131

06015792

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

REGISTRANT'S NAME: Demag Cranes AG

*CURRENT ADDRESS: Postfach 67
58286 Wetter
Germany

**FORMER NAME: ____

**NEW ADDRESS: ____

FILE NO. 82- 35001 FISCAL YEAR ____

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/7/06

Wertpapierprospekt der Demag Cranes AG.

DEMAG
CRANES AG


DEMAG 32t
3,2t
2,2t DEMAG 3,2t
DEMAG
DEMAG
DEMAG
DEMAG
DEMAG 36t
671
662

DEMAG CRANES AG

Prospekt

für das öffentliche Angebot von

bis zu 13.000.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionäre

sowie von

bis zu 1.950.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der DCC Luxembourg 2 S.à r.l.
im Hinblick auf die eventuelle Mehrzuteilung

sowie

für die Zulassung zum Börsenhandel im amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse von

21.172.993 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
(gesamtes Grundkapital)

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005

der

Demag Cranes AG
Wetter

International Securities Identification Number (ISIN): DE 000 DCAG01 0
Wertpapier-Kenn-Nummer (WKN): DCAG01
Common Code: 025582756

Joint Global Coordinators und Joint Bookrunners

Goldman Sachs International **Lehman Brothers**

Co-Lead Managers

Commerzbank Corporates & Markets **HVB Corporates & Markets**

CALYON **WestLB AG**

6. Juni 2006

(Diese Seite wurde absichtlich frei gelassen.)

INHALTSVERZEICHNIS

ZUSAMMENFASSUNG DES PROSPEKTS

Die folgende Zusammenfassung ist als Einführung zu diesem Prospekt zu verstehen. Sie wird durch die in anderen Teilen des Prospekts wiedergegebenen detaillierteren Informationen ergänzt und ist im Zusammenhang mit diesen weiteren Informationen zu lesen. Anleger sollten daher den gesamten Prospekt aufmerksam lesen und jede Entscheidung zur Anlage in die Aktien der Demag Cranes AG, Wetter (nachfolgend auch die „Gesellschaft" und gemeinsam mit ihren Tochtergesellschaften „Demag Cranes", der „Demag Cranes-Konzern" oder der „Konzern" genannt) auf die Prüfung des gesamten Prospekts stützen.

Diese Zusammenfassung enthält in die Zukunft gerichtete Aussagen, die auf der gegenwärtigen, nach bestem Wissen vorgenommenen Einschätzung durch die Demag Cranes AG und auf Annahmen und Faktoren basieren und Risiken und Ungewissheiten unterliegen, deren Nichteintritt bzw. Eintritt dazu führen kann, dass die tatsächlichen Ergebnisse einschließlich der Vermögens-, Finanz- und Ertragslage des Demag Cranes-Konzerns wesentlich von denjenigen abweichen oder negativer ausfallen als diejenigen, die in diesen Aussagen ausdrücklich oder implizit angenommen oder beschrieben werden. In Anbetracht der Risiken, Ungewissheiten und Annahmen können die in dieser Zusammenfassung in Bezug genommenen zukünftigen Ereignisse möglicherweise auch nicht eintreten. Weder die Demag Cranes AG, noch ihre Geschäftsleitung können daher für den tatsächlichen Eintritt der prognostizierten Entwicklungen einstehen. Im Übrigen wird darauf hingewiesen, dass es weder die Demag Cranes AG noch Goldman Sachs International, London, Vereinigtes Königreich („Goldman Sachs"), noch Lehman Brothers International (Europe), London, Vereinigtes Königreich („Lehman Brothers" und zusammen mit Goldman Sachs auch die „Globalen Koordinatoren" genannt) noch die Commerzbank Aktiengesellschaft, Frankfurt am Main, die Bayerische Hypo- und Vereinsbank AG, München, CALYON, Paris, Frankreich oder die WestLB AG, Düsseldorf und Münster (zusammen mit den Globalen Koordinatoren auch die „Konsortialbanken" genannt) übernehmen, über ihre gesetzliche Verpflichtung hinaus derartige in die Zukunft gerichtete Aussagen fortzuschreiben und an zukünftige Ereignisse oder Entwicklungen anzupassen.

Die Demag Cranes AG und die Konsortialbanken übernehmen gemäß § 5 Abs. 2 Nr. 4 des Wertpapierprospektgesetzes („WpPG") die Verantwortung für den Inhalt dieser Zusammenfassung. Sie können jedoch für den Inhalt der Zusammenfassung nur haftbar gemacht werden, falls die Zusammenfassung irreführend, unrichtig oder widersprüchlich ist, wenn sie zusammen mit den anderen Teilen dieses Prospekts gelesen wird. Für den Fall, dass vor einem Gericht Ansprüche auf Grund der in diesem Prospekt enthaltenen Informationen geltend gemacht werden, könnte der als Kläger auftretende Anleger in Anwendung der einzelstaatlichen Rechtsvorschriften der Staaten des Europäischen Wirtschaftsraums die Kosten für die Übersetzung des Prospekts vor Prozessbeginn zu tragen haben.

Demag Cranes

Geschäftstätigkeit des Demag Cranes-Konzerns im Überblick

Demag Cranes ist einer der weltweit führenden Anbieter von Industriekranen und Krankomponenten, Hafenkranen und Technologien zur Hafenautomatisierung. Services, insbesondere Instandhaltung und Modernisierung, sind ein weiteres Kernelement des Leistungsspektrums. Der in die Geschäftsbereiche Industriekrane, Hafentechnologie und Services gegliederte Konzern sieht seine Kernkompetenz in der Entwicklung und Konstruktion technisch anspruchsvoller Krane und Hebezeuge sowie von automatisierten Transport- und Logistiksystemen in Häfen, der Erbringung von Serviceleistungen für diese Produkte und der Fertigung hochwertiger Komponenten. Die Angaben zur Marktstellung von Demag Cranes in den Geschäftsbereichen Industriekrane und Hafentechnologie basieren auf eigenen Markterhebungen, von Wettbewerbern publizierten Umsatzzahlen bzw. Referenzlisten sowie auf Untersuchungen und Veröffentlichungen von Marktforschungsinstituten und Fachzeitschriften.

Demag Cranes verfügt über starke Marken und gehört nach eigener Einschätzung aufgrund seiner Innovations- und Technologieführerschaft, seiner ausgezeichneten Produkt- und Servicequalität sowie seiner engen und langfristigen Kundenbeziehungen international zu den Marktführern. Demag Cranes hat in den letzten Jahren erhebliche Aufwendungen für Forschungs- und Entwicklungsarbeit in den Geschäftsbereichen Industriekrane und Hafentechnologie getätigt und besitzt eine Vielzahl von Schutzrechten, die für das Geschäft von Bedeutung sind. Der Konzern produziert in 16 Ländern auf fünf Kontinenten und betreibt eines der in dieser Branche umfassendsten weltweiten Vertriebs- und Servicenetzwerke mit Präsenz in mehr als 60 Ländern, durch das Kunden in mehr als 100 Ländern erreicht werden.

Darüber hinaus verfügt Demag Cranes über eine breite installierte Basis. Im Geschäftsbereich Industriekrane hat Demag Cranes nach einer für die Gesellschaft erstellten Studie mit mehr als 650.000 elektrischen Kranen und Hebezeugen der Marke „Demag" für industrielle Anwendungen die weltweit größte installierte Basis in diesem Bereich. Im Geschäftsbereich Hafentechnologie geht die Gesellschaft auf der Grundlage eigener und von Wettbewerbern erstellter Referenzlisten davon aus, über die weltweit größte installierte Basis an Hafenmobilkranen zu verfügen.

Demag Cranes hat sich in den vergangenen Jahren konsequent auf ein profitables Wachstum ausgerichtet. Im Geschäftsjahr 2004/2005 erwirtschaftete der Konzern mit 5.520 Mitarbeitern (Stand: 30. September 2005) einen Gesamtumsatz von EUR 881,6 Mio. und ein bereinigtes EBITDA von EUR 84,9 Mio. (Combined Financial Statements zum 30. September 2005).

Wettbewerbsstärken

Nach Ansicht von Demag Cranes zeichnet sich der Konzern durch folgende Wettbewerbsstärken aus:

- ***Führende Positionierung in attraktiven Märkten.*** Demag Cranes ist nach eigener Einschätzung einer der zwei weltweit führenden Hersteller von Kranen und Hebezeugen für industrielle Anwendungen. Zudem ist Demag Cranes nach Erhebungen von World Cargo News Weltmarktführer bei Hafenmobilkranen. Demag Cranes sieht sich vor allem bei hochwertigen Produkten gut positioniert, bei denen Zuverlässigkeit, technische Innovation, Serviceleistung, kurze Lieferzeiten und weltweite Lieferkapazitäten neben dem Preis von Bedeutung sind. Durch die starke Marktstellung und sein attraktives Produktportfolio sieht sich Demag Cranes in der Lage, im Geschäftsbereich Industriekrane von der Konjunkturerholung in Westeuropa, einem fortgesetzt positiven konjunkturellen Umfeld in den USA sowie der steigenden Nachfrage in den Schwellenländern zu profitieren und im Geschäftsbereich Hafentechnologie am hohen strukturellen Wachstum aufgrund des Anstiegs des globalen Containerverkehrs und der damit einhergehenden Investitionen im Hafenbereich zu partizipieren.

- ***Starke Stellung im Markt für Serviceleistungen.*** Demag Cranes verfügt gemeinsam mit seinen Partnern weltweit über mehr als 220 Servicestationen mit über 1.400 Servicetechnikern (Stand: 31. März 2006). Nach eigener Einschätzung verfügt der Konzern damit über eines der umfassendsten Servicenetzwerke in seiner Branche, was einen entscheidenden Wettbewerbsvorteil darstellt. Ausgangspunkt für weiteres hochmargiges Wachstum, insbesondere in den etablierten Märkten, ist vor allem die breite weltweit

installierte Basis, von deren geschätztem Servicepotential bisher erst rund 37% bedient werden.

- ***Technologie- und Innovationsführer.*** Demag Cranes sieht sich in seiner Branche als Technologie- und Innovationsführer mit einer vergleichsweise hohen Bereitschaft, in Forschung und Entwicklung zu investieren. Sowohl im Geschäftsbereich Industriekrane als auch im Geschäftsbereich Hafentechnologie wurden in den letzten Jahren erfolgreich Produktinnovationen im Markt etabliert. Mit seinen Produkten zur Hafenautomatisierung, der im April 2006 im Markt eingeführten Hafenmobilkrane der Generation 5 und seinen neuen Produktfamilien der Seil- und Kettenzüge im Geschäftsbereich Industriekrane verfügt Demag Cranes über eine wettbewerbsfähige Produktpalette, die als Basis für die beabsichtigte Hinzugewinnung weiterer Marktanteile dient.

- ***Etablierte Marken und langfristige Kundenbeziehungen.*** Demag Cranes verfügt mit „Demag" und „Gottwald" über etablierte Marken mit langer Tradition. Dem Konzern ist es gelungen, in der Vergangenheit langfristige Kundenbeziehungen aufzubauen, die durch bereits seit Jahrzehnten laufende Geschäfte dokumentiert werden. Ferner ist es der Gesellschaft aufgrund eines fundierten Verständnisses der Kundenprozesse gelungen, im Bereich Hafentechnologie Verträge für zwei wichtige Großprojekte abzuschließen.

- ***Erfolgreiche Implementierung von Programmen zur Stärkung der Ertragskraft und Wettbewerbsposition.*** Demag Cranes konnte seine Ertragskraft und Wettbewerbsposition in der Vergangenheit deutlich stärken. Konzernweit standen Maßnahmen zur Neupositionierung für profitables Wachstum durch internationale Expansion und neue Produkteinführungen, die Reduktion und Flexibilisierung der Kostenstruktur, die Verbesserung der Prozessabläufe sowie eine Reduktion der Kapitalbindung im Vordergrund. Insbesondere in den Geschäftsbereichen Industriekrane und Services hat Demag Cranes von 2003 bis 2005 ein umfangreiches Restrukturierungsprogramm durchgeführt.

Unternehmensstrategie

Demag Cranes verfolgt konzernweit eine auf nachhaltiges und ertragsorientiertes Wachstum ausgerichtete Strategie, die vorrangig auf folgenden Zielsetzungen basiert:

- ***Ausbau führender Marktpositionen in etablierten Märkten.*** Demag Cranes gehört nach eigener Einschätzung in jedem seiner drei Geschäftsbereiche zu den Marktführern. Der Konzern plant, diese Position mit seinen starken Kundenbeziehungen, seinen bekannten Marken, seiner Innovations- und Technologieführerschaft sowie seiner breiten installierten Basis weiter auszubauen.

- ***Konsequente und profitable Expansion in industriellen Wachstumsmärkten.*** Auf der Grundlage der in den letzten Jahren getätigten Investitionen hat sich Demag Cranes eine starke Ausgangsbasis geschaffen, von der aus der Konzern seine profitable Expansion in den durch die beschleunigte Industrialisierung attraktiven geografischen Wachstumsmärkten konsequent vorantreiben will. Dabei stehen im Geschäftsbereich Industriekrane China, Brasilien, Indien, GUS und Osteuropa im Vordergrund, wo Demag Cranes bereits heute etabliert ist. Im Geschäftsbereich Hafentechnologie beabsichtigt der Konzern, seine Aktivitäten im südostasiatischen Raum und im Mittleren Osten verstärkt auszubauen.

- ***Wachstum durch innovative Produktangebote und Erweiterung des Leistungsangebots.*** Demag Cranes führt in den Jahren 2004 bis 2007 sowohl im Geschäftsbereich Industriekrane als auch im Geschäftsbereich Hafentechnologie wichtige neue Produktfamilien ein, die in den nächsten Jahren entscheidende Umsatz- und Ergebnistreiber darstellen und die Wettbewerbsposition des Konzerns erheblich stärken sollen. Dazu zählen vor allem die neuen DR-Seilzug- und DC-Kettenzug-Produktfamilien sowie die neue Hafenmobilkrangeneration 5, die vollautomatischen Containertransportfahrzeuge mit diesel-elektrischem Antrieb und die vollautomatischen Stapelkrane.

- ***Verstärkte Erschließung des Servicepotentials.*** Demag Cranes hat es sich zum Ziel gesetzt, den Umsatz im attraktiven Servicegeschäft deutlich zu erweitern. Der Konzern plant, dies durch eine verstärkte Bedienung seiner installierten Basis mit verbesserten Serviceleistungen und den Ausbau seines Servicenetzwerks zu erreichen. Dabei profitiert

Demag Cranes auch bei dem zu beobachtenden Trend des kundenseitig verstärkten Outsourcings der Serviceleistungen. Ferner beabsichtigt die Gesellschaft, den Umsatz mit der Betreuung von Produkten anderer Hersteller weiter auszubauen.

- ***Weitere Stärkung wichtiger Kundenbeziehungen im Geschäftsfeld Hafentechnologie.*** Demag Cranes erwartet, dass das Geschäft mit Produkten im Bereich der Hafenautomatisierung und Software in Zukunft stark wachsen wird. Hier plant der Konzern, seine guten Kundenbeziehungen zu weltweit tätigen Hafen- und Containerschifffahrtsunternehmen weiter auszubauen, um von dem erwarteten Wachstum zu profitieren.
- ***Kontinuierliche Verbesserung der Ertragskraft durch Prozessoptimierung.*** Demag Cranes hat seine Wettbewerbsfähigkeit und Ertragskraft in den letzten Jahren durch die Umsetzung diverser Maßnahmen zur Kostensenkung und Prozessoptimierung fundamental verbessert. Die Gesellschaft plant, diese Maßnahmen in Zukunft konsequent weiter zu verfolgen. Darüber hinaus hat die Gesellschaft weitere spezifische Maßnahmen zur Verbesserung der Wettbewerbsposition sowie der Umsatz- und Ertragskraft ausgearbeitet, die derzeit implementiert werden.

Weitere wesentliche Angaben betreffend die Gesellschaft

Gründung	Die im Jahre 2002 unter der Firma DCC HoldCo 3 (drei) GmbH gegründete Gesellschaft ist nach einer Sitzverlegung, ihrer Umfirmierung und Umwandlung in eine Aktiengesellschaft (eingetragen am 11. Mai 2006) unter der Firma „Demag Cranes AG" im Handelsregister des Amtsgerichts Hagen unter HRB 7364 eingetragen. Sitz der Gesellschaft ist Wetter (Ruhr). Eine Sitzverlegung nach Düsseldorf ist beschlossen, aber noch nicht durchgeführt.
Grundkapital und Aktien	Das Grundkapital beträgt EUR 21.172.993. Es ist eingeteilt in 21.172.993 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie.
Vorstand	Harald Joachim Joos, Vorstandsvorsitzender (CEO), Dirk Kießling, Finanzvorstand (CFO).
Aufsichtsrat	Dr. Horst Heidsieck (Vorsitzender), Josef Berger (stellvertretender Vorsitzender), Gerd-Uwe Boguslawski, Heinrich Fischer, Reinhard Gorenflos, Alfred Hack, Karlheinz Hornung, Robert J. Koehler, Reinhard Möller, Hubert Rosenthal, Burkhard Schuchmann, Ralph Triebel.
Mitarbeiter	Zum 31. März 2006 beschäftigte die Gesellschaft selbst noch keine Mitarbeiter. Der Demag Cranes-Konzern beschäftigte zum 31. März 2006 5.588 Mitarbeiter. Davon entfielen 3.303 auf den Geschäftsbereich Industriekrane, 1.549 auf den Geschäftsbereich Services und 736 auf den Geschäftsbereich Hafentechnologie.
Hauptaktionäre	Hauptaktionäre der Gesellschaft sind die DCC Luxembourg 2 S.à r.l. und die Gottwald Luxembourg 2(b) S.à r.l. Diese Gesellschaften werden mittelbar beherrscht durch die Demag Holding S.à r.l., Luxemburg, die ihrerseits zu 81% durch Private-Equity-Investmentfonds, die von Kohlberg Kravis Roberts & Co. L.P. („KKR") beraten werden, und zu 19% durch die Siemens AG, Berlin und München, gehalten wird.
Abschlussprüfer	Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf.
Geschäfte mit nahe stehenden Personen	Zu Geschäften mit nahe stehenden Personen zählt ein Managementbeteiligungsprogramm, in das unter anderem Führungskräfte der Gesellschaft sowie deren Tochtergesellschaften eingebunden sind. Mit der Siemens AG und mit der Siemens AG verbundenen Unternehmen wurden die folgenden Verträge geschlossen: Verträge für Herstellung, Lieferung und Service von Getriebemotoren, IT-Serviceverträge sowie sonstige Verträge. Mit der Demag Holding S.à r.l. und mit der Demag Holding S.à r.l. verbundenen Unternehmen wurden die folgenden Rechtsbeziehungen begründet: ein Einbringungsvertrag, Darlehensverträge, die bestehende Finanzierung, Cashpooling, ein Intra Group Agreement, Verträge mit der Demag Dienstleistungs GmbH sowie sonstige Verträge. Ferner bestehen Verträge mit der MHE-Demag (S) Pte. Ltd., ein Vertretungsvertrag mit der E.A. Juffali & Bros. sowie ein Darlehensvertrag mit der TBA International Holding B.V.

Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel

Gegenstand des Angebots, abgebende Aktionäre	Bis zu 13.000.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Gesellschaft mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und zwar bis zu 4.093.117 Aktien aus dem Eigentum von DCC Luxembourg 2 S.à r.l. und bis zu 8.906.883 Aktien aus dem Eigentum von Gottwald Luxembourg 2(b) S.à r.l. (im Folgenden zusammen die „abgebenden Aktionäre") sowie bis zu 1.950.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf eine eventuelle Mehrzuteilung, jeweils mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005. Die bis zu 13.000.000 Aktien aus dem Eigentum der abgebenden Aktionäre sowie die bis zu 1.950.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf eine eventuelle Mehrzuteilung werden nachfolgend zusammen auch als die „Angebotenen Aktien" bezeichnet.
Globale Koordinatoren	Goldman Sachs International, London, Vereinigtes Königreich und Lehman Brothers International (Europe), London, Vereinigtes Königreich.
Co-Lead Managers	Commerzbank Aktiengesellschaft, Frankfurt am Main, Bayerische Hypo-und Vereinsbank AG, München, Calyon, Paris, Frankreich, WestLB AG, Düsseldorf und Münster.
Art und Frist des Angebots	Das Angebot besteht aus einem öffentlichen Angebot der Angebotenen Aktien in der Bundesrepublik Deutschland und einer Privatplatzierung außerhalb der Bundesrepublik Deutschland in der Zeit vom 7. Juni 2006 bis zum 19. Juni 2006 (12:00 Uhr MESZ für Privatanleger und 14:00 Uhr MESZ für institutionelle Anleger) durch die Konsortialbanken unter Führung der Globalen Koordinatoren. Die Konsortialbanken werden die Angebotenen Aktien unter den in einem Aktienübernahmevertrag, der voraussichtlich am 19. Juni 2006 abgeschlossen wird, geregelten Bedingungen übernehmen. Die abgebenden Aktionäre behalten sich vor, nach Beratung mit den Globalen Koordinatoren den Angebotszeitraum zu verlängern oder zu verkürzen oder die Anzahl der Angebotenen Aktien zu erhöhen oder zu verringern. In den Vereinigten Staaten von Amerika („USA") werden die Aktien an qualifizierte institutionelle Anleger („Qualified Institutional Buyers") im Rahmen einer Platzierung gemäß Rule 144A des United States Securities Act von 1933 in der derzeit gültigen Fassung („Securities Act") angeboten (mit Ausnahme der bevorrechtigten Zuteilung an eine Kommanditgesellschaft, die von KKR im Interesse ihrer Führungskräfte und Mitarbeiter und der Führungskräfte und Mitarbeiter bestimmter assoziierter (affiliated) Gesellschaften und Personen gegründet worden ist, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden). Außerhalb der USA werden die Angebotenen Aktien im Rahmen einer Platzierung gemäß Regulation S des Securities Act angeboten.
Preisspanne	Die Preisspanne, innerhalb derer Kaufangebote abgegeben werden können, beträgt EUR 26 bis EUR 31 pro Angebotene Aktie. Die abgebenden Aktionäre behalten sich vor, nach

	Beratung mit den Globalen Koordinatoren die obere und/oder untere Begrenzung der Preisspanne zu erhöhen bzw. abzusenken.
Kaufpreis	Der Kaufpreis für die Angebotenen Aktien wird mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs von den abgebenden Aktionären nach Beratung mit den Globalen Koordinatoren voraussichtlich am 19. Juni 2006 abends festgelegt. Der Kaufpreis wird voraussichtlich am 19. Juni 2006 im Wege einer Ad-hoc-Mitteilung über ein elektronisch betriebenes Informationssystem und unter der Internetadresse der Gesellschaft sowie voraussichtlich am 21. Juni 2006 in der Frankfurter Allgemeine Zeitung veröffentlicht werden und kann nach der ersten vorgenannten Veröffentlichung bei den Konsortialbanken erfragt werden. Der Kaufpreis ist voraussichtlich am 22. Juni 2006 zu zahlen.
Anzahl der zugeteilten Aktien	Insbesondere für den Fall, dass das Platzierungsvolumen nicht ausreicht, sämtliche Kaufaufträge zum festgelegten Kaufpreis zu bedienen, behalten sich die Konsortialbanken vor, Kaufangebote nicht oder nur teilweise anzunehmen. Anleger, die ihren Kaufauftrag über eine Konsortialbank gestellt haben, können die Anzahl der ihnen zugeteilten Aktien voraussichtlich ab dem 20. Juni 2006 bei dieser Konsortialbank erfragen.
Allgemeine Zuteilungskriterien	Die abgebenden Aktionäre und die Konsortialbanken werden die ,,Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger", die am 7. Juni 2000 von der Börsensachverständigenkommission beim Bundesministerium der Finanzen herausgegeben wurden, beachten. Die Zuteilung im Rahmen des Angebots an Privatanleger in Deutschland wird nach einheitlichen Kriterien für alle Konsortialbanken und ihre angeschlossenen Institute erfolgen.
Bevorrechtigte Zuteilung	Die abgebenden Aktionäre beabsichtigen, im Rahmen des Angebots Aktien wie folgt bevorrechtigt anzubieten. Es ist beabsichtigt, einen Teil dieser Aktien (Aktien im Gesamtwert von bis zu EUR 4,2 Mio.) zunächst der Gesellschaft anzubieten. Die Gesellschaft beabsichtigt, diese Aktien Mitarbeitern des Demag Cranes-Konzerns (nicht Vorstandsmitgliedern) mit Preisnachlass bevorrechtigt anzubieten. Weiterhin beabsichtigen die abgebenden Aktionäre, Aktien im Rahmen des Angebots zum Kaufpreis (ohne Preisnachlass) wie folgt anzubieten: Aktien im Gesamtwert von bis zu EUR 3,0 Mio. an Mitarbeiter des Demag Cranes-Konzerns und Vorstandsmitglieder; Aktien im Gegenwert von bis zu EUR 600.000 an Aufsichtsratsmitglieder; Aktien im Gegenwert von insgesamt bis zu EUR 3,0 Mio. an eine Kommanditgesellschaft, an der Führungskräfte und Mitarbeiter von KKR sowie bestimmter assoziierter (affiliated) Gesellschaften und Personen beteiligt sind, sowie an Führungskräfte und Mitarbeiter von Demag Investments S.à r.l. und mit dieser verbundener Gesellschaften in Luxemburg.

Börsennotierung	Die Gesellschaft wird voraussichtlich am 7. Juni 2006 die Zulassung der Aktien zum amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse beantragen. Der Beschluss der Frankfurter Wertpapierbörse über die Zulassung der Aktien zum Börsenhandel wird voraussichtlich am 16. Juni 2006 gefasst. Die Aufnahme des Börsenhandels ist für den 20. Juni 2006 vorgesehen.
Lieferung und Abrechnung	Die buchmäßige Lieferung der Aktien durch die Clearstream Banking AG, Frankfurt am Main, gegen Zahlung des Kaufpreises erfolgt voraussichtlich am 22. Juni 2006.
Marktschutzvereinbarung/ Veräußerungsbeschränkungen (Lock-up)	Die Gesellschaft, die abgebenden Aktionäre und die Management Beteiligungs-KGs werden sich gegenüber den Konsortialbanken verpflichten, innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel bestimmte Maßnahmen, die eine Wirkung auf den Markt in den Aktien der Gesellschaft haben könnten, nicht ohne vorherige schriftliche Zustimmung der Globalen Koordinatoren durchzuführen.
Mehrzuteilung/Stabilisierung	Im Zusammenhang mit der Platzierung können im rechtlich zulässigen Umfang Mehrzuteilungen und so genannte Stabilisierungsmaßnahmen vorgenommen werden.
Greenshoe-Option	Im Hinblick auf eine eventuelle Mehrzuteilung von bis zu 1.950.000 Aktien der Gesellschaft wird die DCC Luxembourg 2 S.à r.l. Goldman Sachs als Stabilisierungsmanager 1.950.000 Aktien der Gesellschaft im Wege eines unentgeltlichen Wertpapierdarlehens zur Verfügung stellen. In diesem Umfang wird sie ferner Goldman Sachs (für Rechnung der Konsortialbanken) die Option einräumen, bis zu 1.950.000 Aktien der Gesellschaft jeweils zu dem für die Angebotenen Aktien festgelegten Kaufpreis zu erwerben („Greenshoe-Option"). Die Greenshoe-Option kann bis zum Ablauf des 30. Kalendertages nach der Aufnahme der Börsennotierung der Aktien der Gesellschaft ausgeübt werden.
Kosten des Angebots	Die Kosten des Angebots einschließlich der Provisionen der Konsortialbanken werden unter Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung der Greenshoe-Option bei einem angenommenen Kaufpreis der Aktien in Höhe des Mittelwerts der Preisspanne sowie einer angenommenen vollständigen Zahlung der ermessensabhängigen Erfolgsvergütung für die Konsortialbanken voraussichtlich bis zu EUR 33,0 Mio. betragen.
Verwendung des Erlöses	Der Erlös aus dem Verkauf der von den abgebenden Aktionären verkauften Aktien fließt den abgebenden Aktionären zu.
ISIN	DE 000 DCAG01 0
WKN	DCAG01
Common Code	025582756
Börsenkürzel	D9C

Hinweise zur Darstellung der historischen Finanzdaten

Die in diesem Prospekt enthaltenen Finanzdaten von Demag Cranes für die Geschäftsjahre zum 30. September 2005, 2004 und 2003 sowie für die Sechsmonatszeiträume zum 31. März 2006 und zum 31. März 2005 wurden den zusammengefassten Abschlüssen der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH (in diesem Prospekt auch als „Combined Financial Statements" von Demag Cranes bezeichnet) entnommen, die im Finanzteil dieses Prospekts abgedruckt sind.

Die Combined Financial Statements von Demag Cranes zum 30. September 2005, 2004 und 2003 und der Halbjahresabschluss von Demag Cranes zum 31. März 2006 wurden nach den internationalen Rechnungslegungsgrundsätzen („IFRS") erstellt. Die Combined Financial Statements von Demag Cranes wurden auf Grundlage der Konzernabschlüsse der DCC HoldCo 3 (drei) GmbH sowie der Konzernabschlüsse der Gottwald HoldCo 3 (drei) GmbH erstellt. Sie spiegeln die Vermögens-, Finanz- und Ertragslage der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH wider und zwar so, als sei der Unternehmenszusammenschluss bereits am 1. Oktober 2002 erfolgt. Wären die Geschäftsbetriebe der beiden Gesellschaften in den gesamten dargestellten Perioden vollständig integriert gewesen, hätten sich unter Umständen eine abweichende Vermögens-, Finanz- und Ertragslage sowie abweichende Cashflows für den zusammengefassten Demag Cranes-Konzern ergeben. Dementsprechend nehmen die Combined Financial Statements weder für sich in Anspruch, eine Darstellung der tatsächlichen Vermögens-, Finanz- und Ertragslage und der Cashflows bei Zusammenfassung der Geschäftsbetriebe der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH am 1. Oktober 2002 zu sein, noch die Vermögens-, Finanz- und Ertragslage und Cashflows für künftige Perioden oder einen künftigen Stichtag zu extrapolieren. Siehe Anhangsangabe 1 der Combined Financial Statements von Demag Cranes für das Geschäftsjahr zum 30. September 2005, die im Finanzteil dieses Prospekts abgedruckt sind.

Am 24. September 2002 erwarben Private-Equity-Investmentfonds, die durch Kohlberg Kravis Roberts & Co. L.P. („KKR") beraten werden, das Industriekran- und Services-Geschäft der DCC HoldCo 3 (drei) GmbH sowie das Hafentechnologiegeschäft der Gottwald HoldCo 3 (drei) GmbH als Teil von sieben Unternehmensbereichen von der Siemens AG (der „Erwerb"). Der Erwerb wurde unter Anwendung der Erwerbsmethode nach den Grundsätzen der IFRS bilanziert. Die Anwendung der Erwerbsmethode nach IFRS hatte einen wesentlichen Einfluss auf die Combined Financial Statements von Demag Cranes. Unter anderem hat die Anwendung der Erwerbsmethode die Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen („Herstellungskosten") im Geschäftsjahr 2002/2003 wesentlich erhöht und in den Geschäftsjahren nach dem Erwerb zu höheren Abschreibungen des Anlagevermögens geführt. Die Anwendung der Erwerbsmethode hat sich jedoch nur auf Ebene des Konzerns in den Combined Financial Statements ausgewirkt. Demag Cranes ist in drei Geschäftsbereiche (in den Combined Financial Statements als „Segmente" bezeichnet) gegliedert: Industriekrane, Hafentechnologie und Services. In den Ergebnissen der Geschäftsbereiche, die in den Combined Financial Statements von Demag Cranes dargestellt sind, sind die Auswirkungen der Anwendung der Erwerbsmethode nicht enthalten.

Neben den Effekten aus der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb reflektieren die Combined Financial Statements auch Restrukturierungs- und Beratungskosten, die primär mit Restrukturierungsmaßnahmen im Zusammenhang stehen, Abfindungs- und Freisetzungskosten, Gewinne (Verluste) aus Desinvestitionen sowie gewisse sonstige Aufwendungen und Erträge, welche das Management für normalerweise nicht wiederkehrend oder nicht mit dem normalen Geschäftsverlauf in Verbindung stehend betrachtet, auch wenn einige dieser Posten in mehr als einer Geschäftsperiode zu Aufwand oder Ertrag geführt haben. Bei der Bewertung der operativen Ertragslage der einzelnen Geschäftsbereiche werden diese Aufwendungen und Erträge nicht vom Management berücksichtigt. Die Ergebnisse der Geschäftsbereiche, die in den Combined Financial Statements von Demag Cranes dargestellt sind, schließen diese Effekte, welche das Management als „Einmaleffekte" bezeichnet, ebenfalls aus.

Auf Konzernebene weist das Management das bereinigte Bruttoergebnis, das bereinigte EBIT und das bereinigte EBITDA aus, um die Auswirkungen der Anwendung der Erwerbsmethode und die oben beschriebenen Einmaleffekte sowie gewisse Belastungen durch die Muttergesellschaft zu eliminieren, da das Management der Ansicht ist, dass diese bereinigten Kennzahlen eine

aussagefähigere Grundlage darstellen, um die Vermögens-, Finanz- und Ertragslage des Konzerns in den untersuchten Zeiträumen zu bewerten. Diese Kennzahlen stellen keine nach IFRS oder den allgemein anerkannten Rechnungslegungsgrundsätzen der Vereinigten Staaten („US GAAP") definierten Kennzahlen dar. Die hier verwendeten Definitionen des bereinigten EBIT und des bereinigten EBITDA unterscheiden sich unter Umständen von ähnlichen Kennzahlen, die von anderen Gesellschaften ausgewiesen werden. Sie lassen sich daher nicht direkt mit solchen Kennzahlen vergleichen.

Zwischen Abschlüssen gemäß IFRS und US GAAP bestehen bestimmte Unterschiede.

Negative Zahlen werden im Finanzteil dieses Prospekts mit Minuszeichen, im Übrigen auch unter Verwendung von Klammern dargestellt.

Ausgewählte zusammengefasste Finanzangaben und Geschäftsinformationen

Die vorliegenden, ausgewählten zusammengefassten Finanzdaten sollten in Zusammenhang mit den Abschnitten „*Kapitalausstattung*" und „*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage*" sowie den geprüften und nicht geprüften Combined Financial Statements und den entsprechenden Erläuterungen in den jeweiligen Anhängen gelesen werden, die sich in diesem Prospekt befinden.

	Geschäftsjahre zum 30. September			Sechsmonatszeiträume zum 31. März	
	2003	2004	2005	2005	2006
	(geprüft)			(nicht geprüft)	
	(in EUR Mio.)				
Ausgewählte Posten der Gewinn- und Verlustrechnung:					
Umsatzerlöse	844,0	810,1	881,6	392,1	465,2
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(695,9)	(621,7)	(654,0)	(290,4)	(342,4)
Bruttoergebnis vom Umsatz	**148,1**	**188,4**	**227,6**	**101,6**	**122,8**
Forschungs- und Entwicklungskosten	(35,7)	(20,2)	(17,1)	(8,4)	(7,9)
Vertriebs- und allgemeine Verwaltungskosten	(174,1)	(168,1)	(190,5)	(91,1)	(95,9)
Sonstige betriebliche Erträge (Aufwendungen), netto	5,8	6,2	15,6	3,3	0,0
Erträge aus der Beteiligung an assoziierten Unternehmen	0,7	0,8	0,7	0,3	0,4
Jahresergebnis vor Zinsergebnis und Ertragsteuern (EBIT)	**(55,2)**	**7,1**	**36,1**	**5,8**	**19,4**
Zinsen und ähnliche Erträge (Aufwendungen), netto	(12,3)	(37,2)	(33,6)	(18,9)	(8,4)
Jahresergebnis vor Ertragsteuern (EBT)	**(67,5)**	**(30,0)**	**2,5**	**(13,1)**	**11,0**
Ertragsteuerertrag (-aufwand)	21,7	10,6	(2,0)	5,4	(2,3)
Jahresüberschuss (-fehlbetrag) nach Steuern	**(45,9)**	**(19,5)**	**0,5**	**(7,8)**	**8,6**
Ausgewählte Bilanzposten (zum Ende der Periode):					
Zahlungsmittel und Zahlungsmitteläquivalente	45,5	35,5	43,2	k.A.	37,8
Immaterielle Vermögenswerte(1)	187,7	178,5	179,8	k.A.	181,6
Sachanlagen	180,5	159,7	123,2	k.A.	122,1
Nettoumlaufvermögen(2)	224,4	196,1	202,3	k.A.	217,8
Bilanzsumme	903,9	826,7	867,7	k.A.	838,1
Nettofinanzverbindlichkeiten(3)	360,5	286,9	178,3	k.A.	174,1
Auf Anteilseigner der Muttergesellschaften entfallendes Eigenkapital	1,9	65,1	160,5	k.A.	170,0
Pensionspläne und ähnliche Verpflichtungen	124,9	122,2	139,4	k.A.	140,9
Ausgewählte Posten aus der Kapitalflussrechnung:					
Cashflow aus betrieblicher Tätigkeit	62,6	4,9	19,8	(45,5)	5,3
Cashflow aus Investitionstätigkeit	(19,7)	(6,3)	(10,0)	(1,9)	(1,6)
Cashflow aus Finanzierungstätigkeit	(83,3)	(8,9)	(3,6)	37,6	(10,2)
Auswirkung von Kursschwankungen auf den freien Cashflow	3,9	0,7	(0,8)	—	1,1
Zunahme (Abnahme) der Zahlungsmittel und Zahlungsmitteläquivalente	**(36,5)**	**(9,6)**	**5,5**	**(9,8)**	**(5,4)**
Sonstige Finanzdaten:					
Bereinigtes EBIT(4)(6)	52,2	34,1	64,0	18,8	30,9
Bereinigtes EBITDA(5)(6)	76,2	55,9	84,9	28,9	40,8
Investitionen	(25,3)	(22,2)	(22,6)	(7,6)	(13,4)
Freier Cashflow vor Finanzierung(7)	42,9	(1,4)	9,8	(47,3)	3,7
Freier Cashflow vor Finanzierung, Zins- und Steuerzahlungen(7)	59,7	20,4	39,9	(32,5)	13,7

(1) Einschließlich Geschäfts- und Firmenwert. Zum 30. September 2003 betrug der Geschäfts- und Firmenwert EUR 119,1 Mio., verglichen mit EUR 118,6 Mio. zum 30. September 2004 und EUR 119,7 Mio. zum 30. September 2005. Am 31. März 2006 belief sich der Geschäfts- und Firmenwert auf EUR 120,2 Mio.

(2) Das Nettoumlaufvermögen beinhaltet Vorräte und sämtliche Forderungen aus Lieferungen und Leistungen *minus* Verbindlichkeiten aus Lieferungen und Leistungen und (erhaltene/geleistete) Anzahlungen.

(3) Die Nettofinanzverbindlichkeiten beinhalten verzinsliche Darlehen, Gesellschafterdarlehen und übrige Finanzverbindlichkeiten *minus* Zahlungsmittel und Zahlungsmitteläquivalente sowie kurzfristige finanzielle Forderungen.

(4) Das bereinigte EBIT ergibt sich aus EBIT, bereinigt um die folgenden Positionen:

	Geschäftsjahre zum 30. September			Sechsmonats-zeiträume zum 31. März	
	2003	2004	2005	2005	2006
		(geprüft)		(nicht geprüft)	
			(in EUR Mio.)		
EBIT	(55,2)	7,1	36,1	5,8	19,4
PPA Vorräte[(a)]	59,6	(0,5)	—	—	—
PPA Abschreibungen[(b)]	31,8	16,4	11,8	5,9	5,6
EBIT vor PPA	36,1	23,0	47,9	11,7	25,0
Anpassungen für Einmaleffekte[(c)]	14,4	9,4	14,6	6,4	5,1
Anpassungen für Holdingkosten[(d)]	1,7	1,7	1,5	0,8	0,8
Bereinigtes EBIT	**52,2**	**34,1**	**64,0**	**18,8**	**30,9**

(a) Folgeeffekte aus der Bilanzierung von Vorräten zum Zeitwert („Purchase Price Allocation" oder „PPA") auf die Herstellungskosten. Demag Cranes erhöhte bei der Anwendung der Erwerbsmethode den Wert der Vorräte, um den Verkehrswert widerzuspiegeln, was die Herstellungskosten im Geschäftsjahr 2002/2003 wesentlich erhöhte.

(b) Folgeeffekte aus der Bilanzierung von Anlagevermögen zum Zeitwert, was in den folgenden Zeiträumen zu höheren Abschreibungen führte.

(c) Diese Bereinigungen beinhalten Restrukturierungs- und Beratungskosten, die primär mit Restrukturierungsmaßnahmen im Zusammenhang stehen, Abfindungs- und Freisetzungskosten, Gewinne (Verluste) aus Desinvestitionen sowie gewisse sonstige Effekte oder Aufwendungen, die nach Einschätzung des Managements normalerweise nicht wiederkehrend sind bzw. nicht im Rahmen der normalen operativen Geschäftstätigkeit auftreten. Bei der operativen Leistungsbewertung des finanziellen Beitrags der einzelnen Geschäftsbereiche werden diese Effekte nicht vom Management berücksichtigt. Die für „Einmaleffekte" vorgenommenen Bereinigungen sind nicht nach den IFRS Rechnungslegungsgrundsätzen definiert. Darüber hinaus können der Gesellschaft auch in Zukunft Kosten bzw. Aufwendungen entstehen, die denjenigen Aufwendungen ähnlich sind, die als Teil der Bereinigungen in der oben gezeigten Tabelle aufgeführt wurden, wie zum Beispiel Aufwendungen für externe Beratungskosten.

(d) Beinhaltet Aufwendungen für bestimmte Dienstleistungen, wie etwa strategische Beratungs- und Finanzdienstleistungen, die von Muttergesellschaften der Demag Cranes AG erbracht werden. Demag Cranes geht davon aus, dass solche Aufwendungen nach dem Börsengang nicht mehr anfallen werden.

(5) Das bereinigte EBITDA ermittelt sich aus dem bereinigten EBIT, wie oben beschrieben, durch Abzug der Abschreibungen gemäß der nachstehenden Tabelle:

	Geschäftsjahre zum 30. September			Sechsmonats-zeiträume zum 31. März	
	2003	2004	2005	2005	2006
		(geprüft)		(nicht geprüft)	
			(in EUR Mio.)		
Bereinigtes EBIT	52,2	34,1	64,0	18,8	30,9
Abschreibungen[(a)]	24,0	21,7	21,0	10,0	9,9
Bereinigtes EBITDA	**76,2**	**55,9**	**84,9**	**28,9**	**40,8**

(a) Beinhaltet Abschreibungen mit Ausnahme von PPA Abschreibungen.

(6) Demag Cranes ist der Meinung, dass das bereinigte EBIT und das bereinigte EBITDA wichtige Kennzahlen zur Bewertung der Rentabilität darstellen, da sie unter anderem Bereinigungen zur Eliminierung von Effekten aus der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb sowie für bestimmte andere Einmaleffekte beinhalten. Fußnoten (4) und (5) enthalten diesbezüglich weitere Informationen. Das Management verwendet diese Kennzahlen, da es der Auffassung ist, dass diese Kennzahlen eine aussagefähigere Grundlage für einen Vergleich der operativen Leistungsbewertung der Gesellschaft von Jahr zu Jahr bieten. Das bereinigte EBIT und das bereinigte EBITDA stellen keine Kennzahlen nach IFRS oder US GAAP Rechnungslegungsgrundsätzen, wie etwa der Jahresüberschuss (-fehlbetrag), dar. Die hier verwendeten Definitionen des bereinigten EBIT und des bereinigten EBITDA unterscheiden sich unter Umständen von ähnlichen Kennzahlen, die von anderen Gesellschaften ausgewiesen werden. Sie lassen sich daher nicht direkt mit solchen Kennzahlen vergleichen.

(7) Für Cashflow-Zwecke steuert der Konzern den Cashflow nicht nach Segmenten, sondern verwendet Maßstäbe, die nach IFRS oder US GAAP nicht fest definiert sind. Dazu gehören der freie Cashflow vor Finanzierung und der freie Cashflow vor Finanzierung, Zins- und Steuerzahlungen. Der freie Cashflow vor Finanzierung wird vom Konzern verwendet, da dieser entweder zur Ausschüttung an die Investoren oder zur Deckung eines sonstigen Finanzmittelbedarfs zur Verfügung steht.

Geschäftsaussichten des Demag Cranes-Konzerns

Zu den wesentlichen Faktoren, welche die Finanzlage und Geschäftstätigkeit des Konzerns seit dem 30. September 2005 beeinflusst haben, zählt die insgesamt positive Entwicklung der Nachfrage in allen drei Geschäftsbereichen, die zu erhöhten Absatzmengen und Auftragseingängen führte. Außerdem hat Demag Cranes im April 2006 die ersten Modelle der neuen Hafenmobilkrangeneration 5 im Markt eingeführt.

Für den Geschäftsbereich Industriekrane erwartet die Gesellschaft im weiteren Verlauf des Geschäftsjahres eine Fortsetzung des positiven Trends, die sowohl von einer Steigerung des Auftragseingangs aus Schwellenländern als auch durch die spürbare konjunkturelle Erholung in Westeuropa und das fortgesetzt positive Umfeld in den USA sowie von der erfolgreichen Einführung neuer Produkte getragen wird. Aufgrund der eingeleiteten Wachstumsinitiativen, Kostensenkungsmaßnahmen und Effizienzsteigerungsprogramme rechnet die Gesellschaft damit, dass sich die Ertragskraft und Wettbewerbsposition weiterhin verbessern. Für den Geschäftsbereich Hafentechnologie rechnet die Gesellschaft mit einer deutlicheren Umsatzsteigerung als in den anderen Geschäftsbereichen. Neben den eingeleiteten Markt- und Produktoffensiven basiert diese Erwartung auf der prognostizierten Steigerung der weltweiten und regionalen Handelsvolumina und des Containertransports, der gemäß Drewry Shipping Consultants bis 2010 jährlich um durchschnittlich 9,3% wachsen wird. Im Geschäftsbereich Services strebt die Gesellschaft an, den Umsatz durch eine stärkere Penetration der eigenen installierten Basis bei Kranen und Hebezeugen für industrielle Anwendungen und eine verstärkte Wartung von Drittprodukten zu steigern.

Zusammenfassung der Risikofaktoren

Demag Cranes ist einer Reihe von Risiken ausgesetzt. Zu diesen zählen:

- Die Nachfrage nach einigen Produkten von Demag Cranes, die dem Bereich der Investitionsgüter zuzuordnen sind, ist in hohem Maße von der allgemeinen Konjunkturentwicklung sowie der Entwicklung bestimmter zyklischer Branchen und der erzielbaren Finanzierungskonditionen einiger Endkunden abhängig;
- Intensiver Wettbewerb und Preisdruck können Umsatz, Gewinn und Marktanteile von Demag Cranes beeinträchtigen;
- Die internationale Expansion von Demag Cranes in Wachstumsmärkten kann erfolglos verlaufen, sollte die wirtschaftliche Entwicklung und damit die Nachfrage in den Schwellenländern, in denen der Konzern tätig ist oder verstärkt tätig sein will, nicht wie erwartet verlaufen, die lokale Nachfrage von anderen Anbietern befriedigt werden oder Risiken bezüglich politischer, wirtschaftlicher und rechtlicher Entwicklungen sowie des Devisenverkehrs eintreten;
- Die Einführung neuer Produkte und Dienstleistungen kann weniger erfolgreich verlaufen als von Demag Cranes erwartet, unter anderem hinsichtlich der Akzeptanz bei Kunden, der damit verbundenen Kosten und etwaiger Qualitätsprobleme;
- Demag Cranes ist im Geschäftsbereich Hafentechnologie Projektrisiken ausgesetzt, die vor allem daraus resultieren, dass die Durchführung langfristiger Großprojekte trotz teilweise erheblicher Vorlaufkosten unter Umständen nicht gesichert ist;
- Eine Konsolidierung bei Hafenbetreibern bzw. Schifffahrtslinien kann zum Verlust von Kunden und Aufträgen sowie über eine Verstärkung der Nachfragemacht der Kunden mittelbar zu Umsatzeinbußen führen;
- Der Markteintritt von Anbietern aus Schwellenländern kann zu zusätzlichem Wettbewerb und Preisdruck in den Industrieländern führen, in denen Demag Cranes heute noch den größten Anteil seines Umsatzes erzielt;

- Die von Demag Cranes geplanten Maßnahmen zur Verbesserung der Ertragskraft durch Prozessoptimierung könnten erfolglos verlaufen und bestimmte damit verbundene Investitionen oder kostenintensive Maßnahmen umsonst getätigt bzw. getroffen worden sein;
- Abhängigkeiten von Zulieferern – etwa bei bestimmten Bauteilen und -gruppen mit geringer kurzfristiger Substituierbarkeit oder bei Outsourcing-Partnern im Bereich Hafentechnologie – und etwaige damit verbundene Qualitätsprobleme oder Lieferverzögerungen können sich negativ auf die Geschäftstätigkeit von Demag Cranes auswirken;
- Steigende Rohstoffpreise, insbesondere bei Stahl und stahlbasierten Vorprodukten, und Transportkosten könnten die Profitabilität des Geschäfts von Demag Cranes negativ beeinflussen, falls diese unter Umständen nicht oder nicht im vollen Umfang an die Kunden weitergegeben werden können;
- Haftungsansprüche aus den vom Konzern vertriebenen Produkten könnten die Marktakzeptanz für diese Produkte und die Reputation von Demag Cranes beeinträchtigen sowie das Ergebnis von Demag Cranes belasten;
- Längere Produktionseinstellungen wegen Liefer- oder Transportverzögerungen, Betriebsunterbrechungen oder Streiks – auch bei Lieferanten oder Kunden des Konzerns – könnten das Geschäft von Demag Cranes beeinträchtigen;
- Rückkaufverpflichtungen in einigen Hafenmobilkrankaufverträgen des Konzerns können sich negativ auf die Geschäftstätigkeit von Demag Cranes auswirken, falls Kunden verstärkt diese Verpflichtungen in Anspruch nehmen und es dem Konzern nicht gelingt, die zurückgekauften Krane zu angemessenen Preisen weiter zu veräußern;
- Wechselkursschwankungen, insbesondere zwischen US-Dollar und Euro, können das Ergebnis von Demag Cranes belasten;
- Unter bestimmten Voraussetzungen könnte die zukünftige Nutzung der steuerlichen Verlustvorträge der Demag Cranes AG teilweise oder ganz entfallen und könnten Wertberichtigungen in der Konzernbilanz erforderlich sein;
- Steigende Personalkosten im Zusammenhang mit dem Abschluss und Ablauf eines Sanierungstarifvertrags könnten das Ergebnis von Demag Cranes beeinträchtigen;
- Steigende Betriebsrentenverpflichtungen, etwa aufgrund geänderter Gesetzeslage, Rechtsprechung oder versicherungsmathematischer Annahmen, könnten das Ergebnis von Demag Cranes beeinträchtigen;
- Gewerbliche Schutzrechte des Konzerns, einschließlich nicht patentierbare Geschäftsgeheimnisse und vertrauliches Know-how, sind möglicherweise nicht ausreichend schützbar;
- Die Nutzung der Bezeichnung „Demag" könnte den Benutzungsrechten anderer ehemaliger Unternehmen des Mannesmann-Konzerns widersprechen; in diesem Fall wäre der Konzern verpflichtet, diese von Ansprüchen freizustellen;
- Auflagen aufgrund umweltrechtlicher Bestimmungen, der Verlust erforderlicher Genehmigungen oder Haftungsrisiken für Umweltlasten könnten erhebliche Kosten verursachen;
- Die Gesellschaft und wesentliche Tochtergesellschaften der Demag Cranes AG unterliegen restriktiven Kreditbedingungen, welche die Gesellschaft in ihrer operativen Flexibilität einschränken; ein Verfehlen bestimmter vertraglicher Vereinbarungen könnte zu einer sofortigen Rückzahlungsverpflichtung führen;
- Bei der Zusammenführung bzw. dem Aufbau von verwaltungstechnischen Funktionen sowie der Vereinheitlichung und Zusammenführung von Datenverarbeitungssystemen im Zusammenhang mit der Bildung des Demag Cranes-Konzerns können Probleme auftreten oder Zusatzkosten anfallen;
- Die Aussagekraft und Vergleichbarkeit der Combined Financial Statements, die mit dem Ziel erstellt wurden, die sich ergebende Struktur des neu gebildeten Konzerns bereits in

historischen Finanzdaten abzubilden, ist möglicherweise beschränkt und die zukünftigen Finanzausweise könnten sich verändern;

- Die Aktien der Gesellschaft sind bisher nicht öffentlich gehandelt worden und es besteht keine Gewähr, dass sich nach dem Angebot ein liquider Handel entwickelt oder ein solcher aufrechterhalten werden kann;
- Der Kurs der Aktien der Demag Cranes AG wird möglicherweise volatil sein;
- Die abgebenden Aktionäre könnten die Kontrolle über die Gesellschaft und ihre Geschäftstätigkeit ausüben und die Interessen der abgebenden Aktionäre könnten mit den Interessen anderer Anleger kollidieren;
- Wenn von den derzeitigen Aktionären eine beträchtliche Anzahl von Aktien der Demag Cranes AG nach dem Angebot am Markt verkauft wird oder ein solcher Verkauf erwartet wird, könnte sich dies nachteilig auf den Kurs der Aktien der Gesellschaft auswirken;
- Bei zukünftigen Kapitalerhöhungen besteht das Risiko einer Verwässerung der Stimmrechtsquote;
- Die Übertragung von Aktien unterliegt Beschränkungen nach den Wertpapiergesetzen der USA und anderen Jurisdiktionen.

RISIKOFAKTOREN

Potentielle Anleger sollten bei der Entscheidung über den Kauf der Aktien der Gesellschaft die nachfolgenden spezifischen Risikofaktoren, zusammen mit den anderen in diesem Prospekt enthaltenen Informationen, sorgfältig lesen und berücksichtigen. Die Vermögens-, Finanz- und Ertragslage von Demag Cranes könnte durch jedes dieser Risiken wesentlich nachteilig beeinflusst werden. Der Börsenkurs der Aktie der Demag Cranes AG könnte auf Grund jedes dieser Risiken fallen, und Anleger könnten ihre Anlage ganz oder teilweise verlieren. Alle nachfolgend beschriebenen Risiken sowie weitere Risiken und Unsicherheiten, die der Gesellschaft gegenwärtig nicht bekannt sind, können ebenfalls die Vermögens-, Finanz- und Ertragslage von Demag Cranes wesentlich nachteilig beeinflussen. Die gewählte Reihenfolge stellt keine Aussage über das Ausmaß der potentiellen Auswirkungen oder über die Realisierungswahrscheinlichkeit der nachfolgend genannten Risiken dar.

Risiken bezogen auf die Geschäftstätigkeit von Demag Cranes

Die Nachfrage nach einigen Produkten von Demag Cranes ist in hohem Maße von der allgemeinen Konjunkturentwicklung abhängig

Die von Demag Cranes angebotenen Produkte sind dem Bereich der Investitionsgüter zuzuordnen. Die Nachfrage nach derartigen Gütern ist grundsätzlich in hohem Maße von der allgemeinen konjunkturellen Entwicklung abhängig. Dies gilt insbesondere für die von Demag Cranes angebotenen Industriekrane und Hebezeuge. Die Wachstumserwartungen der Gesellschaft in diesem Bereich basieren neben dem Wachstum in Schwellenländern insbesondere auch auf einer Fortsetzung der derzeit spürbaren konjunkturellen Erholung in Westeuropa und einem fortgesetzten positiven konjunkturellen Umfeld in den USA. Es ist allerdings möglich, dass sich dieser Trend nicht oder nicht in dem von der Gesellschaft erwarteten Ausmaß oder über die von der Gesellschaft erwartete Dauer fortsetzen wird.

Einige Endkunden des Geschäftsbereichs Industriekrane sind zudem in zyklischen Branchen tätig, wie beispielsweise dem Maschinenbau, der Flugzeugindustrie und der Automobilindustrie. Das Geschäft dieser Kunden reagiert stark auf Veränderungen der wirtschaftlichen Lage, sowohl im Hinblick auf globale als auch auf regionale Trends. Die daraus resultierende Auslastung ihrer Produktionsanlagen bestimmt die Nachfrage dieser Kunden nach den Produkten des Geschäftsbereichs Industriekrane.

Solange Demag Cranes einen signifikanten Anteil seines Gesamtumsatzes in Westeuropa, insbesondere in Deutschland, und in den USA erwirtschaftet, könnte die Gesellschaft außerstande sein, eine anhaltende Schwäche der Nachfrage in einem dieser Märkte durch eventuelle gegenläufige Effekte in anderen Märkten in ausreichendem Maße zu kompensieren. Eine schwache konjunkturelle Entwicklung könnte zu sinkenden Volumina und Preisen im Markt für die von Demag Cranes angebotenen Produkte führen und damit wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Im Geschäftsbereich Hafentechnologie geht die Gesellschaft davon aus, dass steigende Volumina im weltweiten und regionalen Güterverkehr zu Ersatz- oder Erweiterungsinvestitionen von Hafen- und Terminalbetreibern führen, und dass sich hierdurch für Demag Cranes weitere Absatzmöglichkeiten ergeben werden. Es besteht jedoch keine Gewähr dafür, dass sich der weltweite oder regionale Güterverkehr wie von der Gesellschaft prognostiziert entwickeln wird. Der Welthandel ist in starkem Maße konjunkturabhängig und könnte durch unvorhergesehene Ereignisse wie z.B. terroristische Anschläge, Umweltkatastrophen, Epidemien oder politische Krisen sowie durch nachteilige Veränderungen von Kostenfaktoren, wie etwa einem weiter steigenden Ölpreis, negativ beeinflusst werden. In diesem Fall könnten Hafen- und Terminalbetreiber ihre Investitionen in neue Infrastruktur einschließlich Hafentechnologie aufschieben oder sogar ganz streichen. Solche Entwicklungen würden die Nachfrage nach den Produkten von Demag Cranes im Geschäftsbereich Hafentechnologie verringern, was sich wesentlich nachteilig auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes auswirken könnte.

Darüber hinaus ist die Nachfrage nach den Produkten von Demag Cranes im Geschäftsbereich Hafentechnologie teilweise auch von den für Kunden erzielbaren Finanzierungskonditionen für diese Produkte abhängig. Da die meisten dieser Produkte eine längerfristige Investition für die Kunden von Demag Cranes darstellen, nutzen einige Kunden

Fremdfinanzierungen für ihren Kauf. Eine spürbare Erhöhung des allgemeinen Zinsniveaus und eine damit einhergehende Verschlechterung der Finanzierungskonditionen für diese Produkte, insbesondere Zinserhöhungen für Leasingfinanzierungen, könnte zu einer sinkenden Nachfrage führen und wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes haben.

Intensiver Wettbewerb und Preisdruck können Umsatz, Gewinn und Marktanteile von Demag Cranes beeinträchtigen

Demag Cranes ist in von intensivem Wettbewerb geprägten Märkten tätig, in denen teilweise erheblicher Preisdruck herrscht. Dieser starke Wettbewerb und die Preissensitivität der Kunden haben in den vergangenen Jahren zu Preisrückgängen geführt. Aufgrund des starken Wettbewerbs und des Preisdrucks kann es in der Zukunft zu weiteren Preisrückgängen und auch zu einem Verlust von Marktanteilen kommen. Dabei ist es auch möglich, dass Wettbewerber, die in den letzten Jahren Marktanteile verloren haben, versuchen, mit einer aggressiven Preispolitik verlorene Marktanteile zurück zu gewinnen. Auch ein Zusammenschluss von Wettbewerbern könnte den Wettbewerbs- und Preisdruck weiter erhöhen. Die Gesellschaft war zwar bislang in der Lage, für ihre Produkte Preise oberhalb des Marktdurchschnitts zu erzielen. Wettbewerber könnten allerdings die Qualität ihrer Produkte verbessern, dabei aber gleichwohl weiterhin zu niedrigeren Preisen als Demag Cranes anbieten.

Um einen Wettbewerbsvorteil aufzubauen und aufrechtzuerhalten, bedarf es nach Ansicht der Gesellschaft kontinuierlicher Investitionen in Produktentwicklung sowie in das Vertriebs- und Servicenetzwerk. Demag Cranes könnte unter Umständen nicht über ausreichende Ressourcen für die Investitionen verfügen, die notwendig sind, damit sich der Konzern auf dem Markt erfolgreich behaupten kann. Die Wettbewerber der Gesellschaft verfügen möglicherweise über größere Ressourcen als Demag Cranes und können sich unter Umständen schneller auf veränderte Kundenbedürfnisse einstellen oder für die Vermarktung ihrer Produkte und Dienstleistungen mehr Mittel aufwenden als Demag Cranes.

Jeder dieser Faktoren könnte zu einem Verlust von Marktanteilen von Demag Cranes führen und wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Die internationale Expansion von Demag Cranes in Wachstumsmärkten kann erfolglos verlaufen

Die Gesellschaft geht davon aus, dass die Nachfrage nach Investitionsgütern in Schwellenländern im Zuge des anhaltenden Wirtschaftswachstums in diesen Ländern weiter steigen wird. Diese Erwartung ist zum einen darauf gestützt, dass Kunden aus den Industrieländern zunehmend ihre Produktion in Schwellenländer verlagern und dort weiterhin Produkte der Gesellschaft nachfragen. Zum anderen beruht die Erwartung darauf, dass auch die Nachfrage von lokalen Abnehmern in Schwellenländern aufgrund zunehmender Inlandsnachfrage und Exportvolumina weiter steigen wird. Aufgrund der sich daraus ergebenden Geschäftspotentiale beabsichtigt die Gesellschaft, vor allem im Geschäftsbereich Industriekrane den bereits eingeschlagenen Expansionskurs insbesondere in China, Indien, Brasilien, der GUS sowie Osteuropa fortzusetzen. Dies ist jedoch mit wesentlichen Kosten für die Markterschließung verbunden.

Da die gesamtwirtschaftliche Lage in Schwellenländern teilweise erheblichen Schwankungen unterliegt, ist es möglich, dass Märkte in den Schwellenländern, in denen Demag Cranes tätig ist oder verstärkt tätig sein will, nicht oder nicht im prognostizierten Umfang wachsen. Sollte die wirtschaftliche Entwicklung und damit die Nachfrage in diesen Schwellenländern nicht wie erwartet verlaufen, würden die Investitionen von Demag Cranes nicht zu den gewünschten Zuwächsen bei Absatz und Ertrag führen. Ferner besteht das Risiko, dass die Nachfrage in Schwellenländern von internationalen Wettbewerbern oder von Anbietern aus den jeweiligen Schwellenländern befriedigt wird, die unter Umständen in der Lage sind, von besseren Produktions- und Absatzmöglichkeiten zu profitieren. Demag Cranes verfolgt außerdem das Ziel, zusätzliche Marktanteile in den Schwellenländern auch von lokalen Wettbewerbern dadurch zu gewinnen, dass die lokale Nachfrage nach qualitativ hochwertigen Produkten steigt. Es ist jedoch möglich, dass die Wechselbereitschaft bei potentiellen Kunden in den Schwellenländern geringer ist als von der

Gesellschaft erwartet, so dass es Demag Cranes nicht gelingt, seinen Marktanteil zu erhöhen. Jeder dieser Faktoren kann zur Folge haben, dass Demag Cranes keine Marktanteile hinzugewinnt und dass den für die Markterschließung getätigten Aufwendungen keine oder nur geringe zukünftige Erträge gegenüberstehen.

Ferner ist Demag Cranes in den Schwellenländern, insbesondere im Zusammenhang mit den dort ansässigen Tochtergesellschaften, seiner Joint-Venture-Beteiligung und der Zusammenarbeit mit lokalen Partnern, Risiken im Hinblick auf die politischen, wirtschaftlichen und rechtlichen Entwicklungen in den betreffenden Ländern ausgesetzt. Die verschiedenen politischen und rechtlichen Systeme in einigen dieser Länder könnten grundsätzlich die Durchführung von Investitionen oder die Durchsetzung von Ansprüchen der Gesellschaft erschweren. Darüber hinaus könnte Demag Cranes künftig Risiken im Zusammenhang mit Beschränkungen des Devisenverkehrs ausgesetzt sein, etwa bei der Ausfuhr von Erträgen. Es ist ferner möglich, dass einige Schwellenländer, in denen Demag Cranes tätig ist oder sein will, zukünftig protektionistische Maßnahmen wie beispielsweise Zölle, Steuern oder Vorschriften über Mindestanforderungen im Hinblick auf eine Wertschöpfung vor Ort einführen oder verschärfen. Jeder der vorgenannten Faktoren könnte zu einer erheblichen Beeinträchtigung der Geschäftstätigkeit von Demag Cranes führen und damit wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Die Einführung neuer Produkte kann weniger erfolgreich verlaufen als von Demag Cranes erwartet

Ein zentraler Bestandteil der Wachstumsstrategie von Demag Cranes ist die kontinuierliche Einführung neuer Produkte. Demag Cranes verfolgt im Geschäftsbereich Industriekrane das Ziel, mit der im Jahr 2004 begonnenen Markteinführung der neuen Seilzug- und Kettenzuggenerationen seine Marktposition im Premiumsegment sowie mit der für 2007 vorgesehenen Einführung einer neuen Produktserie für geringere technische Anforderungen im hochvolumigen Marktsegment weiter auszubauen. Es ist allerdings möglich, dass die neuen Produkte von den Kunden nicht wie von Demag Cranes erwartet angenommen werden.

Im Geschäftsbereich Hafentechnologie beruht das Geschäftsmodell von Demag Cranes wesentlich auf der Einführung der neuen Hafenmobilkrangeneration 5 und auf der erfolgreichen Vermarktung neuer teil- und vollautomatischer Produkte wie vollautomatischer Containertransportfahrzeuge und vollautomatischer Stapelkrane. Bei den Hafenmobilkranen der Generation 5 handelt es sich um eine neue Produktgeneration, von der bislang lediglich Prototypen im Einsatz sind. Für die endgültige Markteinführung der neuen Hafenmobilkrane könnten nach Abschluss der Testphase noch konstruktive Nacharbeiten erforderlich werden, die mit Kosten verbunden wären und zu einer Verzögerung bei der Auslieferung führen könnten. Auch bei den derzeit neu eingeführten diesel-elektrischen vollautomatischen Containertransportfahrzeugen sowie bei den vollautomatischen Stapelkranen, von denen derzeit die ersten Vorseriengeräte gebaut werden, könnten nach der ersten Betriebsphase noch konstruktive Nacharbeiten erforderlich werden, die unter Umständen mit erheblichen Kosten verbunden wären. Darüber hinaus ist es möglich, dass sich die Nachfrage nach diesen neuen Produkten nicht wie von der Gesellschaft erwartet entwickelt.

Außerdem ist es in allen Geschäftsbereichen grundsätzlich möglich, dass bei den von Demag Cranes angebotenen Produkten und Dienstleistungen Qualitätsprobleme auftreten, insbesondere bei der Einführung. Derartige Qualitätsprobleme können zu einem Verlust von Kunden und zu einer Beeinträchtigung der Marktakzeptanz führen, was sich negativ auf die Einführung neuer Produkte und die Reputation von Demag Cranes auswirken würde. Sollten sich ganze Produktserien als fehlerhaft erweisen, können unter Umständen Rückrufaktionen bzw. ein Austausch von Produkten oder Produktteilen bei den Kunden erforderlich werden, wobei Demag Cranes in diesen Fällen die Rückruf- bzw. Austauschkosten zu tragen hätte, sofern diese nicht durch bestehende Versicherungen abgedeckt sind. Bei fehlerhaften oder nicht den Anforderungen des Kunden entsprechenden Produkten kann es zudem zu Haftungsansprüchen gegen Demag Cranes kommen.

Jeder der vorgenannten Faktoren könnte sich nachteilig auf die Marktanteile und wesentlich negativ auf die Vermögens-, Finanz- und Ertragslage des Konzerns auswirken.

Demag Cranes ist im Geschäftsbereich Hafentechnologie Projektrisiken ausgesetzt

Demag Cranes hat im Geschäftsbereich Hafentechnologie zwei für den Geschäftsbetrieb des Konzerns wichtige Verträge zu langfristigen Projekten abgeschlossen (darunter ein Rahmenabkommen), die sich auf die Lieferung von umfassenden Lösungen für das Containerhandling unter Verwendung von vollautomatischen Stapelkranen bzw. vollautomatischen Containertransportfahrzeugen beziehen. Der Vertragspartner von Demag Cranes ist nach dem Inhalt des Rahmenvertrags nicht zu einer Abnahme von Mindeststückzahlen verpflichtet. Der Vertrag zu dem anderen langfristigen Projekt, der die Bestellung von 96 vollautomatischen Containertransportfahrzeugen umfasst, kann von dem Vertragspartner jederzeit ganz oder teilweise gegen Entschädigung für bereits erbrachte Leistungen gekündigt werden. Die Durchführung der Projekte kann sich insbesondere aufgrund der komplexen technischen Anforderungen und der für die Integration der Produkte (Hard- und Software) in die Prozesse des Kunden notwendigen Abstimmung, auch mit anderen Lieferanten, verzögern, unterbrochen oder abgebrochen werden. Die zeitplangemäße Bestellung von Stapelkranen aus dem abgeschlossenen Rahmenvertrag hängt beispielsweise unter anderem von der rechtzeitigen Lieferung der noch zu entwickelnden Steuerungssoftware zur Hafenlogistik sowie anderer Produkte und Dienstleistungen durch weitere, an dem Projekt beteiligte Lieferanten ab. Die Entwicklung bestimmter Softwarekomponenten wurde durch die Kunden jeweils an ein anderes Unternehmen vergeben, wobei in einem Projekt Demag Cranes gegenüber dem Kunden die auf eine Gesamthaftung von etwa EUR 1,3 Mio. beschränkte Verantwortung für die Erfüllung der Verpflichtungen dieses anderen Unternehmens übernommen hat. Der Zeitplan für die Lieferung dieser Software kann durch Demag Cranes nicht beeinflusst werden, hat aber unmittelbaren Einfluss auf den Zeitpunkt der Abnahme der von Demag Cranes zu liefernden Produkte.

Da es sich bei beiden Verträgen um wichtige Referenzprojekte handelt, können sich Qualitäts-, Integrations- und andere Probleme im Rahmen dieser Projekte negativ auf die allgemeine Reputation von Demag Cranes sowie bestehende Aufträge anderer Kunden und eventuelle Folgeaufträge auswirken, und zwar auch dann, wenn Demag Cranes auf den Eintritt solcher Probleme keinen Einfluss hat. Weiterhin sind auch bei einem reibungslosen Ablauf der Projekte gemäß allen in den entsprechenden Verträgen vorgesehenen Zeitplänen die komplette Durchführung der Projekte sowie Folgeaufträge nicht garantiert.

Zudem ist es möglich, dass die im Rahmen von langfristigen Projekten von der Gesellschaft ausgelieferten Vorserienmodelle nicht im erwarteten Umfang funktionieren oder aus sonstigen Gründen nicht in vollem Umfang den Erwartungen der Kunden entsprechen. Dies kann zu einer Beendigung der weiteren Durchführung der bestehenden Verträge und einem Ausbleiben von Folgeaufträgen führen, wodurch auch die von Demag Cranes bei langfristigen Projekten regelmäßig investierten erheblichen Vorlaufkosten vergeblich aufgewandt worden wären. Darüber hinaus können Preiserhöhungen bei Lieferanten die von Demag Cranes für das jeweilige Projekt kalkulierte Marge negativ beeinflussen.

Jeder der vorgenannten Faktoren könnte sich wesentlich negativ auf die Vermögens-, Finanz- und Ertragslage des Konzerns auswirken.

Eine Konsolidierung bei Hafenbetreibern bzw. Schifffahrtslinien kann zum Verlust von Kunden und Aufträgen führen

Im Geschäftsbereich Hafentechnologie beliefert Demag Cranes nicht mehr als einige Dutzend Kunden pro Jahr. Die zehn größten Kunden des Geschäftsbereichs Hafentechnologie, abgesehen von verbundenen Unternehmen, generierten im Geschäftsjahr 2004/2005 rund 39,3% des Umsatzes dieses Geschäftsbereichs. Die Abwicklung der Kundenaufträge erfordert häufig eine langfristige Planung. In den letzten Jahren ist bei Hafenbetreibern und Schifffahrtslinien ein Trend zur Konsolidierung erkennbar gewesen. Eine weitere Konsolidierung kann ferner zu einer Reduzierung von gegenwärtigen und zukünftigen Aufträgen führen sowie eine Verstärkung der Nachfragemacht der Kunden zur Folge haben, was zu geringerem Absatz und zu ungünstigeren Konditionen für Demag Cranes, insbesondere bezüglich der erzielbaren Preise, führen kann. Zusammenschlüsse und Übernahmen auf Kundenseite können auch dazu führen, dass sich die Grundlage für die Planungen der Kunden und damit der zu vergebenden Aufträge kurzfristig verändert. Eine weitere Konsolidierung bei Hafenbetreibern und Schifffahrtslinien kann daher zum Verlust von Kunden und

Aufträgen und mittelbar zu Umsatzeinbußen führen, sofern der Geschäftsbereich Hafentechnologie keine neuen Kunden und Aufträge akquirieren kann.

Jeder dieser Faktoren kann sich wesentlich nachteilig auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes auswirken.

Der Markteintritt von Anbietern aus Schwellenländern kann zu zusätzlichem Wettbewerb und Preisdruck in den Industrieländern führen, in denen Demag Cranes heute noch den größten Anteil seines Umsatzes erzielt

Im Zuge des Wachstums in den Schwellenländern haben sich dort insbesondere im Bereich Industriekrane zahlreiche neue Anbieter etabliert, die primär die lokale Nachfrage bedienen. Diese Produkte sind preislich deutlich unter den Produkten von Demag Cranes angesiedelt und bedienen ein niedrigeres technisches Anforderungsprofil. Diese lokalen Anbieter könnten ihre Produkte dahingehend weiterentwickeln, dass sie in der Zukunft kostengünstig mit den höherwertigen Produkten von Demag Cranes konkurrieren können. Darüber hinaus könnten die lokalen Anbieter im Rahmen einer weiteren Expansionsstrategie ihre Produkte auch verstärkt international anbieten.

Beide Faktoren können zu einem Verlust von Marktanteilen von Demag Cranes in den Industrieländern führen und wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Die von Demag Cranes geplanten Maßnahmen zur Verbesserung der Ertragskraft durch Prozessoptimierung könnten erfolglos verlaufen

Demag Cranes hat sich das Ziel gesetzt, die in der Vergangenheit begonnene Restrukturierung in den Geschäftsbereichen Industriekrane und Services durch weitere Maßnahmen zur Prozessoptimierung fortzusetzen, um hierdurch nachhaltig die Ertragskraft zu verbessern. Auch im Geschäftsbereich Hafentechnologie plant Demag Cranes eine weitere Verbesserung der Ertragskraft durch fortgesetzte Prozessoptimierung. Es ist möglich, dass die von Demag Cranes geplanten Maßnahmen, wie etwa der verstärkte Einsatz modularer Produktkonzepte, die Optimierung bei den Produktionsflüssen und der Logistik, die verstärkte Auslagerung der Produktion von Einzelteilen oder die Effizienzsteigerung bei Konstruktions- und Verkaufsabläufen, nicht den erwünschten Erfolg erzielen und ein positiver Effekt auf die Ertragskraft ausbleibt. Damit könnten auch bestimmte Investitionen oder kostenintensive Maßnahmen zur Umsetzung der Restrukturierung und Prozessoptimierung umsonst getätigt oder getroffen worden sein.

Jeder dieser Faktoren kann sich wesentlich negativ auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes auswirken.

Abhängigkeiten von Zulieferern können sich negativ auf die Geschäftstätigkeit von Demag Cranes auswirken

Im Hinblick auf die Zulieferer von Demag Cranes bestehen gewisse Abhängigkeiten. Diese ergeben sich zum einen daraus, dass bei den Lieferanten von bestimmten Bauteilen und -gruppen keine oder nur eine geringe kurzfristige Substituierbarkeit besteht. Zum anderen besteht bei bestimmten Bauteilen, insbesondere bei formgebundenen Teilen, eine technisch-kommerzielle Abhängigkeit, so dass ein Wechsel des Zulieferers unter Umständen nur mit erheblichem Aufwand und zu erheblichen Kosten erfolgen kann. Bei einem Ausfall einzelner Lieferanten könnte Demag Cranes aufgrund der bestehenden Abhängigkeiten außerstande sein, wirtschaftlich vergleichbare Beschaffungslösungen zu finden. Es ist ferner möglich, dass einzelne Lieferanten bei einem Ausfall kurzfristig nicht ersetzt werden können.

Durch das von Demag Cranes verstärkt betriebene Outsourcing entstehen Abhängigkeiten von den jeweiligen Zulieferern, die angesichts der stärkeren Einbindung in den Produktionsablauf und einer fehlenden oder nur mit erheblichem Aufwand möglichen Austauschbarkeit größer sind als bei gewöhnlichen Lieferanten. Zudem ist es möglich, dass die von Demag Cranes angestrebten Kostenziele nicht erreicht werden, da unter Umständen Zugeständnisse an Zulieferer gemacht werden müssen. Dieses allgemeine Zukaufrisiko besteht insbesondere im Geschäftsbereich Hafentechnologie, vor allem bei Produkten wie den vollautomatischen Stapelkranen, die verstärkt auf Outsourcing-Konzepten beruhen.

Bei den Zulieferern können Qualitätsprobleme und Lieferverzögerungen auftreten und zu einer Verzögerung der Produktion und der Auslieferung der Demag Cranes-Produkte führen und dadurch Umsatz- und Ertragsverluste, einen Verlust wichtiger Kunden oder einen Verlust der Marktakzeptanz hervorrufen sowie gegebenenfalls die Geltendmachung von Schadenersatzansprüchen gegen Demag Cranes zur Folge haben.

Jeder dieser Faktoren kann sich nachteilig auf die Geschäftstätigkeit von Demag Cranes auswirken und wesentliche negative Folgen für die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Steigende Rohstoffpreise und Transportkosten könnten die Profitabilität des Geschäfts von Demag Cranes negativ beeinflussen

Der Hauptteil der Produktionskosten des Demag Cranes-Konzerns entfällt – abgesehen von Personalkosten – auf Rohstoffe, insbesondere auf Stahl, sowie auf Vorprodukte, die vorwiegend aus Stahl hergestellt werden. Da die Stahlindustrie stark zyklisch ist, können die Preise für Stahl relativ volatil sein und aufgrund diverser Faktoren (z.B. allgemeine wirtschaftliche Lage, Spekulation, Arbeitskosten, Wettbewerb, Einfuhrbeschränkungen, Zölle, Wechselkurse) möglicherweise steigen.

Demag Cranes war in der Vergangenheit nur teilweise in der Lage, steigende Stahlpreise durch bestimmte Maßnahmen (im Geschäftsbereich Industriekrane etwa seit Mai 2004 durch laufende Anpassung eines Materialteuerungszuschlags auf die Listenpreise) an die Kunden weiterzugeben. Unter Umständen ist die Weitergabe steigender Rohstoffpreise aufgrund der Wettbewerbssituation, der Geschwindigkeit, mit der die Rohstoffpreise steigen oder anderer Einflüsse auch in Zukunft nicht oder nur teilweise möglich.

Ein Teil der Umsatzkosten bzw. der den Kunden berechneten Endpreise von Demag Cranes ist insbesondere im Geschäftsbereich Hafentechnologie abhängig von Transportkosten, die mit der Auslieferung von Demag Cranes-Produkten an Kunden anfallen. Da der Geschäftsbereich Hafentechnologie zentral in einem Werk produziert, seine Kunden aber weltweit ansässig sind, können Transportkosten einen erheblichen Kostenfaktor bzw. – aus Kundensicht – Preisfaktor darstellen. Die gestiegenen Rohölpreise sowie die hohe Auslastung vorhandener Schiffskapazitäten haben in den letzten Jahren die Transportkosten erhöht. Sollten die Transportkosten, insbesondere durch eine weitere Erhöhung des Rohölpreises, weiter steigen, würde dies vor allem im Geschäftsbereich Hafentechnologie zu steigenden Gesamtpreisen für die Kunden führen. Bei einem weiteren Anstieg der Transportpreise ist es ferner möglich, dass Demag Cranes im Geschäftsbereich Hafentechnologie künftig nicht mehr in der Lage ist, die Transportkosten in vollem Umfang an seine Kunden weiterzugeben.

Jeder dieser Faktoren kann wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Haftungsansprüche könnten das Ergebnis von Demag Cranes belasten

Die von Demag Cranes vertriebenen Produkte können mit Fehlern oder Mängeln behaftet sein. Durch derartige Fehler oder Mängel kann es zu einer Beeinträchtigung der Marktakzeptanz der von Demag Cranes vertriebenen Produkte und der allgemeinen Reputation von Demag Cranes sowie in der Folge möglicherweise zum Verlust von Kunden kommen. Ferner können derartige Fehler Schäden am Eigentum oder Verletzungen der Gesundheit von Kunden, Arbeitnehmern von Kunden oder Dritten und möglicherweise schwerwiegendere Serien- oder Folgeschäden verursachen oder vertragliche Vereinbarungen mit Kunden verletzen, wodurch Demag Cranes Schadensersatzansprüchen oder behördlichen Untersuchungen ausgesetzt sein könnte. Derzeit werden diverse Haftungsansprüche gegen Demag Cranes geltend gemacht und die Geltendmachung weiterer Ansprüche ist nicht ausgeschlossen. Sollten sich ganze Produktserien als fehlerhaft erweisen, können unter Umständen kostenintensive Rückrufaktionen bzw. ein Austausch von Produkten oder Produktteilen bei den Kunden erforderlich werden.

Jeder dieser Faktoren kann sich wesentlich negativ auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes auswirken.

Längere Produktionseinstellungen wegen Betriebsunterbrechungen oder Streiks sowie Lieferverzögerungen könnten das Geschäft von Demag Cranes beeinträchtigen

Auf den größten Teil der Arbeitsverhältnisse der fest angestellten Belegschaft des Demag Cranes-Konzerns sind Tarifverträge anwendbar. Es besteht keine Sicherheit, dass nach Ablauf der bestehenden Tarifverträge neue Vereinbarungen zu für die Gesellschaft befriedigenden Bedingungen abgeschlossen werden können. Darüber hinaus kann die Gesellschaft nicht sicherstellen, eine solche Einigung ohne Streiks oder ähnliche Arbeitskampfmaßnahmen zu erreichen. Derartige Arbeitskampfmaßnahmen könnten die Produktion von Demag Cranes für einen längeren Zeitraum wesentlich beeinträchtigen.

Die Produktion von Demag Cranes erfolgt außerdem teilweise mittels Fertigungsanlagen, die von Demag Cranes über einen langen Zeitraum genutzt und nur von einem begrenzten Kreis von Herstellern produziert werden. Können etwa Verschleißteile solcher Anlagen nicht oder nicht kurzfristig nachgekauft werden, kann dies zu Produktionsunterbrechungen der jeweiligen Anlage führen. Entsprechendes gilt bei Betriebsunterbrechungen, Streiks oder ähnlichen Maßnahmen bei Lieferanten oder Kunden des Demag Cranes-Konzerns.

Die von Demag Cranes hergestellten Hafenmobilkrane müssen für die Verschiffung vom Werk Düsseldorf in nächtlichen Spezialtransporten an den Rhein gebracht werden. Hierzu ist die Überquerung einer Bahntrasse erforderlich, für die von der Deutsche Bahn AG in der Vergangenheit auf der Grundlage eines Gestattungsvertrags jeweils bestimmte Zeitfenster zur Verfügung gestellt wurden. Es ist grundsätzlich möglich, dass Demag Cranes künftig aufgrund von Umstellungen im Fahrplan der Deutsche Bahn AG, z.B. wegen eines erhöhten Zugaufkommens anlässlich bestimmter Großereignisse oder aus sonstigen Gründen, keine ausreichende Zahl an Zeitfenstern zur Verfügung gestellt bekommt, was zu Verzögerungen bei der Auslieferung der Hafenmobilkrane führen würde.

Darüber hinaus kann der Gestattungsvertrag jederzeit mit dreimonatiger Frist zum Ablauf eines Kalendermonats gekündigt werden. Die Deutsche Bahn AG kann den Vertrag ferner kündigen, wenn sie dies aus betrieblichen Gründen für erforderlich hält. Dementsprechend ist es möglich, dass Demag Cranes künftig nicht mehr in der Lage sein wird, mit seinen Schwertransporten die Bahntrasse zu überqueren. Eine Alternative zur Überquerung der Bahntrasse wäre die Vertiefung einer bestehenden Unterführung. Sollte der Gestattungsvertrag gekündigt werden, ist es möglich, dass eine Vertiefung der Unterführung nicht rechtzeitig fertig gestellt werden kann. Sollte dieser Fall eintreten, könnten für den Zeitraum zwischen Wirksamkeit der Kündigung und Fertigstellung der Unterführung keine Hafenmobilkrane ausgeliefert werden. Darüber hinaus ist derzeit unklar, ob die für die Unterführung voraussichtlich entstehenden Kosten von rund EUR 2,5 Mio. von der zuständigen Kommune übernommen werden.

Zum Verladen der Krane auf Binnenschiffe ist Demag Cranes ferner auf die Nutzung einer Schwergutplattform der Stadtwerke Düsseldorf AG angewiesen. Über die Nutzung der Schwergutplattform besteht lediglich eine mündliche Vereinbarung mit der Stadtwerke Düsseldorf AG. Die Stadtwerke Düsseldorf AG könnte diese Vereinbarung jederzeit kündigen und Demag Cranes die weitere Nutzung der Schwergutplattform untersagen, was zu erheblichen Lieferverzögerungen führen könnte.

Bei dem Schiffstransport der Produkte aus dem Geschäftsbereich Hafentechnologie kann es zudem bei Binnengewässern aufgrund von Hoch- oder Niedrigwasser oder allgemein wegen des Auftretens von Kapazitätsengpässen in der Schifffahrt zu Verzögerungen kommen.

Sämtliche vorstehenden Faktoren oder durch andere Gründe verursachte Liefer- oder Produktionsunterbrechungen könnten einzeln oder gemeinsam wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes haben.

Rückkaufverpflichtungen können sich negativ auf die Geschäftstätigkeit von Demag Cranes auswirken

Demag Cranes hat in seinen Hafenmobilkrankaufverträgen teilweise Rückkaufverpflichtungen vereinbart. In einigen Fällen finanzieren Leasinggeber ihrerseits den Kauf durch die Endnutzer. Die Rückkaufverpflichtung besteht in diesen Fällen gegenüber dem Leasinggeber und ist daran geknüpft, dass die Endnutzer ihre Pflichten aus der Finanzierungsvereinbarung nicht erfüllen und daraufhin die Finanzierungsvereinbarung gekündigt wird. Darüber hinaus kann Demag Cranes

verpflichtet sein, Hafenmobilkrane nach Ablauf der Leasingzeit zu einem festgesetzten Preis zurückzunehmen. Teilweise bestehen Rückkaufverpflichtungen auch außerhalb von Leasingverträgen und sind derart ausgestaltet, dass die Krane nach einem bestimmten Zeitraum zu einem festgesetzten Preis an Demag Cranes zurückverkauft werden können, ohne dass ein besonderer Grund vorliegen muss.

Die Rückkaufverpflichtungen beliefen sich zum 30. September 2005 insgesamt auf ca. EUR 41,9 Mio. und zum 31. März 2006 insgesamt auf ca. EUR 44,6 Mio. Demag Cranes beabsichtigt, auch in Zukunft beim Verkauf von Hafenmobilkranen Rückkaufverpflichtungen entsprechend der bisherigen Praxis zu vereinbaren.

Es ist möglich, dass Kunden von Demag Cranes in Zukunft verstärkt diese Rückkaufverpflichtungen in Anspruch nehmen, wobei sich die vereinbarten Rückkaufpreise im Einzelfall als unangemessen hoch erweisen könnten. Dadurch könnte eine Situation eintreten, in der es Demag Cranes nicht gelingt, alle zurückgekauften Krane zu angemessenen Preisen auf dem Gebrauchtkranmarkt weiter zu veräußern. Dies kann wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes haben.

Wechselkursschwankungen können das Ergebnis von Demag Cranes belasten

Demag Cranes ist Währungsschwankungen, insbesondere zwischen US-Dollar und Euro ausgesetzt. Ein Wertverfall des US-Dollar gegenüber dem Euro hat zur Folge, dass Demag Cranes bei konstantem Verkaufsvolumen und nominal konstanten Preisen (z.B. in US-Dollar) in Euro umgerechnet geringere Umsatzerlöse erwirtschaftet.

Weitere Wechselkursrisiken entstehen, wenn Umsatzerlöse in anderen Währungen anfallen als die Kosten. Bei Demag Cranes entsteht ein Großteil der Kosten in Euro, während wichtige Absatzmärkte von Demag Cranes außerhalb der so genannten Eurozone liegen, so dass Teile der Verkaufserlöse in US-Dollar entstehen. Ein Wertverfall des US-Dollar gegenüber dem Euro hat zur Folge, dass Demag Cranes bei konstantem Verkaufsvolumen und nominal konstanten Preisen (in US-Dollar) in Euro umgerechnet geringere Umsatzerlöse erzielt, denen unverändert hohe Kosten in Euro gegenüberstehen. Ferner können Veränderungen der Wechselkurse zu Wettbewerbsvorteilen insbesondere für lokal tätige Anbieter führen.

Diese Währungsrisiken können wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Unter bestimmten Voraussetzungen könnte die zukünftige Nutzung der steuerlichen Verlustvorträge der Demag Cranes AG ganz oder teilweise entfallen und könnten Wertberichtigungen in der Konzernbilanz erforderlich sein

Nach § 8 Abs. 4 KStG könnte die zukünftige Nutzung der Verlustvorträge der Demag Cranes AG entfallen, wenn mehr als 50% der Anteile an der Demag Cranes AG, beispielsweise aufgrund der Börsennotierung (gegebenenfalls kombiniert mit der vorherigen Einbringung der Gottwald HoldCo 3 (drei) GmbH), auf neue Gesellschafter übertragen werden und der Demag Cranes AG innerhalb einer Frist von fünf (nach neuerer Rechtsprechung gegebenenfalls drei) Jahren überwiegend neues Betriebsvermögen zugeführt wird. Es ist wahrscheinlich, dass die Einbringung der Gottwald HoldCo 3 (drei) GmbH in die Gesellschaft, der Verkauf von Anteilen im Rahmen des Börsengangs sowie der anschließende Börsenhandel zu einem relevanten Anteilseignerwechsel im Sinne von § 8 Abs. 4 KStG führt. Die Übernahme der Anteile an der Gottwald HoldCo 3 (drei) GmbH durch die Demag Cranes AG könnte unter Umständen als Betriebsvermögenszuführung gewertet werden. Auch kann derzeit nicht ausgeschlossen werden, dass es in der Zukunft zu weiteren steuerlich relevanten Kapitalzuführungen kommt, zumal nach bisheriger Auffassung der Finanzverwaltung auch die Zuführung von Liquidität durch Aufnahme von Darlehen oder Ausgabe von Schuldinstrumenten, beispielsweise durch die Ausgabe von Wandelschuldverschreibungen, eine Zuführung neuen Betriebsvermögens darstellen könnte. Sollte sich abzeichnen, dass die steuerlichen Verlustvorträge von der Demag Cranes AG nicht oder nicht in voller Höhe genutzt werden können, müssten Wertberichtigungen auf die in der Konzernbilanz aktivierten latenten Steuern vorgenommen werden, was das Konzernergebnis der Demag Cranes AG belasten und das Konzerneigenkapital vermindern würde. Ähnliche Restriktionen bestehen auch in ausländischen Staaten, in denen Tochtergesellschaften der Demag Cranes AG über steuerliche Verlustvorträge verfügen.

Weiterhin ist die zukünftige steuerliche Nutzung von Verlustvorträgen der Demag Cranes AG durch die so genannte Mindestbesteuerung beschränkt (§ 10d Abs. 2 EStG), nach der nur zu versteuerndes Einkommen bis zur Höhe von EUR 1 Mio. in einem Veranlagungszeitraum in vollem Umfang gegen Verlustvorträge verrechnet werden kann. Über EUR 1 Mio. hinausgehendes zu versteuerndes Einkommen kann gegen Verlustvorträge nur im Umfang von 60% verrechnet werden, so dass 40% des über EUR 1 Mio. hinausgehenden zu versteuernden Einkommens der laufenden Besteuerung unterliegen, obwohl die Demag Cranes AG noch über nutzbare steuerliche Verlustvorträge verfügt.

Infolge von Verlustvorträgen hat die Demag Cranes AG latente Steuerforderungen auf steuerliche Verlustvorträge in Höhe von EUR 46,1 Mio. im zusammengefassten IFRS-Konzernabschluss zum 30. September 2005 aktiviert. Die steuerlichen Verlustvorträge der Demag Cranes AG sind überwiegend in Deutschland angefallen. Bei der Berechnung der latenten Steuerforderungen auf Verlustvorträge der Demag Cranes AG wurde für Deutschland ein Steuersatz von 39% (Körperschaftsteuer, Solidaritätszuschlag sowie Gewerbesteuer) unterstellt. Änderungen der Steuergesetze hinsichtlich der Höhe der Steuersätze oder der Nutzbarkeit von Verlustvorträgen sowie der von der Gesellschaft getroffenen Annahmen, insbesondere über die Höhe der zukünftigen steuerbaren Gewinne, könnten zu Aufwendungen aus der Neubewertung der aktivierten latenten Steuerforderungen und damit zu negativen Auswirkungen auf das Konzern-Eigenkapital führen.

Hinsichtlich der Höhe der Verlustvorträge der Demag Cranes AG und ihrer Tochtergesellschaften sowie im Zusammenhang mit der lohnsteuerlichen Behandlung der Beteiligung von Mitarbeitern des Demag Cranes-Konzerns besteht ein allgemeines Risiko, dass sich hierbei gegebenenfalls Korrekturen aus steuerlichen Betriebsprüfungen für offene Veranlagungszeiträume ergeben können.

Jeder dieser Faktoren kann sich wesentlich negativ auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes auswirken.

Steigende Personalkosten im Zusammenhang mit dem Abschluss und Ablauf eines Sanierungstarifvertrags könnten das Ergebnis von Demag Cranes beeinträchtigen

Ein für die Mitarbeiter der Demag Cranes & Components GmbH an den Standorten Wetter, Uslar und Luisenthal am 26. November 2004 über fünf Jahre abgeschlossener Sanierungstarifvertrag sieht für die Jahre 2005 bis 2007 eine zeitlich begrenzte teilweise Aussetzung der jeweiligen Tariferhöhung sowie eine Aussetzung der tariflichen Urlaubsvergütung und der tariflichen Sonderzahlung bis auf einen Sockelbetrag vor. Ab dem Jahr 2008 finden insoweit die dann geltenden Regelungen des Flächentarifvertrags wieder Anwendung.

Der Sanierungstarifvertrag gewährt beiden Tarifvertragsparteien ein Sonderkündigungsrecht, das ausgeübt werden kann, wenn das EBIT der Demag Cranes & Components GmbH bestimmte Schwellenwerte unterschreitet. Wird das Kündigungsrecht ausgeübt, so endet der Sanierungstarifvertrag sofort und ohne Nachwirkung. Es kann auch nicht ausgeschlossen werden, dass es in der Zukunft zwischen den Tarifvertragsparteien zu unterschiedlichen Auffassungen hinsichtlich einzelner Regelungen des Sanierungstarifvertrags und deswegen zu dessen vorzeitiger außerordentlicher Kündigung kommt. In beiden Fällen würde die im Sanierungstarifvertrag vereinbarte Kostenentlastung für die Demag Cranes & Components GmbH entfallen.

Sollten nach Ablauf des Sanierungstarifvertrags keine Anschlussvereinbarungen zu vergleichbaren Bedingungen abgeschlossen werden können, würde dies zu einem Anstieg der Personalkosten führen. Ab dem Geschäftsjahr 2008/2009 kann den von der Aussetzung der tariflichen Leistungen betroffenen Mitarbeitern zudem ein ausschließlich vom Erfolg der Demag Cranes & Components GmbH abhängiger Bonus zustehen, der pro Geschäftsjahr und Mitarbeiter max. brutto EUR 2.000 betragen kann und insgesamt auf brutto EUR 17.500 je Mitarbeiter begrenzt ist. Der Bonus ist zu zahlen, wenn das EBIT der Demag Cranes & Components GmbH bestimmte Schwellenwerte übersteigt.

Soweit sich aus den vorstehend beschriebenen Risikofaktoren erhöhte Personalkosten für die Demag Cranes & Components GmbH ergeben, könnte dies wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Steigende Betriebsrentenverpflichtungen, etwa aufgrund geänderter Gesetzeslage oder Rechtsprechung, könnten das Ergebnis von Demag Cranes beeinträchtigen

Demag Cranes hat derzeitigen und ehemaligen Mitarbeitern Zusagen über die Zahlung von Betriebsrenten gemacht. Die hieraus resultierenden Betriebsrentenverpflichtungen gegenüber den Mitarbeitern werden auf der Grundlage bestimmter versicherungsmathematischer Annahmen, wie etwa Zinssatz, Gehalts- und Rentenentwicklung oder Mitarbeiterfluktuation, durch Gutachter ermittelt. Demag Cranes bildet Rückstellungen in Höhe der so ermittelten Betriebsrentenverpflichtungen. Sollten sich die versicherungsmathematischen Annahmen ändern, kann dies zu einer Erhöhung der Betriebsrentenverpflichtungen und damit zu erhöhtem Rückstellungsbedarf für Demag Cranes führen. Die rechtlichen Rahmenbedingungen für Betriebsrentenverpflichtungen unterliegen der Veränderung durch die Gesetzeslage oder Rechtsprechung. Es ist nicht auszuschließen, dass sich aufgrund geänderter Gesetzeslage oder Rechtsprechung künftig neue oder erweiterte Betriebsrentenverpflichtungen für Demag Cranes ergeben oder dass derartige Veränderungen Auswirkungen auf in der Vergangenheit von Demag Cranes vorgenommene Berechnungen von Betriebsrentenverpflichtungen haben. Soweit sich aus den vorstehend beschriebenen Risikofaktoren erhöhte Betriebsrentenverpflichtungen für Demag Cranes ergeben, könnte dies wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

Gewerbliche Schutzrechte des Konzerns sind möglicherweise nicht ausreichend geschützt oder schützbar

Demag Cranes verfügt über eine große Anzahl von Patenten, die für das Geschäft des Konzerns von erheblicher Bedeutung sind. Auch wenn Patente kraft Gesetzes eine Vermutung für ihre Wirksamkeit entfalten, bedeutet die Erteilung eines Patents dennoch nicht zwangsläufig, dass das Patent letztlich wirksam ist oder etwaige Patentansprüche durchsetzbar sind. Es gibt zudem keinerlei Gewähr dafür, dass alle von Demag Cranes für seine neuen Technologien beantragten oder geplanten Patente erteilt werden. Es ist auch möglich, dass Dritte Patente von Demag Cranes verletzen. Demag Cranes plant, sein Geschäft in Regionen zu erweitern, in denen effektiver Rechtsschutz unter Umständen weniger leicht durchsetzbar sein kann als in entwickelten Ländern. Dies könnte z.B. in China der Fall sein. Ein unzureichender Schutz oder die tatsächliche Verletzung des geistigen Eigentums kann die Fähigkeit von Demag Cranes einschränken, die durch aufwändige Forschung und Entwicklung erzielten Technologievorsprünge gewinnbringend zu nutzen.

Darüber hinaus sind nicht patentierbare Geschäftsgeheimnisse und vertrauliches Know-how für den geschäftlichen Erfolg des Konzerns von Bedeutung. Obwohl Demag Cranes sich bemüht, seine Geschäftsgeheimnisse unter Berufung auf die Gesetze zum Schutz von Betriebs- und Geschäftsgeheimnissen, durch den Abschluss von Geheimhaltungsvereinbarungen mit Geschäftspartnern, maßgeblichen Mitarbeitern und Beratern sowie durch andere geeignete Maßnahmen zu schützen, gibt es keine Gewähr dafür, dass diese Maßnahmen die Offenlegung der Geschäftsgeheimnisse von Demag Cranes verhindern oder dass Dritte nicht unabhängig von Demag Cranes gleiches oder ähnliches Know-how entwickeln bzw. Zugriff auf dieses erhalten.

Jeder dieser Faktoren kann die Wettbewerbsstellung beeinträchtigen und damit wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes haben.

Die Nutzung der Bezeichnung „Demag" könnte den Benutzungsrechten anderer ehemaliger Unternehmen des Mannesmann-Konzerns widersprechen

Die Gesellschaft leitet das Recht zur Benutzung der Bezeichnung „Demag" in ihrer Unternehmensbezeichnung aus einem zeitlich unbeschränkten Lizenzvertrag mit der Inhaberin der „Demag" – Marken, der Mannesmann Demag Kraus Maffei GmbH, München, ab. Die Gesellschaft hat aufgrund dieses Lizenzvertrags das weltweite und sachlich unbeschränkte Recht zur unentgeltlichen Nutzung der Bezeichnung für die Geschäftsbereiche ihrer beiden Tochtergesellschaften Demag Cranes & Components GmbH, Wetter und Gottwald Port Technology GmbH, Düsseldorf. Im Zuge der Umstrukturierung des ehemaligen Mannesmann-Konzerns sind weitere Unternehmen entstanden, welche die Bezeichnung „Demag" als Bestandteil ihrer Unternehmensbezeichnung benutzen. Diese Unternehmen leiten – soweit der Gesellschaft bekannt ist – ihre Rechte zur Benutzung der Bezeichnung „Demag" für ihren jeweiligen Geschäftsbereich

ebenfalls von der Mannesmann Demag Krauss-Maffei GmbH ab. Für den Fall, dass die Nutzung der Bezeichnung „Demag" durch die Demag Cranes AG den Benutzungsrechten anderer ehemaliger Unternehmen des Mannesmann-Konzerns als sonstiger Lizenznehmer widersprechen sollte, hat die Gesellschaft gegenüber der Mannesmann Demag Krauss-Maffei GmbH die Verpflichtung übernommen, diese von Ansprüchen freizustellen, was wesentliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben könnte.

Auflagen aufgrund umweltrechtlicher Bestimmungen oder Haftungsrisiken für Umweltlasten könnten erhebliche Kosten verursachen

Die Produktion von Demag Cranes unterliegt in einigen wichtigen Teilbereichen umweltrechtlichen Genehmigungs- und Überwachungsvorschriften. Die zur Einhaltung umweltrechtlicher Vorschriften und Genehmigungsauflagen erforderlichen Maßnahmen, insbesondere zur Aus- und Nachrüstung von Anlagen, können mit erheblichen Aufwendungen verbunden sein. Die umwelt- und arbeitssicherheitsrechtlichen Vorschriften an den Produktionsstandorten von Demag Cranes werden ständig an den sich fortentwickelnden Stand der Umwelttechnik angepasst, was zukünftig kostenintensive Maßnahmen der Anlagennachrüstung erforderlich machen kann.

Demag Cranes ist weltweit an 26 Produktionsstandorten tätig. Es kann nicht ausgeschlossen werden, dass umweltgefährdende Stoffe in der Vergangenheit in die Luft, das Grundwasser oder den Boden der Produktionsstandorte oder benachbarter Grundstücke gelangt sind oder auf andere Weise die Umwelt belasten und Demag Cranes hierfür zur Sanierung herangezogen wird. Dies gilt auch für frühere Standorte, die unterdessen von Demag Cranes veräußert worden sind. Trotz eines etwaigen vertraglichen Ausschlusses oder der Beschränkung der Haftung gegenüber dem Käufer kann auch insoweit nicht ausgeschlossen werden, dass Demag Cranes als frühere Eigentümerin oder Nutzerin für in der Zukunft bekannt werdende Umweltbelastungen verantwortlich gemacht wird. Ebenso kann auch für die Zukunft nicht ausgeschlossen werden, dass umweltgefährdende Stoffe die Umwelt belasten und Demag Cranes hierfür zur Sanierung herangezogen wird.

Jeder dieser Faktoren kann wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes haben.

Die Gesellschaft und wesentliche Tochtergesellschaften der Demag Cranes AG unterliegen restriktiven Kreditbedingungen, welche die Gesellschaft in ihrer operativen Flexibilität einschränken

Die Gesellschaft wird vor der Notierungsaufnahme der Aktien der Gesellschaft zusammen mit wesentlichen Tochtergesellschaften eine von der Bayerische Hypo- und Vereinsbank AG und der Commerzbank Aktiengesellschaft arrangierte revolvierende Kreditfazilität mit einem maximalen Ziehungsvolumen von EUR 325,0 Mio. abschließen. Der dieser Kreditfazilität zugrunde liegende Kreditvertrag wird die Handlungsfähigkeit der Gesellschaft und ihrer Tochtergesellschaften einschränken. Insbesondere werden die Darlehensbedingungen die Gesellschaft und ihre Tochtergesellschaften darin beschränken, ohne Zustimmung der kreditgebenden Banken neue Finanzverbindlichkeiten einzugehen, Sicherheiten zu bestellen, Garantien zu gewähren, über Vermögensgegenstände zu verfügen, Akquisitionen oder andere Investitionen zu tätigen oder Verschmelzungen, Umwandlungen oder ähnliche Transaktionen vorzunehmen. Auch die derzeit bestehenden Kreditverträge enthalten entsprechende Beschränkungen. Der neue Kreditvertrag wird die Gesellschaft ferner zur Einhaltung bestimmter Finanzkennzahlen verpflichten (so genannte financial covenants). Diese Einschränkungen könnten die Fähigkeit der Gesellschaft beeinträchtigen, ihre künftige Geschäftstätigkeit sowie ihren Kapitalbedarf zu finanzieren, Akquisitionen sowie andere Geschäftsaktivitäten zu verfolgen, die für sie von Interesse sein könnten, und Dividenden zu zahlen oder Aktien von ihren Aktionären zurückzukaufen. Dies könnte wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit und die Vermögens-, Finanz- und Ertragslage der Gesellschaft haben.

Eine Nichteinhaltung der Finanzkennzahlen oder ein Verstoß gegen andere Bestimmungen des neuen Kreditvertrags könnte zu einer Kündigung der Kreditfazilität führen. Ein Kündigungsrecht besteht ferner in bestimmten Fällen des Kontroll- oder Mehrheitserwerbs durch Dritte. Im Falle der Kündigung könnte die Gesellschaft keine weiteren Kreditmittel mehr in Anspruch nehmen und müsste die bereits in Anspruch genommenen Kreditbeträge sofort zurückzahlen. Sollte eine

sofortige Rückzahlungsverpflichtung aus dem vorgenannten oder anderen Gründen entstehen, könnten der Gesellschaft die für die sofortige Rückzahlung des Darlehensbetrags erforderlichen liquiden Mittel fehlen. Es ist nicht gewährleistet, dass es der Gesellschaft in einem solchen Fall gelänge, zur Rückführung des Darlehens und zur Deckung ihres sonstigen Finanzbedarfs anderweitig Fremdkapital aufzunehmen. Sollte das Darlehen vorzeitig fällig gestellt und nicht anderweitig refinanziert werden können, würde dies daher schwerwiegende negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes haben.

Bei der Zusammenführung bzw. dem Aufbau von verwaltungstechnischen Funktionen im Zusammenhang mit der Bildung des Demag Cranes-Konzerns könnten Probleme auftreten

Der Demag Cranes-Konzern ist in dieser Form erst unmittelbar vor dem Angebot gebildet worden. Die Demag Cranes & Components GmbH und ihre Tochter- und Schwestergesellschaften (gemeinsam die „DCC-Gruppe", Geschäftsbereiche Industriekrane und Services) einerseits und die Gottwald Port Technology GmbH sowie ihre Tochtergesellschaft TBA B.V. (gemeinsam die „Gottwald-Gruppe", Geschäftsbereich Hafentechnologie) andererseits wurden bis dahin als voneinander im Wesentlichen unabhängige Teilkonzerne geführt. Im Rahmen der geplanten Integrationsmaßnahmen sollen verschiedene verwaltungstechnische Funktionen zusammengeführt werden. Dies betrifft unter anderem die Bereiche Rechnungswesen und Controlling sowie gegebenenfalls weitere Bereiche. Außerdem müssen Funktionen wie Steuern, Finanzmanagement, Versicherungen oder Recht, die bisher teilweise durch verbundene Unternehmen außerhalb des Demag Cranes-Konzerns wahrgenommen wurden oder, wie Investor Relations, vorher nicht benötigt wurden, bei Demag Cranes neu aufgebaut werden. Es besteht die Gefahr, dass die Zusammenführung bzw. der Aufbau dieser Funktionen nicht in dem erforderlichen Umfang zeitnah gelingt oder hierbei Anlauf- bzw. Abstimmungsschwierigkeiten auftreten. Im Rahmen der Integration sind auch Datenverarbeitungssysteme zu vereinheitlichen und zusammenzuführen. Dies betrifft möglicherweise auch solche Systeme, die in der Warenwirtschaftsplanung (Enterprise Resource Planning) und im Rechnungswesen genutzt werden (insbesondere auch SAP-Systeme). Es ist möglich, dass die betreffenden Systeme in einer Übergangszeit ihre Funktionen nicht oder nicht in der vorgesehenen Art und Weise erfüllen oder zusätzliche Kosten anfallen werden.

Sämtliche vorstehenden Faktoren könnten einzeln oder gemeinsam wesentliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes haben.

Beschränkte Aussagekraft und Vergleichbarkeit der Combined Financial Statements sowie mögliche Veränderungen in zukünftigen Finanzausweisen

Die in diesem Prospekt abgedruckten Combined Financial Statements von Demag Cranes wurden mit dem Ziel erstellt, die sich durch die Zusammenführung der DCC-Gruppe und der Gottwald-Gruppe ergebende Struktur des neu gebildeten Konzerns bereits in historischen Finanzdaten abzubilden. Deshalb spiegeln die Combined Financial Statements nicht notwendigerweise die Vermögens-, Finanz- und Ertragslage wider, welche sich ergeben hätte, wenn der Demag Cranes-Konzern bereits seit dem 1. Oktober 2002 als gemeinsamer Konzern existiert hätte. Die fehlende historische Einheit und Eigenständigkeit des Demag Cranes-Konzerns in den Zeiträumen, auf die sich die Combined Financial Statements beziehen, schränken aus diesen Gründen die Aussagekraft der Combined Financial Statements ein. Die Combined Financial Statements ermöglichen daher nur eingeschränkt Prognosen über die zukünftige Entwicklung der im Demag Cranes-Konzern gebündelten Geschäftsaktivitäten.

Risiken im Zusammenhang mit dem Angebot, dem Börsengang und der Aktionärsstruktur

Die Aktien der Demag Cranes AG sind bisher nicht öffentlich gehandelt worden und es besteht keine Gewähr, dass sich nach diesem Angebot ein liquider Handel entwickelt oder ein solcher aufrechterhalten werden kann

Vor dem Angebot gab es keinen öffentlichen Handel in Aktien der Demag Cranes AG. Der Kaufpreis im Rahmen des Angebots wird im Wege des Bookbuilding-Verfahrens von den abgebenden Aktionären nach Beratung mit den Globalen Koordinatoren festgesetzt und gibt nicht unbedingt Aufschluss über den Preis, zu dem die Aktien der Gesellschaft im Anschluss gehandelt werden. Es besteht keine Gewähr, dass der Angebotspreis dem Kurs entsprechen wird, zu dem die Aktien im Anschluss an das Angebot notiert werden, und dass sich nach diesem Angebot ein

liquider Handel entwickeln und etablieren wird. Anleger werden unter Umständen nicht in der Lage sein, die Aktien zum Angebotspreis, zu einem höheren Kurs oder überhaupt zu verkaufen.

Der Kurs der Aktien der Demag Cranes AG wird möglicherweise volatil sein

Nach Durchführung des Angebots kann der Kurs der Aktien der Demag Cranes AG insbesondere durch Schwankungen der tatsächlichen oder prognostizierten Betriebsergebnisse des Demag Cranes-Konzerns oder seiner Konkurrenten, Änderungen von Gewinnprognosen oder Nichterfüllung von Gewinnerwartungen von Investoren und Wertpapieranalysten, Einschätzungen von Investoren hinsichtlich des Erfolges und der Auswirkungen des Angebots und der in diesem Prospekt beschriebenen Strategie sowie der Beurteilung der damit zusammenhängenden Risiken, Änderungen der allgemeinen Wirtschaftsbedingungen, Änderungen des Aktionärskreises sowie durch weitere Faktoren erheblichen Schwankungen ausgesetzt sein. Auch können generelle Schwankungen der Kurse insbesondere von Aktien von Unternehmen aus der gleichen Branche oder eine Verschlechterung des allgemeinen Börsenumfelds zu einem Preisdruck auf die Aktien der Demag Cranes AG führen, ohne dass dafür notwendigerweise ein Grund im Geschäft oder in den Ertragsaussichten der Demag Cranes AG gegeben ist.

Die abgebenden Aktionäre könnten die Kontrolle über die Demag Cranes AG und ihre Geschäftstätigkeit ausüben und die Interessen der abgebenden Aktionäre könnten mit den Interessen anderer Anleger kollidieren

Nach Durchführung des Angebots werden die abgebenden Aktionäre zusammengenommen mindestens 27,5% (mindestens 18,3%, sofern die Greenshoe-Option vollständig ausgeübt wird) des Aktienkapitals der Gesellschaft halten. Die Interessen der abgebenden Aktionäre (und ihrer verbundenen Unternehmen) könnten mit den Interessen anderer Anleger in Konflikt stehen. Je nach Präsenz in der Hauptversammlung der Gesellschaft könnte es möglich sein, dass die abgebenden Aktionäre Beschlüsse der Hauptversammlung der Gesellschaft, für die eine einfache Mehrheit der abgegebenen Stimmen erforderlich ist, unabhängig vom Abstimmungsverhalten der übrigen anwesenden Aktionäre allein mit ihren Stimmen fassen. Hierzu zählen beispielsweise Beschlüsse über die Wahl und Abberufung der Aufsichtsratsmitglieder der Anteilseigner sowie die Beschlussfassung über die Dividendenzahlung. Für die Beschlussfassung über bestimmte Angelegenheiten der Gesellschaft (wie z.B. die Schaffung von genehmigtem oder bedingtem Kapital, Änderungen des Unternehmensgegenstands sowie Verschmelzungen, Spaltungen und formwechselnde Umwandlungen) ist nach deutschem Aktienrecht die Zustimmung von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals erforderlich. Sofern in einer Hauptversammlung aufgrund der geringen Präsenz der übrigen Aktionäre mindestens drei Viertel des bei der Beschlussfassung vertretenen Grundkapitals auf die abgebenden Aktionäre entfallen, könnten sie solche Beschlüsse mit ihren Stimmen herbeiführen, die zwingend mit einer entsprechenden qualifizierten Mehrheit der abgegebenen Stimmen bzw. des vertretenen Grundkapitals zu fassen sind. Zudem könnten die abgebenden Aktionäre Beschlussfassungen der Hauptversammlung verhindern. Dies gilt gerade auch im Hinblick auf Beschlüsse, die mit einer qualifizierten Mehrheit der abgegebenen Stimmen bzw. des vertretenen Grundkapitals zu fassen sind. Darüber hinaus könnten die abgebenden Aktionäre oder mit den abgebenden Aktionären verbundene Unternehmen, künftig Beteiligungen an Unternehmen halten, die in direktem Wettbewerb mit der Gesellschaft stehen.

Wenn von den derzeitigen Aktionären eine beträchtliche Anzahl von Aktien der Demag Cranes AG nach diesem Angebot am Markt verkauft wird oder ein solcher Verkauf erwartet wird, könnte sich dies nachteilig auf den Kurs der Aktien der Demag Cranes AG auswirken

Nach Durchführung des Angebots werden die abgebenden Aktionäre zusammengenommen mindestens 27,5% (mindestens 18,3%, sofern die Greenshoe-Option vollständig ausgeübt wird) des Aktienkapitals der Gesellschaft halten. Der Kurs der Aktien der Demag Cranes AG könnte fallen, wenn die abgebenden Aktionäre und/oder die DCC Management Beteiligungs GmbH & Co. KG und die Gottwald Management Beteiligungs GmbH & Co. KG nach Ablauf der Marktschutzverpflichtung oder vorher mit entsprechender Zustimmung der Globalen Koordinatoren weitere Aktien am Markt verkaufen oder der Eindruck entsteht, dass mit derartigen Verkäufen zu rechnen ist. In einer solchen Lage könnte es für die Demag Cranes AG außerdem schwierig sein, neue Aktien zu einem nach ihrer Einschätzung günstigen Termin und angemessenen Kurs auszugeben.

Bei zukünftigen Kapitalerhöhungen besteht das Risiko einer Verwässerung der Stimmrechtsquote

Es besteht das Risiko, dass bei einer zukünftigen Kapitalerhöhung der Gesellschaft, auch wenn es sich dabei um eine Bezugsrechtskapitalerhöhung handelt, Aktionäre, sofern sie ihr Bezugsrecht nicht ausüben, anschließend nicht mehr mit gleichem prozentualem Stimmrechts- und Gewinnanteil an der Gesellschaft beteiligt sind. Anleger in bestimmten Jurisdiktionen (insbesondere den USA) könnten vom Bezugsrechtsangebot ausgeschlossen sein. Falls ein Aktionär seine Bezugsrechte nicht ausübt, würde sich sein Anteil an der Gesellschaft in dem Verhältnis verwässern, den die Kapitalerhöhung im Verhältnis zum bisherigen Grundkapital der Gesellschaft ausmacht.

Außerdem kann die Hauptversammlung der Gesellschaft in bestimmten Fällen nach dem Aktiengesetz mit qualifizierter Mehrheit eine Kapitalerhöhung ohne Bezugsrecht beschließen. Aktionäre, denen die auszugebenden Aktien nicht angeboten werden, können in einem solchen Fall die Verwässerung ihres Anteils an der Gesellschaft nur dadurch verhindern, dass sie weitere Aktien unter Umständen zu höheren Preisen im Sekundärmarkt – etwa über die Börse – hinzu erwerben.

Die Übertragung von Aktien unterliegt Beschränkungen nach den Wertpapiergesetzen der USA und anderen Jurisdiktionen

Die Gesellschaft hat die Aktien nicht gemäß dem Securities Act oder anderen Wertpapiergesetzen einer anderen Jurisdiktion als Deutschland registriert und wird dies auch künftig nicht tun. Die Aktien dürfen nicht in den USA oder an eine US-Person (wie in Regulation S des Securities Act definiert) oder in einer anderen Jurisdiktion, in der eine solche Registrierung der Wertpapiere erforderlich, aber nicht erfolgt ist, angeboten oder verkauft werden, sofern nicht eine Ausnahmeregelung von den Registrierungsbestimmungen des Securities Act und anderen geltenden Wertpapiergesetzen vorliegt oder dies im Rahmen einer Transaktion geschieht, die diesen Bestimmungen nicht unterliegt. Interessierte Anleger sind gehalten, dafür zu sorgen, dass Zeichnungsangebote für die Aktien und Aktienverkäufe in den USA und anderen Ländern gemäß den jeweils geltenden Wertpapiergesetzen erfolgen.

ALLGEMEINE INFORMATIONEN

Verantwortlichkeit für den Inhalt des Prospekts

Die Demag Cranes AG, Wetter (Ruhr) (nachfolgend auch die ,,Gesellschaft'' und gemeinsam mit ihren Tochtergesellschaften ,,Demag Cranes'', der ,,Demag Cranes-Konzern'' oder der ,,Konzern'' genannt), die Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, Vereinigtes Königreich, (,,Goldman Sachs'') und Lehman Brothers International (Europe), 25 Bank Street, London E14 5LE, Vereinigtes Königreich (,,Lehman Brothers'' und zusammen mit Goldman Sachs auch die ,,Globalen Koordinatoren'') und die Commerzbank Aktiengesellschaft, Kaiserplatz, 60261 Frankfurt am Main, die Bayerische Hypo- und Vereinsbank AG, Arabellastraße 12, 81925 München, CALYON, 9 Quai du Président Paul Doumer, 92920 Paris La Defense Cedex, Frankreich, sowie die WestLB AG, Herzogstraße 15, 40217 Düsseldorf, (zusammen mit den Globalen Koordinatoren die ,,Konsortialbanken'' genannt) übernehmen gemäß § 5 Abs. 4 des Wertpapierprospektgesetzes (,,WpPG'') die Verantwortung für den Inhalt dieses Prospekts (der ,,Prospekt'') und erklären hiermit, dass ihres Wissens die Angaben in diesem Prospekt richtig sind und keine wesentlichen Umstände ausgelassen worden sind, und dass sie die erforderliche Sorgfalt haben walten lassen, um sicherzustellen, dass die in diesem Prospekt gemachten Angaben ihres Wissens nach richtig sind und keine Tatsachen verschwiegen werden, die die Aussage des Prospekts verändern können.

Für den Fall, dass vor einem Gericht Ansprüche auf Grund der in diesem Prospekt enthaltenen Informationen geltend gemacht werden, könnte der als Kläger auftretende Anleger in Anwendung der einzelstaatlichen Rechtsvorschriften der Staaten des Europäischen Wirtschaftsraums die Kosten für die Übersetzung des Prospekts vor Prozessbeginn zu tragen haben.

Gegenstand des Prospekts

Gegenstand dieses Prospekts für Zwecke des öffentlichen Angebots sind bis zu 13.000.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Gesellschaft mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und zwar bis zu 4.093.117 Aktien aus dem Eigentum von DCC Luxembourg 2 S.à r.l., bis zu 8.906.883 Aktien aus dem Eigentum von Gottwald Luxembourg 2 (b) S.à r.l. (im Folgenden gemeinsam die ,,abgebenden Aktionäre'') sowie bis zu 1.950.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf die eventuelle Mehrzuteilung, jeweils mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005. Die bis zu 13.000.000 Aktien aus dem Eigentum der abgebenden Aktionäre sowie die bis zu 1.950.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf die eventuelle Mehrzuteilung werden nachfolgend zusammen auch als die ,,Angebotenen Aktien'' bezeichnet.

Gegenstand dieses Prospekts für Zwecke der Zulassung zum Börsenhandel im amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse sind 21.172.993 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Gesellschaft mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie (gesamtes Grundkapital).

Die DCC Management Beteiligungs GmbH & Co. KG und die Gottwald Management Beteiligungs GmbH & Co. KG (gemeinsam die ,,Management Beteiligungs-KGs'') bieten im Rahmen des Angebots keine Aktien an (zu weitergehenden Haltepflichten siehe ,,*Das Angebot—Marktschutzvereinbarung*'' und ,,*Das Angebot—Bevorrechtigte Zuteilung*'').

Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

Zukunftsgerichtete Aussagen

Dieser Prospekt enthält in die Zukunft gerichtete Aussagen. In die Zukunft gerichtete Aussagen sind alle Aussagen in diesem Prospekt, die sich nicht auf historische Tatsachen und Ereignisse beziehen. Dies gilt überall dort, wo der Prospekt Angaben über die zukünftige finanzielle Ertragsfähigkeit, Pläne und Erwartungen in Bezug auf das Geschäft von Demag Cranes, über Wachstum und Profitabilität sowie über wirtschaftliche Rahmenbedingungen, denen Demag Cranes ausgesetzt ist, enthält. Die in die Zukunft gerichteten Aussagen basieren auf der gegenwärtigen, nach bestem Wissen vorgenommenen Einschätzung durch die Gesellschaft. Solche in die Zukunft

gerichteten Aussagen basieren auf Annahmen und Faktoren und unterliegen Ungewissheiten, deren Nichteintritt bzw. Eintritt dazu führen kann, dass die tatsächlichen Ergebnisse einschließlich der Finanzlage und der Profitabilität von Demag Cranes wesentlich von denjenigen abweichen oder negativer ausfallen als diejenigen, die in diesen Aussagen ausdrücklich oder implizit angenommen oder beschrieben werden.

Zu diesen Faktoren gehören unter anderem: Abhängigkeit von der allgemeinen Konjunkturentwicklung, intensiver Wettbewerb und Preisdruck, Erfolglosigkeit der internationalen Expansion oder der Einführung neuer Produkte, Projektrisiken, Konsolidierung bei Hafenbetreibern bzw. Schifffahrtslinien, Markteintritt von Anbietern aus Schwellenländern, Abhängigkeiten von Zulieferern, steigende Rohstoffpreise und Transportkosten, Haftungsansprüche und Wechselkursschwankungen.

In Anbetracht der Ungewissheiten und Annahmen können die in diesem Prospekt in Bezug genommenen zukünftigen Ereignisse möglicherweise auch nicht eintreten. Entsprechendes gilt für die in diesem Prospekt wiedergegebenen zukunftsgerichteten Aussagen Dritter (siehe auch *„—Hinweis zu Quellen der Marktangaben, zu Währungsangaben sowie zu Fachbegriffen"*). Im Übrigen wird darauf hingewiesen, dass weder die Gesellschaft noch die Globalen Koordinatoren die Verpflichtung übernehmen, über ihre gesetzliche Verpflichtung hinaus derartige in die Zukunft gerichtete Aussagen fortzuschreiben und an zukünftige Ereignisse oder Entwicklungen anzupassen.

Hinweis zu Quellen der Marktangaben, zu Währungsangaben sowie zu Fachbegriffen

Die Angaben zu Marktumfeld, Marktentwicklungen, Wachstumsraten, Markttrends und zur Wettbewerbssituation in den Märkten und Segmenten, in denen Demag Cranes tätig ist, basieren in diesem Prospekt – soweit nicht anders vermerkt – auf Einschätzungen der Gesellschaft. Einschätzungen der Gesellschaft beruhen zum Teil auf internen Marktbeobachtungen und auf von der Gesellschaft in Auftrag gegebenen Studien sowie öffentlich zugänglichen Quellen wie der Fachzeitschrift World Cargo News („World Cargo News"). So zitiert die Gesellschaft zwei Studien von Drewry Shipping Consultants Ltd. aus dem Jahr 2005 („Drewry Shipping Consultants") sowie die von ihr selbst in Auftrag gegebene Studie von Impuls Management Consulting mit dem Titel „Ermittlung der Marktposition von DCC" aus dem Jahr 2006 („Impuls-Studie").

Die in diesem Prospekt enthaltenen Beträge in „Euro" oder „EUR" beziehen sich auf die gesetzliche Währung der Bundesrepublik Deutschland. Die Bezeichnungen „USD" und „US-Dollar" beziehen sich auf die gesetzliche Währung der Vereinigten Staaten von Amerika. Die Bezeichnungen „Britisches Pfund" und „GBP" beziehen sich auf die gesetzliche Währung Großbritanniens. Die Bezeichnungen „Schweizer Franken" und „CHF" beziehen sich auf die gesetzliche Währung der Schweiz. Die Bezeichnungen „Dänische Kronen" und „DKR" beziehen sich auf die gesetzliche Währung Dänemarks.

Angaben in den zitierten Studien in US-Dollar wurden in diesem Prospekt auf der Grundlage des für den jeweiligen Zeitraum von der Europäischen Zentralbank veröffentlichten Wechselkurses zum Euro umgerechnet. Der für das Jahr 2004 veröffentlichte Wechselkurs betrug EUR 1 = USD 1,2439, für das Jahr 2005 EUR 1 = USD 1,2441.

Im Übrigen ergeben sich aus der nachfolgenden Tabelle für die angegebenen Daten Informationen hinsichtlich der Wechselkurse von US-Dollar, Britischem Pfund, Schweizer Franken und Dänischen Kronen. Die Wechselkurse wurden der Internetseite der Europäischen Zentralbank (http://www.ecb.int/stats/exchange/eurofxref/html) entnommen.

(EUR 1 =)	**Stichtagskurs zum 31. März 2006**
USD	1,2104
GBP	0,6964
CHF	1,5801
DKR	7,4624

Im Abschnitt *„Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage"* wird auf andere Wechselkurse von US-Dollar Bezug genommen.

Die Angaben aus Studien Dritter, die in diesem Prospekt zitiert werden, sind richtig wiedergegeben. Nach Kenntnis der Gesellschaft und im Rahmen der Nachprüfungsmöglichkeiten, welche die Gesellschaft im Hinblick auf solche veröffentlichten Informationen hat, sind keine Tatsachen ausgelassen worden, ohne die sich diese Angaben als unrichtig oder irreführend erweisen würden.

Sofern die in diesem Prospekt enthaltenen Marktinformationen von der Gesellschaft auf Basis verschiedener Studien zusammengefasst und abgeleitet wurden, werden einzelne Studien lediglich dann zitiert, wenn die betreffende Information dieser Studie unmittelbar entnommen werden kann. Die Gesellschaft hat die Marktdaten und sonstigen Informationen, die Dritte ihren Studien zugrunde gelegt haben, sowie die externen Quellen, auf denen die Einschätzungen der Gesellschaft basieren, nicht verifiziert. Die Gesellschaft kann daher keine Verantwortung für die Richtigkeit der in diesem Prospekt dargestellten Angaben aus Studien Dritter zu Marktumfeld, Marktentwicklungen, Wachstumsraten, Markttrends und zur Wettbewerbssituation bzw. für die Richtigkeit der Angaben, auf denen ihre Einschätzungen basieren, übernehmen.

Dieser Prospekt enthält außerdem Schätzungen von Marktdaten und daraus abgeleitete Informationen, die weder aus Veröffentlichungen von Marktforschungsinstituten noch aus anderen unabhängigen Quellen entnommen werden können. Diese Informationen beruhen auf internen Schätzungen der Gesellschaft. In vielen Fällen gibt es zu diesen Marktdaten keine leicht zugänglichen Informationen, etwa von Industrieverbänden, Behörden oder anderen Organisationen und Einrichtungen. Die Gesellschaft ist der Ansicht, dass ihre Schätzungen von Marktdaten und daraus abgeleiteten Informationen für Anleger eine Hilfestellung zum besseren Verständnis der Branche, in der sie tätig ist, sowie der Stellung der Gesellschaft in dieser Branche gibt. Obwohl die Gesellschaft von der Verlässlichkeit ihrer internen Marktbeobachtung ausgeht, werden die Schätzungen der Gesellschaft nicht von externen Quellen überprüft oder verifiziert. Die Gesellschaft übernimmt keine Gewähr für die Richtigkeit ihrer Schätzungen und der daraus abgeleiteten Informationen. Diese können von den Einschätzungen der Wettbewerber von Demag Cranes oder von zukünftigen Erhebungen durch Marktforschungsinstitute oder andere unabhängige Quellen abweichen.

Ein Glossar mit den verwendeten Fachbegriffen und Abkürzungen befindet sich am Ende des Prospekts.

Geschäftsjahr und Abschlussprüfer

Das Geschäftsjahr beginnt am 1. Oktober eines jeden Kalenderjahres und endet jeweils am 30. September des folgenden Kalenderjahres. Zum Abschlussprüfer der Gesellschaft für das Geschäftsjahr 2005/2006 wurde die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Schwannstraße 6, 40476 Düsseldorf, („Deloitte") gewählt. Deloitte hat die historischen freiwilligen Konzernabschlüsse des ursprünglichen DCC-Teilkonzerns, d.h. den Konzernabschluss der Demag Cranes AG (damals firmierend als DCC HoldCo 3 (drei) GmbH) vor Einbringung der Gottwald HoldCo 3 (drei) GmbH und des ursprünglichen Gottwald-Teilkonzerns, d.h. den Konzernabschluss der Gottwald HoldCo 3 (drei) GmbH, jeweils nach IFRS zum 30. September 2005, 2004 und 2003 nach den International Standards on Auditing (ISA) geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen. Die HGB-Einzelabschlüsse der Gesellschaft zum 30. September 2005, 2004 und 2003 wurden ebenfalls von Deloitte geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen. Ferner hat Deloitte die Combined Financial Statements des Demag Cranes-Konzerns nach IFRS zum 30. September 2005, 2004 und 2003 nach den International Standards on Auditing (ISA) geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen. Deloitte ist Mitglied der deutschen Wirtschaftsprüferkammer.

Einsehbare Dokumente

Während der Gültigkeitsdauer des Prospekts können Kopien folgender Unterlagen in Papierform während der üblichen Geschäftszeiten bei der Gesellschaft, Ruhrstraße 28, 58300 Wetter eingesehen werden:

(i) Die Satzung der Gesellschaft und die Geschäftsordnungen von Vorstand und Aufsichtsrat;

(ii) die Combined Financial Statements des Demag Cranes-Konzerns nach IFRS für die jeweils am 30. September endenden Geschäftsjahre 2005, 2004 und 2003;

(iii) die Interim Combined Financial Statement des Demag Cranes-Konzerns nach IFRS zum 31. März 2006;

(iv) die historischen freiwilligen Konzernabschlüsse der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH nach IFRS für die jeweils am 30. September endenden Geschäftsjahre 2005, 2004 und 2003 und die Eröffnungsbilanz zum 31. Oktober 2002;

(v) die HGB-Einzelabschlüsse der Gesellschaft für die jeweils am 30. September endenden Geschäftsjahre 2005, 2004 und 2003;

(vi) die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung nach HGB der DCC HoldCo 3 (drei) GmbH für die jeweils zum 30. September 2003, 2004 und 2005 endenden Geschäftsjahre;

(vii) der Gründungsprüfungsbericht der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, vom 28. April 2006; und

(viii) der Bericht über die Nachgründungsprüfung und die Prüfung der Sachkapitalerhöhung der Demag Cranes AG, Wetter, der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, vom 17. Mai 2006.

Künftige Geschäftsberichte und Zwischenberichte der Gesellschaft werden bei der Gesellschaft und der in diesem Prospekt genannten Zahlstelle (siehe „*Informationen über die anzubietenden bzw. zum Handel zuzulassenden Wertpapiere—Bekanntmachungen, Zahl- und Hinterlegungsstelle*") erhältlich sein.

DAS ANGEBOT

Das Angebot („Angebot") umfasst bis zu 14.950.000 auf den Inhaber lautende Stückaktien mit einem anteiligen Betrag des Grundkapitals von jeweils EUR 1,00 und voller Gewinnanteilberechtigung ab dem 1. Oktober 2005, und zwar bis zu 13.000.000 Aktien aus dem Eigentum der abgebenden Aktionäre sowie bis zu 1.950.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf eine eventuelle Mehrzuteilung. Die bis zu 13.000.000 Aktien aus dem Eigentum der abgebenden Aktionäre sowie die im Hinblick auf eine eventuelle Mehrzuteilung im Wege eines unentgeltlichen Wertpapierdarlehens zur Verfügung gestellten bis zu 1.950.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. werden nachfolgend zusammen auch als die „Angebotenen Aktien" bezeichnet.

Der auf die Aktien, die Gegenstand dieses Angebots sind, entfallende anteilige Betrag des Grundkapitals der Gesellschaft beträgt insgesamt bis zu EUR 13.000.000 (EUR 14.950.000 einschließlich der eventuellen Mehrzuteilung). Im Rahmen des Angebots werden damit bis zu 61,4% der Aktien der Gesellschaft (70,6% einschließlich der eventuellen Mehrzuteilung) angeboten.

Das Angebot besteht aus einem öffentlichen Angebot der Aktien in der Bundesrepublik Deutschland und einer Privatplatzierung außerhalb der Bundesrepublik Deutschland in der Zeit vom 7. Juni 2006 bis zum 19. Juni 2006 durch die Konsortialbanken unter Führung der Globalen Koordinatoren. Die Konsortialbanken werden die Aktien unter den in einem Übernahmevertrag, der voraussichtlich am 19. Juni abgeschlossen wird, geregelten Bedingungen übernehmen. Die abgebenden Aktionäre behalten sich vor, nach Beratung mit den Globalen Koordinatoren den Angebotszeitraum zu verlängern oder zu verkürzen oder die Anzahl der angebotenen Aktien zu erhöhen oder zu verringern.

In den Vereinigten Staaten von Amerika (nachfolgend „USA") werden die Angebotenen Aktien an qualifizierte institutionelle Anleger („Qualified Institutional Buyers") im Rahmen einer Platzierung gemäß Rule 144A des United States Securities Act von 1933 in der derzeit gültigen Fassung („Securities Act") angeboten (mit Ausnahme der bevorrechtigten Zuteilung an eine Kommanditgesellschaft, die von KKR im Interesse ihrer Führungskräfte und Mitarbeiter und der Führungskräfte und Mitarbeiter bestimmter assoziierter (*affiliated*) Gesellschaften und Personen gegründet worden ist, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden). Außerhalb der Vereinigten Staaten werden die Aktien der Gesellschaft im Rahmen einer Platzierung gemäß Regulation S des Securities Act angeboten.

Zeitplan

Dem Angebot liegt folgender voraussichtlicher Zeitplan zu Grunde:

6. Juni 2006	Billigung des Prospekts durch die Bundesanstalt für Finanzdienstleistungsaufsicht
6. Juni 2006	Veröffentlichung des Prospekts auf der Internetseite der Gesellschaft
7. Juni 2006	Veröffentlichung des Angebots in der Frankfurter Allgemeine Zeitung
7. Juni 2006	Beginn des Angebots
16. Juni 2006	Zulassungsbeschluss der Frankfurter Wertpapierbörse
17. Juni 2006	Veröffentlichung des Zulassungsbeschlusses der Frankfurter Wertpapierbörse
19. Juni 2006	Letzter Tag der Angebotsfrist; Ende des Angebotszeitraums für Privatanleger um 12:00 Uhr MESZ und für institutionelle Anleger um 14:00 Uhr MESZ
19. Juni 2006	Preisfestsetzung und Zuteilung; Veröffentlichung des Kaufpreises
20. Juni 2006	Notierungsaufnahme der Aktien
22. Juni 2006	Abrechnung der Aktien gegenüber den Erwerbern und Einbuchung der Aktien in den Depots der Erwerber

Dieser Prospekt wird auf der Internet-Seite der Gesellschaft unter www.demagcranes-ag.com veröffentlicht werden. Der Prospekt wird außerdem ab dem 6. Juni 2006 während der üblichen Geschäftszeiten bei der Gesellschaft, Ruhrstraße 28, 58300 Wetter, und den Globalen Koordinatoren (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm, Friedrich-Ebert-Anlage 49, D-60308 Frankfurt am Main, und Lehman Brothers International (Europe), Zweigniederlassung Frankfurt, Rathenauplatz 1, D-60313 Frankfurt am Main) kostenlos erhältlich sein.

Abgebende Aktionäre

Die abgebenden Aktionäre (die DCC Luxembourg 2 S.à r.l., 59, rue de Rollingergrund, L-2440 Luxemburg, und die Gottwald Luxembourg 2(b) S.à r.l., 59, rue de Rollingergrund, L-2440 Luxemburg) beabsichtigen, bis zu 13.000.000 Aktien im Rahmen des Angebots zu verkaufen. Zusätzlich haben die Konsortialbanken die Option, zur Deckung von Mehrzuteilungen bis zu 1.950.000 weitere Aktien von der DCC Luxembourg 2 S.à r.l. zu erwerben (nachfolgend auch als „Greenshoe-Aktien" bezeichnet; siehe *„—Stabilisierung, Mehrzuteilung und Greenshoe-Option"*). Die abgebenden Aktionäre werden daher nach Durchführung des Angebots (unter Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung der Greenshoe-Option) gemeinsam mit den Management Beteiligungs-KGs 29,4% des Grundkapitals der Gesellschaft halten.

Preisspanne, Kaufpreis, Anzahl der zugeteilten Aktien

Die Preisspanne, innerhalb derer Kaufangebote abgegeben werden können, beträgt EUR 26 bis EUR 31 pro Angebotene Aktie. Die abgebenden Aktionäre behalten sich vor, nach Beratung mit den Globalen Koordinatoren die obere und/oder untere Begrenzung der Preisspanne zu erhöhen bzw. abzusenken.

Der Kaufpreis für die Angebotenen Aktien wird mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs von den abgebenden Aktionären nach Beratung mit den Globalen Koordinatoren voraussichtlich am 19. Juni 2006 abends festgelegt. Der Kaufpreis wird voraussichtlich am 19. Juni 2006 im Wege einer Ad-hoc-Mitteilung über ein elektronisch betriebenes Informationssystem und unter der Internetadresse der Demag Cranes AG sowie voraussichtlich am 21. Juni 2006 in der Frankfurter Allgemeine Zeitung veröffentlicht werden und kann nach der ersten vorgenannten Veröffentlichung bei den Konsortialbanken erfragt werden. Insbesondere für den Fall, dass das Platzierungsvolumen nicht ausreicht, sämtliche Kaufaufträge zum festgelegten Kaufpreis zu bedienen, behalten sich die Konsortialbanken vor, Kaufangebote nicht oder nur teilweise anzunehmen. Anleger, die ihren Kaufauftrag über eine Konsortialbank gestellt haben, können die Anzahl der ihnen zugeteilten Aktien voraussichtlich ab dem 20. Juni 2006 bei dieser Konsortialbank erfragen. Der Kaufpreis ist voraussichtlich am 22. Juni 2006 zu zahlen.

Provision

Für den Kauf von Aktien wird eine banküblicher Provision berechnet.

Allgemeine Zuteilungskriterien

Die Gesellschaft, die abgebenden Aktionäre und die Konsortialbanken werden die „Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger", die am 7. Juni 2000 von der Börsensachverständigenkommission beim Bundesministerium der Finanzen herausgegeben wurden, beachten. Die Zuteilung im Rahmen des Angebots an Privatanleger in Deutschland wird nach einheitlichen Kriterien für alle Konsortialbanken und ihre angeschlossenen Institute erfolgen. Die Einzelheiten des Zuteilungsverfahrens werden nach Beendigung der Angebotsfrist festgelegt und nach Maßgabe der Zuteilungsgrundsätze der Börsensachverständigenkommission spätestens am zweiten Tag nach Beendigung der Angebotsfrist veröffentlicht.

Bevorrechtigte Zuteilung

Die abgebenden Aktionäre beabsichtigen, im Rahmen des Angebots Aktien wie folgt bevorrechtigt anzubieten:

Die abgebenden Aktionäre beabsichtigen, der Gesellschaft Aktien im Gegenwert von insgesamt bis zu EUR 4,2 Mio. bevorrechtigt anzubieten. Durch dieses Angebot an die Gesellschaft

wird diese in die Lage versetzt, Mitarbeitern des Demag Cranes-Konzerns in Deutschland (nicht jedoch Vorstandsmitgliedern) Aktien zum bevorrechtigten Erwerb anzubieten. So beabsichtigt die Gesellschaft, Mitarbeitern des Demag Cranes-Konzerns in Deutschland (nicht jedoch Vorstandsmitgliedern) anzubieten, unter Berücksichtigung der Bestimmungen über die steuerfreie Überlassung von Vermögensbeteiligungen an Arbeitnehmer Aktien im Gegenwert von bis zu EUR 500 je Mitarbeiter mit einem Preisnachlass von insgesamt bis zu EUR 135 je Mitarbeiter zu erwerben. Der Mindestzeichnungsbetrag beträgt EUR 100.

Weiterhin beabsichtigt die Gesellschaft, den Mitarbeitern des Demag Cranes-Konzerns (nicht jedoch Vorstandsmitgliedern) anzubieten, Aktien im Gegenwert von bis zu EUR 1.000 je Mitarbeiter zu einem Preis von 20% unter dem Kaufpreis zu erwerben. Der Mindestzeichnungsbetrag beträgt EUR 200.

Die betreffenden Mitarbeiter, die Aktien mit Preisnachlass erworben haben, werden sich verpflichten, diese Aktien bis zum 22. Juni 2007 zu halten.

Die abgebenden Aktionäre beabsichtigen, den Mitarbeitern des Demag Cranes-Konzerns in Deutschland und den Mitgliedern des Vorstands im Rahmen des Angebots anzubieten, weitere Aktien zum Kaufpreis bevorrechtigt zu erwerben. Die betreffenden Mitglieder des Vorstands (nicht die Mitarbeiter) werden sich verpflichten, die derart ohne Preisnachlass erworbenen Aktien bis zum 22. Dezember 2006 zu halten. Der Gegenwert dieser den Mitarbeitern und Vorstandsmitgliedern ohne Preisnachlass angebotenen Aktien wird maximal EUR 3,0 Mio. betragen.

Zudem beabsichtigen die abgebenden Aktionäre im Rahmen des Angebots, den Mitgliedern des Aufsichtsrats der Gesellschaft die Möglichkeit zu geben, Aktien zum Kaufpreis bevorrechtigt zu erwerben. Die bevorrechtigte Zuteilung ist auf Aktien im Gegenwert von insgesamt EUR 600.000, EUR 50.000 pro Person beschränkt, wobei bevorrechtigt zugeteilte Aktien, die von einem Aufsichtsratsmitglied nicht erworben werden, von anderen Mitgliedern des Aufsichtsrats erworben werden können. Die betreffenden Mitglieder des Aufsichtsrats werden sich verpflichten, die derart erworbenen Aktien bis zum 22. Dezember 2006 zu halten.

Schließlich beabsichtigen die abgebenden Aktionäre im Rahmen des Angebots einer Kommanditgesellschaft, die von KKR im Interesse ihrer Führungskräfte und Mitarbeiter und der Führungskräfte und Mitarbeiter bestimmter assoziierter (*affiliated*) Gesellschaften und Personen gegründet worden ist, sowie Führungskräften und Mitarbeitern von Demag Investments S.à r.l. und mit Demag Investments S.à r.l. verbundener Gesellschaften in Luxemburg die Möglichkeit zu geben, Aktien zum Kaufpreis bevorrechtigt zu erwerben. Diese bevorrechtigte Zuteilung ist auf Aktien mit einem Gegenwert von insgesamt EUR 3,0 Mio. beschränkt.

Zulassung zum Handel und Handelsregeln

Die Gesellschaft wird voraussichtlich am 7. Juni 2006 die Zulassung der 21.172.993 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien) (gesamtes Grundkapital) mit den Nummern 000.000.001 bis 021.172.993, jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005 zum Börsenhandel im amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse beantragen. Der Beschluss der Frankfurter Wertpapierbörse über die Zulassung der Aktien der Gesellschaft zum Börsenhandel wird voraussichtlich am 16. Juni 2006 erfolgen. Eine Entscheidung über die Zulassung obliegt allein der Frankfurter Wertpapierbörse. Die Aufnahme des Börsenhandels ist für den 20. Juni 2006 vorgesehen.

Der Handel in den Aktien der Gesellschaft im amtlichen Markt der Frankfurter Wertpapierbörse unterliegt den Vorschriften der Börsenordnung der Frankfurter Wertpapierbörse und anderen von der Frankfurter Wertpapierbörse erlassenen Handelsregeln.

Die Aktien der Gesellschaft sollen im Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse notiert werden. Emittenten, deren Aktien im Teilbereich Prime Standard der Frankfurter Wertpapierbörse notiert sind,

müssen über das Maß des General Standard hinaus (der die gesetzlichen Mindestanforderungen stellt) weitere Zulassungsfolgepflichten erfüllen, z.B.:

- Quartalsweise Berichterstattung in deutscher und englischer Sprache nach IFRS oder US-GAAP
- Veröffentlichung eines Unternehmenskalenders in deutscher und englischer Sprache einschließlich laufender Aktualisierung
- Durchführung einer Analystenkonferenz mindestens einmal jährlich außerhalb der Bilanzpressekonferenz
- Veröffentlichung von Ad-hoc-Mitteilungen auch in englischer Sprache

Die Zulassung zum Prime Standard ist eine Voraussetzung für die Aufnahme in die Auswahlindizes DAX®, MDAX®, TecDAX® und SDAX® der Frankfurter Wertpapierbörse.

Designated Sponsors

Goldman Sachs International und Lehman Brothers International (Europe) übernehmen die Funktion des Designated Sponsor. Ein Designated Sponsor sorgt insbesondere für eine höhere Liquidität der Aktie, indem er verbindliche Preise für den An- und Verkauf der Aktien stellt.

Marktschutzvereinbarung

Die Gesellschaft (bzw. deren Vorstand oder Aufsichtsrat im Bezug auf die unter (i) und (ii) genannten Maßnahmen) wird sich gegenüber den Konsortialbanken verpflichten, ohne vorherige schriftliche Zustimmung der Globalen Koordinatoren innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel

(i) keine Kapitalerhöhung aus genehmigtem Kapital anzukündigen oder durchzuführen,

(ii) der Hauptversammlung der Gesellschaft keine Kapitalerhöhung zur Beschlussfassung vorzuschlagen und

(iii) außer zum Zweck der Ausgabe von Aktien oder Optionen an Führungskräfte und Mitarbeiter der Gesellschaft oder einer ihrer Tochtergesellschaften im Rahmen eines üblichen Aktienoptionsplans und im Rahmen von Sicherungsgeschäften zur Sicherung von Verpflichtungen aus solchen Optionsrechten weder direkt noch indirekt Aktien der Gesellschaft oder andere Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder dafür eingetauscht werden können oder ein Recht zum Erwerb von Aktien der Gesellschaft gewähren, anzubieten, zu verpfänden, zuzuteilen, auszugeben, zu verkaufen, sich zu deren Verkauf zu verpflichten, eine Option zu deren Erwerb zu verkaufen, eine Option zu deren Veräußerung zu kaufen, die Wertpapiere anderweitig abzugeben oder zu veräußern, noch Geschäfte (einschließlich Swapgeschäfte) abzuschließen oder durchzuführen, durch die das wirtschaftliche Risiko des Aktienbesitzes ganz oder teilweise auf einen Dritten übertragen wird, unabhängig davon, ob diese Geschäfte durch Lieferung von Anteilen, durch Geldzahlungen oder andere Leistungen zu erfüllen sind.

Nicht betroffen von dieser Regelung sind Aktien, die von der Gesellschaft im Rahmen einer Akquisition veräußert werden, soweit sichergestellt ist, dass sich der Erwerber in diesem Zusammenhang den selben Halteverpflichtungen unterwirft, wie sie nachfolgend für die abgebenden Aktionäre dargelegt sind.

Die abgebenden Aktionäre und die Management Beteiligungs-KGs werden sich darüber hinaus gegenüber den Konsortialbanken verpflichten, ohne vorherige schriftliche Zustimmung der Globalen Koordinatoren innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel

(i) keine der (weiteren) von ihnen gehaltenen Aktien der Gesellschaft oder andere Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder dafür eingetauscht werden können, direkt oder indirekt anzubieten, zu verpfänden, zu verkaufen, sich zu deren Verkauf zu verpflichten, eine Option zu deren Erwerb zu verkaufen, eine Option zu deren Veräußerung zu kaufen oder die Wertpapiere in anderer Weise abzugeben oder zu veräußern,

(ii) keine Geschäfte (einschließlich Swapgeschäfte) abzuschließen, durch die das wirtschaftliche Risiko des Aktienbesitzes ganz oder teilweise auf einen Dritten übertragen wird,

unabhängig davon, ob diese Geschäfte durch Lieferung von Anteilen oder durch Geldzahlungen oder andere Leistungen zu erfüllen sind,

(iii) keine Rechte im Hinblick auf eine Registrierung der Aktien der Gesellschaft oder anderer Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder eingetauscht werden können, unter dem Securities Act auszuüben oder solche Ausübungsrechte zu fordern, und

(iv) nicht eine Kapitalerhöhung der Gesellschaft zu initiieren, für sie zu stimmen oder in anderer Weise zu unterstützen.

Hiervon ausgenommen sind Übertragungen von Aktien der Gesellschaft an Konzernunternehmen der abgebenden Aktionäre, soweit sichergestellt ist, dass sich diese denselben Haltevereinbarungen unterwerfen wie die abgebenden Aktionäre.

Lieferung und Abrechnung

Die Lieferung der Angebotenen Aktien gegen Zahlung des Kaufpreises und der üblichen Effektenprovision erfolgt voraussichtlich zwei Bankarbeitstage nach Aufnahme der Börsennotierung. Die Aktien werden den Aktionären als Miteigentumsanteile an der jeweiligen Globalurkunde zur Verfügung gestellt.

Nach Wahl des Anlegers werden die im Rahmen des Angebots erworbenen Aktien entweder dem Depot eines deutschen Kreditinstituts bei der Clearstream Banking AG, Neue Börsenstraße 1, 60457 Frankfurt am Main, für Rechnung dieses Anlegers oder dem Depot eines Teilnehmers an der Euroclear Bank S.A./N.V., 1, Boulevard du Roi Albert II, 1120 Brüssel, Belgien, als Betreiberin der Euroclear Systems, oder Clearstream Banking S.A., L-2967 Luxemburg, gutgeschrieben.

Verkaufsbeschränkungen

Die Gesellschaft hat die Aktien nicht gemäß dem Securities Act oder anderen Wertpapiergesetzen einer anderen Jurisdiktion als Deutschland registriert bzw. zugelassen und beabsichtigt, dies auch künftig nicht zu tun. Der Handel mit Aktien der Gesellschaft an deutschen Wertpapierbörsen bleibt unberührt. In den Vereinigten Staaten werden die Aktien an Qualified Institutional Buyers im Rahmen einer Platzierung gemäß Rule 144A des Securities Act angeboten (mit Ausnahme der bevorrechtigten Zuteilung an eine Kommanditgesellschaft, die von KKR im Interesse ihrer Führungskräfte und Mitarbeiter und der Führungskräfte und Mitarbeiter bestimmter assoziierter (*affiliated*) Gesellschaften und Personen gegründet worden ist, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden). Außerhalb der USA werden die Aktien der Gesellschaft im Rahmen einer Platzierung gemäß Regulation S des Securities Act angeboten. Interessierte Anleger sind gehalten, dafür zu sorgen, dass Zeichnungsangebote für die Aktien und Aktienverkäufe in anderen Ländern gemäß den jeweils dort geltenden Wertpapiergesetzen erfolgen.

Stabilisierung, Mehrzuteilung und Greenshoe-Option

Im Zusammenhang mit der Platzierung der Angebotenen Aktien der Demag Cranes AG handelt Goldman Sachs International als Stabilisierungsmanager und kann, auch durch verbundene Unternehmen, Maßnahmen ergreifen, die auf die Stützung des Börsen- oder Marktpreises der Aktien der Demag Cranes AG abzielen („Stabilisierungsmaßnahmen"). Es besteht keine Verpflichtung des Stabilisierungsmanagers, Stabilisierungsmaßnahmen zu ergreifen. Daher wird nicht garantiert, dass Stabilisierungsmaßnahmen überhaupt durchgeführt werden. Sofern Stabilisierungsmaßnahmen ergriffen werden, können diese jederzeit ohne vorherige Bekanntgabe beendet werden. Derartige Maßnahmen können ab dem Zeitpunkt der Aufnahme der Börsennotierung der Aktien der Gesellschaft vorgenommen werden und müssen spätestens am 30. Kalendertag nach diesem Zeitpunkt beendet sein („Stabilisierungszeitraum").

Die Stabilisierungsmaßnahmen können zu einem höheren Börsenkurs bzw. Marktpreis der Aktien der Gesellschaft führen, als es ohne diese Maßnahmen der Fall wäre. Darüber hinaus kann sich ein Börsenkurs bzw. Marktpreis auf einem Niveau ergeben, das nicht dauerhaft ist.

Nach Ende des Stabilisierungszeitraums wird gemäß Art. 9 Abs. 3 der Verordnung (EG) 2273/2003 der Kommission vom 22. Dezember 2003 innerhalb einer Woche in der Frankfurter Allgemeine Zeitung bekannt gegeben, (i) ob Stabilisierungsmaßnahmen durchgeführt wurden oder nicht, (ii) zu welchem Termin mit diesen begonnen wurde, (iii) zu welchem Termin die letzte Stabilisierungsmaßnahme durchgeführt wurde sowie (iv) innerhalb welcher Kursspanne die Stabilisierungsmaßnahmen durchgeführt wurden, und zwar für jeden Termin, zu dem eine Stabilisierungsmaßnahme durchgeführt wurde.

In Bezug auf mögliche Stabilisierungsmaßnahmen können neben den bis zu 13.000.000 zu platzierenden Aktien der Demag Cranes AG weitere bis zu insgesamt 15% der angebotenen Anzahl von Aktien der Demag Cranes AG im Rahmen der Zuteilung der zu platzierenden Aktien der Demag Cranes AG an Investoren zugeteilt werden (sog. Mehrzuteilung). Die zur Vornahme der Mehrzuteilung benötigten Aktien der Demag Cranes AG werden Goldman Sachs International als Stabilisierungsmanager im Wege einer so genannten Wertpapierleihe vorübergehend zur Verfügung gestellt.

In diesem Zusammenhang wird die DCC Luxembourg 2 S.à r.l. dem Stabilisierungsmanager (für Rechnung der Konsortialbanken) die Option einräumen, bis dreißig Tage nach der Aufnahme der Börsennotierung der Aktien der Demag Cranes AG bis zu 1.950.000 weitere Aktien der Demag Cranes AG, d.h. 15% der angebotenen Anzahl von Aktien, zum Kaufpreis der Angebotenen Aktien (abzüglich vereinbarter Provisionen) zu erwerben (die „Greenshoe-Option"). Die Greenshoe-Option kann in dem Umfang ausgeübt werden, wie Aktien im Wege der Mehrzuteilung platziert worden sind.

Eventuelle Ausübungen der Mehrzuteilungs- oder der Greenshoe-Option werden im Einklang mit der Verordnung (EG) 2273/2003 der Kommission vom 22. Dezember 2003 unter Angabe des Ausführungs- und Ausübungsdatums sowie der Art und Menge der betroffenen Aktien unverzüglich in der oben für Stabilisierungsmaßnahmen beschriebenen Weise veröffentlicht.

Erlöse und Kosten des Angebots

Den abgebenden Aktionären fließt im Rahmen des Angebots der Nettoerlös aus dem Verkauf der Angebotenen Aktien zu. Der Bruttoemissionserlös für die Aktien hängt von dem am 19. Juni 2006 festzulegenden Kaufpreis der Aktien ab und beträgt bei einem angenommenen Kaufpreis der Aktien in Höhe des Mittelwerts der Preisspanne unter der Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung einer eventuellen Greenshoe-Option abzüglich der Bankenprovisionen sowie der vollständigen Zahlung der ermessensabhängigen Erfolgsvergütung für die Konsortialbanken ca. EUR 411,2 Mio. Die Kosten einschließlich der Provisionen der Konsortialbanken werden voraussichtlich bis zu EUR 33,0 Mio. betragen. Auf die Gesellschaft entfällt hiervon im Zusammenhang mit dem Börsengang ein geschätzter Betrag von ca. EUR 12,9 Mio.

INFORMATIONEN ÜBER DIE ANZUBIETENDEN BZW. ZUM HANDEL ZUZULASSENDEN WERTPAPIERE

Die Gesellschaft wird voraussichtlich am 7. Juni 2006 die Zulassung der 21.172.993 auf den Inhaber lautenden Stammaktien ohne Nennbetrag der Gesellschaft, jeweils mit einem derzeitigen rechnerischen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller Gewinnanteilsberechtigung ab dem 1. Oktober 2005 zum Börsenhandel im amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse beantragen. Der Beschluss der Frankfurter Wertpapierbörse über die Zulassung der Aktien zum Börsenhandel wird voraussichtlich am 16. Juni 2006 gefasst. Die Aufnahme des Börsenhandels ist für den 20. Juni 2006 vorgesehen.

Im Rahmen des Angebots werden bis zu 61,4% der Aktien der Gesellschaft (70,6%, wenn die Greenshoe-Option voll ausgeübt wird) angeboten. Das Grundkapital der Gesellschaft ist vollständig eingezahlt.

Grundkapital

Das Grundkapital der Gesellschaft beträgt EUR 21.172.993, eingeteilt in 21.172.993 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien).

Allgemeine und besondere Angaben über die Aktien

Stimmrecht

Jede Aktie gewährt in der Hauptversammlung der Gesellschaft eine Stimme. Beschränkungen des Stimmrechts bestehen nicht.

Form und Verbriefung

Sämtliche Aktien der Gesellschaft werden als auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) ausgegeben. Die Aktien haben derzeit jeweils einen anteiligen Betrag am Grundkapital der Gesellschaft in Höhe von EUR 1,00. Die Aktien werden in einer oder mehreren Globalurkunden ohne Gewinnanteilscheine verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt werden. Gemäß § 5 Abs. 1 der Satzung der Gesellschaft ist der Anspruch eines Aktionärs auf Verbriefung seines Anteils ausgeschlossen.

Gewinnanteilsberechtigung und Anteil am Liquidationserlös

Die Aktien sind mit voller Gewinnanteilsberechtigung ab dem 1. Oktober 2005, d.h. für das gesamte Geschäftsjahr 2005/2006 und sämtliche folgenden Geschäftsjahre, ausgestattet. An einem etwaigen Liquidationserlös nehmen sie entsprechend ihrem rechnerischen Anteil am Grundkapital teil.

Börsennotierung, WKN, ISIN, Common Code, Börsenkürzel

Die Zulassung der Aktien zum Börsenhandel im amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) der Frankfurter Wertpapierbörse wird voraussichtlich am 7. Juni 2006 beantragt und wird voraussichtlich am 16. Juni 2006 erfolgen. Eine Entscheidung über die Zulassung der Aktien obliegt allein der Frankfurter Wertpapierbörse.

Die Aktien der Gesellschaft werden die Wertpapier-Kenn-Nummer (nachfolgend auch „WKN" genannt) DCAG01 tragen. Der International Securities Identification Code (nachfolgend auch „ISIN" genannt) wird DE 000 DCAG01 0, der Common Code 025582756 und das Börsenkürzel D9C lauten.

Die Notierungsaufnahme ist für den 20. Juni 2006 vorgesehen.

Veräußerungsverbote, Übertragbarkeit

Die Aktien sind frei übertragbar. Rechtliche Einschränkungen ihrer Handelbarkeit bestehen, abgesehen von den Beschränkungen, die unter „*Das Angebot—Marktschutzvereinbarung*" genannt werden, nicht.

Bekanntmachungen, Zahl- und Hinterlegungsstelle

Die Bekanntmachungen der Gesellschaft erfolgen satzungsgemäß im elektronischen Bundesanzeiger. Die Aktien betreffende Mitteilungen werden ebenfalls im elektronischen Bundesanzeiger und in mindestens einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse veröffentlicht. Die börsenrechtlichen Veröffentlichungen erfolgen in einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse sowie, sofern nach der Börsenzulassungs-Verordnung erforderlich, in der Druckversion des Bundesanzeigers. Die Veröffentlichung des Prospekts, eventueller Nachträge zum Prospekt und des gemäß § 10 WpPG zu veröffentlichenden jährlichen Dokuments erfolgt gemäß § 14 Absatz 2 WpPG auf der Internetseite der Gesellschaft (www.demagcranes-ag.com). Gedruckte Exemplare des Prospekts sind bei der Gesellschaft, Ruhrstraße 28, 58300 Wetter, und den Globalen Koordinatoren (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, und Lehman Brothers International (Europe), Zweigniederlassung Frankfurt, Rathenauplatz 1, 60313 Frankfurt am Main) erhältlich.

Zahl- und Hinterlegungsstelle ist die Bayerische Hypo- und Vereinsbank AG, Arabellastraße 12, 81925 München.

DIVIDENDENPOLITIK, ERGEBNISSE UND DIVIDENDE JE AKTIE, GEWINNVERWENDUNG

Die Anteile der Aktionäre am auszuschüttenden Gewinn der Gesellschaft bestimmen sich nach ihren Anteilen am Grundkapital. Bei Ausgabe neuer Aktien kann für diese eine andere Gewinnanteilberechtigung festgesetzt werden.

Die Beschlussfassung über die Ausschüttung von Dividenden für ein Geschäftsjahr auf die Aktien der Gesellschaft obliegt der ordentlichen Hauptversammlung des darauf folgenden Geschäftsjahres, die auf Vorschlag von Vorstand und Aufsichtsrat der Gesellschaft entscheidet. Die Ausschüttung einer Dividende für ein Geschäftsjahr kann nur auf der Grundlage eines im handelsrechtlichen Einzelabschluss der Gesellschaft ausgewiesenen Bilanzgewinnes erfolgen. Bei der Ermittlung des zur Ausschüttung zur Verfügung stehenden Bilanzgewinnes ist das Ergebnis des Geschäftsjahres, der Jahresüberschuss, um Gewinn-/Verlustvorträge des Vorjahres sowie um Entnahmen aus bzw. Einstellungen in Rücklagen zu korrigieren. Bestimmte Rücklagen sind kraft Gesetzes zu bilden.

Stellen Vorstand und Aufsichtsrat den Jahresabschluss fest, so können sie einen Betrag von bis zu 50% des Jahresüberschusses in andere Gewinnrücklagen im Sinne von § 266 Abs. 3 Handelsgesetzbuch einstellen. Bei der Berechnung des in andere Gewinnrücklagen einzustellenden Teils des Jahresüberschusses sind Beträge, die in die gesetzlichen Rücklagen einzustellen sind, und ein Verlustvortrag vorab vom Jahresüberschuss abzuziehen.

Die Angebotenen Aktien der Gesellschaft sind für das Geschäftsjahr, das am 1. Oktober 2005 begonnen hat und für alle nachfolgenden Geschäftsjahre gewinnberechtigt.

Dividenden werden in Übereinstimmung mit den Regeln des Clearing-Systems der Clearstream Banking AG, Frankfurt am Main, ausgezahlt. Einzelheiten über etwaige von der Hauptversammlung beschlossene Dividenden und die von der Gesellschaft jeweils benannten Zahlstellen werden im elektronischen Bundesanzeiger und in mindestens einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse veröffentlicht.

Der Anspruch auf Auszahlung von Dividenden verjährt nach deutschem Recht in der Regel nach drei Jahren. Ist er in einem Dividendenschein verbrieft, so erlischt der Anspruch, wenn der Dividendenschein nicht innerhalb der vierjährigen Vorlegungsfrist vorgelegt wird. Wird dieser vorgelegt, so verjährt der Anspruch in zwei Jahren nach Ablauf der Vorlegungsfrist.

Die nachfolgende Übersicht stellt die (auf zwei Dezimalstellen gerundeten) Ergebnisse der damals noch in der Rechtsform einer Gesellschaft mit beschränkter Haftung bestehenden Gesellschaft sowie des Konzerns, jeweils umgerechnet auf einen Anteil eines Geschäftsanteils mit einem rechnerischem Anteil am Stammkapital der Gesellschaft von EUR 1,00 (auf Basis des Stammkapitals von EUR 21.172.993) für die Geschäftsjahre zum 30. September 2005, 2004 und 2003 dar:

	Geschäftsjahre zum 30. September		
	2005	2004	2003
		(in EUR)	
Ergebnis je Anteil eines Geschäftsanteils mit einem rechnerischem Anteil am Stammkapital der Gesellschaft von EUR 1,00 (DCC HoldCo 3 GmbH nach HGB)	(2,74)	(1,17)	(0,88)
Konsolidiertes Ergebnis je Anteil eines Geschäftsanteils mit einem rechnerischem Anteil am Stammkapital der Gesellschaft von EUR 1,00 nach IFRS (Combined Financial Statements)	0,02	(0,92)	(2,17)
Ausschüttung	—	—	—

Die Gesellschaft plant, in Zukunft eine auch im Branchenvergleich angemessene Dividende auszuschütten. Für das Geschäftsjahr 2005/2006 plant Demag Cranes ca. 50 - 60% seines bereinigten Konzernjahresüberschusses auszuschütten, angepasst um den Nachsteuereffekt von außerordentlichen Aufwendungen und Erträgen, Einmaleffekte, IPO- und Finanzierungskosten, Holdingkosten für das laufende Geschäftsjahr sowie Abschreibungen aus der Erwerbsmethode. Angesichts des bestehenden Verlustvortrags der Gesellschaft in ihrem handelsrechtlichen Einzelabschluss setzt die Ausschüttung einer solchen Dividende allerdings voraus, dass der Kapitalrücklage der Gesellschaft, die im handelsrechtlichen Einzelabschluss zum 30. September 2005 mit EUR 218,9 Mio. ausgewiesen ist, im Rahmen der Aufstellung des handelsrechtlichen

Einzelabschlusses der Gesellschaft zum 30. September 2006 ein Betrag in Höhe des bestehenden Verlustvortrags, eines etwaigen Jahresfehlbetrags für das Geschäftsjahr 2005/2006 und des Betrags der auszuschüttenden Dividende entnommen wird. Im handelsrechtlichen Einzelabschluss zum 30. September 2005 ist für Verlustvortrag und Jahresfehlbetrag des Geschäftsjahres 2004/2005 insgesamt ein Betrag von EUR 103,6 Mio. ausgewiesen. Für das Geschäftsjahr 2006/2007 und die Folgeperioden strebt Demag Cranes an, ca. 35% – 45% seines bereinigten Konzernjahresüberschusses auszuschütten, angepasst um den Nachsteuereffekt von außerordentlichen Aufwendungen und Erträgen, Einmaleffekte sowie Abschreibungen aus der Erwerbsmethode.

Für das Geschäftsjahr 2004/2005 wurde keine Dividende ausgeschüttet.

KAPITALAUSSTATTUNG

	zum 31. März 2006				
	Berichtet (1)	Anpassungen (2)	Anpassungen (3)	Anpassungen (4)	Kapitalausstattung nach Anpassung (12)
			(in EUR Mio.)		
Zahlungsmittel und Zahlungsmitteläquivalente[5]	37,8		3,4	(12,9)	28,3
Kurzfristige finanzielle Forderungen	9,1		(8,6)		0,5
Flüssige Mittel und kurzfristige finanzielle Forderungen	**46,9**		**(5,2)**	**(12,9)**	**28,8**
Kurzfristige Verbindlichkeiten gegenüber Kreditinstituten	5,1				5,1
Kurzfristig fällige, langfristige Darlehen	8,4		(8,4)		0,0
Übrige kurzfristige Finanzverbindlichkeiten	3,6		(2,8)		0,8
Kurzfristige Finanzverbindlichkeiten	**17,1**[6]		**(11,2)**[7]		**5,9**
Kurzfristige Nettofinanzverbindlichkeiten	**(29,7)**		**(6,0)**	**12,9**	**(22,8)**
Langfristige verzinsliche Darlehen	201,2		8,4		209.6
Anleihen	0,0				0,0
Übrige langfristige Finanzverbindlichkeiten	2,6				2,6
Langfristige Finanzverbindlichkeiten	**203,8**[6]		**8,4**[7]		**212,2**
Langfristige Nettofinanzverbindlichkeiten	**174,1**		**2,4**	**12,9**	**189,4**
Gezeichnetes Kapital	1,5	19,7			21,2
Kapitalrücklagen[8]	218,9	87,8			306,7
Unmittelbar im Eigenkapital erfasste Erträge und Aufwendungen	(8,8)				(8,8)
Gewinnrücklage nach Abzug von Minderheitenanteilen[8]	(41,6)	(107,6)	(2,7)[9]	(7,9)[10]	(159,8)
Minderheitenanteile	0,6				0,6
Summe Eigenkapital	**170,6**		**(2,7)**	**(7,9)**	**160,0**
Gesamtkapitalisierung[11]	**391,6**		**(5,5)**	**(7,9)**	**378,2**

(1) Die berichteten flüssigen Mittel, kurzfristigen finanziellen Forderungen und Finanzverbindlichkeiten sowie die Summe des Eigenkapitals zum 31. März 2006 wurden den zusammengefassten Abschlüssen der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH entnommen. Angaben zu den berichteten Einzelpositionen des Eigenkapitals zum 31. März 2006 wurden unter Berücksichtigung des Grundkapitals und der Kapitalrücklagen der DCC HoldCo 3 (drei) GmbH zu diesem Stichtag aus den zusammengefassten Abschlüssen der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH entwickelt.

(2) Anpassungen der berichteten Finanzzahlen zum 31. März 2006 unter Berücksichtigung der im Zusammenhang mit dem Formwechsel in eine Aktiengesellschaft vorgenommenen Kapitalerhöhung und der Einbringung aller Anteile der Gottwald HoldCo 3 (drei) GmbH in die Gesellschaft. Nach dem 31. März 2006 hat die Gesellschaft im Zusammenhang mit dem Formwechsel in eine Aktiengesellschaft im Rahmen einer Kapitalerhöhung aus Gesellschaftsmitteln EUR 10,2 Mio. ihrer Kapitalrücklagen in gezeichnetes Kapital umgewandelt und dadurch ihr gezeichnetes Kapital von EUR 1,5 Mio. auf EUR 11,6 Mio. erhöht und ihre Kapitalrücklagen in gleicher Höhe reduziert. Nach dem Formwechsel hat die Gesellschaft das gezeichnete Kapital um EUR 9,6 Mio. gegen Sacheinlage aller Anteile der Gottwald HoldCo 3 (drei) GmbH in die Gesellschaft erhöht. Aus der Einbringung resultiert ein Aufgeld in Höhe von EUR 98,0 Mio., das in die Kapitalrücklagen eingestellt wurde. Aus den gesellschaftsrechtlichen Vorgängen resultiert insgesamt eine Erhöhung der Kapitalrücklagen um EUR 87,8 Mio.

(3) Anpassungen der berichteten Finanzzahlen zum 31. März 2006 unter Berücksichtigung der vorgesehenen Refinanzierung der Demag Cranes AG. Die Gesellschaft wird im Zusammenhang mit der Notierungsaufnahme der Aktien der Gesellschaft bzw. der Abwicklung des Verkaufs der Angebotenen Aktien einen neuen Kreditvertrag über eine Kreditlinie von EUR 325,0 Mio. abschließen. Die neue Kreditfazilität wird zunächst eine Laufzeit von fünf Jahren

haben. Diese dient zum Einen der Ablösung der von der Demag Finance S.à r.l. und der Demag Mezz S.à r.l. ausgereichten Gesellschafterdarlehen sowie der Rückführung der von Gesellschaften des Demag Cranes-Konzerns unter der bestehenden revolvierenden Kreditfazilität in Anspruch genommenen Kredite (Refinanzierung). Soweit im Rahmen der bestehenden revolvierenden Kreditfazilität Einzelkreditlinien von Banken, die nicht Kreditgeber der neuen Kreditfazilität sind, in Anspruch genommen wurden, werden diese nicht abgelöst, sondern mit Garantien unter der neuen Kreditfazilität besichert. Ferner wird die neue Kreditfazilität voraussichtlich zur Deckung der Kosten des Börsengangs der Gesellschaft und der Kosten der hier beschriebenen Refinanzierung dienen. Im Übrigen soll die neue Kreditfazilität zur Finanzierung des Umlaufvermögens des Demag Cranes-Konzerns sowie für sonstige Unternehmenszwecke, zum Beispiel für eine Bereitstellung von Garantien oder als Liquiditätsreserve zur Verfügung stehen (siehe „*Wesentliche Verträge—Sonstige wesentliche Vertragsverhältnisse—Zukünftige Finanzierung*"). Den Zahlen liegt ferner die Annahme zugrunde, dass für den Abschluss der neuen Kreditfazilität Refinanzierungskosten in Höhe von rund EUR 2,4 Mio. (diese Kosten werden kapitalisiert) sowie Kosten im Zusammenhang mit der Ablösung der alten Kreditfazilität in Höhe von ca. EUR 4,0 Mio. entstehen. Im Zusammenhang mit dem Börsengang ist zudem vorgesehen, dass die Unternehmen der Demag Cranes AG aus einem Cash-Pool mit anderen Gesellschaften der Demag Holding S.à r.l. ausscheiden. Hierdurch ergibt sich ein positiver Effekt auf die Zahlungsmittel und Zahlungsmitteläquivalente von EUR 5,8 Mio. (Nettoeffekt aus einer Reduzierung der kurzfristigen finanziellen Forderungen um EUR 8,6 Mio. und der übrigen kurzfristigen Finanzverbindlichkeiten um EUR 2,8 Mio.). Insgesamt ergibt sich eine Erhöhung der Zahlungsmittel und Zahlungsmitteläquivalente um EUR 3,4 Mio. (EUR 5,8 Mio. durch die Ausscheidung aus dem Cash-Pool abzüglich der Refinanzierungskosten von EUR 2,4 Mio.).

(4) Anpassungen der berichteten Finanzzahlen zum 31. März 2006 unter Berücksichtigung der mit dem Börsengang verbundenen Aufwendungen. Den Zahlen liegt einer Schätzung der mit dem Angebot verbundenen Kosten in Höhe von ca. EUR 12,0 Mio. sowie die Annahme zugrunde, dass im Rahmen der bevorrechtigten Zuteilung alle Mitarbeiter die ihnen angebotenen Aktien in vollem Umfang erwerben (Kosten für die Gesellschaft in Höhe von maximal EUR 0,9 Mio.).

(5) Die Zahlungsmittel und Zahlungsmitteläquivalente der Gesellschaft zum 31. März 2006 bestehen fast ausschließlich aus Barbeständen und Sichtguthaben bei Kreditinstituten; weitere äquivalente Finanzinvestitionen und kurzfristige Finanzanlagen lagen zum 31. März 2006 nur in einem sehr geringen Umfang vor.

(6) Die DCC HoldCo 3 (drei) GmbH (die heutige Demag Cranes AG), die DCC HoldCo 5 (fünf) GmbH, die Gottwald Port Technology GmbH sowie weitere operative Gesellschaften des Demag Cranes-Konzerns haben unter einem Senior-Kreditvertrag vom 23. Dezember 2004 zwischen unter anderem der Demag Finance S.à r.l., Luxemburg, als Kreditnehmerin und Kreditinstituten als Kreditgebern eine Garantie sowie dingliche Sicherheiten für die Erfüllung der Zahlungsverpflichtungen der Kreditnehmer abgegeben. Eine solche Garantie sowie dingliche Sicherheiten haben die genannten Gesellschaften des Demag Cranes-Konzerns ebenfalls für Zahlungsverpflichtungen aus einer Mezzanin-Kreditfazilität vom 23. Dezember 2004 abgegeben. Die dinglichen Sicherheiten umfassen unter anderem Anteilsverpfändungen, Kontoverpfändungen, Globalzessionen, Grundpfandrechte sowie die Verpfändung von Rückzahlungsansprüchen aus Darlehen an verbundene Unternehmen. Die zu Lasten der Gesellschaften des Demag Cranes-Konzerns ausstehenden Beträge aus dem Senior-Kreditvertrag und der Mezzanin-Kreditfazilität werden durch die zukünftige Finanzierung zum Zeitpunkt des IPO ersetzt bzw. rückgedeckt. Siehe auch „*Wesentliche Verträge—Sonstige wesentliche Vertragsverhältnisse—Bestehende Finanzierung*". Von den gesamten Finanzverbindlichkeiten zum 31. März 2006 in Höhe von EUR 220,9 Mio. entfallen EUR 209,6 Mio. auf den Senior-Kreditvertrag und die Mezzanin-Kreditfazilität, die beide sowohl garantiert als auch dinglich besichert sind. Daneben bestehen weitere Finanzverbindlichkeiten in Höhe von EUR 2,3 Mio., die ebenfalls sowohl garantiert als auch dinglich besichert sind; insgesamt sind somit EUR 211,9 Mio. sowohl garantiert als auch dinglich besichert. Daneben bestehen Wechselverbindlichkeiten in Höhe von EUR 2,8 Mio., die durch Wechsel persönlich besichert sind. Leasingverbindlichkeiten bestehen in Höhe von EUR 1,6 Mio. Weitere EUR 4,6 Mio. sind unbesichert.

(7) Forderungen der Kreditgeber unter der vorgesehenen zukünftigen Finanzierung sollen durch eine Garantie von Demag Cranes AG sowie weiterer Konzerngesellschaften besichert werden (siehe „*Wesentliche Verträge—Sonstige wesentliche Vertragsverhältnisse—Zukünftige Finanzierung*"). Von den weiteren kurz- und langfristigen Finanzverbindlichkeiten von EUR 8,5 Mio. sind EUR 2,3 Mio. sowohl garantiert als auch dinglich besichert. Daneben bestehen Wechselverbindlichkeiten in Höhe von EUR 2,8 Mio., die durch Wechsel persönlich besichert sind. Leasingverbindlichkeiten bestehen in Höhe von EUR 1,6 Mio. Weitere EUR 1,8 Mio. sind unbesichert.

(8) Differenzen zur sachgerechten Darstellung der Kapitalrücklage der DCC HoldCo (drei) GmbH in „Gewinnrücklage nach Abzug von Minderheitenanteilen" erfasst.

(9) Die Position Gewinnrücklage reduziert sich um Kosten im Zusammenhang mit der Ablösung der alten Kreditfazilität in Höhe von ca. EUR 2,7 Mio. (EUR 4,0 Mio. vor Steuern).

(10) Die Position Gewinnrücklage reduziert sich um mit dem Angebot verbundene Kosten in Höhe von ca. EUR 7,3 Mio. (EUR 12,0 Mio. vor Steuern) und Kosten für die Gesellschaft im Zusammenhang mit der bevorrechtigten Zuteilung in Höhe von maximal EUR 0,6 Mio. (EUR 0,9 Mio. vor Steuern).

(11) Summe aus kurzfristigen Finanzverbindlichkeiten, langfristigen Finanzverbindlichkeiten und Eigenkapital.

(12) Zur einfacheren Handhabung wurden Finanzbeträge in den Spalten (1) – (4) gerundet. Die angepassten Werte in der rechten Spalte basieren auf der Addition der gerundeten Finanzbeträge.

Zum 31. März 2006 bestanden Eventualverbindlichkeiten von insgesamt EUR 87,7 Mio., hauptsächlich aus Kreditgarantien in Bezug auf Finanzierungsvereinbarungen von Demag Cranes sowie anderen Garantien und Gewährleistungen, darunter Rückkaufverpflichtungen gegenüber Kunden bestimmter Produkte des Geschäftsbereichs Hafentechnologie (siehe auch „*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Haftungsverhältnisse und andere Eventualverbindlichkeiten*").

HINWEISE ZUR DARSTELLUNG DER HISTORISCHEN FINANZDATEN

Die in diesem Prospekt enthaltenen Finanzdaten von Demag Cranes für die Geschäftsjahre zum 30. September 2005, 2004 und 2003 sowie für die Sechsmonatszeiträume zum 31. März 2006 und zum 31. März 2005 wurden den zusammengefassten Abschlüssen der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH (in diesem Prospekt auch als „Combined Financial Statements" von Demag Cranes bezeichnet) entnommen, die im Finanzteil dieses Prospekts abgedruckt sind.

Die Combined Financial Statements von Demag Cranes zum 30. September 2005, 2004 und 2003 und der Halbjahresabschluss von Demag Cranes zum 31. März 2006 wurden nach den internationalen Rechnungslegungsgrundsätzen („IFRS") erstellt. Die Combined Financial Statements von Demag Cranes wurden auf Grundlage der Konzernabschlüsse der DCC HoldCo 3 (drei) GmbH sowie der Konzernabschlüsse der Gottwald HoldCo 3 (drei) GmbH erstellt. Sie spiegeln die Vermögens-, Finanz- und Ertragslage der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH wider und zwar so, als sei der Unternehmenszusammenschluss bereits am 1. Oktober 2002 erfolgt. Wären die Geschäftsbetriebe der beiden Gesellschaften in den gesamten dargestellten Perioden vollständig integriert gewesen, hätten sich unter Umständen eine abweichende Vermögens-, Finanz- und Ertragslage sowie abweichende Cashflows für den zusammengefassten Demag Cranes-Konzern ergeben. Dementsprechend nehmen die Combined Financial Statements weder für sich in Anspruch, eine Darstellung der tatsächlichen Vermögens-, Finanz- und Ertragslage und der Cashflows bei Zusammenfassung der Geschäftsbetriebe der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH am 1. Oktober 2002 zu sein, noch die Vermögens-, Finanz- und Ertragslage und Cashflows für künftige Perioden oder einen künftigen Stichtag zu extrapolieren. Siehe Anhangsangabe 1 der Combined Financial Statements von Demag Cranes für das Geschäftsjahr zum 30. September 2005, die im Finanzteil dieses Prospekts abgedruckt sind.

Am 24. September 2002 erwarben Private-Equity-Investmentfonds, die durch Kohlberg Kravis Roberts & Co. L.P. („KKR") beraten werden, das Industriekran- und Services-Geschäft der DCC HoldCo 3 (drei) GmbH sowie das Hafentechnologiegeschäft der Gottwald HoldCo 3 (drei) GmbH als Teil von sieben Unternehmensbereichen von der Siemens AG (der „Erwerb"). Der Erwerb wurde unter Anwendung der Erwerbsmethode nach den Grundsätzen der IFRS bilanziert. Die Anwendung der Erwerbsmethode nach IFRS hatte einen wesentlichen Einfluss auf die Combined Financial Statements von Demag Cranes. Unter anderem hat die Anwendung der Erwerbsmethode die Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen („Herstellungskosten") im Geschäftsjahr 2002/2003 wesentlich erhöht und in den Geschäftsjahren nach dem Erwerb zu höheren Abschreibungen des Anlagevermögens geführt (siehe auch „*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Der Erwerb*"). Die Anwendung der Erwerbsmethode hat sich jedoch nur auf Ebene des Konzerns in den Combined Financial Statements ausgewirkt. Demag Cranes ist in drei Geschäftsbereiche (in den Combined Financial Statements als „Segmente" bezeichnet) gegliedert: Industriekrane, Hafentechnologie und Services. In den Ergebnissen der Geschäftsbereiche, die in den Combined Financial Statements von Demag Cranes dargestellt sind, sind die Auswirkungen der Anwendung der Erwerbsmethode nicht enthalten.

Neben den Effekten aus der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb reflektieren die Combined Financial Statements auch Restrukturierungs- und Beratungskosten, die primär mit Restrukturierungsmaßnahmen im Zusammenhang stehen, Abfindungs- und Freisetzungskosten, Gewinne (Verluste) aus Desinvestitionen sowie gewisse sonstige Aufwendungen und Erträge, welche das Management für normalerweise nicht wiederkehrend oder nicht mit dem normalen Geschäftsverlauf in Verbindung stehend betrachtet, auch wenn einige dieser Posten in mehr als einer Geschäftsperiode zu Aufwand oder Ertrag geführt haben. Bei der Bewertung der operativen Ertragslage der einzelnen Geschäftsbereiche werden diese Aufwendungen und Erträge nicht vom Management berücksichtigt. Die Ergebnisse der Geschäftsbereiche, die in den Combined Financial Statements von Demag Cranes dargestellt sind, schließen diese Effekte, welche das Management als „Einmaleffekte" bezeichnet, ebenfalls aus. Siehe Anhangsangabe 4 der Combined Financial Statements von Demag Cranes für das Geschäftsjahr 2004/2005, welche im Finanzteil dieses Prospekts abgedruckt sind.

Auf Konzernebene weist das Management das bereinigte Bruttoergebnis, das bereinigte EBIT und das bereinigte EBITDA aus, um die Auswirkungen der Anwendung der Erwerbsmethode und

die oben beschriebenen Einmaleffekte sowie gewisse Belastungen durch die Muttergesellschaft zu eliminieren, da das Management der Ansicht ist, dass diese bereinigten Kennzahlen eine aussagefähigere Grundlage darstellen, um die Vermögens-, Finanz- und Ertragslage des Konzerns in den untersuchten Zeiträumen zu bewerten. Diese Kennzahlen stellen keine nach IFRS oder den allgemein anerkannten Rechnungslegungsgrundsätzen der Vereinigten Staaten („US GAAP") definierten Kennzahlen dar. Die hier verwendeten Definitionen des bereinigten EBIT und des bereinigten EBITDA unterscheiden sich unter Umständen von ähnlichen Kennzahlen, die von anderen Gesellschaften ausgewiesen werden. Sie lassen sich daher nicht direkt mit solchen Kennzahlen vergleichen.

Zwischen Abschlüssen gemäß IFRS und US GAAP bestehen bestimmte Unterschiede (siehe auch „*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Zusammenfassung bestimmter Unterschiede zwischen IFRS und US-GAAP*").

Negative Zahlen werden im Finanzteil dieses Prospekts mit Minuszeichen, im Übrigen auch unter Verwendung von Klammern dargestellt.

AUSGEWÄHLTE ZUSAMMENGEFASSTE FINANZANGABEN UND GESCHÄFTSINFORMATIONEN

Die vorliegenden ausgewählten zusammengefassten Finanzdaten sollten in Zusammenhang mit den Abschnitten „*Kapitalausstattung*" und „*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage*" sowie den geprüften und nicht geprüften Combined Financial Statements und den entsprechenden Erläuterungen in den jeweiligen Anhängen gelesen werden, die sich in diesem Prospekt befinden.

	Geschäftsjahre zum 30. September			Sechsmonats-zeiträume zum 31. März	
	2003	2004	2005	2005	2006
	(geprüft)			(nicht geprüft)	
	(in EUR Mio.)				
Ausgewählte Posten der Gewinn- und Verlustrechnung:					
Umsatzerlöse	844,0	810,1	881,6	392,1	465,2
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(695,9)	(621,7)	(654,0)	(290,4)	(342,4)
Bruttoergebnis vom Umsatz	**148,1**	**188,4**	**227,6**	**101,6**	**122,8**
Forschungs- und Entwicklungskosten	(35,7)	(20,2)	(17,1)	(8,4)	(7,9)
Vertriebs- und allgemeine Verwaltungskosten	(174,1)	(168,1)	(190,5)	(91,1)	(95,9)
Sonstige betriebliche Erträge (Aufwendungen), netto	5,8	6,2	15,6	3,3	0,0
Erträge aus der Beteiligung an assoziierten Unternehmen	0,7	0,8	0,7	0,3	0,4
Jahresergebnis vor Zinsergebnis und Ertragsteuern (EBIT)	**(55,2)**	**7,1**	**36,1**	**5,8**	**19,4**
Zinsen und ähnliche Erträge (Aufwendungen), netto	(12,3)	(37,2)	(33,6)	(18,9)	(8,4)
Jahresergebnis vor Ertragsteuern (EBT)	**(67,5)**	**(30,0)**	**2,5**	**(13,1)**	**11,0**
Ertragsteuerertrag (-aufwand)	21,7	10,6	(2,0)	5,4	(2,3)
Jahresüberschuss (-fehlbetrag) nach Steuern	**(45,9)**	**(19,5)**	**0,5**	**(7,8)**	**8,6**
Ausgewählte Bilanzposten (zum Ende der Periode):					
Zahlungsmittel und Zahlungsmitteläquivalente	45,5	35,5	43,2	k.A.	37,8
Immaterielle Vermögenswerte[1]	187,7	178,5	179,8	k.A.	181,6
Sachanlagen	180,5	159,7	123,2	k.A.	122,1
Nettoumlaufvermögen[2]	224,4	196,1	202,3	k.A.	217,8
Bilanzsumme	903,9	826,7	867,7	k.A.	838,1
Nettofinanzverbindlichkeiten[3]	360,5	286,9	178,3	k.A.	174,1
Auf Anteilseigner der Muttergesellschaften entfallendes Eigenkapital	1,9	65,1	160,5	k.A.	170,0
Pensionspläne und ähnliche Verpflichtungen	124,9	122,2	139,4	k.A.	140,9
Ausgewählte Posten aus der Kapitalflussrechnung:					
Cashflow aus betrieblicher Tätigkeit	62,6	4,9	19,8	(45,5)	5,3
Cashflow aus Investitionstätigkeit	(19,7)	(6,3)	(10,0)	(1,9)	(1,6)
Cashflow aus Finanzierungstätigkeit	(83,3)	(8,9)	(3,6)	37,6	(10,2)
Auswirkung von Kursschwankungen auf den freien Cashflow	3,9	0,7	(0,8)	—	1,1
Zunahme (Abnahme) der Zahlungsmittel und Zahlungsmitteläquivalente	**(36,5)**	**(9,6)**	**5,5**	**(9,8)**	**(5,4)**
Ausgewählte Posten zur Eigenkapitalveränderungsrechnung:					
(Brutto-) Eigenkapital, gesamt, zum Jahresanfang	54,7	1,9	65,1	k.A.	160,6
Ergebnis nach Steuern	(45,9)	(19,5)	0,5	k.A.	8,6
Sonstige Veränderungen	(7,0)	82,7	95,0	k.A.	1,4
(Brutto-) Eigenkapital, gesamt, zum Stichtag	**1,9**	**65,1**	**160,6**	**k.A.**	**170,6**

	Geschäftsjahre zum 30. September			Sechsmonatszeiträume zum 31. März	
	2003	2004	2005	2005	2006
			(in EUR Mio.)		
Sonstige Finanzdaten:					
Bereinigtes Bruttoergebnis(4)(7)	233,4	205,8	242,1	108,1	129,3
Bereinigtes EBIT(5)(7)	52,2	34,1	64,0	18,8	30,9
Bereinigtes EBITDA(6)(7)	76,2	55,9	84,9	28,9	40,8
Investitionen	(25,3)	(22,2)	(22,6)	(7,6)	(13,4)
Freier Cashflow vor Finanzierung(8)	42,9	(1,4)	9,8	(47,3)	3,7
Freier Cashflow vor Finanzierung, Zirs- und Steuerzahlungen(8)	59,7	20,4	39,9	(32,5)	13,7

(1) Einschließlich Geschäfts- und Firmenwert. Zum 30. September 2003 betrug der Geschäfts- und Firmenwert EUR 119,1 Mio., verglichen mit EUR 118,6 Mio. zum 30. September 2004 und EUR 119,7 Mio. zum 30. September 2005. Am 31. März 2006 belief sich der Geschäfts- und Firmenwert auf EUR 120,2 Mio.

(2) Das Nettoumlaufvermögen beinhaltet Vorräte und sämtliche Forderungen aus Lieferungen und Leistungen *minus* Verbindlichkeiten aus Lieferungen und Leistungen und (erhaltene/geleistete) Anzahlungen.

(3) Die Nettofinanzverbindlichkeiten beinhalten verzinsliche Darlehen, Gesellschafterdarlehen und übrige Finanzverbindlichkeiten *minus* Zahlungsmittel und Zahlungsmitteläquivalente sowie kurzfristige finanzielle Forderungen.

(4) Das bereinigte Bruttoergebnis ergibt sich aus dem Bruttoergebnis, bereinigt um folgende Positionen:

	Geschäftsjahre zum 30. September			Sechsmonatszeiträume zum 31. März	
	2003	2004	2005	2005	2006
		(geprüft)		(nicht geprüft)	
			(in EUR Mio.)		
Bruttoergebnis	148,1	188,4	227,6	101,6	122,8
PPA Vorräte(a)	59,6	(0,5)	—	—	—
PPA Abschreibungen(b)	21,1	16,4	11,8	5,9	5,5
Anpassungen für Einmaleffekte(c)	4,6	1,5	2,8	0,6	1,0
Bereinigtes Bruttoergebnis	**233,4**	**205,8**	**242,1**	**108,1**	**129,3**

(a) Folgeeffekte aus der Bilanzierung von Vorräten zum Zeitwert („Purchase Price Allocation" oder „PPA") auf die Herstellungskosten. Demag Cranes erhöhte bei der Anwendung der Erwerbsmethode den Wert der Vorräte, um den Verkehrswert widerzuspiegeln, was die Herstellungskosten im Geschäftsjahr 2002/2003 wesentlich erhöhte.

(b) Folgeeffekte aus der Bilanzierung von Anlagevermögen zum Zeitwert, was in den folgenden Zeiträumen zu höheren Abschreibungen führte.

(c) Für Informationen zu den Einmaleffekten, siehe Anmerkung (c) zu Fußnote (5).

(5) Das bereinigte EBIT ergibt sich aus EBIT, bereinigt um die folgenden Positionen:

	Geschäftsjahre zum 30. September			Sechsmonatszeiträume zum 31. März	
	2003	2004	2005	2005	2006
		(geprüft)		(nicht geprüft)	
			(in EUR Mio.)		
EBIT	(55,2)	7,1	36,1	5,8	19,4
PPA Vorräte(a)	59,6	(0,5)	—	—	—
PPA Abschreibungen(b)	31,8	16,4	11,8	5,9	5,6
EBIT vor PPA	36,1	23,0	47,9	11,7	25,0
Anpassungen für Einmaleffekte(c)	14,4	9,4	14,6	6,4	5,1
Anpassungen für Holdingkosten(d)	1,7	1,7	1,5	0,8	0,8
Bereinigtes EBIT	**52,2**	**34,1**	**64,0**	**18,8**	**30,9**

(a) Folgeeffekte aus der Bilanzierung von Vorräten zum Zeitwert („Purchase Price Allocation" oder „PPA") auf die Herstellungskosten. Demag Cranes erhöhte bei der Anwendung der Erwerbsmethode den Wert der Vorräte, um den Verkehrswert widerzuspiegeln, was die Herstellungskosten im Geschäftsjahr 2002/2003 wesentlich erhöhte.

(b) Folgeeffekte aus der Bilanzierung von Anlagevermögen zum Zeitwert, was in den folgenden Zeiträumen zu höheren Abschreibungen führte.

(c) Die folgende Tabelle stellt diese Einmaleffekte dar:

	Geschäftsjahre zum 30. September			Sechsmonats-zeiträume zum 31. März	
	2003	2004	2005	2005	2006
		(geprüft)		(nicht geprüft)	
			(in EUR Mio.)		
Restrukturierungs- und Beratungskosten[aa]	3,5	6,9	13,8	5,4	2,0
Abfindungs- und Freisetzungskosten	4,6	6,1	12,3	4,8	3,5
Gewinne (Verluste) aus Desinvestitionen	0,0	(4,1)	(2,7)	0,7	(0,4)
Sonstige Erträge und Aufwendungen[bb]	6,3	0,4	(8,8)	(4,6)	—
Einmaleffekte	**14,4**	**9,4**	**14,6**	**6,4**	**5,1**

(aa) Die in der Kapitalflussrechnung von Demag Cranes enthaltenen Restrukturierungszahlungen aus Rückstellungen sind nicht in diesem Posten erfasst.

(bb) Enthält Aufwendungen, die im Zusammenhang mit der Ablösung von der Siemens-Gruppe entstanden sind, Erträge aus der Auflösung einer Rückstellung als Teil einer Restrukturierungsmaßnahme, Erträge aus der Zuschreibung einer zuvor vorgenommenen Wertberichtigung auf Markenzeichen und Patente, Erträge aus der Auflösung von Rückstellungen für Altersteilzeitverpflichtungen und gewisse andere Posten.

Diese Bereinigungen beinhalten Restrukturierungs- und Beratungskosten, die primär mit Restrukturierungsmaßnahmen im Zusammenhang stehen, Abfindungs- und Freisetzungskosten, Gewinne (Verluste) aus Desinvestitionen sowie gewisse sonstige Effekte oder Aufwendungen, die nach Einschätzung des Managements normalerweise nicht wiederkehrend sind bzw. nicht im Rahmen der normalen operativen Geschäftstätigkeit auftreten. Bei der operativen Leistungsbewertung des finanziellen Beitrags der einzelnen Geschäftsbereiche werden diese Effekte nicht vom Management berücksichtigt. Die für „Einmaleffekte" vorgenommenen Bereinigungen sind nicht nach den IFRS Rechnungslegungsgrundsätze definiert. Darüber hinaus können der Gesellschaft auch in Zukunft Kosten und Aufwendungen entstehen, die denjenigen Aufwendungen ähnlich sind, die als Teil der Bereinigungen in der oben gezeigten Tabelle aufgeführt wurden, wie zum Beispiel Aufwendungen für externe Beratungskosten.

(d) Beinhaltet Aufwendungen für bestimmte Dienstleistungen, wie etwa strategische Beratungs- und Finanzdienstleistungen, die von Muttergesellschaften der Demag Cranes AG erbracht werden. Demag Cranes geht davon aus, dass solche Aufwendungen nach dem Börsengang nicht mehr anfallen werden.

(6) Das bereinigte EBITDA ermittelt sich aus dem bereinigten EBIT, wie oben beschrieben, durch Abzug der Abschreibungen gemäß der nachstehenden Tabelle:

	Geschäftsjahre zum 30. September			Sechsmonats-zeiträume zum 31. März	
	2003	2004	2005	2005	2006
		(geprüft)		(nicht geprüft)	
			(in EUR Mio.)		
Bereinigtes EBIT	52,2	34,1	64,0	18,8	30,9
Abschreibungen[a]	24,0	21,7	21,0	10,0	9,9
Bereinigtes EBITDA	**76,2**	**55,9**	**84,9**	**28,9**	**40,8**

(a) Beinhaltet Abschreibungen mit Ausnahme von PPA Abschreibungen.

(7) Demag Cranes ist der Meinung, dass das bereinigte Bruttoergebnis, das bereinigte EBIT und das bereinigte EBITDA wichtige Kennzahlen zur Bewertung der Rentabilität darstellen, da sie unter anderem Bereinigungen zur Eliminierung von Effekten aus der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb sowie für bestimmte andere Einmaleffekte beinhalten. Fußnoten (4), (5) und (6) enthalten diesbezüglich weitere Informationen. Das Management verwendet diese Kennzahlen, da es der Auffassung ist, dass diese Kennzahlen eine aussagefähigere Grundlage für einen Vergleich der operativen Leistungsbewertung der Gesellschaft von Jahr zu Jahr bieten. Das bereinigte Bruttoergebnis, das bereinigte EBIT und das bereinigte EBITDA stellen keine Kennzahlen nach IFRS oder US-GAAP Rechnungslegungsgrundsätze, wie etwa der Jahresüberschuss (-fehlbetrag), dar. Die hier verwendeten Definitionen des bereinigten Bruttoergebnisses, des bereinigten EBIT und des bereinigten EBITDA unterscheiden sich unter Umständen von ähnlichen Kennzahlen, die von anderen Gesellschaften ausgewiesen werden. Sie lassen sich daher nicht direkt mit solchen Kennzahlen vergleichen.

(8) Für Cashflow-Zwecke steuert der Konzern den Cashflow nicht nach Segmenten, sondern verwendet Maßstäbe, die nach IFRS oder US GAAP nicht fest definiert sind. Dazu gehören der freie Cashflow vor Finanzierung und der freie Cashflow vor Finanzierung, Zins- und Steuerzahlungen. Der freie Cashflow vor Finanzierung wird vom Konzern verwendet, da dieser entweder zur Ausschüttung an die Investoren oder zur Deckung eines sonstigen Finanzmittelbedarfs zur Verfügung steht.

Information über die Geschäftsbereiche

Demag Cranes Geschäft ist in drei Geschäftsbereiche gegliedert: Industriekrane, Hafentechnologie und Services. Die nachstehenden Tabellen zeigen externe Umsatzerlöse, Bruttoergebnis vom Umsatz sowie EBIT für jeden der Geschäftsbereiche für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003 sowie die Sechsmonatszeiträume zum 31. März 2006 und zum 31. März 2005, zusammen mit dem Anteil des entsprechenden Geschäftsbereichs an den Umsatzerlösen des Konzerns. Auf Konzernebene weist das Management das bereinigte Bruttoergebnis, das bereinigte EBIT und das bereinigte EBITDA aus, um die Auswirkungen der Anwendung der Erwerbsmethode und die oben beschriebenen Einmaleffekte (sowie gewisse Belastungen durch die Muttergesellschaft) zu eliminieren. Neben den Effekten aus der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb reflektieren die Combined Financial Statements auch Restrukturierungs- und Beratungskosten, die mit Restrukturierungsmaßnahmen im Zusammenhang stehen, Abfindungs- und Freisetzungskosten, Gewinne (Verluste) aus Desinvestitionen sowie gewisse sonstige Aufwendungen und Erträge, welche das Management für normalerweise nicht regelmäßig oder nicht mit dem normalen Geschäftsverlauf in Verbindung stehend betrachtet, auch wenn einige dieser Posten der Art nach in mehr als einer Geschäftsperiode zu Aufwand geführt haben.

	Geschäftsjahre zum 30. September					
	2003	%	2004	%	2005	%
	(geprüft) (in EUR Mio., außer Prozentsätze)					
Umsatzerlöse nach Geschäftsbereich						
Industriekrane	439,7		393,6		409,9	
Hafentechnologie[1]	183,4		194,9		237,1	
Services	220,8		221,6		234,6	
Umsatzerlöse gesamt	**844,0**		**810,1**		**881,6**	
Bruttoergebnis vom Umsatz	148,1	17,5	188,4	23,3	227,6	25,8
Industriekrane	111,5	25,4	87,4	22,2	103,4	25,2
Hafentechnologie	43,7	23,8	43,6	22,4	52,0	21,9
Services	78,2	35,4	74,8	33,8	86,7	37,0
Bereinigtes Bruttoergebnis vom Umsatz	**233,4**	**27,7**	**205,8**	**25,4**	**242,1**	**27,5**
EBIT	(55,2)	(6,5)	7,1	0,9	36,1	4,1
Industriekrane	(1,7)	(0,4)	(15,9)	(4,0)	1,3	0,3
Hafentechnologie	9,6	5,2	15,5	8,0	20,4	8,6
Services	44,3	20,1	34,4	15,6	42,3	18,0
Bereinigtes EBIT	**52,2**	**6,2**	**34,1**	**4,2**	**64,0**	**7,3**

	Sechsmonatszeiträume zum 31. März			
	2005	%	2006	%
	(nicht geprüft) (in EUR Mio., außer Prozentsätze)			
Umsatzerlöse nach Geschäftsbereich		100,0		100,0
Industriekrane	196,9		226,4	
Hafentechnologie[1]	84,6		110,7	
Services	110,5		128,0	
Bruttoergebnis vom Umsatz	**101,6**	**25,9**	**122,8**	**26,4**
Industriekrane	49,7	25,2	58,2	25,7
Hafentechnologie	17,3	20,4	23,8	21,5
Services	41,1	37,2	47,4	37,0
Bereinigtes Bruttoergebnis vom Umsatz	**108,1**	**27,6**	**129,3**	**27,8**
EBIT	**5,8**	**1,5**	**19,4**	**4,2**
Industriekrane	(4,3)	(2,2)	2,4	1,1
Hafentechnologie	3,6	4,3	7,0	6,3
Services	19,6	17,7	21,5	16,8
Bereinigtes EBIT	**18,8**	**4,8**	**30,9**	**6,6**

(1) Beinhaltet Umsatzerlöse des Geschäftsbereichs Hafentechnologie, die aus dem Verkauf von Produkten an den Geschäftsbereich Industriekrane zur Weiterveräußerung an den Endkunden resultieren. Diese konzerninternen Umsatzerlöse zwischen den Geschäftsbereichen betrugen im Geschäftsjahr 2004/2005 EUR 15,7 Mio., im Geschäftsjahr 2003/2004 EUR 5,6 Mio. und im Geschäftsjahr 2002/2003 EUR 6,1 Mio. Im Sechsmonatszeitraum zum 31. März 2006 beliefen sich diese konzerninternen Umsatzerlöse auf EUR 10,7 Mio. und EUR 6,5 Mio. im gleichen Zeitraum des Geschäftsjahres 2004/2005. Die Eliminierung erfolgt auf Ebene des Geschäftsbereichs Industriekrane.

Die folgende Tabelle erläutert die Umsatzerlöse von Demag Cranes nach geographischen Märkten:

	Geschäftsjahre zum 30. September					
	2003	%	2004	%	2005	%
	(geprüft) (in EUR Mio., außer Prozentsätze)					
Umsatzerlöse	**844,0**	**100,0**	**810,1**	**100,0**	**881,6**	**100,0**
Deutschland	192,2	22,8	181,2	22,4	181,8	20,6
Europa (ohne Deutschland)	338,9	40,2	305,7	37,7	367,7	41,7
Nord- und Südamerika	148,5	17,6	132,3	16,3	155,3	17,6
Sonstige Regionen	164,5	19,5	190,9	23,6	176,8	20,1

DARSTELLUNG UND ANALYSE DER VERMÖGENS-, FINANZ- UND ERTRAGSLAGE

Die folgende Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage der Demag Cranes AG ist in Verbindung mit dem Abschnitt „*Ausgewählte zusammengefasste Finanzangaben und Geschäftsinformationen*" sowie mit den zusammengefassten Abschlüssen der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH („Combined Financial Statements" von Demag Cranes) sowie den dazu gehörigen Anhängen zu lesen.

Die Combined Financial Statements von Demag Cranes zum 30. September 2005, 2004 und 2003 und der Halbjahresabschluss von Demag Cranes zum 31. März 2006 wurden nach den internationalen Rechnungslegungsgrundsätzen („IFRS") erstellt. Die Combined Financial Statements von Demag Cranes wurden auf Grundlage der Konzernabschlüsse der DCC HoldCo 3 (drei) GmbH sowie der Konzernabschlüsse der Gottwald HoldCo 3 (drei) GmbH erstellt. Sie spiegeln die Vermögens-, Finanz- und Ertragslage der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH wider und zwar so, als sei der Unternehmenszusammenschluss bereits am 1. Oktober 2002 erfolgt. Wären die Geschäftsbetriebe der beiden Gesellschaften in den gesamten dargestellten Perioden vollständig integriert gewesen, hätten sich unter Umständen eine abweichende Vermögens-, Finanz- und Ertragslage sowie abweichende Cashflows für den zusammengefassten Demag Cranes-Konzern ergeben. Dementsprechend nehmen die Combined Financial Statements weder für sich in Anspruch, eine Darstellung der tatsächlichen Vermögens-, Finanz- und Ertragslage und der Cashflows bei Zusammenfassung der Geschäftsbetriebe der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH am 1. Oktober 2002 zu sein, noch die Vermögens-, Finanz- und Ertragslage und Cashflows für künftige Perioden oder einen künftigen Stichtag zu extrapolieren. Siehe Anhangsangabe 1 der Combined Financial Statements von Demag Cranes für das Geschäftsjahr zum 30. September 2005, die im Finanzteil dieses Prospekts abgedruckt sind.

Die Konzernabschlüsse der DCC HoldCo 3 (drei) GmbH, der Vorgängergesellschaft von Demag Cranes, für die Geschäftsjahre zum 30. September 2005, 2004 und 2003 wurden nach IFRS erstellt und wurden in diesen Prospekt aufgenommen, um den Anforderungen des deutschen Wertpapierprospektgesetzes zu entsprechen. Die Konzernabschlüsse der Gottwald HoldCo 3 (drei) GmbH für die Geschäftsjahre zum 30. September 2005, 2004 und 2003 wurden nach IFRS erstellt und wurden zum Zwecke einer ausgewogenen Darstellung ebenfalls in den Prospekt aufgenommen.

Desweiteren sind die Einzelabschlüsse von DCC HoldCo 3 (drei) GmbH für die Geschäftsjahre zum 30. September 2005, 2004 und 2003, welche nach den deutschen gesetzlichen Rechnungslegungsvorschriften („HGB") einschließlich der Grundsätze ordnungsgemäßer Buchführung erstellt wurden, ebenfalls im Finanzteil dieses Prospekts enthalten.

Am 24. September 2002 erwarben Private-Equity-Investmentfonds, die durch Kohlberg Kravis Roberts & Co. L.P. beraten werden, das Industriekran- und Services-Geschäft, das anschließend von der DCC HoldCo 3 (drei) GmbH geführt wurde, sowie das Hafentechnologiegeschäft, das anschließend von der Gottwald HoldCo 3 (drei) GmbH geführt wurde, als Teil von sieben Unternehmensbereichen von der Siemens AG (der „Erwerb"). Der Erwerb wurde unter Anwendung der Erwerbsmethode nach den Grundsätzen der IFRS bilanziert. Die Anwendung der Erwerbsmethode nach IFRS hatte wesentlichen Einfluss auf die Combined Financial Statements von Demag Cranes. Unter anderem hat die Anwendung der Erwerbsmethode die Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen im Geschäftsjahr 2002/2003 wesentlich erhöht und in den Geschäftsjahren nach dem Erwerb zu höheren Abschreibungen des Anlagevermögens geführt (siehe auch „*—Der Erwerb*"). Die Anwendung der Erwerbsmethode hat sich jedoch nur auf Ebene des Konzerns in den Combined Financial Statements ausgewirkt. In den Ergebnissen der drei Geschäftsbereiche Industriekrane, Hafentechnologie und Services, die in den Combined Financial Statements von Demag Cranes dargestellt sind (dort als „Segmente" bezeichnet), sind die Auswirkungen der Anwendung der Erwerbsmethode nicht enthalten.

Neben den Effekten aus der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb enthalten die Combined Financial Statements auch Restrukturierungs- und Beratungskosten, die primär mit Restrukturierungsmaßnahmen im Zusammenhang stehen, Abfindungs- und Freisetzungskosten, Gewinne (Verluste) aus Desinvestitionen sowie gewisse sonstige Aufwendungen und Erträge, welche das Management für normalerweise nicht wiederkehrend oder nicht mit dem normalen Geschäftsverlauf in Verbindung stehend betrachtet, auch wenn einige

dieser Posten in mehr als einer Geschäftsperiode zu Aufwand bzw. Ertrag geführt haben. Bei der Bewertung der operativen Ertragslage der einzelnen Geschäftsbereiche werden diese Aufwendungen und Erträge nicht vom Management berücksichtigt. Die Ergebnisse der Geschäftsbereiche, die in den Combined Financial Statements von Demag Cranes dargestellt sind, schließen die Effekte dieser Posten, welche das Management als „Einmaleffekte" bezeichnet, ebenfalls aus. Siehe Anhangsangabe 4 der Combined Financial Statements von Demag Cranes für das Geschäftsjahr zum 30. September 2005, die im Finanzteil dieses Prospekts enthalten sind.

Auf Konzernebene weist das Management das bereinigte Bruttoergebnis, das bereinigte EBIT und das bereinigte EBITDA aus, um die Auswirkungen der Anwendung der Erwerbsmethode und die oben beschriebenen Einmaleffekte sowie gewisse Belastungen durch die Muttergesellschaft zu eliminieren. Das Management ist der Ansicht, dass diese bereinigten Kennzahlen eine aussagefähigere Grundlage darstellen, um die Vermögens-, Finanz- und Ertragslage des Konzerns in den untersuchten Zeiträumen zu bewerten. Diese Kennzahlen stellen keine nach IFRS oder den allgemein anerkannten Rechnungslegungsgrundsätzen der Vereinigten Staaten („US GAAP") definierten Kennzahlen dar. Die hier verwendeten Definitionen des bereinigten EBIT und des bereinigten EBITDA unterscheiden sich unter Umständen von ähnlichen Kennzahlen, die von anderen Gesellschaften ausgewiesen werden. Sie lassen sich daher nicht direkt mit solchen Kennzahlen vergleichen.

Zwischen Abschlüssen nach IFRS und Abschlüssen nach US-GAAP bestehen gewisse Unterschiede (siehe auch „—*Zusammenfassung bestimmter Unterschiede zwischen IFRS und US-GAAP*").

Dieser Abschnitt enthält in die Zukunft gerichtete Aussagen, die trotz der nach Ansicht von Demag Cranes realistischen Annahmen Risiken und Ungewissheiten beinhalten. Diese könnten dazu führen, dass die tatsächlich eintretenden Ereignisse oder Umstände wesentlich von denjenigen abweichen, die in den zukunftsgerichteten Aussagen enthalten oder impliziert sind. Für eine Erörterung einiger dieser Risiken und Ungewissheiten siehe auch die Abschnitte „*Allgemeine Informationen—Zukunftsgerichtete Aussagen*" und „*Risikofaktoren*". Zur einfacheren Handhabung wurden Finanzbeträge auf Mio. EUR gerundet und die Angaben zu Veränderungen in Form von absoluten Beträgen und Prozentsätzen basieren auf diesen gerundeten Beträgen.

Überblick

Demag Cranes ist einer der weltweit führenden Anbieter von Industriekranen und Krankomponenten, Hafenkranen und Technologien zur Hafenautomatisierung. Services, insbesondere Instandhaltung und Modernisierung, sind ein weiteres Kernelement des Leistungsspektrums. Die Aktivitäten von Demag Cranes sind in die Geschäftsbereiche Industriekrane, Hafentechnologie und Services gegliedert.

Demag Cranes verfügt mit „Demag" und „Gottwald" über starke Marken und hat sich nach eigener Einschätzung durch seine Innovations- und Technologieführerschaft und eine ausgezeichnete Produkt- und Servicequalität international führende Marktpositionen sowie enge und langfristige Kundenbeziehungen aufgebaut. Der Konzern produziert in 16 Ländern auf fünf Kontinenten und betreibt über Tochtergesellschaften, Vertretungen und ein Joint Venture zudem eines der in dieser Branche umfassendsten weltweiten Vertriebs- und Servicenetzwerke mit Präsenz in mehr als 60 Ländern, durch das Kunden in mehr als 100 Ländern erreicht werden.

Der Konzern sieht seine Kernkompetenz in der Entwicklung und Konstruktion technisch anspruchsvoller Krane und Hebezeuge sowie von automatisierten Transport- und Logistiksystemen in Häfen, der Fertigung hochwertiger Komponenten und der Erbringung von Serviceleistungen für diese Produkte. Produkte von Demag Cranes zeichnen sich durch hohe Qualität im Hinblick auf Sicherheit, Zuverlässigkeit, Langlebigkeit und Präzision bei günstigen Wartungskosten über die gesamte Lebensdauer aus. Die Produktentwicklung und Produktion erfolgen nach den Prinzipien der Modularisierung und Standardisierung. Damit werden den Kunden individuelle Lösungen mit kurzen Lieferzeiten angeboten. Durch die verstärkte Einbeziehung von Kranbaupartnern im Industriekrangeschäft erreicht der Konzern auch in weniger industrialisierten Regionen eine breite geographische Abdeckung sowie eine hohe operative Flexibilität, um auf Nachfrageschwankungen gezielt reagieren zu können. Desweiteren ist die Gesellschaft durch die Zusammenarbeit mit Outsourcing-Partnern in der Lage, sich auf Entwicklung, Konstruktion und Herstellung der technisch anspruchsvollen Komponenten zu konzentrieren.

Demag Cranes fertigt seit mehr als einem Jahrhundert Krane und Hebezeuge. Der Geschäftsbetrieb des heutigen Konzerns ist aus einer Zusammenführung der Demag Cranes & Components GmbH (Geschäftsbereiche Industriekrane und Services) und der Gottwald Port Technology GmbH (Geschäftsbereich Hafentechnologie) hervorgegangen. Seit 2002 gehören beide mittelbar zur Demag Holding S.à r.l., an der von Kohlberg Kravis Roberts & Co. L.P. beratene Private-Equity-Investmentfonds mit 81% und die Siemens AG mit 19% beteiligt sind. In den letzten Jahren hat Demag Cranes konsequent die Strategie verfolgt, sich für zukünftiges profitables Wachstum zu positionieren. Dies wurde vor allem durch eine deutliche Internationalisierung des Geschäfts, die erfolgreiche Entwicklung und Markteinführung neuer Produkte sowie die Umsetzung umfangreicher Effizienzsteigerungsprogramme erreicht. Im Geschäftsjahr 2004/2005 erwirtschaftete der Konzern mit 5.520 Mitarbeitern (Stand 30. September 2005; ohne Leiharbeitnehmer und Auszubildende) einen Gesamtumsatz von EUR 881,6 Mio. und ein bereinigtes EBITDA von EUR 84,9 Mio. (Combined Financial Statements zum 30. September 2005).

Der Erwerb

Demag Cranes bilanzierte den Erwerb im Jahr 2002 unter Anwendung der Erwerbsmethode („Purchase Accounting") nach IFRS. Die Folgewirkungen aus der Anwendung der Erwerbsmethode nach IFRS hatten wesentlichen Einfluss auf die finanziellen Ergebnisse der Gesellschaft. Wie unter „—*Kritische Bilanzierungsgrundsätze—Grundsätze zur Bilanzierung von Unternehmenserwerben (Purchase Accounting)*" erörtert, ordnete Demag Cranes bei der Anwendung der Erwerbsmethode den Kaufpreis den erworbenen Vermögensgegenständen und Schulden zu und bewertete diese zu ihrem jeweiligen Zeitwert. Die wesentlichen Auswirkungen aus der Anwendung der Erwerbsmethode waren wie folgt:

— der Wert der Vorräte wurde erhöht, um den Zeitwert zum Zeitpunkt des Erwerbs widerzuspiegeln, wodurch sich die Herstellungskosten im Geschäftsjahr 2002/2003 erheblich erhöhten;

— die Sachanlagen (außer den Vorräten) wurden zum höheren Zeitwert neu bewertet, was in den auf den Erwerb folgenden Geschäftsjahren zu höheren Abschreibungen führte;

— die immateriellen Vermögenswerte wurden zum höheren Zeitwert neu bewertet, was in den auf den Erwerb folgenden Geschäftsjahren zu höheren Abschreibungen führte;

— Rückstellungen für Restrukturierungsmaßnahmen wurden gebildet;

— Pensionspläne und ähnliche Verpflichtungen wurden zum Zeitwert neu bewertet;

— Altersteilzeitverpflichtungen wurden zum Zeitwert neu bewertet; und

— der verbleibende Überschuss des Kaufpreises über den Wert der übernommenen Vermögenswerte, abzüglich des Wertes der übernommenen Verbindlichkeiten, wurde als Geschäfts- oder Firmenwert aktiviert.

Die unten stehende Tabelle stellt die Auswirkungen der Erwerbsmethode auf das EBIT für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003, sowie für die Sechsmonatszeiträume zum 31. März 2006 und 31. März 2005 dar.

	Geschäftsjahre zum 30. September			**Sechsmonatszeiträume zum 31. März**	
	2003	**2004**	**2005**	**2005**	**2006**
	(geprüft)			(nicht geprüft)	
	(in EUR Mio.)				
EBIT	(55,2)	7,1	36,1	5,8	19,4
PPA Vorräte[(a)]	59,6	(0,5)	—	—	—
PPA Abschreibungen[(b)]	31,8	16,4	11,8	5,9	5,6
EBIT vor PPA	**36,1**	**23,0**	**47,9**	**11,7**	**25,0**

(a) Folgeeffekte aus der Bilanzierung von Vorräten zum Zeitwert („Purchase Price Allocation" oder „PPA") auf die Herstellungskosten. Demag Cranes erhöhte bei der Anwendung der Erwerbsmethode den Wert der Vorräte, um den Verkehrswert widerzuspiegeln, was die Herstellungskosten im Geschäftsjahr 2002/2003 wesentlich erhöhte.

(b) Folgeeffekte aus der Bilanzierung von Anlagevermögen zum Zeitwert, was in den folgenden Zeiträumen zu höheren Abschreibungen führte.

Wie oben erwähnt, sind die Auswirkungen der Anwendung der Erwerbsmethode in den Ergebnissen der Geschäftsbereiche, die in den Combined Financial Statements von Demag Cranes dargestellt sind, nicht reflektiert.

Gemäß dem aktuellen Budget geht Demag Cranes davon aus, dass die Effekte der Erwerbsmethode zu einer Erhöhung der Abschreibungen um ca. EUR 11,4 Mio. für das laufende Geschäftsjahr führen. Für das Geschäftsjahr 2006/2007 beziffert Demag Cranes diese Effekte auf ca. EUR 9,8 Mio. Demag Cranes geht davon aus, dass diese Auswirkungen in den auf das Geschäftsjahr 2006/2007 folgenden Geschäftsjahren wesentlich geringer ausfallen werden. Das Budget von Demag Cranes hinsichtlich der Auswirkungen aus der Erwerbsmethode basiert auf dem derzeitigen Verständnis, wie die Anwendung der Erwerbsmethode nach IFRS die Abschreibungen der materiellen und immateriellen Vermögenswerte zukünftig beeinflusst. Zukünftige Abschreibungen, die aus der Anwendung der Erwerbsmethode resultieren, können geringer oder höher ausfallen als derzeit geplant.

Faktoren, welche die Nachfrage und Umsatzerlöse in den Geschäftsbereichen Industriekrane, Hafentechnologie und Services von Demag Cranes beeinflussen

Allgemeines wirtschaftliches und Branchenumfeld

Viele der Endkunden der Produkte und Serviceleistungen, welche von den Geschäftsbereichen Industriekrane und Services angeboten werden, sind zyklischen Einflüssen unterworfen, wie z. B. die Automobil-, Flugzeug- und Stahlindustrie. Diese Industrien sind Veränderungen des allgemeinen wirtschaftlichen oder branchenspezifischen Umfelds ausgesetzt. Zudem sind Kunden des Geschäftsbereichs Hafentechnologie, zum Beispiel die Betreiber von Hafenterminals, von der Entwicklung der Nachfrage nach den von ihnen abgefertigten Containern und Schüttgütern abhängig. So haben allgemeine und branchenspezifische wirtschaftliche Rahmenbedingungen und Handelsvolumina einen direkten Einfluss auf das Geschäft der Kunden von Demag Cranes. Die Nachfrage nach Produkten und in geringerem Umfang Serviceleistungen von Demag Cranes steht damit im Zusammenhang mit dem Umfang der Geschäftsaktivitäten ihrer Endkunden sowie generell mit den globalen und regionalen Handelsvolumina und insbesondere den Investitionsplänen der Kunden der Gesellschaft. Dementsprechend sind die Finanzergebnisse von Demag Cranes vom allgemeinen wirtschaftlichen und branchenspezifischen Umfeld abhängig. Neben anderen Faktoren hat zum Beispiel eine Reduzierung der Investitionsgüterausgaben durch Kunden des Geschäftsbereichs Industriekrane zu einer allgemeinen Marktabschwächung in diesem Geschäftsbereich im Geschäftsjahr 2002/2003 und in Westeuropa weiterhin im Geschäftsjahr 2003/2004 beigetragen. Diese rückläufige Nachfrage bei zugleich niedrigeren Verkaufspreisen führte damit zu einem erheblichen Umsatzrückgang im Geschäftsbereich Industriekrane zwischen den Geschäftsjahren 2001/2002 und 2002/2003. Die rückläufige Nachfrage in Westeuropa in 2003/2004 führte in Verbindung mit einem weiterhin rückläufigen Preisniveau zu einer weiteren Abnahme der Umsatzerlöse dieses Geschäftsbereichs von EUR 439,7 Mio. für das Geschäftsjahr 2002/2003 um EUR 46,1 Mio., bzw. 10,5%, auf EUR 393,6 Mio. für das Geschäftsjahr 2003/2004. Ohne Berücksichtigung abgegebener Geschäfte sind die Umsatzerlöse zwischen dem Geschäftsjahr 2002/2003 und dem Geschäftsjahr 2003/2004 um 4,9% gesunken. Deren Anteil am Gesamtumsatz betrug im Geschäftsjahr 2002/2003 EUR 38,4 Mio. und im Geschäftsjahr 2003/2004 EUR 12,1 Mio. Im Geschäftsbereich Hafentechnologie waren die untersuchten Zeiträume stets von Wachstum, aber auch von einer hohen Wettbewerbsintensität, geprägt, wodurch es erschwert wurde, auf externen Preisdruck, wie zum Beispiel durch steigende Stahlpreise und Frachtkosten, Wechselkursschwankungen und Kunden, die Modernisierungs- und Umrüstungsmaßnahmen von Hafenanlagen hinauszögerten, zu reagieren.

Seit Ende des Geschäftsjahres 2003/2004 haben sich Nachfrage und Verkaufspreise hinsichtlich der vom Geschäftsbereich Industriekrane hergestellten Produkte spürbar verbessert. Die Umsatzerlöse im Geschäftsbereich Industriekrane stiegen von EUR 393,6 Mio. für das Geschäftsjahr 2003/2004 um EUR 16,3 Mio., bzw. 4,1%, auf EUR 409,9 Mio. für das Geschäftsjahr 2004/2005. Ohne Berücksichtigung abgegebener Geschäfte stiegen die Umsatzerlöse zwischen dem Geschäftsjahr 2003/2004 und dem Geschäftsjahr 2004/2005 um 6,3%. Diese trugen im Geschäftsjahr 2003/2004 zum Gesamtumsatz in Höhe von EUR 12,1 Mio. und im Geschäftsjahr 2004/2005 in Höhe von EUR 4,5 Mio. bei. Die Umsatzerlöse im Geschäftsbereich Industriekrane stiegen von EUR 196,9 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 29,5 Mio., bzw. 15,0%, auf EUR 226,4 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Basierend auf

der aktuellen konjunkturellen Erholung, sowie erhöhter Investitionstätigkeit der Kunden in die Automatisierung ihrer Anlagen erwartet Demag Cranes eine Fortsetzung dieses positiven Trends. Demag Cranes ist der Auffassung, dass die im Vergleich zum Vorjahr gute derzeitige Auftragslage des Geschäftsbereichs Industriekrane diesen allgemeinen Trend bestätigt.

Ein anhaltend starkes Marktwachstum und die Einführung neuer Produkte unterstützten in den jüngsten Berichtszeiträumen auch das Wachstum der Umsatzerlöse des Geschäftsbereichs Hafentechnologie. Demag Cranes geht von einem anhaltend starken Wachstum des globalen und regionalen Handels und der Investitionen in Hafenanlagen aus, was sich positiv auf die Umsatzerlöse im Geschäftsbereich Hafentechnologie auswirken sollte. Demag Cranes geht weiterhin davon aus, dass sich das zunehmende Handelsvolumen und die gesteigerte Investitionsbereitschaft in Hafenanlagen vorteilhaft auf den Auftragseingang ausgewirkt hat und zu einem Anstieg des Auftragsvolumens zum 31. März 2006, verglichen mit der Auftragslage im gleichen Vorjahreszeitraum, geführt hat.

Nachfragewachstum in Schwellenländern

Demag Cranes sieht in den Schwellenländern in China und Südostasien, Südamerika, Osteuropa und im Nahen Osten großes Wachstumspotential für den Verkauf von Produkten und Serviceleistungen aller drei Geschäftsbereiche, da der Industriesektor in den Ländern dieser Regionen zunehmend wächst und sich an die in westlichen Industrieländern üblichen Standards angleicht. Durch diesen wirtschaftlichen Aufschwung und das entsprechende Wachstum des Bruttoinlandsprodukts dieser Länder ergibt sich ein erheblicher Investitionsbedarf in Produktionsanlagen und Infrastruktur, die ihrerseits zu Investitionen in Materialflusslösungen führt, sowie zu erhöhter Nachfrage nach damit verbundenen Serviceleistungen.

Hinsichtlich des Umsatzes im Geschäftsbereich Industriekrane erachtet Demag Cranes folgende drei Faktoren als Haupttreiber des erwarteten Wachstums in Schwellenländern, insbesondere in China, Indien, Brasilien, der GUS und Osteuropa:

- Steigender lokaler Bedarf;
- zunehmende Exporte aus Schwellenländern; und
- Aufbau und Modernisierung von Produktionsanlagen, insbesondere im Zusammenhang mit der Verlagerung von Produktionsstätten aus Industrieländern in Schwellenländer.

Hinsichtlich der Umsatzerlöse des Geschäftsbereichs Hafentechnologie erwartet Demag Cranes, dass weitere Wachstumsimpulse von den im Zuge der Globalisierung zunehmend internationaleren Handelsströmen ausgehen werden. Demag Cranes verspricht sich davon eine Steigerung globaler und regionaler Handelsvolumina, verbunden mit erheblichen Investitionen in Anlagen für die Abfertigung von Containern und Schüttgut durch Betreiber größerer und kleinerer Häfen in Schwellenländern, insbesondere im Nahen Osten und in Südostasien.

Bezüglich der Umsatzerlöse des Geschäftsbereichs Services erwartet Demag Cranes eine Steigerung der Nachfrage für angebotene Serviceleistungen in den Schwellenländern, da zunehmend Produkte in diese Länder verkauft werden, wodurch sich auch die Nachfrage nach Serviceleistungen erhöht. Außerdem erwartet die Gesellschaft, dass eine Anhebung der gesetzlich vorgeschriebenen Standards in den Schwellenländern die Nachfrage nach Serviceleistungen ansteigen lassen wird.

Demag Cranes glaubt, dass die Gesellschaft bereits eine führende Stellung in wichtigen Schwellenländern einnimmt. Die Gesellschaft bemüht sich durch ihre bestehende internationale Verkaufs- und Vertriebsorganisation aktiv um die Erweiterung des Kundenstamms in diesen Schwellenländern, um das durch diese Märkte gebotene Wachstumspotential auszuschöpfen und zudem die eigenen Marktanteile in diesen Märkten auszubauen. Die Gesellschaft geht davon aus, dass sie sowohl das Umsatzvolumen in diesen Märkten als auch den Anteil des in diesen Regionen erwirtschafteten Umsatzerlöses an ihrem Konzernumsatz steigern kann.

Wachstum der Nachfrage nach Serviceleistungen

Demag Cranes erwartet in den nächsten Jahren im Zusammenhang mit den von den Geschäftsbereichen Industriekrane und Hafentechnologie verkauften Produkten ein erhebliches Wachstum des weltweiten Marktes für Serviceleistungen, da durch die Alterung der bereits

installierten Produkte mit Wartungs- und Modernisierungsbedarf zu rechnen ist. Insbesondere in Industrienationen, in denen die installierte Basis der Gesellschaft am größten ist, wird die Nachfrage nach Serviceleistungen steigen. Nach Ansicht der Gesellschaft ist der Markt für Serviceleistungen in geringerem Maße zyklischen Marktschwankungen ausgesetzt, da der Umsatz mit Serviceleistungen und Ersatzteilen erfahrungsgemäß in Zeiten aufgeschobener Ersatzinvestitionen zunimmt. Ein Teil der Nachfrage nach Serviceleistungen resultiert aus behördlichen Auflagen, wodurch Umsätze in diesem Geschäftsbereich tendenziell wiederkehrend erzielt werden und dadurch einen stabilisierenden Effekt auf die operative Ertragslage von Demag Cranes ausüben.

Ausgangspunkt für weiteres hochmargiges Wachstum, insbesondere in den etablierten Märkten, wird vor allem das Potential einer breiten weltweiten Installationsbasis sein, von deren geschätztem Servicepotential bisher erst rund 37% bedient werden (Stand: Ende des Geschäftsjahres 2003/2004). Demag Cranes rechnet zudem mit einer weiteren Umsatzsteigerung bei Serviceleistungen für von Dritten hergestellte Industriekranprodukte, mit denen im Geschäftsjahr 2004/2005 Umsatzerlöse in Höhe von EUR 99 Mio. (ca. 42% der Umsatzerlöse des Geschäftsbereichs Services) erzielt wurden. Da Demag Cranes außerdem von einer Fortsetzung des Trends zum Outsourcing für Serviceleistungen ausgeht, hält sich die Gesellschaft ferner für hervorragend positioniert, um einen Teil dieses zusätzlichen Geschäfts zu akquirieren und ihren Marktanteil durch eine Erweiterung ihrer geographischen Abdeckung sowie ihres Serviceleistungsangebots zu erhöhen. Mit knapp 1.000 ausgelieferten Hafenmobilkranen rechnet Demag Cranes desweiteren damit, von der Nachfrage nach Wartungsserviceleistungen für Hafenmobilkrane zu profitieren. Wenn es Demag Cranes gelingt, seine Umsatzerlöse mit Serviceleistungen zu steigern, so würde dieser Erfolg zur Verbesserung der Bruttoergebnismargen beitragen, da Serviceumsätze in der Regel höhere Ertragsspannen aufweisen als Produktumsätze.

Einführung neuer Produkte

Demag Cranes glaubt, dass sich die Einführung neuer Produkte und Serviceleistungen positiv auf seine Umsatzerlöse und Gewinnmargen auswirken wird. Im Geschäftsbereich Hafentechnologie hat sich Demag Cranes auf die Entwicklung einer neuen Generation von Hafenmobilkranen fokussiert. Hafenmobilkrane der neuen Generation 5 sind in der Lage, schwerere Ladungen sowie einen breiter gefächerten Ladungsmix – von Containern bis zu Früchten, landwirtschaftlichen Massenprodukten, Chemikalien, Stahl und Abfall – umzuschlagen als die Vorgängermodelle und bieten somit Kunden eine erhöhte Flexibilität und Effizienz. Aufgrund der durch Standardisierung, teilweise Serienfertigung und Fremdvergabe gewisser Produktionsprozesse, reduzierten Herstellungskosten und der Optimierung der Produktionsverfahren bei dieser neuen Generation von Hafenmobilkranen verspricht sich die Gesellschaft höhere Gewinnmargen bei Verkäufen von Kranen der Generation 5, verglichen mit Kranen der früheren Generationen. Außerdem hat Demag Cranes eine Reihe von Automatisierungslösungen auf den Markt gebracht, wie vollautomatische Containertransportfahrzeuge und vollautomatische Stapelkrane, für die bereits Verträge mit zwei wichtigen Kunden abgeschlossen werden konnten. Angesichts zunehmender Kapazitätsengpässe bei Häfen und des Bedarfs nach kürzeren Durchlaufzeiten, mit denen sich Hafenbetreiber konfrontiert sehen, erwartet Demag Cranes ein wachsendes Interesse an diesen Automatisierungslösungen. Im Geschäftsbereich Industriekrane hat Demag Cranes 2004 die innovativen DR-Seilzug- und DC-Kettenzug-Produktfamilien, mit anschließenden Erweiterungen vornehmlich für höhere Lasten eingeführt. Demag Cranes erwartet, mit diesen Produkten im Vergleich zu den bisher produzierten Seil- und Kettenzügen sowohl höhere Umsätze zu erzielen als auch eine Kostenreduktion in dem Produktionsprozess resultierend aus Verbesserungen in Konstruktion und Materialbeschaffung. Desweiteren plant Demag Cranes die Einführung einer neuen Kettenzugserie im Volumensegment. Die neue Serie spricht insbesondere das attraktive hochvolumige Marktsegment mit geringeren Anforderungen an, in dem Demag Cranes in der Vergangenheit lediglich eingeschränkt aktiv war. Demag Cranes verspricht sich mit zunehmendem Gewinn von Marktanteilen in diesem Marktsegment unter der Marke "Donati" eine Steigerung der Umsatzerlöse.

Saisonale Einflüsse

Die Umsatzerlöse der Gesellschaft unterliegen bestimmten saisonalen Einflüssen, wobei die Umsatzerlöse, Erträge, Cashflows und Gewinnmargen in der Regel zum Ende des Geschäftsjahres ihren Höchststand erreichen. So erwirtschaftete Demag Cranes im Geschäftsjahr 2004/2005 55,5% seines Umsatzes in der zweiten Hälfte des Geschäftsjahres. Das höhere Umsatzniveau von Demag

Cranes zum Ende des Geschäftsjahres, vor allem im Bereich Hafentechnologie, beruht auf der Tatsache, dass zu diesem Zeitpunkt an mehr Kunden Rechnungen für die während des Geschäftsjahres gelieferten Produkte und Serviceleistungen gestellt werden.

Faktoren, welche die Kosten von Demag Cranes beeinflussen

Restrukturierungs- und Kostenreduktionsprogramme

Im Zusammenhang mit laufenden Bemühungen zur Verbesserung der Effizienz und Ertragskraft hat Demag Cranes seit 2003 Kostensenkungsmaßnahmen und Effizienzsteigerungsprogramme implementiert. Diese Maßnahmen konzentrieren sich primär auf die Reduktion und Flexibilisierung der Kosten sowie auf die Verbesserung von Geschäftsprozessen und Produktionsverfahren. In den Geschäftsbereichen Industriekrane und Services hat die bisherige erfolgreiche Durchführung der Restrukturierungsprogramme zu einer Optimierung der Produktionskapazität durch Schließung einzelner Kran- und Komponentenwerke in Westeuropa geführt, außerdem zur Verlagerung von Produktionskapazitäten auf neue, kosteneffiziente Anlagen in der Tschechischen Republik und in China, sowie zur Verringerung von Personal und Personalkosten in allen Funktionen in Hochlohnländern. Darüber hinaus konzentrierten sich die Kostensenkungsmaßnahmen und Effizienzsteigerungsprogramme in den Geschäftsbereichen Industriekrane und Services auf Verbesserungen der Beschaffungsstrategien dieser Geschäftsbereiche sowie Verringerungen von Durchlauf- und Lieferzeiten. Im Geschäftsbereich Hafentechnologie hat die Gesellschaft ebenfalls damit begonnen, Kostensenkungs- und Effizienzprogramme zu implementieren, welche auf eine Reduktion der Kostenbasis zielen. Dabei liegt das Hauptaugenmerk auf dem Outsourcing gewisser Produktionsprozesse, der Implementierung neuer Beschaffungsstrategien und der Straffung der Prozesse in der gesamten Wertschöpfungskette. Darüber hinaus hat Demag Cranes die Produktionskosten neuer Produktgenerationen, wie zum Beispiel der Hafenmobilkrane der Generation 5 und der DR-Seilzug- und DC-Kettenzug-Produktfamilien, mittels Produktstandardisierung und -modularisierung sowie Konstruktionsoptimierungen gesenkt.

Im Zusammenhang mit seinem Restrukturierungsprogramm verbesserte Demag Cranes das Management des Umlaufvermögens signifikant. Darüber hinaus entschloss sich die Gesellschaft zur Veräußerung von nicht betriebsnotwendigen Immobilien und anderen nicht betriebsnotwendigen Vermögenswerten des Anlagevermögens, um dadurch ihre Kapitalbindung zu optimieren. Im Geschäftsjahr 2002/2003 veräußerte Demag Cranes Vermögenswerte aus dem Geschäftsbereich Industriekrane im Gesamtbuchwert von EUR 2,9 Mio. Im Geschäftsjahr 2003/2004 veräußerte Demag Cranes Vermögenswerte mit einem Gesamtbuchwert von EUR 9,6 Mio. Im letzten Geschäftsjahr veräußerte Demag Cranes Vermögenswerte im Gesamtbuchwert von EUR 9,3 Mio. und im Sechsmonatszeitraum zum 31. März 2006 Vermögenswerte im Gesamtbuchwert von EUR 13,0 Mio. Die Erlöse dieser Verkäufe betrugen EUR 5,5 Mio. im Geschäftsjahr 2002/2003, EUR 15,4 Mio. im Geschäftsjahr 2003/2004, EUR 13,6 Mio. im Geschäftsjahr 2004/2005 und EUR 13,6 Mio. im Sechsmonatszeitraum zum 31. März 2006.

Demag Cranes tätigte in den Geschäftsbereichen Industriekrane und Services in den Geschäftsjahren 2004/2005, 2003/2004 und 2002/2003 signifikante Aufwendungen im Zusammenhang mit Restrukturierungsprogrammen und anderen Kostensenkungs- und Effizienzsteigerungsmaßnahmen. Weitere erhebliche Aufwendungen erfolgten in den letzten drei Geschäftsjahren für Kostensenkungsmaßnahmen und Effizienzsteigerungsprogramme im Geschäftsbereich Hafentechnologie. Demag Cranes erwartet nur geringfügige Aufwendungen für Restrukturierungs- und ähnliche Programme im zweiten Halbjahr des laufenden Geschäftsjahres und keine signifikanten Aufwendungen für Restrukturierungs- und ähnliche Programme über das Geschäftsjahr 2005/2006 hinaus. Budgetierte Aufwendungen für Restrukturierungs- und ähnliche Programme hängen dabei von Einschätzungen allgemeiner Marktbedingungen und Marktchancen sowie von anderen Faktoren ab. Daher können zukünftige Aufwendungen im Zusammenhang mit Restrukturierungs- und ähnlichen Maßnahmen höher oder niedriger ausfallen als derzeit geplant.

Die folgende Tabelle ist eine Darstellung der Auswirkungen der Einmaleffekte im Zusammenhang mit den Restrukturierungs- und Kostensenkungsprogrammen auf das EBIT vor Berücksichtigung der Folgeeffekte aus der Anwendung der Erwerbsmethode (siehe „—*Der Erwerb*") für die letzten drei Geschäftsjahre sowie für die Sechsmonatszeiträume zum 31. März 2006 und 31. März 2005.

	Geschäfts-jahre zum 30. September			Sechsmonats-zeiträume zum 31. März	
	2003	2004	2005	2005	2006
		(geprüft)		(nicht geprüft)	
			(in EUR Mio.)		
EBIT vor PPA	36,1	23,0	47,9	11,7	25,0
Restrukturierungs- und Beratungskosten[1]	3,5	6,9	13,8	5,4	2,0
Abfindungs- und Freisetzungskosten	4,6	6,1	12,3	4,8	3,5
Gewinne (Verlust) aus Desinvestitionen	0,0	(4,1)	(2,7)	0,7	(0,4)
Sonstige Erträge und Aufwendungen[2]	6,3	0,4	(8,8)	(4,6)	—
EBIT vor Einmaleffekten	50,5	32,4	62,5	18,0	30,1
Anpassungen für Holdingkosten[3]	1,7	1,7	1,5	0,8	0,8
Bereinigtes EBIT	**52,2**	**34,1**	**64,0**	**18,8**	**30,9**

(1) Die in der Kapitalflussrechnung von Demag Cranes enthaltenen Restrukturierungszahlungen aus Rückstellungen sind nicht in diesem Posten erfasst.

(2) Enthält Aufwendungen, die im Zusammenhang mit der Ablösung von der Siemens-Gruppe entstanden sind, Erträge aus der Auflösung einer Rückstellung als Teil einer Restrukturierungsmaßnahme, Erträge aus der Zuschreibung einer zuvor vorgenommenen Wertberichtigung auf Markenzeichen und Patente, Erträge aus der Auflösung von Rückstellungen für Altersteilzeitverpflichtungen und gewisse andere Posten.

(3) Beinhaltet Aufwendungen für bestimmte Dienstleitungen, wie etwa strategische Beratungs- und Finanzdienstleistungen, die von Muttergesellschaften der Demag Cranes erbracht werden. Demag Cranes geht davon aus, dass solche Aufwendungen nach dem Börsengang nicht mehr anfallen werden.

Die von Demag Cranes durchgeführten Maßnahmen zur Kostensenkung und Effizienzsteigerung trugen erheblich zur positiven Entwicklung der Rentabilität in den untersuchten Zeiträumen bei, auch wenn der Kostenvorteil durch die Kosten der Expansion der Geschäftstätigkeit in neue Märkte und Entwicklung neuer Produkte sowie nachteilige Wechselkursentwicklungen teilweise kompensiert wurde. Die Reduktion der Personalaufwendungen als Prozentsatz vom Umsatz von 40,8% für das Geschäftsjahr 2002/2003 auf 34,0% im Geschäftsjahr 2004/2005 resultierte im Wesentlichen aus den Restrukturierungsprogrammen von Demag Cranes. Demag Cranes geht davon aus, dass seine Restrukturierungs- und anderen Effizienzsteigerungsprogramme auch in Zukunft zu weiteren Kostensenkungen führen werden.

Materialaufwand und Volatilität der Rohstoffpreise

Der Materialaufwand, einschließlich der Kosten für Rohstoffe und für Vorprodukte, betrug 48,4% der Umsatzerlöse von Demag Cranes im Geschäftsjahr 2004/2005. Stahl stellt den wichtigsten Rohstoff für die Gesellschaft dar. Die Stahlindustrie an sich ist stark zyklisch, wobei Stahlpreise von einer Reihe von Faktoren beeinflusst werden, insbesondere von allgemeinen wirtschaftlichen Bedingungen, Spekulation, Arbeitskosten, Wettbewerb, Einfuhrzöllen und Währungsschwankungen. In jüngster Zeit waren die Stahlpreise von Kapazitätsengpässen, Konsolidierungen in der Stahlindustrie sowie der starken Nachfrage aus Schwellenländern, wie China und Indien, geprägt. Während der hier dargestellten Zeiträume hat der Marktpreis für Stahl erheblich angezogen: Die Stahlpreise für Grobbleche sind im 18-Monatszeitraum bis zum Juni 2005 von EUR 350 pro Tonne auf EUR 650 pro Tonne gestiegen. Zwar haben sich die Stahlpreise in den vergangenen Monaten stabilisiert, doch rechnet Demag Cranes in der nahen Zukunft nicht mit rückläufigen Stahlpreisen.

Die Fähigkeit der Gesellschaft, auf Schwankungen der Preise für Stahl und andere Rohstoffe zu reagieren, hängt davon ab, in welchem Maße sie Preiserhöhungen erfolgreich an ihre Kunden weitergeben kann. Auch Vereinbarungen mit Rohstofflieferanten und Herstellern von Vorprodukten sind diesbezüglich von erheblicher Bedeutung. Seit Mai 2004 war Demag Cranes teilweise in der Lage, durch Stahl- und Kupferpreissteigerungen verursachte Materialteuerungszuschläge im

Geschäftsbereich Industriekrane an Kunden weiterzugeben. Um den Auswirkungen von Preiserhöhungen im Rahmen der Rohstoffversorgung zu begegnen, hat die Gesellschaft begonnen, Bedarfsmengen zu kumulieren, um Mengeneffekte auszunutzen, sowie Lieferzeiten zu reduzieren und differenzierte Einkaufsstrategien anzuwenden. Im Geschäftsbereich Hafentechnologie ist Demag Cranes bestrebt, das Preisrisiko eingesetzter Vorprodukte durch mittel- und langfristige Lieferantenvereinbarungen zu verringern.

Frachtkosten

Frachtkosten machen einen erheblichen Teil der Herstellungskosten aus und hohe Frachtkosten wirken sich negativ auf das Bruttoergebnis der Gesellschaft aus. Im letzten Geschäftsjahr beliefen sich die Frachtkosten auf ungefähr 5,2% der Umsatzerlöse im Geschäftsbereichs Hafentechnologie. Insbesondere der Geschäftsbereich Hafentechnologie wird durch Schwankungen der Frachtkosten beeinflusst, da alle Produkte ausschließlich in Deutschland hergestellt und an Kunden in der ganzen Welt ausgeliefert werden, wohingegen der Geschäftsbereich Industriekrane Produktionsstandorte und lokale Partner in verschiedenen Ländern nutzt.

In den letzten Jahren sind die Frachtkosten aufgrund steigender Ölpreise, des Wachstums globaler und regionaler Handelsvolumina, besonders hinsichtlich der Frachtbewegungen zwischen Asien und Nordamerika sowie Asien und Europa, und einer allgemeinen Knappheit von Schiffskapazitäten erheblich gestiegen. Die Auswirkungen steigender Frachtkosten auf die Herstellungskosten des Geschäftsbereichs Industriekrane wurden durch die Strategie von Demag Cranes, vor Ort zu produzieren, gemindert. In diesem Zusammenhang hat die Gesellschaft die Produktion und Montage bestimmter Produkte in strategisch wichtigen Märkten, wie China und Brasilien, näher zum Kunden verlagert. Darüber hinaus hat sich Demag Cranes in seinem Geschäftsbereich Hafentechnologie dem Problem steigender Frachtkosten insbesondere durch vermehrte Nutzung neuer Preisstrategien gestellt, um in der Lage zu sein, derartige Preissteigerungen auch an Kunden weiterzureichen. Durch diese neue Preispolitik werden Frachtkosten im Allgemeinen nur noch auf indikativer Basis im Rahmen von Angebotsverfahren abgegeben – dem Kunden werden die tatsächlichen Frachtkosten bei Auslieferung in Rechnung gestellt.

Forschung und Entwicklung

Für die letzten drei Geschäftsjahre beliefen sich die Kosten für Forschung und Entwicklung auf EUR 21,7 Mio. in 2004/2005 (2,5% der Umsatzerlöse), EUR 21,2 Mio. in 2003/2004 (2,6% der Umsatzerlöse) bzw. EUR 35,7 Mio. in 2002/2003 (4,2% der Umsatzerlöse). Von diesen Kosten wurden Entwicklungskosten im Geschäftsjahr 2004/2005 in Höhe von EUR 4,6 Mio. und im Geschäftsjahr 2003/2004 in Höhe von EUR 1,0 Mio. aktiviert; im Geschäftsjahr 2002/2003 wurden keine Entwicklungskosten aktiviert (EUR 0,0 Mio.). Im Geschäftsjahr 2002/2003 waren in den Forschungs- und Entwicklungskosten Abschreibungen in Höhe von EUR 10,6 Mio. enthalten, die in Folge der Anwendung der Erwerbsmethode aktiviert worden waren. Diese Abschreibungen aktivierter Entwicklungskosten waren Teil der Gesamtabschreibungen in Höhe von EUR 31,8 Mio., die im Geschäftsjahr 2002/2003 aus der Anwendung der Erwerbsmethode resultierten.

Die Aktivitäten der Gesellschaft für Forschung und Entwicklung konzentrieren sich auf vier Hauptziele:

- Entwicklung innovativer Produkte und Serviceleistungen;
- Erweiterung der Angebotspalette bestehender Produkte und Serviceleistungen auf Grund von Kundenanforderungen;
- Standardisierung und Modularisierung von Produkten zur Reduzierung der Herstellungskosten; und
- kontinuierliche Verbesserungen bestehender Produkte und Serviceleistungen.

Als Teil der Entwicklung neuer Produkte unternimmt Demag Cranes erhebliche Aufwendungen in Forschung und Entwicklung. Zwar ist die Mehrheit der Forschungs- und Entwicklungskosten von Demag Cranes als Aufwand in der Gewinn- und Verlustrechnung erfasst, doch aktiviert Demag Cranes Entwicklungskosten, die direkt mit der Entwicklung neuer Produkte verbunden sind, und schreibt die aktivierten Beträge über den Zeitraum ab, in welchem die Umsatzerlöse aus dem

Verkauf dieser Produkte erwartet werden (siehe auch „*—Kritische Bilanzierungsgrundsätze—Entwicklungskosten*"). Während der untersuchten Zeiträume hat Demag Cranes Entwicklungskosten nur im Geschäftsbereich Hafentechnologie aktiviert. Diese aktivierten Aufwendungen bezogen sich in erster Linie auf die Entwicklung der Hafenmobilkrane der Generation 5 und der Hafenpontonkrane, sowie auf Kosten im Zusammenhang mit der Entwicklung der vollautomatischen Stapelkrane und der vollautomatischen und diesel-elektrischen Containertransportfahrzeuge.

Für das laufende und die unmittelbar folgenden Geschäftsjahre geht Demag Cranes insgesamt von stabilen Forschungs- und Entwicklungskosten gemessen in Prozent vom Umsatz aus. Die Gesellschaft plant derzeit die Aktivierung von Entwicklungskosten im Geschäftsjahr 2005/2006 in vergleichbarer Höhe, und etwas geringere Aktivierungen in den Folgejahren. Demag Cranes erwartet ferner eine Abnahme der Forschungs- und Entwicklungskosten im Geschäftsbereich Industriekrane, da die Entwicklung neuer Produkte, wie der DR-Seilzug- und DC-Kettenzug-Produktfamilien, im letzten Geschäftsjahr weitgehend abgeschlossen wurde. Forschungs- und Entwicklungskosten im Geschäftsbereich Hafentechnologie werden aller Wahrscheinlichkeit nach sowohl betragsmäßig als auch als Prozentsatz der Forschungs- und Entwicklungskosten steigen, da Demag Cranes bestrebt ist, seine Position als innovatives Unternehmen auf dem Gebiet der Hafentechnologie zu stärken. Da ein Großteil der Entwicklung neuer Produkte abgeschlossen ist, werden sich diese Kosten überwiegend auf die Weiterentwicklung und auf Modifizierungen dieser Produkte beziehen.

Finanzierungskosten

Die Finanzierungskosten von Demag Cranes stellen einen erheblichen Teil des Finanzergebnisses in der Gewinn- und Verlustrechnung der Gesellschaft dar. Sie sind in dem Posten "Zinsen und ähnliche Erträge (Aufwendungen)" enthalten und bestehen im Wesentlichen aus Zinsaufwendungen im Zusammenhang mit Finanzierungsaktivitäten. Die Entwicklung der Zinskosten reflektiert Veränderungen der ausstehenden Finanzverbindlichkeiten und der Zinssätze, da ein Teil der Zinsverpflichtungen von Demag Cranes variablen Zinssätzen unterliegt.

Die Finanzierung des Erwerbs der sieben Unternehmensbereiche durch von KKR beratene Private-Equity-Investmentfonds von der Siemens AG erfolgte in erster Linie durch Inanspruchnahme von Krediten im Rahmen einer erstrangigen Kreditfazilität (die „Kreditfazilität 2002"), welche Senior-Fazilitäten in der Höhe von EUR 825,0 Mio. und eine erstrangige revolvierende Fazilität in Höhe von EUR 400,0 Mio. zur Verfügung stellte, die Gewährung eines Darlehens durch die Siemens AG als Veräußerer („Vendor Loan Note" oder „Verkäuferdarlehen") in Höhe von EUR 215,0 Mio. sowie Gesellschafterdarlehen („Vanilla Loan") in Höhe von EUR 200,0 Mio. Mit den Muttergesellschaften der Demag Cranes verbundene Unternehmen tilgten die Vendor Loan Note im Februar 2004 in voller Höhe durch die Inanspruchnahme von Krediten im Rahmen der Kreditfazilität 2002 und einer Mezzanin-Kreditfazilität in Höhe von EUR 100,0 Mio. (die „Mezzanin-Kreditfazilität"). Nach einem Verzicht der Gesellschafter auf einen Teilbetrag ihrer Darlehen in Höhe von EUR 77,0 Mio. im Juni 2004 sowie der Veräußerung von drei Gesellschaften, die ursprünglich im Rahmen des Erwerbs von der Siemens AG erworben worden waren, wurden alle nach der Kreditfazilität 2002 und der Mezzanin-Fazilität ausstehenden Beträge im Dezember 2004 durch eine neue Kreditfazilität (die „Kreditfazilität 2005") refinanziert. Diese Kreditfazilität beinhaltet Senior-Fazilitäten in Höhe von EUR 565 Mio., eine Mezzanin-Fazilität in Höhe von EUR 100,0 Mio. und eine erstrangige revolvierende Fazilität in Höhe von EUR 275,0 Mio. (siehe auch „*Wesentliche Verträge—Sonstige Wesentliche Vertragsverhältnisse—Finanzierungsverträge*").

Demag Cranes wird vor der Notierungsaufnahme der Aktien der Gesellschaft einen Kreditvertrag über eine revolvierende Kreditfazilität in Höhe von EUR 325,0 Mio. abschließen (die „neue Kreditfazilität"). Diese soll in Euro oder anderen Währungen verfügbar sein und kann (auch in Form von Einzelkrediten gegenüber einzelnen Kreditgebern) zum Beispiel in Form von Barauszahlungen, Bankgarantien, Gewährleistungsbürgschaften und Akkreditiven ausgenutzt werden. Der anfängliche Zinssatz für Inanspruchnahmen von Krediten unter der neuen Kreditfazilität soll EURIBOR plus einer Marge von voraussichtlich 0,7% pro Jahr für jeden Zinszeitraum entsprechen. Die von Demag Cranes zu zahlende Marge wird Anpassungen in Abhängigkeit von verschiedenen Faktoren unterliegen. Diese neue Kreditfazilität wird es Demag Cranes und bestimmten Tochtergesellschaften erlauben, direkt Mittel aufzunehmen und damit den tatsächlichen durchschnittlichen Zinssatz, den Demag Cranes für seine Finanzierung entrichtet, im Vergleich zur Kreditfazilität 2005 zu senken. Im Rahmen der früheren Kreditfazilität erhielt Demag Cranes die

Mittel aufgrund konzerninterner Darlehen von den jeweiligen Kreditnehmern. Da die neue Kreditfazilität revolvierend ist, erhöht sie darüber hinaus die Flexibilität, denn je nach dem wie hoch der jeweilige Bedarf an Nettoumlaufvermögen, Investitionen und sonstige Finanzierungen ist, können die Finanzierungskosten durch eine Senkung der durchschnittlichen Verschuldung entsprechend reduziert werden. Für eine weitere Beschreibung der neuen Kreditfazilität (siehe auch „*Wesentliche Verträge—Sonstige wesentliche Vertragsverhältnisse—Finanzierungsverträge*").

Im Verlauf der oben beschriebenen Refinanzierungen konnte Demag Cranes die in Verbindung mit seiner Finanzverschuldung stehenden Zinsaufwendungen und ähnlichen Erträgen/ Aufwendungen (einschließlich Abschreibungen von Finanzierungskosten) erheblich reduzieren. Die Zinsaufwendungen vor Währungsgewinnen (-verlusten) nahmen von EUR 41,7 Mio. im Geschäftsjahr 2002/2003 auf EUR 33,9 Mio. im Geschäftsjahr 2004/2005 ab. Die Zinsaufwendungen vor Währungsgewinnen (-verlusten) verringerten sich von EUR 19,2 Mio. im Sechsmonatszeitraum zum 31. März 2005 auf EUR 10,8 Mio. im Sechsmonatszeitraum zum 31. März 2006. Demag Cranes glaubt, dass seine verbesserte Kreditposition im Zusammenhang mit der neuen Finanzierung die anhaltend positive Entwicklung des Geschäfts, aber auch des allgemeinen Marktumfeldes widerspiegelt.

Andere Faktoren, welche die Ergebnisse von Demag Cranes beeinflussen

Umsatzmix

Die Umsatzerlöse und Herstellungskosten von Demag Cranes spiegeln nicht nur das in einem bestimmten Zeitraum erzielte Volumen verkaufter Produkte und Serviceleistungen wider, sondern auch die Zusammensetzung dieser Verkäufe. Da die Umsatzerlöse einiger Produkte und Serviceleistungen im Verhältnis zu den Umsatzerlösen anderer Produkte und Serviceleistungen höhere Bruttoergebnismargen beinhalten, verbessert eine Steigerung der Umsatzerlöse solcher Produkte und Serviceleistungen – ausgedrückt als Prozentsatz des Gesamtumsatzes – die Bruttoergebnismarge der Gesellschaft. Umgekehrt würde eine Erhöhung des Umsatzanteils von Produkten und Serviceleistungen mit niedrigeren Bruttoergebnismargen zu einer Verringerung der Bruttoergebnismarge führen.

Im Geschäftsbereich Industriekrane haben Umsatzerlöse mit Komponenten im Allgemeinen höhere Bruttoergebnismargen als Umsatzerlöse mit Prozesskranen, die in der Regel wiederum höhere Bruttoergebnismargen als Standardkrane haben. Im Geschäftsbereich Hafentechnologie führen Serviceleistungen generell zu den höchsten Bruttoergebnismargen, gefolgt von nicht automatisierten Produkten und automatisierten Produkten. Umsatzerlöse des Geschäftsbereichs Services bieten in der Regel die höchsten Bruttoergebnismargen. Die Margen im Geschäftsbereich Industriekrane waren in der Vergangenheit relativ gering. Durch einen höheren Absatz von Produkten des Geschäftsbereichs Industriekrane können jedoch auch die Umsatzerlöse im höhermargigen Geschäftsbereich Services gesteigert werden, sofern es gelingt, die Käufer derartiger Produkte für entsprechende Serviceverträge zu gewinnen.

Wechselkursschwankungen

Die Gesellschaft schließt Geschäfte in anderen Währungen als dem Euro ab, insbesondere in US-Dollar. Daher wirken sich Währungsschwankungen zwischen dem Euro und dem US-Dollar sowie anderen Währungen auf die Ergebnisse der Gesellschaft aus. Die Anfälligkeit der Gesellschaft für Währungsschwankungen resultiert daraus, dass:

— der Großteil der Herstellungskosten in Euro anfällt und ein erheblicher Teil der Einnahmen in anderen Währungen, insbesondere in US-Dollar, erzielt wird; eine Stärkung des Euro im Verhältnis zu anderen Währungen, in denen die Gesellschaft Einnahmen erzielt, kann sich daher negativ auf ihre operativen Margen und Cash Flows auswirken; und dass

— gewisse Vermögenswerte Verbindlichkeiten, Einnahmen und Ausgaben der Gesellschaft in anderen Währungen als dem Euro abgerechnet werden; folglich wird das operative Ergebnis durch Währungsschwankungen beeinflusst.

Bei einem Vergleich der von Demag Cranes für Zwecke der externen Rechnungslegung verwendeten durchschnittlichen Wechselkurse für die Geschäftsjahre zum 30. September 2005 (EUR 1 = USD 1,27), 2004 (EUR 1 = USD 1,22) und dem 30. September 2003

(EUR 1 = USD 1,08) ergibt sich eine Steigerung des Wertes des Euro gegenüber dem US-Dollar zwischen 2003 und 2005 um 17,6%. Die operativen Ergebnisse von Demag Cranes wurden durch diese Wechselkursschwankungen beeinflusst, was zu insgesamt niedrigeren Umsatzerlösen und geringeren Gewinnmargen in den letzten drei Geschäftsjahren beigetragen hat.

Zur Steuerung und Minimierung des Wechselkursrisikos ist Demag Cranes seit 2005 bestrebt, die Preise seiner Produkte und Serviceleistungen bei Auftragseingang festzusetzen (anstatt einen Festpreis anzubieten) und seinen Kunden nach Möglichkeit die Rechnung in Euro auszustellen. Darüber hinaus arbeitet Demag Cranes mit lokalen Zulieferern und Herstellern und montiert gewisse Produkte im Geschäftsbereich Industriekrane in denjenigen Ländern, in denen die Gesellschaft aktiv ist. Demag Cranes schließt auch regelmäßig Devisenterminkontrakte ab, insbesondere für den Verkauf von Produkten des Geschäftsbereichs Hafentechnologie, indem die Gesellschaft typischerweise Devisenterminkontrakte für konkrete Kundenverträge abschließt, die am Tag des Auftragseingangs beginnen und bis zum Erhalt der Zahlung laufen.

Steuerliche Verlustvorträge

Demag Cranes besitzt zum 30. September 2005 steuerliche Verlustvorträge in Höhe von insgesamt EUR 220,1 Mio., von denen EUR 121,1 Mio. für Zwecke der deutschen Körperschaftsteuer, EUR 81,5 Mio. für Zwecke der deutschen Gewerbesteuer und EUR 17,5 Mio. für Zwecke bestimmter ausländischer Ertragsteuern verwendet werden können. Steuerliche Verlustvorträge werden in den Ländern, in denen die Gesellschaft der Ertragsteuer unterliegt, zur Verringerung der zu zahlenden Steuerlast eingesetzt. Unter gewissen Umständen kann es jedoch möglich sein, dass die bestehenden steuerlichen Verlustvorträge nicht genutzt werden können (siehe auch „*Risikofaktoren—Unter bestimmten Voraussetzungen könnte die zukünftige Nutzung der steuerlichen Verlustvorträge der Demag Cranes AG ganz oder teilweise entfallen und könnten Wertberichtigungen in der Konzernbilanz erforderlich sein*").

Für eine Erörterung der steuerlichen Verlustvorträge der Demag Cranes siehe auch Anhangsangabe 19 der Combined Financial Statements für das Geschäftsjahr zum 30. September 2005, die im Finanzteil dieses Prospekts abgedruckt sind.

Die wichtigsten Positionen der Gewinn- und Verlustrechnung von Demag Cranes

Umsatzerlöse

Demag Cranes erzielt Erlöse aus dem Verkauf von Produkten und Serviceleistungen in den Geschäftsbereichen Industriekrane, Hafentechnologie und Services. Für eine Erörterung der Faktoren, welche die Umsatzerlöse der Produkte und Serviceleistungen von Demag Cranes beeinflussen (siehe auch „*—Faktoren, welche die Nachfrage und Umsatzerlöse in den Geschäftsbereichen Industriekrane, Hafentechnologie und Services von Demag Cranes beeinflussen*").

Für eine Erörterung, wie Demag Cranes Verkäufe ihrer Produkte und Dienstleistungen in der Gewinn- und Verlustrechnung verbucht, siehe auch „*—Kritische Bilanzierungsgrundsätze—Erfassung von Umsatzerlösen*" sowie die Anhangsangabe 2 der Combined Financial Statements der Demag Cranes für das Geschäftsjahr zum 30. September 2005, die im Finanzteil dieses Prospekts abgedruckt sind.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen ("Herstellungskosten")

Herstellungskosten umfassen:

— Materialkosten;

— Personalkosten;

— Abschreibungen; und

— andere Aufwendungen.

Materialkosten, einschließlich Kosten für Rohstoffe und Zwischenprodukte, stellen den Großteil der Herstellungskosten von Demag Cranes dar. Der wichtigste von Demag Cranes, direkt und über Zulieferer indirekt, genutzte Rohstoff ist Stahl. Die Rohstoffkosten schwanken in Abhängigkeit des

Marktpreises für die jeweiligen Rohstoffe von Berichtszeitraum zu Berichtszeitraum (siehe auch „*—Faktoren, welche die Kosten von Demag Cranes beeinflussen – Materialaufwand und Volatilität der Rohstoffpreise*").

Zu den Personalkosten zählen Löhne und Gehälter, soziale Abgaben und Aufwendungen für Altersversorgung für nicht dem Management angehörige Mitarbeiter. Löhne und Gehälter, soziale Abgaben und Aufwendungen für Altersversorgung für Verwaltungs- und Verkaufspersonal sind im Posten „Vertriebs- und allgemeine Verwaltungskosten" enthalten Löhne und Gehälter, soziale Abgaben und Aufwendungen für Altersversorgung der Mitarbeiter, die in der Forschung und Entwicklung von Demag Cranes beschäftigt sind, sind im Posten „Forschung und Entwicklung" berücksichtigt.

Die Herstellungskosten umfassen auch Abschreibungen und sonstige Aufwendungen. Dazu gehören die Frachtkosten in den Geschäftsbereichen Hafentechnologie und Industriekrane im Zusammenhang mit der Auslieferung der Produkte, sofern diese gemäß Verträgen verkauft werden, die eine Montage am Standort des Kunden vorsehen. Alle anderen Frachtkosten des Geschäftsbereichs Industriekrane werden im Posten „Vertriebs- und allgemeine Verwaltungskosten" berücksichtigt.

Die Combined Financial Statements von Demag Cranes und die Erörterungen in diesem Abschnitt „*Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage*" enthalten eine Darstellung der gesamten Herstellungskosten, einschließlich der aus der Anwendung der Erwerbsmethode resultierenden Aufwendungen sowie bestimmter anderer Einmaleffekte. Die Herstellungskosten der Geschäftsbereiche beinhalten diese Effekte jedoch nicht (siehe auch „*—Der Erwerb*").

Forschungs- und Entwicklungskosten

Die Forschungs- und Entwicklungskosten umfassen Aufwendungen im Zusammenhang mit Forschungs- und Entwicklungsaktivitäten (einschließlich relevanter Personalkosten) mit Ausnahme der aktivierten Entwicklungskosten.

Vertriebs- und allgemeine Verwaltungskosten

Vertriebs- und allgemeine Verwaltungskosten umfassen:

— Marketing und Vertriebskosten;

— allgemeine Verwaltungskosten; und

— Holdingkosten.

Die Marketing- und Vertriebskosten umfassen die Kosten der Marketing- und Vertriebsorganisation (einschließlich relevanter Personalkosten) sowie Vertriebskosten, Frachtkosten (mit Ausnahme von Frachtkosten, die in den Herstellungskosten enthalten sind) und Verkaufsprovisionen. Die allgemeinen Verwaltungskosten umfassen Personalkosten und personalunabhängige Kosten, die mit dem Hauptverwaltungssitz und anderen Verwaltungszentren in Zusammenhang stehen, darunter Aufwendungen für Buchhaltung, Rechtsberatung und behördliche Auflagen. Die Holdingkosten umfassen Aufwendungen für bestimmte Dienstleistungen, wie etwa strategische Beratungs- und Finanzdienstleistungen, die von den Muttergesellschaften von Demag Cranes gegen eine Gebühr erbracht wurden (siehe auch „*Geschäfte und Rechtsbeziehungen mit nahe stehenden Personen*").

Sonstige betriebliche Erträge (Aufwendungen), netto

Sonstige betriebliche Erträge (Aufwendungen), netto, beinhalten Erträge, die nicht direkt mit der Hauptgeschäftstätigkeit von Demag Cranes in Verbindung stehen, wie Veräußerungen von Vermögenswerten und Währungskurseffekte aus Wechselkursschwankungen. Sonstige betriebliche Erträge (Aufwendungen) können aufgrund signifikanter, nicht regelmäßig auftretender Ereignisse von Berichtszeitraum zu Berichtszeitraum erheblich schwanken.

Erträge aus der Beteiligung an assoziierten Unternehmen

Die Erträge aus der Beteiligung an assoziierten Unternehmen beinhalten den auf Demag Cranes entfallenden Anteil am Ergebnis des assoziierten Unternehmens MHE Demag (S) Pte. Ltd., dem 50%-Joint Venture von Demag Cranes mit Jebsen & Jessen (SEA) in Singapur.

Zinsen und ähnliche Erträge (Aufwendungen), netto

Zinsen und ähnliche Aufwendungen, netto, umfassen insbesondere Zinsaufwendungen im Zusammenhang mit den Kreditfazilitäten von Demag Cranes, verrechnet mit Zinseinnahmen aus Beständen an Bargeld, Zahlungsmitteln und marktfähigen Wertpapieren sowie Abschreibungen von aktivierten Finanzierungskosten und Wechselkursgewinnen (-verlusten). Die Gesellschaft ist überzeugt, dass sie in Zukunft durch die Verbesserung ihrer Kreditposition eine Senkung der Zinsaufwendungen erreichen kann. Demag Cranes nimmt derzeit kein Hedging gegen Fluktuationen variabler Zinssätze vor (siehe *auch „—Qualitative und quantitative Offenlegungen von Marktrisiken—Zinssatzrisiko").*

Ertragsteuerertrag (Ertragsteueraufwand)

Ertragsteueraufwendungen bzw. -erträge beziehen sich auf Körperschaft- und Gewerbesteuer, die von Demag Cranes gezahlt bzw. an die Gesellschaft zurückerstattet wurde, auf Aufwendungen und Erträge aus Zuführungen und Auflösungen von Steuerrückstellungen und der Erfassung von Steuerforderungen sowie latenten Steuern.

Darstellung und Analyse der Betriebsergebnisse und der Finanzlage

Betriebsergebnisse

Außer im Fall ausdrücklicher anderer Angaben basiert die folgende Analyse der Betriebsergebnisse von Demag Cranes auf dem Vergleich der Combined Financial Statements der Gesellschaft für die Geschäftsjahre zum 30. September 2005, 2004 und 2003 sowie auf den zusammengefassten Halbjahresabschlüssen für die Sechsmonatszeiträume zum 31. März 2006 und des vergleichbaren Vorjahreszeitraums.

Die folgenden Tabellen geben Auskunft über bestimmte Posten aus den zusammengefassten Gewinn- und Verlustrechnungen von Demag Cranes für die letzten drei Geschäftsjahre zum 30. September 2005, 2004 und 2003 sowie für die Sechsmonatszeiträume zum 31. März 2005 und 2006, zusammen mit dem Umsatzanteil in Prozent, den jeder dieser Posten darstellt.

	Geschäftsjahre zum 30. September					
	2003	%	2004	%	2005	%
	(geprüft) (in EUR Mio., außer Prozentsätze)					
Umsatzerlöse	844,0	100,0	810,1	100,0	881,6	100,0
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(695,9)	(82,5)	(621,7)	(76,7)	(654,0)	(74,2)
Bruttoergebnis vom Umsatz	**148,1**	**17,5**	**188,4**	**23,3**	**227,6**	**25,8**
Forschungs- und Entwicklungskosten	(35,7)	(4,2)	(20,2)	(2,5)	(17,1)	(1,9)
Vertriebs- und allgemeine Verwaltungskosten	(174,1)	(20,6)	(168,1)	(20,8)	(190,5)	(21,6)
Sonstige betriebliche Erträge (Aufwendungen), netto	5,8	0,7	6,2	0,8	15,6	1,8
Erträge aus Beteiligung an assoziierten Unternehmen	0,7	0,1	0,8	0,1	0,7	0,1
Jahresergebnis vor Zinsergebnis und Ertragsteuern (EBIT)	**(55,2)**		**7,1**		**36,1**	
Zinsen und ähnliche Erträge (Aufwendungen), netto	(12,3)	(1,5)	(37,2)	(4,6)	(33,6)	(3,8)
Jahresergebnis vor Ertragsteuern (EBT)	**(67,5)**		**(30,0)**		**2,5**	
Ertragsteuerertrag (-aufwand)	21,7	2,6	10,6	1,3	(2,0)	(0,2)
Jahresüberschuss (-fehlbetrag) nach Steuern	**(45,9)**	**(5,4)**	**(19,5)**	**(2,4)**	**0,5**	**0,1**

	Sechsmonatszeiträume zum 31. März			
	2005	%	2006	%
	(nicht geprüft) (in EUR Mio., außer Prozentsätze)			
Umsatzerlöse	392,1	100,0	465,2	100,0
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	(290,4)	(74,1)	(342,4)	(73,6)
Bruttoergebnis vom Umsatz	**101,6**	**25,9**	**122,8**	**26,4**
Forschungs- und Entwicklungskosten	(8,4)	(2,1)	(7,9)	(1,7)
Vertriebs- und allgemeine Verwaltungskosten	(91,1)	(23,2)	(95,9)	(20,6)
Sonstige betriebliche Erträge (Aufwendungen), netto	3,3	0,8	0,0	—
Erträge aus Beteiligung an assoziierten Unternehmen	0,3	0,1	0,4	0,1
Jahresergebnis vor Zinsergebnis und Ertragsteuern (EBIT)	**5,8**	**1,5**	**19,4**	**4,2**
Zinsen und ähnliche Erträge (Aufwendungen), netto	(18,9)	(4,8)	(8,4)	(1,8)
Jahresergebnis vor Ertragsteuern (EBT)	**(13,1)**	**(3,3)**	**11,0**	**2,4**
Ertragsteuerertrag (-aufwand)	5,4	1,4	(2,3)	(0,5)
Jahresüberschuss (-fehlbetrag) nach Steuern	**(7,8)**	**(2,0)**	**8,6**	**1,8**

Information über die Geschäftsbereiche

Das Geschäft der Demag Cranes ist in drei Geschäftsbereiche gegliedert: Industriekrane, Hafentechnologie und Services. Im Geschäftsbereich Industriekrane entwickelt, produziert und verkauft Demag Cranes Standard- und Prozesskrane für industrielle Anwendungen, Seil- und Kettenzüge und weitere Krankomponenten. In dem Sechsmonatszeitraum zum 31. März 2006 machten Krane 53,6% des Umsatzes des Geschäftsbereichs Industriekrane aus. Im Geschäftsbereich Hafentechnologie entwickelt, produziert und verkauft Demag Cranes nicht automatisierte Produkte, wie Hafenmobil- und Hafenpontonkrane, die zurzeit rund dreiviertel der Verkaufserlöse des Geschäftsbereichs Hafentechnologie ausmachen, sowie automatisierte Produkte, wie vollautomatische Containertransportfahrzeuge und vollautomatische Stapelkrane. Darüber hinaus bietet Demag Cranes integrierte Softwarelösungen für Hafenterminals durch den Geschäftsbereich Hafentechnologie an, sowie Serviceleistungen für Produkte, die vom Geschäftsbereich Hafentechnologie hergestellt werden. Im Geschäftsbereich Services stellt Demag Cranes Instandhaltungs- und Modernisierungsleistungen für vom Geschäftsbereich Industriekrane hergestellte Produkte zur Verfügung. Die Umsatzerlöse mit Ersatzteilen sind ebenfalls im Geschäftsbereich Services ausgewiesen.

Die nachstehenden Tabellen zeigen externe Umsatzerlöse, Bruttoergebnis vom Umsatz sowie EBIT für jeden der Geschäftsbereiche für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003 sowie die Sechsmonatszeiträume zum 31. März 2006 und 31. März 2005, zusammen mit dem Anteil des entsprechenden Geschäftsbereichs an den Umsatzerlösen des Konzerns. Auf Konzernebene weist das Management das bereinigte Bruttoergebnis, das bereinigte EBIT und das bereinigte EBITDA aus, um die Auswirkungen der Anwendung der Erwerbsmethode und die oben beschriebenen Einmaleffekte sowie gewisse Belastungen durch die Muttergesellschaft zu bereinigen. Neben den Effekten aus der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb reflektieren die Combined Financial Statements auch Restrukturierungs- und Beratungskosten, die primär mit Restrukturierungsmaßnahmen in Zusammenhang stehen, Abfindungs- und Freisetzungskosten, Gewinne (Verluste) aus Desinvestitionen sowie gewisse sonstige Aufwendungen und Erträge, welche das Management für normalerweise nicht wiederholend oder nicht mit dem normalen Geschäftsverlauf in Verbindung stehend betrachtet, auch wenn einige dieser Posten in mehr als einer Geschäftsperiode zu Aufwand geführt haben.

Die unten aufgeführten Ergebnisse der Geschäftsbereiche schließen die Effekte von Posten, welche das Management als „Einmaleffekte" bezeichnet, ebenfalls aus (siehe auch „—*Der Erwerb*"

und „—*Faktoren, welche die Kosten von Demag Cranes beeinflussen—Restrukturierungs- und Kostenreduktionsprogramme*").

	Geschäftsjahre zum 30. September					
	2003	%	2004	%	2005	%
			(geprüft) (in EUR Mio., außer Prozentsätze)			
Umsatzerlöse nach Geschäftsbereich						
Industriekrane	439,7		393,6		409,9	
Hafentechnologie[(1)]	183,4		194,9		237,1	
Services	220,8		221,6		234,6	
Umsatzerlöse gesamt	844,0		810,1		881,6	
Bruttoergebnis vom Umsatz	**148,1**	**17,5**	**188,4**	**23,3**	**227,6**	**25,8**
Industriekrane	111,5	25,4	87,4	22,2	103,4	25,2
Hafentechnologie	43,7	23,8	43,6	22,4	52,0	21,9
Services	78,2	35,4	74,8	33,8	86,7	37,0
Bereinigtes Bruttoergebnis vom Umsatz	233,4	27,7	205,8	25,4	242,1	27,5
EBIT	**(55,2)**	**(6,5)**	**7,1**	**0,9**	**36,1**	**4,1**
Industriekrane	(1,7)	(0,4)	(15,9)	(4,0)	1,3	0,3
Hafentechnologie	9,6	5,2	15,5	8,0	20,4	8,6
Services	44,3	20,1	34,4	15,5	42,3	18,0
Bereinigtes EBIT	**52,2**	**6,2**	**34,1**	**4,2**	**64,0**	**7,3**

	Sechsmonatszeiträume zum 31. März			
	2005	%	2006	%
		(nicht geprüft) (in EUR Mio., außer Prozentsätze)		
Umsatzerlöse nach Geschäftsbereich		**100,0**		**100,0**
Industriekrane	196,9		226,4	
Hafentechnologie[(1)]	84,6		110,7	
Services	110,5		128,0	
Gesamtumsatz	392,1		465,2	
Bruttoergebnis vom Umsatz	**101,6**	**25,9**	**122,8**	**26,4**
Industriekrane	49,7	25,2	58,2	25,7
Hafentechnologie	17,3	20,4	23,8	21,5
Services	41,1	37,2	47,4	37,0
Bereinigtes Bruttoergebnis vom Umsatz	108,1	27,6	129,3	27,8
EBIT	**5,8**	**1,5**	**19,4**	**4,2**
Industriekrane	(4,3)	(2,2)	2,4	1,1
Hafentechnologie	3,6	4,3	7,0	6,3
Services	19,6	17,7	21,5	16,8
Bereinigtes EBIT	**18,8**	**4,8**	**30,9**	**6,6**

(1) Beinhaltet Umsatzerlöse des Geschäftsbereichs Hafentechnologie, die aus dem Verkauf von Produkten an den Geschäftsbereich Industriekrane zur Weiterveräußerung an den Endkunden resultieren. Diese konzerninternen Umsatzerlöse zwischen den Geschäftsbereichen betrugen im Geschäftsjahr 2004/2005 EUR 15,7 Mio., im Geschäftsjahr 2003/2004 EUR 5,6 Mio. und im Geschäftsjahr 2002/2003 EUR 6,1 Mio. Im Sechsmonatszeitraum zum 31. März 2006 beliefen sich diese konzerninternen Umsatzerlöse auf EUR 10,7 Mio. und EUR 6,5 Mio. für den gleichen Zeitraum im Geschäftsjahr 2004/2005. Die Eliminierung erfolgt auf Ebene des Geschäftsbereichs Industriekrane.

Die folgende Tabelle erläutert die Umsatzerlöse von Demag Cranes nach geographischen Märkten:

	Geschäftsjahre zum 30. September					
	2003	%	2004	%	2005	%
	(geprüft) (in EUR Mio., außer Prozentsätze)					
Umsatzerlöse	**844,0**	**100,0**	**810,1**	**100,0**	**881,6**	**100,0**
Deutschland	192,2	22,8	181,2	22,4	181,8	20,6
Europa (ohne Deutschland)	338,9	40,2	305,7	37,7	367,7	41,7
Nord- und Südamerika	148,5	17,6	132,3	16,3	155,3	17,6
Sonstige Regionen	164,5	19,5	190,9	23,6	176,8	20,1

Vergleich der zum 31. März 2006 und zum 31. März 2005 endenden Sechsmonatszeiträume

Umsatzerlöse

Die Umsatzerlöse stiegen von EUR 392,1 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 73,1 Mio., bzw. 18,6%, auf EUR 465,2 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Starke Umsatzzuwächse wurden in allen drei Geschäftsbereichen erzielt, wobei mit einer Steigerung von 30,9% das höchste Wachstum im Geschäftsbereich der Hafentechnologie erreicht wurde.

Die Umsatzerlöse des Geschäftsbereichs Industriekrane erhöhten sich von EUR 196,9 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 29,5 Mio., bzw. 15,0%, auf EUR 226,4 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Dieser Umsatzanstieg kam vor allem aufgrund erhöhter Umsatzerlöse mit Standard- und Prozesskranen zustande. Außerdem ist der Umsatzanstieg in einem geringeren Umfang auf eine leichte Steigerung der Preisniveaus zurückzuführen. Der Anstieg der Umsatzerlöse im Geschäftsbereich Industriekrane beruht unter anderem auf höheren Umsatzerlösen in den USA, Brasilien, Indien, Südafrika und China.

Die Umsatzerlöse der Hafentechnologie stiegen von EUR 84,6 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 26,1 Mio., bzw. 30,9%, auf EUR 110,7 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Diese Entwicklung war insbesondere eine Folge der aufgrund steigender Containertransportvolumina anhaltend hohen Nachfrage nach nicht automatisierten Produkten, insbesondere Hafenmobilkranen. Ferner ist der Umsatzanstieg durch einen leichten Anstieg des Verkaufs automatisierter Produkte zu erklären, der insbesondere auf den Absatz vollautomatischer Containertransportfahrzeuge zurückzuführen ist. Ein Vergleich des Sechsmonatszeitraums zum 31. März 2006 mit dem Vorjahreszeitraum weist gestiegene Umsätze für den Geschäftsbereich Hafentechnologie in den Niederlanden, Italien und in den USA auf.

Die Umsatzerlöse im Geschäftsbereich Services stiegen von einem Niveau von EUR 110,5 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 17,5 Mio., bzw. 15,8%, auf EUR 128,0 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Dieser Zuwachs ist im Wesentlichen auf gestiegene Investitionen aufgrund besserer wirtschaftlicher Rahmenbedingungen zurückzuführen, welche zu erhöhter Nachfrage nach Modernisierungs- und Instandhaltungsleistungen führten. Der Umsatzanstieg im Geschäftsbereich Services beruht unter anderem auf gestiegenen Umsatzerlösen in den USA, Brasilien, Südafrika und China.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen ("Herstellungskosten")

Auf Konzernebene erhöhten sich die Herstellungskosten verglichen mit EUR 290,4 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 52,0 Mio., bzw. 17,9%, auf EUR 342,4 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode und der Einmaleffekte stiegen die Herstellungskosten für den Konzern von EUR 283,9 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 52,0 Mio., bzw. 18,3%, auf EUR 335,9 Mio. für den Sechsmonatszeitraum zum 31. März 2006.

Die folgende Tabelle erläutert Materialkosten, Personalkosten, Abschreibungen sowie andere Kosten als Prozentsatz der Herstellungskosten für den Konzern jeweils für den Sechsmonatszeitraum zum 31. März 2005 und 31. März 2006:

	Sechsmonatszeiträume zum 31. März	
	2005	2006
	(% der Herstellungskosten)	
Materialkosten	61,7	66,3
Personalkosten	32,4	28,3
Abschreibungen	2,3	2,0
Andere Kosten	3,6	3,4

Die Herstellungskosten für den Geschäftsbereich Industriekrane stiegen verglichen mit EUR 147,2 Mio. (74,8% der entsprechenden Geschäftsbereichsumsätze) für den Sechsmonatszeitraum zum 31. März 2005 um EUR 21,1 Mio., bzw. 14,3%, auf EUR 168,3 Mio. (74,3% der entsprechenden Geschäftsbereichsumsätze) für den Sechsmonatszeitraum zum 31. März 2006. Diese Entwicklung ist in erster Linie die Folge der gestiegenen Umsätze des Geschäftsbereichs Industriekrane.

Die Herstellungskosten des Geschäftsbereichs Hafentechnologie stiegen von EUR 67,2 Mio. (79,4% der entsprechenden Geschäftsbereichsumsätze) für den Sechsmonatszeitraum zum 31. März 2005 um EUR 19,7 Mio., bzw. 29,3%, auf EUR 86,9 Mio. (78,5% der entsprechenden Geschäftsbereichsumsätze) für den Sechsmonatszeitraum zum 31. März 2006. Dieser Anstieg der Herstellungskosten hat seine Ursache im Wesentlichen in gestiegenen Umsätzen des Geschäftsbereichs Hafentechnologie.

Die Herstellungskosten für den Geschäftsbereich Services stiegen von EUR 69,4 Mio. (62,8% der entsprechenden Geschäftsbereichsumsätze) für den Sechsmonatszeitraum zum 31. März 2005 um EUR 11,2 Mio., bzw. 16,1%, auf EUR 80,6 Mio. (63,0% der entsprechenden Geschäftsbereichsumsätze) für den Sechsmonatszeitraum zum 31. März 2006. Dies war Ausdruck der Umsatzsteigerung und einer Mix-Veränderung bei den erbrachten Serviceleistungen.

Bruttoergebnis vom Umsatz

Infolge der oben erwähnten Faktoren stieg das Bruttoergebnis vom Umsatz des Konzerns von EUR 101,6 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 21,2 Mio., bzw. 20,9%, auf EUR 122,8 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Das bereinigte Bruttoergebnis vom Umsatz für den Konzern stieg von EUR 108,1 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 21,2 Mio., bzw. 19,6%, auf EUR 129,3 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Das Bruttoergebnis pro Geschäftsbereich schließt die Effekte der Erwerbsmethode sowie Einmaleffekte nicht mit ein.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Industriekrane stieg von EUR 49,7 Mio. (25,2% des entsprechenden Geschäftsbereichsumsatzes) für den Sechsmonatszeitraum zum 31. März 2005 um EUR 8,5 Mio., bzw. 17,1%, auf EUR 58,2 Mio. (25,7% des entsprechenden Geschäftsbereichsumsatzes) für den Sechsmonatszeitraum zum 31. März 2006.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Hafentechnologie stieg von EUR 17,3 Mio. (20,4% des entsprechenden Geschäftsbereichsumsatzes) für den Sechsmonatszeitraum zum 31. März 2005 um EUR 6,5 Mio., bzw. 37,6%, auf EUR 23,8 Mio. (21,5% des entsprechenden Geschäftsbereichsumsatzes) für den Sechsmonatszeitraum zum 31. März 2006.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Services stieg von EUR 41,1 Mio. (37,2% des entsprechenden Geschäftsbereichumsatzes) für den Sechsmonatszeitraum zum 31. März 2005 um EUR 6,3 Mio., bzw. 15,3%, auf EUR 47,4 Mio. (37,0% des entsprechenden Geschäftsbereichumsatzes) für den Sechsmonatszeitraum zum 31. März 2006.

Forschungs- und Entwicklungskosten

Die Forschungs- und Entwicklungskosten reduzierten sich von EUR 8,4 Mio. (2,1% der Umsatzerlöse) für den Sechsmonatszeitraum zum 31. März 2005 um EUR 0,5 Mio., bzw. 6,0%, auf EUR 7,9 Mio. (1,7% der Umsatzerlöse) für den Sechsmonatszeitraum zum 31. März 2006. Der Rückgang der Forschungs- und Entwicklungskosten resultiert hauptsächlich aus dem erfolgreichen Abschluss von Produktentwicklungen im Sechsmonatszeitraum zum 31. März 2005 sowie aus einem Anstieg bei der Aktivierung von Entwicklungskosten im Sechsmonatszeitraum zum 31. März 2006 auf EUR 3,6 Mio. im Vergleich zu EUR 1,8 Mio. im Vorjahreszeitraum. Diese stammen ausschließlich aus dem Geschäftsbereich Hafentechnologie. Demag Cranes aktivierte keine Entwicklungskosten in den Geschäftsbereichen Industriekrane und Services. Die Anwendung der Erwerbsmethode und Einmaleffekte hatten keine wesentlichen Auswirkungen auf die Forschungs- und Entwicklungskosten für den Sechsmonatszeitraum zum 31. März 2006.

Im Geschäftsbereich Industriekrane bezogen sich die Forschungs- und Entwicklungskosten für den Sechsmonatszeitraum zum 31. März 2006 hauptsächlich auf die Entwicklung weiterer Baugrößen und ergänzender Optionen der neuen Seil- und Kettenzug-Produktfamilien sowie die Weiterentwicklung bestehender Produkte. Im Geschäftsbereich Hafentechnologie umfassten wichtige Forschungs- und Entwicklungsprojekte die Weiter- und Serienentwicklung existierender Produkte, vor allem der Fachwerkportalkrane und der Hafenmobilkrane der Generation 5.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten stiegen im Vergleich zu EUR 91,1 Mio. (23,2% der Umsatzerlöse) für den Sechsmonatszeitraum zum 31. März 2005 um EUR 4,8 Mio., bzw. 5,3%, auf EUR 95,9 Mio. (20,6% der Umsatzerlöse) für den Sechsmonatszeitraum zum 31. März 2006. Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode sowie der Einmaleffekte und Holdingkosten stiegen die Vertriebs- und allgemeinen Verwaltungskosten im Vergleich zu EUR 80,6 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 10,0 Mio., bzw. 12,4%, auf EUR 90,6 Mio. für den Sechsmonatszeitraum zum 31. März 2006.

Marketing- und Verkaufskosten machten 13,5%, allgemeine Verwaltungskosten 7,2% der Umsatzerlöse für den Sechsmonatszeitraum zum 31. März 2006 aus, verglichen mit 15,2% bzw. 8,1% der Umsatzerlöse für den Sechsmonatszeitraum zum 31. März 2005.

Der Anstieg der Vertriebs- und allgemeinen Verwaltungskosten resultierte überwiegend aus in Folge des Umsatzwachstums gestiegenen Vertriebskosten. Desweiteren erforderte die Markteinführung neuer Produkte einen erhöhten Marketingaufwand. Außerdem führte die Vorbereitung des Börsengangs und andere Einmaleffekte zu höheren allgemeinen Verwaltungskosten. Kostenreduktionen durch die erfolgreiche Umsetzung von Kostensenkungsmaßnahmen konnten den Anstieg der Vertriebs- und allgemeinen Verwaltungskosten nur zum Teil ausgleichen.

Sonstige betriebliche Erträge (Aufwendungen), netto

Sonstige betriebliche Erträge gingen von EUR 3,3 Mio. für den Sechsmonatszeitraum zum 31. März 2005 auf EUR 0,0 Mio. für den Sechsmonatszeitraum zum 31. März 2006 zurück. Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode und der Einmaleffekte verringerten sich die sonstigen betrieblichen Aufwendungen von EUR 0,7 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 0,3 Mio., bzw. 42,9%, auf EUR 0,4 Mio. für den Sechsmonatszeitraum zum 31. März 2006.

Diese Abnahme spiegelt im Wesentlichen Erträge aus der Auflösung von Rückstellungen für Jubiläumszahlungen infolge des Abschlusses des Sanierungstarifvertrags mit der IG Metall im Sechsmonatszeitraum zum 31. März 2006 wider.

Erträge aus der Beteiligung an assoziierten Unternehmen

Die Erträge aus der Beteiligung an assoziierten Unternehmen nahmen von EUR 0,3 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 0,1 Mio., bzw. 33,3%, auf EUR 0,4 Mio. für den Sechsmonatszeitraum zum 31. März 2006 zu.

EBIT

Aufgrund der oben erörterten Faktoren stieg das EBIT des Konzerns von EUR 5,8 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 13,6 Mio. auf EUR 19,4 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Das bereinigte EBIT für den Konzern stieg von EUR 18,8 Mio. für den Sechsmonatszeitraum zum 31. März 2005 auf EUR 30,9 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Das EBIT der Geschäftsbereiche berücksichtigt nicht die Effekte durch die Anwendung der Erwerbsmethode, Einmaleffekte und Holdingkosten.

Das EBIT für den Geschäftsbereich Industriekrane stieg von einem negativen EBIT in Höhe von EUR 4,3 Mio. für den Sechsmonatszeitraum zum 31. März 2005 auf einen positiven Wert in Höhe von EUR 2,4 Mio. für den Sechsmonatszeitraum zum 31. März 2006.

Das EBIT für den Geschäftsbereich Hafentechnologie stieg von EUR 3,6 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 3,4 Mio. auf EUR 7,0 Mio. für den Sechsmonatszeitraum zum 31. März 2006.

Das EBIT für den Geschäftsbereich Services stieg von EUR 19,6 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 1,9 Mio., bzw. 9,7%, auf EUR 21,5 Mio. für den Sechsmonatszeitraum zum 31. März 2006.

Zinsen und ähnliche Erträge (Aufwendungen), netto

Zinsen und ähnliche Aufwendungen, netto, reduzierten sich von EUR 18,9 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 10,5 Mio., bzw. 55,6%, auf EUR 8,4 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Dieser Rückgang erklärt sich hauptsächlich durch die Abschreibung der Finanzierungskosten aus der Kreditfazilität 2002 in Zusammenhang mit der Refinanzierung dieser Kreditfazilität durch die Kreditfazilität 2005 im Sechsmonatszeitraum zum 31. März 2005 sowie durch geringere Zinsaufwendungen durch die Rückführung erstrangiger Darlehen. Abschreibungen von Finanzierungskosten fielen insgesamt von EUR 7,6 Mio. für den Sechsmonatszeitraum zum 31. März 2005 auf EUR 1,2 Mio. für den Sechsmonatszeitraum zum 31. März 2006. Die Zinsaufwendungen, inklusive Abschreibungen von Finanzierungskosten, vor Währungsgewinnen (-verlusten) fielen von EUR 19,2 Mio. für den Sechsmonatszeitraum zum 31. März 2005 um EUR 8,4 Mio., bzw. 43,6%, auf EUR 10,8 Mio. für den Sechsmonatszeitraum zum 31. März 2006.

Ertragsteuerertrag (-aufwand), netto

Demag Cranes verbuchte Ertragsteueraufwendungen von EUR 2,3 Mio. für den Sechsmonatszeitraum zum 31. März 2006, im Vergleich zu Ertragsteuererträgen von EUR 5,4 Mio. für den Sechsmonatszeitraum zum 31. März 2005. Der Steueraufwand stieg durch ein positives Vorsteuerergebnis von EUR 11,0 Mio. für den Sechsmonatszeitraum zum 31. März 2006, verglichen mit einem negativen Vorsteuerergebnis im Vorjahreszeitraum. Der Steueraufwand stieg unterproportional aufgrund der ergebniswirksamen Auflösung latenter Steuerverbindlichkeiten in Höhe von EUR 1,9 Mio., woraus eine Reduzierung des Ertragsteueraufwandes resultierte. Diese konnten aufgrund neuerer Erkenntnisse zur Besteuerung des Verkaufs einer Immobilie im Vereinigten Königreich aufgelöst werden.

Jahresüberschuss (-fehlbetrag) nach Steuern

Aufgrund der oben dargestellten Faktoren erhöhte sich der Jahresüberschuss nach Steuern für den Sechsmonatszeitraum zum 31. März 2006 auf EUR 8,6 Mio., verglichen mit einem Jahresfehlbetrag nach Steuern von EUR 7,8 Mio. für den Sechsmonatszeitraum zum 31. März 2005.

Vergleich des Geschäftsjahres 2004/2005 mit dem Geschäftsjahr 2003/2004

Umsatzerlöse

Die Umsatzerlöse stiegen von EUR 810,1 Mio. im Geschäftsjahr 2003/2004 um EUR 71,5 Mio., bzw. 8,8%, auf EUR 881,6 Mio. im Geschäftsjahr 2004/2005. Diese Entwicklung spiegelt einen Umsatzanstieg in allen drei Geschäftsbereichen, insbesondere im Geschäftsbereich Hafentechnologie, wider. Dieser Umsatzanstieg ergibt sich insbesondere aus einer Zunahme des

Geschäfts in einzelnen west- und osteuropäischen Ländern, der GUS und Nord- und Südamerika. Die Umsatzerlöse in Deutschland blieben stabil.

Die Umsatzerlöse des Geschäftsbereichs Industriekrane erhöhten sich von EUR 393,6 Mio. im Geschäftsjahr 2003/2004 um EUR 16,3 Mio., bzw. 4,1%, auf EUR 409,9 Mio. im Geschäftsjahr 2004/2005. Ohne Berücksichtigung abgegebener Geschäfte, deren Anteil am Gesamtumsatz im Geschäftsjahr 2003/2004 EUR 12,1 Mio. und im Geschäftsjahr 2004/2005 EUR 4,5 Mio. betrug, sind die Umsatzerlöse zwischen dem Geschäftsjahr 2003/2004 und dem Geschäftsjahr 2004/2005 um 6,3% gestiegen. Diese Umsatzsteigerung kam insbesondere aufgrund erhöhter Umsatzerlöse mit Standardkranen und Kettenzügen zustande. Daneben profitierten die Umsatzerlöse auch von einer Erholung des Preisniveaus. Die positive Geschäftsentwicklung im Geschäftsbereich Industriekrane beruht aus Sicht der Gesellschaft sowohl auf einem einsetzenden zyklischen Aufschwung in Westeuropa und der fortgesetzten konjunkturellen Erholung in den Vereinigten Staaten, als auch auf einer starken Nachfrage in den Schwellenländern, wie Brasilien, Asien und insbesondere China, sowie in der GUS und in Osteuropa.

Die Umsatzerlöse des Geschäftsbereichs Hafentechnologie erhöhten sich von EUR 194,9 Mio. im Geschäftsjahr 2003/2004 um EUR 42,2 Mio., bzw. 21,7%, auf EUR 237,1 Mio. im Geschäftsjahr 2004/2005. Diese positive Entwicklung ist insbesondere eine Folge der hohen Umsatzerlöse mit Hafenmobilkranen aufgrund einer gesteigerten Kundennachfrage als Reaktion auf anhaltend höhere Containertransportvolumina und einer Steigerung der Umsatzerlöse mit erfolgreichen neuen Produkten. Die Umsatzerlöse mit automatisierten Produkten sind zwischen dem Geschäftsjahr 2003/2004 und dem Geschäftsjahr 2004/2005 um 93,6% gestiegen. Demag Cranes verkaufte 45 vollautomatische Containertransportfahrzeuge und sechs Fachwerkportalkrane im Geschäftsjahr 2004/2005, verglichen mit zehn vollautomatischen Containertransportfahrzeugen und vier Fachwerkportalkranen im Vorjahr. Dieser Steigerung wirkten jedoch zum Teil Preiswettbewerb in einzelnen Märkten, die nachteiligen Auswirkungen der Abwertung des US-Dollars gegenüber dem Euro und der unterschiedliche Mix verkaufter Produkte entgegen. Ein Vergleich des Geschäftsjahres 2004/2005 mit dem Vorjahr weist gestiegene Umsatzerlöse für Hafentechnologie-Produkte in Europa, Asien, Nord-, Mittel- und Südamerika sowie dem Nahen Osten auf.

Die Umsatzerlöse im Geschäftsbereich Services haben von EUR 221,6 Mio. im Geschäftsjahr 2003/2004 um EUR 13,0 Mio., bzw. 5,9%, auf EUR 234,6 Mio. im Geschäftsjahr 2004/2005 zugelegt. Dieser Zuwachs ist im Wesentlichen auf den erhöhten Umsatz mit Ersatzteilen durch die gestiegene Kundennachfrage zurückzuführen, da Kunden die Investitionen in den Ersatz von Maschinen und Ersatzteilen im Vorjahr aufgeschoben hatten, und zu einem geringeren Maße auf die erhöhte Nachfrage nach Instandhaltungsleistungen. Demag Cranes war ferner in der Lage, Marktanteile im Geschäftsbereich Services hinsichtlich fremdproduzierter Krane zu gewinnen. Strategisch wichtiger Umsatzzuwachs im Geschäftsbereich Services wurde in Brasilien und in den USA erzielt.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen („Herstellungskosten")

Auf Konzernebene erhöhten sich die Herstellungskosten um EUR 32,3 Mio., bzw. 5,2%, auf EUR 654,0 Mio. im Geschäftsjahr 2004/2005, verglichen mit EUR 621,7 Mio. im Geschäftsjahr 2003/2004. Diese Entwicklung spiegelt im Wesentlichen das Umsatzwachstum im Geschäftsbereich Hafentechnologie wider. Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode und der Einmaleffekte stiegen die Herstellungskosten für den Konzern um EUR 35,1 Mio., bzw. 5,8%, auf EUR 639,4 Mio. im Geschäftsjahr 2004/2005, verglichen mit EUR 604,3 Mio. im Geschäftsjahr 2003/2004.

Die folgende Tabelle zeigt die Materialkosten, Personalkosten, Abschreibungen sowie sonstige Aufwendungen als Prozentsatz der Herstellungskosten des Konzerns für die Geschäftsjahre 2004/2005 und 2003/2004:

	Geschäftsjahre zum 30. September	
	2004	2005
	(% der Herstellungskosten)	
Materialkosten	59,8	65,7
Personalkosten	33,5	29,1
Abschreibungen	2,5	2,2
Andere Kosten	4,3	3,0

Die Herstellungskosten für den Geschäftsbereich Industriekrane blieben relativ unverändert und stiegen lediglich um EUR 0,3 Mio. auf EUR 306,5 Mio. (74,8% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2004/2005, verglichen mit EUR 306,2 Mio. (77,8% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2003/2004. Diese Entwicklung resultiert aus Umsatzzuwächsen und gestiegenen Rohstoffkosten. Letztere wurden teilweise durch eine Reduktion der Personalkosten im Rahmen von Personalabbau- und Kostensenkungsmaßnahmen, wie z.B. die Verlagerung von Produktionskapazitäten auf einen neuen, kostengünstigeren Standort für die Produktion von Prozesskranen in der Tschechischen Republik und den Abschluss des Sanierungstarifvertrages kompensiert.

Die Herstellungskosten des Geschäftsbereichs Hafentechnologie stiegen von EUR 151,3 Mio. (77,6% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2003/2004 um EUR 33,8 Mio., bzw. 22,3%, auf EUR 185,1 Mio. (78,1% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2004/2005. Die Steigerung der Herstellungskosten liegt im Wesentlichen in höheren Umsatzerlösen, erhöhten Stahlpreisen und erheblich gestiegenen Frachtkosten begründet, die sich aufgrund des relativ höheren Absatzes in entfernte Regionen besonders negativ auswirkten. Darüber hinaus entstanden Demag Cranes Kosten im Zusammenhang mit der Produktion von Prototypen und Vorserienmodellen der Hafenmobilkrangeneration 5, den vollautomatischen Containertransportfahrzeugen und den vollautomatischen Stapelkranen. Infolge reduzierter Kosten für Vorräte konnte ein geringer Teil dieser erhöhten Herstellungskosten ausgeglichen werden.

Die Herstellungskosten für den Geschäftsbereich Services stiegen von EUR 146,9 Mio. (66,3% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2003/2004 um EUR 1,0 Mio. auf EUR 147,9 Mio. (63,0% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2004/2005. Dies spiegelt eine Mix-Veränderung hinsichtlich der erbrachten Serviceleistungen wider.

Bruttoergebnis vom Umsatz

Infolge der oben erwähnten Faktoren stieg das Bruttoergebnis vom Umsatz des Konzerns von EUR 188,4 Mio. im Geschäftsjahr 2003/2004 um EUR 39,2 Mio., bzw. 20,8%, auf EUR 227,6 Mio. im Geschäftsjahr 2004/2005. Das bereinigte Bruttoergebnis vom Umsatz für den Konzern stieg von EUR 205,8 Mio. im Geschäftsjahr 2003/2004 um EUR 36,3 Mio., bzw. 17,6%, auf EUR 242,1 Mio. im Geschäftsjahr 2004/2005. Das Bruttoergebnis pro Geschäftsbereich schließt die Effekte der Erwerbsmethode sowie Einmaleffekte nicht mit ein.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Industriekrane stieg von EUR 87,4 Mio. (22,2% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2003/2004 um EUR 16,0 Mio., bzw. 18,3%, auf EUR 103,4 Mio. (25,2% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2004/2005.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Hafentechnologie stieg von EUR 43,6 Mio. (22,4% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2003/2004 um EUR 8,4 Mio., bzw. 19,3%, auf EUR 52,0 Mio. (21,9% des entsprechenden Geschäftsbereichsumsatzes) im Geschäftsjahr 2004/2005.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Services stieg von EUR 74,8 Mio. (33,8% des entsprechenden Geschäftsbereichumsatzes) im Geschäftsjahr 2003/2004 um EUR 11,9 Mio., bzw. 15,9%, auf EUR 86,7 Mio. (37,0% des entsprechenden Geschäftsbereichumsatzes) im Geschäftsjahr 2004/2005.

Forschungs- und Entwicklungskosten

Die Forschungs- und Entwicklungskosten reduzierten sich von EUR 20,2 Mio. (2,5% der Umsatzerlöse) im Geschäftsjahr 2003/2004 um EUR 3,1 Mio., bzw. 15,3%, auf EUR 17,1 Mio. im Geschäftsjahr 2004/2005 (1,9% der Umsatzerlöse). Der Rückgang der Forschungs- und Entwicklungskosten resultiert hauptsächlich aus dem Abschluss wesentlicher Teile des Entwicklungsprogramms für die DR-Seilzug- und DC-Kettenzug-Produktfamilien und der Aktivierung eines erheblichen Betrages der Entwicklungskosten im Geschäftsbereich Hafentechnologie. Die Anwendung der Erwerbsmethode und Einmaleffekte hatte keine Auswirkungen auf die Forschungs- und Entwicklungskosten im Geschäftsjahr 2004/2005.

Im Geschäftsbereich Industriekrane betrafen die Forschungs- und Entwicklungskosten im Geschäftsjahr 2004/2005 hauptsächlich die weitere Expansion der DR-Seilzug- und DC-Kettenzug-Produktfamilien. Im Geschäftsbereich Hafentechnologie betrafen wichtige Forschungs- und Entwicklungsprojekte die Entwicklung der Hafenmobilkrangeneration 5, der Hafenpontonkrane und des diesel-elektrischen Antriebs für vollautomatische Containertransportfahrzeuge. Darüber hinaus konzentrierte sich Demag Cranes auf die weitere Entwicklung der vollautomatischen Stapelkrane, technologische Verbesserungen an Fachwerkportalkranen sowie die weitere Entwicklung der Software für vollautomatische Containertransportfahrzeuge.

Ein erheblicher Teil der Entwicklungskosten des Geschäftsbereichs Hafentechnologie ist nicht in der Gewinn- und Verlustrechnung von Demag Cranes im abgelaufenen Geschäftsjahr enthalten, da EUR 4,6 Mio. dieser Kosten aktiviert wurden. Demag Cranes aktivierte keine Entwicklungskosten in den Geschäftsbereichen Industriekrane und Services.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten stiegen um EUR 22,4 Mio., bzw. 13,3%, auf EUR 190,5 Mio. (21,6% der Umsatzerlöse) im Geschäftsjahr 2004/2005 im Vergleich zu EUR 168,1 Mio. (20,8% der Umsatzerlöse) im Geschäftsjahr 2003/2004. Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode sowie der Einmaleffekte und Holdingkosten stiegen die Vertriebs- und allgemeinen Verwaltungskosten um EUR 9,9 Mio., bzw. 6,4%, auf EUR 165,2 Mio. im Geschäftsjahr 2004/2005 im Vergleich zu EUR 155,3 Mio. im Geschäftsjahr 2003/2004.

Marketing- und Verkaufskosten machten 13,9%, allgemeine Verwaltungskosten 7,7% der Umsatzerlöse im Geschäftsjahr 2004/2005 aus, verglichen mit 13,8% bzw. 7,0% der Umsatzerlöse im Geschäftsjahr 2003/2004.

Die Zunahme der Vertriebs- und der allgemeinen Verwaltungskosten ergab sich zum Großteil aus gestiegenen Restrukturierungs- und Beratungskosten sowie den Kosten, die im Zusammenhang mit der fortgesetzten internationalen Expansion des Industriekrangeschäfts anfielen, welche die Kostenreduktionen im Zusammenhang mit Restrukturierungen dieses Geschäftsbereichs wieder ausgeglichen haben. Darüber hinaus entstanden Demag Cranes höhere Marketing- und Verkaufskosten in allen Geschäftsbereichen. Diese Entwicklung erklärt sich aus verstärkten Marketing- und Verkaufsaktivitäten im Zusammenhang mit neuen Produkten, der Steigerung der Umsatzerlöse im Geschäftsjahr 2004/2005 und gestiegenen Provisionsaufwendungen infolge der Zunahme des Anteils der von unabhängigen Händlern und Vertretern vorgenommenen Verkäufe. Weitere Kostensteigerungen im Geschäftsbereich Hafentechnologie beruhten auf der Notwendigkeit, eigene Projektteams für die im abgelaufenen Geschäftsjahr gewonnenen Großprojekte im Bereich der Hafenautomatisierung aufzubauen. Personalkostensenkungen aufgrund von Personalkürzungen in der Verwaltung kompensierten zum Teil die Steigerung der allgemeinen Verwaltungskosten.

Sonstige betriebliche Erträge (Aufwendungen), netto

Sonstige betriebliche Erträge stiegen von EUR 6,2 Mio. im Geschäftsjahr 2003/2004 um EUR 9,4 Mio. auf EUR 15,6 Mio. im Geschäftsjahr 2004/2005. Ohne Berücksichtigung der Effekte

durch die Anwendung der Erwerbsmethode und der Einmaleffekte stiegen die sonstigen betrieblichen Erträge von EUR 2,2 Mio. im Geschäftsjahr 2003/2004 um EUR 0,8 Mio., bzw. 36,4%, auf EUR 3,0 Mio. im Geschäftsjahr 2004/2005.

Diese Zunahme basiert im Wesentlichen auf Erträgen aus der Auflösung von Rückstellungen für Jubiläumszahlungen, Verpflichtungen im Zusammenhang mit Altersteilzeitansprüchen sowie der Rücknahme von Wertminderungen. Die Posten werden jedoch teilweise durch niedrigere allgemeine betriebliche Nettoerträge ausgeglichen. Die Auflösung der Rückstellungen war im Rahmen von Personalkürzungen und des Abschlusses des Sanierungstarifvertrags mit der IG Metall möglich.

Erträge aus der Beteiligung an assoziierten Unternehmen

Die Erträge aus der Beteiligung an assoziierten Unternehmen nahmen von EUR 0,8 Mio. im Geschäftsjahr 2003/2004 um EUR 0,1 Mio., bzw. 12,5%, auf EUR 0,7 Mio. im Geschäftsjahr 2004/2005 ab.

EBIT

Aufgrund der oben erörterten Faktoren stieg das EBIT des Konzerns von EUR 7,1 Mio. im Geschäftsjahr 2003/2004 um EUR 29,0 Mio. auf EUR 36,1 Mio. im Geschäftsjahr 2004/2005. Das bereinigte EBIT für den Konzern stieg von EUR 34,1 Mio. im Geschäftsjahr 2003/2004 auf EUR 64,0 Mio. im Geschäftsjahr 2004/2005. Das EBIT der Geschäftsbereiche berücksichtigt nicht die Effekte durch die Anwendung der Erwerbsmethode, Einmaleffekte und Holdingkosten.

Das EBIT für den Geschäftsbereich Industriekrane stieg auf EUR 1,3 Mio. im Geschäftsjahr 2004/2005 von einem negativen EBIT von EUR 15,9 Mio. im Geschäftsjahr 2003/2004.

Das EBIT für den Geschäftsbereich Hafentechnologie stieg um EUR 4,9 Mio., bzw. 31,6%, auf EUR 20,4 Mio. im Geschäftsjahr 2004/2005 von EUR 15,5 Mio. im Geschäftsjahr 2003/2004.

Das EBIT für den Geschäftsbereich Services stieg um EUR 7,9 Mio., bzw. 23,0%, auf EUR 42,3 Mio. im Geschäftsjahr 2004/2005 von EUR 34,4 Mio. im Geschäftsjahr 2003/2004.

Zinsen und ähnliche Erträge (Aufwendungen), netto

Die Zinsen und ähnliche Aufwendungen, netto, reduzierten sich um EUR 3,6 Mio., bzw. 9,7%, auf EUR 33,6 Mio. im Geschäftsjahr 2004/2005 von EUR 37,2 Mio. im Geschäftsjahr 2003/2004. Diese Reduktion erklärt sich durch einen geringeren Schuldendienst infolge des Abbaus von Finanzverbindlichkeiten durch Tilgung des Darlehens des Veräußerers (Vendor Loan Note) und des Gesellschafterdarlehens (Vanilla Loan) und einer weiteren Rückführung der erstrangigen Darlehen im Geschäftsjahr 2003/2004, teilweise kompensiert durch niedrigere Währungsgewinne. Die Zinsaufwendungen, inklusive Abschreibungen von Finanzierungskosten, vor Währungsgewinnen (-verlusten) fielen um EUR 10,4 Mio. bzw. 23,5% auf EUR 33,9 Mio. im Geschäftsjahr 2004/2005 von EUR 44,3 Mio. im Geschäftsjahr 2003/2004.

Ertragsteuerertrag (-aufwand), netto

Demag Cranes verbuchte Ertragsteueraufwendungen von EUR 2,0 Mio. im Geschäftsjahr 2004/2005, im Vergleich zu Ertragsteuererträgen von EUR 10,6 Mio. im Geschäftsjahr 2003/2004. Der Steueraufwand stieg durch ein positives Vorsteuerergebnis von EUR 2,5 Mio. im Geschäftsjahr 2004/2005, verglichen mit einem negativen Vorsteuerergebnis im Vorjahr.

Jahresüberschuss (-fehlbetrag) nach Steuern

Aufgrund der oben dargestellten Faktoren erhöhte sich der Jahresüberschuss nach Steuern im Geschäftsjahr 2004/2005 auf EUR 0,5 Mio., verglichen mit einem Jahresfehlbetrag nach Steuern von EUR 19,5 Mio. im Geschäftsjahr 2003/2004.

Vergleich des Geschäftsjahres 2003/2004 mit dem Geschäftsjahr 2002/2003

Umsatzerlöse

Die Umsatzerlöse reduzierten sich von EUR 844,0 Mio. im Geschäftsjahr 2002/2003 um EUR 33,9 Mio., bzw. 4,0%, auf EUR 810,1 Mio. im Geschäftsjahr 2003/2004. Dieser Rückgang

erklärt sich aus geringeren Umsatzerlösen des Geschäftsbereichs Industriekrane, die jedoch zum Teil durch Zuwächse im Geschäftsbereich Hafentechnologie ausgeglichen werden konnten. Insgesamt stiegen die Umsatzerlöse in sonstigen Regionen an, während die Umsatzerlöse in Deutschland, dem Rest Europas sowie in Nord- und Südamerika rückläufig waren.

Die Umsatzerlöse im Geschäftsbereich Industriekrane fielen von EUR 439,7 Mio. im Geschäftsjahr 2002/2003 um EUR 46,1 Mio., bzw. 10,5%, auf EUR 393,6 Mio. im Geschäftsjahr 2003/2004. Ohne Berücksichtigung abgegebener Geschäfte sind die Umsatzerlöse zwischen dem Geschäftsjahr 2002/2003 und dem Geschäftsjahr 2003/2004 um 4,9% gesunken, wobei deren Anteil am Gesamtumsatz im Geschäftsjahr 2002/2003 EUR 38,4 Mio. und im Geschäftsjahr 2003/2004 EUR 12,1 Mio. betrug. Das Geschäftsjahr 2003/2004 war von einer verstärkten Fokussierung auf die Restrukturierung des Geschäftsbereichs gekennzeichnet, so dass dem Umsatzwachstum geringere Bedeutung beigemessen wurde. Diese Abnahme war außerdem das Ergebnis einer Kombination aus Preisverfall und Volumenrückgang bei allen Produkten, letzteres insbesondere im Hinblick auf Standardkrane. Der Preisverfall war die Folge einer geringeren Kundennachfrage sowie verstärkten Wettbewerbs, insbesondere in Westeuropa und Nordamerika, während der Volumenrückgang durch einen gesamtwirtschaftlichen Nachfragerückgang in Westeuropa verursacht wurde. Verzögerungen in der Produktion und der Produktauslieferung resultierten aus Anlaufproblemen im Zusammenhang mit Outsourcing-Aktivitäten und beeinträchtigten ebenfalls die Umsatzerlöse im Geschäftsbereich Industriekrane. Der Umsatzrückgang spiegelt auch die nachteiligen Auswirkungen der Abwertung des US-Dollars gegenüber dem Euro wider.

Die Umsatzerlöse des Geschäftsbereichs Hafentechnologie stiegen von EUR 183,4 Mio. im Geschäftsjahr 2002/2003 um EUR 11,5 Mio., bzw. 6,3%, auf EUR 194,9 Mio. im Geschäftsjahr 2003/2004. Diese Steigerung ist Ausdruck erster substantieller Umsatzerlöse mit automatisierten Produkten. Diese Zunahme hat die rückläufige Nachfrage nach Hafenmobilkranen aufgrund des Aufschubs von Investitionen durch Kunden kompensieren können. Grund der zurückhaltenden Investitionen war auch der starke Euro gegenüber dem US-Dollar. Eine starke Nachfrage nach Umrüstungsserviceleistungen trug ebenfalls zu dieser Umsatzsteigerung im Geschäftsbereich Hafentechnologie bei.

Die Umsatzerlöse des Geschäftsbereichs Services blieben gegenüber dem Geschäftsjahr 2002/2003 relativ unverändert. Sie stiegen von EUR 220,8 Mio. im Geschäftsjahr 2002/2003 um EUR 0,8 Mio. auf EUR 221,6 Mio. im Geschäftsjahr 2003/2004. Den stärkeren Umsatzerlösen wirkten die nachteiligen Auswirkungen des schwächeren US-Dollar/Euro-Wechselkurses bei in US-Dollar abgerechneten Verkäufen entgegen.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen („Herstellungskosten")

Die Herstellungskosten reduzierten sich von EUR 695,9 Mio. im Geschäftsjahr 2002/2003 um EUR 74,2 Mio., bzw. 10,7%, auf EUR 621,7 Mio. im Geschäftsjahr 2003/2004. Diese Entwicklung spiegelt Rückgänge im Geschäftsbereich Industriekrane wider, die jedoch zum Teil durch Zuwächse im Geschäftsbereich Hafentechnologie ausgeglichen wurden. Die hohen Herstellungskosten im Geschäftsjahr 2002/2003 sind in erster Linie der Höherbewertung des Lagerbestands um EUR 59,6 Mio. infolge der im Rahmen des Erwerbs angewandten Erwerbsmethode zuzuschreiben. Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode und der Einmaleffekte verringerten sich die Herstellungskosten für den Konzern um EUR 6,3 Mio., bzw. 1,0%, auf EUR 604,3 Mio. im Geschäftsjahr 2003/2004 von EUR 610,6 Mio. im Geschäftsjahr 2002/2003.

Die folgende Tabelle zeigt die Materialkosten, Personalkosten, Abschreibungsaufwendungen sowie andere Kosten als Prozentsatz der Herstellungskosten für den Konzern für die Geschäftsjahre 2003/2004 und 2002/2003:

	Geschäftsjahre zum 30. September	
	2003	2004
	(% der Herstellungskosten)	
Materialkosten	61,3	59,8
Personalkosten	37,6	33,5
Abschreibungen	0,9	2,5
Andere Kosten	0,1	4,3

Die Herstellungskosten für den Geschäftsbereich Industriekrane sanken von EUR 328,3 Mio. (74,7% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2002/2003 um EUR 21,9 Mio., bzw. 6,7%, auf EUR 306,2 Mio. (77,8% entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2003/2004, und zwar infolge gesunkener Umsätze sowie hauptsächlich infolge von Kostensenkungs- und Effizienzmaßnahmen, die im Rahmen des Umstrukturierungsprogrammes von Demag Cranes durchgeführt wurden. Durch die positiven Effekte dieser Maßnahmen konnte die Gesellschaft Rohstoffpreissteigerungen und die aufgrund von Outsourcingmaßnahmen gestiegenen Kosten mehr als ausgleichen.

Die Herstellungskosten des Geschäftsbereichs Hafentechnologie stiegen von EUR 139,7 Mio. (76,2% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2002/2003 um EUR 11,6 Mio., bzw. 8,3%, auf EUR 151,3 Mio. (77,6% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2003/2004. Diese Steigerung hatte ihre Ursache im Wesentlichen in höheren Umsatzerlösen und gestiegenen Rohstoffpreisen. Darüber hinaus wirkte sich die relative Stärke des Euro nachteilig auf die Herstellungskosten aus, was den positiven Effekten der durchgeführten Effizienzmaßnahmen zum Teil entgegen wirkte.

Die Herstellungskosten des Geschäftsbereichs Services stiegen von EUR 142,6 Mio. (64,6% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2002/2003 um EUR 4,3 Mio., bzw. 3,0%, auf EUR 146,9 Mio. (66,3% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2003/2004. Die Kosten stiegen trotz verhältnismäßig gleichbleibender Umsatzerlöse aufgrund einer Mix-Veränderung der erbrachten Serviceleistungen.

Bruttoergebnis vom Umsatz

Infolge der vorstehenden Faktoren stieg das Bruttoergebnis vom Umsatz des Demag Cranes-Konzerns von EUR 148,1 Mio. im Geschäftsjahr 2002/2003 um EUR 40,3 Mio., bzw. 27,2%, auf EUR 188,4 Mio. im Geschäftsjahr 2003/2004. Das bereinigte Bruttoergebnis vom Umsatz für den Demag Cranes-Konzern fiel von EUR 233,4 Mio. im Geschäftsjahr 2002/2003 um EUR 27,6 Mio., bzw. 11,8%, auf EUR 205,8 Mio. im Geschäftsjahr 2003/2004. Das Bruttoergebnis vom Umsatz der Geschäftsbereiche beinhaltet nicht die Effekte aus der Anwendung der Erwerbsmethode und Einmaleffekte.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Industriekrane reduzierte sich von EUR 111,5 Mio. (25,4% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2002/2003 um EUR 24,1 Mio., bzw. 21,6%, auf EUR 87,4 Mio. (22,2% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2003/2004.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Hafentechnologie blieb mit EUR 43,6 Mio. (22,4% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2003/2004, verglichen mit EUR 43,7 Mio. (23,8% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2002/2003 relativ unverändert.

Das Bruttoergebnis vom Umsatz des Geschäftsbereichs Services sank von EUR 78,2 Mio. (35,4% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2002/2003 um EUR 3,4 Mio., bzw. 4,3%, auf EUR 74,8 Mio. (33,8% der entsprechenden Geschäftsbereichsumsätze) im Geschäftsjahr 2003/2004.

Forschungs- und Entwicklungskosten

Die Gesamtkosten für Forschung und Entwicklung reduzierten sich von EUR 35,7 Mio. im Geschäftsjahr 2002/2003 (4,2% der Umsatzerlöse) um EUR 15,5 Mio., bzw. 43,4%, auf EUR 20,2 Mio. (2,5% der Umsatzerlöse) im Geschäftsjahr 2003/2004. Diese Reduktion resultierte aus Abschreibungen in Höhe von EUR 10,6 Mio. im Geschäftsjahr 2002/2003. Diese Entwicklungskosten waren zum Zeitpunkt des Erwerbs im Zusammenhang mit der Anwendung der Erwerbsmethode zum 1. Oktober 2002 aktiviert worden. Darüber hinaus sind im gleichen Jahr erhebliche Kosten im Zusammenhang mit Forschungs- und Entwicklungsarbeiten für vollautomatische Stapelkrane angefallen. Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode und der Einmaleffekte verringerten sich die Forschungs- und Entwicklungskosten um EUR 5,0 Mio., bzw. 19,9%, auf EUR 20,1 Mio. im Geschäftsjahr 2003/2004, von EUR 25,1 Mio. im Geschäftsjahr 2002/2003.

Im Geschäftsbereich Industriekrane bezogen sich die Forschungs- und Entwicklungskosten im Geschäftsjahr 2003/2004 hauptsächlich auf die Erweiterung der DR-Seilzug- und DC-Kettenzug-Produktfamilien. Im Geschäftsbereich Hafentechnologie konzentrierten sich die Forschungs- und Entwicklungsaktivitäten von Demag Cranes auf Fachwerkportalkrane sowie auf automatisierte Produkte. Im Zusammenhang mit der Entwicklung dieser Produkte wurden Kosten in Höhe von EUR 1,0 Mio. aktiviert und waren somit nicht in der Gewinn- und Verlustrechnung der Gesellschaft im Geschäftsjahr 2003/2004 enthalten.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten sanken von EUR 174,1 Mio. (20,6% der Umsatzerlöse) im Geschäftsjahr 2002/2003 um EUR 6,0 Mio., bzw. 3,4%, auf EUR 168,1 Mio. im Geschäftsjahr 2003/2004 (20,8% der Umsatzerlöse). Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode sowie der Einmaleffekte und Holdingkosten verringerten sich die Vertriebs- und allgemeinen Verwaltungskosten von EUR 163,1 Mio. im Geschäftsjahr 2002/2003 um EUR 7,8 Mio., bzw. 4,8%, auf EUR 155,3 Mio. im Geschäftsjahr 2003/2004.

Marketing- und Vertriebskosten betrugen 13,8% und allgemeine Verwaltungskosten 7,0% der Umsatzerlöse im Geschäftsjahr 2003/2004, verglichen mit 15,0% bzw. 5,6% der Umsatzerlöse im Geschäftsjahr 2002/2003.

Der Rückgang der Vertriebs- und allgemeinen Verwaltungskosten spiegelte in erster Linie geringere Marketing- und Vertriebskosten in Folge des Umsatzrückgangs wider. Darüber hinaus wirkten sich geringere Verwaltungskosten im Geschäftsbereich Hafentechnologie positiv auf die allgemeinen Verwaltungskosten aus—eine Entwicklung, die durch den Anstieg der allgemeinen Verwaltungskosten in den Geschäftsbereichen Industriekrane und Services, verursacht durch zeitweise überproportionale Personalaufwendungen aufgrund von Veränderungen im Management der Geschäftsbereiche Industriekrane und Services, im Geschäftsjahr 2003/2004 teilweise aufgehoben wurde.

Sonstige betriebliche Erträge (Aufwendungen), netto

Die sonstigen betrieblichen Erträge stiegen von EUR 5,8 Mio. im Geschäftsjahr 2002/2003 um EUR 0,4 Mio., bzw. 6,9%, auf EUR 6,2 Mio. im Geschäftsjahr 2003/2004. Ohne Berücksichtigung der Effekte durch die Anwendung der Erwerbsmethode sowie der Einmaleffekte verringerten sich die sonstigen betrieblichen Erträge von EUR 6,5 Mio. im Geschäftsjahr 2002/2003 um EUR 4,3 Mio. auf EUR 2,2 Mio. im Geschäftsjahr 2003/2004.

Die Steigerung der sonstigen betrieblichen Erträge konnte insbesondere durch Nettogewinne im Zusammenhang mit der Veräußerung von Anlagevermögen sowie verschiedene andere Nettoerträge erzielt werden, wobei die Erträge teilweise durch geringere Rückstellungsauflösungen wieder ausgeglichen wurden.

Erträge aus der Beteiligung an assoziierten Unternehmen

Die Erträge aus der Beteiligung an assoziierten Unternehmen stiegen von EUR 0,7 Mio. im Geschäftsjahr 2002/2003 um EUR 0,1 Mio., bzw. 14,3%, auf EUR 0,8 Mio. im Geschäftsjahr 2003/2004.

EBIT

Aufgrund der oben erörterten Faktoren stieg das EBIT auf Konzernebene auf EUR 7,1 Mio. im Geschäftsjahr 2003/2004 gegenüber einem negativen EBIT von EUR 55,2 Mio. im Geschäftsjahr 2002/2003. Das bereinigte EBIT des Konzerns sank von EUR 52,2 Mio. im Geschäftsjahr 2002/2003 um EUR 18,1 Mio., bzw. 34,7%, auf EUR 34,1 Mio. im Geschäftsjahr 2003/2004. Das EBIT der Geschäftsbereiche beinhaltet nicht die Effekte durch die Anwendung der Erwerbsmethode, Einmaleffekte und Holdingkosten.

Das EBIT des Geschäftsbereichs Industriekrane fiel auf ein negatives EBIT von EUR 15,9 Mio. im Geschäftsjahr 2003/2004, von einem negativen EBIT von EUR 1,7 Mio. im Geschäftsjahr 2002/2003.

Das EBIT des Geschäftsbereichs Hafentechnologie stieg von EUR 9,6 Mio. im Geschäftsjahr 2002/2003 um EUR 5,9 Mio. auf EUR 15,5 Mio. im Geschäftsjahr 2003/2004.

Das EBIT des Geschäftsbereichs Services reduzierte sich von EUR 44,3 Mio. im Geschäftsjahr 2002/2003 um EUR 9,9 Mio., bzw. 22,3%, auf EUR 34,4 Mio. im Geschäftsjahr 2003/2004.

Zinsen und ähnliche Erträge (Aufwendungen), netto

Zinsen und ähnliche Aufwendungen stiegen von EUR 12,3 Mio. im Geschäftsjahr 2002/2003 um EUR 24,9 Mio. auf EUR 37,2 Mio. im Geschäftsjahr 2003/2004, insbesondere aufgrund unrealisierter Währungsgewinne von EUR 29,5 Mio. im Geschäftsjahr 2002/2003, verglichen mit Währungsgewinnen von EUR 7,2 Mio. im Geschäftsjahr 2003/2004. Der Zinsaufwand, inklusive Abschreibungen von Finanzierungskosten, vor Währungsgewinnen (-verlusten) erhöhte sich aufgrund leicht höherer Darlehenskosten von EUR 41,7 Mio. im Geschäftsjahr 2002/2003 um EUR 2,6 Mio., oder 6,2%, auf EUR 44,3 Mio. im Geschäftsjahr 2003/2004.

Ertragsteuerertrag (-aufwand)

Der Ertragsteuerertrag nahm von EUR 21,7 Mio. im Geschäftsjahr 2002/2003 um EUR 11,1 Mio., oder 51,2%, auf EUR 10,6 Mio. im Geschäftsjahr 2003/2004 ab.

Jahresüberschuss (-fehlbetrag) nach Steuern

Aufgrund der oben dargelegten Faktoren verbesserte sich der Jahresfehlbetrag nach Steuern von einem Jahresfehlbetrag von EUR 45,9 Mio. im Geschäftsjahr 2002/2003 um EUR 26,4 Mio., bzw. 57,5%, auf einen Jahresfehlbetrag von EUR 19,5 Mio. im Geschäftsjahr 2003/2004.

Liquidität und Kapitalausstattung

Zusammengefasste Kapitalflussrechnung

	Geschäftsjahre zum 30. September			Sechsmonats-zeiträume zum 31. März	
	2003	2004	2005	2005	2006
		(geprüft)		(nicht geprüft)	
			(in EUR Mio.)		
Ergebnis nach Steuern	(45,9)	(19,5)	0,5	(7,8)	8,6
Abschreibungen	55,7	38,1	32,7	15,9	15,6
Zinsertrag/-aufwand, netto	12,3	37,2	33,6	18,9	8,4
Ertragsteuern	(21,7)	(10,6)	2,0	(5,4)	2,3
Zwischensumme (EBITDA)	0,5	45,2	68,9	21,8	34,9
Veränderung des Umlaufvermögens[1]:					
Veränderung der Vorräte	78,3	24,9	1,5	(27,9)	(21,4)
Veränderung der Forderungen (aus Lieferungen und Leistungen)	23,8	15,1	(2,5)	(3,4)	(6,4)
Veränderung der Verbindlichkeiten (aus Lieferungen und Leistungen)	2,6	12,8	(11,6)	(8,1)	14,6
Veränderung der Anzahlungen, netto	5,6	(26,1)	8,8	3,5	(0,8)
Beiträge zu Pensionskassen	—	(1,0)	(1,0)	(0,5)	(0,5)
(Gewinn) Verlust aus dem Abgang von Anlagevermögen	(0,4)	(1,2)	(2,2)	1,3	0,2
Veränderung sonstiger Vermögenswerte (Verbindlichkeiten)	(31,0)	(43,1)	(12,0)	(17,3)	(5,3)
Cashflow aus betrieblicher Tätigkeit vor Zinsen und Steuern	79,4	26,8	49,9	(30,6)	15,3
Zinszahlungen	(12,6)	(16,2)	(23,3)	(12,2)	(5,7)
Ertragsteuerzahlungen	(4,3)	(5,6)	(6,8)	(2,6)	(4,2)
Cashflow aus betrieblicher Tätigkeit	62,6	4,9	19,8	(45,5)	5,3
Unternehmenserwerbe (Kaufpreis *plus* Schulden)	—	(10,4)	(1,3)	(0,5)	(1,8)
Desinvestitionen	—	10,8	0,2	—	—
Investitionen	(25,3)	(22,2)	(22,6)	(7,6)	(13,4)
Veräußerungsgewinne	5,6	15,4	13,6	6,3	13,7
Cashflow aus Investitionstätigkeit	(19,7)	(6,3)	(10,0)	(1,9)	(1,6)
Freier Cashflow vor Finanzierung	42,9	(1,4)	9,8	(47,3)	3,7
Zunahme/(Abnahme) der Finanzschulden	(83,1)	(12,6)	(103,7)	(62,4)	(10,2)
Sonstige Veränderungen des Eigenkapitals	(0,3)	3,7	100,1	100,0	—
Cashflow aus Finanzierungstätigkeit	(83,3)	(8,9)	(3,6)	37,6	(10,2)
Auswirkung von Kursschwankungen auf den freien Cashflow	3,9	0,7	(0,8)	—	1,1
Zunahme/(Abnahme) der Zahlungsmittel und Zahlungsmitteläquivalente	(36,5)	(9,6)	5,5	(9,8)	(5,4)
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresbeginn	82,4	45,5	35,5	35,5	43,2
Auswirkungen von Kursschwankungen auf den Kassenbestand	(0,3)	(0,4)	2,2	0,0	0,0
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresende	45,5	35,5	43,2	25,7	37,8
Freier Cashflow vor Finanzierung, Zins- und Steuerzahlungen	59,7	20,4	39,9	(32,5)	13,7

(1) Veränderungen des Umlaufvermögens und der Umlaufvermögenspositionen, wie in der Kapitalflussrechnung von Demag Cranes ausgewiesen, berücksichtigen keine Wechselkursveränderungen; Umlaufvermögen und Umlaufvermögenspositionen in der Bilanz der Gesellschaft berücksichtigen dagegen jedwede Veränderungen der Wechselkurse. Daher entsprechen die Veränderungen des Umlaufvermögens in der Kapitalflussrechnung nicht denjenigen, die sich rechnerisch aus der Veränderung des in der Bilanz ausgewiesenen Umlaufvermögens ergeben würden.

Cashflow für die Sechsmonatszeiträume zum 31. März 2006 und 2005

Cashflow aus betrieblicher Tätigkeit

Der Cashflow aus der betrieblichen Tätigkeit stieg nach einem Abfluss von Barmitteln in Höhe von EUR 45,5 Mio., im Sechsmonatszeitraum zum 31. März 2005, auf positive EUR 5,3 Mio. im Sechsmonatszeitraum zum 31. März 2006. Der Cashflow aus betrieblicher Tätigkeit war von einem erheblich höheren EBITDA (EUR 34,9 Mio. für den Sechsmonatszeitraum zum 31. März 2006, verglichen mit EBITDA von EUR 21,8 Mio. für den Sechsmonatszeitraum zum 31. März 2005 – was einem Anstieg von EUR 13,1 Mio. entspricht) beeinflusst. Verglichen mit der Vorjahresperiode war der Cashflow im Sechsmonatszeitraum zum 31. März 2006 auch wesentlich von den folgenden Faktoren beeinflusst:

— Ein Anstieg des Nettoumlaufvermögens von EUR 14,0 Mio. im Sechsmonatszeitraum zum 31. März 2006, verglichen mit einem Anstieg des Nettoumlaufvermögens von EUR 35,9 Mio. im Sechsmonatszeitraum zum 31. März 2005. Der geringere Anstieg des Nettoumlaufvermögens im Sechsmonatszeitraum zum 31. März 2006 verglichen mit dem Vorjahreszeitraum reflektiert ein verbessertes Management der Vorräte. Ein Anstieg der Verbindlichkeiten aus Lieferungen und Leistungen wirkte sich ebenfalls positiv auf den Cashflow aus betrieblicher Tätigkeit aus, während im Vorjahreszeitraum noch ein Mittelabfluss aus einer Reduzierung der Verbindlichkeiten aus Lieferungen und Leistungen zu verzeichnen war. Nachteilig auf den Cashflow wirkte sich hingegen ein absoluter Anstieg der Vorräte sowie der Forderungen aus Lieferungen und Leistungen aufgrund erhöhter Umsätze aus.

— Ein Nettoanstieg von EUR 5,3 Mio. im Posten „sonstige Vermögenswerte/ Verbindlichkeiten", hauptsächlich bedingt durch Auszahlungen für Restrukturierungsmaßnahmen aus immer noch hohen Rückstellungen im Sechsmonatszeitraum zum 31. März 2006, verglichen mit einem Nettoanstieg von EUR 17,3 Mio. in der Vorjahresperiode, hauptsächlich bedingt durch Auszahlungen für Restrukturierungsmaßnahmen aus Rückstellungen im Sechsmonatszeitraum zum 31. März 2005.

— Nettozinszahlungen von EUR 5,7 Mio. im Sechsmonatszeitraum zum 31. März 2006, verglichen mit EUR 12,2 Mio. in der Vorjahresperiode. Die Abnahme der Nettozinszahlungen ist insbesondere auf die in der Vorjahresperiode angefallenen Finanzierungskosten (EUR 6,1 Mio.) im Zusammenhang mit der Aufnahme der Kreditfazilität 2005 und reduzierter Zinszahlungen aufgrund geringerer ausstehender Verbindlichkeiten zurückzuführen.

Cashflow aus Investitionstätigkeit

Im Sechsmonatszeitraum zum 31. März 2006 fielen bei Demag Cranes Nettoauszahlungen in Höhe von EUR 1,6 Mio. für Investitionstätigkeiten an, was einem Bruttomittelabfluss für Investitionstätigkeiten von EUR 15,3 Mio. (einschließlich aktivierter Entwicklungskosten) entspricht, reduziert um den Zufluss liquider Mittel aus der Veräußerung von Vermögenswerten in Höhe von EUR 13,7 Mio. Auszahlungen für Investitionstätigkeiten umfassten insbesondere Investitionen in eine neue Lackierhalle und eine neue Fräs- und Bohrmaschine im Geschäftsbereich Hafentechnologie. Desweiteren wurden im Geschäftsbereich Hafentechnologie EUR 1,0 Mio. für die Akquisition der TBA B.V. aufgewandt. Auszahlungen für Investitionstätigkeiten in den Geschäftsbereichen Industriekrane und Services umfassten im Wesentlichen Investitionen in eine Produktionsstätte in China, und in die Verlagerung einer spanischen Produktionsstätte von einer Anlage im Eigenbesitz in kleinere, gemietete Anlagen.

Im Sechsmonatszeitraum zum 31. März 2005 fielen bei Demag Cranes Nettoauszahlungen in Höhe von EUR 1,9 Mio. für Investitionstätigkeiten an, was einem Bruttomittelabfluss für Investitionstätigkeiten von EUR 8,1 Mio. entspricht, reduziert um den Zufluss liquider Mittel aus der Veräußerung von Vermögenswerten in Höhe von EUR 6,3 Mio. Auszahlungen für Investitionstätigkeiten umfassten insbesondere Investitionen in Anlagen und Maschinen zur Unterstützung des Wachstums des Geschäftsbereichs Industriekrane in ausländischen Märkten sowie Investitionen in Fertigungsanlagen für die neuen DR-Seilzug- und DC-Kettenzug-Produktfamilien. Demag Cranes investierte auch in die Modernisierung seiner Produktionsanlagen in Wetter und Düsseldorf.

Cashflow aus Finanzierungstätigkeit

Im Sechsmonatszeitraum zum 31. März 2006 wurden Nettoauszahlungen in Höhe von EUR 10,2 Mio. für die Finanzierungstätigkeiten von Demag Cranes getätigt. Diese betrafen hauptsächlich die Tilgung erstrangiger Schulden im Rahmen der Kreditfazilität 2005.

Durch die Finanzierungstätigkeiten floss Demag Cranes im Sechsmonatszeitraum zum 31. März 2005 ein Nettozufluss an liquiden Mitteln in Höhe von EUR 37,6 Mio. zu. Der Nettozufluss entstand hauptsächlich durch eine Einlage eines indirekten Gesellschafters im Umfang von EUR 100,0 Mio. in die Kapitalrücklage von DCC HoldCo 3 (drei) GmbH, der teilweise zur Rückzahlung der Kreditfazilität 2002 benutzt wurde.

Cashflow für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003

Cashflow aus betrieblicher Tätigkeit

Der Cashflow aus der betrieblichen Tätigkeit stieg von EUR 4,9 Mio. im Geschäftsjahr 2003/2004 um EUR 14,9 Mio. auf EUR 19,8 Mio. im Geschäftsjahr 2004/2005. Der Cashflow aus betrieblicher Tätigkeit war von einem erheblich höheren EBITDA (EUR 68,9 Mio. im Geschäftsjahr 2004/2005, verglichen mit einem EBITDA von EUR 45,2 Mio. im Geschäftsjahr 2003/2004 – was einem Anstieg von EUR 23,7 Mio. entspricht), beeinflusst. Verglichen mit dem Geschäftsjahr 2003/2004 war der Cashflow im Geschäftsjahr 2004/2005 auch wesentlich von den folgenden Faktoren beeinflusst, die zusammengenommen die Steigerung des EBITDA teilweise ausglichen:

— Eine Steigerung des Nettoumlaufvermögens um EUR 3,8 Mio. im Geschäftsjahr 2004/2005 mit einer negativen Auswirkung auf den Cashflow verglichen mit einer Abnahme von EUR 26,7 Mio. des Nettoumlaufvermögens im Geschäftsjahr 2003/2004, welche sich stark positiv auf den Cashflow aus betrieblicher Tätigkeit in 2003/2004 ausgewirkt hatte.

— Eine Nettosteigerung von EUR 12,0 Mio. im Posten „sonstige Vermögenswerte/ Verbindlichkeiten" im Geschäftsjahr 2004/2005, verglichen mit einer Nettozunahme von EUR 43,1 Mio. im Geschäftsjahr 2003/2004, hauptsächlich infolge erheblich höherer Restrukturierungszahlungen aus Rückstellungen im Geschäftsjahr 2003/2004.

— Nettozinszahlungen von EUR 23,3 Mio. im Geschäftsjahr 2004/2005, verglichen mit EUR 16,2 Mio. im Geschäftsjahr 2003/2004. Die Zunahme der Nettozinszahlungen im Geschäftsjahr 2004/2005 resultierte insbesondere aus Kosten, die im Zusammenhang mit der Refinanzierung der Kreditfazilität 2002 entstanden, und Zahlungen im Zusammenhang mit bereits aktivierten Zinsen, reduziert um leicht geringere Zinszahlungen aufgrund geringerer ausstehender Verbindlichkeiten.

Der Cashflow aus der Betriebstätigkeit sank von im Geschäftsjahr 2002/2003 erwirtschafteten EUR 62,6 Mio. um EUR 57,7 Mio. auf EUR 4,9 Mio. im Geschäftsjahr 2003/2004, trotz des erheblich höheren EBITDA von EUR 45,2 Mio. im Geschäftsjahr 2003/2004, verglichen mit einem EBITDA von EUR 0,5 Mio. für das vorangegangene Geschäftsjahr. Wie an anderer Stelle in diesem Verkaufsprospekt dargestellt, wirkte sich im Geschäftsjahr 2002/2003 die Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb negativ auf das EBITDA aus. Im Wesentlichen führten die folgenden Faktoren zu einer Reduzierung der Wirkung des höheren EBITDA in 2003/2004:

— Ein Nettoumlaufvermögensrückgang in Höhe von EUR 26,7 Mio. im Geschäftsjahr 2003/2004, verglichen mit EUR 110,3 Mio. im Vorjahr. Wie unten erläutert, reflektiert die Abnahme des Nettoumlaufvermögens im Geschäftsjahr 2003/2004 ein allgemein verbessertes Management des Umlaufvermögens. Im Geschäftsjahr 2002/2003 wurde der Rückgang des Nettoumlaufvermögens durch den Effekt der Anwendung der Erwerbsmethode verstärkt, da der Buchwert der in jenem Geschäftsjahr verkauften Warenbestände auf den Verkehrswert angehoben wurde.

— Eine Steigerung von EUR 43,1 Mio. im Posten „sonstige Vermögenswerte/ Verbindlichkeiten" im Geschäftsjahr 2003/2004, verglichen mit einer Steigerung von EUR 31,0 Mio. im Geschäftsjahr 2002/2003, hauptsächlich bedingt durch erhebliche Restrukturierungszahlungen aus Rückstellungen im Geschäftsjahr 2003/2004.

— Nettozinszahlungen, einschließlich von Emissionskosten für Schuldtitel, von EUR 16,2 Mio. im Geschäftsjahr 2003/2004, verglichen mit EUR 12,6 Mio. im Geschäftsjahr 2002/2003. Die Erhöhung der Nettozinszahlungen im Geschäftsjahr 2003/2004 beruhte zum überwiegenden Teil auf höheren Zinszahlungen im Rahmen der Mezzanin-Kreditfazilität.

Cashflow aus Investitionstätigkeit

Im Geschäftsjahr 2004/2005 fielen Nettoauszahlungen in Höhe von EUR 10,0 Mio. für Investitionstätigkeiten an, was einem Bruttomittelabfluss für Investitionstätigkeiten von EUR 23,8 Mio. (einschließlich aktivierter Entwicklungskosten) entspricht, reduziert um den Zufluss liquider Mittel aus der Veräußerung von Vermögenswerten und Desinvestitionen in Höhe von EUR 13,8 Mio. Auszahlungen für Investitionstätigkeiten umfassten insbesondere Investitionen in China und in Anlagen und Maschinen zur Unterstützung des Wachstums des Geschäftsbereichs Industriekrane in ausländischen Märkten sowie Investitionen in Fertigungsanlagen für die neuen DR-Seilzug- und DC-Kettenzug-Produktfamilien. Demag Cranes investierte auch in die Modernisierung seiner Produktionsanlagen in Wetter und Düsseldorf.

Im Geschäftsjahr 2003/2004 erforderten die Investitionstätigkeiten der Gesellschaft Nettobarmittel in Höhe von EUR 6,3 Mio., was einem Mittelabfluss für Investitionstätigkeiten von EUR 32,6 Mio. entspricht, reduziert um Auszahlungen aus Veräußerungen von Vermögenswerten und Desinvestitionen von EUR 26,2 Mio. Die Auszahlungen für Investitionstätigkeiten umfassten im Wesentlichen Investitionen im Zusammenhang mit Restrukturierungsprogrammen im Geschäftsbereich Industriekrane, einschließlich des Baus einer Produktionsanlage für Prozesskrane in der Tschechischen Republik. Darüber hinaus investierte Demag Cranes in die Modernisierung von Maschinen und in weitere Verbesserungen der Produktionsanlagen des Geschäftsbereichs Hafentechnologie in Düsseldorf.

Im Geschäftsjahr 2002/2003 wurden Nettoauszahlungen in Höhe von EUR 19,7 Mio. für Investitionstätigkeiten der Gesellschaft getätigt. Dies spiegelt Bruttoauszahlungen für Investitionstätigkeiten von EUR 25,3 Mio. wider, verringert um liquide Mittel aus der Veräußerung von Vermögenswerten und Desinvestitionen in Höhe von EUR 5,6 Mio. Die für Investitionstätigkeiten verwendeten Barmittel umfassten im Geschäftsbereich Industriekrane im Wesentlichen Investitionen im Zusammenhang mit der Optimierung von Produktionskapazitäten, der Durchführung von Rationalisierungsmaßnahmen in Deutschland sowie Investitionen in eine neue Produktionsstätte in der Tschechischen Republik. Darüber hinaus investierte Demag Cranes in die Erweiterung von Produktionskapazitäten und in die Modernisierung der Produktionsanlagen des Geschäftsbereichs Hafentechnologie in Düsseldorf.

Cashflow aus Finanzierungstätigkeit

Im Geschäftsjahr 2004/2005 wurden Nettoauszahlungen in Höhe von EUR 3,6 Mio. für die Finanzierungstätigkeiten von Demag Cranes getätigt. Diese betrafen hauptsächlich die Tilgung von Gesellschafterdarlehen mit Mitteln aus einer Einlage in Höhe von EUR 100,0 Mio. durch einen indirekten Gesellschafter in die Kapitalrücklage von DCC Hold Co 3 (drei) GmbH.

Im Geschäftsjahr 2003/2004 beinhalteten die Finanzierungstätigkeiten der Gesellschaft Nettoauszahlungen in Höhe von EUR 8,9 Mio. Diese Mittel wurden in erster Linie im Zusammenhang mit der Tilgung von Schulden nach der Kreditfazilität 2002 und der vollen Tilgung des Verkäuferdarlehens verwendet.

Im Geschäftsjahr 2002/2003 ergaben sich Nettoauszahlungen in Höhe von EUR 83,3 Mio. im Zusammenhang mit den Finanzierungstätigkeiten der Gesellschaft. Diese Auszahlungen wurden in erster Linie zur Tilgung von Verbindlichkeiten gegenüber Tochtergesellschaften der Siemens AG aus Cash-Pooling-Vereinbarungen sowie zur Tilgung anderer Finanzverbindlichkeiten benutzt.

Unter der neuen revolvierenden Kreditfazilität ist Demag Cranes zwar zu regelmäßigen Zinszahlungen, nicht aber zu Tilgungen ausstehender Verbindlichkeiten während der Laufzeit verpflichtet. Somit wird der Cash Flow aus Finanzierungstätigkeit während der Laufzeit vor allem durch Ziehungen und freiwillige Rückzahlungen der neuen revolvierenden Kreditfazilität beeinflusst. In Zukunft plant Demag Cranes außerdem eine jährliche Dividende zu zahlen, was den Cash Flow

aus Finanzierungstätigkeit dementsprechend reduzieren würde (siehe auch „—*Faktoren, welche die Kosten von Demag beeinflussen—Finanzierungskosten*").

Nettoumlaufvermögen

Die folgende Tabelle enthält Informationen zur Berechnung des Nettoumlaufvermögens:

	Geschäftsjahre zum 30. September		
	2003	2004	2005
		(geprüft) (in EUR Mio.)	
Vorräte	194,2	167,4	169,3
Forderungen aus Lieferungen und Leistungen	165,5	149,3	154,4
Verbindlichkeiten aus Lieferungen und Leistungen	62,7	74,1	65,2
Nettoanzahlungen	72,6	46,4	56,1
Nettoumlaufvermögen	224,4	196,1	202,3

Das Nettoumlaufvermögen betrug zum 30. September 2005 EUR 202,3 Mio. (22,9% der Umsatzerlöse), verglichen mit EUR 196,1 Mio. (24,2% der Umsatzerlöse) am 30. September 2004, sowie EUR 224,4 Mio. (26,6% der Umsatzerlöse) am 30. September 2003.

Die Reduzierung des Nettoumlaufvermögens als Prozentsatz der Umsatzerlöse zwischen den Geschäftsjahren 2002/2003 und 2004/2005 ist im Wesentlichen auf ein verbessertes Management des Umlaufvermögens zurückzuführen. Die Geschäftsführung war in der Lage, den Vorratsbestand durch Verkürzung der Produktions- und Lieferzeiten, Standardisierung und Modularisierung sowie durch andere Maßnahmen zwischen den Geschäftsjahren 2002/2003 und 2003/2004 erheblich zu reduzieren. Der Anstieg der Verbindlichkeiten aus Lieferungen und Leistungen aufgrund eines verbesserten Lieferantenmanagements wirkte sich positiv auf die Reduktion des Nettoumlaufvermögens im Geschäftsjahr 2003/2004 aus. Diese Reduktion des Nettoumlaufvermögens im Vergleich zum Geschäftsjahr 2002/2003 konnte trotz eines erheblichen Rückgangs der erhaltenen Anzahlungen in Höhe von EUR 26,3 Mio. in Folge der Wettbewerbsbedingungen durch Anpassungen der Zahlungsmodalitäten von Demag Cranes für Produkte des Geschäftsbereichs Hafentechnologie in den Geschäftsjahren 2003/2004 und 2004/2005 erzielt werden. Die Einführung neuer Produktgenerationen im Geschäftsbereich Industriekrane belastete das Nettoumlaufvermögen im Geschäftsjahr 2004/2005 und führte zu einer Erhöhung der Vorräte, da die gleichzeitige Auslaufphase von Vorgängerprodukten das Vorhalten von Beständen sowohl für alte als auch für neue Produkte erforderte. Darüber hinaus haben sich die Forderungen aus Lieferungen und Leistungen im Geschäftsjahr 2004/2005 aufgrund verschiedener Effekte erhöht, während sich die Verbindlichkeiten aus Lieferungen und Leistungen verringert haben.

In der Bilanz von Demag Cranes reflektieren das Umlaufvermögen und die Umlaufvermögensposten Veränderungen der Wechselkurse, während die Veränderung dieser Posten in der Kapitalflussrechnung von Demag Cranes keine derartigen Änderungen beinhalten. Daher entspricht das Umlaufvermögen in der Bilanz nicht dem in der Kapitalflussrechnung zugrunde liegenden Umlaufvermögen.

Investitionen

Die Investitionstätigkeit von Demag Cranes bezieht sich hauptsächlich auf die Errichtung neuer Produktionsanlagen, Investitionen in Maschinen und Werkzeuge und Wartung. Demag Cranes Investitionen umfassen auch den Erwerb anderer Unternehmen. In den Geschäftsjahren 2003/2004 und 2002/2003 erfolgten keine Akquisitionen. Die folgenden Tabellen zeigen die Investitionen der

Demag Cranes, einschließlich einer geschätzten Gliederung nach Geschäftsbereichen und geographischen Regionen, für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003.

	Geschäftsjahre zum 30. September		
	2003	2004	2005
		(geprüft) (in EUR Mio.)	
Industriekrane und Services[1]	18,7	16,8	11,9
Hafentechnologie	6,6	5,3	10,8
Investitionen, insgesamt	**25,3**	**22,2**	**22,6**

(1) Eine Aufteilung in die Geschäftsbereiche Industriekrane und Services wurde vom Management nicht vorgenommen. Das Management geht aber davon aus, dass sich der weit überwiegende Teil der Investitionen auf den Bereich Industriekrane bezieht.

	Geschäftsjahre zum 30. September		
	2003	2004	2005
		(geprüft) (in EUR Mio.)	
Deutschland	19,5	13,4	16,5
Europa (ohne Deutschland)	4,3	7,7	1,4
Nord- und Südamerika	0,5	0,5	1,4
Andere Regionen	1,0	0,5	3,4
Investitionen, insgesamt	**25,3**	**22,2**	**22,6**

Die Investitionen von Demag Cranes im Geschäftsjahr 2004/2005 in Höhe von EUR 22,6 Mio. stiegen, verglichen mit dem Vorjahr, um EUR 0,4 Mio. oder 1,8% an. Die Investitionen im Geschäftsbereich Industriekrane unterstützten das Wachstum der Gesellschaft in ausländischen Märkten mit Investitionen in Betriebseinrichtungen in China, einem Logistiksystem am Demag Cranes Standort in Cleveland, Ohio, sowie weitere Investitionen in die Produktionsstätte in der Tschechischen Republik. Darüber hinaus investierte Demag Cranes in Fertigungsanlagen für die neuen DR-Seilzug- und DC-Kettenzug-Produktfamilien und die Optimierung der Produktionsprozesse am Standort in Wetter, um die Produktionszeiten zu verkürzen. Im Interesse einer weiteren Verbesserung der Produktions- und Verkaufsprozesse in den Geschäftsbereichen Industriekrane und Services investierte Demag Cranes auch in neue Vertriebssoftware und die Entwicklung von SAP-Systemen für seine Komponentenanlagen, die Demag Cranes global einführen wird. Die Investitionstätigkeit im Geschäftsbereich Hafentechnologie bezog sich insbesondere auf den Ersatz oder die Modernisierung von Maschinen zur Verbesserung der Arbeitsabläufe in der Produktionsstätte in Düsseldorf. Wichtige Investitionen im Geschäftsjahr 2004/2005 umfassten einen stärkeren Deckenkran, eine neue Fräsmaschine und intern entwickelte Software für automatische Containertransportfahrzeuge.

Die Investitionen von Demag Cranes in Höhe von EUR 22,2 Mio. im Geschäftsjahr 2003/2004 nahmen, verglichen mit dem Vorjahr, um EUR 3,1 Mio., oder 12,3% ab. Investitionen im Geschäftsbereich Industriekrane machten den erheblichen Teil der Gesamtinvestitionen der Gesellschaft im Geschäftsjahr 2003/2004 aus, da die Gesellschaft bedeutende Investitionen im Zusammenhang mit der Durchführung der Restrukturierungsmaßnahmen vornahm. Als Teil dieses Restrukturierungsprogramms investierte Demag Cranes in eine Produktionsanlage für Prozesskrane in der Tschechischen Republik, in neue Produktfamilien und Prozessverbesserungen. Demag Cranes investierte außerdem in den Ersatz oder die Modernisierung von Maschinen zur Optimierung der Arbeitsabläufe in seinen Werken. Die Investitionen im Geschäftsbereich Hafentechnologie bezogen sich hauptsächlich auf den Ersatz oder die Modernisierung von Maschinen zur Verbesserung der Arbeitsabläufe. Wichtige Investitionen umfassten infrastrukturelle Verbesserungen auf dem Werksgelände und die intern entwickelte Software für vollautomatische Containertransportfahrzeuge. Investitionen im Geschäftsbereich Services betrafen neue Hardware und Software zur Unterstützung der Auftragsbearbeitung.

Die Investitionstätigkeit von Demag Cranes im Geschäftsjahr 2002/2003 betrug EUR 25,3 Mio. Investitionen in den Geschäftsbereichen Industriekrane und Services betrafen die Optimierung von Produktionskapazitäten und die Durchführung von Rationalisierungsmaßnahmen in Deutschland. Zudem investierte Demag Cranes in eine neue Produktionsstätte in der Tschechischen Republik. Die Investitionen im Geschäftsbereich Hafentechnologie bezogen sich insbesondere auf die Erweiterung von Produktionskapazitäten und die Modernisierung der Produktionsstätte in Düsseldorf sowie Werkzeuge.

Demag Cranes geht davon aus, dass die Investitionen in den Geschäftsbereichen Industriekrane und Services gegenüber den Investitionen in den vorangegangenen Jahren im laufenden Geschäftsjahr erheblich höher sein werden, da die Gesellschaft auch weiterhin Investitionen zur Optimierung von Produktionsprozessen und Arbeitsabläufen zur Ausschöpfung der Wachstumschancen tätigen wird. In Deutschland beziehen sich diese Investitionen auf Anlagen und Werkzeuge für die kürzlich eingeführten DR-Seilzug- und DC-Kettenzug-Produktfamilien, die Modernisierung des Lagerhaussystems in Wetter und Uslar zur Beschleunigung der Logistikprozesse sowie IT-Infrastruktur und IT-Projekte. Investitionen zur Unterstützung des Wachstums der Geschäftsbereiche Industriekrane und Services umfassen im Wesentlichen Investitionen in die Erweiterung der Produktionsstätte und -werkzeuge für lokales Sourcing in China, die Verlagerung einer spanischen Produktionsstätte von einer Anlage im Eigenbesitz in kleinere, gemietete Anlagen und die Einrichtung neuer Montagebänder und eines Prüfstands für die DC-Kettenzugproduktfamilie in Brasilien. Demag Cranes erwartet, den Investitionsbedarf der Geschäftsbereiche Industriekrane und Services für das laufende Geschäftsjahr hauptsächlich aus den Cashflows aus betrieblicher Tätigkeit zu finanzieren. Demag Cranes ist der Ansicht, dass die Investitionen in diesen Geschäftsbereichen im laufenden Geschäftsjahr ihren Höhepunkt erreichen, und schätzt die Investitionen in den Geschäftsbereichen Industriekrane und Services in den darauf folgenden Geschäftsjahren geringer ein. In Bezug auf die Investitionen im Geschäftsbereich Hafentechnologie, die in den Geschäftsjahren 2004/2005 und 2003/2004, verglichen mit den Vorjahren, zugenommen haben, geht die Gesellschaft von einem unverändert hohen Stand im laufenden Geschäftsjahr aus, da Demag Cranes den Ausbau der Produktionskapazitäten und den Abbau derzeitiger Produktionsengpässe anstrebt. Investitionen im Geschäftsbereich Hafentechnologie werden sich hauptsächlich auf Ausgaben für eine neue horizontale Bohrmaschine, eine neue Lackieranlage, effizientere und flexiblere Maschinen sowie die erforderliche Erweiterung von Büroflächen beziehen. Demag Cranes beabsichtigt, den Investitionsbedarf des Geschäftsbereichs Hafentechnologie im laufenden Geschäftsjahr aus dem Cashflow aus betrieblicher Tätigkeit zu finanzieren.

Nach seinem derzeitigen Budget erwartet Demag Cranes Investitionen im laufenden Geschäftsjahr von ca. EUR 34,3 Mio. (davon EUR 33,3 Mio. Sachinvestitionen). Der größte Teil der laufenden Investitionen entfällt mit ca. EUR 25,1 Mio. auf Deutschland. EUR 4,4 Mio. sind für das übrige Europa, EUR 2,2 Mio. für Nord- und Südamerika und EUR 2,6 Mio. für sonstige Regionen vorgesehen. Von der Summe von EUR 33,3 Mio. sind ca. EUR 13,4 Mio. bereits in der ersten Jahreshälfte aufgewandt worden. Demag Cranes geht davon aus, dass die Investitionen in den unmittelbar darauf folgenden Geschäftsjahren auf das Niveau von 2004/2005 zurückkehren und auch dort bleiben werden. Einige der von Demag Cranes budgetierten Investitionen hängen von Einschätzungen der Marktbedingungen und Marktchancen durch das Unternehmen ab. Daher können zukünftige Investitionen höher oder niedriger ausfallen als derzeit geplant.

Kapitalausstattung

Der Hauptteil der Liquidität der Gesellschaft stammt aus dem oben analysierten Cashflow aus betrieblicher Tätigkeit. Die Fähigkeit von Demag Cranes, liquide Mittel aus dem laufenden Betrieb zu erwirtschaften, hängt von seiner zukünftigen Betriebsleistung ab, die ihrerseits in gewissem Maße von allgemeinen konjunkturellen und finanziellen Faktoren, dem Wettbewerbs- und Marktumfeld sowie rechtlichen und regulatorischen Rahmenbedingungen abhängt, auf welche die Demag Cranes keinen Einfluss hat, sowie anderen, im Abschnitt „*Risikofaktoren*" dargestellten Faktoren.

Finanzierungsvereinbarungen stellen eine zweite Liquiditätsquelle dar. Während der hier untersuchten Zeiträume stellten die Erlöse aus Veräußerungen eine weitere wesentliche Liquiditätsquelle dar.

Zwar hält Demag Cranes seinen erwarteten Cashflow aus betrieblicher Tätigkeit, zusammen mit seinen Darlehen und Barbeständen, zur Deckung seines erwarteten Liquiditäts- und Schuldendienstbedarfs für ausreichend, dennoch ist die Gesellschaft nicht in der Lage zu garantieren, dass ihre Geschäftstätigkeit einen ausreichenden Cashflow aus betrieblicher Tätigkeit erwirtschaftet oder dass ihre zukünftigen Finanzierungen durch Eigen- und Fremdkapital in ausreichendem Umfang zur Verfügung stehen, um ihre Verbindlichkeiten bei Fälligkeit begleichen oder ihren Liquiditätsbedarf decken zu können. Demag Cranes ist unter Umständen in Zukunft nicht in der Lage, Fremdkapital zu angemessenen Bedingungen oder überhaupt zu erlangen, was seine Möglichkeit, zukünftiges Umlaufvermögen, Sach- und andere Investitionen und andere Betriebserfordernisse zu finanzieren, einschränken könnte. Da Demag Cranes einen wesentlichen Teil seines Geschäftes und seiner Vermögenswerte, die die Gesellschaft für ihre Betriebstätigkeit für nicht wesentlich hielt, abgestoßen hat, kann nicht davon ausgegangen werden, dass Demag Cranes in Zukunft aus Veräußerungen und Desinvestitionen erhebliches Kapital für Investitionen und andere Zwecke generieren kann.

Demag Cranes ist der Ansicht, allen Zahlungsverpflichtungen der nächsten 12 Monaten nachkommen zu können.

Veränderungen des Eigenkapitals

Das Eigenkapital des Konzerns betrug zum 30. September 2005 EUR 160,6 Mio., verglichen mit einem Eigenkapital von EUR 65,1 Mio. zum 30. September 2004 und einem Eigenkapital von EUR 1,9 Mio. zum gleichen Zeitpunkt im Jahr 2003. Die Steigerung des Eigenkapitals im Geschäftsjahr 2004/2005, verglichen mit 2003/2004, hatte ihre Ursache insbesondere in einer Einlage in Höhe von EUR 100,0 Mio. durch einen indirekten Gesellschafter von Demag Cranes in die Kapitalrücklage der DCC HoldCo 3 (drei) GmbH im Geschäftsjahr 2004/2005. Die Mittel aus dieser Kapitaleinlage wurden zur Finanzierung der Tilgung eines Gesellschafterdarlehens einer Tochtergesellschaft von Demag Cranes verwendet. Die Steigerung des Eigenkapitals im Geschäftsjahr 2003/2004, verglichen mit dem Geschäftsjahr 2002/2003, resultierte aus einer Kapitaleinlage in Höhe von EUR 79,4 Mio., was im Wesentlichen dem Verzicht auf ein Gesellschafterdarlehen in Höhe von EUR 77,0 Mio. entsprach. Die Wirkung dieser Maßnahme wurde durch einen Jahresfehlbetrag von EUR 19,5 Mio. im Geschäftsjahr 2003/2004 verringert.

Finanzverbindlichkeiten

Die Nettofinanzverbindlichkeiten (d.h. Bankdarlehen, Gesellschafterdarlehen und andere Finanzverschuldungen, abzüglich von Barmitteln und anderen Zahlungsmitteln sowie kurzfristigen Finanzforderungen) betrugen zum 31. März 2006 EUR 174,1 Mio., verglichen mit den Nettofinanzverbindlichkeiten von EUR 178,3 Mio. zum 30. September 2005, verglichen mit den Nettofinanzverbindlichkeiten von EUR 286,9 Mio. zum 30. September 2004 und verglichen mit den Nettofinanzverbindlichkeiten von EUR 360,5 Mio. zum 30. September 2003. Die Abnahme der Nettofinanzverbindlichkeiten im Geschäftsjahr 2004/2005 gegenüber den Nettofinanzverbindlichkeiten im Geschäftsjahr 2003/2004 hatte ihre Ursache hauptsächlich in der Eigenkapitaleinlage in Höhe von EUR 100,0 Mio. wie oben beschrieben. Die Abnahme der Nettofinanzverbindlichkeiten im Geschäftsjahr 2003/2004, verglichen mit dem Geschäftsjahr 2002/2003, lag im Wesentlichen an der Tilgung der Vendor Loan Note im Februar 2004 und am Verzicht auf Rückzahlungen eines gewährten Gesellschafterdarlehen in Höhe von EUR 77,0 Mio. im Juni 2004. Dieser Umstand wurde jedoch durch weniger Bargeld und liquide Mittel 2003/2004 teilweise ausgeglichen.

Zukünftige Finanzierung

Demag Cranes wird vor der Notierungsaufnahme der Aktien der Gesellschaft eine neue Kreditfazilität in Form einer revolvierenden Kreditlinie in Höhe von EUR 325,0 Mio. abschließen. Diese dient zum Einen der Ablösung der von der Demag Finance S.à r.l. und der Demag Mezz S.à r.l. ausgereichten Gesellschafterdarlehen sowie der Rückführung der von Gesellschaften des Demag Cranes-Konzerns unter der bestehenden revolvierenden Kreditfazilität in Anspruch genommenen Kredite (Refinanzierung). Soweit im Rahmen der bestehenden revolvierenden Kreditfazilität Einzelkreditlinien von Banken, die nicht Kreditgeber der neuen Kreditfazilität sind, in Anspruch genommen wurden, werden diese nicht abgelöst, sondern mit Garantien unter der neuen Kreditfazilität besichert. Ferner wird die neue Kreditfazilität voraussichtlich zur Deckung der Kosten

des Börsengangs der Gesellschaft und der Kosten der hier beschriebenen Refinanzierung dienen. Im Übrigen soll die neue Kreditfazilität zur Finanzierung des Umlaufvermögens des Demag Cranes-Konzerns sowie für sonstige Unternehmenszwecke, zum Beispiel für eine Bereitstellung von Garantien oder als Liquiditätsreserve zur Verfügung stehen.

Nach der neuen Kreditfazilität hat Demag Cranes bestimmte finanzielle Kriterien zu erfüllen. Weiterhin umfasst die neue Fazilität gewisse Darlehensbedingungen und Unterlassungsverpflichtungen, darunter Beschränkungen in Bezug auf zusätzliche Verschuldung, Fusionen und Akquisitionen, Verkäufe von Vermögenswerten sowie Belastungen und Pfandrechte. Die neue Kreditfazilität wird auch bestimmte übliche Verzugsereignisse, die zu einer vorzeitigen Fälligkeit der Schulden nach der neuen Kreditfazilität führen können, enthalten. Darüber hinaus wird die Verzinsung, die auf unter der Kreditfazilität ausstehende Darlehen anwendbar ist, von verschiedenen Faktoren abhängen. Dieser Umstand könnte zu einem zusätzlichen Cashflowbedarf der Gesellschaft führen (siehe auch „*Wesentliche Verträge—Sonstige wesentliche Vertragsverhältnisse—Finanzierungsverträge*").

Zusammengefasste vertragliche Verpflichtungen

Allgemeines

Die folgende Tabelle fasst die vertraglichen Verpflichtungen, das Bestellobligo und die wichtigsten sonstigen finanziellen Verpflichtungen von Demag Cranes zum 31. März 2006, zusammen.

	Weniger als 1 Jahr	1-5 Jahre	Mehr als 5 Jahre	Insgesamt
		(in EUR Mio.)		
Verpflichtungen aus Operating-Leasingverträgen	10,6	22,5	8,0	41,2
Verpflichtungen aus Finanzierungsleasingverträgen	0,2	1,4	—	1,6
Kaufverpflichtungen von Vorräten	77,7	—	—	77,7
Pensionspläne und ähnliche Verpflichtungen	6,8	36,3	97,9	140,9
Gesamt(1)(2)	**95,3**	**60,1**	**106,0**	**261,5**

(1) Ohne Berücksichtigung der Verschuldung unter der Kreditfazilität 2002 und der Kreditfazilität 2005. Zu einer vorgesehenen neuen Finanzierung siehe auch „*Kapitalausstattung*".

(2) Der jeweilige Zahlungszeitpunkt basiert auf den Schätzungen des Managements zur vertraglichen Fälligkeit der Verpflichtungen von Demag Cranes. Der tatsächliche Zahlungszeitpunkt kann hiervon erheblich abweichen.

Pensionen und ähnliche Verpflichtungen

	Geschäftsjahre zum 30. September		
	2003	2004	2005
		(geprüft) (in EUR Mio.)	
Pensionspläne	117,0	113,7	129,8
Entgeltumwandlung	6,9	8,3	9,7
Pläne für medizinische Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses und ähnliche Verpflichtungen	1,1	0,2	—
Pensionspläne und ähnliche Verpflichtungen	**124,9**	**122,2**	**139,4**

Demag Cranes unterhält eine Reihe von Pensionsplänen für praktisch alle vollzeitbeschäftigten Mitarbeiter in Deutschland. Außerhalb Deutschlands werden Pensionsleistungen an ausgeschiedene Arbeitnehmer in den Vereinigten Staaten, Großbritannien, der Schweiz und Südafrika gezahlt. Während alle Pensionspläne von Demag Cranes in Deutschland, den Vereinigten Staaten und Großbritannien nicht kapitalgedeckt sind, sind Pensionspläne in der Schweiz und Südafrika kapitalgedeckt. In den Vereinigten Staaten und Großbritannien handelt es sich um beitragsorientierte Pensionspläne. Verpflichtungen der Gesellschaft bezüglich ihrer Pensionspläne basieren auf versicherungsmathematischen Berechnungen, die auf von Land zu Land unterschiedlichen Annahmen bezüglich Abzinsungssätzen, Lebenserwartung, Gehalts- und

Rententrends und – im Falle von kapitalgedeckten Pensionsverpflichtungen – der erwarteten Rendite auf die Vermögenswerte, in die im Rahmen dieser Pensionspläne investiert wurden, beruhen.

Entgeltumwandlung, die nur außertariflich angestellten Mitarbeitern zur Verfügung steht, ist eine Art von Pensionszahlung, die von dem betreffenden Mitarbeiter aus seinem persönlichen Einkommen finanziert wird. Aufgrund einer Vereinbarung zwischen Demag Cranes und dem betreffenden Mitarbeiter wird ein Teil der Vergütung des Mitarbeiters nicht an diesen sofort ausgezahlt, sondern von Demag Cranes einbehalten, um zu einem späteren Zeitpunkt zu zahlen. Der Gesamtbetrag dieser aufgeschobenen Vergütung wird aufgrund von versicherungsmathematischen Berechnungen bestimmt, die den Betrag der aufgeschobenen Vergütung, das Alter des Mitarbeiters zum Zeitpunkt des Aufschubs, einen jährlichen, auf Renten anwendbaren Zinssatz und Abschläge für vorzeitig eintretende Todesfälle und Invalidität berücksichtigen.

Kosten für Pensionspläne umfassen Serviceleistungskosten, die in den Herstellungskosten, Vertriebs- und allgemeinen Verwaltungskosten bzw. den Forschungs- und Entwicklungskosten enthalten sind, sowie Zinsaufwendungen und andere Aufwendungen, die als Teil der Zinsen und ähnlichen Erträgen / (Aufwendungen) verbucht werden. Versicherungsmathematische Gewinne und Verluste werden in der Eigenkapitalveränderungsrechnung („Statement of Recognized Income and Expense" – SORIE) als Veränderung des Eigenkapitals verbucht.

Die mit Pensionsverpflichtungen in Zusammenhang stehenden Aufwendungen teilen sich wie folgt auf:

	Geschäftsjahre zum 30. September		
	2003	2004	2005
	(geprüft) (in EUR Mio.)		
Dienstzeitaufwand	2,6	2,5	2,0
Zinsaufwand	7,1	6,5	6,8
Andere (Gewinne) Verluste(1)	0,7	(0,5)	(0,5)
In der Gewinn- und Verlustrechnung ausgewiesene Pensionskosten	10,4	8,5	8,4
Versicherungsmathematische (Gewinne) Verluste	1,5	(2,3)	8,7
Gesamtaufwendungen	**11,9**	**6,2**	**17,1**

(1) Einschließlich erwarteter Renditen des Planvermögens.

Eine Darstellung der Pensions- und ähnlichen Verpflichtungen von Demag Cranes ist in der Anhangsangabe 28 der Combined Financial Statements von Demag Cranes im Geschäftsjahr 2004/2005 enthalten, die sich im Finanzteil dieses Prospektes befinden.

Haftungsverhältnisse und andere Eventualverbindlichkeiten

Die Eventualverbindlichkeiten bestehen hauptsächlich aus Kreditgarantien in Bezug auf Finanzierungsvereinbarungen von Demag Cranes sowie anderen Garantien und Gewährleistungen, darunter Rückkaufverpflichtungen gegenüber Kunden bestimmter Produkte des Geschäftsbereichs Hafentechnologie. Im Rahmen dieser Rückkaufverpflichtungen, die im Allgemeinen über Zeiträume von einem bis fünf Jahre laufen, ist Demag Cranes zum Rückkauf von Produkten von Kunden verpflichtet. Es gibt zwei Kategorien von Rückkaufverpflichtungen: Rückkaufverpflichtungen bezüglich Verkäufen von Produkten an Leasinggesellschaften und Rückkaufverpflichtungen gegenüber Endkunden. Die Mehrheit der Rückkaufverpflichtungen bezieht sich auf Verkäufe von Produkten an Leasinggesellschaften. Nach diesen Vereinbarungen werden Rückkaufverpflichtungen in der Regel dann ausgelöst, wenn der Endkunde mit seinen Leasingzahlungen in Verzug gerät, wenn der Endkunde das Produkt von der Leasinggesellschaft nicht kaufen möchte, oder er sich zum Ende der Laufzeit gegen eine Verlängerung des Leasing-Vertrags für das Produkt entschließt. Nach den vertraglichen Bedingungen einiger Rückkaufverpflichtungen ist Demag Cranes ferner verpflichtet, der Leasinggesellschaft Verluste zu erstatten, die ihr aufgrund von Zahlungsverzug seitens des Endkunden entstehen. In den letzten zehn Jahren musste Demag Cranes nur zweimal einen Hafenmobilkran von einer Leasinggesellschaft zurückerwerben. Rückkaufverpflichtungen mit

Endkunden geben diesen Kunden in der Regel das Recht, unter bestimmten Bedingungen Demag Cranes zum Rückkauf des Produkts zu verpflichten. Demag Cranes ist noch nie zum Rückkauf eines Hafenmobilkrans nach einer Rückkaufverpflichtung mit einem Endkunden gezwungen gewesen. Am 31. März 2006 betrugen die Eventualverbindlichkeiten hinsichtlich von Rückkaufverträgen mit Leasingfirmen und Endkunden EUR 44,6 Mio., verglichen mit EUR 41,9 Mio. zum 30. September 2005 und verglichen mit EUR 41,2 Mio. zum 30. September 2004 sowie EUR 33,5 Mio. zum 30. September 2003.

Eine Analyse der Eventualverbindlichkeiten, einschließlich ihrer Beträge, ist in der Anhangsangabe 35 zu den Combined Financial Statements von Demag Cranes enthalten, die im Finanzteil dieses Prospekts enthalten sind. Die Eventualverbindlichkeiten beliefen sich am 31. März 2006 auf insgesamt EUR 87,7 Mio., gegenüber EUR 81,2 Mio. zum 30. September 2005, EUR 57,1 Mio. zum 30. September 2004 und EUR 46,3 Mio. zum 30. September 2003.

Demag Cranes ist zuweilen an Prozessen, an der Geltendmachung von Ansprüchen, an Ermittlungen und Verfahren, einschließlich von Patent-, Umwelt- und Arbeitsrechtsstreitigkeiten, sowie Verfahren im Zusammenhang mit der Gesundheit und Sicherheit am Arbeitsplatz sowie wirtschaftlichen Angelegenheiten, die sich im Laufe der normalen Geschäftstätigkeit ergeben, beteiligt. Derzeit gibt es keine solchen Verfahren, in deren Zusammenhang Demag Cranes eine wesentliche Auswirkung auf Geschäftstätigkeit auf seine konsolidierte Finanzposition, Ertragslage oder Cashflows erwartet.

Geschäftsbeziehungen mit nahe stehenden Personen

Eine Beschreibung bestimmter Geschäfte, an denen Demag Cranes sowie gewisse verbundene Unternehmen, einschließlich ihrer Aktionäre, beteiligt sind, befindet sich in diesem Prospekt unter „*Geschäfte und Rechtsbeziehungen mit nahe stehenden Personen*" sowie in der Anhangsangabe 36 zu den zusammengefassten Jahresabschlüssen von Demag Cranes, die im Finanzteil dieses Prospekts enthalten sind.

Während der Zeit, in der die Demag Cranes zur Siemens-Gruppe gehörte, ging die Gesellschaft mit anderen Mitgliedern dieser Gruppe eine Reihe bedeutender Geschäfte ein, darunter Gewinn- und Verlustabführungsverträge, Darlehen zwischen den Unternehmen des Konzerns, Teilnahme an Cash-Pooling-Vereinbarungen sowie Finanz- und Rechtsberatungsdienstleistungen. Diese Geschäftsbeziehungen wurden in Folge des Erwerbs beendigt. In der zuletzt bestehenden Konzernzugehörigkeit, ging Demag Cranes außerdem Geschäfte mit Demag Holding S.à r.l. und deren verbundenen Unternehmen ein, darunter Darlehen zwischen den Unternehmen des Konzerns, Teilnahme an Cash-Pooling-Vereinbarungen sowie Finanz-, Rechts-, Management- und andere Serviceleistungen. Diese Geschäftsbeziehungen wurden oder werden bis auf wenige Ausnahmen unmittelbar vor oder nach diesem Angebot beendet.

Qualitative Offenlegungen von Marktrisiken

Währungsrisiko

Die Berichtswährung von Demag Cranes ist Euro. Da Demag Cranes in verschiedenen Märkten in Europa, Nord-, Süd- und Mittelamerika, Asien sowie in anderen Regionen geschäftlich tätig ist, wickelt die Gesellschaft heute und in Zukunft Transaktionen auch in anderen Währungen, insbesondere in US-Dollar, ab. Infolgedessen ist Demag Cranes aufgrund folgender Faktoren für Wechselkursschwankungen anfällig:

— Die Mehrheit der Herstellungskosten fallen in Euro an und ein erheblicher Teil der Einnahmen erfolgt in anderen Währungen, insbesondere US-Dollar; eine Stärkung des Euro im Verhältnis zu derartigen anderen Währungen, in denen die Gesellschaft Einnahmen erzielt, kann sich daher negativ auf ihr operatives Ergebnis und Cashflows auswirken; und

— gewisse Vermögenswerte, Verbindlichkeiten, Einnahmen und Ausgaben der Gesellschaft sind in verschiedenen anderen Währungen als Euro denominiert; das operative Ergebnis wird daher durch Wechselkursschwankungen beeinflusst.

Um den Einfluss von Wechselkursschwankungen auf seine Betriebsergebnisse möglichst zu begrenzen, bemüht sich Demag Cranes um eine Reihe von Hedging-Maßnahmen, wie z. B. die

Festsetzung der Preise für seine Produkte und Serviceleistungen bei Auftrag und soweit möglich die Rechnungsstellung in Euro. Darüber hinaus kauft Demag Cranes Vorräte von lokalen Lieferanten und Herstellern und produziert und montiert gewisse Produkte in den Ländern, in welchen die Gesellschaft Umsätze tätigt. Demag Cranes schließt auch regelmäßig Devisenterminkontrakte ab (siehe auch „*—Andere Faktoren, welche die Ergebnisse von Demag Cranes beeinflussen—Wechselkursschwankungen*").

Rohstoffpreisrisiko

Aufgrund seiner Abhängigkeit von verschiedenen Rohstoffen, insbesondere Stahl, ist Demag Cranes auch Rohstoffpreisrisiken ausgesetzt. Demag Cranes ist bestrebt, diese Risiken möglichst gering zu halten, indem die Gesellschaft die Nachfrage bündelt, um von Mengeneffekten und verschiedenartigen Sourcing-Strategien zu profitieren. Darüber hinaus strebt die Gesellschaft an, ihre Abhängigkeit von volatilen Rohstoffpreisen zu reduzieren, indem sie Verträge mit ihren Kunden abschließt, die es der Gesellschaft erlauben, Rohstoffpreissteigerungen vorbehaltlich gewisser Einschränkungen an den Kunden weiterzugeben. Derzeit verwendet Demag Cranes keine derivativen Finanzinstrumente zur Handhabung von Restrisiken im Zusammenhang mit Rohstoffpreisschwankungen.

Zinssatzrisiko

Das Risiko, dem Demag Cranes im Zusammenhang mit einer Änderung der Zinssätze ausgesetzt ist, bezieht sich in erster Linie auf seine Verschuldung. Demag Cranes ist in Verbindung mit der neuen Kreditfazilität, und zwar aufgrund der variablen EURIBOR-/LIBOR-Sätze, Cashflowrisiken ausgesetzt. In der Vergangenheit war die Gesellschaft Zinsswap-Verträge zur Reduktion etwaiger Schwankungen im Zusammenhang mit Finanzierungsverpflichtungen eingegangen. Im Zusammenhang mit der neuen Kreditfazilität prüft das Management noch, ob es Zinsswapverträge oder ähnliche Vereinbarungen abschließen will.

Kreditrisiko

Das Kreditrisiko bezieht sich auf das Risiko, dass Kunden von Demag Cranes allen oder einem Teil ihrer vertraglichen Verpflichtungen nicht nachkommen. Demag Cranes bemüht sich um die Eingrenzung seines Kreditrisikos sowohl durch den Abschluss von Verträgen mit kreditwürdigen Kunden, deren Bonität durch die Feststellung ihrer Kreditwürdigkeit, als auch einem aktiven Debitorenmanagement sichergestellt wird. Aufgrund derartiger Überprüfungen und Maßnahmen holt Demag Cranes Exportgarantien ein und schließt sonstige Versicherungen ab, wenn derartige Instrumente zur Verfügung stehen und wenn die Gesellschaft diese für geeignet hält. Darüber hinaus bildet Demag Cranes auf Grundlage von Faktoren – wie z.B. dem geschätzten Kreditrisiko bestimmter Kunden, historischen Erfahrungswerten und anderen Informationen – Rückstellungen für zweifelhafte Forderungen.

Inflationsauswirkungen

Die Kosten der Demag Cranes werden grundsätzlich durch Inflation beeinflusst. Die Gesellschaft ist bestrebt, Kostenerhöhungen durch Produktivitätssteigerungen und Investitionen auf ein Niveau unterhalb der Inflationsrate zu begrenzen. Grundsätzlich wirkt sich die allgemeine Inflation aber auf die Kosten der Gesellschaft und ihrer Konkurrenten aus.

Kritische Bilanzierungsgrundsätze

Demag Cranes erstellt seine Jahresabschlüsse gemäß IFRS, wonach das Management zur Anwendung gewisser Bilanzierungsmethoden und -grundsätze verpflichtet ist, die auf komplexen oder subjektiven Beurteilungen und Schätzungen aufgrund vergangener Erfahrungswerte sowie auf Annahmen beruhen, die aufgrund der jeweiligen Umstände für angemessen und realistisch erachtet werden. Die Anwendung solcher Schätzungen und Annahmen beeinflusst die ausgewiesene Höhe von Aktiva und Passiva sowie den Ausweis von Eventualforderungen und -verbindlichkeiten zum Bilanzstichtag und die Höhe der ausgewiesenen Umsatzerlöse und Aufwendungen in der Berichtsperiode. Angesichts der Unsicherheiten im Zusammenhang mit den Annahmen und Bedingungen, auf denen diese Schätzungen beruhen, können die tatsächlichen Ergebnisse von diesen Schätzungen abweichen.

Im Folgenden findet sich eine Zusammenfassung der von Demag Cranes angewandten Bilanzierungsmethoden nach IFRS, die eher subjektive Beurteilungen des Managements bei Annahmen oder Einschätzungen der Auswirkungen von ihrem Wesen nach ungewissen Angelegenheiten erfordern, bei denen Änderungen der den Annahmen zugrunde liegenden Bedingungen die in den Konzernjahresabschlüssen ausgewiesenen Ergebnisse erheblich beeinflussen können. Für weitere Informationen siehe auch Anhangsangabe 2 des Anhangs zu den Combined Financial Statements von Demag Cranes, die im Finanzteil dieses Prospekts enthalten ist.

Grundsätze zur Bilanzierung von Unternehmenserwerben (Purchase Accounting)

Demag Cranes hat den Erwerb unter Verwendung der Erwerbsmethode nach IFRS bilanziert. Bei der Anwendung der Grundsätze von Unternehmenserwerben war Demag Cranes verpflichtet, den Kaufpreis den erworbenen Aktiva und Passiva aufgrund geschätzter Zeitwerte zuzuweisen. Zur Bestimmung der beizulegenden Zeitwerte musste Demag Cranes eine Reihe von Schätzungen vornehmen, unter anderem bezüglich der geschätzten Nutzungsdauer der erworbenen materiellen und immateriellen Vermögenswerte. Die Hauptauswirkungen der Erwerbsmethode waren wie folgt:

— Sachanlagevermögen: Demag Cranes bewertete die von ihm erworbenen Sachanlagen, insbesondere Grundstücke, Gebäude und Anlagen anhand von Marktwerten.

— Vorräte: Demag Cranes erhöhte den Wert von Bestandsposten, für die feste Bestellungen vorlagen, um die mit diesen Aufträgen zusammenhängenden Gewinne so zu behandeln, als seien sie vor dem Erwerb realisiert worden.

Demag Cranes hat den Geschäfts- oder Firmenwert, der dem Überschuss des gezahlten Kaufpreises über den Zeitwert der erworbenen Aktiva abzüglich der Passiva entspricht, als immateriellen Vermögenswert aktiviert.

Erfassung von Umsatzerlösen

Erlöse aus Produktverkäufen werden zum Zeitpunkt, an dem Risiken und Nutzen des Eigentums auf den Kunden übergehen, erfasst. Dabei wird der Zeitpunkt der Erfassung von Umsatzerlösen vom Demag Cranes Management anhand der Tatsachen und Umstände des betreffenden Verkaufs bestimmt.

Bei Verkäufen von Industriekranen gehen Risiken und Nutzen des Eigentums normalerweise beim Versand der Produkte auf die Kunden über. Demag Cranes verkauft jedoch auch bestimmte Krane, bei denen die Installation am Standort des Kunden für das Funktionieren des Produktes entscheidend ist oder im Zusammenhang mit denen Risiken und Nutzen des Eigentums nach den vertraglich vereinbarten Bedingungen erst bei An- oder Abnahme durch den Kunden auf diesen übergehen. Bei solchen Kranen realisiert Demag Cranes die Erträge zu dem Zeitpunkt, an dem die Maschinen am Standort des Kunden installiert sind bzw. eine Abnahme durch den Kunden erfolgt.

Für die Produkte Hafenmobilkrane und vollautomatische Containertransportfahrzeuge des Geschäftsbereichs Hafentechnologie gelten Risiken und Nutzen des Eigentums zum Zeitpunkt, an dem die Produkte am Verschiffungshafen geladen werden, als auf den Kunden übergegangen. Für Verkäufe gewisser komplexerer Produkte, bei denen die Verkäufe gelegentlich den Verkauf von Software beinhalten, gelten Risiken und Nutzen des Eigentums nach der endgültigen Abnahme der Produkte im Anschluss an Testläufe als auf den Kunden übergegangen und die entsprechenden Umsatzerlöse werden zu diesem Zeitpunkt erfasst. Bei Mehr-Komponenten-Verträgen für Industriekrane werden Umsatzerlöse aus verkauften Produkten und erbrachten Serviceleistungen separat erfasst.

Umsatzerlöse aus Serviceleistungen werden entweder nach Erbringung der Serviceleistungen oder regelmäßig über die Laufzeit des Serviceleistungsvertrags erfasst.

Umsatzerlöse aus dem Verkauf von Ersatzteilen werden bei Lieferung erfasst.

Bei bestimmten Kranverkäufen des Geschäftsbereichs Hafentechnologie ist Demag Cranes zur Abgabe einer Garantie bezüglich des Restwertes des Krans verpflichtet (Rückkaufverpflichtung). Bei der Erfassung der Umsatzerlöse nimmt das Management eine Beurteilung dahingehend vor, ob die Gewährung einer derartigen Garantie bedeutet, dass Risiken und Nutzen des Eigentums auf den Kunden übergegangen sind oder nicht. Derartige Beurteilungen umfassen Bewertungen des Wertes

des jeweiligen Krans zu bestimmten Zeitpunkten in der Zukunft sowie ferner eine Beurteilung der Wahrscheinlichkeit, dass die Garantie in Anspruch genommen wird. Die Bewertungen des Wertes des Krans durch das Management erfolgen aufgrund historischer Erfahrungen und Kenntnis des Verkaufspreises derartiger Krane; die Beurteilung der Wahrscheinlichkeit der Beanspruchung der Garantie erfolgt aufgrund des Unterschieds zwischen dem geschätzten Wert des Krans und dem garantierten Wert sowie historischer Erfahrung in Bezug auf die Inanspruchnahme solcher Garantien.

Bei bestimmten Verkäufen von Produkten des Geschäftsbereichs Hafentechnologie sind Leasingfirmen beteiligt. Nach bestimmten Vereinbarungen verkauft Demag Cranes Produkte an eine Leasingfirma, mietet die Produkte zurück und stellt sie dem Endkunden in einem Unterleasingvertrag zur Verfügung. Demag Cranes verbucht das Leaseback sowie die Unterverpachtung an den Endkunden als Finanzierungsleasing, wenn Demag Cranes der Ansicht ist, dass die jeweiligen Bedingungen für eine Bilanzierung von Leasingverträgen erfüllt sind. In den Fällen, in denen Demag Cranes die Verpachtung an den Endkunden als eine Finanzleasingforderung ausweist, verbucht die Gesellschaft die Erlöse aus dem Verkauf und dem Leaseback periodisch über die Dauer des Leasingvertrags, anstatt einen Verkauf zum Zeitpunkt der Lieferung zu erfassen.

Nach anderen derartigen Vereinbarungen werden Krane an Leasingfirmen verkauft, die ihrerseits mit den Endkunden Leasingvereinbarungen eingehen. Unter bestimmten Bedingungen ist Demag Cranes verpflichtet, das Produkt bei Ablauf des Leasingvertrags von der Leasingfirma zurückzukaufen oder die Leasingfirma für wirtschaftliche Verluste im Zusammenhang mit einem Zahlungsverzug des Endkunden zu entschädigen. Im Zusammenhang mit der Erfassung von Umsatzerlösen beurteilt das Management derartige Vereinbarungen nach den jeweiligen Bestimmungen des zugrundeliegenden Leasingvertrages. Verbleibt ein erhebliches Eigentumsrisiko an verpachteten Produkten bei Demag Cranes, werden die entsprechenden Vermögenswerte und Finanzverbindlichkeiten in der Bilanz ausgewiesen und die Umsätze und Bruttogewinne über die Dauer des Leasingvertrags realisiert. Verbleiben erhebliche, mit dem Eigentum verbundene Risiken nicht bei der Gesellschaft, werden die Erlöse bei Lieferung oder Versand wie normale Verkäufe voll erfasst.

Rückstellungen für fehlende Kosten und Gewährleistungen

Bei der Erfassung von Umsatzerlösen aus dem Verkauf der Produkte von Demag Cranes nimmt das Management Schätzungen der künftig anfallenden Kosten vor, zum Beispiel für die Montage des Krans, wenn Demag Cranes dafür verantwortlich ist. Dabei nimmt das Management aufgrund vergangener Erfahrungen Schätzungen der zukünftigen Kosten vor. In den Fällen, in denen die tatsächlichen Kosten von den Schätzungen des Managements abweichen, stellt der Unterschied entweder eine Reduzierung oder Erhöhung der Herstellungskosten dar.

Zum Zeitpunkt der Erfassung von Umsatzerlösen wird vom Management eine Schätzung der zukünftigen Kosten von Gewährleistungsansprüchen vorgenommen. Das Management nimmt diese Bewertungen aufgrund historischer Erfahrungen im Zusammenhang mit derartigen Gewährleistungsansprüchen für einzelne Produktkategorien vor. Werden diese Einschätzungen von Demag Cranes auf Grund aktueller Erfahrungen revidiert, verbucht die Gesellschaft den Unterschied in den Herstellungskosten.

Bewertung von Gebrauchtkranen

Im Hafentechnologiegeschäft erfordert der Verkauf eines neuen Krans gelegentlich, dass Demag Cranes einen gebrauchten Kran in Zahlung nimmt. Das Management schätzt in solchen Fällen den Wert des gebrauchten Krans zum Kaufzeitpunkt und verbucht den Kran unter „Vorräte", wobei sich die Werteinschätzung auf der Kenntnis von Verkaufspreisen derartiger Krane gründet. Nachträgliche Anpassungen des Wertes werden in den Herstellungskosten erfasst.

Entwicklungskosten

Nach IFRS aktiviert Demag Cranes Entwicklungskosten, wenn das Produkt oder das Verfahren technisch und kommerziell durchführbar ist und es als wahrscheinlich gilt, dass das Produkt oder das Verfahren künftig wirtschaftlichen Nutzen bringt. Bei der Entscheidung, ob die Entwicklungskosten zu aktivieren sind, nimmt das Management Schätzungen der im

Zusammenhang mit der Entwicklung des Projekts zukünftig anfallenden Kosten sowie der künftigen Erlöse und Kosten des betreffenden Produkts vor.

Bewertung immaterieller Vermögenswerte und des Sachanlagevermögens

Demag Cranes überprüft das immaterielle Anlagevermögen sowie das Sachanlagevermögen auf Wertminderungen, wenn Ereignisse oder veränderte Umstände darauf hinweisen, dass der Buchwert des Vermögens langfristig über dem erzielbaren Marktpreis liegt, oder wenn dies im Rahmen von Bilanzierungsgrundsätzen erforderlich sein sollte. Folgende Faktoren können auf eine potentielle Wertminderung hinweisen:

— deutlich schlechtere Ergebnisse im Verhältnis zu historischen oder prognostizierten künftigen operativen Ergebnissen;

— erhebliche Änderungen bezüglich der Nutzung der Vermögenswerte oder eine Änderung der Geschäftsstrategie;

— erhebliche Änderungen der Technologie oder regulatorischer Bestimmungen;

— erhebliche negative Branchen- oder konjunkturelle Entwicklungen.

Die Werthaltigkeit von Vermögenswerten wird nach IFRS durch einen Vergleich des Buchwerts eines Vermögenswertes mit seinem am Markt erzielbaren Betrag gemessen, der sich als der höhere der Beträge aus Nettoverkaufspreis und abgezinstem zukünftigen Netto-Cashflow, der aus der Verwendung der Vermögenswerte und ihrer letztendlichen Veräußerung erwartet wird, berechnet.

Gelten die Vermögenswerte als im Wert vermindert, so wird die erfasste Wertminderung als der Betrag gemessen, um den der Buchwert der Vermögenswerte den Nettoveräußerungswert der Vermögenswerte überschreitet, und als Aufwand im operativen Ergebnis erfasst. Die wichtigsten Schätzungen bei der Bestimmung des abgezinsten zukünftigen Netto-Cashflows umfassen die geeigneten Abzinsungssätze, Restwerte der Vermögenswerte, die geschätzten langfristigen Wachstumsraten der Gesellschaft und die Anzahl der Jahre, auf denen die Cashflow-Prognosen zu gründen sind. Zwar hält Demag Cranes seine Annahmen für angemessen, doch können die geschätzten Beträge erheblich von den tatsächlichen künftigen Ergebnissen abweichen.

Vorräte

Vorräte werden zum niedrigeren Wert aus Anschaffungs- oder Herstellungskosten oder Nettoveräußerungswert bewertet, wobei die Anschaffungs- oder Herstellungskosten in der Regel unter Verwendung von Durchschnittspreisen oder dem Verkehrswert bestimmt werden. Die Anschaffungs- oder Herstellungskosten bestehen aus den Kosten für gekaufte Komponenten und den Produktionskosten, die sich aus Materialeinzel- und Fertigungseinzelkosten sowie anteiligen indirekten Kosten zusammensetzen. Demag Cranes erfasst solche indirekten Kosten aufgrund von Schätzungen und nimmt eine Berichtigung für Über- oder Unterdeckungen zum Ende eines Zeitraums bzw. früher vor, wenn dies für erforderlich gehalten wird. Solche Kostenschätzungen beruhen auf Demag Cranes budgetierten Anschaffungs- oder Herstellungskosten für den Zeitraum. Demag Cranes nimmt für schlechtgängige oder veraltete Vorräte auf der Basis von Erwartungen im Hinblick auf die zukünftige Nutzung dieser Produkte Wertberichtigungen vor.

Rückstellungen für Pensionen und andere Verpflichtungen

Demag Cranes bildet Rückstellungen für Pensionen und sonstige Leistungsverpflichtungen nach Beendigung des Arbeitsverhältnisses aufgrund versicherungsmathematischer Bewertungen, die unter Einsatz der Methode der laufenden Einmalbeträge („projected unit credit method") gemäß IAS 19 ermittelt wurden. Die versicherungsmathematischen Bewertungen basieren auf einer Reihe von Annahmen wie dem Diskontsatz, der erwarteten langfristigen Rendite des Planvermögens sowie den Inflationsraten. Die Annahmen gründen sich auf die derzeitigen Marktbedingungen, auf historische Informationen und versicherungsmathematische Daten. Die Annahmen werden jährlich überprüft. Zwar hält das Management die Annahmen aufgrund der ihm zur Verfügung stehenden Informationen für angemessen, doch können diese Annahmen aufgrund sich ändernder Markt- und Wirtschaftsbedingungen, höherer oder niedrigerer Entnahmen oder längerer oder kürzerer Lebenszeiten der Begünstigten von den tatsächlichen Ergebnissen erheblich abweichen. Derartige

Unterschiede können sich auf die Höhe des Betrags des zukünftigen Pensionsaufwands von Demag Cranes stark auswirken.

Demag Cranes erfasst den im Zusammenhang mit den Pensionskosten anfallenden Dienstzeitaufwand in der Gewinn- und Verlustrechnung unter den Herstellungskosten oder im Posten „Aufwand", die pensionskostenbezogenen Zinsen im Posten „Zinsaufwand". Versicherungsmathematische Gewinne und Verluste werden als Teil des Eigenkapitals in der Eigenkapitalveränderungsrechnung erfasst.

Restrukturierungs- und ähnliche Rückstellungen einschließlich Rückstellungen für Gewährleistungen

Restrukturierungs- und ähnliche Rückstellungen werden gebildet, wenn für Demag Cranes infolge eines vergangenen Ereignisses eine bestehende rechtliche oder faktische Verpflichtung besteht, deren Erfüllung wahrscheinlich Vermögensabflüsse erfordert, und eine verlässliche Schätzung bezüglich der Höhe dieser Verpflichtung vorgenommen werden kann. Bei der Bestimmung derartiger Rückstellungen bewertet das Management derartige zukünftigen Kosten sowie die Wahrscheinlichkeit eines Vermögensabflusses. Solche Beurteilungen werden aufgrund der historischen Erfahrungen des Managements mit solchen Kosten sowie auf Grundlage der zum jeweiligen Zeitpunkt bekannten Tatsachen und Umstände vorgenommen.

Derartige Rückstellungen werden mit Bekanntwerden weiterer Informationen oder im Zuge veränderter Umstände berichtigt. Wenn sich im Laufe der Zeit herausstellt, dass nicht der volle Betrag einer Rückstellung erforderlich ist, zum Beispiel im Falle von Rückstellungen für bestimmte Gewährleistungen, bei denen Demag Cranes die Beilegung der jeweiligen Angelegenheit kostengünstiger regelt, löst Demag Cranes den Überschuss der betreffenden Rückstellung ergebniswirksam auf.

Latente Steuern

Latente Steuern ergeben sich aus den Unterschieden zwischen der ergebniswirksamen Verrechnung von Erträgen und Aufwand im Abschluss und ihren Auswirkungen auf die zugrundeliegenden Steuerbilanzen. Die Hauptfaktoren, welche die latenten Steuern beeinflussen, sind Unterschiede zwischen der Behandlung von Abschreibungen auf Anlagevermögen, Rückstellungen und steuerlichen Verlustvorträgen für Zwecke der Rechnungslegung und für steuerliche Zwecke. Wenn derartige zeitliche Ergebnisunterschiede zu einem latenten Steueranspruch führen, so wird dies im Abschluss nur in dem Maße erfasst, in dem es wahrscheinlich ist, dass zukünftige steuerbare Gewinne zur Verfügung stehen, mit denen die zeitlichen Ergebnisunterschiede ausgeglichen werden können und der latente Steueranspruch wird mit den Steuersätzen bewertet, die erwartungsgemäß zum Zeitpunkt der Realisierung der Forderung anwendbar sind.

Demag Cranes ist vor allem in Brasilien, der Schweiz, Südafrika und Italien ertragsteuerpflichtig. Bei der Bewertung der Steuerpositionen von Demag Cranes und der Bestimmung seiner Rückstellungen für Zwecke der Ertragsteuer ist eine umfangreiche Beurteilung erforderlich. Im Rahmen der gewöhnlichen Geschäftstätigkeit kommt es zu vielen Transaktionen und Berechnungen, bei denen die letztendliche Steuerbestimmung ungewiss ist. Demag Cranes bildet Rückstellungen für steuerlich relevante Unsicherheiten aufgrund von Schätzungen, ob und inwieweit zusätzliche Steuern und Zinszahlungen fällig sein werden. Diese Rückstellungen werden gebildet, wenn die Gesellschaft, obwohl sie ihre Steuererklärungspositionen für vollständig nachweisbar hält, der Ansicht ist, dass gewisse Positionen unter Umständen von der Steuerbehörde in Frage gestellt werden und einer Überprüfung durch die Steuerbehörden wahrscheinlich nicht standhalten. Demag Cranes passt diese Rückstellungen im Zuge sich ändernder Tatsachen und Umstände an, wie zum Beispiel dem Abschluss einer Steuerprüfung. Die Steuerrückstellung berücksichtigt die Auswirkungen von Rückstellungen für Wertberichtigungen und Veränderungen der Rücklagen, die als angemessen erachtet werden, sowie die entsprechenden Nettozinsen.

Bei der Bestimmung, ob latente Steueransprüche voll oder teilweise realisiert werden, ist erhebliches Urteilsvermögen seitens des Managements erforderlich. Wenn es wahrscheinlich ist, dass die vollen oder ein Teil bestimmter latenter Steueransprüche, wie z. B. steuerliche Verlustvorträge, nicht realisiert werden (siehe auch „*Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit von Demag Cranes—Unter bestimmten Voraussetzungen könnte die zukünftige*

Nutzung der steuerlichen Verlustvorträge der Demag Cranes AG ganz oder teilweise entfallen und könnten Wertberichtigungen in der Konzernbilanz erforderlich sein"), so wird für den Betrag der latenten Steueransprüche, der für nicht realisierbar gehalten wird, eine Wertberichtigung vorgenommen. Die Realisierung basiert auf der Fähigkeit der Gesellschaft, zukünftig ausreichende steuerbare Erträge zu erwirtschaften. Entsprechend ist Demag Cranes der Ansicht, dass in bestimmten Ländern Wertberichtigungen erforderlich sind. Ertragsteuern werden in bestimmten Ländern vorbehaltlich der Notwendigkeit von Wertberichtigungen in diesen Ländern auch weiterhin erfasst.

Die zukünftigen Steuersätze der Gesellschaft können negativ beeinflusst werden, falls die Gesellschaft in Ländern, in denen sie niedrigeren gesetzlichen Steuersätzen unterliegt, niedrigere Erträge verzeichnet—bzw. höher als erwartete Erträge in Ländern, in denen sie höheren Steuersätzen unterliegt, verzeichnet—sowie aufgrund von Veränderungen der Bewertung ihrer latenten Steueransprüche bzw. -verbindlichkeiten oder durch Änderungen der Steuergesetze bzw. deren Auslegung. Darüber hinaus werden die Steuererklärungen von Demag Cranes laufend von den Steuerbehörden geprüft. Demag Cranes bewertet die Wahrscheinlichkeit nachteiliger Ergebnisse solcher Prüfungen in regelmäßigen Abständen um festzustellen, ob die gebildeten Rückstellungen ausreichend sind.

Zusammenfassung bestimmter Unterschiede zwischen IFRS und US-GAAP

Demag Cranes erstellt die Combined Financial Statements gemäß internationalen Rechnungslegungsgrundsätzen („IFRS"). IFRS unterscheidet sich in einigen Punkten von den allgemein anerkannten Bilanzierungsgrundsätzen der Vereinigten Staaten („US-GAAP"). Die folgende Erörterung stellt eine Übersicht bestimmter Unterschiede zwischen IFRS und US-GAAP dar. Diese Übersicht soll keine umfassende Aufstellung aller Unterschiede beinhalten, die sich speziell auf Demag Cranes oder die Branche beziehen, in der die Gesellschaft tätig ist.

Demag Cranes hat keinen Abschluss gemäß US-GAAP oder eine Überleitung ihres Abschlusses zu den US-GAAP erstellt. Infolgedessen kann keinerlei Gewährleistung dahingehend abgegeben werden, dass die unten dargestellten Unterschiede in der Tat die Rechnungslegungsgrundsätze wären, die zu den größten Unterschieden zwischen dem Abschluss der Gesellschaft nach IFRS und nach US-GAAP führen würden. Demag Cranes ist außerdem nicht in der Lage, die sich bei der Anwendung der US-GAAP ergebenden Nettoeffekte auf ihre Ertrags- oder Finanzlage oder Teile davon in einer der Darstellungen der Berichtsinformationen in diesem Prospekt einzuschätzen. Dennoch kann die Auswirkung derartiger Unterschiede wesentlich sein. Insbesondere ist es möglich, dass sich das nach US-GAAP ermittelte Gesamteigenkapital und Ergebnis aufgrund dieser und anderer Unterschiede wesentlich anders darstellen könnte.

Die folgenden Absätze stellen eine Zusammenfassung bestimmter Unterschiede zwischen den wesentlichen Bilanzierungsmethoden von Demag Cranes nach IFRS und US-GAAP im Geschäftsjahr 2004/2005 dar, die mit maßgebenden Bekanntmachungen in Zusammenhang stehen, deren Berücksichtigung zu jenem Zeitpunkt zwingend vorgeschrieben war. Es ist möglich, dass andere Bekanntmachungen oder Standards herausgegeben wurden, deren Berücksichtigung erst nach diesem Datum zwingend wurde. Außerdem könnten zukünftige ähnliche Vergleiche durch laufende Projekte der Organisationen, die die IFRS und US-GAAP festlegen, entscheidend beeinflusst werden. Darüber hinaus wurde nicht versucht, Unterschiede zwischen IFRS und US-GAAP festzustellen, die sich infolge von möglicherweise in Zukunft stattfindenden Transaktionen oder Ereignissen auf den Abschluss auswirken können.

US-GAAP ist im Allgemeinen restriktiver und umfassender als IFRS in Bezug auf den Ausweis und die Bewertung von Transaktionen, die Gliederung von Posten und Offenlegungsanforderungen. Es wurde nicht versucht, alle Unterschiede in Bezug auf Ausweis, Darstellungen oder Gliederung festzustellen, die die Art und Weise, in der Transaktionen und Ereignisse im Abschluss oder Anhang von Demag Cranes dargestellt werden, beeinflussen würden.

Konsolidierungsgrundlage

Nach IFRS hat ein Unternehmen alle von ihm beherrschten Unternehmen zu konsolidieren. Beherrschung wird als die Möglichkeit definiert, Einfluss auf die Finanz- und Geschäftspolitik eines Unternehmens auszuüben, um aus dessen Aktivitäten Nutzen zu ziehen.

Ein Beherrschungsverhältnis wird angenommen, wenn die Gesellschaft direkt oder indirekt mehr als die Hälfte der Stimmrechte eines Unternehmens besitzt, es sei denn, es kann unter außergewöhnlichen Umständen eindeutig nachgewiesen werden, dass ein derartiges Besitzverhältnis keine Beherrschung begründet. Ein Beherrschungsverhältnis gilt auch als gegeben, wenn ein Unternehmen, welches weniger als die Hälfte der Stimmrechte eines Unternehmens besitzt, folgende Kriterien erfüllt:

— die Kontrolle über mehr als die Hälfte der Stimmrechte auf Grund einer Vereinbarung mit anderen Investoren;

— vertragliches oder satzungsmäßiges Recht, die Finanz- und Geschäftspolitik der Gesellschaft zu bestimmen;

— die Befugnis, die Mehrheit der Mitglieder des Vorstands bzw. eines entsprechenden Leitungsorgans zu ernennen oder abzuberufen; oder

— das Recht, bei Sitzungen des Vorstands oder eines entsprechenden Leitungsorgans die Mehrheit der Stimmen abzugeben.

Weiterhin ist nach IAS 27 (überarbeitet) „Konzern- und separate Einzelabschlüsse" die Konsolidierung von Zweckgesellschaften („special purpose entities" – „SPEs") erforderlich, wenn aus dem Wesen der Beziehung hervorgeht, dass ein Unternehmen die Zweckgesellschaft beherrscht.

Nach US-GAAP muss bei der Bewertung, ob eine Konsolidierung erforderlich ist, zunächst geprüft werden, ob es sich bei der Gesellschaft um eine Gesellschaft mit variablen Anteilen („variable interest entity" – „VIE") handelt. Ist dies der Fall, so ist diese Gesellschaft in den Konsolidierungskreis einzubeziehen, wenn sie infolge von Eigentumsanteilen, auf Grund vertraglicher Regelungen oder auf Grund sonstiger finanzieller Beteiligungen an der VIE die erwarteten Verluste der VIE größtenteils übernimmt und/oder die erwarteten Resterträge der Gesellschaft größtenteils erhält. Handelt es sich bei der Gesellschaft nicht um eine VIE, so beruht das Konsolidierungsmodell im Allgemeinen auf der Mehrheit der Stimmrechte.

Unternehmenszusammenschlüsse – Wertminderung von Geschäfts- oder Firmenwert

Nach IFRS und US-GAAP wird der Geschäfts- oder Firmenwert jährlich bzw. häufiger, wenn Ereignisse oder Änderungen der Umstände auf mögliche Wertminderungen hinweisen, auf Wertminderung geprüft. Zwischen IFRS und US-GAAP bestehen Unterschiede hinsichtlich der Methode, nach der auf Wertminderung geprüft wird.

Nach IFRS wird der Geschäfts- oder Firmenwert, der bei einem Unternehmenszusammenschluss entsteht, einer Zahlungsmittel generierenden Einheit zugeordnet. Diese sind nach IFRS als die kleinste bestimmbare Gruppe von Vermögenswerten definiert, die Mittelzuflüsse erwirtschaftet, die größtenteils von den Mittelzuflüssen anderer Vermögenswerte oder Gruppen von Vermögenswerten unabhängig sind. Der Buchwert einer Zahlungsmittel generierenden Einheit, einschließlich des zugehörigen Geschäfts- oder Firmenwerts, wird mit dem erzielbaren Betrag verglichen, der definiert wird als der höhere Betrag aus beizulegendem Wert abzüglich Kosten im Zusammenhang mit der Veräußerung und Nutzungswert. Letzterer wird als Barwert der aus dem Vermögenswert erwarteten zukünftigen Cashflows bewertet.

Nach US-GAAP besteht der Wertminderungstest des Geschäfts- oder Firmenwerts aus einem zweistufigen Verfahren, welches mit einer Bewertung des beizulegenden Werts einer berichtenden Einheit beginnt. Eine berichtende Einheit ist ein Geschäftsbereich oder eine Ebene unter einem Geschäftsbereich. Der erste Schritt ist eine Überprüfung auf eine potentielle Wertminderung und der zweite Schritt misst die Höhe einer etwaigen Wertminderung durch Bestimmung des angenommenen beizulegenden Werts des Geschäfts- oder Firmenwerts und dessen Vergleich mit dem Betrag des Geschäfts- oder Firmenwerts, der einer einzelnen berichtenden Einheit zugeordnet wird. Der angenommene beizulegende Wert des Geschäfts- oder Firmenwerts wird durch Zuordnung des geschätzten beizulegenden Werts der berichtenden Einheit mittels einer hypothetischen Kaufpreiszuordnung bestimmt.

Sowohl nach IFRS als auch nach US-GAAP ist die Auflösung von Wertminderungsverlusten aus Geschäfts- oder Firmenwert untersagt.

Unternehmenszusammenschlüsse – erworbene Forschungs- und Entwicklungsprojekte

Nach IFRS 3 können erworbene Forschungs- und Entwicklungsprojekte als erworbene immaterielle Vermögenswerte mit fester Nutzungsdauer erfasst (und daher abgeschrieben) werden oder als Teil des Geschäfts- oder Firmenwerts erfasst werden, soweit sich diese nicht separat bewerten lassen.

Nach US-GAAP sind erworbene Forschungs- und Entwicklungsprojekte im Rahmen der Kaufpreiszuordnung zu ermitteln, dann jedoch unmittelbar als Aufwand zu erfassen, sofern das Forschungs- und Entwicklungsprojekt nicht künftig genutzt wird.

Unternehmenszusammenschlüsse – nachträgliche Realisierung latenter Steueransprüche

Nach IFRS werden latente Steuern für den Unterschied zwischen den zugeordneten beizulegenden Werten und den Steuerwerten der Aktiva und Passiva gebildet. Hat ein Erwerber einen latenten Steueranspruch des übernommenen Unternehmens nicht am Tage des Gesellschaftszusammenschlusses als abgrenzbaren Vermögenswert erfasst und der latente Steueranspruch wird nachträglich im Konzernabschluss des Erwerbers erfasst, werden die daraus resultierenden latenten Steuererträge erfolgswirksam erfasst, und der Erwerber passt den Buchwert des Geschäfts- oder Firmenwerts an die Beträge an, die erfasst worden wären, wenn der latente Steueranspruch zum Zeitpunkt des Gesellschaftszusammenschlusses als abgrenzbarer Vermögenswert erfasst worden wäre, und passiviert die Verminderung des Nettobuchwerts des Geschäfts- oder Firmenwerts. Dadurch entsteht jedoch kein negativer Geschäfts- oder Firmenwert, noch wird der Buchwert des negativen Geschäfts- oder Firmenwerts erhöht.

Nach US-GAAP werden latente Steuern für den Unterschied zwischen den zugerechneten beizulegenden Werten und den Steuerwerten der Aktiva und Passiva gebildet. Latente Steueransprüche, für die am Tage des Erwerbs eine Wertberichtigung vorgenommen wurde, werden zum Zeitpunkt, an dem der Nutzen zum ersten Mal erfasst wurde, als Abnahme des Geschäfts- oder Firmenwerts erfasst. Verbleibende Gutschriften werden zunächst zur Reduzierung des Buchwertes sonstiger immaterieller Vermögenswerte auf null verwendet; alle Überschussbeträge werden ergebniswirksam erfasst.

Forschungs- und Entwicklungskosten

Nach IFRS werden Forschungskosten unmittelbar als Aufwand erfasst. Ein immaterieller Vermögenswert aus der Entwicklung (oder aus der Entwicklungsphase eines internen Projekts) ist als immaterieller Vermögenswert zu erfassen, wenn ein Unternehmen Folgendes nachweisen kann:

- die technische Möglichkeit, den immateriellen Vermögenswert fertig zu stellen, damit dieser zur Nutzung oder zum Verkauf bereitsteht;
- seine Absicht, den immateriellen Vermögenswert fertig zu stellen und zu verwenden oder zu verkaufen;
- seine Fähigkeit, den immateriellen Vermögenswert zu verwenden oder zu verkaufen;
- in welcher Weise der immaterielle Vermögenswert wahrscheinlich zukünftigen wirtschaftlichen Nutzen erbringen wird. Unter anderem sollte die Gesellschaft das Bestehen eines Marktes für das Produkt des immateriellen Vermögenswerts oder den immateriellen Vermögenswert selbst unter Beweis stellen, oder wenn dieser intern gebraucht werden soll, die Nützlichkeit des immateriellen Vermögenswerts;
- die Verfügbarkeit angemessener technischer, finanzieller und sonstiger Ressourcen zur Fertigstellung der Entwicklung und Nutzung oder Verkauf des immateriellen Vermögenswerts; und
- seine Fähigkeit, die mit der Entwicklung des immateriellen Vermögenswerts zusammenhängenden Ausgaben verlässlich zu schätzen.

Unter allen sonstigen Umständen werden Entwicklungskosten unmittelbar als Aufwand erfasst.

Nach US-GAAP werden Forschungs- und Entwicklungskosten unmittelbar als Aufwand erfasst. Nach US-GAAP sind Kosten für die Entwicklung von selbst genutzter Software zu aktivieren, wenn beide der folgenden Faktoren eingetreten sind:

— die vorläufige Projektphase ist abgeschlossen;

— das mit entsprechender Befugnis ausgestattete Management genehmigt implizit oder explizit die Finanzierung eines Computer-Softwareprojekts, und es ist wahrscheinlich, dass das Projekt beendet und die Software für die beabsichtigte Funktion benutzt wird.

Nach US-GAAP sind während der vorläufigen Projektphase anfallende Computer-Software-Kosten unmittelbar als Aufwand zu erfassen. Während der Entwicklungsphase anfallende interne und externe Kosten für die Entwicklung selbst genutzter Computer-Software sind zu aktivieren.

Die aktivierten Kosten von für die interne Nutzung entwickelter oder beschaffter Computer-Software sind nach der linearen Abschreibungsmethode zu amortisieren, es sei denn, eine andere systematische und rationale Grundlage bildet die Nutzung der Software besser ab.

Wertminderung langlebiger Vermögenswerte, bei denen es sich nicht um Geschäfts- oder Firmenwert handelt

Nach IFRS ist eine Überprüfung aller Vermögenswerte auf Anzeichen einer Wertminderung zum jeweiligen Bilanzstichtag erforderlich. Gibt es Anzeichen dafür, dass ein Vermögenswert im Wert gemindert ist, so wird zur Bestimmung eines etwaigen Verlusts aus Wertverminderung der erzielbare Betrag berechnet. Die erzielbaren Beträge der folgenden immateriellen Vermögenswerte sind jährlich zu bewerten, unabhängig davon, ob ein Hinweis darauf vorliegt, dass diese einer Wertverminderung unterliegen:

— ein immaterieller Vermögenswert mit unbestimmter Nutzungsdauer,

— ein immaterieller Vermögenswert, der zur Nutzung noch nicht zur Verfügung steht, und

— im Rahmen eines Unternehmenszusammenschlusses erworbener Geschäfts- oder Firmenwert.

Nach IFRS ist der erzielbare Betrag der höhere Betrag aus beizulegendem Wert abzüglich der Kosten für den Vertrieb und des Nutzungswerts. Der Letztere wird als der Barwert der aus dem Vermögenswert erwarteten zukünftigen Cashflows gemessen. Der erzielbare Betrag wird möglichst für jeden einzelnen Vermögenswert bestimmt. Wenn es nicht möglich ist, den erzielbaren Betrag für einen einzelnen Vermögenswert zu bestimmen, wird der erzielbare Betrag für die Zahlungsmittel generierende Einheit des Vermögenswerts bestimmt. Wenn der Buchwert der Einheit den erzielbaren Betrag der Einheit übersteigt, liegt ein Wertminderungsverlust vor und wird zur Verringerung des Buchwerts der Vermögenswerte der Einheit in der folgenden Reihenfolge zugerechnet: (a) erstens zur Reduzierung des Buchwerts der Zahlungsmittel generierenden Einheit zugeordneter Geschäfts- oder Firmenwerte und (b) zweitens zur anteiligen Reduzierung der Buchwerte der sonstigen Vermögenswerte der Einheit.

Nach IFRS können Verluste aus Wertminderungen aufgelöst werden, wenn die Umstände, die zu der ursprünglichen Wertminderung geführt haben, nicht mehr bestehen. Die Erhöhung des Buchwerts aufgrund einer solchen Auflösung darf die fortgeführten historischen Anschaffungskosten nicht übersteigen, die sich ergeben hätten, wenn die betreffende Wertminderung nicht erfasst worden wäre.

Nach IFRS ist die Auflösung eines in vorangegangenen Zeiträumen erfassten Wertminderungsverlusts nur zulässig, wenn sich seit dem Zeitpunkt, an dem zuletzt ein Verlust aus Wertminderung erfasst worden ist, eine Veränderung der zur Bestimmung des erzielbaren Betrags des Vermögenswerts verwendeten Schätzungen ergeben hat. In diesem Fall wird der Buchwert, vorbehaltlich bestimmter Einschränkungen, auf seinen erzielbaren Betrag erhöht.

Nach US-GAAP ist eine Überprüfung auf mögliche Wertminderung langfristiger Vermögenswerte, die zur Nutzung gehalten werden, erforderlich, wenn Ereignisse oder veränderte Umstände auf eine solche mögliche Wertminderung hindeuteten. Die Summe der erwarteten zukünftigen Cashflows, ohne Abzinsung und ohne Zinsen, die mit dem zu bewertenden langfristigen Vermögenswert in Zusammenhang stehen, wird mit dem Buchwert des jeweiligen Vermögenswerts verglichen. Schätzungen zukünftiger Cashflows, die zur Überprüfung der

Werthaltigkeit einer Gruppe langlebiger Vermögenswerte verwendet werden, dürfen nur die künftigen Cashflows berücksichtigen, die unmittelbar mit der Nutzung und letztendlichen Veräußerung der betreffenden Gruppe von Vermögenswerten verbunden sind und erwartungsgemäß als unmittelbare Folge aus deren Nutzung und letztendlichen Veräußerung entstehen.

Wenn der Buchwert des Vermögenswerts diesen Wert überschreitet, besteht ein Wertminderungsverlust, und der Vermögenswert ist auf den beizulegenden Wert abzuschreiben. Notierte Marktpreise auf aktiven Märkten sind der beste Nachweis von beizulegenden Werten und sind ggf. als Grundlage für die Bewertung zu verwenden. Stehen diese nicht zur Verfügung, ist der beizulegende Wert mit Hilfe anderer Bewertungsmethoden zu bestimmen, wie z.B. abgezinster Cashflows. Verluste aus Wertminderung dürfen nicht aufgelöst werden.

Vorräte

Nach IFRS werden Vorräte im Allgemeinen zum niedrigeren Wert von Anschaffungskosten und realisierbarem Nettoveräußerungserlös ausgewiesen. Der Nettoveräußerungswert ist der tatsächliche oder geschätzte Verkaufspreis abzüglich aller weiteren Kosten bis zur Fertigstellung sowie aller Kosten im Zusammenhang mit Vermarktung, Verkauf und Vertrieb. Eine Verbuchung von Vorräten unter Zuhilfenahme eines die Anschaffungs- oder Herstellungskosten übersteigenden Nettoveräußerungswerts ist nur unter gewissen Umständen zulässig. Eine Bilanzierung der Vorräte unter Verwendung der „last in, first out" (LIFO)-Methode ist nicht gestattet. Auflösungen von außerplanmäßigen Abschreibungen sind erforderlich, wenn bestimmte Kriterien erfüllt sind.

Nach US-GAAP werden Vorräte mit dem niedrigeren Wert aus Anschaffungs- oder Herstellungskosten und Marktwert angesetzt. Zur Ermittlung des Marktwertes wird grundsätzlich auf die Wiederbeschaffungskosten abgestellt. Begrenzt wird der Ansatz zu Wiederbeschaffungskosten durch den Nettorealisationspreis (verlustfreie Bewertung) als Obergrenze bzw. Nettorealisationspreis gekürzt um die übliche Gewinnspanne als Untergrenze. Die LIFO-Methode ist zulässig. Auflösungen von außerplanmäßigen Abschreibungen sind unzulässig.

Neubewertung von Anlagevermögen

Nach IFRS sind Neubewertungen von Gruppen von Anlagenvermögen zur Berücksichtigung einer Erhöhung oder Abnahme des beizulegenden Werts bei Erfüllung bestimmter Kriterien zulässig. Bestimmte Neubewertungsverluste werden in der Gewinn- und Verlustrechnung erfasst, während andere Verluste als Veränderungen des Eigenkapitals ausgewiesen werden.

Nach US-GAAP ist eine Erhöhung des Werts von Anlagenvermögen nicht zulässig.

Altersteilzeitverpflichtungen

Die Bilanzierung für Verpflichtungen für Altersteilzeit-Vereinbarungen nach IFRS unterscheidet sich von dem Ansatz nach US-GAAP. Die wesentlichen Unterschiede liegen in der Behandlung von Aufstockungsbeträgen und Abfindungszahlungen nach dem so genannten Blockmodell.

Nach IFRS müssen neben den bereits geschlossenen Verträgen die Aufstockungsbeträge aus unmittelbar bevorstehenden Verträgen (Anwartschaften) ebenfalls erfasst werden. Weiterhin sind die Verpflichtungen aus Aufstockungsbeträgen oder Abfindungszahlungen zu dem Zeitpunkt, an dem diese Verpflichtungen entstehen, voll zu erfassen. Eine Verpflichtung wird für Mitarbeiter erfasst, die tatsächlich Vereinbarungen über den Eintritt in die Altersteilzeit unterschrieben haben, sowie für diejenigen Mitarbeiter, von denen dies nach vernünftigem Ermessen erwartet werden kann.

Nach US-GAAP wird die Verpflichtung anteilsmäßig über die verbleibende Lebensarbeitszeit der betreffenden Mitarbeiter erfasst. Eine Verpflichtung wird nur bezüglich von Mitarbeitern anerkannt, die Vereinbarungen über Altersteilzeit unterzeichnet haben.

Erfassung von Umsatzerlösen

Allgemeines

Nach IFRS werden Umsatzerlöse zum beizulegenden Wert des ausstehenden Entgelts für nach Art und Wert nicht ähnlichen Posten bewertet. Erlöse aus dem Verkauf von Produkten werden erfasst, wenn folgende Kriterien erfüllt sind:

- der Verkäufer hat die erheblichen Risiken und Nutzen im Zusammenhang mit dem Eigentum auf den Käufer übertragen;
- der Verkäufer behält weder fortdauernde Verfügungsgewalt in dem normalerweise mit Eigentum verbundenen Ausmaß noch die effektive Kontrolle über die verkauften Produkte;
- der Betrag der Erlöse kann verlässlich bewertet werden;
- es ist wahrscheinlich, dass dem Verkäufer der wirtschaftliche Nutzen aus dem Geschäft zufließen wird; und
- die im Zusammenhang mit dem Verkauf angefallenen oder noch anfallenden Kosten können verlässlich bewertet werden.

US-GAAP enthält detaillierte Richtlinien bezüglich der Aspekte der Erfassung von Umsatzerlösen im Allgemeinen sowie für bestimmte Branchen im Besonderen. Weiterhin hat die SEC das ,,Staff Accounting Bulletin Nr. 101" - ,,Erfassung von Umsatzerlösen im Abschluss" (,,SAB 101") in der Fassung von SAB 104 herausgegeben. Nach SAB 101 werden Umsatzerlöse erfasst, wenn alle folgenden vier Kriterien erfüllt sind:

- ein überzeugender Nachweis einer Vereinbarung besteht;
- die Lieferung ist erfolgt oder die Serviceleistungen wurden erbracht;
- der Verkaufspreis an den Käufer ist festgelegt oder bestimmbar; und
- die Einbringlichkeit ist nach vernünftigen Maßstäben sichergestellt.

Mehr-Komponenten-Verträge

IFRS enthält keine detaillierten Leitlinien für Vereinbarungen mit mehreren Komponenten. Normalerweise werden die Realisierungskriterien auf die getrennt identifizierbaren Komponenten einer Transaktion angewendet, um die Substanz der Transaktion darzustellen. Sie werden jedoch auf zwei oder mehr Transaktionen gemeinsam angewendet, wenn diese so verbunden sind, dass die gesamte geschäftliche Auswirkung nicht ohne Bezug auf die Reihe der Transaktionen insgesamt verstanden werden kann.

Nach US-GAAP werden die in EITF 00-21 ,,Umsatzerlöse mit Mehr-Komponenten" festgelegten Kriterien angewandt. Normalerweise beinhaltet eine derartige Vereinbarung die Lieferung verschiedener Produkte und/oder Erbringung von Serviceleistungen zu verschiedenen Zeitpunkten oder über verschiedene Zeiträume. Folgende Grundsätze sind anzuwenden:

- Bei Umsatzerlösen mit im Zusammenhang stehenden Lieferungen und Leistungen sollten die gelieferten Elemente als getrennte Bilanzierungseinheiten betrachtet werden, wenn (a) die gelieferten Gegenstände für den Kunden auch allein von Wert sind, (b) es objektive und verlässliche Nachweise des beizulegenden Werts der nicht gelieferten Gegenstände gibt und (c) wenn die Vereinbarung ein allgemeines Rückgaberecht bezüglich des nicht gelieferten Gegenstandes enthält, die Lieferung oder Leistung der nicht gelieferten Gegenstände als wahrscheinlich gilt und im Wesentlichen in der Macht des Verkäufers steht.
- Das Entgelt aus solchen Vereinbarungen ist den verschiedenen Bilanzierungseinheiten wie folgt zuzuordnen. Besteht ein objektiver und zuverlässiger Nachweis des beizulegenden Werts für alle Bilanzierungseinheiten, ist das Entgelt aus den Vereinbarungen den separaten Bilanzierungseinheiten auf der Grundlage ihres relativen beizulegenden Werts zuzuordnen. Wenn objektive und zuverlässige Nachweise des beizulegenden Werts von nicht gelieferten Gegenständen vorliegen, jedoch keine Hinweise bezüglich der gelieferten Gegenstände, ist statt dessen die Restwertmethode anzuwenden, wonach die Höhe des den gelieferten Gegenständen zugeordneten

Entgelts dem Gesamtentgelt aus der Vereinbarung entspricht, abzüglich des beizulegenden Werts der nicht gelieferten Elemente. Allerdings ist der einem gelieferten Gegenstand zuzuordnende Betrag auf den Betrag begrenzt, der nicht von der Lieferung zusätzlicher Gegenstände oder sonstigen genau bezeichneten Bedingungen der Vertragserfüllung abhängt.

— Anwendbare Kriterien der Erfassung von Umsatzerlösen sind für einzelne Bilanzierungseinheiten separat zu betrachten.

Rückkaufverpflichtungen

Nach IFRS können mit Rückkaufverpflichtungen behaftete Umsatzerlöse zum Zeitpunkt des Verkaufs erfasst werden, wenn Risiken und Nutzen des Eigentums auf den Käufer übertragen wurden. Nach IFRS muss dies durch Verweis auf den Umfang der Garantie im Verhältnis zum erwarteten Wert des Vermögenswerts für die Laufzeit der Garantie festgelegt werden, wobei die Wahrscheinlichkeit, dass die Garantie in Anspruch genommen wird, zu berücksichtigen ist.

US-GAAP enthält ausführliche Richtlinien zur Erfassung von solchen Umsatzerlösen und verbietet die Erfassung von Umsatzerlösen aus Transaktionen, bei denen die Restwertgarantie mehr als 10% des Wertes des Vermögenswertes beträgt, ungeachtet der Wahrscheinlichkeit, ob die Garantie in Anspruch genommen wird oder nicht.

Derivative Instrumente und Bilanzierung von Sicherungsgeschäften

Sowohl nach IFRS als auch nach US-GAAP sind alle derivativen Instrumente in der Bilanz entweder als Aktiva oder als Passiva zum Marktwert auszuweisen und Änderungen des Marktwerts laufend ergebniswirksam zu erfassen, es sei denn, bestimmte Kriterien der Bilanzierung von Sicherungsgeschäften werden erfüllt.

Allerdings bestehen in der Definition eines Derivats Unterschiede. Ebenso bestehen zwischen IFRS und US-GAAP Unterschiede bezüglich der Kriterien, die zu erfüllen sind, um Hedge-Accounting anzuwenden, und wie die Änderungen des Zeitwerts in bestimmten Fällen zu erfassen sind.

Aktivierung von Finanzierungskosten

Nach IFRS haben Unternehmen die Wahl, Finanzierungskosten, die direkt dem Erwerb, dem Bau oder der Fertigung eines entsprechenden Vermögenswertes zurechenbar sind, entweder als Aufwand zu verbuchen oder (als Teil der Kosten des Vermögenswertes) zu aktivieren.

Nach IFRS können Währungsunterschiede aufgrund von Fremdwährungskrediten berücksichtigt und als Finanzierungskosten aktiviert werden, soweit sie als Anpassung des Zinsaufwands angesehen werden. Desweiteren werden durch Erträge aus der vorübergehenden Investition von Mitteln, die für den Bau eines Vermögenswertes aufgenommen wurden, die aktivierungsfähigen Finanzierungskosten reduziert.

Bei Vermögenswerten, die für die Eigenverwendung eines Unternehmens gefertigt oder anderweitig erstellt werden, verlangt US-GAAP, dass der während dieses Zeitraums aufgrund der Aufwendungen für den Vermögenswert entstandene Zinsaufwand als Teil der Anschaffungskosten des Vermögenswertes aktiviert wird.

Nach US-GAAP dürfen Kursgewinne oder -verluste in Verbindung mit Bau- oder Entwicklungsprojekten nicht aktiviert werden. Aktivierungsfähige Finanzierungskosten werden im Allgemeinen nicht durch Erträge aus der vorübergehenden Anlage aufgenommener Mittel reduziert.

Klassifizierung von Leasingverhältnissen

Nach IFRS wird ein Leasingvertrag als Finanzierungsleasing klassifiziert, wenn der Leasingnehmer im Wesentlichen alle Risiken und Vorteile des Eigentums des geleasten Vermögenswerts innehat. IFRS enthält mehrere Klassifizierungskriterien. Wenn eines dieser Kriterien erfüllt ist, wird der Vermögenswert als Finanzierungsleasing klassifiziert:

— Zum Ende der Laufzeit des Leasingvertrags wird das Eigentum an den Leasinggegenstand auf den Leasingnehmer übertragen;

— In dem Leasingvertrag ist die Option, den Vermögenswert günstig zu kaufen („bargain purchase"), sowie die Option der Verlängerung enthalten;

— Die Laufzeit des Leasingvertrags erstreckt sich über den größten Teil der Nutzungsdauer des Leasinggegenstands;

— Der Barwert der Mindestleasingzahlungen entspricht im Wesentlichen mindestens dem gesamten beizulegenden Wert der Leasinggegenstände;

— Der Leasinggegenstand ist seiner Art nach so speziell, dass nur der Leasingnehmer ihn ohne größere Veränderungen verwenden kann.

Folgende andere Indikatoren können dazu führen, dass der Leasingvertrag als Finanzierungsleasing klassifiziert wird:

— In dem Leasingvertrag ist eine günstige Verlängerungsoption enthalten.

— Storniert der Leasingnehmer den Leasingvertrag, ist er verpflichtet, dem Leasinggeber sämtliche Verluste aus dem Leasinggegenstand zu erstatten.

— Gewinne und Verluste des beizulegenden Werts des Restobjekts fallen dem Leasingnehmer zu.

Nach IFRS werden Leasingzahlungen in Finanzierungskosten und Reduzierung der Restverbindlichkeit aufgeteilt. Die Finanzierungskosten werden Zeiträumen während der Laufzeit des Leasingvertrags zugerechnet, so dass sich für den Restsaldo der Verbindlichkeit für jeden Zeitraum ein konstanter periodischer Zinssatz ergibt.

Nach US-GAAP ist ein Leasingvertrag vom Leasingnehmer als Finanzleasingvertrag zu klassifizieren, wenn eines der folgenden vier Kriterien zutrifft:

— Zum Ende der Laufzeit des Leasingvertrags wird das Eigentum an den Leasinggegenstand auf den Leasingnehmer übertragen.

— In dem Leasingvertrag ist die Option enthalten, den Vermögenswert günstig zu kaufen.

— Die Laufzeit des Leasingvertrags ist länger oder entspricht 75% der Nutzungsdauer des Leasinggegenstands.

— Der Barwert der Mindestleasingzahlungen ist höher oder entspricht 90% des beizulegenden Werts des Leasinggegenstands.

Rückstellungen und Eventualverbindlichkeiten

Nach IFRS ist eine Rückstellung zu bilden, wenn alle drei folgenden Bedingungen erfüllt sind:

— Ein Unternehmen hat aufgrund eines früheren Ereignisses eine (rechtliche oder faktische) gegenwärtige Verpflichtung.

— Es ist wahrscheinlich, dass Abfluss von Ressourcen mit wirtschaftlichem Nutzen erforderlich ist, um die Verpflichtung zu erfüllen.

— Die Höhe der Verpflichtung lässt sich verlässlich schätzen.

Wenn diese Bedingungen nicht erfüllt sind, sind keine Rückstellungen zu bilden. Nach IFRS muss es sich bei dem als Rückstellung ausgewiesenen Betrag um die beste Schätzung des Aufwands handeln, der notwendig ist, um die derzeitige Verpflichtung am Bilanzstichtag zu begleichen. Wenn in der zu bewertenden Rückstellung eine große Anzahl an Positionen enthalten ist, wird die Verpflichtung durch Abwägung aller möglichen Ergebnisse nach deren Eintrittswahrscheinlichkeit bewertet (Erwartungswertmethode). Besteht eine fortlaufende Bandbreite möglicher Ergebnisse und ist jeder Punkt innerhalb dieser Bandbreite gleich wahrscheinlich, wird der mittlere Punkt der Bandbreite verwendet. Wenn die Auswirkung des Zinseffekts wesentlich ist, ist eine Rückstellung in Höhe des Barwerts der erwarteten Aufwendungen zu bilden, die für die Erfüllung der Verpflichtung notwendig sind.

Nach US-GAAP werden Rückstellungen für Eventualverbindlichkeiten ebenfalls ausgewiesen, wenn wahrscheinlich ist, dass eine Verbindlichkeit eingegangen wurde, und die Höhe der Rückstellung verlässlich geschätzt werden kann. Die FASB Interpretation FIN 14 „Reasonable Estimation of the Amount of a Loss" („Angemessene Schätzung der Höhe eines Verlusts") sieht

vor, dass, wenn ein Ergebnis innerhalb einer Bandbreite möglicher Ergebnisse wahrscheinlicher ist, für dieses Ergebnis eine Rückstellung zu bilden ist. Wenn kein Betrag innerhalb dieser Bandbreite eine bessere Schätzung darstellt, ist der Mindestbetrag zurückzustellen. Die Abzinsung von Rückstellungen ist nur zulässig, wenn die Höhe und der Zeitpunkt der Zahlungen festgelegt oder verlässlich bestimmbar sind.

Darüber hinaus sind in US-GAAP detailliertere Leitlinien in Bezug auf den Ansatz von Rückstellungen in bestimmten Situationen enthalten.

Rückstellungen – Restrukturierungskosten

Nach SFAS 146, „Accounting for Costs Associated with Exit or Disposal Activities" („Bilanzierung von Schließungs- und Veräußerungskosten"), ist für Kosten im Zusammenhang mit der Aufgabe oder Veräußerung von Geschäftsbereichen eine Rückstellung zu bilden, soweit die allgemeinen Ansatzvoraussetzungen für Schulden erfüllt sind. Desweiteren sieht diese Regelung vor, dass durch die Verpflichtung eines Unternehmens für einen Plan an sich keine gegenwärtige Verpflichtung Dritten gegenüber entsteht, die der Definition einer Verbindlichkeit entspricht. Nach SFAS 146 erfolgt die erstmalige Bewertung der Verbindlichkeit zum Zeitwert. Rückstellungen für andere Aufwendungen werden nur bei Erfüllung der allgemeinen Kriterien für Schulden gebildet. Hinsichtlich sonstiger Kosten im Rahmen der Aufgabe von Geschäftsbereichen werden Verbindlichkeiten unmittelbar angesetzt, was normalerweise dann der Fall ist, wenn die mit der Aktivität verbundenen Produkte oder Dienstleistungen erhalten werden.

Rückstellungen – Leistungen an ausgeschiedene Mitarbeiter

Nach SFAS 112, „Employers' Accounting for Post-employment Benefits" („Bilanzierung des Arbeitgebers von Leistungen an ausgeschiedene Mitarbeiter") sind Leistungen an ausgeschiedene Mitarbeiter, die nach den vorher bestehenden Programmen der Gesellschaft dem jeweiligen Mitarbeiter ansonsten nicht zur Verfügung gestanden hätten, oder der Eintritt eines bestimmten Ereignisses, durch das die Dienste des Mitarbeiters unfreiwillig beendet werden, wie folgt zu bilanzieren:

— nach dem Dienstleistungsansatz, wenn (a) das Recht des Mitarbeiters, die Leistungen zu erhalten, bereits erbrachten Leistungen zuzurechnen ist, (b) die Rechte des Mitarbeiters entweder unverfallbar werden oder sich ansammeln, (c) Zahlung wahrscheinlich ist und (d) die zu erwartenden Kosten hinreichend genau, oder

— nach dem Ereignisansatz, wenn (a) den Informationen, die vor der Veröffentlichung des Abschlusses verfügbar sind, zu entnehmen ist, dass zum Bilanzstichtag aller Wahrscheinlichkeit nach eine Verbindlichkeit entstanden ist, und (c) die Kosten der Leistung hinreichend genau geschätzt werden können.

Leistungsorientierte Pensionspläne

Nach IFRS ist jeder Pensionsplan, bei dem es sich nicht um einen beitragsorientierten Plan handelt, ein leistungsorientierter Plan. Nach US-GAAP werden leistungsorientierte Pensionspläne dagegen als Pläne definiert, die den Betrag der zu zahlenden Pensionsleistungen, normalerweise in Abhängigkeit von einem oder mehreren Faktoren, wie Alter, Dienstzeit in Jahren oder Höhe der Vergütung, festlegen.

Nachzuverrechnender Dienstzeitaufwand

IFRS sieht vor, dass der nachzuverrechnende Dienstzeitaufwand linear über den Durchschnittszeitraum zu erfassen ist, bis die geänderten Leistungen unverfallbar werden. Soweit Leistungen unmittelbar nach Einführung des leistungsorientierten Pensionsplan oder dessen Änderung bereits unverfallbar geworden sind, ist der nachzuverrechnende Dienstzeitaufwand unmittelbar zu erfassen.

Nach US-GAAP wird der Aufwand für zurückliegende Dienstzeiten im Allgemeinen während der künftigen Dienstzeiten der Mitarbeiter ausgewiesen, die zum Zeitpunkt der Änderung aktiv sind und bei denen davon ausgegangen wird, dass sie Leistungen nach dem Plan erhalten.

Unmittelbar im Eigenkapital erfasste versicherungsmathematische Gewinne und Verluste

Nach der Überarbeitung von IAS 19 im Dezember 2004 können gemäß IFRS versicherungsmathematische Gewinne und Verluste in voller Höhe (nach Wahl der Gesellschaft) ausgewiesen werden, wenn sie sich unmittelbar aus dem Eigenkapital ergeben. Unternehmen können außerdem den 10-Prozent-Korridor-Ansatz anwenden.

US-GAAP bietet keine entsprechenden Wahlmöglichkeiten und lässt den Ausweis entstehender versicherungsmathematischer Gewinne und Verluste im Eigenkapital in voller Höhe nicht zu.

Beschränkung des Ausweises von Pensionsvermögen

Nach IFRS kann Pensionsvermögen nur bis zur Gesamthöhe des nachzuverrechnenden Netto-Dienstzeitaufwands, der versicherungsmathematischen Verluste und des Barwerts der aus Erstattungen oder Reduzierungen künftiger Beiträge zu den Plänen verfügbaren Leistungen ausgewiesen werden. Die Höhe des Pensionsvermögens, das unter US-GAAP ausgewiesen werden kann, ist unbeschränkt.

Ausweis von Mindestverpflichtungen

Nach US-GAAP ist in Höhe eines Plandefizits (ohne Berücksichtigung prognostizierter künftiger Gehaltserhöhungen) eine Mindestpensionsverpflichtung auszuweisen. Eine entsprechende Vorschrift ist nach IFRS nicht vorhanden.

Plankürzungen

Nach IFRS werden Gewinne oder Verluste aus Plankürzungen dann ausgewiesen, wenn sich die Gesellschaft nachweisbar dazu entschlossen hat und die Kürzung bekannt gegeben wurde. Die Gewinne und Verluste aus Plankürzungen werden wie folgt bewertet:

- Änderung des Barwerts der leistungsorientierten Verpflichtungen;
- Änderungen des beizulegenden Werts des Planvermögens; und
- entsprechende anteilige versicherungsmathematische Gewinne und Verluste, nicht erfasste Übergangsbeträge und nicht erfasster nachzuverrechnender Dienstzeitaufwand.

Nach US-GAAP werden Gewinne aus Plankürzungen erst dann ausgewiesen, wenn die Mitarbeiter ausgeschieden sind oder der Plan ausgesetzt wurde, was zu einem späteren Zeitpunkt erfolgen kann als nach IFRS. Nicht erfasste versicherungsmathematische Gewinne oder Verluste oder nicht erfasste Übergangsbeträge wirken sich nicht auf die Bewertung der Gewinne und Verluste aus Plankürzungen aus.

Gemeinschaftliche Pensionspläne mehrerer Arbeitgeber

Nach IFRS sind gemeinschaftlich verwaltete Pensionspläne mehrerer Unternehmen, die die Kriterien eines leistungsorientierten Pensionsplans erfüllen, als leistungsorientierte Pensionspläne zu bilanzieren. Nach US-GAAP werden diese als beitragsorientierte Pläne behandelt.

Latente Steuern

Nach IFRS werden latente Steuerverbindlichkeiten für alle steuerbaren temporären Differenzen erfasst, mit folgenden Ausnahmen:

- Geschäfts- oder Firmenwert, dessen Abschreibung steuerlich nicht abzugsfähig ist;
- der erstmalige Ansatz eines Vermögenswerts/einer Verbindlichkeit, außer in Verbindung mit einem Unternehmenszusammenschluss, der/die zum Zeitpunkt der Transaktion keine Auswirkung auf das bilanzielle Ergebnis vor Steuern oder den zu versteuernden Gewinn hat; und
- nicht ausgeschüttete Gewinne aus Finanzinvestitionen, bei denen die Gesellschaft den Zeitpunkt der Zuschreibung der Differenz bestimmen kann und es wahrscheinlich ist, dass die Zuschreibung nicht in absehbarer Zukunft erfolgen wird.

Nach IFRS werden aktive latente Steuern für abzugsfähige temporäre Differenzen, ungenutzte steuerliche Verlustvorträge und ungenutzte Steuergutschriften ausgewiesen, soweit es wahrscheinlich ist, dass steuerpflichtige Gewinne vorhanden sind, mit denen die abzugsfähigen temporären Differenzen verrechnet werden können; sofern die aktiven latenten Steuern nicht aus dem erstmaligen Ansatz eines Vermögenswerts / einer Verbindlichkeit zum Zeitpunkt der Transaktion entstehen, bei der es sich nicht um einen Unternehmenszusammenschluss handelt, der sich nicht auf das bilanzielle Ergebnis vor Steuern oder den zu versteuernden Gewinn auswirkt.

Der in den IFRS verwendete Begriff „wahrscheinlich" ist nicht ausdrücklich definiert und ist daher auslegungsfähig.

Nach US-GAAP werden alle passiven und aktiven latenten Steuern aufgrund temporärer Differenzen in der Rechnungslegung und Steuerausweisen zusammen mit den aktiven latenten Steuern ausgewiesen, die sich auf steuerliche Verlustvorträge beziehen, auf die bestimmte beschränkte Steuerbefreiungen anwendbar sind, zu denen nicht ausgeschüttete Gewinne ausländischer Tochtergesellschaften gehören, die im Grunde „permanent" sind. Aktive latente Steuern werden wertberichtigt, wenn eher wahrscheinlich ist (d.h. eine Wahrscheinlichkeit von mehr als 50% gegeben ist), dass ein Teil oder alle aktiven latenten Steuern nicht realisiert werden.

Im Gegensatz zu den IFRS sieht US-GAAP keine Ausnahmeregelungen für den erstmaligen Ansatz eines Vermögenswerts / einer Verbindlichkeit, außer in Verbindung mit einem Unternehmenszusammenschluss, vor, der/die sich zum Zeitpunkt der Transaktion weder auf das bilanzielle Ergebnis vor Steuern noch auf den zu versteuernden Gewinn auswirkt.

Nach IFRS sind latente Steuern in der Bilanz als langfristige Posten auszuweisen. Nach US-GAAP wird bei der Klassifizierung von latenten Steuern in der Bilanz jedoch zwischen kurz- und langfristigen Komponenten unterschieden, je nach Klassifizierung des zugrundeliegenden Vermögenswerts oder der zugrundeliegenden Verbindlichkeit.

Nach IFRS sind die steuerlichen Auswirkungen von Posten, die während des laufenden Zeitraums unmittelbar im Eigenkapital erfasst werden, auch unmittelbar dem Eigenkapital zuzurechnen. Änderungen passiver oder aktiver latenter Steuern in Bezug auf diese im Eigenkapital erfassten Posten sind ebenfalls im Eigenkapital zu erfassen.

Nach US-GAAP sind spätere Änderungen passiver oder aktiver latenter Steuern, die sich auf die im Eigenkapital erfassten Posten beziehen, im Ergebnis des laufenden Jahres zu erfassen.

Bürgschaften

Nach IFRS wird eine Rückstellung für Bürgschaften gebildet, wenn nach Meinung des Managements zur Erfüllung der Bürgschaft ein Vermögensabfluss wahrscheinlich ist.

Nach US-GAAP müssen bestimmte Bürgschaften, die nach dem 31. Dezember 2002 eingegangen oder geändert wurden, am Tag des Inkrafttretens mit ihrem beizulegenden Wert erfasst werden. Zusätzliche Rückstellungen werden gemäß SFAS 5 „Accounting for Contingencies" („Bilanzierung von Eventualverbindlichkeiten") ebenfalls erfasst, wenn nach Meinung des Managements ein Vermögensabfluss zur Erfüllung der Bürgschaft wahrscheinlich ist.

Cashflows

Nach IFRS basiert die Kapitalflussrechnung auf der Veränderung des Finanzmittelbestandes, d.h. dem Kassenbestand und den auf Aufforderung rückzahlbaren Einlagen, sowie den Zahlungsmitteläquivalenten, bei denen es sich um kurzfristige hoch liquide Finanzanlagen handelt, abzüglich auf Aufforderung rückzahlbarer Kontokorrentkredite, die einen festen Bestandteil der Zahlungsmitteldisposition eines Unternehmens darstellen. Zinsaufwand und Zinserträge können als Betriebs-, Investitions- oder Finanzierungstätigkeit klassifiziert werden.

Nach US-GAAP basiert die Kapitalflussrechnung auf Veränderungen von Zahlungsmitteln und Zahlungsmitteläquivalenten, bei denen es sich um kurzfristige hoch liquide Finanzanlagen handelt. Veränderungen von Kontokorrentkrediten sind ausgenommen, da es sich hierbei um Cashflow aus Finanzierungstätigkeit handelt. Zinsaufwand und Zinserträge sind als Cashflow aus Finanzierungstätigkeit zu klassifizieren.

Erörterung und Analyse der Betriebsergebnisse und der Finanzlage von DCC HoldCo 3 (drei) GmbH

Soweit nicht ausdrücklich anders angegeben, basiert die folgende Erörterung der Betriebsergebnisse der DCC HoldCo 3 (drei) GmbH auf einem Vergleich mit dem konsolidierten Jahresabschluss von DCC HoldCo 3 (drei) GmbH für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003.

Der Geschäftsbetrieb der DCC HoldCo 3 (drei) GmbH besteht aus den Geschäftsbereichen Industriekrane und Services von Demag Cranes. Die Anwendung der Erwerbsmethode nach IFRS wirkte sich wesentlich auf die Ertragslage der DCC HoldCo 3 (drei) GmbH seit dem Erwerb aus. Unter anderem hat die Anwendung der Erwerbsmethode die Herstellungskosten im Geschäftsjahr 2002/2003 erheblich erhöht und in den Geschäftsjahren nach dem Erwerb zu höheren Abschreibungen des Anlagevermögens geführt. Neben den Auswirkungen der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb reflektieren die Konzernabschlüsse der DCC HoldCo 3 (drei) GmbH auch Restrukturierungs- und Beratungskosten, die primär mit Restrukturierungsmaßnahmen im Zusammenhang stehen, Abfindungs- und Freisetzungskosten, Gewinne (Verluste) aus Desinvestitionen sowie gewisse andere Effekte oder Aufwendungen, welche das Management für normalerweise nicht wiederkehrend oder nicht mit dem normalen Geschäftsverlauf in Verbindung stehend betrachtet, auch wenn einige dieser Posten der Art nach in mehr als einer Geschäftsperiode zu Aufwand geführt haben.

Die unten stehende Tabelle stellt die Auswirkungen der Erwerbsmethode, die Einmaleffekte und Holdingkosten auf das EBIT für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003 dar.

	Geschäftsjahre zum 30. September		
	2003	2004	2005
	(geprüft) (in EUR Mio.)		
EBIT	(46,8)	(7,2)	17,8
PPA Vorräte	43,2	—	—
PPA Abschreibungen	31,4	16,0	11,5
Einmaleffekte	13,6	8,4	13,1
EBIT vor PPA und Einmaleffekten	41,3	17,2	42,4
Anpassung für Holdingkosten	1,3	1,3	1,2
Bereinigtes EBIT	**42,6**	**18,6**	**43,6**

Vergleich des Geschäftsjahres 2004/2005 mit dem Geschäftsjahr 2003/2004

Umsatzerlöse

Der Umsatz hat sich von EUR 620,8 Mio. im Geschäftsjahr 2003/2004 um EUR 39,4 Mio. bzw. 6,3% auf EUR 660,2 Mio. im Geschäftsjahr 2004/2005 erhöht. Ohne Berücksichtigung abgegebener Geschäfte sind die Umsatzerlöse zwischen dem Geschäftsjahr 2003/2004 und dem Geschäftsjahr 2004/2005 um 7,7% gestiegen, wobei deren Anteil am Gesamtumsatz im Geschäftsjahr 2003/2004 EUR 12,1 Mio. und im Geschäftsjahr 2004/2005 EUR 4,5 Mio. betrug. Dieser Umsatzzuwachs ist vor allem auf die Umsatzerhöhung bei Standardkranen und Kettenzügen zurückzuführen. Daneben profitierten die Umsatzerlöse von einer Steigerung der verkauften Stückzahlen und einer Erholung des Preisniveaus. Diese Zunahme repräsentiert nach Einschätzung des Managements sowohl den Beginn einer zyklischen Erholung in Westeuropa als auch eine fortgesetzte konjunkturelle Erholung in den Vereinigten Staaten sowie eine starke Nachfrage in den Schwellenländern, wie Brasilien, in den asiatischen Ländern, insbesondere China, sowie in der GUS und in Osteuropa. Darüber hinaus ist dieser Zuwachs im Wesentlichen auf den robusten Umsatz mit Ersatzteilen aufgrund der gestiegenen Nachfrage zurückzuführen, da Kunden im Vorjahr Investitionen in den Ersatz von Maschinen und Ersatzteile aufgeschoben hatten. Zu einem geringeren Maße resultierte das Wachstum aus der Nachfrage nach Reparatur- und Wartungsserviceleistungen. DCC HoldCo 3 (drei) GmbH war auch in der Lage, durch die Erbringung von Serviceleistungen für fremdproduzierte Krane weitere Marktanteile im Geschäftsbereich Services zu gewinnen. Strategisch wichtiger Umsatzzuwachs im Geschäftsbereich Services wurde in Brasilien und in den USA erzielt.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistung ("Herstellungskosten")

Die Herstellungskosten erhöhten sich von EUR 475,4 Mio. (76,6% des Umsatzes) im Geschäftsjahr 2003/2004 um EUR 7,9 Mio. bzw. 1,7% auf EUR 483,3 Mio. (73,2% des Umsatzes) im Geschäftsjahr 2004/2005, was eine Erhöhung des Umsatzes und höhere Rohstoffkosten widerspiegelt. Die Zuwächse wurden zum Teil durch eine Reduktion der Personalkosten aufgrund von Personalabbau- und Kostensenkungsmaßnahmen, wie z. B. die Verlagerung von Produktionskapazitäten auf einen neuen, kosteneffizienten Standort für die Produktion von Prozesskranen in der Tschechischen Republik sowie den Abschluss eines Sanierungstarifvertrages mit der Gewerkschaft IG Metall in Deutschland ausgeglichen. Die Herstellungskosten, ausgedrückt als Prozentsatz des Umsatzes, sanken jedoch im Geschäftsjahr 2004/2005 verglichen mit dem Geschäftsjahr 2003/2004.

Bruttoergebnis vom Umsatz

Infolge der oben erwähnten Faktoren stieg das Bruttoergebnis vom Umsatz, von EUR 145,4 Mio. im Geschäftsjahr 2003/2004 um EUR 31,5 Mio. bzw. 21,7% auf EUR 176,9 Mio. im Geschäftsjahr 2004/2005.

Forschungs- und Entwicklungskosten

Die Forschungs- und Entwicklungskosten reduzierten sich von EUR 14,0 Mio. im Geschäftsjahr 2003/2004 um EUR 1,2 Mio. bzw. 8,6% auf EUR 12,8 Mio. im Geschäftsjahr 2004/2005. Grund dafür war hauptsächlich der Abschluss wesentlicher Teile des Entwicklungsprogramms für die DR-Seilzug- und DC-Kettenzug-Produktfamilien.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten stiegen von EUR 145,5 Mio. (23,4% des Umsatzes) im Geschäftsjahr 2003/2004 um EUR 16,4 Mio. bzw. 11,3% auf EUR 161,9 Mio. (24,5% des Umsatzes) im Geschäftsjahr 2004/2005. Dies ist vor allem auf erhöhte Restrukturierungs- und Beratungskosten sowie Kosten, die in Verbindung mit dem weitergehenden internationalen Ausbau des Geschäfts angefallen sind, zurückzuführen, wodurch Kosteneinsparungen ausgeglichen wurden. Darüber hinaus ist dieser Anstieg auf höhere Marketing- und Vertriebskosten zurückzuführen, welche die Marketing- und Absatzaktivitäten im Rahmen der Einführung neuer Produkte und den Umsatzzuwachs im Geschäftsjahr 2004/2005 widerspiegeln. Personalkostensenkungen aufgrund von Personalkürzungen wurden teilweise durch eine Erhöhung der allgemeinen Verwaltungskosten neutralisiert.

Sonstige betriebliche Erträge (Aufwendungen), netto

Andere betriebliche Erträge stiegen von EUR 6,2 Mio. im Geschäftsjahr 2003/2004 um EUR 8,7 Mio. auf EUR 14,9 Mio. im Geschäftsjahr 2004/2005. Diese Zunahme spiegelt im Wesentlichen Erträge aus der Auflösung von Rückstellungen für Jubiläumszahlungen und Verpflichtungen im Zusammenhang mit Altersteilzeitansprüchen sowie der Rücknahme von Wertminderungen wider, die jedoch durch niedrigere allgemeine betriebliche Nettoerträge teilweise ausgeglichen wurden. Die Auflösung von Teilen der Rückstellungen war infolge von Personalkürzungen und des Abschlusses des Sanierungstarifvertrags möglich.

Erträge aus der Beteiligung an assoziierten Unternehmen

Die Erträge aus der Beteiligung an assoziierten Unternehmen, die mit der Beteiligung der DCC HoldCo 3 (drei) GmbH an den Gewinnen von MHE Demag (S) Pte. Ltd., einem 50%-Joint Venture mit Jebsen & Jessen (SEA) in Singapur zusammenhängen, nahmen von EUR 0,8 Mio. im Geschäftsjahr 2003/2004 um EUR 0,1 Mio. oder 12,5% auf EUR 0,7 Mio. im Geschäftsjahr 2004/2005 ab.

EBIT

Aufgrund der oben erörterten Faktoren stieg das EBIT von einem negativen EBIT von EUR 7,2 Mio. im Geschäftsjahr 2003/2004 auf EUR 17,8 Mio. im Geschäftsjahr 2004/2005. Das bereinigte EBIT von EUR 18,6 Mio. im Geschäftsjahr 2003/2004 stieg auf EUR 43,6 Mio. im

Geschäftsjahr 2004/2005. Ohne Berücksichtigung der durch die Anwendung der Erwerbsmethode entstandenen Effekte erhöhte sich das EBIT von EUR 8,8 Mio. im Geschäftsjahr 2003/2004 auf EUR 29,3 Mio. im Geschäftsjahr 2004/2005.

Zinsen und ähnliche Erträge (Aufwendungen), netto

Die Zinsen und ähnlichen Aufwendungen fielen im Geschäftsjahr 2004/2005 um EUR 5,9 Mio. bzw. 20,0% auf EUR 23,6 Mio., gegenüber EUR 29,5 Mio. im Geschäftsjahr 2003/2004. Dies war insbesondere Ausdruck des geringeren Schuldendienstes infolge niedrigerer Verbindlichkeiten durch Tilgung des Darlehens des Veräußerers (Vendor Loan Note) und der Gesellschafterdarlehen (Vanilla Loan) sowie einer weiteren Reduzierung der erstrangigen Verschuldung im Geschäftsjahr 2003/2004.

Ertragsteuerertrag (-aufwand)

Die Ertragsteuererträge gingen infolge eines geringeren negativen Ergebnisses vor Steuern im Geschäftsjahr 2004/2005 in Höhe von EUR 2,0 Mio., verglichen mit einem negativen Ergebnis vor Steuern in Höhe von EUR 14,2 Mio. im Geschäftsjahr 2003/2004 zurück.

Jahresüberschuss (-fehlbetrag) nach Steuern

Aufgrund der oben dargestellten Faktoren verringerte sich der Jahresfehlbetrag im Geschäftsjahr 2004/2005 um EUR 18,8 Mio. bzw. 83,6% auf EUR 3,7 Mio., verglichen mit einem Jahresfehlbetrag von EUR 22,5 Mio. im Geschäftsjahr 2003/2004.

Vergleich des Geschäftsjahres 2003/2004 mit dem Geschäftsjahr 2002/2003

Umsatzerlöse

Der Umsatz reduzierte sich im Geschäftsjahr 2003/2004 um EUR 45,9 Mio. bzw. 6,9% auf EUR 620,8 Mio., verglichen mit EUR 666,7 Mio. im Geschäftsjahr 2002/2003. Ohne Berücksichtigung abgegebener Geschäfte, deren Anteil am Gesamtumsatz im Geschäftsjahr 2002/2003 EUR 38,4 Mio. und im Geschäftsjahr 2003/2004 EUR 12,1 Mio. betrug, sind die Umsatzerlöse zwischen dem Geschäftsjahr 2002/2003 und dem Geschäftsjahr 2003/2004 um 3,1% gesunken. Das Geschäftsjahr 2003/2004 war von einer verstärkten Fokussierung auf die Restrukturierung gekennzeichnet, so dass dem Umsatzwachstum geringere Bedeutung beigemessen wurde. Diese Abnahme war außerdem das Ergebnis einer Kombination aus Preisverfall und Volumenrückgang bei allen Produkten, letzteres insbesondere im Hinblick auf Standardkrane. Dieser Entwicklung lag im Wesentlichen ein gesamtwirtschaftlicher Nachfragerückgang sowie ein verstärkter Wettbewerb in Westeuropa zugrunde. Verzögerungen bei der Produktion und dem Versand von Produkten resultierten aus Anlaufproblemen im Zusammenhang mit Outsourcing-Aktivitäten und beeinträchtigten die Umsatzerlöse. Die Abnahme der Umsätze spiegelte auch die nachteiligen Auswirkungen der Abwertung des Dollars gegenüber dem Euro auf in US-Dollar abgerechnete Verkäufe wider. Die stärkeren Umsatzerlöse mit Serviceleistungen wurden ebenfalls durch nachteilige Auswirkungen des schwächeren US-Dollar-Wechselkurses auf in US-Dollar abgerechnete Verkäufe neutralisiert.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen („Herstellungskosten")

Im Geschäftsjahr 2003/2004 verringerten sich die Herstellungskosten um EUR 70,1 Mio. bzw. 12,9% auf EUR 475,4 Mio. (76,6% des Umsatzes), verglichen mit EUR 545,5 Mio. (81,8% des Umsatzes) im Geschäftsjahr 2002/2003, was hauptsächlich auf den Effekt der Erwerbsmethode zurückzuführen war, der die Herstellungskosten im Geschäftsjahr 2002/2003 belastete. Die Reduktion der Herstellungskosten stand auch in Verbindung mit gesunkenen Umsatzerlösen sowie Kostensenkungs- und Effizienzsteigerungsmaßnahmen, die im Zusammenhang mit dem Restrukturierungsprogramm durchgeführt wurden und welche die Preissteigerungen bei Rohstoffen und die höheren Einkaufskosten aufgrund von Outsourcing mehr als ausglichen.

Bruttoergebnis vom Umsatz

Infolge der vorstehenden Faktoren stieg das Bruttoergebnis vom Umsatz im Geschäftsjahr 2003/2004 um EUR 24,2 Mio. bzw. 20,0% auf EUR 145,4 Mio. von EUR 121,2 Mio. im Geschäftsjahr 2002/2003.

Forschungs- und Entwicklungskosten

Die Aufwendungen für Forschung und Entwicklung gingen im Geschäftsjahr 2003/2004 um EUR 12,7 Mio. bzw. 47,6% auf EUR 14,0 Mio. zurück, gegenüber EUR 26,7 Mio. im Geschäftsjahr 2002/2003. Diese Reduktion resultierte aus Abschreibungen in Höhe von EUR 10,6 Mio. auf aktivierte Entwicklungskosten, welche zum Zeitpunkt des Erwerbs infolge der Anwendung der Erwerbsmethode aktiviert worden waren. Die Aufwendungen für Forschung und Entwicklung im Geschäftsjahr 2003/2004 hingen vorrangig mit der Expansion der DR-Seilzug- und DC-Kettenzug-Produktfamilien zusammen.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten gingen von EUR 148,1 Mio. (22,2% des Umsatzes) im Geschäftsjahr 2002/2003 um EUR 2,6 Mio. bzw. 1,8% auf EUR 145,5 Mio. (23,4% des Umsatzes) im Geschäftsjahr 2003/2004 zurück. Dieser Rückgang spiegelte sich in niedrigeren Marketing- und Vertriebskosten aufgrund eines geringeren Umsatzes wider, was teilweise durch den Anstieg der allgemeinen Verwaltungskosten im Zusammenhang mit einer zeitweise Verdopplung der Zahlung von Managementgehältern aufgrund eines Wechsels in der Geschäftsführung der Demag Cranes & Components GmbH im Geschäftsjahr 2003/2004 neutralisiert wurde.

Sonstige betriebliche Erträge (Aufwendungen), netto

Sonstige betriebliche Erträge blieben unverändert. Im Geschäftsjahr 2003/2004 wurden jedoch andere betriebliche Erträge in Höhe von EUR 6,2 Mio. ausgewiesen, verglichen mit EUR 6,1 Mio. im Geschäftsjahr 2002/2003.

Erträge aus der Beteiligung an assoziierten Unternehmen

Die Erträge aus der Beteiligung an assoziierten Unternehmen erhöhten sich im Geschäftsjahr 2003/2004 um EUR 0,1 Mio. oder 14,3% auf EUR 0,8 Mio., im Vergleich zu EUR 0,7 Mio. im Geschäftsjahr 2002/2003.

EBIT

Aufgrund der oben erörterten Faktoren verbesserte sich das EBIT im Geschäftsjahr 2003/2004 auf ein negatives EBIT von EUR 7,2 Mio., verglichen mit einem negativen EBIT von EUR 46,8 Mio. im Geschäftsjahr 2002/2003. Das bereinigte EBIT im Geschäftsjahr 2003/2004 verringerte sich auf EUR 18,6 Mio. gegenüber EUR 42,6 Mio. im Geschäftsjahr 2002/2003. Unter Bereinigung der durch die Anwendung der Erwerbsmethode entstandenen Effekte sank das EBIT von EUR 27,7 Mio. im Geschäftsjahr 2002/2003 auf EUR 8,8 Mio. im Geschäftsjahr 2003/2004.

Zinsen und ähnliche Erträge (Aufwendungen), netto

Im Geschäftsjahr 2003/2004 erhöhten sich die Zinsen und ähnliche Aufwendungen um EUR 19,2 Mio. auf EUR 29,5 Mio., gegenüber EUR 10,3 Mio. im Geschäftsjahr 2002/2003, was in erster Linie aus unrealisierten Währungsgewinnen von EUR 25,0 Mio. im Geschäftsjahr 2002/2003 gegenüber unrealisierten Währungsgewinnen von EUR 6,0 Mio. im Geschäftsjahr 2003/2004 resultierte.

Ertragsteuerertrag (Aufwand), netto

Die Ertragsteuererträge betrugen im Geschäftsjahr 2003/2004 EUR 14,2 Mio., verglichen mit EUR 18,1 Mio. im Geschäftsjahr 2002/2003. Diese Veränderung ist auf ein geringeres negatives Ergebnis vor Steuern im Geschäftsjahr 2003/2004 zurückzuführen.

Jahresüberschuss (-fehlbetrag) nach Steuern

Aufgrund der oben dargestellten Faktoren verringerte sich der Jahresfehlbetrag um EUR 16,6 Mio. bzw. 42,5% auf EUR 22,5 Mio. im Geschäftsjahr 2003/2004, verglichen mit einem Jahresfehlbetrag von EUR 39,1 Mio. im Geschäftsjahr 2002/2003.

Erörterung und Analyse der Betriebsergebnisse und der Finanzlage von Gottwald HoldCo 3 (drei) GmbH

Soweit nicht ausdrücklich anders angegeben, basiert die folgende Erörterung der Betriebsergebnisse der Gottwald HoldCo 3 (drei) GmbH auf einem Vergleich mit dem Konzernabschluss der Gottwald HoldCo 3 (drei) GmbH für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003.

Zum Geschäftsbetrieb der Gottwald HoldCo 3 (drei) GmbH gehört der Geschäftsbereich Hafentechnologie von Demag Cranes. Die Anwendung der Erwerbsmethode nach IFRS wirkte sich wesentlich auf die Ertragslage der Gottwald HoldCo 3 (drei) GmbH seit dem Erwerb aus. Unter anderem hat die Anwendung der Erwerbsmethode die Herstellungskosten im Geschäftsjahr 2002/2003 erhöht und in den Zeiträumen nach dem Erwerb zu höheren Abschreibungen des Anlagevermögens geführt. Neben den Auswirkungen der Anwendung der Erwerbsmethode im Zusammenhang mit dem Erwerb reflektieren die konsolidierten Jahresabschlüsse der Gottwald HoldCo 3 (drei) GmbH gewisse andere Effekte oder Aufwendungen, welche das Management für normalerweise nicht wiederkehrend oder nicht mit dem normalen Geschäftsverlauf in Verbindung stehend betrachtet, auch wenn einige dieser Posten der Art nach in mehr als einer Geschäftsperiode zu Aufwand geführt haben.

In der nachstehenden Tabelle sind die Auswirkungen der Erwerbsmethode, der Einmaleffekte und Holdingkosten auf das EBIT für die Geschäftsjahre 2004/2005, 2003/2004 und 2002/2003 aufgeführt.

	Geschäftsjahre zum 30. September		
	2003	2004	2005
	(geprüft) (in EUR Mio.)		
EBIT	(8,4)	14,3	18,3
PPA Vorräte	16,4	(0,5)	—
PPA Abschreibungen	0,4	0,4	0,3
Einmaleffekte	0,8	1,0	1,4
EBIT vor PPA und Einmaleffekten	9,2	15,2	20,0
Anpassung für Holdingkosten	0,4	0,4	0,3
Bereinigtes EBIT	**9,6**	**15,5**	**20,4**

Vergleich des Geschäftsjahres 2004/2005 mit dem Geschäftsjahr 2003/2004

Umsatzerlöse

Im Geschäftsjahr 2004/2005 erhöhte sich der Umsatz um EUR 42,2 Mio. bzw. 21,7% auf EUR 237,1 Mio., verglichen mit EUR 194,9 Mio. im Geschäftsjahr 2003/2004. Diese Entwicklung ist insbesondere eine Folge der starken Umsatzerlöse mit Hafenmobilkranen dank einer höheren Nachfrage als Reaktion auf anhaltend höhere Containertransportvolumina und gestiegenen Umsatzerlösen mit erfolgreichen neuen Produkten. Darüber hinaus stiegen die Umsatzerlöse mit automatisierten Produkten zwischen dem Geschäftsjahr 2003/2004 und dem Geschäftsjahr 2004/2005 um 93,6%. Im Geschäftsjahr 2004/2005 verkaufte Demag Cranes 45 vollautomatische Containertransportfahrzeuge und sechs Fachwerkportalkrane, verglichen mit zehn vollautomatischen Containertransportfahrzeugen und vier Fachwerkportalkranen im Geschäftsjahr 2003/2004. Diese positive Entwicklung wurde zum Teil durch den zunehmenden Wettbewerb in einzelnen Märkten, sowie durch die nachteiligen Auswirkungen der Abwertung des US-Dollars gegenüber dem Euro bei in US-Dollar abgerechneten Verkäufen und einem unterschiedlichen Mix verkaufter Produkte ausgeglichen. Im Vergleich zum Vorjahr stiegen die Umsatzerlöse in Europa, Asien, Nord-, Mittel- und Südamerika und dem Nahen Osten.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen („Herstellungskosten")

Die Herstellungskosten erhöhten sich im Geschäftsjahr 2004/2005 um EUR 34,6 Mio. bzw. 22,8% auf EUR 186,5 Mio. (78,7% des Umsatzes), verglichen mit EUR 151,9 Mio. (77,9% des

Umsatzes) im Geschäftsjahr 2003/2004. Diese Steigerung der Herstellungskosten hat ihre Ursache im Wesentlichen in höheren Umsatzerlösen, erhöhten Stahlpreisen und erheblich gestiegenen Frachtkosten, die sich besonders negativ auf die Herstellungskosten auswirkten, da relativ mehr Verkäufe in entfernte Regionen stattfanden. Darüber hinaus entstanden der Gottwald HoldCo 3 (drei) GmbH Kosten im Zusammenhang mit der Produktion von Prototypen und Vorserien-Modellen der Hafenmobilkrangeneration 5, der vollautomatischen Containertransportfahrzeuge und der vollautomatischen Stapelkrane. Infolge niedrigerer Kosten für Vorräte konnte ein kleiner Teil dieser Herstellungskostenzuwächse ausgeglichen werden.

Bruttoergebnis vom Umsatz

Infolge der vorstehend genannten Faktoren stieg das Bruttoergebnis vom Umsatz um EUR 7,6 Mio. bzw. 17,7% auf EUR 50,6 Mio. im Geschäftsjahr 2004/2005, gegenüber EUR 43,0 Mio. im Geschäftsjahr 2003/2004.

Forschungs- und Entwicklungskosten

Die Forschungs- und Entwicklungskosten reduzierten sich im Geschäftsjahr 2004/2005 um EUR 1,9 Mio. bzw. 30,6% auf EUR 4,3 Mio., gegenüber EUR 6,2 Mio. im Geschäftsjahr 2003/2004. Diese Entwicklung ist vor allem auf die Aktivierung der Entwicklungskosten in Höhe von EUR 4,6 Mio. im abgelaufenen Geschäftsjahr zurückzuführen, wobei dies jedoch zum Teil durch Entwicklungskosten im Zusammenhang mit unerwartet höheren Aufträgen für Prototypen der Hafenmobilkrangeneration 5, der vollautomatischen Containertransportfahrzeuge und der Hafenpontonkrane ausgeglichen wurde. Zu den großen Forschungs- und Entwicklungsprojekten im Geschäftsjahr 2004/2005 gehörte die Entwicklung der Hafenmobilkrangeneration 5, der Hafenpontonkrane und des diesel-elektrischen Antriebs für die vollautomatischen Containertransportfahrzeuge.

Ein erheblicher Teil der Entwicklungskosten ist in der Gewinn- und Verlustrechnung im Geschäftsjahr 2004/2005 nicht enthalten, da EUR 4,6 Mio. dieser Kosten aktiviert wurden.

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten stiegen von EUR 22,6 Mio. (11,6% des Umsatzes) im Geschäftsjahr 2003/2004 um EUR 6,0 Mio. bzw. 26,5% auf EUR 28,6 Mio. (12,1% des Umsatzes) im Geschäftsjahr 2004/2005. Die Zunahme der Vertriebs- und allgemeinen Verwaltungskosten ist vor allem auf höhere Marketing- und Verkaufskosten als Ausdruck der Marketing- und Verkaufsbemühungen im Zusammenhang mit neuen Produkten, der Umsatzsteigerung im Geschäftsjahr 2004/2005 und gestiegenen Provisionsaufwendungen infolge des erhöhten Anteils der Verkäufe durch unabhängige Händler und Vertreter zurückzuführen. Die Notwendigkeit, eigene Projektteams für zwei Projekte, die im Geschäftsjahr 2004/2005 gewonnen wurden, zu gründen, trug ebenfalls zu den Kostensteigerungen bei.

Andere betriebliche Erträge (Aufwendungen), netto

Andere betriebliche Erträge stiegen von EUR 0,0 Mio. im Geschäftsjahr 2003/2004 auf EUR 0,6 Mio. im Geschäftsjahr 2004/2005.

EBIT

Aufgrund der oben erörterten Faktoren stieg das EBIT von EUR 14,3 Mio. im Geschäftsjahr 2003/2004 um EUR 4,0 Mio. bzw. 28,0% auf EUR 18,3 Mio. im Geschäftsjahr 2004/2005. Das bereinigte EBIT im Geschäftsjahr 2004/2005 stieg auf EUR 20,4 Mio. gegenüber EUR 15,5 Mio. im Geschäftsjahr 2003/2004. Ohne Berücksichtigung der durch die Anwendung der Erwerbsmethode entstandenen Effekte erhöhte sich das EBIT von EUR 14,2 Mio. im Geschäftsjahr 2003/2004 auf EUR 18,6 Mio. im Geschäftsjahr 2004/2005.

Zinsen und ähnliche Erträge (Aufwendungen), netto

Zinsen und ähnliche Aufwendungen erhöhten sich im Geschäftsjahr 2004/2005 um EUR 2,4 Mio. bzw. 31,6% auf EUR 10,0 Mio., verglichen mit EUR 7,6 Mio. im Geschäftsjahr 2003/2004.

Ertragsteuerertrag (-aufwand)

Die Steuerbelastung stieg infolge eines höheren Gewinns im Geschäftsjahr 2004/2005 um EUR 0,5 Mio., bzw. 13,9%, auf EUR 4,1 Mio., verglichen mit EUR 3,6 Mio. im Geschäftsjahr 2003/2004.

Jahresüberschuss (-fehlbetrag) nach Steuern

Aufgrund der oben dargestellten Faktoren erhöhte sich der Jahresüberschuss um EUR 1,2 Mio. bzw. 40,0% auf EUR 4,2 Mio. im Geschäftsjahr 2004/2005, verglichen mit EUR 3,0 Mio. im Geschäftsjahr 2002/2003.

Vergleich des Geschäftsjahres 2003/2004 mit dem Geschäftsjahr 2002/2003

Umsatzerlöse

Die Umsatzerlöse erhöhten sich um EUR 11,5 Mio. bzw. 6,3% auf EUR 194,9 Mio. im Geschäftsjahr 2003/2004, verglichen mit EUR 183,4 Mio. im Geschäftsjahr 2002/2003. Diese Steigerung ist Ausdruck der ersten erheblichen Umsatzerlöse mit automatisierten Produkten, mit Hilfe derer es gelang, den Nachfragerückgang nach nicht automatisierten Produkten, insbesondere nach Hafenmobilkranen, mehr als auszugleichen. Da Kunden Investitionen aufgrund des starken Euros und des zunehmenden Wettbewerbs hinauszögerten, erholte sich die Branche 2003/2004 langsamer als erwartet. Die starke Nachfrage nach Umrüstungsserviceleistungen trug ebenfalls zu der Umsatzsteigerung im Geschäftsjahr 2003/2004 bei.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen („Herstellungskosten")

Die Herstellungskosten reduzierten sich im Geschäftsjahr 2003/2004 um EUR 4,7 Mio., bzw. 3,0%, auf EUR 151,9 Mio. (77,9% des Umsatzes), verglichen mit EUR 156,6 Mio. (85,4% des Umsatzes) im Geschäftsjahr 2002/2003. Dieser Rückgang der Herstellungskosten ist vor allem durch die Effekte aus der Anwendung der Erwerbsmethode auf die Herstellungskosten im Geschäftsjahr 2002/2003 bedingt.

Bruttoergebnis vom Umsatz

Infolge der vorstehenden Faktoren stieg das Bruttoergebnis vom Umsatz von EUR 26,9 Mio. im Geschäftsjahr 2002/2003 um EUR 16,1 Mio. bzw. 59,9% auf EUR 43,0 Mio. im Geschäftsjahr 2003/2004.

Forschungs- und Entwicklungskosten

Die Kosten für Forschung und Entwicklung gingen im Geschäftsjahr 2003/2004 um EUR 2,8 Mio. bzw. 31,1% auf EUR 6,2 Mio. zurück, gegenüber EUR 9,0 Mio. im Geschäftsjahr 2002/2003. Dieser Rückgang ist zum Teil auf den im Geschäftsjahr 2002/2003 entstandenen Abschreibungsaufwand aufgrund der Anwendung der Erwerbsmethode zurückzuführen. EUR 1,0 Mio. der Entwicklungskosten wurden aktiviert und sind daher nicht in der Gewinn- und Verlustrechnung im Geschäftsjahr 2003/2004 enthalten. Im Geschäftsjahr 2002/2003 wurden hingegen keine Entwicklungskosten aktiviert (EUR 0,0 Mio.).

Vertriebs- und allgemeine Verwaltungskosten

Die Vertriebs- und allgemeinen Verwaltungskosten verringerten sich um EUR 3,4 Mio. bzw. 13,1% auf EUR 22,6 Mio. (11,6% des Umsatzes) im Geschäftsjahr 2003/2004, gegenüber EUR 26,0 Mio. (14,2% des Umsatzes) im Geschäftsjahr 2002/2003. Dieser Rückgang lag in niedrigeren Marketing- und Vertriebskosten aufgrund eines geringeren Umsatzes mit Hafenmobilkranen begründet. Darüber hinaus wirkten sich die geringeren Fixkosten positiv auf die Entwicklung der allgemeinen Verwaltungskosten aus.

Andere betriebliche Erträge (Aufwendungen), netto

Andere betriebliche Erträge betrugen EUR 0,0 Mio. im Geschäftsjahr 2003/2004, verglichen mit Aufwendungen von EUR 0,2 Mio. im Geschäftsjahr 2002/2003.

EBIT

Aufgrund der oben erörterten Faktoren stieg das EBIT verglichen mit einem negativen EBIT von EUR 8,4 Mio. im Geschäftsjahr 2002/2003 auf EUR 14,3 Mio. im Geschäftsjahr 2003/2004. Das bereinigte EBIT im Geschäftsjahr 2003/2004 stieg auf EUR 15,5 Mio., verglichen mit EUR 9,6 Mio. im Geschäftsjahr 2002/2003. Ohne Berücksichtigung der durch die Anwendung der Erwerbsmethode entstandenen Effekte erhöhte sich das EBIT von EUR 8,4 Mio. im Geschäftsjahr 2002/2003 auf EUR 14,2 Mio. im Geschäftsjahr 2003/2004.

Zinsen und ähnliche Erträge (Aufwendungen), netto

Zinsen und ähnliche Aufwendungen erhöhten sich im Geschäftsjahr 2003/2004 um EUR 5,7 Mio. oder 300% auf EUR 7,6 Mio., verglichen mit EUR 1,9 Mio. im Geschäftsjahr 2002/2003, was in erster Linie aus unrealisierten Währungsgewinnen von EUR 4,5 Mio. im Geschäftsjahr 2002/2003, verglichen mit unrealisierten Währungsgewinnen von EUR 1,1 Mio. im Geschäftsjahr 2003/2004, resultierte.

Ertragsteuerertrag (-aufwand)

Im Geschäftsjahr 2003/2004 betrugen die Ertragsteueraufwendungen EUR 3,6 Mio., verglichen mit Ertragsteuererträgen von EUR 3,6 Mio. im Geschäftsjahr 2002/2003. Diese Veränderung ist auf im Geschäftsjahr 2003/2004 erwirtschaftete Erträge zurückzuführen, im Vergleich zu einem Fehlbetrag im Vorjahreszeitraum.

Jahresüberschuss (-fehlbetrag) nach Steuern

Aufgrund der oben dargestellten Faktoren konnte im Geschäftsjahr 2003/2004 ein Jahresüberschuss in Höhe von EUR 3,0 Mio. erzielt werden, verglichen mit einem Jahresfehlbetrag in Höhe von EUR 6,8 Mio. im Geschäftsjahr 2002/2003.

Erörterung und Analyse des Einzelabschlusses der DCC HoldCo 3 (drei) GmbH nach HGB

Soweit nicht ausdrücklich anderweitig dargelegt, basiert die folgende Erörterung der Betriebsergebnisse der DCC HoldCo 3 (drei) GmbH auf dem Einzelabschluss der DCC HoldCo 3 (drei) GmbH für das Geschäftsjahr 2004/2005.

Im Geschäftsjahr 2004/2005 beliefen sich die allgemeinen Verwaltungskosten auf EUR 0,3 Mio. Zinsen und ähnliche Erträge, einschließlich Zinsen aus konzerninternen Darlehen, beliefen sich auf EUR 2,6 Mio. Die Übernahme von Verlusten aufgrund bestehender Ergebnisabführungsverträge betrug EUR 59,8 Mio. Zinsen und ähnliche Aufwendungen beliefen sich auf EUR 0,5 Mio. Im Geschäftsjahr 2004/2005 betrug der Jahresfehlbetrag EUR 58,0 Mio.

Im Geschäftsjahr 2004/2005 erhöhten sich die Kapitalrücklagen auf EUR 218,9 Mio., was vor allem aus einer Kapitaleinlage von EUR 100,0 Mio. eines indirekten Gesellschafters in die Kapitalrücklage der Gesellschaft resultierte. Der Mittelzufluss dieser Kapitaleinlage wurde in voller Höhe an die DCC HoldCo 5 (fünf) GmbH, einer mittelbaren Tochtergesellschaft der DCC HoldCo 3 (drei) GmbH, weiterverliehen. Am 30. September 2005 wies die DCC HoldCo 3 (drei) GmbH in ihrer Bilanz eine Forderung, einschließlich Zinsen, gegen die DCC HoldCo 5 (fünf) GmbH – reduziert um andere konzerninterne Darlehen – in Höhe von EUR 70,4 Mio. aus.

GESCHÄFTSTÄTIGKEIT

Demag Cranes ist einer der weltweit führenden Anbieter von Industriekranen und Krankomponenten, Hafenkranen und Technologien zur Hafenautomatisierung. Services, insbesondere Instandhaltung und Modernisierung, sind ein weiteres Kernelement des Leistungsspektrums. Die Aktivitäten von Demag Cranes sind in die Geschäftsbereiche Industriekrane, Hafentechnologie und Services gegliedert. Die Angaben zur Marktstellung von Demag Cranes in den Geschäftsbereichen Industriekrane und Hafentechnologie basieren auf eigenen Markterhebungen, von Wettbewerbern publizierten Umsatzzahlen bzw. Referenzlisten sowie auf Untersuchungen und Veröffentlichungen von Marktforschungsinstituten und Fachzeitschriften (vgl. zu letzteren auch *„Allgemeine Informationen—Hinweis zu Quellen der Marktangaben, zu Währungsangaben sowie zu Fachbegriffen"*).

Demag Cranes verfügt mit „Demag" und „Gottwald" über starke Marken und hat sich nach eigener Einschätzung durch seine Innovations- und Technologieführerschaft und eine ausgezeichnete Produkt- und Servicequalität international führende Marktpositionen sowie enge und langfristige Kundenbeziehungen aufgebaut. Der Konzern produziert in 16 Ländern auf fünf Kontinenten und betreibt über Tochtergesellschaften, Vertretungen und ein Joint Venture eines der in dieser Branche umfassendsten weltweiten Vertriebs- und Servicenetzwerke mit Präsenz in mehr als 60 Ländern, durch das Kunden in mehr als 100 Ländern erreicht werden.

Der Konzern sieht seine Kernkompetenz in der Entwicklung und Konstruktion technisch anspruchsvoller Krane und Hebezeuge sowie von automatisierten Transport- und Logistiksystemen in Häfen, der Fertigung hochwertiger Komponenten und der Erbringung von Serviceleistungen für diese Produkte. Produkte von Demag Cranes zeichnen sich durch hohe Qualität im Hinblick auf Sicherheit, Zuverlässigkeit, Langlebigkeit und Präzision bei günstigen Wartungskosten über die gesamte Lebensdauer aus. Die Produktentwicklung und Produktion erfolgen nach den Prinzipien der Modularisierung und Standardisierung. Damit werden den Kunden individuelle Lösungen mit kurzen Lieferzeiten angeboten. Durch die verstärkte Einbeziehung von Kranbaupartnern im Industriekrangeschäft erreicht der Konzern auch in weniger industrialisierten Regionen eine breite geographische Abdeckung sowie eine hohe operative Flexibilität, um auf Nachfrageschwankungen gezielt reagieren zu können. Desweiteren ist die Gesellschaft durch die Zusammenarbeit mit Outsourcing-Partnern in der Lage, sich auf Entwicklung, Konstruktion und Herstellung der technisch anspruchsvollen Komponenten zu konzentrieren.

Demag Cranes fertigt seit mehr als einem Jahrhundert Krane und Hebezeuge. Der Konzern ist aus einer Zusammenführung der Demag Cranes & Components GmbH (Geschäftsbereiche Industriekrane und Services) und der Gottwald Port Technology GmbH (Geschäftsbereich Hafentechnologie) hervorgegangen. Seit 2002 gehören beide mittelbar zur Demag Holding S.à r.l., an der von Kohlberg Kravis Roberts & Co. L.P. beratene Private-Equity-Investmentfonds mit 81% und die Siemens AG mit 19% beteiligt sind. In den letzten Jahren hat Demag Cranes konsequent die Strategie verfolgt, sich für zukünftiges nachhaltiges profitables Wachstum zu positionieren. Dies wurde vor allem durch eine deutliche Internationalisierung des Geschäfts, die erfolgreiche Entwicklung und Markteinführung neuer Produkte sowie die Umsetzung umfangreicher Effizienzsteigerungsprogramme erreicht. Im Geschäftsjahr 2004/2005 erwirtschaftete der Konzern mit 5.520 Mitarbeitern (Stand 30. September 2005) einen Gesamtumsatz von EUR 881,6 Mio. und ein bereinigtes EBITDA von EUR 84,9 Mio. (Combined Financial Statements zum 30. September 2005).

Industriekrane (46,5% der Gesamtumsatzerlöse im Geschäftsjahr 2004/2005). Im Geschäftsbereich Industriekrane verfügt Demag Cranes über ein breites Produkt- und Leistungsangebot zur Lösung von Materialfluss-, Logistik- und Antriebsaufgaben für Betriebe aller Größenordnungen. Mit seinen Produkten aus dem Industriekranbereich bedient der Konzern in erster Linie das Premiumsegment, das sich durch erhöhte Anforderungen an die Qualität, Sicherheit und Leistungsfähigkeit auszeichnet. Demag Cranes fertigt hochwertige Komponenten wie Seil- und Kettenzüge, Fahrwerke und Motoren sowie komplette Krane. Letztere werden unterteilt in Krane, die individuell aus standardisierten Modulen für industrielle Infrastrukturanwendungen erstellt werden, und Prozesskrane, die in den spezifischen Wertschöpfungsprozessen des Kunden verwendet werden. Weiterhin bietet der Geschäftsbereich Industriekrane das Kranbaukastensystem KBK an, das aufgrund seiner flexiblen und jederzeit veränderbaren Konfiguration von standardisierten Komponenten vor allem in Industrien mit wechselnden Anforderungen an den Produktionsprozess (z.B. Automobilindustrie) eingesetzt wird. Nach einer von der Gesellschaft in Auftrag gegebenen Studie von Impuls Management Consulting mit dem Titel „Ermittlung der Marktposition von DCC" aus dem Jahr 2006 („Impuls-Studie") verfügt Demag Cranes mit mehr als 650.000 elektrischen

Kranen und Hebezeugen für industrielle Anwendungen über die weltweit größte installierte Basis in diesem Bereich und ist nach Einschätzung der Gesellschaft einer der beiden weltweit führenden Industriekrananbieter. Demag Cranes betreibt im Geschäftsbereich Industriekrane drei Komponentenwerke in Wetter, Deutschland, Sao Paulo, Brasilien, und Shanghai, China, sowie 22 Kranwerke weltweit in industrialisierten Regionen. In weniger industrialisierten Gebieten erreicht Demag Cranes eine breite geographische Abdeckung und Flexibilität durch die Zusammenarbeit mit Kranbaupartnern, die mit Demag Cranes-Komponenten beliefert werden. Im Geschäftsjahr 2004/2005 erzielte der Geschäftsbereich Industriekrane Umsatzerlöse in Höhe von EUR 409,9 Mio.

Hafentechnologie (26,9% der Gesamtumsatzerlöse im Geschäftsjahr 2004/2005). Im Geschäftsbereich Hafentechnologie bietet Demag Cranes ausgewählte Produkte und Dienstleistungen zur Lösung von Materialfluss- und Logistikaufgaben im Hafen- und Terminalbereich an. Das Produktportfolio reicht von Hafenmobilkranen zum Umschlag von Gütern aller Art an Schiffen bis hin zu Automatisierungslösungen für Containertransport und Containerlagerung mit vollautomatischen Containertransportfahrzeugen und vollautomatischen Stapelkranen, einschließlich der zugehörigen Navigations- und Kontrollsoftware. Außerdem bietet die Gesellschaft Planungs- und Beratungsdienstleistungen für Hafenbetreiber sowie spezielle Simulations- und Emulationssoftware an. Demag Cranes ist nach Erhebungen von World Cargo News (World Cargo News 2003 bis 2006) und Marktrecherchen der Gesellschaft gemessen an den verkauften Einheiten mit einem durchschnittlichen Marktanteil von rund 44% im Vierjahreszeitraum von 2002 bis 2005 Weltmarktführer bei Hafenmobilkranen. Auf der Grundlage eigener und von Wettbewerbern erstellter Referenzlisten geht die Gesellschaft zudem davon aus, über die weltweit größte installierte Basis an Hafenmobilkranen zu verfügen. Nach eigener Einschätzung zählt sie außerdem zu den weltweit führenden Anbietern bei dem in den letzten Jahren aufgebauten Teilbereich der Hafenautomatisierung. Der Geschäftsbereich Hafentechnologie verfügt über einen eigenen Servicebereich, der Montage- und Instandhaltungsdienstleistungen anbietet. Die Produktion für den Geschäftsbereich Hafentechnologie befindet sich in Düsseldorf. Im Geschäftsjahr 2004/2005 erzielte der Geschäftsbereich Hafentechnologie Umsatzerlöse in Höhe von EUR 237,1 Mio.

Services (26,6% der Gesamtumsatzerlöse im Geschäftsjahr 2004/2005). Der Geschäftsbereich Services bietet hochmargige Dienstleistungen für die Instandhaltung und Modernisierung von Produkten aus dem Bereich Industriekrane an. In den meisten industrialisierten Ländern bestehen gesetzliche Vorschriften, die eine regelmäßige Inspektion und Wartung von Kranen und Hebezeugen erfordern. Daraus abgeleitet ergibt sich ein regelmäßiger Bedarf an Wartungs- und Reparaturleistungen. Weiterhin wachsen zunehmend die Anforderungen bezüglich Sicherheit und Zuverlässigkeit, was eine Modernisierung der bereits installierten Anlagen erfordert. Durch die von der Gesellschaft angebotenen Umbaumaßnahmen werden Krananlagen an neue Produktionsprozesse der Kunden oder veränderte Sicherheitsvorschriften angepasst. Die Leistungspalette umfasst daneben auch den Verkauf von Ersatzteilen sowie Full-Service-Verträge. Serviceleistungen werden vor allem für eigene Industriekranprodukte, zunehmend aber auch für Drittprodukte angeboten. Derzeit bestehen Serviceverträge für rund 150.000 Krane und Hebezeuge, wovon 84.000 eigene Produkte sind. Bei den von Demag Cranes geschlossenen Serviceverträgen handelt es sich zu einem Drittel um langfristige Verträge über mehr als drei Jahre. Der Konzern verfügt nach eigener Einschätzung mit weltweit mehr als 220 Servicestationen – einschließlich seiner Partner – über eines der umfassendsten Netzwerke in diesem Marktsegment. Im Geschäftsjahr 2004/2005 erzielte der Geschäftsbereich Services Umsatzerlöse in Höhe von EUR 234,6 Mio.

Im Geschäftsjahr 2004/2005 erzielte Demag Cranes 20,6% des Umsatzes in Deutschland, 41,7% im europäischen Ausland, 17,6% in Nord- und Süd-Amerika, 12,6% in Asien und 7,3% in anderen Ländern.

Die Gesellschaft ist in drei Märkten tätig.

— ***Markt für Industriekrane.*** Der Markt für Industriekrane umfasst vor allem in Werkshallen von Unternehmen installierte Krane und Hebezeuge, die dazu dienen, Lasten zu bewegen. Das Neugeschäft für Industriekrane ist insbesondere abhängig vom gesamtwirtschaftlichen industriellen Wachstum, da Unternehmen in Wachstumszeiten ihre Kapazitäten erweitern sowie ältere Anlagen ersetzen. Während der Markt für Industriekrane im Jahr 2003 und in Westeuropa auch im Jahr 2004 durch einen Nachfragerückgang im Rahmen des allgemeinen gesamtwirtschaftlich schwierigen Umfeldes und damit von einem erhöhten Wettbewerb gekennzeichnet war, hat sich dieser Markt seither positiv entwickelt. Dieser Trend beruht nach

Einschätzung der Gesellschaft auf einem zyklischen Aufschwung der Investitionsgütermärkte und den damit einhergehenden steigenden Investitionsausgaben in den Industriestaaten sowie einer starken Nachfrage nach Investitionsgütern zur Kapazitätsausweitung in den Schwellenländern, die sowohl von steigender nationaler Nachfrage und Exporten als auch von Produktionsverlagerungen aus den westlichen Industrieländern profitieren.

— ***Markt für Hafentechnologie.*** Demag Cranes bietet bestimmte Produkte im Hafenlogistikmarkt an. Dieser Markt umfasst Produkte für die Hafenlogistik, hauptsächlich stationäre und mobile Hafenkrane, Produkte für den Containertransport und die Containerlagerung sowie spezielle Software. Basierend auf einer erwarteten Steigerung des weltweiten und regionalen Handelsvolumens geht die Gesellschaft davon aus, dass diese Marktsegmente in den nächsten fünf Jahren deutliche Wachstumsraten aufzeigen werden. Drewry Shipping Consultants gehen davon aus, dass der weltweite Containertransport bis 2010 jährlich um durchschnittlich 9,3% wachsen wird und erwarten, dass Hafenbetreiber ihre Anlagen in den kommenden Jahren deutlich erweitern und modernisieren werden. Demag Cranes erwartet, dass die prognostizierten steigenden Handelsvolumina und die heute teilweise bereits bestehenden und sich in der Zukunft weiter verschärfenden Kapazitätsengpässe insbesondere bei großen Terminals Erweiterungs- und Ersatzinvestitionen der Hafenbetreiber erforderlich machen werden. Zudem rechnet die Gesellschaft mit einem weiteren Ausbau kleinerer Zubringerhäfen. Das Marktsegment für Automatisierungslösungen im Hafenbereich wächst besonders stark, da einerseits Hafenbetreiber zunehmend versuchen, die für den Container- und Warenumschlag benötigte Zeit weiter zu verkürzen und die Auslastung vorhandener Kapazitäten möglichst effizient zu steuern und andererseits die zunehmende Größe von Containerschiffen die Terminalbetreiber zu Investitionen in effektivere und kostengünstigere Umschlagstechnologien veranlasst.

— ***Markt für Services.*** Der von Demag Cranes bediente Markt für Serviceleistungen umfasst vor allem die Instandhaltung sowie das Ersatzteilgeschäft für Industriekranprodukte und ist somit in geringerem Maße vom Investitionsverhalten und somit vom Konjunkturzyklus abhängig. Demag Cranes erwartet künftig eine steigende Nachfrage nach Serviceleistungen. Im Bereich Services ist bei Kunden der Trend erkennbar, Krane und Hebezeuge nicht mehr intern zu warten und zu reparieren, sondern diese Aufgaben verstärkt auf externe Dienstleister wie Demag Cranes zu übertragen. Hierdurch wächst der für die Anbieter von Serviceleistungen zugängliche Markt. Das Angebot von standardisierten Modernisierungspaketen, Ersatzteilsets und zusätzlichen Leistungen, wie Vermessungen, erhöht die Attraktivität für Kunden, Serviceleistungen verstärkt in Anspruch zu nehmen. Ferner geht die Gesellschaft auf der Grundlage eigener Erhebungen davon aus, dass das zunehmende Alter der installierten Anlagen in den Industrieländern zu einem steigenden Bedarf nach Instandhaltungsdienstleistungen führen wird. Weiterhin wird das Wachstum des Markts für Serviceleistungen durch die kontinuierlich wachsende installierte Basis getrieben.

Wettbewerbsstärken

Nach eigener Einschätzung zeichnet sich Demag Cranes durch folgende Wettbewerbsstärken aus:

Führende Positionierung in attraktiven Märkten. Demag Cranes zählt zu den führenden Anbietern in attraktiven Märkten, die weitere langfristige Wachstumsperspektiven bieten. Nach eigener Einschätzung ist der Konzern einer der zwei weltweit führenden Hersteller von Kranen und Hebezeugen für industrielle Anwendungen. Zudem ist Demag Cranes nach Erhebungen von World Cargo News (World Cargo News 2003 - 2006) und Marktrecherchen der Gesellschaft gemessen an den verkauften Einheiten mit einem durchschnittlichen Marktanteil von rund 44% im Vierjahreszeitraum von 2002 bis 2005 Weltmarktführer bei Hafenmobilkranen. Gut positioniert sieht sich der Konzern vor allem bei qualitativ hochwertigen Produkten mit anspruchsvoller Technik, bei denen die Differenzierungen im Wettbewerb nicht nur über den Preis, sondern vor allem auch über die Zuverlässigkeit der Produkte, technische Innovation, Serviceleistungen sowie kurze Lieferzeiten und weltweite Lieferkapazitäten erfolgen.

Der Konzern unterhält ein globales Vertriebs- und Servicenetzwerk, über das mehr als 100 Länder erreicht werden. Hieraus resultiert nach Ansicht von Demag Cranes ein erheblicher Wettbewerbsvorteil, da es den Aufbau langfristiger direkter Beziehungen zu wichtigen Kunden ermöglicht und Voraussetzung für das profitable Servicegeschäft ist. Durch die gute Positionierung in den Industrieländern und spezifischen geographischen Wachstumsmärkten ist Demag Cranes in

der Lage, von der gegenwärtigen Konjunkturerholung in Westeuropa und einem fortgesetzten positiven konjunkturellen Umfeld in den USA zu profitieren. Außerdem spürt Demag Cranes eine nachhaltig steigende Nachfrage in den Wachstumsmärkten. Die wichtigsten Wachstumsmärkte für die Geschäftsbereiche Industriekrane und Services sind derzeit China, Indien, Brasilien, die GUS sowie Osteuropa. Hier ist Demag Cranes bereits seit Jahren, teilweise mit eigenen Werken oder Tochtergesellschaften, vertreten und hat seine vertriebliche Präsenz, insbesondere in China, in den letzten Jahren erheblich ausgebaut.

Durch die starke Marktstellung und sein attraktives Produktportfolio im Geschäftsbereich Hafentechnologie hat Demag Cranes überdies die Basis geschaffen, um am starken Wachstum des internationalen und regionalen hafengebundenen Güterverkehrs teilzuhaben. Das hohe erwartete Wachstum des Containerverkehrs sowie die Notwendigkeit der Hafenbetreiber, Investitionen zur Erweiterung der Kapazitäten und der Erhöhung der Umschlagseffizienz zu tätigen, lässt ein hohes strukturelles und weniger stark konjunkturabhängiges Wachstum erwarten. Mit seinen neuen Hafenmobilkranen der Generation 5, die im April 2006 im Markt eingeführt wurden und von denen erste Modelle Mitte 2006 ausgeliefert werden sollen, und seinen Produkten zur Hafenautomatisierung, insbesondere den vollautomatischen Containertransportfahrzeugen und den vollautomatischen Stapelkranen, verfügt Demag Cranes über wettbewerbsfähige Produkte, die als Basis für die beabsichtigte Hinzugewinnung weiterer Marktanteile dienen.

Starke Stellung im Markt für Serviceleistungen. Demag Cranes ist im rentablen Servicegeschäft mit dem Geschäftsbereich Services, der über ein weltweites Netzwerk die Produkte aus dem Geschäftsbereich Industriekrane und zunehmend auch Drittprodukte bedient, und mit den im Geschäftsbereich Hafentechnologie angebotenen Serviceleistungen hervorragend positioniert.

Im Geschäftsbereich Services betreibt Demag Cranes in Deutschland 13 Servicecenter mit 240 Servicetechnikern (Stand: 31. März 2006). Die angebotenen Leistungen im Geschäftsbereich Services reichen von der technischen Beratung über Wartungsleistungen, Modernisierungen und einen in allen wichtigen Industrieregionen rund um die Uhr verfügbaren Ersatzteilservice bis hin zu Full-Service-Verträgen. Weltweit verfügt der Konzern – inklusive Auslandsvertretungen und einem Joint Venture in Südostasien mit Stammsitz in Singapur – über mehr als 220 Servicestationen mit über 1.400 Servicetechnikern (Stand: 31. März 2006). Nach Einschätzung der Gesellschaft verfügt Demag Cranes über eines der umfassendsten Servicenetzwerke in seiner Branche. Das global aufgestellte Servicenetzwerk und die Logistikstruktur erlauben die schnelle Lieferung und den schnellen Einbau von Verschleiß- und Ersatzteilen sowie die Bereitstellung von Serviceleistungen, was für die Kunden geringe Ausfallzeiten und eine hohe Verfügbarkeit sowie den sicheren Betrieb und eine hohe Lebensdauer der von ihnen betriebenen Krane und Hebezeuge sicherstellt.

Der Markt für Serviceleistungen ist für Demag Cranes besonders interessant, da er angesichts eines regelmäßigen Wartungsbedarfs – teilweise bedingt durch gesetzliche Sicherheitsvorschriften – verhältnismäßig geringen zyklischen Schwankungen unterliegt und in der Regel wiederkehrende Erlöse ermöglicht. Darüber hinaus nutzt Demag Cranes die Erbringung von Serviceleistungen zur Festigung bestehender, aber auch zum Aufbau neuer direkter und langfristiger Kundenbeziehungen.

Ausgangspunkt für weiteres Wachstum bei der Erbringung von Serviceleistungen ist vor allem die breite Installationsbasis in den etablierten Märkten. Nach der Impuls-Studie verfügt Demag Cranes mit mehr als 650.000 Einheiten über die weltweit größte installierte Basis bei Kranen und Hebezeugen für industrielle Anwendungen. Von deren geschätztem Servicepotential sind erst rund 37% (Stand: Ende des Geschäftsjahres 2003/2004) durch eigene Serviceleistungen abgedeckt. Im Rahmen seiner Servicestrategie ist Demag Cranes bestrebt, die eigene installierte Basis stärker zu penetrieren sowie verstärkt bestimmte Drittprodukte zu warten.

Technologie- und Innovationsführer. Aufgrund der ausgezeichneten technischen Eigenschaften seiner Produkte und der Innovationskraft des Konzerns sieht sich Demag Cranes in seiner Branche als Technologie- und Innovationsführer mit einer vergleichsweise hohen Bereitschaft, in Forschung und Entwicklung zu investieren. Sowohl im Geschäftsbereich Industriekrane als auch im Geschäftsbereich Hafentechnologie wurden in den letzten Jahren erfolgreich neue Produkte eingeführt. Beispielsweise ist der Konzern nach eigener Einschätzung aufgrund seiner Innovationsführerschaft in einer starken Position im wachsenden Bereich der Hafenautomatisierung, insbesondere bei vollautomatischen Stapelkranen und bei fahrerlos betriebenen Containertransportfahrzeugen. Die vollautomatischen Containertransportfahrzeuge von Demag Cranes werden seit über 10 Jahren erfolgreich in Häfen eingesetzt. Bei der Entwicklung dieser Fahrzeuge hat Demag Cranes eng mit seinen Kunden zusammengearbeitet, um ein ausgereiftes

Produkt nach den Anforderungen der Kunden anbieten zu können. Eine konsequente Weiterentwicklung und die derzeitige Einführung des diesel-elektrischen Antriebs der Fahrzeuge führten dazu, dass Wettbewerber ihre Fahrzeuge bislang nicht am Markt platzieren konnten. Derzeit ist Demag Cranes weltweit der einzige Systemanbieter, der vollautomatische Stapelkrane und vollautomatische Containertransportfahrzeuge zusammen mit der zugehörigen Software zur Integration in den Logistikprozess selbst entwickelt und herstellt und als integriertes System liefern kann. Demag Cranes bietet zudem als eines von wenigen Unternehmen spezielle Simulations- und Emulationssoftware für den Hafenumschlag an. Nach einer mehrjährigen engen Zusammenarbeit mit dem niederländischen Unternehmen TBA B.V. erfolgte 2005 dessen Mehrheitserwerb, um dieses strategisch wichtige Geschäftsfeld weiter auszubauen.

Innovative Konzepte kommen auch in der Produktion zum Einsatz. Ein Beispiel ist der Übergang zu modularen Konstruktionsprinzipien, mit denen sich erhebliche Standardisierungsvorteile erzielen lassen und die eine kostengünstigere Produktion und kürzere Lieferzeiten ermöglichen. Die neue Hafenmobilkrangeneration 5, deren Markteinführung im April 2006 erfolgte und von der Mitte 2006 erste Modelle ausgeliefert werden sollen, beruht auf einem solchen modularen Konzept. Darüber hinaus zeichnet sich die neue Generation durch eine differenzierte Leistungsfähigkeit je nach Kundeneinsatz, eine höhere Lebensdauer sowie geringere Betriebskosten für den Kunden aus. Die ab dem Jahr 2004 im Markt eingeführten Seilzüge DR und Kettenzüge DC des Geschäftsbereichs Industriekrane wurden ebenso nach einem modularen Herstellungskonzept entwickelt und weisen gegenüber ihren Vorgängerbaureihen unter anderem ein kompakteres Design, eine höhere Hubgeschwindigkeit und eine längere Lebensdauer auf. Die neuen Seil- und Kettenzüge sind zudem mit innovativen Steuerungskonzepten ausgestattet, die eine Kostenreduzierung bei gleichzeitig größerem Funktionsumfang ermöglichen.

Etablierte Marken und langfristige Kundenbeziehungen. Demag Cranes verfügt über etablierte Marken mit langer Tradition. Der Geschäftsbetrieb des heutigen Demag Cranes-Konzerns geht zurück auf zwei Unternehmensgründungen in den Jahren 1819 und 1906, so dass Demag Cranes bereits seit Jahrzehnten im Markt präsent ist. Dem Konzern ist es gelungen, in der Vergangenheit langfristige Kundenbeziehungen aufzubauen, wobei Demag Cranes auf einen engen und direkten Kontakt zu seinen Kunden Wert legt. In den Geschäftsbereichen Industriekrane und Services erfolgten 85,6% der Verkäufe im Geschäftsjahr 2004/2005 direkt über die Vertriebsorganisation von Demag Cranes an Endkunden sowie an die Vertretungen und das Joint Venture MHE. Auf Basis der langfristigen Kundenbeziehungen hat es Demag Cranes geschafft, ein fundiertes Verständnis für die Prozesse der Kunden und deren Anforderungen zu gewinnen.

Die teilweise bereits seit Jahrzehnten bestehenden Kundenbeziehungen dokumentieren eine hohe Kundenzufriedenheit mit Produkten von Demag Cranes. Im Geschäftsbereich Industriekrane kommt Demag Cranes dabei der Umstand zugute, dass der Konzern aufgrund seiner Erfahrungen aus dem gut positionierten Geschäftsbereich Services genaue Kenntnis der Bedürfnisse seiner Kunden hat. Die hohe Kundenzufriedenheit schlägt sich im Geschäftsbereich Industriekrane auch darin nieder, dass viele Kunden, die ihre Produktion in Schwellenländer verlagern, auch an den neuen Produktionsstandorten weiterhin Demag Cranes-Produkte einsetzen. Zudem zählt rund die Hälfte der 15 wichtigsten Kunden im Geschäftsbereich Industriekrane bereits seit mehr als 30 Jahren zum Kundenstamm von Demag Cranes. Die hervorragenden Kundenbeziehungen im Geschäftsbereich Hafentechnologie waren auch Ausgangspunkt für zwei wichtige Referenzprojekte, den „Antwerp Gateway" in Antwerpen (Belgien) und das „Euromax Terminal" in Rotterdam (Niederlande), für die im Jahr 2005 ein Rahmenabkommen über die Lieferung von vollautomatischen Stapelkranen bzw. ein Vertrag über die Lieferung von 96 vollautomatischen Containertransportfahrzeugen, der von dem Vertragspartner allerdings jederzeit ganz oder teilweise gegen Entschädigung für bereits erbrachte Leistungen gekündigt werden kann, geschlossen wurden.

Erfolgreiche Implementierung von Programmen zur Stärkung der Ertragskraft und Wettbewerbsposition. Demag Cranes konnte seine Ertragskraft und Wettbewerbsposition in der Vergangenheit durch die erfolgreiche Implementierung von Maßnahmen zur Kostensenkung und durch Wachstumsinitiativen deutlich stärken. Ziel der im Jahr 2003 eingeleiteten Maßnahmen war die Neupositionierung für profitables Wachstum, die Reduktion und Flexibilisierung der Kostenstruktur sowie die Verbesserung des Produktionsflusses und der Arbeitsabläufe bei gleichzeitiger Erhöhung des Kundennutzens.

In den Geschäftsbereichen Industriekrane und Services hat Demag Cranes von 2003 bis 2005 ein umfangreiches Restrukturierungsprogramm durchgeführt. Über die Schließung alter und die Errichtung neuer, effizienter Produktionsstätten für Krane und Krankomponenten an ausgewählten Standorten, etwa in China und der Tschechischen Republik, ist es Demag Cranes gelungen, Produktionskosten sowie Durchlauf- und Lieferzeiten deutlich zu senken. Dabei wurde seit Beginn des Geschäftsjahres 2002/2003 die Arbeitnehmerzahl weltweit um rund ein Viertel reduziert. Der Pro-Kopf-Umsatz ist in diesem Zeitraum (bis 30. September 2005) um 23% angestiegen. Eine weitere Steigerung der Rentabilität wurde durch die Einführung neuer Produkte erzielt. Ebenso wie die Hafenmobilkrane aus dem Geschäftsbereich Hafentechnologie beruhen die neuen Seil- und Kettenzug-Generationen aus dem Geschäftsbereich Industriekrane auf einem modularen Konzept, durch das sich die Komplexität der Produkte ohne Einschränkung der Anwendungsbreite verringern und damit auch die Produktionskosten deutlich senken ließen. Auch im Geschäftsbereich Hafentechnologie hat Demag Cranes in den vergangenen Jahren erfolgreich Programme zur Kostensenkung umgesetzt und dabei die Standardisierung und Modularisierung der Produkte vorangetrieben. Darüber hinaus hat Demag Cranes die Arbeitsabläufe in der Produktion des Geschäftsbereichs Hafentechnologie umgestaltet, um eine Serienproduktion zu ermöglichen.

Über die Restrukturierung des Produktionsprozesses, die Optimierung der Beschaffungslogistik und Reduzierung der Lagerbestände sowie ein besseres Management des Umlaufvermögens ist es Demag Cranes ferner in allen Geschäftsbereichen gelungen, das Nettoumlaufvermögen erheblich zu reduzieren. Darüber hinaus wurden nicht betriebsnotwendige Immobilien veräußert, wodurch sich die Kapitalbindung des Konzerns weiter verringert hat. Durch die erfolgreiche Implementierung der Programme zur Stärkung der Rentabilität und Wettbewerbsposition ist Demag Cranes gut positioniert, um die sich bietenden Wachstumspotentiale zu nutzen.

Unternehmensstrategie

Die Unternehmensstrategie von Demag Cranes ist konzernweit auf nachhaltiges und ertragsorientiertes Wachstum ausgerichtet. Sie verfolgt vorrangig folgende Zielsetzungen:

Ausbau führender Marktpositionen in etablierten Märkten. Demag Cranes gehört nach eigener Einschätzung in jedem seiner drei Geschäftsbereiche zu den Marktführern. Der Konzern plant, diese Position mit seinen starken Kundenbeziehungen, seinen bekannten Marken „Demag" und „Gottwald" sowie seiner Innovations- und Technologieführerschaft weiter auszubauen. Demag Cranes profitiert dabei von der großen installierten und weltweit im Betrieb befindlichen Basis an Kranen und Hebezeugen für industrielle Anwendungen sowie an Hafenmobilkranen. In den Geschäftsbereichen Industriekrane und Services werden die starken Marktpositionen außerdem durch ein dichtes internationales Verkaufs- und Servicenetzwerk unterstützt, welches in einzelnen Ländern auch vom Geschäftsbereich Hafentechnologie genutzt wird. Die über die Erbringung von Serviceleistungen und das umfassende Vertriebsnetzwerk gegebene Kundennähe will Demag Cranes auch künftig verstärkt zur Gewinnung von Neugeschäft nutzen, da vor allem in den etablierten Märkten die Kunden im Premiumsegment hohe Ansprüche an die Beratungskompetenz stellen. Desweiteren soll die Marktposition durch die Einführung innovativer neuer Produkte weiter ausgebaut werden (siehe auch „—*Wachstum durch innovative Produktangebote und Erweiterung des Leistungsangebots*").

Der angestrebte Ausbau des Servicenetzwerks, sowie das verstärkte Angebot von attraktiven Serviceleistungen sollen die bestehenden Kundenbeziehungen festigen und eine profitable und langfristig ausgerichtete Umsatzquelle darstellen (siehe auch „—*Verstärkte Erschließung des Servicepotentials*").

Konsequente und profitable Expansion in industriellen Wachstumsmärkten. Auf der Grundlage der in den letzten Jahren getätigten Investitionen hat sich Demag Cranes eine starke Ausgangsbasis geschaffen, von der aus der Konzern seine profitable Expansion in den durch die beschleunigte Industrialisierung attraktiven geografischen Wachstumsmärkten konsequent vorantreiben will. In den Geschäftsbereichen Industriekrane und Services wurden im Geschäftsjahr 2004/2005 ca. 20-25% der Umsätze außerhalb von Westeuropa und Nordamerika erzielt.

Im Bereich Industriekrane konzentriert Demag Cranes sein Wachstum besonders auf die Märkte China, Brasilien, Indien, GUS und Osteuropa. In China, wo Demag Cranes ein Kran- und Komponentenwerk betreibt, hat das Unternehmen beispielsweise seine Präsenz von fünf Vertriebs-

und Servicestandorten in 2004 auf 22 im März 2006 deutlich verstärkt, wobei das Ziel für Ende 2006 bei 26 Niederlassungen liegt. Neben der Nähe zum Kunden durch flächendeckende Vertriebs- und Servicepräsenz wird die Expansion auch durch die verstärkte Einbindung von Kranbaupartnern und lokalen Zulieferern unterstützt. Dies erlaubt neben schnelleren Lieferzeiten durch kürzere Transportwege auch Einsparungen bei Materialkosten und Einfuhrzöllen. Durch das Schaffen dieser strukturellen Expansionsvoraussetzungen plant Demag Cranes, seine Marktabdeckung und seinen Marktanteil in diesem sehr schnell wachsenden Markt über die nächsten Jahre deutlich auszubauen. Die Kundenzielgruppe besteht dabei sowohl aus Unternehmen, die ihre Produktion nach China verlagern, als auch aus lokalen Produzenten mit einem Bedarf an hochwertigen Produkten. In diesem Sinne wird Demag Cranes auch die hohen Wachstumsraten in Branchen wie beispielsweise der Stahlindustrie nutzen.

In Osteuropa plant Demag Cranes in den Geschäftsbereichen Industriekrane und Services, auf der Basis der bestehenden Marktpräsenz in der Tschechischen Republik, Polen, Ungarn und Rumänien sowie durch die Etablierung von Vertretungen in der Slowakei, Kroatien, Litauen, Bulgarien und Serbien die strukturelle Basis für eine verstärkte Vertriebsoffensive zu erweitern. In Indien, wo die Produkte von Demag Cranes bereits im Markt etabliert sind, plant der Konzern, seine Marktposition über eine mögliche Akquisition weiter zu verbessern. In Brasilien, wo Demag Cranes bereits seit 1974 präsent ist und eine starke Marktposition innehat, wächst die Gesellschaft vor allem im Bereich Services. Die Servicepräsenz in Brasilien wurde von 83 Mitarbeitern in 2003 (30. September 2003) auf derzeit 119 Mitarbeiter (31. März 2006) ausgebaut. Insbesondere die Zahl der Serviceverträge konnte erhöht werden und so der Serviceumsatz in Brasilien im Geschäftsjahr 2004/2005 um 46,0% gegenüber dem Vorjahr gesteigert werden.

Darüber hinaus optimiert Demag Cranes seine Profitabilität im Industriekranbereich, indem sich der Konzern in den Wachstumsmärkten China und Brasilien verstärkt auf die Produktion von Krankomponenten und deren Integration in Krananlagen konzentriert, während die Stahlträgerproduktion und Kranmontage teilweise auf ausgewählte Partner vor Ort übertragen wird. In China beispielsweise arbeitet die Gesellschaft mit acht Kranbaupartnern zusammen, mit deren Hilfe das zentrale Kran- und Komponentenwerk in Shanghai in weniger industrialisierten Regionen des Landes wirkungsvoll ergänzt wird.

Im Geschäftsbereich Hafentechnologie hat Demag Cranes eine strategische Ausrichtung auf Wachstumsregionen, die sich durch eine starke wirtschaftliche Entwicklung mit dem damit verbundenen Güterstrom oder durch eine strategische Lage an den weltweiten Transportwegen auszeichnen. Besonders attraktiv ist der südostasiatische Raum, da es eine Vielzahl von Schwellenländern gibt, die den Handel untereinander oder mit anderen Kontinenten intensivieren. Zu den Schwerpunktregionen zählt zudem der Mittlere Osten, der sich zunehmend zu einer Drehscheibe der Warenströme mit entsprechenden Infrastrukturprojekten entwickelt. Zur weiteren Erschließung der Wachstumsregionen plant Demag Cranes unter anderem den Aufbau von Personal für Vertrieb und Service.

Wachstum durch innovative Produktangebote und Erweiterung des Leistungsangebots. Demag Cranes führt in den Jahren 2004 bis 2007 sowohl im Geschäftsbereich Industriekrane als auch im Geschäftsbereich Hafentechnologie wichtige neue Produktfamilien in die Märkte ein, die in den nächsten Jahren entscheidende Umsatz- und Ergebnistreiber darstellen. Demag Cranes beabsichtigt, seine Wettbewerbsposition über die Einführung neuer Produkte langfristig erheblich zu stärken.

Der Geschäftsbereich Hafentechnologie hat sein Leistungsangebot in den letzen Jahren deutlich erweitert. Demag Cranes plant außerdem, vor allem bei vollautomatischen Containertransportfahrzeugen und den im Mai 2005 eingeführten vollautomatischen Stapelkranen stark zu wachsen. Im Rahmen einer langfristigen Strategie hat Demag Cranes bereits vor acht Jahren mit dem Aufbau einer Planungsabteilung für Terminals begonnen und sich durch konkrete Projektarbeit eine starke Logistik- und Automatisierungskompetenz geschaffen und einen hervorragenden Namen aufgebaut. Hiervon verspricht sich Demag Cranes eine zunehmende Zahl von Aufträgen für langfristige Großprojekte in der Hafenlogistik ähnlich den derzeit bestehenden Großprojekten für vollautomatische Containertransportfahrzeuge und vollautomatische Stapelkrane (siehe auch „*—Wettbewerbsstärken—Etablierte Marken und langfristige Kundenbeziehungen*").

Erhebliches Wachstum im Geschäftsbereich Hafentechnologie erwartet Demag Cranes auch bei den vom Konzern angebotenen Softwarelösungen. Grundlage hierfür ist vor allem die

Bündelung der Softwareaktivitäten in der TBA B.V., einem Pionier in der Simulation von Hafenlogistik. Hierauf aufbauend verfolgt Demag Cranes die Strategie, bereits zu Beginn einer Planungsphase den Kunden ein breites Spektrum an Beratungsleistungen anzubieten und dadurch den Einstieg in Großprojekte vorzubereiten. Zudem beabsichtigt der Konzern, die bereits vorhandenen Softwareprodukte zusammenzuführen, um eine umfassendere Produktpalette anbieten zu können und auf diese Weise zusätzliche Marktanteile zu gewinnen.

Im April 2006 hat der Geschäftsbereich Hafentechnologie mit der Markteinführung der neuen Hafenmobilkrane der Generation 5, von der Mitte 2006 erste Modelle ausgeliefert werden sollen und welche die bestehende Hafenmobilkrangeneration bis Ende 2007 ablösen soll, einen entscheidenden Meilenstein erreicht. Demag Cranes plant, durch die Vermarktung dieser Produktreihe mit ihren flexiblen Einsatzmöglichkeiten, ihrer höheren Leistungsfähigkeit und Lebensdauer, ihres Kostenvorteils sowie ihrer verhältnismäßig kurzen Lieferzeit zukünftige Umsätze und Erträge zu steigern.

Im Geschäftsbereich Industriekrane wurden im Jahr 2004 die DR-Seilzug- und DC-Kettenzug-Produktfamilien eingeführt. Diese werden im Jahr 2006 durch zusätzliche Baugrößen komplettiert und sollen bis Ende 2007 ihre Vorgängermodelle vollständig abgelöst haben. Beide Produktfamilien bieten deutliche Verbesserungen gegenüber den Vorgängermodellen, wie z.B. eine längere Lebensdauer, höhere Hubgeschwindigkeiten, verbesserte Diagnosemöglichkeiten und eine geringere Komplexität. Außerdem plant der Bereich Industriekrane, seinen Zielmarkt deutlich zu erweitern, indem zusätzlich zum Premiumsegment ab 2007 das Volumensegment, zunächst bei Kettenzügen, mit einer am oberen Ende positionierten, neuen attraktiven Produktlinie unter der bereits bestehenden Marke „Donati" aktiv bearbeitet werden soll.

Verstärkte Erschließung des Servicepotentials. Demag Cranes hat es sich zum Ziel gesetzt, den Umsatz im attraktiven Servicegeschäft deutlich zu erweitern, unterstützt durch die große installierte Basis an Demag Cranes-Industrie- und -Hafenmobilkranen, die sich weltweit im Einsatz befinden. Demag Cranes profitiert dabei vom anhaltenden Trend, die Wartung von Kranen auf externe Unternehmen auszulagern, sowie von strengen Sicherheitsvorschriften für Krane in Industrieländern, die regelmäßige Inspektionen und Serviceleistungen erfordern.

Der Geschäftsbereich Services deckt mit über 220 Servicestationen – einschließlich seiner Partner – ca. 37% des geschätzten Servicepotentials der weltweit mehr als 650.000 Demag Cranes-Krane und -Hebezeuge für industrielle Anwendungen ab. Diesen Anteil plant die Gesellschaft in den nächsten Jahren auf ca. 50% zu erhöhen, was unter anderem durch den Verkauf von Ersatzteilen in Sets und standardisierten Modernisierungspaketen sowie durch das Angebot von Full-Service-Verträgen für die Krane und Hebezeuge ganzer Kundenwerke erfolgt. Letztere bedeuten für den Kunden eine deutliche administrative Vereinfachung und für Demag Cranes eine kontinuierliche, profitable Umsatzquelle bei gleichzeitiger Festigung der Kundenbeziehung. Zum Wachstum beitragen soll ein verstärktes Cross Selling, d.h. der Abschluss von Serviceverträgen im Zusammenhang mit dem Verkauf der Produkte aus dem Geschäftsbereich Industriekrane. Die Gesellschaft geht davon aus, dass ein großer Teil der Standardkranverkäufe mit dem Abschluss eines Servicevertrags einhergeht. Daneben sollen die direkten Kundenbeziehungen durch eine weitere Ausweitung des Servicenetzwerks im Wege der Etablierung neuer Standorte gestärkt werden. Außerdem plant der Geschäftsbereich Services, vermehrt auch die Wartung und Betreuung von Produkten anderer Hersteller zu übernehmen, wie dies die Tochtergesellschaften Kranservice Rheinberg GmbH (KSR) und Crane America Services, Inc (CAS) bereits seit Jahren erfolgreich umsetzen. Zur Ausschöpfung des Wachstumspotentials sind in diesem Zusammenhang selektiv auch kleinere Akquisitionen von Serviceunternehmen geplant.

Der Geschäftsbereich Hafentechnologie strebt ebenfalls eine verstärkte Ausnutzung des potentiellen Servicegeschäfts an. Im Leistungsumfang sind Ersatzteil-Angebote, Wartung und Modernisierungs-Pakete.

Weitere Stärkung wichtiger Kundenbeziehungen im Geschäftsfeld Hafentechnologie. Demag Cranes betreibt eine konsequente Fokussierung auf die Wünsche der jeweiligen Kundengruppe und den Ausbau der Beziehungen. Der Bereich Hafentechnologie ist dabei vor allem im Bereich der Hafenautomatisierung auf gute Kundenbeziehungen zu weltweit tätigen Hafen- und Containerschifffahrtsunternehmen angewiesen. Demag Cranes erwartet, dass das Geschäft mit Produkten in den Bereichen Hafenautomatisierung und Software in Zukunft stark wachsen wird. Außerdem kann der Konzern Know-how, das durch die Zusammenarbeit mit diesen globalen

Unternehmen gewonnen wird, auch für andere Kunden nutzen. Die Erhaltung und Festigung dieser Kundenbeziehungen wird durch ein Key-Account Management erreicht, sowie durch langjährige Zusammenarbeit der Systementwicklungsabteilung des Geschäftsbereichs Hafentechnologie mit den Planungs- und Entwicklungsabteilungen der Kunden.

Kontinuierliche Verbesserung der Ertragskraft durch Prozessoptimierung. Demag Cranes hat seine Wettbewerbsfähigkeit und Ertragskraft in den letzten Jahren durch die Umsetzung mehrerer Maßnahmen zur Kostensenkung und Prozessoptimierung fundamental verbessert. Die Gesellschaft plant, diese Maßnahmen in Zukunft konsequent weiter zu verfolgen. Darüber hinaus hat die Gesellschaft weitere spezifische Maßnahmen zur Verbesserung der Wettbewerbsposition sowie der Umsatz- und Ertragskraft ausgearbeitet, die derzeit implementiert werden.

In den beiden Geschäftsbereichen Industriekrane und Hafentechnologie reduziert die Modularisierung und Standardisierung der Produkte Fertigungs- und Entwicklungskosten, Nettoumlaufvermögen und Produktionszeiten bei Beibehaltung oder sogar Ausweitung der Anwendungsbreite. In beiden Bereichen wird zunehmend Outsourcing von Teilen und Tätigkeiten vorangetrieben. Hierdurch wird eine Konzentration auf die Kernkompetenzen in der Eigenfertigung ermöglicht. Demag Cranes strebt außerdem weitere Effizienzsteigerungen durch verbesserte Konstruktion von Neuprodukten an, unter anderem zur Reduktion der Kosten, Produktionszeiten und Vielfalt der Einzelteile. Dies wurde schon erfolgreich bei der Konzeption der DR-Seilzug- und DC-Kettenzug-Produktfamilien und der neuen Hafenmobilkrangeneration 5 umgesetzt. Letztere ermöglicht zudem die Serienfertigung von Baugruppen der Hafenmobilkrane. Demag Cranes beabsichtigt außerdem, nicht-wertschaffende Aktivitäten in allen Bereichen des Unternehmens durch Implementierung effizienter Prozesse weiter zu reduzieren. Im Geschäftsbereich Industriekrane sollen etwa durch den verstärkten Einsatz von Standardtools die Projektierungs- und Auftragsabwicklungsprozesse für modularisierte Produkte erheblich vereinfacht, zusätzliche Ingenieur- und Konstruktionsleistungen reduziert und die Prozesse weltweit standardisiert werden.

Produkte und Dienstleistungen

Die Produktpalette von Demag Cranes umfasst Industriekrane und Hafentechnologie. Daneben bietet der Konzern umfangreiche Serviceleistungen an. Die nachfolgende Darstellung entspricht im Wesentlichen der Geschäftstätigkeit von Demag Cranes, wie sie in den vergangenen drei Geschäftsjahren ausgeübt worden ist.

Geschäftsbereich Industriekrane.

Demag Cranes richtet sich mit seinen Produkten sowohl an Endkunden als auch an Kunden, die eigene Produkte mit Komponenten von Demag Cranes ausstatten. Die Produkte lassen sich in Standardkrane und Hebezeuge einerseits und Prozesskrane andererseits unterteilen.

Standardkrane und Hebezeuge. Ein Kran besteht typischerweise aus sechs grundlegenden Baugruppen. Basis des Krans ist die Tragkonstruktion, die aus einem oder zwei Stahlträgern besteht. Diese sind mit schienengebundenen Fahrwerken verbunden. Herzstück des Krans ist das Hubwerk, das sich entlang der Stahlträger bewegen lässt. Für das Heben schwerer Lasten werden Krane teilweise auch mit zwei Hubwerken ausgestattet. Die Horizontalbewegungen der Krane werden über spezielle Antriebe bewirkt, die an den Fahrwerken montiert sind. Weitere Bauteile sind ein Stromzuführungssystem sowie ein Steuerungsmodul. Komponenten mit hoher Wertschöpfung sind insbesondere das Hebezeug, die Antriebe und die Steuerungsmodule.

Das Angebot an Standardkranen umfasst im Wesentlichen Ein- und Zweiträgerlaufkrane sowie Deckenkrane. Standardkrane sind dadurch gekennzeichnet, dass sie als Infrastrukturkrane prozessunabhängig eingesetzt werden, überwiegend aus Standardkomponenten bestehen und in der Auftragsakquisition und Angebotsabwicklung keine oder nur begrenzte zusätzliche Konstruktionsarbeiten erforderlich sind. Die von Demag Cranes hergestellten Standardkrane bestehen zwar zu rund 80% aus derartigen Standardkomponenten, werden jedoch je nach Kunde individuell konfiguriert. Die Mehrzahl dieser Komponenten wird von Demag Cranes selbst produziert. Die Demag Cranes-Standardkrane sind für Lasten bis 80 t konzipiert.

An Hebezeugen produziert Demag Cranes im Wesentlichen elektrische Seil- und Kettenzüge. Seilzüge werden überwiegend an Standardkranen montiert, während Kettenzüge unter anderem in dem von Demag Cranes angebotenen Kranbaukasten KBK zum Einsatz kommen. Bereits 2004 hat

Demag Cranes mit den von Grund auf neu entwickelten Seilzügen DR eine neue Produktfamilie im Markt eingeführt, welche bis Ende 2007 die seit mehr als 20 Jahren im Markt etablierte Seilzuggeneration DH ersetzen soll. Die Seilzüge DR sind – je nach Modell – für Lasten bis 50 t konzipiert und zeichnen sich durch eine kompakte Bauweise, eine lange Lebensdauer, innovative Diagnosemöglichkeiten sowie eine im Vergleich zu den Vorgängermodellen höhere Hubgeschwindigkeit aus. Von den Seilzugbestellungen der aktuell bereits verfügbaren Baureihen bis 10 t entfielen im Sechsmonatszeitraum zum 31. März 2006 ca. 74% auf die neue DR-Produktfamilie (Stand: 31. März 2006). Ebenfalls im Jahr 2004 hat Demag Cranes mit den Kettenzügen DC eine neue Produktgeneration eingeführt, die bis Ende 2007 die bisherige DK-Produktfamilie ablösen soll. Die Kettenzüge DC werden von Demag Cranes ebenso wie die Seilzüge DR auf der Basis einer gemeinsamen Produktplattform in zwei Ausführungen angeboten: PRO für hohe Anforderungen an die Lebensdauer, Umschlagleistung und Zusatzfunktionen und COM für durchschnittliche Anforderungen. Sie werden von Demag Cranes derzeit mit Tragfähigkeiten bis 2 t angeboten. Von den Bestellungen von Kettenzügen bis 2 t entfielen im Sechsmonatszeitraum zum 31. März 2006 ca. 66% auf die neue DC-Produktfamilie (Stand: 31. März 2006). Die DC-Produktfamilie soll künftig um Kettenzüge mit Tragfähigkeiten bis 5 t erweitert werden.

Der Kranbaukasten KBK beruht auf einem kontinuierlich weiterentwickelten modularen Konzept, das es Demag Cranes ermöglicht, seinen Kunden individuelle Lösungen auf der Grundlage von standardisierten Bauteilen innerhalb kurzer Lieferzeiten anzubieten. Das Baukastenprinzip bei Kranen für leichte Traglasten bis 3,2 t und Einschienenbahnsystemen (teilweise mit integrierter Stromzuführung) wurde von Demag Cranes bereits 1963 erfunden. Seitdem ist Demag Cranes nach eigener Einschätzung in diesem Bereich Marktführer. KBK-Anlagen können leicht und kostengünstig aus- oder umgebaut werden, wenn der Betrieb des Kunden wächst oder dessen Produktion verändert wird.

Prozesskrane. Die Prozesskrane von Demag Cranes werden für bestimmte Industrien mit besonderen Anforderungen an das Handling im Produktions- und Logistikbereich hergestellt. Bei der Entwicklung der Prozesskrane muss stets das individuelle Arbeitsumfeld des jeweiligen Industriezweigs berücksichtigt werden. Aufgrund ihrer auf die individuellen Bedürfnisse zugeschnittenen Spezifikationen können Prozesskrane auch in vollautomatisierte Prozesse integriert werden. Prozesskrane werden von Demag Cranes unter anderem für die Papierindustrie, die Flugzeugindustrie, die Stahlerzeugung und den Stahlhandel, für Schüttgut sowie für die Recyclingbranche konstruiert, hergestellt und eingebaut. Die Tragfähigkeit der Prozesskrane beträgt bis zu 540 t. Prozesskrane können auch vollautomatisch gesteuert werden.

Krankomponenten. Kunden, die eigene Anlagen mit Komponenten von Demag Cranes ausstatten wollen, beliefert der Konzern mit einer großen Auswahl an Standardkomponenten. Rund 50% der von Demag Cranes gefertigten Komponenten werden für die Herstellung eigener Produkte verwendet. Zu den Standardkomponenten zählen insbesondere Seilzüge, Kettenzüge, Windwerke, Laufradsysteme, Getriebemotoren, Fahrwerke sowie komplette Kransets. Die Kransets bestehen aus einem kompletten Set modularisierter Bauteile zur Errichtung eines Standardkrans; ausgenommen sind lediglich die Stahlträger. Sie werden in der Regel nicht an Endkunden, sondern überwiegend an die Kranbau-Partner von Demag Cranes ausgeliefert.

Verfügbarkeit, Langlebigkeit und Sicherheit. Die Krane und Krankomponenten von Demag Cranes sind für hohe Beanspruchungen und lange Laufzeiten entwickelt worden. Die kontinuierliche Verfügbarkeit der Krane ist für die Kunden von Demag Cranes von wesentlicher Bedeutung, da Ausfallzeiten den Produktionsprozess der Kunden unterbrechen können. Eine hohe Verfügbarkeit ist vor allem bei Prozesskranen von Bedeutung, da diese voll in die Arbeitsabläufe beim Kunden integriert sind. Prozesskrane werden häufig mit der Prozessleittechnik der Kunden verbunden, was die Implementierung von präzisen Just-in-Time-Arbeitsabläufen ermöglicht.

Die Krane und Hebezeuge von Demag Cranes sind in vielen Fällen bereits seit Jahrzehnten bei Kunden im Einsatz. Sie zeichnen sich überdies durch hohe Sicherheitsstandards zum Schutz der Nutzer aus. Sämtliche Produkte werden vor Beginn der Serienfertigung sowie bei wesentlichen konstruktiven Änderungen umfangreichen Belastungs- und Lebensdauertests unterzogen.

Veränderungen der Geschäftstätigkeit in den letzten drei Geschäftsjahren. In den letzten drei Geschäftsjahren war das Produktportfolio des Geschäftsbereichs Industriekrane abgesehen von den vorstehend beschriebenen Neuentwicklungen im Wesentlichen unverändert. Seit dem

Geschäftsjahr 2002/2003 wurde jedoch schrittweise ein Teil des Portalkrangeschäfts aufgegeben. Weiter wurde im Oktober 2003 das Langgutlagertechnikgeschäft veräußert. Mit Wirkung zum 1. April 2004 wurde zudem die ergonomische Handhabungstechnik veräußert. Darüber hinaus erfolgte eine Bereinigung des Produktportfolios der Antriebstechnik in den Geschäftsjahren 2003/2004 und 2004/2005.

Geschäftsbereich Hafentechnologie.

Im Geschäftsbereich Hafentechnologie stellt Demag Cranes Produkte für Häfen, Terminalbetreiber und die weltweit führenden Schifffahrtsgesellschaften her. Neben den Hafenmobilkranen, auf die im Geschäftsjahr 2004/2005 rund 73,5% des Umsatzes des Geschäftsbereichs Hafentechnologie entfiel, hat Demag Cranes seine Produktpalette in den letzten Jahren deutlich im Bereich der teil- und vollautomatischen Produkte zur Beförderung und Lagerung von Containern sowie im Bereich Software erweitert. Basierend auf der entsprechenden Entscheidung des jeweiligen Kunden, einzelne Hafenteile zu automatisieren, werden teil- und vollautomatische Produkte oft in größeren Stückzahlen im Rahmen von längerfristigen Projekten bestellt, um als umfassende Systemlösung eingesetzt zu werden.

Hafenmobilkrane. Die Hafenmobilkrane HMK von Demag Cranes zeichnen sich durch eine kompakte Bauweise und hohe Mobilität aus. Sie sind auf einem gummibereiften Unterwagen montiert und können vielfältig im Hafengebiet eingesetzt werden. Die Hafenmobilkrane von Demag Cranes sind ausgelegt für diverse Umschlagsgüter. Zu den Hauptapplikationen zählen Container, Schütt- und Stückgut sowie im Projekt-Geschäft besonders große Einzellasten. Die bisherige Hafenmobilkrangeneration 4 besteht aus einer kompletten Baureihe von leistungsstarken Kranen mit Traglasten von 20 bis 120 t mit Ausladungen bis 56 m. Im April 2006 hat Demag Cranes die ersten Modelle der neuen Hafenmobilkrangeneration 5 im Markt eingeführt. Erste Auslieferungen sind für Mitte 2006 geplant. Aufgrund der bisherigen positiven Kundenreaktionen geht die Gesellschaft davon aus, dass sich die neue Baureihe innerhalb kurzer Zeit erfolgreich im Markt etablieren wird.

Die Hafenmobilkrane der Generation 5 sind auf Traglasten von 20 bis 200 t ausgelegt. Sie haben Ausladungen bis 56 m und sind – je nach Modell – in der Lage, große Containerschiffe mit bis zu 17 nebeneinander gestapelten Reihen von Containern zu be- und entladen. Zudem beruhen sie auf einem modularen Herstellungsprinzip mit standardisierten Komponenten. Darüber hinaus haben die Hafenmobilkrane der Generation 5 aufgrund einer stärker ausgeführten und optimierten Stahlstruktur eine deutliche höhere durchschnittliche Produktlebenszeit als die Hafenmobilkrane der Generation 4. Ein Just-in-Time-Konzept und eine komplette Neugestaltung der Arbeitsabläufe führen dabei – im Vergleich zur Generation 4 – zu einer deutlichen Reduzierung der Produktionsdauer.

Die Hafenmobilkrane der Generation 5 sind als flexible Mehrzweckkrane konzipiert, die für eine Vielzahl von Umschlagarten geeignet sind. Sie sind mit einem diesel-elektrischen Antrieb ausgerüstet, der sich durch Effizienz, niedrige Wartungs- und Treibstoffkosten sowie einen hohen Grad an Verfügbarkeit und eine geringe Lärmemission auszeichnet. Die Hafenmobilkrane lassen sich auch mit einer externen Energiequelle betreiben. Sie verfügen über einen kleinen Wendekreis und eine gute Manövrierbarkeit.

Mit der Generation 5 werden Hafenmobilkrane erstmals in zwei Produktfamilien angeboten: „Premium" und „Kompakt". Die Premium-Klasse besteht aus großen und schweren Kranen für hohe Beanspruchungen. Die beiden Spitzenmodelle dieser Klasse sind für eine sehr hohe jährliche Nutzungsdauer beim Kunden konzipiert. Die Kompakt-Klasse besteht aus kleineren Kranen für geringere Beanspruchungen. Hierdurch hat Demag Cranes die Möglichkeit, auf unterschiedliche Kundenanforderungen im Hinblick auf die Nutzungsintensität und die damit zusammenhängende Investitionsbereitschaft der Kunden zu reagieren.

Desweiteren produziert Demag Cranes Hafenschienenkrane HSK und Hafenpontonkrane HPK. Bei diesen ist der Kran nicht auf einem bereiften Unterwagen, sondern auf schienengebundenen Portalen bzw. auf einem Ponton montiert. Ab dem Drehkranz aufwärts verfügen sie jedoch über die gleichen Baugruppen wie die Hafenmobilkrane.

Teil- und vollautomatische Hafentechnologie. Ausgehend von seinem Stammgeschäft mit Hafenmobilkranen hat Demag Cranes die steigende Nachfrage nach effizienter Hafentechnologie und das Bedürfnis nach geringeren Umschlagkosten als Anlass zur Ausweitung seines Produktangebots genommen und Automatisierungslösungen für den Hafenumschlag entwickelt.

Demag Cranes bietet Systeme für das automatische Containerhandling im Hafenbereich sowie entsprechende Software an.

Wichtigstes Produkt von Demag Cranes in diesem Teilbereich sind die vollautomatischen Containertransportfahrzeuge (Automated Guided Vehicles oder AGV). Die von Demag Cranes bereits vor mehr als 15 Jahren entwickelten Fahrzeuge sind für den fahrerlosen Containertransport im Terminal konzipiert. Die Ladefläche des AGV ist mit Führungen für das einfache Positionieren von Containern ausgestattet. Die Route der Fahrzeuge wird über das AGV-Managementsystem festgelegt, das mit dem übergeordneten Terminal-Managementsystem kommuniziert. Das AGV-Managementsystem sorgt dafür, dass zuvor bestimmte Zeiten und Positionen eingehalten werden. Das von Demag Cranes angebotene AGV-Managementsystem und die On-Board-Navigationssoftware für die Fahrzeuge wurden ebenfalls selbst entwickelt. Seit 1991 wurden bereits mehr als 300 vollautomatische Containertransportfahrzeuge ausgeliefert und bei Kunden eingesetzt. Nachdem die vollautomatischen Containertransportfahrzeuge zuerst von einem diesel-hydraulischen Antrieb angetrieben wurden, hat Demag Cranes im Jahr 2005 für diese Fahrzeuge auch einen diesel-elektrischen Antrieb entwickelt. Die Fahrzeuge mit diesel-elektrischem Antrieb zeichnen sich durch niedrigere Kosten und eine höhere Umweltverträglichkeit aus. Derzeit liegen bereits Aufträge für 116 Fahrzeuge mit gestreckten Lieferzeiten über mehrere Jahre für diesel-elektrisch betriebene vollautomatische Containertransportfahrzeuge vor (Stand: 31. März 2006).

Weitere Produkte, von denen sich Demag Cranes attraktives zukünftiges Umsatzpotential verspricht, sind die vollautomatischen Stapelkrane (Automated Stacker Cranes), die vorwiegend für den Einsatz in großen Umschlaghäfen zur Stapelung und Lagerung von Containern konzipiert sind. Dort können sie zusammen mit den vollautomatischen Containertransportfahrzeugen von Demag Cranes oder mit Portalhubwagen von Drittanbietern zur Anwendung kommen. Die vollautomatischen Stapelkrane haben für die Kunden den Vorteil, dass sie eine bessere Nutzung vorhandener Lagerflächen durch eine hohe Stapeldichte ermöglichen, indem sich bis zu fünf Container übereinander stapeln lassen. Zudem zeichnen sie sich durch kurze Containerbewegungszeiten, hohe Präzision sowie die Möglichkeit eines vollautomatischen Stapelns und Lagerns aus. Demag Cranes hat für ein langfristiges Projekt bereits ein wichtiges Rahmenabkommen über die Lieferung von vollautomatischen Stapelkranen geschlossen. Erste Vorserienmodelle der vollautomatischen Stapelkrane werden voraussichtlich im 3. Quartal 2006 bei einem Kunden in Betrieb genommen und getestet.

Die Produktpalette im Bereich der teil- und vollautomatischen Hafentechnologie wird ergänzt um Fachwerkportalkrane (Wide Span Gantries oder WSG). Dabei handelt es sich um teilautomatische Produkte für das Containerhandling zwischen Schiff, Straße und Schiene, die für den Einsatz an Fluss- und Hinterlandterminals entwickelt worden sind. Mit einer Ausladung von bis zu 40 m Länge können sie Container auf oder von Binnenschiffen und kleineren Seeschiffen heben oder von einem Schiff auf das andere sowie von Eisenbahnzügen auf LKW transportieren. Ausgerüstet mit Software von Demag Cranes können sie auch im Rahmen von Teilautomatisierungslösungen genutzt werden.

Software. Der Konzern verfügt im Geschäftsbereich Hafentechnologie über eine hervorragende Kompetenz bei der Erstellung spezieller Software, wodurch seine Position im Teilbereich der automatisierten Hafentechnologie erheblich gestärkt wird. Nach dem 2005 erfolgten Erwerb einer Mehrheitsbeteiligung an der niederländischen TBA B.V. und der Zusammenlegung mit dem bestehenden Softwareentwicklungsteam des Geschäftsbereichs Hafentechnologie hat Demag Cranes im Jahr 2006 im Geschäftsbereich Hafentechnologie ein eigenständiges Softwaresegment eingerichtet. Demag Cranes erstellt zum einen die Flottenmanagement- und Navigationssoftware für vollautomatische Containertransportfahrzeug-Flotten und vollautomatische Stapelkrane sowie für deren Verknüpfung untereinander. Die Software lässt sich mittels jeweils anzupassender Schnittstellenmodule in übergeordnete Terminal-Managementsysteme sowie in Lager- oder Logistiksysteme integrieren. Durch die Übernahme der Mehrheitsbeteiligung an der TBA B.V. hat Demag Cranes sein Softwareangebot um Simulations- und Emulationssoftware für Terminals in Häfen erweitert. Die Simulationstools bieten eine zeitbeschleunigte oder gegebenenfalls Echtzeitsimulation eines Terminals mit allen Bewegungen und können für Häfen jeder Art genutzt werden (kleine, mittlere und große Häfen; automatisierte und nicht automatisierte Häfen; Umschlag von Containern, Stahl, Schüttgütern oder Flüssigkeiten). Für die Kunden ermöglicht die Simulationssoftware eine verlässliche Investitionsplanung, ein verbessertes Risikomanagement und kürzere Entwicklungszeiten bei Neuprojekten. Bei so genannten Emulationen wird dagegen das

reale Equipment durch ein virtuelles ersetzt, das durch die Terminalmanagementsysteme gesteuert wird. Eingesetzt werden diese Werkzeuge für Schulungen, Trainingszwecke und eine nachträgliche Analyse von realen Umschlagvorgängen zur Optimierung der Abläufe des Terminals.

Hafentechnologieservices. Der Geschäftsbereich Hafentechnologie verfügt zudem über einen eigenen Servicebereich, dem wegen der besonderen Marktgegebenheiten in diesem Bereich umsatzmäßig bislang nur eine begrenzte Bedeutung zukommt. So verfügen z.B. viele größere Kunden über eigene Serviceabteilungen und vergeben nur in geringem Umfang Arbeiten an Dritte. Die im Geschäftsbereich Hafentechnologie angebotenen Serviceleistungen umfassen die Endmontage und Inbetriebnahme der Produkte, den Verkauf von Ersatzteilen, Nachrüstungen, Wartungs- und Modernisierungsarbeiten, Teleservice, Schulungen und Software-Support. Demag Cranes verfügt über ein Team aus Ingenieuren und Technikspezialisten, die weltweit Serviceleistungen erbringen. Demag Cranes unterhält für den Geschäftsbereich Hafentechnologie überdies eine Servicezweigstelle in Antwerpen, um schnellen und qualitativ hochwertigen Service an diesem wichtigen Kundenstandort anbieten zu können.

Sonstiges. Neben dem zuvor beschriebenen Kerngeschäft bietet Demag Cranes im Geschäftsbereich Hafentechnologie auch Eisenbahnkrane an. Nebenher verkauft Demag Cranes auch in Zahlung genommene gebrauchte Hafenmobilkrane.

Veränderungen der Geschäftstätigkeit in den letzten drei Geschäftsjahren. In den letzten drei Geschäftsjahren war das Produktportfolio des Geschäftsbereichs Hafentechnologie abgesehen von den vorstehend beschriebenen Neuentwicklungen im Wesentlichen unverändert. Im Wege der Akquisition wurde im Geschäftsjahr 2005/2006 der niederländische Softwarehersteller TBA B.V. übernommen.

Geschäftsbereich Services.

Der Geschäftsbereich Services erbringt Serviceleistungen für Produkte aus dem Geschäftsbereich Industriekrane. Hierzu zählen technische Beratung, Inspektionen, Wartung und Reparatur von Demag Cranes-Produkten und von Drittprodukten. Im Rahmen von Full-Service-Verträgen betreut Demag Cranes den gesamten Werksbestand der Krane und Hebezeuge und übernimmt die gesamte Wartung sowie alle Inspektionen und Reparaturen zu einem Festpreis. Kundenseminare und die Vermessung von Kranbahnen und Systemen sind weitere angebotene Dienstleistungen. Da ein erheblicher Teil der von Demag Cranes erbrachten Serviceleistungen auf gesetzliche Sicherheitsbestimmungen und laufenden Servicebedarf zurückgeht, bietet der Geschäftsbereich Services eine Basis für verhältnismäßig stabile und hochmargige Erträge.

Die meisten industrialisierten Länder schreiben den Betreibern von Kranen und Hebezeugen vor, die Geräte nach Ablauf der theoretischen Nutzungsdauer außer Betrieb zu nehmen. Demag Cranes bietet seinen Kunden Generalüberholungen an, die den jeweiligen regulatorischen Anforderungen genügen und einen Austausch der kompletten Einheit vermeiden.

Die meisten Ersatzteilverkäufe gehen auf Verschleiß und Reparaturen im Zusammenhang mit dem normalen Produktgebrauch zurück. Die umfangreiche internationale Präsenz der Ersatzteillogistik von Demag Cranes ermöglicht eine schnelle und in den industrialisierten Regionen jederzeitige Verfügbarkeit der benötigten Ersatzteile. Die Ersatzteile für den Service an Produkten von Drittherstellern werden direkt oder indirekt von den jeweiligen Originalherstellern hinzugekauft.

Im Geschäftsbereich Services bietet Demag Cranes – zusammen mit seinen Partnern – seinen Kunden über sein weltweites Netzwerk von mehr als 220 Servicestationen (davon 120 eigene und 46 des Joint Ventures MHE) mit über 1.400 Servicetechnikern (Stand: 31. März 2006; einschließlich Joint Venture MHE und Partner) nicht nur das gesamte Spektrum an Serviceleistungen, sondern auch Schulungen in eigenen Trainings-Centern an.

Veränderungen der Geschäftstätigkeit in den letzten drei Geschäftsjahren. In den letzten drei Geschäftsjahren war das Produkt- und Dienstleistungsportfolio des Geschäftsbereichs Services im Wesentlichen unverändert.

Märkte

Demag Cranes ist mit seinen Produkten und Dienstleistungen der Geschäftsbereiche Industriekrane, Hafentechnologie und Services im globalen Gesamtmarkt für Materialflusstechnik

tätig. Zu diesem Gesamtmarkt gehören sämtliche Produkte, die Materialflussprozesse erledigen, steuern und überwachen sowie entsprechende Softwarelösungen und Servicedienstleistungen. Das Spektrum der Güter, die mit den Produkten von Demag Cranes bewegt oder gelagert werden, umfasst alle Arten von Gütern. Dabei werden die Produkte des Geschäftsbereichs Industriekrane überwiegend für das Handling von Gütern innerhalb von Fabriken und Produktionsprozessen eingesetzt. Die Produkte des Geschäftsbereichs Hafentechnologie sind innerhalb der weltweiten Logistikketten an den Schnittstellen zwischen bestimmten Verkehrsträgern im Einsatz. Demag Cranes ist in spezifischen Teilmärkten der Materialflusstechnik vertreten, die jeweils unterschiedlichen Entwicklungen, Trends und Zyklen folgen.

Der Markt für Produkte des Geschäftsbereichs Industriekrane ist – wie der Markt für Investitionsgüter im Allgemeinen – in starkem Maße von der gesamtwirtschaftlichen Entwicklung abhängig. Er ist traditionell „spätzyklisch", d.h. ein allgemeiner wirtschaftlicher Auf- oder Abschwung macht sich in diesem Markt in der Regel erst mit Verzögerung bemerkbar. Nach der eingesetzten konjunkturellen Erholung in den Industrieländern rechnet die Gesellschaft aus diesem Grund kurz- und mittelfristig mit einer steigenden Nachfrage. Die vom Geschäftsbereich Hafentechnologie bedienten Märkte waren wegen des starken Wachstums des internationalen Güterverkehrs infolge des zunehmenden Welthandels durch steigende Nachfrage geprägt und haben in den vergangenen Jahren nur eine geringe Tendenz zu Zyklen gezeigt. Der Geschäftsbereich Services ist generell weniger konjunkturabhängig. Aufgrund von gesetzlichen Vorgaben und dem damit verbundenen regelmäßigen Wartungsbedarf für Industriekrane und Hebezeuge besteht eine weitgehend stetige Nachfrage nach Servicedienstleistungen, die nur in geringerem Maße von der allgemeinen wirtschaftlichen Entwicklung bestimmt wird.

Geschäftsbereich Industriekrane.

Der vom Geschäftsbereich Industriekrane adressierbare Markt umfasst Krane, elektrisch betriebene Hebezeuge, damit zusammenhängende Komponenten sowie Leichtkransysteme (Demag Cranes-Bezeichnung: Kranbaukasten KBK) und vergleichbare Produkte. Daneben besteht bei Leichtkransystemen begrenztes Substitutionspotential mit bestimmten Einschienenhängebahnen, die Produkte im Produktions- oder Logistikprozess horizontal bewegen. Die Gesellschaft geht auf der Grundlage der Analyse zentral erhobener Daten sowie der Ergebnisse der regelmäßigen und systematischen Marktbeobachtung ihrer Auslandsgesellschaften und -vertretungen davon aus, dass sich das weltweite Marktvolumen des vom Geschäftsbereich Industriekrane adressierbaren Marktes im Jahr 2005 auf etwa EUR 3,0 bis 3,5 Mrd. belief.

Das Neugeschäft für Produkte des Geschäftsbereichs Industriekrane ist vor allem abhängig vom gesamtwirtschaftlichen industriellen Wachstum, da Unternehmen in Zeiten positiven Wachstums und steigender Profitabilität ihre Kapazitäten erweitern sowie ältere Anlagen ersetzen. Nach einem Nachfragerückgang im Jahr 2003 und in Westeuropa auch im Jahr 2004 und einer Erholung im Jahr 2005 schätzt die Gesellschaft, dass der Markt für Produkte des Geschäftsbereichs Industriekrane in 2006 und 2007 zwischen 4,0 und 4,5% pro Jahr weltweit wachsen wird. Grundlage hierfür sind die nach Jahren mit geringem Investitionsniveau erwarteten steigenden Investitionen in Produktions- und Logistikanlagen in den Industrieländern, die Modernisierung und die Schaffung von neuen Produktions- und Logistikanlagen in den Wachstumsmärkten wie China, Indien, Brasilien, GUS und Osteuropa, insbesondere im Zusammenhang mit Verlagerungen von Produktionsstandorten aus Industrieländern, sowie der steigende lokale Bedarf in und der zunehmende Export aus Wachstumsmärkten. Nach Einschätzung der Gesellschaft haben sich darüber hinaus die in den Jahren 2003 und 2004 aufgrund des schwierigen konjunkturellen Umfeldes rückläufigen Verkaufspreise seit 2005 insgesamt stabilisiert und wieder leicht positiv entwickelt.

Geschäftsbereich Hafentechnologie.

Der vom Geschäftsbereich Hafentechnologie bediente Markt umfasst eine Vielzahl von nicht-automatischen sowie teil- und vollautomatischen Produkten im Bereich der Hafenlogistik. Zu diesem Markt gehören im Wesentlichen Hafenkrane (fest installierte Containerbrücken und Hafenmobilkrane), Containerstapelkrane, Containertransportmittel, Software zur Simulation und Emulation von Hafen- und Umschlagprozessen sowie softwaregestützte Managementsysteme für Hafenkrane und Hafenfahrzeuge.

Die Gesellschaft geht davon aus, dass dieser Markt in den nächsten fünf Jahren deutliche Wachstumsraten verzeichnen wird. Diese Einschätzung basiert auf den erwarteten erheblichen Steigerungen der weltweiten Handelsvolumina und der sich daraus ergebenden Notwendigkeit, neue Hafenkapazitäten bereitzustellen und die Umschlageffizienz bestehender Häfen zu erhöhen. Drewry Shipping Consultants prognostizieren, dass der weltweite Containertransport von 2005 bis 2010 pro Jahr um durchschnittlich 9,3% und die Kapazitäten der Containerflotten im selben Zeitraum um insgesamt 60% wachsen werden. Die Gesellschaft geht davon aus, dass die prognostizierten steigenden Handelsvolumina und die heute teilweise bereits bestehenden und sich in der Zukunft weiter verschärfenden Kapazitätsengpässe insbesondere bei großen Terminals voraussichtlich Nachrüstungsinvestitionen der Hafenbetreiber erforderlich machen werden, die in den vergangenen Jahren zum Teil aufgeschoben wurden. Im Bereich der Containerterminals prognostizieren Drewry Shipping Consultants, dass die zehn größten Hafenbetreiber bis zum Jahr 2010 ihre Kapazitäten um etwa ein Drittel vergrößern werden. Außerdem geht die Gesellschaft davon aus, dass die steigenden Handelsvolumina die Nachfrage nach effizienter Containerumschlagstechnik erhöhen und die Entwicklung von automatischen und integrierten Systemlösungen im Gegensatz zur Beschaffung von Einzelkomponenten verstärken werden. Ferner rechnet die Gesellschaft damit, dass sich der durch den Bau von immer größeren Containerschiffen ausgelöste Trend zum Ausbau von kleineren Zubringerhäfen, die von großen Containerterminals versorgt werden (so genannte ,,Hub and Spoke"-Systeme), weiter fortsetzt.

Für das Schüttguttransportvolumen rechnet die Gesellschaft mit moderatem Wachstum des bereits hohen Aufkommens. Nach Einschätzung der Gesellschaft ist in den nächsten Jahren mit einer steigenden Nachfrage nach Hafeninfrastrukturprodukten für Schüttgut zu rechnen, da voraussichtlich veraltete oder obsolete Geräte und Anlagen vermehrt ausgetauscht werden.

Einen abgegrenzten Teilmarkt des Marktes für Hafentechnologie bildet der Markt für Hafenmobilkrane. Hier besteht bis zu einer bestimmten Breite der zu be- und entladenden Schiffe begrenztes Substitutionspotential durch fest installierte kleinere Containerbrücken. Hafenmobilkrane sind auf einem gummibereiften Unterwagen montiert und können daher vielfältig im Hafengebiet eingesetzt werden. Ferner sind Hafenmobilkrane für eine Vielzahl von Umschlagsarten (Container, Schüttgut, Stückgut und schwere Einzellasten) ausgelegt. Gegenüber fest installierten Containerbrücken haben Hafenmobilkrane den Vorteil von geringeren Anschaffungskosten, kürzeren Lieferzeiten und flexibleren Einsatzmöglichkeiten als auch einer höheren Auslastung. Aufgrund dieser Eigenschaften sind Hafenmobilkrane sowohl für bestimmte Aufgaben in großen Hafenterminals als auch vor allem für den Einsatz in kleineren Zubringerhäfen besonders geeignet. Demgegenüber ermöglichen allerdings fest installierte Containerbrücken, soweit einsetzbar, kürzere Be- und Entladezeiten. Außerdem sind nur fest installierte Containerbrücken für das Be- und Entladen von Containerschiffen ab einer bestimmten Breite geeignet (so genannte Post-Panamax-Klasse mit mehr als 13 Containern nebeneinander oder noch größere Containerschiffe mit mehr als 17 Containern nebeneinander). Die Gesellschaft schätzt, dass etwa drei Viertel aller verkauften Containerbrücken auf die Abfertigung von Schiffen der Post-Panamax-Klasse und noch größeren Containerschiffen ausgelegt sind. Hafenmobilkrane können bei solchen Containerschiffen wegen ihrer begrenzten Ausladung und Hubhöhe derzeit wirtschaftlich nicht sinnvoll eingesetzt werden. Aus Kundensicht sind Hafenmobilkrane und fest installierte Containerbrücken daher nur eingeschränkt austauschbar. Der Teilmarkt für Hafenmobilkrane ist nach Erhebungen der Gesellschaft in den letzten drei Jahren um durchschnittlich ca. 10% pro Jahr gewachsen. Die Gesellschaft geht davon aus, dass dieser Teilmarkt aufgrund der oben beschriebenen Trends auch weiterhin erhebliche Wachstumsraten aufweisen wird.

Der Geschäftsbereich Hafentechnologie von Demag Cranes ist ferner im Teilmarkt für automatische Hafensysteme einschließlich Software tätig. Dieser Teilmarkt umfasst den automatischen Containertransport, vollautomatische Stapelkrane, Software zur Simulation und Emulation von Hafen- und Umschlagprozessen sowie softwaregestützte Managementsysteme für Hafenkrane und Hafenfahrzeuge. Die von der Gesellschaft angebotenen Lösungen für den automatischen Containertransport und die automatische Containerzwischenlagerung mithilfe von Stapelkranen stehen in einem Systemwettbewerb mit den bislang vorherrschenden manuellen Lösungen, wie manuell geführten Portalhubwagen (Straddle Carrier) für den Containertransport und herkömmlichen gummibereiften Stapelkranen (Rubber Tyred Gantries). Welchen Konzepten ein Hafenbetreiber den Vorzug gibt, hängt von verschiedenen wirtschaftlichen, technischen, operativen und strategischen Faktoren ab. Insbesondere dort, wo Lohnkosten hoch oder die räumlichen Kapazitäten begrenzt sind, haben automatische Hafensysteme Wettbewerbsvorteile gegenüber

manuellen Lösungen. Automatische Stapelkrane ermöglichen darüber hinaus eine effiziente, Platz und/oder Zeit sparende Erfüllung der Frachtabwicklung.

Der Teilmarkt für automatische Hafensysteme ist vergleichsweise jung und hat in den vergangenen Jahren ein stark dynamisches Wachstum gezeigt. Verschiedene Betreiber haben Hafenautomatisierungsprojekte realisiert und weitere Projekte befinden sich in der Ausschreibungsphase. Dabei ist allerdings zu berücksichtigen, dass sich das Wachstum auf sehr geringe Marktvolumina bezieht. Demag Cranes rechnet damit, dass der Teilmarkt für automatische Hafensysteme weiterhin deutlich wachsen wird. Diese Prognose basiert darauf, dass Hafenbetreiber zunehmend versuchen, die für den Container- und Warenumschlag benötigte Zeit weiter zu verkürzen. Gründe für diese Entwicklung sind insbesondere die Zunahme des Containerverkehrs, der Trend zu größeren Schiffen sowie der stärkere Wettbewerb zwischen den Häfen, welche die Betreiber zu einer effizienteren Auslastung der Hafeninfrastruktur zwingen. Nach Einschätzung der Gesellschaft wird dies dazu führen, dass die Wettbewerbsvorteile automatischer Hafensysteme gegenüber manuellen Systemen insbesondere beim Containerumschlag in Ländern mit hohen Lohnkosten verstärkt zum Tragen kommen werden.

Geschäftsbereich Services.

Die vom Geschäftsbereich Services angebotenen Dienstleistungen gehören zum Markt für Dienstleistungen für Industriekrane und Hebezeuge, der nach Schätzungen der Gesellschaft im Jahr 2005 ein weltweites Volumen von etwa EUR 2,3 Mrd. hatte. Der Markt für Dienstleistungen umfasst vor allem die Instandhaltung und Modernisierung sowie das Ersatzteilgeschäft.

Die Gesellschaft geht davon aus, dass sich das jährliche Wachstum des vom Geschäftsbereich Services bedienten Marktes in den nächsten Jahren etwas oberhalb des Wachstums der Weltwirtschaft bewegen wird. Der Markt wird in geringerem Maße von der wirtschaftlichen Konjunktur beeinflusst, da die Nachfrage nach Dienstleistungen nicht ausschließlich vom industriellen Wachstum bestimmt wird. Ferner ist bei Kunden der Trend erkennbar, Industriekrane und Hebezeuge nicht mehr intern zu warten und zu reparieren, sondern diese Aufgaben vermehrt im Wege des Outsourcing auf externe Dienstleister zu übertragen. Wachstumstreiber sind die erwarteten Absatzsteigerungen für Produkte des Geschäftsbereichs Industriekrane, aus denen die Gesellschaft auf eine steigende Nachfrage nach Dienstleistungen schließt. Darüber hinaus führen verschärfte Sicherheitsanforderungen an Industriekrane und Hebezeuge vor allem in Industrieländern zu verkürzten Überprüfungs- und Wartungsintervallen. Schließlich geht die Gesellschaft auf der Grundlage eigener Erhebungen davon aus, dass das zunehmende Alter der installierten Anlagen und geringere Investitionen in den letzten Jahren in den Industrieländern zu einem steigenden Bedarf nach Wartungen, Reparaturen und anderen Dienstleistungen führen wird.

Wettbewerb

In den von Demag Cranes bedienten Märkten herrscht starker Wettbewerb. Die Gesellschaft zählt nach eigener Einschätzung in allen Märkten zu den führenden Anbietern.

Geschäftsbereich Industriekrane.

Das Marktsegment Industriekrane ist stark fragmentiert. Die beiden global vertretenen Wettbewerber KCI Konecranes Oyj („KCI"), Hyvinkää, Finnland, und Demag Cranes vereinen etwa ein Viertel des Marktes auf sich, während kleinere Wettbewerber etwa drei Viertel des Segments ausmachen.

KCI ist Marktführer bei den Produkten des Geschäftsbereichs Industriekrane. KCI hat seine Marktposition gestärkt, indem es im Dezember 2005 den Unternehmensbereich Fördertechnik des deutschen Unternehmens R. Stahl AG, Waldenburg, übernommen hat. Nach eigener Einschätzung hat Demag Cranes derzeit einen geringeren Marktanteil als KCI, sieht sich aber als einer der beiden führenden Wettbewerber im Markt. Nach eigener Einschätzung ist die Gesellschaft beim Produkt Kranbaukasten Weltmarktführer, gefolgt von Gorbel Inc., Fishers, New York, USA. Im Bereich der Standardkrane hat neben den weltweiten Anbietern KCI und Demag Cranes der deutsche Wettbewerber ABUS Kransysteme GmbH, Gummersbach, insbesondere in Europa eine starke Stellung. Demag Cranes sieht sich in einer führenden Marktposition bei Standardkranen in den USA. Nach Erhebungen der Gesellschaft ist das Unternehmen Columbus McKinnon Corporation,

Amherst, New York, USA („CMCO") Weltmarktführer bei Kettenzügen. Hinter CMCO sieht sich die Gesellschaft als einer der beiden weltweit führenden Anbieter von Kettenzügen. Im Bereich der Seilzüge ist Demag Cranes nach eigener Einschätzung hinter KCI einer der zwei führenden Wettbewerber.

Geschäftsbereich Hafentechnologie.

Die vom Geschäftsbereich Hafentechnologie bedienten Märkte sind durch eine begrenzte Anzahl von überwiegend weltweit tätigen Anbietern charakterisiert und weisen insgesamt einen hohen Konsolidierungsgrad auf. Der Wettbewerb ist stark, insbesondere seitdem einige Wettbewerber versuchen, Marktanteile durch Preissenkungen zu gewinnen.

Im Bereich der Hafenmobilkrane, der wie ausgeführt einen abgegrenzten Teilmarkt bildet, entfällt der Großteil der Lieferungen auf die drei Unternehmen Demag Cranes, Liebherr Werk Nenzing GmbH, Nenzing, Österreich („Liebherr"), und Fantuzzi-Reggiane, einem Geschäftsbereich der Fantuzzi Industries S.A., Lentigione, Italien („Fantuzzi-Reggiane"). Kleinere Anbieter von Hafenmobilkranen sind Italgru S.r.l., Lecco, Italien („Italgru"), Sennebogen Maschinenfabrik GmbH, Straubing, sowie Mitsubishi Heavy Industries, Ltd., Hiroshima, Japan. Sowohl nach der Zahl der ausgelieferten Hafenmobilkrane als auch nach dem erzielten Umsatz belegte der Geschäftsbereich Hafentechnologie in den Jahren 2002 bis 2005 den ersten Platz weltweit. Nach den in der World Cargo News jährlich veröffentlichten Referenzlisten wurden im Vierjahreszeitraum von 2002 bis 2005 insgesamt 613 Hafenmobilkrane verkauft. Hiervon entfielen auf den Geschäftsbereich Hafentechnologie 271 Krane, auf Liebherr 205 Krane, auf Fantuzzi-Reggiane 111 Krane und auf kleinere Wettbewerber insgesamt 26 Krane. Dabei ist zu berücksichtigen, dass es laut World Cargo News Unterschiede zwischen den Wettbewerbern bei der Zählweise der verkauften Hafenmobilkrane gibt. Während Demag Cranes und einige andere Wettbewerber die Auftragseingänge eines Jahres in der Referenzliste abbilden, stellen andere Unternehmen auf die Zahl der ausgelieferten Hafenmobilkrane ab. Auf der Grundlage der in World Cargo News veröffentlichen Referenzlisten hatte Demag Cranes einen Marktanteil von 44,2%, Liebherr von 33,4%, Fantuzzi von 18,1% und die übrigen Wettbewerber von 4,3%. Nach Einschätzung der Gesellschaft ist der Marktanteil von Demag Cranes im betreffenden Zeitraum stabil gewesen.

Demag Cranes nimmt nach eigener Einschätzung im Markt für automatische Hafensysteme eine herausragende Stellung ein. Im Bereich des automatischen Containertransports gehört mit den vollautomatischen Containertransportfahrzeugen ein in der Praxis erfolgreich eingesetztes und weit verbreitetes Produkt zum Portfolio von Demag Cranes. Nach Einschätzung der Gesellschaft ist es bisher keinem Wettbewerber gelungen, ein vergleichbares Produkt auf dem Markt zu platzieren.

Demag Cranes sieht sich auch bei vollautomatischen Stapelkranen in einer starken Marktposition. Das Unternehmen wurde kürzlich von einem großen Hafenbetreiber ausgewählt, einen neuen Containerhafen mit vollautomatischen Stapelkranen auszurüsten. Folgeaufträge für die Lieferung weiterer vollautomatischer Stapelkrane sollen bei erfolgreichem Einsatz folgen. Die wichtigsten Wettbewerber im Segment für vollautomatische Stapelkrane sind das chinesische Unternehmen Zhenhua Port Machinery Co., Ltd. („ZPMC"), Shanghai, das schwedische Unternehmen Kalmar Industries AB, Stockholm, der finnische Wettbewerber KCI sowie das österreichische Unternehmen Künz GmbH, Hard. Alle diese Unternehmen haben in jüngster Zeit verschiedene Großaufträge über die Lieferung vollautomatischer Stapelkrane erhalten.

Im Bereich der Entwicklung von Software für integrierte Containerumschlagssysteme nimmt die Gesellschaft nach dem Mehrheitserwerb an dem niederländischen Unternehmen TBA B.V. eine starke Stellung ein. Insbesondere bei der Simulation und Emulation von Terminalfunktionen und Terminalsoftware sowie bei der Steuerung einzelner Hafenfunktionen wie dem Entladen und Beladen oder dem automatisierten Containertransport im Terminal mithilfe von softwaregestützten Managementsystemen bietet die Gesellschaft führende Lösungen an. Im Bereich der softwaregestützten Managementsysteme sind die wichtigsten Wettbewerber der Gesellschaft das US-amerikanische Unternehmen Navis LLC, Oakland, das südkoreanische Softwarehaus Total Soft Bank, Busan, und das belgische Softwarehaus Cosmos N.V., Antwerpen. Diese Wettbewerber konzentrieren sich hauptsächlich auf andere Softwaremodule für Hafenterminals, bieten jedoch teilweise Produkte an, die mit den von der TBA B.V. entwickelten Lösungen konkurrieren.

Geschäftsbereich Services.

Das Dienstleistungssegment ist sehr stark fragmentiert und geprägt durch eine Vielzahl von kleineren und häufig regional tätigen Anbietern. Nach Erhebungen der Gesellschaft entfallen etwa drei Viertel des Marktes auf kleinere Anbieter sowie auf eigene Instandhaltung durch die Kunden. Bei den Produkten und Dienstleistungen des Geschäftsbereichs Services ist die Gesellschaft nach eigener Einschätzung hinter KCI einer der beiden Marktführer.

Produktion und Logistik

Demag Cranes verfügt über ein weltweites Produktionsnetzwerk mit Produktionsstätten auf fünf Kontinenten. Die Produktionsstrategie von Demag Cranes konzentriert sich auf die Produktion von Komponenten mit hoher Wertschöpfung, während die Produktion von Bauteilen mit niedriger Wertschöpfung zunehmend ausgelagert bzw. auf strategische Partner übertragen wird.

Geschäftsbereich Industriekrane.

Im Mittelpunkt der Produktion von Demag Cranes im Geschäftsbereich Industriekrane stehen die drei Komponentenwerke in Wetter, Deutschland, Sao Paulo, Brasilien, und Shanghai, China, in denen Krankomponenten wie z.B. Hebezeuge hergestellt werden. Diese Werke liefern die Krankomponenten an 22 eigene Kranwerke in wichtigen industriellen Regionen weltweit. In weniger industrialisierten Regionen betreibt Demag Cranes keine eigenen Kranwerke, sondern verfügt über ein strategisches Partnerkonzept mit lokalen Unternehmen für die Produktion von Kranträgern nach Vorgabe von Demag Cranes sowie für den Zusammenbau von Kranen. Diese Krane werden ebenfalls unter der Marke ,,Demag" vertrieben. Nach der Endmontage werden die Krane und Hebezeuge entweder von Demag Cranes oder einem Montage-Partner bei den Kunden installiert. Um die Qualität der strategischen Partner sicherzustellen, werden diese von Demag Cranes in regelmäßigen Abständen ausgebildet und überprüft.

Das von Demag Cranes im Geschäftsbereich Industriekrane gewählte mehrstufige Produktionsmodell ermöglicht eine großflächige Abdeckung der Zielmärkte bei relativ geringem Kapitalaufwand. Die Zusammenarbeit mit strategischen Partnern gewährleistet außerdem eine große operative Flexibilität und ermöglicht es dem Unternehmen, sich an veränderte Marktbedingungen anzupassen.

Demag Cranes hat in den vergangenen Jahren seine Produktionsstätten neu geordnet. Nicht zum Kerngeschäft zählende Standorte wurden geschlossen oder die dort angesiedelte Produktion ausgelagert. Bei den europäischen Kranwerken erfolgte eine Konzentration auf nur noch vier Produktionsstätten für Standardkrane. Die zentraleuropäische Prozesskranfertigung wurde von Deutschland in die Tschechische Republik verlagert. Im Komponentenwerk in Wetter wurden von Demag Cranes umfassende Restrukturierungsmaßnahmen implementiert, die zu einer deutlichen Reduzierung der Beschäftigtenzahl durch interne Rationalisierung und das Outsourcing bestimmter Teilegruppen geführt haben. Durch weitere Maßnahmen konnte der Konzern in den vier europäischen Kranwerken die Durchlaufzeiten und Herstellungskosten sowie die benötigten Fabrikflächen deutlich reduzieren. Im Oktober 2005 hat Demag Cranes darüber hinaus begonnen, in seinem wichtigsten Komponentenwerk in Wetter ein sog. ,,Plant-in-Plant" – Konzept umzusetzen, wobei die Produktionsstätte in drei Produktcenter für verschiedene Produktkategorien aufgeteilt wurde, in denen alle relevanten Funktionen wie Qualitätssicherung, Logistik und Vorproduktionsplanung integriert sind. Dies ermöglicht eine klare Zuordnung von Funktionen und Verantwortlichkeiten.

Demag Cranes betreibt in 16 Ländern 22 Kranwerke (für die Herstellung von Stahlträgern und die Montage) mit einer Belegung von ca. 4.500 Kranen pro Jahr und rund 800 Mitarbeitern. Von diesen 22 Werken werden 6 von MHE-Demag betrieben, einem Joint Venture in Singapur zwischen Demag Cranes und Jebsen & Jessen (S.E.A.), das den südostasiatischen Markt abdeckt. Nach eigener Einschätzung betreibt Demag Cranes im Geschäftsbereich Industriekrane in seinem Markt das weltweit umfassendste Produktionsnetzwerk.

Die von Demag Cranes produzierten Krane und Hebezeuge werden nach der Herstellung typischerweise über Spediteure per LKW zu den Kunden transportiert. Bei Krankomponenten erfolgt der Transport im Nahbereich per LKW, ansonsten per Schiff.

Geschäftsbereich Hafentechnologie.

Im Geschäftsbereich Hafentechnologie betreibt Demag Cranes eine Produktionsstätte in Düsseldorf, Deutschland, die vom Konzern seit 1990 genutzt wird. Die Fertigung von Hafenmobilkranen erfordert eine komplexe Infrastruktur und das langfristige Vorausplanen von Transportkapazität durch Seeschiffe. Die Produktion ist im größten Markt Westeuropa angesiedelt. Weitere dezentrale Fertigungsstätten sind auf Grund der stark unterschiedlichen regionalen und zeitlichen Nachfrage nach Auffassung der Gesellschaft nicht sinnvoll.

Seit 2004 hat Demag Cranes im Geschäftsbereich Hafentechnologie eine Reihe von wichtigen Maßnahmen implementiert, um bei der Produktion weitere Kostensenkungen zu erreichen, die Produktionszeiten zu verringern und die Produktionskapazität zu steigern. Demag Cranes befindet sich im Geschäftsbereich Hafentechnologie derzeit in einem Prozess der kompletten Neugestaltung der Produktionsstätte und der Produktionsabläufe, um ein erhöhtes Produktionsvolumen handhaben zu können und den Materialfluss in den Produktions- und Montagebereichen zu optimieren. Die neue Konfiguration der Produktionsstätte ist auf die parallele Herstellung verschiedener Produkttypen ausgerichtet. Sie führt zu reduzierten Durchlaufzeiten, ermöglicht die Serienproduktion bestimmter Module und sorgt für eine optimierte interne Logistik durch ein Zentrallager und diverse über die Produktionsstätte verteilte Materialstationen. Durch diese Maßnahmen und neue Investitionen will der Konzern die Lieferzeiten für individuell angepasste Krane auf der Grundlage von standardisierten und vorgefertigten Komponenten von Januar 2005 bis Ende 2006 signifikant reduzieren.

Die Produkte aus dem Geschäftsbereich Hafentechnologie werden nach der Fertigung in Düsseldorf typischerweise per Schiff an die Kunden ausgeliefert, wobei die Frachtverträge jeweils individuell abgeschlossen werden. Die von Demag Cranes hergestellten Hafenmobilkrane werden in nächtlichen Spezialtransporten zur Verschiffung an den Rhein gebracht.

Die Ersatzteilversorgung im Geschäftsbereich Hafentechnologie erfolgt zentral von Düsseldorf aus. Darüber hinaus gibt es Ersatzteillager bei den lokalen Vertriebs- und Servicerepräsentanten, die von diesen in eigener Verantwortung geführt werden.

Geschäftsbereich Services.

Die Produktion von Ersatzteilen für den Geschäftsbereich Services erfolgt in den Komponentenwerken, in denen auch für den Geschäftsbereich Industriekrane produziert wird, sowie bei Zulieferern. Die Ersatzteillogistik wird zentral gesteuert. Die benötigten Teile werden daher primär aus den Werken in Wetter, Deutschland, und Sao Paulo, Brasilien, sowie von externen Lieferanten bezogen. Ersatzteilsets werden im Distributionszentrum in Wetter gelagert, um nach dem Prinzip „pick and ship" im Auftragsfall in Europa direkt zum Kunden verschickt zu werden. Die Auslandsgesellschaften in Übersee führen eigene Ersatzteillager, um in den lokalen Märkten schnell Ersatzteile ausliefern zu können.

Marketing und Vertrieb

Das Marketing wird bei Demag Cranes zentral von den Konzernstandorten in Wetter und Düsseldorf aus geleitet. Die Marketingmaßnahmen sind auf die besondere Kundenstruktur von Demag Cranes zugeschnitten und bestehen im Wesentlichen aus Auftritten auf regionalen und internationalen Industriemessen sowie aus Veröffentlichungen in Fachzeitschriften.

Demag Cranes vertreibt seine Produkte und Dienstleistungen über ein globales Vertriebsnetzwerk mit Präsenz in mehr als 60 Ländern, wodurch der Konzern seine Kunden in weltweit mehr als 100 Ländern erreicht. Der Konzern hat im Vertrieb weltweit rund 1.000 Beschäftigte und unterhält zudem ein Netzwerk aus Vertriebspartnern mit rund 360 Beschäftigten. Demag Cranes ist der Auffassung, dass der Konzern über das am weitesten ausgebaute Vertriebsnetzwerk in der Kranindustrie verfügt. Das global aufgestellte Servicenetzwerk und die internationale Logistikstruktur erlauben die schnelle Lieferung und den schnellen Einbau von Verschleiß- und Ersatzteilen sowie die Bereitstellung von Serviceleistungen, welche für die Kunden geringe Ausfallzeiten und eine hohe Verfügbarkeit sowie den sicheren Betrieb und eine hohe Lebensdauer der von ihnen betriebenen Krane und Hebezeuge sicherstellen. Nach Ansicht von Demag Cranes resultiert aus dem gut ausgebauten Vertriebsnetzwerk ein erheblicher Wettbewerbsvorteil, da es den Aufbau langfristiger direkter Beziehungen zu wichtigen Kunden ermöglicht und Voraussetzung für das profitable Servicegeschäft ist.

Die Verkaufsaktivitäten von Demag Cranes stützen sich auf ein weltweites Netzwerk aus mehr als 20 Tochtergesellschaften und 36 unabhängigen Auslandsvertretungen. Daneben ist Demag Cranes in Singapur Partner eines Joint Venture mit Jebsen & Jessen (S.E.A.). Dieses Joint Venture umfasst Vertriebstöchter in Malaysia, Thailand, den Philippinen, Indonesien und Vietnam. Über das Joint Venture wird die gesamte Produktpalette aus den Geschäftsbereichen Industriekrane und Services (insbesondere Ersatzteile) vertrieben. Auch die Produkte aus dem Geschäftsbereich Hafentechnologie werden teilweise über das Joint Venture vertrieben.

Die Vertriebsorganisation von Demag Cranes in den Geschäftsbereichen Industriekrane und Services wird von 14 Regionalmanagern geleitet, die jeweils für die vertriebliche Gesamtbetreuung und -koordination ihrer Vertriebsregion verantwortlich sind. Zusätzlich hat Demag Cranes Kundenbetreuer für seine größten Kunden (Key-Account Manager) bestimmt, welche die lokalen Vertriebsaktivitäten unterstützen. Die Auslandsvertretungen unterhalten eine eigene Vertriebsorganisation und verkaufen Krane und Krankomponenten von Demag Cranes in der Regel auf der Grundlage langfristiger Vertriebsverträge. Teilweise stellen die unabhängigen Auslandsvertretungen vor Ort Standardkrane unter Lizenzabkommen her, die unter der Bezeichnung ,,System Demag" vertrieben werden. Die Verkäufe über die Tochtergesellschaften von Demag Cranes an Endkunden einschließlich der Zulieferungen an die Vertretungen und das Joint Venture MHE beliefen sich in den Geschäftsbereichen Industriekrane und Services im Geschäftsjahr 2004/2005 auf 85,6% aller Verkäufe. Die von Demag Cranes im Geschäftsbereich Industriekrane unter der Marke ,,Donati" angebotenen Produkte werden vor allem über Vertriebspartner vertrieben, um eine Abgrenzung von der Premium-Marke ,,Demag" zu erreichen. Ferner werden Krankomponenten an Dritthersteller verkauft, die hieraus eigene Produkte herstellen und diese bei ihren Kunden installieren. Die Dritthersteller sind nicht berechtigt, die Produkte unter der Marke ,,Demag" anzubieten, sondern verkaufen diese als sogenannte White-Label-Produkte.

Gegenwärtig verfügt Demag Cranes im Geschäftsbereich Hafentechnologie über 12 regionale Vertriebsleiter, die unmittelbar dem Vertriebsdirektor in Düsseldorf berichten. Zwei der regionalen Vertriebsleiter sind ständig im Mittleren Osten bzw. in Singapur präsent. Jeder regionale Vertriebsleiter ist für mehrere Länder zuständig. Die regionalen Vertriebsleiter arbeiten eng mit dem für den Geschäftsbereich Hafentechnologie zuständigen Management in Düsseldorf zusammen, um die Aktivitäten in den entsprechenden Ländern und Regionen zu koordinieren.

Demag Cranes arbeitet im Geschäftsbereich Hafentechnologie weltweit mit 36 Vertriebs- und Servicerepräsentanten zusammen. Dabei handelt es sich zumeist um unabhängige Händler und Vertreter. Die Repräsentanten werden entweder auf Kommissionsbasis bezahlt oder arbeiten als klassische Händler, die Demag Cranes-Produkte auf eigene Rechnung kaufen und verkaufen. Daneben nutzt der Geschäftsbereich Hafentechnologie auch das allgemeine Vertriebsnetzwerk des Konzerns (insbesondere in den USA, Großbritannien, China, Indien, Brasilien, Australien sowie Südostasien).

Alle vollautomatischen Produkte aus dem Geschäftsbereich Hafentechnologie werden ausschließlich durch die Systementwicklungsabteilung verkauft, die in der Forschungs- und Entwicklungsabteilung in Düsseldorf angesiedelt ist. Dieser Ansatz wurde von Demag Cranes gewählt, damit die entsprechenden Systemlösungen in enger Abstimmung mit den Kunden entwickelt werden können. Seine Softwarepakete für die Hafenautomatisierung hat Demag Cranes zunächst über die Softwareentwicklungsabteilung in Düsseldorf verkauft. Zum 1. April 2006 ist eine Übertragung des gesamten Softwarevertriebs auf die Demag Cranes-Tochtergesellschaft TBA B.V. erfolgt. Bei dieser war bereits zuvor der Vertrieb von Simulationssoftware angesiedelt.

Kunden

Während sich der Kundenbestand im Geschäftsbereich Hafentechnologie hauptsächlich aus Häfen, Terminalbetreibern, staatlichen Hafenbehörden und den weltweit führenden Schifffahrtsgesellschaften zusammensetzt, richten sich die Produkte und Dienstleistungen aus den Geschäftsbereichen Industriekrane und Services an eine Vielzahl von Industrien.

Geschäftsbereich Industriekrane.

Demag Cranes verfügt im Geschäftsbereich Industriekrane über einen hoch diversifizierten Kundenbestand sowohl im Hinblick auf die abgedeckten Industriezweige als auch im Hinblick auf die Anzahl der Kunden. Auf keinen Einzelkunden entfielen im Geschäftsjahr 2004/2005 mehr als

2,6% des Gesamtumsatzes des Geschäftsbereichs Industriekrane. Die Standardkrane und Hebezeuge sowie der Kranbaukasten von Demag Cranes können in nahezu sämtlichen Industriezweigen eingesetzt werden. Die Prozesskrane werden jeweils nach individuellen Anforderungen für spezielle Industriezweige gefertigt, etwa für den Flugzeugbau, die Papierindustrie, die Stahlerzeugung und den Stahlhandel, die Abfallbeseitigung und das Recycling sowie für das Handling von Schüttgut.

Insgesamt entfielen auf die zehn wichtigsten Kunden im Geschäftsjahr 2004/2005 8,8% des Gesamtumsatzes. Die größte Kundengruppe stammt aus dem Maschinenbau (18% des Umsatzes im Geschäftsjahr 2004/2005), gefolgt von OEMs (Original Equipment Manufacturers), die in der Regel selbst Krane herstellen und unter eigenem Label verkaufen (16% des Umsatzes im Geschäftsjahr 2004/2005).

Geschäftsbereich Hafentechnologie.

Zu den wesentlichen Kundengruppen im Geschäftsbereich Hafentechnologie zählen neben staatlichen Hafenbehörden traditionell Hafen- und Terminalbetreiber, zu denen Demag Cranes enge Kundenbeziehungen unterhält. Desweiteren gewinnen die großen Schifffahrtsgesellschaften als potentielle Direktkunden aufgrund ihres derzeit zu beobachtenden verstärkten Engagements als Anteilseigner von Häfen und Terminals zunehmend an Bedeutung. Demag Cranes hat bereits frühzeitig direkte Beziehungen zu den Schifffahrtsgesellschaften aufgebaut.

Auf die zehn wichtigsten Kunden, abgesehen von verbundenen Unternehmen, entfielen im Geschäftsjahr 2004/2005 rund 39,3% des Gesamtumsatzes im Geschäftsbereich Hafentechnologie, wobei sich historisch die Gruppe der zehn wichtigsten Kunden von Jahr zu Jahr anders zusammensetzte. Bei einem Absatz von 76 Hafenmobilkranen im Geschäftsjahr 2004/2005 bestand keine Abhängigkeit von einzelnen Kunden oder einzelnen Regionen. Von den in den Jahren 2004 und 2005 im Bereich der Hafenbetreiber erfolgten Konsolidierungen, die insbesondere von der Gruppe der zehn größten Betreiber ausgingen, ist Demag Cranes bisher nicht wesentlich beeinträchtigt worden.

Im Jahr 2005 hat Demag Cranes im Geschäftsbereich Hafentechnologie für zwei langfristige Projekte ein Rahmenabkommen über die Lieferung von vollautomatischen Stapelkranen und einen Vertrag über die zeitlich gestreckte Lieferung von 96 vollautomatischen Containertransportfahrzeugen abgeschlossen, der allerdings von dem Vertragspartner jederzeit ganz oder teilweise gegen Entschädigung für bereits erbrachte Leistungen gekündigt werden kann. Die Projekte betreffen zum einen den „Antwerp Gateway" in Belgien, für den bereits eine Vorserienbestellung für Stapelkrane eingegangen ist, und das Euromax Terminal in Rotterdam (Niederlande) für vollautomatische Containertransportfahrzeuge. Die beiden Verträge sind für Demag Cranes von erheblicher strategischer Bedeutung und stellen einen wichtigen Schritt auf dem Weg zum Anbieter integrierter Systemlösungen an internationale Großkunden dar. Die Gesellschaft erwartet, dass sie als Referenzprojekte für weitere potentielle Kunden dienen werden.

Geschäftsbereich Services.

Demag Cranes bietet im Geschäftsbereich Services Dienstleistungen für die Produkte aus dem Geschäftsbereich Industriekrane und für Drittprodukte an. Adressaten der Serviceleistungen sind überwiegend Endkunden. Lediglich der Verkauf von Ersatzteilen erfolgt auch an Händler, Kranbau-Partner sowie andere Kranhersteller und Serviceanbieter. Abhängigkeiten von einzelnen Kunden bestehen in diesem Geschäftsbereich nicht.

Lieferanten

Demag Cranes arbeitet in den Geschäftsbereichen Industriekrane und Services mit rund 1.200, im Geschäftsbereich Hafentechnologie mit rund 1.000 Zulieferern zusammen. Die Beschaffungsstrategie von Demag Cranes zielt zum einen auf die Beschaffung einer steigenden Zahl von Materialien nach dem Just-in-Time-Prinzip. Zum anderen setzt Demag Cranes bei der Produktion zunehmend auf Standardisierung beruhende Herstellungskonzepte ein, wodurch der Konzern von modularen Einkaufsstrategien profitieren kann.

Die Produkte von Demag Cranes bestehen bereits heute zu einem hohen Anteil aus hinzugekauften Bauteilen und Baugruppen. Für die Zukunft hat die Gesellschaft bei bestimmten Produkten, wie z.B. den Hafenmobilkranen, den vollautomatischen Stapelkranen und den diesel-

elektrisch angetriebenen vollautomatischen Containertransportfahrzeugen, weiteres nicht unerhebliches Outsourcing-Potential ausgemacht, das verstärkt genutzt werden soll. In den Geschäftsbereichen Industriekrane und Services unterscheidet Demag Cranes bei den Lieferanten zwischen Outsourcing-Partnern und Dauerlieferanten. Die Outsourcing-Partner sind stärker in den Produktionsablauf integriert. Die Verträge mit den Outsourcing-Partnern laufen in der Regel zwischen drei und fünf Jahren. Demgegenüber laufen die Verträge mit Dauerlieferanten nicht länger als ein Jahr. Vier der fünf wichtigsten Lieferanten von Demag Cranes in den Geschäftsbereichen Industriekrane und Services sind Outsourcing-Partner. Auf die fünf wichtigsten Lieferanten entfielen im Geschäftsjahr 2004/2005 lediglich rund 10% des gesamten Einkaufsvolumens der Geschäftsbereiche Industriekrane und Services. Bei den zugelieferten Bauteilen entfielen im Geschäftsjahr 2004/2005 auf die fünf wichtigsten Teilegruppen ca. 37% des gesamten Einkaufsvolumens der Geschäftsbereiche Industriekrane und Services. Bei den zugelieferten Baugruppen bestehen die größten Gruppen aus montagefertigen Einbauteilen (rund 9%), wie z.B. Drehteile oder Kugellager, Ausstattungskomponenten (rund 9%), wie z.B. Magnete und Greifer, und aus elektronischen Bauteilen (rund 8%).

Im Geschäftsbereich Hafentechnologie entfallen ca. 80-90% des Einkaufsvolumens auf rund 150 Zulieferer. Bei den zugelieferten Komponenten bestehen die größten Gruppen aus Maschinenbauteilen (rund 35%), Stahl (rund 14%) und aus elektronischen oder elektrischen Bauteilen (rund 12%). Auch im Geschäftsbereich Hafentechnologie hat Demag Cranes zur Optimierung der Beschaffung mit der Umsetzung eines umfangreichen Outsourcing-Konzepts begonnen. Der Fokus lag in einem ersten Schritt auf der Sicherstellung der Qualität auf Seiten der Zulieferer und dem Abschluss von Logistikvereinbarungen für Outsourcing-Aktivitäten. Derzeit führt Demag Cranes das Outsourcing kompletter Komponenten ein. Alle neuen Produkte werden so entworfen, dass die Produktion eines Großteils der Komponenten ausgelagert werden kann („design-to-outsource"). Nach diesem Prinzip wurden bereits die vollautomatischen Stapelkrane, die Hafenmobilkrangeneration 5 und die diesel-elektrisch angetriebenen vollautomatischen Containertransportfahrzeuge entwickelt.

In allen Geschäftsbereichen ist Demag Cranes bei der Ausgestaltung seiner Lieferantenbeziehungen bestrebt, die Effekte eines weltweiten Preisanstiegs bei Stahl und Kunststoffen sowie bei den Transportkosten weitgehend zu minimieren. Der Stahlbedarf wird im Geschäftsbereich Hafentechnologie zumeist über kurz- und mittelfristige Festpreisverträge mit Stahlanbietern oder -händlern gedeckt, wobei Demag Cranes üblicherweise keine Mengengarantien gibt. Durch den verstärkten Bezug komplettierter Baugruppen wird der Effekt unmittelbarer Rohmaterial-Preissteigerungen abgemildert. In den Geschäftsbereichen Industriekrane und Services kann Demag Cranes Preissteigerungen bei Rohstoffen teilweise an die Kunden weitergeben, da Materialteuerungszuschläge den Preissteigerungen, insbesondere bei Stahl, laufend angepasst werden. Die von Demag Cranes produzierten Standardkrane haben in der Regel eine Lieferzeit von ca. 20-30 Tagen, so dass die Risiken infolge von Preissteigerungen zwischen Bestellung und Auslieferung begrenzt sind.

Im Zuge der 2003 begonnenen Restrukturierung hat Demag Cranes die Zahl der Lieferanten in den Geschäftsbereichen Industriekrane und Services von etwa 2.600 auf rund 1.200 verringert. Daneben hat Demag Cranes durch eine verbesserte Auswahl und Überwachung seiner Lieferanten das Risiko eines Ausfalls reduziert und auf diese Weise den Bedarf an Lagerkapazitäten für Rohstoffe und das erforderliche Betriebskapital verringert. Für die neuen Werke an kostengünstigen Produktionsstandorten bedient sich Demag Cranes örtlicher Lieferanten, ohne dabei von seinen strengen Qualitätsanforderungen abzurücken. So beschäftigt Demag Cranes Qualitätsmanager, die Zulieferer und Kranpartner weltweit überprüfen, um die Beachtung der Qualitätsstandards von Demag Cranes sicherzustellen.

Grundbesitz und Betriebsstätten

Die nachfolgende Tabelle gibt einen Überblick über den wichtigsten Grundbesitz der Demag Cranes:

Standort	Größe[(1)]	Miete/Eigentum	Nutzung
Wetter-Volmarstein, Deutschland	45.631 m^2	Eigentum (Verkauf geplant)	Verwaltung (Konzernzentrale)
Wetter, Deutschland	107.243 m^2	Eigentum	Produktion und Verwaltung

Standort	Größe[(1)]	Miete/Eigentum	Nutzung
Düsseldorf, Deutschland	162.130 m² (davon 4.653 m² Miteigentum)	Eigentum	Produktion und Verwaltung
Stutzhaus-Crawinkel (Luisenthal), Deutschland	38.722 m²	Eigentum	Produktion und Verwaltung
Uslar, Deutschland	76.690 m²	Eigentum	Produktion und Verwaltung
Rheinberg, Deutschland	12.603 m²	Miete	Werkstatt und Verwaltung
Antwerpen, Belgien	1.140 m² (Gebäude) 1.520 m² (befestigtes Gelände)	Miete	Produktion, Lager und Verwaltung
Delft, Niederlande	450 m² (Büroraum)	Miete	Verwaltung TBA B.V., Software-Entwicklung
Slany, Tschechische Republik	60.356 m²	Eigentum	Produktion und Verwaltung
Salzburg, Österreich	14.587 m²	Eigentum (Verkauf geplant)	Werkstatt, Lager und Verwaltung
Dietlikon, Schweiz	8.140 m²	Eigentum	Werkstatt, Lager und Verwaltung
Banbury, Großbritannien	27.710 m²	Miete	Produktion und Verwaltung
Châlons-en-Champagne, Frankreich	50.016 m²	Eigentum (Verkauf geplant)	Werkstatt, Lager und Verwaltung
Madrid, Spanien	16.693 m²	Miete	Produktion und Verwaltung
Mailand, Italien	24.891 m²	Miete	Produktion und Verwaltung
Brivio, Italien	1.190 m²	Miete	Werkstatt, Lager und Verwaltung
Daverio, Italien	8.000 m²	Miete	Produktion und Verwaltung
Pune, Indien	2.530 m²	Miete	Produktion und Verwaltung
Shanghai, China	45.000 m²	Miete	Produktion und Verwaltung
Malov, Dänemark	3.647 m²	Miete	Werkstatt, Lager und Verwaltung
Smithfield, Australien	24.800 m²	Eigentum	Produktion und Verwaltung
Scoresby, Australien	2.975 m²	Eigentum	Produktion und Verwaltung
São Paulo, Brasilien	77.650 m²	Eigentum	Produktion und Verwaltung
Klipfontein, Südafrika	68.623 m²	Eigentum (Verkauf geplant)	Produktion und Verwaltung
Solon, Ohio, USA	60.247 m²	Eigentum	Produktion und Verwaltung
San Bernardino, Kalifornien, USA	4.568 m²	Miete	Produktion
Houston, Texas, USA	11.324 m²	Eigentum	Produktion und Verwaltung
Monroe, Ohio, USA	1.329 m²	Miete	Werkstatt und Lager
Columbus, Ohio, USA	1.626 m²	Miete	Werkstatt und Lager

Grundbesitz und Betriebsstätten der MHE-Demag (S) Pte. Ltd. (50%-Beteiligung von Demag Cranes)

Singapur, Singapur	11.510 m² (Grundstück) 9.034 m² (Gebäude)	Land gemietet, Gebäude im Eigentum	Werkstatt, Lager und Verwaltung
Klongluang Pathumthani, Thailand	4.254 m²	Eigentum	Produktion, Verwaltung
Shah Alam, Malaysia	10.851 m²	Eigentum	Produktion, Verwaltung
Simpang Renggam, Malaysia	16.190 m² (Grundstück) 4.747 m² (Gebäude)	Land gemietet, Gebäude im Eigentum	Produktion
Surabaya, Indonesien	10.270 m²	Eigentum	Produktion, Verwaltung
Cilandak Jarkata, Indonesien	1.178 m² (Gebäude)	Miete	Verwaltung, Werkstatt
Metro Manila, Phillippinen	8.325 m² (Grundstück) 1.850 m² (Gebäude)	Miete	Produktion, Verwaltung

Standort	Größe(1)	Miete/Eigentum	Nutzung
Bingh Duong, Vietnam	2.200 m² (Grundstück) 1.000 m² (Gebäude)	Miete	Produktion, Verwaltung

(1) Bei Grundstücken, die im Eigentum stehen, ist die gesamte Grundstücksfläche angegeben; bei gemieteten Flächen bzw. Gebäuden ist die gemietete Fläche angegeben.

Darüber hinaus befinden sich an verschiedenen Standorten im In- und Ausland Büros von Regionalvertretungen, Servicewerkstätten und Lager, die von eher untergeordneter Bedeutung sind und daher nicht in der vorstehenden Tabelle aufgeführt sind. Ferner ist der Konzern Eigentümer von Grundstücken in Deutschland, Dänemark und Thailand, die gegenwärtig nicht betrieblich genutzt werden und teilweise zum Verkauf stehen.

Umwelt

Der Erwerb, die Produktion und der Vertrieb der von Demag Cranes hergestellten Produkte erfordert die Nutzung, die Lagerung, den Transport und die Beseitigung von Materialien und Substanzen, die teilweise als umweltgefährdend einzustufen sind. Auf Demag Cranes sind umfangreiche, sich beständig entwickelnde und immer strenger werdende gemeinschaftsweite, nationale und lokale Bestimmungen zum Umweltschutz anwendbar, die unter anderem folgende Sachverhalte betreffen:

- Luftverunreinigungen;
- Einleitung von Abwasser in über- und unterirdische Gewässer;
- sonstige Emissionen in die Umwelt;
- Erzeugung, Handhabung, Lagerung, Transport, Behandlung und Beseitigung von Abfällen;
- Einhaltung von Sicherheitsvorschriften am Arbeitsplatz (siehe auch „—*Regulatorische Vorschriften*").

Demag Cranes unterliegt unter anderem Umweltschutzvorschriften, nach denen es möglich ist, dass der gegenwärtige oder frühere Eigentümer oder der Betreiber für die Kosten der Beseitigung von gefährlichen Stoffen in der Umwelt unabhängig davon haftbar gemacht wird, ob der Eigentümer oder Betreiber davon wusste, dass eine solche Verunreinigung bestand, und unabhängig davon, ob er diese verursacht hat. Es ist nach diesen Vorschriften auch unerheblich, ob die Vorgehensweise, die zu einer solchen Kontaminierung geführt hat, zum Zeitpunkt der Durchführung legal war oder nicht. Vor allem die (heute teilweise nicht mehr genutzten) Produktionsstandorte von Demag Cranes in Düsseldorf und Wetter haben eine lange, bis 1906 bzw. 1819 zurückreichende Geschichte industrieller Nutzung. So wurden im Bereich des mittlerweile verkauften Werks I am Standort Wetter Boden- und Grundwasserkontaminationen mit polyzyklischen aromatischen Kohlenwasserstoffen festgestellt, deren Ausmaß derzeit in Abstimmung mit dem zuständigen Umweltamt näher eingegrenzt werden soll. Die Gesellschaft geht davon aus, dass die für dieses Risiko gebildete Rückstellung in Höhe von EUR 2,0 Mio. zum 31. März 2006 ausreichend ist. Im Übrigen ist der Fall der für den entsprechenden Zeitraum gültigen Umwelthaftpflichtversicherung gemeldet worden. Ob und inwieweit durch die Versicherung Deckung gewährt wird, ist noch nicht geklärt. Es ist möglich, dass Demag Cranes auch für andere Grundwasser- und Bodenverunreinigungen aus der Vergangenheit verantwortlich gemacht wird und die Sanierungsaufwendungen hierfür zu tragen hat. Dies gilt auch für frühere, unterdessen von Demag Cranes veräußerte Grundstücke. Obwohl die Haftung gegenüber dem Käufer überwiegend ausgeschlossen oder beschränkt werden konnte, kann mit Blick auf Behörden und sonstige Dritte nicht ausgeschlossen werden, dass Demag Cranes aufgrund früheren Eigentums oder früherer Nutzung für in der Zukunft bekannt werdende Umweltbelastungen verantwortlich gemacht wird. Mit Ausnahme des Standortes Wetter und der laufenden Sanierungsmaßnahmen am Standort Düsseldorf sind Demag Cranes derzeit keine erheblichen Umweltbelastungen auf den weltweiten Produktionsstandorten bekannt.

Die zukünftigen Kosten für den Umweltschutz und die Beseitigung von Umweltschäden sind aufgrund zahlreicher Unsicherheiten, insbesondere auch hinsichtlich der zukünftigen Gesetzeslage, schwer abzuschätzen. Vor diesem Hintergrund und unter Berücksichtigung der von Demag Cranes bisher gemachten Erfahrungen sowie auf der Grundlage der gegenwärtig bekannten Tatsachen über die Umweltsituation der Produktionsstandorte ist Demag Cranes der Ansicht, dass die

Kapitalaufwendungen und Abhilfemaßnahmen zur Erfüllung der gesetzlichen Umweltschutzanforderungen keine erheblichen negativen Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von Demag Cranes haben werden.

Demag Cranes ist im Übrigen der Überzeugung, dass die Gesellschaft im Wesentlichen alle Umweltschutz-, Gesundheits- und Sicherheitsvorschriften einhält.

Forschung und Entwicklung, Patente, Lizenzen und Marken

Forschung und Entwicklung

Demag Cranes sieht sich als Technologie- und Innovationsführer. Die Forschung und Entwicklung im Konzern ist ausgerichtet sowohl auf eine Verbesserung von Qualität und Leistung der Produkte als auch auf eine Senkung der Herstellungskosten. Dabei beschränkt sich Demag Cranes nicht auf die Entwicklung neuer Produkte und die fortgesetzte Verbesserung existierender Lösungen. Ziel ist vielmehr auch eine Verringerung der Komplexität und der Zahl der benötigten Einzelteile sowie die Entwicklung neuer Produkte vor dem Hintergrund der anfallenden Herstellungskosten. Demag Cranes betreibt eine kostenbewusste („design-to-cost"), prozessoptimierte („design-to-process") und zunehmend auf Outsourcing („design-to-outsource") ausgerichtete Produktentwicklung. Insbesondere geht Demag Cranes zunehmend zu modularen Produktkonzepten über, wie sie etwa bereits bei den neuen Seil- und Kettenzuggenerationen DR/DC oder den neuen Hafenmobilkranen der Generation 5 zur Anwendung kommen. Auch in der Vergangenheit entsprach es der Politik von Demag Cranes, die Innovationskraft des Konzerns durch umfangreiche Aufwendungen für Forschung und Entwicklung zu stärken. Die Forschungs- und Entwicklungskosten inklusive aktivierter Entwicklungskosten von Demag Cranes betrugen auf konsolidierter Basis EUR 35,7 Mio. im Geschäftsjahr 2002/2003, EUR 21,2 Mio. im Geschäftsjahr 2003/2004 und EUR 21,7 Mio. im Geschäftsjahr 2004/2005. In den Geschäftsjahren 2002/2003 und 2003/2004 sind die Entwicklungskosten im Geschäftsbereich Hafentechnologie vor allem für die Serienentwicklung der Hafenmobilkrane HMK, die Neu- und Weiterentwicklung von Produkten (Fachwerkportalkrane und vollautomatische Stapelkrane) sowie Software und im Geschäftsbereich Industriekrane für die neue DR-Seilzug-Produktfamilie und die neue DC-Kettenzug-Produktfamilie angefallen.

Zu den wichtigsten Forschungs- und Entwicklungsaktivitäten der letzten drei Geschäftsjahre sowie des laufenden Geschäftsjahres zählen die folgenden Projekte:

Geschäftsbereich Industriekrane.

Um optimale Ergebnisse bei der Forschung und Entwicklung zu erzielen, ist Demag Cranes im Geschäftsbereich Industriekrane eine Reihe von strategischen Kooperationen eingegangen, etwa bei elektronischen Steuerungen, Funksteuerungen und Frequenzumrichtern.

Zur Entwicklung der neuen Seil- und Kettenzuggeneration DR/DC hat Demag Cranes in den letzten Jahren einen signifikanten Anteil seines Umsatzes für Forschung und Entwicklung ausgegeben. Demag Cranes konzentriert sich im Geschäftsbereich Industriekrane nunmehr auf die erfolgreiche Markteinführung der neu entwickelten Produkte und plant dementsprechend für das Geschäftsjahr 2005/2006 eine leichte Senkung der Forschungs- und Entwicklungsausgaben. Die Forschung und Entwicklung für den Geschäftsbereich Industriekrane, die zugleich auch für den Geschäftsbereich Services zuständig ist, wird von 91 Beschäftigten am Standort Wetter, Deutschland, geleistet. Hinzu kommen vier weitere Beschäftigte bei einer Auslandstochter, die der Grundlagenentwicklung (Produktneuentwicklung) zuzuordnen sind.

Im Geschäftsjahr 2004/2005 hat Demag Cranes seine Forschungs- und Entwicklungsanstrengungen auf die Entwicklung neuer hoch leistungsfähiger Produkte konzentriert. Hierzu zählt die neue Seilzuggeneration DR mit Tragfähigkeiten von mehr als 10 t, deren Markteinführung derzeit erfolgt. Ferner stand im Geschäftsjahr 2004/2005 die Erweiterung der neuen Kettenzuggeneration DC im Mittelpunkt. Auch dieses Produkt wurde bereits erfolgreich im Markt eingeführt.

Geschäftsbereich Hafentechnologie.

Im Geschäftsbereich Hafentechnologie entwickelt Demag Cranes neue Produkte zumeist in enger Kooperation mit den Kunden. Das Unternehmen plant auch in Zukunft, die bisherige erfolgreiche Vorgehensweise, Neuentwicklungen von zukünftigen Produkten oder Modellen zunächst als Prototypen an wichtige Premium-Kunden zu verkaufen, fortzusetzen. Hierbei wird wie bisher großer Wert auf eine exakte Absprache des gewünschten Leistungsumfangs und des erforderlichen Testumfangs im realen Betrieb beim Kunden gelegt werden.

Demag Cranes hat im Geschäftsbereich Hafentechnologie separate Abteilungen für Forschung und Entwicklung und für Konstruktion eingerichtet. Während die Forschungs- und Entwicklungsabteilung mit 30 Beschäftigten für die strategische Entwicklung neuer Produkte und Anwendungen zuständig ist, befasst sich die Konstruktionsabteilung mit 75 Beschäftigten mit der Überführung von Prototypen in eine Serie, der fortlaufenden Produktoptimierung und der Lösung von alltäglichen technischen Problemen sowie erforderlichen Kundenanpassungen.

Die Aufgaben der Forschungs- und Entwicklungsabteilung umfassen Forschungsaktivitäten, Designstudien, Konzeptentwicklung, konzeptionelle Entwicklung neuer Ausrüstung (inkl. Simulationen und Kostenkalkulationen) sowie die Entwicklung neuer Produktgenerationen. Innerhalb der Forschungs- und Entwicklungsabteilung besteht eine eigene Systementwicklungsgruppe, welche die Kunden bei der Entwicklung von Terminals unterstützt. Die Systementwicklungsgruppe entwirft Systemlösungen und -konzepte für neue Terminals oder im Rahmen der Neuentwicklung oder Modernisierung bestehender Terminals. Schwerpunkt bei derartigen Projekten kann unter anderem die Erhöhung der Produktivität von Krananlagen an Anlegern und Liegeplätzen sein, um den Umschlag einer steigenden Containerzahl abzuwickeln oder die Containerstapeldichte zu erhöhen, ohne die Terminalanlage zu erweitern. Derzeit bearbeitet die Systementwicklung des Geschäftsbereichs Hafentechnologie unter anderem drei mittelfristig realisierbare Projekte für sogenannte Hubterminals bei denen vollautomatische Containertransportfahrzeuge, vollautomatische Stapelkrane und Software verkauft werden könnten.

Patente, Lizenzen und Marken

Demag Cranes besitzt eine Vielzahl von Schutzrechten, die für das Geschäft von hoher Bedeutung sind. Der Bestand der Schutzrechte wird daher fortlaufend und umfassend mit Hilfe von Informationsdiensten sowie durch Patentanwälte überwacht.

Aufgrund ihres Wertes und ihrer Außenwirkung ist für Demag Cranes die Marke „Demag" von zentraler Bedeutung. Sie ist als wichtigstes Kennzeichenrecht in 78 Ländern angemeldet, weitere Länder befinden sich in Planung. Inhaberin der Rechte an der Marke „Demag" ist die Mannesmann Demag Krauss-Maffei GmbH („MDKM"). Sie hat Demag Cranes eine zeitlich und sachlich unbeschränkte, weltweite und ausschließliche Lizenz in den Geschäftsbereichen Industriekrane und Services für die Teilbereiche Antriebstechnik, Hebezeuge, Krane sowie zukünftige artverwandte Produkte, es sei denn, letztere betreffen das Geschäftsgebiet der weiteren Lizenznehmer an der Bezeichnung „Demag", und hierauf bezogene Dienstleistungen und in dem Geschäftsbereich Hafentechnologie für die Teilbereiche Hafenkrane, Eisenbahnkrane, fahrerlose Containertransportsysteme und hierauf bezogene Dienstleistungen eingeräumt. Die Lizenz ist gegen eine Einmalzahlung von EUR 250.000 erteilt worden und schließt das Recht zur Unterlizenzierung an eigene Geschäftsbereiche oder Tochterunternehmen ein. Demag Cranes ist auch berechtigt, Neuanmeldungen der Marke „Demag" vorzunehmen. Demag Cranes ist jedoch nach dem Lizenzvertrag verpflichtet, MDKM von allen Ansprüchen Dritter freizustellen, die aus der Verwendung der „Demag" – Marken durch Demag Cranes hergeleitet werden. Dies gilt insbesondere für mögliche Ansprüche anderer ehemaliger Unternehmen des Mannesmann-Konzerns, mit denen MDKM über die Bezeichnung „Demag" ebenfalls Lizenzverträge geschlossen hat.

Derzeit betreibt Demag Cranes ein Widerspruchsverfahren in der Schweiz gegen die Eintragung der Marke „DemagX" für Produkte der Magnetisierung und Entmagnetisierung. Demag Cranes sieht den Ausgang des Verfahrens optimistisch. Gleiches gilt für aktive Widersprüche gegen die chinesische Marke „Demag Demeigao", die ungarische Marke „Demasz" und die indonesische Marke „Demak". Markenrechtliche Streitigkeiten gegen Demag Cranes bestehen derzeit nicht.

Im Geschäftsbereich Hafentechnologie verfügt Demag Cranes über die registrierten Marken „Gottwald port technology (mit Welle und G)", „port technology (mit Welle)", „Visumatic" und

„Navimatic" (letztere nur in Deutschland). Außerdem sind die Marken „G (mit Wellenteil)", „Gottwald" und „You name it, we crane it" angemeldet. Sämtliche Markenregistrierungen/ -anmeldungen (außer Navimatic) erstrecken sich auf die wesentlichen Industrieländer sowie zum Teil auch Lateinamerika und den Fernen Osten.

Demag Cranes verfügt in den Geschäftsbereichen Industriekrane und Services (Stand: 30. September 2005) neben den eingetragenen Marken über insgesamt 588 sonstige Schutzrechte (Patente, Geschmacks- und Gebrauchsmuster), wovon 296 auf die Handling Technology, 174 auf die Antriebstechnik, 78 auf Seilzüge und 40 auf Krane entfallen. Der Schwerpunkt liegt im Bereich der Patente/ -anmeldungen (insgesamt 544, davon bisher 381 eingetragen), bestehend aus 87 Patentfamilien und 49 nationalen Einzelpatenten/-anmeldungen. Bestimmte Merkmale der Kernprodukte sind durch Patente abgesichert. Zum 30. September 2005 betrug die durchschnittliche Restlaufzeit der Schutzrechte für Krane 14,5 Jahre, für Handling Technology 14,6 Jahre, für Antriebstechnik 11,8 Jahre und im Bereich Services 14,2 Jahre.

Im Geschäftsbereich Hafentechnologie verfügt Demag Cranes über 551 Patente/-anmeldungen in 46 Patentfamilien; 479 hiervon sind eingetragen. 13 der 46 Patentfamilien sind aktuell in Gebrauch.

Demag Cranes hat im Geschäftsbereich Hafentechnologie im üblichen Rahmen an die Erwerber ihrer Anlagen und Produkte die zur Nutzung erforderlichen Lizenzen vergeben. Ferner bestehen wechselseitige Lizenzbeziehungen mit Kooperationsunternehmen, mit denen Demag Cranes insbesondere in der Weiterentwicklung der softwaregestützten Automatisierungssysteme zusammenarbeitet.

Rechtsstreitigkeiten/Verfahren vor Verwaltungsbehörden

Der Gesellschaft sind keine anderen als die nachfolgend beschriebenen anhängigen oder drohenden Rechtsstreitigkeiten bzw. Verfahren bekannt, die wesentliche nachteilige Auswirkungen auf die Geschäftstätigkeit der Gesellschaft haben könnten oder in den letzten zwölf Monaten gehabt haben. Die Gesellschaften des Demag Cranes-Konzerns sind an einer Reihe von Gerichts-, Schieds-, und Verwaltungsverfahren im In- und Ausland beteiligt. Auch wenn der Ausgang dieser Verfahren naturgemäß ungewiss ist, rechnet die Gesellschaft nicht damit, dass ein für die Gesellschaft ungünstiger Ausgang eines solchen Verfahrens ihre Geschäftstätigkeit erheblich beeinträchtigen würde.

Sammelverfahren im Zusammenhang mit Asbestschädigungen

Wegen Schädigungen aufgrund behaupteter Asbesteinwirkungen auf Personen ist die Demag Cranes & Components Corp., Cleveland, USA, in Louisiana und Texas in den USA Beklagte in zwei Sammelklageverfahren mit 88 bzw. 112 Klägern und jeweils mehr als 100 Beklagten. Die Kläger in beiden Verfahren sind Angestellte des gleichen Arbeitgebers. Beide Verfahren befinden sich noch im Frühstadium und bisher ist weder ein Schadensersatzanspruch beziffert worden, noch haben die Kläger konkretisiert, welches Produkt der Demag Cranes & Components Corp. die Asbestschädigungen hervorgerufen haben soll. Demag Cranes ist lediglich eine asbesthaltige Produktkomponente von Demag Cranes-Produkten bekannt, die von einem Zulieferer bezogen wurde und bis Mitte der achtziger Jahre von einer Rechtsvorgängerin der Demag Cranes & Components GmbH in Demag Cranes-Produkte eingebaut wurde. Demag Cranes & Components Corp. hält die gegen sie geltend gemachten Ansprüche für unbegründet. Mangels Spezifizierung des Zeitpunkts der behaupteten Schädigungen kann der genaue Umfang des Versicherungsschutzes derzeit nicht bestimmt werden. Für die geltend gemachten Ansprüche bestand jedoch Versicherungsschutz im Rahmen der zum Zeitpunkt der Schädigung jeweils geltenden Unternehmens- bzw. Konzernversicherungen mit einer Maximaldeckung von zunächst etwa DM 20 Mio. (entspricht etwa EUR 10,2 Mio.) Anfang der siebziger Jahre, die bis Ende der neunziger Jahre sukzessive auf mehr als DM 300 Mio. (entspricht etwa EUR 153,4 Mio.) angehoben wurde. Für Asbestschäden, die nach dem 1. Januar 1998 verursacht wurden, gilt eine Beschränkung des Versicherungsschutzes auf DM 5 Mio. (entspricht etwa EUR 2,6 Mio.) Der Versicherungsschutz für nach dem 1. Januar 2000 verursachte Asbestschäden ist ausgeschlossen.

Im Jahr 2005 wurden zwei weitere Klageverfahren wegen angeblicher Asbestschädigungen abgeschlossen. Eine der Klagen wurde als unbegründet abgewiesen, in dem anderen Verfahren hat sich Demag Cranes & Components Corp. durch Zahlung eines Pauschalbetrags in Höhe von ca.

USD 50.000 (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 41.000) mit der Klägerin verglichen. Die Vergleichssumme wurde durch die Versicherung der Demag Cranes & Components Corp. abzüglich des Selbstbehalts in Höhe von USD 5.000 (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 4.100) übernommen. Es kann nicht ausgeschlossen werden, dass zukünftig weitere Ansprüche gegen Demag Cranes wegen Schädigungen aufgrund behaupteter Asbesteinwirkungen auf Personen geltend gemacht werden.

Schadensersatzklage vor dem Handelsgericht Wien

Ein österreichischer Kunde hat am 29. September 2005 im Zusammenhang mit der Lieferung eines Langgutlagers vor dem Handelsgericht Wien gegen die Demag Cranes & Components AG, Dietlikon (Schweiz) Klage auf Zahlung von Schadensersatz und Feststellung der Haftung für weitere Schäden erhoben. Der Gesamtstreitwert liegt bei rund EUR 2,1 Mio. Die Demag Cranes & Components AG hat den Geschäftsbereich „Langgutlagertechnik" mit allen Aktiva und Passiva einschließlich der Risiken aus Gewährleistungsverpflichtungen gegenüber Kunden im Oktober 2003 veräußert. Die Demag Cranes & Components AG geht daher davon aus, dass sie einen Freistellungsanspruch gegen die Erwerberin des Geschäftsbereichs „Langgutlagertechnik" hat. Zudem hält die Demag Cranes & Components AG den gegen sie erhobenen Anspruch für unbegründet.

Schadensersatzklage vor dem Kreisgericht Bogotá

Am 19. Juni 2002 ist gegen die Demag Cranes & Components Corp., Cleveland, USA, eine Klage auf Zahlung von Schadensersatz in Höhe von rund USD 7,4 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 6,1 Mio.) wegen eines Schadensfalls an einem hydraulischen Bagger im Jahr 1997 erhoben worden. Der betreffende Bagger war von der Mannesmann Demag AG hergestellt worden, die den Betrieb zur Produktion hydraulischer Bagger im Jahr 1997 einschließlich aller zugehörigen Verbindlichkeiten veräußert hat. Der Erwerber des Baggergeschäfts hat mit Schreiben vom 22. September 2004 erklärt, dass er die Demag Cranes & Components Corp. von sämtlichen gegen diese in Zusammenhang mit dem Rechtsstreit geltend gemachten Ansprüchen freistellen wird.

Anhängige Rechtsstreitigkeiten im Zusammenhang mit Arbeitsunfällen bei dem Betrieb von Kranen

Ein Arbeitnehmer eines Kunden in den USA macht wegen eines Unfalls im Zusammenhang mit der Bedienung eines Krans vor dem Kreisgericht des Bezirks Franklin, Missouri, USA, Schadensersatzansprüche und Schmerzensgeld in Höhe von rund USD 5 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 4,1 Mio.) gegen die Demag Cranes & Components Corp., Cleveland, USA, geltend. Die Ursache des Unfalls ist zwischen den Parteien streitig. Die Demag Cranes & Components GmbH, die anfänglich ebenfalls verklagt war, ist gegen eine Zahlung von USD 75.000 (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 62.000) aus dem Verfahren ausgeschieden. Dieser Betrag wurde von der Versicherung der Demag Cranes & Components GmbH abzüglich des vereinbarten Selbstbehalts erstattet. Eine Verhandlung ist für August 2006 anberaumt. Die Demag Cranes & Components Corp. hält die gegen sie erhobenen Ansprüche für unbegründet. Für die erhobenen Ansprüche besteht Versicherungsschutz im Rahmen verschiedener Unternehmens- und Konzernversicherungen bis zu einer Maximaldeckung von USD 251 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 207,4 Mio.). Die Konzernversicherungen erfassen zum Zeitpunkt des Schadensereignisses mit der Demag Cranes & Components Corp. verbundene Unternehmen in den USA.

In einer am 23. November 2005 vor dem Gericht unterer Instanz des Cuyahoga Bezirks, Ohio, USA, erhobenen Klage macht der Kläger gegen die Crane America Services, Inc., Dayton, USA, Schadensersatz und Schmerzensgeld in bisher nicht abschließend beziffeter Höhe wegen Verletzungen geltend, die er im Zusammenhang mit dem Betrieb eines angeblich von der Crane America Services, Inc. gewarteten Krans erlitten hat. Die Crane America Services, Inc. hält die gegen sie erhobenen Ansprüche für unbegründet.

In einer am 7. März 2005 vor dem Bezirksgericht des Bezirks Jefferson, Kentucky, USA, erhobenen Klage macht eine Klägerin gegen die Demag Cranes & Components Corp. und andere

Beklagte bisher nicht bezifferte Schadensersatzansprüche wegen Verletzungen geltend, die sie im Zusammenhang mit dem Betrieb eines Demag Cranes-Krans erlitten hat. Die Demag Cranes & Components Corp. hält die gegen sie erhobenen Ansprüche für unbegründet.

Mit Klage vom 7. Oktober 2005 vor dem Kreisgericht der Stadt Roanoke, Virginia, USA, macht ein Arbeitnehmer eines Kunden in den USA im Zusammenhang mit einem Arbeitsunfall bei Betrieb eines Demag Cranes-Hebezeuges gegenüber seinem Arbeitgeber sowie der Demag Cranes & Components Corp. und der Crane America Services, Inc., Dayton, USA, Schadensersatz in Höhe von USD 1 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 0,8 Mio.) geltend. Die Demag Cranes & Components Corp. und die Crane America Services, Inc. halten die gegen sie erhobenen Ansprüche für unbegründet.

Für die mit den vorgenannten Klagen vom 23. November 2005, 7. März 2005 und 7. Oktober 2005 erhobenen Ansprüche besteht Versicherungsschutz im Rahmen verschiedener Unternehmens- und Konzernversicherungen bis zu einer Maximaldeckung in Höhe von insgesamt USD 175 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 144,6 Mio.) abzüglich eines Selbstbehalts von USD 500.000 (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 0,4 Mio.). Die Konzernversicherungen erfassen neben Gesellschaften des Demag Cranes-Konzerns weitere zum Zeitpunkt des Schadensereignisses mit der Demag Cranes & Components Corp. verbundene Unternehmen.

In einer am 4. April 2003 vor dem obersten Gericht des Staates New York im Bezirk Erie, USA, gegen unter anderem die Demag Cranes & Components Corp. erhobenen Klage macht eine Klägerin Schadensersatzansprüche in Höhe von ca. USD 20 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 16,5 Mio.) wegen Verletzungen im Zusammenhang mit dem Entgleisen eines Demag Cranes-Krans geltend. Die Unfallursache ist zwischen den Parteien streitig. Die Demag Cranes & Components Corp. hält die gegen sie erhobenen Ansprüche für unbegründet. Für die erhobenen Ansprüche besteht Versicherungsschutz im Rahmen verschiedener Unternehmens- und Konzernversicherungen bis zu einer Maximaldeckung von USD 251 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 207,4 Mio.). Die Konzernversicherungen erfassen zum Zeitpunkt des Schadensereignisses mit der Demag Cranes & Components Corp. verbundene Unternehmen in den USA.

Drohende Rechtsstreitigkeiten im Zusammenhang mit Arbeitsunfällen bei dem Betrieb von Kranen

Demag Cranes sind im Übrigen verschiedene Arbeitsunfälle im Zusammenhang mit dem Betrieb von Demag Cranes-Kranen oder Kranbauteilen bekannt. In den USA sind in den Jahren 2004 und 2005 insgesamt sieben Unfälle im Zusammenhang mit der Verwendung von Demag Cranes-Produkten bekannt geworden, bei denen Personen verletzt und in einem Fall getötet wurden. In Deutschland ereignete sich im Februar 2006 ein Unfall bei einem Kunden, bei dem ein Mitarbeiter des Kunden verletzt wurde. In der Schweiz kam es im Oktober 2003 zu einem Unfall im Zusammenhang mit dem Betrieb eines Demag Cranes-Krans, bei dem eine Person verletzt wurde. Im Juni 2005 kam bei einem Arbeitsunfall in Brasilien ein Arbeitnehmer der Demag Cranes & Components Ltda., Cotia, Brasilien ums Leben (siehe dazu auch „—*Untersuchungsverfahren im Zusammenhang mit Arbeitsunfällen*"). Im Hinblick auf diese Fälle sind bisher keine Klagen gegen Gesellschaften des Demag Cranes-Konzerns anhängig, eine spätere Klageerhebung kann jedoch nicht ausgeschlossen werden.

Untersuchungsverfahren im Zusammenhang mit Arbeitsunfällen

Am 20. Juni 2005 ist bei einem Arbeitsunfall während Wartungsarbeiten bei Kunden ein Arbeitnehmer der Demag Cranes & Components Ltda. in Brasilien zu Tode gekommen. Der abschließende Untersuchungsbericht der Polizei enthält keine Anhaltspunkte für ein Verschulden der Demag Cranes & Components Ltda. oder ihrer Mitarbeiter. Derzeit ist jedoch noch nicht endgültig entschieden, ob in dieser Sache ein Strafverfahren oder ein Verfahren wegen Verletzung arbeitsschutzrechtlicher Bestimmungen eingeleitet wird. Schadensersatzansprüche sind gegenüber der Demag Cranes & Components Ltda. bisher nicht erhoben worden.

Am 8. Oktober 2004 kam es bei der Donati Sollevamenti S.r.l., Daverio, Italien, zu einem Arbeitsunfall, bei dem ein Arbeitnehmer verletzt wurde. Die zuständige Gesundheitsbehörde verhängte in diesem Zusammenhang ein Bußgeld gegen den für die Arbeitssicherheit

verantwortlichen Geschäftsführer der Donati Sollevamenti S.r.l., das bezahlt wurde. Die Staatsanwaltschaft führt ferner im Zusammenhang mit dem Unfall derzeit ein Ermittlungsverfahren gegen die Geschäftsführer der Donati Sollevamenti S.r.l. wegen eines angeblichen Verstoßes gegen Sicherheitsbestimmungen durch. Die Gesellschaft hält die Vorwürfe für nicht gerechtfertigt.

Am 19. September 2002 ereignete sich im Werk Wetter der Demag Cranes & Components GmbH ein Arbeitsunfall, bei dem ein Mitarbeiter getötet wurde. Im Zusammenhang mit diesem Vorfall wurde gegen einen anderen Arbeitnehmer der Demag Cranes & Components GmbH Strafanklage wegen fahrlässiger Tötung erhoben. Das Strafverfahren wurde mit Beschluss des Amtsgerichts Hagen vom 21. Juli 2004 mangels öffentlichen Interesses an der Strafverfolgung gegen Auflagen eingestellt. Schadensersatzansprüche wegen des Unfalls gegen die Demag Cranes & Components GmbH sind bisher nicht geltend gemacht worden.

Am 28. August 1997 kam es bei einem Endkunden in Spanien zu einem Arbeitsunfall in Zusammenhang mit einem Demag Cranes-Kran, bei dem ein Arbeitnehmer des Endkunden verletzt wurde. In diesem Zusammenhang führt das Amtsgericht Nr. 2 in Villafranca del Penedés, Spanien, ein Ermittlungsverfahren gegen die Demag Cranes & Components S.A., Madrid, Spanien, durch. Eine in diesem Zusammenhang gegen die Demag Cranes & Components S.A. erhobene Klage vor dem Sozialgericht Nr. 4 Barcelona wurde mit Urteil vom 7. April 2006 erstinstanzlich abgewiesen. Die Gegenseite hat Rechtsmittel angekündigt.

Arbeits- und sozialrechtliche Streitigkeiten in den USA und Spanien

Ein ehemaliger Angestellter der Crane America Services, Inc. hat im Juli 2004 vor dem Kreisgericht des Bezirks Jefferson, Alabama, USA, eine Klage wegen Altersdiskriminierung und seelischen Verletzungen gegen die Crane America Services, Inc. erhoben und einen Schadensersatzanspruch bzw. Schmerzensgeld in Höhe von USD 5 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 4,1 Mio.) geltend gemacht. Der Anlass für die Klage war die Durchsetzung von Ansprüchen der Crane America Services, Inc. gegen den Kläger aufgrund eines vertraglichen Wettbewerbsverbots. Die Crane America Services, Inc. hält die gegen sie erhobenen Ansprüche für unbegründet.

Mit Klage vom 16. Januar 2006 vor dem Sozialgericht Madrid gegen die Demag Cranes & Components S.A., Madrid, Spanien, macht die zuständige Gewerkschaft geltend, die Verlegung des Betriebs der Demag Cranes & Components S.A. mit 170 Arbeitnehmern an einen 30 km entfernten Standort sei unter Verletzung tarifvertraglicher Bestimmungen erfolgt. Die Gewerkschaft begehrt die Nichtigerklärung der Maßnahme und hilfsweise eine finanzielle Kompensation für weitere Anfahrtswege zu der neuen Betriebsstätte. Die Klage wurde mit Urteil vom 17. April 2006 erstinstanzlich abgewiesen. Die Gegenseite hat Rechtsmittel angekündigt.

In Zusammenhang mit einem Unfall beim Betrieb eines Demag Cranes-Krans im Jahr 1997 wird die Demag Cranes & Components S.A., Madrid, Spanien von dem zuständigen Sozialversicherungsträger in Regress genommen. Die hiergegen gerichtete Klage der Demag Cranes & Components S.A. vom 23. Februar 2005 wurde von dem Sozialgericht Nr. 1 von León durch Urteil vom 1. September 2005 abgewiesen. Hiergegen hat die Demag Cranes & Components S.A. am 15. Februar 2006 Rechtsmittel eingelegt.

Rechtsstreit wegen Patentverletzung mit Kirow

Beim Landgericht Düsseldorf ist eine Klage der Gottwald Port Technology gegen die Kirow Leipzig KE Kranbau Eberswalde AG (Kirow) wegen Verletzung eines Patentes der Gottwald Port Technology GmbH anhängig. Dieses Verfahren ist im Oktober 2001 ausgesetzt worden, nachdem Kirow eine Nichtigkeitsklage gegen das Patent erhoben hat. In dem Nichtigkeitsklageverfahren hat das Bundespatentgericht entschieden, das Klagepatent geringfügig eingeschränkt aufrecht zu erhalten. Gegen diese Entscheidung hat Kirow am 27. Mai 2003 Berufung zum Bundesgerichtshof eingelegt. Das Berufungsverfahren ist noch nicht abgeschlossen. Der Streitwert des Patentverletzungsverfahrens und des Nichtigkeitsklageverfahrens beträgt jeweils EUR 1 Mio.

Geschäftsraumdurchsuchung durch die Staatsanwaltschaft Kaiserslautern

Im Zusammenhang mit einem Ermittlungsverfahren wegen des Verdachts der Bestechlichkeit gegen den Geschäftsführer eines Kunden der Gottwald Port Technology GmbH ist im Januar 2006

eine Durchsuchung der Geschäftsräume der Gottwald Port Technology GmbH in Düsseldorf durchgeführt worden. Die Durchsuchung beruhte auf im Zuge des vorgenannten Ermittlungsverfahrens zutage getretenen Verdachtsmomenten, dass ein inzwischen verstorbener Mitarbeiter der Gottwald Port Technology GmbH eine unzulässige Zahlung an den beschuldigten Geschäftsführer des Kunden geleistet haben könnte. Die Ermittlungen richten sich derzeit, soweit bekannt, nicht gegen Mitarbeiter von Gottwald Port Technology GmbH oder andere Mitarbeiter von Demag Cranes.

Regulatorische Vorschriften

Demag Cranes unterliegt in jedem Land, in dem das Unternehmen tätig ist, den dort anwendbaren Gesetzen und Vorschriften. Hierzu gehören insbesondere Vorschriften über Betriebsgenehmigungen, die technische Sicherheit und den Schutz der Umwelt, Bauvorschriften, arbeitsrechtliche Vorschriften, Vorschriften zum Arbeitsschutz und zur Arbeitssicherheit. So sind etwa in Deutschland die berufsgenossenschaftlichen Unfallverhütungsvorschriften für Krane (BGV D 6-Krane) und für Winden, Hub- und Zuggeräte (BGV D8) bereits beim Bau von Krananlagen bzw. Hub- und Zuggeräten zu berücksichtigen.

Demag Cranes verfügt an allen Betriebsstätten über die notwendigen Betriebsgenehmigungen. Für die Donati Sollevamenti S.r.l. hat sich herausgestellt, dass die 1990 beantragte Betriebsgenehmigung der Gemeinde Daverio (Varese) dort offenbar unauffindbar ist und gegebenenfalls neu erteilt werden muss. Donati und die zuständige Behörde gehen davon aus, dass die Genehmigungsvoraussetzungen vorliegen.

Die Produkte von Demag Cranes dürfen in der EU überdies nur in den Verkehr gebracht, ausgetauscht und gewartet werden, wenn sie den einschlägigen Sicherheitsvorschriften, Gesundheitsanforderungen und Beschaffenheitsanforderungen der Richtlinie 98/37/EWG des Europäischen Parlaments und Rates vom 22. Juni 1998 zur Angleichung der Rechtsvorschriften der Mitgliedstaaten für Maschinen (in der jeweils geltenden Fassung), des Geräte- und Produktsicherheitsgesetzes und der dazu ergangenen Rechtsverordnungen genügen, insbesondere der Maschinenverordnung (9. GPSGV) und der Arbeitsmittelbenutzungsverordnung. Diese Vorschriften werden stetig an den technischen Fortschritt angepasst.

Nach den in Deutschland geltenden detaillierten Vorschriften der BGV D6 und BGV D8 muss der Hersteller sicherstellen, dass seine Produkte mindestens nach den allgemein anerkannten Regeln der Technik beschaffen sind, die durch zahlreiche DIN-Normen (z.B. DIN 15003, 15020 ff., für Hebezeuge, DIN 15018 f. für Krane) konkretisiert werden. Auch diese Vorschriften unterliegen einer stetigen Anpassung an die sicherheitstechnische Entwicklung. Vergleichbare Vorschriften existieren teilweise auch im Ausland. Die Einhaltung der Unfallverhütungsvorschriften und damit der Vorschriften über den Bau und die Ausrüstung der Produkte von Demag Cranes wird in Deutschland durch jährliche, für den Betreiber verpflichtende Prüfungen von Krananlagen und Hebezeugen sichergestellt. Dabei wird untersucht, ob die jeweilige Anlage sich zum Prüfungszeitpunkt in einem arbeitssicheren Zustand befindet. Die Nichteinhaltung der einschlägigen Unfallverhütungsvorschriften kann im Übrigen nach § 209 Abs. 1 SGB VII als Ordnungswidrigkeit verfolgt werden.

Die Auswirkungen zukünftiger gesetzlicher Regelungen im Hinblick auf Luft-, Wasserreinhaltung und Abfallbeseitigung (siehe auch „—*Umwelt*") sowie Gesundheit und Sicherheit von Mitarbeitern können gegenwärtig nicht abgesehen werden.

Die Geschäftstätigkeit von Demag Cranes ist sehr stark exportorientiert. Der Vertrieb ihrer Produkte kann als Ausfuhr in Länder außerhalb der Europäischen Union, teilweise auch als sog. Verbringung innerhalb der Europäischen Union den Bestimmungen des Außenwirtschaftsrechts der Europäischen Gemeinschaft und der Bundesrepublik Deutschland unterliegen. Die Demag Cranes hat deshalb einen Ausfuhrverantwortlichen bestellt und Ausfuhrkontrollbeauftragte benannt, denen die Überwachung der unternehmensinternen Richtlinie zur Ausfuhrkontrolle obliegt. Genehmigungspflichtige Ausfuhren können sich nach der sog. Dual-use-Verordnung (Verordnung (EG) Nr. 1334/2000 in der Fassung der Verordnung (EG) Nr. 394/2006) sowie dem Außenwirtschaftsgesetz in Verbindung mit der Außenwirtschaftsverordnung ergeben. Die Dual-use-Verordnung unterwirft den Export von Gütern, die sowohl einem zivilen als auch einem militärischen Verwendungszweck zugeführt werden können, der vorherigen Genehmigung durch das Bundesamt für Wirtschaft und Ausfuhrkontrolle (BAFA). Für Güter, die für eine militärische

Endverwendung bestimmt sind oder genutzt werden können und die in Staaten der sog. Länderliste K ausgeführt werden sollen (derzeit Iran, Kuba, Libanon, Mosambik, Nordkorea und Syrien), besteht eine Genehmigungspflicht, wenn das BAFA darüber unterrichtet hat oder Demag Cranes von diesem Bestimmungsland (bei vorheriger Verbringung innerhalb der Europäischen Union) Kenntnis hat. Unter ähnlichen Voraussetzungen ist vor dem Export eine Genehmigung nach der Außenwirtschaftsverordnung einzuholen, wenn Güter in Anlagen für kerntechnische Zwecke in den Ländern Algerien, Indien, Iran, Irak, Israel, Jordanien, Libyen, Nordkorea, Pakistan und Syrien eingesetzt werden können. Da die außenwirtschaftsrechtlichen Vorschriften (einschließlich der Listen „sensibler" Staaten) stets den außenpolitischen Entwicklungen angepasst werden, kommt der Überwachung der Exportkontrollrechtskonformität bei Demag Cranes erhebliche Bedeutung zu. Dies gilt auch für den ebenfalls überwachungspflichtigen Zahlungsverkehr mit dem Nicht-EG-Ausland. Die Einhaltung dieser Vorschriften bei Demag Cranes wird von der für die Überwachung des Außenwirtschaftsverkehrs örtlich zuständigen Oberfinanzdirektion Köln regelmäßig überprüft.

Mitarbeiter

Die folgenden Tabellen enthalten eine Übersicht über die Anzahl der Mitarbeiter (ohne Leiharbeitnehmer, Auszubildende und Praktikanten) des Demag Cranes-Konzerns zum 30. September 2003, 30. September 2004, 30. September 2005 und 31. März 2006, aufgegliedert nach Geschäftsbereichen bzw. Regionen:

	Zum 30. September			Zum 31. März
Geschäftsbereich	**2003**	**2004**	**2005**	**2006**
Industriekrane*	4.714	3.698	3.332	3.303
Hafentechnologie	599	627	684	736
Services	1.368	1.458	1.504	1.549
Gesamt Demag Cranes-Konzern	**6.681**	**5.783**	**5.520**	**5.588**

* einschließlich Zentralfunktionen der bisherigen DCC-Gruppe

	Zum 30. September			Zum 31. März
Regionen	**2003**	**2004**	**2005**	**2006**
Deutschland	3.668	2.973	2.783	2.804
Europa (ohne Deutschland)	1.528	1.379	1.263	1.252
Nord- und Südamerika	893	869	869	900
Sonstige Regionen	592	562	605	632
Gesamt Demag Cranes-Konzern	**6.681**	**5.783**	**5.520**	**5.588**

Demag Cranes beschäftigte zum 31. März 2006 insgesamt 5.588 Mitarbeiter, davon 3.303 im Geschäftsbereich Industriekrane, 736 im Geschäftsbereich Hafentechnologie und 1.549 im Geschäftsbereich Services. Im Ausland beschäftigt waren im Geschäftsbereich Industriekrane 1.601 Arbeitnehmer, im Geschäftsbereich Hafentechnologie 39 Arbeitnehmer und im Geschäftsbereich Services 1.140 Arbeitnehmer. Die Gesellschaft selbst beschäftigte zum 31. März 2006 keine Mitarbeiter.

Demag Cranes beschäftigte in Deutschland zum 30. September 2005 214 Leiharbeitnehmer nach dem Arbeitnehmerüberlassungsgesetz. Durchschnittlich beschäftigte Demag Cranes im Geschäftsjahr 2004/2005 in Deutschland 227 Leiharbeitnehmer, davon 30 Arbeitnehmer im Geschäftsbereich Industriekrane und 197 Arbeitnehmer im Geschäftsbereich Hafentechnologie. Darüber hinaus beschäftigt Demag Cranes im Geschäftsbereich Industriekrane in verschiedenen nationalen Tochtergesellschaften Leiharbeitnehmer nach den jeweiligen nationalen Bestimmungen. Im Geschäftsjahr 2004/2005 waren dies durchschnittlich 84 Leiharbeitnehmer.

In den Geschäftsbereichen Industriekrane und Services reduzierte sich die Beschäftigtenzahl um rund 20% von 6.082 zum 30. September 2003 auf 4.836 zum 30. September 2005. Zum 31. März 2006 liegt der entsprechende Personalstand bei 4.852 Mitarbeitern. In Deutschland

erfolgte der Personalabbau auf der Basis von Betriebsvereinbarungen mit entsprechenden Vereinbarungen zum Interessenausgleich. Im Geschäftsbereich Hafentechnologie erhöhte sich die Beschäftigtenzahl um rund 14% von 599 zum 30. September 2003 auf 684 zum 30. September 2005.

Die Demag Cranes & Components GmbH und die Gottwald Port Technology GmbH, bei denen es sich um mittelbare Tochtergesellschaften der Demag Cranes AG handelt, sind tarifgebundene Mitglieder des Arbeitgeberverbands der Eisen- und Metallindustrie Düsseldorf und Umgebung e.V. Die Demag Cranes & Components GmbH ist darüber hinaus Mitglied des Arbeitgeberverbandes der Metall- und Elektro-Industrie NRW e.V., des Arbeitgeberverbandes der Metall- und Elektro-Industrie in Thüringen e.V. und des Arbeitgeberverbandes der Metallindustriellen Niedersachsens e.V. Die von den Arbeitgeberverbänden oder ihren Dachverbänden mit den Gewerkschaften abgeschlossenen Haus-, Verbands- und Flächentarifverträge finden auf die Demag Cranes & Components GmbH Anwendung. Auf die Gottwald Port Technology GmbH finden die vom Verband der Metall- und Elektro-Industrie NRW e.V. mit den Gewerkschaften geschlossenen Flächentarifverträge Anwendung.

Die Demag Cranes & Components GmbH hat mit der IG Metall einen Sanierungstarifvertrag vom 26. November 2004 über fünf Jahre abgeschlossen, der für alle Mitarbeiter an den Standorten Wetter, Uslar und Luisenthal gilt. Der Tarifvertrag sieht ein Verbot betriebsbedingter Kündigungen unter einen vereinbarten Mindestpersonalstand bis zum 31. Dezember 2007 vor. Während der darauf folgenden zwei Jahre kann die Zahl der Mitarbeiter durch betriebsbedingte Kündigungen pro Standort und Jahr in einem im Tarifvertrag festgelegten Umfang verringert werden. Nach dem 31. Dezember 2009 sind betriebsbedingte Kündigungen nach den dann geltenden gesetzlichen und kollektivrechtlichen Regelungen möglich.

Der Sanierungstarifvertrag sieht für die Jahre 2005 bis 2007 eine zeitlich begrenzte teilweise Aussetzung der jeweiligen Tariferhöhung sowie eine Aussetzung der tariflichen Urlaubsvergütung und der tariflichen Sonderzahlung bis auf einen Sockelbetrag vor. Ab dem Jahr 2008 finden insoweit die dann geltenden Regelungen des Flächentarifvertrags wieder Anwendung. Ab dem Geschäftsjahr 2008/2009 kann den von der Aussetzung der tariflichen Leistungen betroffenen Mitarbeitern zudem ein ausschließlich vom Erfolg der Demag Cranes & Components GmbH abhängiger Bonus zustehen, der pro Geschäftsjahr und Mitarbeiter max. brutto EUR 2.000 betragen kann und insgesamt auf brutto EUR 17.500 je Mitarbeiter begrenzt ist. Der Bonus ist zu zahlen, wenn das EBIT der Demag Cranes & Components GmbH bestimmte Schwellenwerte übersteigt.

Darüber hinaus sind die jeweiligen nationalen Tochtergesellschaften der Demag Cranes & Components GmbH Mitglied von Arbeitgeberorganisationen in Frankreich, Österreich, Spanien, Italien, Dänemark, Südafrika und Australien.

Versicherungen

Bis zum Börsengang sind die Demag Cranes AG und ihre in- und ausländischen Tochtergesellschaften zum Teil über eigene Policen der Demag Cranes AG, zum Teil über Gruppenversicherungen ihrer (indirekten) Muttergesellschaft, der Demag Holding S.à r.l., und zu einem weiteren Teil über Exzedenten-Betriebs- und Produkthaftpflichtpolicen im Zusammenhang mit der Beteiligung von Private-Equity-Investmentfonds, die von Kohlberg Kravis Roberts & Co. L.P. („KKR") beraten werden, an der Demag Holding S.à r.l., versichert. Die Gesellschaft wird die zum Zeitpunkt des Börsenganges wegfallenden Deckungen aus den Gruppenversicherungen ihrer (indirekten) Muttergesellschaft, der Demag Holding S.à r.l., bis zum Börsengang für sich und ihre direkten und indirekten, in- und ausländischen Tochtergesellschaften durch neue Versicherungsverträge ersetzen, die spätestens zu diesem Zeitpunkt wirksam werden. Der Versicherungsschutz aus den eigenen Policen der Demag Cranes AG und aus den übrigen Gruppenpolicen bleibt auch nach dem Börsengang erhalten.

Die Gesellschaft und ihre in- und ausländischen Tochtergesellschaften sind über eine Sach- und Betriebsunterbrechungsversicherung versichert. Diese Versicherung ist auf Allgefahrenbasis unter Verwendung des üblichen Ausschlusskatalogs geschlossen. Ausgeschlossen sind auch Risiken in Bezug auf Terrorakte. Für den Demag Cranes-Konzern besteht eine Betriebs-, Produkt- und Umwelthaftpflicht-Versicherung bis zu einer Deckungssumme von insgesamt USD 5 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 4,1 Mio.). Darüber hinaus bestehen Betriebshaftpflichtanschlussdeckungen bis zu USD 150 Mio. (zum Stichtagskurs

31. März 2006 entspricht dies einem Gegenwert von ca. EUR 123,9 Mio.). Weiterhin ist der Demag Cranes-Konzern über weitere Policen, insbesondere eine Warentransportversicherung, sowie einer Vermögensschadenhaftpflichtversicherung für Mitglieder der Organe der Gesellschaft und sämtlicher Tochtergesellschaften (sogenannte D&O-Versicherungen) versichert.

Die Betreuung der Gesellschaft und ihrer Tochtergesellschaften in Versicherungsverträgen und die Verwaltung der Versicherungsverträge erfolgt durch einen externen Vermittler. Es ist nicht auszuschließen, dass durch die Umstellung des Versicherungsschutzes bestimmte Mehrkosten für Demag Cranes entstehen werden. Nach Auffassung der Gesellschaft wird weiterhin auch nach dem Börsengang und unter Geltung der dann von der Demag Cranes AG neu abgeschlossenen Versicherungsverträge angemessener Versicherungsschutz im industrieüblichen Umfang für die Gesellschaften des Konzerns bestehen.

INFORMATIONEN ÜBER DIE DEMAG CRANES AG

Geschichte und Geschäftsentwicklung von Demag Cranes

Die Demag Cranes AG wurde am 8. August 2002 unter der Firma DCC HoldCo 3 (drei) GmbH in der Rechtsform einer Gesellschaft mit beschränkter Haftung mit Geschäftssitz in Düsseldorf, Deutschland, und mit einem Stammkapital von EUR 25.000 gegründet und am 26. August 2002 unter HRB 42958 in das Handelsregister des Amtsgerichts Düsseldorf eingetragen. Aufgrund des Gesellschafterbeschlusses vom 10. Januar 2003 wurde der Sitz der DCC HoldCo 3 (drei) GmbH von Düsseldorf nach Wetter (Ruhr) verlegt und die Gesellschaft am 19. April 2003 unter HRB 1015 in das Handelsregister des Amtsgerichts Wetter (Ruhr) eingetragen. Am 12. Dezember 2003 wurde aufgrund der Fortführung des Handelsregisterblattes auf EDV und gleichzeitiger Änderung der örtlichen Zuständigkeit die DCC HoldCo 3 (drei) GmbH unter HRB 5548 in das Handelsregister des Amtsgerichts Hagen eingetragen. Am 28. April 2006 beschloss die Gesellschaftsversammlung die formwechselnde Umwandlung der DCC HoldCo 3 (drei) GmbH in die Demag Cranes AG. Der Formwechsel wurde am 11. Mai 2006 in das Handelsregister eingetragen.

Das Kapital der Gesellschaft wurde in mehreren Schritten auf den heutigen Betrag von EUR 21.172.993 erhöht: Durch Gesellschafterbeschluss vom 22. Mai 2003, in das Handelsregister eingetragen am 3. Juli 2003, wurde das Stammkapital der Gesellschaft aus Gesellschaftsmitteln um EUR 1.306.350 von EUR 25.000 auf EUR 1.331.350 erhöht. Durch Gesellschafterbeschluss vom 27. November 2003, eingetragen in das Handelsregister am 31. März 2004, wurde das Stammkapital um EUR 119.000 von EUR 1.331.350 auf EUR 1.450.350 gegen Bareinlagen erhöht und die Gesellschafterin DCC Management Beteiligungs GmbH & Co. KG zur Übernahme der Stammeinlage zugelassen. Aufgrund des Gesellschafterbeschlusses vom 28. April 2006, eingetragen in das Handelsregister am 5. Mai 2006, wurde das Stammkapital der Gesellschaft aus Gesellschaftsmitteln um EUR 10.152.450 von EUR 1.450.350 auf EUR 11.602.800 erhöht. Nach dem Formwechsel wurde durch Beschluss der Hauptversammlung vom 18. Mai 2006, eingetragen in das Handelsregister am 1. Juni 2006, das Grundkapital der Gesellschaft um EUR 9.570.193 von EUR 11.602.800 auf EUR 21.172.993 gegen Sacheinlagen erhöht. Die jungen Aktien wurden von der Gottwald Luxembourg 2 (b) S.à r.l. und der Gottwald Management Beteiligungs GmbH & Co. KG gegen Einbringung aller Anteile an der Gottwald HoldCo 3 (drei) GmbH übernommen.

Die Unternehmen der Geschäftsbereiche von Demag Cranes waren seit 1988 gemeinsam unter wechselnden Konzernleitungen miteinander verbunden; ihre jeweiligen geschichtlichen Ursprünge reichen jedoch bis in die Jahre 1819 und 1906 zurück. Die historischen Wurzeln der heutigen Geschäftsbereiche Industriekrane und Services liegen in den im Jahr 1819 gegründeten Mechanischen Werkstätten Harkort & Co. in Wetter an der Ruhr, deren Nachfolgegesellschaften 1910 in der Deutschen Maschinenfabrik AG (Demag) aufgingen. Seit 1974 gehörte die Demag zum Mannesmann Konzern. 1992 wurde der Geschäftsbereich in die Mannesmann Demag Fördertechnik AG mit Sitz in Wetter ausgegründet. Der Geschäftsbereich Hafentechnologie wurde 1906 unter dem Namen Maschinenfabrik Ernst Halbach AG in Düsseldorf gegründet und feiert in diesem Jahr sein 100-jähriges Firmenjubiläum. Seit 1928 firmierte der Geschäftsbereich als Leo Gottwald KG und fertigte Krane und Hebezeuge für viele Anwendungen. Ende der 50er Jahre des vergangenen Jahrhunderts wurden erste Hafenmobilkrane entwickelt. Im Jahr 1988 übernahm die Mannesmann Demag AG die Leo Gottwald KG und integrierte sie in ihren Konzern als Geschäftsbereich Hafen- und Eisenbahnkrane. Gleichzeitig wurden die ersten vollautomatischen Containertransportfahrzeuge entwickelt und bei Kunden eingesetzt. Im Zuge einer Umstrukturierung im Jahr 1996 wurde der Geschäftsbereich Hafenmobilkrane der Mannesmann Demag Fördertechnik AG zugeordnet.

Die Mannesmann Demag Fördertechnik AG wurde 1997 in die Mannesmann Dematic AG umfirmiert. Im Jahr 2001 wurde die Muttergesellschaft der Mannesmann Dematic AG, die Atecs Mannesmann AG, an die Siemens AG und die Robert Bosch GmbH veräußert, welche die verschiedenen Geschäftsbereiche unter sich aufteilten. Die Maschinenbausparte der Atecs Mannesmann AG, zu der auch die heutigen Geschäftsbereiche von Demag Cranes gehörten, wurde von der Siemens AG übernommen, die diese gemeinsam mit anderen Beteiligungen im Jahr 2002 an die Demag Holding S.à r.l. verkaufte, an der von Kohlberg Kravis Roberts & Co. L.P. beratene Private-Equity-Investmentfonds mit 81% und die Siemens AG mit 19% beteiligt sind.

Sitz, Geschäftsjahr, Dauer, Gegenstand

Sitz der Demag Cranes AG ist Wetter (Ruhr). Die Gesellschaft ist im Handelsregister des Amtsgerichts Hagen unter HRB 7364 eingetragen. Die Hauptverwaltung liegt in der Ruhrstraße 28, 58300 Wetter, Tel. +49 (0)2335-92-0, Internetadresse: www.demagcranes-ag.com. Die Hauptversammlung hat am 18. Mai 2006 die Sitzverlegung der Gesellschaft von Wetter (Ruhr) nach Düsseldorf beschlossen. Die Sitzverlegung wird kurzfristig zur Eintragung in das Handelsregister angemeldet werden. Die neue Geschäftsadresse wird lauten: Forststraße 16, 40597 Düsseldorf, Tel. +49 (0)211-7102-0.

Die Gesellschaft wurde in Deutschland gegründet und unterliegt deutschem Recht. Das Geschäftsjahr endet jeweils am 30. September eines jeden Kalenderjahres.

Die Dauer der Gesellschaft ist nicht auf eine bestimmte Zeit beschränkt.

Gemäß § 2 der Satzung der Gesellschaft ist Gegenstand des Unternehmens die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

Die Gesellschaft und ihre Tochtergesellschaften treten im Geschäftsverkehr als „Demag Cranes", „Demag Cranes & Components", „Gottwald Port Technology" sowie „TBA" auf.

Struktur des Demag Cranes-Konzerns

Die Demag Cranes AG übernimmt als Konzernobergesellschaft klassische Aufgaben einer Holding wie die strategische Unternehmensentwicklung. Das operative Geschäft wird ausschließlich in den jeweiligen Tochtergesellschaften betrieben.

Demag Cranes & Components GmbH und ihre Tochtergesellschaften

Die operative Tätigkeit des Demag Cranes-Konzerns in den Geschäftsbereichen Industriekrane und Services ist in der Demag Cranes & Components GmbH mit Sitz in Wetter („DCC") und ihren Tochter- und Schwestergesellschaften (gemeinsam die „DCC-Gruppe") zusammengefasst. DCC ist Eigentümerin und Betreiberin der deutschen Kran- und Komponentenwerke der DCC-Gruppe. Ferner verwaltet und führt DCC unmittelbar die in- und ausländischen Tochtergesellschaften der DCC-Gruppe. Die Gesellschaft und DCC sind über zwei Zwischenholdinggesellschaften durch eine Kette von Gewinnabführungsverträgen verbunden.

Gottwald Port Technology GmbH und TBA B.V.

Der Geschäftsbereich Hafentechnologie ist in der Gottwald Port Technology GmbH („Gottwald") mit Sitz in Düsseldorf und ihrer Tochtergesellschaft TBA B.V. mit Sitz in Delft, Niederlande („TBA", Gottwald und TBA gemeinsam die „Gottwald-Gruppe") angesiedelt. Gottwald ist Eigentümerin und Betreiberin der Produktionsstätte in Düsseldorf. Die Entwicklung von Softwarelösungen für Hafenautomatisierungssysteme ist bei TBA in Delft angesiedelt. Die Gesellschaft und Gottwald sollen ab dem 1. Oktober 2006 über zwei Zwischenholdinggesellschaften durch eine Kette von Gewinnabführungsverträgen verbunden sein.

Strukturübersicht des Demag Cranes-Konzerns

Die nachfolgende Grafik zeigt die wesentlichen Tochtergesellschaften der Demag Cranes AG mit Stand 31. Mai 2006 mit Angabe des jeweiligen Anteilsbesitzes.



Demag Cranes AG
Gottwald HoldCo 3 (drei) GmbH
DCC HoldCo 4 (vier) GmbH
Gottwald HoldCo 4 (vier) GmbH
DCC France Holdco S.A.
DCC HoldCo 5 (fünf) GmbH
Gottwald Port Technology GmbH
Demag Cranes & Components S.A.S. (Frankreich)
Demag Cranes & Components GmbH
20%
AQZ Ausbildungs-und Qualifizierungszentrum Düsseldorf GmbH (Deutschland)
Gottwald Port Technology Verwaltungs GmbH (Deutschland)
69,78%
TBA B.V. (Niederlande)
Demag Cranes & Components Corp. (USA)
Crane America Services, Inc. (USA)
50%
MHE Demag (S) Pte Ltd. Singapore (50% joint venture) (Singapur)
Demag Cranes & Components Verwaltungs GmbH
Demag Cranes & Components S.A. (Spanien)
Demag Cranes & Components (Pty) Ltd. (Südafrika)
Demag Cranes & Components AG (Schweiz)
Demag Cranes & Components Pty Ltd. (Australien)
Demag Cranes & Components A/S (Dänemark)
Demag Cranes & Components GmbH (Österreich)
Demag Cranes & Components Sp.z.o.o. (Polen)
99.9999%
Demag Cranes & Components Ltda. (Brasilien)
Demag Cranes & Components spol.s.r.o. (Tschechische Republik)
Demag Cranes & Components S.p.A. (Italien)
Demag Cranes & Components (India) Pte. Ltd. (Indien)
Demag Cranes & Components Unpessoa Lda. (Portugal)
Demag Cranes & Components (Qinhuangdao) Co. Ltd. (China)
Demag Cranes & Components (Shanghai) Co. Ltd. (China)
Demag Cranes & Components Trading (Shanghai) Co. Ltd (China)
90%
10%
Donati Sollevamenti S.r.l. (Italien)
Donati Ltd. (UK)
96,8%
Demag Cranes & Components Holdings Ltd. (Dubai)
Demag Cranes & Components (Middle East) FZE (Dubai)
Kranservice Rheinberg GmbH (Deutschland)
6.67%
E&W Anlagenbau GmbH (Deutschland)
DCC Verwaltungs 2 (zwei) GmbH (Deutschland)
10%
Projektentwicklungs gesellschaft Wetter REME mbH i.L. (Deuschland)
Demag Cranes & Components Guarantee Ltd (UK)
26%
74%
Demag Cranes & Components Holdings Ltd (UK)
Demag Cranes & Components Ltd (UK)

VERWALTUNGS-, MANAGEMENT- UND AUFSICHTSORGANE SOWIE OBERES MANAGEMENT DER DEMAG CRANES AG

Die Organe der Gesellschaft sind der Vorstand, der Aufsichtsrat und die Hauptversammlung. Die Kompetenzen dieser Organe sind im Aktiengesetz, der Satzung sowie in Geschäftsordnungen des Vorstands und Aufsichtsrats geregelt.

Der Vorstand führt die Geschäfte der Gesellschaft nach Maßgabe der Gesetze, der Satzung der Gesellschaft und der Geschäftsordnung für den Vorstand. Er vertritt die Gesellschaft gegenüber Dritten.

Der Vorstand hat zu gewährleisten, dass innerhalb des Demag Cranes-Konzerns ein angemessenes Risikomanagement und Risikocontrolling eingerichtet ist, damit den Fortbestand der Gesellschaft gefährdende Entwicklungen frühzeitig erkannt werden. Der Vorstand ist ferner verpflichtet, dem Aufsichtsrat regelmäßig, mindestens vierteljährlich, über den Gang der Geschäfte, insbesondere den Umsatz und die Lage der Gesellschaft und ihrer Tochterunternehmen und Gemeinschaftsunternehmen sowie in der letzten Sitzung des Aufsichtsrats eines Geschäftsjahres über die beabsichtigte Geschäftspolitik und andere grundsätzliche Fragen der Unternehmensplanung zu berichten und ein Budget für das folgende Geschäftsjahr (einschließlich der Finanz-, Investitions- und Personalplanung) sowie eine Mittelfristplanung (einschließlich Finanz- und Investitionsplanung) vorzulegen. Zudem ist der Vorstand verpflichtet, dem Aufsichtsrat so rechtzeitig über Geschäfte zu berichten, die für die Rentabilität oder Liquidität der Gesellschaften von erheblicher Bedeutung sein können, dass der Aufsichtsrat vor Vornahme der Geschäfte Gelegenheit hat, zu ihnen Stellung zu nehmen. Bei wichtigen Anlässen ist der Vorstand verpflichtet, unverzüglich an den Vorsitzenden des Aufsichtsrats zu berichten. Als wichtiger Anlass ist auch ein dem Vorstand bekannt gewordener Vorgang bei einem verbundenen Unternehmen anzusehen, der auf die Lage der Gesellschaft von erheblichem Einfluss sein kann. Außerdem berichten Vorstand und Aufsichtsrat jährlich im Geschäftsbericht über die Corporate Governance der Gesellschaft und erläutern die eventuellen Abweichungen von den Empfehlungen des Deutschen Corporate Governance Kodex. Die gleichzeitige Mitgliedschaft in Vorstand und Aufsichtsrat ist bei der Aktiengesellschaft deutschen Rechts grundsätzlich nicht zulässig.

Der Aufsichtsrat bestellt die Mitglieder des Vorstands und ist berechtigt, diese aus wichtigem Grund abzuberufen. Der Aufsichtsrat hat den Vorstand bei der Leitung des Unternehmens zu überwachen. Nach dem deutschen Aktiengesetz ist der Aufsichtsrat nicht zur Geschäftsführung berechtigt. Nach der Geschäftsordnung für den Vorstand muss der Vorstand für bestimmte Geschäfte des Konzerns jedoch die Zustimmung des Aufsichtsrats einholen, in der Regel vor Vornahme des Geschäfts oder der Maßnahme. Dies gilt unter anderem für die Verabschiedung des Jahresbudgets und des rollierenden Mehrjahresplans; die Aufnahme neuer und die Aufgabe vorhandener Produktions- oder Geschäftszweige; den Erwerb und die Veräußerung von Unternehmen und Anteilen an Unternehmen, den Erwerb und die Veräußerung von Gegenständen des beweglichen Anlagevermögens sowie von Grundstücken, grundstücksgleichen Rechten und Rechten an Grundstücken, falls der Wert im Einzelfall einen Betrag von EUR 5 Mio. übersteigt und die Maßnahme nicht im Jahresbudget vorgesehen ist, dem der Aufsichtsrat zugestimmt hat; Finanzmaßnahmen und Aufnahme langfristiger Kredite, soweit der Wert im Einzelfall einen Betrag von EUR 30 Mio. übersteigt; Gewährung von Darlehen und sonstigen Krediten außerhalb des gewöhnlichen Geschäftsverkehrs; Übernahme von Bürgschaften, Garantien oder ähnlichen Haftungen sowie Bestellung von Sicherheiten für fremde Verbindlichkeiten, die einen Betrag von EUR 10 Mio. im Einzelfall übersteigen oder die außerhalb des gewöhnlichen Geschäftsbetriebs liegen, soweit der Wert im Einzelfall einen Betrag von EUR 3 Mio. übersteigt; wesentliche Geschäfte (mit Ausnahme von Kundenaufträgen und dem Erwerb von Umlaufvermögen im gewöhnlichen Geschäftsverkehr) in Abweichung von dem vom Aufsichtsrat gebilligten Jahresbudget, sofern die Abweichung einen Wert von über EUR 5 Mio. aufweist und mindestens 10% über dem Ansatz im Jahresbudget liegt; Geschäfte mit einem Gegenstandswert über EUR 5.000 zwischen der Gesellschaft oder einem mit ihr verbundenen Unternehmen einerseits und einem Vorstandsmitglied oder Personen oder Unternehmungen, die einem Vorstandsmitglied nahe stehen, andererseits; die Gewährung von Krediten des Unternehmens an Mitglieder des Vorstands und des Aufsichtsrats der Gesellschaft sowie ihre Angehörigen; jede Gewährung von Spenden an politische Parteien; den Abschluss von Vergleichen und sonstigen Rechtsverzichten, die eine Zahlung der Gesellschaft von mehr als EUR 10 Mio. auslösen; spekulative Treasurygeschäfte, insbesondere Geschäfte mit Derivaten und Devisentermingeschäften mit einem Risiko von mehr als EUR 1 Mio.; sowie sonstige

Geschäfte, die in vergleichbarer Weise geeignet sind, die Vermögens-, Finanz- und/oder Ertragslage oder die Risikoposition der Gesellschaft grundlegend zu verändern oder die außerhalb des gewöhnlichen Geschäftsbetriebs der Gesellschaft liegen.

Den Mitgliedern des Vorstands und des Aufsichtsrats obliegen Treue- und Sorgfaltspflichten gegenüber der Gesellschaft. Dabei ist von den Mitgliedern dieser Organe ein weites Spektrum von Interessen, insbesondere der Gesellschaft, ihrer Aktionäre, ihrer Mitarbeiter und ihrer Gläubiger zu beachten. Der Vorstand muss zudem das Recht der Aktionäre auf Gleichbehandlung und gleichmäßige Information berücksichtigen. Verstoßen die Mitglieder des Vorstands oder des Aufsichtsrats gegen ihre Pflichten, so haften sie gegenüber der Gesellschaft gesamtschuldnerisch auf Schadensersatz.

Nach deutschem Recht hat ein Aktionär grundsätzlich keine Möglichkeit, gegen Mitglieder des Vorstands oder des Aufsichtsrats direkt vorzugehen, falls er der Auffassung ist, dass diese ihre Pflichten gegenüber der Gesellschaft verletzt haben. Lediglich die Gesellschaft hat das Recht, Schadensersatz von den Mitgliedern des Vorstands oder des Aufsichtsrats zu verlangen. Die Gesellschaft kann erst drei Jahre nach dem Entstehen des Anspruchs und nur dann auf Ersatzansprüche verzichten oder sich darüber vergleichen, wenn die Aktionäre dies in der Hauptversammlung mit einfacher Stimmenmehrheit beschließen und wenn nicht eine Minderheit von Aktionären, deren Anteile zusammen 10% des Grundkapitals erreichen oder übersteigen, Widerspruch zur Niederschrift erhebt. Seit dem 1. November 2005 können Aktionäre und Aktionärsvereinigungen im Aktionärsforum des elektronischen Bundesanzeigers andere Aktionäre auffordern, gemeinsam oder in Vertretung einen Antrag auf Sonderprüfung oder ein Einberufungsverlangen für die Hauptversammlung zu stellen oder in einer Hauptversammlung das Stimmrecht auszuüben. Außerdem besteht seither für Aktionäre, die zusammen 1% des Grundkapitals oder einen anteiligen Betrag von EUR 100.000 halten, die Möglichkeit über ein Klagezulassungsverfahren Ersatzansprüche der Gesellschaft gegen Organmitglieder im eigenen Namen geltend zu machen.

Nach deutschem Recht ist es den einzelnen Aktionären (wie jeder anderen Person) untersagt, ihren Einfluss auf die Gesellschaft dazu zu benutzen, ein Mitglied des Vorstands oder des Aufsichtsrats zu einer für die Gesellschaft schädlichen Handlung zu bestimmen. Die Aktionäre mit einem beherrschenden Einfluss dürfen ihren Einfluss nicht dazu nutzen, die Gesellschaft zu veranlassen, gegen ihre Interessen zu verstoßen, es sei denn, die daraus entstehenden Nachteile werden ausgeglichen. Wer unter Verwendung seines Einflusses ein Mitglied des Vorstands oder des Aufsichtsrats, einen Prokuristen oder einen Handlungsbevollmächtigten dazu veranlasst, zum Schaden der Gesellschaft oder ihrer Aktionäre zu handeln, ist der Gesellschaft und den Aktionären zum Ersatz des ihnen daraus entstandenen Schadens verpflichtet. Daneben haften die Mitglieder des Vorstands und des Aufsichtsrats gesamtschuldnerisch, wenn sie unter Verletzung ihrer Verpflichtungen gehandelt haben.

Vorstand

Gemäß der Satzung der Gesellschaft besteht der Vorstand aus mindestens zwei Mitgliedern. Die Anzahl der Vorstandsmitglieder wird im Übrigen vom Aufsichtsrat bestimmt. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen. Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt. Die Vorstandsmitglieder werden vom Aufsichtsrat für höchstens fünf Jahre bestellt. Eine wiederholte Bestellung oder Verlängerung der Amtszeit, jeweils für höchstens fünf Jahre, ist zulässig. Der Aufsichtsrat kann die Bestellung eines Vorstandsmitglieds vor Ablauf der Amtszeit widerrufen, wenn ein wichtiger Grund vorliegt, etwa bei grober Pflichtverletzung oder wenn die Hauptversammlung dem Vorstandsmitglied das Vertrauen entzieht.

Der Aufsichtsrat hat in seiner Sitzung vom 28. April 2006 Herrn Harald Joachim Joos und Herrn Dirk Kießling für die Dauer von zwei Jahren zu Vorstandsmitgliedern bestellt und Herrn Joos zum Vorsitzenden des Vorstands ernannt. In dieser Sitzung hat der Aufsichtsrat auch eine Geschäftsordnung für den Vorstand beschlossen.

Die Beschlüsse des Vorstands werden – soweit nicht zwingende gesetzliche Bestimmungen Einstimmigkeit vorschreiben – in Sitzungen mit einfacher Mehrheit seiner Mitglieder gefasst. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden des Vorstands den Ausschlag, wenn dem Vorstand mehr als zwei Mitglieder angehören. Über Angelegenheiten aus dem Ressort eines

abwesenden Mitglieds soll – außer in dringenden Fällen – nur mit seinem Einverständnis verhandelt und beschlossen werden.

Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

Dem Vorstand der Gesellschaft gehören gegenwärtig an:

Harald Joachim Joos (*1952 in Ulm): Harald Joos hat als Diplom-Ingenieur für Luft- und Raumfahrttechnik sein Studium an der Universität Stuttgart abgeschlossen. Ab 1980 arbeitete er für die IBM Deutschland GmbH, Stuttgart. 1989 wurde er zum Niederlassungsleiter der IBM Deutschland in Berlin, mit Verantwortlichkeit für Ostdeutschland ernannt. 1992 wechselte Harald Joos zur Geschäftsführung der Schindler Aufzügefabrik GmbH, Berlin, und wurde 1994 zum Vorsitzenden der Geschäftsführung der Schindler Deutschland Holding GmbH, Berlin, befördert. Von 2002 bis 2003 war er Vorstandsvorsitzender der A. Stihl AG & Co. KG in Waiblingen. Seit 2003 ist Harald Joos Vorsitzender der Geschäftsführung der Demag Cranes & Components GmbH, Wetter.

Seit 1995 ist Harald Joos Mitglied des Beirats der Deutschen Bank AG, Berlin und danach Düsseldorf. Er ist seit 1994 Mitglied des Aufsichtsrats der Berliner Volksbank e.G. Von 2000 bis 2006 war er ferner Vorsitzender des Aufsichtsrats der Beta Systems Software AG, Berlin, sowie von 2002 bis 2006 Mitglied des Aufsichtsrats der Schindler Deutschland Holding GmbH, Berlin.

Dirk Kießling (*1964 in Hagen): Dirk Kießling ist Diplom-Kaufmann. Nach acht Jahren Bundeswehrdienst als Offizier der Luftwaffe und einem abgeschlossenen Studium der Wirtschafts- und Organisationswissenschaften an der Universität der Bundeswehr in Hamburg, begann er seine berufliche Laufbahn 1992 bei der Mannesmann Dematic AG in Wetter als Controller. 1996 wurde er kaufmännischer Leiter und Personalleiter der Kranservice Rheinberg GmbH, einem Tochterunternehmen der Mannesmann Dematic AG. Dirk Kießling trat im Jahr 2000 als Kaufmännischer Leiter und Personalleiter in die Mannesmann Dematic AG ein. Nach der Ausgliederung des Geschäftsbereichs im Jahr 2001 in die Demag Mobile Cranes GmbH wurde er zum Geschäftsführer ernannt. Seit 2002 ist Dirk Kießling Kaufmännischer Geschäftsführer der dann gegründeten Gottwald Port Technology GmbH, Düsseldorf. Seit 2005 ist Dirk Kießling zusätzlich Sprecher der Geschäftsführung der Gottwald Port Technology GmbH. Er hat angekündigt, sein Amt als Geschäftsführer mit der Erstnotierung der Aktien der Gesellschaft an der Frankfurter Wertpapierbörse niederzulegen, sofern er zu diesem Zeitpunkt in den Aufsichtsrat der Gottwald Port Technology GmbH gewählt wird.

Seit dem Jahr 2002 ist Dirk Kießling Vertreter der Gottwald Port Technology GmbH als Gesellschafter der Ausbildungs- und Qualifizierungs-Zentrum Düsseldorf GmbH. Seit 2003 ist er außerdem Mitglied des Beirats im Arbeitgeberverband der Metall- und Elektroindustrie Düsseldorf und Umgebung e.V. Ferner hat er seit 1993/1994 einen Lehrauftrag als Dozent für internes und externes Rechnungswesen an der privaten Universität Witten/Herdecke.

Die Mitglieder des Vorstands sind unter der Adresse der Gesellschaft erreichbar.

Die Vergütung der Mitglieder des Vorstands erfolgt auf der Grundlage von § 87 Aktiengesetz („AktG"). Die Vergütung umfasst fixe und variable Bestandteile. Das jährliche Festgehalt beträgt jeweils EUR 300.000. Die variablen Bestandteile richten sich nach dem Erreichen von Zielvorlagen für EBITDA und Net Income für die Gesellschaft und ihre Tochtergesellschaften. Diese Zielvorgaben werden jährlich durch den Aufsichtsrat festgelegt. Die Höhe des Zielbonus richtet sich nach dem Grad der Zielerreichung, wobei mindestens 80% der Zielvorgaben erreicht sein müssen. Der Zielbonus steigt linear von 25% des Festgehalts bis zu 100% bei voller Zielerfüllung. Bei zusätzlicher Übererfüllung einer oder beider Zielvorgaben ist ein weiterer Bonus von bis zu 80% des Zielbonus geschuldet. Dieser Zusatzbonus berechnet sich linear aus der prozentualen Übererfüllung und ist in voller Höhe bei Übererfüllung beider Zielvorgaben um insgesamt 40% erreicht. Herr Joos erhält zudem eine Vergütung als Geschäftsführer der Demag Cranes & Components GmbH, die sich ebenfalls aus einem Festgehalt und Bonuskomponenten zusammensetzt. Für die Mitglieder des Vorstands besteht unter anderem Versicherungsschutz über eine D&O-Versicherung (siehe dazu „*Geschäftsüberblick—Versicherungen*").

Für das Geschäftsjahr 2004/2005 beliefen sich die Gesamtbezüge der Mitglieder der Geschäftsführung der Gesellschaft, d.h. der DCC HoldCo 3 (drei) GmbH, einschließlich von

Vergütungszahlungen von Tochtergesellschaften und einschließlich von Boni und Sachbezügen auf EUR 931.386,30. Die Gesamtbezüge der Mitglieder der Geschäftsführung der Gottwald Port Technology GmbH beliefen sich einschließlich von Vergütungszahlungen von Tochtergesellschaften und einschließlich von Boni und Sachbezügen auf EUR 839.124,73.

Für die Mitglieder des Vorstands sind in dem IFRS-Konzernabschluss der DCC HoldCo 3-Gruppe zum 30. September 2005 und dem IFRS-Konzernabschluss der Gottwald HoldCo 3-Gruppe zum 30. September 2005 Rückstellungen für Pensions- und Rentenzahlungen in Höhe von EUR 162.175 enthalten.

Gegen die Mitglieder des Vorstands wurden in den letzten fünf Jahren keinerlei Sanktionen wegen der Verletzung in- oder ausländischer Bestimmungen des Kapitalmarktrechts verhängt. Ferner erfolgten gegen die Mitglieder des Vorstands in diesem Zeitraum keine Schuldsprüche in Bezug auf betrügerische Straftaten. Die Mitglieder des Vorstands waren in den letzten fünf Jahren nicht an Konkursen, Insolvenzverfahren oder Liquidationen beteiligt. Gegen die Mitglieder des Vorstands wurden in den letzten fünf Jahren keinerlei öffentliche Anschuldigungen und/oder Sanktionen seitens Regulierungsbehörden (einschließlich designierter Berufsverbände) verhängt, noch wurden sie jemals vor einem Gericht für die Mitgliedschaft in einem Verwaltungs-, Management oder Aufsichtsratsorgan einer Gesellschaft oder für ihre Tätigkeit im Management oder die Führung der Geschäfte einer Gesellschaft als untauglich angesehen.

Die Vorstandsmitglieder halten derzeit keine Aktien der Gesellschaft. Herr Joos ist geschäftsführender Kommanditist der DCC Management Beteiligungs GmbH & Co. KG, die mit 8,0% an der Gesellschaft beteiligt ist. Herr Kießling ist geschäftsführender Kommanditist der Gottwald Management Beteiligungs GmbH & Co. KG, die mit 3,1% an der Gesellschaft beteiligt ist (siehe dazu „*Geschäfte und Rechtsbeziehungen mit nahe stehenden Personen—Managementbeteiligungsprogramm*"). Die Mitglieder des Vorstandes sind Berechtigte eines Matching Stock Programms (siehe dazu „*Aktionärstruktur und Beteiligungsprogramme—Matching Stock Programm*") und sind berechtigt, Aktien der Gesellschaft im Rahmen des Angebots bevorrechtigt zu zeichnen.

Die Gesellschaft hat Vorstandsmitgliedern derzeit weder Darlehen gewährt noch Bürgschaften oder Gewährleistungen für sie übernommen. Die Vorstandsmitglieder waren und sind nicht an Geschäften außerhalb des statutarischen Unternehmensgegenstands oder an anderen der Form oder der Sache nach ungewöhnlichen Geschäften der Gesellschaft während des laufenden und des vorhergehenden Geschäftsjahres oder an derartigen ungewöhnlichen Geschäften, die noch nicht endgültig abgeschlossen sind, in weiter zurückliegenden Geschäftsjahren beteiligt. Die Dienstverträge der Vorstandsmitglieder sehen keine besonderen Vergünstigungen bei Vertragsbeendigung vor.

Sofern Vorstandsmitglieder unmittelbar oder mittelbar Aktien der Gesellschaft halten, kann neben ihrer Organstellung ein besonderes Interesse aus diesem Aktienbesitz bestehen. Im Übrigen haben die Mitglieder des Vorstands der Gesellschaft im Hinblick auf ihre privaten Interessen oder sonstigen Verpflichtungen keine Interessenskonflikte in Bezug auf Verpflichtungen gegenüber der Demag Cranes AG. Es bestehen keine verwandtschaftlichen Beziehungen zwischen den Mitgliedern des Vorstands untereinander oder zu Mitgliedern des Aufsichtsrats der Gesellschaft oder des oberen Managements.

Aufsichtsrat

Der Aufsichtsrat der Demag Cranes AG besteht gemäß der Satzung der Gesellschaft sowie §§ 95, 96 AktG, 1 Abs. 1, 5 Abs. 1, 7 Abs. 1 Nr. 1 Mitbestimmungsgesetz („MitbestG") aus 12 Mitgliedern, und zwar aus sechs Mitgliedern der Anteilseigner, die von den Aktionären gewählt werden, und sechs Mitgliedern der Arbeitnehmer, deren Wahl sich nach den Bestimmungen des Mitbestimmungsgesetzes richtet.

Soweit die Hauptversammlung nicht bei der Wahl einen kürzeren Zeitraum beschließt, erfolgt die Wahl der Aufsichtsratsmitglieder und gegebenenfalls ihrer Ersatzmitglieder gemäß der Satzung der Gesellschaft in Verbindung mit § 102 AktG für die Zeit bis zur Beendigung derjenigen Hauptversammlung, die über die Entlastung des Aufsichtsrats für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt, wobei das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird. Eine Wiederwahl ist zulässig.

Die Bestellung eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds. Die Hauptversammlung kann mit der Wahl eines Aufsichtsratsmitglieds gleichzeitig ein Ersatzmitglied bestellen, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Aktionäre erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

Nach der Satzung können die Mitglieder und die Ersatzmitglieder des Aufsichtsrats ihr Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung unter Einhaltung einer Frist von zwei Wochen auch ohne wichtigen Grund niederlegen. Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Die Wahl soll im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu gewählt worden sind, erfolgen; diese Sitzung bedarf keiner besonderen Einberufung. Die Amtszeit des Vorsitzenden und des Stellvertreters entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, ihrer Amtszeit als Mitglied des Aufsichtsrats. Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl vorzunehmen.

Dem Aufsichtsratsvorsitzenden – oder im Falle seiner Verhinderung seinem Stellvertreter – obliegt die Einberufung und die Leitung der Aufsichtsratssitzungen. Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält. Mitglieder, die durch Telefon- oder Videokonferenz zugeschaltet sind, gelten als anwesend. Abwesende Mitglieder können an der Beschlussfassung teilnehmen, indem sie eine schriftliche oder durch Telefax übermittelte Stimmabgabe durch ein anderes Mitglied überreichen lassen. Beschlüsse des Aufsichtsrats werden in der Regel in Sitzungen gefasst. Eine Beschlussfassung des Aufsichtsrats kann auf Anordnung des Vorsitzenden auch in einer Telefon- oder Videokonferenz oder außerhalb einer Sitzung durch mündliche, fernmündliche, schriftliche oder in Textform übermittelte Stimmabgaben erfolgen.

Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Gegenstände der Tagesordnung auf höchstens vier Wochen vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Aktionäre und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung ist der Vorsitzende nicht befugt.

Die Beschlüsse des Aufsichtsrats werden, soweit das Gesetz nicht zwingend etwas anderes bestimmt, mit einfacher Mehrheit der abgegebenen Stimmen gefasst. Ergibt eine Abstimmung im Aufsichtsrat Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand, wenn auch sie Stimmengleichheit ergibt, der Vorsitzende zwei Stimmen. Dem Stellvertreter steht die zweite Stimme nicht zu.

Nach der Satzung der Gesellschaft kann sich der Aufsichtsrat eine Geschäftsordnung geben. Der Aufsichtsrat hat sich am 28. April 2006 eine neue Geschäftsordnung gegeben.

Der Aufsichtsrat kann – neben dem gemäß § 27 Abs. 3 MitbestG zu bildenden Vermittlungsausschuss – weitere Ausschüsse bilden und aus seiner Mitte besetzen. Den Ausschüssen können, soweit gesetzlich zulässig, Entscheidungsbefugnisse des Aufsichtsrats übertragen werden. Der Präsidialausschuss, dem die Herren Dr. Heidsieck (Ausschussvorsitzender), Berger, Rosenthal und Schuchmann angehören, bereitet die Personalentscheidungen des Aufsichtsrats vor. Er beschließt anstelle des Aufsichtsrats unter anderem über: den Abschluss, die Änderung und Beendigung der Anstellungs- und Pensionsverträge mit den Mitgliedern des Vorstands sowie deren Vergütung; sonstige Rechtsgeschäfte der Gesellschaft gegenüber Vorstandsmitgliedern; die Zustimmung zu Geschäften im Gegenstandswert von über EUR 25.000 zwischen der Gesellschaft oder einem mit ihr verbundenen Unternehmen einerseits und einem Vorstandsmitglied oder Personen oder Unternehmungen, die einem Vorstandsmitglied nahe stehen, andererseits; die Einwilligung zu anderen Tätigkeiten eines Vorstandsmitglieds nach § 88 AktG

sowie die Zustimmung zu sonstigen Nebentätigkeiten, insbesondere zur Wahrnehmung von Aufsichtsratsmandaten und Mandaten in vergleichbaren Kontrollgremien von Wirtschaftsunternehmen außerhalb des Konzerns; die Gewährung von Darlehen an den in §§ 89, 115 AktG genannten Personenkreis und die Zustimmung zu sonstigen Krediten des Unternehmens an Mitglieder des Vorstands und des Aufsichtsrats oder ihre Angehörigen und die Einwilligung zu Verträgen mit Aufsichtsratsmitgliedern nach § 114 AktG. Der Prüfungsausschuss, dem die Herren Hornung (Ausschussvorsitzender), Berger, Gorenflos und Rosenthal angehören, bereitet die Entscheidung des Aufsichtsrats über die Feststellung des Jahresabschlusses und die Billigung des Konzernabschlusses vor. Zu diesem Zweck obliegt ihm eine Vorprüfung des Jahresabschlusses, des Konzernabschlusses, des Lageberichts der Gesellschaft und des Konzerns und des Vorschlags für die Gewinnverwendung. Der Prüfungsausschuss bereitet ferner die Vereinbarungen mit dem Abschlussprüfer, insbesondere den Prüfungsauftrag, die Festlegung von Prüfungsschwerpunkten und die Honorarvereinbarung, vor. Im Übrigen unterstützt der Prüfungsausschuss den Aufsichtsrat bei der Überwachung der Geschäftsführung und befasst sich in diesem Zusammenhang insbesondere mit den Fragen des Risikomanagements, wobei er die dem Aufsichtsrat zustehenden besonderen Einsichts- und Prüfungsrechte wahrnehmen kann. Der Vermittlungsausschuss, dem die Herren Dr. Heidsieck (Ausschussvorsitzender), Berger, Gorenflos und Möller angehören, nimmt die in § 31 Abs. 3 MitbestG bezeichnete Aufgabe wahr. Für den Fall, dass eine Bestellung von Vorstandsmitgliedern mit der erforderlichen Zwei-Drittel-Mehrheit nicht zustande kommt, macht der Vermittlungsausschuss einen Bestellungsvorschlag, über den anschließend vom Aufsichtsrat mit einfacher Mehrheit beschlossen werden kann.

Die Namen und Haupttätigkeiten der gegenwärtigen Mitglieder des Aufsichtsrates der Demag Cranes AG sind:

Name, Wohnort und Datum der Bestellung	**Tätigkeit**	**Sonstige Verwaltungs-, Management- oder Aufsichtsratsmandate bzw. Mandate bei vergleichbaren in- und ausländischen Kontrollgremien**
Dr. Horst Heidsieck, Büdingen (Vorsitzender) Mitglied seit 1.2.2003 Vorsitzender seit 24.6.2004	CEO der Demag Holding S.à r.l., Luxemburg	Demag Holding S.à r.l., Luxemburg (CEO/ Member of Executive Committee) Demag Investments S.à r.l., Luxemburg (Manager und CEO) DCC Luxembourg 2 S.à r.l., Luxemburg (Manager und CEO) Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg (Manager und CEO) MPM Luxembourg 2 (c) S.à r.l., Luxemburg (Manager und CEO) Stabilus Luxembourg 2 (d) S.à r.l., Luxemburg (Manager und CEO) Networks Luxembourg 2 (e) S.à r.l., Luxemburg (Manager und CEO) Ceramics Luxembourg 2 (f) S.à r.l., Luxemburg (Manager und CEO) Metering Luxembourg 2 (g) S.à r.l., Luxemburg (Manager und CEO) Demag Finance S.à r.l., Luxemburg (Manager) Demag Mezz S.à r.l., Luxemburg (Manager) Demag Cranes & Components GmbH (Mitglied des Beirats und Vorsitzender des Aufsichtsrats) Gottwald HoldCo 3 (drei) GmbH (Mitglied des Beirats) Gottwald Port Technology GmbH (Mitglied des Beirats und Vorsitzender des Aufsichtsrats) mannesmann plastics machinery GmbH (Mitglied des Beirats) mpm mannesmann plastics machinery GmbH (Mitglied des Aufsichtsrats) Ceramics HoldCo 3 (drei) GmbH (Mitglied des Beirats)

Name, Wohnort und Datum der Bestellung	Tätigkeit	Sonstige Verwaltungs-, Management- oder Aufsichtsratsmandate bzw. Mandate bei vergleichbaren in- und ausländischen Kontrollgremien
		Argillon GmbH (Mitglied des Beirats und Vorsitzender des Aufsichtsrats) Stabilus B.V. (Managing Director B)
Josef Berger*, Düsseldorf (stellv. Vorsitzender) Mitglied seit 11.11.2002	Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Wetter	Demag Cranes & Components GmbH (Mitglied des Aufsichtsrats)
Gerd-Uwe Boguslawski*, Northeim Mitglied seit 11.11.2002	IG Metall Verwaltungsstelle, Göttingen	Demag Cranes & Components GmbH (Mitglied des Aufsichtsrats) Novelis Deutschland GmbH (Mitglied des Aufsichtsrats) Sartorius AG (stellvertretender Vorsitzender des Aufsichtsrats)
Heinrich Fischer, Winterthur, Schweiz Mitglied seit 1.7.2005	CEO der Saurer AG, Schweiz	Mitglied des Verwaltungsrats der Schweiter Technologies AG, Schweiz Mitglied des Verwaltungsrats der SIG AG, Schweiz, Demag Cranes & Components GmbH (Mitglied des Aufsichtsrats)
Reinhard Gorenflos, London, Großbritannien Mitglied seit 4.11.2002	Managing Director von Kohlberg Kravis Roberts & Co. Ltd., London	SR Portfolio (B) S.à r.l., Luxemburg (Manager) SR Portfolio (C) S.à r.l., Luxemburg (Manager) Demag Holding S.à r.l., Luxemburg (Director) Blacksmith Holding S.à r.l., Luxemburg (Manager) Blade Lux Holding Two S.à r.l., Luxemburg (Manager) AVR Luxembourg S.à r.l., Luxemburg (Director Class B) Heyn 1 S.à r.l., Luxemburg (Manager) Heyn 2 S.à r.l., Luxemburg (Manager) Sole Italy S.à r.l., Luxemburg (Manager) Sole Finco S.A., Luxemburg (Director) Demag Cranes & Components GmbH (Mitglied des Aufsichtsrats) mpm mannesmann plastics machinery GmbH (Mitglied des Aufsichtsrats) Der Grüne Punkt - Duales System Deutschland GmbH (Mitglied des Beirats) Der Grüne Punkt - Duales System Deutschland GmbH (Mitglied des Aufsichtsrats) FL Selenia Spa, Italien (Mitglied des Aufsichtsrats) AVR BV, Niederlande (Chairman) Deutsche Kunststoffrecycling GmbH (Mitglied des Aufsichtsrats)
Alfred Hack*, Herdecke Mitglied seit 11.11.2002	Leiter des Bereichs Strategie Krane und neue Märkte, Demag Cranes & Components GmbH, Wetter	Demag Cranes & Components GmbH (Mitglied des Aufsichtsrats)

Name, Wohnort und Datum der Bestellung	Tätigkeit	Sonstige Verwaltungs-, Management- oder Aufsichtsratsmandate bzw. Mandate bei vergleichbaren in- und ausländischen Kontrollgremien
Karlheinz Hornung Mitglied seit 1.6.2006	Mitglied des Vorstands der MAN AG	MAN Nutzfahrzeuge AG (Mitglied des Aufsichtsrats) MAN Ferrostaal AG (Mitglied des Aufsichtsrats) MAN Roland Druckmaschinen AG (Mitglied des Aufsichtsrats) MAN B&W Diesel AG (Mitglied des Aufsichtsrats) MAN Turbo AG (Mitglied des Aufsichtsrats) MAN Capital Corporation, USA (Chairman) MAN B&W Diesel A/S, Dänemark (Mitglied des Aufsichtsrats)
Robert J. Koehler Mitglied seit 1.6.2006	Vorsitzender des Vorstands der SGL Carbon AG, Wiesbaden	Benteler AG (Vorsitzender des Aufsichttsrats) Pfleiderer AG (Mitglied des Aufsichtsrats) Heidelberger Druckmaschinen AG (Mitglied des Aufsichtsrats) AXA Konzern AG (Mitglied des Aufsichtsrats) Lanxess AG (Mitglied des Aufsichtsrats) New Russia Fund, ING-Barings, Großbritannien (Mitglied des Aufsichtsrats)
Reinhard Möller*, Uslar Mitglied seit 11.11.2002	Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Uslar	Demag Cranes & Components GmbH (Mitglied des Aufsichtsrats)
Hubert Rosenthal*, Herdecke Mitglied seit 8.6.2004	1. Bevollmächtigter der IG Metall, Verwaltungsstelle Hagen	Hoesch Hohenlimburg GmbH (stellvertretender Aufsichtsratsvorsitzender) Hoesch Schwerter Profile GmbH (stellvertretender Aufsichtsratsvorsitzender) Guß Holding GmbH (Mitglied des Aufsichtsrats) Thyssen Krupp Bilstein Suspension GmbH (Mitglied des Aufsichtsrats) Demag Cranes & Components GmbH (Mitglied des Aufsichtsrats)
Burkhard Schuchmann Mitglied seit 1.6.2006	Partner bei One Equity Partners Europe GmbH	Patentes Talgo SA, Spanien (Non-executive Member of the Board) Siegwerk AG (Mitglied des Verwaltungsrats) Deutsches Zentrum für Luft- und Raumfahrt e.V. (Mitglied des Senats) RKW NordWest e.V. (Stellvertretender Vorsitzender des Vorstands)
Ralph Triebel*, Ohrdruf Mitglied seit 9.10.2003	Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Luisenthal	Demag Cranes & Components GmbH (Mitglied des Aufsichtsrats)

* Arbeitnehmervertreter

Dr. Horst Heidsieck (*1947 in Lübbecke): Herr Dr. Heidsieck ist Vorsitzender des Aufsichtsrats. Er studierte Physik an der Universität Bonn und der RWTH Aachen, an der er auch promovierte. In den Jahren 1980 bis 1991 war er im Management der Degussa AG in den Bereichen Forschung und Entwicklung, Produktion, Technical Marketing, Application Services und General Management tätig. Von 1990 bis 1996 war er CEO der Leybold AG sowie von 1995 bis 1998 CEO der Balzers und Leybold AG. Zwischen 1995 und 1999 war er Aufsichtsratsmitglied bei der Heraeus Holding GmbH, wo er in den Jahren 1999 bis 2003 in der Geschäftsführung tätig war und ab 2000 den Vorsitz innehatte. Seit 2003 ist Herr Dr. Heidsieck CEO und Mitglied des Executive Committee der Demag Holding S.à r.l., Luxemburg. Er ist derzeit zudem Mitglied des Beirats der

Demag Cranes & Components GmbH. Die Bestellung endet mit dem Tag der Notierungsaufnahme der Aktien der Demag Cranes AG an der Frankfurter Wertpapierbörse.

Während der letzten fünf Jahre war Herr Dr. Heidsieck im Aufsichtsrat und im Beirat der mannesmann plastics machinery GmbH und der mpm mannesmann plastics machinery GmbH tätig. Ferner war er Mitglied der Beiräte der DCC HoldCo 3 (drei) GmbH, der Metering HoldCo 3 GmbH sowie der Landis + Gyr Group GmbH. Überdies war er Managing Director B der Networks HoldCo 3 B.V., Niederlande, und Director der Omnetica Holding Limited, Großbritannien. Weiterhin gehörte er den Aufsichtsräten der Stabilus GmbH, der Stabilus Holding & Services GmbH sowie dem Beirat der Stabilus Holding & Services GmbH und der Stabilus HoldCo 3 GmbH an.

Josef Berger (*1948 in Tannöd): Josef Berger ist seit 1962 als Maschinenschlosser bei der Demag Cranes & Components GmbH in Wetter tätig. Er ist seit November 2001 Mitglied des Aufsichtsrats der Demag Cranes & Components GmbH. Herr Berger ist stellvertretender Vorsitzender des Aufsichtsrats der Demag Cranes & Components GmbH.

Gerd-Uwe Boguslawski (*1952 in Immenhausen): Herr Boguslawski ist Diplom-Sozialwirt und studierte in Göttingen. Seit 1981 ist er bei der IG Metall beschäftigt. Herr Boguslawski ist Erster Bevollmächtigter und Geschäftsführer der IG Metall Göttingen.

Heinrich Fischer (*1950 in Schaffhausen, Schweiz): Nach einem Studium der Angewandten Physik und Elektrotechnik an der ETH Zürich, das er mit einem MBA abschloss, war Heinrich Fischer zunächst vier Jahre in der Forschung und Entwicklung im Bereich Elektrotechnik tätig. Von 1980 bis 1990 war er bei Balzers, ein Geschäftssegment der Unaxis-Gruppe, als Stabsleiter Technologie und Leiter der Business Unit Coating Equipment beschäftigt. Von 1991 bis 1996 war er im Unaxis-Konzern als Mitglied der Konzernleitung im Bereich Corporate Development tätig.

Reinhard Gorenflos (*1961 in Bangkok, Thailand): Nach dem Studium der Volkswirtschaftslehre und der Verwaltungswissenschaften an den Universitäten Freiburg, Paris und Harvard (Kennedy School of Government) war Herr Gorenflos von 1989 bis 1991 als Unternehmensberater bei der LEK Consulting in London und München tätig. Von 1991 bis 1996 arbeitete er in verschiedenen Führungspositionen bei der Thyssen Handelsunion AG, Düsseldorf, zuletzt als Geschäftsführer der Thyssen Klöckner Recycling GmbH. Anschließend war er bis 1998 als Geschäftsführer des Unternehmensbereichs Umwelt bei der OTTO-Group in Köln tätig. Von 1998 bis 2001 arbeitete er als Finanzvorstand (CFO) der ARAL Aktiengesellschaft & Co. KG, Bochum. Seit 2001 ist Herr Gorenflos bei der Kohlberg Kravis Roberts & Co. Ltd., London, tätig.

Während der letzten fünf Jahre war Herr Gorenflos in der Geschäftsführung der DCC HoldCo 3 (drei) GmbH, der DCC HoldCo 4 (vier) GmbH, der DCC HoldCo 5 (fünf) GmbH und der Demag Cranes & Components GmbH sowie im Beirat der DCC HoldCo 3 (drei) GmbH tätig. Zudem war er Geschäftsführer und Mitglied des Beirats der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, und Geschäftsführer der Gottwald HoldCo 4 (vier) GmbH, Düsseldorf. Daneben war er Geschäftsführer sowie Mitglied des Aufsichtsrats der Gottwald Port Technology GmbH, Düsseldorf, und Mitglied des Aufsichtsrats sowie des Beirats der mannesmann plastics machinery GmbH, München, und der mpm mannesmann plastics machinery GmbH, München. Weiterhin war er Geschäftsführer der MPM HoldCo 3 GmbH, der MPM HoldCo 4 GmbH, der MPM HoldCo 5 GmbH und der MPM HoldCo 6 GmbH. Überdies war er Director der Stabilus B.V., Niederlande, sowie Geschäftsführer und Mitglied des Beirats der Stabilus HoldCo 3 GmbH, Koblenz. Zudem war Herr Gorenflos Geschäftsführer der Stabilus HoldCo 4 GmbH und der Stabilus HoldCo 5 GmbH, sowie Geschäftsführer und Mitglied des Beirats der Stabilus Holding & Services GmbH. Desweiteren war er Director der Networks HoldCo 3 B.V., Niederlande, Geschäftsführer und Mitglied des Beirats der Metering HoldCo 3 GmbH, Nürnberg, sowie der Landis + Gyr Group GmbH, Nürnberg, Geschäftsführer der Landis + Gyr Group Holding B.V., Niederlande, Geschäftsführer und Mitglied des Beirats der Ceramics HoldCo 3 GmbH, Redwitz, Geschäftsführer und Mitglied des Aufsichtsrats sowie des Beirats der Argillon GmbH, Redwitz, sowie Geschäftsführer der Ceramics HoldCo 7 GmbH, Redwitz. Ferner war Herr Gorenflos im Aufsichtsrat der Der Grüne Punkt – Duales System Deutschland AG, im Vorstand der Deutsche Umwelt Investment AG, im Vorstand der MTU Aero Engines Management Service GmbH, im Aufsichtsrat der MTU Aero Engines Holding AG sowie im Aufsichtsrat der MTU Aero Engines GmbH tätig. Ferner war er als Mitglied des Aufsichtsrats der Zumtobel AG, Österreich, tätig. Weiterhin war er Manager bei der SR Portfolio Holding (A) S.à r.l., der Demag Investments S.à r.l., der DCC Luxembourg 2 S.à r.l., der Gottwald Luxembourg 2 (b) S.à r.l., der MPM Luxembourg 2 (c) S.à r.l., der Stabilus Luxembourg 2 (d) S.à r.l., der Networks Luxembourg 2 (e)

S.à r.l., der Metering Luxembourg 2 (g) S.à r.l., der Ceramics Luxembourg 2 (f) S.à r.l., der Lumina Parent S.à r.l., Luxemburg sowie der Blade Lux Holding One S.à r.l., jeweils mit Sitz in Luxemburg. Ferner war er Director der GP Financiere New Sub 1 Ltd. und der Financiere Holdings 1 Ltd., jeweils mit Sitz auf den Cayman Islands, sowie bei der Legrand S.A. und der Legrand France S.A., jeweils mit Sitz in Frankreich. Außerdem war Herr Gorenflos Mitglied des Vorstands der ARAL Aktiengesellschaft & Co. KG, Mitglied des Aufsichtsrats der Aral Wärme Service GmbH und der ARAL ČR s.r.o sowie Mitglied des Beirats der ARAL Luxembourg S.A. und der Dresdner Bank AG Rheinland.

Alfred Hack (*1948 in Mülheim/Ruhr): Alfred Hack ist Diplom-Ingenieur. Herr Hack ist seit 1974 ausschließlich für Demag Cranes tätig gewesen. Er begann seine berufliche Laufbahn bei der Mannesmann Demag Fördertechnik in Wetter als Trainee. Von 1975 bis 1989 war Herr Hack Leiter Konstruktion bzw. Leiter Technik bei der Mannesmann Dematic Movicarga Ltda., Sao Paulo, Brasilien. Im Jahr 1989 wechselte er zur Mannesmann Dematic Ltd., Banbury, England, wo er in den Jahren 1991 bis 1993 als Produktmanager Krantechnik tätig war. Seit 1993 ist Herr Hack wieder bei der Demag Cranes & Components GmbH in Wetter. Hier war er zunächst Leiter des Geschäftssegments Prozesskrane, dann des Geschäftszweig Krane und seit Januar 2006 Leiter des Bereichs „Strategie Krane und neue Märkte".

Karlheinz Hornung (*1950 in Heilbronn): Nach kaufmännischer Lehre und Ausbildung zum Steuerberater trat Herr Hornung 1977 in die Kolbenschmidt AG, Neckarsulm, ein, wo er im Bereich Finanzen, Rechnungswesen und Controlling tätig war. Von 1992 bis 1993 war er Geschäftsführer im Bereich Administration und Finanzen bei der KS Automobil-Sicherheitstechnik GmbH, Aschaffenburg. Von 1993 bis 1994 war er bei der Kolbenschmidt AG in den Bereichen Finanzen, Controlling und IT tätig. Im Anschluss war Herr Hornung von 1994 bis 1995 als Finanzdirektor der Metallgesellschaft AG und von 1995 bis 1998 zunächst als Vorstandsmitglied dann als Vorstandsvorsitzender der mg trade services ag tätig. Von 1998 bis 2003 war er Mitglied des Vorstands der mg technologies ag. Seit 2004 ist er Mitglied des Vorstands der MAN AG.

Während der letzten fünf Jahre war Herr Hornung zudem Mitglied des Aufsichtsrats der Dynamit Nobel AG, der GEA AG, der Lurgi AG, der Lentjes AG, der mg vermögensverwaltungs ag und der solvadis ag. Zudem war er Vorsitzender des Aufsichtsrats der mg venture capital ag, CEO und President der MG North America Inc., New York, und Non Executive Board Member der MG Ltd., London.

Robert J. Koehler (*1949 in München): Nach kaufmännischer Lehre und einem Studium der Betriebswirtschaft an der Fachhochschule Mainz war Herr Koehler von 1971 bis 1975 als Produktmanager im Geschäftsbereich Organische Chemikalien der Hoechst AG, Frankfurt am Main, tätig. Von 1975 bis 1980 war er Marketing Manager im Bereich Organische Chemikalien, von 1980 bis 1983 Direktor und Leiter des Chemiebereichs und von 1983 bis 1986 Leiter des Industriebereichs sowie Mitglied des Management Committees der Hoechst UK Ltd., Hounslow, Großbritannien. Im Anschluss, von 1987 bis 1989, war Herr Koehler Geschäftsführer der Hoechst Columbiana S.A., Bogotá, Kolumbien, und von 1989 bis 1991 Leiter der Unternehmensplanung bei der Hoechst AG, Frankfurt am Main. Seit 1992 ist Herr Koehler Vorsitzender des Vorstands der SGL Carbon AG, Wiesbaden.

Während der letzten fünf Jahre war Herr Koehler zudem Mitglied des Aufsichtsrats der Wacker GmbH, der AXA Lebensversicherungs AG und der Moeller Holding GmbH & Co. KG.

Reinhard Möller (*1956 in Allershausen): Reinhard Möller absolvierte eine Facharbeiter-Ausbildung zum Metallgewebemacher. Er ist seit 1977 bei der Demag Cranes & Components GmbH beschäftigt, zunächst als Einrichter in der Druckgießerei. Seit 1992 ist Herr Möller Betriebsratsvorsitzender der Demag Cranes & Components GmbH, Werk Uslar.

Hubert Rosenthal (*1948 in Wittenberg/Mecklenburg-Vorpommern): Hubert Rosenthal ist seit 1994 bei der IG Metall Verwaltungsstelle Hagen beschäftigt. Von 1994 bis 1996 war er dort zunächst Sekretär, danach, bis 2004, Zweiter Bevollmächtigter und Kassierer.

Burkhard Schuchmann (*1942 in Berlin): Nach dem Abitur und einer Stammhauslehre bei der Siemens AG studierte Burkhard Schuchmann Betriebswirtschaft in München. Von 1964 bis 1969 war er Geschäftsführer der Südosteuropa Gesellschaft, München. Von 1969 bis 1978 war Herr Schuchmann als kaufmännischer Leiter bei den Bayerischen Elektrizitätswerken in München tätig. Im Anschluss, von 1978 bis 1986, war er CEO bei der Knürr AG, München. Von 1986 bis 2005 war er Mitglied des Vorstands der Vossloh AG, Werdohl, wo er seit 1994 die Position des CEO innehatte. Seit 2006 ist er Partner bei der One Equity Partners Europe GmbH, Frankfurt.

Ralph Triebel (*1962 in Ohrdruf): Nach erfolgreich abgeschlossener Ausbildung zum Maschinen- und Anlagenmonteur ist Ralph Triebel seit 1980 als Stahlbauschlosser bei der Demag Cranes & Components GmbH tätig. Von 1990 bis 2002 war er dort stellvertretender Betriebsratsvorsitzender. Seit 2002 ist er Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Luisenthal. Seit Oktober 2003 ist er zudem Mitglied des Aufsichtsrats der Demag Cranes & Components GmbH.

Der Aufsichtsrat wählt aus seiner Mitte einen Vorsitzenden. Die Amtszeit des Vorsitzenden entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, seiner Amtszeit als Mitglied des Aufsichtsrats. Die Wahl findet im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu gewählt worden sind, statt; diese Sitzung bedarf keiner besonderen Einberufung.

Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Aktionäre erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

Die Mitglieder des Aufsichtsrats sind über die Geschäftsadresse der Gesellschaft zu erreichen.

Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung von EUR 25.000. Der Vorsitzende des Aufsichtsrats erhält das Zweieinhalbfache, der Stellvertreter das Anderthalbfache der Vergütung. Mitglieder von Ausschüssen – ausgenommen der Ausschuss nach § 27 Abs. 3 MitbestG – erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,1-fache der Jahresvergütung für jedes Amt in einem Ausschuss. Vorsitzende von Ausschüssen erhalten das 0,25-fache der Jahresvergütung; dies gilt nicht für den Vorsitzenden des Aufsichtsrats und den Vorsitzenden des Ausschusses nach § 27 Abs. 3 MitbestG. Die Vergütungen sind jährlich nach Ablauf des Geschäftsjahres zu zahlen. Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrates für Sitzungen des Aufsichtsrates und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von EUR 1.500 pro Sitzung, jedoch höchstens EUR 1.500 je Kalendertag. Für die Mitglieder des Aufsichtsrats besteht Versicherungsschutz über eine D&O-Versicherung (siehe dazu „*Geschäftsüberblick— Versicherungen*").

Im Geschäftsjahr 2004/2005 betrugen die Gesamtbezüge der Mitglieder des Aufsichtsrats der Gesellschaft bzw. des bei der Demag Cranes & Components GmbH mit identischer Besetzung bestehenden Aufsichtsrats insgesamt EUR 72.000. Die Mitglieder des Aufsichtsrats der Gesellschaft erhalten allein für ihre Tätigkeit im Aufsichtsrat keine Pensions- oder Rentenzahlungen. Entsprechende Rückstellungen wurden im Geschäftsjahr 2004/2005 nicht gebildet.

Gegen die Mitglieder des Aufsichtsrats wurden in den letzten fünf Jahren keinerlei Sanktionen wegen der Verletzung in- oder ausländischer Bestimmungen des Kapitalmarktrechts verhängt. Ferner erfolgten gegen die Mitglieder des Aufsichtsrats in diesem Zeitraum keine Schuldsprüche in Bezug auf betrügerische Straftaten. Herr Schuchmann war Vorsitzender des Vorstands des RKW Nordrhein-Westfalen e.V., der am 19. Mai 2003 Insolvenzantrag gestellt hat und anschließend mit dem RKW Nord zum RKW NordWest zusammengeführt wurde. Herr Gorenflos war in den letzten fünf Jahren als Geschäftsführer an den freiwilligen Liquidationen der Blade Holding One S.à r.l., Luxemburg, und der SR Portfolio Holding (A) S.à r.l., Luxemburg, beteiligt. Herr Dr. Heidsieck war in den letzten fünf Jahren als Liquidator an den freiwilligen Liquidationen der SR Portfolio Holding (A) S.à r.l., Luxemburg, beteiligt. Im Übrigen waren die Mitglieder des Aufsichtsrats in den letzten fünf Jahren nicht an Konkursen, Insolvenzverfahren oder Liquidationen beteiligt. Gegen die Mitglieder des Aufsichtsrats wurden in den letzten fünf Jahren keinerlei öffentliche Anschuldigungen und/oder Sanktionen seitens Regulierungsbehörden (einschließlich designierter Berufsverbände) verhängt, noch wurden sie jemals vor einem Gericht für die Mitgliedschaft in einem Verwaltungs-, Management- oder Aufsichtsorgan einer Gesellschaft oder für ihre Tätigkeit im Management oder die Führung der Geschäfte einer Gesellschaft als untauglich angesehen.

Herr Dr. Heidsieck ist Geschäftsführer der Demag Investments S.à r.l., der Stabilus Luxembourg 2 (d) S.à r.l., der Stabilus B.V., der DCC Luxembourg 2 S.à r.l. und der Gottwald Luxembourg 2 (b) S.à r.l. Herr Gorenflos ist Mitglied des Board of Directors der Demag Holding

S.à r.l., der SR Portfolio Holding (C) S.à r.l. und der SR Portfolio Holding (B) S.à r.l. Weitere Tätigkeiten von Aufsichtsratmitgliedern bei unmittelbaren oder mittelbaren Aktionären der Gesellschaft sind nicht vorhanden.

Die Mitglieder des Aufsichtsrats halten zurzeit unmittelbar keine Aktien der Gesellschaft. Sie sind berechtigt, Aktien der Gesellschaft im Rahmen des Angebots bevorrechtigt zu zeichnen. Herr Dr. Heidsieck und Herr Hack sind Kommanditisten der DCC Management Beteiligungs GmbH & Co. KG. Herr Dr. Heidsieck ist ferner Kommanditist der Gottwald Management Beteiligungs GmbH & Co. KG. Die DCC Management Beteiligungs GmbH & Co. KG ist mit 8,0% an der Gesellschaft beteiligt, die Gottwald Management Beteiligungs GmbH & Co. KG mit 3,1%.

Die Gesellschaft hat Aufsichtsratsmitgliedern derzeit weder Darlehen gewährt noch Bürgschaften oder Gewährleistungen für sie übernommen. Die Aufsichtsratsmitglieder waren und sind nicht an Geschäften außerhalb des statutarischen Unternehmensgegenstands oder an anderen der Form oder der Sache nach ungewöhnlichen Geschäften der Gesellschaft während des laufenden und des vorhergehenden Geschäftsjahres oder an derartigen ungewöhnlichen Geschäften, die noch nicht endgültig abgeschlossen sind, in weiter zurückliegenden Geschäftsjahren beteiligt. Es bestehen keine Dienstleistungsverträge zwischen der Gesellschaft und den Mitgliedern des Aufsichtsrats, die bei Beendigung des Dienstleistungsverhältnisses besondere Vergünstigungen vorsehen.

Sofern Aufsichtsratsmitglieder unmittelbar oder mittelbar Aktien der Gesellschaft halten, kann neben ihrer Organstellung ein besonderes Interesse aus diesem Aktienbesitz bestehen. Im Übrigen haben die Mitglieder des Aufsichtsrats der Gesellschaft im Hinblick auf ihre privaten Interessen oder sonstigen Verpflichtungen keine Interessenskonflikte in Bezug auf Verpflichtungen gegenüber der Demag Cranes AG.

Es bestehen keine verwandtschaftlichen Beziehungen zwischen Mitgliedern des Aufsichtsrats untereinander oder zu Mitgliedern des Vorstands der Gesellschaft oder zu Mitgliedern des oberen Managements.

Oberes Management

Das obere Management von Demag Cranes umfasst zwei Personen, welche die Geschäftsbereiche Industriekrane und Hafentechnologie leiten. Daneben leitet Herr Joos den Geschäftsbereich Services.

Dr.-Ing. Thomas Zipse (* 1956 in Stuttgart): Dr. Thomas Zipse leitet den Geschäftsbereich Industriekrane von Demag Cranes einschließlich der Verantwortung für die weltweite Produktion und ist Geschäftsführer der Demag Cranes & Components GmbH. Nach einem Studium des Maschinenwesens an der Universität Stuttgart war er von 1981 bis 1986 als wissenschaftlicher Mitarbeiter am Fraunhofer-Institut für Produktionstechnik und Automatisierung (IPA) in Stuttgart tätig. Von 1986 bis 1987 war Herr Dr. Zipse Abteilungsleiter bei C.H.F. Müller in Hamburg, einem Unternehmensbereich der Philips GmbH, der Anlagen der Röntgendiagnostik und -therapie herstellt. In den Jahren 1987 bis 1989 arbeitete er als Abteilungsleiter für Planung und Steuerung bei der SKF GmbH, Schweinfurt, und wechselte dann zur Motorenwerke Mannheim AG, wo er bis 1991 als Leiter der Hauptabteilung Materialwirtschaft und Einkauf tätig war. In den Jahren 1992 bis 1997 war Herr Dr. Zipse zunächst Leiter des Bereichs Logistik bei der Brose Fahrzeugteile GmbH & Co. KG in Coburg und dann zusätzlich Leiter des Montagewerks am Stammsitz des Unternehmens. 1997 wechselte er zu der KS Kolbenschmidt GmbH, Neckarsulm, wo er zuletzt als Geschäftsführer im Bereich Produktion tätig war. Seit April 2005 verantwortet er die Produktion bei der Demag Cranes & Components GmbH und ist dort seit Juni 2005 Geschäftsführer im Bereich Produktion. Er ist Mitglied im Beirat der KAMAX-Werke Rudolf Kellermann GmbH, Homberg/Ohm.

Dr. Mathias Dobner (* 1961 in Kassel): Dr. Mathias Dobner leitet den Geschäftsbereich Hafentechnologie von Demag Cranes und ist Geschäftsführer der Gottwald Port Technology GmbH. Nach einem Maschinenbaustudium an der RWTH Aachen war Dr. Mathias Dobner zwischen 1990 und 1996 als Wissenschaftlicher Angestellter am Institut für Schweißtechnik der RWTH Aachen beschäftigt. Nach seiner Promotion zum Dr.-Ing. begann er 1996 seine industrielle Laufbahn im Bereich Hafenautomatisierung der Mannesmann Demag Fördertechnik AG und war seit 1998 Leiter der Abteilung Systementwicklung im Geschäftsbereich Gottwald. Im Juli 2004 wurde er zum Technischen Geschäftsführer der Gottwald Port Technology GmbH berufen.

Die Mitglieder des oberen Managements sind unter der Geschäftsadresse der Gesellschaft erreichbar.

Gegen die Mitglieder des oberen Managements wurden in den letzten fünf Jahren keinerlei Sanktionen wegen der Verletzung in- oder ausländischer Bestimmungen des Kapitalmarktrechts verhängt. Ferner erfolgten gegen die Mitglieder des oberen Managements in diesem Zeitraum keine Schuldsprüche in Bezug auf betrügerische Straftaten. Die Mitglieder des oberen Managements waren in den letzten fünf Jahren nicht an Konkursen, Insolvenzverfahren oder Liquidationen beteiligt. Gegen die Mitglieder des oberen Managements wurden in den letzten fünf Jahren keinerlei öffentliche Anschuldigungen und/oder Sanktionen seitens Regulierungsbehörden (einschließlich designierter Berufsverbände) verhängt, noch wurden sie jemals vor einem Gericht für die Mitgliedschaft in einem Verwaltungs-, Management- oder Aufsichtsorgan einer Gesellschaft oder für ihre Tätigkeit im Management oder die Führung der Geschäfte einer Gesellschaft als untauglich angesehen.

Als Mitglieder von Geschäftsführungsorganen der DCC HoldCo 3 (drei) GmbH und ihrer Tochtergesellschaften (Herr Dr. Zipse) bzw. der Gottwald HoldCo 3 (drei) GmbH und ihrer Tochtergesellschaften (Herr Dr. Dobner) erhielten Herr Dr. Zipse und Herr Dr. Dobner für das Geschäftsjahr 2004/2005 Vergütungszahlungen (einschließlich von Boni und Sachbezügen) in Höhe von insgesamt EUR 420.498,90.

Für die Mitglieder des oberen Managements sind in dem IFRS-Konzernabschluss der DCC HoldCo 3-Gruppe zum 30. September 2005 und dem IFRS-Konzernabschluss der Gottwald HoldCo 3-Gruppe zum 30. September 2005 Rückstellungen für Pensions- und Rentenzahlungen in Höhe von EUR 111.253 enthalten.

Die Mitglieder des Oberen Managements halten zurzeit unmittelbar keine Aktien der Gesellschaft. Herr Dr. Zipse ist Kommanditist der DCC Management Beteiligungs GmbH & Co. KG, die mit 8,0% an der Gesellschaft beteiligt ist. Herr Dr. Dobner ist Kommanditist der Gottwald Management Beteiligungs GmbH & Co. KG, die mit 3,1% an der Gesellschaft beteiligt ist. Die Mitglieder des oberen Managements sind Berechtigte eines Matching Stock Programms (siehe dazu „*Aktionärstruktur und Beteiligungsprogramme—Matching Stock Programm*") und sind berechtigt, Aktien der Gesellschaft im Rahmen des Angebots bevorrechtigt zu zeichnen.

Sofern Mitglieder des oberen Managements unmittelbar oder mittelbar Aktien der Gesellschaft halten, kann neben ihrem Anstellungsvertrag ein besonderes Interesse aus diesem Aktienbesitz bestehen. Im Übrigen haben die Mitglieder des oberen Managements der Gesellschaft im Hinblick auf ihre privaten Interessen oder sonstigen Verpflichtungen keine Interessenkonflikte in Bezug auf Verpflichtungen gegenüber der Demag Cranes AG.

Es bestehen keine verwandtschaftlichen Beziehungen zwischen Mitgliedern des oberen Managements untereinander oder zu Mitgliedern des Vorstands oder des Aufsichtsrats der Gesellschaft.

Hauptversammlung

Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 km um den Sitz der Gesellschaft statt. Jede Stückaktie gewährt in der Hauptversammlung eine Stimme. Beschränkungen des Stimmrechts bestehen nicht. Das Stimmrecht entsteht erst mit der vollständigen Leistung der Einlage.

Beschlüsse werden, soweit nicht zwingende gesetzliche Vorschriften entgegenstehen, mit einfacher Mehrheit der abgegebenen Stimmen und, sofern das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, mit der einfachen Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst. Nach dem Aktienrecht erfordern Beschlüsse von grundlegender Bedeutung neben der Mehrheit der abgegebenen Stimmen auch eine Mehrheit von mindestens drei Viertel des bei der Beschlussfassung vertretenen Grundkapitals. Zu diesen Beschlüssen mit grundlegender Bedeutung gehören insbesondere:

- Die Änderung des Gegenstandes der Gesellschaft,
- Kapitalerhöhung mit Ausschluss des Bezugsrechts,
- Kapitalherabsetzung,

- die Schaffung von genehmigtem oder bedingtem Kapital,
- Verschmelzung, Auf- oder Abspaltung oder Ausgliederung sowie die Übertragung des gesamten Vermögens der Gesellschaft,
- der Abschluss von Unternehmensverträgen (insbesondere Beherrschungs- und Ergebnisabführungsverträge),
- der Wechsel der Rechtsform der Gesellschaft, und
- die Auflösung der Gesellschaft.

Die Einberufung der Hauptversammlung kann durch den Vorstand, den Aufsichtsrat oder die Aktionäre, deren Anteile zusammen 5% des Grundkapitals erreichen, veranlasst werden. Die Aktionäre oder Aktionärsvereinigungen können im Aktionärsforum des elektronischen Bundesanzeigers andere Aktionäre auffordern, gemeinsam oder in Vertretung einen solchen Antrag zu stellen. Sofern das Wohl der Gesellschaft es erfordert, hat der Aufsichtsrat eine Hauptversammlung einzuberufen. Die jährliche ordentliche Hauptversammlung findet innerhalb der ersten acht Monate eines jeden Geschäftsjahres statt. Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nach der Satzung der Gesellschaft diejenigen Aktionäre berechtigt, die rechtzeitig angemeldet sind. Die Anmeldung muss der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse spätestens am siebten Tag vor der Versammlung zugehen. Sie bedarf der Textform und muss in deutscher oder englischer Sprache erfolgen. Die Aktionäre müssen außerdem ihre Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts nachweisen. Dazu ist ein in Textform erstellter Nachweis ihres Anteilsbesitzes durch das depotführende Kreditinstitut oder Finanzdienstleistungsinstitut ausreichend. Der Nachweis muss in deutscher oder englischer Sprache erfolgen und der Gesellschaft ebenfalls spätestens am siebten Tag vor der Versammlung zugehen.

Weder das deutsche Recht noch die Satzung der Gesellschaft beschränkt das Recht nicht in Deutschland ansässiger oder ausländischer Inhaber von Aktien, die Aktien zu halten oder die mit ihnen verbundenen Stimmrechte auszuüben.

Die Rechte der Inhaber von Aktien können grundsätzlich nur mit Zustimmung der betroffenen Aktionäre geändert werden. Sollen Aktien einer anderen Gattung geschaffen werden, bedarf es – außer einer Drei-Viertel-Mehrheit zur Änderung der Satzung – eines Sonderbeschlusses der betroffenen Aktionäre, die ebenfalls mit Drei-Viertel-Mehrheit zustimmen müssen. Abweichungen von den gesetzlichen Vorschriften zur Änderung der Rechte der Aktionäre bestehen nicht.

Corporate Governance

Die Gesellschaft identifiziert sich mit den Zielen des Deutschen Corporate Governance Kodex (nachfolgend auch der „Kodex"), den Grundsätzen einer transparenten, verantwortlichen und auf Wertsteigerung ausgerichteten Führung und Kontrolle des Unternehmens. Aufsichtsrat und Vorstand sowie alle Führungskräfte und Mitarbeiter des Demag Cranes-Konzerns sind dieser Zielsetzung verpflichtet. Der Vorstand der Demag Cranes AG zeichnet verantwortlich für die konzernweite Beachtung der Corporate Governance-Grundsätze.

Die Gesellschaft beabsichtigt, den Empfehlungen des Deutschen Corporate Governance Kodex in der Fassung vom 2. Juni 2005 weitgehend zu folgen. Einzelheiten werden zwischen Vorstand und Aufsichtsrat noch abgestimmt. Bereits jetzt ist vorgesehen, den Empfehlungen in Ziffer 5.4.7 und Ziffer 3.8 des Kodex nicht zu folgen, da die Satzung keine erfolgsabhängigen Vergütungskomponenten für Aufsichtsratsmitglieder vorsieht und die D&O-Versicherungen keinen Selbstbehalt vorsehen.

AKTIONÄRSSTRUKTUR UND BETEILIGUNGSPROGRAMME

Aktionärsstruktur

Die folgende Übersicht zeigt die Namen der Aktionäre und deren Beteiligung am Grundkapital der Gesellschaft vor dem Angebot sowie nach Abschluss des Angebots, d.h. unter der Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung der Greenshoe-Option.

	Aktienbesitz			
	vor dem Angebot		nach Abschluss des Angebots	
Name des Aktionärs	**Stückaktien**	**in %**	**Stückaktien**	**in %**
DCC Luxembourg 2 S.à r.l.[1]	9.906.800	46,8	3.863.683	18,3
Gottwald Luxembourg 2(b) S.à r.l.[1]	8.906.883	42,1	0	0,0
DCC Management Beteiligungs GmbH & Co. KG[2]	1.696.000	8,0	1.696.000	8,0
Gottwald Management Beteiligungs GmbH & Co. KG[2]	663.310	3,1	663.310	3,1
Free float	0	0	14.950.000	70,6
Gesamt	**21.172.993**	**100,0**	**21.172.993**	**100,0**

(1) Die DCC Luxembourg 2 S.à r.l. und die Gottwald Luxembourg 2(b) S.à r.l. sind Kapitalgesellschaften luxemburgischen Rechts, die zu 100% (indirekt) von der Demag Holding S.à r.l. gehalten werden. Die Demag Holding S.à r.l. wird indirekt beherrscht durch Private-Equity-Investmentfonds, die von Kohlberg Kravis Roberts & Co. L.P. („KKR") beraten werden (KKR European Fund, Limited Partnership, KKR 1996 Fund (Overseas), Limited Partnership sowie KKR Partners (International), Limited Partnership). Diese halten zusammen indirekt 81% der Anteile an der Demag Holding S.à r.l. Außerdem ist die Siemens AG, Berlin und München, an der Demag Holding S.à r.l. beteiligt (19%).

(2) DCC Management Beteiligungs GmbH & Co. KG und die Gottwald Management Beteiligungs GmbH & Co. KG sind Beteiligungsvehikel, über die führende Mitarbeiter von Demag Cranes (vorwiegend in Deutschland), einschließlich der Mitglieder des Vorstands der Gesellschaft, nach Maßgabe der Bedingungen des Managementbeteiligungsprogramms (das „MEP") indirekt an der Gesellschaft beteiligt sind.

In Abhängigkeit vom Umfang der Platzierung des Angebots und/oder der Ausübung der Greenshoe-Option können die abgebenden Aktionäre nach Abschluss des Angebots zusammen auch weiterhin über 30% der Aktien der Gesellschaft halten.

Matching Stock Programm

Nach Beendigung des Managementbeteiligungsprogramms (siehe auch „*Geschäfte und Rechtsbeziehungen zu nahe stehenden Personen—Managementbeteiligungsprogramm*") wurde bei der Gesellschaft im Rahmen des Börsengangs ein so genanntes Matching Stock Programm (das „MSP") eingeführt. Teilnahmeberechtigt am MSP sind ca. 65 führende Mitarbeiter der Gesellschaft und ihrer direkten und indirekten Tochtergesellschaften, einschließlich der Mitglieder des Vorstands der Gesellschaft. Ziel des MSP ist es, den Führungskräften der Gesellschaft und ihrer direkten und indirekten Tochtergesellschaften ein kapitalmarktorientiertes Incentivierungsprogramm anzubieten.

Gemäß den MSP-Bedingungen ist jeder MSP-Teilnehmer verpflichtet, im Rahmen des MSP bis zu einem individuell vorgegebenen maximalen Investitionsvolumen (das insgesamt für alle MSP-Teilnehmer maximal EUR 2,0 Mio. betragen darf) aus eigenen Mitteln Aktien der Gesellschaft zu erwerben (die „MSP-Aktien"). Der Vorstand hat die Möglichkeit, neben seinen Investitionen bei Programmstart nach Ablauf von zwölf Monaten weitere MSP-Aktien in das Programm einzubringen, die auch aus dem Managementbeteiligungsprogramm (siehe „*Geschäfte und Rechtsbeziehungen mit nahe stehenden Personen—Managementbeteiligungsprogramm*") stammen können. Sämtliche MSP-Aktien werden sodann zugunsten des betreffenden MSP-Teilnehmers auf einem Sperrdepot für die Laufzeit seiner Teilnahme am MSP gesperrt. Im Abstand von jeweils zwölf Monaten teilt die Gesellschaft insgesamt fünfmal jedem MSP-Teilnehmer pro MSP-Aktie bis zu 6 virtuelle, so genannte Phantomaktien zu. Die Phantomaktien können nach Ablauf von zwei Jahren nach Zuteilung zu feststehenden Zeitpunkten „ausgeübt" werden, falls bestimmte Ausübungshürden, die an den Verlauf des Börsenkurses der Aktie der Gesellschaft seit Zuteilung der relevanten Phantomaktien anknüpfen, erreicht sind. Phantomaktien, die sieben Jahre nach Beginn des MSP nicht ausgeübt sind, verfallen.

Sofern bei Erreichen der Erfolgshürden die Phantomaktien ausgeübt werden, wird die Differenz zwischen dem Börsenkurs der Aktie der Gesellschaft bei Ausübung der relevanten

Phantomaktien und dem Börsenkurs der Aktie der Gesellschaft bei der Zuteilung der Phantomaktie (zuzüglich eines Aufschlags von 10%) – nach Einbehalt von Lohnsteuer und anderen Abgaben – von der Gesellschaft dem MSP-Teilnehmer vergütet. Die von der Gesellschaft zu tragenden Kosten des MSP erhöhen sich daher mit steigendem Börsenkurs der Aktie der Gesellschaft in dem relevanten Zeitraum. Die MSP-Teilnehmer sind verpflichtet, den Vergütungsbetrag für den Kauf von Aktien der Gesellschaft zu verwenden, und haben die Gesellschaft beauftragt, diesen Kauf (im Namen und für Rechnung der MSP-Teilnehmer) durchzuführen. Die Gesellschaft wird die hierzu erforderlichen Aktien im Namen und für Rechnung der MSP-Teilnehmer über die Börse erwerben. Nach Ablauf von zwei Jahren nach Einbuchung dieser Aktien in dem Sperrdepot des jeweiligen MSP-Teilnehmers kann dieser frei über sie verfügen.

Scheiden MSP-Teilnehmer vor Ende der Laufzeit des MSP als Mitarbeiter der Gesellschaft oder einer ihrer direkten oder indirekten Tochtergesellschaften aus, so verfallen sämtliche Ansprüche auf noch nicht zugeteilte Phantomaktien. Unter bestimmten Voraussetzungen werden bereits zugeteilte, aber noch nicht ausgeübte Phantomaktien angemessen abgerechnet.

GESCHÄFTE UND RECHTSBEZIEHUNGEN MIT NAHE STEHENDEN PERSONEN

Managementbeteiligungsprogramm

Bezüglich der Gesellschaft bestehen Verträge zu Managementbeteiligungen (die „Managementbeteiligungsverträge"), die mit Wirkung zum ersten Tag des Börsenhandels von Aktien der Gesellschaft beendet werden. Dazu gehören ein am 26. November 2003 abgeschlossenes „Shareholders and Co-Investment Agreement Regarding the Implementation of a Manager Equity Program for the DCC Group" und ein „Investment Agreement for Certain Managers of the DCC Group" vom 22. Juli 2005. Parteien dieser beiden Verträge waren neben einzelnen Managern der DCC HoldCo 3-Gruppe die Demag Holding S.à r.l., die Demag Investments S.à r.l., die DCC Luxembourg 2 S.à r.l., die Gesellschaft sowie die DCC Management Beteiligungs GmbH & Co. KG, ihre Komplementärin, die Demag Management Equity Participation Verwaltungs GmbH, und ihre Kommanditistin, die Demag MEP Beteiligungs GmbH. Weiterhin wurde am 8. Juli 2004 ein „Shareholders and Co-Investment Agreement Regarding the Implementation of a Manager Equity Program for the Gottwald Group" zwischen einzelnen Managern der Gottwald HoldCo 3-Gruppe, der Demag Holding S.à r.l., der Demag Investments S.à r.l., der Gottwald Luxembourg 2 (b) S.à r.l., der Gesellschaft, der Gottwald Management Beteiligungs GmbH & Co. KG, der Demag Management Equity Participation Verwaltungs GmbH und der Demag MEP Beteiligungs GmbH abgeschlossen.

In Zusammenhang mit dem Abschluss der Managementbeteiligungsverträge haben Führungskräfte der Gesellschaft und verbundener Unternehmen Kommanditbeteiligungen an der DCC Management Beteiligungs GmbH & Co. KG oder der Gottwald Management Beteiligungs GmbH & Co. KG oder an beiden Kommanditgesellschaften erworben. Komplementärin der DCC Management Beteiligungs GmbH & Co. KG und der Gottwald Management Beteiligungs GmbH & Co. KG ist die Demag Management Equity Participation Verwaltungs GmbH, die zu 100% von der Demag Investments S.à r.l. gehalten wird. Die Komplementärin hält keine Kapitalbeteiligung an der DCC Management Beteiligungs GmbH & Co. KG bzw. der Gottwald Management Beteiligungs GmbH & Co. KG.

Die DCC Management Beteiligungs GmbH & Co. KG und die Gottwald Management Beteiligungs GmbH & Co. KG sind zum Zwecke einer in diesen Gesellschaften gepoolten Manager-Beteiligung gegründet worden und haben Anteile an der Gesellschaft erworben. Die DCC Management Beteiligungs GmbH & Co. KG hält 1.696.000 Aktien an der Gesellschaft, das entspricht einer Beteiligung von 8,0%. Die Gottwald Management Beteiligungs GmbH & Co. KG hält 663.310 Aktien an der Gesellschaft, was einer Beteiligung von 3,1% entspricht. Neben den Managern ist die Demag MEP Beteiligungs GmbH, eine 100%-ige Tochtergesellschaft von Demag Investments S.à r.l., als Kommanditistin an der DCC Management Beteiligungs GmbH & Co. KG und der Gottwald Management Beteiligungs GmbH & Co. KG beteiligt. Sie hält 10,7% der Kommanditanteile der DCC Management Beteiligungs GmbH & Co. KG und 19,4% der Kommanditanteile der Gottwald Management Beteiligungs GmbH & Co. KG. Ziel dieser Beteiligung der Demag MEP Beteiligungs GmbH war es insbesondere, auf diese Weise Kommanditanteile für eventuell später beitretende Manager vorzuhalten.

Die von DCC Management Beteiligungs GmbH & Co. KG und Gottwald Management Beteiligungs GmbH & Co. KG gehaltenen Anteile stehen wirtschaftlich den Managern entsprechend der Höhe ihrer Kommanditbeteiligung zu. Ausgenommen davon ist nur die geringe Anzahl der Aktien, die rechnerisch auf die Minderheitsbeteiligung der Demag MEP Beteiligungs GmbH an der DCC Management Beteiligungs GmbH & Co. KG und der Gottwald Management Beteiligungs GmbH & Co. KG entfallen. Diese stehen wirtschaftlich der Demag MEP Beteiligungs GmbH zu.

Nach Ablauf des für die jeweilige KG geltenden Verkaufsbeschränkung (siehe dazu „*Das Angebot—Marktschutzvereinbarung*") sind die Manager berechtigt, von der DCC Management Beteiligungs GmbH & Co. KG oder der Gottwald Management Beteiligungs GmbH & Co. KG einen Verkauf der ihnen entsprechend der Höhe ihrer Kommanditbeteiligung wirtschaftlich zustehenden Aktien über die Börse oder eine Übertragung der Aktien auf sich zu verlangen. Dies ergibt sich aus dem Gesellschaftsvertrag der beiden Kommanditgesellschaften.

Bei Beendigung der Managementbeteiligungsverträge wurde zwischen den Parteien vereinbart, dass die Gesellschaft weiterhin die Verwaltungskosten der beiden Kommanditgesellschaften bis zum Ablauf der Marktschutzvereinbarung trägt oder, falls dieser Zeitpunkt später liegt, bis zum

Ausscheiden der Demag MEP Beteiligungs GmbH und der Demag Management Equity Participation Verwaltungs GmbH aus der DCC Management Beteiligungs GmbH & Co. KG und der Gottwald Management Beteiligungs GmbH & Co. KG.

Verträge mit der Siemens AG und mit der Siemens AG verbundenen Unternehmen

Die Siemens AG, Berlin und München, ist unmittelbar mit 19% am Stammkapital der Demag Holding S.à r.l., Luxemburg, beteiligt. Die Demag Holding S.à r.l. beherrscht mittelbar ihrerseits die DCC Luxembourg 2 S.à r.l. und die Gottwald Luxembourg 2 (b) S.à r.l., die derzeitigen Hauptaktionäre der Gesellschaft. Es bestanden und bestehen verschiedene Verträge zu marktüblichen Bedingungen zwischen Unternehmen des Demag Cranes-Konzerns und des Siemens-Konzerns.

Herstellung, Lieferung und Service von Getriebemotoren

Am 30. April 2002 vereinbarten die Siemens AG und die Demag Cranes & Components GmbH eine Kooperation über die Herstellung von Getriebemotoren. Die Demag Cranes & Components GmbH hat Motoren zu fest vereinbarten Konditionen von der Siemens AG gekauft und diese mit eigenen Getrieben zu Siemens-Getriebemotoren montiert, geprüft und an die Endkunden versandt. Der Rahmenvertrag wurde mit Vereinbarung vom 18. Februar 2004 zum 31. Januar 2005 aufgelöst. In geringem Umfang stellt die Demag Cranes & Components GmbH auf Einzelbestellung der Siemens AG auch heute noch Siemens-Getriebemotoren her. Insgesamt wurden seit April 2002 in diesem Bereich von der Siemens AG rund EUR 3,6 Mio. an die Demag Cranes & Components GmbH gezahlt, wobei die Demag Cranes & Components GmbH für den Zukauf der Motoren im gleichen Zeitraum rund EUR 1,8 Mio. an die Siemens AG überwies.

Mit Vertrag vom 12. September 2002 haben die Siemens AG und die Demag Cranes & Components GmbH eine Servicevereinbarung in Ergänzung zum Rahmenvertrag über Siemens-Getriebemotoren vom 30. April 2002 geschlossen, mit der die Demag Cranes & Components GmbH unter anderem autorisiert wurde, an den Vertragsprodukten Reparatur- und Serviceleistungen zu erbringen. Die Vereinbarung trat am 12. September 2002 in Kraft und endet im Jahr 2007.

Mit einem weiteren Rahmenvertrag vom 4./17. Juli 2001 hat die Siemens Dematic AG, Nürnberg, von der Demag Cranes & Components GmbH Getriebemotoren bezogen. Unter diesem Vertrag wurden unter anderem zwei Großprojekte (betreffend den Flughafen Paris im Jahr 2001 und den Flughafen Madrid im Jahr 2002) sowie weitere Einzellieferungen abgewickelt. Der Rahmenvertrag wurde zum 31. Dezember 2004 gekündigt, die Gewährleistung im Rahmen der beiden Großprojekte läuft noch bis zum 31. Dezember 2006 bzw. zum 4. August 2007. Die Demag Cranes & Components GmbH hat unter dem Rahmenvertrag Umsätze von rund EUR 12,8 Mio. im Geschäftsjahr 2002/2003, EUR 4,3 Mio. im Geschäftsjahr 2003/2004 und EUR 3,3 Mio. im Geschäftsjahr 20004/2005 getätigt.

IT-Serviceverträge

Im IT-Bereich besteht eine Vereinbarung zwischen der Siemens Business Services GmbH & Co. OHG, Essen, und der Demag Cranes & Components GmbH bezüglich des Betriebs von EDI-Prozessen (Electronic Data Interchange). Die Siemens Business Services GmbH & Co. OHG hat seit 2002 in diesem Bereich eine Vergütung von EUR 101.671 vereinnahmt.

Unter einem Dienstleistungsvertrag mit der Siemens Dematic AG, Nürnberg, vom 30. August 2002 hat die Demag Cranes & Components GmbH als Rechtsnachfolgerin der Demag Cranes & Components GmbH & Co. KG Unterstützungsleistungen in den Bereichen Personalbetreuung, Personalabrechnung und systemtechnische Betreuung sowie in Aus- und Fortbildung zur Verfügung gestellt. Der Umfang der vertragsgegenständlichen Leistungen wurde kontinuierlich reduziert. So erhielt die Demag Cranes & Components GmbH im Geschäftsjahr 2002/2003 noch einen niedrigen siebenstelligen Betrag, der sich bis zum Geschäftsjahr 2004/2005 auf einen Betrag im niedrigen fünfstelligen Bereich reduzierte. Anfang 2006 wurde der Vertrag beendet.

Sonstige Verträge

Zwischen der Demag Cranes & Components GmbH und der Siemens AG besteht ein Dienstleistungsvertrag vom 10. Juli 2001 zur Umsetzung der Verpflichtungen der Demag Cranes & Components GmbH sowie ihrer Tochter- und Beteiligungsgesellschaften aus der betrieblichen Altersversorgung. Die Siemens AG verwaltet die bestehenden Versorgungszusagen des Essener Verbandes und betreut neue Versorgungszusagen. Die Siemens AG erhält unter diesem Vertrag eine jährliche Zahlung von rund EUR 21.000.

Die Demag Cranes & Components AG, Dietlikon (Schweiz) hat an die Siemens AG, Salzburg (Österreich), mit Vertrag vom Februar 2006 bestimmte Komponenten im Wert von rund EUR 139.500 zum Zwecke der Modernisierung von Anlagen geliefert. Ferner hat die Gottwald Port Technology GmbH mit Vertrag vom 21. Dezember 2005 von der Siemens AG Schalter und weitere Komponenten im Wert von EUR 7.136 bezogen.

Mit der Mannesmann Demag Krauss-Maffei AG („MDKM"), einem Tochterunternehmen der Siemens AG, besteht ein Lizenzvertrag für die Marke „Demag" (siehe dazu *„Geschäftstätigkeit—Forschung und Entwicklung, Patente, Lizenzen und Marken"*).

Von der Siemens Dematic SpA, Agrate Brianza (Italien), mietet die Demag Cranes & Components SpA, Agrate Brianza (Italien), Räume für einen jährlichen Mietzins von derzeit rund EUR 150.000.

Die Unternehmen des Demag Cranes-Konzerns haben ferner im üblichen Geschäftsgang Krane und Komponenten (einschließlich Serviceleistungen und einschließlich Getriebemotoren) an Unternehmen des Siemens-Konzerns im Gesamtwert von rund EUR 27,0 Mio. im Geschäftsjahr 2002/2003, rund EUR 10,6 Mio. im Geschäftsjahr 2003/2004 und rund EUR 7,8 Mio. im Geschäftsjahr 2004/2005 geliefert.

Verträge mit der Demag Holding S.à r.l. und mit der Demag Holding S.à r.l. verbundenen Unternehmen

Neben den Unternehmen des jetzigen Demag Cranes-Konzerns hat die Demag Holding S.à r.l. weitere Tochterunternehmen. Hierzu zählen die DCC Luxembourg 2 S.à r.l., Luxemburg, und die Gottwald Luxembourg 2(b) S.à r.l., Luxemburg, die ebenso zu 100% (indirekt) von der Demag Holding S.à r.l. gehalten werden wie die Demag Finance S.à r.l., Luxemburg, und die Demag Mezz S.à r.l., Luxemburg. Die Demag Investments S.à r.l., Luxemburg, ist eine direkte 100%-ige Tochtergesellschaft der Demag Holding S.à r.l. Ferner gehören die Gesellschaften der mpm-Gruppe und der Argillon-Gruppe zu den indirekten mehrheitlichen Tochtergesellschaften der Demag Holding S.à r.l.

Die Anteile an der Demag Holding S.à r.l. werden zu 81% indirekt von der Sunrise Investments (European Fund), Limited Partnership, und der Sunrise Investments (1996 Fund), Limited Partnership, (beides Investitionsvehikel von durch KKR beratenen Fonds), sowie zu 19% direkt von der Siemens AG gehalten.

Mit diesen Unternehmen und der Demag Holding S.à r.l. selbst unterhalten bzw. unterhielten Gesellschaften des Demag Cranes-Konzerns zu marktüblichen Bedingungen die nachfolgend aufgeführten Vertragsbeziehungen.

Einbringungsvertrag

Zum Einbringungsvertrag zwischen der Gesellschaft, der Gottwald Luxembourg 2 (b) S.à r.l. und der Gottwald Management Beteiligungs GmbH & Co. KG siehe *„Wesentliche Verträge—Sonstige wesentliche Vertragsverhältnisse—Einbringungsvertrag vom 18. Mai 2006"*.

Darlehensverträge

Im Zuge des Erwerbs des Demag Cranes-Konzerns und weiterer Gesellschaften (unter anderem der mpm-Gruppe und der Argillon-Gruppe) durch von KKR beratene Fonds, die an der Demag Holding S.à r.l. indirekt mit 81% beteiligt sind, von der Siemens AG wurde mit Verträgen vom 24. September 2002 eine umfassende Refinanzierung aller erworbenen Gesellschaften durchgeführt. In diesem Zusammenhang wurden verschiedene Darlehensverträge zwischen Gesellschaften des Demag Cranes-Konzerns mit nahe stehenden Unternehmen geschlossen. So

hat die Siemens AG der DCC HoldCo 4 (vier) GmbH und der Gottwald HoldCo 4 (vier) GmbH unter einer festverzinslichen Schuldverschreibung („Vendor Loan Note") Mittel in Höhe von insgesamt rund EUR 120 Mio. gewährt. Weiter haben die Sunrise Investments (European Fund), Limited Partnership, die Sunrise Investments (1996 Fund), Limited Partnership, und die Siemens AG der DCC HoldCo 3 (drei) GmbH (die heutige Demag Cranes AG) Mittel in Höhe von ursprünglich EUR 3,3 Mio. und der Gottwald HoldCo 3 (drei) GmbH ein Darlehen in Höhe von EUR 730.000 (im August 2003 auf EUR 830.000 erhöht) zur Verfügung gestellt („MEP-Loans"). Die Argillon GmbH, Redwitz, eine mittelbare mehrheitliche Tochtergesellschaft der Demag Holding S.à r.l. und die Stabilus HoldCo 6 (sechs) GmbH, Düsseldorf (zum damaligen Zeitpunkt eine mittelbare mehrheitliche Tochtergesellschaft der Demag Holding S.à r.l., die im Mai 2005 auf die Stab Dritte Holding GmbH, Koblenz, ein nicht mit der Demag Holding S.à r.l. verbundenes Unternehmen, verschmolzen wurde), haben rund EUR 14,6 Mio. (darunter ein kurzfristiges Darlehen an die Stabilus HoldCo 6 (sechs) GmbH mit Laufzeit vom 27. Januar 2003 bis zum 24. Februar 2003 in Höhe von EUR 5,0 Mio.) von der Demag Cranes & Components GmbH aufgenommen, die bis zum 11. Juli 2003 vollständig zurückgezahlt waren. Die DCC Luxembourg 2 S.à r.l. hat der DCC HoldCo 3 (drei) GmbH (heute die Demag Cranes AG) weitere Mittel in Höhe von EUR 65,0 Mio. ausgereicht, während die Gottwald HoldCo 3 (drei) GmbH ein Darlehen in Höhe von EUR 15,0 Mio. von der Gottwald Luxembourg 2 (b) S.à r.l. erhielt („Vanilla Loans"). Zudem erhielt die Gottwald Port Technology GmbH im Juni 2003 von der Argillon GmbH einen Betrag von EUR 7,0 Mio., der bereits im Juli/August 2003 zurückgeführt wurde.

Zwischen Februar 2004 und der Umsetzung der bestehenden Finanzierung im Januar 2005 fanden weitere Umfinanzierungsmaßnahmen der erworbenen Gesellschaften statt. So wurde die Vendor Loan Note, die ursprünglich am 24. September 2013 zur Rückzahlung fällig war, im Februar 2004 vorzeitig und die MEP-Loans bis Ende August 2004 zurückgeführt. Ebenfalls im Februar 2004 hat die Gottwald HoldCo 4 (vier) GmbH von der Omnetica Investment Ltd., Hull, Großbritannien, einer damals indirekten mehrheitlichen Tochtergesellschaft der Demag Holding S.à r.l., ein Darlehen in Höhe von EUR 5,1 Mio. aufgenommen, welches im August 2004 wieder getilgt wurde. Die Demag Cranes & Components GmbH hat Darlehen von der Argillon GmbH, (EUR 8,0 Mio.), der Omnetica Investment Ltd. (EUR 24,4 Mio.), der Demag Finance S.à r.l. (EUR 50,0 Mio.) und der Landis + Gyr Group GmbH, Nürnberg, einer damaligen indirekten mehrheitlichen Tochtergesellschaft der Demag Holding S.à r.l., (EUR 18,0 Mio.) erhalten, welche sämtlich im September 2004 zurückgezahlt wurden. Der Vanilla Loan an die DCC HoldCo 3 (drei) GmbH (der heutigen Demag Cranes AG) wurde zum 30. Juni 2004 in deren Eigenkapitalrücklage eingebracht. Die Gottwald HoldCo 3 (drei) GmbH hat den Vanilla Loan im Januar 2005 im Zuge der bestehenden Finanzierung zurückgeführt. Daneben bestanden umfangreiche Darlehensbeziehungen mit der Demag Mezz S.à r.l. und der Demag Finance S.à r.l., unter denen – vergleichbar mit der bestehenden Finanzierung – vornehmlich Bankdarlehen an die Gesellschaften des Demag Cranes-Konzerns in Form von Gesellschafterdarlehen weitergereicht wurden, unter anderem EUR 11,0 Mio. an die Demag Cranes & Components spol. s.r.o., Slany (Tschechische Republik), die den Betrag im Februar 2006 zurückzahlte.

Ende September 2004 hat die Stabilus B.V., Amsterdam (Niederlande), eine 100%-ige indirekte Tochtergesellschaft der Demag Holding S.à r.l., der DCC HoldCo 5 (fünf) GmbH ein Darlehen in Höhe von EUR 103,6 Mio. und der Gottwald Port Technology GmbH ein Darlehen in Höhe von EUR 10,2 Mio. gewährt. Die DCC Luxembourg 2 S.à r.l. hat am 14. Dezember 2004 über die Stabilus B.V. eine Zahlung in die Kapitalrücklage der DCC HoldCo 3 (drei) GmbH (der jetzigen Demag Cranes AG) in Höhe von EUR 100,0 Mio. geleistet. Die hierdurch freiwerdenden Mittel wurden an die DCC HoldCo 5 (fünf) GmbH weitergereicht, die in dieser Höhe das Darlehen der Stabilus B.V. zurückgeführt hat. Der verbleibende Betrag des Darlehens wurde im Zuge der Umsetzung der bestehenden Finanzierung im Januar 2005 an die Stabilus B.V. zurückgezahlt. Ihren Anspruch gegen die Gottwald Port Technology GmbH hat die Stabilus B.V. an die Demag Finance S.à r.l. abgetreten.

Ebenfalls im Rahmen der Refinanzierungsaktivitäten im Januar 2005 hat die Gottwald Port Technology GmbH ein bei der Demag Mezz S.à r.l. ausstehendes Darlehen (einschließlich aufgelaufener Zinsen) in Höhe von EUR 31,6 Mio. zurückgezahlt. Gegenüber der Demag Finance S.à r.l. wurden seitens der Gottwald Port Technology GmbH Darlehensverbindlichkeiten in Höhe von insgesamt rund EUR 9,7 Mio., seitens der DCC HoldCo 5 (fünf) GmbH in Höhe von insgesamt rund EUR 69,5 Mio. getilgt.

Alle noch bestehenden Beträge aus Darlehensverträgen mit nahe stehenden Personen werden im Rahmen der Abwicklung des Verkaufs der Angebotenen Aktien zurückgeführt.

Die Gottwald Port Technology GmbH hat Herrn Dirk Kießling, Mitglied des Vorstands der Demag Cranes AG, mit Vertrag vom 21. Oktober 1999 ein Darlehen im Betrag von rund EUR 10.226 gewährt. Das Darlehen wurde im April 2006 vollständig zurückgeführt.

Bestehende Finanzierung

Zu Verträgen im Zusammenhang mit der bestehenden Finanzierung des Demag Cranes-Konzerns siehe *„Wesentliche Verträge—Sonstige Wesentliche Vertragsverhältnisse—Finanzierungsverträge"*.

Cashpooling

Die Unternehmen des Demag Cranes-Konzerns in Deutschland, Frankreich, Großbritannien, Italien und Spanien sind neben der Argillon-Gruppe und der mpm-Gruppe in ein mehrstufiges Cashpooling (für Euro und Britische Pfund) mit der Commerzbank AG eingebunden, wobei der Cash-Pool über die mannesmann plastics machinery GmbH, München („Cash-Pool-Leader"), eine indirekt mehrheitliche Tochtergesellschaft der Demag Holding S.à r.l., geführt wird. Im Cash-Pool werden je Valutatag die Kontosalden der jeweiligen Tochtergesellschaften auf das Konto der Zwischenholdinggesellschaft DCC HoldCo 5 (fünf) GmbH übertragen (Zero Balancing), deren Konten sowie die Konten der Gottwald Port Technology GmbH wiederum mit dem Cash-Pool-Leader verrechnet werden. Der gesamte Cash-Pool wird durch eine unter der bestehenden Finanzierung gewährten Kreditlinie bei der Commerzbank AG in Höhe von EUR 10,0 Mio. abgedeckt. Daneben besteht über die JP Morgan Chase Bank NA, New York (USA) und London (Großbritannien), ein ebenfalls über den Cash-Pool-Leader geführter Cash-Pool (für US-Dollar) für die US-Gesellschaften, wobei hier die Konten der US-Gesellschaften nur bis zu einem bestimmten Sockelbetrag (Target Balancing) mit einem Konto der Demag Cranes & Components GmbH verrechnet werden, die ihre Kontosalden dann auf den Cash-Pool-Leader übertragen (Zero Balancing). Es ist vorgesehen, dass die Unternehmen des Demag Cranes-Konzerns im Juni 2006 im Zusammenhang mit dem Börsengang der Gesellschaft aus beiden Cash-Pools ausscheiden.

Intra Group Agreement

Im Zusammenhang mit dem Erwerb des heutigen Demag Cranes-Konzerns und weiteren Gesellschaften durch die Demag Holding S.à r.l. von der Siemens AG wurde am 23. September 2002 ein sog. „Intra Group Agreement" zwischen der Demag Holding S.à r.l. und ursprünglich 46 Zwischengesellschaften der Demag Holding S.à r.l. („Holding-Gesellschaften") geschlossen. In dem „Intra Group Agreement" wurden die Akquisitionsstruktur, die interne Finanzierung und die Rückführung von Finanzverbindlichkeiten aus der zu erwerbenden Gruppe festgelegt. Weiter wurde vereinbart, dass den Holding-Gesellschaften anstelle der Demag Holding S.à r.l. bestimmte Anteile an den von der Siemens AG erworbenen Gesellschaften sowie deren Vermögensgegenstände und Verbindlichkeiten übertragen werden. In besagtem „Intra Group Agreement" und in einem sog. „Clarification Agreement" ist geregelt, welche Rechte im Innenverhältnis den Holding-Gesellschaften und der Demag Holding S.à r.l. insbesondere gegenüber der Siemens AG zustehen. Dabei sind die jeweils erwerbenden Holding-Gesellschaften gegenüber der Demag Holding S.à r.l. berechtigt, von dieser zu verlangen, Rechte bzw. Ansprüche als Käuferin, die wirtschaftlich die Holding-Gesellschaften betreffen, gegenüber der Siemens AG unter dem Kaufvertrag geltend zu machen. Die Demag Holding S.à r.l. ist verpflichtet, alle Zahlungen, die sie in diesem Zusammenhang von der Siemens AG erhält, an die jeweils betroffene Holding-Gesellschaft durchzureichen. Die Holding-Gesellschaften haben wiederum die Demag Holding S.à r.l. ermächtigt, alle betroffenen Ansprüche abzuwickeln, aufzurechnen oder auf diese gegenüber der Siemens AG zu verzichten. Alle Gesellschaften des Demag Cranes-Konzerns werden mit Notierungsaufnahme der Aktien der Gesellschaft als Parteien aus dieser Vereinbarung ausscheiden.

Verträge mit der Demag Dienstleistungs GmbH

Mit Vertrag vom 1. Oktober 2003 zwischen der Demag Cranes & Components GmbH und der Demag Dienstleistungs GmbH, Düsseldorf, einer mittelbaren 100%-igen Tochtergesellschaft der Demag Holding S.à r.l., hat die Demag Dienstleistungs GmbH die Verwaltung der Vergütung der

Geschäftsführer der Demag Cranes & Components GmbH übernommen sowie Beratungsleistungen zu Struktur- und Strategiefragen erbracht. Solche Beratungsleistungen hat die Demag Dienstleistungs GmbH von den Geschäftsführern verschiedener Tochtergesellschaften der Demag Holding S.à r.l., unter anderem von Geschäftsführern der DCC HoldCo 3 (drei) GmbH, wie nachstehend beschrieben zugekauft. Gemäß Vertrag vom 30. September 2003 hat die Demag Dienstleistungs GmbH für die Gottwald Port Technology GmbH die Verwaltung der Geschäftsführervergütung übernommen. Die Vergütung der Demag Dienstleistungs GmbH für Verwaltungsleistungen besteht jeweils in einem Aufschlag von 5% auf die ihr entstandenen Kosten. Für Beratungsleistungen wurden der Demag Dienstleistungs GmbH entstandene Kosten erstattet. Die Demag Dienstleistungs GmbH übernimmt seit Mai 2006 auch die Abwicklung der Vergütung der Vorstandsmitglieder der Demag Cranes AG. Herr Harald Joachim Joos, Mitglied des Vorstands der Demag Cranes AG, hat mit der Demag Dienstleistungs GmbH am 28./29. November 2003 einen Beratervertrag abgeschlossen, unter dem er die Demag Dienstleistungs GmbH in gesellschaftsübergreifenden Struktur- und Strategiefragen beraten hat. Herr Klaus Moll, Dr. Thomas Zipse und Herr Dr. Horst J. Heiber, alle ehemals Geschäftsführer der DCC HoldCo 3 (drei) GmbH (der heutigen Demag Cranes AG), und Herr Alfred Hack, Mitglied des Aufsichtsrats der Demag Cranes AG, haben die Demag Dienstleistungs GmbH gemäß Verträgen vom 7. Januar 2003, 30. März/6. April 2004, 1./11. Mai 2005 bzw. 21./23. März 2005 in diesem Bereich ebenfalls beratend unterstützt. Der Vertrag von Herrn Moll endete mit Ablauf des 30. November 2003, der Vertrag von Herrn Hack mit Ablauf des 30. September 2004. Die übrigen Verträge endeten mit Ablauf des 30. April 2006. Für das Geschäftsjahr 2004/2005 hat die Demag Dienstleistungs GmbH unter den genannten Beraterverträgen Honorare in Höhe von insgesamt rund EUR 1,4 Mio. gezahlt.

Ebenfalls zwischen der Demag Dienstleistungs GmbH und der Demag Cranes & Components GmbH besteht ein Dienstleistungsvertrag für Kfz-Leasing vom 30. April 2004. Die Demag Cranes & Components GmbH übernimmt für die Demag Dienstleistungs GmbH sämtliche Aufgaben, die anlässlich der Zurverfügungstellung von Kraftfahrzeugen durch die Demag Cranes & Components GmbH an die Demag Dienstleistungs GmbH anfallen. Für ihre Dienste erhält die Demag Cranes & Components GmbH eine einmalige Dienstleistungspauschale von EUR 780 für jedes geleaste Fahrzeug.

Sonstige Verträge

Zwischen der DCC Luxembourg 2 S.à r.l. und der Demag Cranes & Components GmbH bestand seit dem Jahr 2003 ein sog. „Inter Company Service Agreement". Unter diesem Vertrag erbrachte die DCC Luxembourg 2 S.à r.l. für die Demag Cranes & Components GmbH bestimmte Serviceleistungen, unter anderem Beratung und Unterstützung in allgemeinen Geschäftsangelegenheiten sowie bei Finanzierungsfragen, Fragen der Unternehmensstrategie, bei der Buchführung und Rechnungslegungen, der Fremdmittelfinanzierung und im Bereich der rechtlichen und steuerlichen Beratung. Weiter wurde eine D&O-Versicherung zur Verfügung gestellt. Der Vertrag endet zum Ende des Monats der Notierungsaufnahme der Aktien der Gesellschaft. Bis März 2006 wurden Zahlungen in Höhe von insgesamt EUR 4,4 Mio. an die DCC Luxembourg 2 S.à r.l. unter diesem Vertrag geleistet.

Die Gottwald Port Technology GmbH und deren Tochterunternehmen (siehe dazu *„Informationen über die Demag Cranes AG-Struktur des Demag Cranes-Konzerns"*) waren vor der Herstellung der heutigen Struktur des Demag Cranes-Konzerns Tochterunternehmen der Demag Holding S.à r.l. und Schwestergesellschaften der heutigen Demag Cranes AG. Die Gottwald Port Technology GmbH, Düsseldorf, hat am 7./20. März 2003 ebenfalls ein „Intercompany Service Agreement" mit der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, einer indirekten Tochtergesellschaft der Demag Holding S.à r.l., geschlossen. Der Vertrag endet zum Ende des Monats der Notierungsaufnahme der Aktien der Gesellschaft. Unter dem Vertrag wurden bis zum 31. März 2006 insgesamt EUR 1,3 Mio. an die Gottwald Luxembourg 2(b) S.à r.l. geleistet.

Die Unternehmen des Demag Cranes-Konzerns sind über die Demag Holding S.à r.l. in eine über KKR abgeschlossene Exzess-Haftpflichtversicherung einbezogen. Bis zum 31. März 2006 wurden der Demag Holding S.à r.l. in diesem Zusammenhang Prämienzahlungen in einem Betrag von insgesamt rund EUR 99.700 erstattet, eine weitere Erstattung von rund EUR 212.500 steht noch aus.

Mit Wartungsvertrag vom 17. Februar 2003 haben die DCC Luxemburg 2 S.à r.l. und die Gottwald Port Technology GmbH vereinbart, dass die Gottwald Port Technology GmbH gegen eine monatliche Gebühr die bei der DCC Luxemburg 2 S.à r.l. benötigte Betriebssoftware sowie gegebenenfalls Hardware installiert und wartet. Insgesamt zahlte die DCC Luxemburg 2 S.à r.l. unter diesem Vertrag bis Ende März 2006 EUR 234.900.

Die mannesmann plastics machinery GmbH, München (vormals die MPM Consulting & Services GmbH, München), erbringt gemäß Vertrag vom 10./24. September 2003 Treasury-Dienstleistungen für die Demag Cranes & Components GmbH. Die entsprechenden Dienstleistungen werden in Zusammenarbeit des Treasury-Teams von Demag Cranes mit Mitarbeitern des Treasury-Teams der mannesmann plastics machinery GmbH erbracht. Am 31. Januar 2005 ist die DCC HoldCo 5 (fünf) GmbH, die alleinige Muttergesellschaft der Demag Cranes & Components GmbH, dem Vertrag als Dienstleistungsnehmer beigetreten. Die mannesmann plastics machinery GmbH erhielt unter diesem Vertrag seit dem Geschäftsjahr 2002/2003 bis März 2006 Zahlungen von der Demag Cranes & Components GmbH und DCC HoldCo 5 (fünf) GmbH in Höhe von insgesamt EUR 951.801. Auch die Gottwald Port Technology GmbH wird von der mannesmann plastics machinery GmbH unter einem Vertrag vom 10. September/17. Oktober 2003 mit Treasury-Dienstleistungen unterstützt und leistete in diesem Zusammenhang vom Geschäftsjahr 2002/2003 bis zum März 2006 Zahlungen in Höhe von EUR 255.726. Die Verträge enden zum Ende des Monats der Notierungsaufnahme der Aktien der Gesellschaft.

Zwischen der Gottwald Port Technology GmbH und der Demag Cranes & Components Ltda., Sao Paulo (Brasilien), besteht ein Beratungsvertrag vom 1. Juli 2003. Die Demag Cranes & Components Ltda. unterstützt und berät die Gottwald Port Technology GmbH in Finanzierungs- und Marketingfragen auf dem brasilianischen Markt. Die Gottwald Port Technology GmbH leistete unter diesem Vertrag seit Oktober 2003 bis zum 30. September 2005 Zahlungen in Höhe von rund EUR 1,0 Mio.

Weiter hat die Gottwald Port Technology GmbH am 1. August 2003 mit der Demag Cranes & Components Corp., Cleveland (USA), einen Vertretungsvertrag für Hafenmobilkrane und verwandte Dienstleistungen auf dem Gebiet der USA und Kanadas sowie der Karibik und Zentralamerikas geschlossen. Außer in Sonderfällen wird der Verkauf der Produkte von der Demag Cranes & Components Corp. im eigenen Namen und für eigene Rechnung durchgeführt. Die Gottwald Port Technology GmbH hat seit dem Geschäftsjahr 2002/2003 bis Ende März 2006 rund EUR 2,4 Mio. an die Demag Cranes & Components Corp. gezahlt, während sie von dieser im Geschäftsjahr 2002/2003 rund EUR 3,5 Mio., im Geschäftsjahr 2003/2004 rund EUR 3,3 Mio., im Geschäftjahr 2004/2005 rund EUR 14,9 Mio. und seitdem bis Ende März 2006 rund EUR 9,0 Mio. vereinnahmt hat.

Mit der Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai (China), und der Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China), besteht ebenfalls ein Vertretungsvertrag, gemäß dem die Gesellschaften den Vertrieb von Produkten der Gottwald Port Technology GmbH in China unterstützen. Im Gegenzug ersetzt die Gottwald Port Technology GmbH die in diesem Zusammenhang entstehenden Kosten, seit dem Geschäftsjahr 2002/2003 bis März 2006 EUR 285.189.

Auf der Basis eines Vertrags vom 23. Juli 2004 erbringt die Kranservice Rheinberg GmbH, Rheinberg, eine indirekte Tochtergesellschaft der Demag Cranes AG, für die Gottwald Port Technology GmbH Leistungen im Bereich Kundenservice in Deutschland und im europäischen Ausland. Hiervon erfasst sind unter anderem Reparaturarbeiten für alle von der Gottwald Port Technology GmbH hergestellten Containertransportfahrzeuge sowie vereinzelt von Hafenmobilkranen, einschließlich der jeweils zugehörigen Steuerelemente. Die Parteien haben Stunden-/Tagessätze und Preisbedingungen sowie etwaige Zuschläge vereinbart. Die Kranservice Rheinberg GmbH vereinnahmte unter dem Vertrag bis zum 31. März 2006 insgesamt EUR 669.264.

Die Demag Cranes & Components GmbH hat ferner in den Jahren 2002 bis Ende März 2006 im üblichen Geschäftsgang Krane und Komponenten (einschließlich Serviceleistungen) an die Gottwald Port Technology GmbH im Gesamtwert von rund EUR 2,9 Mio. und an die Argillon GmbH, Redwitz, im Gesamtwert von EUR 73.303 geliefert.

Verträge mit der MHE-Demag (S) Pte. Ltd.

Die MHE-Demag (S) Pte. Ltd., Singapur (Singapur), ist ein Gemeinschaftsunternehmen, an dem die Demag Cranes AG und die Jebsen & Jessen (S.E.A.) Pte. Ltd., Singapur (Singapur), zu je 50% beteiligt sind. Zwischen der MHE-Demag (S) Pte. Ltd. und der Demag Cranes & Components GmbH bestehen ein Vertretungsvertrag vom 20. Dezember 1991 bzw. 9. Januar 1992 und ein Fertigungsvertrag vom 7./11. September 2000.

Unter dem Vertretungsvertrag ist die MHE-Demag (S) Pte. Ltd. berechtigt und verpflichtet, im Gebiet von Singapur, Malaysia, Indonesien, Thailand, Philippinen, Brunei, Vietnam, Kambodscha, Laos und Osttimor die Interessen der Demag Cranes & Components GmbH unter anderem im Bereich Krane und Hebezeuge zu vertreten. Hierbei werden Produkte entweder im eigenen Namen und auf eigene Rechnung erworben oder im Namen und für Rechnung von Demag Cranes & Components GmbH veräußert. Unter dem Vertretungsvertrag wurden rund EUR 10,1 Mio. im Geschäftsjahr 2002/2003, rund EUR 10,3 Mio. im Geschäftsjahr 2003/2004, rund EUR 13,4 Mio. im Geschäftsjahr 2004/2005 und im laufenden Geschäftjahr bis Mitte April 2006 rund EUR 6,3 Mio. umgesetzt.

Unter dem Fertigungsvertrag hat die Demag Cranes & Components GmbH die MHE-Demag (S) Pte. Ltd. autorisiert, in den oben genannten Gebieten unter anderem Hebezeuge und Krane herzustellen und zu vertreiben. Die Demag Cranes & Components GmbH stellt hierzu gegen eine Gebühr die notwendige Dokumentation zur Verfügung. Die MHE-Demag (S) Pte. Ltd. ist verpflichtet, für die Herstellung der Produkte bestimmte Komponenten der Demag Cranes & Components GmbH zu verwenden. Der Vertrag kann mit einer Frist von 24 Monaten gekündigt werden, jedoch nicht vor dem 31. Dezember 2007. Der Fertigungsvertrag kann unabhängig von dem Vertretungsvertrag beendet werden. Soweit der Vertretungsvertrag gekündigt wird, erstreckt sich die Kündigung ebenfalls auf den Fertigungsvertrag. Im Falle einer wesentlichen Änderung im Hinblick auf den Gesellschafter gemäß dem Konsortialvertrag mit Jebsen & Jessen (S.E.A.) Pte. Ltd. (siehe dazu auch *„Wesentliche Verträge—Sonstige wesentliche Vertragsverhältnisse—Konsortialvertrag mit der Jebsen & Jessen (S.E.A.) Pte. Ltd. hinsichtlich der Beteiligung an der MHE-Demag (S) Pte. Ltd. Singapur"*) gilt für beide Verträge eine zweijährige Kündigungsfrist.

Auch die Gottwald Port Technology GmbH unterhält seit Januar 2003 einen Vertretungsvertrag mit der MHE-Demag (S) Pte. Ltd. für Singapur, die Philippinen und Brunei. Hiernach ist die MHE-Demag (S) Pte. Ltd. verpflichtet, die Interessen der Gottwald Port Technology GmbH in dem bezeichneten Territorium in Bezug auf mobile Hafenkrane sowie diesbezügliche Ersatzteile und Dienstleistungen wahrzunehmen. Weiter tritt die MHE-Demag (S) Pte. Ltd. als Zwischenhändler auf und unterstützt die Gottwald Port Technology GmbH bei Marketingmaßnahmen sowie bei der Auslieferung von Produkten und dem Forderungsmanagement. Als Vergütung für die oben genannten andauernden Tätigkeiten leistet die Gottwald Port Technology GmbH einen festen monatlichen Betrag von EUR 25.000. Insgesamt hat die Gottwald Port Technology bereits rund EUR 1,1 Mio. unter diesem Vertrag vergütet.

Vertretungsvertrag mit der E.A. Juffali & Bros.

Die E.A. Juffali & Bros., Saudi Arabien, war vormals mit rund 29% an der Demag Cranes & Components Holdings Ltd., Dubai (VAE), einer Tochtergesellschaft der Demag Cranes & Components GmbH, beteiligt. Zwischen der Demag Cranes & Components GmbH und der E.A. Juffali & Bros. bestand ein Vertretungsvertrag vom 1./14. April 1993, unter dem die E.A. Juffali & Bros. die Interessen der Demag Cranes & Components GmbH unter anderem im Bereich Krane und Hebezeuge in Saudi Arabien vertritt. Hierbei werden Produkte entweder im eigenen Namen und auf eigene Rechnung erworben oder im Namen und für Rechnung der Demag Cranes & Components GmbH veräußert. Mit Vertrag vom 27. März 2006 ist die Demag Cranes & Components (Middle East) FZE (Dubai), eine direkte 100%-ige Tochtergesellschaft der Demag Cranes & Components Holdings Ltd., in alle Rechte und Pflichten der Demag Cranes & Components GmbH unter dem Vertretungsvertrag eingetreten. Zwischen dem 1. Oktober 2002 und Ende März 2006 wurden EUR 3,3 Mio. von der E.A. Juffali & Bros. an die Demag Cranes & Components GmbH bzw. an die Demag Cranes & Components (Middle East) FZE gezahlt.

Darlehensvertrag mit der TBA International Holding B.V.

Die TBA International Holding B.V., 's-Gravenhage (Niederlande), die mit 30,22% Mitgesellschafterin der TBA B.V., Delft (Niederlande) ist, hat dieser mit Vertrag vom 28. Februar 2006 ein seit dem 1. Januar 2006 mit 4% p.a. verzinsliches Darlehen in Höhe von EUR 300.000 gewährt. Das Darlehen mit Zinsen ist am 30. Juni 2006 zur Rückzahlung fällig.

ANGABEN ÜBER DAS KAPITAL DER DEMAG CRANES AG

Grundkapital und Aktien

Das Grundkapital der Demag Cranes AG beträgt derzeit EUR 21.172.993. Es ist eingeteilt in 21.172.993 auf den Inhaber lautende Stückaktien mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie. Das Grundkapital der Gesellschaft ist vollständig eingezahlt.

Jede Aktie gewährt in der Hauptversammlung der Gesellschaft eine Stimme. Beschränkungen des Stimmrechts bestehen nicht. Die Aktien sind mit voller Gewinnanteilsberechtigung ab dem 1. Oktober 2005, d.h. für das gesamte Geschäftsjahr 2005/2006 und sämtliche folgende Geschäftsjahre, ausgestattet. Im Falle der Auflösung der Gesellschaft wird das nach Erfüllung der Verbindlichkeiten verbleibende Vermögen der Gesellschaft nach Anteilen am Grundkapital auf ihre Aktien verteilt.

Die Form der Aktienurkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand. Es können Sammelurkunden ausgegeben werden. Ein Anspruch der Aktionäre auf Verbriefung ihrer Aktien ist gemäß § 5 Abs. 1 der Satzung der Gesellschaft ausgeschlossen.

Das Grundkapital der Gesellschaft wird wie folgt verbrieft:

Laufende Nr.	Verbriefung	Stückzahl
000.000.001 bis 021.172.993	Globalurkunde	21.172.993

Die Gesellschaft und ihre Tochtergesellschaften halten derzeit keine Aktien der Demag Cranes AG.

Entwicklung des Grundkapitals seit dem 1. Oktober 2002

Das Grundkapital der Gesellschaft wurde in mehreren Schritten auf den heutigen Betrag von EUR 21.172.993 erhöht: Das Stammkapital der DCC HoldCo 3 (drei) GmbH im Zeitpunkt der Gründung betrug EUR 25.000. Durch Gesellschafterbeschluss vom 22. Mai 2003, in das Handelsregister eingetragen am 3. Juli 2003, wurde das Stammkapital der DCC HoldCo 3 (drei) GmbH aus Gesellschaftsmitteln um EUR 1.306.350 von EUR 25.000 auf EUR 1.331.350 erhöht. Durch Gesellschafterbeschluss vom 27. November 2003, eingetragen in das Handelsregister am 31. März 2004, wurde das Stammkapital um EUR 119.000 von EUR 1.331.350 auf EUR 1.450.350 gegen Bareinlagen erhöht. Aufgrund des Gesellschafterbeschlusses vom 28. April 2006, eingetragen in das Handelsregister am 5. Mai 2006, wurde das Stammkapital der Gesellschaft aus Gesellschaftsmitteln um EUR 10.152.450 von EUR 1.450.350 auf EUR 11.602.800 erhöht.

Nach dem Formwechsel wurde das Grundkapital der Gesellschaft durch Beschluss der Hauptversammlung vom 18. Mai 2006, eingetragen in das Handelsregister am 1. Juni 2006, um EUR 9.570.193 von EUR 11.602.800 auf EUR 21.172.993 gegen Sacheinlagen erhöht. Der vom zuständigen Amtsgericht Hagen bestellte Nachgründungs- und Sachkapitalerhöhungsprüfer, die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, hat in seinem Bericht vom 17. Mai 2006 bestätigt, dass der Wert der Sacheinlage in Form der Anteile an der Gottwald HoldCo 3 (drei) GmbH den im Gegenzug zu gewährenden Nennbetrag der Kapitalerhöhung von EUR 9.570.193 erreicht. Die jungen Aktien wurden von der Gottwald Luxembourg 2 (b) S.à r.l. sowie der Gottwald Management Beteiligungs GmbH & Co. KG gemäß des Einbringungsvertrages vom 18. Mai 2006 (siehe „*Wesentliche Verträge—Sonstige wesentliche Vertragsverhältnisse—Einbringungsvertrag vom 18. Mai 2006*") gegen Einbringung aller Anteile an der Gottwald HoldCo 3 (drei) GmbH übernommen.

Genehmigtes Kapital

Gemäß § 4 Abs. 5 der Satzung ist der Vorstand ermächtigt, das Grundkapital in der Zeit bis zum 18. Mai 2011 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- und/oder Sacheinlagen einmalig oder mehrmalig um bis zu insgesamt EUR 10.586.496 zu erhöhen. Die neuen Aktien können von einem oder mehreren durch den Vorstand bestimmten Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären anzubieten (mittelbares Bezugsrecht).

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre in folgenden Fällen auszuschließen:

a) bei Kapitalerhöhungen gegen Sacheinlage zur Gewährung von Aktien zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen sowie zum Zweck der Ausgabe von Aktien an Arbeitnehmer der Gesellschaft und mit der Gesellschaft verbundener Unternehmen im Rahmen der gesetzlichen Vorschriften;

b) soweit dies erforderlich ist, um Inhabern der von der Gesellschaft oder ihren Tochtergesellschaften ausgegebenen Optionsscheine und Wandelschuldverschreibungen ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- bzw. Wandelrechts bzw. nach Erfüllung von Wandlungs- oder Optionspflichten zustehen würde;

c) um etwaige Spitzenbeträge von dem Bezugsrecht auszunehmen;

d) bei Kapitalerhöhungen gegen Bareinlage, wenn der Ausgabebetrag der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien gleicher Gattung und Ausstattung zum Zeitpunkt der endgültigen Festsetzung des Ausgabebetrags durch den Vorstand nicht wesentlich im Sinne der §§ 203 Abs. 1 und 2, 186 Abs. 3 Satz 4 AktG unterschreitet und der auf die neuen Aktien, für die das Bezugsrecht ausgeschlossen wird, insgesamt entfallende anteilige Betrag des Grundkapitals 10% des im Zeitpunkt der Ausgabe der neuen Aktien vorhandenen Grundkapitals nicht übersteigt. Auf die Höchstgrenze von 10% des Grundkapitals werden angerechnet Aktien, die während der Laufzeit des genehmigten Kapitals unter Ausschluss des Bezugsrechts der Aktionäre gemäß §§ 71 Abs. 1 Nr. 8 Satz 5, 186 Abs. 3 Satz 4 AktG veräußert werden, sowie Aktien, im Hinblick auf die ein Wandlungsrecht oder Optionsrecht oder eine Wandlungspflicht oder Optionspflicht auf Grund von Options- und/oder Wandelschuldverschreibungen besteht, die seit Erteilung dieser Ermächtigung unter Ausschluss des Bezugsrechts gem. §§ 221 Abs. 4, 186 Abs. 3 Satz 4 AktG ausgegeben worden sind.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Kapitalerhöhung und ihrer Durchführung einschließlich des Inhalts der Aktienrechte und der Bedingungen der Aktienausgabe festzulegen.

Ermächtigung zum Erwerb eigener Aktien

In der Hauptversammlung vom 18. Mai 2006 wurde beschlossen, die Gesellschaft gemäß § 71 Abs. 1 Ziffer 8 AktG zum Erwerb eigener Aktien wie folgt zu ermächtigen:

Der Vorstand wird ermächtigt, eigene Aktien in Höhe von insgesamt bis zu 10% des Grundkapitals, das nach Eintragung der Durchführung der von der Hauptversammlung am 18. Mai 2006 beschlossenen Sachkapitalerhöhung in das Handelsregister besteht, oder—falls dieser Wert geringer ist—des zum Zeitpunkt der Ausübung der vorliegenden Ermächtigung bestehenden Grundkapitals, zu jedem zulässigen Zweck im Rahmen der gesetzlichen Beschränkungen nach Maßgabe der folgenden Bestimmungen zu erwerben. Die Ermächtigung wird am 1. Juni 2006 wirksam und gilt bis zum 15. November 2007. Die Ermächtigung kann durch die Gesellschaft, aber auch durch ihre Konzernunternehmen oder für ihre oder deren Rechnung durch Dritte ausgenutzt werden.

Der Erwerb erfolgt über die Börse, mittels eines an alle Aktionäre gerichteten öffentlichen Kaufangebots, oder mittels an alle Aktionäre gerichteter öffentlicher Einladung zur Abgabe von Verkaufsofferten.

Im Falle des Erwerbs über die Börse darf der von der Gesellschaft gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den Durchschnitt der Börsenkurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse an den der Verpflichtung zum Erwerb vorangehenden drei Börsenhandelstagen um nicht mehr als 5% über- oder unterschreiten.

Im Falle eines öffentlichen Kaufangebots darf der von der Gesellschaft gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den Durchschnitt der Börsenkurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem vergleichbaren Nachfolgesystem) an der

Frankfurter Wertpapierbörse vom sechsten bis dritten Börsenhandelstag vor der Veröffentlichung des Kaufangebots um nicht mehr als 15% über- oder unterschreiten.

Im Falle einer an alle Aktionäre gerichteten Einladung zur Abgabe von Verkaufsofferten darf der von der Gesellschaft gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den Durchschnitt der Börsenkurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse an den letzten drei Börsenhandelstagen vor Annahme der Verkaufsofferten um nicht mehr als 15% über- oder unterschreiten.

Sofern ein öffentliches Angebot oder eine öffentliche Einladung zur Abgabe von Verkaufsofferten überzeichnet ist, muss die Annahme nach Quoten erfolgen. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 100 Stück angedienter Aktien je Aktionär sowie eine Rundung nach kaufmännischen Grundsätzen können vorgesehen werden.

Der Vorstand wird ermächtigt, die aufgrund dieser Ermächtigung erworbenen eigenen Aktien wie folgt zu verwenden:

a) Die Aktien können mit Zustimmung des Aufsichtsrats über die Börse oder durch ein Angebot an alle Aktionäre veräußert werden. Sie können ferner mit Zustimmung des Aufsichtsrats auch in anderer Weise veräußert werden, sofern die Aktien gegen Barzahlung und zu einem Preis veräußert werden, der den Börsenpreis von Aktien der Gesellschaft gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Der zusammengenommene, auf die Anzahl der unter dieser Ermächtigung veräußerten Aktien entfallende anteilige Betrag des Grundkapitals zusammen mit dem anteiligen Betrag des Grundkapitals von neuen Aktien, die seit Beschlussfassung über diese Ermächtigung unter Bezugsrechtsausschluss in unmittelbarer oder entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG ausgegeben worden sind, darf insgesamt 10% des Grundkapitals, das nach Eintragung der Durchführung der von der Hauptversammlung am 18. Mai 2006 beschlossenen Sachkapitalerhöhung in das Handelsregister besteht, oder—falls dieser Wert geringer ist—des zum Zeitpunkt der Ausübung der vorliegenden Ermächtigung bestehenden Grundkapitals, nicht überschreiten.

b) Sie können mit Zustimmung des Aufsichtsrats Dritten zum Zwecke des unmittelbaren oder mittelbaren Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen angeboten und übertragen werden.

c) Sie können ferner mit Zustimmung des Aufsichtsrats eingezogen werden, ohne dass die Einziehung oder die Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf.

Das Bezugsrecht der Aktionäre auf eigene Aktien wird insoweit ausgeschlossen, wie diese Aktien gemäß den vorstehenden Ermächtigungen nach Buchstaben a) und b) verwendet werden. Die Ermächtigungen zum Erwerb eigener Aktien, zu ihrer Veräußerung bzw. zu ihrem Einzug können unabhängig voneinander, einmal oder mehrmals, ganz oder auch in Teilen ausgeübt werden.

Allgemeine Bestimmungen zur Erhöhung des Grundkapitals

Nach dem Aktiengesetz kann das Grundkapital einer Aktiengesellschaft durch einen Beschluss der Hauptversammlung erhöht werden, der mit einer Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals gefasst wird, soweit nicht die Satzung der Aktiengesellschaft andere Mehrheitserfordernisse festlegt.

Außerdem kann die Hauptversammlung ein genehmigtes Kapital schaffen. Die Schaffung von genehmigtem Kapital erfordert einen Beschluss mit einer Mehrheit von drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals, durch den der Vorstand ermächtigt wird, innerhalb eines Zeitraums von nicht mehr als fünf Jahren Aktien bis zu einem bestimmten Betrag auszugeben. Der Nennbetrag des genehmigten Kapitals darf die Hälfte des Grundkapitals, das zurzeit der Ermächtigung vorhanden ist, nicht übersteigen.

Weiterhin kann die Hauptversammlung zum Zweck der Ausgabe von Aktien an Inhaber von Wandelschuldverschreibungen oder sonstigen Wertpapieren, die ein Recht zum Bezug von Aktien

einräumen, von Aktien, die als Gegenleistung bei einem Zusammenschluss mit einem anderen Unternehmen dienen, oder von Aktien, die Führungskräften und Arbeitnehmern angeboten wurden, ein bedingtes Kapital schaffen, wobei jeweils ein Beschluss mit einer Mehrheit von drei Vierteln des vertretenen Grundkapitals erforderlich ist. Der Nennbetrag des bedingten Kapitals darf für den Fall, dass das bedingte Kapital zum Zwecke der Ausgabe von Aktien an Führungskräfte und Arbeitnehmer geschaffen wird, 10%, in den übrigen Fällen die Hälfte des Grundkapitals, das zurzeit der Beschlussfassung vorhanden ist, nicht übersteigen.

Allgemeine Bestimmungen zu Bezugsrechten

Nach dem Aktiengesetz stehen jedem Aktionär grundsätzlich Bezugsrechte auf die im Rahmen einer Kapitalerhöhung neu auszugebenden Aktien zu (einschließlich Wandelschuldverschreibungen, Optionsanleihen, Genussrechten oder Gewinnschuldverschreibungen). Bezugsrechte sind frei übertragbar. Während eines festgelegten Zeitraums vor Ablauf der Bezugsfrist kann es einen Handel der Bezugsrechte an den deutschen Wertpapierbörsen geben. Die Hauptversammlung kann mit der Mehrheit der abgegebenen Stimmen und gleichzeitiger Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals die Bezugsrechte ausschließen. Für einen Bezugsrechtsausschluss ist darüber hinaus ein Bericht des Vorstands erforderlich, der zur Begründung des Bezugsrechtsausschlusses darlegen muss, dass das Interesse der Gesellschaft am Ausschluss des Bezugsrechts das Interesse der Aktionäre an der Einräumung des Bezugsrechts überwiegt. Ohne eine solche Rechtfertigung kann ein Ausschluss des Bezugsrechts bei Ausgabe neuer Aktien zulässig sein,

- wenn die Gesellschaft das Kapital gegen Bareinlagen erhöht;
- der Betrag der Kapitalerhöhung 10% des bestehenden Grundkapitals nicht übersteigt; und
- der Ausgabepreis der neuen Aktien den Börsenpreis nicht wesentlich unterschreitet.

Anzeigepflichten für Anteilsbesitz

Die Demag Cranes AG wird als börsennotierte Gesellschaft den Bestimmungen des Wertpapierhandelsgesetzes unterliegen. Das Wertpapierhandelsgesetz bestimmt, dass jede Person, die durch den Erwerb, die Veräußerung oder auf sonstige Weise 5%, 10%, 25%, 50% oder 75% der Stimmrechte an einer börsennotierten Gesellschaft erreicht, überschreitet oder unterschreitet, der Gesellschaft sowie der Bundesanstalt für Finanzdienstleistungsaufsicht unverzüglich, spätestens innerhalb von sieben Kalendertagen, das Erreichen, Überschreiten oder Unterschreiten der genannten Schwellenwerte sowie die Höhe ihres Stimmrechtsanteils schriftlich mitzuteilen hat. Die Gesellschaft muss diese Mitteilung unverzüglich, spätestens neun Kalendertage nach Zugang der Mitteilung, in einem überregionalen Börsenpflichtblatt veröffentlichen. In Verbindung mit diesem Erfordernis enthält das Wertpapierhandelsgesetz verschiedene Regeln, die die Zuordnung des Aktienbesitzes zu der Person sicherstellen sollen, die tatsächlich die mit den Aktien verbundenen Stimmrechte kontrolliert. Beispielsweise werden einem Unternehmen Aktien, die einem dritten Unternehmen gehören, zugerechnet, wenn Ersteres Letzteres kontrolliert, ebenso Aktien, die von einem dritten Unternehmen für Rechnung des ersten oder einem von diesem kontrollierten Unternehmen gehalten werden. Unterbleibt die Mitteilung, ist der Aktionär für die Dauer des Versäumnisses von der Ausübung der mit diesen Aktien verbundenen Rechte (einschließlich Stimmrecht und dem Recht zum Bezug von Dividenden) ausgeschlossen. Außerdem kann bei Nichteinhaltung der Mitteilungspflicht eine Geldbuße verhängt werden.

WESENTLICHE VERTRÄGE

Wesentliche Rahmenverträge mit Kunden

Master Agreement mit P&O

Die Gottwald Port Technology GmbH hat am 26./30. Mai 2005 einen Rahmenvertrag (Master Agreement) mit The Peninsula and Oriental Steam Navigation Company („P & O"), London, Großbritannien, über die Lieferung von vollautomatischen Stapelkranen geschlossen. Hierbei handelt es sich um ein wichtiges Referenzprojekt der Gesellschaft. Die Parteien haben vereinbart, dass die Gottwald Port Technology GmbH im Rahmen eines Pilot-Projekts zunächst vier vollautomatische Stapelkrane für das Container Terminal „Antwerp Gateway" liefert. Die Abnahme dieser vier Stapelkrane ist nach derzeitiger Vereinbarung der Parteien für Mitte November 2006 vorgesehen. Für den Fall, dass dieses Pilotprojekt erfolgreich verläuft, hat P & O angekündigt, weitere Aufträge zur Lieferung vollautomatischer Stapelkrane entweder selbst oder durch Tochtergesellschaften auf Grundlage der in dem Rahmenvertrag geregelten Bedingungen erteilen zu wollen. Eine Verpflichtung hierzu besteht jedoch nicht. Künftige Bestellungen stehen ferner unter der Bedingung, dass die im jeweiligen Fall gegebenenfalls anwendbaren Vorschriften über eine öffentliche Ausschreibung eingehalten werden. Die Parteien gehen bei ihren Kalkulationen von einem Gesamtumfang von bis zu 98 Stapelkranen für das Container Terminal „Antwerp Gateway" aus.

Die Gottwald Port Technology GmbH hat eine Vertragsstrafe zu zahlen, wenn innerhalb von zwei Jahren nach Abnahme bestimmte Zuverlässigkeitskriterien nicht erfüllt werden. P & O kann die Stapelkrane zurückweisen, wenn das Kriterium für die Zuverlässigkeit und die Verfügbarkeit einen bestimmten Wert unterschreitet. Die vertragliche Haftung der Gottwald Port Technology GmbH ist in verschiedener Hinsicht beschränkt.

Der Rahmenvertrag hat eine anfängliche Laufzeit von fünf Jahren und verlängert sich automatisch um jeweils ein weiteres Jahr, sofern er nicht von einer der Parteien mit einer Kündigungsfrist von sechs Monaten zum Ende der Vertragslaufzeit gekündigt wird.

Euromax Terminal-Vertrag

Die Gottwald Port Technology GmbH hat am 29. September 2005 einen Vertrag mit der Euromax Terminal C.V. („Euromax"), Rotterdam-Pernis, Niederlande, über die Herstellung und Lieferung von 96 automatischen Containertransportfahrzeugen („AGV") in 16 Lieferungen bis November 2008 abgeschlossen. Weitere Partei des Vertrags ist die Frog Navigation System B.V. („Frog"), Utrecht, Niederlande, welche die Navigationssysteme für die automatischen Containertransportfahrzeuge liefert. Grundsätzlich ist Euromax berechtigt, sämtliche ihrer Ansprüche aus dem Vertrag, d.h. auch diejenigen gegenüber Frog, gegenüber der Gottwald Port Technology GmbH geltend zu machen. Die Gottwald Port Technology GmbH ist ihrerseits berechtigt, Rückgriffsansprüche gegen Frog geltend zu machen. Die Haftung der Gottwald Port Technology GmbH für Leistungsverpflichtungen von Frog ist auf etwa EUR 1,3 Mio. beschränkt.

Die AGV müssen innerhalb eines im Vertrag genau festgelegten Zeitplans geliefert und bei Euromax installiert werden. Die Gottwald Port Technology GmbH hat eine Konventionalstrafe zu zahlen, wenn der im Vertrag festgelegte Zeitplan nicht eingehalten wird. Die erste Lieferung von sechs AGV ist für den 31. Oktober 2006 vorgesehen.

Wie bei Lieferverträgen im Großanlagenbau nicht unüblich, sieht der Vertrag vor, dass Euromax neben den technischen Spezifikationen und den Lieferdaten auch das vertraglich vereinbarte Liefervolumen nach freiem Ermessen abändern und den Vertrag jederzeit vor Auslieferung der automatischen Containertransportfahrzeuge ganz oder teilweise kündigen oder aussetzen kann. Sofern eine Aussetzung zu einer wesentlichen Veränderung der Kosten der Gottwald Port Technology GmbH führt, haben sich Euromax und die Gottwald Port Technology GmbH auf Verlangen der Gottwald Port Technology GmbH auf eine angemessene Kaufpreisanpassung zu einigen. Ferner ist die Gottwald Port Technology GmbH im Falle einer Kündigung des Vertrags durch Euromax berechtigt, den Anteil des Kaufpreises, welcher der bereits erbrachten Leistung entspricht, sowie die unmittelbar durch die Kündigung verursachten Kosten Euromax in Rechnung zu stellen.

Kauf und Verkauf von Unternehmen und Geschäftsbereichen

Erwerb der TBA B.V.

Mit Kaufvertrag vom 28. Oktober 2005 hat die Gottwald Port Technology GmbH eine Beteiligung von 69,78% des Stammkapitals der TBA B.V. (vormals: TBA Nederland B.V.), Delft, Niederlande, von der TBA International Holding B.V., 's-Gravenhage, Niederlande, erworben. Die Übertragung der Geschäftsanteile wurde am 7. November 2005 vollzogen.

Im Zusammenhang mit der Akquisition der Beteiligung an der TBA B.V. hat die Gottwald Port Technology GmbH mit der Verkäuferin und den beiden derzeitigen Geschäftsführern der TBA B.V. einen Konsortialvertrag geschlossen, der unter anderem Regelungen zur Bestellung der Geschäftsführer und zum Stimmverhalten der Gesellschafter in den Gesellschafterversammlungen der TBA B.V. enthält. Die Gottwald Port Technology GmbH unterliegt bei einer Veräußerung ihrer Beteiligung an der TBA B.V. abgesehen von einem Vorkaufsrecht der anderen Gesellschafter keinen Beschränkungen, die Mitgesellschafterin TBA International B.V. kann jedoch eine Mitveräußerung ihrer Beteiligung verlangen. Ferner ist der TBA International Holding B.V. eine Put-Option über den Verkauf ihrer Beteiligung an der TBA B.V. an die Gottwald Port Technology GmbH eingeräumt worden, die entweder im Zeitraum vom 1. Oktober bis zum 30. Dezember 2010 oder vom 1. Oktober bis zum 30. Dezember 2012 ausgeübt werden kann. Der Vertrag kann nach zehn Jahren mit einer Kündigungsfrist von sechs Monaten gekündigt werden.

Schließlich haben die Gottwald Port Technology GmbH und die TBA B.V. im Zusammenhang mit der Veräußerung der Beteiligung an der TBA B.V. an die Gottwald Port Technology GmbH am 28. Oktober 2005 einen Softwarelizenzvertrag geschlossen. Darin gewährt die Gottwald Port Technology GmbH der TBA B.V. eine nicht-exklusive und nicht-übertragbare Lizenz an ihrer Software zur Steuerung von Containerterminals. Der Lizenzvertrag ist zeitlich nicht befristet und kann von der Gottwald Port Technology GmbH jederzeit gekündigt werden. Nach einer Laufzeit von fünf Jahren wird die TBA B.V. Miteigentümer der Software, ohne dass dies die Nutzungsrechte der Gottwald Port Technology GmbH an der Software einschränkt.

Veräußerung der Demag Cranes & Components S.A., Buenos Aires

Mit Kaufvertrag vom 30. November 2005 hat die Demag Cranes & Components GmbH ihre gesamte Beteiligung an der Demag Cranes & Components S.A., Buenos Aires, Argentinien, an den Geschäftsführer dieser Gesellschaft und seine Frau zum Kaufpreis von EUR 1 veräußert. Zuvor hat die Demag Cranes & Components GmbH im Rahmen einer Kapitalerhöhung auf Forderungen gegen die Demag Cranes & Components S.A. in Höhe von rund EUR 1,1 Mio. verzichtet. Mit ebenfalls am 30. November 2005 geschlossener Vereinbarung hat sich die Demag Cranes & Components S.A. verpflichtet, ihre Firma zu ändern und künftig die Bezeichnung Demag nicht weiter zu verwenden und keine Kennzeichenrechte oder Marken zu verwenden, die den Eindruck erwecken, die Gesellschaft sei mit der Demag Cranes & Components GmbH verbunden.

Verträge mit Outsourcing-Partnern

Die Demag Cranes & Components GmbH hat in den Jahren 2003/2004 verschiedene Produktionsbereiche an Dritte ausgelagert und mit diesen langfristige Rahmenverträge über die Lieferung der bisher in den betreffenden Produktionsbereichen gefertigten Komponenten geschlossen. Diese Lieferverträge sind wesentlich für die Produktionsabläufe der Demag Cranes & Components GmbH.

Zu den ausgelagerten Produktionsbereichen gehören die Produktion bestimmter Baugruppen für Demag Cranes-Krane, die die Demag Cranes & Components GmbH mit Vertrag vom 9. Oktober 2003 an die Industrie-Anlagenbau Arnstadt GmbH & Co. KG veräußert hat, der Produktionsbereich „Handhabungstechnik" am Standort Nördlingen, der mit Vertrag vom 24. Februar 2004 an den bisherigen Werksleiter des Produktionsbereichs veräußert wurde, die Produktionsbereiche Aluminium-Druckguss, „mechanische Fertigung" und Stahlteile in Bad Bergzabern, die in den Jahren 2004 und 2005 an die heutige ZI Druckguss GmbH i.L. veräußert wurden, der Produktionsbereich „Schalterfertigung/Schaltgerätbau" in Bad Bergzabern, der mit Vertrag vom 5. Mai 2004 an die K & B Elektrotechnik GmbH veräußert wurde, und der Produktionsbereich „Montage Kettenzug" am Standort Bad Bergzabern, der mit Vertrag vom 11. November 2004 an die ZI Endmontage und Logistik GmbH veräußert wurde.

Mit den Erwerbern der ausgelagerten Produktionsbereiche hat die Demag Cranes & Components GmbH jeweils im Zusammenhang mit der Auslagerungsmaßnahme langfristige Lieferverträge für die in den ausgelagerten Produktionsbereichen hergestellten Produkte bzw. im Fall des Produktionsbereichs ,,Montage Kettenzug" einen langfristigen Dienstvertrag über Montageleistungen geschlossen. Die Verträge haben Laufzeiten zwischen drei und fünf Jahren und verlängern sich automatisch, wenn zum Ende der Laufzeit keine Kündigung erfolgt. Mit Ausnahme des Vertrags mit dem Produktionsbereich ,,Handhabungstechnik" in Nördlingen hat die Demag Cranes & Components GmbH darüber hinaus jeweils eine Option zur einseitigen Verlängerung der Lieferverträge um zwei bis drei Jahre.

Die ursprünglich im Zusammenhang mit der Auslagerung geschlossenen Lieferverträge mit der ZI Druckguss GmbH i.L. haben sich zwischenzeitlich durch die Insolvenz dieser Gesellschaft im Oktober 2005 erledigt. Der Insolvenzverwalter hat jedoch die Lieferbeziehung auf der Grundlage dieser Lieferverträge weitergeführt und auf die Insolvenzanfechtung im Hinblick auf die Veräußerung der an die ZI Druckguss GmbH ausgelagerten Produktionsbereiche verzichtet. Im Januar 2006 sind die ursprünglich von der Demag Cranes & Components GmbH an die ZI Druckguss GmbH ausgelagerten Produktionsbereiche weitgehend von der neu gegründeten ZI Aluminium-Druckguss GmbH, einer Tochtergesellschaft der Einkaufberatungsgesellschaft Inverto AG, übernommen worden. Diese hat am 30./31. Januar 2006 mit der Demag Cranes & Components GmbH einen Liefervertrag über die Lieferung von Aluminium-Druckguss- und Stahlteilen geschlossen. Der Liefervertrag hat eine Laufzeit von vier Jahren und verlängert sich automatisch um jeweils ein Jahr, wenn am Ende der Laufzeit keine Kündigung erfolgt. Darüber hinaus hat Demag Cranes & Components GmbH eine einseitige Verlängerungsoption für weitere drei Jahre. Der Vertrag umfasst die gleiche Produktpalette wie sie von den ursprünglichen Lieferverträgen mit der insolventen ZI Druckguss GmbH erfasst war. Die ZI Endmontage und Logistik GmbH ist zwar eine Tochtergesellschaft der ZI Druckguss GmbH i.L., sie hat jedoch bisher keinen Insolvenzantrag gestellt und die von der ZI Endmontage und Logistik GmbH erbrachten Leistungen sind bisher nicht von der Insolvenz der ZI Druckguss GmbH betroffen.

Kauf und Verkauf von wesentlichem Anlagevermögen in den letzten zwei Jahren

Immobilienverkauf Werk I in Wetter

Mit notariellem Kaufvertrag vom 6. Dezember 2005 hat die Demag Cranes & Components GmbH einen bebauten Teil ihres Werkgeländes (ehemaliges Werk I) mit einer Fläche von 52.619 m^2 am Standort Wetter zum Preis von EUR 1,5 Mio. an die SSK von Schaewen GmbH & Co. KG verkauft. Der Übergang von Besitz und Nutzungen fand am 31. Dezember 2005 statt. Die Demag Cranes & Components GmbH hat sich gegenüber der Käuferin verpflichtet, Erkundungs-, Sicherungs- und Sanierungsmaßnahmen für bestimmte gutachterlich festgestellte Kontaminationen auf eigene Kosten durchführen zu lassen, wenn und soweit dies von den zuständigen Behörden bis zum 6. Dezember 2010 verlangt wird. Die Käuferin ist berechtigt, von dem Kaufvertrag zurückzutreten, wenn die Erfüllung behördlicher Auflagen im Zusammenhang mit der Nutzungsänderung des Grundstücks Kosten in Höhe von mehr als EUR 300.000 verursachen würde.

Mit Vertrag vom gleichen Tag hat die SSK von Schaewen GmbH & Co. KG der Demag Cranes & Components GmbH das leer stehende Verwaltungsgebäude I von ca. 2.900 m^2 nebst Stellflächen für Kraftfahrzeuge für die Dauer vom 1. Januar 2006 bis 21. Dezember 2010 vermietet. Zieht die Demag Cranes & Components GmbH in das Gebäude ein, so läuft der Vertrag für mindestens sieben Jahre ab Einzug. Die Demag Cranes & Components GmbH hat ferner ein viermaliges Optionsrecht zur Verlängerung des Vertrags um jeweils fünf Jahre. Vor dem Bezug des Gebäudes zahlt die Demag Cranes & Components GmbH an die Vermieterin lediglich die Leerstandskosten.

Weitere Immobilienverkäufe

Mit Vertrag vom 5. Juli 2005 hat die Demag Cranes & Components Corp., Cleveland, USA, ein bebautes Grundstück in San Bernardino, Kalifornien, USA, zum Preis von ca. USD 1,3 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 1,1 Mio.) an zwei Privatpersonen verkauft. Die Käufer haben einen Teil des Grundstücks für den Zeitraum

vom 1. Oktober 2005 bis 30. September 2010 an die Demag Cranes & Components Corp. zurückvermietet.

Am 4. Januar 2005 hat die Demag Cranes & Components AG, Dietlikon, Schweiz, ein Grundstück mit einer Fläche von 20.876 m^2 zum Preis von rund CHF 7,9 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 5,0 Mio.) an eine Privatperson verkauft.

Mit notarieller Urkunde vom 27. Juli 2004 hat die Demag Cranes & Components, S.A., Madrid, Spanien, ein bebautes Grundstück in Madrid zum Preis von EUR 13,0 Mio. an die Iberind Complejos Industriales, S.L. verkauft. Die Käuferin hatte das Grundstück zunächst an die Demag Cranes & Components S.A. zurückvermietet. Der Mietvertrag ist am 31. März 2006 ausgelaufen.

Mit Vertrag vom 1. Dezember 2005 hat die Demag Cranes & Components Ltd., Banbury, England, ein bebautes Grundstück in Banbury mit Wirkung zum 28. Dezember 2005 zum Preis von ca. GBP 5,7 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 8,2 Mio.) an die Kenmore Banbury Ltd. veräußert. Die Demag Cranes & Components Ltd. hat das Grundstück anschließend von der Kenmore Banbury Ltd. zum Teil zurückgemietet.

Mit notarieller Urkunde vom 29. September 2005 hat die Demag Cranes & Components S.p.A., Agrate Brianza, Italien, ein Industriegrundstück in Agrate Brianza zum Preis von ca. EUR 5,0 Mio. an die Locafit-Locazione Macchinari Industriali Societa per Azioni, Mailand, Italien, veräußert. Die Demag Cranes & Components S.p.A. hat einen Teil des Grundstücks anschließend zurückgemietet.

Mit Vertrag vom 21. Dezember/30. November 2005 hat die Demag Cranes & Components A/S, Måløv, Dänemark, ein bebautes Grundstück in Måløv zum Preis von DKR 16,2 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von ca. EUR 2,2 Mio.) an die Vansgaard A/S veräußert. Die Demag Cranes & Components A/S hat die auf dem Grundstück befindlichen Gebäude anschließend zurückgemietet.

Sonstige wesentliche Vertragsverhältnisse

Finanzierungsverträge

Bestehende Finanzierung

Die Demag Finance S.à r.l., Luxemburg, hat unter einem Senior-Kreditvertrag vom 23. Dezember 2004 von unter anderem der Commerzbank Aktiengesellschaft und der Bayerische Hypo- und Vereinsbank AG ein Darlehen erhalten, aufgeteilt in eine Senior-Kreditfazilität in Höhe von EUR 565,0 Mio. und eine revolvierende Kreditlinie in Höhe von EUR 275,0 Mio. Gleichzeitig gewährten die Commerzbank Aktiengesellschaft und die Bayerische Hypo- und Vereinsbank AG der Demag Mezz S.à r.l., Luxemburg, eine Mezzanin-Kreditfazilität in Höhe von EUR 100,0 Mio. Die revolvierende Kreditlinie diente zur Abdeckung der Finanzierung des Umlaufvermögens der Gesellschaften und ihrer Tochterunternehmen. Ein Betrag von EUR 65,0 Mio. aus der Senior-Kreditfazilität, der für Akquisitionen vorgesehen war, wurde nicht in Anspruch genommen und im Februar 2005 ebenso gekündigt wie ein Betrag von EUR 25,0 Mio. aus der revolvierenden Kreditlinie. Der Hauptbetrag unter der Senior-Kreditfazilität ist amortisierend. Zum 31. März 2006 waren bereits ca. EUR 59,2 Mio. zurückgezahlt und ein Betrag von rund EUR 440,8 Mio. stand noch aus. Die DCC HoldCo 3 (drei) GmbH (die heutige Demag Cranes AG), die DCC HoldCo 5 (fünf) GmbH, die Gottwald Port Technology GmbH sowie weitere operative Gesellschaften des Demag Cranes-Konzerns haben unter den Kreditfazilitäten neben Garantien dingliche Sicherheiten für die Erfüllung der Zahlungsverpflichtungen der Kreditnehmer gestellt. Die dinglichen Sicherheiten umfassen unter anderem Anteilsverpfändung, Kontoverpfändungen, Globalzessionen, Grundpfandrechte sowie die Verpfändung von Rückzahlungsansprüchen aus Darlehen an verbundene Unternehmen. Die Kreditverträge enthalten wie vergleichbare Finanzierungen bestimmte Beschränkungen hinsichtlich ausgewählter Finanzkennzahlen, die während der Laufzeit eingehalten werden müssen. Darunter fallen unter anderem die Einhaltung eines festgelegten Verhältnisses von konsolidierten Nettosenior- oder Nettogesamtverbindlichkeiten zu konsolidiertem EBITDA, von Cash-Flows zu Zahlungsverpflichtungen unter Kreditverträgen sowie von konsolidiertem EBITDA zur zahlungswirksamen Gesamtnettozinsbelastung. Falls die vertraglich vereinbarten Finanzkennzahlen nicht eingehalten werden und der Verstoß nicht innerhalb bestimmter Fristen geheilt wird oder die Kreditgeber nicht auf die Einhaltung der Auflagen verzichten, würde nach den Vertragsbedingungen

ein Kündigungsgrund vorliegen, der die Kreditgeber unter anderem zur sofortigen Fälligstellung aller Verbindlichkeiten berechtigt. Ferner könnten die Kreditverträge beim Eintritt bestimmter anderer vertraglich vereinbarter Umstände mit sofortiger Wirkung zur Rückzahlung fällig gestellt werden.

Die an die Demag Finance S.à r.l. und die Demag Mezz S.à r.l. ausgereichten Mittel wurden unter anderem zur Refinanzierung des Demag Cranes-Konzerns sowie für die Rückführung von Ausleihungen unter verbundenen Unternehmen und zur Vornahme von Ausschüttungen an die jeweiligen Gesellschafter verwendet. Im Zuge dessen wurden aus durch die Demag Finance S.à r.l. unter der Senior-Kreditfazilität gezogenen Beträgen der DCC HoldCo 5 (fünf) GmbH rund EUR 101,8 Mio. und USD 24,5 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von rund EUR 20,2 Mio.), der Gottwald Port Technology GmbH rund EUR 65,0 Mio., der DCC France HoldCo SA, Châlons-en-Champagne, Frankreich, rund EUR 14,9 Mio. sowie der Demag Cranes & Components Ltd., Banbury, England, rund GBP 10,0 Mio. (zum Stichtagskurs 31. März 2006 entspricht dies einem Gegenwert von rund EUR 14,4 Mio.) in Form von Gesellschafterdarlehen weitergereicht. Aus der Mezzanin-Kreditfazilität wurden weitere durch die Demag Mezz S.à r.l. gezogene rund EUR 20,0 Mio. an die Gottwald Port Technology GmbH ebenfalls in Form eines Gesellschafterdarlehens durchgeleitet.

Aus diesen Gesellschafterdarlehen hatten die Gesellschaften des Demag Cranes-Konzerns zum 31. März 2006 noch Verbindlichkeiten in Höhe von rund EUR 188,6 Mio. gegenüber der Demag Finance S.à r.l., und von rund EUR 21,0 Mio. gegenüber der Demag Mezz S.à r.l. Diese Verbindlichkeiten sowie Verbindlichkeiten aus der bestehenden revolvierenden Kreditlinie werden die Unternehmen des Demag Cranes-Konzerns aus im Rahmen der zukünftigen Finanzierung (siehe nachstehend unter„—*Zukünftige Finanzierung*") zur Verfügung gestellten Mitteln am Tag der buchmäßigen Lieferung der Aktien der Gesellschaft durch Clearstream (voraussichtlich am 22. Juni 2006) zurückführen bzw. rückdecken. Im Gegenzug werden die finanzierenden Banken die von Unternehmen des Demag Cranes-Konzerns gestellten Garantien und dinglichen Sicherheiten freigeben. Im Zuge der Abwicklung des Verkaufs der Angebotenen Aktien werden die Demag Finance S.à r.l. und die Demag Mezz S.à r.l. mit diesen zurückgezahlten Beträgen sowie voraussichtlich aus Erlösen des Verkaufs der Angebotenen Aktien die bestehende Finanzierung, soweit sie Unternehmen des Demag Cranes-Konzerns erfasst, ablösen.

Zukünftige Finanzierung

Die Demag Cranes AG wird, vor der Notierungsaufnahme der Aktien der Gesellschaft einen Kreditvertrag über eine Kreditlinie in Höhe von EUR 325,0 Mio. mit der Commerzbank Aktiengesellschaft und der Bayerischen Hypo- und Vereinsbank AG abschließen. Die revolvierende Kreditfazilität soll in Euro oder anderen Währungen verfügbar sein und kann (auch in Form von Einzelkrediten gegenüber einzelnen Kreditgebern) zum Beispiel in Form von Barauszahlungen, Bankgarantien, Gewährleistungsbürgschaften und Akkreditiven ausgenutzt werden. Als Kreditnehmer wird die Gesellschaft auftreten. Die DCC HoldCo 5 (fünf) GmbH, die Demag Cranes & Components GmbH und die Gottwald Port Technology GmbH sowie andere Unternehmen des Demag Cranes-Konzern könnten als zusätzliche Kreditnehmer eintreten. Die Kreditfazilität wird zunächst eine Laufzeit von fünf Jahren haben. Sie dient zum einen der Ablösung der von der Demag Finance S.à r.l. und der Demag Mezz S.à r.l. ausgereichten Gesellschafterdarlehen sowie der Rückführung der von Gesellschaften des Demag Cranes-Konzerns unter der bestehenden revolvierenden Kreditfazilität in Anspruch genommenen Kredite (Refinanzierung). Soweit im Rahmen der bestehenden revolvierenden Kreditfazilität Einzelkreditlinien von Banken, die nicht Kreditgeber der neuen Kreditfazilität sind, in Anspruch genommen wurden, werden diese nicht abgelöst, sondern mit Garantien unter der neuen Kreditfazilität besichert. Ferner wird die neue Kreditfazilität voraussichtlich zur Deckung der Kosten des Börsengangs der Gesellschaft und der Kosten der hier beschriebenen Refinanzierung dienen. Im Übrigen soll die neue Kreditfazilität zur Finanzierung des Umlaufvermögens des Demag Cranes-Konzerns sowie für sonstige Unternehmenszwecke, zum Beispiel für eine Bereitstellung von Garantien oder als Liquiditätsreserve zur Verfügung stehen. Forderungen der Kreditgeber unter dem Kreditvertrag sollen unter anderem durch eine Garantie der Gesellschaft, der Demag Cranes & Components GmbH, der Gottwald Port Technology GmbH, der Crane America Services Inc., Dayton, USA, und der Demag Cranes & Components Corp., Cleveland, USA, (sowie von deren jeweiligen Holding-Gesellschaften) besichert werden. Das Darlehen wird auf der Grundlage von EURIBOR (für Leistungen in Euro) oder LIBOR (für Leistungen in anderen Währungen) verzinst, wobei anfänglich für Entnahmen eine Marge von voraussichtlich

0,7% pro Jahr für jeden Zinszeitraum aufgeschlagen wird, die jedoch unter verschiedenen Bedingungen Anpassungen nach oben oder unten unterliegt.

Der Kreditvertrag wird bestimmte Beschränkungen hinsichtlich der Möglichkeit der Aufnahme weiterer Verschuldung, des Erwerbs oder der Veräußerung von Vermögensgegenständen sowie der Gewährung von Sicherheiten enthalten. Zudem müssen Beschränkungen hinsichtlich bestimmter Finanzkennzahlen während der Laufzeit des Kreditvertrags beachtet werden, unter anderem festgelegte Verhältnisse von konsolidierten Nettogesamtverbindlichkeiten zu konsolidiertem EBITDA und von konsolidiertem EBITDA zur zahlungswirksamen Gesamtnettozinsbelastung. Falls die vertraglich vereinbarten Finanzkennzahlen nicht eingehalten werden und der Verstoß nicht geheilt wird oder die Kreditgeber nicht auf die Einhaltung der Auflagen verzichten, könnte nach den Vertragsbedingungen ein Kündigungsgrund vorliegen, der die Kreditgeber unter anderem zur sofortigen Fälligstellung aller Verbindlichkeiten berechtigt. Ferner könnten die Kreditverträge beim Eintritt bestimmter anderer vertraglich vereinbarter Umstände mit sofortiger Wirkung zur Rückzahlung fällig gestellt werden. Ein Kündigungsrecht besteht ferner in bestimmten Fällen des Kontroll- oder Mehrheitserwerbs durch Dritte.

Einbringungsvertrag vom 18. Mai 2006

Auf Grundlage des Hauptversammlungsbeschlusses der Gesellschaft vom 18. Mai 2006 wurde das Grundkapital der Gesellschaft im Wege der Sachkapitalerhöhung von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 erhöht. Gemäß Einbringungsvertrag vom 18. Mai 2006 haben die Gottwald Luxembourg 2 (b) S.à r.l. und die Gottwald Management Beteiligungs GmbH & Co. KG ihre Anteile an der Gottwald HoldCo3 (drei) GmbH in die Gesellschaft eingebracht. Als Gegenleistung hat die Gesellschaft der Gottwald Luxembourg 2 (b) S.à r.l. 8.906.883 und der Gottwald Management Beteiligungs GmbH & Co. KG 663.310 Stückaktien mit einem anteiligen Betrag am Grundkapital von je EUR 1 gewährt.

Konsortialvertrag mit der Jebsen & Jessen (S.E.A.) Pte. Ltd. hinsichtlich der Beteiligung an der MHE-Demag (S) Pte. Ltd., Singapur

Im Zusammenhang mit ihrer 50%-igen Beteiligung an der MHE-Demag (S) Pte. Ltd. („MHE") ist die Demag Cranes & Components GmbH Partei eines Konsortialvertrags (Shareholder's Agreement) mit dem Mitgesellschafter Jebsen & Jessen (S.E.A.) Pte. Ltd., Singapur („Jebsen & Jessen"), der im Innenverhältnis zwischen den Gesellschaftern die Ausübung ihrer Rechte aus den Geschäftsanteilen an der MHE regelt. Darin haben sich die Parteien unter anderem ein gegenseitiges Vorkaufsrecht gewährt. Ferner hat Jebsen & Jessen im Falle einer wesentlichen Änderung, d.h. Erwerb einer Beteiligung von 50% oder mehr, im Hinblick auf den Gesellschafter der Demag Cranes & Components GmbH oder bei einer Veräußerung des Geschäftsbereichs Material Handling der Demag Cranes & Components GmbH das Recht, die Beteiligung der Demag Cranes & Components GmbH an der MHE zu erwerben und die zwischen der MHE und der Demag Cranes & Components GmbH geschlossenen Vertragshändler- und Lizenzverträge mit einer Frist von zwei Jahren zu kündigen (zu den letztgenannten Verträgen siehe auch „*Geschäfte und Rechtsbeziehungen mit nahe stehenden Personen*").

Gestattungsvertrag mit der Deutsche Bahn AG

Die von Demag Cranes hergestellten Hafenmobilkrane müssen für die Verschiffung vom Werk Düsseldorf in nächtlichen Spezialtransporten an den Rhein gebracht werden. Hierzu ist die Überquerung einer Bahntrasse erforderlich. Die Gottwald Port Technology GmbH und die Deutsche Bahn AG sind Parteien eines Vertrags vom 26. Juli 1991, in dem der Gottwald Port Technology GmbH die Nutzung eines privaten Bahnübergangs über die Bahnstrecke Düsseldorf – Köln gestattet wird. Der Vertrag sieht vor, dass der Übergang nur nach frühzeitiger Anmeldung in nächtlichen Zugpausen benutzt werden darf. Der Vertrag räumt der Gottwald Port Technology GmbH keine festen Zeiten für die Nutzung des Bahnübergangs ein, sondern macht die Nutzung von den betrieblichen Erfordernissen der Deutsche Bahn AG abhängig. Der Gestattungsvertrag mit der Deutsche Bahn AG ist jederzeit mit einer Frist von drei Monaten zum Monatsende kündbar. Er kann von der Deutsche Bahn AG darüber hinaus fristlos gekündigt werden, wenn sie dies aus betrieblichen oder verkehrlichen Gründen für erforderlich hält (siehe auch „*Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit von Demag Cranes—Längere Produktionseinstellungen wegen Betriebsunterbrechungen oder Streiks sowie Lieferverzögerungen könnten das Geschäft von Demag*

Cranes beeinträchtigen"). Bisher sind die Anfragen der Gottwald Port Technology GmbH auf Nutzung des Bahnübergangs von der Deutsche Bahn AG immer entgegenkommend behandelt worden. Verzögerungen von Auslieferungen durch betriebliche Erfordernisse der Bahn sind bisher nicht entstanden.

In diesem Zusammenhang besteht ferner ein Vertrag mit der Stadtgemeinde Düsseldorf aus dem Jahr 1960, mit dem der Gottwald Port Technology GmbH ein Recht auf Nutzung eines Transportwegs zum Rhein eingeräumt wird. Ferner besteht eine mündliche Vereinbarung mit den Stadtwerken Düsseldorf über die Nutzung einer Schwergutplattform am Rhein, deren Nutzung zur Verladung der Güter auf Binnenschiffe erforderlich ist.

INFORMATIONEN ÜBER WESENTLICHE BETEILIGUNGEN DER DEMAG CRANES AG

Die nachfolgende Tabelle gibt einen Überblick über die wesentlichen Beteiligungen der Demag Cranes AG. Sämtliche Anteile an verbundenen Unternehmen sind voll eingezahlt. Ausschüttungsbeschränkungen der Tochter- und Beteiligungsgesellschaften an ihre jeweilige Muttergesellschaft liegen nicht vor.

Wesentliche Beteiligungen der Demag Cranes AG[1]

Name, Sitz	Direkte/ Indirekte Beteiligung der Demag Cranes AG (in %)	Tätigkeitsbereich	Gezeichnetes Kapital per 30.09.2005 (in TEUR)	Buchwert der Anteile per 30.09.2005 gemäß HGB (in TEUR)	Rücklagen per 30.09.2005 gemäß IFRS (in TEUR)	Forderungen (Verbindlichkeiten) der Demag Cranes AG gegenüber verbundenen Unternehmen per 30.09.2005 (in TEUR)	Jahresüberschuss/ (-fehlbetrag) im Geschäftsjahr 2004/2005 (in TEUR)[2]	Durch die Demag Cranes AG im Geschäftsjahr 2004/2005 vereinnahmte Dividenden (in TEUR)
Direkte Beteiligungen								
Gottwald HoldCo 3 (drei) GmbH[3], Düsseldorf, Deutschland	100%	Holding	757	—	10.552	3.267 (21.723)	1.069	—
DCC HoldCo 4 (vier) GmbH[4], Wetter, Deutschland	100%	Holding	25	108.226	108.014	(60.742) 0	(59.795)	—

1 Angaben in der nachfolgenden Tabelle zu „Buchwert der Anteile per 30.09.2005" sowie zu „Durch die Demag Cranes AG im Geschäftsjahr 2004/2005 vereinnahmte Dividenden" sind gemäß HGB erstellt, während alle anderen Angaben gemäß IFRS erstellt sind. Die Angaben sind somit nicht direkt vergleichbar.

2 Bei Gesellschaften, die sich zur Gewinnabführung verpflichtet haben, ist der an die jeweilige Obergesellschaft abgeführte Gewinn bzw. der von dieser ausgeglichene Verlust aufgeführt.

3 Beherrschungs- und Gewinnabführungsvertrag mit der Demag Cranes AG voraussichtlich ab dem 1. Oktober 2006.

4 Gewinnabführungsvertrag mit der Demag Cranes AG.

Name, Sitz	Direkte/ Indirekte Beteiligung der Demag Cranes AG (in %)	Tätigkeitsbereich	Gezeichnetes Kapital per 30.09.2005 (in TEUR)	Buchwert der Anteile per 30.09.2005 gemäß HGB (in TEUR)	Rücklagen per 30.09.2005 gemäß IFRS (in TEUR)	Forderungen (Verbindlichkeiten) der Demag Cranes AG gegenüber verbundenen Unternehmen per 30.09.2005 (inTEUR)	Jahresüberschuss/ (-fehlbetrag) im Geschäftsjahr 2004/2005 (in TEUR)[2]	Durch die Demag Cranes AG im Geschäftsjahr 2004/2005 vereinnahmte Dividenden (in TEUR)
Indirekte Beteiligungen								
Gottwald HoldCo 4 (vier) GmbH[5], Düsseldorf, Deutschland	100%	Holding	25	—	32.881	0 (25.016)	3.267	—
DCC HoldCo 5 (fünf) GmbH[6], Wetter, Deutschland	100%	Holding	25	—	202.154	0 70.385	(54.677)	—
Demag Cranes & Components GmbH[7], Wetter, Deutschland	100%	Vertrieb, Service, Produktion	3.000	—	364.625	0 (898)	(46.334)	—
Gottwald Port Technology GmbH[8], Düsseldorf, Deutschland	100%	Service, Vertrieb, Produktion	1.500	—	53.958	35.018 (92.083)	4.999	—
TBA B.V., Delft, Niederlande[9]	69,78%	Vertrieb, Service, Produktion	18[10]	—	123[10]	—	420[10]	—

5 Gewinnabführungsvertrag mit der Gottwald HoldCo 3 (drei) GmbH.

6 Gewinnabführungsvertrag mit der DCC HoldCo 4 (vier) GmbH.

7 Gewinnabführungsvertrag mit der DCC HoldCo 5 (fünf) GmbH

8 Gewinnabführungsvertrag mit der Gottwald HoldCo 4 (vier) GmbH

9 Die TBA B.V. wurde mit Vertrag vom 28. Oktober 2005 (Vollzug am 7. November 2005) erworben und ist daher im IFRS-Konzernabschluss der Gesellschaft zum 30. September 2005 nicht enthalten.

10 Die Zahlen sind zum Bilanzstichtag der TBA B.V. 31. Dezember 2005 nach local GAAP berechnet.

Name, Sitz	Direkte/ Indirekte Beteiligung der Demag Cranes AG (in %)	Tätigkeitsbe- reich	Gezeichnetes Kapital per 30.09.2005 (in TEUR)	Buchwert der Anteile per 30.09.2005 gemäß HGB (in TEUR)	Rücklagen per 30.09.2005 gemäß IFRS (in TEUR)	Forderungen (Verbindlichkeiten) der Demag Cranes AG gegenüber verbundenen Unternehmen per 30.09.2005 (inTEUR)	Jahresüber- schuss/ (-fehlbetrag) im Geschäftsjahr 2004/2005 (in TEUR)[2]	Durch die Demag Cranes AG im Geschäftsjahr 2004/2005 vereinnahmte Dividenden (in TEUR)
Demag Cranes & Components Pty. Ltd., Smithfield, Australien	100%	Vertrieb, Produktion	1.579	—	4.151	0	560	—
Demag Cranes & Components Ltda., Cotia, Brasilien	99.9999%	Vertrieb, Produktion	3.706	—	4.445	0	2.786	—
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai, China	100%	Vertrieb, Produktion	3.771	—	(3.863)	0	(794)	—
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong, China	100%	Vertrieb	173	—	942	0	1.184	—
DCC France HoldCo SAS, Chalons en Champagne, Frankreich	100%	Holding	10.100	—	723	0	(5.616)	—
Demag Cranes & Components SA, Chalons en Champagne, Frankreich	100%	Vertrieb	1.000	—	4.571	0	(214)	—
Demag Cranes & Components Ltd., Banbury, Großbritannien	100%	Vertrieb, Produktion	10.998	—	1.903	0	2.686[11]	—

11 Jahresüberschuss vor Gewinnabführung.

Name, Sitz	Direkte/ Indirekte Beteiligung der Demag Cranes AG (in %)	Tätigkeitsbereich	Gezeichnetes Kapital per 30.09.2005 (in TEUR)	Buchwert der Anteile per 30.09.2005 gemäß HGB (in TEUR)	Rücklagen per 30.09.2005 gemäß IFRS (in TEUR)	Forderungen (Verbindlichkeiten) der Demag Cranes AG gegenüber verbundenen Unternehmen per 30.09.2005 (inTEUR)	Jahresüberschuss/ (-fehlbetrag) im Geschäftsjahr 2004/2005 (in TEUR)[2]	Durch die Demag Cranes AG im Geschäftsjahr 2004/2005 vereinnahmte Dividenden (in TEUR)
Demag Cranes & Components Holdings Ltd., Banbury, Großbritannien	100%	Holding	0,1	—	15.795	0	(18.162)[12]	—
Donati Sollevamenti S.r.l., Varese, Italien	100%	Vertrieb, Produktion	4.000	—	1.404	0	157	—
Demag Cranes & Components S.p.A., Agrate Brianza, Italien	100%	Vertrieb, Produktion	10.000	—	2.656	0	1.476	—
Demag Cranes & Components GmbH, Salzburg, Österreich	100%	Vertrieb	4.360	—	2.536	0	814	—
Demag Cranes & Components Spain HoldCo S.A., Madrid, Spanien	100%	Holding	60	—	5.063	0	(499)	—
Demag Cranes & Components S.A., Madrid, Spanien	100%	Vertrieb, Produktion	10.135	—	22.236	0	(1.056)	—
Demag Cranes & Components (Pty.) Ltd., Johannesburg, Südafrika	100%	Produktion Vertrieb,	912	—	7.121	0	2.437	—
Demag Cranes & Components spol. s.r.o., Slaný, Tschechische Republik	100%	Vertrieb, Produktion	947	—	1.190	0	421	—
Demag Cranes & Components Corp., Cleveland, USA	100%	Vertrieb, Produktion	4.152	—	13.722	0	311	—
Crane America Services Corp., Dayton, USA	100%	Service	5.896	—	(5.204)	0	1.384	—
MHE-Demag (S) Pte. Ltd., Singapur, Singapur	50%	Vertrieb	5.095[13]	—	16.925[13]	0	2.822[13]	—

12 Jahresüberschuss vor Gewinnvereinnahmung.

13 Die Zahlen sind zum Bilanzstichtag der MHE-Demag (S) Pte. Ltd. 31. Dezember 2005 nach local GAAP berechnet.

BESTEUERUNG IN DER BUNDESREPUBLIK DEUTSCHLAND

Dieser Abschnitt enthält eine kurze Zusammenfassung einiger wichtiger deutscher Besteuerungsgrundsätze, die im Zusammenhang mit dem Erwerb, dem Halten oder der Übertragung von Aktien bedeutsam sind oder werden können. Es handelt sich dabei nicht um eine umfassende oder gar vollständige Darstellung sämtlicher steuerlicher Aspekte, die für Aktionäre relevant sein können. Grundlage dieser Zusammenfassung ist das am Tag der Billigung dieses Prospekts geltende nationale deutsche Steuerrecht sowie Bestimmungen der Doppelbesteuerungsabkommen, die derzeit zwischen der Bundesrepublik Deutschland und anderen Staaten abgeschlossen sind. In beiden Bereichen können sich Bestimmungen – unter Umständen auch rückwirkend – ändern.

Potentiellen Käufern der Aktien wird daher empfohlen, wegen der Steuerfolgen des Erwerbs, des Haltens sowie der Übertragung von Aktien und wegen des bei einer gegebenenfalls möglichen Erstattung deutscher Quellensteuer (Kapitalertragsteuer) einzuhaltenden Verfahrens ihre steuerlichen Berater zu konsultieren. Diese sind in der Lage, auch die besonderen steuerlichen Verhältnisse des einzelnen Aktionärs angemessen zu berücksichtigen.

Besteuerung der Gesellschaft

Deutsche Kapitalgesellschaften unterliegen mit ihrem Gewinn grundsätzlich der Körperschaftsteuer mit einem einheitlichen Satz von 25% für ausgeschüttete und einbehaltene Gewinne zuzüglich eines Solidaritätszuschlags in Höhe von 5,5% auf die Körperschaftsteuerschuld (insgesamt 26,375%).

Dividenden oder andere Gewinnanteile, die die Gesellschaft von inländischen oder ausländischen Kapitalgesellschaften bezieht, sind grundsätzlich zu 95% von der Körperschaftsteuer befreit; 5% der jeweiligen Einnahmen gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Gleiches gilt für Gewinne der Gesellschaft aus der Veräußerung von Anteilen an einer inländischen oder ausländischen Kapitalgesellschaft.

Zusätzlich unterliegen deutsche Kapitalgesellschaften mit ihrem in inländischen Betriebsstätten erzielten Gewerbeertrag der Gewerbesteuer. Die Höhe der Gewerbesteuer ist abhängig davon, in welcher Gemeinde die Gesellschaft Betriebsstätten unterhält. Die Gewerbesteuer beträgt in der Regel effektiv ca. 12% bis 20% des Gewerbeertrags, je nach Hebesatz der Gemeinde. Bei der Ermittlung des körperschaftsteuerpflichtigen Einkommens der Kapitalgesellschaft ist die Gewerbesteuer als Betriebsausgabe abzugsfähig.

Für Zwecke der Gewerbesteuer werden Gewinne aus der Veräußerung von Anteilen an einer anderen Kapitalgesellschaft in gleicher Weise behandelt wie für Zwecke der Körperschaftsteuer. Von inländischen und ausländischen Kapitalgesellschaften bezogene Gewinnanteile sind allerdings nur dann von der Gewerbesteuer befreit, wenn die Gesellschaft zu Beginn des maßgeblichen Erhebungszeitraumes zu mindestens 10% am Grund- oder Stammkapital der ausschüttenden Gesellschaft beteiligt war. Für Gewinnanteile, die von ausländischen Kapitalgesellschaften stammen, gelten zusätzliche Einschränkungen.

Steuerliche Verlustvorträge können nur bis zur Höhe von EUR 1,0 Mio. zum vollen Ausgleich eines körperschaftsteuerpflichtigen Einkommens bzw. des Gewerbeertrags herangezogen werden. Ein diesen Betrag übersteigender Gewinn bzw. Gewerbeertrag kann nur zu 60% durch körperschaftsteuerliche bzw. gewerbesteuerliche Verlustvorträge gemindert werden. Die verbleibenden 40% müssen versteuert werden (sog. Mindestbesteuerung). Nicht genutzte steuerliche Verlustvorträge können aber ohne zeitliche Beschränkung vorgetragen und im Rahmen der dargestellten Regelung von zukünftigen steuerpflichtigen Einkommen bzw. Gewerbeerträgen abgezogen werden.

Besteuerung der Aktionäre

Bei der Besteuerung der Aktionäre ist zu unterscheiden zwischen der Besteuerung im Zusammenhang mit dem Halten der Aktien (Besteuerung von Dividenden), der Veräußerung von Aktien (Besteuerung von Veräußerungsgewinnen) und der unentgeltlichen Übertragung von Aktien (Erbschaft- und Schenkungsteuer).

Besteuerung von Dividenden

Kapitalertragsteuer

Die Gesellschaft hat grundsätzlich für Rechnung der Aktionäre von den von ihr ausgeschütteten Dividenden eine Quellensteuer (Kapitalertragsteuer) in Höhe von 20% und einen auf die Kapitalertragsteuer erhobenen Solidaritätszuschlag in Höhe von 5,5% (insgesamt 21,1%) einzubehalten und abzuführen. Bemessungsgrundlage für die Kapitalertragsteuer ist die von der Hauptversammlung beschlossene Dividende.

Die Kapitalertragsteuer wird grundsätzlich unabhängig davon einbehalten, ob und in welchem Umfang die Dividende auf Ebene des Aktionärs von der Steuer befreit ist und ob es sich um einen im Inland oder im Ausland ansässigen Aktionär handelt.

Bei Dividenden, die an eine in einem anderen Mitgliedstaat der Europäischen Union ansässige Gesellschaft im Sinne des Art. 2 der so genannten Mutter-Tochter-Richtlinie (Richtlinie Nr. 90/435/EWG des Rates vom 23. Juli 1990) ausgeschüttet werden, kann bei Vorliegen weiterer Voraussetzungen auf Antrag von einer Einbehaltung der Kapitalertragsteuer ganz abgesehen werden. Das gilt auch für Dividenden, die an eine in einem anderen Mitgliedstaat der Europäischen Union belegene Betriebsstätte einer solchen Muttergesellschaft oder an eine in einem anderen Mitgliedstaat der Europäischen Union belegene Betriebsstätte einer in Deutschland unbeschränkt steuerpflichtigen Muttergesellschaft ausgeschüttet werden.

Für Ausschüttungen an sonstige im Ausland ansässige Aktionäre wird der Kapitalertragsteuersatz, wenn Deutschland mit dem Ansässigkeitsstaat des Aktionärs ein Doppelbesteuerungsabkommen abgeschlossen hat und wenn der Aktionär seine Aktien weder im Vermögen einer Betriebsstätte oder festen Einrichtung in Deutschland noch in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, hält, nach Maßgabe des Doppelbesteuerungsabkommens ermäßigt. Die Kapitalertragsteuerermäßigung wird grundsätzlich in der Weise gewährt, dass die Differenz zwischen dem einbehaltenen Gesamtbetrag einschließlich des Solidaritätszuschlags und der unter der Anwendung des einschlägigen Doppelbesteuerungsabkommens tatsächlich geschuldeten Kapitalertragsteuer (in der Regel 15%) auf Antrag durch die deutsche Finanzverwaltung (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, D-53225 Bonn) erstattet wird. Formulare für das Erstattungsverfahren sind beim Bundeszentralamt für Steuern (http://www.bzst.bund.de) sowie den deutschen Botschaften und Konsulaten erhältlich.

Im Inland ansässige Aktionäre

Bei Aktionären (natürlichen Personen und Körperschaften), die in Deutschland unbeschränkt steuerpflichtig sind (in der Regel Personen, deren Wohnsitz, gewöhnlicher Aufenthalt, Sitz oder Ort der Geschäftsleitung sich in Deutschland befindet), wird die einbehaltene und abgeführte Kapitalertragsteuer (einschließlich Solidaritätszuschlag) auf die Einkommen- oder Körperschaftsteuerschuld angerechnet bzw. in Höhe eines etwaigen Überhanges erstattet.

Besteuerung von Dividendeneinkünften in Deutschland ansässiger Aktionäre, die ihre Aktien im Privatvermögen halten

Bei in Deutschland unbeschränkt steuerpflichtigen natürlichen Personen, die Aktien im Privatvermögen halten, gehört die Hälfte der Dividende zu den steuerpflichtigen Einkünften aus Kapitalvermögen (so genanntes Halbeinkünfteverfahren). Diese Hälfte der Dividenden unterliegt der progressiven Einkommensteuer bis zu einem Höchstsatz von derzeit 42% zuzüglich 5,5% Solidaritätszuschlag hierauf (bei dem Höchstsatz von 42% würde sich hierbei eine Gesamtbelastung von gerundet 44,3% ergeben). Mit solchen Dividenden in wirtschaftlichem Zusammenhang stehende Aufwendungen sind nur zur Hälfte steuerlich abzugsfähig.

Natürlichen Personen, die Aktien im Privatvermögen halten, steht für ihre Einkünfte aus Kapitalvermögen insgesamt ein Sparerfreibetrag in Höhe von EUR 1.370 (bzw. EUR 2.740 für zusammen veranlagte Ehegatten) pro Kalenderjahr zu. Daneben wird eine Werbungskostenpauschale von EUR 51 (bzw. EUR 102 für zusammen veranlagte Ehegatten) gewährt, sofern keine höheren Werbungskosten nachgewiesen werden. Nur soweit die Hälfte der Dividenden und anderen Einnahmen aus Kapitalvermögen nach (bei Dividenden hälftigem) Abzug

der tatsächlichen Werbungskosten bzw. des Werbungskosten-Pauschbetrags den Sparerfreibetrag übersteigen, sind sie steuerpflichtig.

Besteuerung von Dividendeneinkünften in Deutschland ansässiger Aktionäre, die ihre Aktien im Betriebsvermögen halten

Werden die Aktien in einem Betriebsvermögen gehalten, so hängt die Besteuerung davon ab, ob der Aktionär eine Körperschaft, ein Einzelunternehmer oder eine Personengesellschaft (Mitunternehmerschaft) ist.

Kapitalgesellschaften. Dividenden, die im Inland ansässige Körperschaften beziehen, sind – vorbehaltlich bestimmter Ausnahmen für Unternehmen des Finanz- und Versicherungssektors – grundsätzlich zu 95% von der Körperschaftsteuer und dem Solidaritätszuschlag befreit; 5% der Dividenden gelten pauschal als nicht abzugsfähige Betriebsausgaben und unterliegen daher der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Im Übrigen dürfen tatsächlich anfallende Betriebsausgaben, die mit den Dividenden in unmittelbarem Zusammenhang stehen, abgezogen werden. Eine Mindestbeteiligungsgrenze oder eine Mindesthaltezeit ist grundsätzlich nicht zu beachten. Die Dividenden unterliegen jedoch nach Abzug der mit ihnen in wirtschaftlichem Zusammenhang stehenden Betriebsausgaben in voller Höhe der Gewerbesteuer, es sei denn, die Körperschaft war zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10% am Grundkapital der Gesellschaft beteiligt. Im letztgenannten Fall unterliegen die Dividenden nicht der Gewerbesteuer; nach Auffassung der Finanzverwaltung fällt allerdings auf 5% der Dividenden, die als nicht abzugsfähige Betriebsausgaben gelten, Gewerbesteuer an.

Einzelunternehmer. Werden die Aktien im Betriebsvermögen eines Einzelunternehmers gehalten, geht die Dividende für Zwecke der Einkommensbesteuerung zur Hälfte in die Ermittlung der Einkünfte ein. Betriebsausgaben, die mit den Dividenden in wirtschaftlichem Zusammenhang stehen, sind lediglich zur Hälfte abzugsfähig. Die Dividenden unterliegen nach Abzug der damit in wirtschaftlichem Zusammenhang stehenden Betriebsausgaben bei Zurechnung der Aktien zu einer inländischen, d.h. in Deutschland unterhaltenen, Betriebsstätte eines Gewerbebetriebs zusätzlich in voller Höhe der Gewerbesteuer, es sei denn, der Steuerpflichtige war zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10% am Grundkapital der Gesellschaft beteiligt. Im letztgenannten Fall unterliegen die Dividenden nicht der Gewerbesteuer. Fällt Gewerbesteuer an, so wird diese jedoch – abhängig von der Höhe des kommunalen Steuersatzes und der persönlichen Besteuerungsverhältnisse – vollständig oder teilweise auf die persönliche Einkommensteuer des Aktionärs angerechnet.

Personengesellschaften. Ist der Aktionär eine Personengesellschaft, so wird Einkommen- bzw. Körperschaftsteuer nur auf Ebene des jeweiligen Gesellschafters der Personengesellschaft erhoben. Die Besteuerung hängt dabei davon ab, ob der Gesellschafter eine Körperschaft oder eine natürliche Person ist: Ist der Gesellschafter eine Körperschaft, ist die Dividende grundsätzlich zu 95% steuerfrei (siehe oben unter „Kapitalgesellschaften"). Ist der Gesellschafter eine natürliche Person, unterliegt die Hälfte der Dividendenbezüge der Einkommensteuer zuzüglich Solidaritätszuschlag (siehe oben unter „Einzelunternehmer"). Zusätzlich unterliegen die Dividenden bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs der Personengesellschaft bei dieser der Gewerbesteuer, und zwar grundsätzlich in voller Höhe. Wenn der Gesellschafter der Personengesellschaft eine natürliche Person ist, wird die von der Personengesellschaft gezahlte, auf seinen Anteil entfallende Gewerbesteuer jedoch – abhängig von der Höhe des kommunalen Steuersatzes und der persönlichen Besteuerungsverhältnisse – vollständig oder teilweise auf seine persönliche Einkommensteuer angerechnet. War die Personengesellschaft zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10% am Grundkapital der Gesellschaft beteiligt, unterliegen die Dividenden nicht der Gewerbesteuer. Allerdings fällt in diesem Fall, soweit an der Personengesellschaft Körperschaften beteiligt sind, nach Auffassung der Finanzverwaltung auf 5% der Dividenden, die als nicht abzugsfähige Betriebsausgaben gelten, Gewerbesteuer an.

Im Ausland ansässige Aktionäre

Nicht in Deutschland ansässige Aktionäre (natürliche Personen und Körperschaften), die ihre Aktien über eine inländische Betriebsstätte oder feste Einrichtung oder ein Betriebsvermögen, für das im Inland ein ständiger Vertreter bestellt ist, halten, unterliegen mit ihren Dividendeneinkünften

der deutschen Steuer. Insoweit gilt das oben in Bezug auf in Deutschland ansässige Aktionäre Dargestellte entsprechend. Die einbehaltene und abgeführte Kapitalertragsteuer (einschließlich Solidaritätszuschlag) wird ihnen auf die Einkommen- oder Körperschaftsteuerschuld angerechnet bzw. in Höhe eines etwaigen Überhangs erstattet.

In allen sonstigen Fällen ist eine etwaige deutsche Steuerschuld mit Einbehaltung der Kapitalertragsteuer abgegolten. Eine Ermäßigung der Kapitalertragsteuer im Wege der Erstattung findet nur in den oben unter „—*Kapitalertragssteuer*" beschriebenen Fällen statt.

Besteuerung von Veräußerungsgewinnen

Im Inland ansässige Aktionäre

Besteuerung von Veräußerungsgewinnen in Deutschland ansässiger Aktionäre, die Aktien im Privatvermögen halten

Ein Gewinn aus der Veräußerung von Aktien durch eine in Deutschland unbeschränkt steuerpflichtige natürliche Person, die die Aktien in ihrem Privatvermögen hält, unterliegt in Deutschland grundsätzlich der Einkommensteuer zuzüglich Solidaritätszuschlag, wenn die Veräußerung innerhalb eines Jahres nach Anschaffung der veräußerten Aktien stattfindet. Bei Aktien, die einem Verwahrer zur Sammelverwahrung nach § 5 Depotgesetz anvertraut worden sind, wird dabei unterstellt, dass die zuerst angeschafften Aktien zuerst veräußert werden. Bemessungsgrundlage ist grundsätzlich die Hälfte des Veräußerungsgewinns. Der Gewinn wird nicht besteuert, wenn er zusammen mit anderen Gewinnen aus privaten Veräußerungsgeschäften im Kalenderjahr weniger als EUR 512 beträgt. Ein Veräußerungsverlust kann nur durch im gleichen Kalenderjahr aus privaten Veräußerungsgeschäften erzielte Gewinne ausgeglichen oder, wenn dies mangels entsprechender Gewinne nicht möglich ist, unter bestimmten Voraussetzungen von positiven Einkünften aus privaten Veräußerungsgeschäften des Vorjahres und in gewissen Grenzen der Folgejahre abgezogen werden.

Ein Gewinn aus der Veräußerung von Aktien, die im Privatvermögen einer in Deutschland unbeschränkt steuerpflichtigen natürlichen Person gehalten werden, unterliegt auch nach Ablauf der vorgenannten Jahresfrist grundsätzlich zur Hälfte der Besteuerung nach dem individuellen Einkommensteuersatz zuzüglich Solidaritätszuschlag in Höhe von 5,5% auf die Einkommensteuerschuld, wenn die natürliche Person oder im Falle eines unentgeltlichen Erwerbes ihr Rechtsvorgänger bzw., wenn die Aktien mehrmals nacheinander unentgeltlich übertragen worden sind, einer ihrer Rechtsvorgänger zu irgendeinem Zeitpunkt während der der Veräußerung vorangegangenen fünf Jahre zu mindestens 1% unmittelbar oder mittelbar am Kapital der Gesellschaft beteiligt war. Veräußerungsverluste und Aufwendungen im wirtschaftlichen Zusammenhang mit der Veräußerung können grundsätzlich nur zur Hälfte abgezogen werden.

Besteuerung von Veräußerungsgewinnen in Deutschland ansässiger Aktionäre, die Aktien im Betriebsvermögen halten

Werden die Aktien in einem Betriebsvermögen gehalten, so hängt die Besteuerung davon ab, ob Aktionär eine Körperschaft, ein Einzelunternehmer oder eine Personengesellschaft (Mitunternehmerschaft) ist.

Kapitalgesellschaften. Gewinne aus der Veräußerung von Aktien, die von im Inland ansässigen Körperschaften gehalten werden, sind – vorbehaltlich bestimmter Ausnahmen für Unternehmen des Finanz- und Versicherungssektors – grundsätzlich unabhängig von der Beteiligungshöhe und der Haltedauer der veräußerten Aktien zu 95% von der Gewerbe- und Körperschaftsteuer einschließlich Solidaritätszuschlag befreit; 5% der Gewinne gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag) sowie der Gewerbesteuer. Veräußerungsverluste und andere Gewinnminderungen, die im Zusammenhang mit den veräußerten Aktien stehen, dürfen steuerlich grundsätzlich nicht als Betriebsausgaben abgezogen werden.

Einzelunternehmer. Ein Gewinn aus der Veräußerung von Aktien, die von einem in Deutschland unbeschränkt steuerpflichtigen Einzelunternehmer im Betriebsvermögen gehalten werden, ist stets einkommensteuer- und solidaritätszuschlagspflichtig sowie bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs auch gewerbesteuerpflichtig.

Bemessungsgrundlage ist bei der Veräußerung von Aktien die Hälfte des Gewinns. Veräußerungsverluste und Aufwendungen in wirtschaftlichem Zusammenhang mit der Veräußerung von Aktien sind, soweit sie steuerlich geltend gemacht werden können, nur zur Hälfte zu berücksichtigen. Die Gewerbesteuer wird jedoch – abhängig von der Höhe des kommunalen Steuersatzes und der persönlichen Besteuerungsverhältnisse – vollständig oder teilweise auf seine persönliche Einkommensteuer angerechnet.

Personengesellschaften. Ist Aktionär eine Personengesellschaft, so wird Einkommen- bzw. Körperschaftsteuer nur auf Ebene des jeweiligen Gesellschafters der Personengesellschaft erhoben. Die Besteuerung hängt dabei davon ab, ob der Gesellschafter eine Körperschaft oder eine natürliche Person ist: Bei einer Körperschaft ist der Gewinn aus der Veräußerung von Aktien grundsätzlich zu 95% steuerbefreit. Ist der Gesellschafter eine natürliche Person, unterliegt die Hälfte des Veräußerungsgewinns der Einkommensteuer zuzüglich Solidaritätszuschlag (siehe oben (ii)). Zusätzlich unterliegt der Veräußerungsgewinn bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs der Personengesellschaft bei dieser der Gewerbesteuer. Die erwähnten einkommen- und körperschaftsteuerlichen Freistellungen (nur hälftige Erfassung des Veräußerungsgewinns bei natürlichen Personen bzw. Befreiung von 95% des Veräußerungsgewinns bei Körperschaften) gelten für Zwecke der Gewerbesteuer entsprechend, soweit an der Personengesellschaft natürliche Personen oder Körperschaften beteiligt sind. Veräußerungsverluste und andere Gewinnminderungen, die im Zusammenhang mit den veräußerten Aktien stehen, bleiben für Zwecke der Gewerbesteuer ebenfalls unberücksichtigt, soweit eine Körperschaft Gesellschafter ist, bzw. werden nur hälftig berücksichtigt, soweit eine natürliche Person Gesellschafter ist. Wenn der Gesellschafter eine natürliche Person ist, wird die von der Personengesellschaft gezahlte, auf seinen Anteil entfallende Gewerbesteuer jedoch – abhängig von der Höhe des kommunalen Steuersatzes und der persönlichen Besteuerungsverhältnisse – vollständig oder teilweise auf seine persönliche Einkommensteuer angerechnet.

Im Ausland ansässige Aktionäre

Veräußerungsgewinne, die von nicht in Deutschland ansässigen Aktionären erzielt werden, unterliegen der deutschen Steuer grundsätzlich nur, wenn der veräußernde Aktionär oder – im Fall eines unentgeltlichen Erwerbs – sein Rechtsvorgänger zu einem beliebigen Zeitpunkt innerhalb von fünf Jahren vor der Veräußerung unmittelbar oder mittelbar zu mindestens 1% am Grundkapital der Gesellschaft beteiligt war. In diesem Fall

- unterliegen gegebenenfalls 5% des Veräußerungsgewinns der Körperschaftsteuer und dem Solidaritätszuschlag, wenn der Aktionär eine Körperschaftsgesellschaft ist und
- unterliegt in allen anderen Fällen die Hälfte des Veräußerungsgewinns der Einkommensteuer und dem Solidaritätszuschlag.

Die meisten Doppelbesteuerungsabkommen sehen hierbei allerdings eine vollständige Freistellung von deutschen Steuern vor und weisen das Besteuerungsrecht dem Ansässigkeitsstaat des Aktionärs zu.

Für Gewinne aus dem Verkauf von Aktien, die über eine inländische Betriebsstätte oder feste Einrichtung oder in einem Betriebsvermögen, für das im Inland ein ständiger Vertreter bestellt ist, gehalten wurden, gilt das oben für in Deutschland ansässige Aktionäre Dargestellte entsprechend.

Sonderregeln für Unternehmen des Finanz- und Versicherungssektors als Aktionäre

Soweit Kreditinstitute und Finanzdienstleistungsinstitute, einschließlich solcher mit Sitz in einem anderen Mitgliedstaat der Europäischen Gemeinschaft oder in einem anderen Vertragsstaat des EWR-Abkommens, Aktien, die nach § 1 Abs. 12 des Gesetzes über das Kreditwesen dem Handelsbuch zuzurechnen sind, halten bzw. veräußern, gelten weder für Dividenden noch für Veräußerungsgewinne das Halbeinkünfteverfahren bzw. die 95%-ige Befreiung von der Körperschaftsteuer und gegebenenfalls von der Gewerbesteuer. Für Aktien, die von Finanzunternehmen im Sinne des Gesetzes über das Kreditwesen mit dem Ziel der kurzfristigen Erzielung eines Eigenhandelserfolges erworben worden sind, sowie für Aktien, die bei Lebens- und Krankenversicherungsunternehmen den Kapitalanlagen zuzurechnen sind oder die von Pensionsfonds gehalten werden, gilt dies entsprechend. Die Vorschriften hinsichtlich der 95%-igen Befreiung der Dividendenbezüge von der Körperschaftsteuer und gegebenenfalls von der

Gewerbesteuer finden in den in diesem Abschnitt (Sonderregeln für Unternehmen des Finanz- und Versicherungssektors als Aktionäre) genannten Fällen jedoch Anwendung, soweit die Dividenden im Rahmen der so genannten Mutter-Tochter-Richtlinie (Richtlinie Nr. 90/435/EWG des Rates vom 23. Juli 1990) steuerlich begünstigt sind.

Erbschaft- bzw. Schenkungsteuer

Der Übergang von Aktien auf eine andere Person durch Schenkung oder von Todes wegen unterliegt der deutschen Erbschaft- bzw. Schenkungsteuer grundsätzlich nur, wenn

(i) der Erblasser, der Schenker, der Erbe, der Beschenkte oder der sonstige Erwerber zur Zeit des Vermögensüberganges seinen Wohnsitz oder seinen gewöhnlichen Aufenthalt in Deutschland hatte oder sich als deutscher Staatsangehöriger nicht länger als fünf Jahre dauernd im Ausland aufgehalten hat, ohne im Inland einen Wohnsitz zu haben, oder

(ii) die Aktien beim Erblasser oder Schenker zu einem Betriebsvermögen gehörten, für das in Deutschland eine Betriebsstätte unterhalten wurde oder ein ständiger Vertreter bestellt war, oder

(iii) der Erblasser zum Zeitpunkt des Erbfalls oder der Schenker zum Zeitpunkt der Schenkung entweder allein oder zusammen mit anderen ihm nahestehenden Personen zu mindestens 10% am Grundkapital der Gesellschaft unmittelbar oder mittelbar beteiligt war.

Die wenigen gegenwärtig in Kraft befindlichen deutschen Erbschaftsteuer-Doppelbesteuerungsabkommen sehen in der Regel vor, dass deutsche Erbschaft- bzw. Schenkungsteuer nur in Fall (i) und mit Einschränkungen in Fall (ii) erhoben werden kann.

Besondere Vorschriften gelten für bestimmte deutsche Staatsangehörige, die im Inland weder einen Wohnsitz noch ihren gewöhnlichen Aufenthalt haben.

Sonstige Steuern

Bei Kauf, Verkauf oder sonstiger Veräußerung von Aktien fällt keine deutsche Kapitalverkehrsteuer, Umsatzsteuer, Stempelsteuer oder ähnliche Steuer an. Unter bestimmten Voraussetzungen ist es jedoch möglich, dass Unternehmer zu einer Umsatzsteuerpflicht der ansonsten steuerfreien Umsätze optieren. Vermögensteuer wird in Deutschland gegenwärtig nicht erhoben.

AKTIENÜBERNAHME

Gegenstand und Vereinbarungen zur Aktienübernahme

Das Angebot umfasst bis zu 13.000.000 von den abgebenden Aktionären angebotene Aktien (bis zu 14.950.000 Aktien bei vollständiger Ausübung der Greenshoe-Option). Die Aktien werden in der Zeit vom 7. Juni 2006 bis 19. Juni 2006 in der Bundesrepublik Deutschland öffentlich angeboten. In den Vereinigten Staaten werden die Aktien ausschließlich an Qualified Institutional Buyers im Rahmen einer Platzierung gemäß Rule 144A des Securities Act angeboten (mit Ausnahme der bevorrechtigten Zuteilung an eine Kommanditgesellschaft, die von KKR im Interesse ihrer Führungskräfte und Mitarbeiter und der Führungskräfte und Mitarbeiter bestimmter assoziierter (*affiliated*) Gesellschaften und Personen gegründet worden ist, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden). Außerhalb der Vereinigten Staaten werden die Aktien der Gesellschaft im Rahmen einer Platzierung gemäß Regulation S des Securities Act angeboten. Die Aktien der Gesellschaft werden nicht gemäß Section 5 des Securities Act registriert.

Die Konsortialbanken werden sich in einem voraussichtlich am 19. Juni 2006 zwischen der Gesellschaft, den abgebenden Aktionären und den Konsortialbanken abzuschließenden Übernahmevertrag (der „Übernahmevertrag") verpflichten, die Angebotenen Aktien zu übernehmen und im Rahmen des Angebots zum Kaufpreis zu platzieren. Der Kaufpreis für die Angebotenen Aktien wird im Zeitpunkt der Lieferung und Abrechnung der Aktien an die abgebenden Aktionäre (abzüglich vereinbarter Provisionen) abgeführt. Die Provision für die Aktienübernahme, die von den abgebenden Aktionären an die Konsortialbanken zu zahlen ist, wird voraussichtlich 2,0% des Emissionserlöses betragen. Eine weitere Provisionszahlung in Höhe von bis zu 1,5% des Emissionserlöses als Erfolgsprämie steht im Ermessen der abgebenden Aktionäre.

Die nach Maßgabe des Übernahmevertrags vorbehaltlich der Erfüllung und des Eintritts bestimmter Bedingungen von jeder Konsortialbank zu erwerbende Prozentzahl von Aktien aus dem Angebot ist nachfolgend aufgeführt:

Konsortialbanken	Prozent der Angebotenen Aktien
Goldman Sachs International (Globaler Koordinator)	35%
Lehman Brothers International (Europe) (Globaler Koordinator)	35%
Commerzbank Aktiengesellschaft	9%
Bayerische Hypo- und Vereinsbank AG	9%
CALYON	6%
WestLB AG	6%
Summe	**100%**

Der Kaufpreis für die Angebotenen Aktien wird mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs von den abgebenden Aktionären und den Globalen Koordinatoren am 19. Juni 2006 abends festgelegt. Anleger, die ihren Kaufauftrag über eine der Konsortialbanken abgegeben haben, können die Anzahl der ihnen jeweils zugeteilten Aktien bei der betreffenden Konsortialbank voraussichtlich ab dem 20. Juni 2006 in Erfahrung bringen. Die Lieferung der Aktien gegen Zahlung wird voraussichtlich am 22. Juni 2006 erfolgen.

Aktien im Gegenwert von insgesamt bis zu EUR 10,8 Mio. werden für eine bevorrechtigte Zuteilung an Mitarbeiter, Führungskräfte, Vorstands- und Aufsichtsratsmitglieder der Gesellschaft, an eine Kommanditgesellschaft, die von KKR im Interesse ihrer Führungskräfte und Mitarbeiter und der Führungskräfte und Mitarbeiter bestimmter assoziierter (*affiliated*) Gesellschaften und Personen gegründet worden ist, sowie an Führungskräfte und Mitarbeiter von Demag Investments S.à r.l. und mit Demag Investments S.à r.l. verbundener Gesellschaften in Luxemburg reserviert. Die Mitarbeiter des Demag Cranes-Konzerns in Deutschland (nicht jedoch Vorstandsmitglieder) werden die Möglichkeit erhalten, eine begrenzte Anzahl dieser Aktien mit einem Preisnachlass zum Kaufpreis zu erwerben. Siehe auch „*Das Angebot—Bevorrechtigte Zuteilung*".

Stabilisierung, Mehrzuteilung und Greenshoe-Option

Im Zusammenhang mit der Platzierung der Angebotenen Aktien der Demag Cranes AG handelt Goldman Sachs International als Stabilisierungsmanager und kann, auch durch verbundene Unternehmen, Maßnahmen ergreifen, die auf die Stützung des Börsen- oder Marktpreises der Aktien der Demag Cranes AG abzielen, um einen bestehenden Verkaufsdruck auszugleichen („Stabilisierungsmaßnahmen"). Es besteht keine Verpflichtung des Stabilisierungsmanagers, Stabilisierungsmaßnahmen zu ergreifen. Daher wird nicht garantiert, dass Stabilisierungsmaßnahmen überhaupt durchgeführt werden. Sofern Stabilisierungsmaßnahmen ergriffen werden, können diese jederzeit ohne vorherige Bekanntgabe beendet werden. Derartige Maßnahmen können ab dem Zeitpunkt der Aufnahme der Börsennotierung der Aktien der Gesellschaft vorgenommen werden und müssen spätestens am 30. Kalendertag nach diesem Zeitpunkt beendet sein („Stabilisierungszeitraum").

Die Stabilisierungsmaßnahmen können zu einem höheren Börsenkurs bzw. Marktpreis der Aktien der Gesellschaft führen, als es ohne diese Maßnahmen der Fall wäre. Darüber hinaus kann sich ein Börsenkurs bzw. Marktpreis auf einem Niveau ergeben, das nicht dauerhaft ist.

Nach Ende des Stabilisierungszeitraums wird gemäß Art. 9 Abs. 3 der Verordnung (EG) 2273/2003 der Kommission vom 22. Dezember 2003 innerhalb einer Woche in der Frankfurter Allgemeine Zeitung bekannt gegeben, (i) ob Stabilisierungsmaßnahmen durchgeführt wurden oder nicht, (ii) zu welchem Termin mit diesen begonnen wurde, (iii) zu welchem Termin die letzte Stabilisierungsmaßnahme durchgeführt wurde sowie (iv) innerhalb welcher Kursspanne die Stabilisierungsmaßnahmen durchgeführt wurden, und zwar für jeden Termin, zu dem eine Stabilisierungsmaßnahme durchgeführt wurde.

In Bezug auf mögliche Stabilisierungsmaßnahmen können neben den bis zu 13.000.000 zu platzierenden Aktien der Demag Cranes AG weitere bis zu insgesamt 15% der angebotenen Anzahl von Aktien der Demag Cranes AG im Rahmen der Zuteilung der zu platzierenden Aktien der Demag Cranes AG an Investoren zugeteilt werden (sog. Mehrzuteilung). Die zur Vornahme der Mehrzuteilung benötigten Aktien der Demag Cranes AG werden Goldman Sachs International als Stabilisierungsmanager im Wege einer so genannten Wertpapierleihe vorübergehend zur Verfügung gestellt.

In diesem Zusammenhang wird die DCC Luxembourg 2 S.à r.l. dem Stabilisierungsmanager (für Rechnung der Konsortialbanken) die Option einräumen, bis dreißig Tage nach der Aufnahme der Börsennotierung der Aktien der Demag Cranes AG bis zu 1.950.000 weitere Aktien der Demag Cranes AG, d.h. 15% der angebotenen Anzahl von Aktien, zum Kaufpreis der Angebotenen Aktien (abzüglich vereinbarter Provisionen) zu erwerben (die „Greenshoe-Option"). Die Greenshoe-Option kann in dem Umfang ausgeübt werden, wie Aktien im Wege der Mehrzuteilung platziert worden sind.

Eventuelle Ausübungen der Greenshoe-Option werden im Einklang mit der Verordnung (EG) 2273/2003 der Kommission vom 22. Dezember 2003 unter Angabe des Ausführungs- und Ausübungsdatums sowie der Art und Menge der betroffenen Aktien unverzüglich in der oben für Stabilisierungsmaßnahmen beschriebenen Weise veröffentlicht.

Haftungsfreistellung, Rücktritt, Ausfall einer Konsortialbank

Im Übernahmevertrag werden sich die Gesellschaft und die abgebenden Aktionäre verpflichten, die Konsortialbanken von bestimmten, sich im Zusammenhang mit dem Angebot ergebenden Haftungsrisiken freizustellen. Zudem wird der Übernahmevertrag für den Fall, dass eine Konsortialbank ihren Verpflichtungen nicht nachkommt, vorsehen, dass die Übernahmeverpflichtungen derjenigen Konsortialbanken, die ihren Verpflichtungen zur Übernahme der Aktien der Gesellschaft nach Maßgabe des Übernahmevertrags nachkommen, unter bestimmten Umständen erhöht werden können oder dass der Übernahmevertrag gekündigt werden kann. Der Übernahmevertrag wird ferner vorsehen, dass die Konsortialbanken unter bestimmten Umständen vom Übernahmevertrag und damit ihrer Verpflichtung zur Übernahme der Angebotenen Aktien zurücktreten können. Dies ist auch noch nach dem Zeitpunkt der Notierungsaufnahme, nämlich bis zur Lieferung der Angebotenen Aktien möglich, die für den 22. Juni 2006 vorgesehen ist. Zu den

zum Rücktritt berechtigenden Umständen zählt insbesondere, wenn nach Einschätzung der Globalen Koordinatoren:

- eine wesentliche Verschlechterung der wirtschaftlichen Situation der Gesellschaft eintritt oder wahrscheinlich ist, die das Angebot undurchführbar macht oder dessen Fortsetzung nicht ratsam erscheinen lässt;
- ein Ereignis eintritt, das auf die Finanzmärkte, in denen die Aktien platziert werden sollen, erhebliche negative Auswirkungen hat, welche das Angebot undurchführbar machen oder dessen Fortsetzung nicht ratsam erscheinen lassen.

Sollte es bis zum 22. Juni 2006 zu einem Rücktritt vom Übernahmevertrag kommen, so findet das Angebot nicht statt. Ein solcher Rücktritt könnte unter anderem auch bei einer wesentlichen Verschlechterung der Vermögens- und Ertragslage der Gesellschaft erfolgen. Bereits erfolgte Zuteilungen an Anleger sind unwirksam. Ein Anspruch auf Lieferung besteht in diesem Fall nicht. Ansprüche in Bezug auf bereits erbrachte Zeichnungsgebühren und im Zusammenhang mit der Zeichnung entstandene Kosten eines Anlegers richten sich allein nach dem Rechtsverhältnis zwischen dem Anleger und dem Institut, bei dem er sein Kaufangebot angegeben hat. Sollten Anleger so genannte Leerverkäufe vorgenommen haben, so trägt der die Aktien verkaufende Anleger das Risiko, diese Verpflichtung nicht durch Lieferung erfüllen zu können. Etwaige schuldrechtliche Rechtsgeschäfte über Aktien sind in diesem Fall nach Maßgabe der einschlägigen gesetzlichen Vorschriften rückabzuwickeln.

Marktschutzvereinbarung

Die Gesellschaft (bzw. deren Vorstand oder Aufsichtsrat im Bezug auf die unter (i) und (ii) genannten Maßnahmen) werden sich gegenüber den Konsortialbanken verpflichten, ohne vorherige schriftliche Zustimmung der Globalen Koordinatoren innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel

(i) keine Kapitalerhöhung aus genehmigtem Kapital anzukündigen oder durchzuführen,

(ii) der Hauptversammlung der Gesellschaft keine Kapitalerhöhung zur Beschlussfassung vorzuschlagen, und

(iii) außer zum Zweck der Ausgabe von Aktien oder Optionen an Führungskräfte und Mitarbeiter der Gesellschaft oder einer ihrer Tochtergesellschaften im Rahmen eines üblichen Aktienoptionsplans und im Rahmen von Sicherungsgeschäften zur Sicherung von Verpflichtungen aus solchen Optionsrechten weder direkt noch indirekt Aktien der Gesellschaft oder andere Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder dafür eingetauscht werden können oder ein Recht zum Erwerb von Aktien der Gesellschaft gewähren, anzubieten, zu verpfänden, zuzuteilen, auszugeben, zu verkaufen, sich zu deren Verkauf zu verpflichten, eine Option zu deren Erwerb zu verkaufen, eine Option zu deren Veräußerung zu kaufen, die Wertpapiere anderweitig abzugeben oder zu veräußern, noch Geschäfte (einschließlich Swapgeschäfte) abzuschließen oder durchzuführen, durch die das wirtschaftliche Risiko des Aktienbesitzes ganz oder teilweise auf einen Dritten übertragen wird, unabhängig davon, ob diese Geschäfte durch Lieferung von Anteilen, durch Geldzahlungen oder andere Leistungen zu erfüllen sind.

Nicht betroffen von dieser Regelung sind Aktien, die von der Gesellschaft im Rahmen einer Akquisition veräußert werden, soweit sichergestellt ist, dass sich der Erwerber in diesem Zusammenhang denselben Halteverpflichtungen unterwirft, wie sie nachfolgend für die abgebenden Aktionäre dargelegt sind.

Die abgebenden Aktionäre und die Management Beteiligungs-KGs werden sich darüber hinaus gegenüber den Konsortialbanken verpflichten, ohne vorherige schriftliche Zustimmung der Globalen Koordinatoren innerhalb eines Zeitraums von sechs Monaten nach der Zulassung der Aktien zum Börsenhandel

(i) keine der (weiteren) von ihnen gehaltenen Aktien der Gesellschaft oder andere Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder dafür eingetauscht werden können, direkt oder indirekt anzubieten, zu verpfänden, zu verkaufen, sich zu deren Verkauf zu verpflichten, eine Option zu deren Erwerb zu verkaufen, eine Option zu deren

Veräußerung zu kaufen oder die Wertpapiere in anderer Weise abzugeben oder zu veräußern,

(ii) keine Geschäfte (einschließlich Swapgeschäfte) abzuschließen, durch die das wirtschaftliche Risiko des Aktienbesitzes ganz oder teilweise auf einen Dritten übertragen wird,

unabhängig davon, ob diese Geschäfte durch Lieferung von Anteilen oder durch Geldzahlungen oder andere Leistungen zu erfüllen sind,

(iii) keine Rechte im Hinblick auf eine Registrierung der Aktien der Gesellschaft oder anderer Wertpapiere, die in Aktien der Gesellschaft umgewandelt oder eingetauscht werden können, unter dem Securities Act auszuüben oder solche Ausübungsrechte zu fordern, und

(iv) nicht eine Kapitalerhöhung der Gesellschaft zu initiieren, für sie zu stimmen oder in anderer Weise zu unterstützen.

Hiervon ausgenommen sind Übertragungen von Aktien der Gesellschaft an Konzernunternehmen der abgebenden Aktionäre, soweit sichergestellt ist, dass sich diese denselben Haltevereinbarungen unterwerfen wie die abgebenden Aktionäre.

Verpflichtungen der Konsortialbanken sowie sonstige Interessen

Jede Konsortialbank wird im Übernahmevertrag erklären und gewährleisten, außer im Zusammenhang mit Angeboten und Verkäufen in Deutschland keine Handlungen in einer anderen Rechtsordnung vorgenommen zu haben oder solche in Zukunft vorzunehmen, die in dieser Rechtsordnung ein öffentliches Angebot der Aktien darstellen würden. Jede die Aktien anbietende Konsortialbank hat sich verpflichtet, (i) dass weder sie selbst noch ein mit ihr verbundenes Unternehmen noch ein für sie oder diese handelnder Dritter die Aktien im Wege einer allgemeinen Aufforderung oder an die Öffentlichkeit gerichteten Werbung (wie definiert in Regulation D) oder in irgendeiner Weise, welche ein öffentliches Angebot im Sinne der Section 4(2) des Securities Act zur Folge hätte, angeboten oder verkauft hat oder zur Abgabe eines Kaufangebots für die Aktien aufgefordert hat oder die Aktien anbieten oder verkaufen wird oder zur Abgabe eines Kaufangebots für die Aktien auffordern wird; (ii) die Aktien in den Vereinigten Staaten ausschließlich an ihres Erachtens Qualified Institutional Buyers gemäß Rule 144A im Rahmen des Securities Act weiterzuverkaufen (mit Ausnahme der bevorrechtigten Zuteilung an eine Kommanditgesellschaft, die von KKR im Interesse ihrer Führungskräfte und Mitarbeiter und der Führungskräfte und Mitarbeiter bestimmter assoziierter (*affiliated*) Gesellschaften und Personen gegründet worden ist, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden); (iii) dass weder sie selbst noch ein mit ihr verbundenes Unternehmen noch ein für sie oder diese handelnder Dritter gezielte Verkaufsbemühungen („directed selling efforts") (im Sinne der Regulation S) unternommen hat oder unternehmen wird und dass sie selbst und mit ihr verbundene Unternehmen sowie ein für sie oder diese handelnder Dritter die Verkaufsbeschränkungen nach Regulation S eingehalten haben und einhalten werden.

Darüber hinaus kann das Anbieten oder Verkaufen der Aktien innerhalb der Vereinigten Staaten durch einen am Angebot nicht beteiligten Händler bis zum Ablauf von 40 Tagen nach dem späteren der folgenden Termine, entweder nach der Notierungsaufnahme oder nach dem Datum der Erstausgabe der Aktien, gegen die Registrierungserfordernisse des Securities Act verstoßen, wenn dieses Anbieten und Verkaufen nicht in Übereinstimmung mit Rule 144A des Securities Act oder nicht aufgrund einer anderen Registrierungsausnahme nach dem Securities Act erfolgt.

Jede Konsortialbank wird erklären bzw. sich verpflichten, dass (i) sie vor Ablauf von sechs Monaten ab dem Tag der Ausgabe der Aktien keine Aktien im Vereinigten Königreich angeboten oder verkauft hat, oder anbieten oder verkaufen wird, außer an „qualifizierte Anleger" (im Sinne der nach Teil VI des Financial Services and Markets Act 2000 („FSMA") erlassenen Prospektvorschriften), oder auf andere Weise unter Umständen, die zu einem öffentlichen Angebot im Vereinigten Königreich im Sinne des FSMA oder der nach dessen Teil VI erlassenen Prospektvorschriften führen oder geführt haben, Aktien angeboten oder verkauft hat, oder anbieten oder verkaufen wird; (ii) dass sie jede ihr zugehende Aufforderung oder Veranlassung zu Anlagegeschäften (im Sinne der Section 21 FSMA) nur dann mitgeteilt hat oder mitteilen wird, bzw. eine diesbezügliche Mitteilung veranlasst hat oder veranlassen wird, soweit diese Aufforderung oder

Veranlassung im Zusammenhang mit der Ausgabe und dem Verkauf solcher Aktien unter Umständen erfolgt, unter denen die Bestimmungen in Section 21(1) FSMA auf die Gesellschaft keine Anwendung finden; und (iii) dass sie alle einschlägigen Bestimmungen des FSMA bei allen Handlungen beachtet hat und beachten wird, die sie in Bezug auf die Aktien im Vereinigten Königreich, von ihm aus oder anderweitig in Zusammenhang mit ihm unternommen haben. Darüber hinaus wird sich jede Konsortialbank verpflichten, auch in anderen ausländischen Jurisdiktionen, insbesondere in den Mitgliedstaaten des Europäischen Wirtschaftsraums (EWR), im Zusammenhang mit dem Angebot von Aktien die anwendbaren Regelungen einzuhalten.

Einige der Konsortialbanken haben regelmäßig Dienstleistungen für die Gesellschaft bzw. die abgebenden Aktionäre erbracht oder erbringen solche und unterhalten zur Gesellschaft normale Geschäftsbeziehungen als Kreditinstitut oder Darlehensgeber im Rahmen von Darlehensverbindlichkeiten der Gesellschaft.

FINANZTEIL

(Die nachfolgend abgedruckten IFRS–Abschlüsse sind in der englischen Sprache erstellt worden. Sie wurden für die Zwecke dieses Prospekts in die deutsche Sprache übersetzt. Bei Auslegungsfragen sind die englischen Originalversionen maßgeblich.)

Der nachfolgend abgedruckte Abschluss ist in der englischen Sprache erstellt worden. Er wurde für Zwecke dieses Prospekts in die deutsche Sprache übersetzt. Bei Auslegungsfragen ist die englische Originalversion maßgeblich.

DCC HOLDCO 3 (DREI) GmbH, WETTER
UND
GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF

ZUSAMMENGEFASSTER ABSCHLUSS
GEMÄß IFRS ZUM 30. SEPTEMBER 2005,
VERGLEICHSANGABEN FÜR DAS GESCHÄFTSJAHR
ZUM 30. SEPTEMBER 2004 UND 2003

DCC UND GOTTWALD

ZUSAMMENGEFASSTE GEWINN- UND VERLUSTRECHNUNG

ZUM 30. SEPTEMBER

	Anhang	2005	2004	2003
			(in T€)	
Umsatzerlöse	3	881.593	810.129	843.996
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen		-654.038	-621.736	-695.902
Bruttoergebnis vom Umsatz		**227.555**	**188.393**	**148.094**
Forschungs- und Entwicklungskosten	5	-17.134	-20.183	-35.729
Vertriebs- und allgemeine Verwaltungskosten	6	-190.549	-168.084	-174.116
Sonstige betriebliche Erträge/(Aufwendungen), netto	7	15.571	6.220	5.821
Erträge aus der Beteiligung an assoziierten Unternehmen	8	669	782	689
Jahresergebnis vor Zinsergebnis und Ertragsteuern (EBIT)		**36.112**	**7.128**	**-55.241**
Zinsen und ähnliche Erträge/(Aufwendungen), netto	9	-33.575	-37.168	-12.277
Jahresergebnis vor Ertragsteuern (EBT)		**2.537**	**-30.040**	**-67.518**
Ertragsteuer (-aufwand)/-ertrag	10	-2.035	10.574	21.653
Jahresüberschuss (-fehlbetrag) nach Steuern		**502**	**-19.466**	**-45.865**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Abschlusses.

DCC UND GOTTWALD
ZUSAMMENGEFASSTE BILANZ
ZUM 30. SEPTEMBER

	Anhang	2005	2004	2003
			(in T€)	
Geschäfts- oder Firmenwert	11	119.729	118.648	119.085
Sonstige immaterielle Vermögenswerte	11	60.108	59.885	68.646
Sachanlagen	12	123.229	159.667	180.536
Als Finanzinvestition gehaltene Immobilien	13	21.622	1.162	1.839
Beteiligungen an assoziierten Unternehmen	14	11.480	10.870	10.800
Sonstige Finanzinvestitionen	15	1.010	860	792
Nicht amortisierte Kosten der Fremdfinanzierung	16	5.202	7.305	13.748
Langfristige Forderungen aus Lieferungen und Leistungen	17	3.373	3.662	4.506
Sonstige langfristige Vermögenswerte	18	4.853	8.453	3.775
Aktive latente Steuern	19	75.576	67.679	53.274
Langfristige Aktiva, gesamt		**426.182**	**438.191**	**457.001**
Vorräte	20	169.289	167.365	194.247
Geleistete Anzahlungen		892	1.205	1.277
Forderungen	21,22	151.040	145.656	160.984
Kurzfristige finanzielle Forderungen		57.890	18.379	6.754
Steuerforderungen		306	213	0
Sonstige kurzfristige Vermögenswerte	23	18.935	20.214	38.123
Zahlungsmittel und Zahlungsmitteläquivalente	24	43.166	35.516	45.537
Kurzfristige Aktiva, gesamt		**441.518**	**388.548**	**446.922**
Aktiva, gesamt		**867.700**	**826.739**	**903.923**
Auf Anteilseigner entfallendes Eigenkapital		235.777	135.601	55.340
Neubewertung, Sicherungsgeschäfte, Umrechnungsrücklage, versicherungsmathematische Gewinne und Verluste (erfasste Erträge und Aufwendungen)		-9.339	-4.128	-6.962
Gewinnrücklage nach Abzug von Minderheitsanteilen		-65.931	-66.401	-46.514
Auf Anteilseigner des Mutterunternehmens entfallendes Eigenkapital	**25**	**160.507**	**65.072**	**1.864**
Minderheitsanteile		84	0	0
Eigenkapital, gesamt		**160.591**	**65.072**	**1.864**
Langfristige verzinsliche Darlehen	26	264.181	323.698	396.050
Pensionspläne und ähnliche Verpflichtungen	28	139.422	122.188	124.937
Langfristige Rückstellungen	31	7.446	7.158	10.174
Sonstige langfristige Verbindlichkeiten	29	27.041	32.814	31.936
Passive latente Steuern	19	18.975	20.036	22.233
Langfristige Verbindlichkeiten		**457.065**	**505.894**	**585.330**
Kurzfristige verzinsliche Darlehen und kurzfristig fällige, langfristige Verbindlichkeiten	30	15.151	17.080	16.706
Verbindlichkeiten		65.189	74.111	62.681
Erhaltene Anzahlungen		57.083	47.638	73.915
Kurzfristige Rückstellungen	31	21.005	24.928	46.778
Steuerrückstellungen		7.414	7.630	24.313
Sonstige kurzfristige Verbindlichkeiten	32	84.202	84.386	92.336
Kurzfristige Verbindlichkeiten, gesamt		**250.044**	**255.773**	**316.729**
Passiva, gesamt		**867.700**	**826.739**	**903.923**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Abschlusses.

DCC UND GOTTWALD
ZUSAMMENGEFASSTE KAPITALFLUSSRECHNUNG
ZUM 30. SEPTEMBER

	2005	2004	2003
		(in T€)	
Ergebnis nach Steuern	**502**	**-19.466**	**-45.865**
Abschreibungen	32.744	38.115	55.743
Zinsertrag/-aufwand, netto	33.575	37.168	12.277
Ertragsteuern	2.035	-10.574	-21.653
Zwischensumme	**68.856**	**45.243**	**502**
Veränderung der Vorräte	1.530	24.900	78.274
Veränderung der Forderungen (aus Lieferungen und Leistungen)	-2.461	15.100	23.845
Veränderung der Verbindlichkeiten (aus Lieferungen und Leistungen)	-11.598	12.792	2.618
Veränderung der Anzahlungen, netto	8.750	-26.050	5.568
Beiträge zu Pensionskassen	-984	-968	0
(Gewinn)/Verlust aus dem Abgang von Anlagevermögen	-2.195	-1.152	-354
Veränderung sonstiger Vermögenswerte/Verbindlichkeiten	-12.007	-43.080	-31.009
Cashflow aus betrieblicher Tätigkeit vor Zinsen und Steuern	**49.891**	**26.785**	**79.444**
Zinszahlungen, netto	-23.301	-16.196	-12.581
Ertragsteuerzahlungen	-6.789	-5.645	-4.300
Cashflow aus betrieblicher Tätigkeit	**19.801**	**4.944**	**62.563**
Unternehmenserwerbe (Kaufpreis + Schulden)	-1.275	-10.376	-6
Desinvestitionen	200	10.845	
Investitionen	-22.571	-22.207	-25.267
Veräußerungsgewinn	13.649	15.397	5.569
Cashflow aus Investitionstätigkeit	**-9.997**	**-6.341**	**-19.704**
Freier Cashflow vor Finanzierung*	***9.804***	***-1.397***	***42.859***
Zunahme/(Abnahme) der Verbindlichkeiten**	-103.706	-12.617	-83.058
Sonstige Veränderungen des Eigenkapitals	100.144	3.696	-283
Cashflow aus Finanzierungstätigkeit	**-3.562**	**-8.921**	**-83.341**
Auswirkung von Kursschwankungen auf den freien Cashflow	-781	676	3.942
Zunahme/(Abnahme) der Zahlungsmittel und Zahlungsmitteläquivalente	**5.461**	**-9.642**	**-36.540**
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresbeginn	35.516	45.537	82.394
Auswirkung von Kursschwankungen auf den Kassenbestand	2.189	-379	-317
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresende	**43.166**	**35.516**	**45.537**
Freier Cashflow vor Finanzierung, Zins- und Steuerzahlungen*	***39.894***	***20.444***	***59.740***

* *Der Konzern verwendet den freien Cashflow vor Finanzierung zur Darstellung der entweder zur Ausschüttung an die Investoren oder zur Deckung des sonstigen Finanzierungsbedarfs verfügbaren Beträge. Zu näheren Angaben zu den vom Konzern verwendeten wichtigsten Leistungsmaßstäben siehe Anmerkung 4 des Anhangs.*

** Anm.:

	2005	2004	2003
Tilgung Siemens Schuldscheindarlehen (Vendor Loan)		-27.535	
Tilgung Gesellschafterdarlehen (Vanilla Loan)	-18.185		
Planmäßige Tilgung erstrangige Schuldtitel	-4.585	-7.540	-6.801
Obligatorische und freiwillige Tilgung erstrangige Schuldtitel	-41.696	-82.155	
Tilgung Mezzanin-Schuldtitel	-30.904		
Mezzanin-Kredite	20.000	30.000	
Erstrangige Kredite	65.000		
Zunahme/(Abnahme) sonstiger Finanzverbindlichkeiten	-93.336	74.613	-76.257
	-103.706	**-12.617**	**-83.058**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Abschlusses.

DCC UND GOTTWALD

ZUSAMMENGEFASSTE AUFSTELLUNG ALLER IM KONZERNABSCHLUSS ERFASSTEN ERTRÄGE UND AUFWENDUNGEN

	30. September		
	2005	2004	2003
		(in T€)	
Ansatz des effektiven Teils der Cashflow-Sicherungsgeschäfte zum beizulegenden Wert		1.330	-1.330
Ansatz von zur Veräußerung verfügbaren Finanzinstrumenten zum beizulegenden Wert	27	-7	4
Erfasste versicherungsmathematische Gewinne und Verluste	-8.708	2.293	-1.510
Währungsdifferenzen	3.470	-782	-4.126
Unmittelbar im Eigenkapital erfasstes Ergebnis	**-5.211**	**2.834**	**-6.962**
Ergebnis nach Steuern	502	-19.466	-45.865
Erfasste Erträge und Aufwendungen des Jahres, gesamt	**-4.709**	**-16.632**	**-52.827**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Abschlusses.

DCC UND GOTTWALD
ZUSAMMENGEFASSTE EIGENKAPITALVERÄNDERUNGSRECHNUNG
ZUM 30. SEPTEMBER

	Auf Anteilseigner entfallendes Eigenkapital	Gewinnrücklage	Direkt im Eigenkapital erfasste Erträge und Aufwendungen	Minderheits-anteile	(Brutto-) Eigenkapital, gesamt
		(in T€)			
Stand 1. Oktober 2002	55.340	-650		0	54.690
Ergebnis nach Steuern		-45.864			-45.864
Sonstige Veränderungen			-6.962		-6.962
Stand 30. September 2003	**55.340**	**-46.514**	**-6.962**	**0**	**1.864**
Ergebnis nach Steuern		-19.467			-19.467
Sonstige Veränderungen	80.261	-420	2.834		82.675
Stand 30. September 2004	**135.601**	**-66.401**	**-4.128**	**0**	**65.072**
Ergebnis nach Steuern		502			502
Sonstige Veränderungen	100.176	-32	-5.211	84	95.017
Stand 30. September 2005	**235.777**	**-65.931**	**-9.339**	**84**	**160.591**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Abschlusses.

DCC UND GOTTWALD
ZUSAMMENGEFASSTER ANHANG
ZUM 30. SEPTEMBER 2005

1) Beschreibung des Geschäftsbetriebs und Grundlage der Zusammenfassung

Am 24. September 2002 erwarben von Kohlberg Kravis Roberts & Co. L.P. ("KKR") beratene Fonds sieben Geschäftsbetriebe von der Siemens AG. Zu den übertragenen Geschäftsbetrieben gehörten u.a. der DCC- und der Gottwald-Geschäftsbetrieb (der "Erwerb").

Die DCC HoldCo 3 (drei) GmbH ist die Muttergesellschaft des DCC-Konzerns, einem der beiden führenden weltweit tätigen Lieferanten von Industriekranen und -komponenten. Die Gottwald HoldCo 3 (drei) GmbH ist die Muttergesellschaft des Gottwald-Konzerns, des weltweit führenden Herstellers von Hafenmobilkranen, ein Pionier im Bereich Containerumschlagautomation und integrierter Software-Lösungen.

Die DCC HoldCo 3 (drei) GmbH und die Gottwald HoldCo 3 (drei) GmbH sind zur Zeit mittelbare Tochtergesellschaften der Demag Holding S.à r.l. ("Demag Holding"), deren Anteile letztlich zu 81% von KKR beratenen Fonds und zu 19% von der Siemens AG gehalten werden. Vor dem geplanten Börsengang werden der DCC-Konzern und der Gottwald-Konzern umstrukturiert werden. Die Gottwald HoldCo 3 (drei) GmbH wird im Rahmen eines Geschäfts zwischen gemeinschaftlich geführten Unternehmen eine 100-prozentige Tochtergesellschaft der DCC HoldCo 3 (drei) GmbH werden. Die DCC HoldCo 3 (drei) GmbH wird in eine Aktiengesellschaft umgewandelt werden.

Der zusammengefasste Abschluss wurde gemäß International Financial Reporting Standards ("IFRS") ausschließlich zum Zweck der Vorlage von Berichtsinformationen des zusammengefassten Konzerns ("des Konzerns") für potenzielle Investoren erstellt und entspricht unter Umständen nicht den Ergebnissen der Rechnungslegung, die erzielt worden wären, wenn die Konzerne vor dem 30. September 2005 konsolidiert worden wären.

Die in diesem Abschluss dargestellten zusammengefassten Geschäftstätigkeiten von DCC und Gottwald bestehen in der Entwicklung, der Produktion und dem Vertrieb von Industriekranen und Dienstleistungen (DCC) sowie der Entwicklung, der Produktion und dem Vertrieb von Hafentechnologie (Gottwald). Die in den zusammengefassten Abschluss einbezogenen Geschäftsbereiche entsprechen wirtschaftlich den derzeit geplanten künftigen betrieblichen Tätigkeiten von DCC und Gottwald.

Dieser zusammengefasste Abschluss stellt keinen veröffentlichten Abschluss eines rechtlich bestehenden Unternehmens dar, sondern wurde zur Darstellung der vergleichbaren Historie der zusammengefassten Einheit erstellt. Historisch gesehen waren die in der zusammengefassten Einheit enthaltenen Unternehmen selbständig funktionierende Tochtergesellschaften der Demag Holding.

Da bisher weder nach IFRS noch nach sonstigen allgemein anerkannten Rechnungslegungsgrundsätzen ein zusammengefasster Abschluss erstellt wurde, wird auf die ansonsten nach IFRS 1.39 erforderlichen Überleitungen verzichtet.

Darüber hinaus erbringt die Demag Holding über ihre 100-prozentigen Tochtergesellschaften gegen ein Honorar bestimmte Dienstleistungen für den Konzern (z.B. strategische Beratungs- und Finanzierungsleistungen). Die Demag Holding wird diese Dienstleistungen in Zukunft nicht fortlaufend vornehmen bzw. erbringen.

Wären die Geschäftsbetriebe in den gesamten dargestellten Perioden vollständig integriert gewesen, hätten sich unter Umständen eine abweichende Vermögens-, Finanz- und Ertragslage sowie abweichende Cashflows für den zusammengefassten DCC-Konzern und Gottwald-Konzern ergeben. Dementsprechend nimmt der zusammengefasste Abschluss weder für sich in Anspruch, eine Darstellung der tatsächlichen Vermögens-, Finanz- und Ertragslage und der Cashflows bei Zusammenfassung der Geschäftsbetriebe der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH am 1. Oktober 2002 zu sein, noch die Vermögens-, Finanz- und Ertragslage und Cashflows für künftige Perioden oder zu einem künftigen Stichtag zu extrapolieren.

1) Beschreibung des Geschäftsbetriebs und Grundlage der Zusammenfassung (Fortgesetzt)

Der zusammengefasste Abschluss zum 30. September 2005 von DCC und Gottwald mit Vergleichsangaben zum 30. September 2004 und 30. September 2003 wurde aus dem geprüften Konzernabschluss der DCC HoldCo 3 (drei) GmbH und dem geprüften Konzernabschluss der Gottwald HoldCo 3 (drei) GmbH für jeweils dieselben Perioden abgeleitet. Diese Konzernabschlüsse enthalten jeweils als freiwillige Angabe die Eröffnungsbilanz zum 1. Oktober 2002. Da diese Informationen nach IFRS 1.6 nicht zwingend vorgeschrieben sind, wurde auf die Darstellung der Eröffnungsbilanz im zusammengefassten Abschluss verzichtet.

Sämtliche Anhangsangaben spiegeln die Zusammenfassung der Konzernabschlüsse von DCC und Gottwald wider, wobei angemessene Änderungen im Hinblick auf die Größe des zusammengefassten Unternehmens sowie Änderungen hinsichtlich der Form der Darstellung der Informationen vorgenommen wurden. Soweit notwendig wurden zwischen DCC und Gottwald erzielte Zwischenergebnisse eliminiert (siehe auch Anmerkung 2 des zusammengefassten Anhangs "Wesentliche Rechnungslegungsmethoden").

In den dargestellten Berichtsperioden war die DCC HoldCo 3 (drei) GmbH nicht an der Gottwald HoldCo 3 (drei) GmbH beteiligt. Das Eigenkapital im zusammengefassten Abschluss ergibt sich daher lediglich aus der Addition der Eigenkapitalzahlen der konsolidierten DCC HoldCo 3 (drei) GmbH und der konsolidierten Gottwald HoldCo 3 (drei) GmbH und wurde als "auf Anteilseigner entfallendes Eigenkapital" ausgewiesen.

2) Wesentliche Rechnungslegungsmethoden

Der zusammengefasste Abschluss wurde am 21. April 2006 zur Veröffentlichung freigegeben.

Entsprechungserklärung

Der zusammengefasste Abschluss wurde gemäß den vom International Accounting Standards Board (IASB) herausgegebenen International Financial Reporting Standards (IFRS) und deren Interpretationen erstellt. Dieser Abschluss enthält Vergleichsangaben für alle drei Jahre des DCC-Konzerns und des Gottwald-Konzerns. Sämtliche Standards (IAS und IFRS) und Interpretationen (SIC und IFRIC), die bis zum 30. September 2005 in Kraft getreten waren und die darüber hinaus die Änderungen des Improvement Project sowie die Änderungen von IAS 32 "Finanzinstrumente: Angaben und Darstellung" und IAS 39 "Finanzinstrumente" berücksichtigen, wurden auf die laufende Periode sowie auch auf die Anpassung sämtlicher Vorperioden angewandt. IAS 24 "Angaben über Beziehungen zu nahe stehenden Unternehmen und Personen" wurde in der Fassung vom Januar 1986 angewandt.

Erstellungsgrundlage

Der zusammengefasste Abschluss wird in auf Tausend gerundeten Euro erstellt. Er wird auf Buchwertbasis zu Anschaffungs- und Herstellungskosten erstellt, mit Ausnahme derivativer Finanzinstrumente, von Finanzinstrumenten, die zu Handelszwecken gehalten werden und von zur Veräußerung gehaltenen Finanzinstrumenten, die mit dem Zeitwert ausgewiesen werden. Langfristige Vermögenswerte und zur Veräußerung gehaltene und zusammengefasste Gruppen von Vermögenswerten werden mit dem Buchwert oder dem niedrigeren Zeitwert abzüglich Veräußerungskosten ausgewiesen.

Die Erstellung eines Abschlusses erfordert Schätzungen und Annahmen der Geschäftsführung, die sich auf die ausgewiesene Höhe von Aktiva und Passiva und den Ausweis von Eventualverbindlichkeiten zum Bilanzstichtag sowie auf die ausgewiesene Höhe von Einnahmen und Aufwendungen im Laufe des Berichtszeitraums negativ auswirken können. Die tatsächlichen Ergebnisse können von diesen Schätzungen abweichen. Die Schätzungen und damit zusammenhängende Annahmen basieren auf empirischen Erfahrungen und verschiedenen sonstigen nach den gegebenen Umständen für angemessen gehaltenen Faktoren, deren

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Ergebnisse die Grundlage für Ermessensentscheidungen hinsichtlich nicht ohne Weiteres aus anderen Quellen ersichtlicher Buchwerte von Aktiva und Passiva bilden.

Die Schätzungen und die diesen zugrunde liegenden Annahmen werden einer laufenden Überprüfung unterzogen. Berichtigungen bilanzieller Schätzungen werden in der Periode bilanziert, in dem die Schätzung berichtigt wird, sofern die Berichtigung sich nur auf diesen Zeitraum negativ auswirkt, oder in dem Zeitraum, in dem die Berichtigung erfolgt, und in künftigen Perioden, sofern die Berichtigung sich sowohl auf die laufende als auch auf künftige Perioden negativ auswirkt. Die wichtigsten Ermessensentscheidungen der Geschäftsführung bei der Anwendung der IFRS, die sich wesentlich auf den Abschluss auswirken, und die wichtigsten Schätzungen, die mit einem erheblichen Risiko einer wesentlichen Anpassung im nächsten Jahr behaftet sind, werden in Anmerkung 38 des Anhangs ("Bilanzielle Schätzungen und Ermessensentscheidungen") aufgeführt.

Die folgenden Rechnungslegungsgrundsätze wurden auf alle in diesem zusammengefassten Abschluss dargestellten Perioden und von allen Konzerngesellschaften stetig angewandt.

Konsolidierungsgrundlage

Der zusammengefasste Abschluss enthält den Konzernabschluss der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH sowie im Wesentlichen aller unmittelbar oder mittelbar beherrschten Tochtergesellschaften. Bestimmte Konzerngesellschaften, die zu Anschaffungskosten bilanziert und unter Anteile an sonstigen verbundenen Unternehmen ausgewiesen werden, wurden nicht in diesen Abschluss einbezogen, weil sie insgesamt keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage haben.

Assoziierte Unternehmen, auf deren Geschäfts- und Finanzpolitik die Gesellschaft einen unmittelbaren oder mittelbaren wesentlichen Einfluss ausüben kann (im Allgemeinen bei einer Beteiligung von 20% bis 50% der Anteile) werden nach der Equity-Methode bilanziert.

Joint Ventures sind Unternehmen, deren Aktivitäten auf Grund einer vertraglichen Vereinbarung vom Konzern gemeinschaftlich geführt werden. Joint Ventures werden gemäß IAS 31 nach der Equity-Methode bilanziert.

Beteiligungen, bei denen die Gesellschaft keinen beherrschenden oder maßgeblichen Einfluss ausübt (im Allgemeinen bei einer Beteiligung von weniger als 20%) werden mit dem Zeitwert oder zu Anschaffungskosten bilanziert, wenn sich der Marktwert nicht verlässlich bestimmen lässt. Sie werden als sonstige Beteiligungen ausgewiesen.

Sämtliche wesentlichen konzerninternen Geschäftsvorfälle zwischen DCC und Gottwald (Umsatzerlöse bzw. Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen) wurden bei der Zusammenfassung eliminiert.

Fremdwährungsumrechnung

Geschäftsvorfälle in Fremdwährung werden mit dem Kurs am Tag des Geschäftsvorfalls umgerechnet. Fremdwährungsforderungen und -verbindlichkeiten zum Bilanzstichtag werden mit dem Wechselkurs am Bilanzstichtag in Euro umgerechnet. Währungsumrechnungsdifferenzen werden in der Gewinn- und Verlustrechnung erfasst. Nicht monetäre zu Anschaffungskosten in Fremdwährung bewertete Vermögenswerte und Schulden werden mit dem Kurs am Tag des Geschäftsvorfalls umgerechnet. Nicht monetäre zum Marktwert ausgewiesene Vermögenswerte und Schulden in Fremdwährung werden mit dem Umrechnungskurs am Tag der Ermittlung des Zeitwerts in Euro umgerechnet.

Die Aktiva und Passiva ausländischer Tochtergesellschaften, deren funktionale Währung nicht der Euro ist, werden mit dem jeweiligen Stichtagskurs umgerechnet, während Erträge und Aufwendungen mit dem Durchschnittskurs der Periode umgerechnet werden.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Differenzen, die sich aus der Umrechnung von Aktiva und Passiva gegenüber der Umrechnung in der Vorperiode ergeben, werden in der Aufstellung aller erfassten Erträge und Aufwendungen unter Veränderungen als Währungsumrechnungsdifferenzen ausgewiesen. Diese Umrechnungsdifferenzen ergeben sich in erster Linie bei Gesellschaften in den USA, in Großbritannien, Brasilien, Indien und der Schweiz.

Gewinne und Verluste aus betrieblichen Fremdwährungsgeschäften (Geschäftsvorfälle in einer anderen Währung als der funktionalen Währung des Unternehmens) werden unter sonstige betriebliche Erträge/(Aufwendungen) ausgewiesen. Gewinne und Verluste aus Fremdwährungsgeschäften, die mit der Finanzierungstätigkeit im Zusammenhang stehen, werden unter Zinsen und ähnliche Erträge/(Aufwendungen) ausgewiesen.

Im Konzernabschluss wurden folgende Wechselkurse wesentlicher Währungen von Ländern, deren Währung nicht der Euro ist, verwendet, wobei die Wechselkurse in Fremdwährung pro Euro ausgedrückt werden:

		Wechselkurs zum 30. September			Durchschnittskurs zum 30. September		
Land	**ISO-Code**	**2005**	**2004**	**2003**	**2005**	**2004**	**2003**
USA	USD	1,2042	1,2409	1,1597	1,2717	1,2166	1,0843
Großbritannien	GBP	0,6820	0,6868	0,6955	0,6877	0,6792	0,6770
Schweiz	CHF	1,5561	1,5524	1,5391	1,5447	1,5492	1,4992
Brasilien	BRL	2,6683	3,5205	3,3979	3,2769	3,5952	3,5856
Indien	INR	53,0714	56,7596	53,2012	56,0073	55,3612	51,3136

Umrechnungsdifferenzen, die sich aus der Umrechnung der Nettofinanzinvestition in ausländische Gesellschaften ergeben, sowie Umrechnungsdifferenzen entsprechender Sicherungsgeschäfte werden in die Umrechnungsrücklage eingestellt. Sie werden bei Veräußerung erfolgswirksam aufgelöst.

Umsatzerlöse

Erlöse aus dem Verkauf von Produkten werden ausgewiesen, wenn Eigentum, Risiken und Nutzen auf den Erwerber übergegangen sind, die Höhe der Erlöse verlässlich bestimmt werden kann und ein Nutzenzufluss wahrscheinlich ist. Bei Produktverkäufen, bei denen das Produkt beim Kunden zu installieren ist, da dies für die Funktionsbereitschaft des verkauften Produkts von wesentlicher Bedeutung ist, werden die Umsätze erfasst, wenn die entsprechenden Ausrüstungsgegenstände an den Kunden ausgeliefert und dort installiert wurden. Bei Mehrkomponentenverträgen wird zwischen Umsätzen aus verkaufter Ware und erbrachten Dienstleistungen unterschieden. Umsätze aus Dienstleistungen werden entweder nach Erbringung der Dienstleistung oder über die Laufzeit des Dienstleistungsvertrags ausgewiesen. Falls der Abschluss eines Geschäfts die Annahme durch den Erwerber erfordert, werden die Erlöse entweder bei Erhalt einer schriftlichen Annahmeerklärung des Käufers oder spätestens bei Ablauf des Annahmezeitraums ausgewiesen. Erlöse aus dem Verkauf von Ersatzteilen werden bei Lieferung ausgewiesen.

Bei bestimmten Umsätzen aus größeren kundenspezifischen langfristigen Projekten erfolgt die Gewinnrealisierung nach dem Fertigstellungsgrad auf der Grundlage der bisherigen prozentualen Kosten im Verhältnis zu den gesamten Auftragskosten. Rückstellungen für Auftragsverluste werden in der Periode gebildet, in der die aktuelle Schätzung der gesamten Auftragskosten die gesamten Auftragserlöse übersteigt.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Mieteinnahmen aus als Finanzinvestitionen gehaltenen Immobilien werden linear über die Dauer des Mietvertrags in der Gewinn- und Verlustrechnung ausgewiesen. Sonderzahlungen aus Leasingverträgen werden als fester Bestandteil der Gesamtleasingeinnahmen ausgewiesen.

Der Gottwald-Konzern verkauft einige Maschinen an Leasingunternehmen, die dann Leasingverträge mit einer Laufzeit von normalerweise ein bis fünf Jahren mit dem Endkunden abschließen. Unter bestimmten Bedingungen ist Gottwald verpflichtet, die Maschine von der Leasinggesellschaft zurückzukaufen oder der Leasinggesellschaft auf Grund des Zahlungsverzugs des Endkunden entstandene wirtschaftliche Verluste zu erstatten. Die Methode der Umsatzrealisierung von auf solchen Vereinbarungen basierenden Maschinenverkäufen durch Gottwald hängt von der Laufzeit des zugrunde liegenden Leasingvertrags ab. Wenn wesentliche Risiken aus dem Besitz der geleasten Maschine nach den Konditionen des Leasingvertrags bei Gottwald verbleiben, werden die entsprechenden Vermögenswerte und finanziellen Verbindlichkeiten in der Bilanz ausgewiesen und Umsatzerlöse und Bruttogewinn werden über die Dauer des Leasingvertrags erfasst. Wenn keine wesentlichen Risiken des Besitzes verbleiben, werden die Erlöse wie bei normalen Umsatzerlösen vollständig bei Versand oder Lieferung erfasst.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen

Die Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen beinhalten unmittelbar die dem Produktionsprozess zuzurechnenden Kosten.

Forschungs- und Entwicklungskosten

Forschungskosten und Entwicklungskosten werden mit Ausnahme aktivierter Kosten von Entwicklungsprojekten erfolgswirksam als Aufwand erfasst.

Ertragsteuern

Ertragsteuern auf das Ergebnis vor Steuern enthalten laufende und latente Steuern. Ertragsteuern werden in der Gewinn- und Verlustrechnung erfasst, soweit sie nicht auf unmittelbar im Eigenkapital erfasste Posten entfallen; in diesem Fall werden sie gegen das Eigenkapital gebucht. Bei den laufenden Steuern handelt es sich um die voraussichtlich auf das steuerpflichtige Einkommen des Jahres zu zahlenden Steuern unter Anwendung der am Bilanzstichtag geltenden oder angekündigten Steuersätze sowie etwaige Anpassungen von für Vorjahre zu zahlenden Steuern. Für latente Steuern werden nach der bilanzorientierten Verbindlichkeitsmethode Rückstellungen oder aktive latente Steuern gebildet, in der temporäre Differenzen zwischen den Buchwerten von Aktiva und Passiva in der Konzernbilanz und denjenigen in der Steuerbilanz berücksichtigt werden.

Die Höhe der Rückstellung für latente Steuern hängt davon ab, wie die Buchwerte der Aktiva und Passiva unter Anwendung geltender Steuersätze am Bilanzstichtag oder von zum Bilanzstichtag angekündigten Steuersätzen voraussichtlich realisiert oder erfüllt werden. Aktive latente Steuern werden nur erfasst, soweit wahrscheinlich ist, dass künftige steuerpflichtige Gewinne zur Verfügung stehen, mit denen der Vermögenswert verrechnet werden kann. Aktive latente Steuern werden im Wert berichtigt, soweit eine Realisierung des entsprechenden Steuervorteils nicht mehr wahrscheinlich ist. Zusätzliche Ertragsteuern, die sich aus der Ausschüttung von Dividenden ergeben, werden zum selben Zeitpunkt erfasst wie die Verpflichtung zur Zahlung der entsprechenden Dividende.

Derivative Finanzinstrumente

Sämtliche derivativen Finanzinstrumente werden mit dem Zeitwert am Bilanzstichtag unter sonstige Vermögenswerte/Verbindlichkeiten ausgewiesen.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Änderungen des Marktwerts derivativer Finanzinstrumente werden entweder in der Konzerngewinn- und -verlustrechnung oder im Eigenkapital erfasst, je nachdem, ob das derivative Finanzinstrument als Sicherungsgeschäft für Änderungen des Marktwerts oder von Cashflows dient. Änderungen des Marktwerts derivativer Finanzinstrumente, die als Sicherungsgeschäfte des Marktwerts dienen, Änderungen des Marktwerts des gesicherten Grundgeschäfts und das Derivat werden in der Konzerngewinn- und -verlustrechnung erfasst. Bei derivativen Finanzinstrumenten, die als Cashflow-Sicherungsgeschäfte bezeichnet werden, werden Änderungen des Marktwerts des effektiven Anteils nach Abzug von latenten Steuern im Eigenkapital erfasst, bis das gesicherte Grundgeschäft ertragswirksam erfasst wird. Ineffektive Anteile der Änderungen des Marktwerts werden unmittelbar ertragswirksam erfasst. Derivate, welche die Kriterien für die Bilanzierung von Sicherungsgeschäften nicht erfüllen, werden zum letzten Börsenkurs bewertet und wirken sich unmittelbar auf die Konzerngewinn- und -verlustrechnung aus.

Geschäfts- oder Firmenwert

Unternehmenszusammenschlüsse werden nach der Erwerbsmethode bilanziert. Der Geschäfts- oder Firmenwert stellt Beträge dar, die sich aus dem Erwerb von Tochtergesellschaften, assoziierten Unternehmen und Gemeinschaftsunternehmen ergeben. Der erstmalige Ausweis des Geschäfts- oder Firmenwerts wurde unter Anwendung der Grundsätze gemäß IFRS 3 vorgenommen.

Der Geschäfts- oder Firmenwert wird mit den Anschaffungskosten abzüglich eines etwaigen kumulierten Wertminderungsaufwands ausgewiesen. Der Geschäfts- oder Firmenwert wird den Zahlungsmittel generierenden Einheiten („Cash generating units") zugeordnet und jährlich einem Wertminderungstest unterzogen. In Bezug auf assoziierte Unternehmen ist der Buchwert des Geschäfts- oder Firmenwerts im Buchwert der Beteiligung an dem assoziierten Unternehmen enthalten.

Bei Unternehmenserwerben entstandener negativer Geschäfts- oder Firmenwert wird unmittelbar erfolgswirksam erfasst.

Immaterielle Vermögenswerte

Immaterielle Vermögenswerte enthalten den Geschäfts- oder Firmenwert, Patente, den Auftrags- und Produktionsbestand, Markenzeichen, Software, Dienstleistungsverträge, Technologie, Kundenbeziehungen, Lieferantenbeziehungen und aktivierte Entwicklungsprojekte.

Aufwendungen für Forschungstätigkeiten, die mit der Aussicht auf Erwerb neuer wissenschaftlicher oder technischer Kenntnisse und Erfahrungen ausgeführt werden, werden in der Gewinn- und Verlustrechnung erfolgswirksam als Aufwand erfasst. Aufwendungen für Entwicklungstätigkeiten, bei denen Forschungsergebnisse auf ein Projekt oder auf die Entwicklung für die Produktion neuer oder wesentlich verbesserter Produkte und Verfahren angewendet werden, werden aktiviert, wenn das Produkt oder das Verfahren technisch und kommerziell durchführbar ist, wenn die Erzielung eines künftigen wirtschaftlichen Nutzens aus dem Produkt oder Verfahren für wahrscheinlich gehalten wird und der Konzern für die Fertigstellung der Entwicklung über ausreichende Ressourcen verfügt. Die aktivierten Aufwendungen enthalten Materialeinzelkosten, Lohneinzelkosten sowie anteilige Gemeinkosten. Sonstige Entwicklungskosten werden erfolgswirksam als Aufwand in der Gewinn- und Verlustrechnung erfasst. Aktivierte Entwicklungskosten werden mit den Herstellungskosten abzüglich kumulierter planmäßiger und außerplanmäßiger Abschreibungen ausgewiesen.

Sonstige vom Konzern erworbene immaterielle Vermögenswerte werden mit den Anschaffungskosten abzüglich kumulierter planmäßiger und außerplanmäßiger Abschreibungen ausgewiesen.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Aufwendungen für selbst geschaffene Geschäfts- oder Firmenwerte und Markenzeichen werden erfolgswirksam als Aufwand in der Gewinn- und Verlustrechnung erfasst.

Nachträgliche Aufwendungen für immaterielle Vermögenswerte werden nur aktiviert, wenn sie den dem jeweiligen Vermögenswert innewohnenden künftigen Nutzen erheblich erhöhen und sich die Herstellungskosten verlässlich schätzen lassen. Alle sonstigen Aufwendungen werden erfolgswirksam als Aufwand erfasst.

Der Konzern schreibt immaterielle Vermögenswerte mit begrenzter Nutzungsdauer nach der linearen Abschreibungsmethode über die Nutzungsdauer der vertraglichen Rechte oder deren voraussichtliche Nutzungsdauer ab, je nachdem, welche Methode eine kürzere Nutzungsdauer ergibt. Geschäfts- oder Firmenwerte (und immaterielle Vermögenswerte, bei denen es sich nicht um Geschäfts- oder Firmenwert handelt und bei denen keine feste Nutzungsdauer festgelegt wurde) werden nicht abgeschrieben, sondern stattdessen mindestens einmal jährlich auf Wertminderung geprüft. Wenn der Buchwert der Nettovermögenswerte einschließlich Geschäfts- oder Firmenwert die Summe der voraussichtlich durch die jeweilige berichtende Einheit („Cash generating unit") generierten abgezinsten Cashflows übersteigt, wird eine Wertminderung erfasst. Dieser Wertminderungsaufwand wird in Höhe des Teiles erfasst, um den die Buchwerte der Nettosachanlagen und der bestimmbaren immateriellen Vermögenswerte einschließlich Geschäfts- oder Firmenwert die Summe der abgezinsten Cashflows der berichtenden Einheit übersteigen.

Übersicht der betrieblichen Nutzungsdauer immaterieller Vermögenswerte

	Durchschnittliche Nutzungsdauer
Auftrags- und Produktionsbestand	1 Jahr
Patente, Lizenzen und ähnliche Rechte	5 Jahre
Aktivierte Entwicklungsprojekte	5 Jahre
Markenzeichen	unbegrenzt
Software	3 Jahre
Dienstleistungsverträge	6 Jahre

Sachanlagen

Sachanlagen werden zu Anschaffungskosten abzüglich kumulierter Abschreibungen und Wertminderung bewertet (siehe unten). Die Sachanlagen enthalten Grundstücke, grundstücksgleiche Rechte, Bauten einschließlich der Bauten auf fremden Grundstücken, technische Anlagen und Maschinen sowie andere Anlagen.

Leasingverhältnisse, bei denen der Konzern alle wesentlichen mit dem Eigentum verbundenen Risiken und Ertragschancen übernimmt, werden als Finanzierungsleasingverhältnisse klassifiziert. Selbst genutzte Immobilien, die im Wege des Finanzierungsleasings erworben wurden, werden mit dem Zeitwert oder dem niedrigeren Barwert der Mindestleasingzahlungen bei Beginn des Leasingverhältnisses abzüglich kumulierter Abschreibungen und Wertminderungsaufwand ausgewiesen (siehe unten).

Größere Reparatur- und Wartungsprojekte werden mit dem Buchwert eines Gegenstands des Sachanlagevermögens bilanziert, sofern wahrscheinlich ist, dass der künftige dem Gegenstand innewohnende wirtschaftliche Nutzen dem Konzern zufließen wird und die Kosten des Projekts verlässlich geschätzt werden können. Abbruchs-, Beseitigungs-, Wiederherstellungs- oder Rekultivierungskosten werden ebenfalls berücksichtigt. Alle sonstigen Kosten werden erfolgswirksam erfasst.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Anlagen im Bau werden zu Herstellungskosten zuzüglich der bisher erfassten Gewinne abzüglich einer Rückstellung für absehbare Verluste und abzüglich Abschlagsrechnungen ausgewiesen. Die Herstellungskosten enthalten sämtliche unmittelbar mit konkreten Projekten in Zusammenhang stehende Aufwendungen sowie anteilige, bei den vertraglichen Aktivitäten des Konzerns im Rahmen der gewöhnlichen betrieblichen Tätigkeit entstandene fixe und variable Gemeinkosten.

Einzelne Gegenstände einer Sachanlageneinheit mit im Verhältnis zu den Gesamtkosten wesentlichen Anschaffungs- oder Herstellungskosten oder mit einer Nutzungsdauer, die sich wesentlich von der Nutzungsdauer anderer Gegenstände des Sachanlagevermögens unterscheidet, werden separat abgeschrieben.

Die Abschreibungen werden nach der linearen Methode über die betriebliche Nutzungsdauer des betreffenden Vermögenswerts berechnet oder entsprechend dem tatsächlichen wirtschaftlichen Nutzen nach der degressiven Methode, bis die lineare Methode zu höheren Aufwendungen führt.

Folgende Nutzungsdauern werden zugrunde gelegt:

	Durchschnittliche Nutzungsdauer
Betriebs- und Verwaltungsgebäude	25 bis 33 Jahre
Sonstige Bauten	8 bis 25 Jahre
Technische Anlagen und Maschinen	5 bis 12 Jahre
Betriebs- und Geschäftsausstattung	3 bis 10 Jahre
Fahrzeuge	5 bis 8 Jahre
IT-Ausrüstung und Hardware	3 bis 5 Jahre

Als Finanzinvestitionen gehaltene Immobilien

Bei als Finanzinvestitionen gehaltenen Immobilien handelt es sich um Immobilien, die zur Erzielung von Mieteinnahmen und/oder zur Wertsteigerung gehalten werden. Als Finanzinvestitionen gehaltene Immobilien werden nach dem Anschaffungskostenmodell bilanziert. Abschreibungen werden wie Abschreibungen auf Sachanlagen bilanziert und in der Gewinn- und Verlustrechnung als Aufwand erfasst.

Sonstige Finanzinvestitionen

Der Konzern hält keine zu Handelszwecken gehaltenen oder bis zur Endfälligkeit zu haltende Wertpapiere. Schuldrechtliche Wertpapiere, die der Konzern nicht beabsichtigt, bis zur Endfälligkeit zu halten, oder nicht bis zur Endfälligkeit halten kann, sowie sämtliche marktfähigen Eigenkapitaltitel werden als zur Veräußerung verfügbar klassifiziert und mit dem Zeitwert ausgewiesen, wobei entsprechende Gewinne oder Verluste unmittelbar im Eigenkapital erfasst werden, mit Ausnahme des Wertminderungsaufwands und bei Währungsposten, wie beispielsweise schuldrechtlichen Wertpapieren, von Kursgewinnen und -verlusten.

Bei Ausbuchung solcher Finanzinvestitionen wird der bisher unmittelbar im Eigenkapital erfasste kumulierte Gewinn oder Verlust erfolgswirksam erfasst. Bei verzinslichen Finanzinvestitionen werden die nach der Effektivzinsmethode berechneten Zinsen erfolgswirksam erfasst. Der Marktwert von Finanzinstrumenten, die als bis zur Endfälligkeit zu haltende und zur Veräußerung verfügbare Finanzinstrumente klassifiziert werden, entspricht dem notierten Geldkurs zum Bilanzstichtag. Finanzinstrumente, die als bis zur Endfälligkeit zu haltende und zur Veräußerung verfügbare Finanzinstrumente klassifiziert werden, werden vom Konzern an dem Tag erfasst/ausgebucht, an dem er sich zum Kauf/Verkauf der Finanzinvestitionen verpflichtet.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Nicht amortisierte Kosten der Fremdfinanzierung

Kosten der Fremdfinanzierung werden abgegrenzt und über die voraussichtliche Nutzungsdauer der entsprechenden Ausleihungen abgeschrieben.

Vorräte

Vorräte werden zum Nettoveräußerungswert oder den niedrigeren Herstellungskosten unter Verwendung von Durchschnittspreisen oder des Marktwerts ausgewiesen. Die Herstellungskosten enthalten Material- und Lohneinzelkosten sowie anteilige Fertigungsgemeinkosten. Wertberichtigungen für Gängigkeit und Überalterung werden vorgenommen.

Forderungen

Forderungen werden zum Nennwert abzüglich Skonto und Wertberichtigungen ausgewiesen. Langfristige Forderungen werden mit dem Barwert ausgewiesen.

Sonstige kurzfristige Vermögenswerte

Die sonstigen kurzfristigen Vermögenswerte werden zu Anschaffungs- oder Herstellungskosten abzüglich Rückstellungen zur Berücksichtigung des Veräußerungswerts ausgewiesen.

Zahlungsmittel und Zahlungsmitteläquivalente

Der Konzern betrachtet sämtliche hochliquiden Finanzanlagen als Zahlungsmitteläquivalente.

Verzinsliche Darlehen

Verzinsliche Darlehen werden beim erstmaligen Ansatz mit dem Zeitwert angesetzt. Nach dem erstmaligen Ansatz werden verzinsliche Darlehen zu fortgeführten Anschaffungskosten ausgewiesen, wobei der Unterschied zwischen Anschaffungskosten und Rückkaufwert in der Gewinn- und Verlustrechnung über die Laufzeit der Darlehen nach der Effektivzinsmethode erfasst wird.

Leistungen an Arbeitnehmer

Verpflichtungen hinsichtlich von Beiträgen zu beitragsorientierten Pensionsplänen werden in der Gewinn- und Verlustrechnung erfolgswirksam als Aufwand erfasst.

Die Nettoverpflichtung des Konzerns hinsichtlich leistungsorientierter Pensionspläne wird durch Schätzung der Höhe der erdienten künftigen Leistungen der Arbeitnehmer in der laufenden Periode und in Vorperioden für jeden Plan separat berechnet. Diese Leistungen werden auf den Barwert abgezinst, wobei der Marktwert des Planvermögens abgezogen wird. Der Abzinsungsfaktor entspricht der Rendite am Bilanzstichtag für Schuldverschreibungen höchster Bonität mit einer annähernd der Laufzeit der Verpflichtungen des Konzerns entsprechenden Fälligkeit.

Änderungen der Höhe der leistungsorientierten Verpflichtung oder des Planvermögens auf Grund von den Annahmen abweichender Erfahrungen und auf Grund geänderter Annahmen können zu Gewinnen und Verlusten führen.

Die Berechnung wird von einem fachkundigen Versicherungsmathematiker nach dem Anwartschaftsbarwertverfahren vorgenommen. Werden die Leistungen eines Plans angehoben, wird der Anteil der erhöhten Leistung, der sich auf die bisherige Dienstzeit der Arbeitnehmer bezieht, bis zur Unverfallbarkeit in der Gewinn- und Verlustrechnung linear über die durchschnittliche Periode als Aufwand erfasst. Soweit die Leistungen unmittelbar unverfallbar werden, wird der Aufwand unmittelbar in der Gewinn- und Verlustrechnung erfasst. Versicherungsmathematische Gewinne und Verluste werden gegen Eigenkapital verbucht (Aufstellung aller erfassten Erträge und Aufwendungen).

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Die Nettoverpflichtung des Konzerns in Bezug auf langfristige Leistungen für Dienstzeiten, bei denen es sich nicht um Pensionspläne handelt, entspricht der Höhe der künftigen Leistungen, die die Arbeitnehmer für ihre Dienstzeit in der laufenden Periode und in Vorperioden erdient haben. Die Verpflichtung wird nach dem Anwartschaftsbarwertverfahren berechnet und auf den Barwert abgezinst, wobei der Marktwert zugehöriger Vermögenswerte abgezogen wird. Die dem Abzinsungsfaktor zugrunde liegenden Annahmen entsprechen der Rendite am Bilanzstichtag für festverzinsliche Schuldtitel erster Bonität mit einer annähernd der Laufzeit der Verpflichtungen des Konzerns entsprechenden Fälligkeit.

Rückstellungen

Eine Rückstellung wird in der Bilanz gebildet, wenn auf Grund eines vergangenen Ereignisses eine gegenwärtige rechtliche oder faktische Verpflichtung seitens des Konzerns besteht, wenn ein Abfluss wirtschaftlicher Ressourcen zur Erfüllung dieser Verpflichtung wahrscheinlich ist und wenn die Höhe der Verpflichtung verlässlich geschätzt werden kann. Bei Wesentlichkeit werden Rückstellungen durch Abzinsung der erwarteten künftigen Cashflows mit dem Zinssatz vor Steuern abgezinst, der die aktuelle Einschätzung des Kapitalmarkts und ggf. das mit der Verbindlichkeit verbundene Einzelrisiko widerspiegelt. Rückstellungen für die geschätzten Kosten von Produktgewährleistungen werden zu dem Zeitpunkt gebildet, an dem der entsprechende Verkauf erfasst wird.

Im Rahmen der gewöhnlichen Geschäftstätigkeit beachten die Tochterunternehmen des Konzerns die geltenden gesetzlichen Umweltschutzbestimmungen und -regelungen. Daher wurden für die geschätzte finanzielle Auswirkung von Kosten im Zusammenhang mit der Beseitigung von Umweltschäden Rückstellungen gebildet. Rückstellungen für Verluste im Zusammenhang mit Verpflichtungen zur Beseitigung von Umweltschäden werden vom Konzern gebildet, wenn die Entstehung solcher Verluste wahrscheinlich ist und diese sich verlässlich schätzen lassen. Rückstellungen für Verpflichtungen zur Beseitigung von Umweltschäden werden im Allgemeinen spätestens bei Fertigstellung der Durchführbarkeitsstudie zu Abhilfsmaßnahmen angesetzt. Entsprechende Rückstellungen werden auf der Grundlage weiterer Informationen oder geänderter Umstände angepasst. Kosten künftiger Aufwendungen für Verpflichtungen zur Beseitigung von Umweltschäden werden nicht auf den Barwert abgezinst. Von anderen Parteien zu erstattende Kosten der Beseitigung von Umweltschäden werden aktiviert, sobald ein entsprechender Zahlungseingang wahrscheinlich ist.

Umstrukturierungsrückstellungen werden in der Gewinn- und Verlustrechnung erfasst, wenn der Konzern einen Umstrukturierungsplan verabschiedet und bekannt gegeben hat. Nur wenn der Plan mit einem Unternehmenserwerb im Zusammenhang steht und der Plan zum Zeitpunkt des Erwerbs existiert, werden diese Beträge im zugewiesenen Kaufpreis berücksichtigt und führen zu einer Erhöhung des Geschäfts- oder Firmenwerts. Sämtliche Änderungen von Schätzungen werden erfolgswirksam erfasst. Für künftige betriebliche Aufwendungen wird keine Rückstellung gebildet.

Eine Rückstellung für Verträge mit drohenden Verlusten wird gebildet, wenn der erwartete Nutzen aus einem Vertrag für den Konzern geringer ist als die bei der Erfüllung der vertraglichen Verpflichtungen entstehenden unvermeidbaren Kosten.

Verbindlichkeiten

Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten werden zum Rückzahlungsbetrag bilanziert.

Wertminderung und Werthaltigkeit von Vermögenswerten

Die Buchwerte der Aktiva des Konzerns, bei denen es sich nicht um Vorräte und aktive latente Steuern handelt, werden zu jedem Bilanzstichtag auf Anzeichen einer Wertminderung überprüft. Bei

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Vorliegen solcher Anzeichen wird die Werthaltigkeit des Vermögenswerts geschätzt. Bei Geschäfts- oder Firmenwerten, bei Vermögenswerten mit unbegrenzter Nutzungsdauer und bei noch nicht zum Gebrauch zur Verfügung stehenden immateriellen Vermögenswerten wird die Werthaltigkeit zu jedem Bilanzstichtag geschätzt. Ein Wertminderungsaufwand wird angesetzt, sobald der Buchwert eines Vermögenswerts oder dessen Zahlungsmittel generierende Einheit den werthaltigen Betrag übersteigt. Wertminderungsaufwand wird in der Gewinn- und Verlustrechnung erfasst.

Der in Bezug auf Zahlungsmittel generierende Einheiten („Cash generating units") erfasste Wertminderungsaufwand wird zunächst gegen den Buchwert des Geschäfts- oder Firmenwerts und anschließend pro rata gegen den Buchwert der sonstigen Vermögenswerte in der Einheit jeweils bezogen auf die dazugehörigen Einheiten verbucht.

Wenn ein Rückgang des beizulegenden Werts eines zur Veräußerung gehaltenen finanziellen Vermögenswerts unmittelbar im Eigenkapital erfasst wurde und es objektive Hinweise darauf gibt, dass der Vermögenswert eine Wertminderung erfahren hat, wird der unmittelbar im Eigenkapital erfasste kumulierte Verlust ertragswirksam erfasst, auch wenn der finanzielle Vermögenswert nicht ausgebucht wurde. Die Höhe des erfolgswirksam erfassten kumulierten Verlusts entspricht der Differenz zwischen den Anschaffungskosten und dem aktuellen Zeitwert abzüglich eines etwaigen Wertminderungsaufwands aus diesem bisher nicht erfolgswirksam erfassten finanziellen Vermögenswert.

Der werthaltige Betrag der zu fortgeführten Anschaffungskosten bilanzierten Forderungen des Konzerns entspricht dem errechneten Zeitwert der geschätzten künftigen mit dem ursprünglichen effektiven Zinssatz (d.h. dem beim erstmaligen Ansatz dieser finanziellen Vermögenswerte zugrunde gelegten Zinssatz) abgezinsten Cashflows. Kurzfristige Forderungen werden nicht abgezinst. Der werthaltige Betrag sonstiger Vermögenswerte entspricht dem Nettoveräußerungspreis, wobei der Nutzungswert angesetzt wird, sofern dieser höher ist. Bei der Beurteilung des Nutzungswerts werden die geschätzten künftigen Cashflows mit dem Zinssatz vor Steuern auf den Barwert abgezinst, der die aktuelle Einschätzung des Kapitalmarkts und die mit dem Vermögenswert verbundenen Einzelrisiken widerspiegelt. Bei Vermögenswerten, die keine weitgehend unabhängigen Zahlungsmittelzuflüsse generieren, wird der werthaltige Betrag für die Zahlungsmittel generierende Einheit bestimmt, zu der der Vermögenswert gehört.

Ein Wertminderungsaufwand in Bezug auf eine zu fortgeführten Anschaffungskosten bilanzierte Forderung wird aufgelöst, wenn die nachträgliche Erhöhung des werthaltigen Betrags objektiv mit einem nach Ansatz des Wertminderungsaufwands eingetretenen Ereignis in Verbindung gebracht werden kann. Ein Wertminderungsaufwand in Bezug auf eine Finanzinvestition in ein Eigenkapitalinstrument, das zur Veräußerung gehalten wird, wird nicht erfolgswirksam aufgelöst. Erhöht sich der Zeitwert eines zur Veräußerung gehaltenen Schuldinstruments und lässt sich die Erhöhung objektiv mit einem nach erfolgswirksamem Ansatz des Wertminderungsaufwands eingetretenen Ereignis in Verbindung bringen, ist der Wertminderungsaufwand aufzulösen, wobei der aufgelöste Betrag erfolgswirksam erfasst wird. Ein Wertminderungsaufwand in Bezug auf Geschäfts- oder Firmenwert wird nicht aufgelöst. In Bezug auf sonstige Vermögenswerte wird ein Wertminderungsaufwand aufgelöst, wenn sich in Bezug auf die der Ermittlung des werthaltigen Betrags zugrunde gelegten Schätzungen eine Änderung ergeben hat.

Eine frühere Wertberichtigung wird nur insoweit rückgängig gemacht, wie der Buchwert des zugehörigen Vermögensgegenstandes denjenigen Buchwert nicht übersteigt, der sich ohne den Ansatz des Wertminderungsaufwands ergeben hätte, nach Abzug von Abschreibungen.

3) Umsatzerlöse

	30. September		
	2005	2004	2003
		(in T€)	
Verkaufte Waren	598.946	544.573	592.772
Sonstige Umsatzerlöse	282.647	265.556	251.224
Umsatzerlöse, gesamt	**881.593**	**810.129**	**843.996**

Die sonstigen Umsatzerlöse enthalten Einnahmen aus Dienstleistungen.

Die Umsatzerlöse lassen sich nach geografischen Märkten wie folgt gliedern:

	30. September		
	2005	2004	2003
		(in T€)	
Deutschland	181.786	181.202	192.169
Europa (ohne Deutschland)	367.690	305.698	338.853
Nord- und Südamerika	155.347	132.289	148.518
Sonstige Regionen	176.770	190.940	164.456
Umsatzerlöse, gesamt	**881.593**	**810.129**	**843.996**

4) Segmentberichterstattung

Der Konzern unterscheidet zwischen Geschäfts- und geografischen Segmenten. Umfang und Inhalt der im Hinblick auf die Segmente bereit zu stellenden Informationen entsprechen dem *primären Segmentberichtsformat "Geschäftssegmente" sowie dem sekundären* Segmentberichtsformat "geografische Segmente". Diese Struktur entspricht somit dem internen Berichtswesen (Managementansatz) und berücksichtigt die unterschiedlichen Risiken und Ertragsstrukturen der Segmente.

Primäres Segmentberichtsformat (Geschäftssegmente)

Der Konzern hat auf Grund der Art seiner Produkte und Dienstleistungen, wobei es sich um Industriekrane, Hafentechnologie und Services handelt, drei berichtspflichtige Segmente. Das Segment "Industriekrane" des Konzerns bezieht sich auf die Entwicklung, Produktion, Montage und Lieferung von Industriekranen einschließlich Komponenten und Materialumschlagslösungen. Das Segment "Hafentechnologie" des Konzerns bezieht sich auf die Entwicklung, Herstellung, Montage, Lieferung und Wartung von Hafenmobilkranen und automatisierten Containerumschlaganlagen einschließlich Lagerungs- und integrierter Software-Lösungen. Das Segment "Services" umfasst unsere Außendienst-Tätigkeiten im Bereich Industriekrane, wie Inspektion, Wartung, Reparatur oder Modernisierung von Gebrauchtkranen. Dieses Segment umfasst auch Ersatzteilverkäufe. Der Konzern rechnet bestimmte Kosten nicht einzelnen Segmenten zu. Zu den nicht zugerechneten nicht segmentbezogenen (gemeinschaftlichen) Kosten gehören Kosten, die sich aus folgenden Faktoren ergeben:

- Auswirkungen der Bilanzierung zum Zeitwert nach der Erwerbsmethode: Der Konzern rechnet Anpassungen auf Grund der Bilanzierung zu Erwerbskosten, wie Geschäfts- oder Firmenwert, Zuschreibungen zu Vermögenswerten zum Zeitwert, immaterielle Vermögenswerte und damit zusammenhängende zusätzliche Aufwendungen, nicht den einzelnen Segmenten zu.

- Konzern-Umlage von den Holdinggesellschaften und

4) Segmentberichterstattung (Fortgesetzt)

- sonstige Kosten, die vom Konzern als Einmalkosten im Zusammenhang mit Akquisitionen, Restrukturierungen, der Desinvestitionen von Aktiva/Passiva und Wertminderungsaufwand (oder dessen Auflösung) betrachtet werden.

Der Konzern ist der Ansicht, dass solche Effekte im Hinblick auf die laufende betriebliche Ertragskraft des Konzerns nicht aussagefähig sind. Außerdem sieht sich der Konzern nicht in der Lage, die Anpassungen zwischen den Segmenten auf der Grundlage einer vernünftigen Zurechnung und ohne unangemessenen Zeit- und Kostenaufwand zuzurechnen.

Zwar ist die Geschäftsführung der Ansicht, dass der Ausschluss dieser Kosten eine vernünftige Grundlage für die Betrachtung der betrieblichen Ertragskraft des Konzerns darstellt, aber die Anpassungen sind in den IFRS nicht definiert. Auf Grund dieser nicht zugerechneten Kosten sind im Bruttosegmentgewinn und im Segmentgewinn des Konzerns bestimmte Kosten nicht enthalten, die ansonsten mit diesen Segmenten in Zusammenhang stehen können. Außerdem können dem Konzern künftig Kosten und Aufwendungen entstehen, die den im Rahmen der Anpassungen ausgeschlossenen Kosten und Aufwendungen ähnlich sind.

Darüber hinaus steuert der Konzern seine Geschäftsbereiche nicht durch Zurechnung von Aktiva, Passiva und Investitionen zu seinen Segmenten, und solche Zuordnungen sind im System des internen Berichtswesens für Mitglieder der Geschäftsleitung nicht vorgesehen. Daher können die Informationen für Angaben gemäß IAS 14.55 ff. nicht ohne unangemessenen Zeit- und Kostenaufwand ermittelt werden. Während der Konzern Abschreibungen dem Segment Kosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen zurechnet, kann er die gesamten Abschreibungen nicht nach Segmenten isolieren. Somit ist es nicht möglich, die Angaben gemäß IAS 14.58 ohne unangemessenen Zeit- und Kostenaufwand zu ermitteln.

	30. September		
	2005	2004	2003
		(in T€)	
(Segment-)Erträge			
Industriekrane	409.915	393.563	439.728
Hafentechnologie	237.069	194.917	183.423
Services	234.609	221.649	220.845
Erträge, gesamt*	**881.593**	**810.129**	**843.996**
** Darin Erträge zwischen den Segmenten*	*15.720*	*5.599*	*6.115*

	30. September		
	2005	2004	2003
		(in T€)	
(Segment-)Bruttoergebnis			
Industriekrane	103.397	87.368	111.462
Hafentechnologie	52.000	43.622	43.699
Services	86.748	74.790	78.217
Bereinigtes Bruttoergebnis	**242.145**	**205.780**	**233.378**
Anpassungen (nicht zugerechnet nicht segmentbezogen):			
+/- Effekte der Bilanzierung von Vorräten zum Zeitwert		459	-59.585
- Effekte der Bilanzierung von Abschreibungen auf Zeitwertdifferenzen	-11.791	-16.372	-21.100
- Anpassungen für Einmaleffekte	-2.799	-1.474	-4.599
Bruttoergebnis	**227.555**	**188.393**	**148.094**

4) Segmentberichterstattung (Fortgesetzt)

	30. September		
	2005	2004	2003
		(in T€)	
Segmentergebnis (bereinigtes EBIT)			
Industriekrane*	1.265	-15.883	-1.661
Hafentechnologie	20.382	15.549	9.587
Services	42.347	34.445	44.270
Segmentergebnis (bereinigtes EBIT)	**63.994**	**34.111**	**52.196**
Anpassungen (nicht zugerechnet nicht segmentbezogen):			
+/- Effekte der Bilanzierung von Vorräten zum Zeitwert		459	-59.585
- Effekte der Bilanzierung von Abschreibungen auf Zeitwertdifferenzen	-11.791	-16.372	-31.765
- Anpassungen für Einmaleffekte**	-14.576	-9.380	-14.397
- Anpassungen für Holding-Gebühren	-1.515	-1.690	-1.690
EBIT	**36.112**	**7.128**	**-55.241**

* *Davon Erträge aus der Beteiligung an assoziierten Unternehmen*	*669*	*782*	*689*
** *Davon:*			
Restrukturierung/Beratung	*-13.802*	*-6.927*	*-3.503*
Abfindungs- und Freisetzungskosten	*-12.281*	*-6.142*	*-4.592*
Desinvestitionsgewinn	*2.717*	*4.115*	
Sonstige	*8.790*	*-426*	*-6.302*

Der Posten Restrukturierung/Beratung enthält auch Kosten für externe Unterstützung und Beratung bei größeren Restrukturierungsprojekten. Der Konzern passt Kosten für externe Beratung grundsätzlich an, sofern eine Genehmigung von Demag Holding vorliegt. Es wurden nicht alle Beratungskosten angepasst, da mit der betrieblichen Tätigkeit ein bestimmtes Maß an Beratungsleistungen verbunden ist.

Sekundäres Segmentberichtsformat (geografische Segmente)

Erlöse werden nach dem Sitz des Kunden einzelnen Ländern zugeordnet. Die geografischen Angaben beziehen sich auf Deutschland und Europa als den wichtigsten Märkten des Konzerns, Nord- und Südamerika und den Rest der Welt.

Die Umsätze mit Kunden lassen sich nach geografischen Märkten wie folgt gliedern:

	30. September		
	2005	2004	2003
		(in Mio. €)	
Deutschland	182	181	192
Europa (ohne Deutschland)	368	306	339
Nord- und Südamerika	155	132	149
Sonstige Regionen	177	191	164
	882	**810**	**844**

Neben diesen Segment-Maßstäben verwendet der Konzern zur Bewertung der allgemeinen Rentabilität und der Cashflows bestimmte Maßstäbe, die in den allgemein anerkannten Rechnungslegungsgrundsätzen nicht fest definiert sind. Zur Bewertung der Rentabilität verwendet die Geschäftsführung das so genannte bereinigte EBITDA. Die Geschäftsführung ist der Ansicht,

4) Segmentberichterstattung (Fortgesetzt)

dass das bereinigte EBITDA eine sinnvollere Grundlage für den Vergleich der Ertragslage des Konzerns verschiedener Geschäftsjahre darstellt. Diese Größe wird wie folgt berechnet:

	30. September		
	2005	2004	2003
		(in T€)	
Segmentergebnis (bereinigtes EBIT)	**63.994**	**34.111**	**52.196**
+ Abschreibungen	20.954	21.744	23.979
Bereinigtes EBITDA	**84.948**	**55.855**	**76.175**

Für Cashflow-Zwecke steuert der Konzern den Cashflow nicht nach Segmenten, sondern verwendet Maßstäbe, die in den allgemein anerkannten Rechnungslegungsgrundsätzen nicht fest definiert sind. Dazu gehören der freie Cashflow und der freie Cashflow vor Zinsen und Steuern. Der freie Cashflow ist als Cashflow vor Finanzierungskosten definiert und wird vom Konzern verwendet, da dieser entweder zur Ausschüttung an die Investoren oder zur Deckung eines sonstigen Finanzmittelbedarfs zur Verfügung steht.

	30. September		
	2005	2004	2003
		(in T€)	
Cashflow aus betrieblicher Tätigkeit	19.801	4.944	62.563
Cashflow aus Investitionstätigkeit	-9.997	-6.341	-19.704
Freier Cashflow vor Finanzierung	**9.804**	**-1.397**	**42.859**
Zinszahlungen, netto	23.301	16.196	12.581
Ertragsteuerzahlungen	6.789	5.645	4.300
Freier Cashflow vor Finanzierung, Zins- und Steuerzahlungen	**39.894**	**20.444**	**59.740**

Die Definitionen dieser wichtigsten Maßstäbe für die Bewertung der Ertragskraft des Konzerns weichen unter Umständen von der Definition anderer Gesellschaften ab, und die ausgewiesenen Zahlen sind daher unter Umständen nur eingeschränkt vergleichbar. Diese Maßstäbe sind nicht isoliert zu betrachten und sind kein Ersatz für die übrige Analyse im Abschluss. Insbesondere sind sie von Investoren nicht als Alternative sonstiger Indikatoren der Ertragskraft des Konzerns nach IFRS zu betrachten.

5) Forschungs- und Entwicklungskosten

	30. September		
	2005	2004	2003
		(in T€)	
Forschungs- und Entwicklungskosten	-21.722	-21.150	-35.729
Aktivierte Entwicklungskosten	4.588	967	0
Forschungs- und Entwicklungskosten, gesamt	**-17.134**	**-20.183**	**-35.729**

Zu Einzelheiten zu aktivierten Entwicklungskosten siehe Anmerkung 11 des Anhangs (Immaterielle Vermögenswerte und Geschäfts- oder Firmenwert).

6) Vertriebs- und allgemeine Verwaltungskosten

	30. September		
	2005	2004	2003
		(in T€)	
Vertriebskosten	-122.682	-111.395	-126.687
Allgemeine Verwaltungskosten	-67.867	-56.689	-47.429
Vertriebs- und allgemeine Verwaltungskosten	**-190.549**	**-168.084**	**-174.116**

In den Vertriebskosten sind Verkaufsprovisionen an Agenten enthalten.

7) Sonstige betriebliche Erträge und Aufwendungen

	30. September		
	2005	2004	2003
		(in T€)	
Währungsgewinne	3.734	1.289	5.330
Währungsverluste	-2.408	-2.005	-6.301
Gewinn aus dem Abgang langfristiger Vermögenswerte	5.641	5.621	1.627
Verlust aus dem Abgang langfristiger Vermögenswerte	-3.582	-4.469	-1.273
Sonstige Umstrukturierungsaufwendungen		-1.017	-1.355
Erträge aus der Auflösung sonstiger Rückstellungen	6.934	504	2.164
Mieteinnahmen aus als Finanzinvestitionen gehaltenen Immobilien	118	216	281
Erträge aus der Rücknahme von Wertberichtigungen	3.710		
Übrige, netto	1.424	6.081	5.348
Sonstige betriebliche Erträge/(Aufwendungen), netto	**15.571**	**6.220**	**5.821**

8) Erträge aus der Beteiligung an assoziierten Unternehmen

	30. September		
	2005	2004	2003
		(in T€)	
Gewinnanteil an MHE Demag Singapur	669	782	689
Gesamt	**669**	**782**	**689**

Der Gewinnanteil an assoziierten Unternehmen entfällt auf die 50-prozentige Beteiligung von DCC an der MHE Demag Pte. Ltd., Singapur.

9) Zinsen und ähnliche Erträge/(Aufwendungen), netto

	30. September		
	2005	2004	2003
		(in T€)	
Währungsgewinne	2.650	7.161	29.466
Währungsverluste	-2.345		
Neubewertung von Zinsswaps zum letzten Börsenkurs	-698	-570	
Amortisation von Kosten der Fremdfinanzierung	-9.558	-9.719	-2.846
Verzinsung Gesellschafterdarlehen (Vanilla Loan)	-615	-7.015	-8.016
Verzinsung Verkäuferdarlehen (Vendor Loan)		-5.292	-12.058
Verzinsung erstrangige Kreditfazilität (Senior Credit)	-2.961	-9.345	-11.598
Verzinsung Mezzanin-Kreditfazilität (Mezzanine Credit)	-2.806	-1.758	
Zinsaufwand Pensionsrückstellung	-7.303	-6.906	-7.404
Zinsaufwand langfristige Rückstellungen	-848	-1.219	-1.325
Erwartete Rendite des Planvermögens	515	514	-207
Sonstige Zinsen und ähnliche Erträge	-9.606	-3.019	1.711
Zinsen und ähnliche Erträge/(Aufwendungen), netto	**-33.575**	**-37.168**	**-12.277**

Zum 31. Januar 2005 wurde das mit Gottwald in Zusammenhang stehende Gesellschafterdarlehen (Vanilla Loan) getilgt.

Im Geschäftsjahr 2003 wurde der Effekt aus der Bewertung von Zinsswaps zum letzten Börsenkurs in Höhe von T€ 2.071 im Eigenkapital gebucht (T€ 1.268 unter Abzug latenter Steuern). Dieser Aufwand wurde im Geschäftsjahr 2004 erfolgswirksam aufgelöst. Die Sicherungsanforderungen an ein Hedge Accounting wurden nicht mehr erfüllt, weil die zugrunde liegenden Kreditvereinbarungen auf Grund von Refinanzierungsmaßnahmen eliminiert wurden.

10) Ertragsteuerertrag/(Ertragsteueraufwand)

Zum 30. September 2005 wurden die latenten Steuern für die deutschen Gesellschaften auf der Grundlage eines Körperschaftsteuersatzes von 25%, eines Solidaritätszuschlags von 5,5% und von Gewerbeertragsteuer mit einem Gesamtsteuersatz von 39% berechnet. Die latenten Steuern für ausländische Gesellschaften basieren auf den geltenden Steuersätzen des jeweiligen Landes.

Der Ertragsteuerertrag/(-aufwand) zum 30. September 2005 und der vergangenen Vergleichsjahre setzt sich wie folgt zusammen:

	30. September		
	2005	2004	2003
		(in T€)	
Tatsächliche Ertragsteuern			
Deutschland	-799	-1.502	-625
Andere Länder	-4.321	-7.971	-4.012
Zwischensumme	**-5.120**	**-9.473**	**-4.637**
Latente Steuern			
Deutschland	2.040	18.027	25.249
Andere Länder	1.045	2.020	1.041
Zwischensumme	**3.085**	**20.047**	**26.290**
Ertragsteuerertrag/(-aufwand)	**-2.035**	**10.574**	**21.653**

10) Ertragsteuerertrag/(Ertragsteueraufwand) (Fortgesetzt)

Der Ertragsteuerertrag/(-aufwand) weicht vom erwarteten aggregierte deutschen Steuersatz (39%) wie folgt ab:

	30. September		
	2005	2004	2003
		(in T€)	
Mit dem dt. Gesamtsteuersatz berechneter Steuerertrag/(-aufwand)	-1.039	11.676	26.395
Dt. Gewerbesteuer und sonstige ausländ. Steuern	-212	553	2.392
Änderung Wertberichtigungen	-3.000	2.983	-7.739
Sonstige permanente Differenzen	2.216	-4.638	605
Ertragsteuerertrag/(-aufwand)	**-2.035**	**10.574**	**21.653**

Im Geschäftsjahr 2005 wurden bei einem deutschen Unternehmen von DCC auf Grund verbesserter Zukunftserwartungen und der entsprechend erhöhten Werthaltigkeit des Steueranspruchs Wertberichtigungen der aktiven latenten Steuern für Verlustvorträge in Höhe von T€ 3.000 aufgelöst.

Unmittelbar im Eigenkapital erfasster latenter Steuerertrag/(-aufwand):

	30. September		
	2005	2004	2003
		(in T€)	
Auf Sicherungsgeschäfte entfallend			742
Auf versicherungsmathem. Gewinne und Verluste aus Pensionen entfallend	5.198	856	-388
Sonstige	125		
	5.323	**856**	**354**

Zu den aktiven und passiven latenten Steuern wird auf Anmerkung 19 des Anhangs ("Aktive und passive latente Steuern") verwiesen.

DCC UND GOTTWALD

ZUSAMMENGEFASSTER ANHANG (Fortgesetzt)

ZUM 30. SEPTEMBER 2005

11) Immaterielle Vermögenswerte und Geschäfts- oder Firmenwert

	Geschäfts- oder Firmenwert	Markenzeichen	Patente	Aktivierte Entwicklungskosten für Anlagen im Bau	Aktivierte Entwicklungskosten	Software	Sonstige	Sonstige immaterielle Vermögenswerte	Gesamt
				(in T€)					
Anschaffungskosten									
Stand 1. Oktober 2002	119.443	27.261	15.418			3.379	47.437	93.495	212.938
Zugänge			201			462	4.484	5.147	5.147
Abgänge	-354						-19.610	-19.610	-19.964
Umgliederungen	-4						49	49	45
Sonstige Veränderungen									
Auswirkung von Wechselkursschwankungen			-5				-137	-142	-142
Stand 30. September 2003	**119.085**	**27.261**	**15.614**	**0**	**0**	**3.841**	**32.223**	**78.939**	**198.024**
Stand 1. Oktober 2003	119.085	27.261	15.614			3.841	32.223	78.939	198.024
Zugänge	173			967		4.178	1.054	6.199	6.372
Abgänge	-610					-1.104	-356	-1.460	-2.070
Umgliederungen			-412			8.247	-7.640	195	195
Sonstige Veränderungen									
Auswirkung von Wechselkursschwankungen			-3			1	-59	-61	-61
Stand 30. September 2004	**118.648**	**27.261**	**15.199**	**967**	**0**	**15.163**	**25.222**	**83.812**	**202.460**
Stand 1. Oktober 2004	118.648	27.261	15.199	967		15.163	25.222	83.812	202.460
Zugänge	1.150		82	4.045	544	3.365	172	8.208	9.358
Abgänge	-200		-97			-3.444		-3.541	-3.741
Umgliederungen	84			-442	442	814	-613	201	285
Sonstige Veränderungen	27								27
Auswirkung von Wechselkursschwankungen	20		2			57	53	112	132
Stand 30. September 2005	**119.729**	**27.261**	**15.186**	**4.570**	**986**	**15.955**	**24.834**	**88.792**	**208.521**

DCC UND GOTTWALD

ZUSAMMENGEFASSTER ANHANG (Fortgesetzt)

ZUM 30. SEPTEMBER 2005

11) Immaterielle Vermögenswerte und Geschäfts- oder Firmenwert (Fortgesetzt)

(in T€)

	Geschäfts- oder Firmenwert	Markenzeichen	Patente	Aktivierte Entwicklungs-kosten für Anlagen im Bau	Aktivierte Entwicklungs-kosten	Software	Sonstige	Sonstige immaterielle Vermögenswerte	Gesamt
Abschreibungen und Wertminderungsaufwand									
Stand 1. Oktober 2002									
Abschreibungen des Jahres			-3.116			-1.331	-25.220	-29.667	-29.667
Wertminderungsaufwand									
Auflösung Wertminderungsaufwand									
Abgänge							19.348	19.348	19.348
Sonstige Veränderungen									
Auswirkung von Wechselkursschwankungen			1				25	26	26
Stand 30. September 2003	**0**	**0**	**-3.115**	**0**	**0**	**-1.331**	**-5.847**	**-10.293**	**-10.293**
Stand 1. Oktober 2003			-3.115			-1.331	-5.847	-10.293	-10.293
Abschreibungen des Jahres			-3.071			-4.037	-4.108	-11.216	-11.216
Wertminderungsaufwand		-2.224	-1.670					-3.894	-3.894
Auflösung Wertminderungsaufwand									
Abgänge						1.095	356	1.451	1.451
Sonstige Veränderungen			63			-1.320	1.257		
Auswirkung von Wechselkursschwankungen			1				24	25	25
Stand 30. September 2004	**0**	**-2.224**	**-7.792**	**0**	**0**	**-5.593**	**-8.318**	**-23.927**	**-23.927**
Stand 1. Oktober 2004		-2.224	-7.792			-5.593	-8.318	-23.927	-23.927
Abschreibungen des Jahres			-3.065		-72	-4.615	-4.062	-11.814	-11.814
Wertminderungsaufwand						-23	-92	-115	-115
Auflösung Wertminderungsaufwand		2.040	1.670					3.710	3.710
Abgänge			97			3.434		3.531	3.531
Sonstige Veränderungen									
Auswirkung von Wechselkursschwankungen			-2			-38	-29	-69	-69
Stand 30. September 2005	**0**	**-184**	**-9.092**	**0**	**-72**	**-6.835**	**-12.501**	**-28.684**	**-28.684**
Buchwerte									
Stand 1. Oktober 2002	119.443	27.261	15.418			3.379	47.437	93.495	212.938
Stand 30. September 2003	119.085	27.261	12.499			2.510	26.376	68.646	187.731
Stand 1. Oktober 2003	119.085	27.261	12.499			2.510	26.376	68.646	187.731
Stand 30. September 2004	118.648	25.037	7.407	967		9.570	16.904	59.885	178.533
Stand 1. Oktober 2004	118.648	25.037	7.407	967		9.570	16.904	59.885	178.533
Stand 30. September 2005	**119.729**	**27.077**	**6.094**	**4.570**	**914**	**9.120**	**12.333**	**60.108**	**179.837**

11) Immaterielle Vermögenswerte und Geschäfts- oder Firmenwert (Fortgesetzt)

Im Geschäftsjahr 2005 waren in den im Bau befindlichen Vermögenswerten aktivierte Entwicklungskosten von T€ 4.045 enthalten, davon Mobile Harbor Cranes (Hafenmobilkrane) mit T€ 2.516 (2004 T€ 0), Cranes on Barge (Krane auf Flachbooten) mit T€ 77 (2004 T€ 162), Automated Stacker Cranes (automatische Stapelkrane) mit T€ 1.107 (2004 T€ 526), E-Automated Guided Vehicles (fahrerlos geführte Fahrzeuge) mit T€ 344 (2004 T€ 0). Die aktivierten Forschungs- und Entwicklungsaufwendungen wurden mit folgendem Ergebnis auf Wertminderung getestet: Kein Wertminderungsaufwand.

Abschreibungen und Wertminderungsaufwand

Die Abschreibungen und der Wertminderungsaufwand sind in den folgenden Posten der Gewinn- und Verlustrechnung enthalten:

	2005	2004	2003
		(in T€)	
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	-10.104	-13.343	-27.660
Forschung und Entwicklung	-1.015	-1.448	-1.133
Vertriebs- und allg. Verwaltungskosten	-810	-272	-848
Sonstige betriebliche Aufwendungen		-47	-26
Abschreibungen und Wertminderungsaufwand, gesamt	**-11.929**	**-15.110**	**-29.667**

Geschäfts- oder Firmenwert

Der Geschäfts- oder Firmenwert stammt in erster Linie aus dem Erwerb. Ein Wertminderungstest ergab, dass im Geschäftsjahr 2005 kein Wertminderungsaufwand zu berücksichtigen war. Der Konzern holt derzeit weitere, genauere Informationen zu bestimmten, nach der Geschäftsvereinbarung erforderlichen Anpassungen ein, darunter Steuererstattungen der Siemens AG für alle nach dem 30. Juni 2002 in Bezug auf die Periode vor dem 30. Juni 2002 gezahlten Steuerarten. Dementsprechend unterliegen bestimmte Kaufpreiszuordnungen einer Anpassung.

Wertberichtigungen bei immateriellen Vermögenswerten und Wertaufholungen

Der auf DCC entfallende Wertminderungsaufwand im Geschäftsjahr 2004 beläuft sich auf T€ 3.894 und entfällt mit T€ 2.224 auf Markenzeichen und mit T€ 1.670 auf Patente. Der Wert wurde auf Grund korrigierter Umsatzerwartungen der entsprechenden Produktgruppen angepasst. Diese Wertminderung wurde im Geschäftsjahr 2005 im Wesentlichen aufgelöst.

Überprüfung von Zahlungsmittel generierenden Einheiten mit einem Geschäfts- oder Firmenwert auf Wertminderung

Bei den Zahlungsmittel generierenden Einheiten für die Bestimmung des Geschäfts- oder Firmenwerts handelt es sich um die erworbenen Konzerne DCC und Gottwald (siehe Anmerkung 1 des Anhangs). Auf Grund der regelmäßigen Wertüberprüfung des Geschäfts- oder Firmenwerts ergab sich kein Wertminderungsbedarf.

12) Sachanlagen

	Grundstücke	Bauten und Mietereinbauten	Anlagen und Maschinen	Sonstige Anlagen	Anzahlungen und Anlagen im Bau	Sachanlagen aus Finanzierungs-leasing-verträgen	Gesamt
				(in T€)			
Anschaffungs- und Herstellungkosten							
Stand 1. Oktober 2002	39.319	70.034	61.796	18.344	2.964	323	192.780
Sonstige Unternehmenserwerbe		1.606	10.937	5.577	2.473	46	20.639
Abgänge	-1.011	-1.433	-1.489	-2.190	-460		-6.583
Umgliederungen		-202	426	531	-904		-149
Sonstige Veränderungen					-55		-55
Auswirkung von Wechselkursschwankungen	-558	-704	-249	-399	-30	-2	-1.942
Stand 30. September 2003	**37.750**	**69.301**	**71.421**	**21.863**	**3.988**	**367**	**204.690**
Stand 1. Oktober 2003	37.750	69.301	71.421	21.863	3.988	367	204.690
Sonstige Unternehmenserwerbe	488	5.691	5.718	3.433	614	62	16.006
Abgänge	-3.584	-6.024	-5.339	-3.544	5	-370	-18.856
Umgliederungen		2.491	786	-365	-2.669		243
Sonstige Veränderungen					55		55
Auswirkung von Wechselkursschwankungen	-124	-103	-94	-123	-23		-467
Stand 30. September 2004	**34.530**	**71.356**	**72.492**	**21.264**	**1.970**	**59**	**201.671**
Stand 1. Oktober 2004	34.530	71.356	72.492	21.264	1.970	59	201.671
Sonstige Unternehmenserwerbe	130	858	6.393	3.030	4.018	64	14.493
Umbuchung zu als Finanzinvestitionen gehaltenen Immobilien	-6.541	-17.355					-23.896
Abgänge	-5.033	-5.062	-1.862	-2.909	-438		-15.304
Umgliederungen		730	850	-387	-1.395		-202
Sonstige Veränderungen		-4	4		-130		-130
Auswirkung von Wechselkursschwankungen	123	1.256	595	461	158	4	2.597
Stand 30. September 2005	**23.209**	**51.779**	**78.472**	**21.459**	**4.183**	**127**	**179.229**

12) Sachanlagen (Fortgesetzt)

	Grundstücke	Bauten und Mietereinbauten	Anlagen und Maschinen	Sonstige Anlagen	Anzahlungen und Anlagen im Bau	Sachanlagen aus Finanzierungs-leasing-verträgen	Gesamt
				(in T€)			
Abschreibungen und Wertminderungsaufwand							
Stand 1. Oktober 2002							
Abschreibungen des Jahres	-18	-5.537	-12.070	-8.188		-95	-25.908
Abgänge		35	164	1.468			1.667
Auswirkung von Wechselkursschwankungen	1	19	25	42			87
Stand 30. September 2003	**-17**	**-5.483**	**-11.881**	**-6.678**	**0**	**-95**	**-24.154**
Stand 1. Oktober 2003	-17	-5.483	-11.881	-6.678		-95	-24.154
Abschreibungen des Jahres	-16	-5.007	-11.245	-6.617		-51	-22.936
Abgänge		550	1.303	3.004		129	4.986
Auswirkung von Wechselkursschwankungen	1	22	1	76			100
Stand 30. September 2004	**-32**	**-9.918**	**-21.822**	**-10.215**	**0**	**-17**	**-42.004**
Stand 1. Oktober 2004	-32	-9.918	-21.822	-10.215		-17	-42.004
Abschreibungen des Jahres	-5	-4.085	-10.977	-4.692		-20	-19.779
Auflösung von Wertminderungsaufwand			-9				-9
Umbuchung zu als Finanzinvestitionen gehaltenen Immobilien		2.439	65	-65			2.439
Abgänge	37	707	943	2.171			3.858
Auswirkung von Wechselkursschwankungen		-176	-113	-215		-1	-505
Stand 30. September 2005	**0**	**-11.033**	**-31.913**	**-13.016**	**0**	**-38**	**-56.000**
Buchwerte							
Stand 1. Oktober 2002	39.319	70.034	61.796	18.344	2.964	323	192.780
Stand 30. September 2003	37.733	63.818	59.540	15.185	3.988	272	180.536
Stand 1. Oktober 2003	37.733	63.818	59.540	15.185	3.988	272	180.536
Stand 30. September 2004	34.498	61.438	50.670	11.049	1.970	42	159.667
Stand 1. Oktober 2004	34.498	61.438	50.670	11.049	1.970	42	159.667
Stand 30. September 2005	**23.209**	**40.746**	**46.559**	**8.443**	**4.183**	**89**	**123.229**

12) Sachanlagen (Fortgesetzt)

Wertberichtigungen und Wertaufholungen

Im Geschäftsjahr 2005, 2004 und 2003 wurden bei den Sachanlagen weder außerplanmäßige Abschreibungen noch Wertaufholungen vorgenommen.

Geleaste Maschinen und Anlagen

Folgende Beträge im Zusammenhang mit Finanzierungsleasingverhältnissen wurden unter den Sachanlagen ausgewiesen:

	30. September		
	2005	2004	2003
		(in T€)	
Grundstücke und Bauten			
Technische Anlagen, Betriebs- und Geschäftsausstattung	126	58	367
Abzgl. kumulierte Abschreibungen	-38	-17	-95
Gesamt	**88**	**41**	**272**

Die langfristigen Verbindlichkeiten zum 30. September 2005 enthalten Verpflichtungen aus Finanzierungsleasingverhältnissen in Höhe von T€ 71 (Nettobarwert; 2004: T€ 24, 2003: T€ 221). Zu sonstigen Angaben zu Leasingverhältnissen siehe Anmerkung 33 des Anhangs.

Sachanlagen im Bau

Die Anlagen im Bau enthalten zum 30. September 2005 folgende wesentliche Posten:

	(in T€)
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai: Neue Fertigungslinien für DR, DC und Beantragung Produktionsgenehmigung	1.246
Demag Cranes & Components Corp., Cleveland:	
Siemens Uniload-Logistik-Projekt und Doppeltfalz-Montagevorrichtungen	786
Neue Lackiererei (Gottwald)	446
Kanäle (Gottwald)	215

13) Als Finanzinvestitionen gehaltene Immobilien

	Grundstücke	Bauten und Mietereinbauten	Gesamt
		(in T€)	
Anschaffungskosten			
Stand 1. Oktober 2002	862	1.522	**2.384**
Abgänge	-124	-342	**-466**
Auswirkung von Wechselkursschwankungen	8	1	**9**
Stand 30. September 2003	**746**	**1.181**	**1.927**
Stand 1. Oktober 2003	746	1.181	**1.927**
Abgänge	-226	-420	**-646**
Auswirkung von Wechselkursschwankungen	1		**1**
Stand 30. September 2004	**521**	**761**	**1.282**
Stand 1. Oktober 2004	521	761	**1.282**
Sonstige Unternehmenserwerbe			
Umbuchung in/aus Sachanlagen	6.541	17.355	**23.896**
Abgänge		-54	**-54**
Auswirkung von Wechselkursschwankungen	8	29	**37**
Stand 30. September 2005	**7.070**	**18.091**	**25.161**
Abschreibungen und Wertminderungsaufwand			
Stand 1. Oktober 2002			
Abschreibungen des Geschäftsjahrs		-89	**-89**
Auswirkung von Wechselkursschwankungen			
Stand 30. September 2003		**-89**	**-89**
Stand 1. Oktober 2003		-89	**-89**
Abschreibungen des Geschäftsjahrs		-60	**-60**
Abgänge		28	**28**
Auswirkung von Wechselkursschwankungen			
Stand 30. September 2004		**-121**	**-121**
Stand 1. Oktober 2004		-121	**-121**
Abschreibungen des Geschäftsjahrs		-1.027	**-1.027**
Umbuchung in/aus Sachanlagen		-2.439	**-2.439**
Abgänge		54	**54**
Auswirkung von Wechselkursschwankungen		-6	**-6**
Stand 30. September 2005		**-3.539**	**-3.539**
Buchwerte			
Stand 1. Oktober 2002	862	1.522	**2.384**
Stand 30. September 2003	746	1.092	**1.838**
Stand 30. September 2004	521	640	**1.161**
Stand 30. September 2005	**7.070**	**14.552**	**21.622**
Zum 30. September 2005 **beizulegende Werte**	**8.719**	**14.810**	**23.529**

Nach dem erstmaligen Ansatz werden als Finanzinvestitionen gehaltene Immobilien gemäß IAS 40 nach dem Anschaffungskostenmodell bewertet (Anschaffungskosten abzüglich kumulierter Abschreibungen und kumulierter Wertminderung). Die Abschreibungen werden nach der linearen

13) Als Finanzinvestitionen gehaltene Immobilien (Fortgesetzt)

Methode über die betriebsgewöhnliche Nutzungsdauer (10-20 Jahre) der betreffenden Vermögenswerte berechnet.

Die in der Gewinn- und Verlustrechnung angesetzten Mietereinnahmen in der Berichtsperiode belaufen sich auf T€ 118 (2004: T€ 216, 2003: T€ 281) und die betrieblichen Aufwendungen auf T€ 30 (2004: T€ 53, 2003: T€ 79).

14) Anteile an assoziierten Unternehmen

		30. September			1. Oktober
	Land	2005	2004	2003	2002
MHE Demag Pte. Ltd.	Singapur	50%	50%	50%	50%

Der Anteil des Konzerns an den insgesamt nach dem Erwerb erfassten Gewinnen und Verlusten aus obigem assoziierten Unternehmen für das Geschäftsjahr 2005 belief sich auf T€ 669 (2004: T€ 782, 2003: T€ 689). Die in den Umsatzerlösen des Geschäftsjahrs 2005 enthaltenen Lieferungen an MHE betragen T€ 13.336 (2004: T€ 10.250, 2003: T€ 10.110).

Die in der Gewinn- und Verlustrechnung erfassten Erträge oder Verluste aus der Beteiligung an assoziierten Unternehmen werden in Anmerkung 8 des Anhangs ("Erträge aus der Beteiligung an assoziierten Unternehmen") erläutert. Für die Verbindlichkeiten des assoziierten Unternehmens wurden keine Bürgschaften übernommen.

Die folgende Tabelle zeigt die Kennzahlen der MHE-Demag Pte. Ltd., die sich lediglich auf den Anteil der Demag von 50% beziehen:

	31. Dezember		
	2004	2003	2002
		(in T€)	
Umsatzerlöse	21.033	15.826	18.283
Jahresergebnis	1.559	1.488	689
Langfristige Aktiva	3.560	3.571	5.098
Kurzfristige Aktiva	14.528	14.446	14.041
Rückstellungen	954	1.129	1.299
Verbindlichkeiten und Eigenkapital	17.134	16.888	17.840

15) Sonstige Finanzinvestitionen

	30. September		
	2005	2004	2003
		(in T€)	
Anteile an sonstigen verb. Unternehmen	15	15	15
Sonstige Beteiligungen	150	27	27
Langfristige Wertpapiere	845	817	749
Langfristige Finanzinvestitionen, netto	**1.010**	**859**	**791**

16) Nicht amortisierte Kosten der Fremdfinanzierung

	30. September		
	2005	2004	2003
		(in T€)	
Stand am Jahresbeginn	**7.305**	**13.748**	**16.594**
Zugänge	7.669	9.438	0
Amortisation	-9.557	-9.719	-286
Abgänge	-267	-6.150	0
Sonstige Veränderungen	65	-37	-2.560
Auswirkung von Wechselkursschwankungen	-13	25	0
Stand am Jahresende	**5.202**	**7.305**	**13.748**

Die nicht amortisierten Kosten der Fremdfinanzierung entfallen auf die lang- und kurzfristigen Verbindlichkeiten des Konzerns und werden nach der Effektivzinsmethode über die Laufzeit der entsprechenden Verbindlichkeiten amortisiert. Der Amortisationsaufwand belief sich zum 30. September 2005 einschließlich der Abschreibung der bestehenden Kosten für die Fremdfinanzierung nach der Refinanzierung von Schulden zum 31. Januar 2005 in Höhe von T€ 7.305 insgesamt auf T€ 9.557. Neue Kosten der Fremdfinanzierung wurden in Höhe von T€ 7.669 aktiviert. Zum 30. September 2004 beliefen sich die Abschreibungen auf insgesamt T€ 9.719 einschließlich der vollständigen Abschreibung des auf die festverzinslichen garantierten nachrangigen unbesicherten Schuldverschreibungen entfallenden Anteils, die im Februar 2004 zurückgezahlt wurden. Im September 2004 wurden auf Grund der obligatorischen Rückzahlung erstrangiger Schuldtitel zusätzliche Abschreibungen gebucht. Die Erhöhung der Kosten für die Fremdfinanzierung ist auf die Finanzierung der Mezzanin-Darlehen und die Refinanzierung durch erstrangige Schuldtitel im Februar/März 2004 zurückzuführen. Wir verweisen auf Anmerkung 26 des Anhangs "Langfristige verzinsliche Darlehen".

17) Langfristige Forderungen aus Lieferungen und Leistungen

	30. September		
	2005	2004	2003
		(in T€)	
Langfristige Forderungen	3.918	4.452	5.370
Abzgl. Wertberichtigung zweifelhafter Forderungen	-545	-790	-864
Langfristige Forderungen aus Lieferungen u. Leistungen	**3.373**	**3.662**	**4.506**

Die langfristigen Forderungen aus Lieferungen und Leistungen entfallen auf Lieferungen an fremde Kunden mit Zahlungszielen von ein bis fünf Jahren. Den Kunden werden die marktüblichen Zinsen für langfristige Zahlungsvereinbarungen über die Laufzeit der Forderung in Rechnung gestellt.

18) Sonstige langfristige Vermögenswerte

	30. September		
	2005	2004	2003
		(in T€)	
Nicht finanzielle Forderungen gegen verbundene Unternehmen		3.127	155
Derivative Finanzinstrumente	2	74	
Sonstige langfristige Vermögenswerte Dritte	4.851	5.252	3.620
Sonstige langfristige Vermögenswerte	**4.853**	**8.453**	**3.775**

19) Aktive und passive latente Steuern

Die aktiven und passiven latenten Steuern sind folgenden Posten zuzuordnen:

	30. September		
	2005	2004	2003
		(in T€)	
Forderungen und sonstige Vermögenswerte	850	1.241	5.607
Vorräte	5.755	6.012	5.593
Immaterielle Vermögenswerte	2.229	75	223
Sachanlagen	1.803	946	1.639
Verlustvorträge und Steuererträge	46.132	48.104	44.265
Rückstellungen und Verbindlichkeiten	40.834	37.543	36.410
Sonstige	1.044	11.900	661
Zwischensumme (Aktiva)	**98.647**	**105.821**	**94.398**
Wertberichtigungen	-13.829	-38.142	-41.124
Saldierung (mit Verbindlichkeiten verrechnet)	-9.242		
Aktive latente Steuern	**75.576**	**67.679**	**53.274**
Forderungen und sonstige Vermögenswerte	807	1.488	2.903
Vorräte	486	145	1.871
Immaterielle Vermögenswerte	9.232	10.490	9.043
Sachanlagen	15.322	12.675	15.419
Rückstellungen und Verbindlichkeiten	2.256	4.031	2.044
Sonstige	114	12.385	12.132
Abzug von Wertberichtigungen		-21.178	-21.179
Zwischensumme (Passiva)	**28.217**	**20.036**	**22.233**
Saldierung (Verbrauch des Vermögenswerts)	-9.242		
Passive latente Steuern	**18.975**	**20.036**	**22.233**
Aktive/(passive) latente Steuern, netto	**56.601**	**47.643**	**31.041**

Veränderungen der latenten Steuern werden entweder erfolgswirksam erfasst oder im Eigenkapital verrechnet. Veränderungen werden im Wesentlichen erfolgswirksam erfasst. Zu Einzelheiten wird auf Anmerkung 10 des Anhangs "Ertragsteuerertrag/(Ertragsteueraufwand)" verwiesen.

Die Realisierung aktiver latenter Steuern hängt davon ab, ob in künftigen Perioden ausreichend steuerpflichtiges Einkommen erzielt wird. Im Hinblick auf die verbesserten Rentabilitätsaussichten ist die Geschäftsführung der Ansicht, dass eine Realisierung der aktiven latenten Steuern unter Abzug der Wertberichtigungen wahrscheinlich ist.

Der Konzern verfügt über Verlustvorträge, die sich wie folgt zusammensetzen:

	30. September		
	2005	2004	2003
		(in T€)	
Deutschland			
Körperschaftsteuer	121.136	114.059	109.758
Gewerbeertragsteuer	81.506	81.394	90.515
Sonstige Länder	17.501	19.102	8.102

Verluste können in Deutschland unbegrenzt vorgetragen werden. Von den ausländischen Verlustvorträgen laufen T€ 14.873 in den nächsten fünf Jahren aus und T€ 2.628 danach. Nach den

19) Aktive und passive latente Steuern (Fortgesetzt)

gesetzlichen Regelungen bestimmter Länder unterliegt die Verwendung künftiger Verlustvorträge der Mindestbesteuerung.

20) Vorräte

	2005	2004	2003
		(in T€)	
Roh-, Hilfs- und Betriebsstoffe	39.146	28.233	27.479
Unfertige Erzeugnisse, unfertige Leistungen	118.340	121.934	149.198
Fertige Erzeugnisse und zur Weiterveräußerung bestimmte Produkte	11.803	17.198	17.570
Vorräte	**169.289**	**167.365**	**194.247**

21) Forderungen aus Lieferungen und Leistungen

	30. September		
	2005	2004	2003
		(in T€)	
Kurzfristige Forderungen aus Lieferungen und Leistungen, Dritte	153.405	149.494	161.628
Wechselforderungen	60	11	
Abzgl. Wertberichtigung auf zweifelhafte Forderungen	-7.660	-8.171	-8.938
Forderungen aus Lieferungen und Leistungen, netto	**145.805**	**141.334**	**152.690**
Kurzfristige Forderungen aus Lieferungen und Leistungen gegen verbundene Unternehmen	5.700	4.592	7.868
Kurzfristige Forderungen aus Lieferungen und Leistungen gegen nahe stehende Unternehmen	841	893	1.502
Abzgl. Wertberichtigung für zweifelhafte Forderungen	-1.306	-1.163	-1.076
Kurzfristige Forderungen gegen nahe stehende Unternehmen	**5.235**	**4.322**	**8.294**
Forderungen aus Lieferungen und Leistungen, netto, gesamt	**151.040**	**145.656**	**160.984**

Bei den Forderungen aus Lieferungen und Leistungen handelt es sich in erster Linie um unverzinsliche Forderungen.

22) Fertigungsaufträge

Der Konzern macht von der Gewinnrealisierung nach dem Leistungsfortschritt Gebrauch. Zum 30. September 2005 beliefen sich die entsprechenden Umsatzerlöse (Aufwendungen und Erträge) auf T€ 2.879 (2004: T€ 1.950; 2003: T€ 8.875). Die Vorauszahlungen von Kunden für nach dem Fertigstellungsgrad bilanzierte Aufträge betrugen zum 30. September 2005 T€ 3.645 (2004: T€ 2.067; 2003: T€ 8.222).

23) Sonstige kurzfristige Vermögenswerte

	30. September		
	2005	2004	2003
		(in T€)	
Sonstige Steuerforderungen	8.174	6.458	7.548
Vorauszahlungen	945	521	503
Forderungen gegen Arbeitnehmer	916	812	845
Aktive Rechnungsabgrenzungsposten	3.914	3.318	1.988
Derivative Finanzinstrumente	174	756	488
Forderungen gegen verbundene Unternehmen		5.663	3.158
Forderungen gegen nahe stehende Unternehmen			19.773
Übrige	4.812	2.686	3.820
Sonstige kurzfristige Vermögenswerte, netto	**18.935**	**20.214**	**38.123**

24) Zahlungsmittel und Zahlungsmitteläquivalente

Die Zahlungsmittel und Zahlungsmitteläquivalente belaufen sich zum 30. September 2005 auf T€ 43.166, davon T€ 110 mit Beschränkung hinsichtlich der Verwendung (2004: T€ 35.516, davon T€ 8 mit Beschränkung hinsichtlich der Verwendung; 2003: T€ 45.537, davon T€ 0 mit Beschränkung hinsichtlich der Verwendung).

25) Auf Anteilseigner der Muttergesellschaft entfallendes Eigenkapital

In der zusammengefassten Eigenkapitalveränderungsrechnung sind die Änderungen des Eigenkapitals und der Rücklagen zusammengefasst (siehe Seite 9).

Auf Anteilseigner entfallendes Eigenkapital

Das auf Anteilseigner entfallende Eigenkapital der DCC HoldCo 3 (drei) GmbH wurde im Geschäftsjahr 2005 durch eine Zahlung in Höhe von T€ 100.000 durch den mittelbaren Gesellschafter Stabilus BV auf Betreiben des Gesellschafters DCC Luxembourg 2 S.à r.l. erhöht. Die Zahlung erfolgte ohne Gegenleistung und als Nachschuss zur Einlage in die Kapitalrücklage der DCC HoldCo 3 (drei) GmbH.

Aufstellung aller erfassten Erträge und Aufwendungen

Umrechnungsrücklage

Die Umrechnungsrücklage enthält sämtliche Währungsdifferenzen aus der Umrechnung der Abschlüsse ausländischer Geschäftsbereiche, die keine integrierten Teileinheiten des Konzerns sind.

Rücklage aus der Bewertung von derivativen Sicherungsinstrumenten

Diese Sicherungsrücklage enthält den effektiven Teil der kumulierten Nettoveränderung des Marktwerts von Cashflow-Sicherungsinstrumenten im Zusammenhang mit noch nicht getätigten Sicherungsgeschäften.

25) Auf Anteilseigner der Muttergesellschaft entfallendes Eigenkapital (Fortgesetzt)

Rücklage für Veränderungen des Marktwerts

Die Rücklage für Veränderungen des Marktwerts enthält die kumulierte Nettoveränderung des Marktwerts von zur Veräußerung gehaltenen Finanzinvestitionen bis zur Ausbuchung der Finanzinvestitionen.

Versicherungsmathematische Gewinne und Verluste

Die Aufstellung aller erfasster Erträge und Aufwendungen enthält die bei Anfall bilanzierten versicherungsmathematischen Gewinne und Verluste im Zusammenhang mit Pensionsleistungen.

26) Langfristige verzinsliche Darlehen

Diese Anmerkung des Anhangs enthält Angaben zu den vertraglichen Laufzeiten der verzinslichen Darlehen des Konzerns. Zu den Zins- und Währungsrisiken des Konzerns siehe Anmerkung 27 des Anhangs ("Finanzinstrumente").

		2005		2004		2003	
	Nominalzins	**Effektivzins**	**Buchwert**	**Effektivzins**	**Buchwert**	**Effektivzins**	**Buchwert**
			(in T€)		(in T€)		(in T€)
MEP-Darlehen	0,00%					0,0%	3.260
Verpflichtungen aus Finanzierungsleasingverhältnissen	—		1.759		1.923		312
Festverzinsl. garantierte nachrangige unbesicherte Darlehensschuldverschreibungen, fällig am 24. September 2013 ("Vendor Loan Note")	10-15%					10,0%	132.291
Beizulegender Wert Zinsswaps	—		1.378		617		0
Sonstige konzerninterne Schulden	—	variabel	34.103	variabel	187.555	variabel	0
Gesellschafterdarlehen (Vanilla Loan)				10,0%	18.185	10,0%	88.171
Sonstige Schulden			801		625		355
Erstrangige und Mezzanin-Kreditvereinbarungen:							
Mezzanin-Schulden	EURIBOR+9,25-12,0%	11,5%	0	10,0%	30.904	10,0%	0
Erstrangige Schulden gemäß Kreditvereinbarung 24. Sept. 2002							
Erstrangige Schuldtitel, Tranche A, in €, fällig bis 30. September 2009	EURIBOR+1,25-2,25%			3,9%	19.572		
Erstrangige Schuldtitel, Tranche A, in USD, fällig bis 30. September 2009	LIBOR+1,25-2,25%			3,7%	11.118	3,4%	82.486
Erstrangige Schuldtitel, Tranche in GBP, fällig bis 30. September 2009	LIBOR+1,25-2,25%			6,7%	8.381		
Erstrangige Schuldtitel, Tranche B, in €, fällig bis 31. März 2010 und 30. September 2010	EURIBOR+2,25-2,75%			4,4%	11.508	4,9%	25.000
Erstrangige Schuldtitel, Tranche B, in USD, fällig bis 31. März 2010 und 30. September 2010	LIBOR+2,25-2,75%			4,2%		3,9%	36.094
Erstrangige Schuldtitel, Tranche B, in GBP, fällig bis 31. März 2010 und 30. September 2010	LIBOR+2,25-2,75%					6,6%	
Erstrangige Schuldtitel, Tranche C, in €, fällig bis 31. März 2011 und 30. September 2011	EURIBOR+3,25%			5,4%	11.423	5,4%	
Erstrangige Schuldtitel, Tranche C, in USD, fällig bis 31. März 2011 und 30. September 2011	LIBOR+3,25%			5,2%	24.749	4,4%	40.341
Zwischensumme			0		86.751		183.921

26) Langfristige verzinsliche Darlehen (Fortgesetzt)

		2005		2004		2003	
	Nominalzins	Effektivzins	Buchwert	Effektivzins	Buchwert	Effektivzins	Buchwert
			(in T€)		(in T€)		(in T€)
Erstrangige Schulden gemäß Kreditvereinbarung 23. Dez. 2004							
Erstrangige Schuldtitel, Tranche A, in €, fällig bis 30. September 2011	EURIBOR+1,25-2,25%	4,4%	53.858				
Erstrangiger befristeter Kredit, Tranche A, in USD, fällig am 30. Sept. 2011	LIBOR+1,25-2,25%	6,5%	19.328				
Erstrangiger befristeter Kredit, Tranche A, in GBP, fällig am 30. Sept. 2011	LIBOR+1,25-2,25%	6,8%	13.931				
Erstrangiger befristeter Kredit, Tranche B, in €, fällig am 31. März und 30. Sept. 2012	EURIBOR+2,0-2,5%	4,7%	62.500				
Erstrangiger befristeter Kredit, Tranche B, in USD, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2012	LIBOR+2,0-2,5%	6,7%					
Erstrangiger befristeter Kredit, Tranche C, in €, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2013	EURIBOR+3,0%	5,2%	62.500				
Erstrangiger befristeter Kredit, Tranche C, in USD, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2014	LIBOR+3,0%	7,2%	20.582				
Zwischensumme			232.699		0		0
Abzgl. kurzfristige Fälligkeiten			-6.559		-2.862		-12.260
Langfristige Schuldtitel			**264.181**		**323.698**		**396.050**

Die langfristigen Schuldtitel zum 30. September 2005 haben folgende Laufzeiten:

	Kurzfristig	Langfristig					Gesamt
	<1 Jahr	1-2 Jahre	2-3 Jahre	3-4 Jahre	4-5 Jahre	>5 Jahre	langfristig
				(in T€)			
Erstrangige Schuldtitel	6.170	14.463	13.756	17.423	17.423	142.882	205.947
Mezzanin-Schulden						20.581	20.581
Sonstige konzerninterne Schulden			23.103			11.000	34.103
Sonstige Schulden	389	1.175	858	1.040	4	472	3.549
Gesamt	**6.559**	**15.638**	**37.717**	**18.463**	**17.427**	**174.935**	**264.180**

Der Konzern schätzt, dass sämtliche Schulden auf der Grundlage der aktuellen Zinssätze und Laufzeiten in etwa dem beizulegenden Wert entsprechen.

Finanzierungsvereinbarungen

Finanzierung der Unternehmenserwerbe

Der Gesamterwerb der sieben Geschäftsbetriebe im Jahre 2002 wurde in erster Linie durch Inanspruchnahme gemäß einer im September 2002 geschlossenen Vereinbarung über erstrangige Kreditfazilitäten in Höhe von T€ 825.000 ("die Kreditfazilität 2002"), Ausgabe einer festverzinslichen Schuldverschreibung in Höhe von T€ 215.000 an die Siemens AG ("Vendor Loan Note") und Gesellschafterdarlehen in Höhe von T€ 200.000 (das "Vanilla Loan") finanziert, wovon T€ 220.000 erstrangige Schuldtitel, T€ 120.000 des Vendor Loan Note und T€ 80.000 des Vanilla Loan dem Konzern unmittelbar zugerechnet wurden.

26) Langfristige verzinsliche Darlehen (Fortgesetzt)

Die ursprünglich am 24. September 2013 fällige Vendor Loan Note wurde zusammen mit den Zinsen im Februar 2004 zurückgezahlt, da die Bedingungen für die obligatorische Rückzahlung erfüllt waren.

Auf das mit DCC in Zusammenhang stehende Vanilla Loan (Darlehensbetrag zuzüglich aufgelaufener Zinsen) in Höhe von T€ 77.002 wurde im Juni 2004 verzichtet; der Gottwald zugerechnete Anteil wurde im Januar 2005 getilgt.

Sämtliche, gemäß der Kreditfazilität 2002 ausstehenden Beträge wurden Ende 2004 umfinanziert.

Erstrangige und Mezzanin-Kreditvereinbarungen

Am 23. Dezember 2004 schloss die Demag Finance S.à r.l. ("Demag Finance") eine Vereinbarung über erstrangige Kreditfazilitäten und die Demag Mezz S.à r.l. ("Demag Mezz") eine Vereinbarung über Mezzanin-Kreditfazilitäten (zusammen "die Kreditvereinbarungen") mit bestimmten Kreditinstituten, wonach Mezzanin-Schuldtitel in Höhe von T€ 100.000, erstrangige Schuldtitel in Höhe von T€ 500.000 und eine dem Demag-Holding-Konzern als Kreditlinie gewährte revolvierende Kreditfazilität von bis zu T€ 250.000 zur Verfügung gestellt wurden. DCC und Gottwald sowie bestimmte andere Tochtergesellschaften der Demag Holding sind die ursprünglichen Garantiegeber gemäß den Kreditvereinbarungen. Demag Mezz und Demag Finance sind 100-prozentige Tochtergesellschaften der Demag Investments S.à r.l.

Am 31. Januar 2005 wurden von DCC und Gottwald erstrangige Schuldtitel in Höhe von insgesamt T€ 212.698 zu Zinskonditionen, die denen der erstrangigen Kreditfazilitäten entsprechen, in Form von konzerninternen Darlehen der Demag Finance und T€ 20.000 in Form von Mezzanin-Schulden einschließlich kumulierter Zinsen auf konzerninterne Darlehen der Demag Mezz aufgenommen.

Die Kreditvereinbarungen enthalten bestimmte finanzielle Vertragsklauseln, darunter die in den Kreditvereinbarungen festgelegten Bedingungen einer Mindestzinsdeckung (Verhältnis des Jahresergebnisses vor Zinsergebnis, Ertragsteuern und Abschreibungen (EBITDA) zu den Nettobarzinsen), eines bestimmten Verhältnisses des Cashflows zum Gesamtschuldendienst, eines bestimmten Verhältnisses von Fremd- zu Eigenkapital und Investitionen sowie sonstige Einschränkungen. Die nach den Kreditvereinbarungen gewährten Kredite sind im Wesentlichen durch sämtliche Aktiva des Konzerns sowie durch sonstige Tochtergesellschaften der Demag Holding besichert.

27) Finanzinstrumente

Der Konzern tätigt Geschäfte in zahlreichen wichtigen Währungen und ist daher dem Risiko nachteiliger Wechselkursschwankungen ausgesetzt. Die Gesellschaft begegnet diesen Marktrisiken durch Einsatz derivativer Finanzinstrumente. Ohne diese Instrumente wäre der Konzern größeren Marktrisiken ausgesetzt. Der Konzern setzt derivative Finanzinstrumente ausschließlich für die Zwecke des Risikomanagements ein.

Währungsrisiko

Der Konzern unterhält globale Geschäftsbeziehungen und ist daher auch Währungsrisiken ausgesetzt. Auf Grund der Politik des Konzerns zur Absicherung von Risiken werden Devisentermingeschäfte abgeschlossen, um das Währungsrisiko zu verringern und Cashflows in Fremdwährung zu stabilisieren.

27) Finanzinstrumente (Fortgesetzt)

Ausfallrisiko

Aus seinem Forderungsbestand ist der Konzern möglicherweise Kreditausfallrisiken aus der Konzentration des Kundenportfolios ausgesetzt. Der Konzern räumt im Rahmen der gewöhnlichen Geschäftstätigkeit Zahlungsziele ein und nimmt laufend Bewertungen der Debitoren hinsichtlich bestimmter Finanzkonditionen seiner Kunden vor, verlangt im Allgemeinen aber keine Besicherung solcher Forderungen. Der Konzern nimmt für zweifelhafte Forderungen auf Grund von Faktoren wie dem Ausfallrisiko bestimmter Kunden, historischer Entwicklungen und sonstiger Informationen eine Wertberichtigung vor.

Zinsänderungsrisiko

Da die Gesellschaft eine Vereinbarung über variabel verzinsliche Kreditfazilitäten geschlossen hat, ist der Konzern Zinsänderungsrisiken ausgesetzt. Auf Grund der Finanzschulden ist die Gesellschaft dem Risiko sich ändernder Zinszahlungen auf Grund von Zinssatzänderungen ausgesetzt. Nach Ansicht der Geschäftsführung ist die Veränderlichkeit eines Teils der Zinszahlungen nach dem Vorsichtsprinzip zu begrenzen. Zu diesem Zweck schließt die Geschäftsführung Zinsswapvereinbarungen, um Cashflow-Schwankungen auf Grund des Zinsänderungsrisikos abzusichern. Durch diese Swaps wird das mit den Verbindlichkeiten auf Grund des variabel verzinslichen Teils des Cashflows verbundene Risiko in festverzinsliche Cashflows verwandelt bzw. bieten die Swaps einen Schutz vor größeren Zinsschwankungen durch Festsetzung von Unter- und Obergrenzen. Nach den Konditionen der Zinsswaps erhält der Konzern eine variable Verzinsung und leistet Zinszahlungen mit einem festen Zinssatz, wodurch ein Äquivalent für festverzinsliche Schuldtitel geschaffen wird.

Nach der Refinanzierung im Jahre 2005 hat der Konzern Zinsänderungsrisiken, die sich aus konzerninternen Darlehen ergeben, bis zum 31. März 2008 wie folgt gesichert: 80% der Schuldtitel in € werden im Geschäftsjahr 2006 gleichmäßig durch Zinsswaps mit einem durchschnittlichen festen Zinssatz von 3,30% p.a. und danach von 3,04% p.a. gesichert sowie durch Vereinbarung einer Zinsobergrenze von 3,5%. Die Schulden in USD sind zu 50% durch Zinsswaps mit einem festen Zinssatz von 4,075% p.a. gesichert.

Vor der Refinanzierung im Jahre 2005 wurden Zinsänderungsrisiken hauptsächlich durch Zinsswaps gesichert, mit denen 70% der Euro-Tranchen erstrangiger befristeter Schulden mit variablem Zinssatz in Schulden mit einem festen Zinssatz von 3,5775% p.a. und 100% der USD-Tranchen erstrangiger befristeter Schulden mit variablem Zinssatz in Schulden mit einem festen Zinssatz von 2,795% p.a. umgewandelt wurden.

Sensitivitätsanalyse

Durch Absicherung von Zinsänderungs- und Währungsrisiken verfolgt der Konzern das Ziel, die Auswirkung kurzfristiger Schwankungen auf die Erträge des Konzerns zu verringern. Längerfristig würden sich permanente Änderungen der Wechselkurse und Zinssätze allerdings auf die konsolidierten Erträge auswirken.

Zum 30. September 2005 hätte eine allgemeine Erhöhung der Zinssätze um einen Prozentpunkt eine Verringerung des konsolidierten Gewinns vor Steuern von schätzungsweise knapp T€ 1.585 (2004: T€ 2.434) zur Folge. Zinsswaps wurden in dieser Berechnung berücksichtigt.

Nach den Konzernvorschriften sind alle Geschäftsbetriebe gehalten, bei schwankungsanfälligen Währungen, in denen langfristige Zahlungen erwartet werden, nachdem der Konzern bindende Verkaufs- oder Kaufverpflichtungen eingegangen ist, entsprechende Währungsrisiken durch Termingeschäfte auf der Grundlage von Einzelfallbewertungen abzusichern. Termingeschäfte müssen in der Währung des gesicherten Vermögenswerts geschlossen werden.

27) Finanzinstrumente (Fortgesetzt)

Der Konzern tätigt Termingeschäfte grundsätzlich erst, nachdem eine verbindliche Verpflichtung eingegangen wurde.

Marktwert von Finanzinstrumenten

Der Marktwert wird für jedes Finanzinstrument berechnet. Der Marktwert eines Finanzinstruments ist der Preis, zu dem eine Partei die Rechte und/oder Pflichten einer anderen Partei übernehmen würde.

Die Marktwerte von Finanzinstrumenten wurden nach gängigen Methoden der Marktbewertung und unter Bezugnahme auf zum Bilanzstichtag verfügbare Marktdaten berechnet. In Anbetracht der Fluktuation wertbeeinflussender Marktdaten lassen die Marktwerte unter Umständen nicht auf die unter herrschenden Marktbedingungen vom Konzern realisierbaren Beträge schließen.

Der Marktwert der unbesicherten Darlehen des Konzerns entspricht annähernd deren Buchwert, da die Zinssätze in etwa marktüblichen Zinssätzen entsprechen. Der Marktwert des Kassenbestands, der Forderungen, der Forderungen gegen nahe stehende Unternehmen und Verbindlichkeiten gegenüber nahe stehenden Unternehmen sowie der sonstigen Finanzinstrumente des Konzerns entspricht auf Grund ihrer Kurzfristigkeit annähernd deren Buchwert. Zum 30. September 2004 bzw. 30. September 2003 entsprachen die Buchwerte der Termingeschäfte auf Grund ihrer Kurzfristigkeit im Wesentlichen den Marktwerten.

Die folgende Tabelle zeigt den Nennbetrag und Marktwert derivativer Finanzinstrumente:

	30. September 2005		30. September 2004		30. September 2003	
	Nennbetrag	Marktwert	Nennbetrag	Marktwert	Nennbetrag	Marktwert
			(in T€)			
Aktiva:						
Währungsgeschäfte	9.990	135	39.617	784	22.811	678
Zinsgeschäfte			9.644	46		
Sonstige Geschäfte	743	40				
Passiva:						
Währungsgeschäfte	39.417	-595	9.147	-170	9.445	-297
Zinsgeschäfte	204.458	-1.378	56.121	-617	151.939	-2.180
Gesamt		**-1.798**		**43**		**-1.799**

Schätzung des Marktwerts

Der Marktwert von Devisentermingeschäften basiert auf dem um die jeweiligen Zinsdifferentiale (Agio oder Disagio) angepassten Referenzkurs der Europäischen Zentralbank.

Zum 31. März 2004 wurden Verbindlichkeiten gegenüber Kreditinstituten neu vereinbart und getilgt. Daher entfiel die Beziehung zwischen bestehenden Zinsswaps und Darlehensverzinsung, und die besicherten ursprünglich geplanten Transaktionen werden nicht getätigt. Demzufolge wurden sämtliche in der ergebnisneutralen Veränderung des Eigenkapitals enthaltenen noch vorhandenen Verluste erfolgswirksam umgegliedert.

Der Marktwert von Zinsswaps wurde durch Abzinsung erwarteter Cashflows mit marktüblichen Zinssätzen über die Restlaufzeit des Instruments geschätzt. Zum 30. September 2005 sind T€ -1.378 (2004: T€ -571; 2003: T€ -2.180) in den langfristigen Verbindlichkeiten enthalten.

28) Pensionspläne und ähnliche Verpflichtungen

Übersicht über Leistungen an Arbeitnehmer und Pensionspläne

Die Verpflichtungen aus Leistungen an Arbeitnehmer setzen sich wie folgt zusammen:

	30. September		
	2005	2004	2003
		(in T€)	
Wesentliche Pensionspläne	129.763	113.700	116.967
Gehaltsverzicht	9.653	8.297	6.900
Pläne für medizin. Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses und ähnliche Verpflichtungen	6	191	1.070
Pensionspläne und ähnliche Verpflichtungen	**139.422**	**122.188**	**124.937**

Wesentliche Pensionspläne

DCC und Gottwald gewähren Pensionsleistungen an nahezu alle ausgeschiedenen Arbeitnehmer in Deutschland. Außerhalb Deutschlands werden Pensionsleistungen an ausgeschiedene Arbeitnehmer von DCC vor allem an Arbeitnehmer in den USA und in Großbritannien gezahlt. Die Höhe der Leistungen an ausgeschiedene Arbeitnehmer basiert im Allgemeinen auf der vergütungsabhängigen Anspruchsberechtigung und/oder der Position innerhalb des Unternehmens und der Dienstzeit.

Gehaltsverzicht

Gehaltsverzicht ist eine Form der Pensionszahlung, die vom Arbeitnehmer aus dem nicht steuerpflichtigen Einkommen finanziert wird. Auf Grund von Vereinbarungen zwischen den Konzerngesellschaften und dem Arbeitnehmer wird ein Teil der erdienten Vergütung des Arbeitnehmers nicht an den Arbeitnehmer ausgezahlt, sondern vom Arbeitgeber einbehalten und zu einem späteren Zeitpunkt ausgezahlt (Gehaltsverzicht).

Der Gesamtbetrag des Gehaltsverzichts wird nach versicherungsmathematischen Methoden auf der Grundlage des Betrags der verlagerten Vergütungsbestandteile, des Alters des Arbeitnehmers zum Zeitpunkt des Verlagerung sowie eines für Pensionen und Abzüge für vorzeitigen Tod und Invalidität geltenden jährlichen Zinssatzes berechnet.

28) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

Verpflichtungen aus leistungsorientierten Plänen

Im Geschäftsjahr 2005 und den Vergleichsjahren entwickelten sich die Verpflichtungen aus leistungsorientierten Plänen wie folgt:

	30. September 2005			30. September 2004			30. September 2003		
	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt
					(in T€)				
Leistungsorientierte Verpflichtungen zu Beginn des Jahres	113.700	13.366	**127.066**	116.361	19.689	**136.050**	110.347	18.977	**129.324**
Dienstzeitaufwand	1.783	265	**2.048**	2.106	391	**2.497**	2.001	596	**2.597**
Zinsaufwand	6.290	478	**6.768**	6.167	376	**6.543**	6.119	972	**7.091**
Währungseffekte		-36	**-36**		49	**49**		429	**429**
Beiträge		300	**300**		296	**296**		410	**410**
Versicherungsmathem. (Gewinne)/Verluste/ Sonstiges	12.759	-48	**12.711**	-5.630		**-5.630**	2.818	-108	**2.710**
Gezahlte Leistungen	-5.621	-287	**-5.908**	-5.260	-341	**-5.601**	-4.917	-1.587	**-6.504**
Umbuchungen			**0**	5	-7.094	**-7.089**	175		**175**
Sonstige	240		**240**	-49		**-49**	-182		**-182**
Leistungsorientierte Verpflichtungen am Ende des Jahres	**129.151**	**14.038**	**143.189**	**113.700**	**13.366**	**127.066**	**116.361**	**19.689**	**136.050**

Der Gehaltsverzicht wird in der Entwicklung der Verpflichtungen aus leistungsorientierten Plänen nicht berücksichtigt. Die versicherungsmathematischen Gewinne und Verluste ergeben sich aus der Veränderung der Bewertung leistungsorientierter Verpflichtungen.

Im Geschäftsjahr 2004 umfasste der Posten "Umbuchungen" in Bezug auf nicht deutsche Pläne in erster Linie die Umwandlung leistungsorientierter Pläne in beitragsorientierte Pläne bei der DCC Südafrika in Höhe von T€ 5.795.

Planvermögen

Die gewichtete durchschnittliche Dotierung der Pensionspläne des Konzerns belief sich auf:

	30. September		
	2005	2004	2003
		(in %)	
Eigenkapitaltitel	28	25	33
Schuldrechtliche Wertpapiere	60	53	46
Immobilien	9	10	8
Sonstige kurzfristige Finanzinvestitionen	3	12	13
Gesamt	**100%**	**100%**	**100%**

Die Finanzpolitik des Konzerns verfolgt das Ziel, auf der Grundlage des Risikomanagements im Hinblick auf Einzelrisiken die Erträge zu maximieren. Finanzanlagen in schuldrechtliche Wertpapiere und Eigenkapitaltitel, Zahlungsmittel und Zahlungsmitteläquivalente sowie Immobilien werden auf der Grundlage des Risikomanagements des Konzerns getätigt. Der diversifizierte Wertpapierbestand enthält sowohl inländische als auch internationale Wertpapiere. Die Zuordnung der Vermögenswerte zu verschiedenen Gruppen von Vermögenswerten wird durch den

28) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

prognostizierten Finanzierungsbedarf für Pensionszahlungen bestimmt. Dotierungen unterliegen der regelmäßigen Überwachung durch die Treuhänder.

Der Wert des Pensionsvermögens hat sich wie folgt verändert:

	30. September		
	2005	2004	2003
		(in T€)	
Marktwert des Planvermögens am Jahresbeginn	**13.493**	**20.156**	**21.068**
Effektive Rendite des Planvermögens	515	-33	230
Arbeitgeberbeiträge	335	296	410
Beiträge der Begünstigten	300	303	495
Gezahlte Leistungen	-287	-341	-1.587
Kursdifferenzen	-32	28	-460
Umbuchungen	-716	-6.916	
Marktwert des Planvermögens am Jahresende	**13.608**	**13.493**	**20.156**

Die folgende Tabelle zeigt eine Überleitung der Fondsfinanzierung auf der Grundlage der Differenz zwischen leistungsorientierten Verpflichtungen und Planvermögen, auf der die bilanzierten Rückstellungen basieren:

	30. September 2005			30. September 2004			30. September 2003		
	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt
					(in T€)				
Leistungsorientierte Verpflichtungen	129.151	14.038	143.189	113.700	13.366	127.066	116.360	19.690	136.050
Planvermögen		-13.608	-13.608		-13.493	-13.493		-20.156	-20.156
Vorauszahlungen		182	182		127	127		1.073	1.073
Fondsfinanzierung = angesetzter Betrag, netto	**129.151**	**612**	**129.763**	**113.700**	**0**	**113.700**	**116.360**	**607**	**116.967**
Im Eigenkapital erfasst	**-7.032**	**-893**	**-7.925**	**1.212**	**-428**	**784**	**-1.496**	**-14**	**-1.510**

28) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

Aufwand aus leistungsorientierten Plänen

Auf der Grundlage versicherungsmathematischer Berechnungen setzt sich der regelmäßige Nettogesamtpensionsaufwand wie folgt zusammen:

	30. September 2005			30. September 2004			30. September 2003		
	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt
					(in T€)				
Dienstzeitaufwand	1.783	265	2.048	2.106	391	2.497	2.001	596	2.597
Zinsaufwand	6,290	478	6.768	6.167	376	6.543	6.119	972	7.091
erwartete Rendite des Planvermögens		-515	-515		-514	-514		206	206
Sonstiges	3	51	54	21	-35	-14		508	508
regelmäßiger Pensionsaufwand, netto	**8.076**	**279**	**8.355**	**8.294**	**218**	**8.512**	**8.120**	**2.282**	**10.402**
Ausgewiesen in									
Herstellungskosten	1.167	198	1.365	1.465	243	1.708	1.338	823	2.161
Vertriebs- u. allg. Verwaltungskosten	622	116	738	658	148	806	654	281	935
Forschung u. Entwicklung	-3		-3	4		4	9		9
Zinsen	6.290	-35	6.255	6.167	-173	5.994	6.119	1.178	7.297

Versicherungsmathematische Annahmen

Die Annahmen hinsichtlich der Abzinsungssätze, Gehaltssteigerungsraten und Erhöhungen der Pensionszahlungen, die der Berechnung der Anwartschaftsverpflichtungen zugrunde liegen, einschließlich der langfristigen Rendite des Planvermögens unterscheiden sich je nach den wirtschaftlichen Bedingungen des Landes, in dem die Pensionspläne existieren. Diese Annahmen haben folgende Bandbreiten:

	2005		2004		2003	
	deutsche Pläne	nicht deutsche Pläne	deutsche Pläne	nicht deutsche Pläne	deutsche Pläne	nicht deutsche Pläne
	%	Bandbreite %	%	Bandbreite %	%	Bandbreite %
Abzinsungsfaktor	4,25	3,00-5,25	5,50	3,60	5,25	3,60-6,00
Angenommene Gehaltssteigerungen	2,00-2,50	2,00	2,50	0,50	2,5	1,50-2,50
Erwartete Rendite des Planvermögens	—	4,00-4,50	—	3,75	—	3,75-6,00
Angenommene Pensionssteigerungen	1,25-1,50	0,50-1,25	1,50	1,00	1,50	1,00-1,50

28) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

Pläne für medizinische Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses

Der Wert der leistungsorientierten Verpflichtung aus medizinischen Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses hat sich wie folgt entwickelt:

	30. September		
	2005	2004	2003
		(in T€)	
Leistungsorientierte Verpflichtungen am Jahresbeginn	0	771	907
Gezahlte Leistungen			-136
Sonstiges		-771	
Leistungsorientierte Verpflichtungen am Jahresende	0	0	771

Die Pläne des Konzerns für medizinische Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses sind undotiert und beziehen sich auf verbundene DCC-Gesellschaften in den Vereinigten Staaten von Amerika. Die angenommene Steigerungsrate für medizinische Versorgungsleistungen liegt bei 13% p.a.

29) Sonstige langfristige Verbindlichkeiten

	30. September		
	2005	2004	2003
		(in T€)	
Jubiläumszuwendungen	2.609	7.864	8.629
Altersteilzeitplan	13.784	14.822	12.056
Sonstige Rückstellungen	10.252	9.732	10.553
Passive Rechnungsabgrenzung	331	352	19
Derivative Finanzinstrumente	6	30	
Sonstige Verbindlichkeiten Dritte	59	14	679
Sonstige langfristige Verbindlichkeiten, gesamt	**27.041**	**32.814**	**31.936**

Die Altersteilzeitpläne (vor allem in Deutschland) enthalten Rückstellungen für ausstehende Zahlungen und Aufstockungsbeträge für die geschlossenen Verträge sowie zusätzlich die Aufstockungsbeträge für sämtliche potenziellen Verträge, deren Abschluss der Konzern in der Zukunft erwartet. Altersteilzeitpläne werden nach versicherungsmathematischen Grundsätzen berechnet und mit einem Zinssatz von 4,75% abgezinst. Der Gesamtbetrag der vereinbarten Erhöhungen aus abgeschlossenen Altersteilzeitverträgen wird zurückgestellt und abgezinst. Die in der inaktiven Periode gezahlten Löhne und Gehälter werden anteilig zurückgestellt. Neben den bereits geschlossenen Verträgen werden die Aufstockungsbeträge aus kurzfristig bevorstehenden Verträgen (unverfallbarer Anspruch) ebenfalls angesetzt. Das bedeutet, dass für den Aufstockungsbetrag des wahrscheinlich geltend gemachten unverfallbaren Anspruchs (Erwartungswert) eine Rückstellung zu bilden ist. Kurzfristig bevorstehende Verträge sind Altersteilzeitverträge, deren Abschluss als Ersatz für auslaufende Verträge in der Zukunft erwartet wird. Auf Grund des Auslaufens der gesetzlichen Regelung (Stichtag für den letztmaligen Abschluss von Altersteilzeitverträgen ist der 31. Dezember 2009) müssen dieser Stichtag sowie die gesetzlichen und tarifvertraglichen Obergrenzen bei der Bemessung der Rückstellung berücksichtigt werden.

30) Kurzfristige verzinsliche Darlehen und kurzfristige Fälligkeiten langfristiger Schuldtitel

	30. September		
	2005	**2004**	**2003**
		(in T€)	
Kurzfristig fällige langfristige Schuldtitel	6.559	2.863	12.261
Sonstige kurzfristige Schuldtitel	8.592	14.217	4.445
Gesamt	**15.151**	**17.080**	**16.706**

31) Rückstellungen

	Restrukturierung	**Gewährleistungen**	**Sonstige Rückstellungen**	**Gesamt**
		(in T€)		
Stand 1. Oktober 2002	48.460	11.017	21.046	**80.523**
Zuführung	2.481	1.030	17.926	**21.437**
Verbrauch	-19.282	-332	-19.805	**-39.419**
Auflösung			-5.861	**-5.861**
Umbuchungen		104		**104**
Währungsdifferenzen		-2	170	**168**
Stand 30. September 2003	**31.659**	**11.817**	**13.476**	**56.952**
Davon langfristig	*0*	*10.174*	*0*	***10.174***
Stand 1. Oktober 2003	31.659	11.817	13.476	**56.952**
Zuführung	4.907	759	8.687	**14.353**
Verbrauch	-26.469	-1.353	-6.391	**-34.213**
Auflösung		-2.236	-2.871	**-5.107**
Umbuchungen			195	**195**
Währungsdifferenzen	-74	-26	6	**-94**
Stand 30. September 2004	**10.023**	**8.961**	**13.102**	**32.086**
Davon langfristig	*0*	*7.158*	*0*	***7.158***
Stand 1. Oktober 2004	10.023	8.961	13.102	**32.086**
Zuführung	1.031	2.164	7.656	**10.851**
Verbrauch	-6.585	-768	-5.181	**-12.534**
Auflösung	-13	-686	-1.992	**-2.691**
Umbuchungen		-55	55	
Währungsdifferenzen	2	118	619	**739**
Stand 30. September 2005	**4.458**	**9.734**	**14.259**	**28.451**
Davon langfristig	*0*	*7.446*	*0*	***7.446***

Restrukturierung

Im Jahre 2003 hat der Konzern Restrukturierungs- und Kostensenkungsmaßnahmen im Zusammenhang mit den laufenden Bemühungen um Effizienz- und Rentabilitätssteigerung eingeleitet. Diese Maßnahmen konzentrierten sich in erster Linie auf Kostensenkung sowie Verbesserung von Produktionsprozessen. Bei DCC hat die Einführung der Restrukturierungsprogramme bisher durch Schließung bestimmter Kran- und Komponentenanlagen in Westeuropa, Verlegung von Produktionskapazitäten in neue kostengünstige Anlagen in der Tschechischen Republik, in Spanien und in China und Senkung der Mitarbeiterzahl und Personalkosten in allen Unternehmensbereichen in Ländern mit hohen Kosten zu einer allgemeinen Senkung der Produktionskapazität geführt.

31) Rückstellungen (Fortgesetzt)

Unter Anwendung der Bilanzierung zu Zeitwerten wurden die zum Zeitpunkt des Erwerbs bekannten Restrukturierungsprogramme bei DCC als erworbene Passiva behandelt und die entsprechende Restrukturierungsrückstellung zum Zeitwert von T€ 48.460 bewertet.

Die folgende Tabelle zeigt die nachträgliche Veränderung dieser Rückstellung:

	Restrukturierung		
		in T€	
Stand 1. Oktober 2004 (2003, 2002)	10.023	31.659	48.460
Verbrauch und Umbuchungen	-6.596	-26.543	-19.282
Zuführung	1.031	4.907	2.481
Stand 30. September 2005 (2004, 2003)	**4.458**	**10.023**	**31.659**

Im Zeitraum vom 1. Oktober 2003 bis 30. September 2004 wurde die Rückstellung in Höhe von T€ 26.543 vollständig für Abfindungen an entlassene Arbeitnehmer aufgebraucht, darunter T€ 2.648 für Abfindungen an die Geschäftsführung. Im Hinblick auf weitere Restrukturierungen wurden im Vorjahr T€ 4.907 für Restrukturierungskosten zurückgestellt. Die Rückstellungen für Restrukturierungskosten beliefen sich zum 30. September 2004 somit auf T€ 10.023. Im laufenden Geschäftsjahr wurden für Entschädigungen und Restrukturierungen T€ 6.596 verbraucht. Für geplante Restrukturierungsmaßnahmen hat die Gesellschaft weitere T€ 1.031 zurückgestellt. Die Restrukturierungspläne sind abgeschlossen, und alle notwendigen Kriterien für die Bildung einer Restrukturierungsrückstellung sind erfüllt. Neben Restrukturierungsrückstellungen und dem Verbrauch werden weitere Restrukturierungsmaßnahmen aufwandswirksam erfasst; siehe Anmerkung 4 des Anhangs ("Segmentberichterstattung").

Gewährleistungen

Verschiedene Tochtergesellschaften des Konzerns übernehmen verschiedene Produktgewährleistungen, wonach sie im Allgemeinen die Leistungsfähigkeit der gelieferten Produkte und der erbrachten Dienstleistungen für einen bestimmten Zeitraum garantieren. Rückstellungen für Kosten im Zusammenhang mit Produktgewährleistungen werden zum Zeitpunkt des Produktverkaufs gebildet. Die Gewährleistungsrückstellungen enthalten sowohl Einzel- als auch pauschale Rückstellungen.

32) Sonstige kurzfristige Verbindlichkeiten

	30. September		
	2005	2004	2003
		(in T€)	
Sonstige Personalrückstellungen	31.137	28.249	32.091
Ausstehende Kosten/noch nicht berechnete Beträge	16.013	17.956	14.128
Skonti/sonstige absatzbedingte Verbindlichkeiten	6.021	6.148	7.349
Sozialabgaben, Lohn- und Kirchensteuerverbindlichkeiten	3.281	5.038	5.593
Sonstige Verbindlichkeiten	27.750	26.995	33.175
Sonstige kurzfristige Verbindlichkeiten, gesamt	**84.202**	**84.386**	**92.336**

33) Leasing

Leasingverträge als Leasingnehmer

Operating-Leasingverhältnisse

Zahlungen aus Operating-Leasingverträgen werden in der Gewinn- und Verlustrechnung linear über die Laufzeit des Leasingvertrags erfasst. Erhaltene Leasing-Sonderzahlungen werden als fester Bestandteil des Gesamtleasingaufwands in der Gewinn- und Verlustrechnung erfasst.

Der Konzern schließt unkündbare Finanzierungsleasing- und Operating-Leasingverträge, die sich hauptsächlich auf Computer-Hardware, Vertriebsniederlassungen, Fahrzeuge und Büroausstattung beziehen. Diese Verträge haben gewöhnlich eine Laufzeit von ein bis fünf Jahren.

Die künftigen Mindestleasingzahlungen während der Grundmietzeit von unkündbaren Leasingverträgen sind wie folgt:

	2005	2004	2003
		(in T€)	
Weniger als ein Jahr	9.396	5.879	9.271
Ein bis fünf Jahre	18.784	9.128	8.076
Mehr als fünf Jahre	5.161	564	88
Leasingverbindlichkeiten, gesamt	**33.341**	**15.571**	**17.435**

Finanzierungsleasingverhältnisse

Die Mindestleasingzahlungen werden in Finanzierungsaufwand und Verringerung der ausstehenden Verbindlichkeit unterteilt. Der Finanzierungsaufwand wird jeder Periode der Laufzeit eines Leasingvertrags zugeordnet, so dass sich eine konstante regelmäßige Verzinsung des Restsaldos der Verbindlichkeit ergibt.

Die Verbindlichkeiten aus Finanzierungsleasingverträgen gliedern sich wie folgt:

	2005			2004			2003		
	Mindestleasingzahlungen	Zinsen	Nennbetrag	Mindestleasingzahlungen	Zinsen	Nennbetrag	Mindestleasingzahlungen	Zinsen	Nennbetrag
					(in T€)				
Weniger als ein Jahr	229	97	132	230	104	126	96	15	81
Ein bis fünf Jahre	1.530	202	1.328	1.648	275	1.373	217	16	201
Mehr als fünf Jahre	0			0			0		
	1.759	**299**	**1.460**	**1.878**	**379**	**1.499**	**313**	**31**	**282**

Die meisten Finanzierungsleasingverträge haben im Allgemeinen eine feste Laufzeit mit einer Kaufoption bei Vertragsende.

Leasingverträge als Leasinggeber

Operating-Leasingverträge

Die künftigen Einnahmen des Konzerns aus Operating-Leasingverträgen im Geschäftsjahr 2005 belaufen sich auf T€ 30 (weniger als ein Jahr; 2004 und 2003: T€ 0).

Im Geschäftsjahr 2005 wurden in der konsolidierten Gewinn- und Verlustrechnung Leasingeinnahmen von T€ 135 (2004 und 2003: T€ 0) und ein Wartungsaufwand von T€ 6 (2004 und 2003: T€ 0) ausgewiesen.

33) Leasing (Fortgesetzt)

Finanzierungsleasingverhältnisse

Die folgende Tabelle zeigt die künftigen Einnahmen aus Finanzierungsleasingverträgen:

	Mindestleasingzahlungen 2005	Zinsen 2005	Nennbetrag 2005	Mindestleasingzahlungen 2004	Zinsen 2004	Nennbetrag 2004	Mindestleasingzahlungen 2003
				(in T€)			
Weniger als ein Jahr	198	102	96	217	107	110	0
Ein bis fünf Jahre	1.606	255	1.351	1.689	295	1.394	0
Mehr als fünf Jahre							
	1.804	**357**	**1.447**	**1.906**	**402**	**1.504**	**0**

Die in der Gewinn- und Verlustrechnung zum 30. September 2005 ausgewiesene Eventualmietzahlung beläuft sich auf T€ 60 (2004 und 2003: T€ 0).

Der Konzern hat zwei Leasingverträge für Hafenmobilkrane geschlossen. Beide Verträge haben eine Laufzeit von fünf Jahren von 2004 bis 2009. Der Leasingnehmer ist verpflichtet, mit dem Leasinggeber einen Vertrag über die komplette Wartung zu schließen. Am Ende der Laufzeit ist vom Leasingnehmer eine Übernahmebescheinigung für den Leasinggegenstand zu unterzeichnen. Der nicht realisierte Finanzertrag für das Geschäftsjahr 2005 beläuft sich auf T€ 250.

34) Vertragliche Verpflichtungen

Zum 30. September 2005 bestanden folgende vertragliche Verpflichtungen:

T€ 66.243 aus Vorräten auf Grund von Kaufverpflichtungen, T€ 22.835 aus Anlagevermögen auf Grund von Aufträgen für laufende Investitionsprojekte und T€ 3.179 aus sonstigen Vermögenswerten.

35) Eventualverbindlichkeiten

Eventualverbindlichkeiten sind ungewisse Verbindlichkeiten, deren Eintritt noch nicht feststeht, weshalb keine entsprechende Rückstellung gebildet wird. Wenn der Eintritt wahrscheinlich oder abschätzbar ist, wird die Verbindlichkeit in der Bilanz ausgewiesen. Es bestehen folgende Verpflichtungen aus der Gestellung von Bürgschaften als Garantiegeber (ohne Produktgewährleistungen):

	Maximale potenzielle künftige Verpflichtung			Passivierter Betrag		
	30. September			30. September		
	2005	2004	2003	2005	2004	2003
			(in T€)			
Kreditbürgschaften	12.690	6.383				
Wechsel	13	1.396	1.476	474		
Garantien für Verbindlichkeiten Dritter	52.608	42.296	37.153			
Gewährleistungen	13.211	6.619	7.682		200	56
Sonstige	2.646	383				
Gesamt	**81.168**	**57.077**	**46.311**	**474**	**200**	**56**

35) Eventualverbindlichkeiten (Fortgesetzt)

Wechsel

Bei dem ausgewiesenen Betrag handelt es sich um den Nennwert begebener Wechsel, die am Bilanzstichtag noch nicht fällig waren oder eingelöst wurden und für die die Konzerngesellschaften als Indossant haftbar sind, wenn die Wechsel nicht eingelöst werden.

Garantien

Garantien für fremde Verbindlichkeiten beinhalten Eventualschulden aus so genannten Rückkaufvereinbarungen, die Gottwald im Zusammenhang mit dem Verkauf bestimmter von der Gesellschaft produzierter Maschinen und Anlagen schließt. Die Laufzeit solcher Rückkaufvereinbarungen beträgt im Allgemeinen ein bis fünf Jahre. In diesem Zusammenhang verkauft Gottwald die Produkte an Kunden oder Leasinggesellschaften auf Grund von Rückkaufverpflichtungen oder ähnlichen Garantien. Nach einigen dieser Verträge ist Gottwald verpflichtet, die Maschine von der Leasinggesellschaft zurückzukaufen, wenn der Kunde, der die Maschine nutzt, mit den Leasingzahlungen an die Leasinggesellschaft in Verzug gerät, die Maschine von der Leasinggesellschaft nicht kaufen möchte oder den Leasingvertrag am Ende der Laufzeit des ursprünglichen Leasingvertrags verlängert. Nach anderen Verträgen ist Gottwald verpflichtet, der Leasinggesellschaft auf Grund von Zahlungsverzug des Kunden entstandene wirtschaftliche Verluste zu erstatten. In bestimmten Fällen, in denen der Kunde das Produkt unmittelbar von Gottwald gekauft hat, ist die Ausübung der Rückkaufoption durch den Kunden an die Erfüllung bestimmter Bedingungen geknüpft. Auf Grund von Erfahrungen in der Vergangenheit und der regionalen Verteilung der installierten Krane schätzt die Geschäftsführung die gleichzeitige Ausübung der Rückkaufoptionen in einem größeren Umfang als wenig wahrscheinlich ein. Zum 30. September 2005 beläuft sich die Eventualverbindlichkeit auf maximal T€ 41.898 (2004: T€ 41.169, 2003: T€ 33.542).

Kreditgarantien und sonstige Garantien für Verbindlichkeiten Dritter sind Verbindlichkeiten, die der Konzern, der den Abschluss erstellt, in Bezug auf den Gläubiger eines Dritten übernimmt (Garantien gegenüber Banken oder sonstigen Parteien für Verbindlichkeiten Dritter).

Zusammen mit der Demag Investments S.à r.l. als Muttergesellschaft sind verschiedene Tochtergesellschaften des DCC-und Gottwald-Konzerns Vertragspartei einer Vereinbarung über eine erstrangige Kreditfazilität und eine Mezzanin-Kreditfazilität (insgesamt nachfolgend u.a. "Finanzierungsverträge" genannt). Bei den Garantien für diese Vereinbarungen handelt es sich ausschließlich um Downstream-, Upstream- und Crossstream-Transaktionen der in den Finanzierungsverträgen festgelegten Garantiegeber, darunter einige wesentliche Tochtergesellschaften des Demag-Konzerns, zu Gunsten der finanzierenden Parteien. Die Garantien unterliegen bestimmten Beschränkungen, soweit die Garantien andernfalls einer gesetzwidrigen finanziellen Unterstützung gleichkommen würden und nach den gesetzlichen Bestimmungen anderer Länder besonderen Tests (z.B. hinsichtlich des Vermögens) unterliegen würden. Die mögliche Verpflichtung zum 30. September 2005 beläuft sich auf maximal T€ 388.495.

Rechtsstreitigkeiten und Umweltrisiken

Der Konzern ist verschiedenen gerichtlich oder außergerichtlich geltend gemachten Forderungen und Verfahren im Bezug auf Produkte, Patente, Umweltschäden und sonstige Angelegenheiten, die mit den Geschäftsbetrieben zusammenhängen, unterworfen. Verbindlichkeiten einschließlich entsprechender Rückstellungen für wesentliche Kosten von Rechtsstreitigkeiten werden gebildet, wenn eine Inanspruchnahme wahrscheinlich ist und sich die Höhe der festgesetzten Zahlung und/oder der Kosten von Abhilfsmaßnahmen verlässlich schätzen lässt. Auf Grund der derzeit vorliegenden Informationen geht die Geschäftsführung nicht davon aus, dass der Ausgang dieser schwebenden Verfahren einen wesentlichen nachteiligen Einfluss auf die Finanzlage des Konzerns haben wird.

36) Nahe stehende Unternehmen und Personen

Der Konzern unterhält im Rahmen der gewöhnlichen Geschäftstätigkeit Beziehungen zu anderen Unternehmen, indem er zu marktüblichen Bedingungen eine Vielzahl von Produkten und Dienstleistungen kauft und verkauft. Zu den Kunden und Lieferanten gehören als Hauptgesellschafter von der KKR beratene Fonds und die Siemens AG. Die oberste Muttergesellschaft der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH ist die Demag Holding S.à r.l.

Mit der Siemens AG, deren Tochtergesellschaften und verbundenen Unternehmen wurden neben dem Erwerb von sieben Geschäftsbetrieben des Konzerns folgende Transaktionen durchgeführt:

	30. September		
	2005	2004	2003
		(in T€)	
Umsatzerlöse	7.841	10.583	26.997
Lieferungen und Leistungen	4.512	4.318	14.981
Forderungen aus Lieferungen und Leistungen	920	1.797	1.728
Finanzielle Verbindlichkeiten			1.535
Verbindlichkeiten aus Lieferungen und Leistungen	470	914	525

Forderungen und Verbindlichkeiten aus Lieferungen und Leistungen gegenüber nahe stehenden Unternehmen sind in den Forderungen und Verbindlichkeiten enthalten. Finanzielle und sonstige Forderungen (finanzielle oder sonstige Verbindlichkeiten) sind in den sonstigen kurzfristigen Vermögenswerten (sonstigen kurz-/langfristigen Verbindlichkeiten) enthalten.

Der Mehrheitsgesellschafter der DCC HoldCo 3 (drei) GmbH, die DCC Luxembourg 2 S.à r.l., hält 85,4% des Stammkapitals in Höhe von T€ 1.450. Zum 30. September 2004 weist die DCC HoldCo 3 (drei) GmbH eine Forderung gegen die Demag Holding S.à r.l. in Höhe von T€ 3.126 aus Steuer- und Pensionsforderungen im Zusammenhang mit der Transaktionsvereinbarung aus dem Erwerb der Geschäftsbetriebe von der Siemens AG, die im laufenden Geschäftsjahr beglichen wurde.

Der Mehrheitsgesellschafter der Gottwald HoldCo 3 (drei) GmbH, die Gottwald Luxembourg 2 (b) S.à r.l., hält 93,1% des Stammkapitals in Höhe von T€ 757.

Zu wesentlichen weiteren Finanzbeziehungen mit KKR, Siemens und Demag Holding siehe Anmerkung 26 des Anhangs "Langfristige verzinsliche Darlehen".

Darüber hinaus erbringt die Demag Holding über ihre 100-prozentigen Tochtergesellschaften gegen ein Honorar bestimmte Dienstleistungen für den Konzern (z.B. strategische Beratungs- und Finanzierungsleistungen). Die Holding-Gebühren für das Geschäftsjahr 2003 belaufen sich auf T€ 1.690, für das Geschäftsjahr 2004 auf T€ 1.690 und für das Geschäftsjahr 2005 auf T€ 1.515.

Nach dem Börsengang werden die Holding-Gebühren an die Demag Holding entfallen. Die Geschäftsführung geht davon aus, dass künftig keine ähnlichen Gebühren anfallen werden.

Bezüge des Managements

Die Gesamtbezüge der Mitglieder des Managements in Schlüsselpositionen zum 30. September 2005 beliefen sich auf T€ 8.909 (2004: T€ 9.432, 2003: T€ 9.844). Darin sind kurzfristige Leistungen an Arbeitnehmer, Pensionsleistungen, sonstige langfristige Leistungen und Abfindungen enthalten. Zu diesem Personenkreis gehören geschäftsführende und nicht geschäftsführende Mitglieder des Managements, Mitglieder von Aufsichtsgremien sowie weitere für die Planung, Leitung und Kontrolle der Tätigkeiten des Konzerns unmittelbar oder mittelbar zuständige und verantwortliche Führungskräfte.

37) Ereignisse nach dem Bilanzstichtag

Der Konzern befindet sich in Verhandlungen über eine neue revolvierende Kreditfazilität, die die laufende Finanzierung ersetzen wird. Die neue Kreditfazilität beläuft sich auf T€ 325.000, die der Konzern zur Deckung des Betriebskapitalbedarfs oder für sonstige allgemeine Unternehmenszwecke in Anspruch nehmen kann.

38) Bilanzielle Schätzungen und Ermessensentscheidungen

Die Erstellung eines Abschlusses gemäß International Financial Reporting Standards (IFRS) erfordert Schätzungen und Annahmen, die die ausgewiesene Höhe der Aktiva und Passiva sowie den Ausweis von Eventualforderungen und -verbindlichkeiten zum Bilanzstichtag des zusammengefassten Abschlusses und die ausgewiesene Höhe von Erträgen und Aufwendungen während der Berichtsperioden beeinflussen.

Bei der Erstellung des vorliegenden zusammengefassten Abschlusses wurden seitens der Geschäftsführung folgende wesentliche Schätzungen und Annahmen zugrunde gelegt:

- Beurteilung der Notwendigkeit und Bewertung von Wertminderungsaufwand
- Bilanzierung von Pensionsverpflichtungen
- Bilanzierung und Bewertung von Rückstellungen für Risiken im Zusammenhang mit Steuern, Umweltbelangen, Gewährleistungen und Rechtsstreitigkeiten, Produktrücklieferungen und Umstrukturierungen
- Ermittlung von Wertberichtigungen auf Vorräte
- Beurteilung der Realisierbarkeit aktiver latenter Steuern

Sämtliche Schätzungen und Annahmen werden nach dem besten Wissen und Gewissen der Geschäftsführung vorgenommen, um ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns zu vermitteln. In Anbetracht der Ungewissheit hinsichtlich der Bestimmung dieser Faktoren könnten die tatsächlichen Ergebnisse jedoch von diesen Schätzungen abweichen.

DCC UND GOTTWALD

Verbundene und assoziierte Unternehmen zum 30. September 2005

Gesellschaft	Gesellschaft und Standort bzw. Sitz	Vormals	Länder-kennung	Beteiligung und Beherrschung durch	Anteil in %	Beherrschung in %	Konsolidierungs-methode	Anmerkungen
	D C C							
DCC001 . . .	Kranservice Rheinberg KSR GmbH, Rheinberg		DE	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC002 . . .	Demag Cranes Compenents Pty. Ltd., Smithfield (Australien)		AU	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC003 . . .	DCC GmbH, Wetter	DCC Holdco 6 (sechs) GmbH	DE	DCC HoldCo 5 (fünf) GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC004 . . .	Demag Cranes & Components A/S, Kopenhagen (Dänemark)		DK	DCC GmbH,Wetter	100,00	100,00	voll konsolidiert	
DCC005 . . .	Demag Cranes & Components spol. s.r.o., Slany (Tschechische Republik)		CZ	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC006 . . .	Demag Cranes & Components AG, Dietlikon (Schweiz)		CH	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC007 . . .	Demag Cranes & Component (Pty.) Ltd., Johannesburg (Südafrika)		ZA	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC008 . . .	Demag Cranes & Components Ltda., Cotia (Brasilien)		BR	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC009 . . .	Demag Cranes & Components (India) Pte. Ltd., Pune (Indien)		IN	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC011 . . .	DCC Verwaltungs 2 (zwei) GmbH, Wetter	Zasche ergo GmbH, Wetter	DE	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC015 . . .	Demag Cranes & Components Lda., Lissabon (Portugal)		PT	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC016 . . .	Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao, (China)		CN	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	Beteiligung von 99,30% auf 100,00% erhöht
DCC017 . . .	Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai, (China)		CN	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC018 . . .	Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China)		CN	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	

Gesellschaft	Gesellschaft und Standort bzw. Sitz	Vormals	Länder-kennung	Beteiligung und Beherrschung durch	Anteil in %	Beherrschung in %	Konsolidierungs-methode	Anmerkungen
DCC019 . . .	Demag Cranes & Components SAS, Châlons en Champagne (Frankreich)		FR	DCC France HoldCo SA, Châlons en Champagne (Frankreich)	100,00	100,00	voll konsolidiert	
DCC020 . . .	Demag Cranes & Components S.A., Madrid (Spanien)		ES	Demag Cranes & Components Spain Holdco SA., Madrid (Spanien)	100,00	100,00	voll konsolidiert	
DCC021 . . .	Mannesmann Dematic (Middle East) EC, Bahrain		AE	DCC GmbH, Wetter	92,15	100,00	voll konsolidiert	Beteiligung von 51,00% auf 92,15% erhöht
DCC022 . . .	Demag Cranes & Components(Middle East) FZE, Dubai (VAE)		VAE	Mannesmann Dematic (Middle East) EC, Bahrain	100,00	100,00	voll konsolidiert	
DCC023 . . .	Demag Cranes & Components S.P.A., Agrate Brianza (Italien)		IT	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC024 . . .	Donati Sollevamenti S.r.l., Varese (Italien)		IT	Demag Cranes & Components S.p.A., Agrate Brianza (Italien) DCC GmbH Wetter	90,00 10,00	100,00	voll konsolidiert	
DCC027 . . .	Demag Cranes & Components Corp., Cleveland (USA)		US	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC028 . . .	Crane America Services Corp., Dayton (USA)		US	Demag Cranes & Components Corp., Cleveland (USA)	100,00	100,00	voll konsolidiert	
DCC031 . . .	Demag Cranes & Components GmbH., Salzburg (Österreich)		AT	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC032 . . .	Demag Cranes & Components Guarantee Ltd., Banbury (Großbritannien)		GB	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCC033 . . .	Demag Cranes & Components Ltd., Banbury (Großbritannien)		GB	Demag Cranes & Components Holdings Ltd. Banbury (Großbritannien)	100,00	100,00	voll konsolidiert	
DCC035 . . .	Demag Cranes & Components Sp. z o.o., Warschau (Polen)		PL	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCH001 . . .	DCC HoldCo 3 (drei) GmbH, Wetter		DE	DCC Lux 2 S.à.r.l, Luxemburg (Luxemburg) DCC Management Beteiligungs GmbH, Düsseldorf	91,80 8,20	100,00		
DCH002 . . .	DCC HoldCo 4 (vier) GmbH, Wetter		DE	DCC HoldCo 3 (drei) GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCH003 . . .	DCC HoldCo 5 (fünf) GmbH, Wetter		DE	DCC HoldCo 4 (vier) GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCH005 . . .	DCC Verwaltungs GmbH, Wetter		DE	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	

Gesellschaft	Gesellschaft und Standort bzw. Sitz	Vormals	Länder-kennung	Beteiligung und Beherrschung durch	Anteil in %	Beherrschung in %	Konsolidierungs-methode	Anmerkungen
DCH007 . . .	DCC France HoldCo SA, Châlons en Champagne (Frankreich)		FR	DCC HoldCo 5 (fünf) GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCH008 . . .	Demag Cranes & Components Spain Holdco S.A., Madrid (Spanien)		ES	DCC GmbH, Wetter	100,00	100,00	voll konsolidiert	
DCH009 . . .	Demag Cranes & Components Holdings Ltd., Banbury (Großbritannien)		GB	DCC GmbH, Wetter (Deutschland)	74,00	100,00	voll konsolidiert	
				Demag Cranes & Components Guarantee Ltd., Banbury (Großbritannien)	26,00			
	NICHT KONSOLIDIERTE VERBUNDENE UNTERNEHMEN							
DCC010 . . .	MHE-Demag (S) Pte. Ltd., Singapur		SG	DCC GmbH, Wetter	50,00		nk	
DCC012 . . .	Projektentwicklungsgesellschaft Wetter (Ruhr) — Reme mbH, Wetter		DE	DCC GmbH, Wetter	10,00		nk	in Liquidation
DCC025 . . .	Gutter Sollevamenti S.r.l., Lecco (Italien)		IT	Donati Sollevamenti S.r.l., Varese (Italien)	100,00		nk	
DCC026 . . .	Donati Ltd., Liverpool (Großbritannien)		GB	Donati Sollevamenti S.r.l., Varese (Italien)	100,00			
DCC050 . . .	Demag Cranes & Components S.A., Buenos Aires (Argentinien)		AR	DCC GmbH, Wetter	80,00		nk	
DCC051 . . .	Nordpol Sp. z o.o., Warschau (Polen)		PL	DCC GmbH, Wetter	(98,00)			Liquidiert
DCC052 . . .	E & W Anlagenbau GmbH, Moormerland		DE	Kranservice Rheinberg KSR GmbH, Rheinberg	6,67		nk	
	GOTTWALD							
GOC001 . .	Gottwald Port Technology GmbH, Düsseldorf	Gottwald Holdco 6 GmbH	DE	Gottwald HoldCo 4 GmbH, Düsseldorf	100,00	100,00	voll konsolidiert	
GOC003 . .	Gottwald Port Technology Verwaltungs GmbH, Düsseldorf		DE	Gottwald Port Technology GmbH, Düsseldorf	100,00	100,00	voll konsolidiert	
GOH001 . .	Gottwald HoldCo 3 GmbH, Düsseldorf		DE	Gottwald Lux 2(b) S.à.r.l, Luxemburg (Luxemburg)	100,00	100,00	voll konsolidiert	
GOH002 . .	Gottwald HoldCo 4 GmbH, Düsseldorf		DE	Gottwald HoldCo 3 GmbH, Düsseldorf	100,00	100,00	voll konsolidiert	
	NICHT KONSOLIDIERTE VERBUNDENE UNTERNEHMEN							
GOC004 . .	AQZ Ausbildungs- und Qualifizierungszentrum GmbH		DE	Gottwald Port Technology GmbH, Düsseldorf	20,00		nk	

nk = nicht konsolidiert

Der nachfolgende Bestätigungsvermerk ist in Übereinstimmung mit den International Standards on Auditing (ISA) in englischer Sprache auf den englischsprachigen, freiwilligen IFRS-Konzernabschluss der DCC HoldCo 3 (drei) GmbH, Wetter, und der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, erteilt worden.

Bestätigungsvermerk

An
Demag Investments S.à r.l., Luxemburg
DCC HoldCo 3 (drei) GmbH, Wetter
Gottwald HoldCo 3 (drei) GmbH, Düsseldorf

Wir haben die Bilanzen der DCC HoldCo 3 (drei) GmbH, Wetter, und der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, (des "Konzerns") zum 30. September 2003, 2004 und 2005 sowie die entsprechenden Gewinn- und Verlustrechnungen, Aufstellungen der erfassten Erträge und Aufwendungen, Kapitalflussrechnungen und erläuternden Anhangsangaben geprüft. Dieser zusammengefasste Abschluss liegt in der gemeinsamen Verantwortung der Geschäftsführungen der Demag Investments S.à r.l., Luxemburg, der DCC HoldCo 3 (drei) GmbH, Wetter, und der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über diesen zusammengefassten Abschluss abzugeben.

Wir haben unsere Prüfung unter Beachtung der International Standards on Auditing vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Falschausweise, die sich auf den Abschluss wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Im Rahmen der Prüfung werden die Nachweise für die Angaben im Abschluss auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Abschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Beurteilung auf Grund der bei unseren Prüfungen gewonnenen Erkenntnisse vermittelt der zusammengefasste Abschluss unter Beachtung der International Financial Reporting Standards in jeder wesentlichen Hinsicht ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie von dessen Cashflows zum 30. September 2003, 2004 und 2005.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

21. April 2006

(Crampton) Wirtschaftsprüfer	(Dr. Loch) Wirtschaftsprüfer

Der nachfolgend abgedruckte Abschluss ist in der englischen Sprache erstellt worden. Er wurde für Zwecke dieses Prospekts in die deutsche Sprache übersetzt. Bei Auslegungsfragen ist die englische Originalversion maßgeblich.

DCC HOLDCO 3 (DREI) GmbH, WETTER
UND
GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF

UNGEPRÜFTER ZUSAMMENGEFASSTER ZWISCHENABSCHLUSS
FÜR DAS AM 31. MÄRZ 2006 ENDENDE HALBJAHR

DCC UND GOTTWALD
UNGEPRÜFTE ZUSAMMENGEFASSTE GEWINN- UND VERLUSTRECHNUNG
FÜR DAS AM 31. MÄRZ 2006 ENDENDE HALBJAHR

	Anhang	1. Okt. 2005 – 31. März 2006	1. Okt. 2004 – 31. März 2005
		(in T€)	
Umsatzerlöse	2	465.170	392.063
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen		-342.361	-290.436
Bruttoergebnis vom Umsatz	2	**122.809**	**101.627**
Forschungs- und Entwicklungskosten		-7.877	-8.350
Vertriebs- und allgemeine Verwaltungskosten		-95.932	-91.122
Sonstige betriebliche Erträge/(Aufwendungen), netto		-34	3.342
Erträge aus der Beteiligung an assoziierten Unternehmen		420	335
Jahresergebnis vor Zinsergebnis und Ertragsteuern (EBIT)	2	**19.386**	**5.832**
Zinsen und ähnliche Erträge/(Aufwendungen), netto		-8.436	-18.947
Jahresergebnis vor Ertragsteuern (EBT)		**10.950**	**-13.115**
Ertragsteuerertrag/(-aufwand)	3	-2.306	5.361
Jahresüberschuss/(-fehlbetrag) nach Steuern		**8.644**	**-7.754**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Zwischenabschlusses.

DCC UND GOTTWALD
UNGEPRÜFTE ZUSAMMENGEFASSTE BILANZ ZUM ZWISCHENABSCHLUSS
FÜR DAS AM 31. MÄRZ 2006 ENDENDE HALBJAHR

	Anhang	31. März 2006 (ungeprüft)	30. September 2005 (geprüft)
		(in T€)	
Geschäfts- oder Firmenwert		120.248	119.729
Sonstige immaterielle Vermögenswerte		61.371	60.108
Sachanlagen		122.059	123.229
Als Finanzinvestition gehaltene Immobilien		8.494	21.622
Beteiligungen an assoziierten Unternehmen		11.356	11.480
Sonstige Finanzinvestitionen		760	1.010
Nicht amortisierte Kosten der Fremdfinanzierung		3.987	5.202
Langfristige Forderungen aus Lieferungen und Leistungen		3.259	3.373
Sonstige langfristige Vermögenswerte		4.132	4.853
Aktive latente Steuern		76.387	75.576
Langfristige Aktiva, gesamt		**412.053**	**426.182**
Vorräte	4	191.134	169.289
Geleistete Anzahlungen		5.098	892
Forderungen		159.087	151.040
Kurzfristige finanzielle Forderungen		9.103	57.890
Steuerforderungen		1.184	306
Sonstige kurzfristige Vermögenswerte		22.675	18.935
Zahlungsmittel und Zahlungsmitteläquivalente		37.764	43.166
Kurzfristige Aktiva, gesamt		**426.045**	**441.518**
Aktiva, gesamt		**838.098**	**867.700**
Auf Anteilseigner entfallendes Eigenkapital		235.777	235.777
Neubewertung, Sicherungsgeschäfte, Umrechnungsrücklage, versicherungsmathematische Gewinne und Verluste (unmittelbar im Eigenkapital erfasste Erträge und Aufwendungen)		-8.758	-9.339
Gewinnrücklage nach Abzug von Minderheitsanteilen		-56.983	-65.931
Auf Anteilseigner des Mutterunternehmens entfallendes Eigenkapital		**170.036**	**160.507**
Minderheitsanteile		596	84
Eigenkapital, gesamt		**170.632**	**160.591**
Langfristige verzinsliche Darlehen	5	203.837	264.181
Pensionspläne und ähnliche Verpflichtungen		140.948	139.422
Langfristige Rückstellungen		8.739	7.446
Sonstige langfristige Verbindlichkeiten		26.697	27.041
Passive latente Steuern		17.901	18.975
Langfristige Verbindlichkeiten		**398.122**	**457.065**
Kurzfristige verzinsliche Darlehen und kurzfristige Fälligkeiten langfristiger Schulden	5	17.137	15.151
Verbindlichkeiten		80.373	65.189
Erhaltene Anzahlungen		60.386	57.083
Kurzfristige Rückstellungen		19.587	21.005
Steuerrückstellungen		8.533	7.414
Sonstige kurzfristige Verbindlichkeiten		83.328	84.202
Kurzfristige Verbindlichkeiten, gesamt		**269.344**	**250.044**
Passiva, gesamt		**838.098**	**867.700**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Zwischenabschlusses.

DCC UND GOTTWALD
UNGEPRÜFTE ZUSAMMENGEFASSTE KAPITALFLUSSRECHNUNG
FÜR DAS AM 31. MÄRZ 2006 ENDENDE HALBJAHR

	1. Okt. 2005 - 31. März 2006	1. Okt. 2004 - 31. März 2005
	(in T€)	
Ergebnis nach Steuern	**8.644**	**-7.754**
Abschreibungen	15.556	15.920
Zinsertrag/-aufwand, netto	8.436	18.947
Ertragsteuern	2.307	-5.361
Zwischensumme	**34.943**	**21.752**
Veränderung der Vorräte	-21.429	-27.897
Veränderung der Forderungen (aus Lieferungen und Leistungen)	-6.376	-3.378
Veränderung der Verbindlichkeiten (aus Lieferungen und Leistungen)	14.616	-8.130
Veränderung der Anzahlungen, netto	-802	3.470
Beiträge zu Pensionskassen	-541	-498
(Gewinn)/Verlust aus dem Abgang von Anlagevermögen	186	1.321
Veränderung sonstiger Vermögenswerte/Verbindlichkeiten	-5.339	-17.266
Cashflow aus betrieblicher Tätigkeit vor Zinsen und Steuern	**15.258**	**-30.626**
Zinszahlungen, netto	-5.714	-12.211
Ertragsteuerzahlungen	-4.247	-2.638
Cashflow aus betrieblicher Tätigkeit	**5.297**	**-45.475**
Unternehmenserwerbe (Kaufpreis + Schulden)	-1.839	-502
Investitionen	-13.422	-7.633
Veräußerungsgewinne	13.666	6.279
Cashflow aus Investitionstätigkeit	**-1.595**	**-1.856**
Freier Cashflow vor Finanzierung*	***3.702***	***-47.331***
Zunahme/(Abnahme) der Finanzschulden**	-10.158	-62.383
Sonstige Veränderungen des Eigenkapitals	0	100.000
Cashflow aus Finanzierungstätigkeit	**-10.158**	**37.617**
Auswirkung von Kursschwankungen auf den freien Cashflow	1.067	-47
Zunahme/(Abnahme) der Zahlungsmittel und Zahlungsmitteläquivalente	**-5.389**	**-9.761**
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresbeginn	43.166	35.516
Auswirkung von Kursschwankungen auf den Kassenbestand	-13	-90
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresende	**37.764**	**25.665**
Freier Cashflow vor Finanzierung, Zins- und Steuerzahlungen*	***13.663***	***-32.482***

* *Der Konzern verwendet den freien Cashflow vor Finanzierung zur Darstellung der entweder zur Ausschüttung an die Investoren oder zur Deckung des sonstigen Finanzierungsbedarfs verfügbaren Beträge. Zu näheren Angaben zu den vom Konzern verwendeten wichtigsten Leistungsmaßstäben siehe Anmerkung 2 des Anhangs.*

** Anm.:		
Planmäßige Tilgung erstrangige Schuldtitel	-4.565	0
Obligatorische und freiwillige Tilgung erstrangige Schuldtitel	-18.594	-86.751
Tilgung Mezzanin-Schuldtitel		-30.904
Tilgung Gesellschafterdarlehen (Vanilla Loan)		-18.185
Mezzanin-Kredite		20.000
Erstrangige Kredite		215.000
Tilgung konzerninterner Kredite		-180.555
Zunahme/(Abnahme) sonstiger Finanzverbindlichkeiten	13.001	19.012
	-10.158	**-62.383**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Zwischenabschlusses.

DCC UND GOTTWALD

UNGEPRÜFTE ZUSAMMENGEFASSTE EIGENKAPITALVERÄNDERUNGSRECHNUNG

FÜR DAS AM 31. MÄRZ 2006 ENDENDE HALBJAHR

	Auf Anteilseigner entfallendes Eigenkapital	Gewinnrücklage	Direkt im Eigenkapital erfasste Erträge und Aufwendungen	Minderheitsanteile	(Brutto-) Eigenkapital, gesamt
			(in T€)		
Stand 30. September 2005 . . .	235.777	-65.931	-9.339	84	**160.591**
Ergebnis nach Steuern		8.647		-3	**8.644**
Sonstige Veränderungen . . .		301	581	515	**1.397**
Stand 31. März 2006	**235.777**	**-56.983**	**-8.758**	**596**	**170.632**

Der beiliegende Anhang ist fester Bestandteil dieses zusammengefassten Zwischenabschlusses.

DCC UND GOTTWALD
UNGEPRÜFTER ZUSAMMENGEFASSTER ANHANG
FÜR DAS AM 31. MÄRZ 2006 ENDENDE HALBJAHR

1) Erstellungsgrundlage

Der vorliegende ungeprüfte zusammengefasste Abschluss (der "Zwischenabschluss") enthält die zusammengefassten Ergebnisse der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH ("des Konzerns"). Die DCC HoldCo 3 (drei) GmbH und die Gottwald HoldCo 3 (drei) GmbH sind zur Zeit mittelbare Tochtergesellschaften der Demag Holding S.à r.l. ("Demag Holding"), deren Anteile letztlich zu 81% von durch Kohlberg Kravis Roberts & Co. Ltd ("KKR") beratene Fonds und zu 19% von der Siemens AG gehalten werden. Vor dem geplanten Börsengang werden der DCC-Konzern und der Gottwald-Konzern umstrukturiert werden. Die Gottwald HoldCo 3 (drei) GmbH wird im Rahmen einer Transaktion zwischen Unternehmen unter gemeinsamer Beherrschung eine 100-prozentige Tochtergesellschaft der DCC HoldCo 3 (drei) GmbH werden. Die DCC HoldCo 3 (drei) GmbH wird in eine Aktiengesellschaft umgewandelt werden.

In den dargestellten Berichtsperioden war die DCC HoldCo 3 (drei) GmbH nicht an der Gottwald HoldCo 3 (drei) GmbH beteiligt. Das Eigenkapital im zusammengefassten Abschluss ergibt sich daher lediglich aus der Addition der Eigenkapitalzahlen der konsolidierten DCC HoldCo 3 (drei) GmbH und der konsolidierten Gottwald HoldCo 3 (drei) GmbH und wurde als "auf Anteilseigner entfallendes Eigenkapital" ausgewiesen. Der zusammengefasste Zwischenabschluss wird ausschließlich zum Zweck der Vorlage von Berichtsinformationen des Konzerns für potenzielle Investoren erstellt. Die in diesem Abschluss ausgewiesenen Ergebnisse der Rechnungslegung entsprechen unter Umständen nicht den Ergebnissen der Rechnungslegung, die erzielt worden wären, wenn die Konzerne vor dem 31. März 2006 konsolidiert worden wären.

Dieser Zwischenabschluss ist ungeprüft. Er wird gemäß IAS 34 "Zwischenberichterstattung" erstellt. Einige, normalerweise in einem vollständigen, gemäß IFRS erstellten Abschluss enthaltene Informationen und Angaben in Fußnoten, wurden nach diesen Vorschriften und Bestimmungen in Kurzform dargestellt oder ganz ausgelassen. Die Angaben enthalten jedoch sämtliche Abgrenzungen (vornehmlich übliche, wiederkehrende unterjährige Abgrenzungsbuchungen), die nach Ansicht der Geschäftsführung für eine den tatsächlichen Verhältnissen entsprechende Darstellung der Ergebnisse der Zwischenperioden notwendig sind. Ergebnisse der Zwischenberichtsperioden sind nicht notwendigerweise ein Anhaltspunkt für die für das gesamte Jahr zu erwartenden Ergebnisse.

Zwar wurde die Bilanz zum 30. September 2005 aus einem geprüften Abschluss abgeleitet, aber sie enthält nicht alle Pflichtangaben nach IFRS. Der Konzern ist jedoch der Ansicht, dass sämtliche Angaben enthalten sind, die erforderlich sind, damit die dargestellten Informationen nicht irreführend sind.

Der Zwischenabschluss ist in Verbindung mit dem zusammengefassten Abschluss des Konzerns zum 30. September 2005 und 2004 zu lesen.

Die bei der Erstellung des Zwischenabschlusses angewandten Rechnungslegungsgrundsätze und Berechnungsmethoden stimmen mit denen des geprüften zusammengefassten Abschlusses nach IFRS zum 30. September 2005 überein.

Verwendung von Schätzungen

Die Erstellung dieses Abschlusses erforderte bestimmte Schätzungen und Annahmen, die die Höhe der Aktiva und Passiva sowie den Ausweis von Eventualforderungen und -verbindlichkeiten zum Bilanzstichtag des Zwischenabschlusses und die Höhe von Erträgen und Aufwendungen während der Berichtsperioden beeinflussen.

2) Segmentberichterstattung

Der Konzern unterscheidet zwischen Geschäfts- und geografischen Segmenten. Umfang und Inhalt der im Rahmen der Zwischenberichterstattung im Hinblick auf die Segmente bereit zu stellenden Informationen entsprechen dem primären Segmentberichtsformat "Geschäftssegmente".

2) Segmentberichterstattung (Fortgesetzt)

Zu näheren Angaben zum sekundären Segmentberichtsformat "geografische Segmente" wird auf den zusammengefassten Abschluss zum 30. September 2005 verwiesen. Diese Struktur entspricht dem internen Berichtswesen (Managementansatz) und berücksichtigt die unterschiedlichen Risiken und Ertragsstrukturen der Segmente.

Primäres Segmentberichtsformat (Geschäftssegmente)

Der Konzern hat auf Grund der Art seiner Produkte und Dienstleistungen, wobei es sich um Industriekrane, Hafentechnologie und Services handelt, drei berichtspflichtige Segmente. Das Segment "Industriekrane" des Konzerns bezieht sich auf die Entwicklung, Produktion, Montage und Lieferung von Industriekranen einschließlich Komponenten und Materialumschlagslösungen. Das Segment "Hafentechnologie" des Konzerns bezieht sich auf die Entwicklung, Herstellung, Montage, Lieferung und Wartung von Hafenmobilkranen und automatisierten Containerumschlaganlagen einschließlich Lagerungs- und integrierter Software-Lösungen. Das Segment "Services" umfasst unsere Außendienst-Tätigkeiten im Bereich Industriekrane, wie Inspektion, Wartung, Reparatur oder Modernisierung von Gebrauchtkranen. Dieses Segment umfasst auch Ersatzteilverkäufe.

Der Konzern rechnet bestimmte Kosten nicht einzelnen Segmenten zu. Zu den nicht zugerechneten, nicht segmentbezogenen (gemeinschaftlichen) Kosten gehören Kosten, die sich aus folgenden Faktoren ergeben:

- Auswirkungen der Bilanzierung zum Zeitwert nach der Erwerbsmethode: Der Konzern rechnet Anpassungen auf Grund der Bilanzierung zu Erwerbskosten, wie Geschäfts- oder Firmenwert, Zuschreibungen zu Vermögenswerten zum Zeitwert, immaterielle Vermögenswerte und damit zusammenhängende zusätzliche Aufwendungen, nicht den einzelnen Segmenten zu.
- Konzern-Umlage von den Holdinggesellschaften und
- sonstige Kosten, die vom Konzern als Einmalkosten im Zusammenhang mit Akquisitionen, Restrukturierungen, der Desinvestitionen von Aktiva/Passiva und Wertminderungsaufwand (oder dessen Auflösung) betrachtet werden.

Der Konzern ist der Ansicht, dass solche Effekte im Hinblick auf die laufende betriebliche Ertragskraft des Konzerns nicht aussagefähig sind. Außerdem sieht sich der Konzern nicht in der Lage, die Anpassungen zwischen den Segmenten auf der Grundlage einer vernünftigen Zurechnung und ohne unangemessenen Zeit- und Kostenaufwand zuzurechnen.

Zwar ist die Geschäftsführung der Ansicht, dass der Ausschluss dieser Kosten eine vernünftige Grundlage für die Betrachtung der betrieblichen Ertragskraft des Konzerns darstellt, aber die Anpassungen sind in den IFRS nicht definiert. Auf Grund dieser nicht zugerechneten Kosten sind im Bruttosegmentgewinn und im Segmentgewinn des Konzerns bestimmte Kosten nicht enthalten, die ansonsten mit diesen Segmenten in Zusammenhang stehen können. Außerdem können dem Konzern künftig Kosten und Aufwendungen entstehen, die den im Rahmen der Anpassungen ausgeschlossenen Kosten und Aufwendungen ähnlich sind.

Darüber hinaus steuert der Konzern seine Geschäftsbereiche nicht durch Zurechnung von Aktiva, Passiva und Investitionen zu seinen Segmenten, und solche Zuordnungen sind im System des internen Berichtswesens für Mitglieder der Geschäftsführung nicht vorgesehen. Daher können die Informationen für Angaben gemäß IAS 14.55 ff nicht ohne unangemessenen Zeit- und Kostenaufwand ermittelt werden. Während der Konzern Abschreibungen den Segment-Kosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen zurechnet, kann er die gesamten

2) Segmentberichterstattung (Fortgesetzt)

Abschreibungen nicht nach Segmenten isolieren. Somit ist es nicht möglich, die Angaben gemäß IAS 14.58 ohne unangemessenen Zeit- und Kostenaufwand zu ermitteln.

	1. Okt. 2005 - 31. März 2006	1. Okt. 2004 - 31. März 2005
	(in T€)	
(Segment-)Erträge		
Industriekrane	226.420	196.936
Hafentechnologie	110.708	84.588
Services	128.042	110.539
Erträge, gesamt *	**465.170**	**392.063**

* *Erträge zwischen den Segmenten* — *10.662* — *6.492*

	1. Okt. 2005 - 31. März 2006	1. Okt. 2004 - 31. März 2005
	(in T€)	
(Segment-)Bruttoergebnis		
Industriekrane	58.157	49.715
Hafentechnologie	23.760	17.341
Services	47.358	41.089
Bereinigtes Bruttoergebnis	**129.275**	**108.145**
Anpassungen (nicht zugerechnet/nicht segmentbezogen):		
– Effekte der Bilanzierung von Abschreibungen auf Zeitwertdifferenzen	-5.513	-5.893
– Anpassungen für Einmaleffekte	-953	-625
Bruttoergebnis	**122.809**	**101.627**

2) Segmentberichterstattung (Fortgesetzt)

	1. Okt. 2005 - 31. März 2006	1. Okt. 2004 - 31. März 2005
	(in T€)	
Segmentergebnis (bereinigtes EBIT)		
Industriekrane*	2.399	-4.342
Hafentechnologie	6.975	3.584
Services	21.541	19.599
Segmentergebnis (bereinigtes EBIT)	**30.915**	**18.841**
Anpassungen (nicht zugerechnet/nicht segmentbezogen):		
– Effekte der Bilanzierung von Abschreibungen auf Zeitwertdifferenzen	-5.632	-5.898
– Anpassungen für Einmaleffekte**	-5.139	-6.353
– Anpassungen für Holding-Gebühren	-758	-758
EBIT	**19.386**	**5.832**

* *Davon Erträge aus der Beteiligung an assoziierten Unternehmen*	*420*	*335*
** *Davon:*		
Restrukturierung/Beratung	*-2.045*	*-5.444*
Abfindungs- und Freisetzungskosten	*-3.458*	*-4.827*
Desinvestitionsgewinn/(-verlust)	*364*	*-707*
Sonstige		*4.625*

Der Posten Restrukturierung/Beratung enthält auch Kosten für externe Unterstützung und Beratung bei größeren Restrukturierungsprojekten. Nach den gruppeninternen Regeln werden Kosten für externe Beratung als Einmaleffekte angepasst, sofern eine Genehmigung von Demag Holding vorliegt. Es wurden nicht alle Beratungskosten angepasst, da mit der betrieblichen Tätigkeit ein bestimmtes Maß an Beratungsleistungen verbunden ist. In den sonstigen Anpassungen für Einmaleffekte in der Periode zum 31. März 2005 ist die Auflösung einer Rückstellung für Leistungen an Arbeitnehmer enthalten.

Neben diesen Segment-Maßstäben verwendet der Konzern zur Bewertung der allgemeinen Ertragskraft und der Cashflows bestimmte Maßstäbe, die in den allgemein anerkannten Rechnungslegungsgrundsätzen nicht fest definiert sind. Zur Bewertung der Ertragskraft verwendet die Geschäftsführung das so genannte bereinigte EBITDA. Die Geschäftsführung ist der Ansicht, dass das bereinigte EBITDA eine sinnvollere Grundlage für den Vergleich der Ertragslage des Konzerns verschiedener Geschäftsjahre darstellt. Diese Größe wird wie folgt berechnet:

	1. Okt. 2005 - 31. März 2006	1. Okt. 2004 - 31. März 2006
	(in T€)	
Segmentergebnis (bereinigtes EBIT)	**30.915**	**18.841**
+ Abschreibungen	9.923	10.022
Bereinigtes EBITDA	**40.838**	**28.863**

Für Cashflow-Zwecke steuert der Konzern den Cashflow nicht nach Segmenten, sondern verwendet Maßstäbe, die in den allgemein anerkannten Rechnungslegungsgrundsätzen nicht fest definiert sind. Dazu gehören der freie Cashflow und der freie Cashflow vor Zinsen und Steuern. Der freie Cashflow ist als Cashflow vor Finanzierung definiert und wird vom Konzern zur Darstellung der

2) Segmentberichterstattung (Fortgesetzt)

entweder zur Ausschüttung an die Investoren oder zur Deckung eines sonstigen Finanzmittelbedarfs zur Verfügung stehenden Beträge verwendet.

	31. März	
	2006	2005
	(in T€)	
Cashflow aus betrieblicher Tätigkeit	5.297	-45.475
Cashflow aus Investitionstätigkeit	-1.595	-1.856
Freier Cashflow vor Finanzierung	**3.702**	**-47.331**
Zinszahlungen, netto	5.714	12.211
Ertragsteuerzahlungen	4.247	2.638
Freier Cashflow vor Finanzierung, Zinsen und Steuerzahlungen	**13.663**	**-32.482**

Die Definitionen dieser wichtigsten Maßstäbe für die Bewertung der Ertragskraft des Konzerns weichen unter Umständen von der Definition anderer Gesellschaften ab, und die ausgewiesenen Zahlen sind daher unter Umständen nur eingeschränkt vergleichbar. Diese Maßstäbe sind nicht isoliert zu betrachten und sind kein Ersatz für die übrige Analyse im Abschluss. Insbesondere sind sie von Investoren nicht als Alternative sonstiger Indikatoren der Ertragskraft des Konzerns nach IFRS zu betrachten.

3) Ertragsteuerertrag/(-aufwand)

Der Ertragsteuerertrag/(-aufwand) zum 31. März 2006 enthält die Auflösung von passiven latenten Steuern in Höhe von Mio. € 1,9. Die latenten Steuern waren bei der Neubewertung entsprechender Vermögenswerte, einer Immobilie bei einer britischen Tochtergesellschaft von DCC, im Oktober 2002 gebildet worden. Diese Vermögenswerte wurden im Dezember 2005 veräußert. Nach neueren Informationen aus einem steuerlichen Gutachten zu dieser Transaktion wird die Veräußerung in Großbritannien keine wesentlichen Steuerzahlungen auslösen. Daher wurden die passiven latenten Steuern zum 31. März 2006 aufgelöst.

4) Vorräte

	31. März 2006	30. September 2005
	(in T€)	
Roh-, Hilfs- und Betriebsstoffe	37.920	39.146
Unfertige Erzeugnisse, unfertige Leistungen	137.274	118.340
Fertige Erzeugnisse und zur Weiterveräußerung bestimmte Produkte	15.940	11.803
Vorräte, gesamt	**191.134**	**169.289**

5) Verzinsliche Darlehen

Die verzinslichen Darlehen zum 31. März 2006 setzen sich wie folgt zusammen:

	31. März 2006			30. September 2005		
	Kurz-fristig	Lang-fristig	Gesamt	Kurz-fristig	Lang-fristig	Gesamt
		(in T€)			(in T€)	
Erstrangige Schuldtitel	8.402	180.168	**188.570**	6.170	205.947	**212.117**
Mezzanin-Schulden		21.024	**21.024**		20.582	**20.582**
Sonstige konzerninterne Schulden			**0**		34.103	**34.103**
Verbindlichkeiten aus Cash Pool	2.797		**2.797**	6.866		**6.866**
Leasingverbindlichkeiten	234	1.407	**1.641**	217	1.520	**1.737**
Sonstige Bankschulden	5.058	60	**5.118**	1.726		**1.726**
Sonstige Schulden	646	1.178	**1.824**	172	2.029	**2.201**
Verzinsliche Darlehen, gesamt	**17.137**	**203.837**	**220.974**	**15.151**	**264.181**	**279.332**

Die erstrangigen Schuldtitel sind nach der planmäßigen Tilgung in Höhe von T€ 4.565 am 31. März 2006 und einer Vorauszahlung in Höhe von T€ 18.594 am 31. März 2006 um T€ 23.547 gesunken.

6) Vertragliche Verpflichtungen

Zum 31. März 2006 bestanden folgende vertragliche Verpflichtungen:

	Weniger als ein Jahr	1-5 Jahre	Mehr als 5 Jahre	Gesamt
		(in T€)		
Operating-Leasingverpflichtungen	10.646	22.461	8.045	**41.152**
Finanzierungsleasingverhältnisse	234	1.407	0	**1.641**
Kaufverpflichtungen				
– Anlagevermögen	5.852	3.210	0	**9.062**
– Vorräte	77.710	0	0	**77.710**
– Sonstige Vermögenswerte	6.563	0	12	**6.575**
Pensions- und ähnliche Verpflichtungen	6.750	36.269	97.929	**140.948**
Gesamt	**107.755**	**63.347**	**105.986**	**277.088**

7) Eventualverbindlichkeiten

Eventualverbindlichkeiten sind ungewisse Verbindlichkeiten, deren Eintritt noch nicht feststeht, weshalb keine entsprechende Rückstellung gebildet wird. Wenn der Eintritt wahrscheinlich oder abschätzbar ist, wird die Verbindlichkeit in der Bilanz ausgewiesen. Zum 31. März 2006 bestehen

7) Eventualverbindlichkeiten (Fortgesetzt)

folgende Verpflichtungen aus der Gestellung von Bürgschaften als Garantiegeber (ohne Produktgewährleistungen sowie im Rahmen von Kreditvereinbarungen gestellte Bürgschaften):

	31. März 2006	
	Maximale potenzielle künftige Verpflichtung	Passivierter Betrag
	(in T€)	
Kreditgarantien	12.647	0
Wechsel	928	1.003
Bürgschaften für Verbindlichkeiten Dritter	57.247	0
Gewährleistungen	13.259	0
Sonstige	3.578	0
Gesamt	**87.659**	**1.003**

Garantien für fremde Verbindlichkeiten beinhalten Eventualschulden aus so genannten Rückkaufvereinbarungen, die Gottwald im Zusammenhang mit dem Verkauf bestimmter von der Gesellschaft produzierter Maschinen und Anlagen schließt. Die Laufzeit solcher Rückkaufvereinbarungen beträgt im Allgemeinen ein bis fünf Jahre. In diesem Zusammenhang verkauft Gottwald die Produkte an Kunden oder Leasinggesellschaften auf Grund von Rückkaufverpflichtungen oder ähnlichen Garantien. Nach einigen dieser Verträge ist Gottwald verpflichtet, die Maschine von der Leasinggesellschaft zurückzukaufen, wenn der Kunde, der die Maschine nutzt, mit den Leasingzahlungen an die Leasinggesellschaft in Verzug gerät, die Maschine von der Leasinggesellschaft nicht kaufen möchte oder den Leasingvertrag am Ende der Laufzeit des ursprünglichen Leasingvertrags verlängert. Nach anderen Verträgen ist Gottwald verpflichtet, der Leasinggesellschaft auf Grund von Zahlungsverzug des Kunden entstandene wirtschaftliche Verluste zu erstatten. In bestimmten Fällen, in denen der Kunde das Produkt unmittelbar von Gottwald gekauft hat, ist die Ausübung der Rückkaufoption durch den Kunden an die Erfüllung bestimmter Bedingungen geknüpft. Auf Grund von Erfahrungen in der Vergangenheit und der regionalen Verteilung der installierten Krane schätzt die Geschäftsführung die gleichzeitige Ausübung von Rückkaufoptionen in einem größeren Umfang als wenig wahrscheinlich ein. Zum 31. März 2006 beläuft sich die Eventualverbindlichkeit auf maximal T€ 44.581 (30.09.2005: T€ 41.898).

Zusammen mit der Demag Investments S.à r.l. als Muttergesellschaft sind verschiedene Tochtergesellschaften des DCC-und Gottwald-Konzerns Vertragspartei einer Vereinbarung über eine erstrangige Kreditfazilität und eine Mezzanin-Kreditfazilität (insgesamt nachfolgend u.a. "Finanzierungsverträge" genannt). Bei den Garantien für diese Vereinbarungen handelt es sich ausschließlich um Downstream-, Upstream- und Crossstream-Transaktionen der in den Finanzierungsverträgen festgelegten Garantiegeber, darunter einige wesentliche Tochtergesellschaften des Demag-Konzerns, zu Gunsten der finanzierenden Parteien. Die Garantien unterliegen bestimmten Beschränkungen, soweit die Garantien andernfalls einer gesetzwidrigen finanziellen Unterstützung gleichkommen würden und nach den gesetzlichen Bestimmungen anderer Länder besonderen Tests (z.B. hinsichtlich des Vermögens) unterliegen würden. Die mögliche Verpflichtung zum 31. März 2006 beläuft sich auf maximal T€ 363.471 (30.09.2005: T€ 388.495). Der Rückgang ist auf die Abnahme der ausstehenden Verbindlichkeiten zum 31. März 2006 gegenüber dem 30. September 2005 zurückzuführen. Die Entbindung aus den gemäß Kreditvereinbarungen begebenen Bürgschaften wird am Tag des Börsengangs und zum Zeitpunkt der für den Konzern vereinbarten neuen Finanzierung erfolgen. Im Zusammenhang mit dem Börsengang wurden bzw. werden bestimmte Beratungsleistungen für den Konzern erbracht. Der bis zum 31. März angefallene anteilige Betrag des Gesamtbetrags dieser Leistungen kann derzeit nicht

7) Eventualverbindlichkeiten (Fortgesetzt)

mit hinreichender Zuverlässigkeit ermittelt werden, weshalb eine Rückstellung zur Zeit nicht für notwendig oder angemessen gehalten wird.

8) Ereignisse nach dem Bilanzstichtag

Der Konzern befindet sich in Verhandlungen über eine neue revolvierende Kreditfazilität, die die laufende Finanzierung ersetzen wird. Die neue Kreditfazilität wird sich voraussichtlich auf T€ 325.000 belaufen, die der Konzern zur Deckung des Betriebskapitalbedarfs oder für sonstige allgemeine Unternehmenszwecke in Anspruch nehmen kann.

Der nachfolgend abgedruckte Abschluss ist in der englischen Sprache erstellt worden. Er wurde für Zwecke dieses Prospekts in die deutsche Sprache übersetzt. Bei Auslegungsfragen ist die englische Originalversion maßgeblich.

DCC HOLDCO 3 (DREI) GmbH, WETTER

KONZERNABSCHLUSS
GEMÄß INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
ZUM 30. SEPTEMBER 2005,
VERGLEICHSANGABEN FÜR DAS GESCHÄFTSJAHR
ZUM 30. SEPTEMBER 2004 UND 2003
UND ERÖFFNUNGSBILANZ ZUM 1. OKTOBER 2002

DCC HOLDCO 3 (DREI) GmbH, WETTER

KONZERNABSCHLUSS

KONZERNGEWINN- UND -VERLUSTRECHNUNG ZUM 30. SEPTEMBER 2005, 2004 UND 2003

	Anhang	2005	2004	2003
			(in T€)	
Umsatzerlöse	4,22	660.224	620.812	666.689
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen		-483.301	-475.440	-545.451
Bruttoergebnis vom Umsatz		**176.923**	**145.372**	**121.238**
Forschungs- und Entwicklungskosten	6	-12.795	-14.015	-26.697
Vertriebs- und allgemeine Verwaltungskosten	7	-161.900	-145.478	-148.112
Sonstige betriebliche Erträge/(Aufwendungen), netto	8	14.947	6.183	6.055
Erträge aus der Beteiligung an assoziierten Unternehmen	9	669	782	689
Jahresergebnis vor Zinsergebnis und Ertragsteuern (EBIT)		**17.844**	**-7.156**	**-46.827**
Zinsen und ähnliche Erträge/(Aufwendungen), netto	10	-23.566	-29.533	-10.346
Jahresergebnis vor Ertragsteuern (EBT)		**-5.722**	**-36.689**	**-57.173**
Ertragsteueraufwand	11	2.036	14.184	18.073
Ergebnis nach Steuern		**-3.686**	**-22.505**	**-39.100**
Jahresfehlbetrag nach Steuern		**-3.686**	**-22.505**	**-39.100**
auf Anteilseigner des Mutterunternehmens entfallend		-3.686	-22.505	-39.100
auf Minderheitsgesellschafter und Sonstige entfallend				

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

DCC HOLDCO 3 (DREI) GmbH, WETTER

KONZERNABSCHLUSS

AUFSTELLUNG ALLER IM KONZERNABSCHLUSS ERFASSTEN ERTRÄGE UND AUFWENDUNGEN ZUM 30. SEPTEMBER 2005, 2004 UND 2003

	2005	2004	2003
		(in T€)	
Ansatz des effektiven Teils der Cash-Flow-Sicherungsgeschäfte zum beizulegenden Wert		1.159	-1.159
Ansatz von available-for-sale Finanzinstrumenten zum beizulegenden Wert	27	-7	4
Erfasste versicherungsmathematische Gewinne und Verluste	-7.785	2.043	-1.100
Währungsdifferenzen	3.933	-778	-4.126
Unmittelbar im Eigenkapital erfasstes Ergebnis	**-3.825**	**2.417**	**-6.381**
Ergebnis nach Steuern	**-3.686**	**-22.505**	**-39.100**
davon auf die Muttergesellschaft entfallend	-3.686	-22.505	-39.100
davon auf Minderheitsgesellschafter entfallend			
Erfasste Erträge und Aufwendungen des Jahres, gesamt	**-7.511**	**-20.088**	**-45.481**
davon auf die Muttergesellschaft entfallend	-7.511	-20.088	-45.481
davon auf Minderheitsgesellschafter entfallend			

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

DCC HOLDCO 3 (DREI) GmbH, WETTER
KONZERNABSCHLUSS
KONZERNBILANZ ZUM 30. SEPTEMBER 2005, 2004, 2003 UND 1. OKTOBER 2002

	Anhang	2005	2004	2003	2002
			(in T€)		
Geschäfts- oder Firmenwert	12	112.287	111.206	111.643	112.001
Sonstige immaterielle Vermögenswerte	12	42.361	46.754	56.205	80.272
Sachanlagen	13	90.917	128.578	149.102	164.357
Als Finanzinvestitionen gehaltene Immobilien	14	21.622	1.161	1.838	2.384
Beteiligungen an assoziierten Unternehmen	15	11.480	10.870	10.800	14.689
Sonstige Finanzinvestitionen	16	884	859	791	956
Nicht amortisierte Kosten der Fremdfinanzierung	17	3.205	5.518	11.397	13.956
Sonstige langfristige Vermögenswerte	18	3.047	6.473	3.776	1.947
Aktive latente Steuern	19	70.581	62.668	44.694	43.070
Langfristige Aktiva, gesamt		**356.384**	**374.087**	**390.246**	**433.632**
Vorräte	20	119.727	109.205	120.738	181.752
Geleistete Anzahlungen		8.424	1.178	1.222	2.419
Forderungen	21	128.906	129.992	145.697	172.257
Kurzfristige finanzielle Forderungen		23.901	7.630	6.054	10.526
Steuerforderungen		306	212		2.063
Sonstige kurzfristige Vermögenswerte	23	14.405	15.662	34.089	55.136
Zahlungsmittel und Zahlungsmitteläquivalente	24	39.454	26.951	28.833	74.535
Kurzfristige Aktiva, gesamt		**335.123**	**290.830**	**336.633**	**498.688**
Aktiva, gesamt		**691.507**	**664.917**	**726,879**	**932.320**
Stammkapital		1.450	1.450	1.331	25
Kapitalrücklagen		218.927	118.752	39.439	40.745
Unmittelbar im Eigenkapital erfasste Erträge und Aufwendungen		-7.789	-3.964	-6.381	
Gewinnrücklage nach Abzug von Minderheitsanteilen		-66.299	-62.581	-39.656	-556
Auf das Mutterunternehmen entfallendes Eigenkapital	25	**146.289**	**53.657**	**-5.267**	**40.214**
Minderheitenanteile		84			
Eigenkapital, gesamt		**146.373**	**53.657**	**-5.267**	**40.214**
Langfristige verzinsliche Darlehen	26	178.021	252.184	326.242	342.646
Pensionspläne und ähnliche Verpflichtungen	28	127.409	112.259	115.686	110.213
Langfristige Rückstellungen	29	3.963	3.115	6.245	
Sonstige langfristige Verbindlichkeiten	29	24.576	30.225	29.391	24.129
Passive latente Steuern	19	13.394	16.884	17.963	43.233
Langfristige Verbindlichkeiten, gesamt		**347.363**	**414.667**	**495.527**	**520.221**
Kurzfristige verzinsliche Darlehen und kurzfristige Fälligkeiten langfristiger Schulden	30	14.934	16.844	15.780	93.692
Verbindlichkeiten		49.463	56.883	51.558	57.010
Erhaltene Anzahlungen		42.352	26.776	28.551	37.838
Kurzfristige Rückstellungen	31	19.842	22.217	41.418	68.548
Steuerrückstellungen		5.081	6.227	24.131	25.233
Sonstige kurzfristige Verbindlichkeiten	32	66.099	67.646	75.181	89.564
Kurzfristige Verbindlichkeiten, gesamt		**197.771**	**196.593**	**236.619**	**371.885**
Passiva, gesamt		**691.507**	**664.917**	**726.879**	**932.320**

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

DCC HOLDCO 3 (DREI) GmbH, WETTER

KONZERNABSCHLUSS

KONSOLIDIERTE KAPITALFLUSSRECHNUNG ZUM 30. SEPTEMBER 2005, 2004 UND 2003

	2005	2004	2003
		(in T€)	
Ergebnis nach Steuern	-3.686	-22.505	-39.100
Abschreibungen, Wertminderung	27.930	33.452	51.490
Zinsertrag/-aufwand, netto	23.566	29.533	10.347
Ertragsteuern	-2.036	-14.184	-18.073
Zwischensumme	**45.774**	**26.296**	**4.664**
Veränderung der Vorräte	-7.070	9.552	59.394
Veränderung der Forderungen (aus Lieferungen und Leistungen)	3.718	14.220	37.571
Veränderung der Verbindlichkeiten (aus Lieferungen und Leistungen)	-10.095	6.688	-2.919
Veränderung der Anzahlungen, netto	7.323	-1.576	-9.287
Beiträge zu Pensionskassen	-984	-968	
(Gewinn)/Verlust aus dem Abgang von Anlagevermögen	-2.211	-1.259	-354
Veränderung sonstiger Vermögenswerte/Verbindlichkeiten	-4.161	-29.371	-21.934
Sonstige nicht zahlungswirksame Aufwendungen	-6.988	-7.015	-8.413
Cashflow aus betrieblicher Tätigkeit vor Zinsen und Steuern	**25.306**	**16.567**	**58.722**
Zinszahlungen, netto	-14.858	-12.541	-8.100
Ertragsteuerzahlungen	-6.699	-5.615	-4.300
Cashflow aus betrieblicher Tätigkeit	**3.749**	**-1.589**	**46.322**
Unternehmenserwerbe (Kaufpreis + Schulden)	-1.150	-10.376	-15
Desinvestitionen	200	10.845	
Investitionen	-11.874	-16.810	-18.723
Veräußerungsgewinne	13.621	15.367	5.483
Cashflow aus Investitionstätigkeit	**797**	**-974**	**-13.255**
Freier Cashflow vor Finanzierung*	***4.546***	**-2.563**	**33.067**
Zunahme/(Abnahme) der Finanzschulden**	-93.595	-2.546	-82.497
Sonstige Veränderungen des Eigenkapitals	100.144	2.867	
Cashflow aus Finanzierungstätigkeit	**6.549**	**321**	**-82.497**
Zunahme/(Abnahme) der Zahlungsmittel und Zahlungsmitteläquivalente, netto	**11.095**	**-2.242**	**-49.430**
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresbeginn	26.951	28.833	74.535
Auswirkung von Kursschwankungen, Fremdwährungseffekten	1.408	361	3.728
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresende	**39.454**	**26.951**	**28.833**
Freier Cashflow vor Finanzierung, Zinsen und Steuern*	***26.103***	**15.593**	**45.467**

* *Der Konzern verwendet den freien Cashflow vor Finanzierung zur Darstellung der entweder zur Ausschüttung an die Investoren oder zur Deckung des sonstigen Finanzierungsbedarfs verfügbaren Beträge. Zu näheren Angaben zu den vom Konzern verwendeten wichtigsten Leistungsmaßstäben siehe Anmerkung 5 des Anhangs.*

**			
Planmäßige Tilgung erstrangige Schuldtitel	-3.085	-7.540	-6.801
Obligatorische und freiwillige Tilgung erstrangige Schuldtitel	-27.919	-71.599	
Zunahme/(Abnahme) sonstiger Finanzverbindlichkeiten	-62.591	76.593	-75.696
	-93.595	**-2.546**	**-82.497**

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

DCC HOLDCO 3 (DREI) GmbH, WETTER

KONZERNEIGENKAPITALVERÄNDERUNGSRECHNUNG FÜR DAS GESCHÄFTSJAHR ZUM 30. SEPTEMBER 2005, 2004 und 2003

	Stammkapital	Kapitalrücklage	Gewinnrücklage	Direkt im Eigenkapital erfasste Erträge und Aufwendungen	auf das Mutterunternehmen entfallendes Eigenkapital	Minderheits -anteile	(Brutto-) Eigenkapital, gesamt
				(in T€)			
Stand 1. Oktober 2002	**25**	**40.745**	**-556**	—	**40.214**	—	**40.214**
Ergebnis nach Steuern			-39.100		-39.100		-39.100
Sonstige Veränderungen	1.306	-1.306	—	-6.381	-6.381	—	-6.381
Stand 30. September/ 1. Oktober 2003	**1.331**	**39.439**	**-39.656**	**-6.381**	**-5.267**	**0**	**-5.267**
Ergebnis nach Steuern			-22.505		-22.505		-22.505
Sonstige Veränderungen	119	79.313	-420	2.417	81.429	—	81.429
Stand 30. September/ 1. Oktober 2004	**1.450**	**118.752**	**-62.581**	**-3.964**	**53.657**	**0**	**53.657**
Ergebnis nach Steuern			-3.686		-3.686		-3.686
Dividendenzahlung					0		0
Sonstige Veränderungen	—	100.175	-32	-3.825	96.318	84	96.402
Stand 30. September 2005	**1.450**	**218.927**	**-66.299**	**-7.789**	**146.289**	**84**	**146.373**

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

DCC HOLDCO 3 (DREI) GmbH, WETTER
KONZERNABSCHLUSS
KONZERNANHANG

1) Beschreibung und Hintergrund des Geschäftsbetriebs und Darstellungsgrundlage

Am 24. September 2002 erwarben von Kohlberg Kravis Roberts & Co. L.P. ("KKR") beratene Fonds sieben Geschäftsbetriebe von der Siemens AG. Zu den übertragenen Geschäftsbetrieben gehörte u.a. der DCC Geschäftsbetrieb (der "Erwerb").

Die DCC HoldCo 3 (drei) GmbH ist die Muttergesellschaft des DCC-Konzerns, einem der beiden führenden weltweit tätigen Lieferanten von Industriekranen und -komponenten. DCC ist ein weltweit tätiger Maschinenbaukonzern mit führender Marktstellung in den Bereichen Standard- und Prozesskrane und Technologie für Materialbewegungen, Antriebe und Kundendienst.

Die vorliegende Konzernbilanz von DCC sowie die entsprechenden Gewinn- und Verlustrechnungen, Eigenkapitalveränderungsrechnungen und Kapitalflussrechnungen zum 30. September 2005 wurden gemäß International Financial Reporting Standards (IFRS) aufgestellt.

Gemäß IFRS 3 wurde von DCC die Erwerbsmethode angewandt, wonach der Kaufpreis entsprechend dem Marktwert auf die erworbenen Aktiva und die übernommenen Passiva aufgeteilt wird.

Von der Gesellschaft werden weiterhin endgültige Informationen zu bestimmten kleineren nach dem Vertrag vorzunehmenden Anpassungen eingeholt, dazu gehören u.a. auf Siemens AG als Verkäufer entfallende Steuererstattungen bzw. Steuerforderungen für alle nach dem 30. Juni 2002 für die Periode vor dem 30. Juni 2002 gezahlten Steuern. Der Kaufpreis unterliegt demzufolge weiteren Anpassungen.

2) Wesentliche Rechnungslegungsmethoden

DCC (die "Gesellschaft") ist eine Gesellschaft mit Sitz in Deutschland. In den Konzernabschluss der Gesellschaft zum 30. September 2005 werden die Gesellschaft und deren Tochtergesellschaften (insgesamt nachfolgend kurz der "Konzern" genannt) sowie die Anteile des Konzerns an assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen einbezogen.

Der Konzernabschluss wurde am 21. April 2006 zur Veröffentlichung freigegeben.

Erklärung zur Anwendung der IFRS

Der Konzernabschluss wurde gemäß den vom International Accounting Standards Board (IASB) herausgegebenen International Financial Reporting Standards (IFRS) und deren Interpretationen erstellt.

Dieser Abschluss enthält Vergleichsangaben für alle drei Jahre seit Bestehen der Gesellschaft. Zu Einzelheiten zur Anwendung der IFRS siehe Anmerkung 39 des Anhangs "Erläuterungen zur Anwendung der IFRS".

Sämtliche Standards (IAS und IFRS) und Interpretationen (SIC und IFRIC), die bis zum 30. September 2005 in Kraft getreten waren und die darüber hinaus die Änderungen des Improvement Project sowie die Änderungen von IAS 32 "Finanzinstrumente: Angaben und Darstellung" und IAS 39 "Finanzinstrumente" berücksichtigen, wurden neben IAS 24 "Angaben über Beziehungen zu nahe stehenden Unternehmen und Personen", der in der Fassung vom Januar 1986 angewandt wurde, auf die laufende Periode sowie auch auf die Anpassung sämtlicher Vorperioden angewandt. Die Gesellschaft wird IAS 24 (überarbeitet im Jahre 2004) erstmalig auf den Abschluss zum 30. September 2006 anwenden.

Erstellungsgrundlage

Der Abschluss wird in auf Tausend gerundete Euro erstellt. Er wird auf Buchwertbasis zu Anschaffungs- und Herstellungskosten erstellt, mit Ausnahme der folgenden Aktiva und Passiva, die mit dem Zeitwert ausgewiesen werden: derivative Finanzinstrumente, Finanzinstrumente des Handelsbestands und zur Veräußerung gehaltene Finanzinstrumente.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Langfristige Vermögenswerte und zur Veräußerung gehaltene und zusammengefasste Gruppen von Vermögenswerten werden mit dem Buchwert oder dem niedrigeren Zeitwert abzüglich Veräußerungskosten ausgewiesen.

Die Erstellung eines Abschlusses erfordert Schätzungen und Annahmen der Geschäftsführung, die sich auf die angegebene Höhe von Aktiva und Passiva und den Ausweis von Eventualverbindlichkeiten zum Bilanzstichtag sowie auf die angegebene Höhe von Einnahmen und Aufwendungen im Laufe des Berichtszeitraums negativ auswirken können. Die tatsächlichen Ergebnisse können von diesen Schätzungen abweichen. Die Schätzungen und damit zusammenhängende Annahmen basieren auf empirischen Erfahrungen und verschiedenen sonstigen nach den gegebenen Umständen für angemessen gehaltenen Faktoren, deren Ergebnisse die Grundlage für Ermessensentscheidungen hinsichtlich der nicht ohne Weiteres aus anderen Quellen ersichtlichen Buchwerte von Aktiva und Passiva bilden.

Die Schätzungen und die diesen zugrunde liegenden Annahmen werden einer laufenden Überprüfung unterzogen. Berichtigungen bilanzieller Schätzungen werden in der Periode bilanziert, in dem die Schätzung berichtigt wird, sofern die Berichtigung sich nur auf diesen Zeitraum negativ auswirkt, oder in dem Zeitraum, in dem die Berichtigung erfolgt, und in künftigen Perioden, sofern die Berichtigung sich sowohl auf die laufende als auch auf künftige Perioden negativ auswirkt. Ermessensentscheidungen der Geschäftsführung bei der Anwendung der IFRS, die sich wesentlich auf den Abschluss auswirken, und Schätzungen, die mit einem erheblichen Risiko einer wesentlichen Anpassung im nächsten Jahr behaftet sind, werden in Anmerkung 38 des Anhangs "Bilanzielle Schätzungen und Ermessensentscheidungen" erörtert.

Die folgenden Rechnungslegungsgrundsätze wurden auf alle in diesem Konzernabschluss dargestellten Perioden und von allen Konzerngesellschaften stetig angewandt.

Konsolidierungsgrundlagen

Der Konzernabschluss enthält die Abschlüsse der DCC sowie im Wesentlichen aller unmittelbar oder mittelbar beherrschten Tochtergesellschaften. Bestimmte Konzerngesellschaften, die zu Anschaffungskosten bilanziert und unter Anteile an sonstigen verbundenen Unternehmen ausgewiesen werden, wurden nicht in diesen Abschluss einbezogen, weil sie insgesamt keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage haben.

Assoziierte Unternehmen, auf deren Geschäfts- und Finanzpolitik die Gesellschaft einen unmittelbaren oder mittelbaren wesentlichen Einfluss ausüben kann (im Allgemeinen bei einer Beteiligung von 20% bis 50% der Anteile) werden nach der Equity-Methode bilanziert.

Joint Ventures sind Unternehmen, deren Aktivitäten auf Grund einer vertraglichen Vereinbarung von den Gesellschaftern gemeinschaftlich geführt werden. Joint Ventures werden gemäß IAS 31 nach der Equity-Methode bilanziert.

Beteiligungen, bei denen die Gesellschaft keinen beherrschenden oder maßgeblichen Einfluss ausübt (im Allgemeinen bei einer Beteiligung von weniger als 20%) werden mit dem Zeitwert oder zu Anschaffungskosten bilanziert, wenn sich der Marktwert nicht verlässlich bestimmen lässt. Sie werden als sonstige Beteiligungen ausgewiesen.

Sämtliche wesentlichen konzerninternen Geschäftsvorfälle wurden im Konzernabschluss eliminiert. Einige Unternehmen des Demag-Konzerns, die zu Anschaffungskosten bilanziert und unter Anteile an sonstigen verbundenen Unternehmen ausgewiesen werden, wurden im vorliegenden Konzernabschluss nicht konsolidiert, weil sie insgesamt keinen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage haben.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Fremdwährungsumrechnung

Geschäftsvorfälle in Fremdwährung werden mit dem Kurs am Tag des Geschäftsvorfalls umgerechnet. Fremdwährungsforderungen und -verbindlichkeiten zum Bilanzstichtag werden mit dem Wechselkurs am Bilanzstichtag im Euro umgerechnet. Währungsumrechnungsdifferenzen werden in der Gewinn- und Verlustrechnung erfasst. Nicht monetäre, zu Anschaffungskosten in Fremdwährung bewertete Vermögenswerte und Schulden werden mit dem Kurs am Tag des Geschäftsvorfalls umgerechnet. Nicht monetäre, zum Marktwert ausgewiesene Vermögenswerte und Schulden in Fremdwährung werden mit dem Umrechnungskurs am Tag der Ermittlung des Zeitwerts in Euro umgerechnet.

Die Aktiva und Passiva ausländischer Tochtergesellschaften, deren funktionale Währung nicht der Euro ist, werden mit dem Kurs am Bilanzstichtag umgerechnet, während Erträge und Aufwendungen mit dem Durchschnittskurs der Periode umgerechnet werden. Differenzen, die sich aus der Umrechnung von Aktiva und Passiva gegenüber der Umrechnung in der Vorperiode ergeben, werden in der Aufstellung aller im Konzernabschluss erfassten Erträge und Aufwendungen unter Veränderungen als Währungsumrechnungsdifferenzen ausgewiesen. Diese Umrechnungsdifferenzen ergeben sich in erster Linie bei Gesellschaften in den USA, in Großbritannien und bei einigen kleineren Unternehmen in anderen Ländern.

Gewinne und Verluste aus betrieblichen Fremdwährungsgeschäften (Geschäftsvorfälle in einer anderen Währung als der funktionalen Währung des Unternehmens) werden unter sonstige betriebliche Erträge / (Aufwendungen), netto, ausgewiesen. Gewinne und Verluste aus Fremdwährungsgeschäften, die mit der Finanzierungstätigkeit im Zusammenhang stehen, werden unter Zinsen und ähnliche Erträge / (Aufwendungen), netto, ausgewiesen.

Im Konzernabschluss werden folgende Wechselkurse wesentlicher Währungen von Ländern, deren Währung nicht der Euro ist, verwendet:

		Wechselkurs zum 30. September			Durchschnittskurs zum 30. September		
Land	**ISO-Code**	**2005**	**2004**	**2003**	**2005**	**2004**	**2003**
USA	USD	1,2042	1,2409	1,1597	1,27165	1,21659	1,08429
Großbritannien	GBP	0,68195	0,6868	0,6955	0,68768	0,67919	0,67695
Schweiz	CHF	1,5561	1,5524	1,5391	1,54474	1,54924	1,49901
Brasilien	BRL	2,6683	3,5205	3,3979	3,27685	3,59518	3,58557
Indien	INR	53,0714	56,7596	53,2012	56,00727	55,36124	51,31425

Umrechnungsdifferenzen, die sich aus der Umrechnung der Nettofinanzinvestition in ausländische Gesellschaften ergeben, sowie Umrechnungsdifferenzen entsprechender Sicherungsgeschäfte werden in die Umrechnungsrücklage eingestellt. Sie werden bei Veräußerung erfolgswirksam aufgelöst.

Umsatzerlöse

Erlöse aus dem Verkauf von Produkten werden ausgewiesen, wenn Eigentum, Risiken und Nutzen auf den Erwerber übergegangen sind, die Höhe der Erlöse verlässlich bestimmt werden kann und ein Nutzenzufluss wahrscheinlich ist. Bei Produktverkäufen, bei denen das Produkt von der Gesellschaft beim Kunden zu installieren ist, da dies für die Funktionsbereitschaft des Produkts von wesentlicher Bedeutung ist, werden die Umsätze erfasst, wenn die entsprechenden Ausrüstungsgegenstände an den Kunden ausgeliefert und dort installiert wurden. Bei Mehrkomponentenverträgen wird zwischen Umsätzen aus verkaufter Ware und erbrachten Dienstleistungen unterschieden. Umsätze aus Dienstleistungen werden entweder nach Erbringung der Dienstleistung durch die Gesellschaft oder über die Laufzeit des Dienstleistungsvertrags ausgewiesen. Falls der Abschluss eines Geschäftes die Annahme durch den Erwerber erfordert,

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

werden die Erlöse entweder bei Erhalt einer schriftlichen Annahmeerklärung des Käufers oder spätestens bei Ablauf des Annahmezeitraums ausgewiesen. Erlöse aus dem Verkauf von Ersatzteilen werden bei Lieferung ausgewiesen.

Bei bestimmten Umsätzen aus langfristigen Fertigungsprojekten erfolgt die Gewinnrealisierung nach dem Fertigstellungsgrad auf der Grundlage der bisherigen prozentualen Kosten im Verhältnis zu den gesamten Auftragskosten. Rückstellungen für Auftragsverluste werden in der Periode gebildet, in der die aktuelle Schätzung der gesamten Auftragskosten die Auftragserlöse übersteigt.

Mieteinnahmen aus als Finanzinvestitionen gehaltenen Immobilien werden linear über die Dauer des Mietvertrags in der Gewinn- und Verlustrechnung ausgewiesen. Sonderzahlungen aus Leasingverträgen werden als fester Bestandteil der Gesamtleasingeinnahmen ausgewiesen.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen

Die Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen beinhalten die unmittelbar dem Produktionsprozess zuzurechnenden Kosten.

Forschungs- und Entwicklungskosten

Forschungskosten und nicht aktivierte Entwicklungskosten werden erfolgswirksam als Aufwand erfasst.

Ertragsteuern

Ertragsteuern auf das Jahresergebnis vor Steuern enthalten laufende und latente Steuern. Ertragsteuern werden in der Gewinn- und Verlustrechnung erfasst, soweit sie nicht auf unmittelbar im Eigenkapital erfasste Posten entfallen; in diesem Fall werden sie gegen das Eigenkapital gebucht. Bei den laufenden Steuern handelt es sich um die voraussichtlich auf das steuerpflichtige Einkommen des Jahres zu zahlenden Steuern unter Anwendung der am Bilanzstichtag geltenden oder angekündigten Steuersätze sowie etwaige Anpassungen von für Vorjahre zu zahlenden Steuern. Für latente Steuern werden nach der bilanzorientierten Verbindlichkeitsmethode Rückstellungen oder aktive latente Steuern gebildet, in der temporäre Differenzen zwischen den Buchwerten von Aktiva und Passiva in der Konzernbilanz und denjenigen in der Steuerbilanz berücksichtigt werden.

Die Höhe der Rückstellung für latente Steuern hängt davon ab, wie die Buchwerte der Aktiva und Passiva unter Anwendung geltender Steuersätze am Bilanzstichtag oder von zum Bilanzstichtag angekündigten Steuersätzen voraussichtlich realisiert oder erfüllt werden. Aktive latente Steuern werden nur erfasst, soweit wahrscheinlich ist, dass künftige steuerpflichtige Gewinne zur Verfügung stehen, mit denen der Vermögenswert verrechnet werden kann. Aktive latente Steuern werden im Wert berichtigt, soweit eine Realisierung des entsprechenden Steuervorteils nicht mehr wahrscheinlich ist. Zusätzliche Ertragsteuern, die sich aus der Ausschüttung von Dividenden ergeben, werden zum selben Zeitpunkt erfasst wie die Verpflichtung zur Zahlung der entsprechenden Dividende.

Derivative Finanzinstrumente

Sämtliche derivativen Finanzinstrumente werden mit dem Zeitwert am Bilanzstichtag unter sonstige Vermögenswerte/Verbindlichkeiten ausgewiesen.

Änderungen des Marktwerts derivativer Finanzinstrumente werden entweder in der Konzerngewinn- und -verlustrechnung oder im Eigenkapital erfasst, je nachdem, ob das derivative Finanzinstrument als Sicherungsgeschäft für Änderungen des Marktwerts oder von Cashflows dient. Änderungen des Marktwerts derivativer Finanzinstrumente, die als Sicherungsgeschäfte des Marktwerts des Grundgeschäfts dienen, werden in der Konzerngewinn- und -verlustrechnung

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

erfasst. Bei derivativen Finanzinstrumenten, die als Cashflow-Sicherungsgeschäfte bezeichnet werden, werden Änderungen des Marktwerts des effektiven Anteils nach Abzug latenter Steuern im Eigenkapital erfasst, bis der gesicherte Sachverhalt erfolgswirksam wird. Ineffektive Anteile der Änderungen des Marktwerts werden unmittelbar erfolgswirksam erfasst. Derivate, welche die Kriterien für die Bilanzierung von Sicherungsgeschäften nicht erfüllen, werden zum letzten Börsenkurs bewertet und wirken sich unmittelbar auf die Konzerngewinn- und -verlustrechnung aus.

Geschäfts- oder Firmenwert

Unternehmenszusammenschlüsse werden grundsätzlich nach der Erwerbsmethode bilanziert. Der Geschäfts- oder Firmenwert stellt Beträge dar, die sich aus dem Erwerb von Tochtergesellschaften, assoziierten Unternehmen und Gemeinschaftsunternehmen ergeben. Der erstmalige Ausweis des Geschäfts- oder Firmenwerts wurde unter Anwendung der Grundsätze gemäß IFRS 3 vorgenommen.

Der Geschäfts- oder Firmenwert wird mit den Anschaffungskosten abzüglich eines etwaigen kumulierten Wertminderungsaufwands ausgewiesen. Der Geschäfts- oder Firmenwert wird den Zahlungsmittel generierenden Einheiten ("Cash generating units") zugeordnet und jährlich einem Wertminderungstest unterzogen. In Bezug auf assoziierte Unternehmen ist der Buchwert des Geschäfts- oder Firmenwerts im Buchwert der Beteiligung an dem assoziierten Unternehmen enthalten.

Bei Unternehmenserwerben entstandener negativer Geschäfts- oder Firmenwert wird unmittelbar erfolgswirksam erfasst.

Immaterielle Vermögenswerte

Immaterielle Vermögenswerte enthalten den Geschäfts- oder Firmenwert, Patente, den Auftrags- und Produktionsbestand, Markenzeichen, Software, Dienstleistungsverträge, Technologie, Kundenbeziehungen, Lieferantenbeziehungen und aktivierte Entwicklungsprojekte.

Aufwendungen für Forschungstätigkeiten, die mit der Aussicht auf Erwerb neuer wissenschaftlicher oder technischer Kenntnisse und Erfahrungen ausgeführt werden, werden in der Gewinn- und Verlustrechnung erfolgswirksam als Aufwand erfasst. Aufwendungen für Entwicklungstätigkeiten, bei denen Forschungsergebnisse auf ein Projekt oder auf die Entwicklung für die Produktion neuer oder wesentlich verbesserter Produkte und Verfahren angewendet werden, werden aktiviert, wenn das Produkt oder das Verfahren technisch und kommerziell durchführbar ist, wenn die Erzielung eines künftigen wirtschaftliche Nutzens aus dem Produkt oder Verfahren für wahrscheinlich gehalten wird und der Konzern für die Fertigstellung der Entwicklung über ausreichende Ressourcen verfügt. Die aktivierten Aufwendungen enthalten Materialeinzelkosten, Lohneinzelkosten sowie anteilige Gemeinkosten. Sonstige Entwicklungskosten werden erfolgswirksam als Aufwand in der Gewinn- und Verlustrechnung erfasst. Aktivierte Entwicklungskosten werden mit den Herstellungskosten abzüglich kumulierter planmäßiger und außerplanmäßiger Abschreibungen ausgewiesen. Die Gesellschaft hat im vorliegenden Abschluss keine Entwicklungskosten aktiviert.

Sonstige vom Konzern erworbene immaterielle Vermögenswerte werden mit den Anschaffungskosten abzüglich kumulierter planmäßiger und außerplanmäßiger Abschreibungen ausgewiesen (siehe unten unter "Wertminderung").

Aufwendungen für selbst geschaffene Geschäfts- oder Firmenwerte und Markenzeichen werden erfolgswirksam als Aufwand in der Gewinn- und Verlustrechnung erfasst.

Nachträgliche Aufwendungen für aktivierte immaterielle Vermögenswerte werden nur aktiviert, wenn sie den dem jeweiligen Vermögenswert innewohnenden künftigen Nutzen erhöhen und sich

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

die Herstellungskosten verlässlich schätzen lassen. Alle sonstigen Aufwendungen werden erfolgswirksam als Aufwand erfasst.

Die Gesellschaft schreibt immaterielle Vermögenswerte mit begrenzter Nutzungsdauer nach der linearen Abschreibungsmethode über die Nutzungsdauer der vertraglichen Rechte oder deren voraussichtliche Nutzungsdauer ab, je nachdem welche, Methode eine kürzere Nutzungsdauer ergibt. Geschäfts- oder Firmenwerte (und immaterielle Vermögenswerte, bei denen es sich nicht um Geschäfts- oder Firmenwert handelt und bei denen keine feste Nutzungsdauer festgelegt wurde) werden nicht abgeschrieben, sondern stattdessen mindestens einmal jährlich auf Wertminderung geprüft. Wenn der Buchwert der Nettovermögenswerte einschließlich Geschäfts- oder Firmenwert die Summe der voraussichtlich durch die jeweilige berichtende Einheit ("Cash generating units") generierten abgezinsten Cashflows übersteigt, wird eine Wertminderung erfasst. Dieser Wertminderungsaufwand wird in Höhe des Teiles erfasst, um den die Buchwerte der Nettosachanlagen und der bestimmbaren immateriellen Vermögenswerte einschließlich Geschäfts- oder Firmenwert die Summe der abgezinsten Cashflows der berichtenden Einheit übersteigen.

Übersicht der betrieblichen Nutzungsdauer immaterieller Vermögenswerte

	durchschn. Nutzungsdauer
Patente, Lizenzen und ähnliche Rechte	5
Auftrags- und Produktionsbestand	1
Markenzeichen	unbegrenzt
Software	3
Dienstleistungsverträge	6

Sachanlagen

Sachanlagen werden zu Anschaffungskosten abzüglich kumulierter Abschreibungen und Wertminderung bewertet (siehe unten).

Die Sachanlagen enthalten Grundstücke, grundstücksgleiche Rechte, Bauten einschließlich der Bauten auf fremden Grundstücken, technische Anlagen und Maschinen sowie andere Anlagen.

Leasingverhältnisse, bei denen der Konzern alle wesentlichen mit dem Eigentum verbundenen Risiken und Ertragschancen übernimmt, werden als Finanzierungsleasingverhältnisse klassifiziert. Selbst genutzte Immobilien, die im Wege des Finanzierungsleasing erworben wurden, werden mit dem Zeitwert oder dem niedrigeren Barwert der Mindestleasingzahlungen bei Beginn des Leasingverhältnisses abzüglich kumulierter Abschreibungen und Wertminderungsaufwand ausgewiesen (siehe unten unter "Wertminderung").

Der Konzern bilanziert im Buchwert eines Gegenstands des Sachanlagevermögens die Kosten für den teilweisen Ersatz dieses Gegenstands, wenn diese Kosten entstehen, sofern wahrscheinlich ist, dass der künftige dem Gegenstand innewohnende wirtschaftliche Nutzen der Gesellschaft zufließen wird und die Kosten des Gegenstands verlässlich geschätzt werden können. Die Kosten für den Abbruch, die Beseitigung, Wiederherstellung oder Rekultivierung des Gegenstands werden ebenfalls berücksichtigt. Alle sonstigen Kosten werden erfolgswirksam als Aufwand in der Gewinn- und Verlustrechnung erfasst.

Anlagen im Bau werden zu Herstellungskosten zuzüglich der bisher erfassten Gewinne abzüglich einer Rückstellung für absehbare Verluste und abzüglich Abschlagsrechnungen ausgewiesen. Die Herstellungskosten enthalten sämtliche unmittelbar mit konkreten Projekten in Zusammenhang stehende Aufwendungen sowie anteilige, bei den vertraglichen Aktivitäten des

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Konzerns im Rahmen der gewöhnlichen betrieblichen Tätigkeit entstandene fixe und variable Gemeinkosten.

Einzelne Gegenstände des Sachanlagevermögens mit im Verhältnis zu den Gesamtkosten wesentlichen Anschaffungs- oder Herstellungskosten werden separat abgeschrieben. Die Abschreibungen werden nach der linearen Methode über die betriebliche Nutzungsdauer des betreffenden Vermögenswerts berechnet.

Folgende Nutzungsdauern werden zugrunde gelegt:

Betriebs- und Verwaltungsgebäude	25 bis 33 Jahre
Sonstige Bauten	8 bis 50 Jahre
Technische Anlagen und Maschinen	5 bis 12 Jahre
Betriebs- und Geschäftsausstattung	3 bis 10 Jahre
Fahrzeuge	5 bis 8 Jahre
IT-Anlagen und Hardware	3 bis 5 Jahre

Als Finanzinvestitionen gehaltene Immobilien

Bei als Finanzinvestitionen gehaltenen Immobilien handelt es sich um Immobilien, die zur Erzielung von Mieteinnahmen und/oder zur Wertsteigerung gehalten werden. Als Finanzinvestitionen gehaltene Immobilien werden nach dem Anschaffungskostenmodell bilanziert. Abschreibungen werden wie Abschreibungen auf Sachanlagen bilanziert und in der Gewinn- und Verlustrechnung als Aufwand erfasst.

Sonstige Finanzinvestitionen

Die Gesellschaft hält keine zu Handelszwecken gehaltenen oder bis zur Endfälligkeit zu haltende Wertpapiere.

Schuldrechtliche Wertpapiere, die die Gesellschaft nicht beabsichtigt bis zur Endfälligkeit zu halten, oder nicht bis zur Endfälligkeit halten kann, sowie sämtliche marktfähigen Eigenkapitaltitel werden als zur Veräußerung verfügbar klassifiziert und mit dem Zeitwert ausgewiesen, wobei entsprechende Gewinne oder Verluste unmittelbar im Eigenkapital erfasst werden, mit Ausnahme des Wertminderungsaufwands und bei Währungsposten, wie beispielsweise schuldrechtlichen Wertpapieren, von Kursgewinnen und -verlusten.

Bei Ausbuchung solcher Finanzinvestitionen wird der bisher unmittelbar im Eigenkapital erfasste kumulierte Gewinn oder Verlust erfolgswirksam erfasst. Bei verzinslichen Finanzinvestitionen werden die nach der Effektivzinsmethode berechneten Zinsen erfolgswirksam erfasst. Der Marktwert von Finanzinstrumenten, die als bis zur Endfälligkeit zu haltende und zur Veräußerung verfügbare Finanzinstrumente klassifiziert werden, entspricht dem notierten Geldkurs zum Bilanzstichtag. Finanzinstrumente, die als bis zur Endfälligkeit zu haltende und zur Veräußerung verfügbare Finanzinstrumente klassifiziert werden, werden vom Konzern an dem Tag erfasst/ausgebucht, an dem er sich zum Kauf/Verkauf der Finanzinvestitionen verpflichtet. Bis zur Endfälligkeit zu haltende Wertpapiere werden an dem Tag erfasst/ausgebucht, an dem sie auf den/vom Konzern übertragen werden.

Nicht amortisierte Kosten der Fremdfinanzierung

Kosten der Fremdfinanzierung werden abgegrenzt und über die voraussichtliche Nutzungsdauer der entsprechenden Ausleihungen abgeschrieben.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Vorräte

Vorräte werden zum Nettoveräußerungswert oder den niedrigeren Herstellungskosten unter Verwendung von Durchschnittspreisen oder des Marktwerts ausgewiesen. Die Herstellungskosten enthalten Material- und Lohneinzelkosten sowie anteilige Fertigungsgemeinkosten. Wertberichtigungen für Gängigkeit und Überalterung werden vorgenommen.

Forderungen

Forderungen werden zum Nennwert abzüglich Skonto und Wertberichtigungen ausgewiesen. Langfristige Forderungen werden mit dem Barwert ausgewiesen.

Sonstige kurzfristige Vermögenswerte

Die sonstigen kurzfristigen Vermögenswerte werden zu Anschaffungs- oder Herstellungskosten abzüglich Wertminderungsaufwand ausgewiesen.

Zahlungsmittel und Zahlungsmitteläquivalente

Die Gesellschaft betrachtet sämtliche erworbenen hochliquiden Finanzanlagen als Zahlungsmitteläquivalente.

Verzinsliche Darlehen

Verzinsliche Darlehen werden beim erstmaligen Ansatz mit dem Zeitwert angesetzt. Nach dem erstmaligen Ansatz werden verzinsliche Darlehen zu fortgeführten Anschaffungskosten ausgewiesen, wobei der Unterschied zwischen Anschaffungskosten und Rückkaufwert in der Gewinn- und Verlustrechnung über die Laufzeit der Darlehen nach der Effektivzinsmethode erfasst wird.

Leistungen an Arbeitnehmer

Verpflichtungen hinsichtlich von Beiträgen zu beitragsorientierten Pensionsplänen werden in der Gewinn- und Verlustrechnung erfolgswirksam als Aufwand erfasst.

Die Nettoverpflichtung des Konzerns hinsichtlich leistungsorientierter Pensionspläne wird durch Schätzung der Höhe der erdienten künftigen Leistungen der Arbeitnehmer in der laufenden Periode und in Vorperioden für jeden Plan separat berechnet. Diese Leistungen werden zur Bestimmung des Barwerts abgezinst, wobei der Marktwert des Planvermögens abgezogen wird. Die dem Abzinsungsfaktor zugrunde liegenden Annahmen spiegeln die Zinssätze erstklassiger festverzinslicher Schuldinstrumente wider.

Änderungen der Höhe der leistungsorientierten Verpflichtung oder des Planvermögens auf Grund von den Annahmen abweichender Erfahrungen und auf Grund von geänderten Annahmen können zu Gewinnen und Verlusten führen.

Die Berechnung wird von einem fachkundigen Versicherungsmathematiker nach dem Anwartschaftsbarwertverfahren vorgenommen. Werden die Leistungen eines Plans angehoben, wird der Anteil der erhöhten Leistung, der sich auf die bisherige Dienstzeit der Arbeitnehmer bezieht, bis zur Unverfallbarkeit in der Gewinn- und Verlustrechnung linear über die durchschnittliche Periode als Aufwand erfasst. Soweit die Leistungen unmittelbar unverfallbar werden, wird der Aufwand unmittelbar in der Gewinn- und Verlustrechnung erfasst.

Versicherungsmathematische Gewinne und Verluste werden gegen Eigenkapital verbucht (Aufstellung aller im Konzernabschluss erfassten Erträge und Aufwendungen).

Die Nettoverpflichtung der Gesellschaft in Bezug auf langfristige Leistungen für Dienstzeiten, bei denen es sich nicht um Pensionspläne handelt, entspricht der Höhe der künftigen

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

medizinischen Versorgungsleistungen, die die Arbeitnehmer für ihre Dienstzeit in der laufenden Periode und in Vorperioden erdient haben. Die Verpflichtung wird nach dem Anwartschaftsbarwertverfahren berechnet und auf den Barwert abgezinst, wobei der Marktwert zugehöriger Vermögenswerte abgezogen wird. Der Abzinsungsfaktor entspricht der Rendite am Bilanzstichtag für Schuldverschreibungen höchster Bonität mit einer annähernd der Laufzeit der Verpflichtungen des Konzerns entsprechenden Fälligkeit.

Rückstellungen

Eine Rückstellung wird in der Bilanz gebildet, wenn auf Grund eines vergangenen Ereignisses eine gegenwärtige rechtliche oder faktische Verpflichtung des Konzerns besteht, ein Abfluss wirtschaftlicher Ressourcen zur Erfüllung dieser Verpflichtung wahrscheinlich ist und die Höhe der Verpflichtung verlässlich geschätzt werden kann. Bei Wesentlichkeit werden Rückstellungen durch Abzinsung der erwarteten künftigen Cashflows mit dem Zinssatz vor Steuern abgezinst, der die aktuelle Einschätzung des Kapitalmarktes und ggf. das mit der Verbindlichkeit verbundene Einzelrisiko widerspiegelt.

Rückstellungen für die geschätzten Kosten von Produktgewährleistungen werden zu dem Zeitpunkt gebildet, zu dem der entsprechende Verkauf erfasst wird.

Im Rahmen der gewöhnlichen Geschäftstätigkeit beachten die Tochterunternehmen der Gesellschaft die geltenden gesetzlichen Umweltschutzbestimmungen und -regelungen. Daher wurden für die geschätzte finanzielle Auswirkung von Kosten im Zusammenhang mit der Beseitigung von Umweltschäden Rückstellungen gebildet. Rückstellungen für Verluste im Zusammenhang mit Verpflichtungen zur Beseitigung von Umweltschäden werden von der Gesellschaft gebildet, wenn die Entstehung solcher Verluste wahrscheinlich ist und diese sich verlässlich schätzen lassen. Rückstellungen für Verpflichtungen zur Beseitigung von Umweltschäden werden im Allgemeinen spätestens bei Fertigstellung der Durchführbarkeitsstudie zu Abhilfsmaßnahmen angesetzt. Entsprechende Rückstellungen werden auf der Grundlage weiterer Informationen oder geänderter Umstände angepasst. Kosten künftiger Aufwendungen für Verpflichtungen zur Beseitigung von Umweltschäden werden nicht auf den Barwert abgezinst. Von anderen Parteien zu erstattende Kosten der Beseitigung von Umweltschäden werden aktiviert, sobald ein entsprechender Zahlungseingang wahrscheinlich ist.

Restrukturierungsrückstellungen werden in der Gewinn- und Verlustrechnung erfasst, wenn der Konzern einen Restrukturierungsplan verabschiedet und bekannt gegeben hat. Nur wenn der Plan mit einem Unternehmenserwerb im Zusammenhang steht und der Plan zum Zeitpunkt des Erwerbs existiert, werden diese Beträge im zugewiesenen Kaufpreis berücksichtigt und führen zu einer Erhöhung des Geschäfts- oder Firmenwerts. Sämtliche Änderungen von Schätzungen werden erfolgswirksam erfasst. Für künftige betriebliche Aufwendungen wird keine Rückstellung gebildet.

Eine Rückstellung für Verträge mit drohenden Verlusten wird gebildet, wenn der erwartete Nutzen für den Konzern aus einem Vertrag geringer ist als die bei der Erfüllung der vertraglichen Verpflichtungen entstehenden unvermeidbaren Kosten.

Verbindlichkeiten

Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten werden zu ihrem Rückzahlungsbetrag bilanziert.

Wertminderung und Werthaltigkeit von Vermögenswerten

Die Buchwerte der Aktiva des Konzerns, bei denen es sich nicht um Vorräte und aktive latente Steuern handelt, werden zu jedem Bilanzstichtag auf Anzeichen einer Wertminderung überprüft. Bei Vorliegen solcher Anzeichen wird die Werthaltigkeit des Vermögenswerts geschätzt. Bei Geschäfts-

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

oder Firmenwerten, bei Vermögenswerten mit unbegrenzter Nutzungsdauer und bei noch nicht zum Gebrauch zu Verfügung stehenden immateriellen Vermögenswerten wird die Werthaltigkeit zu jedem Bilanzstichtag geschätzt. Ein Wertminderungsaufwand wird angesetzt, sobald der Buchwert eines Vermögenswerts oder dessen Zahlungsmittel generierende Einheit den werthaltigen Betrag übersteigt. Wertminderungsaufwand wird in der Gewinn- und Verlustrechnung erfasst.

Der in Bezug auf Zahlungsmittel generierende Einheiten ("Cash generating units") erfasste Wertminderungsaufwand wird zunächst gegen den Buchwert des Geschäfts- und Firmenwertes verbucht und anschließend pro rata gegen den Buchwert der sonstigen Vermögenswerte in der Einheit, jeweils bezogen auf die zugehörigen Einheiten.

Wenn ein Rückgang des beizulegenden Werts eines zur Veräußerung gehaltenen finanziellen Vermögenswerts unmittelbar im Eigenkapital erfasst wurde und es objektive Hinweise darauf gibt, dass der Vermögenswert eine dauerhafte Wertminderung erfahren hat, wird der unmittelbar im Eigenkapital erfasste kumulierte Verlust ertragswirksam erfasst, auch wenn der finanzielle Vermögenswert nicht ausgebucht wurde. Die Höhe des erfolgswirksam erfassten kumulierten Verlusts entspricht der Differenz zwischen den Anschaffungskosten und dem aktuellen Zeitwert abzüglich eines etwaigen Wertminderungsaufwands aus diesem bisher nicht erfolgswirksam erfassten finanziellen Vermögenswert.

Der werthaltige Betrag der zu fortgeführten Anschaffungskosten bilanzierten Forderungen der Gesellschaft entspricht dem errechneten Zeitwert der geschätzten künftigen, mit dem ursprünglichen effektiven Zinssatz (d.h. dem beim erstmaligen Ansatz dieser finanziellen Vermögenswerte zugrunde gelegten Zinssatz) abgezinsten Cashflows. Kurzfristige Forderungen werden nicht abgezinst. Der werthaltige Betrag sonstiger Vermögenswerte entspricht dem Nettoveräußerungspreis, wobei der Nutzungswert angesetzt wird, sofern dieser höher ist. Bei der Beurteilung des Nutzungswerts werden die geschätzten künftigen Cashflows mit dem Zinssatz vor Steuern auf den Barwert abgezinst, der die Einschätzung des Kapitalmarktes und ggf. das mit dem Vermögenswert verbundene Einzelrisiko widerspiegelt. Bei Vermögenswerten, die keine weitgehend unabhängigen Zahlungsmittelzuflüsse generieren, wird der werthaltige Betrag für die Zahlungsmittel generierende Einheit bestimmt, zu der der Vermögenswert gehört.

Ein Wertminderungsaufwand in Bezug auf eine zu fortgeführten Anschaffungskosten bilanzierte Forderung wird aufgelöst, wenn die nachträgliche Erhöhung des werthaltigen Betrags objektiv mit einem nach Ansatz des Wertminderungsaufwands eingetretenen Ereignis in Verbindung gebracht werden kann. Ein Wertminderungsaufwand in Bezug auf eine Finanzinvestition in ein Eigenkapitalinstrument, das als zur Veräußerung gehalten wird, wird nicht erfolgswirksam aufgelöst. Erhöht sich der Zeitwert eines zur Veräußerung gehaltenen Schuldinstruments und lässt sich die Erhöhung objektiv mit einem nach erfolgswirksamem Ansatz des Wertminderungsaufwands eingetretenen Ereignis in Verbindung bringen, ist der Wertminderungsaufwand aufzulösen, wobei der aufgelöste Betrag erfolgswirksam erfasst wird. Ein Wertminderungsaufwand in Bezug auf Geschäfts- oder Firmenwert wird nicht aufgelöst. In Bezug auf sonstige Vermögenswerte wird ein Wertminderungsaufwand aufgelöst, wenn sich in Bezug auf die der Ermittlung des werthaltigen Betrags zugrunde gelegten Schätzungen eine Änderung ergeben hat.

Ein Wertminderungsaufwand wird nur insoweit rückgängig gemacht, wie der Buchwert des zugehörigen Vermögensgegenstandes denjenigen Buchwert nicht übersteigt, der sich ohne den Ansatz des Wertminderungsaufwands ergeben hätte, nach Abzug planmäßiger und außerplanmäßiger Abschreibungen.

3) Erwerb von Tochtergesellschaften

In den drei Geschäftsjahren wurden keine Tochtergesellschaften erworben oder veräußert.

4) Umsatzerlöse

	30. September		
	2005	2004	2003
		(in T€)	
Waren	398.381	374.128	430.988
Dienstleistungen und Ersatzteile	234.609	221.649	220.861
Sonstige Umsatzerlöse	27.234	25.035	14.840
Umsatzerlöse, gesamt	**660.224**	**620.812**	**666.689**

5) Segmentberichterstattung

Der Konzern unterscheidet zwischen Geschäfts- und geografischen Segmenten. Umfang und Inhalt der im Hinblick auf die Segmente bereit zu stellenden Informationen entsprechen dem primären Segmentberichtsformat "Geschäftssegmente" sowie dem sekundären Segmentberichtsformat "geografische Segmente". Diese Struktur entspricht somit dem internen Berichtswesen (Managementansatz) und berücksichtigt die unterschiedlichen Risiken und Ertragsstrukturen der Segmente.

Primäres Segmentberichtsformat (Geschäftssegmente)

Der Konzern hat auf Grund der Art seiner Produkte und Dienstleistungen, wobei es sich um Industriekrane und Services handelt, zwei berichtspflichtige Segmente. Das Segment "Industriekrane" des Konzerns bezieht sich auf die Entwicklung, Produktion, Montage und Lieferung von Industriekranen einschließlich Komponenten und Materialumschlagslösungen. Das Segment "Services" umfasst unsere Außendienst-Tätigkeiten im Bereich Industriekrane, wie Inspektion, Wartung, Reparatur oder Modernisierung von Gebrauchtkranen. Dieses Segment umfasst auch Ersatzteilverkäufe. Der Konzern rechnet bestimmte Kosten nicht einzelnen Segmenten zu. Zu den nicht zugerechneten nicht segmentbezogenen (gemeinschaftlichen) Kosten gehören Kosten, die sich aus folgenden Faktoren ergeben:

- Auswirkungen der Bilanzierung zum Zeitwert nach der Erwerbsmethode: Der Konzern rechnet Anpassungen auf Grund der Bilanzierung zu Erwerbskosten, wie Geschäfts- oder Firmenwert, Zuschreibungen zu Vermögenswerten zum Zeitwert, immaterielle Vermögenswerte und damit zusammenhängende zusätzliche Aufwendungen, nicht den einzelnen Segmenten zu.
- Konzern-Umlage von den Holdinggesellschaften und
- sonstige Kosten, die vom Konzern als Einmalkosten im Zusammenhang mit Akquisitionen, Restrukturierungen, der Desinvestitionen von Aktiva/Passiva und Wertminderungsaufwand (oder dessen Auflösung) betrachtet werden.

Der Konzern ist der Ansicht, dass solche Effekte im Hinblick auf die laufende betriebliche Ertragskraft des Konzerns nicht aussagefähig sind. Außerdem sieht sich der Konzern nicht in der Lage, die Anpassungen zwischen den Segmenten auf der Grundlage einer vernünftigen Zurechnung und ohne unangemessenen Zeit- und Kostenaufwand zuzurechnen.

Zwar ist die Geschäftsführung der Ansicht, dass der Ausschluss dieser Kosten eine vernünftige Grundlage für die Betrachtung der betrieblichen Ertragskraft des Konzerns darstellt, aber die Anpassungen sind in den IFRS nicht definiert. Auf Grund dieser nicht zugerechneten Kosten sind im Bruttosegmentgewinn und im Segmentgewinn des Konzerns bestimmte Kosten nicht enthalten, die ansonsten mit diesen Segmenten in Zusammenhang stehen können. Außerdem können dem Konzern künftig Kosten und Aufwendungen entstehen, die den im Rahmen der Anpassungen ausgeschlossenen Kosten und Aufwendungen ähnlich sind.

5) Segmentberichterstattung (Fortgesetzt)

Darüber hinaus steuert der Konzern seine Geschäftsbereiche nicht durch Zurechnung von Aktiva, Passiva und Investitionen zu seinen Segmenten, und solche Zuordnungen sind im System des internen Berichtswesens für Mitglieder der Geschäftsleitung nicht vorgesehen. Daher können die Informationen für Angaben gemäß IAS 14.55 ff. nicht ohne unangemessenen Zeit- und Kostenaufwand ermittelt werden. Während der Konzern Abschreibungen dem Segment Kosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen zurechnet, kann er die gesamten Abschreibungen nicht nach Segmenten isolieren. Somit ist es nicht möglich, die Angaben gemäß IAS 14.58 ohne unangemessenen Zeit- und Kostenaufwand zu ermitteln.

	30. September		
	2005	2004	2003
		(in T€)	
(Segment-)Erträge			
Industriekrane	425.615	399.163	445.828
Services	234.609	221.649	220.861
Erträge, gesamt	**660.224**	**620.812**	**666.689**

	30. September		
	2005	2004	2003
		(in T€)	
(Segment-)Bruttoergebnis			
Industriekrane	103.397	87.368	111.462
Services	86.748	74.790	78.217
Bereinigtes Bruttoergebnis	**190.145**	**162.158**	**189.679**
Anpassungen (nicht zugerechnet nicht segmentbezogen):			
+/- Effekte der Bilanzierung von Vorräten zum Zeitwert			-43.167
- Effekte der Bilanzierung von Abschreibungen auf Zeitwertdifferenzen	-11.481	-16.027	-20.731
- Anpassungen für Einmaleffekte	-1.741	-759	-4.542
Bruttoergebnis	**176.923**	**145.372**	**121.239**

5) Segmentberichterstattung (Fortgesetzt)

	30. September		
	2005	2004	2003
		(in T€)	
Segmentergebnis (bereinigtes EBIT)			
Industriekrane*	1.265	-15.883	-1.661
Services	42.347	34.445	44.270
Segmentergebnis (bereinigtes EBIT)	**43.612**	**18.562**	**42.609**
Anpassungen (nicht zugerechnet nicht segmentbezogen):			
+/- Effekte der Bilanzierung von Vorräten zum Zeitwert			-43.168
- Effekte der Bilanzierung von Abschreibungen auf Zeitwertdifferenzen	-11.471	-15.976	-31.386
- Anpassungen für Einmaleffekte**	-13.131	-8.427	-13.567
- Anpassungen für Holding-Gebühren	-1.166	-1.315	-1.315
EBIT	**17.844**	**-7.156**	**-46.827**

* *Davon Erträge aus der Beteiligung an assoziierten Unternehmen*	*669*	*782*	*689*
** *Davon:*			
Restrukturierung/Beratung	*-12.357*	*-5.974*	*-2.673*
Abfindungs- und Freisetzungskosten	*-12.281*	*-6.142*	*-4.592*
Desinvestitionsgewinn	*2.717*	*4.115*	
Sonstige	*8.790*	*-426*	*-6.302*

Der Posten Restrukturierung/Beratung enthält auch Kosten für externe Unterstützung und Beratung bei größeren Restrukturierungsprojekten. Der Konzern passt Kosten für externe Beratung grundsätzlich an, sofern eine Genehmigung von Demag Holding vorliegt. Es wurden nicht alle Beratungskosten angepasst, da mit der betrieblichen Tätigkeit ein bestimmtes Maß an Beratungsleistungen verbunden ist.

Sekundäres Segmentberichtsformat (geografische Segmente)

Erlöse werden nach dem Sitz des Kunden einzelnen Ländern zugeordnet. Die geografischen Angaben beziehen sich auf Deutschland und Europa als den wichtigsten Märkten des Konzerns, Nord- und Südamerika und den Rest der Welt.

Die Umsätze mit Kunden lassen sich nach geografischen Märkten wie folgt gliedern:

	30. September		
	2005	2004	2003
		(in Mio. €)	
Deutschland	171	163	189
Europa (ohne Deutschland)	236	241	266
Nord- und Südamerika	138	119	126
Sonstige Regionen	115	98	86
	660	**621**	**667**

Neben diesen Segment-Maßstäben verwendet der Konzern zur Bewertung der allgemeiner Rentabilität und der Cashflows bestimmte Maßstäbe, die in den allgemein anerkannten Rechnungslegungsgrundsätzen nicht fest definiert sind. Zur Bewertung der Rentabilität verwendet die Geschäftsführung das so genannte bereinigte EBITDA. Die Geschäftsführung ist der Ansicht,

5) Segmentberichterstattung (Fortgesetzt)

dass das bereinigte EBITDA eine sinnvollere Grundlage für den Vergleich der Ertragslage des Konzerns verschiedener Geschäftsjahre darstellt. Diese Größe wird wie folgt berechnet:

	30. September		
	2005	2004	2003
		(in T€)	
Segmentergebnis (bereinigtes EBIT)	**43.612**	**18.562**	**42.609**
+ Abschreibungen	16.459	17.476	20.104
Bereinigtes EBITDA	**60.071**	**36.038**	**62.713**

Für Cashflow-Zwecke steuert der Konzern den Cashflow nicht nach Segmenten, sondern verwendet Maßstäbe, die in den allgemein anerkannten Rechnungslegungsgrundsätzen nicht fest definiert sind. Dazu gehören der freie Cashflow und der freie Cashflow vor Zinsen und Steuern. Der freie Cashflow ist als Cashflow vor Finanzierungskosten definiert und wird vom Konzern verwendet, da dieser entweder zur Ausschüttung an die Investoren oder zur Deckung eines sonstigen Finanzmittelbedarfs zur Verfügung steht.

	30. September		
	2005	2004	2003
		(in T€)	
Cashflow aus betrieblicher Tätigkeit	3.749	-1,589	46.322
Cashflow aus Investitionstätigkeit	797	-974	-13.255
Freier Cashflow vor Finanzierung	**4.546**	**-2.563**	**33.067**
Zinszahlungen, netto	14.858	12.541	8.100
Ertragsteuerzahlungen	6.699	5.615	4.300
Freier Cashflow vor Finanzierung, Zins- und Steuerzahlungen	**26.103**	**15.593**	**45.467**

Die Definitionen dieser wichtigsten Maßstäbe für die Bewertung der Ertragskraft des Konzerns weichen unter Umständen von der Definition anderer Gesellschaften ab, und die ausgewiesenen Zahlen sind daher unter Umständen nur eingeschränkt vergleichbar. Diese Maßstäbe sind nicht isoliert zu betrachten und sind kein Ersatz für die übrige Analyse im Abschluss. Insbesondere sind sie von Investoren nicht als Alternative sonstiger Indikatoren der Ertragskraft des Konzerns nach IFRS zu betrachten.

6) Forschungs- und Entwicklungskosten

Die gesamten Forschungs- und Entwicklungskosten des zum 30. September 2005 endenden Geschäftsjahres in Höhe von T€ 12.795 (2004: T€ 14.015, 2003: T€ 26.697) wurden als Aufwand erfasst.

7) Vertriebs- und allgemeine Verwaltungskosten

	30. September		
	2005	2004	2003
		(in T€)	
Vertriebskosten	98.583	92.703	104.431
Allgemeine Verwaltungskosten	62.007	49.165	43.681
Von Demag Holding belastete anteilige Kosten der Konzernzentrale	1.310	3.610	
Vertriebs- und allgemeine Verwaltungskosten	**161.900**	**145.478**	**148.112**

8) Sonstige betriebliche Erträge und Aufwendungen

	30. September		
	2005	2004	2003
		(in T€)	
Währungsgewinne	3.113	690	4.475
Währungsverluste	-1.436	-1.112	-5.210
Gewinn aus dem Abgang langfristiger Vermögenswerte	5.639	5.575	1.584
Verlust aus dem Abgang langfristiger Vermögenswerte	-3.428	-4.316	-1.230
Sonstige Restrukturierungsaufwendungen		-1.017	-1.355
Erträge aus der Auflösung sonstiger Rückstellungen	6.268	504	2.164
Mieteinnahmen aus als Finanzinvestitionen gehaltenen Immobilien	118	216	281
Erträge aus der Rücknahme von Wertberichtigungen	3.710		
Übrige, netto	963	5.643	5.346
Sonstige betriebliche Erträge/(Aufwendungen), netto	**14.947**	**6.183**	**6.055**

9) Erträge aus der Beteiligung an assoziierten Unternehmen

	30. September		
	2005	2004	2003
		(in T€)	
Gewinnanteil an MHE Demag (S) Pte. Ltd., Singapur	669	782	689
gesamt	**669**	**782**	**689**

Der Gewinnanteil an assoziierten Unternehmen entfällt auf den Anteil der Gesellschaft am Gewinn aus der 50-prozentigen Beteiligung an der MHE Demag (S) Pte. Ltd., Singapur.

10) Zinsen und ähnliche Erträge/(Aufwendungen), netto

	30. September		
	2005	2004	2003
		(in T€)	
Währungsgewinne	2.650	6.015	24.962
Währungsverluste	-2.345		
Neubewertung von Zinsswaps zum letzten Börsenkurs	-155	-616	
Amortisation von Kosten der Fremdfinanzierung	-7.105	-7.875	-2.560
Verzinsung Gesellschafterdarlehen (Vanilla Loan)		-5.362	-6.513
Verzinsung Verkäuferdarlehen (Vendor Loan)		-4.217	-9.518
Verzinsung erstrangige Kreditfazilität (Senior Credit)	-2.116	-7.502	-9.459
Zinsaufwand Pensionsrückstellung	-6.759	-6.427	-6.999
Zinsaufwand langfristige Rückstellungen	-744	-1.101	-1.208
Erwartete Rendite des Planvermögens	515	514	-207
Sonstige Zinsen und ähnliche Aufwendungen	-7.507	-2.962	1.156
Zinsen und ähnliche Erträge/(Aufwendungen), netto	**-23.566**	**-29.533**	**-10.346**

Im Geschäftsjahr 2003 wurde der Effekt aus der Bewertung von Zinsswaps zum letzten Börsenkurs in Höhe von T€ 1,900 im Eigenkapital gebucht (T€ 1,159 unter Abzug latenter Steuern). Da die Anforderungen an ein Hedge Accounting nicht mehr erfüllt wurden, wurde dieser Aufwand im Geschäftsjahr 2004 erfolgswirksam aufgelöst.

11) Ertragsteueraufwand

Zum 30. September 2005 wurden die latenten Steuern für die deutschen Gesellschaften auf der Grundlage eines Körperschaftsteuersatzes von 25%, eines Solidaritätszuschlags von 5,5% und von Gewerbeertragsteuer mit einem Gesamtsteuersatz von 39% berechnet. Die latenten Steuern für ausländische Gesellschaften basieren auf den geltenden Steuersätzen des jeweiligen Landes.

Der Ertragsteueraufwand zum 30. September 2005 setzt sich wie folgt zusammen:

	2005	2004	2003
		(in T€)	
Laufende Ertragsteuern			
Deutschland	-92	104	625
andere Länder	4.191	7.936	4.012
Zwischensumme	**4.099**	**8.040**	**4.637**
Latente Steuern			
Deutschland	-5.091	-20.204	-21.669
andere Länder	-1.044	-2.020	-1.041
Zwischensumme	**-6.135**	**-22.224**	**-22.710**
Ertragsteueraufwand	**-2.036**	**-14.184**	**-18.073**

Der Ertragsteueraufwand weicht vom erwarteten aggregierten deutschen Steuersatz (39%) wie folgt ab:

	30. September		
	2005	2004	2003
		(in T€)	
Mit dem dt. Steuersatz von insgesamt 39,0% berechneter Steueraufwand	-2.232	-14.309	-22.298
Sonstige ausländische/dt. Gewerbesteuer	212	-553	-2.392
Änderung Wertberichtigung*	3.000	-2.983	7.739
Sonstige permanente Differenzen	-3.016	3.661	-1.122
Ertragsteueraufwand	**-2.036**	**-14.184**	**-18.073**

* Dieser Betrag entfällt auf die Auflösung einer zum 30. September 2003 vorgenommenen Wertberichtigung in Höhe von T€ 3.000 auf eine aktive latente Steuer auf Verlustvorträge der deutschen Gesellschaft DCC HoldCo 3 GmbH. Die Auflösung basiert aufgrund verbesserter Zukunftserwartungen und der entsprechend erhöhten Werthaltigkeit des Steueranspruchs.

Unmittelbar im Eigenkapital erfasste(r) latente(r) Steueraufwand/-gutschriften:

	30. September		
	2005	2004	2003
		(in T€)	
Auf Sicherungsgeschäfte entfallend			742
Auf versicherungsmathem. Gewinne und Verluste in Pensionen entfallend	4.593	742	-838
Sonstige	125		
	4.718	**742**	**-96**

Zu den aktiven und passiven latenten Steuern wird auf Anmerkung 19 des Anhangs "Aktive und passive latente Steuern" verwiesen.

12) Geschäfts- oder Firmenwert und sonstige immaterielle Vermögenswerte

	Geschäfts- oder Firmen-wert	Marken-zeichen	Patente	Software	Dienst-leistungs-verträge	Sonstige	Gesamt
				(in T€)			
Anschaffungskosten							
Stand 1. Oktober 2002	112.001	17.514	15.321		22.744	24.693	**192.273**
Zugänge			201			4.365	**4.566**
Abgänge	-354					-19.610	**-19.964**
Umgliederungen	-4					49	**45**
Auswirkung von Wechselkursschwankungen			-5			-137	**-142**
Stand 30. September 2003	**111.643**	**17.514**	**15.517**	**0**	**22.744**	**9.360**	**176.778**
Stand 1. Oktober 2003	111.643	17.514	15.517		22.744	9.360	**176.778**
Zugänge	173			3.614		358	**4.145**
Abgänge	-610			-1.058		-356	**-2.024**
Umgliederungen			-412	8.247		-7.640	**195**
Auswirkung von Wechselkursschwankungen			-3	1		-59	**-61**
Stand 30. September 2004	**111.206**	**17.514**	**15.102**	**10.804**	**22.744**	**1.663**	**179.033**
Stand 1. Oktober 2004	111.206	17.514	15.102	10.804	22.744	1.663	**179.033**
Zugänge	1.150		17	2.117		18	**3.302**
Abgänge	-200			-106			**-306**
Umgliederungen	84					201	**285**
Sonstige Veränderungen	27						**27**
Auswirkung von Wechselkursschwankungen	20		2	57		53	**132**
Stand 30. September 2005	**112.287**	**17.514**	**15.121**	**12.872**	**22.744**	**1.935**	**182.473**
Abschreibungen und Wertminderungsaufwand							
Stand 1. Oktober 2002							
Abschreibungen des Jahres			-3.083		-3.791	-21.429	**-28.303**
Abgänge						19.348	**19.348**
Auswirkung von Wechselkursschwankungen			1			24	**25**
Stand 30. September 2003	**0**	**0**	**-3.082**	**0**	**-3.791**	**-2.057**	**-8.930**
Stand 1. Oktober 2003			-3.082		-3.791	-2.057	**-8.930**
Abschreibungen des Jahres			-3.038	-2.534	-3.790	-318	**-9.680**
Wertminderungsaufwand		-2.224	-1.670				**-3.894**
Abgänge				1.049		356	**1.405**
Umgliederungen			63	-1.320		1.257	
Auswirkung von Wechselkursschwankungen			1			25	**26**
Stand 30. September 2004		**-2.224**	**-7.726**	**-2.805**	**-7.581**	**-737**	**-21.073**
Stand 1. Oktober 2004		-2.224	-7.726	-2.805	-7.581	-737	**-21.073**
Abschreibungen des Jahres			-3.031	-3.283	-3.791	-271	**-10.376**
Wertminderungsaufwand				-23		-92	**-115**
Auflösung Wertminderungsaufwand		2.040	1.670				**3.710**
Abgänge				99			**99**
Auswirkung von Wechselkursschwankungen			-2	-38		-30	**-70**
Stand 30. September 2005		**-184**	**-9.089**	**-6.050**	**-11.372**	**-1.130**	**-27.825**
Buchwerte							
Stand 1. Oktober 2002	112.001	17.514	15.321	0	22.744	24.693	**192.273**
Stand 30. September 2003	111.643	17.514	12.435		18.953	7.303	**167.848**
Stand 1. Oktober 2003	111.643	17.514	12.435		18.953	7.303	**167.848**
Stand 30. September 2004	111.206	15.290	7.376	7.999	15.163	926	**157.960**
Stand 1. Oktober 2004	111.206	15.290	7.376	7.999	15.163	926	**157.960**
Stand 30. September 2005	112.287	17.330	6.032	6.822	11.372	805	**154.648**

12) Geschäfts- oder Firmenwert und sonstige immaterielle Vermögenswerte (Fortgesetzt)

Abschreibungen und Wertminderungsaufwand

Die Abschreibungen und der Wertminderungsaufwand sind in den folgenden Posten der Gewinn- und Verlustrechnung enthalten:

	30. September		
	2005	2004	2003
		(in T€)	
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	10.018	13.216	27.554
Forschung und Entwicklung	1	311	1
Vertriebs- und allg. Verwaltungskosten	472		722
Sonstige betriebliche Aufwendungen		47	26
	10.491	**13.574**	**28.303**

Geschäfts- oder Firmenwert

Der Geschäfts- oder Firmenwert stammt in erster Linie aus dem Erwerb. Ein Wertminderungstest ergab, dass im Geschäftsjahr 2005 kein Wertminderungsaufwand zu berücksichtigen war. Der Konzern holt derzeit weitere genauere Informationen zu bestimmten nach der Geschäftsvereinbarung erforderlichen Anpassungen ein, darunter Steuererstattungen der Siemens AG für alle nach dem 30. Juni 2002 in Bezug auf die Periode vor dem 30. Juni 2002 gezahlten Steuerarten. Dementsprechend unterliegen bestimmte Kaufpreiszuordnungen einer Anpassung.

Wertberichtigungen bei immateriellen Vermögenswerten und Wertaufholungen

Der Wertminderungsaufwand, der sich insgesamt auf T€ 115 beläuft, ergibt sich bei der Demag Cranes & Components Qinhuangdao Co. Ltd. und entfällt mit T€ 23 auf Software und mit T€ 92 auf sonstige immaterielle Vermögenswerte. Die Auflösung von Wertberichtigungen in Höhe von T€ 3.710 ergibt sich bei der Demag Cranes & Components GmbH, Wetter, und entfällt mit T€ 2.040 auf Markenzeichen und mit T€ 1.670 auf Patente. Die Wertaufholung erfolgte auf Grund verbesserter Umsatzerwartungen der entsprechenden Produktgruppen.

Überprüfung von Zahlungsmittel generierende Einheiten mit einem Geschäfts- oder Firmenwert auf Wertminderung

Der Geschäfts- oder Firmenwert wurde der Gesellschaft insgesamt zugeordnet. Die Gesellschaft repräsentiert somit sämtliche Zahlungsmittel generierenden Einheiten, die einem Wertminderungstest unterzogen werden.

DCC HOLDCO 3 (DREI) GmbH, WETTER

KONZERNABSCHLUSS

KONZERNANHANG (Fortgesetzt)

13) Sachanlagen

	Grundstücke	Gebäude	Technische Anlagen und Maschinen	Andere Anlagen, BGA	Geleistete Anzahlungen und Anlagen im Bau	Finanzierungs-leasing	Summe
				(in T€)			
Anschaffungs- und Herstellungskosten							
Stand 1. Oktober 2002	22.319	66.534	57.179	16.267	2.044	14	**164.357**
Unternehmenserwerbe durch Unternehmenszusammenschlüsse							
Sonstige Unternehmenserwerbe		447	7.038	4.200	2.473		**14.158**
Abgänge	−1.011	−1.433	−1.456	−1.818	−30		**−5.748**
Umgliederungen		−202	426	531	−904		**−149**
Auswirkung von Wechselkursschwankungen	−558	−704	−249	−399	−30	−2	**−1.942**
Stand 30. September 2003	**20.750**	**64.642**	**62.938**	**18.781**	**3.553**	**12**	**170.676**
Stand 1. Oktober 2003	20.750	64.642	62.938	18.781	3.553	12	**170.676**
Unternehmenserwerbe durch Unternehmenszusammenschlüsse							
Sonstige Unternehmenserwerbe	469	4.616	4.676	2.635	455	47	**12.898**
Umbuchung zu als Finanzinvestitionen gehaltenen Immobilien							
Abgänge	−3.584	−5.908	−5.297	−3.227	5		**−18.011**
Umgliederungen		2.491	786	−365	−2.669		**243**
Auswirkung von Wechselkursschwankungen	−124	−103	−94	−123	−23		**−467**
Stand 30. September 2004	**17.511**	**65.738**	**63.009**	**17.701**	**1.321**	**59**	**165.339**
Stand 1. Oktober 2004	17.511	65.738	63.009	17.701	1.321	59	**165.339**
Unternehmenserwerbe durch Unternehmenszusammenschlüsse							
Sonstige Unternehmenserwerbe	130	101	5.171	1.801	2.518		**9.721**
Umgliederung zu als Finanzinvestitionen gehaltenen Immobilien	−6.541	−17.355					**−23.896**
Abgänge	−5.033	−5.046	−1.858	−2.445	−438		**−14.820**
Umgliederungen		299	850	−404	−947		**−202**
Auswirkung von Wechselkursschwankungen	123	1.257	595	460	158	4	**2.597**
Stand 30. September 2005	**6.190**	**44.994**	**67.767**	**17.113**	**2.612**	**63**	**138.739**

13) Sachanlagen (Fortgesetzt)

	Grundstücke	Gebäude	Technische Anlagen und Maschinen	Andere Anlagen, BGA	Geleistete Anzahlungen und Anlagen im Bau	Finanzierungs-leasing	Summe
				(in T€)			
Abschreibungen und Wertminderungsaufwand							
Stand 1. Oktober 2002							
Abschreibungen des Jahres	−18	−4.776	−11.019	−7.186		−9	**−23.008**
Wertminderungsaufwand							
Umgliederungen		35	164	1.148			**1.347**
Umgliederungen							
Auswirkung von Wechselkursschwankungen	1	19	25	42			**87**
Stand 30. September 2003	**−17**	**−4.722**	**−10.830**	**−5.996**	**0**	**−9**	**−21.574**
Stand 1. Oktober 2003	−17	−4.722	−10.830	−5.996		−9	**−21.574**
Abschreibungen des Jahres	−16	−4.068	−10.026	−5.699		−8	**−19.817**
Auflösung Wertminderungsaufwand							
Umbuchung zu als Finanzinvestitionen gehaltenen Immobilien							
Abgänge		518	1.288	2.724			**4.530**
Umgliederungen							
Auswirkung von Wechselkursschwankungen	1	22	1	76			**100**
Stand 30. September 2004	**−32**	**−8.250**	**−19.567**	**−8.895**	**0**	**−17**	**−36.761**
Stand 1. Oktober 2004	−32	−8.250	−19.567	−8.895		−17	**−36.761**
Abschreibungen des Jahres	−5	−2.924	−9.797	−3.663		−13	**−16.402**
Auflösung Wertminderungsaufwand			−9				**−9**
Umbuchung zu als Finanzinvestitionen gehaltenen Immobilien		2.439	65	−65			**2.439**
Abgänge	37	697	943	1.739			**3.416**
Umgliederungen							
Auswirkung von Wechselkursschwankungen		−175	−113	−216		−1	**−505**
Stand 30. September 2005	**0**	**−8.213**	**−28.478**	**−11.100**	**0**	**−31**	**−47.822**
Buchwerte							
Stand 1. Oktober 2002	22.319	66.534	57.179	16.267	2.044	14	**164.357**
Stand 30. September 2003	20.733	59.920	52.108	12.785	3.553	3	**149.102**
Stand 1. Oktober 2003	20.733	59.920	52.108	12.785	3.553	3	**149.102**
Stand 30. September 2004	17.479	57.488	43.442	8.806	1.321	42	**128.578**
Stand 1. Oktober 2004	17.479	57.488	43.442	8.806	1.321	42	**128.578**
Stand 30. September 2005	6.190	36.781	39.289	6.013	2.612	32	**90.917**

13) Sachanlagen (Fortgesetzt)

Wertberichtigungen und Wertaufholungen

Im Geschäftsjahr 2005, 2004 und 2003 wurden bei den Sachanlagen weder außerplanmäßigen Abschreibungen noch Wertaufholung vorgenommen.

Geleaste Maschinen und Anlagen

Folgende Beträge im Zusammenhang mit Finanzierungsleasingverhältnissen wurden unter den Sachanlagen ausgewiesen:

	30. September		
	2005	2004	2003
		(in T€)	
Technische Anlagen, Betriebs – und Geschäftsausstattung	63	59	12
Abzgl. kumulierte Abschreibungen	–31	–17	–9
Gesamt	**32**	**42**	**3**

Die langfristigen Verbindlichkeiten zum 30. September 2005 enthalten Verpflichtungen aus Finanzierungsleasingverhältnissen in Höhe von T€ 11 (Nettobarwert; 2004: T€ 24, 2003: T€ 12).

Zu den Verpflichtungen aus Finanzierungsleasingverhältnissen und sonstigen Angaben zu Leasingverhältnissen siehe Anmerkung 33 des Anhangs "Leasing".

Anlagen im Bau

Die Anlagen im Bau enthalten folgende Posten:

	in T€
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai:	
Neue Fertigungslinien für DR, DC und Beantragung Produktionsgenehmigung	1.246
Demag Cranes & Components Corp., Cleveland:	
Siemens Uniload – Logistik – Projekt und Doppeltfalz – Montagevorrichtungen	786

14) Als Finanzinvestitionen gehaltene Immobilien

	Grundstücke	Bauten und Mietereinbauten	Gesamt
		(in T€)	
Anschaffungskosten			
Stand 1. Oktober 2002	862	1.522	**2.384**
Abgänge	-124	-342	**-466**
Auswirkung von Wechselkursschwankungen	8	1	**9**
Stand 30. September 2003	**746**	**1.181**	**1.927**
Stand 1. Oktober 2003	746	1.181	**1.927**
Abgänge	-226	-420	**-646**
Auswirkung von Wechselkursschwankungen	1		**1**
Stand 30. September 2004	**521**	**761**	**1.282**
Stand 1. Oktober 2004	521	761	**1.282**
Umbuchung in/aus Sachanlagen	6.541	17.355	**23.896**
Abgänge		-54	**-54**
Auswirkung von Wechselkursschwankungen	8	29	**37**
Stand 30. September 2005	**7.070**	**18.091**	**25.161**
Abschreibungen und Wertminderungsaufwand			
Stand 1. Oktober 2002			
Abschreibungen des Geschäftsjahrs		-89	**-89**
Stand 30. September 2003		**-89**	**-89**
Stand 1. Oktober 2003		-89	**-89**
Abschreibungen des Geschäftsjahrs		-60	**-60**
Abgänge		28	**28**
Stand 30. September 2004		**-121**	**-121**
Stand 1. Oktober 2004		-121	**-121**
Abschreibungen des Geschäftsjahrs		-1.027	**-1.027**
Umbuchung in/aus Sachanlagen		-2.439	**-2.439**
Abgänge		54	**54**
Auswirkung von Wechselkursschwankungen		-6	**-6**
Stand 30. September 2005		**-3.539**	**-3.539**
Buchwerte			
Stand 1. Oktober 2002	862	1.522	**2.384**
Stand 30. September 2003	746	1.092	**1.838**
Stand 1. Oktober 2003	746	1.092	**1.838**
Stand 30. September 2004	521	640	**1.161**
Stand 1. Oktober 2004	521	640	**1.161**
Stand 30. September 2005	**7.070**	**14.552**	**21.622**
beizulegende Werte			
Stand 30. September 2005	8.719	14.810	**23.529**

Als Finanzinvestitionen gehaltene Immobilien werden zu Anschaffungskosten bewertet.

14) Als Finanzinvestitionen gehaltene Immobilien (Fortgesetzt)

Nach dem erstmaligen Ansatz werden als Finanzinvestitionen gehaltene Immobilien gemäß IAS 40 nach dem Anschaffungskostenmodell bewertet (Anschaffungskosten abzüglich Abschreibungen und kumulierter Wertminderung). Die Abschreibungen werden nach der linearen Methode über die betriebsgewöhnliche Nutzungsdauer (10-20 Jahre) des betreffenden Vermögenswerts berechnet.

Die in der Gewinn- und Verlustrechnung angesetzten Mieteinnahmen in der Berichtsperiode belaufen sich auf T€ 118 (2004: T€ 216, 2003: T€ 281) und die betrieblichen Aufwendungen auf T€ 30 (2004: T€ 53, 2003: T€ 79).

15) Anteile an assoziierten Unternehmen

Der Konzern hält folgende Anteile an assoziierten Unternehmen:

	Land	30. September 2005	2004	2003	1. Oktober 2002
		(Beteiligung in %)			
MHE Demag (S) Pte. Ltd.	Singapur	50%	50%	50%	50%

Der Anteil des Konzerns an den insgesamt nach dem Erwerb erfassten Gewinnen und Verlusten aus obigem assoziierten Unternehmen für das Geschäftsjahr 2005 belief sich auf T€ 669 (2004: T€ 782, 2003: T€ 689). Die in den Umsatzerlösen des Geschäftsjahrs 2005 enthaltenen Lieferungen an MHE betragen T€ 13.336 (2004: T€ 10.250, 2003: T€ 10.110).

Die in der Gewinn- und Verlustrechnung erfassten Erträge aus der Beteiligung an assoziierten Unternehmen wird in der entsprechenden Anmerkung 9 des Anhangs erläutert.

Für die Verbindlichkeiten des assoziierten Unternehmens wurden keine Bürgschaften übernommen.

Die folgende Tabelle zeigt die Kennzahlen der MHE Demag (S) Pty. Ltd., die lediglich den Anteil der Demag von 50% widerspiegeln:

	31. Dezember 2004	2003	2002
		(in T€)	
Umsatzerlöse	21.033	15.826	18.283
Jahresergebnis	1.559	1.488	689
Langfristige Aktiva	3.560	3.571	5.098
Kurzfristige Aktiva	14.528	14.446	14.041
Rückstellungen	954	1.129	1.299
Verbindlichkeiten und Eigenkapital	17.134	16.888	17.840

Es liegen lediglich Abschlüsse der MHE zum 31. Dezember vor.

16) Sonstige Finanzinvestitionen

	30. September 2005	2004	2003
		(in T€)	
Anteile an sonstigen verb. Unternehmen	15	15	15
Sonstige Beteiligungen	24	27	27
Langfristige Wertpapiere	845	817	749
Langfristige Finanzinvestitionen, netto	**884**	**859**	**791**

17) Nicht amortisierte Kosten der Fremdfinanzierung

Die nicht amortisierten Kosten der Fremdfinanzierung in Höhe von T€ 3.205 (2004: T€ 5.518; 2003: T€ 11.397) entfallen auf die lang- und kurzfristigen Verbindlichkeiten der Gesellschaft und werden nach der Effektivzinsmethode über die Laufzeit der entsprechenden Verbindlichkeiten abgeschrieben. Der Abschreibungsaufwand belief sich zum 30. September 2005 einschließlich der vollständigen Abschreibung der bestehenden Kosten für die Fremdfinanzierung nach der Refinanzierung von Schulden zum 31. Januar 2005 auf T€ 7.105. Neue Kosten der Fremdfinanzierung werden in Höhe von T€ 4.994 aktiviert. Zum 30. September 2004 beliefen sich die Abschreibungen auf insgesamt T€ 7.875 einschließlich der vollständigen Abschreibung des auf die festverzinslichen garantierten nachrangigen unbesicherten Schuldverschreibungen entfallenden Anteils, die im Februar 2004 zurückgezahlt wurden. Im September 2004 wurden auf Grund der obligatorischen Rückzahlung erstrangiger Schuldtitel zusätzliche Abschreibungen gebucht. Die Erhöhung der Kosten für die Fremdfinanzierung ist auf die Finanzierung der Mezzanin-Darlehen und die Refinanzierung durch erstrangige Schuldtitel im Februar/März 2004 zurückzuführen. Wir verweisen auf Anmerkung 26 des Anhangs "Langfristige verzinsliche Darlehen".

18) Sonstige langfristige Vermögenswerte

	30. September		
	2005	2004	2003
		(in T€)	
Nicht finanzielle Forderungen gegen verbundene Unternehmen		3.127	155
Sonstige langfristige Vermögenswerte	3.047	3.346	3.621
Sonstige langfristige Vermögenswerte	**3.047**	**6.473**	**3.776**

19) Aktive und passive latente Steuern

Die aktiven und passiven latenten Steuern sind folgenden Posten zuzuordnen:

	30. September		
	2005	2004	2003
		(in T€)	
Forderungen und sonstige Vermögenswerte	786	1.066	4.937
Vorräte	5.755	6.012	5.038
Immaterielle Vermögenswerte	2.229	75	223
Sachanlagen	1.803	946	1.639
Verlustvorträge und Steuergutschriften	44.322	45.180	39.031
Rückstellungen und Verbindlichkeiten	38.527	35.630	34.289
Sonstige	230	11.900	661
Zwischensumme (Aktiva)	**93.652**	**100.809**	**85.818**
Wertberichtigungen	-13.829	-38.141	-41.124
Saldierung	-9.242		
Aktive latente Steuern	**70.581**	**62.668**	**44.694**
Forderungen und sonstige Vermögenswerte	55	100	1.785
Vorräte	178	145	1.871
Immaterielle Vermögenswerte	5.195	8.952	8.617
Sachanlagen	15.322	12.675	15.312
Rückstellungen und Verbindlichkeiten	1.815	3.806	1.215
Sonstige	71	12.385	10.342
Abzug von Wertberichtigungen		-21.179	-21.179
Zwischensumme (Passiva)	**22.636**	**16.884**	**17.963**
Saldierung	-9.242		
Passive latente Steuern, netto	**13.394**	**16.884**	**17.963**
Aktive latente Steuern, netto	**57.187**	**45.784**	**26.731**

Veränderungen der latenten Steuern werden entweder erfolgswirksam erfasst oder im Eigenkapital verrechnet. Zu Einzelheiten wird auf Anmerkung 11 des Anhangs "Ertragsteueraufwand" verwiesen.

Die Realisierung aktiver latenter Steuern hängt davon ab, ob in künftigen Perioden ausreichend steuerpflichtiges Einkommen erzielt wird. Im Hinblick auf die verbesserten Rentabilitätsaussichten ist die Geschäftsführung der Ansicht, dass eine Realisierung der aktiven latenten Steuern unter Abzug der Wertberichtigungen wahrscheinlich ist.

Die Gesellschaft verfügt über Verlustvorträge, die sich wie folgt zusammensetzen:

	30. September		
	2005	2004	2003
		(in T€)	
Deutschland Körperschaftsteuer	113.194	104.408	95.269
Gewerbeertragsteuer	80.981	76.733	78.826
andere Länder	17.501	19.102	8.102

Verluste können in Deutschland unbegrenzt vorgetragen werden. Von den ausländischen Verlustvorträgen laufen T€ 14.873 in den nächsten fünf Jahren aus und T€ 2.628 danach. Die restlichen ausländischen Verlustvorträge können unbegrenzt vorgetragen werden. In Deutschland und nach den gesetzlichen Regelungen bestimmter anderer Länder unterliegt die Verwendung künftiger Verlustvorträge der Mindestbesteuerung.

20) Vorräte

	30. September		
	2005	2004	2003
		(in T€)	
Roh-, Hilfs- und Betriebsstoffe	28.569	21.213	19.702
Unfertige Erzeugnisse, unfertige Leistungen	83.309	78.288	91.289
Fertige Erzeugnisse und zur Weiterveräußerung bestimmte Produkte	7.849	9.704	9.747
Vorräte, netto	**119.727**	**109.205**	**120.738**

21) Forderungen aus Lieferungen und Leistungen

	30. September		
	2005	2004	2003
		(in T€)	
Kurzfristige Forderungen aus Lieferungen und Leistungen an Dritte	130.348	133.006	144.398
Wechselforderungen	60	11	
Abzgl. Wertberichtigung auf zweifelhafte Forderungen	-7.537	-7.676	-8.073
Forderungen aus Lieferungen und Leistungen, netto	**122.871**	**125.341**	**136.325**
Kurzfristige Forderungen aus Lieferungen und Leistungen gegen verbundene Unternehmen	6.500	4.921	8.946
Kurzfristige Forderungen aus Lieferungen und Leistungen gegen nahe stehende Unternehmen	841	893	1.502
Abzgl. Wertberichtigung für zweifelhafte Forderungen	-1.306	-1.163	-1.076
Kurzfristige Forderungen gegen nahe stehende Unternehmen, netto	**6.035**	**4.651**	**9.372**
Forderungen aus Lieferungen und Leistungen, netto, gesamt	**128.906**	**129.992**	**145.697**

Bei den Forderungen aus Lieferungen und Leistungen handelt es sich in erster Linie um unverzinsliche Forderungen.

22) Fertigungsaufträge

Die Gesellschaft macht von der Gewinnrealisierung nach dem Leistungsfortschritt Gebrauch. Zum 30. September 2005 beliefen sich die entsprechenden Umsatzerlöse (Aufwendungen und Erträge) auf T€ 2.879 (2004: T€ 1.950; 2003: T€ 8.875). Die Vorauszahlungen von Kunden für nach dem Fertigstellungsgrad bilanzierte Aufträge betrugen zum 30. September 2005 T€ 3.645 (2004: T€ 2.067; 2003: T€ 8.222).

23) Sonstige kurzfristige Vermögenswerte

	30. September		
	2005	2004	2003
		(in T€)	
Sonstige Steuerforderungen	5.593	3.915	5.174
Forderungen gegen Arbeitnehmer	916	812	845
Vorauszahlungen	239	443	340
Aktive Rechnungsabgrenzungsposten	3.311	2.973	1.817
Finanzielle Forderungen gegen verbundene Unternehmen		5.707	3.158
Nicht finanzielle Forderungen gegen verbundene Unternehmen			19.773
Derivative Finanzinstrumente	104	393	20
Übrige	4.242	1.419	2.962
Sonstige kurzfristige Vermögenswerte, netto	**14.405**	**15.662**	**34.089**

24) Zahlungsmittel und Zahlungsmitteläquivalente

Die Zahlungsmittel und Zahlungsmitteläquivalente belaufen sich zum 30. September 2005 auf T€ 39.454, davon T€ 110 mit Beschränkung hinsichtlich der Verwendung (2004: T€ 26.951, 2003: T€ 28.833, davon T€ 8 und T€ 0 mit Beschränkung hinsichtlich der Verwendung).

25) Eigenkapital und Rücklagen

In der Konzerneigenkapitalveränderungsrechnung sind die Änderungen des Eigenkapitals und der Rücklagen zusammengefasst (siehe Seite 9).

Kapitalrücklagen

Die Kapitalrücklage der DCC HoldCo 3 (drei) GmbH wurde durch eine Zahlung in Höhe von T€ 100.000 durch den mittelbaren Gesellschafter Stabilus B.V. auf Betreiben des Gesellschafters DCC Luxembourg 2 S.à r.l. erhöht. Die Zahlung erfolgte ohne Gegenleistung und als Nachschuss zur Einlage in die Kapitalrücklage der Gesellschaft. Die Kapitalrücklage erhöhte sich durch Zahlungen von Geschäftsführern und leitenden Angestellten im Rahmen des Management Equity Program ("MEP") um T€ 175.

Aufstellung aller im Konzernabschluss erfassten Erträge und Aufwendungen

Umrechnungsrücklage

Die Umrechnungsrücklage enthält sämtliche Währungsdifferenzen aus der Umrechnung der Abschlüsse ausländischer Unternehmen, die integrierte Teileinheiten der Gesellschaft sind, sowie aus der Umrechnung von Verbindlichkeiten aus der Sicherung der Nettofinanzinvestition der Gesellschaft in eine ausländische Tochtergesellschaft.

Rücklage aus der Bewertung von derivativen Sicherungsinstrumenten

Diese Sicherungsrücklage enthält den effektiven Teil der kumulierten Nettoveränderung des Marktwerts von Cashflow-Sicherungsinstrumenten im Zusammenhang mit noch nicht getätigten Sicherungsgeschäften.

Rücklage für Veränderungen des Marktwerts

Die Rücklage für Veränderungen des Marktwerts enthält die kumulierte Nettoveränderung des beizulegenden Werts von zur Veräußerung gehaltenen Finanzinvestitionen bis zur Ausbuchung der Finanzinvestitionen.

Versicherungsmathematische Gewinne und Verluste

Die Aufstellung aller im Konzernabschluss erfassten Erträge und Aufwendungen enthält die bei Anfall bilanzierten versicherungsmathematischen Gewinne und Verluste im Zusammenhang mit Pensionsleistungen.

26) Langfristige verzinsliche Darlehen

Diese Anmerkung des Anhangs enthält Angaben zu den vertraglichen Laufzeiten der verzinslichen Darlehen des Konzerns. Zu den Zins- und Währungsrisiken des Konzerns siehe Anmerkung 27 des Anhangs "Finanzinstrumente".

Langfristige Verbindlichkeiten nach der Refinanzierung zum 31. Januar 2005 und sonstige langfristige Schulden

	30. September						
	2005			2004		2003	
	Nominalzins	Effektivzins	Buchwert	Effektivzins	Buchwert	Effektivzins	Buchwert
	(Buchwerte in T€)						
Sonstige Bankschulden			580		625		355
MEP-Darlehen							2.430
Verpflichtungen aus Finanzierungsleasingverhältnissen			22		48		19
Festverzinsl. garantierte nachrangige unbesicherte Darlehensschuldverschreibungen, fällig am 24. September 2013 ("Vendor Loan Note")							104.703
Gesellschafterdarlehen (Vanilla Loan)							71.639
sonstige Darlehen von verbundenen Unternehmen			34.103		180.555		
Marktwert Zinsswaps			880		617		
sonstige Schuldtitel			161				
erstrangige und Mezzanin-Kreditvereinbarungen:							
Mezzanin-Schulden							
erstrangige Schuldtitel, Tranche A, in €, fällig bis 30. September 2009;				3,670%	19.572		
erstrangige Schuldtitel, Tranche A, in US-Dollar, fällig bis 30. September 2009;				3,730%	11.118	3,730%	82.486
erstrangige Schuldtitel, Tranche A, in Pfund Sterling, fällig bis 30. September 2009;				6,670%	8.381		
erstrangige Schuldtitel, Tranche B, in €, fällig am 31. März 2010 und 30. September 2010;				4,170%	9.154	4,170%	25.000
erstrangige Schuldtitel, Tranche B, in US-Dollar, fällig am 31. März 2010 und 30. September 2010;						3,930%	23.355
erstrangige Schuldtitel, Tranche C, in US-Dollar, fällig am 31. März 2011 und 30. September 2011;				5,170%	24.749	5,170%	27.602
konzernintern befristeter Kredit, Tranche A, in €, fällig am 30. Sept. 2011	4,563%	4,563%	25.358				
konzernintern befristeter Kredit, Tranche A, in US-Dollar, fällig am 30. Sept. 2011	6,575%	6,575%	19.328				
konzernintern befristeter Kredit, Tranche A, in Pfund Sterling, fällig am 30. Sept. 2011	6,951%	6,951%	13.931				
konzerninterner erstrangiger befristeter Kredit, Tranche B, in €, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2012	4,813%	4,813%	45.000				
konzerninterner erstrangiger befristeter Kredit, Tranche B, in €, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2013	5,313%	5,313%	45.000				
Zwischensumme			**184.363**		**254.819**		**337.589**
abzgl. kurzfristiger Fälligkeiten			6.342		2.635		11.347
langfristige Schuldtitel			**178.021**		**252.184**		**326.242**

26) Langfristige verzinsliche Darlehen (Fortgesetzt)

Die langfristigen Schuldtitel zum 30. September 2005 haben folgende Laufzeiten:

	Kurzfristig	Langfristig					Gesamt
	<1 Jahr	1-2 Jahre	2-3 Jahre	3-4 Jahre	4-5 Jahre	>5 Jahre	langfristig
				(in T€)			
Erstrangige Schuldtitel	6.170	7.713	9.256	11.723	11.723	102.032	**142.447**
Leasingverbindlichkeit	11	11					**11**
Divisionsfinanzverbindlichkeiten		53	55			472	**580**
Swaps		880					**880**
Sonstige Darlehen, sonstige "Silos"			23.103			11.000	**34.103**
Sonstige Schuldtitel	161						
Gesamt	**6.342**	**8.657**	**32.414**	**11.723**	**11.723**	**113.504**	**178.021**

Die Gesellschaft schätzt, dass sämtliche Schulden auf der Grundlage der aktuellen Zinssätze und Laufzeiten in etwa dem Marktwert entsprechen.

Finanzierungsvereinbarungen

Finanzierung des Unternehmenserwerbs

Der Gesamterwerb der sieben Geschäftsbetriebe im Jahre 2002 wurde in erster Linie durch Inanspruchnahme gemäß einer im September 2002 geschlossenen Vereinbarung über erstrangige Kreditfazilitäten in Höhe von T€ 825.000 ("die Kreditfazilität 2002"), Ausgabe einer festverzinslichen Schuldverschreibung in Höhe von T€ 215.000 an die Siemens AG ("Vendor Loan Note") und Gesellschafterdarlehen in Höhe von T€ 200.000 (das "Vanilla Loan") finanziert, wovon T€ 190.000 erstrangige Schuldtitel, T€ 95.000 des Vendor Loan Note und T€ 65.000 des Vanilla Loan dem Konzern unmittelbar zugerechnet wurden.

Die ursprünglich am 24. September 2013 fällige Vendor Loan Note wurde zusammen mit den Zinsen im Februar 2004 zurückgezahlt, da die Bedingungen für die obligatorische Rückzahlung erfüllt waren.

Auf das mit DCC in Zusammenhang stehende Vanilla Loan (Darlehensbetrag zuzüglich aufgelaufener Zinsen) in Höhe von T€ 77.002 wurde im Juni 2004 verzichtet.

Sämtliche, gemäß der Kreditfazilität 2002 ausstehenden Beträge wurden Ende 2004 umfinanziert.

Erstrangige und Mezzanin-Kreditvereinbarungen

Am 23. Dezember 2004 schloss die Gesellschaft eine Vereinbarung über erstrangige Kreditfazilitäten und eine Vereinbarung über Mezzanin-Kreditfazilitäten (zusammen "die Kreditvereinbarungen") mit bestimmten Kreditinstituten, darunter die an Demag Mezz S.à r.l. ("Demag Mezz") zur Verfügung gestellten Mezzanin-Schuldtitel in Höhe von T€ 100.000, und die an Demag Finance S.à r.l. ("Demag Finance") zur Verfügung gestellten erstrangigen Schuldtitel in Höhe von T€ 500.000 sowie eine dem Demag-Konzern als Kreditlinie gewährte revolvierende Kreditfazilität von bis zu T€ 250.000. Die Gesellschaft ist der ursprüngliche Garantiegeber gemäß den Kreditvereinbarungen. Demag Mezz und Demag Finance sind 100-prozentige Tochtergesellschaften der Demag Investments S.à r.l.

Die von DCC in Anspruch genommenen erstrangigen Schuldtitel aus konzerninternen Darlehen der Demag Finance beliefen sich auf insgesamt T€ 148.617.

Die Kreditvereinbarungen enthalten bestimmte finanzielle Vertragsklauseln, darunter die in den Kreditvereinbarungen festgelegten Bedingungen einer Mindestzinsdeckung (Verhältnis des Jahresergebnisses vor Zinsergebnis, Ertragsteuern und Abschreibungen (EBITDA) zu den Nettobarzinsen), eines bestimmten Verhältnisses des Cashflows zum Gesamtschuldendienst, eines

26) Langfristige verzinsliche Darlehen (Fortgesetzt)

bestimmten Verhältnisses von Fremd- zu Eigenkapital und Investitionen. Die nach den Kreditvereinbarungen gewährten Kredite sind im Wesentlichen durch sämtliche Aktiva der Gesellschaft und ihrer Tochtergesellschaften besichert.

27) Finanzinstrumente

Die Gesellschaft tätigt Geschäfte in zahlreichen wichtigen Währungen und ist daher dem Risiko nachteiliger Wechselkursschwankungen ausgesetzt. Die Gesellschaft begegnet diesen Risiken durch Einsatz derivativer Finanzinstrumente. Ohne diese Instrumente wäre der Konzern größeren Marktrisiken ausgesetzt. Die Gesellschaft setzt derivative Finanzinstrumente ausschließlich für Zwecke des Risikomanagements ein.

Währungsrisiko

Die Gesellschaft unterhält globale Geschäftsbeziehungen und ist daher auch Währungsrisiken ausgesetzt. Auf Grund der Politik der Gesellschaft zur Absicherung von Risiken werden Devisentermingeschäfte abgeschlossen, um das Währungsrisiko zu verringern und Cashflows in Fremdwährung zu stabilisieren.

Ausfallrisiko

Aus ihrem Forderungsbestand ist die Gesellschaft möglicherweise Kreditausfallrisiken aus der Konzentration des Kundenportfolios ausgesetzt. Die Gesellschaft räumt im Rahmen der gewöhnlichen Geschäftstätigkeit Zahlungsziele ein und nimmt laufend Bewertungen der Debitoren hinsichtlich bestimmter Finanzkonditionen ihrer Kunden vor, verlangt im Allgemeinen aber keine Besicherung solcher Forderungen. Die Gesellschaft nimmt für zweifelhafte Forderungen auf Grund von Faktoren wie dem Ausfallrisiko bestimmter Kunden, historischer Entwicklungen und sonstiger Informationen eine Wertberichtigung vor.

Zinsänderungsrisiko

Da die Gesellschaft eine Vereinbarung über variabel verzinsliche Kreditfazilitäten geschlossen hat, ist der Konzern Zinsänderungsrisiken ausgesetzt. Auf Grund der Finanzschulden ist die Gesellschaft dem Risiko sich ändernder Zinszahlungen auf Grund von Zinssatzänderungen ausgesetzt. Nach Ansicht der Geschäftsführung ist die Veränderlichkeit eines Teils der Zinszahlungen nach dem Vorsichtsprinzip zu begrenzen. Zu diesem Zweck schließt die Gesellschaft Zinsswapvereinbarungen, um Cashflow-Schwankungen auf Grund des Zinsänderungsrisikos abzusichern. Durch diese Swaps wird das mit den Verbindlichkeiten auf Grund des variabel verzinslichen Teils des Cashflows verbundene Risiko in festverzinsliche Cashflows verwandelt. Nach den Konditionen der Zinsswaps erhält die Gesellschaft eine variable Verzinsung und leistet Zinszahlungen mit einem festen Zinssatz, wodurch ein Äquivalent für festverzinsliche Schuldtitel geschaffen wird.

Zinsänderungsrisiken werden hauptsächlich durch Zinsswaps gesichert, mit denen im Geschäftsjahr 2005 und 2006 80% der Euro-Tranche erstrangiger variabel verzinslicher befristeter Schuldtitel in festverzinsliche Schuldtitel mit einem Zinssatz von 2,25% bis 3,5775% p.a. und 50% der USD-Tranche erstrangiger variabel verzinslicher befristeter Schuldtitel in festverzinsliche Schuldtitel mit einem Zinssatz von 4,075% p.a. umgewandelt wurden. Änderungen des Marktwerts von Zinsswaps werden aufwandswirksam erfasst.

Sensitivitätsanalyse

Durch Absicherung von Zinsänderungs- und Währungsrisiken verfolgt die Gesellschaft das Ziel, die Auswirkung kurzfristiger Schwankungen auf die Erträge des Konzerns zu verringern. Längerfristig würden sich permanente Änderungen der Wechselkurse und Zinssätze allerdings auf die konsolidierten Erträge auswirken.

27) Finanzinstrumente (Fortgesetzt)

Zum 30. September 2005 hätte eine allgemeine Erhöhung der Zinssätze um einen Prozentpunkt eine Verringerung des Gewinns der Gesellschaft vor Steuern von schätzungsweise knapp T€ 1.098 (2004: T€ 2.004) zur Folge. Zinsswaps wurden in dieser Berechnung berücksichtigt.

Nach den Konzernvorschriften sind alle Geschäftsbetriebe gehalten, bei schwankungsanfälligen Währungen, in denen langfristige Zahlungen erwartet werden, nachdem der Konzern bindende Verkaufs- oder Kaufverpflichtungen eingegangen ist, entsprechende Währungsrisiken durch Termingeschäfte auf der Grundlage von Einzelfallbewertungen abzusichern. Termingeschäfte müssen in der Währung des gesicherten Vermögenswerts geschlossen werden. Der Konzern tätigt Termingeschäfte grundsätzlich erst, nachdem eine verbindliche Verpflichtung eingegangen wurde.

Marktwert von Finanzinstrumenten

Der Marktwert wird für jedes Finanzinstrument berechnet. Der Marktwert eines Finanzinstruments ist der Preis, zu dem eine Partei die Rechte und/oder Pflichten einer anderen Partei übernehmen würde.

Die Marktwerte von Finanzinstrumenten wurden nach gängigen Methoden der Marktbewertung und unter Bezugnahme auf zum Bilanzstichtag verfügbare Marktdaten berechnet. In Anbetracht der Fluktuation wertbeeinflussender Marktdaten lassen die beizulegenden Werte unter Umständen nicht auf die unter herrschenden Marktbedingungen von der Gesellschaft realisierbaren Beträge schließen.

Der Marktwert der unbesicherten Darlehen der Gesellschaft entspricht annähernd deren Buchwert, da die Zinssätze in etwa marktüblichen Zinssätzen entsprechen. Der Marktwert des Kassenbestands, der Forderungen, der Forderungen gegen nahe stehende Unternehmen und Verbindlichkeiten gegenüber nahe stehenden Unternehmen sowie der sonstigen Finanzinstrumente der Gesellschaft entspricht auf Grund ihrer Kurzfristigkeit annähernd deren Buchwert. Zum 30. September 2004 bzw. 30. September 2003 entsprachen die Buchwerte der Termingeschäfte auf Grund ihrer Kurzfristigkeit im Wesentlichen den Marktwerten.

Die folgende Tabelle zeigt den Nennbetrag und Marktwert derivativer Finanzinstrumente:

	30 September 2005		30 September 2004		30 September 2003	
	Nennbetrag	Marktwert	Nennbetrag	Marktwert	Nennbetrag	Marktwert
			(in T€)			
Aktiva:						
Währungsgeschäfte	8.061	63	20.637	393	8.812	210
Sonstige Geschäfte	743	40				
Passiva:						
Währungsgeschäfte	19.839	63	6.056	106	9.445	297
Zinsgeschäfte					131.256	1.900
Zinsswaps	102.281	880	56.121	617		
Gesamt		**-840**		**-330**		**-1.987**

Schätzung des Marktwerts

Der Marktwert von Devisentermingeschäften basiert auf dem um die jeweiligen Zinsdifferentiale (Agio oder Disagio) angepassten Referenzkurs der Europäischen Zentralbank.

Zum 31. März 2004 wurden Verbindlichkeiten gegenüber Kreditinstituten neu vereinbart und getilgt. Daher entfiel die Beziehung zwischen bestehenden Zinsswaps und Darlehensverzinsung, und die besicherten ursprünglich geplanten Transaktionen wurden nicht getätigt. Demzufolge wurden sämtliche in der ergebnisneutralen Veränderung des Eigenkapitals enthaltenen noch vorhandenen Verluste erfolgswirksam umgegliedert.

Der Marktwert von Zinsswaps wurde durch Abzinsung erwarteter Cashflows mit marktüblichen Zinssätzen über die Restlaufzeit des Instruments geschätzt.

28) Pensionspläne und ähnliche Verpflichtungen

Übersicht über Leistungen an Arbeitnehmer und Pensionspläne

Die Verpflichtungen aus Leistungen an Arbeitnehmer setzen sich wie folgt zusammen:

	30. September		
	2005	2004	2003
		(in T€)	
Leistungsorientierte Pläne	120.186	105.638	108.977
Gehaltsverzicht	7.217	6.431	5.678
Pläne für medizin. Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses			771
Ähnliche Verpflichtungen	6	190	260
Pensionspläne und ähnliche Verpflichtungen	**127.409**	**112.259**	**115.686**

Wesentliche Pensionspläne

Die Gesellschaft gewährt Pensionsleistungen an nahezu alle ausgeschiedenen Arbeitnehmer in Deutschland. Außerhalb Deutschlands werden Pensionsleistungen an ausgeschiedene Arbeitnehmer vor allem an Arbeitnehmer in den USA und in Großbritannien gezahlt. Die Höhe der Leistungen an ausgeschiedene Arbeitnehmer basiert im Allgemeinen auf der vergütungsabhängigen Anspruchsberechtigung und/oder der Position innerhalb des Unternehmens und der Dienstzeit.

Gehaltsverzicht

Gehaltsverzicht ist eine Form der Pensionszahlung, die vom Arbeitnehmer aus dem nicht steuerpflichtigen Einkommen finanziert wird. Auf Grund einer Vereinbarung zwischen der Gesellschaft und dem Arbeitnehmer wird ein Teil der erdienten Vergütung des Arbeitnehmers nicht an den Arbeitnehmer ausgezahlt, sondern von der Gesellschaft einbehalten und zu einem späteren Zeitpunkt ausgezahlt (Gehaltsverzicht).

Der Gesamtbetrag des Gehaltsverzichts wird nach versicherungsmathematischen Methoden auf der Grundlage des Betrags der verlagerten Vergütungsbestandteile, des Alters des Arbeitnehmers zum Zeitpunkt des Verlagerung sowie eines für Pensionen und Abzüge für vorzeitigen Tod und Invalidität geltenden jährlichen Zinssatzes berechnet.

28) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

Verpflichtungen aus leistungsorientierten Plänen

Im Geschäftsjahr 2005 und den Vergleichsjahren entwickelten sich die Verpflichtungen aus leistungsorientierten Plänen wie folgt:

	30. September 2005			30. September 2004			30. September 2003		
	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt
					(in T€)				
Leistungsorientierte Verpflichtungen zu Beginn des Jahres	105.638	13.366	**119.004**	108.371	19.689	**128.060**	103.585	18.977	**122.562**
Dienstzeitaufwand	1.528	265	**1.793**	1.846	391	**2.237**	1.797	596	**2.393**
Zinsaufwand	5.849	478	**6.327**	5.753	376	**6.129**	5.752	972	**6.724**
Währungseffekte		-36	**-36**		49	**49**		429	**429**
Beiträge		300	**300**		296	**296**		410	**410**
Versicherungsmathem. (Gewinne)/Verluste	11.673	-48	**11.625**	-5.234		**-5.234**	2.138	-108	**2.030**
Gezahlte Leistungen	-5.354	-287	**-5.641**	-5.047	-341	**-5.388**	-4.719	-1.587	**-6.306**
Umbuchungen					-7.094	**-7.094**			
Sonstige	240		**240**	-51		**-51**	-182		**-182**
Leistungsorientierte Verpflichtungen am Ende des Jahres	**119.574**	**14.038**	**133.612**	**105.638**	**13.366**	**119.004**	**108.371**	**19.689**	**128.060**

Der Gehaltsverzicht wird in der Entwicklung der Verpflichtungen aus leistungsorientierten Plänen nicht berücksichtigt.

Planvermögen

Die gewichtete durchschnittliche Dotierung der Pensionspläne der Gesellschaft belief sich auf:

	2005	2004	2003
Eigenkapitaltitel	28%	25%	33%
Schuldrechtliche Wertpapiere	60%	53%	46%
Immobilien	9%	10%	8%
Sonstige kurzfristige Finanzinvestitionen	3%	12%	13%
Gesamt	**100%**	**100%**	**100%**

Die Finanzpolitik der Gesellschaft verfolgt das Ziel, auf der Grundlage des Risikomanagements im Hinblick auf Einzelrisiken die Erträge zu maximieren. Finanzanlagen in schuldrechtliche Wertpapiere und Eigenkapitaltitel, Zahlungsmittel und Zahlungsmitteläquivalente sowie Immobilien werden auf der Grundlage des Risikomanagements der Gesellschaft getätigt. Der diversifizierte Wertpapierbestand enthält sowohl inländische als auch internationale Wertpapiere. Die Zuordnung der Vermögenswerte zu verschiedenen Gruppen von Vermögenswerten wird durch den prognostizierten Finanzierungsbedarf für Pensionszahlungen bestimmt. Dotierungen unterliegen der regelmäßigen Überwachung durch die Treuhänder.

28) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

Der Wert des Pensionsvermögens hat sich im Geschäftsjahr 2005 und in den Vergleichsjahren wie folgt verändert:

	30. September		
	2005	2004	2003
		(in T€)	
Marktwert des Planvermögens	13.493	20.156	21.068
Effektive Rendite des Planvermögens	515	-33	230
Arbeitgeberbeiträge	335	296	410
Beiträge der Begünstigten	300	303	495
Gezahlte Leistungen	-287	-341	-1.587
Kursdifferenzen	-32	28	-460
Umbuchungen	-716		
Sonstige		-6.916	
Marktwert des Planvermögens am Jahresende	**13.608**	**13.493**	**20.156**

Die folgende Tabelle zeigt eine Überleitung der Fondsfinanzierung auf der Grundlage der Differenz zwischen leistungsorientierten Verpflichtungen und Planvermögen, auf der die bilanzierten Rückstellungen basieren:

	30. September 2005			30. September 2004			30. September 2003		
	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt
					(in T€)				
Leistungsorientierte Verpflichtungen	119.574	14.038	133.612	105.638	13.366	119.004	108.370	19.690	128.060
Planvermögen		13.608	13.608		13.493	13.493	0	20.156	20.156
Vorauszahlungen		-182	-182		-127	-127		-1.073	-1.073
Angesetzter Betrag, netto	**119.574**	**612**	**120.186**	**105.638**	**0**	**105.638**	**108.370**	**607**	**108.977**
Im Eigenkapital erfasst (unter Abzug latenter Steuern)	**-5.949**	**-893**	**-6.842**	**1.372**	**-428**	**944**	**-1.086**	**-14**	**-1.100**

28) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

Aufwand aus leistungsorientierten Plänen

Auf der Grundlage versicherungsmathematischer Berechnungen setzt sich der regelmäßige Nettogesamtpensionsaufwand wie folgt zusammen:

	30. September 2005			30. September 2004			30. September 2003		
	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche Pläne	nicht deutsche Pläne	gesamt	deutsche nicht Pläne	deutsche Pläne	gesamt
					(in T€)				
Dienstzeitaufwand	1.528	265	1.793	1.846	391	2.237	1.797	596	2.393
Zinsaufwand	5.849	478	6.327	5.753	376	6.129	5.752	972	6.724
erwartete Rendite des Planvermögens		-515	-515		-514	-514		206	206
Amortisation von Gewinnen/ Verlusten, netto	2	51	53	2	-35	-33		508	508
regelmäßiger Pensionsaufwand, netto	**7.379**	**279**	**7.658**	**7.601**	**218**	**7.819**	**7.549**	**2.282**	**9.831**
in der GuV erfasst									
Herstellungskosten	934	198	1.132	1.265	243	1.508	1.230	823	2.053
Vertriebs- u. allg. Verwaltungskosten	596	116	712	583	148	731	567	281	848
Zinsen	5.849	-35	5.814	5.753	-173	5.580	5.752	1.178	6.930

Versicherungsmathematische Annahmen

Die Annahmen hinsichtlich der Abzinsungssätze, Gehaltssteigerungsraten und Erhöhungen der Pensionszahlungen, die der Berechnung der Anwartschaftsverpflichtungen zugrunde liegen, einschließlich der langfristigen Rendite des Planvermögens unterscheiden sich je nach den wirtschaftlichen Bedingungen des Landes, in dem die Pensionspläne existieren. Diese Annahmen haben folgende Bandbreiten:

	30. September 2005		30. September 2004		30. September 2003	
	deutsche Pläne	nicht deutsche Pläne	deutsche Pläne	nicht deutsche Pläne	deutsche Pläne	nicht deutsche Pläne
			Bandbreite %			
Abzinsungsfaktor	4,25	3,00-5,25	5,50	3,6	5,25	3,60-6,00
Angenommene Gehaltssteigerungen	2,00	2,00	2,50	0,5	2,50	1,50-2,50
erwartete Rendite des Planvermögens		4,00-4,50		3,75		3,75-6,00
Angenommene Pensionssteigerungen	1,25	0,50-1,25	1,5	1,0	1,50	1,00-1,50

28) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

Pläne für medizinische Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses

Der Wert der leistungsorientierten Verpflichtung aus medizinischen Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses hat sich wie folgt entwickelt:

	30. September		
	2005	2004	2003
		(in T€)	
Wert der Verpflichtung			
Angenommene Leistungsverpflichtungen am Jahresbeginn		771	907
Gezahlte Leistungen			-136
Sonstiges		-771	
Angenommene Leistungsverpflichtungen am Jahresende	**0**	**0**	**771**

Die zum 30. September 2004 gebildete Rückstellung für medizinische Versorgungsleistungen nach Beendigung des Arbeitsverhältnisses in Höhe von T€ 0 (2003: T€ 771) entfällt auf verbundene Unternehmen in den Vereinigten Staaten. Die angenommene Steigerungsrate für medizinische Versorgungsleistungen liegt bei 13% p.a.

29) Sonstige langfristige Verbindlichkeiten

	30. September		
	2005	2004	2003
		(in T€)	
Jubiläumszuwendungen	1.514	6.989	7.777
Altersteilzeitplan	12.550	13.302	10.364
Sonstige Rückstellungen	10.252	9.732	10.553
Passive Rechnungsabgrenzung	201	188	19
Sonstige Verbindlichkeiten Dritte	59	14	678
Sonstige langfristige Verbindlichkeiten und Rückstellungen	**24.576**	**30.225**	**29.391**

Die Altersteilzeitpläne (vor allem in Deutschland) enthalten Rückstellungen für ausstehende Zahlungen und Aufstockungsbeträge für die geschlossenen Verträge sowie zusätzlich die Aufstockungsbeträge für sämtliche potenzielle Verträge, deren Abschluss DCC in der Zukunft erwartet.

Altersteilzeitpläne werden nach versicherungsmathematischen Grundsätzen berechnet und mit einem Zinssatz von 4,75% abgezinst. Der Gesamtbetrag der vereinbarten Erhöhungen aus abgeschlossenen Altersteilzeitverträgen wird zurückgestellt und abgezinst.

Die in der inaktiven Periode gezahlten Löhne und Gehälter werden anteilig zurückgestellt. Neben den bereits geschlossenen Verträgen werden die Aufstockungsbeträge aus kurzfristig bevorstehenden Verträgen (unverfallbarer Anspruch) ebenfalls angesetzt. Das bedeutet, dass für den Aufstockungsbetrag des wahrscheinlich geltend gemachten unverfallbaren Anspruchs (Erwartungswert) eine Rückstellung zu bilden ist. Kurzfristig bevorstehende Verträge sind Altersteilzeitverträge, die als Ersatz für auslaufende Verträge in der Zukunft abgeschlossen werden. Auf Grund des Auslaufens der gesetzlichen Regelung (Stichtag für den letztmaligen Abschluss von Altersteilzeitverträgen ist der 31. Dezember 2009) müssen dieser Stichtag sowie die gesetzlichen und/oder tarifvertraglichen Obergrenzen bei der Bemessung der Rückstellung berücksichtigt werden.

30) Kurzfristige verzinsliche Darlehen und kurzfristige Fälligkeiten langfristiger Schuldtitel

	30. September		
	2005	2004	2003
		(in T€)	
Kurzfristige Fälligkeiten langfristiger Schuldtitel:	6.342	2.635	8.917
Sonstige kurzfristige Schuldtitel	8.592	14.209	6.863
Gesamt	**14.934**	**16.844**	**15.780**

31) Rückstellungen

	Restrukturierung	Gewährleistungen	sonstige Rückstellungen	Gesamt
		(in T€)		
Stand 1. Oktober 2002	48.460	7.337	12.751	**68.548**
Zuführung	2.481	781	8.594	**11.856**
Verbrauch	-19.282	-332	-13.387	**-33.001**
Auflösung			-12	**−12**
Umgliederungen		104		**104**
Währungsdifferenzen		-2	170	**168**
Sonstige Veränderungen				
Stand 30. September 2003	**31.659**	**7.888**	**8.116**	47.663
davon langfristig		*6.245*		***6.245***
Stand 1. Oktober 2003	31.659	7.888	8.116	**47.663**
Zuführung	4.907	645	7.606	**13.158**
Verbrauch	-26.469	-1.353	-4.710	**-32.532**
Auflösung		-2.236	-821	**-3.057**
Umgliederungen			195	**195**
Währungsdifferenzen	-74	-26	5	**-95**
Stand 30. September 2004	**10.023**	**4.918**	**10.391**	25.332
davon langfristig		*3.115*		***3.115***
Stand 1. Oktober 2004	10.023	4.918	10.391	**25.332**
Zuführung	1.031	2.164	6.410	**9.605**
Verbrauch	-6.585	-768	-2.944	**-10.297**
Auflösung	-13	-126	-1.435	**-1.574**
Umgliederungen		-55	55	
Währungsdifferenzen	2	118	619	**739**
Stand 30. September 2005	**4.458**	**6.251**	**13.096**	**23.805**
davon langfristig		*3.963*		***3.963***

Gewährleistungen

Die Gesellschaft übernimmt verschiedene Produktgewährleistungen, wonach sie im Allgemeinen die Leistungsfähigkeit der gelieferten Produkte und der erbrachten Dienstleistungen für einen bestimmten Zeitraum garantiert.

Die Gesellschaft bildet für Kosten im Zusammenhang mit Produktgewährleistungen zum Zeitpunkt des Produktverkaufs entsprechende Rückstellungen. Die Gewährleistungsrückstellungen

31) Rückstellungen (Fortgesetzt)

enthalten sowohl Einzel- als auch pauschale Rückstellungen. Die kurz- und langfristigen Rückstellungen für Produktgewährleistungen entwickelten sich insgesamt wie folgt:

Restrukturierung

Im Jahre 2003 hat der Konzern Restrukturierungs- und Kostensenkungsmaßnahmen im Zusammenhang mit den laufenden Bemühungen um Effizienz- und Rentabilitätssteigerung eingeleitet. Diese Maßnahmen konzentrierten sich in erster Linie auf Kostensenkung sowie Verbesserung von Produktionsprozessen. Bei DCC hat die Einführung der Restrukturierungsprogramme bisher durch Schließung bestimmter Kran- und Komponentenanlagen in Westeuropa, Verlegung von Produktionskapazitäten in neue kostengünstige Anlagen in der Tschechischen Republik, in Spanien und in China und Senkung der Mitarbeiterzahl und Personalkosten in allen Unternehmensbereichen in Ländern mit hohen Kosten zu einer allgemeinen Senkung der Produktionskapazität geführt.

Unter Anwendung der Bilanzierung zu Zeitwerten wurden die zum Zeitpunkt des Erwerbs bekannten Restrukturierungsprogramme bei DCC als erworbene Passiva behandelt und die entsprechende Restrukturierungsrückstellung zum Zeitwert von T€ 48.460 bewertet.

Die folgende Tabelle zeigt die nachträgliche Veränderung dieser Rückstellung:

	Restrukturierung		
		(in T€)	
Stand 1. Oktober 2004 (2003, 2002)	10.023	31.659	48.460
Verbrauch und Umbuchungen	-6.596	-26.543	-19.282
Zuführung	1.031	4.907	2.481
Stand 30. September 2005 (2004, 2003)	**4.458**	**10.023**	**31.659**

Im Zeitraum vom 1. Oktober 2003 bis 30. September 2004 wurde die Rückstellung in Höhe von T€ 26.543 vollständig für Abfindungen an entlassene Arbeitnehmer aufgebraucht, darunter T€ 2.648 für Abfindungen an die Geschäftsführung. Im Hinblick auf weitere Restrukturierungen wurden im Vorjahr T€ 4.907 für Restrukturierungskosten zurückgestellt. Die Rückstellungen für Restrukturierungskosten beliefen sich zum 30. September 2004 somit auf T€ 10.023. Im laufenden Geschäftsjahr wurden für Entschädigungen und Restrukturierungen T€ 6.596 verbraucht. Für geplante Restrukturierungsmaßnahmen hat die Gesellschaft weitere T€ 1.031 zurückgestellt. Die Restrukturierungspläne sind abgeschlossen, und alle notwendigen Kriterien für die Bildung einer Restrukturierungsrückstellung sind erfüllt. Neben Restrukturierungsrückstellungen und dem Verbrauch werden weitere Restrukturierungsmaßnahmen aufwandswirksam erfasst; siehe Anmerkung 5 des Anhangs ("Segmentberichterstattung").

32) Sonstige kurzfristige Verbindlichkeiten

	30. September		
	2005	2004	2003
		(in T€)	
Sonstige Personalrückstellungen	26.079	22.952	27.158
Ausstehende Lieferantenrechnungen	10.939	11.213	8.256
Skonti/sonstige absatzbedingte Verbindlichkeiten	3.353	3.546	4.168
Sozialabgaben, Lohn- und Kirchensteuerverbindlichkeiten	1.772	3.993	4.536
Sonstige Verbindlichkeiten	23.956	25.942	31.063
sonstige kurzfristige Verbindlichkeiten	**66.099**	**67.646**	**75.181**

33) Leasing

Leasingverträge als Leasingnehmer

Operating-Leasingverhältnisse

Zahlungen aus Operating-Leasingverträgen werden in der Gewinn- und Verlustrechnung linear über die Laufzeit des Leasingvertrags erfasst. Erhaltene Leasing-Sonderzahlungen werden als fester Bestandteil des Gesamtleasingaufwands in der Gewinn- und Verlustrechnung erfasst.

Die Gesellschaft schließt unkündbare Finanzierungsleasing- und Operating-Leasingverträge. Die künftigen Mindestleasingratenzahlungen während der Grundmietzeit von unkündbaren Leasingverträgen sind wie folgt:

	30. September		
	2005	2004	2003
		(in T€)	
Weniger als ein Jahr	8.818	5.340	8.718
Ein bis fünf Jahre	18.170	8.422	7.670
Mehr als fünf Jahre	5.161	538	88
Gesamtleasingverbindlichkeiten	**32.149**	**14.300**	**16.476**

Finanzierungsleasingverhältnisse

Die Mindestleasingzahlungen werden in Finanzierungsaufwand und Verringerung der ausstehenden Verbindlichkeit unterteilt. Der Finanzierungsaufwand wird jeder Periode der Laufzeit eines Leasingvertrags zugeordnet, so dass sich eine konstante regelmäßige Verzinsung des Restsaldos der Verbindlichkeit ergibt.

Die Verbindlichkeiten aus Finanzierungsleasingverträgen gliedern sich wie folgt:

	Mindest-leasing-zahlungen 2005	Zinsen 2005	Nennbetrag 2005	Mindest-leasing-zahlungen 2004	Zinsen 2004	Nennbetrag 2004	Mindest-leasing-zahlungen 2003	Zinsen 2003	Nennbetrag 2003
					(in T€)				
Weniger als ein Jahr	12		12	3		3	12		12
Zwischen 1 und 5 Jahren	10	—	10	—	—	—	8	—	8
	22		22	3	0	3	20	0	20

34) Vertragliche Verpflichtungen

Zum 30. September 2005 bestanden folgende vertragliche Abnahmeverpflichtungen, die sich wie folgt zusammensetzten:

- Anlagevermögen in Höhe von T€ 19.564
- Vorräte in Höhe von T€ 19.293
- sonstige Vermögenswerte in Höhe von T€ 750

Für neue Maschinen wurden größere Verträge über T€ 293 und T€ 382 unterzeichnet. Es wurden Software-Vereinbarungen in Höhe von T€ 185 sowie eine Vereinbarung über Server Support Service (T€ 678) geschlossen. Die Verpflichtungen aus von den italienischen Tochtergesellschaften für Gebäude geschlossenen Mietverträgen belaufen sich auf insgesamt T€ 623.

35) Eventualverbindlichkeiten

Eventualverbindlichkeiten sind ungewisse Verbindlichkeiten, deren Eintritt noch nicht feststeht, weshalb keine entsprechende Rückstellung gebildet wurde. Wenn der Eintritt wahrscheinlich oder abschätzbar ist, wird die Verbindlichkeit in der Bilanz ausgewiesen. Es bestehen folgende Verpflichtungen aus der Gestellung von Bürgschaften als Garantiegeber (ohne Produktgewährleistungen):

	maximale potenzielle künftige Verpflichtung			passivierter Betrag		
	30. September			30. September		
	2005	2004	2003	2005	2004	2003
			(in T€)			
Crossstream-Bürgschaften						
Kreditbürgschaften	12.690	6.383				
Wechsel	13	1.396	1.476	474		
Garantien für Verbindlichkeiten Dritter	10.710	1.127	3.611			
Gewährleistungen	13.211	6.619	7.682		200	56
Sonstige	2.646	383				
Gesamt	**39.270**	**15.908**	**12.769**	**474**	**200**	**56**

Wechsel

Bei dem ausgewiesenen Betrag handelt es sich um den Nennwert begebener Wechsel, die am Bilanzstichtag noch nicht fällig waren oder eingelöst wurden und für die die Gesellschaft als Zeichner oder Indossant haftbar ist, wenn die Wechsel nicht eingelöst werden.

Kreditgarantien

Kreditgarantien und sonstige Garantien für Verbindlichkeiten Dritter, die der Konzern, der den Abschluss erstellt, in Bezug auf den Gläubiger eines Dritten übernimmt (Garantien gegenüber Banken oder sonstigen Parteien für Verbindlichkeiten Dritter).

Die Demag Investments S.à r.l. hat eine Vereinbarung über eine erstrangige Kreditfazilität und eine Mezzanin-Kreditfazilität geschlossen (insgesamt nachfolgend u.a. "Finanzierungsverträge" genannt). Bei den Garantien für diese Vereinbarungen handelt es sich ausschließlich um Downstream-, Upstream- und Crossstream-Transaktionen der in den Finanzierungsverträgen festgelegten Garantiegeber, darunter einige wesentliche Tochtergesellschaften des Demag-Konzerns, zu Gunsten der finanzierenden Parteien. Die Garantien unterliegen bestimmten Beschränkungen, soweit die Garantien andernfalls einer gesetzwidrigen finanziellen Unterstützung gleichkommen würden und nach den gesetzlichen Bestimmungen anderer Länder besonderen Tests (z.B. hinsichtlich des Nettovermögens) unterliegen würden. Die Eventualverpflichtung der Gesellschaft zum 30. September 2005 beläuft sich auf maximal T€ 499.899 (Vorjahr: T€ 408.256).

Umweltrisiken

Die Gesellschaft ist verschiedenen gerichtlich oder außergerichtlich geltend gemachten Forderungen und Verfahren im Bezug auf Produkte, Patente und sonstige Angelegenheiten, die mit dem Geschäftsbetrieb zusammenhängen, unterworfen. Verbindlichkeiten, einschließlich entsprechender Rückstellungen für wesentliche Kosten von Rechtsstreitigkeiten, werden gebildet, wenn eine Inanspruchnahme wahrscheinlich ist und sich die Höhe der festgesetzten Zahlung und/ oder Kosten von Abhilfsmaßnahmen verlässlich schätzen lässt. Auf Grund der der Geschäftsführung derzeit vorliegenden Informationen geht die Gesellschaft nicht davon aus, dass der Ausgang dieser schwebenden Angelegenheiten einen wesentlichen nachteiligen Einfluss auf die Finanzlage der Gesellschaft haben wird.

36) Nahe stehende Unternehmen und Personen

Die Gesellschaft unterhält im Rahmen der gewöhnlichen Geschäftstätigkeit Beziehungen zu anderen Unternehmen, indem sie zu marktüblichen Bedingungen eine Vielzahl von Produkten und Dienstleistungen kauft und verkauft. Zu den Kunden und Lieferanten gehören als Hauptgesellschafter von der KKR beratene Fonds und die Siemens AG. Die oberste Muttergesellschaft der Gesellschaft ist die Demag Holding S.à r.l.

Mit der Siemens AG, deren Tochtergesellschaften und verbundenen Unternehmen wurden neben dem Erwerb von sieben Geschäftsbetrieben des Konzerns (siehe Anmerkung 3 des Anhangs "Erwerb von Tochtergesellschaften") und verschiedenen Finanzierungsaktivitäten, wie in Anmerkung 26 des Anhangs "Langfristig verzinsliche Darlehen" beschrieben, folgende Transaktionen durchgeführt:

	30. September		
	2005	2004	2003
		(in T€)	
nahe stehendes Unternehmen Siemens			
Umsatzerlöse	7.841	10.583	26.997
Lieferungen und Leistungen			9.487
Forderungen aus Lieferungen und Leistungen	841	893	1.671
Finanzielle Verbindlichkeiten			1.535
Verbindlichkeiten aus Lieferungen und Leistungen	470	914	525

Forderungen aus Lieferungen und Leistungen sind in den Forderungen und Verbindlichkeiten aus Lieferungen und Leistungen in den Verbindlichkeiten enthalten. Finanzielle und sonstige Forderungen (finanzielle oder sonstige Verbindlichkeiten) sind in den sonstigen kurzfristigen Vermögenswerten (sonstigen kurz-/langfristigen Verbindlichkeiten) enthalten.

Der Mehrheitsgesellschafter der Gesellschaft, die DCC Luxembourg 2 S.à r.l., hält 85,4% des Stammkapitals in Höhe von T€ 1.450. Zum 30. September 2004 weist die Gesellschaft eine Forderung gegen die Demag Holding S.à r.l. in Höhe von T€ 3.126 aus Steuer- und Pensionsforderungen im Zusammenhang mit der Transaktionsvereinbarung aus dem Erwerb der Geschäfte von Siemens AG, die im laufenden Geschäftsjahr beglichen wurde.

Zu wesentlichen weiteren Finanzbeziehungen mit KKR, Siemens und Demag Holding siehe Anmerkung 26 des Anhangs "Langfristige verzinsliche Darlehen".

Darüber hinaus erbringt die Demag Holding über ihre 100-prozentigen Tochtergesellschaften gegen ein Honorar bestimmte Dienstleistungen für den Konzern (z.B. strategische Beratungs- und Finanzierungsleistungen). Die Holding-Gebühren für das Geschäftsjahr 2003 belaufen sich auf T€ 1.315, für das Geschäftsjahr 2004 auf T€ 1.315 und für das Geschäftsjahr 2005 auf T€ 1.166.

Nach dem Börsengang (s. auch Nr. 37 „Ereignisse nach dem Bilanzstichtag") werden die Holding-Gebühren an die Demag Holding entfallen. Die Geschäftsführung geht davon aus, dass künftig keine ähnlichen Gebühren anfallen werden.

Bezüge des Managements

Die Gesamtbezüge der Mitglieder des Managements in Schlüsselpositionen zum 30. September 2005 beliefen sich auf T€ 6.055 (2004: T€ 6.735; 2003: T€ 7.289). Darin sind kurzfristige Leistungen, Pensionsleistungen, sonstige langfristige Leistungen und Abfindungen enthalten. Zu diesem Personenkreis gehören geschäftsführende und nicht geschäftsführende Mitglieder des Managements, Mitglieder von Aufsichtsgremien sowie weitere, für die Planung, Leitung und Kontrolle der Aktivitäten der Gesellschaft unmittelbar oder mittelbar zuständige und verantwortliche Führungskräfte.

37) Ereignisse nach dem Bilanzstichtag

Die DCC HoldCo 3 (drei) GmbH und die Gottwald HoldCo 3 (drei) GmbH sind zur Zeit mittelbare Tochtergesellschaften der Demag Holding S.à r.l. ("Demag Holding"), deren Anteile letztlich zu 81% von durch KKR beratene Fonds und zu 19% von der Siemens AG gehalten werden. Vor dem geplanten Börsengang werden der DCC-Konzern und der Gottwald-Konzern umstrukturiert werden. Die Gottwald HoldCo 3 (drei) GmbH wird im Rahmen eines Geschäfts zwischen gemeinschaftlich geführten Unternehmen eine 100-prozentige Tochtergesellschaft der DCC HoldCo 3 (drei) GmbH werden. Die DCC HoldCo 3 (drei) GmbH wird in eine Aktiengesellschaft umgewandelt werden.

Der Konzern befindet sich in Verhandlungen über eine neue revolvierende Kreditfazilität, die die laufende Finanzierung ersetzen wird. Die neue Kreditfazilität beläuft sich auf T€ 325.000, die der Konzern zur Deckung des Betriebskapitalbedarfs oder für sonstige allgemeine Unternehmenszwecke in Anspruch nehmen kann.

38) Bilanzielle Schätzungen und Ermessensentscheidungen

Die Erstellung eines Abschlusses gemäß IFRS erfordert Schätzungen und Annahmen, die die angegebene Höhe der Aktiva und Passiva sowie den Ausweis von Eventualforderungen und -verbindlichkeiten zum Konzernbilanzstichtag und die angegebene Höhe von Erträgen und Aufwendungen während der Berichtsperiode beeinflussen. Bei der Erstellung des vorliegenden Konzernabschlusses wurden seitens der Geschäftsführung insbesondere folgende wesentliche Schätzungen und Annahmen zugrunde gelegt:

- Beurteilung der Notwendigkeit und Bewertung des Wertminderungsaufwands,
- Bilanzierung von Pensionsverpflichtungen,
- Bilanzierung und Bewertung von Rückstellungen für Risiken im Zusammenhang mit Steuern, Umweltbelangen, Gewährleistungen und Rechtsstreitigkeiten, Produktrücklieferungen, Vorruhestandsplänen und Umstrukturierungen,
- Ermittlung von Wertberichtigungen auf Vorräte,
- Beurteilung der Realisierbarkeit aktiver latenter Steuern,
- Wertberichtigungen auf Forderungen aus Lieferungen und Leistungen, sonstige Vermögenswerte etc.

Sämtliche Schätzungen und Annahmen werden nach dem besten Wissen und Gewissen der Geschäftsführung vorgenommen, um ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft zu vermitteln. In Anbetracht der Ungewissheit hinsichtlich der Bestimmung dieser Faktoren könnten die tatsächlichen Ergebnisse jedoch von diesen Schätzungen abweichen.

39) Erläuterungen zur Anwendung der IFRS

Der Konzern hat rückwirkend zum ersten Bilanzstichtag nach dem Erwerb per 1. Oktober 2002 die International Financial Reporting Standards angewendet. Aus diesem Grunde sind die nach IFRS 1.38 ff. geforderten Überleitungen für diesen Abschluss nicht erforderlich.

DCC HOLDCO 3 (DREI) GmbH, WETTER
KONZERNABSCHLUSS
ANHANG ZUM KONZERNABSCHLUSS
VERBUNDENE UNTERNEHMEN ZUM 30. SEPTEMBER 2005

Name	Name und Sitz	Vormals	Länderkennung	Gesellschafter und Beherrschung durch	Anteil in %	Beherrschung in %	Konsolidierungsmethode	Anmerkungen
DCC001	Kranservice Rheinberg GmbH, Rheinberg		DE	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC002	Demag Cranes Components Pty. Ltd., Smithfield (Australien)		AU	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC003	DCC GmbH, Wetter	DCC Holdco 6 (sechs) GmbH, Wetter	DE	DCC HoldCo 5 (fünf) GmbH, Wetter	100,00	100,00	100,00	
DCC004	Demag Cranes & Components A/S, Kopenhagen (Dänemark)		DK	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC005	Demag Cranes & Components spol. S r.o., Slany (Tschechische Republik)		CZ	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC006	Demag Cranes & Components AG, Dietlikon (Schweiz)		CH	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC007	Demag Cranes & Components (Pty.) Ltd., Johannesburg (Südafrika)		ZA	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC008	Demag Cranes & Components Ltda., Cotia (Brasilien)		BR	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC009	Demag Cranes & Components (India) Pte. Ltd., Pune (Indien)		IN	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC011	DCC Verwaltungs 2 (zwei) GmbH, Wetter	Zasche ergo GmbH, Wetter	DE	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC015	Demag Cranes & Components Lda., Lissabon (Portugal)		PT	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC016	Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao (China)		CN	DCC GmbH, Wetter	100,00	100,00	100,00	Beteiligung von 99,30% auf 100,00% erhöht
DCC017	Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai (China)		CN	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC018	Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China)		CN	DCC GmbH, Wetter	100,00	100,00	100,00	

DCC HOLDCO 3 (DREI) GmbH, WETTER
KONZERNABSCHLUSS
ANHANG ZUM KONZERNABSCHLUSS
VERBUNDENE UNTERNEHMEN ZUM 30. SEPTEMBER 2005

Name	Name und Sitz	Vormals	Länderkennung	Gesellschafter und Beherrschung durch	Anteil in %	Beherrschung in %	Konsolidierungsmethode	Anmerkungen
DCC019	Demag Cranes & Components SAS, Châlons en Champagne, (Frankreich)		FR	DCC France HoldCo SA, Châlons en Champagne, (Frankreich)	100,00	100,00	100,00	
DCC020	Demag Cranes & Components S.A., Madrid (Spanien)		ES	Demag Cranes & Components Spain Holdco S.A., Madrid (Spanien)	100,00	100,00	100,00	
DCC021	Mannesmann Dematic (Middle East) EC, Bahrain		AE	DCC GmbH, Wetter	92,15	100,00	100,00	Beteiligung von 51,00% auf 92,15% erhöht
DCC022	Demag Cranes & Components (Middle East) FZE, Dubai (VAE)		VAE	Mannesmann Dematic (Middle East) EC, Bahrain	100,00	100,00	100,00	
DCC023	Demag Cranes & Components S.p.A., Agrate Brianza (Italien)		IT	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC024	Donati Sollevamenti S.r.l., Varese (Italien)		IT	Demag Cranes & Components S.p.A., Agrate Brianza (Italien)	90,00	100,00	100,00	
				DCC GmbH, Wetter	10,00			
DCC027	Demag Cranes & Components Corp., Cleveland (USA)		US	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC028	Crane America Services Corp., Dayton (USA)		US	Demag Cranes & Components Corp., Cleveland (USA)	100,00	100,00	100,00	
DCC031	Demag Cranes & Components GmbH, Salzburg (Österreich)		AT	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC032	Demag Cranes & Components Guarantee Ltd., Banbury (Großbritannien)		GB	DCC GmbH, Wetter	100,00	100,00	100,00	
DCC033	Demag Cranes & Components Ltd., Banbury (Großbritannien)		GB	Demag Cranes & Components Holdings Ltd., Banbury (Großbritannien)	100,00	100,00	100,00	
DCC035	Demag Cranes & Components Sp z o.o., Warschau (Polen)		PL	DCC GmbH, Wetter	100,00	100,00	100,00	
DCH001	DCC HoldCo 3 (drei) GmbH, Wetter		DE	DCC Lux 2 S.à r.l., Luxemburg	91,80			
				DCC Management Beteiligungs GmbH	8,20	100,00		

DCC HOLDCO 3 (DREI) GmbH, WETTER
KONZERNABSCHLUSS
ANHANG ZUM KONZERNABSCHLUSS
VERBUNDENE UNTERNEHMEN ZUM 30. SEPTEMBER 2005

Name	Name und Sitz	Vormals	Länderkennung	Gesellschafter und Beherrschung durch	Anteil in %	Beherrschung in %	Konsolidierungsmethode	Anmerkungen
DCH002	DCC HoldCo 4 (vier) GmbH, Wetter		DE	DCC Holdco 3 (drei) GmbH, Wetter	100,00	100,00	100,00	
DCH003	DCC HoldCo 5 (fünf) GmbH, Wetter		DE	DCC HoldCo 4 (vier) GmbH, Wetter	100,00	100,00	100,00	
DCH005	DCC Verwaltungs GmbH, Wetter		DE	DCC GmbH, Wetter	100,00	100,00	100,00	
DCH007	DCC France HoldCo SA, Châlons en Champagne (Frankreich)		FR	DCC HoldCo 5 (fünf) GmbH, Wetter	100,00	100,00	100,00	
DCH008	Demag Cranes & Components Spain Holdco S.A., Madrid (Spanien)		ES	DCC GmbH, Wetter	100,00	100,00	100,00	
DCH009	Demag Cranes & Components Holdings Ltd., Banbury (Großbritannien)		GB	DCC GmbH, Wetter	74,00			
				Demag Cranes & Components Guarantee Ltd., Banbury (Großbritannien)	26,00	100,00	100,00	
NICHT KONSOLIDIERTE UNTERNEHMEN								
DCC010	MHE-Demag (S) Pte. Ltd., Singapur		SG	DCC GmbH, Wetter	50,00		nicht konsolidiert	assoziiertes Unternehmen, nach der Equity-Methode konsolidiert
DCC012	Projektentwicklungsgesellschaft Wetter (Ruhr) – Reme mbH, Wetter		DE	DCC GmbH, Wetter	10,00		nicht konsolidiert	in Liquidation
DCC025	Gutter Sollevamenti S.r.l., Lecco (Italien)		IT	Donati Sollevamenti S.r.l., Varese (Italien)	100,00		nicht konsolidiert	
DCC026	Donati Ltd., Liverpool (Großbritannien)		GB	Donati Sollevamenti S.r.l., Varese (Italien)	100,00		nicht konsolidiert	
DCC050	Demag Cranes & Components S.A., Buenos Aires (Argentinien)		AR	DCC GmbH, Wetter	80,00		nicht konsolidiert	
DCC051	Nordpol Sp. z o.o., Warschau (Polen)		PL	DCC GmbH, Wetter	(98,00)		liquidiert	
DCC052	E & W Anlagenbau GmbH, Moormerland		DE	Kranservice Rheinberg GmbH, Rheinberg	6,67		nicht konsolidiert	

DCC HOLDCO 3 (DREI) GmbH, WETTER

KONZERNABSCHLUSS

Der nachfolgende Bestätigungsvermerk ist in Übereinstimmung mit den International Standards on Auditing (ISA) in englischer Sprache auf den englischsprachigen, freiwilligen IFRS-Konzernabschluss der DCC HoldCo 3 (drei) GmbH, Wetter, erteilt worden.

Bestätigungsvermerk

An die Geschäftsführung und die Gesellschafter der
DCC HoldCo 3 (drei) GmbH, Wetter

Wir haben die vorliegende Konzerneröffnungsbilanz der DCC HoldCo 3 (drei) GmbH, Wetter, (der "Gesellschaft") zum 1. Oktober 2002 und die Bilanzen zum 30. September 2003, 2004 und 2005 sowie die entsprechenden Gewinn- und Verlustrechnungen, Aufstellungen der erfassten Erträge und Aufwendungen, Kapitalflussrechnungen und erläuternde Anhangsangaben geprüft. Dieser Konzernabschluss liegt in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über diesen Abschluss abzugeben.

Wir haben unsere Prüfung unter Beachtung der International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Falschausweise, die sich auf den Abschluss wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Im Rahmen der Prüfung werden die Nachweise für die Angaben im Abschluss auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Abschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Beurteilung auf Grund der bei unseren Prüfungen gewonnenen Erkenntnisse vermittelt der Konzernabschluss unter Beachtung der International Financial Reporting Standards in jeder wesentlichen Hinsicht ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der DCC HoldCo 3 (drei) GmbH, Wetter, zum 1. Oktober 2002 sowie zum 30. September 2003, 2004 und 2005.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

21. April 2006

Crampton (Wirtschaftsprüfer)	Dr. Loch (Wirtschaftsprüfer)

Der nachfolgend abgedruckte Abschluss ist in der englischen Sprache erstellt worden. Er wurde für Zwecke dieses Prospekts in die deutsche Sprache übersetzt. Bei Auslegungsfragen ist die englische Originalversion maßgeblich.

GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF

KONZERNABSCHLUSS
GEMÄß INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
ZUM 30. SEPTEMBER 2005,
VERGLEICHSANGABEN FÜR DAS GESCHÄFTSJAHR ZUM 30. SEPTEMBER 2004 UND 2003
UND ERÖFFNUNGSBILANZ ZUM 1. OKTOBER 2002

GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF

KONZERNGEWINN- UND -VERLUSTRECHNUNG

ZUM 30. SEPTEMBER 2005, 2004 UND 2003

	Anhang	2005	2004	2003
			(in T€)	
Umsatzerlöse	3	237.089	194.916	183.423
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen		-186.458	-151.895	-156.567
Bruttoergebnis vom Umsatz		**50.631**	**43.021**	**26.856**
Forschungs- und Entwicklungskosten	5	-4.339	-6.168	-9.032
Vertriebs- und allgemeine Verwaltungskosten	6	-28.646	-22.610	-26.004
Sonstige betriebliche Erträge (Aufwendungen), netto	7	622	40	-235
Jahresergebnis vor Zinsergebnis und Ertragsteuern (EBIT)		**18.268**	**14.284**	**-8.415**
Zinsen und ähnliche Erträge/(Aufwendungen), netto	8	-10.009	-7.635	-1.930
Jahresergebnis vor Ertragsteuern (EBT)		**8.259**	**6.649**	**-10.345**
Ertragsteueraufwand	9	-4.071	-3.611	3.580
Ergebnis nach Steuern		**4.188**	**3.038**	**-6.765**
Jahresüberschuss (-fehlbetrag) nach Steuern		**4.188**	**3.038**	**-6.765**

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF
AUFSTELLUNG ALLER IM KONZERNABSCHLUSS ERFASSTEN ERTRÄGE UND AUFWENDUNGEN ZUM 30. SEPTEMBER 2005, 2004 UND 2003

	2005	2004	2003
		(in T€)	
Ansatz des effektiven Teils der Cash-Flow-Sicherungsgeschäfte zum beizulegenden Wert		171	-171
Erfasste versicherungsmathematische Gewinne und Verluste	-923	250	-410
Unmittelbar im Eigenkapital erfasstes Ergebnis	**-923**	**421**	**-581**
Ergebnis nach Steuern	**4.188**	**3.038**	**-6.765**
davon auf das Mutterunternehmen entfallend	4.188	3.038	-6.765
Erfasste Erträge und Aufwendungen des Jahres, gesamt	**3.265**	**3.459**	**-7.346**
davon auf das Mutterunternehmen entfallend	3.265	3.459	-7.346

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF
KONZERNBILANZ
ZUM 30. SEPTEMBER 2005, 2004, 2003 UND 1. OKTOBER 2002

	Anhang	2005	2004	2003	2002
			(in T€)		
Geschäfts- oder Firmenwert	10	7.442	7.442	7.442	7.442
Sonstige immaterielle Vermögenswerte	10	17.747	13.131	12.441	13.223
Sachanlagen	11	32.443	31.089	31.489	28.422
Sonstige Finanzinvestitionen	12	126			25
Nicht amortisierte Kosten der Fremdfinanzierung	13	1.997	1.787	2.352	2.638
Langfristige Forderungen aus Lieferungen und Leistungen	14	3.372	3.662	4.505	
Sonstige langfristige Vermögenswerte	15	1.806	1.980		
Aktive latente Steuern	16	4.995	5.012	8.580	1.609
Langfristige Aktiva, gesamt		**69.928**	**64.103**	**66.809**	**53.359**
Vorräte	17	49.561	58.161	73.509	92.388
Geleistete Anzahlungen		303	438	55	8
Forderungen	18	23.887	16.667	16.365	6.200
Kurzfristige finanzielle Forderungen	19	33.989	10.749	700	938
Sonstige kurzfristige Vermögenswerte	20	4.530	4.597	4.034	5.065
Zahlungsmittel und Zahlungsmitteläquivalente	21	3.712	8.565	16.704	7.859
Kurzfristige Aktiva, gesamt		**115.982**	**99.177**	**111.367**	**112.458**
Aktiva, gesamt		**185.910**	**163.280**	**178.176**	**165.817**
Stammkapital		757	757	704	25
Kapitalrücklagen		14.643	14.643	13.866	14.545
Unmittelbar im Eigenkapital erfasste Erträge und Aufwendungen		-1.083	-160	-581	
Gewinnrücklage nach Abzug von Minderheitsanteilen		368	-3.820	-6.858	-93
auf Anteilseigner des Mutterunternehmens entfallendes Eigenkapital		**14.685**	**11.420**	**7.131**	**14.477**
Eigenkapital, gesamt		**14.685**	**11.420**	**7.131**	**14.477**
Langfristige verzinsliche Darlehen	23	86.159	71.515	69.807	70.239
Pensionspläne und ähnliche Verpflichtungen	25	12.013	9.928	9.251	7.508
Langfristige Rückstellungen	28	3.483	4.043	3.929	3.680
Sonstige langfristige Verbindlichkeiten	26	2.465	2.589	2.544	2.425
Passive latente Steuern	16	5.581	3.152	4.270	1.257
Langfristige Verbindlichkeiten, gesamt		**109.701**	**91.227**	**89.802**	**85.109**
Kurzfristige verzinsliche Darlehen und kurzfristige Fälligkeiten langfristiger Schulden	27	217	228	914	2.731
Verbindlichkeiten		17.502	18.222	12.524	7.405
Erhaltene Anzahlungen		22.206	21.274	45.364	32.519
Kurzfristige Rückstellungen	28	1.163	2.711	5.361	8.295
Steuerrückstellungen		2.333	1.403	182	570
Sonstige kurzfristige Verbindlichkeiten	29	18.103	16.795	16.899	14.712
Kurzfristige Verbindlichkeiten, gesamt		**61.524**	**60.633**	**81.244**	**66.232**
Passiva, gesamt		**185.910**	**163.280**	**178.176**	**165.818**

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

GOTTWALD HOLDCO 3 (DREI) GMBH, DÜSSELDORF
KONSOLIDIERTE KAPITALFLUSSRECHNUNG
ZUM 30. SEPTEMBER 2005, 2004 UND 2003

	2005	2004	2003
		(in T€)	
Ergebnis nach Steuern	**4.188**	**3.038**	**-6.765**
Abschreibungen, Wertminderung	4.815	4.664	4.254
Zinsertrag/-aufwand, netto	10.009	7.635	1.930
Ertragsteuern	4.071	3.610	-3.580
Zwischensumme	**23.083**	**18.947**	**-4.161**
Veränderung der Vorräte	8.600	15.348	18.880
Veränderung der Forderungen (aus Lieferungen und Leistungen)	-6.931	955	-14.804
Veränderung der Verbindlichkeiten (aus Lieferungen und Leistungen)	-721	5.698	4.302
Veränderung der Anzahlungen, netto	1.066	-24.472	14.855
(Gewinn)/Verlust aus dem Abgang von Anlagevermögen	15	107	
Veränderung sonstiger Vermögenswerte/Verbindlichkeiten	-397	-5.274	-6.208
Zahlungswirksame Auswirkungen von Wechselkursschwankungen		-1.146	-4.504
Cashflow aus operativer Tätigkeit vor Zinsen und Steuern	**24.715**	**10.163**	**20.777**
Zinszahlungen, netto	-8.442	-3.655	-4.481
Ertragsteuerzahlungen	-91	-30	
Cashflow aus operativer Tätigkeit	**16.182**	**6.478**	**16.296**
Unternehmenserwerbe (Kaufpreis + Schulden)	-126		9
Entwicklungskosten	-4.588	-967	
Investitionen	-6.239	-4.375	-6.599
Erlöse aus Abgang von Anlagevermögen	28	30	86
Cashflow aus Investitionstätigkeit	**-10.925**	**-5.313**	**-6.504**
Freier Cashflow vor Finanzierung*	**5.257**	**1.165**	**9.792**
Zunahme/(Abnahme) der Verbindlichkeiten**	-10.111	-10.071	-560
Sonstige Veränderungen des Eigenkapitals		830	-283
Cashflow aus Finanzierungstätigkeit	**-10.111**	**-9.241**	**-843**
Zunahme/(Abnahme) der Zahlungsmittel und Zahlungsmitteläquivalente, netto	**-4.820**	**-8.076**	**8.949**
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresbeginn	8.565	16.704	7.859
Auswirkung von Kursschwankungen	-33	-64	-104
Zahlungsmittel und Zahlungsmitteläquivalente am Jahresende	**3.712**	**8.564**	**16.704**
Freier Cashflow vor Finanzierung, Zins- und Steuerzahlungen*	**13.790**	**4.850**	**14.273**

* *Der Konzern verwendet den freien Cashflow vor Finanzierung zur Darstellung der entweder zur Ausschüttung an die Investoren oder zur Deckung des sonstigen Finanzierungsbedarfs verfügbaren Beträge. Zu näheren Angaben zu den vom Konzern verwendeten wichtigsten Leistungsmaßstäben siehe Anmerkung 4 des Anhangs.*

**

	2005	2004	2003
Tilgung Siemens Verkäuferdarlehen		-27.535	
Tilgung Gesellschafterdarlehen	-18.185		
Planmäßige Tilgung erstrangiger Schuldtitel	-1.500		
Obligatorische Tilgung erstrangiger Schuldtitel	-13.777	-10.556	
Tilgung von Mezzanin-Verbindlichkeiten	-30.904	0	
Verbindlichkeiten aus Mezzanin-Krediten	20.000	30.000	
Kredit an Demag Finance	-15.000		
Tilgung Verbindlichkeiten Demag Finance	-7.001	7.001	
Verbindlichkeiten aus erstrangigen Krediten	65.000		
Veränderung Intersilo-Cash-Pool	-8.238	-10.650	
Zunahme/(Abnahme) sonstiger Finanzverbindlichkteiten	-506	1.668	-560
	-10.111	-10.071	-560

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF
KONZERNEIGENKAPITALVERÄNDERUNGSRECHNUNG
FÜR DAS GESCHÄFTSJAHR ZUM 30. SEPTEMBER 2005, 2004 UND 2003

	Stammkapital	Zusätzlich eingezahltes Kapital	Unmittelbar im Eigenkapital erfasste Erträge und Aufwendungen	Gewinnrücklage	Eigenkapital, gesamt	Gewinnanteil von Minderheitsgesellschaftern	Eigenkapital, gesamt
				(in T€)			
Stand 1. Oktober 2002 . . .	25	14.545		-93	14.477		14.477
Ergebnis nach Steuern . . .				-6.765	-6.765		-6.765
Sonstige Veränderungen . .	679	-679	-581		-581		-581
Stand 30. September 2003	**704**	**13.866**	**-581**	**-6.858**	**7.131**		**7.131**
Stand 1. Oktober 2003 . . .	704	13.866	-581	-6.858	7.131		7.131
Ergebnis nach Steuern . . .				3.038	3.038		3.038
Sonstige Veränderungen . .	53	777	421		1.251		1.251
Stand 30. September 2004	**757**	**14.643**	**-160**	**-3.820**	**11.420**		**11.420**
Stand 1. Oktober 2004 . . .	757	14.643	-160	-3.820	11.420		11.420
Ergebnis nach Steuern . . .				4.188	4.188		4.188
Sonstige Veränderungen . .			-923		-923		-923
Stand 30. Oktober 2005 . .	**757**	**14.643**	**-1.083**	**368**	**14.685**		**14.685**

Der beiliegende Anhang ist fester Bestandteil dieses Konzernabschlusses.

GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF
KONZERNABSCHLUSS
KONZERNANHANG

1) Beschreibung und Hintergrund des Geschäftsbetriebs und Darstellungsgrundlage

Am 24. September 2002 erwarben von Kohlberg Kravis Roberts & Co. L.P. ("KKR") beratene Fonds sieben Geschäftsbetriebe von der Siemens AG. Zu den übertragenen Geschäftsbetrieben gehörte u.a. der Gottwald-Geschäftsbetrieb (der "Erwerb").

Die Gottwald HoldCo 3 (drei) GmbH ist die Muttergesellschaft des Gottwald-Konzerns, des weltweit führenden Herstellers von Hafenmobilkranen und eines Pioniers im Bereich Containerumschlagautomation und integrierter Software-Lösungen.

Die vorliegende Konzernbilanz von Gottwald sowie die entsprechenden Gewinn- und Verlustrechnungen, Eigenkapitalveränderungsrechnungen und Kapitalflussrechnungen zum 30. September 2005 wurden gemäß International Financial Reporting Standards (IFRS) aufgestellt.

Eine Zuordnung des Kaufpreises zu dem erworbenen Geschäftsbetrieb ist in der Eröffnungsbilanz zum 1. Oktober 2002 enthalten (Bilanzierung zum Zeitwert).

2) Wesentliche Rechnungslegungsmethoden

Gottwald ist eine Gesellschaft mit Sitz in Deutschland.

Der Konzernabschluss wurde am 21. April 2006 zur Veröffentlichung freigegeben.

Erklärung zur Anwendung der IFRS

Der Konzernabschluss wurde gemäß den vom International Accounting Standards Board (IASB) herausgegebenen International Financial Reporting Standards (IFRS) und deren Interpretationen erstellt. Dieser Abschluss enthält Vergleichsangaben für alle drei Jahre seit Bestehen der Gesellschaft. Zu Einzelheiten zur Anwendung der IFRS siehe Anmerkung 36 des Anhangs "Erläuterungen zur Anwendung der IFRS". Sämtliche Standards (IAS und IFRS) und Interpretationen (SIC und IFRIC), die bis zum 30. September 2005 in Kraft getreten waren und die darüber hinaus die Änderungen des Improvement Project sowie die Änderungen von IAS 32 "Finanzinstrumente: Angaben und Darstellung" und IAS 39 "Finanzinstrumente" berücksichtigen, wurden neben IAS 24 "Angaben über Beziehungen zu nahe stehenden Unternehmen und Personen", der in der Fassung vom Januar 1986 angewandt wurde, auf die laufende Periode sowie auch auf die Anpassung sämtlicher Vorperioden angewandt. Die Gesellschaft wird IAS 24 (überarbeitet im Jahre 2004) erstmalig auf den Abschluss zum 30. September 2006 anwenden.

Erstellungsgrundlage

Der Abschluss wird in auf Tausend gerundeten Euro erstellt. Er wird auf Buchwertbasis zu Anschaffungs- und Herstellungskosten erstellt, abgesehen von den folgenden Aktiva und Passiva, die mit dem Zeitwert ausgewiesen werden: derivative Finanzinstrumente, Finanzinstrumente des Handelsbestands und zur Veräußerung verfügbare Finanzinstrumente.

Langfristige Vermögenswerte werden mit dem Buchwert oder dem niedrigeren Marktwert abzüglich Veräußerungskosten ausgewiesen.

Die Erstellung eines Abschlusses erfordert Schätzungen und Annahmen der Geschäftsführung, die sich auf die angegebene Höhe von Aktiva und Passiva und den Ausweis von Eventualverbindlichkeiten zum Bilanzstichtag sowie auf die angegebene Höhe von Einnahmen und Aufwendungen im Laufe des Berichtszeitraums negativ auswirken können. Die tatsächlichen Ergebnisse können von diesen Schätzungen abweichen. Die Schätzungen und damit zusammenhängenden Annahmen basieren auf empirischen Erfahrungen und verschiedenen sonstigen nach den gegebenen Umständen für angemessen gehaltenen Faktoren, deren Ergebnisse die Grundlage für Ermessensentscheidungen hinsichtlich der nicht ohne Weiteres aus anderen Quellen ersichtlichen Buchwerte von Aktiva und Passiva bilden.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Die Schätzungen und die diesen zugrunde liegenden Annahmen werden einer laufenden Durchsicht unterzogen. Berichtigungen bilanzieller Schätzungen werden in der Periode bilanziert, in dem die Schätzung berichtigt wird, sofern die Berichtigung sich nur auf diesen Zeitraum negativ auswirkt, oder in dem Zeitraum, in dem die Berichtigung erfolgt, und in künftigen Perioden, sofern die Berichtigung sich sowohl auf die laufende als auch auf künftige Perioden negativ auswirkt. Ermessensentscheidungen der Geschäftsführung bei der Anwendung der IFRS, die sich wesentlich auf den Abschluss auswirken, und Schätzungen, die mit einem erheblichen Risiko einer wesentlichen Anpassung im nächsten Jahr behaftet sind, werden in Anmerkung 35 des Anhangs erörtert.

Die folgenden Rechnungslegungsgrundsätze wurden auf alle in diesem Konzernabschluss dargestellten Perioden und von allen Gottwald-Unternehmen stetig angewandt.

Konsolidierungsgrundlage

Der Konzernabschluss enthält folgende GOTTWALD-Gesellschaften:

- Gottwald HoldCo 3 (drei) GmbH, Düsseldorf
- Gottwald HoldCo 4 (vier) GmbH, Düsseldorf
- Gottwald Port Technology GmbH, Düsseldorf
- Gottwald Port Technology Verwaltungsgesellschaft mbH, Düsseldorf

Sämtliche wesentlichen konzerninternen Geschäftsvorfälle wurden im Konzernabschluss eliminiert.

Fremdwährungsumrechnung

Geschäftsvorfälle in Fremdwährung werden mit dem Kurs am Tag des Geschäftsvorfalls umgerechnet. Fremdwährungsforderungen und -verbindlichkeiten zum Bilanzstichtag werden mit dem Wechselkurs am Bilanzstichtag im Euro umgerechnet. Währungsumrechnungsdifferenzen werden in der Gewinn- und Verlustrechnung erfasst.

Gewinne und Verluste aus betrieblichen Fremdwährungsgeschäften (Geschäftsvorfälle in einer anderen Währung als der funktionalen Währung des Unternehmens) werden unter sonstige betriebliche Erträge/(Aufwendungen), netto, ausgewiesen. Gewinne und Verluste aus Fremdwährungsgeschäften, die mit der Finanzierungstätigkeit im Zusammenhang stehen, werden unter Zinsen und sonstige Erträge/(Aufwendungen), netto, ausgewiesen.

Umsatzerlöse

Erlöse aus dem Verkauf von Produkten werden ausgewiesen, wenn Eigentum, Risiken und Nutzen auf den Erwerber übergegangen sind, die Höhe der Erlöse verlässlich bestimmt werden kann und ein Nutzenzufluss wahrscheinlich ist. Bei Mehrkomponentenverträgen wird zwischen Umsätzen aus verkaufter Ware und erbrachten Dienstleistungen unterschieden. Umsätze aus Dienstleistungen werden entweder nach Erbringung der Dienstleistung durch die Gesellschaft oder über die Laufzeit des Dienstleistungsvertrags ausgewiesen. Falls der Abschluss eines Geschäftes die Annahme durch den Erwerber erfordert, werden die Erlöse entweder bei Erhalt einer schriftlichen Annahmeerklärung des Käufers oder spätestens bei Ablauf des Annahmezeitraums ausgewiesen. Erlöse aus dem Verkauf von Ersatzteilen werden bei Lieferung ausgewiesen.

Sonderzahlungen aus Leasingverträgen werden als fester Bestandteil der Gesamtleasingeinnahmen ausgewiesen.

Die Gesellschaft verkauft einige Maschinen an Leasingunternehmen, die dann Leasingverträge mit einer Laufzeit von normalerweise ein bis fünf Jahren mit dem Endkunden abschließen. Unter

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

bestimmten Bedingungen ist die Gesellschaft verpflichtet, die Maschine von der Leasinggesellschaft zurückzukaufen oder der Leasinggesellschaft auf Grund des Zahlungsverzugs des Endkunden entstandene wirtschaftliche Verluste zu erstatten. Die Methode der Umsatzrealisierung von auf solchen Vereinbarungen basierenden Maschinenverkäufen durch die Gesellschaft hängt von der Laufzeit des zugrunde liegenden Leasingvertrags ab. Wenn die Gesellschaft nach den Konditionen des Leasingvertrags die wesentlichen Risiken aus dem Besitz der geleasten Maschine trägt, wird das Geschäft als Ausleihung behandelt, und Umsatzerlöse und Bruttogewinn werden über die Dauer des Leasingvertrags erfasst. Wenn wesentliche Risiken des Besitzes nicht bei der Gesellschaft verbleiben, werden die Erlöse wie bei normalen Umsatzerlösen vollständig bei Versand oder Lieferung erfasst.

Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen

Die Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen beinhalten unmittelbar dem Produktionsprozess zuzurechnende Kosten.

Forschungs- und Entwicklungskosten

Forschungskosten und nicht aktivierte Entwicklungskosten werden erfolgswirksam als Aufwand erfasst.

Ertragsteuern

Ertragsteuern auf den Jahresüberschuss oder -fehlbetrag enthalten tatsächliche und latente Steuern. Ertragsteuern werden in der Gewinn- und Verlustrechnung erfasst, soweit sie nicht auf unmittelbar im Eigenkapital erfasste Posten entfallen; in diesem Fall werden sie im Eigenkapital erfasst. Bei den tatsächlichen Steuern handelt es sich um die voraussichtlich auf das steuerpflichtige Einkommen des Jahres zu zahlenden Steuern unter Anwendung der am Bilanzstichtag geltenden oder zum Bilanzstichtag angekündigten Steuersätze sowie etwaige Anpassungen von für Vorjahre zu zahlenden Steuern. Für latente Steuern werden nach der bilanzorientierten Verbindlichkeitsmethode Rückstellungen oder aktive latente Steuern gebildet, in der temporäre Differenzen zwischen den Buchwerten von Aktiva und Passiva in der Konzernbilanz und denjenigen in der Steuerbilanz berücksichtigt werden.

Die Höhe der Rückstellung für latente Steuern hängt davon ab, wie die Buchwerte der Aktiva und Passiva unter Anwendung geltender Steuersätze am Bilanzstichtag oder von zum Bilanzstichtag angekündigten Steuersätzen voraussichtlich realisiert oder erfüllt werden. Aktive latente Steuern werden nur erfasst, soweit wahrscheinlich ist, dass künftige steuerpflichtige Gewinne zur Verfügung stehen, mit denen der Vermögenswert verrechnet werden kann. Aktive latente Steuern werden vermindert, soweit eine Realisierung des entsprechenden Steuervorteils nicht mehr wahrscheinlich ist. Zusätzliche Ertragsteuern, die sich aus der Ausschüttung von Dividenden ergeben, werden zum selben Zeitpunkt erfasst wie die Verpflichtung zur Zahlung der entsprechenden Dividende.

Derivative Finanzinstrumente

Sämtliche derivativen Finanzinstrumente werden mit dem Marktwert am Bilanzstichtag unter sonstige Vermögenswerte/Verbindlichkeiten ausgewiesen.

Änderungen des beizulegenden Werts derivativer Finanzinstrumente werden entweder in der Konzerngewinn- und -verlustrechnung oder im Eigenkapital erfasst, je nachdem, ob das derivative Finanzinstrument als Sicherungsgeschäft für Änderungen des beizulegenden Werts oder von Cashflows dient. Änderungen des beizulegenden Werts derivativer Finanzinstrumente, die als Sicherungsgeschäfte des beizulegenden Wertes des Grundgeschäftes dienen, werden in der Konzerngewinn- und -verlustrechnung erfasst. Bei derivativen Finanzinstrumenten, die als Cashflow-Sicherungsgeschäfte bezeichnet werden, werden Änderungen des beizulegenden Werts des

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

effektiven Anteils nach Abzug von latenten Steuern im Eigenkapital erfasst, bis der gesicherte Sachverhalt ertragswirksam erfasst wird. Ineffektive Anteile der Änderungen des beizulegenden Werts werden unmittelbar ertragswirksam erfasst. Derivate, welche die Kriterien für die Bilanzierung von Sicherungsgeschäften nicht erfüllen, werden zum letzten Börsenkurs bewertet und wirken sich unmittelbar auf die Konzerngewinn- und -verlustrechnung aus.

Geschäfts- oder Firmenwert

Unternehmenszusammenschlüsse werden grundsätzlich nach der Erwerbsmethode bilanziert. Der Geschäfts- oder Firmenwert stellt Beträge dar, die sich aus dem Erwerb von Tochtergesellschaften, assoziierten Unternehmen und Gemeinschaftsunternehmen ergeben. Der erstmalige Ausweis des Geschäfts- oder Firmenwertes wurde unter Anwendung der Grundsätze gemäß IFRS 3 ausgewiesen.

Der Geschäfts- oder Firmenwert wird mit den Anschaffungskosten abzüglich eines etwaigen kumulierten Wertminderungsaufwands ausgewiesen. Der Geschäfts- oder Firmenwert wird den Zahlungsmittel generierenden Einheiten ("Cash generating units") zugeordnet und jährlich einem Wertminderungstest unterzogen. In Bezug auf assoziierte Unternehmen ist der Buchwert des Geschäfts- oder Firmenwerts im Buchwert der Beteiligung an dem assoziierten Unternehmen enthalten.

Immaterielle Vermögenswerte

Immaterielle Vermögenswerte enthalten den Geschäfts- oder Firmenwert, Patente, den Auftrags- und Produktionsbestand, Markenzeichen, Software, Dienstleistungsverträge, Technologie, Kundenbeziehungen, Lieferantenbeziehungen und aktivierte Entwicklungsprojekte.

Aufwendungen für Forschungstätigkeiten, die mit der Aussicht auf Erwerb neuer wissenschaftlicher oder technischer Kenntnisse und Erfahrungen ausgeführt werden, werden in der Gewinn- und Verlustrechnung erfolgswirksam als Aufwand erfasst. Aufwendungen für Entwicklungstätigkeiten, bei denen Forschungsergebnisse auf ein Projekt oder auf die Entwicklung für die Produktion neuer oder wesentlich verbesserter Produkte und Verfahren angewendet werden, werden aktiviert, wenn das Produkt oder das Verfahren technisch und kommerziell durchführbar ist, wenn die Erzielung eines künftigen wirtschaftliche Nutzens aus dem Produkt oder Verfahren für wahrscheinlich gehalten wird und die Gesellschaft für die Fertigstellung der Entwicklung über ausreichende Ressourcen verfügt. Die aktivierten Aufwendungen enthalten Materialeinzelkosten, Lohneinzelkosten sowie anteilige Gemeinkosten. Sonstige Entwicklungskosten werden erfolgswirksam als Aufwand in der Gewinn- und Verlustrechnung erfasst. Aktivierte Entwicklungskosten werden mit den Herstellungskosten abzüglich kumulierter planmäßiger und außerplanmäßiger Abschreibungen ausgewiesen.

Sonstige von der Gesellschaft erworbene immaterielle Vermögenswerte werden mit den Anschaffungskosten abzüglich kumulierter planmäßiger und außerplanmäßiger Abschreibungen ausgewiesen (siehe unten unter "Wertminderung").

Aufwendungen für selbst geschaffene Geschäfts- oder Firmenwerte und Markenzeichen werden erfolgswirksam als Aufwand in der Gewinn- und Verlustrechnung erfasst.

Nachträgliche Aufwendungen für aktivierte immaterielle Vermögenswerte werden nur aktiviert, wenn sie den dem jeweiligen Vermögenswert innewohnenden künftigen Nutzen erhöhen und wenn sich die Herstellungskosten verlässlich schätzen lassen. Alle sonstigen Aufwendungen werden erfolgswirksam als Aufwand erfasst.

Die Gesellschaft schreibt immaterielle Vermögenswerte mit begrenzter Nutzungsdauer nach der linearen Abschreibungsmethode über die kürzere Nutzungsdauer der vertraglichen Rechte oder deren voraussichtliche Nutzungsdauer ab, je nachdem, welche Methode eine kürzere

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Nutzungsdauer ergibt. Geschäfts- oder Firmenwerte (und immaterielle Vermögenswerte, bei denen es sich nicht um Geschäfts- oder Firmenwert handelt und bei denen keine feste Nutzungsdauer festgelegt wurde) werden nicht abgeschrieben, sondern stattdessen mindestens einmal jährlich auf Wertminderung geprüft. Wenn der Buchwert der Nettovermögenswerte einschließlich Geschäfts- oder Firmenwert die Summe der voraussichtlich durch die jeweilige berichtende Einheit ("Cash generating unit") generierten abgezinsten Cashflows übersteigt, wird eine Wertminderung erfasst. Dieser Wertminderungsaufwand wird in der Höhe des Teiles erfasst, um den die Buchwerte der Nettosachanlagen und der bestimmbaren immateriellen Vermögenswerte einschließlich des Geschäfts- oder Firmenwerts, die Summe der abgezinsten Cashflows der berichtenden Einheit übersteigen.

Übersicht der betrieblichen Nutzungsdauer immaterieller Vermögenswerte

	durchschn. Nutzungsdauer
Patente, Lizenzen und ähnliche Rechte	5
Aktivierte Entwicklungskosten	5
Markenzeichen	unbegrenzt
Software	3

Sachanlagen

Sachanlagen werden zu Anschaffungskosten abzüglich Abschreibungen bewertet.

Die Sachanlagen enthalten Grundstücke, grundstücksgleiche Rechte, Bauten einschließlich der Bauten auf fremden Grundstücken, technische Anlagen und Maschinen sowie andere Anlagen.

Leasingverhältnisse, bei denen Gottwald alle wesentlichen mit dem Eigentum verbundenen Risiken und Ertragschancen übernimmt, werden als Finanzierungsleasingverhältnisse klassifiziert. Selbst genutzte Immobilien, die im Wege des Finanzierungsleasing erworben wurden, werden mit dem Zeitwert oder dem niedrigeren Barwert der Mindestleasingzahlungen bei Beginn des Leasingverhältnisses abzüglich Abschreibungen und Wertminderungsaufwand ausgewiesen (siehe unten unter "Wertminderung").

Die Gesellschaft bilanziert im Buchwert eines Gegenstands des Sachanlagevermögens die Kosten für den teilweisen Ersatz dieses Gegenstands, wenn diese Kosten entstehen, sofern wahrscheinlich ist, dass der künftige dem Gegenstand innewohnende wirtschaftliche Nutzen der Gesellschaft zufließen wird und die Kosten des Gegenstands verlässlich geschätzt werden können. Die Kosten für den Abbruch, die Beseitigung, Wiederherstellung oder Rekultivierung des Gegenstands werden ebenfalls berücksichtigt. Alle sonstigen Kosten werden erfolgswirksam als Aufwand in der Gewinn- und Verlustrechnung erfasst.

Anlagen im Bau werden zu Herstellungskosten zuzüglich der bisher erfassten Gewinne abzüglich einer Rückstellung für absehbare Verluste und abzüglich Abschlagsrechnungen ausgewiesen. Die Herstellungskosten enthalten sämtliche unmittelbar mit konkreten Projekten in Zusammenhang stehende Aufwendungen sowie anteilige, bei den vertraglichen Aktivitäten der Gesellschaft im Rahmen der gewöhnlichen betrieblichen Tätigkeit entstandene fixe und variable Gemeinkosten.

Einzelne Gegenstände des Sachanlagevermögens mit im Verhältnis zu den Gesamtkosten wesentlichen Anschaffungs- oder Herstellungskosten werden separat abgeschrieben. Die Abschreibungen werden nach der linearen Methode über die betriebliche Nutzungsdauer des betreffenden Vermögenswerts berechnet.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Folgende Nutzungsdauern werden zugrunde gelegt:

Betriebs- und Verwaltungsgebäude	25 bis 33 Jahre
Sonstige Bauten	8 bis 25 Jahre
Technische Anlagen und Maschinen	5 bis 12 Jahre
Betriebs- und Geschäftsausstattung	3 bis 10 Jahre

Sonstige Finanzinvestitionen

Die Gesellschaft hält keine zu Handelszwecken gehaltenen oder bis zur Endfälligkeit zu haltende Wertpapiere.

Schuldrechtliche Wertpapiere, die die Gesellschaft nicht beabsichtigt, bis zur Endfälligkeit zu halten, oder nicht bis zur Endfälligkeit halten kann, sowie sämtliche marktfähigen Eigenkapitaltitel werden als zur Veräußerung verfügbar klassifiziert und mit dem Zeitwert ausgewiesen, wobei entsprechende Gewinne oder Verluste unmittelbar im Eigenkapital erfasst werden, mit Ausnahme des Wertminderungsaufwands und bei Währungsposten, wie beispielsweise schuldrechtlichen Wertpapieren, von Kursgewinnen und -verlusten.

Bei Ausbuchung solcher Finanzinvestitionen wird der bisher unmittelbar im Eigenkapital erfasste kumulierte Gewinn oder Verlust erfolgswirksam erfasst. Bei verzinslichen Finanzinvestitionen werden die nach der Effektivzinsmethode berechneten Zinsen erfolgswirksam erfasst. Der Marktwert von Finanzinstrumenten, die als bis zur Endfälligkeit zu haltende und zur Veräußerung verfügbare Finanzinstrumente klassifiziert werden, entspricht dem notierten Geldkurs zum Bilanzstichtag. Finanzinstrumente, die als bis zur Endfälligkeit zu haltende und zur Veräußerung verfügbare Finanzinstrumente klassifiziert werden, werden von der Gesellschaft an dem Tag erfasst/ausgebucht, an dem sie sich zum Kauf/Verkauf der Finanzinvestitionen verpflichtet. Bis zur Endfälligkeit zu haltende Wertpapiere werden an dem Tag erfasst/ausgebucht, an dem sie auf die/von der Gesellschaft übertragen werden.

Nicht amortisierte Kosten der Fremdfinanzierung

Kosten der Fremdfinanzierung werden abgegrenzt und über die voraussichtliche Nutzungsdauer der entsprechenden Ausleihungen abgeschrieben.

Vorräte

Vorräte werden zum Nettoveräußerungswert oder den niedrigeren Herstellungskosten unter Verwendung von Durchschnittspreisen oder des Marktwerts ausgewiesen. Die Herstellungskosten enthalten Material- und Lohneinzelkosten sowie anteilige Fertigungsgemeinkosten. Wertberichtigungen für Gängigkeit und Überalterung werden vorgenommen.

Forderungen

Forderungen werden zum Nennwert abzüglich Skonto und Wertberichtigungen ausgewiesen. Langfristige Forderungen werden mit dem Barwert ausgewiesen.

Sonstige kurzfristige Vermögenswerte

Die sonstigen kurzfristigen Vermögenswerte werden zu Anschaffungs- oder Herstellungskosten abzüglich Wertminderungsaufwand ausgewiesen.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Zahlungsmittel und Zahlungsmitteläquivalente

Die Gesellschaft betrachtet sämtliche erworbenen hochliquiden Finanzanlagen als Zahlungsmitteläquivalente.

Verzinsliche Darlehen

Verzinsliche Darlehen werden beim erstmaligen Ansatz mit dem Zeitwert angesetzt. Nach dem erstmaligen Ansatz werden verzinsliche Darlehen zu fortgeführten Anschaffungskosten ausgewiesen, wobei der Unterschied zwischen Anschaffungskosten und Rückkaufwert in der Gewinn- und Verlustrechnung über die Laufzeit der Darlehen nach der Effektivzinsmethode erfasst wird.

Leistungen an Arbeitnehmer

Verpflichtungen hinsichtlich von Beiträgen zu beitragsorientierten Pensionsplänen werden in der Gewinn- und Verlustrechnung erfolgswirksam als Aufwand erfasst.

Die Nettoverpflichtung der Gesellschaft hinsichtlich leistungsorientierter Pensionspläne wird durch Schätzung der Höhe der erdienten künftigen Leistungen der Arbeitnehmer in der laufenden Periode und in Vorperioden für jeden Plan separat berechnet. Diese Leistungen werden zur Bestimmung des Barwerts abgezinst, wobei der Marktwert des Planvermögens abgezogen wird. Die dem Abzinsungsfaktor zugrunde liegenden Annahmen spiegeln die Zinssätze erstklassiger festverzinslicher Schuldinstrumente wider.

Änderungen der Höhe der leistungsorientierten Verpflichtung oder des Planvermögens auf Grund von den Annahmen abweichender Erfahrungen und auf Grund von geänderten Annahmen können zu Gewinnen und Verlusten führen.

Die Berechnung wird von einem fachkundigen Versicherungsmathematiker nach dem Anwartschaftsbarwertverfahren vorgenommen. Werden die Leistungen eines Plans angehoben, wird der Anteil der erhöhten Leistung, der sich auf die bisherige Dienstzeit der Arbeitnehmer bezieht, bis zur Unverfallbarkeit in der Gewinn- und Verlustrechnung linear über die durchschnittliche Periode als Aufwand erfasst. Soweit die Leistungen unmittelbar unverfallbar werden, wird der Aufwand unmittelbar in der Gewinn- und Verlustrechnung erfasst.

Versicherungsmathematische Gewinne und Verluste werden gegen Eigenkapital verbucht (Aufstellung aller im Konzernabschluss erfassten Erträge und Aufwendungen).

Die Nettoverpflichtung der Gesellschaft in Bezug auf langfristige Leistungen für Dienstzeiten, bei denen es sich nicht um Pensionspläne handelt, entspricht der Höhe der künftigen medizinischen Versorgungsleistungen, die die Arbeitnehmer für ihre Dienstzeit in der laufenden Periode und in Vorperioden erdient haben. Die Verpflichtung wird nach dem Anwartschaftsbarwertverfahren berechnet und auf den Barwert abgezinst, wobei der Marktwert zugehöriger Vermögenswerte abgezogen wird. Der Abzinsungsfaktor entspricht der Rendite am Bilanzstichtag für Schuldverschreibungen höchster Bonität mit einer annähernd der Laufzeit der Verpflichtungen der Gesellschaft entsprechenden Fälligkeit.

Rückstellungen

Eine Rückstellung wird in der Bilanz gebildet, wenn auf Grund eines vergangenen Ereignisses eine gegenwärtige rechtliche oder faktische Verpflichtung besteht und ein Abfluss wirtschaftlicher Ressourcen zur Erfüllung dieser Verpflichtung wahrscheinlich ist. Bei Wesentlichkeit, werden Rückstellungen durch Abzinsung der erwarteten künftigen Cashflows mit dem Zinssatz vor Steuern abgezinst, der die aktuelle Einschätzung des Kapitalmarktes und ggf. das mit der Verbindlichkeit verbundene Einzelrisiko widerspiegelt.

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

Rückstellungen für die geschätzten Kosten von Produktgewährleistungen werden zu dem Zeitpunkt gebildet, an dem der entsprechende Verkauf erfasst wird.

Eine Rückstellung für Verträge mit drohenden Verlusten wird gebildet, wenn der erwartete Nutzen für die Gesellschaft aus einem Vertrag geringer ist als die bei der Erfüllung der vertraglichen Verpflichtungen entstehenden unvermeidbaren Kosten.

Verbindlichkeiten

Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten werden zu ihrem Rückzahlungsbetrag bilanziert.

Wertminderung und Werthaltigkeit von Vermögenswerten

Die Buchwerte der Aktiva der Gesellschaft, bei denen es sich nicht um Vorräte und aktive latente Steuern handelt, werden zu jedem Bilanzstichtag auf Anzeichen einer Wertminderung überprüft. Bei Vorliegen solcher Anzeichen wird die Werthaltigkeit des Vermögenswerts geschätzt. Bei Geschäfts- oder Firmenwerten, bei Vermögenswerten mit unbegrenzter Nutzungsdauer und bei noch nicht zum Gebrauch zur Verfügung stehenden immateriellen Vermögenswerten wird die Werthaltigkeit zu jedem Bilanzstichtag geschätzt. Ein Wertminderungsaufwand wird angesetzt, sobald der Buchwert eines Vermögenswerts oder dessen Zahlungsmittel generierende Einheit den werthaltigen Betrag übersteigt. Der Wertminderungsaufwand wird in der Gewinn- und Verlustrechnung erfasst.

Der in Bezug auf Zahlungsmittel generierende Einheiten erfasste Wertminderungsaufwand wird zunächst gegen den Buchwert des Geschäfts- oder Firmenwerts verbucht und anschließend pro rata gegen den Buchwert der sonstigen Vermögenswerte in der Einheit, jeweils bezogen auf die zugehörigen Einheiten.

Wenn ein Rückgang des Zeitwertes eines zur Veräußerung gehaltenen finanziellen Vermögenswerts unmittelbar im Eigenkapital erfasst wurde und es objektive Hinweise darauf gibt, dass der Vermögenswert eine dauerhafte Wertminderung erfahren hat, wird der unmittelbar im Eigenkapital erfasste kumulierte Verlust ertragswirksam erfasst, auch wenn der finanzielle Vermögenswert nicht ausgebucht wurde. Die Höhe des erfolgswirksam erfassten kumulierten Verlusts entspricht der Differenz zwischen den Anschaffungskosten und dem aktueller Zeitwert abzüglich eines etwaigen Wertminderungsaufwands aus diesem bisher nicht erfolgswirksam erfassten finanziellen Vermögenswert.

Der werthaltige Betrag der zu fortgeführten Anschaffungskosten bilanzierten Forderungen der Gesellschaft entspricht dem errechneten Marktwert der geschätzten künftigen mit dem ursprünglichen effektiven Zinssatz (d.h. dem beim erstmaligen Ansatz dieser finanziellen Vermögenswerte zugrunde gelegten Zinssatz) abgezinsten Cashflows. Kurzfristige Forderungen werden nicht abgezinst. Der werthaltige Betrag sonstiger Vermögenswerte entspricht dem Nettoveräußerungspreis, wobei der Nutzungswert angesetzt wird, sofern dieser höher ist. Bei der Beurteilung des Nutzungswerts werden die geschätzten künftigen Cashflows mit dem Zinssatz vor Steuern auf den Barwert abgezinst, der die aktuelle Einschätzung des Kapitalmarktes und ggf. das mit dem Vermögenswert verbundene Einzelrisiko widerspiegelt. Bei Vermögenswerten, die keine weitgehend unabhängigen Zahlungsmittelzuflüsse generieren, wird der werthaltige Betrag für die Zahlungsmittel generierende Einheit bestimmt, zu der der Vermögenswert gehört.

Ein Wertminderungsaufwand in Bezug auf eine zu fortgeführten Anschaffungskosten bilanzierte Forderung wird aufgelöst, wenn die nachträgliche Erhöhung des werthaltigen Betrags objektiv mit einem nach Ansatz des Wertminderungsaufwands eingetretenen Ereignis in Verbindung gebracht werden kann. Ein Wertminderungsaufwand in Bezug auf eine Finanzinvestition in ein Eigenkapitalinstrument, das als zur Veräußerung verfügbar gehalten wird, wird nicht erfolgswirksam

2) Wesentliche Rechnungslegungsmethoden (Fortgesetzt)

aufgelöst. Erhöht sich der Marktwert eines zur Veräußerung gehaltenen Schuldinstruments und lässt sich die Erhöhung objektiv mit einem nach Berücksichtigung des Wertminderungsaufwands eingetretenen Ereignis in Verbindung bringen, ist der Wertminderungsaufwand aufzulösen, wobei der aufgelöste Betrag erfolgswirksam erfasst wird. Ein Wertminderungsaufwand in Bezug auf Geschäfts- oder Firmenwert wird nicht wieder aufgelöst. In Bezug auf sonstige Vermögenswerte wird ein Wertminderungsaufwand aufgelöst, wenn sich in Bezug auf die der Ermittlung des werthaltigen Betrags zugrunde gelegten Schätzungen eine Änderung ergeben hat.

Ein Wertminderungsaufwand wird nur insoweit rückgängig gemacht, wie der Buchwert des zugehörigen Vermögensgegenstandes denjenigen Buchwert nicht übersteigt, der sich ohne den Ansatz des Wertminderungsaufwands ergeben hätte, nach Abzug planmäßiger und außerplanmäßiger Abschreibungen.

3) Umsatzerlöse

	2005	2004	2003
		(in T€)	
Verkaufte Waren	216.285	176.044	167.900
Ersatzteile	12.309	10.958	8.041
Dienstleistungen und Ersatzteile	4.969	5.865	4.955
Sonstige Umsatzerlöse	3.526	2.049	2.527
Umsatzerlöse, gesamt	**237.089**	**194.916**	**183.423**

4) Segmentberichterstattung

Die Gottwald Gruppe unterscheidet zwischen Geschäfts- und geografischen Segmenten. Dabei basiert das primäre Segmentberichtsformat auf der Organisation der Gottwald Gruppe als ein einziges Geschäftssegment, Hafentechnologie. Umfang und Inhalt der im Hinblick auf das Segment bereit zu stellenden Informationen entsprechen dem primären Segmentberichtsformat "Geschäftssegmente" sowie dem sekundären Segmentberichtsformat "geografische Segmente". Diese Struktur entspricht somit dem internen Berichtswesen (Managementansatz) und berücksichtigt die unterschiedlichen Risiken und Ertragsstrukturen der Segmente.

4) Segmentberichterstattung (Fortgesetzt)

Primäres Segmentberichtsformat (Geschäftssegmente)

Das Segment "Hafentechnologie" bezieht sich auf die Entwicklung, Herstellung, Montage, Lieferung und Wartung von Hafenmobilkranen und automatisierten Containerumschlaganlagen einschließlich Lagerungs- und integrierter Software-Lösungen.

	30. September		
	2005	2004	2003
		(in T€)	
Hafentechnologie			
Segmenterträge	**237.089**	**194.916**	**183.423**

	30. September		
	2005	2004	2003
		(in T€)	
Hafentechnologie			
Bereinigtes Bruttoergebnis	52.000	43.622	43.699
Anpassungen:			
+/- Effekte der Bilanzierung von Vorräten zum Zeitwert		459	-16.418
- Effekte der Bilanzierung von Abschreibungen auf Zeitwertdifferenzen	-310	-345	-369
- Anpassungen für Einmaleffekte	-1.058	-715	-57
Bruttoergebnis	**50.632**	**43.021**	**26.855**

	30. September		
	2005	2004	2003
		(in T€)	
Hafentechnologie			
Segmentergebnis (bereinigtes EBIT)	20.382	15.549	9.587
	20.382	**15.549**	**9.587**
Anpassungen:			
+/- Effekte der Bilanzierung von Vorräten zum Zeitwert		459	-16.418
- Effekte der Bilanzierung von Abschreibungen auf Zeitwertdifferenzen	-320	-396	-379
- Anpassungen für Einmaleffekte**	-1.445	-953	-830
- Anpassungen für Holding-Gebühren	-349	-375	-375
EBIT	**18.268**	**14.284**	**-8.415**

** *Davon Beratung*	*-1.445*	*-953*	*-830*

4) Segmentberichterstattung (Fortgesetzt)

Der Konzern passt Kosten für externe Beratung grundsätzlich an, sofern eine Genehmigung von Demag Holding vorliegt. Es wurden nicht alle Beratungskosten angepasst, da mit der betrieblichen Tätigkeit ein bestimmtes Maß an Beratungsleistungen verbunden ist.

	30. September		
	2005	2004	2003
		(in T€)	
Sonstige Angaben			
Investitionen	10.828	5.335	7.062
Abschreibungen	4.144	3.934	3.520
Bruttovermögen	185.910	163.280	178.176
Verbindlichkeiten	171.225	151.860	171.045

Sekundäres Segmentberichtsformat (geografische Segmente)

Erlöse werden nach dem Sitz des Kunden einzelnen Ländern zugeordnet. Die geografischen Angaben beziehen sich auf Deutschland und Europa als den wichtigsten Märkten des Konzerns, Nord- und Südamerika und den Rest der Welt.

Die Umsätze mit Kunden lassen sich nach geografischen Märkten wie folgt gliedern:

	30. September		
	2005	2004	2003
		(in Mio. €)	
Deutschland	26	24	9
Europa (ohne Deutschland)	132	65	73
Nord- und Südamerika	17	13	23
Sonstige Regionen	62	93	78
	237	**195**	**183**

	2005	2004	2003
		(in T€)	
Investitionen	10.828	5.335	7.062
Bruttovermögen	185.910	163.280	178.176

Neben diesen Segment-Maßstäben verwendet der Konzern zur Bewertung der allgemeinen Rentabilität und der Cashflows bestimmte Maßstäbe, die in den allgemein anerkannten Rechnungslegungsgrundsätzen nicht fest definiert sind. Zur Bewertung der Rentabilität verwendet die Geschäftsführung das so genannte bereinigte EBITDA. Die Geschäftsführung ist der Ansicht, dass das bereinigte EBITDA eine sinnvollere Grundlage für den Vergleich der Ertragslage des Konzerns verschiedener Geschäftsjahre darstellt. Diese Größe wird wie folgt berechnet:

	30. September		
	2005	2004	2003
		(in T€)	
Segmentergebnis (bereinigtes EBIT)	**20.382**	**15.549**	**9.587**
+ Abschreibungen	4.495	4.268	3.875
Bereinigtes EBITDA	**24.877**	**19.817**	**13.462**

Für Cashflow-Zwecke steuert der Konzern den Cashflow nicht nach Segmenten, sondern verwendet Maßstäbe, die in den allgemein anerkannten Rechnungslegungsgrundsätzen nicht fest definiert sind. Dazu gehören der freie Cashflow und der freie Cashflow vor Zinsen und Steuern. Der

4) Segmentberichterstattung (Fortgesetzt)

freie Cashflow ist als Cashflow vor Finanzierungskosten definiert und wird vom Konzern verwendet, da dieser entweder zur Ausschüttung an die Investoren oder zur Deckung eines sonstigen Finanzmittelbedarfs zur Verfügung steht.

	30. September		
	2005	2004	2003
		(in T€)	
Cashflow aus operativer Tätigkeit	16.182	6.478	16.296
Cashflow aus Investitionstätigkeit	-10.925	-5.313	-6.504
Freier Cashflow vor Finanzierung	**5.257**	**1.165**	**9.792**
Zinszahlungen, netto	8.442	3.655	4.481
Ertragsteuerzahlungen	91	30	
Freier Cashflow vor Finanzierung, Zins- und Steuerzahlungen	**13.790**	**4.850**	**14.273**

Die Definitionen dieser wichtigsten Maßstäbe für die Bewertung der Ertragskraft des Konzerns weichen unter Umständen von der Definition anderer Gesellschaften ab, und die ausgewiesenen Zahlen sind daher unter Umständen nur eingeschränkt vergleichbar. Diese Maßstäbe sind nicht isoliert zu betrachten und sind kein Ersatz für die übrige Analyse im Abschluss. Insbesondere sind sie von Investoren nicht als Alternative sonstiger Indikatoren der Ertragskraft des Konzerns nach IFRS zu betrachten.

5) Forschungs- und Entwicklungskosten

Die gesamten Forschungs- und Entwicklungskosten zum 30. September 2005 beliefen sich auf T€ 8.878 (2004: T€ 7.136, 2003: T€ 9.032), davon wurden T€ 4.588 (2004: T€ 967, 2003: T€ 0) aktiviert und T€ 4.339 (2004: T€ 6.168, 2003: T€ 9.032) als Aufwand erfasst. Zu den aktivierten Forschungs- und Entwicklungskosten siehe Anmerkung 10 "Geschäfts- oder Firmenwert und sonstige immaterielle Vermögenswerte".

6) Vertriebs- und allgemeine Verwaltungskosten

	30. September		
	2005	2004	2003
		(in T€)	
Vertriebskosten	24.096	18.696	22.256
Allgemeine Verwaltungskosten	4.550	3.914	3.748
Vertriebs- und allgemeine Verwaltungskosten	**28.646**	**22.610**	**26.004**

In den Vertriebskosten sind Verkaufsprovisionen an Agenten enthalten.

7) Sonstige betriebliche Erträge und Aufwendungen

	30. September		
	2005	2004	2003
		(in T€)	
Währungsgewinne	621	599	855
Währungsverluste	-975	-890	-1.091
Gewinne aus dem Abgang langfristiger Vermögenswerte	2	46	43
Verluste aus dem Abgang langfristiger Vermögenswerte	-154	-153	-43
Einnahmen aus der Auflösung sonstiger Rückstellungen	666		
Übrige, netto	462	438	1
Sonstige betriebliche Erträge/(Aufwendungen), netto	**622**	**40**	**-235**

8) Zinsen und ähnliche Erträge/(Aufwendungen), netto

	30. September		
	2005	2004	2003
		(in T€)	
Währungsgewinne		1.146	4.504
Währungsverluste			
Neubewertung von Zinsswaps zum letzten Börsenkurs	-543	46	
Amortisation von Kosten der Fremdfinanzierung	-2.453	-1.844	-286
Verzinsung Gesellschafterdarlehen (Vanilla Loan)	-615	-1.653	-1.503
Verzinsung Verkäuferdarlehen (Vendor Loan)		-1.075	-2.540
Verzinsung erstrangige Kreditfazilität (Senior Credit)	-845	-1.843	-2.139
Verzinsung Mezzanin-Kreditfazilität (Mezzanine Credit)	-2.806	-1.758	0
Zinsaufwand Pensionsrückstellung	-544	-479	-405
Zinsaufwand langfristige Rückstellung	-104	-118	-117
Sonstige Zinsen und ähnliche Aufwendungen	-2.099	-57	556
Zinsen und ähnliche Erträge/(Aufwendungen), netto	**-10.009**	**-7.635**	**-1.930**

Zum 31. Januar 2005 wurde das Gesellschafterdarlehen getilgt.

Im Geschäftsjahr 2003 wurde der Effekt aus der Bewertung von Zinsswaps zum letzten Börsenkurs in Höhe von T€ 171 im Eigenkapital gebucht (T€ 109 unter Abzug latenter Steuern). Da die Anforderungen an ein Hedge Accounting nicht mehr erfüllt wurden, wurde dieser Aufwand im Geschäftsjahr 2004 erfolgswirksam aufgelöst.

9) (Ertragsteueraufwand)/Ertragsteuerertrag

Zum 30. September 2004 wurden die latenten Steuern für die deutschen Gesellschaften auf der Grundlage eines Körperschaftsteuersatzes von 25,0%, eines Solidaritätszuschlags von 5,5% und von Gewerbeertragsteuer mit einem Gesamtsteuersatz von 39,6% berechnet. Die latenten Steuern für ausländische Gesellschaften basieren auf den geltenden Steuersätzen des jeweiligen Landes.

9) (Ertragsteueraufwand)/Ertragsteuerertrag (Fortgesetzt)

Der (Ertragsteueraufwand)/Ertragsteuerertrag zum 30. September 2005 setzt sich wie folgt zusammen:

	30. September		
	2005	2004	2003
		(in T€)	
(Ertragsteueraufwand)/Ertragsteuergutschrift:			
Tatsächliche Ertragsteuern			
Deutschland	-891	-1.398	0
Andere Länder	-130	-36	0
Zwischensumme	**-1.021**	**-1.434**	**0**
Latente Steuern			
Deutschland	-3.051	-2.177	3.580
Andere Länder	1	0	0
Zwischensumme	**-3.050**	**-2.177**	**3.580**
(Ertragsteueraufwand)/Ertragsteuergutschrift	**-4.071**	**-3.611**	**3.580**

Der Ertragsteueraufwand weicht vom erwarteten aggregierten deutschen Steuersatz (39,6%) wie folgt ab:

	30. September		
	2005	2004	2003
		(in T€)	
Mit dem dt. Steuersatz von insgesamt 39,6% berechneter Steueraufw./-gutschrift	-3.271	-2.633	4.097
Gewerbesteuerliche Zuschläge/Abzüge	-791	-527	-504
Sonstige permanente Differenzen	-9	-451	-13
(Ertragsteueraufwand)/Ertragsteuergutschrift	**-4.071**	**-3.611**	**3.580**

Unmittelbar im Eigenkapital erfasste(r) latente(r) Steueraufwand/-gutschriften:

	30. September		
	2005	2004	2003
		(in T€)	
Auf Sicherungsgeschäfte entfallend	0	0	0
Auf zur Veräußerung verfügbare Eigenkapitaltitel entfallend	0	0	0
Auf versicherungsmathem. Gewinne u. Verluste aus Pensionen entfallend	605	114	450
Sonstige	0	0	0
	605	**114**	**450**

Zu den aktiven und passiven latenten Steuern wird auf Anmerkung 16 des Anhangs "Aktive und passive latente Steuern" verwiesen.

10) Geschäfts- oder Firmenwert und sonstige immaterielle Vermögenswerte

	Geschäfts- oder Firmenwert	Markenzeichen	Patente	aktivierte Entwicklungskosten - Anlagen im Bau	aktivierte Entwicklungskosten	Software	Anzahlungen an Sonstige	Gesamt
				(in T€)				
Anschaffungskosten								
Stand 1. Oktober 2002	7.442	9.747	97			3.379		20.665
Unternehmenserwerbe durch Unternehmenszusammenschlüsse								
Sonstige Unternehmenserwerbe — selbst entwickelt								
Zugänge						462	119	581
Abgänge								
Umgliederungen								
Sonstige Veränderungen								
Auswirkung von Wechselkursschwankungen								
Stand 30. September 2003	**7.442**	**9.747**	**97**	—	—	**3.841**	**119**	**21.246**
Stand 1. Oktober 2003	7.442	9.747	97			3.841	119	21.246
Unternehmenserwerbe durch Unternehmenszusammenschlüsse								
Sonstige Unternehmenserwerbe — selbst entwickelt								
Zugänge				967		564	696	2.227
Abgänge						-46		-46
Umgliederungen								
Auswirkung von Wechselkursschwankungen								
Stand 30. September 2004	**7.442**	**9.747**	**97**	**967**	**0**	**4.359**	**814**	**23.427**
Stand 1. Oktober 2004	7.442	9.747	97	967	0	4.359	814	23.427
Unternehmenserwerbe durch Unternehmenszusammenschlüsse								0
Sonstige Unternehmenserwerbe — selbst entwickelt								0
Zugänge			65	4.045	544	1.248	154	6.056
Abgänge			-97			-3.338		-3.435
Umgliederungen				-442	442	814	-814	0
Sonstige Veränderungen								0
Stand 30. September 2005	**7.442**	**9.747**	**65**	**4.570**	**986**	**3.083**	**153**	**26.048**

10) Geschäfts- oder Firmenwert und sonstige immaterielle Vermögenswerte (Fortgesetzt)

	Geschäfts- oder Firmenwert	Markenzeichen	Patente	aktivierte Entwicklungskosten - Anlagen im Bau	aktivierte Entwicklungskosten	Software	Anzahlungen an Sonstige	Gesamt
				(in T€)				
Abschreibungen und Wertminderungsaufwand								
Stand 1. Oktober 2002								
Abschreibungen des Jahres			-33			-1.331		-1.364
Wertminderungsaufwand								
Auflösung Wertminderungsaufwand								
Abgänge								
Auswirkung von Wechselkursschwankungen								
Stand 30. September 2003			**-33**			**-1.331**		**-1.364**
Stand 1. Oktober 2003			-33			-1.331		-1.364
Abschreibungen des Jahres			-33			-1.503		-1.536
Wertminderungsaufwand								
Abgänge						46		46
Auswirkung von Wechselkursschwankungen								
Stand 30. September 2004			**-66**			**-2.788**		**-2.854**
Stand 1. Oktober 2004			-66			-2.788		-2.854
Abschreibungen des Jahres			-34		-72	-1.332		-1.438
Wertminderungsaufwand								
Abgänge			97			3.335		3.432
Sonstige Änderungen								
Stand 30. September 2005	**0**	**0**	**-2**	**0**	**-72**	**-785**	**0**	**-859**
Buchwerte								
zum 1. Oktober 2002	7.442	9.747	97			3.379	0	20.665
zum 30. September 2003	7.442	9.747	64			2.512	120	19.885
zum 1. Oktober 2003	7.442	9.747	64			2.512	120	19.885
zum 30. September 2004	7.442	9.747	31	967		1.572	814	20.573
zum 1. Oktober 2004	7.442	9.747	31	967		1.572	814	20.573
zum 30. September 2005	**7.442**	**9.747**	**61**	**4.570**	**914**	**2.300**	**155**	**25.189**

10) Geschäfts- oder Firmenwert und sonstige immaterielle Vermögenswerte (Fortgesetzt)

Im Geschäftsjahr 2005 waren in den im Bau befindlichen Vermögenswerten aktivierte Entwicklungskosten von T€ 4.045 enthalten, davon Mobile Harbor Cranes (Hafenmobilkrane) mit T€ 2.516 (2004 T€ 0), Cranes on Barge (Krane auf Flachbooten) mit T€ 77 (2004 T€ 162), Automated Stacker Cranes (automatische Stapelkrane) mit T€ 1.107 (2004 T€ 526), E-Automated Guided Vehicles (fahrerlos geführte Fahrzeuge) mit T€ 344 (2004 T€ 0). Die aktivierten Forschungs- und Entwicklungsaufwendungen wurden mit folgendem Ergebnis auf Wertminderung getestet: Kein Wertminderungsaufwand.

Abschreibungen und Wertminderungsaufwand

Die Abschreibungen und der Wertminderungsaufwand sind in den folgenden Posten der Gewinn- und Verlustrechnung enthalten:

	2005	2004	2003
		(in T€)	
Herstellungskosten der zur Erzielung der Umsatzerlöse erbrachten Leistungen	85	127	106
Forschung und Entwicklung	1.014	1.137	1.132
Vertriebs- und allg. Verwaltungskosten	338	272	126
Sonstige betriebliche Aufwendungen			
	1.437	**1.536**	**1.364**

Geschäfts- oder Firmenwert

Der Geschäfts- oder Firmenwert stammt in erster Linie aus dem Erwerb. Ein Wertminderungstest ergab, dass im Geschäftsjahr 2005 kein Wertminderungsaufwand zu berücksichtigen war. Der Konzern holt derzeit weitere genauere Informationen zu bestimmten nach der Geschäftsvereinbarung erforderlichen Anpassungen ein, darunter Steuererstattungen der Siemens AG für alle nach dem 30. Juni 2002 in Bezug auf die Periode vor dem 30. Juni 2002 gezahlten Steuerarten. Dementsprechend unterliegen bestimmte Kaufpreiszuordnungen einer Anpassung.

Wertminderungstest des Geschäfts- oder Firmenwerts

Der Geschäfts- oder Firmenwert wurde der Gesellschaft insgesamt zugeordnet und mit folgendem Ergebnis auf Wertminderung getestet: Kein Wertminderungsaufwand.

11) Sachanlagen

	Grundstücke	Bauten und Mietereinbauten	Anlagen und Maschinen	sonstige Anlagen	Anzahlungen und Anlagen im Bau	Sachanlagen aus Finanzierungs-leasing-verträgen	Gesamt
				(in T€)			
Anschaffungs- und Herstellungkosten							
Stand 1. Oktober 2002	17.000	3.500	4.617	2.077	920	309	**28.423**
Unternehmenserwerbe durch Unternehmenszusammenschlüsse							
Zugänge		1.159	3.899	1.377		46	**6.481**
Abgänge			-33	-372	-430		**-835**
Umgliederungen							
Auswirkung von Wechselkurschwankungen							
Stand 30. September 2003	**17.000**	**4.659**	**8.483**	**3.082**	**490**	**355**	**34.069**
Stand 1. Oktober 2003	17.000	4.659	8.483	3.082	490	355	**34.069**
Unternehmenserwerbe durch Unternehmenszusammenschlüsse							
Zugänge	19	1.075	1.042	798	159	15	**3.108**
Abgänge		-116	-42	-317		-370	**-845**
Umgliederungen							
Auswirkung von Wechselkurschwankungen							
Stand 30. September 2004	**17.019**	**5.618**	**9.483**	**3.563**	**649**	**0**	**36.332**
Stand 1. Oktober 2004	17.019	5.618	9.483	3.563	649	0	**36.332**
Unternehmenserwerbe durch Unternehmenszusammenschlüsse							
Sonstige Unternehmenserwerbe		757	1.222	1.229	1.500	64	**4.772**
Umgliederung zu als Finanzinvestitionen gehaltenen Immobilien							**0**
Abgänge		-16	-4	-464			**-484**
Umgliederungen		431		17	-448		**0**
Sonstige Veränderungen		-4	4				**0**
Stand 30. September 2005	**17.019**	**6.786**	**10.705**	**4.345**	**1.701**	**64**	**40.620**
Abschreibungen und Wertminderungsaufwand							
Stand 1. Oktober 2002							
Abschreibungen des Jahres		-761	-1.051	-1.002		-86	**-2.900**
Wertminderungsaufwand							
Abgänge				320			**320**
Umgliederungen							
Auswirkung von Wechselkurschwankungen							
Stand 30. September 2003	**0**	**-761**	**-1.051**	**-682**	**0**	**-86**	**-2.580**
Stand 1. Oktober 2003	0	-761	-1.051	-682	0	-86	**-2.580**
Abschreibungen des Jahres		-939	-1.219	-918		-43	**-3.119**
Wertminderungsaufwand							
Abgänge		32	15	280		129	**456**
Umgliederungen							
Auswirkung von Wechselkurschwankungen							
Stand 30. September 2004	**0**	**-1.668**	**-2.255**	**-1.320**	**0**	**0**	**-5.243**

11) Sachanlagen (Fortgesetzt)

	Grundstücke	Bauten und Mietereinbauten	Anlagen und Maschinen	sonstige Anlagen	Anzahlungen und Anlagen im Bau	Sachanlagen aus Finanzierungs-leasing-verträgen	Gesamt
				(in T€)			
Stand 1. Oktober 2004	0	-1.668	-2.255	-1.320	0	0	**-5.243**
Abschreibungen des Jahres		-1.161	-1.180	-1.029		-7	**-3.377**
Auflösung Wertminderungsaufwand							**0**
Umgliederung zu als Finanzinvestitionen gehaltenen Immobilien							
Abgänge		10		432			**442**
Umgliederungen							
Sonstige Veränderungen							**0**
Stand 30. September 2005	**0**	**-2.819**	**-3.435**	**-1.917**	**0**	**-7**	**-8.178**
Buchwerte							
zum 1. Oktober 2002	17.000	3.500	4.616	2.077	920	309	**28.422**
zum 30. September 2003	17.000	3.899	7.432	2.399	490	269	**31.489**
zum 1. Oktober 2003	17.000	3.899	7.432	2.399	490	269	**31.489**
zum 30. September 2004	17.019	3.950	7.228	2.243	649	0	**31.089**
zum 1. Oktober 2004	17.019	3.950	7.228	2.243	649	0	**31.089**
zum 30. September 2005	**17.019**	**3.965**	**7.270**	**2.431**	**1.701**	**57**	**32.443**

Wertberichtigungen und Wertaufholungen

Im Geschäftsjahr 2005, 2004 und 2003 wurden bei den Sachanlagen weder außerplanmäßigen Abschreibungen noch Wertaufholungen vorgenommen.

Geleaste Maschinen und Anlagen

Folgende Beträge im Zusammenhang mit Finanzierungsleasingverhältnissen wurden unter den Sachanlagen ausgewiesen:

	30. September		
	2005	2004	2003
		(in T€)	
Grundstücke und Bauten	0		
Technische Anlagen, Betriebs- und Geschäftsausstattung	64		355
abzgl. kumulierte Abschreibungen	-7		-86
Gesamt	**57**	**0**	**269**

Die langfristigen Verbindlichkeiten zum 30. September 2005 enthalten Verpflichtungen aus Finanzierungsleasingverhältnissen in Höhe von T€ 60 (Nettobarwert; 2004: T€ 0, 2003: T€ 209).

Zu den Verpflichtungen aus Finanzierungsleasingverhältnissen und sonstigen Angaben zu Leasingverhältnissen siehe Anmerkung 30 "Leasing".

Sachanlagen im Bau

Die Anlagen im Bau enthalten folgende Posten für Infrastrukturprojekte und Projekte zur Optimierung von Betriebsgebäuden:

Eine neue Lackiererei (T€ 446), Bahngleise (T€ 57), Innenkrane (T€ 130), Kanäle (T€ 215), Brandschutz-Wasserversorgung (T€ 130).

12) Sonstige Finanzinvestitionen

	30. September		
	2005	2004	2003
		(in T€)	
Anteile an sonstigen verb. Unternehmen			
Sonstige Beteiligungen	126		
Langfristige Wertpapiere			
Langfristige Finanzinvestitionen, netto	**126**	**0**	**0**

Bei den sonstigen Finanzinvestitionen handelt es sich um Kosten, die auf Grund der Übernahme der Mehrheit der Anteile (70%) an der TBA Nederland B.V. aktiviert werden. Zu diesem Unternehmenserwerb siehe Anmerkung 34 des Anhangs "Ereignisse nach dem Bilanzstichtag".

Mit Wirkung vom 1. Januar 2006 wird Gottwald die Mehrheit der Anteile (70%) an der TBA Nederland B.V. übernehmen. Der verbleibende Anteil von 30% wird weiterhin von den beiden Gründern der TBA Nederland B.V., Dr. Yvo Saanen und Klaas Pieter van Til, gehalten. Gleichzeitig wird die TBA Nederland B.V. in TBA B.V. umbenannt werden.

Die neue Software-Gesellschaft wird Gottwalds Know-how im Bereich der Steuerungssoftware für Produktionseinrichtungen und das Fachwissen der TBA Nederland B.V. im Bereich der Simulations- und Emulationsanwendungen vereinen. Der Einsatz von Hafensimulations- und -emulationsanwendungen bietet den Kunden bei der Planung und Realisierung von Hafen- und Terminalanlagen und Erweiterungsprojekten eine Reihe von Vorteilen.

13) Nicht amortisierte Kosten der Fremdfinanzierung

Die nicht amortisierten Kosten der Fremdfinanzierung in Höhe von T€ 1.997 (30. September 2004: 1.787, 30. September 2003: T€ 2.352) entfallen auf die lang- und kurzfristigen Verbindlichkeiten der Gesellschaft und werden über die Laufzeit der entsprechenden Verbindlichkeiten nach der Effektivzinsmethode abgeschrieben. Der Abschreibungsaufwand belief sich zum 30. September 2005 einschließlich der vollständigen Abschreibung der bestehenden Kosten für die Fremdfinanzierung nach der Refinanzierung von Schulden zum 31. Januar 2005 auf T€ 2.452. Neue Kosten der Fremdfinanzierung werden in Höhe von T€ 2.675 aktiviert. Zum 30. September 2004 beliefen sich die Abschreibungen auf insgesamt T€ 1.844 einschließlich der vollständigen Abschreibung des auf die festverzinslichen garantierten nachrangigen unbesicherten Schuldverschreibungen entfallenden Anteils, die im Februar 2004 zurückgezahlt wurden. Im September 2004 wurden auf Grund der obligatorischen Vorauszahlungen erstrangiger Schuldtitel zusätzliche Abschreibungen gebucht. Die Erhöhung der Kosten für die Fremdfinanzierung ist auf die Finanzierung der Mezzanin-Darlehen und die Refinanzierung durch erstrangige Schuldtitel im Februar/März 2004 zurückzuführen. Wir verweisen auf Anmerkung 23 des Anhangs "Langfristige verzinsliche Darlehen".

14) Langfristige Forderungen aus Lieferungen und Leistungen

	30. September		
	2005	2004	2003
		(in T€)	
Langfristige Forderungen	3.917	4.452	5.369
Abzgl. Wertberichtigung zweifelhafter Forderungen	-545	-790	-864
Langfristige Forderungen aus Lieferungen u. Leistungen	**3.372**	**3.662**	**4.505**

14) Langfristige Forderungen aus Lieferungen und Leistungen (Fortgesetzt)

Die langfristigen Forderungen aus Lieferungen und Leistungen entfallen auf Lieferungen an fremde Kunden mit Zahlungszielen von ein bis fünf Jahren. Den Kunden werden die marktüblichen Zinsen für langfristige Zahlungsvereinbarungen über die Laufzeit der Forderung in Rechnung gestellt.

15) Sonstige langfristige Vermögenswerte

	30. September		
	2005	2004	2003
		(in T€)	
Nicht finanzielle Forderungen gegen Dritte			
Nicht finanzielle Forderungen gegen verbundene Unternehmen			
Derivative Finanzinstrumente	2	74	0
Finanzielle Forderungen (Sale and Leaseback)	1.804	1.906	0
Sonstige langfristige Vermögenswerte	**1.806**	**1.980**	**0**

16) Aktive und passive latente Steuern

Die aktiven und passiven latenten Steuern sind folgenden Posten zuzuordnen:

	30. September		
	2005	2004	2003
		(in T€)	
Forderungen und sonstige Vermögenswerte	64	175	670
Vorräte			555
Verlustvorträge und Steuergutschriften	1.810	2.924	5.234
Rückstellungen und Verbindlichkeiten	2.307	1.913	2.121
Sonstige	814		
Zwischensumme (Aktiva)	**4.995**	**5.012**	**8.580**
Wertberichtigungen			
Saldierung			
Aktive latente Steuern	**4.995**	**5.012**	**8.580**
Forderungen und sonstige Vermögenswerte	-752	-1.388	-1.118
Vorräte	-308		
Immaterielle Vermögenswerte	-4.037	-1.538	-426
Sachanlagen			-107
Rückstellungen und Verbindlichkeiten	-441	-225	-829
Sonstige	-43		-1.790
Zwischensumme (Passiva)	**-5.581**	**-3.151**	**-4.270**
Saldierung			
Passive latente Steuern	**-5.581**	**-3.151**	**-4.270**
Aktive/(passive) latente Steuern, netto	**-587**	**1.861**	**4.310**

Veränderungen der latenten Steuern werden entweder erfolgswirksam erfasst oder im Eigenkapital verrechnet. Zu Einzelheiten wird auf Anmerkung 9 des Anhangs "Ertragsteueraufwand" verwiesen.

16) Aktive und passive latente Steuern (Fortgesetzt)

Die Realisierung aktiver latenter Steuern hängt davon ab, ob in künftigen Perioden ausreichend steuerpflichtiges Einkommen erzielt wird. Im Hinblick auf die verbesserten Rentabilitätsaussichten ist die Geschäftsführung der Ansicht, dass eine Realisierung der aktiven latenten Steuern unter Abzug der Wertberichtigungen wahrscheinlich ist.

Die Gesellschaft verfügt über Verlustvorträge, die sich wie folgt zusammensetzen:

	30. September		
	2005	2004	2003
		(in T€)	
Deutschland Körperschaftsteuer	7.942	9.651	14.489
Gewerbeertragsteuer	525	4.661	11.689

Verluste können in Deutschland unbegrenzt vorgetragen werden. In Deutschland unterliegt die Verwendung künftiger Verlustvorträge der Mindestbesteuerung.

17) Vorräte

	30. September		
	2005	2004	2003
		(in T€)	
Roh-, Hilfs- und Betriebsstoffe	10.577	7.020	7.777
Unfertige Erzeugnisse, unfertige Leistungen	35.031	43.646	57.909
Fertige Erzeugnisse und zur Weiterveräußerung bestimmte Produkte	3.953	7.495	7.823
Vorräte, netto	**49.561**	**58.161**	**73.509**

18) Forderungen aus Lieferungen und Leistungen

	30. September		
	2005	2004	2003
		(in T€)	
kurzfristige Forderungen aus Lieferungen und Leistungen an Dritte	23.057	16.488	17.230
Wechselforderungen	0	0	0
abzgl. Wertberichtigung auf zweifelhafte Forderungen	-123	-495	-865
Forderungen aus Lieferungen und Leistungen	**22.934**	**15.993**	**16.365**
kurzfristige Forderungen aus Lieferungen und Leistungen gegen verbundene Unternehmen	953	674	0
kurzfristige Forderungen gegen verbundene Unternehmen, netto	**953**	**674**	**0**
Forderungen aus Lieferungen und Leistungen, netto, gesamt	**23.887**	**16.667**	**16.365**

Bei den Forderungen aus Lieferungen und Leistungen handelt es sich in erster Linie um unverzinsliche Forderungen.

19) Kurzfristige finanzielle Forderungen

	30. September		
	2005	2004	2003
		(in T€)	
Cash Pool Intersilo	18.889	10.650	
Darlehen Intersilo	15.000		603
Darlehen an Arbeitnehmer	100	99	97
kurzfristige finanzielle Forderungen	**33.989**	**10.749**	**700**

20) Sonstige kurzfristige Vermögenswerte

	30. September		
	2005	2004	2003
		(in T€)	
Sonstige Steuerforderungen	2.581	2.543	2.374
Vorauszahlungen	706	78	163
Aktive Abgrenzungsposten	603	345	171
Derivative Finanzinstrumente	70	363	468
Übrige	570	1.268	858
Sonstige kurzfristige Vermögenswerte, netto	**4.530**	**4.597**	**4.034**

21) Zahlungsmittel und Zahlungsmitteläquivalente

Die Zahlungsmittel und Zahlungsmitteläquivalente belaufen sich zum 30. September 2005 auf T€ 3.712 (2004: T€ 8.565, 2003: T€ 16.704).

22) Eigenkapital und Rücklagen

In der Konzerneigenkapitalveränderungsrechnung sind die Änderungen des Eigenkapitals und der Rücklagen zusammengefasst (siehe Seite 9).

Zusätzlich eingezahltes Kapital

Das zusätzlich eingezahlte Kapital enthält Einlagen in Höhe von T€ 104, die am 30. September 2004 nach dem Verzicht auf die nicht von den Teilnehmern des Management-Beteiligungsprogrammes ("MEP") eingezahlten MEP-Darlehen getätigt wurden.

Aufstellung aller im Konzernabschluss erfassten Erträge und Aufwendungen

— Sicherungsrücklage

Die Sicherungsrücklage enthält den effektiven Teil der kumulierten Nettoveränderung des Marktwertes von Cashflow-Sicherungsinstrumenten im Zusammenhang mit noch nicht getätigten Sicherungsgeschäften.

— Versicherungsmathematische Gewinne und Verluste

Die versicherungsmathematischen Gewinne und Verluste enthalten die bei Anfall bilanzierten versicherungsmathematischen Gewinne und Verluste im Zusammenhang mit Pensionsleistungen.

23) Langfristige verzinsliche Darlehen

Diese Anmerkung des Anhangs enthält Angaben zu den vertraglichen Laufzeiten der verzinslichen Darlehen der Gesellschaft. Zu den Zins- und Währungsrisiken der Gesellschaft siehe Anmerkung 24 des Anhangs "Finanzinstrumente".

23) Langfristige verzinsliche Darlehen (Fortgesetzt)

Langfristige Verbindlichkeiten nach der Refinanzierung zum 31. Januar 2005 und sonstige langfristige Schulden

	30. September					
	2005		2004		2003	
	Effektivzins	Buchwert	Effektivzins	Buchwert	Effektivzins	Buchwert
			(in T€)			
Divisionsfinanzverbindlichkeiten		60				
MEP-Darlehen				0		830
Verpflichtungen aus Finanzierungsleasingverhältnissen		1.737		1.875		293
festverzinsl. garantierte nachrangige unbesicherte Darlehensschuldverschreibungen,						
fällig am 24. September 2013 ("Vendor Loan Note")					10,0%	27.588
sonstige Darlehen von verbundenen Unternehmen			10,0%	18.185	10,0%	16.532
beizulegender Wert Zinsswaps		498				
erstrangige und Mezzanin-Kreditvereinbarungen:						
Mezzanin-Schulden			11,7%	30.904		
erstrangige Schuldtitel, Tranche A, in € fällig bis 30. September 2009;						
Zinssatz am 30. September 2004 3,86600%						
erstrangige Schuldtitel, Tranche A, in US-Dollar, fällig bis 30. September 2009;						
Zinssatz am 30. September 2004 3,72500%						
erstrangige Schuldtitel, Tranche A, in Pfund Sterling, fällig bis 30. September 2009;						
Zinssatz am 30. September 2004 6,67482%						
erstrangige Schuldtitel, Tranche B, in €, fällig am 31. März 2010 und 30. September 2010;			4,4%	2.354		
Zinssatz am 30. September 2004 4,36600%						
erstrangige Schuldtitel, Tranche B, in US-Dollar, fällig am 31. März 2010 und 30. September 2010;					3,9%	12.739
Zinssatz am 30. September 2004 4,22500%						
erstrangige Schuldtitel, Tranche B, in Pfund Sterling, fällig am 31. März 2010 und 30. September 2010;						
erstrangige Schuldtitel, Tranche C, in €, fällig am 31. März 2011 und 30. September 2011;			5,4%	11.423		
Zinssatz am 30. September 2004 5,36600%						
erstrangige Schuldtitel, Tranche C, in US-Dollar, fällig am 31. März 2011 und 30. September 2011;					4,4%	12.739
Zinssatz am 30. September 2004 5,22500%						
konzerninterner befristeter Kredit, Tranche A in €						
fällig am 30. Sept. 2011	5,1%	28.500				
fällig am 30. Sept. 2012						
fällig am 30. Sept. 2013						
konzerninterner erstrangiger befristeter Kredit, Tranche B in EUR, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2012	5,3%	17.500				
konzerninterner erstrangiger befristeter Kredit, Tranche B in USD, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2013						
konzerninterner erstrangiger befristeter Kredit, Tranche B in EUR, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2013	5,8%	17.500				
konzerninterner erstrangiger befristeter Kredit, Tranche B in USD, fällig in zwei gleichen Tilgungsraten am 31. März und 30. Sept. 2014						
konzerninternes befristetes "Mezzanin"-Darlehen	4,0%	20.581				
sonstige konzerninterne befristete Darlehen			4,0%	7.001		
Zwischensumme		86.376		71.742		70.721
abzgl. kurzfristiger Fälligkeiten		-217		-227		-914
langfristige Schuldtitel		**86.159**		**71.515**		**69.807**

23) Langfristige verzinsliche Darlehen (Fortgesetzt)

Die langfristigen Schuldtitel zum 30. September 2005 haben folgende Laufzeiten:

	Kurzfristig	Langfristig					Gesamt
	<1 Jahr	1-2 Jahre	2-3 Jahre	3-4 Jahre	4-5 Jahre	>5 Jahre	langfristig
				(in T€)			
Konzerninterne erstrangige befristete Darlehen		6.750	4.500	5.700	5.700	40.850	63.500
Mezzanin-Schuldtitel							0
Leasingverbindlichkeit	217	231	245	1.040	4		1.520
Divisional debt			60				60
Swaps			498				498
MEP							0
Konzerninterne befristete Mezzanin-Darlehen						20.581	20.581
Gesamt	**217**	**6.981**	**5.303**	**6.740**	**5.704**	**61.431**	**86.159**

Die Gesellschaft schätzt, dass sämtliche Schulden auf der Grundlage der aktuellen Zinssätze und Laufzeiten in etwa dem Marktwert entsprechen.

Finanzierungsvereinbarungen

Finanzierung des Unternehmenserwerbs

Der Gesamterwerb der sieben Geschäftsbetriebe im Jahre 2002 wurde in erster Linie durch Inanspruchnahme gemäß einer im September 2002 geschlossenen Vereinbarung über erstrangige Kreditfazilitäten in Höhe von T€ 825.000 ("die Kreditfazilität 2002"), Ausgabe einer festverzinslichen Schuldverschreibung in Höhe von T€ 215.000 an die Siemens AG ("Vendor Loan Note") und Gesellschafterdarlehen in Höhe von T€ 200.000 (das "Vanilla Loan") finanziert, wovon T€ 30.000 erstrangige Schuldtitel, T€ 25.000 des Vendor Loan Note und T€ 15.000 des Vanilla Loan dem Konzern unmittelbar zugerechnet wurden.

Die ursprünglich am 24. September 2013 fällige Vendor Loan Note wurde zusammen mit den Zinsen im Februar 2004 zurückgezahlt, da die Bedingungen für die obligatorische Rückzahlung erfüllt waren.

Der Gottwald zugerechnete Anteil wurde im Januar 2005 getilgt.

Sämtliche, gemäß der Kreditfazilität 2002 ausstehenden Beträge wurden Ende 2004 umfinanziert.

Erstrangige und Mezzanin-Kreditvereinbarungen

Am 23. Dezember 2004 schloss die Gesellschaft eine Vereinbarung über erstrangige Kreditfazilitäten und eine Vereinbarung über Mezzanin-Kreditfazilitäten (zusammen "die Kreditvereinbarungen") mit bestimmten Kreditinstituten, darunter die an Demag Mezz S.à r.l. ("Demag Mezz") zur Verfügung gestellten Mezzanin-Schuldtitel in Höhe von T€ 100.000 und die an Demag Finance S.à r.l. ("Demag Finance") zur Verfügung gestellten erstrangigen Schuldtitel in Höhe von T€ 500.000 sowie eine dem Demag-Konzern als Kreditlinie gewährte revolvierende Kreditfazilität von bis zu T€ 250.000. Die Gesellschaft ist der ursprüngliche Garantiegeber gemäß den Kreditvereinbarungen. Demag Mezz und Demag Finance sind 100-prozentige Tochtergesellschaften der Demag Investments S.à r.l.

Die von Gottwald in Anspruch genommenen Mezzanin-Schuldtitel aus konzerninternen Darlehen der Demag Mezz beliefen sich auf insgesamt T€ 20.000 und die in Anspruch genommenen erstrangigen Schuldtitel aus konzerninternen Darlehen der Demag Finance auf insgesamt T€ 65.000.

23) Langfristige verzinsliche Darlehen (Fortgesetzt)

Die Kreditvereinbarungen enthalten bestimmte finanzielle Vertragsklauseln, darunter die in den Kreditvereinbarungen festgelegten Bedingungen einer Mindestzinsdeckung (Verhältnis des Jahresergebnisses vor Zinsergebnis, Ertragsteuern und Abschreibungen (EBITDA) zu den Nettobarzinsen), eines bestimmten Verhältnisses des Cashflows zum Gesamtschuldendienst, eines bestimmten Verhältnisses von Fremd- zu Eigenkapital und Investitionen. Die nach den Kreditvereinbarungen gewährten Kredite sind im Wesentlichen durch sämtliche Aktiva der Gesellschaft und ihrer Tochtergesellschaften besichert.

24) Finanzinstrumente

Die Gesellschaft tätigt Geschäfte in zahlreichen wichtigen Währungen und ist daher dem Risiko nachteiliger Wechselkursschwankungen ausgesetzt. Die Gesellschaft begegnet diesen Risiken durch Einsatz derivativer Finanzinstrumente. Ohne diese Instrumente wäre die Gesellschaft größeren Marktrisiken ausgesetzt. Die Gesellschaft setzt derivative Finanzinstrumente ausschließlich für die Zwecke des Risikomanagements ein.

Währungsrisiko

Die Gesellschaft unterhält globale Geschäftsbeziehungen und ist daher auch Währungsrisiken ausgesetzt. Auf Grund der Politik der Gesellschaft zur Absicherung von Risiken werden Währungsgeschäfte abgeschlossen, um das Währungsrisiko zu verringern und Cashflows in Fremdwährung zu stabilisieren.

Ausfallrisiko

Aus ihrem Forderungsbestand ist die Gesellschaft möglicherweise Kreditausfallrisiken aus der Konzentration des Kundenportfolios ausgesetzt. Die Gesellschaft räumt im Rahmen der gewöhnlichen Geschäftstätigkeit Zahlungsziele ein und nimmt laufend Bewertungen der Debitoren hinsichtlich bestimmter Finanzkonditionen ihrer Kunden vor, verlangt im Allgemeinen aber keine Besicherung solcher Forderungen. Die Gesellschaft nimmt für zweifelhafte Forderungen auf Grund von Faktoren wie dem Ausfallrisiko bestimmter Kunden, historischer Entwicklungen und sonstiger Informationen eine Wertberichtigung vor.

Zinsänderungsrisiko

Da die Gesellschaft eine Vereinbarung über variabel verzinsliche Kreditfazilitäten geschlossen hat, ist sie Zinsänderungsrisiken ausgesetzt. Auf Grund der Finanzschulden ist die Gesellschaft dem Risiko sich ändernder Zinszahlungen auf Grund von Zinssatzänderungen ausgesetzt. Nach Ansicht der Geschäftsführung ist die Veränderlichkeit eines Teils der Zinszahlungen nach dem Vorsichtsprinzip zu begrenzen. Zu diesem Zweck schließt die Gesellschaft Zinsswapvereinbarungen, um Cashflow-Schwankungen auf Grund des Zinsänderungsrisikos abzusichern. Durch diese Swaps wird das mit den Verbindlichkeiten verbundene Risiko auf Grund des variabel verzinslichen Teils des Cashflows in festverzinsliche Cashflows verwandelt. Nach den Konditionen der Zinsswaps erhält die Gesellschaft eine variable Verzinsung und leistet Zinszahlungen mit einem festen Zinssatz, wodurch ein Äquivalent für festverzinsliche Schuldtitel geschaffen wird.

Nach der Refinanzierung im Jahre 2005 hat die Gesellschaft Zinsänderungsrisiken, die sich aus konzerninternen Darlehen ergeben, bis zum 31. März 2008 wie folgt abgesichert: 80% der Schuldtitel in € werden im Geschäftsjahr 2006 gleichmäßig durch Zinsswaps mit einem durchschnittlichen festen Zinssatz von 2,8616% p.a. und danach von 3,04% p.a. gesichert sowie durch Vereinbarung einer Zinsobergrenze von 3,5%.

Sensitivitätsanalyse

Durch Absicherung von Zinsänderungs- und Währungsrisiken verfolgt die Gesellschaft das Ziel, die Auswirkung kurzfristiger Schwankungen auf die Erträge der Gesellschaft zu verringern.

24) Finanzinstrumente (Fortgesetzt)

Längerfristig würden sich permanente Änderungen der Wechselkurse und Zinssätze allerdings auf die konsolidierten Erträge auswirken.

Zum 30. September 2005 hätte eine allgemeine Erhöhung der Zinssätze um einen Prozentpunkt eine Verringerung des Gewinns der Gesellschaft vor Steuern von schätzungsweise knapp T€ 487 (2004: T€ 430) zur Folge. Zinsswaps wurden in dieser Berechnung berücksichtigt.

Marktwert von Finanzinstrumenten

Der Marktwert wird für jedes Finanzinstrument berechnet. Der Marktwert eines Finanzinstruments ist der Preis, zu dem eine Partei die Rechte und/oder Pflichten einer anderen Partei übernehmen würde.

Die Marktwerte von Finanzinstrumenten wurden nach gängigen Methoden der Marktbewertung und unter Bezugnahme auf zum Bilanzstichtag verfügbare Marktdaten berechnet. In Anbetracht der Fluktuation wertbeeinflussender Marktdaten lassen die Marktwerte unter Umständen nicht auf die unter herrschenden Marktbedingungen von der Gesellschaft realisierbaren Beträge schließen.

Der Marktwert der unbesicherten Darlehen der Gesellschaft entspricht annähernd deren Buchwert, da die Zinssätze in etwa marktüblichen Zinssätzen entsprechen. Der Marktwert des Kassenbestands, der Forderungen, der Forderungen gegen verbundene Unternehmen und Verbindlichkeiten gegenüber verbundenen Unternehmen sowie der sonstigen Finanzinstrumente der Gesellschaft entspricht auf Grund ihrer Kurzfristigkeit annähernd deren Buchwert. Zum 30. September 2004 bzw. 30. September 2003 entsprachen die Buchwerte der Termingeschäfte auf Grund ihrer Kurzfristigkeit im Wesentlichen den Marktwerten.

Die folgende Tabelle zeigt den Nennbetrag und Marktwert derivativer Finanzinstrumente:

	30. September					
	2005		2004		2003	
	Nennbetrag	Marktwert	Nennbetrag	Marktwert	Nennbetrag	Marktwert
			(in T€)			
Aktiva:						
Währungsgeschäfte	1.929	72	18.980	391	13.999	468
Zinsgeschäfte			9.644	46		
Passiva:						
Währungsgeschäfte	19.578	-532	3.091	-64		
Zinsgeschäfte	102.177	-498			20.683	-280
gesamt		**-958**		**373**		**188**

Schätzung des Marktwerts

Der Marktwert von Devisentermingeschäften basiert auf dem um jeweilige Zinsdifferentiale (Agio oder Disagio) angepassten Referenzkurs der Europäischen Zentralbank.

Zum 31. März 2004 wurden Verbindlichkeiten gegenüber Kreditinstituten neu vereinbart und getilgt. Daher entfiel die Beziehung zwischen bestehenden Zinsswaps und Darlehensverzinsung, und die besicherten ursprünglich geplanten Transaktionen werden nicht getätigt. Demzufolge wurden sämtliche in der ergebnisneutralen Veränderung des Eigenkapitals enthaltenen noch vorhandenen Verluste erfolgswirksam umgegliedert.

Der Marktwert von Zinsswaps wurde durch Abzinsung erwarteter Cashflows mit marktüblichen Zinssätzen über die Restlaufzeit des Instruments geschätzt. Zum 30. September 2005 sind T€ -498 (2004: T€ 46, 2003: T€ -280) in den langfristigen Verbindlichkeiten enthalten.

25) Pensionspläne und ähnliche Verpflichtungen

Übersicht über Leistungen an Arbeitnehmer und Pensionspläne

Die Verpflichtungen aus Leistungen an Arbeitnehmer setzen sich wie folgt zusammen:

	30. September		
	2005	2004	2003
		(in T€)	
Leistungsorientierte Pläne	9.577	8.062	7.990
Gehaltsverzicht	2.436	1.866	1.222
Ähnliche Verpflichtungen			39
Pensionspläne und ähnliche Verpflichtungen	**12.013**	**9.928**	**9.251**
Im Eigenkapital ausgewiesen (unter Abzug latenter Steuern)	**-1.083**	**-160**	**-410**

Wesentliche Pensionspläne

Die Gesellschaft gewährt Pensionsleistungen an nahezu alle ausgeschiedene Arbeitnehmer in Deutschland. Die Höhe der Leistungen an ausgeschiedene Arbeitnehmer basiert im Allgemeinen auf der vergütungsabhängigen Anspruchsberechtigung und/oder der Position innerhalb des Unternehmens und der Dienstzeit.

Gehaltsverzicht

Gehaltsverzicht ist eine Form der Pensionszahlung, die vom Arbeitnehmer aus dem nicht steuerpflichtigen Einkommen finanziert wird. Auf Grund einer Vereinbarung zwischen der Gesellschaft und dem Arbeitnehmer wird ein Teil der erdienten Vergütung des Arbeitnehmers nicht an den Arbeitnehmer ausgezahlt, sondern von der Gesellschaft einbehalten und zu einem späteren Zeitpunkt ausgezahlt (Gehaltsverzicht).

Der Gesamtbetrag des Gehaltsverzichts wird nach versicherungsmathematischen Methoden auf der Grundlage des Betrags der verlagerten Vergütungsbestandteile, des Alters des Arbeitnehmers zum Zeitpunkt der Verlagerung sowie eines für Pensionen und Abzüge für vorzeitigen Tod und Invalidität geltenden jährlichen Zinssatzes berechnet.

Der Gesamtbetrag der verlagerten Vergütungsbestandteile belief sich zum 30. September 2005 auf T€ 2.436 (2004: T€ 1.866, 2003: T€ 1.222).

Verpflichtungen aus leistungsorientierten Plänen

Im Geschäftsjahr 2005 und den Vergleichsjahren entwickelten sich die Verpflichtungen aus leistungsorientierten Plänen wie folgt:

	30. September		
	2005	2004	2003
		(in T€)	
Leistungsorientierte Verpflichtungen zu Beginn des Jahres	8.062	7.990	6.762
Dienstzeitaufwand	255	260	204
Zinsaufwand	441	414	367
Versicherungsmathem. (Gewinne)/Verluste	1.086	-396	680
Gezahlte Leistungen	-267	-213	-198
Umbuchungen		5	175
Sonstige		2	
Leistungsorientierte Verpflichtungen am Ende des Jahres	**9.577**	**8.062**	**7.990**

25) Pensionspläne und ähnliche Verpflichtungen (Fortgesetzt)

Sämtliche leistungsorientierten Pläne sind undotiert. Der Gehaltsverzicht wird in der Entwicklung der Verpflichtungen aus leistungsorientierten Plänen nicht berücksichtigt und wird in der obigen Berechnung für die deutschen Pläne als Umbuchungen ausgewiesen.

Aufwand aus leistungsorientierten Plänen

Auf der Grundlage versicherungsmathematischer Berechnungen setzt sich der regelmäßige Nettogesamtpensionsaufwand wie folgt zusammen:

	30. September		
	2005	2004	2003
		(in T€)	
Dienstzeitaufwand	255	260	204
Zinsaufwand	441	414	367
Kürzungen		2	
Amortisation von Gewinnen/Verlusten, netto	1	17	
Regelmäßiger Pensionsaufwand, netto	**697**	**693**	**571**
In der GuV erfasst			
Herstellungskosten	233	200	108
Vertriebs- u. allg. Verwaltungskosten	26	75	87
F&E	-3	4	9
Zinsen	441	414	367

Versicherungsmathematische Annahmen

Die Annahmen hinsichtlich der Abzinsungssätze, Gehaltssteigerungsraten und Erhöhungen der Pensionszahlungen, die der Berechnung der Anwartschaftsverpflichtungen zugrunde liegen, einschließlich der langfristigen Rendite des Planvermögens unterscheiden sich je nach den wirtschaftlichen Bedingungen des Landes, in dem die Pensionspläne existieren. Diese Annahmen haben folgende Bandbreiten:

	30. September		
	2005	2004	2003
		%	
Abzinsungsfaktor	4,25	5,5	5,25
Angenommene Gehaltssteigerungen	2,5	2,5	2,5
Angenommene Pensionssteigerungen	1,5	1,5	1,5

26) Sonstige langfristige Verbindlichkeiten

	30. September		
	2005	2004	2003
		(in T€)	
Jubiläumszuwendungen	1.095	875	852
Altersteilzeitpläne	1.234	1.520	1.692
Sonstige Rückstellungen			
Passive Rechnungsabgrenzung	130	164	
Derivative Finanzinstrumente	6	30	
Sonstige Verbindlichkeiten verbundene Unternehmen			
Sonstige Verbindlichkeiten Dritte			
Sonstige langfristige Verbindlichkeiten und Rückstellungen	**2.465**	**2.589**	**2.544**

Die Altersteilzeitpläne (vor allem in Deutschland) enthalten Rückstellungen für ausstehende Zahlungen und Aufstockungsbeträge für die geschlossenen Verträge sowie zusätzlich die Aufstockungsbeträge für sämtliche potenzielle Verträge, deren Abschluss die Gesellschaft in der Zukunft erwartet.

Altersteilzeitpläne werden nach versicherungsmathematischen Grundsätzen berechnet und mit einem Zinssatz von 4,75% abgezinst. Der Gesamtbetrag der vereinbarten Erhöhungen aus abgeschlossenen Altersteilzeitverträgen wird zurückgestellt und abgezinst. Die in der inaktiven Periode gezahlten Löhne und Gehälter werden anteilig zurückgestellt. Neben den bereits geschlossenen Verträgen werden die Aufstockungsbeträge aus kurzfristig bevorstehenden Verträgen (unverfallbarer Anspruch) ebenfalls angesetzt. Das bedeutet, dass für den Aufstockungsbetrag des wahrscheinlich geltend gemachten unverfallbaren Anspruchs (Erwartungswert) eine Rückstellung zu bilden ist. Kurzfristig bevorstehende Verträge sind Altersteilzeitverträge, die als Ersatz für auslaufende Verträge in der Zukunft abgeschlossen werden. Auf Grund des Auslaufens der gesetzlichen Regelung (Stichtag für den letztmaligen Abschluss von Altersteilzeitverträgen ist der 31. Dezember 2009) müssen dieser Stichtag sowie die gesetzlichen und/oder tarifvertraglichen Obergrenzen bei der Bemessung der Rückstellung berücksichtigt werden.

27) Kurzfristige verzinsliche Darlehen und kurzfristige Fälligkeiten langfristiger Schuldtitel

	30. September		
	2005	2004	2003
		(in T€)	
Kurzfristige Fälligkeiten langfristiger Schuldtitel	217	228	914
Sonstige kurzfristige Darlehen			
Gesamt	**217**	**228**	**914**

28) Rückstellungen

	Gewährleistungen	sonstige Rückstellungen	Gesamt
		(in T€)	
Stand 1. Oktober 2002	3.680	8.295	11.975
Zugänge	249	9.333	9.582
Verbrauch		-6.418	-6.418
Auflösung		-5.849	-5.849
Abwicklung der Diskontierung			0
Umgliederungen			0
Währungsdifferenzen			0
sonstige Änderungen			
Stand 30. September 2003	**3.929**	**5.361**	**9.290**
davon langfristig	*3.929*		*3.929*
Stand 1. Oktober 2003	3.929	5.361	9.290
Zugänge	114	1.081	1.195
Verbrauch		-1.681	-1.681
Auflösung		-2.050	-2.050
Abwicklung der Diskontierung			
Umgliederungen			
Währungsdifferenzen			
Sonstige Änderungen			
Stand 30. September 2004	**4.043**	**2.711**	**6.754**
davon langfristig	*4.043*		*4.043*
Stand 1. Oktober 2004	4.043	2.711	6.754
Zugänge		1.246	1.247
Verbrauch		-2.237	-2.238
Auflösung	-560	-557	-1.117
Abwicklung der Diskontierung			
Umgliederungen			
Währungsdifferenzen			
Sonstige Änderungen			
Stand 30. September 2005	**3.483**	**1.163**	**4.646**
davon langfristig	*3.483*		*3.483*

Die sonstigen Rückstellungen entfallen auf Rechts- und Prozesskosten sowie sonstige Risiken aus Einkaufs- und Verkaufsverpflichtungen.

Gewährleistungen

Die Gesellschaft gewährt vertraglich Gewährleistungen zu Produkten, wonach sie im Allgemeinen die Leistungsfähigkeit der gelieferten Produkte und der erbrachten Dienstleistungen für einen bestimmten Zeitraum garantiert.

Die Gesellschaft bildet für Kosten im Zusammenhang mit Produktgewährleistungen zum Zeitpunkt des Produktverkaufs entsprechende Rückstellungen. Die Gewährleistungsrückstellungen enthalten sowohl Einzel- als auch pauschale Rückstellungen. Die kurz- und langfristigen Rückstellungen für Produktgewährleistungen entwickelten sich insgesamt wie in der diesem Abschnitt vorangehenden Tabelle dargestellt.

29) Sonstige kurzfristige Verbindlichkeiten

	30. September		
	2005	2004	2003
		(in T€)	
Ausstehende Lieferantenrechnungen	5.074	6.743	5.872
Skonti/sonstige absatzbedingte Verbindlichkeiten	2.668	2.602	3.181
Fällige Sozialversicherungsbeiträge, Lohn- und Kirchensteuerverbindlichkeiten	1.509	1.045	1.057
Personalrückstellungen	5.058	5.297	4.933
Sonstige Verbindlichkeiten	3.794	1.108	1.856
Sonstige kurzfristige Verbindlichkeiten	**18.103**	**16.795**	**16.899**

30) Leasing

Leasingverträge als Leasingnehmer

Operating-Leasingverhältnisse

Zahlungen aus Operating-Leasingverträgen werden in der Gewinn- und Verlustrechnung linear über die Laufzeit des Leasingvertrags erfasst. Erhaltene Leasing-Sonderzahlungen werden als fester Bestandteil des Gesamtleasingaufwands in der Gewinn- und Verlustrechnung erfasst.

Die Gesellschaft schließt unkündbare Finanzierungsleasing- und Operating-Leasingverträge. Die künftigen Mindestleasingratenzahlungen während der Grundmietzeit von Leasingverträgen, in der diese nicht gekündigt werden können, sind wie folgt:

	Operating-Leasingverträge
	(in T€)
Weniger als ein Jahr	578
Ein bis fünf Jahre	614
Mehr als fünf Jahre	
Gesamtleasingverbindlichkeiten	**1.192**

Leasingverhältnisse bestehen für Laptops, Computer, Kopierer, PKW und eine Telefonanlage.

Finanzierungsleasingverhältnisse

Die Mindestleasingzahlungen werden in Finanzierungsaufwand und Verringerung der ausstehenden Verbindlichkeit unterteilt. Der Finanzierungsaufwand wird jeder Periode der Laufzeit eines Leasingvertrags zugeordnet, so dass sich eine konstante regelmäßige Verzinsung des Restsaldos der Verbindlichkeit ergibt.

30) Leasing (Fortgesetzt)

Die Verbindlichkeiten aus Finanzierungsleasingverträgen gliedern sich wie folgt:

	Mindest-leasing-zahlungen 2005	Zinsen 2005	Nennbetrag 2005	Mindest-leasing-zahlungen 2004	Zinsen 2004	Nennbetrag 2004	Mindest-leasing-zahlungen 2003	Zinsen 2003	Nennbetrag 2003
					(in T€)				
Weniger als ein Jahr	217	97	120	227	104	123	84	15	69
Ein bis fünf Jahre	1.520	202	1.318	1.648	275	1.373	209	16	193
Mehr als fünf Jahre									
	1.737	**299**	**1.438**	**1.875**	**379**	**1.496**	**293**	**31**	**262**

Leasingverträge als Leasinggeber

Operating-Leasingverträge

	2005	2004	2003
		(in T€)	
Weniger als ein Jahr	30		
Ein bis fünf Jahre			
Mehr als fünf Jahre			
	30		

Im Geschäftsjahr 2005 wurden in der Gewinn- und Verlustrechnung Leasingeinnahmen von T€ 135 und ein Wartungsaufwand von T€ 6 ausgewiesen.

Finanzierungsleasingverhältnisse

Die folgende Tabelle zeigt die künftigen Einnahmen aus Finanzierungsleasingverträgen:

	Mindest-leasing-zahlungen 2005	Zinsen 2005	Nennbetrag 2005	Mindest-leasing-zahlungen 2004	Zinsen 2004	Nennbetrag 2004	Mindest-leasing-zahlungen 2003	Zinsen 2003	Nennbetrag 2003
					(in T€)				
Weniger als ein Jahr	198	102	96	217	107	110			
Ein bis fünf Jahre	1.606	255	1.351	1.689	295	1.394			
Mehr als fünf Jahre									
	1.804	**357**	**1.447**	**1.906**	**402**	**1.504**			

Die in der Gewinn- und Verlustrechnung zum 30. September 2005 ausgewiesene Eventualmietzahlung beläuft sich auf € T 60 (2004: T€ 0, 2003: T€ 0).

Die Gesellschaft hat zwei Leasingverträge für Hafenmobilkrane geschlossen. Beide Verträge haben eine Laufzeit von fünf Jahren von 2004 bis 2009. Der Leasingnehmer ist verpflichtet, mit dem Leasinggeber einen Vertrag über die komplette Wartung zu schließen. Am Ende der Laufzeit ist vom Leasingnehmer eine Übernahmebescheinigung für den Leasinggegenstand zu unterzeichnen. Der nicht realisierte Finanzertrag für das Geschäftsjahr 2005 beläuft sich auf T€ 250.

31) Vertragliche Verpflichtungen

Zum 30. September 2005 bestanden folgende vertragliche Verpflichtungen:

T€ 3.271 aus Sachanlagen, T€ 46.950 aus Vorräten und T€ 2.429 aus sonstigen Vermögenswerten.

32) Eventualverbindlichkeiten

Eventualverbindlichkeiten sind ungewisse Verbindlichkeiten, deren Eintritt noch nicht feststeht. Daher wurde für sie keine Rückstellung gebildet. Wenn der Eintritt wahrscheinlich oder abschätzbar ist, wird die Verbindlichkeit in der Bilanz ausgewiesen.

Wechsel

Bei dem ausgewiesenen Betrag handelt es sich um den Nennwert begebener Wechsel, die am Bilanzstichtag noch nicht fällig waren oder eingelöst wurden und für die die Gesellschaft als Zeichner oder Indossant haftbar ist, wenn die Wechsel nicht eingelöst werden.

Garantien

Garantien für fremde Verbindlichkeiten beinhalten Eventualschulden aus so genannten Rückkaufvereinbarungen, die die Gesellschaft im Zusammenhang mit dem Verkauf bestimmter von ihr produzierter Maschinen und Anlagen schließt. Die Laufzeit solcher Rückkaufvereinbarungen beträgt im Allgemeinen ein bis fünf Jahre. In diesem Zusammenhang verkauft die Gesellschaft die Produkte an Kunden oder Leasinggesellschaften auf Grund von Rückkaufverpflichtungen oder ähnlichen Garantien. Nach einigen dieser Verträge ist die Gesellschaft verpflichtet, die Maschine von der Leasinggesellschaft zurückzukaufen, wenn der Kunde, der die Maschine nutzt, mit den Leasingzahlungen an die Leasinggesellschaft in Verzug gerät, die Maschine von der Leasinggesellschaft nicht kaufen möchte oder den Leasingvertrag am Ende der Laufzeit des ursprünglichen Leasingvertrags nicht verlängern möchte. Nach anderen Verträgen ist die Gesellschaft verpflichtet, der Leasinggesellschaft auf Grund von Zahlungsverzug des Kunden entstandene wirtschaftliche Verluste zu erstatten. In bestimmten Fällen, in denen der Kunde das Produkt unmittelbar von der Gesellschaft gekauft hat, ist die Ausübung der Rückkaufoption durch den Kunden an die Erfüllung bestimmter Bedingungen geknüpft. Auf Grund von Erfahrungen in der Vergangenheit und der regionalen Verteilung der installierten Krane schätzt die Geschäftsführung die gleichzeitige Ausübung der Rückkaufoptionen in einem größeren Umfang als wenig wahrscheinlich ein. Zum 30. September 2005 beläuft sich die Eventualverbindlichkeit auf maximal T€ 41.898 (2004: T€ 41.169, 2003: T€ 33.542).

Im Rahmen der Fazilitätsvereinbarung hat Gottwald zum 30. September 2005 folgende Kreditlinien in Anspruch genommen: Vorauszahlungsgarantien in Höhe von T€ 10.916 (2004: T€ 15.754), Leistungsgarantien in Höhe von T€ 17.901 (2004: T€ 15.253), Zahlungsgarantien in Höhe von T€ 1.626 (2004: T€ 515) und sonstige Schuldverschreibungen in Höhe von T€ 777 (2004: T€ 2.950).

Die Demag Investments S.à r.l., eine 100-prozentige Tochtergesellschaft der Demag Holding S.à r.l., hat eine Vereinbarung über eine erstrangige Kreditfazilität und eine Mezzanin-Kreditfazilität geschlossen (insgesamt nachfolgend u.a. "Finanzierungsverträge" genannt). Bei den Kreditgarantien für diese Vereinbarungen handelt es sich ausschließlich um Upstream- und Crossstream-Transaktionen der in den Finanzierungsverträgen festgelegten Garantiegeber, darunter einige wesentliche Tochtergesellschaften des Demag-Investment-Konzerns, zu Gunsten der finanzierenden Parteien. Die Garantien unterliegen bestimmten Beschränkungen, soweit die Garantien andernfalls einer gesetzwidrigen finanziellen Unterstützung gleichkommen würden und nach den gesetzlichen Bestimmungen anderer Länder besonderen Tests (z.B. hinsichtlich des Nettovermögens) unterliegen würden. Die mögliche Verpflichtung der Gesellschaft zum 30. September 2005 beläuft sich auf maximal T€ 569.944.

32) Eventualverbindlichkeiten (Fortgesetzt)

Rechtsstreitigkeiten und Umweltrisiken

Die Gesellschaft ist verschiedenen gerichtlich oder außergerichtlich geltend gemachten Forderungen und Verfahren im Bezug auf Produkte, Patente, Umweltschäden und sonstige Angelegenheiten, die mit dem Geschäftsbetrieb zusammenhängen, unterworfen. Verbindlichkeiten einschließlich entsprechender Rückstellungen für wesentliche Kosten von Rechtsstreitigkeiten werden gebildet, wenn eine Inanspruchnahme wahrscheinlich ist und sich die Höhe der festgesetzten Zahlung und/oder Kosten von Abhilfsmaßnahmen verlässlich schätzen lässt. Auf Grund der der Geschäftsführung derzeit vorliegenden Informationen geht die Gesellschaft nicht davon aus, dass der Ausgang dieser schwebenden Verfahren einen wesentlichen nachteiligen Einfluss auf die Finanzlage der Gesellschaft haben wird.

33) Nahe stehende Unternehmen und Personen

Die Gesellschaft unterhält im Rahmen der gewöhnlichen Geschäftstätigkeit Beziehungen zu anderen Unternehmen, indem sie zu marktüblichen Bedingungen eine Vielzahl von Produkten und Dienstleistungen kauft und verkauft. Zu den Kunden und Lieferanten gehören als Hauptgesellschafter von KKR beratene Fonds und die Siemens AG. Die oberste Muttergesellschaft der Gesellschaft ist die Demag Holding S.à r.l.

Mit der Siemens AG, deren Tochtergesellschaften und verbundenen Unternehmen wurden neben dem Erwerb von sieben Geschäftsbetrieben des Konzerns (siehe Anmerkung 3 des Anhangs "Erwerb von Tochtergesellschaften") und verschiedenen Finanzierungsaktivitäten, wie in Anmerkung 23 des Anhangs "Langfristig verzinsliche Darlehen" beschrieben, folgende Transaktionen durchgeführt:

	30. September		
	2005	2004	2003
		(in T€)	
Verbundenes Unternehmen Siemens			
Lieferungen und Leistungen	4.512	4.318	5.494
Forderungen aus Lieferungen und Leistungen	79	904	57

Darüber hinaus erbringt die Demag Holding über ihre 100-prozentigen Tochtergesellschaften gegen ein Honorar bestimmte Dienstleistungen für den Konzern (z.B. strategische Beratungs- und Finanzierungsleistungen). Die Holding-Gebühren für das Geschäftsjahr 2003 belaufen sich auf T€ 375, für das Geschäftsjahr 2004 auf T€ 375 und für das Geschäftsjahr 2005 auf T€ 349.

Nach dem Börsengang (s. auch Nr. 34 „Ereignisse nach dem Bilanzstichtag") werden die Holding-Gebühren an die Demag Holding entfallen. Die Geschäftsführung geht davon aus, dass künftig keine ähnlichen Gebühren anfallen werden.

Bezüge des Managements

Die Gesamtbezüge der Mitglieder des Managements in Schlüsselpositionen zum 30. September 2005 beliefen sich auf T€ 2.854 (2004: T€ 2.697, 2003: T€ 2.555). Darin sind kurzfristige Leistungen, Pensionsleistungen, sonstige langfristige Leistungen und Abfindungen enthalten. Zu diesem Personenkreis gehören geschäftsführende und nicht geschäftsführende Mitglieder des Managements, Mitglieder von Aufsichtsgremien sowie weitere, für die Planung, Leitung und Kontrolle der Aktivitäten der Gesellschaft unmittelbar oder mittelbar zuständige und verantwortliche Führungskräfte.

34) Ereignisse nach dem Bilanzstichtag

Die DCC HoldCo 3 (drei) GmbH und die Gottwald HoldCo 3 (drei) GmbH sind zur Zeit mittelbare Tochtergesellschaften der Demag Holding S.à r.l. ("Demag Holding"), deren Anteile letztlich zu 81% von durch KKR beratenen Fonds und zu 19% von der Siemens AG gehalten werden. Vor dem geplanten Börsengang werden der DCC-Konzern und der Gottwald-Konzern umstrukturiert werden. Die Gottwald HoldCo 3 (drei) GmbH wird im Rahmen eines Geschäfts zwischen gemeinschaftlich geführten Unternehmen eine 100-prozentige Tochtergesellschaft der DCC HoldCo 3 (drei) GmbH werden. Die DCC HoldCo 3 (drei) GmbH wird in eine Aktiengesellschaft umgewandelt werden.

Der Konzern befindet sich in Verhandlungen über eine neue revolvierende Kreditfazilität, die die laufende Finanzierung ersetzen wird. Die neue Kreditfazilität beläuft sich auf T€ 325.000, die der Konzern zur Deckung des Betriebskapitalbedarfs oder für sonstige allgemeine Unternehmenszwecke in Anspruch nehmen kann.

35) Bilanzielle Schätzungen und Ermessensentscheidungen

Die Erstellung eines Abschlusses gemäß IFRS erfordert Schätzungen und Annahmen, die die angegebene Höhe der Aktiva und Passiva sowie den Ausweis von Eventualforderungen und -verbindlichkeiten zum Konzernbilanzstichtag und die angegebene Höhe von Erträgen und Aufwendungen während der Berichtsperiode beeinflussen. Bei der Erstellung des vorliegenden Konzernabschlusses wurden seitens der Geschäftsführung insbesondere folgende wesentliche Schätzungen und Annahmen zugrunde gelegt:

— Beurteilung der Notwendigkeit und Bewertung des Wertminderungsaufwands,
— Bilanzierung von Pensionsverpflichtungen,
— Bilanzierung und Bewertung von Rückstellungen für Risiken im Zusammenhang mit Steuern, Umweltbelangen, Gewährleistungen und Rechtsstreitigkeiten, Produktrücklieferungen, Vorruhestandsplänen und Umstrukturierungen,
— Ermittlung von Wertberichtigungen auf Vorräte,
— Beurteilung der Realisierbarkeit aktiver latenter Steuern.

Sämtliche Schätzungen und Annahmen werden nach dem besten Wissen und Gewissen der Geschäftsführung vorgenommen, um ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft zu vermitteln. In Anbetracht der Ungewissheit hinsichtlich der Bestimmung dieser Faktoren könnten die tatsächlichen Ergebnisse jedoch von diesen Schätzungen abweichen.

36) Erläuterungen zur Anwendung der IFRS

Der Konzern hat rückwirkend zum ersten Bilanzstichtag nach dem Erwerb per 1. Oktober 2002 die International Financial Reporting Standards angewendet. Aus diesem Grunde sind die nach IFRS 1.38 ff. geforderten Überleitungen für diesen Abschluss nicht erforderlich.

GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF
KONZERNABSCHLUSS
KONZERNANHANG (Fortgesetzt)

Verbundene Unternehmen zum 30. September 2005

Name	Name und Sitz	vormals	Länder-kennung	Gesellschafter und Beherrschung durch	Anteil in %	Beherrschung in %	Konsolidierungs-methode	Anmerkungen
	GOTTWALD							
	konsolidierte Unternehmen							
GOC001 . .	Gottwald Port Technology GmbH, Düsseldorf	Gottwald Holdco 6 GmbH	DE	Gottwald HoldCo 4 (vier) GmbH, Düsseldorf	100,00	100,00	100,00	
GOC003 . .	Gottwald Port Technology Verwaltungsgesellschaft mbH, Düsseldorf		DE	Gottwald Port Technology GmbH, Düsseldorf	100,00	100,00	100,00	
GOH001 . .	Gottwald HoldCo 3 (drei) GmbH, Düsseldorf		DE	Gottwald Lux 2 (b) S.à r.l Luxemburg	100,00	100,00	100,00	
GOH002 . .	Gottwald HoldCo 4 (vier) GmbH, Düsseldorf		DE	Gottwald HoldCo 3 (drei) GmbH Düsseldorf	100,00	100,00	100,00	
	nicht konsolidierte Unternehmen							
GOC004 . .	AQZ Ausbildungs- und Qualifizierungszentrum Düsseldorf GmbH		DE	Gottwald Port Technology GmbH, Düsseldorf	20,00		nicht konsolidiert	

GOTTWALD HOLDCO 3 (DREI) GmbH, DÜSSELDORF
KONZERNABSCHLUSS

Der nachfolgende Bestätigungsvermerk ist in Übereinstimmung mit den International Standards on Auditing (ISA) in englischer Sprache auf den englischsprachigen, freiwilligen IFRS-Konzernabschluss der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, erteilt worden.

Bestätigungsvermerk

An die Geschäftsführung und die Gesellschafter der

Gottwald HoldCo 3 (drei) GmbH, Düsseldorf

Wir haben die vorliegende Konzerneröffnungsbilanz der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, (der "Gesellschaft") zum 1. Oktober 2002 und die Bilanzen zum 30. September 2003, 2004 und 2005 sowie die entsprechenden Gewinn- und Verlustrechnungen, Aufstellungen der erfassten Erträge und Aufwendungen, Kapitalflussrechnungen und erläuternden Anhangsangaben geprüft. Dieser Konzernabschluss liegt in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über diesen Abschluss abzugeben.

Wir haben unsere Prüfung unter Beachtung der International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Falschausweise, die sich auf den Abschluss wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Im Rahmen der Prüfung werden die Nachweise für die Angaben im Abschluss auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Abschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Beurteilung auf Grund der bei unseren Prüfungen gewonnenen Erkenntnisse vermittelt der Konzernabschluss unter Beachtung der International Financial Reporting Standards ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, zum 1. Oktober 2002 sowie zum 30. September 2003, 2004 und 2005.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

21. April 2006

von der Ohe (Wirtschaftsprüferin)	Götzen (Wirtschaftsprüfer)

DCC HOLDCO 3 (DREI) GmbH, WETTER

JAHRESABSCHLUSS

ZUM 30. SEPTEMBER 2005

DCC HOLDCO 3 (DREI) GmbH, WETTER
BILANZ ZUM 30. SEPTEMBER 2005

Aktiva

	30.9.2005	Vorjahr
	(EUR)	
A. Anlagevermögen		
Finanzanlagen		
Anteile an verbundenen Unternehmen	108.226.000,00	108.226.000,00
B. Umlaufvermögen		
I. Forderungen und sonstige Vermögensgegenstände		
Forderungen gegen verbundene Unternehmen	70.385.438,35	0.00
II. Guthaben bei Kreditinstituten	1.394,17	451,19
	178.612.832,52	**108.226.451,19**

Passiva

	30.9.2005	Vorjahr
	(EUR)	
A. Eigenkapital		
I. Gezeichnetes Kapital	1.450.350,00	1.450.350,00
II. Kapitalrücklage	218.926.791,19	118.751.177,75
III. Verlustvortrag	-45.584.290,21	-20.914.706,86
IV. Jahresfehlbetrag	-58.001.584,39	-24.669.583,35
	116.791.266,59	74.617.237,54
B. Rückstellungen		
Sonstige Rückstellungen	181.500,00	167.000,00
C. Verbindlichkeiten		
1. Verbindlichkeiten aus Lieferungen und Leistungen	20.00	0.00
2. Verbindlichkeiten gegenüber verbundenen Unternehmen	61.640.045,93	33.442.208,81
3. Sonstige Verbindlichkeiten	0.00	4.84
	61.640.065,93	33.442.213,65
	178.612.832,52	**108.226.451,19**

DCC HOLDCO 3 (DREI) GmbH, WETTER

GEWINN- UND VERLUSTRECHNUNG FUR DIE ZEIT VOM 1. OKTOBER 2004 BIS 30. SEPTEMBER 2005

	2004/2005	Vorjahr
	(EUR)	
1. Allgemeine Verwaltungskosten	-298.921,95	-767.017,61
2. Sonstige Zinsen und ähnliche Erträge	2.625.292,11	0.00
3. Aufwendungen aus Verlustübernahme	-59.795.347,22	-18.013.866,24
4. Zinsen und ähnliche Aufwendungen	-532.607,33	-5.888.699,50
5. **Ergebnis der gewöhnlichen Geschäftstätigkeit = Jahresfehlbetrag**	**-58.001.584,39**	**-24.669.583,35**

DCC HOLDCO 3 (DREI) GmbH, WETTER
ANHANG FÜR DAS GESCHÄFTSJAHR 2004/2005

Gesellschaftsrechtliche Veränderungen

Mit Wirkung zum 31. Mai 2005 hat Herr Johannes Huth sein Mandat als Vertreter der Anteilseigner in dem Aufsichtsrat der DCC HoldCo 3 (drei) GmbH niedergelegt.

Mit Wirkung zum 1. Juni 2005 wurde Herr Heinrich Fischer, CEO und Delegierter des Verwaltungsrates der Saurer AG, Schweiz, zum neuen Mitglied des Aufsichtsrates der DCC HoldCo 3 (drei) GmbH bestellt.

Mit Wirkung zum 24. Juni 2005 wurde Herr Dr. Thomas Zipse zum weiteren Geschäftsführer der DCC HoldCo 3 (drei) GmbH bestellt.

Bilanzierungs- und Bewertungsmethoden

Die Bilanzierungs- und Bewertungsmethoden sind gegenüber dem Vorjahr unverändert fortgeführt worden.

Die Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren erstellt.

Von den Erleichterungen der § 274a HGB, § 276 HGB sowie des § 288 HGB wurde Gebrauch gemacht.

Anlagevermögen

Die Anteile an verbundenen Unternehmen sind zu Anschaffungskosten bzw. zum niedrigeren beizulegenden Wert bilanziert.

Umlaufvermögen

Bei den Forderungen wird allen erkennbaren Risiken durch angemessene Abwertungen Rechnung getragen.

Die flüssigen Mittel sind zu Nominalwerten bilanziert.

Eigenkapital

Das Eigenkapital ist zum Nennbetrag angesetzt worden.

Rückstellungen

Die sonstigen Rückstellungen sind so bemessen, dass sie allen erkennbaren Risiken Rechnung tragen.

Verbindlichkeiten

Die Verbindlichkeiten sind grundsätzlich mit ihrem Rückzahlungsbetrag angesetzt.

Erläuterungen zur Gewinn- und Verlustrechnung

1. Beteiligungsergebnis

Das Beteiligungsergebnis betrifft Aufwendungen aus Verlustübernahme von verbundenen Unternehmen in Höhe von TEUR 59.795.

2. Zinsen und ähnliche Aufwendungen

Die Zinsen und ähnliche Aufwendungen bestehen ausschließlich gegenüber verbundenen Unternehmen.

Bilanzerläuterungen

1. Eigenkapital

Bei der Gesellschaft wurde die Kapitalrücklage erhöht durch eine Einlage auf Veranlassung der Mehrheitsgesellschafterin DCC Luxembourg 2 S.à r.l. in Höhe von TEUR 100.000 vom 14. Dezember 2004 sowie durch eine Einzahlung in Höhe von TEUR 175 vom 7. Juli 2005 durch die DCC Management Beteiligungs GmbH & Co. KG, an der die Geschäftsführung und leitende Mitarbeiter der Demag Cranes & Components-Gruppe beteiligt sind.

Die Geschäftsführung schlägt vor, den Jahresfehlbetrag in Höhe von TEUR 58.002 auf neue Rechnung vorzutragen.

2. Rückstellungen

Die Rückstellungen betreffen im Wesentlichen Rückstellungen für die Erstellung und Prüfung des Jahresabschlusses.

3. Verbindlichkeiten

Sämtliche Verbindlichkeiten haben eine Restlaufzeit bis zu einem Jahr.

Haftungsverhältnisse

Die Gesellschaft hat zur Besicherung der zur Finanzierung der DEMAG-Gruppe dienenden Bankkredite folgende Sicherheiten gestellt:

- Verpfändung der Anteile an der DCC HoldCo 4 (vier) GmbH, Wetter
- Verpfändung von Forderungen aus konzerninternen Darlehen
- Verpfändung aller Bankguthaben

Die Gesellschaft ist Garant unter den zur Finanzierung der DEMAG-Gruppe abgeschlossenen Bankkrediten. Sie übernimmt die gesamtschuldnerische Haftung in Höhe von TEUR 567.839, TGBP 9.500 sowie TUSD 80.375.

Sonstige Angaben

Anteilsbesitz (Stand 30. September 2005)

Die Aufstellung des Anteilsbesitzes der DCC HoldCo 3 (drei) GmbH wird beim Handelsregister des Amtsgerichtes Hagen hinterlegt.

Angaben zum Mutterunternehmen gemäß § 291 Abs. 2 HGB und § 285 Nr. 14 HGB

Die Gesellschaft wird in den nach International Financial Reporting Standards (IFRS) Rechnungslegungsvorschriften aufgestellten Konzernabschluss der DEMAG Holding S.à r.l., Luxemburg, einbezogen und ist somit von der Aufstellung eines Konzernabschlusses nach § 291 Abs. 2 HGB befreit.

Der Konzernabschluss der DEMAG Holding S.à r.l. wird in englischer Sprache beim Registergericht der Stadt Luxemburg und in deutscher Sprache beim Bundesanzeiger zur Veröffentlichung eingereicht.

Wesentliche Unterschiede zwischen deutscher Rechnungslegung und IFRS

Grundsätzliches

Der Konzernabschluss zum 30. September 2005 der DEMAG Holding S.à r.l., Luxemburg, wurde erstmals in Einklang mit der Richtlinie 83/349 EWG (Konzernbilanzrichtlinie) auf Basis der vom International Accounting Standard Board (IASB) verabschiedeten und veröffentlichten International Accounting Standards (IAS) bzw. der International Financial Reporting Standards (IFRS) aufgestellt.

Geschäfts- oder Firmenwert

Gemäß HGB ist der aktive Unterschiedsbetrag aus der Kapitalkonsolidierung (Firmen- oder Geschäftswert) in jedem folgenden Geschäftsjahr zu mindestens einem Viertel durch Abschreibungen zu tilgen oder über den Zeitraum der zu erwartenden Nutzungsdauer abzuschreiben oder aber sofort vollständig mit den Rücklagen zu verrechnen. Unter IFRS ist der Goodwill nicht planmäßig abzuschreiben, sondern mindestens einmal jährlich oder zusätzlich bei Anzeichen für eine Wertminderung einem Werthaltigkeitstest zu unterziehen. Festgestellte Wertverluste sind durch Abschreibungen zu berücksichtigen.

Sachanlagen

Nach HGB besteht ein Abschreibungswahlrecht bei voraussichtlich vorübergehender Wertminderung, während nach IFRS außerplanmäßige Abschreibungen nur bei dauerhafter Wertminderung zulässig sind.

Vorräte

Die Vorräte sind nach HGB ebenso wie nach IFRS mit den Herstellungskosten zu bewerten. Beim Umfang der Herstellungskosten besteht sowohl nach HGB als auch nach IFRS das Wahlrecht, fertigungsbedingte und nicht fertigungsbedingte Gemeinkosten zu aktivieren. Die Muttergesellschaft übt diese Wahlrechte so aus, dass sie mit IFRS korrespondieren.

Hiernach werden die Herstellungskosten als produktbezogene Vollkosten definiert, bei denen neben den Material- und Lohneinzelkosten sowie den Sondereinzelkosten der Fertigung die Material- und Fertigungsgemeinkosten zwingend einzubeziehen sind. Zudem sind Verwaltungskosten zu berücksichtigen, sofern sie in eindeutigem Zusammenhang mit der Erzeugung der zu bewertenden Produkte stehen.

Abwertungen zur Berücksichtigung des niedrigeren beizulegenden Werts werden nach HGB je nach Art der Vorräte differenziert auf Basis des Absatz- und/oder des Beschaffungsmarktes ermittelt. Nach IFRS wird der "net realizable value" dabei grundsätzlich auf der Basis des Absatzmarktes errechnet. Der Beschaffungsmarkt wird vernachlässigt. Die Abwertung der Rohstoffe ist nach IFRS abhängig von der Abwertung der Fertigprodukte.

Latente Steuern

Handelsrechtlich ist die Bildung aktiver latenter Steuern auf steuerliche Verlustvorträge nicht erlaubt, da die erwarteten zukünftigen Steuerersparnisse als noch nicht realisiert gelten. Nach IFRS sind aktive latente Steuern auf alle temporären Differenzen zwischen dem Buchwert und dem Steuerwert eines Vermögenswertes oder einer Schuld anzusetzen, sofern es wahrscheinlich ist, dass ein zu versteuerndes Ergebnis vorhanden sein wird, gegen das die temporäre Differenz verwendet werden kann. Passive latente Steuern sind auf alle zu versteuernden temporären Differenzen zwischen dem Buchwert eines Vermögenswertes oder einer Schuld anzusetzen. Latente Steuern werden mit dem aktuell gültigen Steuersätzen bewertet und undiskontiert angesetzt. Der Ansatz und die Auflösung von latenten Steuern erfolgt erfolgswirksam, sofern der ihnen zugrunde liegende Sachverhalt in der Gewinn- und Verlustrechnung erfasst wurde. Latente Steuern sind dagegen erfolgsneutral anzusetzen und aufzulösen, wenn der ihnen zugrunde liegende Sachverhalt unmittelbar mit dem Eigenkapital verrechnet wurde.

Rückstellungen

Den IFRS liegt im Vergleich zum deutschen HGB bei Rückstellungen ein anderes Verständnis des Vorsichtsprinzips zugrunde. Die IFRS stellen tendenziell höhere Anforderungen an die Wahrscheinlichkeit der relevanten Ereignisse und die Bestimmbarkeit des rückstellungsfähigen Betrags.

Eigenkapital

Die aus der Erstanwendung der IFRS resultierenden Erstanwendungseffekte sind in den Gewinnrücklagen dargestellt.

Pensionsrückstellungen

Grundsätzlich besteht nach IFRS eine Passivierungspflicht in Höhe der Pensionsverpflichtung, soweit diese nicht durch Planvermögen gedeckt ist. Der als Schuld zu erfassende Betrag entspricht dem Saldo des Barwerts der leistungsorientierten Verpflichtung zzgl. versicherungsmathematischer Gewinne oder Verluste und abzgl. des am Bilanzstichtag beizulegenden Zeitwerts des Planvermögens. Um den Barwert von leistungsorientierten Verpflichtungen und den damit verbundenen Dienstzeitaufwand zu bestimmen, ist es erforderlich, eine versicherungsmathematische Bewertungsmethode anzuwenden, die Leistungen den Dienstjahren der Arbeitnehmer zuzuordnen sowie versicherungsmathematische Annahmen zu treffen.

Nach HGB sind Pensionsrückstellungen mit dem sich nach versicherungsmathematischen Grundsätzen ergebenden Barwert anzusetzen. Eine Verwendung der buchhalterischen Methode ist unzulässig. Ein gesondertes Bewertungsverfahren ist gesetzlich nicht vorgeschrieben.

Bestandteile der Rechnungslegung

In Erweiterung der größenabhängigen Pflichtbestandteile (Bilanz, Gewinn- und Verlustrechnung, Anhang und zusätzlicher Lagebericht mit Ergänzungsfunktion) ist nach IFRS die Darstellung der Entwicklung des Eigenkapitals und der Kapitalflussrechnung Pflicht. Um diese Bestandteile wird der Konzernabschluss daher erweitert.

Geschäftsführung

Harald J. Joos, Herdecke
Dr. Horst J. Heiber, Wetter
Dr. Thomas Zipse, Herdecke (seit 24. Juni 2005)

Aufsichtsrat

Dr. Horst Heidsieck, Büdingen,
CEO der DEMAG Holding S.à r.l., Luxemburg,
Vorsitzender

Josef Berger*, Düsseldorf,
Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Wetter, stellvertretender Vorsitzender

Gerd-Uwe Boguslawski*, Northeim,
IG Metall Verwaltungsstelle, Göttingen

Heinrich Fischer, Winterthur, Schweiz,
CEO der Saurer AG, Schweiz
(seit 1. Juni 2005)

Reinhard Gorenflos, London, Großbritannien,
Kaufmann,
Kohlberg Kravis Roberts & Co. L.P., London

Alfred Hack*, Herdecke,
Leiter Geschäftsbereich Krane
Demag Cranes & Components GmbH, Wetter

Johannes P. Huth, London, Großbritannien,
Bankier
Kohlberg Kravis Roberts & Co. L.P., London
(bis 31. Mai 2005)

Eberhard Kuhn, Homburg,
ehem. Mitglied des Vorstands der Mannesmann Dematic AG, Wetter

Reinhard Möller*, Uslar,
Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Uslar

Prof. Heinrich Pack, Hagen,
ehem. Mitglied der Geschäftsführung der Demag Cranes & Components GmbH, Wetter

Werner Paschke, Luxemburg,
CFO der DEMAG Holding S.à r.l., Luxemburg

Hubert Rosenthal*, Herdecke,
1. Bevollmächtigter der IG Metall, Verwaltungsstelle Hagen

Ralph Triebel*, Ohrdruf,
Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Luisenthal

---

* Arbeitnehmervertreter

Beirat

Dr. Horst Heidsieck, Büdingen
Werner Paschke, Luxemburg

Wetter, den 29. November 2005

DCC HoldCo 3 (drei) GmbH

(Joos) (Dr. Heiber) (Dr. Zipse)

AUFSTELLUNG DES ANTEILSBESITZES DER DCC HOLDCO 3 (DREI) GmbH
ZUM 30. SEPTEMBER 2005

Name und Sitz des Unternehmens	Land	Anteilseigner	Kapitalanteil	Eigenkapital	Jahresergebnis 1.10.2004-30.9.2005
			(in %)	(in T€)	
Konsolidierte Unternehmen – Inland					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH	100,00	108.039	0
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100,00	203.247	0
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100,00	308.667	0
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100,00	1.786	408
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100,00	26	-1
DCC Verwaltungs 2 (zwei) GmbH, Wetter		DCC GmbH	100,00	605	14
Konsolidierte Unternehmen – Ausland					
Demag Cranes & Components Pty. Ltd., Smithfield	Australien	DCC GmbH	100,00	6.319	560
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	92,15	481	106
Demag Cranes & Components Ltda., Cotia	Brasilien	DCC GmbH	99,9999	10.147	2.812
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	100,00	2.413	-277
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100,00	-947	-794
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100,00	2.390	1.184
Demag Cranes & Components A/S, Kopenhagen	Dänemark	DCC GmbH	100,00	3.131	-339
DCC France Holdco SA, Chalons en Champagne	Frankreich	DCC Holdco 5 (fünf) GmbH	100,00	4.286	-5.594
Demag Cranes & Components SA, Chalons en Champagne	Frankreich	DCC France Holdco SA	100,00	3.346	510
Demag Cranes & Components Ltd., Banbury	Großbritannien	DCC Holdings Ltd.	100,00	13.488	2.728
Demag Cranes & Components Guarantee Ltd., Banbury	Großbritannien	DCC GmbH	100,00	50	0
Demag Cranes & Components Holdings Ltd., Banbury	Großbritannien	DCC GmbH/DCC Guarantee Ltd.	100,00[1]	-210	-15.718
Demag Cranes & Components (India) Pte. Ltd., Pune	Indien	DCC GmbH	100,00[2]	1.211	263
Donati Sollevamenti S.r.l., Varese	Italien	DCC GmbH/DCC S.p.A.	100,00[3]	5.496	165
Demag Cranes & Components S.p.A., Agrate Brianza	Italien	DCC GmbH	100,00	13.977	1.751
Demag Cranes & Components GmbH, Salzburg	Österreich	DCC GmbH	100,00	7.603	774
Demag Cranes & Components Sp. Z.o.o., Warschau	Polen	DCC GmbH	100,00	428	-193
Demag Cranes & Components Ltda., Lissabon	Portugal	DCC GmbH	100,00	219	44
Demag Cranes & Components AG, Dietlikon	Schweiz	DCC GmbH	100,00	14.853	3.864
Demag Cranes & Components Spain Holdco S.A., Madrid	Spanien	DCC GmbH	100,00	4.498	-1.660
Demag Cranes & Components S.A., Madrid	Spanien	DCC Spain Holdco S.A.	100,00	31.411	-903
Demag Cranes & Components (Pty.) Ltd., Johannesburg	Südafrika	DCC GmbH	100,00	13.821	2.530
Demag Cranes & Components spol. s.r.o., Slaný	Tschechien	DCC GmbH	100,00	4.068	603
Demag Cranes & Components Corp., Cleveland	USA	DCC GmbH	100,00	20.493	32
Crane America Services Corp., Dayton	USA	DCC Corp.	100,00	9.323	1.384
Demag Cranes & Components (Middle East) FZE, Dubai	VAE	MDC (Middle East) EC	100,00	315	107
Nicht konsolidiert verbundene Unternehmen					
Demag Cranes & Components S.A., Buenos Aires	Argentinien	DCC GmbH	80,00[4]	-618	-198
Assoziierte Unternehmen – Ausland					
MHE-Demag (S) Pte. Ltd., Singapur	Singapur	DCC GmbH	50,00[5]	21.433	456

1) 74% DCC GmbH/26% DCC Guarantee Ltd.
2) Stand der Werte zum 31. März 2005.
3) 10% DCC GmbH/90% DCC S.p.A., vorläufige Angaben.
4) Stand der Werte zum 30. September 2004.
5) Stand der Werte zum 31. Dezember 2004.

BESTÄTIGUNGSVERMERK DES ABSCHLUSSPRÜFERS

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der DCC HoldCo 3 (drei) GmbH, Wetter, für das Geschäftsjahr vom 1. Oktober 2004 bis 30. September 2005 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen im Gesellschaftsvertrag liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der DCC HoldCo 3 (drei) GmbH, Wetter.

Düsseldorf, den 5. Dezember 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Crampton) Wirtschaftsprüfer	(Schmelzer) Wirtschaftsprüfer

DCC HOLDCO 3 (DREI) GmbH, WETTER

JAHRESABSCHLUSS

ZUM 30. SEPTEMBER 2004

DCC HOLDCO 3 (DREI) GmbH, WETTER
BILANZ ZUM 30. SEPTEMBER 2004

Aktiva

	30.9.2004	Vorjahr
	(EUR)	
A. Anlagevermögen		
Finanzanlagen		
Anteile an verbundenen Unternehmen	108.226.000.00	108.226.000.00
B. Umlaufvermögen		
Guthaben bei Kreditinstituten	451.19	229.01
	108.226.451,19	**108.226.229,01**

Passiva

	30.9.2004	Vorjahr
	(EUR)	
A. Eigenkapital		
I. **Gezeichnetes Kapital**	1.450.350,00	1.331.350,00
II. **Kapitalrücklage**	118.751.177,75	39.438.650,00
III. **Verlustvortrag**	−20.914.706,86	−2.233.095,17
IV. **Jahresfehlbetrag**	−24.669.583,35	−18.681.611,69
	74.617.237,54	19.855.293,14
B. Rückstellungen		
Sonstige Rückstellungen	167.000,00	10.000,00
C. Verbindlichkeiten		
1. Verbindlichkeiten aus Lieferungen und Leistungen	0.00	26.596.96
2. Verbindlichkeiten gegenüber Gesellschaftern	0.00	71.639.027,78
3. Verbindlichkeiten gegenüber verbundenen Unternehmen	33.442.208,81	14.265.056,13
4. Sonstige Verbindlichkeiten	4.84	2.430.255,00
	33.442.213,65	88.360.935,87
	108.226.451,19	**108.226.229,01**

DCC HOLDCO 3 (DREI) GmbH, WETTER

GEWINN- UND VERLUSTRECHNUNG FUR DIE ZEIT VOM 1. OKTOBER 2003 BIS 30. SEPTEMBER 2004

	2003/2004	Vorjahr
	(EUR)	
1. Allgemeine Verwaltungskosten	-767.017,61	-48.599,33
2. Erträge aus Beteiligungen	0.00	900.000,00
3. Abschreibungen auf Finanzanlagen	0.00	-900.000,00
4. Aufwendungen aus Verlustübernahme	-18.013.866,24	-12.119.987,52
5. Zinsen und ähnliche Aufwendungen	-5.888.699,50	-6.513.024,84
6. Ergebnis der gewöhnlichen Geschäftstätigkeit (= Jahresfehlbetrag)	**-24.669.583,35**	**-18.681.611,69**

DCC HOLDCO 3 (DREI) GmbH, WETTER

ANHANG FUR DAS GESCHÄFTSJAHR 2003/2004

Bilanzierungs- und Bewertungsmethoden

Gewinn- und Verlustrechnung

Die Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren erstellt.

Von den Erleichterungen des § 274a HGB sowie des § 276 HGB wurde Gebrauch gemacht.

Anlagevermögen

Die Anteile an verbundenen Unternehmen sind zu Anschaffungskosten bilanziert.

Umlaufvermögen

Beim Umlaufvermögen wird allen erkennbaren Risiken durch angemessene Abwertungen Rechnung getragen.

Rückstellungen

Die sonstigen Rückstellungen sind so bemessen, dass sie allen erkennbaren Risiken Rechnung tragen.

Verbindlichkeiten

Die Verbindlichkeiten sind grundsätzlich mit ihrem Rückzahlungsbetrag angesetzt.

Erläuterungen zur Gewinn- und Verlustrechnung

1. Beteiligungsergebnis

Das Beteiligungsergebnis betrifft Aufwendungen aus Verlustübernahme von verbundenen Unternehmen in Höhe von TEUR 18.014.

2. Zinsen und ähnliche Aufwendungen

Die Zinsen und ähnliche Aufwendungen bestehen ausschließlich gegenüber verbundenen Unternehmen.

Bilanzerläuterungen

1. Eigenkapital

Bei der Gesellschaft wurde das Stammkapital durch Ausgabe eines neuen Geschäftsanteils im Nennbetrag von EUR 119.000,00 auf EUR 1.450.350,00 erhöht.

Die neue Stammeinlage wurde gegen Barzahlung mit einem Aufgeld durch die DCC Managementbeteiligungsgesellschaft mbH & Co KG übernommen.

Im Rahmen des Manager Equity Plan (MEP) wurde durch die Management Beteiligungsgesellschaft & Co. KG eine Einlage in das Eigenkapital der Gesellschaft in Höhe von TEUR 2.067 geleistet.

Die Restschuld des MEP-Darlehens in Höhe von TEUR 363 wurde am 30. April 2004 der Kapitalrücklage zugeführt.

Die DCC Luxembourg 2 S.á r.l. als Mehrheitsgesellschafterin hat zum 30. Juni 2004 auf ihre Ansprüche gegen die Gesellschaft aus dem Vanilla Loan Agreement verzichtet. Das Darlehen inklusive Zinsen in Höhe von TEUR 77.002 wurde als andere Zuzahlung der Gesellschafterin im Sinne von § 272 Abs. 2 Nr. 4 HGB in das Eigenkapital der Gesellschaft eingestellt.

Die Geschäftsführung schlägt vor, den Jahresfehlbetrag in Höhe von TEUR 24.670 auf neue Rechnung vorzutragen.

2. Rückstellungen

Die Rückstellungen betreffen Rückstellungen für die Erstellung und Prüfung des Jahresabschlusses.

3. Verbindlichkeiten

Die Verbindlichkeiten mit einer Restlaufzeit bis zu einem Jahr betragen TEUR 33.442.

Haftungsverhältnisse

Die Gesellschaft hat zur Besicherung der zur Finanzierung der DEMAG-Gruppe dienenden Bankkredite folgende Sicherheiten gestellt:

- Verpfändung der Anteile an der DCC HoldCo 4 (vier) GmbH, Wetter
- Verpfändung von Forderungen aus konzerninternen Darlehen
- Verpfändung aller Bankguthaben

Die Gesellschaft ist Garant unter den zur Finanzierung der DEMAG-Gruppe abgeschlossenen Bankkrediten. Sie übernimmt die gesamtschuldnerische Haftung in Höhe von TEUR 413.010, TGBP 25.120 sowie TUSD 77.471.

Sonstige Angaben

Anteilsbesitz (Stand 30. September 2004)

Die Aufstellung des Anteilsbesitzes der DCC HoldCo 3 (drei) GmbH wird beim Handelsregister des Amtsgerichtes Hagen hinterlegt.

Angaben zum Mutterunternehmen gemäß § 291 Abs. 2 Nr. 3 HGB und § 285 Nr. 14 HGB

Die Gesellschaft wird in den nach luxemburgischen Rechnungslegungsvorschriften aufgestellten Konzernabschluss der Demag Holding S.à r.l., Luxemburg, einbezogen und ist somit von der Aufstellung eines Konzernabschlusses nach § 291 Abs. 2 Nr. 3 HGB befreit.

Wesentliche Unterschiede zwischen deutscher und luxemburgischer Rechnungslegung

Grundsätzliches

Die luxemburgische Rechnungslegung berücksichtigt die Vorschriften aus der vierten und siebten EU-Richtlinie, welche den bilanzierenden Unternehmen im Hinblick auf die Darstellung von bestimmten Sachverhalten im Jahresabschluss Wahlrechte einräumen. Bei der Ausübung dieser Wahlrechte orientiert sich die Muttergesellschaft Demag Holding S.à r.l grundsätzlich an den IFRS-Rechnungslegungsgrundsätzen.

Geschäfts- oder Firmenwert

Unter HGB ist der aktive Unterschiedsbetrag aus der Kapitalkonsolidierung (Firmen- oder Geschäftswert) in jedem folgenden Geschäftsjahr zu mindestens einem Viertel durch Abschreibungen zu tilgen oder über den Zeitraum der zu erwartenden Lebensdauer abzuschreiben oder aber sofort vollständig mit den Rücklagen zu verrechnen. Nach luxemburgischen Rechnungslegungsvorschriften ist die Amortisation ebenfalls möglich, erfordert aber bei einer Amortisationsdauer von mehr als fünf Jahren eine Begründung hierfür im Anhang.

Sachanlagen

Nach HGB besteht ein Abschreibungswahlrecht bei voraussichtlich vorübergehender Wertminderung, während nach luxemburgischen Vorschriften außerplanmäßige Abschreibungen nur bei dauerhaften Wertminderungen zulässig sind.

Vorräte

Die Vorräte sind nach HGB ebenso wie nach luxemburgischer Rechnungslegung mit den Herstellungskosten zu bewerten. Beim Umfang der Herstellungskosten besteht sowohl nach HGB als auch nach luxemburgischem Recht das Wahlrecht, fertigungsbedingte und nicht fertigungsbedingte Gemeinkosten zu aktivieren. Die Muttergesellschaft übt diese Wahlrechte so aus, dass sie mit IFRS korrespondieren.

Hiernach werden die Herstellungskosten als produktionsbezogene Vollkosten definiert, bei denen neben den Material- und Lohneinzelkosten sowie den Sondereinzelkosten der Fertigung die Material- und Fertigungsgemeinkosten zwingend einzubeziehen sind. Zudem sind Verwaltungskosten zu berücksichtigen, sofern sie in eindeutigem Zusammenhang mit der Erzeugung der zu bewertenden Produkte stehen.

Abwertungen zur Berücksichtigung des niedrigeren beizulegenden Werts werden nach HGB je nach Art der Vorräte differenziert auf Basis des Absatz- und/oder des Beschaffungsmarktes ermittelt. Die luxemburgische Rechnungslegung enthält verschiedene Wahlrechte, welche im Konzernabschluss im Sinne der IFRS ausgeübt werden sollen. Der "net realizable value" wird dabei grundsätzlich auf der Basis des Absatzmarktes ermittelt. Der Beschaffungsmarkt wird vernachlässigt.

Bestandteile der Rechnungslegung

Die luxemburgischen Bestandteile der Berichterstattung zum Jahresende entsprechen grundsätzlich dem HGB, wobei das HGB weitergehende Angaben im Anhang enthält. In Erweiterung der größenabhängigen Pflichtbestandteile (Bilanz, Gewinn- und Verlustrechnung,

Anhang und zusätzlichem Lagebericht mit Ergänzungsfunktion) ist in Luxemburg die Darstellung der Entwicklung des Eigenkapitals üblich. Um diesen Bestandteil wird der Konzernabschluss daher erweitert.

Geschäftsführung

Harald J. Joos, Herdecke (ab 1. Dezember 2003)
Dr. Horst J. Heiber, Wetter
Klaus K. Moll, Ludwigshafen (bis 30. November 2003)

Aufsichtsrat

Dr. Horst Heidsieck, Büdingen, Vorsitzender (ab 24. Juni 2004)
Josef Berger, Düsseldorf, stellvertretender Vorsitzender
Gerd-Uwe Boguslawski, Northeim
Volkmar Flöß, Hagen (bis 31. Mai 2004)
Reinhard Gorenflos, London (Vorsitzender bis 24. Juni 2004)
Alfred Hack, Herdecke
Johannes P. Huth, London
Eberhardt Kuhn, Homburg (ab 1. April 2004)
Reinhard Möller, Uslar
Prof. Heinrich Pack, Hagen
Werner Paschke, Luxemburg
Hubert Rosenthal, Herdecke (ab 8. Juni 2004)
Dr. rer. nat. Dietmar Straub, Aschaffenburg (bis 13. Februar 2004)
Ralph Triebel, Northeim

Beirat

Dr. Horst Heidsieck, Büdingen
Werner Paschke, Luxemburg

Wetter, im November 2004
DCC HoldCo 3 (drei) GmbH

(Joos) (Dr. Heiber)

AUFSTELLUNG DES ANTEILSBESITZES DER DCC HOLDCO 3 (DREI) GmbH ZUM 30. SEPTEMBER 2004

Name und Sitz des Unternehmens	Land	Anteilseigner	Kapitalanteil	Eigenkapital	Jahresergebnis 1.10.2003-30.9.2004
			(in %)	(in T€)	
Konsolidierte Unternehmen – Inland					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH	100,00	108.039	0
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100,00	203.247	0
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100,00	308.667	0
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100,00	556	822
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100,00	27	0
DCC Verwaltungs 2 (zwei) GmbH, Wetter		DCC GmbH	100,00	591	11
Konsolidierte Unternehmen – Ausland					
Demag Cranes & Components Pty. Ltd., Smithfield	Australien	DCC GmbH	100,00	5.270	814
Mannesmann Dematic *(Middle East)* EC, *Bahrain*	Bahrain	DCC GmbH	51,00	-1.322	-2
Demag Cranes & Components Ltda., Cotia	Brasilien	DCC GmbH	99,9999	5.598	1.455
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	99,27	2.585	258
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100,00	-88	-682
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100,00	1.064	469
Demag Cranes & Components A/S, Kopenhagen	Dänemark	DCC GmbH	100,00	3.479	-524
DCC France Holdco SA, Chalons en Champagne	Frankreich	DCC Holdco 5 (fünf) GmbH	100,00	10.279	-748
Demag Cranes & Components SA, Chalons en Champagne	Frankreich	DCC France Holdco SA	100,00	9.380	-1.972
Demag Cranes & Components Ltd., Banbury	Großbritannien	DCC Holdings Ltd.	100,00[1]	13.951	954
Demag Cranes & Components Guarantee Ltd., Banbury	Großbritannien	DCC GmbH	100,00[1]	49	51
Demag Cranes & Components Holdings Ltd., Banbury	Großbritannien	DCC GmbH/DCC Guarantee Ltd.	100,00[1, 2]	4	5.078
Demag Cranes & Components (India) Pte. Ltd., Pune	*Indien*	DCC GmbH	100,0000[3]	840	323
Donati Sollevamenti S.r.l., Varese	Italien	DCC GmbH/DCC S.p.A.	100,00[4]	5.284	168
Demag Cranes & Components S.p.A., Agrate Brianza	Italien	DCC GmbH	100,00	12.226	-2.648
Demag Cranes & Components GmbH, Salzburg	Österreich	DCC GmbH	100,00	6.829	816
Demag Cranes & Components Sp. Z.o.o., Warschau	Polen	DCC GmbH	100,00	784	-276
Demag Cranes & Components Ltda., Lissabon	Portugal	DCC GmbH	100,00	175	81
Demag Cranes & Components AG, Dietlikon	Schweiz	DCC GmbH	100,00	11.044	1.439
Demag Cranes & Components Spain Holdco S.A., Madrid	Spanien	DCC GmbH	100,00	5.450	-1.019
Demag Cranes & Components S.A., Madrid	Spanien	DCC Spain Holdco S.A.	100,00	31.314	9.283
Demag Cranes & Components (Pty.) Ltd., Johannesburg	Südafrika	DCC GmbH	100,00	10.740	1.992
Demag Cranes & Components spol. s.r.o., Slaný	Tschechien	DCC GmbH	100,00	1.658	187
Demag Cranes & Components Corp., Cleveland	USA	DCC GmbH	100,00	15.019	302
Crane America Services Corp., Dayton	USA	DCC Corp.	100,00	8.553	915
Demag Cranes & Components (Middle East) FZE, Dubai	VAE	MDC (Middle East) EC	100,00	-1.772	-689
Assoziierte Unternehmen – Ausland					
MHE-Demag (S) Pte. Ltd., Singapur	Singapur	DCC GmbH	50,00[5]	21.332	322

1) Stand der Werte zum 30.09.2003.
2) 74% DCC GmbH/26% DCC Guarantee Ltd.
3) Stand der Werte zum 31.03.2004.
4) 10% DCC GmbH/90% DCC S.p.A.
5) Stand der Werte zum 31.12.2003.

BESTÄTIGUNGSVERMERK DES ABSCHLUSSPRÜFERS

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der DCC HoldCo 3 (drei) GmbH, Wetter, für das Geschäftsjahr vom 1. Oktober 2003 bis 30. September 2004 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen im Gesellschaftsvertrag liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der DCC HoldCo 3 (drei) GmbH, Wetter.

Düsseldorf, den 2. Dezember 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(von der Ohe)	(Basler)
Wirtschaftsprüferin	Wirtschaftsprüfer

DCC HOLDCO 3 (DREI) GmbH, WETTER

JAHRESABSCHLUSS FÜR DAS GESCHÄFTSJAHR VOM 1. OKTOBER 2002 BIS 30. SEPTEMBER 2003

DCC HOLDCO 3 (DREI) GmbH, WETTER
BILANZ ZUM 30. SEPTEMBER 2003

Aktiva

	30. September 2003	Vorjahr
	(EUR)	
A. Anlagevermögen		
Finanzanlagen		
Anteile an verbundenen Unternehmen	108.226.000,00	109.126.000,00
B. Umlaufvermögen		
Guthaben bei Kreditinstituten	229,01	728,14
	108.226.229,01	**109.126.728,14**

Passiva

	30. September 2003	Vorjahr
	(EUR)	
A. Eigenkapital		
I. Gezeichnetes Kapital	1.331.350,00	25.000,00
II. Kapitalrücklage	39.438.650,00	40.745.000,00
III. Jahresfehlbetrag	-18.681.611,69	-2.233.095,17
IV. Verlustvortrag	-2.233.095,17	0.00
	19.855.293,14	38.536.904,83
B. Rückstellungen		
Sonstige Rückstellungen	10.000,00	0.00
C. Verbindlichkeiten		
1. Verbindlichkeiten aus Lieferungen und Leistungen	26.596,96	434,42
2. Verbindlichkeiten gegenüber Gesellschaftern	71.639.027,78	65.126.388,89
3. Verbindlichkeiten gegenüber verbundenen Unternehmen	14.265.056,13	2.133.000,00
4. Sonstige Verbindlichkeiten	2.430.255,00	3.330.000,00
	88.360.935,87	70.589.823,31
	108.226.229,01	**109.126.728,14**

DCC HOLDCO 3 (DREI) GmbH, WETTER

GEWINN- UND VERLUSTRECHNUNG FUR DIE ZEIT VOM 1. OKTOBER 2002 BIS 30. SEPTEMBER 2003

		2002/2003	8. August–30. September 2002
		(EUR)	
1.	Allgemeine Verwaltungskosten	-48.599,33	-2.106.706,28
2.	Erträge aus Beteiligungen	900.000,00	0.00
3.	Abschreibungen auf Finanzanlagen	-900.000,00	0.00
4.	Aufwendungen aus Verlustübernahme	-12.119.987,52	0.00
5.	Zinsen und ähnliche Aufwendungen	-6.513.024,84	-126.388,89
6.	Ergebnis der gewöhnlichen Geschäftstätigkeit (= Jahresfehlbetrag)	**-18.681.611,69**	**-2.233.095,17**

DCC HOLDCO 3 (DREI) GmbH, WETTER
ANHANG FÜR DAS GESCHÄFTSJAHR
VOM 1. OKTOBER 2002 BIS 30. SEPTEMBER 2003

Bilanzierungs- und Bewertungsmethoden

Gewinn- und Verlustrechnung

Die Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren erstellt.

Von den Erleichterungen des § 274a HGB sowie des § 276 HGB wurde Gebrauch gemacht.

Anlagevermögen

Die Anteile an verbundenen Unternehmen sind zu Anschaffungskosten bilanziert.

Umlaufvermögen

Die flüssigen Mittel werden zu Nominalwerten bilanziert.

Rückstellungen

Die Rückstellungen sind so bemessen, dass sie allen erkennbaren Risiken Rechnung tragen.

Verbindlichkeiten

Die Verbindlichkeiten sind grundsätzlich mit ihrem Rückzahlungsbetrag angesetzt.

Erläuterungen zur Gewinn- und Verlustrechnung

1. **Beteiligungsergebnis**

Das Beteiligungsergebnis enthält Erträge aus Beteiligungen und Abschreibungen auf Finanzanlagen in Höhe von TEUR 900 sowie Aufwendungen aus Verlustübernahme in Höhe von TEUR 12.120. Es betrifft ausschließlich verbundene Unternehmen.

2. **Zinsen und ähnliche Aufwendungen**

Die Zinsen und ähnliche Aufwendungen bestehen nahezu ausschließlich gegenüber der Alleingesellschafterin.

Personalaufwand

Die Gesellschaft beschäftigt kein Personal.

Bilanzerläuterungen

1. **Eigenkapital**

Aus der Kapitalrücklage in Höhe von TEUR 40.745 wurden TEUR 1.306 entnommen und in das gezeichnete Kapital eingestellt.

Die Geschäftsführung schlägt vor, den Jahresfehlbetrag in Höhe von TEUR 18.682 auf neue Rechnung vorzutragen.

2. **Rückstellungen**

Die Rückstellungen betreffen Aufwendungen für die Prüfung des Jahresabschlusses.

3. **Verbindlichkeiten**

Die Verbindlichkeiten mit einer Restlaufzeit bis zu einem Jahr betragen TEUR 16.722 und mit einer Restlaufzeit von mehr als fünf Jahren TEUR 71.639.

Haftungsverhältnisse

Die Gesellschaft hat zur Besicherung der zur Finanzierung der DEMAG-Gruppe dienenden Bankkredite folgende Sicherheiten gestellt:

- Verpfändung der Anteile an der DCC HoldCo 4 (vier) GmbH, Wetter
- Verpfändung von Forderungen aus konzerninternen Darlehen
- Verpfändung aller Bankguthaben

Die Gesellschaft ist Garant unter den zur Finanzierung der DEMAG-Gruppe abgeschlossenen Bankkrediten. Sie übernimmt die gesamtschuldnerische Haftung in Höhe von TEUR 208.900, TGBP 47.540 sowie TUSD 500.691.

Darüber hinaus haftet die Gesellschaft gesamtschuldnerisch für die innerhalb der DEMAG-Gruppe in Anspruch genommenen Kontokorrentkreditlinien in Höhe von TEUR 128.990.

Sonstige Angaben

Anteilsbesitz (Stand 30. September 2003)

Die Aufstellung des Anteilsbesitzes der DCC HoldCo 3 (drei) GmbH ist in der Anlage zum Anhang dargestellt.

Angaben zum Mutterunternehmen gemäß § 291 Abs. 2 Nr. 3 HGB und § 285 Nr. 14 HGB

Die Gesellschaft wird in den nach luxemburgischen Rechnungslegungsvorschriften aufgestellten Konzernabschluss der Demag Holding S.à r.l., Luxemburg, einbezogen und ist somit von der Aufstellung eines Konzernabschlusses nach § 291 Abs. 2 Nr. 3 HGB befreit.

Wesentliche Unterschiede zwischen deutscher und luxemburgischer Rechnungslegung

Grundsätzliches

Die luxemburgische Rechnungslegung berücksichtigt die Vorschriften aus der vierten und siebten EU-Richtlinie, welche den bilanzierenden Unternehmen im Hinblick auf die Darstellung von bestimmten Sachverhalten im Jahresabschluss Wahlrechte einräumen. Bei der Ausübung dieser Wahlrechte orientiert sich die Muttergesellschaft Demag Holding S.à r.l. grundsätzlich an den IFRS-Rechnungslegungsgrundsätzen.

Geschäfts- oder Firmenwert

Unter HGB ist der aktive Unterschiedsbetrag aus der Kapitalkonsolidierung (Firmen- oder Geschäftswert) in jedem folgenden Geschäftsjahr zu mindestens einem Viertel durch Abschreibungen zu tilgen oder über den Zeitraum der zu erwartenden Lebensdauer abzuschreiben oder aber sofort vollständig mit den Rücklagen zu verrechnen. Nach luxemburgischen Rechnungslegungsvorschriften ist die Amortisation ebenfalls möglich, erfordert aber bei einer Amortisationsdauer von mehr als fünf Jahren eine Begründung hierfür im Anhang.

Sachanlagen

Nach HGB besteht ein Abschreibungswahlrecht bei voraussichtlich vorübergehender Wertminderung, während nach luxemburgischen Vorschriften außerplanmäßige Abschreibungen nur bei dauerhaften Wertminderungen zulässig sind.

Vorräte

Die Vorräte sind nach HGB ebenso wie nach luxemburgischer Rechnungslegung mit den Herstellungskosten zu bewerten. Beim Umfang der Herstellungskosten besteht sowohl nach HGB als auch nach luxemburgischem Recht das Wahlrecht, fertigungsbedingte und nicht fertigungsbedingte Gemeinkosten zu aktivieren. Die Muttergesellschaft übt diese Wahlrechte so aus, dass sie mit IFRS korrespondieren.

Hiernach werden die Herstellungskosten als Produktionsbezogene Vollkosten definiert, bei denen neben den Material- und Lohneinzelkosten sowie den Sondereinzelkosten der Fertigung die Material- und Fertigungsgemeinkosten zwingend einzubeziehen sind. Zudem sind Verwaltungskosten zu berücksichtigen, sofern sie in eindeutigem Zusammenhang mit der Erzeugung der zu bewertenden Produkte stehen.

Abwertungen zur Berücksichtigung des niedrigeren beizulegenden Werts werden nach HGB je nach Art der Vorräte differenziert auf Basis des Absatz- und/oder des Beschaffungsmarktes ermittelt. Die luxemburgische Rechnungslegung enthält verschiedene Wahlrechte, welche im Konzernabschluss im Sinne der IFRS ausgeübt werden sollen. Der "net realizable value" wird dabei grundsätzlich auf der Basis des Absatzmarktes ermittelt. Der Beschaffungsmarkt wird vernachlässigt.

Bestandteile der Rechnungslegung

Die luxemburgischen Bestandteile der Berichterstattung zum Jahresende entsprechen grundsätzlich dem HGB, wobei das HGB weitergehende Angaben im Anhang enthält. In Erweiterung der größenabhängigen Pflichtbestandteile (Bilanz, Gewinn- und Verlustrechnung,

Anhang und zusätzlichem Lagebericht mit Ergänzungsfunktion) ist in Luxemburg die Darstellung der Entwicklung des Eigenkapitals üblich. Um diesen Bestandteil wird der Konzernabschluss daher erweitert.

Geschäftsführung

Reinhard Gorenflos, London (bis 1. Oktober 2002)
Johannes Huth, London (bis 1. Oktober 2002)
Klaus K. Moll, Ludwigshafen (vom 7. Januar bis 30. November 2003)
Dr. Helmut Leonhard Franzen, Wetter (vom 2. Oktober 2002 bis 7. Januar 2003)
Dr. Horst J. Heiber, Bocholt (ab 1. Mai 2003)
Harald Joos, Stuttgart (ab 1. Dezember 2003)
Prof. Heinrich Josef Pack, Hagen (vom 2. Oktober 2002 bis 30. Juni 2003)
Christian Ludwig Peters, Bochum (vom 2. Oktober 2002 bis 30. September 2003)

Aufsichtsrat

Reinhard Gorenflos, London (ab 4. November 2002, Vorsitzender seit 7. Januar 2003)
Josef Berger, Düsseldorf (ab 11. November 2002,
Stellvertretender Vorsitzender seit 7. Januar 2003)
Gerd-Uwe Boguslawski, Northeim (ab 11. November 2002)
Volkmar Flöß, Hagen (ab 11. November 2002)
Edward Gilhuly, London (vom 4. November 2002 bis 1. Juli 2003)
Oliver Haarmann, London (vom 4. November 2002 bis 1. Juli 2003)
Alfred Hack, Herdecke (ab 11. November 2002)
Dr. Horst Heidsieck, Büdingen (ab 1. Februar 2003)
Johannes Huth, London (ab 4. November 2002)
Reinhard Möller, Uslar (ab 11. November 2002)
Prof. Heinrich Josef Pack, Hagen (ab 1. Juli 2003)
Werner Paschke, Luxemburg (ab 1. Juli 2003)
Neil A. Richardson, London (vom 4. November 2002 bis 31. Januar 2003)
Silke Scheiber, London (vom 4. November 2002 bis 6. März 2003)
Andreas Schwarz (vom 11. November 2002 bis 30. September 2003)
Dr. Dietmar Straub, Aschaffenburg (ab 6. März 2003)

Beirat

Dr. Horst Heidsieck, Büdingen (ab 1. Februar 2003)
Werner Paschke, Luxemburg (ab 27. Juni 2003)

Wetter, den 3. Dezember 2003

DCC HoldCo 3 (drei) GmbH

Die Geschäftsführung

AUFSTELLUNG DES ANTEILSBESITZES DER DCC HOLDCO 3 (DREI) GmbH ZUM 30. SEPTEMBER 2003

Name und Sitz des Unternehmens	Land	Anteilseigner	Kapitalanteil	Eigenkapital	Jahresergebnis 1.10.2002-30.9.2003
			(in %)	(in T€)	
Konsolidierte Unternehmen – Inland					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 GmbH	100,00	108.039	—
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100,00	203.247	—
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100,00	26	1
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100,00	199.994	—
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100,00	556	115
Zasche ergo GmbH, Wetter		DCC GmbH	100,00	580	16
Konsolidierte Unternehmen – Ausland					
Demag Cranes & Components Pty. Ltd., Smithfield	Australien	DCC GmbH	100,00	6.608	505
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	51,00	-1.228	-611
Demag Cranes & Components Ltda., Cotia	Brasilien	DCC GmbH	99,9999	11.693	1.177
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	99,27	3.142	12
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100,00	-698	-452
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100,00	-1.247	420
Demag Cranes & Components A/S, Kopenhagen	Dänemark	DCC GmbH	100,00	3.968	42
DCC France Holdco SA, Chalons en Champagne	Frankreich	DCC GmbH	100,00	11.028	933
Demag Cranes & Components SA, Chalon en Champagne	Frankreich	DCC France Holdco SA	100,00	11.352	-48
Demag Cranes & Components Ltd., Banbury	Großbritannien	DCC Holdings Ltd.	100,00	15.485	1.375
Demag Cranes & Components Guarantee Ltd., Banbury	Großbritannien	DCC GmbH	100,00	51	51
Demag Cranes & Components Holdings Ltd., Banbury	Großbritannien	DCC GmbH/DCC Guarantee Ltd.	100,00[1]	4	5.078
Demag Cranes & Components (India) Pte. Ltd., Pune	Indien	DCC GmbH	99,9997	721	150
Donati Sollevamenti S.r.l., Varese	Italien	DCC GmbH/DCC S.p.A.	100,00[2]	5.462	627
Demag Cranes & Components S.p.A., Agrate Brianza	Italien	DCC GmbH	100,00	14.874	3.038
Demag Cranes & Components GmbH, Salzburg	Österreich	DCC GmbH	100,00	6.013	1.015
Demag Cranes & Components Sp. Z.o.o., Warschau	Polen	DCC GmbH	100,00	927	-285
Demag Cranes & Components Ltda., Lissabon	Portugal	DCC GmbH	75,00	261	-597
Demag Cranes & Components AG, Dietlikon	Schweiz	DCC GmbH	100,00	10.042	1.191
Demag Cranes & Components Spain Holdco S.A., Madrid	Spanien	DCC GmbH	100,00	6.469	-1.570
Demag Cranes & Components S.A., Madrid	Spanien	DCC Spain Holdco S.A.	100,00	23.030	-885
Demag Cranes & Components (Pty.) Ltd., Johannesburg	Südafrika	DCC GmbH	100,00	14.698	1.488
Demag Cranes & Components spol. s.r.o., Slaný	Tschechien	DCC GmbH	100,00	1.309	103
Demag Cranes & Components Corp., Cleveland	USA	DCC GmbH	100,00	14.465	-1.681
Crane America Services Corp., Dayton	USA	DCC Corp.	100,00	7.895	147
Demag Cranes & Components (Middle East) FZE, Dubai	VAE	MDC (Middle East) EC	100,00	594	—
Assoziierte Unternehmen – Ausland					
MHE-Demag (S) Pte. Ltd., Singapur	Singapur	DCC GmbH	50,00[3]	11.717	431

1) 74% DCC GmbH/26% DCC Guarantee Ltd.
2) 10% DCC GmbH/90% DCC S.p.A.
3) Stand der Werte zum 31.12.2002.

BESTÄTIGUNGSVERMERK DES ABSCHLUSSPRÜFERS

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung der DCC HoldCo 3 (drei) GmbH, Wetter, für das Geschäftsjahr vom 1. Oktober 2002 bis 30. September 2003 geprüft. Die Buchführung und die Aufstellung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen im Gesellschaftsvertrag liegen in der Verantwortung der Geschäftsführung der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

Wir haben unsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der Geschäftsführung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der DCC HoldCo 3 (drei) GmbH, Wetter.

Düsseldorf, den 10. Dezember 2003

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Strottmann)	(von der Ohe)
Wirtschaftsprüfer	Wirtschaftsprüferin

WEITERE FINANZANGABEN (HGB) DER DCC HOLDCO 3 (DREI) GmbH, WETTER

EIGENKAPITALVERÄNDERUNGSRECHNUNG (HGB) FÜR DAS GESCHÄFTSJAHR 2002/2003
DCC HOLDCO 3 (DREI) GmbH, WETTER

	Gezeichnetes Kapital	Kapitalrücklage	Verlustvortrag	Jahres-fehlbetrag	Summe
			EUR		
Eigenkapitalüber-leitung					
Bilanz zum 01.10.2002	**25.000,00**	**40.745.000,00**	**0,00**	**2.233.095,17**	**38.536.904,83**
Kapitalerhöhung	1.306.350,00	-1.306.350,00			0,00
Vortrag des Jahresfehlbetrages 2001/2002			2.233.095,17	-2.233.095,17	0,00
Jahresfehlbetrag 2002/2003				18.681.611,69	18.681.611,69
Bilanz zum 30.09.2003	**1.331.350,00**	**39.438.650,00**	**2.233.095,17**	**18.681.611,69**	**19.855.293,14**

KAPITALFLUSSRECHNUNG (HGB) FÜR DAS GESCHÄFTSJAHR 2002/2003
DCC HOLDCO 3 (DREI) GmbH, WETTER

	2002/2003
	(TEUR)
Jahresergebnis	-18.682
Abschreibungen auf Anlagevermögen	900
Sonstige zahlungsunwirksame Aufwendungen*	18.632
Cash Earnings nach DVFA/SG	**850**
Zunahme der kurz- und mittelfristigen Rückstellungen	10
Abnahme (-) der Verbindlichkeiten aus Lieferungen und Leistungen sowie anderer Passiva, die nicht der Investitions- oder Finanzierungstätigkeit zuzuordnen sind	-861
Cashflow aus laufender Geschäftstätigkeit	**-1**
Cashflow aus der Investitionstätigkeit	**0**
Cashflow aus der Finanzierungstätigkeit	**0**
Zahlungswirksame Veränderungen des Finanzmittelfonds	**-1**
Finanzmittelfonds am Anfang der Periode	1
Finanzmittelfonds am Ende der Periode	**0**

*** Sonstige zahlungsunwirksame Aufwendungen sind:**

- Verlustübernahme aus Ergebnisabführungsvertrag mit der DCC HoldCo 4 (vier) GmbH	12.120
- Zinsaufwendungen Gesellschafterdarlehen	6.512
	18.632

BESCHEINIGUNG

An die DCC HoldCo 3 (drei) GmbH, Wetter

Wir haben die von der DCC HoldCo 3 (drei) GmbH, Wetter, aus dem Jahresabschluss für das Geschäftsjahr 2002/2003 sowie der zu Grunde liegenden Buchführung abgeleitete Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2002/2003, jeweils ohne Vorjahresvergleichszahlen, geprüft. Die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung ergänzen den auf Grundlage der deutschen handelsrechtlichen Vorschriften aufgestellten Jahresabschluss der DCC HoldCo 3 (drei) GmbH, Wetter, für das Geschäftsjahr 2002/2003.

Die Aufstellung der Eigenkapitalveränderungsrechnung und der Kapitalflussrechnung für das Geschäftsjahr 2002/2003 nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft.

Unsere Aufgabe ist es, auf Grundlage der von uns durchgeführten Prüfung ein Urteil darüber abzugeben, ob die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2002/2003 ordnungsgemäß aus dem Jahresabschluss für das Geschäftsjahr 2002/2003 sowie der zu Grunde liegenden Buchführung nach den deutschen handelsrechtlichen Vorschriften abgeleitet wurden. Nicht Gegenstand dieses Auftrags ist die Prüfung des zu Grunde liegenden Jahresabschlusses sowie der zu Grunde liegenden Buchführung.

Wir haben unsere Prüfung unter Beachtung des IDW Prüfungshinweises: Prüfung von zusätzlichen Abschlusselementen (IDW PH 9.960.2) so geplant und durchgeführt, dass wesentliche Fehler bei der Ableitung der Eigenkapitalveränderungsrechnung und der Kapitalflussrechnung aus dem Jahresabschluss sowie der zu Grunde liegenden Buchführung mit hinreichender Sicherheit erkannt werden.

Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnen Erkenntnisse wurde die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2002/2003 ordnungsgemäß aus dem Jahresabschluss für das Geschäftsjahr 2002/2003 sowie der zu Grunde liegenden Buchführung nach den deutschen handelsrechtlichen Vorschriften abgeleitet.

Düsseldorf, den 12. April 2006

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

(Crampton) Wirtschaftsprüfer	(von der Ohe) Wirtschaftsprüferin

EIGENKAPITALVERÄNDERUNGSRECHNUNG (HGB) FÜR DAS GESCHÄFTSJAHR 2003/2004

DCC HOLDCO 3 (DREI) GmbH, WETTER

	Gezeichnetes Kapital	Kapitalrücklage	Verlustvortrag	Jahresfehlbetrag	Summe
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)
Eigenkapitalüberleitung					
Bilanz zum 01.10.2003	**1.331.350,00**	**39.438.650,00**	**2.233.095,17**	**18.681.611,69**	**19.855.293,14**
Kapitalerhöhung	119.000,00	79.312.527,75			79.431.527,75*
Vortrag des Jahresfehlbetrages 2002/2003			18.681.611,69	-18.681.611,69	0,00
Jahresfehlbetrag 2003/2004 . . .				24.669.583,35	24.669.583,35
Bilanz zum 30.09.2004	**1.450.350,00**	**118.751.177,75**	**20.914.706,86**	**24.669.583,35**	**74.617.237,54**

* **zum 30.09.2004:**	– Umgliederung Kapitalrücklage in gezeichnetes Kapital	119.000,00
	– Effekt aus Umgliederung in gezeichnetes Kapital in der Kapitalrücklage	-119.000,00
	– Aufstockung Kapitalrücklage (MEP) – inkl. Umwandlung Darlehen MEP	2.430.000,00
	– Umwandlung Vanilla Loan inkl. aufgelaufener Zinsen in	
	– Kapitalrücklage	77.001.527,75
	Summe	**79.431.527,75**

KAPITALFLUSSRECHNUNG (HGB) FÜR DAS GESCHÄFTSJAHR 2003/2004

DCC HOLDCO 3 (DREI) GmbH, WETTER

	2003/2004 (TEUR)
Jahresergebnis	-24.670
Abschreibungen auf Anlagevermögen	0
Sonstige zahlungsunwirksame Aufwendungen*	23.903
Cash Earnings nach DVFA/SG	**-767**
Zunahme der kurz- und mittelfristigen Rückstellungen	157
Zunahme der Verbindlichkeiten aus Lieferungen und Leistungen sowie anderer Passiva, die nicht der Investitions- oder Finanzierungstätigkeit zuzuordnen sind	610
Cashflow aus laufender Geschäftstätigkeit	**0**
Cashflow aus der Investitionstätigkeit	**0**
Einzahlungen aus Eigenkapitalzuführungen	2.067
Auszahlungen (-) aus der Tilgung von Finanzkrediten	-2.067
Cashflow aus der Finanzierungstätigkeit	**0**
Zahlungswirksame Veränderungen des Finanzmittelfonds	**0**
Finanzmittelfonds am Anfang der Periode	0
Finanzmittelfonds am Ende der Periode	**0**

* **Sonstige zahlungsunwirksame Aufwendungen sind:**

- Verlustübernahme aus Ergebnisabführungsvertrag mit der DCC HoldCo 4 (vier) GmbH	18.014
- Zinsaufwendungen Gesellschafterdarlehen	5.889
	23.903

BESCHEINIGUNG

An die DCC HoldCo 3 (drei) GmbH, Wetter

Wir haben die von der DCC HoldCo 3 (drei) GmbH, Wetter, aus dem Jahresabschluss für das Geschäftsjahr 2003/2004 sowie der zu Grunde liegenden Buchführung abgeleitete Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2003/2004, jeweils ohne Vorjahresvergleichszahlen, geprüft. Die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung ergänzen den auf Grundlage der deutschen handelsrechtlichen Vorschriften aufgestellten Jahresabschluss der DCC HoldCo 3 (drei) GmbH, Wetter, für das Geschäftsjahr 2003/2004.

Die Aufstellung der Eigenkapitalveränderungsrechnung und der Kapitalflussrechnung für das Geschäftsjahr 2003/2004 nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft.

Unsere Aufgabe ist es, auf Grundlage der von uns durchgeführten Prüfung ein Urteil darüber abzugeben, ob die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2003/2004 ordnungsgemäß aus dem Jahresabschluss für das Geschäftsjahr 2003/2004 sowie der zu Grunde liegenden Buchführung nach den deutschen handelsrechtlichen Vorschriften abgeleitet wurden. Nicht Gegenstand dieses Auftrags ist die Prüfung des zu Grunde liegenden Jahresabschlusses sowie der zu Grunde liegenden Buchführung.

Wir haben unsere Prüfung unter Beachtung des IDW Prüfungshinweises: Prüfung von zusätzlichen Abschlusselementen (IDW PH 9.960.2) so geplant und durchgeführt, dass wesentliche Fehler bei der Ableitung der Eigenkapitalveränderungsrechnung und der Kapitalflussrechnung aus dem Jahresabschluss sowie der zu Grunde liegenden Buchführung mit hinreichender Sicherheit erkannt werden.

Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnen Erkenntnisse wurde die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2003/2004 ordnungsgemäß aus dem Jahresabschluss für das Geschäftsjahr 2003/2004 sowie der zu Grunde liegenden Buchführung nach den deutschen handelsrechtlichen Vorschriften abgeleitet.

Düsseldorf, den 12. April 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Crampton)
Wirtschaftsprüfer

(von der Ohe)
Wirtschaftsprüferin

EIGENKAPITALVERÄNDERUNGSRECHNUNG (HGB) FÜR DAS GESCHÄFTSJAHR 2004/2005

DCC HOLDCO 3 (DREI) GmbH, WETTER

	Gezeichnetes Kapital	Kapitalrücklage	Verlustvortrag	Jahres-fehlbetrag	Summe
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)
Eigenkapitalüberleitung					
Bilanz zum 01.10.2004	**1.450.350,00**	**118.751.177,75**	**20.914.706,86**	**24.669.583,35**	**74.617.237,54**
Kapitalerhöhung		100.175.613,44			100.175.613,44*
Vortrag des Jahresfehlbetrages 2003/2004			24.669.583,35	-24.669.583,35	0,00
Jahresfehlbetrag 2004/2005				58.001.584,39	58.001.584,39
Bilanz zum 30.09.2005	**1.450.350,00**	**218.926.791,19**	**45.584.290,21**	**58.001.584,39**	**116.791.266,59**

* **zum 30.09.2005:**	– Aufstockung Kapitalrücklage (MEP)	175.613,44
	– Mittelbare Aufstockung Kapitalrücklage durch den Mehrheitsgesellschafter	100.000.000,00
	Summe	**100.175.613,44**

KAPITALFLUSSRECHNUNG (HGB) FÜR DAS GESCHÄFTSJAHR 2004/2005

DCC HOLDCO 3 (DREI) GmbH, WETTER

	2004/2005
	(TEUR)
Jahresergebnis	-58.002
Abschreibungen auf Anlagevermögen	0
Sonstige zahlungsunwirksame Aufwendungen*	59.795
Cash Earnings nach DVFA/SG	**1.793**
Zunahme der kurz- und mittelfristigen Rückstellungen	15
Zunahme der Verbindlichkeiten aus Lieferungen und Leistungen sowie anderer Passiva, die nicht der Investitions- oder Finanzierungstätigkeit zuzuordnen sind	-1.983
Cashflow aus laufender Geschäftstätigkeit	**-175**
Cashflow aus der Investitionstätigkeit	**0**
Einzahlungen aus Eigenkapitalzuführungen	100.176
Auszahlungen (-) aus der Tilgung von Finanzkrediten	-100.000
Cashflow aus der Finanzierungstätigkeit	**176**
Zahlungswirksame Veränderungen des Finanzmittelfonds	**1**
Finanzmittelfonds am Anfang der Periode	0
Finanzmittelfonds am Ende der Periode	**1**

* **Sonstige zahlungsunwirksame Aufwendungen sind:**	
-- Verlustübernahme aus Ergebnisabführungsvertrag mit der DCC HoldCo 4 (vier) GmbH	59.795
-- Zinsaufwendungen Gesellschafterdarlehen	0
	59.795

BESCHEINIGUNG

An die DCC HoldCo 3 (drei) GmbH, Wetter

Wir haben die von der DCC HoldCo 3 (drei) GmbH, Wetter, aus dem Jahresabschluss für das Geschäftsjahr 2004/2005 sowie der zu Grunde liegenden Buchführung abgeleitete Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2004/2005, jeweils ohne Vorjahresvergleichszahlen, geprüft. Die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung ergänzen den auf Grundlage der deutschen handelsrechtlichen Vorschriften aufgestellten Jahresabschluss der DCC HoldCo 3 (drei) GmbH, Wetter, für das Geschäftsjahr 2004/2005.

Die Aufstellung der Eigenkapitalveränderungsrechnung und der Kapitalflussrechnung für das Geschäftsjahr 2004/2005 nach den deutschen handelsrechtlichen Vorschriften liegt in der Verantwortung der Geschäftsführung der Gesellschaft.

Unsere Aufgabe ist es, auf Grundlage der von uns durchgeführten Prüfung ein Urteil darüber abzugeben, ob die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2004/2005 ordnungsgemäß aus dem Jahresabschluss für das Geschäftsjahr 2004/2005 sowie der zu Grunde liegenden Buchführung nach den deutschen handelsrechtlichen Vorschriften abgeleitet wurden. Nicht Gegenstand dieses Auftrags ist die Prüfung des zu Grunde liegenden Jahresabschlusses sowie der zu Grunde liegenden Buchführung.

Wir haben unsere Prüfung unter Beachtung des IDW Prüfungshinweises: Prüfung von zusätzlichen Abschlusselementen (IDW PH 9.960.2) so geplant und durchgeführt, dass wesentliche Fehler bei der Ableitung der Eigenkapitalveränderungsrechnung und der Kapitalflussrechnung aus dem Jahresabschluss sowie der zu Grunde liegenden Buchführung mit hinreichender Sicherheit erkannt werden.

Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnen Erkenntnisse wurde die Eigenkapitalveränderungsrechnung und die Kapitalflussrechnung für das Geschäftsjahr 2004/2005 ordnungsgemäß aus dem Jahresabschluss für das Geschäftsjahr 2004/2005 sowie der zu Grunde liegenden Buchführung nach den deutschen handelsrechtlichen Vorschriften abgeleitet.

Düsseldorf, den 18. Mai 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Crampton)
Wirtschaftsprüfer

(Schmelzer)
Wirtschaftsprüfer

ANGABEN ÜBER DIE GESCHÄFTSAUSSICHTEN DER DEMAG CRANES AG

Die Demag Cranes AG ist für den weiteren Verlauf des Geschäftsjahres 2005/2006 vor dem Hintergrund eines weiterhin stabilen konjunkturellen Umfelds und nachhaltigem Wachstum in wichtigen Märkten zuversichtlich, ihre für das Gesamtgeschäftsjahr verfolgten Geschäftsziele zu erreichen und somit Umsatz und Profitabilität im Vergleich zum Vorjahr trotz der mit dem Börsengang im Zusammenhang stehenden Einmalkosten erneut deutlich steigern zu können. Bereits im ersten Halbjahr des Geschäftsjahres 2005/2006 konnte die Gesellschaft den Umsatz um 18,6% im Vergleich zur Vorjahresperiode steigern, wobei sich die bereinigte EBIT-Marge von 4,8% auf 6,6% verbesserte. Die Gesellschaft geht aus heutiger Sicht von einer insgesamt positiven Entwicklung der Nachfrage in ihren drei Geschäftsbereichen Industriekrane, Hafentechnologie und Services bei einem insgesamt stabilen Preisniveau aus. Durch Innovations- und Technologieführerschaft, laufende Kostensenkungs- und Effizienzsteigerungsprogramme, eine verbesserte Marktbearbeitung sowie anhaltendes Wachstum in geographischen Zielregionen strebt die Gesellschaft auch für die kommenden Geschäftsjahre eine positive Entwicklung von Umsatz und Margen an.

Auf der Grundlage der Auftragseingänge für neu entwickelte Produkte in den Geschäftsbereichen Industriekrane und Hafentechnologie sowie weiterer Neu- und Weiterentwicklungen vor allem im Bereich der vollautomatisierten Anwendungen erwartet die Demag Cranes AG positive Impulse aus den eingeleiteten Markt- und Produktoffensiven. Im Geschäftsjahr 2004/2005 wurde bereits mit der Einführung der erfolgreichen neuen Hebezeuggenerationen DC und DR im Geschäftssegment Industriekrane begonnen, im April 2006 folgte die Markteinführung der Generation 5 der Hafenmobilkrane, die erstmals auf einem modularen Plattform- und Baukastenprinzip basiert. Die Gesellschaft plant, künftig – teilweise in enger Zusammenarbeit mit Kunden – weitere Produkte zu entwickeln und auf den Markt zu bringen.

Für den Geschäftsbereich Industriekrane erwartet die Gesellschaft für das laufende Geschäftsjahr im Vergleich zum vorangegangenen Geschäftsjahr eine deutliche Umsatzsteigerung, die sowohl von einer Steigerung des Auftragseingangs aus Schwellenländern als auch durch die spürbare konjunkturelle Erholung in etablierten Märkten, insbesondere in Europa, sowie von der erfolgreichen Einführung neuer Produkte getragen wird. Aufgrund der eingeleiteten Wachstumsinitiativen, Kostensenkungsmaßnahmen und Effizienzsteigerungsprogramme rechnet die Gesellschaft damit, dass sich die Ertragskraft und Wettbewerbsposition weiterhin nachhaltig verbessert. Die neuen Hebezeuggenerationen DC und DR folgen modernen Konstruktionsprinzipien, mit denen sich erhebliche Standardisierungsvorteile erzielen lassen, und die eine kostengünstigere Produktion mit positivem Effekt auf die Profitabilität ermöglichen.

Für den Geschäftsbereich Hafentechnologie rechnet die Gesellschaft mit einer deutlicheren Umsatzsteigerung als in den anderen Segmenten. Neben den eingeleiteten Markt- und Produktoffensiven basiert diese Erwartung auf der prognostizierten Steigerung der weltweiten und regionalen Handelsvolumina und des Containertransports, der gemäß Drewry Shipping Consultants bis 2010 jährlich um durchschnittlich 9,3% wachsen wird. Auch hier wirkt sich der mit den neuen Produktgenerationen umgesetzte hohe Grad an Standardisierung und Modularisierung auf Komponentenebene bei hoher Flexibilität und Variantenvielfalt in Hinblick auf maßgeschneiderte Kundenlösungen positiv auf die Gewinnmargen aus.

Im Geschäftsbereich Services profitiert die Gesellschaft von der großen Anzahl installierter Geräte und dem wachsenden Trend hin zur Beauftragung externer Dienstleister mit Wartungsaufgaben sowie der Nachholung von Instandhaltungsmaßnahmen im Rahmen der konjunkturellen Erholung. Demag Cranes strebt ferner an, den Umsatz in diesem Geschäftsbereich durch eine stärkere Penetration der eigenen installierten Basis bei Kranen und Hebezeugen für industrielle Anwendungen und eine verstärkte Wartung von Drittprodukten sowie insbesondere durch Wachstum in den Schwellenländern zu steigern. Die Gesellschaft rechnet damit, dass die Gewinnmargen in diesem Geschäftsbereich relativ stabil bleiben.

Bezüglich des Umsatzes, der Auslastung der Produktion, der Kostenbasis sowie der Entwicklung der Bestände ist die Wirksamkeit der eingeleiteten Wachstumsinitiativen, Kostensenkungsmaßnahmen und Effizienzsteigerungsprogramme klar erkennbar. Im Übrigen haben sich seit dem Ende des letzten Geschäftsjahres bzw. des ersten Geschäftshalbjahres 2005/2006 keine wesentlichen Änderungen im Geschäftsverlauf, einschließlich der Finanzlage und der Handelsposition des Konzerns, ergeben. Die Demag Cranes AG wird vor Notierungsaufnahme der

Aktien der Gesellschaft einen Vertrag über eine neue revolvierende Kreditfazilität über EUR 325,0 Mio. abschließen. Hierdurch wird die Einbindung in die Gruppenfinanzierung auf Ebene des Demag Holding-Konzerns beendet und durch eine eigenständige Finanzierung des Demag Cranes-Konzerns ersetzt. Damit wird die Gesellschaft ihre Zinsbelastung verringern.

GLOSSAR

AGV . . . . Abkürzung für Automated Guided Vehicles. Mit einem Dieselmotor angetriebenes Transportfahrzeug für Container in Containerterminals. Alle Fahrzeugfunktionen sowie die Navigation auf der Fahrfläche erfolgen vollautomatisch, die erforderlichen Informationen dazu erhält das Fahrzeug durch ein übergeordnetes Steuerungssystem.

ASC . . . . Abkürzung für Automated Stacker Cranes (siehe Stapelkrane).

Ausladung . . . . Abstand zwischen dem Drehpunkt des Oberwagens und Haken.

Container . . . . Standardisierte Ladungseinheit im internationalen Güterverkehr.

Containerhandling . . . . Horizontales oder vertikales Bewegen von Containern durch manuelle oder automatische Fahrzeuge, Krane oder andere, spezialisierte Gerätetypen.

Deckenkran (Hängekran) . . . . Krane, deren Laufschienen am Dach oder an der Deckenkonstruktion hängend angeordnet sind.

Einschienenhängebahn . . . . Transportmittel, das an einem aufgehängten Schienenstrang mit nur einer Schiene geführt wird.

Einträgerlaufkran . . . . Ein Einträgerlaufkran besteht aus sechs Hauptbaugruppen: Das Hebezeug dient zum Heben und Senken der Last. Die Horizontalbewegung des Krans wird durch Fahrwerke mit Antrieben ermöglicht, die auf der Kranbahn an Schienen geführt werden. Die Stabilität des Einträgerlaufkrans wird durch einen Kranträger erzielt, mit dem die Komponenten des Kranes verbunden sind. Der Kranträger, an dem das Hebezeug quer zur Kranbahn verfahrbar ist, stellt typischerweise eine Stahlkonstruktion dar.

Fachwerkportalkran . . . . Auf Schienen fahrender Kran, dessen Hauptbauteile (Stützen; Hauptträger) ganz oder teilweise aus Stahlfachwerkkonstruktionen bestehen. Überspannt mit großen Schienenabständen und einem oder zwei Auslegern große Flächen, die für Umschlag und Lagerung von Gütern aller Art genutzt werden.

Getriebemotoren . . . . Baueinheit bestehend aus einem Getriebe und einem Motor.

GUS . . . . Gemeinschaft unabhängiger Staaten.

Just-In-Time . . . . „Just-In-Time" oder „JIT" ist ein Prinzip zur Steuerung des Material- und Informationsflusses entlang der gesamten Prozesskette. Das richtige Teil wird in der richtigen Qualität (Null Fehler) zum richtigen Zeitpunkt (genau dann, wenn es benötigt wird) in der richtigen Menge (ein Teil) am richtigen Ort (dort wo es benötigt wird) zur Verfügung gestellt. Dabei sollen Lagerbestände vermieden werden.

Handling Technology . . . . Handling Technology umfasst fördertechnische Produkte für das ergonomische Heben, Bewegen und die Handhabung von kleineren Lasten bis zu 5 t, die hauptsächlich in Arbeitsplatzbereichen eingesetzt werden.

Hub-and-Spoke-System . . . . Bezeichnet den sternförmigen Transport von Gütern zwischen einer zentralen Verteilerstation (Hub) und der umliegenden Region.

Hubterminals	Zentrale Verteilerstation für Container in einem Hub-and-Spoke-System mit Anbindung an den überregionalen Verkehr, z.B. zwischen den Kontinenten.
KBK	Abkürzung für Kranbaukasten.
Key-Account Management	Institutionalisierung einer Kundenorientierung in der Marketingorganisation mit der Betreuung ausgewählter (strategischer) Schlüsselkunden durch hochqualifizierte zentrale Verkaufsmitarbeiter. Im Vordergrund steht die Kundenberatung (Projektabwicklung) mit dem Ziel, eine langfristige Partnerschaft aufzubauen und gemeinsame Markterfolge zu realisieren.
Kranbaupartner	Kranbaupartner stellen nach den Produktions- und Qualitätsvorgaben der Demag Cranes AG den bzw. die Kranträger her (Stahlkonstruktion) und verbinden diese mit den Krankomponenten der Demag Cranes AG zu einem Kran.
Laufradsysteme	System kompakter standardisierter Einheiten bestehend aus Laufrad, Lagerung, Gehäuse und Anbauteilen.
Leichtkransystem	System zum Bau von Hängekranen und Einschienenbahnen für den unteren Traglastbereich (in der Regel unter 5 t), deren Träger aus Stahl- oder Aluminiumprofilen bestehen.
MEP	Abkürzung für Management-Beteiligungsprogramm.
OEM	Abkürzung für Original Equipment Manufacturer. OEM bezeichnet die Hersteller von Produkten, die von einem anderen Hersteller, häufig unter dessen eigener Marke, vertrieben werden.
Outsourcing	Übertragung von betrieblichen Funktionen und Aufgaben auf externe Anbieter.
Post-Panamax-Klasse	Schiffsgröße im Containerverkehr, die nicht mehr durch den Panamakanal verkehren kann.
Stapelkran, vollautomatischer	Kran für die Bedienung des Lagerbereichs in Containerterminals. Die Steuerung aller Funktionen erfolgt automatisch über ein übergeordnetes Softwaresystem.
White-Label-Produkte	Produkte eines Herstellers, die nicht unter der Marke des Herstellers, sondern als Produkt eines anderen Herstellers oder Distributoren unter anderer Marke verkauft werden.
Windwerk	Ein Windwerk ist ein Hebezeug, das aus vier Hauptbaugruppen besteht: Seiltrommel, Hubgetriebe, Hubmotor und Hubwerksbremse. Diese werden auf einer Tragkonstruktion, typischerweise aus Stahl, aufgebaut.
WSG	Abkürzung für Wide Span Gantries (siehe Fachwerkportalkran).
Zweiträgerlaufkran	Ein Zweiträgerlaufkran besteht aus sechs Hauptbaugruppen: Das Hebezeug dient zum Heben und Senken der Last. Die Horizontalbewegung des Krans wird durch Fahrwerke mit Antrieben ermöglicht, die auf der Kranbahn an Schienen geführt werden. Die Stabilität des Zweiträgerlaufkrans wird durch zwei parallel angeordnete Kranträger erzielt, mit denen die Komponenten des Krans verbunden sind. Die Kranträger, an denen das Hebezeug quer zur Kranbahn verfahrbar ist, stellen typischerweise Stahlkonstruktionen dar.

Wetter, Frankfurt am Main, München, Düsseldorf, Münster, London und Paris, 6. Juni 2006

Demag Cranes AG

gez. Harald J. Joos

gez. Dirk Kießling

Goldman Sachs International

gez. Christian Gärtner

Lehman Brothers International (Europe)

gez. Andreas Kölsch

Commerzbank Aktiengesellschaft

gez. Christian Gärtner
(für die Bevollmächtigte Goldman Sachs International in Vertretung der Commerzbank Aktiengesellschaft)

Bayerische Hypo- und Vereinsbank AG

gez. Andreas Kölsch
(für die Bevollmächtigte Lehman Brothers International (Europe) in Vertretung der Bayerische Hypo- und Vereinsbank AG)

CALYON

gez. Christian Gärtner
(für die Bevollmächtigte Goldman Sachs International in Vertretung der CALYON)

WestLB AG

gez. Andreas Kölsch
(für die Bevollmächtigte Lehman Brothers International (Europe) in Vertretung der WestLB AG)

(Diese Seite wurde absichtlich frei gelassen.)

Demag Cranes AG

Postfach 67 · 58286 Wetter · Germany
Ruhrstraße 28 · 58300 Wetter · Germany

www.demagcranes-ag.com

The information contained in this preliminary offering circular is not complete and may be changed. This preliminary offering circular is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

CONFIDENTIAL

Subject to Completion. Dated June 6, 2006.

82-35001

DEMAG
CRANES AG

Demag Cranes AG

(incorporated in Germany as a stock corporation)

Up to 13,000,000 Ordinary Bearer Shares

(ordinary bearer shares, with no par value)

This is an initial public offering of up to 13,000,000 ordinary bearer shares of Demag Cranes AG, a stock corporation (*Aktiengesellschaft*) organized under the laws of the Federal Republic of Germany, through the managers specified below. The offering consists of a public offering in Germany, a private placement to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the United States Securities Act of 1933, as amended, and private placements to institutional investors in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering of shares to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act.

The selling shareholders, DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2(b) S.à r.l., Luxembourg, corporations affiliated with Kohlberg Kravis Roberts & Co. L.P., are selling all of the shares to be sold in this offering. Demag Cranes AG will not receive any of the proceeds from the sale of the shares being sold in this offering.

Of the total number of shares being offered, the selling shareholders have agreed to offer shares with a total value of up to €4.2 million to Demag Cranes AG on a preferential basis at the offer price. Demag Cranes AG intends to make these shares available on a preferential basis to employees of the Demag Cranes group in Germany (but not management board members) at a discount to the offer price. In addition, the selling shareholders intend to make shares with a total value of up to € 6.6 million available on a preferential basis to employees of the Demag Cranes group in Germany and to members of its management and supervisory boards as well as to a limited partnership formed by Kohlberg Kravis Roberts & Co. L.P. for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, and to executives and employees of Demag Investments S.à r.l. and companies affiliated with Demag Investments S.à r.l. in Luxembourg. See "*The Offering—Preferential allotment*".

Prior to this offering, there has been no public market for the shares. It is currently estimated that the initial public offering price per share will be between €26 and €31. Application has been made to list the shares on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "D9C".

See "Risk Factors" beginning on page 14 for a discussion of certain risk factors that prospective investors should consider before buying the shares.

Offer Price: € per Share

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described under "Notice to Investors".

Goldman Sachs International, as stabilizing manager, has the option, exercisable for 30 days following the date on which the shares are first listed, to purchase on behalf of the managers up to an additional 1,950,000 shares from DCC Luxembourg 2 S.à r.l. at the offer price (less agreed commissions) to cover potential over-allotments or other short positions in connection with the offering of the shares.

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 22, 2006.

Joint Global Coordinators and Joint Bookrunners

Goldman Sachs International **Lehman Brothers International (Europe)**

Lead Managers

Goldman, Sachs & Co. **Lehman Brothers Inc.**

Co-Lead Managers

Commerzbank Capital Markets Corp. **HVB Capital Markets, Inc.**

CALYON **WestLB Securities Inc.**

Offering Circular dated , 2006.

This offering circular is confidential and is being furnished by Demag Cranes AG (the "Company") in connection with an offering exempt from registration under the United States Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of enabling prospective investors to consider the purchase of the ordinary bearer shares, with no par value (no-par shares), of the Company described herein. The information contained in this offering circular has been provided by the Company and other sources identified herein. No representation or warranty, express or implied, is made by the managers named herein as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the managers. Any reproduction or distribution of this offering circular, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the shares offered hereby is prohibited. Each offeree of the shares, by accepting delivery of this offering circular, agrees to the foregoing.

THE SHARES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The distribution of this offering circular and the offer and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering of shares in the United States in reliance on Rule 144A pursuant to the global offering and the offer and sale of the shares, see "Notice to Investors". This offering circular does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B ("RSA 421-B") of the New Hampshire revised statutes with the state of New Hampshire, nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualification of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

NOTICE TO INVESTORS

Because of the following restrictions, prospective investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the shares.

Each purchaser of the shares offered hereby will be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A ("Rule 144A") or Regulation S ("Regulation S") under the Securities Act are used herein as defined therein):

1. You (A) (i) are a qualified institutional buyer, (ii) are aware that the sale of such shares to you is being made in reliance on Rule 144A, and (iii) are acquiring such shares for your own account or for the account of a qualified institutional buyer, as the case may be, or (B) are purchasing the shares in an offshore transaction, as such term is defined by Rule 902 under the Securities Act, in accordance with Regulation S.

2. You understand that the shares have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person who you reasonably believe is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S, or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States.

AVAILABLE INFORMATION

At any time when Demag Cranes AG is not subject to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, it will furnish, upon request, to any holder or beneficial owner of the shares offered hereby, or any prospective investor designated by any such holder or beneficial owner, information satisfying the requirements of subsection (d)(4)(i) of Rule 144A under the Securities Act to permit compliance with Rule 144A in connection with resales of the shares for so long as any of the shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a stock corporation organized under the laws of the Federal Republic of Germany and its assets are located primarily outside the United States. In addition, the members of the Company's supervisory board (*Aufsichtsrat*) and the members of its management board (*Vorstand*) are non-residents of the United States and most of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons or to enforce against them or the Company judgments of courts of the United States, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or other laws of the United States or any state thereof. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, may not be enforceable, either in whole or in part, in Germany. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Germany, such party may submit to the German court the final judgment rendered in the United States. Under such circumstances, a judgment by a federal or state court of the United States against the Company or such persons will be regarded by a German court only as evidence of the outcome of the dispute to which such judgment relates, and a German court may choose to re-hear the dispute. In addition, awards of punitive damages in actions brought in the United States or elsewhere are unenforceable in Germany.

FINANCIAL INFORMATION

Unless otherwise indicated, the financial information in this offering circular has been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain significant respects from U.S. GAAP. A summary of certain differences between IFRS and U.S. GAAP that may be relevant to the combined financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH is set forth in "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of certain differences between IFRS and U.S. GAAP*".

EXCHANGE RATE INFORMATION

In this offering circular,

- "euro" and "€" refer to the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and
- "U.S. dollars," "U.S. dollar" and "$" refers to the lawful currency of the United States of America.

A significant portion of the Company's revenues and expenses is denominated in currencies other than the euro, including U.S. dollars. For a discussion of the impact of currency exchange rate fluctuations on the Company's financial condition and results of operations, see "*Risk Factors—Risks related to Demag Cranes' business—Exchange rate fluctuations may have a negative impact on Demag Cranes' results*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Other factors affecting Demag Cranes' results—Exchange rate fluctuations*".

The table below shows the average noon buying rates expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies for the five years ended September 30, 2005. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended September 30,	Average
2001	0.8886
2002	0.9208
2003	1.0919
2004	1.2199
2005	1.2727
Six months ended March 30, 2006	1.1975

The following table shows the noon buying rates for U.S. dollars per euro for the six months ended May 31, 2006:

Month	High	Low
December 2005	1.2041	1.1699
January 2006	1.2287	1.1980
February 2006	1.2100	1.1860
March 2006	1.2197	1.1886
April 2006	1.2624	1.2091
May 2006	1.2888	1.2607

On June 5, 2006, the noon buying rate was $1.2953 per €1.00. The above rates may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this offering circular.

(This page has been left blank intentionally.)

Subject to Completion. Dated June 6, 2006.

DEMAG CRANES AG

Demag Cranes AG

(incorporated in Germany as a stock corporation)

Up to 13,000,000 Ordinary Bearer Shares

(ordinary bearer shares, with no par value)

This is an initial public offering of up to 13,000,000 ordinary bearer shares of Demag Cranes AG, a stock corporation (*Aktiengesellschaft*) organized under the laws of the Federal Republic of Germany, through the managers specified below. The offering consists of a public offering in Germany, a private placement to qualified institutional buyers and certain other persons in the United States in reliance on Rule 144A or other exemptions from the registration requirements under the United States Securities Act of 1933, as amended, and private placements to institutional investors in the rest of the world in reliance on Regulation S under the Securities Act. This offering circular relates to the offering to institutional investors outside Germany and the United States in reliance on Regulation S.

The selling shareholders, DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2(b) S.à r.l., Luxembourg, corporations affiliated with Kohlberg Kravis Roberts & Co. L.P., are selling all of the shares to be sold in this offering. Demag Cranes AG will not receive any of the proceeds from the sale of the shares being sold in this offering.

Of the total number of shares being offered, the selling shareholders have agreed to offer shares with a total value of up to €4.2 million to Demag Cranes AG on a preferential basis at the offer price. Demag Cranes AG intends to make these shares available on a preferential basis to employees of the Demag Cranes group in Germany (but not management board members) at a discount to the offer price. In addition, the selling shareholders intend to make shares with a total value of up to € 6.6 million available on a preferential basis to employees of the Demag Cranes group in Germany and to members of its management and supervisory boards as well as to a limited partnership formed by Kohlberg Kravis Roberts & Co. L.P. for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, and to executives and employees of Demag Investments S.à r.l. and companies affiliated with Demag Investments S.à r.l. in Luxembourg. See "*The Offering—Preferential allotment*".

Prior to this offering, there has been no public market for the shares. It is currently estimated that the initial public offering price per share will be between €26 and €31. Application has been made to list the shares on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) and to the sub-segment of the Official Market Segment with additional post-admission obligations (Prime Standard) under the symbol "D9C".

See "Risk Factors" beginning on page 14 for a discussion of certain risk factors that prospective investors should consider before buying the shares.

Offer Price: €   per Share

The shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers and certain other persons in reliance on Rule 144A or other exemptions from the registration requirements under the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that any seller of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The shares are not transferable except in accordance with the restrictions described under "Notice to Investors".

Goldman Sachs International, as stabilizing manager, has the option, exercisable for 30 days following the date on which the shares are first listed, to purchase on behalf of the managers up to an additional 1,950,000 shares from DCC Luxembourg 2 S.à r.l. at the offer price (less agreed commissions) to cover potential over-allotments or other short positions in connection with the offering of the shares.

The managers are severally underwriting the shares being offered. The managers expect to deliver the shares through Clearstream Banking AG, Frankfurt am Main, in book-entry form against payment on or about June 22, 2006.

Joint Global Coordinators and Joint Bookrunners

Goldman Sachs International **Lehman Brothers International (Europe)**

Co-Lead Managers

Commerzbank Corporates & Markets **HVB Corporates & Markets**

CALYON **WestLB AG**

Offering Circular dated , 2006.

(This page has been left blank intentionally.)

Table of Contents

IN CONNECTION WITH THIS OFFERING, GOLDMAN SACHS INTERNATIONAL AND ITS AFFILIATES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE SHORT SALES, STABILIZING TRANSACTIONS AND PURCHASES TO COVER POSITIONS CREATED BY SHORT SALES. SHORT SALES INVOLVE THE SALE BY THE STABILIZATION MANAGER OF A GREATER NUMBER OF SHARES THAN THEY ARE REQUIRED TO PURCHASE IN THIS OFFERING. STABILIZING TRANSACTIONS CONSIST OF BIDS OR PURCHASES MADE FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE SHARES WHILE THE OFFERING IS IN PROGRESS. SUCH TRANSACTIONS SHALL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS.

THESE ACTIVITIES BY THE STABILIZATION MANAGER MAY STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE SHARES. AS A RESULT, THE PRICE OF THE SHARES MAY BE HIGHER THAN THE PRICE THAT OTHERWISE MIGHT EXIST IN THE OPEN MARKET. IF THESE ACTIVITIES ARE COMMENCED, THEY MAY BE DISCONTINUED BY THE MANAGERS AT ANY TIME WITHOUT PRIOR NOTICE AND MUST IN ANY EVENT BE DISCONTINUED 30 CALENDAR DAYS AFTER THE FIRST DAY OF TRADING OF THE SHARES ON THE FRANKFURT STOCK EXCHANGE. THESE TRANSACTIONS MAY BE EFFECTED ON THE FRANKFURT STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE.

The shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons. The shares are not transferable except in accordance with the restrictions described herein. See "*Underwriting*".

No person has been authorized to give any information or to make any representations other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized. In making an investment decision, investors should rely on their own examination of Demag Cranes AG (the "Company"), and the terms of this offering, including the merits and risks involved. This offering circular does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. No representation is made by the Company or the managers or any of their respective representatives to prospective investors as to the legality of an investment in the shares, and prospective investors should not construe anything in this offering circular as legal, business or tax advice. Prospective investors should consult their own advisers as to the legal, tax, business, financial and related aspects of an investment in the shares. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Demag Cranes AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The distribution of this offering circular and the offering and sale of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this offering circular comes are required by the Company and the managers to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the shares, see "Notice to Investors in the European Economic Area" and "*Underwriting*". Neither the Company nor any of the managers accepts any legal responsibility for any violation by any person, whether or not a prospective investor, of any such restrictions.

NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA

The offering circular has been prepared on the basis that all offers of shares other than the offers contemplated in the offering circular in Germany, once the offering circular has been approved by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, the "BaFin") and published in accordance with the Prospectus Directive (2003/71/EC) as implemented in Germany) will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area ("EEA"), from the requirement to produce a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within the EEA of shares which are the subject of the placement contemplated in this offering circular should only do so in circumstances in which no obligation arises for Demag Cranes AG or any of the managers to produce a prospectus for such offer. Neither Demag Cranes AG nor the managers have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by managers which constitute the final placement of shares contemplated in this offering circular.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares which are the subject of the offering contemplated by this offering circular may not be made in that Relevant Member State (other than the offers contemplated in the offering circular in Germany once the offering circular has been approved by the BaFin and published in accordance with the Prospectus Directive as implemented in Germany), except that an offer to the public in that Relevant Member State of any of the shares may be made at any time under the following exemptions from the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of Goldman Sachs International and Lehman Brothers for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares shall result in a requirement for the publication by Demag Cranes AG or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any of the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any of the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

Neither this offering circular nor any other offering material has been submitted to the clearance procedures of the Financial Services Authority in the United Kingdom. The shares have not been offered or sold and, prior to the expiry of a period of six months from the sale of the shares, will not be offered or sold to persons in the United Kingdom except to "qualified investors" as defined in section 86 of the Financial Services and Markets Act 2000 (the "FSMA").

Each manager will represent, warrant and agree that: (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purpose of its business; (ii) it has not offered or sold and will not offer or sell the Shares other than to persons whose ordinary activities involve the acquiring, holding, managing or disposing of investments (as principal or as agent) for the purpose of their business; (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection to the issue or sale of the Shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or in respect of which an exemption (as set out in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005) applies; and (iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

NOTICE TO INVESTORS IN FRANCE

Neither this offering circular, nor any other offering material relating to the shares has been submitted to the clearance procedures of the *Autorité des marchés financiers* in France. The shares have not been offered or sold and will not be offered or sold directly or indirectly, to the public in France. Neither this offering circular nor any other offering material relating to the shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale of shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to the restricted circle of investors (*cercle restraint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 and D.411-1 of the French *Code monétaire et financier*. Such shares may be resold only in compliance with Articles L.411-1, L.411-2 and L.412-1 of the *French Code monétaire et financier*. Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

NOTICE TO INVESTORS IN JAPAN

The shares have not been and will not be registered under the Securities and Exchange law of Japan (Law No. 25 of 1948, as amended). The shares are not being offered and sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for offering or sale, directly or indirectly, in Japan or to, or for the account of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

NOTICE TO INVESTORS IN ITALY

The shares may not be offered or sold, directly or indirectly, in Italy other than to Professional Investors as defined in Article 31, paragraph 2, of Regulation No. 11522 approved by the *Consiglio Nazionale per la Società e la Borsa* (Consob) on July 1, 1998, as amended ("Professional Investors") or under any other exemption provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998, and in compliance with the forms and procedures provided therein. Under no circumstances should this offering circular circulate among, or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the categories of Professional Investors or outside the scope of the exemptions provided for by Art. 100 of Legislative Decree no. 58 of February 24, 1998. Any offer or sale of the shares, any distribution of this offering circular or the rendering of any advice in respect of investment in the shares, regardless of the existence of

any of the abovementioned exemptions within Italy in connection with the international offering, must be carried out either by registered securities dealing firms (*Società di Intermediazione Mobiliare*) or by authorized intermediaries, as described in Legislative Decree no. 58 of February 24, 1998.

NOTICE TO INVESTORS IN THE NETHERLANDS

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as a part of any re-offering, and neither this offering circular nor any other document in respect of the offering may be distributed in or from The Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of the shares is publicly announced, that the offer is exclusively made to the said individuals or legal entries.

NOTICE TO INVESTORS IN SPAIN

The offering of shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

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OFFERING CIRCULAR SUMMARY

The following summary should be regarded as an introduction to this Offering Circular. It is supplemented by more detailed information provided in other sections of this Offering Circular and should be read therewith. Therefore, investors should carefully read the entire Offering Circular and base any decision as to whether to invest in shares of Demag Cranes AG, Wetter (hereinafter also referred to as the "Company", and together with its subsidiaries "Demag Cranes", the "Demag Cranes Group" or the "Group") on a review of the entire Offering Circular.

This summary contains forward-looking statements that are based on current assessments made by Demag Cranes AG to the best of its knowledge. Such statements are based on assumptions and factors that are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause the actual results of the Demag Cranes Group, including its financial condition and results of operations, to differ materially from or be more negative than those expressly described or implied in such forward-looking statements. In light of the risks, uncertainties and assumptions, it is also possible that the future events referred to in this summary will not occur. Therefore, neither Demag Cranes AG nor its management can give any assurance regarding the actual occurrence of the predicted developments. It should also be noted that Demag Cranes AG, Goldman Sachs International, London, United Kingdom ("Goldman Sachs"), Lehman Brothers International (Europe), London, United Kingdom ("Lehman Brothers", and together with Goldman Sachs also referred to as the "Global Coordinators"), Commerzbank Aktiengesellschaft, Frankfurt am Main, Bayerische Hypo- und Vereinsbank AG, Munich, CALYON, Paris, France and WestLB AG, Dusseldorf and Münster (together with the Global Coordinators also referred to as the "Underwriters") assume no obligation to update such forward-looking statements or to adjust them in light of future events or developments beyond that which is required by law.

Demag Cranes

Overview of the business activities of the Demag Cranes Group

Demag Cranes is one of the world's leading providers of industrial cranes, crane components, harbor cranes and port automation technology. Services, in particular maintenance and refurbishment services, are another core element of its business activities. The Group operates through three segments: Industrial Cranes, Port Technology and Services. The Group's core expertise is in the development and construction of technologically advanced cranes and hoists, as well as automated transport and logistics systems in ports, the provision of services for these products and the manufacture of high-value-added components. Statements with regard to the market position of Demag Cranes' Industrial Cranes and Port Technology segments are based on in-house market research, sales figures or reference lists published by competitors as well as on publications of market research institutions or trade publications.

Demag Cranes has strong brands and believes that it is a global market leader by virtue of its innovation and technology leadership, its excellent product and service quality and its close and long-term customer relationships. Over the past years, Demag Cranes has invested substantially in research and development in the Industrial Cranes and Port Technology segments and holds a large number of intellectual property rights that are important to the business. The Group manufactures in 16 countries on five continents and operates one of the most extensive global distribution and service networks in the industry, with a presence in more than 60 countries reaching customers in over 100 countries.

In addition, Demag Cranes has a large installed base. According to a study conducted on the Company's behalf, in the Industrial Cranes segment, Demag Cranes has the world's largest installed base of industrial cranes with more than 650,000 "Demag"-branded electrical cranes and hoists for industrial applications. In the Port Technology segment, according to reference lists compiled by Demag Cranes and by competitors, the Company believes that it has the world's largest installed base of mobile harbor cranes.

In recent years, Demag Cranes repositioned itself for profitable growth. In fiscal year 2004/2005, the Group generated total sales of €881.6 million and adjusted EBITDA of €84.9 million (Combined Financial Statements per September 30, 2005) with 5,520 employees (per September 30, 2005).

Competitive strengths

Demag Cranes believes that the Group is characterized by the following competitive strengths:

- ***Leading position in attractive markets.*** Demag Cranes believes that it is one of the world's two leading manufacturers of cranes and hoists for industrial applications. In addition, according to information compiled by World Cargo News, Demag Cranes is the global market leader for mobile harbor cranes. Demag Cranes believes that it is particularly well positioned in terms of high-quality products, where product reliability, technical innovation, services, short delivery times and global delivery capabilities are as important as price. Through its strong market position and attractive product portfolio, Demag Cranes believes that its Industrial Cranes segment will be able to benefit from the economic recovery in Western Europe, the continuing positive economic environment in the United States and from increasing demand in emerging markets. Furthermore, the Company believes that its Port Technology segment will be able to benefit from high structural growth due to the increase in global container traffic and resulting investments in ports globally.

- ***Strong position in the services market.*** As of March 31, 2006, Demag Cranes and its partners had more than 220 service locations worldwide with over 1,400 service technicians. Demag Cranes believes that this is one of the most comprehensive service networks in the industry, which represents an important competitive advantage. The Company's broad global installed base provides the basis for future high-margin growth, particularly in established markets. The Company's services business relates to only approximately 37% of the estimated total potential services business associated with its installed base.

- ***Technology and innovation leader.*** Demag Cranes believes it is a technology and innovation leader in its industry with a comparatively high level of commitment to invest in

research and development. In the past years, new products have been successfully launched both in the Industrial Cranes and the Port Technology segments. Demag Cranes offers a competitive product portfolio comprised of its products for port automation, including the Generation 5 mobile harbor crane launched in April 2006 with the first models expected to be delivered in mid-2006, and, in the Industrial Cranes segment, its new range of rope and chain hoists, all of which provide the basis for expected further market share growth.

- ***Established brands and long-term customer relationships.*** With "Demag" and "Gottwald", Demag Cranes has well-established brands with a long-standing tradition. The Group has succeeded in establishing long-term business relationships, some of which have been in existence for decades. In addition, the Company has been able to secure contracts for two major projects in the Port Technology segment based on its in-depth knowledge of customer processes.

- ***Successful implementation of programs to improve profitability and the Group's competitive position.*** In the past, Demag Cranes has significantly improved its profitability as well as its competitive position. Across the Group, the focus was on measures to reposition the Company for profitable growth by means of international expansion, introducing new products, reducing the Company's cost base and increasing the flexibility of its cost structure, improving work processes, reducing working capital and disposing of non-core assets. In the period from 2003 to 2005, Demag Cranes undertook an extensive restructuring program, particularly in the Industrial Cranes and Services segments.

Corporate strategy

Demag Cranes' corporate strategy across the Group is aimed at sustainable and profitable growth. Its principal goals are the following:

- ***Expansion of leading market positions in established markets.*** Demag Cranes believes that it is one of the market leaders in each of its three segments. The Group plans to further capitalize on this position through its strong customer relationships, its established brands, its position as an innovation and technology leader and its broad installed base.

- ***Profitable expansion in industrial growth markets.*** Based on investments made in recent years, Demag Cranes has built a strong platform from which the Group intends to pursue profitable expansion in geographic markets characterized by accelerated industrialization. In its Industrial Cranes segment, Demag Cranes is focused on China, Brazil, India, the CIS and Eastern Europe, where Demag Cranes is already established. In the Port Technology segment, the Group intends to expand its activities in the South-East Asia region and in the Middle East.

- ***Growth through innovative product offerings and expansion of product portfolio.*** In the period from 2004 to 2007, Demag Cranes is launching important new product families in both the Industrial Cranes and the Port Technology segments that are expected to be important drivers of sales and profits in coming years, and which are intended to strengthen substantially the Group's competitive position. These products include, in particular, the new DR rope hoist and DC chain hoist product families, the new Generation 5 mobile harbor cranes, diesel-electric Automated Guided Vehicles and Automated Stacking Cranes.

- ***Maximize service potential.*** Demag Cranes' objective is to increase sales in its attractive Services segment significantly. The Group plans on achieving this by servicing a larger portion of its installed base with enhanced service offerings and by expanding its service network. In this respect, Demag Cranes benefits from the continuing trend among customers towards the outsourcing of services. The Company is also planning to increase its sales by increasingly servicing products manufactured by other producers.

- ***Further strengthening important customer relationships in the Port Technology segment.*** Demag Cranes expects the port automation and software business to grow significantly in the future. The Group plans to further enhance its strong customer relationships with global port and container shipping companies in order to benefit from the expected growth.

- ***Continued profitability improvement through process optimization.*** Demag Cranes has fundamentally improved its competitiveness and profitability in recent years by implementing diverse measures to reduce costs and optimize processes. The Company plans to continue to pursue these measures in the future. Moreover, the Company is currently implementing additional measures to improve its competitive position as well as to increase sales and profitability.

Additional material information concerning the Company

Formation	Following the relocation of its registered office and its transformation into a German stock corporation (*Aktiengesellschaft*) under the name "Demag Cranes AG" (registered on May 11, 2006), the Company – which was originally formed in 2002 under the name DCC HoldCo 3 (drei) GmbH – is now registered in the commercial register of the Local Court (*Amtsgericht*) of Hagen under HRB 7364. The Company's registered office is located in Wetter (Ruhr). A relocation of the registered office to Dusseldorf has been resolved, but not yet implemented.
Share capital and shares	The registered share capital amounts to €21,172,993 and is divided into 21,172,993 ordinary bearer shares with no par value (no par value shares), each representing a current notional amount in the share capital of €1.00.
Management board	Harald Joachim Joos, chairman of the management board (CEO), Dirk Kießling, chief financial officer (CFO).
Supervisory board	Dr. Horst Heidsieck (chairman), Josef Berger (deputy chairman), Gerd-Uwe Boguslawski, Heinrich Fischer, Reinhard Gorenflos, Alfred Hack, Karlheinz Hornung, Robert J. Koehler, Reinhard Möller, Hubert Rosenthal, Burkhard Schuchmann, Ralph Triebel
Employees	As of March 31, 2006, the Company did not have any employees. As of March 31, 2006 the Demag Cranes Group employed 5,588 employees of which 3,303 worked in the Industrial Cranes segment, 1,549 in the Services segment and 736 in the Port Technology segment.
Principal shareholders	The Company's principal shareholders are DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2 (b) S.à r.l. These companies are indirectly controlled by Demag Holding S.à r.l., Luxembourg, of which 81% is owned by private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") and 19% is owned by Siemens AG, Berlin and Munich.
Auditor	Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Dusseldorf.
Related party transactions	Related party transactions include a management equity participation plan, which involves, among others, executives of the Company and its subsidiaries. The following agreements have been entered into with Siemens AG and its affiliates: contracts for the manufacture, delivery and servicing of geared motors, IT service contracts and other contracts. The following legal relationships exist with Demag Holding S.à r.l. and its affiliates: a contribution agreement, loan agreements, existing financing arrangements, a cash pooling scheme, an intra-group agreement, contracts with Demag Dienstleistungs GmbH and other contracts. There are also contracts with MHE-Demag (S) Pte. Ltd., an agency agreement with E.A. Juffali & Bros. and a loan agreement with TBA International Holding B.V.

Summary of the Offering, projected timetable, admission to trading	
Subject matter of the Offering, Selling Shareholders	The Offering comprises up to 13,000,000 ordinary bearer shares of the Company with no par value (no par value shares), each representing a current notional amount in the share capital of €1.00, consisting of up to 4,093,117 shares from the holdings of DCC Luxembourg 2 S.à r.l. and up to 8,906,883 shares from the holdings of Gottwald Luxembourg 2 (b) S.à r.l. (hereinafter collectively referred to as the "Selling Shareholders"), as well as up to 1,950,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with regard to a potential over-allotment. All shares carry full dividend rights as from October 1, 2005. The up to 13,000,000 shares from the holdings of the Selling Shareholders and the up to 1,950,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with regard to a potential over-allotment are hereinafter also collectively referred to as the "Offered Shares".
Global Coordinators	Goldman Sachs International, London, United Kingdom and Lehman Brothers International (Europe), London, United Kingdom.
Co-Lead Managers	Commerzbank Aktiengesellschaft, Frankfurt am Main, Bayerische Hypo- und Vereinsbank AG, Munich, CALYON, Paris, France, WestLB AG, Dusseldorf and Münster.
The Offering and the offer period	The Offering consists of a public offer of the Offered Shares in the Federal Republic of Germany and a private placement outside the Federal Republic of Germany in the period from June 7, 2006 to June 19, 2006 (12:00 noon CET for retail investors and 2:00 p.m. CET for institutional investors) by the Underwriters under the management of the Global Coordinators. The Underwriters will underwrite the Offered Shares pursuant to the terms of an underwriting agreement, which is expected to be executed on June 19, 2006. The Selling Shareholders reserve the right, upon consultation with the Global Coordinators, to extend or shorten the offer period or to increase or reduce the number of Offered Shares. In the United States of America (the "United States"), the shares will be offered and sold to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the Offered Shares are being offered as part of a placement in reliance on Regulation S of the Securities Act.
Price range	The price range within which purchase orders may be placed is €26 to €31 per Offered Share. The Selling Shareholders reserve the right, after consultation with the Global Coordinators, to increase or decrease the upper and/or lower limits of this range.
Offer price	The offer price for the Offered Shares is expected to be determined by the Selling Shareholders after consultation with the Global Coordinators on the basis of an order book

prepared in the book building process on the evening of June 19, 2006. The offer price is expected to be published on June 19, 2006 by way of an *ad hoc* notice on an electronic information system and on the Company's website, and is also expected to be published in the *Frankfurter Allgemeine Zeitung* on June 21, 2006. Inquiries regarding the offer price may be directed at the Underwriters after the first publication referred to above.

It is expected that investors will be required to pay the offer price on June 22, 2006.

Number of allotted shares

The Underwriters reserve the right not to accept purchase orders, in whole or in part, in particular if orders at the offer price exceed the number of shares offered in the Offering. Investors who have placed purchase orders through an Underwriter are expected to be able to obtain information as to the number of shares allotted to them from the respective Underwriter beginning on June 20, 2006.

General allotment criteria

The Selling Shareholders and the Underwriters will adhere to the "Principles for the Allotment of New Share Issues to Private Investors" issued by the Stock Exchange Experts Commission (*Börsensachverständigenkommission*) of the German Federal Ministry of Finance (*Bundesministerium der Finanzen*) on June 7, 2000.

Any allotment to retail investors in Germany as part of the Offering will be made by applying uniform criteria to all Underwriters and their affiliated institutions.

Preferential allotment

As part of the Offering, the Selling Shareholders intend to offer shares on a preferential basis as follows: a portion of these shares (shares valued at a total of up to €4.2 million) is intended to be offered to the Company first. The Company intends to offer these shares to employees of the Demag Cranes Group (excluding management board members) on a preferential basis and subject to a discount.

The Selling Shareholders also intend to offer shares as part of the Offering at the offer price (without a discount) as follows:

Shares with a total of value of up to €3.0 million are intended to be offered to employees of the Demag Cranes Group and to management board members;

Shares with a total value of up to €600,000 are intended to be offered to supervisory board members;

Shares with a total value of up to €3.0 million are intended to be offered to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons as well as to executives and employees of Demag Investments S.à r.l. and its affiliates in Luxembourg.

Stock exchange listing

It is expected that the Company will apply for admission of the shares to the official market (*Amtlicher Markt*) and simultaneously to the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange on June 7, 2006.

	The Frankfurt Stock Exchange is expected to issue the listing order for the admission of the shares to trading on June 16, 2006. The trading on the stock exchange is expected to commence on June 20, 2006.
Delivery and settlement	Clearstream Banking AG, Frankfurt am Main, is expected to deliver the shares by book-entry transfer in exchange for payment of the offer price on June 22, 2006.
Lock-up agreement / selling restrictions	The Company, the Selling Shareholders and the Management Participation Partnerships will agree for the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, they will not within a period of six months following the admission of the shares to trading take certain measures that could affect the market for the Company's shares.
Over-allotment / stabilization	To the extent permitted by law, over-allotments and so-called "stabilization measures" may be used in connection with the Offering.
Greenshoe Option	With regard to a potential over-allotment of up to 1,950,000 shares in the Company, DCC Luxembourg 2 S.à r.l. will make 1,950,000 shares in the Company available to Goldman Sachs in its capacity as stabilization manager free of charge by way of a securities loan. It will also grant Goldman Sachs (for the account of the Underwriters) the option to acquire up to 1,950,000 shares in the Company at the offer price for the Offered Shares ("Greenshoe Option"). The Greenshoe Option may be exercised within 30 calendar days after the Company's shares are first listed.
Costs of the Offering	Assuming an offer at the mid-point price range, that all shares offered will be sold, that the Greenshoe Option is exercised in full and that a discretionary performance commission is paid to the Underwriters, the costs of the Offering, including commissions, will amount to approximately €33.0 million.
Use of proceeds	The Selling Shareholders will receive the proceeds generated from the sale of the Offered Shares.
ISIN	DE 000 DCAG01 0
WKN	DCACG01
Common code	025582756
Ticker symbol	D9C

Presentation of financial data

Demag Cranes' financial data as of and for the years ended September 30, 2005, 2004 and 2003 and as of and for the six months ended March 31, 2006 and comparative information for the six months ended March 31, 2005 have been derived from the combined financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH (in this Offering Circular referred to as Demag Cranes' "Combined Financial Statements") included in the "*Financial statements*" section in this Offering Circular.

Demag Cranes' Combined Financial Statements as of and for the years ended September 30, 2005, 2004 and 2003 and Demag Cranes' Combined Financial Statements as of and for the six months ended March 31, 2006 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Demag Cranes' Combined Financial Statements have been prepared on the basis of the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, and they reflect the combined results of operations and financial condition of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH as if their businesses had operated on a combined basis from October 1, 2002 onwards. If this had occurred, the results of operations, financial condition and cash flows of the Demag Cranes group might have been different. Accordingly, the Combined Financial Statements do not purport either to represent what Demag Cranes' results of operations, financial condition or cash flows would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project Demag Cranes' consolidated results of operations, financial condition or cash flows for any future period or at any future date. See note 1 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired the Industrial Cranes and Services businesses of DCC HoldCo 3 (drei) GmbH and the Port Technology business of Gottwald HoldCo 3 (drei) GmbH as part of an acquisition of seven businesses from Siemens AG (the "Acquisition"). The Acquisition was accounted for using the purchase accounting method under IFRS. The application of purchase accounting under IFRS had a material effect on the combined financial results of Demag Cranes. Among other things, the application of purchase accounting substantially increased cost of sales in fiscal year 2002/2003 and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. The effects of the application of purchase accounting, however, have only been shown on the group level in Demag Cranes' Combined Financial Statements. Demag Cranes has three segments, which are Industrial Cranes, Port Technology and Services. The effects of the application of purchase accounting have been excluded from the results of the segments presented in the Combined Financial Statements.

In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses and income which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in expenses or income in more than one period. Management excludes these effects and costs when evaluating the performance of the individual segments, and the results of the segments presented in the Combined Financial Statements of Demag Cranes also exclude these effects of these items, which management refers to as "one-off effects."

At a group level, management presents adjusted gross profit, adjusted EBIT and adjusted EBITDA to eliminate the effects of the application of purchase accounting and the one-off effects described above as well as certain charges from its parent company because it believes that these measures provide a more meaningful basis upon which to evaluate the Group's operating performance and financial situation during the periods under review. These measures are not defined under IFRS or United States Generally Accepted Accounting Principles ("U.S. GAAP"). The definitions of adjusted EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be fully comparable to similarly titled measures of other companies.

There are differences between IFRS and U.S. GAAP.

In the "*Financial statements*" section in the Offering Circular, negative amounts are preceded by a minus symbol. Elsewhere in this Offering Circular, negative amounts are indicated by parentheses.

Selected combined financial data and other information on the business

You should read the selected combined financial information in conjunction with the sections entitled "*Capitalization*" and "*Management discussion and analysis of financial condition and results of operations*" and the audited and unaudited Combined Financial Statements and the related notes in the exhibits to the Offering Circular.

	Years ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in millions)		
Income Statement Data:					
Sales	844.0	810.1	881.6	392.1	465.2
Cost of sales	(695.9)	(621.7)	(654.0)	(290.4)	(342.4)
Gross Profit	**148.1**	**188.4**	**227.6**	**101.6**	**122.8**
R&D expense	(35.7)	(20.2)	(17.1)	(8.4)	(7.9)
SG&A expense	(174.1)	(168.1)	(190.5)	(91.1)	(95.9)
Other operating income (expense)	5.8	6.2	15.6	3.3	0.0
Share of profit of associates	0.7	0.8	0.7	0.3	0.4
EBIT	**(55.2)**	**7.1**	**36.1**	**5.8**	**19.4**
Interest and similar income (expense), net	(12.3)	(37.2)	(33.6)	(18.9)	(8.4)
EBT	**(67.5)**	**(30.0)**	**2.5**	**(13.1)**	**11.0**
Income tax credit (expense)	21.7	10.6	(2.0)	5.4	(2.3)
Net income (loss) after tax	**(45.9)**	**(19.5)**	**0.5**	**(7.8)**	**8.6**
Balance Sheet Data (at period end):					
Cash and cash equivalents	45.5	35.5	43.2	n/a	37.8
Intangible assets[1]	187.7	178.5	179.8	n/a	181.6
Property, plant and equipment	180.5	159.7	123.2	n/a	122.1
Net working capital[2]	224.4	196.1	202.3	n/a	217.8
Total assets	903.9	826.7	867.7	n/a	838.1
Net financial debt[3]	360.5	286.9	178.3	n/a	174.1
Equity attributable to equity holders of parent	1.9	65.1	160.5	n/a	170.0
Pension plans and similar obligations	124.9	122.2	139.4	n/a	140.9
Cash flow data:					
Cash flow from operating activities	62.6	4.9	19.8	(45.5)	5.3
Cash flow from investing activities	(19.7)	(6.3)	(10.0)	(1.9)	(1.6)
Cash flow from financing activities	(83.3)	(8.9)	(3.6)	37.6	(10.2)
Effect of foreign exchange rate changes in free cash flow	3.9	0.7	(0.8)	—	1.1
Change in cash and equivalents	**(36.5)**	**(9.6)**	**5.5**	**(9.8)**	**(5.4)**
Other Financial Data:					
Adjusted EBIT[4][6]	52.2	34.1	64.0	18.8	30.9
Adjusted EBITDA[5][6]	76.2	55.9	84.9	28.9	40.8
Capital expenditures	(25.3)	(22.2)	(22.6)	(7.6)	(13.4)
Free cash flow before financing[7]	42.9	(1.4)	9.8	(47.3)	3.7
Free cash flow before financing, interest and tax[7]	59.7	20.4	39.9	(32.5)	13.7

(1) Includes goodwill. As of September 30, 2003, goodwill amounted to €119.1 million, compared to €118.6 million as of September 30, 2004 and €119.7 million as of September 30, 2005. As of March 31, 2006, goodwill amounted to €120.2 million.

(2) Net working capital represents inventories and trade accounts receivable less trade accounts payable and net advances (received/made).

(3) Net financial debt represents interest-bearing loans, shareholder loans and other financial debt less cash and cash equivalents and short-term financial receivables.

(4) Adjusted EBIT comprises EBIT, adjusted for the following items:

	Year ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in millions)		
EBIT	(55.2)	7.1	36.1	5.8	19.4
PPA Inventory[(a)]	59.6	(0.5)	—	—	—
PPA Depreciation and amortization[(b)]	31.8	16.4	11.8	5.9	5.6
EBIT before PPA	36.1	23.0	47.9	11.7	25.0
Adjustments for one-off effects[(c)]	14.4	9.4	14.6	6.4	5.1
Adjustments for parent company charges[(d)]	1.7	1.7	1.5	0.8	0.8
Adjusted EBIT	**52.2**	**34.1**	**64.0**	**18.8**	**30.9**

(a) Represents the effect of the purchase price allocation ("PPA") on cost of sales. In connection with the application of purchase accounting, the value of inventory was increased to reflect fair market value, which resulted in a substantial increase in cost of sales in fiscal year 2002/2003.

(b) Effect of the fair value adjustments made in connection with the Acquisition, which resulted in higher depreciation and amortization in subsequent periods.

(c) The adjustments for one-off effects include restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other effects or expenses which management believes are not normally recurring or not in the ordinary course of business, and therefore are not considered by management to be indicative of Demag Cranes' ongoing operating performance. The adjustments made for "one-off" effects are not defined in accordance with IFRS. Moreover, Demag Cranes may, in the future, incur costs and expenses similar to those being excluded as one-off effects (for example, costs of external consultants).

(d) Represents expenses for certain services, including strategic advice and financing services, provided by Demag Cranes' parent companies in exchange for a fee. Demag Cranes does not expect to incur similar charges subsequent to this Offering.

(5) Adjusted EBITDA comprises adjusted EBIT, as described above, adjusted for items in the table below:

	Year ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in millions)		
Adjusted EBIT	52.2	34.1	64.0	18.8	30.9
Depreciation and amortization[(a)]	24.0	21.7	21.0	10.0	9.9
Adjusted EBITDA	**76.2**	**55.9**	**84.9**	**28.9**	**40.8**

(a) Represents depreciation and amortization other than depreciation and amortization from the PPA.

(6) Demag Cranes believes that adjusted EBIT and adjusted EBITDA are important measures for evaluating profitability because, among other things, they reflect adjustments to eliminate the impact of the effects of the application of purchase accounting in connection with the Acquisition as well as certain other one-off effects. For more information, see footnotes (4) and (5) above. Management uses these measures because it believes they permit a more meaningful basis upon which to compare Demag Cranes' results of operations from year to year. Adjusted EBIT and adjusted EBITDA are not measurements of performance under IFRS or U.S. GAAP accounting principles, and should not be considered as alternatives to other indicators of Demag Cranes' performance, such as net income (loss), as determined by IFRS or U.S. GAAP. The definitions of adjusted EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be fully comparable to similarly titled measures of other companies.

(7) Demag Cranes does not manage its cash flows on a segment basis. For purposes of managing its cash flows, the Company utilizes measures that are not defined under IFRS or U.S. GAAP. Such measures include free cash flow before financing and free cash flow before financing, interest and tax payments. The Group uses free cash flow before financing, since such cash flow is available for distribution to shareholders or for general financing purposes.

Business prospects of the Demag Cranes Group

The key factors which have influenced the Group's financial condition and business activities since September 30, 2005 include the overall positive development in demand in all three segments, which has led to increased sales volumes and an increase in orders received. Furthermore, in April 2006, Demag Cranes introduced the first models of the new Generation 5 mobile harbor crane to the market, with the first delivery expected to be in mid-2006.

The Company expects these positive trends to continue over the course of the fiscal year. In the Industrial Cranes segment, the Company expects these trends to be driven both by an increase in orders received from emerging markets and as a result of the noticeable economic recovery in Western Europe, a continuing positive economic environment in the United States, as well as the successful launch of new products. As a result of the growth initiatives, cost reduction measures and efficiency improvement programs which the Company has introduced, the Company expects that its profitability and competitive position will continue to improve. The Company expects a greater increase in sales in the Port Technology segment than in the other segments. In addition to the market and product initiatives that have been implemented, this expectation is based on a projected increase in global and regional trading volumes and container transport, which, according to Drewry Shipping Consultants, will grow on average by 9.3% per year until 2010. In the Services segment, the Company is aiming to increase sales by increasing the penetration of its own installed base for cranes and hoists for industrial applications and by servicing third-party products to a greater extent.

Summary of risk factors

Demag Cranes is subject to certain risks. These risks include:

- The demand for certain Demag Cranes products, considered as capital goods, is largely dependent on general economic conditions, the development of certain cyclical industries and the financing terms that certain customers are able to obtain for these products;
- Intense competition and price pressure could adversely affect Demag Cranes' sales, profits and market shares;
- Demag Cranes' international expansion in emerging markets may be unsuccessful if the economy (and thus demand) in those emerging markets in which the Group currently operates or into which it wishes to expand does not develop as expected, or if local demand can be satisfied by other providers, or if political, economic or legal risks or risks associated with foreign exchange dealings arise;
- The introduction of new products and services may be less successful than Demag Cranes expects, including in terms of customer acceptance, costs associated with the introduction of new products and potential quality problems;
- Demag Cranes is subject to project risks in the Port Technology segment, primarily as a result of the fact that the realization of long-term major projects may not be certain, despite substantial run-up costs in certain cases;
- Consolidation among port operators or shipping lines may lead to a loss of customers and product orders, and may indirectly result in a decline in sales due to an increase in customers' bargaining power;
- Market entry of competitors from emerging markets may lead to additional competition and price pressure in industrialized countries in which Demag Cranes currently generates the largest portion of its sales;
- Demag Cranes' planned measures for improving its profitability through process optimization may be unsuccessful, and certain investments or costly restructuring measures may be to no avail;
- Dependency on suppliers – for example, suppliers of certain components and modules that are difficult to substitute on short notice, or outsourcing partners in the Port Technology segment – and any associated quality problems or delivery delays could have a negative impact on Demag Cranes' business activities;

- Increasing raw material prices, particularly for steel and steel-based intermediate goods, and transportation costs could have an adverse effect on Demag Cranes' profitability if these price increases cannot be passed on to customers in full or at all;
- Liability claims relating to products sold by the Group may negatively affect the market's acceptance of such products and Demag Cranes' reputation, and may adversely affect Demag Cranes' results;
- Long production halts caused by delivery or transportation delays, business interruptions or strikes, including production stoppages at suppliers or customers, could have an adverse effect on Demag Cranes' business activities;
- Buy-back obligations under certain of the Group's contracts for the sale of mobile harbor cranes could have an adverse impact on Demag Cranes' business if customers, in the future, make greater use of such buy-back options and the Group is unable to resell the repurchased cranes at adequate prices;
- Exchange rate fluctuations, particularly between the U.S. dollar and the euro, could have a negative impact on Demag Cranes' results;
- Under certain conditions, Demag Cranes AG may forfeit the future usability of its tax loss carry-forwards, either in whole or in part, and valuation adjustments reducing the deferred tax asset could be required in the Group's consolidated balance sheet;
- Increasing personnel costs in connection with the expiration of a collective restructuring agreement could adversely affect the results of Demag Cranes;
- Increasing pension obligations, including increases resulting from changes in statute, case law or actuarial assumptions, could have a negative impact on Demag Cranes' results;
- It may not be possible to protect the Group's intellectual property rights, including trade secrets and confidential know-how which cannot be adequately patented;
- The right to use the "Demag" name may conflict with similar rights of other former companies of the Mannesmann Group; in such a case, the Group would be required to indemnify these companies against claims;
- Conditions imposed on the basis of environmental provisions, the loss of necessary permits or approvals, or liability risks for environmental contamination could lead to significant costs;
- The Company and significant subsidiaries of Demag Cranes AG are subject to restrictive covenants that limit the Company's operating flexibility; any failure to comply with certain contractual covenants could give rise to an obligation to repay loans immediately;
- Problems could occur, and additional costs may be incurred, in connection with the combination or the establishment of administrative functions and data processing systems in connection with the formation of the Demag Cranes Group;
- The probative content and comparability of the Combined Financial Statements, which were prepared with the objective of reflecting, on the basis of historical financial data, the structure of the newly formed Group, may be limited and there may be changes in future financial statements;
- The shares of the Company have not previously been publicly traded and there is no guarantee that a liquid market will develop following the Offering, or that such a market can be sustained;
- The price of Demag Cranes AG's shares could be volatile;
- The Selling Shareholders could exert control over the Company and its business, and the interests of the Selling Shareholders may conflict with the interests of other investors;
- If, following the Offering, the current shareholders sell a significant number of Demag Cranes AG's shares on the market, or if such a sale is expected, the price of Demag Cranes AG's shares could be adversely affected;
- Future capital increases involve the risk of a dilution of voting power; and
- The transfer of shares is subject to restrictions under the securities laws of the United States and other jurisdictions.

RISK FACTORS

Before making a decision as to whether to purchase any of the Company's shares, potential investors should carefully read and consider the following risk factors as well as all of the other information contained in this Offering Circular. Each of these risks could have a material adverse effect on Demag Cranes' financial condition and results of operations. The price of Demag Cranes AG's shares could decline as a result of any of these risks, and investors could lose all or part of their investment. Each of the risks described below as well as additional risks and uncertainties, which are not currently known to the Company, could also have a material adverse effect on Demag Cranes' financial condition and results of operations. The order of the risks described below is not intended to be an indication of the magnitude of the risks or an indication of the probability of their occurrence.

Risks related to Demag Cranes' business activities

The demand for several of Demag Cranes' products is largely dependent on general economic conditions

The products offered by Demag Cranes are considered capital goods products. The demand for such goods is, in principle, largely dependent on general economic conditions, especially with respect to the industrial cranes and hoists sold by Demag Cranes. The Company's growth expectations in this area are based upon a continuation of the noticeable current economic recovery in Western Europe, a continuing positive economic environment in the United States as well as upon growth in emerging markets. However, these growth trends may not continue at all or not to the degree that the Company expects or not over the period that the Company expects.

In addition, several end customers of the Industrial Cranes segment operate in cyclical industries, such as mechanical engineering, the aviation industry and the automotive industry. The business activities of customers in these industries are sensitive to changes in the economy with respect to global as well as regional trends. The resulting capacity utilization of the production plants of these customers determines their demand for products from the Industrial Cranes segment.

As long as Demag Cranes generates a significant share of its total sales in Western Europe, in particular in Germany, as well as in the United States, the Company may be unable to compensate sufficiently for a persistent weakness of demand in one of these markets by offsetting effects in other markets. Weak economic conditions could lead to declining volumes and prices in the market for Demag Cranes' products and thus have a material adverse effect on the Company's financial condition and results of operations.

In the Port Technology segment, the Company believes that an increase in volume in worldwide and regional freight traffic will lead to replacement or expansion investments by port and terminal operators, which should provide Demag Cranes with additional sales opportunities. There is, however, no guarantee that worldwide or regional freight traffic will develop as the Company expects. International trade is to a large extent dependent on the state of the economy and could be negatively affected by unforeseen events such as terrorist attacks, environmental disasters, epidemics or political crises as well as by unfavorable changes to cost factors such as further oil price increases. In such a case, port and terminal operators could postpone or even cancel their investments in new infrastructure, including port technology. Such developments would reduce the demand for Demag Cranes' products in the Port Technology segment, which could have a material adverse effect on Demag Cranes' financial condition and results of operations.

In addition, demand for Demag Cranes' products in the Port Technology segment is partially dependent on the financing terms that customers are able to obtain for these products. Given that most of these products represent a long-term investment for Demag Cranes' customers, some customers use external financing to finance their purchase. A noticeable rise in general interest rate levels and the associated deterioration of financing terms for these products, in particular a rise in interest rates for lease financing, could lead to a decline in demand and have a material adverse effect on Demag Cranes' financial condition and results of operations.

Intense competition and price pressure could adversely affect Demag Cranes' sales, profits and market shares

Demag Cranes operates in markets characterized by intense competition and which are, to a certain extent, exposed to significant price pressure. In the past, this intense competition and customers' sensitivity to price fluctuations have led to price declines. In the future, such intense competition and price pressure could result in further price declines and loss of market share. Furthermore, competitors who had lost market share in the past may attempt to regain market share through aggressive pricing policies. Moreover, mergers of competitors could further increase competition and price pressure. So far, the Company has generally been in a position to realize prices for its products above market averages. Competitors could, however, improve the quality of their products and continue to offer their products at prices which are lower than those of Demag Cranes.

The Company is of the opinion that continuous investment in product development as well as in the sales and service network is needed in order to establish and maintain a competitive advantage. Demag Cranes may not possess sufficient resources for the investments necessary for the Company to assert itself successfully in the market. Demag Cranes' competitors might have greater resources at their disposal and could possibly adapt faster to changing customer needs or spend greater amounts on marketing their products and services than Demag Cranes.

Each of these factors could lead to a loss of market shares for Demag Cranes and have a material adverse effect on its financial condition and results of operations.

Demag Cranes' international expansion in emerging markets may be unsuccessful

The Company believes that in emerging markets demand for capital goods will continue to rise as part of sustained economic growth in these countries. This assumption is based on the belief that in industrialized countries, customers are increasingly relocating their production to emerging markets from where they will likely continue to demand the Company's products. The Company further bases its expectation on the fact that in emerging markets, demand from local customers will continue to rise as a result of increasing domestic demand and export volume. Because of the resulting business potential, the Company intends, predominantly in the Industrial Cranes segment, to continue its current policy of expanding, in particular, in China, India, Brazil, CIS as well as in Eastern Europe. There are, however, significant costs associated with expanding into new markets.

As the overall economic situation in emerging markets is to a certain degree subject to significant fluctuations, it is possible that the emerging markets in which Demag Cranes operates or in which it would like to be more active may not grow or may not grow to the extent expected. If the economic development and related demand trends in these emerging markets do not evolve as expected, then Demag Cranes' investments would not lead to the desired growth in sales volumes and earnings. Furthermore, there is a risk that in emerging markets, demand could be met by international competitors or by local suppliers, who may be in a position to profit from better production and sales opportunities. Moreover, Demag Cranes pursues the objective of gaining additional market shares from local competitors by relying on the fact that local demand for high-quality products will rise. Potential customers in emerging countries may, however, be less willing to switch to Demag Cranes' products than the Company expects, thereby preventing Demag Cranes from increasing its market share. Each of these factors could prevent Demag Cranes from expanding its market shares and could result in lower earnings than needed to compensate for the costs associated with expansion into new markets.

Furthermore, Demag Cranes is exposed to risks with regard to political, economic and legal developments in certain emerging markets, in particular in connection with its subsidiaries domiciled there, its joint venture participation and in connection with its cooperation with local partners. The different political and legal systems in some of these countries generally could make it more difficult for the Company to carry out investments or to enforce claims. Moreover, in the future, Demag Cranes could be exposed to risks with respect to foreign exchange restrictions, for instance with regard to repatriation of earnings. In the future, some emerging markets in which Demag Cranes operates or would like to operate could impose or tighten protectionist measures such as customs duties, taxes or provisions regarding minimum requirements with respect to local production content. Each of the aforementioned factors could lead to a significant impairment of

Demag Cranes' business activities and thus have a material adverse effect on the Group's financial condition and results of operations.

The introduction of new products may be less successful than Demag Cranes expects

A central element of Demag Cranes' growth strategy is the continuous introduction of new products. Within the Industrial Cranes segment, Demag Cranes seeks to expand its market position in the premium segment with respect to the rope hoist and chain hoist generations, which Demag Cranes began to introduce in 2004. Demag Cranes also seeks to expand its market position in the high-volume market segment with the introduction of a new product series for lower technical requirements planned in 2007. However, market acceptance of the new products may be lower than Demag Cranes expects.

In the Port Technology segment, Demag Cranes' business strategy is largely based on the introduction of the new Generation 5 mobile harbor crane and on the successful marketing of new semi- and fully-automated products such as Automated Guided Vehicles (AGVs) and Automated Stacking Cranes (ASCs). The Generation 5 mobile harbor crane is a new product generation, for which only prototypes have come into operation so far. Upon completion of the test phase and before products can be finally introduced in the market, design changes could be necessary, which would entail additional costs and could lead to a delay in delivery. This may also be the case with the newly introduced diesel-electric Automated Guided Vehicles as well as with Automated Stacking Cranes for which the first pre-series units are currently under construction. After the initial operational phase, design changes may likewise be necessary, which could result in significant costs. Moreover, the demand for these new products may not develop as the Company projects.

Furthermore, with respect to all segments, there could be quality problems with products and services offered by Demag Cranes, especially when new products are launched and new services are introduced. Such quality issues could lead to a loss of customers and reduced market acceptance, which could negatively affect the introduction of new products and Demag Cranes' reputation. Should an entire product series prove to be defective, Demag Cranes might need to recall or replace products or product parts at customers' premises, in which event Demag Cranes would be responsible for costs associated with the product recall or replacement to the extent that such costs are not covered by existing insurance policies. Defective products or products that do not meet customer's specifications could also give rise to liability claims against Demag Cranes.

Each of the aforementioned factors could have a negative effect on the Group's market shares and a material adverse effect on the Group's financial condition and results of operations.

Demag Cranes is subject to project risks in the Port Technology segment

In the Port Technology segment, Demag Cranes has concluded two contracts for long-term projects (including a framework agreement). These contracts are of significance to the Company's business operations and relate to the delivery of comprehensive solutions for container handling using Automated Stacking Cranes and Automated Guided Vehicles, respectively. Pursuant to the framework agreement, Demag Cranes' contract partner is not obligated to purchase a minimum quantity. The contract for the other long-term project, which includes the order of 96 Automated Guided Vehicles, may be terminated by the contract partner at any time, either in whole or in part, against compensation for services already performed. Due to the complex technical specifications and the coordination with customers (and with other suppliers) necessary to integrate products (hardware and software) into their respective processes the implementation of the projects could be delayed, interrupted or discontinued. The ordering of stacking cranes in accordance with the agreed time schedule within the context of the concluded framework agreement is, for example, dependent, among other things, on the timely delivery of the control software for port logistics which is still to be developed, and the delivery of other products and services by other suppliers also participating in the project. In each case, the customers have instructed different suppliers to develop certain software components and, in one of these projects, Demag Cranes has assumed responsibility vis-à-vis the customer for the fulfillment of the obligations owed by such a supplier, such responsibility having been restricted to an aggregate liability of approx. €1.3 million. Although Demag Cranes cannot influence the delivery schedule for such software, the schedule has a direct impact on the time when delivery of the products to be supplied by Demag Cranes is accepted.

Given that the two contracts represent important reference projects, quality, integration and other problems related to these projects could negatively affect the overall reputation of Demag Cranes as well as existing orders of other customers and potential follow-up orders, even though Demag Cranes may have no control over the occurrence of such problems. Furthermore, the full implementation of the projects as well as follow-up orders cannot be assured, even if the projects are executed according to all time schedules as set forth in the respective contracts.

In addition, the pre-series models delivered by the Company within the context of long-term projects may not function as expected or, for other reasons, may not fully meet the customer's expectations. As a result, existing contracts could be suspended and any follow-up orders may not be placed, which would mean that the significant development costs typically invested by Demag Cranes in the context of long-term projects would not generate the expected return. In addition, any price increase by suppliers could negatively affect the margin that Demag Cranes calculated for the respective projects.

Each of the aforementioned factors could have a material adverse effect on the Group's financial condition and results of operations.

Consolidation among port operators or shipping lines may lead to a loss of customers and orders

In the Port Technology segment, Demag Cranes supplies no more than a few dozen customers per year. In fiscal year 2004/2005, the Port Technology segment's ten largest customers, exclusive of affiliated companies, generated approximately 39.3% of related segment sales. Processing of customer orders often requires long-term planning. In recent years, there has been a noticeable trend towards consolidation among port operators and shipping lines. Further consolidation could lead to a decline in current and future orders and an increase in customers' bargaining power, which could entail lower sales and less favorable terms for Demag Cranes, in particular with respect to the attainable prices. If customers merge or are acquired by other customers, then such customers might change their planning and orders in the short-term. Further consolidation among port operators and shipping lines could, therefore, lead to a loss of customers and orders and indirectly lead to a decline in sales to the extent that the Port Technology segment is unable to acquire new customers and book orders.

Each of these factors could have a material adverse effect on the financial condition and results of operations of Demag Cranes.

The market entry of manufacturers from emerging markets may lead to additional competition and price pressure in industrialized countries in which Demag Cranes currently generates the largest portion of its sales

In the course of the growth experienced in emerging markets, numerous new manufacturers have established themselves in such markets, particularly in the industrial cranes market. These manufacturers primarily satisfy local demand. Their products are generally priced significantly lower than those of Demag Cranes' products and serve lower technical requirements. These local manufacturers could develop their products to an extent which would enable them to compete with Demag Cranes' higher quality products. In addition, within the context of a further expansion strategy, local manufacturers could increasingly offer their products internationally.

Both of these factors could lead to a loss of Demag Cranes' market shares in industrialized countries and could have a material adverse effect on the Group's financial condition and results of operations.

Demag Cranes' planned measures for improving its profitability through process optimization may be unsuccessful

In order to achieve sustained improvement of its profitability, Demag Cranes intends to continue the restructuring process it previously initiated in the Industrial Cranes and Services segments through additional process optimization measures. Similarly, in the Port Technology segment, Demag Cranes plans to further improve profitability through continued process optimization. The measures planned by Demag Cranes, such as increasing the application of modular product concepts, optimizing production flows and logistics, increased outsourcing of

production of individual components and improving efficiency of construction and sales processes, may not be as successful as desired and may not improve profitability. As a result, certain investments or costly restructuring and process optimization measures may not generate the expected return.

Each of these factors could have a material adverse effect on the financial condition and the results of operations of Demag Cranes.

Dependency on suppliers could have a negative impact on Demag Cranes' existing business activities

To a certain extent, Demag Cranes is dependent on certain suppliers, both because there are either no or only few short-term alternatives to existing suppliers and because, for certain components, technical and commercial factors limit the choice of suppliers, in particular for parts that must meet certain precise specifications. A change of suppliers could entail significant efforts and result in significant costs. Due to the existing dependency, Demag Cranes may not be in a position to find commercially comparable alternatives if any individual supplier fails to perform. Moreover, the Company may not be able to replace particular suppliers on short notice.

Demag Cranes' increasing use of outsourcing results in it being relatively more dependent on suppliers to whom it has outsourced, as these suppliers are more closely integrated into the production process and cannot be substituted at all or only at significantly greater expense. Demag Cranes may also not attain its cost targets because it may need to make concessions to these suppliers. This general risk associated with suppliers exists in particular in the Port Technology segment, primarily in connection with products such as Automated Stacking Cranes that increasingly rely on outsourcing concepts.

Suppliers may experience quality problems and delivery delays which could lead to a delay in the production and delivery of Demag Cranes' products. This may result in losses in sales and earnings, a loss of important customers or a loss of market acceptance and may also result in claims for damages against Demag Cranes.

Each of these factors may have a negative impact on the business activities of Demag Cranes and could have a material adverse effect on the Group's financial condition and results of operations.

Increasing raw material and transportation costs could have an adverse effect on the profitability of Demag Cranes' business

The majority of Demag Cranes' production costs – other than personnel costs – is attributable to raw materials, particularly steel, as well as intermediate goods that are predominantly made of steel. Given the cyclical nature of the steel industry, steel prices can be relatively volatile and may rise due to various factors (including general economic conditions, speculation, labor costs, competition, import restrictions, duties and currency exchange rates).

In the past, Demag Cranes was only partly able to pass on steel price increases to its customers through the use of certain measures such as price mark-ups tied to increases in material prices (which the Industrial Cranes segment has employed since around May 2004). Due to competition, the rate at which raw material prices may increase or for other reasons, Demag Cranes may not be able to take such measures in the future, or may only be able to pass on such price increases to a limited degree.

A portion of Demag Cranes' cost of sales and the prices charged to customers, respectively, is dependent, in particular in the Port Technology segment, on transportation costs that are incurred in connection with the shipment of Demag Cranes' products to customers. The Port Technology segment manufactures its products centrally in one plant, while its customers are located around the globe; as a result, transportation costs may represent a significant cost factor or, in the customer's view, a significant price factor. The rise in crude oil prices and the high utilization of available vessel capacity have increased transportation costs in recent years. Further increases in transportation costs, particularly as a result of a continued rise in crude oil prices, would lead to an increase in overall prices for customers, in particular in the Port Technology segment. If transportation costs increase further, Demag Cranes may no longer be able to pass on all or any of the transportation costs to its customers in the Port Technology segment.

Each of these factors could have a material adverse effect on the Group's financial condition and results of operations.

Liability claims may negatively affect Demag Cranes' results

Products sold by Demag Cranes could have faults or defects. Such faults or defects could negatively affect the market acceptance of products distributed by Demag Cranes and Demag Cranes' overall reputation and could subsequently lead to a loss of customers. Such defects could also cause damage to the property or injure the health of customers, employees of customers or third parties and possibly cause serious continuous and consequential damages or breach contractual agreements with customers, thereby exposing Demag Cranes to potential claims for damages or official investigations. Currently, various liability claims are being asserted against Demag Cranes and further claims could be asserted in the future. Should an entire product series prove to be defective, costly recall actions or the replacement of products or components at the customer's premises may be required.

Each of these factors could have a material adverse effect on the financial condition and results of operations of the Group.

Extended periods during which production is halted, whether caused by business interruptions, strikes or delivery delays could have an adverse effect on Demag Cranes' business activities

Most full-time salaried employees of the Demag Cranes Group are covered by collective bargaining agreements. The Company cannot guarantee that, upon expiration of the collective agreements currently in place, new agreements with terms and conditions satisfactory to the Company will be reached. Furthermore, the Company cannot guarantee that it will be able to reach such agreement without strikes or similar collective actions. Any such collective action may have a material adverse effect on Demag Cranes' production for a period of time.

Moreover, part of Demag Cranes' production is carried out using production equipment which Demag Cranes has used over a long time period and which is produced by only a few tool manufacturers. In the event that Demag Cranes is unable to replace parts, or if it cannot do so upon short notice, it might be forced to halt production. Business interruptions, strikes or similar events occurring at Demag Crane Group's suppliers or customers could also lead to production halts at Demag Cranes' facilities.

Mobile harbor cranes manufactured by Demag Cranes are transported in special night transports from the Dusseldorf plant to the river Rhine for shipping. This requires crossing a railway line. In the past and pursuant to an arrangement (*Gestattungsvertrag*) with Deutsche Bahn AG, certain time slots were made available for this purpose. Going forward, Deutsche Bahn AG might change its timetable in connection with, for example, an increase in the volume of train traffic because of certain major events or any other reason, and a sufficient number of time slots might no longer be available to Demag Cranes. In such circumstances, Demag Cranes could experience delays in the delivery of mobile harbor cranes.

In addition, the arrangement with Deutsche Bahn AG could be terminated by Deutsche Bahn AG at any time on three-months notice. Deutsche Bahn AG may also terminate the arrangement if it deems such termination necessary for operational reasons. Accordingly, it is possible that in the future Demag Cranes might not be able to cross the railway line with its heavy cargo transports. Although the Company could deepen an existing railway underpass if the arrangement were terminated, there can be no assurance that the Company would be able to do so in a timely manner. If the arrangement were terminated and the underpass could not be deepened in a timely manner, then the Company would not be able to deliver any mobile harbor cranes during the period between such termination of the arrangement and the completion of the work on the underpass. Moreover, Demag Cranes cannot provide any assurance as to whether or not the relevant local authorities would bear the costs for such deepening of the underpass, which are estimated to amount to approximately €2.5 million.

In order to load its cranes onto inland vessels, Demag Cranes depends on the use of a heavy cargo platform owned by Stadtwerke Düsseldorf AG. There is an oral agreement with Stadtwerke Düsseldorf AG regarding the use of the heavy cargo platform. However, Stadtwerke Düsseldorf AG may terminate this arrangement at any time and may prohibit Demag Cranes from using its heavy cargo platform, in which case Demag Cranes could experience considerable delays in delivery.

The Company could also experience delays when products of its Port Technology segment are transported on inland waters as a result of high or low water levels or because of shipping capacity constraints.

All of the above factors or any delivery or production interruptions caused by other factors, whether taken individually or as a whole, could have a material adverse effect on Demag Cranes' financial condition and results of operations.

Buy-back obligations could have an adverse impact on Demag Cranes' business activities

Certain contracts for the sale of mobile harbor cranes include buy-back obligations. In some cases, leasing companies finance the purchase by end users. In such cases, the buy-back obligation exists vis-à-vis the leasing company and is triggered if the end user defaults under the financing agreement and the financing agreement is subsequently terminated. Moreover, Demag Cranes may be obligated to repurchase mobile harbor cranes for a fixed price at the end of the leasing term. In some cases, buy-back obligations also exist outside of leasing agreements and are structured in such a way that cranes may be resold to Demag Cranes at a fixed price and after a certain period of time, without there having to be any special reasons for such resale.

As of September 30, 2005, contingent liabilities with respect to buy-back obligations amounted to approximately €41.9 million and as of March 31, 2006 to approximately €44.6 million. Consistent with its past practice, Demag Cranes intends to continue to enter into buy-back arrangements in the future in connection with sales of mobile harbor cranes.

Demag Cranes' customers may, in the future, make greater use of such buy-back obligations, and the agreed repurchase price may prove to be unreasonably high in certain cases. Consequently, Demag Cranes may not be able to resell all of the repurchased used cranes at adequate prices. This could have a material adverse effect on Demag Cranes' financial condition and results of operations.

Exchange rate fluctuations could have a negative impact on Demag Cranes' results

Demag Cranes is exposed to foreign currency fluctuations, particularly fluctuations in the value of the U.S. dollar relative to the euro. Assuming a constant sales volume and nominally constant prices (for example in U.S. dollars), Demag Cranes would generate lower sales in euro, if the U.S. dollar were to decline against the euro.

Additional foreign exchange rate risks arise when sales are generated in a currency that differs from the currency in which costs are incurred. The majority of Demag Cranes' costs are incurred in euro, while many of its important sales markets lie outside the so-called euro zone. As a result, part of its sales are generated in U.S. dollars. Assuming a constant sales volume and nominally constant prices (in U.S. dollars), Demag Cranes would generate lower sales in euro if the U.S. dollar were to decline against the euro while costs (in euro) remained unchanged. In addition, any changes in exchange rates could lead to competitive advantages, in particular for those competitors which operate locally.

Such currency risks may have a material adverse effect on Demag Cranes' financial condition and results of operations.

Under certain conditions, Demag Cranes AG may forfeit the future usability of its tax loss carry-forwards, either in whole or in part, and valuation adjustments reducing the deferred tax asset could be required in the Group's consolidated balance sheet

Pursuant to § 8 (4) of the German Corporation Tax Act (*Körperschaftsteuergesetz*; "KStG"), Demag Cranes may forfeit its tax loss carry-forwards if both (1) more than 50% of the shares in Demag Cranes AG are transferred to new shareholders, for example as a consequence of the stock exchange listing (as the case may be, in combination with the previous capital contribution of

Gottwald HoldCo 3 (drei) GmbH), and (2) predominantly new business assets are conveyed to Demag Cranes AG within a period of five years (under more recent case law, possibly three years). It is likely that the contribution of Gottwald HoldCo 3 (drei) GmbH to the Company, the sale of shares in connection with the initial public offering as well as subsequent stock exchange trading will constitute such a change of shareholders within the meaning of § 8 (4) KStG. Demag Cranes AG's acquisition of the shares in Gottwald HoldCo 3 (drei) GmbH could possibly be regarded as a contribution of business assets. At present, Demag Cranes cannot rule out the possibility that there will be additional contributions of capital that are relevant for tax purposes, particularly since the German tax authorities have taken the view that the contribution of liquidity by way of borrowings or the issuance of debt instruments, for example through the issuance of convertible bonds, can also constitute a contribution of new business assets. If it becomes apparent that the tax loss carry-forwards of Demag Cranes AG cannot, or not to the full extent, be utilized, valuation adjustments would have to be made in relation to the deferred tax asset shown on the Group's consolidated balance sheet. This would adversely affect Demag Cranes AG's consolidated results and reduce the consolidated shareholders' equity. Similar restrictions also exist in foreign countries in which subsidiaries of Demag Cranes AG have tax loss carry-forwards.

Moreover, the future usability of Demag Cranes AG's loss carry-forwards for tax purposes is restricted by the so-called minimum taxation rule (§ 10d (2) of the German Income Tax Act (*Einkommensteuergesetz*, "EStG"). This rule stipulates that for any given assessment period, no more than €1 million in taxable income may be set off in full against tax loss carry-forwards. Only 60% of the taxable income in excess of €1 million may be set off against tax loss carry-forwards. This means that 40% of the taxable income in excess of €1 million is subject to taxation, regardless of the fact that Demag Cranes AG still has utilizable tax loss carry-forwards.

Based on its loss carry-forwards, Demag Cranes AG has a capitalized deferred tax asset on tax loss carry-forwards in the amount of €46.1 million in the Combined Financial Statements under IFRS as of and for the year ended September 30, 2005. Tax loss carry-forwards of Demag Cranes AG accrued primarily in Germany. The calculation of the deferred tax asset on loss carry-forwards of Demag Cranes AG was based on an assumed tax rate for Germany of 39% (corporation income tax, solidarity surcharge and trade tax). Any changes to the tax laws regarding tax rates or the usability of loss carry-forwards as well as to the assumptions made by the Company, particularly with respect to the amount of future taxable profits, may result in a charge to the profit and loss account in connection with the revaluation of the capitalized deferred tax asset, thus having an adverse effect on the consolidated shareholders' equity.

Regarding the amount of the loss carry-forwards of Demag Cranes AG and its subsidiaries and also in connection with the income tax treatment of the shareholdings of Demag Cranes Group's management and employees, the general risk exists that tax audits may lead to corrections regarding open assessment periods.

Each of these factors could have a material adverse effect on the financial condition and the results of operations of Demag Cranes.

Increasing personnel costs in connection with the expiration of a collective restructuring agreement could adversely affect the results of Demag Cranes

A collective restructuring agreement for the employees of Demag Cranes & Components GmbH at the Wetter, Uslar and Luisenthal sites which was entered into on November 26, 2004 and which runs for a period of five years provides, with respect to the years 2005 through 2007, for a temporary and partial suspension of specific provisions of the regional collective bargaining agreement regarding the respective standard wage increase, the vacation compensation and a special payment, except for a lump payment. The provisions of the regional collective bargaining agreement (*Flächentarifvertrag*) as then amended apply again from 2008 onwards.

The collective restructuring agreement grants both employee representatives and the employer a special termination right that may be exercised if the EBIT of Demag Cranes & Components GmbH falls below a certain threshold. In the event the termination right is exercised, the collective restructuring agreement shall end immediately and without any after-effects. Furthermore, Demag Cranes can provide no assurance that, going forward, the parties to the collective restructuring agreement will not hold different views on individual provisions of the agreement and, as a result, the agreement could be terminated prematurely. In both such cases, the cost relief for Demag

Cranes & Components GmbH agreed upon in the restructuring bargaining agreement would be inapplicable.

If, subsequent to the expiration of the collective restructuring agreement, no follow-up agreements on similar terms and conditions were reached, personnel costs would increase. From fiscal year 2008/2009 onward, employees affected by the suspension of the benefits could also be entitled to a bonus, which is conditioned exclusively on the performance of Demag Cranes & Components GmbH. The maximum bonus payable is €2,000 (gross) per employee per year and is limited to a total of €17,500 (gross) per employee. This bonus will be payable if the EBIT of Demag Cranes & Components GmbH exceeds a certain threshold.

To the extent that Demag Cranes & Components GmbH will incur increased personnel costs as a result of the above-mentioned risk factors, Demag Cranes' financial condition and results of operations could be materially adversely affected.

Increasing pension obligations, including increases resulting from changes in statute or case law, could have a negative impact on Demag Cranes' results

Demag Cranes made commitments to current and former employees with regard to company pension payments. The company pension obligations arising from such commitments vis-à-vis employees are determined by experts on the basis of certain actuarial assumptions regarding, for example, discount rates, changes in salaries and pension levels and staff turnover. Demag Cranes creates provisions in the amount of the company pension obligations calculated in the manner set forth above. A change in actuarial assumptions could lead to an increase in the company pension obligations and to additional provisioning requirements for Demag Cranes. The legal conditions governing company pension obligations are subject to changes in statute or case law. Demag Cranes can provide no assurance that it will not in the future incur new or more extensive company pension obligations due to changes in statute and case law, or that such changes will not have an impact on its previous calculations concerning company pension obligations. The Group's financial condition and results of operations could suffer a material adverse effect insofar as the aforementioned risk factors result in increased company pension obligations for Demag Cranes.

The Group's intellectual property rights may not be adequately protected or an adequate protection may not be possible

Demag Cranes has a large number of patents that are of considerable importance for the Group's business activities. Even though the law presumes the validity of patents, this presumption does not necessarily mean that any patents granted will ultimately be deemed valid or that any patent claims are enforceable. Moreover, there is no guarantee that all of the patents filed or planned by Demag Cranes concerning its new technologies will be granted. Furthermore, there is a possibility that third-parties may infringe Demag Cranes' patents. Demag Cranes plans to expand its business into regions in which effective legal protection may not be as easily enforceable as in developed countries. This could be the case in China, for example. Inadequate protection or the actual infringement of Demag Cranes' intellectual property rights could restrict the Company's ability to take full advantage of the technological leadership it has achieved as a result of its research and development activities.

Moreover, trade secrets, which cannot be patented, and confidential know-how are important for the Group's commercial success. Although Demag Cranes endeavors to protect its trade secrets by relying on laws relating to the protection of trade and business secrets, by executing confidentiality agreements with business partners, key employees and advisors, and by taking other suitable measures, there is no guarantee that such measures will prevent the disclosure of Demag Cranes' trade secrets or that third-parties will not develop identical or similar know-how or gain access to such know-how independently of Demag Cranes.

Each of these factors could adversely affect Demag Cranes' competitive position and thus have a material adverse effect on its financial condition and results of operations.

The right to use the name "Demag" may conflict with similar rights of other former companies of the Mannesmann group

The Company derives its right to use the name "Demag" in its company name from a license agreement, unlimited in time, entered into with Mannesmann Demag Kraus-Maffei GmbH, Munich, the holder of the rights to the "Demag" trademarks. Under this license agreement, the Company has the unrestricted right to use the name worldwide for the business areas of its two subsidiaries, Demag Cranes & Components GmbH, Wetter and Gottwald Port Technology GmbH, Dusseldorf. The restructuring process of the former Mannesmann group gave rise to other companies that use the name "Demag" as an integral part of their company name. Insofar as the Company is aware, these companies also derive their rights to use the name "Demag" for their respective business areas from Mannesmann Demag Krauss-Maffei GmbH. In case Demag Cranes AG's right to use the name "Demag" should conflict with similar rights held by other former companies of the Mannesmann group as other licensees, the Company agreed to indemnify Mannesmann Demag Krauss-Maffei GmbH against any claims arising from such use. This could have a material adverse effect on the Group's financial condition and results of operations.

Conditions imposed on the basis of environmental provisions or liability risks for environmental contamination could lead to significant costs

The production of Demag Cranes is subject to environmental approval and monitoring provisions. The measures required for compliance with environmental provisions and conditions of approval, particularly with respect to the furnishing and retrofitting of facilities, may lead to considerable expenses. Environmental and industrial safety regulations in force at Demag Cranes' production sites are generally updated to ensure utilization of state of the art environmental technology. In the future, this could necessitate cost-intensive measures for retrofitting its facilities.

Demag Cranes operates on 26 production sites globally. There can be no assurance that in the past no environmentally hazardous substances leaked into the air, groundwater or soil at production sites or neighboring properties or otherwise contaminated the environment or that Demag Cranes will not be made responsible for implementing remediation measures. Demag Cranes faces similar risks with respect to former sites, which Demag Cranes has since sold. Even if Demag Cranes has contractually excluded or limited its liability vis-à-vis a purchaser, Demag Cranes could be held responsible for currently unknown contamination on properties, which it previously owned or used. Likewise, there can be no assurance that environmentally hazardous substances will not pollute the environment or that Demag Cranes will not be called upon to remove such contamination.

Each of these factors could have a material adverse effect on the financial condition and results of operations of Demag Cranes.

The Company and significant subsidiaries of Demag Cranes AG are subject to restrictive covenants, which limit the operating flexibility of the Company

As of the closing of the Offering, the Company and certain of its significant subsidiaries will enter into a loan agreement for a revolving credit facility arranged by Bayerische Hypo- und Vereinsbank AG and Commerzbank Aktiengesellschaft in order to use parts of the loans drawn thereunder to refinance current credit obligations. The maximum amount available under this credit facility is €325.0 million. The credit agreement for this credit facility will impose restrictions on the Company and its subsidiaries. Pursuant to the covenants included in the credit agreement, the Company and its subsidiaries will be restricted, in particular, from incurring new debt, granting security, issuing guarantees, disposing of assets, making acquisitions or other investments or consummating mergers, reorganizations or similar transactions without, in each case, the consent of the lending banks. Such covenants are also included in the current credit facility agreements. Furthermore, the loan agreement will provide that the Company must meet certain financial ratios (so-called financial covenants). These restrictions could have an adverse impact on the Company's ability to finance future business activities as well as the Company's capital requirements, making acquisitions and pursuing other business activities that may be of interest, as well as paying dividends or repurchasing shares from its shareholders. This could have a material adverse effect on business activities, the financial condition and results of operations of the Company.

Failure to meet these financial covenants or a breach of other provisions of this agreement could result in the credit facility being terminated. Furthermore, a termination right exists in certain change of control cases or in case a third party acquires majority rights in the Company. In case of a termination, the Company would no longer be able to draw additional funds and would have to repay immediately any amounts that have been loaned. If the Company became obligated to repay the loan immediately for these or other reasons, the Company might not have sufficient funds for such immediate repayment. There can be no assurance that in such a case the Company would be able to borrow funds elsewhere to repay the loan and cover any of its other financial needs. If the loans were accelerated and could not be refinanced through other sources, Demag Cranes' financial condition and results of operations would be materially adversely affected.

Problems could occur in connection with the combination or the establishment of administrative functions in connection with the formation of the Demag Cranes Group

The Demag Cranes Group, in its current form, was formed immediately prior to the Offering. Prior to the formation of the Demag Cranes Group, Demag Cranes & Components GmbH together with its subsidiaries and affiliates (collectively the "DCC-Group", Industrial Cranes and Services segments) on the one hand and Gottwald Port Technology GmbH with its subsidiary TBA B.V. (collectively the "Gottwald-Group", Port Technology segment) on the other hand were managed as substantially independent sub-groups. As part of the planned integration measures, several administrative functions will be combined, including accounting and control functions and potentially other administrative functions. In addition, Demag Cranes will need to establish functions for services such as tax, finance, insurance and legal, some of which were previously provided by affiliated companies that do not belong to the Demag Cranes Group, as well as investor relations, for which there was previously no need. These functions may not be combined or established as required, on a timely basis, and Demag Cranes may experience start-up and coordination problems in connection with the combination and establishment of these functions. As part of the integration process, the data processing systems need to be standardized and integrated. This may also apply with respect to those systems, which are being used in enterprise resource planning and accounting (including, in particular, SAP systems in use). During the transition period, there is a risk that the systems concerned may not function at all or not in the manner envisaged and that additional costs may be incurred.

All of the above factors, individually or in the aggregate, could have a material adverse effect on the financial condition and results of operations of Demag Cranes.

The Combined Financial Statements are of limited probative value and comparability

The Combined Financial Statements of Demag Cranes included in this Offering Circular have been prepared with a view towards reflecting historical financial data for the new Group formed from the combination of the DCC-Group and the Gottwald-Group. Accordingly, the Combined Financial Statements do not purport to represent what Demag Cranes Group's financial condition and results of operations would actually have been if the combination of the businesses had taken place on October 1, 2002. The fact that Demag Cranes Group companies historically did not form a group and were not affiliated limits the probative value of the Combined Financial Statements. Therefore, the Combined Financial Statements are only of limited usefulness in making projections as to the future development of the business combined in the Demag Cranes Group.

Risks related to the Offering, the stock exchange listing and the shareholder structure

Prior to this Offering, the shares of Demag Cranes AG were not publicly traded, and there is no guarantee that a liquid market will develop or be maintained following the Offering

Prior to the Offering, the shares of Demag Cranes AG were not publicly traded. In this Offering, the offer price will be determined by the Selling Shareholders following consultation with the Global Coordinators by way of the bookbuilding process and may not be indicative of the prices at which the Company's shares will be subsequently traded. There can be no assurance that the offer price will be equivalent to the price at which the shares will be traded following the Offering or that a liquid market will develop and be maintained. Investors may not be able to sell the shares at the offer price or at a higher price, if at all.

The price of Demag Cranes AG's shares could be volatile

Following the Offering, the price of Demag Cranes AG's shares could fluctuate significantly, in particular as a result of fluctuations in actual or projected operating results of the Demag Cranes Group or its competitors, changes in earnings forecasts or the failure to meet the earnings expectations of investors and research analysts, changes in general assessments made by investors regarding the success and the effects of the Offering and the strategy described in this Offering Circular as well as the evaluation of the risks connected therewith, changes in general economic conditions, changes in the shareholder structure as well as other factors. General share price volatility, in particular with respect to the shares of companies within Demag Cranes' industry, or a deterioration of the general stock exchange environment could also put pressure on the price of Demag Cranes AG's shares without this necessarily being related to Demag Cranes AG's business or prospects.

The Selling Shareholders could exert control over Demag Cranes AG and its business activities, and the interests of the Selling Shareholders may conflict with the interests of other investors

Following completion of the Offering, the Selling Shareholders will hold at least 27.5% (at least 18.3%, if the Greenshoe Option is exercised in full) of the Company's share capital. The interests of the Selling Shareholders (and their affiliated companies) may conflict with the interests of other investors. Depending on attendance at the Company's general shareholders' meeting, the Selling Shareholders may, on their own, adopt resolutions on behalf of the general shareholders' meeting of the Company for which a simple majority of votes cast is required, regardless of how the other shareholders vote. Such simple majority resolutions include resolutions concerning the election and removal of shareholders' representatives on the supervisory board and resolutions concerning the payment of dividends. Under the German Stock Corporation Act, certain corporate matters (such as the creation of authorized or contingent capital, amendments to the Company's corporate purpose, mergers, spin-offs and changes in legal form) require the consent of at least three-quarters of the share capital represented at the meeting. If, at any given general shareholders' meeting, at least three-quarters of the share capital in attendance is attributable to the Selling Shareholders (because of a low turnout by other shareholders), then the Selling Shareholders may exercise their voting power to adopt resolutions that require a qualified majority of the votes cast or of the share capital represented at the meeting. Moreover, the Selling Shareholders could block resolutions by the general shareholders' meeting, in particular in the case of resolutions that require a qualified majority of the votes cast or of the share capital represented at the meeting. In addition, the Selling Shareholders or companies affiliated with the Selling Shareholders may, in the future, hold equity interests in businesses that directly compete with the Company.

If, following this Offering, the Selling Shareholders sell a significant number of Demag Cranes AG shares in the market, or if such a sale is expected, the price of Demag Cranes AG's shares could be adversely affected

Following completion of the Offering, the Selling Shareholders will collectively hold at least 27.5% (at least 18.3%, if the Greenshoe Option is exercised in full) of the Company's share capital. The price of Demag Cranes AG's shares could decline if the Selling Shareholders and/or DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG were to sell additional shares in the market after the expiration of the lock-up period or prior to that with the respective consent of the Global Coordinators or if the impression is created that such sales can be expected. Under such circumstances, it could also become difficult for Demag Cranes AG to issue new shares at a favorable time and at a price, which it deems appropriate.

Future capital increases involve the risk of a dilution of the voting power

With respect to any future capital increase of the Company, even if it involves a capital increase by way of a rights issue, there is a risk that shareholders who have not exercised their subscription rights will subsequently no longer hold the same percentage of voting and dividend rights in the Company. Investors in certain jurisdictions (particularly in the United States) could be precluded from the rights offering. If a shareholder fails to exercise its voting rights, its share in the Company would be diluted in proportion to the percentage the capital increase represents in relation to the Company's existing registered share capital.

Pursuant to the German Stock Exchange Act, moreover, the General Shareholders' Meeting of the Company may in certain cases adopt a resolution on a capital increase to the exclusion of the shareholders' subscription rights. Such resolution shall require a qualified majority. Shareholders who are not offered any of the shares to be issued could not prevent the dilution of their shares in the Company in such case unless they purchased additional shares, if necessary at a higher price, in the secondary market – for example on the stock exchange.

The transfer of shares is subject to restrictions under the securities laws of the United States and other jurisdictions

The Company has not registered and will not register the shares under the Securities Act or any securities laws of any jurisdiction other than Germany. The shares may not be offered or sold in the United States or to any U.S. person (as defined under Regulation S of the Securities Act) or in any jurisdiction where registration of securities is required but has not been effected, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Potential investors must ensure that offers for the subscription of the shares and sale of the shares within the United States and other countries comply with applicable securities laws.

GENERAL INFORMATION

Responsibility for the content of the Offering Circular

Demag Cranes AG, Wetter (Ruhr) (the "Company" and together with its subsidiaries "Demag Cranes", the "Demag Cranes Group", or the "Group"), Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom ("Goldman Sachs"), and Lehman Brothers International (Europe), 25 Bank Street, London E14 5LE, United Kingdom ("Lehman Brothers" and together with Goldman Sachs the "Global Coordinators"), and Commerzbank Aktiengesellschaft, Kaiserplatz, 60261, Frankfurt am Main, Bayerische Hypo- und Vereinsbank AG, Arabellastraße 12, 81925, Munich, CALYON, 9 Quai du Président Paul Doumer, 92920 Paris La Defense Cedex, France, and WestLB AG, Herzogstrasse 15, 40217, Dusseldorf (together with the Global Coordinators the "Underwriters"), hereby assume liability for the content of this Offering Circular (the "Offering Circular") pursuant to § 5 (4) of the German Securities Prospectus Act (*Wertpapierprospektgesetz*, "WpPG") and hereby declare that to their knowledge, the information contained in this Offering Circular is true and correct and that no material information has been omitted, and that they have exercised due care to ensure that the information contained in this Offering Circular is to their knowledge true and correct, and that no facts have been withheld, which could change the substance of this Offering Circular.

In the event that any claims based on information contained in this Offering Circular are asserted in court, the plaintiff may be required under the national laws of the applicable State of the European Economic Area to bear the costs of translating the Offering Circular before legal proceedings commence.

Subject matter of the Offering Circular

The subject matter of this Offering Circular is the public offering of up to 13,000,000 ordinary bearer shares of the Company with no par value (no-par shares), each share currently representing a notional par value of €1.00, consisting of up to 4,093,117 shares from the holdings of DCC Luxembourg 2 S.à r.l., up to 8,906,883 shares from the holdings of Gottwald Luxembourg 2 (b) S.à r.l. (hereinafter collectively referred to as the "Selling Shareholders"), and up to 1,950,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with regard to a potential over-allotment, each carrying full dividend rights as of October 1, 2005. The up to 13,000,000 shares from the holdings of the Selling Shareholders and the up to 1,950,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with respect to a potential over-allotment are hereinafter collectively referred to as the "Offered Shares".

The subject matter of this Offering Circular is the admission to trading on the official market (*Amtlicher Markt*) and simultaneously the sub-segment of the official market with post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange of 21,172,993 ordinary bearer shares of the Company with no par value (no-par shares), each currently representing a notional share in the share capital of €1.00 (entire share capital).

DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG (collectively referred to as the "Management Participation Partnerships") are not offering any shares in connection with the Offering (with respect to further lock-up obligations, see "*The Offering—Lock-up agreement*" and "*The Offering—Preferential allotment*").

Each no-par share carries one vote at the General Shareholders' Meeting.

Forward-looking statements

This Offering Circular includes certain forward-looking statements. Forward-looking statements are any and all statements contained in this Offering Circular, which do not relate to historical facts and events. This applies to any sections of the Offering Circular that contain information about future financial earning capability, plans and expectations with respect to the business activities of Demag Cranes, or information on growth, profitability and general economic conditions to which Demag Cranes is subject. Forward-looking statements are based on current estimates made by the Company to the best of its knowledge. Such statements are based on assumptions and factors that are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause the actual results, including the financial condition and profitability of Demag Cranes, to differ materially

from or be more negative than those expressly or implicitly assumed or described by such forward-looking statements.

Some of these factors include: dependence on the development of the economy in general, intensive competition and price pressure, failure to expand internationally or introduce new products, project risks, consolidation of port operators or shipping lines, entry into the market of providers from emerging markets, dependence on suppliers, increasing raw material prices and transport costs, liability claims and currency fluctuations.

In light of the risks, uncertainties and assumptions, it is possible that the future events referred to in this Offering Circular will not occur. The foregoing also applies with respect to the forward-looking statements derived from third-party studies cited in this Offering Circular (see also "*Note concerning sources of market information, currency figures and technical terms*"). It should also be noted that neither the Company nor the Global Coordinators assume any obligation to update such forward-looking statements or to adjust them in light of future events or developments, except as required by law.

Note concerning sources of market information, currency figures and technical terms

To the extent not otherwise indicated, the information contained in this Offering Circular on the market environment, market developments, growth rates, market trends and competition on the markets and in the sectors in which Demag Cranes operates is based on assessments of the Company. These assessments, in turn, are based in part on internal observations of the market and on market studies commissioned by the Company itself as well as on publicly available sources such as the trade magazine World Cargo News ("World Cargo News"). The Company cites, for example, two studies by Drewry Shipping Consultants Ltd. from 2005 ("Drewry Shipping Consultants") as well as its own commissioned study by Impuls Management Consulting titled "Determination of DCC's Market Position" from 2006 ("Impuls—Study").

The figures contained in this Offering Circular denominated in "euros" or "€" relate to the legal currency of the Federal Republic of Germany. The terms "$" and "U.S. dollars" relate to the legal currency of the United States of America. The terms "British Pounds" and "£" relate to the legal currency of Great Britain. The terms "Swiss Francs" and "CHF" refer to the legal currency of Switzerland. The terms "Danish Crowns" and "DKR" refer to the legal currency of Denmark.

U.S. dollar figures in the studies cited in this Offering Circular were converted into euros based on the exchange rate published for the relevant period by the European Central Bank. The exchange rate published for the year 2004 was €1 = $1.2439, and €1 = $1.2441 for the year 2005.

The table below contains information as of the date stated therein with respect to the exchange rates for U.S. dollars, British Pounds, Swiss Francs and Danish Crowns. The exchange rates were taken from the website of the European Central Bank (http://www.ecb.int/stats/exchange/eurofxref/html).

(€1 =)	Exchange rate per March 31, 2006
$	1.2104
£	0.6964
CHF	1.5801
DKR	7.4624

In the section entitled "*Management discussion and analysis of financial condition and results of operation*" references are made to other U.S. dollar exchange rates.

The information from third-party studies cited in this Offering Circular has been accurately reproduced. To the Company's knowledge and to the extent the Company was afforded an opportunity to verify such published information, no facts have been omitted without which such information would prove to be incorrect or misleading.

The market information contained in this Offering Circular was derived and summarized by the Company from a variety of different studies. Individual studies are cited only if the relevant information is taken directly from such studies. The Company has not verified the market data or

other information on which the third-party studies were based, nor has it verified the external sources upon which the Company's own assessments are based. The Company can therefore assume no responsibility for the accuracy of the information which is presented in this Offering Circular but derived from third-party studies concerning market environment, market developments, growth rates, market trends and competition, and can assume no responsibility for the accuracy of the information upon which it bases its estimates.

This Offering Circular includes certain estimates concerning market data and other information derived therefrom, which cannot be gathered from either publications by market research institutes or from other independent sources. Such information is based on the Company's own internal assessments. In many cases, the information on such market data is not readily accessible, such as information from industry associations, official authorities or other organizations and institutions. The Company believes that its estimates of market data and information derived therefrom is helpful for investors in order to gain a better understanding of the industry in which the Company operates, as well as the Company's position within this industry. While the Company believes that its internal observations of the market are reliable, its estimates are not reviewed or verified by any external sources. The Company provides no assurance regarding the accuracy of its estimates or the information derived therefrom. Such information may deviate from estimates made by competitors of Demag Cranes or from future evaluations by market research institutes or other independent sources.

A glossary containing technical terms and abbreviations used herein is included at the end of this Offering Circular.

Fiscal year and auditor

The fiscal year begins on October 1 of a given calendar year and ends on September 30 of the following calendar year. Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Schwannstraße 6, 40476 Dusseldorf ("Deloitte"), has been selected to act as the Company's auditor for fiscal year 2005/2006. Deloitte audited in accordance with International Standards on Auditing (ISA) the voluntary historical consolidated financial statements of the original DCC sub-group, i.e., the consolidated financial statements of Demag Cranes AG (then operating under the name DCC HoldCo 3 (drei) GmbH) prior to the contribution of the assets of Gottwald HoldCo 3 (drei) GmbH, and the original Gottwald sub-group, i.e., the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, in each case as of September 30, 2005, 2004 and 2003 in accordance with IFRS, and issued an unqualified audit opinion with respect thereto. The Company's stand-alone financial statements as of September 30, 2005, 2004 and 2003 prepared in accordance with the accounting rules of the German Commercial Code ("HGB") were likewise audited by Deloitte, who issued an unqualified audit opinion with respect thereto. Deloitte also audited the Combined Financial Statements as of September 30, 2005, 2004 and 2003 under IFRS in accordance with the International Standards on Auditing (ISA) and issued an unqualified audit opinion. Deloitte is a member of the German Chamber of Auditors (*Deutsche Wirtschaftsprüferkammer*).

Documents available for inspection

For the period during which this Offering Circular is valid, print copies of the following documents are available for inspection during regular business hours at the Company's offices at Ruhrstraße 28, 58300 Wetter:

(i) the Company's articles of association and by-laws for the management board and supervisory board;

(ii) the Combined Financial Statements under IFRS for each of the fiscal years ended September 30, 2005, 2004 and 2003;

(iii) the interim combined financial statement of the Demag Cranes Group under IFRS as of March 31, 2006;

(iv) the voluntary historical consolidated financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH under IFRS as of September 30, 2005, 2004 and 2003 as well as the opening balance sheet as per October 31, 2002;

(v) the Company's stand-alone financial statements prepared under HGB accounting for each of the fiscal years ended September 30, 2005, 2004 and 2003;

(vi) the statement of changes in shareholders' equity and the cash flow statement prepared under HGB of DCC HoldCo 3 (drei) GmbH for each of the fiscal years ended September 30, 2005, 2004 and 2003;

(vii) the formation audit report by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, dated April 28, 2006; and

(viii) the audit report regarding post-formation and share capital increase by way of contribution in kind of Demag Cranes AG prepared by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, dated May 17, 2006.

The Company's future annual and interim reports will be available at the Company and at the paying agent set forth in this Offering Circular (see "*Information on the securities to be offered or admitted to trading—Notices, paying and depositary agent*").

THE OFFERING

The Offering (the "Offering") comprises of up to 14,950,000 bearer shares with no par value and a notional value of €1.00 and full dividend rights as from October 1, 2005, consisting of up to 13,000,000 shares from the holdings of the Selling Shareholders and up to 1,950,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. with a view to potential over-allotments. The up to 13,000,000 shares from the holdings of the Selling Shareholders and the up to 1,950,000 shares from the holdings of DCC Luxembourg 2 S.à r.l. made available free of charge by means of a securities loan for purposes of a potential over-allotment are herein referred to as the "Offered Shares".

The proportionate amount of the Company's share capital attributable to the shares offered hereby represents a total of up to €13,000,000 (€14,950,000 including the potential over-allotment). Thus, up to 61.4% of the Company's shares (70.6% including the potential over-allotment) will be offered in the Offering.

The Offering consists of a public offer of the shares in the Federal Republic of Germany and a private placement outside the Federal Republic of Germany from June 7, 2006 until June 19, 2006 by the Underwriters under the management of the Global Coordinators. The Underwriters will underwrite the shares pursuant to the terms of an underwriting agreement, which is expected to be executed on June 19. The Selling Shareholders reserve the right, upon consultation with the Global Coordinators, to extend or shorten the offer period or to increase or reduce the number of Offered Shares.

In the United States, the Offered Shares will be offered and sold to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended ("Securities Act") (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the Company's shares will be offered and sold in reliance on Regulation S of the Securities Act.

Timetable

The projected timetable for the Offering is as follows:

June 6, 2006	Approval of the offering circular by the German Federal Financial Supervisory Authority ("BaFin")
June 6, 2006	Publication of the offering circular on the Company's website
June 7, 2006	Publication of the Offering in daily newspaper *Frankfurter Allgemeine Zeitung*
June 7, 2006	Commencement of the Offering
June 16, 2006	Listing order (*Zulassungsbeschluss*) issued by the Frankfurt Stock Exchange
June 17, 2006	Publication of the listing order issued by the Frankfurt Stock Exchange
June 19, 2006	Last day of the offering period; end of the offering period for private investors at 12:00 noon (CET) and for institutional investors at 2:00 p.m. (CET)
June 19, 2006	Determination of the offer price and allotment of the shares; publication of the offer price
June 20, 2006	Listing of the shares
June 22, 2006	Settlement and book-entry delivery of the shares

The offering circular will be published on the Company's website at www.demagcranes-ag.com. As of June 6, 2006, the Offering Circular is also expected to be available, free of charge, during regular business hours at the offices of the Company, Ruhrstraße 28, 58300 Wetter, and the Global Coordinators (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, and Lehman Brothers International (Europe), Frankfurt office, Rathenauplatz 1, 60313 Frankfurt am Main).

Selling Shareholders

The Selling Shareholders (DCC Luxembourg 2 S.à r.l., 59, rue de Rollingergrund, L-2440 Luxembourg, and Gottwald Luxembourg 2 (b) S.à r.l., 59, rue de Rollingergrund, L-2440 Luxembourg) intend to sell up to 13,000,000 shares in the Offering. In addition, the Underwriters have the option to purchase up to 1,950,000 additional shares from DCC Luxembourg 2 S.à r.l. to cover any over-allotments (hereinafter also referred to as the "Greenshoe Shares"; see "*—Stabilization, over-allotment and Greenshoe Option*"). Thus, following the Offering (assuming all of the Offering is placed and the Greenshoe Option is exercised in full), the Selling Shareholders, together with the Management Participation Partnerships, will hold 29.4% of the Company's share capital.

Price range, offer price, number of allotted shares

The price range in between which purchase offers can be placed is from €26 to €31 per Offered Share. The Selling Shareholders reserve the right, after consultation with the Global Coordinators, to increase or decrease the lower or the upper limit of the price range.

The offer price for the Offered Shares is expected to be determined by the Selling Shareholders after consultation with the Global Coordinators on the basis of an order book prepared in the bookbuilding process on the evening of June 19, 2006. The offer price is expected to be published on June 19, 2006 by way of an *ad hoc* notice in an electronic information system and on the website of Demag Cranes AG, and is expected to be published in the daily newspaper *Frankfurter Allgemeine Zeitung* on June 21, 2006. Inquiries regarding the offer price may be directed at the Underwriters following the first publication referred to above. The Underwriters reserve the right not to accept purchase orders, in whole or in part, in particular if orders at the offer price exceed the number of shares offered in the Offering. Investors who have placed purchase orders through one of the Underwriters are expected to be able to obtain information regarding the number of shares allocated to them from the respective Underwriter beginning on June 20, 2006. It is expected that investors will be required to pay the offer price on June 22, 2006.

Commission

A customary banking commission will be charged in connection with the purchase of shares.

General allotment criteria

The Company, the Selling Shareholders and the Underwriters will adhere to the "Principles for the Allotment of Share Issues to Private Investors", issued by the Stock Exchange Experts Commission (*Börsensachverständigenkommission*) at the German Federal Ministry of Finance (*Bundesministerium der Finanzen*) on June 7, 2000. Any allocation to retail investors in Germany as part of the Offering will be made by applying uniform criteria to all Underwriters and their affiliated institutions. The details of the allocation procedure will be determined after the end of the offering period and pursuant to the allocation criteria by the Stock Exchange Experts Commission will be published no later than two days after the end of the offering period.

Preferential allotment

As part of the Offering, the Selling Shareholders intend to offer shares on a preferential basis as follows:

The Selling Shareholders intend to offer the Company, on a preferential basis, shares at a total value of up to €4.2 million. This will enable the Company to offer employees of the Demag Cranes Group in Germany (excluding members of the management board) the opportunity to acquire shares on a preferential basis. Thus, the Company intends to offer employees of the Demag Cranes Group in Germany (excluding members of the management board), subject to the provisions governing the tax-free transfer equity participation to employees, the opportunity to purchase shares with a value of up to €500 per employee at a discount of up to €135 per employee. The minimum subscription amount is €100.

The Company also intends to offer employees of the Demag Cranes Group (excluding members of the management board) the opportunity to purchase shares with a value of up to €1,000 per employee at a 20% discount on the offer price. The minimum subscription amount is €200.

Employees who have purchased shares at a discount will be obligated to hold such shares until June 22, 2007.

In addition, the Selling Shareholders intend to offer employees of the Demag Cranes Group in Germany and management board members the opportunity to purchase further shares on a preferential basis at the offer price. Management board members (not employees) will be obligated to hold such shares until December 22, 2006. The maximum value of shares offered to employees and management board members on this basis will amount to €3.0 million.

The Selling Shareholders also intend to offer members of the Company's supervisory board the opportunity under the Offering to acquire shares on a preferential basis at the offer price. Such preferential allotment is limited to shares with an aggregate value of €600,000, or €50,000 per person. Shares that have been allotted to but not purchased by a certain supervisory board member may be purchased by other supervisory board members. Supervisory board members will be obligated to hold such shares until December 22, 2006.

Finally, the Selling Shareholders intend to offer a limited partnership, formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, as well as executives and employees of Demag Investments S.à r.l. and companies affiliated with Demag Investments S.à r.l. in Luxembourg the opportunity to purchase shares on a preferred allotment basis at the offer price. This preferential allotment is limited to shares with an aggregate value of €3.0 million.

Admission to trading and trading rules

On June 7, 2006, the Company is expected to apply for the admission of the 21,172,993 ordinary bearer shares with no par value (no par value shares) (its entire share capital), with the numbers 000,000,001 - 021,172,993, and a current notional value of €1.00 and full dividend rights as from October 1, 2005, to trading on the official market (*Amtlicher Markt*) and simultaneously to the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The Frankfurt Stock Exchange is expected to issue the listing order for admission of the Company's shares to trading on June 16, 2006. The decision as to whether to admit the shares is made at the sole discretion of the Frankfurt Stock Exchange. Trading is expected to commence on June 20, 2006.

Trading in the Company's shares on the official market of the Frankfurt Stock Exchange is subject to the provisions of the Exchange Rules and Regulations (*Börsenordnung*) of the Frankfurt Stock Exchange and other trading rules issued by the Frankfurt Stock Exchange.

The Company's shares will be listed on the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. Issuers whose shares are listed on the Prime Standard sub-segment of the Frankfurt Stock Exchange are subject to greater disclosure requirements than those of the General Standard segment (which represents the statutory minimum requirements) and must meet additional post-admission obligations, e.g.:

- quarterly reports in German and English prepared in accordance with IFRS or U.S. GAAP;
- publication of a corporate calendar in German and English which is updated regularly;
- an analysts' conference to be held at least once annually and separate from the financial results press conference; and
- publication of *ad hoc* notices both in German and English.

The admission to Prime Standard is a prerequisite for inclusion in the DAX®, MDAX®, TecDAX® and SDAX® indices of the Frankfurt Stock Exchange.

Designated sponsors

Goldman Sachs International and Lehman Brothers International (Europe) are assuming the function of designated sponsors. In setting binding prices for the purchase and sale of the shares, a designated sponsor ensures, in particular, higher liquidity of the shares.

Lock-up agreement

The Company (or its management board or supervisory board in case of the measures described under (i) and (ii) below) will agree, to the benefit of the Underwriters, that, except with the

prior written consent of the Global Coordinators, it will not, during a period of six months from the date on which the shares are admitted to trading:

(i) announce or implement a capital increase from authorized capital;

(ii) submit a capital increase to a vote of the Company's General Shareholders' Meeting; or

(iii) offer, pledge, allot, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares in the Company or any other securities convertible or exchangeable for shares in the Company, or enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares, whether any share transaction is to be settled by delivery of shares in cash or otherwise (in each case other than for the purpose of issuing ordinary shares or options for directors or employees of the Company or any of its subsidiaries under a customary stock option plan and in hedging transactions to secure any obligations from such option rights).

The foregoing provisions do not apply to shares that are sold by the Company in connection with an acquisition, provided that the purchaser of such shares has agreed to comply with the same lock-up provisions as the Selling Shareholders (as described below).

The Selling Shareholders and the Management Participation Partnerships will agree, to the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, they will not, for a period of six months from the date on which the shares are admitted to trading:

(i) offer, pledge, allot or sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any (additional) shares of the Company held by them or other securities convertible or exchangeable for shares in the Company;

(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares;

whether any such transaction is to be settled by the delivery of shares, in cash or otherwise;

(iii) make any demand for or exercise any rights with respect to the registration under the Securities Act of shares in the Company or any security convertible or exchangeable for shares in the Company, or demand such rights of exercise; or

(iv) propose, vote in favor of, or otherwise support a capital increase.

The aforementioned obligations do not apply to any transfer of the Company's shares to any affiliate of the Selling Shareholders, provided that any such affiliate agrees to be bound by the same lock-up provisions as the Selling Shareholders.

Delivery and settlement

Delivery of the Offered Shares against payment of the offer price and the customary securities commission is expected to take place two banking days after commencement of trading. The shares will be made available to the shareholders as co-ownership interests in the respective global certificate.

The shares purchased in the Offering will, at the option of the investor, be credited either to the securities account of a German bank at Clearstream Banking AG, Neue Börsenstraße 1, 60457 Frankfurt am Main, for the account of such investor, or to the securities account of a participant in Euroclear Bank S.A./N.V., 1, Boulevard du Roi Albert II, 1120 Brussels, Belgium, as the operator of Euroclear Systems, or to Clearstream Banking S.A., L-2967 Luxembourg.

Selling restrictions

The Company has not and will not register the shares under the Securities Act or any other securities laws of any jurisdiction other than Germany. Trading in shares of the Company on German Stock Exchanges will not be affected. In the United States, the shares will be offered and sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made

pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the Company's shares will be offered and sold in reliance on Regulation S under the Securities Act. Prospective investors are advised to ensure that subscription offers for the shares and the sale of shares in other countries are made in compliance with the securities laws applicable in such jurisdictions.

Stabilization, over-allotment and Greenshoe Option

In connection with the placement of Demag Cranes AG's Offered Shares, Goldman Sachs International will act as stabilization manager and it or any of its affiliates may take actions aimed at stabilizing the stock exchange price or market price of the shares of Demag Cranes AG ("Stabilization Measures"). The stabilization manager is not obligated to take any such Stabilization Measures, and no assurance can be given that such Stabilization Measures will be taken. If Stabilization Measures are taken, they may be terminated at any time and without prior notice. Such measures may be taken as of the date the shares are first listed on the stock exchange and must be completed no later than the 30th calendar day after such date ("Stabilization Period").

Stabilization Measures may result in a stock exchange price or market price of the Company's shares, that may be higher than it would have been without the impact of such measures. In addition, such measures may result in a stock exchange price or market price level that is not sustainable in the long term.

Within one week after the end of the Stabilization Period, a notice pursuant to Article 9 (3) of Commission Regulation (EC) No. 2273/2003 of December 22, 2003 will be published in the *Frankfurter Allgemeine Zeitung* announcing: (i) whether or not Stabilization Measures have been effected; (ii) the date on which such Stabilization Measures commenced; (iii) the date on which the last Stabilization Measure was effected; and (iv) the range of prices within which Stabilization Measures have been effected. Such range of prices is to be specified for each date on which stabilization measures have occurred.

In view of the possible Stabilization Measures, and in addition to the up to 13,000,000 Demag Cranes AG shares to be offered, up to a further 15% of the shares offered in Demag Cranes AG may be offered to investors (referred to as an over-allotment) in the Offering. The shares in Demag Cranes AG for an over-allotment option will be provided to Goldman Sachs International in its capacity as stabilization manager on a temporary basis by way of a so-called securities loan.

DCC Luxembourg 2 S.à r.l. will grant the stabilization manager (for account of the Underwriters) the option, exercisable for thirty days following the date on which the shares in Demag Cranes AG are first listed on the stock exchange, to acquire up to 1,950,000 additional shares in Demag Cranes AG, i.e. 15% of the number of shares offered, at the offer price of the Offered Shares (less agreed commissions) (the "Greenshoe Option"). The Greenshoe Option may be exercised to the extent that shares were placed by way of the over-allotment.

Notice of any over-allotment or exercise of the Greenshoe Option, including the relevant dates and amounts of the exercise and closing thereof, will be published without undue delay in accordance with Commission Regulation (EC) No. 2273/2003 of December 22, 2003 in accordance with the provision applicable to the disclosure of Stabilization Measures, as described above.

Proceeds and costs of the Offering

The Selling Shareholders will receive the net proceeds generated from the sale of the Offered Shares. The gross issue proceeds for the shares will depend on the offer price, which will be determined on June 19, 2006. Assuming an offer at the mid-point price range, that all shares offered will be sold, that the Greenshoe Option is exercised in full and that the discretionary performance commission is paid to the Underwriters in full, the gross proceeds less underwriting commissions will amount to approximately €411.2 million. The costs related to the Offering, including the Underwriters' commissions, are expected to amount to up to €33.0 million. Of this amount, the Company will bear an estimated amount of approximately €12.9 million relating to the Offering.

INFORMATION ON THE SECURITIES TO BE OFFERED OR ADMITTED TO TRADING

On June 7, 2006, the Company is expected to apply for the admission of 21,172,993 ordinary bearer shares of the Company with no par value, each representing a current notional share in the share capital of €1.00 and carrying full dividend rights as from October 1, 2005, to trading on the official market and simultaneously to the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. The listing order of the Frankfurt Stock Exchange is expected to be issued on June 16, 2006. Trading is expected to begin on June 20, 2006.

In the context of the Offering, up to 61.4% of the Company's shares (70.6%, if the Greenshoe Option is exercised in full) will be offered. The Company's share capital is fully paid in.

Share capital

The Company's share capital is €21,172,993, divided into 21,172,993 ordinary bearer shares with no par value (no-par shares).

General and special information concerning the shares

Voting rights

Each share entitles the holder to one vote at the Company's General Shareholders' Meeting. There are no restrictions on voting rights.

Form and representation of the shares

All shares of the Company are issued as ordinary bearer shares without par value (no-par shares), each representing a current notional share in the Company's share capital of €1.00. The shares are represented by one or several global certificates without dividend coupons, which are deposited at Clearstream Banking AG, Frankfurt am Main, acting as the depositary bank. Pursuant to § 5 (1) of the Company's articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholdings.

Dividend rights and share in the liquidation proceeds

The shares carry full dividend rights as from October 1, 2005, i.e., for the entire fiscal year 2005/2006 and all subsequent fiscal years. Any liquidation proceeds will be divided among the shareholders proportionate to the notional interest they hold in the share capital.

Stock exchange listing, WKN, ISIN, Common Code, ticker symbol

The application for admission of the shares to trading on the official market (*Amtlicher Markt*) and simultaneously to the sub-segment of the official market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange is expected to be filed on June 7, 2006, and the shares are expected to be admitted on June 16, 2006. The decision to admit the shares will be made at the sole discretion of the Frankfurt Stock Exchange.

The Company's shares will carry the German Securities Identification Number (hereinafter also referred to as "WKN") DCAG01. The International Securities Identification Number (hereinafter also referred to as "ISIN") will be DE 000 DCAG01 0, the Common Code will be 025582756 and the ticker symbol will be D9C.

Trading is expected to begin on June 20, 2006.

Selling restrictions, transferability

The shares are freely transferable. With the exception of the restrictions set forth in the section entitled "*The Offering—Lock-up agreement*", the Company's shares are not subject to any legal restrictions on sale or transfer.

Notices, paying and depositary agent

Pursuant to its articles of association, Company notices are published in the electronic version of the Federal Gazette (*Bundesanzeiger*). Any notices relating to the shares shall also be published

in the electronic version of the Federal Gazette and in at least one official national journal for the publication of statutory notices authorized by the Frankfurt Stock Exchange. Notices required under German securities laws are published in an official national journal for the publication of statutory notices authorized by the Frankfurt Stock Exchange and, to the extent required by the Stock Exchange Admission Regulation (*Börsenzulassungs-Verordnung*), in the print version of the Federal Gazette. The offering circular and any supplements thereto, as well as the annual documents to be published pursuant to § 10 WpPG will be published on the Company's website (www.demagcranes-ag.com) in accordance with § 14 (2) WpPG. Copies of the Offering Circular will also be available at the offices of the Company, Ruhrstraße 28, 58300 Wetter, and the Global Coordinators (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, and Lehman Brothers International (Europe), Frankfurt office, Rathenauplatz 1, 60313 Frankfurt am Main).

The paying and depositary agent is Bayerische Hypo- und Vereinsbank AG, Arabellastraße 12, 81925 Munich.

DIVIDEND POLICY, EARNINGS AND DIVIDENDS PER SHARE, ALLOCATION OF PROFITS

The shareholders' participation in the Company's distributable profits is based on their respective interests in the registered share capital. Where new shares are issued, different profit participation rights may be determined for these new shares.

The adoption of resolutions to distribute dividends on the Company's shares for a given fiscal year is a matter for the annual General Shareholders' Meeting held in the subsequent fiscal year, based on a proposal by the management board and the supervisory board. The distribution of dividend for a given fiscal year may only be made on the basis of the net earnings reported in the Company's stand-alone financial statements under the German Commercial Code (HGB). In calculating the net earnings available for the dividend distribution, the result for the fiscal year, i.e., the net income for the year (*Jahresüberschuss*), must be adjusted to reflect any profit/loss carry-forwards from the previous year and any withdrawals from or allocations to reserves. Certain reserves must be created by operation of law.

When the management board and the supervisory board adopt the annual financial statements, they may allocate up to 50% of the net income for the year to other revenue reserves as defined under § 266 (3) of the HGB. In computing the portion of the net income for the year to be allocated to the other revenue reserves, the amounts to be allocated to the statutory reserves and any loss carried forward must first be deducted from the net income for the year.

The Offered Shares of the Company carry dividend rights for the fiscal year which commenced on October 1, 2005 and for all subsequent fiscal years.

Dividends will be paid out in accordance with the rules of the clearing system of Clearstream Banking AG, Frankfurt am Main. Details concerning any dividends approved by the General Shareholders' Meeting and the respective paying agents appointed by the Company will be published in the electronic German Federal Gazette (*elektronischer Bundesanzeiger*) and in at least one official German journal for the publication of statutory notices authorized by the Frankfurt Stock Exchange.

Under German law, the claim to dividend payments generally becomes time-barred after a period of three years. If such claim is represented by a dividend coupon, it will lapse if the dividend coupon is not presented within the four-year period of presentation. However, if the dividend coupon is presented, the claim will lapse after two years following the expiration of the period allowed for presentation.

The following overview shows the earnings (rounded to two decimal points) of the Company, which at the time was still a German limited liability company, and of the Group, in each case with respect to a share representing a notional share in the Company's registered share capital of €1 (based on the share capital of €21,172,993) for the fiscal years ended September 30, 2005, 2004 and 2003:

	Fiscal year ended September 30,		
	2005	2004	2003
		(in €)	
Earnings per share representing a notional share in the Company's registered share capital of €1.00 (DCC HoldCo 3 GmbH under the German Commercial Code (HGB))	(2.74)	(1.17)	(0.88)
Consolidated earnings per share representing a notional share in the Company's registered share capital of €1.00 under IFRS (Combined Financial Statements)	0.02	(0.92)	(2.17)
Distribution	—	—	—

In the future, the Company plans to pay dividends that are generally comparable to those of public companies in similar industries. For fiscal year 2005/2006, Demag Cranes plans to distribute approximately 50 - 60% of its adjusted Group net income, adjusted to reflect the after-tax effect of extraordinary expenses and income, one-off effects, IPO and financing costs, parent company charges as well as amortization and depreciation resulting from the application of purchase accounting. However, in view of the Company's existing loss carry-forwards in its stand-alone financial statements prepared in accordance with the German Commercial Code (HGB), the

distribution of such dividend is subject to the condition that, in preparing the Company's stand-alone financial statements in accordance with the HGB as of September 30, 2006, an amount equal to the existing loss carry-forwards, any net loss for fiscal year 2005/2006 and the amount of the distributable dividend is withdrawn from the Company's capital reserves, which in the Company's stand-alone financial statements prepared in accordance with HGB as of September 30, 2005 are reflected in the amount of €218.9 million. The stand-alone financial statements prepared in accordance with HGB as of September 30, 2005 reflect a loss carry-forward and a net loss for fiscal year 2004/2005 in the aggregate amount of €103.6 million. In regard to periods subsequent to fiscal year 2005/2006, Demag Cranes aims to distribute approximately 35% to 45% of the adjusted annual net income for the Group, adjusted to reflect the after-tax effect of extraordinary expenses and income, one-off effects as well as amortization and depreciation resulting from the application of purchase accounting.

The Company did not distribute any dividends for fiscal year 2004/2005.

CAPITALIZATION

	as of March 31, 2006				
	Reported[(1)]	Adjustments[(2)]	Adjustments[(3)]	Adjustments[(4)]	Capitalization after Adjustments[(12)]
Cash and cash equivalents[(5)]	37.8		3.4	(12.9)	28.3
Short-term financial receivables	9.1		(8.6)		0.5
Liquid assets and short-term financial receivables	**46.9**		**(5.2)**	**(12.9)**	**28.8**
Short-term bank debt	5.1				5.1
Current portion of long-term interest-bearing loans	8.4		(8.4)		0.0
Other short-term financial debt	3.6		(2.8)		0.8
Short-term financial debt	**17.1**[(6)]		(11.2)[(7)]		5.9
Short-term net financial debt	**(29.7)**		**(6.0)**	**12.9**	**(22.8)**
Long-term interest-bearing loans	201.2		8.4		209.6
Bonds	0.0				0.0
Other long-term financial debt	2.6				2.6
Long-term financial debt	**203.8**[(6)]		8.4[(7)]		212.2
Long-term net financial debt	**174.1**		**2.4**	**12.9**	**189.4**
Subscribed capital	1.5	19.7			21.2
Capital reserves[(8)]	218.9	87.8			306.7
Income and expenses directly included in shareholders' equity	(8.8)				(8.8)
Revenue reserve after deduction of minority interest[(8)]	(41.6)	(107.6)	(2.7)[(9)]	(7.9)[(10)]	(159.8)
Minority interest	0.6				0.6
Total shareholders' equity	**170.6**		**(2.7)**	**(7.9)**	**160.0**
Total capitalization[(11)]	**391.6**		**(5.5)**	**(7.9)**	**378.2**

(1) The reported liquid assets, short-term financial receivables and financial debt as well as total shareholders' equity as of March 31, 2006 were derived from the Combined Financial Statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH. The information relating to the individual items reported under shareholders' equity as of March 31, 2006 were derived from the Combined Financial Statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH, taking into account the registered share capital and capital reserves of DCC HoldCo 3 (drei) GmbH as of such date.

(2) Adjustments of the reported financial figures as of March 31, 2006 to reflect the capital increase effected in connection with the Company's reorganization into a stock corporation and the contribution of all of Gottwald HoldCo 3 (drei) GmbH's shares into the Company. After March 31, 2006, the Company has, in connection with its reorganization into a stock corporation, converted €10.2 million of its capital reserves into subscribed capital as part of a capital increase from corporate funds, thereby increasing its subscribed capital from €1.5 million to €11.6 million and decreasing its capital reserves by a corresponding amount. After the change of the Company's legal form, the Company increased the subscribed capital by €9.6 million against the in-kind contribution to the Company of all of Gottwald HoldCo 3

(drei) GmbH's shares. The contribution gave rise to a premium of €98.0 million, which was transferred to capital reserves. Overall, the corporate reorganizations resulted in a €87.8 million increase in capital reserves.

(3) Adjustments of the financial figures reported as of March 31, 2006 to reflect the planned refinancing of Demag Cranes AG. In connection with the initial public offering of the Company's shares and listing on the stock exchange or with the completion of the sale of the Offered Shares, the Company will enter into a new credit facility in the amount of €325.0 million. This new credit facility will have an initial term of five years. This credit facility may be used to repay the intercompany loans provided by Demag Finance S.à r.l. and Demag Mezz S.à r.l. to companies in the Demag Cranes Group as well as to refinance utilizations by companies in the Demag Cranes Group of the existing revolving credit facility. To the extent that ancillary facilities were established under the existing revolving credit facility with lenders who are not also lenders under the new credit facility, outstandings under such ancillary facilities will be covered by guarantees issued under the new credit facility. In addition, it is expected that drawings under the new credit facility may finance costs of Demag Cranes' initial public offering and costs related to the refinancing described herein. Furthermore, the new credit facility can be used for working capital needs or for other general corporate purposes. (See "*Material contracts—Other material contractual relationships—Future financing*".) The figures are based on the assumption that, in connection with the execution of the new credit facility, refinancing costs of approximately €2.4 million (which will be capitalized) as well as costs of approximately €4.0 million related to the repayment of the old credit facility will be incurred. In connection with the initial public offering, it is also planned that Demag Cranes AG's companies will terminate the cash pooling arrangements with other companies affiliated with Demag Holding S.à r.l. This will result in an increase in cash and cash equivalents of €5.8 million (net effect from a reduction of the short-term financial receivables by €8.6 million and the other short-term financial debt by €2.8 million). Overall, this results in a €3.4 million increase of the cash and cash equivalents (€5.8 million of which is attributable to the withdrawal from the cash pool less refinancing costs of €2.4 million).

(4) Adjustments of the financial figures reported as of March 31, 2006 to reflect expenses incurred in connection with the initial public offering. The figures are based on an estimate of costs of approximately €12.0 million incurred in connection with the Offering as well as the assumption that all employees will purchase all shares that are being offered to them in the context of the preferential allotment (involving maximum costs for the Company of €0.9 million).

(5) The Company's cash and cash equivalents as of March 31, 2006 consist almost entirely of cash on hand and deposits in current accounts with credit institutions; as of March 31, 2006, the Company had only insignificant other equivalent financial investments and short-term financial assets.

(6) Under a senior credit agreement dated December 23, 2004 among, *inter alia*, Demag Investments S.à r.l., Luxembourg as the parent and Demag Finance S.à r.l., Luxembourg, as borrower, and certain credit institutions as lenders, DCC HoldCo 3 (drei) GmbH (the current Demag Cranes AG), DCC HoldCo 5 (fünf) GmbH, Gottwald Port Technology GmbH and other operating companies of the Demag Cranes Group have given guarantees and provided collateral to secure the borrowers' payment obligations. These companies have also given guarantees and provided collateral to secure payment obligations under a mezzanine credit facility dated December 23, 2004. The collateral includes pledges of shares, pledges of accounts, global assignments, mortgages and pledges of receivables under intercompany loans. The intercompany loans borrowed from Demag Finance S.à r.l. and Demag Mezz S.à r.l. by the Demag Cranes Group and outstandings of the Demag Cranes Group under the senior credit agreement and the mezzanine credit facility will be replaced or counter-guaranteed by the future financing at the time of the IPO. See also "*Material contracts—Other material contractual relationships—Existing financing*". Of the financial indebtedness in the aggregate amount of €220.9 million, an amount of €209.6 million is borrowed under the senior credit facility and the mezzanine credit facility both of which are guaranteed and secured. In addition, further indebtedness in the amount of €2.3 million exists which is also guaranteed and secured. In aggregate, an amount of €211.9 million is guaranteed and secured. Furthermore, there are promissory notes outstanding in the amount of €2.8 million which are secured as promissory notes. Financial leases amount to €1.6 million. A further amount of €4.6 million is not secured.

(7) Claims by the lenders under the planned future financing are to be secured by a guarantee provided by Demag Cranes AG and other Group companies. See "*Material Contracts—Other material contractual relationships—Future financing*". Of the further short and long-term financial indebtedness of €8.5 million, the amount of €2.3 million is guaranteed and secured. In addition, there are promissory notes outstanding in the amount of €2.8 million which are secured as promissory notes. Leasing payables amount to €1.6 million. A further amount of €1.8 million is not secured.

(8) For purposes of an adequate presentation, differences of capital reserves of DCC HoldCo (drei) GmbH are accounted for under the item "earnings reserve after deduction of minority interests".

(9) The item "earnings reserve" is reduced by costs of approximately €2.7 million (€4.0 million before taxes) incurred in connection with the repayment of the old credit facility.

(10) The "earnings reserve" item is reduced by costs in connection with the Offering of approximately €7.3 million (€12.0 million before taxes) and costs in the maximum amount of €0.6 million (€0.9 million before taxes) incurred by the Company in connection with the preferential allotment.

(11) Total of short-term financial debt, long-term financial debt and shareholders' equity.

(12) For ease of use, financial figures in columns (1)-(4) were rounded. Corresponding figures in the right column represent the sum of these rounded figures.

As of March 31, 2006, the Company had contingent liabilities in an amount of €87.7 million, primarily consisting of credit guarantees with regard to finance agreements of Demag Cranes as well as other guarantees and warranties, including buy-back obligations towards customers of certain products of the Port Technology segment (see "*Management discussion and analysis of financial condition and results of operations*").

NOTES CONCERNING HISTORIC FINANCIAL INFORMATION

The selected combined financial data as of and for the years ended September 30, 2005, 2004, 2003 and as of and for the six months ended March 31, 2006 and comparative information for the six months ended March 31, 2005 has been derived from the Combined Financial Statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ("Demag Cranes' Combined Financial Statements") included in the "*Financial statements*" section in this Offering Circular.

Demag Cranes' Combined Financial Statements as of and for the years ended September 30, 2005, 2004 and 2003 and Demag Cranes' Combined Financial Statements as of and for the six months ended March 31, 2006 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Demag Cranes' Combined Financial Statements have been prepared on the basis of the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, and they reflect the combined results of operations and financial condition of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH as if their businesses had operated on a combined basis from October 1, 2002 onwards. If this had occurred, the financial position, results of operations and cash flows of the Demag Cranes Group might have been different. Accordingly, the Combined Financial Statements do not purport either to represent what Demag Cranes' results of operations, financial condition and cash flows would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project Demag Cranes' consolidated results of operations, financial condition and cash flows for any future period or at any future date. See note 1 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired the Industrial Cranes and Services businesses of DCC HoldCo 3 (drei) GmbH and the Port Technology business of Gottwald HoldCo 3 (drei) GmbH as part of an acquisition of seven businesses from Siemens AG (the "Acquisition"). The Acquisition was accounted for using the purchase accounting method under IFRS. The application of purchase accounting under IFRS has had a material effect on the combined financial results of Demag Cranes. Among other things, the application of purchase accounting substantially increased cost of sales in fiscal year 2002/2003 and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. See "Management discussion and analysis of financial condition and results of operations—the Acquisition". The effects of the application of purchase accounting, however, have only been shown on the group level in Demag Cranes' Combined Financial Statements. Demag Cranes has three segments, which are Industrial Cranes, Port Technology and Services. The effects of the application of purchase accounting have been excluded from the segment results presented in the Combined Financial Statements of Demag Cranes.

In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses and income which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in expenses or income in more than one period. Management excludes these effects and costs when evaluating the performance of the individual segments, and the results of the segments presented in the Combined Financial Statements of Demag Cranes also exclude the effects of these items, which management refers to as "one-off effects". See note 4 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

At a group level, management presents adjusted gross profit, adjusted EBIT and adjusted EBITDA to eliminate the effects of the application of purchase accounting and the one-off effects described above, as well as certain charges from its parent company because it believes that these measures provide a more meaningful basis upon which to evaluate the group's operating performance during the periods under review. These measures are not defined under IFRS or United States Generally Accepted Accounting Principles ("U.S. GAAP"). The definitions of adjusted

EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be comparable to similarly titled measures of other companies.

There are differences between IFRS and U.S. GAAP. See "*Management discussion and analysis of financial condition and results of operations—Summary of certain differences between IFRS and U.S. GAAP*".

In the "*Financial statements*" section in the Offering Circular, negative amounts are preceded by a minus symbol. Elsewhere in this Offering Circular, negative amounts are indicated by parentheses.

SUMMARY OF COMBINED FINANCIAL DATA AND INFORMATION ON THE BUSINESS

You should read the summary combined financial information in conjunction with the sections titled "*Capitalization*" and "*Management discussion and analysis of financial condition and results of operations*" and the audited and unaudited Combined Financial Statements and the related notes included in this Offering Circular.

	Years ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in millions)		
Income Statement Data:					
Sales	844.0	810.1	881.6	392.1	465.2
Cost of sales	(695.9)	(621.7)	(654.0)	(290.4)	(342.4)
Gross Profit	**148.1**	**188.4**	**227.6**	**101.6**	**122.8**
R&D expense	(35.7)	(20.2)	(17.1)	(8.4)	(7.9)
SG&A expense	(174.1)	(168.1)	(190.5)	(91.1)	(95.9)
Other operating income (expense), net	5.8	6.2	15.6	3.3	0.0
Share of profit of associates	0.7	0.8	0.7	0.3	0.4
EBIT	**(55.2)**	**7.1**	**36.1**	**5.8**	**19.4**
Interest and similar income (expense), net	(12.3)	(37.2)	(33.6)	(18.9)	(8.4)
EBT	**(67.5)**	**(30.0)**	**2.5**	**(13.1)**	**11.0**
Income tax credit (expense)	21.7	10.6	(2.0)	5.4	(2.3)
Net income (loss) after tax	**(45.9)**	**(19.5)**	**0.5**	**(7.8)**	**8.6**
Balance Sheet Data (at period end):					
Cash and cash equivalents	45.5	35.5	43.2	n/a	37.8
Intangible assets(1)	187.7	178.5	179.8	n/a	181.6
Property, plant and equipment	180.5	159.7	123.2	n/a	122.1
Net working capital(2)	224.4	196.1	202.3	n/a	217.8
Total assets	903.9	826.7	867.7	n/a	838.1
Net financial debt(3)	360.5	286.9	178.3	n/a	174.1
Equity attributable to equity holders of the parent	1.9	65.1	160.5	n/a	170.0
Pension plans and similar obligations	124.9	122.2	139.4	n/a	140.9
Cash flow data:					
Cash flow from operating activities	62.6	4.9	19.8	(45.5)	5.3
Cash flow from investing activities	(19.7)	(6.3)	(10.0)	(1.9)	(1.6)
Cash flow from financing activities	(83.3)	(8.9)	(3.6)	37.6	(10.2)
Effect of foreign exchange rate changes in free cash flow	3.9	0.7	(0.8)	—	1.1
Change in cash and equivalents	**(36.5)**	**(9.6)**	**5.5**	**(9.8)**	**(5.4)**
Selected data from statement of changes in shareholders' equity					
Total shareholders' equity (gross) as of the beginning of the year	54.7	1.9	65.1	n/a	160.6
Net income after tax	(45.9)	(19.5)	0.5	n/a	8.6
Other changes	(7.0)	82.7	95.0	n/a	1.4
Total shareholders' equity (gross) as of the record date	**1.9**	**65.1**	**160.6**	**n/a**	**170.6**

	Years ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
			(€ in millions)		
Other Financial Data:					
Adjusted gross profit[4][7]	233.4	205.8	242.1	108.1	129.3
Adjusted EBIT[5][7]	52.2	34.1	64.0	18.8	30.9
Adjusted EBITDA[6][7]	76.2	55.9	84.9	28.9	40.8
Capital expenditures	(25.3)	(22.2)	(22.6)	(7.6)	(13.4)
Free cash flow before financing[8]	42.9	(1.4)	9.8	(47.3)	3.7
Free cash flow before financing, interest and tax[8]	59.7	20.4	39.9	(32.5)	13.7

(1) Includes goodwill. As of September 30, 2003, goodwill amounted to €119.1 million, compared to €118.6 million as of September 30, 2004 and €119.7 million as of September 30, 2005. As of March 31, 2006, goodwill amounted to €120.2 million.

(2) Net working capital represents inventories and trade accounts receivable less trade accounts payable and net advances (received/made).

(3) Net financial debt represents interest-bearing loans, shareholder loans and other financial indebtedness less cash and cash equivalents and short-term financial receivables.

(4) Adjusted gross profit comprises gross profit, adjusted for the following items:

	Year ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in millions)		
Gross profit	148.1	188.4	227.6	101.6	122.8
PPA Inventory[a]	59.6	(0.5)	—	—	—
PPA Depreciation and amortization[b]	21.1	16.4	11.8	5.9	5.5
Adjustments for one-off effects[c]	4.6	1.5	2.8	0.6	1.0
Adjusted gross profit	**233.4**	**205.8**	**242.1**	**108.1**	**129.3**

(a) Represents the effects of the purchase price allocation ("PPA") on cost of sales. In connection with the Acquisition, the value of inventory was increased to reflect fair market value, which resulted in a substantial increase in cost of sales in fiscal year 2002/2003.

(b) Effects of the fair value adjustments made in connection with the Acquisition, which results in higher depreciation and amortization in the subsequent periods.

(c) For information on these one-off effects, see note (c) to footnote (5) below.

(5) Adjusted EBIT comprises EBIT, adjusted for the following items:

	Year ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in millions)		
EBIT	(55.2)	7.1	36.1	5.8	19.4
PPA Inventory[a]	59.6	(0.5)	—	—	—
PPA Depreciation and amortization[b]	31.8	16.4	11.8	5.9	5.6
EBIT before PPA	36.1	23.0	47.9	11.7	25.0
Adjustments for one-off effects[c]	14.4	9.4	14.6	6.4	5.1
Adjustments for parent company charges[d]	1.7	1.7	1.5	0.8	0.8
Adjusted EBIT	**52.2**	**34.1**	**64.0**	**18.8**	**30.9**

(a) Represents the effects of the PPA on cost of sales. In connection with the Acquisition, the value of inventory was increased to reflect fair market value, which resulted in a substantial increase in cost of sales in fiscal year 2002/2003.

(b) Effects of the fair value adjustments made in connection with the Acquisition, which results in higher depreciation and amortization in the subsequent periods.

(c) The following table provides a breakdown of the adjustments for one-off effects:

	Year ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in millions)		
Restructuring and related expenses[aa]	3.5	6.9	13.8	5.4	2.0
Severance and redundancy expenses	4.6	6.1	12.3	4.8	3.5
Profits (losses) from divestments	0.0	(4.1)	(2.7)	0.7	(0.4)
Other income and expenses[bb]	6.3	0.4	(8.8)	(4.6)	—
Adjustments for one-off effects	**14.4**	**9.4**	**14.6**	**6.4**	**5.1**

(aa) This item does not include restructuring costs that are included in the Company's cash flow statement.

(bb) This item includes expenses incurred in connection with the separation from the Siemens group, income from the release of reserves as part of a restructuring measure, income from appreciation of a value adjustment of trademarks and patents, income from the release of reserves for retirement obligations and certain other items.

The adjustments for one-off effects include restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other effects or costs which management believes are not normally recurring or not in the ordinary course of business, and therefore are not considered by management to be indicative of Demag Cranes' ongoing operating performance. The adjustments made for "one-off" effects are not defined in accordance with IFRS accounting principles. Moreover, Demag Cranes may, in the future, incur costs and expenses similar to those being excluded as one-off effects (for example, costs of external consultants).

(d) Represents expenses for certain services, including strategic advice and financing services, provided by Demag Cranes AG's parent companies in exchange for a fee. Demag Cranes does not expect to incur similar charges subsequent to this offering of shares.

(6) Adjusted EBITDA comprises adjusted EBIT, as described above, less depreciation and amortization as shown in the table below:

	Year ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in millions)		
Adjusted EBIT	52.2	34.1	64.0	18.8	30.9
Depreciation and amortization[a]	24.0	21.7	21.0	10.0	9.9
Adjusted EBITDA	**76.2**	**55.9**	**84.9**	**28.9**	**40.8**

(a) Represents depreciation and amortization other than depreciation and amortization from the PPA.

(7) Demag Cranes believes that adjusted gross profit, adjusted EBIT and adjusted EBITDA are important measures because, among other things, they reflect adjustments to eliminate the impact of the effects of PPA, as well as certain other one-off effects. For more information, see footnotes (4) and (5), above. Management uses these measures because it believes they permit a more meaningful basis upon which to compare Demag Cranes' results of operations from year to year. Adjusted gross profit, adjusted EBIT and adjusted EBITDA are not measurements of performance under IFRS or U.S. GAAP, and should not be considered as alternatives to other indicators of Demag Cranes' performance, such as net income (loss), as determined by IFRS or U.S. GAAP accounting principles. The definitions of adjusted gross profit, adjusted EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be comparable to similarly titled measures of other companies.

(8) Demag Cranes does not manage its cash flow on a segment basis. For purposes of managing its cash flows, the Company utilizes measures that are not defined under IFRS or U.S. GAAP. Such measures include free cash flow before financing and free cash flow before financing, interest and tax payments. The Group uses free cash flow before financing, since such cash flow is available for distribution to shareholders of for general financing purposes.

Segment data

Demag Cranes' business activities are organized into three segments: Industrial Cranes, Port Technology and Services. The tables below present external sales, gross profit and EBIT for each of the segments for the years ended September 30, 2005, 2004 and 2003 and for the six-month periods ended March 31, 2006 and 2005, together with the percentage of corresponding segment sales in relation to total sales. Adjusted gross profit, adjusted EBIT and adjusted EBITDA on the group level exclude the effects of purchase accounting, the "one-off effects" described above and certain charges from its parent company. In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses or profits which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in costs and income in more than one period.

	Year ended September 30,					
	2003	%	2004	%	2005	%
	(audited) (€ in millions, except percentages)					
Sales (by segment)						
Industrial Cranes	439.7		393.6		409.9	
Port Technology(1)	183.4		194.9		237.1	
Services	220.8		221.6		234.6	
Total sales	**844.0**		**810.1**		**881.6**	
Gross profit	**148.1**	**17.5**	**188.4**	**23.3**	**227.6**	**25.8**
Industrial Cranes	111.5	25.4	87.4	22.2	103.4	25.2
Port Technology	43.7	23.8	43.6	22.4	52.0	21.9
Services	78.2	35.4	74.8	33.8	86.7	37.0
Adjusted gross profit	**233.4**	**27.7**	**205.8**	**25.4**	**242.1**	**27.5**
EBIT	**(55.2)**	**(6.5)**	**7.1**	**0.9**	**36.1**	**4.1**
Industrial Cranes	(1.7)	(0.4)	(15.9)	(4.0)	1.3	0.3
Port Technology	9.6	5.2	15.5	8.0	20.4	8.6
Services	44.3	20.1	34.4	15.6	42.3	18.0
Adjusted EBIT	**52.2**	**6.2**	**34.1**	**4.2**	**64.0**	**7.3**

	Six months ended March 31,			
	2005	%	2006	%
	(unaudited) (€ in millions, except percentages)			
Sales (by segment)				
Industrial Cranes	196.9		226.4	
Port Technology[(1)]	84.6		110.7	
Services	110.5		128.0	
Gross profit	**101.6**	**25.9**	**122.8**	**26.4**
Industrial Cranes	49.7	25.2	58.2	25.7
Port Technology	17.3	20.4	23.8	21.5
Services	41.1	37.2	47.4	37.0
Adjusted gross profit	**108.1**	**27.6**	**129.3**	**27.8**
EBIT	**5.8**	**1.5**	**19.4**	**4.2**
Industrial Cranes	(4.3)	(2.2)	2.4	1.1
Port Technology	3.6	4.3	7.0	6.3
Services	19.6	17.7	21.5	16.8
Adjusted EBIT	**18.8**	**4.8**	**30.9**	**6.6**

(1) Includes Port Technology sales to the Industrial Cranes segment for resale to end-customers. Such intersegment sales amounted to €15.7 million in the fiscal year 2004/2005, €5.6 million in the fiscal year 2003/2004 and €6.1 million in the fiscal year 2002/2003. Port Technology sales to the Industrial Cranes segment amounted to €10.7 million in the six months ended March 31, 2006 and €6.5 million in the six months ended March 31, 2005. The elimination occurs on the level of the Industrial Cranes segment.

The following table illustrates Demag Cranes' sales by geographic area for the periods indicated:

	Year ended September 30,					
	2003	%	2004	%	2005	%
	(audited) (€ in millions, except percentages)					
Sales	**844.0**	**100.0**	**810.1**	**100.0**	**881.6**	**100.0**
Germany	192.2	22.8	181.2	22.4	181.8	20.6
Europe (excl. Germany)	338.9	40.2	305.7	37.7	367.7	41.7
The Americas	148.5	17.6	132.3	16.3	155.3	17.6
Other regions	164.5	19.5	190.9	23.6	176.8	20.1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of Demag Cranes' results of operations and financial condition in the periods set forth below. You should read this discussion in conjunction with the sections entitled "*Selected combined financial and other information on the business*", as well as with the Combined Financial Statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ("Demag Cranes' Combined Financial Statements") and the related notes thereto.

Demag Cranes' Combined Financial Statements as of and for the years ended September 30, 2005, 2004 and 2003 and Demag Cranes' Combined Financial Statements as of and for the six months ended March 31, 2006 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Demag Cranes' Combined Financial Statements have been prepared on the basis of the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, and they reflect the combined results of operations and financial condition of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH as if their businesses had operated on a combined basis from October 1, 2002 onwards. If this had occurred, the financial position, results of operations and cash flows of the Demag Cranes group might have been different. Accordingly, the Combined Financial Statements do not purport either to represent what Demag Cranes' results of operations and financial condition would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project Demag Cranes' consolidated results of operations or financial condition for any future period or at any future date. See note 1 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005, included in the "*Financial statements*" section in this Offering Circular.

The consolidated financial statements of DCC HoldCo 3 (drei) GmbH, the predecessor of Demag Cranes, as of and for the years ended September 30, 2005, 2004 and 2003 have been prepared in accordance with IFRS and are presented in this Offering Circular solely to satisfy the requirements of the German Securities Prospectus Act (*Wertpapierprospektgesetz*). The consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH as of and for the years ended September 30, 2005, 2004 and 2003 have been prepared in accordance with IFRS and are also included herein in the interest of a balanced presentation.

The unconsolidated financial statements of DCC HoldCo 3 (drei) GmbH as of and for the years ended September 30, 2005, 2004 and 2003 prepared in accordance with German Generally Accepted Accounting Principles ("German GAAP") are also included in the "*Financial statements*" section in this Offering Circular.

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired the industrial cranes and services businesses, which subsequently were managed by DCC HoldCo 3 (drei) GmbH, and the port technology business, which subsequently was managed by Gottwald HoldCo 3 (drei) GmbH, as part of an acquisition of seven businesses from Siemens AG (the "Acquisition"). The Acquisition was accounted for using the purchase accounting method under IFRS. The application of purchase accounting under IFRS has had a material effect on the combined financial results of Demag Cranes since the Acquisition. Among other things, the application of purchase accounting substantially increased cost of sales in the 2002/2003 fiscal year and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. See "*—The Acquisition*". The effects of the application of purchase accounting, however, have only been shown on the group level in the Combined Financial Statements. The effects of the application of purchase accounting have been excluded from the results of Demag Cranes' three segments, which are Industrial Cranes, Port Technology and Services, presented in the Combined Financial Statements of Demag Cranes, where they are referred to as "segments".

In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses and income which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in expenses or income in more than one period. Management excludes these effects and costs when evaluating the performance of the individual segments, and the results of the segments

presented in the Combined Financial Statements of Demag Cranes also exclude the effects of these items, which management refers to as "one-off effects." See note 4 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005, included in the "*Financial statements*" section in this Offering Circular.

At a group level, management presents adjusted gross profit, adjusted EBIT and adjusted EBITDA to eliminate the effects of the application of purchase accounting and the one-off effects described above (as well as certain charges from its parent company) because it believes that these measures provide a more meaningful basis upon which to evaluate the group's operating performance during the periods under review. These measures are not measures under IFRS or United States Generally Accepted Accounting Principles ("U.S. GAAP"). The definitions of adjusted gross profit, adjusted EBIT and adjusted EBITDA used by Demag Cranes may differ from similar definitions used by other companies and thus may not be fully comparable to similarly titled measures of other companies.

There are differences between IFRS and U.S. GAAP. For more information, please see "*—Summary of certain differences between IFRS and U.S. GAAP*".

This discussion includes forward-looking statements which, although based on assumptions that Demag Cranes considers to be reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties, please see the sections entitled "*General Information—Forward-looking statements*" and "*Risk factors*". For the convenience of the reader, financial amounts have been rounded to millions, and changes presented in absolute figures or percentages in the discussion and analysis have been calculated on the basis of such rounded figures.

Overview

Demag Cranes is one of the world's leading providers of industrial cranes, crane components, harbor cranes and port automation technology. Services, including maintenance and refurbishment, are another core element of its business activities. The Group operates through three segments: Industrial Cranes, Port Technology and Services.

With "Demag" and "Gottwald" Demag Cranes has strong brands and is, in the Company's opinion, one of the global market leaders by virtue of its innovation and technology leadership, its excellent product and service quality and its close and long-term customer relationships. The Group manufactures in 16 countries on five continents and operates one of the most extensive global distribution and services networks in the industry, with a presence in more than 60 countries, reaching customers in over 100 countries.

The Group's core expertise is in the development and construction of technologically advanced cranes and hoists, as well as automated transport and logistic systems in ports, the manufacture of high-quality components, and the provision of services for these products. Demag Cranes' products are distinguished by their high quality in terms of safety, reliability, longevity and precision while offering low cost maintenance over their entire lifespan. Product development and production are carried out on a modularized and standardized basis, offering customers individual solutions with short delivery times. Through the increasing involvement of crane manufacturing partners in the Industrial cranes segment, the Group achieves broad geographical coverage in less industrialized regions and a high level of operating flexibility in order to specifically react to demand fluctuations. Moreover, through the co-operation with outsourcing partners, the Company is able to concentrate on the development, construction and manufacture of technologically advanced components.

Demag Cranes has been manufacturing cranes and hoists for more than a century. The business operations of the current Group are the result of a combination of Demag Cranes & Components GmbH (Industrial Cranes and Services segment) and Gottwald Port Technology GmbH (Port Technology segment). Since 2002, both have been owned indirectly by Demag Holding S.á r.l., in which private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. hold an 81% interest, and Siemens AG holds a 19% interest. In recent years, Demag Cranes has consistently pursued the strategy of positioning itself to attain profitable growth in the future. This has been achieved principally through significant internationalization of its business, the successful

development and market introduction of new products, and the implementation of extensive programs to increase efficiency. In fiscal year 2004/2005, the Group generated total sales of €881.6 million and an adjusted EBITDA of €84.9 million (combined financial statements per September 30, 2005) with 5,520 employees, excluding trainees and temporary employees (as of September 30, 2005).

The Acquisition

Demag Cranes accounted for the Acquisition in 2002 using the purchase accounting method under IFRS. The application of purchase accounting under IFRS has had a material effect on Demag Cranes' financial results. As discussed below under "*—Critical accounting policies—Purchase Accounting*", in applying purchase accounting Demag Cranes allocated the purchase price paid to the assets and liabilities acquired, valuing these at their fair market value. The principal impacts of purchase accounting were as follows:

- the value of inventory was increased to reflect fair market value, which substantially increased cost of sales in the 2002/2003 fiscal year;
- tangible assets (other than inventory) were revalued to reflect fair market value, which resulted in higher depreciation in subsequent periods;
- intangible assets were revalued to reflect fair market value, which resulted in higher amortization in subsequent periods;
- a provision was created in respect of restructuring costs;
- pensions and similar obligations were revalued to reflect fair market value;
- partial retirement obligations (*Altersteilzeitverpflichtungen*) were revalued to reflect fair market value; and
- the remaining surplus of the purchase price over the value of assets acquired, less the value of liabilities assumed, was capitalized as goodwill.

The table below presents the effects of purchase accounting on EBIT for the years ended September 30, 2005, 2004 and 2003 and for the six-month periods ended March 31, 2006 and 2005.

	Year ended September 30,			Six months ended March 31,	
	2003	**2004**	**2005**	**2005**	**2006**
		(audited)		(unaudited)	
			(€ in millions)		
EBIT	(55.2)	7.1	36.1	5.8	19.4
Effects for purchase accounting in inventory(1)	59.6	(0.5)	—	—	—
Effects from purchase accounting on depreciation and amortization(2)	31.8	16.4	11.8	5.9	5.6
EBIT before purchase accounting	**36.1**	**23.0**	**47.9**	**11.7**	**25.0**

(1) Represents the effects of the purchase price allocation ("PPA") on cost of sales. In connection with the Acquisition, the value of inventory was increased to reflect fair market value, which resulted in a substantial increase in cost of sales in the 2002/2003 fiscal year.

(2) Represents depreciation and amortization from the PPA on tangible and intangible assets (other than inventory) resulting from fair value adjustments made in connection with the Acquisition, which affected all periods under review.

As discussed above, the effects of purchase accounting have been excluded from the results of the segments as presented in Demag Cranes' Combined Financial Statements.

According to its current budget, Demag Cranes expects the effects from purchase accounting on depreciation and amortization for the current fiscal year to amount to approximately €11.4 million. For the 2006/2007 fiscal year, Demag Cranes expects these effects to amount to approximately €9.8 million. Demag Cranes expects these effects to be significantly lower in the fiscal years subsequent to the 2006/2007 fiscal year. Demag Cranes' budget for the effects from purchase accounting is based on its current understanding on how the application of purchase accounting under IFRS affects depreciation and amortization of tangible and intangible assets.

Future depreciation and amortization expenses resulting from the application of purchase accounting may be lower or higher than currently planned.

Factors affecting demand for and sales of Demag Cranes' Industrial Cranes, Port Technology and Services segments

General economic and industry conditions

Many of the end-users of the products and services sold through the Industrial Cranes and Services segments operate in cyclical industries, such as the automotive, aviation or steel handling industries, which are sensitive to changes in general economic or industry specific conditions. In addition, many of the customers of the Port Technology segment, such as the operators of port terminals, depend on the demand for the containerized and bulk goods they handle. Thus, general and industry-specific economic conditions and trade volumes directly affect Demag Cranes' customers' businesses. As a result, the demand for Demag Cranes' products and, to a lesser degree, services is related to the level of activity in the facilities of its end-customers and global and regional trade volumes generally, and to capital expenditure plans of Demag Cranes' customers in particular. Accordingly, Demag Cranes' results of operations are subject to changes in the general economic environment and to industry-specific conditions. For example, a decline in capital goods spending in the industries in which the end-users of products manufactured by the Industrial Cranes segment operate contributed, among other factors, to a general market downturn in the Industrial Cranes business in the 2002/2003 fiscal year, and to a continued market-down turn in Western Europe in the 2003/2004 fiscal year. These lower levels of demand as well as price declines contributed to a significant decrease in sales in the Industrial Cranes segment from the 2001/2002 fiscal year to the 2002/2003 fiscal year. A decline in demand in Western Europe in the 2003/2004 fiscal year and further decreases in prices led to a further decline in Industrial Cranes sales by €46.1 million, or 10.5%, from €439.7 million for the year ended September 30, 2003, to €393.6 million for the year ended September 30, 2004. Excluding sales generated by sold or abandoned businesses, sales would have decreased by 4.9% from the 2002/2003 fiscal year to the 2003/2004 fiscal year. In the 2002/2003 fiscal year, sold or abandoned businesses generated sales of €38.4 million, and in the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million. In the Port Technology segment, the periods under review were characterized by growth but also significant competition, which made it difficult to respond to external price pressures such as rising steel prices, rising shipping costs, exchange rate movements and customers delaying investments in the replacement of port equipment.

Since the end of the 2003/2004 fiscal year, there has been a noticeable improvement in demand for and pricing of the products manufactured by the Industrial Cranes segment. Industrial Cranes sales increased by €16.3 million, or 4.1%, from €393.6 million for the year ended September 30, 2004, to €409.9 million for the year ended September 30, 2005. Excluding sales generated by sold or abandoned businesses, sales would have increased by 6.3% from the 2003/2004 fiscal year to the 2004/2005 fiscal year. In the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million, and in the 2004/2005 fiscal year, sold or abandoned businesses generated sales of €4.5 million. Industrial Cranes sales increased by €29.5 million, or 15.0%, to €226.4 million for the six months ended March 31, 2006, from €196.9 million for the six months ended March 31, 2005. Demag Cranes expects this trend to continue driven by a recovery in the industries in which its customers operate and by increased investments by customers in plant automation. Demag Cranes believes that the Industrial Cranes segment's strong current order book, as compared with previous years' order book, confirms this general trend.

Continuous strong market growth and the launch of new products also helped sales of the Port Technology segment in recent periods. Demag Cranes expects further strong growth in global and regional trade and investments in port equipment to continue to drive Port Technology sales. Demag Cranes believes that growing trade volumes and investments in port equipment have contributed to high orders for Port Technology products, with an increase in the number of orders as of March 31, 2006, compared with the order book of the Port Technology segment as of March 31, 2005.

Growth in demand from emerging markets

Demag Cranes believes that high growth opportunities exist in emerging markets, such as China, South-East Asia, South America, Eastern Europe and the Middle East, for sales of products and services of all three of its segments, as countries in these regions upgrade their industrial base and transform their economies to the standards of industrialized Western nations. As part of this transformation process, and as these countries experience GDP growth, significant investments are being made in manufacturing facilities and infrastructure, which in turn leads to investments in material flow solutions, as well as increased demand for related services.

With respect to sales of its Industrial Cranes segment, Demag Cranes believes that growth in emerging markets, in particular in China, India, Brazil, the Commonwealth of Independent States and Eastern Europe, will be driven mainly by three factors:

- increase in local demand;
- higher exports from emerging markets; and
- construction and modernization of local production facilities, in particular in connection with the relocation of manufacturing bases from developed countries to emerging markets.

With respect to sales of the Port Technology segment, Demag Cranes expects growth to be driven by increasing international trade flows as a result of further globalization. Demag Cranes expects this to lead to growth in global and regional trade volumes, which is expected to result in significant investments in equipment for container handling and the handling of bulk goods by operators of larger and smaller ports in emerging markets, in particular in the Middle East and South-East Asia.

With respect to sales of the Services segment, Demag Cranes expects demand for services to pick up in emerging markets as an increasing volume of products is sold in these countries. In addition, Demag Cranes expects that the implementation of stricter regulatory requirements in emerging markets will drive demand for services.

Demag Cranes believes that it has already established leading positions in major emerging markets. Through its existing international sales and distribution network, Demag Cranes actively targets further customers in emerging markets to benefit from the growth potential that these markets have to offer and to increase its market share in such markets. Demag Cranes believes that it will be able to increase both the volume of sales generated in such markets, as well as the overall contribution of these geographic markets to its sales.

Growth in demand for services

Demag Cranes expects the global market for services related to the products sold through the Industrial Cranes and Port Technology segments to grow significantly over the next years as the substantial installed base of products ages, requiring maintenance and refurbishment, which will drive demand for services, particularly in developed countries where the installed base is the largest. Demag Cranes believes that the market for services is less susceptible to cyclical fluctuations, with service and spare parts sales generally increasing in times when customers defer the replacement of capital goods. Moreover, because a portion of demand for services is driven by regulatory requirements, services revenues tend to be more reliably recurring, which has contributed a degree of stability to Demag Cranes' results.

Demag Cranes' installed base offers potential for additional high-margin growth, especially in developed markets, as the Company's services business relates to only approximately 37% of the estimated total potential services business associated with its installed base (as of the end of fiscal year 2003/2004). Demag Cranes also plans to generate higher Services sales with respect to industrial crane products manufactured by third parties, which accounted for approximately €99 million of sales (approximately 42% of Services sales) for the fiscal year 2004/2005. In addition, Demag Cranes expects the trend among the Industrial Cranes segment's customers toward outsourcing their service operations to continue. Demag Cranes believes that it is well positioned to capture some of this business and increase its market share by expanding its geographic coverage and extending its service offering. With just under 1,000 mobile harbor cranes delivered to customers, Demag Cranes can also expect to benefit from demand for servicing of such cranes. If Demag Cranes is successful in increasing its sales from services, then its success could be

expected to contribute to improvements in its overall gross profit margin, as services sales generally have higher margins than product sales.

Introduction of new products

Demag Cranes believes that the introduction of new products and services will positively impact sales and margins. In the Port Technology segment, Demag Cranes has focused on the development of a new generation mobile harbor crane, the "Generation 5" mobile harbor crane, which offers customers increased flexibility and efficiency due to its ability to handle heavier loads than its predecessors as well as its ability to handle a greater variety of loads, from containers to fruit, agro-bulk, chemicals, steel and waste. Since Demag Cranes was able to reduce the manufacturing costs and streamline the production processes of this new generation mobile harbor crane through standardization, partial serial production and outsourcing of certain production processes, it believes that it will be able to realize higher margins on sales of Generation 5 mobile harbor cranes as compared to sales of older crane generations. In addition, Demag Cranes has introduced a number of automated products to the market, such as the diesel-electric version of its Automated Guided Vehicles and the Automated Stacking Cranes, with respect to which it has already entered into agreements with two major customers. With increasing capacity constraints on ports and shorter throughput times, Demag Cranes expects demand for these products to increase. In the Industrial Cranes segment, Demag Cranes launched the innovative DR rope hoist and DC chain hoist families in 2004 with subsequent extensions for heavier loads. Demag Cranes believes that it will be able to generate higher sales with these products as compared to sales of rope and chain hoists previously produced by Demag Cranes, and it believes that it will be able to realize cost savings in the production process resulting from improvements in design and the sourcing of materials. In addition, Demag Cranes is planning to launch a new chain hoist series for the volume segment. This series will target the attractive higher volume/lower requirements segment of the market in which Demag Cranes has only been active to a limited extent in the past. As Demag Cranes expects to gain market share in the higher volume/lower requirements market, it expects products sold under the "Donati" brand to contribute to sales growth.

Seasonality

Demag Cranes' sales are subject to some seasonality, with sales, earnings, cash flow and margins typically peaking at the end of Demag Cranes' fiscal year on September 30. For example, in the 2004/2005 fiscal year, Demag Cranes generated 55.5% of its sales in the second half of the fiscal year. Higher sales at the end of Demag Cranes' fiscal year, in particular in the Port Technology segment, are the result of a higher number of customers being billed at that time for products delivered and services rendered during Demag Cranes' fiscal year.

Factors affecting Demag Cranes' costs

Restructuring and cost reduction programs

Since 2003, Demag Cranes has undertaken restructuring and cost saving initiatives in connection with ongoing efforts to enhance efficiency and profitability. These measures were primarily focused on cost reduction and flexible cost structures, as well as the improvement of manufacturing and general business processes. In the Industrial Cranes and Services segments, the successful implementation of restructuring programs to date has resulted in an overall streamlining of production capacity through the closure of certain crane and component plants in Western Europe, the relocation of production capacity to new, cost-efficient plants in the Czech Republic and China and the reduction of headcount and personnel costs across all functions in high-cost countries. In addition, cost savings and efficiency programs in the Industrial Cranes and Services segments focused on improvements to these segments' procurement strategies, reducing manufacturing throughput and delivery times. In the Port Technology segment, Demag Cranes initiated cost reduction and efficiency programs designed to reduce the segment's cost base, primarily focusing on the outsourcing of certain production processes, the implementation of new procurement strategies and streamlining processes across the entire value chain. In addition, Demag Cranes lowered the manufacturing costs of new product generations, such as the Generation 5 mobile harbor crane and the DR rope hoist and DC chain hoist families, through standardization and modularization of such products, as well as the optimization of their design.

In connection with its restructuring programs, Demag Cranes significantly improved working capital management. In addition, Demag Cranes decided to dispose of oversized real estate and other non-essential assets and to optimize its asset base. In the year ended September 30, 2003, Demag Cranes sold assets relating to the Industrial Cranes segment with a total book value of €2.9 million. In the year ended September 30, 2004, Demag Cranes disposed of three assets with an aggregate book value of €9.6 million. In the following fiscal year, Demag Cranes disposed of assets with a total book value of €9.3 million, and in the six-month period ended March 31, 2006 Demag Cranes sold assets with a total book value of €13.0 million. The proceeds of these disposals amounted to €5.5 million in the 2002/2003 fiscal year, €15.4 million in the 2003/2004 fiscal year, €13.6 million in the 2004/2005 fiscal year and €13.6 million in the six months ended March 31, 2006.

Demag Cranes incurred significant costs in connection with restructuring programs and other cost savings and efficiency initiatives in the Industrial Cranes and Services segments in the years ended September 30, 2005, 2004 and 2003. With respect to cost reduction and efficiency programs in the Port Technology segment, Demag Cranes also incurred significant costs in each of the years ended September 30, 2005, 2004 and 2003. Demag Cranes currently expects to incur only minor costs related to restructuring and similar programs in the second half of the current fiscal year, and it does not currently expect to incur significant costs related to restructuring and similar programs beyond the 2005/2006 fiscal year. Demag Cranes' budget for restructuring and similar programs remains contingent on its assessment of market conditions and opportunities, as well as other factors. Therefore, future costs and expenses related to restructuring and similar measures may be higher or lower than currently planned.

The table below presents the one-off effects of costs and expenses incurred in connection with the restructuring and cost savings initiatives on EBIT before purchase accounting (see "—*The Acquisition*") for the years ended September 30, 2005, 2004 and 2003 and for the six-month periods ended March 31, 2006 and 2005.

	Year ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
	(audited)			(unaudited)	
	(€ in millions)				
EBIT before purchase accounting	36.1	23.0	47.9	11.7	25.0
Restructuring and consulting expenses[1]	3.5	6.9	13.8	5.4	2.0
Severance and redundancy expenses	4.6	6.1	12.3	4.8	3.5
Profits (losses) from divestments	0.0	(4.1)	(2.7)	0.7	(0.4)
Other[2]	6.3	0.4	(8.8)	(4.6)	—
EBIT before one-off effects	**50.5**	**32.4**	**62.5**	**18.0**	**30.1**
Adjustments for parent company charges[3]	1.7	1.7	1.5	0.8	0.8
Adjusted EBIT	**52.2**	**34.1**	**64.0**	**18.8**	**30.9**

(1) Excludes restructuring payments from accruals, which are reflected in Demag Cranes' statement of cash flows.

(2) Includes costs and expenses incurred in connection with the separation from the Siemens group following the Acquisition, costs related to the reversal of an accrual taken in connection with a restructuring measure, the reversal of impairment charges related to trademarks and patents, the release of accruals for partial retirement obligations and certain other items.

(3) Represents expenses for certain services, including strategic advice and financing services, provided by Demag Cranes' parent companies in exchange for a fee. Demag Cranes does not expect to incur similar charges subsequent to this offering of shares.

Measures undertaken by Demag Cranes in connection with the implementation of restructuring programs and cost savings initiatives contributed significantly to the positive development of Demag Cranes' profitability during the periods under review, although the benefit was partially offset by costs associated with the expansion of its business into new markets, the development of new products and the adverse effects of foreign exchange rates. Demag Cranes' restructuring programs have contributed to a reduction of personnel expenses as a percentage of sales from 40.8% in the 2002/2003 fiscal year to 34.0% in the 2004/2005 fiscal year. Going forward, Demag Cranes expects its restructuring and cost reduction programs to lead to further savings.

Cost of raw materials and volatility of raw material prices

Material costs, including costs of raw materials and intermediate goods, represented approximately 48.4% of Demag Cranes' sales for the year ended September 30, 2005. The principal raw material used in Demag Cranes' operations is steel. The steel industry as a whole is highly cyclical, and at times steel prices can be volatile due to a number of factors, including speculation, labor costs, competition, import duties, tariffs and currency exchange rates and, in particular, general economic conditions. In recent years, steel prices have been affected by capacity constraints, consolidation in the steel industry and strong demand from emerging markets, such as China and India. Over the periods under review, the market price of steel has increased significantly, with standard plate steel prices rising from €350 per metric ton to €650 per metric ton over the 18-month period ending June 2005. While steel prices have stabilized in recent months, Demag Cranes does not currently expect a decrease in steel prices in the near future.

Demag Cranes' ability to manage its exposure to volatile prices for steel and other raw materials depends on its ability to successfully pass on price increases to its customers and its arrangements with raw material suppliers and suppliers of intermediate goods. Since May 2004, Demag Cranes has been able to pass on material price increases to certain of its customers by introducing price mark-ups for sales of Industrial Cranes products to account for increases in steel and copper prices. As far as raw material supplies are concerned, Demag Cranes has tried to mitigate its exposure to raw material price increases by pooling its demands to benefit from economies of scale, reducing delivery times and using differentiated sourcing strategies. With respect to increases in prices of intermediate goods used in the Port Technology segment, Demag Cranes aims to manage its exposure by entering into medium- and long-term agreements with suppliers.

Freight rates

Freight rates account for a significant portion of cost of sales, and high freight rates have an adverse impact on Demag Cranes' gross profits. Freight costs represented approximately 5.2% of Port Technology sales for the year ended September 30, 2005. The Port Technology segment in particular is sensitive to changes in freight rates due to the fact that all of its products are produced in Germany and have to be shipped to customers around the globe, whereas the Industrial Cranes segment has manufacturing sites and local partners across different countries.

In recent years, freight rates have increased significantly due to rising fuel prices, growth in global and regional trade volumes, especially with respect to cargo movement between Asia and North America and Asia and Europe, and a general shortage of vessel capacity. The impact of rising freight costs on cost of sales of the Industrial Cranes segment has been mitigated by Demag Cranes' local manufacturing strategy, pursuant to which it has moved the production and assembly of certain products close to customers in strategically important markets, such as China and Brazil. In addition, Demag Cranes has addressed increasing freight rates primarily by extending the use of new pricing policies in its Port Technology segment to enable it to pass on such increases to its customers. Pursuant to these new pricing policies, freight rates will generally be quoted on an indicative basis only, and the customer will be invoiced at the actual freight rate on the day of shipment of the products.

Research and development

For the years ended September 30, 2005, 2004 and 2003, Demag Cranes expended €21.7 million (2.5% of sales), €21.2 million (2.6% of sales) and €35.7 million (4.2% of sales), respectively, on research and development, of which €4.6 million of development cost was capitalized in the fiscal year 2004/2005 and €1.0 million of development cost was capitalized in the fiscal year 2003/2004; no expenditure for activities (€0.0 million) was capitalized in the fiscal year 2002/2003. Included in research and development expense in the 2002/2003 fiscal year was a €10.6 million amortization of research and development know-how, which had been written-up at the time of the Acquisition as a result of the application of purchase accounting. This amortization of research and development know-how was part of the total depreciation and amortization of €31.8 million resulting from the application of purchase accounting in the 2002/2003 fiscal year.

Demag Cranes' research and development activities focus on four major objectives:

- development of innovative products and services;

- extension of the range of existing products and services based on customer requirements;
- standardization and modularization of products to reduce manufacturing costs; and
- continual improvement of existing products and services.

As part of the development of new products, Demag Cranes makes substantial expenditures on research and development. While the majority of Demag Cranes' research and development expenditures are recorded in its income statement, Demag Cranes capitalizes development expenditure that is directly related to the development of new products and amortizes the amounts capitalized over the period in which it expects to earn revenues from such products. See "*—Critical accounting policies—Development costs*". During the periods under review, Demag Cranes capitalized development expenditures with respect to its Port Technology segment only. Such expenditure related primarily to the development of the Generation 5 mobile harbor cranes and harbor pontoon cranes, as well as expenditures related to the development of Automated Stacking Cranes and E-Automated Guided Vehicles, which are powered by diesel-electric drives.

Demag Cranes expects overall research and development expenses, expressed as a percentage of sales, to remain broadly stable in the current and immediately following fiscal years. Demag Cranes currently expects to capitalize a comparable amount of development costs in the current fiscal year, with a slightly lower amount being capitalized thereafter. Demag Cranes expects research and development expenses with respect to the Industrial Cranes segment to decrease, due to the fact that the development of new products, such as the DR rope hoist and the DC chain hoist product families, was largely completed in the year ended September 30, 2005. Research and development expenditures with respect to the Port Technology segment are likely to increase in amount and as a percentage of total research and development costs as Demag Cranes seeks to enhance its position as an innovator in port technology. As most of the development related to new products is completed, these costs will primarily relate to improvements and modifications to such products.

Financing costs

Demag Cranes' financing costs, which constitute a significant portion of the expenses reflected in interest and similar income (expense) in Demag Cranes' income statement, primarily consist of interest expense related to its financing activities. Interest expense in any given period reflects changes in the amounts of outstanding indebtedness and, since a portion of Demag Cranes interest payments have been or will be based on floating rates of interest, changes in interest rates.

The Acquisition by private equity investment funds advised by KKR of all seven businesses from Siemens AG was primarily financed by drawings under a senior credit facilities agreement (the "2002 Credit Facility"), which made available senior term facilities of €825.0 million and a senior revolving facility of €400.0 million, the issuance of a €215.0 million vendor loan note to Siemens AG (the "Vendor Loan Note") and €200.0 million of shareholder loans (the Vanilla Loan). Affiliates of the parent of Demag Cranes repaid the Vendor Loan Note in full in February 2004 with drawings under the 2002 Credit Facility and under a €100.0 million mezzanine credit facility (the "Mezzanine Facility"). Following the waiver of shareholder loans in the amount of €77.0 million in June 2004 and the disposal of three of the businesses originally acquired in the Acquisition, all amounts outstanding under the 2002 Credit Facility and the Mezzanine Facility were refinanced under new credit facilities agreements in December 2004 (together, the "2005 Credit Facility"), which made available €565.0 million of senior term facilities, a €100.0 million mezzanine credit facility and a €275.0 million senior revolving credit facility. See "*Material Contracts—Other material contractual relationships—Financing agreements.*"

Immediately prior to this offering of shares, Demag Cranes intends to enter into a new €325.0 million senior revolving credit facility (the "New Credit Facility"). This is expected to be available in euro or in other currencies and can be drawn (including with respect to individual loans vis-à-vis individual lenders) in the form of cash, standby letters of credit, bank guarantees and commercial credit. This facility shall be available in euro and other currencies and can be used, for example, in the form of cash disbursements, bank guarantees, performance bonds and letters of credit. The initial interest rate on advances under the New Credit Facility is equal to EURIBOR plus an expected margin of 0.7% per annum for each interest period, and the margin payable by Demag Cranes is subject to adjustments based on certain conditions. Demag Cranes and certain of its subsidiaries will be able to directly borrow funds under the New Credit Facility, which will lower the

effective average interest rate paid by Demag Cranes for its financing as compared to the 2005 Credit Facility, under which Demag Cranes received funds indirectly pursuant to inter-company on-loans from the respective borrowers under such facilities. In addition, since the New Credit Facility provides for revolving facilities, the New Credit Facility will provide Demag Cranes with greater flexibility and, depending on its working capital, capital expenditure and other financing needs, the New Credit Facility may enable it to reduce financing costs further by maintaining lower average outstanding balances. For a more detailed description of the New Credit Facility, see "*Material Contracts—Other material contractual relationships—Financing agreements*".

In connection with the refinancings described above, Demag Cranes was able to reduce significantly its interest and similar expense (including the amortization of financing costs) related to its financial debt. Interest expense before currency gains (losses) decreased from €41.7 million for the year ended September 30, 2003 to €33.9 million for the year ended September 30, 2005. Interest expense before currency gains (losses) decreased from €19.2 million for the six months ended March 31, 2005 to €10.8 million for the six months ended March 31, 2006. Demag Cranes believes that the improved credit position it will obtain in connection with the new financing reflects the ongoing positive development of its business and the market generally.

Other factors affecting Demag Cranes' results

Sales mix

Demag Cranes' revenues and cost of sales in any given period will reflect not only the volume of products sold and services provided, but also the mix of such sales. As sales of some products and services provide for higher gross profit margins relative to sales of other products and services, increases in sales of such products and services as a percentage of total sales would increase Demag Cranes' gross profit margin. Conversely, higher sales of low gross profit margin products and services relative to sales of high gross profit margin products and services would result in a decrease in Demag Cranes' gross profit margin.

With respect to products sold through the Industrial Cranes segment, sales of components generally result in higher gross profit margins than process crane sales, which in turn generally produce higher margins than sales of standard cranes. In the Port Technology segment, services generally result in the highest gross profit margins, followed by non-automated products and automated products. Services sales generally offer the highest gross profit margins. Margins in the Industrial Cranes segment have historically been relatively low. However, sales of products in the Industrial Cranes segment can contribute to higher margin Services sales to the extent Demag Cranes captures a share of the services business from buyers of such products.

Exchange rate fluctuations

Demag Cranes conducts transactions in currencies other than the euro, particularly in U.S. dollars. Demag Cranes' results are therefore affected by fluctuations in the value of the euro against the U.S. dollar and other currencies. In particular, Demag Cranes is vulnerable to foreign exchange fluctuations since:

- it incurs the majority of its manufacturing costs in euro and generates a substantial portion of its revenues in other currencies, particularly the U.S. dollar; therefore, a strengthening of the euro relative to such other currencies in which it receives revenues could negatively impact its operating margins and cash flows; and
- certain of its assets, liabilities, revenues and expenses are denominated in various currencies other than the euro; as a result, its operating results are affected by currency exchange rate fluctuations.

Comparing the average exchange rate used by Demag Cranes for the preparation of its external accounts for the year ended September 30, 2005 of €1.00 to U.S. $1.27, the average exchange rate used by Demag Cranes for preparation of its external accounts for the year ended September 30, 2004 of €1.00 to U.S. $1.22 and the average exchange rate used by Demag Cranes for the preparation of its external accounts for the year ended September 30, 2003 of €1.00 to U.S. $1.08, the value of the euro against the U.S. dollar has increased by 17.6% between 2003 and 2005. Demag Cranes' results of operations have been affected by these exchange rate fluctuations, which contributed to overall lower sales and adversely affected margins in the years ended September 30, 2003, 2004 and 2005.

In order to mitigate to some degree the effect of exchange rate fluctuations on its operating results, since 2005, Demag Cranes has aimed to fix the prices of its products and services upon order (rather than quoting on a fixed-price basis), and it invoices its customers in euro where possible. In addition, Demag Cranes purchases its supplies from local suppliers and manufactures and assembles certain of its products in the Industrial Cranes segment in the countries in which it operates. Demag Cranes also enters into foreign exchange forward contracts on a regular basis, in particular with respect to sales of products in the Port Technology segment, where it typically enters into foreign exchange forward contracts with respect to specific customer contracts for the period from the date on which the order is placed until receipt of payment.

Tax loss carry-forwards

As of September 30, 2005, Demag Cranes had total tax loss carry-forwards in the amount of €220.1 million, of which €121.1 million may be used for German corporate tax purposes, €81.5 million may be used for German trade tax purposes and €17.5 million may be used for certain income taxes in foreign jurisdictions. Demag Cranes uses tax loss carry-forwards to reduce the cash flow-effective tax it pays in the jurisdictions in which it is subject to income tax. Under certain circumstances, Demag Cranes may not be able to use its tax loss carry-forwards. See "*Risk factors—Risks related to Demag Cranes' business activities—Under certain conditions, Demag Cranes AG may forfeit the future usability of its tax loss carry-forwards, either in whole or in part, and a valuation adjustments reducing the deferred tax asset could be required in the Group's consolidated balance sheet*".

For a discussion of Demag Cranes tax loss carry-forwards, see note 19 to Demag Cranes' Combined Financial Statements for the year ended September 2005 included in the "*Financial statements*" section in this Offering Circular.

Demag Cranes' principal income statement items

Sales

Demag Cranes generates revenue through the sale of products and services in its Industrial Cranes, Port Technology and Services segments. For a discussion of factors affecting sales of Demag Cranes' products and services, see "*—Factors affecting demand for and sales of Demag Cranes' Industrial Cranes, Port Technology and Services segments*".

For a discussion of how Demag Cranes recognizes sales of its products and services in its income statement, see "*—Critical accounting policies—Revenue recognition*" and note 2 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

Cost of sales

Cost of sales includes:

- materials;
- personnel;
- depreciation and amortization; and
- other costs.

Materials expenses, including raw materials and intermediate material costs, account for the most significant portion of Demag Cranes' cost of sales. The main raw material used by Demag Cranes and its suppliers is steel. Raw material expenses fluctuate from period to period depending on the market price for such materials. See "*—Factors affecting Demag Cranes' costs—Cost of raw materials and volatility of raw material prices*".

Personnel expense comprises wages, benefits and pension expenses of non-management personnel. Wages, benefits and pension expense of management, administrative personnel and sales forces is included under the item selling, general and administrative expenses, and wages, benefits and pension expense of employees working in Demag Cranes' research and development departments is included under the item research and development.

Cost of sales includes depreciation and amortization expenses and other costs. Other costs include freight costs incurred in the Port Technology segment, as well as freight costs incurred in the Industrial Cranes segment in connection with the shipping of products where such products are sold pursuant to contracts that include the assembly of such products at the customer's site. All other freight costs incurred in the Industrial Cranes segment are included under selling, general and administrative expenses.

Demag Cranes' Combined Financial Statements and the discussion in this "*Management discussion and analysis of financial condition and results of operation*" present total cost of sales, including the effects from purchase accounting as well as one-off effects, whereas segment cost of sales exclude such effects. See "*—The Acquisition*".

Research and development expense

Research and development expenses include expenses incurred in connection with research and development activities (including personnel costs), except for development costs that are capitalized.

Selling, general and administrative expenses

Selling, general and administrative expenses include:

- marketing and selling expenses;
- general and administrative expenses; and
- parent company charges.

Marketing and selling expenses comprise marketing and sales organization expenses (including personnel expenses) as well as distribution expenses, freight (except for freight expense included in cost of sales) and sales commission expense. General and administrative expenses include personnel and non-personnel costs attributable to headquarters and other administrative centers, including accounting, legal and regulatory expenses. Parent company charges comprise expenses for certain services, including strategic advice and financing services, provided by Demag Cranes' parent holding companies in exchange for a fee. See "*Business transactions and legal relationships with related parties*".

Other operating income (expense), net

Other operating income (expense), net, reflects income not related directly to Demag Cranes' primary operations, such as asset dispositions and currency gains and losses. Other operating income (expense) can fluctuate significantly from period to period due to the timing of significant non-recurring events.

Share of profit of associates

Share of profit of associates reflects Demag Cranes' share of any gain or loss of MHE Demag (S) Pte. Ltd., Demag Cranes' 50% joint venture with Jebsen & Jessen (SEA) in Singapore.

Interest and similar income (expense), net

Interest and similar income (expense), net, includes primarily interest expense related to Demag Cranes' credit facilities, offset by interest income on cash and marketable securities, as well as the amortization of financing costs and currency gains (losses). Over time, as Demag Cranes continues to improve its credit position, it expects interest expense to decrease. Demag Cranes does not currently hedge any of its exposure to variable interest rate fluctuations. See "*—Qualitative and quantitative disclosures about market risk—Interest rate risk*".

Income tax credit (expense)

Income tax expenses or credits reflect corporate income and trade taxes paid by or reimbursed to Demag Cranes, as well as deferred taxes, tax accruals and tax claims.

Discussion and analysis of Demag Cranes' results of operations and financial condition

Results of operations

Except where expressly indicated otherwise, the following discussion of Demag Cranes' results of operations is based on a comparison of Demag Cranes' Combined Financial Statements for the years ended September 30, 2005, 2004 and 2003, and on the combined interim financial statements for the six-month periods ended March 31, 2006 and 2005.

The following tables set forth certain items from Demag Cranes' combined income statements for each of the three years ended September 30, 2005, 2004 and 2003 and for the six months ended March 31, 2005 and 2006, together with the percentage of sales represented by each such item.

	Year ended September 30,					
	2003	%	2004	%	2005	%
	(audited) (€ in millions, except percentages)					
Sales	844.0	100.0	810.1	100.0	881.6	100.0
Cost of sales	(695.9)	(82.5)	(621.7)	(76.7)	(654.0)	(74.2)
Gross profit	**148.1**	**17.5**	**188.4**	**23.3**	**227.6**	**25.8**
R&D expense	(35.7)	(4.2)	(20.2)	(2.5)	(17.1)	(1.9)
SG&A expense	(174.1)	(20.6)	(168.1)	(20.8)	(190.5)	(21.6)
Other operating income (expense), net	5.8	0.7	6.2	0.8	15.6	1.8
Share of profit of associates	0.7	0.1	0.8	0.1	0.7	0.1
EBIT	**(55.2)**		**7.1**		**36.1**	
Interest and similar income (expense), net	(12.3)	(1.5)	(37.2)	(4.6)	(33.6)	(3.8)
EBT	**(67.5)**		**(30.0)**		**2.5**	
Income tax credit (expense)	21.7	2.6	10.6	1.3	(2.0)	(0.2)
Net income (loss) after tax	**(45.9)**	**(5.4)**	**(19.5)**	**(2.4)**	**0.5**	**0.1**

	Six months ended March 31,			
	2005	%	2006	%
	(unaudited) (€ in millions, except percentages)			
Sales	392.1	100.0	465.2	100.0
Cost of sales	(290.4)	(74.1)	(342.4)	(73.6)
Gross profit	**101.6**	**25.9**	**122.8**	**26.4**
R&D expense	(8.4)	(2.1)	(7.9)	(1.7)
SG&A expense	(91.1)	(23.2)	(95.9)	(20.6)
Other operating income (expense), net	3.3	0.8	0.0	—
Share of profit of associates	0.3	0.1	0.4	0.1
EBIT	**5.8**	**1.5**	**19.4**	**4.2**
Interest and similar income (expense), net	(18.9)	(4.8)	(8.4)	(1.8)
EBT	**(13.1)**	**(3.3)**	**11.0**	**2.4**
Income tax credit (expense)	5.4	1.4	(2.3)	(0.5)
Net income (loss) after tax	**(7.8)**	**(2.0)**	**8.6**	**1.8**

Segment data

Demag Cranes' business activities are currently organized into three segments: Industrial Cranes, Port Technology and Services. In the Industrial Cranes segment, Demag Cranes develops, manufactures and sells industrial standard and process cranes, rope and chain hoists and other crane components. In the six months ended March 31, 2006, crane sales accounted for 53.6% of the Industrial Crane segment's sales. In the Port Technology segment, Demag Cranes develops, manufactures and sells non-automated products, such as mobile and pontoon harbor cranes, which currently account for approximately three-quarters of the Port Technology segment's sales, and automated products, such as Automated Guided Vehicles and Automated Stacking Cranes. In addition, Demag Cranes offers integrated software solutions for port terminals through the Port Technology segment, as well as services for products manufactured by the Port Technology segment. In the Services segment, Demag Cranes provides field, maintenance, and refurbishment services for products sold through the Industrial Cranes segment. Sales of spare parts for industrial cranes are also included under the Services segment.

The tables below present external sales, gross profit and EBIT for each of the segments for the years ended September 30, 2005, 2004 and 2003 and for the six-month periods ended March 31, 2006 and 2005, together with the percentage of corresponding segment sales. Adjusted gross profit, adjusted EBIT and adjusted EBITDA on the group level exclude the effects of purchase accounting the "one-off effects" described above and certain charges from its parent company. In addition to the effects of the application of purchase accounting in connection with the Acquisition, the Combined Financial Statements also reflect restructuring and consulting expenses primarily relating to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other expenses or income which management believes are not normally recurring or not in the normal course of business, even though some items have resulted in costs and income in more than one period. See "*Selected combined financial and other information on the business,*" "*—The Acquisition*" and "*Factors affecting Demag Cranes' costs—Restructuring and cost reduction programs*".

	Year ended September 30,					
	2003	**%**	**2004**	**%**	**2005**	**%**
	(audited) (€ in millions, except percentages)					
Sales (by segment)						
Industrial Cranes	439.7		393.6		409.9	
Port Technology[1]	183.4		194.9		237.1	
Services	220.8		221.6		234.6	
Total sales	844.0		810.1		881.6	
Gross profit	**148.1**	**17.5**	**188.4**	**23.3**	**227.6**	**25.8**
Industrial Cranes	111.5	25.4	87.4	22.2	103.4	25.2
Port Technology	43.7	23.8	43.6	22.4	52.0	21.9
Services	78.2	35.4	74.8	33.8	86.7	37.0
Adjusted gross profit	233.4	27.7	205.8	25.4	242.1	27.5
EBIT	**(55.2)**	**(6.5)**	**7.1**	**0.9**	**36.1**	**4.1**
Industrial Cranes	(1.7)	(0.4)	(15.9)	(4.0)	1.3	0.3
Port Technology	9.6	5.2	15.5	8.0	20.4	8.6
Services	44.3	20.1	34.4	15.5	42.3	18.0
Adjusted EBIT	**52.2**	**6.2**	**34.1**	**4.2**	**64.0**	**7.3**

	Six months ended March 31,			
	2005	%	2006	%
	(unaudited) (€ in millions, except percentages)			
Sales (by segment)		**100.0**		**100.0**
Industrial Cranes	196.9		226.4	
Port Technology[(1)]	84.6		110.7	
Services	110.5		128.0	
Total sales	392.1		465.2	
Gross profit	**101.6**	**25.9**	**122.8**	**26.4**
Industrial Cranes	49.7	25.2	58.2	25.7
Port Technology	17.3	20.4	23.8	21.5
Services	41.1	37.2	47.4	37.0
Adjusted gross profit	108.1	27.6	129.3	27.8
EBIT	**5.8**	**1.5**	**19.4**	**4.2**
Industrial Cranes	(4.3)	(2.2)	2.4	1.1
Port Technology	3.6	4.3	7.0	6.3
Services	19.6	17.7	21.5	16.8
Adjusted EBIT	**18.8**	**4.8**	**30.9**	**6.6**

(1) Includes sales of products from the Port Technology segment to the Industrial Cranes segment for resale to end-customers. Such intersegment sales amounted to €15.7 million in the 2004/2005 fiscal year, €5.6 million in the 2003/2004 fiscal year, €6.1 million in the 2002/2003 fiscal year. Port Technology sales to the Industrial Cranes segment amounted to €10.7 million in the six months ended March 31, 2006 and €6.5 million in the six months ended March 31, 2005. The elimination occurs on the level of the Industrial Cranes segment.

The following table illustrates Demag Cranes' sales by geographic segment for the periods indicated:

	Year ended September 30,					
	2003	%	2004	%	2005	%
	(audited) (€ in millions, except percentages)					
Sales	**844.0**	**100.0**	**810.1**	**100.0**	**881.6**	**100.0**
Germany	192.2	22.8	181.2	22.4	181.8	20.6
Europe (excl. Germany)	338.9	40.2	305.7	37.7	367.7	41.7
The Americas	148.5	17.6	132.3	16.3	155.3	17.6
Other regions	164.5	19.5	190.9	23.6	176.8	20.1

Comparison of the six months ended March 31, 2006 to the six months ended March 31, 2005

Sales

Sales increased by €73.1 million, or 18.6%, to €465.2 million for the six months ended March 31, 2006 from €392.1 million for the six months ended March 31, 2005, reflecting significant increases in sales in all three segments, led by an increase of 30.9% in the Port Technology segment.

Industrial Cranes sales increased by €29.5 million, or 15.0%, to €226.4 million for the six months ended March 31, 2006 from €196.9 million for the six months ended March 31, 2005, driven mainly by higher standard and process crane sales. To a lesser extent, this increase was also attributable to a slight increase in price levels. The majority of the growth in Industrial Cranes sales was due to higher sales in the United States, Brazil, India, South Africa and China.

Port Technology sales increased by €26.1 million, or 30.9%, to €110.7 million for the six months ended March 31, 2006 from €84.6 million for the six months ended March 31, 2005, which is primarily a result of continued strong demand for non-automated products, in particular mobile harbor cranes, in response to sustained higher container shipping volumes. The increase in sales also reflects higher sales of automated products, which is primarily due to an increase in sales of

Automated Guided Vehicles. Comparing the six months ended March 31, 2006 with the prior year period, Port Technology sales increased in the Netherlands, Italy and the United States.

Services sales increased by €17.5 million, or 15.8%, to €128.0 million for the six months ended March 31, 2006 from €110.5 million for the six months ended March 31, 2005. This increase was mainly attributable to greater demand for refurbishment and field service business, reflecting higher investments as a result of improvements in the general economic environment. The increase in Services sales was primarily due to higher sales in the United States, Brazil, South Africa and China.

Cost of sales

On the group level, cost of sales increased by €52.0 million, or 17.9%, to €342.4 million for the six months ended March 31, 2006 from €290.4 million for the six months ended March 31, 2005. Excluding the effects of purchase accounting and one-off effects, cost of sales for the group increased by €52.0 million, or 18.3%, to €335.9 million for the six months ended March 31, 2006 from €283.9 million for the six months ended March 31, 2005.

The following table sets forth material costs, personnel costs, depreciation and amortization expenses and other costs as a percentage of cost of sales for the group for the six-month periods ended March 31, 2006 and 2005.

	Six months ended March 31,	
	2005	2006
	(% of cost of sales)	
Material costs	61.7	66.3
Personnel costs	32.4	28.3
Depreciation and amortization expense	2.3	2.0
Other costs	3.6	3.4

Cost of sales for the Industrial Cranes segment increased by €21.1 million, or 14.3%, to €168.3 million (74.3% of related segment sales) for the six months ended March 31, 2006 from €147.2 million (74.8% of related segment sales) for the six months ended March 31, 2005, which is mainly attributable to an increase in sales.

Cost of sales for the Port Technology segment increased by €19.7 million, or 29.3%, to €86.9 million (78.5% of related segment sales) for the six months ended March 31, 2006 from €67.2 million (79.4% of related segment sales) for the six months ended March 31, 2005. This increase in cost of sales is mainly due to higher sales.

Cost of sales for the Services segment increased by €11.2 million, or 16.1%, to €80.6 million (63.0% of related segment sales) for the six months ended March 31, 2006 from €69.4 million (62.8% of related segment sales) for the six months ended March 31, 2005, reflecting higher sales and a change in the mix of services provided.

Gross profit

As a result of the forgoing, gross profit for the group increased by €21.2 million, or 20.9%, to €122.8 million for the six months ended March 31, 2006 from €101.6 million for the six months ended March 31, 2005. Adjusted gross profit for the group increased by €21.2 million, or 19.6%, to €129.3 million for the six months ended March 31, 2006 from €108.1 million for the six months ended March 31, 2005. Segment gross profit excludes the effects of purchase accounting and one-off effects.

Industrial Cranes gross profit increased by €8.5 million, or 17.1%, to €58.2 million (25.7% of related segment sales) for the six months ended March 31, 2006 from €49.7 million (25.2% of related segment sales) for the six months ended March 31, 2005.

Port Technology gross profit increased by €6.5 million, or 37.6%, to €23.8 million (21.5% of related segment sales) for the six months ended March 31, 2006 from €17.3 million (20.4% of related segment sales) for the six months ended March 31, 2005.

Services gross profit increased by €6.3 million, or 15.3%, to €47.4 million (37.0% of related segment sales) for the six months ended March 31, 2006 from €41.1 million (37.2% of related segment sales) for the six months ended March 31, 2005.

Research and development expenses

Research and development expenses decreased by €0.5 million, or 6.0%, to €7.9 million (1.7% of sales) for the six months ended March 31, 2006 from €8.4 million (2.1% of sales) for the six months ended March 31, 2005. This decrease was primarily due to the successful completion of the development of new products during the six months ended March 31, 2005 as well as an increase in development expenditures capitalized to €3.6 million in the six months ended March 31, 2006 from €1.8 million in the prior year period. Demag Cranes did not capitalize any of the development expenses of the Industrial Cranes and Services segments. Purchase accounting and one-off effects did not have a material effect on research and development expenses for the six months ended March 31, 2006.

In the Industrial Cranes segment, research and development expenditure for the six months ended March 31, 2006 related mostly to new models and features for the new rope and chain hoist product families and the continuous development of existing products. In the Port Technology segment, major research and development projects related to the further development and serial production of existing products, in particular Wide Span Gantries and Generation 5 mobile harbor cranes.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by €4.8 million, or 5.3%, to €95.9 million (20.6% of sales) for the six months ended March 31, 2006 from €91.1 million (23.2% of sales) for the six months ended March 31, 2005. Excluding the effects of purchase accounting as well as one-off effects and parent company charges, selling, general and administrative expenses increased by €10.0 million, or 12.4%, to €90.6 million for the six months ended March 31, 2006 from €80.6 million for the six months ended March 31, 2005.

Marketing and selling expenses accounted for 13.5% and general and administrative expenses accounted for 7.2% of sales for the six months ended March 31, 2006, as compared to 15.2% and 8.1%, respectively, of sales for the six months ended March 31, 2005.

The increase in selling, general and administrative expenses is primarily due to higher selling expenses as a result of higher sales. In addition, the introduction of new products required increased marketing efforts. The preparations for this offering of shares and other one-off effects also lead to higher administrative expenses. Cost savings from the successful implementation of restructuring measures partially offset increases in selling, general and administrative expenses.

Other operating income (expense), net

Other operating income decreased to €0.0 million for the six months ended March 31, 2006 from €3.3 million for the six months ended March 31, 2005. Excluding the effects of purchase accounting as well as one-off effects, other operating income decreased by €0.3 million, or 42.9%, to €0.4 million for the six months ended March 31, 2006 from €0.7 million for the six months ended March 31, 2005.

This decrease primarily reflects income from the release of accruals for anniversary bonuses in the six months ended March 31, 2006 as a result of the implementation of the restructuring bargaining agreement with the IG Metall union in Germany.

Share of profit of associates

Share of profit of associates increased by €0.1 million, or 33.3%, to €0.4 million for the six months ended March 31, 2006 from €0.3 million for the six months ended March 31, 2005.

EBIT

Due to the factors discussed above, EBIT for the group increased by €13.6 million to €19.4 million for the six months ended March 31, 2006 from €5.8 million for the six months ended

March 31, 2005. Adjusted EBIT for the group increased to €30.9 million for the six months ended March 31, 2006 from €18.8 million for the six months ended March 31, 2005. Segment EBIT excludes the effects of purchase accounting, one-off effects and parent company charges.

Industrial Cranes EBIT increased to €2.4 million for the six months ended March 31, 2006 from negative EBIT of €4.3 million for the six months ended March 31, 2005.

Port Technology EBIT increased by €3.4 million to €7.0 million for the six months ended March 31, 2006 from €3.6 million for the six months ended March 31, 2005.

Services EBIT increased by €1.9 million, or 9.7%, to €21.5 million for the six months ended March 31, 2006 from €19.6 million for the six months ended March 31, 2005.

Interest and similar income (expense), net

Interest and similar expense, net decreased by €10.5 million, or 55.6%, to €8.4 million for the six months ended March 31, 2006 from €18.9 million for the six months ended March 31, 2005, primarily reflecting the amortization of financing costs related to the 2002 Credit Facility in connection with the refinancing of the 2002 Credit Facility with drawings under the 2005 Credit Facility in the six months ended March 31, 2005 as well as lower interest payments due to a further reduction of senior debt. Amortization of financing costs decreased from €7.6 million in the six months ended March 31, 2005 to €1.2 million in the six months ended March 31, 2006. Interest expense (including the amortization of financing costs) before currency gains (losses) decreased by €8.4 million, or 43.6%, to €10.8 million for the six months ended March 31, 2006 from €19.2 million for the six months ended March 31, 2005.

Income tax credit (expense), net

Demag Cranes recorded income tax expenses of €2.3 million for the six months ended March 31, 2006, compared to income tax credits of €5.4 million for the six months ended March 31, 2005. Tax expenses increased as Demag Cranes recorded pre-tax income of €11.0 million for the six months ended March 31, 2006, compared to a pre-tax loss in the prior year period. Tax expenses increased disproportionately due to the release of €1.9 million of deferred tax liabilities, which resulted in lower tax expenses. This release was due to new facts regarding the taxation of a sale of real property in the United Kingdom.

Net income (loss)

Net income increased to €8.6 million for the six months ended March 31, 2006, compared to a net loss of €7.8 million for the six months ended March 31, 2005 due to the factors discussed above.

Comparison of the year ended September 30, 2005 to the year ended September 30, 2004

Sales

Sales increased by €71.5 million, or 8.8%, to €881.6 million for the year ended September 30, 2005 from €810.1 million for the year ended September 30, 2004, reflecting increased sales in all three segments, led by Port Technology. This increase in sales primarily reflects an increase in sales in certain countries in Western and Eastern Europe, the Commonwealth of Independent States and North and South America, whereas sales in Germany remained stable.

Industrial Cranes sales increased by €16.3 million, or 4.1%, to €409.9 million for the year ended September 30, 2005 from €393.6 million for the year ended September 30, 2004. Excluding sales generated by sold or abandoned businesses, sales would have increased by 6.3% from the 2003/2004 fiscal year to the 2004/2005 fiscal year. In the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million, and in the 2004/2005 fiscal year, sold or abandoned businesses generated sales of €4.5 million. Higher sales were driven mainly by an increase in standard crane and chain hoist sales. Sales were also helped by a recovery in price levels. This increase in Industrial Crane sales reflects both what Demag Cranes believes is the beginning of a cyclical rebound in Western Europe and a continuing positive economic environment in the United States, and strong demand from emerging markets, such as Brazil and Asia, and in particular

China, as well as higher demand from the Commonwealth of Independent States and Eastern Europe.

Port Technology sales increased by €42.2 million, or 21.7%, to €237.1 million for the year ended September 30, 2005 from €194.9 million for the year ended September 30, 2004, which is primarily a result of strong mobile harbor crane sales due to increased customer demand in response to sustained higher shipping volumes and an increase in sales of successful new products. In addition, sales of automated products increased by 93.6% from the 2003/2004 fiscal year to the 2004/2005 fiscal year, as Demag Cranes sold 45 Automated Guided Vehicles and six Wide Span Gantries in the financial year 2004/2005, compared to ten Automated Guided Vehicles and four Wide Span Gantries in the year ended September 30, 2004. This increase was partially offset by increasing price competition in certain markets, the adverse impact on U.S. dollar-denominated sales from the depreciation of the U.S. dollar against the euro and a different mix of the products sold. Comparing the year ended September 30, 2005 with the prior year, sales for products manufactured by the Port Technology segment increased in Europe, Asia, the Americas and the Middle East.

Services sales increased by €13.0 million, or 5.9%, to €234.6 million for the year ended September 30, 2005 from €221.6 million for the year ended September 30, 2004. This increase was mainly attributable to higher spare parts sales resulting from higher demand from customers that had delayed investments in the replacement of machinery and spare parts in the year ended September 30, 2004, and, to a lesser degree, was also attributable to greater demand for refurbishment business and field service business. Demag Cranes was also able to capture more services business with respect to cranes that were produced by its competitors. Strategically significant growth in Services sales was achieved in Brazil and the United States.

Cost of sales

On the group level, cost of sales increased by €32.3 million, or 5.2%, to €654.0 million for the year ended September 30, 2005 from €621.7 million for the year ended September 30, 2004, reflecting primarily increases within the Port Technology segment. Excluding the effects of purchase accounting and one-off effects, cost of sales for the group increased by €35.1 million, or 5.8%, to €639.4 million for the year ended September 30, 2005 from €604.3 million for the year ended September 30, 2004.

The following table sets forth material costs, personnel costs, depreciation and amortization expenses and other costs as a percentage of cost of sales for the group for the years ended September 30, 2005 and 2004.

	Year ended September 30,	
	2004	2005
	(% of cost of sales)	
Material costs	59.8	65.7
Personnel costs	33.5	29.1
Depreciation and amortization	2.5	2.2
Other costs	4.3	3.0

Cost of sales for the Industrial Cranes segment remained relatively stable, increasing only by €0.3 million to €306.5 million (74.8% of related segment sales) for the year ended September 30, 2005 from €306.2 million (77.8% of related segment sales) for the year ended September 30, 2004. This increase reflected higher sales and higher raw material costs, offset by a decline in personnel costs due to headcount reductions and cost savings initiatives, such as the relocation of production capacity to a new, cost-efficient plant for the production of process cranes in the Czech Republic and the implementation of the restructuring bargaining agreement.

Cost of sales for the Port Technology segment increased by €33.8 million, or 22.3%, to €185.1 million (78.1% of related segment sales) for the year ended September 30, 2005 from €151.3 million (77.6% of related segment sales) for the year ended September 30, 2004. This increase in cost of sales is mainly due to higher sales, an increase in steel prices and significantly higher freight costs, which had a particularly negative impact on cost of sales due to relatively higher sales to distant regions. In addition, Demag Cranes incurred costs related to the production of prototypes and pre-series of the Generation 5 mobile harbor cranes, E-Automated Guided

Vehicles and Automated Stacking Cranes. Lower inventory costs offset a minor portion of these increases in cost of sales.

Cost of sales for the Services segment increased by €1.0 million to €147.9 million (63.0% of related segment sales) for the year ended September 30, 2005 from €146.9 million (66.3% of related segment sales) for the year ended September 30, 2004, reflecting a change in the mix of services provided.

Gross profit

As a result of the forgoing, gross profit for the group increased by €39.2 million, or 20.8%, to €227.6 million for the year ended September 30, 2005 from €188.4 million for the year ended September 30, 2004. Adjusted gross profit for the group increased by €36.3 million, or 17.6%, to €242.1 million for the year ended September 30, 2005 from €205.8 million for the year ended September 30, 2004. Segment gross profit excludes the effects of purchase accounting and one-off effects.

Industrial Cranes gross profit increased by €16.0 million, or 18.3%, to €103.4 million (25.2% of related segment sales) for the year ended September 30, 2005 from €87.4 million (22.2% of related segment sales) for the year ended September 30, 2004.

Port Technology gross profit increased by €8.4 million, or 19.3%, to €52.0 million (21.9% of related segment sales) for the year ended September 30, 2005 from €43.6 million (22.4% of related segment sales) for the year ended September 30, 2004.

Services gross profit increased by €11.9 million, or 15.9%, to €86.7 million (37.0% of related segment sales) for the year ended September 30, 2005 from €74.8 million (33.8% of related segment sales) for the year ended September 30, 2004.

Research and development expenses

Research and development expenses decreased by €3.1 million, or 15.3%, to €17.1 million (1.9% of sales) for the year ended September 30, 2005 from €20.2 million (2.5% of sales) for the year ended September 30, 2004, which was primarily due to the completion of substantial parts of the development program for the DR and DC hoist families and the capitalization of a significant amount of development costs in the Port Technology segment. Purchase accounting and one-off effects did not affect research and development expenses for the year ended September 30, 2005.

In the Industrial Cranes segment, research and development expenditure for the year ended September 30, 2005 related mostly to the further expansion of the DR rope hoist and DC chain hoist product families. In the Port Technology segment, major research and development projects included the development of the Generation 5 mobile harbor cranes, pontoon-mounted harbor cranes and the development of hybrid engines for E-Automated Guided Vehicles. In addition, Demag Cranes focused on the further development of Automated Stacking Cranes and technological improvements to Wide Span Gantries, as well as the further development of software for Automated Guided Vehicles.

A significant portion of the development expenditures of the Port Technology segment is not reflected in Demag Cranes' income statement for the year ended September 30, 2005, as €4.6 million of such costs were capitalized. Demag Cranes did not capitalize any of the development expenses of the Industrial Cranes and Services segments.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by €22.4 million, or 13.3%, to €190.5 million (21.6% of sales) for the year ended September 30, 2005 from €168.1 million (20.8% of sales) for the year ended September 30, 2004. Excluding the effects of purchase accounting, as well as one-off effects and parent company charges, selling, general and administrative expenses increased by €9.9 million, or 6.4%, to €165.2 million for the year ended September 30, 2005 from €155.3 million for the year ended September 30, 2004.

Marketing and selling expenses accounted for 13.9%, general and administrative expenses accounted for 7.7%, of sales for the year ended September 30, 2005, as compared to 13.8% and 7.0%, respectively, of sales for the year ended September 30, 2004.

The increase in selling, general and administrative expenses was primarily due to higher restructuring and consulting expenses as well as costs incurred in connection with the continued international expansion of the Industrial Cranes segment, offsetting cost savings from restructuring in the Industrial Cranes segment. In addition, Demag Cranes incurred higher marketing and selling expenses across all segments reflecting marketing and sales efforts related to new products and the increase in sales for the year ended September 30, 2005. Demag Cranes also incurred higher commission expenses in the Port Technology segment as a result of an increase in the proportion of sales made through sales agents. In the Port Technology segment, the need to form dedicated project teams for automated products projects won in the last fiscal year also contributed to the increase in costs. Personnel cost savings due to a reduction in administration headcount partially offset increases in general and administrative expenses.

Other operating income (expense), net

Other operating income increased by €9.4 million to €15.6 million for the year ended September 30, 2005 from €6.2 million for the year ended September 30, 2004. Excluding the effects of purchase accounting as well as one-off effects, other operating income increased by €0.8 million, or 36.4%, to €3.0 million for the year ended September 30, 2005 from €2.2 million for the year ended September 30, 2004.

This increase primarily reflects income from the release of accruals for anniversary bonuses and partial retirement obligations (*Altersteilzeitverpflichtungen*) and the reversal of impairment charges, partially offset by lower net miscellaneous operating income. The release of the accruals reflect reductions in headcount and the implementation of the restructuring bargaining agreement with the IG Metall union in Germany.

Share of profit of associates

Share of profit of associates decreased by €0.1 million, or 12.5%, to €0.7 million for the year ended September 30, 2005 from €0.8 million for the year ended September 30, 2004.

EBIT

Due to the factors discussed above, EBIT for the group increased by €29.0 million to €36.1 million for the year ended September 30, 2005 from €7.1 million for the year ended September 30, 2004. Adjusted EBIT for the group increased to €64.0 million for the year ended September 30, 2005 from €34.1 million for the year ended September 30, 2004. Segment EBIT excludes the effects of purchase accounting, one-off effects and parent company charges.

Industrial Cranes EBIT increased to €1.3 million for the year ended September 30, 2005 from negative EBIT of €15.9 million for the year ended September 30, 2004.

Port Technology EBIT increased by €4.9 million, or 31.6%, to €20.4 million for the year ended September 30, 2005 from €15.5 million for the year ended September 30, 2004.

Services EBIT increased by €7.9 million, or 23.0%, to €42.3 million for the year ended September 30, 2005 from €34.4 million for the year ended September 30, 2004.

Interest and similar income (expense), net

Net interest and similar expenses decreased by €3.6 million, or 9.7%, to €33.6 million for the year ended September 30, 2005 from €37.2 million for the year ended September 30, 2004, primarily reflecting lower debt service requirements as a result of lower outstanding balances following the repayment of the Vendor Loan Note and shareholder loan (the Vanilla Loan) and a further reduction of senior debt in the year ended September 30, 2004, partially offset by lower currency gains. Interest expense (including the amortization of financing costs) before currency gains (losses) decreased by €10.4 million, or 23.5%, to €33.9 million for the year ended September 30, 2005 from €44.3 million for the year ended September 30, 2004.

Income tax credit (expense), net

Demag Cranes recorded income tax expenses of €2.0 million for the year ended September 30, 2005, compared to income tax credits of €10.6 million for the year ended

September 30, 2004. Tax expenses increased as Demag Cranes recorded pre-tax income of €2.5 million for the year ended September 30, 2005, compared to pre-tax losses in the prior fiscal year.

Net income (loss)

Net income increased to €0.5 million for the year ended September 30, 2005, compared to a net loss of €19.5 million for the year ended September 30, 2004 due to the factors discussed above.

Comparison of the year ended September 30, 2004 to the year ended September 30, 2003

Sales

Sales decreased by €33.9 million, or 4.0%, to €810.1 million for the year ended September 30, 2004 from €844.0 million for the year ended September 30, 2003, reflecting decreases within the Industrial Cranes segment, partially offset by increases within the Port Technology segment. Overall sales to other regions increased, while sales in Germany, the rest of Europe and North and South America decreased.

Industrial Cranes sales decreased by €46.1 million, or 10.5%, to €393.6 million for the year ended September 30, 2004 from €439.7 million for the year ended September 30, 2003. Excluding sales generated by sold or abandoned businesses, sales would have decreased by 4.9% from the 2002/2003 fiscal year to the 2003/2004 fiscal year. In the 2002/2003 fiscal year, sold or abandoned businesses generated sales of €38.4 million, and in the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million. The 2003/2004 fiscal year was characterized by an increased focus on the restructuring of the Industrial Cranes segment; sales growth was considered less important. This decrease was furthermore the result of price decreases and a decline in units sold, which occurred across all products, but were particularly significant with regard to standard cranes. These price declines were due to lower customer demand and increased competition, in particular in Western Europe and North America. The decline in units sold was caused by lower demand in Western Europe. Delays in the production and shipment of products resulted from start-up problems related to outsourcing activities and had a negative impact on Industrial Cranes sales. The decline in sales also reflected the adverse impact on U.S. dollar-denominated sales from the depreciation of the U.S. dollar against the euro.

Port Technology sales increased by €11.5 million, or 6.3%, to €194.9 million for the year ended September 30, 2004 from €183.4 million for the year ended September 30, 2003. This increase reflected the first significant sales of automated products, which compensated for declining demand for mobile harbor cranes as customers delayed investments as a result of, among other factors, the strong euro compared to the U.S. dollar. Strong demand for refurbishment services also contributed to this increase in sales.

Services sales were relatively unchanged from the 2002/2003 fiscal year, having increased by €0.8 million to €221.6 million for the year ended September 30, 2004 from €220.8 million for the year ended September 30, 2003, as a result of stronger sales being offset by the adverse impacts of the weakening U.S. dollar on U.S. dollar-denominated sales.

Cost of sales

Total cost of sales decreased by €74.2 million, or 10.7%, to €621.7 million for the year ended September 30, 2004 from €695.9 million for the year ended September 30, 2003, reflecting decreases in the Industrial Cranes segment, partially offset by increases in the Port Technology segment. The high cost of sales in the 2002/2003 fiscal year is primarily attributable to the €59.6 million write-up of inventory as a result of the application of purchase accounting in connection with the Acquisition. Excluding the effects of purchase accounting as well as one-off effects, cost of sales for the group decreased by €6.3 million, or 1.0%, to €604.3 million for the year ended September 30, 2004 from €610.6 million for the year ended September 30, 2003.

The following table sets forth material costs, personnel costs, depreciation and amortization expenses and other costs as a percentage of cost of sales for the group for the years ended September 30, 2004 and 2003.

	Year ended September 30,	
	2003	2004
	(% of cost of sales)	
Material costs	61.3	59.8
Personnel costs	37.6	33.5
Depreciation and amortization	0.9	2.5
Other costs	0.1	4.3

Cost of sales for the Industrial Cranes segment decreased by €21.9 million, or 6.7%, to €306.2 million (77.8% of related segment sales) for the year ended September 30, 2004 from €328.3 million (74.7% of related segment sales) for the year ended September 30, 2003, which was mainly due to lower sales and cost savings and efficiency measures implemented in connection with Demag Cranes' restructuring programs, which more than offset increases in raw material prices and higher purchasing costs due to outsourcing.

Cost of sales for the Port Technology segment increased by €11.6 million, or 8.3%, to €151.3 million (77.6% of related segment sales) for the year ended September 30, 2004 from €139.7 million (76.2% of related segment sales) for the year ended September 30, 2003. This increase was primarily due to an increase in sales and higher raw material prices. In addition, the relative strength of the euro adversely impacted operating costs, partially offsetting positive effects from efficiency improvement programs.

Cost of sales for the Services segment increased by €4.3 million, or 3.0%, to €146.9 million (66.3% of related segment sales) for the year ended September 30, 2004 from €142.6 million (64.6% of related segment sales) for the year ended September 30, 2003. Costs increased despite relatively flat sales due to a change in the mix of services provided.

Gross profit

As a result of the foregoing, gross profit for the group increased by €40.3 million, or 27.2%, to €188.4 million for the year ended September 30, 2004 from €148.1 million for the year ended September 30, 2003. Adjusted gross profit for the group decreased by €27.6 million, or 11.8%, to €205.8 million for the year ended September 30, 2004 from €233.4 million for the year ended September 30, 2004. Segment gross profit excludes the effects of purchase accounting and one-off effects.

Industrial Cranes gross profit decreased by €24.1 million, or 21.6%, to €87.4 million (22.2% of related segment sales) for the year ended September 30, 2004 from €111.5 million (25.4% of related segment sales) for the year ended September 30, 2003.

Port Technology gross profit, amounting to €43.6 million (22.4% of related segment sales) for the year ended September 30, 2004 as compared with €43.7 million (23.8% of related segment sales) for the year ended September 30, 2003, remained relatively unchanged.

Services gross profit decreased by €3.4 million, or 4.3%, to €74.8 million (33.8% of related segment sales) for the year ended September 30, 2004 from €78.2 million (35.4% of related segment sales) for the year ended September 30, 2003.

Research and development expenses

Total research and development expenses decreased by €15.5 million, or 43.4%, to €20.2 million (2.5% of sales) for the year ended September 30, 2004 from €35.7 million (4.2% of sales) for the year ended September 30, 2003 driven by a €10.6 million amortization of research and development expenses, which had been capitalized at the time of the Acquisition as a result of the application of purchase accounting in the 2002/2003 fiscal year as well as significant costs incurred in the 2002/2003 fiscal year in connection with research and development related to Automated Stacking Cranes. Excluding the effects of purchase accounting as well as one-off effects, research and development expenses decreased by €5.0 million, or 19.9%, to €20.1 million for the year ended September 30, 2004 from €25.1 million for the year ended September 30, 2003.

In the Industrial Cranes segment, research and development expenditure for the year ended September 30, 2004 related mostly to the expansion of the DR rope hoist and DC chain hoist product families. In the Port Technology segment, Demag Cranes' research and development efforts were focused on Wide Span Gantries as well as automated products. €1.0 million of the costs incurred in connection with the development of these products were capitalized and are therefore not reflected in Demag Cranes' income statement for the year ended September 30, 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by €6.0 million, or 3.4%, to €168.1 million (20.8% of sales) for the year ended September 30, 2004 from €174.1 million (20.6% of sales) for the year ended September 30, 2003. Excluding the effects of purchase accounting as well as one-off effects and parent company charges, selling, general and administrative expenses decreased by €7.8 million, or 4.8%, to €155.3 million for the year ended September 30, 2004 from €163.1 million for the year ended September 30, 2003.

Marketing and selling expenses accounted for 13.8% and general and administrative expenses accounted for 7.0% of sales for the year ended September 30, 2004, as compared to 15.0% and 5.6%, respectively, of sales for the year ended September 30, 2003.

The decrease in selling, general and administrative expenses primarily reflected lower marketing and selling expenses as a result of a decrease in sales. In addition, general and administrative expenses were positively impacted by lower overhead costs in the Port Technology segment, partially offset by an increase in general and administrative expenses in the Industrial Cranes and Services segments as a result of a temporary disproportionate personnel expenses related to changes in the management of the Industrial Cranes and Services segments in the 2003/2004 fiscal year.

Other operating income (expense), net

Other operating income increased by €0.4 million, or 6.9%, to €6.2 million for the year ended September 30, 2004 from €5.8 million for the year ended September 30, 2003. Excluding the effects of purchase accounting as well as one-off effects, other operating income decreased by €4.3 million to €2.2 million for the year ended September 30, 2004 from €6.5 million for the year ended September 30, 2003.

This increase was primarily due to net gains on the disposal of non-current assets and miscellaneous net income, partially offset by lower income from the release of accruals.

Share of profit of associates

Share of profit of associates increased by €0.1 million, or 14.3%, to €0.8 million for the year ended September 30, 2004 from €0.7 million for the year ended September 30, 2003.

EBIT

Due to the factors discussed above, EBIT for the group increased to €7.1 million for the year ended September 30, 2004 from negative EBIT of €55.2 million for the year ended September 30, 2003. Adjusted EBIT for the group decreased by €18.1 million, or 34.7%, to €34.1 million for the year ended September 30, 2004 from €52.2 million for the year ended September 30, 2003. Segment EBIT excludes the effects of purchase accounting, one-off effects and parent holding company charges.

Industrial Cranes EBIT decreased to negative EBIT of €15.9 million for the year ended September 30, 2004 from negative EBIT of €1.7 million for the year ended September 30, 2003.

Port Technology EBIT increased by €5.9 million to €15.5 million for the year ended September 30, 2004 from €9.6 million for the year ended September 30, 2003.

Services EBIT decreased by €9.9 million, or 22.3%, to €34.4 million for the year ended September 30, 2004 from €44.3 million for the year ended September 30, 2003.

Interest and similar income (expense), net

Interest and similar expenses increased by €24.9 million to €37.2 million for the year ended September 30, 2004 from €12.3 million for the year ended September 30, 2003, primarily reflecting unrealized currency gains of €29.5 million in the 2002/2003 fiscal year as compared with gains of €7.2 million in the 2003/2004 fiscal year. Interest expense (including the amortization of financing costs) before currency gains (losses) increased by €2.6 million, or 6.2%, to €44.3 million for the year ended September 30, 2004 from €41.7 million for the year ended September 30, 2003 as a result of slightly higher borrowing costs.

Income tax credit (expense)

Income tax credits decreased by €11.1 million, or 51.2%, to €10.6 million for the year ended September 30, 2004 from €21.7 million for the year ended September 30, 2003.

Net income (loss)

Net loss decreased by €26.4 million, or 57.5%, to €19.5 million for the year ended September 30, 2004 from €45.9 million for the year ended September 30, 2003 due to the factors discussed above.

Liquidity and capital resource

Summarized Cash-Flow Statement

	Year ended September 30,			Six months ended March 31,	
	2003	2004	2005	2005	2006
		(audited)		(unaudited)	
			(€ in million)		
Net income (loss)	(45.9)	(19.5)	0.5	(7.8)	8.6
Depreciation and amortization	55.7	38.1	32.7	15.9	15.6
Interest income (expense), net	12.3	37.2	33.6	18.9	8.4
Income taxes	(21.7)	(10.6)	2.0	(5.4)	2.3
Subtotal (EBITDA)	0.5	45.2	68.9	21.8	34.9
Change in working capital[1]:					
Change in inventories	78.3	24.9	1.5	(27.9)	(21.4)
Change in accounts receivable (trade)	23.8	15.1	(2.5)	(3.4)	(6.4)
Change in accounts payable (trade)	2.6	12.8	(11.6)	(8.1)	14.6
Change in advance payments, net	5.6	(26.1)	8.8	3.5	(0.8)
Contributions to pension funds	—	(1.0)	(1.0)	(0.5)	(0.5)
(Gain) loss on disposal of fixed assets	(0.4)	(1.2)	(2.2)	1.3	0.2
Change in other assets/liabilities	(31.0)	(43.1)	(12.0)	(17.3)	(5.3)
Cash flow from operations before interest and taxes	79.4	26.8	49.9	(30.6)	15.3
Net interest payments	(12.6)	(16.2)	(23.3)	(12.2)	(5.7)
Income tax payments	(4.3)	(5.6)	(6.8)	(2.6)	(4.2)
Cash flow from operating activities	62.6	4.9	19.8	(45.5)	5.3
Acquisitions (purchase price plus debt)	—	(10.4)	(1.3)	(0.5)	(1.8)
Divestments	—	10.8	0.2	—	—
Capital expenditure	(25.3)	(22.2)	(22.6)	(7.6)	(13.4)
Disposal proceeds	5.6	15.4	13.6	6.3	13.7
Cash flow from investing activities	(19.7)	(6.3)	(10.0)	(1.9)	(1.6)
Free cash flow before financing	42.9	(1.4)	9.8	(47.3)	3.7
Increase (decrease) in debt	(83.1)	(12.6)	(103.7)	(62.4)	(10.2)
Other changes in equity	(0.3)	3.7	100.1	100.0	—
Cash flow from financing activities	(83.3)	(8.9)	(3.6)	37.6	(10.2)
Effect of foreign exchange rate changes in free cash flow	3.9	0.7	(0.8)	—	1.1
Net increase (decrease) in cash and cash equivalents	(36.5)	(9.6)	5.5	(9.8)	(5.4)
Cash and cash equivalents at the beginning of the year	82.4	45.5	35.5	35.5	43.2
Effect of foreign exchange rate changes on cash	(0.3)	(0.4)	2.2	0.0	0.0
Cash and cash equivalents at the end of the year	45.5	35.5	43.2	25.7	37.8
Free cash flow before financing, interest and tax	59.7	20.4	39.9	(32.5)	13.7

(1) Changes in working capital and working capital items as stated in Demag Cranes' cash flow statement do not reflect changes in foreign exchange rates. Working capital and working capital items on Demag Cranes' balance sheet reflect changes in foreign exchange rates. Therefore, changes in working capital amounts reflected in the statement of cash flows do not correspond to working capital amounts which would mathematically result from changes in the working capital amounts as reflected on the balance sheet.

Cash flow for the six-month periods ended March 31, 2006 and 2005

Cash flow from operating activities

Cash flow from operating activities increased to €5.3 million for the six months ended March 31, 2006 from the €45.5 million of cash used in operating activities in the six months ended March 31, 2005. Cash flows from operating activities reflect substantially higher EBITDA of €34.9 million for the six months ended March 31, 2006, compared to EBITDA of €21.8 million for the six months ended March 31, 2005, an increase of €13.1 million. In the six months ended March 31, 2006 compared to the prior year period, cash flow was primarily affected by the following items:

- An increase in net working capital of €14.0 million in the six months ended March 31, 2006, compared to an increase in net working capital of €35.9 million in the six months ended March 31, 2005, which reflects improvements in inventory management. An increase in accounts payable also had a positive impact on cash flow from operating activities, as compared to cash used in connection with the reduction of accounts payable in the prior year period. Higher sales, which lead to an overall increase in inventory as well as an overall increase in accounts payable caused by higher sales, however, had a negative impact on cash flow from operating activities.
- A net increase of €5.3 million in other assets/liabilities, primarily due to restructuring payments from accruals, in the six months ended March 31, 2006 as compared to a net increase of €17.3 million in the prior year period, mainly due to restructuring payments from accruals in the six months ended March 31, 2005.
- Net interest payments of €5.7 million in the six months ended March 31, 2006 compared to €12.2 million in the prior year period. This decrease in net interest payments was primarily due to financing costs of €6.1 million incurred in the prior year period in connection with the 2005 Credit Facility and lower interest payments as a result of lower outstanding balances.

Cash flow from investing activities

In the six months ended March 31, 2006, Demag Cranes' investing activities used net cash of €1.6 million, reflecting gross cash used in investing activities of €15.3 million (including capitalized development costs), reduced by cash received from asset disposals of €13.7 million. Cash used in the Port Technology segment mainly included investments in a new paint shop and a new drilling machine, as well as an investment of €1.0 million in TBA B.V. Cash used in the Industrial Cranes segment primarily related to investments in a manufacturing facility in China and the relocation of a Spanish manufacturing plant from facilities owned by Demag Cranes into smaller, leased premises.

In the six months ended March 31, 2005, Demag Cranes' investing activities used net cash of €1.9 million, reflecting gross cash used in investing activities of €8.1 million, reduced by cash received from asset disposals of €6.3 million. Cash used in investment activities mainly related to investments in facilities and equipment to support the expansion of the Industrial Cranes segment in foreign markets, as well as investments in manufacturing facilities for the DR rope hoist and DC chain hoist product families. In addition, Demag Cranes invested in the modernization of its production facilities in Wetter and Dusseldorf.

Cash flow from financing activities

In the six months ended March 31, 2006, Demag Cranes' financing activities used net cash of €10.2 million. Demag Cranes' financing activities were primarily devoted to the repayment of senior debt under the 2005 Credit Facility.

Demag Cranes' financing activities generated net cash of €37.6 million in the six months ended March 31, 2005. Cash was generated primarily through funds from a contribution in the amount of €100.0 million by an indirect shareholder of Demag Cranes to the capital of DCC HoldCo 3 (drei) GmbH, partially offset by funds used in connection with the repayment of the 2002 Credit Facility.

Cash flow for the years ended September 30, 2005, 2004 and 2003

Cash flow from operating activities

Cash flow from operating activities increased by €14.9 million to €19.8 million for the year ended September 30, 2005 from the €4.9 million generated in the year ended September 30, 2004. Cash flows from operating activities reflect substantially higher EBITDA of €68.9 million for the year ended September 30, 2005, compared to EBITDA of €45.2 million for the year ended September 30, 2004, an increase of €23.7 million. In the 2004/2005 fiscal year compared to the 2003/2004 fiscal year, cash flow was also affected principally by the following items, which combined to partially offset the increase in EBITDA:

- An increase in net working capital of €3.8 million in the year ended September 30, 2005, which negatively affected cash flow from operations, compared to a €26.7 million decline in net working capital in the year ended September 30, 2004, which had a substantial positive effect.
- A net increase of €12.0 million in other assets/liabilities in the 2004/2005 fiscal year as compared to a net increase of €43.1 million in the 2003/2004 fiscal year, mainly due to significantly higher restructuring payments from accruals in the 2003/2004 fiscal year.
- Net interest payments of €23.3 million in the 2004/2005 fiscal year compared to €16.2 million the 2003/2004 fiscal year. The increase in net interest payments in the 2004/2005 fiscal year was primarily due to costs incurred in connection with the refinancing of the 2002 Credit Facility and payments with respect to interest previously capitalized, offset by slightly lower interest payments as a result of lower outstanding balances.

Cash flow from operating activities decreased by €57.7 million to €4.9 million for the year ended September 30, 2004 from the €62.6 million generated in the year ended September 30, 2003, notwithstanding substantially higher EBITDA of €45.2 million in the year ended September 30, 2004 compared to EBITDA of €0.5 million for the prior fiscal year. As discussed elsewhere in this offering circular, EBITDA in the 2002/2003 fiscal year was negatively affected by the effect of purchase accounting in connection with the Acquisition. The following items partially offset the effect of higher EBITDA in the fiscal year 2003/2004:

- A decrease in net working capital of €26.7 million in the 2003/2004 fiscal year compared to a decrease of €110.3 million in the 2002/2003 fiscal year. As discussed below, the decrease in net working capital in the 2003/2004 fiscal year reflects improvements in working capital management. In the 2002/2003 fiscal year, the decrease in net working capital is exaggerated by the effect of purchase accounting in connection with the Acquisition as the book value of the inventory sold in that fiscal year had been increased to reflect fair market value.
- An increase of €43.1 million in other assets/liabilities in the 2003/2004 fiscal year, compared to an increase of €31.0 million in the 2002/2003 fiscal year, mainly driven by significant restructuring payments from accruals in the 2003/2004 fiscal year.
- Net interest payments, which included debt issuance costs, of €16.2 million in the 2003/2004 fiscal year, compared to €12.6 million in the 2002/2003 fiscal year. The increase in net interest payments in the 2003/2004 fiscal year was mainly due to higher interest payable in respect of borrowings under the Mezzanine Facility.

Cash flow from investing activities

In the year ended September 30, 2005, Demag Cranes' investing activities used net cash of €10.0 million, reflecting gross cash used in investing activities of €23.8 million (including capitalized development costs), reduced by cash received from asset disposals and divestments of €13.8 million. Cash used in investment activities mainly included investments in China and in facilities and equipment to support the growth of the Industrial Cranes segment in foreign markets and in production lines for the new DR rope hoist and DC chain hoist product families. Demag Cranes also invested in the improvement of its production facilities in Wetter and Dusseldorf.

In the year ended September 30, 2004, Demag Cranes' investing activities used net cash of €6.3 million, reflecting gross cash used in investing activities of €32.6 million, reduced by cash received from asset disposals and divestments of €26.2 million. Cash used in investment activities

mainly included investments made in connection with restructuring programs in the Industrial Cranes segment, including the construction of a process crane manufacturing plant in the Czech Republic. In addition, Demag Cranes invested in the modernization of equipment and other improvements at the production facilities of the Port Technology segment in Dusseldorf.

In the year ended September 30, 2003, Demag Cranes investing activities used net cash of €19.7 million, reflecting gross cash used in investing activities of €25.3 million, reduced by cash received from asset disposals and divestments of €5.6 million. Cash used in investment activities mainly related to the Industrial Cranes segment and included the implementation of rationalization measures in Germany, as well as investments in a new manufacturing plant in the Czech Republic. In addition, Demag Cranes invested in the expansion of production capacity and the modernization of the production facilities of the Port Technology segment in Dusseldorf.

Cash flow from financing activities

In the year ended September 30, 2005, Demag Cranes' financing activities used net cash of €3.6 million. Demag Cranes' financing activities were primarily devoted to the repayment of shareholder loans with funds from a contribution in the amount of €100.0 million by an indirect shareholder of Demag Cranes to the capital of DCC HoldCo 3 (drei) GmbH.

Demag Cranes' financing activities used net cash of €8.9 million in the year ended September 30, 2004. Cash was used primarily in connection with the repayment of debt under the 2002 Credit Facility and for the repayment in full of the Vendor Loan Note.

In the year ended September 30, 2003, Demag Cranes' financing activities used net cash of €83.3 million. Cash was used primarily for the repayment of amounts owed to affiliates of Siemens AG under cash pooling arrangements and for the repayment of other financial debt.

While Demag Cranes will be obligated to make regular interest payments under the New Credit Facility, Demag Cranes will not be obligated to repay any principal amounts borrowed under the New Credit Facility during the life of the New Credit Facility. Thus, cash flows from financing activities will mainly be affected by drawings and voluntary prepayments under the New Credit Facility. In addition, Demag Cranes expects to pay an annual dividend to its shareholders, which would correspondingly reduce cash flows from financing activities. See "*—Factors affecting Demag Cranes' costs—Financing costs*".

Net working capital

The following table sets forth information relating to the calculation of net working capital:

	Year ended September 30,		
	2003	2004	2005
		(audited) (€ in millions)	
Inventories	194.2	167.4	169.3
Accounts receivable (trade)	165.5	149.3	154.4
Accounts payable (trade)	62.7	74.1	65.2
Net advances	72.6	46.4	56.1
Net working capital	224.4	196.1	202.3

Net working capital as of September 30, 2005 amounted to €202.3 million (22.9% of sales), compared to €196.1 million (24.2% of sales) as of September 30, 2004, compared to €224.4 million (26.6% of sales) as of September 30, 2003.

The reduction in net working capital as a percentage of sales between the 2002/2003 and 2004/2005 fiscal years is largely attributable to improvements in working capital management. Management was able to significantly reduce inventory levels from the year ended September 30, 2003 to September 30, 2004 by shortening production cycles and delivery times, reducing the complexity of Demag Cranes' products through standardization and modularization and by implementing other measures. The improvement in net working capital as of September 30, 2004 was positively affected by an increase in accounts payable as a result of improvements in supplier management and came notwithstanding a substantial decline in advanced payments received of €26.3 million reflecting adjustments to Demag Cranes' payment policies for Port Technology

products in light of the competitive environment in the 2003/2004 fiscal year. Net working capital was negatively impacted in the 2004/2005 fiscal year by the launch of new product generations in the Industrial Cranes segment, which lead to an increase in inventories since the parallel phase-out of predecessor product generations required inventories for old and new products. In addition, accounts receivable increased in the 2004/2005 fiscal year due to a number of factors whereas accounts payable decreased.

Working capital and working capital items on Demag Cranes' balance sheet reflect changes in foreign exchange rates. Working capital and working capital items as stated in Demag Cranes' cash flow statement do not reflect changes in foreign exchange rates. Therefore, balance sheet working capital does not correspond to cash flow working capital.

Capital expenditures and investments

Demag Cranes' capital expenditures and investments primarily relate to the installation of new production facilities, investments in machinery and equipment tooling and maintenance. Demag Cranes' investments include capital expenditures and investments in other companies. Demag Cranes did not invest in other companies in the 2003/2004 and 2002/2003 fiscal years. The following tables show Demag Cranes' capital expenditures, including an estimated breakdown by segments and geographic segments, for the years ended September 30, 2005, 2004 and 2003.

	Year ended September 30,		
	2003	2004	2005
		(audited) (€ in millions)	
Industrial Cranes and Services(1)	18.7	16.8	11.9
Port Technology	6.6	5.3	10.8
Total capital expenditures	**25.3**	**22.2**	**22.6**

(1) Management did not allocate capital expenditures and investments among the Industrial Cranes and Services segments. However, management believes that the vast majority of capital expenditures and investments related to the Industrial Cranes segment.

	Year ended September 30,		
	2003	2004	2005
		(€ in millions)	
Germany	19.5	13.4	16.5
Europe (excl. Germany)	4.3	7.7	1.4
The Americas	0.5	0.5	1.4
Other regions	1.0	0.5	3.4
Total capital expenditures	**25.3**	**22.2**	**22.6**

Demag Cranes' capital expenditures of €22.6 million for the year ended September 30, 2005 increased by €0.4 million, or 1.8%, as compared with the prior year. Capital expenditures in the Industrial Cranes segment were made to support Demag Cranes' growth in foreign markets and included investments in factory equipment in China, a logistical system at Demag Cranes' facilities in Cleveland, Ohio and further investments in the production facility in the Czech Republic. In addition, Demag Cranes invested in production lines for the new DR and DC hoist product families and the optimization of manufacturing processes in Wetter, Germany in order to shorten production times. To further improve the manufacturing and sales processes in the Industrial Cranes and Services segments, Demag Cranes also invested in new distribution software and the development of SAP systems for its component plants, which Demag Cranes will roll out on a global basis. Capital expenditure in the Port Technology segment primarily related to the replacement or modernization of equipment to improve workflow at the production facilities in Dusseldorf. Key investments in the year ended September 30, 2005 included a more powerful overhead bridge crane, a new milling machine and internally developed Automated Guided Vehicle software.

Demag Cranes' capital expenditures of €22.2 million for the year ended September 30, 2004 decreased by €3.1 million, or 12.3%, as compared with the prior year. Capital expenditures in the Industrial Cranes segment accounted for the most significant portion of Demag Cranes' total capital

expenditures in the year ended September 30, 2004, as Demag Cranes made important investments in connection with the implementation of restructuring measures. As part of this restructuring program, Demag Cranes invested in a process crane manufacturing plant in the Czech Republic, new product families and process improvements. In addition, Demag Cranes invested in the replacement or modernization of equipment to optimize the workflow in its manufacturing plants. Capital expenditure in the Port Technology segment primarily related to the replacement or modernization of equipment to improve workflows. Key investments included improvements to the infrastructure of the production site and internally developed software for Automated Guided Vehicles. Capital expenditure in the Services segment related to new hard- and software designed to support order processing.

Demag Cranes' capital expenditures for the year ended September 30, 2003 were €25.3 million. Capital expenditures in the Industrial Cranes and Services segments related to the optimization of production capacities and the implementation of rationalization measures in Germany. In addition, Demag Cranes invested in a new manufacturing plant in the Czech Republic. Capital expenditures in the Port Technology segment primarily related to the expansion of production capacity and the modernization of the production facility in Dusseldorf, Germany and equipment tooling.

Demag Cranes' expects that capital expenditure for the current fiscal year with respect to the Industrial Cranes and Services segments will increase significantly from previous years' levels as Demag Cranes continues to invest in the optimization of production and workflow processes in order to take advantage of growth opportunities. In Germany, these investments relate to equipment and tools for the recently launched DR rope hoist and DC chain hoist product families, a modernization of the warehouse systems in Wetter and Uslar to accelerate logistic processes, as well as IT infrastructure and IT projects. Capital expenditure to support the growth of the Industrial Cranes and Services segments mainly relate to investments in the expansion of manufacturing facilities and tools for local sourcing in China, the relocation of a Spanish manufacturing plant from facilities owned by Demag Cranes into smaller, leased premises and the installation of new assembly lines for hoists and a test stand in Brazil. Demag Cranes expects to fund the capital expenditure requirements of the Industrial Cranes and Services segments for the current fiscal year primarily from operating cash flows. Demag Cranes believes that capital expenditure in these segments will peak in the current fiscal year, and that capital expenditure in the Industrial Cranes and Services segments will be lower in the following fiscal years. Demag Cranes expects capital expenditure in the Port Technology segment, which increased in the years ended September 30, 2005 and 2004 as compared with previous years, to remain high in the current fiscal year as Demag Cranes seeks to expand production capacities and remove current production bottle-necks. Investments in the Port Technology segment will primarily relate to investments in a new horizontal drilling mill, a new paint shop, more efficient and flexible machinery, as well as to a required expansion of office space. Demag Cranes expects to fund the capital expenditure requirements of the Port Technology segment for the current fiscal year from operating cash flows.

According to its current budget, Demag Cranes expects investments in the current fiscal year to amount to approximately €34.3 million (including €33.3 million for capital expenditures), of which approximately €25.1 million relate to investments in Germany, €4.4 million relate to investments in the rest of Europe, €2.2 million relate to investments in North and South America and €2.6 million relate to investments in other regions. Of the budgeted €33.3 million for capital expenditures, approximately €13.4 million has already been invested during the first six months. Demag Cranes expects investments to return to and remain at the level of the 2004/2005 fiscal year in the immediately following fiscal years. Some of Demag Cranes' budgeted investments remain contingent on its assessment of market conditions and opportunities. Therefore, future investments may be higher or lower than currently planned.

Capital resources

Demag Cranes' principal source of liquidity is its operating cash flows, which are analyzed above. Demag Cranes ability to generate cash from its operations depends on its future operating performance, which is in turn dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond Demag Cranes' control, as well as the other factors discussed in the section entitled "*Risk factors*".

Demag Cranes' financing arrangements are the second most significant source of liquidity. In addition, over the periods under review, the proceeds from disposals have been a significant source of liquidity.

Although Demag Cranes believes that its expected cash flows from operations, together with available borrowings and cash on hand, will be adequate to meet its anticipated liquidity and debt service needs, Demag Cranes cannot assure you that its business will generate sufficient cash flows from operations or that future debt and equity financing will be available to it in an amount sufficient to enable it to pay its debts when due or to fund its liquidity needs. Demag Cranes may not be able to obtain debt financing in the future on satisfactory terms or at all, which would limit its ability fund future working capital, capital expenditures, investments and other corporate requirements. As Demag Cranes' has disposed of a substantial part of the businesses and assets that it considers non-essential to its operations, disposals and divestments are not expected to provide significant funds for capital expenditures and other purposes going forward.

Demag Cranes believes that it will be able to meet all of its payment obligations due within the next twelve months.

Changes in shareholder's equity

Total shareholder's equity of the Group was €160.6 million as of September 30, 2005 as compared with total shareholder's equity of €65.1 million as of September 30, 2004 and total shareholder's equity of €1.9 million as of September 30, 2003. The increase in total shareholder's equity as of September 30, 2005 as compared with total shareholder's equity as of September 30, 2004 was primarily due to a contribution in the amount of €100.0 million by an indirect shareholder of Demag Cranes to the capital of DCC HoldCo 3 (drei) GmbH in the year ended September 30, 2005. The funds from this capital contribution were used to fund the repayment of a shareholder loan by a subsidiary of Demag Cranes. The increase in total shareholder's equity as of September 30, 2004 as compared with total shareholder's equity as of September 30, 2003 was due to a capital contribution of €79.4 million, primarily reflecting the waiver of a shareholder loan in the amount of €77.0 million, partially offset by a net loss of €19.5 million for the year ended September 30, 2004.

Financial debt

Net financial debt (i.e., bank loans, shareholder loans and other financial debt less cash and cash equivalents and short-term financial receivables) was €174.1 million as of March 31, 2006 as compared with net financial debt of €178.3 million as of September 30, 2005, net financial debt of €286.9 million as of September 30, 2004 and net financial debt of €360.5 million as of September 30, 2003. The decrease in net financial debt as of September 30, 2005 as compared with net financial debt as of September 30, 2004 was primarily due to the equity contribution of €100.0 million described above. The decrease in net financial debt as of September 30, 2004 as compared with net financial debt as of September 30, 2003 was primarily due to the repayment in full of the Vendor Loan Note in February 2004 and the waiver of shareholder loans in the amount of €77.0 million in June 2004, partially offset by lower cash and cash equivalents as of September 30, 2004.

New Credit Facility

As of the closing of the Offering Demag Cranes will enter into the new credit facility which will provide Demag Cranes and certain of its subsidiaries with access to a €325.0 million revolving credit facility, which it may use for the repayment of intercompany loans provided to companies in the Demag Cranes Group by Demag Finance S.à r.l. and Demag Mezz S.à r.l. and to refinance or counter-guarantee (in the case of outstandings under certain ancillary facilities established under the current revolving credit facility where the lenders of such ancillary facilities are not also lenders under the new facility) outstandings due by companies in the Demag Cranes Group under the 2005 Credit Facility. In addition, it is expected that the new credit facility may serve to cover the costs of the Demag Cranes' initial public offering and costs related to the refinancing described herein. Furthermore, the new credit facility can be used for working capital needs or for other general corporate purposes.

Demag Cranes expects that the New Credit Facility will require it to meet certain financial tests and that it will contain affirmative and negative covenants, including restrictions on additional indebtedness, mergers and acquisitions, asset sales and liens and pledges. The New Credit Facility will also contain certain events of default that may result in the acceleration of the debt under the New Credit Facility. The interest payable on borrowings under the New Credit Facility will be dependent upon certain conditions, meaning that Demag Cranes could have increased cash flow requirements at certain times. See "*Material contracts—Other material contractual relationships—Financing agreements*".

Aggregate contractual obligations

General

The following table summarizes Demag Cranes' contractual obligations, commercial commitments and principal payment obligations as of March 31, 2006.

	Less than one year	1-5 years	More than 5 years	Total
		(€ in millions)		
Operating lease obligations	10.6	22.5	8.0	41.2
Finance leases	0.2	1.4	—	1.6
Inventory purchase commitments	77.7	—	—	77.7
Pension and similar obligations	6.8	36.3	97.9	140.9
Total(1)(2)	**95.3**	**60.1**	**106.0**	**261.5**

(1) Excludes indebtedness under the 2002 Credit Facility and the 2005 Credit Facility. For information regarding the New Credit Facility, see "*Capitalization*".

(2) The timing of payments is based on management's best estimate of the contractual maturities of Demag Cranes' obligations. The timing of the payments may differ significantly from the actual maturity of these obligations.

Pensions and similar obligations

	Year ended September 30,		
	2003	2004	2005
		(audited) (€ in millions)	
Principal pension plans	117.0	113.7	129.8
Deferred compensation	6.9	8.3	9.7
Post-retirement medical plans and other obligations similar to pension plans	1.1	0.2	—
Pension plans and similar obligations	**124.9**	**122.2**	**139.4**

Demag Cranes operates various pension schemes for the benefit of virtually all of its full-time employees in Germany. Outside of Germany, post-retirement benefits are mainly paid to employees in the United States, the United Kingdom, Switzerland and South Africa. While none of Demag Cranes' pension schemes in Germany, the United States and the United Kingdom are funded, pension schemes in Switzerland and South Africa are funded. Demag Cranes' pension schemes in the United States and the United Kingdom are defined contribution plans. Obligations arising from Demag Cranes' pension plans are based on actuarial computations incorporating assumptions, which vary from country to country, regarding discount rates, life expectancy, salary and pension trends and, in the case of funded pension obligations, projected returns on plan assets.

Deferred compensation, which is only available to non-pay scale employees, is a form of retirement pay that is financed by the employee out of his or her personal income. Based on an agreement between Demag Cranes and the respective employee, part of the employee's compensation is not paid to the employee as earned, but retained by Demag Cranes to be paid at a later date. The total amount of deferred compensation is established based on actuarial calculations taking into account the amount of compensation deferred, the age of the employee at the time of deferral, an annual interest rate as applied for pensions and discounts for prior death and invalidity.

Pension expenses comprise service costs, reflected in cost of sales, selling, general and administrative expenses or research and development, as applicable, and interest and other costs, reflected in interest and similar income (expense). Actuarial gains and losses are recorded in the statement of recognized income and expense (SORIE) as change in equity.

The distribution of the costs relating to pensions is as follows:

	Year ended September 30,		
	2003	2004	2005
		(audited) (€ in millions)	
Service cost	2.6	2.5	2.0
Interest cost	7.1	6.5	6.8
Other (gains) losses[1]	0.7	(0.5)	(0.5)
Pension costs reflected in the income statement	10.4	8.5	8.4
Actuarial (gains) losses	1.5	(2.3)	8.7
Total costs	**11.9**	**6.2**	**17.1**

(1) Includes expected returns on plan assets.

A discussion of Demag Cranes' pension and similar obligations is included in note 28 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

Off-balance sheet items and other contingent liabilities

Contingent liabilities consist mainly of credit guarantees in respect of Demag Cranes' financing arrangements and other guarantees and warranties, which include "buy-back arrangements" with customers of certain products of the Port Technology segment. Pursuant to such buy-back arrangements, which generally provide for terms of one to five years, Demag Cranes is obligated to repurchase products from customers. There are two categories of buy-back arrangements: Buy-back arrangements relating to sales of products to leasing companies and buy-back arrangements with end-customers. The majority of the buy-back arrangements relate to sales of products to leasing companies. Under such buy-back arrangements, repurchase obligations are generally triggered if the end-user defaults on lease payments, if the end-user does not wish to purchase the product from the leasing company or if the end-user does not extend the lease for the product at the end of the term of the lease. Under some buy-back arrangements, Demag Cranes is also obligated to indemnify the leasing company for losses incurred due to a default by the end-user in respect of lease payments. During the last ten years, there were only two cases in which Demag Cranes was required to repurchase a mobile harbor crane from a leasing company. Buy-back arrangements with end-customers usually provide such customers with the right to require Demag Cranes to repurchase the product. No end-customer has ever required Demag Cranes to re-purchase a mobile harbor crane pursuant to a buy-back arrangement. As of March 31, 2006 contingent liabilities with respect to buy-back arrangements with leasing companies and end-customers amounted to €44.6 million, compared to €41.9 million as of September 30, 2005, €41.2 million as of September 30, 2004 and €33.5 million as of September 30, 2003.

A discussion of contingent liabilities, including the amount of such liabilities is included in note 35 to Demag Cranes' Combined Financial Statements for the year ended September 2005 included in the "*Financial statements*" section in this offering circular. The total amount of contingent liabilities as of March 31, 2006 amounted to €87.7 million, compared to €81.2 million as of September 30, 2005, compared to €57.1 million as of September 30, 2004, compared to €46.3 million as of September 30, 2003.

Demag Cranes is also involved, from time to time, in lawsuits, claims, investigations and proceedings, including patent, environmental, human resources, workplace health and safety, and commercial matters that arise in the ordinary course of business. There are no such matters pending that Demag Cranes expects to be material in relation to its business activities, consolidated financial position, results of operations or cash flows.

Affiliate transactions

A description of certain transactions involving Demag Cranes and certain of its affiliates, including its shareholders, is set out in this offering circular under "*Business transactions and legal relationships with related parties*", as well as note 36 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this Offering Circular.

In addition, while the Group was part of the Siemens group, it entered into significant transactions with other members of that group, including profit and loss transfer arrangements, inter-company loans, participation in cash pooling arrangements, and financial and legal services. These transactions were terminated as a result of the Acquisition. Furthermore, while the Group was affiliated with Demag Holding S.à r.l., it entered into transactions with Demag Holding S.à r.l. and its affiliates, including inter-company loans, participation in cash pooling arrangements, and financial, legal, management and other services. These transactions, with a few exceptions, were, or will be, terminated immediately prior to, or after, this offering of shares.

Qualitative and quantitative disclosures about market risk

Currency risk

Demag Cranes' reporting currency is the euro. Because Demag Cranes operates its business in various markets throughout Europe, the Americas, Asia and elsewhere, it conducts, and will continue to conduct, transactions in currencies other than the euro, particularly the U.S. dollar. As a result, Demag Cranes is vulnerable to foreign exchange rate fluctuations because:

- it incurs the majority of its manufacturing costs in euro and generates a substantial portion of its revenues in other currencies, particularly the U.S. dollar; therefore, a strengthening of the euro relative to such other currencies in which it receives revenues could negatively impact its operating results and cash flows; and
- certain of its assets, liabilities, revenues and expenses are denominated in various currencies other than the euro; as a result, its operating results are affected by currency exchange rate fluctuations.

Demag Cranes aims to limit its exposure to currency risk by natural hedges, such as fixing the prices of its products and services upon order and invoicing its customers in euro where possible, by purchasing its supplies from local suppliers and by producing and assembling certain of its products in the countries in which it operates. In addition, it enters into foreign exchange forward contracts on a regular basis. See "*—Other factors affecting Demag Cranes' results—Exchange rate fluctuations*".

Commodity price risk

Demag Cranes is exposed to commodity price risks through its dependence on various raw materials, in particular steel. Demag Cranes seeks to minimize these risks by pooling its demands to benefit from economies of scale and by using differentiated sourcing strategies. In addition, it seeks to manage its exposure to volatile raw material prices by entering into agreements with its customers that allow it to pass on increases in raw material prices, subject to certain limits. Demag Cranes currently does not utilize any derivative financial instruments to manage any residual exposure to fluctuations in commodity prices.

Interest rate risk

Demag Cranes' exposure to market risk for changes in interest rates relates primarily to its debt obligations. Demag Cranes has cash flow exposure on the New Credit Facility due to the variable EURIBOR pricing. In the past, Demag Cranes entered into interest swap agreements to manage fluctuations in cash flows resulting from interest rate risk relating to debt obligations. Management has yet to decide as to whether it will enter into interest rate swap agreements or similar arrangements in respect of any of Demag Cranes' obligations under the New Credit Facility.

Credit risk

Credit risk reflects the risk that Demag Cranes' customers might not fulfill all or part of their contractual obligations. Demag Cranes attempts to limit its credit risk by entering into contracts with credit-worthy customers, establishing such creditworthiness based on credit reviews and employing debtor management measures. Based on these reviews and measures, Demag Cranes obtains export guarantees and other forms of insurance where available and when it deems so appropriate. In addition, Demag Cranes establishes allowances for doubtful accounts based upon factors such as the estimated credit risk of specific customers, historic trends and other information.

Impact of inflation

In general, Demag Cranes' costs are affected by inflation. Demag Cranes attempts to restrict increases in its costs below the rate of inflation through productivity improvements and capital expenditure. However, general inflation affects costs for Demag Cranes' competitors and itself.

Critical accounting policies

Demag Cranes prepares its financial statements under IFRS, which requires its management to apply accounting methods and policies that are based on complex or subjective judgments and estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

Summarized below are Demag Cranes' accounting policies under IFRS that require the more subjective judgments of its management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the consolidated financial statements. For more information, see note 2 to Demag Cranes' Combined Financial Statements for the year ended September 30, 2005 included in the "*Financial statements*" section in this offering circular.

Purchase accounting

Demag Cranes accounted for the Acquisition using the purchase accounting method under IFRS. In applying purchase accounting for the Acquisition, Demag Cranes was required to allocate the purchase price to the assets and liabilities that were acquired based on estimated fair values. The determination of the fair values required Demag Cranes to make a number of estimates including, but not limited to, the estimated lives of the acquired tangible and intangible assets. The principal impacts of purchase accounting were as follows:

- Tangible assets: Demag Cranes attributed fair market values to the tangible assets it acquired, principally land and buildings, plant and equipment.
- Inventory: Demag Cranes increased the value of items of inventory in respect of which it had received firm commitments, treating a portion of the profit associated with these orders as having been realized prior to the Acquisition.

Demag Cranes capitalized as an intangible asset the goodwill, equal to the excess of the purchase price paid for the shares over the fair value of the assets less the liabilities acquired.

Revenue recognition

Revenue is recognized for product sales when the risks and rewards of ownership are transferred to the customer. In recording revenue, Demag Cranes' management makes judgments on when this occurs, based on the facts and circumstances of the relevant sale.

For sales of Industrial cranes, the risks and rewards of ownership typically pass to the customers when the goods are shipped. However, Demag Cranes sells certain cranes in respect of which the installation at the customer's location is integral to the functionality of the product or where, under the contractually agreed terms, the risks and rewards of ownership do not pass to the customer until acceptance. In the case of these cranes, Demag Cranes' recognizes revenue when

the equipment has been installed at the customer location and/or after the customer has accepted delivery following inspection of the equipment.

For the Port Technology products "harbor cranes" and "Automated Guided Vehicles" (AGVs), the risk and rewards of ownership are judged to pass to the customer when the equipment is loaded at the port of shipment. For sales of certain more complex products, where sales sometimes involve the sale of software, the risks and rewards of ownership are considered to pass to the customer upon final acceptance of the equipment, after testing the equipment and hence revenue is recognized at this point. In the case of multi-component-contracts for Industrial cranes, the recognition of sales from goods sold and services rendered are separated.

Revenue from services is recognized either after the service is rendered or over the life of the service contract.

Revenue from the sale of spare parts is recognized upon delivery.

Certain sales of Port Technology cranes involve Demag Cranes providing a guarantee of the residual value of the crane (buy-back guarantees). In recognizing revenue management makes an assessment of whether the provision of such a guarantee means that the risks and rewards of ownership have passed to the customer or not. Such judgments involve estimates of the value of the crane at certain points in the future and also an assessment of the likelihood that the guarantee will be taken up. Management makes estimates of the value of the crane based on its historical experience and knowledge of the selling price of such cranes, and bases its assessment of likelihood of take-up based on the difference between the estimated value of the crane and the value guaranteed and historical experience of the take-up of such guarantees.

Certain sales of Demag Cranes Port Technology products involve leasing companies. Under certain arrangements, Demag Cranes sells products to a leasing company, leases the products back and sub-leases them to the end-user. Demag Cranes accounts for the lease-back as a finance lease and the sub-lease to the end-user as a finance lease, based on a judgment whether the relevant conditions for lease accounting are fulfilled. Where Demag Cranes recognizes the lease to the end-user as a finance lease receivable, it records the revenue from sale and lease-back periodically over the lease term instead of recording a sale at the time of delivery.

Under other such arrangements, cranes are sold to leasing companies who enter into lease agreements with end-users. Under certain conditions, Demag Cranes is obligated to repurchase the product from the leasing company at the end of the lease period or to reimburse the leasing company for economic losses incurred through a default by the end-user. In recognizing revenue, management makes judgments about such arrangements depending upon the terms of the underlying lease agreement. If Demag Cranes retains substantial risks of ownership in the leased product, the related assets and financial liabilities are included in the balance sheet and sales and gross profits are recognized over the lease term. If substantial risks of ownership are not retained, revenue is recognized in full upon shipment or delivery, consistent with normal sales.

Reserves for costs and warranties

When Demag Cranes recognizes revenue on sale of its products, management makes estimates of future costs to be incurred, for example costs related to assembling the crane in cases where Demag Cranes is responsible for this. In doing so, management makes estimates based on the nature of the expense still to be incurred applying its past experience. Where actual costs differ from management's estimates, the difference is either a reduction to or an increase in cost of sales.

At the time Demag Cranes recognizes revenue, management estimates the future cost of warranty claims. Management makes these estimates based on historical experience of the level of warranty claims for individual types of product. Where actual experience causes Demag Cranes to revise its estimates, Demag Cranes records the differences in cost of sales.

Valuation of used cranes

In the Port Technology business, the sale of a new crane sometimes involves Demag Cranes taking a used crane in part-exchange. Management estimates the value of the used crane at the time it is acquired and records the crane inventory, and bases its estimate on its knowledge of the selling prices of such cranes. Any subsequent adjustment to the value is recorded in cost of sales.

Development costs

In accordance with the IFRS requirements, Demag Cranes capitalizes development costs if the product or process is technically and commercially feasible and if it is considered probable that the product or process will generate future economic benefits. In determining whether to capitalize development costs, management makes estimates of the future costs to be incurred in the development the project and the future revenue and costs of the product concerned.

Valuation of intangible fixed assets and property, plant and equipment

Demag Cranes assesses intangible fixed assets and property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value may be above the realizable market value in the long-run or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the use of its assets or the change in business strategy;
- significant changes in technology and regulatory equipments; and
- significant negative industry or economic trends.

Recoverability of assets is measured under IFRS by a comparison of the carrying amount of an asset to the amount recoverable in the market, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition.

If the assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values, Demag Cranes' estimated long-term growth rates and the number of years on which to base the cash flow projections. While Demag Cranes believes that its assumptions are reasonable, such estimated amounts could differ materially from what will actually occur in the future.

Inventories

Inventories are valued at the lower of cost or net realizable value, cost being generally determined using average prices or market value. Costs consist of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and applicable indirect costs. Demag Cranes records such indirect costs on an estimated basis and make an adjustment for over/under absorption at the end of each period, or earlier if considered necessary. Such estimate of costs is based on Demag Cranes budgeted costs for the period. Demag Cranes provides for allowances for slow moving or obsolete stock, based on expectations of future usage of such products.

Provision for pensions and other commitments

Demag Cranes provides for pensions and other post-retirement benefit obligations based on actuarial valuations which have been computed using the projected unit credit method in accordance with IAS 19. The actuarial valuations are based on a number of assumptions including the discount rate, the expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and actuarial data. These assumptions are reviewed annually. While management believes the assumptions it used are reasonable based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of Demag Cranes' future pension expense.

Demag Cranes recognizes the service cost element of pensions expense in cost of sales or in expenses, the interest element of the pensions charge in interest expense in the income statement. Actuarial gains and losses are recognized as they occur in SORIE, as part of shareholders' equity.

Restructuring and similar provisions including warranty provisions

Restructuring and similar provisions are made where Demag Cranes has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In determining such provisions, management estimates such future expenses and the probability that an outflow of economic benefits will occur. Management makes such assessments based on its historical experience of such costs and based on facts and circumstances known at the time.

Such provisions are adjusted as further information becomes available or as circumstances change. Where, with the passage of time, it becomes clear that the full amount of a provision is not required, for example in the case of provisions for specific warranty issues, where Demag Cranes finds a more cost-effective means of resolving the issue, then Demag Cranes releases the surplus element of the provision to the income statement.

Deferred tax

Deferred tax arises due to differences between the inclusion of income and expenses in the financial statements and their effect on underlying tax calculations. The main factors affecting deferred tax are differences between the accounting and tax treatment of depreciation on fixed assets, provisions, and tax losses carried forward. Where the effect of such timing differences is to create a deferred tax asset, this is only recognized in the accounts to the extent that it is probable that future taxable profit will be available against which the temporary differences can be offset and is measured at the tax rates that are expected to apply when the asset is realized.

Demag Cranes is subject to income taxes mainly in Brazil, Switzerland, South Africa and Italy. Significant judgment is required in evaluating Demag Cranes' tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Demag Cranes establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite Demag Cranes' belief that its tax return positions are fully supportable, it believes that certain positions are likely to be challenged and may not be sustained on review by tax authorities. Demag Cranes adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant management judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is probable that all or some portion of specific deferred tax assets such as tax losses carried forward will not be realized (see "*Risk factors—Risks related to Demag Cranes' business activities—Under certain conditions, Demag Cranes AG may forfeit the future usability of its tax loss carry-forwards, either in whole or in part, and a valuation adjustments reducing the deferred tax asset could be required in the Group's consolidated balance sheet*"), a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. Realization is based on Demag Cranes' ability to generate sufficient future taxable income. Accordingly, Demag Cranes believes that there is a requirement for valuation allowances in certain countries. Income taxes will continue to be recorded for various jurisdictions subject to the need for valuation allowances in those jurisdictions.

Demag Cranes' future principal tax rates could be adversely affected by earnings being lower than anticipated in countries where it has lower statutory rates and higher than anticipated in countries where it has higher statutory rates, by changes in the valuation of its deferred tax assets or liabilities, or by changes in tax laws or interpretations thereof. In addition, Demag Cranes is subject to the continuous examination of its income tax returns by tax authorities. Demag Cranes regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes.

Summary of certain differences between IFRS and U.S. GAAP

Demag Cranes' prepares its Combined Financial Statements in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain respects from U.S. General Accepted Accounting Principles ("U.S. GAAP"). The following is a summary of certain differences between IFRS and U.S. GAAP. This summary is not intended to provide a comprehensive list of all such differences specifically related to Demag Cranes or the industry in which it operates.

Demag Cranes has not prepared financial statements in accordance with U.S. GAAP or prepared a reconciliation of its financial statements to U.S. GAAP, and, accordingly, there can be no assurance that the differences described below would, in fact, be the accounting principles creating the greatest differences between Demag Cranes' financial statements under IFRS and under U.S. GAAP. In addition, Demag Cranes cannot estimate the net effect that applying U.S. GAAP would have on its results of operations, or financial position, or any component thereof, in any of the presentations of financial information in this offering circular. However, the effect of such differences may be material, and in particular, it may be that total shareholders' equity, and net income (loss) prepared on the basis of U.S. GAAP would be materially different due to these and other differences.

The following paragraphs summarize certain differences between Demag Cranes' significant accounting policies as applied under IFRS and U.S. GAAP as of September 30, 2005 having regard to authoritative pronouncements the adoption of which was mandatory as of that date. Other standards or pronouncements may have been issued whose adoption is only mandatory after that date. In addition, the organizations determining IFRS and U.S. GAAP have ongoing projects that could have a significant impact on future comparisons such as this. In addition, no attempt has been made to identify differences between IFRS and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in Demag Cranes' financial statements or the notes thereto.

Basis of consolidation

Under IFRS, an entity should consolidate all entities that are controlled by it. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Control is presumed to exist when the company owns, directly or indirectly, more than half of the voting power of an enterprise unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control is also deemed to exist when a company that owns less than half of the voting power of an enterprise has the following:

- the power over greater than half of the voting rights by virtue of an agreement with other investors;
- the power to govern the financial and operating policies of the enterprise under a statute or an agreement;
- the power to appoint or remove the majority of the members of the board of directors or equivalent governing body; or
- the power to cast the majority of votes at meetings of the board of directors or equivalent governing body.

Further, IAS 27 (revised) "Consolidated and Separate Financial Statements" requires the consolidation of special purpose entities (SPEs) where the substance of the relationship indicates that an entity controls the SPE.

Under U.S. GAAP, the first step in assessing the requirement for consolidation, is to consider whether an entity is a variable interest entity ("VIE"). If the entity is a VIE, it should be consolidated by a company if that company absorbs a majority of the VIE's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other

financial interest in the VIE. If an entity is not a VIE, the consolidation model is generally based on majority voting rights.

Business combinations – impairment of goodwill

Under IFRS and U.S. GAAP goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. There are differences in the method by which impairment is tested between IFRS and U.S. GAAP.

Under IFRS, goodwill arising in a business combination is allocated to a cash generating unit. These are defined under IFRS as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The carrying amount of a cash generating unit including the attributable goodwill is compared to the recoverable amount, which is defined as the higher of the fair value less costs of disposal and the value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset.

Under U.S. GAAP, the goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is an operating segment or one level below an operating segment. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any, by determining the implied fair value of goodwill and comparing that to the amount of goodwill allocated to individual reporting unit. The implicit fair value of goodwill is determined by allocating the estimated fair value of the reporting unit via a hypothetical purchase price allocation.

Both IFRS and U.S. GAAP prohibit the reversal of an impairment loss of goodwill.

Business combinations – purchased in-process R&D

Under IFRS 3, purchased in-process R&D can be recognized as an acquired finite-lived intangible asset (and therefore amortized), or as part of goodwill to the extent that it is not separately measurable.

Under U.S. GAAP, purchased in-process R&D should be identified as part of the purchase price allocation, but should then be immediately expensed, unless the R&D project has future use.

Business combinations – subsequent recognition of deferred tax asset

Under IFRS, deferred taxes are recognized for the difference between the fair values allocated and the tax bases of the assets and liabilities. When an acquirer did not recognize a deferred tax asset of the acquiree as an identifiable asset at the date of a business combination and the deferred tax asset is subsequently recognized in the acquirer's consolidated financial statements, the resulting deferred tax income is recognized in the income statement and the acquirer adjusts the carrying amount of the goodwill to the amounts that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the business combination and recognizes the reduction in the net carrying amount of the goodwill as expense. This however does not create negative goodwill nor does it increase the carrying amount of negative goodwill.

Under U.S. GAAP, deferred taxes are recognized for the difference between the fair values allocated and the tax bases of the assets and liabilities. Any deferred tax assets, for which a valuation allowance is established at the date of acquisition, are recorded as a decrease in goodwill when the benefit is first recognized. Any remaining credit is first used to reduce the carrying value of other intangible assets to zero, and the excess is credited to net profit or loss.

Research and development costs

Under IFRS, research costs are expensed as incurred. An intangible asset arising from development (or from the development phase of an internal project) must be recognized as an intangible asset if an enterprise can demonstrate the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention to complete the intangible asset and use or sell it;

- its ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- its ability to reliably measure the expenditure attributable to the intangible asset during its development.

In all other circumstances, development costs are expensed as incurred.

Under U.S. GAAP, research and development costs are expensed as incurred. Under U.S. GAAP, costs incurred in the development of software for internal use should be capitalized once both of the following have occurred:

- the preliminary project stage is completed.
- management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended.

Under U.S. GAAP, computer software costs incurred during the preliminary project stage should be expensed as incurred. Internal and external costs incurred to develop internal-use computer software during the development stage should be capitalized.

The capitalized costs of computer software developed or obtained for internal use should be amortized on a straight-line basis unless another systematic and rational basis is more representative of the software's use.

Impairment of long-lived assets other than goodwill

IFRS requires a review of all assets for indication that an asset may be impaired at each balance sheet date. If there is an indication that an asset may be impaired, the recoverable amount is calculated to determine the impairment loss, if any. The recoverable amounts of the following types of intangible assets are required to be measured annually whether or not there is any indication that it may be impaired:

- an intangible asset with an indefinite useful life;
- an intangible asset not yet available for use; and
- goodwill acquired in a business combination.

Under IFRS, the recoverable amount is the higher of fair value less costs to sell and value in use. The latter is measured as the present value of the future cash flows expected to be derived from the asset. Recoverable amount is determined for each individual asset, if possible. If it is not possible to determine the recoverable amount for an individual asset, recoverable amount is determined for the asset's cash-generating unit. If the carrying amount of the unit exceeds the recoverable amount of the unit, an impairment loss exists and is allocated to reduce the carrying amount of the assets of the unit in the following order: (i) first, reduce the carrying amount of any goodwill allocated to the cash generating unit; and (ii) then, reduce the carrying amounts of the other assets of the unit on a pro rata basis.

Under IFRS, impairment losses can be reversed if the circumstances which led to the original impairment no longer exist. The increase in the carrying amount due to reversal should not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

IFRS permits the reversal of an impairment loss recognized in prior periods if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. In this case, subject to certain restrictions, the carrying amount of the asset shall be increased to its recoverable amount.

Under U.S. GAAP, a review of a potential impairment of long term assets held for use is required when events or changes of circumstances indicated a potential impairment. The sum of the expected future cash flows, undiscounted and without interest, related to the long term asset being measured, is compared to the carrying value of the respective asset. Estimates of future cash flows used to test the recoverability of a long-lived asset group should include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of that asset group.

If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down to fair value is necessary. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. If these are not available, fair value should be determined using other valuation techniques, such as discounted cash flows. Impairment losses may not be reversed.

Inventories

Under IFRS, inventories are generally stated at the lower of cost and net realizable value ("NRV"). NRV is the actual or estimated selling price less all further costs to completion and all costs to be incurred in marketing, selling and distributing. Recording inventory using an NRV greater than cost is permitted only in certain circumstances. Accounting for inventory using the "last in, first out" ("LIFO") method is prohibited. Reversals of write-downs are required if certain criteria are met.

Under U.S. GAAP, inventories are carried at the lower of cost and market value. Market value is the current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value less a normal profit margin. LIFO is permitted. Reversals of write-downs are prohibited.

Revaluations of fixed assets

Under IFRS, revaluation of groups of fixed assets to reflect an increase or decrease of fair value is permitted in accordance with specified criteria. Certain revaluation losses are reported in the profit and loss account while some losses are presented as changes in equity.

U.S. GAAP does not permit the upward revaluation of fixed assets.

Partial retirement obligations

Accounting for partial retirement obligations (*Altersteilzeitverpflichtungen*) under IFRS is different from the approach under U.S. GAAP. The major differences are to be found in the treatment of top-up amounts (*Aufstockungsbeträge*) and termination gratuities under the so-called block model.

Under IFRS, in addition to the contracts already signed, the top-up amounts resulting from impending contracts (vested entitlements) must also be recognized. Further, the obligation arising from top-up benefits or from termination gratuities are to be recognized in their full amount at the time the obligation arises. An obligation is recognized in respect of employees who have actually signed agreements to enter into partial retirement and also those who may reasonably be expected to do so.

Under U.S. GAAP, the obligation is recognized on a pro rata basis over the remaining work life of the employees concerned. An obligation is recognized only in respect of employees who have signed agreements to enter into partial retirement.

Revenue recognition

General

Under IFRS, revenue is measured at the fair value of the consideration receivable in an exchange of items dissimilar in nature and value. Revenue from the sale of goods is recognized when the following criteria have been met:

- the seller has transferred to the buyer the significant risks and rewards of ownership;

- the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the seller; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

U.S. GAAP has detailed guidance relating to aspects of revenue recognition in general and in particular industries. The SEC Staff has issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") as amended by SAB 104. Under SAB 101 revenue is recognized when the following four criteria are all met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the sales price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

Multiple element contracts

IFRS does not provide detailed guidance for multiple-element arrangements. The recognition criteria are usually applied to the separately identifiable components of a transaction in order to reflect the substance of the transaction. However, they are applied to two or more transactions together when they are linked in such a way that the whole commercial effect cannot be understood without reference to the series of transactions as a whole.

Under U.S. GAAP, the criteria outlined in EITF 00-21 "Revenue Arrangements with Multiple Deliverables" are applied. A multiple deliverables arrangement generally involves the delivery or performance of multiple products and/or services at different points in time or over different periods of time. The principles that should be applied are as follows:

- In revenue arrangements with multiple deliverables, the delivered elements should be considered separate units of accounting if (i) the delivered items have value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered items and (iii) if the arrangement includes a general right of return relative to the undelivered item, delivery or performance of the undelivered items is considered probable and substantially in control of the vendor.
- Arrangement consideration should be allocated among the separate units of accounting as follows. If there is objective and reliable evidence of fair value for all units of accounting, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair value. Where there is objective and reliable evidence of the fair value of undelivered items in an arrangement but no such evidence for the delivered items, the residual method should instead be used under which the amount of arrangement consideration allocated to the delivered items equals the total arrangement consideration less the fair value of the undelivered elements. However, the amount allocable to a delivered item is limited to the amount that is not contingent upon delivery of additional items or meeting other specified performance conditions.
- Applicable revenue recognition criteria should be considered separately for separate units of accounting.

Buy-back obligations

Under IFRS, sales that provide for buy-back obligations may be recognized at the time of sale, providing that risks and rewards of ownership have been transferred to the customer. IFRS requires this to be identified by reference to the level of the guarantee, relative to the expected value of the asset for the period of the guarantee and taking into account the likelihood that the guarantee will be taken up.

U.S. GAAP provides detailed guidance on revenue recognition in such circumstances and prohibits the recognition of revenue in respect of any transactions where the residual value guarantee amounts to more than 10% of the value of the asset, irrespective of the probability of whether the guarantee will be taken up.

Derivative instruments and hedge accounting

Under both IFRS and U.S. GAAP, all derivative instruments are required to be recorded in the balance sheet as an asset or liability measured at fair value and changes in fair value are required to be recognized currently in earnings, unless specific hedge accounting criteria are met. However, there are differences in the definition of a derivative. There are also differences in the criteria that must be met under IFRS and U.S. GAAP for hedge accounting to be applied. There are also differences in how the changes in fair value are recorded in specific instances.

Capitalization of borrowing costs

Under IFRS, entities have an accounting policy choice to either expense or capitalize (as part of the cost of the asset) borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset.

Under IFRS, exchange differences arising from foreign currency borrowings may be included and capitalized as borrowing costs to the extent that they are regarded as an adjustment to interest costs. Furthermore, any income on the temporary investment of funds borrowed for the construction of an asset reduces the borrowing costs eligible for capitalization.

Under U.S. GAAP, for assets that are constructed or otherwise produced for an enterprise's own use, U.S. GAAP requires the interest cost incurred during that period as a result of expenditures for the asset to be capitalized as a part of the historical cost of acquiring the asset.

U.S. GAAP does not permit the capitalization of foreign exchange gains or losses related to construction or development projects. Income on the temporary investment of funds borrowed would generally not reduce the borrowing costs eligible for capitalization.

Lease classification

Under IFRS, a lease is classified as a finance lease if substantially all the risks and rewards of ownership of the leased asset lie with the lessee. IFRS contains several classification criteria; if any one of these is met, the asset is classified as a finance lease:

- The lease transfers ownership of the leased assets to the lessee at the end of the lease term;
- The lease contains a bargain purchase or a renewal option;
- The lease term is for the major part of the economic useful life of the leased asset;
- The present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased assets;
- The leased asset is of such a specialized nature that only the lessee can use it without major modifications.

In addition, there are further indicators that could result in the lease agreement being classified as a finance lease:

- The lease agreement contains a bargain renewal element;
- If the lessee cancels the lease, the lessee is obliged to reimburse the lessor for any losses on the leased assets;
- Gains and losses in the fair value of the residual property accrue to the lessee.

Under IFRS, lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Under U.S. GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as a capital lease by the lessee:

- The lease transfers ownership of the leased assets to the lessee at the end of the lease term;
- The lease contains a bargain purchase option;
- The lease term is greater than or equal to 75% of the economic useful life of the leased asset;
- The present value of the minimum lease payments is greater than or equal to 90% of the fair value of the leased asset.

Provisions and contingencies

Under IFRS, a provision is to be recognized when all three of the following conditions are met:

- an enterprise has a present obligation (legal or constructive) as a result of a past event;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision should be recognized.

Under IFRS, the amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities (expected value method). Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used. Where the effect of the time value of money is material, the amount of a provision should be the present value of the expenditures expected to be required to settle the obligation.

Under U.S. GAAP, provisions for contingencies are similarly recorded when it is probable that a liability has been incurred and the amount of the provision can be reliably estimated. The FASB Interpretation FIN 14, "Reasonable Estimation of the Amount of a Loss" requires that if any outcome within the range is more likely, then that outcome should be accrued. If no amount within the range is a better estimate than any other, then the minimum amount should be accrued. Discounting of provisions is only allowed if the amount and the timing of payments are fixed or reliably determinable.

Additionally, U.S. GAAP includes more specific guidance relating to the recognition of provisions in certain specific situations, as follows:

Provisions – restructuring costs

SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred provided the general requirements for liabilities are fulfilled. It also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Under SFAS 146, fair value is the objective for initial measurement of the liability and provisions for other costs are only recorded when they meet the general requirements for liabilities. In respect to other exit costs, liabilities are recognized when they are incurred, which is normally when the goods or services associated with the activity are received.

Provisions – post-employment benefits

SFAS 112, "Employers' Accounting for Post-employment Benefits" requires post-employment benefits that would not have otherwise been available to employees concerned under any of the

entity's pre-existing plans, or the occurrence of a specific event that causes employees' services to be terminated involuntary, be accounted for as follows:

- by the service approach when (i) the employees' right to receive the benefits are attributable to services already rendered; (ii) the employees' rights either vest or accumulate; (iii) payment is probable; and (iv) the expected cost can be reasonably estimated; or
- by the event approach when (i) information is available prior to issuance of financial statements indicates that it is probable that a liability has been incurred at the balance sheet date; and (ii) the cost of benefit can be reasonably estimated.

Defined benefit pension schemes

Under IFRS, any employee benefit plan that is not a defined contribution plan is a defined benefit plan, however under U.S. GAAP, defined benefit plans are defined as being plans that define the amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service, or compensation.

Past service costs

IFRS requires that past service costs be recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits have already vested immediately following the introduction of, or changes to, a defined benefit plan, an enterprise should recognize past service cost immediately.

Under U.S. GAAP, prior service costs are generally recognized during the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Recognition of actuarial gains and losses directly in equity

Under IFRS, subsequent to the revision of IAS 19 in December 2004, actuarial gains and losses may be recognized in full (at the option of the entity), when they arise directly in equity. Entities also have the option of applying the 10% corridor approach.

U.S. GAAP does not have a choice in this area, and does not permit the recognition of actuarial gains and losses in full as and when they occur in equity.

Limitation on recognizing pension assets

Under IFRS, Pension assets may not be recognized in excess of the net total unrecognized past service cost, actuarial losses and the present value of the benefits available from refunds or reductions to future contributions to the plans. There is no limitation on the amounts of pension assets that may be recognized under U.S. GAAP.

Minimum liability recognition

Under U.S. GAAP, a minimum pension liability must be recorded for the amount by which a plan is under funded (ignoring projected future salary increases). There is no such requirement under IFRS.

Curtailments

Under IFRS, curtailment gains or losses of benefit plans are recognized when the entity is demonstrably committed and a curtailment has been announced. The curtailment gain or loss is measured as:

- the change in the present value of the defined benefit obligations;
- any resulting change in the fair value of the plan assets; and
- a pro rata share of any related actuarial gains and losses, unrecognized transition amounts and any past service cost that has not been recognized.

Under U.S. GAAP, curtailment gains are not recognized until the employees have been terminated, or the plan has been suspended, which may be at a later date than under IFRS. The measurement of the curtailment gain or loss is not affected by any unrecognized actuarial gains or losses or any unrecognized transition amounts.

Multi-employer pension plans

Under IFRS, multi-employer pension plans that meet the criteria for a defined benefit plan should be accounted for as defined benefit plans. Under U.S. GAAP, these are treated as defined contribution plans.

Deferred taxes

Under IFRS, deferred tax liabilities are recorded on all taxable temporary differences, with the following exceptions:

- goodwill for which amortization is not deductible for tax purposes;
- the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit; and
- undistributed profits from investments where the entity is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Under IFRS, a deferred tax asset is recognized for deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax asset arises from initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect the accounting or the taxable profit.

The concept of "probable" used in IFRS is not explicitly defined and is therefore subject to interpretation.

Under U.S. GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognized together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially "permanent." Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized.

Unlike under IFRS, U.S. GAAP does not permit any exemption for the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit.

Under IFRS, deferred taxes must be presented as non-current items in the balance sheet, however, under U.S. GAAP, the classification of deferred taxes on the balance sheet is split between current and non-current components, depending on the classification of the underlying asset or liability.

Under IFRS, the tax effect of items recognized directly in equity during the current period must also be allocated directly to equity. Any resulting change to the deferred tax assets or liabilities relating to these items in equity must also be recognized in equity.

Under U.S. GAAP, any subsequent changes to the deferred tax assets or liabilities relating to the items recognized in equity are required to be recognized in the current year income.

Guarantees

Under IFRS, a provision is recorded for guarantees when management believes that it is probable that an outflow of resources will be required to settle the guarantee.

Under U.S. GAAP, certain guarantees issued or modified after December 31, 2002 have to be recorded at inception in accordance with their fair value. Additional provisions are also recorded in accordance with SFAS 5 "Accounting for Contingencies" when management believes that it is probable that an outflow of resources will be required to settle the guarantee.

Cash flows

Under IFRS, the cash flow statement is based on changes in cash, which represents cash in hand and deposits repayable on demand, and cash equivalents, which are short-term highly liquid investments, less overdrafts repayable on demand which form an integral part of an enterprise's cash management. Interest paid and received may be classified as an operating, investing or financing activity.

Under U.S. GAAP, the cash flow statement is based on changes in cash and cash equivalents, which are short-term highly liquid investments. Changes in overdrafts are excluded as these represent financing flows. Interest paid and received must be classified as an operating activity.

Discussion and analysis of the results of operations and financial condition of DCC HoldCo 3 (drei) GmbH

Except where expressly indicated otherwise, the following discussion of DCC HoldCo 3 (drei) GmbH's results of operations is based on a comparison of DCC HoldCo 3 (drei) GmbH's consolidated financial statements for the years ended September 30, 2005, 2004 and 2003.

DCC HoldCo 3 (drei) GmbH's operations comprise the operations of Demag Cranes' Industrial Cranes and Services segments. The application of purchase accounting under IFRS has had a material effect on the operating results of DCC HoldCo 3 (drei) GmbH since the Acquisition. Among other things, the application of purchase accounting substantially increased cost of sales in the 2002/2003 fiscal year and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. In addition to the effects of the application of purchase accounting in connection with the Acquisition, the consolidated financial statements of DCC HoldCo 3 (drei) GmbH also reflect restructuring and consulting expenses primarily related to restructuring measures, severance and redundancy expenses, profits (losses) from divestments and certain other effects or costs which management believes are not normally recurring or not in the normal course of business, even though some of these items have resulted in costs and expenses in more than one period.

The table below presents the effects of purchase accounting, one-off effects and holding charges on EBIT for the years ended September 30, 2005, 2004 and 2003.

	Year ended September 30,		
	2003	2004	2005
		(audited) (€ in millions)	
EBIT	(46.8)	(7.2)	17.8
Effects from purchase accounting on inventory	43.2	—	—
Effects from purchase accounting on depreciation and amortization	31.4	16.0	11.5
One-off effects	13.6	8.4	13.1
EBIT before purchase accounting and one-off effects	**41.3**	**17.2**	**42.4**
Adjustments for parent company charges	1.3	1.3	1.2
Adjusted EBIT	**42.6**	**18.6**	**43.6**

Comparison of the year ended September 30, 2005 to the year ended September 30, 2004

Sales

Sales increased by €39.4 million, or 6.3%, to €660.2 million for the year ended September 30, 2005 from €620.8 million for the year ended September 30, 2004. Excluding sales generated by sold or abandoned businesses, sales would have increased by 7.7% from the 2003/2004 fiscal year to the 2004/2005 fiscal year. In the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million, and in the 2004/2005 fiscal year, sold or abandoned businesses generated sales of €4.5 million. Higher sales were driven mainly by an increase in standard crane and chain hoist sales. Sales were also helped by higher sales volumes as well as a recovery in price levels. This increase reflects both what management believes is the beginning of a cyclical rebound in

Western Europe and a continued recovery in the United States as well as strong demand from emerging markets, such as Brazil and countries in Asia, in particular China, as well as higher demand from the Commonwealth of Independent States and Eastern Europe. In addition, this increase was attributable to higher spare parts sales resulting from higher demand from customers that delayed investments in the replacement of machinery and spare parts in the year ended September 30, 2004, and, to a lesser degree, to greater demand for refurbishment business and field service business. DCC HoldCo 3 (drei) GmbH was also able to capture more services business with respect to cranes that were produced by third parties. Strategically significant growth in sales of services was achieved in Brazil and the United States.

Cost of sales

Cost of sales increased by €7.9 million, or 1.7%, to €483.3 million (73.2% of sales) for the year ended September 30, 2005 from €475.4 million (76.6% of sales) for the year ended September 30, 2004, which reflected an increase in sales and higher raw material costs. This increase was partially offset by a decline in personnel costs due to headcount reductions and the implementation of personnel reduction and cost savings initiatives, such as the relocation of production capacity to a new, cost-efficient plant for the production of process cranes in the Czech Republic and the implementation of the restructuring bargaining agreement with the IG Metall union in Germany. However, cost of sales expressed as a percentage of sales decreased in the 2004/2005 fiscal year compared with the 2003/2004 fiscal year.

Gross profit

As a result of the forgoing, gross profit for the group increased by €31.5 million, or 21.7%, to €176.9 million for the year ended September 30, 2005 from €145.4 million for the year ended September 30, 2004.

Research and development expense

Research and development expenses decreased by €1.2 million, or 8.6%, to €12.8 million for the year ended September 30, 2005 from €14.0 million for the year ended September 30, 2004, which was primarily due to the completion of substantial parts of the development program for the DR rope hoist and DC chain hoist product families.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by €16.4 million, or 11.3%, to €161.9 million (24.5% of sales) for the year ended September 30, 2005 from €145.5 million (23.4% of sales) for the year ended September 30, 2004. This increase was primarily due to higher restructuring and consulting expenses as well as costs incurred in connection with the continued international expansion of the business, offsetting cost savings. In addition, this increase was due to higher marketing and selling expenses reflecting marketing and sales efforts related to new products and the increase in sales for the year ended September 30, 2005. Personnel cost savings due to a reduction in administration headcount partially offset increases in general and administrative expenses.

Other operating income (expense), net

Other operating income increased by €8.7 million to €14.9 million for the year ended September 30, 2005 from €6.2 million for the year ended September 30, 2004. This increase primarily reflects income from the release of accruals for anniversary bonuses and partial retirement obligations (*Altersteilzeitverpflichtungen*) and the reversal of impairment charges, partially offset by lower net miscellaneous operating income. The release of the accruals reflect reductions in headcount and the implementation of the restructuring bargaining agreement.

Share of profit of associates

Share of profit of associates, which relate to DCC HoldCo 3 (drei) GmbH's share in the profits of MHE Demag (S) Pte. Ltd., a 50% joint venture with Jebsen & Jessen (SEA) in Singapore, decreased by €0.1 million, or 12.5%, to €0.7 million for the year ended September 30, 2005 from €0.8 million for the year ended September 30, 2004.

EBIT

Due to the factors discussed above, EBIT increased to €17.8 million for the year ended September 30, 2005 from negative EBIT of €7.2 million for the year ended September 30, 2004. Adjusted EBIT increased to €43.6 million for the year ended September 30, 2005 from €18.6 million for the year ended September 30, 2004. Excluding only the effects of purchase accounting, EBIT increased to €29.3 million for the year ended September 30, 2005 from €8.8 million for the year ended September 30, 2004.

Interest and similar income (expense), net

Interest and similar expenses decreased by €5.9 million, or 20.0%, to €23.6 million for the year ended September 30, 2005 from €29.5 million for the year ended September 30, 2004, primarily reflecting lower debt service requirements as a result of lower outstanding balances following the repayment of the Vendor Loan Note and shareholder loans and a further reduction of senior debt in the year ended September 30, 2004.

Income tax credit (expense)

Income tax credits decreased to €2.0 million for the year ended September 30, 2005 from €14.2 million for the year ended September 30, 2004 as a result of lower net losses for the year ended September 30, 2005.

Net income (loss)

Net loss decreased by €18.8 million, or 83.6%, to €3.7 million for the year ended September 30, 2005 from a net loss of €22.5 million for the year ended September 30, 2004 due to the factors discussed above.

Comparison of the year ended September 30, 2004 to the year ended September 30, 2003

Sales

Sales decreased by €45.9 million, or 6.9%, to €620.8 million for the year ended September 30, 2004 from €666.7 million for the year ended September 30, 2003. Excluding sales generated by sold or abandoned businesses, sales would have decreased by 3.1% from the 2002/2003 fiscal year to the 2003/2004 fiscal year. In the 2002/2003 fiscal year, sold or abandoned businesses generated sales of €38.4 million, and in the 2003/2004 fiscal year, sold or abandoned businesses generated sales of €12.1 million. The 2003/2004 fiscal year was characterized by an increased focus on the restructuring of the Industrial Cranes segment; sales growth was considered less important. This decrease was furthermore the result of price decreases and a decline in units sold, which occurred across all products, but were particularly significant with regard to standard cranes. This development was primarily due to lower customer demand as a result of the general economic situation and increased competition in Western Europe. Delays in the production and shipment of products resulted from start-up problems related to outsourcing activities and had a negative impact on sales. The decline in sales also reflected the adverse impact on U.S. dollar-denominated sales from the depreciation of the U.S. dollar against the euro. Stronger services sales were also offset by the adverse impacts of the weakening U.S. dollar on U.S. dollar-denominated sales.

Cost of sales

Cost of sales decreased by €70.1 million, or 12.9%, to €475.4 million (76.6% of sales) for the year ended September 30, 2004 from €545.5 million (81.8% of sales) for the year ended September 30, 2003, which was mainly due to the effect of purchase accounting which affected cost of sales in the 2002/2003 fiscal year. The decline in cost of sales was also due to lower sales and cost savings and efficiency measures implemented in connection with restructuring programs, which more than offset increases in raw material prices and higher purchasing costs due to outsourcing.

Gross profit

As a result of the forgoing, gross profit for the group increased by €24.2 million, or 20.0%, to €145.4 million for the year ended September 30, 2004 from €121.2 million for the year ended September 30, 2003.

Research and development expense

Research and development expenses decreased by €12.7 million, or 47.6%, to €14.0 million for the year ended September 30, 2004 from €26.7 million for the year ended September 30, 2003 driven by depreciation expense of €10.6 million related to development costs that had been activated at the time of the Acquisition due to purchase accounting. Research and development expenditure for the year ended September 30, 2004 related mostly to the expansion of the DR rope hoist and DC chain hoist product families.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by €2.6 million, or 1.8%, to €145.5 million (23.4% of sales) the year ended September 30, 2004 from €148.1 million (22.2% of sales) for the year ended September 30, 2003. This decrease primarily reflected lower marketing and selling expenses as a result of a decrease in sales, partially offset by an increase in general and administrative expenses as a result of temporary doubling of personnel expenses related to changes in the management of Demag Cranes & Components GmbH in the 2003/2004 fiscal year.

Other operating income (expense), net

Other operating income remained stable, i.e., other operating income amounted to €6.2 million for the year ended September 30, 2004 compared with €6.1 million for the year ended September 30, 2003.

Share of profit of associates

Share of profit of associates increased by €0.1 million, or 14.3%, to €0.8 million for the year ended September 30, 2004 from €0.7 million for the year ended September 30, 2003.

EBIT

Due to the factors discussed above, EBIT increased to negative EBIT of €7.2 million for the year ended September 30, 2004 from negative EBIT of €46.8 million for the year ended September 30, 2003. Adjusted EBIT decreased to €18.6 million for the year ended September 30, 2004 from €42.6 million for the year ended September 30, 2003. Excluding only the effects of purchase accounting, EBIT decreased to €8.8 million for the year ended September 30, 2004 from €27.7 million for the year ended September 30, 2003.

Interest and similar income (expense), net

Interest and similar expense increased by €19.2 million to €29.5 million for the year ended September 30, 2004 from €10.3 million for the year ended September 30, 2003, primarily reflecting unrealized currency gains of €25.0 million in the 2002/2003 fiscal year as compared with currency gains of €6.0 million in the 2003/2004 fiscal year.

Income tax credit (expense)

Income tax credits amounted to €14.2 million for the year ended September 30, 2004, compared to income tax credits of €18.1 million for the year ended September 30, 2003 as a result of lower net losses for the year ended September 30, 2004.

Net income (loss)

Net loss decreased by €16.6 million, or 42.5%, to €22.5 million for the year ended September 30, 2004 from a net loss of €39.1 million for the year ended September 30, 2003 due to the factors discussed above.

Discussion and analysis of the results of operations and financial condition of Gottwald HoldCo 3 (drei) GmbH

Except where expressly indicated otherwise, the following discussion of Gottwald HoldCo 3 (drei) GmbH's results of operations is based on a comparison of Gottwald HoldCo 3 (drei) GmbH's consolidated financial statements for the years ended September 30, 2005, 2004 and 2003.

Gottwald HoldCo 3 (drei) GmbH's operations comprise the operations of Demag Cranes' Port Technology segment. The application of purchase accounting under IFRS has had a material effect on the operating results of Gottwald HoldCo 3 (drei) GmbH since the Acquisition. Among other things, the application of purchase accounting increased cost of sales in the 2002/2003 fiscal year and resulted in higher depreciation and amortization in the periods subsequent to the Acquisition. In addition to the effects of the application of purchase accounting in connection with the Acquisition, the consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH also reflect certain other effects or costs which management believes are not normally recurring or not in the normal course of business, even though some of these items have resulted in costs and expenses in more than one period.

The table below presents the effects of purchase accounting, one-off effects and parent company charges on EBIT for the years ended September 30, 2005, 2004 and 2003.

	Year ended September 30,		
	2003	2004	2005
		(audited) (€ in millions)	
EBIT	(8.4)	14.3	18.3
Effects from purchase accounting on inventory	16.4	(0.5)	—
Effects from purchase accounting on depreciation and amortization	0.4	0.4	0.3
One-off effects	0.8	1.0	1.4
EBIT before purchase accounting and one-off effects	**9.2**	**15.2**	**20.0**
Adjustments for parent company charges	0.4	0.4	0.3
Adjusted EBIT	**9.6**	**15.5**	**20.4**

Comparison of the year ended September 30, 2005 to the year ended September 30, 2004

Sales

Sales increased by €42.2 million, or 21.7%, to €237.1 million for the year ended September 30, 2005 from €194.9 million for the year ended September 30, 2004, which is primarily a result of strong mobile harbor crane sales due to increased customer demand in response to sustained higher container shipping volumes and an increase in sales of successful new products. In addition, sales of automated products increased by 93.6% from the 2003/2004 fiscal year to the 2004/2005 fiscal year, as 45 Automated Guided Vehicles and six Wide Span Gantries were sold in the year ended September 30, 2005, compared to ten Automated Guided Vehicles and four Wide Span Gantries in the year ended September 30, 2004. This increase was partially offset by increasing price competition in certain markets, the adverse impact on U.S. dollar-denominated sales from the depreciation of the U.S. dollar against the euro and a different mix of the products sold. Comparing the year ended September 30, 2005 with the prior year, sales increased in Europe, Asia, the Americas and the Middle East.

Cost of sales

Cost of sales increased by €34.6 million, or 22.8%, to €186.5 million (78.7% of sales) for the year ended September 30, 2005 from €151.9 million (77.9% of sales) for the year ended September 30, 2004. This increase in cost of sales is mainly due to higher sales, an increase in steel prices and significantly higher freight costs, which had a particularly negative impact on cost of sales sold due to relatively higher sales to distant regions. In addition, Gottwald HoldCo 3 (drei) GmbH incurred costs related to the production of prototypes and pre-series of the Generation 5

mobile harbor cranes, E-Automated Guided Vehicles and Automated Stacking Cranes. Lower inventory costs offset a minor portion of these increases in cost of sales.

Gross profit

As a result of the forgoing, gross profit for the group increased by €7.6 million, or 17.7%, to €50.6 million for the year ended September 30, 2005 from €43.0 million for the year ended September 30, 2004.

Research and development expense

Research and development expenses decreased by €1.9 million, or 30.6%, to €4.3 million for the year ended September 30, 2005 from €6.2 million for the year ended September 30, 2004, which was primarily due to the capitalization of €4.6 million of development costs in fiscal year 2004/2005, partially offset by development costs related to higher than expected orders for prototypes of Generation 5 mobile harbor cranes, E-Automated Guided Vehicles and pontoon-mounted harbor cranes. Major research and development projects in the year ended September 30, 2005 included the development of the Generation 5 mobile harbor cranes, pontoon-mounted harbor cranes and the development of hybrid engines for E-Automated Guided Vehicles.

A significant portion of the development expenditures is not reflected in the income statement for the year ended September 30, 2005, as €4.6 million of such costs were capitalized.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by €6.0 million, or 26.5%, to €28.6 million (12.1% of sales) for the year ended September 30, 2005 from €22.6 million (11.6% of sales) for the year ended September 30, 2004. This increase was primarily due to higher marketing and selling expenses reflecting marketing and sales efforts related to new products, the increase in sales for the year ended September 30, 2005 and an increase in commission expenses as a result of an increase in the proportion of sales made through sales agents. The need to form dedicated project teams for two projects won the year ended September 30, 2005 also contributed to the increase in costs.

Other operating income (expense), net

Other operating income increased to €0.6 million for the year ended September 30, 2005 from €0.0 million for the year ended September 30, 2004.

EBIT

Due to the factors discussed above, EBIT increased by €4.0 million, or 28.0%, to €18.3 million for the year ended September 30, 2005 from €14.3 million for the year ended September 30, 2004. Adjusted EBIT increased to €20.4 million for the year ended September 30, 2005 from €15.5 million for the year ended September 30, 2004. Excluding only the effects of purchase accounting, EBIT increased to €18.6 million for the year ended September 30, 2005 from €14.2 million for the year ended September 30, 2004.

Interest and similar income (expense), net

Interest and similar expenses increased by €2.4 million, or 31.6%, to €10.0 million for the year ended September 30, 2005 from €7.6 million for the year ended September 30, 2004.

Income tax credit (expense)

Income tax expense increased by €0.5 million, or 13.9%, to €4.1 million for the year ended September 30, 2005 from €3.6 million for the year ended September 30, 2004 as a result of higher income for the year ended September 30, 2005.

Net income (loss)

Net income increased by €1.2 million, or 40.0%, to €4.2 million for the year ended September 30, 2005 from €3.0 million for the year ended September 30, 2003 due to the factors discussed above.

Comparison of the year ended September 30, 2004 to the year ended September 30, 2003

Sales

Sales increased by €11.5 million, or 6.3%, to €194.9 million for the year ended September 30, 2004 from €183.4 million for the year ended September 30, 2003. This increase reflected the first significant sales of the automated products, which more than compensated for declining demand for non-automated products, in particular mobile harbor cranes, in light of a slower than expected recovery in the industry in the 2003/2004 fiscal year as customers delayed investments as a result of, among other factors, the strong euro. Strong demand for refurbishment services also contributed to this increase in sales in the 2003/2004 fiscal year.

Cost of sales

Cost of sales decreased by €4.7 million, or 3.0%, to €151.9 million (77.9% of sales) for the year ended September 30, 2004 from €156.6 million (85.4% of sales) for the year ended September 30, 2003. This decrease in cost of sales is primarily due to the effects of purchase accounting on cost of sales in the 2002/2003 fiscal year.

Gross profit

As a result of the forgoing, gross profit for the group increased by €16.1 million, or 59.9%, to €43.0 million for the year ended September 30, 2004 from €26.9 million for the year ended September 30, 2003.

Research and development expense

Research and development expenses decreased by €2.8 million, or 31.1%, to €6.2 million for the year ended September 30, 2004 from €9.0 million for the year ended September 30, 2003. Depreciation expense incurred in the 2002/2003 fiscal year as a result of purchase accounting contributed to this decrease. €1.0 million of development costs were capitalized in the year ended September 30, 2004 and therefore not reflected in the income statement, whereas no development costs (€0.0 million) were capitalized in the year ended September 30, 2003.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by €3.4 million, or 13.1%, to €22.6 million (11.6% of sales) the year ended September 30, 2004 from €26.0 million (14.2% of sales) for the year ended September 30, 2003. This decrease primarily reflected lower marketing and selling expenses as a result of a decrease in sales of mobile harbor cranes. In addition, general and administrative expenses were positively impacted by lower overhead costs.

Other operating income (expense), net

Other operating income was €0.0 million for the year ended September 30, 2004 compared with other operating expenses of €0.2 million for the year ended September 30, 2003.

EBIT

Due to the factors discussed above, EBIT increased to €14.3 million for the year ended September 30, 2004 from negative EBIT of €8.4 million for the year ended September 30, 2003. Adjusted EBIT increased to €15.5 million for the year ended September 30, 2004 from €9.6 million for the year ended September 30, 2003. Excluding only the effects of purchase accounting, EBIT increased to €14.2 million for the year ended September 30, 2004 from €8.4 million for the year ended September 30, 2003.

Interest and similar income (expense), net

Interest and similar expense increased by €5.7 million, or 300.0%, to €7.6 million for the year ended September 30, 2004 from €1.9 million for the year ended September 30, 2003, primarily reflecting unrealized currency gains of €4.5 million in the year ended September 30, 2003 as compared with unrealized currency gains of €1.1 million in the year ended September 30, 2004.

Income tax credit (expense)

Income tax expenses were €3.6 million for the year ended September 30, 2004, compared to income tax credits of €3.6 million for the year ended September 30, 2003 as a result of income generated in the year ended September 30, 2004 as compared with a loss in the prior year period.

Net income (loss)

Net income increased to €3.0 million for the year ended September 30, 2004 from a net loss of €6.8 million for the year ended September 30, 2003 due to the factors discussed above.

Discussion and analysis of DCC HoldCo 3 (drei) GmbH's German GAAP unconsolidated financial statements

Except where expressly indicated otherwise, the following discussion of DCC HoldCo 3 (drei) GmbH's results of operations is based on DCC HoldCo 3 (drei) GmbH's unconsolidated financial statements for the year ended September 30, 2005.

In the year ended September 30, 2005, general administrative expenses amounted to €0.3 million, interest and similar income, comprising interest earned on inter-company loans, amounted to €2.6 million, assumption of loss related to existing profit and loss pooling agreements amounted to €59.8 million, and interest and similar expense amounted to €0.5 million. As a result, net loss for the year ended September 30, 2005 was €58.0 million.

In the 2004/2005 fiscal year, capital reserves increased to €218.9 million, primarily reflecting a contribution of €100.0 million by an indirect shareholder to the capital of DCC HoldCo 3 (drei) GmbH. The full proceeds from this capital contribution were on-loaned to DCC HoldCo 5 (fünf) GmbH, a subsidiary of DCC Holdco 3 (drei) GmbH. As of September 30, 2005, DCC HoldCo 3 (drei) GmbH's claim, including interest, against DCC HoldCo 5 (fünf) GmbH, reduced by other intra-group claims, has been reflected in the amount of €70.4 million on DCC HoldCo 3 (drei) GmbH's balance sheet.

BUSINESS ACTIVITIES

Demag Cranes is one of the world's leading providers of industrial cranes, crane components, harbor cranes and port automation technology. Services, in particular maintenance and refurbishment services, are another core element of its business activities. The Group operates through three segments: Industrial Cranes, Port Technology and Services. Statements with regard to the market position of Demag Cranes' Industrial Cranes and Port Technology segments are based on in-house market research, sales figures or reference lists published by competitors, as well as on publications of market research institutions or trade publications. (See "*General Information—Note concerning sources of market information, currency figures and technical terms*".)

With "Demag" and "Gottwald" Demag Cranes has strong brands and is, in the Company's opinion, one of the global market leaders by virtue of its innovation and technology leadership, its excellent product and service quality and its close and long-term customer relationships. The Group manufactures in 16 countries on five continents and operates one of the most extensive global distribution and services networks in the industry, with a presence in more than 60 countries, which provides it with access to customers in over 100 countries.

The Group sees its core expertise in the development and construction of technologically advanced cranes and hoists, as well as automated transport and logistic systems in ports, the manufacture of high-quality components, and the provision of services for these products. Demag Cranes' products are distinguished by their high quality in terms of safety, reliability, longevity and precision while offering low cost maintenance over their entire lifespan. Product development and production are carried out on a modularized and standardized basis, offering individual solutions with short delivery times. Through the increasing involvement of crane manufacturing partners in the Industrial Cranes segment, the Group achieves broad geographical coverage in less industrialized regions and a high level of operating flexibility in order to specifically react to demand fluctuations. Moreover, through the co-operation with outsourcing partners, the Company is able to concentrate on the development, construction and manufacture of technologically advanced components.

Demag Cranes has been manufacturing cranes and hoists for more than a century. The business operations of the current Group are the result of a combination of Demag Cranes & Components GmbH (Industrial Cranes and Services segment) and Gottwald Port Technology GmbH (Port Technology segment). Since 2002, both have been owned indirectly by Demag Holding S.á r.l., in which private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. hold an 81% interest, and Siemens AG holds a 19% interest. In recent years, Demag Cranes' strategy has been designed to build a foundation for profitable growth in the future. This has been achieved principally through significant internationalization of its business, the successful development and market introduction of new products, and the implementation of extensive programs to increase efficiency. In fiscal year 2004/2005, the Group generated total sales of €881.6 million and an adjusted EBITDA of €84.9 million (Combined Financial Statements per September 30, 2005) with 5,520 employees (per September 30, 2005).

Industrial Cranes (46.5% of total sales in fiscal year 2004/2005). In the Industrial Cranes segment, Demag Cranes provides solutions for material flow, logistics requirements and drive applications with a comprehensive range of products and services for industrial plants of all sizes. With its Industrial Cranes products, the Group primarily services the premium segment, which is characterized by higher requirements in terms of quality, safety and capability. Demag Cranes manufactures high-quality components such as rope hoists, chain hoists, travel units and motors, as well as complete cranes. The latter are divided into cranes that are configured individually from standardized modules for industrial infrastructure applications, and process cranes that are used in the customer's specific production processes. In addition, the Industrial Cranes segment offers the KBK crane construction kit, which is primarily used in industries that have changing needs in terms of their manufacturing setup (e.g. automobile industry). Due to its flexible configuration of standardized components, the KBK crane construction kit can be modified at any time. According to the study "Determination of DCC's Market Position" prepared by Impuls Management Consulting in 2006 and commissioned by the Company (the "Impuls-Study"), Demag Cranes has the world's largest installed base in the industry with more than 650,000 electrical cranes and hoists for industrial applications. Furthermore, Demag Cranes believes that it is one of the world's two leading industrial crane providers. In the Industrial Cranes segment, Demag Cranes operates three

component plants in Wetter (Germany), Sao Paulo (Brazil) and Shanghai (China), as well as 22 crane plants in industrialized regions around the world. In less industrialized regions, Demag Cranes achieves broad geographical coverage and operational flexibility through co-operation with crane manufacturing partners, who are supplied with Demag Cranes components. In fiscal year 2004/2005, the Industrial Cranes segment generated sales of €409.9 million.

Port Technology (26.9% of total sales in fiscal year 2004/2005). In the Port Technology segment, Demag Cranes offers selected products and services to provide solutions for material flow and logistics requirements in ports and terminals. The product portfolio ranges from mobile harbor cranes for loading and unloading goods of all kinds onto and from ships to automation solutions for container transport and storage with Automated Guided Vehicles and Automated Stacking Cranes, including related navigation and control software. In addition, the Company offers planning and consulting services for port operators and special simulation and emulation software. According to data gathered by World Cargo News (World Cargo News 2003-2006) and market research conducted by the Company, Demag Cranes is the global market leader for mobile harbor cranes based on units sold with an average market share of approximately 44% for the four-year period from 2002-2005. Based on its own reference lists and those compiled by competitors, the Company also believes that it has the world's largest installed base of mobile harbor cranes. Demag Cranes believes it is one of the world's leading providers of port automation technologies, a sub-segment which the Group has developed in recent years. The Port Technology segment has its own service business, which provides assembly and maintenance services. Port Technology's manufacturing site is located in Dusseldorf. In fiscal year 2004/2005, the Port Technology segment generated sales of €237.1 million.

Services (26.6% of total sales in fiscal year 2004/2005). The Services segment provides high margin services for the maintenance and refurbishment of products from the Industrial Cranes segment. In most industrialized countries, there are statutory provisions that require regular inspection and maintenance of cranes and hoists. This results in a regular need for maintenance and repair services. In addition, the requirements in terms of safety and reliability are increasing, which requires upgrading of installed systems. Refurbishment services offered by the Company allow customers to adapt to new manufacturing processes or to amended safety regulations. The product range also covers the sale of spare parts and full service contracts. The services are primarily provided for the Group's own industrial crane products, but increasingly also for third-party products. At present, service contracts are in place for approximately 150,000 cranes and hoists, of which 84,000 are Demag products. One third of the service contracts concluded by Demag Cranes are long-term contracts with a term of more than three years. In its own opinion, the Group has one of the most extensive networks in this market segment, with more than 220 service locations, including partners, worldwide. In fiscal year 2004/2005, the Services segment generated sales of €234.6 million.

In fiscal year 2004/2005, Demag Cranes generated 20.6% of sales in Germany, 41.7% in European countries outside Germany, 17.6% in North and South America, 12.6% in Asia and 7.3% in other countries.

The Company is active in three markets.

- ***Industrial cranes market:*** The industrial cranes market comprises, above all, cranes and hoists installed in customers' manufacturing facilities, where they are used to move loads. Demand for industrial cranes is dependent, in particular, on overall economic and industrial growth, as companies expand their capacity and replace older systems during growth periods. While the industrial cranes market was characterized in 2003, and in Western Europe also in 2004, by a drop in demand in the context of the generally difficult economic environment and hence by increased competition, market conditions have since improved. The Company believes that this trend is based on a cyclical upswing in capital goods markets, on a related increase in investments in industrialized countries, and on a strong demand for capital goods to expand capacity in emerging markets, which are benefiting from increasing domestic demand and exports as well as the relocation of manufacturing capacities from western industrialized countries.

- ***Port technology market:*** Demag Cranes offers certain products for the port logistics market. This market comprises products for port logistics, primarily stationary and mobile harbor cranes, products for container transport and container storage, and specialized software. Based on an expected increase in global and regional trade volume, the Company believes that this market will enjoy significant growth over the next five years. Drewry Shipping Consultants expects global container traffic to increase at an average annual rate of 9.3% through 2010, and port operators to significantly expand and upgrade their systems in coming years. Demag Cranes expects that the forecasted increase in trade volume and the resulting capacity bottlenecks – which already exist today to some extent and will tighten in the future, particularly in major terminals – will require expansion and equipment replacement capital expenditures by port operators. In addition, the Company expects further expansion of smaller feeder ports. The market for automation solutions in the port sector is growing particularly strongly, as port operators are increasingly attempting to reduce the throughput time required for container and goods handling and to optimize capacity utilization. In addition, the increasing size of container vessels is causing terminal operators to invest in more effective and cost-efficient cargo handling technologies.

- ***Services market:*** The services market in which Demag Cranes is active primarily includes maintenance and spare parts sales for industrial cranes, and is therefore less dependent on investment behavior and the economic cycle. Going forward, Demag Cranes expects an increasing demand for services. In the services sector, the Company believes that customers are increasingly outsourcing the maintenance and repair of cranes and hoists to external service providers such as Demag Cranes rather than managing these tasks internally. As a result, the addressable market for services available to external service providers is growing. The range of standardized refurbishment sets, spare part sets and additional services such as surveying, enhances the attractiveness for customers to increasingly use these externally provided services. Moreover, on the basis of Company information, the increasing age of the systems installed in industrialized countries is expected to result in a greater need for maintenance services. Growth in the services market is also driven by the continued growth in the base of installed equipment.

Competitive strengths

The Company believes that Demag Cranes is characterized by the following competitive strengths:

Leading position in attractive markets. Demag Cranes is one of the leading providers in attractive markets that offer further long-term growth potential. The Company believes that the Group is one of the world's two leading manufacturers of cranes and hoists for industrial applications. In addition, according to information collected by World Cargo News (World Cargo News 2003-2006) as well as market research conducted by the Company, Demag Cranes is the global market leader for mobile harbor cranes based on units sold with an average market share of approximately 44% for the four-year period from 2002 to 2005. The Group believes that it is particularly well positioned in the segments for high-quality, technologically sophisticated products, where competitive differentiation is based not only on price, but also on product reliability, technical innovation, services, short delivery times, as well as global delivery capabilities.

The Group maintains a global distribution and service network reaching more than 100 countries. Demag Cranes believes that this results in a significant competitive advantage, as it enables the establishment of long-term direct relationships with major customers, and it is a prerequisite for the profitable service business. Its strong position in industrialized countries and certain growth markets enables Demag Cranes to benefit from the current economic recovery in Western Europe and the continuing positive economic environment in the United States. Moreover, Demag Cranes has experienced a sustained increase in demand in growth markets. Currently, the most important growth markets for the Industrial Cranes and Services segments are China, India, Brazil, CIS and Eastern Europe. Demag Cranes has already been present in these markets for several years, in some cases with its own plants or subsidiaries. In recent years, the Company has significantly expanded its sales presence in these markets, particularly in China.

Based on its strong market position and its attractive product portfolio within the Port Technology segment, Demag Cranes has also created the basis for participating in the strong growth of international and regional transportation of goods on ships. The anticipated high growth of container traffic and the need for port operators to invest in capacity expansion to increase cargo handling efficiency is expected to lead to high structural growth with less dependency on cyclical growth. With its new Generation 5 mobile harbor crane, which was launched in April 2006, with the first models expected to be delivered in mid-2006, and its port automation products, particularly Automated Guided Vehicles and Automated Stacking Cranes, Demag Cranes offers competitive products that provide a basis for expected market share gains.

Strong position in the services market. Demag Cranes has an outstanding position in the profitable services business through its Services segment, which services Industrial Crane's products and increasingly also third-party products through its global sales and services network, as well as through services offered within the Port Technology segment.

Within the Services segment, Demag Cranes operates 13 service centers with 240 service technicians in Germany (as of March 31, 2006). The services offered within the Services segment range from technical consulting to maintenance services, refurbishment and 24-hour spare part services in all major industrialized regions, to full service contracts. Globally, the Group – including overseas agencies and a joint venture in South-East Asia based in Singapore – has more than 220 service locations with over 1,400 service technicians (as of March 31, 2006). In the Company's opinion, Demag Cranes has one of the most comprehensive service networks in the industry. The global service network and the logistics infrastructure enable fast delivery and the rapid installation of wear and tear and spare parts as well as the provision of services, which together ensures minimal downtime for customers, a high level of availability, safe operation and a long equipment lifespan of their cranes and hoists.

The services market is of particular interest to Demag Cranes, as it is subject to relatively low cyclical fluctuations due to the regular need for maintenance – caused in part by statutory safety regulations – and as it generally generates recurring revenues. Moreover, Demag Cranes utilizes the provision of services to strengthen existing customer relationships, as well as to establish new direct and long-term customer relationships.

The Company's broad installed base in established markets forms the basis for further growth in services. According to the Impuls-Study, Demag Cranes has the world's largest installed base for cranes and hoists for industrial applications, with more than 650,000 units. The Company's services business relates to only approximately 37% of the estimated total potential services business associated with its installed base (as of the end of fiscal year 2003/2004). As part of its service strategy, Demag Cranes aims to increase penetration of its own installed base and to increase services provided for third-party products.

Technology and innovation leader. Due to the excellent technical qualities of its products and the Group's innovation capabilities, Demag Cranes considers itself a technology and innovation leader in its industry with a comparatively greater commitment to invest in research and development. In the past years, new products have been successfully launched both in the Industrial Cranes and the Port Technology segments. For example, due to its innovation leadership, the Group believes it holds a strong position in the growing port automation sector, in particular, for Automated Stacking Cranes and Automated Guided Vehicles. Demag Cranes' Automated Guided Vehicles have been used successfully in ports for more than 10 years. For the development of these vehicles, Demag Cranes has worked closely together with its customers to be able to offer a technically mature product that corresponds to its customers' needs. Consistent subsequent development and the current introduction of the diesel-electric drive for the vehicles have to date prevented competitors from introducing competing products on the market. At present, Demag Cranes is the world's only system provider that develops and manufactures Automated Stacking Cranes and Automated Guided Vehicles as an integrated system with the related software for integration into the overall port logistics process. Moreover, Demag Cranes is one of a few companies to offer special simulation and emulation software for cargo handling in ports. Following many years of close co-operation with the Dutch company TBA B.V., the Group acquired a majority interest in TBA B.V. in 2005 in order to further expand this strategically important line of business.

Innovative concepts are also used in manufacturing. One example is the transition to modular construction concepts, which lead to significant standardization benefits and facilitate lower cost manufacturing and shorter delivery times. The new Generation 5 mobile harbor cranes, which were launched in April 2006 and of which the first models are expected to be delivered in mid-2006, are based on such a modular concept. Furthermore, the new generation offers differentiated operating capabilities depending on customer requirements, a longer equipment lifespan as well as reduced operating costs for the customer. The Industrial Cranes segment's DR rope hoists and DC chain hoists, first launched in 2004, were also developed based on a modular construction concept and have inter alia a more compact design, greater hoist speed and a longer equipment lifespan compared to predecessor models. In addition, the new rope hoists and chain hoists are equipped with innovative control systems, which permit cost reductions and, at the same time, allow for a greater range of functions.

Established brands and long-term customer relationships. Demag Cranes has established brands with a long-standing tradition. The business of today's Demag Cranes Group goes back to the formation of two companies in 1819 and 1906, Demag Cranes thus has a long-established market presence. The Group has succeeded in establishing long-term customer relationships in the past, and Demag Cranes places importance on close and direct contact to its customers. In the Industrial Cranes and Services segments, approximately 85.6% of sales in the fiscal year 2004/2005 were made directly via Demag Cranes' distribution organization to end-customers as well as to agencies and the MHE joint venture. On the basis of its long-standing customer relationships, Demag Cranes has succeeded in achieving an in-depth understanding of customers' processes and their needs.

The high level of customer satisfaction is also demonstrated by the fact that some customer relationships have existed for decades. In this respect, the Industrial Cranes segment has benefited from profound knowledge of its customers' needs gained as a result of work performed in the Services segment. The high level of customer satisfaction is also demonstrated by the fact that many customers in the Industrial Cranes segment that are relocating their manufacturing base to emerging markets continue to use Demag Cranes' products at the new manufacturing sites. In addition, approximately half of the 15 most important customers in the Industrial Cranes segment have been part of Demag Cranes' customer base for more than 30 years. Outstanding customer relationships in the Port Technology segment formed the basis for two important reference projects in 2005: "Antwerp Gateway" in Antwerp (Belgium), regarding a framework agreement for the delivery of Automated Stacking Cranes, and "Euromax Terminal" in Rotterdam (the Netherlands), for the delivery of 96 Automated Guided Vehicles. In the case of the Euromax Terminal, however, the other contracting party may terminate the agreement, in whole or in part, at any time against compensation for services already rendered.

Successful implementation of programs to improve profitability and the Group's competitive position. Demag Cranes has been able to significantly improve its profitability and competitive position in the past through successful implementation of cost reduction measures and through growth initiatives. The aim of the measures introduced in 2003 was to reposition the Company for profitable growth, reducing the cost structure and making it more flexible, improving the production flow and work processes, while at the same time increasing benefits to customers.

In the period from 2003 to 2005, Demag Cranes undertook an extensive restructuring program, particularly in the Industrial Cranes and Services segments. As a result of the closure of old plants and the construction of new and more efficient ones for cranes and crane components in selected locations – for example in China and the Czech Republic – Demag Cranes has succeeded in significantly reducing manufacturing costs, cycle time and delivery times. As part of the restructuring, the number of employees worldwide has been reduced by approximately one-quarter since the beginning of fiscal year 2002/2003. During this period (until September 30, 2005), per capita sales increased by 23%. Profitability was further increased through the introduction of new products. Mobile harbor cranes in the Port Technology segment and the new rope hoist and chain hoist generations in the Industrial Cranes segment are all based on a modular concept that reduces the complexity of the products without compromising their scope of application, thereby significantly reducing manufacturing costs. In the Port Technology segment, Demag Cranes has in recent years also successfully implemented programs to reduce costs and has increasingly pursued the standardization and modularization of its products. In addition, Demag Cranes has

restructured the manufacturing workflow in the Port Technology segment in order to enable serial production.

As a result of restructuring of manufacturing processes, optimizing procurement logistics and reducing inventory as well as improving working capital management, Demag Cranes has also managed to significantly reduce net working capital in all segments. In addition, Demag Cranes also sold real estate that was not necessary for the operations, which has further reduced the Company's capital requirements. As a result of the successful implementation of these programs for increasing profitability and improving its competitive position, Demag Cranes is well positioned to capture its growth potential.

Corporate strategy

Demag Cranes' corporate strategy across the Group is aimed at sustainable and profitable growth. Its principal goals are as follows:

Expansion of leading market positions in established markets. Demag Cranes believes that it is one of the market leaders in each of its three segments. The Group plans to further expand this position through its strong customer relationships, its established "Demag" and "Gottwald" brands and its innovation and technology leadership. In this respect, Demag Cranes benefits from the large installed base of cranes and hoists for industrial applications and mobile harbor cranes in operation worldwide. In the Industrial Cranes and Services segments, the strong market positions are also supported by an extensive international distribution and service network, which is also used by the Port Technology segment in certain countries. Going forward, Demag Cranes intends to capitalize on close customer relationships which it has built based on its services business and its extensive distribution network in order to acquire new business. Customers in the premium segment, especially in the established markets, have particularly high demands in terms of consulting expertise. Moreover, Demag Cranes intends to improve its market share through the launch of innovative new products (see also "*—Growth through innovative product offerings and expansion of product portfolio*").

The planned expansion of the service network as well as the enhanced offer of attractive services is expected to strengthen existing customer relationships and constitute a profitable and long-term revenue source for the Group (see also "*—Increased development of service potential*").

Profitable expansion in industrial growth markets. Based on investments made in recent years, Demag Cranes has created a strong basis from which the Group intends to pursue expansion in geographic markets which offer attractive growth potential based on accelerated industrialization. In fiscal year 2004/2005, the Company generated approximately 20-25% of its sales in the Industrial Cranes and in the Services segment outside of Western Europe and North America.

In the Industrial Cranes segment, Demag Cranes is focusing its growth strategy mainly on China, Brazil, India, CIS and Eastern Europe. In China, where Demag Cranes operates a crane and components plant, the Company has, for example, significantly increased its presence from five distribution and service sites in 2004 to 22 in March 2006; the target is to have 26 sites by the end of 2006. Further expansion will be supported by the Company's broad distribution and service network, resulting proximity to customers, as well as an increased cooperation with local crane manufacturing partners and local suppliers. This allows not only for shorter delivery times through shortened shipping routes, but also for savings in terms of material costs and import duties. By establishing these structural prerequisites for expansion, Demag Cranes plans to significantly increase its market coverage and market share in this rapidly growing market in coming years. The target customer group consists both of companies that relocate their production to China, as well as local manufacturers that require high-quality products. In this regard, Demag Cranes also expects to benefit from high growth rates in industries such as the steel industry.

In Eastern Europe, Demag Cranes is planning to launch an increased sales initiative in the Industrial Cranes and Services segments on the basis of the existing market presence in the Czech Republic, Poland, Hungary and Romania, as well as by establishing further agencies in Slovakia, Croatia, Lithuania, Bulgaria and Serbia. In India, where Demag Cranes' products are already established in the market, the Group is planning to further improve its market position through a potential acquisition. In Brazil, where Demag Cranes has already been present since 1974 and

holds a strong market position, the Company is particularly growing in the Services segment. The services staff in Brazil increased from 83 employees as of September 30, 2003 to 119 as of March 31, 2006. In particular, the Company was able to increase the number of service contracts, thereby increasing service sales in Brazil by more than 46.0% compared to the prior year.

Moreover, Demag Cranes is optimizing its profitability in the Industrial Cranes segment by concentrating in the growth markets of China and Brazil increasingly on the manufacture of crane components and their integration, while the production of steel girders and crane assembly are in part being outsourced to selected local partners. In China, for example, the Company cooperates with eight crane construction partners which, in less industrialized regions, successfully complement the central crane and component plant in Shanghai.

In the Port Technology segment, Demag Cranes' strategic focus is on growth regions that are characterized by strong economic development and the related flow of goods or by a strategic position along global shipping routes. The South-East Asian region is particularly attractive, as there are a number of emerging markets in the region which are increasing trade among themselves and with other regions and countries on different continents. The Middle East is one of the regions on which Demag Cranes focuses, as it is increasingly becoming a hub for the flow of goods thus creating local demand for infrastructure investment projects. In order to further expand its presence in these growing regions, Demag Cranes is planning to increase headcount in sales and services.

Growth through innovative product offerings and expansion of product portfolio. From 2004 to 2007, Demag Cranes is launching important new product families in both the Industrial Cranes and the Port Technology segments that will be important sales and profit drivers in coming years. Demag Cranes plans to significantly strengthen its long-term competitive position by introducing new products.

The Port Technology segment has significantly increased its product and service portfolio in recent years. Demag Cranes expects significant growth primarily for Automated Guided Vehicles and Automated Stacking Cranes that were introduced in May 2005. As part of a long-term strategy, Demag Cranes already began setting up a planning department for terminals eight years ago and gained strong logistics and automation expertise through specific project work and established an excellent reputation in this field. As a result, Demag Cranes expects to win an increasing number of orders for major long-term projects in port logistics similar to the current major projects for Automated Guided Vehicles and Automated Stacking Cranes (see also "*—Competitive strengths—Established brands and long-term customer relationships*").

Demag Cranes also expects significant growth in the Port Technology segment in relation to the software solutions offered by the Group. This is based largely on the recent acquisition of the software activities of TBA B.V., a pioneer in the simulation of port logistics. On this basis, Demag Cranes is pursuing a strategy of offering customers a broad range of consulting services at the beginning of a planning phase and thus positions itself for access to large projects. In addition, the Company plans to combine those software products already available in order to be able to offer a more comprehensive product range and thus to gain further market share.

In April 2006, the Port Technology segment reached an important milestone with the launch of the new Generation 5 mobile harbor cranes, the first models of which are expected to be delivered in mid-2006 and which will fully replace the existing mobile harbor cranes by the end of 2007. By marketing this product series with its flexible applications, greater efficiency and lifespan, cost benefits and its relatively short delivery time, Demag Cranes plans to increase sales and earnings in the future.

In the Industrial Cranes segment, the DR rope hoist and DC chain hoist product families were launched in 2004. In 2006, the product families will be expanded by additional product sizes and are expected to fully replace their predecessor models by the end of 2007. Both product families offer significant improvements over the predecessor models such as longer product lifespan, greater hoist speeds, improved diagnostic options and reduced complexity. In addition, the Industrial Cranes segment is planning to significantly expand its target market by addressing not only the Demag Cranes premium segment but also the volume segment beginning in 2007. The volume segment will initially be served with chain hoists by offering a new and attractive high-end product line under the existing "Donati" brand.

Maximize service potential. Demag Crane's goal is to significantly increase sales in its attractive service business, supported by the large global installed base of Demag Cranes' industrial cranes and mobile harbor cranes. Demag Cranes benefits from the continuing trend towards outsourcing crane maintenance to external service providers, and from strict safety regulations for cranes in industrialized countries, which require regular inspections and servicing.

With more than 220 service locations – including partners – the Company's services business relates to only approximately 37% of the estimated total potential services business associated with its installed base of more than 650,000 Demag Cranes' cranes and hoists for industrial applications worldwide. The Company plans to increase this share in the coming years to approximately 50%, which is being achieved, inter alia, by the sale of spare parts in sets and standardized refurbishment sets as well as by offering full service contracts for cranes and hoists for entire plants. The latter results in a significant reduction in the administrative burden on the customer side and in a continuing profitable revenue source for Demag Cranes, while at the same time consolidating customer relationships. Furthermore, cross-selling is expected to contribute to growth, for example by offering service agreements in connection with the sale of Industrial Cranes products. The Company expects a major portion of its standard cranes sales to be accompanied by service contracts. In addition, direct customer relationships are being strengthened through a further expansion of the service network by establishing new sites. Moreover, the Services segment is planning to increasingly provide maintenance services for third-party products in the same way that its subsidiaries Kranservice Rheinberg GmbH (KSR) and Crane America Services, Inc. (CAS) have already successfully done for years. In this context, selective smaller acquisitions of service companies are also planned in order to fully utilize this growth potential.

The Port Technology segment is also planning to further exploit the service business potential. The range of services includes the supply of spare parts, maintenance and refurbishment sets.

Further strengthening important customer relationships in the Port Technology segment. Demag Cranes consistently focuses on specific demands of particular customer groups and on strengthening these relationships. Especially in the context of port automation, the Port Technology segment depends on good customer relationships with global port operators and container shipping companies. Demag Cranes expects that the port automation and software market will increase significantly in the future. Furthermore, the Company may use know-how acquired from co-operation with these global port operators and container shipping companies for the benefit of other customers. The retention and strengthening of customer relationships is achieved by key account management as well as through longtime co-operation between the systems development department of the Port Technology segment and the customers' planning and development departments.

Continued profitability improvement through process optimization. Demag Cranes has fundamentally improved its competitiveness and profitability in recent years by implementing several measures to reduce costs and optimize processes. The Company plans to continue to pursue these measures in the future. Moreover, the Company has developed and is currently implementing additional specific measures to improve its competitive position as well as overall sales and profitability.

In both the Industrial Cranes and Port Technology segments, the modularization and standardization of products reduces manufacturing and development costs, net working capital and production throughput times while maintaining or even expanding the scope of application of the products. In both segments, there is an increasing trend towards outsourcing of parts manufacturing and of various other activities. As a result, the Company is able to concentrate on core competences within manufacturing. In addition, Demag Cranes intends to achieve further efficiency gains through improved construction of new products, in order to reduce costs, production throughput times and the range of individual components. This has already been successfully implemented in designing the DR rope hoist and the DC chain hoist product families as well as the new Generation 5 mobile harbor cranes. The latter also enables the serial production of components for mobile harbor cranes. Moreover, Demag Cranes intends to further reduce non-value added activities across the Group by implementing efficient processes. For example, in the Industrial Cranes segment, the Company intends to increase the use of standard tools in order to simplify the planning and order processing for modular products, reduce additional engineering and construction work, and to standardize processes globally.

Products and services

Demag Cranes' product range includes industrial cranes and port technology. In addition, the Group offers comprehensive services. The following discussion essentially reflects the Company's business activities over the last three years.

Industrial Cranes segment. Demag Cranes' products target both end-customers and customers who equip their own products with Demag Cranes components. The products can be divided into standard cranes and hoists on the one hand, and process cranes on the other hand.

Standard cranes and hoists. A crane typically consists of six key components. The basis of the crane is the supporting structure, which consists of one or more steel girders. These are connected to rail-mounted travel units. The heart of the crane is the hoist, which can be moved along the steel girder. In order to lift heavy loads, cranes are, in some cases, equipped with two sets of hoists. The cranes' horizontal movements are achieved by using special drives that are mounted to the travel units. Other components include a power supply system and a control module. In particular, hoist units, the drives and the control modules are high value-added components.

The standard cranes product offering mainly covers single-girder and double-girder overhead traveling cranes as well as suspension cranes. Standard cranes are characterized by the fact that, as infrastructure cranes, they are used without regard to the relevant process, consist largely of standard components, and require no or only limited additional engineering work with respect to order intake and order processing. While the standard cranes manufactured by Demag Cranes consist of approximately 80% of such standard components, they are, however, individually configured for the respective customer. The majority of these components is manufactured by Demag Cranes. Demag Cranes' standard cranes are designed to handle loads of up to 80 tons.

In terms of hoists, Demag Cranes primarily manufactures electrical rope and chain hoists. Rope hoists are predominantly mounted on standard cranes, while chain hoists are used in Demag Crane's KBK crane construction kit, among other things. In 2004, Demag Cranes launched a new product family with the newly developed DR rope hoist, which is intended to replace the established DH rope hoist generation by the end of 2007, which has been on the market for over 20 years. The DR rope hoists are designed to handle loads of up to 50 tons, depending on the model, and are characterized by compact construction, long product lifespan, innovative diagnostic options and higher lifting speed than predecessor models. In the six months ended March 31, 2006, of all orders for currently available rope hoists of up to 10 tons, approximately 74% were for rope hoists of the new DR product family (per March 31, 2006). Similarly, in 2004 Demag Cranes introduced a new product generation with the DC chain hoist, which is expected to replace the previous DK product family by the end of 2007. DC chain hoists, like DR rope hoists, are offered by Demag Cranes in two versions on the basis of a common product platform: PRO for high demands in terms of product lifespan, handling capacity and additional functions, and COM for average requirements. They are currently offered by Demag Cranes with a lifting capacity of up to 2 tons. In the six months ended March 31, 2006, of the orders for chain hoists of up to 2 tons approximately 66% were for the new DC product family (per March 31, 2006). In the future, Demag Cranes intends to expand the DC product family with chain hoists that have lifting capacities of up to 5 tons.

The KBK crane construction kit is based on a modular concept that has been continually enhanced, and enables Demag Cranes to offer its customers individual solutions based on standardized components with short delivery times. The modular concept for cranes for light loads of up to 3.2 tons and single-girder systems (in some cases, with integrated power supply) was invented by Demag Cranes in 1963. Since then, Demag Cranes believes it has been the market leader in this sector. KBK systems can be removed or converted easily and at a low cost if the customer's operations grow or its production processes change.

Process cranes. Demag Cranes' process cranes are produced for certain industries with special handling requirements in their respective manufacturing and logistics processes. When developing process cranes, the individual working environment of the customer's industry must always be taken into account. Due to their specifications, which are tailored to individual needs, process cranes can also be integrated into fully automated processes. Process cranes are designed, manufactured and installed by Demag Cranes for the paper industry, aviation industry,

steel production and steel handling, for bulk material handling and for the recycling industry, among others. Process cranes have a lifting capacity of up to 540 tons and can also be fully automated.

Crane components. Customers who wish to equip their own systems with Demag Cranes' components are supplied by the Group with a large selection of standard components. Approximately 50% of the components manufactured by Demag Cranes are used for the manufacture of the Group's products. Standard components include, in particular, rope hoists, chain hoists, winches, travel wheel systems, geared motors, travel units and complete crane sets. Crane sets consist of a complete set of modular components for building a standard crane; only the steel girders are not included. As a rule, these are not delivered to end-customers, but primarily to Demag Cranes' crane construction partners.

Availability, longevity and safety. The Company's cranes and crane components have been developed for heavy usage and long product lifespan. The continuous availability of cranes is of critical importance to Demag Cranes' customers, as downtime can disrupt customers' production processes. A high level of availability is particularly important for process cranes, as these are fully integrated into the customers' workflows. Process cranes are often linked to customers' process control systems, allowing the implementation of precise just-in-time workflow processes.

In many cases, Demag Cranes' customers have had cranes and hoists in use for decades. Moreover, they are characterized by their high safety standards for users' protection. All products are subject to extensive durability and longevity tests prior to commencement of serial production and in the event of major design modifications.

Changes in business activities over the last three fiscal years. Except for the aforementioned new product developments, the product portfolio of Demag Cranes' Industrial Cranes segment remained essentially unchanged over the last three fiscal years. However, beginning with the fiscal year 2002/2003, the Company gradually abandoned part of the gantry crane business. Furthermore, in October 2003, the Company sold its long material handling business. With effect as of April 1, 2004, the Company sold its ergonomic handling systems sub-segment. Moreover, in the fiscal years 2003/2004 and 2004/2005, the Company adjusted the product portfolio for drive technology.

Port Technology segment. In the Port Technology segment, Demag Cranes manufactures products for ports, terminal operators and the world's leading shipping companies. Besides the production of mobile harbor cranes, which accounted for approximately 73.5% of the sales of the Port Technology segment in fiscal year 2004/2005, Demag Cranes has also significantly expanded its product range in recent years in semi- and fully-automated products for the transport and storage of containers as well as in the software area. Based on the respective customer's decision to automate individual port sections, large numbers of semi- and fully-automated products are often ordered as comprehensive system solutions under long-term contracts.

Mobile harbor cranes. Demag Cranes' HMK mobile harbor cranes are characterized by their compact design and high degree of mobility. They are mounted on an undercarriage with rubber tires and can be used flexibly in ports. Demag Cranes' mobile harbor cranes are designed to handle a variety of cargo. The main applications include containers, bulk materials and general cargo, as well as particularly heavy individual loads. The current Generation 4 mobile harbor cranes consist of a complete series of high performance cranes with lifting capacities between 20 and 120 tons and with outreaches of up to 56 meters. In April 2006, Demag Cranes launched the first models of the new Generation 5 mobile harbor cranes. First deliveries are planned for mid-2006. Due to positive customer feedback to date, the Company assumes that the new series will successfully establish itself in the market within a short period of time.

The Generation 5 mobile harbor cranes are designed for lifting capacities between 20 and 200 tons. They have outreaches of up to 56 meters and – depending on the model – are able to load and unload container vessels with up to 17 container rows. Also, they are based on a modular production concept with standardized components. Furthermore, the Generation 5 mobile harbor cranes have a considerably longer average product lifespan than the Generation 4 mobile harbor cranes due to a reinforced and optimized steel structure. The just-in-time manufacturing concept and the complete workflow reorganization result in a considerable reduction of production throughput time compared to the Generation 4 mobile harbor cranes.

The Generation 5 mobile harbor cranes have been designed as flexible, multi-purpose cranes, which can be used for a wide range of cargo handling types. They are equipped with a diesel-electric drive, which is characterized by efficiency, low maintenance and fuel costs, as well as a high degree of availability and limited noise emission. Mobile harbor cranes can also be operated using an external energy source. They offer a short turn radius and have good maneuverability.

With the Generation 5, mobile harbor cranes are for the first time being offered in two product families: "Premium" and "Compact". The premium class consists of large and heavy cranes for high usage. The two top models in this class are designed for very high customer usage rates whereas the compact class consists of smaller cranes for lower usage rates. In this way, Demag Cranes is able to respond to varying customer demands in terms of usage intensity and the related investment preference.

Also, Demag Cranes manufactures HSK rail-mounted harbor cranes and HPK pontoon-mounted harbor cranes. In these cases, the crane is not mounted on an undercarriage with rubber tires, but rather on rail portals or on a pontoon. However, from the slew ring upwards these cranes have the same components as mobile harbor cranes.

Semi- and fully-automated port technology. On the basis of its core business with mobile harbor cranes, Demag Cranes saw the increasing demand for efficient port technology and the need for lower handling costs as a reason to expand its product range and developed automation solutions for port handling. Demag Cranes offers automated container handling systems for ports as well as related software.

The most important product of Demag Cranes in this sub-segment is the Automated Guided Vehicle (or AGV). These vehicles, which Demag Cranes developed more than 15 years ago, are designed for unmanned guided container transport at terminals. The loading area of the AGV is equipped with guides for easy positioning of containers. The vehicles' route is determined by the AGV management system, which communicates with the terminal management system. The AGV management system ensures that pre-set times and positions are met. The AGV management system and the onboard navigation software for the vehicles offered by Demag Cranes were developed in-house. Since 1991, more than 300 Automated Guided Vehicles have been delivered and used by customers. While the Automated Guided Vehicles were initially powered by a diesel-hydraulic drive, Demag Cranes also developed a diesel-electric drive for these vehicles in 2005. AGVs with a diesel-electric drive are characterized by lower costs and greater environmental compatibility. At present, orders for 116 diesel-electric AGVs with delivery schedules extending over several years have been secured (as of March 31, 2006).

Furthermore, Demag Cranes believes that Automated Stacking Cranes also offer attractive future sales potential. These are principally developed for use in large handling ports for stacking and storage of containers. In such ports, they can be used together with Demag Cranes' Automated Guided Vehicles or with straddle carriers of third-party providers. Automated Stacking Cranes provide advantages for customers in that they permit better use of available storage space through high-density stacking by allowing up to five containers to be stacked upon one another. In addition, they are characterized by short container moving times, high precision and the possibility of fully-automated stacking and storage. Demag Cranes has already signed an important framework agreement for a long-term project concerning the supply of Automated Stacking Cranes. It is expected that the first pre-series models of the Automated Stacking Cranes will be operational and tested at a customer's premises in the third quarter of 2006.

The product range in semi-and fully-automated port technology is supplemented by Wide Span Gantries (or WSG). WSGs are semi-automated products for container handling between vessel, road and rail, which have been developed for use at river and hinterland terminals. With a reach of up to 40 meters, they can lift containers onto or from inland barges and smaller ocean going vessels, transship them from one vessel to another or load them from trains to trucks. Equipped with Demag Cranes' software, they can also be used in semi-automated solutions.

Software. In the Port Technology segment, the Group has outstanding expertise in developing special software solutions, which considerably strengthens the Company's position in the market segment for automated handling technology. Following the acquisition of a majority interest in the Dutch company TBA B.V. in 2005 and the merging with the existing software development team of the Port Technology segment, Demag Cranes established a separate software

sub-segment within the Port Technology segment in 2006. Demag Cranes develops fleet management and navigation software for Automated Guided Vehicle fleets and Automated Stacking Cranes as well as for their respective inter-connection. Using interface modules that are being adapted in each case, the software can be integrated into terminal management systems and into storage and logistics systems. As a result of the acquisition of the majority interest in TBA B.V., Demag Cranes expanded its software offering by providing simulation and emulation software for terminals in ports. The simulation tools offer an accelerated or – where required – real time simulation of a terminal covering all movements and can be used for all types of ports (small, medium-sized and large ports; automated or non-automated ports; handling of containers, steel, bulk materials or liquid). For customers, the simulation software allows for reliable investment planning as well as improved risk management and shorter development times for new projects. In the case of so-called emulations, the equipment is simulated by virtual equipment, which is steered by terminal management systems. These tools are used for seminars and other general training purposes as well as retrospective analyses of real handling processes in order to optimize terminal workflows.

Port technology services. The Port Technology segment also has its own service business, which to date is only of limited significance in terms of sales due to the specific market circumstances in this sector. For example, many larger customers have their own service departments and outsource work to third parties only to a limited extent. Services offered by the Port Technology segment include final assembly and commissioning of products, the sale of spare parts, retrofitting, maintenance and upgrading work, service contracts, teleservice, training and software support. Demag Cranes has a team of engineers and technical specialists that provides services worldwide. In addition, Demag Cranes has a service branch for the Port Technology segment in Antwerp in order to be able to offer fast and high-quality service at this important customer location.

Miscellaneous. In addition to the core business activities described above, Demag Cranes also offers railway cranes in the Port Technology segment. Moreover, Demag Cranes also sells used mobile harbor cranes that have been received in payment.

Changes in business activities over the last three business years. Except for the aforementioned new product developments, the product portfolio of Demag Cranes' Port Technology segment remained essentially unchanged over the last three fiscal years. In fiscal year 2005/2006, the Company acquired the Dutch software company TBA B.V.

Services segment. The Services segment provides services for products from the Industrial Cranes segment. This includes technical advice, inspections, maintenance and repair of Demag Cranes' products and of third-party products. Under full service contracts, Demag Cranes services all cranes and hoists of a certain customer facility and provides maintenance as well as all inspections and repairs at a fixed price. Other services offered include customer seminars and the measuring of crane rails and systems. Given that a significant portion of the services provided by Demag Cranes is attributable to statutory safety regulations and ongoing service needs, the Services segment provides a basis for relatively stable, high margin earnings.

Most industrialized countries require that operators of cranes and hoists retire equipment after expiry of the theoretical lifespan. Demag Cranes offers its customers general overhauls that meet respective regulatory requirements and avoid the exchange of the entire unit.

Most sales of spare parts are attributable to wear and tear and repairs in connection with normal product use. The extensive international presence of Demag Cranes' spare parts logistics enables high availability of the required spare parts. In industrialized countries, spare parts are available on a 24-hour basis. Spare parts for the servicing of products of third-party manufacturers are purchased directly or indirectly from the respective original manufacturers.

In the Services segment, Demag Cranes – together with partners – offers its customers through its global network of more than 220 service locations (of which 120 are Demag Cranes' locations and 46 are part of the MHE joint venture) with more than 1,400 service technicians (per March 31, 2006; including the MHE joint venture and partners) the entire range of services as well as training in its own centers.

Changes in business activities over the last three business years. The product and service portfolio of the Demag Cranes' Services segment remained essentially unchanged over the last three fiscal years.

Markets

With its products and services in the Industrial Cranes, Port Technology and Services segments, Demag Cranes is active in the global market for material flow technology. This market includes all products that handle, manage and monitor material flow processes, as well as related software solutions and services. The range of goods moved or stored with Demag Cranes' products includes all types of goods. In this respect, the products of the Industrial Cranes segment are largely used for handling goods within factories and production processes. The products of the Port Technology segment are used within global logistics chains at interfaces between certain traffic carriers. Demag Cranes is represented in specific market segments of material flow technology, each of which follows different developments, trends and cycles.

Similar to the market for capital goods generally, the market for the Industrial Cranes segment's products is largely dependent on the overall economic development. Traditionally, it is "late-cyclical", i.e. a general economic upturn or downturn will only be noticed with a time lag in this market. Following the economic recovery in industrialized countries, the Company expects that there will be increasing demand in the short and medium term. The markets serviced by the Port Technology segment were characterized by growing demand due to a strong increase in international goods traffic resulting from increasing global trade. In recent years the port technology market has only to a limited extent been subject to cyclicality. The Services segment is generally less dependent on economic cycles. Due to statutory provisions and the related regular maintenance requirements for cranes and hoists, there is a largely constant demand for services that is influenced only to a lesser extent by general economic conditions.

Industrial Cranes segment. The product market addressed by the Industrial Cranes segment includes cranes, electrically operated hoists and related components, light crane systems (Demag Crane's product name: KBK crane construction kits) and comparable products. In addition, there is limited substitutability in relation to light crane systems with certain single-girder overhead traveling cranes, which move products horizontally in production or logistics processes. On the basis of the analysis of centrally collected data and the results of regular and systematic market monitoring by its foreign subsidiaries and agencies, the Company believes that the global market volume of the market addressed by the Industrial Cranes segment was approximately €3.0 to €3.5 billion in 2005.

Business opportunities for the Industrial Cranes segment's products are primarily dependent on overall economic and industrial growth, as in times of positive growth and increasing profitability companies expand their capacity and replace older systems. After generally declining demand in 2003, and in Western Europe also in 2004, as well as a recovery in 2005, the Company estimates that the market for the Industrial Cranes segment's products will grow in 2006 and 2007 by between 4.0% and 4.5% p.a. worldwide. This growth expectation is based on expected increases in investments in manufacturing and logistics facilities in industrialized countries after years of low investment, upgrades and construction of new production and logistic facilities in growth markets such as China, India, Brazil, CIS and Eastern Europe, particularly in connection with the relocation of production capacity from industrialized countries, and expected increases in local demand in emerging markets and the growing exports from such markets. The Company believes that sales prices that were in decline in 2003 and 2004 due to the difficult economic situation have stabilized since 2005 and show a slightly positive development.

Port Technology segment. The market serviced by the Port Technology segment covers a range of non-automated, semi-automated and fully-automated port logistics products. This market mainly consists of harbor cranes (fixed gantries and mobile harbor cranes), container stacking cranes, container transport vehicles, software for simulation and emulation of harbor and handling processes, and software-supported management systems for harbor cranes and harbor vehicles.

The Company expects that this market will experience significant growth rates in the next five years. This assessment is based on the expected significant increase in worldwide trade volumes, resulting in the need for new port capacity and an increase in the handling efficiency of existing

ports. Drewry Shipping Consultants forecasts that worldwide container transport will increase at an average rate of 9.3% annually from 2005 to 2010, and that the capacity of container fleets will increase by a total of 60% during the same period. The Company expects that forecasted increasing trading volume and increasing capacity bottlenecks - which partially already exist today and which will further increase in the future - are likely to require port operators at large terminals to make necessary investments to upgrade their facilities, which have in some cases been postponed in recent years. In container terminals, Drewry Shipping Consultants forecast that the ten largest port operators will increase their capacity by approximately one third through 2010. In addition, the Company believes that increasing trade volumes will result in higher demand for efficient container handling technology and the development of automated and integrated system solutions as opposed to the procurement of individual components. Moreover, the Company expects that the trend towards expanding smaller feeder ports that are supplied by large container terminals (so-called "hub and spoke" systems), which has been triggered by the construction of larger container vessels, will continue in the future.

In relation to bulk materials transport volume, the Company expects moderate growth based on already relatively high sales volumes. The Company believes that increasing demand for port infrastructure products for bulk materials handling can be expected in coming years and it further believes that it is likely that old or obsolete equipment and systems will increasingly be replaced.

The market for mobile harbor cranes forms a distinct market segment within the port technology market. There is limited substitution potential for vessels up to a certain width to be loaded/unloaded through smaller fixed gantries. Mobile harbor cranes are built on an undercarriage with rubber tires, and can therefore be used flexibly in ports. Moreover, mobile harbor cranes are designed to handle a variety of goods (containers, bulk materials, general cargo and heavy individual loads). Compared to fixed gantries, mobile harbor cranes have the advantage of lower procurement costs, shorter delivery times, more flexible use, as well as a higher utilization rate. Due to these qualities, mobile harbor cranes are particularly suited for certain tasks in large port terminals as well as in smaller feeder ports. In contrast, however, fixed gantries - to the extent that they can be used - allow shorter loading and unloading times. Also, only fixed gantries are suitable for the loading and unloading of container vessels greater than a certain width (so-called Post-Panamax class, having more than 13 containers next to each other, or even larger container vessels having more than 17 containers next to each other). The Company estimates that approximately three quarters of all gantries sold are designed to load and unload the Post-Panamax class and larger vessels. At present, due to their limited radius and hoisting height, mobile harbor cranes cannot be used with such large container vessels economically. From a customer's perspective, mobile harbor cranes and fixed gantries are therefore only to a limited extent interchangeable. According to Company information, the mobile harbor crane market segment has grown at an average rate of approximately 10% per annum over the last three years. The Company believes that this market segment will continue to show significant growth due to the trends described above.

Demag Cranes' Port Technology segment also operates in the market for port automation systems, including software. This market segment covers automated container transportation, Automated Stacking Cranes, software for simulation and emulation of port logistics and handling processes, and software management systems for harbor cranes and harbor vehicles. The solutions offered by the Company for automated container transport and automated interim container storage using Automated Stacking Cranes competes with manual solutions, such as manual straddle carriers for container transport and traditional rubber tired gantries that have dominated the market to date. The preference given by a port operator to either concept depends on various economic, technical, operating and strategic factors. Automatic harbor systems enjoy competitive advantages relative to manual solutions particularly in those regions where wage costs are high or where space is limited. Automated Stacking Cranes also enable efficient use of space and/or quick freight handling.

The market for port automation is comparatively young, and has shown very dynamic growth in recent years. Various port operators have implemented port automation projects and other projects are in tender phases. However, such high growth rates relate to very small market volumes. Demag Cranes expects that the market segment for port automation systems will continue to grow significantly. Such projections are based on the view that port operators are increasingly striving to reduce container and goods handling times. Reasons for this trend include, in particular,

the general increase in container traffic, the trend towards larger vessels, and increased competition between ports, which force operators to fully utilize port infrastructures in a more efficient manner. The Company believes that this will result in competitive advantages of port automation systems relative to manual systems, in particular, for container handling in countries with high labor costs.

Services segment. The services offered by the Services segment form part of the market for industrial cranes and hoist services and the Company believes that this market had a global volume of approximately €2.3 billion in 2005. The services market comprises primarily the maintenance, refurbishment and spare part business.

The Company believes that in the coming years, annual growth of the market addressed by the Services segment will be slightly above that of the global economy. The market is influenced to a lesser extent by the economic cycle, as demand for services is not exclusively determined by industrial growth. Moreover, customers are increasingly outsourcing maintenance and repair duties to external service providers rather than retaining responsibility for these tasks in-house. Growth drivers are the expected sales increase in the Industrial Cranes segment's products, on which basis the Company expects increasing demand for services. Moreover, stricter safety requirements in relation to industrial cranes and hoists, especially in industrialized countries, are leading to shorter inspection and maintenance intervals. Finally, on the basis of Company information, Demag Cranes expects that the increasing age of installed systems and reduced investments in recent years in industrialized countries will result in increasing demand for maintenance, repairs and other services.

Competition

The markets in which Demag Cranes operates are characterized by strong competition. Demag Cranes believes that it is one of the leading providers in all markets.

Industrial Cranes segment. The market segment for industrial cranes is highly fragmented. The two competitors with a global presence – KCI Konecranes Oyj ("KCI"), Hyvinkää, Finland, and Demag Cranes – taken together, account for approximately one-quarter of the market, while smaller competitors account for approximately three-quarters of the market.

KCI is the market leader in relation to the Industrial Cranes segment's products. KCI has strengthened its market position by acquiring the materials handling engineering division of the German company, R. Stahl AG, Waldenburg, in December 2005. The Company believes that it currently has a lower market share than KCI, but considers itself as one of the two leading competitors. The Company believes that it is the world market leader with respect to the crane construction kit, followed by Gorbel Inc., Fishers, New York, United States. Within the standard cranes market, in addition to the global providers, KCI and Demag Cranes, the German competitor ABUS Kransysteme GmbH, Gummersbach, has a strong position particularly in Europe. Demag Cranes believes it holds a leading market position in standard cranes in the United States. According to Company information, Columbus McKinnon Corporation, Amherst, New York, United States ("CMCO"), is the global market leader for chain hoists. The Company believes it is one of the world's two leading providers of chain hoists behind CMCO. In the rope hoist segment, Demag Cranes considers itself to be amongst the two leading competitors behind KCI.

Port Technology segment. The markets serviced by the Port Technology segment are highly consolidated and are characterized by a limited number of providers that largely operate on a global scale. Competition is strong, particularly since some competitors attempt to gain market share through price reductions.

In the mobile harbor cranes sector, which, as stated above, forms a separate market segment, the majority of deliveries are attributable to the three companies Demag Cranes, Liebherr Werk Nenzing GmbH, Nenzing, Austria ("Liebherr"), and Fantuzzi-Reggiane, a subdivision of Fantuzzi Industries S.A., Lentigione, Italy ("Fantuzzi-Reggiane"). Smaller providers of mobile harbor cranes include Italgru S.r.l., Lecco, Italy ("Italgru"), Sennebogen Maschinenfabrik GmbH, Straubing, and Mitsubishi Heavy Industries, Ltd., Hiroshima, Japan. Based both on the number of mobile harbor cranes delivered as well as on sales generated, the Port Technology segment was the number one supplier worldwide from 2002 to 2005. According to reference lists published annually in World Cargo News, a total of 613 mobile harbor cranes were sold over the four year-period between 2002 and 2005. Of these, 271 were sold by the Port Technology segment, 205 by Liebherr, 111 by Fantuzzi-Reggiane, and a total of 26 by smaller competitors. In this respect, it is important to note

that, according to World Cargo News, there are differences amongst the competitors in terms of the way in which the number of mobile harbor cranes sold is counted. While Demag Cranes and some other competitors report orders received in a given year in the reference lists, other companies use the number of mobile harbor cranes delivered as a basis. According to the reference lists published in World Cargo News as reference, Demag Cranes had a market share of 44.2%, Liebherr 33.4%, Fantuzzi 18.1% and the remaining competitors 4.3%. The Company believes that its market share has remained stable during this period.

The Company believes that it holds an excellent position in the market for port automated systems. In the automated container transport sector, the Automated Guided Vehicle constitutes a widely-used product in Demag Cranes' portfolio, which has been successfully employed by customers. The Company believes that, to date, no competitor has succeeded in introducing a comparable product.

Demag Cranes also believes that it holds a strong market position in relation to Automated Stacking Cranes. The Company was recently selected by a major port operator to equip a new container port with Automated Stacking Cranes. Provided the project is successful, the Company expects that follow-up orders for the delivery of additional Automated Stacking Cranes will be made. The most important competitors in the Automated Stacking Crane segment are Chinese company Zhenhua Port Machinery Co., Ltd. ("ZPMC"), Shanghai, Swedish company Kalmar Industries AB, Stockholm, Finnish competitor KCI and Austrian company Künz GmbH, Hard. All of these companies have recently received various major contracts for the delivery of Automated Stacking Cranes.

Following the acquisition of the majority interest in the Dutch company TBA B.V., the Company holds a strong position in the development of software for integrated container handling systems. The Company offers leading solutions, in particular, regarding the simulation and emulation of terminal functions and terminal software sector, and in the management of individual port functions such as loading and unloading or automated container transport in the terminal using software management systems. In the software-supported management systems segment, the Company's most important competitors are U.S. company Navis LLC, Oakland, South Korean software company Total Soft Bank, Busan, and the Belgian software company Cosmos N.V., Antwerp. These competitors mainly concentrate on other software modules for port terminals, but also, in some cases, offer products that compete with the solutions developed by TBA B.V.

Services segment. The services market is highly fragmented and characterized by a large number of smaller providers that often operate on a regional basis. According to Company information, smaller providers and in-house maintenance by customers account for approximately three-quarters of the market. The Company believes that, behind KCI, it is one of the two market leaders in relation to the Services segment's products and services offering.

Production and logistics

The Company has a worldwide production network with production plants on five continents. Demag Cranes' manufacturing strategy is concentrated on manufacturing components with high value-added, while the production of components with low value-added is increasingly outsourced or transferred to strategic partners.

Industrial Cranes segment. Demag Cranes' production in the Industrial Cranes segment is centered on the three component plants in Wetter, Germany, Sao Paulo, Brazil and Shanghai, China, where crane components such as hoists are manufactured. These plants supply crane components to the Group's 22 crane plants in important industrialized regions around the world. In less industrialized regions Demag Cranes does not operate its own crane plants, but rather has strategic partnerships with local companies for the production of gantries in accordance with Demag Cranes' specifications and the final assembly of cranes. These cranes are also distributed under the "Demag" brand. Following final assembly, the cranes and hoists are either installed at the customer's premises by Demag Cranes or by an assembly partner. In order to ensure the high quality of its strategic partners, they are regularly trained and assessed by Demag Cranes.

The multi-level production model selected by Demag Cranes in the Industrial Cranes segment enables broad coverage of the target markets with relatively low investments. The co-operation with

strategic partners also ensures great operating flexibility and allows the Company to adapt to changing market conditions.

In recent years, Demag Cranes has restructured its production footprint. Sites that did not form part of the core business were closed or production was outsourced. The European crane plants were concentrated into just four production plants for standard cranes. The Central European process crane manufacturing was transferred from Germany to the Czech Republic. Demag Cranes implemented extensive restructuring measures in the component plant in Wetter, which resulted in a significant reduction in the number of employees through internal rationalization and the outsourcing of certain component groups. Through other measures, the Group was able to significantly reduce the throughput times and production costs as well as the required factory space in the four European crane plants. In October 2005, Demag Cranes also began to implement a so-called "plant in plant" concept in its most important component plant in Wetter, in which respect, the production plants were divided into three product centers for different product categories into which all relevant functions such as quality control, logistics and pre-production planning are integrated. This permits clear allocation of functions and responsibilities.

Demag Cranes operates 22 crane plants (for the manufacture of steel girders and assembly) in 16 countries with a plant utilization of 4,500 cranes per year and approximately 800 employees. Of these 22 plants, 6 are operated by MHE Demag, a joint venture in Singapore between Demag Cranes and Jebsen & Jessen (S.E.A.), which covers the South-East Asian market. The Company believes that in the Industrial Cranes segment it operates the world's most extensive production network in its market.

Typically, the cranes and hoists manufactured by Demag Cranes are transported by shipping agents to the customers after manufacture. In the case of crane components, transport to nearby regions is by truck, otherwise by vessel.

Port Technology segment. In the Port Technology segment, Demag Cranes operates a production plant in Dusseldorf, Germany, which the Group has been using since 1990. The production of mobile harbor cranes requires a complex infrastructure and long-term advance planning of transport capacity of ocean going vessels. Production is located in the largest market, Western Europe. The Company believes that further decentralized production plants are not efficient due to variable demand in different regions and differences with regard to demand over time.

Since 2004, Demag Cranes has implemented a series of important measures in the Port Technology segment to achieve further cost reductions in production, to reduce production throughput times and to increase production capacity. Demag Cranes is currently reorganizing the production plants and production processes in the Port Technology segment in order to handle increased production volume and to optimize the material flow in production and assembly. The reconfiguration of the production plant is oriented towards the simultaneous production of different product types. This results in reduced turnaround times, enables serial production of certain modules, and ensures optimized internal logistics through a central warehouse and various material stations throughout the production plants. Through these measures and new investments, the Group intends to significantly reduce delivery times between January 2005 to the end of 2006 for tailor-made cranes on the basis of standardized and prefabricated components.

Port Technology's products are typically delivered to customers by ship following production in Dusseldorf, although the freight agreements are entered into on an individual basis in each case. Mobile harbor cranes manufactured by Demag Cranes are brought for shipping to the Rhine in special overnight transports.

Spare part supply within the Port Technology segment is handled centrally from Dusseldorf. Moreover, there are spare part warehouses at the local distribution centers and service representatives' offices, which are managed by them at their own responsibility.

Services segment. Spare parts for the Services segment are manufactured in the components plants, in which production is also performed for the Industrial Cranes segment, as well as at suppliers' premises. Spare part logistics are managed centrally. The required parts are therefore primarily sourced from the plants in Wetter, Germany, and Sao Paulo, Brazil, as well as from external suppliers. Spare part sets are stored in the distribution center in Wetter so that they can be sent directly to the customer following the "pick and ship" principle in the event of an order

in Europe. The subsidiaries outside of Europe maintain their own spare part warehouses to be able to quickly deliver spare parts in local markets.

Marketing and sales

Demag Cranes' marketing is managed centrally from its sites in Wetter and Dusseldorf. Marketing activities are tailored to Demag Cranes' customer profile and largely consist of participation at regional and international industry trade fairs and publications in specialist magazines.

Demag Cranes sells its products and services via a global distribution network in more than 60 countries, whereby the Group reaches its customers in more than 100 countries around the world. The Company has a global sales force of approximately 1,000 employees and it also maintains a network of sales partners with approximately 360 employees. Demag Cranes believes that the Group has the most extensive sales network in the crane industry. The global network and international logistics structure allow shorter delivery and prompt installation of wear and tear and spare parts, as well as the provision of services, which ensures minimal downtime for the customer and a high level of availability, as well as secure operation and a long lifespan for the cranes and hoists. The Company believes that its extensive sales network creates a significant competitive advantage, as it enables it to develop long-term, direct relationships with important customers and is a prerequisite for the profitable service business.

Demag Cranes' sales activities are conducted through a global network of more than 20 subsidiaries and 36 independent foreign agencies. In addition, Demag Cranes is a partner in a joint venture in Singapore with Jebsen & Jessen (S.E.A.). This joint venture includes distribution subsidiaries in Malaysia, Thailand, the Philippines, Indonesia and Vietnam. This joint venture distributes the entire product range from the Industrial Cranes and Services segments (in particular spare parts). The products from the Port Technology segment are also partially distributed by the joint venture.

Demag Cranes' sales organization in the Industrial Cranes and Services segments is managed by 14 regional managers, who are each responsible for overall sales management and co-ordination for their respective sales region. In addition, Demag Cranes has key account managers for its largest customers who provide assistance in local sales activities. The foreign agencies maintain their own sales organization and generally sell cranes and crane components of Demag Cranes on the basis of long-term sales agreements. In certain cases, the independent foreign agencies manufacture standard cranes onsite under license agreements, which are sold under the name "System Demag". Sales through Demag Cranes' subsidiaries to end-customers, including deliveries to the agencies and the MHE joint venture, accounted for 85.6% of all sales in the Industrial Cranes and Services segments in fiscal year 2004/2005. Products offered by Demag Cranes in the Industrial Cranes segment under the "Donati" brand are mainly sold by distribution partners in order to achieve differentiation from the premium "Demag" brand. Moreover, crane components are sold to third-party manufacturers, who use them to manufacture their own products and install them at their customers' premises. These third-party manufacturers are not entitled to offer products under the "Demag" brand, but instead sell them as white label products.

At present, Demag Cranes has 12 regional sales managers in the Port Technology segment, who report directly to the marketing director in Dusseldorf. Two of the regional distribution managers are constantly present in the Middle East and in Singapore, respectively. Each regional sales manager is responsible for several countries. The regional sales managers work closely together with the management that is responsible for the Port Technology segment in Dusseldorf in order to coordinate the activities in the relevant countries and regions.

In the Port Technology segment, Demag Cranes works globally together with 36 sales and service representatives. These are mostly independent dealers and agents. The representatives are either paid on a commission basis or work as traditional dealers, selling and purchasing Demag Cranes' products for their own account. In addition, the Port Technology segment also uses the Group's general sales network (in particular, in the United States, Great Britain, China, India, Brazil, Australia and South-East Asia).

All fully-automated products of the Port Technology segment are sold exclusively by the system development department, which has its offices in the research and development department

in Dusseldorf. This approach was chosen by Demag Cranes so that the relevant system solutions can be developed in close co-operation with the customers. Demag Cranes initially sold its software packages for port automation via the software development department in Dusseldorf. On April 1, 2006, all software sales were transferred to TBA B.V. TBA B.V. had already been responsible for the sale of simulation software.

Customers

While the customer base of the Port Technology segment principally consists of ports, terminal operators, governmental port authorities and the world's leading shipping companies, products and services from the Industrial Cranes and Services segments address a number of industries.

Industrial Cranes segment. In the Industrial Cranes segment, Demag Cranes has a highly diversified customer base both in terms of the different industries that are covered and in terms of the number of customers. No more than 2.6% of the Industrial Cranes segment's total sales were attributable to a single customer in fiscal year 2004/2005. The standard cranes, hoists and crane construction kits of Demag Cranes can be used in almost all industries. Process cranes are manufactured for customer and industry specific applications, for example, for applications in the aviation industry, the paper industry, steel production and steel trade, the waste disposal and recycling sector and the handling of bulk materials.

In total, 8.8% of total sales were attributable to the ten most important customers in fiscal year 2004/2005. The largest customer group is the construction engineering industry (18% of sales in fiscal year 2004/2005), followed by OEMs (original equipment manufacturers), which normally manufacture cranes themselves and sell them under their own label (16% of sales in fiscal year 2004/2005).

Port Technology segment. Major customer groups in the Port Technology segment include governmental port authorities as well as traditional port and terminal operators, with whom Demag Cranes maintains close customer relationships. Moreover, the major shipping companies, as potential direct customers, are becoming increasingly important due to their stronger involvement as shareholders in ports and terminals. Demag Cranes already established direct relationships with shipping companies at an early stage.

In fiscal year 2004/2005, approximately 39.3% of total sales in the Port Technology segment exclusive of sales to affiliated companies were attributable to the ten most important customers. Historically, however, the composition of the group of the ten most important customers has changed from year to year. With 76 mobile harbor cranes sold in fiscal year 2004/2005, there was no dependence on individual customers or individual regions. Demag Cranes has not experienced any material adverse effects from the consolidation that took place amongst port operators in 2004 and 2005, which involved, in particular, the group of the ten largest operators.

In 2005 Demag Cranes' Port Technology segment entered into two long-term projects: a framework agreement regarding the delivery of Automated Stacking Cranes and an agreement for the delivery of 96 Automated Guided Vehicles over an extended period of time, which, however, may be terminated at any time, in whole or in part, by the other contracting party against compensation for services already performed. The projects relate to the "Antwerp Gateway" in Belgium, for which a pre-series order for Automated Stacking Cranes has been received, and the Euromax Terminal in Rotterdam (the Netherlands) for Automated Guided Vehicles. Both agreements are of significant strategic importance to Demag Cranes, and constitute an important step to becoming a provider of integrated system solutions to major international customers. The Company expects that these will be used as reference projects for other potential customers.

Services segment. In the Services segment, Demag Cranes offers services for products from the Industrial Cranes segment and for third-party products. These services are mostly aimed at end-customers. Only spare parts are also sold to dealers, crane construction partners and other crane manufacturers and service providers. There is no dependence on individual customers in this segment.

Suppliers

Demag Cranes has approximately 1,200 suppliers in the Industrial Cranes and Services segments, and it cooperates with approximately 1,000 suppliers in the Port Technology segment. Demag Cranes' procurement strategy is aimed, first, at procuring an increasing number of materials according to just-in-time principles. Second, with respect to production, Demag Cranes is increasingly relying on manufacturing concepts based on standardization, as a result of which the Group can profit from modular purchasing strategies.

Demag Cranes' products already consist to a large degree of purchased components and modules. For the future, the Company has identified additional significant outsourcing potential for certain products, e.g. mobile harbor cranes, Automated Stacking Cranes, diesel-electric driven Automated Guided Vehicles, a potential the Company plans to exploit. In the Industrial Cranes and Services segments, Demag Cranes distinguishes between suppliers who are outsourcing partners and ongoing suppliers. Outsourcing partners are integrated into the manufacturing process to a greater extent. As a rule, agreements with outsourcing partners run between three and five years. In contrast, agreements with ongoing suppliers do not exceed one year. Four of the five most important suppliers of Demag Cranes in the Industrial Cranes and Services segments are outsourcing partners. In fiscal year 2004/2005, only approximately 10% of the total purchasing volume of the Industrial Cranes and Services segments was attributable to the five most important suppliers. In relation to assemblies delivered in fiscal year 2004/2005, approximately 37% of the total purchasing volume of the Industrial Cranes and Services segments was attributable to the five most important component groups. In relation to the components delivered, the largest groups consist of assembly-ready installation parts (approximately 9%) such as turned parts or ball bearings, equipment components (approximately 9%) such as magnets and grippers, and electronic components (approximately 8%).

In the Port Technology segment, approximately 80-90% of the purchasing volume is attributable to approximately 150 suppliers. The largest groups of supplied components consist of machine components (approximately 35%), steel (approximately 14%) and electronic or electric components (approximately 12%). In the Port Technology segment, Demag Cranes has also started implementing an extensive outsourcing concept in order to optimize procurement. During the first phase, the Company focused on supplier quality and the conclusion of logistics agreements for outsourcing activities. At present, Demag Cranes is introducing the outsourcing of complete components. All new products are designed such that production of a large proportion of the components can be outsourced ("design-to-outsource"). The Automated Stacking Cranes, the Generation 5 mobile harbor cranes and the diesel-electric driven Automated Guided Vehicles have already been developed according to this principle.

In structuring its supply relationships, Demag Cranes endeavors across all segments to largely minimize the effects of any global price increase in steel, plastics and transport costs. Steel requirements are generally covered in the Port Technology segment via short and medium-term fixed price agreements with steel suppliers or dealers, although, as a rule, Demag Cranes does not provide any volume guarantees. As a result of the increase in purchases of complete assembled structures, the effect of direct price increases in raw materials is mitigated to some extent. In the Industrial Cranes and Services segments, Demag Cranes can partially pass on price increases in raw materials to customers, as increases in raw materials prices are adjusted on an ongoing basis in line with price increases, particularly in the case of steel. The standard cranes manufactured by Demag Cranes usually have a 20 to 30 day delivery time, with the risk resulting from price increases between the order date and delivery being limited.

In the course of the restructuring that commenced in 2003, Demag Cranes reduced the number of suppliers in the Industrial Cranes and Services segments from approximately 2,600 to approximately 1,200. In addition, as a result of improved selection and monitoring of its suppliers, Demag Cranes has reduced the risk of default, thereby reducing the need for raw material storage capacity and its working capital requirements. Demag Cranes uses local suppliers for the new plants at lower-cost production locations, without deviating from its strict quality requirements. Thus, for example, Demag Cranes employs quality managers who monitor suppliers and crane partners globally in order to ensure compliance with Demag Cranes' quality standards.

Real property holdings and plants

The following table provides an overview of Demag Cranes' most important real property holdings:

Location	Area[1]	Rented/owned	Use
Wetter-Volmarstein, Germany	45,631 m^2	Owned (sale planned)	Administration (Group headquarters)
Wetter, Germany	107,243 m^2	Owned	Production and administration
Dusseldorf, Germany	162,130 m^2 (of which 4,653 m^2 co-owned)	Owned	Production and administration
Stutzhaus-Crawinkel (Luisenthal), Germany	38,722 m^2	Owned	Production and administration
Uslar, Germany	76,690 m^2	Owned	Production and administration
Rheinberg, Germany	12,603 m^2	Rented	Workshop and administration
Antwerp, Belgium	1,140 m^2 (building) 1,520 m^2 (surfaced property)	Rented	Production, warehouse and administration
Delft, the Netherlands	450 m^2 (office space)	Rented	Administration TBA B.V., software development
Slany, Czech Republic	60,356 m^2	Owned	Production and administration
Salzburg, Austria	14,587 m^2	Owned (sale planned)	Workshop, warehouse and administration
Dietlikon, Switzerland	8,140 m^2	Owned	Workshop, warehouse and administration
Banbury, Great Britain	27,710 m^2	Rented	Production and administration
Châlons-en-Champagne, France	50,016 m^2	Owned (sale planned)	Workshop, warehouse and administration
Madrid, Spain	16,693 m^2	Rented	Production and administration
Milan, Italy	24,891 m^2	Rented	Production and administration
Brivio, Italy	1,190 m^2	Rented	Workshop, warehouse and administration
Daverio, Italy	8,000 m^2	Rented	Production and administration
Pune, India	2,530 m^2	Rented	Production and administration
Shanghai, China	45,000 m^2	Rented	Production and administration
Malov, Denmark	3,647 m^2	Rented	Workshop, warehouse and administration
Smithfield, Australia	24,800 m^2	Owned	Production and administration
Scoresby, Australia	2,975 m^2	Owned	Production and administration
Sao Paulo, Brazil	77,650 m^2	Owned	Production and administration
Klipfontein, South Africa	68,623 m^2	Owned (sale planned)	Production and administration
Solon, Ohio, United States	60,247 m^2	Owned	Production and administration

Location	Area(1)	Rented/owned	Use
San Bernardino, California, United States	4,568 m^2	Rented	Production
Houston, Texas, United States	11,324 m^2	Owned	Production and administration
Monroe, Ohio, United States	1,329 m^2	Rented	Workshop and warehouse
Columbus, Ohio, United States	1,626 m^2	Rented	Workshop and warehouse
Real property holdings and plants of MHE-Demag (S) Pte. Ltd. (50% interest held by Demag Cranes)			
Singapore, Singapore	11,510 m^2 (real property) 9,034 m^2 (building)	Land rented, building owned	Workshop, warehouse and administration
Klongluang Pathumthani, Thailand	4,254 m^2	Owned	Production and administration
Shah Alam, Malaysia	10,851 m^2	Owned	Production and administration
Simpang Renggam, Malaysia	16,190 m^2 (real property) 4,747 m^2 (building)	Land rented, building owned	Production
Surabaya, Indonesia	10,270 m^2	Owned	Production and administration
Cilandak Jakarta, Indonesia	1,178 m^2 (building)	Rented	Administration and workshop
Metro Manila, Philippines	8,325 m^2 (real property) 1,850 m^2 (building)	Rented	Production and administration
Bingh Duong, Vietnam	2,200 m^2 (real property) 1,000 m^2 (building)	Rented	Production and administration

(1) In cases where the property is owned, the entire surface area of the property is stated; in cases of rented space or buildings, the rented floor space is stated.

Moreover, at various locations domestically and abroad, there are offices of regional representatives, service workshops, and warehouses which are less critical to the business and therefore have not been included in the table above. In addition, the Group owns real estate in Germany, Denmark and Thailand that is currently not being used in operations and, in some cases, is for sale.

Environment

The purchase, production and distribution of products manufactured by Demag Cranes require the use, storage, transport and removal of materials and substances that, in some cases, are classified as hazardous to the environment. Demag Cranes is subject to extensive European Community, domestic and local environmental protection provisions that are constantly changing and becoming ever stricter. These cover, inter alia:

- air pollution;
- the discharge of waste water into above-ground and underground waterways;
- other emissions into the environment;

- generation, handling, storage, transport, treatment and removal of waste; and
- compliance with safety regulations at the workplace (see also "*Business activities—Regulatory provisions*").

Demag Cranes is subject to environmental protection provisions pursuant to which it is possible that the current or former owner or operator is made liable for the costs of remediating hazardous substances in the environment regardless of whether the owner or operator knew that such contamination existed, and irrespective of whether the owner or operator caused such contamination. Such liability could exist without regard to whether the course of events that resulted in such contamination was legal or not at the time at which they occurred. In particular, Demag Cranes' production sites (some of which are no longer used today) in Dusseldorf and Wetter have a long history of industrial use going back to 1906 and 1819, respectively. Thus soil and groundwater contamination with polycyclic aromatic hydrocarbons was found in the area of Plant I (which has since been sold) at the Wetter site, the scope of which is currently being more precisely defined in co-operation with the competent environmental office. The Company believes that the €2.0 million in provisions set aside for this risk as of March 31, 2006 is sufficient. Furthermore, the claim has been notified under the environmental liability insurance applicable for the relevant period. If and to what extent the insurance will provide coverage has not yet been clarified. It is possible that Demag Cranes will also be held responsible for other groundwater and soil contamination from the past and will have to bear the expenses for remediation. This also applies to earlier properties sold by Demag Cranes since then. Despite the fact that liability towards the purchaser could be largely excluded or limited, regulatory authorities and other third parties could hold Demag Cranes responsible for environmental burdens that arise in the future due to its prior ownership or prior use of such sites. With the exception of the Wetter site and the ongoing remediation work at the Dusseldorf site, Demag Cranes is currently not aware of any material environmental burdens at the production sites around the world.

Due to numerous uncertainties, particularly also in relation to the future legal situation, it is difficult to assess the future costs for environmental protection and the remediation of environmental damage. In light of this fact, taking into account the experience gathered by Demag Cranes to date, and based on the current facts of which the Company is aware in relation to the environmental situation at the production sites, Demag Cranes believes that the capital expenditure and remediation actions will not have a material adverse effect on Demag Cranes' financial condition and results of operations.

Moreover, Demag Cranes believes that the Company essentially complies with all environmental protection, health and safety regulations.

Research and development, patents, licenses and trademarks

Research and development

Demag Cranes considers itself a technology and innovation leader. Research and development within the Group is aimed at both improving the quality and performance of products, and at reducing manufacturing costs. In this respect, Demag Cranes does not limit itself to the development of new products and the continuing improvement of existing solutions. Rather, its aim is to reduce complexity and the number of individual parts required, and to develop new products in light of the manufacturing costs to be incurred. In product development, Demag Cranes is cost conscious ("design-to-cost"), process-optimized ("design-to-process") and increasingly focused on outsourcing ("design-to-outsource"). In particular, Demag Cranes is increasingly shifting towards modular production concepts, such as those that are already used for the new DR rope hoist and DC chain hoist generations or the new Generation 5 mobile harbor cranes. Also in the past, the Company supported innovation with substantial investment in research and development. On a consolidated basis, Demag Cranes' research and development expenses, including capitalized expenses, were €35.7 million in fiscal year 2002/2003, €21.2 million in fiscal year 2003/2004 and €21.7 million in fiscal year 2004/2005. In the fiscal years 2002/2003 and 2003/2004, the Company incurred development costs in the Port Technology segment primarily in connection with the development of the serial production of the HMK mobile harbor cranes, in connection with the development and enhancement of products (Wide Span Gantries and Automated Stacking Cranes), and in the Industrial Cranes segment primarily in connection with the development of the DR rope hoist and DC chain hoist product families.

The following projects are among the most important research and development projects of the last three years and the current fiscal year:

Industrial Cranes segment. In order to achieve the best possible research and development results, Demag Cranes has entered into a number of strategic co-operations in the Industrial Cranes segment, which concern, for example, electronic controls, remote controls and frequency inverters.

Demag Cranes spent a significant portion of its sales on research and development in recent years in order to develop the new DR rope hoist and DC chain hoists generation. In the Industrial Cranes segment, Demag Cranes is now concentrating on successful market introduction of the newly developed products and is therefore planning a slight reduction in research and development expenditures for fiscal year 2005/2006. Research and development work for the Industrial Cranes segment, which is also responsible for the Services segment, is carried out by 91 employees at the Wetter site (Germany). There are also four other employees at a foreign subsidiary, who work on basic development (new product development).

In fiscal year 2004/2005, Demag Cranes concentrated its research and development efforts on development of new, high-performance products. Such new products include the new DR rope hoist generation with a lifting capacity in excess of 10 tons, whose market introduction is currently underway. A further focus in fiscal year 2004/2005 was the expansion of the new DC chain hoist generation. This product has already been successfully launched.

Port Technology segment. In the Port Technology segment, Demag Cranes develops new products mostly in close co-operation with customers. In the future the Company plans to continue the approach of selling new developments of future products or models initially as prototypes to important premium customers. This approach has been successful in the past. In this respect, as in the past, great importance will be placed on precise agreement on the desired scope of performance and the required range of testing in real operations at the customer's premises.

Demag Cranes has established separate departments for research and development and engineering in the Port Technology segment. While the research and development department has 30 employees and is responsible for strategic development of new products and applications, the engineering department, with 75 employees, is responsible for preparing prototypes for serial production, ongoing product optimization, and the solving of day-to-day technical problems as well as making necessary customer adjustments.

The responsibility of the research and development department includes general research activities, design studies, concept development, conceptual designs of new equipment (including simulations and cost calculations) and the development of new product generations. An in-house system development group exists within the research and development department, which supports customers in the development of terminals. The system development group designs system solutions and concepts for new terminals or as part of the new development or upgrading of existing terminals. Such projects can focus, inter alia, on increasing the productivity of crane systems at docks and moorings in order to handle an increasing number of containers or to increase the container stacking density without expanding the terminal facility. At present, the Port Technology segment's system development is working on three projects for so-called hub terminals, where Automated Guided Vehicles, Automated Stacking Cranes and software could be sold. These projects could be implemented in the medium-term.

Patents, licenses and trademarks

Demag Cranes holds a large number of intellectual property rights that are of great importance to the Company. Therefore the portfolio of intellectual property rights is thoroughly monitored on an ongoing basis with the assistance of information services and by patent attorneys.

Due to its value and its reputation, the "Demag" trademark is of central importance to Demag Cranes as the most important trademark. It has been filed for registration in 78 countries, and registration is planned in other countries. The holder of the rights in the "Demag" trademark is Mannesmann Demag Krauss-Maffei GmbH (MDKM). It has granted Demag Cranes an unlimited in time, unrestricted, worldwide and exclusive license for the drives, hoists and cranes areas as well as for future related product types (unless the latter relate to the business of the other licensees of the designation "Demag") and services in the Industrial Cranes and Services segments, and, in the

Port Technology segment, for the harbor crane, railway crane and unmanned Automated Guided Vehicle system areas as well as for related services. The license was granted for a single payment of €250,000 and includes the right to grant sub-licenses to Demag Cranes' segments or subsidiaries. Demag Cranes may also file new applications for the "Demag" trademark. However, pursuant to the license agreement, Demag Cranes is obliged to indemnify MDKM against all claims by third parties, which are based on the use of the "Demag" trademark by Demag Cranes. This applies in particular to potential claims by other former companies of the Mannesmann group, with which MDKM has also concluded license agreements in relation to the designation "Demag".

At present, Demag Cranes is pursuing an action in Switzerland, in which it is challenging the registration of the trademark "DemagX" for magnetization and demagnetization products. Demag Cranes is optimistic about the outcome of this proceeding. The same applies to current actions against the Chinese trademark "Demag Demeigao", the Hungarian trademark "Demasz" and the Indonesian trademark "Demak". At present there are no trademark disputes against Demag Cranes.

In the Port Technology segment, Demag Cranes holds the registered trademarks "Gottwald port technology (with figurative elements: wave and letter "G")", "port technology (with figurative elements: wave and letter "G")", "port technology (with figurative wave element)", "Visumatic" and "Navimatic" (the latter in Germany only). Moreover, applications have been filed for the trademarks "G (with figurative wave element)", "Gottwald" and "You name it, we crane it". All of the trademark registrations/applications (except for Navimatic) cover the western industrialized countries and, in part, also Latin America and the Far East.

In the Industrial Cranes and Services segments (per September 30, 2005), Demag Cranes holds 588 other intellectual property rights (patents, design and utility patents) in addition to the registered trademarks, 296 of which relate to handling technology, 174 to drive technology, 78 to rope hoists and 40 to cranes. The focus is on patents/patent applications (totaling 544, 381 of which are registered so far) consisting of 87 patent families and 49 domestic individual patents/ patent applications. Certain features of the core products are protected by patents. As of September 30, 2005, the average remaining term of the intellectual property rights for cranes was 14.5 years, 14.6 years for handling technology, 11.8 years for drive technology and 14.2 years in relation to services.

In the Port Technology segment, Demag Cranes holds 551 patents/patent applications in 46 patent families; 479 of these are registered. Thirteen of the 46 patent families are in current use.

In the Port Technology segment, Demag Cranes has granted to purchasers of its systems and products the licenses required for use within the normal parameters. Moreover, there are reciprocal license relationships with co-operation companies, with whom Demag Cranes works together, in particular, in developing software-supported automation systems.

Litigation/administrative proceedings

The Company is not aware of any pending or threatened legal disputes or proceedings other than those described below, which could have a material adverse effect on the Company's business activities or that did have such a material adverse effect on the Company's business activities in the last twelve months. The companies forming part of the Demag Cranes Group are involved in a number of judicial, arbitration and administrative proceedings, domestically and abroad. Although the outcome of these proceedings is naturally uncertain, the Company does not expect that even an unfavorable outcome of such proceedings would have a material adverse effect on its business activities.

Class action in connection with asbestos injuries

In Louisiana and Texas in the United States, Demag Cranes & Components Corp., Cleveland, United States, is a defendant in two class action suits with 88 and 112 plaintiffs, respectively, and more than 100 defendants, in each case for injuries incurred as a result of alleged asbestos-related effects on individuals. The plaintiffs in both proceedings are employees of the same employer. Both proceedings are still in an early stage, and to date no compensatory damage claims have been quantified, nor have the plaintiffs specified which product of Demag Cranes & Components Corp. is supposed to have caused the asbestos injuries. Demag Cranes is aware of only one Demag Cranes product component containing asbestos, which was purchased from a supplier and

integrated into Demag Cranes products by a legal predecessor of Demag Cranes & Components GmbH until the mid-1980s. Demag Cranes & Components Corp. believes that the claims filed against it are unfounded. Absent specification of the date of the alleged injuries, it is impossible to determine the exact scope of insurance coverage at present. However, insurance coverage did exist for the claims asserted under the company and group insurance which were applicable at the time of the damage with a maximum initial coverage of approximately DEM 20 million (equivalent to approximately €10.2 million) in the early 1970s and which had successively been increased to more than DEM 300 million by the end of the 1990s (equivalent to approximately €153.4 million). For asbestos injuries caused after January 1, 1998, insurance coverage is limited to DEM 5 million (equivalent to approximately €2.6 million). There is no insurance coverage for asbestos injuries caused after January 1, 2000.

In 2005, two further actions relating to alleged asbestos injuries were concluded. One of the complaints was dismissed without merit, while in the other proceedings, Demag Cranes & Components Corp. settled with the plaintiff by paying a flat fee of approximately $50,000 (based on a conversion date of March 31, 2006, this is equivalent to approximately €41,000). The settlement amount was underwritten by the insurance of Demag Cranes & Components Corp. less a deductible of $5,000 (based on a conversion date of March 31, 2006, this is equivalent to approximately €4,100). It cannot be ruled out that further claims will be filed against Demag Cranes in the future for injuries based on alleged asbestos hazards to individuals.

Compensatory damages claim before the Commercial Court of Vienna

On September 29, 2005, an Austrian customer brought proceedings against Demag Cranes & Components AG, Dietlikon (Switzerland) for payment of compensatory damages and declaration of liability for further damage in connection with the delivery of a long material storage facility before the Commercial Court of Vienna. The total amount at issue is approximately €2.1 million. Demag Cranes & Components AG sold the long material handling business segment, together with all assets and liabilities, including risks under warranties vis-à-vis customers in October 2003. Demag Cranes & Components AG therefore assumes that it has an indemnity claim against the purchaser of the long material handling business segment. In addition, Demag Cranes & Components AG believes that the claim asserted against it is without merit.

Compensatory damages claim before the District Court of Bogotá

On June 19, 2002, proceedings were brought against Demag Cranes & Components Corp., Cleveland, United States, for payment of compensatory damages of $7.4 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €6.1 million) based on a damage claim involving an hydraulic dredger in 1997. The relevant dredger was manufactured by Mannesmann Demag AG, which sold its hydraulic dredger manufacturing business in 1997, including all associated liabilities. In a letter dated September 22, 2004, the purchaser of the dredger business stated that it would indemnify Demag Cranes & Components Corp. against any and all claims asserted in connection with the legal dispute.

Pending legal disputes in connection with job-related accidents while operating cranes

An employee of a customer in the United States is asserting compensatory damages claims and damages against Demag Cranes & Components Corp., Cleveland, United States, for pain and suffering in the amount of approximately $5 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €4.1 million) before the District Court of the District of Franklin, Missouri, United States, resulting from an accident involving the operation of a crane. The cause of the accident is disputed between the parties. Demag Cranes & Components GmbH, which was originally also a defendant to the proceedings, was released from the proceedings against payment of $75,000 (based on a conversion date of March 31, 2006, this is equivalent to approximately €62,000). This amount was reimbursed by the insurance of Demag Cranes & Components GmbH less the agreed deductible. A hearing has been granted for August 2006. Demag Cranes & Components Corp. believes that the claims asserted against it are without merit. There is insurance in place for the claims under various company and group insurance policies up to a maximum of $251 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €207.4 million). The group insurance policies cover enterprises in the United States affiliated with Demag Cranes & Components Corp. as of the date of the event of loss.

In an action brought on November 23, 2005 before the lower instance court of the District of Cuyahoga, Ohio, United States, the plaintiff is asserting compensatory damages claims and damages for pain and suffering against Crane America Services Inc., Dayton, United States, in connection with the operation of a crane allegedly maintained by Crane America Services Inc. the amount of which has not been finally determined. Crane America Services Inc. believes the claims asserted against it are without merit.

In an action brought on March 7, 2005 before the District Court of the District of Jefferson, Kentucky, United States, a plaintiff is asserting unquantified compensatory damages claims against Demag Cranes & Components Corp. and other defendants based on injuries suffered in connection with the operation of a Demag crane. Demag Cranes & Components Corp. believes that the claims asserted against it are without merit.

In an action dated October 7, 2005 before the District Court of the City of Roanoke, Virginia, United States, an employee of a customer in the United States is claiming compensatory damages against his employer, Demag Cranes & Components Corp. and Crane America Services, Inc., Dayton, USA, in an amount of $1.0 million (based on a conversion date of March 31, 2006, this is equivalent to €0.8 million) in connection with a work accident while operating a Demag Crane hoist. Demag Cranes & Components Corp. and Crane America Services, Inc. believe that the claims asserted against them are without merit.

There is insurance for the claims asserted in the aforementioned actions of March 7, 2005, October 7, 2005 and November 23, 2005, under various company and group insurance policies up to a maximum total coverage of $175 million (based on a conversion date of March 31, 2006, this is equivalent to €144.6 million) less a deductible of $500,000 (based on a conversion date of March 31, 2006, this is equivalent to €0.4 million). In addition to Demag Cranes Group companies, the group insurance policies cover other enterprises in the United States affiliated with Demag Cranes & Components Corp. as of the date of the event of loss.

In an action filed on April 4, 2003 before the highest court of the State of New York, in the District of Erie, United States, against, inter alia, Demag Cranes & Components Corp., a plaintiff is asserting compensatory damages claims in the approximate amount of $20 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €16.5 million) based on injuries suffered in connection with the derailing of a Demag Cranes crane. The cause of the accident is disputed between the parties. Demag Cranes & Components Corp. believes that the claims asserted against it are without merit. There is insurance for the claim asserted under various company and group insurance policies up to a maximum total coverage of $251 million (based on a conversion date of March 31, 2006, this is equivalent to €207.4 million). The group insurance policies cover enterprises in the United States affiliated with Demag Cranes & Components Corp. as of the date of the event of loss.

Impending legal disputes in connection with job-related accidents while operating cranes

Demag Cranes is also aware of a number of work-related accidents in connection with the operation of Demag Cranes cranes or crane components. In the United States, the Company became aware of a total of seven accidents in 2004 and 2005 relating to the operation of Demag Cranes products, in which individuals were injured and one person was killed. In Germany, there was an accident at a customer's site in February 2006 where one of the customer's employees was injured. In October 2003, there was an accident in Switzerland in connection with the operation of a Demag Cranes crane, in which one person was injured. In June 2005, an employee of Demag Cranes & Components Ltda., Cotia, Brazil, was killed in a work-related accident (in this respect, see also "*—Investigative proceedings in connection with work-related accidents*"). To date, no complaints have been brought against the companies of the Demag Cranes Group in relation to these cases, although it cannot be ruled out that actions may be subsequently brought.

Investigative proceedings in connection with work-related accidents

On June 20, 2005, an employee of Demag Cranes & Components Ltda. in Brazil was killed as a result of a work-related accident during maintenance work at a customer's place of business. The final investigative report of the police contains no grounds for fault on the part of Demag Cranes & Components Ltda. or its employees. At present, however, there has been no final decision as to whether criminal proceedings or proceedings for breach of labor law provisions will be commenced

in relation to this matter. To date, no claims for damages have been asserted against Demag Cranes & Components Ltda.

On October 8, 2004, there was a work-related accident at Donati Sollevamenti S.r.l., Daverio, Italy, in which an employee was injured. Subsequently, the competent health authority imposed a fine on the managing director responsible for work safety at Donati Sollevamenti S.r.l., which was paid. Moreover, in connection with this accident, the department of public prosecutions is currently conducting investigative proceedings against the managing directors of Donati Sollevamenti S.r.l. based on an alleged violation of safety protocols. The Company believes that the accusations are not justified.

On September 19, 2002, there was a work-related accident in the Wetter plant of Demag Cranes & Components GmbH, in which an employee was killed. Criminal proceedings for involuntary manslaughter were brought against another employee of Demag Cranes & Components GmbH in this context. The criminal proceedings were dismissed by the Local Court of Hagen on July 21, 2004, subject to conditions, based on a lack of public interest in a criminal prosecution of the matter. To date, no compensatory damages claims have been asserted against Demag Cranes & Components GmbH on the basis of this accident.

On August 28, 1997 there was a work-related accident at an end-customer's premises in Spain in connection with a Demag Cranes crane, in which one of the end-customer's employees was injured. In this context, Local Court No. 2 in Villafranca del Penedés, Spain, conducted investigative proceedings against Demag Cranes & Components S.A., Madrid, Spain. An action brought against Demag Cranes & Components S.A. before the Barcelona Social Court No. 4 in this regard was dismissed in the first instance by a judgment dated April 7, 2006. The opposing party announced it would appeal this decision.

Labor and social law disputes in the United States and Spain

A former employee of Crane America Services, Inc. brought a complaint for age discrimination and distress against Crane America Services, Inc. in July 2004 before the District Court of the District of Jefferson, Alabama, United States, claiming compensatory damages and damages for pain and suffering in the amount of $5 million (as of the reference date of March 31, 2006 this corresponds to approximately €4.1 million). The reason for the claim was the enforcement of claims by Crane America Services, Inc. against the plaintiff based on a breach of a non-compete covenant. Crane America Services, Inc. believes that the claims asserted against it are without merit.

In a complaint against Demag Cranes & Components S.A., Madrid, Spain, dated January 16, 2006 before the Social Court of Madrid, the competent union is claiming that the relocation of the operations of Demag Cranes & Components S.A. and 170 employees to a location 30 km away breaches provisions under the collective bargaining agreement. The union wants the measure declared null and void and, alternatively, compensation for greater travel distances to the new workshops. The action was dismissed in the first instance by judgment dated April 17, 2006. The opposing party announced it would appeal this decision.

In connection with an accident while operating a Demag Cranes crane in 1997, the relevant social insurance carrier is seeking recovery from Demag Cranes & Components S.A., Madrid, Spain. The action filed in opposition by Demag Cranes & Components S.A., Madrid, Spain, dated February 23, 2005 was dismissed by Social Court No. 1 of Léon in a judgment dated September 1, 2005. Demag Cranes & Components S.A., Madrid, Spain filed an appeal against this judgment dated February 15, 2006.

Legal dispute based on a patent infringement with Kirow

Gottwald Port Technology has filed a complaint against Kirow Leipzig KE Kranbau Eberswalde AG (Kirow) before the Regional Court of Dusseldorf based on infringement of a patent held by Gottwald Port Technology GmbH. These proceedings were suspended in October 2001 after Kirow filed a nullity suit against the patent. In the nullity suit, the Federal Patent Office ruled that the patent be maintained subject to some minor restrictions. On May 27, 2003, Kirow filed an appeal against this decision with the German Federal Supreme Court (*Bundesgerichtshof*, "BGH"). The amount at issue under the patent infringement proceeding and the nullity proceedings is €1.0 million each.

Search of office premises by the Kaiserslautern Department of Public Prosecutions

The business premises of Gottwald Port Technology GmbH in Dusseldorf were searched in January 2006 in connection with investigative proceedings based on alleged bribery against the managing director of a customer of Gottwald Port Technology GmbH. The search was based on suspicions that had arisen in the course of the aforementioned investigative proceedings that a deceased employee of Gottwald Port Technology GmbH may have made an illegal payment to the accused managing director of the customer. As far as the Company is aware, the investigations are presently not directed against employees of Gottwald Port Technology GmbH or other employees of Demag Cranes.

Regulatory provisions

In every country in which the Company operates it is subject to applicable statutes and provisions. These include, in particular, provisions concerning operating permits, technical safety and environmental protection, building provisions, labor law provisions, provisions concerning employment protection and work safety. Thus, for example, the employers' liability insurance association's rules in Germany for accident prevention relating to cranes (BGV D 6-Krane) and to winches, hoisting and pulling equipment (BGV D8) must already be taken into account when constructing crane systems or hoisting or pulling equipment.

Demag Cranes has obtained the required operating permits for all its operating sites. With respect to Donati Sollevamenti S.r.l., the operating permit applied for in the municipality of Daverio (Varese) in 1990 cannot be located and may thus have to be re-issued. Donati and the competent authorities assume that the prerequisites for the permit are met.

Moreover, in the EU, Demag Cranes' products may be introduced to the market, exchanged or maintained only if they meet the relevant safety provisions, health requirements and quality requirements of European Parliament and Council Directive 98/37/EEC of June 22, 1998 for the harmonization of the laws of the member states relating to machinery (as amended), the Equipment and Product Safety Act (*Geräte- und Produktionssicherheitsgesetz*) and the related regulations, in particular, the Machinery Regulation (9th GPSGV) and the Use of Work Equipment Regulation (*Arbeitsmittelbenutzungsverordnung*). These provisions are constantly updated in line with technical progress.

According to the detailed provisions of BGV D6 and BGV D8 applicable in Germany, the manufacturer must ensure that its products at least comply with the generally accepted rules of technology as specified by numerous DIN norms (e.g. DIN 15003, 15020 *et seq.* for hoists, DIN 15018 *et seq.* for cranes). These provisions are also subject to constant adjustment to safety developments. Similar provisions also exist abroad in some cases. Compliance with work safety rules and therefore with provisions concerning construction and equipment of Demag Cranes' products is ensured in Germany by annual operator-required inspections of crane systems and hoists. These inspections are conducted to determine whether the respective system is in a condition that ensures work safety as of the time of the inspection. In addition, non-compliance with the relevant work safety provisions can be prosecuted as a regulatory offense pursuant to § 209 (1) Social Law Code ("SGB") VII.

At present, the effects of future statutory provisions concerning air cleanliness, water cleanliness and waste disposal (see also "*—Environment*") and the health and safety of employees cannot be foreseen.

Demag Cranes' business is highly export-oriented. Distribution of its products may be subject to the provisions of the foreign trade and payments law of the European Community and of the Federal Republic of Germany as exports to countries outside the European Union, and in some cases as so-called introduction of goods (*Verbringung*) within the European Union. Therefore Demag Cranes has appointed an export officer and an export control officer, who are responsible for supervising the company-internal guideline on export control. Authorization of exports may be required by the so-called Dual Use Regulation (EC) No. 1334/2000 as amended by Regulation (EC) No. 394/2006) and the Foreign Trade and Payments Act (*Außenwirtschaftsgesetz*) in conjunction with the Foreign Trade and Payments Regulation (*Außenwirtschaftsverordnung*). The Dual Use Regulation subjects the export of goods that may have both civil and military applications to prior authorization by the Federal Office for Finance and Export Control ("BAFA"). There is an obligation

to obtain authorization for goods that have a military end application or that can be used for such purposes and that are intended to be exported to countries on the so-called K list of countries (currently Iran, Cuba, Lebanon, Mozambique, North Korea and Syria) if BAFA has advised on this or Demag Cranes is aware of this destination country (in the case of prior introduction of goods within the European Union). Subject to similar requirements, authorization must be obtained pursuant to the Foreign Trade and Payments Regulation prior to export if goods can be used in facilities for nuclear technology purposes in the countries of Algeria, India, Iran, Iraq, Israel, Jordan, Libya, North Korea, Pakistan and Syria. Given that the foreign trade and payments provisions (including the lists of "sensitive" countries) are continuously adjusted in line with foreign policy developments, supervision of compliance with export control is of considerable importance to Demag Cranes. This also applies to payment transactions requiring supervision with foreign countries that are not part of the European Union. Compliance with these provisions by Demag Cranes is regularly reviewed by the local tax authority in Cologne, which is responsible for supervising foreign trade and payments.

Employees

The following tables provide an overview of the number of employees (not including temporary employees, trainees and interns) of the Demag Cranes Group as of September 30, 2003, September 30, 2004, September 30, 2005 and as of March 31, 2006, by segment or region, respectively:

	As of September 30,			As of March 31,
Segment	**2003**	**2004**	**2005**	**2006**
Industrial Cranes*	4,714	3,698	3,332	3,303
Port Technology	599	627	684	736
Services	1,368	1,458	1,504	1,549
Total Demag Cranes Group	**6,681**	**5,783**	**5,520**	**5,588**

* Including central functions of the former DCC-Group

	As of September 30,			As of March 31,
Region	**2003**	**2004**	**2005**	**2006**
Germany	3,668	2,973	2,783	2,804
Europe (excluding Germany)	1,528	1,379	1,263	1,252
North and South America	893	869	869	900
Other regions	592	562	605	632
Total Demag Cranes Group	**6,681**	**5,783**	**5,520**	**5,588**

As of March 31, 2006, Demag Cranes had a total of 5,588 employees, 3,303 of whom worked in the Industrial Cranes segment, 736 in the Port Technology segment, and 1,549 in the Services segment. Abroad, 1,601 employees were employed in the Industrial Cranes segment, 39 in the Port Technology segment, and 1,140 in the Services segment. As of March 31, 2006, the Company did not have any employees.

As of September 30, 2005, Demag Cranes employed 214 temporary employees in Germany in accordance with the Temporary Employment Act (*Arbeitnehmerüberlassungsgesetz*). On average, Demag Cranes employed 227 temporary employees in Germany, in fiscal year 2004/2005 30 of whom were employed in the Industrial Cranes segment, and 197 of whom were employed in the Port Technology segment. In addition, Demag Cranes has temporary employees in the Industrial Cranes segment in various national subsidiaries in accordance with the respective domestic provisions. In fiscal year 2004/2005, Demag Cranes employed an average of 84 temporary employees outside Germany.

In the Industrial Cranes and Services segments, the number of employees was reduced by approximately 20% from 6,082 as of September 30, 2003 to 4,836 as of September 30, 2005. As of March 31, 2006, these segments employed 4,852 employees. In Germany, headcount reductions were based on shop agreements with corresponding agreements for settlement of interests. In the

Port Technology segment, the number of employees increased by approximately 14% from 599 as of September 30, 2003 to 684 as of September 30, 2005.

Demag Cranes & Components GmbH and Gottwald Port Technology GmbH, which are indirect subsidiaries of Demag Cranes AG, are bound by collective bargaining agreements and are members of the Arbeitgeberverband der Eisen- und Metallindustrie Düsseldorf und Umgebung e.V. Demag Cranes & Components GmbH is also a member of the Arbeitgeberverband der Metall- und Elektro-Industrie NRW e.V., Arbeitgeberverband der Metall- und Elektro-Industrie in Thüringen e.V. and Arbeitgeberverband der Metallindustriellen Niedersachsens e.V. The settlement agreements (*Haustarifverträge*), association agreements (*Verbandsverträge*) and regional collective bargaining agreements (*Flächentarifverträge*) entered into by the employers' associations or umbrella organizations with the unions apply to Demag Cranes & Components GmbH. The regional collective bargaining agreements entered into between Verband der Metall- und Elektro-Industrie NRW e.V. and the unions apply to Gottwald Port Technology GmbH.

Demag Cranes & Components GmbH entered into a five year collective restructuring agreement (*Sanierungstarifvertrag*) dated November 26, 2004 with IG Metall, which covers all employees at the Wetter, Uslar and Luisenthal sites. The collective restructuring agreement provides for a prohibition of dismissals due to operational requirements and a minimum number of employees until December 31, 2007. During the following two years, the number of employees may be reduced through dismissals due to operational requirements at each site and in each year to the extent stipulated in the collective restructuring agreement. After December 31, 2009, dismissals due to operational requirements may be effected in accordance with the applicable statutory and collective bargaining provisions.

For the period from 2005 through 2007, the collective restructuring agreement provides for a temporary and partial suspension of specific provisions of the regional collective bargaining agreement regarding the respective standard wage increase, the vacation compensation and a special payment, except for a lump sum payment. The provisions of the regional collective bargaining agreement (*Flächenvertrag*) as then amended apply again from 2008 onwards. From fiscal year 2008/2009 on, the employees affected by suspension of the payments under the collective bargaining provisions might also be entitled to a bonus depending exclusively on the performance of Demag Cranes & Components GmbH. The maximum bonus per fiscal year and employee is €2,000 (gross), and is limited to a total of €17,500 (gross) per employee. The bonus is payable if Demag Cranes & Components GmbH's EBIT exceeds certain thresholds.

Moreover, the respective national subsidiaries of Demag Cranes & Components GmbH are members of employer organizations in France, Austria, Spain, Italy, Denmark, South Africa and Australia.

Insurance

Prior to the initial public offering, Demag Cranes AG and its domestic and foreign subsidiaries will be insured in part through Demag Cranes AG's own policies, in part through group insurance policies of its (indirect) parent company, Demag Holding S.à r.l., and in further part through excess business and product liability policies in connection with the participation of private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") in Demag Holding S.à r.l. By the time of the initial public offering, the Company will have replaced the coverage under the group insurance policies of its (indirect) parent company, Demag Holding S.à r.l., lapsing on the date the Company goes public with new insurance policies for itself and its direct and indirect domestic and foreign subsidiaries that will become effective no later than at that time. The insurance coverage under Demag Cranes AG's own policies and under other group policies will remain in effect after the initial public offering.

The Company and its domestic and foreign subsidiaries are insured by property insurance and business interruption insurance. The insurance is on an all risk basis subject to customary exemptions. Risks associated with acts of terrorism are also exempted. A business liability, product liability and environmental liability insurance program providing coverage of up to a total of $5.0 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €4.1 million) is in place for the Demag Cranes Group. Moreover, there is excess coverage for business liability of up to $150.0 million (based on a conversion date of March 31, 2006, this is equivalent to approximately €123.9 million). Moreover, the Company is also insured via other

policies, in particular, goods transport insurance and D&O insurance covering the members of the governing bodies of the Company and all subsidiaries.

An external broker advises the Company and its subsidiaries in relation to insurance contracts and their administration. It cannot be ruled out that the amendment of the insurance protection will result in certain additional costs for Demag Cranes. The Company's believes that the Group's companies will continue to have adequate insurance protection in accordance with industry standards after the initial public offering pursuant to the new insurance policies taken out by Demag Cranes AG.

INFORMATION ON DEMAG CRANES AG

History and development of the business activities of Demag Cranes

Demag Cranes AG was formed on August 8, 2002 in the legal form of a German limited liability company under the name DCC HoldCo 3 (drei) GmbH with its registered office in Dusseldorf and with a nominal share capital of €25,000. The Company was registered in the commercial register of the Local Court of Dusseldorf under HRB 42958 on August 26, 2002. Pursuant to a shareholders' resolution adopted on January 10, 2003, DCC HoldCo 3 (drei) GmbH's registered office was moved from Dusseldorf to Wetter (Ruhr) and the Company was registered in the commercial register of the Local Court of Wetter (Ruhr) under HRB 1015 on April 19, 2003. Due to the continuation of the commercial register in electronic form and a simultaneous change in local jurisdiction, DCC HoldCo 3 (drei) GmbH was registered in the commercial register of the Local Court of Hagen under HRB 5548 on December 12, 2003. On April 28, 2006, the shareholders resolved to change the legal form of DCC HoldCo 3 (drei) GmbH and convert it to Demag Cranes AG. The change in legal form was recorded in the commercial register on May 11, 2006.

The Company's share capital was increased to its current amount of €21,172,993 in several stages: pursuant to a shareholders' resolution adopted on May 22, 2003 and registered in the commercial register on July 3, 2003, the nominal share capital of the Company was increased out of capital reserves by €1,306,350, from €25,000 to €1,331,350. Pursuant to a shareholders' resolution adopted on November 27, 2003 and registered in the commercial register on March 31, 2004, the nominal share capital was increased against cash contributions by €119,000, from €1,331,350 to €1,450,350, and the shareholder DCC Management Beteiligungs GmbH & Co. KG was permitted to subscribe to the capital contribution. Pursuant to a shareholders' resolution adopted on April 28, 2006 and registered in the commercial register on May 5, 2006, the Company's nominal share capital was increased from capital reserves by €10,152,450, from €1,450,350 to €11,602,800. After the Company's conversion into a stock corporation, its share capital was increased against in-kind contributions pursuant to a resolution of the General Shareholders' Meeting adopted on May 18, 2006 and registered in the commercial register on June 1, 2006 by €9,570,193, from €11,602,800 to €21,172,993. The new shares were subscribed by Gottwald Luxembourg 2 (b) S.à r.l. and Gottwald Management Beteiligungs GmbH & Co. KG against contribution of all the shares in Gottwald HoldCo 3 (drei) GmbH.

The companies operating within the segments of Demag Cranes have been affiliated under changing group management since 1988; however, their respective origins date back to 1819 and 1906. Today's Industrial Cranes and Services segments trace their roots back to the Mechanische Werkstätten Harkort & Co. in Wetter an der Ruhr, which was founded in 1819. Their successor entities were merged into Deutsche Maschinenfabrik AG (Demag) in 1910. Demag formed part of the Mannesmann Group from 1974 onwards. In 1992, the segment was hived off to Mannesmann Demag Fördertechnik AG with registered office in Wetter. The Port Technology segment was founded in 1906 under the name of Maschinenfabrik Ernst Halbach AG in Dusseldorf and celebrates its 100th corporate anniversary this year. From 1928, the segment operated under the name of Leo Gottwald KG and manufactured cranes and hoists for numerous applications. The first mobile harbor cranes were developed at the end of the 1950s. In 1988, Mannesmann Demag AG took over Leo Gottwald KG and integrated the company in its group as the harbor and railway cranes segment. At the same time, the first Automated Guided Vehicles were developed and sold. As part of a restructuring in 1996, the mobile harbor cranes segment was assigned to Mannesmann Demag Fördertechnik AG.

Mannesmann Demag Fördertechnik AG changed its name to Mannesmann Dematic AG in 1997. In 2001, Mannesmann Dematic AG's parent company, Atecs Mannesmann AG, was sold to Siemens AG and Robert Bosch GmbH, which divided up the various segments between them. Atecs Mannesmann AG's mechanical engineering line of business, to which Demag Cranes' current segments also belonged, was taken over by Siemens AG, which sold it together with other investments to Demag Holding S.à r.l. in 2002, in which private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. hold an 81% equity interest, and Siemens AG a 19% equity interest.

Registered office, fiscal year, term of the Company, corporate purpose

The registered office of Demag Cranes AG is Wetter (Ruhr). The Company is registered in the commercial register of Hagen under HRB 7364. Its headquarters are located at Ruhrstraße 28, 58300 Wetter, telephone +49 (0)2335-92-0, internet address: www.demagcranes-ag.com. The General Shareholders' Meeting resolved on May 18, 2006 to relocate the registered office from Wetter (Ruhr) to Dusseldorf. The Company will soon apply for a registration of the change in registered office in the commercial register. The Company's new address will be Forststraße 16, 40597 Dusseldorf, telephone +49 (0)211-7102-0.

The Company was incorporated in Germany and is governed by German law. Its fiscal year ends on September 30 of each calendar year.

The Company has been established for an unlimited period of time.

Pursuant to § 2 of the Company's articles of association, the corporate purpose of the Company is the management of a group of companies operating, in particular, in the fields of developing, planning, manufacturing, selling and marketing machinery, equipment and other trade goods, and providing services in the areas of transport processes and port technology, including cranes, automatic harbor systems and similar products, as well as their components and related software solutions. Such management also includes the provision of services to Group companies. The Company may also operate directly in the fields mentioned above. It is authorized to take any actions and to conduct any transactions, which appear suited to serve the corporate purpose. To this end, the Company may form, acquire or acquire an interest in other companies both domestically and abroad. It may consolidate companies in which it holds a majority interest under its management or confine its activities to managing its holdings. It may spin-off its operations either wholly or in part to affiliated companies.

The Company and its subsidiaries trade under the names of "Demag Cranes", "Demag Cranes & Components", "Gottwald Port Technology" and "TBA".

Structure of the Demag Cranes Group

Demag Cranes AG is the ultimate parent company and exercises the traditional functions of a holding company, such as corporate development. Its operating business is run exclusively by its respective subsidiaries.

Demag Cranes & Components GmbH and its subsidiaries

The operating business of the Demag Cranes Group in the Industrial Cranes and Services segments is run by Demag Cranes & Components GmbH with registered office in Wetter ("DCC") and its subsidiaries and affiliates (collectively referred to as the "DCC-Group"). DCC is the owner and operator of the German crane and component plants of the DCC-Group. DCC also directly manages and administers the domestic and foreign subsidiaries of the DCC-Group. The Company and DCC are linked by a chain of profit and loss transfer agreements through two intermediary holding companies.

Gottwald Port Technology GmbH and TBA B.V.

The Port Technology segment is operated by Gottwald Port Technology GmbH ("Gottwald") with registered office in Dusseldorf, and its subsidiary TBA B.V., with registered office in Delft, the Netherlands ("TBA"; Gottwald and TBA collectively referred to as the "Gottwald-Group"). Gottwald is the owner and operator of the production plant in Dusseldorf. TBA in Delft is responsible for the development of software solutions for port automation systems. The intention is that the Company and Gottwald be linked by a chain of profit and loss transfer agreements through two intermediary holding companies as from October 1, 2006.

Overview of the structure of the Demag Cranes Group

The following chart shows the significant subsidiaries of Demag Cranes AG as of May 31, 2006 as well as the shareholding in each subsidiary.



Demag Cranes AG
Gottwald HoldCo 3 (drei) GmbH
DCC HoldCo 4 (vier) GmbH
Gottwald HoldCo 4 (vier) GmbH
DCC France Holdco S.A.
DCC HoldCo 5 (fünf) GmbH
Gottwald Port Technology GmbH
Demag Cranes & Components S.A.S. (France)
Demag Cranes & Components GmbH
20%
AQZ Ausbildungs-und Qualifizierungszentrum Düsseldorf GmbH (Germany)
Gottwald Port Technology Verwaltungs GmbH (Germany)
69.78%
TBA B.V. (The Netherlands)
Demag Cranes & Components Corp. (USA)
Crane America Services, Inc. (USA)
50%
MHE Demag (S) Pte Ltd. Singapore (50% joint venture) (Singapore)
Demag Cranes & Components Verwaltungs GmbH
Demag Cranes & Components S.A. (Spain)
Demag Cranes & Components (Pty) Ltd. (South Africa)
Demag Cranes & Components AG (Switzerland)
Demag Cranes & Components Pty Ltd. (Australia)
Demag Cranes & Components A/S (Denmark)
Demag Cranes & Components GmbH (Austria)
Demag Cranes & Components Sp.z.o.o. (Poland)
99.9999%
Demag Cranes & Components Ltda. (Brazil)
Demag Cranes & Components spol.s.r.o. (Czech Republic)
Demag Cranes & Components S.p.A. (Italy)
Demag Cranes & Components (India) Pte. Ltd. (India)
Demag Cranes & Components Unpessoa Lda. (Portugal)
Demag Cranes & Components (Qinhuangdao) Co. Ltd. (China)
Demag Cranes & Components (Shanghai) Co. Ltd. (China)
Demag Cranes & Components Trading (Shanghai) Co. Ltd (China)
90%
10%
Donati Sollevamenti S.r.l. (Italy)
Donati Ltd. (UK)
96,8%
Demag Cranes & Components Holdings Ltd. (Dubai)
Demag Cranes & Components (Middle East) FZE (Dubai)
Kranservice Rheinberg GmbH (Germany)
6.67%
E&W Anlagenbau GmbH (Germany)
DCC Verwaltungs 2 (zwei) GmbH (Germany)
10%
Projektentwicklungs-gesellschaft Wetter REME mbH i.L. (Germany)
Demag Cranes & Components Guarantee Ltd (UK)
26%
74%
Demag Cranes & Components Holdings Ltd (UK)
Demag Cranes & Components Ltd (UK)

ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES AND SENIOR MANAGEMENT OF DEMAG CRANES AG

The Company's governing bodies are the management board, the supervisory board and the general shareholders' meeting. The powers of these governing bodies are governed by the provisions of the German Stock Corporation Act (*Aktiengesetz*), the articles of association and the by-laws of the management board and supervisory board.

The management board conducts the Company's business in accordance with the provisions of the relevant statutes, the Company's articles of association and the management board's by-laws. It represents the Company in dealings with third parties.

The management board must ensure that appropriate risk management and risk control systems are set up within the Demag Cranes Group in order to identify at an early stage any developments that might put the Company's continued existence at risk. Moreover, the management board has an obligation to report periodically, at least on a quarterly basis, to the supervisory board on the status of the business, particularly developments in sales and on the status of the Company, its subsidiaries and joint ventures as well as, at the last supervisory board meeting of a given fiscal year, on the planned business policy and other fundamental issues relating to corporate planning, and to submit a budget for the following fiscal year (including financial, investment and personnel planning) as well as a medium-term plan (including financial and investment planning). The management board is also required to report to the supervisory board as soon as possible on any transactions that could be of considerable significance to the Group's profitability or liquidity, in order to give the supervisory board the opportunity to express its opinion prior to the implementation of any such transactions. On important occasions, the management board is obliged to report without undue delay to the chairman of the supervisory board. An important occasion includes events on the level of affiliated companies of which the management board becomes aware, and which could significantly affect the Company's condition. In addition, the management board and supervisory board annually report in the management report on the Company's corporate governance and explain any deviations from the recommendations of the German Corporate Governance Code. Simultaneous membership on the management board and supervisory board is not permitted in a stock corporation organized under German law.

The supervisory board appoints the members of the management board and is entitled to dismiss them for good cause. The supervisory board must supervise the management board in its management of the Company. Pursuant to the German Stock Corporation Act, the supervisory board is not entitled to manage the Company. Pursuant to the management board's by-laws, however, the management board must obtain the supervisory board's consent for certain transactions of the Group, usually prior to the implementation of the relevant transaction or measure. This applies, inter alia, to the approval of the annual budget and the rolling multi-year budget; the inclusion of new and the abandonment of existing production or business lines; the acquisition and sale of companies and participation interests in companies, the acquisition and sale of moveable assets as well as real property, rights equivalent to real property and real property rights if the value of the transaction in an individual case exceeds €5 million and the annual budget approved by the supervisory board does not provide for such transaction; financial measures and long-term borrowings where the value of any such transaction exceeds €30 million in an individual case; the granting of loans and other credits outside the ordinary course of business; the assumption of sureties, guarantees, or similar liabilities as well as the provision of security for third-party liabilities where the value of such a transaction exceeds €10 million in an individual case or where the transaction falls outside the ordinary course of business and the value in an individual case exceeds €3 million; material transactions (excluding customer orders and the acquisition of current assets in the ordinary course of business) in deviation of the annual budget approved by the supervisory board where the budget variance exceeds €5 million in value and exceeds the amount stated in the annual budget by at least 10%; transactions with a value over €5,000 executed between the Company or one of its affiliated companies, on the one hand, and a member of the management board or persons or undertakings closely related to a management board member, on the other hand; the granting of company loans to members of the Company's management board and supervisory board as well as their relatives; any donations made to political parties; the conclusion of any settlement agreements or other relinquishment of rights that triggers a payment by the Company in excess of €10 million; speculative treasury transactions, particularly transactions

in connection with derivatives and forward exchange transactions where the exposure exceeds €1 million; as well as any other transactions which could, in a similar fashion, fundamentally change the Company's financial position and/or results of operations or which are outside the ordinary course of the Company's business activities.

The members of the management board and the supervisory board are subject to fiduciary duties and duties of care towards the Company. In this respect, the members of these governing bodies must take into account a wide range of interests, in particular those of the Company, its shareholders, its employees and its creditors. The management board must also take into account the shareholders' rights to equal treatment and to equal information. Should the members of the management board or the supervisory board breach these duties, they are jointly and severally liable to the Company for compensatory damages.

Under German law, a shareholder generally has no possibility of proceeding directly against members of the management board or the supervisory board, should such shareholder believe that the relevant members have violated their duties towards the Company. Only the Company is entitled to demand compensatory damages from the members of the supervisory board or the management board. The Company may waive or settle compensatory damages claims no earlier than three years following the vesting of the relevant claim and only if the shareholders resolve to do so at the general shareholders' meeting by simple majority, provided that no shareholder minority holding in the aggregate 10% or more of the registered share capital places an objection on the record. Since November 1, 2005, shareholders and shareholder associations may, in the shareholders' forum of the electronic Federal Gazette (*Bundesanzeiger*), invite other shareholders to apply for a special audit or request the calling of the general shareholders' meeting or exercise their voting rights in a general shareholders' meeting, either jointly or by proxy. Moreover, shareholders holding shares in the aggregate amount of at least 1% of the registered share capital or a pro rata nominal amount of at least €100,000 may assert, in their own name, claims for losses of the Company against members of the governing bodies by way of a special claim admission procedure (*Klagezulassungsverfahren*).

Under German law, the individual shareholders (like any other person) are prohibited from exerting their influence on the Company so as to cause a member of the management board or supervisory board to perform an act that is damaging to the Company. Shareholders with a controlling influence may not use such influence to cause the Company to act against its interests, unless the detriment is compensated for. Those who use their influence to cause a member of the management board or supervisory board, an authorized representative or an authorized agent to act to the detriment of the Company or its shareholders are obliged to compensate the Company and the shareholders for any damages incurred by them as a result thereof. Furthermore, the members of the management board and supervisory board are jointly and severally liable if they have acted in a manner that violates their duties.

Management board

Pursuant to the Company's articles of association, the management board has at least two members. The number of the management board members is otherwise determined by the supervisory board. The supervisory board may appoint deputy members of the management board. The management board shall elect a spokesperson among its members unless the supervisory board has appointed a management board member as chairman of the management board. The members of the management board are appointed by the supervisory board for a maximum term of office of five years. Reappointment or extension of the term of office, for a maximum of five years in each case, is permitted. The supervisory board may revoke the appointment of a management board member prior to expiry of the term of office for good cause, for example, in the event of a gross breach of duties or in the event of a vote of no confidence by the general shareholders' meeting in relation to the relevant management board member.

At its meeting held on April 28, 2006, the supervisory board appointed Harald Joachim Joos and Dirk Kießling as management board members with a two-year term of office, and it appointed Mr. Joos as chairman of the management board. At this meeting, the supervisory board also adopted by-laws for the management board.

Unless a unanimous vote is required by law, the resolutions of the management board are adopted at meetings by simple majority of its members. In case of a tied vote, the chairman of the

management board has the deciding vote, provided the management board has more than two members. Except in cases of urgency, the business relating to an absent member's field of responsibility shall be discussed and resolved only with such member's consent.

The Company is represented by two management board members or one management board member acting jointly with an authorized representative (*Prokurist*).

At present, the following persons are members of the Company's management board:

Harald Joachim Joos (born 1952 in Ulm): Harald Joos completed his studies at the University of Stuttgart as a graduate in aerospace engineering (*Diplom-Ingenieur für Luft- und Raumfahrttechnik*). Beginning in 1980 he worked for IBM Deutschland GmbH, Stuttgart. In 1989, he was appointed branch manager of IBM Deutschland in Berlin, where he was responsible for East Germany. In 1992, Harald Joos joined the management of Schindler Aufzügefabrik GmbH, Berlin, and in 1994 he was promoted to the position of chairman of the management of Schindler Deutschland Holding GmbH, Berlin. From 2002 to 2003, he was chairman of the management board of A. Stihl AG & Co. KG in Waiblingen. Since 2003, Harald Joos has held the position of chairman of the management of Demag Cranes & Components GmbH, Wetter.

Since 1995, Harald Joos has been a member of the advisory board of Deutsche Bank AG, Berlin and subsequently Dusseldorf. He has been a member of the supervisory board of Berliner Volksbank e.G. since 1994. Furthermore, from 2000 until 2006, he was chairman of the supervisory board of Beta Systems Software AG, Berlin and from 2002 until 2006, he was a member of the supervisory board of Schindler Deutschland Holding GmbH, Berlin.

Dirk Kießling (born 1964 in Hagen): Dirk Kießling has a degree in business administration (*Diplom-Kaufmann*). After eight years of service as an Air Force officer in the German military and completion of his studies in business and organizational sciences at the University of the German Armed Forces in Hamburg, he began his professional career in 1992 as a controller at Mannesmann Dematic AG in Wetter. In 1996, he was appointed commercial and human resources director of Kranservice Rheinberg GmbH, a subsidiary of Mannesmann Dematic AG. Dirk Kießling joined Mannesmann Demag AG in 2000, where he held the position of commercial and human resources director. Following the spin-off of this segment to Demag Mobile Cranes GmbH in 2001, he was appointed managing director. Since 2002, Dirk Kießling has been the commercial director of the then established Gottwald Port Technology GmbH, Dusseldorf. In addition, since 2005, Dirk Kießling has been the management spokesman of Gottwald Port Technology GmbH. He has announced that he will be resigning from the office of managing director of Gottwald Port Technology GmbH once the Company's shares have been listed on the Frankfurt Stock Exchange, provided he is, at such time, elected to the supervisory board of Gottwald Port Technology GmbH.

Since 2002, Dirk Kießling has represented Gottwald Port Technology GmbH in the capacity of a shareholder of Ausbildungs- und Qualifizierungs-Zentrum Düsseldorf GmbH. Since 2003, he has also been a member of the advisory board of the Arbeitgeberverband der Metall- und Elektroindustrie Düsseldorf und Umgebung e.V. Since 1993/1994, he has been a lecturer for internal and external accounting at the University of Witten/Herdecke.

The members of the management board may be reached at the Company's business address.

The management board members' remuneration is determined in accordance with § 87 of the German Stock Corporation Act ("AktG"). Such remuneration consists of fixed and variable components. The annual fixed compensation amounts to €300,000 in each case. The variable remuneration components depend on whether and to what extent the Company and its subsidiaries are able to realize certain EBITDA and net income target figures. Such target figures are determined by the supervisory board on an annual basis. The amount of the target bonus is based on the extent to which the target figures have been realized, whereby at least 80% of the target figures must have been met. The target bonus is increased on a straight-line basis from 25% of the fixed remuneration up to 100% if the performance targets are fully met. In case the actual performance exceeds either one or both such target figures, the Company must pay an additional bonus of up to 80% of the target bonus. This additional bonus is determined by straight-line computation based on the percentage of over-performance and is deemed to have been attained in full if performance exceeds both target figures by 40% (in the aggregate). Moreover, Mr. Joos receives remuneration as managing director of Demag Cranes & Components GmbH, which remuneration likewise consists of fixed and variable components. The insurance protection in favor of the members of the

management board includes a directors' and officers' liability insurance (D&O insurance) (see "*Business activities—Insurance*").

In fiscal year 2004/2005, the total remuneration of the Company's management, i.e., DCC HoldCo 3 (drei) GmbH, including the remuneration payments of subsidiaries as well as bonuses and in-kind remuneration, amounted to €931,386.30. The total remuneration of the management of Gottwald Port Technology GmbH, including remuneration payments of subsidiaries as well as bonuses and in-kind remuneration, amounted to €839,124.73.

The IFRS consolidated financial statements of the DCC HoldCo 3 Group for the year ended September 30, 2005 and the IFRS consolidated financial statements of the Gottwald HoldCo 3 Group for the year ended September 30, 2005 reflect an amount of €162,175 for provisions for pension and retirement payments for the members of the management board.

No sanctions whatsoever for the breach of domestic or foreign provisions under criminal or securities law have been imposed upon members of the management board in the last five years and, in particular, no sanctions based on fraudulent activities have been imposed. The members of the management board have not been party to any bankruptcy or insolvency proceedings or liquidations in the last five years. No public charges and/or sanctions have been brought against or imposed upon management board members by regulatory authorities (including designated professional associations) in the last five years nor has any court ever deemed them unfit for membership in an administrative, management or supervisory body of a given company or regarding their performance in the management or the conduct of the affairs of a company.

The management board members currently do not directly hold any shares in the Company. Mr. Joos is managing limited partner of DCC Management Beteiligungs GmbH & Co. KG, which holds an 8.0% equity interest in the Company. Mr. Kießling is managing limited partner of Gottwald Management Beteiligungs GmbH & Co. KG, which holds an equity interest of 3.1% in the Company (see "*Business transactions and legal relationships with related parties—Management Equity Participation Program*"). The members of the management board are beneficiaries under a Matching Stock Program (see "*Shareholder structure and equity participation programs—Matching Stock Program*") and are entitled to subscribe for the Company's shares in the context of the Offering on a preferential basis.

At present, the Company has not granted management board members any loans or assumed any sureties or guarantees for them. The management board members were and are not involved in any business outside the statutory corporate purpose of the Company or in any Company transactions of an unusual type or nature during the current and the preceding fiscal year or in any such unusual transactions in prior fiscal years, which have not yet been fully concluded. The employment contracts of the members of the management board do not provide for any special benefits upon termination of the relevant contract.

To the extent that members of the management board directly or indirectly hold shares in the Company, a special interest may exist on the basis of such shareholding, in addition to their position on a governing body. Otherwise, the members of the management board of the Company do not, with respect to their private interests or other obligations, have any conflicts of interest in relation to obligations towards Demag Cranes AG. No family relationships exist among the members of the management board members themselves or with members of the supervisory board or the senior management of the Company.

Supervisory board

Pursuant to the Company's articles of association as well as §§ 95, 96 of the German Stock Corporation Act and §§ 1 (1), 5 (1), 7 (1) no. 1 of the German Co-determination Act (*Mitbestimmungsgesetz*, "MitbestG"), the supervisory board is composed of 12 members, i.e., six shareholder representatives who are elected by the shareholders and six employee representatives who are elected in accordance with the provisions of the German Co-determination Act.

Unless the general shareholders' meeting decides on a shorter period when electing supervisory board members, the supervisory board members and, if applicable their deputy members, are elected pursuant to the Company's general shareholders' meeting in conjunction with § 102 AktG until conclusion of the general shareholders' meeting that resolves to formally approve the actions of the members for the fourth fiscal year following the commencement of the term of

office. In this respect, the fiscal year in which the term of office commences is not included when calculating such period. Re-election is permissible.

The appointment of a successor to any supervisory board member departing prior to the expiration of his term of office is for the remainder of the term of office of the departing supervisory board member, provided the general shareholders' meeting does not stipulate a different term of office for such successor. The general shareholders' meeting may simultaneously appoint a deputy member when a supervisory board member is elected, who will join the supervisory board if the relevant supervisory board member departs from the supervisory board prematurely and no successor is appointed. The office of a deputy supervisory board member on the shareholders' side will expire as soon as a successor for the departed supervisory board member has been appointed, but no later than upon expiration of the term of office of said departing supervisory board member.

According to the Company's articles of association, the members and the deputy members of the supervisory board may resign from office by serving two-weeks' written notice to the chairman of the supervisory board or the management board, and may do so without having to show good cause. The term of office of a supervisory board member will expire in any event upon conclusion of the annual general shareholders' meeting following the supervisory board member's 70th birthday.

Pursuant to the provisions of § 27 (1) and (2) MitbestG, the supervisory board will appoint from its members a chairman and a deputy chairman. The election is to be held following the general shareholders' meeting at which the supervisory board members to be elected by the general shareholders' meeting are newly elected; no special invitation is required for such meeting of the supervisory board. Unless a shorter term of office was determined at the election, the term of office of the chairman and the deputy chairman will be the same as their term of office as supervisory board members. If the chairman or his deputy chairman depart from office prematurely, the supervisory board must hold new elections without undue delay.

The supervisory board chairman – or in case he is unable, his deputy – is responsible for calling and chairing the supervisory board meetings. The supervisory board has quorum if at least half of the total number of members required to constitute the supervisory board participate in the adoption of the relevant resolutions. Abstaining members are also deemed to be participating in the adoption of resolutions. Members who participate via telephone or video conference will be deemed present. Absent members may participate in the adoption of resolutions by having another member submit his written vote or vote transmitted by fax. As a rule, supervisory board resolutions are adopted at meetings. Resolutions of the supervisory board may also be adopted by telephone or video conferences or outside a meeting where voting is conducted orally, by telephone, in writing or in text form if the chairman of the supervisory board so stipulates in a specific case.

The chairman may adjourn the passing of a resolution concerning individual or all items on the agenda for no more than four weeks if a different number of shareholder members and employee members would participate in the adoption of the resolution or if there is a material reason to adjourn the resolution. The chairman is not entitled to adjourn the resolution again.

Unless otherwise required by law, supervisory board resolutions shall be adopted by a simple majority of votes cast. If there is a tied vote of the supervisory board and the same motion is then put to a new vote, the chairman shall have the deciding vote in the event of another tied vote. The deputy chairman of the supervisory board is not entitled to a deciding vote.

Pursuant to the Company's articles of association, the supervisory board may issue its own by-laws. On April 28, 2006, the supervisory board issued new by-laws.

In addition to the mediation committee to be formed pursuant to § 27 (3) MitbestG, the supervisory board may set up other committees among its members. To the extent permitted by law, the committees may have decision-making powers of the supervisory board conferred on them as well. The general committee (*Präsidialausschuss*) prepares the supervisory board's decisions with respect to staff; its members are Dr. Heidsieck (committee chairman), Messrs Berger, Rosenthal and Schuchmann. It adopts resolutions instead of the supervisory board, inter alia, on: the conclusion, amendment and termination of employment and pension agreements with management board members as well as their remuneration; any other legal transactions entered in by the Company vis-à-vis the management board members; the approval of transactions with a value in excess of €25,000 entered into between the Company or one of its affiliated companies, on

the one hand, and a member of the management board or persons or undertakings closely related to a management board member, on the other hand; the consent regarding other activities of a management board member pursuant to § 88 AktG as well as consent to other outside employment, particularly the exercise of supervisory board mandates and functions in similar controlling bodies of commercial companies outside the Group; the granting of loans to the group of persons set forth under §§ 89, 115 AktG as well as the approval of other company loans to members of the management board and the supervisory board or their relatives and the consent to agreements with supervisory board members pursuant to § 114 AktG. The audit committee (*Prüfungsausschuss*) prepares the decision of the supervisory board concerning the adoption of the annual financial statements and the approval of the consolidated financial statements; its members are Messrs Hornung (committee chairman), Berger, Gorenflos and Rosenthal. To this end, it is obliged to conduct a preliminary audit of the annual financial statements, the consolidated financial statements, the management report of the Company and the Group and the proposal for the appropriation of profits. The audit committee also prepares the agreements with the financial auditors, in particular the auditing assignment, stipulations on the areas of focus of the audit, and the fee arrangement. Furthermore, the audit committee assists the supervisory board in overseeing management and specifically addresses risk management issues in this context. In this respect, the audit committee may exercise the special rights of inspection and review to which the supervisory board is entitled. The mediation committee (*Vermittlungsausschuss*), to which Dr. Heidsieck (committee chairman), Messrs Berger, Gorenflos and Möller belong, exercises those duties set forth under § 31 (3) MitbestG. In the event that an appointment of management board members does not obtain the requisite two-thirds majority, the mediation committee makes an appointment proposal that can then be adopted by the supervisory board by a simple majority.

The names and principal duties of the current members of the supervisory board of Demag Cranes AG are as follows:

Name, place of residence and date of appointment	Function	Other administrative, management or supervisory offices or offices in similar domestic and foreign supervisory bodies
Dr. Horst Heidsieck, Büdingen (chairman) Member since February 1, 2003 chairman since June 24, 2004	CEO of Demag Holding S.à r.l., Luxembourg	Demag Holding S.à r.l., Luxembourg (CEO/ member of executive committee) Demag Investments S.à r.l., Luxembourg (manager and CEO) DCC Luxembourg 2 S.à r.l., Luxembourg (manager and CEO) Gottwald Luxembourg 2 (b) S.à r.l., Luxembourg (manager and CEO) MPM Luxembourg 2 (c) S.à r.l., Luxembourg (manager and CEO) Stabilus Luxembourg 2 (d) S.à r.l., Luxembourg (manager and CEO) Networks Luxembourg 2 (e) S.à r.l., Luxembourg (manager and CEO) Ceramics Luxembourg 2 (f) S.à r.l., Luxembourg (manager and CEO) Metering Luxembourg 2 (g) S.à r.l., Luxembourg (manager and CEO) Demag Finance S.à r.l., Luxembourg (manager) Demag Mezz S.à r.l., Luxembourg (manager) Demag Cranes & Components GmbH (chairman of the supervisory board and member of the advisory board) Gottwald HoldCo 3 (drei) GmbH (chairman of the advisory board) Gottwald Port Technology GmbH (member of the advisory board and chairman of the supervisory board) mannesmann plastics machinery GmbH (member of the advisory board)

Name, place of residence and date of appointment	Function	Other administrative, management or supervisory offices or offices in similar domestic and foreign supervisory bodies
		mpm mannesmann plastics machinery GmbH (member of the supervisory board) Ceramics HoldCo 3 (drei) GmbH (member of the advisory board) Argillon GmbH (member of the Advisory Board and chairman of the supervisory board) Stabilus B.V. (managing director B)
Josef Berger*, Dusseldorf (deputy chairman) member since November 11, 2002	Chairman of the works council of Demag Cranes & Components GmbH, Wetter	Demag Cranes & Components GmbH (member of the supervisory board)
Gerd-Uwe Boguslawski*, Northeim member since November 11, 2002	IG Metall, administrative office, Göttingen	Demag Cranes & Components GmbH (member of the supervisory board) Novelis Deutschland GmbH (member of the supervisory board) Sartorius AG (deputy chairman of the supervisory board)
Heinrich Fischer, Winterthur, Switzerland member since July 1, 2005	CEO of Saurer AG, Switzerland	member of the supervisory board of Schweiter Technologies AG, Switzerland member of the supervisory board of SIG AG, Switzerland Demag Cranes & Components GmbH (member of the supervisory board)
Reinhard Gorenflos, London, Great Britain member since November 4, 2002	Managing director of Kohlberg Kravis Roberts & Co. Ltd., London	SR Portfolio (B) S.à r.l., Luxembourg (manager) SR Portfolio (C) S.à r.l., Luxembourg (manager) Demag Holding S.à r.l., Luxembourg (director) Blacksmith Holding S.à r.l., Luxembourg (manager) Blade Lux Holding Two S.à r.l., Luxembourg (manager) AVR Luxembourg S.à r.l., Luxembourg (director class B) Heyn 1 S.à r.l., Luxembourg (manager) Heyn 2 S.à r.l., Luxembourg (manager) Sole Italy S.à r.l., Luxembourg (manager) Sole Finco S.A., Luxembourg (director) Demag Cranes & Components GmbH (member of the supervisory board) mpm mannesmann plastics machinery GmbH (member of the supervisory board) Der Grüne Punkt - Duales System Deutschland GmbH (member of the advisory board) Der Grüne Punkt - Duales System Deutschland GmbH (member of the supervisory board) FL Selenia Spa, Italy (member of the supervisory board) AVR BV, the Netherlands (chairman) Deutsche Kunststoffrecycling GmbH (member of the supervisory board)
Alfred Hack*, Herdecke member since November 11, 2002	Head of the strategy cranes and new markets division, Demag Cranes & Components GmbH, Wetter	Demag Cranes & Components GmbH (member of the supervisory board)

Name, place of residence and date of appointment	Function	Other administrative, management or supervisory offices or offices in similar domestic and foreign supervisory bodies
Karlheinz Hornung member since June 1, 2006	Member of the management board of MAN AG	MAN Nutzfahrzeuge AG (member of the supervisory board) MAN Ferrostaal AG (member of the supervisory board) MAN Roland Druckmaschinen AG (member of the supervisory board) MAN B&W Diesel AG (member of the supervisory board) MAN Turbo AG (member of the supervisory board) MAN Capital Corporation, USA (chairman) MAN B&W Diesel A/S, Denmark (member of the supervisory board)
Robert J. Koehler member since June 1, 2006	Chairman of the management board of SGL Carbon AG, Wiesbaden	Benteler AG (chairman of the supervisory board) Pfleiderer AG (member of the supervisory board) Heidelberger Druckmaschinen AG (member of the supervisory board) AXA Konzern AG (member of the supervisory board) Lanxess AG (member of the supervisory board) New Russia Fund, ING-Barings, United Kingdom (member of the supervisory board)
Reinhard Möller*, Uslar member since November 11, 2002	Chairman of the works council of Demag Cranes & Components GmbH, Uslar plant	Demag Cranes & Components GmbH (member of the supervisory board)
Hubert Rosenthal*, Herdecke member since June 8, 2004	First authorized representative of IG Metall, administration office, Hagen	Hoesch Hohenlimburg GmbH (deputy chairman of the supervisory board) Hoesch Schwerter Profile GmbH (deputy chairman of the supervisory board) Guß Holding GmbH (member of the supervisory board) Thyssen Krupp Bilstein Suspension GmbH (member of the supervisory board) Demag Cranes & Components GmbH (member of the supervisory board)
Burkhard Schuchmann member since June 1, 2006	Partner of One Equity Partners Europe GmbH	Patentes Talgo, Spain (non-executive member of the board) Siegwerk AG (member of the board of directors) Deutsches Zentrum für Luft-und Raumfahrt e.V. (member of the senate) RKW NordWest e.V. (vice-chairman of the board)
Ralph Triebel*, Ohrdruf member since October 9, 2003	Chairman of the works council of Demag Cranes & Components GmbH, Luisenthal plant	Demag Cranes & Components GmbH (member of the supervisory board)

* Employee representative

Dr. Horst Heidsieck (born 1947 in Lübbecke, Germany): Dr. Heidsieck is chairman of the supervisory board. He studied physics at the University of Bonn and at the University of Advanced Technology (RWTH) of Aachen, where he also obtained his PhD. From 1980 until 1991, he held management positions in the research and development, production, technical marketing,

application services and general management areas at Degussa AG. From 1990 until 1996 he was CEO of Leybold AG, and from 1995 until 1998 he was CEO of Balzers und Leybold AG. In the period between 1995 and 1999, Dr. Heidsieck was a member of the supervisory board of Heraeus Holding GmbH, where he was also on the management board from 1999 until 2003 and became chairman of the management board in 2000. Since 2003, Dr. Heidsieck has been CEO and member of the executive committee of Demag Holding S.à r.l., Luxembourg.

Furthermore, he currently is a member of the advisory board of Demag Cranes & Components GmbH. This appointment will terminate as of the date of the listing of Demag Cranes AG's shares on the Frankfurt Stock Exchange.

During the last five years, Dr. Heidsieck served on the supervisory board and advisory board of mannesmann plastics machinery GmbH and mpm mannesmann plastics machinery GmbH. In addition, he was member of the advisory boards of DCC HoldCo 3 (drei) GmbH, Metering HoldCo 3 GmbH and Landis + Gyr Group GmbH. Moreover, he was managing director B of Networks HoldCo 3 B.V., the Netherlands, and director of Omnetica Holding Limited, UK. Dr. Heidsieck has also served on the supervisory boards of Stabilus GmbH, Stabilus Holding & Services GmbH as well as on the advisory board of Stabilus Holding & Services GmbH and Stabilus HoldCo 3 GmbH.

Josef Berger (born 1948 in Tannöd, Germany): Josef Berger has been working for Demag Cranes & Components GmbH in Wetter as an engine fitter (*Maschinenschlosser*) since 1962. Since November 2001, he has been a member of the supervisory board of Demag Cranes & Components GmbH. Mr. Berger is the deputy chairman of the supervisory board of Demag Cranes & Components GmbH.

Gerd-Uwe Boguslawski (born 1952 in Immenhausen, Germany): Mr. Boguslawski is a graduate in socio-economics (*Diplom-Sozialwirt*) and completed his studies in Göttingen. He has worked for IG Metall since 1981. Mr. Boguslawski is the first authorized representative and manager of IG Metall Göttingen.

Heinrich Fischer (born 1950 in Schaffhausen, Switzerland): After completing his studies of applied physics and electrical engineering at the Swiss Federal Institute of Technology in Zurich (ETH) and obtaining an MBA, Heinrich Fischer worked for four years in research and development in the area of electrical engineering. From 1980 to 1990 he was employed at Balzers, a segment of the Unaxis Group, as staff head of Technology and head of the coating equipment business unit. From 1991 until 1996 he was on the management board of Unaxis-Group where he was responsible for corporate development.

Reinhard Gorenflos (born 1961 in Bangkok, Thailand): After completing his studies in economics and public administration at the Universities of Freiburg, Paris and Harvard (Kennedy School of Government), Mr. Gorenflos worked from 1989 until 1991 as a management consultant at LEK Consulting in London and Munich. From 1991 until 1996, he held various management positions at Thyssen Handelsunion AG, Dusseldorf, the last of which was that of managing director of Thyssen Klöckner Recycling GmbH. Thereafter he managed the environmental business division of the OTTO Group in Cologne until 1998. From 1998 until 2001 he was CFO of ARAL Aktiengesellschaft & Co. KG, Bochum. Since 2001, Mr. Gorenflos has been with by Kohlberg Kravis Roberts & Co. Ltd., London.

During the last five years, Mr. Gorenflos has been on the management board of DCC HoldCo 3 (drei) GmbH, DCC HoldCo 4 (vier) GmbH, DCC HoldCo 5 (fünf) GmbH and Demag Cranes & Components GmbH as well as on the advisory board of DCC HoldCo 3 (drei) GmbH. Moreover, he was managing director and member of the advisory board of Gottwald HoldCo 3 (drei) GmbH, Dusseldorf, and managing director of Gottwald HoldCo 4 (vier) GmbH, Dusseldorf. Furthermore, he was managing director as well as member of the supervisory board of Gottwald Port Technology GmbH, Dusseldorf, and member of the supervisory board as well as advisory board of mannesmann plastics machinery GmbH, Munich, and mpm mannesmann plastics machinery GmbH, Munich. In addition, he was managing director of MPM HoldCo 3 GmbH, MPM HoldCo 4 GmbH, MPM HoldCo 5 GmbH and MPM HoldCo 6 GmbH. He was also director of Stabilus B.V., the Netherlands, as well as managing director and member of the advisory board of Stabilus HoldCo 3 GmbH, Koblenz. Mr. Gorenflos was furthermore managing director of Stabilus HoldCo 4 GmbH and Stabilus HoldCo 5 GmbH, as well as managing director and advisory board member of Stabilus Holding & Services GmbH. Moreover, he was director of Networks HoldCo 3 B.V., the

Netherlands, managing director and advisory board member of Metering HoldCo 3 GmbH, Nuremberg, as well as Landis + Gyr Group GmbH, Nuremberg, managing director of Landis + Gyr Group Holding B.V., the Netherlands, managing director and advisory board member of Ceramics HoldCo 3 GmbH, Redwitz, managing director and member of the supervisory board and advisory board of Argillon GmbH, Redwitz, as well as managing director of Ceramics HoldCo 7 GmbH, Redwitz. Mr. Gorenflos also served on the supervisory board of Der Grüne Punkt – Duales System Deutschland AG, the management board of Deutsche Umwelt Investment AG, the management board of MTU Aero Engines Management Service GmbH, the supervisory board of MTU Aero Engines Holding AG as well as the supervisory board of MTU Aero Engines GmbH. Moreover, he served on the supervisory board of Zumtobel AG, Austria. Furthermore, he was manager at SR Portfolio Holding (A) S.à r.l., Demag Investments S.à r.l., DCC Luxembourg 2 S.à r.l., Gottwald Luxembourg 2 (b) S.à r.l., MPM Luxembourg 2 (c) S.à r.l., Stabilus Luxembourg 2 (d) S.à r.l., Networks Luxembourg 2 (e) S.à r.l., Metering Luxembourg 2 (g) S.à r.l., Ceramics Luxembourg 2 (f) S.à r.l., Lumina Parent S.à r.l., Luxembourg as well as Blade Lux Holding One S.à r.l., each with its registered office in Luxembourg. In addition, he was director of GP Financiere New Sub 1 Ltd. and Financiere Holdings 1 Ltd., each with its registered office on the Cayman Islands, as well as of Legrand S.A. and Legrand France S.A., each with its registered office in France. Mr. Gorenflos was also member of the management board of ARAL Aktiengesellschaft & Co. KG, member of the supervisory board of Aral Wärme Service GmbH and ARAL ČR s.r.o., as well as a member of the advisory board of ARAL Luxembourg S.A. and Dresdner Bank AG Rhineland.

Alfred Hack (born 1948 in Mülheim/Ruhr, Germany): Alfred Hack has a degree in engineering (*Diplom-Ingenieur*). Since 1974, Mr. Hack has worked exclusively for Demag Cranes. He began his professional career as a trainee at Mannesmann Demag Fördertechnik in Wetter. From 1975 until 1989, Mr. Hack was head of Construction and head of Technology at Mannesmann Dematic Movicarga Ltda., Sao Paulo, Brazil. In 1989, he transferred to Mannesmann Dematic Ltd., Banbury, England, where he worked as product manager for crane technology from 1991 until 1993. From 1993, Mr. Hack worked at Demag Cranes & Components GmbH in Wetter. He first headed the Process Cranes segment, then the Cranes business and, since January 2006, the "Strategy Cranes and New Markets" division.

Karlheinz Hornung (born 1950 in Heilbronn, Germany): After completion of a business apprenticeship and training as a tax counsel, Karlheinz Hornung joined Kolbenschmidt AG, Neckarsulm, in 1977 where he was active in finance, accounting and controlling. From 1992 to 1993 he headed the administration and finance areas at KS Automobil-Sicherheitstechnik GmbH, Aschaffenburg. From 1993 to 1994, he worked at Kolbenschmidt AG in the areas of finance, controlling and IT. Following that, from 1994 to 1995, he was chief financial officer of Metallgesellschaft AG and from 1995 to 1998 he was a member and then chairman of the management board of mg trade services ag. From 1998 to 2003 he was a member of the management board of mg technologies ag. Since 2004, he has been a member of the supervisory board of MAN AG.

In addition, for the last five years, Mr. Hornung has been a Member of the supervisory board of Dynamite Nobel AG, GEA AG, Lurgi AG, Lentjes AG, mg vermögensverwaltungs ag and solvadis ag. Furthermore, he was chairman of the supervisory board of mg venture capital ag, CEO and President of MG North America Inc., New York, and non-executive board member of MG Ltd., London.

Robert J. Koehler (born 1949 in Munich, Germany): After a commercial apprenticeship and completion of his studies in business administration at the Fachhochschule Mainz, Mr. Koehler was product manager in the organic chemicals segment of Hoechst AG, Frankfurt am Main. From 1975 to 1980, he was marketing manager in the organic chemicals division, from 1980 to 1983 director and head of the chemicals division and from 1983 to 1986 he was head of the industry division as well as member of the management committee of Hoechst UK Ltd., Hounslow, United Kingdom. Following that, from 1987 to 1989, Mr. Koehler was CEO of Hoechst Columbiana S.A., Bogotá, Columbia, and from 1989 to 1991 he was head of business development at Hoechst AG, Frankfurt am Main. Since 1992, Mr. Koehler has been chairman of the supervisory board of SGL Carbon AG, Wiesbaden.

For the last five years Mr. Koehler has been a Member of the supervisory board of Wacker GmbH, AXA Lebensversicherungs AG, and Moeller Holding GmbH & Co. KG.

Reinhard Möller (born 1956 in Allershausen, Germany): Reinhard Möller completed a formal apprenticeship and passed the qualifying examination for becoming a metal fabric worker. He has been employed by Demag Cranes & Components GmbH since 1977, initially as setter in the pressure die-casting. Since 1992, Mr. Möller has been chairman of the works council of Demag Cranes & Components GmbH at the Uslar plant.

Hubert Rosenthal (born 1948 in Wittenberg/Mecklenburg-Vorpommern, Germany): Hubert Rosenthal has worked for IG Metall, Verwaltungsstelle Hagen since 1994. There, he took on the role of secretary from 1994 to 1996 and subsequently, until 2004, that of the second authorized representative and Treasurer.

Burkhard Schuchmann (born 1942 in Berlin, Germany): After completing an apprenticeship with Siemens AG, Burkhard Schuchmann studied business administration in Munich. From 1964 to 1969, he was head of the South-East European Association, Munich. From 1969 to 1978, he was commercial head of Bayerische Elektrizitätswerke, Munich. Following that, he was CEO at Knürr AG, Munich. From 1986 to 2005, he was a member of the supervisory board of Vossloh AG, Werdohl, where he was CEO from 1994 to 2005. Since 2006 he is partner at One Equity Partners Europe GmbH, Frankfurt.

Ralph Triebel (born 1962 in Ohrdruf, Germany): After successfully completing his formal apprenticeship and passing of the qualifying examination for becoming a machine and plant assembly operator, Ralph Triebel has been employed by Demag Cranes & Components GmbH as a steel construction worker since 1980. From 1990 until 2002 he was deputy chairman of the works council at that company. Since 2002, he has been the works council chairman of Demag Cranes & Components GmbH, Luisenthal plant. Since October 2003, he has been member of the Supervisory Board of Demag Cranes & Components GmbH.

The supervisory board shall elect a chairman from among its members. Unless a shorter term of office was stipulated at election, the term of office of the chairman will be the same as the term of office as supervisory board member. The election will be held subsequent to the general shareholders' meeting at which the supervisory board members to be elected by the general shareholders' meeting are appointed; no special invitation to said meeting is required.

Upon election of a supervisory board member, a substitute member may simultaneously be elected, who will join the supervisory board if the supervisory board member leaves office prematurely, without the appointment of a successor. The term of office of such substitute member who has subsequently joined the supervisory board will terminate as soon as a successor has been appointed for the supervisory board member who has departed, and no later, however, than upon expiry of the term of office of the supervisory board member who has departed.

The members of the supervisory board may be reached at the Company's business address.

The members of the supervisory board receive a fixed annual remuneration of €25,000, which is payable at the end of a given fiscal year. The chairman of the supervisory board receives double that amount and the deputy chairman receives one and a half times that amount. Members of committees – excluding the committee pursuant to § 27 (3) of the MitbestG – receive, in addition to the remuneration set forth under paragraph 1, as fixed remuneration for each office held on a committee, one tenth of the annual remuneration. Committee chairmen receive one quarter of the annual remuneration; this does not apply to the chairman of the supervisory board and the chairman of the committee under § 27 (3) MitbestG. The remuneration is payable on an annual basis, following the end of a given fiscal year. In addition to the annual remuneration, the members of the supervisory board also receive an attendance fee of €1,500 for each meeting of the supervisory board and any of its committees of which they are a member. Such attendance fee will, however, be limited to €1,500 per calendar day. Each member of the supervisory board enjoys insurance protection under a directors' and officers' liability insurance policy (D&O insurance) (see "*Business—Insurance*").

In fiscal year 2004/2005, the remuneration payments to members of the supervisory board of the Company and the supervisory board of Demag Cranes & Components GmbH – comprised of identical members – totaled €72,000. The Company's supervisory board members do not receive any pension or retirement payments solely on the basis of their role on the supervisory board. No corresponding provisions were created in fiscal year 2004/2005.

No sanctions whatsoever for the breach of domestic or foreign provisions under criminal or securities law have been imposed upon members of the supervisory board in the last five years and, in particular, no sanction has been imposed due to fraudulent activities. Mr. Schuchmann was chairman of the supervisory board of RKW Nordrhein-Westfalen e.V. that filed for insolvency on May 19, 2006 and was merged with RKW Nord to become RKW NordWest. In the last five years, Mr. Gorenflos was involved as managing director in the voluntary liquidations of Blade Holding One S.à r.l., Luxembourg, and SR Portfolio Holding (A) S.à r.l., Luxembourg. Over the last five years, Dr. Heidsieck was involved as liquidator in the voluntary liquidation of SR Portfolio Holding (A) S.à r.l., Luxembourg. Otherwise, the members of the supervisory board have not been party to any bankruptcy or insolvency proceedings or liquidations in the last five years. No public charges and/or sanctions have been brought against or imposed upon supervisory board members in the last five years by regulatory authorities (including designated professional associations), nor has any court ever deemed them unfit for membership in an administrative, management or supervisory body of a given company or regarding their acting in the management or the conduct of affairs of a company.

Dr. Heidsieck is managing director of Demag Investments S.à r.l., Stabilus Luxembourg 2 (d) S.à r.l., Stabilus B.V. of DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2 (b) S.à r.l. Mr. Gorenflos is a member of the board of directors of Demag Holding S.à r.l., SR Portfolio Holding (C) S.à r.l. and SR Portfolio Holding (B) S.à r.l. No supervisory board members perform any other work for any direct or indirect shareholders of the Company.

The supervisory board members currently do not directly hold any shares in the Company. In the context of the Offering, they are entitled to subscribe for the Company's shares on a preferential basis. Dr. Heidsieck and Mr. Hack are limited partners of DCC Management Beteiligungs GmbH & Co. KG. Furthermore, Dr. Heidsieck is limited partner of Gottwald Management Beteiligungs GmbH & Co. KG. DCC Management Beteiligungs GmbH & Co. KG has an 8.0% equity interest and Gottwald Management Beteiligungs GmbH & Co. KG has a 3.1% equity interest in the Company.

At present, the Company has not granted any loans to supervisory board members or assumed any guarantees or sureties for them. During the current and the preceding fiscal year, the members of the supervisory board are not and have not been involved in any transactions outside the ordinary corporate purpose of the Company, or in any transactions of an unusual type or nature. Furthermore, in earlier fiscal years they were not involved in unusual transactions of this kind that have not yet been fully concluded. None of the members of the supervisory board has entered into a service contract with the Company, pursuant to which the member concerned receives special benefits if his service contract is terminated.

To the extent that the supervisory board members directly or indirectly hold any shares in the Company, a special interest may exist on the basis of this shareholding in addition to their position on a governing body. Otherwise, the members of the Company's supervisory board have no conflicts of interest in terms of their private interests or other obligations with respect to obligations towards Demag Cranes AG.

No family relationships exist among the members of the supervisory board themselves or with members of the management board or the senior management of the Company.

Senior management

Demag Cranes' senior management consists of two persons who head the Industrial Cranes and Port Technology segments. In addition, Mr. Joos also heads the Services segment.

Dr.-Ing. Thomas Zipse (born 1956 in Stuttgart, Germany): Dr. Thomas Zipse heads the Industrial Cranes segment of Demag Cranes and is also responsible for worldwide production. In addition, he is managing director of Demag Cranes & Components GmbH. He studied mechanical engineering at the University of Stuttgart and from 1981 until 1986 worked as academic assistant at the Fraunhofer Institute for Production Engineering and Automation (IPA) in Stuttgart. From 1986 to 1987, Dr. Zipse held the position of departmental head at C.H.F. Müller in Hamburg, a division of Philips GmbH, which manufactures systems used in diagnostic radiology and x-ray therapy. From 1987 to 1989, he headed SKF GmbH's department of planning and control in Schweinfurt and then transferred to Motorenwerke Mannheim AG, where he worked as head of the principal department Materials Management and Purchasing until 1991. In the period from 1992 to 1997, Dr. Zipse was

head of the logistics segment at Brose Fahrzeugteile GmbH & Co. KG in Coburg and then became head of the assembly plant at the company's headquarters. In 1997, he transferred to KS Kolbenschmidt GmbH, Neckarsulm, where he was the managing director responsible for the production segment. In April 2005, he assumed responsibility for production at Demag Cranes & Components GmbH, where he has held the position of managing director of production since June 2005. He is also a member of the advisory board of KAMAX-Werke Rudolf Kellermann GmbH, Homberg/Ohm.

Dr. Mathias Dobner (born 1961 in Kassel, Germany): Dr. Mathias Dobner heads Demag Cranes' Port Technology segment and is managing director of Gottwald Port Technology GmbH. He studied mechanical engineering at the Aachen University of Technology (RWTH Aachen) and subsequently, in the period between 1990 and 1996, worked as scientific assistant at the University's Institute for Welding and Joining, RWTH Aachen. After having completed his PhD in mechanical engineering in 1996, he began his industrial career in the port automation segment of Mannesmann Demag Fördertechnik AG where, beginning in 1998, Dr. Dobner was head of systems development in the Gottwald segment. In July 2004, he was appointed chief technical officer of Gottwald Port Technology GmbH, Dusseldorf.

The members of senior management may be reached at the Company's business address.

No sanctions whatsoever for the breach of domestic or foreign provisions under criminal or securities laws have been imposed upon members of senior management in the last five years and, in particular, no sanctions have been imposed due to fraudulent activities. The members of senior management have not been party to any bankruptcy or insolvency proceedings or liquidations in the last five years. No public charges and/or sanctions have been brought against or imposed upon senior management members in the last five years by regulatory authorities (including designated professional associations), nor has any court ever deemed them unfit for membership in an administrative, management or supervisory body of a given company or regarding their acting in the management or the conduct of affairs of a company.

As members of executive bodies of DCC HoldCo 3 (drei) GmbH and its subsidiaries or Gottwald HoldCo 3 (drei) GmbH and its subsidiaries (Dr. Dobner), respectively, Dr. Zipse and Dr. Dobner received an aggregate total compensation (including bonuses and benefits in kind) for the fiscal year 2004/2005 in the amount of €420,498.90.

For the benefit of the members of the senior management, the IFRS consolidated financial statements of the DCC HoldCo 3 Group as per September 30, 2005 as well as the IFRS consolidated Gottwald HoldCo 3 Group as per September 30, 2005 contain provisions for pension payments in the amount of €111,253.

The members of senior management currently do not directly hold any shares in the Company. Dr. Zipse is a limited partner of DCC Management Beteiligungs GmbH & Co. KG, which holds an 8.0% equity interest in the Company. Dr. Dobner is a limited partner of Gottwald Management Beteiligungs GmbH & Co. KG, which holds a 3.1% equity interest in the Company. The members of senior management are the beneficiaries of a matching stock program (see "*Shareholder structure and equity participation programs—Matching Stock Program*") and are entitled, in the context of the Offering, to subscribe for shares in the Company on a preferential basis.

To the extent that the members of senior management directly or indirectly hold shares in the Company, a special interest may exist based on this shareholding in addition to their employment agreement. Otherwise, the members of the Company's senior management have no conflicts of interest in terms of their private interests or other obligations in relation to the obligations towards Demag Cranes AG.

No family relationships exist among the members of the senior management themselves or with members of the management board or the supervisory board of the Company.

General shareholders' meeting

The general shareholders' meeting is held at the Company's registered office, in a city in the Federal Republic of Germany with more than 100,000 inhabitants or within a radius of 50 km of the Company's registered office. Each no-par share entitles one vote at the general shareholders'

meeting. There are no restrictions on voting rights. A voting right accrues only once the relevant contribution has been fully paid in.

Unless a different majority is required by law, resolutions are adopted by a simple majority of the votes cast at the adoption of the resolution and, where the law stipulates an equity majority in addition to the majority of votes cast, by a simple majority of the share capital represented at the adoption of the resolution. Under German stock corporation law, resolutions of fundamental importance require not only a majority of votes cast, but also a majority of at least three quarters of the share capital represented at the adoption of the resolution. Resolutions of fundamental importance include, in particular:

- any change of the object and purpose of the Company;
- capital increases excluding pre-emptive rights;
- capital decreases;
- the creation of authorized or contingent share capital;
- any merger, division, spin-off or split-up as well as the transfer of the Company's entire assets;
- the execution of inter-company agreements (in particular controlling and profit and loss pooling agreements);
- any change in the Company's legal form; and
- the dissolution of the Company.

The shareholders' general meeting may be called by the management board, the supervisory board or the shareholders holding an aggregate of 5% of the registered share capital. In the shareholders' forum of the electronic Federal Gazette (*Bundesanzeiger*), the shareholders or shareholder associations may invite other shareholders to call such meeting either jointly or by proxy. The supervisory board has to call a shareholders' general meeting if the well-being of the Company so requires. The annual general shareholders' meeting shall be held within the first eight months of each fiscal year. According to the Company's articles of association, shareholders who have registered on time may attend the general shareholders' meeting and exercise their voting rights. Registration at the Company must be effected at the address designated in the convening announcement no later than on the seventh day prior to the meeting. Registration must be in text form and be provided either in German or English. In addition, the shareholders must provide evidence of their eligibility to attend the general shareholders' meeting and to exercise their voting rights. In this respect, proof of their shareholding submitted in text form by the credit or financial institution maintaining the securities account shall be considered sufficient proof. This must be provided in German or English and must also be received by the Company no later than on the seventh day prior to the meeting.

Neither German law nor the Company's articles of association restrict the right of foreign shareholders or of shareholders who are not residing in Germany to hold shares or to exercise the voting rights attached thereto.

As a rule, the rights of shareholders may only be changed with the consent of the shareholders concerned. In the event that shares of a different class are created, the authorization of a special resolution adopted with a three quarter majority of the shareholders affected will be required, in addition to the three quarters majority to amend the articles of association. No deviations from the statutory provisions regarding the change of shareholder rights exist.

Corporate governance

The Company identifies with the objectives of the German Corporate Governance Code (hereinafter also referred to as the "Code"), namely the principles of transparent and responsible corporate management and control that are oriented towards enhancing the Company's value. The supervisory board and management board as well as all executive personnel and employees of the Demag Cranes Group are committed to furthering this objective. The management board of Demag Cranes AG assumes responsibility for the Group's compliance with the principles of the Corporate Governance Code.

The Company intends to largely meet the recommendations of the German Corporate Governance Code as amended on June 2, 2005. The particulars have yet to be coordinated between the management board and the supervisory board. At this stage, the Company plans not to follow the recommendations set forth under Section 5.4.7 and Section 3.8 of the Code since the articles of association do not provide for any performance-based compensation components for supervisory board members and the D&O insurance policies do not provide for any deductible.

SHAREHOLDER STRUCTURE AND EQUITY PARTICIPATION PROGRAMS

Shareholder structure

The following table presents the names of the shareholders and their respective equity interests in the Company's share capital prior to the Offering as well as after completion of the Offering and assuming full placement of the Offering and full exercise of the Greenshoe Option.

	Shareholding			
	Prior to the Offering		After completion of the Offering	
Name of Shareholder	**No-par shares**	**in %**	**No-par shares**	**in %**
DCC Luxembourg 2 S.à r.l.[1]	9,906,800	46.8	3,863,683	18.3
Gottwald Luxembourg 2 (b) S.à r.l.[1]	8,906,883	42.1	0	0.0
DCC Management Beteiligungs GmbH & Co. KG[2]	1,696,000	8.0	1,696,000	8.0
Gottwald Management Beteiligungs GmbH & Co. KG[2]	663,310	3.1	663,310	3.1
Free float	0	0	14,950,000	70.6
Total	**21,172,993**	**100.0**	**21,172,993**	**100.0**

(1) DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2(b) S.à r.l. are corporations organized under the laws of Luxembourg that are (indirectly) wholly owned by Demag Holding S.à r.l. Demag Holding S.à r.l. is indirectly controlled by private equity investment funds, which are advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") (KKR *European Fund, Limited Partnership, KKR 1996 Fund (Overseas), Limited Partnership*, as well as KKR Partners (International), Limited Partnership). Such funds collectively and indirectly hold 81% of the shares in the Demag Holding S.à r.l. In addition, Siemens AG, Berlin and Munich, has an equity interest in Demag Holding S.à r.l. (19%).

(2) DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG are investment vehicles through which executive employees of Demag Cranes (predominantly in Germany), including members of the Company's management board, hold an indirect equity interest in the Company in accordance with the provisions of the Management Equity Participation Plan ("MEP").

Depending on the size of the placement of the Offering and/or the exercise of the Greenshoe Option, the Selling Shareholders may still own 30% of the shares of the Company after completion of the Offering.

Matching Stock Program

Upon termination of the Management Equity Participation Plan (see also "*Business transactions and legal relationships with related parties—Management Equity Participation Program*"), a so-called Matching Stock Program ("MSP") was introduced in connection with the Company's initial public offering. Approximately 65 executive employees of the Company and its direct and indirect subsidiaries are eligible to participate in the MSP. This includes the Company's management board members. The objective of the MSP is to offer a capital market oriented incentive program to the management of the Company and its direct and indirect subsidiaries.

Pursuant to the terms of the MSP, each MSP participant is obliged to purchase shares in the Company ("MSP shares") from his/her own funds within the context of the MSP up to an individually prescribed maximum investment amount (which may not exceed an aggregate amount of €2.0 million for all MSP participants). The management board has the option, in addition to its investment at the beginning of the MSP, to place 12 months after the start of the MSP more MSP shares into the MSP which may be contributed from from the Management Equity Participation Plan (see "*Business transactions and legal relationships with related parties—Management Equity Participation Program*"). All MSP shares will be deposited in a blocked securities account for the benefit of the MSP participant, where they will be blocked for the duration of his/her participation in the MSP. Every twelve months, and on five occasions in total, the Company will allocate each MSP participant up to 6 virtual, so-called phantom shares, per MSP share. In the event that certain exercise hurdles have been achieved, the phantom shares can be "exercised" two years after their allocation. These exercise hurdles are linked to the development of the Company's share price since the allocation of the relevant phantom shares. If the phantom shares are not exercised within seven years after the commencement of the MSP, they will lapse.

If the phantom shares are exercised upon achievement of the performance hurdles, the Company, after withholding wage taxes and other contributions, will provide the MSP participant with compensation in the amount of the difference between (a) the market price of the Company's shares at the time the relevant phantom shares are exercised and (b) the sum of the market price of the Company's shares at the time the phantom shares were allocated and the exercise hurdle of 10%. Thus, the costs that the Company bears for the MSP will increase in line with an increase in the Company's share price in the relevant time period. MSP participants are obliged to use the compensation amount for the purchase of additional Company shares and have authorized the Company to undertake this purchase (on behalf and for the account of the MSP participants). The Company will purchase the shares required for this purpose on behalf and for the account of the MSP participants on the stock market. MSP participants may freely dispose of their shares two years after these shares have been booked to the blocked securities account.

Should a MSP participant cease to be employed by the Company or one of its direct or indirect subsidiaries before the end of the term of the MSP, any and all claims to phantom shares not yet allocated will lapse. Under certain circumstances phantom shares that have already been allocated but not yet exercised will be settled commensurately.

BUSINESS TRANSACTIONS AND LEGAL RELATIONSHIPS WITH RELATED PARTIES

Management Equity Participation Program

With regard to the Company, agreements on management equity participation (the "Management Equity Participation Agreements") exist which will be terminated effective on the first day of trading in the Company's shares on the stock exchange. This includes a "Shareholders and Co-Investment Agreement Regarding the Implementation of a Management Equity Program for the DCC-Group" agreed upon on November 26, 2003 and an "Investment Agreement for Certain Managers of the DCC-Group" dated July 22, 2005. The parties to both of these agreements were, in addition to individual managers of the DCC HoldCo 3-Group, Demag Holding S.à r.l., Demag Investments S.à r.l., DCC Luxembourg 2 S.à r.l., the Company as well as DCC Management Beteiligungs GmbH & Co. KG, its general partner Demag Management Equity Participation Verwaltungs GmbH, and its limited partner Demag MEP Beteiligungs GmbH. Furthermore, a "Shareholders and Co-Investment Agreement Regarding the Implementation of a Manager Equity Program for the Gottwald-Group" was concluded on July 8, 2004 between individual managers of the Gottwald HoldCo 3-Group, Demag Holding S.à r.l., Demag Investments S.à r.l., Gottwald Luxembourg 2 (b) S.à r.l., the Company, Gottwald Management Beteiligungs GmbH & Co. KG, Demag Management Equity Participation Verwaltungs GmbH and Demag MEP Beteiligungs GmbH.

In connection with the conclusion of the Management Equity Participation Agreements, executive employees of the Company and affiliated companies acquired limited partnership shares in DCC Management Beteiligungs GmbH & Co. KG or Gottwald Management Beteiligungs GmbH & Co. KG or in both limited partnerships. The general partner of DCC Management Beteiligungs GmbH & Co. KG and of Gottwald Management Beteiligungs GmbH & Co. KG is Demag Management Equity Participation Verwaltungs GmbH, 100% of which is owned by Demag Investments S.à r.l. The general partner holds no equity interest in DCC Management Beteiligungs GmbH & Co. KG or Gottwald Management Beteiligungs GmbH & Co. KG.

DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG were established for the purpose of pooling manager participations in one of these companies and have acquired shares in the Company. DCC Management Beteiligungs GmbH & Co. KG holds 1,696,000 shares in the Company, which corresponds to a participation of 8.0%. Gottwald Management Beteiligungs GmbH & Co. KG holds 663,310 shares in the Company, corresponding to a participation of 3.1%. In addition to the managers, Demag MEP Beteiligungs GmbH, a 100% subsidiary of Demag Investments S.à r.l., is a limited partner in DCC Management Beteiligungs GmbH & Co. KG and in Gottwald Management Beteiligungs GmbH & Co. KG. Demag MEP Beteiligungs GmbH holds 10.7% of the limited partnership shares in DCC Management Beteiligungs GmbH & Co. KG and 19.4% of the limited partner shares of Gottwald Management Beteiligungs GmbH & Co. KG. In particular, the purpose of this participation on the part of Demag MEP Beteiligungs GmbH was to reserve limited partnership shares for any managers who might join later.

The shares held by DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG belong, from an economic perspective, to the managers in accordance with the amount of their respective participations in the limited partnership. This does not include the small number of shares which are attributable to the minority shareholding of Demag MEP Beteiligungs GmbH in DCC Management Beteiligungs GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG. These shares economically belong to Demag MEP Beteiligungs GmbH.

After expiration of the lock-up period applicable for the respective limited partnerships (see "*The Offering—Lock-up agreement*"), the managers are entitled to require that DCC Management Beteiligungs GmbH & Co. KG or Gottwald Management Beteiligungs GmbH & Co. KG sell the shares beneficially attributable to them and corresponding to the amount of their participations in the limited partnership through the stock exchange or transfer the shares to them. This follows from the partnership agreement of both limited partnerships.

Upon termination of the Management Equity Participation Agreements, the parties agreed that the Company shall continue to bear the administrative costs for both limited partnerships until expiration of the lock-up agreement or until Demag MEP Beteiligungs GmbH and Demag Management Equity Participation Verwaltungs GmbH leave DCC Management Beteiligungs

GmbH & Co. KG and Gottwald Management Beteiligungs GmbH & Co. KG, whichever takes place later.

Contracts with Siemens AG and with companies affiliated with Siemens AG

Siemens AG, Berlin and Munich, has a direct participation of 19% in the share capital of Demag Holding S.à r.l., Luxembourg. Demag Holding S.à r.l itself indirectly controls DCC Luxembourg 2 S.à r.l. and Gottwald Luxembourg 2 (b) S.à r.l, the current principal shareholders of the Company. There existed and currently exist various contracts on customary market terms between companies of the Demag Cranes Group and of the Siemens Group.

Production, delivery and servicing of geared motors

On April 30, 2002, Siemens AG and Demag Cranes & Components GmbH agreed to cooperate in the production of geared motors. Demag Cranes & Components GmbH purchased motors at fixed terms and conditions from Siemens AG and assembled these with its own gears into Siemens geared motors, inspected them and distributed them to end-customers. The framework agreement was dissolved effective January 31, 2005 pursuant to an agreement dated February 18, 2004. Demag Cranes & Components GmbH still produces a small number of Siemens geared motors on the basis of individual orders from Siemens AG. Since April 2002, Siemens AG has paid a total of approximately €3.6 million to Demag Cranes & Components GmbH, whereas during the same period Demag Cranes & Components GmbH paid approximately €1.8 million to Siemens AG for the purchase of the motors.

On September 12, 2002, Siemens AG and Demag Cranes & Components GmbH entered into a service agreement supplementing the framework agreement on Siemens geared motors dated April 30, 2002, with which Demag Cranes & Components GmbH was authorized, inter alia, to provide repair and services for the contract products. The agreement took effect on September 12, 2002, and ends in the year 2007.

In an additional framework agreement of July 4/17, 2001, Siemens Dematic AG, Nuremberg, purchased geared motors from Demag Cranes & Components GmbH. Two major projects (relating to the Paris airport in 2001 and the Madrid airport in 2002), among others, as well as additional individual deliveries were conducted under this contract. The framework agreement was terminated as of December 31, 2004, and the warranties under both projects run until December 31, 2006 and August 4, 2007, respectively. Demag Cranes & Components GmbH had total sales under the framework agreement of approximately €12.8 million in fiscal year 2002/2003, €4.3 million in fiscal year 2003/2004 and €3.3 million in fiscal year 2004/2005.

IT service agreements

There is an agreement in place between Siemens Business Services GmbH & Co. OHG, Essen, and Demag Cranes & Components GmbH with regard to the operation of EDI (electronic data interchange) processes. Siemens Business Services GmbH & Co. OHG has received payments of €101,671 in this field since 2002.

Under a service agreement with Siemens Dematic AG, Nuremberg, dated August 30, 2002, Demag Cranes & Components GmbH, acting as the legal successor to Demag Cranes & Components GmbH & Co. KG, has provided support services in the fields of personnel management, personnel accounting and systems management as well as in initial and continued training. The scope of the services under the contract was continuously reduced. Demag Cranes & Components GmbH received a low seven digit amount in fiscal year 2002/2003 which was reduced by fiscal year 2004/2005 to an amount in the lower five digit range. The contract was terminated at the beginning of 2006.

Other contracts

There is a service agreement between Demag Cranes & Components GmbH and Siemens AG dated July 10, 2001 for the implementation of the obligations under company pension plans of Demag Cranes & Components GmbH as well as its subsidiaries and companies in which it holds participations. Siemens AG administers the existing pension plan entitlements of the "*Essener*

Verband" and administers new pension entitlements. Siemens AG receives an annual payment of approximately €21,000 under this contract.

Demag Cranes & Components AG, Dietlikon (Switzerland) delivered certain components worth approximately €139,500 to Siemens AG, Salzburg (Austria) under a contract from February 2006 for the purpose of modernizing equipment. Furthermore, Gottwald Port Technology GmbH purchased switches and additional components worth €7,136 from Siemens AG under a contract dated December 21, 2005.

There is a license agreement with Mannesmann Demag Krauss-Maffei AG (MDKM), a subsidiary of Siemens AG, with respect to the trademark "Demag" (see "*Business activities—Research and development, patents, licenses and trademarks*").

Demag Cranes & Components SpA, Agrate Brianza (Italy) rents premises from Siemens Dematic SpA, Agrate Brianza (Italy) for an annual rent of currently around €150,000.

The Demag Cranes Group companies have also supplied cranes and components (including services and geared motors) to companies of the Siemens Group for a total value of approximately €27.0 million in fiscal year 2002/2003, approximately €10.6 million in fiscal year 2003/2004 and approximately €7.8 million in fiscal year 2004/2005.

Contracts with Demag Holding S.à r.l. and affiliates of Demag Holding S.à r.l.

In addition to the companies in the present Demag Cranes Group, Demag Holding S.à r.l has other subsidiaries. These include DCC Luxembourg 2 S.à r.l., Luxembourg, and Gottwald Luxembourg 2 (b) S.à r.l., Luxembourg, which are held 100% (indirectly) by Demag Holding S.à r.l as well as Demag Finance S.à r.l., Luxembourg, and Demag Mezz S.à r.l., Luxembourg. Demag Investments S.à r.l., Luxembourg, is a direct 100% subsidiary of Demag Holding S.à r.l. Furthermore, the companies of the mpm group and the Argillon group are indirectly majority owned subsidiaries of Demag Holding S.à r.l.

The shares in Demag Holding S.à r.l. are held 81% indirectly by Sunrise Investments (European Fund), Limited Partnership, and by Sunrise Investments (1996 Fund), Limited Partnership (both investment vehicles of funds advised by KKR), as well as 19% directly by Siemens AG.

Companies of the Demag Cranes Group maintain or maintained, as the case may be, the following listed contractual relationships with these companies and Demag Holding S.à r.l. on customary market terms.

Contribution agreement

With regard to the contribution agreement between the Company, Gottwald Luxembourg 2 (b) S.à r.l. and Gottwald Management Beteiligungs GmbH & Co. KG, see "*Material contracts—Other material contractual relationships—Contribution agreement dated May 18, 2006*".

Loan agreements

In the course of the acquisition of the Demag Cranes Group and other companies (inter alia, the mpm group and the Argillon group) by private equity investment funds advised by KKR – which indirectly hold 81% of the shares in Demag Holding S.à r.l – from Siemens AG, a comprehensive refinancing of all acquired companies was implemented pursuant to contracts dated September 24, 2002. In this context, various loan agreements were concluded between companies of the Demag Cranes Group and affiliates. Under a fixed interest-bearing loan note ("Vendor Loan Note") Siemens AG granted funds totaling approximately €120 million to DCC HoldCo 4 (vier) GmbH and Gottwald HoldCo 4 (vier) GmbH. Furthermore, Sunrise Investments (European Fund), Limited Partnership, Sunrise Investments (1996 Fund), Limited Partnership and Siemens AG provided funds originally in the amount of €3.3 million to DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG) and in an amount of €730,000 (increased to €830,000 in August 2003) to Gottwald HoldCo 3 (drei) GmbH (the "MEP-Loans"). Argillon GmbH, Redwitz, which is an indirect majority-owned subsidiary of Demag Holding S.à r.l., and Stabilus HoldCo 6 (sechs) GmbH, Dusseldorf (at that time an indirect majority-owned subsidiary of Demag Holding S.à r.l., which then was merged in May 2005 into Stab Dritte Holding GmbH, Koblenz, a company not affiliated with Demag Holding S.à r.l.), borrowed approximately €14.6 million (including a short-term loan of €5.0 million to Stabilus

HoldCo 6 (sechs) GmbH with a m from January 27, 2003 until February 24, 2003) from Demag Cranes & Components GmbH. se loans were repaid in full by July 11, 2003. DCC Luxembourg 2 S.à r.l. provided tional funding in the amount of €65.0 million to DCC HoldCo 3 (drei) GmbH (the present day D ag Cranes AG), while Gottwald HoldCo 3 (drei) GmbH received a loan in the amount of €15.0 mi n from Gottwald Luxembourg 2 (b) S.à r.l. (the "Vanilla Loan"). In addition, Gottwald Port Techn gy GmbH received an amount of €7.0 million in June 2003 from Argillon GmbH, which was repa n July/August 2003.

Between February 2004 ar the implementation of the existing financing in January 2005, other refinancing measures took ace with regard to the acquired companies. The Vendor Loan Note, which was originally due for repayment on September 24, 2013, was repaid prematurely in February 2004, and the MEP-Loans were repaid at the end of August 2004. In February 2004, Gottwald HoldCo 4 (vier) GmbH also took out a loan in the amount of €5.1 million from Omnetica Investment Ltd., Hull, Great Britain, which at the time was an indirect, majority owned subsidiary of Demag Holding S.à r.l., which loan was repaid in August 2004. Demag Cranes & Components GmbH received loans from Argillon GmbH (€8.0 million), Omnetica Investment Ltd. (€24.4 million), Demag Finance S.à r.l. (€50.0 million) and Landis + Gyr Group GmbH, Nuremberg, previously an indirect majority owned subsidiary of Demag Cranes Holding S.à r.l. (€18.0 million) all of which were fully repaid in September 2004. The Vanilla Loan to DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG) was contributed to its equity capital reserve on June 30, 2004. Gottwald HoldCo 3 (drei) GmbH repaid the Vanilla Loan in January 2005 in connection with the implementation of the existing financing. Further, there were extensive loan relationships with Demag Mezz S.à r.l. and Demag Finance S.à r.l. under which – comparable with the present financing – primarily bank loans were passed on to the companies of the Demag Cranes Group by way of shareholder loans, including a €11.0 million loan to Demag Cranes & Components spol. s.r.o., Slany (Czech Republic), which was repaid in February 2006.

At the end of September 2004, Stabilus B.V., Amsterdam (The Netherlands), a 100% indirect subsidiary of Demag Holding S.à r.l., granted a loan in the amount of €103.6 million to DCC HoldCo 5 (fünf) GmbH and a loan in the amount of €10.2 million to Gottwald Port Technology GmbH. On December 14, 2004, DCC Luxembourg 2 S.à r.l. made a payment through Stabilus B.V. in the amount of €100.0 million to the capital reserves of DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG). The funds freed up through this were passed on to DCC HoldCo 5 (fünf) GmbH, which repaid the loan from Stabilus B.V. in this amount. The remaining amount of the loan was repaid to Stabilus B.V. in the course of implementing the current financing in January 2005. Stabilus B.V. assigned its claim against Gottwald Port Technology GmbH to Demag Finance S.à r.l.

Likewise, in the course of the refinancing activities in January 2005, Gottwald Port Technology GmbH repaid an outstanding loan (including accrued interest) of €31.6 million to Demag Mezz S.à r.l. Loans on the part of Gottwald Port Technology GmbH totaling approximately €9.7 million and on the part of DCC HoldCo 5 (fünf) GmbH of approximately €69.5 million were repaid to Demag Finance S.à r.l.

Any amounts still outstanding under loan agreements with related parties will be repaid upon settlement of the sale of Offered Shares.

Gottwald Port Technology GmbH granted a loan of €10,226 to Mr. Dirk Kießling, Board Member of Demag Cranes AG, by means of a contract dated October 21, 1999. The loan was repaid in full in April 2006.

Existing financing

With regard to the contracts in connection with the existing financing of the Demag Cranes Group see "*Material contracts—Other material contractual relationships—Financing agreements*".

Cash pooling

The companies of the Demag Cranes Group in Germany, France, Great Britain, Italy and Spain, together with the Argillon group and the mpm group, participate in a multi-level cash pooling system (for Euro and British Pounds) with Commerzbank AG, whereby the cash pool is conducted through mannesmann plastics machinery GmbH, Munich (the "Cash Pool Leader"), an indirect, majority owned subsidiary of Demag Holding S.à r.l. On each value date, the account balances of

the respective subsidiaries in the cash pool are transferred to the account of the intermediate holding company DCC HoldCo 5 (fünf) GmbH (zero balancing), whose accounts as well as the accounts of Gottwald Port Technology GmbH are, in turn, settled with the Cash Pool Leader. The total cash pool is covered by a line of credit in the amount of €10.0 million provided by Commerzbank AG under the existing financing. Furthermore, there is a cash pool (for U.S. dollars) maintained with JP Morgan Chase Bank NA, New York (United States) and London (Great Britain) for the U.S. companies, which is also conducted through the Cash Pool Leader. The accounts of the U.S. companies are settled with the account of Demag Cranes & Components GmbH up to a certain base amount (target balancing), and Demag Cranes & Components GmbH then transfers its account balances to the Cash Pool Leader (zero balancing). It is intended that the companies of the Demag Cranes Group will withdraw from both cash pools in June 2006 in connection with the Company's initial public offering.

Intra Group Agreement

In the context of the acquisition of the present Demag Cranes Group and other companies by Demag Holding S.à r.l. from Siemens AG, on September 23, 2002, a so-called "Intra Group Agreement" was concluded between Demag Holding S.à r.l. and originally 46 intermediate companies of Demag Holding S.à r.l. (the "Holding Companies"). The acquisition structure, the internal financing and the repayment of financial liabilities from the group being acquired were laid down in the Intra Group Agreement. Furthermore, it was agreed that certain shares in the companies acquired from Siemens AG as well as their assets and liabilities would be transferred to the Holding Companies instead of Demag Holding S.à r.l. The aforementioned Intra Group Agreement and a so-called "Clarification Agreement" further provide which rights the Holding Companies and Demag Holding S.à r.l. have in the internal relationship, especially towards Siemens AG. The respective Holding Companies making the acquisition have the right to require Demag Holding S.à r.l., as purchaser, to assert rights and claims under the purchase agreement against Siemens AG, which economically concern the Holding Companies. Demag Holding S.à r.l. is obligated to forward all payments it receives from Siemens AG in this context to the respective Holding Company. The Holding Companies have, in turn, authorized Demag Holding S.à r.l. to process all relevant claims, set them off or waive them vis-à-vis Siemens AG. All companies of the Demag Cranes Group will cease to be parties to this agreement upon the listing of the shares in the Company.

Agreements with Demag Dienstleistungs GmbH

Pursuant to a contract dated October 1, 2003 entered into between Demag Cranes & Components GmbH and Demag Dienstleistungs GmbH, Dusseldorf, an indirect 100% subsidiary of Demag Holding S.à r.l., Demag Dienstleistungs GmbH assumed the administration of the compensation of the managing directors of Demag Cranes & Components GmbH and also provided consultancy services regarding structuring and strategic issues. Demag Dienstleistungs GmbH purchased such consultancy services from the managing directors of various subsidiaries of Demag Holding S.à r.l., including the managing directors of DCC HoldCo 3 (drei) GmbH, as described below. Pursuant to a contract dated September 30, 2003, Demag Dienstleistungs GmbH took over the administration of the compensation for managing directors of Gottwald Port Technology GmbH as well. The compensation for Demag Dienstleistungs GmbH for administration services consists in each case of a surcharge of 5% to the costs it incurs. Demag Dienstleistungs GmbH was reimbursed for costs incurred in connection with consultancy services. Demag Dienstleistungs GmbH has assumed the processing of the compensation for the members of the management board of Demag Cranes AG commencing in May 2006. Mr. Harald Joachim Joos, member of the management board of Demag Cranes AG, concluded a consulting agreement with Demag Dienstleistungs GmbH dated November 28/29, 2003 pursuant to which he advised Demag Dienstleistungs GmbH on general corporate structuring and strategic issues. Mr. Klaus Moll, Dr. Thomas Zipse and Dr. Horst J. Heiber, all former managing directors of DCC HoldCo 3 (drei) GmbH (the present day Demag Cranes AG), and Mr. Alfred Hack, member of the supervisory board of Demag Cranes AG, also provided consulting support to Demag Dienstleistungs GmbH in this field pursuant to contracts dated January 7, 2003, March 30/April 6, 2004, May 1/11, 2005 and March 21/23, 2005. The contract with Mr. Moll was terminated on November 30, 2003; the contract with Mr. Hack on September 30, 2004. The other contracts ended on April 30, 2006. In fiscal year

2004/2005, Demag Dienstleistungs GmbH paid fees under the aforementioned consultancy agreements totaling approximately €1.4 million.

There is also a service agreement for motor vehicle leasing dated April 30, 2004 between Demag Dienstleistungs GmbH and Demag Cranes & Components GmbH. Demag Cranes & Components GmbH assumes all tasks for Demag Dienstleistungs GmbH which arise as a result of providing motor vehicles by Demag Cranes & Components GmbH to Demag Dienstleistungs GmbH. Demag Cranes & Components GmbH receives a one time lump sum servicing charge of €780 for each vehicle leased.

Other contracts

Since the year 2003, a so-called "Inter-company Service Agreement" existed between DCC Luxembourg 2 S.à r.l. and Demag Cranes & Components GmbH. Under this agreement, DCC Luxembourg 2 S.à r.l. provided certain services to Demag Cranes & Components GmbH, including consulting and support in general commercial matters as well as with respect to financing matters, of corporate strategy, bookkeeping and accounting, third-party financing and in the fields of legal and tax advice. In addition, a D&O insurance was made available. The contract expires at the end of the month in which the shares in the Company are first listed. DCC Luxembourg 2 S.à r.l. has received payments totaling approximately €4.4 million up to March 2006.

Gottwald Port Technology GmbH and its subsidiaries (see "*Information on Demag Cranes AG—Structure of the Demag Cranes Group*") were subsidiaries of Demag Holding S.à r.l. and sister companies of the present-day Demag Cranes AG prior to establishing the present-day structure of the Demag Cranes Group. Gottwald Port Technology GmbH, Dusseldorf, also concluded an "Inter-company Service Agreement" with Gottwald Luxembourg 2 (b) S.à r.l., Luxembourg, an indirect subsidiary of Demag Holding S.à r.l., on March 7/20, 2003. The contract expires at the end of the month in which the shares in the Company are first listed. Gottwald Luxembourg 2 (b) S.à r.l. received total payments under the contract of approximately €1.3 million until March 31, 2006.

The companies of the Demag Cranes Group are included in an excess liability insurance through Demag Holding S.à r.l. entered into by KKR. By March 31, 2006, Demag Holding S.à r.l. had received reimbursements for related premium payments totaling approximately €99,700, with another reimbursement in the amount of €212,500 outstanding.

In a maintenance agreement dated February 17, 2003, DCC Luxembourg 2 S.à r.l. and Gottwald Port Technology GmbH agreed that Gottwald Port Technology GmbH would install and maintain required operating software as well as any hardware at DCC Luxembourg 2 S.à r.l. in consideration of a monthly fee. DCC Luxembourg 2 S.à r.l. paid a total amount of approximately €234,900 under this contract by the end of March 2006.

mannesmann plastics machinery GmbH, Munich (previously MPM Consulting & Services GmbH, Munich), provides treasury services to Demag Cranes & Components GmbH under a contract dated September 10/24, 2003. The corresponding services are rendered in cooperation of the treasury team of Demag Cranes with employees of the treasury team of mannesmann plastics machinery GmbH. On January 31, 2005, DCC HoldCo 5 (fünf) GmbH, the sole parent company of Demag Cranes & Components GmbH, joined the agreement as a party receiving services. From fiscal year 2002/2003 to March 2006, mannesmann plastics machinery GmbH received payments under this agreement from Demag Cranes & Components GmbH and DCC HoldCo 5 (fünf) GmbH in a total amount of €951,801. Gottwald Port Technology GmbH is also supported by mannesmann plastics machinery GmbH with regard to treasury services under a contract dated September 10/October 17, 2003 and paid amounts of €255,726 in this context from fiscal year 2002/2003 until March 2006. The contracts will expire at the end of the month in which the shares in the Company are first listed.

A consulting agreement dated July 1, 2003 exists between Gottwald Port Technology GmbH and Demag Cranes & Components Ltda., Sao Paulo (Brazil). Demag Cranes & Components Ltda. supports and advises Gottwald Port Technology GmbH in financing and marketing issues in the Brazilian market. Gottwald Port Technology GmbH has made payments under this contract between October 2003 and September 30, 2005 in the amount of approximately €1.0 million.

In addition, Gottwald Port Technology GmbH concluded an agency agreement on August 1, 2003 with Demag Cranes & Components Corp., Cleveland (United States), for mobile harbor cranes

and related services in the territory of the United States and Canada as well as in the Caribbean and Central America. Except in special cases, the sale of the products is carried out by Demag Cranes & Components Corp. in its own name and for its own account. Gottwald Port Technology GmbH paid approximately €2.4 million to Demag Cranes & Components Corp. from fiscal year 2002/2003 to the end of March 2006, while it received from Demag Cranes & Components Corp. approximately €3.5 million in fiscal year 2002/2003, approximately €3.3 million in fiscal year 2003/2004, approximately €14.9 million in fiscal year 2004/2005 and approximately €9.0 million since then until the end of March 2006.

Furthermore, an agency agreement exists with Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai (China), and Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China), under which the companies support the distribution of the products of Gottwald Port Technology GmbH in China. In consideration, Gottwald Port Technology GmbH reimburses the resulting costs of €285,189 from fiscal year 2002/2003 through March 2006.

On the basis of a contract dated July 23, 2004, Kranservice Rheinberg GmbH, Rheinberg, an indirect subsidiary of Demag Cranes AG, has provided customer services in the area of customer service in Germany and in other European countries for Gottwald Port Technology GmbH. This includes, inter alia, repair works for all container transport vehicles produced by Gottwald Port Technology GmbH and occasionally mobile harbor cranes, including the respective control elements. The parties have agreed on hourly/daily rates and price conditions as well as any surcharges. Until March 31, 2006, Kranservice Rheinberg GmbH received €669,264 under this contract.

In its usual course of business Demag Cranes & Components GmbH also delivered cranes and components (including services) to Gottwald Port Technology GmbH in the years from 2002 until the end of March 2006 having a total value of approximately €2.9 million and to Argillon GmbH, Redwitz, at a total value of €73,303.

Contracts with MHE-Demag (S) Pte. Ltd.

MHE-Demag (S) Pte. Ltd., Singapore (Singapore), is a joint venture in which Demag Cranes AG and Jebsen & Jessen (S.E.A.) Pte. Ltd., Singapore (Singapore), each hold 50%. There is an agency agreement between MHE-Demag (S) Pte. Ltd. and Demag Cranes & Components GmbH dated December 20, 1991 and January 9, 1992 and a production agreement dated September 7/11, 2000.

MHE-Demag (S) Pte. Ltd. is entitled and obligated under the agency agreement to represent the interests of Demag Cranes & Components GmbH in the fields of cranes and hoists in the area of Singapore, Malaysia, Indonesia, Thailand, the Philippines, Brunei, Vietnam, Cambodia, Laos and East Timor. In this context, products are either acquired in the own name and for the own account or they are sold in the name of and for the account of Demag Cranes & Components GmbH. Under the agency agreement, sales of approximately €10.1 million were generated in fiscal year 2002/2003, approximately €10.3 million in fiscal year 2003/2004, approximately €13.4 million in fiscal year 2004/2005 and in the current fiscal year until mid-April 2006 approximately €6.3 million.

Under the production agreement, Demag Cranes & Components GmbH authorized MHE-Demag (S) Pte. Ltd. to produce and distribute cranes and hoists in the above mentioned areas. Demag Cranes & Components GmbH provides the documentation necessary against payment of a fee. MHE-Demag (S) Pte. Ltd. is required to use certain components from Demag Cranes & Components GmbH in the production of the products. The contract can be terminated by giving at least 24 months notice, but no earlier than December 31, 2007. The production agreement can be terminated independently of the agency agreement. If the agency agreement is terminated, the notice of termination will also apply to the production agreement. In case of a material change with regard to the shareholder under the shareholder's agreement with Jebsen & Jessen (S.E.A.) Pte. Ltd. (see also "*Material contracts—Other material contractual relationships—Shareholder's agreement with Jebsen & Jessen (S.E.A.) Pte. Ltd. with regard to the participation in MHE-Demag (S) Pte. Ltd., Singapore*"), a two-year notice period applies for both contracts.

Since January 2003, Gottwald Port Technology GmbH has also been maintaining an agency agreement with MHE-Demag (S) Pte. Ltd. for Singapore, the Philippines and Brunei. Under this agreement, MHE-Demag (S) Pte. Ltd. is required to represent the interests of Gottwald Port

Technology GmbH in the designated area with regard to mobile harbor cranes as well as related replacement parts and services. In addition, MHE-Demag (S) Pte. Ltd. acts as an intermediate dealer and supports Gottwald Port Technology GmbH in its marketing activities, in delivering products and receivables management. Gottwald Port Technology GmbH pays a fixed monthly amount of €25,000 as compensation for this ongoing engagement. Gottwald Port Technology has already paid a total of approximately €1.1 million under this contract.

Agency contract with E.A. Juffali & Bros.

E.A. Juffali & Bros., Saudi Arabia, previously held approximately a 29% interest in Demag Cranes & Components Holdings Ltd., Dubai (UAE), a subsidiary of Demag Cranes & Components GmbH. An agency agreement dated April 1/14 1993 existed between Demag Cranes & Components GmbH and E.A. Juffali & Bros. under which E.A. Juffali & Bros. represented the interests of Demag Cranes & Components GmbH in the field of cranes and hoists in, among other countries, Saudi Arabia. Under this contract, products are either acquired in E.A. Juffali & Bros.' name and for E.A. Juffali & Bros.' account or products are sold in the name of and for the account of Demag Cranes & Components GmbH. Under a contract dated March 27, 2006, Demag Cranes & Components (Middle East) FZE (Dubai), a wholly owned direct subsidiary of Demag Cranes & Components Holdings Ltd., has assumed all rights and obligations of Demag Cranes & Components GmbH under the agency agreement. Between October 1, 2002 and the end of March 2006, approximately €3.3 million was paid by E.A. Juffali & Bros. to Demag Cranes & Components GmbH or Demag Cranes & Components (Middle East) FZE, respectively.

Loan agreement with TBA International Holding B.V.

TBA International Holding B.V., 's-Gravenhage (The Netherlands), which is a co-shareholder in TBA B.V., Delft (The Netherlands) holding 30.22%, granted this latter company an interest-bearing loan in the amount of €300,000 at an annual interest rate of 4% commencing on January 1, 2006 under an agreement dated February 28, 2006. The loan is due for repayment together with interest on June 30, 2006.

INFORMATION ABOUT THE CAPITAL OF DEMAG CRANES AG

Share capital and shares

Demag Cranes AG's registered share capital currently amounts to €21,172,993. The share capital is divided into 21,172,993 bearer shares with no par value, each representing a current notional share in the share capital of €1.00. The share capital of the Company has been fully paid in.

Each share entitles the holder to one vote at the Company's General Shareholders' Meeting. There are no restrictions on voting rights. The shares carry full dividend rights as from October 1, 2005, i.e. for the entire fiscal year 2005/2006 and all subsequent fiscal years. If the Company is liquidated or dissolved, the Company's remaining assets after fulfillment of all liabilities will be distributed to the shareholders in accordance with their share in the share capital.

The management board stipulates the form of share certificates and dividend and renewal certificates. Global certificates may be issued. Pursuant to § 5 (1) of the Company's articles of association, shareholders are not entitled to receive physical share certificates for their respective shareholding.

The Company's share capital is represented as follows:

Serial no.:	Certificate type	Number
000,000,001 to 021,172,993	Global certificate	21,172,993

The Company and its subsidiaries do not currently hold any Demag Cranes AG shares.

Development of the share capital since October 1, 2002

The Company's share capital was increased to its current amount of €21,172,993 in several stages: Upon formation, the nominal capital of DCC HoldCo 3 (drei) GmbH was €25,000. Pursuant to a shareholders' resolution adopted on May 22, 2003 and registered in the commercial register on July 3, 2003, the nominal capital of DCC HoldCo 3 (drei) GmbH was increased from capital reserves by €1,306,350, from €25,000 to €1,331,350. Pursuant to a shareholders' resolution adopted on November 27, 2003 and registered in the commercial register on March 31, 2004, the nominal capital was increased against cash contributions by €119,000, from €1,331,350 to €1,450,350. Pursuant to a shareholders' resolution adopted on April 28, 2006 and registered in the commercial register on May 5, 2006, the Company's nominal capital was increased from capital reserves by €10,152,450 from €1,450,350 to €11,602,800.

Following the Company's conversion to a stock corporation, its share capital was increased against in-kind contributions pursuant to a shareholders' resolution adopted on May 18, 2006 and registered in the commercial register on June 1, 2006 by €9,570,193, from €11,602,800 to €21,172,993. Mandated by the competent Local Court of Hagen, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, acting as post-formation and contribution in-kind auditor, confirmed in its audit report dated May 17, 2006 that the value of the contribution in-kind in form of the shares in Gottwald HoldCo 3 (drei) GmbH equals the nominal value of the share capital increase in the amount of €9,570,193. The new shares were subscribed by Gottwald Luxembourg 2 (b) S.à r.l. and Gottwald Management Beteiligungs GmbH & Co. KG pursuant to the contribution agreement dated May 18, 2006 (see "*Material contracts—other material contractual relationships—Contribution agreement dated May 18, 2006*") against contribution of all the shares in Gottwald HoldCo 3 (drei) GmbH.

Authorized capital

Pursuant to § 4 (5) of the articles of association, the management board is authorized, with the consent of the supervisory board, to increase the Company's share capital on one or more occasions until May 18, 2011 by up to a total amount of €10,586,496 by issuing new bearer shares with no par value, against cash and/or in-kind contributions. The new shares may be subscribed by one or more financial institutions determined by the management board, subject to the obligation that the shares are then offered to shareholders (indirect pre-emptive right).

The management board is authorized, with the consent of the supervisory board, to exclude shareholders' pre-emptive rights in the following cases:

a) in the case of capital increases against in-kind contributions, whereby shares are granted for the purpose of acquiring companies, parts of companies or equity interests in companies, and for the purpose of issuing shares to employees of the Company and its affiliates within the scope of the relevant statutory provisions;

b) to the extent necessary in order to grant holders of warrants and convertible bonds issued by the Company or its subsidiaries a right to subscribe for new shares in the amount to which they would be entitled if they were to exercise their option or conversion rights or after satisfaction of conversion or option obligations;

c) to exclude fractional amounts from the pre-emptive rights;

d) in the case of capital increases against cash contributions, provided that the amount to be paid for each new share ("issue price") is not substantially less (within the meaning of §§ 203 (1) and (2) and 186 (3) sentence 4 AktG) than the stock exchange price of already listed shares of the same class with the same features at the time the management board finally determines the issue price, and the proportion of share capital attributable to new shares that are subject to a pre-emptive rights exclusion does not exceed, in the aggregate, 10% of the share capital existing at the time the new shares are issued. Shares that are sold during the term of the authorized capital whereby pre-emptive rights are excluded in accordance with §§ 71 (1) no. 8 sentence 5 and 186 (3) sentence 4 AktG count towards this 10% threshold, as do shares in respect of which a conversion right or option or conversion obligation or warrant obligation exists under warrant bonds and/or convertible bonds that were issued upon the exclusion of pre-emptive rights in accordance with §§ 221 (4) and 186 (3) sentence 4 AktG in the period since this authorization came into force.

The management board is authorized, with the consent of the supervisory board, to determine the further details of the capital increase and its implementation, including the content of the rights attaching to shares and the conditions of the share issue.

Authorization to acquire own shares

A resolution was adopted at the general shareholders' meeting on May 18, 2006 to authorize the Company in accordance with § 71 (1) no. 8 AktG to acquire own shares as follows:

Subject to the following terms and for any lawful purpose within the scope of the applicable statutory restrictions, the management board is authorized to acquire own shares in an amount of up to 10% of the share capital following registration in the commercial register of the in-kind capital increase approved by the general shareholders' meeting on May 18, 2006, or up to 10% of the share capital existing at the time the above authorization is exercised, whichever amount is lower. The authorization will enter into effect on June 1, 2006 and will be valid until November 15, 2007. The authorization may be exercised by the Company, its group companies or by third parties acting on behalf of the Company or its group companies.

The shares will be acquired through the stock exchange by means of a public offering extended to all shareholders or by means of a public invitation to submit sales offers extended to all shareholders.

If the shares are acquired through the stock exchange, the consideration paid by the Company per share (excluding transaction costs) may not exceed or fall short of the average price of the Company's shares in the closing auction of Xetra trading (or any system replacing Xetra) on the Frankfurt Stock Exchange during the three trading days preceding the obligation to acquire the shares by more than 5%.

If the shares are acquired by way of a public offering, the consideration paid by the Company per share (excluding transaction costs) may not exceed or fall short of the average price of the Company's shares in the closing auction of the Xetra trading system (or any system replacing Xetra) on the Frankfurt Stock Exchange from the sixth to the third trading day prior to publication of the offering by more than 15%.

If the shareholders are invited to submit sales offers, the consideration paid by the Company per share (not including transaction costs) may not exceed or fall short of the average price of the Company's share in the closing auction of the Xetra trading system (or any system replacing Xetra) on the Frankfurt Stock Exchange during the last three trading days prior to acceptance of the sales offers by more than 15%.

If a public offering or a public invitation to submit sales offers is over-subscribed, acceptance shall be proportionate to each shareholder's current shareholding. The terms of the offering may provide for priority acceptance of small share packets of up to 100 tendered shares per shareholder and for rounding in accordance with commercial rounding principles.

The management board is authorized to use the own shares acquired pursuant to this authorization as follows:

a) With the consent of the supervisory board, the shares may be sold through the stock exchange or by means of an offering extended to all shareholders. With the supervisory board's consent, the shares may also be sold in any other manner in return for a cash payment, provided the payment is not substantially less than the stock exchange price for shares in the Company carrying the same rights at the time of the sale. The proportion of share capital attributable to the number of shares sold pursuant to this authorization together with the proportion of share capital attributable to new shares issued since adoption of the resolution approving this authorization and subject to the exclusion of pre-emptive rights (direct or analogous application of § 186 (3) sentence 4 AktG) may not in aggregate exceed 10% of the share capital that exists following registration in the commercial register of the in-kind capital increase approved by the General Shareholders' Meeting on May 18, 2006, or 10% of the share capital existing at the time the above authorization is exercised, whichever amount is lower.

b) With the consent of the supervisory board, the shares may be offered and assigned to third parties for the purpose of directly or indirectly acquiring enterprises, parts thereof or equity interests in enterprises.

c) With the supervisory board's consent, the shares may also be redeemed. No additional shareholders' resolution is required for such redemption or the implementation thereof.

Shareholders' pre-emptive rights are excluded in respect of own shares to the extent that the own shares are used in accordance with the authorizations set forth in a) and b) above. The authorizations to acquire, sell or redeem own shares may be exercised independently of one another, on one or more occasions, and in whole or in part.

General provisions governing the increase of share capital

According to the German Stock Corporation Act, the share capital of a stock corporation may be increased by resolution of the general shareholders' meeting, which must be adopted by a majority of at least three quarters of the share capital represented at the vote, unless the stock corporation's articles of association require a different majority.

The general shareholders' meeting may also create authorized share capital. The creation of authorized share capital requires a shareholders' resolution adopted by a majority of at least three quarters of the share capital represented at the vote, and such resolution authorizes the management board to issue shares up to a certain amount over a period of no more than five years. The nominal amount of the authorized share capital may not exceed half of the share capital that exists at the time the authorization comes into force.

Moreover, the general shareholders' meeting may create contingent share capital for the purposes of a) issuing shares to holders of convertible bonds or other securities that grant the holder a right to subscribe for shares; b) issuing shares as consideration in connection with a merger with another company; or c) issuing shares that were offered to executives and employees. The resolution must be adopted by a three quarter majority of the share capital represented at the vote. The nominal amount of the contingent capital may not exceed 10% of the share capital if the contingent capital was created for the purpose of issuing shares to executives and employees, or half of the share capital existing at the time the resolution is adopted in all other cases.

General provisions governing pre-emptive rights

According to the German Stock Corporation Act, every shareholder, generally, has a right to subscribe for any new shares issued in connection with a capital increase (including convertible bonds, warrant bonds, profit participation rights and participating bonds). Pre-emptive rights may be freely assigned and transferred. Pre-emptive rights may be traded on German stock exchanges for a fixed period prior to expiry of the subscription deadline. With a majority of the votes cast and at the same time a majority of at least three quarters of the share capital represented at the vote, the general shareholders' meeting may resolve to exclude pre-emptive rights. Furthermore, in order to exclude pre-emptive rights, a management board report is required, which must set out the reasoning behind the exclusion of pre-emptive rights and show that the Company's interest in excluding the pre-emptive rights outweighs the interests of shareholders in preserving the pre-emptive rights. In the absence of such justification, pre-emptive rights may be excluded upon the issue of new shares if:

- the Company increases its share capital in exchange for cash contributions;
- the amount of the share capital increase does not exceed 10% of the existing share capital; and
- the issue price of the new shares is not significantly below the stock market price.

Shareholders' disclosure obligations

As a listed company, Demag Cranes AG will be subject to the provisions of the German Securities Trading Act (*Wertpapierhandelsgesetz*). The German Securities Trading Act provides that any person whose voting interest in a listed company reaches, exceeds or falls below 5%, 10%, 25%, 50% or 75% through acquisition, sale or by other means, must provide written notification to the company and to the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) without undue delay, but no later than seven calendar days after the aforementioned thresholds have been reached or exceeded or are no longer met, also indicating their voting interest. The company must publish this notification in an official national journal for the publication of statutory stock market notices without undue delay, no later than nine calendar days following receipt of the notification. In connection with this requirement, the German Securities Trading Act contains various provisions that are designed to ensure that shareholdings are attributed to the persons or entities that actually control the voting rights associated with the shares. For example, an entity would be ascribed shares held by its controlled subsidiary in the same way that it would be ascribed shares held by a third party for its account or for the account of its controlled subsidiary. If the aforementioned notification is not filed, the shareholder will be precluded from exercising the rights (including voting and dividend rights) attaching to the shares for as long as such default continues. In addition, a fine may be imposed for failure to comply with notification requirements.

MATERIAL CONTRACTS

Material framework agreements with customers

Framework agreement with P&O

Gottwald Port Technology GmbH entered into a framework agreement on May 26/30, 2005 with The Peninsula and Oriental Steam Navigation Company ("P & O"), London, Great Britain, for the supply of Automated Stacking Cranes. This is an important reference project for the Company. The parties have agreed that, as part of a pilot project, Gottwald Port Technology GmbH will initially install four Automated Stacking Cranes in the container terminal "Antwerp Gateway". Under the current agreement of the parties, the acceptance of these four automatic Stacking Cranes is contemplated for mid-November. P & O has announced that, in the event that this pilot project is successful, either itself or its subsidiaries want to place further orders for the delivery of Automated Stacking Cranes either itself or through subsidiaries on the basis of the terms and conditions stipulated in the framework agreement. However, there is no obligation to do so. Future orders are also subject to the condition that any applicable regulations for public tender offers must be complied with. The parties based their calculations on a total volume of 98 Stacking Cranes for the container terminal "Antwerp Gateway".

Gottwald Port Technology GmbH has to pay liquidated damages if certain reliability criteria are not satisfied during two years after acceptance. P & O may reject the Stacking Cranes if the criteria for reliability and availability fall below a certain level. The contractual liability of Gottwald Port Technology GmbH is limited in various respects.

The framework agreement has an initial fixed term of five years and extends automatically for consecutive periods of one year each unless the framework agreement is terminated by one of the parties by giving at least six months notice prior to the end of the fixed term.

Euromax terminal agreement

Gottwald Port Technology GmbH entered into a contract with Euromax Terminal C.V. ("Euromax"), Rotterdam-Pernis, The Netherlands, on September 29, 2005 for the production and delivery of 96 Automated Guided Vehicles ("AGV") to be supplied in 16 deliveries to be made through November 2008. Another party to the agreement is Frog Navigation System B.V. ("Frog"), Utrecht, The Netherlands, which supplies the navigation systems for the Automated Guided Vehicles. Euromax is generally entitled to assert all of its claims under the agreement, including those against Frog, against Gottwald Port Technology GmbH. Gottwald Port Technology GmbH is, in turn, entitled to assert claims for recourse against Frog. The liability of Gottwald Port Technology GmbH for Frog's performance obligations is limited to approximately €1.3 million.

The AGVs must be delivered and installed at Euromax according to a detailed schedule set forth in the contract. Gottwald Port Technology GmbH will have to pay liquidated damages if the schedule set forth in the contract is not complied with. The first delivery of six AGVs is scheduled for October 31, 2006.

As is not unusual in supply agreements for the construction of large facilities, the contract provides that Euromax, in its sole discretion, may change the contractually agreed delivery volume, in addition to the technical specifications and the dates of delivery, at any time prior to delivery of the Automated Guided Vehicles and may either completely or partially terminate or suspend the contract. To the extent that a suspension leads to a material change in the costs for Gottwald Port Technology GmbH, Euromax and Gottwald Port Technology GmbH must agree on a reasonable adjustment of the purchase price upon the request of Gottwald Port Technology GmbH. Furthermore, in the case of termination of the contract by Euromax, Gottwald Port Technology GmbH is entitled to invoice the portion of the purchase price corresponding to the work which has already been performed, as well as for the direct costs resulting from the termination.

Purchase and sale of enterprises and segments

Acquisition of TBA B.V.

Pursuant to a purchase contract of October 28, 2005, Gottwald Port Technology GmbH acquired a share of 69.78% in the stated capital of TBA B.V. (previously: TBA Nederland B.V.), Delft,

The Netherlands, from TBA International Holding B.V., 's-Gravenhage, The Netherlands. The transfer of the shares was completed on November 7, 2005.

In connection with the acquisition of the share in TBA B.V., Gottwald Port Technology GmbH entered into a shareholders' agreement with the seller and both of the current managing directors of TBA B.V. containing, *inter alia*, regulations on the appointment of the managing directors and on voting by the shareholders in shareholders' meetings of TBA B.V. Except for TBA International Holding B.V.'s, the other shareholder's pre-emptive rights, Gottwald Port Technology GmbH is not subject to any restrictions when selling its share in TBA B.V., but TBA International Holding B.V., the other shareholder, could require Gottwald Port Technology to purchase its shares. Furthermore, a put-option under which TBA International Holding B.V. may require Gottwald Port Technology GmbH to purchase the former's share in TBA B.V. was granted. This put-option may be exercised either in the period from October 1 through December 30, 2010 or in the period from October 1 through December 30, 2012. The contract may be terminated after ten years by giving 6 months notice.

Finally, Gottwald Port Technology GmbH and TBA B.V. entered into a software license agreement on October 28, 2005, in the context of the sale of the share in TBA B.V. to Gottwald Port Technology GmbH. Under this license, Gottwald Port Technology GmbH grants TBA B.V. a non-exclusive, non-transferable license to its software for the management of container terminals. The license agreement has no fixed term and may be terminated by Gottwald Port Technology GmbH at any time. After a period of five years, TBA B.V. will become a co-owner of the software without restricting the rights of use of Gottwald Port Technology GmbH to the software.

Sale of Demag Cranes & Components S.A., Buenos Aires

In a purchase agreement of November 30, 2005, Demag Cranes & Components GmbH sold its entire share in Demag Cranes & Components S.A. Buenos Aires, Argentina, to the managing director of this company and his wife for a purchase price of €1. Before this, Demag Cranes & Components GmbH had waived claims against Demag Cranes & Components S.A. in the amount of approximately €1.1 million as part of a capital increase. Pursuant to an agreement also entered into on November 30, 2005, Demag Cranes & Components S.A. also undertook to change its name, to no longer use the Demag name in the future and to no longer use trademarks or symbols that create an impression that the company is affiliated with Demag Cranes & Components GmbH.

Contracts with outsourcing partners

During the years 2003/2004, Demag Cranes & Components GmbH outsourced various fields of production to third parties and entered into long-term master agreements with these third parties for the supply of the components which previously had been produced in the relevant divisions. These supply agreements are material to the production process for Demag Cranes & Components GmbH.

The outsourced production divisions include the production of certain component groups for Demag Cranes' cranes which Demag Cranes & Components GmbH had sold to Industrie-Anlagenbau Arnstadt GmbH & Co. KG in a contract dated October 9, 2003; the production area "handling technology" (*Handhabungstechnik*) at the site in Nördlingen, which was sold to the then plant manager of the production in a contract dated February 24, 2004; the production area Aluminium Section Molding, "mechanical production" and steel parts in Bad Bergzabern, which were sold in the years 2004 and 2005 to the present day ZI Druckguss GmbH i.L.; the production of "switch production / switching device production" in Bad Bergzabern, which was sold under a contract dated May 5, 2004; to K & B Elektrotechnik GmbH; and the chain hoist assembly at the site in Bad Bergzabern, which was sold under a contract dated November 11, 2004; to ZI Endmontage und Logistik GmbH.

Demag Cranes & Components GmbH entered into long-term supply agreements with the acquirers of the outsourced production areas for the products manufactured and, in the case of the chain hoist assembly, into a long-term service agreement for assembly services. The agreements are concluded for fixed terms of three to five years and are automatically extended, unless they are terminated at the end of the fixed term. Except for the contract with the production area "handling technology" in Nördlingen, Demag Cranes & Components GmbH in each case has an option to unilaterally extend the supply agreements by two to three years.

The supply contracts with ZI Druckguss GmbH i.L., originally entered into in connection with the outsourcing, have been terminated as a result of the insolvency of this company in October 2005. However, the insolvency administrator continued the supply relationship on the basis of these supply agreements, and waived setting the agreements on the sale of the production divisions outsourced to ZI Druckguss GmbH aside for insolvency. The production activities originally outsourced by Demag Cranes & Components GmbH to ZI Druckguss GmbH were mostly taken over in January 2006 by the newly established ZI Aluminium-Druckguss GmbH, a subsidiary of the purchasing consulting firm Inverto AG. ZI Aluminium-Druckguss GmbH entered into an agreement for the supply of aluminum injection molded parts and steel parts with Demag Cranes & Components GmbH on January 30/31, 2006. The supply contract has a fixed term of four years with an automatic extension of one year in each case if it is not terminated at the end of the fixed term. Moreover, Demag Cranes & Components GmbH has a unilateral option to extend for a further three years. The contract covers the same range of products as the original supply agreement with the insolvent ZI Druckguss GmbH. ZI Endmontage und Logistik GmbH, although a subsidiary of ZI Druckguss GmbH i.L., has not filed for insolvency, and the work performed by ZI Endmontage and Logistik GmbH has not yet been affected by the insolvency of ZI Druckguss GmbH.

Purchase and sale of material fixed assets in the last two years

Sale of real estate, Plant I in Wetter

Pursuant to a notarized purchase contract of December 6, 2005, Demag Cranes & Components GmbH sold a developed portion of its site in Wetter (formerly plant I) with a space of 52,619 sq.m. for a price of €1.5 million to SSK von Schaewen GmbH & Co. KG. The transfer of possession and benefits occurred on December 31, 2005. Demag Cranes & Components GmbH agreed to carry out at its own cost investigation, securing and remediation measures for certain contamination identified by an expert report if and to the extent that the relevant public authorities require this prior to December 6, 2010. The purchaser is entitled to withdraw from the contract if compliance with regulatory requirements in connection with the change in use of the real estate property results in costs in excess of €300,000.

In a contract of the same date, SSK von Schaewen GmbH & Co. KG leased the vacant administration building I with a surface of approximately 2,900 sq.m. plus parking spaces for motor vehicles to Demag Cranes & Components GmbH for the period from January 1, 2006 through December 21, 2010. If Demag Cranes & Components GmbH moves into the building, the contract will last for at least seven years commencing upon moving in. In addition, Demag Cranes & Components GmbH also has four options to extend the lease for terms of five years each. Prior to moving into the building, Demag Cranes & Components GmbH will pay the lessor only the carrying costs associated with the vacant building.

Additional sales of real estate

In a contract dated July 5, 2005, Demag Cranes & Components Corp., Cleveland, United States, sold developed real property in San Bernardino, California, United States, for a price of approximately $1.3 million (this corresponds to a value of approximately €1.1 million at the exchange rate on March 31, 2006) to two private individuals. The purchasers leased part of the real property back to Demag Cranes & Components Corp. for the period from October 1, 2005 through September 30, 2010.

Demag Cranes & Components AG, Dietlikon, Switzerland, sold real property having a surface of 20,876 sq.m. for a price of approximately CHF 7.9 million (this corresponds to a value of approximately €5.0 million at the exchange rate on March 31, 2006) to a private individual on January 4, 2005.

By virtue of a notarial deed dated July 27, 2004, Demag Cranes & Components, S.A., Madrid, Spain, sold a developed piece of real property in Madrid to Iberind Complejos Industriales, S.L. for a price of €13.0 million. The purchaser leased the real property back to Demag Cranes & Components S.A. The lease agreement expired on March 31, 2006.

Pursuant to a contract dated December 1, 2005, Demag Cranes & Components Ltd., Banbury, England, sold a developed piece of real property in Banbury to Kenmore Banbury Ltd. effective as of December 28, 2005, for a price of approximately £5.7 million (this corresponds to a value of

approximately €8.2 million at the exchange rate on March 31, 2006). Kenmore Banbury Ltd. subsequently leased part of the real property back to Demag Cranes & Components Ltd.

Pursuant to a notarial deed dated September 29, 2005, Demag Cranes & Components S.p.A., Agrate Brianza, Italy, sold a parcel of industrial real property in Agrate Brianza to Locafit-Locazione Macchinari Industriali Societa per Azioni, Milan, Italy, for a price of approximately €5.0 million. Demag Cranes & Components S.p.A. subsequently leased back part of the real property.

In a contract dated December 21/November 30, 2005, Demag Cranes & Components A/S, Måløv, Denmark, sold a developed piece of real property in Måløv to Vansgaard A/S for a price of DKR 16.2 million (this corresponds to a value of approximately €2.2 million at the exchange rate on March 31, 2006). Demag Cranes & Components A/S subsequently leased back the buildings located on the real property.

Other material contractual relationships

Financing agreements

Existing financing

Under a senior credit agreement dated December 23, 2004, Demag Finance S.à r.l., Luxembourg, was granted a credit facility by Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG, among others, which consists of senior term facilities in the amount of €565.0 million and a revolving credit facility in the amount of €275.0 million. On the same date, Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG granted Demag Mezz S.à r.l., Luxembourg, a mezzanine credit facility in the amount of €100.0 million. The revolving credit facility served to cover the working capital requirements of the companies and their subsidiaries. An amount of €65.0 million under the senior credit facility, which was intended for acquisitions was not utilized, and was therefore cancelled in February 2005, as was an amount of €25.0 million under the revolving credit facility. The principal amount under the senior credit facility is amortizing. As of March 31, 2006, approximately €59.2 million had already been repaid and approximately €440.8 million was still outstanding. DCC HoldCo 3 (drei) GmbH (the present-day Demag Cranes AG), DCC HoldCo 5 (fünf) GmbH, Gottwald Port Technology GmbH, and other operating companies within the Demag Cranes Group have provided security and guarantees for the performance of the borrowers' payment obligations. The security includes, *inter alia*, pledges of shares, pledges of accounts, global assignments, mortgages and pledges of receivables under intercompany loans. The credit agreements contain certain restrictions found in comparable financings with regard to certain key financial ratios which must be complied with during the term of the loan. These include, among others, compliance with a specified ratio of consolidated net senior debt or net total debt to consolidated EBITDA, of cash flow to debt service and of consolidated EBITDA to total net cash interest. If the contractually agreed key financial ratios are not complied with and the resulting breach is not cured within certain periods or if the lenders do not waive compliance with the obligations, a termination right would exist under the terms of the contracts which would entitle the lenders, among other things, to make all liabilities immediately due and payable. In addition, the loan agreements can be declared due for immediate repayment upon the occurrence of certain other contractually agreed circumstances.

The funds borrowed by Demag Finance S.à r.l. and Demag Mezz S.à r.l. were used, among other purposes, to refinance the Demag Cranes Group, as well as to repay lendings among affiliated enterprises and in order to make distributions to the respective shareholders. In the course of this, DCC HoldCo 5 (fünf) GmbH was provided approximately €101.8 million and $24.5 million (this corresponds to a value of approximately €20.2 million at the exchange rate on March 31, 2006), Gottwald Port Technology GmbH was provided approximately €65.0 million, DCC France HoldCo SA, Châlons-en-Champagne, France, was provided approximately €14.9 million and Demag Cranes & Components Ltd., Banbury, England, was provided approximately £10.0 million (this corresponds to a value of approximately €14.4 million at the exchange rate on March 31, 2006) in the form of loans from funds by Demag Finance S.à r.l. under the senior credit facility. Of the funds borrowed by Demag Mezz S.à r.l. under the Mezzanine Facility, an amount of approximately €20.0 million was on-lent to Gottwald Port Technology GmbH.

As of March 31, 2006, the companies of the Demag Cranes Group had liabilities from intercompany loans of approximately €188.6 million owed to Demag Finance S.à r.l. and of

approximately €21.0 million owed to Demag Mezz S.à r.l. On the day of the accounting entry of the share delivery by Clearstream (presumably June 22, 2006), the companies of the Demag Cranes Group will repay or counter-guarantee these liabilities as well as liabilities for their account from the existing revolving credit facility out of funds granted under future financing (see below "*Future financing*"). In return, the financing banks will release the guarantees and security provided by the companies of the Demag Cranes Group. In connection with the completion of the sale of the Offered Shares, Demag Finance S.à r.l. and Demag Mezz S.à r.l. may redeem the existing financing – to the extent that it covers companies within the Demag Cranes Group – with the amounts thus repaid, as well as the proceeds from the sale of the Offered Shares.

Future financing

Demag Cranes AG will enter into a loan agreement for a credit line in the amount of €325.0 million with Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG prior to the listing of the shares of the Company. The revolving credit facility is supposed to be available in euro or other currencies and can be drawn, for example, in the form of cash disbursements, bank guarantees, performance bonds, letters of credit and similar instruments and/or by way of ancillary facilities with individual lenders and/or by way of ancillary facilities fronted by a lender on behalf of all or several lenders. The Company, DCC HoldCo 5 (fünf) GmbH, Demag Cranes & Components GmbH and Gottwald Port Technology GmbH will act as borrowers and other companies in the Demag Cranes Group may become additional borrowers. It is intended that the credit facility will have a fixed term of five years and may be used for the repayment of financial indebtedness to Demag Finance S.à r.l. and Demag Mezz S.à r.l., as well as the refinancing of outstandings under the revolving credit facility (or, with respect to certain ancillary facilities established under the revolving credit facility where the lenders of such ancillary facilities are not also lenders under the new facility, the issue of guarantees in favor of such lenders) to the extent outstandings thereunder are for the account of companies in the Demag Cranes Group, as well as for working capital needs or for other general corporate purposes. Furthermore, the credit facility may be used to finance the costs of the IPO and costs related to the refinancing described herein. Claims of the lenders under the loan agreement are to be secured, *inter alia*, by a guarantee from the Company, Demag Cranes & Components GmbH, Gottwald Port Technology GmbH, Crane America Services Inc., Dayton, United States, and Demag Cranes & Components Corp., Cleveland, United States (as well as from their respective holding companies). The loan bears interest on the basis of EURIBOR (for payments in Euro) or LIBOR (for payments in other currencies), whereby advances initially will be charged an expected margin of presumably 0.7% per annum for each interest period, which margin will be subject to adjustments upwards or downwards under various conditions.

The loan agreement will have certain restrictions, including with regard to incurring additional financial indebtedness, acquisition or disposal of assets and granting security. Furthermore, restrictions with regard to certain key financial ratios must be observed during the term of the loan agreement, including specified ratios for consolidated total net debt to consolidated EBITDA and of consolidated EBITDA to the total net cash interest. If the contractually agreed key financial ratios are not complied with and the breach is not cured or the lenders do not waive compliance with the obligations, a termination right could exist under the terms and conditions of the loan agreement which would, among other actions, entitle the lenders to demand immediate repayment. In addition, the loan agreements can be made immediately repayable if certain other contractually agreed circumstances arise. Furthermore, a right to terminate exists in certain change of control cases or where a third-party acquires a majority interest in the Company.

Contribution agreement dated May 18, 2006

On the basis of a resolution of the shareholders meeting of the Company dated May 18, 2006, the share capital of the Company was increased by way of an in-kind capital increase in the amount of €9,570,193, from €11,602,800 to €21,172,993. Pursuant to the contribution agreement dated May 18, 2006, Gottwald Luxembourg 2 (b) S.à r.l. and Gottwald Management Beteiligungs GmbH & Co. KG contributed their shares in Gottwald HoldCo3 (drei) GmbH to the Company. In return, the Company issued 8,906,883 no-par shares to Gottwald Luxembourg 2 (b) S.à r.l. and 663,310 no-par shares to Gottwald Management Beteiligungs GmbH & Co. KG, each no-par share representing a current notional share of €1 in the share capital.

Shareholders' agreement with Jebsen & Jessen (S.E.A.) Pte. Ltd. with regard to the participation in MHE-Demag (S) Pte. Ltd., Singapore

In connection with its 50% share in MHE-Demag (S) Pte. Ltd. ("MHE"), Demag Cranes & Components GmbH is a party to a shareholders' agreement with the other shareholder Jebsen & Jessen (S.E.A.) Pte. Ltd., Singapore ("Jebsen & Jessen") which, in the internal relationship between the shareholders, governs the exercise of their shareholder rights in MHE. In this agreement, the parties, *inter alia*, granted each other a mutual pre-emption right. In addition, Jebsen & Jessen has the right in the case of a material change with regard to the shareholder of Demag Cranes & Components GmbH, i.e., an acquisition of a participation of 50% or more, or in the event of a sale of the material handling business of Demag Cranes & Components GmbH, to acquire the participation of Demag Cranes & Components GmbH in MHE and terminate the distributorship and license agreements between MHE and Demag Cranes & Components GmbH by giving two years notice (in regard to the latter contracts, see also "*Business transactions and legal relationships with related parties*").

Permission arrangement with Deutsche Bahn AG

In order to ship, the mobile harbor cranes produced by Demag Cranes, must be brought from the plant in Dusseldorf to the river Rhine in special nightly transports. This requires crossing a railway line. Gottwald Port Technology GmbH and Deutsche Bahn AG are parties to an arrangement dated July 26, 1991, under which Gottwald Port Technology GmbH is permitted to use a private railway crossing over the tracks between Dusseldorf and Cologne. The arrangement provides that the crossing can only be used during breaks in rail traffic at night after advance notification. The contract does not give Gottwald Port Technology GmbH any fixed times for using the railway crossing. Rather, the arrangement makes the use dependent on the operational requirements of Deutsche Bahn AG. The permission arrangement with Deutsche Bahn AG can be terminated at any time by giving three months notice effective to the end of a month. Moreover, Deutsche Bahn AG can terminate the agreement immediately if it deems this necessary for operational or transportation reasons (see also "*Risk factors—Risks related to Demag Cranes' business activities—Long production halts caused by business interruptions or strikes as well as delivery delays could have an adverse effect on Demag Cranes' business activities*"). Up to the present time, requests of Gottwald Port Technology GmbH to use the railway crossing have always been cooperatively dealt with by Deutsche Bahn AG. So far, there have been no delays of deliveries resulting from operational requirements of Deutsche Bahn AG.

In this context, there is also a contract with the city of Dusseldorf of 1960 under which Gottwald Port Technology GmbH is granted the right to use a transport route to the Rhine. Furthermore, there is an oral agreement with the public utilities of Dusseldorf (*Stadtwerke Düsseldorf*) for the use of a heavy cargo platform on the river Rhine, which is required in order to load Port Technology products on inland barges.

INFORMATION CONCERNING SIGNIFICANT EQUITY HOLDINGS OF DEMAG CRANES AG

The following table provides an overview of Demag Cranes AG's significant equity holdings. All shares in affiliated companies are fully paid in. No restrictions exist in relation to any distributions made by the subsidiaries and holding companies to their respective parent company.

Significant equity holdings of Demag Cranes AG[1]

Name, registered office	Demag Cranes AG's direct/ indirect equity interest (in %)	Area of operations	Subscribed capital as of September 30, 2005 (in €'000)	Book value of equity interests as of September 30, 2005 in accordance with HGB (in €'000)	Reserves as of September 30, 2005 in accordance with IFRS (in €'000)	Receivables (payables) of Demag Cranes AG from (to) affiliated companies as of September 30, 2005 (in €'000)	Net income (loss) for fiscal year 2004/2005 (in €'000)[2]	Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005 (in €'000)
Direct equity holdings								
Gottwald HoldCo 3 (drei) GmbH,[3] Dusseldorf, Germany	100%	Holding	757	—	10,552	3,267 (21,723)	1,069	—
DCC HoldCo 4 (vier) GmbH[4], Wetter, Germany	100%	Holding	25	108,226	108,014	(60,742) 0	(59,795)	—

1 Data in the following table with regard to "Book value of equity interests as of September 30, 2005" as well as "Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005" are produced in accordance with HGB, whereas all other data is produced in accordance with IFRS. Therefore, data cannot be compared directly.

2 In the case of companies that have agreed to pool profits and losses, the profit transferred to the parent company or the loss compensated by the parent company is stated.

3 Prospective control agreement as well as profit and loss agreement as of October 1, 2006.

4 Profit and loss pooling agreement with Demag Cranes AG.

Name, registered office	Demag Cranes AG's direct/ indirect equity interest (in %)	Area of operations	Subscribed capital as of September 30, 2005 (in €'000)	Book value of equity interests as of September 30, 2005 in accordance with HGB (in €'000)	Reserves as of September 30, 2005 in accordance with IFRS (in €'000)	Receivables (payables) of Demag Cranes AG from (to) affiliated companies as of September 30, 2005 (in €'000)	Net income (loss) for fiscal year 2004/2005 (in €'000)[2]	Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005 (in €'000)
Indirect equity holdings								
Gottwald HoldCo 4 (vier) GmbH[5], Dusseldorf, Germany	100%	Holding	25	—	32,881	(25,016)	3,267	—
DCC HoldCo 5 (fünf) GmbH[6], Wetter, Germany	100%	Holding	25	—	202,154	70,385	(54,677)	
Demag Cranes & Components GmbH[7], Wetter, Germany	100%	Sales, service, production	3,000	—	364,625	(898)	(46,334)	—
Gottwald Port Technology GmbH[8], Dusseldorf, Germany	100%	Sales, service, production	1,500	—	53,958	35,018 (92,083)	4,999	—
TBA B.V., Delft, The Netherlands[9]	69.78%	Sales, service, production	18[10]	—	123[10]	—	420[10]	—

5 Profit and loss transfer agreement with Gottwald HoldCo 3 (drei) GmbH.

6 Profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH.

7 Profit and loss transfer agreement with DCC HoldCo 5 (fünf) GmbH.

8 Profit and loss transfer agreement with Gottwald HoldCo 4 (vier) GmbH.

9 TBA B.V. was acquired in an agreement dated October 28, 2005 (closing on November 7, 2005) and is therefore not included in the Company's consolidated financial statements under IFRS as of and for the year ended September 30, 2005.

10 The figures have been calculated in accordance with local GAAP as of TBA B.V.'s balance sheet dated December 31, 2005.

Name, registered office	Demag Cranes AG's direct/ indirect equity interest (in %)	Area of operations	Subscribed capital as of September 30, 2005 (in €'000)	Book value of equity interests as of September 30, 2005 in accordance with HGB (in €'000)	Reserves as of September 30, 2005 in accordance with IFRS (in €'000)	Receivables (payables) of Demag Cranes AG from (to) affiliated companies as of September 30, 2005 (in €'000)	Net income (loss) for fiscal year 2004/2005 (in €'000)[2]	Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005 (in €'000)
Demag Cranes & Components Pty. Ltd., Smithfield, Australia	100%	Sales, production	1,579	—	4,151	0	560	—
Demag Cranes & Components Ltda., Cotia, Brazil	99.9999%	Sales, production	3,706	—	4,445	0	2,786	—
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai, China	100%	Sales, production	3,771	—	(3,863)	0	(794)	—
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong, China	100%	Sales	173	—	942	0	1,184	—
DCC France HoldCo SA, Châlons en Champagne, France	100%	Holding	10,100	—	723	0	(5,616)	—
Demag Cranes and SAS, Châlons en Champagne, France	100%	Sales	1,000	—	4,571	0	(214)	—
Demag Cranes & Components Ltd., Banbury, Great Britain	100%	Sales, production	10,998	—	1,903	0	2,686[11]	—

11 Net income before transfer of profits to parent company.

Name, registered office	Demag Cranes AG's direct/ indirect equity interest (in %)	Area of operations	Subscribed capital as of September 30, 2005 (in €'000)	Book value of equity interests as of September 30, 2005 in accordance with HGB (in €'000)	Reserves as of September 30, 2005 in accordance with IFRS (in €'000)	Receivables (payables) of Demag Cranes AG from (to) affiliated companies as of September 30, 2005 (in €'000)	Net income (loss) for fiscal year 2004/2005 (in €'000)[2]	Income from dividends paid to Demag Cranes AG in fiscal year 2004/2005 (in €'000)
Demag Cranes & Components Holdings Ltd., Banbury, Great Britain	100%	Holding	0.1	—	15,795	0	(18,162)[12]	—
Donati Sollevamenti S.r.l., Varese, Italy	100%	Sales, production	4,000	—	1,404	0	157	—
Demag Cranes & Components S.p.A., Agrate Briauza, Italy	100%	Sales, production	10,000	—	2,656	0	1,476	—
Demag Cranes & Components GmbH, Salzburg, Austria	100%	Sales	4,360	—	2,536	0	814	—
Demag Cranes & Components Spain HoldCo S.A., Madrid, Spain	100%	Holding	60	—	5,063	0	(499)	—
Demag Cranes & Components S.A., Madrid, Spain	100%	Sales, production	10,135	—	22,236	0	(1,056)	—
Demag Cranes & Components (Pty.) Ltd., Johannesburg, South Africa	100%	Sales, production	912	—	7,121	0	2,437	—
Demag Cranes & Components spol. s.r.o., Slaný, Czech Republic	100%	Sales, production	947	—	1,190	0	421	—
Demag Cranes & Components Corp., Cleveland, United States	100%	Sales, production	4,152	—	13,722	0	311	—
Crane America Services Corp., Dayton, United States	100%	Service	5,896	—	(5,204)	0	1,384	—
MHE-Demag (S) Pte. Ltd., Singapore, Singapore	50%	Sales	5,095[13]	—	16,925[13]	0	2,822[13]	—

12 Net loss before transfer of profit received from subsidiaries.

13 The figures have been calculated in accordance with local GAAP as of MHE-Demag (S) Pte. Ltd.'s balance sheet dated December 31, 2005.

TAXATION IN THE FEDERAL REPUBLIC OF GERMANY

The following section contains a short summary of certain important German tax principles that may be or become relevant with respect to the acquisition, holding, or transfer of shares. This summary does not purport to be a comprehensive, let alone exhaustive description of all German tax considerations that may be relevant to shareholders. This summary is based upon the domestic German tax laws in effect as of the date of this Offering Circular's approval and upon the double taxation treaties currently in force between Germany and other countries. Provisions in both areas may change, possibly also with retroactive effect.

Prospective purchasers of the Shares offered herein are advised to consult their tax advisors as to the tax consequences of the acquisition, holding, and transfer of shares, and as to the procedures that must be followed to receive any refund of German withholding tax (*Kapitalertragsteuer*). Such tax advisors will be able to fully consider the particular tax situation of the individual shareholder.

Taxation of the Company

Profits earned by German corporations, whether they are distributed or retained, are generally subject to a uniform corporate income tax (*Körperschaftsteuer*) at the rate of 25%, plus a solidarity surcharge (*Solidaritätszuschlag*) of 5.5% thereon (resulting in a total tax liability of 26.375%).

Ninety-five percent of dividends or other profit shares received by the Company from domestic or foreign corporations are generally exempt from corporate income tax. The remaining 5% of such income are considered non-deductible business expenses and as such are subject to corporate income tax (plus solidarity surcharge). The same applies to profits earned by the Company from the sale of shares in a domestic or foreign corporation.

In addition, German corporations are subject to trade tax (*Gewerbesteuer*) with respect to income from permanent business establishments in Germany. The effective trade tax rate depends upon the local municipalities in which the Company maintains its permanent business establishments. The effective trade tax generally amounts to approximately 12% to 20% of the trade earnings, depending upon the local tax rate (*Hebesatz*) of the municipality. Trade tax qualifies as a deductible business expense for purposes of calculating the corporate income tax base and trade tax base.

Capital gains from the sale of shares in other corporations are afforded the same treatment for trade tax purposes as for corporate income tax purposes. However, profit shares received from domestic or foreign corporations will be exempt from trade tax only if the Company has held at least 10% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period. Additional limitations apply to profit shares received from foreign corporations.

Only up to €1.0 million in tax loss carry-forwards may be fully set off against taxable corporate and trade income. Corporate income and trade tax loss carry-forwards may be used to lower only up to 60% of the profits or trade income exceeding the aforementioned amount. The remaining 40% in profit or trade income is taxable (so-called minimum taxation). Tax loss carry-forwards which are not utilized may be carried forward indefinitely and may be applied against any future taxable corporate or trade income, subject to the aforementioned limitations.

Taxation of shareholders

Shareholders are taxed in connection with the holding of shares (taxation of dividends), the sale of shares (taxation of capital gains) and the gratuitous transfer of shares (inheritance and gift tax).

Taxation of dividends

Withholding tax on dividends

The Company must generally withhold and pay to the German tax authorities, for the account of its shareholders, a withholding tax (dividend withholding tax) in the amount of 20% on dividends distributed by the company, plus a solidarity surcharge of 5.5% on the amount of withholding tax (a

total of 21.1%). The dividend withholding tax base is the amount of dividends approved for distribution by the Company's General Shareholders' Meeting.

Withholding tax is generally withheld regardless of whether and, if so, to what extent dividends are tax-exempt at the level of the shareholder and regardless of whether the shareholder is a resident or non-resident of Germany.

Where dividends are distributed to a company domiciled in another member state of the European Union within the meaning of Art. 2 of the so-called Parent-Subsidiary Directive (Council Directive 90/435/EEC dated July 23, 1990), withholding tax may be waived entirely upon application to the competent tax authorities, provided that additional requirements are met. The same applies with respect to dividends which are paid to a permanent establishment situated in another member state of the European Union of such parent company or to a permanent establishment which is situated in another member state of the European Union but which is owned by a parent company that is tax resident in Germany.

The withholding tax rate for distributions to other non-resident shareholders is reduced in accordance with the applicable double taxation treaty, provided that Germany and the shareholder's country of residence have entered into a double taxation treaty and that the shareholder is not holding his shares as business assets of a permanent establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed. The withholding tax is generally reduced by refunding to non-resident shareholders, upon application to the German central tax office (*Bundeszentralamt für Steuern*, Official Headquarters Bonn-Beuel, An der Küppe 1, D-53225 Bonn), the difference between the total amount withheld, including the solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty (generally 15%). Forms for the refund procedure may be obtained from the Bundeszentralamt für Steuern (http://www.bzst.bund.de) or any German embassy or consulate.

Resident shareholders

If a shareholder (individual or corporation) is a tax resident of Germany (as a rule, persons or entities whose residence, habitual abode, registered domicile, or place of business is located in Germany), then any withholding tax (including the solidarity surcharge) withheld and paid to the German tax authorities by the Company will be credited against the shareholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax liability, refunded to the shareholder in the amount of overpayment.

Taxation of dividend income of shareholders resident in Germany who hold their shares as non-business (private) assets

If an individual who is a tax resident of Germany holds shares as non-business (private) assets, then 50% of all dividends will be included in taxable investment income (according to the so-called "half-income method", *Halbeinkünfteverfahren*). These taxable dividends are subject to a progressive income tax rate of currently up to 42% plus a 5.5% solidarity surcharge thereon (assuming that the maximum tax rate of 42% applies, the total tax exposure would be approximately 44.3%). Only one-half of the expenses having an economic nexus to such dividends are tax-deductible.

Individuals who hold shares as non-business (private) assets are entitled to a so-called "savers' exemption" from net investment income (*Sparerfreibetrag*) in the amount of €1,370.00 or €2,740.00 (for married couples assessed jointly) per calendar year. In addition, such persons are entitled to a blanket deduction in the amount of €51.00 or €102.00 (for married couples assessed jointly) for income-producing expenses (*Werbekostenpauschale*), unless proof of higher income-producing expenses is furnished. Fifty percent of the shareholder's dividends and other investment income are subject to taxation, only if and to the extent they exceed the savers' exemption after deduction of actual income-producing expenses (in the case of dividends, only a 50% deduction applies) or the blanket deduction for income-producing expenses.

Taxation of dividend income of shareholders resident in Germany who hold their shares as business assets

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

Corporations. Subject to certain exceptions for companies in the finance and insurance sectors, generally 95% of dividends received by resident corporations are exempt from corporate income tax and the solidarity surcharge; the remaining 5% of dividends are considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge). Moreover, actual business expenses directly related to the dividends are deductible. In general, no minimum shareholding limit or minimum holding period applies. However, the full amount of any dividends remaining after deduction of business expenses having an economic nexus to the dividends is subject to trade tax, unless the corporation held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. In the latter case, the dividends are not subject to trade tax; however, the German tax authorities are of the opinion that 5% of the dividends which are considered non-deductible business expenses will be subject to trade tax.

Sole proprietors. If the shares are held as business assets of a sole proprietor, 50% of dividends are considered income for purposes of calculating the shareholder's corporate income tax liability. Only 50% of business expenses having an economic nexus to the dividends are tax-deductible. If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, then any dividends, net of the business expenses economically connected therewith, will also be subject to trade tax in the full amount, unless the taxpayer held at least 10% of the Company's registered share capital as of the beginning of the relevant tax assessment period. In the latter case, the dividends will not be subject to trade tax. If liability for trade tax arises, such trade tax will, however, be credited either in full or in part – depending on the municipal tax rate and the personal circumstances for taxation – against the shareholder's personal income tax liability.

Partnerships. If the shareholder is a partnership, then personal income tax or corporate income tax is assessed only at the level of each partner of the respective partnership. Taxation will thereby depend on whether the partner is a corporation or natural person: if the partner is a corporation, 95% of dividends are generally tax-exempt (see above subsection entitled "*Corporations*"). If the partner is a natural person, 50% of dividends are subject to personal income tax, including the solidarity surcharge (see above subsection entitled "*Sole proprietors*"). If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business of the partnership, dividends are also subject to trade tax at the level of the partnership, which trade tax will generally be levied in the full amount. If the partner of the partnership is an individual, however, the trade tax which is attributable to his partnership interest and which is paid by the partnership, will be credited either in full or in part – depending on the municipal tax rate and the personal circumstances for taxation – against the partner's personal income tax liability. If the partnership held at least 10% of the Company's registered share capital at the beginning of the relevant tax assessment period, the dividends will not be subject to trade tax. In this case, however, the German tax authorities are of the opinion that 5% of the dividends considered as non-deductible business expenses will be subject to trade tax to the extent corporations hold an equity interest in the partnership.

Non-resident shareholders

The dividend income of shareholders not resident in Germany (individual or corporations) who hold their shares through a permanent German business establishment or fixed base in Germany or any business assets for which a permanent representative in Germany has been appointed, will be subject to German tax. To this extent, the information provided above in relation to shareholders resident in Germany shall apply *mutatis mutandis*. Any withholding tax (including the solidarity surcharge) withheld and paid to the German tax authorities by the Company will be credited against the shareholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the shareholder's personal income or corporate income tax liability, refunded to the shareholder in the amount of overpayment.

In all other cases, the withholding of withholding tax discharges any tax liability of the shareholder in Germany. A reduction of the withholding tax by way of tax refunds will be available only in the cases described under "—*Withholding tax on dividends*" above.

Taxation of capital gains

Resident shareholders

Taxation of capital gains of shareholders resident in Germany who hold their shares as non-business (private) assets

Capital gains from the sale of shares held as non-business assets by an individual who is a tax resident of Germany are generally subject to income tax, including the solidarity surcharge, if the shares are sold within one year of the date of acquisition. In the case where shares are placed in the safekeeping of a custodian for collective custody pursuant to § 5 of the German Safe Custody Act (*Depotgesetz*), it is assumed that those shares first purchased will be those first sold. The tax base is generally 50% of the capital gains. Capital gains are not taxed if, in combination with other profits from personal sales transactions in the same calendar year, they total less than €512. Losses from the sale of shares may be offset only by profits from personal sales transactions in the same calendar year or, absent such profits, by profits from personal sales transactions in the previous year or – subject to certain limitations – in subsequent years, provided that specific requirements are met.

If the shares are held as non-business assets of an individual who is a tax resident of Germany, 50% of capital gains from the sale of shares are subject to taxation based upon the applicable individual income tax rate, plus a solidarity surcharge in the amount of 5.5% thereon, even after expiration of the aforementioned one-year period, if the individual or, in the event of a gratuitous transfer, the individual's legal predecessor or, in the event of several gratuitous transfers, any legal predecessor of the individual has, at any point in time during the five years immediately preceding the transfer, held a direct or indirect interest in the Company of at least 1%. Generally only 50% of losses from the sale of shares and 50% of expenses having an economic nexus thereto may be claimed as tax deductions.

Taxation of capital gains of shareholders resident in Germany who hold their shares as business assets

If the shares are held as business assets, taxation depends upon whether the shareholder is a corporation, sole proprietor, or partnership (co-entrepreneurship).

Corporations. Subject to certain exceptions for companies in the financial and insurance sectors, 95% of capital gains earned on the sale of shares held by resident corporations are exempt from corporate income and trade tax (including the solidarity surcharge), generally irrespective of the amount of the investment and how long the sold shares had been held; the remaining 5% of capital gains are generally considered non-deductible business expenses and as such are subject to corporate income tax (including the solidarity surcharge) and trade tax. Losses from the sale of shares or any other reductions of profits related to the sold shares generally do not qualify as tax-deductible business expenses.

Sole proprietorships. If the shares are held as business assets of a sole proprietor who is a tax resident of Germany, then any capital gains from the sale of such shares will always be subject to income tax, including the solidarity surcharge, and if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, then they will also be subject to trade tax. The tax base is 50% of the capital gains from the sale of shares. Generally only 50% of losses from the sale of shares and 50% of expenses having an economic nexus thereto may be claimed as tax deductions where applicable. Trade tax will be credited either in full or in part – depending on the municipal tax rate and the personal circumstances for taxation – against the shareholder's personal income tax liability.

Partnerships. If the shareholder is a partnership, personal income tax or corporate income tax is assessed only at the level of each partner of the partnership. Taxation depends upon whether the partner is a corporation or an individual: in the case of a corporation, 95% of the gains realized on a sale of shares generally are tax-exempt. If the partner is an individual, 50% of capital gains are

subject to income tax, plus the solidarity surcharge (see above subsection entitled "*Sole proprietors*"). If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business of the partnership, then capital gains from the sale of shares are also subject to trade tax at the level of the partnership. The aforementioned income and corporate income tax exemptions (for individuals, 50% of the capital gain, and for corporations, 95% of the capital gain) will apply accordingly for trade tax purposes, if the partnership is held by individuals or corporations. In a case where a corporation is a partner, capital losses or other profit reductions in connection with the shares sold will likewise be not be considered for trade tax purposes or, in a case where the partner is an individual, only 50% thereof will be considered. If the partner is an individual, the trade tax which is attributable to that partner's ownership interest and paid by the partnership will be credited either in full or in part – depending on the municipal tax rate and the personal circumstances for taxation – against the shareholder's personal income tax liability.

Non-resident shareholders

Capital gains earned by shareholders not resident in Germany will be subject to German tax only if, at any point in time during the five years immediately preceding the sale of the shares, the selling shareholder or – in the case of a gratuitous transfer of the shares – his or her legal predecessor held a direct or indirect interest of at least 1% in the Company's share capital. In this case,

- 5% of the capital gains may be subject to corporate income tax and the solidarity surcharge if the shareholder is a corporation and
- in all other cases, 50% of the capital gains will be subject to income tax and the solidarity surcharge.

In this respect, however, most double taxation treaties provide for full exemption from German taxation and assign the right of taxation to the shareholder's country of residence.

The information provided above concerning shareholders resident in Germany will apply *mutatis mutandis* for gains on the sale of shares that are held through a permanent German establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed.

Special treatment for shareholders which are enterprises in the financial and insurance sectors

If financial institutions and financial services providers, including those which are domiciled in another member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area, hold or sell shares which are allocable to the trading book *Handelsbuch* pursuant to § 1 (12) of the German Banking Act, then neither dividends nor capital gains will be subject to the half-income method or the 95% exemption from corporate income tax and any applicable trade tax. The aforementioned also applies accordingly with respect to shares acquired by any financial enterprise (within the meaning of the German Banking Act) which has acquired the shares for the purpose of deriving gain from short-term proprietary trading and with respect to shares which are deemed investments held by life insurance or health insurance companies and shares held by pension funds. The provisions on the 95% dividend exemption from corporate income tax and, if applicable, trade tax will apply to those cases set forth in this subsection (special treatment for shareholders which are enterprises in the financial and insurance sectors), however, if the dividends are afforded favorable tax treatment under the so-called "Parent-Subsidiary Directive" (Council Directive 90/435/EEC dated July 23, 1990).

Inheritance and gift tax

The transfer of shares to another person by gift or causa mortis generally is subject to inheritance or gift tax, only if

(i) the decedent, donor, heir, beneficiary, or any other transferee maintains a residence or has his or her habitual abode in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany, or

(ii) the shares were held by the decedent or donor as business assets for which a permanent business establishment was maintained in Germany or for which a permanent representative in Germany had been appointed,

(iii) the decedent, at the time of accrual of the inheritance, or the donor, at the time of the donation, either individually or collectively with related parties, holds, directly or indirectly, at least 10% of the Company's registered share capital.

The few German inheritance tax double taxation treaties currently in force usually provide that German inheritance or gift tax may be assessed only in cases (i) and, subject to certain limitations, (ii).

Special rules apply to certain German citizens who maintain neither a residence nor their habitual abode in Germany.

Other taxes

No German transfer tax (*Kapitalverkehrsteuer*), value-added tax (*Umsatzsteuer*), stamp duty (*Stempelsteuer*), or similar taxes are assessed on the purchase, sale or other transfer of shares. Provided that certain requirements are met, business owners may however opt for the payment of value-added tax on transactions that are otherwise tax-exempt. No wealth tax (*Vermögenssteuer*) is currently assessed in Germany.

UNDERWRITING

Agreements relating to the underwriting of shares

The Offering consists of up to 13,000,000 shares offered by the Selling Shareholders (up to 14,950,000 shares if the Greenshoe Option is fully exercised). The Offering includes a public offer of the shares in the Federal Republic of Germany from June 7, 2006 until June 19, 2006. In the United States, the shares will be offered and sold exclusively to qualified institutional buyers in reliance on Rule 144A under the Securities Act (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act). Outside the United States, the Company's shares will be offered and sold in reliance upon Regulation S under the Securities Act. The shares of the Company will not be registered pursuant to Section 5 of the Securities Act.

It is expected that, on June 19, 2006, the Underwriters will enter into an underwriting agreement with the Company and the Selling Shareholders (the "Underwriting Agreement"), pursuant to which they will agree to purchase the Offered Shares and sell them in the Offering at the Offer price. The Offer price paid for the Offered Shares will be paid to the Selling Shareholders (less the agreed commissions) upon delivery of the shares. The underwriting commission to be paid by the Selling Shareholders to the Underwriters is expected to amount to 2.0% of the proceeds of the Offering. The Selling Shareholders may, at their discretion, pay an additional performance commission of up to 1.5% of the proceeds of the Offering.

Under the terms of the Underwriting Agreement and subject to certain conditions, each Underwiter will acquire a certain percentage of shares in the Offering as indicated below:

Underwriters	Percent of Offered Shares
Goldman Sachs International (Global Coordinator)	35%
Lehman Brothers International (Europe) (Global Coordinator)	35%
Commerzbank Aktiengesellschaft	9%
Bayerische Hypo- und Vereinsbank AG	9%
CALYON	6%
WestLB AG	6%
Total	**100%**

The offer price for the Offered Shares is expected to be determined by the Selling Shareholders after consultation with the Global Coordinators on the basis of an order book prepared in the bookbuilding process on the evening of June 19, 2006. It is expected that investors who have placed purchase orders through one of the Underwrites may obtain information regarding the number of shares allotted to them from the respective Underwriter beginning on June 20, 2006. The shares are expected to be delivered against payment on June 22, 2006.

Shares in an aggregate amount of up to €10.8 million will be allocated on a preferential basis to employees, executives, management board and supervisory board members of the Company, as well as to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, and to executives and employees of Demag Investments S.à r.l. and companies affiliated with Demag Investments S.à r.l. in Luxembourg. Employees of the Demag Cranes Group in Germany (excluding management board members) will have the opportunity to purchase a limited number of these shares at a discount to the offer price. See "*The Offering—Preferential allotment*".

Stabilization, over-allotment and Greenshoe Option

In connection with the placement of Demag Cranes AG's Offered Shares, Goldman Sachs International will act as stabilization manager and it or any of its affiliates may take actions aimed at stabilizing the stock exchange price or market price of the shares of Demag Cranes AG in order to counterbalance a potential sale pressure ("Stabilization Measures"). The stabilization manager is not obligated to take any such Stabilization Measures, and no assurance can be given that such Stabilization Measures will be taken. If Stabilization Measures are taken, they may be terminated at

any time and without prior notice. Such measures may be taken as of the date the shares are first listed on the stock exchange and must be completed no later than the 30th calendar day after such date ("Stabilization Period").

Stabilization Measures may result in a stock exchange price or market price of the Company's shares, which may be higher than it would have been without the impact of such measures. In addition, such measures may result in a stock exchange price or market price level that is not sustainable in the long term.

Within one week after the end of the Stabilization Period, a notice pursuant to Article 9 (3) of Commission Regulation (EC) No. 2273/2003 of December 22, 2003 will be published in the *Frankfurter Allgemeine Zeitung* announcing: (i) whether or not Stabilization Measures have been effected; (ii) the date on which such Stabilization Measures commenced; (iii) the date on which the last Stabilization Measure was effected; and (iv) the range of prices within which Stabilization Measures have been effected. Such range of prices is to be specified for each date on which stabilization measures have occurred.

In view of the possible Stabilization Measures, and in addition to the up to 13,000,000 Demag Cranes AG shares to be offered, up to a further 15% of shares in Demag Cranes AG may be offered to investors (referred to as an over-allotment) in the Offering. The shares in Demag Cranes AG for an over-allotment option will be provided to Goldman Sachs International in its capacity as stabilization manager on a temporary basis by way of a so-called securities loan.

DCC Luxembourg 2 S.à r.l. will grant the stabilization manager (on behalf of the Underwriters) the option, exercisable for thirty days following the date on which the shares in Demag Cranes AG are first listed on the stock exchange, to acquire up to 1,950,000 additional shares in Demag Cranes AG, i.e. 15% of the number of shares offered, at the offer price of the Offered Shares (less agreed commissions) (the "Greenshoe Option"). The Greenshoe Option may be exercised only to the extent that shares were placed by way of the over-allotment.

Notice of the exercise of the Greenshoe Option, including the relevant dates and amounts of the exercise and closing thereof, will be published without undue delay in accordance with Commission Regulation (EC) No. 2273/2003 of December 22, 2003, in accordance with the provision applicable to the disclosure of Stabilization Measures, as described above.

Indemnification, Termination and defaulting Underwriters

Under the terms of the Underwriting Agreement, the Company and the Selling Shareholders will be required to indemnify and hold the Underwriters harmless against certain liabilities in connection with the Offering. The Underwriting Agreement will further provide that, if an Underwriter fails to comply with its obligations under that agreement, the other Underwriters may be required, under certain circumstances, to underwrite additional shares in the Company or the Underwriting Agreement may be terminated. The Underwriting Agreement will also provide that the Underwriters may terminate the Underwriting Agreement, and therefore their obligation to purchase the Offered Shares, in certain circumstances. Termination of the Underwriting Agreement is possible also after listing up and until delivery of the Offered Shares, which is intended to take place on June 22, 2006. The circumstances allowing a termination include situations where, based on the assessment of the Global Coordinators:

- a material adverse change in the Company's financial condition has occurred or is likely to occur which makes it impractical or inadvisable to proceed with the Offering;
- an event that has a material adverse effect on the financial markets on which the shares are to be placed occurs which makes it impractical or inadvisable to proceed with the Offering.

The Offering will be cancelled if the Underwriting Agreement is terminated prior to June 22, 2006. Any allotments of shares to investors made prior to such termination will be null and void and investors cannot claim delivery of any shares. Any claims regarding subscription fees already paid or costs incurred by an investor in connection with the subscription of shares shall be subject exclusively to the terms and conditions agreed between the relevant investor and the banking institution with which the investor placed his purchase order. Investors who entered into any short selling transactions shall bear the full risk of not being able to meet their delivery obligations. In this

case, any transactions regarding the shares which have not been closed will be unwound in accordance with applicable law.

Lock-up provisions

The Company (or its management board or supervisory board in case of the measures described under (i) and (ii) below) will agree, to the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, it will not, during a period of six months from the date on which the shares are admitted to trading:

(i) announce or implement a capital increase from authorized capital;

(ii) submit a capital increase to a vote of the Company's General Shareholders' Meeting; or

(iii) offer, pledge, allot, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares in the Company or any other securities convertible or exchangeable for shares in the Company, or enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares, whether any share transaction is to be settled by delivery of shares in cash or otherwise (in each case other than for the purpose of issuing ordinary shares or options for directors or employees of the Company or any of its subsidiaries under a customary stock option plan and in hedging transactions to secure any obligations from such option rights).

The foregoing provisions do not apply to shares that are sold by the Company in connection with an acquisition, provided that the purchaser of such shares has agreed to comply with the same lock-up provisions as the Selling Shareholders (as described below).

The Selling Shareholders and the Management Participation Partnerships will agree, to the benefit of the Underwriters, that, except with the prior written consent of the Global Coordinators, they will not, for a period of six months from the date on which the shares are admitted to trading:

(i) offer, pledge, allot or sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any (additional) shares of the Company held by them or other securities convertible or exchangeable for shares in the Company;

(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares;

whether any such transaction is to be settled by the delivery of shares, in cash or otherwise;

(iii) make any demand for or exercise any rights with respect to the registration under the Securities Act of shares in the Company or any security convertible or exchangeable for shares in the Company, or demand such rights of exercise; or

(iv) propose, vote in favor of, or otherwise support a capital increase.

The aforementioned obligations do not apply to any transfer of the Company's shares to any affiliate of the Selling Shareholders, provided that any such affiliate agrees to be bound by the same lock-up provisions as the Selling Shareholders.

Undertakings of the Underwriters and other interests

Under the terms of the Underwriting Agreement, each Underwriter will represent and agree that, except in connection with offers and sales in Germany, it has not and will not take action in any other jurisdiction that might be considered a public offering of the shares under the laws of such jurisdiction. Each Underwriter offering the shares has agreed: (i) that neither it nor any affiliate has, directly or indirectly through any third parties acting on behalf of such Underwriter or any affiliates, offered, sold, or solicited offers to buy the shares by way of any general solicitation, any general advertising (as defined in Regulation D), or in any other manner involving a public offering within the meaning of Section 4(2) of the Securities Act, and neither it nor any affiliate has or will, directly or indirectly through any third parties acting on behalf of such Underwriter or any affiliates offer, sell, or solicit offers to buy the shares; (ii) that in the United States the shares will be sold

exclusively to persons whom they reasonably believe to be qualified institutional buyers in reliance on Rule 144A of the Securities Act (except for sales to a limited partnership formed by KKR for the benefit of its executives and employees and the executives and employees of certain affiliated companies and persons, which are being made pursuant to a separate private placement exemption under the Securities Act); (iii) that neither it nor any affiliate, directly or indirectly through any third parties acting on behalf of such Underwriter or any affiliated companies, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S), and that such Underwriter and its affiliates, either directly or indirectly through any third parties acting on behalf of such Underwriter or any affiliates, have complied and will comply with the sales restrictions provided for in Regulation S.

In addition, the offering for sale or sale of the shares within the United States prior to the expiration of 40 days from the date the shares are first listed or the date the shares are first issued, whichever comes later, by a dealer not participating in the Offering may violate the registration requirements of the Securities Act, if such offering or sale is not made in compliance with Rule 144A of the Securities Act or under another exception to the registration requirements of the Securities Act.

Each Underwriter will represent or agree that (i) prior to the expiration of six months from the date on which the shares are issued, it has not offered for sale or sold, and will not offer for sale or sell, any shares in the United Kingdom except to "qualified investors" (within the meaning of the Part VI prospectus provisions of the Financial Services and Markets Act 2000 ("FSMA"), and that it has not otherwise offered for sale or sold, and will not otherwise offer for sale or sell any shares in the United Kingdom under circumstances that have resulted or will result in a public offer in the United Kingdom within the meaning of the FSMA; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company, and (iii) it has complied with and will comply with all applicable provisions of the FSMA with respect to all actions taken by the Underwriter in relation to the shares in, from, or otherwise in connection with the United Kingdom. Furthermore, each Underwriter will undertake to comply with regulatory restrictions applicable to the Offering in foreign jurisdictions, in particular, in member states of the European Economic Area (EEA).

Certain of the Underwriters have provided or provide services to the Company or the Selling Shareholders on a regular basis, and maintain normal business relations with the Company in their capacity as credit institutions or lenders in connection with the Company's loan facilities.

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FINANCIAL SECTION

DCC HOLDCO 3 (DREI) GmbH, WETTER
AND
GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

COMBINED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
STANDARDS (IFRS) FOR THE YEAR ENDED
SEPTEMBER 30, 2005, COMPARATIVE INFORMATION FOR THE YEARS
ENDED SEPTEMBER 30, 2004 AND 2003

DCC AND GOTTWALD
COMBINED INCOME STATEMENT

	Note	2005	2004	2003
			(in t€)	
Sales	3	881,593	810,129	843,996
Cost of sales		(654,038)	(621,736)	(695,902)
Gross Profit		**227,555**	**188,393**	**148,094**
R & D expense	5	(17,134)	(20,183)	(35,729)
Selling, general and administrative expense	6	(190,549)	(168,084)	(174,116)
Other operating income (expense), net	7	15,571	6,220	5,821
Profit Share on associated companies	8	669	782	689
Earnings before interest and taxes (EBIT)		**36,112**	**7,128**	**(55,241)**
Interest and similar income/(expense), net	9	(33,575)	(37,168)	(12,277)
Earnings before tax (EBT)		**2,537**	**(30,040)**	**(67,518)**
Income tax credit/(expense)	10	(2,035)	10,574	21,653
Net income after tax (NIAT)		**502**	**(19,466)**	**(45,865)**

The accompanying notes are an integral part of the combined financial statements.

DCC AND GOTTWALD
COMBINED BALANCE SHEET

	Note	September 30 2005	2004	2003
			(in t€)	
Goodwill	11	119,729	118,648	119,085
Other intangible assets	11	60,108	59,885	68,646
Property, plant + equipment	12	123,229	159,667	180,536
Investment property	13	21,622	1,162	1,839
Investments in associates	14	11,480	10,870	10,800
Other investments	15	1,010	860	792
Unamortized debt issuance cost	16	5,202	7,305	13,748
Long-term trade receivables	17	3,373	3,662	4,506
Other long-term assets	18	4,853	8,453	3,775
Deferred tax assets	19	75,576	67,679	53,274
Total non-current assets		**426,182**	**438,191**	**457,001**
Inventories	20	169,289	167,365	194,247
Advance payments made		892	1,205	1,277
Accounts receivable	21,22	151,040	145,656	160,984
Short-term financial receivables		57,890	18,379	6,754
Income tax receivables		306	213	0
Other current assets	23	18,935	20,214	38,123
Cash and cash equivalents	24	43,166	35,516	45,537
Total current assets		**441,518**	**388,548**	**446,922**
Total assets		**867,700**	**826,739**	**903,923**
Shareholders investment		235,777	135,601	55,340
Revaluation, hedging, translation reserves, actuarial gains & losses (SORIE)		(9,339)	(4,128)	(6,962)
Retained Earnings, net of minorities		(65,931)	(66,401)	(46,514)
Equity attributable to equity holders of the parent	25	**160,507**	**65,072**	**1,864**
Minority interest		84	0	0
Total equity		**160,591**	**65,072**	**1,864**
Long-term interest-bearing loans and borrowings	26	264,181	323,698	396,050
Pension plans and similar commitments	28	139,422	122,188	124,937
Long-term provisions	31	7,446	7,158	10,174
Other long-term liabilities	29	27,041	32,814	31,936
Deferred tax liabilities	19	18,975	20,036	22,233
Non-current liabilities		**457,065**	**505,894**	**585,330**
Short-term interest-bearing loans and borrowings and current maturities of long-term debt	30	15,151	17,080	16,706
Accounts payable		65,189	74,111	62,681
Advance payments received		57,083	47,638	73,915
Short-term provisions	31	21,005	24,928	46,778
Accrued tax liabilities (income/trade)		7,414	7,630	24,313
Other short-term liabilities	32	84,202	84,386	92,336
Total current liabilities		250,044	255,773	316,729
Total liabilities and shareholders' equity		**867,700**	**826,739**	**903,923**

The accompanying notes are an integral part of the combined financial statements.

DCC UND GOTTWALD
COMBINED STATEMENT OF CASH FLOW

	2005	2004	2003
		(in t€)	
Net income after tax	**502**	**(19,466)**	**(45,865)**
Depreciation & amortization	32,744	38,115	55,743
Interest income/expense, net	33,575	37,168	12,277
Income taxes	2,035	(10,574)	(21,653)
Subtotal	**68,856**	**45,243**	**502**
Change in inventory	1,530	24,900	78,274
Change in accounts receivable (trade)	(2,461)	15,100	23,845
Change in accounts payable (trade)	(11,598)	12,792	2,618
Change in advance payments, net	8,750	(26,050)	5,568
Contributions to pension funds	(984)	(968)	0
(Gain) loss on disposal of fixed assets	(2,195)	(1,152)	(354)
change in other assets/liabilities	(12,007)	(43,080)	(31,009)
Cash Flow from operations before interest & taxes	**49,891**	**26,785**	**79,444**
Net interest payments	(23,301)	(16,196)	(12,581)
Income tax payments	(6,789)	(5,645)	(4,300)
Cash Flow from operating activities	**19,801**	**4,944**	**62,563**
Acquisitions (purchase price + debt)	(1,275)	(10,376)	(6)
Desinvestments	200	10,845	
Capital expenditure	(22,571)	(22,207)	(25,267)
Disposal proceeds	13,649	15,397	5,569
Cash Flow from investing activities	**(9,997)**	**(6,341)**	**(19,704)**
Free cash flow before financing*	***9,804***	***(1,397)***	***42,859***
Increase (decrease) in debt **	(103,706)	(12,617)	(83,058)
Other changes in equity	100,144	3,696	(283)
Cash Flow from financing activities	**(3,562)**	**(8,921)**	**(83,341)**
Effect of foreign exchange rate changes in free cash flow	(781)	676	3,942
Net increase/(decrease) in cash and cash equivalents	**5,461**	**(9,642)**	**(36,540)**
Cash and cash equivalents at the beginning of the year	35,516	45,537	82,394
Effect of foreign exchange rate changes on cash	2,189	(379)	(317)
Cash and cash equivalents at the end of the year	**43,166**	**35,516**	**45,537**
Free cash flow before financing, interest and tax payments*	***39,894***	***20,444***	***59,740***

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 4.*

** Memo:

	2005	2004	2003
Repayment of Siemens vendor loan note		(27,535)	
Repayment of vanilla loan note	(18,185)		
Scheduled repayment of senior debt	(4,585)	(7,540)	(6,801)
Mandatory and voluntary repayment of senior debt	(41,696)	(82,155)	
Repayment of mezzanine debt	(30,904)		
Mezzanine loan borrowings	20,000	30,000	
Senior loan borrowings	65,000		
Increase (decrease) in other financial debt	(93,336)	74,613	(76,257)
	(103,706)	**(12,617)**	**(83,058)**

The accompanying notes are an integral part of the combined financial statements.

DCC AND GOTTWALD

COMBINED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Fair value of effective portion of cash flow hedges		1,330	(1,330)
Fair value of available-for-sale financial instruments	27	(7)	4
Recognized actuarial gains and losses	(8,708)	2,293	(1,510)
Foreign exchange translation differences	3,470	(782)	(4,126)
Net Income recognized directly in equity	**(5,211)**	**2,834**	**(6,962)**
Net income after tax	502	(19,466)	(45,865)
Total recognized income and expenses for the year	**(4,709)**	**(16,632)**	**(52,827)**

The accompanying notes are an integral part of the combined financial statements.

DCC AND GOTTWALD

COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

	Shareholders Investment	Retained earnings	Statement of recognized income and expenses (SORIE)	Minority Interests	Total equity (gross)
			(in t€)		
Balance at October 1, 2002	55,340	(650)		0	54,690
Net income after tax		(45,864)			(45,864)
Other changes			(6,962)		(6,962)
Balance at September 30, 2003	**55,340**	**(46,514)**	**(6,962)**	**0**	**1,864**
Net income after tax		(19,467)			(19,467)
Other changes	80,261	(420)	2,834		82,675
Balance at September 30, 2004	**135,601**	**(66,401)**	**(4,128)**	**0**	**65,072**
Net income after tax		502			502
Other changes	100,176	(32)	(5,211)	84	95,017
Balance at September 30, 2005	**235,777**	**(65,931)**	**(9,339)**	**84**	**160,591**

The accompanying notes are an integral part of the combined financial statements.

DCC AND GOTTWALD

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1) Business description and basis of combination

On September 24, 2002 private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, the DCC and the Gottwald business (the "Acquisition").

DCC HoldCo 3 (drei) GmbH is the parent company of the DCC group, one of the two leading providers of industrial cranes and components with worldwide coverage. Gottwald HoldCo 3 (drei) GmbH is the leading company of the Gottwald group, the world's number one producer of mobile harbor cranes and a pioneer in automated container handling and integrated software solutions.

DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation (*Aktiengesellschaft*).

The Combined financial statements have been prepared in accordance with International Financial Standards ("IFRS") solely for the purposes of presenting financial information of the combined group ("the Group") for potential investors and may not be consistent with the financial results that would have resulted had the groups been consolidated prior to September 30, 2005.

The combined business activities of DCC and Gottwald as shown herein are the development, manufacturing and distribution of industrial cranes and services (DCC) and development, manufacturing and distribution of port technology (Gottwald). The operations included in the Combined financial statements economically correspond to the currently planned future operating activities of DCC and Gottwald.

These Combined Financial Statements do not represent published accounts of a legally existing entity but are set up to present the comparable history of the combined unit. The combined unit has historically functioned independently as subsidiaries of Demag Holding.

As Combined financial statements have not been prepared previously, either under IFRS or under any other GAAP, the reconciliations which would otherwise be required under IFRS 1.39 are not considered necessary.

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Demag Holding will not continue to provide financing or these services on an ongoing basis.

Had the business been fully integrated throughout the periods presented, the financial position, results of operations and cash flows of the combined DCC group and Gottwald group might have been different. Accordingly, the Combined financial statements do not purport either to represent what the financial condition, results of operations and cash flows would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project the financial position, results of operations and cash flows for any future period or at any future date.

The Combined financial statements of DCC and Gottwald for the financial year ended September 30, 2005 with comparative information for the financial years ended September 30, 2004, September 30, 2003 were derived from the audited Consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the audited Consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, each covering the same periods. Each of these Consolidated financial statements include voluntarily the opening balance sheet as of October 1, 2002. As this information is not necessarily required under IFRS 1.6, the opening balance sheet has not been included in the Combined financial statements.

1) Business description and basis of combination (Continued)

All notes fully reflect the aggregation of the Consolidated financial statements of DCC and Gottwald with appropriate changes made in view of the size of the combined entity as well as changes made to the format of presentation of information. Eliminations of intercompany transactions between DCC and Gottwald have been made as necessary (see also note 2 "Significant accounting policies" to the Combined financial statements).

For the financial periods presented, DCC HoldCo 3 (drei) GmbH had no participation in Gottwald HoldCo 3 (drei) GmbH. Therefore the equity in the Combined financial statements is a mere addition of the equity figures of the consolidated DCC HoldCo 3 (drei) GmbH and the consolidated Gottwald HoldCo 3 (drei) GmbH and has been presented as shareholders investment.

2) Significant accounting policies

The Combined financial statements were authorized for issue on April 21, 2006.

Statement of compliance

The Combined financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB). These financial statements carry comparative data for all three years of the DCC Group and the Gottwald Group. All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective on September 30, 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods. IAS 24 "Related Parties" has been applied in the version of January 1986.

Basis of preparation

The Combined financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on an historical cost basis with the exception that derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale are stated at their fair value. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The results form the basis of making the judgments about carrying values of assets and liabilities are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year. The most significant of these are listed in Note 38 ("Accounting estimates and judgments").

The accounting policies set out below have been applied consistently to all periods presented in these Combined financial statements and by all Group entities.

2) Significant accounting policies (Continued)

Basis of Consolidation

The Combined financial statements include the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH and substantially all directly or indirectly controlled subsidiaries. Certain group entities, which are accounted for at cost and recorded under Shares in affiliated companies, have not been included in these financial statements because their aggregated effect on net sales, net income (loss) and shareholders' equity was immaterial.

Associated companies in which the Group – directly or indirectly – has the ability to exercise significant influence over operating and financial policies (generally 20% to 50% of the ownership interests) are accounted for in accordance with the equity method.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are accounted for in accordance with IAS 31 using the equity method.

Investments in which the Group does not control or exercise significant influence (generally less than 20% ownership) are accounted for at fair value or at cost, if fair values cannot be determined on a reasonable basis. They are disclosed as other share investments.

All significant intercompany transactions between DCC and Gottwald (sales and cost of sales respectively) have been eliminated in the combination procedure.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Euro at foreign exchange rates ruling at the dates the fair value was determined.

The assets and liabilities of foreign subsidiaries where the functional currency is different from Euro are translated using the exchange rates at the end of each financial year, while the statements of income are translated using the average exchange rates during the period.

Differences that arise from the translation of assets and liabilities in comparison to the translation of the previous period are shown as translation adjustments within the changes in the Statement of recognized income and expense (SORIE). These adjustments result mainly from companies in the US, U.K., Brazil, India and Switzerland.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense). Financing related foreign currency transaction gains and losses are included in interest and similar income (expense).

2) Significant accounting policies (Continued)

The exchange rates, expressed in foreign currency per Euro, of the significant currencies of non-Euro countries used for the consolidated financial statements were as follows:

		Year-end exchange rate September 30			Average rate for the year ending September 30		
Country	ISO code	2005	2004	2003	2005	2004	2003
USA	USD	1.2042	1.2409	1.1597	1.2717	1.2166	1.0843
United Kingdom	GBP	0.6820	0.6868	0.6955	0.6877	0.6792	0.6770
Switzerland	CHF	1.5561	1.5524	1.5391	1.5447	1.5492	1.4992
Brazil	BRL	2.6683	3.5205	3.3979	3.2769	3.5952	3.5856
India	INR	53.0714	56.7596	53.2012	56.0073	55.3612	51.3136

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

Sales

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. For product sales that require installing the product at the customer location, which is essential to the functionality of the product sold, sales are recognized when the equipment has been delivered to and installed at the customer location. Concerning multi-component-contracts the recognition of sales from goods sold and services rendered are separated. Sales from services are recognized either after the service is rendered or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Some sales from major customer specific long-term projects are recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. Contract loss provisions are established in the period when the current estimate of total contract costs exceeds total contract revenue.

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income.

The Gottwald group sells some machines to leasing companies, which then enter into lease agreements with the end-user for periods normally ranging from one to five years. Under certain conditions, Gottwald is obligated to repurchase the machine from the leasing company or to reimburse the leasing company for economic losses incurred through a default by the end-user. Gottwald's revenue recognition policy for machine sales under such arrangements depends upon the terms of the underlying lease agreement. If, based on the terms of the lease agreement, Gottwald retains substantial risks of ownership in the leased machine, the related assets and financial liabilities are included in the balance sheet and sales and gross profits are recognized over the lease term. If substantial risks of ownership are not retained, revenue is recognized in full upon shipment or delivery, consistent with normal sales.

Cost of Sales

The Cost of sales includes costs directly attributable to the production process.

2) Significant accounting policies (Continued)

Research and Development Expenses

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Derivative Financial Instruments

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

Goodwill

Business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

Intangible Assets

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

2) Significant accounting policies (Continued)

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Group has sufficient resources to complete the development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses.

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditure on intangible assets is capitalized only if it significantly increases the future economic benefits embodied in the specific asset to which it relates and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Group amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) are not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the reporting unit.

Table of estimated useful lives for intangible assets

	Average useful life
Order and production backlog	1 year
Patents, licenses and similar rights	5 years
Capitalized development projects	5 years
Brands	Indefinite
Software	3 years
Service contracts	6 years

Property, plant and equipment

Property, plant, and equipment are valued at acquisition cost less accumulated depreciation and any impairment in value (see below). Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses (see below).

Major repairs and maintenance projects are recognized in the carrying amount of an item of property, plant and equipment if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost related to the project can be measured reliably. Cost of its

2) Significant accounting policies (Continued)

dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as incurred.

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Parts of an item of property, plant and equipment with costs that are significant in relation to the total cost or with useful lives that are significantly different to those of other parts are depreciated separately.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or – if reflecting actual economic use – using the declining-balance method until the straight-line method yields larger expenses.

The following estimated useful lives are used:

	Average useful life
Factory and office buildings	25 to 33 years
Other buildings	8 to 25 years
Technical machinery & equipment	5 to 12 years
Furniture & office equipment	3 to10 years
Vehicles	5 to 8 years
IT equipment and hardware	3 to 5 years

Investment property

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model. Depreciation is recognized as described in property plant and equipment and is expensed in the income statement.

Other Investments

The Group does not hold any securities classified as trading or held-to-maturity. Debt securities for which the Group does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items, such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Group on the date it commits to purchase/sell the investments.

Unamortized debt issuance cost

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

2) Significant accounting policies (Continued)

Inventories

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

Accounts receivable

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

Other current assets

Other current assets are stated at their cost less provisions to reflect realizable value.

Cash and cash equivalents

The Group considers all highly liquid investments to be cash equivalents.

Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as expense in the income statement as incurred.

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by determining the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rate bonds that have maturity dates approximating to the terms of the Group's obligations.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. If the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement. Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate assumptions used reflect the rates available as of balance sheet date on high quality fixed income debt instruments that have maturity dates approximating to the terms of the Group's obligations.

2) Significant accounting policies (Continued)

Provisions

A provision is recognized in the balance sheet if the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

In the ordinary course of business, the Group's subsidiaries observe the existing environmental laws and regulations. Therefore they have made provisions for the estimated financial impact of environmental clean up related cost. The Group accrues for losses associated with environmental remediation obligations, when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations are generally recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

A provision for restructuring is recognized through the Income statement when the Group has approved and announced a restructuring plan. Only where the plan is associated with an acquisition and the plan is in existence at the date of acquisition, these amounts are reflected in the purchase price allocation and result in an increase in goodwill. All changes in estimates are recorded through income statement. Future operating costs are not provided for.

A provision for onerous contracts is recognized in the case that the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Accounts payable

Trade and other payables are stated at cost.

Impairment and recoverability of assets

The carrying amounts of the Group's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Group's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate

2) Significant accounting policies (Continued)

(i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect to a receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3) Sales

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Sales of Goods	598,946	544,573	592,772
Other sales	282,647	265,556	251,224
Total sales	**881,593**	**810,129**	**843,996**

Other sales include revenues from services.

Sales to customers presented by geographic region are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Germany	181,786	181,202	192,169
Europe (excluding Germany)	367,690	305,698	338,853
The Americas	155,347	132,289	148,518
Other regions	176,770	190,940	164,456
Total sales	**881,593**	**810,129**	**843,996**

4) Segment Reporting

The Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segments" and also in the secondary segment reporting format "geographical segments". This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

4) Segment Reporting (Continued)

Primary reporting format (business segments)

The Group has three reportable segments based on the nature of products and services provided, which are Industrial Cranes, Port Technology and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. In the "Port Technology" segment the Group develops, manufactures, assembles, delivers and maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions. The "Services" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here. The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and
- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof).

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

4) Segment Reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

Revenues (by segment)	Year ended September 30		
	2005	2004	2003
		(in t€)	
Industrial Cranes	409,915	393,563	439,728
Port Technology	237,069	194,917	183,423
Services	234,609	221,649	220,845
Total revenues*	**881,593**	**810,129**	**843,996**

* *thereof intersegment sales* ... *15,720* *5,599* *6,115*

Gross profit (by segment)	Year ended September 30		
	2005	2004	2003
		(in t€)	
Industrial Cranes	103,397	87,368	111,462
Port Technology	52,000	43,622	43,699
Services	86,748	74,790	78,217
Adjusted gross profit	**242,145**	**205,780**	**233,378**
Adjustments (unallocated non-segmental):			
+/- Effects from Purchase accounting in inventory		459	(59,585)
- Effects from Purchase accounting deprec./amortiz.	(11,791)	(16,372)	(21,100)
- Adjustments for one off effects	(2,799)	(1,474)	(4,599)
Gross profit	**227,555**	**188,393**	**148,094**

Segment profit (adjusted EBIT)	Year ended September 30		
	2005	2004	2003
		(in t€)	
Industrial Cranes*	1,265	(15,883)	(1,661)
Port Technology	20,382	15,549	9,587
Services	42,347	34,445	44,270
Segment profit (adjusted EBIT)	**63,994**	**34,111**	**52,196**
Adjustments (unallocated non-segmental):			
+/- Effects from Purchase accounting in inventory		459	(59,585)
- Effects from Purchase accounting deprec./amortiz.	(11,791)	(16,372)	(31,765)
- adjustments for one off effects **	(14,576)	(9,380)	(14,397)
- Adjustments for Holding charges	(1,515)	(1,690)	(1,690)
EBIT	**36,112**	**7,128**	**(55,241)**

	2005	2004	2003
* *thereof share of profit in associated companies*	*669*	*782*	*689*
** *thereof:*			
Restructuring/Consulting	*(13,802)*	*(6,927)*	*(3,503)*
Severance & Redundancy Costs	*(12,281)*	*(6,142)*	*(4,592)*
Profit from divestments	*2,717*	*4,115*	
Other	*8,790*	*(426)*	*(6,302)*

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag

4) Segment Reporting (Continued)

Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

Secondary reporting format (geographical segments)

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

	Year ended September 30		
	2005	2004	2003
		(in m€)	
Germany	182	181	192
Europe (excluding Germany)	368	306	339
The Americas	155	132	149
Other regions	177	191	164
	882	**810**	**844**

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Segment profit (Adjusted EBIT)	**63,994**	**34,111**	**52,196**
+ Depreciation/Amortization	20,954	21,744	23,979
Adjusted EBITDA	**84,948**	**55,855**	**76,175**

For cash flow purposes the Group does not manage its cash flow by segment, it does manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cash flow from operating activities	19,801	4,944	62,563
Cash flow from investing activities	(9,997)	(6,341)	(19,704)
Free Cash flow before financing	**9,804**	**(1,397)**	**42,859**
Net interest payments	23,301	16,196	12,581
Income tax payments	6,789	5,645	4,300
Free Cash flow before financing, interest and tax payments	**39,894**	**20,444**	**59,740**

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable.

4) Segment Reporting (Continued)

These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

5) Research & development expense

	Year ended September 30		
	2005	2004	2003
		(in t€)	
R&D expenses	(21,722)	(21,150)	(35,729)
Capitalized development expenses	4,588	967	0
Total R&D expenses	**(17,134)**	**(20,183)**	**(35,729)**

For further information on capitalized development expenses please refer to Note 11 (Intangible assets and Goodwill).

6) Selling, general and administrative expense

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Marketing & selling expenses	(122,682)	(111,395)	(126,687)
General & administration expenses	(67,867)	(56,689)	(47,429)
Selling, general and administrative expenses	**(190,549)**	**(168,084)**	**(174,116)**

Selling expenses include sales commissions to agents.

7) Other operating income and expense

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Foreign currency transaction gains	3,734	1,289	5,330
Foreign currency transaction losses	(2,408)	(2,005)	(6,301)
Gains on disposal of non-current assets	5,641	5,621	1,627
Losses on disposal of non-current assets	(3,582)	(4,469)	(1,273)
Other restructuring expenses		(1,017)	(1,355)
Income from the release of other accruals	6,934	504	2,164
Rental income from investment properties	118	216	281
Income from reversal of impairment	3,710		
Miscellaneous, net	1,424	6,081	5,348
Other operating income (expense), net	**15,571**	**6,220**	**5,821**

8) Profit share on associated companies

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Share of profit in MHE Demag Singapore	669	782	689
Total	**669**	**782**	**689**

Share of profits of associates relates to DCC's 50% participation in MHE Demag Pty. Ltd. Singapore.

9) Interest and similar income (expense) net

	Year ended September		
	2005	2004	2003
		(in t€)	
Currency gains	2,650	7,161	29,466
Currency losses	(2,345)		
Mark-to-market revaluation from interest rate swaps	(698)	(570)	
Amortization of debt issuance cost	(9,558)	(9,719)	(2,846)
Interest on Vanilla loan	(615)	(7,015)	(8,016)
Interest on Vendor loan		(5,292)	(12,058)
Interest on Senior Credit Facility	(2,961)	(9,345)	(11,598)
Interest on Mezzanine Credit Facility	(2,806)	(1,758)	
Interest expense on pension provision	(7,303)	(6,906)	(7,404)
Interest expense on LT provision	(848)	(1,219)	(1,325)
Expected interest return on plan assets	515	514	(207)
Other interest and similar expense	(9,606)	(3,019)	1,711
Interest and similar income (expense), net	**(33,575)**	**(37,168)**	**(12,277)**

As of January 31, 2005 the Vanilla loan associated with Gottwald has been repaid.

In 2003 the mark-to-market effect from the interest rate swaps, t€ 2,071, was charged through equity (t€ 1,268 net of deferred taxes). This charge was reversed through the income statement within the financial year 2004. The hedging requirements were not met any more, because the underlying credit agreements were eliminated due to refinancing measures.

10) Income tax credit/(expense)

As of September 30, 2005, deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39%. Deferred taxes for foreign companies are based on enacted local tax rates.

10) Income tax credit/(expense) (Continued)

Income tax credit/(expense) for the year ending September 30, 2005 and the comparative prior years consisted of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current income taxes			
Germany	(799)	(1,502)	(625)
Other countries	(4,321)	(7,971)	(4,012)
Subtotal	**(5,120)**	**(9,473)**	**(4,637)**
Deferred taxes			
Germany	2,040	18,027	25,249
Other countries	1,045	2,020	1,041
Subtotal	**3,085**	**20,047**	**26,290**
Income tax credit/(expense)	**(2,035)**	**10,574**	**21,653**

Income tax credit/(expense) differs from German expected blended tax rate (39%) as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Calculated tax credit/(expense) at aggregate German rate	(1,039)	11,676	26,395
German trade tax and other foreign taxes	(212)	553	2,392
Change in valuation allowances	(3,000)	2,983	(7,739)
Other permanent differences	2,216	(4,638)	605
Income tax credit/(expense)	**(2,035)**	**10,574**	**21,653**

In the year ending September 30, 2005 t€ 3,000 of valuation allowance on the deferred tax asset for losses carried-forward was released in a German entity of DCC based on improved future expectations and the corresponding improved recoverability of the tax asset,

Deferred tax credit/(expense) recognized directly in equity is as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Relating to hedging			742
Relating to actuarial gains and losses in pensions	5,198	856	(388)
Relating to others	125		
	5,323	**856**	**354**

For information on deferred tax assets and liabilities please refer to Note 19) ("Deferred tax assets and liabilities").

11) Intangible assets and Goodwill

	Goodwill	Brands	Patents	Capitalized development cost under construction	Capitalized development cost	Software	Others	Other intangible assets	Total
					(in t€)				
Cost									
Balance at October 1, 2002	119,443	27,261	15,418			3,379	47,437	93,495	212,938
Additions			201			462	4,484	5,147	5,147
Disposals	(354)						(19,610)	(19,610)	(19,964)
Reclassifications	(4)						49	49	45
Other changes									
Effect of movements in foreign exchange			(5)				(137)	(142)	(142)
Balance at September 30, 2003	**119,085**	**27,261**	**15,614**	**0**	**0**	**3,841**	**32,223**	**78,939**	**198,024**
Balance at October 1, 2003	119,085	27,261	15,614			3,841	32,223	78,939	198,024
Additions	173			967		4,178	1,054	6,199	6,372
Disposals	(610)					(1,104)	(356)	(1,460)	(2,070)
Reclassifications			(412)			8,247	(7,640)	195	195
Other changes									
Effect of movements in foreign exchange			(3)			1	(59)	(61)	(61)
Balance at September 30, 2004	**118,648**	**27,261**	**15,199**	**967**	**0**	**15,163**	**25,222**	**83,812**	**202,460**
Balance at October 1, 2004	118,648	27,261	15,199	967		15,163	25,222	83,812	202,460
Additions	1,150		82	4,045	544	3,365	172	8,208	9,358
Disposals	(200)		(97)			(3,444)		(3,541)	(3,741)
Reclassifications	84			(442)	442	814	(613)	201	285
Other changes	27								27
Effect of movements in foreign exchange	20		2			57	53	112	132
Balance at September 30, 2005	**119,729**	**27,261**	**15,186**	**4,570**	**986**	**15,955**	**24,834**	**88,792**	**208,521**

11) Intangible assets and Goodwill (Continued)

	Goodwill	Brands	Patents	Capitalized development cost under construction	Capitalized development cost	Software	Others	Other intangible assets	Total
					(in t€)				
Amortization and impairment losses									
Balance at October 1, 2002									
Amortization for the year			(3,116)			(1,331)	(25,220)	(29,667)	(29,667)
Impairment charge									
Reversal of impairment losses									
Disposals							19,348	19,348	19,348
Other changes									
Effect of movements in foreign exchange			1				25	26	26
Balance at September 30, 2003	**0**	**0**	**(3,115)**	**0**	**0**	**(1,331)**	**(5,847)**	**(10,293)**	**(10,293)**
Balance at October 1, 2003			(3,115)			(1,331)	(5,847)	(10,293)	(10,293)
Amortization for the year			(3,071)			(4,037)	(4,108)	(11,216)	(11,216)
Impairment charge		(2,224)	(1,670)					(3,894)	(3,894)
Reversal of impairment losses									
Disposals						1,095	356	1,451	1,451
Other changes			63			(1,320)	1,257		
Effect of movements in foreign exchange			1				24	25	25
Balance at September 30, 2004	**0**	**(2,224)**	**(7,792)**	**0**	**0**	**(5,593)**	**(8,318)**	**(23,927)**	**(23,927)**
Balance at October 1, 2004		(2,224)	(7,792)			(5,593)	(8,318)	(23,927)	(23,927)
Amortization for the year			(3,065)		(72)	(4,615)	(4,062)	(11,814)	(11,814)
Impairment charge						(23)	(92)	(115)	(115)
Reversal of impairment losses		2,040	1,670					3,710	3,710
Disposals			97			3,434		3,531	3,531
Other changes									
Effect of movements in foreign exchange			(2)			(38)	(29)	(69)	(69)
Balance at September 30, 2005	**0**	**(184)**	**(9,092)**	**0**	**(72)**	**(6,835)**	**(12,501)**	**(28,684)**	**(28,684)**
Carrying amounts									
At October 1, 2002	119,443	27,261	15,418			3,379	47,437	93,495	212,938
At September 30, 2003	119,085	27,261	12,499			2,510	26,376	68,646	187,731
At October 1, 2003	119,085	27,261	12,499			2,510	26,376	68,646	187,731
At September 30, 2004	118,648	25,037	7,407	967		9,570	16,904	59,885	178,533
At October 1, 2004	118,648	25,037	7,407	967		9,570	16,904	59,885	178,533
At September 30, 2005	**119,729**	**27,077**	**6,094**	**4,570**	**914**	**9,120**	**12,333**	**60,108**	**179,837**

11) Intangible assets and Goodwill (Continued)

In the fiscal year 2005, t€ 4,045 of capitalized development cost was included in assets under construction, thereof Mobile Harbor Cranes t€ 2,516 (2004 t€ 0), Cranes on Barge t€ 77 (2004 t€ 162), Automated Stacker Cranes t€ 1,107 (2004 t€ 526), E-Automated Guide Vehicle t€ 344 (2004 t€ 0). Capitalized R&D has been tested for impairment with the following result: No impairment losses.

Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cost of sales	(10,104)	(13,343)	(27,660)
Research and development	(1,015)	(1,448)	(1,133)
Selling, general and administration	(810)	(272)	(848)
Other operating expenses		(47)	(26)
Total amortization and impairment charge	**(11,929)**	**(15,110)**	**(29,667)**

Goodwill

Goodwill originated mainly from the Acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Group is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

Impairment loss on intangible items and subsequent reversal

In the financial year 2004 an impairment of t€ 3,894 was recorded related to DCC and consists of t€ 2,224 on brands and t€ 1,670 on patents as an adjustment to fair market value due to adjusted sales expectations of the respective product groups. This impairment has been substantially reversed in 2005.

Impairment tests for cash-generating units containing goodwill

The Cash Generating Units for the determination of Goodwill are the acquired business groups DCC and Gottwald, as stated in Note 1. The regular impairment tests on the value of goodwill did not show any need for impairments to be taken into account.

12) Property, plant and equipment

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and constructions in progress	Property, plant and equipment under capital leases	Total
				(in t€)			
Cost							
Balance at October 1, 2002	39,319	70,034	61,796	18,344	2,964	323	192,780
Other acquisitions		1,606	10,937	5,577	2,473	46	20,639
Disposals	(1,011)	(1,433)	(1,489)	(2,190)	(460)		(6,583)
Reclassifications		(202)	426	531	(904)		(149)
Other changes					(55)		(55)
Effect of movements in foreign exchange	(558)	(704)	(249)	(399)	(30)	(2)	(1,942)
Balance at September 30, 2003	**37,750**	**69,301**	**71,421**	**21,863**	**3,988**	**367**	**204,690**
Balance at October 1, 2003	37,750	69,301	71,421	21,863	3,988	367	204,690
Other acquisitions	488	5,691	5,718	3,433	614	62	16,006
Disposals	(3,584)	(6,024)	(5,339)	(3,544)	5	(370)	(18,856)
Reclassifications		2,491	786	(365)	(2,669)		243
Other changes					55		55
Effect of movements in foreign exchange	(124)	(103)	(94)	(123)	(23)		(467)
Balance at September 30, 2004	**34,530**	**71,356**	**72,492**	**21,264**	**1,970**	**59**	**201,671**
Balance at October 1, 2004	34,530	71,356	72,492	21,264	1,970	59	201,671
Other acquisitions	130	858	6,393	3,030	4,018	64	14,493
Transfer to investment property	(6,541)	(17,355)					(23,896)
Disposals	(5,033)	(5,062)	(1,862)	(2,909)	(438)		(15,304)
Reclassifications		730	850	(387)	(1,395)		(202)
Other changes		(4)	4		(130)		(130)
Effect of movements in foreign exchange	123	1,256	595	461	158	4	2,597
Balance at September 30, 2005	**23,209**	**51,779**	**78,472**	**21,459**	**4,183**	**127**	**179,229**

12) Property, plant and equipment (Continued)

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and constructions in progress	Property, plant and equipment under capital leases	Total
				(in t€)			
Depreciation and impairment losses							
Balance at October 1, 2002							
Depreciation charge for the year	(18)	(5,537)	(12,070)	(8,188)		(95)	(25,908)
Disposals		35	164	1,468			1,667
Effect of movements in foreign exchange	1	19	25	42			87
Balance at September 30, 2003	**(17)**	**(5,483)**	**(11,881)**	**(6,678)**	**0**	**(95)**	**(24,154)**
Balance at October 1, 2003	(17)	(5,483)	(11,881)	(6,678)		(95)	(24,154)
Depreciation charge for the year	(16)	(5,007)	(11,245)	(6,617)		(51)	(22,936)
Disposals		550	1,303	3,004		129	4,986
Effect of movements in foreign exchange	1	22	1	76			100
Balance at September 30, 2004	**(32)**	**(9,918)**	**(21,822)**	**(10,215)**	**0**	**(17)**	**(42,004)**
Balance at October 1, 2004	(32)	(9,918)	(21,822)	(10,215)		(17)	(42,004)
Depreciation charge for the year	(5)	(4,085)	(10,977)	(4,692)		(20)	(19,779)
Reversal of impairment losses			(9)				(9)
Transfer to investment property		2,439	65	(65)			2,439
Disposals	37	707	943	2,171			3,858
Effect of movements in foreign exchange		(176)	(113)	(215)		(1)	(505)
Balance at September 30, 2005	**0**	**(11,033)**	**(31,913)**	**(13,016)**	**0**	**(38)**	**(56,000)**
Carrying amounts							
At October 1, 2002	39,319	70,034	61,796	18,344	2,964	323	192,780
At September 30, 2003	37,733	63,818	59,540	15,185	3,988	272	180,536
At October 1, 2003	37,733	63,818	59,540	15,185	3,988	272	180,536
At September 30, 2004	34,498	61,438	50,670	11,049	1,970	42	159,667
At October 1, 2004	34,498	61,438	50,670	11,049	1,970	42	159,667
At September 30, 2005	**23,209**	**40,746**	**46,559**	**8,443**	**4,183**	**89**	**123,229**

12) Property, plant and equipment (Continued)

Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property plant and equipment in the years ended September 30, 2005, 2004 and 2003, respectively.

Leased property and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

	September 30		
	2005	2004	2003
		(in t€)	
Land and building			
Technical facilities, factory and office equipment	126	58	367
Less accumulated amortization	(38)	(17)	(95)
Total	**88**	**41**	**272**

For obligations under capital leases an amount of t€ 71 (net present value) is included in long term debt as of September 30, 2005 (2004: t€ 24, 2003: t€ 221). For further information on leasing issues, please refer to Note 33).

Property, plant and equipment under construction

The assets under construction as per September 30, 2005 mainly include the following items:

	(in t€)
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai: New plant assembly lines for DR, DC and manufacturing license application	1,246
Demag Cranes & Components Corp., Cleveland: Siemens logistics Uniload project and Tacking fixtures	786
A new paint workshop (Gottwald)	446
Canals (Gottwald)	215

13) Investment property

	Land	Buildings and land improvements	Total
		(in t€)	
Cost			
Balance at October 1, 2002	862	1,522	**2,384**
Disposals	(124)	(342)	**(466)**
Effect of movements in foreign exchange	8	1	**9**
Balance at September 30, 2003	**746**	**1,181**	**1,927**
Balance at October 1, 2003	746	1,181	**1,927**
Disposals	(226)	(420)	**(646)**
Effect of movements in foreign exchange	1		**1**
Balance at September 30, 2004	**521**	**761**	**1,282**
Balance at October 1, 2004	521	761	**1,282**
Other acquisitions			
Transfer to/from property, plant and equipment	6,541	17,355	**23,896**
Disposals		(54)	**(54)**
Effect of movements in foreign exchange	8	29	**37**
Balance at September 30, 2005	**7,070**	**18,091**	**25,161**
Depreciation and impairment losses			
Balance at October 1, 2002			
Depreciation charge for the year		(89)	**(89)**
Effect of movements in foreign exchange			
Balance at September 30, 2003		**(89)**	**(89)**
Balance at October 1, 2003		(89)	**(89)**
Depreciation charge for the year		(60)	**(60)**
Disposals		28	**28**
Effect of movements in foreign exchange			
Balance at September 30, 2004		**(121)**	**(121)**
Balance at October 1, 2004		(121)	**(121)**
Depreciation charge for the year		(1,027)	**(1,027)**
Transfer to/from property, plant and equipment		(2,439)	**(2,439)**
Disposals		54	**54**
Effect of movements in foreign exchange		(6)	**(6)**
Balance at September 30, 2005		**(3,539)**	**(3,539)**
Carrying amounts			
At October 1, 2002	862	1,522	**2,384**
At September 30, 2003	746	1,092	**1,838**
At September 30, 2004	521	640	**1,161**
At September 30, 2005	**7,070**	**14,552**	**21,622**
Fair values at September 30, 2005	**8,719**	**14,810**	**23,529**

After initial recognition investment property is measured in accordance with IAS 40 using the cost model (cost less any accumulated depreciation and accumulated impairment losses). Depreciation is computed on the straight-line method over the estimated useful lives (10-20 years) of the related assets.

13) Investment property (Continued)

The Income statement includes t€ 118 from rental income (2004: t€ 216, 2003: t€ 281) and t€ 30 of operating expenses during the reporting periods (2004: t€ 53, 2003: t€ 79).

14) Investments in associates

		September 30			October 1
	Country	2005	2004	2003	2002
MHE Demag Pty. Ltd.	Singapore	50%	50%	50%	50%

The Group's share of post-acquisition total recognized profit or loss in the above associate for the year ended 30 September 2005 was t€ 669 (2004: t€ 782, 2003: t€ 689). The shipments to MHE included in sales for the year ended September 30, 2005 amount to t€ 13,336 (2004: t€ 10,250, 2003: t€ 10,110).

The share of profit or loss from associates recognized in the income statement is explained in Note 8) ("Profit share on associated companies"). No guarantees have been made for the liabilities of the associated company.

The key figures for MHE-Demag Pty. Ltd. reflecting only the 50% Demag's share are:

	December 31		
	2004	2003	2002
		(in t€)	
Sales	21,033	15,826	18,283
Net income	1,559	1,488	689
Non-current assets	3,560	3,571	5,098
Current assets	14,528	14,446	14,041
Accruals	954	1,129	1,299
Liabilities & Shareholders equity	17,134	16,888	17,840

15) Other investments

	September 30		
	2005	2004	2003
		(in t€)	
Shares in other related parties	15	15	15
Other share investments	150	27	27
Long-term securities	845	817	749
Other investments, net	**1,010**	**859**	**791**

16) Unamortized debt issuance cost

	September 30		
	2005	2004	2003
		(in t€)	
Balance at the beginning of the year	**7,305**	**13,748**	**16,594**
Additions	7,669	9,438	0
Amortization	(9,557)	(9,719)	(286)
Disposals	(267)	(6,150)	0
Other changes	65	(37)	(2,560)
Effect of movements in foreign currency	(13)	25	0
Balance at the end of the year	**5,202**	**7,305**	**13,748**

Unamortized debt issuance cost relates to the Group's long and short-term debt and is amortized over the life of the corresponding debt using the effective interest rate method. The amortization expense totaled t€ 9,557 in the year ended September 30, 2005 including t€ 7,305 of prior debt issuance cost written off due to the refinancing as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 7,669. In the year ended September 30, 2004 the amortizations expense totaled t€ 9,719 including the full amortization on the share allocated to the fixed rate guaranteed subordinated unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded, because of the mandatory prepayment of the Senior debt. The increase to debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/March 2004. Reference is made to note 26 "Long-term interest bearing loans and borrowings".

17) Long-term trade receivables

	September 30		
	2005	2004	2003
		(in t€)	
Non-current accounts receivable	3,918	4,452	5,370
Less allowance for doubtful accounts	(545)	(790)	(864)
Long-term trade receivables	**3,373**	**3,662**	**4,506**

Non-current trade receivables reflect trade sales to third-party customers with payment terms between one and five years. Customers are charged with market interest rates on long-term payment arrangements over the life of the receivable.

18) Other long-term assets

	September 30		
	2005	2004	2003
		(in t€)	
Non financial receivables from affiliated companies		3,127	155
Derivative financial instruments	2	74	
Other long-term asset third parties	4,851	5,252	3,620
Other long-term assets	**4,853**	**8,453**	**3,775**

19) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	September 30		
	2005	2004	2003
		(in t€)	
Receivables and other assets	850	1,241	5,607
Inventories	5,755	6,012	5,593
Intangible assets	2,229	75	223
Property, plant and equipment	1,803	946	1,639
Loss carry-forwards and tax credits	46,132	48,104	44,265
Provisions and liabilities	40,834	37,543	36,410
Other	1,044	11,900	661
Sub-total (assets)	**98,647**	**105,821**	**94,398**
Valuation allowances	(13,829)	(38,142)	(41,124)
Netting (Offset against liability)	(9,242)		
Deferred tax assets	**75,576**	**67,679**	**53,274**
Receivables and other assets	807	1,488	2,903
Inventories	486	145	1,871
Intangible assets	9,232	10,490	9,043
Property, plant and equipment	15,322	12,675	15,419
Provisions and liabilities	2,256	4,031	2,044
Other	114	12,385	12,132
Deduction of valuation allowances		(21,178)	(21,179)
Sub-total (liabilities)	**28,217**	**20,036**	**22,233**
Netting (utilization of asset)	(9,242)		
Deferred tax liabilities	**18,975**	**20,036**	**22,233**
Deferred tax assets (liabilities), net	**56,601**	**47,643**	**31,041**

The changes in deferred tax are either booked in the income statement or recognized in equity. Changes are mainly recognized in the income statement, reference is made to Note 10 on Income tax credit/(expense).

Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. With regard to improved profitability expectations, Management believes that it is probable that the deferred tax asset, net of valuation allowances, will be realized.

The Group's subsidiaries have loss carry-forwards which consist of the following:

	September 30		
	2005	2004	2003
		(in t€)	
Germany			
Corporate tax	121,136	114,059	109,758
Trade profit tax	81,506	81,394	90,515
Other countries	17,501	19,102	8,102

Losses can be carried forward indefinitely in Germany. A total of t€ 14,873 corresponding to foreign loss carry-forwards expires during the next five years, a total of t€ 2,628 thereafter. The utilization of future loss carry forwards is subject to minimum taxation in certain jurisdictions.

20) Inventories

	September 30		
	2005	2004	2003
		(in t€)	
Raw materials and supplies	39,146	28,233	27,479
Work-in-process	118,340	121,934	149,198
Finished goods and products held for resale	11,803	17,198	17,570
Inventories	**169,289**	**167,365**	**194,247**

21) Accounts receivable

	September 30		
	2005	2004	2003
		(in t€)	
Current trade accounts receivable, third parties	153,405	149,494	161,628
Notes receivable	60	11	
Less allowance for doubtful accounts	(7,660)	(8,171)	(8,938)
Trade accounts receivables, net	**145,805**	**141,334**	**152,690**
Current trade receivables from affiliated companies	5,700	4,592	7,868
Current trade receivables from related companies	841	893	1,502
Less allowance for doubtful accounts	(1,306)	(1,163)	(1,076)
Current receivables from related companies	**5,235**	**4,322**	**8,294**
Total trade accounts receivables, net	**151,040**	**145,656**	**160,984**

Trade accounts receivable are mainly non-interest-bearing.

22) Construction contracts

The Group uses the percentage of completion method ("POC") to account for certain long-term contracts. As of September 30, 2005 POC sales (costs and earnings) amounted to t€ 2,879 (2004: t€ 1,950; 2003: t€ 8,875). Advances received from customers with respect to POC contracts amounted to t€ 3,645 as of September 30, 2005 (2004: t€ 2,067; 2003: t€ 8,222).

23) Other current assets

	September 30		
	2005	2004	2003
		(in t€)	
Other tax receivables	8,174	6,458	7,548
Prepayments	945	521	503
Receivables from employees	916	812	845
Deferred charges	3,914	3,318	1,988
Derivative financial instruments	174	756	488
Receivables from affiliated companies		5,663	3,158
Receivables from related companies			19,773
Miscellaneous	4,812	2,686	3,820
Other current assets, net	**18,935**	**20,214**	**38,123**

24) Cash and cash equivalents

Cash and cash equivalents amount to t€ 43,166, thereof t€ 110 restricted in use (t€ 35,516 as of September 30, 2004, thereof t€ 8 restricted in use and t€ 45,537 as of September 30 2003, thereof t€ 0 restricted in use).

25) Equity attributable to equity holders of the parent

The Combined statement of shareholders equity summarizes the changes in equity and reserves (see page 9).

Shareholders investment

In the financial year ending September 30, 2005 the shareholders investment at DCC HoldCo 3 (drei) GmbH was increased by a payment of t€ 100,000 made by the indirect shareholder Stabilus BV. The payment was made at the instigation of the shareholder DCC Luxembourg 2 S.à r.l., without consideration and subject to the condition that it was contributed into the capital reserves of DCC HoldCo 3 (drei) GmbH.

Statement of Recognized Income and Expenses (SORIE)

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are integral to the operations of the Group.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognized.

Actuarial Gain & Loss

SORIE additionally includes changes in equity due to the recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

26) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 27 ("Financial instruments").

		Year ended September 30					
		2005		2004		2003	
	Nominal interest rate	Effective interest Rate	Carrying amount	Effective interest Rate	Carrying amount	Effective interest Rate	Carrying amount
			(in t€)		(in t€)		(in t€)
MEP loans	0.00%					0.0%	3,260
Obligations under financial leases	—		1,759		1,923		312
Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note")	10-15%					10.0%	132,291
Fair value on interest rate swaps	—		1,378		617		0
Other intercompany debt	—	variable	34,103	variable	187,555	variable	0
Vanilla loan				10.0%	18,185	10.0%	88,171
Other debt			801		625		355

26) Long-term interest-bearing loans and borrowings (Continued)

		Year ended September 30					
		2005		2004		2003	
	Nominal interest rate	Effective interest Rate	Carrying amount	Effective interest Rate	Carrying amount	Effective interest Rate	Carrying amount
			(in t€)		(in t€)		(in t€)
Senior and Mezzanine Credit Agreements:							
Mezzanine debt	EURIBOR+9.25-12.0%	11.5%	0	10.0%	30,904	10.0%	0
Senior debt under facility agreement Sep 24, 2002							
Senior Tranche A EUR denominated debt due through September 30, 2009;	EURIBOR+1.25-2.25%			3.9%	19,572		
Senior Tranche A USD denominated debt due through September 30, 2009;	LIBOR+1.25-2.25%			3.7%	11,118	3.4%	82,486
Senior Tranche A GBP denominated debt due through September 30, 2009;	LIBOR+1.25-2.25%			6.7%	8,381		
Senior Tranche B EUR denominated debt due March 31, 2010 and September 30, 2010;	EURIBOR+2.25-2.75%			4.4%	11,508	4.9%	25,000
Senior Tranche B USD denominated debt due March 31, 2010 and September 30, 2010;	LIBOR+2.25-2.75%			4.2%		3.9%	36,094
Senior Tranche B GBP denominated debt due March 31, 2010 and September 30, 2010;	LIBOR+2.25-2.75%					6.6%	
Senior Tranche C EUR denominated debt due March 31, 2011 and September 30, 2011;	EURIBOR+3.25%			5.4%	11,423	5.4%	
Senior Tranche C USD denominated debt due March 31, 2011 and September 30, 2011;	LIBOR+3.25%			5.2%	24,749	4.4%	40,341
Subtotal			0		86,751		183,921
Senior debt under facility agreement Dec 23, 2004							
Senior Tranche A € denominated debt due Sep 30, 2011	EURIBOR+1.25-2.25%	4.4%	53,858				
Senior Term Loan Tranche A USD due Sep 30, 2011	LIBOR+1.25-2.25%	6.5%	19,328				
Senior Term Loan Tranche A GBP due Sep 30, 2011	LIBOR+1.25-2.25%	6.8%	13,931				
Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012	EURIBOR+2.0-2.5%	4.7%	62,500				
Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2012	LIBOR+2.0-2.5%	6.7%					
Senior Term Loan Tranche C EUR due in two equal repayments March 31 and Sep 30, 2013	EURIBOR+3.0%	5.2%	62,500				
Senior Term Loan Tranche C USD due in two equal repayments March 31 and Sep 30, 2014	LIBOR+3.0%	7.2%	20,582				
Subtotal			232,699		0		0
Less current maturities			(6,559)		(2,862)		(12,260)
Long-term debt			**264,181**		**323,698**		**396,050**

26) Long-term interest-bearing loans and borrowings (Continued)

Maturities of long-term debt are as follows as of September 30, 2005:

	Current	Non current					Total
	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	non current
				(in t€)			
Senior debt	6,170	14,463	13,756	17,423	17,423	142,882	205,947
Mezzanine debt						20,581	20,581
Other intercompany debt			23,103			11,000	34,103
Other debt	389	1,175	858	1,040	4	472	3,549
Total	**6,559**	**15,638**	**37,717**	**18,463**	**17,427**	**174,935**	**264,180**

The Group estimates that all debt, based on current interest rates and terms, approximates fair value.

Financing Arrangements

Acquisition Financing

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825,000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 220,000 of senior debt, t€ 120,000 of the Vendor Loan Note and t€ 80,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with DCC (principal amount plus accrued interest) in the amount of t€ 77,002 was waived in June 2004, the portion allocated to Gottwald repaid in January 2005.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

Senior and Mezzanine Credit Agreements

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions providing t€ 100,000 Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Holding Group as credit line. DCC and Gottwald and certain other Demag Holding subsidiaries are Original Guarantors under these credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.à r.l.

On January 31, 2005, DCC and Gottwald borrowed a total amount of t€ 212,698 of senior debt under intercompany on-loans from Demag Finance and t€ 20,000 of mezzanine debt including rolled-up interest under intercompany on-loans from Demag Mezz at terms of interest identical to those in the Senior credit facilities.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, and other restrictions all as defined in the Credit Agreements. The borrowings under the Credit Agreements are substantially collateralized by the net assets of the Group and other Demag Holding subsidiaries.

27) Financial instruments

The Group conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Group manages these types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher. The Group does not use derivative financial instruments for purposes other than risk management.

Foreign currency risk

The Group is involved in global business relations and is therefore also subject to currency risks. Due to the Group's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

Credit risk

Accounts receivable potentially expose the Group to concentrations of credit risk. The Group provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Group establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

Interest risk

As the Group entered into a credit facilities agreement at variable interest rates, it is exposed to risks from changes in interest rates. The debt obligations expose the Group to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows or provide a protection against large fluctuations in the interest rate by setting a floor and a cap rate. Under the terms of the interest rate swaps, the Group receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Following the refinancing in 2005 the Group has hedged the interest rate risks until 31 March 2008, which arise from the intercompany on-loans. 80% of the €-denominated debt is hedged evenly by interest rate swaps at an average fixed rate of 3.30% p.a. in fiscal year 2006 respectively of 3.04% p.a. thereafter and by interest rate collars setting a cap rate of 3.5%. The US Dollar denominated debt is hedged for 50% using interest rate swaps at a fixed rate of 4.075% p.a.

Prior to the refinancing in 2005 the interest rate risks are hedged mainly through the use of interest rate swaps hedging 70% and 100% of the senior term debt floating rate debt into fixed rates of 3.5775% p.a. for € and 2.795% p.a. for US Dollar denominated tranches.

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At September 30, 2005, it is estimated that a general increase of one percentage point in interest rates would decrease the Group's profit before tax by approximately t€ 1,585 (2004: t€ 2,434). Interest rate swaps have been included in this calculation.

The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on an item-by-item decision for volatile currencies for which payment is anticipated on a longer-term after the Group has entered into a firm commitment for a sale or a purchase. The forward currency contract must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

27) Financial instruments (Continued)

Fair value of financial instruments

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Group could realize under current market conditions.

The fair value of the Group's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Group's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003, respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

The notional amounts and fair values of derivative financial instruments are:

	September 30, 2005		September 30, 2004		September 30, 2003	
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
			(in t€)			
Assets:						
Currency contracts	9,990	135	39,617	784	22,811	678
Interest rate contracts			9,644	46		
Other contracts	743	40				
Liabilities:						
Currency contracts	39,417	(595)	9,147	(170)	9,445	(297)
Interest rate contracts	204,458	(1,378)	56,121	(617)	151,939	(2,180)
Total		**(1,798)**		**43**		**(1,799)**

Estimation of fair value

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004 bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. As of September 30, 2005 t€ -1,378 (2004: t€ -571; 2003: t€-2,180) are included in long term debt.

28) Pension plans and similar commitments

Overview on employee-benefit and post-retirement plans

Employee benefit obligations are comprised of the following components:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Principal pension plans	129,763	113,700	116,967
Deferred compensation	9,653	8,297	6,900
Postretirement medical plans and other obligations similar to pensions	6	191	1,070
Pension plans and similar commitments	**139,422**	**122,188**	**124,937**

Principal pension plans

DCC and Gottwald grant post-retirement pension benefits to virtually all employees in Germany. Outside Germany, post-retirement benefits are mainly paid to DCC employees in the US and the U.K. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the hierarchy and years of service.

Deferred Compensation

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on agreements between Group companies and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the employer to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for early death and invalidity.

Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Defined benefit obligations at the beginning of year	113,700	13,366	**127,066**	116,361	19,689	**136,050**	110,347	18,977	**129,324**
Service costs	1,783	265	**2,048**	2,106	391	**2,497**	2,001	596	**2,597**
Interest cost	6,290	478	**6,768**	6,167	376	**6,543**	6,119	972	**7,091**
Foreign currency exchange rate effects		(36)	**(36)**		49	**49**		429	**429**
Plan participants' contributions		300	**300**		296	**296**		410	**410**
Actuarial (gains)/losses/others	12,759	(48)	**12,711**	(5,630)		**(5,630)**	2,818	(108)	**2,710**
Benefits paid	(5,621)	(287)	**(5,908)**	(5,260)	(341)	**(5,601)**	(4,917)	(1,587)	**(6,504)**
Transfers			**0**	5	(7,094)	**(7,089)**	175		**175**
Others	240		**240**	(49)		**(49)**	(182)		**(182)**
Defined benefit obligations at the end of the year	**129,151**	**14,038**	**143,189**	**113,700**	**13,366**	**127,066**	**116,361**	**19,689**	**136,050**

Deferred compensation is not included in the development of the projected benefit obligation. *Actuarial gains and losses reflect the change in valuation of the defined benefit obligations.*

28) Pension plans and similar commitments (Continued)

In the year ended September 30, 2004 the position "Transfers" corresponding to Non-German Plans comprises mainly the conversion of Defined benefit plans into Defined contribution plans at DCC South Africa for an amount of t€ 5,795.

Plan assets

The weighted-average asset allocation of the Group's pension benefit plans were as follows:

	Year ended September 30		
	2005	2004	2003
		(in %)	
Equity securities	28	25	33
Debt securities	60	53	46
Real estate	9	10	8
Other short-term investments	3	12	13
Total	**100%**	**100%**	**100%**

The Group's investment goals are to maximize returns subject to specific risk management policies. Investments in debt and equity securities, cash and cash equivalents as well as real estate are made according to the Group's risk management policy. The portfolio of securities is diversified in domestic as well as international securities. The allocation of the assets in different asset classes is determined by the forecasted cash requirements for the pension benefit payments. The respective Trustees monitor the asset allocation on a regular basis.

The value of pension assets changed as follows:

	September 30		
	2005	2004	2003
		(in t€)	
Fair value of plan assets at the beginning of the year	**13,493**	**20,156**	**21,068**
Actual return on plan assets	515	(33)	230
Employers' contributions	335	296	410
Plan participants contributions	300	303	495
Benefits paid	(287)	(341)	(1,587)
Foreign currency exchange rate changes	(32)	28	(460)
Transfers	(716)	(6,916)	
Fair value of plan assets at the end of the year	**13,608**	**13,493**	**20,156**

The following table represents a reconciliation of the funded status based on the difference between defined benefit obligations and plan assets, on which the provisions shown in the balance sheet are based:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Defined Benefit Obligations	129,151	14,038	143,189	113,700	13,366	127,066	116,360	19,690	136,050
Plan assets		(13,608)	(13,608)		(13,493)	(13,493)		(20,156)	(20,156)
Prepayments		182	182		127	127		1,073	1,073
Funded Status = recognized net amount	**129,151**	**612**	**129,763**	**113,700**	**0**	**113,700**	**116,360**	**607**	**116,967**
Recognized in equity	**(7,032)**	**(893)**	**(7,925)**	**1,212**	**(428)**	**784**	**(1,496)**	**(14)**	**(1,510)**

28) Pension plans and similar commitments (Continued)

DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Service cost	1,783	265	2,048	2,106	391	2,497	2,001	596	2,597
Interest cost	6,290	478	6,768	6,167	376	6,543	6,119	972	7,091
Expected return on plan assets		(515)	(515)		(514)	(514)		206	206
Other	3	51	54	21	(35)	(14)		508	508
Net periodic pension cost	**8,076**	**279**	**8,355**	**8,294**	**218**	**8,512**	**8,120**	**2,282**	**10,402**
Recognized in									
COGS	1,167	198	1,365	1,465	243	1,708	1,338	823	2,161
SG&A	622	116	738	658	148	806	654	281	935
R&D	(3)		(3)	4		4	9		9
Interest	6,290	(35)	6,255	6,167	(173)	5,994	6,119	1,178	7,297

Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

	2005		2004		2003	
	German Plans	Non-German Plans	German Plans	Non-German Plans	German Plans	Non-German Plans
	%	Range %	%	Range %	%	Range %
Discount rate	4.25	3.00-5.25	5.50	3.60	5.25	3.60-6.00
Projected remuneration increases	2.00-2.50	2.00	2.50	0.50	2.5	1.50-2.50
Expected return on plan assets	—	4.00-4.50	—	3.75	—	3.75-6.00
Projected pension payment increases	1.25-1.50	0.50-1.25	1.50	1.00	1.50	1.00-1.50

Post retirement medical plans

The value of the defined benefit obligation of post retirement healthcare benefits changed as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Defined benefit obligations at the beginning of the year	**0**	**771**	**907**
Benefits paid			(136)
Others		(771)	
Defined benefit obligations at the end of the year	**0**	**0**	**771**

The Group's post retirement medical plans are unfunded and relate to affiliated DCC companies in the United States of America. The healthcare trend rate is assumed at 13% p.a.

29) Other long-term liabilities

	September 30		
	2005	2004	2003
		(in t€)	
Anniversary benefit	2,609	7,864	8,629
Early retirement plan	13,784	14,822	12,056
Other accruals	10,252	9,732	10,553
Deferred income	331	352	19
Derivative financial instruments	6	30	
Other liabilities third parties	59	14	679
Total other long-term liabilities	**27,041**	**32,814**	**31,936**

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top up amounts for all potential contracts, which the Group expects to incur in the future. Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed increases are accrued and discounted. The wages and salaries paid in the passive period are accrued proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts assumed to be contracted the future on the basis of expectations to replace existing contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and collective agreements.

30) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

	September 30		
	2005	2004	2003
		(in t€)	
Current maturities of long-term debt	6,559	2,863	12,261
Other short-term debt	8,592	14,217	4,445
Total	**15,151**	**17,080**	**16,706**

31) Provisions

	Restructuring	Warranties	Other provisions	Total
		(in t€)		
Balance at October 1, 2002	48,460	11,017	21,046	**80,523**
Provisions made during the year	2,481	1,030	17,926	**21,437**
Provisions used during the year	(19,282)	(332)	(19,805)	**(39,419)**
Provisions reversed during the year			(5,861)	**(5,861)**
Reclassifications		104		**104**
Foreign exchange		(2)	170	**168**
Balance at September 30, 2003	**31,659**	**11,817**	**13,476**	**56,952**
thereof non-current	*0*	*10,174*	*0*	***10,174***
Balance at October 1, 2003	31,659	11,817	13,476	**56,952**
Provisions made during the year	4,907	759	8,687	**14,353**
Provisions used during the year	(26,469)	(1,353)	(6,391)	**(34,213)**
Provisions reversed during the year		(2,236)	(2,871)	**(5,107)**
Reclassifications			195	**195**
Foreign exchange	(74)	(26)	6	**(94)**
Balance at September 30, 2004	**10,023**	**8,961**	**13,102**	**32,086**
thereof non-current	*0*	*7,158*	*0*	***7,158***
Balance at October 1, 2004	10,023	8,961	13,102	**32,086**
Provisions made during the year	1,031	2,164	7,656	**10,851**
Provisions used during the year	(6,585)	(768)	(5,181)	**(12,534)**
Provisions reversed during the year	(13)	(686)	(1,992)	**(2,691)**
Reclassifications		(55)	55	
Foreign exchange	2	118	619	**739**
Balance at September 30, 2005	**4,458**	**9,734**	**14,259**	**28,451**
thereof non-current	*0*	*7,446*	*0*	***7,446***

Restructuring

Since 2003, the Group has undertaken restructuring and cost saving initiatives in connection with ongoing efforts to enhance efficiency and profitability. These measures were primarily focused on cost reduction as well as the improvement of manufacturing processes. In DCC, the implementation of restructuring programs to date has resulted in an overall reduction in production capacity through the closure of certain crane and component plants in Western Europe, the relocation of production capacity to new, cost-efficient plants in the Czech Republic, Spain and China and the reduction of headcount and personnel costs across all functions in high-cost countries.

In applying purchase accounting the restructuring programs at DCC known at the time of the Acquisition were treated as liabilities acquired, and the related restructuring provision valued at its fair market value of t€ 48,460.

31) Provisions (Continued)

The subsequent development of this provision is shown below:

	Restructuring		
		(in t€)	
Balance at October 1, 2004 (2003, 2002)	10,023	31,659	48,460
Utilizations and transfers	(6,596)	(26,543)	(19,282)
Additions	1,031	4,907	2,481
Balance at September 30, 2005 (2004, 2003)	**4,458**	**10,023**	**31,659**

During the period from October 1, 2003 to September 30, 2004 the accrued amount of t€ 26,543 was completely utilized for compensation, which has been paid for laid off employees, including t€ 2,648 for Management compensation. With regard to further restructuring measures t€ 4,907 have been accrued for restructuring cost in the previous financial year. Thus, as of September 30, 2004, accruals for restructuring liabilities amount to t€ 10,023. In the current business year an amount of t€ 6,596 was utilized for compensation payments and restructuring purposes. The company has accrued a further amount of t€ 1,031 for planned restructuring initiatives. Restructuring plans have been finalized and all necessary criteria for setting up a provision for restructuring cost are fulfilled. In addition to restructuring accruals and utilizations further restructuring measures are expensed through the Income statement, reference is made to note 4 "Segment reporting".

Warranties

Certain subsidiaries of the Group issue various types of contractual product warranties under which, the performance of products delivered and services rendered for a certain period is generally guaranteed. Provisions are set up for costs associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals.

32) Other short-term liabilities

	September 30		
	2005	2004	2003
		(in t€)	
Accrued other personnel expenses	31,137	28,249	32,091
Outstanding costs/amount not yet invoiced	16,013	17,956	14,128
Sales discounts/other sales related liabilities	6,021	6,148	7,349
Liabilities to social security, wage and church tax	3,281	5,038	5,593
Other liabilities	27,750	26,995	33,175
Total other short-term liabilities	**84,202**	**84,386**	**92,336**

33) Leasing

Leases as lessee

Operating leases

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Group enters into non-cancelable finance and operating lease agreements that concern primarily computer hardware, sales outlets, vehicles and office equipment. These agreements run normally between one and five years.

33) Leasing (Continued)

The future minimum rental payments relating to leasing agreements during the basic rental period when they cannot be terminated are as follows:

	2005	2004	2003
		(in t€)	
Less than one year	9,396	5,879	9,271
Between one and five years	18,784	9,128	8,076
More than five years	5,161	564	88
Total Leasing Liabilities	**33,341**	**15,571**	**17,435**

Finance leases

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

	2005			2004			2003		
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
					(in t€)				
Less than one year	229	97	132	230	104	126	96	15	81
Between one and five years	1,530	202	1,328	1,648	275	1,373	217	16	201
More than five years	0			0			0		
	1,759	**299**	**1,460**	**1,878**	**379**	**1,499**	**313**	**31**	**282**

Generally most finance leasing agreements have a fixed term with a purchase option at the end.

Leases as lessor

Operating leases

In the year ended September 30, 2005 the Group has future income from operating leases of t€ 30 (less than one year; 2004 and 2003: t€ 0).

In the year ended September 30, 2005 the Group recognized the amount of t€ 135 (2004: and 2003: t€ 0) in the income statement as rental income and the amount of t€ 6 (2004 and 2003: t€ 0) as expense for maintenance.

Finance leases

The following table states the future leasing payments to be received from finance lease agreements:

	Minimum lease payments 2005	Interest 2005	Principal 2005	Minimum lease payments 2004	Interest 2004	Principal 2004	Minimum lease payments 2003
				(in t€)			
Less than one year	198	102	96	217	107	110	0
Between one and five years	1,606	255	1,351	1,689	295	1,394	0
More than five years							
	1,804	**357**	**1,447**	**1,906**	**402**	**1,504**	**0**

33) Leasing (Continued)

In the year ending September 30, 2005 the contingent rent recognized in the income statement for the year ended September 30, 2005 amounted to t€ 60 (2004 and 2003: t€ 0).

The Group is lessor of two rental contracts of Mobile Harbor Cranes. Both contracts amount to five years, started in 2004 and end in 2009. The lessee has to conclude a full maintenance contract with the lessor. At the end of the duration, the lessee shall sign a take-over certificate for the rented property. The total amount of the unearned finance income for the year ended September 30, 2005 is t€ 250.

34) Contractual commitments

The following contractual commitments existed as of September 30, 2005:

t€ 66,243 relating to inventories due to purchase commitments, t€ 22,835 relating to fixed assets from orders for current investment projects and t€ 3,179 relating to other assets.

35) Contingencies

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation			Amount recognized as a liability		
	September 30			September 30		
	2005	2004	2003	2005	2004	2003
	(in t€)					
Credit guarantees	12,690	6,383				
Notes	13	1,396	1,476	474		
Guarantees for third-party liabilities	52,608	42,296	37,153			
Warranties	13,211	6,619	7,682		200	56
Others	2,646	383				
Total	**81,168**	**57,077**	**46,311**	**474**	**200**	**56**

Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which Group companies as endorser of the notes are liable if the notes are not honored.

Guarantees

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which Gottwald enters in connection with the sale of certain of its machinery and equipment products. The term of such buy back arrangements is generally between one and five years. In this context Gottwald sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extends the lease at the end of the original lease contract, Gottwald has the obligation to repurchase the machine from the leasing company. Under other contracts, Gottwald is obligated to reimburse the leasing company for economic losses incurred through a default by the end user. In certain cases, when the customer directly acquired the product from Gottwald, the repurchase option can be exercised by the customer upon certain conditions. Because of the past experience and the geographical spread of the cranes installed,

35) Contingencies (Continued)

management assesses only a remote probability that buy-back options are executed to a larger extent at the same time. As of September 30, 2005, the maximum potential obligation amounts to t€ 41,898 (2004: t€ 41,169, 2003: t€ 33,542).

Credit guarantees and other guarantees for third-party liabilities are liabilities that the Group preparing the financial statements assumes in relation to the creditor of a third party (guarantees to banks or others for third-party liabilities).

Together with Demag Investments S.à r.l. as Parent, certain subsidiaries within DCC and Gottwald group are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are fully down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees as subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of September 30, 2005 the maximum potential obligation amounts to t€ 388,495.

Litigation and environmental remediation risks

The Group is subject to various lawsuits, claims and proceedings related to products, patents, environmental remediation and other matters incidental to these businesses. Liabilities including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known, the management does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Group's financial position.

36) Related parties

The Group has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ultimate parent company, Demag Holding S.àr.l.

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the group are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Sales	7,841	10,583	26,997
Supplies and services	4,512	4,318	14,981
Trade receivables	920	1,797	1,728
Financial payables			1,535
Trade payables	470	914	525

Trade receivables and payables from related parties are included in accounts receivable and in accounts payable, respectively. Financial and other receivables (financial and other payables) are included in other current assets (other current/other long-term liabilities, respectively).

The principal shareholder of the DCC HoldCo3 (drei) GmbH, DCC Luxembourg 2 S.à r.l., holds 85.4% of the capital stock, which amounts to t€ 1,450. As of September 30, 2004 DCC HoldCo3 (drei) GmbH shows a receivable of t€ 3,126 against Demag Holding S.à r.l. relating to tax

36) Related parties (Continued)

and pension claims associated with the Transaction agreement which has been paid in the current business year.

The principal shareholder of the Gottwald HoldCo3 (drei) GmbH, Gottwald Luxembourg 2 (b) S.à r.l., holds 93.1% of the capital stock, which amounts to t€ 757.

For significant further financial relations with KKR, Siemens and Demag Holding please refer to Note 26 "Long term interest-bearing loans and borrowings".

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 1,690 for the year ended September 30 2003, t€1,690 for the year ended September 30 2004 and t€ 1,515 for the year ended September 30 2005 respectively.

Demag Holding charges will be discontinued after the IPO. Management expects that similar charges will not be incurred in the future.

Management compensation

Total key management compensation for the year ending September 30, 2005 was t€ 8,909 (2004: t€ 9,432, 2003: t€ 9,844). It includes short term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends executive and non executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Group directly or indirectly.

37) Subsequent events

The Group is currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which the Group may use to service its working capital needs or for other general corporate purposes.

38) Accounting estimates and judgments

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods.

In the preparation of these Combined Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses;
- Accounting for pension obligations;
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, and restructurings;
- Determining inventory write-downs;
- Evaluating the extent to which deferred tax assets will be realized.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Group's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

Affiliated and associated companies as of September 30, 2005

Company	Company and location or registered office	Former name	Country code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
	D C C							
DCC001 . . .	Kranservice Rheinberg KSR GmbH, Rheinberg		DE	DCC GmbH, Wetter	100.00	100.00	full	
DCC002 . . .	Demag Cranes Components Pty. Ltd., Smithfield (Australia)		AU	DCC GmbH, Wetter	100.00	100.00	full	
DCC003 . . .	DCC GmbH, Wetter	DCC Holdco 6 (sechs) GmbH	DE	DCC HoldCo 5 (fünf) GmbH Wetter	100.00	100.00	full	
DCC004 . . .	Demag Cranes & Components A/S, Copenhagen (Denmark)		DK	DCC GmbH, Wetter	100.00	100.00	full	
DCC005 . . .	Demag Cranes & Components spol. s.r.o., Slany (Czech Rep)		CZ	DCC GmbH, Wetter	100.00	100.00	full	
DCC006 . . .	Demag Cranes & Components AG, Dietlikon (Switzerland)		CH	DCC GmbH, Wetter	100.00	100.00	full	
DCC007 . . .	Demag Cranes & Component (Pty.) Ltd., Johannesburg (South Africa)		ZA	DCC GmbH, Wetter	100.00	100.00	full	
DCC008 . . .	Demag Cranes & Components Ltda., Cotia (Brazil)		BR	DCC GmbH, Wetter	100.00	100.00	full	
DCC009 . . .	Demag Cranes & Components (India) Pte. Ltd., Pune		IN	DCC GmbH, Wetter	100.00	100.00	full	
DCC011 . . .	DCC Verwaltungs 2 (zwei) GmbH, Wetter	Zasche ergo GmbH, Wetter	DE	DCC GmbH, Wetter	100.00	100.00	full	
DCC015 . . .	Demag Cranes & Components Lda., Lisbon (Portugal)		PT	DCC GmbH, Wetter	100.00	100.00	full	
DCC016 . . .	Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao, (China)		CN	DCC GmbH, Wetter	100.00	100.00	full	Participation raised from 99.30% to 100.00%
DCC017 . . .	Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai, (China)		CN	DCC GmbH, Wetter	100.00	100.00	full	
DCC018 . . .	Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China)		CN	DCC GmbH, Wetter	100.00	100.00	full	
DCC019 . . .	Demag Cranes & Components SAS, Châlons-en-Champagne (France)		FR	DCC France HoldCo SA, Châlons-en-Champagne	100.00	100.00	full	
DCC020 . . .	Demag Cranes & Components S.A., Madrid (Spain)		ES	Demag Cranes & Components Spain Holdco SA., Madrid	100.00	100.00	full	

Company	Company and location or registered office	Former name	Country code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
DCC021 . . .	Mannesmann Dematic (Middle East) EC, Bahrain		AE	DCC GmbH, Wetter	92.15	100.00	full	Participation raised from 51.00% to 92.15%
DCC022 . . .	Demag Cranes & Components (Middle East) FZE, Dubai (UAE)		VAE	Mannesmann Dematic (Middle East) EC, Bahrain	100.00	100.00	full	
DCC023 . . .	Demag Cranes & Components S.P.A., Agrate Brianza (Italy)		IT	DCC GmbH, Wetter	100.00	100.00	full	
DCC024 . . .	Donati Sollevamenti S.r.l., Varese (Italy)		IT	Demag Cranes & Components S.p.A., Agrate Brianza (Italy), DCC GmbH Wetter	90.00 10.00	100.00	full	
DCC027 . . .	Demag Cranes & Components Corp., Cleveland (USA)		US	DCC GmbH, Wetter	100.00	100.00	full	
DCC028 . . .	Crane America Services Corp., Dayton (USA)		US	Demag Cranes & Components Corp., Cleveland	100.00	100.00	full	
DCC031 . . .	Demag Cranes & Components GmbH., Salzburg (Austria)		AT	DCC GmbH, Wetter	100.00	100.00	full	
DCC032 . . .	Demag Cranes & Components Guarantee Ltd., Banbury (UK)		GB	DCC GmbH, Wetter	100.00	100.00	full	
DCC033 . . .	Demag Cranes & Components Ltd., Banbury (UK)		GB	Demag Cranes & Components Holdings Ltd. Banbury (UK)	100.00	100.00	full	
DCC035 . . .	Demag Cranes & Components Sp. z o.o., Warszawa (Poland)		PL	DCC GmbH, Wetter	100.00	100.00	full	
DCH001 . . .	DCC HoldCo 3 (drei) GmbH Wetter		DE	DCC Lux 2 S.àr.l Luxembourg DCC Management Beteiligungs GmbH, Düsseldorf	 91.80 8.20	100.00		
DCH002 . . .	DCC HoldCo 4 (vier) GmbH Wetter		DE	DCC HoldCo 3 (drei) GmbH Wetter	100.00	100.00	full	
DCH003 . . .	DCC HoldCo 5 (fünf) GmbH Wetter		DE	DCC HoldCo 4 (vier) GmbH Wetter	100.00	100.00	full	
DCH005 . . .	DCC Verwaltungs GmbH Wetter		DE	DCC GmbH, Wetter	100.00	100.00	full	
DCH007 . . .	DCC France HoldCo SA, Châlons en Champagne (France)		FR	DCC HoldCo 5 (fünf) GmbH Wetter	100.00	100.00	full	
DCH008 . . .	Demag Cranes & Components Spain Holdco S.A., Madrid (Spain)		ES	DCC GmbH, Wetter	100.00	100.00	full	
DCH009 . . .	Demag Cranes & Components Holdings Ltd., Banbury (UK)		GB	DCC GmbH, Wetter Demag Cranes & Components Guarantee Ltd., Banbury (UK)	74.00 26.00	100.00	full	

Company	Company and location or registered office	Former name	Country code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
	NOT CONSOLIDATED AFFILIATED COMPANIES							
DCC010 . . .	MHE-Demag (S) Pte. Ltd., Singapore		SG	DCC GmbH, Wetter	50.00		nc	
DCC012 . . .	Projektentwicklungsgesellschaft Wetter (Ruhr)—Reme mbH, Wetter		DE	DCC GmbH, Wetter	10.00		nc	in liquidation
DCC025 . . .	Gutter Sollevamenti S.r.l., Lecco (Italy)		IT	Donati Sollevamenti S.r.l., Varese (Italy)	100.00		nc	
DCC026 . . .	Donati Ltd., Liverpool (UK)		GB	Donati Sollevamenti S.r.l., Varese (Italy)	100.00		nc	
DCC050 . . .	Demag Cranes & Components S.A., Buenos Aires (Argentina)		AR	DCC GmbH, Wetter	80.00		nc	
DCC051 . . .	Nordpol Sp. z o.o., Warszawa (Poland)		PL	DCC GmbH, Wetter	(98.00)			Liquidated
DCC052 . . .	E & W Anlagenbau GmbH, Moormerland		DE	Kranservice Rheinberg KSR GmbH, Rheinberg	6.67		nc	
	GOTTWALD							
GOC001 . . .	Gottwald Port Technology GmbH Düsseldorf	Gottwald Holdco 6 GmbH	DE	Gottwald HoldCo 4 GmbH Düsseldorf	100.00	100.00	full	
GOC003 . . .	Gottwald Port Technology Verwaltungs GmbH Düsseldorf		DE	Gottwald Port Technology GmbH Düsseldorf	100.00	100.00	full	
GOH001 . . .	Gottwald HoldCo 3 GmbH Düsseldorf		DE	Gottwald Lux 2 (b) S.àr.l Luxembourg	100.00	100.00	full	
GOH002 . . .	Gottwald HoldCo 4 GmbH Düsseldorf		DE	Gottwald HoldCo 3 GmbH Düsseldorf	100.00	100.00	full	
	NOT CONSOLIDATED AFFILIATED COMPANIES							
GOC004 . . .	AQZ Ausbildungs- und Qualifizierungszentrum GmbH		DE	Gottwald Port Technology GmbH Düsseldorf	20.00		nc	

nc = not consolidated

INDEPENDENT AUDITORS' REPORT

To
Demag Investments S.à r.l., Luxembourg
DCC HoldCo 3 (drei) GmbH, Wetter
Gottwald HoldCo 3 (drei) GmbH, Düsseldorf

We have audited the balance sheets of DCC HoldCo 3 (drei) GmbH, Wetter and Gottwald HoldCo 3 (drei) GmbH, Düsseldorf (the "Group") as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These combined financial statements are the common responsibility of the managements of Demag Investments S.à r.l., Luxembourg, DCC HoldCo 3 (drei) GmbH, Wetter and Gottwald HoldCo 3 (drei) GmbH, Düsseldorf. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, such Combined Financial Statements present fairly, in all material aspects, the financial position of the Group, as of September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

Crampton
(Wirtschaftsprüfer)

Dr. Loch
(Wirtschaftsprüfer)

DCC HOLDCO 3 (DREI) GmbH, WETTER
AND
GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

**COMBINED INTERIM FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL
REPORTING STANDARDS (IFRS)
FOR THE SIX MONTHS ENDED MARCH 31, 2006
(UNAUDITED)**

DCC AND GOTTWALD
COMBINED INTERIM INCOME STATEMENT

	Note	Oct 1, 2005 - March 31, 2006	Oct 1, 2004 - March 31, 2005
		(in t€)	
Sales	2	465,170	392,063
Cost of sales		(342,361)	(290,436)
Gross Profit	2	**122,809**	**101,627**
R & D expense		(7,877)	(8,350)
Selling, general and administrative expense		(95,932)	(91,122)
Other operating income (expense), net		(34)	3,342
Profit Share on associated companies		420	335
Earnings before interest and taxes (EBIT)	2	**19,386**	**5,832**
Interest and similar income/(expense), net		(8,436)	(18,947)
Earnings before tax (EBT)		**10,950**	**(13,115)**
Income tax credit/(expense)	3	(2,306)	5,361
Net income after tax (NIAT)		**8,644**	**(7,754)**

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD
COMBINED INTERIM BALANCE SHEET

	Note	March 31, 2006 (unaudited)	September 30, 2005 (audited)
		(in t€)	
Goodwill		120,248	119,729
Other intangible assets		61,371	60,108
Property, plant + equipment		122,059	123,229
Investment property		8,494	21,622
Investments in associates		11,356	11,480
Other investments		760	1,010
Unamortized debt issuance cost		3,987	5,202
Long-term trade receivables		3,259	3,373
Other long-term assets		4,132	4,853
Deferred tax assets		76,387	75,576
Total non-current assets		**412,053**	**426,182**
Inventories	4	191,134	169,289
Advance payments made		5,098	892
Accounts receivable		159,087	151,040
Short-term financial receivables	5	9,103	57,890
Income tax receivables		1,184	306
Other current assets		22,675	18,935
Cash and cash equivalents	5	37,764	43,166
Total current assets		**426,045**	**441,518**
Total assets		**838,098**	**867,700**
Shareholders investment		235,777	235,777
Revaluation, hedging, translation reserves, actuarial gains & losses (SORIE)		(8,758)	(9,339)
Retained Earnings, net of minorities		(56,983)	(65,931)
Equity attributable to equity holders of the parent		**170,036**	**160,507**
Minority interest		596	84
Total equity		**170,632**	**160,591**
Long-term interest-bearing loans and borrowings	5	203,837	264,181
Pension plans and similar commitments		140,948	139,422
Long-term provisions		8,739	7,446
Other long-term liabilities		26,697	27,041
Deferred tax liabilities		17,901	18,975
Non-current liabilities		**398,122**	**457,065**
Short-term interest-bearing loans and borrowings and current maturities of long-term debt	5	17,137	15,151
Accounts payable		80,373	65,189
Advance payments received		60,386	57,083
Short-term provisions		19,587	21,005
Accrued tax liabilities (income/trade)		8,533	7,414
Other short-term liabilities		83,328	84,202
Total current liabilities		**269,344**	**250,044**
Total liabilities and shareholders' equity		**838,098**	**867,700**

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD

COMBINED INTERIM STATEMENT OF CASH FLOWS

	Oct 1, 2005 - March 31, 2006	Oct 1, 2004 - March 31, 2005
	(in t€)	
Net income after tax	**8,644**	**(7,754)**
Depreciation & amortization	15,556	15,920
Interest income/expense, net	8,436	18,947
Income taxes	2,307	(5,361)
Subtotal	**34,943**	**21,752**
Change in inventory	(21,429)	(27,897)
Change in accounts receivable (trade)	(6,376)	(3,378)
Change in accounts payable (trade)	14,616	(8,130)
Change in advance payments, net	(802)	3,470
Contributions to pension funds	(541)	(498)
(Gain) loss on disposal of fixed assets	186	1,321
Change in other assets/liabilities	(5,339)	(17,266)
Cash Flow from operations before interest & taxes	**15,258**	**(30,626)**
Net interest payments	(5,714)	(12,211)
Income tax payments	(4,247)	(2,638)
Cash Flow from operating activities	**5,297**	**(45,475)**
Acquisitions (purchase price + debt)	(1,839)	(502)
Capital expenditure	(13,422)	(7,633)
Disposal proceeds	13,666	6,279
Cash Flow from investing activities	**(1,595)**	**(1,856)**
Free cash flow before financing*	***3,702***	***(47,331)***
Increase (decrease) in debt**	(10,158)	(62,383)
Other changes in equity	0	100,000
Cash Flow from financing activities	**(10,158)**	**37,617**
Effect of foreign exchange rate changes in free cash flow	1,067	(47)
Net increase/(decrease) in cash and cash equivalents	**(5,389)**	**(9,761)**
Cash and cash equivalents at the beginning of the year	43,166	35,516
Effect of foreign exchange rate changes on cash	(13)	(90)
Cash and cash equivalents at the end of the year	**37,764**	**25,665**
Free cash flow before financing, interest and tax payments*	***13,663***	***(32,482)***

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 2.*

**	Memo: Scheduled repayment of senior debt	(4,565)	0
	Mandatory and voluntary prepayment of senior debt	(18,594)	(86,751)
	Repayment of mezzanine debt		(30,904)
	Repayment of vanilla loan		(18,185)
	Mezzanine loan borrowings		20,000
	Senior loan borrowings		215,000
	Repayment IC-loans		(180,555)
	Increase (decrease) in other financial debt	13,001	19,012
		(10,158)	**(62,383)**

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD

COMBINED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

	Shareholders Investment	Retained earnings	Statement of recognized income and expenses (SORIE)	Minority Interests	Total equity (gross)
			(in t€)		
Balance at September 30, 2005	235,777	(65,931)	(9,339)	84	**160,591**
Net income after tax		8,647		(3)	**8,644**
Other changes		301	581	515	**1,397**
Balance at March 31, 2006	**235,777**	**(56,983)**	**(8,758)**	**596**	**170,632**

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD
NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS

1) Basis of preparation

The accompanying unaudited combined financial statements (the "Interim financial statements") include the combined results of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ("the Group"). DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by Kohlberg Kravis Roberts & Co. Ltd ("KKR"), and 19% owned by Siemens AG. Prior to the planned initial public offering ("IPO"), the DCC Group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation ("Aktiengesellschaft").

For the financial periods presented, DCC HoldCo 3 (drei) GmbH had no participation in Gottwald HoldCo 3 (drei) GmbH. Therefore the equity in the combined financial statements is a mere addition of the equity figures of the consolidated DCC HoldCo 3 (drei) GmbH and the consolidated Gottwald HoldCo 3 (drei) GmbH and has been presented as shareholders investment. These Interim financial statements are presented solely for the purposes of presenting financial information of the Group for potential investors. The financial results presented in these financial statements may not be consistent with the financial results that would have resulted had the groups been consolidated prior to March 31, 2006.

These Interim financial statements are unaudited. They are prepared in accordance with IAS 34 "Interim Financial Reporting". Certain information and footnote disclosures normally included in a complete set of financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. However, such information includes all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results of the interim periods. Interim results are not necessarily indicative of results to be expected for the full year.

The September 30, 2005 balance sheet is derived from audited financial statements but does not include all disclosures required by IFRS. However, the Group believes that the disclosures are adequate to make the information presented not misleading.

These Interim financial statements should be read in conjunction with the Group's Combined financial statements for the years ended September 30, 2005 and 2004.

The accounting policies and methods of computation applied for the Interim Financial Statements are identical to those followed in the audited Combined Financial Statements according to IFRS as of September 30, 2005.

Use of Estimates

In the preparation of these accounts certain estimates and judgments were required that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Interim financial statements and the reported amounts of revenues and expenses during the reporting periods.

2) Segment reporting

The Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments in interim reporting is set out in the primary segment reporting format "business segments". For additional information related to the secondary segment reporting format "geographical segments" reference is made to the Combined financial statements as of September 30, 2005. This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

2) Segment reporting (Continued)

Primary reporting format (business segments)

The Group has three reportable segments based on the nature of products and services provided, which are Industrial Cranes, Port Technology and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. In the "Port Technology" segment the Group develops, manufactures, assembles, delivers and maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions. The "Services" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here.

The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and
- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof).

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

2) Segment reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

Revenues (by segment)	Oct 1, 2005 – March 31, 2006	Oct 1, 2004 – March 31, 2005
	(in t€)	
Industrial Cranes	226,420	196,936
Port Technology	110,708	84,588
Services	128,042	110,539
Total revenues*	**465,170**	**392,063**

* *intersegment sales*	*10.662*	*6.492*

Gross profit (by segment)	Oct 1, 2005 – March 31, 2006	Oct 1, 2004 – March 31, 2005
	(in t€)	
Industrial Cranes	58,157	49,715
Port Technology	23,760	17,341
Services	47,358	41,089
Adjusted gross profit	**129,275**	**108,145**
Adjustments (unallocated non-segmental):		
– Effects from Purchase accounting deprec./amortiz.	(5,513)	(5,893)
– Adjustments for one-off effects	(953)	(625)
Gross profit	**122,809**	**101,627**

	Oct 1, 2005 - March 31, 2006	Oct 1, 2004 - March 31, 2005
	(in t€)	
Segment profit (adjusted EBIT)		
Industrial Cranes*	2,399	(4,342)
Port Technology	6,975	3,584
Services	21,541	19,599
Segment profit (adjusted EBIT)	**30,915**	**18,841**
Adjustments (unallocated non-segmental):		
– Effects from Purchase accounting deprec./amortiz.	(5,632)	(5,898)
– Adjustments for one-off effects**	(5,139)	(6,353)
– Adjustment for Holding charges	(758)	(758)
EBIT	**19,386**	**5,832**

* *thereof share of profit in associates*	*420*	*335*
** *thereof:*		
Restructuring/Consulting	*(2,045)*	*(5,444)*
Severance and redundancy costs	*(3,458)*	*(4,827)*
Profits (losses) from divestments	*364*	*(707)*
Other		*4,625*

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations. Other adjustments for one-off effects in the period ended March 31, 2005 include the release of an employee benefit related provision.

2) Segment reporting (Continued)

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non-GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

	Oct 1, 2005 – March 31, 2006	Oct 1, 2004 – March 31, 2005
	(in t€)	
Segment profit (adjusted EBIT)	**30,915**	**18,841**
+ Depreciation/Amortization	9,923	10,022
Adjusted EBITDA	**40,838**	**28,863**

For cash flow purposes the Group does not manage its cash flow by segment, it does however manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

	Period ended March 31,	
	2006	2005
	(in t€)	
Cash Flow from operating activities	5,297	(45,475)
Cash Flow from investing activities	(1,595)	(1,856)
Free cash flow before financing	**3,702**	**(47,331)**
Net interest payments	5,714	12,211
Income tax payments	4,247	2,638
Free cash flow before financing, interest and tax payments	**13,663**	**(32,482)**

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

3) Income tax credit/(expense)

Income tax credit/(expense) for the period ending March 31, 2006 includes the release of € 1.9 million of deferred tax liabilities. The deferred taxes had been set up when revaluing the related assets, real estate in a UK based DCC subsidiary, in October 2002. These assets were sold in December 2005. According to tax advice recently obtained on this transaction the sale will not trigger any material taxes in the U.K. Therefore, the deferred tax liability has been released as of March 31, 2006.

4) Inventories

	March 31, 2006	September 30, 2005
	(in t€)	
Raw materials and supplies	37,920	39,146
Work-in-process	137,274	118,340
Finished goods and products held for resale	15,940	11,803
Total inventories	**191,134**	**169,289**

5) Interest bearing loans and borrowings

The interest bearing loans and borrowings as per March 31, 2006 include the following positions:

	March 31, 2006			September 30, 2005		
	current	non-current	total	current	non-current	total
		(in t€)			(in t€)	
Senior debt	8,402	180,168	**188,570**	6,170	205,947	**212,117**
Mezzanine loan		21,024	**21,024**		20,582	**20,582**
Other term debt with related parties			**0**		34,103	**34,103**
Cash pooling liabilities	2,797		**2,797**	6,866		**6,866**
Leasing liabilities	234	1,407	**1,641**	217	1,520	**1,737**
Other bank debt	5,058	60	**5,118**	1,726		**1,726**
Other debt	646	1,178	**1,824**	172	2,029	**2,201**
Total interest bearing loans	**17,137**	**203,837**	**220,974**	**15,151**	**264,181**	**279,332**

Senior debt decreased by t€ 23,547 following a scheduled repayment of t€ 4,565 on March 31, 2006 and a prepayment in the amount of t€ 18,594 on March 31, 2006.

6) Contractual commitments

The following contractual commitments existed as of March 31, 2006:

	Less than one year	1-5 years	More than 5 years	Total
		(in t€)		
Operating lease obligations	10,646	22,461	8,045	**41,152**
Finance leases	234	1,407	0	**1,641**
Purchase commitments				
- Fixed assets	5,852	3,210	0	**9,062**
- Inventory purchase	77,710	0	0	**77,710**
- Other assets	6,563	0	12	**6,575**
Pension and similar obligations	6,750	36,269	97,929	**140,948**
Total	**107,755**	**63,347**	**105,986**	**277,088**

7) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product

7) Contingent liabilities (Continued)

warranties and the guarantees provided in the context of the credit arrangements) as of March 31, 2006, are as follows:

	March 31, 2006	
	Maximum future potential obligation	Amount recognized as a liability
	(in t€)	
Credit guarantees	12,647	0
Notes	928	1,003
Guarantees for third-party liabilities	57,247	0
Warranties	13,259	0
Others	3,578	0
Total	**87,659**	**1,003**

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which Gottwald enters in connection with the sale of certain of its machinery and equipment products. The term of such buy back arrangements is generally between one and five years. In this context Gottwald sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extends the lease at the end of the original lease contract, Gottwald has the obligation to repurchase the machine from the leasing company. Under other contracts, Gottwald is obligated to reimburse the leasing company for economic losses incurred through a default by the end user. In certain cases, when the customer directly acquired the product from Gottwald, the repurchase option can be exercised by the customer upon certain conditions. Because of the past experience and the geographical spread of the cranes installed, management assesses only a remote probability that buy-back options are executed to a larger extent at the same time. As of March 31, 2006 the maximum potential obligation amounts to t€ 44,581 (30.09.2005: t€ 41,898).

Together with Demag Investments S.à r.l. as Parent, certain subsidiaries within DCC and Gottwald group are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are fully down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees are subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of March 31, 2006 the maximum potential obligation amounts to t€ 363,471 (30.09.2005: t€ 388,495). The decrease is due to the decrease in debt outstanding as of March 31, 2006 in comparison to September 30, 2005. The guarantees provided under the credit arrangements will be released at the date of the IPO and the new financing arranged for the Group. In the context of the IPO certain advisory and consultancy services have been or will be provided to the group. The total amounts of these cannot currently be measured with sufficient reliability and therefore provision is not considered necessary or appropriate at this time.

8) Subsequent events

The Group has entered into negotiations with banks in respect of a new revolving credit facility that will replace the current financing. It is anticipated that the new credit facility will provide access to t€ 325,000, which the Group may use to service its working capital needs or for other general corporate purposes.

DCC HOLDCO 3 (DREI) GmbH, WETTER

CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(IFRS) FOR THE YEAR ENDED SEPTEMBER 30, 2005,
COMPARATIVE INFORMATION FOR THE YEARS ENDED
SEPTEMBER 30, 2004 AND 2003;
AND OPENING BALANCE SHEET AS OF OCTOBER 1, 2002

DCC HOLDCO 3 (DREI) GmbH, WETTER

CONSOLIDATED INCOME STATEMENT

for the year ended September 30

	Note	2005	2004	2003
			(in t€)	
Sales	4,22	660,224	620,812	666,689
Cost of sales		(483,301)	(475,440)	(545,451)
Gross Profit		**176,923**	**145,372**	**121,238**
R & D expense	6	(12,795)	(14,015)	(26,697)
Selling, general and administrative expense	7	(161,900)	(145,478)	(148,112)
Other operating income/(expense), net	8	14,947	6,183	6,055
Share of profit of associates	9	669	782	689
Earnings before interest and taxes (EBIT)		**17,844**	**(7,156)**	**(46,827)**
Interest and similar income/(expense), net	10	(23,566)	(29,533)	(10,346)
Earnings/(loss) before tax (EBT)		**(5,722)**	**(36,689)**	**(57,173)**
Income tax credit/(expense)	11	2,036	14,184	18,073
Profit/(loss) after tax		**(3,686)**	**(22,505)**	**(39,100)**
Net income/(loss) after tax (NIAT)		**(3,686)**	**(22,505)**	**(39,100)**
attributable to equity holders of the parent company		(3,686)	(22,505)	(39,100)
attributable to minority Interest and similar				

The accompanying notes are an integral part of the consolidated financial statements.

DCC HOLDCO 3 (DREI) GmbH, WETTER

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)

for the year ended September 30

	2005	2004	2003
		(in t€)	
Fair value recognition of effective portion of cash flow hedges		1,159	(1,159)
Fair value recognition of available-for-sale financial instruments	27	(7)	4
Recognized actuarial gains and losses	(7,785)	2,043	(1,100)
Foreign exchange translation differences	3,933	(778)	(4,126)
Net Income recognized directly in equity	**(3,825)**	**2,417**	**(6,381)**
Net income after tax	**(3,686)**	**(22,505)**	**(39,100)**
attributable to the parent	(3,686)	(22,505)	(39,100)
attributable to minority interest			
Total recognized income and expenses for the year	**(7,511)**	**(20,088)**	**(45,481)**
attributable to the parent	(7,511)	(20,088)	(45,481)
attributable to minority interest			

The accompanying notes are an integral part of the consolidated financial statements.

DCC HOLDCO 3 (DREI) GmbH, WETTER
CONSOLIDATED BALANCE SHEET
for the year ended September 30

	Note	2005	2004	2003	2002
			(in t€)		
Goodwill	12	112,287	111,206	111,643	112,001
Other intangible assets	12	42,361	46,754	56,205	80,272
Property, plant and equipment	13	90,917	128,578	149,102	164,357
Investment property	14	21,622	1,161	1,838	2,384
Investments in associates	15	11,480	10,870	10,800	14,689
Other investments	16	884	859	791	956
Unamortized debt issuance cost	17	3,205	5,518	11,397	13,956
Other long-term assets	18	3,047	6,473	3,776	1,947
Deferred tax assets	19	70,581	62,668	44,694	43,070
Total non-current assets		**356,384**	**374,087**	**390,246**	**433,632**
Inventories	20	119,727	109,205	120,738	181,752
Advance payments made		8,424	1,178	1,222	2,419
Accounts receivable	21	128,906	129,992	145,697	172,257
Short-term financial receivables		23,901	7,630	6,054	10,526
Income tax receivables		306	212		2,063
Other current assets	23	14,405	15,662	34,089	55,136
Cash and cash equivalents	24	39,454	26,951	28,833	74,535
Total current assets		**335,123**	**290,830**	**336,633**	**498,688**
Total assets		**691,507**	**664,917**	**726,879**	**932,320**
Common stock		1,450	1,450	1,331	25
Additional paid-in capital		218,927	118,752	39,439	40,745
Statement of recognized income and expense (SORIE)		(7,789)	(3,964)	(6,381)	
Retained Earnings, net of minorities		(66,299)	(62,581)	(39,656)	(556)
Equity attributable to equity holders of the parent	25	**146,289**	**53,657**	**(5,267)**	**40,214**
Minority interest		84			
Total equity		**146,373**	**53,657**	**(5,267)**	**40,214**
Long-term interest-bearing loans and borrowings	26	178,021	252,184	326,242	342,646
Pension plans and similar commitments	28	127,409	112,259	115,686	110,213
Long-term provisions	29	3,963	3,115	6,245	
Other long-term liabilities	29	24,576	30,225	29,391	24,129
Deferred tax liablities	19	13,394	16,884	17,963	43,233
Total non-current liabilities		**347,363**	**414,667**	**495,527**	**520,221**
Short-term interest-bearing loans and borrowings and current maturities of long-term debt	30	14,934	16,844	15,780	93,692
Accounts payable		49,463	56,883	51,558	57,010
Advance payments received		42,352	26,776	28,551	37,838
Short-term provisions	31	19,842	22,217	41,418	68,548
Accrued tax liabilities (income)		5,081	6,227	24,131	25,233
Other short-term liabilities	32	66,099	67,646	75,181	89,564
Total current liabilities		**197,771**	**196,593**	**236,619**	**371,885**
Total liabilities and shareholders' equity		**691,507**	**664,917**	**726,879**	**932,320**

The accompanying notes are an integral part of the consolidated financial statements

DCC HOLDCO 3 (DREI) GmbH, WETTER
CONSOLIDATED STATEMENT OF CASH FLOW

	2005	2004	2003
		(in t€)	
Net income after tax	(3,686)	(22,505)	(39,100)
Depreciation & amortization, impairment	27,930	33,452	51,490
Interest income/expenses, net	23,566	29,533	10,347
Income taxes	(2,036)	(14,184)	(18,073)
Subtotal	**45,774**	**26,296**	**4,664**
Change in inventory	(7,070)	9,552	59,394
Change in accounts receivable (trade)	3,718	14,220	37,571
Change in accounts payable (trade)	(10,095)	6,688	(2,919)
Change in advance payments, net	7,323	(1,576)	(9,287)
Contributions to pension funds	(984)	(968)	
(Gain) loss on the disposal of fixed assets	(2,211)	(1,259)	(354)
Change in other assets/liabilities	(4,161)	(29,371)	(21,934)
Other expenses not affecting cash	(6,988)	(7,015)	(8,413)
Cash flow from operations before interest & taxes	**25,306**	**16,567**	**58,722**
Net Interest payments	(14,858)	(12,541)	(8,100)
Income tax payments	(6,699)	(5,615)	(4,300)
Cash flow from operating activities	**3,749**	**(1,589)**	**46,322**
Acquisitions (purchase price and debt)	(1,150)	(10,376)	(15)
Desinvestments	200	10,845	
Capital Expenditure	(11,874)	(16,810)	(18,723)
Disposal proceeds	13,621	15,367	5,483
Cash flow from investing activities	**797**	**(974)**	**(13,255)**
Free Cash Flow before financing*	***4,546***	***(2,563)***	***33,067***
Increase (decrease) in debt**	(93,595)	(2,546)	(82,497)
Other changes in equity	100,144	2,867	
Cash flow from financing activities	**6,549**	**321**	**(82,497)**
Net increase/(decrease) in cash and cash equivalents	**11,095**	**(2,242)**	**(49,430)**
Cash and cash equivalents at the beginning of the year	26,951	28,833	74,535
Effect of foreign exchange rate changes	1,408	361	3,728
Cash and cash equivalents at the end of the year	**39,454**	**26,951**	**28,833**
Free cash flow before financing, interest & taxes*	***26,103***	***15,593***	***45,467***

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 5.*

**	2005	2004	2003
Scheduled repayment of Senior debt	(3,085)	(7,540)	(6,801)
Mandatory repayment of Senior debt	(27,919)	(71,599)	
Increase (decrease) in other financial debt	(62,591)	76,593	(75,696)
	(93,595)	**(2,546)**	**(82,497)**

The accompanying notes are an integral part of these consolidated financial statements.

DCC HOLDCO 3 (DREI) GmbH, WETTER

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock	Additional paid in Capital (APIC)	Retained earnings	Statement of recognized income and expenses (SORIE)	Equity attributable to equity holders of the parent	Minority interest	Total equity (gross)
				(in t€)			
Balance at October 1, 2002	**25**	**40,745**	**(556)**		**40,214**		**40,214**
Net income after tax			(39,100)		(39,100)		(39,100)
Other changes	1,306	(1,306)		(6,381)	(6,381)		(6,381)
Balance at September 30/ October 1, 2003	**1,331**	**39,439**	**(39,656)**	**(6,381)**	**(5,267)**	**0**	**(5,267)**
Net income after tax			(22,505)		(22,505)		(22,505)
Other changes	119	79,313	(420)	2,417	81,429		81,429
Balance at September 30/ October 1, 2004	**1,450**	**118,752**	**(62,581)**	**(3,964)**	**53,657**	**0**	**53,657**
Net income after tax			(3,686)		(3,686)		(3,686)
Dividend payment					0		0
Other changes		100,175	(32)	(3,825)	96,318	84	96,402
Balance at September 30, 2005	**1,450**	**218,927**	**(66,299)**	**(7,789)**	**146,289**	**84**	**146,373**

The accompanying notes are an integral part of the consolidated financial statements

Detailed Index of the Notes to the Consolidated Financial Statements

DCC HOLDCO 3 (DREI) GmbH, WETTER
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1) Business description, background and basis of presentation

On September 24, 2002 private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, DCC HoldCo 3 (drei) GmbH, Wetter, ("DCC", the "Company" or the "Group" (the "Acquisition").

DCC is the parent company of the DCC group, one of the two leading providers of industrial cranes and components with worldwide coverage. DCC is a global engineering group with a leading market position in standard and process cranes and handling technology, drives and after sales service.

The accompanying consolidated balance sheet of DCC as of September 30, 2005 and the related statements of income, changes in equity and cash flow for the year then ended are prepared in accordance with International Financial Reporting Standards (IFRS).

The purchase method of accounting, which allocates the purchase price to the fair value of assets acquired and liabilities assumed, has been followed by DCC in accordance with IFRS 3.

The Company is still in the process of obtaining final details regarding certain minor adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities provided by Siemens AG as the Seller for all types of taxes paid subsequent to June 30, 2002 related to the period prior to June 30, 2002. Accordingly, purchase price is subject to further adjustments.

2) Significant accounting policies

DCC (the "Company") is a company domiciled in Germany. The consolidated financial statements of the Company for the year ended September 30, 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

The financial statements were authorized for issue on April 21, 2006.

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB).

These financial statements carry comparative data for all three years of the company's existence. For further information on the adoption of IFRS, please see note 39 "Explanations about application of IFRS".

All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective by 30 September 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods besides IAS 24 "Related Parties" which has been applied in the version of January 1986. The Company will adopt IAS 24 (revised 2004) in its Financial statements of the year ending September 30, 2006.

Basis of preparation

The financial statements are presented in Euro, rounded to the nearest thousand.

They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: Derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

2) Significant accounting policies (Continued)

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period or in the period of the revision and future periods, if the revision affects both current and future periods. Judgments made by Management in the application of IFRS, that have significant effect on the financial statements and estimates, with a significant risk of material adjustment in the next year are discussed in note 38 "Accounting estimates and judgments".

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

Basis of Consolidation

The consolidated financial statements include the financial statements of DCC and substantially all directly or indirectly controlled subsidiaries. Certain Demag group businesses, which are accounted for at cost and recorded under Shares in affiliated companies, have not been consolidated in these financial statements because their aggregated effect on net sales, net income (loss) and shareholders' equity was not considered material.

Associated companies in which the Company – directly or indirectly – has the ability to exercise significant influence over operating and financial policies (generally 20% to 50% of the ownership interests) are accounted for in accordance with the equity method.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are accounted for in accordance with IAS 31 using the equity method.

Investments in which the Company does not control or exercise significant influence (generally less than 20% ownership) are accounted for at fair value or at cost, if fair values cannot be determined on a reasonable basis. They are disclosed as other share investments.

All significant intercompany transactions have been eliminated in the consolidation.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Euro at foreign exchange rates ruling at the dates the fair value was determined.

The assets and liabilities of foreign subsidiaries, whose functional currency is different from Euro, are translated using the financial period end exchange rates, while the statements of income are translated using the average exchange rates during the period. Differences that arise from the

2) Significant accounting policies (Continued)

translation of assets and liabilities in comparison to the translation of the previous period, are shown as translation adjustments within the changes in the Statement of recognized income and expense (SORIE). These adjustments result mainly from companies in US, UK, and some smaller entities in other countries.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense), net. Financing related to foreign currency transaction gains and losses are included in interest and similar, income (expense), net.

The exchange rates, expressed in foreign currency per Euro, of the significant currencies of non-Euro countries used for the consolidated financial statements were as follows:

		Year-end exchange rate September 30			Average rate for the year ending September 30		
Country	ISO code	2005	2004	2003	2005	2004	2003
USA	USD	1.2042	1.2409	1.1597	1.27165	1.21659	1.08429
United Kingdom	GBP	0.68195	0.6868	0.6955	0.68768	0.67919	0.67695
Switzerland	CHF	1.5561	1.5524	1.5391	1.54474	1.54924	1.49901
Brazil	BRL	2.6683	3.5205	3.3979	3.27685	3.59518	3.58557
India	INR	53.0714	56.7596	53.2012	56.00727	55.36124	51.31425

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

Sales

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. For product sales that require the Company to install the product at the customer location, which is essential to the functionality of the product sold, sales are recognized when the equipment has been delivered to and installed at the customer location. Concerning multi-component-contracts the recognition of sales from goods sold and services rendered are separated. Sales from service are recognized either after the Company has rendered service or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Some sales from construction projects are recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. Contract loss provisions are established in the period, when the current estimate of total contract cost exceeds total contract revenue.

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income.

Cost of Sales

Cost of sales includes costs directly attributable to the production process.

Research and Development Expenses

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

2) Significant accounting policies (Continued)

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in that case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Derivative Financial Instruments

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

Intangible Assets

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized, if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Group has sufficient resources to

2) Significant accounting policies (Continued)

complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The company has not capitalized any development expenditure in accompanying financial statements.

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses see below ("Impairment and recoverability").

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditures on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Company amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) is not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the sum of the discounted cash flows of the reporting unit.

Table of estimated useful lives for intangible assets

	Average useful life
Patents, licenses and similar rights	5
Order and production backlog	1
Brands	Indefinite
Software	3
Service contracts	6

Property, plant and equipment

Property, plant, and equipment is valued at acquisition cost less accumulated depreciation and any impairment in value (see below).

Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses see below ("Impairment and recoverability").

The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, if it is probable, that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. Cost of its dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as an expense as incurred.

2) Significant accounting policies (Continued)

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost include all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost is depreciated separately. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

The following estimated useful lives are used:

Factory and office buildings	25 to 33 years
Other buildings	8 to 50 years
Technical machinery & equipment	5 to 12 years
Furniture & office equipment	3 to10 years
Vehicles	5 to 8 years
IT equipment and hardware	3 to 5 years

Investment property

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model. Depreciation is recognized as described in property plant and equipment and is expensed in the income statement.

Other Investments

The Company does not hold any securities classified as trading or held-to-maturity.

Debt securities for which the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items, such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Group on the date it commits to purchase/ sell the investments.

Unamortized debt issuance costs

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

Inventories

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

2) Significant accounting policies (Continued)

Accounts receivable

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

Other current assets

Other current assets are stated at their cost less provisions to reflect realizable value.

Cash and cash equivalents

The Company considers all highly liquid investments to be cash equivalents.

Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate assumptions used reflect the rates available on high-quality fixed-income debt instruments.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Group's net obligation in respect of long-term service benefits other than pension plans is the amount of future postretirement healthcare benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

Provisions

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

2) Significant accounting policies (Continued)

Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

In the ordinary course of business, the Company's subsidiaries observe the existing environmental laws and regulations. Therefore they have made provisions for the estimated financial impact of environmental clean up related cost. The Company accrues for losses associated with environmental remediation obligations, when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations are generally recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

A provision for restructuring is recognized through the income statement when the Group approves a restructuring plan and announces the main features of the restructuring plan to those being affected by it. Only where the plan is associated with an acquisition and the plan is in existence at the date of acquisition, these amounts are reflected in the purchase price allocation and result in an increase in goodwill. All changes in estimates are recorded through income statement. Future operating costs are not provided for.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Accounts payable

Trade and other payables are stated at cost.

Impairment and recoverability of assets

The carrying amounts of the Group's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine, whether there is any indication of impairment. If any of such indication exists, the asset's recoverable amount is estimated. For goodwill, for assets, that have an indefinite useful life and for intangible assets, that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence, that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss, even though the financial asset has not been derecognized. The amount of the cumulative loss, that is recognized in profit or loss, is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Group's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does

2) Significant accounting policies (Continued)

not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable carried at amortized cost is reversed, if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed, if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent, that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3) Acquisitions of subsidiaries

No acquisitions and no disposals occurred during the three years.

4) Sales

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Sale of goods	398,381	374,128	430,988
Services and spare parts	234,609	221,649	220,861
Other Sales	27,234	25,035	14,840
Total Sales	**660,224**	**620,812**	**666,689**

5) Segment Reporting

The DCC Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segments" and also in the secondary segment reporting format "geographical segments". This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

Primary reporting format (business segments)

The DCC Group has two reportable segments based on the nature of products and services provided, which are Industrial Cranes and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. The "Service" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here. The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and

5) Segment Reporting (Continued)

- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof)

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS 14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

5) Segment Reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Revenues (by segment)			
Industrial Cranes	425,615	399,163	445,828
Services	234,609	221,649	220,861
Total revenues	**660,224**	**620,812**	**666,689**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Gross profit (by segment)			
Industrial Cranes	103,397	87,368	111,462
Services	86,748	74,790	78,217
Adjusted gross profit	**190,145**	**162,158**	**189,679**
Adjustments (unallocated non-segmental):			
+/- Effects from Purchase accounting in inventory			(43,167)
- Effects from Purchase accounting deprec./amortiz.	(11,481)	(16,027)	(20,731)
- Adjustments for one off effects	(1,741)	(759)	(4,542)
Gross profit	**176,923**	**145,372**	**121,239**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Segment profit (adjusted EBIT)			
Industrial Cranes*	1,265	(15,883)	(1,661)
Services	42,347	34,445	44,270
Segment profit (adjusted EBIT)	**43,612**	**18,562**	**42,609**
Adjustments (unallocated non-segmental):			
+/- Effects from Purchase accounting in inventory			(43,168)
- Effects from Purchase accounting deprec./amortiz.	(11,471)	(15,976)	(31,386)
- Adjustments for one off effects**	(13,131)	(8,427)	(13,567)
- Adjustments for Holding charges	(1,166)	(1,315)	(1,315)
EBIT	**17,844**	**(7,156)**	**(46,827)**

* *hereof share of profit in associated companies*	*669*	*782*	*689*
** *thereof:*			
Restructuring/Consulting	*(12,357)*	*(5,974)*	*(2,673)*
Severance & Redundancy Costs	*(12,281)*	*(6,142)*	*(4,592)*
Profit from divestments	*2,717*	*4,115*	
Other	*8,790*	*(426)*	*(6,302)*

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

5) Segment Reporting (Continued)

Secondary reporting format (geographical segments)

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

	2005	2004	2003
		(in m€)	
Germany	171	163	189
Europe (excl. Germany)	236	241	266
The Americas	138	119	126
Other regions	115	98	86
	660	**621**	**667**

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

	2005	2004	2003
		(in t€)	
Segment profit (Adjusted EBIT)	**43,612**	**18,562**	**42,609**
+ Depreciation/Amortization	16,459	17,476	20,104
Adjusted EBITDA	**60,071**	**36,038**	**62,713**

For cash flow purposes the Group does not manage its cash flow by segment, it does manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cash flow from operating activities	3,749	(1,589)	46,322
Cash flow from investing activities	797	(974)	(13,255)
Free Cash flow before financing	**4,546**	**(2,563)**	**33,067**
Net interest payments	14,858	12,541	8,100
Income tax payments	6,699	5,615	4,300
Free Cash flow before financing, interest and tax payments	**26,103**	**15,593**	**45,467**

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

6) Research & Development expense

Total R & D expense for the year ending September 30, 2005 was t€ 12,795 (2004: t€ 14,015, 2003: t€ 26,697) which were expensed.

7) Selling, general and administration expense

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Selling and distribution expense	98,583	92,703	104,431
General and administration expense	62,007	49,165	43,681
Management fees	1,310	3,610	
Selling, general and administration expense	**161,900**	**145,478**	**148,112**

8) Other operating income and expense

	Year ended September 30		
	2005	2004	2003
Foreign currency transaction gains	3,113	690	4,475
Foreign currency transaction losses	(1,436)	(1,112)	(5,210)
Gains on disposal of non-current assets	5,639	5,575	1,584
Losses on disposal of non-current assets	(3,428)	(4,316)	(1,230)
Other restructuring expenses		(1,017)	(1,355)
Income from the release of other accruals	6,268	504	2,164
Rental Income from investment properties	118	216	281
Income from reversal of impairment	3,710		
Miscellaneous, net	963	5,643	5,346
Other operating income (expense), net	**14,947**	**6,183**	**6,055**

9) Profit Share on associated companies

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Share of profit in MHE Demag (S) Pte. Ltd., Singapore	669	782	689
Total	**669**	**782**	**689**

Share of profits of associates relates to the Company's 50% participation in MHE Demag Pty. Ltd., Singapore.

10) Interest and similar income (expense) net

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Currency gains	2,650	6,015	24,962
Currency losses	(2,345)		
Mark to market revaluation from interest rate swaps	(155)	(616)	
Amortization of debt issuance cost	(7,105)	(7,875)	(2,560)
Interest on Vanilla loan		(5,362)	(6,513)
Interest on Vendor loan		(4,217)	(9,518)
Interest on Senior Credit Facility	(2,116)	(7,502)	(9,459)
Interest expenses on pension provision	(6,759)	(6,427)	(6,999)
Interest on long term provisions	(744)	(1,101)	(1,208)
Expected interest return on plan assets	515	514	(207)
Other interest and similar expense	(7,507)	(2,962)	1,156
Interest and similar income (expense), net	**(23,566)**	**(29,533)**	**(10,346)**

In the financial year 2003 the mark-to-market effect from the interest rate swaps, t€ 1,900, was charged through equity (t€ 1,159 net of deferred taxes). Since the hedging requirements were not met any more this charge was reversed through the income statement within the financial year 2004.

11) Income tax expense

As of September 30, 2005 deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39%. Deferred taxes for foreign companies are based on enacted local tax rates.

Income tax expense/(credit) for the year ending September 30, 2005 consisted of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current income taxes			
Germany	(92)	104	625
Other countries	4,191	7,936	4,012
Subtotal	**4,099**	**8,040**	**4,637**
Deferred taxes			
Germany	(5,091)	(20,204)	(21,669)
Other countries	(1,044)	(2,020)	(1,041)
Subtotal	**(6,135)**	**(22,224)**	**(22,710)**
Income tax expense/(credit)	**(2,036)**	**(14,184)**	**(18,073)**

11) Income tax expense (Continued)

Income tax expense/(credit) differs from German expected blended tax rate (39%) as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Calculated tax.exp./(credit) at aggregate German rate (39,0%)	(2,232)	(14,309)	(22,298)
Other foreign/German trade tax	212	(553)	(2,392)
Change of valuation allowance*	3,000	(2,983)	7,739
Other permanent differences	(3,016)	3,661	(1,122)
Income tax expense/(credit)	**(2,036)**	**(14,184)**	**(18,073)**

* This amount results from the reversal of a valuation allowance of t€ 3,000 on losses carried-forward for the German corporate DCC HoldCo 3 GmbH, which was recorded as of September 30, 2003. The reversal bases on improved future expectations and the corresponding improved recoverability of the tax asset.

Deferred tax charges/credits recognized directly in equity:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Relating to Hedging			742
Relating to actuarial gains and losses in pensions	4,593	742	(838)
Others	125		
	4,718	**742**	**(96)**

For information on deferred tax assets and liabilities please refer to Note 19) "Deferred tax assets and liabilities".

12) Goodwill and other intangible assets

	Goodwill	Brands	Patents	Software	Service contracts	Others	Total
				(in t€)			
Cost							
Balance at October 1, 2002	112,001	17,514	15,321		22,744	24,693	**192,273**
Additions			201			4,365	**4,566**
Disposals	(354)					(19,610)	**(19,964)**
Reclassifications	(4)					49	**45**
Effect of movements in foreign exchange			(5)			(137)	**(142)**
Balance at September 30, 2003	**111,643**	**17,514**	**15,517**	**0**	**22,744**	**9,360**	**176,778**
Balance at October 1, 2003	111,643	17,514	15,517		22,744	9,360	**176,778**
Additions	173			3,614		358	**4,145**
Disposals	(610)			(1,058)		(356)	**(2,024)**
Reclassifications			(412)	8,247		(7,640)	**195**
Effect of movements in foreign exchange			(3)	1		(59)	**(61)**
Balance at September 30, 2004	**111,206**	**17,514**	**15,102**	**10,804**	**22,744**	**1,663**	**179,033**
Balance at October 1, 2004	111,206	17,514	15,102	10,804	22,744	1,663	**179,033**
Additions	1,150		17	2,117		18	**3,302**
Disposals	(200)			(106)			**(306)**
Reclassifications	84					201	**285**
Other changes	27						**27**
Effect of movements in foreign exchange	20		2	57		53	**132**
Balance at September 30, 2005	**112,287**	**17,514**	**15,121**	**12,872**	**22,744**	**1,935**	**182,473**
Amortization and impairment losses							
Balance at October 1, 2002							
Amortization for the year			(3,083)		(3,791)	(21,429)	**(28,303)**
Disposals						19,348	**19,348**
Effect of movements in foreign exchange			1			24	**25**
Balance at September 30, 2003	**0**	**0**	**(3,082)**	**0**	**(3,791)**	**(2,057)**	**(8,930)**
Balance at October 1, 2003			(3,082)		(3,791)	(2,057)	**(8,930)**
Amortization for the year			(3,038)	(2,534)	(3,790)	(318)	**(9,680)**
Impairment charge		(2,224)	(1,670)				**(3,894)**
Disposals				1,049		356	**1,405**
Reclassifications			63	(1,320)		1,257	
Effect of movements in foreign exchange			1			25	**26**
Balance at September 30, 2004		**(2,224)**	**(7,726)**	**(2,805)**	**(7,581)**	**(737)**	**(21,073)**
Balance at October 1, 2004		(2,224)	(7,726)	(2,805)	(7,581)	(737)	**(21,073)**
Amortization for the year			(3,031)	(3,283)	(3,791)	(271)	**(10,376)**
Impairment charge				(23)		(92)	**(115)**
Reversal of impairment losses		2,040	1,670				**3,710**
Disposals				99			**99**
Effect of movements in foreign exchange			(2)	(38)		(30)	**(70)**
Balance at September 30, 2005		**(184)**	**(9,089)**	**(6,050)**	**(11,372)**	**(1,130)**	**(27,825)**
Carrying amounts							
At October 1, 2002	112,001	17,514	15,321	0	22,744	24,693	**192,273**
At September 30, 2003	111,643	17,514	12,435		18,953	7,303	**167,848**
At October 1, 2003	111,643	17,514	12,435		18,953	7,303	**167,848**
At September 30, 2004	111,206	15,290	7,376	7,999	15,163	926	**157,960**
At October 1, 2004	111,206	15,290	7,376	7,999	15,163	926	**157,960**
At September 30, 2005	112,287	17,330	6,032	6,822	11,372	805	**154,648**

12) Goodwill and other intangible assets (Continued)

Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cost of sales	10,018	13,216	27,554
Research and Development	1	311	1
Selling, General & Administrative	472		722
Other operating expense		47	26
	10,491	**13,574**	**28,303**

Goodwill

Goodwill originated mainly from the acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Company is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

Impairment loss on intangible items and subsequent reversal

The total impairment loss of t€ 115 comes from Demag Cranes & Components Qinhuangdao Co. Ltd. and consists of t€ 23 on software and t€ 92 on other intangible assets. The reversal of impairment losses of t€ 3,710 comes from Demag Cranes & Components GmbH, Wetter and consists of t€ 2,040 on brands and t€ 1,670 on patents. The adjustments to fair market value are made due to adjusted sales expectations of the respective product groups.

Impairment tests for cash-generating units containing goodwill

Goodwill has been allocated to the Company as a whole. Thus the Company represents all combined Cash Generating Units (CGU) for impairment testing.

13) Property, plant and equipment

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and constructions in progress	Property, plant and equipment under finance leases	Total
				(in t€)			
Cost							
Balance at October 1, 2002	22,319	66,534	57,179	16,267	2,044	14	**164,357**
Acquisitions through business combinations							
Other acquisitions		447	7,038	4,200	2,473		**14,158**
Disposals	(1,011)	(1,433)	(1,456)	(1,818)	(30)		**(5,748)**
Reclassifications		(202)	426	531	(904)		**(149)**
Effect of movements in foreign exchange	(558)	(704)	(249)	(399)	(30)	(2)	**(1,942)**
Balance at September 30, 2003	**20,750**	**64,642**	**62,938**	**18,781**	**3,553**	**12**	**170,676**
Balance at October 1, 2003	20,750	64,642	62,938	18,781	3,553	12	**170,676**
Acquisitions through business combinations							
Other acquisitions	469	4,616	4,676	2,635	455	47	**12,898**
Transfer to investment property							
Disposals	(3,584)	(5,908)	(5,297)	(3,227)	5		**(18,011)**
Reclassifications		2,491	786	(365)	(2,669)		**243**
Effect of movements in foreign exchange	(124)	(103)	(94)	(123)	(23)		**(467)**
Balance at September 30, 2004	**17,511**	**65,738**	**63,009**	**17,701**	**1,321**	**59**	**165,339**
Balance at October 1, 2004	17,511	65,738	63,009	17,701	1,321	59	**165,339**
Acquisitions through business combinations							
Other acquisitions	130	101	5,171	1,801	2,518		**9,721**
Transfer to investment property	(6,541)	(17,355)					**(23,896)**
Disposals	(5,033)	(5,046)	(1,858)	(2,445)	(438)		**(14,820)**
Reclassifications		299	850	(404)	(947)		**(202)**
Effect of movements in foreign exchange	123	1,257	595	460	158	4	**2,597**
Balance at September 30, 2005	**6,190**	**44,994**	**67,767**	**17,113**	**2,612**	**63**	**138,739**

13) Property, plant and equipment (Continued)

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and constructions in progress	Property, plant and equipment under finance leases	Total
				(in t€)			
Depreciation and impairment losses							
Balance at October 1, 2002							
Depreciation charge for the year	(18)	(4,776)	(11,019)	(7,186)		(9)	**(23,008)**
Impairment losses							
Disposals		35	164	1,148			**1,347**
Reclassifications							
Effect of movements in foreign exchange	1	19	25	42			**87**
Balance at September 30, 2003	**(17)**	**(4,722)**	**(10,830)**	**(5,996)**	**0**	**(9)**	**(21,574)**
Balance at October 1, 2003	(17)	(4,722)	(10,830)	(5,996)		(9)	**(21,574)**
Depreciation charge for the year	(16)	(4,068)	(10,026)	(5,699)		(8)	**(19,817)**
Reversal of impairment losses							
Transfer to investment property							
Disposals		518	1,288	2,724			**4,530**
Reclassifications							
Effect of movements in foreign exchange	1	22	1	76			**100**
Balance at September 30, 2004	**(32)**	**(8,250)**	**(19,567)**	**(8,895)**	**0**	**(17)**	**(36,761)**
Balance at October 1, 2004	(32)	(8,250)	(19,567)	(8,895)		(17)	**(36,761)**
Depreciation charge for the year	(5)	(2,924)	(9,797)	(3,663)		(13)	**(16,402)**
Reversal of impairment losses			(9)				**(9)**
Transfer to investment property		2,439	65	(65)			**2,439**
Disposals	37	697	943	1,739			**3,416**
Reclassifications							
Effect of movements in foreign exchange		(175)	(113)	(216)		(1)	**(505)**
Balance at September 30, 2005	**0**	**(8,213)**	**(28,478)**	**(11,100)**	**0**	**(31)**	**(47,822)**
Carrying amounts							
At October 1, 2002	22,319	66,534	57,179	16,267	2,044	14	**164,357**
At September 30, 2003	20,733	59,920	52,108	12,785	3,553	3	**149,102**
At October 1, 2003	20,733	59,920	52,108	12,785	3,553	3	**149,102**
At September 30, 2004	17,479	57,488	43,442	8,806	1,321	42	**128,578**
At October 1, 2004	17,479	57,488	43,442	8,806	1,321	42	**128,578**
At September 30, 2005	6,190	36,781	39,289	6,013	2,612	32	**90,917**

Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property, plant and equipment in the years ending September 30, 2005, 2004 and 2003 respectively.

Leased plant and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Technical facilities, factory and office equipment	63	59	12
Less accumulated amortization	(31)	(17)	(9)
Total	**32**	**42**	**3**

13) Property, plant and equipment (Continued)

For obligations under finance lease an amount of t€ 11 (net present value) is included in long term debt as of September 30, 2005 (2004: t€ 24, 2003: t€ 12).

For obligations under finance lease and further information on leasing issues please refer to Note 33 "Leasing".

Property, plant and equipment under construction

The assets under construction include the following items:

	(in t€)
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai:	
New plant assembly lines for DR, DC and manufacturing license application	1,246
Demag Cranes & Components Corp., Cleveland:	
Siemens logistics Uniload project and Tacking fixtures	786

14) Investment property

	Land	Buildings and land improvements	Total
		(in t€)	
Cost			
Balance at 1 October 2002	862	1,522	**2,384**
Disposals	(124)	(342)	**(466)**
Effect of movements in foreign exchange	8	1	**9**
Balance at 30 September 2003	**746**	**1,181**	**1,927**
Balance at 1 October 2003	746	1,181	**1,927**
Disposals	(226)	(420)	**(646)**
Effect of movements in foreign exchange	1		**1**
Balance at 30 September 2004	**521**	**761**	**1,282**
Balance at 1 October 2004	521	761	**1,282**
Transfer to/from property, plant and equipment	6,541	17,355	**23,896**
Disposals		(54)	**(54)**
Effect of movements in foreign exchange	8	29	**37**
Balance at 30 September 2005	**7,070**	**18,091**	**25,161**
Depreciation and impairment losses			
Balance at 1 October 2002			
Depreciation charge for the year		(89)	**(89)**
Balance at 30 September 2003		(89)	**(89)**
Balance at 1 October 2003		(89)	**(89)**
Depreciation charge for the year		(60)	**(60)**
Disposals		28	**28**
Balance at 30 September 2004		**(121)**	**(121)**
Balance at 1 October 2004		(121)	**(121)**
Depreciation charge for the year		(1,027)	**(1,027)**
Transfer to/from property, plant and equipment		(2,439)	**(2,439)**
Disposals		54	**54**
Effect of movements in foreign exchange		(6)	**(6)**
Balance at 30 September 2005		**(3,539)**	**(3,539)**
Carrying amounts			
At 1 October 2002	862	1,522	**2,384**
At 30 September 2003	746	1,092	**1,838**
At 1 October 2003	746	1,092	**1,838**
At 30 September 2004	521	640	**1,161**
At 1 October 2004	521	640	**1,161**
At 30 September 2005	**7,070**	**14,552**	**21,622**
Fair values			
At 30 September 2005	8,719	14,810	**23,529**

The valuation of investment property is at cost.

After initial recognition, investment property is measured in accordance with IAS 40 using the cost model (cost less any accumulated depreciation and accumulated impairment losses). Depreciation is computed on the straight-line method over the estimated useful lives (10-20 years) of the related assets.

14) Investment property (Continued)

The Income statement includes t€ 118 from rental income (2004: t€ 216, 2003: t€ 281) and t€ 30 of operating expense (2004: t€ 53, 2003: t€ 79) during the reporting period.

15) Investments in associates

The Group has the following investments in associates:

		September 30			October 1
	Country	2005	2004	2003	2002
			(Participation in %)		
MHE Demag Pty. Ltd.	Singapore	50%	50%	50%	50%

The Group's share of post-acquisition total recognized profit or loss in the above associate for the year ended September 30, 2005 was t€ 669 (2004: t€ 782, 2003: t€ 689). The shipments to MHE included in sales for the year ended September 30, 2005 amount to t€ 13,336 (2004: t€ 10,250, 2003: t€ 10,110).

The share of profit or loss from associates recognized in the income statement is explained in Note 9) "Profit Share on associated companies".

No guarantees have been made for the liabilities of the associate.

The key figures for MHE Demag Pty. Ltd. reflecting only the 50% Demag's share are as follows:

	Fiscal year ending December 31		
	2004	2003	2002
		(in t€)	
Sales	21,033	15,826	18,283
Net income	1,559	1,488	689
Non-current assets	3,560	3,571	5,098
Current assets	14,528	14,446	14,041
Accruals	954	1,129	1,299
Liabilities & Shareholders' equity	17,134	16,888	17,840

16) Other investments

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Shares in other related parties	15	15	15
Other share investments	24	27	27
Long-term securities	845	817	749
Non-current investments, net	**884**	**859**	**791**

17) Unamortized debt issuance cost

Unamortized debt issuance cost of t€ 3,205 (2004: t€ 5,518; 2003: t€ 11,397) relate to the Company's long and short-term debt and is amortized over the life of the corresponding debt using the effective interest rate method. The amortization expense amounted to t€ 7,105 in the year ended September 30, 2005 including the full amortization of the existing debt issuance cost following the refinancing of debt as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 4,994. In the year ended September 30, 2004 the amortization expense totaled t€ 7,875 including the full amortization on the share allocated to the fixed rate guaranteed subordinated

17) Unamortized debt issuance cost (Continued)

unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded, because of the mandatory prepayment of the Senior debt. The increase to debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/ March 2004. Reference is made to note 26 "Long-term interest bearing loans and borrowings".

18) Other long-term assets

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Non-financial receivables from affiliated companies		3,127	155
Other long-term assets	3,047	3,346	3,621
Other long-term assets	**3,047**	**6,473**	**3,776**

19) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Receivables and other assets	786	1,066	4,937
Inventories	5,755	6,012	5,038
Intangible assets	2,229	75	223
Property, plant and equipment	1,803	946	1,639
Loss carry-forwards and tax credits	44,322	45,180	39,031
Provisions and liabilities	38,527	35,630	34,289
Other	230	11,900	661
Sub-total (assets)	**93,652**	**100,809**	**85,818**
Valuation allowances	(13,829)	(38,141)	(41,124)
Netting (Offsetting against liability)	(9,242)		
Deferred tax assets	**70,581**	**62,668**	**44,694**
Receivables and other assets	55	100	1,785
Inventories	178	145	1,871
Intangible assets	5,195	8,952	8,617
Property, plant and equipment	15,322	12,675	15,312
Provisions and liabilities	1,815	3,806	1,215
Other	71	12,385	10,342
Deduction of valuation allowances		(21,179)	(21,179)
Sub-total (liabilities)	**22,636**	**16,884**	**17,963**
Netting (Utilization of asset)	(9,242)		
Deferred tax liabilities	**13,394**	**16,884**	**17,963**
Deferred tax assets (liabilities), net	**57,187**	**45,784**	**26,731**

The changes in deferred tax are either booked in the income statement or recognized in equity. Please also refer to the Note 11) "Income tax expense".

Realization of the deferred tax assets is depending on generating sufficient taxable income in future periods. With regard to improved profitability expectations, management believes it is probable that the deferred tax asset, net of valuation allowances, will be realized.

19) Deferred tax assets and liabilities (Continued)

The Company has loss carry-forwards, which consist of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Germany: Corporate tax	113,194	104,408	95,269
Trade profit tax	80,981	76,733	78,826
Other countries	17,501	19,102	8,102

Losses can be carried forward indefinitely in Germany. t€ 14,873 of foreign loss carry-forwards expire during the next five years, t€ 2,628 thereafter or can be carried forward indefinitely. The utilization of future loss carry forwards is subject to minimum taxation in certain jurisdictions.

20) Inventories

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Raw materials and supplies	28,569	21,213	19,702
Work-in-progress	83,309	78,288	91,289
Finished goods and products held for resale	7,849	9,704	9,747
Inventories, net	**119,727**	**109,205**	**120,738**

21) Accounts receivable

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current trade accounts receivable, third parties	130,348	133,006	144,398
Notes receivable	60	11	
Less allowance for doubtful accounts	(7,537)	(7,676)	(8,073)
Trade accounts receivables, net	**122,871**	**125,341**	**136,325**
Current trade receivables from affiliated companies	6,500	4,921	8,946
Current trade receivables from related companies	841	893	1,502
Less allowance for doubtful accounts	(1,306)	(1,163)	(1,076)
Current receivables from related companies, net	**6,035**	**4,651**	**9,372**
Total trade accounts receivables, net	**128,906**	**129,992**	**145,697**

Accounts receivable are mainly non-interest-bearing.

22) Construction contracts

The company uses the Percentage of completion method ("POC" to account for certain long-term contracts. As of September 30, 2005 POC sales (costs and earnings) were t€ 2,879 (2004: t€ 1,950; 2003: t€ 8,875). Advances received from customers with respect to POC contracts amount to t€ 3,645 as of September 30, 2005 (2004: t€ 2,067; 2003: t€ 8,222).

23) Other current assets

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Other tax receivables	5,593	3,915	5,174
Receivables from employees	916	812	845
Prepayments	239	443	340
Deferred charges	3,311	2,973	1,817
Financial receivables from affiliated companies		5,707	3,158
Non Financial receivables from affiliated companies			19,773
Derivative financial instruments	104	393	20
Miscellaneous	4,242	1,419	2,962
Other current assets, net	**14,405**	**15,662**	**34,089**

24) Cash and cash equivalents

Cash and cash equivalents amount to t€ 39,454 as of September 30, 2005, thereof t€ 110 restricted in use (2004: t€ 26,951, 2003: t€ 28,833, thereof t€ 8 and t€ 0 restricted in use, respectively).

25) Capital and reserves

The Consolidated Statement of Shareholders' Equity summarizes the changes in capital and reserves (see page 9).

Additional paid in capital

The capital reserves of DCC HoldCo 3 (drei) GmbH were increased by a payment in the amount of t€ 100,000 by the indirect shareholder Stabilus B.V. This was made at the instigation of the shareholder DCC Luxembourg 2 S.à r.l. The payment was made without consideration and with subject to the condition that it was contributed into the company's capital reserves as additional contribution. The capital reserves increased by t€ 175, as a consequence of the payments made by managers participating in the Management Equity Program "MEP".

Statement of Recognized Income and Expense (SORIE)

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities, that hedge the Company's net investment in a foreign subsidiary.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognized.

Actuarial Gain & Loss

SORIE also includes recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

26) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 27 ("Financial instruments")

Long-term debt after refinancing as of January 31, 2005 and other long-term debt

		Year ended September 30					
		2005		2004		2003	
	Nominal interest rate	Effective Interest Rate %	Carrying amount	Effective Interest Rate	Carrying amount	Effective Interest Rate %	Carrying amount
			(in t€)		(in t€)		(in t€)
Divisional debt			580		625		355
MEP loans							2,430
Obligations under capital leases			22		48		19
Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note")							104,703
Vanilla loan							71,639
Other loans from affiliated companies			34,103		180,555		
Fair value on interest rate swaps			880		617		
Other debt			161				
Senior and Mezzanine Credit Agreements:							
Mezzanine debt							
Senior Tranche A EUR denominated debt due through September 30, 2009;				3.670%	19,572		
Senior Tranche A USD denominated debt due through September 30, 2009;				3.730%	11,118	3.730%	82,486
Senior Tranche A GBP denominated debt due through September 30, 2009;				6.670%	8,381		
Senior Tranche B EUR denominated debt due March 31, 2010 and September 30, 2010;				4.170%	9,154	4.170%	25,000
Senior Tranche B USD denominated debt due March 31, 2010 and September 30, 2010;						3.930%	23,355
Senior Tranche C USD denominated debt due March 31, 2011 and September 30, 2011;				5.170%	24,749	5.170%	27,602
Intercompany ("IC") Term Loan Tranche A EUR due Sep 30, 2011	4.563%	4.563%	25,358				
IC Senior Term Loan Tranche A USD due Sep 30, 2011	6.575%	6.575%	19,328				
IC Senior Term Loan Tranche A GBP due Sep 30, 2011	6.951%	6.951%	13,931				
IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012	4.813%	4.813%	45,000				
IC Senior Term Loan Tranche C EUR due in two equal repayments March 31 and Sep 30, 2013	5.313%	5.313%	45,000				
Subtotal			**184,363**		**254,819**		**337,589**
Less current maturities			6,342		2,635		11,347
Long-term debt			**178,021**		**252,184**		**326,242**

Maturities of long-term debt are as follows as of September 30, 2005:

	Current	Non current					Total
	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	non current
				(in t€)			
Senior Debt	6,170	7,713	9,256	11,723	11,723	102,032	**142,447**
Leasing Liability	11	11					**11**
Divisional debt		53	55			472	**580**
Swaps		880					**880**
Other loans other silos			23,103			11,000	**34,103**
Other debt	161						
Total	**6,342**	**8,657**	**32,414**	**11,723**	**11,723**	**113,504**	**178,021**

26) Long-term interest-bearing loans and borrowings (Continued)

The Company estimates that all debt, based on current interest rates and terms, approximates fair value.

Financing Arrangements

Acquisition Financing

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825.000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 190,000 of senior debt, t€ 95,000 of the Vendor Loan Note and t€ 65,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with DCC (principal amount plus accrued interest) in the amount of t€ 77.002 was waived in June 2004.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

Senior and Mezzanine Credit Agreements

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions including t€ 100,000 of Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Group as credit line. The Company is original guarantor under these Credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.àr.l.

On January 31, 2005, DCC borrowed a total amount of t€ 148,617 of senior debt under intercompany on-loans from Demag Finance at terms of interest identical to those in the Senior credit facilities plus a margin of 0.125%-points.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, all as defined in the Credit Agreements. The borrowings under the Credit Agreement are substantially collateralized by the net assets of the Group and other Demag Holding subsidiaries.

27) Financial instruments

The Company conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Company manages these types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher. The Company does not use derivative financial instruments for purposes other than risk management.

Foreign currency risk

The Group is involved in global business relations and is therefore also subject to currency risks. Due to the Group's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

27) Financial instruments (Continued)

Credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Company establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

Interest risk

As the Company entered into a credit facilities agreement at variable interest rates, the Group is exposed to risks from changes in interest rates. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, Management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Interest rate risks are hedged mainly through the use of interest rate swaps hedging 80% and 50% of the senior term debt floating rate debt into fixed rates of 2.25% to 3.5775% p.a. for €, and 4.075% p.a. for US $-denominated tranches, respectively, in the fiscal years 2005 and 2006. Changes in the fair value of interest rate swaps are recorded as loss in income.

Sensitivity analysis

In managing interest rate and currency risks the Company aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

As of September 30, 2005 it is estimated that a general increase of one percentage point in interest rates would decrease the Company's profit before tax by approximately t€ 1,098 (2004: t€ 2,004). Interest rate swaps have been included in this calculation.

The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on an item-by-item decision for volatile currencies for which payment is anticipated on a longer-term after the Group has entered into a firm commitment for a sale or a purchase. The forward currency contracts must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

Fair value of financial instruments

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Company could realize under current market conditions.

The fair value of the Company's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Company's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003 respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

27) Financial instruments (Continued)

The notional amounts and fair values of derivative financial instruments are listed in the following table:

	September 30, 2005		September 30, 2004		September 30, 2003	
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
			(in t€)			
Assets:						
Currency contracts	8,061	63	20,637	393	8,812	210
Other contracts	743	40				
Liabilities:						
Currency contracts	19,839	63	6,056	106	9,445	297
Interest rate contracts					131,256	1,900
Interest rate Swaps	102,281	880	56,121	617		
Total		**(840)**		**(330)**		**(1,987)**

Estimation of fair value

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004 bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently, all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument.

28) Pension plans and similar commitments

Overview on employee-benefit and post-retirement plans

Employee benefit obligations are comprised of the following components:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Defined benefit plans	120,186	105,638	108,977
Deferred compensation	7,217	6,431	5,678
Postretirement medical plans			771
Similar obligations	6	190	260
Pension plans and similar commitments	**127,409**	**112,259**	**115,686**

Principal pension plans

The Company grants post-retirement pension benefits to virtually all employees in Germany. Outside Germany, post-retirement benefits are mainly paid to employees in the US and the UK. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service.

28) Pension plans and similar commitments (Continued)

Deferred compensation

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on an agreement between the Company and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the Company to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for prior death and invalidity.

Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
				(in t€)					
Defined benefit obligations at the beginning of year	105,638	13,366	**119,004**	108,371	19,689	**128,060**	103,585	18,977	**122,562**
Service costs	1,528	265	**1,793**	1,846	391	**2,237**	1,797	596	**2,393**
Interest cost	5,849	478	**6,327**	5,753	376	**6,129**	5,752	972	**6,724**
Foreign currency exchange rate effects		(36)	**(36)**		49	**49**		429	**429**
Plan participants' contributions		300	**300**		296	**296**		410	**410**
Actuarial (gains)/losses/ others	11,673	(48)	**11,625**	(5,234)		**(5,234)**	2,138	(108)	**2,030**
Benefits paid	(5,354)	(287)	**(5,641)**	(5,047)	(341)	**(5,388)**	(4,719)	(1,587)	**(6,306)**
Transfers					(7,094)	**(7,094)**			
Others	240		**240**	(51)		**(51)**	(182)		**(182)**
Defined benefit obligations at the end of the year	**119,574**	**14,038**	**133,612**	**105,638**	**13,366**	**119,004**	**108,371**	**19,689**	**128,060**

Deferred compensation is not included in the development of the defined benefit obligations.

Plan assets

The weighted-average asset allocation of the Company's pension benefit plans were as follows:

	Year ended September 30		
	2005	2004	2003
Equity securities	28%	25%	33%
Debt securities	60%	53%	46%
Real estate	9%	10%	8%
Other short-term investments	3%	12%	13%
Total	**100%**	**100%**	**100%**

The Company's investment goals are to maximize returns subject to specific risk Management policies. Investments in debt and equity securities, cash and cash equivalents as well as real estate are made according to the Company's risk management policy. The portfolio of securities is diversified in domestic as well as international securities. The allocation of the assets in different

28) Pension plans and similar commitments (Continued)

asset classes is determined by the forecasted cash requirements for the pension benefit payments. The respective trustees will monitor the asset allocation on a regular basis.

The value of pension assets changed as follows during the financial year ending September 30, 2005 and the comparative years:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Fair value of plan assets	13,493	20,156	21,068
Actual return on plan assets	515	(33)	230
Employer's contribution	335	296	410
Plan participants contributions	300	303	495
Benefits paid	(287)	(341)	(1,587)
Foreign currency exchange rate changes	(32)	28	(460)
Transfers	(716)		
Other		(6,916)	
Fair value of plan assets at the end of the year	**13,608**	**13,493**	**20,156**

The following table represents a reconciliation of the funded status based on the difference between defined benefit obligations and plan assets, on which the provisions shown in the balance sheet are based:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Defined Benefit Obligations	119,574	14,038	133,612	105,638	13,366	119,004	108,370	19,690	128,060
Plan assets		13,608	13,608		13,493	13,493	0	20,156	20,156
Prepayment		(182)	(182)		(127)	(127)		(1,073)	(1,073)
Recognized net amount	**119,574**	**612**	**120,186**	**105,638**	**0**	**105,638**	**108,370**	**607**	**108,977**
Recognized in equity (net of deferred tax)	**(5,949)**	**(893)**	**(6,842)**	**1,372**	**(428)**	**944**	**(1,086)**	**(14)**	**(1,100)**

DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Service cost	1,528	265	1,793	1,846	391	2,237	1,797	596	2,393
Interest cost	5,849	478	6,327	5,753	376	6,129	5,752	972	6,724
Expected return on plan assets		(515)	(515)		(514)	(514)		206	206
Net amortization of gains/losses	2	51	53	2	(35)	(33)		508	508
Net periodic pension cost	**7,379**	**279**	**7,658**	**7,601**	**218**	**7,819**	**7,549**	**2,282**	**9,831**
Recognized in income statement under									
COGS	934	198	1,132	1,265	243	1,508	1,230	823	2,053
SG&A	596	116	712	583	148	731	567	281	848
Interest	5,849	(35)	5,814	5,753	(173)	5,580	5,752	1,178	6,930

28) Pension plans and similar commitments (Continued)

Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

	Year ended September 30, 2005		Year ended September 30, 2004		Year ended September 30, 2003	
	German Plans	Non-German Plans	German Plans	Non-German Plans	German Plans	Non-German Plans
	%	(Range %)	%	(Range %)	%	(Range %)
Discount rate	4.25	3.00-5.25	5.50	3.6	5.25	3.60-6.00
Projected remuneration increases	2.00	2.00	2.50	0.5	2.50	1.50-2.50
Expected return on plan assets		4.00-4.50		3.75		3.75-6.00
Projected pension payment increases	1.25	0.50-1.25	1.5	1.0	1.50	1.00-1.50

Post retirement medical plans

The value of the defined benefit obligation of post retirement healthcare benefits changed as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Value of obligation			
Projected benefit obligations at the beginning of the year		771	907
Benefits paid			(136)
Others		(771)	
Projected benefit obligations at the end of the year	**0**	**0**	**771**

The amount recognized as accrual as of September 30, 2004 for post retirement healthcare benefits of t€ 0 (2003: t€ 771) relates to affiliated companies in the United States of America. The healthcare trend rate is assumed at 13% p.a.

29) Other long-term liabilities

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Anniversary benefit	1,514	6,989	7,777
Early retirement plan	12,550	13,302	10,364
Other accruals	10,252	9,732	10,553
Deferred income	201	188	19
Other liabilities third parties	59	14	678
Other long term liabilities and accruals	**24,576**	**30,225**	**29,391**

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top up amounts for all potential contracts which DCC expects to incur in the future. Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed increases are accrued and discounted. The wages and salaries paid in the passive period are accrued

29) Other long-term liabilities (Continued)

proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts that are agreed in the future in order to replace contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and/or collective agreements.

30) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current maturities of long-term debt	6,342	2,635	8,917
Other short-term debt	8,592	14,209	6,863
Total	**14,934**	**16,844**	**15,780**

31) Provisions

	Restructuring	Warranties	Other provisions	Total
		(in t€)		
Balance at 1 October 2002	48,460	7,337	12,751	**68,548**
Provisions made during the year	2,481	781	8,594	**11,856**
Provisions used during the year	(19,282)	(332)	(13,387)	**(33,001)**
Provisions reversed during the year			(12)	**(12)**
Reclassifications		104		**104**
Foreign exchange		(2)	170	**168**
Other changes				
Balance at 30 September 2003	**31,659**	**7,888**	**8,116**	**47,663**
thereof non-current		*6,245*		***6,245***
Balance at 1 October 2003	31,659	7,888	8,116	**47,663**
Provisions made during the year	4,907	645	7,606	**13,158**
Provisions used during the year	(26,469)	(1,353)	(4,710)	**(32,532)**
Provisions reversed during the year		(2,236)	(821)	**(3,057)**
Reclassifications			195	**195**
Foreign exchange	(74)	(26)	5	**(95)**
Balance at 30 September 2004	**10,023**	**4,918**	**10,391**	**25,332**
thereof non-current		*3,115*		***3,115***
Balance at 1 October 2004	10,023	4,918	10,391	**25,332**
Provisions made during the year	1,031	2,164	6,410	**9,605**
Provisions used during the year	(6,585)	(768)	(2,944)	**(10,297)**
Provisions reversed during the year	(13)	(126)	(1,435)	**(1,574)**
Reclassifications		(55)	55	
Foreign exchange	2	118	619	**739**
Balance at 30 September 2005	**4,458**	**6,251**	**13,096**	**23,805**
thereof non-current		*3,963*		***3,963***

31) Provisions (Continued)

Warranties

The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period.

The Company forms provisions for cost associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals. The current and non-current accruals for product warranties both show following development:

Restructuring

Since 2003, the Group has undertaken restructuring and cost saving initiatives in connection with ongoing efforts to enhance efficiency and profitability. These measures were primarily focused on cost reduction as well as the improvement of manufacturing processes. In DCC, the implementation of restructuring programs to date has resulted in an overall reduction in production capacity through the closure of certain crane and component plants in Western Europe, the relocation of production capacity to new, cost-efficient plants in the Czech Republic, Spain and China and the reduction of headcount and personnel costs across all functions in high-cost countries.

In applying purchase accounting the restructuring programs at DCC known at the time of the Acquisition were treated as liabilities acquired, and the related restructuring provision valued at its fair market value of t€ 48,460.

The subsequent development of this provision is shown below:

	Restructuring		
		(in t€)	
Balance at October 1, 2004 (2003, 2002)	10,023	31,659	48,460
Utilizations and transfers	(6,596)	(26,543)	(19,282)
Additions	1,031	4,907	2,481
Balance at September 30, 2005 (2004, 2003)	**4,458**	**10,023**	**31,659**

During the period from October 1, 2003 to September 30, 2004 the accrued amount of t€ 26,543 was completely utilized for compensation, which has been paid for laid off employees, including t€ 2,648 for Management compensation. With regard to further restructuring measures t€ 4,907 have been accrued for restructuring cost in the previous financial year. Thus, as of September 30, 2004, accruals for restructuring liabilities amount to t€ 10,023. In the current business year an amount of t€ 6,596 was utilized for compensation payments and restructuring purposes. The company has accrued a further amount of t€ 1,031 for planned restructuring initiatives. Restructuring plans have been finalized and all necessary criteria for setting up a provision for restructuring cost are fulfilled. In addition to restructuring accruals and utilizations further restructuring measures are expensed through the Income statement, reference is made to Note 5 "Segment reporting".

32) Other short-term liabilities

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Accrued other personnel expenses	26,079	22,952	27,158
Outstanding suppliers invoices	10,939	11,213	8,256
Sales discounts/other sales related liabilities	3,353	3,546	4,168
Liabilities to social security, wage and church tax	1,772	3,993	4,536
Other liabilities	23,956	25,942	31,063
Other short-term liabilities	**66,099**	**67,646**	**75,181**

33) Leasing

Leases as lessee

Operating leases

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Group enters into non-cancelable capital and operating lease agreements. The future minimum rental payments relating to leasing agreements during the basic rental period, if they cannot be terminated, are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Less than one year	8,818	5,340	8,718
Between one and five years	18,170	8,422	7,670
More than five years	5,161	538	88
Total Leasing Liabilities	**32,149**	**14,300**	**16,476**

Finance leases

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

	Minimum lease payments 2005	Interest 2005	Principal 2005	Minimum lease payments 2004	Interest 2004	Principal 2004	Minimum lease payments 2003	Interest 2003	Principal 2003
					(in t€)				
Less than one year	12		12	3		3	12		12
Between one and five years	10		10				8		8
	22		22	3	0	3	20	0	20

34) Contractual commitments

The following contractual commitments existed as of September 30, 2005 and could be categorized as follows:

- Fixed assets in the amount of t€ 19,564
- Inventories in the amount of t€ 19,293
- Other assets in the amount of t€ 750

Major contracts amounting to t€ 293 and t€ 382 have been signed for new machines. Software agreements with the amount of t€ 185 and an agreement for the server support service (t€ 678) have been concluded. In the Italian subsidiaries contracts for renting buildings have been signed, which are totaling t€ 623.

35) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is, why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation September 30			Amount recognized as a liability September 30		
	2005	2004	2003	2005	2004	2003
			(in t€)			
Cross-stream guarantees						
Credit guarantees	12,690	6,383				
Notes	13	1,396	1,476	474		
Guarantees for third-party liabilities	10,710	1,127	3,611			
Warranties	13,211	6,619	7,682		200	56
Others	2,646	383				
Total	**39,270**	**15,908**	**12,769**	**474**	**200**	**56**

Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which the Company, as the marker or endorser of the note, is liable, if the note is not honored.

Guarantees

Credit guarantees and other guarantees for third-party liabilities are liabilities that the Group preparing the financial statements assumes in relation to the creditor of a third party (guarantees to banks or others for third-party liabilities).

Together with Demag Investments S.àr.l. as Parent, certain subsidiaries within DCC are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are full down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees as subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of September 30, 2005 the maximum potential obligation amounts to t€ 499,899 (prior year: t€ 408,256).

35) Contingent liabilities (Continued)

Environmental

The Company is subject to various lawsuits, claims and proceedings related to products, patents and other matters incidental to these businesses. Liabilities including accruals for significant litigation cost, related to such matters are recorded, if it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Company's financial position.

36) Related parties

The Company has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of the Company's ultimate parent company is Demag Holding S.àr.l.

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the Group (refer to Note 3)"Acquisitions of subsidiaries") and several financing activities as described in Note 26) "Long term interest-bearing loans and borrowings" are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Related party Siemens			
Sales	7,841	10,583	26,997
Supplies and services			9,487
Trade receivables	841	893	1,671
Financial payables			1,535
Trade payables	470	914	525

Trade receivables and payables from related parties are included in accounts receivable and in accounts payable, respectively. Financial and other receivables (financial and other payables) are included in other current assets (other current/other long-term liabilities, respectively).

The principal shareholder of the Company, DCC Luxembourg 2 S.àr.l., is holding 85.4% of the capital stock which amounts to t€ 1,450. As of September 30, 2004 the Company shows a receivable of t€ 3,126 against Demag Holding S.àr.l. relating to tax and pension claims associated with the Transaction agreement which has been paid in the current business year.

For significant further financial relations with KKR, Siemens and Demag Holding please refer to Note 26) "Long term interest-bearing loans and borrowings".

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 1,315 for the year ended September 30 2003, t€ 1,315 for the year ended September 30 2004 and t€ 1,166 for the year ended September 30 2005 respectively.

Demag Holding charges will be discontinued after the IPO (see also Note 37, "Subsequent events"). Management expects that similar charges will not be incurred in the future.

Management Compensation

Total key management personnel compensation for the year ending September 30, 2005 was t€ 6,055 (2004: t€ 6,735; 2003: t€ 7,289). It includes short term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends

36) Related parties (Continued)

executive and non executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly.

37) Subsequent events

DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.àr.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation ("Aktiengesellschaft").

The DCC and Gottwald groups are currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which may be used to service working capital needs or for other general corporate purposes.

38) Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

In the preparation of these Consolidated Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, early retirement plans and restructurings,
- Determining inventory write-downs,
- Evaluating the extent to which deferred tax assets will be realized
- Allowances concerning trade receivables, other assets etc.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Company's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

39) Explanations about application of IFRS

The Group has retrospectively adopted International Financial Reporting Standards as at October 1, 2002, the first balance sheet date immediately following the Acquisition. For this reason the historical reconciliations that would otherwise be required under IFRS 1.38ff. are not considered necessary.

DCC HOLDCO 3 (DREI) GmbH, WETTER
AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

APPENDIX

Company	Company and location	Former name	Country Code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
DCC001	Kranservice Rheinberg GmbH, Rheinberg		DE	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC002	Demag Cranes Components Pty. Ltd., Smithfield (Australia)		AU	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC003	DCC GmbH, Wetter	DCC Holdco 6 (sechs) GmbH, Wetter	DE	DCC HoldCo 5 (fünf) GmbH, Wetter	100.00	100.00	100.00	
DCC004	Demag Cranes & Components A/S, Kopenhagen (Denmark)		DK	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC005	Demag Cranes & Components spol. S r.o., Slany (Czech Republic)		CZ	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC006	Demag Cranes & Components AG, Dietlikon (Switzerland)		CH	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC007	Demag Cranes & Components (Pty.) Ltd., Johannesburg (South Africa)		ZA	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC008	Demag Cranes & Components Ltda., Cotia (Brazil)		BR	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC009	Demag Cranes & Components (India) Pte. Ltd., Pune (India)		IN	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC011	DCC Verwaltungs 2 (zwei) GmbH, Wetter	Zasche ergo GmbH, Wetter	DE	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC015	Demag Cranes & Components Lda., Lissabon (Portugal)		PT	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC016	Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao (China)		CN	DCC GmbH, Wetter	100.00	100.00	100.00	Participation raised from 99.30% to 100.00%
DCC017	Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai (China)		CN	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC018	Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China)		CN	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC019	Demag Cranes & Components SAS, Châlons en Champagne, (France)		FR	DCC France HoldCo SA, Châlons en Champagne, (France)	100.00	100.00	100.00	

DCC HOLDCO 3 (DREI) GmbH, WETTER
AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

APPENDIX (Continued)

Company	Company and location	Former name	Country Code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
DCC020	Demag Cranes & Components S.A., Madrid (Spain)		ES	Demag Cranes & Components Spain Holdco S.A., Madrid (Spain)	100.00	100.00	100.00	
DCC021	Mannesmann Dematic (Middle East) EC, Bahrain		AE	DCC GmbH, Wetter	92.15	100.00	100.00	Participation raised from 51.00% to 92.15%
DCC022	Demag Cranes & Components (Middle East) FZE, Dubai (UAE)		VAE	Mannesmann Dematic (Middle East) EC, Bahrain	100.00	100.00	100.00	
DCC023	Demag Cranes & Components S.p.A., Agrate Brianza (Italy)		IT	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC024	Donati Sollevamenti S.r.l., Varese (Italy)		IT	Demag Cranes & Components S.p.A., Agrate Brianza (Italy),	90.00	100.00	100.00	
				DCC GmbH, Wetter	10.00			
DCC027	Demag Cranes & Components Corp., Cleveland (USA)		US	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC028	Crane America Services Corp., Dayton (USA)		US	Demag Cranes & Components Corp., Cleveland (USA)	100.00	100.00	100.00	
DCC031	Demag Cranes & Components GmbH, Salzburg (Austria)		AT	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC032	Demag Cranes & Components Guarantee Ltd., Banbury (UK)		GB	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC033	Demag Cranes & Components Ltd., Banbury (UK)		GB	Demag Cranes & Components Holdings Ltd., Banbury, (UK)	100.00	100.00	100.00	
DCC035	Demag Cranes & Components Sp z o.o., Warszawa (Poland)		PL	DCC GmbH, Wetter	100.00	100.00	100.00	
DCH001	DCC HoldCo 3 (drei) GmbH, Wetter		DE	DCC Lux 2 S.à r.l., Luxembourg,	91.80			
				DCC Management Beteiligungs GmbH	8.20	100.00		
DCH002	DCC HoldCo 4 (vier) GmbH, Wetter		DE	DCC Holdco 3 (drei) GmbH, Wetter,	100.00	100.00	100.00	
DCH003	DCC HoldCo 5 (fünf) GmbH, Wetter		DE	DCC HoldCo 4 (vier) GmbH, 100. Wetter	100.00	100.00	100.00	
DCH005	DCC Verwaltungs GmbH, Wetter		DE	DCC GmbH, Wetter	100.00	100.00	100.00	

DCC HOLDCO 3 (DREI) GmbH, WETTER
AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

APPENDIX (Continued)

Company	Company and location	Former name	Country Code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
DCH007	DCC France HoldCo SA, Châlons en Champagne (France)		FR	DCC HoldCo 5 (fünf) GmbH, Wetter	100.00	100.00	100.00	
DCH008	Demag Cranes & Components Spain Holdco S.A., Madrid (Spain)		ES	DCC GmbH, Wetter	100.00	100.00	100.00	
DCH009	Demag Cranes & Components Holdings Ltd., Banbury (UK)		GB	DCC GmbH, Wetter	74.00			
				Demag Cranes & Components Guarantee Ltd., Banbury (UK)	26.00	100.00	100.00	
NON CONSOLIDATED AFFILIATED COMPANIES								
DCC010	MHE-Demag (S) Pte. Ltd., Singapore		SG	DCC GmbH, Wetter	50,00		nc	Associated company, consolidated at equity
DCC012	Projektentwick-lungsgesellschaft Wetter (Ruhr) – Reme mbH, Wetter		DE	DCC GmbH, Wetter	10,00		nc	In Liquidation
DCC025	Gutter Sollevamenti S.r.l., Lecco (Italy)		IT	Donati Sollevamenti S.r.l., Varese (Italy)	100,00		nc	
DCC026	Donati Ltd., Liverpool (UK)		GB	Donati Sollevamenti S.r.l., Varese (Italy)	100.00		nc	
DCC050	Demag Cranes & Components S.A., Buenos Aires (Argentina)		AR	DCC GmbH, Wetter	80.00		nc	
DCC051	Nordpol Sp. z o.o., Warszawa (Poland)		PL	DCC GmbH, Wetter	(98.00)			Liquidated
DCC052	E & W Anlagenbau GmbH, Moormerland		DE	Kranservice Rheinberg GmbH, Rheinberg	6.67		nc	

DCC HOLDCO 3 (DREI) GmbH, WETTER
AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

Independent Auditors' Report

To the Board of Directors and Shareholders of
DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the accompanying consolidated opening balance sheet of DCC HoldCo 3 (drei) GmbH, Wetter, (the "Company") as of October 1, 2002 and the balance sheets as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of DCC HoldCo 3 (drei) GmbH, Wetter, as of October 1, 2002, and September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

Crampton (Wirtschaftsprüfer)	Dr. Loch (Wirtschaftsprüfer)

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
FOR THE YEAR ENDED
SEPTEMBER 30, 2005, COMPARATIVE INFORMATION FOR THE YEARS ENDED
SEPTEMBER 30, 2004 AND 2003;
AND OPENING BALANCE SHEET AS OF OCTOBER 1, 2002

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
CONSOLIDATED INCOME STATEMENT
for the year ended September 30

	Note	2005	2004	2003
			(in t€)	
Sales	3	237,089	194,916	183,423
Cost of sales		(186,458)	(151,895)	(156,567)
Gross Profit		**50,631**	**43,021**	**26,856**
R & D expenses	5	(4,339)	(6,168)	(9,032)
Selling, general and administrative expense	6	(28,646)	(22,610)	(26,004)
Other operating income/(expense), net	7	622	40	(235)
Earnings before interest and taxes (EBIT)		**18,268**	**14,284**	**(8,415)**
Interest and similar income/(expense), net	8	(10,009)	(7,635)	(1,930)
Earnings before tax (EBT)		**8,259**	**6,649**	**(10,345)**
Income tax expenses	9	(4,071)	(3,611)	3,580
Profit after tax		**4,188**	**3,038**	**(6,765)**
Net income after tax (NIAT)		**4,188**	**3,038**	**(6,765)**

The accompanying notes are an integral part of these consolidated financial statements.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)

for the year ended September 30

	2005	2004	2003
		(in t€)	
Fair value recognition of effective portion of cash flow hedges		171	(171)
Recognized actuarial gains and losses	(923)	250	(410)
Net Income recognized directly in equity	**(923)**	**421**	**(581)**
Net income after tax	**4,188**	**3,038**	**(6,765)**
attributable to the parent	4,188	3,038	(6,765)
Total recognized income and expenses for the year	**3,265**	**3,459**	**(7,346)**
attributable to the parent	3,265	3,459	(7,346)

The accompanying notes are an integral part of the consolidated financial statements.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
CONSOLIDATED BALANCE SHEET
for the year ended September 30

	Note	2005	2004	2003	2002
			(in t€)		
Goodwill	10	7,442	7,442	7,442	7,442
Other intangible assets	10	17,747	13,131	12,441	13,223
Property, plant + equipment	11	32,443	31,089	31,489	28,422
Other investments	12	126			25
Unamortized debt issuance cost	13	1,997	1,787	2,352	2,638
Long-term trade receivables	14	3,372	3,662	4,505	
Other long-term assets	15	1,806	1,980		
Deferred tax assets	16	4,995	5,012	8,580	1,609
Total non-current assets		**69,928**	**64,103**	**66,809**	**53,359**
Inventories	17	49,561	58,161	73,509	92,388
Advance payments made		303	438	55	8
Accounts receivable	18	23,887	16,667	16,365	6,200
Short-term financial receivables	19	33,989	10,749	700	938
Other current assets	20	4,530	4,597	4,034	5,065
Cash and cash equivalents	21	3,712	8,565	16,704	7,859
Total current assets		**115,982**	**99,177**	**111,367**	**112,458**
Total assets		**185,910**	**163,280**	**178,176**	**165,817**
Common stock		757	757	704	25
Additional paid-in capital		14,643	14,643	13,866	14,545
Statement of recognized income and expenses		(1,083)	(160)	(581)	
Retained Earnings, net of minorities		368	(3,820)	(6,858)	(93)
Equity attributable to equity holders of the parent		**14,685**	**11,420**	**7,131**	**14,477**
Total equity		**14,685**	**11,420**	**7,131**	**14,477**
Long-term interest-bearing loans and borrowings	23	86,159	71,515	69,807	70,239
Pension plans and similar commitments	25	12,013	9,928	9,251	7,508
Long-term provisions	28	3,483	4,043	3,929	3,680
Other long-term liabilities	26	2,465	2,589	2,544	2,425
Deferred tax liabilities	16	5,581	3,152	4,270	1,257
Total non-current liabilities		**109,701**	**91,227**	**89,802**	**85,109**
Short-term interest-bearing loans and borrowings and current maturities of long-term debt	27	217	228	914	2,731
Accounts payable		17,502	18,222	12,524	7,405
Advance payments received		22,206	21,274	45,364	32,519
Short-term provisions	28	1,163	2,711	5,361	8,295
Accrued tax liabilities (income/trade)		2,333	1,403	182	570
Other short-term liabilities	29	18,103	16,795	16,899	14,712
Total current liabilities		**61,524**	**60,633**	**81,244**	**66,232**
Total liabilities and shareholders' equity		**185,910**	**163,280**	**178,176**	**165,817**

The accompanying notes are an integral part of these consolidated financial statements.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended September 30

	2005	2004	2003
		(in t€)	
Net income after tax	**4,188**	**3,038**	**(6,765)**
Depreciation & amortization, impairment	4,815	4,664	4,254
Interest income/expenses, net	10,009	7,635	1,930
Income taxes	4,071	3,610	(3,580)
Subtotal	**23,083**	**18,947**	**(4,161)**
Change in inventory	8,600	15,348	18,880
Change in accounts receivable (trade)	(6,931)	955	(14,804)
Change in accounts payable (trade)	(721)	5,698	4,302
Change in advance payments, net	1,066	(24,472)	14,855
(Gain)/loss on the disposal of fixed assets	15	107	
Change in other assets/liabilities	(397)	(5,274)	6,208
Effect of foreign exchange rate changes in free cash flow		(1,146)	(4,504)
Cash flow from operations before interest & taxes	**24,715**	**10,163**	**20,777**
Net Interest payments	(8,442)	(3,655)	(4,481)
Income tax payments	(91)	(30)	
Cash flow from operating activities	**16,182**	**6,478**	**16,296**
Acquisitions (purchase price + debt)	(126)		9
Development cost	(4,588)	(967)	
Capital Expenditure	(6,239)	(4,375)	(6,599)
Disposal proceeds	28	30	86
Cash flow from investing activities	**(10,925)**	**(5,313)**	**(6,504)**
Free Cash Flow before financing*	**5,257**	**1,165**	**9,792**
Increase (decrease) in debt**	(10,111)	(10,071)	(560)
Other changes in equity		830	(283)
Cash flow from financing activities	**(10,111)**	**(9,241)**	**(843)**
Net increase/(decrease) in cash and cash equivalents	**(4,820)**	**(8,076)**	**8,949**
Cash and cash equivalents at the beginning of the year	8,565	16,704	7,859
Effect of foreign exchange rate changes	(33)	(64)	(104)
Cash and cash equivalents at the end of the year	**3,712**	**8,564**	**16,704**
Free cash flow before financing, interest & tax payments*	**13,790**	**4,850**	**14,273**

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 4.*

**

	2005	2004	2003
Repayment of Siemens vendor loan note		(27,535)	
Repayment of vanilla loan note	(18,185)		
Scheduled repayment of senior debt	(1,500)		
Mandatory repayment of senior debt	(13,777)	(10,556)	
Repayment of Mezzanine debt	(30,904)	0	
Mezzanine loan borrowings	20,000	30,000	
Loan to Demag Finance loan	(15,000)		
Repayment of Demag Finance debt	(7,001)	7,001	
Senior loan borrowings	65,000		
Change in Intersilo Cash Pool	(8,238)	(10,650)	
Increase (decrease) in other financial debt	(506)	1,668	(560)
	(10,111)	(10,071)	(560)

The accompanying notes are an integral part of these consolidated financial statements.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
AS OF 30 SEPTEMBER 2003, 2004 AND 2005

	Common Stock	Additional paid in Capital (APIC)	Statement of recognized income and expenses (SORIE)	Retained earnings	Total Shareholders' equity	Minority interest	Total Equity
				(in t€)			
Balance at 1 October 2002	25	14,545		(93)	14,477		14,477
Net income after tax				(6,765)	(6,765)		(6,765)
Other changes	679	(679)	(581)		(581)		(581)
Balance at 30 September 2003	**704**	**13,866**	**(581)**	**(6,858)**	**7,131**		**7,131**
Balance at 1 October 2003	704	13,866	(581)	(6,858)	7,131		7,131
Net income after tax				3,038	3,038		3,038
Other changes	53	777	421		1,251		1,251
Balance at 30 September 2004	**757**	**14,643**	**(160)**	**(3,820)**	**11,420**		**11,420**
Balance at 1 October 2004	757	14,643	(160)	(3,820)	11,420		11,420
Net income after tax				4,188	4,188		4,188
Other changes			(923)		(923)		(923)
Balance at 30 October 2005	**757**	**14,643**	**(1,083)**	**368**	**14,685**		**14,685**

The accompanying notes are an integral part of these consolidated financial statements.

Detailed Index of the Notes to the Consolidated Financial Statements

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1) Business description, background and basis of presentation

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, ("Gottwald" or the "Company" (the "Acquisition")).

Gottwald HoldCo 3 (drei) GmbH is the leading company of the Gottwald group, the world's number one producer of mobile harbor cranes and a pioneer in automated container handling and integrated software solutions.

The accompanying consolidated balance sheet of Gottwald as of September 30, 2005 and the related statements of income, changes in equity and cash flow for the year then ended are prepared in accordance with International Financial Reporting Standards (IFRS).

The purchase method of accounting, which allocates the purchase price to the fair value of assets acquired and liabilities assumed, has been followed by Gottwald in accordance with IFRS 3.

2) Significant accounting policies

Gottwald is a company domiciled in Germany.

The financial statements were authorized for issue on April 21, 2006.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB). These financial statements carry comparative data for all three years of the Company's existence. For further information on the adoption of IFRS, please see note 36 "Explanations about application of IFRS". All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective by 30 September 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods besides IAS 24 "Related Parties", which has been applied in the version of January 1986. The Company will adopt IAS 24 (revised 2004) in its financial statements of the year ending September 30, 2006.

Basis of preparation

The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

Non-current assets are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have

2) Significant accounting policies (Continued)

significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 35 "Accounting estimates and judgments".

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Gottwald entities.

Basis of Consolidation

The consolidated financial statements include the following companies of Gottwald:

- Gottwald HoldCo 3 (drei) GmbH, Dusseldorf
- Gottwald HoldCo 4 (vier) GmbH, Dusseldorf
- Gottwald Port Technology GmbH, Dusseldorf
- Gottwald Port Technology Verwaltungsgesellschaft mbH, Dusseldorf

All significant intercompany transactions have been eliminated in the consolidation.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense), net. Financing related foreign currency transaction gains and losses are included in interest and similar income (expense), net.

Sales

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. Concerning multi-component-contracts, the recognition of sales from goods sold and services rendered are separated. Sales from service are recognized either after the Company has rendered service or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Lease incentives granted are recognized as an integral part of the total rental income.

The Company sells some machines to leasing companies, which then enter into lease agreements with the end-user for periods normally ranging from one to five years. Under certain conditions, the Company is obligated to repurchase the machine from the leasing company or to reimburse the leasing company for economic losses incurred through a default by the end-user. The Company's revenue recognition policy for machine sales under such arrangements depends upon the terms of the underlying lease agreement. If, based on the terms of the lease agreement, the Company retains substantial risks of ownership in the leased machine, the transaction is treated as a borrowing and sales and gross profits are recognized over the lease term. If substantial risks of ownership are not retained, revenue is recognized in full upon shipment or delivery, consistent with normal sales.

Cost of Sales

Cost of sales includes costs directly attributable to the production process.

2) Significant accounting policies (Continued)

Research and Development Expenses

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Derivative Financial Instruments

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Intangible Assets

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or

2) Significant accounting policies (Continued)

design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortization and impairment losses see below ("Impairment and recoverability").

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditures on capitalized intangible assets are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Company amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) is not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the reporting unit.

Table of estimated useful lives for intangible assets

	Average useful life
Patents, licenses and similar rights	5
Capitalized Development Cost	5
Brands	Indefinite
Software	3

Property, plant and equipment

Property, plant, and equipment is valued at acquisition cost less accumulated depreciation.

Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which Gottwald assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses see below ("Impairment and recoverability").

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. Cost of its dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as an expense as incurred.

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to

2) Significant accounting policies (Continued)

specific projects and an allocation of fixed and variable overheads incurred in the Company's contract activities based on normal operating capacity.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost is depreciated separately. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

The following estimated useful lives are used:

Factory and office buildings	25 to 33 years
Other buildings	8 to 25 years
Technical machinery & equipment	5 to 12 years
Furniture & office equipment	3 to 10 years

Other Investments

The Company does not hold any securities classified as trading or held-to-maturity.

Debt securities for which the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Company on the date it commits to purchase/sell the investments.

Unamortized debt issuance costs

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

Inventories

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

Accounts receivable

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

Other current assets

Other current assets are stated at their cost less provisions to reflect realizable value.

Cash and cash equivalents

The Company considers all highly liquid investments to be cash equivalents.

2) Significant accounting policies (Continued)

Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The Company's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate assumptions used reflect the rates available on high-quality fixed-income debt instruments.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Company's net obligation in respect of long-term service benefits other than pension plans is the amount of future postretirement healthcare benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating to the terms of the Company's obligations.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Accounts payable

Trade and other payables are stated cost.

2) Significant accounting policies (Continued)

Impairment and recoverability of assets

The carrying amounts of the Company's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, for assets that have an indefinite useful life and for intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Company's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3) Sales

	2005	2004	2003
		(in t€)	
Sale of goods	216,285	176,044	167,900
Spare parts	12,309	10,958	8,041
Services and spare parts	4,969	5,865	4,955
Other Sales	3,526	2,049	2,527
Total Sales	**237,089**	**194,916**	**183,423**

4) Segment Reporting

The Gottwald Group distinguishes between business and geographical segments, whereby the primary segment reporting format is based on the organization of the Gottwald Group as a single business segment, Port Technology. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segment" and also in the secondary segment reporting format "geographical segment". This structure reflects internal reporting (management approach) and takes into account related risks and earnings structures.

Primary reporting format (business segment)

Within "Port Technology" the Group develops, manufactures, assembles, delivers and maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Port technology			
Segment revenues	**237,089**	**194,916**	**183,423**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Port technology			
Segment gross profit	52,000	43,622	43,699
Adjustments:			
+/- Effects from Purchase accounting in inventory		459	(16,418)
- Effects from Purchase accounting deprec./amortiz.	(310)	(345)	(369)
- Adjustments for one off effects	(1,058)	(715)	(57)
Gross profit	**50,632**	**43,021**	**26,855**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Port technology			
Segment profit	20,382	15,549	9,587
	20,382	**15,549**	**9,587**
Adjustments:			
+/- Effects from Purchase accounting in inventory		459	(16,418)
- Effects from Purchase accounting deprec./amortiz.	(320)	(396)	(379)
- Adjustments for one off effects*	(1,445)	(953)	(830)
- Adjustments for Holding charges	(349)	(375)	(375)
EBIT	**18,268**	**14,284**	**(8,415)**

* *thereof Consulting* ... *(1,445)* *(953)* *(830)*

4) Segment Reporting (Continued)

Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Other disclosures			
Capital expenditure	10,828	5,335	7,062
Depreciation & amortization	4,144	3,934	3,520
Assets	185,910	163,280	178,176
Liabilities	171,225	151,860	171,045

Secondary reporting format (geographical segments)

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

	Year ended September 30		
	2005	2004	2003
		(in m€)	
Germany	26	24	9
Europe (excluding Germany)	132	65	73
The Americas	17	13	23
Other regions	62	93	78
	237	**195**	**183**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Capital expenditure	10,828	5,335	7,062
Assets	185,910	163,280	178,176

All assets and capital expenditure are located in Germany.

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Segment profit (Adjusted EBIT)	**20,382**	**15,549**	**9,587**
+ Depreciation & Amortization	4,495	4,268	3,875
Adjusted EBITDA	**24,877**	**19,817**	**13,462**

For cash flow purposes the Group manages its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is

4) Segment Reporting (Continued)

defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cash flow from operating activities	16,182	6,478	16,296
Cash flow from investing activities	(10,925)	(5,313)	(6,504)
Free Cash flow before financing	**5,257**	**1,165**	**9,792**
Net interest payments	8,442	3,655	4,481
Income tax payments	91	30	
Free Cash flow before financing, interest and tax payments	**13,790**	**4,850**	**14,273**

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

5) Research & Development expenses

Total R&D costs for the year ending September 30, 2005 were t€ 8,878 (2004: t€ 7,136, 2003: t€ 9,032), of which t€ 4,588 (2004: t€ 967, 2003: t€ 0) were capitalized and t€ 4,339 (2004: t€ 6,168, 2003: t€ 9,032) were expensed. For further information on capitalized R&D expenses please refer to Note (10) Intangible assets and Goodwill.

6) Selling, general and administration expenses

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Selling and distribution expenses	24,096	18,696	22,256
General and administration expenses	4,550	3,914	3,748
Selling, general and administration expenses	**28,646**	**22,610**	**26,004**

Selling expenses include sales commissions to agents.

7) Other operating income and expense, net

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Foreign currency transaction gains	621	599	855
Foreign currency transaction losses	(975)	(890)	(1,091)
Gains on disposal of non-current assets	2	46	43
Losses of disposal of non-current assets	(154)	(153)	(43)
Income from release of other accruals	666		
Miscellaneous, net	462	438	1
Other operating income (expense), net	**622**	**40**	**(235)**

8) Interest and similar income (expense)

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Currency gains		1,146	4,504
Currency losses			
Mark-to-market revaluation from interest rate swaps	(543)	46	
Other mark-to-market revaluations			
Amortization of debt issuance cost	(2,453)	(1,844)	(286)
Interest on vanilla loan	(615)	(1,653)	(1,503)
Interest on vendor loan		(1,075)	(2,540)
Interest on Senior Credit Facility	(845)	(1,843)	(2,139)
Interest on Mezzanine Credit Facility	(2,806)	(1,758)	0
Interest expense on pension provision	(544)	(479)	(405)
Interest expense on LT provision	(104)	(118)	(117)
Other interest and similar expense	(2,099)	(57)	556
Interest and similar income (expense), net	**(10,009)**	**(7,635)**	**(1,930)**

As of January 31, 2005 the Vanilla Loan has been repaid.

In the financial year 2003, the mark-to-market effect from the interest rate swaps, t€ 171, was charged through equity (t€ 109 net of deferred taxes). Since the hedging requirements were not met any more, this charge was reversed through the income statement within the financial year 2004.

9) Income tax (expense)/credit

As of September 30, 2004, deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25.0%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39.6%. Deferred taxes for foreign companies are based on enacted local tax rates.

Income tax (expense)/credit for the year ending September 30, 2005 consisted of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Income tax (expense)/credit			
Current income taxes			
Germany	(891)	(1,398)	0
Other countries	(130)	(36)	0
Subtotal	**(1,021)**	**(1,434)**	**0**
Deferred taxes			
Germany	(3,051)	(2,177)	3,580
Other countries	1	0	0
Subtotal	**(3,050)**	**(2,177)**	**3,580**
Income tax (expense)/credit	**(4,071)**	**(3,611)**	**3,580**

9) Income tax (expense)/credit (Continued)

Income tax expense differs from German expected blended rate (39.6%) as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Calculated tax. exp. (credit) at aggregate German rate (39.6%)	(3,271)	(2,633)	4,097
Additions/deductions for trade tax purposes	(791)	(527)	(504)
Other permanent differences	(9)	(451)	(13)
Income tax (expense) credit	**(4,071)**	**(3,611)**	**3,580**

Deferred tax charges/credits recognized directly in equity

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Relating to Hedging	0	0	0
Relating to equity securities available-for-sale	0	0	0
Relating to actuarial gains and losses in pensions	605	114	450

For information on deferred tax assets and liabilities please refer to Note 16) Deferred tax assets and liabilities.

10) Goodwill and other intangible assets

	Goodwill	Brands	Patents	Capitalized Development cost-under construction	Capitalized Development cost	Software	Prepayments on account to others	Total
	(in t€)							
Cost								
Balance at 1 October 2002	7,442	9,747	97			3,379		20,665
Acquisitions through business combinations								
Other acquisitions—internally developed								
Additions						462	119	581
Disposals								
Reclassifications								
Other changes								
Effect of movements in foreign exchange								
Balance at 30 September 2003	**7,442**	**9,747**	**97**			**3,841**	**119**	**21,246**
Balance at 1 October 2003	7,442	9,747	97			3,841	119	21,246
Acquisitions through business combinations								
Other acquisitions—internally developed								
Additions				967		564	696	2,227
Disposals						(46)		(46)
Reclassifications								
Effect of movements in foreign exchange								
Balance at 30 September 2004	**7,442**	**9,747**	**97**	**967**		**4,359**	**814**	**23,427**
Balance at 1 October 2004	7,442	9,747	97	967	0	4,359	814	23,427
Acquisitions through business combinations								0
Other acquisitions—internally developed								0
Additions			65	4,045	544	1,248	154	6,056
Disposals			(97)			(3,338)		(3,435)
Reclassifications				(442)	442	814	(814)	0
Other changes								0
Balance at 30 September 2005	**7,442**	**9,747**	**65**	**4,570**	**986**	**3,083**	**153**	**26,048**

10) Goodwill and other intangible assets (Continued)

	Goodwill	Brands	Patents	Capitalized Development cost-under construction	Capitalized Development cost	Software	Prepayments on account to others	Total
				(in t€)				
Amortization and impairment losses								
Balance at 1 October 2002								
Amortization for the year			(33)			(1,331)		(1,364)
Impairment charge								
Reversal of impairment losses								
Disposals								
Effect of movements in foreign exchange								
Balance at 30 September 2003			**(33)**			**(1,331)**		**(1,364)**
Balance at 1 October 2003			(33)			(1,331)		(1,364)
Amortization for the year			(33)			(1,503)		(1,536)
Impairment charge								
Disposals						46		46
Effect of movements in foreign exchange								
Balance at 30 September 2004			**(66)**			**(2,788)**		**(2,854)**
Balance at 1 October 2004			(66)			(2,788)		(2,854)
Amortization for the year			(34)		(72)	(1,332)		(1,438)
Impairment charge								
Disposals			97			3,335		3,432
Other changes								
Balance at 30 September 2005	**0**	**0**	**(2)**	**0**	**(72)**	**(785)**	**0**	**(859)**
Carrying amounts								
At 1 October 2002	7,442	9,747	97			3,379	0	20,665
At 30 September 2003	7,442	9,747	64			2,512	120	19,885
At 1 October 2003	7,442	9,747	64			2,512	120	19,885
At 30 September 2004	7,442	9,747	31	967		1,572	814	20,573
At 1 October 2004	7,442	9,747	31	967		1,572	814	20,573
At 30 September 2005	**7,442**	**9,747**	**61**	**4,570**	**914**	**2,300**	**155**	**25,189**

10) Goodwill and other intangible assets (Continued)

In fiscal year 2005, t€ 4,045 of capitalized development cost was included in assets under construction, thereof Mobile Harbor Cranes t€ 2,516 (2004 t€ 0), Cranes on Barge t€ 77 (2004 t€ 162), Automated Stacker Cranes t€ 1,107 (2004 t€ 526), E-Automated Guided Vehicle t€ 344 (2004 t€ 0). Capitalized R&D has been tested for impairment with the following result: No impairment losses.

Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

	2005	2004	2003
		(in t€)	
Cost of sales	85	127	106
Research and Development	1,014	1,137	1,132
Selling, General & Administrative	338	272	126
Other operating expenses			
	1,437	**1,536**	**1,364**

Goodwill

Goodwill originated mainly from the acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Company is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

Impairment test for goodwill

Goodwill has been allocated to the Company as a whole and tested for impairment with the following result: No impairment losses.

11) Property, plant and equipment

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and construction in progress	Property, plant and equipment under capital leases	Total
				(in t€)			
Cost							
Balance at 1 October 2002	17,000	3,500	4,617	2,077	920	309	**28,423**
Acquisitions through business combinations							
Additions		1,159	3,899	1,377		46	**6,481**
Disposals			(33)	(372)	(430)		**(835)**
Reclassifications							
Effect of movements in foreign exchange							
Balance at 30 September 2003	**17,000**	**4,659**	**8,483**	**3,082**	**490**	**355**	**34,069**
Balance at 1 October 2003	17,000	4,659	8,483	3,082	490	355	**34,069**
Acquisitions through business combinations							
Additions	19	1,075	1,042	798	159	15	**3,108**
Disposals		(116)	(42)	(317)		(370)	**(845)**
Reclassifications							
Effect of movements in foreign exchange							
Balance at 30 September 2004	**17,019**	**5,618**	**9,483**	**3,563**	**649**	**0**	**36,332**
Balance at 1 October 2004	17,019	5,618	9,483	3,563	649	0	**36,332**
Acquisitions through business combinations							
Other acquisitions		757	1,222	1,229	1,500	64	**4,772**
Transfer to investment property							**0**
Disposals		(16)	(4)	(464)			**(484)**
Reclassifications		431		17	(448)		**0**
Other changes		(4)	4				**0**
Balance at 30 September 2005	**17,019**	**6,786**	**10,705**	**4,345**	**1,701**	**64**	**40,620**
Depreciation and impairment losses							
Balance at 1 October 2002							
Depreciation charge for the year		(761)	(1,051)	(1,002)		(86)	**(2,900)**
Impairment losses							
Disposals				320			**320**
Reclassifications							
Effect of movements in foreign exchange							
Balance at 30 September 2003	**0**	**(761)**	**(1,051)**	**(682)**	**0**	**(86)**	**(2,580)**
Balance at 1 October 2003	0	(761)	(1,051)	(682)	0	(86)	**(2,580)**
Depreciation charge for the year		(939)	(1,219)	(918)		(43)	**(3,119)**
Impairment losses							
Disposals		32	15	280		129	**456**
Reclassifications							
Effect of movements in foreign exchange							
Balance at 30 September 2004	**0**	**(1,668)**	**(2,255)**	**(1,320)**	**0**	**0**	**(5,243)**

11) Property, plant and equipment (Continued)

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and construction in progress	Property, plant and equipment under capital leases	Total
				(in t€)			
Balance at 1 October 2004	0	(1,668)	(2,255)	(1,320)	0	0	**(5,243)**
Depreciation charge for the year		(1,161)	(1,180)	(1,029)		(7)	**(3,377)**
Reversal of impairment losses							**0**
Transfer to investment property							
Disposals		10		432			**442**
Reclassifications							
Other changes							**0**
Balance at 30 September 2005	**0**	**(2,819)**	**(3,435)**	**(1,917)**	**0**	**(7)**	**(8,178)**
Carrying amounts							
At 1 October 2002	17,000	3,500	4,616	2,077	920	309	**28,422**
At 30 September 2003	17,000	3,899	7,432	2,399	490	269	**31,489**
At 1 October 2003	17,000	3,899	7,432	2,399	490	269	**31,489**
At 30 September 2004	17,019	3,950	7,228	2,243	649	0	**31,089**
At 1 October 2004	17,019	3,950	7,228	2,243	649	0	**31,089**
At 30 September 2005	**17,019**	**3,965**	**7,270**	**2,431**	**1,701**	**57**	**32,443**

Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property, plant and equipment in the years ending September 30, 2005, 2004 and 2003, respectively.

Leased plant and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

	September 30		
	2005	2004	2003
		(in t€)	
Land and building	0		
Technical facilities, factory and office equipment	64		355
Less accumulated amortization	(7)		(86)
Total	**57**	**0**	**269**

For obligations under capital leases, an amount of t€ 60 (net present value) is included in long-term debt as of September 30, 2005 (2004: t€ 0, 2003: t€ 209).

For obligations under capital leases and further information on leasing issues, please refer to Note 30 "Leasing".

Property, plant and equipment under construction

The assets under construction include the following items for infrastructure and building fabric optimization projects:

A new paint workshop (t€ 446), railway tracks (t€ 57), indoor cranes (t€ 130), canals (t€ 215), fire water supply (t€ 130).

12) Other investments

	September 30		
	2005	2004	2003
		(in t€)	
Shares in other related parties			
Other share investments	126		
Long-term securities			
Non-current investments, net	**126**	**0**	**0**

Other share investments are capitalized costs due to the takeover of the majority of shares (70%) of TBA Nederland B.V. For further information regarding the acquisition, please refer to Note 34 Subsequent events.

With effect from 1 January 2006, Gottwald will take over the majority of shares (70%) of TBA Nederland B.V. The remaining 30% of the shares will continue to be held by the two founders of TBA Nederland B.V., Dr. Yvo Saanen and Klaas Pieter van Til. At the same time, TBA Nederland B.V. will be re-named TBA B.V.

The new software company will integrate Gottwald's know-how in the field of process equipment control software and the knowledge of TBA Nederland B.V. in the field of simulation and emulation applications. The use of port simulation and emulation applications offers a range of advantages for customers when it comes to planning and realizing their port and terminal operations and expansion projects.

13) Unamortized debt issuance cost

Unamortized debt issuance cost of t€ 1,997 (September 30, 2004: t€ 1,787, September 30, 2003: t€ 2,352) relate to the Company's long and short-term debt and is amortized over the life of the correspondent debt using the effective interest rate method. The amortization expense amounted to t€ 2,452 in the year ended September 30, 2005 including the full amortization of the existing debt issuance cost following the refinancing of debt as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 2,675. In the year ended September 30, 2004, the amortization expense totaled t€ 1,844 including the full amortization on the share allocated to the fixed rate guaranteed subordinated unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded because of the mandatory prepayment of the Senior debt. The increase to the debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/March 2004. Reference is made to note 23 "Long-term interest bearing loans and borrowings".

14) Long-term trade receivables

	September 30		
	2005	2004	2003
		(in t€)	
Non-current accounts receivable	3,917	4,452	5,369
less allowance for doubtful accounts	(545)	(790)	(864)
Long-term trade receivables	**3,372**	**3,662**	**4,505**

Non-current trade receivables reflect trade sales to third-party customers with payment terms between one and five years. Customers are charged with market interest rates on long-term payment arrangements over the life of the receivable.

15) Other long-term assets

	September 30		
	2005	2004	2003
		(in t€)	
Non-financial receivables third parties			
Non-financial receivables from affiliated companies			
Derivative financial instruments	2	74	0
Financial receivables (Sale and Leaseback)	1,804	1,906	0
Other long-term assets	**1,806**	**1,980**	**0**

16) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Receivables and other assets	64	175	670
Inventories			555
Loss carry forwards and tax credits	1,810	2,924	5,234
Provisions and liabilities	2,307	1,913	2,121
Other	814		
Sub-total (assets)	**4,995**	**5,012**	**8,580**
Valuation allowances			
Netting			
Deferred tax assets	**4,995**	**5,012**	**8,580**
Receivables and other assets	(752)	(1,388)	(1,118)
Inventories	(308)		
Intangible assets	(4,037)	(1,538)	(426)
Property, plant and equipment			(107)
Provisions and liabilities	(441)	(225)	(829)
Other	(43)		(1,790)
Sub-total (liabilities)	**(5,581)**	**(3,151)**	**(4,270)**
Netting	0		
Deferred tax liabilities	**(5,581)**	**(3,151)**	**(4,270)**
Deferred tax assets (liabilities), net	**(587)**	**1,861**	**4,310**

The changes in deferred tax are either booked in the income statement or recognized in equity. Please refer also to the Note 9 on Income Tax expense.

Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. With regard to improved future profitability expectations, management believes that it is probable that the deferred tax asset, net of valuation allowances, will be realized.

The Company has loss carry-forwards, which consist of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Germany corporate tax	7,942	9,651	14,489
trade profit tax	525	4,661	11,689

16) Deferred tax assets and liabilities (Continued)

The Company has loss carry-forwards, which consists of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Germany corporate tax	7,942	9,651	14,489
trade profit tax	525	4,661	11,689

Losses can be carried forward indefinitely in Germany. In Germany, the utilization of future tax loss carry forwards is subject to minimum taxation.

17) Inventories

	September 30		
	2005	2004	2003
		(in t€)	
Raw materials and supplies	10,577	7,020	7,777
Work-in-process	35,031	43,646	57,909
Finished goods and products held for resale	3,953	7,495	7,823
Inventories, net	**49,561**	**58,161**	**73,509**

18) Trade accounts receivable

	September 30		
	2005	2004	2003
		(in t€)	
Current trade accounts receivable, third parties	23,057	16,488	17,230
Notes receivable	0		
Less allowance for doubtful accounts	(123)	(495)	(865)
Trade accounts receivables, net	**22,934**	**15,993**	**16,365**
Current trade receivables from affiliated companies	953	674	
Current receivables from related companies, net	**953**	**674**	**0**
Total trade accounts receivables, net	**23,887**	**16,667**	**16,365**

Trade accounts receivable are mainly non-interest-bearing.

19) Short-term financial receivables

	September 30		
	2005	2004	2003
		(in t€)	
Intersilo Cash Pool	18,889	10,650	
Intersilo Loans	15,000		603
Loans to employees	100	99	97
Short-term financial receivables	**33,989**	**10,749**	**700**

20) Other current assets

	September 30		
	2005	2004	2003
		(in t€)	
Other Tax receivables	2,581	2,543	2,374
Prepayments	706	78	163
Deferred charges	603	345	171
Derivative financial instruments	70	363	468
Miscellaneous	570	1,268	858
Other current assets, net	**4,530**	**4,597**	**4,034**

21) Cash and cash equivalents

Cash and cash equivalents amount to t€ 3,712 as of September 30, 2005 (2004: t€ 8,565, 2003: t€ 16,704).

22) Capital and reserves

The Consolidated Statement of Shareholders' Equity summarizes the changes in capital and reserves.

Additional paid-in capital

Additional paid-in capital includes t€ 104 of contributions made on September 30, 2004 following the waiver of the MEP loans, which were not paid in by the MEP participants.

SORIE

- Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

- Actuarial Gain & Loss

Actuarial Gain & Loss also includes recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

23) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings. For more information about the Company's exposure to interest rate and foreign currency risk, see Note 24) ("Financial instruments").

Long-term debt after recapitalization as of January 31, 2005 and other long-term debt

	Year ended September 30					
	2005		2004		2003	
	Effective Interest Rate	Carrying amount	Effective Interest Rate	Carrying amount	Effective Interest Rate	Carrying amount
	(carrying amounts in t€)					
Divisional debt		60				
MEP loans				0		830
Obligations under capital leases		1,737		1,875		293
Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note")					10.0%	27,588
Other loans from affiliated companies			10.0%	18,185	10.0%	16,532
Fair value on interest rate swaps		498				
Senior and Mezzanine Credit Agreements:						
Mezzanine debt			11.7%	30,904		
Senior Tranche A € denominated debt due through September 30, 2009;						
Interest rate at September 30, 2004 3,86600%						
Senior Tranche A US Dollar denominated debt due through September 30, 2009;						
Interest rate at September 30, 2004 3,72500%						
Senior Tranche A Pound Sterling denominated debt due through September 30, 2009;						
Interest rate at September 30, 2004 6,67482%						
Senior Tranche B € denominated debt due March 31, 2010 and September 30, 2010;			4.4%	2,354		
Interest rate at September 30, 2004 4,36600%						
Senior Tranche B US Dollar denominated debt due March 31, 2010 and September 30, 2010;					3.9%	12,739
Interest rate at September 30, 2004 4,22500%						
Senior Tranche B Pound Sterling denominated debt due March 31, 2010 and September 30, 2010;						
Senior Tranche C € denominated debt due March 31, 2011 and September 30, 2011;			5.4%	11,423		
Interest rate at September 30, 2004 5,36600%						
Senior Tranche C US Dollar denominated debt due March 31, 2011 and September 30, 2011;					4.4%	12,739
Interest rate at September 30, 2004 5,22500%						
Intercompany ("IC") Term Loan Tranche A € due Sep 30, 2011	5.1%	28,500				
IC Senior Term Loan Tranche A US$ due Sep 30, 2012						
IC Senior Term Loan Tranche A GBP due Sep 30, 2013						
IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012	5.3%	17,500				
IC Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2013						
IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2013	5.8%	17,500				
IC Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2014						
IC "Mezzanine" Term Loan	4.0%	20,581				
Other IC Term Loans			4.0%	7,001		
Subtotal		86,376		71,742		70,721
Less current maturities		(217)		(227)		(914)
Long-term debt		**86,159**		**71,515**		**69,807**

23) Long-term interest-bearing loans and borrowings (Continued)

Maturities of long-term debt are as follows as of September 30, 2005:

	Current	Non-current					Total
	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	non-current
				(in t€)			
IC Senior Term Loans		6,750	4,500	5,700	5,700	40,850	63,500
Mezzanine Debt							0
Leasing Liability	217	231	245	1,040	4		1,520
Divisional debt			60				60
Swaps			498				498
MEP							0
IC Mezzanine Term Loan						20,581	20,581
Total	**217**	**6,981**	**5,303**	**6,740**	**5,704**	**61,431**	**86,159**

The Company estimates that all debt, based on current interest rates and terms, approximates fair value.

Financing Arrangements

Acquisition Financing

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825,000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 30,000 of senior debt, t€ 25,000 of the Vendor Loan Note and t€ 15,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with Gottwald was repaid in January 2005.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

Senior and Mezzanine Credit Agreements

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions including t€ 100,000 of Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Group as credit line. The Company is original guarantor under these Credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.àr.l.

On January 31, 2005, Gottwald borrowed a total amount of t€ 20,000 of mezzanine debt under intercompany on-loans from Demag Mezz and a total amount of t€ 65,000 of senior debt under intercompany on-loans from Demag Finance at terms of interest identical to those in the Senior credit facilities.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, all as defined in the Credit Agreements. The borrowings under the Credit Agreement are substantially collateralized by all the net assets of the Group and other Demag Holding subsidiaries.

24) Financial instruments

The Company conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Company manages these types of market risks by using derivative financial instruments. Without these instruments the Company's market risks would be higher. The Company does not use derivative financial instruments for purposes other than risk management.

Foreign currency risk

The Company is involved in global business relations and is therefore also subject to currency risks. Due to the Company's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

Credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Company establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

Interest risk

As the Company entered into a credit facilities agreement at variable interest rates, the Company is exposed to risks from changes in interest rates. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Following the refinancing in 2005, the Company has hedged the interest rate risks until March 31, 2008 which arise from the intercompany on-loans as follows: 80% of the €-debt is hedged evenly by interest rate swaps at an average fixed rate of 2.8616% p.a. in fiscal year 2006 respectively of 3.04% p.a. thereafter and by interest rate collars setting a cap rate of 3.5%.

Sensitivity analysis

In managing interest rate and currency risks the Company aims to reduce the impact of short-term fluctuations on the Company's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

As of September 30, 2005, it is estimated that a general increase of one percentage point in interest rates would decrease the Company's profit before tax by approximately t€ 487 (2004: t€ 430). Interest rate swaps have been included in this calculation.

Fair value of financial instruments

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Company could realize under current market conditions.

24) Financial instruments (Continued)

The fair value of the Company's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Company's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003, respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

The notional amounts and fair values of derivative financial instruments are listed in the following table:

	September 30 2005		September 30 2004		September 30 2003	
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
			(in t€)			
Assets:						
Currency contracts	1,929	72	18,980	391	13,999	468
Interest rate contracts			9,644	46		
Liabilities:						
Currency contracts	19,578	(532)	3,091	(64)		
Interest rate contracts	102,177	(498)			20,683	(280)
Total		**(958)**		**373**		**188**

Estimation of fair value

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004, bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently, all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. As of September 30, 2005 t€(498) (2004: t€ 46, 2003: t€(280)) are included in long-term debt.

25) Pension plans and similar commitments

Overview on employee benefit and post-retirement plans

Employee benefit obligations are comprised of the following components:

	Year ended September 30 2005	2004	2003
		(in t€)	
Defined benefit plans	9,577	8,062	7,990
Deferred compensation	2,436	1,866	1,222
Similar obligations			39
Pension plans and similar commitments	**12,013**	**9,928**	**9,251**
Recognized in equity (net of deferred taxes)	**(1,083)**	**(160)**	**(410)**

25) Pension plans and similar commitments (Continued)

Principal pension plans

The Company grants post-retirement pension benefits to virtually all employees in Germany. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service.

Deferred Compensation

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on an agreement between the Company and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the Company to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for prior death and invalidity.

The total deferred compensation as of September 30, 2005 amounts to t€ 2,436 (2004: t€ 1,866, 2003: t€ 1,222).

Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

DBO development	Year ended September 30		
	2005	2004	2003
		(in t€)	
Defined benefit obligations at the beginning of year	8,062	7,990	6,762
Service costs	255	260	204
Interest cost	441	414	367
Actuarial (gains)/losses	1,086	(396)	680
Benefits paid	(267)	(213)	(198)
Transfers		5	175
Others		2	
Defined benefit obligations at the end of the year	**9,577**	**8,062**	**7,990**

All defined benefit plans are unfunded. Deferred compensation is not included in the development of the defined benefit obligations and shown as transfers in above computation for the German Plans.

25) Pension plans and similar commitments (Continued)

DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

DBO expense	Year ended September 30 2005	2004	2003
		(in t€)	
Service cost	255	260	204
Interest cost	441	414	367
Curtailments		2	
Net amortization of gains/losses	1	17	
Net periodic pension cost	**697**	**693**	**571**
Recognized in income statement under			
COGS	233	200	108
SG&A	26	75	87
R&D	(3)	4	9
Interest	441	414	367

Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

	Year ended September 30 2005	2004	2003
		%	
Discount rate	4.25	5.5	5.25
Projected remuneration increases	2.5	2.5	2.5
Projected pension payment increases	1.5	1.5	1.5

26) Other long-term liabilities

	Year ended September 30 2005	2004	2003
		(in t€)	
Anniversary benefit	1,095	875	852
Early retirement plan	1,234	1,520	1,692
Other accruals			
Deferred income	130	164	
Derivative financial instruments	6	30	
Other liabilities related parties			
Other liabilities third parties			
Other long term liabilities and accruals	**2,465**	**2,589**	**2,544**

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top-up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top-up amounts for all potential contracts which the Company expects to incur in the future.

Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed

26) Other long-term liabilities (Continued)

increases are accrued and discounted. The wages and salaries paid in the passive period are accrued proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts that are agreed in the future in order to replace contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and/or collective agreements.

27) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current maturities of long-term debt:	217	228	914
Other short-term loans	0	0	0
Total	**217**	**228**	**914**

28) Provisions

	Warranties	Other provisions	Total
		(in t€)	
Balance at 1 October 2002	3,680	8,295	11,975
Provisions made during the year	249	9,333	9,582
Provisions used during the year		(6,418)	(6,418)
Provisions reversed during the year		(5,849)	(5,849)
Unwind of discount			0
Reclassifications			0
Foreign exchange			0
Other changes			
Balance at 30 September 2003	**3,929**	**5,361**	**9,290**
thereof non-current	*3,929*		*3,929*
Balance at 1 October 2003	3,929	5,361	9,290
Provisions made during the year	114	1,081	1,195
Provisions used during the year		(1,681)	(1,681)
Provisions reversed during the year		(2,050)	(2,050)
Unwind of discount			
Reclassifications			
Foreign exchange			
Other changes			
Balance at 30 September 2004	**4,043**	**2,711**	**6,754**
thereof non-current	*4,043*		*4,043*
Balance at 1 October 2004	4,043	2,711	6,754
Provisions made during the year		1,246	1,247
Provisions used during the year		(2,237)	(2,238)
Provisions reversed during the year	(560)	(557)	(1,117)
Unwind of discount			
Reclassifications			
Foreign exchange			
Other changes			
Balance at 30 September 2005	**3,483**	**1,163**	**4,646**
thereof non-current	*3,483*		*3,483*

Other provisions include legal and litigation cost and other risks from purchase and sales commitments.

Warranties

The Company issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period.

The Company forms provisions for costs associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals. The current and non-current accruals for product warranties together show the following development.

29) Other short-term liabilities

	September 30		
	2005	2004	2003
		(in t€)	
Outstanding suppliers invoices	5,074	6,743	5,872
Sales discounts/other sales related liabilities	2,668	2,602	3,181
Liabilities to social security, wage and church tax	1,509	1,045	1,057
Accrued other personnel expenses	5,058	5,297	4,933
Other liabilities	3,794	1,108	1,856
Other short-term liabilities	**18,103**	**16,795**	**16,899**

30) Leasing

Leases as lessee

Operating leases

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Company enters into non-cancelable capital and operating lease agreements. The future minimum rental payments relating to leasing agreements during the basic rental period when they cannot be terminated are as follows:

	Operating Leases
	(in t€)
Less than one year	578
Between one and five years	614
More than five years	
Total Leasing Liabilities	**1,192**

Lease arrangements are laptops, computers, copiers, cars and a telephone system.

Finance leases

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

	Payments 2005	Interest 2005	Principal 2005	Payments 2004	Interest 2004	Principal 2004	Payments 2003	Interest 2003	Principal 2003
					(in t€)				
Less than one year	217	97	120	227	104	123	84	15	69
Between one and five years	1,520	202	1,318	1,648	275	1,373	209	16	193
More than five years									
	1,737	**299**	**1,438**	**1,875**	**379**	**1,496**	**293**	**31**	**262**

30) Leasing (Continued)

Leases as lessor

Operating leases

	2005	2004	2003
		(in t€)	
Less than one year	30		
Between one and five years			
More than five years			
	30		

In the year ended 30 September 2005, t€ 135 was recognized in the income statement as rental income and t€ 6 as expense for maintenance.

Finance leases

The following table states the future leasing payments to be received from finance lease agreements:

	Lease payments 2005	Interest 2005	Principal 2005	Lease payments 2004	Interest 2004	Principal 2004	Lease payments 2003	Interest 2003	Principal 2003
					(in t€)				
Less than one year	198	102	96	217	107	110			
Between one and five years	1,606	255	1,351	1,689	295	1,394			
More than five years									
	1,804	**357**	**1,447**	**1,906**	**402**	**1,504**			

The contingent rent recognized in the income statement for the year ended September 30, 2005 amounted to t€ 60 (2004: t€ 0, 2003: t€ 0).

The Company concerns two rental contracts of Mobile Harbor cranes. Both contracts amount to five years, started in 2004 and end in 2009. The lessee has to conclude a full maintenance contract with the lessor. At the end of the duration, the lessee shall sign an take-over certificate for the rented property. The total amount of the unearned finance income for the year ended September 30, 2005 is t€ 250.

31) Contractual commitments

The following contractual commitments existed as of 30 September 2005:

t€ 3,271 in property, plant and equipment, t€ 46,950 in inventories and t€ 2,429 in other assets.

32) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not (yet) recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet.

Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which the Company, as the marker or endorser of the note, is liable if the note is not honored.

32) Contingent liabilities (Continued)

Guarantees

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which the Company enters in connection with the sale of certain of its machinery and equipment products. The term of such buy-back arrangements is generally between one and five years. In the context the Company sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end-user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extend the lease at the end of the original lease contract, the Company has the obligation to repurchase the machine from the leasing company. Under other contracts, the Company is obligated to reimburse the leasing company for economic losses incurred through a default by the end-user. In certain cases where the customer directly acquired the product from the Company, the repurchase option can be exercised by the customer upon certain conditions that need be met, before a customer can execute the option. Because of past experience and the geographical spread of the cranes installed, management assesses there only a remote probability that buy-back options are executed to a larger extent at the same time. As of September 30, 2005, the maximum potential obligation amounts to t€ 41,898 (2004: t€ 41,169, 2003: t€ 33,542).

As part of the Facility Agreement the following bond lines were drawn by Gottwald as of September 30, 2005: advance payment bonds of t€ 10,916 (2004: t€ 15,754), performance bonds of t€ 17,901 (2004: t€ 15,253), payment bonds of t€ 1,626 (2004: t€ 515) and other bonds of t€ 777 (2004: t€ 2,950).

Demag Investments S.à r.l., a wholly-owned subsidiary of Demag Holding S.à r.l., entered into a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The credit guarantees provided for these agreements are fully up-stream and cross-stream given by the Guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Investment Group including the Company – in favor of the Finance Parties. The guarantees are subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). The Company's maximum potential obligation amounts to t€ 569,944 at September 30, 2005.

Litigation and environmental remediation risks

The Company is subject to various lawsuits, claims and proceedings related to products, patents, environmental remediation and other matters incidental to these businesses. Liabilities including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Company's financial position.

33) Related parties

The Company has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of the Company's ultimate parent company is Demag Holding S.à r.l.

33) Related parties (Continued)

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the group (refer to Note 1) and several financing activities as described in Note 27 are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Related party Siemens			
Supplies and services	4,512	4,318	5,494
Trade receivables	79	904	57

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 375 for the year ended September 30, 2003, t€ 375 for the year ended September 30, 2004 and t€ 349 for the year ended September 30, 2005 respectively.

Demag Holding charges will be discontinued after the IPO (see also Note 34, "Subsequent events"). Management expects that similar charges will not be incurred in future.

Management Compensation

Total key management personnel compensation for the year ending September 30, 2005 was t€ 2,854 (2004: t€ 2,697, 2003: t€ 2,555). It includes short-term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends executive and non-executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly.

34) Subsequent events

Gottwald HoldCo 3 (drei) GmbH and DCC HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation (*Aktiengesellschaft*).

The DCC and Gottwald groups are currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which may be used to service working capital needs or for other general corporate purposes.

35) Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these Consolidated Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, early retirement plans and restructurings,

35) Accounting estimates and judgments (Continued)

- Determining inventory write-downs,
- Evaluating the extent to which deferred tax assets will be realized.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Company's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

36) Explanations about application of IFRS

The Group has retrospectively adopted International Financial Reporting Standards as at October 1 2002, the first balance sheet date immediately following the Acquisition. For this reason the historical reconciliations that would otherwise be required under IFRS 1.38ff. are not considered necessary.

Affiliated companies as of 30 September 2005

Company	Company and location	Former name	Country Code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
	GOTTWALD							
	Consolidated companies							
GOC001	Gottwald Port Technology GmbH, Dusseldorf	Gottwald Holdco 6 GmbH	DE	Gottwald HoldCo 4 (vier) GmbH, Dusseldorf	100.00	100.00	100.00	
GOC003	Gottwald Port Technology Verwaltungsgesellschaft GmbH, Dusseldorf		DE	Gottwald Port Technology mbH, Dusseldorf	100.00	100.00	100.00	
GOH001	Gottwald HoldCo 3 (drei) GmbH, Dusseldorf		DE	Gottwald Lux 2 (b) S.àr.l. Luxemburg	100.00	100.00	100.00	
GOH002	Gottwald HoldCo 4 (vier) GmbH, Dusseldorf		DE	Gottwald HoldCo 3 (drei) GmbH, Dusseldorf	100.00	100.00	100.00	
	Non-consolidated company							
GOC004	AQZ Ausbildungs- und Qualifizierungszentrum Dusseldorf GmbH		DE	Gottwald Port Technology GmbH, Dusseldorf	20.00		nk	

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Gottwald HoldCo 3 (drei) GmbH, Düsseldorf

We have audited the accompanying consolidated opening balance sheet of Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, (the "Company") as of October 1, 2002 and the balance sheets as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, such consolidated financial statements present fairly, in all material respects, the financial position of Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, as of October 1, 2002, and September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

von der Ohe
(Wirtschaftsprüferin)

Götzen
(Wirtschaftsprüfer)

DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS
IN ACCORDANCE WITH GERMAN GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (HGB) AS OF AND FOR THE YEAR
ENDED 30 SEPTEMBER 2005

DCC HOLDCO 3 (DREI) GmbH, WETTER
BALANCE SHEET AS AT 30 SEPTEMBER 2005

Assets

	30 Sept. 2005	Prior year
	(EUR)	
A. Assets		
I. Financial assets		
Shares in affiliated enterprises	108,226,000.00	108,226,000.00
B. Current assets		
I. Receivables and other assets		
Receivables from affiliated enterprises	70,385,438.35	0.00
II. Bank balances	1,394.17	451.19
	178,612,832.52	**108,226,451.19**

Equity and Liabilities

	30 Sept. 2005	Prior year
	(EUR)	
A. Equity		
I. Subscribed capital	1,450,350.00	1,450,350.00
II. Capital reserves	218,926,791.19	118,751,177.75
III. Accumulated losses brought forward	(45,584,290.21)	(20,914,706,86)
IV. Net loss for the year	(58,001,584.39)	(24,669,583.35)
	116,791,266.59	74,617,237.54
B. Accruals		
Other accruals	181,500.00	167,000.00
C. Liabilities		
1. Trade payables	20.00	0.00
2. Payables to affiliated enterprises	61,640,045.93	33,442,208.81
3. Other liabilities	0.00	4.84
	61,640,065.93	33,442,213.65
	178,612,832.52	**108,226,451.19**

DCC HOLDCO 3 (DREI) GmbH, WETTER

INCOME STATEMENT FOR THE PERIOD FROM OCTOBER 1, 2004 TO SEPTEMBER 30, 2005

	2004/2005	Prior year
	(EUR)	
1. General & administration expenses	(298,921.95)	(767,017.61)
2. Other interest and similar income	2,625,292.11	0.00
3. Expenses from loss transfer	(59,795,347.22)	(18,013,866.24)
4. Interest and similar expenses	(532,607.33)	(5,888,699.50)
5. Results from ordinary activities = net loss for the year	**(58,001,584.39)**	**(24,669,583.35)**

DCC HOLDCO 3 (DREI) GmbH, WETTER

NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR 2004/2005

Changes under Company Law

Effective 31 May 2005, Mr. Johannes Huth resigned from office as a representative of the shareholders in the Supervisory Board of DCC HoldCo 3 (drei) GmbH.

Effective 1 June 2005, Mr. Heinrich Fischer, CEO and delegate of the Administrative Board of Saurer AG, Switzerland, was appointed as a new member of the supervisory board of DCC HoldCo 3 (drei) GmbH.

Effective 24 June 2005, Dr. Thomas Zipse was appointed as a further managing director of DCC HoldCo 3 (drei) GmbH.

Accounting and Valuation Rules

The accounting and valuation rules are consistent with those applied in the prior year.

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB), § 276 German Commercial Code (HGB) and § 288 German Commercial Code (HGB).

Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost or at the lower fair value.

Current Assets

Appropriate allowances have been made on receivables in order to cover all risks identifiable as at the balance sheet date.

Liquid funds have been recognized at nominal value.

Equity

The equity has been recognized at nominal value.

Provisions and Accruals

The other provisions and accruals cover all risks identifiable as at the balance sheet date.

Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

Notes to the Income Statement

1. Result from Participations

The result from participations relates to expenses from loss transfer from affiliated enterprises in the amount of EUR 59,795 thousand.

2. Interest and Similar Expenses

The interest and similar expenses relate exclusively to affiliated enterprises.

Notes to the Balance Sheet

1. Equity

The Company's capital reserves were increased by means of a contribution made at the request of the majority shareholder DCC Luxembourg 2 S.à r.l. in the amount of EUR 100,000 thousand dated 14 December 2004 and by means of a contribution in the amount of EUR 175 thousand dated 7 July 2005 by DCC Management Beteiligungs GmbH & Co. KG, in which the management and executives of Demag Cranes & Components Group participate.

Management proposes to carry forward onto new account the net loss for the year in the amount of EUR 58,002 thousand.

2. Provisions and Accruals

The accruals relate basically to accrued expenses for preparation and audit of the annual financial statements.

3. Liabilities

All liabilities have a residual term of up to one year.

Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 567,839 thousand, GBP 9,500 thousand and USD 80,375 thousand.

OTHER DISCLOSURES

SHAREHOLDINGS (AS AT 30 SEPTEMBER 2005)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is deposited at the Commercial Register of the Hagen local court.

Notes to Parent Company in Accordance with § 291 (2) German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l, Luxembourg, prepared under International Financial Reporting Standards (IFRS) and is, hence, exempted from preparing consolidated financial statements under § 291 (2) German Commercial Code (HGB).

The consolidated financial statements of DEMAG Holding S.à r.l. are filed in the English language and in the German language with the Registration Court of the city of Luxembourg and with the Federal Gazette, respectively, for disclosure purposes.

Major Differences between German Accounting and IFRS

General

The consolidated financial statements as at 30 September 2005 of DEMAG Holding S.àr.l., Luxembourg, were initially prepared in compliance with the Directive 83/349 EEC (Group Accounting Directive) on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS) adopted and publicized by the International Accounting Standard Board (IASB).

Goodwill

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under IFRS, goodwill should not be amortized on a scheduled basis but is required to be subject to an impairment test at least once a year or additionally if there are indications of impairment. Impairments identified are required to be taken into account through write downs.

Property, Plant and Equipment

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under IFRS, write-downs are only admissible if the impairment is of a permanent nature.

Inventories

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under IFRS. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under IFRS, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write-downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market, with the net realizable value being regularly computed on the basis of the sales market under IFRS. The procurement market is neglected. Under IFRS, write-downs on raw materials depend on the write-downs on finished goods.

Deferred Tax

Under German commercial law, deferred tax assets are not permitted to be recognized for tax loss carry-forwards because the anticipated future tax credits are deemed not yet to be realized. Under IFRS, deferred tax assets are required to be recognized for all temporary differences between the carrying amount and the tax base of an asset or a liability if it is probable that there will be taxable income against which the temporary difference can be used. Deferred tax liabilities are required to be recognized for all taxable temporary differences between the carrying amount of an asset or a liability. Deferred taxes are measured at current tax rates and are recognized without being discounted. Deferred taxes are recognized and reversed as incurred if the underlying item was recognized in the income statement. The recognition and reversal of deferred taxes must, however, not be made through the income statement if the underlying item was directly netted with equity.

Provisions

In comparison with the German Commercial Code (HGB), IFRS are based on a different interpretation of the prudence concept with respect to provisions. IFRS tend to put higher demands on the probability of the relevant events and the identifiability of the amount to that can be provided for.

Equity

The first-time-application effects that result from first-time application of the IFRS are presented in retained earnings.

Pension Provisions

Under IFRS, the amount of the pension obligation is regularly required to be carried as a liability to the extent that the pension obligation is not covered by plan assets. The amount to be carried as a liability corresponds to the balance of the present value of the defined-benefit obligation plus actuarial gains and losses and less the fair value of the plan assets as at the balance sheet date. The present value of defined-benefit obligations and the related service cost has to be determined according to an actuarial valuation method according to which the benefits are allocated to the period of service of the employees and on the basis of actuarial assumptions.

Under the German Commercial Code (HGB), pension provisions have to be recognized at the present value determined according to actuarial principles. Application of the accounting method is inadmissible. The legal regulations do not require application of a specific valuation method.

Components of Accounting

Extending the size-dependent required components (balance sheet, profit and loss account, notes to the financial statements and additional complementary management report), a statement of changes in equity and a cash flow statement are required to be presented under IFRS. Therefore, the consolidated financial statements are extended to these components.

Management

Mr. Harald J. Joos, Herdecke, Germany;
Dr. Horst J. Heiber, Wetter, Germany;
Dr. Thomas Zipse, Herdecke, Germany (from 24 June 2005).

Supervisory Board

Dr. Horst Heidsieck, Büdingen, Germany,
CEO of DEMAG Holding S.àr.l., Luxembourg,
Chairman;

Mr. Josef Berger*, Düsseldorf, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Wetter,
Vice Chairman;

Mr. Gerd-Uwe Boguslawski*, Northeim, Germany,
IG Metall Trade Union, Göttingen Administration Office;

Mr. Heinrich Fischer, Winterthur, Switzerland,
CEO of Saurer AG, Switzerland
(from 1 June 2005);

Mr. Reinhard Gorenflos, London, Great Britain,
Merchant,
Kohlberg Kravis Roberts & Co. L.P., London;

Mr. Alfred Hack*, Herdecke, Germany,
Head of Cranes Division;
Demag Cranes & Components GmbH, Wetter;

Mr. Johannes P. Huth, London, Great Britain,
Banker,
Kohlberg Kravis Roberts & Co. L.P., London
(until 31 May 2005);

Mr. Eberhard Kuhn, Homburg, Germany,
former Director of Mannesmann Dematic AG, Wetter;

Mr. Reinhard Möller*, Uslar, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Uslar facility;

Prof Heinrich Pack, Hagen, Germany,
former Managing Director of Demag Cranes & Components GmbH, Wetter;

Mr. Werner Paschke, Luxembourg,
CFO of DEMAG Holding S.à r.l., Luxembourg;

Mr. Hubert Rosenthal*, Herdecke, Germany,
1st Authorized Representative of IG Metall Trade Union, Hagen Administration Office;

Mr. Ralph Triebel*, Ohrdruf, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Luisenthal facility.

---

* Employee representative

Advisory Board

Dr. Horst Heidsieck, Büdingen, Germany;
Mr. Werner Paschke, Luxembourg.

Wetter, 29 November 2005

DCC HoldCo 3 (drei) GmbH

(Joos) (Dr. Heiber) (Dr. Zipse)

LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH
AS AT 30 SEPTEMBER 2005

Name and registered office of company	Country	Shareholder	Capital share	Equity	Net income/loss for the year
			(in %)	(in EUR'000)	
Consolidated companies – domestic					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH	100.00	108,039	0
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100.00	203,247	0
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100.00	308,667	0
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100.00	1,786	408
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100.00	26	(1)
DCC Verwaltungs 2 (zwei) GmbH, Wetter		DCC GmbH	100.00	605	14
Consolidated companies – foreign					
Demag Cranes & Components Pty. Ltd., Smithfield	Australia	DCC GmbH	100.00	6,319	560
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	92.15	481	106
Demag Cranes & Components Ltda., Cotia	Brazil	DCC GmbH	99.9999	10,147	2,812
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	100.00	2,413	(277)
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100.00	(947)	(794)
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100.00	2,390	1,184
Demag Cranes & Components A/S, Copenhagen	Denmark	DCC GmbH	100.00	3,131	(339)
DCC France Holdco SA, Chalons en Champagne	France	DCC Holdco 5 (fünf) GmbH	100.00	4,286	(5,594)
Demag Cranes & Components SA, Chalons en Champagne	France	DCC France Holdco SA	100.00	3,346	510
Demag Cranes & Components Ltd., Banbury	Great Britain	DCC Holdings Ltd.	100.00	13,488	2,728
Demag Cranes & Components Guarantee Ltd., Banbury	Great Britain	DCC GmbH	100.00	50	0
Demag Cranes & Components Holdings Ltd., Banbury	Great Britain	DCC GmbH/DCC Guarantee Ltd.	100.00[1]	(210)	(15,718)
Demag Cranes & Components (India) Pte. Ltd., Pune	India	DCC GmbH	100.00[2]	1,211	263
Donati Sollevamenti S.r.l., Varese	Italy	DCC GmbH/ DCC S.p.A.	100.00[3]	5,496	165
Demag Cranes & Components S.p.A., Agrate Brianza	Italy	DCC GmbH	100.00	13,977	1,751
Demag Cranes & Components GmbH, Salzburg	Austria	DCC GmbH	100.00	7,603	774
Demag Cranes & Components Sp. Z.o.o., Warsaw	Poland	DCC GmbH	100.00	428	(193)
Demag Cranes & Components Ltda., Lisbon	Portugal	DCC GmbH	100.00	219	44
Demag Cranes & Components AG, Dietlikon	Switzerland	DCC GmbH	100.00	14,853	3,864
Demag Cranes & Components Spain Holdco S.A., Madrid	Spain	DCC GmbH	100.00	4,498	(1,660)
Demag Cranes & Components S.A., Madrid	Spain	DCC Spain Holdco S.A.	100.00	31,411	(903)
Demag Cranes & Components (Pty.) Ltd., Johannesburg	South Africa	DCC GmbH	100.00	13,821	2,530
Demag Cranes & Components spol. s.r.o., Slaný	Czech Republic	DCC GmbH	100.00	4,068	603
Demag Cranes & Components Corp., Cleveland	US	DCC GmbH	100.00	20,493	32
Crane America Services Corp., Dayton	US	DCC Corp.	100.00	9,323	1,384
Demag Cranes & Components (Middle East) FZE, Dubai	UAE	MDC (Middle East) EC	100.00	315	107
Non-consolidated affiliated enterprises					
Demag Cranes & Components S.A., Buenos Aires	Argentina	DCC GmbH	80.00[4]	(618)	(198)
Associated companies – foreign					
MHE-Demag (S) Pte. Ltd., Singapore	Singapore	DCC GmbH	50.00[5]	21,433	456

1) 74% DCC GmbH/26% DCC Guarantee Ltd.
2) Values as at 31 March 2005.
3) 10% DCC GmbH/90% DCC S.p.A., preliminary data.
4) Values as at 30 September 2004.
5) Values as at 31 December 2004.

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2005, which were prepared in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2004 to 30 September 2005. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 5 December 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Crampton Wirtschaftsprüfer (German Public Auditor)	Signed: Schmelzer Wirtschaftsprüfer (German Public Auditor)

DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS IN ACCORDANCE WITH
GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)
AS OF AND FOR THE YEAR ENDED 30 SEPTEMBER 2004

DCC HOLDCO 3 (DREI) GmbH, WETTER
BALANCE SHEET AS AT 30 SEPTEMBER 2004

Assets

	30 September 2004	Prior year
	(EUR)	
A. Fixed assets		
Financial assets		
Shares in affiliated enterprises	108,226,000.00	108.226.000.00
B. Current assets		
Bank balances	451.19	229.01
	108,226,451.19	**108,226,229.01**

Equity and Liabilities

	30 September 2004	Prior year
	(EUR)	
A. Equity		
I. Subscribed capital	1,450,350.00	1,331,350.00
II. Capital reserves	118,751,177.75	39,438,650.00
III. Accumulated losses brought forward	(20,914,706.86)	(2,233,095.17)
IV. Net loss for the year	(24,669,583.35)	(18,681,611.69)
	74,617,237.54	19,855,293.14
B. Accruals		
Other accruals	167,000.00	10,000.00
C. Liabilities		
1. Trade payables	0.00	26,596.96
2. Payables to shareholders	0.00	71,639,027.78
3. Payables to affiliated enterprises	33,442,208.81	14,265,056.13
4. Other liabilities	4.84	2,430,255.00
	33,442,213.65	88,360,935.87
	108,226,451.19	**108,226,229.01**

DCC HOLDCO 3 (DREI) GmbH, WETTER

INCOME STATEMENT FOR THE PERIOD FROM 1 OCTOBER 2003 TO 30 SEPTEMBER 2004

		2003/2004	Prior year
		(EUR)	
1.	General & administration expenses	(767,017.61)	(48,599.33)
2.	Income from participations	0.00	900,000.00
3.	Amortization of financial assets	0.00	(900,000.00)
4.	Expenses from loss transfer	(18,013,866.24)	(12,119,987.52)
5.	Interest and similar expenses	(5,888,699.50)	(6,513,024.84)
6.	Results from ordinary activities (= net loss for the year)	**(24,669,583.35)**	**(18,681,611.69)**

DCC HOLDCO 3 (DREI) GmbH, WETTER

NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR 2003/2004

Accounting and Valuation Rules

Income Statement

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB), § 276 German Commercial Code (HGB) and § 288 German Commercial Code (HGB).

Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost or at the lower fair value.

Current Assets

Appropriate allowances have been made on current assets in order to cover all risks identifiable as at balance sheet date.

Equity

The equity has been recognized at nominal value.

Provisions and Accruals

The other provisions and accruals cover all risks identifiable as at the balance sheet date.

Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

Notes to the Income Statement

1. Result from Participations

The result from participations relates to expenses from loss transfer from affiliated enterprises in the amount of EUR 18,014 thousand.

2. Interest and Similar Expenses

The interest and similar expenses relate exclusively to affiliated enterprises.

Notes to the Balance Sheet

1. Equity

The Company's share capital was increased to EUR 1,450 thousand, by issuing a new share with a nominal value of EUR 119 thousand. The new original capital contribution was made by DCC Management Beteiligungsgesellschaft mbH & Co KG against cash payment with a premium.

Within the scope of the Manager Equity Plan (MEP), Management Beteiligungsgesellschaft mbH & Co KG made a contribution to the Company's equity of EUR 2,067 thousand. This residual debt of the MEP loan in the amount of EUR 363 thousand was allocated to the capital reserves.

As at 30 June 2004, DCC Luxembourg 2 S.àr.l. waived, in its capacity as the majority shareholder, its claims against the Company under the Vanilla Loan Agreement. The principal including interest in the amount of EUR 77,002 thousand was allocated to the Company's equity as an other additional cash payment of the shareholder within the meaning of § 272 (2) No. 4 German Commercial Code (HGB).

Management proposes to carry forward the net loss for the year in the amount of EUR 24,670 thousand.

2. Provisions and Accruals

The accruals relate to accrued expenses for preparation and audit of the annual financial statements.

3. Liabilities

Liabilities with a residual term of up to one year amount to EUR 33,442 thousand.

Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 413,010 thousand, GBP 25,120 thousand and USD 77,471 thousand.

OTHER DISCLOSURES

SHAREHOLDINGS (AS AT 30 SEPTEMBER 2004)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is deposited at the Commercial Register of the Hagen local court.

Notes to Parent Company in Accordance with § 291 (2) German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l., Luxembourg, prepared under Luxembourgian accounting rules and is, hence, exempted from preparing consolidated financial statements under § 291 (2) German Commercial Code (HGB).

Major Differences between German and Luxembourgian Accounting

General

Luxembourgian accounting complies with the regulations of the Fourth and Seventh EU Directive, under which the accounting enterprise is granted options with respect to the presentation of given items in the annual financial statements. These options are as a general rule exercised by the parent company Demag Holding S.à r.l. in accordance with IFRS accounting principles.

Goodwill

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under Luxembourgian accounting rules, amortization, though also admissible, needs to be justified in the notes to the financial statements if the amortization period is more than five years.

Property, Plant and Equipment

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under Luxembourgian rules, write-downs are only admissible if the impairment is of a permanent nature.

Inventories

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under Luxembourgian accounting rules. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under Luxembourgian law, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market. Luxembourgian accounting includes various options which should be exercised within the meaning of IFRS in the consolidated financial statements, with the net realizable value being regularly determined on the basis of the sales market. The procurement market is neglected.

Components of Accounting

The Luxembourgian components of reporting as at the year end correspond regularly to the components under the German Commercial Code (HGB), with the German Commercial Code (HGB) providing for more detailed disclosures in the notes to the financial statements. Extending the size-dependent required components (balance sheet, profit and loss account, notes to the financial statements and additional complementary management report), a statement of changes in

equity is normally presented in Luxemburg. Therefore, the consolidated financial statements are extended to this component.

Management

Mr. Harald J. Joos, Herdecke (from 1 December 2003);
Dr. Horst J. Heiber, Wetter;
Mr. Klaus K. Moll, Ludwigshafen (until 30 November 2003).

Supervisory Board

Dr. Horst Heidsieck, Büdingen,
Chairman (from 24 June 2004);

Mr. Josef Berger, Düsseldorf,
Vice Chairman;

Mr. Gerd-Uwe Boguslawski, Northeim;

Mr. Volkmar Flöß, Hagen,
(until 31 May 2004);

Mr. Reinhard Gorenflos, London,
Chairman (until 24 June 2004);

Mr. Alfred Hack*, Herdecke;

Mr. Johannes P. Huth, London;

Mr. Eberhard Kuhn, Homburg,
(from 1 April 2004);

Mr. Reinhard Möller, Uslar;

Prof. Heinrich Pack, Hagen;

Mr. Werner Paschke, Luxembourg;

Mr. Hubert Rosenthal, Herdecke,
(from 8 June 2004);

Dr. rer. nat. Dietmar Straub, Aschaffenburg,
(until 13 February 2004);

Mr. Ralph Triebel, Northeim
(from 9 October 2003).

Advisory Board

Dr. Horst Heidsieck, Büdingen;
Mr. Werner Paschke, Luxembourg.

Wetter, 29 November 2004
DCC HoldCo 3 (drei) GmbH

(Joos) (Dr. Heiber)

LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH AS AT 30 SEPTEMBER 2004

Name and registered office of company	Country	Shareholder	Capital share	Equity	Net income/ loss for the year 1 October 2003 to 30 September 2004
			(in %)		(in EUR'000)
Consolidated companies – domestic					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH	100.00	108,039	0
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100.00	203,247	0
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100.00	308,667	0
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100.00	556	822
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100.00	27	0
DCC Verwaltungs 2 (zwei) GmbH, Wetter		DCC GmbH	100.00	591	11
Consolidated companies – foreign					
Demag Cranes & Components Pty. Ltd., Smithfield	Australia	DCC GmbH	100.00	5,270	814
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	51.00	(1,322)	(2)
Demag Cranes & Components Ltda., Cotia	Brazil	DCC GmbH	99.9999	5,598	1,455
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	99.27	2,585	258
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100.00	(88)	(682)
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100.00	1,064	469
Demag Cranes & Components A/S, Copenhagen	Denmark	DCC GmbH	100.00	3,479	(524)
DCC France Holdco SA, Chalons en Champagne	France	DCC Holdco 5 (fünf) GmbH	100.00	10,279	(748)
Demag Cranes & Components SA, Chalons en Champagne	France	DCC France Holdco SA	100.00	9,380	(1,972)
Demag Cranes & Components Ltd., Banbury	Great Britain	DCC Holdings Ltd.	100.00[1]	13,951	954
Demag Cranes & Components Guarantee Ltd., Banbury	Great Britain	DCC GmbH	100.00[1]	49	51
Demag Cranes & Components Holdings Ltd., Banbury	Great Britain	DCC GmbH/DCC Guarantee Ltd.	100.00[1][2]	4	5,078
Demag Cranes & Components (India) Pte. Ltd., Pune	India	DCC GmbH	100.00[3]	840	323

LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH AS AT 30 SEPTEMBER 2004 (Continued)

Name and registered office of company	Country	Shareholder	Capital share	Equity	Net income/ loss for the year 1 October 2003 to 30 September 2004
			(in %)		(in EUR'000)
Donati Sollevamenti S.r.l., Varese	Italy	DCC GmbH/DCC S.p.A.	100.00[4]	5,284	168
Demag Cranes & Components S.p.A., Agrate Brianza	Italy	DCC GmbH	100.00	12,226	(2,648)
Demag Cranes & Components GmbH, Salzburg	Austria	DCC GmbH	100.00	6,829	816
Demag Cranes & Components Sp. Z.o.o., Warsaw	Poland	DCC GmbH	100.00	784	(276)
Demag Cranes & Components Ltda., Lisbon	Portugal	DCC GmbH	100.00	175	81
Demag Cranes & Components AG, Dietlikon	Switzerland	DCC GmbH	100.00	11,044	1,439
Demag Cranes & Components Spain Holdco S.A., Madrid	Spain	DCC GmbH	100.00	5,450	(1,019)
Demag Cranes & Components S.A., Madrid	Spain	DCC Spain Holdco S.A.	100.00	31,314	9,283
Demag Cranes & Components (Pty.) Ltd., Johannesburg	South Africa	DCC GmbH	100.00	10,740	1,992
Demag Cranes & Components spol. s.r.o., Slaný	Czech Republic	DCC GmbH	100.00	1,658	187
Demag Cranes & Components Corp., Cleveland	US	DCC GmbH	100.00	15,019	302
Crane America Services Corp., Dayton	US	DCC Corp.	100.00	8,553	915
Demag Cranes & Components (Middle East) FZE, Dubai	UAE	MDC (Middle East) EC	100.00	(1,772)	(689)
Non-consolidated affiliated enterprises					
Demag Cranes & Components S.A., Buenos Aires	Argentina	DCC GmbH	80.00[4]	(385)	(129)
Associated companies – foreign					
MHE-Demag (S) Pte. Ltd., Singapore	Singapore	DCC GmbH	50.00[5]	21,332	322

(1) Values as at 31 Sept 2003.

(2) 74% DCC GmbH/26% DCC Guarantee Ltd.

(3) Values as at 31 Mar. 2004

(4) 10% DCC GmbH/90% DCC S.p.A.

(5) Values as at 31 Dec. 2003

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2004, which were prepared in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2003 to 30 September 2004. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 2 December 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: von der Ohe Wirtschaftsprüferin (German Public Auditor)	Signed: Basler Wirtschaftsprüfer (German Public Auditor)

DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS IN ACCORDANCE WITH
GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)
AS OF AND FOR THE YEAR ENDED 30 SEPTEMBER 2003

DCC HOLDCO 3 (DREI) GmbH, WETTER
BALANCE SHEET AS AT 30 SEPTEMBER 2003

Assets

	30 September 2003	Prior year
	(EUR)	
A. Fixed assets		
Financial assets		
Shares in affiliated enterprises	108,226,000.00	109,126,000.00
B. Current assets		
Bank balances	229.01	728.14
	108,226,229.01	**109,126,728.14**

Equity and Liabilities

	30 September 2003	Prior year
	(EUR)	
A. Equity		
I. Subscribed capital	1,331,350.00	25,000.00
II. Capital reserves	39,438,650.00	40,745,000.00
III. Net loss for the year	(18,681,611.69)	(2,233,095.17)
IV. Accumulated losses brought forward	(2,233,095.17)	0.00
	19,855,293.14	38,536,904.83
B. Accruals		
Other accruals	10,000.00	0.00
C. Liabilities		
1. Trade payables	26,596.96	434.42
2. Payables to shareholders	71,639,027.78	65,126,388.89
3. Payables to affiliated enterprises	14,265,056.13	2,133,000.00
4. Other liabilities	2,430,255.00	3,330,000.00
	88,360,935.87	70,589,823.31
	108,226,229.01	**109,126,728.14**

DCC HOLDCO 3 (DREI) GmbH, WETTER

INCOME STATEMENT FOR THE PERIOD FROM 1 OCTOBER 2002 TO 30 SEPTEMBER 2003

	2002/2003	8 August to 30 September 2002
	(EUR)	
1. General administration expenses	(48,599.33)	(2,106.706.28)
2. Income from participations	900,000.00	0.00
3. Amortization of financial assets	(900,000.00)	0.00
4. Expense from loss transfer	(12,119,987.52)	0.00
5. Interest and similar expenses	(6,513,024.84)	(126,388.89)
6. Results from ordinary activities (= net loss for the year)	**(18,681,611.69)**	**(2,233,095.17)**

DCC HOLDCO 3 (DREI) GmbH, WETTER

NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR

FROM 1 OCTOBER 2002 TO 30 SEPTEMBER 2003

Accounting and Valuation Rules

Income Statement

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB) and § 276 German Commercial Code (HGB).

Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost.

Current Assets

Liquid funds are recognized at nominal value.

Provisions and Accruals

The provisions and accruals cover all risks identifiable as at the balance sheet date.

Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

Notes to the Income Statement

1. Result from Participations

The result from participations includes income from participations and amortization of financial assets in the amount of EUR 900 thousand and expense from loss transfer assumed in the amount of EUR 12,120 thousand. It relates exclusively to affiliated enterprises.

2. Interest and Similar Expenses

The interest and similar expenses are almost exclusively payable to the sole shareholder.

Personnel Expenses

The Company employs no staff.

Notes to the Balance Sheet

1. Equity

An amount of EUR 1,306 thousand was withdrawn from the capital reserves, which amounted to EUR 40,745 thousand, and allocated to the subscribed capital.

Management proposes to carry forward the net loss for the year in the amount of EUR 18,682 thousand.

2. Provisions and Accruals

The accruals relate to expenses for the audit of the annual financial statements.

3. Liabilities

The liabilities with residual terms of up to one year and of more than five years amount to EUR 16,722 thousand and EUR 71,639 thousand, respectively.

Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 208,900 thousand, GBP 47,540 thousand and USD 500,691 thousand.

In addition, the Company is jointly and severally liable for drawings on overdraft facilities within DEMAG Group in the amount of EUR 128,990 thousand.

OTHER DISCLOSURES

SHAREHOLDINGS (AS AT 30 SEPTEMBER 2003)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is presented in the Exhibit to the Notes.

Notes to Parent Company in Accordance with § 291 (2) No. 3 German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l., Luxembourg, prepared under Luxembourgian accounting rules and is, hence, exempted from preparing consolidated financial statements under § 291 (2) No. 3 German Commercial Code (HGB).

Major Differences between German and Luxembourgian Accounting

General

Luxembourgian accounting complies with the regulations of the Fourth and Seventh EU Directive, under which the accounting enterprise is granted options with respect to the presentation of given items in the annual financial statements. These options are as a general rule exercised by the parent company Demag Holding S.à r.l. in accordance with IFRS accounting principles.

Goodwill

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under Luxembourgian accounting rules, amortization, though also admissible, needs to be justified in the notes to the financial statements if the amortization period is more than five years.

Property, Plant and Equipment

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under Luxembourgian rules, write-downs are only admissible if the impairment is of a permanent nature.

Inventories

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under Luxembourgian accounting rules. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under Luxembourgian law, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market. Luxembourgian accounting includes various options which should be exercised within the meaning of IFRS in the consolidated financial statements, with the net realizable value being regularly determined on the basis of the sales market. The procurement market is neglected.

Components of Accounting

The Luxembourgian components of reporting as at the year end correspond regularly to the components under the German Commercial Code (HGB), with the German Commercial Code (HGB) providing for more detailed disclosures in the notes to the financial statements. Extending the size-dependent required components (balance sheet, profit and loss account, notes to the

financial statements and additional complementary management report), a statement of changes in equity is normally presented in Luxemburg. Therefore, the consolidated financial statements are extended to this component.

Management

Mr. Reinhard Gorenflos, London (until 1 October 2002);
Mr. Johannes Huth, London (until 1 October 2002);
Mr. Klaus K. Moll, Ludwigshafen (from 7 January to 30 November 2003);
Dr. Helmut Leonhard Franzen, Wetter (from 2 October 2002 to 7 January 2003);
Dr. Horst J. Heiber, Bocholt (from 1 May 2003);
Mr. Harald Joos, Stuttgart (from 1 December 2003);
Prof. Heinrich Josef Pack, Hagen (from 2 October 2002 to 30 June 2003);
Mr. Christian Ludwig Peters, Bochum (from 2 October 2002 to 30 September 2003).

Supervisory Board

Mr. Reinhard Gorenflos, London (from 4 November 2002, Chairman since 7 January 2003);
Mr. Josef Berger, Düsseldorf (from 11 November 2002,
Vice Chairman since 7 January 2003);
Mr. Gerd-Uwe Boguslawski, Northeim (from 11 November 2002);
Mr. Volkmar Flöß, Hagen (from 11 November 2002);
Mr. Edward Gilhuly, London (from 4 November 2002 to 1 July 2003);
Mr. Oliver Haarmann, London (from 4 November 2002 to 1 July 2003);
Mr. Alfred Hack, Herdecke (from 11 November 2002);
Dr. Horst Heidsieck, Büdingen (from 1 February 2003);
Mr. Johannes Huth, London (from 4 November 2002);
Mr. Reinhard Möller, Uslar (from 11 November 2002);
Prof. Heinrich Josef Pack, Hagen (from 1 July 2003);
Mr. Werner Paschke, Luxembourg (from 1 July 2003);
Mr. Neil A. Richardson, London (from 4 November 2002 to 31 January 2003);
Ms. Silke Scheiber, London (from 4 November 2002 to 6 March 2003);
Mr. Andreas Schwarz (from 11 November 2002 to 30 September 2003);
Dr. Dietmar Straub, Aschaffenburg (from 6 March 2003).

Advisory Board

Dr. Horst Heidsieck, Büdingen (from 1 February 2003);
Mr. Werner Paschke, Luxemburg (from 27 June 2003).

Wetter, 3 December 2003

DCC HoldCo 3 (drei) GmbH

The General Management

LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH
AS AT 30 SEPTEMBER 2003

Name and registered office of company	Country	Shareholder	Capital share	Equity	Net income/loss for the year 1 October 2002 to 30 September 2003
			(in %)	(in EUR'000)	
Consolidated companies – domestic					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 GmbH	100.00	108,039	—
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100.00	203,247	—
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100.00	26	1
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100.00	199,994	—
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100.00	556	115
Zasche ergo GmbH, Wetter		DCC GmbH	100.00	580	16
Consolidated companies – foreign					
Demag Cranes & Components Pty. Ltd., Smithfield	Australia	DCC GmbH	100.00	6,608	505
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	51.00	(1,228)	(611)
Demag Cranes & Components Ltda., Cotia	Brazil	DCC GmbH	99.9999	11,693	1,177
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	99.27	3,142	12
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100.00	(698)	(452)
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100.00	(1,247)	420
Demag Cranes & Components A/S, Copenhagen	Denmark	DCC GmbH	100.00	3,968	42
DCC France Holdco SA, Chalons en Champagne	France	DCC GmbH	100.00	11,028	933
Demag Cranes & Components SA, Chalon en Champagne	France	DCC France Holdco SA	100.00	11,352	(48)
Demag Cranes & Components Ltd., Banbury	Great Britain	DCC Holdings Ltd.	100.00	15,485	1,375
Demag Cranes & Components Guarantee Ltd., Banbury	Great Britain	DCC GmbH	100.00	51	51
Demag Cranes & Components Holdings Ltd., Banbury	Great Britain	DCC GmbH/DCC Guarantee Ltd.	100.00(1)	4	5,078
Demag Cranes & Components (India) Pte. Ltd., Pune	India	DCC GmbH	99.9997	721	150
Donati Sollevamenti S.r.l., Varese	Italy	DCC GmbH/DCC S.p.A.	100.00(2)	5,462	627
Demag Cranes & Components S.p.A., Agrate Brianza	Italy	DCC GmbH	100.00	14,874	3,038
Demag Cranes & Components GmbH, Salzburg	Austria	DCC GmbH	100.00	6,013	1,015
Demag Cranes & Components Sp. Z.o.o., Warsaw	Poland	DCC GmbH	100.00	927	(285)
Demag Cranes & Components Ltda., Lisbon	Portugal	DCC GmbH	75.00	261	(597)
Demag Cranes & Components AG, Dietlikon	Switzerland	DCC GmbH	100.00	10,042	1,191
Demag Cranes & Components Spain Holdco S.A., Madrid	Spain	DCC GmbH	100.00	6,469	(1,570)
Demag Cranes & Components S.A., Madrid	Spain	DCC Spain Holdco S.A.	100.00	23,030	(885)
Demag Cranes & Components (Pty.) Ltd., Johannesburg	South Africa	DCC GmbH	100.00	14,698	1,488
Demag Cranes & Components spol. s.r.o., Slaný	Czech Republic	DCC GmbH	100.00	1,309	103
Demag Cranes & Components Corp., Cleveland	US	DCC GmbH	100.00	14,465	(1,681)
Crane America Services Corp., Dayton	US	DCC Corp.	100.00	7,895	147
Demag Cranes & Components (Middle East) FZE, Dubai	UAE	MDC (Middle East) EC	100.00	594	—
Associated companies – foreign					
MHE-Demag (S) Pte. Ltd., Singapore	Singapore	DCC GmbH	50.00(3)	11,717	431

(1) 74% DCC GmbH/26% DCC Guarantee Ltd.

(2) 10% DCC GmbH/90% DCC S.p.A.

(3) Values as at 31 Dec. 2002

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2003, which were prepared in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2002 to 30 September 2003. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 10 December 2003

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Strottmann Wirtschaftsprüfer (German Public Auditor)	Signed: von der Ohe Wirtschaftsprüferin (German Public Auditor)

DCC HOLDCO 3 (DREI) GmbH, WETTER

ADDITIONAL FINANCIAL INFORMATION IN ACCORDANCE WITH GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)

DCC HOLDCO 3 (DREI) GmbH, WETTER

STATEMENT OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2003

Reconciliation of equity	Subscribed capital	Capital reserves	Loss carryforward	Net loss for the year	Total
			EUR		
Balance as at 1 October 2002	**25,000.00**	**40,745,000.00**	**0.00**	**2,233,095.17**	**38,536,904.83**
Capital increase	1,306,350.00	(1,306,350.00)			0.00
Accumulated losses brought forward for the year 2001/2002			2,233,095.17	(2,233,095.17)	0.00
Net loss for the year 2002/2003				18,681,611.69	18,681,611.69
Balance as at 30 September 2003	**1,331,350.00**	**39,438,650.00**	**2,233,095.17**	**18,681,611.69**	**19,855,293.14**

DCC HOLDCO 3 (DREI) GmbH, WETTER

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2003

	2002/2003
	(TEUR)
Net loss for the year	(18,682)
Amortization of/depreciation on fixed assets	900
Other non-cash expenses*	18,632
Cash earnings according to DVFA/SG	**850**
Increase in short and medium-term provisions and accruals	10
Decrease (-) in trade payables and other liabilities that are not attributable to investing or financing activities	(861)
Cash flow from operating activities	**(1)**
Cash flow from investing activities	**0**
Cash flow from financing activities	**0**
Change in cash and cash equivalents	**(1)**
Opening balance of cash and cash equivalents	1
Closing balance of cash and cash equivalents	**0**

* **Other non-cash expenses are:**

– Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH	12,120
– Interest paid on shareholder loans	6,512
	18,632

The following attestation report (*Bescheinigung*) was issued in the German language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2003, which were prepared in the German language.

ATTESTATION REPORT

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2002/2003, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2002/2003 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2002/2003 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2002/2003 have been properly derived from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2002/2003 have been properly derived from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 12 April 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Crampton Wirtschaftsprüfer (German Public Auditor)	Signed: von der Ohe Wirtschaftsprüferin (German Public Auditor)

Statement of Shareholders' Equity for the year ended September 30, 2004

DCC HoldCo 3 (drei) GmbH, Wetter

Reconciliation of equity	Subscribed capital	Capital reserves	Loss carryforward	Net loss for the year	Total
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)
Balance as at 1 Oct. 2003	**1,331,350.00**	**39,438,650.00**	**2,233,095.17**	**18,681,611.69**	**19,855,293.14**
Capital increase	119,000.00	79,312,527.75			79,431,527.75*
Accumulated losses brought forward for the year 2002/2003			18,681,611.69	(18,681,611.69)	0.00
Net loss for the year 2003/2004				24,669,583.35	24,669,583.35
Balance as at 30 Sept. 2004	**1,450,350.00**	**118,751,177.75**	**20,914,706.86**	**24,669,583.35**	**74,617,237.54**

* **as at 30 Sept. 2004:**

– Reclassification capital reserves to subscribed capital	119,000.00
– Effect of reclassification to subscribed capital on capital reserves	(119,000.00)
– Allocated to capital reserves (MEP) – including conversion MEP loans	2,430,000.00
– Conversion vanilla loan including accrued interest into capital reserves	77,001,527.75
Total	**79,431,527.75**

Statement of Cash Flows for the year ended September 30, 2004

DCC HoldCo 3 (drei) GmbH, Wetter

	2003/2004
	(EUR'000)
Net loss for the year	(24,670)
Amortization of/depreciation on fixed assets	0
Other non-cash expenses *	23,903
Cash earnings according to DVFA/SG	**(767)**
Increase in short and medium-term provisions and accruals	157
Increase in trade payables and other liabilities that are not attributable to investing or financing activities	610
Cash flow from operating activities	**0**
Cash flow from investing activities	**0**
Cash receipts from capital contributions	2,067
Cash repayments of finance loans	(2,067)
Cash flow from financing activities	**0**
Change in cash and cash equivalents	**0**
Opening balance of cash and cash equivalents	0
Closing balance of cash and cash equivalents	**0**

* **Other non-cash expenses are:**

– Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH	18,014
– Interest paid on shareholder loans	5,889
	23,903

The following attestation report (*Bescheinigung*) was issued in the German Language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2004, which were prepared in the German language.

ATTESTATION REPORT

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2003/2004, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2003/2004 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2003/2004 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2003/2004 have been properly derived from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2003/2004 have been properly derived from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 12 April 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Crampton
Wirtschaftsprüfer
(German Public Auditor)

Signed: von der Ohe
Wirtschaftsprüferin
(German Public Auditor)

STATEMENT OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2005

DCC HOLDCO 3 (DREI) GmbH, WETTER

Reconciliation of equity	Subscribed capital	Capital reserves	Loss carryforward	Net loss for the year	Total
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)
Balance as at 1 Oct. 2004	**1,450,350.00**	**118,751,177.75**	**20,914,706.86**	**24,669,583.35**	**74,617,237.54**
Capital increase		100,175,613.44			100,175,613.44*
Accumulated losses brought forward for the year 2003/2004			24,669,583.35	(24,669,583.35)	0.00
Net loss for the year 2004/2005				58,001,584.39	58,001,584.39
Balance as at 30 Sept. 2005	**1,450,350.00**	**218,926,791.19**	**45,584,290.21**	**58,001,584.39**	**116,791,266.59**

* **as at 30 Sept. 2005:**	– Allocated to capital reserves (MEP)	175,613.44
	– Indirectly allocated to capital reserves by majority shareholder	100,000,000.00
	Total	**100,175,613.44**

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2005

DCC HOLDCO 3 (DREI) GmbH, WETTER

	2004/2005
	(EUR'000)
Net loss for the year	(58,002)
Amortization of/depreciation on fixed assets	0
Other non-cash expenses *	59,795
Cash earnings according to DVFA/SG	**1,793**
Increase in short and medium-term provisions and accruals	15
Increase in trade payables and other liabilities that are not attributable to investing or financing activities	(1,983)
Cash flow from operating activities	**(175)**
Cash flow from investing activities	**0**
Cash receipts from capital contributions	100,176
Cash repayments (-) of finance loans	(100,000)
Cash flow from financing activities	**176**
Change in cash and cash equivalents	**1**
Opening balance of cash and cash equivalents	0
Closing balance of cash and cash equivalents	**1**

* **Other non-cash expenses are:**

– Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH	59,795
– Interest paid on shareholder loans	0
	59,795

The following attestation report (*Bescheinigung*) was issued in the German Language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2005, which were prepared in the German language.

ATTESTATION REPORT

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2004/2005, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2004/2005 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2004/2005 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2004/2005 have been properly derived from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2004/2005 have been properly derived from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 18 May 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Crampton Wirtschaftsprüfer (German Public Auditor)	Schmelzer Wirtschaftsprüfer (German Public Auditor)

INFORMATION CONCERNING THE BUSINESS PROSPECTS OF DEMAG CRANES AG

Against the background of a continued stable economic environment and sustained growth in major markets, Demag Cranes AG believes that it will be able to achieve its business objectives for the entire fiscal year, despite certain one-off costs relating to the offering, and thus be able to achieve a significant increase in sales and profitability as compared to the previous fiscal year. In the first half of fiscal year 2005/2006, the Company was already able to increase sales by 18.6% compared to the prior year period, improving the adjusted EBIT margin from 4.8% to 6.6%. From a current perspective, the Company anticipates that trends in demand will generally be positive in its three segments Industrial Cranes, Port Technology and Services and that prices will generally be stable. Through its leadership in innovation and technology, its ongoing cost reduction and efficiency improvement programs, an improved market approach as well as continued growth in geographic target regions, the Company also aims to improve sales and margins over the next fiscal years.

Based on orders received for new products in the Industrial Cranes and Port Technology segments as well as the continued development of additional new and improved products, in particular with respect to fully automated applications, Demag Cranes AG expects to benefit from the implemented market and product initiatives. Beginning in fiscal year 2004/2005, the Industrial Cranes segment launched the successful new generations of DC and DR hoists. In April 2006, the Company introduced the Generation 5 mobile harbor crane, with the first models expected to be delivered in mid-2006, which represents the first product based on a modular platform and construction concept. The Company plans to develop – in certain cases, in close collaboration with customers – additional new products and to introduce these products to the market.

The Company expects a considerable increase in sales in the Industrial Cranes segment in the current fiscal year as compared to the preceding fiscal year, driven both by an increase in orders received from emerging markets and as a result of the noticeable economic recovery in established markets such as Europe, as well as the successful launch of new products. As a result of the growth initiatives, cost reduction measures and programs to improve efficiency which have been implemented, the Company expects that its profitability and competitive position will continue to improve. The new generations of DC and DR hoists are based on modern construction principles that offer significant benefits in terms of standardization and enable more cost-efficient production with a positive effect on profitability.

The Company expects a higher increase in sales in the Port Technology segment compared to the other segments. Apart from the market and product initiatives that have been launched, this expectation is based on a projected increase in global and regional trade volumes and container transport which, according to Drewry Shipping Consultants, will grow on average by 9.3% per year until 2010. The high degree of standardization and modularization of components together with the new-generation products with high flexibility and a broad variety of products to offer tailor-made customer solutions have a positive effect on profit margins.

In the Services segment, the Company benefits from the large installed base and the growing trend to engage external service providers to provide maintenance services as well as increased maintenance services as a result of economic growth. In this segment, the Company aims to increase sales by increasing the penetration of its own installed base for cranes and hoists for industrial applications, by servicing third-party products to a greater extent as well as through growth in emerging markets. The Company expects that profit margins in this segment will remain relatively stable.

With respect to sales, capacity utilization, the cost base, and the development of inventories, the effectiveness of the growth initiatives, cost reduction measures and efficiency improvement programs that have been initiated is evident. Otherwise, there have been no material changes in the development of the business since the end of the last fiscal year or the first half of fiscal year 2005/2006 including the financial situation and the market position of the Group. Prior to the listing of the Offered Shares, Demag Cranes AG will enter into a facility agreement for a revolving credit facility in the amount of €325.0 million. The participation of Demag Cranes in the financing at the level of Demag Cranes' holding group will be replaced by a financing at the level of Demag Cranes, which will decrease the Company's interest charges.

GLOSSARY

AGV . . . . Abbreviation for "Automated Guided Vehicles". Diesel-powered transport vehicle for containers for use in container terminals. All functions of the vehicle and its navigation on the ground of the terminal are fully automated; the vehicle is guided by an overriding management system.

ASC . . . . Abbreviation for "Automated Stacking Cranes".

Automated Stacking Crane . . . . . Crane for use in the storage area of container terminals. All functions are controlled automatically by an overriding software system.

CIS . . . . Commonwealth of Independent States.

Container . . . . Standardized unit load in international cargo handling.

Container handling . . . . Moving containers horizontally or vertically using manual or automatic vehicles, cranes or other specialized devices.

Crane construction partners . . . . . Crane construction partners manufacture the girder or girders (steel construction) in accordance with the manufacturing and quality standards set by Demag Cranes AG. Crane construction partners assemble cranes from these girders and crane components produced by Demag Cranes AG.

Double-girder overhead traveling crane . . . . Double-girder overhead traveling cranes consist of six key components: the hoist is used to lift and lower the load. The crane's horizontal movement is enabled by a travel unit with drive that moves along rails on the crane runway. Double-girder overhead traveling cranes are stabilized by two parallel girders, which are connected with the crane components. The girders, on which the hoist can be moved at right angles to the crane runway, are typically a steel structure.

Drives . . . . Component consisting of a gearbox and a motor.

Handling technology . . . . Handling technology encompasses handling products used to ergonomically lift, move and handle smaller loads of up to 5 t, and which are used primarily in workplace environments.

Hub and spoke system . . . . Describes the star-shaped transportation of cargo between a central hub and the surrounding region.

Hub terminals . . . . Central hub for containers in a hub and spoke system linked to international shipping, e.g. between the continents.

Just-in-time . . . . "Just-in-time" or "JIT" is a management principle regarding material and information flows along the entire process chain. The correct part of the right quality (zero defects) is provided at the correct time (precisely when required) in the correct quantity (single part) at the right location (precisely where required). The aim of the principle is to avoid inventory.

KBK . . . . Abbreviation for "Kranbaukasten" (crane construction kit).

Key account management . . . . . . The institutionalization of a customer focus in marketing activities, whereby selected (strategic) key customers are serviced by highly qualified central sales staff. Customer service (project management) is the primary focus, with the aim of forming a long-term partnership to achieve joint success in the market.

Light crane system	System for the construction of suspension cranes and monorail conveyors for lighter loads (usually under 5 t) with steel- or aluminum-based beams.
MEP	Abbreviation for "Management Equity Program".
OEM	Abbreviation for "original equipment manufacturer". An OEM manufactures products that are marketed and sold by another manufacturer, often under its own brand name.
Outsourcing	Transfer of operating functions and responsibilities to external service providers.
Overhead crane (suspension crane)	Cranes with runway rails attached to the roof or suspended from the roof structure.
Overhead suspension monorail . .	Transport device that moves along a suspended monorailway.
Post-Panamax class	Container vessel class; designates vessels that are too large to pass the Panama canal.
Radius	Distance between the fulcrum of the superstructure and the hook.
Single-girder overhead traveling crane	Single-girder overhead traveling cranes consist of six key components: the hoist is used to raise and lower the load. The crane's horizontal movement is enabled by travel units with drives that move along rails on the crane track. Single-girder overhead traveling cranes are stabilized by a girder, which is connected with the crane components. The girder, on which the hoist can be moved at right angles to the crane runway, is typically a steel structure.
Travel wheel systems	System of compact, standardized units consisting of a travel wheel, bearings, casing and fittings.
White label products	Products of a manufacturer that are not sold under the brand name of such manufacturer, but as a product of another manufacturer or distributor under another brand name.
Wide Span Gantry	Cranes that move along rails, the principal components (legs; main beams) of which consist wholly or partially of steel lattice construction. With the large gap between rails and one or two cantilevers, the Wide Span Gantry can span large areas that are used for handling and storing cargo of all kinds.
Winch	A winch is a hoist that consists of four key components: a rope drum, hoist gearbox, hoist motor and hoist brake. These are constructed on a support structure, typically made of steel.
WSG	Abbreviation for "Wide Span Gantries" (see *Wide Span Gantry*).

Wetter, Frankfurt am Main, Munich, Dusseldorf, Münster, London and Paris, June 6, 2006

Demag Cranes AG

(Christian Gärtner)
(on behalf of the authorized representative, Goldman Sachs International, acting for Demag Cranes AG)

Goldman Sachs International

(Christian Gärtner)

Lehman Brothers International (Europe)

(Andreas Kölsch)

Commerzbank Aktiengesellschaft

Bayerische Hypo- und Vereinsbank AG

CALYON

WestLB AG

(This page has been left blank intentionally.)

DEMAG
CRANES AG

(This page has been left blank intentionally.)

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this prospectus was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes certain United States federal income tax consequences of the ownership of our shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the current income tax treaty in effect between the United States and Germany (the "Treaty"), (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Germany and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with shares held as capital assets. As used herein, the term "United States Holder" means a holder of a share that is for United States federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

- a dealer in securities or currencies;
- a financial institution;
- a regulated investment company;
- a real estate investment trust;
- an insurance company;
- a tax-exempt organization;
- a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
- a trader in securities that has elected the mark-to-market method of accounting for your securities;
- a person liable for alternative minimum tax;
- a person who owns 10% or more of our voting stock;
- a partnership or other pass-through entity for United States federal income tax purposes; or
- a person whose "functional currency" is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. **If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.**

Taxation of Dividends

The gross amount of distributions on the shares (including amounts withheld to reflect German withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Germany meets these requirements, and we believe we are eligible for the benefits of that treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

The amount of any dividend paid in euro will equal the United States dollar value of the euro received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the euro are converted into United States dollars. If the euro received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the euro equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euro will be treated as United States source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15% percent. You may be required to properly demonstrate to the company and the German tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, German withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

- have held shares for less than a specified minimum period during which you are not protected from risk of loss, or
- are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any German withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a "PFIC"), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Offered Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a share in an amount equal to the difference between the amount realized for the share and your tax basis in the share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our shares and the proceeds from the sale, exchange or redemption of our shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

(This page has been left blank intentionally.)

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this offering circular. You must not rely on any unauthorized information or representations. This offering circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering circular is current only as of its date.

TABLE OF CONTENTS

DEMAG CRANES AG

Up to 13,000,000 Ordinary Bearer Shares

(ordinary bearer shares with no par value)

OFFERING CIRCULAR

Goldman, Sachs & Co.

Lehman Brothers Inc.

(This page has been left blank intentionally.)

Demag Cranes AG

Application for Exemption Pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934

Enclosures

Dated July 28, 2006

Volume I of II

l) Annual Financial Statements of DCC HoldCo 3 (drei) GmbH in accordance with German GAAP (HGB) for each of the fiscal years ended September 30, 2005, 2004 and 2003 (audited)

m) Additional Financial Information of DCC HoldCo 3 (drei) GmbH in accordance with German GAAP (HGB) (audited)

n) Proof of publication pursuant to Section 3 BörsZulVO

o) Formation audit report by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, dated April 28, 2006

p) Audit report regarding post-formation and share capital increase by way of contribution in kind of Demag Cranes AG prepared by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, dated May 17, 2006

Beglaubigte Abschrift

(1)

An das
Amtsgericht Hagen
- Handelsregister -
Heinitzstr. 42

58097 Hagen

DCC HoldCo 3 (drei) GmbH
HRB 5548
Anmeldung einer Kapitalerhöhung aus Gesellschaftsmitteln und der Umwandlung in eine Aktiengesellschaft

I. Anmeldung Kapitalerhöhung

Wir, die unterzeichneten sämtlichen Geschäftsführer der DCC HoldCo 3 (drei) GmbH, melden zunächst zur Eintragung in das Handelsregister an:

1. Das Stammkapital der Gesellschaft ist von bisher EUR 1.450.350 aus Gesellschaftsmitteln um EUR 10.152.450 auf EUR 11.602.800 erhöht worden.

2. Ziffer 4 des Gesellschaftsvertrags wurde entsprechend geändert.

Wir erklären, dass nach unserer Kenntnis seit dem Stichtag der dem Kapitalerhöhungsbeschluss zugrunde gelegten Bilanz bis zum Tag der Anmeldung keine Vermögensminderung eingetreten ist, die der Kapitalerhöhung entgegenstünde, wenn sie am Tag der Anmeldung beschlossen worden wäre.

II. Anmeldung Formwechsel

Wir melden desweiteren zur Eintragung in das Handelsregister an, wobei wir darum bitten, zunächst die Kapitalerhöhung gem. I. in das Handelsregister einzutragen:

1. Die Gesellschaft mit beschränkter Haftung unter der Firma DCC HoldCo 3 (drei) mit dem Sitz in Wetter ist in eine Aktiengesellschaft unter der Firma Demag Cranes AG mit dem Sitz in Wetter umgewandelt worden.

2. Das Grundkapital beträgt EUR 11.602.800. Es ist eingeteilt in 11.602.800 Stückaktien.

3. Zu Mitgliedern des Vorstands der Aktiengesellschaft wurden bestellt:

   - Harald Joachim Joos, geb. am 26. Mai 1952, wohnhaft Schwedler Str. 4, 14193 Berlin, und

   - Dirk Kießling, geb. am 15. Dezember 1964, wohnhaft Köhlerstr. 4 h, 58300 Wetter.

   Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

   Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte Prokuristen von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreien.

   Der Aufsichtsrat hat die Herren Joos und Kießling von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreit.

   Die Vorstandsmitglieder zeichnen ihre Unterschriften zur Aufbewahrung bei Gericht wie folgt:

Harald Joachim Joos

Dirk Kießling

<u>Jedes Vorstandsmitglied erklärt und versichert für sich:</u>

Es liegen keine Umstände vor, die meiner Bestellung nach § 76 Abs. 3 Satz 2 bis 4 AktG entgegenstehen. Ich stehe nicht unter Betreuung und unterliege daher bei der Besorgung meiner Vermögensangelegenheiten weder ganz noch teilweise einem Einwilligungsvorbehalt (§ 1903 BGB). Ich bin nicht wegen einer Insolvenzstraftat

nach den §§ 283 bis 283 d StGB (Bankrott, Verletzung der Buchführungspflicht, Gläubigerbegünstigung, Schuldnerbegünstigung) verurteilt worden. Mir ist auch nicht durch gerichtliches Urteil oder durch vollziehbare Entscheidung einer Verwaltungsbehörde die Ausübung eines Berufs, Berufszweiges, Gewerbes oder Gewerbezweiges untersagt.

Über meine unbeschränkte Auskunftspflicht gegenüber dem Registergericht wurde ich von dem Notar belehrt.

Harald Joachim Joos

Dirk Kießling

Weitere Erklärungen:

Wir erklären, dass sämtliche Gesellschafter der DCC HoldCo 3 (drei) GmbH auf ein etwaiges Anfechtungsrecht in Bezug auf den Umwandlungsbeschluss verzichtet haben.

Wir erklären ferner, dass bei der DCC HoldCo 3 (drei) GmbH kein Betriebsrat gebildet ist und eine Zuleitung des Entwurfs des Umwandlungsbeschlusses an den Betriebsrat gemäß § 194 Abs. 2 UmwG daher entfällt.

Wir erklären ferner, dass bei der DCC HoldCo 3 (drei) GmbH gemäß §§ 1 Abs. 1, 5 Abs. 1, 7 Abs. 1 Nr. 1 MitbestG ein Aufsichtsrat gebildet ist. Von den 12 Mitgliedern sind sechs von den Anteilseignern und sechs von den Arbeitnehmern gewählt worden. Die Mitglieder des Aufsichtsrates bleiben für den Rest ihrer Wahlzeit als Mitglieder des Aufsichtsrats der Aktiengesellschaft im Amt, da bei der Aktiengesellschaft in gleicher Weise wie bei der formwechselnden Gesellschaft ein Aufsichtsrat gebildet und zusammengesetzt wird (§ 203 Satz 1 UmwG).

Anschrift der Gesellschaft:

Die Geschäftsräume der umgewandelten Gesellschaft befinden sich nach wir vor in 58300 Wetter, Ruhrstraße 28.

Wir fügen dieser Anmeldung bei:

I. Im Hinblick auf die Kapitalerhöhung

1. notariell beglaubigte Abschrift der Niederschrift über die Beschlüsse der Gesellschafterversammlung vom 28. April 2006 - UR-Nr. H 1418 / 2006 des Notars Dr. Armin Hauschild in Düsseldorf mit u.a. dem Beschluss über die Kapitalerhöhung;

2. notariell beglaubigte Abschrift der Niederschrift der Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH vom 29. Oktober 2002 über die Errichtung eines Beirats als Gesellschafterausschuss;

3. die dem Kapitalerhöhungsbeschluss zugrunde gelegte Jahresbilanz zum 30. September 2005 mit dem uneingeschränkten Bestätigungsvermerk des Abschlussprüfers Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf;

3. notariell beglaubigte Abschrift des Beschlusses des Beirats über die Feststellung des Jahresabschlusses zum 30. September 2005 und die Ergebnisverwendung für das Geschäftsjahr 2004/2005;

4. notariell beglaubigte Abschrift des Beschlusses des Beirats zur Wahl des Abschlussprüfers für das Geschäftsjahr 2004/2005;

5. notariell beglaubigte Abschrift des Beschlusses der Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH vom 28. April 2006 über die Bestätigung des Beschlusses zur Wahl des Abschlussprüfers für das Geschäftsjahr 2004/2005;

6. den vollständigen Wortlaut des Gesellschaftsvertrags in der jetzt gültigen Fassung mit notarieller Bescheinigung gemäß § 54 Abs. 1 S. 2 GmbHG;

7. Liste der Übernehmer gemäß § 57 Abs. 3 Nr. 2 GmbHG;

8. Liste der Gesellschafter gemäß § 40 Abs. 1 GmbHG.

II. Im Hinblick auf den Formwechsel

1. notariell beglaubigte Abschrift der Niederschrift über die Beschlüsse der Gesellschafterversammlung vom 28. April 2006 - UR-Nr. H 1418 / 2006 des Notars Dr. Armin Hauschild in Düsseldorf mit

   - Beschluss über die formwechselnde Umwandlung der DCC HoldCo 3 (drei) GmbH in eine Aktiengesellschaft,
   - Satzung der Aktiengesellschaft,
   - Bestellung des Abschlussprüfers,
   - Verzichtserklärungen sämtlicher Gesellschafter auf ein etwaiges Anfechtungsrecht in Bezug auf den Umwandlungsbeschluss;

2. Liste mit Namen, Beruf und Wohnort der Mitglieder des Aufsichtsrates;

3. Beschluss des Aufsichtsrats über die Bestellung der Herren Harald J. Joos und Dirk Kießling zu Mitgliedern des Vorstands;

4. Bericht der Gesellschafter, die der Umwandlung zugestimmt haben, über den Hergang des Formwechsels (Gründungsbericht);

5. Prüfungsbericht der Mitglieder des Vorstands und des Aufsichtsrats über den Hergang des Formwechsels;

6. Prüfungsbericht des vom Gericht bestellten Prüfers KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Am Bonneshof 35, 40474 Düsseldorf, über den Hergang des Formwechsels;

7. Berechnung des Gründungsaufwands;

8. Unbedenklichkeitsbescheinigung zur Firmenbezeichnung Demag Cranes AG der Südwestfälischen Industrie- und Handelskammer zu Hagen vom 9. März 2006.

Hiermit werden die Notariatsangestellten Herr Udo Jansen, Frau Nadine Frenzel, Frau Silke Sturhan, Düsseldorf, Blumenstraße 28, je einzeln, bevollmächtigt, alles zum Handelsregister anzumelden, was nach ihrem pflichtgemäßen Ermessen zur Eintragung des Vorstehenden und etwaiger Ergänzungen noch notwendig oder zweckmäßig ist.

Düsseldorf, den 28. April 2006

Harald Joachim Joos	Dr. Horst Heiber	Dr. Thomas Zipse

UR.Nr. H 1421 für 2006

Ich beglaubige die Namenszeichnung und die Unterschrift im Text der Anmeldung

- vor mir vollzogen von
  Herrn Harald Joos,
  geboren am 26. Mai 1952,
  wohnhaft 14193 Berlin, Schwedlerstr. 4,
  ausgewiesen durch Personalausweis,

sowie die Unterschriften unter der Anmeldung

- vor mir vollzogen von
  Herrn Harald Joos,
  geboren am 26. Mai 1952,
  wohnhaft 14193 Berlin, Schwedlerstr. 4,
  ausgewiesen durch Personalausweis,

- vor mir vollzogen von
  Herrn Dr. Horst Heiber,
  geboren am 20. Juli 1949,
  wohnhaft 46399 Bocholt, Rembrandtstr. 46,
  ausgewiesen durch Personalausweis,

- vor mir vollzogen von
  Herrn Dr. Thomas Zipse,
  geboren am 17. Dezember 1956,
  wohnhaft 58313 Herdecke, Harkortstr. 10,
  ausgewiesen durch Personalausweis.

Düsseldorf, den 28. April 2006


DR. ARMIN HAUSCHILD
NOTAR IN DÜSSELDORF

gez. Hauschild

Dr. Armin Hauschild
Notar

UR.Nr. Z 1243 für 2006

Ich beglaubige die Namenszeichnung und die Unterschriften im Text der Anmeldung sowie unter der Anmeldung

- vor mir vollzogen von
  Herrn Dirk Kießling,
  geboren am 15. Dezember 1964,
  wohnhaft 58300 Wetter, Köhlerstr. 4 h,
  ausgewiesen durch Personalausweis.

Düsseldorf, den 28. April 2006

DR. NORBERT ZIMMERMANN * NOTAR IN DÜSSELDORF *

Kämpfer

Kämpfer, Notarvertreter

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 2. Mai 2006

Dr. Armin Hauschild
Notar

A

RECEIVED

2006 JUL 31 P 5:30

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ZIMMERMANN HAUSCHILD | Notare

Schadow Arkaden, Blumenstraße 28, 40212 Düsseldorf
Telefon +49(0)211-86 52 5-0, Telefax +49(0)211-86 52 5-25

UR.Nr.: H 1418/2006

Verhandelt in Düsseldorf

am 28. April 2006

vor mir, dem unterzeichneten Notar

Dr. Armin Hauschild

erschienen

1. Herr Werner Paschke, geb. am 8. April 1950, wohnhaft rue Siggy vu Letzebuerg 41, L-1933 Luxembourg, ausgewiesen durch seinen Reisepass Nr. 1495434475,

   hier nicht handelnd im eigenen Namen, sondern in seiner Eigenschaft als alleinvertretungsberechtigter Geschäftsführer der DCC Luxembourg 2 S.à r.l.;

   eine notariell beglaubigte Abschrift des Handelsregisters der DCC Luxembourg 2 S.à r.l. ist in **Anlage 1** beigefügt,

2. Dr. Horst Heidsieck, geb. am 16. Juli 1947, wohnhaft Ostpreußenstraße 34, 63654 Büdingen, ausgewiesen durch seinen Personalausweis Nr. 420 8263 276 D,

   hier nicht handelnd im eigenen Namen, sondern im Namen der DCC Management Beteiligungs GmbH & Co. KG

   a) in seiner Eigenschaft als vertretungsberechtigter Geschäftsführer ihrer einzigen Komplementärin, der Demag Management Equity Participation Verwaltungs GmbH,

      öffentlich beglaubigte Abschriften der Handelsregisterauszüge für die DCC Management Beteiligungs GmbH & Co. KG und die Demag Management Equity Participation Verwaltungs GmbH sind in **Anlage 2** beigefügt, und

   b) in seiner Eigenschaft als rechtsgeschäftlicher Vertreter des zweiten Geschäftsführers der Demag Management Equity Participation Verwaltungs GmbH, Herrn Pepyn René Dinandt, aufgrund der als **Anlage 3** beigefügten notariell beglaubigten Vollmacht vom 21. April 2006.

Die Erschienenen, hier handelnd wie angegeben, erklärten sodann:

A.
Vorbemerkung

Die DCC Luxembourg 2 S.à r.l. und die DCC Management Beteiligungs GmbH & Co. KG sind alleinige Gesellschafter der DCC HoldCo 3 (drei) GmbH mit Sitz in Wetter (Ruhr), eingetragen im Handelsregister des Amtsgerichts Hagen unter HRB 5548 (nachfolgend auch „Gesellschaft" genannt).

Das voll eingezahlte Stammkapital der Gesellschaft beträgt EUR 1.450.350. Die DCC Luxembourg 2 S.à r.l. hält einen Geschäftsanteil in Höhe von EUR 1.238.350. Die DCC Management Beteiligungs GmbH & Co. KG hält einen Geschäftsanteil in Höhe von EUR 119.000 und einen Geschäftsanteil in Höhe von EUR 93.000.

B.

Unter Verzicht auf alle gesetzlichen und gesellschaftsvertraglichen Formen und Fristen der Einberufung, Ankündigung und Durchführung, insbesondere unter Verzicht auf die gesetzlichen Formvorschriften des § 239 UmwG, einschließlich des Verzichts durch jeden Gesellschafter einzeln auf eine mündliche Erläuterung des Entwurfs des Umwandlungsbeschlusses gemäß § 239 Abs. 2 UmwG zu Beginn der Verhandlung, und der Formvorschriften der § 238 S. 1 i.V.m. § 231 UmwG, halten wir hiermit eine

außerordentliche Gesellschafterversammlung

der DCC HoldCo 3 (drei) GmbH ab und fassen einstimmig folgende Beschlüsse:

I.
Kapitalerhöhung aus Gesellschaftsmitteln

1. Die in der Jahresbilanz der Gesellschaft zum 30. September 2005 ausgewiesene Kapitalrücklage von EUR 218.926.791,19 wird in Höhe von EUR 10.152.450 in Stammkapital umgewandelt. Das Stammkapital der Gesellschaft erhöht sich damit von EUR 1.450.350 auf EUR 11.602.800.

2. Die Kapitalerhöhung wird durch Erhöhung des Nennbetrags der bestehenden Geschäftsanteile ausgeführt. Der Geschäftsanteil der DCC Luxembourg 2 S.à r.l. im Nennbetrag von EUR 1.238.350 erhöht sich um EUR 8.668.450 auf EUR 9.906.800, der Geschäftsanteil der DCC Management Beteiligungs GmbH & Co. KG im Nennbetrag von EUR 119.000 erhöht sich um EUR 833.000 auf EUR 952.000 und der Geschäftsanteil der DCC Management Beteiligungs GmbH & Co. KG im Nennbetrag von EUR 93.000 erhöht sich um EUR 651.000 auf EUR 744.000.

3. Ziffer 4 des Gesellschaftsvertrags der Gesellschaft wird wie folgt geändert:

   "4. Stammkapital

   Das Stammkapital der Gesellschaft beträgt EUR 11.602.800 (in Worten: Euro elf Millionen sechshundertzweitausendachthundert)."

II.
Formwechsel

1. Die Gesellschaft wird nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln (vorstehend B. I.) formwechselnd umgewandelt in eine Aktiengesellschaft.

2. Die Gesellschaft führt künftig die Firma

   Demag Cranes AG.

Sie hat ihren Sitz in Wetter (Ruhr).

3. Das Grundkapital der aus der Umwandlung hervorgehenden Aktiengesellschaft beträgt EUR 11.602.800 (in Worten: Euro elf Millionen sechshundertzweitausendachthundert). Es ist eingeteilt in 11.602.800 Stückaktien, die auf den Inhaber lauten. Auf jede Stückaktie entfällt damit ein anteiliger Betrag des Grundkapitals von EUR 1.

4. Alle Geschäftsanteile der DCC HoldCo 3 (drei) GmbH werden in auf den Inhaber lautende Stückaktien umgewandelt. Am Grundkapital sind die Aktionäre wie folgt beteiligt:

- die DCC Luxembourg 2 S.à r.l. mit 9.906.800 Stückaktien im rechnerischen Betrag von je EUR 1,
- die DCC Management Beteiligungs GmbH & Co. KG mit 1.696.000 Stückaktien im rechnerischen Betrag von je EUR 1.

5. Die Satzung der Demag Cranes AG wird gemäß der dieser Niederschrift beigefügten **Anlage 4** festgestellt, die Bestandteil dieser Urkunde ist. Aus ihr ergeben sich zugleich Zahl, Art und Umfang der Mitgliedschaftsrechte, die die Aktionäre durch den Formwechsel erlangen.

6. Es werden keine Rechte im Sinne des § 194 Abs. 1 Nr. 5 UmwG für einzelne Anteilsinhaber oder Inhaber besonderer Rechte gewährt, und es sind auch keine Maßnahmen für diese Personen vorgesehen.

7. Die Gesellschaft hat keine Arbeitnehmer und keinen Betriebsrat. Es ergeben sich deshalb keine Folgen für Arbeitnehmer und ihre Vertretungen durch den Formwechsel. Entsprechend sind insoweit keine Maßnahmen vorgesehen.

8. Der Aufsichtsrat der DCC HoldCo 3 (drei) GmbH setzt sich aus 12 Personen zusammen und ist gemäß §§ 1 Abs. 1, 5 Abs. 1, 7 Abs. 1 Nr. 1 MitbestG aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer gebildet worden.

Der gegenwärtig bestehende Aufsichtsrat der Gesellschaft besteht gemäß § 203 UmwG als Aufsichtsrat der aus der Umwandlung hervorgehenden Aktiengesellschaft fort und setzt sich wie folgt zusammen:

1. Dr. Horst Heidsieck
2. Herr Heinrich Fischer
3. Herr Reinhard Gorenflos
4. Herr Eberhard Kuhn
5. Prof. Heinrich Pack
6. Herr Werner Paschke

- als Anteilseignervertreter -

7. Herr Josef Berger
8. Herr Gerd-Uwe Boguslawski
9. Herr Alfred Hack
10. Herr Reinhard Möller
11. Herr Hubert Rosenthal
12. Herr Ralph Triebel

- als Arbeitnehmervertreter -

9. Die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, wird zum Abschlussprüfer und zum Konzernabschlussprüfer für das Geschäftsjahr vom 1. Oktober 2005 bis zum 30. September 2006 bestellt.

10. Die Gesellschaft hat den Umwandlungsaufwand bis zur Höhe von EUR 90.000 übernommen. § 22 Abs. 2 der Satzung enthält eine entsprechende Festsetzung.

Der Notar stellte gemäß § 244 Abs. 1 UmwG fest, dass die DCC Luxembourg 2 S.à r.l. und die DCC Management Beteiligungs GmbH & Co. KG als alleinige Gesellschafter der DCC HoldCo 3 (drei) GmbH für diesen Beschluss gestimmt haben.

Die Erschienenen erklärten sodann die Gesellschafterversammlung für beendet.

C.

Die Gesellschafter der DCC HoldCo 3 (drei) GmbH verzichten hiermit ausdrücklich auf die Erstattung eines Umwandlungsberichts nebst Vermögensaufstellung gemäß § 192 Abs. 3 UmwG sowie auf das Angebot einer Barabfindung gemäß § 207 UmwG. Sie verzichten ferner auf eine Klage gegen die Wirksamkeit des Umwandlungsbeschlusses gemäß §§ 195, 196 i.V.m. § 16 Abs. 2 UmwG.

Die Erschienenen stellten ferner fest, dass eine Zuleitung des Entwurfs des Umwandlungsbeschlusses an den Betriebsrat gemäß § 194 Abs. 2 UmwG nicht erforderlich war, da bei der Gesellschaft ein Betriebsrat nicht gebildet ist.

D.

Hiermit werden Herr Udo Jansen, Frau Silke Sturhan, Frau Nadine Frenzel, Blumenstraße 28, Düsseldorf, je einzeln bevollmächtigt, alles zu erklären und zu beschließen, was nach ihrem pflichtgemäßen Ermessen zum Vollzug dieser Urkunde und zur Eintragung im Handelsregister - insbesondere bei gerichtlichen Zwischenverfügungen - noch notwendig oder zweckmäßig ist.

Jede Vollmacht ist jederzeit widerruflich.

Jeder Bevollmächtigte darf für alle Gesellschafter gleichzeitig handeln.

E.

Der beurkundende Notar belehrte die Erschienenen darüber, dass

- die durch den Formwechsel entstehende Aktiengesellschaft zum Handelsregister anzumelden ist;
- der Formwechsel erst mit der Eintragung der Aktiengesellschaft im Handelsregister wirksam wird;
- die Gesellschafter, die für den Formwechsel gestimmt haben, verantwortlich sind für die Richtigkeit und Vollständigkeit der Angaben, die zum Zwecke des Formwechsels gemacht worden sind.

Diese Niederschrift und die Anlage 4 wurden den Erschienenen von dem Notar vorgelesen, von ihnen genehmigt und eigenhändig von ihnen und dem Notar wie folgt unterschrieben:

Registre de Commerce et des Sociétés
Luxembourg

R C S

EXTRAIT

DCC Luxembourg 2 S.à r.l.

Numéro d'immatriculation : B 88829
Date d'immatriculation/d'inscription : 05/09/2002

Dénomination(s) ou raison(s) sociale(s) :
DCC Luxembourg 2 S.à r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
59, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : Société de Participations Financières. (*)

Capital social / fonds social :

Montant : 10.000.000 EUR

Etat de libération: Entièrement libéré

Date de constitution : 30/08/2002

Durée :
Illimitée

Associé(s) :
Dénomination ou raison sociale : Stabilus B.V.
Forme juridique : Besloten vennootschap met beperkte aansprakelijkheid
Numéro d'immatriculation : Pays-Bas 33205967 Registre de commerce
Siège social de la personne morale :
123, Fred. Roeskestraat, NL - 1076 EE Amsterdam
Parts détenues : 400.000

RC001

Administrateur(s)/gérant(s) :

Régime de signature statutaire : La Société sera engagée par la signature seule et individuelle de chacun des gérants ou par la signature individuelle de toute personne à qui de tels pouvoirs de signature auront été délégués par les gérants.

Nom : Paschke Prénom(s) : Werner
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 26/06/2003

Nom : Heidsieck Prénom(s) : Horst
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 26/06/2003

Délégué(s) à la gestion journalière :

Régime de signature statutaire : La Société sera engagée par la signature seule et individuelle de chacun des gérants ou par la signature individuelle de toute personne à qui de tels pouvoirs de signature auront été délégués par les gérants.

Nom : Paschke Prénom(s) : Werner
Fonction : Chief Financial Officer
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/06/2003
Pouvoir de signature : - la Société est valablement engagée par la signature individuelle du Chief Financial Officer dans toutes les matières relevant de la gestion journalière ; - dans le cadre de l'exécution des décisions du Conseil de Gérance et chaque fois que le Chief Financial Officer aura été chargé de cette exécution, la Société sera valablement engagée par la signature individuelle du Chief Financial Officer.

Nom : Heidsieck Prénom(s) : Horst
Fonction : Chief Executive Officer
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 06/03/2003
Pouvoir de signature : - la Société est valablement engagée par la signature individuelle du Chief Executive Officer dans toutes les matières relevant de la gestion journalière ; - dans le cadre de l'exécution des décisions du Conseil de Gérance et chaque fois que le Chief Executive Officer aura été chargé de cette exécution, la Société sera valablement engagée par la signature individuelle du Chief Executive Officer.

R C S

de l'inscription : Pour le détail prière de se reporter au dossier.

ur extrait conforme

Luxembourg, le 07/04/2006

Pour le gestionnaire du registre de commerce et des sociétés

Lonien

Philippe LONIEN

RC001

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 25. April 2006

Notar

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6
1	a) DCC Management Beteiligungs GmbH & Co. KG b) Düsseldorf	a) Jeder persönlich haftende Gesellschafter vertritt einzeln. b) Persönlich haftender Gesellschafter: Demag Management Equity Participation Verwaltungs GmbH, Düsseldorf (AG Düsseldorf HRB 48160)		a) Kommanditgesellschaft Beginn: 29.10.2003. c) Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.000,00 EUR. Kommanditist: Moll, Klaus, Ludwigshafen, *21.10.1948, Einlage: 100,00 EUR. Kommanditist: Dr. Helber, Horst, Bocholt, *20.07.1949, Einlage: 100,00 EUR.	a) 29.10.2003 Allwicher
2				c) Ausgeschieden als Kommanditist: Moll, Klaus, Ludwigshafen, *21.10.1948. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Hack, Alfred, Herdecke, *07.10.1948, Einlage: 100,00 EUR.	a) 27.11.2003 Schmidt
3				c) Eingetreten in die Gesellschaft: Kommanditist: Dr. Heidsieck, Horst, Büdingen, *16.07.1947, Einlage: 100,00 EUR. Kommanditist: Paschke, Werner, Luxemburg / Luxemburg, *08.04.1950, Einlage: 100,00 EUR. Kommanditist: Carr, Roger Martyn, London/Vereinigtes Königreich, *22.12.1946, Einlage: 100,00 EUR. Kommanditist: Bourrat, Corinne, Mainz, *25.05.1955, Einlage: 100,00 EUR. Kommanditist: Weckermann, Stefan, Luxemburg / Luxemburg, *17.10.1968, Einlage: 100,00 EUR. Kommanditist: Dr. Zettel, Wolfgang, Sasbachwalden, *15.11.1962, Einlage: 100,00 EUR. Kommanditist: Opderbecke, Jost, München, *02.11.1964, Einlage: 100,00 EUR. Kommanditist: Taylor, Gregg Robert, Knoxville, Tennessee / USA, *01.02.1956, Einlage: 100,00 EUR. Kommanditist: Shively, Thomas Leon, Oregonia, Ohio / USA, *19.12.1953, Einlage: 100,00 EUR. Kommanditist:	a) 17.02.2004 Schmidt

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6
				Milton, Matthew C., Waynesville, Ohio / USA, *12.03.1959, Einlage: 100,00 EUR. Kommanditist: Horn, Herbert E., Carrol, Ohio / USA, *23.06.1956, Einlage: 100,00 EUR. Kommanditist: Rapinat, Jean-Pierre, Epernay / Frankreich, *30.08.1957, Einlage: 100,00 EUR. Kommanditist: Convard, Claude, Montevrain / Frankreich, *12.06.1948, Einlage: 100,00 EUR. Kommanditist: Haußmann, Joachim, Gotha, *05.07.1963, Einlage: 100,00 EUR. Kommanditist: Stegmann, Tom B., Vaerloese / Dänemark, *29.08.1952, Einlage: 100,00 EUR. Kommanditist: Clarke, Andrew Martin, Stratford Upon Avon / Großbritannien, *20.07.1960, Einlage: 100,00 EUR. Kommanditist: Harris, Steven Roy, Springboro, Ohio / USA, *02.10.1961, Einlage: 100,00 EUR. Kommanditist: Marsee, Stephen F., Lebanon, Ohio / USA, *31.10.1957, Einlage: 100,00 EUR. Kommanditist: Paxton, John, Stow, Ohio / USA, *23.10.1962, Einlage: 100,00 EUR. Kommanditist: Jepson, William C., Hudson, Ohio / USA, *14.05.1950, Einlage: 100,00 EUR. Kommanditist: Linnebach, Rudy, Solon, Ohio / USA, *03.05.1944, Einlage: 100,00 EUR. Kommanditist: Keller, Frédéric, Laon / Frankreich, *14.12.1971, Einlage: 100,00 EUR. Kommanditist: Parent, Jeffrey, Stow, Ohio / USA, *17.12.1954, Einlage: 100,00 EUR. Kommanditist: Meyer, Johann, Shanghai / Volksrepublik China, *29.05.1959, Einlage: 100,00 EUR. Kommanditist: Nordemann, Bernhard, Geiselbach, *20.03.1947, Einlage: 100,00 EUR. Kommanditist: Georg, Vigold, Sao Paulo / Brasilien, *03.06.1965, Einlage: 100,00 EUR. Kommanditist: Müller, Klaus, Uster, *23.04.1944, Einlage: 100,00 EUR. Kommanditist: Charoy, Christophe, Winterthur / Schweiz, *25.10.1961, Einlage: 100,00 EUR. Kommanditist:	

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6
				Moldenhauer, Peter, Ebmatingen / Schweiz, *20.09.1960, Einlage: 100,00 EUR. Kommanditist: Timmich, Jan, Madrid / Spanien, *04.04.1964, Einlage: 100,00 EUR. Kommanditist: Müller, Jochen, Bad Wimpfen, *17.07.1959, Einlage: 100,00 EUR. Kommanditist: Rauschenberg, Stephan, Daverio / Italien, *30.04.1967, Einlage: 100,00 EUR. Kommanditist: Terranova, Marco, Monza / Italien, *26.06.1963, Einlage: 100,00 EUR. Kommanditist: Martin, Thomas, Monza / Italien, *13.06.1965, Einlage: 100,00 EUR. Kommanditist: Beeske, Thomas, Bottrop, *26.04.1965, Einlage: 100,00 EUR. Kommanditist: Dr.-Ing. Biewald, Joachim, Hemer-Ihmert, *08.08.1950, Einlage: 100,00 EUR. Kommanditist: Frank, Ralph, Luisenthal, *07.12.1963, Einlage: 100,00 EUR. Kommanditist: Jörihsen, Ulrich, Essen, *06.07.1961, Einlage: 100,00 EUR. Kommanditist: Lamping, Achim, Witten, *01.11.1944, Einlage: 100,00 EUR. Kommanditist: Dr. Schiemann, Egon, Holzwickede, *25.11.1946, Einlage: 100,00 EUR. Kommanditist: Schmidt, Arnd, Wetter, *18.10.1962, Einlage: 100,00 EUR. Kommanditist: Wichert, Detlef, Wetter, *27.07.1958, Einlage: 100,00 EUR. Kommanditist: Schulte, Dirk, Schwerte, *11.06.1962, Einlage: 100,00 EUR. Kommanditist: Wagner, Thomas, Wetter, *31.12.1949, Einlage: 100,00 EUR. Kommanditist: Schneider, Heinz-Dieter, Moers, *11.09.1949, Einlage: 100,00 EUR. Kommanditist: Hoffmann, Klaus-Peter, Schwerte, *29.04.1962, Einlage: 100,00 EUR. Kommanditist: Dr. Harkort, Rainer, Dortmund, *06.03.1958, Einlage: 100,00 EUR. Kommanditist: Hering, Peter, Dresden, *30.01.1962, Einlage: 100,00 EUR.	
4				c) Eingetreten als Kommanditist: Reisinger, Ingo, Johannesburg / Südafrika, *09.01.1963, Einlage: 100,00 EUR.	a) 01.04.2004 Schmidt

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6
				Eingetreten als Kommanditist: Kollenda, Georg Franz Josef, Northcliff / Südafrika, *09.03.1944, Einlage: 100,00 EUR.	
5				c) Eingetreten als Kommanditist: Joos, Harald Joachim, Stuttgart, *26.05.1952, Einlage: 100,00 EUR.	a) 01.04.2004 Schmidt
6				c) Nach Herabsetzung der Einlage im Wege der Sonderrechtsnachfolge um - 500,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 500,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dr. Zipse, Thomas, Niederfüllbach, *17.12.1956, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dorn, Thomas, Shanghai/ VR China, *30.04.1966, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dr. Lebedev, Alexander, Herzebrock-Clarholz, *23.07.1962, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Kopp, Winfried, Obernfeld, *25.03.1959, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Kettlack, Achim, Krefeld, *09.12.1966, Einlage: 100,00 EUR.	a) 06.02.2006 Schmidt
7				c) Im Wege der Sonderrechtsnachfolge sind ausgeschieden: Kommanditist: Haußmann, Joachim, Gotha, *05.07.1963, Einlage: 100,00 EUR. Kommanditist: Lamping, Achim, Witten, *01.11.1944, Einlage: 100,00 EUR. Kommanditist: Dr. Schiemann, Egon, Holzwickede, *25.11.1946, Einlage: 100,00 EUR. Kommanditist: Schmidt, Arnd, Wetter, *18.10.1962, Einlage: 100,00 EUR. Kommanditist: Schneider, Heinz-Dieter, Moers, *11.09.1949, Einlage: 100,00 EUR. Nach Erhöhung der Einlage im Wege der Sonderrechtsnachfolge um	a) 06.02.2006 Schmidt

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6
				500,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.000,00 EUR.	
8				c) Ausgeschieden als Kommanditist: Martin, Thomas, Monza / Italien, *13.06.1965. Ausgeschieden als Kommanditist: Baaske, Thomas, Bottrop, *26.04.1965. Ausgeschieden als Kommanditist: Nordemann, Bernhard, Gelselbach, *20.03.1947. Nach Erhöhung der Einlage im Wege der Sonderrechtsnachfolge um 300,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.300,00 EUR.	a) 07.03.2006 Schmidt

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 10. April 2006

Notar

temp Stand: 10.04.2006

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) Kronen dreihundertvierundneunzig GmbH b) Düsseldorf c) Die Verwaltung eigenen Vermögens.	25.000,00 EUR	a) Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten. Einem oder mehreren Geschäftsführern kann die Befugnis erteilt werden, die Gesellschaft stets einzeln zu vertreten. Jeder Geschäftsführer kann von den Beschränkungen des § 181 BGB befreit werden. b) Geschäftsführer: Zander, Kerstin, Zossen, *27.01.1970 einzelvertretungsberechtigt mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Gesellschaft mit beschränkter Haftung Gesellschaftsvertrag vom 28.05.2003	a) 20.06.2003 Koelpin b) Gesellschaftsvertrag Blatt 9 f. Sonderband
2	a) Demag Management Equity Participation Verwaltungs GmbH c) Die Beteiligung als persönlich haftende, nicht geschäftsführende Gesellschafterin an und die Vertretung von Kommanditgesellschaften, die im Zusammenhang mit der Beteiligung von Organmitgliedern, Führungskräften und Mitarbeitern von Unternehmen der Demag-Gruppe an Gesellschaften der Demag-Gruppe errichtet werden. Die Demag-Gruppe umfasst die Gesellschaften, die unmittelbar oder mittelbar von der Demag Investments S.àr.l, Luxemburg, Luxemburg abhängig sind. Die Gesellschaft betreibt keine Geschäfte, für die eine gesetzliche Erlaubnispflicht besteht.		b) Nicht mehr Geschäftsführer: Zander, Kerstin, Zossen, *27.01.1970 Bestellt als Geschäftsführer: Dr. Haldsieck, Horst, Büdingen, *18.07.1947 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen. Bestellt als Geschäftsführer: Dinandt, Pepyn René, München, *15.08.1961 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Die Gesellschafterversammlung vom 15.09.2003 hat den Gesellschaftsvertrag insgesamt neu gefasst und dabei insbesondere § 1 Ziffer 1 (Firma), § 2 Ziffer 1 (Gegenstand des Unternehmens), § 3 (Stammkapital), § 4 (Geschäftsführung) und § 5 (Vertretung) geändert.	a) 30.09.2003 Pollmächer b) Beschluss Blatt 27 ff. Sonderband Gesellschaftsvertrag Blatt 34 ff. Sonderband

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 10. April 2006


DR. KLAUS OERTEL
NOTAR IN DÜSSELDORF

Notar

1455 | 06

Vollmacht

Ich, der Unterzeichnete, bin gemeinschaftlich vertretungsberechtigter Geschäftsführer der Demag Management Equity Participation Verwaltungs GmbH, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRB 48160 (die "**Komplementärin**").

Die Komplementärin ist die alleinvertretungsberechtigte persönlich haftende Gesellschafterin der DCC Management Beteiligungs GmbH & Co. KG, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRA 17036 (die "**KG**").

Die KG ist Gesellschafterin der DCC HoldCo 3 (drei) GmbH, eingetragen im Handelsregister des Amtsgerichts Hagen unter HRB 5548 (die "**Gesellschaft**"). Die Gesellschafter der Gesellschaft, einschließlich der KG, beabsichtigen, verschiedene Strukturmaßnahmen durchzuführen, die einen Gesellschafterbeschluss oder in anderer Weise eine Mitwirkung der KG erfordern.

(1) Ich bevollmächtige daher hiermit

Power of Attorney

I, the undersigned, am a managing director of Demag Management Equity Participation Verwaltungs GmbH, registered with the commercial register of the local court in Düsseldorf under HRB 48160 (the "**General Partner**"), authorized to jointly represent the General Partner.

The General Partner is authorized to solely represent DCC Management Beteiligungs GmbH & Co. KG, registered with the commercial register of the local court in Düsseldorf under HRA 17036 (the "**KG**").

KG is a shareholder of DCC HoldCo 3 (drei) GmbH, registered with the commercial register of the local court in Hagen under HRB 5548 (the "**Company**"). The shareholders of the Company, including the KG, intend to carry out several restructuring measures, which require a shareholder resolution or, otherwise, a participation of KG.

(1) I herewith authorize

Herrn Dr. Horst Heidsieck, Herrn Werner Paschke sowie Frau Corinne Bourrat

geschäftsansässig / having the business address 59, rue de Rollingergrund, L - 2440 Luxembourg

jeden für sich allein, mich als Geschäftsführer der Komplementärin, diese handelnd für die KG, zu vertreten und für und im Namen der KG, auch unter Verzicht auf alle Form- und Fristerfordernisse, an Gesellschafterver-

each of them acting alone, to represent me as managing director of the General Partner, the General Partner acting on behalf of KG, and to participate in the name and on behalf of the KG in shareholders' assemblies and,

sammlungen der Gesellschaft sowie nach dem Formwechsel der Gesellschaft in eine Aktiengesellschaft an ihren Hauptversammlungen teilzunehmen und über sämtliche Angelegenheiten der Gesellschaft bzw. der Aktiengesellschaft Beschlüsse zu fassen, die nach Auffassung der Bevollmächtigten erforderlich oder zweckmäßig sind.

after a conversion of the Company into a stock corporation in shareholders' meetings, to waive any of the requirements for form and period of notice, and to pass shareholders' resolutions on all matters of the Company or of the stock corporation which the representatives deem necessary or appropriate.

(2) Dies umfasst insbesondere, aber nicht ausschließlich Gesellschafterbeschlüsse bzw. Hauptversammlungsbeschlüsse zu folgenden Gegenständen:

(2) This includes, in particular, but not limited to, shareholder resolutions or resolutions of the shareholders' meeting on the following issues:

- Umwandlung der Gesellschaft in eine Aktiengesellschaft, einschließlich der Bestellung eines Prüfers sowie sonstiger in Zusammenhang mit der Umwandlung stehender Maßnahmen;
- Kapitalerhöhung aus Gesellschaftsmitteln;
- Sachkapitalerhöhung bei Einbringung von Anteilen an der Gottwald HoldCo 3 (drei) GmbH;
- Nachgründungsvertrag im Zusammenhang mit der Einbringung von Anteilen an der Gottwald HoldCo 3 (drei) GmbH;
- Schaffung eines bedingten Kapitals in Zusammenhang mit Mitarbeiterbeteiligungsprogrammen oder Wandelschuldverschreibungen;
- Schaffung von genehmigtem Kapital;
- Ermächtigung zum Erwerb eigener Aktien;

- conversion of the Company into a stock corporation, including the appointment of an auditor and other measures in connection with the conversion;
- capital increase from the Company's reserves;
- capital increase upon contribution of shares in Gottwald HoldCo 3 (drei) GmbH;
- agreement regarding post-formation acquisition in connection with the contribution of shares in Gottwald HoldCo 3 (drei) GmbH;
- creation of a contingent capital in connection with an employee stock option program or convertible bonds or warrant bonds;
- creation of authorized capital;
- authorization to acquire own shares of the stock corporation;

- Satzungsänderungen, einschließlich Änderung der Firma, des Sitzes und des Geschäftsgegenstandes;

- amendments of the articles of association, including a change of the name, the seat and the object and purpose of business;

- Zustimmung zum Abschluss eines Beherrschungs- und/oder Gewinnabführungsvertrages;

- approval of a domination and/or profit and loss pooling agreement;

- Wahl und Abberufung von Aufsichtsratsmitgliedern;

- election or removal of members of the supervisory board;

- Unterzeichnung von Underwriting Agreements, Lock-Up-Agreements und/oder sonstigen Vereinbarungen mit den einen Börsengang begleitenden Banken.

- Signing of underwriting agreements, lock up agreements and/or other agreements with banks sponsoring an initial public offering.

(3) Die Bevollmächtigten sind berechtigt, sämtliche in Zusammenhang mit den unter (1) und (2) genannten Gegenständen in Zusammenhang stehenden Erklärungen abzugeben und Maßnahmen vorzunehmen, die sie für erforderlich oder zweckmäßig halten. Dies betrifft insbesondere die Unterzeichnung des Umwandlungs-Gründungsberichts im Zusammenhang mit der Umwandlung der Gesellschaft in eine Aktiengesellschaft sowie Verzichtserklärungen in Bezug auf etwaige Berichts-, Prüfungs- und ähnliche Erfordernisse sowie etwaige Anfechtungsrechte und den Verzicht auf das Angebot einer Barabfindung.

(3) The representatives are authorized to make all declarations and take all actions they deem useful or appropriate in the context of (1) and (2) above, in particular, but not limited to, the execution of the shareholder report regarding the conversion of the Company into a stock corporation, and any waivers regards reporting, review or similar requirements and any rights to object shareholder resolutions and the right to receive a cash compensation.

(4) Die Bevollmächtigten sind von den Beschränkungen des § 181 BGB und ähnlicher gesetzlicher Bestimmungen befreit und berechtigt, Untervollmacht zu erteilen.

(4) The proxies are relieved from the restrictions set forth in § 181 BGB and similar legal provisions and authorized to delegate this power of attorney.

(5) Diese Vollmacht unterliegt deutschem Recht. Die deutsche Fassung geht der englischen vor.

(5) This proxy is governed by German law. The German version shall prevail.

(6) Diese Vollmacht erlischt ohne Widerruf automatisch am 31. Dezember 2006.

(6) This proxy expires on December 31, 2006 without further action.

21. April 2006

(Rene Pepyn Dinandt)

1455

<u>URNr.</u> ____________ **/2006**

ba

Beglaubigt wird hiermit die Echtheit der vor mir vollzogenen Unterschrift von

Herrn Pepyn René **Dinandt**, geb. am 15.08.1961,
München, persönlich bekannt.

München, den 21. April 2006

(Dr. Anton)
Notar

BAUER/KM DINANDT

SATZUNG

der

Demag Cranes AG

I. Allgemeine Bestimmungen

§ 1
Firma, Sitz und Geschäftsjahr

(1) Die Gesellschaft führt die Firma:

Demag Cranes AG.

(2) Sie hat ihren Sitz in Wetter.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Oktober eines Jahres und endet am 30. September des Folgejahres.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.

(2) Die Gesellschaft kann auf den in Abs. 1 genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann

Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

§ 3
Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

II. Grundkapital und Aktien

§ 4
Grundkapital und Aktien

(1) Das Grundkapital der Gesellschaft beträgt 11.602.800 Euro (in Worten: elf Millionen sechshundertzweitausendachthundert Euro).

(2) Das Grundkapital ist eingeteilt in 11.602.800 Stückaktien. Die Aktien lauten auf den Inhaber.

(3) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung der neuen Aktien abweichend von § 60 AktG geregelt werden.

(4) Das Grundkapital der Gesellschaft ist erbracht durch Formwechsel.

§ 5
Aktien

(1) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(2) Die Form der Aktienurkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand.

III. Vorstand

§ 6
Zusammensetzung, Geschäftsordnung

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Im Übrigen bestimmt der Aufsichtsrat die Anzahl der Vorstandsmitglieder. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Vorstand bestimmt seine Geschäftsordnung durch einstimmigen Beschluss seiner Mitglieder, wenn nicht der Aufsichtsrat eine Geschäftsordnung für den Vorstand erlässt. Der Aufsichtsrat legt fest, welche Geschäfte nur mit seiner Zustimmung vorgenommen werden dürfen.

§ 7
Vertretungsmacht

(1) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte Prokuristen von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

IV. Aufsichtsrat

§ 8
Zusammensetzung, Wahlen, Amtsdauer

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern. Davon werden sechs Mitglieder von der Hauptversammlung und sechs Mitglieder von den Arbeitnehmern nach den Bestimmungen des Mitbestimmungsgesetzes (*MitbestG*) gewählt.

(2) Die Wahl der Aufsichtsratsmitglieder und gegebenenfalls deren Ersatzmitglieder erfolgt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt, wobei das Jahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird. Die Hauptversammlung kann für von ihr zu wählende Mitglieder bei der Wahl einen kürzeren Zeitraum beschließen. Die Bestellung eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(3) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Aktionäre erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(4) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

(5) Die Mitglieder und die Ersatzmitglieder des Aufsichtsrats können ihr Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung unter Einhaltung einer Frist von zwei Wochen auch ohne wichtigen Grund niederlegen.

§ 9
Vorsitzender und Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Die Amtszeit des Vorsitzenden und des Stellvertreters entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, ihrer Amtszeit als Mitglied des Aufsichtsrats. Die Wahl soll im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu gewählt worden sind, erfolgen; diese Sitzung bedarf keiner besonderen Einberufung.

(2) Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl vorzunehmen.

(3) Der Vorsitzende oder – bei Verhinderung des Vorsitzenden – sein Stellvertreter ist ermächtigt, im Namen des Aufsichtsrats die zur Durchführung der Beschlüsse des Aufsichtsrats und seiner Ausschüsse erforderlichen Erklärungen abzugeben. Nur der Vorsitzende oder – im Fall seiner Verhinderung – sein Stellvertreter ist befugt, Erklärungen für den Aufsichtsrat entgegenzunehmen.

§ 10
Geschäftsordnung, Änderungen der Satzungsfassung

(1) Im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung gibt sich der Aufsichtsrat eine Geschäftsordnung.

(2) Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung zu beschließen, die nur die Fassung betreffen.

§ 11
Einberufung

(1) Aufsichtsratssitzungen werden vom Vorsitzenden oder im Falle seiner Verhinderung von seinem Stellvertreter unter Einhaltung einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Einberufungsfrist abkürzen.

(2) In der Einladung sind die einzelnen Punkte der Tagesordnung anzugeben. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall eine spätere Mitteilung rechtfertigt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 12
Beschlussfassung, Beschlussfähigkeit

(1) Beschlüsse des Aufsichtsrats werden in der Regel in Sitzungen gefasst. Der Vorsitzende leitet die Sitzungen. Er bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen.

(2) Beschlüsse sollen nur zu solchen Tagesordnungspunkten gefasst werden, die rechtzeitig in der Einladung angekündigt worden sind. Ist ein Tagesordnungspunkt nicht rechtzeitig angekündigt worden, so darf darüber nur beschlossen werden, wenn kein Mitglied widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung nachträglich zu widersprechen. Der Beschluss wird erst wirksam, wenn kein abwesendes Aufsichtsratsmitglied innerhalb der Frist widersprochen hat.

(3) Eine Beschlussfassung des Aufsichtsrats kann auf Anordnung des Vorsitzenden auch in einer Telefon- oder Videokonferenz oder außerhalb einer Sitzung durch mündliche, fernmündliche, schriftliche oder in Textform übermittelte Stimmabgaben erfolgen. Ein Recht zum Widerspruch gegen die vom Vorsitzenden angeordnete Form der Beschlussfassung besteht nicht. Solche Beschlüsse werden vom Vorsitzenden schriftlich festgestellt und allen Mitgliedern zugeleitet.

(4) Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält. Mitglieder, die durch Telefon- oder Videokonferenz zugeschaltet sind, gelten als anwesend. Abwesende Mitglieder können an der Beschlussfassung teilnehmen, indem sie eine schriftliche oder durch Telefax übermittelte Stimmabgabe durch ein anderes Mitglied überreichen lassen.

(5) Die Beschlüsse werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit nicht gesetzlich eine andere Mehrheit zwingend vorgeschrieben ist. Ergibt eine Abstimmung im Aufsichtsrat Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand, wenn auch sie Stimmengleichheit ergibt, der Vorsitzende zwei Stimmen. Absatz 4 Satz 3 ist auch auf die Abgabe der zweiten Stimme anzuwenden. Dem Stellvertreter steht die zweite Stimme nicht zu. Der Vorsitzende entscheidet bei Stimmengleichheit, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(6) Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Gegenstände der Tagesordnung auf höchstens vier Wochen vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Aktionäre und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung ist der Vorsitzende nicht befugt.

(7) Über die Verhandlungen und Beschlüsse des Aufsichtsrats sind Niederschriften zu fertigen, vom Vorsitzenden zu unterzeichnen und jedem Aufsichtsratsmitglied zuzuleiten.

§ 13
Ausschüsse

(1) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG bezeichneten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter und zwei weitere Mitglieder angehören, von denen je eines von den Aufsichtsratsmitgliedern der Arbeitnehmer und der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewählt wird.

(2) Der Aufsichtsrat kann weitere Ausschüsse bilden und aus seiner Mitte besetzen. Den Ausschüssen können, soweit gesetzlich zulässig, Entscheidungsbefugnisse des Aufsichtsrats übertragen werden.

(3) Der Ausschuss kann aus seiner Mitte einen Vorsitzenden wählen, wenn nicht der Aufsichtsrat einen Vorsitzenden bestimmt. Ein Ausschuss ist nur beschlussfähig, wenn die Hälfte der Mitglieder, mindestens jedoch drei Mitglieder, an der Beschlussfassung teilnehmen. Bei Stimmengleichheit im Ausschuss – ausgenommen im Ausschuss nach § 27 Abs. 3 MitbestG – hat der Ausschussvorsitzende, wenn eine erneute Abstimmung über denselben Beschlussgegenstand wiederum eine Stimmengleichheit ergibt, zwei Stimmen. Im Übrigen kann der Aufsichtsrat Zusammensetzung, Befugnisse und Verfahren der Ausschüsse regeln. Vorbehaltlich abweichender Regelungen des Aufsichtsrats gelten die §§ 11 und 12 für die Ausschüsse entsprechend, soweit nicht der Aufsichtsrat bei Bildung des Ausschusses etwas Anderes bestimmt.

§ 14
Vergütung des Aufsichtsrats

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von 25.000 Euro (in Worten: Fünfundzwanzigtausend Euro).

(2) Der Vorsitzende des Aufsichtsrats erhält das Zweieinhalbfache, jeder Stellvertreter das Anderthalbfache der Vergütung nach Absatz 1.

(3) Mitglieder von Ausschüssen – ausgenommen der Ausschuss nach § 27 Abs. 3 MitbestG – erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,1-fache der Vergütung nach Absatz 1 für jedes Amt in einem Ausschuss. Vorsitzende von Ausschüssen erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,25-fache der Vergütung nach Absatz 1; dies gilt nicht für den Vorsitzenden des Aufsichtsrats und den Vorsitzenden des Ausschusses nach § 27 Abs. 3 MitbestG. Die Vergütungen nach diesem Absatz 3 sind jährlich nach Ablauf des Geschäftsjahres zu zahlen.

(4) Aufsichtsrats- und Ausschussmitglieder, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat oder einem Ausschuss angehört haben, erhalten eine zeitanteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrates für Sitzungen des Aufsichtsrates und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von 1.500 Euro (in Worten: eintausendfünfhundert Euro) pro Sitzung, jedoch höchstens 1.500 Euro je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis angemessene Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrats berechtigt sind, die Umsatzsteuer der Gesellschaft gesondert in Rechnung zu stellen und dieses Recht ausüben.

(7) Die Gesellschaft kann zu Gunsten der Aufsichtsratsmitglieder eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftpflicht aus der Aufsichtsratstätigkeit abdeckt. Sie kann darüber hinaus auch eine Rechtsschutzversicherung abschließen, die die

im Zusammenhang mit der Aufsichtsratstätigkeit stehenden Risiken der Rechtsverfolgung und Rechtsverteidigung der Aufsichtsratsmitglieder abdeckt.

V. Hauptversammlung

§ 15
Ort und Einberufung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 km um den Sitz der Gesellschaft statt. Sie wird, vorbehaltlich der gesetzlichen Einberufungsrechte des Aufsichtsrats und einer Aktionärsminderheit, durch den Vorstand einberufen.

(2) Die Hauptversammlung wird spätestens 30 Tage vor dem Tag einberufen, bis zu dessen Ablauf sich die Aktionäre vor der Versammlung anzumelden haben.

§ 16
Anmeldung und Berechtigungsnachweis

(1) Aktionäre, die an der Hauptversammlung teilnehmen oder ihr Stimmrecht ausüben wollen, müssen sich vor der Versammlung anmelden. Die Anmeldung muss der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse spätestens am siebten Tag vor der Versammlung zugehen. Sie bedarf der Textform und muss in deutscher oder englischer Sprache erfolgen.

(2) Die Aktionäre müssen außerdem ihre Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts nachweisen. Dazu ist ein in Textform erstellter Nachweis ihres Anteilsbesitzes durch das depotführende Kreditinstitut oder Finanzdienstleistungsinstitut ausreichend. Der Nachweis muss in deutscher oder englischer Sprache erfolgen.

§ 17
Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigten aufgrund einer schriftlichen Vollmacht ausgeübt werden. Die Gesellschaft kann in der Einberufung bestimmen, dass Vollmachten mittels elektronischer Medien oder per Telefax erteilt werden können, und die Art der Erteilung im Einzelnen regeln.

(3) Beschlüsse werden, soweit nicht zwingende gesetzliche Vorschriften entgegenstehen, mit einfacher Mehrheit der abgegebenen Stimmen und, sofern das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, mit der einfachen Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst.

§ 18
Leitung der Hauptversammlung

(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er keinen Vertreter bestimmt, wird der Leiter der Hauptversammlung von den in der Hauptversammlung anwesenden Anteilseignervertretern im Aufsichtsrat mit einfacher Stimmenmehrheit gewählt.

(2) Der Versammlungsleiter kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen. Er bestimmt Art, Form und Reihenfolge der Abstimmungen.

(3) Der Vorsitzende kann das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken. Er ist insbesondere berechtigt, zu Beginn oder während der Hauptversammlung einen zeitlich angemessenen Rahmen für den Verlauf der Hauptversammlung, für einzelne Tagesordnungspunkte oder für einzelne Redner zu setzen.

§ 19
Übertragung der Hauptversammlung

(1) Die Hauptversammlung kann teilweise oder vollständig in Ton und Bild übertragen und aufgezeichnet werden.

(2) Die näheren Einzelheiten regelt der Vorstand mit Zustimmung des Aufsichtsrats sowie während der Hauptversammlung der Versammlungsleiter.

(3) Soll eine öffentliche Übertragung erfolgen, so ist hierauf sowie auf die weiteren Einzelheiten in der Einladung zur Hauptversammlung hinzuweisen.

(4) Die Teilnahme von Mitgliedern des Aufsichtsrats an der Hauptversammlung kann im Wege der Bild- und Tonübertragung erfolgen, sofern das Aufsichtsratsmitglied seinen Wohnsitz im Ausland hat oder am Tag der Hauptversammlung wegen der Wahrnehmung eigener Dienstgeschäfte oder aus sonstigen Gründen an der Teilnahme der Hauptversammlung verhindert ist. Die Entscheidung, in welcher Weise eine Bild- und Tonübertragung erfolgt, trifft der Vorsitzende des Aufsichtsrats.

VI. Jahresabschluss, Gewinnverwendung, ordentliche Hauptversammlung

§ 20
Jahresabschluss

(1) Der Vorstand hat für das vergangene Geschäftsjahr den Jahresabschluss und den Lagebericht sowie den Konzernabschluss und den Konzernlagebericht innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich nach der Aufstellung dem Aufsichtsrat und dem Abschlussprüfer vorzulegen. Zugleich hat der Vorstand dem Aufsichtsrat einen Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals übersteigen oder nach der Einstellung übersteigen würden.

§ 21
Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats und über die Verwendung des Bilanzgewinns für das vorausgegangene Geschäftsjahr sowie über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

VII. Gründungskosten

§ 22
Gründungskosten

(1) Die mit der Urkunde zur Gründung der Gesellschaft in der Rechtsform der GmbH und deren Durchführung verbundenen Kosten (Notar-, Gerichts- und Veröffentlichungskosten) sowie die Kosten, die mit der Neubestellung der Geschäftsführung verbunden waren (Notar-, Gerichts- und Veröffentlichungskosten) hat die Gesellschaft bis zu einem Betrag von 2.000 Euro (in Worten: zweitausend Euro) getragen.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten und Steuern bis zu einem Betrag von insgesamt 90.000 Euro (in Worten: neunzigtausend Euro) trägt die Gesellschaft.

Beglaubigte Abschrift

(B)

Niederschrift über die Gesellschafterversammlung der

DCC HoldCo 3 (drei) GmbH

mit dem Sitz in Düsseldorf (Amtsgericht Düsseldorf HR B 42958)

Die DCC Luxembourg 2 (a) S.à.r.l., mit dem Sitz in Luxemburg/Luxemburg (Postanschrift: 40, Bvld. Joseph II, L-1840, Luxemburg, Luxemburg) ist alleinige Gesellschafterin der DCC HoldCo 3 (drei) GmbH (im folgenden: "**die Gesellschaft**") mit dem Sitz in Düsseldorf.

Unter Verzicht auf alle gesetzlichen und satzungsmäßigen Form- und Fristvorschriften für die Einberufung und Durchführung hält die vorgenannte Gesellschafterin hiermit eine Gesellschafterversammlung der Gesellschaft ab und beschließt mit allen Stimmen was folgt:

I. Einrichtung eines Beirats

1. Gemäß § 13 des Gesellschaftsvertrags der Gesellschaft wird ein Gremium eingerichtet, das die Funktionen eines Gesellschafterausschusses nach §§ 13.1-13.6 und eines Beirats nach § 13.7 übernimmt und als Beirat bezeichnet wird.

2. Der Beirat berät die Geschäftsführung und die Gesellschafterversammlung.

3. Dem Beirat und seinen einzelnen Mitgliedern stehen die gleichen Berichts- und Informationsrechte zu wie der Gesellschafterversammlung bzw. seinen einzelnen Gesellschaftern.

4. a) Dem Beirat stehen, soweit rechtlich zulässig, alle Entscheidungsbefugnisse der Gesellschafterversammlung zu, soweit Befugnisse nicht zwingend der Gesellschafterversammlung oder einem mitbestimmten Aufsichtsrat, sofern ein solcher eingerichtet ist, vorbehalten sind. Der Beirat ist nicht zuständig für Beschlüsse über Satzungsänderungen, strukturverändernde Beschlüsse, die Satzungsänderungen gleichstehen, und eine erforderliche Zustimmung zum Abschluss von Unternehmensverträgen.

b) Dem Aufsichtsrat obliegt insbesondere die Befugnis, die Zustimmung zu nach der Geschäftsordnung der Geschäftsführung zustimmungspflichtigen Geschäften zu erteilen.

c) Die Kontroll- und Überwachungsrechte sowie die Entscheidungsbefugnisse der Gesellschafterversammlung werden durch die Befugnisse des Beirats nicht verdrängt. Die nach lit. b) erforderliche Zustimmung des Beirats zu zustimmungspflichtigen Geschäften der Geschäftsführung kann jedoch durch die Gesellschafterversammlung nicht ersetzt werden.

5. Der Beirat übt seine Aufgaben gemäß der zeitlichen Verfügbarkeit seiner Mitglieder aus. Die Mitglieder sind nicht verpflichtet, eine Mindestzahl an Stunden pro Monat oder Jahr der Gesellschaft zur Verfügung zu stehen.

6. Die Haftung der Mitglieder des Beirats für jegliche Fahrlässigkeit ist ausgeschlossen.

7. Die Mitglieder des Beirats unterliegen keinem Wettbewerbsverbot.

8. Die Mitglieder des Beirats haben Anspruch auf Ersatz ihrer Auslagen. Die Gesellschafterversammlung kann beschließen, dass den Mitgliedern des Beirats darüber hinaus eine jährliche Vergütung gezahlt wird.

9. Der Beirat besteht aus zwei Mitgliedern.

10. Zu Mitgliedern des Beirats der Gesellschaft werden

Johannes Huth und
Reinhard Gorenflos

gewählt.

II. Geschäftsordnung für die Geschäftsführung

1. Die Gesellschafterversammlung erlässt hiermit die als <u>Anlage</u> beigefügte Geschäftsordnung für die Geschäftsführung.

2. Die Rechte des Beirats nach dieser Geschäftsordnung nimmt der gemäß I. dieser Niederschrift eingerichtete Beirat wahr.

Damit ist die Gesellschafterversammlung beendet.

Luxemburg, den 29. Oktober 2002

Für die DCC Luxembourg 2 S.à.r.l.: ____________________

Anlage 1 der Geschäftsordnung für die Geschäftsführung der Demag Cranes & Components

Geschäftsverteilungsplan der Geschäftsführung der Demag Cranes & Components GmbH

Stand: 1. Oktober 2002

Die Geschäftsführung ist funktional organisiert mit den Bereichen:

Vorsitz und Sales
Fulfillment
Finance & Administration

Unbeschadet der gemeinsamen Verantwortung für alle Geschäftsvorgänge leitet jedes Geschäftsführungsmitglied seinen Bereich im Rahmen der abgestimmten Ziele, Geschäftspolitik und Unternehmensstrategien und gemäß den Regeln der Geschäftsordnung für die Geschäftsführung in eigener Verantwortung.
Generelle Regelungen werden durch Richtlinien und Rundschreiben getroffen.

Aufgabenverteilung der Geschäftsführung

1. Zum Geschäftsführungsressort Vorsitz / Sales gehören im wesentlichen folgende Aufgabenbereiche:

   - Generelle Ziel- und Rahmenplanung hinsichtlich der Unternehmenspolitik und der Unternehmensstrategie

   - Vorschläge für die Besetzung der Geschäftsführungen und Aufsichtsgremien der zugeordneten Unternehmen

   - Einsatz, Entwicklung, Weiterbildung, Personalführung und –verwaltung der Mitglieder des oberen Führungskreises und der Leitenden Angestellten des Unternehmens

   - Federführung bei Akquisitionen, wesentlichen Erweiterungen oder Einschränkungen des Produkt- / Leistungsprogramms, bedeutenden Entwicklungsvorhaben und Kooperationen

   - Koordinierung der Tätigkeit der Geschäftsführung

   - Wahrnehmung der gesellschaftsrechtlichen Vorgaben für Gesellschaftsorgane und Beteiligungen

   - Öffentlichkeitsarbeit und Informationspolitik

   - Grundsatzfragen des Unternehmenserscheinungsbildes und der Unternehmenswerbung

- Sicherung vorhandener, Ausbau erfolgversprechender Marktpositionen für wettbewerbsstarke Produkte; Erarbeitung von führenden Positionen im Wettbewerb

- Marktforschung und Marktbeobachtung, Wettbewerbsbeurteilung des Produkt- und Leistungs-Portfolios

- Sicherung, Koordinierung und Entwicklung der Marketing- und vertrieblichen Präsenz des Unternehmens im Inland, in Ländern mit eigenen Gesellschaften und in Ländern mit fremden Vertretungen

- Mitwirkung bei der Erstellung der strategischen und operativen Planung; Erarbeitung von Planansätzen auf Basis von Markt-, Wettbewerbs- und Vertriebsanalysen

- Planung und Controlling der Budgets für Produktentwicklung und Marketing

- Entwicklung des Produkt- und Leistungsportfolios der Unternehmung; Koordinierung der Produktentwicklung der Produktbereiche

- Technische und rechtliche Betreuung auf dem Gebiet der gewerblichen Schutzrechte; Betreuung von Patent- und Lizenzangelegenheiten

2. Zum Geschäftsführungsressort Fulfillment gehören im wesentlichen folgende Aufgabenbereiche:

   - Produktion

   - Beschaffung und Logistik

   - Unternehmensweite Qualitätssicherung

   - Mitwirkung bei der Erstellung der strategischen und operativen Planung; Planung der Produktions- und Logistikkapazitäten

   - Planung des Investitionsbudgets, Vorlage genehmigungspflichtiger Investitionsvorhaben, Durchführung und Controlling der genehmigten Investitionen

   - Planung und Verfolgung des Instandhaltungs- und Reparatur-Budgets

   - Operative Sicherstellung der Auslastung der Produktionskapazitäten

   - Lieferperformance

   - Serienbetreuung des Produktportfolios

- Technischer Kundendienst
- Unternehmens- / Arbeitssicherheit

- Fach- und Richtlinienkompetenz im Rahmen der gesetzlichen Vorgaben bei Fragen des Umweltschutzes sowie des Energie- und Stoffeinsatzes

3. Zum Geschäftsführungsressort Administration & Finance gehören im wesentlichen folgende Aufgabenbereiche:

   - Sicherung der Finanzierung des Unternehmens, Absicherung von finanzwirtschaftlichen Risiken; Finanzplanung; Projektfinanzierung

   - Mitwirkung bei der Erstellung der Operativen und Strategischen Planung; Dokumentation der Planung, Entwicklung und Umsetzung einheitlicher Methoden für die Operative und Strategische Planung

   - Unternehmenscontrolling und Management-Informationssysteme

   - Vorbereitung der Entscheidung, Vorlage und betriebswirtschaftliches Controlling von Geschäften mit besonderen Merkmalen

   - Rechnungswesen des Unternehmens; Monats-, Quartals-, Jahres- und Planabschlüsse des Unternehmens; Prüfung von Monats-, Quartals- und Jahresabschlüssen im Hinblick auf die Einhaltung von Richtlinien und von handels- und steuerrechtlichen Vorschriften

   - Vorschläge zu Projekten für die Interne Revision

   - Personalpolitik des Unternehmens (ausgenommen Leitende Angestellte) und deren interne und externe Vertretung

   - Personalplanung, Personaleinsatz, Entgeltregelungen

   - Arbeitsorganisation, Arbeitszeitsysteme

   - Unternehmensorganisation und Informationstechnologie

   - Weiterbildung, Personalentwicklung

   - Führung der technischen, gewerblichen und kaufmännischen Ausbildung

   - Betriebsärztlicher Dienst; betriebliche Altersversorgung; Angelegenheiten der gesetzlichen Sozialversicherung; Betriebskrankenkasse

   - Hausverwaltung; Grundstückswesen; Wohnungswesen; soziale Einrichtungen

   - Zusammenarbeit mit den Belegschaftsvertretungen

- Rechtsberatung
- Steuerliche Beratung; Versicherungswesen
- Betriebliches Vorschlagswesen

4. Gemeinsame Aufgabenbereiche der Geschäftsführung sind im wesentlichen:
   - Sicherung der gegenwärtigen und zukünftigen Wettbewerbsfähigkeit und Ertragskraft des Unternehmens
   - Führung und Koordinierung der Aktivitäten der Gesellschaft weltweit
   - Führung der Geschäftsführungen der Auslandsgesellschaften
   - Bewertung technischer, vertrieblicher und betriebswirtschaftlicher Risiken im Rahmen von Geschäften mit besonderen Merkmalen
   - Sicherung der Auftragsgewinnung und vertragsgerechten Abwicklung von Aufträgen
   - Erstellung der strategischen und operativen Planungen, einschließlich Maßnahmenplanungen
   - Koordinierung und Förderung des Move-Systems

GFS 29.10.02

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 2. Mai 2006

Dr. Armin Hauschild
Notar

C

DCC HoldCo 3 (drei) GmbH, Wetter

Jahresabschluss
zum 30. September 2005

DCC HoldCo 3 (drei) GmbH, Wetter

Jahresabschluss
zum 30. September 2005

C HoldCo 3 (drei) GmbH, Wetter

nz zum 30. September 2005

tiva

	30.9.2005 EUR	Vorjahr EUR
Anlagevermögen		
Finanzanlagen		
Anteile an verbundenen Unternehmen	108.226.000,00	108.226.000,00
Umlaufvermögen		
I. Forderungen und sonstige Vermögensgegenstände		
Forderungen gegen verbundene Unternehmen	70.385.438,35	0,00
II. Guthaben bei Kreditinstituten	1.394,17	451,19
	70.386.832,52	451,19
	178.612.832,52	108.226.451,19

Passiva

	30.9.2005 EUR	Vorjahr EUR
A. Eigenkapital		
I. Gezeichnetes Kapital	1.450.350,00	1.450.350,00
II. Kapitalrücklage	218.926.791,19	118.751.177,75
III. Verlustvortrag	45.584.290,21	20.914.706,86
IV. Jahresfehlbetrag	58.001.584,39	24.669.583,35
	116.791.266,59	74.617.237,54
B. Rückstellungen		
Sonstige Rückstellungen	181.500,00	167.000,00
C. Verbindlichkeiten		
1. Verbindlichkeiten aus Lieferungen und Leistungen	20,00	0,00
2. Verbindlichkeiten gegenüber verbundenen Unternehmen	61.640.045,93	33.442.208,81
3. Sonstige Verbindlichkeiten	0,00	4,84
	61.640.065,93	33.442.213,65
	178.612.832,52	108.226.451,19

HoldCo 3 (drei) GmbH, Wetter

Gewinn- und Verlustrechnung für die Zeit vom 1. Oktober 2004 bis 30. September 2005

		2004/2005 EUR	Vorjahr EUR
1.	Allgemeine Verwaltungskosten	298.921,95	767.017,61
2.	Sonstige Zinsen und ähnliche Erträge	2.625.292,11	0,00
3.	Aufwendungen aus Verlustübernahme	59.795.347,22	18.013.866,24
4.	Zinsen und ähnliche Aufwendungen	532.607,33	5.888.699,50
5.	Ergebnis der gewöhnlichen Geschäftstätigkeit =		
6.	Jahresfehlbetrag	-58.001.584,39	-24.669.583,35

DCC HoldCo 3 (drei) GmbH, Wetter

Anhang für das Geschäftsjahr 2004/2005

Gesellschaftsrechtliche Veränderungen

Mit Wirkung zum 31. Mai 2005 hat Herr Johannes Huth sein Mandat als Vertreter der Anteilseigner in dem Aufsichtsrat der DCC HoldCo 3 (drei) GmbH niedergelegt.

Mit Wirkung zum 1. Juni 2005 wurde Herr Heinrich Fischer, CEO und Delegierter des Verwaltungsrates der Saurer AG, Schweiz, zum neuen Mitglied des Aufsichtsrates der DCC HoldCo 3 (drei) GmbH bestellt.

Mit Wirkung zum 24. Juni 2005 wurde Herr Dr. Thomas Zipse zum weiteren Geschäftsführer der DCC HoldCo 3 (drei) GmbH bestellt.

Bilanzierungs- und Bewertungsmethoden

Die Bilanzierungs- und Bewertungsmethoden sind gegenüber dem Vorjahr unverändert fortgeführt worden.

Die Gewinn- und Verlustrechnung wird nach dem Umsatzkostenverfahren erstellt.

Von den Erleichterungen der § 274a HGB, § 276 HGB sowie des § 288 HGB wurde Gebrauch gemacht.

Anlagevermögen

Die Anteile an verbundenen Unternehmen sind zu Anschaffungskosten bzw. zum niedrigeren beizulegenden Wert bilanziert.

Umlaufvermögen

Bei den Forderungen wird allen erkennbaren Risiken durch angemessene Abwertungen Rechnung getragen.

Die flüssigen Mittel sind zu Nominalwerten bilanziert.

Eigenkapital

Das Eigenkapital ist zum Nennbetrag angesetzt worden.

Rückstellungen

Die sonstigen Rückstellungen sind so bemessen, dass sie allen erkennbaren Risiken Rechnung tragen.

...hkeiten

...ndlichkeiten sind grundsätzlich mit ihrem Rückzahlungsbetrag angesetzt.

...ungen zur Gewinn- und Verlustrechnung

...eteiligungsergebnis

D... ...eiligungsergebnis betrifft Aufwendungen aus Verlustübernahme von verbundenen Unternehmen ... von TEUR 59.795.

2. ...Zinsen und ähnliche Aufwendungen

D... ...nsen und ähnliche Aufwendungen bestehen ausschließlich gegenüber verbundenen Unternehmen.

B...zerläuterungen

1. Eigenkapital

Bei der Gesellschaft wurde die Kapitalrücklage erhöht durch eine Einlage auf Veranlassung der Mehrheitsgesellschafterin DCC Luxembourg 2 S.à.r.l. in Höhe von TEUR 100.000 vom 14. Dezember 2004 sowie durch eine Einzahlung in Höhe von TEUR 175 vom 7. Juli 2005 durch die DCC Management Beteiligungs GmbH & Co. KG, an der die Geschäftsführung und leitende Mitarbeiter der Demag Cranes & Components-Gruppe beteiligt sind.

Die Geschäftsführung schlägt vor, den Jahresfehlbetrag in Höhe von TEUR 58.002 auf neue Rechnung vorzutragen.

2. Rückstellungen

Die Rückstellungen betreffen im Wesentlichen Rückstellungen für die Erstellung und Prüfung des Jahresabschlusses.

3. Verbindlichkeiten

Sämtliche Verbindlichkeiten haben eine Restlaufzeit bis zu einem Jahr.

Haftungsverhältnisse

Die Gesellschaft hat zur Besicherung der zur Finanzierung der DEMAG-Gruppe dienenden Bankkredite folgende Sicherheiten gestellt:

- Verpfändung der Anteile an der DCC HoldCo 4 (vier) GmbH, Wetter
- Verpfändung von Forderungen aus konzerninternen Darlehen
- Verpfändung aller Bankguthaben

...sellschaft ist Garant unter den zur Finanzierung der DEMAG-Gruppe abgeschlossenen Bankkredi-... Sie übernimmt die gesamtschuldnerische Haftung in Höhe von TEUR 567.839, TGBP 9.500 sowie ...D 80.375.

Sonstige Angaben

Anteilsbesitz (Stand 30. September 2005)

Die Aufstellung des Anteilsbesitzes der DCC HoldCo 3 (drei) GmbH wird beim Handelsregister des Amtsgerichtes Hagen hinterlegt.

Angaben zum Mutterunternehmen gemäß § 291 Abs. 2 HGB und § 285 Nr. 14 HGB

Die Gesellschaft wird in den nach International Financial Reporting Standards (IFRS) Rechnungslegungsvorschriften aufgestellten Konzernabschluss der DEMAG Holding S.à.r.l., Luxemburg, einbezogen und ist somit von der Aufstellung eines Konzernabschlusses nach § 291 Abs. 2 HGB befreit.

Der Konzernabschluss der DEMAG Holding S.à.r.l. wird in englischer Sprache beim Registergericht der Stadt Luxemburg und in deutscher Sprache beim Bundesanzeiger zur Veröffentlichung eingereicht.

Wesentliche Unterschiede zwischen deutscher Rechnungslegung und IFRS

Grundsätzliches

Der Konzernabschluss zum 30. September 2005 der DEMAG Holding S.à.r.l., Luxemburg, wurde erstmals in Einklang mit der Richtlinie 83/349 EWG (Konzernbilanzrichtlinie) auf Basis der vom International Accounting Standard Board (IASB) verabschiedeten und veröffentlichten International Accounting Standards (IAS) bzw. der International Financial Reporting Standards (IFRS) aufgestellt.

Geschäfts- oder Firmenwert

Gemäß HGB ist der aktive Unterschiedsbetrag aus der Kapitalkonsolidierung (Firmen- oder Geschäftswert) in jedem folgenden Geschäftsjahr zu mindestens einem Viertel durch Abschreibungen zu tilgen oder über den Zeitraum der zu erwartenden Nutzungsdauer abzuschreiben oder aber sofort vollständig mit den Rücklagen zu verrechnen. Unter IFRS ist der Goodwill nicht planmäßig abzuschreiben, sondern mindestens einmal jährlich oder zusätzlich bei Anzeichen für eine Wertminderung einem Werthaltigkeitstest zu unterziehen. Festgestellte Wertverluste sind durch Abschreibungen zu berücksichtigen.

gen

B besteht ein Abschreibungswahlrecht bei voraussichtlich vorübergehender Wertminderung, nach IFRS außerplanmäßige Abschreibungen nur bei dauerhafter Wertminderung zulässig sind.

äte sind nach HGB ebenso wie nach IFRS mit den Herstellungskosten zu bewerten. Beim Um- Herstellungskosten besteht sowohl nach HGB als auch nach IFRS das Wahlrecht, fertigungsbe- und nicht fertigungsbedingte Gemeinkosten zu aktivieren. Die Muttergesellschaft übt diese Wahl- o aus, dass sie mit IFRS korrespondieren.

h werden die Herstellungskosten als produktbezogene Vollkosten definiert, bei denen neben den al- und Lohneinzelkosten sowie den Sondereinzelkosten der Fertigung die Material- und Ferti- gemeinkosten zwingend einzubeziehen sind. Zudem sind Verwaltungskosten zu berücksichtigen, sie in eindeutigem Zusammenhang mit der Erzeugung der zu bewertenden Produkte stehen.

ertungen zur Berücksichtigung des niedrigeren beizulegenden Werts werden nach HGB je nach Art Vorräte differenziert auf Basis des Absatz- und/oder des Beschaffungsmarktes ermittelt. Nach IFRS der "net realizable value" dabei grundsätzlich auf der Basis des Absatzmarktes errechnet. Der Be- schaffungsmarkt wird vernachlässigt. Die Abwertung der Rohstoffe ist nach IFRS abhängig von der Ab- ung der Fertigprodukte.

Latente Steuern

Handelsrechtlich ist die Bildung aktiver latenter Steuern auf steuerliche Verlustvorträge nicht erlaubt, da die erwarteten zukünftigen Steuerersparnisse als noch nicht realisiert gelten. Nach IFRS sind aktive latente Steuern auf alle temporären Differenzen zwischen dem Buchwert und dem Steuerwert eines Vermögenswertes oder einer Schuld anzusetzen, sofern es wahrscheinlich ist, dass ein zu versteuerndes Ergebnis vorhanden sein wird, gegen das die temporäre Differenz verwendet werden kann. Passive latente Steuern sind auf alle zu versteuernden temporären Differenzen zwischen dem Buchwert eines Vermögenswertes oder einer Schuld anzusetzen. Latente Steuern werden mit dem aktuell gültigen Steuersätzen bewertet und undiskontiert angesetzt. Der Ansatz und die Auflösung von latenten Steuern erfolgt erfolgswirksam, sofern der ihnen zugrunde liegende Sachverhalt in der Gewinn- und Verlustrechnung erfasst wurde. Latente Steuern sind dagegen erfolgsneutral anzusetzen und aufzulösen, wenn der ihnen zugrunde liegende Sachverhalt unmittelbar mit dem Eigenkapital verrechnet wurde.

Rückstellungen

Den IFRS liegt im Vergleich zum deutschen HGB bei Rückstellungen ein anderes Verständnis des Vorsichtsprinzips zugrunde. Die IFRS stellen tendenziell höhere Anforderungen an die Wahrscheinlichkeit der relevanten Ereignisse und die Bestimmbarkeit des rückstellungsfähigen Betrags.

tal

r Erstanwendung der IFRS resultierenden Erstanwendungseffekte sind in den Gewinnrücklagen

rückstellungen

zlich besteht nach IFRS eine Passivierungspflicht in Höhe der Pensionsverpflichtung, soweit ht durch Planvermögen gedeckt ist. Der als Schuld zu erfassende Betrag entspricht dem Saldo werts der leistungsorientierten Verpflichtung zzgl. versicherungsmathematischer Gewinne oder e und abzgl. des am Bilanzstichtag beizulegenden Zeitwerts des Planvermögens. Um den Barwert ungsorientierten Verpflichtungen und den damit verbundenen Dienstzeitaufwand zu bestimmen, rforderlich, eine versicherungsmathematische Bewertungsmethode anzuwenden, die Leistungen nstjahren der Arbeitnehmer zuzuordnen sowie versicherungsmathematische Annahmen zu treffen.

HGB sind Pensionsrückstellungen mit dem sich nach versicherungsmathematischen Grundsätzen enden Barwert anzusetzen. Eine Verwendung der buchhalterischen Methode ist unzulässig. Ein ge- rtes Bewertungsverfahren ist gesetzlich nicht vorgeschrieben.

Bestandteile der Rechnungslegung

In Erweiterung der größenabhängigen Pflichtbestandteile (Bilanz, Gewinn- und Verlustrechnung, Anhang und zusätzlicher Lagebericht mit Ergänzungsfunktion) ist nach IFRS die Darstellung der Entwicklung des Eigenkapitals und der Kapitalflussrechnung Pflicht. Um diese Bestandteile wird der Konzernabschluss daher erweitert.

Geschäftsführung

Harald J. Joos, Herdecke
Dr. Horst J. Heiber, Wetter
Dr. Thomas Zipse, Herdecke (seit 24. Juni 2005)

Aufsichtsrat

Dr. Horst Heidsieck, Büdingen,
CEO der DEMAG Holding S.à.r.l., Luxemburg,
Vorsitzender

Josef Berger*, Düsseldorf,
Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Wetter,
stellvertretender Vorsitzender

Boguslawski*, Northeim,
Verwaltungsstelle, Göttingen

Fischer, Winterthur, Schweiz,
Saurer AG, Schweiz
ni 2005)

Gorenflos, London, Großbritannien,
nn,
Kravis Roberts & Co. L.P., London

Hack*, Herdecke,
Geschäftsbereich Krane
Cranes & Components GmbH, Wetter

es P. Huth, London, Großbritannien,
ner
berg Kravis Roberts & Co. L.P., London
31. Mai 2005)

Eberhard Kuhn, Homburg,
ehem. Mitglied des Vorstands der Mannesmann Dematic AG, Wetter

Reinhard Möller*, Uslar,
Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Uslar

Prof. Heinrich Pack, Hagen,
ehem. Mitglied der Geschäftsführung der Demag Cranes & Components GmbH, Wetter

Werner Paschke, Luxemburg,
CFO der DEMAG Holding S.à.r.l., Luxemburg

Hubert Rosenthal*, Herdecke,
1. Bevollmächtigter der IG Metall, Verwaltungsstelle Hagen

Ralph Triebel*, Ohrdruf,
Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Luisenthal

* Arbeitnehmervertreter

Heidsieck, Büdingen
schke, Luxemburg

en 29. November 2005

ldCo 3 (drei) GmbH

(Dr. Heiber) (Dr. Zipse)

Aufstellung des Anteilsbesitzes der DCC HoldCo 3 (drei) GmbH zum 30. September 2005

Name und Sitz des Unternehmens	Land	[illegible]	[illegible]	[illegible]	[illegible]
Konsolidierte Unternehmen - Inland					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH	100,00	108.039	[illegible]
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100,00	203.247	0
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100,00	308.667	0
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100,00	1.786	408
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100,00	26	-1
DCC Verwaltungs 2 (zwei) GmbH, Wetter		DCC GmbH	100,00	605	14
Konsolidierte Unternehmen - Ausland					
Demag Cranes & Components Pty. Ltd., Smithfield	Australien	DCC GmbH	100,00	6.319	560
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	92,15	481	106
Demag Cranes & Components Ltda., Cotia	Brasilien	DCC GmbH	99,9999	10.147	2.812
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	100,00	2.413	-277
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100,00	-947	-794
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100,00	2.390	1.184
Demag Cranes & Components A/S, Kopenhagen	Dänemark	DCC GmbH	100,00	3.131	-339
DCC France Holdco SA, Chalons en Champagne	Frankreich	DCC Holdco 5 (fünf) GmbH	100,00	4.286	-5.594
Demag Cranes & Components SA, Chalons en Champagne	Frankreich	DCC France Holdco SA	100,00	3.346	510
Demag Cranes & Components Ltd., Banbury	Großbritannien	DCC Holdings Ltd.	100,00	13.488	2.728
Demag Cranes & Components Guarantee Ltd., Banbury	Großbritannien	DCC GmbH	100,00	50	0
Demag Cranes & Components Holdings Ltd., Banbury	Großbritannien	DCC GmbH / DCC Guarantee Ltd.	100,00 1)	-210	-15.718
Demag Cranes & Components (India) Pte. Ltd., Pune	Indien	DCC GmbH	100,00 2)	1.211	263
Donati Sollevamenti S.r.l., Varese	Italien	DCC GmbH / DCC S.p.A.	100,00 3)	5.496	165
Demag Cranes & Components S.p.A., Agrate Brianza	Italien	DCC GmbH	100,00	13.977	1.751
Demag Cranes & Components GmbH, Salzburg	Österreich	DCC GmbH	100,00	7.603	774
Demag Cranes & Components Sp. Z.o.o., Warschau	Polen	DCC GmbH	100,00	428	-193
Demag Cranes & Components Lda., Lissabon	Portugal	DCC GmbH	100,00	219	44
Demag Cranes & Components AG, Dietlikon	Schweiz	DCC GmbH	100,00	14.853	3.864
Demag Cranes & Components Spain Holdco S.A., Madrid	Spanien	DCC GmbH	100,00	4.498	-1.660
Demag Cranes & Components S.A., Madrid	Spanien	DCC Spain Holdco S.A.	100,00	31.411	-903
Demag Cranes & Components (Pty.) Ltd., Johannesburg	Südafrika	DCC GmbH	100,00	13.821	2.530
Demag Cranes & Components spol. s.r.o., Slaný	Tschechien	DCC GmbH	100,00	4.068	603
Demag Cranes & Components Corp., Cleveland	USA	DCC GmbH	100,00	20.493	32
Crane America Services Corp., Dayton	USA	DCC Corp.	100,00	9.323	1.384
Demag Cranes & Components (Middle East) FZE, Dubai	VAE	MDC (Middle East) EC	100,00	315	107
Nicht konsolidiert verbundene Unternehmen					
Demag Cranes & Components S.A., Buenos Aires	Argentinien	DCC GmbH	80,00 4)	-618	-198
Assoziierte Unternehmen - Ausland					
MHE-Demag (S) Pte. Ltd., Singapur	Singapur	DCC GmbH	50,00 5)	21.433	456

1) 74 % DCC GmbH / 26 % DCC Guarantee Ltd.
2) Stand der Werte zum 31. März 2005
3) 10 % DCC GmbH / 90 % DCC S.p.A., vorläufige Angaben
4) Stand der Werte zum 30. September 2004
5) Stand der Werte zum 31. Dezember 2004

rmerk des Abschlussprüfers

Jahresabschluss unter Einbeziehung der Buchführung der DCC HoldCo 3 (drei) GmbH, s Geschäftsjahr vom 1. Oktober 2004 bis 30. September 2005 geprüft. Die Buchführung llung des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften und den Regelungen im Gesellschaftsvertrag liegen in der Verantwortung der Geschäftsführung der Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurtei- n Jahresabschluss unter Einbeziehung der Buchführung abzugeben.

nsere Jahresabschlussprüfung entsprechend § 317 HGB unter Beachtung der vom Institut der rüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenom- h ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich stellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger ng vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit der Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kennt- die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft so- rwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksam- rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in rung und Jahresabschluss überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung um- Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der führung sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses. Wir sind der Auf- fassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der DCC HoldCo 3 (drei) GmbH, Wetter.

Düsseldorf, den 5. Dezember 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

pp.

(Crampton)
Wirtschaftsprüfer

(Schmelzer)
Wirtschaftsprüfer

(7)
RECEIVED
2006 JUL 31 P 5:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Beirat der DCC HoldCo 3 (drei) GmbH

Beiratsbeschluss
der DCC HoldCo 3 (drei) GmbH, Wetter

Die Herren Dr. Horst Heidsieck und Werner Paschke, bilden den Beirat der DCC HoldCo 3 (drei) GmbH.
Vor diesem Hintergrund hat der Beirat unter Verzicht auf die Einhaltung etwaiger Form- und Fristbestimmungen eine Beiratssitzung abgehalten und folgende Beschlüsse gefasst:

1. Beschlussfassung über die Feststellung des Jahresabschlusses zum 30.September 2005 (Geschäftsjahr 2004/2005)

   Die Bilanz zum 30. September 2005 (Bilanzsumme: € 178.612.832,52), sowie die Gewinn- und Verlustrechnung für das Geschäftsjahr 2004/2005 mit einem Jahresfehlbetrag von € 58.001.584,39 wird festgestellt.
   Der Jahresfehlbetrag wird auf neue Rechnung vorgetragen.

2. Beschlussfassung über die Entlastung der Geschäftsführung

   Der Geschäftsführung wird für das Geschäftsjahr 2004/2005 Entlastung erteilt.

3. Beschlussfassung über die Entlastung des Aufsichtsrats

   Dem Aufsichtsrat wird für das Geschäftsjahr 2004/2005 Entlastung erteilt.

4. Beschlussfassung über die Vergütung des Aufsichtsrats.

   Dem Aufsichtsrat wird für das Jahr 2006 eine Vergütung von insgesamt € 6.000 pro Aufsichtsratsmitglied gezahlt. Der Vorsitzende erhält das doppelte dieses Betrages, der stellvertretende Vorsitzende das Anderthalbfache.
   Darüber hinaus zahlt die Gesellschaft ein Sitzungsgeld von € 500,00 für jede Teilnahme an einer Aufsichtsratssitzung.
   Bei gleichzeitiger Mitgliedschaft im Aufsichtsrat der Demag Cranes & Components GmbH ist die gesamte Vergütung für die Aufsichtsratstätigkeit in der DCC HoldCo3 (drei) GmbH, durch die Vergütung für die Mitgliedschaft im Aufsichtsrat der Demag Cranes & Components GmbH, abgegolten.

5. Beschlussfassung über die Wahl des Abschlussprüfers für das Geschäftsjahr 2005/2006

Zum Abschlussprüfer für das Geschäftsjahr 2005/2006 wird die Deloitte & Touche Wirtschaftsprüfungsgesellschaft, Düsseldorf, gewählt.

Luxemburg, 26.01.2006

Beirat der DCC HoldCo 3 (drei) GmbH

Dr. Horst Heidsieck   Werner Paschke

E

Niederschrift über die Gesellschafterversammlung
der

DCC HoldCo 3 (drei) GmbH

mit dem Sitz in Wetter (Ruhr)
(Amtsgericht Hagen HR B 5548)

Die DCC Luxembourg 2 S.à r.l. mit dem Sitz in Luxemburg, Rue de Rollingergrund 59, L – 2440 Luxembourg, und die DCC Management Beteiligungs GmbH & Co. KG, c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf, sind alleinige Gesellschafter der DCC HoldCo 3 (drei) GmbH (im Folgenden: die „**Gesellschaft**") mit dem Sitz in Wetter (Ruhr).

Mit Beschluss der Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH vom 29. Oktober 2002 wurde gemäß § 13 des Gesellschaftsvertrags der Gesellschaft ein Gesellschafterausschuss gebildet und als „Beirat" bezeichnet. Dem Beirat stehen, soweit rechtlich zulässig, alle Entscheidungsbefugnisse der Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH zu, soweit Befugnisse nicht zwingend der Gesellschafterversammlung oder einem mitbestimmten Aufsichtsrat, sofern ein solcher eingerichtet ist, vorbehalten sind.

Unter Verzicht auf alle gesetzlichen und gesellschaftsvertraglichen Formen und Fristen der Einberufung, Ankündigung und Durchführung halten wir hiermit eine

außerordentliche Gesellschafterversammlung

der DCC HoldCo 3 (drei) GmbH ab und fassen einstimmig folgenden Beschluss:

Wir bestätigen den Beschluss des Beirats der DCC HoldCo 3 (drei) GmbH vom 28. April 2005 über die Wahl der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, zum Abschlussprüfer für das Geschäftsjahr 2004/2005.

Damit ist die Gesellschafterversammlung beendet.

Düsseldorf, den 28. April 2006

DCC Luxembourg 2 S.à r.l.

Werner Paschke

als alleinvertretungsberechtigter Geschäftsführer der DCC Luxembourg 2 S.à r.l.

DCC Management Beteiligungs GmbH & Co. KG

Dr. Horst Heidsieck

als vertretungsberechtigter Geschäftsführer der Komplementärin der DCC Management Beteiligungs GmbH & Co. KG, der Demag Management Equity Participation Verwaltungs GmbH, und als rechtsgeschäftlicher Vertreter des zweiten Geschäftsführers der Demag Management Equity Participation Verwaltungs GmbH, Herrn Pepyn René Dinandt, aufgrund notariell beglaubigter Vollmacht vom 21. April 2006

F

GESELLSCHAFTSVERTRAG

der

DCC HoldCo 3(drei) GmbH

mit dem Sitz in Hagen,

in der Fassung vom 28. April 2006, UR.Nr.: H 1418/2006
des Notars Dr. Armin Hauschild mit dem Amtssitz in Düsseldorf.

Ich bescheinige, dass die geänderten Bestimmungen des Gesellschaftsvertrages mit dem Beschluss über die Änderung des Gesellschaftsvertrages vom 28. April 2006 -mit Ausnahme des Umwandlungsbeschlusses-, und die unveränderten Bestimmungen mit dem zuletzt dem Handelsregister eingereichten vollständigen Wortlaut des Gesellschaftsvertrages übereinstimmen.

Düsseldorf, den 28. April 2006

DR. NORBERT ZIMMERMANN * NOTAR IN DÜSSELDORF *

Dr. Norbert Zimmermann

ZIMMERMANN HAUSCHILD | Notare

Schadow Arkaden, Blumenstraße 28, 40212 Düsseldorf
Telefon +49(0)211-86 52 5-0, Telefax +49(0)211-86 52 5-25

Gesellschaftsvertrag der DCC HoldCo 3 (drei) GmbH

I. Allgemeine Bestimmungen

1. Firma, Sitz

1.1 Die Firma der Gesellschaft lautet:

DCC HoldCo 3 (drei) GmbH.

1.2 Sitz der Gesellschaft ist Wetter.

2. Gegenstand des Unternehmens

Gegenstand der Gesellschaft sind die Führung, die Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet von Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Erbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.

3. Bekanntmachungen

Die Bekanntmachungen der Gesellschaft werden im Bundesanzeiger veröffentlicht.

II. Stammkapital und Geschäftsanteile

4. Stammkapital, Stammeinlage

Das Stammkapital der Gesellschaft beträgt EUR 11.602.800 (in Worten: Euro elf Millionen sechshundertzweitausendachthundert).

5. Einziehung von Geschäftsanteilen

5.1 Die Einziehung von Geschäftsanteilen ist mit Zustimmung des betroffenen Gesellschafters zulässig.

5.2 Die Einziehung erfolgt durch Erklärung der Geschäftsführer aufgrund eines Beschlusses der Gesellschafter. Statt der Einziehung können die Gesellschafter beschließen, dass der betroffene Gesellschafter den Geschäftsanteil auf die Gesellschaft oder auf eine im Beschluß zu benennende Person zu übertragen hat. Bei Abtretung an einen Dritten haftet die Gesellschaft für die Vergütung wie ein selbstschuldnerischer Bürge.

5.3 Der betroffene Gesellschafter ist ab Mitteilung der Einziehung vom Stimmrecht und vom Recht auf Gewinnbezug ausgeschlossen.

5.4 Soweit keine zwingende Gesetzesbestimmung entgegensteht, kann ein eingezogener Geschäftsanteil durch Beschluß der Gesellschafter neu gebildet werden.

6. Abfindung

6.1 Im Falle der Einziehung gemäß § 5.1 oder der die Einziehung ersetzenden Übertragung gemäß § 5.2 entspricht die Höhe des Einziehungsentgeltes dem im zugrundeliegenden Beschluss bestimmten Betrag und entsprechen die Zahlungsmodalitäten den im zugrundeliegenden Beschluss bestimmten Zahlungsmodalitäten, sofern der Gesellschafter, dessen Anteil eingezogen wird, diesem Betrag sowie den Zahlungsmodalitäten in Textform zugestimmt hat. Einer gesonderten Zustimmung bedarf es nicht, wenn der betroffene Gesellschafter dem Beschluss zustimmt.

7. Verfügung über Geschäftsanteile

7.1 Die Abtretung eines Geschäftsanteils oder von Teilen eines Geschäftsanteils sowie jede andere Verfügung über einen Geschäftsanteil bedarf zu ihrer Wirksamkeit der Zustimmung der Gesellschafterversammlung.

III. Geschäftsführung

8. Geschäftsführung

8.1 Die Gesellschaft hat einen oder - sofern gesetzlich vorgeschrieben oder durch Beschluss des Aufsichtsrates bestimmt - mehrere Geschäftsführer.

8.2 Der Aufsichtsrat kann einen Vorsitzenden der Geschäftsführung ernennen.

8.3 Die Geschäftsführer führen die Geschäfte nach Maßgabe der Gesetze, des Gesellschaftsvertrags, einer von den Gesellschaftern beschlossenen Geschäftsordnung, in der auch die Geschäftsverteilung geregelt wird, und den sonstigen Beschlüssen der Gesellschafter.

8.4 Die Gesellschafter und der Aufsichtsrat können durch Beschluß bestimmen, daß bestimmte Arten von Geschäften nur mit ihrer Zustimmung vorgenommen werden dürfen. Die Gesellschafter können geschäftsleitende Weisungen erteilen und Richtlinien für die Geschäftspolitik aufstellen.

9. Vertretung

9.1 Ist nur ein Geschäftsführer bestellt, vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer in Gemeinschaft mit einem Prokuristen vertreten.

9.2 Die Gesellschafterversammlung kann einem oder mehreren Geschäftsführern Alleinvertretungsmacht erteilen. Der Aufsichtsrat kann einen oder mehrere Geschäftsführer von den Beschränkungen des § 181 BGB befreien.

IV. Aufsichtsrat

10. Zusammensetzung des Aufsichtsrats und Amtszeit seiner Mitglieder

10.1 Die Gesellschaft hat einen Aufsichtsrat, sofern dessen Einrichtung gesetzlich vorgeschrieben oder von der Gesellschafterversammlung beschlossen worden ist. Die Zahl der Mitglieder wird im Rahmen der gesetzlichen Vorgaben durch Gesellschafterbeschluss bestimmt. Die Aufsichtsratsmitglieder der Anteilseigner werden von der Gesellschafterversammlung gewählt und abberufen. Wahl und Abberufung der Aufsichtsratsmitglieder der Arbeitnehmer richten sich nach den hierfür einschlägigen Bestimmungen.

10.2 Die Aufsichtsratsmitglieder werden für die Zeit bis zur Beendigung der Gesellschafterversammlung gewählt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Geschäftsjahr, in dem die Amtszeit beginnt, wird nicht mitgerechnet. Die Gesellschafterversammlung kann für Mitglieder der Anteilseigner bei der Wahl eine kürzere Amtszeit bestimmen. Scheidet ein Aufsichtsratsmitglied vor Ablauf seiner Amtszeit aus dem Aufsichtsrat aus, ohne dass ein Ersatzmitglied nachrückt, so erfolgt die Wahl des Nachfolgers, soweit die Gesellschafterversammlung die Amtszeit nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Mitglieds.

10.3 Mit der Bestellung eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das Mitglied des Aufsichtsrats wird, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet. Das Amt eines in den Aufsichtsrat nachgerückten Ersatzmitglieds erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Mitglieds.

10.4 Jedes Mitglied und Ersatzmitglied eines Aufsichtsrats kann sein Amt durch eine an den Vorsitzenden des Aufsichtsrats und an die Geschäftsführung zu richtende Erklärung unter Einhaltung einer Frist von vier Wochen niederlegen.

11. Vorsitzender und Stellvertreter

Soweit das Gesetz über die Mitbestimmung der Arbeitnehmer (MitbestG) Anwendung findet, wählt der Aufsichtsrat aus seiner Mitte gemäß § 27 MitbestG einen Vorsitzenden und einen oder mehrere Stellvertreter für die in Ziff. 10.2 bestimmte Amtszeit. Die Wahl erfolgt im Anschluss an die Gesellschafterversammlung, in der die Aufsichtsratsmitglieder der Anteilseigner gewählt worden sind, in einer ohne besondere Einladung stattfindenden Sitzung.

Anschließend bildet der Aufsichtsrat zur Wahrnehmung der in § 27 Abs. 3 MitbestG genannten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter aus den Mitgliedern der Arbeitnehmer sowie je ein von den Mitgliedern der Arbeitnehmer und der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewähltes Mitglied angehören.

Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

12. Einberufung der Sitzungen

Die Sitzungen des Aufsichtsrats werden durch den Vorsitzenden mit einer Frist von 14 Tagen schriftlich, in elektronischer Form oder Textform einberufen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Frist auf höchstens drei Tage abkürzen und mündlich, fernmündlich, fernschriftlich, in elektronischer Form oder durch Fernkopie einladen. Mit der Einberufung sind die Gegenstände der Tagesordnung und etwa vorliegende Beschlussvorschläge mitzuteilen. Der Vorsitzende kann aus erheblichen Gründen eine von ihm einberufene Sitzung aufheben oder verlegen.

13. Beschlussfassung des Aufsichtsrats

13.1 Beschlüsse des Aufsichtsrats werden in der Regel in den Sitzungen gefasst. Der Vorsitzende bestimmt die Reihenfolge der Verhandlungsgegenstände und die Art der

Abstimmung. Schriftliche, in elektronischer oder Textform, telegrafische, fernschriftliche, oder fernkopierte Beschlussfassungen sind zulässig, wenn kein Mitglied diesem Verfahren innerhalb einer vom Vorsitzenden bestimmten angemessenen Frist widerspricht.

13.2 Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich der Stimme enthält. Abwesende Mitglieder können an der Beschlussfassung des Aufsichtsrat teilnehmen, indem sie eine schriftliche Stimmabgabe durch ein anderes Mitglied überreichen lassen.

13.3 Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Punkte der Tagesordnung vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Anteilseigner und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung desselben Tagesordnungspunktes ist er nicht befugt.

13.4 Der Aufsichtsrat beschließt mit der Mehrheit der abgegebenen Stimmen, soweit nicht gesetzlich zwingend etwas anderes bestimmt ist. Ergibt eine Abstimmung Stimmengleichheit, so hat, sofern das MitbestG Anwendung findet, jedes Mitglied des Aufsichtsrats das Recht, eine erneute Abstimmung über denselben Gegenstand zu verlangen. Ergibt auch sie Stimmengleichheit, hat der Vorsitzende zwei Stimmen. Absatz 2 Satz 3 ist auch auf die Abgabe der zweiten Stimme anzuwenden.

13.5 Beschlüsse, deren Gegenstände nicht ordnungsgemäß angekündigt worden sind, werden nur wirksam, wenn kein Mitglied des Aufsichtsrats der Beschlussfassung widerspricht. Abwesenden Mitgliedern ist Gelegenheit zu geben, innerhalb einer vom Vorsitzenden bestimmten angemessenen Frist zu widersprechen.

13.6 Der Vorsitzende ist ermächtigt, die Beschlüsse des Aufsichtsrats und seiner Ausschüsse durchzuführen und die dazu erforderlichen Willenserklärungen abzugeben.

13.7 Über Sitzungen des Aufsichtsrats ist eine Niederschrift anzufertigen, die der Vorsitzende unterzeichnet. In der Niederschrift sind der Ort und der Tag der Sitzung, die Teilnehmer, die Gegenstände der Tagesordnung, der wesentliche Inhalt der Verhandlungen und die Beschlüsse des Aufsichtsrats wiederzugeben. Beschlüsse, die nicht in Sitzungen gefasst worden sind, werden vom Vorsitzenden in einer Niederschrift festgestellt. Die Niederschrift nach Satz 1 und 2 wird jedem Aufsichtsratsmitglied unverzüglich in Abschrift zugeleitet.

14. Aufgaben und Verantwortlichkeit des Aufsichtsrats

14.1 Der Aufsichtsrat hat die ihm durch Gesetz und Gesellschaftsvertrag zugewiesenen Rechte und Pflichten. Zu seinen Aufgaben gehören insbesondere:

a) Beratung und Überwachung der Geschäftsführung,

b) soweit das MitbestG Anwendung findet, die Bestellung und Widerruf der Bestellung der Geschäftsführer sowie Abschluss, Änderung, Aufhebung oder Kündigung der Anstellungsverträge,

c) Einberufung der Gesellschafterversammlung, wenn das Wohl der Gesellschaft es erfordert,

d) soweit das MitbestG Anwendung findet, Prüfung des Jahresabschlusses, des Lageberichts und des Vorschlags für die Verwendung des Bilanzgewinns sowie Abgabe eines schriftlichen Berichts über das Ergebnis der Prüfung an die Gesellschafterversammlung.

Der Aufsichtsrat kann von der Geschäftsführung jederzeit eine Berichterstattung nach Maßgabe des § 90 Abs. 3, 4 und 5 Satz 1 und 2 AktG verlangen.

14.2 Die Mitglieder des Aufsichtsrats haben bei der Ausübung ihrer Tätigkeit die Sorgfalt ordentlicher und gewissenhafter Amtswalter anzuwenden. Über vertrauliche Angaben und Geheimnisse der Gesellschaft, namentlich Betriebs- oder Geschäftsgeheimnisse, die ihnen durch ihre Tätigkeit im Aufsichtsrat bekannt werden, haben sie Stillschweigen zu bewahren. Will ein Mitglied des Aufsichtsrats Informationen weitergeben, von denen nicht mit Sicherheit auszuschließen ist, dass sie vertraulich sind oder Geheimnisse der Gesellschaft betreffen, so hat es den Vorsitzenden des Aufsichtsrats vorher zu unterrichten und ihm Gelegenheit zur Stellungnahme zu geben.

15. Vergütung

Die Mitglieder des Aufsichtsrats erhalten neben dem Ersatz ihrer Auslagen eine jährliche Vergütung, die durch Beschluss der Gesellschafter festgesetzt wird.

16. Zustimmungspflichtige Geschäfte

Die Geschäftsführung bedarf der Zustimmung des Aufsichtsrats zur Vornahme folgender Geschäfte, wenn sie über den Rahmen des normalen Geschäftsbetriebs hinausgehen oder von erheblicher wirtschaftlicher Bedeutung für das Unternehmen sind:

a) Errichtung und Auflösung von Zweigniederlassungen,

b) Erwerb, Veräußerung und Verpfändung von Beteiligungen an anderen Unternehmen,

c) Aufnahme neuer und Aufgabe vorhandener Geschäfts- und Produktionszweige,

d) Erwerb, Veräußerung und Belastung von Grundstücken, grundstücksgleichen Rechten und Rechten an Grundstücken,

e) Übernahme von Bürgschaften, Garantien oder ähnlichen Haftungen,

f) Gewährung von Darlehen und sonstigen Krediten,

g) Emission von Anleihen.

V. Gesellschafter

17. Rechte der Gesellschafter

17.1 Der Beschlußfassung der Gesellschafter unterliegen alle Angelegenheiten, die nicht durch zwingende Vorschriften des Gesetzes oder durch diesen Gesellschaftsvertrag der Geschäftsführung oder dem Aufsichtsrat anvertraut sind.

17.2 Die Gesellschafter können die ihnen nach Ziff. 8.3 und 8.4 zustehenden sowie alle sonstigen nicht zwingend der Gesellschafterversammlung vorbehaltenen Rechte auf einen Gesellschafterausschuss übertragen.

18. Gesellschafterbeschhlüsse

18.1 Die Beschlüsse der Gesellschafter werden in Versammlungen oder durch schriftliche, elektronische, fernschriftliche, fernmündliche oder fernkopierte Stimmabgaben gefaßt, wenn sich alle Gesellschafter mit der Beschlußfassung einverstanden erklären oder sich an ihr beteiligen.

18.2 Die Beschlüsse der Gesellschafter werden, soweit das Gesetz oder dieser Gesellschaftsvertrag nicht zwingend etwas anderes vorschreiben, mit der einfachen Mehrheit der abgegebenen Stimmen gefaßt. Je EUR 50,00 eines Geschäftsanteils gewähren eine Stimme.

18.3 Eine Anfechtungsklage muß innerhalb von einem Monat nach der Beschlußfassung erhoben werden. Ist der Beschluß außerhalb einer Gesellschafterversammlung ohne Beteiligung des Anfechtenden gefaßt worden, muß die Anfechtungsklage innerhalb von einem Monat nach Erhalt des schriftlichen Beschlußprotokolls erhoben werden.

19. Gesellschafterversammlung

19.1 Die Gesellschafterversammlung wird durch die Geschäftsführer einberufen. Zur Gesellschafterversammlung sind alle Gesellschafter schriftlich unter Beachtung einer Frist von zwei Wochen einzuladen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Versammlung mitgerechnet. Mit der Einladung sind die Gegenstände der Tagesordnung mitzuteilen.

19.2 Den Vorsitz in der Gesellschafterversammlung führt der Gesellschafter, der die größte Beteiligung an der Gesellschaft hält, wenn die Versammlung keinem anderen Gesellschafter den Vorsitz überträgt.

19.3 Die Gesellschafterversammlung ist beschlußfähig, wenn mindestens 70 % des Stammkapitals vertreten sind. Erweist sich eine Gesellschafterversammlung als nicht beschlußfähig, so ist innerhalb von zwei Wochen eine zweite Versammlung mit gleicher Tagesordnung einzuberufen, die ohne Rücksicht auf die Höhe des vertretenen Stammkapitals beschlußfähig ist; hierauf ist in der Einberufung hinzuweisen.

19.4 Die ordentliche Gesellschafterversammlung findet in den ersten acht Monaten des Geschäftsjahres statt. Sie beschließt über die Feststellung des Jahresabschlusses und die Verwendung des Ergebnisses, über die Entlastung der Geschäftsführer und der Mitglieder des Gesellschafterausschusses sowie die Wahl des Abschlußprüfers.

20. Gesellschafterausschuß/Beirat

20.1 Durch Beschluß der Gesellschafter kann ein Gesellschafterauschuß gebildet werden. In dem Beschluß können die Gesellschafter bestimmen, aus wie vielen Mitgliedern der Ausschuß bestehen soll. Die Mitglieder des Gesellschafterausschusses werden durch die Gesellschafterversammlung mit einfacher Mehrheit der abgegebenen Stimmen längstens für eine Zeit von fünf Jahren bestellt.

20.2 Die Mitglieder des Gesellschafterausschusses können ihr Amt jederzeit durch schriftliche Erklärung gegenüber den Geschäftsführern niederlegen.

20.3 Der Gesellschafterausschuß hat die ihm von den Gesellschaftern übertragenen Aufgaben.

20.4 Der Gesellschafterausschuß ist beschlußfähig, wenn mindestens die Hälfte seiner Mitglieder an der Beschlußfassung teilnimmt. Ein Mitglied kann sich

durch ein anderes Mitglied aufgrund schriftlicher Vollmacht vertreten lassen. Der Gesellschafterausschuß faßt seine Beschlüsse mit der Mehrheit der abgegebenen Stimmen, soweit nicht gesetzlich zwingend etwas anderes bestimmt ist.

20.5 Der Gesellschafterausschuß gibt sich eine Geschäftsordnung, wenn nicht die Gesellschafterversammlung die Geschäftsordnung erläßt.

20.6 Die Mitglieder des Gesellschafterausschusses haben Anspruch auf Ersatz ihrer Auslagen. Die Gesellschafterversammlung kann beschließen, daß den Mitgliedern des Gesellschafterausschusses darüber hinaus eine jährliche Vergütung gezahlt wird.

20.7 Statt oder zusätzlich zu dem Gesellschafterausschuß kann durch Beschluß der Gesellschafter ein Beirat eingerichtet werden, der die Aufgabe hat, die Geschäftsführung zu beraten. In dem Beschluß können die Gesellschafter bestimmen, aus wie vielen Mitgliedern der Beirat bestehen soll. Die Mitglieder des Beirats werden durch die Gesellschafterversammlung mit einfacher Mehrheit der abgegebenen Stimmen für eine Zeit von bis zu fünf Jahren gewählt. Durch Beschluß der Gesellschafter wird das für den Beirat zu beachtende Verfahren und die Vergütung der Beiratsmitglieder festgelegt.

VI. Geschäftsjahr, Jahresabschluß

21. Geschäftsjahr, Jahresabschluß

21.1 Das Geschäftsjahr beginnt am 1. Oktober und endet am 30. September des folgendes Jahres. Das erste Geschäftsjahr ist ein Rumpfgeschäftsjahr, beginnend mit der Eintragung der Gesellschaft in das Handelsregister und endet mit dem auf die Eintragung in das Handelsregister folgenden 30. September.

21.2 Die Geschäftsführer haben in den ersten drei Monaten des Geschäftsjahres den Jahresabschluß und - soweit gesetzlich vorgeschrieben oder von den Gesellschaftern verlangt - den Lagebericht für das vergangene Geschäftsjahr aufzustellen und dem Abschlußprüfer vorzulegen. Unverzüglich nach Eingang des Prüfungsberichts des Abschlußprüfers haben die Geschäftsführer der Gesellschafterversammlung den Jahresabschluß, den Lagebericht und den Prüfungsbericht zugleich mit dem Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

VII. Schlußbestimmung

22. Gründungsaufwand

Die mit dieser Urkunde und ihrer Durchführung verbundenen Kosten (Notar-, Gerichts- und Veröffentlichungskosten) sowie die Kosten, die mit der Neubestellung der Geschäftsführung verbunden sind (Notar- Gerichts- und Veröffentlichungskosten), trägt die Gesellschaft bis zu einem Betrag von EUR 2.000,00 (in Worten: Euro zweitausend).

23. Salvatorische Klausel

Sollten Bestimmungen dieses Vertrages oder eine künftig in ihn aufgenommene Bestimmung ganz oder teilweise nicht rechtswirksam oder nicht durchführbar sein oder ihre Rechtswirksamkeit oder Durchführbarkeit später verlieren, so soll hierdurch die Gültigkeit der übrigen Bestimmungen des Vertrages nicht berührt werden. Das gleiche gilt, soweit sich herausstellen sollte, daß der Vertrag eine Regelungslücke enthält. Die Parteien sind verpflichtet, anstelle der unwirksamen oder undurchführbaren Bestimmungen oder zur Ausfüllung der Lücke eine angemessene Regelung zu treffen, die, soweit rechtlich möglich, dem am nächsten kommt, was die Gesellschafter gewollt haben oder nach dem Sinn und Zweck des Vertrages gewollt hätten, sofern sie bei Abschluß dieses Vertrages oder bei der späteren Aufnahme einer Bestimmung den Punkt bedacht hätten. Dies gilt auch, wenn die Unwirksamkeit einer Bestimmung etwa auf einem in dem Vertrage vorgeschriebenen Maß der Leistung oder Zeit (Frist oder Termin) beruht; es soll dann ein dem Gewollten möglichst nahekommendes rechtlich zulässiges Maß der Leistung oder Zeit (Frist oder Termin) vereinbart werden.

Zu dem vorstehend wiedergegebenen Wortlaut des Gesellschaftsvertrages bescheinige ich, dass die geänderten Bestimmungen des Gesellschaftsvertrages mit dem Beschluss über die Änderung des Gesellschaftsvertrages vom 28. April 2006 und die änderten Bestimmungen mit dem zuletzt zum Handelsregister eingereichten vollständigen Wortlaut des Gesellschaftsvertrages übereinstimmen.

Düsseldorf, den 28. April 2006

9

RECEIVED
2006 JUL 31 P 5:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DCC HoldCo 3 (drei) GmbH
Anlage zur Anmeldung vom 28. April 2006

Liste der Übernehmer (§ 57 Abs. 3 Nr. 2 GmbHG)

Übernehmer	Anschrift	Bisherige Stammeinlage	Aufstockungsbetrag	Erhöhte Stammeinlage
DCC Luxembourg 2 S.à r.l.	Rue de Rollingergrund 59, L-2440 Luxembourg	EUR 1.238.350	EUR 8.668.450	EUR 9.906.800
DCC Management Beteiligungs GmbH & Co. KG	c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf	EUR 119.000	EUR 833.000	EUR 952.000
DCC Management Beteiligungs GmbH & Co. KG	c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf	EUR 93.000	EUR 651.000	EUR 744.000

Düsseldorf, den 28. April 2006

Harald Joachim Joos   Dr. Horst Heiber   Dr. Thomas Zipse

976335_1.DOC

H

DCC HoldCo 3 (drei) GmbH, Wetter (Ruhr)
Anlage zur Anmeldung von 28. April 2006

Liste der Gesellschafter der DCC HoldCo 3 (drei) GmbH (§ 40 Abs. 1 GmbHG)

Gesellschafter	Anschrift	Bisherige Stammeinlage	Erhöhte Stammeinlage
DCC Luxembourg 2 S.à r.l.	Rue de Rollingergrund 59, L-2440 Luxembourg	EUR 1.238.350	EUR 9.906.800
DCC Management Beteiligungs GmbH & Co. KG	c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf	EUR 119.000	EUR 952.000
DCC Management Beteiligungs GmbH & Co. KG	c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf	EUR 93.000	EUR 744.000

Düsseldorf, den 28. April 2006

Harald Joachim Joos　　Dr. Horst Heiber　　Dr. Thomas Zipse

976337_1.DOC

I

Demag Cranes AG, Wetter (Ruhr)
Anlage zur Anmeldung vom 28. April 2006

Liste der Mitglieder des Aufsichtsrates der Demag Cranes AG

Name	Beruf	Wohnort
Josef Berger	Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Wetter	Düsseldorf
Gerd-Uwe Boguslawski	Erster Bevollmächtigter und Geschäftsführer der IG Metall Verwaltungsstelle, Göttingen	Northeim
Dr. Horst Heidsieck	CEO der Demag Holding S.à r.l., Luxemburg	Büdingen
Heinrich Fischer	CEO der Saurer AG, Schweiz	Winterthur, Schweiz
Reinhard Gorenflos	Kaufmann, Partner, Kohlberg Kravis Roberts & Co. L.P., London	London
Alfred Hack	Leiter Bereich Strategie Krane und neue Märkte, Demag Cranes & Components GmbH, Wetter	Herdecke
Eberhard Kuhn	Pensionär	Homburg
Reinhard Möller	Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Uslar	Uslar
Prof. Heinrich Pack	Pensionär	Hagen
Werner Paschke	CFO der Demag Holding S.à r.l., Luxemburg	Luxemburg
Hubert Rosenthal	1. Bevollmächtigter der IG Metall, Verwaltungsstelle Hagen	Herdecke
Ralph Triebel	Vorsitzender des Betriebsrats der Demag Cranes & Components GmbH, Werk Luisenthal	Ohrdruf

Vorsitzender des Aufsichtsrats: Dr. Horst Heidsieck

Stellvertretender Vorsitzender des Aufsichtsrats: Josef Berger

Düsseldorf, 28. April 2006

Dr. Horst Heidsieck

3

Beschluss des Aufsichtsrats der
DCC HoldCo 3 (drei) GmbH/Demag Cranes AG

In seiner ordnungsgemäß einberufenen Sitzung am 28. April 2006 in Düsseldorf hat der beschlussfähige Aufsichtsrat mit der Mehrheit seiner Stimmen beschlossen:

Zu neuen Mitgliedern des Vorstands der Gesellschaft werden für die Dauer von zwei Jahren bestellt:

- Herr Harald Joachim Joos, geb. am 26. Mai 1952, wohnhaft Schwedler Str. 4, 14193 Berlin und

- Herr Dirk Kießling, geb. am 15. Dezember 1964, wohnhaft Köhlerstr. 4 h, 58300 Wetter.

Ihre Amtszeit beginnt am heutigen Tag.

Herr Joos wird zum Vorstandsvorsitzenden bestellt.

Herr Kießling wird zum Arbeitsdirektor bestellt.

Die Gesellschaft wird durch die zwei Vorstandsmitglieder gemeinsam oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten. Das Vorstandsmitglied Joos wird von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreit. Das Vorstandsmitglied Kießling wird von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreit.

Düsseldorf, den 28. April 2006

Dr. Horst Heidsieck,
Vorsitzender des Aufsichtsrats

DR. ARMIN HAUSCHILD
NOTAR IN DÜSSELDORF

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 02. Mai 2006

Notar

966365_1.DOC

Beglaubigte Abschrift

K

Umwandlungs-Gründungsbericht

der Gründer gemäß § 197 UmwG i.V.m. § 32 AktG

In unserer Eigenschaft als Gesellschafter der DCC HoldCo 3 (drei) GmbH (nachfolgend auch „Gesellschaft" oder „GmbH"), die wir sämtlich für den Formwechsel der Gesellschaft durch Umwandlung gemäß den §§ 238 ff. UmwG in die Demag Cranes AG (die "**Aktiengesellschaft**") gestimmt haben und die wir demnach gemäß § 245 Abs. 1 Satz 1 UmwG an die Stelle der Gründer treten, erstatten wir, die Unterzeichnenden

- DCC Luxembourg 2 S.à r.l., Rue de Rollingergrund 59, L-2440 Luxembourg, und
- DCC Management Beteiligungs GmbH & Co. KG, c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf,

hiermit gemäß §§ 245 Abs. 1, 197 UmwG i.V.m. § 32 AktG den nachfolgenden

Umwandlungs-Gründungsbericht.

I.

Die Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH hat am 28. April 2006 durch notariell beurkundeten Beschluss (UR-Nr. H 1418 / 2006 des Notars Dr. Armin Hauschild in Düsseldorf) die Umwandlung der Gesellschaft in eine Aktiengesellschaft unter der Firma Demag Cranes AG beschlossen und die Satzung der Aktiengesellschaft festgestellt.

II.

Die DCC HoldCo 3 (drei) GmbH wurde am 8. August 2002 mit einem Stammkapital von EUR 25.000 gegründet und am 26. August 2002 unter HR B 42958 im Handelsregister beim Amtsgericht Düsseldorf eingetragen. Aufgrund des Gesellschafterbeschlusses vom 10. Januar 2003 wurde der Sitz der Gesellschaft von Düsseldorf nach Wetter (Ruhr) verlegt und am 19. April 2003 unter HR B 1015 im Handelsregister beim Amtsgericht Wetter (Ruhr) eingetragen. Durch Gesellschafterbeschluss vom 22. Mai 2003 wurde das Stammkapital der Gesellschaft aus Gesellschaftsmitteln um EUR 1.306.350 von EUR 25.000 auf EUR 1.331.350 erhöht. Mit Freigabe vom 12. Dezember 2003 wurde aufgrund der Fortführung des Handelsregisterblattes

auf EDV und gleichzeitiger Änderung der örtlichen Zuständigkeit die Gesellschaft unter HR B 5548 im Handelsregister beim Amtsgericht Hagen eingetragen. Durch Gesellschafterbeschluss vom 27. November 2003 wurde das Stammkapital um EUR 119.000 von EUR 1.331.350 auf EUR 1.450.350 gegen Bareinlagen erhöht. Die neue Stammeinlage wurde von der DCC Management Beteiligungs GmbH & Co. KG übernommen. Der Gesellschafterbeschluss über die Kapitalerhöhung wurde am 31. März 2004 im Handelsregister eingetragen. Durch Anteilskaufvertrag vom 22. Juli 2005 hat die DCC Management Beteiligungs GmbH & Co. KG von der DCC Luxembourg 2 S.à r.l. einen Teilgeschäftsanteil im Nennbetrag von EUR 93.000 erworben.

Durch Beschluss der Gesellschafterversammlung vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) ist das Kapital der Gesellschaft von EUR 1.450.350 um EUR 10.152.450 auf EUR 11.602.800 im Wege der Kapitalerhöhung aus Gesellschaftsmitteln erhöht worden. Diese Kapitalerhöhung ist zum heutigen Tag noch nicht im Handelsregister eingetragen. Die Kapitalerhöhung soll vor dem Formwechsel eingetragen werden.

Das Stammkapital der DCC HoldCo 3 (drei) GmbH wird vor dem Wirksamwerden des Formwechsels von den Gesellschaftern wie folgt gehalten:

- DCC Luxembourg 2 S.à r.l.: EUR 9.906.800,
- DCC Management Beteiligungs GmbH & Co. KG: EUR 1.696.000 (ein Geschäftsanteil im Nennbetrag von EUR 952.000 und ein Geschäftsanteil im Nennbetrag von EUR 744.000).

III.

Das Grundkapital der Aktiengesellschaft ist im Umwandlungsbeschluss auf EUR 11.602.800 festgesetzt worden. Es ist eingeteilt in 11.602.800 auf den Inhaber lautende Stückaktien. Die bisherigen Gesellschafter der DCC HoldCo 3 (drei) GmbH haben Stückaktien übernommen, deren rechnerischer Gesamtbetrag dem Nennwert ihrer jeweiligen Geschäftsanteile an der DCC HoldCo 3 (drei) GmbH entspricht.

Die bisherigen Gesellschafter der DCC HoldCo 3 (drei) GmbH werden dementsprechend wie folgt an der Aktiengesellschaft beteiligt:

- die DCC Luxembourg 2 S.à r.l. mit 9.906.800 Stückaktien,
- die DCC Management Beteiligungs GmbH & Co. KG mit 1.696.000 Stückaktien.

Die Einlage der Aktionäre wird dadurch erbracht, dass das Vermögen der DCC HoldCo 3 (drei) GmbH mit der Umwandlung das Vermögen der Aktiengesellschaft wird.

IV.

Zur Angemessenheit der Leistung für die vorstehend bezeichnete Sacheinlage (Vermögen der DCC HoldCo 3 (drei) GmbH) wird dargelegt:

1. Das nach Abzug der Schulden verbleibende Vermögen der DCC HoldCo 3 (drei) GmbH erreicht die Höhe des Grundkapitals der Gesellschaft (§ 245 Abs. 1 Satz 2 i.V.m. § 220 Abs. 1 UmwG). Ausweislich des von Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschlusses der DCC HoldCo 3 (drei) GmbH zum 30. September 2005, der in Kopie als **Anlage 2** diesem Bericht beigefügt ist, betrug das Reinvermögen (Aktiva, vermindert um die Verbindlichkeiten einschließlich der Rückstellungen für ungewisse Verbindlichkeiten) der Gesellschaft zum Stichtag EUR 116.791.266,59 und überstieg damit deutlich das Stammkapital der Gesellschaft von EUR 1.450.350. Es ist denkbar, dass sich das bilanzielle Nettovermögen im Laufe des Geschäftsjahres auf Grund von Einmal-Sonderaufwendungen um bis zu EUR 20 Mio. bis zum Ende des laufenden Geschäftsjahres vermindern wird. Anzeichen dafür, dass sich das Reinvermögen in der Zeit nach dem Stichtag über diesen Betrag hinaus verringert hat oder bis zum Geschäftsjahresende verringern wird, sind allerdings nicht ersichtlich.

2. Dem Formwechsel sind keine Rechtsgeschäfte vorangegangen, die auf den Übergang des Vermögens der Gesellschaft auf die durch Formwechsel zu gründende Aktiengesellschaft hingezielt haben. Das Vermögen der Gesellschaft, das die Sacheinlageleistung bei der Aktiengesellschaft darstellt, wurde im Rahmen des laufenden Geschäftsbetriebs der Gesellschaft geschaffen und erworben.

3. Bei der DCC HoldCo 3 (drei) GmbH handelt es sich um eine Gesellschaft mit geringen operativen Aktivitäten. Mit Ausnahme der Verwaltung ihres eigenen Vermögens, das ausschließlich in Anteilen an verbundenen Unternehmen besteht, der Führung ihrer Tochtergesellschaften und der Erfüllung von bestimmten Aufgaben aus einem konzerninternen Dienstleistungsvertrag war sie nicht geschäftlich tätig. Da die DCC HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren vor der Fassung des Umwandlungsbeschlusses Vermögensgegenstände weder angeschafft noch hergestellt hat, sind auch keine Anschaffungs- und Herstellungskosten angefallen (vgl. § 32 Abs. 2 Nr. 2 AktG). Entsprechend zeigen die

Bilanzen der Gesellschaft zum 30. September 2005 und zum 30. September 2004 jeweils keine Veränderungen gegenüber dem Vorjahr beim Anlagevermögen der Gesellschaft.

4. Zum Nachweis der Betriebserträge der DCC HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren (vgl. § 32 Abs. 2 Nr. 3 AktG) fügen wir als **Anlagen 1 und 2** Kopien der Jahresabschlüsse für die Geschäftsjahre 2003/2004 und 2004/2005 bei. Daraus ergibt sich folgende Ergebnisentwicklung:

   a) Ausweislich der Bilanz für das Geschäftsjahr 2003/2004 bestand zum 30. September 2004 ein Jahresfehlbetrag von EUR 24.669.583,35. Der Jahresfehlbetrag beruhte im Wesentlichen auf der Übernahme des Verlusts abhängiger Unternehmen auf Grund des Ergebnisabführungsvertrags mit der DCC HoldCo 4 (vier) GmbH und Zinsen auf ein Gesellschafterdarlehen. Der ausgeglichene Verlust betrug EUR 18,014 Mio., die Zinsen auf das Gesellschafterdarlehen EUR 5,439 Mio. In der Bilanz ist ferner ein Verlustvortrag von EUR 20.914.706,86 ausgewiesen. Mit Wirkung zum 30. Juni 2004 hat die Gesellschafterin der Gesellschaft, die DCC Luxembourg 2 S.à r.l., auf ein Darlehen nebst aufgelaufener Zinsen in Höhe von insgesamt EUR 77 Mio. verzichtet und diesen Betrag der Kapitalrücklage der Gesellschaft zugeführt. Entsprechend stand dem Jahresfehlbetrag und dem Verlustvortrag zum 30. September 2004 eine Kapitalrücklage in Höhe von EUR 118.751.177,75 gegenüber.

   b) Ausweislich der Bilanz für das Geschäftsjahr 2004/2005 bestand ein Jahresfehlbetrag von EUR 58.001.584,39. Der Jahresfehlbetrag beruhte im Wesentlichen auf der Übernahme des Verlusts abhängiger Unternehmen. In der Bilanz ist ferner ein Verlustvortrag von EUR 45.584.290,21 ausgewiesen. Die Kapitalrücklage der Gesellschaft erhöhte sich im Geschäftsjahr 2004/2005 durch Einzahlungen unmittelbarer und mittelbarer Gesellschafter um mehr als EUR 100 Mio. Dem Jahresfehlbetrag und dem Verlustvortrag stand zum 30. September 2005 damit eine Kapitalrücklage in Höhe von EUR 218.926.791,19 gegenüber.

   c) Es ist zu erwarten, dass die Gesellschaft auch am Geschäftsjahresende am 30. September 2006 einen Jahresfehlbetrag ausweisen wird, der aber bei vorsichtiger Abschätzung einen Betrag von EUR 20 Mio. nicht übersteigen wird. In der Bilanz wird ferner ein Verlustvortrag in Höhe von ca. EUR 103,6 Mio. ausgewiesen werden. Dem Jahresfehlbetrag und dem Verlustvortrag wird, vorbehaltlich einer Verrechnung, die Kapitalrücklage in Höhe von ca. EUR 218,9 Mio. gegenüber stehen.

5. Die hohen Verluste der letzten Jahre wurden durch ein umfangreiches operatives Restrukturierungsprogramm und u.a. damit zusammenhängende Finanzierungsaufwendungen

verursacht. Als Obergesellschaft der Demag Cranes & Components-Gruppe hat die Gesellschaft freiwillig einen konsolidierten Konzernabschluss nach International Financial Reporting Standards erstellt. Die nachfolgende Tabelle mit wesentlichen Ertragskennzahlen der Gruppe über die letzten drei Jahre gibt einen Überblick über die operative Entwicklung und die Beiträge zu den aufgelaufenen Verlusten.

Kennzahl	2003	2004	2005
Umsatz (sales) in TEUR	666.689	620.812	660.224
Bruttogewinn (gross profit) in TEUR	121.238	145.372	176.923
Betriebliches Ergebnis (EBIT) in TEUR	-46.827	-7.156	17.844
Zinsen und ähnliche Erträge/Aufwendungen (interest and similar income/expense) in TEUR	-10.346	-29.533	-23.566
Ergebnis nach Steuern (profit after tax) in TEUR	-39.100	-22.505	-3.686

Das konsolidierte Eigenkapital der Gruppe hat sich in dieser Zeit wie folgt entwickelt:

- 2003: TEUR -5.267
- 2004: TEUR 53.657
- 2005: TEUR 146.289

6. Die Gründer sind der Auffassung, dass der Ertragswert der Gesellschaft und des Konzerns das bilanzielle Nettovermögen der Gesellschaft deutlich übersteigt.

V.

Über die Lage und den bisherigen Geschäftsverlauf der formwechselnden Gesellschaft erklären wir:

1. Im Hinblick auf die Höhe des Stammkapitals verweisen wir auf die Ausführungen unter II.

2. Die DCC HoldCo 3 (drei) GmbH befasst sich seit ihrer Gründung mit der Verwaltung ihres Vermögens, das ausschließlich aus Anteilen an verbundenen Unternehmen besteht, und der Leitung ihrer Tochtergesellschaften. Die operativ tätigen Tochtergesellschaften der Gesellschaft sind im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet von Transportverfahren, einschließlich Krane und ähnliche Produkte, sowie deren Komponenten tätig.

3. Auch im laufenden Geschäftsjahr betätigt sich die Gesellschaft bisher nur als Holding-Gesellschaft. Eine Änderung ihres Unternehmensgegenstands oder des Tätigkeitsschwerpunkts ihrer Tochtergesellschaften hat sich nicht ergeben.

4. Allerdings ist beabsichtigt, dass die Gesellschaft in naher Zukunft die Anteile an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, gegen Ausgabe eigener Aktien erwirbt. Diese Sachkapitalerhöhung wird Gegenstand einer Prüfung durch einen gerichtlich bestellten Prüfer nach § 183 Abs. 3 AktG sein. Der Einbringungsvertrag wird als Nachgründungsvertrag i.S.d. § 52 AktG behandelt werden.

5. Möglicherweise wird die Gesellschaft in Zukunft verstärkt gruppeninterne Dienstleistungen an ihre Tochtergesellschaften erbringen.

6. Der Gegenstand des Unternehmens wird im Hinblick auf die Einbringung der Anteile an der Gottwald HoldCo 3 (drei) GmbH einschließlich ihrer operativ tätigen Tochtergesellschaften und die Erbringung gruppeninterner Dienstleistungen wie folgt erweitert: Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe. Die Gesellschaft kann auf den in vorstehend genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

5. Im Hinblick auf die wirtschaftliche Situation verweisen wir auf die Ausführungen unter IV., insb. 1. und 4., insb. lit. c) und 5.

VI.

Der Aufsichtsrat der DCC HoldCo 3 (drei) GmbH setzt sich aus 12 Personen zusammen und ist gemäß den §§ 1 Abs. 1, 5 Abs. 1, 7 Abs. 1 Nr. 1 MitbestG aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer gebildet worden.

Der gegenwärtig bestehende Aufsichtsrat der Gesellschaft besteht gemäß § 203 UmwG als Aufsichtsrat der aus der Umwandlung hervorgehenden Aktiengesellschaft fort und setzt sich wie folgt zusammen:

1. Dr. Horst Heidsieck
2. Heinrich Fischer
3. Reinhard Gorenflos
4. Eberhard Kuhn
5. Prof. Heinrich Pack
6. Werner Paschke

- als Anteilseignervertreter -

7. Josef Berger
8. Gerd-Uwe Boguslawski
9. Alfred Hack
10. Reinhard Möller
11. Hubert Rosenthal
12. Ralph Triebel

- als Arbeitnehmervertreter -

VII.

Der Aufsichtsrat hat mit Beschluss vom 28. April 2006 die Herren

1. Harald J. Joos
2. Dirk Kießling

zu Mitgliedern des Vorstands bestellt und Herrn

Harald J. Joos

zum Vorsitzenden des Vorstands bestellt.

VIII.

Die Demag Cranes AG hat den Umwandlungsaufwand bis zur Höhe von EUR 90.000 übernommen. § 22 Abs. 2 der Satzung enthält eine entsprechende Festsetzung.

Beim Formwechsel wurden keine Aktien von Mitgliedern des Vorstands oder des Aufsichtsrates übernommen. Die DCC Management Beteiligungs GmbH & Co. KG hält ihre Anteile an der Gesellschaft wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an der DCC Management Beteiligungs GmbH & Co. KG halten. Zu dieser Gruppe gehören u.a. auch das Vorstandsmitglied Joos und verschiedene Anteilseignervertreter im Aufsichtsrat der Gesellschaft. Kein Mitglied des Vorstands oder des Aufsichtsrates hat sich einen besonderen Vorteil, eine Entschädigung oder eine Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

IX.

Zum Abschlussprüfer für den ersten Jahresabschluss der umgewandelten Aktiengesellschaft wurde die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, bestellt.

X.

Wir haben im Umwandlungsbeschluss vom 28. April 2006 auf die Erstattung eines Umwandlungsberichts durch die Geschäftsführer der DCC HoldCo 3 (drei) GmbH gemäß § 192 Abs. 3 UmwG, auf das Angebot einer Barabfindung gemäß § 207 UmwG und auf unser Anfechtungsrecht gemäß §§ 195, 196 UmwG verzichtet.

Düsseldorf, den 28. April 2006

DCC Luxembourg 2 S.à r.l., vertreten durch deren alleinvertretungsberechtigten Geschäftsführer

Werner Paschke

Düsseldorf, den 28. April 2006

DCC Management Beteiligungs GmbH & Co. KG, vertreten durch ihre Komplementärin, die Demag Management Equity Participation Verwaltungs GmbH, vertreten durch deren Geschäftsführer

Dr. Horst Heidsieck

Düsseldorf, den 28. April 2006

DCC Management Beteiligungs GmbH & Co. KG, vertreten durch ihre Komplementärin, die Demag Management Equity Participation Verwaltungs GmbH, vertreten durch deren Geschäftsführer

René Pepyn Dinandt

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 2. Mai 2006

Dr. Armin Hauschild
Notar

Beglaubigte Abschrift

Umwandlungs-Gründungsprüfungsbericht

der Mitglieder des Vorstands und des Aufsichtsrats

Wir, die unterzeichnenden sämtlichen Mitgliedes des Vorstands und des Aufsichtsrats der durch formwechselnde Umwandlung der DCC HoldCo 3 (drei) GmbH (HR B 5548, Amtsgericht Hagen) gemäß §§ 238 ff. UmwG entstehenden

Demag Cranes AG, Wetter (Ruhr),

erstatten gemäß §§ 245 Abs. 1, 197 UmwG i.V.m. § 33 Abs. 1 AktG folgenden Prüfungsbericht:

1. Bei der Prüfung haben uns die folgenden Unterlagen vorgelegen:

   a) Ausfertigung des notariellen Protokolls über die Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH vom 28. April 2006 (UR-Nr. H 1418 / 2006 des Notars Dr. Armin Hauschild in Düsseldorf), in der die formwechselnde Umwandlung der DCC HoldCo 3 (drei) GmbH in die Demag Cranes AG (die „**Aktiengesellschaft**") beschlossen und die Satzung der Aktiengesellschaft festgestellt sowie der Abschlussprüfer der Gesellschaft bestellt worden ist.

   b) Niederschrift über den Beschluss des Aufsichtsrats der Aktiengesellschaft vom 28. April 2006 betreffend die Bestellung des Vorstands der Gesellschaft.

   c) Jahresabschluss der DCC HoldCo 3 (drei) GmbH zum 30. September 2005.

   d) Umwandlungs-Gründungsbericht nebst Anlagen der DCC Luxembourg 2 S.à r.l. und der DCC Management Beteiligungs GmbH & Co. KG als Gesellschafter der DCC HoldCo 3 (drei) GmbH, die für die formwechselnde Umwandlung gestimmt haben, vom 28. April 2006.

2. Der sich aus den vorgenannten Urkunden ergebende Hergang des Formwechsels entspricht nach unserer Prüfung den gesetzlichen Vorschriften. Insbesondere haben wir Folgendes festgestellt:

   a) Die von den Gesellschaftern der DCC HoldCo 3 (drei) GmbH, die für die formwechselnde Umwandlung gestimmt haben, im Umwandlungs-Gründungsbericht gemachten Angaben sind vollständig und richtig.

b) Das Grundkapital der Aktiengesellschaft in Höhe von EUR 11.602.800 ist durch den Wert des Reinvermögens der Gesellschaft gedeckt. Dies ergibt sich sowohl aus dem nach HGB-Grundsätzen aufgestellten Einzelabschluss der Gesellschaft zum 30. September 2005 als auch aus dem nach International Financial Reporting Standards aufgestellten Konzernabschluss der Gesellschaft zum 30. September 2005. Auch der Ertragswert zeigt, dass der Wert des Unternehmens den Betrag des Grundkapitals deutlich übersteigt. Überbewertungen sind nicht vorgenommen worden.

c) Rechtsgeschäfte, die auf den Erwerb des Vermögens des bisherigen Rechtsträgers durch die Aktiengesellschaft hingezielt haben, sind nicht getätigt worden.

d) Sondervorteile zu Gunsten von Gesellschaftern sind nicht ausbedungen.

e) Gemäß § 22 der Satzung trägt die Gesellschaft den Aufwand für den Formwechsel bis zu einer Höhe von EUR 90.000. Der Aufwand für den Formwechsel wird auf weniger als EUR 90.000 geschätzt. Einwendungen gegen diesen Ansatz sind nicht zu erheben.

f) Uns ist bekannt, dass das Vorstandsmitglied Joos sowie einzelne Mitglieder des Aufsichtsrats an der DCC Management Beteiligungs GmbH & Co. KG beteiligt sind und daher zwangsläufig in Zukunft an einer Gesellschaft beteiligt sind, die für sie Aktien der Aktiengesellschaft hält. Im Übrigen haben aber weder die Mitglieder des Vorstands noch die des Aufsichtsrats Aktien für eigene oder fremde Rechnung übernommen.

g) Weder ein Mitglied des Vorstands noch ein Mitglied des Aufsichtsrats hat sich einen besonderen Vorteil oder eine Entschädigung oder Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

Düsseldorf, den 28. April 2006

Der Vorstand:

Harald Joachim Joos

Dirk Kießling

Düsseldorf, den 28. April 2006

Der Aufsichtsrat:

Dr. Horst Heidsieck

Josef Berger

Gerd-Uwe Boguslawski

Heinrich Fischer

Reinhard Gorenflos

Alfred Hack

Eberhard Kuhn

Reinhard Möller

Prof. Heinrich Pack

Werner Paschke

Hubert Rosenthal

Hubert Rosenthal

Ralph Triebel

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 2. Mai 2006

Dr. Armin Hauschild
Notar

Bericht

über die Prüfung der Gründung der

Demag Cranes AG
Wetter

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Inhaltsverzeichnis

Anlageverzeichnis

1 Auftrag und Auftragsdurchführung

Mit Beschluss vom 29. März 2006 hat uns das Amtsgericht Hagen nach den §§ 197, 245, 220 Umwandlungsgesetz (UmwG) i. V. m. §§ 33 Aktiengesetz (AktG) zum Gründungsprüfer (Umwandlungsprüfer) für die Gründung der

Demag Cranes AG, Wetter,

bestellt.

Anlass der Prüfung ist die im Wege des Formwechsels gemäß den §§ 190 ff. i. V. m. §§ 226 ff. und §§ 238 ff. UmwG erfolgte Gründung der Gesellschaft, die aus der

DCC HoldCo 3 (drei) GmbH, Wetter,
–im Folgenden auch „DCC 3 GmbH" genannt–

hervorgeht.

Die Einzelheiten des Formwechsels sind in dem als Anlage 1 beigefügten notariell beurkundeten Umwandlungsbeschluss vom 28. April 2006 (siehe Anlage 1) festgelegt.

Die Durchführung der Prüfung erfolgte gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 UmwG und § 197 UmwG i. V. m. §§ 33 Abs. 2, 34 AktG.

In Übereinstimmung mit dem gesetzlichen Prüfungsumfang gemäß § 34 AktG haben wir auftragsgemäß den Gründungsvorgang geprüft. Hierbei erstreckte sich die Prüfung im Wesentlichen darauf, ob die Angaben im Gründungsbericht der Gründungsgesellschafter und im Bericht des Vorstandes und des Aufsichtsrates über die Gründungsprüfung richtig und vollständig sind, insbesondere, ob die Angaben über die Übernahme der Aktien, über die Einlagen auf das Grundkapital und die Festsetzungen nach den §§ 26 und 27 AktG richtig und vollständig sind, sowie ob der Wert des Vermögens der DCC 3 GmbH als formwechselnde Gesellschaft den Nennbetrag des Grundkapitals der Demag Cranes AG mindestens erreicht. Hierüber erstatten wir nachfolgend Bericht.

Dem Auftrag liegen die als Anlage 8 beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 zu Grunde. Die Höhe unserer Haftung bestimmt sich nach § 49 AktG i. V. m. § 323 Abs. 2 HGB. Im Verhältnis zu Dritten ist Nr. 1 Abs. 2 und Nr. 9 der Allgemeinen Auftragsbedingungen maßgebend.

Wir haben die Gründungsprüfung im Monat April 2006 durchgeführt. Art und Umfang unserer Prüfungshandlungen haben wir in unseren Arbeitspapieren festgehalten.

Zur Durchführung unserer Prüfung standen uns insbesondere folgende Unterlagen zur Verfügung:

- Notarielle Urkunde über die Gesellschafterversammlung der DCC 3 GmbH mit dem Beschluss über den Formwechsel der Gesellschaft vom 28. April 2006 (siehe Anlage 1);
- Satzung der Demag Cranes AG in der Fassung des Umwandlungsbeschlusses vom 28. April 2006;
- Gründungsbericht der Gründungsgesellschafter der Demag Cranes AG vom 28. April 2006 (siehe Anlage 2);
- Gründungsprüfungsbericht des Vorstands und des Aufsichtsrates der Demag Cranes AG vom 28. April 2006 (siehe Anlage 3);
- Gesellschaftsvertrag der DCC 3 GmbH in der letzten Fassung vom 27. November 2003 (siehe Anlage 4);
- Handelsregisterauszug des Amtsgerichts Hagen über die DCC 3 GmbH vom 9. Februar 2006 (siehe Anlage 5);
- von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main und Berlin, Zweigniederlassung Düsseldorf erstellte gutachtliche Stellungnahme zur Ermittlung eines Wertverhältnisses zum 1. Oktober 2005 zwischen der DCC HoldCo 3 (drei) GmbH, Wetter, und der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf;
- von der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, –im Folgenden auch „Deloitte" genannt– geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschlüsse (HGB) der DCC 3 GmbH für die zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahre;
- konsolidierte Planungsrechnungen der DCC-Gruppe für die zum 30. September 2006, 30. September 2007, 30. September 2008, 30. September 2009 und zum 30. September 2010 endenden Geschäftsjahre;
- von Deloitte geprüfter und mit einem uneingeschränkten Bestätigungsvermerk versehener Konzernabschluss (IFRS) der DCC HoldCo 3 (drei) GmbH zum 30. September 2005;

- Einzelplanungen der Tochtergesellschaften der DCC 3 GmbH, mit Gewinn- und Verlustrechnungen, Bilanzen und Cash Flow-Ableitung für die Plangeschäftsjahre 2005/2006 bis 2009/2010;
- Bericht der A. T. Kearney GmbH, Düsseldorf, über die Prüfung der Geschäftsstrategie der DCC-Gruppe vom 10. März 2006.

Darüber hinaus haben uns Entwürfe der notariellen Urkunde, der Satzung, des Gründungsberichts der Gründungsgesellschafter und der Gründungsprüfungsbericht des Vorstands und Aufsichtsrat im Vorfeld vorgelegen.

Alle weiteren erforderlichen Unterlagen sind uns von der Gesellschaft bereitwillig zur Verfügung gestellt worden, ebenso sind uns alle von uns erbetenen Auskünfte bereitwillig erteilt worden. Die Geschäftsführung der DCC 3 GmbH hat uns in einer Vollständigkeitserklärung bestätigt, dass uns sämtliche sachverhaltsrelevanten Informationen und Dokumente zugänglich gemacht worden sind.

2 Rechtliche und wirtschaftliche Grundlagen der DCC 3 GmbH

2.1 Rechtliche Grundlagen

Die DCC 3 GmbH ist im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen. Sitz der Gesellschaft ist Wetter.

Das Stammkapital der DCC 3 GmbH beträgt zum Zeitpunkt der Fassung des Umwandlungsbeschlusses € 1.450.350 und ist in voller Höhe eingezahlt. Die Anteile werden gehalten von der DCC Luxembourg 2 S.à.r.l., Luxemburg, (Amtsgericht Luxembourg, B 88829) --im Folgenden auch kurz „DCC L" genannt-- in Höhe von € 1.238.350 (= 85,4 %) und der DCC Management und Beteiligungs GmbH & Co. KG, Düsseldorf, (Amtsgericht Düsseldorf, HRA 17036) --im Folgenden auch kurz „DCC M" genannt-- in Höhe von € 119.000 und € 93.000 (= 14,6 %).

Gegenstand der DCC 3 GmbH sind die Führung, Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Erbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.

Die DCC 3 GmbH hielt zum 30. September 2005 sämtliche Anteile an der DCC HoldCo 4 (vier) GmbH, Wetter, -- im Folgenden auch „DCC 4 GmbH" genannt. Zum 30. September 2005 betrug der Buchwert der Beteiligung an der DCC 4 GmbH € 108,2 Mio.

Die DCC 4 GmbH hat sich mit Vertrag vom 8. November 2002 verpflichtet, ihren Gewinn an die DCC 3 GmbH, mit Wirkung ab dem 1. Oktober 2002 abzuführen. Der Gewinnabführungsvertrag wurde am 13. März 2003 in das Handelsregister der DCC 4 GmbH eingetragen. Mit Abschluss des Ergebnisabführungsvertrages besteht seit dem 1. Oktober 2002 eine gewerbe- und körperschaftsteuerliche Organschaft.

Eine Aufstellung der Unternehmen, für die DCC 3 GmbH mittelbar und unmittelbar als Holdinggesellschaft tätig ist, ist in Anlage 7 aufgeführt.

Geschäftsführer der DCC 3 GmbH sind:

- Herr Harald J. Joos (Vorsitzender),
- Herr Dr. Horst J. Heiber,
- Herr Dr. Thomas Zipse (seit 24. Juni 2005).

Der Aufsichtsrat der DCC 3 GmbH setzt sich wie folgt zusammen:

Arbeitgebervertreter:

- Herr Dr. Horst Heidsieck (Vorsitzender),
- Herr Heinrich Fischer,
- Herr Reinhard Gorenflos,
- Herr Johannes P. Huth (bis 31. Mai 2005),
- Herr Eberhard Kuhn,
- Herr Prof. Heinrich Pack,
- Herr Werner Paschke.

Arbeitnehmervertreter:

- Herr Josef Berger,
- Herr Gerd-Uwe Boguslawski,
- Herr Alfred Hack,
- Herr Reinhard Möller,
- Herr Hubert Rosenthal,
- Herr Ralf Triebel.

2.2 Wirtschaftliche Grundlagen

Die Tätigkeit der DCC 3 GmbH beschränkt sich auf ihre Stellung als Holdinggesellschaft und dementsprechend auf die Verwaltung der Beteiligung an der DCC 4 GmbH. Die DCC 3 GmbH ist die deutsche Holdinggesellschaft der in Anlage 7 aufgeführten Gesellschaften. Damit ist die wirtschaftliche Lage der DCC 3 GmbH maßgeblich von der wirtschaftlichen Entwicklung der mittelbaren und unmittelbaren Beteiligungsgesellschaften, die im Bereich der Fertigung von Industriekranen und Antriebstechnik global tätig sind, bestimmt.

Mittels Ergebnisabführungsvertrag zwischen der DCC 3 GmbH als Organträger und ihrem Tochterunternehmen DCC 4 GmbH als Organgesellschaft wird das Jahresergebnis an die DCC 3 GmbH abgeführt oder --bei Verlusten-- von der DCC 3 GmbH ausgeglichen. Der Vertrag hat eine Laufzeit bis zum 30. September 2007 und verlängert sich jeweils um ein Jahr, sofern er nicht sechs Monate vor Ablauf der Vertragsdauer gekündigt wird. Die Verzinsung der Ansprüche aus dem Ergebnisabführungsvertrag erfolgt mit 12,5 Basispunkten über den Refinanzierungssatz der DEMAG-Gruppe.

3 Darstellung und Beurteilung der Gründung

3.1 Gründungshergang

Gemäß dem als Anlage 1 beigefügten notariell beurkundeten Protokoll der Gesellschafterversammlung der DCC 3 GmbH vom 28. April 2006 (siehe Anlage 1) wurde die formwechselnde Umwandlung gemäß §§ 190 ff, 238 ff. UmwG der DCC 3 GmbH in die Rechtsform der Aktiengesellschaft beschlossen.

Wesentliche, für den Formwechsel maßgebliche Inhalte des Umwandlungsbeschlusses sind:

- Die DCC 3 GmbH wird formwechselnd gemäß den §§ 190 ff. UmwG in eine Aktiengesellschaft umgewandelt.
- Die Aktiengesellschaft führt die Firma „Demag Cranes AG" und hat ihren Sitz in Wetter.
- Im Wege der Kapitalerhöhung aus Gesellschaftsmitteln (durch Gesellschafterbeschluss vom 28. April 2006) wird ein Teil der zum 30. September 2005 ausgewiesenen Kapitalrücklage von € 218.926.791,19 in Stammkapital der DCC 3 GmbH umgewandelt. Dadurch erhöht sich das bisherige Stammkapital von € 1.450.350 auf € 11.602.800. Der Formwechsel soll gemäß Beschluss erst nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln erfolgen. Das Stammkapital in Höhe von € 11.602.800 wird zum Grundkapital der Demag Cranes AG. Das Grundkapital soll in 11.602.800 auf den Inhaber lautende Stückaktien eingeteilt werden. Die DCC L soll mit 9.906.800 auf den Inhaber lautenden Stückaktien und die DCC M mit 1.696.000 auf den Inhaber lautenden Stückaktien am Grundkapital der Aktiengesellschaft beteiligt werden.
- Art und Umfang der Beteiligung an der Aktiengesellschaft sowie die Rechte der Aktionäre im Einzelnen ergeben sich aus der mit dem Umwandlungsbeschluss festgestellten Satzung der Aktiengesellschaft, die ein Bestandteil des Umwandlungsbeschlusses ist und diesem als Anlage 4 beigefügt ist
- Besondere Rechte (z. B. Vorzugsaktien, Mehrstimmrechtsaktien etc.) für einzelne Gesellschafter oder Dritte werden nicht gewährt.
- Die Gesellschaft hat keine Arbeitnehmer und keinen Betriebsrat. Daher ergeben sich keine Folgen für Arbeitnehmer und ihre Vertretungen.
- Bei der Gesellschaft ist ein Aufsichtsrat gemäß MitbestG 1976 gebildet, der nach § 203 UmwG fortbesteht.

- Zum Abschlussprüfer für das am 30. September 2006 endende Geschäftsjahr wird die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, gewählt.

- Die Kosten des Formwechsels trägt die Gesellschaft bis zum Betrag von € 90.000.

Darüber hinaus enthält der Umwandlungsbeschluss alle sonstigen Pflichtangaben gemäß §§ 194 Abs. 1, 243 i. V. m. § 218 UmwG und § 23 AktG.

Durch Beschluss des Aufsichtsrats vom 28. April 2006 wurden als Mitglieder des Vorstands der Demag Cranes AG bestellt:

- Herr Harald Joachim Joos (Vorsitzender),

- Herr Dirk Kießling.

In Höhe von € 11.602.800 wurde das Grundkapital dadurch erbracht, dass die Gesellschafter der DCC 3 GmbH mit Sitz in Wetter diese Gesellschaft formwechselnd nach den §§ 190 ff Umwandlungsgesetz in die Rechtsform der Aktiengesellschaft umgewandelt haben.

Der Festsetzung eines Barabfindungsgebotes bedurfte es nicht, da beide Gesellschafter durch notariell beurkundete Erklärung auf ein solches Abfindungsangebot verzichtet haben.

Die Gesellschafter haben den Umwandlungsbeschluss einstimmig gefasst. Die gesetzlichen Mehrheitsanforderungen gemäß § 240 Abs. 1 Satz 1 UmwG wurden damit eingehalten.

Als Gründer der Aktiengesellschaft gelten gemäß § 244 Abs. 1 i. V. m. § 245 Abs. 1 Satz 1 UmwG die DCC L und die DCC M.

Eine Klage gegen die Wirksamkeit des Umwandlungsbeschlusses ist ausgeschlossen, da der Umwandlungsbeschluss von den an dem formwechselnden Rechtsträger beteiligten Gesellschaftern einstimmig gefasst wurde.

Die Gesellschafter haben auf die Erstattung eines Umwandlungsberichtes i. S. d. § 192 UmwG notariell verzichtet. Der Verzicht ist gemäß den § 238 Satz 3 i. V. m. § 192 Abs. 3 UmwG zulässig. Die Gesellschafter haben einzeln auf eine mündliche Erläuterung des Entwurfs des Umwandlungsbeschlusses gemäß § 239 Abs. 2 UmwG verzichtet.

Die gesetzlichen Formerfordernisse wurden beachtet.

3.2 Ordnungsmäßigkeit der Satzung

Die Satzung der Demag Cranes AG ist dem notariellen Umwandlungsbeschluss der Gesellschaft vom 28. April 2006 (siehe Anlage 1) beigefügt.

Die Satzung entspricht den Anforderungen gemäß § 197 UmwG i. V. m. § 23 Abs. 3 und Abs. 4 AktG.

In der Satzung ist bestimmt, dass die Umwandlungskosten von voraussichtlich € 90.000 von der DCC 3 GmbH getragen werden. Einwendungen gegen diesen Kostenansatz sind nicht zu erheben.

Die Ordnungsmäßigkeit der übrigen Satzungsbestimmungen wurde festgestellt.

3.3 Gründungsbericht und Gründungsprüfungsbericht

Die Gesellschafter der DCC 3 GmbH, die für den Formwechsel gestimmt haben, haben am 28. April 2006 einen Gründungsbericht gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 2, 197 Satz 1 UmwG i. V. m. § 32 AktG erstellt.

Der Gründungsbericht enthält die notwendigen Angaben nach § 32 Abs. 2 und 3 AktG. Er legt den bisherigen Geschäftsverlauf und die Lage der formwechselnden Gesellschaft gemäß §§ 245 Abs. 1, 220 Abs. 2 UmwG dar. Insbesondere bestätigen die Gründer, dass für Rechnung der Mitglieder des Aufsichtsrats beziehungsweise der Mitglieder des Vorstands der Demag Cranes AG keine Aktien übernommen wurden oder diese sich keine besonderen Vorteile oder eine Entschädigung bzw. Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen haben. Auch andere Sondervorteile zu Lasten der Demag Cranes AG wurden nicht gewährt. Die DCC M hält ihre Anteile an der Gesellschaft wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an der DCC M halten. Zu dieser Gruppe gehören u. a. auch das Vorstandsmitglied Joos und verschiedene Anteilseignervertreter im Aufsichtsrat der Gesellschaft. Kein Mitglied des Vorstands oder des Aufsichtsrates hat sich einen besonderen Vorteil, eine Entschädigung oder eine Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

Die Mitglieder des Vorstands und des Aufsichtsrats der Demag Cranes AG haben gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 UmwG i. V. m. § 33 Abs. 1 AktG den Hergang der Gründung geprüft und am 28. April 2006 darüber gemäß § 34 Abs. 2 AktG schriftlich berichtet. Der Gründungsprüfungsbericht enthält die nach § 34 Abs. 1 und 2 AktG erforderlichen Angaben.

3.4 Wertverhältnisse im Zeitpunkt der Umwandlung

3.4.1 Grundlagen

Die DCC 3 GmbH besteht mit Wirksamkeit des Formwechsels in der Rechtsform der Aktiengesellschaft weiter; ein Vermögensübergang findet nicht statt. Gemäß § 247 Abs. 1 UmwG wird durch den Formwechsel das bisherige Stammkapital der DCC 3 GmbH als formwechselnde Gesellschaft zum Grundkapital der Demag Cranes AG. Nach den §§ 245 Abs. 1 Satz 2, 220 Abs. 1 UmwG darf der Nennbetrag des Grundkapitals der Aktiengesellschaft das nach Abzug der Schulden verbleibende Vermögen der formwechselnden Gesellschaft nicht übersteigen. Der Formwechsel wird wie eine Sachgründung der Aktiengesellschaft behandelt, wobei Gegenstand der „Sacheinlage" das Vermögen der formwechselnden Gesellschaft ist.

Die umwandlungsrechtlichen Vorschriften zum Formwechsel enthalten darüber hinaus keine ausdrückliche Regelung über die Art und Weise der Bewertung des als Sacheinlage zu behandelnden Vermögens der formwechselnden Gesellschaft.

Für die Beurteilung der Frage, ob der Wert des Vermögens der DCC 3 GmbH mindestens den Nennbetrag des Grundkapitals der Demag Cranes AG deckt, haben wir die folgenden Überlegungen angestellt.

3.4.2 Vermögenslage der DCC 3 GmbH

Zur Beurteilung des Wertes des Vermögens der DCC 3 GmbH haben wir zunächst die Bilanzansätze des Vermögens der Gesellschaft zum 30. September 2005 betrachtet. Nachfolgend ist die verkürzte Bilanz der mit uneingeschränktem Bestätigungsvermerk der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlüsse der DCC 3 GmbH zum 30. September 2004 und 30. September 2005 abgebildet.

Bilanz DCC HoldCo 3 (drei) GmbH (HGB)		
Geschäftsjahresende zum 30. September	**2004 € Mio.**	**2005 € Mio.**
Finanzanlagen	108,2	108,2
Anlagevermögen	**108,2**	**108,2**
Forderungen gegen verbundene Unternehmen	-	70,4
Flüssige Mittel	-	-
Umlaufvermögen	**-**	**70,4**
Summe Aktiva	**108,2**	**178,6**
Gezeichnetes Kapital	1,5	1,5
Kapitalrücklagen	118,7	218,9
Bilanzverlust	45,6	103,6
Eigenkapital	**74,6**	**116,8**
Rückstellungen	0,2	0,2
Verbindlichkeiten gegenüber verbundenen Unternehmen	33,4	61,6
Summe Passiva	**108,2**	**178,6**

Für die Zusammensetzung des Finanzanlagevermögens verweisen wir auf Abschnitt 2.1.

Die Forderungen gegen verbundene Unternehmen betreffen zum 30. September 2005 die Ausreichung eines Darlehens von ursprünglich € 100,0 Mio an die DCC HoldCo 5 (fünf) GmbH. Durch Konzernverrechnungen reduzierte sich der Darlehensbetrag auf T€ 70.385 (inklusive aufgelaufener Zinsen).

Das Stammkapital der DCC 3 GmbH beträgt € 1,5 Mio. Auf Veranlassung der Gesellschafterin DCC L erfolgte eine Zahlung von € 100 Mio seitens der Stabilus B.V., Amsterdam, die zum 30. September 2005 die Kapitalrücklage der Gesellschaft auf € 218,9 Mio erhöhte.

Die Verbindlichkeiten gegenüber verbundenen Unternehmen betreffen im Wesentlichen die Verlustausgleichsverpflichtung aus dem seit dem 1. Oktober 2002 mit der DCC 4 GmbH bestehenden Ergebnisabführungsvertrag. Die Vorjahresverbindlichkeit wurde durch Konzernverrechnungen erfüllt.

Das im Rahmen der formwechselnden Umwandlung gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 1 UmwG zu betrachtende (Rein-) Vermögen entspricht dem Unterschiedsbetrag von Vermögen und Schulden der Gesellschaft und ist somit mit dem Eigenkapital der DCC 3 GmbH gleichzusetzen.

Im Wege der Kapitalerhöhung aus Gesellschaftsmitteln ist durch Beschluss der Gesellschafterversammlung vom 28. April 2006 das Gezeichnete Kapital der DCC 3 GmbH von € 1.450.350 auf € 11.602.800 erhöht wurden. Der Formwechsel soll gemäß Beschluss erst nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln erfolgen.

Bei Heranziehung der Buchwerte der Gesellschaft zum 30. September 2005 ergibt sich unter Berücksichtigung eines bilanziellen Eigenkapitals von € 116,8 Mio und des zum Zeitpunkt der formwechselnden Umwandlung bestehenden Stammkapitals von € 11,6 Mio ein Unterschiedsbetrag von € 105,2 Mio. Somit übertrifft bereits unter Heranziehung der unter Beachtung des Vorsichtsprinzips angesetzten Buchwerte das nach Abzug der Schulden verbleibende Vermögen der DCC 3 GmbH den Nennbetrag des Grundkapitals der Demag Cranes AG in Höhe von € 11,6 Mio deutlich.

3.4.3 Ertragsentwicklung bei der DCC 3 GmbH

Die Entwicklung der Ertragslage der DCC 3 GmbH in den zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahren stellt sich wie nachstehend abgebildet dar. Die Zahlen wurden den mit einem uneingeschränkten Bestätigungsvermerk versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlüssen der DCC 3 GmbH zum 30. September 2004 und zum 30. September 2005 entnommen.

Gewinn- und Verlustrechnung DCC HoldCo 3 (drei) GmbH (HGB)		
Geschäftsjahresende zum 30. September	**2004** **€ Mio.**	**2005** **€ Mio.**
Allgemeine Verwaltungskosten	0,8	0,3
Sonstige Zinsen und ähnliche Erträge	-	2,6
Aufwendungen aus Verlustübernahme	18,0	59,8
Zinsen und ähnliche Aufwendungen	5,9	0,5
Jahresfehlbetrag	**(24,7)**	**(58,0)**

Die Reduzierung des Ergebnisses aus Verlustübernahme im Geschäftsjahr 2004/2005 resultiert aus erhöhten Aufwendungen aus Verlustübernahme für die DCC 4 GmbH.

Der Rückgang der Zinsaufwendungen beruht im Wesentlichen auf den im letzten Geschäftsjahr 2003/2004 mit Wirkung zum 30. Juni 2004 vorgenommenen Darlehensverzicht (einschließlich aufgelaufener Zinsen) der DCC L.

Die DCC 3 GmbH erzielte im Geschäftsjahr 2003/2004 einen Jahresfehlbetrag in Höhe von € 24,7 Mio. Im Jahresabschluss des zum 30. September 2005 endenden Geschäftsjahres weist die DCC 3 GmbH einen Jahresfehlbetrag in Höhe von € 58,0 Mio aus.

Als deutsche Holdinggesellschaft der in Anlage 7 aufgeführten Gesellschaften der Demag Cranes & Components-Gruppe, --im Folgenden „DCC-Gruppe" genannt--, ist die wirtschaftliche Lage der DCC 3 GmbH maßgeblich von der wirtschaftlichen Entwicklung der mittelbaren und unmittelbaren Beteiligungsgesellschaften bestimmt. Aus diesem Grund sind zur Beurteilung der künftigen Ertragsentwicklung der DCC 3 GmbH die konsolidierten Gewinn- und Verlustverrechnungen nach IFRS heranzuziehen. Die konsolidierten Gewinn- und Verlustrechnungen stellen sich wie folgt dar:

Gewinn- und Verlustrechnung DCC-Gruppe (IFRS)

Geschäftsjahresende zum 30. September	2003 Ist € Mio.	2004 Ist € Mio.	2005 Ist € Mio.
Umsatz	**666,7**	**620,8**	**660,2**
Herstellungskosten	(545,5)	(475,4)	(483,3)
Rohertrag	**121,2**	**145,4**	**176,9**
Rohertrag (%)	*18,2%*	*23,4%*	*26,8%*
Forschungs- und Entwicklungskosten	(26,7)	(14,0)	(12,8)
Vertriebs- und Verwaltungskosten	(148,1)	(145,5)	(161,9)
Sonstige betriebliche Erträge/Aufwendungen	6,7	7,0	15,6
Ergebnis vor Zinsen und Steuern (EBIT)	**(46,8)**	**(7,2)**	**17,8**
EBIT (%)	*-7,0%*	*-1,2%*	*2,7%*
Finanzergebnis	(10,3)	(29,5)	(23,6)
Ergebnis vor Steuern (EBT)	**(57,2)**	**(36,7)**	**(5,7)**
Steuern	18,1	14,2	2,0
Jahresüberschuss	**(39,1)**	**(22,5)**	**(3,7)**

Die Jahresüberschüsse der DCC-Gruppe waren vornehmlich durch ein umfangreiches operatives Restrukturierungsprogramm und ähnliches sowie den damit zusammenhängenden Finanzierungsaufwendungen und durch Abschreibungen auf aufgedeckte stille Reserven belastet. Aus diesem Grund haben wir eine Bereinigung folgender Art vorgenommen.

Bereinigung des Ergebnisses vor Zinsen und Steuern (EBIT) der DCC-Gruppe (IFRS)			
Geschäftsjahresende zum 30. September	**2003 Ist € Mio.**	**2004 Ist € Mio.**	**2005 Ist € Mio.**
Ergebnis vor Zinsen und Steuern (EBIT)	**(46,8)**	**(7,2)**	**17,8**
Bereinigungen:			
außerordentliche Aufwendungen/Erträge	15,0	9,7	14,3
Abschreibungen auf aufgedeckte stille Reserven (Sachanlagen)	31,4	16,0	11,5
Abschreibungen auf aufgedeckte stille Reserven (Vorräte)	43,2	-	-
Bereinigtes Ergebnis vor Zinsen und Steuern	**42,8**	**18,5**	**43,6**

Wie aus der Tabelle ersichtlich ist hat die DCC-Gruppe gemäß IFRS-Konzernabschluss unter Betrachtung der reinen operativen Geschäftstätigkeit positive Betriebsergebnisse (Ergebnis vor Zinsen, Steuern und dem außerordentlichen Ergebnis) von rd. € 43 Mio in 2002/2003, von rd. € 19 Mio in 2003/2004 und von rd. € 44 Mio in 2004/2005 erwirtschaft. Auch die operativen Cash Flows vor Investitionen, Zinsen und Steuern waren in allen drei Geschäftsjahren positiv. Sie betragen in 2002/2003 rd. € 58,7 Mio, in 2003/2004 rd. € 16,6 Mio und in 2004/2005 rd. € 25,3 Mio.

Als außerordentliche Erträge und Aufwendungen wurden Effekte aus der Bilanzierung des Kaufpreises zum 1. Oktober 2002, der für die Übernahme der DCC 3 GmbH durch die Demag Holding S.à.r.l., Luxemburg, gezahlt wurde, bereinigt. Im Rahmen des Erwerbs wurden die Vermögenswerte zu Marktwerten („fair values") neu bewertet, woraus eine höhere Abschreibungsbasis und ein höheres Vorratsvermögen resultierte. Zur Verbesserung der Vergleichbarkeit der operativen Ertragslage sind die erhöhten Abschreibungen sowie der Ergebniseffekt aus dem Abverkauf des erhöhten Vorratsvermögens als außerordentliches Ergebnis eliminiert worden.

Nach einer Kapitalzuführung von € 100 Mio im Geschäftsjahr 2004/2005 (siehe Abschnitt 3.4.2) und einer damit verbundenen Zurückführung von verzinslichem Fremdkapital konnte das Finanzergebnis im Geschäftsjahr 2004/2005 gegenüber dem Vorjahr verbessert werden.

Zwecks Analyse der Planung haben wir im Rahmen unser Arbeiten mit dem betreffenden Management Erläuterungsgespräche geführt. Die DCC-Gruppe konnte für den Zeitraum vom 1. Oktober 2005 bis 28. Februar 2006 ihr geplantes EBIT in Höhe von € 15,1 Mio. um rd. 6,6 % übertreffen. Für das zum 30. September 2006 endende Geschäftsjahr erwartet die DCC-Gruppe ein Jahresergebnis von über € 10 Mio. Für die weiteren Geschäftsjahre werden deutlich höhere Jahresüberschüsse erwartet.

Da die DCC-Gruppe in den Unternehmensplanungen für die nach dem 30. September 2005 beginnenden Geschäftsjahre mit einer positiven Ertragslage rechnet, ist das Vermögen der DCC 3 GmbH auch im Hinblick auf die Erzielung künftiger Einnahmenüberschüsse werthaltig.

4 Schlusserklärung

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung gemäß den §§ 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 UmwG und § 197 UmwG i. V. m. §§ 33 Abs. 2, 34 AktG bestätigen wir auf Grund der uns zur Verfügung gestellten Unterlagen sowie der uns erteilten Aufklärungen und Nachweise, dass die Angaben der Gründer im Gründungsbericht über die Übernahme der Aktien, über die Einlagen auf das Grundkapital und über die Festsetzung nach den §§ 26, 27 AktG richtig und vollständig sind und dass der Nennbetrag des Grundkapitals der Aktiengesellschaft das nach Abzug der Schulden verbleibende Vermögen der formwechselnden GmbH nicht übersteigt.

Düsseldorf, den 28. April 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Beumer	Weimer
Wirtschaftsprüfer	*Wirtschaftsprüfer*
	Steuerberater

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT * BERLIN UND FRANKFURT a.M. * WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL

Anlagen

Die Übereinstimmung

dieser Abschrift mit der Urschrift

beglaubige ich.

Düsseldorf, den 28. April 2006

Dr. Armin Hauschild

ZIMMERMANN HAUSCHILD | Notare

Schadow Arkaden, Blumenstraße 28, 40212 Düsseldorf
Telefon +49(0)211-86 52 5-0, Telefax +49(0)211-86 52 5-25

Anlage 1

UR.Nr.: H 1418/2006

Verhandelt in Düsseldorf

am 28. April 2006

vor mir, dem unterzeichneten Notar

Dr. Armin Hauschild

erschienen

1. Herr Werner Paschke, geb. am 8. April 1950, wohnhaft rue Siggy vu Letzebuerg 41, L-1933 Luxembourg, ausgewiesen durch seinen Reisepass Nr. 1495434475,

   hier nicht handelnd im eigenen Namen, sondern in seiner Eigenschaft als alleinvertretungsberechtigter Geschäftsführer der DCC Luxembourg 2 S.à r.l.;

   eine notariell beglaubigte Abschrift des Handelsregisters der DCC Luxembourg 2 S.à r.l. ist in **Anlage 1** beigefügt,

2. Dr. Horst Heidsieck, geb. am 16. Juli 1947, wohnhaft Ostpreußenstraße 34, 63654 Büdingen, ausgewiesen durch seinen Personalausweis Nr. 420 8263 276 D,

   hier nicht handelnd im eigenen Namen, sondern im Namen der DCC Management Beteiligungs GmbH & Co. KG

   a) in seiner Eigenschaft als vertretungsberechtigter Geschäftsführer ihrer einzigen Komplementärin, der Demag Management Equity Participation Verwaltungs GmbH,

      öffentlich beglaubigte Abschriften der Handelsregisterauszüge für die DCC Management Beteiligungs GmbH & Co. KG und die Demag Management Equity Participation Verwaltungs GmbH sind in **Anlage 2** beigefügt, und

   b) in seiner Eigenschaft als rechtsgeschäftlicher Vertreter des zweiten Geschäftsführers der Demag Management Equity Participation Verwaltungs GmbH, Herrn Pepyn René Dinandt, aufgrund der als **Anlage 3** beigefügten notariell beglaubigten Vollmacht vom 21. April 2006.

Die Erschienenen, hier handelnd wie angegeben, erklärten sodann:

A.
Vorbemerkung

Die DCC Luxembourg 2 S.à r.l. und die DCC Management Beteiligungs GmbH & Co. KG sind alleinige Gesellschafter der DCC HoldCo 3 (drei) GmbH mit Sitz in Wetter (Ruhr), eingetragen im Handelsregister des Amtsgerichts Hagen unter HRB 5548 (nachfolgend auch „Gesellschaft" genannt).

Das voll eingezahlte Stammkapital der Gesellschaft beträgt EUR 1.450.350. Die DCC Luxembourg 2 S.à r.l. hält einen Geschäftsanteil in Höhe von EUR 1.238.350. Die DCC Management Beteiligungs GmbH & Co. KG hält einen Geschäftsanteil in Höhe von EUR 119.000 und einen Geschäftsanteil in Höhe von EUR 93.000.

B.

Unter Verzicht auf alle gesetzlichen und gesellschaftsvertraglichen Formen und Fristen der Einberufung, Ankündigung und Durchführung, insbesondere unter Verzicht auf die gesetzlichen Formvorschriften des § 239 UmwG, einschließlich des Verzichts durch jeden Gesellschafter einzeln auf eine mündliche Erläuterung des Entwurfs des Umwandlungsbeschlusses gemäß § 239 Abs. 2 UmwG zu Beginn der Verhandlung, und der Formvorschriften der § 238 S. 1 i.V.m. § 231 UmwG, halten wir hiermit eine

außerordentliche Gesellschafterversammlung

der DCC HoldCo 3 (drei) GmbH ab und fassen einstimmig folgende Beschlüsse:

I.
Kapitalerhöhung aus Gesellschaftsmitteln

1. Die in der Jahresbilanz der Gesellschaft zum 30. September 2005 ausgewiesene Kapitalrücklage von EUR 218.926.791,19 wird in Höhe von EUR 10.152.450 in Stammkapital umgewandelt. Das Stammkapital der Gesellschaft erhöht sich damit von EUR 1.450.350 auf EUR 11.602.800.

2. Die Kapitalerhöhung wird durch Erhöhung des Nennbetrags der bestehenden Geschäftsanteile ausgeführt. Der Geschäftsanteil der DCC Luxembourg 2 S.à r.l. im Nennbetrag von EUR 1.238.350 erhöht sich um EUR 8.668.450 auf EUR 9.906.800, der Geschäftsanteil der DCC Management Beteiligungs GmbH & Co. KG im Nennbetrag von EUR 119.000 erhöht sich um EUR 833.000 auf EUR 952.000 und der Geschäftsanteil der DCC Management Beteiligungs GmbH & Co. KG im Nennbetrag von EUR 93.000 erhöht sich um EUR 651.000 auf EUR 744.000.

3. Ziffer 4 des Gesellschaftsvertrags der Gesellschaft wird wie folgt geändert:

   "4. Stammkapital

   Das Stammkapital der Gesellschaft beträgt EUR 11.602.800 (in Worten: Euro elf Millionen sechshundertzweitausendachthundert)."

II.
Formwechsel

1. Die Gesellschaft wird nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln (vorstehend B. I.) formwechselnd umgewandelt in eine Aktiengesellschaft.

2. Die Gesellschaft führt künftig die Firma

Demag Cranes AG.

Sie hat ihren Sitz in Wetter (Ruhr).

3. Das Grundkapital der aus der Umwandlung hervorgehenden Aktiengesellschaft beträgt EUR 11.602.800 (in Worten: Euro elf Millionen sechshundertzweitausendachthundert). Es ist eingeteilt in 11.602.800 Stückaktien, die auf den Inhaber lauten. Auf jede Stückaktie entfällt damit ein anteiliger Betrag des Grundkapitals von EUR 1.

4. Alle Geschäftsanteile der DCC HoldCo 3 (drei) GmbH werden in auf den Inhaber lautende Stückaktien umgewandelt. Am Grundkapital sind die Aktionäre wie folgt beteiligt:

- die DCC Luxembourg 2 S.à r.l. mit 9.906.800 Stückaktien im rechnerischen Betrag von je EUR 1,
- die DCC Management Beteiligungs GmbH & Co. KG mit 1.696.000 Stückaktien im rechnerischen Betrag von je EUR 1.

5. Die Satzung der Demag Cranes AG wird gemäß der dieser Niederschrift beigefügten **Anlage 4** festgestellt, die Bestandteil dieser Urkunde ist. Aus ihr ergeben sich zugleich Zahl, Art und Umfang der Mitgliedschaftsrechte, die die Aktionäre durch den Formwechsel erlangen.

6. Es werden keine Rechte im Sinne des § 194 Abs. 1 Nr. 5 UmwG für einzelne Anteilsinhaber oder Inhaber besonderer Rechte gewährt, und es sind auch keine Maßnahmen für diese Personen vorgesehen.

7. Die Gesellschaft hat keine Arbeitnehmer und keinen Betriebsrat. Es ergeben sich deshalb keine Folgen für Arbeitnehmer und ihre Vertretungen durch den Formwechsel. Entsprechend sind insoweit keine Maßnahmen vorgesehen.

8. Der Aufsichtsrat der DCC HoldCo 3 (drei) GmbH setzt sich aus 12 Personen zusammen und ist gemäß §§ 1 Abs. 1, 5 Abs. 1, 7 Abs. 1 Nr. 1 MitbestG aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer gebildet worden.

Der gegenwärtig bestehende Aufsichtsrat der Gesellschaft besteht gemäß § 203 UmwG als Aufsichtsrat der aus der Umwandlung hervorgehenden Aktiengesellschaft fort und setzt sich wie folgt zusammen:

1. Dr. Horst Heidsieck
2. Herr Heinrich Fischer
3. Herr Reinhard Gorenflos
4. Herr Eberhard Kuhn
5. Prof. Heinrich Pack
6. Herr Werner Paschke

- als Anteilseignervertreter -

7. Herr Josef Berger
8. Herr Gerd-Uwe Boguslawski
9. Herr Alfred Hack
10. Herr Reinhard Möller
11. Herr Hubert Rosenthal
12. Herr Ralph Triebel

- als Arbeitnehmervertreter -

9. Die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, wird zum Abschlussprüfer und zum Konzernabschlussprüfer für das Geschäftsjahr vom 1. Oktober 2005 bis zum 30. September 2006 bestellt.

10. Die Gesellschaft hat den Umwandlungsaufwand bis zur Höhe von EUR 90.000 übernommen. § 22 Abs. 2 der Satzung enthält eine entsprechende Festsetzung.

Der Notar stellte gemäß § 244 Abs. 1 UmwG fest, dass die DCC Luxembourg 2 S.à r.l. und die DCC Management Beteiligungs GmbH & Co. KG als alleinige Gesellschafter der DCC HoldCo 3 (drei) GmbH für diesen Beschluss gestimmt haben.

Die Erschienenen erklärten sodann die Gesellschafterversammlung für beendet.

C.

Die Gesellschafter der DCC HoldCo 3 (drei) GmbH verzichten hiermit ausdrücklich auf die Erstattung eines Umwandlungsberichts nebst Vermögensaufstellung gemäß § 192 Abs. 3 UmwG sowie auf das Angebot einer Barabfindung gemäß § 207 UmwG. Sie verzichten ferner auf eine Klage gegen die Wirksamkeit des Umwandlungsbeschlusses gemäß §§ 195, 196 i.V.m. § 16 Abs. 2 UmwG.

Die Erschienenen stellten ferner fest, dass eine Zuleitung des Entwurfs des Umwandlungsbeschlusses an den Betriebsrat gemäß § 194 Abs. 2 UmwG nicht erforderlich war, da bei der Gesellschaft ein Betriebsrat nicht gebildet ist.

D.

Hiermit werden Herr Udo Jansen, Frau Silke Sturhan, Frau Nadine Frenzel, Blumenstraße 28, Düsseldorf, je einzeln bevollmächtigt, alles zu erklären und zu beschließen, was nach ihrem pflichtgemäßen Ermessen zum Vollzug dieser Urkunde und zur Eintragung im Handelsregister - insbesondere bei gerichtlichen Zwischenverfügungen - noch notwendig oder zweckmäßig ist.

Jede Vollmacht ist jederzeit widerruflich.

Jeder Bevollmächtigte darf für alle Gesellschafter gleichzeitig handeln.

E.

Der beurkundende Notar belehrte die Erschienenen darüber, dass

- die durch den Formwechsel entstehende Aktiengesellschaft zum Handelsregister anzumelden ist;
- der Formwechsel erst mit der Eintragung der Aktiengesellschaft im Handelsregister wirksam wird;
- die Gesellschafter, die für den Formwechsel gestimmt haben, verantwortlich sind für die Richtigkeit und Vollständigkeit der Angaben, die zum Zwecke des Formwechsels gemacht worden sind.

Diese Niederschrift und die Anlage 4 wurden den Erschienenen von dem Notar vorgelesen, von ihnen genehmigt und eigenhändig von ihnen und dem Notar wie folgt unterschrieben:

Registre de Commerce
et des Sociétés
Luxembourg

EXTRAIT

DCC Luxembourg 2 S.à r.l.

Numéro d'immatriculation : B 88829
Date d'immatriculation/d'inscription : 05/09/2002

Dénomination(s) ou raison(s) sociale(s) :
DCC Luxembourg 2 S.à r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
59, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : Société de Participations Financières. (*)

Capital social / fonds social :

Montant : 10.000.000 EUR

Etat de libération: Entièrement libéré

Date de constitution : 30/08/2002

Durée :
Illimitée

Associé(s) :
Dénomination ou raison sociale : Stabilus B.V.
Forme juridique : Besloten vennootschap met beperkte aansprakelijkheit
Numéro d'immatriculation : Pays-Bas 33205967 Registre de commerce
Siège social de la personne morale :
123, Fred. Roeskestraat, NL - 1076 EE Amsterdam
Parts détenues : 400.000

…nistrateur(s)/gérant(s) :

…me de signature statutaire : La Société sera engagée par la signature seule et individuelle de chacun des …nts ou par la signature individuelle de toute personne à qui de tels pouvoirs de signature auront été délégués …r les gérants.

Nom : Paschke Prénom(s) : Werner
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée   Date de nomination : 26/06/2003

Nom : Heidsieck Prénom(s) : Horst
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée   Date de nomination : 26/06/2003

Délégué(s) à la gestion journalière :

Régime de signature statutaire : La Société sera engagée par la signature seule et individuelle de chacun des gérants ou par la signature individuelle de toute personne à qui de tels pouvoirs de signature auront été délégués par les gérants.

Nom : Paschke Prénom(s) : Werner
Fonction : Chief Financial Officer
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée   Date de nomination : 01/06/2003
Pouvoir de signature : - la Société est valablement engagée par la signature individuelle du Chief Financial Officer dans toutes les matières relevant de la gestion journalière ; - dans le cadre de l'exécution des décisions du Conseil de Gérance et chaque fois que le Chief Financial Officer aura été chargé de cette exécution, la Société sera valablement engagée par la signature individuelle du Chief Financial Officer.

Nom : Heidsieck Prénom(s) : Horst
Fonction : Chief Executive Officer
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée   Date de nomination : 06/03/2003
Pouvoir de signature : - la Société est valablement engagée par la signature individuelle du Chief Executive Officer dans toutes les matières relevant de la gestion journalière ; - dans le cadre de l'exécution des décisions du Conseil de Gérance et chaque fois que le Chief Executive Officer aura été chargé de cette exécution, la Société sera valablement engagée par la signature individuelle du Chief Executive Officer.

R C S

de l'inscription : Pour le détail prière de se reporter au dossier.

ur extrait conforme

Luxembourg, le 07/04/2006

Pour le gestionnaire du registre de commerce et des sociétés

Lonien

Philippe LONIEN

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 25. April 2006

Notar

Handelsregister A des Amtsgerichts Düsseldorf

Ausdruck
Abruf vom 10.4.2006 16:57

Nummer Seite

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	
1	2	3	4	5	
1	a) DCC Management Beteiligungs GmbH & Co. KG b) Düsseldorf	a) Jeder persönlich haftende Gesellschafter vertritt einzeln. b) Persönlich haftender Gesellschafter: Demag Management Equity Participation Verwaltungs GmbH, Düsseldorf (AG Düsseldorf HRB 48160)		a) Kommanditgesellschaft Beginn: 29.10.2003. c) Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.000,00 EUR. Kommanditist: Moll, Klaus, Ludwigshafen, *21.10.1948, Einlage: 100,00 EUR. Kommanditist: Dr. Helber, Horst, Bocholt, *20.07.1949, Einlage: 100,00 EUR.	a) 29.10.2003 Allwicher
2				c) Ausgeschieden als Kommanditist: Moll, Klaus, Ludwigshafen, *21.10.1948. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Hack, Alfred, Herdecke, *07.10.1948, Einlage: 100,00 EUR.	a) 27.11.2003 Schmidt
3				c) Eingetreten in die Gesellschaft: Kommanditist: Dr. Heidsieck, Horst, Büdingen, *16.07.1947, Einlage: 100,00 EUR. Kommanditist: Paschke, Werner, Luxemburg / Luxemburg, *08.04.1950, Einlage: 100,00 EUR. Kommanditist: Carr, Roger Martyn, London/Vereinigtes Königreich, *22.12.1946, Einlage: 100,00 EUR. Kommanditist: Bourrat, Corinne, Mainz, *25.05.1955, Einlage: 100,00 EUR. Kommanditist: Weckermann, Stefan, Luxemburg / Luxemburg, *17.10.1966, Einlage: 100,00 EUR. Kommanditist: Dr. Zettel, Wolfgang, Sasbachwalden, *15.11.1962, Einlage: 100,00 EUR. Kommanditist: Opderbecke, Jost, München, *02.11.1964, Einlage: 100,00 EUR. Kommanditist: Taylor, Gregg Robert, Knoxville, Tennessee / USA, *01.02.1958, Einlage: 100,00 EUR. Kommanditist: Shively, Thomas Leon, Oregonia, Ohio / USA, *19.12.1953, Einlage: 100,00 EUR. Kommanditist:	a) 17.02.2004 Schmidt

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	
1	2	3	4	5	
				Milton, Matthew C., Waynesville, Ohio / USA, *12.03.1959, Einlage: 100,00 EUR. Kommanditist: Horn, Herbert E., Carrol, Ohio / USA, *23.08.1958, Einlage: 100,00 EUR. Kommanditist: Rapinat, Jean-Pierre, Epernay / Frankreich, *30.06.1957, Einlage: 100,00 EUR. Kommanditist: Convard, Claude, Montevrain / Frankreich, *12.06.1948, Einlage: 100,00 EUR. Kommanditist: Haußmann, Joachim, Gotha, *05.07.1963, Einlage: 100,00 EUR. Kommanditist: Stegmann, Tom B., Vaerloese / Dänemark, *29.08.1952, Einlage: 100,00 EUR. Kommanditist: Clarke, Andrew Martin, Stratford Upon Avon / Großbritannien, *20.07.1960, Einlage: 100,00 EUR. Kommanditist: Harris, Steven Roy, Springboro, Ohio / USA, *02.10.1961, Einlage: 100,00 EUR. Kommanditist: Marsee, Stephen F., Lebanon, Ohio / USA, *31.10.1957, Einlage: 100,00 EUR. Kommanditist: Paxton, John, Stow, Ohio / USA, *23.10.1962, Einlage: 100,00 EUR. Kommanditist: Jepson, William C., Hudson, Ohio / USA, *14.05.1950, Einlage: 100,00 EUR. Kommanditist: Linnebach, Rudy, Solon, Ohio / USA, *03.05.1944, Einlage: 100,00 EUR. Kommanditist: Keller, Frédéric, Laon / Frankreich, *14.12.1971, Einlage: 100,00 EUR. Kommanditist: Parent, Jeffrey, Stow, Ohio / USA, *17.12.1954, Einlage: 100,00 EUR. Kommanditist: Meyer, Johann, Shanghai / Volksrepublik China, *29.05.1959, Einlage: 100,00 EUR. Kommanditist: Nordemann, Bernhard, Geiselbach, *20.03.1947, Einlage: 100,00 EUR. Kommanditist: Georg, Vigold, Sao Paulo / Brasilien, *03.06.1965, Einlage: 100,00 EUR. Kommanditist: Möller, Klaus, Uslar, *23.04.1944, Einlage: 100,00 EUR. Kommanditist: Charoy, Christophe, Winterthur / Schweiz, *25.10.1961, Einlage: 100,00 EUR. Kommanditist:	

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	
1	2	3	4	5	
				Moldenhauer, Peter, Ebmatingen / Schweiz, *20.09.1960, Einlage: 100,00 EUR. Kommanditist: Timmich, Jan, Madrid / Spanien, *04.04.1964, Einlage: 100,00 EUR. Kommanditist: Müller, Jochen, Bad Wimpfen, *17.07.1959, Einlage: 100,00 EUR. Kommanditist: Rauschenberg, Stephan, Daverio / Italien, *30.04.1967, Einlage: 100,00 EUR. Kommanditist: Terranova, Marco, Monza / Italien, *26.06.1963, Einlage: 100,00 EUR. Kommanditist: Martin, Thomas, Monza / Italien, *13.06.1965, Einlage: 100,00 EUR. Kommanditist: Baaske, Thomas, Bottrop, *28.04.1965, Einlage: 100,00 EUR. Kommanditist: Dr.-Ing. Biewald, Joachim, Hemer-Ihmert, *08.08.1950, Einlage: 100,00 EUR. Kommanditist: Frank, Ralph, Luisenthal, *07.12.1963, Einlage: 100,00 EUR. Kommanditist: Jörihsen, Ulrich, Essen, *06.07.1961, Einlage: 100,00 EUR. Kommanditist: Lamping, Achim, Witten, *01.11.1944, Einlage: 100,00 EUR. Kommanditist: Dr. Schiemann, Egon, Holzwickede, *25.11.1946, Einlage: 100,00 EUR. Kommanditist: Schmidt, Arnd, Wetter, *18.10.1962, Einlage: 100,00 EUR. Kommanditist: Wichert, Detlef, Wetter, *27.07.1958, Einlage: 100,00 EUR. Kommanditist: Schulte, Dirk, Schwerte, *11.06.1962, Einlage: 100,00 EUR. Kommanditist: Wagner, Thomas, Wetter, *31.12.1949, Einlage: 100,00 EUR. Kommanditist: Schneider, Heinz-Dieter, Moers, *11.09.1949, Einlage: 100,00 EUR. Kommanditist: Hoffmann, Klaus-Peter, Schwerte, *29.04.1962, Einlage: 100,00 EUR. Kommanditist: Dr. Harkort, Rainer, Dortmund, *06.03.1958, Einlage: 100,00 EUR. Kommanditist: Hering, Peter, Dresden, *30.01.1962, Einlage: 100,00 EUR.	
4				c) Eingetreten als Kommanditist: Reisinger, Ingo, Johannesburg / Südafrika, *09.01.1963, Einlage: 100,00 EUR.	a) 01.04.2004 Schmidt

Ausdruck
Abruf vom 10.4.2006 16:57

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und [illegible] b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	[illegible]
1	2	3	4	5	
				Eingetreten als Kommanditist: Kollenda, Georg Franz Josef, Northcliff / Südafrika, *09.03.1944, Einlage: 100,00 EUR.	
5				c) Eingetreten als Kommanditist: Joos, Harald Joachim, Stuttgart, *26.05.1952, Einlage: 100,00 EUR.	a) 01.04.2004 Schmidt
6				c) Nach Herabsetzung der Einlage im Wege der Sonderrechtsnachfolge um - 500,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 500,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dr. Zipse, Thomas, Niederfüllbach, *17.12.1956, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dorn, Thomas, Shanghai/ VR China, *30.04.1966, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dr. Lebedev, Alexander, Herzebrock-Clarholz, *23.07.1962, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Kopp, Winfried, Obernfeld, *25.03.1959, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Keitlack, Achim, Krefeld, *09.12.1966, Einlage: 100,00 EUR.	a) 06.02.2006 Schmidt
7				c) Im Wege der Sonderrechtsnachfolge sind ausgeschieden: Kommanditist: Heußmann, Joachim, Gotha, *05.07.1963, Einlage: 100,00 EUR. Kommanditist: Lamping, Achim, Witten, *01.11.1944, Einlage: 100,00 EUR. Kommanditist: Dr. Schlemann, Egon, Holzwickede, *25.11.1946, Einlage: 100,00 EUR. Kommanditist: Schmidt, Arnd, Wetter, *18.10.1962, Einlage: 100,00 EUR. Kommanditist: Schneider, Heinz-Dieter, Moers, *11.09.1949, Einlage: 100,00 EUR. Nach Erhöhung der Einlage im Wege der Sonderrechtsnachfolge um	a) 06.02.2006 Schmidt

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	
1	2	3	4	5	
				500,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.000,00 EUR.	
8				c) Ausgeschieden als Kommanditist: Martin, Thomas, Monza / Italien, *13.06.1965. Ausgeschieden als Kommanditist: Baaske, Thomas, Bottrop, *26.04.1965. Ausgeschieden als Kommanditist: Nordemann, Bernhard, Geiselbach, *20.03.1947. Nach Erhöhung der Einlage im Wege der Sonderrechtsnachfolge um 300,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.300,00 EUR.	a) 07.03.2006 Schmidt

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 10. April 2006

Notar

Handelsregister B des Amtsgerichts Düsseldorf

Ausdruck
Abruf vom 10.4.2006 16:58

Num[illegible]
Seite 1

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	
1	2	3	4	5	6	
1	a) Kronen dreihundertvierundneunzig GmbH b) Düsseldorf c) Die Verwaltung eigenen Vermögens.	25.000,00 EUR	a) Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten. Einem oder mehreren Geschäftsführern kann die Befugnis erteilt werden, die Gesellschaft stets einzeln zu vertreten. Jeder Geschäftsführer kann von den Beschränkungen des § 181 BGB befreit werden. b) Geschäftsführer: Zander, Kerstin, Zossen, *27.01.1970 einzelvertretungsberechtigt mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Gesellschaft mit beschränkter Haftung Gesellschaftsvertrag vom 28.05.2003	a) 20.06.2003 Koelpin b) Gesellschaftsvertrag Blatt 9 f. Sonderband
2	a) Demag Management Equity Participation Verwaltungs GmbH c) Die Beteiligung als persönlich haftende, nicht geschäftsführende Gesellschafterin an und die Vertretung von Kommanditgesellschaften, die im Zusammenhang mit der Beteiligung von Organmitgliedern, Führungskräften und Mitarbeitern von Unternehmen der Demag-Gruppe an Gesellschaften der Demag-Gruppe errichtet werden. Die Demag-Gruppe umfasst die Gesellschaften, die unmittelbar oder mittelbar von der Demag Investments S.àr.l, Luxemburg, Luxemburg abhängig sind. Die Gesellschaft betreibt keine Geschäfte, für die eine gesetzliche Erlaubnispflicht besteht.		b) Nicht mehr Geschäftsführer: Zander, Kerstin, Zossen, *27.01.1970 Bestellt als Geschäftsführer: Dr. Heidsieck, Horst, Büdingen, *16.07.1947 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen. Bestellt als Geschäftsführer: Dinandt, Pepyn René, München, *15.08.1961 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Die Gesellschafterversammlung vom 15.09.2003 hat den Gesellschaftsvertrag insgesamt neu gefasst und dabei insbesondere § 1 Ziffer 1 (Firma), § 2 Ziffer 1 (Gegenstand des Unternehmens), § 3 (Stammkapital), § 4 (Geschäftsführung) und § 5 (Vertretung) geändert.	a) 30.09.2003 Pollmächer b) Beschluss Blatt 27 ff. Sonderband Gesellschaftsvertrag Blatt 34 ff. Sonderband

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges *richtig und vollständig wiedergegeben ist.*

Düsseldorf, den 10. April 2006

DR. KLAUS OERTEL • NOTAR IN DÜSSELDORF •

Notar

1455 | 106

Vollmacht

Ich, der Unterzeichnete, bin gemeinschaftlich vertretungsberechtigter Geschäftsführer der Demag Management Equity Participation Verwaltungs GmbH, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRB 48160 (die "**Komplementärin**").

Die Komplementärin ist die alleinvertretungsberechtigte persönlich haftende Gesellschafterin der DCC Management Beteiligungs GmbH & Co. KG, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRA 17036 (die "**KG**").

Die KG ist Gesellschafterin der DCC HoldCo 3 (drei) GmbH, eingetragen im Handelsregister des Amtsgerichts Hagen unter HRB 5548 (die "**Gesellschaft**"). Die Gesellschafter der Gesellschaft, einschließlich der KG, beabsichtigen, verschiedene Strukturmaßnahmen durchzuführen, die einen Gesellschafterbeschluss oder in anderer Weise eine Mitwirkung der KG erfordern.

(1) Ich bevollmächtige daher hiermit

Power of Attorney

I, the undersigned, am a managing director of Demag Management Equity Participation Verwaltungs GmbH, registered with the commercial register of the local court in Düsseldorf under HRB 48160 (the "**General Partner**"), authorized to jointly represent the General Partner.

The General Partner is authorized to solely represent DCC Management Beteiligungs GmbH & Co. KG, registered with the commercial register of the local court in Düsseldorf under HRA 17036 (the "**KG**").

KG is a shareholder of DCC HoldCo 3 (drei) GmbH, registered with the commercial register of the local court in Hagen under HRB 5548 (the "**Company**"). The shareholders of the Company, including the KG, intend to carry out several restructuring measures, which require a shareholder resolution or, otherwise, a participation of KG.

(1) I herewith authorize

Herrn Dr. Horst Heidsieck, Herrn Werner Paschke sowie Frau Corinne Bourrat

geschäftsansässig / having the business address 59, rue de Rollingergrund, L - 2440 Luxembourg

jeden für sich allein, mich als Geschäftsführer der Komplementärin, diese handelnd für die KG, zu vertreten und für und im Namen der KG, auch unter Verzicht auf alle Form- und Fristerfordernisse, an Gesellschafterver-

each of them acting alone, to represent me as managing director of the General Partner, the General Partner acting on behalf of KG, and to participate in the name and on behalf of the KG in shareholders' assemblies and,

sammlungen der Gesellschaft sowie nach dem Formwechsel der Gesellschaft in eine Aktiengesellschaft an ihren Hauptversammlungen teilzunehmen und über sämtliche Angelegenheiten der Gesellschaft bzw. der Aktiengesellschaft Beschlüsse zu fassen, die nach Auffassung der Bevollmächtigten erforderlich oder zweckmäßig sind.

(2) Dies umfasst insbesondere, aber nicht ausschließlich Gesellschafterbeschlüsse bzw. Hauptversammlungsbeschlüsse zu folgenden Gegenständen:

- Umwandlung der Gesellschaft in eine Aktiengesellschaft, einschließlich der Bestellung eines Prüfers sowie sonstiger in Zusammenhang mit der Umwandlung stehender Maßnahmen;
- Kapitalerhöhung aus Gesellschaftsmitteln;
- Sachkapitalerhöhung bei Einbringung von Anteilen an der Gottwald HoldCo 3 (drei) GmbH;
- Nachgründungsvertrag im Zusammenhang mit der Einbringung von Anteilen an der Gottwald HoldCo 3 (drei) GmbH;
- Schaffung eines bedingten Kapitals in Zusammenhang mit Mitarbeiterbeteiligungsprogrammen oder Wandelschuldverschreibungen;
- Schaffung von genehmigtem Kapital;
- Ermächtigung zum Erwerb eigener Aktien;

after a conversion of the Company into a stock corporation in shareholders' meetings, to waive any of the requirements for form and period of notice, and to pass shareholders' resolutions on all matters of the Company or of the stock corporation which the representatives deem necessary or appropriate.

(2) This includes, in particular, but not limited to, shareholder resolutions or resolutions of the shareholders' meeting on the following issues:

- conversion of the Company into a stock corporation, including the appointment of an auditor and other measures in connection with the conversion;
- capital increase from the Company's reserves;
- capital increase upon contribution of shares in Gottwald HoldCo 3 (drei) GmbH;
- agreement regarding post-formation acquisition in connection with the contribution of shares in Gottwald HoldCo 3 (drei) GmbH;
- creation of a contingent capital in connection with an employee stock option program or convertible bonds or warrant bonds;
- creation of authorized capital;
- authorization to acquire own shares of the stock corporation;

- Satzungsänderungen, einschließlich Änderung der Firma, des Sitzes und des Geschäftsgegenstandes;
- Zustimmung zum Abschluss eines Beherrschungs- und/oder Gewinnabführungsvertrages;
- Wahl und Abberufung von Aufsichtsratsmitgliedern;
- Unterzeichnung von Underwriting Agreements, Lock-Up-Agreements und/oder sonstigen Vereinbarungen mit den einen Börsengang begleitenden Banken.

(3) Die Bevollmächtigten sind berechtigt, sämtliche in Zusammenhang mit den unter (1) und (2) genannten Gegenständen in Zusammenhang stehenden Erklärungen abzugeben und Maßnahmen vorzunehmen, die sie für erforderlich oder zweckmäßig halten. Dies betrifft insbesondere die Unterzeichnung des Umwandlungs-Gründungsberichts im Zusammenhang mit der Umwandlung der Gesellschaft in eine Aktiengesellschaft sowie Verzichtserklärungen in Bezug auf etwaige Berichts-, Prüfungs- und ähnliche Erfordernisse sowie etwaige Anfechtungsrechte und den Verzicht auf das Angebot einer Barabfindung.

(4) Die Bevollmächtigten sind von den Beschränkungen des § 181 BGB und ähnlicher gesetzlicher Bestimmungen befreit und berechtigt, Untervollmacht zu erteilen.

(5) Diese Vollmacht unterliegt deutschem Recht. Die deutsche Fassung geht der englischen vor.

- amendments of the articles of association, including a change of the name, the seat and the object and purpose of business;
- approval of a domination and/or profit and loss pooling agreement;
- election or removal of members of the supervisory board;
- Signing of underwriting agreements, lock up agreements and/or other agreements with banks sponsoring an initial public offering.

(3) The representatives are authorized to make all declarations and take all actions they deem useful or appropriate in the context of (1) and (2) above, in particular, but not limited to, the execution of the shareholder report regarding the conversion of the Company into a stock corporation, and any waivers regards reporting, review or similar requirements and any rights to object shareholder resolutions and the right to receive a cash compensation.

(4) The proxies are relieved from the restrictions set forth in § 181 BGB and similar legal provisions and authorized to delegate this power of attorney.

(5) This proxy is governed by German law. The German version shall prevail.

(6) Diese Vollmacht erlischt ohne Widerruf automatisch am 31. Dezember 2006.

(6) This proxy expires on December 31, 2006 without further action.

20. April 2006

(Rene Pepyn Dinandt)

1455

URNr. /2006
ba

Beglaubigt wird hiermit die Echtheit der vor mir vollzogenen Unterschrift von

Herrn Pepyn René **Dinandt**, geb. am 15.08.1961,
München, persönlich bekannt.

München, den 21. April 2006

(Dr. Anton)
Notar

BAUER/KM DINANDT

SATZUNG

der

Demag Cranes AG

I. Allgemeine Bestimmungen

§ 1
Firma, Sitz und Geschäftsjahr

(1) Die Gesellschaft führt die Firma:

Demag Cranes AG.

(2) Sie hat ihren Sitz in Wetter.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Oktober eines Jahres und endet am 30. September des Folgejahres.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.

(2) Die Gesellschaft kann auf den in Abs. 1 genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann

Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

§ 3
Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

II. Grundkapital und Aktien

§ 4
Grundkapital und Aktien

(1) Das Grundkapital der Gesellschaft beträgt 11.602.800 Euro (in Worten: elf Millionen sechshundertzweitausendachthundert Euro).

(2) Das Grundkapital ist eingeteilt in 11.602.800 Stückaktien. Die Aktien lauten auf den Inhaber.

(3) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung der neuen Aktien abweichend von § 60 AktG geregelt werden.

(4) Das Grundkapital der Gesellschaft ist erbracht durch Formwechsel.

§ 5
Aktien

(1) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(2) Die Form der Aktienurkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand.

III. Vorstand

§ 6
Zusammensetzung, Geschäftsordnung

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Im Übrigen bestimmt der Aufsichtsrat die Anzahl der Vorstandsmitglieder. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Vorstand bestimmt seine Geschäftsordnung durch einstimmigen Beschluss seiner Mitglieder, wenn nicht der Aufsichtsrat eine Geschäftsordnung für den Vorstand erlässt. Der Aufsichtsrat legt fest, welche Geschäfte nur mit seiner Zustimmung vorgenommen werden dürfen.

§ 7
Vertretungsmacht

(1) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte Prokuristen von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

IV. Aufsichtsrat

§ 8
Zusammensetzung, Wahlen, Amtsdauer

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern. Davon werden sechs Mitglieder von der Hauptversammlung und sechs Mitglieder von den Arbeitnehmern nach den Bestimmungen des Mitbestimmungsgesetzes (*MitbestG*) gewählt.

(2) Die Wahl der Aufsichtsratsmitglieder und gegebenenfalls deren Ersatzmitglieder erfolgt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt, wobei das Jahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird. Die Hauptversammlung kann für von ihr zu wählende Mitglieder bei der Wahl einen kürzeren Zeitraum beschließen. Die Bestellung eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(3) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Aktionäre erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(4) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

(5) Die Mitglieder und die Ersatzmitglieder des Aufsichtsrats können ihr Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung unter Einhaltung einer Frist von zwei Wochen auch ohne wichtigen Grund niederlegen.

§ 9
Vorsitzender und Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Die Amtszeit des Vorsitzenden und des Stellvertreters entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, ihrer Amtszeit als Mitglied des Aufsichtsrats. Die Wahl soll im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu gewählt worden sind, erfolgen; diese Sitzung bedarf keiner besonderen Einberufung.

(2) Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl vorzunehmen.

(3) Der Vorsitzende oder – bei Verhinderung des Vorsitzenden – sein Stellvertreter ist ermächtigt, im Namen des Aufsichtsrats die zur Durchführung der Beschlüsse des Aufsichtsrats und seiner Ausschüsse erforderlichen Erklärungen abzugeben. Nur der Vorsitzende oder – im Fall seiner Verhinderung – sein Stellvertreter ist befugt, Erklärungen für den Aufsichtsrat entgegenzunehmen.

§ 10
Geschäftsordnung, Änderungen der Satzungsfassung

(1) Im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung gibt sich der Aufsichtsrat eine Geschäftsordnung.

(2) Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung zu beschließen, die nur die Fassung betreffen.

§ 11
Einberufung

(1) Aufsichtsratssitzungen werden vom Vorsitzenden oder im Falle seiner Verhinderung von seinem Stellvertreter unter Einhaltung einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Einberufungsfrist abkürzen.

(2) In der Einladung sind die einzelnen Punkte der Tagesordnung anzugeben. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall eine spätere Mitteilung rechtfertigt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 12
Beschlussfassung, Beschlussfähigkeit

(1) Beschlüsse des Aufsichtsrats werden in der Regel in Sitzungen gefasst. Der Vorsitzende leitet die Sitzungen. Er bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen.

(2) Beschlüsse sollen nur zu solchen Tagesordnungspunkten gefasst werden, die rechtzeitig in der Einladung angekündigt worden sind. Ist ein Tagesordnungspunkt nicht rechtzeitig angekündigt worden, so darf darüber nur beschlossen werden, wenn kein Mitglied widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung nachträglich zu widersprechen. Der Beschluss wird erst wirksam, wenn kein abwesendes Aufsichtsratsmitglied innerhalb der Frist widersprochen hat.

(3) Eine Beschlussfassung des Aufsichtsrats kann auf Anordnung des Vorsitzenden auch in einer Telefon- oder Videokonferenz oder außerhalb einer Sitzung durch mündliche, fernmündliche, schriftliche oder in Textform übermittelte Stimmabgaben erfolgen. Ein Recht zum Widerspruch gegen die vom Vorsitzenden angeordnete Form der Beschlussfassung besteht nicht. Solche Beschlüsse werden vom Vorsitzenden schriftlich festgestellt und allen Mitgliedern zugeleitet.

(4) Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält. Mitglieder, die durch Telefon- oder Videokonferenz zugeschaltet sind, gelten als anwesend. Abwesende Mitglieder können an der Beschlussfassung teilnehmen, indem sie eine schriftliche oder durch Telefax übermittelte Stimmabgabe durch ein anderes Mitglied überreichen lassen.

(5) Die Beschlüsse werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit nicht gesetzlich eine andere Mehrheit zwingend vorgeschrieben ist. Ergibt eine Abstimmung im Aufsichtsrat Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand, wenn auch sie Stimmengleichheit ergibt, der Vorsitzende zwei Stimmen. Absatz 4 Satz 3 ist auch auf die Abgabe der zweiten Stimme anzuwenden. Dem Stellvertreter steht die zweite Stimme nicht zu. Der Vorsitzende entscheidet bei Stimmengleichheit, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(6) Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Gegenstände der Tagesordnung auf höchstens vier Wochen vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Aktionäre und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung ist der Vorsitzende nicht befugt.

(7) Über die Verhandlungen und Beschlüsse des Aufsichtsrats sind Niederschriften zu fertigen, vom Vorsitzenden zu unterzeichnen und jedem Aufsichtsratsmitglied zuzuleiten.

§ 13
Ausschüsse

(1) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG bezeichneten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter und zwei weitere Mitglieder angehören, von denen je eines von den Aufsichtsratsmitgliedern der Arbeitnehmer und der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewählt wird.

(2) Der Aufsichtsrat kann weitere Ausschüsse bilden und aus seiner Mitte besetzen. Den Ausschüssen können, soweit gesetzlich zulässig, Entscheidungsbefugnisse des Aufsichtsrats übertragen werden.

(3) Der Ausschuss kann aus seiner Mitte einen Vorsitzenden wählen, wenn nicht der Aufsichtsrat einen Vorsitzenden bestimmt. Ein Ausschuss ist nur beschlussfähig, wenn die Hälfte der Mitglieder, mindestens jedoch drei Mitglieder, an der Beschlussfassung teilnehmen. Bei Stimmengleichheit im Ausschuss – ausgenommen im Ausschuss nach § 27 Abs. 3 MitbestG – hat der Ausschussvorsitzende, wenn eine erneute Abstimmung über denselben Beschlussgegenstand wiederum eine Stimmengleichheit ergibt, zwei Stimmen. Im Übrigen kann der Aufsichtsrat Zusammensetzung, Befugnisse und Verfahren der Ausschüsse regeln. Vorbehaltlich abweichender Regelungen des Aufsichtsrats gelten die §§ 11 und 12 für die Ausschüsse entsprechend, soweit nicht der Aufsichtsrat bei Bildung des Ausschusses etwas Anderes bestimmt.

§ 14
Vergütung des Aufsichtsrats

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von 25.000 Euro (in Worten: Fünfundzwanzigtausend Euro).

(2) Der Vorsitzende des Aufsichtsrats erhält das Zweieinhalbfache, jeder Stellvertreter das Anderthalbfache der Vergütung nach Absatz 1.

(3) Mitglieder von Ausschüssen – ausgenommen der Ausschuss nach § 27 Abs. 3 MitbestG – erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,1-fache der Vergütung nach Absatz 1 für jedes Amt in einem Ausschuss. Vorsitzende von Ausschüssen erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,25-fache der Vergütung nach Absatz 1; dies gilt nicht für den Vorsitzenden des Aufsichtsrats und den Vorsitzenden des Ausschusses nach § 27 Abs. 3 MitbestG. Die Vergütungen nach diesem Absatz 3 sind jährlich nach Ablauf des Geschäftsjahres zu zahlen.

(4) Aufsichtsrats- und Ausschussmitglieder, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat oder einem Ausschuss angehört haben, erhalten eine zeitanteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrates für Sitzungen des Aufsichtsrates und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von 1.500 Euro (in Worten: eintausendfünfhundert Euro) pro Sitzung, jedoch höchstens 1.500 Euro je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis angemessene Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrats berechtigt sind, die Umsatzsteuer der Gesellschaft gesondert in Rechnung zu stellen und dieses Recht ausüben.

(7) Die Gesellschaft kann zu Gunsten der Aufsichtsratsmitglieder eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftpflicht aus der Aufsichtsratstätigkeit abdeckt. Sie kann darüber hinaus auch eine Rechtsschutzversicherung abschließen, die die

im Zusammenhang mit der Aufsichtsratstätigkeit stehenden Risiken der Rechtsverfolgung und Rechtsverteidigung der Aufsichtsratsmitglieder abdeckt.

V. Hauptversammlung

§ 15
Ort und Einberufung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 km um den Sitz der Gesellschaft statt. Sie wird, vorbehaltlich der gesetzlichen Einberufungsrechte des Aufsichtsrats und einer Aktionärsminderheit, durch den Vorstand einberufen.

(2) Die Hauptversammlung wird spätestens 30 Tage vor dem Tag einberufen, bis zu dessen Ablauf sich die Aktionäre vor der Versammlung anzumelden haben.

§ 16
Anmeldung und Berechtigungsnachweis

(1) Aktionäre, die an der Hauptversammlung teilnehmen oder ihr Stimmrecht ausüben wollen, müssen sich vor der Versammlung anmelden. Die Anmeldung muss der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse spätestens am siebten Tag vor der Versammlung zugehen. Sie bedarf der Textform und muss in deutscher oder englischer Sprache erfolgen.

(2) Die Aktionäre müssen außerdem ihre Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts nachweisen. Dazu ist ein in Textform erstellter Nachweis ihres Anteilsbesitzes durch das depotführende Kreditinstitut oder Finanzdienstleistungsinstitut ausreichend. Der Nachweis muss in deutscher oder englischer Sprache erfolgen.

§ 17
Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigten aufgrund einer schriftlichen Vollmacht ausgeübt werden. Die Gesellschaft kann in der Einberufung bestimmen, dass Vollmachten mittels elektronischer Medien oder per Telefax erteilt werden können, und die Art der Erteilung im Einzelnen regeln.

(3) Beschlüsse werden, soweit nicht zwingende gesetzliche Vorschriften entgegenstehen, mit einfacher Mehrheit der abgegebenen Stimmen und, sofern das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, mit der einfachen Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst.

§ 18
Leitung der Hauptversammlung

(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er keinen Vertreter bestimmt, wird der Leiter der Hauptversammlung von den in der Hauptversammlung anwesenden Anteilseignervertretern im Aufsichtsrat mit einfacher Stimmenmehrheit gewählt.

(2) Der Versammlungsleiter kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen. Er bestimmt Art, Form und Reihenfolge der Abstimmungen.

(3) Der Vorsitzende kann das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken. Er ist insbesondere berechtigt, zu Beginn oder während der Hauptversammlung einen zeitlich angemessenen Rahmen für den Verlauf der Hauptversammlung, für einzelne Tagesordnungspunkte oder für einzelne Redner zu setzen.

§ 19
Übertragung der Hauptversammlung

(1) Die Hauptversammlung kann teilweise oder vollständig in Ton und Bild übertragen und aufgezeichnet werden.

(2) Die näheren Einzelheiten regelt der Vorstand mit Zustimmung des Aufsichtsrats sowie während der Hauptversammlung der Versammlungsleiter.

(3) Soll eine öffentliche Übertragung erfolgen, so ist hierauf sowie auf die weiteren Einzelheiten in der Einladung zur Hauptversammlung hinzuweisen.

(4) Die Teilnahme von Mitgliedern des Aufsichtsrats an der Hauptversammlung kann im Wege der Bild- und Tonübertragung erfolgen, sofern das Aufsichtsratsmitglied seinen Wohnsitz im Ausland hat oder am Tag der Hauptversammlung wegen der Wahrnehmung eigener Dienstgeschäfte oder aus sonstigen Gründen an der Teilnahme der Hauptversammlung verhindert ist. Die Entscheidung, in welcher Weise eine Bild- und Tonübertragung erfolgt, trifft der Vorsitzende des Aufsichtsrats.

VI. Jahresabschluss, Gewinnverwendung, ordentliche Hauptversammlung

§ 20
Jahresabschluss

(1) Der Vorstand hat für das vergangene Geschäftsjahr den Jahresabschluss und den Lagebericht sowie den Konzernabschluss und den Konzernlagebericht innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich nach der Aufstellung dem Aufsichtsrat und dem Abschlussprüfer vorzulegen.. Zugleich hat der Vorstand dem Aufsichtsrat einen Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals übersteigen oder nach der Einstellung übersteigen würden.

§ 21
Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats und über die Verwendung des Bilanzgewinns für das vorausgegangene Geschäftsjahr sowie über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

VII. Gründungskosten

§ 22
Gründungskosten

(1) Die mit der Urkunde zur Gründung der Gesellschaft in der Rechtsform der GmbH und deren Durchführung verbundenen Kosten (Notar-, Gerichts- und Veröffentlichungskosten) sowie die Kosten, die mit der Neubestellung der Geschäftsführung verbunden waren (Notar-, Gerichts- und Veröffentlichungskosten) hat die Gesellschaft bis zu einem Betrag von 2.000 Euro (in Worten: zweitausend Euro) getragen.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten und Steuern bis zu einem Betrag von insgesamt 90.000 Euro (in Worten: neunzigtausend Euro) trägt die Gesellschaft.

Umwandlungs-Gründungsbericht

der Gründer gemäß § 197 UmwG i.V.m. § 32 AktG

In unserer Eigenschaft als Gesellschafter der DCC HoldCo 3 (drei) GmbH (nachfolgend auch „Gesellschaft" oder „GmbH"), die wir sämtlich für den Formwechsel der Gesellschaft durch Umwandlung gemäß den §§ 238 ff. UmwG in die Demag Cranes AG (die "**Aktiengesellschaft**") gestimmt haben und die wir demnach gemäß § 245 Abs. 1 Satz 1 UmwG an die Stelle der Gründer treten, erstatten wir, die Unterzeichnenden

- DCC Luxembourg 2 S.à r.l., Rue de Rollingergrund 59, L-2440 Luxembourg, und
- DCC Management Beteiligungs GmbH & Co. KG, c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf,

hiermit gemäß §§ 245 Abs. 1, 197 UmwG i.V.m. § 32 AktG den nachfolgenden

Umwandlungs-Gründungsbericht.

I.

Die Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH hat am 28. April 2006 durch notariell beurkundeten Beschluss (UR-Nr. H 1418 / 2006 des Notars Dr. Armin Hauschild in Düsseldorf) die Umwandlung der Gesellschaft in eine Aktiengesellschaft unter der Firma Demag Cranes AG beschlossen und die Satzung der Aktiengesellschaft festgestellt.

II.

Die DCC HoldCo 3 (drei) GmbH wurde am 8. August 2002 mit einem Stammkapital von EUR 25.000 gegründet und am 26. August 2002 unter HR B 42958 im Handelsregister beim Amtsgericht Düsseldorf eingetragen. Aufgrund des Gesellschafterbeschlusses vom 10. Januar 2003 wurde der Sitz der Gesellschaft von Düsseldorf nach Wetter (Ruhr) verlegt und am 19. April 2003 unter HR B 1015 im Handelsregister beim Amtsgericht Wetter (Ruhr) eingetragen. Durch Gesellschafterbeschluss vom 22. Mai 2003 wurde das Stammkapital der Gesellschaft aus Gesellschaftsmitteln um EUR 1.306.350 von EUR 25.000 auf EUR 1.331.350 erhöht. Mit Freigabe vom 12. Dezember 2003 wurde aufgrund der Fortführung des Handelsregisterblattes

auf EDV und gleichzeitiger Änderung der örtlichen Zuständigkeit die Gesellschaft unter HR B 5548 im Handelsregister beim Amtsgericht Hagen eingetragen. Durch Gesellschafterbeschluss vom 27. November 2003 wurde das Stammkapital um EUR 119.000 von EUR 1.331.350 auf EUR 1.450.350 gegen Bareinlagen erhöht. Die neue Stammeinlage wurde von der DCC Management Beteiligungs GmbH & Co. KG übernommen. Der Gesellschafterbeschluss über die Kapitalerhöhung wurde am 31. März 2004 im Handelsregister eingetragen. Durch Anteilskaufvertrag vom 22. Juli 2005 hat die DCC Management Beteiligungs GmbH & Co. KG von der DCC Luxembourg 2 S.à r.l. einen Teilgeschäftsanteil im Nennbetrag von EUR 93.000 erworben.

Durch Beschluss der Gesellschafterversammlung vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) ist das Kapital der Gesellschaft von EUR 1.450.350 um EUR 10.152.450 auf EUR 11.602.800 im Wege der Kapitalerhöhung aus Gesellschaftsmitteln erhöht worden. Diese Kapitalerhöhung ist zum heutigen Tag noch nicht im Handelsregister eingetragen. Die Kapitalerhöhung soll vor dem Formwechsel eingetragen werden.

Das Stammkapital der DCC HoldCo 3 (drei) GmbH wird vor dem Wirksamwerden des Formwechsels von den Gesellschaftern wie folgt gehalten:

- DCC Luxembourg 2 S.à r.l.: EUR 9.906.800,
- DCC Management Beteiligungs GmbH & Co. KG: EUR 1.696.000 (ein Geschäftsanteil im Nennbetrag von EUR 952.000 und ein Geschäftsanteil im Nennbetrag von EUR 744.000).

III.

Das Grundkapital der Aktiengesellschaft ist im Umwandlungsbeschluss auf EUR 11.602.800 festgesetzt worden. Es ist eingeteilt in 11.602.800 auf den Inhaber lautende Stückaktien. Die bisherigen Gesellschafter der DCC HoldCo 3 (drei) GmbH haben Stückaktien übernommen, deren rechnerischer Gesamtbetrag dem Nennwert ihrer jeweiligen Geschäftsanteile an der DCC HoldCo 3 (drei) GmbH entspricht.

Die bisherigen Gesellschafter der DCC HoldCo 3 (drei) GmbH werden dementsprechend wie folgt an der Aktiengesellschaft beteiligt:

- die DCC Luxembourg 2 S.à r.l. mit 9.906.800 Stückaktien,
- die DCC Management Beteiligungs GmbH & Co. KG mit 1.696.000 Stückaktien.

Die Einlage der Aktionäre wird dadurch erbracht, dass das Vermögen der DCC HoldCo 3 (drei) GmbH mit der Umwandlung das Vermögen der Aktiengesellschaft wird.

IV.

Zur Angemessenheit der Leistung für die vorstehend bezeichnete Sacheinlage (Vermögen der DCC HoldCo 3 (drei) GmbH) wird dargelegt:

1. Das nach Abzug der Schulden verbleibende Vermögen der DCC HoldCo 3 (drei) GmbH erreicht die Höhe des Grundkapitals der Gesellschaft (§ 245 Abs. 1 Satz 2 i.V.m. § 220 Abs. 1 UmwG). Ausweislich des von Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschlusses der DCC HoldCo 3 (drei) GmbH zum 30. September 2005, der in Kopie als **Anlage 2** diesem Bericht beigefügt ist, betrug das Reinvermögen (Aktiva, vermindert um die Verbindlichkeiten einschließlich der Rückstellungen für ungewisse Verbindlichkeiten) der Gesellschaft zum Stichtag EUR 116.791.266,59 und überstieg damit deutlich das Stammkapital der Gesellschaft von EUR 1.450.350. Es ist denkbar, dass sich das bilanzielle Nettovermögen im Laufe des Geschäftsjahres auf Grund von Einmal-Sonderaufwendungen um bis zu EUR 20 Mio. bis zum Ende des laufenden Geschäftsjahres vermindern wird. Anzeichen dafür, dass sich das Reinvermögen in der Zeit nach dem Stichtag über diesen Betrag hinaus verringert hat oder bis zum Geschäftsjahresende verringern wird, sind allerdings nicht ersichtlich.

2. Dem Formwechsel sind keine Rechtsgeschäfte vorangegangen, die auf den Übergang des Vermögens der Gesellschaft auf die durch Formwechsel zu gründende Aktiengesellschaft hingezielt haben. Das Vermögen der Gesellschaft, das die Sacheinlageleistung bei der Aktiengesellschaft darstellt, wurde im Rahmen des laufenden Geschäftsbetriebs der Gesellschaft geschaffen und erworben.

3. Bei der DCC HoldCo 3 (drei) GmbH handelt es sich um eine Gesellschaft mit geringen operativen Aktivitäten. Mit Ausnahme der Verwaltung ihres eigenen Vermögens, das ausschließlich in Anteilen an verbundenen Unternehmen besteht, der Führung ihrer Tochtergesellschaften und der Erfüllung von bestimmten Aufgaben aus einem konzerninternen Dienstleistungsvertrag war sie nicht geschäftlich tätig. Da die DCC HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren vor der Fassung des Umwandlungsbeschlusses Vermögensgegenstände weder angeschafft noch hergestellt hat, sind auch keine Anschaffungs- und Herstellungskosten angefallen (vgl. § 32 Abs. 2 Nr. 2 AktG). Entsprechend zeigen die

Bilanzen der Gesellschaft zum 30. September 2005 und zum 30. September 2004 jeweils keine Veränderungen gegenüber dem Vorjahr beim Anlagevermögen der Gesellschaft.

4. Zum Nachweis der Betriebserträge der DCC HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren (vgl. § 32 Abs. 2 Nr. 3 AktG) fügen wir als **Anlagen 1 und 2** Kopien der Jahresabschlüsse für die Geschäftsjahre 2003/2004 und 2004/2005 bei. Daraus ergibt sich folgende Ergebnisentwicklung:

a) Ausweislich der Bilanz für das Geschäftsjahr 2003/2004 bestand zum 30. September 2004 ein Jahresfehlbetrag von EUR 24.669.583,35. Der Jahresfehlbetrag beruhte im Wesentlichen auf der Übernahme des Verlusts abhängiger Unternehmen auf Grund des Ergebnisabführungsvertrags mit der DCC HoldCo 4 (vier) GmbH und Zinsen auf ein Gesellschafterdarlehen. Der ausgeglichene Verlust betrug EUR 18,014 Mio., die Zinsen auf das Gesellschafterdarlehen EUR 5,439 Mio. In der Bilanz ist ferner ein Verlustvortrag von EUR 20.914.706,86 ausgewiesen. Mit Wirkung zum 30. Juni 2004 hat die Gesellschafterin der Gesellschaft, die DCC Luxembourg 2 S.à r.l., auf ein Darlehen nebst aufgelaufener Zinsen in Höhe von insgesamt EUR 77 Mio. verzichtet und diesen Betrag der Kapitalrücklage der Gesellschaft zugeführt. Entsprechend stand dem Jahresfehlbetrag und dem Verlustvortrag zum 30. September 2004 eine Kapitalrücklage in Höhe von EUR 118.751.177,75 gegenüber.

b) Ausweislich der Bilanz für das Geschäftsjahr 2004/2005 bestand ein Jahresfehlbetrag von EUR 58.001.584,39. Der Jahresfehlbetrag beruhte im Wesentlichen auf der Übernahme des Verlusts abhängiger Unternehmen. In der Bilanz ist ferner ein Verlustvortrag von EUR 45.584.290,21 ausgewiesen. Die Kapitalrücklage der Gesellschaft erhöhte sich im Geschäftsjahr 2004/2005 durch Einzahlungen unmittelbarer und mittelbarer Gesellschafter um mehr als EUR 100 Mio. Dem Jahresfehlbetrag und dem Verlustvortrag stand zum 30. September 2005 damit eine Kapitalrücklage in Höhe von EUR 218.926.791,19 gegenüber.

c) Es ist zu erwarten, dass die Gesellschaft auch am Geschäftsjahresende am 30. September 2006 einen Jahresfehlbetrag ausweisen wird, der aber bei vorsichtiger Abschätzung einen Betrag von EUR 20 Mio. nicht übersteigen wird. In der Bilanz wird ferner ein Verlustvortrag in Höhe von ca. EUR 103,6 Mio. ausgewiesen werden. Dem Jahresfehlbetrag und dem Verlustvortrag wird, vorbehaltlich einer Verrechnung, die Kapitalrücklage in Höhe von ca. EUR 218,9 Mio. gegenüber stehen.

5. Die hohen Verluste der letzten Jahre wurden durch ein umfangreiches operatives Restrukturierungsprogramm und u.a. damit zusammenhängende Finanzierungsaufwendungen

verursacht. Als Obergesellschaft der Demag Cranes & Components-Gruppe hat die Gesellschaft freiwillig einen konsolidierten Konzernabschluss nach International Financial Reporting Standards erstellt. Die nachfolgende Tabelle mit wesentlichen Ertragskennzahlen der Gruppe über die letzten drei Jahre gibt einen Überblick über die operative Entwicklung und die Beiträge zu den aufgelaufenen Verlusten.

Kennzahl	2003	2004	2005
Umsatz (sales) in TEUR	666.689	620.812	660.224
Bruttogewinn (gross profit) in TEUR	121.238	145.372	176.923
Betriebliches Ergebnis (EBIT) in TEUR	-46.827	-7.156	17.844
Zinsen und ähnliche Erträge/Aufwendungen (interest and similar income/expense) in TEUR	-10.346	-29.533	-23.566
Ergebnis nach Steuern (profit after tax) in TEUR	-39.100	-22.505	-3.686

Das konsolidierte Eigenkapital der Gruppe hat sich in dieser Zeit wie folgt entwickelt:

- 2003: TEUR -5.267
- 2004: TEUR 53.657
- 2005: TEUR 146.289

6. Die Gründer sind der Auffassung, dass der Ertragswert der Gesellschaft und des Konzerns das bilanzielle Nettovermögen der Gesellschaft deutlich übersteigt.

V.

Über die Lage und den bisherigen Geschäftsverlauf der formwechselnden Gesellschaft erklären wir:

1. Im Hinblick auf die Höhe des Stammkapitals verweisen wir auf die Ausführungen unter II.

2. Die DCC HoldCo 3 (drei) GmbH befasst sich seit ihrer Gründung mit der Verwaltung ihres Vermögens, das ausschließlich aus Anteilen an verbundenen Unternehmen besteht, und der Leitung ihrer Tochtergesellschaften. Die operativ tätigen Tochtergesellschaften der Gesellschaft sind im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet von Transportverfahren, einschließlich Krane und ähnliche Produkte, sowie deren Komponenten tätig.

3. Auch im laufenden Geschäftsjahr betätigt sich die Gesellschaft bisher nur als Holding-Gesellschaft. Eine Änderung ihres Unternehmensgegenstands oder des Tätigkeitsschwerpunkts ihrer Tochtergesellschaften hat sich nicht ergeben.

4. Allerdings ist beabsichtigt, dass die Gesellschaft in naher Zukunft die Anteile an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, gegen Ausgabe eigener Aktien erwirbt. Diese Sachkapitalerhöhung wird Gegenstand einer Prüfung durch einen gerichtlich bestellten Prüfer nach § 183 Abs. 3 AktG sein. Der Einbringungsvertrag wird als Nachgründungsvertrag i.S.d. § 52 AktG behandelt werden.

5. Möglicherweise wird die Gesellschaft in Zukunft verstärkt gruppeninterne Dienstleistungen an ihre Tochtergesellschaften erbringen.

6. Der Gegenstand des Unternehmens wird im Hinblick auf die Einbringung der Anteile an der Gottwald HoldCo 3 (drei) GmbH einschließlich ihrer operativ tätigen Tochtergesellschaften und die Erbringung gruppeninterner Dienstleistungen wie folgt erweitert: Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe: Die Gesellschaft kann auf den in vorstehend genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

5. Im Hinblick auf die wirtschaftliche Situation verweisen wir auf die Ausführungen unter IV., insb. 1. und 4., insb. lit. c) und 5.

VI.

Der Aufsichtsrat der DCC HoldCo 3 (drei) GmbH setzt sich aus 12 Personen zusammen und ist gemäß den §§ 1 Abs. 1, 5 Abs. 1, 7 Abs. 1 Nr. 1 MitbestG aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer gebildet worden.

Der gegenwärtig bestehende Aufsichtsrat der Gesellschaft besteht gemäß § 203 UmwG als Aufsichtsrat der aus der Umwandlung hervorgehenden Aktiengesellschaft fort und setzt sich wie folgt zusammen:

1. Dr. Horst Heidsieck
2. Heinrich Fischer
3. Reinhard Gorenflos
4. Eberhard Kuhn
5. Prof. Heinrich Pack
6. Werner Paschke

- als Anteilseignervertreter -

7. Josef Berger
8. Gerd-Uwe Boguslawski
9. Alfred Hack
10. Reinhard Möller
11. Hubert Rosenthal
12. Ralph Triebel

- als Arbeitnehmervertreter -

VII.

Der Aufsichtsrat hat mit Beschluss vom 28. April 2006 die Herren

1. Harald J. Joos
2. Dirk Kießling

zu Mitgliedern des Vorstands bestellt und Herrn

Harald J. Joos

zum Vorsitzenden des Vorstands bestellt.

VIII.

Die Demag Cranes AG hat den Umwandlungsaufwand bis zur Höhe von EUR 90.000 übernommen. § 22 Abs. 2 der Satzung enthält eine entsprechende Festsetzung.

Beim Formwechsel wurden keine Aktien von Mitgliedern des Vorstands oder des Aufsichtsrates übernommen. Die DCC Management Beteiligungs GmbH & Co. KG hält ihre Anteile an der Gesellschaft wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an der DCC Management Beteiligungs GmbH & Co. KG halten. Zu dieser Gruppe gehören u.a. auch das Vorstandsmitglied Joos und verschiedene Anteilseignervertreter im Aufsichtsrat der Gesellschaft. Kein Mitglied des Vorstands oder des Aufsichtsrates hat sich einen besonderen Vorteil, eine Entschädigung oder eine Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

IX.

Zum Abschlussprüfer für den ersten Jahresabschluss der umgewandelten Aktiengesellschaft wurde die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, bestellt.

X.

Wir haben im Umwandlungsbeschluss vom 28. April 2006 auf die Erstattung eines Umwandlungsberichts durch die Geschäftsführer der DCC HoldCo 3 (drei) GmbH gemäß § 192 Abs. 3 UmwG, auf das Angebot einer Barabfindung gemäß § 207 UmwG und auf unser Anfechtungsrecht gemäß §§ 195, 196 UmwG verzichtet.

Düsseldorf, den 28. April 2006

DCC Luxembourg 2 S.à r.l., vertreten durch deren alleinvertretungsberechtigten Geschäftsführer

Werner Paschke

Düsseldorf, den 28. April 2006

DCC Management Beteiligungs GmbH & Co. KG, vertreten durch ihre Komplementärin, die Demag Management Equity Participation Verwaltungs GmbH, vertreten durch deren Geschäftsführer

Dr. Horst Heidsieck

Düsseldorf, den 28. April 2006

DCC Management Beteiligungs GmbH & Co. KG, vertreten durch ihre Komplementärin, die Demag Management Equity Participation Verwaltungs GmbH, vertreten durch deren Geschäftsführer

René Pepyn Dinandt

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 2. Mai 2006

Dr. Armin Hauschild
Notar

Umwandlungs-Gründungsprüfungsbericht

der Mitglieder des Vorstands und des Aufsichtsrats

Wir, die unterzeichnenden sämtlichen Mitgliedes des Vorstands und des Aufsichtsrats der durch formwechselnde Umwandlung der DCC HoldCo 3 (drei) GmbH (HR B 5548, Amtsgericht Hagen) gemäß §§ 238 ff. UmwG entstehenden

Demag Cranes AG, Wetter (Ruhr),

erstatten gemäß §§ 245 Abs. 1, 197 UmwG i.V.m. § 33 Abs. 1 AktG folgenden Prüfungsbericht:

1. Bei der Prüfung haben uns die folgenden Unterlagen vorgelegen:

   a) Ausfertigung des notariellen Protokolls über die Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH vom 28. April 2006 (UR-Nr. H 1418 / 2006 des Notars Dr. Armin Hauschild in Düsseldorf), in der die formwechselnde Umwandlung der DCC HoldCo 3 (drei) GmbH in die Demag Cranes AG (die **„Aktiengesellschaft"**) beschlossen und die Satzung der Aktiengesellschaft festgestellt sowie der Abschlussprüfer der Gesellschaft bestellt worden ist.

   b) Niederschrift über den Beschluss des Aufsichtsrats der Aktiengesellschaft vom 28. April 2006 betreffend die Bestellung des Vorstands der Gesellschaft.

   c) Jahresabschluss der DCC HoldCo 3 (drei) GmbH zum 30. September 2005.

   d) Umwandlungs-Gründungsbericht nebst Anlagen der DCC Luxembourg 2 S.à r.l. und der DCC Management Beteiligungs GmbH & Co. KG als Gesellschafter der DCC HoldCo 3 (drei) GmbH, die für die formwechselnde Umwandlung gestimmt haben, vom 28. April 2006.

2. Der sich aus den vorgenannten Urkunden ergebende Hergang des Formwechsels entspricht nach unserer Prüfung den gesetzlichen Vorschriften. Insbesondere haben wir Folgendes festgestellt:

   a) Die von den Gesellschaftern der DCC HoldCo 3 (drei) GmbH, die für die formwechselnde Umwandlung gestimmt haben, im Umwandlungs-Gründungsbericht gemachten Angaben sind vollständig und richtig.

b) Das Grundkapital der Aktiengesellschaft in Höhe von EUR 11.602.800 ist durch den Wert des Reinvermögens der Gesellschaft gedeckt. Dies ergibt sich sowohl aus dem nach HGB-Grundsätzen aufgestellten Einzelabschluss der Gesellschaft zum 30. September 2005 als auch aus dem nach International Financial Reporting Standards aufgestellten Konzernabschluss der Gesellschaft zum 30. September 2005. Auch der Ertragswert zeigt, dass der Wert des Unternehmens den Betrag des Grundkapitals deutlich übersteigt. Überbewertungen sind nicht vorgenommen worden.

c) Rechtsgeschäfte, die auf den Erwerb des Vermögens des bisherigen Rechtsträgers durch die Aktiengesellschaft hingezielt haben, sind nicht getätigt worden.

d) Sondervorteile zu Gunsten von Gesellschaftern sind nicht ausbedungen.

e) Gemäß § 22 der Satzung trägt die Gesellschaft den Aufwand für den Formwechsel bis zu einer Höhe von EUR 90.000. Der Aufwand für den Formwechsel wird auf weniger als EUR 90.000 geschätzt. Einwendungen gegen diesen Ansatz sind nicht zu erheben.

f) Uns ist bekannt, dass das Vorstandsmitglied Joos sowie einzelne Mitglieder des Aufsichtsrats an der DCC Management Beteiligungs GmbH & Co. KG beteiligt sind und daher zwangsläufig in Zukunft an einer Gesellschaft beteiligt sind, die für sie Aktien der Aktiengesellschaft hält. Im Übrigen haben aber weder die Mitglieder des Vorstands noch die des Aufsichtsrats Aktien für eigene oder fremde Rechnung übernommen.

g) Weder ein Mitglied des Vorstands noch ein Mitglied des Aufsichtsrats hat sich einen besonderen Vorteil oder eine Entschädigung oder Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

Düsseldorf, den 28. April 2006

Der Vorstand:

Harald Joachim Joos

Dirk Kießling

Düsseldorf, den 28. April 2006

Der Aufsichtsrat:

Dr. Horst Heidsieck

Josef Berger

Gerd-Uwe Boguslawski

Heinrich Fischer

952299_5.DOC

Reinhard Gorenflos

Alfred Hack

Eberhard Kuhn

Reinhard Möller

Prof. Heinrich Pack

Werner Paschke

Hubert Rosenthal

Hubert Rosenthal

Ralph Triebel

Gesellschaftsvertrag der DCC HoldCo 3 (drei) GmbH

I. Allgemeine Bestimmungen

1. **Firma, Sitz**

1.1 Die Firma der Gesellschaft lautet:

DCC HoldCo 3 (drei) GmbH.

1.2 Sitz der Gesellschaft ist Wetter.

2. **Gegenstand des Unternehmens**

Gegenstand der Gesellschaft sind die Führung, die Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet von Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Erbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.

3. **Bekanntmachungen**

Die Bekanntmachungen der Gesellschaft werden im Bundesanzeiger veröffentlicht.

II. Stammkapital und Geschäftsanteile

4. Stammkapital, Stammeinlage

4.1 Das Stammkapital der Gesellschaft beträgt EUR 1.450.350,-- (in Worten: eine Million vierhundertfünfzigtausenddreihundertfünfzig Euro).

5. Einziehung von Geschäftsanteilen

5.1 Die Einziehung von Geschäftsanteilen ist mit Zustimmung des betroffenen Gesellschafters zulässig.

5.2 Die Einziehung erfolgt durch Erklärung der Geschäftsführer aufgrund eines Beschlusses der Gesellschafter. Statt der Einziehung können die Gesellschafter beschließen, daß der betroffene Gesellschafter den Geschäftsanteil auf die Gesellschaft oder auf eine im Beschluß zu benennende Person zu übertragen hat. Bei Abtretung an einen Dritten haftet die Gesellschaft für die Vergütung wie ein selbstschuldnerischer Bürge.

5.3 Der betroffene Gesellschafter ist ab Mitteilung der Einziehung vom Stimmrecht und vom Recht auf Gewinnbezug ausgeschlossen.

5.4 Soweit keine zwingende Gesetzesbestimmung entgegensteht, kann ein eingezogener Geschäftsanteil durch Beschluß der Gesellschafter neu gebildet werden.

6. Abfindung

6.1 Im Falle der Einziehung gemäß § 5.1 oder der die Einziehung ersetzenden Übertragung gemäß § 5.2 entspricht die Höhe des Einziehungsentgeltes dem im zugrundeliegenden Beschluss bestimmten Betrag und entsprechen die Zahlungsmodalitäten den im zugrundeliegenden Beschluss bestimmten Zahlungsmodalitäten, sofern der Gesellschafter, dessen Anteil eingezogen wird, diesem Betrag sowie den Zahlungsmodalitäten in Textform zugestimmt hat. Einer gesonderten Zustimmung bedarf es nicht, wenn der betroffene Gesellschafter dem Beschluss zustimmt.

7. Verfügung über Geschäftsanteile

7.1 Die Abtretung eines Geschäftsanteils oder von Teilen eines Geschäftsanteils sowie jede andere Verfügung über einen Geschäftsanteil bedarf zu ihrer Wirksamkeit der Zustimmung der Gesellschafterversammlung.

III. Geschäftsführung

8. Geschäftsführung

8.1 Die Gesellschaft hat einen oder -sofern gesetzlich vorgeschrieben oder durch Beschluss des Aufsichtsrates bestimmt - mehrere Geschäftsführer.

8.2 Der Aufsichtsrat kann einen Vorsitzenden der Geschäftsführung ernennen.

8.3 Die Geschäftsführer führen die Geschäfte nach Maßgabe der Gesetze, des Gesellschaftsvertrags, einer von den Gesellschaftern beschlossenen Geschäftsordnung, in der auch die Geschäftsverteilung geregelt wird, und den sonstigen Beschlüssen der Gesellschafter.

8.4 Die Gesellschafter und der Aufsichtsrat können durch Beschluß bestimmen, daß bestimmte Arten von Geschäften nur mit ihrer Zustimmung vorgenommen werden dürfen. Die Gesellschafter können geschäftsleitende Weisungen erteilen und Richtlinien für die Geschäftspolitik aufstellen.

9. Vertretung

9.1 Ist nur ein Geschäftsführer bestellt, vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer in Gemeinschaft mit einem Prokuristen vertreten.

9.2 Die Gesellschafterversammlung kann einem oder mehreren Geschäftsführern Alleinvertretungsmacht erteilen. Der Aufsichtsrat kann einen oder mehrere Geschäftsführer von den Beschränkungen des § 181 BGB befreien.

IV. Aufsichtsrat

10. Zusammensetzung des Aufsichtsrats und Amtszeit seiner Mitglieder

10.1 Die Gesellschaft hat einen Aufsichtsrat, sofern dessen Einrichtung gesetzlich vorgeschrieben oder von der Gesellschafterversammlung beschlossen worden ist. Die Zahl der Mitglieder wird im Rahmen der gesetzlichen Vorgaben durch Gesellschafterbeschluss bestimmt. Die Aufsichtsratsmitglieder der Anteilseigner werden von der Gesellschafterversammlung gewählt und abberufen. Wahl und Abberufung der Aufsichtsratsmitglieder der Arbeitnehmer richten sich nach den hierfür einschlägigen Bestimmungen.

10.2 Die Aufsichtsratsmitglieder werden für die Zeit bis zur Beendigung der Gesellschafterversammlung gewählt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Geschäftsjahr, in dem die Amtszeit beginnt, wird nicht mitgerechnet. Die Gesellschafterversammlung kann für Mitglieder der Anteilseigner bei der Wahl eine kürzere Amtszeit bestimmen. Scheidet ein Aufsichtsratsmitglied vor Ablauf seiner Amtszeit aus dem Aufsichtsrat aus, ohne dass ein Ersatzmitglied nachrückt, so erfolgt die Wahl des Nachfolgers, soweit die Gesellschafterversammlung die Amtszeit nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Mitglieds.

10.3 Mit der Bestellung eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das Mitglied des Aufsichtsrats wird, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet. Das Amt eines in den Aufsichtsrat nachgerückten Ersatzmitglieds erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Mitglieds.

10.4 Jedes Mitglied und Ersatzmitglied eines Aufsichtsrats kann sein Amt durch eine an den Vorsitzenden des Aufsichtsrats und an die Geschäftsführung zu richtende Erklärung unter Einhaltung einer Frist von vier Wochen niederlegen.

11. **Vorsitzender und Stellvertreter**

Soweit das Gesetz über die Mitbestimmung der Arbeitnehmer (MitbestG) Anwendung findet, wählt der Aufsichtsrat aus seiner Mitte gemäß § 27 MitbestG einen Vorsitzenden und einen oder mehrere Stellvertreter für die in Ziff. 10.2 bestimmte Amtszeit. Die Wahl erfolgt im Anschluss an die Gesellschafterversammlung, in der die Aufsichtsratsmitglieder der Anteilseigner gewählt worden sind, in einer ohne besondere Einladung stattfindenden Sitzung.

Anschließend bildet der Aufsichtsrat zur Wahrnehmung der in § 27 Abs. 3 MitbestG genannten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter aus den Mitgliedern der Arbeitnehmer sowie je ein von den Mitgliedern der Arbeitnehmer und der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewähltes Mitglied angehören.

Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

12. **Einberufung der Sitzungen**

Die Sitzungen des Aufsichtsrats werden durch den Vorsitzenden mit einer Frist von 14 Tagen schriftlich, in elektronischer Form oder Textform einberufen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Frist auf höchstens drei Tage abkürzen und mündlich, fernmündlich, fernschriftlich, in elektronischer Form oder durch Fernkopie einladen. Mit der Einberufung sind die Gegenstände der Tagesordnung und etwa vorliegende Beschlussvorschläge mitzuteilen. Der Vorsitzende kann aus erheblichen Gründen eine von ihm einberufene Sitzung aufheben oder verlegen.

13. **Beschlussfassung des Aufsichtsrats**

13.1 Beschlüsse des Aufsichtsrats werden in der Regel in den Sitzungen gefasst. Der Vorsitzende bestimmt die Reihenfolge der Verhandlungsgegenstände und die Art der Abstimmung. Schriftliche, in elektronischer oder Textform, tele-

grafische, fernschriftliche, oder fernkopierte Beschlussfassungen sind zulässig, wenn kein Mitglied diesem Verfahren innerhalb einer vom Vorsitzenden bestimmten angemessenen Frist widerspricht.

13.2 Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich der Stimme enthält. Abwesende Mitglieder können an der Beschlussfassung des Aufsichtsrat teilnehmen, indem sie eine schriftliche Stimmabgabe durch ein anderes Mitglied überreichen lassen.

13.3 Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Punkte der Tagesordnung vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Anteilseigner und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung desselben Tagesordnungspunktes ist er nicht befugt.

13.4 Der Aufsichtsrat beschließt mit der Mehrheit der abgegebenen Stimmen, soweit nicht gesetzlich zwingend etwas anderes bestimmt ist. Ergibt eine Abstimmung Stimmengleichheit, so hat, sofern das MitbestG Anwendung findet, jedes Mitglied des Aufsichtsrats das Recht, eine erneute Abstimmung über denselben Gegenstand zu verlangen. Ergibt auch sie Stimmengleichheit, hat der Vorsitzende zwei Stimmen. Absatz 2 Satz 3 ist auch auf die Abgabe der zweiten Stimme anzuwenden.

13.5 Beschlüsse, deren Gegenstände nicht ordnungsgemäß angekündigt worden sind, werden nur wirksam, wenn kein Mitglied des Aufsichtsrats der Beschlussfassung widerspricht. Abwesenden Mitgliedern ist Gelegenheit zu geben, innerhalb einer vom Vorsitzenden bestimmten angemessenen Frist zu widersprechen.

13.6 Der Vorsitzende ist ermächtigt, die Beschlüsse des Aufsichtsrats und seiner Ausschüsse durchzuführen und die dazu erforderlichen Willenserklärungen abzugeben.

13.7 Über Sitzungen des Aufsichtsrats ist eine Niederschrift anzufertigen, die der Vorsitzende unterzeichnet. In der Niederschrift sind der Ort und der Tag der Sitzung, die Teilnehmer, die Gegenstände der Tagesordnung, der wesentliche Inhalt der Verhandlungen und die Beschlüsse des Aufsichtsrats wiederzugeben. Beschlüsse, die nicht in Sitzungen gefasst worden sind, werden vom Vorsitzenden in einer Niederschrift festgestellt. Die Niederschrift nach Satz 1 und 2 wird jedem Aufsichtsratsmitglied unverzüglich in Abschrift zugeleitet.

14. Aufgaben und Verantwortlichkeit des Aufsichtsrats

14.1 Der Aufsichtsrat hat die ihm durch Gesetz und Gesellschaftsvertrag zugewiesenen Rechte und Pflichten. Zu seinen Aufgaben gehören insbesondere:

a) Beratung und Überwachung der Geschäftsführung,

b) soweit das MitbestG Anwendung findet, die Bestellung und Widerruf der Bestellung der Geschäftsführer sowie Abschluss, Änderung, Aufhebung oder Kündigung der Anstellungsverträge,

c) Einberufung der Gesellschafterversammlung, wenn das Wohl der Gesellschaft es erfordert,

d) soweit das MitbestG Anwendung findet, Prüfung des Jahresabschlusses, des Lageberichts und des Vorschlags für die Verwendung des Bilanzgewinns sowie Abgabe eines schriftlichen Berichts über das Ergebnis der Prüfung an die Gesellschafterversammlung.

Der Aufsichtsrat kann von der Geschäftsführung jederzeit eine Berichterstattung nach Maßgabe des § 90 Abs. 3, 4 und 5 Satz 1 und 2 AktG verlangen.

14.2 Die Mitglieder des Aufsichtsrats haben bei der Ausübung ihrer Tätigkeit die Sorgfalt ordentlicher und gewissenhafter Amtswalter anzuwenden. Über vertrauliche Angaben und Geheimnisse der Gesellschaft, namentlich Betriebs- oder Geschäftsgeheimnisse, die ihnen durch ihre Tätigkeit im Aufsichtsrat bekannt werden, haben sie Stillschweigen zu bewahren. Will ein Mitglied des Aufsichtsrats Informationen weitergeben, von denen nicht mit Sicherheit

auszuschließen ist, dass sie vertraulich sind oder Geheimnisse der Gesellschaft betreffen, so hat es den Vorsitzenden des Aufsichtsrats vorher zu unterrichten und ihm Gelegenheit zur Stellungnahme zu geben.

15. Vergütung

Die Mitglieder des Aufsichtsrats erhalten neben dem Ersatz ihrer Auslagen eine jährliche Vergütung, die durch Beschluss der Gesellschafter festgesetzt wird.

16. Zustimmungspflichtige Geschäfte

Die Geschäftsführung bedarf der Zustimmung des Aufsichtsrats zur Vornahme folgender Geschäfte, wenn sie über den Rahmen des normalen Geschäftsbetriebs hinausgehen oder von erheblicher wirtschaftlicher Bedeutung für das Unternehmen sind:

a) Errichtung und Auflösung von Zweigniederlassungen,

b) Erwerb, Veräußerung und Verpfändung von Beteiligungen an anderen Unternehmen,

c) Aufnahme neuer und Aufgabe vorhandener Geschäfts- und Produktionszweige,

d) Erwerb, Veräußerung und Belastung von Grundstücken, grundstücksgleichen Rechten und Rechten an Grundstücken,

e) Übernahme von Bürgschaften, Garantien oder ähnlichen Haftungen,

f) Gewährung von Darlehen und sonstigen Krediten,

g) Emission von Anleihen.

V. Gesellschafter

17. Rechte der Gesellschafter

17.1 Der Beschlußfassung der Gesellschafter unterliegen alle Angelegenheiten, die nicht durch zwingende Vorschriften des Gesetzes oder durch diesen Gesellschaftsvertrag der Geschäftsführung oder dem Aufsichtsrat anvertraut sind.

17.2 Die Gesellschafter können die ihnen nach Ziff. 8.3 und 8.4 zustehenden sowie alle sonstigen nicht zwingend der Gesellschafterversammlung vorbehaltenen Rechte auf einen Gesellschafterausschuß übertragen.

18. Gesellschafterbeschlüsse

18.1 Die Beschlüsse der Gesellschafter werden in Versammlungen oder durch schriftliche, elektronische, fernschriftliche, fernmündliche oder fernkopierte Stimmabgaben gefaßt, wenn sich alle Gesellschafter mit der Beschlußfassung einverstanden erklären oder sich an ihr beteiligen.

18.2 Die Beschlüsse der Gesellschafter werden, soweit das Gesetz oder dieser Gesellschaftsvertrag nicht zwingend etwas anderes vorschreiben, mit der einfachen Mehrheit der abgegebenen Stimmen gefaßt. Je EUR 50,00 eines Geschäftsanteils gewähren eine Stimme.

18.3 Eine Anfechtungsklage muß innerhalb von einem Monat nach der Beschlußfassung erhoben werden. Ist der Beschluß außerhalb einer Gesellschafterversammlung ohne Beteiligung des Anfechtenden gefaßt worden, muß die Anfechtungsklage innerhalb von einem Monat nach Erhalt des schriftlichen Beschlußprotokolls erhoben werden.

19. Gesellschafterversammlung

19.1 Die Gesellschafterversammlung wird durch die Geschäftsführer einberufen. Zur Gesellschafterversammlung sind alle Gesellschafter schriftlich unter Beachtung einer Frist von zwei Wochen einzuladen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Versammlung

nicht mitgerechnet. Mit der Einladung sind die Gegenstände der Tagesordnung mitzuteilen.

19.2 Den Vorsitz in der Gesellschafterversammlung führt der Gesellschafter, der die größte Beteiligung an der Gesellschaft hält, wenn die Versammlung keinem anderen Gesellschafter den Vorsitz überträgt.

19.3 Die Gesellschafterversammlung ist beschlußfähig, wenn mindestens 70 % des Stammkapitals vertreten sind. Erweist sich eine Gesellschafterversammlung als nicht beschlußfähig, so ist innerhalb von zwei Wochen eine zweite Versammlung mit gleicher Tagesordnung einzuberufen, die ohne Rücksicht auf die Höhe des vertretenen Stammkapitals beschlußfähig ist; hierauf ist in der Einberufung hinzuweisen.

19.4 Die ordentliche Gesellschafterversammlung findet in den ersten acht Monaten des Geschäftsjahres statt. Sie beschließt über die Feststellung des Jahresabschlusses und die Verwendung des Ergebnisses, über die Entlastung der Geschäftsführer und der Mitglieder des Gesellschafterausschusses sowie die Wahl des Abschlußprüfers.

20. Gesellschafterausschuß/Beirat

20.1 Durch Beschluß der Gesellschafter kann ein Gesellschafterausschuß gebildet werden. In dem Beschluß können die Gesellschafter bestimmen, aus wie vielen Mitgliedern der Ausschuß bestehen soll. Die Mitglieder des Gesellschafterausschusses werden durch die Gesellschafterversammlung mit einfacher Mehrheit der abgegebenen Stimmen längstens für eine Zeit von fünf Jahren bestellt.

20.2 Die Mitglieder des Gesellschafterausschusses können ihr Amt jederzeit durch schriftliche Erklärung gegenüber den Geschäftsführern niederlegen.

20.3 Der Gesellschafterausschuß hat die ihm von den Gesellschaftern übertragenen Aufgaben.

20.4 Der Gesellschafterausschuß ist beschlußfähig, wenn mindestens die Hälfte seiner Mitglieder an der Beschlußfassung teilnimmt. Ein Mitglied kann sich

durch ein anderes Mitglied aufgrund schriftlicher Vollmacht vertreten lassen. Der Gesellschafterausschuß faß seine Beschlüsse mit der Mehrheit der abgegebenen Stimmen, soweit nicht gesetzlich zwingend etwas anderes bestimmt ist.

20.5 Der Gesellschafterausschuß gibt sich eine Geschäftsordnung, wenn nicht die Gesellschafterversammlung die Geschäftsordnung erläßt.

20.6 Die Mitglieder des Gesellschafterausschusses haben Anspruch auf Ersatz ihrer Auslagen. Die Gesellschafterversammlung kann beschließen, daß den Mitgliedern des Gesellschafterausschusses darüber hinaus eine jährliche Vergütung gezahlt wird.

20.7 Statt oder zusätzlich zu dem Gesellschafterausschuß kann durch Beschluß der Gesellschafter ein Beirat eingerichtet werden, der die Aufgabe hat, die Geschäftsführung zu beraten. In dem Beschluß können die Gesellschafter bestimmen, aus wie vielen Mitgliedern der Beirat bestehen soll. Die Mitglieder des Beirats werden durch die Gesellschafterversammlung mit einfacher Mehrheit der abgegebenen Stimmen für eine Zeit von bis zu fünf Jahren gewählt. Durch Beschluß der Gesellschafter wird das für den Beirat zu beachtende Verfahren und die Vergütung der Beiratsmitglieder festgelegt.

VI. Geschäftsjahr, Jahresabschluß

21. Geschäftsjahr, Jahresabschluß

21.1 Das Geschäftsjahr beginnt am 1. Oktober und endet am 30. September des folgendes Jahres. Das erste Geschäftsjahr ist ein Rumpfgeschäftsjahr, beginnend mit der Eintragung der Gesellschaft in das Handelsregister und endet mit dem auf die Eintragung in das Handelsregister folgenden 30. September.

21.2 Die Geschäftsführer haben in den ersten drei Monaten des Geschäftsjahres den Jahresabschluß und -soweit gesetzlich vorgeschrieben oder von den Gesellschaftern verlangt- den Lagebericht für das vergangene Geschäftsjahr aufzustellen und dem Abschlußprüfer vorzulegen. Unverzüglich nach Eingang des Prüfungsberichts des Abschlußprüfers haben die Geschäftsführer der Gesell-

schafterversammlung den Jahresabschluß, den Lagebericht und den Prüfungsbericht zugleich mit dem Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

VII. Schlußbestimmung

22. Gründungsaufwand

Die mit dieser Urkunde und ihrer Durchführung verbundenen Kosten (Notar-, Gerichts- und Veröffentlichungskosten) sowie die Kosten, die mit der Neubestellung der Geschäftsführung verbunden sind (Notar- Gerichts- und Veröffentlichungskosten), trägt die Gesellschaft bis zu einem Betrag von EUR 2.000,00 (in Worten: Euro zweitausend).

23. Salvatorische Klausel

Sollten Bestimmungen dieses Vertrages oder eine künftig in ihn aufgenommene Bestimmung ganz oder teilweise nicht rechtswirksam oder nicht durchführbar sein oder ihre Rechtswirksamkeit oder Durchführbarkeit später verlieren, so soll hierdurch die Gültigkeit der übrigen Bestimmungen des Vertrages nicht berührt werden. Das gleiche gilt, soweit sich herausstellen sollte, daß der Vertrag eine Regelungslücke enthält. Die Parteien sind verpflichtet, anstelle der unwirksamen oder undurchführbaren Bestimmungen oder zur Ausfüllung der Lücke eine angemessene Regelung zu treffen, die, soweit rechtlich möglich, dem am nächsten kommt, was die Gesellschafter gewollt haben oder nach dem Sinn und Zweck des Vertrages gewollt hätten, sofern sie bei Abschluß dieses Vertrages oder bei der späteren Aufnahme einer Bestimmung den Punkt bedacht hätten. Dies gilt auch, wenn die Unwirksamkeit einer Bestimmung etwa auf einem in dem Vertrage vorgeschriebenen Maß der Leistung oder Zeit (Frist oder Termin) beruht; es soll dann ein dem Gewollten möglichst nahekommendes rechtlich zulässiges Maß der Leistung oder Zeit (Frist oder Termin) vereinbart werden.

Zu dem vorstehend wiedergegebenen Wortlaut des Gesellschaftsvertrages bescheinige ich, daß die geänderten Bestimmungen des Gesellschaftsvertrages mit dem Beschluß über die Änderung des Gesellschaftsvertrages vom 27. November 2003 und die unveränderten Bestimmungen mit dem zuletzt zum Handelsregister eingereichten vollständigen Wortlaut des Gesellschaftsvertrages übereinstimmen.

Düsseldorf, den 15. Dezember 2003

L.S. gez. Dr. Oertel

Notar

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) DCC HoldCo 3 (drei) GmbH b) Wetter (Ruhr) c) Gegenstand der Gesellschaft sind die Führung, die Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Erbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.	1.331.350,00 EUR	a) Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten. b) Geschäftsführer: Moll, Klaus K., Ludwigshafen, *21.10.1948 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen Geschäftsführer: Dr. Halber, Horst J., Bocholt, *20.07.1949 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen		a) Gesellschaft mit beschränkter Haftung Gesellschaftsvertrag vom 08.08.2002	a) 12.12.2003 Bruhn b) Tag der ersten Eintragung: 19.04.2003 Dieses Blatt ist zur Fortführung auf EDV umgeschrieben worden und bei gleichzeitiger Änderung der örtlichen Zuständigkeit an die Stelle des bisherigen Registerblattes (Amtsgericht Wetter HRB 1015) getreten. Freigegeben am 12.12.2003. Gesellschaftsvertrag Bl. 75 ff. SB Beschluss Bl. 73 SB.
2		1.450.350,00 EUR	b) Nicht mehr Geschäftsführer: Moll, Klaus K., Ludwigshafen, *21.10.1948 Geschäftsführer: Joos, Harald J., Stuttgart, *26.05.1952 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Die Gesellschafterversammlung vom 27. November 2003 hat die Änderung des Gesellschaftsvertrages in § 4 (Stammkapital) und mit ihr die Erhöhung des Stammkapitals um 119.000,00 EUR sowie die Neufassung der §§ 5, 6, 8, 14 und 21 des Gesellschaftsvertrages beschlossen.	a) 31.03.2004 Fischer b) Beschluss, Bl. 123 ff. Sd.-Bd.; Gesellschaftsvertrag, Bl. 148 ff. Sd.-Bd.

Handelsregister B des Amtsgerichts Hagen | Ausdruck Abruf vom 9.2.2006 13:39 | Nummer der Firma: HRB 5548 | Seite 2 von 2

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
3				Gesamtprokura gemeinsam mit einem Geschäftsführer mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen: Hildebrandt, Jochen, Würselen, *20.11.1962 Jährhsen, Ulrich, Essen, *08.07.1961		a) 08.04.2005 Block
4			b) Bestellt als Geschäftsführer: Dr. Zipse, Thomas, Herdecke, *17.12.1956			a) 16.08.2005 Block
5			b) Nach Änderung der besonderen Vertretungsbefugnis, weiterhin Geschäftsführer: Dr. Zipse, Thomas, Herdecke, *17.12.1956 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.			a) 03.02.2006 Block

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 09. Februar 2006

Notar

Anlage 6 – Bilanzen der DCC 3 GmbH zum 30. September 2004 und 2005

Bilanz DCC HoldCo 3 (drei) GmbH (HGB)		
Geschäftsjahresende zum 30. September	**2004** **€ Mio.**	**2005** **€ Mio.**
Finanzanlagen	108,2	108,2
Anlagevermögen	**108,2**	**108,2**
Forderungen gegen verbundene Unternehmen	-	70,4
Flüssige Mittel	-	-
Umlaufvermögen	-	**70,4**
Summe Aktiva	**108,2**	**178,6**
Gezeichnetes Kapital	1,5	1,5
Kapitalrücklagen	118,7	218,9
Bilanzverlust	45,6	103,6
Eigenkapital	**74,6**	**116,8**
Rückstellungen	0,2	0,2
Verbindlichkeiten gegenüber verbundenen Unternehmen	33,4	61,6
Summe Passiva	**108,2**	**178,6**

Anlage 7 – Anteilsbesitz der DCC 3 GmbH zum 30. September 2005

Name und Sitz des Unternehmens	Land	Anteilseigner
Konsolidierte Unternehmen, Inland		
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 (vier) GmbH
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 (fünf) GmbH
Kranservice Rheinberg GmbH, Rheinberg		Demag Cranes & Components GmbH
DCC Verwaltungs GmbH, Wetter		Demag Cranes & Components GmbH
DCC Verwaltungs 2 (zwei) GmbH, Wetter		Demag Cranes & Components GmbH
Konsolidierte Unternehmen, Ausland		
Demag Cranes & Components Pty. Ltd., Smithfield	Australien	Demag Cranes & Components GmbH
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	Demag Cranes & Components GmbH
Demag Cranes & Components Ltda., Cotia	Brasilien	Demag Cranes & Components GmbH
Demag Cranes & Components (Quinhuangdao) Co. Ltd., Quinhuangdao	China	Demag Cranes & Components GmbH
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	Demag Cranes & Components GmbH
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	Demag Cranes & Components GmbH
Demag Cranes & Components A/S, Kopenhagen	Dänemark	Demag Cranes & Components GmbH
DCC France HoldCo SA, Chalons en Champagne	Frankreich	DCC HoldCo 5 (fünf) GmbH
Demag Cranes & Components SA, Chalons en Champagne	Frankreich	DCC France Holdco SA
Demag Cranes & Components Ltd., Banbury	Großbritannien	DCC Holdings Ltd.
Demag Cranes & Components Guarantee Ltd., Banbury	Großbritannien	Demag Cranes & Components GmbH
Demag Cranes & Components Holdings Ltd., Banbury	Großbritannien	Demag Cranes & Components GmbH / DCC Guarantee Ltd
Demag Cranes & Components (India) Pte. Ltd., Pune	Indien	Demag Cranes & Components GmbH
Donati Sollevamenti S.r.l., Varese	Italien	Demag Cranes & Components GmbH / DCC S.p.A.
Demag Cranes & Components S.p.A., Agrate Brianza	Italien	Demag Cranes & Components GmbH
Demag Cranes & Components GmbH, Salzburg	Österreich	Demag Cranes & Components GmbH

Name und Sitz des Unternehmens	Land	Anteilseigner
Demag Cranes & Components Sp.Z.o.o., Warschau	Polen	Demag Cranes & Components GmbH
Demag Cranes & Components Ltda., Lissabon	Portugal	Demag Cranes & Components GmbH
Demag Cranes & Components AG, Dietlikon	Schweiz	Demag Cranes & Components GmbH
Demag Cranes & Components Spain Holdco S.A., Madrid	Spanien	Demag Cranes & Components GmbH
Demag Cranes & Components S.A., Madrid	Spanien	Demag Cranes & Components Spain Holdco S.A.
Demag Cranes & Components (Pty.) Ltd., Johannesburg	Südafrika	Demag Cranes & Components GmbH
Demag Cranes & Components spol.s.r.o., Slany	Tschechien	Demag Cranes & Components GmbH
Demag Cranes & Components Corp., Cleveland	USA	Demag Cranes & Components GmbH
Crane America Services Corp., Dayton	USA	Demag Cranes & Components Corp.
Demag Cranes & Components (Middle East) FZE, Dubai	Vereinigte Arabische Emirate	MDC (Middle East) EC
Nicht konsolidierte verbundene Unternehmen		
Demag Cranes & Components S.A., Buenos Aires	Argentinien	Demag Cranes & Components GmbH
Assoziierte Unternehmen, Ausland		
MHE-Demag (S) Pte. Ltd., Singapur	Singapur	Demag Cranes & Components GmbH

Anlage 8

Allgemeine Auftragsbedingungen

Allgemeine Auftragsbedingungen

für

Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften

vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde.

Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

N

Berechnung des Gründungsaufwands

Gemäß § 22 Absatz 2 der Satzung der

Demag Cranes AG, Wetter (Ruhr),

hat die Gesellschaft die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten und Steuern bis zu einem Betrag von insgesamt 90.000 Euro übernommen.

Zu diesen Kosten gehören die nachfolgenden, teils bereits feststehenden, teils geschätzten Beträge:

1. Notarkosten, zu zahlen an Herrn Notar Dr. Hauschild, Düsseldorf:
   ca. 6.000 Euro;

2. Notarkosten der Anmeldung der Gesellschaft zur Eintragung in das Handelsregister, zu zahlen wie zu Ziff. 1:
   ca. 100 Euro;

3. Notarkosten für Vollmachten und Beglaubigungen, zu zahlen an die auf den Urkunden vermerkten Notare:
   ca. 500 Euro;

4. Gerichtskosten für die Eintragung der Gesellschaft in das Handelsregister einschließlich Kosten der Bekanntmachung, zu zahlen an die Gerichtskasse des Amtsgerichts Hagen:
   ca. 1.500 Euro;

5. Honorar des gerichtlich bestellten Gründungsprüfers:
   ca. 20.000 Euro;

6. Sonstiger Gründungsaufwand, zu zahlen an Rechtsanwälte Hengeler Mueller, Düsseldorf, und andere aus urkundlichen Unterlagen der Gesellschaft ersichtliche Empfänger:
   ca. 50.000 Euro.

Insgesamt: ca. 78.000 Euro.

Harald Joachim Joos

Dirk Kiessling

e P v 4 v

IHK Südwestfälische
Industrie- und Handelskammer
zu Hagen

Eingegangen
13. MRZ 2006
HENGELER MUELLER

O

Sozietät
Hengeler Müller
Postfach 10 28 21
40019 Düsseldorf

9. März 2006

Handelsregistersache DCC HoldCo 3 (drei) GmbH

Sehr geehrte Damen und Herren,

gegen die in Aussicht genommene Firmierung

„DEMAG Cranes AG"

bestehen unsererseits keine Bedenken.

Mit freundlichen Grüßen

Sonnenschein

Nadine Sonnenschein

RECEIVED
2006 JUL 31 P 5:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Südwestfälische Industrie- und Handelskammer zu Hagen
Bahnhofstraße 18, 58095 Hagen | Postfach 42 65, 58085 Hagen
Telefon (0 23 31) 3 90-0 | Fax (0 23 31) 1 35 86 | E-Mail sihk@hagen.ihk.de | Internet www.sihk.de
Durchwahl: Telefon (0 23 31) 3 90-2 46 | Fax (0 23 31) 3 90-3 81 | E-Mail sonnenschein@hagen.ihk.de

andelsregister B des Amtsgerichts Hagen

Ausdruck
Abruf vom 9.5.2006 11:12

Nummer der Firma: **HRB 5548**
Seite 1 von 2

ummer der Intragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) DCC HoldCo 3 (drei) GmbH b) Wetter (Ruhr) c) Gegenstand der Gesellschaft sind die Führung, die Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Erbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber inren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.	1.331.350,00 EUR	a) Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten. b) Geschäftsführer: Moll, Klaus K., Ludwigshafen, *21.10.1948 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen Geschäftsführer: Dr. Heiber, Horst J., Bocholt, *20.07.1949 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen		a) Gesellschaft mit beschränkter Haftung Gesellschaftsvertrag vom 08.08.2002	a) 12.12.2003 Bruhn b) Tag der ersten Eintragung: 19.04.2003 Dieses Blatt ist zur Fortführung auf EDV umgeschrieben worden und bei gleichzeitiger Änderung der örtlichen Zuständigkeit an die Stelle des bisherigen Registerblattes (Amtsgericht Wetter HRB 1015) getreten. Freigegeben am 12.12.2003. Gesellschaftsvertrag Bl. 75 ff. SB Beschluss Bl. 73 SB.
2		1.450.350,00 EUR	b) Nicht mehr Geschäftsführer: Moll, Klaus K., Ludwigshafen, *21.10.1948 Geschäftsführer: Joos, Harald J., Stuttgart, *26.05.1952 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Die Gesellschafterversammlung vom 27. November 2003 hat die Änderung des Gesellschaftsvertrages in § 4 (Stammkapital) und mit ihr die Erhöhung des Stammkapitals um 119.000,00 EUR sowie die Neufassung der §§ 5, 6, 8, 14 und 21 des Gesellschaftsvertrages beschlossen.	a) 31.03.2004 Fischer b) Beschluss, Bl. 123 ff. Sd.-Bd.; Gesellschaftsvertrag, Bl. 148 ff. Sd.-Bd.

2

mer der tragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
3				Gesamtprokura gemeinsam mit einem Geschäftsführer mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen: Hildebrandt, Jochen, Würselen, *20.11.1962 Jöhrsen, Ulrich, Essen, *06.07.1961		a) 08.04.2005 Block
4			b) Bestellt als Geschäftsführer: Dr. Zipse, Thomas, Herdecke, *17.12.1956			a) 16.08.2005 Block
5			b) Nach Änderung der besonderen Vertretungsbefugnis, weiterhin Geschäftsführer: Dr. Zipse, Thomas, Herdecke, *17.12.1956 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.			a) 03.02.2006 Block
6		11.602.800,00 EUR			a) Die Gesellschafterversammlung vom 28.04.2006 hat die Änderung des Gesellschaftsvertrages in § 4 und mit ihr die Erhöhung des Stammkapitals um 10.152.450,00 EUR aus Gesellschaftsmitteln beschlossen.	a) 05.05.2006 Möhling b) Beschluss, Bl. 204 / 205 Sd.-Bd.; Gesellschaftsvertrag, Bl. 239 ff. Sd.-Bd.

Handelsregister B des Amtsgerichts Hagen

Ausdruck
Abruf vom 11.5.2006 15:59

Nummer der Firma: **HRB 7364**
Seite 1 von 1

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) Demag Cranes AG b) Wetter c) die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.	11.602.800,00 EUR	a) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten. b) Vorstand: Joos, Harald Joachim, Berlin, *26.05.1952 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen. Vorstand: Kießling, Dirk, Wetter, *15.12.1964 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Aktiengesellschaft b) Entstanden durch Umwandlung im Wege des Formwechsels der DCC HoldCo 3 (drei) GmbH, Wetter (Amtsgericht Hagen, HRB 5548) nach Maßgabe des Beschlusses der Gesellschafterversammlung vom 28.04.2006.	a) 11.05.2006 Fischer b) Beschluss, Bl. 205 ff. Sd.-Bd.; Satzung, Bl. 227 ff. Sd.-Bd.

3

Beglaubigte Abschrift

(4)

An das
Amtsgericht Hagen
- Handelsregister -
Heinitzstr. 42

58097 Hagen

Düsseldorf, 18. Mai 2006

In der Handelsregistersache
Demag Cranes AG
HRB 7364

Die unterzeichneten Herren

- Harald Joachim Joos und Dirk Kießling als gemeinsam zur Vertretung berechtigte Mitglieder des Vorstands sowie
- Dr. Horst Heidsieck als Vorsitzender des Aufsichtsrates, mitwirkend gemäß § 184 Abs. 1 AktG zum nachfolgenden Punkt I.,

der Demag Cranes AG in Wetter (nachfolgend auch „Gesellschaft" genannt) melden zur Eintragung in das Handelsregister an:

I. Nachgründung nach § 52 Abs. 6 AktG und Sachkapitalerhöhung

1. Die Gesellschaft hat am 18. Mai 2006 mit der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, und der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf, einen Nachgründungs- und Einbringungsvertrag geschlossen. Die Gottwald Luxembourg 2 (b) S.à r.l. und die Gottwald Management Beteiligungs

GmbH & Co. KG sind die alleinigen Gesellschafter der Gottwald HoldCo 3 (drei) GmbH, die im Handelsregister des Amtsgerichts Düsseldorf unter HRB 42948 eingetragen ist und über ein Stammkapital von EUR 756.750 verfügt. Der Nachgründungs- und Einbringungsvertrag (nachfolgend auch der „Vertrag" genannt) hat die Einbringung und Abtretung derjenigen Geschäftsanteile an der Gottwald HoldCo 3 (drei) GmbH zum Gegenstand, die im Rahmen der nachstehend angemeldeten Sachkapitalerhöhung auf die Gesellschaft zu übertragen sind.

Die Gottwald Luxembourg 2 (b) S.à r.l. hat sich in dem Vertrag verpflichtet, ihren Geschäftsanteil in Höhe von EUR 704.300 in die Gesellschaft einzubringen. Die Gottwald Management Beteiligungs GmbH & Co. KG hat sich verpflichtet, ihren Geschäftsanteil in Höhe von EUR 52.450 in die Gesellschaft einzubringen. Die Einbringungen erfolgen mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr. Im Gegenzug gibt die Gesellschaft insgesamt 9.570.193 neue auf den Inhaber lautende Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 aus.

Die Verpflichtungen und dinglichen Übertragungen stehen unter der aufschiebenden Bedingung, dass die Hauptversammlung der Gesellschaft die Kapitalerhöhung beschließt und der Kapitalerhöhungsbeschluss in das Handelsregister eingetragen wird. Die Hauptversammlung hat dem Vertrag am 18. Mai 2006 zugestimmt.

2. Die Hauptversammlung hat am 18. Mai 2006 eine Erhöhung des Grundkapitals der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 gegen Sacheinlagen unter Ausschluss des gesetzlichen Bezugsrechts der Aktionäre beschlossen und die Gottwald Luxembourg 2 (b) S.à r.l. und die Gottwald Management Beteiligungs GmbH & Co. KG zum Bezug der neuen Aktien zugelassen. Wir versichern, dass die Einlagen auf das bisherige Grundkapital der Gesellschaft voll geleistet sind.

3. Die Erhöhung des Grundkapitals ist unter der Voraussetzung der Handelsregistereintragung des in vorstehender Ziffer 1 angemeldeten Nachgründungs- und Einbringungsvertrages gemäß § 52 Abs. 1 Satz 1 AktG in voller Höhe durchgeführt. Hierzu wird erklärt:

Die Stück 9.570.193 neuen Aktien sind zum jeweils festgesetzten Ausgabebetrag von EUR 1 pro Aktie vollständig gezeichnet worden. Im Einzelnen haben folgende Zeichner Aktien zu folgendem Ausgabebetrag übernommen:

Name / Firma	Wohnort / Sitz	Gesamtausgabebetrag
Gottwald Luxembourg 2 S.à r.l.	Luxemburg	EUR 8.906.883
Gottwald Management Beteiligungs GmbH & Co. KG	Düsseldorf	EUR 663.310

Die Gottwald Luxembourg 2 (b) S.à r.l. und die Gottwald Management Beteiligungs GmbH & Co. KG haben sich gegen Übernahme der Aktien verpflichtet, die im Kapitalerhöhungsbeschluss aufgeführten Gesellschaftsanteile auf die Gesellschaft zu übertragen, wobei die Wirksamkeit dieser Verpflichtung gemäß § 52 Abs. 1 Satz 1 AktG von der Handelsregisteranmeldung des in vorstehender Ziffer 1 angemeldeten Nachgründungs- und Einbringungsvertrag abhängt.

Wir versichern, dass der Wert der vereinbarten Sacheinlagen dem Ausgabebetrag der dafür gewährten Aktien entspricht. Mit der Handelsregistereintragung des in vorstehender Ziffer 1 angemeldeten Nachgründungs- und Einbringungsvertrages sowie des in vorstehender Ziffer 2 angemeldeten Beschlusses über die Erhöhung des Grundkapitals der Gesellschaft gegen Sacheinlagen werden die Sacheinlagen vollständig erbracht sein und endgültig zur freien Verfügung des Vorstands stehen.

4. Die Satzung der Gesellschaft wurde entsprechend dem Kapitalerhöhungsbeschluss in § 4 Abs. 1 und Abs. 2 geändert. Das Grundkapital der Gesellschaft beträgt jetzt EUR 21.172.993.

II. Genehmigtes Kapital

1. Es wurde ein genehmigtes Kapital geschaffen. Dabei wurde der Vorstand der Gesellschaft ermächtigt, das Grundkapital in der Zeit bis zum 18. Mai 2011 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- und/oder Sacheinlagen einmalig oder mehrmalig um bis zu insgesamt EUR 10.586.496 zu erhöhen und dabei auch über ein Ausschluss des Bezugsrechts der Aktionäre zu entscheiden.

2. § 4 der Satzung wurde um einen Absatz 4 ergänzt.

Als Anlagen fügen wir bei:

I. Im Hinblick auf die Nachgründung:

1. Notarielle Niederschrift über die außerordentliche Hauptversammlung der Gesellschaft vom 18. Mai 2006 in beglaubigter Abschrift mit

   - dem Beschluss über die Zustimmung zum Nachgründungs- und Einbringungsvertrag vom 18. Mai 2006,
   - dem Beschluss über die Erhöhung des Grundkapitals gegen Sacheinlagen und die entsprechende Änderung der Satzung.

2. Zweitschriften der Zeichnungsscheine.

3. Notariell beglaubigte Abschrift des Nachgründungs- und Einbringungsvertrages zwischen der Demag Cranes AG einerseits und der Gottwald Luxembourg 2 (b) S.à r.l. und der Gottwald Management Beteiligungs GmbH & Co. KG andererseits vom 18. Mai 2006.

4. Nachgründungsbericht des Aufsichtsrats vom 18. Mai 2006.

5. Prüfungsbericht des Sachkapitalerhöhungs- und Gründungsprüfers vom 18. Mai 2006.

6. Verzeichnis der Zeichner.

7. Berechnung der für die Gesellschaft durch die Ausgabe der neuen Aktien entstehenden Kosten.

8. Vollständiger Wortlaut der geänderten Satzung mit der Bescheinigung des Notars nach § 181 Abs. 1 Satz 2 AktG (siehe unten II. 2.).

II. Im Hinblick auf das genehmigte Kapital:

1. Notarielle Niederschrift über die Hauptversammlung vom 18. Mai 2006 mit dem Beschluss über die Satzungsänderung in beglaubigter Abschrift.

2. Vollständiger Wortlaut der geänderten Satzung mit der Bescheinigung des Notars nach § 181 Abs. 1 Satz 2 AktG.

Hiermit werden die Notariatsangestellten Herr Udo Jansen, Frau Nadine Frenzel, Frau Silke Sturhan, Düsseldorf, Blumenstraße 28, je einzeln, bevollmächtigt, alles zum Handelsregister anzumelden, was nach ihrem pflichtgemäßen Ermessen zur Eintragung des Vorstehenden und etwaiger Ergänzungen noch notwendig oder zweckmäßig ist.

Düsseldorf, den 18. Mai 2006

Für den Vorstand:

Harald Joachim Joos

Dirk Kießling

Für den Aufsichtsrat:

Dr. Horst Heidsieck

UR.Nr. H 1628 für 2006

Ich beglaubige die Unterschrift

- vor mir vollzogen von
  Herrn Harald Joos,
  geboren am 26. Mai 1952,
  wohnhaft 14193 Berlin, Schwedlerstr. 4,
  persönlich bekannt,

- vor mir vollzogen von
  Herrn Dirk Kießling,
  geboren am 15. Dezember 1964,
  wohnhaft 58300 Wetter, Köhlerstr. 4 h,
  ausgewiesen durch Personalausweis,

- vor mir vollzogen von
  Herrn Dr. Horst Heidsieck,
  geboren am 16. Juli 1947,
  wohnhaft 63654 Büdingen, Ostpreußenstr. 34
  persönlich bekannt.

Düsseldorf, den 18. Mai 2006

Dr. Armin Hauschild
Notar

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 18. Mai 2006

Dr. Armin Hauschild
Notar

Die Übereinstimmung

dieser Abschrift mit der Urschrift

beglaubige ich.

Diese Abschrift ist eine auszugsweise Wiedergabe der Urschrift. Die Urschrift enthält keine Vereinbarungen, die den hier wiedergegebenen Teil einschränken oder aufheben.

Düsseldorf, den 19. Mai 2006

Dr. Armin Hauschild

ZIMMERMANN HAUSCHILD | Notare

Schadow Arkaden, Blumenstraße 28, 40212 Düsseldorf

Telefon +49(0)211-86 52 5-0, Telefax +49(0)211-86 52 5-25

UR Nr. H 1627/ 2006

Niederschrift über eine Hauptversammlung

Am 18. Mai 2006

habe ich, Dr. Armin Hauschild, Notar in Düsseldorf,

an der im Verwaltungsgebäude der Gottwald Port Technology GmbH, Forststraße 16, 40597 Düsseldorf, stattfindenden

außerordentlichen Hauptversammlung

der

Demag Cranes AG
mit dem Sitz in Wetter (Ruhr),

eingetragen im Handelsregister des Amtsgerichts Hagen unter HRB 7364, teilgenommen.

Über den Verlauf der Hauptversammlung errichte ich folgende Niederschrift:

An der Hauptversammlung nahmen teil:

1. Vom Aufsichtsrat der Gesellschaft:

   Herr Dr. Horst Heidsieck (Aufsichtsratsvorsitzender)
   Herr Josef Berger (Stellvertretender Aufsichtsratsvorsitzender)
   Herr Gerd-Uwe Boguslawski
   Herr Reinhard Gorenflos
   Herr Alfred Hack
   Herr Eberhard Kuhn
   Herr Reinhard Möller
   Prof. Heinrich Pack
   Herr Werner Paschke
   Herr Hubert Rosenthal
   Herr Ralph Triebel

2. Vom Vorstand:

   Herr Harald Joachim Joos (Vorstandsvorsitzender)
   Herr Dirk Kießling

3. als Aktionäre bzw. Aktionärsvertreter:

   Die im Teilnehmerverzeichnis in **Anlage 1** aufgeführten Personen

Der Aufsichtsratsvorsitzende, Herr Dr. Heidsieck, übernahm satzungsgemäß den Vorsitz in der heutigen Hauptversammlung und eröffnete sie um 11:45 Uhr.

Das Teilnehmerverzeichnis wurde vor der ersten Abstimmung ausgelegt und konnte während der gesamten Dauer der Hauptversammlung eingesehen werden.

Der Vorsitzende stellte fest, dass in der heutigen Hauptversammlung das gesamte Grundkapital vertreten ist und es sich somit um eine Vollversammlung handelt. Sämtliche Aktionäre und Aktionärsvertreter verzichteten hierauf auf die Einhaltung aller durch Gesetz oder Satzung für die Einberufung, Vorbereitung und Durchführung der Hauptversammlung statuierten Vorschriften über Formen, Fristen, Beschlussvorschläge, Berichte und Bekanntmachungen.

Der Vorsitzende gab die Tagesordnung der heutigen Hauptversammlung wie folgt bekannt:

usw.

4. Ermächtigung der Gesellschaft gemäß § 71 Abs. 1 Ziffer 8 AktG zum Erwerb eigener Aktien.

usw.

Als Form der Abstimmung bestimmte der Vorsitzende mit Einverständnis aller Teilnehmer Zuruf.

Sodann wurden die einzelnen Tagesordnungspunkte wie folgt erledigt:

Tagesordnungspunkt 1:

usw.

usw.

Tagesordnungspunkt 4:

Der Vorsitzende rief den Tagesordnungspunkt 4 auf – Ermächtigung zum Erwerb eigener Aktien.

Die Vertreter der Aktionäre verzichteten auf die vorherige Bekanntmachung nach § 71 Abs. 1 Nr. 8 AktG i.V.m. § 186 Abs. 4 Satz 1 AktG sowie auf die Erstattung eines Berichts des Vorstands nach § 71 Abs. 1 Nr. 8 AktG i.V.m. § 186 Abs. 4 Satz 2 AktG.

Die Hauptversammlung fasste einstimmig ohne Gegenstimmen und Enthaltungen den folgenden Beschluss:

„1. Der Vorstand wird ermächtigt, eigene Aktien in Höhe von insgesamt bis zu 10 % des Grundkapitals, das nach Eintragung der Durchführung der von der Hauptversammlung am 18. Mai 2006 beschlossenen Sachkapitalerhöhung in das Handelsregister besteht, oder - falls dieser Wert geringer ist - des zum Zeitpunkt der Ausübung der vorliegenden Ermächtigung bestehenden Grundkapitals, zu jedem zulässigen Zweck im Rahmen der gesetzlichen Beschränkungen nach Maßgabe der folgenden Bestimmungen zu erwerben. Die Ermächtigung wird am 1. Juni 2006 wirksam und gilt bis zum 15. November 2007. Die Ermächtigung kann durch die Gesellschaft, aber auch durch ihre Konzernunternehmen oder für ihre oder deren Rechnung durch Dritte ausgenutzt werden.

Der Erwerb erfolgt über die Börse, mittels eines an alle Aktionäre gerichteten öffentlichen Kaufangebots, oder mittels an alle Aktionäre gerichteter öffentlicher Einladung zur Abgabe von Verkaufsofferten.

Im Falle des Erwerbs über die Börse darf der von der Gesellschaft gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den Durchschnitt der Börsenkurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse an

den der Verpflichtung zum Erwerb vorangehenden drei Börsenhandelstagen um nicht mehr als 5 % über- oder unterschreiten.

Im Falle eines öffentlichen Kaufangebots darf der von der Gesellschaft gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den Durchschnitt der Börsenkurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse vom sechsten bis dritten Börsenhandelstag vor der Veröffentlichung des Kaufangebots um nicht mehr als 15 % über- oder unterschreiten.

Im Falle einer an alle Aktionäre gerichteten Einladung zur Abgabe von Verkaufsofferten darf der von der Gesellschaft gezahlte Gegenwert je Aktie (ohne Erwerbsnebenkosten) den Durchschnitt der Börsenkurse der Aktie der Gesellschaft in der Schlussauktion im Xetra-Handelssystem (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse an den letzten drei Börsenhandelstagen vor Annahme der Verkaufsofferten um nicht mehr als 15 % über- oder unterschreiten.

Sofern ein öffentliches Angebot oder eine öffentliche Einladung zur Abgabe von Verkaufsofferten überzeichnet ist, muss die Annahme nach Quoten erfolgen. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 100 Stück angedienter Aktien je Aktionär sowie eine Rundung nach kaufmännischen Grundsätzen können vorgesehen werden.

2. Der Vorstand wird ermächtigt, die aufgrund dieser Ermächtigung erworbenen eigenen Aktien wie folgt zu verwenden:

   a) Die Aktien können mit Zustimmung des Aufsichtsrats über die Börse oder durch ein Angebot an alle Aktionäre veräußert werden. Sie können ferner mit Zustimmung des Aufsichtsrats auch in anderer Weise veräußert werden, sofern die Aktien gegen Barzahlung und zu einem Preis veräußert werden, der den Börsenpreis von Aktien der Gesellschaft gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Der zusammengenommene, auf die Anzahl der unter dieser Ermächtigung veräußerten Aktien entfallende anteilige Betrag des Grundkapitals zusammen mit dem anteiligen Betrag des Grundkapitals von neuen Aktien, die seit Beschlussfassung über diese Ermächtigung unter Bezugsrechtsausschluss in unmittelbarer oder entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG ausgegeben worden sind, darf insgesamt 10 % des Grundkapitals,

das nach Eintragung der Durchführung der von der Hauptversammlung am 18. Mai 2006 beschlossenen Sachkapitalerhöhung in das Handelsregister besteht, oder - falls dieser Wert geringer ist - des zum Zeitpunkt der Ausübung der vorliegenden Ermächtigung bestehenden Grundkapitals, nicht überschreiten.

b) Die Aktien können mit Zustimmung des Aufsichtsrats Dritten zum Zwecke des unmittelbaren oder mittelbaren Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen angeboten und übertragen werden.

c) Die Aktien können ferner mit Zustimmung des Aufsichtsrats eingezogen werden, ohne dass die Einziehung oder die Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf.

3. Das Bezugsrecht der Aktionäre auf eigene Aktien wird insoweit ausgeschlossen, wie diese Aktien gemäß den vorstehenden Ermächtigungen nach Ziffer 2) lit. a) und b) verwendet werden.

4. Die Ermächtigungen zum Erwerb eigener Aktien, zu ihrer Veräußerung bzw. zu ihrem Einzug können unabhängig voneinander, einmal oder mehrmals, ganz oder auch in Teilen ausgeübt werden."

Der Vorsitzende stellte den gefassten Beschluss fest und verkündete ihn.

Tagesordnungspunkt 5:

usw.

usw.

Nach Erledigung der Tagesordnung schloss der Vorsitzende die Hauptversammlung um 12:05 Uhr.

Ich, der beurkundende Notar, stelle insbesondere fest:

- Alle Beteiligten waren während aller Abstimmungen ununterbrochen anwesend.
- Sämtliche Abstimmungen wurden von dem Vorsitzenden jeweils sofort festgestellt und verkündet.
- Zu keinem Beschluss wurde Widerspruch zur Niederschrift erhoben.

Hierüber wurde diese Niederschrift aufgenommen und von dem Notar eigenhändig wie folgt unterschrieben:

Teilnehmerverzeichnis

Hauptversammlung
der

Demag Cranes AG
mit dem Sitz in Wetter

am 18. Mai 2006

Name und Wohnort des Aktionärs	Aktien Stück	vertreten durch
DCC Luxembourg 2 S.à r.l. 59, rue de Rollingergrund, L-2440 Luxemburg	9.906.800	Werner Paschke
DCC Management Beteiligungs GmbH & Co. KG Grafenberger Allee 125 40237 Düsseldorf	1.696.000	Dr. Horst Heidsieck

Beglaubigte Abschrift

Demag Cranes AG
mit dem Sitz in Wetter (Ruhr)

2. Ausfertigung

Zeichnungsschein

1. Die Hauptversammlung der Demag Cranes AG mit dem Sitz in Wetter (Ruhr) hat am 18. Mai 2006 die Erhöhung des Grundkapitals der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 durch Ausgabe von 9.570.193 neuen auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 beschlossen. Das gesetzliche Bezugsrecht der Aktionäre wurde ausgeschlossen.

   Die neuen Aktien sind von Beginn des bei Eintragung der Kapitalerhöhung in das Handelsregister laufenden Geschäftsjahres an gewinnberechtigt. Sie werden gegen Sacheinlagen zum Ausgabebetrag von EUR 1 je Aktie, mithin zu einem Gesamtausgabebetrag von EUR 9.570.193 ausgegeben.

2. Die Gottwald Luxembourg 2 (b) S.à r.l. mit der Geschäftsanschrift Rue de Rollingergrund 59, L – 2440 Luxembourg, ist zur Zeichnung und zur Übernahme von 8.906.883 neuen Aktien zugelassen worden gegen Übertragung ihres Geschäftsanteils an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, in Höhe von EUR 704.300 mit wirtschaftlicher Wirkung ab 1. Oktober 2005, 0.00 Uhr, auf die Gesellschaft.

3. Die Gottwald Luxembourg 2 (b) S.à r.l. zeichnet und übernimmt hiermit die Stück 8.906.883 neuen Aktien der

   Demag Cranes AG
   mit dem Sitz in Wetter (Ruhr)

   zum Ausgabebetrag von EUR 1 je Aktie gegen Übertragung des vorstehend in Ziffer 2 näher bezeichneten Geschäftsanteils an der Gottwald HoldCo 3 (drei) GmbH.

4. Die Gottwald Luxembourg 2 (b) S.à r.l. überträgt ihren vorstehend in Ziffer 2 näher bezeichneten Geschäftsanteil an der Gottwald HoldCo 3 (drei) GmbH entsprechend dem vorgenannten Kapitalerhöhungsbeschluss auf die Demag Cranes AG gemäß des

Einbringungs- und Nachgründungsvertrags vom 18. Mai 2006 (notarielle Urkunde UR-Nr. [■■■] / 2006 des Notars Dr. Armin Hauschild in Düsseldorf).

5. Die Zeichnung wird unverbindlich, wenn die Durchführung der Kapitalerhöhung nicht bis zum 31. August 2006 in das Handelsregister eingetragen wird.

Düsseldorf, den 18. Mai 2006

Werner Paschke
als alleinvertretungsberechtigter Geschäftsführer der
Gottwald Luxembourg 2 (b) S.à r.l.

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 18. Mai 2006

Dr. Armin Hauschild
Notar

Beglaubigte Abschrift

Demag Cranes AG
mit dem Sitz in Wetter (Ruhr)

2. Ausfertigung

Zeichnungsschein

1. Die Hauptversammlung der Demag Cranes AG mit dem Sitz in Wetter (Ruhr) hat am 18. Mai 2006 die Erhöhung des Grundkapitals der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 durch Ausgabe von 9.570.193 neuen auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 beschlossen. Das gesetzliche Bezugsrecht der Aktionäre wurde ausgeschlossen.

   Die neuen Aktien sind von Beginn des bei Eintragung der Kapitalerhöhung in das Handelsregister laufenden Geschäftsjahres an gewinnberechtigt. Sie werden gegen Sacheinlagen zum Ausgabebetrag von EUR 1 je Aktie, mithin zu einem Gesamtausgabebetrag von EUR 9.570.193 ausgegeben.

2. Die Gottwald Management Beteiligungs GmbH & Co. KG mit der Geschäftsanschrift c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf, ist zur Zeichnung und zur Übernahme von 663.310 neuen Aktien zugelassen worden gegen Übertragung ihres Geschäftsanteils an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, in Höhe von EUR 52.450 mit wirtschaftlicher Wirkung ab 1. Oktober 2005, 0.00 Uhr, auf die Gesellschaft.

3. Die Gottwald Management Beteiligungs GmbH & Co. KG zeichnet und übernimmt hiermit die Stück 663.310 neuen Aktien der

   Demag Cranes AG
   mit dem Sitz in Wetter (Ruhr)

   zum Ausgabebetrag von EUR 1 je Aktie gegen Übertragung des vorstehend in Ziffer 2 näher bezeichneten Geschäftsanteils an der Gottwald HoldCo 3 (drei) GmbH.

4. Die Gottwald Management Beteiligungs GmbH & Co. KG überträgt ihren vorstehend in Ziffer 2 näher bezeichneten Geschäftsanteil an der Gottwald HoldCo 3 (drei) GmbH entsprechend dem vorgenannten Kapitalerhöhungsbeschluss auf die Demag Cranes AG

gemäß des Einbringungs- und Nachgründungsvertrags vom 18. Mai 2006 (notarielle Urkunde UR-Nr. [■■■] / 2006 des Notars Dr. Armin Hauschild in Düsseldorf).

5. Die Zeichnung wird unverbindlich, wenn die Durchführung der Kapitalerhöhung nicht bis zum 31. August 2006 in das Handelsregister eingetragen wird.

Düsseldorf, den 18. Mai 2006

Dr. Horst Heidsieck

als vertretungsberechtigter Geschäftsführer der Komplementärin der Gottwald Management Beteiligungs GmbH & Co. KG, der Demag Management Equity Participation Verwaltungs GmbH, und als rechtsgeschäftlicher Vertreter des zweiten Geschäftsführers der Demag Management Equity Participation Verwaltungs GmbH, Herrn Pepyn René Dinandt, aufgrund notariell beglaubigter Vollmacht vom 21. April 2006

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 18. Mai 2006

Dr. Armin Hauschild
Notar

ZIMMERMANN HAUSCHILD | Notare

Schadow Arkaden, Blumenstraße 28, 40212 Düsseldorf
Telefon +49(0)211-86 52 5-0, Telefax +49(0)211-86 52 5-25

UR Nr. H 1626/ 2006

Verhandelt in Düsseldorf
im Verwaltungsgebäude der Gottwald Port Technology GmbH,
Forststraße 16, 40597 Düsseldorf,

am 18. Mai 2006

vor mir, dem unterzeichneten Notar

Dr. Armin Hauschild

erschienen

1. Herr Harald Joachim Joos, geb. am 26. Mai 1952, wohnhaft Schwedler Str. 4, 14193 Berlin, persönlich bekannt,

2. Herr Dirk Uwe Kießling, geb. am 15. Dezember 1964, wohnhaft Köhlerstr. 4 h, 58300 Wetter, ausgewiesen durch seinen Personalausweis Nr. 565 8542 638 D,

   die Erschienenen zu 1. und 2. hier nicht handelnd im eigenen Namen, sondern in ihrer Eigenschaft als gesamtvertretungsberechtigte Vorstandsmitglieder der Demag Cranes AG, Wetter,

   eine notariell beglaubigte Abschrift des Handelsregisters der Demag Cranes AG ist in **Anlage 1** beigefügt,

3. Herr Werner Paschke, geb. am 8. April 1950, wohnhaft rue Siggy vu Letzebuerg 41, L-1933 Luxembourg, persönlich bekannt,

   hier nicht handelnd im eigenen Namen, sondern in seiner Eigenschaft als alleinvertretungsberechtigter Geschäftsführer der Gottwald Luxembourg 2 (b) S.à r.l.;

   eine notariell beglaubigte Abschrift des Handelsregisters der Gottwald Luxembourg 2 (b) S.à r.l. ist in **Anlage 2** beigefügt,

4. Dr. Horst Heidsieck, geb. am 16. Juli 1947, wohnhaft Ostpreußenstraße 34, 63654 Büdingen, persönlich bekannt,

hier nicht handelnd im eigenen Namen, sondern im Namen der Gottwald Management Beteiligungs GmbH & Co. KG

a) in seiner Eigenschaft als vertretungsberechtigter Geschäftsführer ihrer einzigen Komplementärin, der Demag Management Equity Participation Verwaltungs GmbH,

öffentlich beglaubigte Abschriften der Handelsregisterauszüge für die Gottwald Management Beteiligungs GmbH & Co. KG und die Demag Management Equity Participation Verwaltungs GmbH sind in **Anlage 3** beigefügt, und

b) in seiner Eigenschaft als rechtsgeschäftlicher Vertreter des zweiten Geschäftsführers der Demag Management Equity Participation Verwaltungs GmbH, Herrn Pepyn René Dinandt, aufgrund der als **Anlage 4** beigefügten notariell beglaubigten Vollmacht vom 21. April 2006.

Die Beteiligten baten um die Beurkundung des nächstehenden

Einbringungsvertrages

zwischen

der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg,

- nachfolgend **„Einbringender 1"** genannt -

und

der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf,

- nachfolgend **„Einbringender 2"** genannt -

- Einbringender 1 und Einbringender 2 zusammen nachfolgend auch **„Einbringende"** genannt -

und

der Demag Cranes AG, vormals DCC HoldCo 3 (drei) GmbH, Wetter,

- nachfolgend **„Gesellschaft"** genannt -.

Vorbemerkungen

0.1 Der Einbringende 1 ist eine Gesellschaft mit beschränkter Haftung nach luxemburgischem Recht, eingetragen im luxemburgischen Handelsregister unter RCS B 88869. Der Einbringende 2 ist eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HR A 17000. Die Gesellschaft ist aus der formwechselnden Umwandlung der DCC HoldCo 3 (drei) GmbH hervorgegangen, die ihren Sitz in Wetter hatte und im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen war. Der Formwechsel der DCC HoldCo 3 (drei) GmbH in eine Aktiengesellschaft ist durch Gesellschafterbeschluss vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) beschlossen worden und am 11. Mai 2006 in das Handelsregister eingetragen worden.

0.2 Der Einbringende 1 und der Einbringende 2 sind die alleinigen Gesellschafter der Gottwald HoldCo 3 (drei) GmbH, die im Handelsregister des Amtsgerichts Düsseldorf unter HR B 42948 eingetragen ist und ein Stammkapital von EUR 756.750 hat. Der Einbringende 1 hält einen Geschäftsanteil in Höhe von EUR 704.300, der Einbringende 2 einen Geschäftsanteil in Höhe von EUR 52.450 (nachfolgend zusammen die "**GW-Anteile**"). Zu den GW-Anteilen gehören sämtliche Rechte und Pflichten, die auf den jeweiligen Anteil entfallen.

0.3 Die Gesellschaft hatte ursprünglich ein Stammkapital von EUR 1.450.350. Durch Beschluss der Gesellschafterversammlung vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) ist das Kapital der Gesellschaft von EUR 1.450.350 auf EUR 11.602.800 im Wege der Kapitalerhöhung aus Gesellschaftsmitteln erhöht worden. Diese Kapitalerhöhung ist am 5. Mai 2006 in das

Handelsregister eingetragen worden. Die Kapitalerhöhung ist vor dem Formwechsel eingetragen worden, so dass die Aktiengesellschaft im Zeitpunkt des Wirksamwerdens des Formwechsels ein Grundkapital in Höhe von EUR 11.602.800 hatte.

0.4 Es ist beabsichtigt, dass die Einbringenden ihre GW-Anteile im Wege der Sachkapitalerhöhung in die Gesellschaft einbringen und dafür neu geschaffene Aktien der Gesellschaft erhalten. Dazu ist vorgesehen, dass die Hauptversammlung der Gesellschaft beschließt, das Grundkapital der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 gegen Ausgabe von 9.570.193 neuen auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 (nachfolgend zusammen die "**Neuen Aktien**") zu erhöhen, welche von den Einbringenden gezeichnet werden. Die von den Einbringenden zu leistenden Einlagen sollen dadurch erbracht werden, dass die Einbringenden die Anteile als Sacheinlage in die Gesellschaft einbringen.

§ 1
Einbringungsverpflichtung und Einbringung

1.1 Die Einbringenden verpflichten sich hiermit jeweils, die GW-Anteile mit wirtschaftlicher Wirkung zum Stichtag (§ 2) in die Gesellschaft einzubringen und hierzu jeweils eine Anzahl von Neuen Aktien gemäß § 185 AktG zu zeichnen, die dem Verhältnis entspricht, in dem der Nennbetrag des GW-Anteils des jeweiligen Einbringenden zum Gesamtnennbetrag der GW-Anteile steht. Diese Verpflichtung steht unter der aufschiebenden Bedingung, dass die in Ziffer 0.4 dieser Vereinbarung genannte Sachkapitalerhöhung beschlossen und dieser Beschluss in das Handelsregister eingetragen wird.

1.2 Die Einbringenden übertragen hiermit ihren jeweiligen GW-Anteil auf die dies annehmende Gesellschaft. Die dingliche Übertragung steht unter der aufschiebenden Bedingung, dass die in Ziffer 0.4 dieser Vereinbarung genannte Sachkapitalerhöhung beschlossen und dieser Beschluss in das Handelsregister eingetragen wird. Die Übertragung erfolgt in Erfüllung der jeweiligen Einlageverpflichtung der Einbringenden.

§ 2
Stichtag

Die Anteile werden mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr übertragen. Die Gewinnbezugsrechte aus den GW-Anteilen stehen für die Zeit nach diesem Zeitpunkt der Gesellschaft zu.

§ 3
Bilanzierung, Gegenleistung

3.1 Die Gesellschaft wird die vom Einbringenden 1 eingebrachten GW-Anteile in ihrer Handelsbilanz mit einem Wert von insgesamt EUR 89.654.751 und die vom Einbringenden 2 eingebrachten GW-Anteile zu deren Verkehrswert ansetzen. Der Betrag, um den der anzusetzende Wert für die GW-Anteile den auf die Neuen Aktien entfallenden anteiligen Betrag des Grundkapitals übersteigt, ist gemäß § 272 Abs. 2 Nr. 1 HGB in die Kapitalrücklage der Gesellschaft einzustellen.

3.2 Die Gesellschaft wird die GW-Anteile in ihrer Steuerbilanz mit dem Teilwert ansetzen.

3.3 Als Gegenleistung für die gemäß § 1 dieses Vertrags einzubringenden GW-Anteile erhalten die Einbringenden jeweils eine Anzahl Neuer Aktien, die dem Verhältnis entspricht, in dem der Nennbetrag des Anteils des jeweiligen Einbringenden zum Gesamtnennbetrag der Anteile steht. Der Einbringende 1 erhält damit 8.906.883 Neue Aktien und der Einbringende 2 663.310 Neue Aktien. Die Neuen Aktien nehmen am Gewinn des ganzen am 1. Oktober 2005 beginnenden und am 30. September 2006 endenden Geschäftsjahres teil.

§ 4
Gewährleistung

4.1 Die Einbringenden gewährleisten jeweils in Form einer unabhängigen Garantie, dass der jeweilige Einbringende im Zeitpunkt des dinglichen Übergangs der Anteile gemäß § 1.2 dieses Vertrags Inhaber des jeweiligen Anteils ist und über diesen verfügen kann, sowie dass der jeweilige Anteil zu diesem Zeitpunkt, vorbehaltlich von Sicherungsrechten zu Gunsten von finanzierenden Banken, die der Gesellschaft

bekannt sind, frei von Rechten Dritter ist. Ansprüche wegen einer Verletzung dieser Garantien verjähren am 31. Dezember 2008.

4.2 Im Übrigen wird jegliche Haftung der Einbringenden für den Bestand und die Beschaffenheit der Anteile ausgeschlossen, soweit dies gesetzlich zulässig ist. Insbesondere stehen der Gesellschaft keine Ansprüche und Rechte zu, die sich aus dem gesetzlichen Gewährleistungs- und Leistungsstörungsrecht und den Vorschriften zur Anfechtung von Willenserklärungen ergeben oder die vorvertraglicher Natur sind.

§ 5
Zustimmungen

5.1 Die Einbringenden als alleinige Gesellschafter der Gottwald HoldCo 3 (drei) GmbH fassen hiermit unter Verzicht auf alle Formen und Fristen einen Gesellschafterbeschluss der Gottwald HoldCo 3 (drei) GmbH und stimmen der Abtretung der GW-Anteile nach diesem Vertrag gemäß Ziffer 7.1 des Gesellschaftsvertrags der Gottwald HoldCo 3 (drei) GmbH zu.

5.2 Der Aufsichtsrat der Gesellschaft hat diesem Vertrag und dem Erwerb der GW-Anteile gemäß diesem Vertrag durch Beschluss vom 28. April 2006 zugestimmt, der als **Anlage 5.2** beigefügt ist.

§ 6
Sonstige Bestimmungen

6.1 Die Vertragsparteien werden alle Erklärungen abgeben und Handlungen vornehmen, welche für die Übertragung der Anteile etwa noch erforderlich oder zweckmäßig sind.

6.2 Die Kosten der Beurkundung dieses Vertrags und seiner Durchführung einschließlich Steuern trägt die Gesellschaft. Dies gilt auch für die Kosten, Gebühren und Honorare, die im Zusammenhang mit der Vorbereitung dieses Vertrags oder der Sachkapitalerhöhung (§ 0.4 dieses Vertrags) oder ihrer Durchführung stehen.

6.3 Änderungen und Ergänzungen dieses Vertrages einschließlich der Änderung oder Aufhebung dieser Bestimmung bedürfen der Schriftform, soweit nicht gesetzlich eine strengere Form vorgeschrieben ist.

6.4 Die Gesellschaft ist berechtigt, auf die aufschiebende Bedingung der Eintragung des Sachkapitalerhöhungsbeschlusses in das Handelsregister gemäß § 1.1 und 1.2 durch schriftliche Erklärung gegenüber dem Einbringenden 1 oder dem zuständigen Handelsregister der Gesellschaft zu verzichten.

6.5 Sollten eine oder mehrere Bestimmungen dieses Vertrags ganz oder teilweise nichtig, unwirksam oder undurchführbar sein oder werden, wird die Wirksamkeit dieses Vertrags und seiner übrigen Bestimmungen hiervon nicht berührt. Anstelle der nichtigen, unwirksamen oder undurchführbaren Bestimmung gilt eine solche Bestimmung, die nach Form, Inhalt, Zeit, Maß und Geltungsbereich dem am nächsten kommt, was von den Parteien nach dem wirtschaftlichen Sinn und Zweck der nichtigen, unwirksamen oder undurchführbaren Bestimmung gewollt war. Entsprechendes gilt für etwaige Lücken in diesem Vertrag.

6.6 Hiermit werden Herr Udo Jansen, Frau Silke Sturhan, Frau Nadine Frenzel, Blumenstraße 28, Düsseldorf, je einzeln bevollmächtigt, alles zu erklären und zu beschließen, was nach ihrem pflichtgemäßen Ermessen zum Vollzug dieser Urkunde und zur Eintragung im Handelsregister - insbesondere bei gerichtlichen Zwischenverfügungen - noch notwendig oder zweckmäßig ist. Jede Vollmacht ist jederzeit widerruflich. Jeder Bevollmächtigte darf für alle Gesellschafter gleichzeitig handeln.

Vorgelesen vom Notar, von den Beteiligten genehmigt, und eigenhändig unterschrieben:

Handelsregister B des Amtsgerichts Hagen

Ausdruck
Abruf vom 17.5.2006 10:37

Nummer der Firma: **HRB 7364**
Seite 1 von 1

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) Demag Cranes AG b) Wetter c) die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.	11.602.800,00 EUR	a) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten. b) Vorstand: Joos, Harald Joachim, Berlin, *28.05.1952 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen. Vorstand: Kießling, Dirk, Wetter, *15.12.1964 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Aktiengesellschaft b) Entstanden durch Umwandlung im Wege des Formwechsels der DCC HoldCo 3 (drei) GmbH, Wetter (Amtsgericht Hagen, HRB 5548) nach Maßgabe des Beschlusses der Gesellschafterversammlung vom 28.04.2006.	a) 11.05.2006 Fischer b) Beschluss, Bl. 205 ff. Sd.-Bd.; Satzung, Bl. 227 ff. Sd.-Bd.

Aufgrund heutiger Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 17. Mai 2006

Dr. Norbert Zimmermann
Notar

Registre de Commerce
et des Sociétés
Luxembourg

R C S

EXTRAIT

Gottwald Luxembourg 2(b) S.à r.l.

Numéro d'immatriculation : B 88869
Date d'immatriculation/d'inscription : 11/09/2002

Dénomination(s) ou raison(s) sociale(s) :
Gottwald Luxembourg 2(b) S.à r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
59, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : Société de Participations Financières. (*)

Capital social / fonds social :

Montant : 10.000.000 EUR

Etat de libération: Entièrement libéré

Date de constitution : 30/08/2002

Durée :
Illimitée

Associé(s) :
Dénomination ou raison sociale : Stabilus Luxembourg 2 (d), S.à r.l.
Forme juridique : Société à responsabilité limitée
Numéro d'immatriculation : B 88831
Siège social de la personne morale :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Parts détenues : 400.000

RC001

Administrateur(s)/gérant(s) :

Régime de signature statutaire : La Société sera engagée par la signature seule et individuelle de chacun des gérants ou par la signature individuelle de toute personne à qui de tels pouvoirs de signature auront été délégués par les gérants.

Nom : Heidsieck Prénom(s) : Horst
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 26/06/2003

Nom : Paschke Prénom(s) : Werner
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 26/06/2003

Délégué(s) à la gestion journalière :

Régime de signature statutaire : La Société sera engagée par la signature seule et individuelle de chacun des gérants ou par la signature individuelle de toute personne à qui de tels pouvoirs de signature auront été délégués par les gérants.

Nom : Paschke Prénom(s) : Werner
Fonction : Chief Financial Officer
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/06/2003
Pouvoir de signature : - la Société est valablement engagée par la signature individuelle du Chief Financial Officer dans toutes les matières relevant de la gestion journalière ; - dans le cadre de l'exécution des décisions du Conseil de Gérance et chaque fois que le Chief Financial Officer aura été chargé de cette exécution, la Société sera valablement engagée par la signature individuelle du Chief Financial Officer.

Nom : Heidsieck Prénom(s) : Horst
Fonction : Chief Executive Officer
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 06/03/2003
Pouvoir de signature : - la Société est valablement engagée par la signature individuelle du Chief Executive Officer dans toutes les matières relevant de la gestion journalière ; - dans le cadre de l'exécution des décisions du Conseil de Gérance et chaque fois que le Chief Executive Officer aura été chargé de cette exécution, la Société sera valablement engagée par la signature individuelle du Chief Executive Officer.

RCS

...rait de l'inscription : Pour le détail prière de se reporter au dossier.

Pour extrait conforme

Luxembourg, le 07/04/2006

Pour le gestionnaire du registre de commerce et des sociétés

Lonien

Philippe LONIEN

RC001

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 25. April 2006

Notar

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6
1	a) Gottwald Management Beteiligungs GmbH & Co. KG b) Düsseldorf	a) *Jeder persönlich haftende Gesellschafter vertritt einzeln.* b) Persönlich haftender Gesellschafter: Demag Management Equity Participation Verwaltungs GmbH, Düsseldorf (AG Düsseldorf HRB 48180)		a) Kommanditgesellschaft ~~Beginn: 09.10.2003.~~ c) Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.000,00 EUR. Kommanditist: Kießling, Dirk, Wetter, *15.12.1964, Einlage: 100,00 EUR. Kommanditist: Dr. Melzer, Wolfgang, Mettmann, *08.05.1954, Einlage: 100,00 EUR.	a) 09.10.2003 ~~Allwicher~~
2				c) Jeweils eingetreten als Kommanditist: Dr. Heidsieck, Horst, Büdingen, *18.07.1947, Einlage: 100,00 EUR. Kommanditist: Paschke, Werner, Luxemburg / Luxemburg, *08.04.1950, Einlage: 100,00 EUR. Kommanditist: Carr, Roger Martyn, London/England, *22.12.1946, Einlage: 100,00 EUR. Kommanditist: Bourrat, Corinne, Mainz, *25.05.1955, Einlage: 100,00 EUR. Kommanditist: Weckermann, Stefan, Luxemburg / Luxemburg, *17.10.1966, Einlage: 100,00 EUR. Kommanditist: Dr. Zettel, Wolfgang, Sasbachwalden, *15.11.1962, Einlage: 100,00 EUR. Kommanditist: Opderbecke, Jost, München, *02.11.1964, Einlage: 100,00 EUR. Kommanditist: Beyer, Manfred, Düsseldorf, *09.01.1956, Einlage: 100,00 EUR. Kommanditist: Bottenbruch, Norbert, Duisburg, *01.07.1948, Einlage: 100,00 EUR. Kommanditist: Brandtner, Thomas, Leichlingen, *07.03.1960, Einlage: 100,00 EUR. Kommanditist: Di Lisa, Giuseppe, Duisburg, *28.07.1964, Einlage: 100,00 EUR. Kommanditist: Dr. Dobner, Mathias, Rommerskirchen, *18.02.1961, Einlage: 100,00 EUR. Kommanditist: Ellers, Michael, Hagen, *29.05.1958, Einlage: 100,00 EUR. Kommanditist: Fecher, Helmut, Moers, *17.06.1959, Einlage: 100,00 EUR. Kommanditist:	a) 17.08.2004 Allwicher

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6
				Franzen, Hermann, Mönchengladbach, *21.05.1948, Einlage: 100,00 EUR. Kommanditist: Franzke, Urban, Monheim, *14.04.1962, Einlage: 100,00 EUR. Kommanditist: Hartmann, Kurt, Duisburg, *13.11.1944, Einlage: 100,00 EUR. Kommanditist: Hoberg, Michael, Köln, *05.05.1957, Einlage: 100,00 EUR. Kommanditist: Hortig, Reinhard, Haan, *21.11.1962, Einlage: 100,00 EUR. Kommanditist: Klein, Franz Peter, Hattingen, *28.06.1960, Einlage: 100,00 EUR. Kommanditist: Kröll, Joachim, Jüchen, *18.10.1951, Einlage: 100,00 EUR. Kommanditist: Marks, Hans-Gerd, Oberhausen, *25.07.1954, Einlage: 100,00 EUR. Kommanditist: Möller, Andreas, Hilden, *05.05.1981, Einlage: 100,00 EUR. Kommanditist: Ott, Heinz Georg, Mülheim an der Ruhr, *29.10.1948, Einlage: 100,00 EUR. Kommanditist: Prof. ir. Rijsenbrij, Joannes Cornelis, Boskoop/Niederland, *12.09.1944, Einlage: 100,00 EUR.	

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 10. April 2006

Notar

Handelsregister B des Amtsgerichts Düsseldorf

Ausdruck
Abruf vom 17.5.2006 10:38

Nummer der Firma: **HRB 48160**
Seite 1 von 1

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) Kronen dreihundertvierundneunzig GmbH b) Düsseldorf c) Die Verwaltung eigenen Vermögens.	25.000,00 EUR	a) Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten. Einem oder mehreren Geschäftsführern kann die Befugnis erteilt werden, die Gesellschaft stets einzeln zu vertreten. Jeder Geschäftsführer kann von den Beschränkungen des § 181 BGB befreit werden. b) Geschäftsführer: Zander, Kerstin, Zossen, *27.01.1970 einzelvertretungsberechtigt mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Gesellschaft mit beschränkter Haftung Gesellschaftsvertrag vom 28.05.2003	a) 20.06.2003 Koelpin b) Gesellschaftsvertrag Blatt 9 f, Sonderband
2	a) Demag Management Equity Participation Verwaltungs GmbH c) Die Beteiligung als persönlich haftende, nicht geschäftsführende Gesellschafterin an und die Vertretung von Kommanditgesellschaften, die im Zusammenhang mit der Beteiligung von Organmitgliedern, Führungskräften und Mitarbeitern von Unternehmen der Demag-Gruppe an Gesellschaften der Demag-Gruppe errichtet werden. Die Demag-Gruppe umfasst die Gesellschaften, die unmittelbar oder mittelbar von der Demag Investments S.àr.l, Luxemburg, Luxemburg abhängig sind. Die Gesellschaft betreibt keine Geschäfte, für die eine gesetzliche Erlaubnispflicht besteht.		b) Nicht mehr Geschäftsführer: Zander, Kerstin, Zossen, *27.01.1970 Bestellt als Geschäftsführer: Dr. Heidsieck, Horst, Büdingen, *16.07.1947 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen. Bestellt als Geschäftsführer: Dinandt, Pepyn René, München, *15.08.1961 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Die Gesellschafterversammlung vom 15.09.2003 hat den Gesellschaftsvertrag insgesamt neu gefasst und dabei insbesondere § 1 Ziffer 1 (Firma), § 2 Ziffer 1 (Gegenstand des Unternehmens), § 3 (Stammkapital), § 4 (Geschäftsführung) und § 5 (Vertretung) geändert.	a) 30.09.2003 Pollmächer b) Beschluss Blatt 27 ff. Sonderband Gesellschaftsvertrag Blatt 34 ff. Sonderband

Aufgrund heutiger Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 17. Mai 2006

Dr. Norbert Zimmermann
Notar

Vollmacht

Ich, der Unterzeichnete, bin gemeinschaftlich vertretungsberechtigter Geschäftsführer der Demag Management Equity Participation Verwaltungs GmbH, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRB 48160 (die "**Komplementärin**").

Die Komplementärin ist die alleinvertretungsberechtigte persönlich haftende Gesellschafterin der Gottwald Management Beteiligungs GmbH & Co. KG, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRA 17000 (die "**KG**").

Die KG ist Gesellschafterin der Gottwald HoldCo 3 (drei) GmbH, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRB 42948 ("**Gottwald HoldCo 3**"). Die KG beabsichtigt, Gottwald HoldCo 3 im Wege der Sachkapitalerhöhung in die DCC HoldCo 3 (drei) GmbH, eingetragen im Handelsregister des Amtsgerichts Hagen unter HRB 5548 ("**DCC HoldCo 3**") einzubringen und Anteile an der DCC HoldCo 3 zu übernehmen. Es ist möglich, dass diese Einbringung nach Umwandlung der DCC HoldCo 3 in eine Aktiengesellschaft erfolgt. Die KG beabsichtigt weiterhin, an verschiedenen Strukturmaßnahmen, die bei der DCC HoldCo 3 geplant sind, nach Wirksamwerden der Anteilsübernahme mitzuwirken.

Ich bevollmächtige daher hiermit

Power of Attorney

I, the undersigned, am a managing director of Demag Management Equity Participation Verwaltungs GmbH, registered with the commercial register of the local court in Düsseldorf under HRB 48160 (the "**General Partner**"), authorized to jointly represent the General Partner.

The General Partner is authorized to solely represent Gottwald Management Beteiligungs GmbH & Co. KG, registered with the commercial register of the local court in Düsseldorf under HRA 17000 (the "**KG**").

KG is a shareholder of Gottwald HoldCo 3 (drei) GmbH, registered with the commercial register of the local court in Düsseldorf under HRB 42948 ("**Gottwald HoldCo 3**"). KG intends to contribute Gottwald HoldCo 3 to DCC HoldCo 3 (drei) GmbH, registered with the commercial re-gister of the local court in Hagen under HRB 5548 ("**DCC HoldCo 3**") and to subscribe to shares in DCC HoldCo 3. Such contribution will possibly occur after the conversion of DCC HoldCo 3 into a German stock corporation. KG intends further to participate, after the effectiveness of the subscription for shares in DCC HoldCo 3, in several restructuring measures planned for DCC HoldCo 3.

I herewith authorize

Herrn Dr. Horst Heidsieck, Herrn Werner Paschke
sowie Frau Corinne Bourrat

geschäftsansässig / having the business address 59, rue de Rollingergrund, L - 2440 Luxembourg

jeden für sich allein, mich als Geschäftsführer der Komplementärin, diese handelnd für die KG, zu vertreten und für und im Namen der KG

each of them acting alone, to represent me as managing director of the General Partner, the General Partner acting on behalf of KG, and to participate in the name and on behalf of the KG

(1) einen Einbringungs- und Nachgründungsvertrag mit der DCC HoldCo 3 abzuschließen, der die Einbringung der Gottwald HoldCo 3 in die DCC HoldCo 3 regelt;

(1) to enter into a contribution and post-formation acquisition agreement, which provides for the contribution of Gottwald HoldCo 3 to DCC HoldCo 3;

(2) im Rahmen einer Sachkapitalerhöhung und der Einbringung der Gottwald HoldCo 3 Anteile an der DCC HoldCo 3 zu übernehmen, bzw. nach wirksamem Formwechsel der DCC HoldCo 3, Aktien der DCC HoldCo 3 zu zeichnen.

(2) to subscribe for shares in DCC HoldCo 3 in connection with a capital increase and the contribution of Gottwald HoldCo 3, respectively, after an effective conversion of DCC HoldCo 3 into a German stock corporation, to sign a certificate of subscription.

(3) Die Bevollmächtigten sind weiterhin berechtigt, mich als Geschäftsführer der Komplementärin, diese handelnd für die KG, in Gesellschafterversammlungen der Gottwald HoldCo 3 sowie der DCC HoldCo 3 zu vertreten und für und im Namen der KG, auch unter Verzicht auf alle Form- und Fristerfordernisse, an Gesellschafterversammlungen der Gottwald HoldCo 3 sowie der DCC HoldCo 3 sowie nach dem Formwechsel der DCC HoldCo 3 in eine Aktiengesellschaft an ihren Hauptversammlungen teilzunehmen und über sämtliche Angelegenheiten der Gottwald HoldCo 3 und DCC HoldCo 3 bzw. der Aktiengesellschaft Beschlüsse zu fassen, die nach Auffassung der Bevollmächtigten erforderlich oder zweckmäßig sind.

(3) The representatives are further authorized to represent me as managing director of the General Partner, the General Partner acting on behalf of the KG, in shareholder assemblies of Gottwald HoldCo 3 and of DCC HoldCo 3 and, after a conversion of DCC HoldCo 3 (drei) GmbH into a stock corporation in its shareholders' meeting, and to waive any the requirements for form and period of notice, and to pass shareholders' resolutions on all matters of Gottwald HoldCo 3 and DCC HoldCo 3 and the stock corporation which the representatives deem necessary or appropriate.

(4) Dies umfasst insbesondere, aber nicht ausschließlich Gesellschafterbeschlüsse bzw. Hauptversammlungsbeschlüsse zu folgenden Gegenständen:

(4) This includes, in particular, but not limited to, shareholder resolutions or resolutions of the shareholders' meeting on the following issues:

– Umwandlung der DCC HoldCo 3 in eine Aktiengesellschaft, einschließlich der Bestellung eines Prüfers sowie sonstiger in Zusammenhang mit der Umwandlung stehender Maßnahmen;	– conversion of DCC HoldCo 3 into a stock corporation, including the appointment of an auditor and other measures in connection with the conversion;
– Kapitalerhöhung aus Gesellschaftsmitteln;	– capital increase from the Company's reserves;
– Nachgründungsvertrag im Zusammenhang mit der Einbringung von Anteilen an der Gottwald HoldCo 3 (drei) GmbH;	– agreement regarding post-formation acquisition in connection with the contribution of shares in Gottwald HoldCo 3 (drei) GmbH;
– Schaffung eines bedingten Kapitals in Zusammenhang mit Mitarbeiterbeteiligungsprogrammen oder Wandelschuldverschreibungen;	– creation of a contingent capital in connection with an employee stock option program or convertible bonds or warrant bonds;
– Schaffung von genehmigtem Kapital;	– creation of authorized capital;
– Ermächtigung zum Erwerb eigener Aktien;	– authorization to acquire own shares of the stock corporation;
– Satzungsänderungen, einschließlich Änderung der Firma, des Sitzes und des Geschäftsgegenstandes;	– amendments of the articles of association, including a change of the name, the seat and the object and purpose of business;
– Zustimmung zum Abschluss eines Beherrschungs- und/oder Gewinnabführungsvertrages.	– approval of a domination and/or profit and loss pooling agreement.
– Wahl und Abberufung von Aufsichtsratsmitgliedern;	– election or removal of members of the supervisory board;
– Unterzeichnung von Underwriting Agreements, Lock-Up-Agreements und/oder sonstigen Vereinbarungen mit den einen Börsengang begleitenden Banken.	– Signing of underwriting agreements, lock up agreements and/or other agreements with banks sponsoring an initial public offering.
(5) Die Bevollmächtigten sind berechtigt, sämtliche in Zusammenhang mit den unter (1) bis (4) genannten Gegenständen in Zu-	(5) The representatives are authorized to make all declarations and take all actions they deem useful or appropriate in the con-

sammenhang stehenden Erklärungen abzugeben und Maßnahmen vorzunehmen, die sie für erforderlich oder zweckmäßig halten. Dies betrifft insbesondere Verzichtserklärungen in Bezug auf etwaige Berichts-, Prüfungs- und ähnliche Erfordernisse sowie etwaige Anfechtungsrechte und den Verzicht auf das Angebot einer Barabfindung.

text of (1) to (4) above, in particular, but not limited to, any waivers regards reporting, review or similar requirements and any rights to object shareholder resolutions and the right to receive a cash compensation.

(6) Die Bevollmächtigten sind von den Beschränkungen des § 181 BGB und ähnlicher gesetzlicher Bestimmungen befreit und berechtigt, Untervollmacht zu erteilen.

(6) The proxies are relieved from the restrictions set forth in § 181 BGB and similar legal provisions and authorized to delegate this power of attorney.

(7) Diese Vollmacht unterliegt deutschem Recht. Die deutsche Fassung geht der englischen vor.

(7) This proxy is governed by German law. The German version shall prevail.

(8) Diese Vollmacht erlischt ohne Widerruf automatisch am 31. Dezember 2006.

(8) This proxy expires on December 31, 2006 without further action.

24. April 2006

(Rene Pepyn Dinandt)

1456

URNr. /2006

ba

Beglaubigt wird hiermit die Echtheit der vor mir vollzogenen Unterschrift von

Herrn Pepyn René **Dinandt**, geb. am 15.08.1961,
München, persönlich bekannt.

München, den 21. April 2006

(Dr. Anton)
Notar

BAUER/KM DINANDT

Anlage 5.2

Beschluss des Aufsichtsrats der
DCC HoldCo 3 (drei) GmbH / Demag Cranes AG

In seiner ordnungsgemäß einberufenen Sitzung am 28. April 2006 in Düsseldorf hat der beschlussfähige Aufsichtsrat mit der Mehrheit seiner Stimmen beschlossen:

Der Aufsichtsrat stimmt dem Erwerb der Anteile an der Gottwald HoldCo 3 (drei) GmbH von der Gottwald Luxembourg 2 (b) S.à r.l. und der Gottwald Management Beteiligungs GmbH & Co. KG zu.

Düsseldorf, den 28. April 2006

Dr. Horst Heidsieck,
Vorsitzender des Aufsichtsrats

Beglaubigte Abschrift

E

Nachgründungsbericht des Aufsichtsrats
gemäß § 197 Satz 1 UmwG i.V.m. §§ 52 Abs. 3, 32 Abs. 2 und 3 AktG

Wir, die Mitglieder des Aufsichtsrats der Demag Cranes AG, erstatten den folgenden Nachgründungsbericht:

I.
Allgemeine Feststellungen

Die am 11. Mai 2006 mit einem Grundkapital von EUR 11.602.800 in das Handelsregister des Amtsgerichts Hagen eingetragene Demag Cranes AG (nachfolgend auch „Gesellschaft" genannt) hat am 18. Mai 2006 mit der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg (nachfolgend „Einbringender 1" genannt), und der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf (nachfolgend „Einbringender 2" genannt, Einbringender 1 und Einbringender 2 nachfolgend auch „Einbringende" genannt), einen Nachgründungsvertrag geschlossen. Die Einbringenden sind die alleinigen Gesellschafter der Gottwald HoldCo 3 (drei) GmbH, die im Handelsregister des Amtsgerichts Düsseldorf unter HRB 42948 eingetragen ist und über ein Stammkapital von EUR 756.750 verfügt. Der Einbringende 1 hat sich verpflichtet, im Wege der Sachkapitalerhöhung seinen Geschäftsanteil in Höhe von EUR 704.300 in die Gesellschaft einzubringen. Der Einbringende 2 hat sich verpflichtet, im Wege der Sachkapitalerhöhung seinen Geschäftsanteil in Höhe von EUR 52.450 in die Gesellschaft einzubringen. Die Einbringungen erfolgen mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr. Die Verpflichtungen und dinglichen Übertragungen stehen unter der aufschiebenden Bedingung, dass die Hauptversammlung der Gesellschaft beschließt, das Grundkapital der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 gegen Ausgabe von 9.570.193 neuen Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 (nachfolgend zusammen die die „Neuen Aktien") zu erhöhen, und dass die Kapitalerhöhung in das Handelsregister eingetragen wird. Die Gesellschaft hat sich verpflichtet, den Einbringenden als Gegenleistung für die Einbringung jeweils neue auf den Inhaber lautende Stückaktien der Gesellschaft mit Gewinnberechtigung ab 1. Oktober 2005 in folgender Anzahl zu gewähren: Einbringender 1 erhält 8.906.883 Aktien und Einbringender 2 663.310 Aktien.

Der Aufsichtsrat der Gesellschaft hat dem Erwerb der Anteile an der Gottwald HoldCo 3 (drei) GmbH von den Einbringenden in seinem Beschluss vom 28. April 2006 zugestimmt, von dem wir eine Abschrift als **Anlage 1** beifügen.

Es ist nicht auszuschließen, dass es sich bei dem Einbringungsvertrag um einen Vertrag im Sinne des § 52 Abs. 1 AktG handelt. Nach verbreiteter, wenn auch nicht unbestrittener Auffassung können auch Verträge im Hinblick auf die Einbringung von Sacheinlagen dem § 52 Abs. 1 AktG unterfallen. Der Nominalbetrag der auszugebenden Aktien wird den zehnten Teil des Grundkapitals der Gesellschaft übersteigen. Einbringender 1 und Einbringender 2 könnten als den Aktionären nahe stehende Personen anzusehen sein, auf die § 52 Abs. 1 AktG verbreitet entsprechend angewandt wird. Einbringender 1 ist eine 100%-ige Tochtergesellschaft der Stabilus Luxembourg 2 (d) S.à r.l. (nachfolgend „Stabilus Luxembourg"). Stabilus Luxembourg hält ferner 100 % der Anteile an der Stabilus B.V. Stabilus B.V. hält 100 % der Anteile an der DCC Luxembourg 2 S.à r.l., die an der Gesellschaft derzeit mit 85,38 % beteiligt ist. Einbringender 1 und DCC Luxembourg 2 S.à r.l. sind daher verbundene Unternehmen im Sinne des § 15 AktG. Die einzige Komplementärin des Einbringenden 2 ist gleichzeitig einzige Komplementärin der DCC Management Beteiligungs GmbH & Co. KG, die an der Gesellschaft mit 14,62 % beteiligt ist.

Liegen die Voraussetzungen des § 52 Abs. 1 AktG vor, ist der Vertrag nach § 52 Abs. 3 AktG vor der erforderlichen Zustimmung durch die Hauptversammlung vom Aufsichtsrat zu prüfen. Der Aufsichtsrat hat über das Ergebnis der Beschlussfassung einen Bericht zu erstatten.

Zur Erstattung des Nachgründungsberichts liegt dem Aufsichtsrat der notariell beurkundete Nachgründungsvertrag zwischen der Gesellschaft und den Einbringenden vom 18. Mai 2006 vor.

II.
Prüfungsergebnis

Über die Angemessenheit der Leistungen der Gesellschaft für den in dem Nachgründungsvertrag vorgesehenen Erwerb der Geschäftsanteile der Einbringenden an der Gottwald HoldCo 3 (drei) GmbH machen wir folgende Angaben:

1. Bei der Gottwald HoldCo 3 (drei) GmbH handelt es sich um eine nicht operativ tätige Gesellschaft. Mit Ausnahme der Verwaltung ihres eigenen Vermögens, das ausschließlich in Anteilen an verbundenen Unternehmen besteht, und der Führung ihrer Tochtergesellschaften war sie nicht geschäftlich tätig.

2. Der Erwerb der Geschäftsanteile an der Gottwald HoldCo 3 (drei) GmbH erfolgt durch die Ausgabe von 9.570.193 neuen Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1.

3. Alle wertbildenden Faktoren und bilanziellen Kennzahlen der Gottwald HoldCo 3 (drei) GmbH zeigen, dass der Wert der eingebrachten Geschäftsanteile erheblich über dem Ausgabebetrag liegt. Laut Jahresabschluss 2004/2005 beläuft sich das bilanzielle Eigenkapital (HGB) der Gottwald HoldCo 3 (drei) GmbH auf EUR 9.669.523. Allein das bilanzielle Eigenkapital der Gottwald Port Technology, einer 100%-igen mittelbaren Tochtergesellschaft der Gottwald HoldCo 3 (drei) GmbH, betrug laut Jahresabschluss für das Geschäftsjahr 2004/2005 EUR 55,4 Mio. Die Gottwald Port Technology GmbH erzielte ein Vorsteuerergebnis von EUR 5,1 Mio. Die Werthaltigkeit der eingebrachten Geschäftsanteile wird auch durch das Consolidated Financial Statement gemäß International Financial Reporting Standards (IFRS) bestätigt. Danach erzielten die Gottwald HoldCo 3 (drei) GmbH und konsolidierte Tochtergesellschaften im Geschäftsjahr 2004/2005 einen Gewinn vor Zinsen und Steuern (EBIT) von EUR 18,3 Mio. Der Cash Flow aus operativer Tätigkeit der Gruppe (Cash flow from operating activities) betrug im Geschäftsjahr 2004/2005 EUR 16,2 Mio.

4. Die Vertragsbestimmungen im Übrigen entsprechen dem Standard für Einbringungsverträge. Dies gilt auch für den teilweisen Ausschluss von Gewährleistungsansprüchen. Den Einbringenden werden im Gegenzug auch keine Gewährleistungen im Hinblick auf die von der Gesellschaft zu gewährenden Aktien und das Geschäft der Gesellschaft gegeben.

5. Der Einbringung sind keine Rechtsgeschäfte vorangegangen, die auf den Übergang des Vermögens der Gottwald HoldCo 3 (drei) GmbH auf die Gesellschaft hingezielt haben (vgl. § 32 Abs. 2 Nr. 1 AktG).

6. Da die Gottwald HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren vor der Einbringung Vermögensgegenstände weder angeschafft noch hergestellt hat, sind

keine Anschaffungs- und Herstellungskosten angefallen. (vgl. § 32 Abs. 2 Nr. 2 AktG).

7. Zum Nachweis der Betriebserträge der Gottwald HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren fügen wir als **Anlagen 2 und 3** die Jahresabschlüsse für die Geschäftsjahre 2003/2004 und 2004/2005 bei (vgl. § 32 Abs. 2 Nr. 3 AktG). Für das Geschäftsjahr 2003/2004 ergab sich ein Jahresüberschuss von EUR 5,348 Mio., für das Geschäftsjahr 2004/2005 von EUR 1,069 Mio.

Wir halten danach die Ausgabe von 9.570.193 neuen Aktien der Gesellschaft für eine angemessene Gegenleistung der Sacheinlagen der Einbringenden.

III.
Gesonderte Angaben nach § 32 Abs. 3 AktG

Einbringender 2 hält seine Anteile an der Gottwald HoldCo 3 (drei) GmbH wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an dem Einbringenden 2 halten. Zu den Gesellschaftern des Einbringenden 2 gehören unter anderem auch das Vorstandsmitglied Kießling sowie verschiedene Mitglieder des Aufsichtsrats. Im Übrigen werden ausweislich der Bestimmungen des Nachgründungsvertrages und der uns mündlich gegebenen Erklärungen des Vorstands im Rahmen der Einbringung der Geschäftsanteile der Gottwald HoldCo 3 (drei) GmbH keine Aktien für Rechnung eines Mitglieds des Vorstands oder des Aufsichtsrats übernommen. Weder ein Mitglied des Vorstands noch ein Mitglied des Aufsichtsrats hat sich einen besonderen Vorteil oder für die Einbringung oder Vorbereitung der Einbringung eine Entschädigung oder Belohnung ausbedungen.

IV.
Empfehlung

Wir empfehlen der Hauptversammlung einstimmig, dem Nachgründungsvertrag zuzustimmen und die zu ihrer Wirksamkeit erforderliche Kapitalerhöhung zu beschließen.

Düsseldorf, den 18. Mai 2006

Für den Aufsichtsrat:

Dr. Horst Heidsieck

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 18. Mai 2006

Dr. Armin Hauschild
Notar

KPMG

Bericht

über die Nachgründungsprüfung und die Prüfung der Sachkapitalerhöhung der

Demag Cranes AG
Wetter

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Inhaltsverzeichnis

Anlagenverzeichnis

1 Auftrag und Auftragsdurchführung

Mit Beschluss vom 29. März 2006 hat uns das Amtsgericht Hagen nach §§ 52, 183 Aktiengesetz (AktG) als Nachgründungsprüfer und Sacheinlagenprüfer im Rahmen der Kapitalerhöhung der

Demag Cranes AG, Wetter,
--im Folgenden auch „DC AG" genannt--

bestellt.

Anlass der Prüfung ist die beabsichtigte Einbringung von Anteilen an der

Gottwald HoldCo 3 (drei) GmbH, Düsseldorf,
--im Folgenden auch „Gottwald 3 GmbH" genannt--

in die DC AG im Rahmen einer Sachkapitalerhöhung mit wirtschaftlicher Wirkung zum 1. Oktober 2005. Gesellschafter der Gottwald 3 GmbH sind die Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, --im Folgenden auch kurz „GCC L" genannt-- und die Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf, --im Folgenden auch kurz „GCC M" genannt--. Bei der DC AG handelt es sich um die vormalige DCC HoldCo 3 (drei) GmbH, Wetter, --im Folgenden auch kurz „DCC 3 GmbH" genannt--. Auf der Gesellschafterversammlung der DCC 3 GmbH vom 28. April 2006 wurde die formwechselnde Umwandlung beschlossen und am 11. Mai 2006 in das Handelsregister eingetragen.

Die Durchführung der Prüfung erfolgte gemäß § 52 Abs. 4 und § 183 AktG.

In Übereinstimmung mit dem gesetzlichen Prüfungsumfang gemäß § 52 Abs. 4 bzw. § 183 AktG haben wir auftragsgemäß geprüft, ob der Wert der eingebrachten Anteile an der Gottwald 3 GmbH mindestens dem Nominalbetrag der von der DC AG ausgegebenen 9.570.193 neuen Aktien in Höhe von € 9.570.193 entspricht. Hierüber erstatten wir nachfolgend Bericht. Da für die Sacheinlage Aktien im Nennbetrag von mehr als 10 % des erhöhten Grundkapitals gewährt werden handelt es sich um eine Nachgründung bzw. beim Entwurf des Einbringungsvertrags um einen Vertrag im Sinne des § 52 Abs. 1 AktG. Ferner haben wir gemäß § 52 Abs. 4 i. V. m. § 34 Abs. 1 und 2 AktG geprüft, ob die Nachgründungssachverhalte im Entwurf des Nachgründungsberichts des Aufsichtsrats der DC AG vollständig und richtig erfasst sind.

Dem Auftrag liegen die als Anlage 3 beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 zu Grunde. Die Höhe unserer Haftung bestimmt sich nach § 49 AktG i. V. m. § 323 Abs. 2 HGB. Im Verhältnis zu Dritten ist Nr. 1 Abs. 2 und Nr. 9 der Allgemeinen Auftragsbedingungen maßgebend.

Wir haben unsere Arbeiten im Monat Mai 2006 durchgeführt. Art und Umfang unserer Prüfungshandlungen haben wir in unseren Arbeitspapieren festgehalten.

Zur Durchführung unserer Prüfung standen uns insbesondere folgende Unterlagen zur Verfügung:

- Entwurf des Einbringungsvertrags zwischen der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, und der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf, als einbringende Gesellschaften und der Demag Cranes AG, Wetter, vom 16. Mai 2006 (siehe Anlage 1);

- Entwurf des Nachgründungsberichts des Aufsichtsrats der DC AG vom 16. Mai 2006 (siehe Anlage 2);

- Gründungsprüfungsbericht der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main und Berlin, Zweigniederlassung Düsseldorf, über die Prüfung des Gründungshergangs der DC AG vom 28. April 2006;

- Handelsregisterauszüge der Gottwald 3 GmbH und der Gottwald Port Technology GmbH vom 9. Februar 2006;

- Handelsregisterauszug der DCC 3 GmbH vom 9. Mai 2006;

- Handelsregisterauszug der DC AG vom 11. Mai 2006;

- Beschluss des Aufsichtsrats der DCC 3 GmbH / DC AG vom 28. April 2006;

- von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main und Berlin, Zweigniederlassung Düsseldorf erstellte gutachtliche Stellungnahme zur Ermittlung eines Wertverhältnisses zum 1. Oktober 2005 zwischen der DCC 3 GmbH und der Gottwald 3 GmbH vom 12. April 2006;

- von der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, --im Folgenden auch „Deloitte" genannt-- geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschlüsse (HGB) der DCC 3 GmbH für die zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahre;

- von Deloitte geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschlüsse (HGB) der Gottwald 3 GmbH für die zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahre;

- von Deloitte geprüfter und mit einem uneingeschränkten Bestätigungsvermerk versehener Konzernabschluss (IFRS) der Gottwald 3 GmbH zum 30. September 2005;

- konsolidierte Planungsrechnungen der Gottwald-Gruppe für die zum 30. September 2006, 30. September 2007, 30. September 2008, 30. September 2009 und zum 30. September 2010 endenden Geschäftsjahre;

- Management-Präsentation der Gottwald 3 GmbH zum Markt, Geschäftsmodell und Business Plan der Gottwald 3 GmbH.

Alle weiteren erforderlichen Unterlagen sind uns von der Gesellschaft bereitwillig zur Verfügung gestellt worden, ebenso sind uns alle von uns erbetenen Auskünfte bereitwillig erteilt worden. Der Vorstand der DC AG hat uns in einer Vollständigkeitserklärung bestätigt, dass uns sämtliche sachverhaltsrelevanten Informationen und Dokumente zugänglich gemacht worden sind.

2 Rechtliche und wirtschaftliche Grundlagen

2.1 Rechtliche Grundlagen

2.1.1 DC AG

Die DCC 3 GmbH war im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen. Sitz der Gesellschaft war Wetter. Die DCC 3 GmbH wurde in die DC AG umgewandelt. Die Eintragung der Umwandlung in die DC AG in das Handelsregister erfolgte am 11. Mai 2006 beim Amtsgericht Hagen unter HRB 7364.

Nach Umwandlung beträgt das Grundkapital der DC AG € 11.602.800 und ist in voller Höhe eingezahlt. Die im Rahmen der Umwandlung stattgefundene Kapitalerhöhung aus Gesellschaftermitteln in Höhe von € 10.152.450 ist am 5. Mai 2006 im Handelsregister eingetragen worden. Die Anteile werden gehalten von der DCC Luxembourg 2 S.à.r.l., Luxemburg, in Höhe von € 9.906.800 (= 85,4 %) und der DCC Management und Beteiligungs GmbH & Co. KG, Düsseldorf, in Höhe von € 952.000 und € 744.000 (= 14,6 %).

Gegenstand der DC AG ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensystem und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Einbringung von Dienstleistungen an Gesellschaften der Gruppe. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

In den Konzernabschluss der DCC 3 GmbH zum 30. September 2005 wurden neben dem Mutterunternehmen u. a. die DCC HoldCo 4 (vier) GmbH, Wetter, die DCC HoldCo 5 (fünf) GmbH, Wetter, und die Demag Cranes & Components GmbH (im Folgenden auch kurz „DCC GmbH"), Wetter, als voll konsolidierte inländische Tochterunternehmen einbezogen. Bei den ersten zwei Gesellschaften handelt es sich um Zwischenholdings, die DCC GmbH ist die operativ tätige deutsche Tochtergesellschaft. Über diese Unternehmen hinaus gehören über die

DCC GmbH diverse ausländische Gesellschaften zum Konzern (im Folgenden werden alle diese Gesellschaften zusammenfassend auch kurz „DCC-Gruppe" genannt). Die DCC-Gruppe ist über diese Unternehmen im Bereich der Fertigung von Industriekranen und Antriebstechnik weltweit tätig.

2.1.2 Gottwald 3 GmbH

Die Gottwald 3 GmbH hat ihren Sitz in Düsseldorf und ist in das Handelsregister des Amtsgerichts Düsseldorf unter HRB 42948 eingetragen.

Das Stammkapital der Gottwald 3 GmbH beträgt € 756.750 und ist vollständig eingezahlt. Die Geschäftsanteile werden zu 93,1 % von der Gottwald Luxembourg 2 (B) S.a.r.l., Luxemburg, und zu 6,9 % von der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf, gehalten.

Gegenstand des Unternehmens sind gemäß Gesellschaftsvertrag vom 12. Juli 2004 die Führung, die Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Einbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.

Die Satzung ist vom 8. August 2002 und gültig in der Fassung vom 12. Juli 2004.

Das Geschäftsjahr läuft vom 1. Oktober bis zum 30. September des Folgejahres.

In den Konzernabschluss der Gottwald 3 GmbH werden zum 30. September 2005 neben dem Mutterunternehmen u. a. die Gottwald HoldCo 4 (vier) GmbH, Düsseldorf, die Gottwald Port Technology GmbH (im Folgenden „GPT GmbH"), Düsseldorf, und die Gottwald Port Technology Verwaltungsgesellschaft GmbH, Düsseldorf, als voll konsolidierte inländische Tochterunternehmen einbezogen. Des Weiteren erwarb im November 2005 die GPT GmbH

70,0 % der Anteile an dem holländischen IT-Unternehmen TBA B.V., Delft/ Niederlande (kurz „TBA“). Mit Wirkung zum 1. Januar 2006 wird TBA B.V. in den Konzernabschluss der Gottwald 3 GmbH aufgenommen. Diese Unternehmen sind weltweit führender Hersteller mobiler Hafenkrane. Darüber hinaus bieten sie automatisierte Lösungen für die Hafenlogistik (z. B. Fertigung von sog. Automated Guided Vehicles und Automated Stacker Cranes) an. Im Folgenden werden diese Gesellschaften zusammenfassend auch kurz „Gottwald-Gruppe“ genannt.

2.2 Wirtschaftliche Grundlagen

2.2.1 DC AG

Der Geschäftszweck der DCC-Gruppe ist insbesondere die Herstellung von Kranen und deren Komponenten. Dabei wird die Geschäftstätigkeit in die folgenden Geschäftszweige segmentiert: Krane, Antriebstechnik, Handling Technology (Handhabungstechnik) und Service (dem Neugeschäft nachgelagerte Dienstleistungen).

Der Geschäftszweig Krane plant und realisiert mit seinen Produkten individuelle Transportlösungen für den flächendeckenden und flurfreien Transport. Kostengünstige Standardkrane werden für allgemeine industrielle Anwendungen verkauft, während Prozesskrane entweder autark oder in Anlagen und Systemen Produktionsprozesse automatisieren und untereinander verketten.

Die Geschäftszweige Antriebstechnik und Handling Technology liefern Produkte für die ergonomische Handhabung in unterschiedlichen Bereichen der Industrie, im Handel und in Dienstleistungsbereichen, so z. B. beim Heben und Positionieren von Lasten am Arbeitsplatz oder beim Beschicken von Maschinen, Anlagen und Regalen. Darüber hinaus werden Lastträger aus dem Kranbaukastensystem KBK angeboten, die mit entsprechenden Lastaufnahmemitteln kombiniert werden können.

Der Geschäftszweig Service bietet folgende Dienstleistungen an: Montage und Inbetriebnahme, Sicherheitsprüfungen, Wartung und Inspektion, Reparatur, Produkt- und Bedienerschulungen, Ersatzteilversorgung sowie Kranumrüstung und -modernisierung.

2.2.2 Gottwald 3 GmbH

Der Geschäftszweck der Gottwald-Gruppe ist insbesondere die Entwicklung, Konstruktion und Montage von mobilen Hafenkranen sowie automatischen Hafentransportsystemen. Dabei wird die Geschäftstätigkeit in die folgenden Geschäftszweige segmentiert: Hafenmobilkrane, Automatisierte Produkte, Software und After Sales (dem Neugeschäft nachgelagerte Dienstleistungen).

Der Geschäftszweig mobile Hafenkrane (nicht automatisierte Produkte) umfasst die Entwicklung und Produktion von drei verschiedenen Kranarten: Hafenmobilkrane (HMK), Hafenschienenkrane (HSK) und Hafenpontonkrane (HPK). Mittels der verschiedenen Krane mit unterschiedlichen Traglasten und Ausladungen wird der effiziente Umschlag von Containern, Schütt- und Stückgütern sowie Schwerlasten in Häfen ermöglicht. Auf Grund ihrer kompakten Bauweise und Mobilität können Hafenmobilkrane in unterschiedlichen Bereichen im Hafen flexibel eingesetzt werden. Hafenschienenkrane kombinieren die Technologie der Hafenmobilkrane mit schienengebundenen Portalen. Hafenpontonkrane sind dagegen nicht auf eine Kaianlage angewiesen. Sie werden auf Pontons installiert, um von dort aus Schüttgüter von Schiff zu Schiff umzuschlagen.

Der Geschäftszweig Automatisierte Produkte/Software liefert voll- und halbautomatisierte Produkte für die Optimierung von Logistikketten im Hafenbereich. Die Gottwald-Gruppe ist auskunftsgemäß technologisch führend im Bereich der Hafenautomatisierung mit führerlos betriebenen Automated Guided Vehicles (AGV/E-AGV). Diese Fahrzeuge ermöglichen den automatisierten und schnellen Container-Transport vom Hafenkai zum Lagerareal oder Bahnterminal. Darüber hinaus werden Automated Stacker Cranes (ASC - im Sinne eines automatisierten Krans für optimierte Containerlager) und Wide-Span Gantries (WSG - im Sinne von Fahrwerkportalkranen) sowie Gottwald-eigene Software zur Steuerung und Überwachung der Fahrzeuge angeboten, die sich auch in übergeordnete Terminalmanagementsysteme integrieren lassen. Weitere Softwareentwicklungen der Gottwald-Gruppe dienen der Koordination, Kontrolle, Planung und Simulation der Hafenlogistik so z. B. zur Visualisierung des Hafenumschlags und der Analyse der Effizienz des Terminals.

Nach der im August 2005 vorverhandelten und im November 2005 erfolgten Akquisition des holländischen Softwareunternehmens TBA und der anschließenden Zusammenlegung mit der Softwareabteilung der Gottwald-Gruppe befindet sich derzeit eine weitere Produktgruppe hinsichtlich Softwareentwicklungen und IT-Lösungen im Aufbau.

Der Geschäftszweig After Sales bietet als Dienstleistungen die Montage und Inbetriebnahme, Lieferung von Ersatzteilen, regelmäßige Wartung, Reparatur sowie Produkt- und Bedienertrainingsprogramme, Technikerdienst bei technischen Störungen sowie Kranupgrades und -modernisierung an.

3 Darstellung und Beurteilung der Nachgründung durch Sachkapitalerhöhung

3.1 Hergang der Nachgründung durch Sachkapitalerhöhung

Gemäß dem als Anlage 1 beigefügten Entwurf des Einbringungsvertrags zwischen der GCC L und GCC M und der DC AG vom 16. Mai 2006 (siehe Anlage 1) wird die Einbringung der Gottwald 3 GmbH-Anteile im Wege der Sachkapitalerhöhung in die DC AG gegen Ausgabe von 9.570.193 neu geschaffener Aktien der DC AG vertraglich vereinbart.

Wesentliche, für die Nachgründung maßgebliche Inhalte des Entwurfs des Einbringungsvertrags sind:

- Die Anteile an der Gottwald 3 GmbH werden von den Gesellschaftern der Gottwald 3 GmbH mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr im Wege der Sachkapitalerhöhung in die DC AG eingebracht.

- Die DC AG ist aus der formwechselnden Umwandlung der DCC 3 GmbH hervorgegangen, die ihren Sitz in Wetter hatte und im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen war. Mit Gesellschafterbeschluss vom 28. April 2006 (Urkunde des Notars Dr. Hauschild, UR-Nr. H 1418/2006) wurde zum einen das Kapital der Gesellschaft im Wege der Kapitalerhöhung aus Gesellschaftsmitteln auf € 11.602.800 erhöht und zum anderen der Formwechsel der DCC 3 GmbH in eine Aktiengesellschaft beschlossen. Die Kapitalerhöhung ist vor dem Formwechsel eingetragen worden, so dass die Aktiengesellschaft im Zeitpunkt des Wirksamwerdens des Formwechsels ein Grundkapital in Höhe von € 11.602.800 hatte. Die Eintragung des Formwechsels der DCC 3 GmbH in das Handelsregister erfolgte am 11. Mai 2006 beim Amtsgericht Hagen unter HRB 7364.

- Das Stammkapital der Gottwald 3 GmbH beträgt € 756.750. Alleinige Gesellschafter der Gottwald 3 GmbH sind die GCC L mit einem Geschäftsanteil in Höhe von € 704.300 und die GCC M mit einem Geschäftsanteil in Höhe von € 52.450. Zu den Geschäftsanteilen gehören sämtliche Rechte und Pflichten, die auf den jeweiligen Anteil entfallen.

- Für die Einbringung von Geschäftsanteilen an der Gottwald 3 GmbH im Wege der Sachkapitalerhöhung in die DC AG ist vorgesehen, dass die Hauptversammlung der DC AG einen Beschluss über die Erhöhung des Grundkapitals der DC AG von € 11.602.800 um € 9.570.193 auf € 21.172.993 gegen Ausgabe von 9.570.193 neuen auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils € 1 zu einem Ausgabebetrag von jeweils € 1 fasst, welcher von den Einbringenden gezeichnet wird. Die von den Einbringenden zu leistenden Einlagen sollen dadurch erbracht werden, dass die Einbringenden die Anteile als Sacheinlage in die Gesellschaft einbringen.

- Die Kosten der Beurkundung des Einbringungsvertrages und seiner Durchführung einschließlich Steuern trägt die Gesellschaft.

- Besondere Rechte (z. B. Vorzugsaktien, Mehrstimmrechtsaktien etc.) für einzelne Gesellschafter oder Dritte werden nicht gewährt.

Der Entwurf des Einbringungsvertrags ist als Vertrag im Sinne des § 52 Abs. 1 AktG einzuordnen, da für die Sacheinlage Aktien im Nennbetrag von mehr als 10 % des erhöhten Grundkapitals gewährt werden.

Gemäß Entwurf des Einbringungsvertrags (siehe Anlage 1) ist vorgesehen dass die Gesellschafter der Gottwald 3 GmbH am 18. Mai 2006 einen einstimmigen Gesellschafterbeschluss fassen und der Abtretung der jeweiligen Geschäftsanteile an der Gottwald 3 GmbH zustimmen. Die dingliche Übertragung der jeweiligen Geschäftsanteile steht unter der aufschiebenden Bedingung, dass die Sachkapitalerhöhung beschlossen und dieser Beschluss in das Handelsregister eingetragen wird.

Der Aufsichtsrat der DC AG hat dem Erwerb der Anteile an der Gottwald 3 GmbH von den Einbringenden GCC L und GCC M in seinem Beschluss vom 28. April 2006 zugestimmt. Gemäß Entwurf des Nachgründungsberichts empfiehlt der Aufsichtsrat der DC AG der Hauptversammlung, dem Einbringungsvertrag zuzustimmen und die zu ihrer Wirksamkeit erforderliche Kapitalerhöhung zu beschließen.

Die gesetzlichen Formerfordernisse wurden beachtet.

3.2 Nachgründungsbericht

Der Aufsichtsrat der DC AG hat am 16. Mai 2006 den Entwurf des Nachgründungsberichts gemäß § 197 Satz 1 UmwG i. V. m. §§ 52 Abs. 3, 32 Abs. 2 und 3 AktG erstellt.

Der Entwurf des Nachgründungsberichts enthält die notwendigen Angaben nach § 32 Abs. 2 und 3 AktG:

- Der Einbringung gehen keine Rechtsgeschäfte voraus, die auf den Erwerb des Vermögens der Gottwald 3 GmbH durch die DC AG hingezielt haben.

- In den beiden letzten Geschäftsjahren vor der Einbringung der Geschäftsanteile an der Gottwald 3 GmbH wurden seitens der Gottwald 3 GmbH weder Vermögensgegenstände angeschafft noch hergestellt. Daher sind keine Anschaffungs- und Herstellungskosten aus den letzten beiden Jahren im Nachgründungsbericht anzuführen.

- Gemäß dem mit uneingeschränktem Bestätigungsvermerk von Deloitte versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlusses der Gottwald 3 GmbH sind folgende Betriebserträge in den letzten beiden Geschäftsjahren erwirtschaftet wurden. Für das zum 30. September 2004 endende Geschäftsjahr betrug der Jahresüberschuss € 5,348 Mio und für das zum 30. September 2005 endende Geschäftsjahr betrug der Jahresüberschuss € 1,069 Mio.

- Insbesondere bestätigt der Aufsichtsrat, dass für Rechnung der Mitglieder des Aufsichtsrats beziehungsweise der Mitglieder des Vorstands der DC AG keine Aktien übernommen wurden oder diese sich keine besonderen Vorteile oder eine Entschädigung bzw. Belohnung für die Einbringung oder seine Vorbereitung ausbedungen haben. Auch andere Sondervorteile zu Lasten der DC AG wurden nicht gewährt. Die GCC M hält ihre Anteile an der Gottwald 3 GmbH wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an der GCC M halten. Zu dieser Gruppe gehören u. a. auch das Vorstandsmitglied der DC AG Kießling und verschiedene Anteilseignervertreter im Aufsichtsrat. Im Übrigen werden ausweislich der Bestimmungen des Einbringungsvertrages und der uns mündlich gegebenen Erklärungen des Vorstands im Rahmen der Einbringung der Gesellschaftsanteile der Gottwald 3 GmbH keine Aktien für Rechnung eines Mitglieds des Vorstands oder des Aufsichtsrats übernommen. Kein Mitglied des Vorstands oder des Aufsichtsrates hat sich einen besonderen Vorteil oder für die Einbringung oder Vorbereitung der Einbringung eine Entschädigung oder eine Belohnung ausbedungen.

Die Mitglieder des Aufsichtsrats der DC AG haben gemäß § 197 Satz 1 UmwG i. V. m. §§ 52 Abs. 3, 32 Abs. 2 und 3 AktG den Hergang der Gründung geprüft und werden gemäß dem Entwurf des Nachgründungsberichts am 18. Mai 2006 darüber gemäß § 34 Abs. 2 AktG schriftlich berichten. Der Entwurf des Nachgründungsberichts enthält die nach § 34 Abs. 1 und 2 AktG erforderlichen Angaben.

3.3 Wertverhältnisse im Zeitpunkt der Nachgründung und der Sachkapitalerhöhung

3.3.1 Vorbemerkung

Die handelsrechtlichen Vorschriften zur Kapitalerhöhung mit Sacheinlage enthalten keine ausdrückliche Regelung über die Art und Weise der Bewertung der Sacheinlage.

Der Zweck des Gesetzes, das Haftungsvermögen zu gewährleisten, wird erreicht, wenn die Sacheinlage einer entsprechenden Bareinlage aus Sicht der aufnehmenden Partei mindestens gleichwertig ist.

Als Wertmaßstab ist somit der Wert des von den Gesellschaftern der Gottwald 3 GmbH der GCC L und der GCC M an die DC AG übertragenen Anteile an der Gottwald 3 GmbH zu betrachten.

3.3.2 Gegenstand der Sachkapitalerhöhung

Es ist beabsichtigt, dass die Gesellschafter der Gottwald 3 GmbH sämtliche Geschäftsanteile der Gottwald 3 GmbH im Wege der Sachkapitalerhöhung in die DC AG einbringen und dafür neue Stückaktien der Gesellschaft mit einem Nennbetrag von € 9.570.193 erhalten. Demnach erhält die GCC L entsprechend in Höhe ihres Anteils an der Gottwald 3 GmbH von rund 93,1 % Aktien im Wert von € 8.906.883 und die GCC M entsprechend ihres Anteils von rund 6,9 % Aktien im Wert von € 663.310.

3.3.3 Wert der Sacheinlage

Um zu prüfen, ob der Wert der geplanten Sacheinlage, d. h. der Wert der Anteile an der Gottwald 3 GmbH, den im Gegenzug zu gewährenden Nennbetrag der Kapitalerhöhung von € 9.570.193 erreicht, haben wir folgende Prüfungshandlungen vorgenommen:

- Vergleich des Nominalbetrags der Grundkapitalerhöhung gegen Sacheinlage mit dem bilanziellen Eigenkapital der Gottwald 3 GmbH zum 30. September 2005 gemäß Jahresabschluss nach HGB und IFRS-Konzernabschluss und zum 31. März 2006 gemäß IFRS-Managementreporting;

- Betrachtung der Entwicklung der handelsrechtlichen Jahresüberschüsse der Gottwald 3 GmbH für die Geschäftsjahre zum 30. September 2004 und 2005 (HGB) sowie Berücksichtigung der historischen und geplanten konsolidierten Ertragslage der Gottwald-Gruppe (IFRS).

Nachfolgend ist die verkürzte Bilanz des mit uneingeschränktem Bestätigungsvermerk der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlusses der Gottwald 3 GmbH zum 30. September 2005 abgebildet.

Bilanz Gottwald HoldCo 3 (drei) GmbH (HGB)	
Geschäftsjahresende zum 30. September	**2005 € Mio.**
Finanzanlagen	30,4
Anlagevermögen	**30,4**
Forderungen gegen verbundene Unternehmen	3,3
Umlaufvermögen	**3,3**
Summe Aktiva	**33,7**
Gezeichnetes Kapital	0,8
Kapitalrücklagen	14,6
Bilanzverlust	5,7
Eigenkapital	**9,7**
Rückstellungen	2,3
Verbindlichkeiten gegenüber verbundenen Unternehmen	21,7
Summe Passiva	**33,7**

Quelle: Jahresabschluss zum 30. September 2005

Wie aus der Tabelle ersichtlich ist, betrug das bilanzielle Eigenkapital (HGB) der Gottwald 3 GmbH zum 30. September 2005 rund € 9,7 Mio. Dieser Betrag übersteigt den Nominalwert der neuen Anteile um € 0,1 Mio.

Nachfolgend ist die verkürzte Konzern-Bilanz des mit uneingeschränktem Bestätigungsvermerk von der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft versehenen IFRS-Konzern-abschlusses der Gottwald 3 GmbH zum 30. September 2005 abgebildet.

Konzern-Bilanz Gottwald-Gruppe (IFRS)	
Geschäftsjahresende zum 30. September	**2005**
	€ Mio.
Immaterielle Vermögensgegenstände	25,1
Sachanlagen	32,4
Finanzanlagen	1,9
Anlagevermögen	**59,4**
Vorräte	49,9
Forderungen und sonstige Vermögensgegenstände	67,8
Flüssige Mittel	3,7
Umlaufvermögen	**121,4**
Aktive latente Steuern	5,0
Summe Aktiva	**185,8**
Gezeichnetes Kapital	0,8
Kapitalrücklagen	14,6
Bilanzverlust	0,4
Anteile anderer Gesellschafter	-
Revaluation	(1,1)
Eigenkapital	**14,7**
Rückstellungen	27,5
Verzinsliche Verbindlichkeiten	98,3
Unverzinsliche Verbindlichkeiten	39,7
Passive latente Steuern	5,6
Summe Passiva	**185,8**

Quelle: IFRS-Konzernabschluss zum 30. September 2005

Das bilanzielle Eigenkapital der Gottwald-Gruppe auf Basis des IFRS-Konzernabschlusses betrug zum 30. September 2005 in Summe rund € 14,7 Mio und ist damit rund € 5,1 Mio höher als der Nominalwert der neuen Anteile in Höhe von € 9,6 Mio.

Gemäß der Zahlen aus dem Managementreporting (IFRS) zum 31. März 2006 beträgt das bilanzielle Eigenkapital der Gottwald 3 GmbH rund € 16,9 Mio. Die Verbesserung im Vergleich zum 30. September 2005 (€ 14,7 Mio) ist im Wesentlichen auf ein positives Halbjahresergebnis zurückzuführen.

Die Entwicklung der Ertragslage der Gottwald 3 GmbH in den zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahren stellt sich wie nachstehend abgebildet dar. Die Zahlen wurden den mit einem uneingeschränkten Bestätigungsvermerk versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlüssen der Gottwald 3 GmbH zum 30. September 2004 und zum 30. September 2005 entnommen:

Gewinn- und Verlustrechnung Gottwald HoldCo 3 (drei) GmbH (HGB)		
Geschäftsjahr 1.Oktober bis 30. September	**2003/2004 € Mio.**	**2004/2005 € Mio.**
Allgemeine Verwaltungskosten	0,0	0,0
Sonstige betriebliche Erträge	-	0,0
Erträge aus Gewinnabführungsvertrag	9,0	3,3
Zinsen und ähnliche Aufwendungen	2,2	1,3
Steuern vom Einkommen und Ertrag	1,4	0,9
Jahresüberschuss	**5,3**	**1,1**

Quelle: Jahresabschluss zum 30. September 2005

Ausweislich der nach HGB aufgestellten Jahresabschlüsse hat die Gottwald 3 GmbH in den letzten beiden Jahren positive Jahresüberschüsse erwirtschaftet. Als deutsche Holdinggesellschaft der Gottwald-Gruppe ist die wirtschaftliche Lage der Gottwald 3 GmbH maßgeblich von der wirtschaftlichen Entwicklung der mittel- und unmittelbaren Beteiligungsgesellschaften bestimmt. Aus diesem Grund sind zur weiteren Beurteilung der Ertragsentwicklung der Gottwald 3 GmbH die konsolidierten Gewinn- und Verlustrechnungen nach IFRS heranzuziehen, die in folgender Tabelle dargestellt sind:

KPMG

Konzern-Gewinn- und Verlustrechnung Gottwald-Gruppe (IFRS)

Geschäftsjahr 1.Oktober bis 30. September	2003/2004 Ist € Mio.	2004/2005 Ist € Mio.
Umsatz	**194,9**	**237,1**
Herstellungskosten	(151,9)	(186,5)
Rohertrag	**43,0**	**50,6**
Rohertrag (%)	*22,1%*	*21,4%*
Forschungs- und Entwicklungskosten	(6,2)	(4,3)
Vertriebs- und Verwaltungskosten	(22,6)	(28,6)
Sonstige betriebliche Erträge/Aufwendungen	0,0	0,6
Ergebnis vor Zinsen und Steuern (EBIT)	**14,3**	**18,3**
EBIT (%)	*7,3%*	*7,7%*
Finanzergebnis	(7,6)	(10,0)
Ergebnis vor Steuern (EBT)	**6,6**	**8,3**
Steuern	(3,6)	(4,1)
Jahresüberschuss	**3,0**	**4,2**

Quelle: IFRS-Konzernabschluss zum 30. September 2005

Wie aus der Tabelle ersichtlich, hat die Gottwald-Gruppe gemäß IFRS-Konzernabschluss sowohl positive operative Ergebnisse (Ergebnisse vor Zinsen und Steuern) als auch positive Jahresüberschüsse erwirtschaftet. Auch die operativen Cash Flows für die zwei Geschäftsjahre waren gemäß IFRS-Konzernabschluss mit rund € 16,2 Mio (2004/2005) bzw. rund € 6,5 Mio (2003/2004) positiv.

Die Gottwald-Gruppe rechnet für die nach dem 30. September 2005 beginnenden Geschäftsjahre weiterhin mit einer positiven und im Vergleich zu den zwei dargestellten Geschäftsjahren deutlich besseren Ertragslage. Somit erwartet die Gesellschaft bereits für das zum 30. September 2006 endende Geschäftsjahr einen Konzern-Jahresüberschuss von über € 10,0 Mio. Für die weiteren Planjahre rechnet die Gottwald-Gruppe mit wesentlich höheren Konzern-Jahresüberschüssen. Die Sacheinlage ist somit auch im Hinblick auf die Erzielung künftiger Ergebnisse werthaltig.

4 Schlusserklärung

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfungen gemäß §§ 52 Abs. 4, 34, 183 AktG bestätigen wir auf Grund der uns zur Verfügung gestellten Unterlagen sowie der uns erteilten Aufklärungen und Nachweise, dass die Angaben im Entwurf des Nachgründungsberichts des Aufsichtsrates richtig und vollständig sind und dass der Wert der geplanten Sacheinlage, d. h. der Anteile an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, den im Gegenzug zu gewährenden Nennbetrag der Kapitalerhöhung von € 9.570.193 erreicht.

Düsseldorf, den 17. Mai 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Beumer	Weimer
Wirtschaftsprüfer	*Wirtschaftsprüfer*
	Steuerberater

Anlagen

Entwurf
16. Mai 2006

UR Nr. [•] / 2006

Verhandelt in Düsseldorf

am 18. Mai 2006

vor mir, dem unterzeichneten Notar

Dr. Armin Hauschild

erschienen

1. Herr Harald Joachim Joos, geb. am 26. Mai 1952, wohnhaft Schwedler Str. 4, 14193 Berlin, ausgewiesen durch seinen Personalausweis Nr. 246 9110 858 D,

2. Herr Dirk Uwe Kießling, geb. am 15. Dezember 1964, wohnhaft Köhlerstr. 4 h, 58300 Wetter, ausgewiesen durch seinen Personalausweis Nr. 565 8542 638 D,

   die Erschienenen zu 1. und 2. hier nicht handelnd im eigenen Namen, sondern in ihrer Eigenschaft als gesamtvertretungsberechtigte Vorstandsmitglieder der Demag Cranes AG, Wetter,

   eine notariell beglaubigte Abschrift des Handelsregisters der Demag Cranes AG ist in **Anlage 1** beigefügt,

3. Herr Werner Paschke, geb. am 8. April 1950, wohnhaft rue Siggy vu Letzebuerg 41, L-1933 Luxembourg, ausgewiesen durch seinen Reisepass Nr. 1495434475,

   hier nicht handelnd im eigenen Namen, sondern in seiner Eigenschaft als alleinvertretungsberechtigter Geschäftsführer der Gottwald Luxembourg 2 (b) S.à r.l.;

   eine notariell beglaubigte Abschrift des Handelsregisters der Gottwald Luxembourg 2 (b) S.à r.l. ist in **Anlage 2** beigefügt,

3. Dr. Horst Heidsieck, geb. am 16. Juli 1947, wohnhaft Ostpreußenstraße 34, 63654 Büdingen, ausgewiesen durch seinen Personalausweis Nr. 420 8263 276 D,

hier nicht handelnd im eigenen Namen, sondern im Namen der Gottwald Management Beteiligungs GmbH & Co. KG

a) in seiner Eigenschaft als vertretungsberechtigter Geschäftsführer ihrer einzigen Komplementärin, der Demag Management Equity Participation Verwaltungs GmbH,

öffentlich beglaubigte Abschriften der Handelsregisterauszüge für die Gottwald Management Beteiligungs GmbH & Co. KG und die Demag Management Equity Participation Verwaltungs GmbH sind in **Anlage 3** beigefügt, und

b) in seiner Eigenschaft als rechtsgeschäftlicher Vertreter des zweiten Geschäftsführers der Demag Management Equity Participation Verwaltungs GmbH, Herrn Pepyn René Dinandt, aufgrund der als **Anlage 4** beigefügten notariell beglaubigten Vollmacht vom 21. April 2006.

Die Beteiligten baten um die Beurkundung des nachstehenden

Einbringungsvertrages

zwischen

der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg,

- nachfolgend „**Einbringender 1**“ genannt -

und

der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf,

- nachfolgend „**Einbringender 2**“ genannt -

- Einbringender 1 und Einbringender 2 zusammen nachfolgend auch **„Einbringende"** genannt -

und

der Demag Cranes AG, vormals DCC HoldCo 3 (drei) GmbH, Wetter,

- nachfolgend **„Gesellschaft"** genannt -.

Vorbemerkungen

0.1 Der Einbringende 1 ist eine Gesellschaft mit beschränkter Haftung nach luxemburgischem Recht, eingetragen im luxemburgischen Handelsregister unter RCS B 88869. Der Einbringende 2 ist eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HR A 17000. Die Gesellschaft ist aus der formwechselnden Umwandlung der DCC HoldCo 3 (drei) GmbH hervorgegangen, die ihren Sitz in Wetter hatte und im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen war. Der Formwechsel der DCC HoldCo 3 (drei) GmbH in eine Aktiengesellschaft ist durch Gesellschafterbeschluss vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) beschlossen worden und am 11. Mai 2006 in das Handelsregister eingetragen worden.

0.2 Der Einbringende 1 und der Einbringende 2 sind die alleinigen Gesellschafter der Gottwald HoldCo 3 (drei) GmbH, die im Handelsregister des Amtsgerichts Düsseldorf unter HR B 42948 eingetragen ist und ein Stammkapital von EUR 756.750 hat. Der Einbringende 1 hält einen Geschäftsanteil in Höhe von EUR 704.300, der Einbringende 2 einen Geschäftsanteil in Höhe von EUR 52.450 (nachfolgend zusammen die "**GW-Anteile**"). Zu den GW-Anteilen gehören sämtliche Rechte und Pflichten, die auf den jeweiligen Anteil entfallen.

0.3 Die Gesellschaft hatte ursprünglich ein Stammkapital von EUR 1.450.350. Durch Beschluss der Gesellschafterversammlung vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) ist das Kapital der Gesellschaft von EUR 1.450.350 auf EUR 11.602.800 im Wege der Kapitalerhöhung aus Gesellschaftsmitteln erhöht worden. Diese Kapitalerhöhung ist am 5. Mai 2006 in das

Handelsregister eingetragen worden. Die Kapitalerhöhung ist vor dem Formwechsel eingetragen worden, so dass die Aktiengesellschaft im Zeitpunkt des Wirksamwerdens des Formwechsels ein Grundkapital in Höhe von EUR 11.602.800 hatte.

0.4 Es ist beabsichtigt, dass die Einbringenden ihre GW-Anteile im Wege der Sachkapitalerhöhung in die Gesellschaft einbringen und dafür neu geschaffene Aktien der Gesellschaft erhalten. Dazu ist vorgesehen, dass die Hauptversammlung der Gesellschaft beschließt, das Grundkapital der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 gegen Ausgabe von 9.570.193 neuen auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 (nachfolgend zusammen die "**Neuen Aktien**") zu erhöhen, welche von den Einbringenden gezeichnet werden. Die von den Einbringenden zu leistenden Einlagen sollen dadurch erbracht werden, dass die Einbringenden die Anteile als Sacheinlage in die Gesellschaft einbringen.

§ 1
Einbringungsverpflichtung und Einbringung

1.1 Die Einbringenden verpflichten sich hiermit jeweils, die GW-Anteile mit wirtschaftlicher Wirkung zum Stichtag (§ 2) in die Gesellschaft einzubringen und hierzu jeweils eine Anzahl von Neuen Aktien gemäß § 185 AktG zu zeichnen, die dem Verhältnis entspricht, in dem der Nennbetrag des GW-Anteils des jeweiligen Einbringenden zum Gesamtnennbetrag der GW-Anteile steht. Diese Verpflichtung steht unter der aufschiebenden Bedingung, dass die in Ziffer 0.4 dieser Vereinbarung genannte Sachkapitalerhöhung beschlossen und dieser Beschluss in das Handelsregister eingetragen wird.

1.2 Die Einbringenden übertragen hiermit ihren jeweiligen GW-Anteil auf die dies annehmende Gesellschaft. Die dingliche Übertragung steht unter der aufschiebenden Bedingung, dass die in Ziffer 0.4 dieser Vereinbarung genannte Sachkapitalerhöhung beschlossen und dieser Beschluss in das Handelsregister eingetragen wird. Die Übertragung erfolgt in Erfüllung der jeweiligen Einlageverpflichtung der Einbringenden.

§ 2
Stichtag

Die Anteile werden mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr übertragen. Die Gewinnbezugsrechte aus den GW-Anteilen stehen für die Zeit nach diesem Zeitpunkt der Gesellschaft zu.

§ 3
Bilanzierung, Gegenleistung

3.1 Die Gesellschaft wird die vom Einbringenden 1 eingebrachten GW-Anteile in ihrer Handelsbilanz mit einem Wert von insgesamt EUR 89.654.751 und die vom Einbringenden 2 eingebrachten GW-Anteile zu deren Verkehrswert ansetzen. Der Betrag, um den der anzusetzende Wert für die GW-Anteile den auf die Neuen Aktien entfallenden anteiligen Betrag des Grundkapitals übersteigt, ist gemäß § 272 Abs. 2 Nr. 1 HGB in die Kapitalrücklage der Gesellschaft einzustellen.

3.2 Die Gesellschaft wird die GW-Anteile in ihrer Steuerbilanz mit dem Teilwert ansetzen.

3.3 Als Gegenleistung für die gemäß § 1 dieses Vertrags einzubringenden GW-Anteile erhalten die Einbringenden jeweils eine Anzahl Neuer Aktien, die dem Verhältnis entspricht, in dem der Nennbetrag des Anteils des jeweiligen Einbringenden zum Gesamtnennbetrag der Anteile steht. Der Einbringende 1 erhält damit 8.906.883 Neue Aktien und der Einbringende 2 663.310 Neue Aktien. Die Neuen Aktien nehmen am Gewinn des ganzen am 1. Oktober 2005 beginnenden und am 30. September 2006 endenden Geschäftsjahres teil.

§ 4
Gewährleistung

4.1 Die Einbringenden gewährleisten jeweils in Form einer unabhängigen Garantie, dass der jeweilige Einbringende im Zeitpunkt des dinglichen Übergangs der Anteile gemäß § 1.2 dieses Vertrags Inhaber des jeweiligen Anteils ist und über diesen verfügen kann, sowie dass der jeweilige Anteil zu diesem Zeitpunkt, vorbehaltlich von Sicherungsrechten zu Gunsten von finanzierenden Banken, die der Gesellschaft

bekannt sind, frei von Rechten Dritter ist. Ansprüche wegen einer Verletzung dieser Garantien verjähren am 31. Dezember 2008.

4.2 Im Übrigen wird jegliche Haftung der Einbringenden für den Bestand und die Beschaffenheit der Anteile ausgeschlossen, soweit dies gesetzlich zulässig ist. Insbesondere stehen der Gesellschaft keine Ansprüche und Rechte zu, die sich aus dem gesetzlichen Gewährleistungs- und Leistungsstörungsrecht und den Vorschriften zur Anfechtung von Willenserklärungen ergeben oder die vorvertraglicher Natur sind.

§ 5
Zustimmungen

5.1 Die Einbringenden als alleinige Gesellschafter der Gottwald HoldCo 3 (drei) GmbH fassen hiermit unter Verzicht auf alle Formen und Fristen einen Gesellschafterbeschluss der Gottwald HoldCo 3 (drei) GmbH und stimmen der Abtretung der GW-Anteile nach diesem Vertrag gemäß Ziffer 7.1 des Gesellschaftsvertrags der Gottwald HoldCo 3 (drei) GmbH zu.

5.2 Der Aufsichtsrat der Gesellschaft hat diesem Vertrag und dem Erwerb der GW-Anteile gemäß diesem Vertrag durch Beschluss vom 28. April 2006 zugestimmt, der als **Anlage 5.2** beigefügt ist.

§ 6
Sonstige Bestimmungen

6.1 Die Vertragsparteien werden alle Erklärungen abgeben und Handlungen vornehmen, welche für die Übertragung der Anteile etwa noch erforderlich oder zweckmäßig sind.

6.2 Die Kosten der Beurkundung dieses Vertrags und seiner Durchführung einschließlich Steuern trägt die Gesellschaft. Dies gilt auch für die Kosten, Gebühren und Honorare, die im Zusammenhang mit der Vorbereitung dieses Vertrags oder der Sachkapitalerhöhung (§ 0.4 dieses Vertrags) oder ihrer Durchführung stehen.

6.3 Änderungen und Ergänzungen dieses Vertrages einschließlich der Änderung oder Aufhebung dieser Bestimmung bedürfen der Schriftform, soweit nicht gesetzlich eine strengere Form vorgeschrieben ist.

6.4 Die Gesellschaft ist berechtigt, auf die aufschiebende Bedingung der Eintragung des Sachkapitalerhöhungsbeschlusses in das Handelsregister gemäß § 1.1 und 1.2 durch schriftliche Erklärung gegenüber dem Einbringenden 1 oder dem zuständigen Handelsregister der Gesellschaft zu verzichten.

6.5 Sollten eine oder mehrere Bestimmungen dieses Vertrags ganz oder teilweise nichtig, unwirksam oder undurchführbar sein oder werden, wird die Wirksamkeit dieses Vertrags und seiner übrigen Bestimmungen hiervon nicht berührt. Anstelle der nichtigen, unwirksamen oder undurchführbaren Bestimmung gilt eine solche Bestimmung, die nach Form, Inhalt, Zeit, Maß und Geltungsbereich dem am nächsten kommt, was von den Parteien nach dem wirtschaftlichen Sinn und Zweck der nichtigen, unwirksamen oder undurchführbaren Bestimmung gewollt war. Entsprechendes gilt für etwaige Lücken in diesem Vertrag.

Vorgelesen vom Notar, von den Beteiligten genehmigt, und eigenhändig unterschrieben:

Entwurf
16. Mai 2006

Nachgründungsbericht des Aufsichtsrats gemäß § 197 Satz 1 UmwG i.V.m. §§ 52 Abs. 3, 32 Abs. 2 und 3 AktG

Wir, die Mitglieder des Aufsichtsrats der Demag Cranes AG, erstatten den folgenden Nachgründungsbericht:

I.
Allgemeine Feststellungen

Die am 11. Mai 2006 mit einem Grundkapital von EUR 11.602.800 in das Handelsregister des Amtsgerichts Hagen eingetragene Demag Cranes AG (nachfolgend auch „Gesellschaft" genannt) hat am 18. Mai 2006 mit der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg (nachfolgend „Einbringender 1" genannt), und der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf (nachfolgend „Einbringender 2" genannt, Einbringender 1 und Einbringender 2 nachfolgend auch „Einbringende" genannt), einen Nachgründungsvertrag geschlossen. Die Einbringenden sind die alleinigen Gesellschafter der Gottwald HoldCo 3 (drei) GmbH, die im Handelsregister des Amtsgerichts Düsseldorf unter HRB 42948 eingetragen ist und über ein Stammkapital von EUR 756.750 verfügt. Der Einbringende 1 hat sich verpflichtet, im Wege der Sachkapitalerhöhung seinen Geschäftsanteil in Höhe von EUR 704.300 in die Gesellschaft einzubringen. Der Einbringende 2 hat sich verpflichtet, im Wege der Sachkapitalerhöhung seinen Geschäftsanteil in Höhe von EUR 52.450 in die Gesellschaft einzubringen. Die Einbringungen erfolgen mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr. Die Verpflichtungen und dinglichen Übertragungen stehen unter der aufschiebenden Bedingung, dass die Hauptversammlung der Gesellschaft beschließt, das Grundkapital der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 gegen Ausgabe von 9.570.193 neuen Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 (nachfolgend zusammen die die „Neuen Aktien") zu erhöhen, und dass die Kapitalerhöhung in das Handelsregister eingetragen wird. Die Gesellschaft hat sich verpflichtet, den Einbringenden als Gegenleistung für die Einbringung jeweils neue auf den Inhaber lautende Stückaktien der Gesellschaft mit Gewinnberechtigung ab 1. Oktober 2005 in folgender Anzahl zu gewähren: Einbringender 1 erhält 8.906.883 Aktien und Einbringender 2 663.310 Aktien.

Entwurf
16. Mai 2006

Der Aufsichtsrat der Gesellschaft hat dem Erwerb der Anteile an der Gottwald HoldCo 3 (drei) GmbH von den Einbringenden in seinem Beschluss vom 28. April 2006 zugestimmt, von dem wir eine Abschrift als **Anlage 1** beifügen.

Es ist nicht auszuschließen, dass es sich bei dem Einbringungsvertrag um einen Vertrag im Sinne des § 52 Abs. 1 AktG handelt. Nach verbreiteter, wenn auch nicht unbestrittener Auffassung können auch Verträge im Hinblick auf die Einbringung von Sacheinlagen dem § 52 Abs. 1 AktG unterfallen. Der Nominalbetrag der auszugebenden Aktien wird den zehnten Teil des Grundkapitals der Gesellschaft übersteigen. Einbringender 1 und Einbringender 2 könnten als den Aktionären nahe stehende Personen anzusehen sein, auf die § 52 Abs. 1 AktG verbreitet entsprechend angewandt wird. Einbringender 1 ist eine 100%-ige Tochtergesellschaft der Stabilus Luxembourg 2 (d) S.à r.l. (nachfolgend „Stabilus Luxembourg"). Stabilus Luxembourg hält ferner 100 % der Anteile an der Stabilus B.V. Stabilus B.V. hält 100 % der Anteile an der DCC Luxembourg 2 S.à r.l., die an der Gesellschaft derzeit mit 85,38 % beteiligt ist. Einbringender 1 und DCC Luxembourg 2 S.à r.l. sind daher verbundene Unternehmen im Sinne des § 15 AktG. Die einzige Komplementärin des Einbringenden 2 ist gleichzeitig einzige Komplementärin der DCC Management Beteiligungs GmbH & Co. KG, die an der Gesellschaft mit 14,62 % beteiligt ist.

Liegen die Voraussetzungen des § 52 Abs. 1 AktG vor, ist der Vertrag nach § 52 Abs. 3 AktG vor der erforderlichen Zustimmung durch die Hauptversammlung vom Aufsichtsrat zu prüfen. Der Aufsichtsrat hat über das Ergebnis der Beschlussfassung einen Bericht zu erstatten.

Zur Erstattung des Nachgründungsberichts liegt dem Aufsichtsrat der notariell beurkundete Nachgründungsvertrag zwischen der Gesellschaft und den Einbringenden vom 18. Mai 2006 vor.

II.
Prüfungsergebnis

Über die Angemessenheit der Leistungen der Gesellschaft für den in dem Nachgründungsvertrag vorgesehenen Erwerb der Geschäftsanteile der Einbringenden an der Gottwald HoldCo 3 (drei) GmbH machen wir folgende Angaben:

Entwurf
16. Mai 2006

1. Bei der Gottwald HoldCo 3 (drei) GmbH handelt es sich um eine nicht operativ tätige Gesellschaft. Mit Ausnahme der Verwaltung ihres eigenen Vermögens, das ausschließlich in Anteilen an verbundenen Unternehmen besteht, und der Führung ihrer Tochtergesellschaften war sie nicht geschäftlich tätig.

2. Der Erwerb der Geschäftsanteile an der Gottwald HoldCo 3 (drei) GmbH erfolgt durch die Ausgabe von 9.570.193 neuen Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1.

3. Alle wertbildenden Faktoren und bilanziellen Kennzahlen der Gottwald HoldCo 3 (drei) GmbH zeigen, dass der Wert der eingebrachten Geschäftsanteile erheblich über dem Ausgabebetrag liegt. Laut Jahresabschluss 2004/2005 beläuft sich das bilanzielle Eigenkapital (HGB) der Gottwald HoldCo 3 (drei) GmbH auf EUR 9.669.523. Allein das bilanzielle Eigenkapital der Gottwald Port Technology, einer 100%-igen mittelbaren Tochtergesellschaft der Gottwald HoldCo 3 (drei) GmbH, betrug laut Jahresabschluss für das Geschäftsjahr 2004/2005 EUR 55,4 Mio. Die Gottwald Port Technology GmbH erzielte ein Vorsteuerergebnis von EUR 5,1 Mio. Die Werthaltigkeit der eingebrachten Geschäftsanteile wird auch durch das Consolidated Financial Statement gemäß International Financial Reporting Standards (IFRS) bestätigt. Danach erzielten die Gottwald HoldCo 3 (drei) GmbH und konsolidierte Tochtergesellschaften im Geschäftsjahr 2004/2005 einen Gewinn vor Zinsen und Steuern (EBIT) von EUR 18,3 Mio. Der Cash Flow aus operativer Tätigkeit der Gruppe (Cash flow from operating activities) betrug im Geschäftsjahr 2004/2005 EUR 16,2 Mio.

4. Die Vertragsbestimmungen im Übrigen entsprechen dem Standard für Einbringungsverträge. Dies gilt auch für den teilweisen Ausschluss von Gewährleistungsansprüchen. Den Einbringenden werden im Gegenzug auch keine Gewährleistungen im Hinblick auf die von der Gesellschaft zu gewährenden Aktien und das Geschäft der Gesellschaft gegeben.

5. Der Einbringung sind keine Rechtsgeschäfte vorangegangen, die auf den Übergang des Vermögens der Gottwald HoldCo 3 (drei) GmbH auf die Gesellschaft hingezielt haben (vgl. § 32 Abs. 2 Nr. 1 AktG).

6. Da die Gottwald HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren vor der Einbringung Vermögensgegenstände weder angeschafft noch hergestellt hat, sind

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16. Mai 2006

keine Anschaffungs- und Herstellungskosten angefallen. (vgl. § 32 Abs. 2 Nr. 2 AktG).

7. Zum Nachweis der Betriebserträge der Gottwald HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren fügen wir als **Anlagen 2 und 3** die Jahresabschlüsse für die Geschäftsjahre 2003/2004 und 2004/2005 bei (vgl. § 32 Abs. 2 Nr. 3 AktG). Für das Geschäftsjahr 2003/2004 ergab sich ein Jahresüberschuss von EUR 5,348 Mio., für das Geschäftsjahr 2004/2005 von EUR 1,069 Mio.

Wir halten danach die Ausgabe von 9.570.193 neuen Aktien der Gesellschaft für eine angemessene Gegenleistung der Sacheinlagen der Einbringenden.

III.
Gesonderte Angaben nach § 32 Abs. 3 AktG

Einbringender 2 hält seine Anteile an der Gottwald HoldCo 3 (drei) GmbH wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an dem Einbringenden 2 halten. Zu den Gesellschaftern des Einbringenden 2 gehören unter anderem auch das Vorstandsmitglied Kießling sowie verschiedene Mitglieder des Aufsichtsrats. Im Übrigen werden ausweislich der Bestimmungen des Nachgründungsvertrages und der uns mündlich gegebenen Erklärungen des Vorstands im Rahmen der Einbringung der Geschäftsanteile der Gottwald HoldCo 3 (drei) GmbH keine Aktien für Rechnung eines Mitglieds des Vorstands oder des Aufsichtsrats übernommen. Weder ein Mitglied des Vorstands noch ein Mitglied des Aufsichtsrats hat sich einen besonderen Vorteil oder für die Einbringung oder Vorbereitung der Einbringung eine Entschädigung oder Belohnung ausbedungen.

IV.
Empfehlung

Wir empfehlen der Hauptversammlung einstimmig, dem Nachgründungsvertrag zuzustimmen und die zu ihrer Wirksamkeit erforderliche Kapitalerhöhung zu beschließen.

Entwurf
16. Mai 2006

Düsseldorf, den 18. Mai 2006

Für den Aufsichtsrat:

____

Dr. Horst Heidsieck

Anlage 3

Allgemeine Auftragsbedingungen

Allgemeine Auftragsbedingungen

für

Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften

vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde.

Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

9

Demag Cranes AG
mit dem Sitz in Wetter (Ruhr)

(AG Hagen, HRB 7364)

Verzeichnis der Zeichner der neuen Aktien aus der Kapitalerhöhung vom 18. Mai 2006

Name/ Firma	Wohnort/ Sitz	Anzahl der gezeichneten Aktien	Gesamt-ausgabebetrag EUR	Geleistete Sacheinlagen
Gottwald Luxembourg 2 (b) S.à r.l.	Luxemburg	8.906.883	8.906.883	Einbringung des Geschäftsanteils an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf (AG Düsseldorf, HRB 42948) in Höhe von EUR 704.300.
Gottwald Management Beteiligungs GmbH & Co. KG	Düsseldorf	~~2~~663.310 9	~~2~~663.31~~0~~9	Einbringung des Geschäftsanteils an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf (AG Düsseldorf, HRB 42948) in Höhe von EUR 52.450.

Düsseldorf, den 18. Mai 2006

Der Vorstand

Harald J. Joos

Dirk Kießling

H

Demag Cranes AG
mit dem Sitz in Wetter (Ruhr)

Berechnung der voraussichtlichen Kosten der Kapitalerhöhung vom 18. Mai 2006

Kosten	Betrag in EUR (jeweils geschätzt)
Notarkosten, zu zahlen an Notar Dr. Armin Hauschild, Düsseldorf:	ca. 67.000 EUR
Notarkosten für Vollmachten und Beglaubigungen, zu zahlen an die auf den Urkunden vermerkten Notare:	ca. 500 EUR
Kosten der Handelsregisteranmeldung und Bekanntmachung, zu zahlen an die Gerichtskasse des Amtsgerichts Hagen:	ca. 500 EUR
Kosten der Sachkapitalerhöhungs- und Nachgründungsprüfung, zu zahlen an KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf:	ca. 20.000 EUR
Sonstiger Gründungsaufwand, zu zahlen an Rechtsanwälte Hengeler Mueller, Düsseldorf, und andere aus urkundlichen Unterlagen der Gesellschaft ersichtliche Empfänger:	ca. 50.000 EUR
Insgesamt:	**ca. 140.000 EUR**

Düsseldorf, den 18. Mai 2006

Der Vorstand

Harald J. Joos

Dirk Kießling

RECEIVED

I

SATZUNG

der

Demag Cranes AG

mit dem Sitz in Wetter (Ruhr),

in der Fassung vom 18. Mai 2006, UR.Nr.: H 1627/2006
des Notars Dr. Armin Hauschild mit dem Amtssitz in Düsseldorf,
mit Ausnahme des Beschlusses über die Sitzverlegung.

Ich bescheinige, dass die geänderten Bestimmungen der Satzung mit dem Beschluss der Hauptversammlung über die Änderung der Satzung vom 18. Mai 2006 mit Ausnahme des Beschlusses über die Sitzverlegung, und die unveränderten Bestimmungen mit dem zuletzt dem Handelsregister eingereichten vollständigen Wortlaut der Satzung übereinstimmen.

Düsseldorf, den 18. Mai 2006

Dr. Armin Hauschild

ZIMMERMANN HAUSCHILD | Notare
Schadow Arkaden, Blumenstraße 28, 40212 Düsseldorf
Telefon +49(0)211-86 52 5-0, Telefax +49(0)211-86 52 5-25

SATZUNG

der

Demag Cranes AG

I. Allgemeine Bestimmungen

§ 1
Firma, Sitz und Geschäftsjahr

(1) Die Gesellschaft führt die Firma:

Demag Cranes AG.

(2) Sie hat ihren Sitz in Wetter.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Oktober eines Jahres und endet am 30. September des Folgejahres.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.

(2) Die Gesellschaft kann auf den in Abs. 1 genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann

Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

§ 3
Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

II. Grundkapital und Aktien

§ 4
Grundkapital und Aktien

(1) Das Grundkapital der Gesellschaft beträgt EUR 21.172.993 (in Worten: Euro einundzwanzig Millionen einhundertzweiundsiebzigtausendneunhundertdreiundneunzig).

(2) Das Grundkapital ist eingeteilt in 21.172.993 Stückaktien. Die Aktien lauten auf den Inhaber.

(3) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung der neuen Aktien abweichend von § 60 AktG geregelt werden.

(4) Das Grundkapital der Gesellschaft ist erbracht durch Formwechsel.

(5) Der Vorstand ist ermächtigt, das Grundkapital in der Zeit bis zum 18. Mai 2011 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- und/oder Sacheinlagen einmalig oder mehrmalig um bis zu insgesamt EUR 10.586.496 zu erhöhen.

Die neuen Aktien können von einem oder mehreren durch den Vorstand bestimmten Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären anzubieten (mittelbares Bezugsrecht).

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre in folgenden Fällen auszuschließen:

a) bei Kapitalerhöhungen gegen Sacheinlage zur Gewährung von Aktien zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen sowie zum Zweck der Ausgabe von Aktien an Arbeitnehmer der Gesellschaft und mit der Gesellschaft verbundener Unternehmen im Rahmen der gesetzlichen Vorschriften;

b) soweit dies erforderlich ist, um Inhabern der von der Gesellschaft oder ihren Tochtergesellschaften ausgegebenen Optionsscheine und Wandelschuldverschreibungen ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- bzw. Wandelrechts bzw. nach Erfüllung von Wandlungs- oder Optionspflichten zustehen würde;

c) um etwaige Spitzenbeträge von dem Bezugsrecht auszunehmen;

d) bei Kapitalerhöhungen gegen Bareinlage, wenn der Ausgabebetrag der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien gleicher Gattung und Ausstattung zum Zeitpunkt der endgültigen Festsetzung des Ausgabebetrags durch den Vorstand nicht wesentlich im Sinne der §§ 203 Abs. 1 und 2, 186 Abs. 3 Satz 4 AktG unterschreitet und der auf die neuen Aktien, für die das Bezugsrecht ausgeschlossen wird, insgesamt entfallende anteilige Betrag des Grundkapitals 10 % des im Zeitpunkt der Ausgabe der neuen Aktien vorhandenen Grundkapitals nicht übersteigt. Auf die Höchstgrenze von 10 % des Grundkapitals werden angerechnet Aktien, die während der Laufzeit des genehmigten Kapitals unter Ausschluss des Bezugsrechts der Aktionäre gemäß §§ 71 Abs. 1 Nr. 8 Satz 5, 186 Abs. 3 Satz 4 AktG veräußert werden, sowie Aktien, im Hinblick auf die ein Wandlungsrecht oder Optionsrecht oder eine Wandlungspflicht oder Optionspflicht auf Grund von Options- und/oder Wandelschuldverschreibungen besteht, die seit Erteilung dieser Ermächtigung unter Ausschluss des Bezugsrechts gem. §§ 221 Abs. 4, 186 Abs. 3 Satz 4 AktG ausgegeben worden sind.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Kapitalerhöhung und ihrer Durchführung einschließlich des Inhalts der Aktienrechte und der Bedingungen der Aktienausgabe festzulegen.

§ 5
Aktien

(1) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(2) Die Form der Aktienurkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand.

III. Vorstand

§ 6
Zusammensetzung, Geschäftsordnung

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Im Übrigen bestimmt der Aufsichtsrat die Anzahl der Vorstandsmitglieder. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Vorstand bestimmt seine Geschäftsordnung durch einstimmigen Beschluss seiner Mitglieder, wenn nicht der Aufsichtsrat eine Geschäftsordnung für den Vorstand erlässt. Der Aufsichtsrat legt fest, welche Geschäfte nur mit seiner Zustimmung vorgenommen werden dürfen.

§ 7
Vertretungsmacht

(1) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte Prokuristen von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

IV. Aufsichtsrat

§ 8
Zusammensetzung, Wahlen, Amtsdauer

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern. Davon werden sechs Mitglieder von der Hauptversammlung und sechs Mitglieder von den Arbeitnehmern nach den Bestimmungen des Mitbestimmungsgesetzes (*MitbestG*) gewählt.

(2) Die Wahl der Aufsichtsratsmitglieder und gegebenenfalls deren Ersatzmitglieder erfolgt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt, wobei das Jahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird. Die Hauptversammlung kann für von ihr zu wählende Mitglieder bei der Wahl einen kürzeren Zeitraum beschließen. Die Bestellung eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(3) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Aktionäre erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(4) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

(5) Die Mitglieder und die Ersatzmitglieder des Aufsichtsrats können ihr Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung unter Einhaltung einer Frist von zwei Wochen auch ohne wichtigen Grund niederlegen.

§ 9
Vorsitzender und Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Die Amtszeit des Vorsitzenden und des Stellvertreters entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, ihrer Amtszeit als Mitglied des Aufsichtsrats. Die Wahl soll im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu gewählt worden sind, erfolgen; diese Sitzung bedarf keiner besonderen Einberufung.

(2) Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl vorzunehmen.

(3) Der Vorsitzende oder – bei Verhinderung des Vorsitzenden – sein Stellvertreter ist ermächtigt, im Namen des Aufsichtsrats die zur Durchführung der Beschlüsse des Aufsichtsrats und seiner Ausschüsse erforderlichen Erklärungen abzugeben. Nur der Vorsitzende oder – im Fall seiner Verhinderung – sein Stellvertreter ist befugt, Erklärungen für den Aufsichtsrat entgegenzunehmen.

§ 10
Geschäftsordnung, Änderungen der Satzungsfassung

(1) Im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung gibt sich der Aufsichtsrat eine Geschäftsordnung.

(2) Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung zu beschließen, die nur die Fassung betreffen.

§ 11
Einberufung

(1) Aufsichtsratssitzungen werden vom Vorsitzenden oder im Falle seiner Verhinderung von seinem Stellvertreter unter Einhaltung einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist wer-

den der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Einberufungsfrist abkürzen.

(2) In der Einladung sind die einzelnen Punkte der Tagesordnung anzugeben. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall eine spätere Mitteilung rechtfertigt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 12
Beschlussfassung, Beschlussfähigkeit

(1) Beschlüsse des Aufsichtsrats werden in der Regel in Sitzungen gefasst. Der Vorsitzende leitet die Sitzungen. Er bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen.

(2) Beschlüsse sollen nur zu solchen Tagesordnungspunkten gefasst werden, die rechtzeitig in der Einladung angekündigt worden sind. Ist ein Tagesordnungspunkt nicht rechtzeitig angekündigt worden, so darf darüber nur beschlossen werden, wenn kein Mitglied widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung nachträglich zu widersprechen. Der Beschluss wird erst wirksam, wenn kein abwesendes Aufsichtsratsmitglied innerhalb der Frist widersprochen hat.

(3) Eine Beschlussfassung des Aufsichtsrats kann auf Anordnung des Vorsitzenden auch in einer Telefon- oder Videokonferenz oder außerhalb einer Sitzung durch mündliche, fernmündliche, schriftliche oder in Textform übermittelte Stimmabgaben erfolgen. Ein Recht zum Widerspruch gegen die vom Vorsitzenden angeordnete Form der Beschlussfassung besteht nicht. Solche Beschlüsse werden vom Vorsitzenden schriftlich festgestellt und allen Mitgliedern zugeleitet.

(4) Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält. Mitglieder, die durch Telefon- oder Videokonferenz zugeschaltet sind, gelten als anwesend. Abwesende Mitglieder können an der Beschlussfassung teilnehmen, indem sie

schriftliche oder durch Telefax übermittelte Stimmabgabe durch ein anderes Mitglied überreichen lassen.

(5) Die Beschlüsse werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit nicht gesetzlich eine andere Mehrheit zwingend vorgeschrieben ist. Ergibt eine Abstimmung im Aufsichtsrat Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand, wenn auch sie Stimmengleichheit ergibt, der Vorsitzende zwei Stimmen. Absatz 4 Satz 3 ist auch auf die Abgabe der zweiten Stimme anzuwenden. Dem Stellvertreter steht die zweite Stimme nicht zu. Der Vorsitzende entscheidet bei Stimmengleichheit, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(6) Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Gegenstände der Tagesordnung auf höchstens vier Wochen vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Aktionäre und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung ist der Vorsitzende nicht befugt.

(7) Über die Verhandlungen und Beschlüsse des Aufsichtsrats sind Niederschriften zu fertigen, vom Vorsitzenden zu unterzeichnen und jedem Aufsichtsratsmitglied zuzuleiten.

§ 13
Ausschüsse

(1) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG bezeichneten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter und zwei weitere Mitglieder angehören, von denen je eines von den Aufsichtsratsmitgliedern der Arbeitnehmer und der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewählt wird.

(2) Der Aufsichtsrat kann weitere Ausschüsse bilden und aus seiner Mitte besetzen. Den Ausschüssen können, soweit gesetzlich zulässig, Entscheidungsbefugnisse des Aufsichtsrats übertragen werden.

(3) Der Ausschuss kann aus seiner Mitte einen Vorsitzenden wählen, wenn nicht der Aufsichtsrat einen Vorsitzenden bestimmt. Ein Ausschuss ist nur beschlussfähig, wenn die Hälfte der Mitglieder, mindestens jedoch drei Mitglieder, an der Beschlussfassung teilnehmen. Bei Stimmengleichheit im Ausschuss – ausgenommen im Ausschuss nach § 27 Abs. 3 MitbestG – hat der Ausschussvorsitzende, wenn eine erneute Abstimmung über

denselben Beschlussgegenstand wiederum eine Stimmengleichheit ergibt, zwei Stimmen. Im Übrigen kann der Aufsichtsrat Zusammensetzung, Befugnisse und Verfahren der Ausschüsse regeln. Vorbehaltlich abweichender Regelungen des Aufsichtsrats gelten die §§ 11 und 12 für die Ausschüsse entsprechend, soweit nicht der Aufsichtsrat bei Bildung des Ausschusses etwas Anderes bestimmt.

§ 14
Vergütung des Aufsichtsrats

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von 25.000 Euro (in Worten: Fünfundzwanzigtausend Euro).

(2) Der Vorsitzende des Aufsichtsrats erhält das Zweieinhalbfache, jeder Stellvertreter das Anderthalbfache der Vergütung nach Absatz 1.

(3) Mitglieder von Ausschüssen – ausgenommen der Ausschuss nach § 27 Abs. 3 MitbestG – erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,1-fache der Vergütung nach Absatz 1 für jedes Amt in einem Ausschuss. Vorsitzende von Ausschüssen erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,25-fache der Vergütung nach Absatz 1; dies gilt nicht für den Vorsitzenden des Aufsichtsrats und den Vorsitzenden des Ausschusses nach § 27 Abs. 3 MitbestG. Die Vergütungen nach diesem Absatz 3 sind jährlich nach Ablauf des Geschäftsjahres zu zahlen.

(4) Aufsichtsrats- und Ausschussmitglieder, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat oder einem Ausschuss angehört haben, erhalten eine zeitanteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrates für Sitzungen des Aufsichtsrates und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von 1.500 Euro (in Worten: eintausendfünfhundert Euro) pro Sitzung, jedoch höchstens 1.500 Euro je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis angemessene Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des

…htsrats berechtigt sind, die Umsatzsteuer der Gesellschaft gesondert in Rechnung …tellen und dieses Recht ausüben.

Die Gesellschaft kann zu Gunsten der Aufsichtsratsmitglieder eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftpflicht aus der Aufsichtsratstätigkeit abdeckt. Sie kann darüber hinaus auch eine Rechtsschutzversicherung abschließen, die die im Zusammenhang mit der Aufsichtsratstätigkeit stehenden Risiken der Rechtsverfolgung und Rechtsverteidigung der Aufsichtsratsmitglieder abdeckt.

V. Hauptversammlung

§ 15
Ort und Einberufung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 km um den Sitz der Gesellschaft statt. Sie wird, vorbehaltlich der gesetzlichen Einberufungsrechte des Aufsichtsrats und einer Aktionärsminderheit, durch den Vorstand einberufen.

(2) Die Hauptversammlung wird spätestens 30 Tage vor dem Tag einberufen, bis zu dessen Ablauf sich die Aktionäre vor der Versammlung anzumelden haben.

§ 16
Anmeldung und Berechtigungsnachweis

(1) Aktionäre, die an der Hauptversammlung teilnehmen oder ihr Stimmrecht ausüben wollen, müssen sich vor der Versammlung anmelden. Die Anmeldung muss der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse spätestens am siebten Tag vor der Versammlung zugehen. Sie bedarf der Textform und muss in deutscher oder englischer Sprache erfolgen.

(2) Die Aktionäre müssen außerdem ihre Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts nachweisen. Dazu ist ein in Textform erstellter Nachweis ihres Anteilsbesitzes durch das depotführende Kreditinstitut oder Finanzdienstleistungsinstitut ausreichend. Der Nachweis muss in deutscher oder englischer Sprache erfolgen.

§ 17
Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigten aufgrund einer schriftlichen Vollmacht ausgeübt werden. Die Gesellschaft kann in der Einberufung bestimmen, dass Vollmachten mittels elektronischer Medien oder per Telefax erteilt werden können, und die Art der Erteilung im Einzelnen regeln.

(3) Beschlüsse werden, soweit nicht zwingende gesetzliche Vorschriften entgegenstehen, mit einfacher Mehrheit der abgegebenen Stimmen und, sofern das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, mit der einfachen Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst.

§ 18
Leitung der Hauptversammlung

(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er keinen Vertreter bestimmt, wird der Leiter der Hauptversammlung von den in der Hauptversammlung anwesenden Anteilseignervertretern im Aufsichtsrat mit einfacher Stimmenmehrheit gewählt.

(2) Der Versammlungsleiter kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen. Er bestimmt Art, Form und Reihenfolge der Abstimmungen.

(3) Der Vorsitzende kann das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken. Er ist insbesondere berechtigt, zu Beginn oder während der Hauptversammlung einen zeitlich angemessenen Rahmen für den Verlauf der Hauptversammlung, für einzelne Tagesordnungspunkte oder für einzelne Redner zu setzen.

§ 19
Übertragung der Hauptversammlung

(1) Die Hauptversammlung kann teilweise oder vollständig in Ton und Bild übertragen und aufgezeichnet werden.

(2) Die näheren Einzelheiten regelt der Vorstand mit Zustimmung des Aufsichtsrats sowie während der Hauptversammlung der Versammlungsleiter.

(3) Soll eine öffentliche Übertragung erfolgen, so ist hierauf sowie auf die weiteren Einzelheiten in der Einladung zur Hauptversammlung hinzuweisen.

(4) Die Teilnahme von Mitgliedern des Aufsichtsrats an der Hauptversammlung kann im Wege der Bild- und Tonübertragung erfolgen, sofern das Aufsichtsratsmitglied seinen Wohnsitz im Ausland hat oder am Tag der Hauptversammlung wegen der Wahrnehmung eigener Dienstgeschäfte oder aus sonstigen Gründen an der Teilnahme der Hauptversammlung verhindert ist. Die Entscheidung, in welcher Weise eine Bild- und Tonübertragung erfolgt, trifft der Vorsitzende des Aufsichtsrats.

VI. Jahresabschluss, Gewinnverwendung, ordentliche Hauptversammlung

§ 20
Jahresabschluss

(1) Der Vorstand hat für das vergangene Geschäftsjahr den Jahresabschluss und den Lagebericht sowie den Konzernabschluss und den Konzernlagebericht innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich nach der Aufstellung dem Aufsichtsrat und dem Abschlussprüfer vorzulegen. Zugleich hat der Vorstand dem Aufsichtsrat einen Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals übersteigen oder nach der Einstellung übersteigen würden.

§ 21
Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats und über die Verwendung des Bilanzgewinns für das vorausgegangene Geschäftsjahr sowie über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

VII. Gründungskosten

§ 22
Gründungskosten

(1) Die mit der Urkunde zur Gründung der Gesellschaft in der Rechtsform der GmbH und deren Durchführung verbundenen Kosten (Notar-, Gerichts- und Veröffentlichungskosten) sowie die Kosten, die mit der Neubestellung der Geschäftsführung verbunden waren (Notar-, Gerichts- und Veröffentlichungskosten) hat die Gesellschaft bis zu einem Betrag von 2.000 Euro (in Worten: zweitausend Euro) getragen.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten und Steuern bis zu einem Betrag von insgesamt 90.000 Euro (in Worten: neunzigtausend Euro) trägt die Gesellschaft.

5

Demag Cranes AG
Ruhrstraße 38
58300 Wetter (Ruhr)
AG Hagen HRB 7364

An die
Bundesanstalt für Finanzdienstleistungsaufsicht
Lurgiallee 12
60439 Frankfurt am Main

Ermächtigung zum Erwerb eigener Aktien;
Anzeige gemäß § 71 Abs. 3 Satz 3 AktG

Wetter, 22. Mai 2006

Sehr geehrte Damen und Herren,

die Hauptversammlung unserer Gesellschaft hat am 18. Mai 2006 die Gesellschaft zum Erwerb eigener Aktien gemäß § 71 Abs. 1 Nr. 8 AktG ermächtigt.

Anbei erhalten Sie den entsprechenden Auszug aus der notariellen Niederschrift der Hauptversammlung.

Mit freundlichen Grüßen

Demag Cranes AG

Der Vorstand

(Doos) (Kießling)

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) Demag Cranes AG b) Wetter c) die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.	11.602.800,00 EUR	a) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten. b) Vorstand: Joos, Harald Joachim, Berlin, *26.05.1952 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen. Vorstand: Kießling, Dirk, Wetter, *15.12.1964 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Aktiengesellschaft b) Entstanden durch Umwandlung im Wege des Formwechsels der DCC HoldCo 3 (drei) GmbH, Wetter (Amtsgericht Hagen, HRB 5548) nach Maßgabe des Beschlusses der Gesellschafterversammlung vom 28.04.2006.	a) 11.05.2006 Fischer b) Beschluss, Bl. 205 ff. Sd.-Bd.; Satzung, Bl. 227 ff. Sd.-Bd.
2				Gesamtprokura gemeinsam mit einem Vorstandsmitglied mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen: Hildebrandt, Jochen, Würselen, *20.11.1962 Jörihsen, Ulrich, Essen, *06.07.1961		a) 31.05.2006 Ousiou b) Prokuristen von Amts wegen nachträglich ergänzt.
3		21.172.993,00 EUR			a) Die Hauptversammlung vom 18.05.2006 hat die Erhöhung des Grundkapitals um EUR 9.570.193 auf EUR 21.172.993 und die Änderung der Satzung in § 4 (Grundkapital und Aktien) beschlossen. Die Kapitalerhöhung ist durchgeführt. Außerdem hat die Hauptversammlung § 4 der Satzung ergänzt (Genehmigtes Kapital). b) Die Gesellschaft hat am 18.05.2006 im Wege der Nachgründung einen Vertrag über die Einbringung von Geschäftsanteilen mit der Gottwald Luxembourg 2 (b) S.à r.l. in Luxembourg (Registre de Commerce et des Sociétés Luxembourg, B 88869) und der Gottwald Management Beteiligungs GmbH & Co. KG in Düsseldorf (Amtsgericht Düsseldorf, HR A 17000) geschlossen. Die Hauptversammlung vom 18.05.2006 hat diesem Vertrag zugestimmt. Der Vorstand ist durch Beschluss der Hauptversammlung vom 18.05.06 ermächtigt, das Grundkapital in der Zeit bis zum 18. Mai 2011 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- und/oder Sacheinlagen	a) 01.06.2006 Ousiou b) Einbringungsvertrag Bl. 531 ff. Sd.-Bd. Beschluss Bl. 475 ff. Sd.-Bd. Satzung Bl. 598 ff. Sd.-Bd.

6

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
					einmalig oder mehrmalig um bis zu insgesamt EUR 10.586,496 zu erhöhen (Genehmigtes Kapital).	

elektronischer

Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	09. Juni 2006
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Aufsichtsrat
Veröffentlichungspflichtiger:	Demag Cranes AG, Wetter (Ruhr)
Fondsname:	
ISIN:	
Auftragsnummer:	060612000391
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

Demag Cranes AG

Wetter

Bekanntmachung gemäß § 106 AktG über einen Wechsel im Aufsichtsrat

Der Vorstand der Demag Cranes AG, Wetter, gibt bekannt:

Die Aufsichtsratsmitglieder Herr Eberhard Kuhn, Professor Heinrich Pack und Herr Werner Paschke sind mit Ablauf des 31. Mai 2006 aus dem Aufsichtsrat der Gesellschaft ausgeschieden. An ihrer Stelle sind von der Hauptversammlung der Gesellschaft mit Wirkung vom 1. Juni 2006 gewählt worden:

1. Herr Karlheinz Hornung, Mitglied des Vorstands der MAN AG, München,
2. Herr Robert J. Koehler, Vorsitzender des Vorstands der SGL Carbon AG, Wiesbaden,
3. Herr Burkhard Schuchmann, Kaufmann, Lüdenscheid.

Wetter, den 2. Juni 2006

Demag Cranes AG

Der Vorstand

DEMAG
CRANES AG

Demag Cranes AG · Postfach 67 · 58286 Wetter · Germany

An das
Amtsgericht Hagen
- Handelsregister -
Heinitzstraße 42

Vorstand
Harald J. Joos
Vorsitzender

Tel. +49 (0)211 7102 1000
Fax +49 (0)211 7102 1001

20.06.2006

In der Handelsregistersache

Demag Cranes AG
HRB 7364

überreichen wir einen Ausdruck der im elektronischen Bundesanzeiger am 9. Juni 2006 bekannt gemachten Änderung der Besetzung unseres Aufsichtsrates gemäß § 106 AktG. Darüber hinaus weisen wir zusätzlich auf die Veröffentlichung im elektronischen Bundesanzeiger unter www.ebundesanzeiger.de hin.

Wetter (Ruhr), 20.06.2006

Freundliche Grüße
Demag Cranes AG

Harald J. Joos **ppa. Ulrich Jörihsen**

elektronischer
Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	09. Juni 2006
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Aufsichtsrat
Veröffentlichungspflichtiger:	Demag Cranes AG, Wetter (Ruhr)
Fondsname:	
ISIN:	
Auftragsnummer:	060612000391
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig.**

Demag Cranes AG

Wetter

Bekanntmachung gemäß § 106 AktG über einen Wechsel im Aufsichtsrat

Der Vorstand der Demag Cranes AG, Wetter, gibt bekannt:

Die Aufsichtsratsmitglieder Herr Eberhard Kuhn, Professor Heinrich Pack und Herr Werner Paschke sind mit Ablauf des 31. Mai 2006 aus dem Aufsichtsrat der Gesellschaft ausgeschieden. An ihrer Stelle sind von der Hauptversammlung der Gesellschaft mit Wirkung vom 1. Juni 2006 gewählt worden:

1. Herr Karlheinz Hornung, Mitglied des Vorstands der MAN AG, München,
2. Herr Robert J. Koehler, Vorsitzender des Vorstands der SGL Carbon AG, Wiesbaden,
3. Herr Burkhard Schuchmann, Kaufmann, Lüdenscheid.

Wetter, den 2. Juni 2006

Demag Cranes AG

Der Vorstand

Für Demag Cranes AG veröffentlicht am 09. Juni 2006.
Auftragsnummer: 060612000391

elektronischer

Bundesanzeiger

q

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	22. Juni 2006
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Beteiligungsbekanntmachung
Veröffentlichungspflichtiger:	Demag Cranes AG, Wetter (Ruhr)
Fondsname:	
ISIN:	
Auftragsnummer:	060612001382
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

DEMAG CRANES AG

Demag Cranes AG

Wetter

Bekanntmachung gemäß § 20 Abs. 6 AktG

Die Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, hat uns gemäß § 20 Abs. 1 und Abs. 3 AktG mitgeteilt, dass ihr mehr als der vierte Teil der Aktien unserer Gesellschaft gehört.

Die DCC Luxembourg 2 S.à r.l., Luxemburg, hat uns gemäß § 20 Abs. 5 AktG mitgeteilt, dass die Mehrheitsbeteiligung an unserer Gesellschaft nicht mehr besteht. Sie hat uns ferner gemäß § 20 Abs. 1 AktG mitgeteilt, dass ihr mehr als der vierte Teil der Aktien unserer Gesellschaft gehört.

Die Stabilus B.V., Amsterdam, hat uns gemäß § 20 Abs. 5 AktG mitgeteilt, dass die mittelbare Mehrheitsbeteiligung an unserer Gesellschaft nicht mehr besteht. Sie hat uns ferner gemäß § 20 Abs. 1 i.V.m. § 16 Abs. 4 AktG mitgeteilt, dass ihr mittelbar kraft Zurechnung mehr als der vierte Teil der Aktien unserer Gesellschaft gehört.

Wetter, im Juni 2006

Demag Cranes AG

Der Vorstand

Für Demag Cranes AG veröffentlicht am 22. Juni 2006.
Auftragsnummer: 060612001382

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
JOOS, Harald Joachim	26. Mai 1952

Anschrift[3]
Ruhrstraße 28, 58300 Wetter (Ruhr)

Ansprechpartner/Rufnummer[4]
0211 / 7102 1001

2. Grund der Mitteilungspflicht

2a) ☒ *Person mit Führungsaufgaben*[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ *natürliche Person in enger Beziehung* (auch 2e ausfüllen)[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ *juristische Person, Gesellschaft oder Einrichtung in enger Beziehung*[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10]
Demag Cranes AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Ruhrstraße 28, 58300 Wetter

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
JOOS, Harald Joachim	26. Juni 2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE 000 DCAG01 0	Aktie

Bezeichnung des Derivates *(nur bei Geschäften in Derivaten)*

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort[23]
Kauf	23. Juni 2006	außerbörslich
Preis [24]	Währung[25]	Stückzahl[26]
22,--	EUR	6.818
		Geschäftsvolumen[27]
		149.996,--

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

[signature] 26.6.06

Datum / Unterschrift

B

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
KIEßLING, Dirk	15. Dezember 1964

Anschrift[3]
Ruhrstraße 28, 58300 Wetter (Ruhr)

Ansprechpartner/Rufnummer[4]
0211 / 7102 1001

2. Grund der Mitteilungspflicht

2a) ☒ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ natürliche Person in enger Beziehung *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname		Geburtsdatum
Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname			Geburtsdatum
Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10]
Demag Cranes AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Ruhrstraße 28, 58300 Wetter

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
KIEßLING, Dirk	26. Juni 2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE 000 DCAG01 0	Aktie

Bezeichnung des Derivates *(nur bei Geschäften in Derivaten)*

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort[23]
Kauf	23. Juni 2006	außerbörslich
Preis [24]	Währung[25]	Stückzahl[26]
22,--	EUR	4.545
		Geschäftsvolumen[27]
		99.990,--

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

26.06.2006

Datum, Unterschrift

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Domino GmbH	

Anschrift[3]
Ostpreußenstraße 34, 63654 Büdingen

Ansprechpartner/Rufnummer[4]
Dr. Horst Heidsieck, Tel. 06042-953 699

2. Grund der Mitteilungspflicht

2a) ☐ ***Person mit Führungsaufgaben***[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ ***natürliche Person in enger Beziehung*** *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☒ ***juristische Person, Gesellschaft oder Einrichtung in enger Beziehung***[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☒
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum
Heidsieck, Dr. Horst	16. Juli 1947

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name [10]
Demag Cranes AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Ruhrstraße 28, 58300 Wetter

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Domino GmbH	26. Juni 2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE 000 DCAG01 0	Aktie

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort[23]
Kauf	23. Juni 2006	außerbörslich
Preis [24]	Währung[25]	Stückzahl[26]
22,--	EUR	2.272
		Geschäftsvolumen[27]
		49.984,--

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

24 Jun 2006 [signature]

Datum, Unterschrift

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
KOEHLER, Robert J.	12. Januar 1949

Anschrift[3]
c/o SGL CARBON AG, Rheingaustraße 182, 65203 Wiesbaden

Ansprechpartner/Rufnummer[4]
0611 / 6029 200

2. Grund der Mitteilungspflicht

2a) ☒ ***Person mit Führungsaufgaben***[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ ***natürliche Person in enger Beziehung*** *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ ***juristische Person, Gesellschaft oder Einrichtung in enger Beziehung***[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name [10]
Demag Cranes AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Ruhrstraße 28, 58300 Wetter

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
KOEHLER, Robert J.	26. Juni 2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE 000 DCAG01 0	Aktie

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort[23]
Kauf	23. Juni 2006	außerbörslich
Preis [24]	**Währung[25]**	**Stückzahl[26]**
22,--	EUR	454
		Geschäftsvolumen[27]
		9.988,--

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

26.6.06 [signature]

Datum, Unterschrift

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
SCHUCHMANN, Burkhard	27. Juni 1942

Anschrift[3]
Philippstraße 15, 58511 Lüdenscheidt

Ansprechpartner/Rufnummer[4]
02351 / 22864

2. Grund der Mitteilungspflicht

2a) ☒ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ	Mitglied Verwaltungs - oder Aufsichtsorgan	Persönlich haftender Gesellschafter
	☐	☒	☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ natürliche Person in enger Beziehung *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner	Verwandte
	☐	unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner	Verwandte
	☐	unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ	Mitglied Verwaltungs - oder Aufsichtsorgan	Persönlich haftender Gesellschafter
	☐	☐	☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10]
Demag Cranes AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Ruhrstraße 28, 58300 Wetter

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
SCHUCHMANN, Burkhard	26. Juni 2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE 000 DCAG01 0	Aktie

Bezeichnung des Derivates *(nur bei Geschäften in Derivaten)*

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort[23]
Kauf	23. Juni 2006	außerbörslich
Preis [24]	**Währung[25]**	**Stückzahl[26]**
22,--	EUR	4.545
		Geschäftsvolumen[27]
		99.990,--

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

26.6.2006 [signature]

Datum, Unterschrift

F

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
HORNUNG, Karlheinz	24. Dezember 1950

Anschrift[3]
MAN Aktiengesellschaft, Ungererstraße 69, 80805 München

Ansprechpartner/Rufnummer[4]
089 / 36098 420

2. Grund der Mitteilungspflicht

2a) ☒ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ natürliche Person in enger Beziehung (auch 2e ausfüllen)[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft* oder *Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name [10]
Demag Cranes AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Ruhrstraße 28, 58300 Wetter

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
HORNUNG, Karlheinz	26. Juni 2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE 000 DCAG01 0	Aktie

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort[23]
Kauf	23. Juni 2006	außerbörslich
Preis [24]	Währung[25]	Stückzahl[26]
22,--	EUR	1.363
		Geschäftsvolumen[27]
		29.986,--

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

München 26. 6. 06 [signature]

Datum, Unterschrift

Frankfurter Allgemeine Zeitung

DEMAG CRANES AG

Freitag, 7. Juli 2006, Nr. 155 / Seite 17

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die nachstehend aufgeführten Unternehmen haben uns gemäß § 21 Abs. 1 a WpHG ihre Stimmrechtsanteile an unserer Gesellschaft am 16. Juni 2006, dem Tag der erstmaligen Zulassung der Demag Cranes AG zum amtlichen Handel an der Frankfurter Wertpapierbörse, mitgeteilt:

1. Der DCC Management Beteiligungs GmbH & Co. KG, Düsseldorf, standen am 16. Juni 2006 mehr als 5 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der DCC Management Beteiligungs GmbH & Co. KG belief sich auf 8,0 %. Dies entspricht 1.696.000 Stimmen.
2. Der DCC Luxembourg 2 S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der DCC Luxembourg S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %), die gemäß § 21 Abs. 1, Abs. 1 a WpHG zu melden waren, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der DCC Luxembourg 2 S.à r.l. gemäß § 22 Abs. 2 WpHG zugerechnet wurden.
3. Der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Gottwald Luxembourg 2 (b) S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 8.906.883 Stimmrechte (42,1 %), die gemäß § 21 Abs. 1, Abs. 1 a WpHG zu melden waren, sowie 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Gottwald Luxembourg 2 (b) S.à r.l. gemäß § 22 Abs. 2 WpHG zugerechnet wurden.
4. Der Stabilus B.V., Amsterdam, Niederlande, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Stabilus B.V. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Stabilus B.V. gemäß § 22 Abs. 1 Nr. 1 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Stabilus B.V. gemäß § 22 Abs. 2 WpHG zugerechnet wurden.
5. Der Stabilus Luxembourg 2 (d) S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Stabilus Luxembourg 2 (d) S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Stabilus Luxembourg 2 (d) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Stabilus Luxembourg 2 (d) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
6. Der Demag Investments S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Demag Investments S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Demag Investments S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Demag Investments S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
7. Der Demag Holding S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Demag Holding S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Demag Holding S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Demag Holding S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
8. Der SR Portfolio Holding (C) S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der SR Portfolio Holding (C) S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der SR Portfolio Holding (C) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der SR Portfolio Holding (C) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
9. Der SR Portfolio Holding (B) S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der SR Portfolio Holding (B) S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der SR Portfolio Holding (B) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der SR Portfolio Holding (B) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
10. Der Sunrise Investments (European Fund) Limited Partnership, Calgary, Alberta, Kanada, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Sunrise Investments (European Fund) Limited Partnership belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Sunrise Investments (European Fund) Limited Partnership gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Sunrise Investments (European Fund) Limited Partnership gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
11. Der KKR Investments Cayman Limited, George Town, Cayman Islands, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der KKR Investments Cayman Limited belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der KKR Investments Cayman Limited gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der KKR Investments Cayman Limited gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
12. Der KKR Europe Limited, George Town, Cayman Islands, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der KKR Europe Limited belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der KKR Europe Limited gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der KKR Europe Limited gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.

Die nachfolgend aufgeführten Unternehmen haben uns gemäß § 21 Abs. 1 WpHG mitgeteilt:

1. Der Stimmrechtsanteil der DCC Luxembourg 2 S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %.
2. Der Stimmrechtsanteil der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 0 %. Die Gottwald Luxembourg 2 (b) S.à r.l. hält keine Aktien an der Demag Cranes AG mehr.
3. Der Stimmrechtsanteil der Stabilus B.V., Amsterdam, Niederlande, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Stabilus B.V. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
4. Der Stimmrechtsanteil der Stabilus Luxembourg 2 (d) S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Stabilus Luxembourg 2 (d) S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
5. Der Stimmrechtsanteil der Demag Investments S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Demag Investments S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
6. Der Stimmrechtsanteil der Demag Holding S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Demag Holding S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
7. Der Stimmrechtsanteil der SR Portfolio Holding (C) S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der SR Portfolio Holding (C) S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
8. Der Stimmrechtsanteil der SR Portfolio Holding (B) S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der SR Portfolio Holding (B) S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
9. Der Stimmrechtsanteil der Sunrise Investments (European Fund) Limited Partnership, Calgary, Alberta, Kanada, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Sunrise Investments (European Fund) Limited Partnership 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
10. Der Stimmrechtsanteil der KKR Investments Cayman Limited, George Town, Cayman Islands, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der KKR Investments Cayman Limited 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
11. Der Stimmrechtsanteil der KKR Europe Limited, George Town, Cayman Islands, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der KKR Europe Limited 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.

Demag Cranes AG

Der Vorstand

Finanzierung, Aktienemissionen (IPO) / Börsengang der Demag Cranes AG zu einem Verkaufspreis von 22,00 Euro pro Aktie

[22.06.2006 - 18:34]

12

Ad hoc-Mitteilung übermittelt durch euro adhoc. Für den Inhalt ist der Emittent verantwortlich.

22.06.2006

• Verkaufsvolumen beträgt 235,4 Millionen Euro (rund 270,7 Millionen Euro bei vollständiger Ausübung der Greenshoe-Option) • Streubesitz nach dem Angebot bei rund 50,5% (rund 58,1% bei vollständiger Ausübung der Greenshoe-Option)

Düsseldorf, den 22. Juni 2006 - Die im Rahmen des Börsengangs der Demag Cranes AG angebotenen Aktien wurden zu einem Verkaufspreis von 22,00 Euro pro Aktie vollständig platziert. Das Verkaufsvolumen beträgt 235,4 Millionen Euro (rund 270,7 Millionen Euro bei vollständiger Ausübung der Greenshoe-Option). Insgesamt wurden 10,7 Millionen Aktien platziert (rund 12,3 Millionen Aktien bei vollständiger Ausübung der Greenshoe-Option). Der Streubesitz nach dem Angebot wird sich auf rund 50,5% belaufen (rund 58,1% bei vollständiger Ausübung der Greenshoe-Option). Erster Handelstag wird voraussichtlich der 23. Juni 2006 sein.

Wichtiger Hinweis Die in dieser Ad-hoc-Mitteilung enthaltenen Informationen sind nicht für die Publikation oder zur Veröffentlichung in den USA, Kanada, Australien oder Japan gedacht oder freigegeben. Hierin erwähnte Wertpapiere sind nicht und werden auch in Zukunft nicht gemäß den Bestimmungen des U.S. Securities Act von 1933 in der derzeit gültigen Fassung ("U.S. Securities Act") registriert. Ohne eine solche Registrierung dürfen diese Wertpapiere nicht angeboten oder verkauft werden, mit Ausnahme von Wertpapieren, die gemäß einer Ausnahme von den Registrierungserfordernissen des U.S. Securities Act angeboten und verkauft werden. Öffentliche Angebote von Wertpapieren der Demag Cranes AG in den USA dürfen nur mittels eines Prospekts gemacht werden. Ein solcher Prospekt müsste von Demag Cranes AG erhältlich sein und detaillierte Informationen über Demag Cranes AG, deren Geschäftstätigkeit sowie deren Vermögens-, Finanz- und Ertragslage enthalten.

Weder diese Ad-hoc-Mitteilung noch die darin enthaltenen Informationen stellen ein Angebot zum Verkauf oder die Einladung eines Angebots zum Kauf von Wertpapieren dar. Die im Rahmen des Börsengangs angebotenen Wertpapiere sind bereits platziert worden.

Diese Ad-hoc-Mitteilung beinhaltet kein Angebot zum Verkauf von Wertpapieren in den USA. Ohne Registrierung dürfen Wertpapiere in den USA nicht angeboten oder verkauft werden, mit Ausnahme von Wertpapieren, die gemäß einer Ausnahme von den Registrierungserfordernissen des U.S. Securities Act angeboten und verkauft werden.

Weder Geld, Wertpapiere noch eine andere Form von Gegenleistung wird ersucht. Diese und andere Formen der Gegenleistung werden im Falle einer Zusendung aufgrund der hierin enthaltenen Informationen nicht angenommen.

Ende der Mitteilung euro adhoc 22.06.2006 17:14:50

---

ots Originaltext: Demag Cranes AG
Im Internet recherchierbar: http://www.presseportal.de

Rückfragehinweis:
Ansprechpartner für Medienvertreter:
Nikolai Juchem
Tel.: +49 (0)211-7102 1019
Email: nikolai.juchem@demagcranes-ag.com

Ansprechpartner für Investoren und Analysten:
Torsten Fischer
Tel.: +49 (0)211-7102 847
Email: torsten.fischer@demagcranes-ag.com

Branche: Maschinenbau
ISIN: DE000DCAG010
WKN: DCAG01
Index: CDAX
Börsen: Frankfurter Wertpapierbörse / Zulassung beantragt: Amtlicher Markt

▲ oben

Financing, Stock Offerings (IPO) / Initial Public Offering of Demag Cranes AG at EUR 22.00 per share

[22.06.2006 - 18:34]

Disclosure announcement transmitted by euro adhoc.
The issuer is responsible for the content of this announcement.

22.06.2006

- Offer volume of EUR 235.4 million (approx. EUR 270.7 million if the Greenshoe-Option is exercised in full)
- Free float after the IPO of approx. 50.5% (approx. 58.1% if the Greenshoe-Option is exercised in full)

Dusseldorf, June 22, 2006 - The shares offered in the context of the Initial Public Offering of Demag Cranes AG have been fully placed at an offer price of EUR 22.00 per share. The offer volume was EUR 235.4 million (approx. EUR 270.7 million if the Greenshoe-Option is exercised in full). In total, 10.7 million shares were placed in the offering (approx. 12.3 million shares if the Greenshoe-Option is exercised in full). After the IPO, the free float will account for approx. 50.5% (approx. 58.1% if the Greenshoe-Option is exercised in full). Trading in the shares is expected to commence on June 23, 2006.

Important Notice The information contained in this ad hoc-disclosure statement is not for publication or distribution to persons in the United States, Canada, Australia or Japan. Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom. Any public offering of securities of Demag Cranes AG to be made in the United States would have to be made by means of a prospectus that would be obtainable from Demag Cranes and would contain detailed information about the issuer of the securities and its management, as well as financial statements.

Neither this ad hoc-disclosure statement nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities. The securities offered in connection with the initial public offering have already been placed.

This ad hoc-disclosure statement does not contain an offer of securities for sale in the United States; the securities may not be offered or sold in the United States absent registration or an exemption from registration.

No money, securities, or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

end of announcement euro adhoc 22.06.2006 17:18:31

---

ots Originaltext: Demag Cranes AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
For further information, please contact
Media enquiries:
Nikolai Juchem
Tel.: +49 (0)211-7102 1019
Email: nikolai.juchem@demagcranes-ag.com

Investors and analysts:
Torsten Fischer
Tel.: +49 (0)211-7102 847
Email: torsten.fischer@demagcranes-ag.com

Branche: Machine Manufacturing
ISIN: DE000DCAG010
WKN: DCAG01
Index: CDAX
Börsen: Frankfurter Wertpapierbörse / admission applied: official dealing

▲ oben

Finanzierung, Aktienemissionen (IPO) / Neue Angebotsbedingungen für den Börsengang der Demag Cranes AG

[19.06.2006 - 19:53]

Ad hoc-Mitteilung übermittelt durch euro adhoc. Für den Inhalt ist der Emittent verantwortlich.

13

19.06.2006

• Aktien werden zu einem Preis von 22,00 Euro pro Aktie angeboten • 10,7 Mio. Aktien Verkaufsvolumen und "Greenshoe-Option" von rund 1,6 Mio. Aktien • Angebotsfrist voraussichtlich bis zum 22. Juni 2006 verlängert

Düsseldorf, den 19. Juni 2006 - In Anbetracht des schwierigen Marktumfelds haben die abgebenden Aktionäre gemeinsam mit den Globalen Koordinatoren beschlossen, die Angebotsbedingungen für den Börsengang der Demag Cranes AG wie folgt zu ändern:

Der Preis, zu dem Kaufangebote abgegeben werden können, wird von einer Spanne auf einen Fixpreis von 22,00 Euro pro Aktie geändert. Das Verkaufsvolumen wird auf 10,7 Mio. Aktien reduziert (rund 12,3 Mio. Aktien inklusive der Greenshoe-Option). In diesem Zusammenhang wird die Angebotsfrist verlängert und endet nunmehr voraussichtlich am 22. Juni 2006 um 12:00 Uhr (MEZ) für Privatanleger und um 14:00 Uhr (MEZ) für institutionelle Investoren.

Aufgrund der vorgenannten Änderungen ist die Notierungsaufnahme nunmehr für den 23. Juni 2006 geplant. Die Lieferung der Aktien gegen Zahlung des Kaufpreises ist für den 27. Juni 2006 vorgesehen.

Die Angebotsänderungen verstehen sich vorbehaltlich der Billigung eines Nachtrags zum Prospekt vom 6. Juni 2006 durch die Bundesanstalt für Finanzdienstleistungsaufsicht.

Wichtiger Hinweis

Die in dieser Ad-hoc-Mitteilung enthaltenen Informationen sind nicht für die Publikation oder zur Veröffentlichung in den USA, Kanada, Australien oder Japan gedacht oder freigegeben. Hierin erwähnte Wertpapiere sind nicht und werden auch in Zukunft nicht gemäß den Bestimmungen des U.S. Securities Act von 1933 in der derzeit gültigen Fassung ("U.S. Securities Act") registriert. Ohne eine solche Registrierung dürfen diese Wertpapiere nicht angeboten oder verkauft werden, mit Ausnahme von Wertpapieren, die gemäß einer Ausnahme von den Registrierungserfordernissen des U.S. Securities Act angeboten und verkauft werden. Öffentliche Angebote von Wertpapieren der Demag Cranes AG in den USA dürfen nur mittels eines Prospekts gemacht werden. Ein solcher Prospekt müsste von Demag Cranes AG erhältlich sein und detaillierte Informationen über Demag Cranes AG, deren Geschäftstätigkeit sowie deren Vermögens-, Finanz- und Ertragslage enthalten.

Weder diese Ad-hoc-Mitteilung noch die darin enthaltenen Informationen stellen ein Angebot zum Verkauf oder die Einladung eines Angebots zum Kauf von Wertpapieren dar.

Diese Ad-hoc-Mitteilung beinhaltet kein Angebot zum Verkauf von Wertpapieren in den USA. Ohne Registrierung dürfen Wertpapiere in den USA nicht angeboten oder verkauft werden, mit Ausnahme von Wertpapieren, die gemäß einer Ausnahme von den Registrierungserfordernissen des U.S. Securities Act angeboten und verkauft werden.

Weder Geld, Wertpapiere noch eine andere Form von Gegenleistung wird ersucht. Diese und andere Formen der Gegenleistung werden im Falle einer Zusendung aufgrund der hierin enthaltenen Informationen nicht angenommen.

Ende der Mitteilung euro adhoc 19.06.2006 19:20:36

---

ots Originaltext: Demag Cranes AG
Im Internet recherchierbar: http://www.presseportal.de

Rückfragehinweis:
Ansprechpartner für Medienvertreter:
Nikolai Juchem
Tel.: +49 (0)211-7102 1019
Email: nikolai.juchem@demagcranes-ag.com
Ansprechpartner für Investoren und Analysten:
Torsten Fischer
Tel.: +49 (0)211-7102 847
Email: torsten.fischer@demagcranes-ag.com

Branche: Maschinenbau
ISIN: DE000DCAG010
WKN: DCAG01
Index: CDAX
Börsen: Frankfurter Wertpapierbörse / Zulassung beantragt: Amtlicher Markt

▲ oben

Financing, Stock Offerings (IPO) / New Offer Terms for the Initial Public Offering of Demag Cranes AG

[19.06.2006 - 19:59]

19.06.2006

• Shares offered at EUR 22.00 per share • Offer volume of 10.7 million shares and Greenshoe Option of approx. 1.6 million shares • Offer period extended and expected to end on June 22, 2006

Dusseldorf, June 19, 2006 - Given the challenging market environment, the Selling Shareholders, together with the Global Coordinators, have decided to change the offer terms for the Initial Public Offering of Demag Cranes AG. The revised terms are as follows:

The price at which orders can be submitted has been changed from a range to a fixed price of EUR 22.00 per share. The offer size has been reduced to 10.7 million shares (approx. 12.3 million shares including the Greenshoe Option). In this context the offer period has been extended and is expected to end on June 22, 2006 at 12:00 pm (CET) for retail investors and 2:00 pm (CET) for institutional investors.

As a consequence, the first trading day is expected to be June 23, 2006 with settlement expected on June 27, 2006.

The revised offer terms are subject to the approval by the Bundesanstalt für Finanzdienstleistungsaufsicht of a supplement to the prospectus dated June 6, 2006.

Important Notice The information contained in this ad hoc-disclosure statement is not for publication or distribution to persons in the United States, Canada, Australia or Japan. Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom. Any public offering of securities of Demag Cranes AG to be made in the United States would have to be made by means of a prospectus that would be obtainable from Demag Cranes and would contain detailed information about the issuer of the securities and its management, as well as financial statements. Neither this ad hoc-disclosure statement nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities This ad hoc-disclosure statement does not contain an offer of securities for sale in the United States; the securities may not be offered or sold in the United States absent registration or an exemption from registration. No money, securities, or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

end of announcement euro adhoc 19.06.2006 19:26:31

ots Originaltext: Demag Cranes AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
Media enquiries:
Nikolai Juchem
Tel.: +49 (0)211-7102 1019
Email: nikolai.juchem@demagcranes-ag.com

Investors and analysts:
Torsten Fischer
Tel.: +49 (0)211-7102 847
Email: torsten.fischer@demagcranes-ag.com

Branche: Machine Manufacturing
ISIN: DE000DCAG010
WKN: DCAG01
Index: CDAX
Börsen: Frankfurter Wertpapierbörse / admission applied: official dealing

▲ oben

FAZ
7. Juni 2006

14

DEMAG
CRANES AG

Demag Cranes AG
Wetter

Verkaufsangebot

und zugleich

Bekanntmachung gemäß § 14 Abs. 3 Satz 2 des Wertpapierprospektgesetzes über die Veröffentlichung des Wertpapierprospekts vom 6. Juni 2006

für das öffentliche Angebot

von

bis zu 13.000.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionäre

und von

bis zu 1.950.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf eine eventuelle Mehrzuteilung

sowie

für die Zulassung zum Börsenhandel im amtlichen Markt an der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse

von

21.172.993 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
(gesamtes Grundkapital)

– jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von € 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005 –

der

Demag Cranes AG
Wetter

International Securities Identification Number (ISIN): DE 000 DCAG01 0
Wertpapier-Kenn-Nummer (WKN): DCAG01
Common Code: 025582756

Verkaufsangebot für das öffentliche Angebot

Dieses Verkaufsangebot umfasst insgesamt bis zu 13.000.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Demag Cranes AG mit einem derzeitigen anteiligen Betrag am Grundkapital von € 1,00 je Stückaktie, und zwar bis zu 4.093.117 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. und bis zu 8.906.883 Aktien aus dem Eigentum der Gottwald Luxembourg 2(b) S.à r.l. (im Folgenden zusammen die „abgebenden Aktionäre"). Zudem können Mehrzuteilungen von bis zu 1.950.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. vorgenommen werden (verbunden mit einer so genannten Greenshoe-Option) (jeweils „Angebotene Aktie" bzw. insgesamt die „Angebotenen Aktien"). Alle Angebotenen Aktien sind ab dem 1. Oktober 2005 voll gewinnanteilberechtigt.

Unter Führung der Goldman Sachs International und der Lehman Brothers International (Europe) als Globale Koordinatoren und Joint Bookrunners werden die Angebotenen Aktien von den nachfolgend aufgeführten Banken im Rahmen (i) eines öffentlichen Angebots in der Bundesrepublik Deutschland und (ii) einer Privatplatzierung außerhalb der Bundesrepublik Deutschland angeboten. In den Vereinigten Staaten von Amerika erfolgt eine Platzierung an qualifizierte institutionelle Anleger gemäß Rule 144A des United States Securities Act von 1933 in der derzeit gültigen Fassung („Securities Act") (mit Ausnahme der bevorrechtigten Zuteilung an eine Kommanditgesellschaft, die von Kohlberg Kravis Roberts & Co. L.P. im Interesse ihrer Führungskräfte und Mitarbeiter und der Führungskräfte und Mitarbeiter bestimmter assoziierter (affiliated) Gesellschaften und Personen gegründet worden ist, im Rahmen derer die Aktien gemäß einer anderen Ausnahme von den Registrierungserfordernissen des Securities Act privat platziert werden).

Interessierte Anleger haben die Möglichkeit, in der Zeit

vom 7. Juni 2006 bis zum 19. Juni 2006

Kaufangebote bei den Niederlassungen der nachstehend aufgeführten Banken abzugeben:

Goldman Sachs International	**Lehman Brothers International (Europe)**
Commerzbank Aktiengesellschaft	**Bayerische Hypo- und Vereinsbank AG**
CALYON	**WestLB AG**

Die Angebotsfrist endet am 19. Juni 2006 für Privatanleger um 12:00 Uhr MESZ und für institutionelle Anleger um 14:00 Uhr MESZ.

Die Preisspanne, innerhalb derer Kaufangebote abgegeben werden können, beträgt

€ 26,00 bis € 31,00

je Angebotener Aktie.

Die Kaufangebote können mit einem Preislimit innerhalb dieses Rahmens versehen werden. Der endgültige Kaufpreis, zu dem der Erwerb der an Anleger zugeteilten Angebotenen Aktien einheitlich abgerechnet wird, wird auf Basis der bis zum Ende der Angebotsfrist eingegangenen Kaufaufträge mit Hilfe des im Bookbuilding-Verfahren erstellten Orderbuchs von den abgebenden Aktionären nach Beratung mit den Globalen Koordinatoren voraussichtlich am 19. Juni 2006 abends festgelegt. Der Kaufpreis wird im unmittelbaren Anschluss an die Festlegung im Wege einer Ad-hoc-Mitteilung über ein elektronisch betriebenes Informationssystem und unter der Internetadresse der Demag Cranes AG sowie voraussichtlich am 21. Juni 2006 durch Bekanntmachung in der Frankfurter Allgemeine Zeitung veröffentlicht werden. Anleger, die ihr Kaufangebot über eine Konsortialbank erteilt haben, können den Kaufpreis sowie die Anzahl der ihnen jeweils zugeteilten Angebotenen Aktien voraussichtlich nach der ersten vorgenannten Veröffentlichung bzw. ab dem 20. Juni 2006 bei dieser Konsortialbank erfragen. Sonstigen Anlegern werden diese Informationen von den Instituten mitgeteilt, bei denen sie ihren Zeichnungsauftrag erteilt haben.

Kaufangebote werden von den oben genannten Banken freibleibend während der üblichen Schalterstunden entgegengenommen. Insbesondere für den Fall, dass das Platzierungsvolumen nicht ausreicht, um sämtliche Kaufangebote zum endgültigen Kaufpreis zu bedienen, behalten sich die Konsortialbanken vor, Kaufangebote nicht oder nur teilweise anzunehmen. Ein Kaufvertrag über die Angebotenen Aktien kommt mit der Zuteilung an den jeweiligen Anleger zustande.

Die abgebenden Aktionäre behalten sich vor, nach Beratung mit den Globalen Koordinatoren die Anzahl der Angebotenen Aktien zu erhöhen oder zu verringern, die obere und/oder untere Begrenzung der Preisspanne zu ermäßigen oder zu erhöhen und/oder den Angebotszeitraum zu verlängern oder zu verkürzen. Die Veränderungen der Anzahl der Angebotenen Aktien oder der Preisspanne oder die Verlängerung oder Verkürzung des Angebotszeitraums führen nicht zur Ungültigkeit bereits abgegebener Kaufangebote. Sofern von der Möglichkeit, die Angebotsbedingungen zu ändern, Gebrauch gemacht wird, wird die Änderung über elektronische Medien wie Reuters oder Bloomberg, und, sofern nach dem Wertpapierhandelsgesetz und Wertpapierprospektgesetz erforderlich, als Ad-hoc-Mitteilung und als Nachtrag zu dem Prospekt vom 6. Juni 2006 veröffentlicht werden; eine individuelle Unterrichtung der Anleger, die Kaufangebote abgegeben haben, erfolgt auch in diesem Fall nicht. Anlegern, die bereits ein Kaufangebot abgegeben haben, bevor ein Nachtrag veröffentlicht wurde, wird durch das Wertpapierprospektgesetz das Recht eingeräumt, innerhalb von zwei Tagen nach der Veröffentlichung des Nachtrags ihre Kaufangebote zu widerrufen. Der Widerruf muss keine Begründung enthalten und ist in Textform gegenüber der im Nachtrag als Empfänger des Widerrufs bezeichneten Person zu erklären; zur Fristwahrung genügt die rechtzeitige Absendung. Statt eines Widerrufs besteht die Möglichkeit, bis zur Veröffentlichung des Nachtrags abgegebene Kaufangebote innerhalb von zwei Tagen nach der Veröffentlichung des Nachtrags abzuändern oder neue limitierte oder unlimitierte Kaufangebote abzugeben.

Die Konsortialbanken werden sich in einem Übernahmevertrag vorbehalten, die Durchführung des Angebots unter gewissen Umständen (unter anderem unter bestimmten Voraussetzungen bei Eintritt einer wesentlichen, für das Angebot relevanten Verschlechterung der wirtschaftlichen Situation des Demag Cranes-Konzerns oder eines Ereignisses, das auf die Finanzmärkte, in denen die Angebotenen Aktien platziert werden sollen, erhebliche negative Auswirkungen hat) bis zur Lieferung der zugeteilten Angebotenen Aktien (die „Zugeteilten Aktien") gegen Zahlung des Kaufpreises abzubrechen. Damit werden bereits erfolgte Zuteilungen unwirksam; ein Anspruch auf Lieferung besteht in diesem Fall nicht. Ansprüche wegen bereits gezahlter Zeichnungsgebühren und sonstiger im Zusammenhang mit der Zeichnung entstandener Kosten eines Anlegers richten sich allein nach dem Rechtsverhältnis zwischen dem Anleger und dem Institut, bei dem er sein Kaufangebot abgegeben hat. Anleger, die so genannte Leerverkäufe vorgenommen haben, tragen das Risiko, ihre daraus resultierende Lieferverpflichtung nicht erfüllen zu können.

Die abgebenden Aktionäre und die Konsortialbanken werden die „Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger" beachten, die am 7. Juni 2000 von der Börsensachverständigenkommission beim Bundesministerium der Finanzen herausgegeben wurden („Zuteilungsgrundsätze"). Die Zuteilung im Rahmen des Angebots an Privatanleger in Deutschland wird nach einheitlichen Kriterien für alle Konsortialbanken und ihre angeschlossenen Institute erfolgen; die Einzelheiten des Zuteilungsverfahrens werden nach Maßgabe der Zuteilungsgrundsätze veröffentlicht werden.

Der Kaufpreis für die Zugeteilten Aktien zuzüglich der üblichen Effektenprovision ist von den Erwerbern voraussichtlich am 22. Juni 2006 zu entrichten. Die Aktien werden den Aktionären auf dem von ihnen angegebenen Wertpapierdepot bei ihrer jeweiligen Depotbank gutgeschrieben. Sämtliche Aktien der Demag Cranes AG werden in einer Globalurkunde ohne Gewinnanteilscheine verbrieft werden, die bei der Clearstream Banking AG hinterlegt werden wird. Der Anspruch der Aktionäre auf Einzelverbriefung ihrer Anteile ist satzungsgemäß ausgeschlossen.

Sämtliche Aktien der Demag Cranes AG sollen zum Handel im amtlichen Markt sowie zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zugelassen werden. Der Zulassungsbeschluss der Frankfurter Wertpapierbörse für das gesamte Grundkapital der Demag Cranes AG, eingeteilt in 21.172.993 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien), wird voraussichtlich am 16. Juni 2006 gefasst. Die Aufnahme des Börsenhandels ist für den 20. Juni 2006 vorgesehen.

Weitere Einzelheiten der Aktienplatzierung (einschließlich der Hinweise in Bezug auf eine mögliche Stabilisierung sowie Einzelheiten einer bevorrechtigten Zuteilung an bestimmte Personengruppen) sind dem Wertpapierprospekt vom 6. Juni 2006 zu entnehmen.

Bekanntmachung über die Veröffentlichung und Bereithaltung des Wertpapierprospekts vom 6. Juni 2006

Der Prospekt für das vorgenannte Angebot und die Zulassung des gesamten Grundkapitals der Demag Cranes AG zum amtlichen Markt an der Frankfurter Wertpapierbörse ist von der Bundesanstalt für Finanzdienstleistungsaufsicht am 6. Juni 2006 gebilligt worden. Das Angebot, im Rahmen dessen Anleger die Möglichkeit erhalten, Kaufangebote für die Aktien der Demag Cranes AG abzugeben, beginnt am 7. Juni 2006 und endet voraussichtlich am 19. Juni 2006. Die Zulassung des gesamten Grundkapitals der Demag Cranes AG zum Handel im amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse wird voraussichtlich am 7. Juni 2006 beantragt werden. Der Zulassungsbeschluss der Frankfurter Wertpapierbörse für das gesamte Grundkapital der Demag Cranes AG wird voraussichtlich am 16. Juni 2006 gefasst. Die Aufnahme des Börsenhandels ist für den 20. Juni 2006 vorgesehen.

Der Prospekt ist gemäß § 14 Abs. 2 Nr. 3a) des Wertpapierprospektgesetzes am 6. Juni 2006 auf der Internetseite der Demag Cranes AG unter www.demagcranes-ag.com veröffentlicht worden. Gedruckte Exemplare des Prospekts sind während der üblichen Geschäftszeiten bei der Demag Cranes AG, Ruhrstraße 28, 58300 Wetter, und bei den Globalen Koordinatoren (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax: 069/7532-2800, und Lehman Brothers International (Europe), Zweigniederlassung Frankfurt, Rathenauplatz 1, 60313 Frankfurt am Main, Fax: 069/15307-7496) kostenlos erhältlich.

Wetter, Frankfurt am Main, München, Düsseldorf, Münster, London und Paris, den 7. Juni 2006

Demag Cranes AG

Goldman Sachs International	**Lehman Brothers International (Europe)**
Commerzbank Aktiengesellschaft	**Bayerische Hypo- und Vereinsbank AG**
CALYON	**WestLB AG**

Frankfurter
Allgemeine

Seite 20 / Mittwoch, 21. Juni 2006, Nr. 141

15

DEMAG
CRANES AG

Demag Cranes AG
Wetter

Änderung des Verkaufsangebots

und zugleich

Bekanntmachung gemäß § 14 Abs. 3 Satz 2 des Wertpapierprospektgesetzes über die Veröffentlichung des Nachtrags Nr. 1 vom 20. Juni 2006 zum Wertpapierprospekt vom 6. Juni 2006

für das öffentliche Angebot

von bisher

bis zu 13.000.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionäre

und von

bis zu 1.950.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf eine eventuelle Mehrzuteilung

sowie

für die Zulassung zum Börsenhandel im amtlichen Markt an der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse

von

21.172.993 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
(gesamtes Grundkapital)

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von € 1,00
und mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005

der

Demag Cranes AG
Wetter

International Securities Identification Number (ISIN): DE 000 DCAG01 0
Wertpapier-Kenn-Nummer (WKN): DCAG01
Common Code: 025582756

Die DCC Luxembourg 2 S.à r.l. und die Gottwald Luxembourg 2(b) S.à r.l. (im Folgenden zusammen die „abgebenden Aktionäre") sowie Goldman Sachs International und Lehman Brothers International (Europe) als Globale Koordinatoren haben beschlossen, die Anzahl der angebotenen Aktien zu reduzieren, die bisherige Preisspanne auf einen Fixpreis zu ändern und das Angebot wieder zu eröffnen.

Das Verkaufsangebot vom 7. Juni 2006 wird dementsprechend wie folgt geändert:

Verkaufsangebot für das öffentliche Angebot

Dieses Verkaufsangebot umfasst nach der vorgenannten Änderung nunmehr insgesamt bis zu 10.700.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Demag Cranes AG mit einem derzeitigen anteiligen Betrag am Grundkapital von € 1,00 je Stückaktie, und zwar bis zu 1.793.117 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. und bis zu 8.906.883 Aktien aus dem Eigentum der Gottwald Luxembourg 2(b) S.à r.l. Zudem können Mehrzuteilungen von bis zu 1.605.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. vorgenommen werden (verbunden mit einer so genannten Greenshoe-Option) (jeweils „Angebotene Aktie" bzw. insgesamt die „Angebotenen Aktien").

Der Preis, zu dem Kaufangebote abgegeben werden können, wird von einer Spanne auf einen Fixpreis geändert und beträgt nunmehr

€ 22,00

je Angebotener Aktie.

Die ursprüngliche Angebotsfrist lief vom 7. Juni 2006 bis zum 19. Juni 2006 (12:00 Uhr MESZ für Privatanleger und 14:00 Uhr MESZ für institutionelle Anleger). Das Angebot wird nunmehr ab Mittwoch, den 21. Juni 2006 (einschließlich), zu den geänderten Bedingungen wieder eröffnet, und die Angebotsfrist im Rahmen dieses wieder eröffneten Angebots endet nunmehr am

Donnerstag, den 22. Juni 2006,

für Privatanleger um 12:00 Uhr MESZ und für institutionelle Anleger um 14:00 Uhr MESZ. Kaufangebote, die während der ursprünglichen Angebotsfrist abgegeben wurden, werden weiterhin berücksichtigt; eventuelle Zuteilungen für diese Kaufangebote erfolgen ebenfalls zum Kaufpreis in Höhe von € 22,00. Kaufangebote können weiterhin bei den Niederlassungen der am Ende dieser Bekanntmachung aufgeführten Banken abgegeben werden.

Anlegern, die bereits ein Kaufangebot abgegeben hatten, bevor der Nachtrag Nr. 1 am 20. Juni 2006 auf der Internetseite der Gesellschaft veröffentlicht wurde, wird durch das Wertpapierprospektgesetz das Recht eingeräumt, innerhalb von zwei Werktagen nach der Veröffentlichung des Nachtrags ihre Kaufangebote zu widerrufen. Daher haben Anleger die Möglichkeit, bis einschließlich Donnerstag, den 22. Juni 2006, 24:00 Uhr MESZ, ihre während der ursprünglichen Angebotsfrist abgegebenen Kaufangebote zu widerrufen. Der Widerruf muss keine Begründung enthalten und ist in Textform gegenüber derjenigen Stelle zu erklären, bei der der betreffende Anleger seine auf den Erwerb der Angebotenen Aktien gerichtete Willenserklärung abgegeben hat.

Die Aktien der Demag Cranes AG sind am 16. Juni 2006 zum Handel im amtlichen Markt sowie zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zugelassen worden. Der Zulassungsbeschluss der Frankfurter Wertpapierbörse für das gesamte Grundkapital der Demag Cranes AG, eingeteilt in 21.172.993 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien), wurde am 16. Juni 2006 auf der Website der Deutsche Börse AG und am 17. Juni 2006 in der Frankfurter Allgemeine Zeitung veröffentlicht. Die Aufnahme des Börsenhandels ist nunmehr für den 23. Juni 2006 vorgesehen.

Anleger, die ihr Kaufangebot über eine Konsortialbank erteilt haben, können die Anzahl der ihnen jeweils zugeteilten Angebotenen Aktien voraussichtlich ab dem 23. Juni 2006 bei dieser Konsortialbank erfragen. Sonstigen Anlegern wird diese Information von den Instituten mitgeteilt, bei denen sie ihren Zeichnungsauftrag erteilt haben.

Der Kaufpreis für die zugeteilten Aktien zuzüglich der üblichen Effektenprovision ist von den Erwerbern voraussichtlich am 27. Juni 2006 zu entrichten. Die Aktien werden den Aktionären auf dem von ihnen angegebenen Wertpapierdepot bei ihrer jeweiligen Depotbank gutgeschrieben. Sämtliche Aktien der Demag Cranes AG sind in einer Globalurkunde ohne Gewinnanteilscheine verbrieft, die bei der Clearstream Banking AG hinterlegt worden ist. Der Anspruch der Aktionäre auf Einzelverbriefung ihrer Anteile ist satzungsgemäß ausgeschlossen.

Im Übrigen bleibt das Verkaufsangebot vom 7. Juni 2006 unberührt. Weitere Einzelheiten der Aktienplatzierung (einschließlich der Hinweise in Bezug auf eine mögliche Stabilisierung sowie Einzelheiten einer bevorrechtigten Zuteilung an bestimmte Personengruppen) sind dem Wertpapierprospekt vom 6. Juni 2006 und dem Nachtrag Nr. 1 vom 20. Juni 2006 zu entnehmen.

Bekanntmachung über die Veröffentlichung und Bereithaltung des Nachtrags Nr. 1 vom 20. Juni 2006 zum Wertpapierprospekt vom 6. Juni 2006

Der Nachtrag Nr. 1 zum Prospekt für das vorgenannte Angebot und die Zulassung des gesamten Grundkapitals der Demag Cranes AG zum amtlichen Markt an der Frankfurter Wertpapierbörse ist von der Bundesanstalt für Finanzdienstleistungsaufsicht am 20. Juni 2006 gebilligt worden. Der Prospekt und der Nachtrag Nr. 1 sind gemäß § 14 Abs. 2 Nr. 3a) des Wertpapierprospektgesetzes am 6. Juni 2006 bzw. 20. Juni 2006 auf der Internetseite der Demag Cranes AG unter www.demagcranes-ag.com veröffentlicht worden. Gedruckte Exemplare des Prospekts und des Nachtrags Nr. 1 sind während der üblichen Geschäftszeiten bei der Demag Cranes AG, Ruhrstraße 28, 58300 Wetter, und bei den Globalen Koordinatoren (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Fax: 069/7532-2800, und Lehman Brothers International (Europe), Zweigniederlassung Frankfurt, Rathenauplatz 1, 60313 Frankfurt am Main, Fax: 069/15307-7496) kostenlos erhältlich.

Wetter, Frankfurt am Main, München, Düsseldorf, Münster, London und Paris, den 21. Juni 2006

Demag Cranes AG

Goldman Sachs International	Lehman Brothers International (Europe)
Commerzbank Aktiengesellschaft	Bayerische Hypo- und Vereinsbank AG
CALYON	WestLB AG

16

See Wertpapierprospekt der Demag Cranes AG, dated June 6, 2006, enclosed hereto

17

See Preliminary Offering Circular, dated June 6, 2006, enclosed hereto

DEMAG
CRANES AG

18

Nachtrag Nr. 1 vom 20. Juni 2006
nach § 16 Abs. 1 Wertpapierprospektgesetz

zum bereits veröffentlichten Prospekt vom 6. Juni 2006

für das öffentliche Angebot von

bis zu 13.000.000 auf den Inhaber lautenden Stammaktien
ohne Nennbetrag (Stückaktien)
aus dem Eigentum der abgebenden Aktionäre

sowie von

bis zu 1.950.000 auf den Inhaber lautenden Stammaktien
ohne Nennbetrag (Stückaktien)
aus dem Eigentum der DCC Luxembourg 2 S.à r.l.
im Hinblick auf die eventuelle Mehrzuteilung

sowie

für die Zulassung zum Börsenhandel im amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Markts mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse von

21.172.993 auf den Inhaber lautenden Stammaktien
ohne Nennbetrag (Stückaktien)
(gesamtes Grundkapital)

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005

der

Demag Cranes AG
Wetter

International Securities Identification Number (ISIN): DE 000 DCAG01 0
Wertpapier-Kenn-Nummer (WKN): DCAG01
Common Code: 025582756

Joint Global Coordinators und Joint Bookrunners

Goldman Sachs International — **Lehman Brothers**

Co-Lead Managers

Commerzbank Corporates & Markets — **HVB Corporates & Markets**

CALYON — **WestLB AG**

Die Demag Cranes AG und Goldman Sachs International, Lehman Brothers International (Europe), die Commerzbank Aktiengesellschaft, die Bayerische Hypo- und Vereinsbank AG, CALYON sowie die WestLB AG geben folgende Änderungen im Hinblick auf den veröffentlichten Prospekt vom 6. Juni 2006 bekannt:

1. Das Angebot wird zu den nachfolgend geänderten Bedingungen wieder eröffnet.
2. Das Volumen des Angebots beläuft sich auf bis zu 10.700.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) aus dem Eigentum der abgebenden Aktionäre (bis zu 1.793.117 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. und bis zu 8.906.883 Aktien aus dem Eigentum der Gottwald Luxembourg 2 (b) S.à r.l.) sowie bis zu 1.605.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf die eventuelle Mehrzuteilung.
3. Der Preis, zu dem Kaufangebote abgegeben werden können, wird von einer Spanne auf einen Fixpreis von EUR 22 pro Angebotene Aktie geändert.
4. Die Angebotsfrist endet nunmehr am 22. Juni 2006 (12:00 Uhr MESZ für Privatanleger und 14:00 Uhr MESZ für institutionelle Anleger).
5. Die Zuteilung der Aktien erfolgt nunmehr voraussichtlich am 22. Juni 2006.
6. Die Notierungsaufnahme erfolgt nunmehr am 23. Juni 2006.
7. Die buchmäßige Lieferung der Aktien gegen Zahlung des Kaufpreises erfolgt nunmehr am 27. Juni 2006.
8. Der Prospekt ist um eine neue Rechtsstreitigkeit zu ergänzen.

Aufgrund der vorgenannten Änderungen ist der Prospekt vom 6. Juni 2006 hiermit wie folgt nachzutragen:

- Auf dem Deckblatt werden hinsichtlich der angebotenen Aktien die Angabe „13.000.000" durch die Angabe „10.700.000" und hinsichtlich einer eventuellen Mehrzuteilung die Angabe „1.950.000" durch die Angabe „1.605.000" ersetzt.
- Im Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Gegenstand des Angebots, abgebende Aktionäre*" auf Seite 10 werden die beiden Absätze wie folgt neu gefasst:

  „Bis zu 10.700.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Gesellschaft mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und zwar bis zu 1.793.117 Aktien aus dem Eigentum von DCC Luxembourg 2 S.à r.l. und bis zu 8.906.883 Aktien aus dem Eigentum von Gottwald Luxembourg 2(b) S.à r.l. (im Folgenden zusammen die „abgebenden Aktionäre") sowie bis zu 1.605.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf eine eventuelle Mehrzuteilung, jeweils mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005.

  Die bis zu 10.700.000 Aktien aus dem Eigentum der abgebenden Aktionäre sowie die bis zu 1.605.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf eine eventuelle Mehrzuteilung werden nachfolgend zusammen auch als die „Angebotenen Aktien" bezeichnet."

- Im Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Art und Frist des Angebots*" auf Seite 10 werden der erste und der zweite Satz wie folgt neu gefasst:

  „Das Angebot besteht aus einem öffentlichen Angebot der Angebotenen Aktien in der Bundesrepublik Deutschland und einer Privatplatzierung außerhalb der Bundesrepublik Deutschland vom 7. Juni bis 19. Juni 2006 (ursprüngliches Angebot) sowie vom 21. Juni bis zum 22. Juni 2006 (wieder eröffnetes Angebot) (12:00 Uhr MESZ für Privatanleger und 14:00 Uhr MESZ für institutionelle Anleger) durch die Konsortialbanken unter Führung der Globalen Koordinatoren. Die Konsortialbanken werden die Angebotenen Aktien unter den in einem Aktienübernahmevertrag, der voraussichtlich am 22. Juni 2006 abgeschlossen wird, geregelten Bedingungen übernehmen."

- Der Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Preisspanne*" auf Seite 10 wird gestrichen.

- Im Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Kaufpreis*" auf Seite 11 werden die beiden Absätze wie folgt neu gefasst:

  „Der Kaufpreis, zu dem Kaufangebote abgegeben werden können, beträgt EUR 22 pro Angebotene Aktie.

  Der Kaufpreis ist voraussichtlich am 27. Juni 2006 zu zahlen."

- Im Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Anzahl der zugeteilten Aktien*" auf Seite 11 wird der zweite Satz wie folgt neu gefasst:

  „Anleger, die ihren Kaufauftrag über eine Konsortialbank gestellt haben, können die Anzahl der ihnen zugeteilten Aktien voraussichtlich ab dem 23. Juni 2006 bei dieser Konsortialbank erfragen."

- Im Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Börsennotierung*" auf Seite 12 wird im zweiten Absatz der zweite Satz wie folgt neu gefasst:

  „Die Aufnahme des Börsenhandels ist für den 23. Juni 2006 vorgesehen."

- Im Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Lieferung und Abrechnung*" auf Seite 12 wird der Satz wie folgt neu gefasst:

  „Die buchmäßige Lieferung der Aktien durch die Clearstream Banking AG, Frankfurt am Main, gegen Zahlung des Kaufpreises erfolgt voraussichtlich am 27. Juni 2006."

- Im Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Greenshoe-Option*" auf Seite 12 werden der erste und der zweite Satz wie folgt neu gefasst:

  „Im Hinblick auf eine eventuelle Mehrzuteilung von bis zu 1.605.000 Aktien der Gesellschaft wird die DCC Luxembourg 2 S.à r.l. Goldman Sachs als Stabilisierungsmanager 1.605.000 Aktien der Gesellschaft im Wege eines unentgeltlichen Wertpapierdarlehens zur Verfügung stellen. In diesem Umfang wird sie ferner Goldman Sachs (für Rechnung der Konsortialbanken) die Option einräumen, bis zu 1.605.000 Aktien der Gesellschaft jeweils zu dem für die Angebotenen Aktien festgelegten Kaufpreis zu erwerben („Greenshoe-Option")."

- Im Abschnitt „*Zusammenfassung des Prospekts—Zusammenfassung des Angebots, voraussichtlicher Zeitplan, Zulassung zum Handel—Kosten des Angebots*" auf Seite 12 wird der Satz wie folgt neu gefasst:

  „Die Kosten des Angebots einschließlich der Provisionen der Konsortialbanken werden unter Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung der Greenshoe-Option bei einem Kaufpreis der Aktien in Höhe von EUR 22 sowie einer angenommenen vollständigen Zahlung der ermessensabhängigen Erfolgsvergütung für die Konsortialbanken voraussichtlich bis zu EUR 27,6 Mio. betragen."

- Im Abschnitt „*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot, dem Börsengang und der Aktionärsstruktur—Die Aktien der Demag Cranes AG sind bisher nicht öffentlich gehandelt worden und es besteht keine Gewähr, dass sich nach dem Angebot ein liquider Handel entwickelt oder ein solcher aufrechterhalten werden kann*" auf Seite 31 wird der zweite Satz wie folgt neu gefasst:

  „Der Kaufpreis im Rahmen des Angebots wurde von den abgebenden Aktionären nach Beratung mit den Globalen Koordinatoren festgesetzt und gibt nicht unbedingt Aufschluss über den Preis, zu dem die Aktien der Gesellschaft im Anschluss gehandelt werden."

- Im Abschnitt „*Risikofaktoren—Risiken im Zusammenhang mit dem Angebot, dem Börsengang und der Aktionärsstruktur—Die abgebenden Aktionäre könnten die Kontrolle*

über die Demag Cranes AG und ihre Geschäftstätigkeit ausüben und die Interessen der abgebenden Aktionäre könnten mit den Interessen anderer Anleger kollidieren" auf Seite 32 wird der erste Satz wie folgt neu gefasst:

„Nach Durchführung des Angebots werden die abgebenden Aktionäre zusammengenommen mindestens 38,3% (mindestens 30,8%, sofern die Greenshoe-Option vollständig ausgeübt wird) des Aktienkapitals der Gesellschaft halten."

- Im Abschnitt *„Risikofaktoren—Risiken im Zusammenhang mit dem Angebot, dem Börsengang und der Aktionärsstruktur—Wenn von den derzeitigen Aktionären eine beträchtliche Anzahl von Aktien der Demag Cranes AG nach diesem Angebot am Markt verkauft wird oder ein solcher Verkauf erwartet wird, könnte sich dies nachteilig auf den Kurs der Aktien der Demag Cranes AG auswirken*" auf Seite 32 wird der erste Satz wie folgt neu gefasst:

  „Nach Durchführung des Angebots werden die abgebenden Aktionäre zusammengenommen mindestens 38,3% (mindestens 30,8%, sofern die Greenshoe-Option vollständig ausgeübt wird) des Aktienkapitals der Gesellschaft halten."

- Im Abschnitt *„Allgemeine Informationen—Gegenstand des Prospekts*" auf Seite 34 wird der erste Absatz wie folgt neu gefasst:

  „Gegenstand dieses Prospekts für Zwecke des öffentlichen Angebots sind bis zu 10.700.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Gesellschaft mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und zwar bis zu 1.793.117 Aktien aus dem Eigentum von DCC Luxembourg 2 S.à r.l., bis zu 8.906.883 Aktien aus dem Eigentum von Gottwald Luxembourg 2(b) S.à r.l. (im Folgenden gemeinsam die „abgebenden Aktionäre") sowie bis zu 1.605.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf die eventuelle Mehrzuteilung, jeweils mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005. Die bis zu 10.700.000 Aktien aus dem Eigentum der abgebenden Aktionäre sowie die bis zu 1.605.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf die eventuelle Mehrzuteilung werden nachfolgend zusammen auch als die „Angebotenen Aktien" bezeichnet."

- Im Abschnitt *„Das Angebot*" auf Seite 38 werden die ersten beiden Absätze wie folgt neu gefasst:

  „Das Angebot („Angebot") umfasst bis zu 12.305.000 auf den Inhaber lautende Stückaktien mit einem anteiligen Betrag des Grundkapitals von jeweils EUR 1,00 und voller Gewinnanteilberechtigung ab dem 1. Oktober 2005, und zwar bis zu 10.700.000 Aktien aus dem Eigentum der abgebenden Aktionäre sowie bis zu 1.605.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. im Hinblick auf eine eventuelle Mehrzuteilung. Die bis zu 10.700.000 Aktien aus dem Eigentum der abgebenden Aktionäre sowie die im Hinblick auf eine eventuelle Mehrzuteilung im Wege eines unentgeltlichen Wertpapierdarlehens zur Verfügung gestellten bis zu 1.605.000 Aktien aus dem Eigentum der DCC Luxembourg 2 S.à r.l. werden nachfolgend zusammen auch als die „Angebotenen Aktien" bezeichnet.

  Der auf die Aktien, die Gegenstand dieses Angebots sind, entfallende anteilige Betrag des Grundkapitals der Gesellschaft beträgt insgesamt bis zu EUR 10.700.000 (EUR 12.305.000 einschließlich der eventuellen Mehrzuteilung). Im Rahmen des Angebots werden damit bis zu 50,5% der Aktien der Gesellschaft (58,1% einschließlich der eventuellen Mehrzuteilung) angeboten."

  In demselben Abschnitt werden im dritten Absatz der erste und der zweite Satz wie folgt neu gefasst:

  „Das Angebot besteht aus einem öffentlichen Angebot der Aktien in der Bundesrepublik Deutschland und einer Privatplatzierung außerhalb der Bundesrepublik Deutschland in der Zeit vom 7. Juni bis 19. Juni 2006 (ursprüngliches Angebot) sowie vom 21. Juni bis zum 22. Juni 2006 (wieder eröffnetes Angebot) durch die Konsortialbanken unter Führung der Globalen Koordinatoren. Die Konsortialbanken werden die Aktien unter den in einem Übernahmevertrag, der voraussichtlich am 22. Juni abgeschlossen wird, geregelten Bedingungen übernehmen."

- Der Abschnitt „*Das Angebot—Zeitplan*" auf Seite 38 wird wie folgt neu gefasst:

  „Dem Angebot liegt folgender voraussichtlicher Zeitplan zu Grunde:

6. Juni 2006	*Billigung des Prospekts durch die Bundesanstalt für Finanzdienstleistungsaufsicht*
6. Juni 2006	*Veröffentlichung des Prospekts auf der Internetseite der Gesellschaft*
7. Juni 2006	*Veröffentlichung des Angebots in der Frankfurter Allgemeine Zeitung*
7. Juni 2006	*Beginn des Angebots*
16. Juni 2006	*Zulassungsbeschluss der Frankfurter Wertpapierbörse*
17. Juni 2006	*Veröffentlichung des Zulassungsbeschlusses der Frankfurter Wertpapierbörse*
19. Juni 2006	*Ende der ursprünglichen Angebotsfrist*
20. Juni 2006	*Billigung des Nachtrags Nr. 1 durch die Bundesanstalt für Finanzdienstleistungsaufsicht*
20. Juni 2006	*Veröffentlichung des Nachtrags Nr. 1 auf der Internetseite der Gesellschaft*
21. Juni 2006	*Beginn des wieder eröffneten Angebots*
22. Juni 2006	*Letzter Tag der Angebotsfrist für das wieder eröffnete Angebot; Ende des Angebotszeitraums für Privatanleger um 12:00 Uhr MESZ und für institutionelle Anleger um 14:00 Uhr MESZ*
22. Juni 2006	*Zuteilung*
23. Juni 2006	*Notierungsaufnahme der Aktien*
27. Juni 2006	*Abrechnung der Aktien gegenüber den Erwerbern und Einbuchung der Aktien in den Depots der Erwerber"*

- *Im Abschnitt „Das Angebot—Abgebende Aktionäre*" auf Seite 39 wird der Absatz wie folgt neu gefasst:

  „Die abgebenden Aktionäre (die DCC Luxembourg 2 S.à r.l., 59, rue de Rollingergrund, L-2440 Luxemburg, und die Gottwald Luxembourg 2(b) S.à r.l., 59, rue de Rollingergrund, L-2440 Luxemburg) beabsichtigen, bis zu 10.700.000 Aktien im Rahmen des Angebots zu verkaufen. Zusätzlich haben die Konsortialbanken die Option, zur Deckung von Mehrzuteilungen bis zu 1.605.000 weitere Aktien von den abgebenden Aktionären zu erwerben (nachfolgend auch als „Greenshoe-Aktien" bezeichnet; siehe "—Stabilisierung, Mehrzuteilung und Greenshoe-Option"). Die abgebenden Aktionäre werden daher nach Durchführung des Angebots (unter Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung der Greenshoe-Option) gemeinsam mit den Management Beteiligungs-KGs 41,9% des Grundkapitals der Gesellschaft halten."

- Im Abschnitt „*Das Angebot—Preisspanne, Kaufpreis, Anzahl der zugeteilten Aktien*" auf Seite 39 wird die Überschrift wie folgt neu gefasst:

  „Kaufpreis, Anzahl der zugeteilten Aktien"

  In demselben Abschnitt wird der erste Absatz gestrichen. Der zweite Absatz wird wie folgt neu gefasst.

  Der Kaufpreis, zu dem Kaufangebote abgegeben werden können, beträgt EUR 22 pro Angebotene Aktie. Insbesondere für den Fall, dass das Platzierungsvolumen nicht ausreicht, sämtliche Kaufaufträge zum festgelegten Kaufpreis zu bedienen, behalten sich die Konsortialbanken vor, Kaufangebote nicht oder nur teilweise anzunehmen. Anleger, die ihren Kaufauftrag über eine Konsortialbank gestellt haben, können die Anzahl der ihnen zugeteilten

Aktien voraussichtlich ab dem 23. Juni 2006 bei dieser Konsortialbank erfragen. Der Kaufpreis ist voraussichtlich am 27. Juni 2006 zu zahlen."

- Im Abschnitt „*Das Angebot—Zulassung zum Handel und Handelsregeln*" auf Seite 40 wird im ersten Absatz der letzte Satz wie folgt neu gefasst:

  „*Die Aufnahme des Börsenhandels ist für den 23. Juni 2006 vorgesehen.*"

- Im Abschnitt „*Das Angebot—Stabilisierung, Mehrzuteilung und Greenshoe-Option*" auf Seite 43 wird im dritten Absatz der erste Satz wie folgt neu gefasst:

  „*In Bezug auf mögliche Stabilisierungsmaßnahmen können neben den bis zu 10.700.000 zu platzierenden Aktien der Demag Cranes AG weitere bis zu insgesamt 15% der angebotenen Anzahl von Aktien der Demag Cranes AG im Rahmen der Zuteilung der zu platzierenden Aktien der Demag Cranes AG an Investoren zugeteilt werden (sog. Mehrzuteilung).*"

  In demselben Abschnitt wird im vierten Absatz der erste Satz wie folgt neu gefasst:

  „*In diesem Zusammenhang wird die DCC Luxembourg 2 S.à r.l. dem Stabilisierungsmanager (für Rechnung der Konsortialbanken) die Option einräumen, bis dreißig Tage nach der Aufnahme der Börsennotierung der Aktien der Demag Cranes AG bis zu 1.605.000 weitere Aktien der Demag Cranes AG, d.h. 15% der angebotenen Anzahl von Aktien, zum Kaufpreis der Angebotenen Aktien (abzüglich vereinbarter Provisionen) zu erwerben (die „Greenshoe-Option").*"

- Im Abschnitt „*Das Angebot—Erlöse und Kosten des Angebots*" auf Seite 43 werden der zweite und der dritte Satz wie folgt neu gefasst:

  „*Der Bruttoemissionserlös für die Aktien beträgt bei einem Kaufpreis der Aktien in Höhe von EUR 22 unter der Annahme der vollständigen Platzierung des Angebots und der vollständigen Ausübung einer eventuellen Greenshoe-Option abzüglich der Bankenprovisionen sowie der vollständigen Zahlung der ermessensabhängigen Erfolgsvergütung für die Konsortialbanken ca. EUR 261,2 Mio. Die Kosten einschließlich der Provisionen der Konsortialbanken werden voraussichtlich bis zu EUR 27,6 Mio. betragen.*"

- Im Abschnitt „*Informationen über die anzubietenden bzw. zum Handel zuzulassenden Wertpapiere*" auf Seite 44 wird im ersten Absatz der der dritte Satz wie folgt neu gefasst:

  „*Die Aufnahme des Börsenhandels ist für den 23. Juni 2006 vorgesehen.*"

  In demselben Abschnitt wird im zweiten Absatz der erste Satz wie folgt neu gefasst:

  „*Im Rahmen des Angebots werden bis zu 50,5% der Aktien der Gesellschaft (58,1%, wenn die Greenshoe-Option voll ausgeübt wird) angeboten.*"

- Im Abschnitt „*Informationen über die anzubietenden bzw. zum Handel zuzulassenden Wertpapiere—Börsennotierung, WKN, ISIN, Common Code, Börsenkürzel*" auf Seite 44 wird der dritte Absatz wie folgt neu gefasst:

  „*Die Notierungsaufnahme ist für den 23. Juni 2006 vorgesehen.*"

- Im Abschnitt „*Geschäftstätigkeit—Rechtsstreitigkeiten/Verfahren vor Verwaltungsbehörden—Sammelverfahren im Zusammenhang mit Asbestschädigungen*" auf Seite 146 wird nach dem ersten Absatz folgender neuer Absatz eingefügt:

  „*Am 19. Juni 2006 ist der Demag Cranes & Components Corp. eine Klage zugestellt worden, mit der in West Virginia, USA, ein weiteres Klageverfahren mit 18 Klägern und 68 Beklagten wegen behaupteter Asbesteinwirkungen auf Personen gegen unter anderem die Demag Cranes & Components Corp. eingeleitet wird. In der Klageschrift ist weder ein Schadensersatzanspruch beziffert worden, noch haben die Kläger konkretisiert, welches Produkt der Demag Cranes & Components Corp. die Asbestschädigung hervorgerufen haben soll.*"

- Im Abschnitt „*Aktionärsstruktur und Beteiligungsprogramme—Aktionärsstruktur*" auf Seite 171 wird die Tabelle wie folgt neu gefasst:

	Aktienbesitz			
	vor dem Angebot		nach Abschluss des Angebots	
Name des Aktionärs	**Stückaktien**	**in %**	**Stückaktien**	**in %**
DCC Luxembourg 2 S.à r.l.[1]	*9.906.800*	*46,8*	*6.508.683*	*30,8*
Gottwald Luxembourg 2(b) S.à r.l.[1]	*8.906.883*	*42,1*	*0*	*0,0*
DCC Management Beteiligungs GmbH & Co. KG[2]	*1.696.000*	*8,0*	*1.696.000*	*8,0*
Gottwald Management Beteiligungs GmbH & Co. KG[2]	*663.310*	*3,1*	*663.310*	*3,1*
Free float	*0*	*0*	*12.305.000*	*58,1*
Gesamt	**21.172.993**	**100,0**	**21.172.993**	**100,0**

- *Im Abschnitt „Aktienübernahme—Gegenstand und Vereinbarungen zur Aktienübernahme"* auf Seite 204 werden im ersten Absatz der erste und der zweite Satz wie folgt neu gefasst:

  „Das Angebot umfasst bis zu 10.700.000 von den abgebenden Aktionären angebotene Aktien (bis zu 12.305.000 Aktien bei vollständiger Ausübung der Greenshoe-Option). Die Aktien werden in der Zeit vom 7. Juni bis 19. Juni 2006 (ursprüngliches Angebot) sowie vom 21. Juni bis zum 22. Juni 2006 (wieder eröffnetes Angebot) in der Bundesrepublik Deutschland öffentlich angeboten."

  In demselben Abschnitt wird im zweiten Absatz der erste Satz wie folgt neu gefasst:

  „Die Konsortialbanken werden sich in einem voraussichtlich am 22. Juni 2006 zwischen der Gesellschaft, den abgebenden Aktionären und den Konsortialbanken abzuschließenden Übernahmevertrag (der „Übernahmevertrag") verpflichten, die Angebotenen Aktien zu übernehmen und im Rahmen des Angebots zum Kaufpreis zu platzieren."

  In demselben Abschnitt wird der erste Absatz nach der Tabelle wie folgt neu gefasst:

  „Anleger, die ihren Kaufauftrag über eine der Konsortialbanken abgegeben haben, können die Anzahl der ihnen jeweils zugeteilten Aktien bei der betreffenden Konsortialbank voraussichtlich ab dem 23. Juni 2006 in Erfahrung bringen. Die Lieferung der Aktien gegen Zahlung des Kaufpreises in Höhe von EUR 22 wird voraussichtlich am 27. Juni 2006 erfolgen."

- Im Abschnitt „*Aktienübernahme—Stabilisierung, Mehrzuteilung und Greenshoe-Option*" auf Seite 205 wird im vierten Absatz der erste Satz wie folgt neu gefasst:

  „In Bezug auf mögliche Stabilisierungsmaßnahmen können neben den bis zu 10.700.000 zu platzierenden Aktien der Demag Cranes AG weitere bis zu insgesamt 15% der angebotenen Anzahl von Aktien der Demag Cranes AG im Rahmen der Zuteilung der zu platzierenden Aktien der Demag Cranes AG an Investoren zugeteilt werden (sog. Mehrzuteilung)."

  In demselben Abschnitt wird im fünften Absatz der erste Satz wie folgt neu gefasst:

  „In diesem Zusammenhang wird die DCC Luxembourg 2 S.à r.l. dem Stabilisierungsmanager (für Rechnung der Konsortialbanken) die Option einräumen, bis dreißig Tage nach der Aufnahme der Börsennotierung der Aktien der Demag Cranes AG bis zu 1.605.000 weitere Aktien der Demag Cranes AG, d.h. 15% der angebotenen Anzahl von Aktien, zum Kaufpreis der Angebotenen Aktien (abzüglich vereinbarter Provisionen) zu erwerben (die „Greenshoe-Option")."

- Im Abschnitt „*Aktienübernahme—Haftungsfreistellung, Rücktritt, Ausfall einer Konsortialbank*" auf Seite 205 wird im ersten Absatz der vierte Satz wie folgt neu gefasst:

  „Dies ist auch noch nach dem Zeitpunkt der Notierungsaufnahme, nämlich bis zur Lieferung der Angebotenen Aktien möglich, die für den 27. Juni 2006 vorgesehen ist."

In demselben Abschnitt wird auf Seite 206 im letzten Absatz des Abschnitts der erste Satz wie folgt neu gefasst:

„Sollte es bis zum 27. Juni 2006 zu einem Rücktritt vom Übernahmevertrag kommen, so findet das Angebot nicht statt."

Der Prospekt der Demag Cranes AG vom 6. Juni 2006 ist gemäß § 14 Abs. 2 Nr. 3a Wertpapierprospektgesetz am 6. Juni 2006 auf der Internetseite der Demag Cranes AG (www.demagcranes-ag.com) veröffentlicht worden. Gedruckte Exemplare des Prospekts und dieses Nachtrags Nr. 1 sind während der üblichen Geschäftszeiten bei der Gesellschaft, Ruhrstraße 28, 58300 Wetter, und den Globalen Koordinatoren (Goldman Sachs International, c/o Goldman, Sachs & Co. oHG, Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, und Lehman Brothers International (Europe), Zweigniederlassung Frankfurt, Rathenauplatz 1, 60313 Frankfurt am Main) kostenlos erhältlich.

Kaufangebote, die während der ursprünglichen Angebotsfrist abgegeben wurden, werden weiterhin berücksichtigt. Eventuelle Zuteilungen für diese Kaufangebote erfolgen zum Kaufpreis in Höhe von EUR 22 pro Angebotene Aktie.

Nach § 16 Abs. 3 Wertpapierprospektgesetz können Anleger, die vor der Veröffentlichung des Nachtrags Nr.1 eine auf den Erwerb oder die Zeichnung der Wertpapiere gerichtete Willenserklärung abgegeben haben, diese innerhalb von zwei Werktagen nach Veröffentlichung des Nachtrags Nr. 1 widerrufen, sofern noch keine Erfüllung eingetreten ist. Der Widerruf muss keine Begründung enthalten und ist in Textform gegenüber derjenigen Stelle zu erklären, bei der der betreffende Anleger seine auf den Erwerb der angebotenen Aktien gerichtete Willenserklärung abgegeben hat.

Wetter, Frankfurt am Main, München, Düsseldorf, Münster, London und Paris, 20. Juni 2006

Demag Cranes AG

gez. Harald J. Joos

gez. Dirk Kießling

Goldman Sachs International

gez. Christian Gärtner

Lehman Brothers International (Europe)

gez. Andreas Kölsch

Commerzbank Aktiengesellschaft

gez. Christian Gärtner
(für die Bevollmächtigte Goldman Sachs International in Vertretung der Commerzbank Aktiengesellschaft)

Bayerische Hypo- und Vereinsbank AG

gez. Andreas Kölsch
(für die Bevollmächtigte Lehman Brothers International (Europe) in Vertretung der Bayerische Hypo- und Vereinsbank AG)

CALYON

gez. Christian Gärtner
(für die Bevollmächtigte Goldman Sachs International in Vertretung der CALYON)

WestLB AG

gez. Andreas Kölsch
(für die Bevollmächtigte Lehman Brothers International (Europe) in Vertretung der WestLB AG)

19

See Final Offering Circular, dated June 22, 2006, enclosed hereto

20

[illegible]

DEMAG
CRANES AG

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29.08.2006	Third-quarter Financial Report Fiscal Year 2005/06
30.01.2007	Financial Report Fiscal Year 2005/06
27.02.2007	First-quarter Financial Report Fiscal Year 2006/07
20.03.2007	Annual General Meeting Fiscal Year 2005/06

Fiscal year- end september 30th

RECEIVED
2006 JUL 31 P 5:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Demag Cranes AG

Application for Exemption Pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934

Enclosures

Dated July 28, 2006

Volume II of II

l) Annual Financial Statements of DCC HoldCo 3 (drei) GmbH in accordance with German GAAP (HGB) for each of the fiscal years ended September 30, 2005, 2004 and 2003 (audited)

m) Additional Financial Information of DCC HoldCo 3 (drei) GmbH in accordance with German GAAP (HGB) (audited)

n) Proof of publication pursuant to Section 3 BörsZulVO

o) Formation audit report by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, dated April 28, 2006

p) Audit report regarding post-formation and share capital increase by way of contribution in kind of Demag Cranes AG prepared by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Dusseldorf, dated May 17, 2006

21

Goldman Sachs

LEHMAN BROTHERS

Frankfurter Wertpapierbörse
-Zulassungsstelle-
z. Hd. Frau Barbara Georg
Deutsche Börse AG
Abteilung Listing

60485 Frankfurt am Main

7. Juni 2006

Demag Cranes AG, Wetter; Antrag auf Zulassung von 21.172.993 Aktien der Demag Cranes AG zum Börsenhandel im amtlichen Markt mit weiteren Zulassungsfolgepflichten (Prime Standard) gemäß § 30 BörsG

Sehr geehrte Frau Georg,

die Demag Cranes AG, Wetter, beabsichtigt, in den nächsten Wochen ihren Börsengang unter Führung von Goldman Sachs und Lehman Brothers als Globale Koordinatoren und Joint Bookrunners durchzuführen. Zu diesem Zweck ist am 28. April 2006 ein Wertpapierprospekt bei der Bundesanstalt für Finanzdienstleistungen (BaFin) eingereicht worden, der am 6. Juni 2006 gebilligt wurde. Wie Sie dem beigefügten Wertpapierprospekt entnehmen können, ist für den Börsengang ein öffentliches Angebot von bereits bestehenden Aktien geplant.

I. Antrag auf Zulassung zum Börsenhandel

Die Demag Cranes AG, Goldman, Sachs & Co. oHG und Lehman Brothers International (Europe) beantragen daher hiermit gemäß § 30 BörsG,

€ 21.172.993,00 = 21.172.993 auf den Inhaber lautende Stammaktien ohne Nennbetrag
(Stückaktien) (gesamtes Grundkapital),
jeweils mit einem auf die einzelne Stückaktie entfallenden anteiligen Betrag des Grundkapitals
von € 1,00 mit voller Gewinnanteilsberechtigung ab dem 1. Oktober 2005,

der

Demag Cranes AG
Wetter

-ISIN: DE 000 DCAG01 0 -
-WKN DCAG01 -

zum Börsenhandel im amtlichen Markt mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zuzulassen.

Für die weiteren Einzelheiten des Zulassungsantrags dürfen wir auf unsere Angaben in dem beigefügten Formblatt für „Anträge auf Zulassung von Wertpapieren zum Börsenhandel im amtlichen/geregelten Markt" verweisen.

II. Ergänzende Angaben

Wir bitten Sie, die Bekanntmachung über die Stellung des Zulassungsantrags außer im Bundesanzeiger auch in der *Frankfurter Allgemeine Zeitung* (FAZ) zu veröffentlichen. Aufgrund des unten genannten Zeitplans der Transaktion bitten wir Sie, den Zulassungsantrag am Samstag, dem 10. Juni 2006, zu veröffentlichen.

Für die Billigung und Veröffentlichung des Prospekts und die Durchführung des öffentlichen Angebots ist folgender Zeitplan vorgesehen:

6. Juni 2006	Billigung des Prospekts durch die BaFin
6. Juni 2006	Veröffentlichung des von der BaFin gebilligten Prospekts unter der Internetadresse der Demag Cranes AG
7. Juni 2006	Mitteilung über die Veröffentlichung des Prospekts in der FAZ
7. Juni 2006	Beginn der Vermarktung (Roadshow)
16. Juni 2006	Zulassungsbeschluss der Frankfurter Wertpapierbörse
17. Juni 2006	Veröffentlichung des Zulassungsbeschlusses der Frankfurter Wertpapierbörse in der FAZ
19. Juni 2006	Ende des Angebotszeitraums
19. Juni 2006	Preisfestsetzung; Zuteilung
19. Juni 2006	Veröffentlichung des Platzierungspreises
20. Juni 2006	Notierungsaufnahme, erster Handelstag
22. Juni 2006	Buchmäßige Lieferung der Aktien gegen Zahlung des Platzierungspreises

Daraus ergibt sich folgender voraussichtlicher Zeitplan für das Zulassungsverfahren:

10. Juni 2006	Veröffentlichung des Zulassungsantrags in der FAZ
12.-14. Juni 2006	Dreitages-Periode nach § 50 BörsZulVO
16. Juni 2006	Zulassungsbeschluss der Frankfurter Wertpapierbörse sowie Veröffentlichung des Zulassungsbeschlusses auf der Internetseite der Deutsche Börse AG
17. Juni 2006	Veröffentlichung des Zulassungsbeschlusses der Frankfurter Wertpapierbörse in der FAZ

Wir erklären zudem im Namen der Emittentin, dass die Sammelurkunde über das bisherige Grundkapital voraussichtlich am 14. Juni 2006 bei der Clearstream Banking AG hinterlegt werden wird und bei einer Auflösung der Sammelurkunde die Einzelurkunden gemäß § 48 Abs. 2 Nr. 6 BörsZulVO vorgelegt werden und die Emittentin auf Anforderung der Zulassungsstelle die Sammelurkunde auflösen wird, soweit sie gegenüber den Inhabern der in der Sammelurkunde verbrieften Rechte verpflichtet ist, auf Verlangen einzelne Wertpapiere auszugeben. Über die entsprechende Einlieferung der Globalurkunde werden wir Ihnen einen Nachweis gesondert übermitteln.

III. Dem Antrag beigefügte Unterlagen

Wir fügen diesem Antrag folgende Unterlagen bei:

1. Vollmacht der Demag Cranes AG zur Stellung der vorgenannten Anträge und weiterer in diesem Zusammenhang erforderlicher Erklärungen und Handlungen;
2. Zwei Exemplare des Wertpapierprospektes vom 6. Juni 2006 sowie Auszug aus der FAZ vom 7. Juni 2006 als Nachweis der Veröffentlichung des Prospekts;
3. Beglaubigter Auszug aus dem Handelsregister beim Amtsgericht Hagen der Demag Cranes AG nach derzeitigem Stand;

4. Satzung der Demag Cranes AG in der derzeitigen Fassung;
5. Nachweise über die Rechtsgrundlage der Wertpapiere:

   - Kopie des Beschlusses des Aufsichtsrats vom 18. Mai 2006 über grundsätzliche Zustimmung zum Börsengang;

   - Kopie des Beschlusses des Vorstands vom 2. Juni 2006 über die Globalverbriefung der Aktien;
6. Zusammengefasste Jahresabschlüsse des Demag Cranes-Konzerns für die jeweils am 30. September endenden Geschäftsjahre 2005, 2004 und 2003 nach IFRS;
7. Konzernabschlüsse der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH nach IFRS zum 30. September 2005 und 30. September 2004;
8. HGB-Einzelabschluss der DCC HoldCo 3 (drei) GmbH für das am 30. September 2005 endende Geschäftsjahr;
9. Nachweise der Veröffentlichung gemäß § 3 BörsZulVO
10. Zusammengefasster Zwischenbericht des Demag Cranes-Konzerns zum 31. März 2006 nach IFRS;
11. Gründungsprüfungsbericht der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, vom 28. April 2006 im Hinblick auf den Formwechsel der Emittentin;
12. Nachgründungs- und Sacheinlageprüfungsbericht der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, vom 17. Mai 2006;

Wir möchten Sie bitten, die weitere Korrespondenz mit Sullivan & Cromwell LLP (Herrn Dr. Carsten Berrar, Tel.: 069 / 4272 5506; Fax: 069 / 4272 5240) als Rechtsberater der Konsortialbanken im Rahmen des Börsengangs bzw. mit Goldman, Sachs & Co. oHG (Herrn Markus Bauman, Tel: 069 / 7532 1000; Fax: 069 / 7532 2800) bzw. Lehman Brothers International (Europe) (Herrn Andreas Kölsch, Tel: 0044 / 20710 21726; Fax: 0044 / 207067 9751) zu führen.

Mit freundlichen Grüßen

Goldman, Sachs & Co. oHG

Lehman Brothers International (Europe)

Für die Demag Cranes AG

Anlagen

FRANKFURT:28933.5

Stand: 01.07.2005

Frankfurter Wertpapierbörse
- Zulassungsstelle -
c/o Deutsche Börse AG
Abteilung Listing
60485 Frankfurt am Main

Von der Zulassungsstelle auszufüllen
Az.:

Antrag auf Zulassung von Wertpapieren zum Börsenhandel im amtlichen/geregelten Markt

1 Antragsteller

1.1 Emittent der zuzulassenden Wertpapiere (§§ 30 Abs. 2 S. 1 BörsG, 48 Abs. 1 S. 2 BörsZulV)
(bei mehreren Emittenten bitte auf gesondertem Blatt die Angaben unter 1.1 für jeden Emittenten machen)

Firma: Demag Cranes AG

Sitz: Wetter

Geschäftsadresse: Ruhrstraße 28, 58300 Wetter

Sofern der Emittent durch einen Bevollmächtigten vertreten wird:

Name: ______

Anschrift: ______

[x] Der Emittent wird durch den Mitantragsteller gemäß Ziffer 1.2 vertreten.

[x] Die schriftliche Vollmacht liegt bei.

Ansprechperson des Emittenten im Rahmen des Zulassungsverfahrens:

Name: Torsten Fischer

Telefon: 0211 7102 847

Telefax: 0211 7102 5847

Mail: torsten.fischer@demagcranes-ag.com

1.2 Institut oder Unternehmen nach §§ 30 Abs. 2 S. 1 BörsG, 48 Abs. 1 S. 2 BörsZulV (Mitantragsteller)

(bei mehreren Mitantragstellern bitte auf gesondertem Blatt die Angaben für jeden Mitantragsteller machen)

[ ] Mitantragstellung nicht erforderlich, da der Emittent (Ziffer 1.1) selbst ein Institut oder Unternehmen gemäß § 30 Abs. 2 S. 1 BörsG ist und den Antrag allein stellen kann.

(nur ausfüllen, wenn der Emittent den Antrag nicht allein stellt)

Firma: Goldman, Sachs & Co. oHG / Lehman Brothers International (Europe)

Sitz: Frankfurt / London

Geschäftsadresse: Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main / 25 Bank Street, London E14 5LE, Vereinigtes Königreich

Sofern der Mitantragsteller durch einen Bevollmächtigten vertreten wird:

Name: ______

Anschrift: ______

[ ] Die schriftliche Vollmacht liegt bei.

Ansprechperson des Mitantragstellers im Rahmen des Zulassungsverfahrens (bei mehreren Mitantragstellern bitte nur eine Ansprechperson nennen):

Name: Markus Bauman (Goldman Sachs) / Andreas Kölsch (Lehman Brothers)

Telefon: 069 - 7532 1000 / 0044-207-102-1726

Telefax: 069 - 7532 2800 / 0044-207-067-9751

Mail: Markus.Bauman@gs.com / akoelsch@lehman.com

2 Art und Betrag der zuzulassenden Wertpapiere (§ 48 Abs. 1 S. 2 BörsZulV)

[x] Aktien/aktienvertretende Zertifikate.	[ ] Andere.

Genaue Beschreibung von Art und Betrag der zuzulassenden Wertpapiere (bei garantierten Wertpapieren auch Angabe von Firma und Sitz des Garanten):

Grundkapital von € 21.172.993

entspricht 21.172.993 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien) (gesamtes Grundkapital) - jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Oktober 2005 -

der Demag Cranes AG

ISIN: DE 000 DCAG010

3 Beantragt wird die Zulassung zum Börsenhandel im

[x] amtlichen Markt (General Standard);

[x] unter gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard).*

[ ] geregelten Markt (General Standard);

[ ] unter gleichzeitiger Zulassung zum Teilbereich des geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard).*

* Zulassung nur für Aktien/aktienvertretende Zertifikate möglich.

4	**Wertpapiere derselben Art wie die zuzulassenden (Ziffer 2) sind an der FWB bereits zugelassen**
[x]	Nein.
[ ]	Ja, zum: [ ] amtlichen Markt (General Standard); [ ] unter gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard).* [ ] geregelten Markt (General Standard); [ ] unter gleichzeitiger Zulassung zum Teilbereich des geregelten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard).*

* Nur Aktien/aktienvertretende Zertifikate.

5	(nur ausfüllen, wenn Antrag auf Zulassung zum Prime Standard gestellt wird) **Ist Antrag auf Eröffnung des Insolvenzverfahrens über das Vermögen des Emittenten (Ziffer 1.1) gestellt worden?**	
[x]	Nein.	[ ] Ja.*
[ ]	Nicht bekannt.	

* Bitte nähere Angaben auf dem **Anlage-Formblatt** machen.

6	(nur ausfüllen, wenn Antrag auf Zulassung zum Prime Standard gestellt wird) **Angaben über die Rechnungslegung des Emittenten (Ziffer 1.1)**
6.1	**Der gesetzliche konsolidierte Abschluss des Emittenten entspricht der Rechnungslegung nach**
[x]	International Financial Reporting Standards (IFRS).
[ ]	US-Generally Accepted Accounting Principles (US-GAAP).
[ ]	HGB mit Überleitungsrechnung. (Bitte nähere Angaben über Art und Inhalt der Überleitungsrechnung auf gesondertem Blatt machen)
[ ]	HGB.

6.2	**Der Emittent ist nur zur Erstellung eines Einzelabschlusses verpflichtet**		
[ ]	Ja.	[x]	Nein.
6.3	(nur ausfüllen, wenn Ziffer 6.2 mit „Ja" beantwortet wird) **Neben dem gesetzlichen HGB-Einzelabschluss erstellt der Emittent auch einen Einzelabschluss nach IFRS, der zur Veröffentlichung vorgesehen ist**		
[ ]	Ja.	[ ]	Nein.

7	**Börsenpflichtblatt/-blätter, in dem/denen der Zulassungsantrag veröffentlicht werden soll (§ 48 Abs. 1 S. 2 BörsZulV)**		
7.1	**Überregionale Börsenpflichtblätter** (Angabe mindestens eines Pflichtblatts erforderlich)		
[ ]	Börsen-Zeitung	[ ]	Handelsblatt
[ ]	Financial Times Deutschland	[ ]	Süddeutsche Zeitung
[x]	Frankfurter Allgemeine Zeitung	[ ]	DIE WELT
[ ]	Frankfurter Rundschau		

7.2	Weitere Börsenpflichtblätter		
[ ]	BÖRSE-ONLINE	[ ]	FOCUS-MONEY
[ ]	Die Aktiengesellschaft	[ ]	Frankfurter Neue Presse
[ ]	DER AKTIONÄR	[ ]	GoingPublic Magazin
[ ]	DIE FONDS	[ ]	Rheinischer Merkur
[ ]	DIE RHEINPFALZ	[ ]	WELT am SONNTAG
[ ]	WERTPAPIER	[ ]	WirtschaftsWoche
[ ]	DIE ZEIT	[ ]	Zeitschrift für das gesamte Kreditwesen
[ ]	FINANZEN		

8	Ein gleichartiger Zulassungsantrag ist zuvor oder gleichzeitig an einer anderen deutschen Börse oder in einem anderen EU- oder EWR-Staat gestellt worden oder wird alsbald gestellt werden (§ 48 Abs. 1 S. 3 BörsZulV)
[x]	Nein.
[ ]	Ja, ______________________________ .* (Name der anderen deutschen Börse/n und/oder des anderen EU- oder EWR-Staats)

* Ggf. nähere Angaben auf gesondertem Blatt machen.

9	(nur ausfüllen im Fall des Antrags auf Zulassung von Aktien oder aktienvertretenden Zertifikaten (Ziffer 2) und Aktien/aktienvertretende Zertifikate des Emittent (Ziffer 1.1), die in die Indizes DAX®, MDAX® oder TecDAX® aufgenommen worden sind) **Gleichzeitiges Zulassungsverfahren an mehreren deutschen Börsen**		
9.1	**Das Zulassungsverfahren soll im Rahmen der Zusammenarbeit der Geschäftsstellen der Zulassungsstellen der deutschen Börsen von der Geschäftsstelle der Zulassungsstelle der FWB bearbeitet werden**		
[ ]	Ja.	[x]	Nein.

9.2	(nur ausfüllen, wenn Ziffer 9.1 mit „Ja" beantwortet wurde) **Für die Wertpapiere (Ziffer 2) wird eine Zulassung an folgender/n Börse/n beantragt**		
[ ]	Berlin-Bremen,	[ ] [ ]	zum amtlichen Markt, zum geregelten Markt.
[ ]	Düsseldorf	[ ] [ ]	zum amtlichen Markt, zum geregelten Markt.
[ ]	Hamburg	[ ] [ ]	zum amtlichen Markt, zum geregelten Markt.
[ ]	Hannover	[ ] [ ]	zum amtlichen Markt, zum geregelten Markt.
[ ]	München	[ ] [ ]	zum amtlichen Markt, zum geregelten Markt.
[ ]	Stuttgart	[ ] [ ]	zum amtlichen Markt, zum geregelten Markt.

10 Veröffentlichung eines Prospekts (§§ 30 Abs. 3 Nr. 2, 51 Abs. 1 Nr. 2 BörsG)

Veröffentlicht wurde

[x] ein nach den Vorschriften des WpPG gebilligter Prospekt.

[ ] ein nach den Vorschriften des WpPG bescheinigter Prospekt.

[ ] Name und Sitz der zuständigen Behörde des EU- oder EWR-Staats, die den Prospekt gebilligt hat:

____

[ ] ein ausführlicher Verkaufsprospekt im Sinne des § 42 InvG.

[ ] ein Prospekt im Sinne des § 102 InvG.

[ ] ein Prospekt im Sinne des § 137 Abs. 3 InvG.

Nachweise über die Veröffentlichung eines Prospekts

[X] liegen dem Zulassungsantrag bei.

[ ] werden nachgereicht.

[ ] Ein Prospekt ist noch nicht veröffentlicht worden.*

* Vorbehaltlich des Nichtvorliegens von Befreiungsvoraussetzungen setzt die Zulassung die vorherige Veröffentlichung eines Prospekts voraus.

11 Datum und Ort der Prospektveröffentlichung (§ 14 Abs. 2 WpPG)

Der Prospekt wurde/wird veröffentlicht

[ ] auf der Internetseite des organisierten Marktes, für den die Zulassung zum Handel beantragt wurde (§ 14 Abs. 2 Nr. 4 WpPG);*

[x] auf der Internetseite (§ 14 Abs. 2 Nr. 3 WpPG)
- [x] des Emittenten (Ziffer 1.1);
- [ ] der Institute/Unternehmen, die die zuzulassenden Wertpapiere platzieren oder verkaufen;
- [ ] der Zahlstelle;

[ ] durch Bereithalten in gedruckter Form zur kostenlosen Ausgabe an das Publikum (§ 14 Abs. 2 Nr. 2 WpPG)
- [ ] bei den zuständigen Stellen des organisierten Marktes, an dem die Wertpapiere zum Handel zugelassen werden sollen;**
- [ ] beim Emittenten (Ziffer 1.1);
- [ ] bei den Instituten/Unternehmen, die die zuzulassenden Wertpapiere platzieren oder verkaufen;

[ ] in einer oder mehrerer Wirtschafts- oder Tageszeitungen, die in den Staaten des EWR, in denen das öffentliche Angebot unterbreitet oder die Zulassung zum Handel angestrebt wird, weit verbreitet sind (§ 14 Abs. 2 Nr. 1 WpPG).

* Soll der Prospekt auf der Internetseite der FWB veröffentlicht werden, ist der Zulassungsstelle vor der Zulassung eine entsprechende pdf-Datei einzureichen.

** Soll der Prospekt bei der Zulassungsstelle der FWB bereit gehalten werden, ist dieser vor dem Erlass der Zulassung eine hinreichende Anzahl gedruckter Exemplare und eine entsprechende pdf-Datei einzureichen.

12	**Prospektbefreiung (§§ 30 Abs. 3 Nr. 2, 51 Abs. 1 Nr. 2 BörsG)**

Von der Veröffentlichung eines Prospekts kann abgesehen werden, da folgender Befreiungstatbestand* erfüllt ist:

[ ] § 4 Abs. 2 Nr. 1 WpPG,
[ ] § 4 Abs. 2 Nr. 2 WpPG,
[ ] § 4 Abs. 2 Nr. 3 WpPG,
[ ] § 4 Abs. 2 Nr. 4 WpPG,
[ ] § 4 Abs. 2 Nr. 5 WpPG,
[ ] § 4 Abs. 2 Nr. 6 WpPG,
[ ] § 4 Abs. 2 Nr. 7 WpPG,
[ ] § 4 Abs. 2 Nr. 8 WpPG.

[ ] § 1 Abs. 2 Nr. 5 WpPG.

[ ] § 51 Abs. 2 BörsG i.V.m. § 1 Abs. 2 Nr. 3 WpPG i.V.m. § 72 BörsO FWB.

* Bitte nähere Angaben zu den Voraussetzungen des jeweiligen Befreiungstatbestands auf gesondertem Blatt machen.

13	(nur ausfüllen im Fall des Antrags auf Zulassung von Schuldverschreibungen (Ziffer 2)) **Prospektbefreiung für Daueremittenten (§ 31 Abs. 2 WpPG)**

[ ] Der Emittent (Ziffer 1.1) ist ein Kreditinstitut, das nicht unter § 1 Abs. 2 Nr. 4 WpPG fällt, und begibt Schuldverschreibungen dauernd oder wiederholt.

Die letzten beiden Emissionen wurden ausgegeben am:

____

(Datum angeben)

[ ] Der Daueremittentenstatus wird erstmals geltend gemacht; hierfür sind folgende Unterlagen beigefügt:

[ ] Nachweis des Status als Kreditinstitut;

[ ] Nachweis der dauernden oder mindestens zwei Emissionen umfassenden Ausgabe von Wertpapieren ähnlicher Art oder Gattung während eines Zeitraums von 12 Monaten (§ 2 Nr. 12 WpPG);

14 (nur ausfüllen im Fall des Antrags auf Zulassung von <u>Schuldverschreibungen</u> (Ziffer 2)) **Es wird beantragt, Schuldverschreibungen, die gleichzeitig mit ihrer öffentlichen ersten Ausgabe zugelassen werden sollen und für die ein nach dem WpPG gültiger Basisprospekt vorliegt, gemäß § 48a BörsZulV zuzulassen (Rahmenzulassung)**	
[ ] Nein.	[ ] Ja.*

* Bitte nähere Angaben auf gesondertem Blatt machen.

15 Es werden sonstige Befreiungen beantragt	
[x] Nein.	[ ] Ja, aufgrund folgender Rechtsgrundlage/n:* ______________________

* Bitte nähere Angaben zu den Voraussetzungen der Rechtsgrundlage/n auf gesondertem Blatt machen.

16	**Diesem Antrag liegen folgende Unterlagen bei (§ 48 Abs. 2 BörsZulV)***
[ ]	Entwurf des Prospekts (§ 48 Abs. 2 S. 1 BörsZulV).
[x]	von der BaFin gebilligter Prospekt (§ 48 Abs. 2 S. 1 BörsZulV) in Form [X] eines einzigen Dokuments (§ 12 Abs. 1 Satz 1, 1. Alt. WpPG); [ ] mehrerer Einzeldokumente (§ 12 Abs. 1 Satz 1, 2. Alt. WpPG); [ ] eines Basisprospekts (§ 6 WpPG).
[ ]	von der zuständigen Behörde eines anderen EWR-Staats gebilligter Prospekt, einschließlich der Bescheinigung dieser Behörde über die Billigung des Prospekts (§§ 17 Abs. 3, 18 WpPG).
[x]	Beglaubigter Auszug aus dem Handelsregister nach neuestem Stand (§ 48 Abs. 2 S. 2 Nr. 1 BörsZulV).
[x]	Satzung oder Gesellschaftsvertrag in der neuesten Fassung (§ 48 Abs. 2 S. 2 Nr. 2 BörsZulV).

[ ]	Genehmigungsurkunden, wenn die Gründung des Emittenten, die Ausübung seiner Geschäftstätigkeit oder die Ausgabe der Wertpapiere einer staatlichen Genehmigung bedarf (§ 48 Abs. 2 S. 2 Nr. 3 BörsZulV).
[x]	Nachweis über die Rechtsgrundlage der Wertpapierausgabe (§ 48 Abs. 2 S. 2 Nr. 5 BörsZulV). (Siehe Begleitschreiben)
[ ]	Musterstück jedes Nennwerts der zuzulassenden Wertpapiere (Mantel und Bogen) (§ 48 Abs. 2 S. 2 Nr. 6 BörsZulV).
[x]	Erklärung, über die Verbriefung und Hinterlegung der zuzulassenden Wertpapiere (§ 48 Abs. 2 S. 2 Nr. 7 BörsZulV).
[ ]	Im Fall der Zulassung von Aktien Berichte über die Gründung des Emittenten und deren Prüfung, sofern der Emittent nicht mindestens drei Jahre als Unternehmen bestanden hat (§ 48 Abs. 2 S. Nr. 8 BörsZulV).
[x]	Folgende weitere Unterlagen (bitte aufzählen): - Combined Financial Statements des Demag Cranes-Konzerns für 2005, 2004 und 2003 nach IFRS; - Interim Combined Financial Statement des Demag Cranes-Konzerns 2006 nach IFRS; - Konzernabschlüsse der DCC HoldCo 3 (drei) GmbH und der Gottwald HoldCo 3 (drei) GmbH nach IFRS 2005, 2004 und 2003 und Eröffnungsbilanzen zum 1. Oktober 2002; - Jahresabschlüsse der DCC HoldCo 3 (drei) GmbH nach HGB 2005, 2004 und 2003; - weitere Finanzangaben nach HGB der DCC HoldCo 3 (drei) GmbH; - Nachweise der Veröffentlichung gemäß § 3 BörsZulVO - Gründungsprüfungsbericht der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf; - Nachgründungs- und Sacheinlageprüfungsbericht der KPMG Deutsche Treuhand- Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf.

* Bitte beachten: die Zulassungsstelle ist berechtigt, die Vorlage weiterer Unterlagen zu verlangen.

17 Für das Zulassungsverfahren ist folgender Zeitplan vorgesehen*

(Bitte nähere Angaben, ggf. auf gesondertem Blatt, zum gewünschten Zeitplan machen)

Siehe Begleitschreiben.

* Bitte beachten: der von den Antragstellern gewünschte Zeitplan ist vorbehaltlich zwingender gesetzlicher Vorgaben für das Zulassungsverfahren nicht verbindlich.

18 Rechnungsempfänger (Debitor) der Veröffentlichungskosten des Zulassungsantrags ist:*

Name: Jochen Hildebrandt, Demag Cranes AG

Abteilung: Abteilung 3200

Adresse: Ruhrstraße 28, 58300 Wetter

Umsatzsteueridentifikationsnummer (VAT-ID): DE814661567

* Die Angabe eines gesonderten Rechnungsempfängers lässt den gesetzlichen Schuldnerstatus nach § 49 BörsZulV unberührt.

19 Rechnungsempfänger (Debitor) der Zulassungsgebühr/en ist:*

Name: Jochen Hildebrandt, Demag Cranes AG

Abteilung: Abteilung 3200

Adresse: Ruhrstraße 28, 58300 Wetter

Umsatzsteueridentifikationsnummer (VAT-ID): DE814661567

* Die Angabe eines gesonderten Rechnungsempfängers lässt den gesetzlichen Schuldnerstatus gemäß der Gebührenordnung der FWB unberührt.

20	**Unterschriften (§§ 30 Abs. 2 S. 1 BörsG, 48 Abs. 1 S. 1 BörsZulV)**
20.1	**Unterschrift des Emittenten oder dessen Bevollmächtigten (Ziffer 1.1)** (bei mehreren Emittenten bitte auf gesondertem Blatt die Unterschriften aller Emittenten, sofern keine Bevollmächtigung besteht)

Ort: Wetter

Datum: 7. Juni 2006

Name/n: MARKUS BAUMAN

Unterschrift/en: [Unterschrift]

20.2	(nur erforderlich, wenn der Emittent den Antrag nicht allein stellt) **Unterschrift des Mitantragstellers oder dessen Bevollmächtigten (Ziffer 1.2)** (bei mehreren Mitantragstellern bitte auf gesondertem Blatt die Unterschriften aller Mitantragsteller, sofern keine Bevollmächtigung besteht)

Ort: London

Datum: 7. Juni 2006

Name/n: MARKUS BAUMAN ANDREAS KÖLSCH

Unterschrift/en: [Unterschrift] [Unterschrift]

Anlage/n

Stand: 01.07.2005

Anlage-Formblatt zu <u>Ziffer 5</u> des Antrags auf Zulassung von Wertpapieren zum Börsenhandel im amtlichen/geregelten Markt

Nähere Angaben zum Insolvenzantrag
Name des Antragsteller: ______________________________
Antragsdatum: ______________________________
(Vorläufiger) Insolvenzverwalter Name: ______________________________ Anschrift: ______________________________ Telefon: ______________________________ Telefax: ______________________________ Mail: ______________________________
Zuständiges Amtsgericht: ______________________________
Datum des Eröffnungsbeschlusses: ______________________________ [ ] Eine Kopie des Eröffnungsbeschlusses liegt bei.
Sonstige Bemerkungen:

Demag Cranes AG, Wetter
Antrag auf Zulassung von 21.172.993 Aktien der Demag Cranes AG zum Börsenhandel im amtlichen Markt mit weiteren Zulassungsfolgepflichten (Prime Standard) gemäß § 30 BörsG

Inhaltsverzeichnis beigefügter Unterlagen	**Tab. Nr.**
Vollmacht der Demag Cranes AG zur Stellung der vorgenannten Anträge und weiterer in diesem Zusammenhang erforderlicher Erklärungen und Handlungen	1
Zwei Exemplare des Wertpapierprospektes vom 6. Juni 2006	2
Auszug aus der FAZ vom 7. Juni 2006 als Nachweis der Veröffentlichung des Prospekts	3
Beglaubigter Auszug aus dem Handelsregister beim Amtsgericht Hagen der Demag Cranes AG nach derzeitigem Stand	4
Satzung der Demag Cranes AG in der derzeitigen Fassung	5
Nachweise über die Rechtsgrundlage der Wertpapiere:	
Kopie des Beschlusses des Aufsichtsrats vom 18. Mai 2006 über grundsätzliche Zustimmung zum Börsengang	6
Kopie des Beschlusses des Vorstands vom 2. Juni 2006 über die Globalverbriefung der Aktien	
Inhaltsverzeichnis Finanzinformationen	7
Zusammengefasste Jahresabschlüsse des Demag Cranes-Konzerns für die jeweils am 30. September endenden Geschäftsjahre 2005, 2004 und 2003 nach IFRS	8
Zusammengefasster Zwischenbericht des Demag Cranes-Konzerns zum 31. März 2006 nach IFRS	9
Konzernabschluss der DCC HoldCo 3 (drei) GmbH nach IFRS zum 30. September 2005 mit Vergleichsangaben hinsichtlich der jeweils zum 30. September 2004 und 2003 endenden Geschäftsjahre und der Eröffnungsbilanz zum 1. Oktober 2002	10
Konzernabschluss der Gottwald HoldCo 3 (drei) GmbH nach IFRS zum 30. September 2005 mit Vergleichsangaben hinsichtlich der jeweils zum 30. September 2004 und 2003 endenden Geschäftsjahre und der Eröffnungsbilanz zum 1. Oktober 2002	11
HGB-Einzelabschluss der DCC HoldCo 3 (drei) GmbH für das am 30. September 2005 endende Geschäftsjahr	12
HGB-Einzelabschluss der DCC HoldCo 3 (drei) GmbH für das am 30. September 2004 endende Geschäftsjahr	13
HGB-Einzelabschluss der DCC HoldCo 3 (drei) GmbH für das am 30. September 2003 endende Geschäftsjahr	14
Weitere Finanzangaben der DCC HoldCo 3 (drei) GmbH nach HGB	15
Nachweise der Veröffentlichung gemäß § 3 BörsZulVO	16
Gründungsprüfungsbericht der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, vom 28. April 2006 im Hinblick auf den Formwechsel der Emittentin	17
Nachgründungs- und Sacheinlageprüfungsbericht der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, vom 17. Mai 2006	18

[redacted]

DEMAG CRANES AG

Demag Cranes AG · Postfach 67 · 58286 Wetter · Germany

Telefon: +49 23 35 92 79 90
Fax: +49 23 35 92 25 00
@demagcranes-ag.com
www.demagcranes-ag.com

VOLLMACHT

Die Demag Cranes AG, Wetter bevollmächtigt hiermit

Herrn Christian Gärtner,
Herrn Markus Baumann und
Herrn Christoph Droege

(mit Geschäftsadresse jeweils:
Goldman Sachs International,
Peterborough Court,
133 Fleet Street
London EC4A 2BB,
Vereinigtes Königreich),

sowie

Herrn Andreas Kölsch,
Herrn Piers Roberts und
Herrn Justus Lumpe

(mit Geschäftsadresse jeweils:
Lehman Brothers International (Europe),
25 Bank Street
London E14 5LE,
Vereinigtes Königreich),

../2

Vorstandsvorsitzender: Dipl.-Ing. Harald Joachim Joos
Finanzvorstand: Dipl.-Kfm. Dirk Kießling
Aufsichtsratsvorsitzender: Dr. Horst Heidsieck
Sitz der Gesellschaft: Wetter an der Ruhr
Registergericht: Amtsgericht Hagen, HRB 7364

USt-IdNr. DE814661587 St.-Nr. 348/5837/0926
HypoVereinsbank, München
Kto.-Nr. 5 729 408, BLZ 700 202 70
IBAN DE58 7002 0270 0005 7294 08
Swift (BIC) HYVEDEMMXXX

Demag Cranes AG
Postfach 67, 58286 Wetter
Ruhrstraße 28, 58300 Wetter
Telefon: +49 (0) 23 35 92 45 - 0
Fax: +49 (0) 23 35 92 45 - 99

jeweils einzeln, im Namen der Demag Cranes AG einen Antrag auf Zulassung von 21.172.993 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (gesamtes Grundkapital) mit einem derzeitigen auf die einzelne Stückaktie entfallenden anteiligen Betrag des Grundkapitals von € 1,00 mit voller Gewinnanteilsberechtigung ab dem 1. Oktober 2005 zum amtlichen Markt mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zu stellen und alle damit zusammenhängenden Erklärungen im Namen der Demag Cranes AG abzugeben. Die Vollmacht umfasst auch die Stellung des Antrags auf Aufnahme der Notierung der Aktien an der Frankfurter Wertpapierbörse. Bei ihren Handlungen im Rahmen dieser Vollmacht sind die oben genannten Personen von den Beschränkungen des § 181 BGB befreit und berechtigt, Untervollmacht zu erteilen.

Wetter, den 29. Mai 2006

Demag Cranes AG

Harald J. Joos

Dirk Kießling

See Wertpapierprospekt der Demag Cranes AG, dated June 6, 2006, enclosed hereto

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die nachstehend aufgeführten Unternehmen haben uns gemäß § 21 Abs. 1 a WpHG ihre Stimmrechtsanteile an unserer Gesellschaft am 16. Juni 2006, dem Tag der erstmaligen Zulassung der Demag Cranes AG zum amtlichen Handel an der Frankfurter Wertpapierbörse, mitgeteilt:

1. Der DCC Management Beteiligungs GmbH & Co. KG, Düsseldorf, standen am 16. Juni 2006 mehr als 5% der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der DCC Management Beteiligungs GmbH & Co. KG belief sich auf 8,0 %. Dies entspricht 1.696.000 Stimmen.
2. Der DCC Luxembourg 2 S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75% der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der DCC Luxembourg S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %), die gemäß § 21 Abs. 1, Abs. 1 a WpHG zu melden waren, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der DCC Luxembourg 2 S.à r.l. gemäß § 22 Abs. 2 WpHG zugerechnet wurden.
3. Der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75% der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Gottwald Luxembourg 2 (b) S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 8.906.883 Stimmrechte (42,1 %), die gemäß § 21 Abs. 1, Abs. 1 a WpHG zu melden waren, sowie 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Gottwald Luxembourg 2 (b) S.à r.l. gemäß § 22 Abs. 2 WpHG zugerechnet wurden.
4. Der Stabilus B.V., Amsterdam, Niederlande, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Stabilus B.V. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Stabilus B.V. gemäß § 22 Abs. 1 Nr. 1 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Stabilus B.V. gemäß § 22 Abs. 2 WpHG zugerechnet wurden.
5. Der Stabilus Luxembourg 2 (d) S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75% der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Stabilus Luxembourg 2 (d) S.à r.l. belief sich auf 88,9%. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8%) der DCC Luxembourg 2 S.à r.l., die der Stabilus Luxembourg 2 (d) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Stabilus Luxembourg 2 (d) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
6. Der Demag Investments S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Demag Investments S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Demag Investments S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Demag Investments S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
7. Der Demag Holding S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Demag Holding S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Demag Holding S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Demag Holding S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
8. Der SR Portfolio Holding (C) S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der SR Portfolio Holding (C) S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der SR Portfolio Holding (C) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der SR Portfolio Holding (C) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
9. Der SR Portfolio Holding (B) S.à r.l., Luxemburg, standen am 16. Juni 2006 mehr als 75% der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der SR Portfolio Holding (B) S.à r.l. belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der SR Portfolio Holding (B) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der SR Portfolio Holding (B) S.à r.l. gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
10. Der Sunrise Investments (European Fund) Limited Partnership, Calgary, Alberta, Kanada, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der Sunrise Investments (European Fund) Limited Partnership belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der Sunrise Investments (European Fund) Limited Partnership gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der Sunrise Investments (European Fund) Limited Partnership gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
11. Der KKR Investments Cayman Limited, George Town, Cayman Islands, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der KKR Investments Cayman Limited belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der KKR Investments Cayman Limited gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der KKR Investments Cayman Limited gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.
12. Der KKR Europe Limited, George Town, Cayman Islands, standen am 16. Juni 2006 mehr als 75 % der Stimmrechte an der Demag Cranes AG zu. Die Höhe des Stimmrechtsanteils der KKR Europe Limited belief sich auf 88,9 %. Dies entspricht 18.813.683 Stimmen. Dieser Anteil enthielt 9.906.800 Stimmrechte (46,8 %) der DCC Luxembourg 2 S.à r.l., die der KKR Europe Limited gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden, sowie 8.906.883 Stimmrechte (42,1 %) der Gottwald Luxembourg 2 (b) S.à r.l., die der KKR Europe Limited gemäß § 22 Abs. 1 Nr. 1 und Abs. 2 WpHG zugerechnet wurden.

Die nachfolgend aufgeführten Unternehmen haben uns gemäß § 21 Abs. 1 WpHG mitgeteilt:

1. Der Stimmrechtsanteil der DCC Luxembourg 2 S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %.
2. Der Stimmrechtsanteil der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 0 %. Die Gottwald Luxembourg 2 (b) S.à r.l. hält keine Aktien an der Demag Cranes AG mehr.
3. Der Stimmrechtsanteil der Stabilus B.V., Amsterdam, Niederlande, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Stabilus B.V. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
4. Der Stimmrechtsanteil der Stabilus Luxembourg 2 (d) S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Stabilus Luxembourg 2 (d) S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
5. Der Stimmrechtsanteil der Demag Investments S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Demag Investments S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
6. Der Stimmrechtsanteil der Demag Holding S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8%. Davon sind der Demag Holding S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
7. Der Stimmrechtsanteil der SR Portfolio Holding (C) S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der SR Portfolio Holding (C) S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
8. Der Stimmrechtsanteil der SR Portfolio Holding (B) S.à r.l., Luxemburg, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der SR Portfolio Holding (B) S.à r.l. 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
9. Der Stimmrechtsanteil der Sunrise Investments (European Fund) Limited Partnership, Calgary, Alberta, Kanada, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der Sunrise Investments (European Fund) Limited Partnership 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
10. Der Stimmrechtsanteil der KKR Investments Cayman Limited, George Town, Cayman Islands, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der KKR Investments Cayman Limited 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.
11. Der Stimmrechtsanteil der KKR Europe Limited, George Town, Cayman Islands, an der Demag Cranes AG hat am 27. Juni 2006 die Schwelle von 75 % unterschritten und beträgt nun 30,8 %. Davon sind der KKR Europe Limited 30,8 % gemäß § 22 Abs. 1 Nr. 1 WpHG zuzurechnen.

Demag Cranes AG
Der Vorstand

ndelsregister B des Amtsgerichts Hagen

Ausdruck
Abruf vom 1.6.2006 15:30

Nummer der Firma: **HRB 7364**
Seite 1 von 2

mer der ragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) Demag Cranes AG b) ~~Wetter~~ c) die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.	11.602.800,00 EUR	a) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten. b) Vorstand: Joos, Harald Joachim, Berlin, *26.05.1952 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen. Vorstand: Kießling, Dirk, Wetter, *15.12.1964 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Aktiengesellschaft b) ~~Entstanden durch Umwandlung im Wege des Formwechsels der DCC~~ HoldCo 3 (drei) GmbH, Wetter (Amtsgericht Hagen, HRB 5548) nach Maßgabe des Beschlusses der Gesellschafterversammlung vom 28.04.2006.	a) 11.05.2006 Fischer b) Beschluss, Bl. 205 ff. Sd.-Bd.; Satzung, Bl. 227 ff. Sd.-Bd.
2				Gesamtprokura gemeinsam mit einem Vorstandsmitglied mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen: Hildebrandt, Jochen, Würselen, *20.11.1962 Jöhnsen, Ulrich, Essen, *06.07.1961		a) 31.05.2006 Ousiou b) Prokuristen von Amts wegen nachträglich ergänzt.
3	RECEIVED 2006 JUL 31 P 5:27 OFFICE OF INTERNATIONAL CORPORATE FINANCE	21.172.993,00 EUR			a) Die Hauptversammlung vom 18.05.2006 hat die Erhöhung des Grundkapitals um EUR 9.570.193 auf EUR 21.172.993 und die Änderung der Satzung in § 4 (Grundkapital und Aktien) beschlossen. Die Kapitalerhöhung ist durchgeführt. Außerdem hat die Hauptversammlung § 4 der Satzung ergänzt (Genehmigtes Kapital). b) Die Gesellschaft hat am 18.05.2006 im Wege der Nachgründung einen Vertrag über die Einbringung von Geschäftsanteilen mit der Gottwald Luxembourg 2 (b) S.à r.l. in Luxembourg (Registre de Commerce et des Sociétés Luxembourg, B 88869) und der Gottwald Management Beteiligungs GmbH & Co. KG in Düsseldorf (Amtsgericht Düsseldorf, HR A 17000) geschlossen. Die Hauptversammlung vom 18.05.2006 hat diesem Vertrag zugestimmt. Der Vorstand ist durch Beschluss der Hauptversammlung vom 18.05.06 ermächtigt, das Grundkapital in der Zeit bis zum 18. Mai 2011 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- und/oder Sacheinlagen	a) 01.06.2006 Ousiou b) Einbringungsvertrag Bl. 531 ff. Sd.-Bd. Beschluss Bl. 475 ff. Sd.-Bd. Satzung Bl. 598 ff. Sd.-Bd.

·der ung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
	2	3	4	5	6	7
					einmalig oder mehrmalig um bis zu insgesamt EUR 10.586,496 zu erhöhen (Genehmigtes Kapital).	

E

SATZUNG

der

Demag Cranes AG

mit dem Sitz in Wetter (Ruhr),

in der Fassung vom 18. Mai 2006, UR.Nr.: H 1627/2006
des Notars Dr. Armin Hauschild mit dem Amtssitz in Düsseldorf,
mit Ausnahme des Beschlusses über die Sitzverlegung.

Ich bescheinige, dass die geänderten Bestimmungen der Satzung mit dem Beschluss der Hauptversammlung über die Änderung der Satzung vom 18. Mai 2006 mit Ausnahme des Beschlusses über die Sitzverlegung, und die unveränderten Bestimmungen mit dem zuletzt dem Handelsregister eingereichten vollständigen Wortlaut der Satzung übereinstimmen.

Düsseldorf, den 18. Mai 2006

Dr. Armin Hauschild

ZIMMERMANN HAUSCHILD | Notare

Schadow Arkaden, Blumenstraße 28, 40212 Düsseldorf
Telefon +49(0)211-86 52 5-0, Telefax +49(0)211-86 52 5-25

SATZUNG

der

Demag Cranes AG

I. Allgemeine Bestimmungen

§ 1
Firma, Sitz und Geschäftsjahr

(1) Die Gesellschaft führt die Firma:

Demag Cranes AG.

(2) Sie hat ihren Sitz in Wetter.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Oktober eines Jahres und endet am 30. September des Folgejahres.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.

(2) Die Gesellschaft kann auf den in Abs. 1 genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann

Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

§ 3
Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

II. Grundkapital und Aktien

§ 4
Grundkapital und Aktien

(1) Das Grundkapital der Gesellschaft beträgt EUR 21.172.993 (in Worten: Euro einundzwanzig Millionen einhundertzweiundsiebzigtausendneunhundertdreiundneunzig).

(2) Das Grundkapital ist eingeteilt in 21.172.993 Stückaktien. Die Aktien lauten auf den Inhaber.

(3) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung der neuen Aktien abweichend von § 60 AktG geregelt werden.

(4) Das Grundkapital der Gesellschaft ist erbracht durch Formwechsel.

(5) Der Vorstand ist ermächtigt, das Grundkapital in der Zeit bis zum 18. Mai 2011 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bar- und/oder Sacheinlagen einmalig oder mehrmalig um bis zu insgesamt EUR 10.586.496 zu erhöhen.

Die neuen Aktien können von einem oder mehreren durch den Vorstand bestimmten Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären anzubieten (mittelbares Bezugsrecht).

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre in folgenden Fällen auszuschließen:

a) bei Kapitalerhöhungen gegen Sacheinlage zur Gewährung von Aktien zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen sowie zum Zweck der Ausgabe von Aktien an Arbeitnehmer der Gesellschaft und mit der Gesellschaft verbundener Unternehmen im Rahmen der gesetzlichen Vorschriften;

b) soweit dies erforderlich ist, um Inhabern der von der Gesellschaft oder ihren Tochtergesellschaften ausgegebenen Optionsscheine und Wandelschuldverschreibungen ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- bzw. Wandelrechts bzw. nach Erfüllung von Wandlungs- oder Optionspflichten zustehen würde;

c) um etwaige Spitzenbeträge von dem Bezugsrecht auszunehmen;

d) bei Kapitalerhöhungen gegen Bareinlage, wenn der Ausgabebetrag der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien gleicher Gattung und Ausstattung zum Zeitpunkt der endgültigen Festsetzung des Ausgabebetrags durch den Vorstand nicht wesentlich im Sinne der §§ 203 Abs. 1 und 2, 186 Abs. 3 Satz 4 AktG unterschreitet und der auf die neuen Aktien, für die das Bezugsrecht ausgeschlossen wird, insgesamt entfallende anteilige Betrag des Grundkapitals 10 % des im Zeitpunkt der Ausgabe der neuen Aktien vorhandenen Grundkapitals nicht übersteigt. Auf die Höchstgrenze von 10 % des Grundkapitals werden angerechnet Aktien, die während der Laufzeit des genehmigten Kapitals unter Ausschluss des Bezugsrechts der Aktionäre gemäß §§ 71 Abs. 1 Nr. 8 Satz 5, 186 Abs. 3 Satz 4 AktG veräußert werden, sowie Aktien, im Hinblick auf die ein Wandlungsrecht oder Optionsrecht oder eine Wandlungspflicht oder Optionspflicht auf Grund von Options- und/oder Wandelschuldverschreibungen besteht, die seit Erteilung dieser Ermächtigung unter Ausschluss des Bezugsrechts gem. §§ 221 Abs. 4, 186 Abs. 3 Satz 4 AktG ausgegeben worden sind.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Kapitalerhöhung und ihrer Durchführung einschließlich des Inhalts der Aktienrechte und der Bedingungen der Aktienausgabe festzulegen.

§ 5
Aktien

(1) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(2) Die Form der Aktienurkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand.

III. Vorstand

§ 6
Zusammensetzung, Geschäftsordnung

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Im Übrigen bestimmt der Aufsichtsrat die Anzahl der Vorstandsmitglieder. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Vorstand bestimmt seine Geschäftsordnung durch einstimmigen Beschluss seiner Mitglieder, wenn nicht der Aufsichtsrat eine Geschäftsordnung für den Vorstand erlässt. Der Aufsichtsrat legt fest, welche Geschäfte nur mit seiner Zustimmung vorgenommen werden dürfen.

§ 7
Vertretungsmacht

(1) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte Prokuristen von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

IV. Aufsichtsrat

§ 8
Zusammensetzung, Wahlen, Amtsdauer

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern. Davon werden sechs Mitglieder von der Hauptversammlung und sechs Mitglieder von den Arbeitnehmern nach den Bestimmungen des Mitbestimmungsgesetzes (*MitbestG*) gewählt.

(2) Die Wahl der Aufsichtsratsmitglieder und gegebenenfalls deren Ersatzmitglieder erfolgt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt, wobei das Jahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird. Die Hauptversammlung kann für von ihr zu wählende Mitglieder bei der Wahl einen kürzeren Zeitraum beschließen. Die Bestellung eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(3) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Aktionäre erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(4) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

(5) Die Mitglieder und die Ersatzmitglieder des Aufsichtsrats können ihr Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung unter Einhaltung einer Frist von zwei Wochen auch ohne wichtigen Grund niederlegen.

§ 9
Vorsitzender und Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Die Amtszeit des Vorsitzenden und des Stellvertreters entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, ihrer Amtszeit als Mitglied des Aufsichtsrats. Die Wahl soll im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu gewählt worden sind, erfolgen; diese Sitzung bedarf keiner besonderen Einberufung.

(2) Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl vorzunehmen.

(3) Der Vorsitzende oder – bei Verhinderung des Vorsitzenden – sein Stellvertreter ist ermächtigt, im Namen des Aufsichtsrats die zur Durchführung der Beschlüsse des Aufsichtsrats und seiner Ausschüsse erforderlichen Erklärungen abzugeben. Nur der Vorsitzende oder – im Fall seiner Verhinderung – sein Stellvertreter ist befugt, Erklärungen für den Aufsichtsrat entgegenzunehmen.

§ 10
Geschäftsordnung, Änderungen der Satzungsfassung

(1) Im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung gibt sich der Aufsichtsrat eine Geschäftsordnung.

(2) Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung zu beschließen, die nur die Fassung betreffen.

§ 11
Einberufung

(1) Aufsichtsratssitzungen werden vom Vorsitzenden oder im Falle seiner Verhinderung von seinem Stellvertreter unter Einhaltung einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist wer-

den der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Einberufungsfrist abkürzen.

(2) In der Einladung sind die einzelnen Punkte der Tagesordnung anzugeben. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall eine spätere Mitteilung rechtfertigt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 12
Beschlussfassung, Beschlussfähigkeit

(1) Beschlüsse des Aufsichtsrats werden in der Regel in Sitzungen gefasst. Der Vorsitzende leitet die Sitzungen. Er bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen.

(2) Beschlüsse sollen nur zu solchen Tagesordnungspunkten gefasst werden, die rechtzeitig in der Einladung angekündigt worden sind. Ist ein Tagesordnungspunkt nicht rechtzeitig angekündigt worden, so darf darüber nur beschlossen werden, wenn kein Mitglied widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung nachträglich zu widersprechen. Der Beschluss wird erst wirksam, wenn kein abwesendes Aufsichtsratsmitglied innerhalb der Frist widersprochen hat.

(3) Eine Beschlussfassung des Aufsichtsrats kann auf Anordnung des Vorsitzenden auch in einer Telefon- oder Videokonferenz oder außerhalb einer Sitzung durch mündliche, fernmündliche, schriftliche oder in Textform übermittelte Stimmabgaben erfolgen. Ein Recht zum Widerspruch gegen die vom Vorsitzenden angeordnete Form der Beschlussfassung besteht nicht. Solche Beschlüsse werden vom Vorsitzenden schriftlich festgestellt und allen Mitgliedern zugeleitet.

(4) Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält. Mitglieder, die durch Telefon- oder Videokonferenz zugeschaltet sind, gelten als anwesend. Abwesende Mitglieder können an der Beschlussfassung teilnehmen, indem sie

eine schriftliche oder durch Telefax übermittelte Stimmabgabe durch ein anderes Mitglied überreichen lassen.

(5) Die Beschlüsse werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit nicht gesetzlich eine andere Mehrheit zwingend vorgeschrieben ist. Ergibt eine Abstimmung im Aufsichtsrat Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand, wenn auch sie Stimmengleichheit ergibt, der Vorsitzende zwei Stimmen. Absatz 4 Satz 3 ist auch auf die Abgabe der zweiten Stimme anzuwenden. Dem Stellvertreter steht die zweite Stimme nicht zu. Der Vorsitzende entscheidet bei Stimmengleichheit, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(6) Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Gegenstände der Tagesordnung auf höchstens vier Wochen vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Aktionäre und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung ist der Vorsitzende nicht befugt.

(7) Über die Verhandlungen und Beschlüsse des Aufsichtsrats sind Niederschriften zu fertigen, vom Vorsitzenden zu unterzeichnen und jedem Aufsichtsratsmitglied zuzuleiten.

§ 13
Ausschüsse

(1) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG bezeichneten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter und zwei weitere Mitglieder angehören, von denen je eines von den Aufsichtsratsmitgliedern der Arbeitnehmer und der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewählt wird.

(2) Der Aufsichtsrat kann weitere Ausschüsse bilden und aus seiner Mitte besetzen. Den Ausschüssen können, soweit gesetzlich zulässig, Entscheidungsbefugnisse des Aufsichtsrats übertragen werden.

(3) Der Ausschuss kann aus seiner Mitte einen Vorsitzenden wählen, wenn nicht der Aufsichtsrat einen Vorsitzenden bestimmt. Ein Ausschuss ist nur beschlussfähig, wenn die Hälfte der Mitglieder, mindestens jedoch drei Mitglieder, an der Beschlussfassung teilnehmen. Bei Stimmengleichheit im Ausschuss – ausgenommen im Ausschuss nach § 27 Abs. 3 MitbestG – hat der Ausschussvorsitzende, wenn eine erneute Abstimmung über

denselben Beschlussgegenstand wiederum eine Stimmengleichheit ergibt, zwei Stimmen. Im Übrigen kann der Aufsichtsrat Zusammensetzung, Befugnisse und Verfahren der Ausschüsse regeln. Vorbehaltlich abweichender Regelungen des Aufsichtsrats gelten die §§ 11 und 12 für die Ausschüsse entsprechend, soweit nicht der Aufsichtsrat bei Bildung des Ausschusses etwas Anderes bestimmt.

§ 14
Vergütung des Aufsichtsrats

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von 25.000 Euro (in Worten: Fünfundzwanzigtausend Euro).

(2) Der Vorsitzende des Aufsichtsrats erhält das Zweieinhalbfache, jeder Stellvertreter das Anderthalbfache der Vergütung nach Absatz 1.

(3) Mitglieder von Ausschüssen – ausgenommen der Ausschuss nach § 27 Abs. 3 MitbestG – erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,1-fache der Vergütung nach Absatz 1 für jedes Amt in einem Ausschuss. Vorsitzende von Ausschüssen erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,25-fache der Vergütung nach Absatz 1; dies gilt nicht für den Vorsitzenden des Aufsichtsrats und den Vorsitzenden des Ausschusses nach § 27 Abs. 3 MitbestG. Die Vergütungen nach diesem Absatz 3 sind jährlich nach Ablauf des Geschäftsjahres zu zahlen.

(4) Aufsichtsrats- und Ausschussmitglieder, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat oder einem Ausschuss angehört haben, erhalten eine zeitanteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrates für Sitzungen des Aufsichtsrates und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von 1.500 Euro (in Worten: eintausendfünfhundert Euro) pro Sitzung, jedoch höchstens 1.500 Euro je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis angemessene Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des

…tsrats berechtigt sind, die Umsatzsteuer der Gesellschaft gesondert in Rechnung …llen und dieses Recht ausüben.

Die Gesellschaft kann zu Gunsten der Aufsichtsratsmitglieder eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftpflicht aus der Aufsichtsratstätigkeit abdeckt. Sie kann darüber hinaus auch eine Rechtsschutzversicherung abschließen, die die im Zusammenhang mit der Aufsichtsratstätigkeit stehenden Risiken der Rechtsverfolgung und Rechtsverteidigung der Aufsichtsratsmitglieder abdeckt.

V. Hauptversammlung

§ 15
Ort und Einberufung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 km um den Sitz der Gesellschaft statt. Sie wird, vorbehaltlich der gesetzlichen Einberufungsrechte des Aufsichtsrats und einer Aktionärsminderheit, durch den Vorstand einberufen.

(2) Die Hauptversammlung wird spätestens 30 Tage vor dem Tag einberufen, bis zu dessen Ablauf sich die Aktionäre vor der Versammlung anzumelden haben.

§ 16
Anmeldung und Berechtigungsnachweis

(1) Aktionäre, die an der Hauptversammlung teilnehmen oder ihr Stimmrecht ausüben wollen, müssen sich vor der Versammlung anmelden. Die Anmeldung muss der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse spätestens am siebten Tag vor der Versammlung zugehen. Sie bedarf der Textform und muss in deutscher oder englischer Sprache erfolgen.

(2) Die Aktionäre müssen außerdem ihre Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts nachweisen. Dazu ist ein in Textform erstellter Nachweis ihres Anteilsbesitzes durch das depotführende Kreditinstitut oder Finanzdienstleistungsinstitut ausreichend. Der Nachweis muss in deutscher oder englischer Sprache erfolgen.

§ 17
Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigten aufgrund einer schriftlichen Vollmacht ausgeübt werden. Die Gesellschaft kann in der Einberufung bestimmen, dass Vollmachten mittels elektronischer Medien oder per Telefax erteilt werden können, und die Art der Erteilung im Einzelnen regeln.

(3) Beschlüsse werden, soweit nicht zwingende gesetzliche Vorschriften entgegenstehen, mit einfacher Mehrheit der abgegebenen Stimmen und, sofern das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, mit der einfachen Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst.

§ 18
Leitung der Hauptversammlung

(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er keinen Vertreter bestimmt, wird der Leiter der Hauptversammlung von den in der Hauptversammlung anwesenden Anteilseignervertretern im Aufsichtsrat mit einfacher Stimmenmehrheit gewählt.

(2) Der Versammlungsleiter kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen. Er bestimmt Art, Form und Reihenfolge der Abstimmungen.

(3) Der Vorsitzende kann das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken. Er ist insbesondere berechtigt, zu Beginn oder während der Hauptversammlung einen zeitlich angemessenen Rahmen für den Verlauf der Hauptversammlung, für einzelne Tagesordnungspunkte oder für einzelne Redner zu setzen.

§ 19
Übertragung der Hauptversammlung

(1) Die Hauptversammlung kann teilweise oder vollständig in Ton und Bild übertragen und aufgezeichnet werden.

(2) Die näheren Einzelheiten regelt der Vorstand mit Zustimmung des Aufsichtsrats sowie während der Hauptversammlung der Versammlungsleiter.

(3) Soll eine öffentliche Übertragung erfolgen, so ist hierauf sowie auf die weiteren Einzelheiten in der Einladung zur Hauptversammlung hinzuweisen.

(4) Die Teilnahme von Mitgliedern des Aufsichtsrats an der Hauptversammlung kann im Wege der Bild- und Tonübertragung erfolgen, sofern das Aufsichtsratsmitglied seinen Wohnsitz im Ausland hat oder am Tag der Hauptversammlung wegen der Wahrnehmung eigener Dienstgeschäfte oder aus sonstigen Gründen an der Teilnahme der Hauptversammlung verhindert ist. Die Entscheidung, in welcher Weise eine Bild- und Tonübertragung erfolgt, trifft der Vorsitzende des Aufsichtsrats.

VI. Jahresabschluss, Gewinnverwendung, ordentliche Hauptversammlung

§ 20
Jahresabschluss

(1) Der Vorstand hat für das vergangene Geschäftsjahr den Jahresabschluss und den Lagebericht sowie den Konzernabschluss und den Konzernlagebericht innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich nach der Aufstellung dem Aufsichtsrat und dem Abschlussprüfer vorzulegen. Zugleich hat der Vorstand dem Aufsichtsrat einen Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals übersteigen oder nach der Einstellung übersteigen würden.

§ 21
Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats und über die Verwendung des Bilanzgewinns für das vorausgegangene Geschäftsjahr sowie über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

VII. Gründungskosten

§ 22
Gründungskosten

(1) Die mit der Urkunde zur Gründung der Gesellschaft in der Rechtsform der GmbH und deren Durchführung verbundenen Kosten (Notar-, Gerichts- und Veröffentlichungskosten) sowie die Kosten, die mit der Neubestellung der Geschäftsführung verbunden waren (Notar-, Gerichts- und Veröffentlichungskosten) hat die Gesellschaft bis zu einem Betrag von 2.000 Euro (in Worten: zweitausend Euro) getragen.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten und Steuern bis zu einem Betrag von insgesamt 90.000 Euro (in Worten: neunzigtausend Euro) trägt die Gesellschaft.

F

Niederschrift

Aufsichtsratssitzung
der Demag Cranes AG, Wetter (Ruhr)
am Donnerstag, dem 18. Mai 2006 in Düsseldorf

Anwesend:

Aufsichtsrat

Herr Dr. Horst Heidsieck (Vorsitzender)
Herr Josef Berger
Herr Gerd-Uwe Boguslawski
Herr Reinhard Gorenflos
Herr Alfred Hack
Herr Eberhard Kuhn
Herr Reinhard Möller
Prof. Heinrich Pack
Herr Werner Paschke
Herr Hubert Rosenthal
Herr Ralph Triebel

Vorstand

Herr Harald J. Joos (Vorsitzender)
Herr Dirk Kießling

Protokollführer

Herr Philipp von Hülsen — Hengeler Mueller

Abwesend

Herr Heinrich Fischer

Tagesordnung

1. Wahl des Protokollführers

2. Feststellung der Ordnungsgemäßheit der Einberufung und der Beschlussfähigkeit

3. Genehmigung des Protokolls der letzten Aufsichtsratssitzung

4. Bericht über den Stand der Vorbereitung des Börsengangs und Zustimmung des Aufsichtsrats

5. Nachgründungsprüfung im Zusammenhang mit der Sachkapitalerhöhung und der Einbringung der Gottwald HoldCo 3 (drei) GmbH gegen die Ausgabe neuer Aktien an die Gottwald Luxembourg 2 (b) S.à r.l. und an die Gottwald Management Beteiligungs GmbH & Co. KG einschließlich der Billigung des Nachgründungsberichts

6. Zustimmung zur Finanzierung der Demag Cranes AG für die Zeit nach dem Börsengang

7. Zustimmung zum Mitarbeiterbeteiligungsprogramm MSP

8. Zustimmung zum Beherrschungs- und Gewinnabführungsvertrag mit der Gottwald HoldCo 3 (drei) GmbH

9. Sonstiges

10. Neubesetzung der Ausschüsse des Aufsichtsrats

Die Sitzung wurde von Herrn Dr. Heidsieck um 10:30 Uhr eröffnet, der sich bei allen Teilnehmern für die Anwesenheit bedankte.

Herr Dr. Heidsieck teilte mit, dass Herr Fischer an der Teilnahme an der Aufsichtsratssitzung verhindert sei. Ebenfalls abgesagt hätten die neu zu wählenden Aufsichtsratsmitglieder, die Herren Karlheinz Hornung, Dr. Robert J. Koehler und Burkhard Schuchmann.

Als Gast begrüßte Herr Dr. Heidsieck sodann Herrn von Hülsen von Hengeler Mueller.

Bevor die Tagesordnung abgearbeitet wurde, berichtete Herr Gorenflos über den Stand der Vorbereitungen des Börsenganges der Demag Cranes AG. Herr Gorenflos betonte, dass die Aktionäre der Gesellschaft und die Geschäftsführung weiterhin mit Hochdruck an der Vorbereitung des Börsengangs arbeiteten, auch wenn die Kapitalmärkte in den letzten Tagen in etwas schwächerer Verfassung gewesen seien.

Herr Gorenflos erläuterte, dass die angestrebte Börsennotierung der Gesellschaft und die Loslösung der Gesellschaft von der Demag Holding eine teilweise personelle Neubesetzung des Aufsichtsrats auf Anteilseignerseite erforderlich mache. Die Erfahrung und Expertise mit kapitalmarktrelevanten Themen im Aufsichtsrat solle gestärkt werden. Herr Gorenflos teilte mit, dass sich die Herren Karlheinz Hornung, Dr. Robert J. Koehler und Burkhard Schuchmann bereit erklärt hätten, in den Aufsichtsrat der Gesellschaft einzutreten.

Im Folgenden stellte Herr Gorenflos die drei neu zu wählenden Aufsichtsratsmitglieder kurz vor. Herr Karlheinz Hornung sei Mitglied des Vorstands der MAN AG und CFO. Er verfüge über langjährige Erfahrung und vertiefte Kenntnisse sowohl im Hinblick auf Unternehmensführung als auch auf Kapitalmarktthemen. Herr Dr. Koehler sei Vorstandsvorsitzender der SGL Carbon AG, ein Unternehmen, bei dem es eine Reihe von Parallelen zur Demag Cranes AG gebe. Die SGL Carbon AG sei Anfang der 1990er Jahre aus dem Höchst-Konzern herausgelöst und an die Börse gebracht worden. Herr Dr. Koehler habe diesen Prozess wesentlich mitgestaltet und könne daher wertvolle Erfahrungen an den Vorstand der Demag Cranes AG weitergeben. Herr Schuchmann sei bis zum letzten Jahr Vorstandsvorsitzender der Vossloh AG gewesen. Unter seiner Führung habe sich die Vossloh AG sehr erfolgreich zu einem international tätigen MDax-Unternehmen entwickelt.

Im Anschluss begann der Aufsichtsrat mit der Erledigung der Tagesordnung.

Zu Punkt 1 der Tagesordnung:

„Wahl des Protokollführers"

Der Aufsichtsrat fasste einstimmig den folgenden **Beschluss**:

„Zum Protokollführer für die Aufsichtsratssitzung wird Herr Philipp von Hülsen gewählt."

Zu Punkt 2 der Tagesordnung:

„Feststellung der Ordnungsgemäßheit der Einberufung und der Beschlussfähigkeit“

Herr Dr. Heidsieck stellte fest, dass die Mitglieder des Aufsichtsrats der Demag Cranes AG in der Aufsichtsratssitzung vom 28. April 2006 auf die Einhaltung der durch Gesetz oder Satzung für die Einberufung, Vorbereitung und Durchführung der Aufsichtsratssitzung statuierten Vorschriften über Formen, Fristen, Beschlussvorschläge, Berichte und Bekanntmachungen verzichtet haben.

Herr Dr. Heidsieck stellte weiter fest, dass mit Schreiben vom 4. Mai 2006 die Einladung mit der Tagesordnung, Beschlussvorschlägen, dem Entwurf des Nachgründungsberichts des Aufsichtsrats, einem Auszug aus dem Entwurf des Börsenprospekts über die Beschreibung der Finanzierungsverträge der Demag Cranes AG, einem Auszug aus dem Entwurf des Börsenprospekts über die Beschreibung des Mitarbeiterbeteiligungsprogramms (Matching Stock Programm) sowie mit der vorläufigen Tagesordnung der Hauptversammlung der Demag Cranes AG am 18. Mai 2006 versandt worden ist.

Einwände gegen die Einladung oder die Tagesordnung wurden nicht geäußert.

Daraufhin stellte Herr Dr. Heidsieck die Beschlussfähigkeit und die ordnungsgemäße Einberufung der Aufsichtsratssitzung fest. Der Vorsitzende wies darauf hin, dass Stimmbotschaften von Herrn Fischer vorlagen. Weitere Stimmbotschaften gab es nicht.

Zu Punkt 3 der Tagesordnung:

„Genehmigung des Protokolls der letzten Aufsichtsratssitzung“

Herr Dr. Heidsieck stellte fest, dass das Protokoll der letzten Aufsichtsratssitzung vom 28. April 2006 mit Schreiben vom 8. Mai 2006 an die Mitglieder des Aufsichtsrats versandt wurde.

Nachdem es keine Einwände oder Änderungsvorschläge zum Protokoll gab, fasste der Aufsichtsrat einstimmig den folgenden Beschluss:

„Der Aufsichtsrat genehmigt das den Mitgliedern des Aufsichtsrats am 8. Mai 2006 übersandte Protokoll der letzten Aufsichtsratssitzung, wie vorgelegt.“

Zu Punkt 4 der Tagesordnung:

„Bericht über den Stand der Vorbereitung des Börsengangs und Zustimmung des Aufsichtsrats“

Herr Dr. Heidsieck bat zunächst Herrn Joos und Herrn Kießling, kurz über den Stand der Vorbereitung des Börsengangs zu berichten. Herr Joos erläuterte, dass ein wesentlicher Teil der Vorbereitung des Börsengangs darin bestehe, den umfangreichen Börsenzulassungsprospekt zu erstellen. Dieser stehe kurz vor der Fertigstellung. Ferner habe sich das Management in den letzten Wochen intensiv mit den Analystenpräsentationen befasst. Hierfür wurde den Analysten der globalen Koordinatoren des Börsengangs, Goldman Sachs und Lehman Brothers, und der Co-Lead Manager Commerzbank, HVB, CALYON und WestLB die Demag Cranes AG präsentiert. Auf der Grundlage dieser Präsentationen hätten die Banken die so genannten Analystenreports erstellt, denen institutionelle Anleger bei ihren Investitionsentscheidungen große Bedeutung beimäßen. In mehreren Reviewgesprächen habe das Management faktische Fehler in den Analystenreports korrigiert und auch darauf geachtet, dass die Story stimme. Am 16. Mai habe eine Pressekonferenz mit Vertretern der Wirtschaftspresse stattgefunden, die auf positives Echo gestoßen sei. Herr Joos erläuterte weiter, dass das Management kurz vor dem Börsengang auf der so genannten Roadshow das Unternehmen potentiellen Investoren vorstellen werde. Herr Kießling ergänzte, dass das Management Anfang Juni bei Goldman Sachs und Lehman Brothers in London Vertriebsmitarbeiter der Banken informieren werde, bevor diese ihrerseits potentielle Investoren ansprechen werden.

Auf die Frage von Herrn Möller, ob es Marketingmaßnahmen in der Presse geben werde, antwortete Herr Joos, dass keine groß angelegte Marketing- und Werbekampagne in den Massenmedien geplant sei. Vielmehr würden gezielt Anzeigen in der Wirtschaftspresse geschaltet, mit denen der Firmenname Demag Cranes AG im Markt bekannt gemacht und auf den Börsengang hingewiesen werden solle. Für die Kampagne seien zwei Motive ausgewählt worden, ein DCC-Kran, der den Rumpf eines Airbus trägt, und ein Hafenmobilkran von Gottwald. Beide Motive stünden unter dem in Großbuchstaben lesbaren Motto „TRAGKRAFT“. Ferner sei geplant, redaktionelle Inhalte und Interviews in der Presse unterzubringen. Eine weitere wichtige Kommunikationsmaßnahme sei der Brief gewesen, den der Vorstand per Post an jeden Mitarbeiter der Demag Cranes AG versandt habe und in dem der bevorstehende Börsengang erläutert worden sei.

Herr Berger teilte mit, dass die Arbeitnehmervertreter als Betriebsräte ständig nach den Auswirkungen des Börsengangs auf die Belange der Arbeitnehmer gefragt würden. Daher hätten die Arbeitnehmervertreter vereinbart, dass der Betriebsrat zu bestimmten Fragen des Börsengangs gegenüber der Belegschaft Stellung nehmen werde. Im Juni solle eine

Betriebsversammlung stattfinden, auf der dieses Thema ebenfalls zur Sprache kommen werde. Das genaue Datum für die Betriebsversammlung stehe allerdings noch nicht fest und werde derzeit mit der Geschäftsleitung abgestimmt. Herr Joos und Herr Dr. Heidsieck hoben hervor, dass wegen der sehr strengen Prospekthaftungsbestimmungen jede – auch interne – Stellungnahme des Betriebsrats über den Börsengang unbedingt mit der Geschäftsführung und den beratenden Anwälten abgestimmt werden müsse. Dies sei nicht nur im Interesse der Gesellschaft, sondern auch im eigenen Interesse der Arbeitnehmervertreter.

Nachdem es keine weiteren Fragen und Anmerkungen zum Börsengang gab, fasste der Aufsichtsrat einstimmig den folgenden **Beschluss**:

> **„Der Aufsichtsrat stimmt dem geplanten Börsengang der Gesellschaft zu und billigt alle hierfür ergriffenen und noch zu ergreifenden Maßnahmen.**

Zu Punkt 5 der Tagesordnung:

> **„Nachgründungsprüfung im Zusammenhang mit der Sachkapitalerhöhung und der Einbringung der Gottwald HoldCo 3 (drei) GmbH gegen die Ausgabe neuer Aktien an die Gottwald Luxembourg 2 (b) S.à r.l. und an die Gottwald Management Beteiligungs GmbH & Co. KG einschließlich der Billigung des Nachgründungsberichts"**

Nach Aufruf des Tagesordnungspunkts 5 erläuterte Herr Dr. Heidsieck, dass der Vorstand und die Gesellschafter der Gottwald HoldCo 3 (drei) GmbH am Morgen des Sitzungstages den Einbringungsvertrag unterzeichnet haben. Wie in der Sitzung vom 28. April erwähnt, solle der Aufsichtsrat vorsichtshalber diesem Vertrag erneut zustimmen und den Nachgründungsbericht ein weiteres Mal verabschieden.

Herr Dr. Heidsieck wies darauf hin, dass der mit der Einladung versandte Entwurf des Nachgründungsberichts keine inhaltlichen Änderungen gegenüber der bereits vorliegenden Fassung enthalte, sondern in den Formulierungen lediglich berücksichtige, dass der Einbringungsvertrag im Zeitpunkt der Beschlussfassung des Aufsichtsrats bereits abgeschlossen ist.

Daraufhin fasste der Aufsichtsrat einstimmig den folgenden **Beschluss**:

> **„Der Aufsichtsrat stimmt dem Entwurf des Nachgründungsberichts über die Einbringung der Gottwald HoldCo 3 (drei) GmbH in die Demag Cranes AG zu und ermächtigt den Vorsitzenden des Aufsichtsrats, den Nachgründungsbericht im Namen des Aufsichtsrats zu unterzeichnen."**

Zu Punkt 6 der Tagesordnung:

> **„Zustimmung zur Finanzierung der Demag Cranes AG für die Zeit nach dem Börsengang"**

Herr Dr. Heidsieck erläuterte, dass die Demag Cranes AG nach dem Börsengang eine neue Finanzierung benötige. Der neue Kreditvertrag sei noch nicht abgeschlossen, die Eckpunkte der zukünftigen Finanzierung würden aber der Beschreibung im Entwurf des Börsenprospekts entsprechen, der mit der Einladung versandt worden sei. Der Aufsichtsrat der Demag Cranes AG müsse der Finanzierung gemäß § 5 Abs. 1 (f) und (g) der Geschäftsordnung des Vorstands zustimmen.

Im Anschluss bat Herr Dr. Heidsieck Herrn Paschke, die geplante Finanzierung näher zu erläutern. Herr Paschke führte aus, dass die für die derzeit bestehende Finanzierung gewährten Sicherheiten an den Aktien der Demag Cranes AG für den Börsengang freigegeben werden müssen. Allein deswegen sei eine Rückführung der bestehenden Finanzierung erforderlich. Derzeit würden die Schulden der Gesellschaft sich auf etwa EUR 175 Mio. belaufen. Hinzu kämen EUR 85 Mio. Garantien. Der Cashflow der Gesellschaft habe sich im laufenden Geschäftsjahr positiv entwickelt. Die geplante zukünftige Finanzierung sehe eine variable Kreditlinie in Höhe von EUR 325 Mio. vor, die sowohl Finanzierung als auch Garantien umfasse. Diese Kreditlinie liege nahe an den bestehenden Schulden, da damit gerechnet werde, dass die Gesellschaft bis zum Ende des laufenden Geschäftsjahres noch erheblich Cash generieren werde. Die geplante Finanzierung sehe eine deutlich günstigere Marge als die derzeitige Finanzierung vor. Die Verzinsung liege 0,5 – 0,75 % über EURIBOR. Die vorher zu zahlende Commitment Fee betrage EUR 2,5 Mio. Die zukünftige Finanzierung zeichne sich insbesondere durch den niedrigen Zinssatz und ihre Variabilität aus. Ein „Revolver" gebe dem Management die Möglichkeit an die Hand, immer nur den benötigten Kreditbetrag zu ziehen.

Auf Nachfrage von Herrn Hack erläuterten Herr Paschke und Herr Kießling, dass das Verhältnis der Verbindlichkeiten zu EBITDA heute bei etwa 0,7 liege und damit in etwa der Mitte der in den Finanzierungsverträgen erlaubten Bandbreite. Es bestünden gute

Chancen, dass bei weiter positiv sich entwickelnden EBITDA die Verschuldung auf ein Verhältnis von 0,6 sinken könnte.

Herr Boguslawski fragte, ob die Gesellschaft ein Rating habe und wenn ja, wie hoch dieses Rating sei. Herr Paschke und Herr Gorenflos erwiderten, dass die Gesellschaft kein Rating habe und dass die Finanzierung auch ohne Rating verhandelt werden konnte. Die Gesellschaft habe eine für börsennotierte Unternehmen normale Kapitalstruktur. Im Übrigen sei die Refinanzierung ohnehin notwendig gewesen.

Herr Berger fragte, wer nach den geplanten Finanzierungsverträgen berechtigt sei, den Kredit zu ziehen. Herr Paschke erläuterte, dass Kreditnehmer die DCC HoldCo 5 (fünf) GmbH sei. Der geplante Kreditvertrag sehe nur sehr geringe Beschränkungen vor. Herr Paschke wies insbesondere darauf hin, dass der Kreditvertrag auch die Aufnahme von Darlehen in ausländischen Staaten erlaube, solange Sicherheiten nur in dem betreffenden Staat gewährt werden.

Herr Berger fragte, ob die Darstellung in der Presse, dass neben KKR auch die Siemens AG ihre Anteile an der Demag Cranes AG verkaufe, richtig sei. Herr Dr. Heidsieck erwiderte, dass diese Darstellung unzutreffend sei. Die Siemens AG werde nicht unmittelbar an den Erlösen aus dem Börsengang beteiligt. Vielmehr werde die Siemens AG ebenso wie KKR an den Erlösen nur mittelbar in Form einer Dividende beteiligt, die die Demag Holding S.à r.l. nach Abstimmung mit den finanzierenden Banken auszahlen werden.

Nachdem die Aufsichtsratsmitglieder den Beschlussvorschlag über die Zustimmung zur Finanzierung der Demag Cranes AG sorgfältig durchgelesen hatten, fasste der Aufsichtsrat einstimmig den als **Anlage 1** zu dieser Niederschrift beigefügten **Beschluss**.

Zu Punkt 7 der Tagesordnung:

„Zustimmung zum Mitarbeiterbeteiligungsprogramm MSP“

Herr Dr. Heidsieck erläuterte, dass die Aktionäre der Demag Cranes AG planten, ein Mitarbeiterbeteiligungsprogramm für leitende Angestellte aufzulegen. Die wesentlichen Merkmale dieses sog. „Matching Stock Programms“ (MSP) ergäben sich aus dem Auszug aus dem Entwurf des Börsenzulassungsprospekts, der mit der Einladung verschickt worden sei. Die darin noch offenen Punkte seien inzwischen geklärt, was sich aus der verteilten Tischvorlage zum MSP ergäbe.

Im Anschluss erläuterte Herr Gorenflos die wesentlichen Merkmale des MSP. Er wies darauf hin, dass Mitarbeiterbeteiligungsprogramme für leitende Angestellte von den Kapitalmärkten gefordert würden. Dahinter stehe der Gedanke, dass so die Interessen von Management und Investoren in Gleichklang gebracht werden könnten. Herr Gorenflos teilte mit, dass insgesamt etwa 65 leitende Angestellte der Demag Cranes AG an dem MSP teilnehmen könnten. Das Gesamtinvestitionsvolumen des MSP belaufe sich auf EUR 2 Mio. Herr Gorenflos hob hervor, dass im Rahmen des MSP keine vergünstigte Aktien ausgegeben würden. Es werde auch keine Finanzierung seitens der Gesellschaft geben. Die Vorstände und leitenden Angestellten würden sich ausschließlich mit eigenen finanziellen Mitteln an dem Programm beteiligen.

Sodann erläuterte Herr Gorenflos den Ablauf des MSP. Das MSP sei so gestaltet, dass jeder MSP-Teilnehmer verpflichtet sei, im Rahmen des MSP bis zu einem individuell vorgegebenen maximalen Investitionsvolumen (das insgesamt für alle MSP-Teilnehmer maximal EUR 2 Mio. betragen dürfe) aus eigenen Mitteln Aktien der Gesellschaft zu erwerben. Diese Aktien würden dann zugunsten des betreffenden MSP-Teilnehmers auf einem Sperrdepot für die Laufzeit seiner Teilnahme am MSP festgelegt. Im Abstand von jeweils zwölf Monaten erteile die Gesellschaft insgesamt fünfmal jedem MSP-Teilnehmer pro MSP-Aktie bis zu sechs virtuelle Aktien zu (so genannte Phantomaktien). Die Phantomaktien könnten nach Ablauf von zwei Jahren nach Zuteilung zu feststehenden Zeitpunkten ausgeübt werden, falls bestimmte Ausübungshürden, die an den Verlauf des Börsenkurses der Aktie der Gesellschaft seit Zuteilung der relevanten Phantomaktien anknüpften, erreicht seien. Sofern bei Erreichen der Erfolgshürden die Phantomaktien ausgeübt würden, werde die Differenz zwischen dem Börsenkurs der Aktie der Gesellschaft bei Ausübung der relevanten Phantomaktien und dem Börsenkurs der Aktie der Gesellschaft bei der Zuteilung der Phantomaktie von der Gesellschaft dem MSP-Teilnehmer in Aktien vergütet. Nach Ablauf von zwei Jahren nach Einbuchung dieser Aktien in dem Sperrdepot des jeweiligen MSP-Teilnehmers könne dieser frei über sie verfügen. Herr Gorenflos erläuterte, dass sämtliche Ansprüche auf noch nicht zugeteilte Phantomaktien verfielen, wenn MSP-Teilnehmer vor Ende der Laufzeit des MSP als Mitarbeiter der Gesellschaft oder einer Konzerngesellschaft ausscheiden.

Auf Nachfrage von Herrn Kuhn führte Herr Gorenflos aus, dass es sich bei dem MSP um ein etabliertes und erprobtes Programm handele. Bei allen drei Börsengängen, die KKR in den vergangenen Jahren betreut habe, nämlich den Börsengang der Wincor Nixdorf AG, der MTU Aero Engines AG und jüngst bei der Zumtobel AG, seien quasi identische MSP implementiert worden. Herr Dr. Heidsieck und Herr Kießling ergänzten, dass solche Mitarbeiterbeteiligungsprogramme bei börsennotierten Gesellschaft sehr weit verbreitet seien und dass das Programm im Übrigen auch steuerlich geprüft sei.

Herr Boguslawski bat um weitere Informationen über die Erfolgshürden, bei deren Erreichen die Phantomaktien ausgeübt werden könnten. Herr Gorenflos erklärte, dass ausschließlich der Börsenkurs Maßstab sei. Es gebe verschiedene Möglichkeiten für die Ausgestaltung von Erfolgshürden, wie etwa der Verlauf eines bestimmten Börsenindex. Die Aktionäre hätten sich aber gegen einen solchen Maßstab entschieden, sondern hielten den Börsenkurs der Gesellschaft für einen sinnvollen Erfolgsmaßstab. Die Hürden wie das gesamte MSP seien für fünf Jahre festgelegt. Dann sei es am Aufsichtsrat zu entscheiden, ob ein neues Mitarbeiterbeteiligungsprogramm aufgelegt werden solle oder nicht.

Im Anschluss daran fragte Herr Boguslawski, ob die Vorstandsverträge erfolgsabhängige Bestandteile enthielten, die mit Aktien vergütet würden. Herr Dr. Heidsieck und Herr Gorenflos erläuterten, dass die Vorstände ausschließlich ein Gehalt bezögen; erfolgsabhängige Vergütungen mit Aktien seien nicht vereinbart. Bezugsgrößen für den Bonus seien ausschließlich EBITDA und Net Income. Das MSP sei von der Vorstandsvergütung unabhängig.

Herr Berger fragte nach dem Verhältnis zwischen dem derzeit bestehenden Mitarbeiterbeteiligungsprogramm Management Equity Program (MEP) und dem geplanten MSP. Herr Gorenflos erläuterte, dass das MEP mit dem Börsengang abgewickelt werde, da es an einen sog. Exit gekoppelt sei. Unter Exit sei sowohl ein Börsengang als auch ein Verkauf der Gesellschaft zu verstehen. Das MSP sei ein vollständig neues Programm, das mit dem MEP nichts zu tun habe.

Nachdem es keine weiteren Fragen zum MSP gab, fasste der Aufsichtsrat einstimmig den folgenden **Beschluss**:

> **„Der Aufsichtsrat stimmt dem Mitarbeiterbeteiligungsprogramm Matching Stock Programm zu."**

Zu Punkt 8 der Tagesordnung:

> **„Zustimmung zum Beherrschungs- und Gewinnabführungsvertrag mit der Gottwald HoldCo 3 (drei) GmbH"**

Herr Dr. Heidsieck erläuterte, dass Tagesordnungspunkt 8 neu aufgenommen wurde. Hintergrund sei, dass die Gottwald HoldCo 3 (drei) GmbH aus steuerlichen Gründen nach der Einbringung in die Demag Cranes AG mit Wirkung vom nächsten Geschäftsjahr in den Konzernverbund eingeordnet werden müsse. Zu diesem Zweck werde ein Beherrschungs- und Gewinnabführungsvertrag zwischen der Demag Cranes AG und der

Gottwald HoldCo 3 (drei) GmbH geschlossen. Solche Verträge bestünden bereits jetzt zwischen den übrigen Zwischenholding-Gesellschaften sowohl der DCC- als auch der Gottwald-Gruppe.

Gemäß § 5 Abs. 1 (p) der Geschäftsordnung des Vorstands sei eine Zustimmung des Aufsichtsrats zu Geschäften erforderlich, die geeignet seien, die Vermögens-, Finanz- und/oder Ertragslage oder die Risikoposition der Gesellschaft grundlegend zu verändern. Bei einem Beherrschungs- und Gewinnabführungsvertrag habe die herrschende Gesellschaft – hier die Demag Cranes AG – die Pflicht, einen Verlust der beherrschten Gesellschaft – hier der Gottwald HoldCo 3 (drei) GmbH – auszugleichen. Da ein solcher Verlustausgleich Auswirkungen auf die wirtschaftliche Lage der Demag Cranes AG haben könne, solle vorsichtshalber eine Zustimmung des Aufsichtsrats eingeholt werden.

Herr Paschke ergänzte, dass Beherrschungs- und Gewinnabführungsverträge ein wichtiges Instrument für die Verrechnung von Verlustvorträgen seien. Derzeit gebe es keine Verlustvorträge bei Gottwald, wohl aber bei DCC. Herr Gorenflos wies darauf hin, dass die Demag Cranes AG eine Dividende nur dann zahlen könne, wenn sie einen entsprechenden Gewinn ausweisen könne. Mangels eigener Geschäftstätigkeit sei dies aber nur zu bewerkstelligen, wenn ihre Tochtergesellschaften den von ihnen erwirtschafteten Gewinn an die Demag Cranes AG abführten.

Daraufhin fasste der Aufsichtsrat einstimmig den folgenden **Beschluss**:

> **„Der Aufsichtsrat stimmt dem Beherrschungs- und Gewinnabführungsvertrag zwischen der Gesellschaft und der Gottwald HoldCo 3 (drei) GmbH zu. Der Vorstand wird beauftragt und ermächtigt, den Beherrschungs- und Gewinnabführungsvertrag abzuschließen und durchzuführen."**

Zu Punkt 9 der Tagesordnung:

„Sonstiges"

Herr Dr. Heidsieck teilte mit, dass die Hauptversammlung heute mit Wirkung vom 1. Juni 2006 als neue Anteilseignervertreter die Herren Karlheinz Hornung, Dr. Robert Koehler und Burkhard Schuchmann zu neuen Aufsichtsratsmitgliedern wählen werde und dass die Aufsichtsratsmitglieder Herr Kuhn, Prof. Pack und Herr Paschke ihre Mandate mit Ablauf des 31. Mai niedergelegt hätten.

Herr Dr. Heidsieck fragte die Arbeitnehmervertreter, ob sie sich inzwischen auf ein Vorgehen für die Aufnahme eines Vertreters der Gottwald-Arbeitnehmer in den Aufsichtsrat geeinigt hätten. Herr Berger verwies auf den Schriftverkehr mit Herrn von Hülsen und teilte mit, dass sich die Arbeitnehmervertreter bereit erklärt hätten, die gerichtliche Bestellung eines neuen Vertreters der Arbeitnehmer im Aufsichtsrat nach dem Börsengang in Angriff zu nehmen. Die Arbeitnehmervertreter seien grundsätzlich bereit, einen Vertreter der bei Gottwald beschäftigten Arbeitnehmer aufzunehmen. Wie besprochen, sei das Vorgehen so geplant, dass ein Arbeitnehmervertreter sein Amt niederlegen werde und dafür ein Vertreter von Gottwald vom Gericht bestellt werde.

Sodann erläuterte Herr Dr. Heidsieck, dass die Sitzung des Aufsichtsrats unmittelbar im Anschluss unterbrochen werde und dass die Sitzung nach der Hauptversammlung der Demag Cranes AG fortgesetzt werde, um aufgrund der Wahl neuer Mitglieder in den Aufsichtsrat den Präsidialausschuss und den Prüfungsausschuss neu zu besetzten. Ferner teilte der Vorsitzende mit, dass die Hauptversammlung der Demag Cranes AG die Einbringung der Gottwald HoldCo 3 (drei) GmbH und die damit zusammenhängende Sachkapitalerhöhung beschließen werde. Weitere Beschlüsse der Hauptversammlung beträfen die Schaffung eines genehmigten Kapitals, die Ermächtigung zum Erwerb eigener Aktien, die Zustimmung zum Beherrschungs- und Gewinnabführungsvertrag, die Wahl der neuen Aufsichtsratsmitglieder und die Verlegung des Gesellschaftssitzes von Wetter nach Düsseldorf. Der Registerrichter werde voraussichtlich bis Ende des Monats die Sachkapitalerhöhung in das Handelsregister eintragen.

Herr Möller erkundigte sich nach dem Ablauf der geplanten Sitzverlegung und wo die Holding ihre Geschäftsräume haben werde. Herr Kießling erläuterte, dass die Holding Räume in dem Bereich von Gottwald beziehen werde, in dem die Sitzung des Aufsichtsrats stattfand.

Sodann unterbrach Herr Dr. Heidsieck die Sitzung des Aufsichtsrats. Nach der Beendigung der Hauptversammlung der Demag Cranes AG wurde die Sitzung des Aufsichtsrats fortgesetzt.

Zu Punkt 10 der Tagesordnung:

„Neubesetzung der Ausschüsse des Aufsichtsrats"

Nach der Fortsetzung der Aufsichtsratssitzung und dem Aufruf des Tagesordnungspunkts 10 stellte Herr Dr. Heidsieck fest, dass die Hauptversammlung der Demag Cranes AG auf ihrer heutigen Sitzung als neue Vertreter der Anteilseigner im Aufsichtsrat mit Wirkung vom 1. Juni 2006 die Herren Karlheinz Hornung, Dr. Robert Koehler und Burkhard

Schuchmann gewählt hat. Die Niederlegung seines Aufsichtsratsmandats durch Herrn Paschke mache eine Neubesetzung der Ausschüsse des Aufsichtsrats erforderlich.

Herr Dr. Heidsieck erläuterte, dass Herr Schuchmann in den Präsidialausschuss und Herr Hornung in den Prüfungsausschuss gewählt werden solle. Herr Hornung solle auch zum Vorsitzenden des Prüfungsausschusses bestimmt werden solle. Herr Dr. Heidsieck wies darauf hin, dass Herr Hornung die Voraussetzungen des § 10 Abs. 1 der Geschäftsordnung des Aufsichtsrats erfülle. Als CFO der MAN AG verfüge Herr Hornung über besondere Kenntnisse und Erfahrungen in der Anwendung von Rechnungslegungsgrundsätzen und internen Kontrollverfahren.

Daraufhin fasste der Aufsichtsrat einstimmig den folgenden **Beschluss**:

> **„Dem Präsidialausschuss gehören mit Wirkung vom 1. Juni 2006 die Herren Dr. Heidsieck, Berger, Rosenthal und Schuchmann an. Herr Dr. Heidsieck bleibt Vorsitzender des Präsidialausschusses.**
>
> **Dem Prüfungsausschuss gehören mit Wirkung vom 1. Juni 2006 die Herren Berger, Gorenflos, Hornung und Rosenthal an. Herr Hornung wird mit Wirkung zum 1. Juni 2006 zum Vorsitzenden des Prüfungsausschusses bestimmt."**

Nach Abschluss der Aufsichtsratssitzung dankte Herr Dr. Heidsieck Herrn Kuhn, Prof. Pack und Herrn Paschke für ihre Mitarbeit im Aufsichtsrat der Demag Cranes AG und ihren qualifizierten Rat. Der Vorsitzende hob hervor, dass der Sachverstand von Herrn Kuhn und Prof. Pack dem Konzern im Aufsichtsrat der Demag Cranes & Components GmbH erhalten bleiben. Herr Paschke werde auch aus dem Aufsichtsrat der Demag Cranes & Components GmbH ausscheiden. Ebenfalls aus dem Aufsichtsrat der Demag Cranes & Components GmbH würden die Herren Gorenflos und Fischer ausscheiden. Deren Nachfolger stünden noch nicht fest. Herr Dr. Heidsieck teilte mit, dass er Vorsitzender beider Aufsichtsräte bleibe.

Herr Dr. Heidsieck teilte mit, dass das Datum der nächsten Aufsichtsratssitzung noch nicht feststehe. Herr Boguslawski bat darum, die Termine der zukünftigen Sitzungen möglichst bald festzulegen. Zahlreiche Daten in den kommenden Monaten seien bereits reserviert für andere Termine. Herr Dr. Heidsieck teilte ferner mit, dass gegenwärtig Gespräche geführt würden mit der Zielsetzung, Herrn Joos von seinen derzeit in der DCC GmbH wahrgenommenen Führungsaufgaben im Bereich Vertrieb und Service möglichst bald zu entlasten, damit er sich frei von operativen Führungsaufgaben in vollem Umfang auf die Führung des Gesamtunternehmens sowie auf die Belange der Investoren und

Analysten konzentrieren könne. Zu diesem Thema solle unmittelbar im Anschluss an die Aufsichtsratssitzung eine Sitzung des Personalausschusses stattfinden.

Sodann schloss Herr Dr. Heidsieck die Sitzung des Aufsichtsrates der Gesellschaft um 12:15 Uhr und dankte allen Teilnehmern für die rege Beteiligung und die kontroversen Diskussionen.

Wetter, den 24. Mai 2006

Dr. Horst Heidsieck

Demag Cranes AG

Resolution of the Supervisory Board / Beschluss des Aufsichtsrats

Preamble

(A) Under a senior credit facility agreement dated December 23, 2004 (the "**Felix Facilities Agreement**"), Demag Finance S.à r.l., Luxembourg, has received a loan from, *inter alia*, Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG, which is tranched into a senior credit facility in the amount of €565 million and a revolving credit facility in the amount of €275 million. At the same time, Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG made available to Demag Mezz S.à r.l., Luxembourg, a mezzanine credit facility in the amount of €100 million. (the "**Felix Mezzanine Facilities Agreement**"). An amount of €65 million under the Felix Facilities Agreement was not drawn and was thus terminated in February 2005, as was an amount of €25 million under the revolving credit facility of the Felix Facilities Agreement. As of March 31, 2006 a total amount of approximately €440.8 million was still outstanding under the Felix Facilities Agreement. The funds disbursed to Demag Finance S.à r.l. and Demag Mezz S.à r.l. were used, *inter alia*, for the purpose of refinancing the Demag Cranes Group. In the course of this, DCC HoldCo 5 (fünf) GmbH was provided approximately €101.8 million and USD 24.5 million, Gottwald Port Technology GmbH was provided approximately €65 million, DCC France HoldCo SA, Chalons-en-Champagne, France, was provided approximately €14.9 million and Demag Cranes & Components Ltd., Banbury,

Präambel

(A) Die Demag Finance S.à r.l., Luxemburg, hat unter einem Senior-Kreditvertrag vom 23. Dezember 2004 (das "**Felix Facilities Agreement**") von unter anderem der Commerzbank Aktiengesellschaft und der Bayerischen Hypo- und Vereinsbank AG Darlehen aufgenommen, aufgeteilt in eine Senior-Kreditfazilität in Höhe von EUR 565 Mio. und eine revolvierende Kreditlinie in Höhe von EUR 275 Mio. Gleichzeitig gewährten die Commerzbank Aktiengesellschaft und die Bayerische Hypo- und Vereinsbank AG der Demag Mezz S.à r.l., Luxemburg, eine Mezzanine-Kreditfazilität in Höhe von EUR 100 Mio. (das "**Felix Mezzanine Facilities Agreement**"). Ein Betrag von EUR 65 Mio. aus dem Felix Facilities Agreement wurde nicht in Anspruch genommen und im Februar 2005 ebenso gekündigt wie ein Betrag von EUR 25 Mio. aus der revolvierenden Kreditlinie des Felix Facilities Agreements. Zum 31. März 2006 stand noch ein Betrag von insgesamt rund EUR 440,8 Mio. unter dem Felix Facilities Agreement aus. Die von der Demag Mezz S.à r.l und der Demag Finance S.à r.l. aufgenommen Mittel wurden unter anderem an Gesellschaften des Demag Cranes-Konzerns weitergereicht. Im Zuge dessen wurden der DCC HoldCo 5 (fünf) GmbH rund EUR 101,8 Mio. und USD 24,5 Mio., der Gottwald Port Technology GmbH rund EUR 65 Mio., der DCC France HoldCo SA, Chalons-en-Champagne, Frankreich, rund EUR 14,9 Mio. sowie der Demag Cranes

England, was provided approximately GBP 10 million. A further amount of approximately €20 million borrowed under the Felix Mezzanine Facilities Agreement was paid to Gottwald Port Technology GmbH. As of March 31, 2006 the companies of the Demag Cranes Group had liabilities from these pass-through loans (together the "**Intercompany Loans**") of €188,570,250 owed to Demag Finance S.à r.l. and of €21,024,036 owed to Demag Mezz S.à r.l. Demag Cranes AG, DCC HoldCo 5 (fünf) GmbH, Gottwald Port Technology GmbH as well as other operating companies of the Demag Cranes Group have provided security interests as well as guarantees for the fulfilment of the borrowers' payment obligations under the Felix Facilities Agreement and the Felix Mezzanine Facilities Agreement. The security interests include, *inter alia*, pledges over shares, pledges over accounts, global assignment agreements as well as pledges over repayment claims under Intercompany Loans.

& Components Ltd., Banbury, England, rund GBP 10 Mio. gewährt. Aus unter dem Felix Mezzanine Facilities Agreement ausgereichten Mitteln wurden weitere rund EUR 20,0 Mio. an die Gottwald Port Technology GmbH gewährt. Aus diesen durchgereichten Darlehen (zusammen die "**Intercompany Loans**") hatten die Gesellschaften des Demag Cranes-Konzerns zum 31. März 2006 noch Verbindlichkeiten in Höhe von EUR 188.570.250 gegenüber der Demag Finance S.à r.l., und von EUR 21.024.036 gegenüber der Demag Mezz S.à r.l. Die Demag Cranes AG, die DCC HoldCo 5 (fünf) GmbH, die Gottwald Port Technology GmbH sowie weitere operative Gesellschaften des Demag Cranes-Konzerns haben unter dem Felix Facilities Agreement und dem Felix Mezzanine Facilities Agreement neben Garantien dingliche Sicherheiten für die Erfüllung der Zahlungsverpflichtungen der Kreditnehmer gestellt. Die dinglichen Sicherheiten umfassen unter anderem Anteilsverpfändungen, Kontoverpfändungen, Globalzessionen sowie die Verpfändung von Rückzahlungsansprüchen aus Intercompany Loans.

(B) At present, it is being considered to repay the Intercompany Loans and outstandings of the Demag Cranes Group under the revolving credit facility, to assure a financing of the Demag Cranes Group after the initial public offering on a stand-alone basis. Further, the lenders shall release guarantees and security interests provided by the companies of the Demag Cranes Group under a global deed of release and other documents according to local law (together the "**Global Deed of Release**").

(B) Es wird gegenwärtig erwogen, die Intercompany Loans und Verbindlichkeiten des Demag Cranes-Konzerns unter der revolvierenden Kreditlinie zurückzuführen, um eine Finanzierung des Demag Cranes-Konzern nach dem Börsengang auf einer stand-alone Basis sicherzustellen. Zudem sollen die Banken mittels einer globalen Freigabeurkunde und anderen Dokumenten nach örtlichem Recht (zusammen das "**Global Deed of Release**") die von den Unternehmen des Demag Cranes-Konzerns gestellten Garantien und dinglichen Sicherheiten freigeben.

(C) For the purpose of refinancing, the Demag Cranes Group intends to enter into a credit agreement providing a revolving credit facility in the amount of €325 Mio. with Commerzbank Aktiengesellschaft and Bayerische Hypo- und Vereinsbank AG as Mandated Lead Arrangers and Original Lenders, as well as Bayerische Hypo- und Vereinsbank as Facility Agent (the "**Castor Facility Agreement**") before listing of their shares. The credit facility under the Castor Facility Agreement is supposed to be available in euro or other currencies and can (also towards individual lenders) for example be utilized in form in the form of cash advances, bank guarantees, performance bonds and letters of credit. Borrowers (the "**Borrowers**") will include Demag Cranes AG, DCC HoldCo 5 (fünf) GmbH, Demag Cranes & Components GmbH and Gottwald Port Technology GmbH. In addition to the Borrowers DCC HoldCo 4 (vier) GmbH, Demag Cranes & Components Corp., Crane America Services Inc. and Gottwald HoldCo 4 (vier) GmbH (such companies together with the Borrowers being the "**Obligors**") will provide guarantees for all claims of the lenders under the Castor Facility Agreement. Furthermore, other companies of the Demag Cranes Group may enter into the Castor Facility Agreement as new Obligors in the future. The Castor Facility Agreement has a final maturity of five years. Interest rates will be based on EURIBOR (for benefits in euro) or LIBOR (for benefits in other currencies), whereby utilisations will initially be subject to a margin of 0.7 % per annum for each interest period, which margin will be subject to adjustments under various conditions.

(C) Zum Zwecke der Refinanzierung beabsichtigt die Demag Cranes AG, vor der Notierungsaufnahme ihrer Aktien einen Kreditvertrag über eine revolvierende Kreditlinie in Höhe von EUR 325 Mio. mit der Commerzbank Aktiengesellschaft und der Bayerischen Hypo- und Vereinsbank AG als Mandated Lead Arrangers und Original Lenders sowie der Bayerischen Hypo- und Vereinsbank als Facility Agent abzuschließen (das "**Castor Facility Agreement**"). Die Kreditlinie unter dem Castor Facility Agreement soll in Euro oder anderen Währungen verfügbar sein und kann (auch gegenüber einzelnen Kreditgebern) zum Beispiel in Form von Barauszahlungen, Bankgarantien, Gewährleistungsbürgschaften und Akkreditiven ausgenutzt werden. Als Kreditnehmer (die "**Borrowers**") werden die Demag Cranes AG, die DCC HoldCo 5 (fünf) GmbH, die Demag Cranes & Components GmbH sowie die Gottwald Port Technology GmbH auftreten. Neben den Borrowers werden die DCC HoldCo 4 (vier) GmbH, die Demag Cranes & Components Corp., die Crane America Services Inc. und die Gottwald HoldCo 4 (vier) GmbH (die vorgenannten Gesellschaften zusammen mit den Borrowers die "**Obligors**") Garantien für sämtliche Ansprüche der Kreditgeber unter dem Castor Facility Agreement abgeben. Ferner besteht die Möglichkeit, dass weitere Gesellschaften des Demag Cranes-Konzerns zukünftig als Obligors dem Castor Facility Agreement beitreten. Das Castor Facility Agreement soll zunächst eine Laufzeit von fünf Jahren haben. Die Verzinsung wird auf der Grundlage von EURIBOR (für Leistungen in Euro) oder LIBOR (für Leistungen in anderen Währungen) erfolgen, wobei anfänglich für Entnahmen eine Marge von 0,7 % pro Jahr für jeden Zinszeitraum aufgeschlagen wird, die unter

verschiedenen Bedingungen Anpassungen unterliegt.

The Castor Facility Agreement will have standard market restrictions with regard to incurring further financial indebtedness, the acquisition or the sale of assets and providing security. Furthermore, the Castor Facility Agreement contains covenants concerning certain key financial ratios which must be complied with during the term of the Castor Facility Agreement, including, *inter alia*, compliance with a fixed ratio of consolidated net senior debt to consolidated EBITDA, and of consolidated EBITDA to total net cash interest.

Das Castor Facility Agreement wird marktübliche Beschränkungen hinsichtlich der Möglichkeit der Aufnahme weiterer Verschuldung, des Erwerbs oder der Veräußerung von Vermögensgegenständen sowie der Gewährung von Sicherheiten enthalten. Zudem müssen gemäß dem Castor Facility Agreement Beschränkungen hinsichtlich bestimmter Finanzkennzahlen während der Laufzeit des Castor Facility Agreements beachtet werden, unter anderem festgelegte Verhältnisse von konsolidierten Nettogesamtverbindlichkeiten zu konsolidiertem EBITDA und von konsolidiertem EBITDA zur zahlungswirksamen Gesamtnettozinsbelastung.

I. Capitalized terms not otherwise defined in this document shall have the same meaning as in the Castor Facility Agreement referred to herein. The transactions referred to under para. (B) and (C) of this preamble are hereinafter collectively referred to as the "**Refinancing**".

I. Soweit großgeschriebene Wörter (das sind die im deutschen Text in englischer Sprache wiedergegebenen Begriffe) hier nicht anders definiert sind, haben sie dieselbe Bedeutung wie im Castor Facility Agreement. Die unter den Absätzen (B) und (C) der Präambel erwähnten Maßnahmen werden im Folgenden zusammen die "**Refinanzierung**" genannt.

Subject of the resolution was the approval for the implementation of certain transactions and the conclusion of certain agreements in connection with the Refinancing. The chairman of the audit board, Mr. Paschke, informed the supervisory board in its meeting on May 18, 2006 in Düsseldorf, about the Refinancing, contents of transactions and agreements to be concluded in the course of Refinancing are known to the supervisory board.

Gegenstand der Beschlussfassung war die Zustimmung zur Durchführung verschiedener Maßnahmen und zum Abschluss von Verträgen im Rahmen der Refinanzierung. Der Vorsitzende des Prüfungsausschusses, Hr. Paschke, hat den Aufsichtsrat in seiner Sitzung am 18. Mai 2006 in Düsseldorf über die Refinanzierung informiert, Inhalte der im Zuge der Refinanzierung vorzunehmenden Maßnahmen und abzuschließenden Verträge sind dem Aufsichtsrat bekannt.

II. In its session on 18 May 2006 in Düsseldorf, the quorate supervisory board has unanimously resolved as follows:

1. The supervisory board consents to all of the transactions, agreements and documents the implementation or conclusion of which is necessary in connection with the Refinancing, including the Castor Facility Agreement, the Global Deed of Release and the agreements and documents in the Castor Facility Agreement referred to as Finance Documents, as well as the repayment of Intercompany Loans. Further, the supervisory board consents to the handing over (and, as far as appropriate, execution) of all agreements which pursuant to or in connection with the Castor Facility Agreement are to be provided by Demag Cranes AG and/or its subsidiaries.

2. The supervisory board consents that Demag Cranes AG and/or its subsidiaries shall enter into and deliver all agreements which are referred to under no. 1 above and that they shall make all statements necessary or appropriate in connection therewith. Without limiting the generality of the foregoing approval, the supervisory board in particular consents to the entering of Demag Cranes AG and/or its subsidiaries into:

II. In seiner Sitzung am 18. Mai 2006 in Düsseldorf hat der beschlussfähige Aufsichtsrat einstimmig beschlossen:

1. Der Aufsichtsrat stimmt allen Maßnahmen, Verträgen und Dokumenten zu, deren Durchführung bzw. Abschluss im Rahmen der Refinanzierung notwendig ist, einschließlich dem Castor Facility Agreement, dem Global Deed of Release und den im Castor Facility Agreement als Finance Documents bezeichneten Verträgen und Dokumenten sowie der Rückführung der Intercompany Loans. Weiter stimmt der Aufsichtsrat der Aushändigung (und, soweit einschlägig, Ausfertigung) aller Verträge zu, die gemäß oder in Verbindung mit dem Castor Facility Agreement von der Demag Cranes AG und/oder ihren Tochtergesellschaften beizubringen sind.

2. Der Aufsichtsrat stimmt zu, dass die Demag Cranes AG und/oder ihre Tochtergesellschaften Verträge und Dokumente abschliessen und übergeben, die unter Nr. 1 oben erwähnt sind und sie in diesem Zusammenhang sämtliche erforderlichen oder dienlichen Erklärungen abgeben. Ohne den allgemeinen Charakter der vorstehenden Zustimmungserklärung einschränken zu wollen, stimmt der Aufsichtsrat insbesondere dem Abschluss folgender Verträge (wie im Castor Facility Agreement definiert) durch die Demag Cranes AG und/oder ihrer Tochtergesellschaften zu:

- the Castor Facility Agreement
- the Fee Letter
- any Ancillary Documents
- any Hedging Agreements
- any Transfer Certificate
- any Obligor Accession Agreement
- any Requests

3. The supervisory board further consents that Demag Cranes AG (i) amends or re-executes any of the agreements and documents referred to under no. 1 and no. 2 above, (ii) may execute all utilization requests provided for in any of such agreements and documents and shall execute all other documents and notices required or appropriate in connection therewith and (iii) enters into any further agreement, amendment or supplement after conclusion of the agreements referred to under no. 1 and no. 2 above which are necessary, appropriate or useful in the connection with the Refinancing.

4. The supervisory board consents that the members of the board of directors and any other persons acting in the name of Demag Cranes AG or one of its subsidiaries in connection with the foregoing shall be released from the restrictions of section 181 of the German Civil Code (BGB) (release from the restrictions of self-contracting and the restrictions in relation to representing several parties

- das Castor Facility Agreement
- den Fee Letter
- alle Ancillary Documents
- alle Hedging Agreements
- jedes Transfer Certificate
- jedes Obligor Accession Agreement
- alle Requests

3. Der Aufsichtsrat stimmt ferner zu, dass die Demag Cranes AG (i) jegliche Verträge und Dokumente, die unter Nr. 1 und Nr. 2 oben erwähnt sind, ändert oder neu abschließt, (ii) sämtliche in einem dieser Verträge und Dokumente vorgesehenen Auszahlungsanweisungen sowie sämtliche in diesem Zusammenhang erforderlichen oder zweckdienlichen Dokumente und Mitteilungen ausfertigt bzw. abgibt und (iii) nach Abschluss der unter Nr. 1 und Nr. 2 genannten Verträge weitere Verträge, Nachträge oder Ergänzungen abschließt, die im Zusammenhang mit der Refinanzierung notwendig, zweckmäßig oder nützlich sind.

4. Der Aufsichtsrat stimmt der Befreiung der Mitglieder des Vorstands und aller anderen Personen, welche die Demag Cranes AG oder eine ihrer Tochtergesellschaften im vorstehenden Zusammenhang vertreten, von den Beschränkungen des § 181 BGB zu (Befreiung von den Beschränkungen des Selbstkontrahierens und der Mehrfachvertretung).

at the same time).

5. The supervisory board consents that the members of the board of directors issue powers of attorney in connection with the Refinancing and release their authorized representatives from the restrictions of section 181 of the German Civil Code (BGB) (release from the restrictions of self-contracting and the restrictions in relation to representing several parties at the same time).

5. Der Aufsichtsrat stimmt zu, dass die Mitglieder des Vorstands im Zusammenhang mit der Refinanzierung Vollmachten erteilen und die Vertreter von den Beschränkungen des § 181 BGB (Befreiung von den Beschränkungen des Selbstkontrahierens und der Mehrfachvertretung) befreien.

I herewith confirm that this resolution was adopted by me, the chairman of the supervisory board, in the meeting on May 18, 2006.

Diese Beschlussfassung wurde von mir, dem Vorsitzenden des Aufsichtsrats, in der Sitzung am 18. Mai 2006 so festgestellt.

The German version of this document shall be binding.

Die deutsche Fassung dieser Niederschrift ist verbindlich.

Dr. Horst Heidsieck
Chairman of the supervisory board

Düsseldorf, 18 May 2006

by: [signature]

name: Dr. Horst Heidsieck

Dr. Horst Heidsieck
Vorsitzender des Aufsichtsrats

Düsseldorf, 18. Mai 2006

durch: [signature]

Name: Dr. Horst Heidsieck

DEMAG CRANES AG

G

Demag Cranes AG · Postfach 67 · 58286 Wetter · Germany

Der Vorstand der Demag Cranes AG fasst gemäß § 5 Abs. 2 der Satzung den folgenden
Beschluss:

Die Aktien der Gesellschaft werden in einer Globalurkunde verbrieft, die ausschließlich zur Verwahrung bei der Clearstream Banking AG bestimmt ist.

Die Form der Globalurkunde ergibt sich aus dem als **Anlage** diesem Beschluss beigefügten Muster.

Düsseldorf, 2. Juni 2006

Harald Joachim Joos

Dirk Kießling

Vorstandsvorsitzender: Dipl.-Ing. Harald Joachim Joos
Finanzvorstand: Dipl.-Kfm. Dirk Kießling
Aufsichtsratsvorsitzender: Dr. Horst Heidsieck
Sitz der Gesellschaft: Wetter an der Ruhr
Registergericht: Amtsgericht Hagen, HRB 7384

Ust.-Id.Nr. DE814661567 St.-Nr. 348/5837/0926
HypoVereinsbank, München
Kto.-Nr. 6 729 408, BLZ 700 202 70
IBAN DE56 7002 0270 0005 7294 08

Demag Cranes AG
Postfach 67, 58286 Wetter
Ruhrstraße 28, 58300 Wetter
Telefon: +49 (0) 23 35 92 45-0

H

DCC HOLDCO 3 (DREI) GmbH, WETTER
AND
GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

COMBINED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
STANDARDS (IFRS) FOR THE YEAR ENDED
SEPTEMBER 30, 2005, COMPARATIVE INFORMATION FOR THE YEARS
ENDED SEPTEMBER 30, 2004 AND 2003

DCC AND GOTTWALD

COMBINED INCOME STATEMENT

	Note	2005	2004	2003
			(in t€)	
Sales	3	881,593	810,129	843,996
Cost of sales		(654,038)	(621,736)	(695,902)
Gross Profit		**227,555**	**188,393**	**148,094**
R & D expense	5	(17,134)	(20,183)	(35,729)
Selling, general and administrative expense	6	(190,549)	(168,084)	(174,116)
Other operating income (expense), net	7	15,571	6,220	5,821
Profit Share on associated companies	8	669	782	689
Earnings before interest and taxes (EBIT)		**36,112**	**7,128**	**(55,241)**
Interest and similar income/(expense), net	9	(33,575)	(37,168)	(12,277)
Earnings before tax (EBT)		**2,537**	**(30,040)**	**(67,518)**
Income tax credit/(expense)	10	(2,035)	10,574	21,653
Net income after tax (NIAT)		**502**	**(19,466)**	**(45,865)**

The accompanying notes are an integral part of the combined financial statements.

DCC AND GOTTWALD
COMBINED BALANCE SHEET

	Note	September 30 2005	2004	2003
			(in t€)	
Goodwill	11	119,729	118,648	119,085
Other intangible assets	11	60,108	59,885	68,646
Property, plant + equipment	12	123,229	159,667	180,536
Investment property	13	21,622	1,162	1,839
Investments in associates	14	11,480	10,870	10,800
Other investments	15	1,010	860	792
Unamortized debt issuance cost	16	5,202	7,305	13,748
Long-term trade receivables	17	3,373	3,662	4,506
Other long-term assets	18	4,853	8,453	3,775
Deferred tax assets	19	75,576	67,679	53,274
Total non-current assets		**426,182**	**438,191**	**457,001**
Inventories	20	169,289	167,365	194,247
Advance payments made		892	1,205	1,277
Accounts receivable	21,22	151,040	145,656	160,984
Short-term financial receivables		57,890	18,379	6,754
Income tax receivables		306	213	0
Other current assets	23	18,935	20,214	38,123
Cash and cash equivalents	24	43,166	35,516	45,537
Total current assets		**441,518**	**388,548**	**446,922**
Total assets		**867,700**	**826,739**	**903,923**
Shareholders investment		235,777	135,601	55,340
Revaluation, hedging, translation reserves, actuarial gains & losses (SORIE)		(9,339)	(4,128)	(6,962)
Retained Earnings, net of minorities		(65,931)	(66,401)	(46,514)
Equity attributable to equity holders of the parent	25	**160,507**	**65,072**	**1,864**
Minority interest		84	0	0
Total equity		**160,591**	**65,072**	**1,864**
Long-term interest-bearing loans and borrowings	26	264,181	323,698	396,050
Pension plans and similar commitments	28	139,422	122,188	124,937
Long-term provisions	31	7,446	7,158	10,174
Other long-term liabilities	29	27,041	32,814	31,936
Deferred tax liabilities	19	18,975	20,036	22,233
Non-current liabilities		**457,065**	**505,894**	**585,330**
Short-term interest-bearing loans and borrowings and current maturities of long-term debt	30	15,151	17,080	16,706
Accounts payable		65,189	74,111	62,681
Advance payments received		57,083	47,638	73,915
Short-term provisions	31	21,005	24,928	46,778
Accrued tax liabilities (income/trade)		7,414	7,630	24,313
Other short-term liabilities	32	84,202	84,386	92,336
Total current liabilities		250,044	255,773	316,729
Total liabilities and shareholders' equity		**867,700**	**826,739**	**903,923**

The accompanying notes are an integral part of the combined financial statements.

DCC UND GOTTWALD
COMBINED STATEMENT OF CASH FLOW

	2005	2004	2003
		(in t€)	
Net income after tax	**502**	**(19,466)**	**(45,865)**
Depreciation & amortization	32,744	38,115	55,743
Interest income/expense, net	33,575	37,168	12,277
Income taxes	2,035	(10,574)	(21,653)
Subtotal	**68,856**	**45,243**	**502**
Change in inventory	1,530	24,900	78,274
Change in accounts receivable (trade)	(2,461)	15,100	23,845
Change in accounts payable (trade)	(11,598)	12,792	2,618
Change in advance payments, net	8,750	(26,050)	5,568
Contributions to pension funds	(984)	(968)	0
(Gain) loss on disposal of fixed assets	(2,195)	(1,152)	(354)
change in other assets/liabilities	(12,007)	(43,080)	(31,009)
Cash Flow from operations before interest & taxes	**49,891**	**26,785**	**79,444**
Net interest payments	(23,301)	(16,196)	(12,581)
Income tax payments	(6,789)	(5,645)	(4,300)
Cash Flow from operating activities	**19,801**	**4,944**	**62,563**
Acquisitions (purchase price + debt)	(1,275)	(10,376)	(6)
Desinvestments	200	10,845	
Capital expenditure	(22,571)	(22,207)	(25,267)
Disposal proceeds	13,649	15,397	5,569
Cash Flow from investing activities	**(9,997)**	**(6,341)**	**(19,704)**
Free cash flow before financing*	***9,804***	***(1,397)***	***42,859***
Increase (decrease) in debt **	(103,706)	(12,617)	(83,058)
Other changes in equity	100,144	3,696	(283)
Cash Flow from financing activities	**(3,562)**	**(8,921)**	**(83,341)**
Effect of foreign exchange rate changes in free cash flow	(781)	676	3,942
Net increase/(decrease) in cash and cash equivalents	**5,461**	**(9,642)**	**(36,540)**
Cash and cash equivalents at the beginning of the year	35,516	45,537	82,394
Effect of foreign exchange rate changes on cash	2,189	(379)	(317)
Cash and cash equivalents at the end of the year	**43,166**	**35,516**	**45,537**
Free cash flow before financing, interest and tax payments*	***39,894***	***20,444***	***59,740***

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 4.*

** Memo:

	2005	2004	2003
Repayment of Siemens vendor loan note		(27,535)	
Repayment of vanilla loan note	(18,185)		
Scheduled repayment of senior debt	(4,585)	(7,540)	(6,801)
Mandatory and voluntary repayment of senior debt	(41,696)	(82,155)	
Repayment of mezzanine debt	(30,904)		
Mezzanine loan borrowings	20,000	30,000	
Senior loan borrowings	65,000		
Increase (decrease) in other financial debt	(93,336)	74,613	(76,257)
	(103,706)	**(12,617)**	**(83,058)**

The accompanying notes are an integral part of the combined financial statements.

DCC AND GOTTWALD

COMBINED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Fair value of effective portion of cash flow hedges		1,330	(1,330)
Fair value of available-for-sale financial instruments	27	(7)	4
Recognized actuarial gains and losses	(8,708)	2,293	(1,510)
Foreign exchange translation differences	3,470	(782)	(4,126)
Net Income recognized directly in equity	**(5,211)**	**2,834**	**(6,962)**
Net income after tax	502	(19,466)	(45,865)
Total recognized income and expenses for the year	**(4,709)**	**(16,632)**	**(52,827)**

The accompanying notes are an integral part of the combined financial statements.

DCC AND GOTTWALD

COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

	Shareholders Investment	Retained earnings	Statement of recognized income and expenses (SORIE)	Minority Interests	Total equity (gross)
			(in t€)		
Balance at October 1, 2002 . . .	55,340	(650)		0	54,690
Net income after tax		(45,864)			(45,864)
Other changes			(6,962)		(6,962)
Balance at September 30, 2003	**55,340**	**(46,514)**	**(6,962)**	**0**	**1,864**
Net income after tax		(19,467)			(19,467)
Other changes	80,261	(420)	2,834		82,675
Balance at September 30, 2004	**135,601**	**(66,401)**	**(4,128)**	**0**	**65,072**
Net income after tax		502			502
Other changes	100,176	(32)	(5,211)	84	95,017
Balance at September 30, 2005	**235,777**	**(65,931)**	**(9,339)**	**84**	**160,591**

The accompanying notes are an integral part of the combined financial statements.

DCC AND GOTTWALD
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1) Business description and basis of combination

On September 24, 2002 private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, the DCC and the Gottwald business (the "Acquisition").

DCC HoldCo 3 (drei) GmbH is the parent company of the DCC group, one of the two leading providers of industrial cranes and components with worldwide coverage. Gottwald HoldCo 3 (drei) GmbH is the leading company of the Gottwald group, the world's number one producer of mobile harbor cranes and a pioneer in automated container handling and integrated software solutions.

DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation (*Aktiengesellschaft*).

The Combined financial statements have been prepared in accordance with International Financial Standards ("IFRS") solely for the purposes of presenting financial information of the combined group ("the Group") for potential investors and may not be consistent with the financial results that would have resulted had the groups been consolidated prior to September 30, 2005.

The combined business activities of DCC and Gottwald as shown herein are the development, manufacturing and distribution of industrial cranes and services (DCC) and development, manufacturing and distribution of port technology (Gottwald). The operations included in the Combined financial statements economically correspond to the currently planned future operating activities of DCC and Gottwald.

These Combined Financial Statements do not represent published accounts of a legally existing entity but are set up to present the comparable history of the combined unit. The combined unit has historically functioned independently as subsidiaries of Demag Holding.

As Combined financial statements have not been prepared previously, either under IFRS or under any other GAAP, the reconciliations which would otherwise be required under IFRS 1.39 are not considered necessary.

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Demag Holding will not continue to provide financing or these services on an ongoing basis.

Had the business been fully integrated throughout the periods presented, the financial position, results of operations and cash flows of the combined DCC group and Gottwald group might have been different. Accordingly, the Combined financial statements do not purport either to represent what the financial condition, results of operations and cash flows would actually have been if the combination of the businesses of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH had taken place on October 1, 2002 or to project the financial position, results of operations and cash flows for any future period or at any future date.

The Combined financial statements of DCC and Gottwald for the financial year ended September 30, 2005 with comparative information for the financial years ended September 30, 2004, September 30, 2003 were derived from the audited Consolidated financial statements of DCC HoldCo 3 (drei) GmbH and the audited Consolidated financial statements of Gottwald HoldCo 3 (drei) GmbH, each covering the same periods. Each of these Consolidated financial statements include voluntarily the opening balance sheet as of October 1, 2002. As this information is not necessarily required under IFRS 1.6, the opening balance sheet has not been included in the Combined financial statements.

1) Business description and basis of combination (Continued)

All notes fully reflect the aggregation of the Consolidated financial statements of DCC and Gottwald with appropriate changes made in view of the size of the combined entity as well as changes made to the format of presentation of information. Eliminations of intercompany transactions between DCC and Gottwald have been made as necessary (see also note 2 "Significant accounting policies" to the Combined financial statements).

For the financial periods presented, DCC HoldCo 3 (drei) GmbH had no participation in Gottwald HoldCo 3 (drei) GmbH. Therefore the equity in the Combined financial statements is a mere addition of the equity figures of the consolidated DCC HoldCo 3 (drei) GmbH and the consolidated Gottwald HoldCo 3 (drei) GmbH and has been presented as shareholders investment.

2) Significant accounting policies

The Combined financial statements were authorized for issue on April 21, 2006.

Statement of compliance

The Combined financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB). These financial statements carry comparative data for all three years of the DCC Group and the Gottwald Group. All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective on September 30, 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods. IAS 24 "Related Parties" has been applied in the version of January 1986.

Basis of preparation

The Combined financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on an historical cost basis with the exception that derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale are stated at their fair value. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The results form the basis of making the judgments about carrying values of assets and liabilities are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year. The most significant of these are listed in Note 38 ("Accounting estimates and judgments").

The accounting policies set out below have been applied consistently to all periods presented in these Combined financial statements and by all Group entities.

2) Significant accounting policies (Continued)

Basis of Consolidation

The Combined financial statements include the consolidated financial statements of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH and substantially all directly or indirectly controlled subsidiaries. Certain group entities, which are accounted for at cost and recorded under Shares in affiliated companies, have not been included in these financial statements because their aggregated effect on net sales, net income (loss) and shareholders' equity was immaterial.

Associated companies in which the Group – directly or indirectly – has the ability to exercise significant influence over operating and financial policies (generally 20% to 50% of the ownership interests) are accounted for in accordance with the equity method.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are accounted for in accordance with IAS 31 using the equity method.

Investments in which the Group does not control or exercise significant influence (generally less than 20% ownership) are accounted for at fair value or at cost, if fair values cannot be determined on a reasonable basis. They are disclosed as other share investments.

All significant intercompany transactions between DCC and Gottwald (sales and cost of sales respectively) have been eliminated in the combination procedure.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Euro at foreign exchange rates ruling at the dates the fair value was determined.

The assets and liabilities of foreign subsidiaries where the functional currency is different from Euro are translated using the exchange rates at the end of each financial year, while the statements of income are translated using the average exchange rates during the period.

Differences that arise from the translation of assets and liabilities in comparison to the translation of the previous period are shown as translation adjustments within the changes in the Statement of recognized income and expense (SORIE). These adjustments result mainly from companies in the US, U.K., Brazil, India and Switzerland.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense). Financing related foreign currency transaction gains and losses are included in interest and similar income (expense).

2) Significant accounting policies (Continued)

The exchange rates, expressed in foreign currency per Euro, of the significant currencies of non-Euro countries used for the consolidated financial statements were as follows:

		Year-end exchange rate September 30			Average rate for the year ending September 30		
Country	ISO code	2005	2004	2003	2005	2004	2003
USA	USD	1.2042	1.2409	1.1597	1.2717	1.2166	1.0843
United Kingdom	GBP	0.6820	0.6868	0.6955	0.6877	0.6792	0.6770
Switzerland	CHF	1.5561	1.5524	1.5391	1.5447	1.5492	1.4992
Brazil	BRL	2.6683	3.5205	3.3979	3.2769	3.5952	3.5856
India	INR	53.0714	56.7596	53.2012	56.0073	55.3612	51.3136

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

Sales

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. For product sales that require installing the product at the customer location, which is essential to the functionality of the product sold, sales are recognized when the equipment has been delivered to and installed at the customer location. Concerning multi-component-contracts the recognition of sales from goods sold and services rendered are separated. Sales from services are recognized either after the service is rendered or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Some sales from major customer specific long-term projects are recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. Contract loss provisions are established in the period when the current estimate of total contract costs exceeds total contract revenue.

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income.

The Gottwald group sells some machines to leasing companies, which then enter into lease agreements with the end-user for periods normally ranging from one to five years. Under certain conditions, Gottwald is obligated to repurchase the machine from the leasing company or to reimburse the leasing company for economic losses incurred through a default by the end-user. Gottwald's revenue recognition policy for machine sales under such arrangements depends upon the terms of the underlying lease agreement. If, based on the terms of the lease agreement, Gottwald retains substantial risks of ownership in the leased machine, the related assets and financial liabilities are included in the balance sheet and sales and gross profits are recognized over the lease term. If substantial risks of ownership are not retained, revenue is recognized in full upon shipment or delivery, consistent with normal sales.

Cost of Sales

The Cost of sales includes costs directly attributable to the production process.

2) Significant accounting policies (Continued)

Research and Development Expenses

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Derivative Financial Instruments

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

Goodwill

Business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

Intangible Assets

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

2) Significant accounting policies (Continued)

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Group has sufficient resources to complete the development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses.

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditure on intangible assets is capitalized only if it significantly increases the future economic benefits embodied in the specific asset to which it relates and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Group amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) are not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the reporting unit.

Table of estimated useful lives for intangible assets

	Average useful life
Order and production backlog	1 year
Patents, licenses and similar rights	5 years
Capitalized development projects	5 years
Brands	Indefinite
Software	3 years
Service contracts	6 years

Property, plant and equipment

Property, plant, and equipment are valued at acquisition cost less accumulated depreciation and any impairment in value (see below). Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses (see below).

Major repairs and maintenance projects are recognized in the carrying amount of an item of property, plant and equipment if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost related to the project can be measured reliably. Cost of its

2) Significant accounting policies (Continued)

dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as incurred.

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Parts of an item of property, plant and equipment with costs that are significant in relation to the total cost or with useful lives that are significantly different to those of other parts are depreciated separately.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or – if reflecting actual economic use – using the declining-balance method until the straight-line method yields larger expenses.

The following estimated useful lives are used:

	Average useful life
Factory and office buildings	25 to 33 years
Other buildings	8 to 25 years
Technical machinery & equipment	5 to 12 years
Furniture & office equipment	3 to10 years
Vehicles	5 to 8 years
IT equipment and hardware	3 to 5 years

Investment property

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model. Depreciation is recognized as described in property plant and equipment and is expensed in the income statement.

Other Investments

The Group does not hold any securities classified as trading or held-to-maturity. Debt securities for which the Group does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items, such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Group on the date it commits to purchase/sell the investments.

Unamortized debt issuance cost

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

2) Significant accounting policies (Continued)

Inventories

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

Accounts receivable

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

Other current assets

Other current assets are stated at their cost less provisions to reflect realizable value.

Cash and cash equivalents

The Group considers all highly liquid investments to be cash equivalents.

Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as expense in the income statement as incurred.

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by determining the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rate bonds that have maturity dates approximating to the terms of the Group's obligations.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. If the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement. Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate assumptions used reflect the rates available as of balance sheet date on high quality fixed income debt instruments that have maturity dates approximating to the terms of the Group's obligations.

2) Significant accounting policies (Continued)

Provisions

A provision is recognized in the balance sheet if the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

In the ordinary course of business, the Group's subsidiaries observe the existing environmental laws and regulations. Therefore they have made provisions for the estimated financial impact of environmental clean up related cost. The Group accrues for losses associated with environmental remediation obligations, when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations are generally recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

A provision for restructuring is recognized through the Income statement when the Group has approved and announced a restructuring plan. Only where the plan is associated with an acquisition and the plan is in existence at the date of acquisition, these amounts are reflected in the purchase price allocation and result in an increase in goodwill. All changes in estimates are recorded through income statement. Future operating costs are not provided for.

A provision for onerous contracts is recognized in the case that the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Accounts payable

Trade and other payables are stated at cost.

Impairment and recoverability of assets

The carrying amounts of the Group's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Group's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate

2) Significant accounting policies (Continued)

(i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect to a receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3) Sales

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Sales of Goods	598,946	544,573	592,772
Other sales	282,647	265,556	251,224
Total sales	**881,593**	**810,129**	**843,996**

Other sales include revenues from services.

Sales to customers presented by geographic region are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Germany	181,786	181,202	192,169
Europe (excluding Germany)	367,690	305,698	338,853
The Americas	155,347	132,289	148,518
Other regions	176,770	190,940	164,456
Total sales	**881,593**	**810,129**	**843,996**

4) Segment Reporting

The Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segments" and also in the secondary segment reporting format "geographical segments". This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

4) Segment Reporting (Continued)

Primary reporting format (business segments)

The Group has three reportable segments based on the nature of products and services provided, which are Industrial Cranes, Port Technology and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. In the "Port Technology" segment the Group develops, manufactures, assembles, delivers and maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions. The "Services" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here. The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and
- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof).

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

4) Segment Reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

Revenues (by segment)	Year ended September 30		
	2005	2004	2003
		(in t€)	
Industrial Cranes	409,915	393,563	439,728
Port Technology	237,069	194,917	183,423
Services	234,609	221,649	220,845
Total revenues*	**881,593**	**810,129**	**843,996**
* *thereof intersegment sales*	*15,720*	*5,599*	*6,115*

Gross profit (by segment)	Year ended September 30		
	2005	2004	2003
		(in t€)	
Industrial Cranes	103,397	87,368	111,462
Port Technology	52,000	43,622	43,699
Services	86,748	74,790	78,217
Adjusted gross profit	**242,145**	**205,780**	**233,378**
Adjustments (unallocated non-segmental):			
+/- Effects from Purchase accounting in inventory		459	(59,585)
- Effects from Purchase accounting deprec./amortiz.	(11,791)	(16,372)	(21,100)
- Adjustments for one off effects	(2,799)	(1,474)	(4,599)
Gross profit	**227,555**	**188,393**	**148,094**

Segment profit (adjusted EBIT)	Year ended September 30		
	2005	2004	2003
		(in t€)	
Industrial Cranes*	1,265	(15,883)	(1,661)
Port Technology	20,382	15,549	9,587
Services	42,347	34,445	44,270
Segment profit (adjusted EBIT)	**63,994**	**34,111**	**52,196**
Adjustments (unallocated non-segmental):			
+/- Effects from Purchase accounting in inventory		459	(59,585)
- Effects from Purchase accounting deprec./amortiz.	(11,791)	(16,372)	(31,765)
- adjustments for one off effects **	(14,576)	(9,380)	(14,397)
- Adjustments for Holding charges	(1,515)	(1,690)	(1,690)
EBIT	**36,112**	**7,128**	**(55,241)**
* *thereof share of profit in associated companies*	*669*	*782*	*689*
** *thereof:*			
Restructuring/Consulting	*(13,802)*	*(6,927)*	*(3,503)*
Severance & Redundancy Costs	*(12,281)*	*(6,142)*	*(4,592)*
Profit from divestments	*2,717*	*4,115*	
Other	*8,790*	*(426)*	*(6,302)*

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag

4) Segment Reporting (Continued)

Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

Secondary reporting format (geographical segments)

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

	Year ended September 30		
	2005	2004	2003
		(in m€)	
Germany	182	181	192
Europe (excluding Germany)	368	306	339
The Americas	155	132	149
Other regions	177	191	164
	882	**810**	**844**

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Segment profit (Adjusted EBIT)	**63,994**	**34,111**	**52,196**
+ Depreciation/Amortization	20,954	21,744	23,979
Adjusted EBITDA	**84,948**	**55,855**	**76,175**

For cash flow purposes the Group does not manage its cash flow by segment, it does manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cash flow from operating activities	19,801	4,944	62,563
Cash flow from investing activities	(9,997)	(6,341)	(19,704)
Free Cash flow before financing	**9,804**	**(1,397)**	**42,859**
Net interest payments	23,301	16,196	12,581
Income tax payments	6,789	5,645	4,300
Free Cash flow before financing, interest and tax payments	**39,894**	**20,444**	**59,740**

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable.

4) Segment Reporting (Continued)

These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

5) Research & development expense

	Year ended September 30		
	2005	2004	2003
		(in t€)	
R&D expenses	(21,722)	(21,150)	(35,729)
Capitalized development expenses	4,588	967	0
Total R&D expenses	**(17,134)**	**(20,183)**	**(35,729)**

For further information on capitalized development expenses please refer to Note 11 (Intangible assets and Goodwill).

6) Selling, general and administrative expense

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Marketing & selling expenses	(122,682)	(111,395)	(126,687)
General & administration expenses	(67,867)	(56,689)	(47,429)
Selling, general and administrative expenses	**(190,549)**	**(168,084)**	**(174,116)**

Selling expenses include sales commissions to agents.

7) Other operating income and expense

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Foreign currency transaction gains	3,734	1,289	5,330
Foreign currency transaction losses	(2,408)	(2,005)	(6,301)
Gains on disposal of non-current assets	5,641	5,621	1,627
Losses on disposal of non-current assets	(3,582)	(4,469)	(1,273)
Other restructuring expenses		(1,017)	(1,355)
Income from the release of other accruals	6,934	504	2,164
Rental income from investment properties	118	216	281
Income from reversal of impairment	3,710		
Miscellaneous, net	1,424	6,081	5,348
Other operating income (expense), net	**15,571**	**6,220**	**5,821**

8) Profit share on associated companies

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Share of profit in MHE Demag Singapore	669	782	689
Total	**669**	**782**	**689**

Share of profits of associates relates to DCC's 50% participation in MHE Demag Pty. Ltd. Singapore.

9) Interest and similar income (expense) net

	Year ended September		
	2005	2004	2003
		(in t€)	
Currency gains	2,650	7,161	29,466
Currency losses	(2,345)		
Mark-to-market revaluation from interest rate swaps	(698)	(570)	
Amortization of debt issuance cost	(9,558)	(9,719)	(2,846)
Interest on Vanilla loan	(615)	(7,015)	(8,016)
Interest on Vendor loan		(5,292)	(12,058)
Interest on Senior Credit Facility	(2,961)	(9,345)	(11,598)
Interest on Mezzanine Credit Facility	(2,806)	(1,758)	
Interest expense on pension provision	(7,303)	(6,906)	(7,404)
Interest expense on LT provision	(848)	(1,219)	(1,325)
Expected interest return on plan assets	515	514	(207)
Other interest and similar expense	(9,606)	(3,019)	1,711
Interest and similar income (expense), net	**(33,575)**	**(37,168)**	**(12,277)**

As of January 31, 2005 the Vanilla loan associated with Gottwald has been repaid.

In 2003 the mark-to-market effect from the interest rate swaps, t€ 2,071, was charged through equity (t€ 1,268 net of deferred taxes). This charge was reversed through the income statement within the financial year 2004. The hedging requirements were not met any more, because the underlying credit agreements were eliminated due to refinancing measures.

10) Income tax credit/(expense)

As of September 30, 2005, deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39%. Deferred taxes for foreign companies are based on enacted local tax rates.

10) Income tax credit/(expense) (Continued)

Income tax credit/(expense) for the year ending September 30, 2005 and the comparative prior years consisted of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current income taxes			
Germany	(799)	(1,502)	(625)
Other countries	(4,321)	(7,971)	(4,012)
Subtotal	**(5,120)**	**(9,473)**	**(4,637)**
Deferred taxes			
Germany	2,040	18,027	25,249
Other countries	1,045	2,020	1,041
Subtotal	**3,085**	**20,047**	**26,290**
Income tax credit/(expense)	**(2,035)**	**10,574**	**21,653**

Income tax credit/(expense) differs from German expected blended tax rate (39%) as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Calculated tax credit/(expense) at aggregate German rate	(1,039)	11,676	26,395
German trade tax and other foreign taxes	(212)	553	2,392
Change in valuation allowances	(3,000)	2,983	(7,739)
Other permanent differences	2,216	(4,638)	605
Income tax credit/(expense)	**(2,035)**	**10,574**	**21,653**

In the year ending September 30, 2005 t€ 3,000 of valuation allowance on the deferred tax asset for losses carried-forward was released in a German entity of DCC based on improved future expectations and the corresponding improved recoverability of the tax asset,

Deferred tax credit/(expense) recognized directly in equity is as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Relating to hedging			742
Relating to actuarial gains and losses in pensions	5,198	856	(388)
Relating to others	125		
	5,323	**856**	**354**

For information on deferred tax assets and liabilities please refer to Note 19) ("Deferred tax assets and liabilities").

11) Intangible assets and Goodwill

	Goodwill	Brands	Patents	Capitalized development cost under construction	Capitalized development cost	Software	Others	Other intangible assets	Total
					(in t€)				
Cost									
Balance at October 1, 2002	119,443	27,261	15,418			3,379	47,437	93,495	212,938
Additions			201			462	4,484	5,147	5,147
Disposals	(354)						(19,610)	(19,610)	(19,964)
Reclassifications	(4)						49	49	45
Other changes									
Effect of movements in foreign exchange			(5)				(137)	(142)	(142)
Balance at September 30, 2003	**119,085**	**27,261**	**15,614**	**0**	**0**	**3,841**	**32,223**	**78,939**	**198,024**
Balance at October 1, 2003	119,085	27,261	15,614			3,841	32,223	78,939	198,024
Additions	173			967		4,178	1,054	6,199	6,372
Disposals	(610)					(1,104)	(356)	(1,460)	(2,070)
Reclassifications			(412)			8,247	(7,640)	195	195
Other changes									
Effect of movements in foreign exchange			(3)			1	(59)	(61)	(61)
Balance at September 30, 2004	**118,648**	**27,261**	**15,199**	**967**	**0**	**15,163**	**25,222**	**83,812**	**202,460**
Balance at October 1, 2004	118,648	27,261	15,199	967		15,163	25,222	83,812	202,460
Additions	1,150		82	4,045	544	3,365	172	8,208	9,358
Disposals	(200)		(97)			(3,444)		(3,541)	(3,741)
Reclassifications	84			(442)	442	814	(613)	201	285
Other changes	27								27
Effect of movements in foreign exchange	20		2			57	53	112	132
Balance at September 30, 2005	**119,729**	**27,261**	**15,186**	**4,570**	**986**	**15,955**	**24,834**	**88,792**	**208,521**

11) Intangible assets and Goodwill (Continued)

	Goodwill	Brands	Patents	Capitalized development cost under construction	Capitalized development cost	Software	Others	Other intangible assets	Total
					(in t€)				
Amortization and impairment losses									
Balance at October 1, 2002									
Amortization for the year			(3,116)			(1,331)	(25,220)	(29,667)	(29,667)
Impairment charge									
Reversal of impairment losses									
Disposals							19,348	19,348	19,348
Other changes									
Effect of movements in foreign exchange			1				25	26	26
Balance at September 30, 2003	**0**	**0**	**(3,115)**	**0**	**0**	**(1,331)**	**(5,847)**	**(10,293)**	**(10,293)**
Balance at October 1, 2003			(3,115)			(1,331)	(5,847)	(10,293)	(10,293)
Amortization for the year			(3,071)			(4,037)	(4,108)	(11,216)	(11,216)
Impairment charge		(2,224)	(1,670)					(3,894)	(3,894)
Reversal of impairment losses									
Disposals						1,095	356	1,451	1,451
Other changes			63			(1,320)	1,257		
Effect of movements in foreign exchange			1				24	25	25
Balance at September 30, 2004	**0**	**(2,224)**	**(7,792)**	**0**	**0**	**(5,593)**	**(8,318)**	**(23,927)**	**(23,927)**
Balance at October 1, 2004		(2,224)	(7,792)			(5,593)	(8,318)	(23,927)	(23,927)
Amortization for the year			(3,065)		(72)	(4,615)	(4,062)	(11,814)	(11,814)
Impairment charge						(23)	(92)	(115)	(115)
Reversal of impairment losses		2,040	1,670					3,710	3,710
Disposals			97			3,434		3,531	3,531
Other changes									
Effect of movements in foreign exchange			(2)			(38)	(29)	(69)	(69)
Balance at September 30, 2005	**0**	**(184)**	**(9,092)**	**0**	**(72)**	**(6,835)**	**(12,501)**	**(28,684)**	**(28,684)**
Carrying amounts									
At October 1, 2002	119,443	27,261	15,418			3,379	47,437	93,495	212,938
At September 30, 2003	119,085	27,261	12,499			2,510	26,376	68,646	187,731
At October 1, 2003	119,085	27,261	12,499			2,510	26,376	68,646	187,731
At September 30, 2004	118,648	25,037	7,407	967		9,570	16,904	59,885	178,533
At October 1, 2004	118,648	25,037	7,407	967		9,570	16,904	59,885	178,533
At September 30, 2005	**119,729**	**27,077**	**6,094**	**4,570**	**914**	**9,120**	**12,333**	**60,108**	**179,837**

11) Intangible assets and Goodwill (Continued)

In the fiscal year 2005, t€ 4,045 of capitalized development cost was included in assets under construction, thereof Mobile Harbor Cranes t€ 2,516 (2004 t€ 0), Cranes on Barge t€ 77 (2004 t€ 162), Automated Stacker Cranes t€ 1,107 (2004 t€ 526), E-Automated Guide Vehicle t€ 344 (2004 t€ 0). Capitalized R&D has been tested for impairment with the following result: No impairment losses.

Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cost of sales	(10,104)	(13,343)	(27,660)
Research and development	(1,015)	(1,448)	(1,133)
Selling, general and administration	(810)	(272)	(848)
Other operating expenses		(47)	(26)
Total amortization and impairment charge	**(11,929)**	**(15,110)**	**(29,667)**

Goodwill

Goodwill originated mainly from the Acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Group is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

Impairment loss on intangible items and subsequent reversal

In the financial year 2004 an impairment of t€ 3,894 was recorded related to DCC and consists of t€ 2,224 on brands and t€ 1,670 on patents as an adjustment to fair market value due to adjusted sales expectations of the respective product groups. This impairment has been substantially reversed in 2005.

Impairment tests for cash-generating units containing goodwill

The Cash Generating Units for the determination of Goodwill are the acquired business groups DCC and Gottwald, as stated in Note 1. The regular impairment tests on the value of goodwill did not show any need for impairments to be taken into account.

12) Property, plant and equipment

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and constructions in progress	Property, plant and equipment under capital leases	Total
				(in t€)			
Cost							
Balance at October 1, 2002	39,319	70,034	61,796	18,344	2,964	323	192,780
Other acquisitions		1,606	10,937	5,577	2,473	46	20,639
Disposals	(1,011)	(1,433)	(1,489)	(2,190)	(460)		(6,583)
Reclassifications		(202)	426	531	(904)		(149)
Other changes					(55)		(55)
Effect of movements in foreign exchange	(558)	(704)	(249)	(399)	(30)	(2)	(1,942)
Balance at September 30, 2003	**37,750**	**69,301**	**71,421**	**21,863**	**3,988**	**367**	**204,690**
Balance at October 1, 2003	37,750	69,301	71,421	21,863	3,988	367	204,690
Other acquisitions	488	5,691	5,718	3,433	614	62	16,006
Disposals	(3,584)	(6,024)	(5,339)	(3,544)	5	(370)	(18,856)
Reclassifications		2,491	786	(365)	(2,669)		243
Other changes					55		55
Effect of movements in foreign exchange	(124)	(103)	(94)	(123)	(23)		(467)
Balance at September 30, 2004	**34,530**	**71,356**	**72,492**	**21,264**	**1,970**	**59**	**201,671**
Balance at October 1, 2004	34,530	71,356	72,492	21,264	1,970	59	201,671
Other acquisitions	130	858	6,393	3,030	4,018	64	14,493
Transfer to investment property	(6,541)	(17,355)					(23,896)
Disposals	(5,033)	(5,062)	(1,862)	(2,909)	(438)		(15,304)
Reclassifications		730	850	(387)	(1,395)		(202)
Other changes		(4)	4		(130)		(130)
Effect of movements in foreign exchange	123	1,256	595	461	158	4	2,597
Balance at September 30, 2005	**23,209**	**51,779**	**78,472**	**21,459**	**4,183**	**127**	**179,229**

12) Property, plant and equipment (Continued)

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and constructions in progress	Property, plant and equipment under capital leases	Total
				(in t€)			
Depreciation and impairment losses							
Balance at October 1, 2002							
Depreciation charge for the year	(18)	(5,537)	(12,070)	(8,188)		(95)	(25,908)
Disposals		35	164	1,468			1,667
Effect of movements in foreign exchange	1	19	25	42			87
Balance at September 30, 2003	**(17)**	**(5,483)**	**(11,881)**	**(6,678)**	**0**	**(95)**	**(24,154)**
Balance at October 1, 2003	(17)	(5,483)	(11,881)	(6,678)		(95)	(24,154)
Depreciation charge for the year	(16)	(5,007)	(11,245)	(6,617)		(51)	(22,936)
Disposals		550	1,303	3,004		129	4,986
Effect of movements in foreign exchange	1	22	1	76			100
Balance at September 30, 2004	**(32)**	**(9,918)**	**(21,822)**	**(10,215)**	**0**	**(17)**	**(42,004)**
Balance at October 1, 2004	(32)	(9,918)	(21,822)	(10,215)		(17)	(42,004)
Depreciation charge for the year	(5)	(4,085)	(10,977)	(4,692)		(20)	(19,779)
Reversal of impairment losses			(9)				(9)
Transfer to investment property		2,439	65	(65)			2,439
Disposals	37	707	943	2,171			3,858
Effect of movements in foreign exchange		(176)	(113)	(215)		(1)	(505)
Balance at September 30, 2005	**0**	**(11,033)**	**(31,913)**	**(13,016)**	**0**	**(38)**	**(56,000)**
Carrying amounts							
At October 1, 2002	39,319	70,034	61,796	18,344	2,964	323	192,780
At September 30, 2003	37,733	63,818	59,540	15,185	3,988	272	180,536
At October 1, 2003	37,733	63,818	59,540	15,185	3,988	272	180,536
At September 30, 2004	34,498	61,438	50,670	11,049	1,970	42	159,667
At October 1, 2004	34,498	61,438	50,670	11,049	1,970	42	159,667
At September 30, 2005	**23,209**	**40,746**	**46,559**	**8,443**	**4,183**	**89**	**123,229**

12) Property, plant and equipment (Continued)

Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property plant and equipment in the years ended September 30, 2005, 2004 and 2003, respectively.

Leased property and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

	September 30		
	2005	2004	2003
		(in t€)	
Land and building			
Technical facilities, factory and office equipment	126	58	367
Less accumulated amortization	(38)	(17)	(95)
Total	**88**	**41**	**272**

For obligations under capital leases an amount of t€ 71 (net present value) is included in long term debt as of September 30, 2005 (2004: t€ 24, 2003: t€ 221). For further information on leasing issues, please refer to Note 33).

Property, plant and equipment under construction

The assets under construction as per September 30, 2005 mainly include the following items:

	(in t€)
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai: New plant assembly lines for DR, DC and manufacturing license application	1,246
Demag Cranes & Components Corp., Cleveland: Siemens logistics Uniload project and Tacking fixtures	786
A new paint workshop (Gottwald)	446
Canals (Gottwald)	215

13) Investment property

	Land	Buildings and land improvements	Total
		(in t€)	
Cost			
Balance at October 1, 2002	862	1,522	**2,384**
Disposals	(124)	(342)	**(466)**
Effect of movements in foreign exchange	8	1	**9**
Balance at September 30, 2003	**746**	**1,181**	**1,927**
Balance at October 1, 2003	746	1,181	**1,927**
Disposals	(226)	(420)	**(646)**
Effect of movements in foreign exchange	1		**1**
Balance at September 30, 2004	**521**	**761**	**1,282**
Balance at October 1, 2004	521	761	**1,282**
Other acquisitions			
Transfer to/from property, plant and equipment	6,541	17,355	**23,896**
Disposals		(54)	**(54)**
Effect of movements in foreign exchange	8	29	**37**
Balance at September 30, 2005	**7,070**	**18,091**	**25,161**
Depreciation and impairment losses			
Balance at October 1, 2002			
Depreciation charge for the year		(89)	**(89)**
Effect of movements in foreign exchange			
Balance at September 30, 2003		**(89)**	**(89)**
Balance at October 1, 2003		(89)	**(89)**
Depreciation charge for the year		(60)	**(60)**
Disposals		28	**28**
Effect of movements in foreign exchange			
Balance at September 30, 2004		**(121)**	**(121)**
Balance at October 1, 2004		(121)	**(121)**
Depreciation charge for the year		(1,027)	**(1,027)**
Transfer to/from property, plant and equipment		(2,439)	**(2,439)**
Disposals		54	**54**
Effect of movements in foreign exchange		(6)	**(6)**
Balance at September 30, 2005		**(3,539)**	**(3,539)**
Carrying amounts			
At October 1, 2002	862	1,522	**2,384**
At September 30, 2003	746	1,092	**1,838**
At September 30, 2004	521	640	**1,161**
At September 30, 2005	**7,070**	**14,552**	**21,622**
Fair values at September 30, 2005	**8,719**	**14,810**	**23,529**

After initial recognition investment property is measured in accordance with IAS 40 using the cost model (cost less any accumulated depreciation and accumulated impairment losses). Depreciation is computed on the straight-line method over the estimated useful lives (10-20 years) of the related assets.

13) Investment property (Continued)

The Income statement includes t€ 118 from rental income (2004: t€ 216, 2003: t€ 281) and t€ 30 of operating expenses during the reporting periods (2004: t€ 53, 2003: t€ 79).

14) Investments in associates

		September 30			October 1
	Country	2005	2004	2003	2002
MHE Demag Pty. Ltd.	Singapore	50%	50%	50%	50%

The Group's share of post-acquisition total recognized profit or loss in the above associate for the year ended 30 September 2005 was t€ 669 (2004: t€ 782, 2003: t€ 689). The shipments to MHE included in sales for the year ended September 30, 2005 amount to t€ 13,336 (2004: t€ 10,250, 2003: t€ 10,110).

The share of profit or loss from associates recognized in the income statement is explained in Note 8) ("Profit share on associated companies"). No guarantees have been made for the liabilities of the associated company.

The key figures for MHE-Demag Pty. Ltd. reflecting only the 50% Demag's share are:

	December 31		
	2004	2003	2002
		(in t€)	
Sales	21,033	15,826	18,283
Net income	1,559	1,488	689
Non-current assets	3,560	3,571	5,098
Current assets	14,528	14,446	14,041
Accruals	954	1,129	1,299
Liabilities & Shareholders equity	17,134	16,888	17,840

15) Other investments

	September 30		
	2005	2004	2003
		(in t€)	
Shares in other related parties	15	15	15
Other share investments	150	27	27
Long-term securities	845	817	749
Other investments, net	**1,010**	**859**	**791**

16) Unamortized debt issuance cost

	September 30		
	2005	2004	2003
		(in t€)	
Balance at the beginning of the year	**7,305**	**13,748**	**16,594**
Additions	7,669	9,438	0
Amortization	(9,557)	(9,719)	(286)
Disposals	(267)	(6,150)	0
Other changes	65	(37)	(2,560)
Effect of movements in foreign currency	(13)	25	0
Balance at the end of the year	**5,202**	**7,305**	**13,748**

Unamortized debt issuance cost relates to the Group's long and short-term debt and is amortized over the life of the corresponding debt using the effective interest rate method. The amortization expense totaled t€ 9,557 in the year ended September 30, 2005 including t€ 7,305 of prior debt issuance cost written off due to the refinancing as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 7,669. In the year ended September 30, 2004 the amortizations expense totaled t€ 9,719 including the full amortization on the share allocated to the fixed rate guaranteed subordinated unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded, because of the mandatory prepayment of the Senior debt. The increase to debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/March 2004. Reference is made to note 26 "Long-term interest bearing loans and borrowings".

17) Long-term trade receivables

	September 30		
	2005	2004	2003
		(in t€)	
Non-current accounts receivable	3,918	4,452	5,370
Less allowance for doubtful accounts	(545)	(790)	(864)
Long-term trade receivables	**3,373**	**3,662**	**4,506**

Non-current trade receivables reflect trade sales to third-party customers with payment terms between one and five years. Customers are charged with market interest rates on long-term payment arrangements over the life of the receivable.

18) Other long-term assets

	September 30		
	2005	2004	2003
		(in t€)	
Non financial receivables from affiliated companies		3,127	155
Derivative financial instruments	2	74	
Other long-term asset third parties	4,851	5,252	3,620
Other long-term assets	**4,853**	**8,453**	**3,775**

19) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	September 30		
	2005	2004	2003
		(in t€)	
Receivables and other assets	850	1,241	5,607
Inventories	5,755	6,012	5,593
Intangible assets	2,229	75	223
Property, plant and equipment	1,803	946	1,639
Loss carry-forwards and tax credits	46,132	48,104	44,265
Provisions and liabilities	40,834	37,543	36,410
Other	1,044	11,900	661
Sub-total (assets)	**98,647**	**105,821**	**94,398**
Valuation allowances	(13,829)	(38,142)	(41,124)
Netting (Offset against liability)	(9,242)		
Deferred tax assets	**75,576**	**67,679**	**53,274**
Receivables and other assets	807	1,488	2,903
Inventories	486	145	1,871
Intangible assets	9,232	10,490	9,043
Property, plant and equipment	15,322	12,675	15,419
Provisions and liabilities	2,256	4,031	2,044
Other	114	12,385	12,132
Deduction of valuation allowances		(21,178)	(21,179)
Sub-total (liabilities)	**28,217**	**20,036**	**22,233**
Netting (utilization of asset)	(9,242)		
Deferred tax liabilities	**18,975**	**20,036**	**22,233**
Deferred tax assets (liabilities), net	**56,601**	**47,643**	**31,041**

The changes in deferred tax are either booked in the income statement or recognized in equity. Changes are mainly recognized in the income statement, reference is made to Note 10 on Income tax credit/(expense).

Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. With regard to improved profitability expectations, Management believes that it is probable that the deferred tax asset, net of valuation allowances, will be realized.

The Group's subsidiaries have loss carry-forwards which consist of the following:

	September 30		
	2005	2004	2003
		(in t€)	
Germany			
Corporate tax	121,136	114,059	109,758
Trade profit tax	81,506	81,394	90,515
Other countries	17,501	19,102	8,102

Losses can be carried forward indefinitely in Germany. A total of t€ 14,873 corresponding to foreign loss carry-forwards expires during the next five years, a total of t€ 2,628 thereafter. The utilization of future loss carry forwards is subject to minimum taxation in certain jurisdictions.

20) Inventories

	September 30		
	2005	2004	2003
		(in t€)	
Raw materials and supplies	39,146	28,233	27,479
Work-in-process	118,340	121,934	149,198
Finished goods and products held for resale	11,803	17,198	17,570
Inventories	**169,289**	**167,365**	**194,247**

21) Accounts receivable

	September 30		
	2005	2004	2003
		(in t€)	
Current trade accounts receivable, third parties	153,405	149,494	161,628
Notes receivable	60	11	
Less allowance for doubtful accounts	(7,660)	(8,171)	(8,938)
Trade accounts receivables, net	**145,805**	**141,334**	**152,690**
Current trade receivables from affiliated companies	5,700	4,592	7,868
Current trade receivables from related companies	841	893	1,502
Less allowance for doubtful accounts	(1,306)	(1,163)	(1,076)
Current receivables from related companies	**5,235**	**4,322**	**8,294**
Total trade accounts receivables, net	**151,040**	**145,656**	**160,984**

Trade accounts receivable are mainly non-interest-bearing.

22) Construction contracts

The Group uses the percentage of completion method ("POC") to account for certain long-term contracts. As of September 30, 2005 POC sales (costs and earnings) amounted to t€ 2,879 (2004: t€ 1,950; 2003: t€ 8,875). Advances received from customers with respect to POC contracts amounted to t€ 3,645 as of September 30, 2005 (2004: t€ 2,067; 2003: t€ 8,222).

23) Other current assets

	September 30		
	2005	2004	2003
		(in t€)	
Other tax receivables	8,174	6,458	7,548
Prepayments	945	521	503
Receivables from employees	916	812	845
Deferred charges	3,914	3,318	1,988
Derivative financial instruments	174	756	488
Receivables from affiliated companies		5,663	3,158
Receivables from related companies			19,773
Miscellaneous	4,812	2,686	3,820
Other current assets, net	**18,935**	**20,214**	**38,123**

24) Cash and cash equivalents

Cash and cash equivalents amount to t€ 43,166, thereof t€ 110 restricted in use (t€ 35,516 as of September 30, 2004, thereof t€ 8 restricted in use and t€ 45,537 as of September 30 2003, thereof t€ 0 restricted in use).

25) Equity attributable to equity holders of the parent

The Combined statement of shareholders equity summarizes the changes in equity and reserves (see page 9).

Shareholders investment

In the financial year ending September 30, 2005 the shareholders investment at DCC HoldCo 3 (drei) GmbH was increased by a payment of t€ 100,000 made by the indirect shareholder Stabilus BV. The payment was made at the instigation of the shareholder DCC Luxembourg 2 S.à r.l., without consideration and subject to the condition that it was contributed into the capital reserves of DCC HoldCo 3 (drei) GmbH.

Statement of Recognized Income and Expenses (SORIE)

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are integral to the operations of the Group.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognized.

Actuarial Gain & Loss

SORIE additionally includes changes in equity due to the recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

26) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 27 ("Financial instruments").

		Year ended September 30					
		2005		2004		2003	
	Nominal interest rate	Effective interest Rate	Carrying amount	Effective interest Rate	Carrying amount	Effective interest Rate	Carrying amount
			(in t€)		(in t€)		(in t€)
MEP loans	0.00%					0.0%	3,260
Obligations under financial leases	—		1,759		1,923		312
Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note")	10-15%					10.0%	132,291
Fair value on interest rate swaps	—		1,378		617		0
Other intercompany debt	—	variable	34,103	variable	187,555	variable	0
Vanilla loan				10.0%	18,185	10.0%	88,171
Other debt			801		625		355

26) Long-term interest-bearing loans and borrowings (Continued)

		Year ended September 30					
		2005		2004		2003	
	Nominal interest rate	Effective interest Rate	Carrying amount (in t€)	Effective interest Rate	Carrying amount (in t€)	Effective interest Rate	Carrying amount (in t€)
Senior and Mezzanine Credit Agreements:							
Mezzanine debt	EURIBOR+9.25-12.0%	11.5%	0	10.0%	30,904	10.0%	0
Senior debt under facility agreement Sep 24, 2002							
Senior Tranche A EUR denominated debt due through September 30, 2009;	EURIBOR+1.25-2.25%			3.9%	19,572		
Senior Tranche A USD denominated debt due through September 30, 2009;	LIBOR+1.25-2.25%			3.7%	11,118	3.4%	82,486
Senior Tranche A GBP denominated debt due through September 30, 2009;	LIBOR+1.25-2.25%			6.7%	8,381		
Senior Tranche B EUR denominated debt due March 31, 2010 and September 30, 2010;	EURIBOR+2.25-2.75%			4.4%	11,508	4.9%	25,000
Senior Tranche B USD denominated debt due March 31, 2010 and September 30, 2010;	LIBOR+2.25-2.75%			4.2%		3.9%	36,094
Senior Tranche B GBP denominated debt due March 31, 2010 and September 30, 2010;	LIBOR+2.25-2.75%					6.6%	
Senior Tranche C EUR denominated debt due March 31, 2011 and September 30, 2011;	EURIBOR+3.25%			5.4%	11,423	5.4%	
Senior Tranche C USD denominated debt due March 31, 2011 and September 30, 2011;	LIBOR+3.25%			5.2%	24,749	4.4%	40,341
Subtotal			0		86,751		183,921
Senior debt under facility agreement Dec 23, 2004							
Senior Tranche A € denominated debt due Sep 30, 2011	EURIBOR+1.25-2.25%	4.4%	53,858				
Senior Term Loan Tranche A USD due Sep 30, 2011	LIBOR+1.25-2.25%	6.5%	19,328				
Senior Term Loan Tranche A GBP due Sep 30, 2011	LIBOR+1.25-2.25%	6.8%	13,931				
Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012	EURIBOR+2.0-2.5%	4.7%	62,500				
Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2012	LIBOR+2.0-2.5%	6.7%					
Senior Term Loan Tranche C EUR due in two equal repayments March 31 and Sep 30, 2013	EURIBOR+3.0%	5.2%	62,500				
Senior Term Loan Tranche C USD due in two equal repayments March 31 and Sep 30, 2014	LIBOR+3.0%	7.2%	20,582				
Subtotal			232,699		0		0
Less current maturities			(6,559)		(2,862)		(12,260)
Long-term debt			**264,181**		**323,698**		**396,050**

26) Long-term interest-bearing loans and borrowings (Continued)

Maturities of long-term debt are as follows as of September 30, 2005:

	Current	Non current					Total
	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	non current
				(in t€)			
Senior debt	6,170	14,463	13,756	17,423	17,423	142,882	205,947
Mezzanine debt						20,581	20,581
Other intercompany debt			23,103			11,000	34,103
Other debt	389	1,175	858	1,040	4	472	3,549
Total	**6,559**	**15,638**	**37,717**	**18,463**	**17,427**	**174,935**	**264,180**

The Group estimates that all debt, based on current interest rates and terms, approximates fair value.

Financing Arrangements

Acquisition Financing

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825,000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 220,000 of senior debt, t€ 120,000 of the Vendor Loan Note and t€ 80,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with DCC (principal amount plus accrued interest) in the amount of t€ 77,002 was waived in June 2004, the portion allocated to Gottwald repaid in January 2005.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

Senior and Mezzanine Credit Agreements

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions providing t€ 100,000 Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Holding Group as credit line. DCC and Gottwald and certain other Demag Holding subsidiaries are Original Guarantors under these credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.à r.l.

On January 31, 2005, DCC and Gottwald borrowed a total amount of t€ 212,698 of senior debt under intercompany on-loans from Demag Finance and t€ 20,000 of mezzanine debt including rolled-up interest under intercompany on-loans from Demag Mezz at terms of interest identical to those in the Senior credit facilities.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, and other restrictions all as defined in the Credit Agreements. The borrowings under the Credit Agreements are substantially collateralized by the net assets of the Group and other Demag Holding subsidiaries.

27) Financial instruments

The Group conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Group manages these types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher. The Group does not use derivative financial instruments for purposes other than risk management.

Foreign currency risk

The Group is involved in global business relations and is therefore also subject to currency risks. Due to the Group's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

Credit risk

Accounts receivable potentially expose the Group to concentrations of credit risk. The Group provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Group establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

Interest risk

As the Group entered into a credit facilities agreement at variable interest rates, it is exposed to risks from changes in interest rates. The debt obligations expose the Group to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows or provide a protection against large fluctuations in the interest rate by setting a floor and a cap rate. Under the terms of the interest rate swaps, the Group receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Following the refinancing in 2005 the Group has hedged the interest rate risks until 31 March 2008, which arise from the intercompany on-loans. 80% of the €-denominated debt is hedged evenly by interest rate swaps at an average fixed rate of 3.30% p.a. in fiscal year 2006 respectively of 3.04% p.a. thereafter and by interest rate collars setting a cap rate of 3.5%. The US Dollar denominated debt is hedged for 50% using interest rate swaps at a fixed rate of 4.075% p.a.

Prior to the refinancing in 2005 the interest rate risks are hedged mainly through the use of interest rate swaps hedging 70% and 100% of the senior term debt floating rate debt into fixed rates of 3.5775% p.a. for € and 2.795% p.a. for US Dollar denominated tranches.

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At September 30, 2005, it is estimated that a general increase of one percentage point in interest rates would decrease the Group's profit before tax by approximately t€ 1,585 (2004: t€ 2,434). Interest rate swaps have been included in this calculation.

The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on an item-by-item decision for volatile currencies for which payment is anticipated on a longer-term after the Group has entered into a firm commitment for a sale or a purchase. The forward currency contract must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

27) Financial instruments (Continued)

Fair value of financial instruments

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Group could realize under current market conditions.

The fair value of the Group's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Group's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003, respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

The notional amounts and fair values of derivative financial instruments are:

	September 30, 2005		September 30, 2004		September 30, 2003	
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
			(in t€)			
Assets:						
Currency contracts	9,990	135	39,617	784	22,811	678
Interest rate contracts			9,644	46		
Other contracts	743	40				
Liabilities:						
Currency contracts	39,417	(595)	9,147	(170)	9,445	(297)
Interest rate contracts	204,458	(1,378)	56,121	(617)	151,939	(2,180)
Total		**(1,798)**		**43**		**(1,799)**

Estimation of fair value

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004 bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. As of September 30, 2005 t€ -1,378 (2004: t€ -571; 2003: t€-2,180) are included in long term debt.

28) Pension plans and similar commitments

Overview on employee-benefit and post-retirement plans

Employee benefit obligations are comprised of the following components:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Principal pension plans	129,763	113,700	116,967
Deferred compensation	9,653	8,297	6,900
Postretirement medical plans and other obligations similar to pensions	6	191	1,070
Pension plans and similar commitments	**139,422**	**122,188**	**124,937**

Principal pension plans

DCC and Gottwald grant post-retirement pension benefits to virtually all employees in Germany. Outside Germany, post-retirement benefits are mainly paid to DCC employees in the US and the U.K. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the hierarchy and years of service.

Deferred Compensation

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on agreements between Group companies and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the employer to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for early death and invalidity.

Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Defined benefit obligations at the beginning of year	113,700	13,366	**127,066**	116,361	19,689	**136,050**	110,347	18,977	**129,324**
Service costs	1,783	265	**2,048**	2,106	391	**2,497**	2,001	596	**2,597**
Interest cost	6,290	478	**6,768**	6,167	376	**6,543**	6,119	972	**7,091**
Foreign currency exchange rate effects		(36)	**(36)**		49	**49**		429	**429**
Plan participants' contributions		300	**300**		296	**296**		410	**410**
Actuarial (gains)/losses/others	12,759	(48)	**12,711**	(5,630)		**(5,630)**	2,818	(108)	**2,710**
Benefits paid	(5,621)	(287)	**(5,908)**	(5,260)	(341)	**(5,601)**	(4,917)	(1,587)	**(6,504)**
Transfers			**0**	5	(7,094)	**(7,089)**	175		**175**
Others	240		**240**	(49)		**(49)**	(182)		**(182)**
Defined benefit obligations at the end of the year	**129,151**	**14,038**	**143,189**	**113,700**	**13,366**	**127,066**	**116,361**	**19,689**	**136,050**

Deferred compensation is not included in the development of the projected benefit obligation. Actuarial gains and losses reflect the change in valuation of the defined benefit obligations.

28) Pension plans and similar commitments (Continued)

In the year ended September 30, 2004 the position "Transfers" corresponding to Non-German Plans comprises mainly the conversion of Defined benefit plans into Defined contribution plans at DCC South Africa for an amount of t€ 5,795.

Plan assets

The weighted-average asset allocation of the Group's pension benefit plans were as follows:

	Year ended September 30		
	2005	2004	2003
		(in %)	
Equity securities	28	25	33
Debt securities	60	53	46
Real estate	9	10	8
Other short-term investments	3	12	13
Total	**100%**	**100%**	**100%**

The Group's investment goals are to maximize returns subject to specific risk management policies. Investments in debt and equity securities, cash and cash equivalents as well as real estate are made according to the Group's risk management policy. The portfolio of securities is diversified in domestic as well as international securities. The allocation of the assets in different asset classes is determined by the forecasted cash requirements for the pension benefit payments. The respective Trustees monitor the asset allocation on a regular basis.

The value of pension assets changed as follows:

	September 30		
	2005	2004	2003
		(in t€)	
Fair value of plan assets at the beginning of the year	**13,493**	**20,156**	**21,068**
Actual return on plan assets	515	(33)	230
Employers' contributions	335	296	410
Plan participants contributions	300	303	495
Benefits paid	(287)	(341)	(1,587)
Foreign currency exchange rate changes	(32)	28	(460)
Transfers	(716)	(6,916)	
Fair value of plan assets at the end of the year	**13,608**	**13,493**	**20,156**

The following table represents a reconciliation of the funded status based on the difference between defined benefit obligations and plan assets, on which the provisions shown in the balance sheet are based:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Defined Benefit Obligations	129,151	14,038	143,189	113,700	13,366	127,066	116,360	19,690	136,050
Plan assets		(13,608)	(13,608)		(13,493)	(13,493)		(20,156)	(20,156)
Prepayments		182	182		127	127		1,073	1,073
Funded Status = recognized net amount	**129,151**	**612**	**129,763**	**113,700**	**0**	**113,700**	**116,360**	**607**	**116,967**
Recognized in equity	**(7,032)**	**(893)**	**(7,925)**	**1,212**	**(428)**	**784**	**(1,496)**	**(14)**	**(1,510)**

28) Pension plans and similar commitments (Continued)

DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Service cost	1,783	265	2,048	2,106	391	2,497	2,001	596	2,597
Interest cost	6,290	478	6,768	6,167	376	6,543	6,119	972	7,091
Expected return on plan assets		(515)	(515)		(514)	(514)		206	206
Other	3	51	54	21	(35)	(14)		508	508
Net periodic pension cost	**8,076**	**279**	**8,355**	**8,294**	**218**	**8,512**	**8,120**	**2,282**	**10,402**
Recognized in									
COGS	1,167	198	1,365	1,465	243	1,708	1,338	823	2,161
SG&A	622	116	738	658	148	806	654	281	935
R&D	(3)		(3)	4		4	9		9
Interest	6,290	(35)	6,255	6,167	(173)	5,994	6,119	1,178	7,297

Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

	2005		2004		2003	
	German Plans	Non-German Plans	German Plans	Non-German Plans	German Plans	Non-German Plans
	%	Range %	%	Range %	%	Range %
Discount rate	4.25	3.00-5.25	5.50	3.60	5.25	3.60-6.00
Projected remuneration increases	2.00-2.50	2.00	2.50	0.50	2.5	1.50-2.50
Expected return on plan assets	—	4.00-4.50	—	3.75	—	3.75-6.00
Projected pension payment increases	1.25-1.50	0.50-1.25	1.50	1.00	1.50	1.00-1.50

Post retirement medical plans

The value of the defined benefit obligation of post retirement healthcare benefits changed as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Defined benefit obligations at the beginning of the year	**0**	**771**	**907**
Benefits paid			(136)
Others		(771)	
Defined benefit obligations at the end of the year	**0**	**0**	**771**

The Group's post retirement medical plans are unfunded and relate to affiliated DCC companies in the United States of America. The healthcare trend rate is assumed at 13% p.a.

29) Other long-term liabilities

	September 30		
	2005	2004	2003
		(in t€)	
Anniversary benefit	2,609	7,864	8,629
Early retirement plan	13,784	14,822	12,056
Other accruals	10,252	9,732	10,553
Deferred income	331	352	19
Derivative financial instruments	6	30	
Other liabilities third parties	59	14	679
Total other long-term liabilities	**27,041**	**32,814**	**31,936**

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top up amounts for all potential contracts, which the Group expects to incur in the future. Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed increases are accrued and discounted. The wages and salaries paid in the passive period are accrued proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts assumed to be contracted the future on the basis of expectations to replace existing contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and collective agreements.

30) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

	September 30		
	2005	2004	2003
		(in t€)	
Current maturities of long-term debt	6,559	2,863	12,261
Other short-term debt	8,592	14,217	4,445
Total	**15,151**	**17,080**	**16,706**

31) Provisions

	Restructuring	Warranties	Other provisions	Total
		(in t€)		
Balance at October 1, 2002	48,460	11,017	21,046	**80,523**
Provisions made during the year	2,481	1,030	17,926	**21,437**
Provisions used during the year	(19,282)	(332)	(19,805)	**(39,419)**
Provisions reversed during the year			(5,861)	**(5,861)**
Reclassifications		104		**104**
Foreign exchange		(2)	170	**168**
Balance at September 30, 2003	**31,659**	**11,817**	**13,476**	**56,952**
thereof non-current	*0*	*10,174*	*0*	***10,174***
Balance at October 1, 2003	31,659	11,817	13,476	**56,952**
Provisions made during the year	4,907	759	8,687	**14,353**
Provisions used during the year	(26,469)	(1,353)	(6,391)	**(34,213)**
Provisions reversed during the year		(2,236)	(2,871)	**(5,107)**
Reclassifications			195	**195**
Foreign exchange	(74)	(26)	6	**(94)**
Balance at September 30, 2004	**10,023**	**8,961**	**13,102**	**32,086**
thereof non-current	*0*	*7,158*	*0*	***7,158***
Balance at October 1, 2004	10,023	8,961	13,102	**32,086**
Provisions made during the year	1,031	2,164	7,656	**10,851**
Provisions used during the year	(6,585)	(768)	(5,181)	**(12,534)**
Provisions reversed during the year	(13)	(686)	(1,992)	**(2,691)**
Reclassifications		(55)	55	
Foreign exchange	2	118	619	**739**
Balance at September 30, 2005	**4,458**	**9,734**	**14,259**	**28,451**
thereof non-current	*0*	*7,446*	*0*	***7,446***

Restructuring

Since 2003, the Group has undertaken restructuring and cost saving initiatives in connection with ongoing efforts to enhance efficiency and profitability. These measures were primarily focused on cost reduction as well as the improvement of manufacturing processes. In DCC, the implementation of restructuring programs to date has resulted in an overall reduction in production capacity through the closure of certain crane and component plants in Western Europe, the relocation of production capacity to new, cost-efficient plants in the Czech Republic, Spain and China and the reduction of headcount and personnel costs across all functions in high-cost countries.

In applying purchase accounting the restructuring programs at DCC known at the time of the Acquisition were treated as liabilities acquired, and the related restructuring provision valued at its fair market value of t€ 48,460.

31) Provisions (Continued)

The subsequent development of this provision is shown below:

	Restructuring		
		(in t€)	
Balance at October 1, 2004 (2003, 2002)	10,023	31,659	48,460
Utilizations and transfers	(6,596)	(26,543)	(19,282)
Additions	1,031	4,907	2,481
Balance at September 30, 2005 (2004, 2003)	**4,458**	**10,023**	**31,659**

During the period from October 1, 2003 to September 30, 2004 the accrued amount of t€ 26,543 was completely utilized for compensation, which has been paid for laid off employees, including t€ 2,648 for Management compensation. With regard to further restructuring measures t€ 4,907 have been accrued for restructuring cost in the previous financial year. Thus, as of September 30, 2004, accruals for restructuring liabilities amount to t€ 10,023. In the current business year an amount of t€ 6,596 was utilized for compensation payments and restructuring purposes. The company has accrued a further amount of t€ 1,031 for planned restructuring initiatives. Restructuring plans have been finalized and all necessary criteria for setting up a provision for restructuring cost are fulfilled. In addition to restructuring accruals and utilizations further restructuring measures are expensed through the Income statement, reference is made to note 4 "Segment reporting".

Warranties

Certain subsidiaries of the Group issue various types of contractual product warranties under which, the performance of products delivered and services rendered for a certain period is generally guaranteed. Provisions are set up for costs associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals.

32) Other short-term liabilities

	September 30		
	2005	2004	2003
		(in t€)	
Accrued other personnel expenses	31,137	28,249	32,091
Outstanding costs/amount not yet invoiced	16,013	17,956	14,128
Sales discounts/other sales related liabilities	6,021	6,148	7,349
Liabilities to social security, wage and church tax	3,281	5,038	5,593
Other liabilities	27,750	26,995	33,175
Total other short-term liabilities	**84,202**	**84,386**	**92,336**

33) Leasing

Leases as lessee

Operating leases

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Group enters into non-cancelable finance and operating lease agreements that concern primarily computer hardware, sales outlets, vehicles and office equipment. These agreements run normally between one and five years.

33) Leasing (Continued)

The future minimum rental payments relating to leasing agreements during the basic rental period when they cannot be terminated are as follows:

	2005	2004	2003
		(in t€)	
Less than one year	9,396	5,879	9,271
Between one and five years	18,784	9,128	8,076
More than five years	5,161	564	88
Total Leasing Liabilities	**33,341**	**15,571**	**17,435**

Finance leases

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

	2005			2004			2003		
	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
					(in t€)				
Less than one year	229	97	132	230	104	126	96	15	81
Between one and five years	1,530	202	1,328	1,648	275	1,373	217	16	201
More than five years	0			0			0		
	1,759	299	1,460	1,878	379	1,499	313	31	282

Generally most finance leasing agreements have a fixed term with a purchase option at the end.

Leases as lessor

Operating leases

In the year ended September 30, 2005 the Group has future income from operating leases of t€ 30 (less than one year; 2004 and 2003: t€ 0).

In the year ended September 30, 2005 the Group recognized the amount of t€ 135 (2004: and 2003: t€ 0) in the income statement as rental income and the amount of t€ 6 (2004 and 2003: t€ 0) as expense for maintenance.

Finance leases

The following table states the future leasing payments to be received from finance lease agreements:

	Minimum lease payments 2005	Interest 2005	Principal 2005	Minimum lease payments 2004	Interest 2004	Principal 2004	Minimum lease payments 2003
				(in t€)			
Less than one year	198	102	96	217	107	110	0
Between one and five years	1,606	255	1,351	1,689	295	1,394	0
More than five years							
	1,804	357	1,447	1,906	402	1,504	0

33) Leasing (Continued)

In the year ending September 30, 2005 the contingent rent recognized in the income statement for the year ended September 30, 2005 amounted to t€ 60 (2004 and 2003: t€ 0).

The Group is lessor of two rental contracts of Mobile Harbor Cranes. Both contracts amount to five years, started in 2004 and end in 2009. The lessee has to conclude a full maintenance contract with the lessor. At the end of the duration, the lessee shall sign a take-over certificate for the rented property. The total amount of the unearned finance income for the year ended September 30, 2005 is t€ 250.

34) Contractual commitments

The following contractual commitments existed as of September 30, 2005:

t€ 66,243 relating to inventories due to purchase commitments, t€ 22,835 relating to fixed assets from orders for current investment projects and t€ 3,179 relating to other assets.

35) Contingencies

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation			Amount recognized as a liability		
	September 30			September 30		
	2005	2004	2003	2005	2004	2003
	(in t€)					
Credit guarantees	12,690	6,383				
Notes	13	1,396	1,476	474		
Guarantees for third-party liabilities	52,608	42,296	37,153			
Warranties	13,211	6,619	7,682		200	56
Others	2,646	383				
Total	**81,168**	**57,077**	**46,311**	**474**	**200**	**56**

Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which Group companies as endorser of the notes are liable if the notes are not honored.

Guarantees

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which Gottwald enters in connection with the sale of certain of its machinery and equipment products. The term of such buy back arrangements is generally between one and five years. In this context Gottwald sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extends the lease at the end of the original lease contract, Gottwald has the obligation to repurchase the machine from the leasing company. Under other contracts, Gottwald is obligated to reimburse the leasing company for economic losses incurred through a default by the end user. In certain cases, when the customer directly acquired the product from Gottwald, the repurchase option can be exercised by the customer upon certain conditions. Because of the past experience and the geographical spread of the cranes installed,

35) Contingencies (Continued)

management assesses only a remote probability that buy-back options are executed to a larger extent at the same time. As of September 30, 2005, the maximum potential obligation amounts to t€ 41,898 (2004: t€ 41,169, 2003: t€ 33,542).

Credit guarantees and other guarantees for third-party liabilities are liabilities that the Group preparing the financial statements assumes in relation to the creditor of a third party (guarantees to banks or others for third-party liabilities).

Together with Demag Investments S.à r.l. as Parent, certain subsidiaries within DCC and Gottwald group are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are fully down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees as subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of September 30, 2005 the maximum potential obligation amounts to t€ 388,495.

Litigation and environmental remediation risks

The Group is subject to various lawsuits, claims and proceedings related to products, patents, environmental remediation and other matters incidental to these businesses. Liabilities including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known, the management does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Group's financial position.

36) Related parties

The Group has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ultimate parent company, Demag Holding S.àr.l.

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the group are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Sales	7,841	10,583	26,997
Supplies and services	4,512	4,318	14,981
Trade receivables	920	1,797	1,728
Financial payables			1,535
Trade payables	470	914	525

Trade receivables and payables from related parties are included in accounts receivable and in accounts payable, respectively. Financial and other receivables (financial and other payables) are included in other current assets (other current/other long-term liabilities, respectively).

The principal shareholder of the DCC HoldCo3 (drei) GmbH, DCC Luxembourg 2 S.à r.l., holds 85.4% of the capital stock, which amounts to t€ 1,450. As of September 30, 2004 DCC HoldCo3 (drei) GmbH shows a receivable of t€ 3,126 against Demag Holding S.à r.l. relating to tax

36) Related parties (Continued)

and pension claims associated with the Transaction agreement which has been paid in the current business year.

The principal shareholder of the Gottwald HoldCo3 (drei) GmbH, Gottwald Luxembourg 2 (b) S.à r.l., holds 93.1% of the capital stock, which amounts to t€ 757.

For significant further financial relations with KKR, Siemens and Demag Holding please refer to Note 26 "Long term interest-bearing loans and borrowings".

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 1,690 for the year ended September 30 2003, t€1,690 for the year ended September 30 2004 and t€ 1,515 for the year ended September 30 2005 respectively.

Demag Holding charges will be discontinued after the IPO. Management expects that similar charges will not be incurred in the future.

Management compensation

Total key management compensation for the year ending September 30, 2005 was t€ 8,909 (2004: t€ 9,432, 2003: t€ 9,844). It includes short term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends executive and non executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Group directly or indirectly.

37) Subsequent events

The Group is currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which the Group may use to service its working capital needs or for other general corporate purposes.

38) Accounting estimates and judgments

The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods.

In the preparation of these Combined Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses;
- Accounting for pension obligations;
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, and restructurings;
- Determining inventory write-downs;
- Evaluating the extent to which deferred tax assets will be realized.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Group's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

Affiliated and associated companies as of September 30, 2005

Company	Company and location or registered office	Former name	Country code	Interest and control held by	% of Interest	% of control	Consolidation method	Remarks
	D C C							
DCC001 . . .	Kranservice Rheinberg KSR GmbH, Rheinberg		DE	DCC GmbH, Wetter	100.00	100.00	full	
DCC002 . . .	Demag Cranes Components Pty. Ltd., Smithfield (Australia)		AU	DCC GmbH, Wetter	100.00	100.00	full	
DCC003 . . .	DCC GmbH, Wetter	DCC Holdco 6 (sechs) GmbH	DE	DCC HoldCo 5 (fünf) GmbH Wetter	100.00	100.00	full	
DCC004 . . .	Demag Cranes & Components A/S, Copenhagen (Denmark)		DK	DCC GmbH, Wetter	100.00	100.00	full	
DCC005 . . .	Demag Cranes & Components spol. s.r.o., Slany (Czech Rep)		CZ	DCC GmbH, Wetter	100.00	100.00	full	
DCC006 . . .	Demag Cranes & Components AG, Dietlikon (Switzerland)		CH	DCC GmbH, Wetter	100.00	100.00	full	
DCC007 . . .	Demag Cranes & Component (Pty.) Ltd., Johannesburg (South Africa)		ZA	DCC GmbH, Wetter	100.00	100.00	full	
DCC008 . . .	Demag Cranes & Components Ltda., Cotia (Brazil)		BR	DCC GmbH, Wetter	100.00	100.00	full	
DCC009 . . .	Demag Cranes & Components (India) Pte. Ltd., Pune		IN	DCC GmbH, Wetter	100.00	100.00	full	
DCC011 . . .	DCC Verwaltungs 2 (zwei) GmbH, Wetter	Zasche ergo GmbH, Wetter	DE	DCC GmbH, Wetter	100.00	100.00	full	
DCC015 . . .	Demag Cranes & Components Lda., Lisbon (Portugal)		PT	DCC GmbH, Wetter	100.00	100.00	full	
DCC016 . . .	Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao, (China)		CN	DCC GmbH, Wetter	100.00	100.00	full	Participation raised from 99.30% to 100.00%
DCC017 . . .	Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai, (China)		CN	DCC GmbH, Wetter	100.00	100.00	full	
DCC018 . . .	Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China)		CN	DCC GmbH, Wetter	100.00	100.00	full	
DCC019 . . .	Demag Cranes & Components SAS, Châlons-en-Champagne (France)		FR	DCC France HoldCo SA, Châlons-en-Champagne	100.00	100.00	full	
DCC020 . . .	Demag Cranes & Components S.A., Madrid (Spain)		ES	Demag Cranes & Components Spain Holdco SA., Madrid	100.00	100.00	full	

Company	Company and location or registered office	Former name	Country code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
DCC021 . . .	Mannesmann Dematic (Middle East) EC, Bahrain		AE	DCC GmbH, Wetter	92.15	100.00	full	Participation raised from 51.00% to 92.15%
DCC022 . . .	Demag Cranes & Components (Middle East) FZE, Dubai (UAE)		VAE	Mannesmann Dematic (Middle East) EC, Bahrain	100.00	100.00	full	
DCC023 . . .	Demag Cranes & Components S.P.A., Agrate Brianza (Italy)		IT	DCC GmbH, Wetter	100.00	100.00	full	
DCC024 . . .	Donati Sollevamenti S.r.l., Varese (Italy)		IT	Demag Cranes & Components S.p.A., Agrate Brianza (Italy), DCC GmbH Wetter	90.00 10.00	100.00	full	
DCC027 . . .	Demag Cranes & Components Corp., Cleveland (USA)		US	DCC GmbH, Wetter	100.00	100.00	full	
DCC028 . . .	Crane America Services Corp., Dayton (USA)		US	Demag Cranes & Components Corp., Cleveland	100.00	100.00	full	
DCC031 . . .	Demag Cranes & Components GmbH., Salzburg (Austria)		AT	DCC GmbH, Wetter	100.00	100.00	full	
DCC032 . . .	Demag Cranes & Components Guarantee Ltd., Banbury (UK)		GB	DCC GmbH, Wetter	100.00	100.00	full	
DCC033 . . .	Demag Cranes & Components Ltd., Banbury (UK)		GB	Demag Cranes & Components Holdings Ltd. Banbury (UK)	100.00	100.00	full	
DCC035 . . .	Demag Cranes & Components Sp. z o.o., Warszawa (Poland)		PL	DCC GmbH, Wetter	100.00	100.00	full	
DCH001 . . .	DCC HoldCo 3 (drei) GmbH Wetter		DE	DCC Lux 2 S.àr.l Luxembourg DCC Management Beteiligungs GmbH, Düsseldorf	91.80 8.20	100.00		
DCH002 . . .	DCC HoldCo 4 (vier) GmbH Wetter		DE	DCC HoldCo 3 (drei) GmbH Wetter	100.00	100.00	full	
DCH003 . . .	DCC HoldCo 5 (fünf) GmbH Wetter		DE	DCC HoldCo 4 (vier) GmbH Wetter	100.00	100.00	full	
DCH005 . . .	DCC Verwaltungs GmbH Wetter		DE	DCC GmbH, Wetter	100.00	100.00	full	
DCH007 . . .	DCC France HoldCo SA, Châlons en Champagne (France)		FR	DCC HoldCo 5 (fünf) GmbH Wetter	100.00	100.00	full	
DCH008 . . .	Demag Cranes & Components Spain Holdco S.A., Madrid (Spain)		ES	DCC GmbH, Wetter	100.00	100.00	full	
DCH009 . . .	Demag Cranes & Components Holdings Ltd., Banbury (UK)		GB	DCC GmbH, Wetter Demag Cranes & Components Guarantee Ltd., Banbury (UK)	74.00 26.00	100.00	full	

Company	Company and location or registered office	Former name	Country code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
	NOT CONSOLIDATED AFFILIATED COMPANIES							
DCC010 . . .	MHE-Demag (S) Pte. Ltd., Singapore		SG	DCC GmbH, Wetter	50.00		nc	
DCC012 . . .	Projektentwicklungsgesellschaft Wetter (Ruhr)—Reme mbH, Wetter		DE	DCC GmbH, Wetter	10.00		nc	in liquidation
DCC025 . . .	Gutter Sollevamenti S.r.l., Lecco (Italy)		IT	Donati Sollevamenti S.r.l., Varese (Italy)	100.00		nc	
DCC026 . . .	Donati Ltd., Liverpool (UK)		GB	Donati Sollevamenti S.r.l., Varese (Italy)	100.00		nc	
DCC050 . . .	Demag Cranes & Components S.A., Buenos Aires (Argentina)		AR	DCC GmbH, Wetter	80.00		nc	
DCC051 . . .	Nordpol Sp. z o.o., Warszawa (Poland)		PL	DCC GmbH, Wetter	(98.00)			Liquidated
DCC052 . . .	E & W Anlagenbau GmbH, Moormerland		DE	Kranservice Rheinberg KSR GmbH, Rheinberg	6.67		nc	
	GOTTWALD							
GOC001 . . .	Gottwald Port Technology GmbH Düsseldorf	Gottwald Holdco 6 GmbH	DE	Gottwald HoldCo 4 GmbH Düsseldorf	100.00	100.00	full	
GOC003 . . .	Gottwald Port Technology Verwaltungs GmbH Düsseldorf		DE	Gottwald Port Technology GmbH Düsseldorf	100.00	100.00	full	
GOH001 . . .	Gottwald HoldCo 3 GmbH Düsseldorf		DE	Gottwald Lux 2 (b) S.àr.l Luxembourg	100.00	100.00	full	
GOH002 . . .	Gottwald HoldCo 4 GmbH Düsseldorf		DE	Gottwald HoldCo 3 GmbH Düsseldorf	100.00	100.00	full	
	NOT CONSOLIDATED AFFILIATED COMPANIES							
GOC004 . . .	AQZ Ausbildungs- und Qualifizierungszentrum GmbH		DE	Gottwald Port Technology GmbH Düsseldorf	20.00		nc	

nc = not consolidated

INDEPENDENT AUDITORS' REPORT

To
Demag Investments S.à r.l., Luxembourg
DCC HoldCo 3 (drei) GmbH, Wetter
Gottwald HoldCo 3 (drei) GmbH, Düsseldorf

We have audited the balance sheets of DCC HoldCo 3 (drei) GmbH, Wetter and Gottwald HoldCo 3 (drei) GmbH, Düsseldorf (the "Group") as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These combined financial statements are the common responsibility of the managements of Demag Investments S.à r.l., Luxembourg, DCC HoldCo 3 (drei) GmbH, Wetter and Gottwald HoldCo 3 (drei) GmbH, Düsseldorf. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, such Combined Financial Statements present fairly, in all material aspects, the financial position of the Group, as of September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

Crampton (Wirtschaftsprüfer)	Dr. Loch (Wirtschaftsprüfer)

DCC HOLDCO 3 (DREI) GmbH, WETTER
AND
GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

I

COMBINED INTERIM FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL
REPORTING STANDARDS (IFRS)
FOR THE SIX MONTHS ENDED MARCH 31, 2006
(UNAUDITED)

DCC AND GOTTWALD
COMBINED INTERIM INCOME STATEMENT

	Note	Oct 1, 2005 - March 31, 2006	Oct 1, 2004 - March 31, 2005
		(in t€)	
Sales	2	465,170	392,063
Cost of sales		(342,361)	(290,436)
Gross Profit	2	**122,809**	**101,627**
R & D expense		(7,877)	(8,350)
Selling, general and administrative expense		(95,932)	(91,122)
Other operating income (expense), net		(34)	3,342
Profit Share on associated companies		420	335
Earnings before interest and taxes (EBIT)	2	**19,386**	**5,832**
Interest and similar income/(expense), net		(8,436)	(18,947)
Earnings before tax (EBT)		**10,950**	**(13,115)**
Income tax credit/(expense)	3	(2,306)	5,361
Net income after tax (NIAT)		**8,644**	**(7,754)**

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD

COMBINED INTERIM BALANCE SHEET

	Note	March 31, 2006 (unaudited)	September 30, 2005 (audited)
		(in t€)	
Goodwill		120,248	119,729
Other intangible assets		61,371	60,108
Property, plant + equipment		122,059	123,229
Investment property		8,494	21,622
Investments in associates		11,356	11,480
Other investments		760	1,010
Unamortized debt issuance cost		3,987	5,202
Long-term trade receivables		3,259	3,373
Other long-term assets		4,132	4,853
Deferred tax assets		76,387	75,576
Total non-current assets		**412,053**	**426,182**
Inventories	4	191,134	169,289
Advance payments made		5,098	892
Accounts receivable		159,087	151,040
Short-term financial receivables	5	9,103	57,890
Income tax receivables		1,184	306
Other current assets		22,675	18,935
Cash and cash equivalents	5	37,764	43,166
Total current assets		**426,045**	**441,518**
Total assets		**838,098**	**867,700**
Shareholders investment		235,777	235,777
Revaluation, hedging, translation reserves, actuarial gains & losses (SORIE)		(8,758)	(9,339)
Retained Earnings, net of minorities		(56,983)	(65,931)
Equity attributable to equity holders of the parent		**170,036**	**160,507**
Minority interest		596	84
Total equity		**170,632**	**160,591**
Long-term interest-bearing loans and borrowings	5	203,837	264,181
Pension plans and similar commitments		140,948	139,422
Long-term provisions		8,739	7,446
Other long-term liabilities		26,697	27,041
Deferred tax liabilities		17,901	18,975
Non-current liabilities		**398,122**	**457,065**
Short-term interest-bearing loans and borrowings and current maturities of long-term debt	5	17,137	15,151
Accounts payable		80,373	65,189
Advance payments received		60,386	57,083
Short-term provisions		19,587	21,005
Accrued tax liabilities (income/trade)		8,533	7,414
Other short-term liabilities		83,328	84,202
Total current liabilities		**269,344**	**250,044**
Total liabilities and shareholders' equity		**838,098**	**867,700**

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD

COMBINED INTERIM STATEMENT OF CASH FLOWS

	Oct 1, 2005 - March 31, 2006	Oct 1, 2004 - March 31, 2005
	(in t€)	
Net income after tax	**8,644**	**(7,754)**
Depreciation & amortization	15,556	15,920
Interest income/expense, net	8,436	18,947
Income taxes	2,307	(5,361)
Subtotal	**34,943**	**21,752**
Change in inventory	(21,429)	(27,897)
Change in accounts receivable (trade)	(6,376)	(3,378)
Change in accounts payable (trade)	14,616	(8,130)
Change in advance payments, net	(802)	3,470
Contributions to pension funds	(541)	(498)
(Gain) loss on disposal of fixed assets	186	1,321
Change in other assets/liabilities	(5,339)	(17,266)
Cash Flow from operations before interest & taxes	**15,258**	**(30,626)**
Net interest payments	(5,714)	(12,211)
Income tax payments	(4,247)	(2,638)
Cash Flow from operating activities	**5,297**	**(45,475)**
Acquisitions (purchase price + debt)	(1,839)	(502)
Capital expenditure	(13,422)	(7,633)
Disposal proceeds	13,666	6,279
Cash Flow from investing activities	**(1,595)**	**(1,856)**
Free cash flow before financing*	***3,702***	***(47,331)***
Increase (decrease) in debt**	(10,158)	(62,383)
Other changes in equity	0	100,000
Cash Flow from financing activities	**(10,158)**	**37,617**
Effect of foreign exchange rate changes in free cash flow	1,067	(47)
Net increase/(decrease) in cash and cash equivalents	**(5,389)**	**(9,761)**
Cash and cash equivalents at the beginning of the year	43,166	35,516
Effect of foreign exchange rate changes on cash	(13)	(90)
Cash and cash equivalents at the end of the year	**37,764**	**25,665**
Free cash flow before financing, interest and tax payments*	***13,663***	***(32,482)***

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 2.*

** Memo:		
Scheduled repayment of senior debt	(4,565)	0
Mandatory and voluntary prepayment of senior debt	(18,594)	(86,751)
Repayment of mezzanine debt		(30,904)
Repayment of vanilla loan		(18,185)
Mezzanine loan borrowings		20,000
Senior loan borrowings		215,000
Repayment IC-loans		(180,555)
Increase (decrease) in other financial debt	13,001	19,012
	(10,158)	**(62,383)**

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD

COMBINED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

	Shareholders Investment	Retained earnings	Statement of recognized income and expenses (SORIE)	Minority Interests	Total equity (gross)
			(in t€)		
Balance at September 30, 2005	235,777	(65,931)	(9,339)	84	**160,591**
Net income after tax		8,647		(3)	**8,644**
Other changes		301	581	515	**1,397**
Balance at March 31, 2006 . .	**235,777**	**(56,983)**	**(8,758)**	**596**	**170,632**

The accompanying notes are an integral part of these combined interim financial statements.

DCC AND GOTTWALD

NOTES TO THE UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS

1) Basis of preparation

The accompanying unaudited combined financial statements (the "Interim financial statements") include the combined results of DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH ("the Group"). DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by Kohlberg Kravis Roberts & Co. Ltd ("KKR"), and 19% owned by Siemens AG. Prior to the planned initial public offering ("IPO"), the DCC Group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation ("Aktiengesellschaft").

For the financial periods presented, DCC HoldCo 3 (drei) GmbH had no participation in Gottwald HoldCo 3 (drei) GmbH. Therefore the equity in the combined financial statements is a mere addition of the equity figures of the consolidated DCC HoldCo 3 (drei) GmbH and the consolidated Gottwald HoldCo 3 (drei) GmbH and has been presented as shareholders investment. These Interim financial statements are presented solely for the purposes of presenting financial information of the Group for potential investors. The financial results presented in these financial statements may not be consistent with the financial results that would have resulted had the groups been consolidated prior to March 31, 2006.

These Interim financial statements are unaudited. They are prepared in accordance with IAS 34 "Interim Financial Reporting". Certain information and footnote disclosures normally included in a complete set of financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. However, such information includes all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results of the interim periods. Interim results are not necessarily indicative of results to be expected for the full year.

The September 30, 2005 balance sheet is derived from audited financial statements but does not include all disclosures required by IFRS. However, the Group believes that the disclosures are adequate to make the information presented not misleading.

These Interim financial statements should be read in conjunction with the Group's Combined financial statements for the years ended September 30, 2005 and 2004.

The accounting policies and methods of computation applied for the Interim Financial Statements are identical to those followed in the audited Combined Financial Statements according to IFRS as of September 30, 2005.

Use of Estimates

In the preparation of these accounts certain estimates and judgments were required that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Interim financial statements and the reported amounts of revenues and expenses during the reporting periods.

2) Segment reporting

The Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments in interim reporting is set out in the primary segment reporting format "business segments". For additional information related to the secondary segment reporting format "geographical segments" reference is made to the Combined financial statements as of September 30, 2005. This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

2) Segment reporting (Continued)

Primary reporting format (business segments)

The Group has three reportable segments based on the nature of products and services provided, which are Industrial Cranes, Port Technology and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. In the "Port Technology" segment the Group develops, manufactures, assembles, delivers and maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions. The "Services" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here.

The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and
- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof).

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

2) Segment reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

Revenues (by segment)	Oct 1, 2005 – March 31, 2006	Oct 1, 2004 – March 31, 2005
	(in t€)	
Industrial Cranes	226,420	196,936
Port Technology	110,708	84,588
Services	128,042	110,539
Total revenues*	**465,170**	**392,063**

* *intersegment sales* ... *10.662* ... *6.492*

Gross profit (by segment)	Oct 1, 2005 – March 31, 2006	Oct 1, 2004 – March 31, 2005
	(in t€)	
Industrial Cranes	58,157	49,715
Port Technology	23,760	17,341
Services	47,358	41,089
Adjusted gross profit	**129,275**	**108,145**
Adjustments (unallocated non-segmental):		
– Effects from Purchase accounting deprec./amortiz.	(5,513)	(5,893)
– Adjustments for one-off effects	(953)	(625)
Gross profit	**122,809**	**101,627**

	Oct 1, 2005 - March 31, 2006	Oct 1, 2004 - March 31, 2005
	(in t€)	
Segment profit (adjusted EBIT)		
Industrial Cranes*	2,399	(4,342)
Port Technology	6,975	3,584
Services	21,541	19,599
Segment profit (adjusted EBIT)	**30,915**	**18,841**
Adjustments (unallocated non-segmental):		
– Effects from Purchase accounting deprec./amortiz.	(5,632)	(5,898)
– Adjustments for one-off effects**	(5,139)	(6,353)
– Adjustment for Holding charges	(758)	(758)
EBIT	**19,386**	**5,832**

* *thereof share of profit in associates*	*420*	*335*
** *thereof:*		
Restructuring/Consulting	*(2,045)*	*(5,444)*
Severance and redundancy costs	*(3,458)*	*(4,827)*
Profits (losses) from divestments	*364*	*(707)*
Other		*4,625*

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations. Other adjustments for one-off effects in the period ended March 31, 2005 include the release of an employee benefit related provision.

2) Segment reporting (Continued)

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non-GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

	Oct 1, 2005 – March 31, 2006	Oct 1, 2004 – March 31, 2005
	(in t€)	
Segment profit (adjusted EBIT)	**30,915**	**18,841**
+ Depreciation/Amortization	9,923	10,022
Adjusted EBITDA	**40,838**	**28,863**

For cash flow purposes the Group does not manage its cash flow by segment, it does however manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

	Period ended March 31,	
	2006	2005
	(in t€)	
Cash Flow from operating activities	5,297	(45,475)
Cash Flow from investing activities	(1,595)	(1,856)
Free cash flow before financing	**3,702**	**(47,331)**
Net interest payments	5,714	12,211
Income tax payments	4,247	2,638
Free cash flow before financing, interest and tax payments	**13,663**	**(32,482)**

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

3) Income tax credit/(expense)

Income tax credit/(expense) for the period ending March 31, 2006 includes the release of € 1.9 million of deferred tax liabilities. The deferred taxes had been set up when revaluing the related assets, real estate in a UK based DCC subsidiary, in October 2002. These assets were sold in December 2005. According to tax advice recently obtained on this transaction the sale will not trigger any material taxes in the U.K. Therefore, the deferred tax liability has been released as of March 31, 2006.

4) Inventories

	March 31, 2006	September 30, 2005
	(in t€)	
Raw materials and supplies	37,920	39,146
Work-in-process	137,274	118,340
Finished goods and products held for resale	15,940	11,803
Total inventories	**191,134**	**169,289**

5) Interest bearing loans and borrowings

The interest bearing loans and borrowings as per March 31, 2006 include the following positions:

	March 31, 2006			September 30, 2005		
	current	non-current	total	current	non-current	total
		(in t€)			(in t€)	
Senior debt	8,402	180,168	**188,570**	6,170	205,947	**212,117**
Mezzanine loan		21,024	**21,024**		20,582	**20,582**
Other term debt with related parties			**0**		34,103	**34,103**
Cash pooling liabilities	2,797		**2,797**	6,866		**6,866**
Leasing liabilities	234	1,407	**1,641**	217	1,520	**1,737**
Other bank debt	5,058	60	**5,118**	1,726		**1,726**
Other debt	646	1,178	**1,824**	172	2,029	**2,201**
Total interest bearing loans	**17,137**	**203,837**	**220,974**	**15,151**	**264,181**	**279,332**

Senior debt decreased by t€ 23,547 following a scheduled repayment of t€ 4,565 on March 31, 2006 and a prepayment in the amount of t€ 18,594 on March 31, 2006.

6) *Contractual commitments*

The following contractual commitments existed as of March 31, 2006:

	Less than one year	1-5 years	More than 5 years	Total
		(in t€)		
Operating lease obligations	10,646	22,461	8,045	**41,152**
Finance leases	234	1,407	0	**1,641**
Purchase commitments				
– Fixed assets	5,852	3,210	0	**9,062**
– Inventory purchase	77,710	0	0	**77,710**
– Other assets	6,563	0	12	**6,575**
Pension and similar obligations	6,750	36,269	97,929	**140,948**
Total	**107,755**	**63,347**	**105,986**	**277,088**

7) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product

7) Contingent liabilities (Continued)

warranties and the guarantees provided in the context of the credit arrangements) as of March 31, 2006, are as follows:

	March 31, 2006	
	Maximum future potential obligation	Amount recognized as a liability
	(in t€)	
Credit guarantees	12,647	0
Notes	928	1,003
Guarantees for third-party liabilities	57,247	0
Warranties	13,259	0
Others	3,578	0
Total	**87,659**	**1,003**

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which Gottwald enters in connection with the sale of certain of its machinery and equipment products. The term of such buy back arrangements is generally between one and five years. In this context Gottwald sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extends the lease at the end of the original lease contract, Gottwald has the obligation to repurchase the machine from the leasing company. Under other contracts, Gottwald is obligated to reimburse the leasing company for economic losses incurred through a default by the end user. In certain cases, when the customer directly acquired the product from Gottwald, the repurchase option can be exercised by the customer upon certain conditions. Because of the past experience and the geographical spread of the cranes installed, management assesses only a remote probability that buy-back options are executed to a larger extent at the same time. As of March 31, 2006 the maximum potential obligation amounts to t€ 44,581 (30.09.2005: t€ 41,898).

Together with Demag Investments S.à r.l. as Parent, certain subsidiaries within DCC and Gottwald group are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are fully down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees are subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of March 31, 2006 the maximum potential obligation amounts to t€ 363,471 (30.09.2005: t€ 388,495). The decrease is due to the decrease in debt outstanding as of March 31, 2006 in comparison to September 30, 2005. The guarantees provided under the credit arrangements will be released at the date of the IPO and the new financing arranged for the Group. In the context of the IPO certain advisory and consultancy services have been or will be provided to the group. The total amounts of these cannot currently be measured with sufficient reliability and therefore provision is not considered necessary or appropriate at this time.

8) Subsequent events

The Group has entered into negotiations with banks in respect of a new revolving credit facility that will replace the current financing. It is anticipated that the new credit facility will provide access to t€ 325,000, which the Group may use to service its working capital needs or for other general corporate purposes.

DCC HOLDCO 3 (DREI) GmbH, WETTER

CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(IFRS) FOR THE YEAR ENDED SEPTEMBER 30, 2005,
COMPARATIVE INFORMATION FOR THE YEARS ENDED
SEPTEMBER 30, 2004 AND 2003;
AND OPENING BALANCE SHEET AS OF OCTOBER 1, 2002

DCC HOLDCO 3 (DREI) GmbH, WETTER
CONSOLIDATED INCOME STATEMENT
for the year ended September 30

	Note	2005	2004	2003
			(in t€)	
Sales	4,22	660,224	620,812	666,689
Cost of sales		(483,301)	(475,440)	(545,451)
Gross Profit		**176,923**	**145,372**	**121,238**
R & D expense	6	(12,795)	(14,015)	(26,697)
Selling, general and administrative expense	7	(161,900)	(145,478)	(148,112)
Other operating income/(expense), net	8	14,947	6,183	6,055
Share of profit of associates	9	669	782	689
Earnings before interest and taxes (EBIT)		**17,844**	**(7,156)**	**(46,827)**
Interest and similar income/(expense), net	10	(23,566)	(29,533)	(10,346)
Earnings/(loss) before tax (EBT)		**(5,722)**	**(36,689)**	**(57,173)**
Income tax credit/(expense)	11	2,036	14,184	18,073
Profit/(loss) after tax		**(3,686)**	**(22,505)**	**(39,100)**
Net income/(loss) after tax (NIAT)		**(3,686)**	**(22,505)**	**(39,100)**
attributable to equity holders of the parent company		(3,686)	(22,505)	(39,100)
attributable to minority Interest and similar				

The accompanying notes are an integral part of the consolidated financial statements.

DCC HOLDCO 3 (DREI) GmbH, WETTER
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)
for the year ended September 30

	2005	2004	2003
		(in t€)	
Fair value recognition of effective portion of cash flow hedges		1,159	(1,159)
Fair value recognition of available-for-sale financial instruments	27	(7)	4
Recognized actuarial gains and losses	(7,785)	2,043	(1,100)
Foreign exchange translation differences	3,933	(778)	(4,126)
Net Income recognized directly in equity	**(3,825)**	**2,417**	**(6,381)**
Net income after tax	**(3,686)**	**(22,505)**	**(39,100)**
attributable to the parent	(3,686)	(22,505)	(39,100)
attributable to minority interest			
Total recognized income and expenses for the year	**(7,511)**	**(20,088)**	**(45,481)**
attributable to the parent	(7,511)	(20,088)	(45,481)
attributable to minority interest			

The accompanying notes are an integral part of the consolidated financial statements.

DCC HOLDCO 3 (DREI) GmbH, WETTER
CONSOLIDATED BALANCE SHEET
for the year ended September 30

	Note	2005	2004	2003	2002
			(in t€)		
Goodwill	12	112,287	111,206	111,643	112,001
Other intangible assets	12	42,361	46,754	56,205	80,272
Property, plant and equipment	13	90,917	128,578	149,102	164,357
Investment property	14	21,622	1,161	1,838	2,384
Investments in associates	15	11,480	10,870	10,800	14,689
Other investments	16	884	859	791	956
Unamortized debt issuance cost	17	3,205	5,518	11,397	13,956
Other long-term assets	18	3,047	6,473	3,776	1,947
Deferred tax assets	19	70,581	62,668	44,694	43,070
Total non-current assets		**356,384**	**374,087**	**390,246**	**433,632**
Inventories	20	119,727	109,205	120,738	181,752
Advance payments made		8,424	1,178	1,222	2,419
Accounts receivable	21	128,906	129,992	145,697	172,257
Short-term financial receivables		23,901	7,630	6,054	10,526
Income tax receivables		306	212		2,063
Other current assets	23	14,405	15,662	34,089	55,136
Cash and cash equivalents	24	39,454	26,951	28,833	74,535
Total current assets		**335,123**	**290,830**	**336,633**	**498,688**
Total assets		**691,507**	**664,917**	**726,879**	**932,320**
Common stock		1,450	1,450	1,331	25
Additional paid-in capital		218,927	118,752	39,439	40,745
Statement of recognized income and expense (SORIE)		(7,789)	(3,964)	(6,381)	
Retained Earnings, net of minorities		(66,299)	(62,581)	(39,656)	(556)
Equity attributable to equity holders of the parent	25	**146,289**	**53,657**	**(5,267)**	**40,214**
Minority interest		84			
Total equity		**146,373**	**53,657**	**(5,267)**	**40,214**
Long-term interest-bearing loans and borrowings	26	178,021	252,184	326,242	342,646
Pension plans and similar commitments	28	127,409	112,259	115,686	110,213
Long-term provisions	29	3,963	3,115	6,245	
Other long-term liabilities	29	24,576	30,225	29,391	24,129
Deferred tax liablities	19	13,394	16,884	17,963	43,233
Total non-current liabilities		**347,363**	**414,667**	**495,527**	**520,221**
Short-term interest-bearing loans and borrowings and current maturities of long-term debt	30	14,934	16,844	15,780	93,692
Accounts payable		49,463	56,883	51,558	57,010
Advance payments received		42,352	26,776	28,551	37,838
Short-term provisions	31	19,842	22,217	41,418	68,548
Accrued tax liabilities (income)		5,081	6,227	24,131	25,233
Other short-term liabilities	32	66,099	67,646	75,181	89,564
Total current liabilities		**197,771**	**196,593**	**236,619**	**371,885**
Total liabilities and shareholders' equity		**691,507**	**664,917**	**726,879**	**932,320**

The accompanying notes are an integral part of the consolidated financial statements

DCC HOLDCO 3 (DREI) GmbH, WETTER
CONSOLIDATED STATEMENT OF CASH FLOW

	2005	2004	2003
		(in t€)	
Net income after tax	(3,686)	(22,505)	(39,100)
Depreciation & amortization, impairment	27,930	33,452	51,490
Interest income/expenses, net	23,566	29,533	10,347
Income taxes	(2,036)	(14,184)	(18,073)
Subtotal	**45,774**	**26,296**	**4,664**
Change in inventory	(7,070)	9,552	59,394
Change in accounts receivable (trade)	3,718	14,220	37,571
Change in accounts payable (trade)	(10,095)	6,688	(2,919)
Change in advance payments, net	7,323	(1,576)	(9,287)
Contributions to pension funds	(984)	(968)	
(Gain) loss on the disposal of fixed assets	(2,211)	(1,259)	(354)
Change in other assets/liabilities	(4,161)	(29,371)	(21,934)
Other expenses not affecting cash	(6,988)	(7,015)	(8,413)
Cash flow from operations before interest & taxes	**25,306**	**16,567**	**58,722**
Net Interest payments	(14,858)	(12,541)	(8,100)
Income tax payments	(6,699)	(5,615)	(4,300)
Cash flow from operating activities	**3,749**	**(1,589)**	**46,322**
Acquisitions (purchase price and debt)	(1,150)	(10,376)	(15)
Desinvestments	200	10,845	
Capital Expenditure	(11,874)	(16,810)	(18,723)
Disposal proceeds	13,621	15,367	5,483
Cash flow from investing activities	**797**	**(974)**	**(13,255)**
Free Cash Flow before financing*	***4,546***	***(2,563)***	***33,067***
Increase (decrease) in debt**	(93,595)	(2,546)	(82,497)
Other changes in equity	100,144	2,867	
Cash flow from financing activities	**6,549**	**321**	**(82,497)**
Net increase/(decrease) in cash and cash equivalents	**11,095**	**(2,242)**	**(49,430)**
Cash and cash equivalents at the beginning of the year	26,951	28,833	74,535
Effect of foreign exchange rate changes	1,408	361	3,728
Cash and cash equivalents at the end of the year	**39,454**	**26,951**	**28,833**
Free cash flow before financing, interest & taxes*	***26,103***	***15,593***	***45,467***

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 5.*

**	2005	2004	2003
Scheduled repayment of Senior debt	(3,085)	(7,540)	(6,801)
Mandatory repayment of Senior debt	(27,919)	(71,599)	
Increase (decrease) in other financial debt	(62,591)	76,593	(75,696)
	(93,595)	**(2,546)**	**(82,497)**

The accompanying notes are an integral part of these consolidated financial statements.

DCC HOLDCO 3 (DREI) GmbH, WETTER
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock	Additional paid in Capital (APIC)	Retained earnings	Statement of recognized income and expenses (SORIE)	Equity attributable to equity holders of the parent	Minority interest	Total equity (gross)
				(in t€)			
Balance at October 1, 2002	**25**	**40,745**	**(556)**		**40,214**		**40,214**
Net income after tax			(39,100)		(39,100)		(39,100)
Other changes	1,306	(1,306)		(6,381)	(6,381)		(6,381)
Balance at September 30/ October 1, 2003	**1,331**	**39,439**	**(39,656)**	**(6,381)**	**(5,267)**	**0**	**(5,267)**
Net income after tax			(22,505)		(22,505)		(22,505)
Other changes	119	79,313	(420)	2,417	81,429		81,429
Balance at September 30/ October 1, 2004	**1,450**	**118,752**	**(62,581)**	**(3,964)**	**53,657**	**0**	**53,657**
Net income after tax			(3,686)		(3,686)		(3,686)
Dividend payment					0		0
Other changes		100,175	(32)	(3,825)	96,318	84	96,402
Balance at September 30, 2005	**1,450**	**218,927**	**(66,299)**	**(7,789)**	**146,289**	**84**	**146,373**

The accompanying notes are an integral part of the consolidated financial statements

Detailed Index of the Notes to the Consolidated Financial Statements

DCC HOLDCO 3 (DREI) GmbH, WETTER
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1) Business description, background and basis of presentation

On September 24, 2002 private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, DCC HoldCo 3 (drei) GmbH, Wetter, ("DCC", the "Company" or the "Group" (the "Acquisition").

DCC is the parent company of the DCC group, one of the two leading providers of industrial cranes and components with worldwide coverage. DCC is a global engineering group with a leading market position in standard and process cranes and handling technology, drives and after sales service.

The accompanying consolidated balance sheet of DCC as of September 30, 2005 and the related statements of income, changes in equity and cash flow for the year then ended are prepared in accordance with International Financial Reporting Standards (IFRS).

The purchase method of accounting, which allocates the purchase price to the fair value of assets acquired and liabilities assumed, has been followed by DCC in accordance with IFRS 3.

The Company is still in the process of obtaining final details regarding certain minor adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities provided by Siemens AG as the Seller for all types of taxes paid subsequent to June 30, 2002 related to the period prior to June 30, 2002. Accordingly, purchase price is subject to further adjustments.

2) Significant accounting policies

DCC (the "Company") is a company domiciled in Germany. The consolidated financial statements of the Company for the year ended September 30, 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

The financial statements were authorized for issue on April 21, 2006.

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB).

These financial statements carry comparative data for all three years of the company's existence. For further information on the adoption of IFRS, please see note 39 "Explanations about application of IFRS".

All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective by 30 September 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods besides IAS 24 "Related Parties" which has been applied in the version of January 1986. The Company will adopt IAS 24 (revised 2004) in its Financial statements of the year ending September 30, 2006.

Basis of preparation

The financial statements are presented in Euro, rounded to the nearest thousand.

They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: Derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

2) Significant accounting policies (Continued)

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period or in the period of the revision and future periods, if the revision affects both current and future periods. Judgments made by Management in the application of IFRS, that have significant effect on the financial statements and estimates, with a significant risk of material adjustment in the next year are discussed in note 38 "Accounting estimates and judgments".

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

Basis of Consolidation

The consolidated financial statements include the financial statements of DCC and substantially all directly or indirectly controlled subsidiaries. Certain Demag group businesses, which are accounted for at cost and recorded under Shares in affiliated companies, have not been consolidated in these financial statements because their aggregated effect on net sales, net income (loss) and shareholders' equity was not considered material.

Associated companies in which the Company – directly or indirectly – has the ability to exercise significant influence over operating and financial policies (generally 20% to 50% of the ownership interests) are accounted for in accordance with the equity method.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are accounted for in accordance with IAS 31 using the equity method.

Investments in which the Company does not control or exercise significant influence (generally less than 20% ownership) are accounted for at fair value or at cost, if fair values cannot be determined on a reasonable basis. They are disclosed as other share investments.

All significant intercompany transactions have been eliminated in the consolidation.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Euro at foreign exchange rates ruling at the dates the fair value was determined.

The assets and liabilities of foreign subsidiaries, whose functional currency is different from Euro, are translated using the financial period end exchange rates, while the statements of income are translated using the average exchange rates during the period. Differences that arise from the

2) Significant accounting policies (Continued)

translation of assets and liabilities in comparison to the translation of the previous period, are shown as translation adjustments within the changes in the Statement of recognized income and expense (SORIE). These adjustments result mainly from companies in US, UK, and some smaller entities in other countries.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense), net. Financing related to foreign currency transaction gains and losses are included in interest and similar, income (expense), net.

The exchange rates, expressed in foreign currency per Euro, of the significant currencies of non-Euro countries used for the consolidated financial statements were as follows:

		Year-end exchange rate September 30			Average rate for the year ending September 30		
Country	ISO code	2005	2004	2003	2005	2004	2003
USA	USD	1.2042	1.2409	1.1597	1.27165	1.21659	1.08429
United Kingdom	GBP	0.68195	0.6868	0.6955	0.68768	0.67919	0.67695
Switzerland	CHF	1.5561	1.5524	1.5391	1.54474	1.54924	1.49901
Brazil	BRL	2.6683	3.5205	3.3979	3.27685	3.59518	3.58557
India	INR	53.0714	56.7596	53.2012	56.00727	55.36124	51.31425

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

Sales

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. For product sales that require the Company to install the product at the customer location, which is essential to the functionality of the product sold, sales are recognized when the equipment has been delivered to and installed at the customer location. Concerning multi-component-contracts the recognition of sales from goods sold and services rendered are separated. Sales from service are recognized either after the Company has rendered service or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Some sales from construction projects are recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs. Contract loss provisions are established in the period, when the current estimate of total contract cost exceeds total contract revenue.

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income.

Cost of Sales

Cost of sales includes costs directly attributable to the production process.

Research and Development Expenses

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

2) Significant accounting policies (Continued)

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in that case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Derivative Financial Instruments

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

Intangible Assets

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized, if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Group has sufficient resources to

2) Significant accounting policies (Continued)

complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. The company has not capitalized any development expenditure in accompanying financial statements.

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses see below ("Impairment and recoverability").

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditures on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Company amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) is not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the sum of the discounted cash flows of the reporting unit.

Table of estimated useful lives for intangible assets

	Average useful life
Patents, licenses and similar rights	5
Order and production backlog	1
Brands	Indefinite
Software	3
Service contracts	6

Property, plant and equipment

Property, plant, and equipment is valued at acquisition cost less accumulated depreciation and any impairment in value (see below).

Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses see below ("Impairment and recoverability").

The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, if it is probable, that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. Cost of its dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as an expense as incurred.

2) Significant accounting policies (Continued)

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost include all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost is depreciated separately. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

The following estimated useful lives are used:

Factory and office buildings	25 to 33 years
Other buildings	8 to 50 years
Technical machinery & equipment	5 to 12 years
Furniture & office equipment	3 to10 years
Vehicles	5 to 8 years
IT equipment and hardware	3 to 5 years

Investment property

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are accounted for using the cost model. Depreciation is recognized as described in property plant and equipment and is expensed in the income statement.

Other Investments

The Company does not hold any securities classified as trading or held-to-maturity.

Debt securities for which the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items, such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Group on the date it commits to purchase/ sell the investments.

Unamortized debt issuance costs

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

Inventories

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

2) Significant accounting policies (Continued)

Accounts receivable

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

Other current assets

Other current assets are stated at their cost less provisions to reflect realizable value.

Cash and cash equivalents

The Company considers all highly liquid investments to be cash equivalents.

Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate assumptions used reflect the rates available on high-quality fixed-income debt instruments.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Group's net obligation in respect of long-term service benefits other than pension plans is the amount of future postretirement healthcare benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

Provisions

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

2) Significant accounting policies (Continued)

Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

In the ordinary course of business, the Company's subsidiaries observe the existing environmental laws and regulations. Therefore they have made provisions for the estimated financial impact of environmental clean up related cost. The Company accrues for losses associated with environmental remediation obligations, when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations are generally recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

A provision for restructuring is recognized through the income statement when the Group approves a restructuring plan and announces the main features of the restructuring plan to those being affected by it. Only where the plan is associated with an acquisition and the plan is in existence at the date of acquisition, these amounts are reflected in the purchase price allocation and result in an increase in goodwill. All changes in estimates are recorded through income statement. Future operating costs are not provided for.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Accounts payable

Trade and other payables are stated at cost.

Impairment and recoverability of assets

The carrying amounts of the Group's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine, whether there is any indication of impairment. If any of such indication exists, the asset's recoverable amount is estimated. For goodwill, for assets, that have an indefinite useful life and for intangible assets, that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence, that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss, even though the financial asset has not been derecognized. The amount of the cumulative loss, that is recognized in profit or loss, is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Group's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does

2) Significant accounting policies (Continued)

not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable carried at amortized cost is reversed, if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed, if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent, that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3) Acquisitions of subsidiaries

No acquisitions and no disposals occurred during the three years.

4) Sales

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Sale of goods	398,381	374,128	430,988
Services and spare parts	234,609	221,649	220,861
Other Sales	27,234	25,035	14,840
Total Sales	**660,224**	**620,812**	**666,689**

5) Segment Reporting

The DCC Group distinguishes between business segments and geographical segments. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segments" and also in the secondary segment reporting format "geographical segments". This structure reflects internal reporting (management approach) and takes into account the different risks and earnings structures of the segments.

Primary reporting format (business segments)

The DCC Group has two reportable segments based on the nature of products and services provided, which are Industrial Cranes and Services. In the "Industrial Cranes" segment the Group develops, manufactures, assembles and delivers industrial cranes including components and material handling solutions. The "Service" segment includes our industry crane field service activities such as inspection, maintenance, repair or refurbishment of cranes in use. Sales of spare parts are also included here. The Group does not allocate certain costs to its individual segments. These unallocated non-segmental (corporate) costs include cost associated with the following:

- Effects of purchase accounting: The Group does not allocate purchase accounting adjustments such as goodwill, fair value write up of assets, intangibles, and the associated additional expenses to its individual segments;
- Management fee from its holding companies; and

5) Segment Reporting (Continued)

- Other costs the Group believes to be one-off costs associated with purchase transactions, restructurings, the divestment of assets/liabilities and any impairment costs (or reversals thereof)

The Group considers that such effects are not indicative of the Group's ongoing operating performance. In addition, the Group is not in a position to allocate these adjustments between segments using any reasonable basis of allocation and without disproportionate time and expense.

While management believes excluding these costs provides a reasonable basis for considering the Group's operating performance, the adjustments are not defined within IFRS. As a consequence of these unallocated costs the Group's segment gross profit and segment profit excludes certain costs which may otherwise be associated with these segments. Moreover, the Group may, in the future, incur costs and expenses similar to those being excluded as part of the adjustments.

The Group also does not manage its operations by allocating assets, liabilities and capital expenditures to its segments and such allocations are not included within its system of internal financial reporting to key management personnel. For this reason, the data for disclosures under IAS 14.55ff cannot be generated without disproportionate time and expense. While the Group allocates depreciation & amortization to its segment cost of sales, it does not have the ability to

5) Segment Reporting (Continued)

isolate total depreciation & amortization by segments: disclosure under IAS 14.58 cannot be provided without disproportionate time and expense.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Revenues (by segment)			
Industrial Cranes	425,615	399,163	445,828
Services	234,609	221,649	220,861
Total revenues	**660,224**	**620,812**	**666,689**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Gross profit (by segment)			
Industrial Cranes	103,397	87,368	111,462
Services	86,748	74,790	78,217
Adjusted gross profit	**190,145**	**162,158**	**189,679**
Adjustments (unallocated non-segmental):			
+/- Effects from Purchase accounting in inventory			(43,167)
- Effects from Purchase accounting deprec./amortiz.	(11,481)	(16,027)	(20,731)
- Adjustments for one off effects	(1,741)	(759)	(4,542)
Gross profit	**176,923**	**145,372**	**121,239**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Segment profit (adjusted EBIT)			
Industrial Cranes*	1,265	(15,883)	(1,661)
Services	42,347	34,445	44,270
Segment profit (adjusted EBIT)	**43,612**	**18,562**	**42,609**
Adjustments (unallocated non-segmental):			
+/- Effects from Purchase accounting in inventory			(43,168)
- Effects from Purchase accounting deprec./amortiz.	(11,471)	(15,976)	(31,386)
- Adjustments for one off effects**	(13,131)	(8,427)	(13,567)
- Adjustments for Holding charges	(1,166)	(1,315)	(1,315)
EBIT	**17,844**	**(7,156)**	**(46,827)**

* *hereof share of profit in associated companies*	*669*	*782*	*689*
** *thereof:*			
Restructuring/Consulting	*(12,357)*	*(5,974)*	*(2,673)*
Severance & Redundancy Costs	*(12,281)*	*(6,142)*	*(4,592)*
Profit from divestments	*2,717*	*4,115*	
Other	*8,790*	*(426)*	*(6,302)*

Restructuring/Consulting also includes costs for external support and consultancy in large restructuring projects. Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

5) Segment Reporting (Continued)

Secondary reporting format (geographical segments)

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

	2005	2004	2003
		(in m€)	
Germany	171	163	189
Europe (excl. Germany)	236	241	266
The Americas	138	119	126
Other regions	115	98	86
	660	**621**	**667**

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

	2005	2004	2003
		(in t€)	
Segment profit (Adjusted EBIT)	**43,612**	**18,562**	**42,609**
+ Depreciation/Amortization	16,459	17,476	20,104
Adjusted EBITDA	**60,071**	**36,038**	**62,713**

For cash flow purposes the Group does not manage its cash flow by segment, it does manage its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cash flow from operating activities	3,749	(1,589)	46,322
Cash flow from investing activities	797	(974)	(13,255)
Free Cash flow before financing	**4,546**	**(2,563)**	**33,067**
Net interest payments	14,858	12,541	8,100
Income tax payments	6,699	5,615	4,300
Free Cash flow before financing, interest and tax payments	**26,103**	**15,593**	**45,467**

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

6) Research & Development expense

Total R & D expense for the year ending September 30, 2005 was t€ 12,795 (2004: t€ 14,015, 2003: t€ 26,697) which were expensed.

7) Selling, general and administration expense

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Selling and distribution expense	98,583	92,703	104,431
General and administration expense	62,007	49,165	43,681
Management fees	1,310	3,610	
Selling, general and administration expense	**161,900**	**145,478**	**148,112**

8) Other operating income and expense

	Year ended September 30		
	2005	2004	2003
Foreign currency transaction gains	3,113	690	4,475
Foreign currency transaction losses	(1,436)	(1,112)	(5,210)
Gains on disposal of non-current assets	5,639	5,575	1,584
Losses on disposal of non-current assets	(3,428)	(4,316)	(1,230)
Other restructuring expenses		(1,017)	(1,355)
Income from the release of other accruals	6,268	504	2,164
Rental Income from investment properties	118	216	281
Income from reversal of impairment	3,710		
Miscellaneous, net	963	5,643	5,346
Other operating income (expense), net	**14,947**	**6,183**	**6,055**

9) Profit Share on associated companies

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Share of profit in MHE Demag (S) Pte. Ltd., Singapore	669	782	689
Total	**669**	**782**	**689**

Share of profits of associates relates to the Company's 50% participation in MHE Demag Pty. Ltd., Singapore.

10) Interest and similar income (expense) net

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Currency gains	2,650	6,015	24,962
Currency losses	(2,345)		
Mark to market revaluation from interest rate swaps	(155)	(616)	
Amortization of debt issuance cost	(7,105)	(7,875)	(2,560)
Interest on Vanilla loan		(5,362)	(6,513)
Interest on Vendor loan		(4,217)	(9,518)
Interest on Senior Credit Facility	(2,116)	(7,502)	(9,459)
Interest expenses on pension provision	(6,759)	(6,427)	(6,999)
Interest on long term provisions	(744)	(1,101)	(1,208)
Expected interest return on plan assets	515	514	(207)
Other interest and similar expense	(7,507)	(2,962)	1,156
Interest and similar income (expense), net	**(23,566)**	**(29,533)**	**(10,346)**

In the financial year 2003 the mark-to-market effect from the interest rate swaps, t€ 1,900, was charged through equity (t€ 1,159 net of deferred taxes). Since the hedging requirements were not met any more this charge was reversed through the income statement within the financial year 2004.

11) Income tax expense

As of September 30, 2005 deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39%. Deferred taxes for foreign companies are based on enacted local tax rates.

Income tax expense/(credit) for the year ending September 30, 2005 consisted of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current income taxes			
Germany	(92)	104	625
Other countries	4,191	7,936	4,012
Subtotal	**4,099**	**8,040**	**4,637**
Deferred taxes			
Germany	(5,091)	(20,204)	(21,669)
Other countries	(1,044)	(2,020)	(1,041)
Subtotal	**(6,135)**	**(22,224)**	**(22,710)**
Income tax expense/(credit)	**(2,036)**	**(14,184)**	**(18,073)**

11) Income tax expense (Continued)

Income tax expense/(credit) differs from German expected blended tax rate (39%) as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Calculated tax.exp./(credit) at aggregate German rate (39,0%)	(2,232)	(14,309)	(22,298)
Other foreign/German trade tax	212	(553)	(2,392)
Change of valuation allowance*	3,000	(2,983)	7,739
Other permanent differences	(3,016)	3,661	(1,122)
Income tax expense/(credit)	**(2,036)**	**(14,184)**	**(18,073)**

* This amount results from the reversal of a valuation allowance of t€ 3,000 on losses carried-forward for the German corporate DCC HoldCo 3 GmbH, which was recorded as of September 30, 2003. The reversal bases on improved future expectations and the corresponding improved recoverability of the tax asset.

Deferred tax charges/credits recognized directly in equity:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Relating to Hedging			742
Relating to actuarial gains and losses in pensions	4,593	742	(838)
Others	125		
	4,718	**742**	**(96)**

For information on deferred tax assets and liabilities please refer to Note 19) "Deferred tax assets and liabilities".

12) Goodwill and other intangible assets

	Goodwill	Brands	Patents	Software	Service contracts	Others	Total
				(in t€)			
Cost							
Balance at October 1, 2002	112,001	17,514	15,321		22,744	24,693	**192,273**
Additions			201			4,365	**4,566**
Disposals	(354)					(19,610)	**(19,964)**
Reclassifications	(4)					49	**45**
Effect of movements in foreign exchange			(5)			(137)	**(142)**
Balance at September 30, 2003	**111,643**	**17,514**	**15,517**	**0**	**22,744**	**9,360**	**176,778**
Balance at October 1, 2003	111,643	17,514	15,517		22,744	9,360	**176,778**
Additions	173			3,614		358	**4,145**
Disposals	(610)			(1,058)		(356)	**(2,024)**
Reclassifications			(412)	8,247		(7,640)	**195**
Effect of movements in foreign exchange			(3)	1		(59)	**(61)**
Balance at September 30, 2004	**111,206**	**17,514**	**15,102**	**10,804**	**22,744**	**1,663**	**179,033**
Balance at October 1, 2004	111,206	17,514	15,102	10,804	22,744	1,663	**179,033**
Additions	1,150		17	2,117		18	**3,302**
Disposals	(200)			(106)			**(306)**
Reclassifications	84					201	**285**
Other changes	27						**27**
Effect of movements in foreign exchange	20		2	57		53	**132**
Balance at September 30, 2005	**112,287**	**17,514**	**15,121**	**12,872**	**22,744**	**1,935**	**182,473**
Amortization and impairment losses							
Balance at October 1, 2002							
Amortization for the year			(3,083)		(3,791)	(21,429)	**(28,303)**
Disposals						19,348	**19,348**
Effect of movements in foreign exchange			1			24	**25**
Balance at September 30, 2003	**0**	**0**	**(3,082)**	**0**	**(3,791)**	**(2,057)**	**(8,930)**
Balance at October 1, 2003			(3,082)		(3,791)	(2,057)	**(8,930)**
Amortization for the year			(3,038)	(2,534)	(3,790)	(318)	**(9,680)**
Impairment charge		(2,224)	(1,670)				**(3,894)**
Disposals				1,049		356	**1,405**
Reclassifications			63	(1,320)		1,257	
Effect of movements in foreign exchange			1			25	**26**
Balance at September 30, 2004		**(2,224)**	**(7,726)**	**(2,805)**	**(7,581)**	**(737)**	**(21,073)**
Balance at October 1, 2004		(2,224)	(7,726)	(2,805)	(7,581)	(737)	**(21,073)**
Amortization for the year			(3,031)	(3,283)	(3,791)	(271)	**(10,376)**
Impairment charge				(23)		(92)	**(115)**
Reversal of impairment losses		2,040	1,670				**3,710**
Disposals				99			**99**
Effect of movements in foreign exchange			(2)	(38)		(30)	**(70)**
Balance at September 30, 2005		**(184)**	**(9,089)**	**(6,050)**	**(11,372)**	**(1,130)**	**(27,825)**
Carrying amounts							
At October 1, 2002	112,001	17,514	15,321	0	22,744	24,693	**192,273**
At September 30, 2003	111,643	17,514	12,435		18,953	7,303	**167,848**
At October 1, 2003	111,643	17,514	12,435		18,953	7,303	**167,848**
At September 30, 2004	111,206	15,290	7,376	7,999	15,163	926	**157,960**
At October 1, 2004	111,206	15,290	7,376	7,999	15,163	926	**157,960**
At September 30, 2005	112,287	17,330	6,032	6,822	11,372	805	**154,648**

12) Goodwill and other intangible assets (Continued)

Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cost of sales	10,018	13,216	27,554
Research and Development	1	311	1
Selling, General & Administrative	472		722
Other operating expense		47	26
	10,491	**13,574**	**28,303**

Goodwill

Goodwill originated mainly from the acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Company is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

Impairment loss on intangible items and subsequent reversal

The total impairment loss of t€ 115 comes from Demag Cranes & Components Qinhuangdao Co. Ltd. and consists of t€ 23 on software and t€ 92 on other intangible assets. The reversal of impairment losses of t€ 3,710 comes from Demag Cranes & Components GmbH, Wetter and consists of t€ 2,040 on brands and t€ 1,670 on patents. The adjustments to fair market value are made due to adjusted sales expectations of the respective product groups.

Impairment tests for cash-generating units containing goodwill

Goodwill has been allocated to the Company as a whole. Thus the Company represents all combined Cash Generating Units (CGU) for impairment testing.

13) Property, plant and equipment

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and constructions in progress	Property, plant and equipment under finance leases	Total
				(in t€)			
Cost							
Balance at October 1, 2002	22,319	66,534	57,179	16,267	2,044	14	**164,357**
Acquisitions through business combinations							
Other acquisitions		447	7,038	4,200	2,473		**14,158**
Disposals	(1,011)	(1,433)	(1,456)	(1,818)	(30)		**(5,748)**
Reclassifications		(202)	426	531	(904)		**(149)**
Effect of movements in foreign exchange	(558)	(704)	(249)	(399)	(30)	(2)	**(1,942)**
Balance at September 30, 2003	**20,750**	**64,642**	**62,938**	**18,781**	**3,553**	**12**	**170,676**
Balance at October 1, 2003	20,750	64,642	62,938	18,781	3,553	12	**170,676**
Acquisitions through business combinations							
Other acquisitions	469	4,616	4,676	2,635	455	47	**12,898**
Transfer to investment property							
Disposals	(3,584)	(5,908)	(5,297)	(3,227)	5		**(18,011)**
Reclassifications		2,491	786	(365)	(2,669)		**243**
Effect of movements in foreign exchange	(124)	(103)	(94)	(123)	(23)		**(467)**
Balance at September 30, 2004	**17,511**	**65,738**	**63,009**	**17,701**	**1,321**	**59**	**165,339**
Balance at October 1, 2004	17,511	65,738	63,009	17,701	1,321	59	**165,339**
Acquisitions through business combinations							
Other acquisitions	130	101	5,171	1,801	2,518		**9,721**
Transfer to investment property	(6,541)	(17,355)					**(23,896)**
Disposals	(5,033)	(5,046)	(1,858)	(2,445)	(438)		**(14,820)**
Reclassifications		299	850	(404)	(947)		**(202)**
Effect of movements in foreign exchange	123	1,257	595	460	158	4	**2,597**
Balance at September 30, 2005	**6,190**	**44,994**	**67,767**	**17,113**	**2,612**	**63**	**138,739**

13) Property, plant and equipment (Continued)

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and constructions in progress	Property, plant and equipment under finance leases	Total
				(in t€)			
Depreciation and impairment losses							
Balance at October 1, 2002							
Depreciation charge for the year	(18)	(4,776)	(11,019)	(7,186)		(9)	(23,008)
Impairment losses							
Disposals		35	164	1,148			1,347
Reclassifications							
Effect of movements in foreign exchange	1	19	25	42			87
Balance at September 30, 2003	**(17)**	**(4,722)**	**(10,830)**	**(5,996)**	**0**	**(9)**	**(21,574)**
Balance at October 1, 2003	(17)	(4,722)	(10,830)	(5,996)		(9)	(21,574)
Depreciation charge for the year	(16)	(4,068)	(10,026)	(5,699)		(8)	(19,817)
Reversal of impairment losses							
Transfer to investment property							
Disposals		518	1,288	2,724			4,530
Reclassifications							
Effect of movements in foreign exchange	1	22	1	76			100
Balance at September 30, 2004	**(32)**	**(8,250)**	**(19,567)**	**(8,895)**	**0**	**(17)**	**(36,761)**
Balance at October 1, 2004	(32)	(8,250)	(19,567)	(8,895)		(17)	(36,761)
Depreciation charge for the year	(5)	(2,924)	(9,797)	(3,663)		(13)	(16,402)
Reversal of impairment losses			(9)				(9)
Transfer to investment property		2,439	65	(65)			2,439
Disposals	37	697	943	1,739			3,416
Reclassifications							
Effect of movements in foreign exchange		(175)	(113)	(216)		(1)	(505)
Balance at September 30, 2005	**0**	**(8,213)**	**(28,478)**	**(11,100)**	**0**	**(31)**	**(47,822)**
Carrying amounts							
At October 1, 2002	22,319	66,534	57,179	16,267	2,044	14	**164,357**
At September 30, 2003	20,733	59,920	52,108	12,785	3,553	3	**149,102**
At October 1, 2003	20,733	59,920	52,108	12,785	3,553	3	**149,102**
At September 30, 2004	17,479	57,488	43,442	8,806	1,321	42	**128,578**
At October 1, 2004	17,479	57,488	43,442	8,806	1,321	42	**128,578**
At September 30, 2005	6,190	36,781	39,289	6,013	2,612	32	**90,917**

Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property, plant and equipment in the years ending September 30, 2005, 2004 and 2003 respectively.

Leased plant and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Technical facilities, factory and office equipment	63	59	12
Less accumulated amortization	(31)	(17)	(9)
Total	**32**	**42**	**3**

13) Property, plant and equipment (Continued)

For obligations under finance lease an amount of t€ 11 (net present value) is included in long term debt as of September 30, 2005 (2004: t€ 24, 2003: t€ 12).

For obligations under finance lease and further information on leasing issues please refer to Note 33 "Leasing".

Property, plant and equipment under construction

The assets under construction include the following items:

	(in t€)
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai:	
New plant assembly lines for DR, DC and manufacturing license application	1,246
Demag Cranes & Components Corp., Cleveland:	
Siemens logistics Uniload project and Tacking fixtures	786

14) Investment property

	Land	Buildings and land improvements	Total
		(in t€)	
Cost			
Balance at 1 October 2002	862	1,522	**2,384**
Disposals	(124)	(342)	**(466)**
Effect of movements in foreign exchange	8	1	**9**
Balance at 30 September 2003	**746**	**1,181**	**1,927**
Balance at 1 October 2003	746	1,181	**1,927**
Disposals	(226)	(420)	**(646)**
Effect of movements in foreign exchange	1		**1**
Balance at 30 September 2004	**521**	**761**	**1,282**
Balance at 1 October 2004	521	761	**1,282**
Transfer to/from property, plant and equipment	6,541	17,355	**23,896**
Disposals		(54)	**(54)**
Effect of movements in foreign exchange	8	29	**37**
Balance at 30 September 2005	**7,070**	**18,091**	**25,161**
Depreciation and impairment losses			
Balance at 1 October 2002			
Depreciation charge for the year		(89)	**(89)**
Balance at 30 September 2003		(89)	**(89)**
Balance at 1 October 2003		(89)	**(89)**
Depreciation charge for the year		(60)	**(60)**
Disposals		28	**28**
Balance at 30 September 2004		**(121)**	**(121)**
Balance at 1 October 2004		(121)	**(121)**
Depreciation charge for the year		(1,027)	**(1,027)**
Transfer to/from property, plant and equipment		(2,439)	**(2,439)**
Disposals		54	**54**
Effect of movements in foreign exchange		(6)	**(6)**
Balance at 30 September 2005		**(3,539)**	**(3,539)**
Carrying amounts			
At 1 October 2002	862	1,522	**2,384**
At 30 September 2003	746	1,092	**1,838**
At 1 October 2003	746	1,092	**1,838**
At 30 September 2004	521	640	**1,161**
At 1 October 2004	521	640	**1,161**
At 30 September 2005	**7,070**	**14,552**	**21,622**
Fair values			
At 30 September 2005	8,719	14,810	**23,529**

The valuation of investment property is at cost.

After initial recognition, investment property is measured in accordance with IAS 40 using the cost model (cost less any accumulated depreciation and accumulated impairment losses). Depreciation is computed on the straight-line method over the estimated useful lives (10-20 years) of the related assets.

14) Investment property (Continued)

The Income statement includes t€ 118 from rental income (2004: t€ 216, 2003: t€ 281) and t€ 30 of operating expense (2004: t€ 53, 2003: t€ 79) during the reporting period.

15) Investments in associates

The Group has the following investments in associates:

		September 30			October 1
	Country	2005	2004	2003	2002
			(Participation in %)		
MHE Demag Pty. Ltd.	Singapore	50%	50%	50%	50%

The Group's share of post-acquisition total recognized profit or loss in the above associate for the year ended September 30, 2005 was t€ 669 (2004: t€ 782, 2003: t€ 689). The shipments to MHE included in sales for the year ended September 30, 2005 amount to t€ 13,336 (2004: t€ 10,250, 2003: t€ 10,110).

The share of profit or loss from associates recognized in the income statement is explained in Note 9) "Profit Share on associated companies".

No guarantees have been made for the liabilities of the associate.

The key figures for MHE Demag Pty. Ltd. reflecting only the 50% Demag's share are as follows:

	Fiscal year ending December 31		
	2004	2003	2002
		(in t€)	
Sales	21,033	15,826	18,283
Net income	1,559	1,488	689
Non-current assets	3,560	3,571	5,098
Current assets	14,528	14,446	14,041
Accruals	954	1,129	1,299
Liabilities & Shareholders' equity	17,134	16,888	17,840

16) Other investments

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Shares in other related parties	15	15	15
Other share investments	24	27	27
Long-term securities	845	817	749
Non-current investments, net	**884**	**859**	**791**

17) Unamortized debt issuance cost

Unamortized debt issuance cost of t€ 3,205 (2004: t€ 5,518; 2003: t€ 11,397) relate to the Company's long and short-term debt and is amortized over the life of the corresponding debt using the effective interest rate method. The amortization expense amounted to t€ 7,105 in the year ended September 30, 2005 including the full amortization of the existing debt issuance cost following the refinancing of debt as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 4,994. In the year ended September 30, 2004 the amortization expense totaled t€ 7,875 including the full amortization on the share allocated to the fixed rate guaranteed subordinated

17) Unamortized debt issuance cost (Continued)

unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded, because of the mandatory prepayment of the Senior debt. The increase to debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/ March 2004. Reference is made to note 26 "Long-term interest bearing loans and borrowings".

18) Other long-term assets

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Non-financial receivables from affiliated companies		3,127	155
Other long-term assets	3,047	3,346	3,621
Other long-term assets	**3,047**	**6,473**	**3,776**

19) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Receivables and other assets	786	1,066	4,937
Inventories	5,755	6,012	5,038
Intangible assets	2,229	75	223
Property, plant and equipment	1,803	946	1,639
Loss carry-forwards and tax credits	44,322	45,180	39,031
Provisions and liabilities	38,527	35,630	34,289
Other	230	11,900	661
Sub-total (assets)	**93,652**	**100,809**	**85,818**
Valuation allowances	(13,829)	(38,141)	(41,124)
Netting (Offsetting against liability)	(9,242)		
Deferred tax assets	**70,581**	**62,668**	**44,694**
Receivables and other assets	55	100	1,785
Inventories	178	145	1,871
Intangible assets	5,195	8,952	8,617
Property, plant and equipment	15,322	12,675	15,312
Provisions and liabilities	1,815	3,806	1,215
Other	71	12,385	10,342
Deduction of valuation allowances		(21,179)	(21,179)
Sub-total (liabilities)	**22,636**	**16,884**	**17,963**
Netting (Utilization of asset)	(9,242)		
Deferred tax liabilities	**13,394**	**16,884**	**17,963**
Deferred tax assets (liabilities), net	**57,187**	**45,784**	**26,731**

The changes in deferred tax are either booked in the income statement or recognized in equity. Please also refer to the Note 11) "Income tax expense".

Realization of the deferred tax assets is depending on generating sufficient taxable income in future periods. With regard to improved profitability expectations, management believes it is probable that the deferred tax asset, net of valuation allowances, will be realized.

19) Deferred tax assets and liabilities (Continued)

The Company has loss carry-forwards, which consist of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Germany: Corporate tax	113,194	104,408	95,269
Trade profit tax	80,981	76,733	78,826
Other countries	17,501	19,102	8,102

Losses can be carried forward indefinitely in Germany. t€ 14,873 of foreign loss carry-forwards expire during the next five years, t€ 2,628 thereafter or can be carried forward indefinitely. The utilization of future loss carry forwards is subject to minimum taxation in certain jurisdictions.

20) Inventories

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Raw materials and supplies	28,569	21,213	19,702
Work-in-progress	83,309	78,288	91,289
Finished goods and products held for resale	7,849	9,704	9,747
Inventories, net	**119,727**	**109,205**	**120,738**

21) Accounts receivable

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current trade accounts receivable, third parties	130,348	133,006	144,398
Notes receivable	60	11	
Less allowance for doubtful accounts	(7,537)	(7,676)	(8,073)
Trade accounts receivables, net	**122,871**	**125,341**	**136,325**
Current trade receivables from affiliated companies	6,500	4,921	8,946
Current trade receivables from related companies	841	893	1,502
Less allowance for doubtful accounts	(1,306)	(1,163)	(1,076)
Current receivables from related companies, net	**6,035**	**4,651**	**9,372**
Total trade accounts receivables, net	**128,906**	**129,992**	**145,697**

Accounts receivable are mainly non-interest-bearing.

22) Construction contracts

The company uses the Percentage of completion method ("POC" to account for certain long-term contracts. As of September 30, 2005 POC sales (costs and earnings) were t€ 2,879 (2004: t€ 1,950; 2003: t€ 8,875). Advances received from customers with respect to POC contracts amount to t€ 3,645 as of September 30, 2005 (2004: t€ 2,067; 2003: t€ 8,222).

23) Other current assets

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Other tax receivables	5,593	3,915	5,174
Receivables from employees	916	812	845
Prepayments	239	443	340
Deferred charges	3,311	2,973	1,817
Financial receivables from affiliated companies		5,707	3,158
Non Financial receivables from affiliated companies			19,773
Derivative financial instruments	104	393	20
Miscellaneous	4,242	1,419	2,962
Other current assets, net	**14,405**	**15,662**	**34,089**

24) Cash and cash equivalents

Cash and cash equivalents amount to t€ 39,454 as of September 30, 2005, thereof t€ 110 restricted in use (2004: t€ 26,951, 2003: t€ 28,833, thereof t€ 8 and t€ 0 restricted in use, respectively).

25) Capital and reserves

The Consolidated Statement of Shareholders' Equity summarizes the changes in capital and reserves (see page 9).

Additional paid in capital

The capital reserves of DCC HoldCo 3 (drei) GmbH were increased by a payment in the amount of t€ 100,000 by the indirect shareholder Stabilus B.V. This was made at the instigation of the shareholder DCC Luxembourg 2 S.à r.l. The payment was made without consideration and with subject to the condition that it was contributed into the company's capital reserves as additional contribution. The capital reserves increased by t€ 175, as a consequence of the payments made by managers participating in the Management Equity Program "MEP".

Statement of Recognized Income and Expense (SORIE)

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities, that hedge the Company's net investment in a foreign subsidiary.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognized.

Actuarial Gain & Loss

SORIE also includes recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

26) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 27 ("Financial instruments")

Long-term debt after refinancing as of January 31, 2005 and other long-term debt

		Year ended September 30					
		2005		2004		2003	
	Nominal interest rate	Effective Interest Rate %	Carrying amount	Effective Interest Rate	Carrying amount	Effective Interest Rate %	Carrying amount
			(in t€)		(in t€)		(in t€)
Divisional debt			580		625		355
MEP loans							2,430
Obligations under capital leases			22		48		19
Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note")							104,703
Vanilla loan							71,639
Other loans from affiliated companies			34,103		180,555		
Fair value on interest rate swaps			880		617		
Other debt			161				
Senior and Mezzanine Credit Agreements:							
Mezzanine debt							
Senior Tranche A EUR denominated debt due through September 30, 2009;				3.670%	19,572		
Senior Tranche A USD denominated debt due through September 30, 2009;				3.730%	11,118	3.730%	82,486
Senior Tranche A GBP denominated debt due through September 30, 2009;				6.670%	8,381		
Senior Tranche B EUR denominated debt due March 31, 2010 and September 30, 2010;				4.170%	9,154	4.170%	25,000
Senior Tranche B USD denominated debt due March 31, 2010 and September 30, 2010;						3.930%	23,355
Senior Tranche C USD denominated debt due March 31, 2011 and September 30, 2011;				5.170%	24,749	5.170%	27,602
Intercompany ("IC") Term Loan Tranche A EUR due Sep 30, 2011	4.563%	4.563%	25,358				
IC Senior Term Loan Tranche A USD due Sep 30, 2011	6.575%	6.575%	19,328				
IC Senior Term Loan Tranche A GBP due Sep 30, 2011	6.951%	6.951%	13,931				
IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012	4.813%	4.813%	45,000				
IC Senior Term Loan Tranche C EUR due in two equal repayments March 31 and Sep 30, 2013	5.313%	5.313%	45,000				
Subtotal			**184,363**		**254,819**		**337,589**
Less current maturities			6,342		2,635		11,347
Long-term debt			**178,021**		**252,184**		**326,242**

Maturities of long-term debt are as follows as of September 30, 2005:

	Current	Non current					Total
	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	non current
				(in t€)			
Senior Debt	6,170	7,713	9,256	11,723	11,723	102,032	**142,447**
Leasing Liability	11	11					**11**
Divisional debt		53	55			472	**580**
Swaps		880					**880**
Other loans other silos			23,103			11,000	**34,103**
Other debt	161						
Total	**6,342**	**8,657**	**32,414**	**11,723**	**11,723**	**113,504**	**178,021**

26) Long-term interest-bearing loans and borrowings (Continued)

The Company estimates that all debt, based on current interest rates and terms, approximates fair value.

Financing Arrangements

Acquisition Financing

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825,000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 190,000 of senior debt, t€ 95,000 of the Vendor Loan Note and t€ 65,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with DCC (principal amount plus accrued interest) in the amount of t€ 77.002 was waived in June 2004.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

Senior and Mezzanine Credit Agreements

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions including t€ 100,000 of Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Group as credit line. The Company is original guarantor under these Credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.àr.l.

On January 31, 2005, DCC borrowed a total amount of t€ 148,617 of senior debt under intercompany on-loans from Demag Finance at terms of interest identical to those in the Senior credit facilities plus a margin of 0.125%-points.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, all as defined in the Credit Agreements. The borrowings under the Credit Agreement are substantially collateralized by the net assets of the Group and other Demag Holding subsidiaries.

27) Financial instruments

The Company conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Company manages these types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher. The Company does not use derivative financial instruments for purposes other than risk management.

Foreign currency risk

The Group is involved in global business relations and is therefore also subject to currency risks. Due to the Group's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

27) Financial instruments (Continued)

Credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Company establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

Interest risk

As the Company entered into a credit facilities agreement at variable interest rates, the Group is exposed to risks from changes in interest rates. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, Management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Interest rate risks are hedged mainly through the use of interest rate swaps hedging 80% and 50% of the senior term debt floating rate debt into fixed rates of 2.25% to 3.5775% p.a. for €, and 4.075% p.a. for US $-denominated tranches, respectively, in the fiscal years 2005 and 2006. Changes in the fair value of interest rate swaps are recorded as loss in income.

Sensitivity analysis

In managing interest rate and currency risks the Company aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

As of September 30, 2005 it is estimated that a general increase of one percentage point in interest rates would decrease the Company's profit before tax by approximately t€ 1,098 (2004: t€ 2,004). Interest rate swaps have been included in this calculation.

The Group requires all its operating units to use forward currency contracts to eliminate the currency exposures on an item-by-item decision for volatile currencies for which payment is anticipated on a longer-term after the Group has entered into a firm commitment for a sale or a purchase. The forward currency contracts must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

Fair value of financial instruments

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Company could realize under current market conditions.

The fair value of the Company's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Company's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003 respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

27) Financial instruments (Continued)

The notional amounts and fair values of derivative financial instruments are listed in the following table:

	September 30, 2005		September 30, 2004		September 30, 2003	
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
			(in t€)			
Assets:						
Currency contracts	8,061	63	20,637	393	8,812	210
Other contracts	743	40				
Liabilities:						
Currency contracts	19,839	63	6,056	106	9,445	297
Interest rate contracts					131,256	1,900
Interest rate Swaps	102,281	880	56,121	617		
Total		**(840)**		**(330)**		**(1,987)**

Estimation of fair value

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004 bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently, all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument.

28) Pension plans and similar commitments

Overview on employee-benefit and post-retirement plans

Employee benefit obligations are comprised of the following components:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Defined benefit plans	120,186	105,638	108,977
Deferred compensation	7,217	6,431	5,678
Postretirement medical plans			771
Similar obligations	6	190	260
Pension plans and similar commitments	**127,409**	**112,259**	**115,686**

Principal pension plans

The Company grants post-retirement pension benefits to virtually all employees in Germany. Outside Germany, post-retirement benefits are mainly paid to employees in the US and the UK. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service.

28) Pension plans and similar commitments (Continued)

Deferred compensation

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on an agreement between the Company and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the Company to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for prior death and invalidity.

Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
				(in t€)					
Defined benefit obligations at the beginning of year	105,638	13,366	**119,004**	108,371	19,689	**128,060**	103,585	18,977	**122,562**
Service costs	1,528	265	**1,793**	1,846	391	**2,237**	1,797	596	**2,393**
Interest cost	5,849	478	**6,327**	5,753	376	**6,129**	5,752	972	**6,724**
Foreign currency exchange rate effects		(36)	**(36)**		49	**49**		429	**429**
Plan participants' contributions		300	**300**		296	**296**		410	**410**
Actuarial (gains)/losses/ others	11,673	(48)	**11,625**	(5,234)		**(5,234)**	2,138	(108)	**2,030**
Benefits paid	(5,354)	(287)	**(5,641)**	(5,047)	(341)	**(5,388)**	(4,719)	(1,587)	**(6,306)**
Transfers					(7,094)	**(7,094)**			
Others	240		**240**	(51)		**(51)**	(182)		**(182)**
Defined benefit obligations at the end of the year	**119,574**	**14,038**	**133,612**	**105,638**	**13,366**	**119,004**	**108,371**	**19,689**	**128,060**

Deferred compensation is not included in the development of the defined benefit obligations.

Plan assets

The weighted-average asset allocation of the Company's pension benefit plans were as follows:

	Year ended September 30		
	2005	2004	2003
Equity securities	28%	25%	33%
Debt securities	60%	53%	46%
Real estate	9%	10%	8%
Other short-term investments	3%	12%	13%
Total	**100%**	**100%**	**100%**

The Company's investment goals are to maximize returns subject to specific risk Management policies. Investments in debt and equity securities, cash and cash equivalents as well as real estate are made according to the Company's risk management policy. The portfolio of securities is diversified in domestic as well as international securities. The allocation of the assets in different

28) Pension plans and similar commitments (Continued)

asset classes is determined by the forecasted cash requirements for the pension benefit payments. The respective trustees will monitor the asset allocation on a regular basis.

The value of pension assets changed as follows during the financial year ending September 30, 2005 and the comparative years:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Fair value of plan assets	13,493	20,156	21,068
Actual return on plan assets	515	(33)	230
Employer's contribution	335	296	410
Plan participants contributions	300	303	495
Benefits paid	(287)	(341)	(1,587)
Foreign currency exchange rate changes	(32)	28	(460)
Transfers	(716)		
Other		(6,916)	
Fair value of plan assets at the end of the year	**13,608**	**13,493**	**20,156**

The following table represents a reconciliation of the funded status based on the difference between defined benefit obligations and plan assets, on which the provisions shown in the balance sheet are based:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Defined Benefit Obligations	119,574	14,038	133,612	105,638	13,366	119,004	108,370	19,690	128,060
Plan assets		13,608	13,608		13,493	13,493	0	20,156	20,156
Prepayment		(182)	(182)		(127)	(127)		(1,073)	(1,073)
Recognized net amount	**119,574**	**612**	**120,186**	**105,638**	**0**	**105,638**	**108,370**	**607**	**108,977**
Recognized in equity (net of deferred tax)	**(5,949)**	**(893)**	**(6,842)**	**1,372**	**(428)**	**944**	**(1,086)**	**(14)**	**(1,100)**

DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

	September 30, 2005			September 30, 2004			September 30, 2003		
	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total
					(in t€)				
Service cost	1,528	265	1,793	1,846	391	2,237	1,797	596	2,393
Interest cost	5,849	478	6,327	5,753	376	6,129	5,752	972	6,724
Expected return on plan assets		(515)	(515)		(514)	(514)		206	206
Net amortization of gains/losses	2	51	53	2	(35)	(33)		508	508
Net periodic pension cost	**7,379**	**279**	**7,658**	**7,601**	**218**	**7,819**	**7,549**	**2,282**	**9,831**
Recognized in income statement under									
COGS	934	198	1,132	1,265	243	1,508	1,230	823	2,053
SG&A	596	116	712	583	148	731	567	281	848
Interest	5,849	(35)	5,814	5,753	(173)	5,580	5,752	1,178	6,930

28) Pension plans and similar commitments (Continued)

Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

	Year ended September 30, 2005		Year ended September 30, 2004		Year ended September 30, 2003	
	German Plans	Non-German Plans	German Plans	Non-German Plans	German Plans	Non-German Plans
	%	(Range %)	%	(Range %)	%	(Range %)
Discount rate	4.25	3.00-5.25	5.50	3.6	5.25	3.60-6.00
Projected remuneration increases	2.00	2.00	2.50	0.5	2.50	1.50-2.50
Expected return on plan assets		4.00-4.50		3.75		3.75-6.00
Projected pension payment increases	1.25	0.50-1.25	1.5	1.0	1.50	1.00-1.50

Post retirement medical plans

The value of the defined benefit obligation of post retirement healthcare benefits changed as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Value of obligation			
Projected benefit obligations at the beginning of the year		771	907
Benefits paid			(136)
Others		(771)	
Projected benefit obligations at the end of the year	**0**	**0**	**771**

The amount recognized as accrual as of September 30, 2004 for post retirement healthcare benefits of t€ 0 (2003: t€ 771) relates to affiliated companies in the United States of America. The healthcare trend rate is assumed at 13% p.a.

29) Other long-term liabilities

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Anniversary benefit	1,514	6,989	7,777
Early retirement plan	12,550	13,302	10,364
Other accruals	10,252	9,732	10,553
Deferred income	201	188	19
Other liabilities third parties	59	14	678
Other long term liabilities and accruals	**24,576**	**30,225**	**29,391**

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top up amounts for all potential contracts which DCC expects to incur in the future. Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed increases are accrued and discounted. The wages and salaries paid in the passive period are accrued

29) Other long-term liabilities (Continued)

proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts that are agreed in the future in order to replace contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and/or collective agreements.

30) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current maturities of long-term debt	6,342	2,635	8,917
Other short-term debt	8,592	14,209	6,863
Total	**14,934**	**16,844**	**15,780**

31) Provisions

	Restructuring	Warranties	Other provisions	Total
		(in t€)		
Balance at 1 October 2002	48,460	7,337	12,751	**68,548**
Provisions made during the year	2,481	781	8,594	**11,856**
Provisions used during the year	(19,282)	(332)	(13,387)	**(33,001)**
Provisions reversed during the year			(12)	**(12)**
Reclassifications		104		**104**
Foreign exchange		(2)	170	**168**
Other changes				
Balance at 30 September 2003	**31,659**	**7,888**	**8,116**	**47,663**
thereof non-current		*6,245*		***6,245***
Balance at 1 October 2003	31,659	7,888	8,116	**47,663**
Provisions made during the year	4,907	645	7,606	**13,158**
Provisions used during the year	(26,469)	(1,353)	(4,710)	**(32,532)**
Provisions reversed during the year		(2,236)	(821)	**(3,057)**
Reclassifications			195	**195**
Foreign exchange	(74)	(26)	5	**(95)**
Balance at 30 September 2004	**10,023**	**4,918**	**10,391**	**25,332**
thereof non-current		*3,115*		***3,115***
Balance at 1 October 2004	10,023	4,918	10,391	**25,332**
Provisions made during the year	1,031	2,164	6,410	**9,605**
Provisions used during the year	(6,585)	(768)	(2,944)	**(10,297)**
Provisions reversed during the year	(13)	(126)	(1,435)	**(1,574)**
Reclassifications		(55)	55	
Foreign exchange	2	118	619	**739**
Balance at 30 September 2005	**4,458**	**6,251**	**13,096**	**23,805**
thereof non-current		*3,963*		***3,963***

31) Provisions (Continued)

Warranties

The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period.

The Company forms provisions for cost associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals. The current and non-current accruals for product warranties both show following development:

Restructuring

Since 2003, the Group has undertaken restructuring and cost saving initiatives in connection with ongoing efforts to enhance efficiency and profitability. These measures were primarily focused on cost reduction as well as the improvement of manufacturing processes. In DCC, the implementation of restructuring programs to date has resulted in an overall reduction in production capacity through the closure of certain crane and component plants in Western Europe, the relocation of production capacity to new, cost-efficient plants in the Czech Republic, Spain and China and the reduction of headcount and personnel costs across all functions in high-cost countries.

In applying purchase accounting the restructuring programs at DCC known at the time of the Acquisition were treated as liabilities acquired, and the related restructuring provision valued at its fair market value of t€ 48,460.

The subsequent development of this provision is shown below:

	Restructuring		
		(in t€)	
Balance at October 1, 2004 (2003, 2002)	10,023	31,659	48,460
Utilizations and transfers	(6,596)	(26,543)	(19,282)
Additions	1,031	4,907	2,481
Balance at September 30, 2005 (2004, 2003)	**4,458**	**10,023**	**31,659**

During the period from October 1, 2003 to September 30, 2004 the accrued amount of t€ 26,543 was completely utilized for compensation, which has been paid for laid off employees, including t€ 2,648 for Management compensation. With regard to further restructuring measures t€ 4,907 have been accrued for restructuring cost in the previous financial year. Thus, as of September 30, 2004, accruals for restructuring liabilities amount to t€ 10,023. In the current business year an amount of t€ 6,596 was utilized for compensation payments and restructuring purposes. The company has accrued a further amount of t€ 1,031 for planned restructuring initiatives. Restructuring plans have been finalized and all necessary criteria for setting up a provision for restructuring cost are fulfilled. In addition to restructuring accruals and utilizations further restructuring measures are expensed through the Income statement, reference is made to Note 5 "Segment reporting".

32) Other short-term liabilities

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Accrued other personnel expenses	26,079	22,952	27,158
Outstanding suppliers invoices	10,939	11,213	8,256
Sales discounts/other sales related liabilities	3,353	3,546	4,168
Liabilities to social security, wage and church tax	1,772	3,993	4,536
Other liabilities	23,956	25,942	31,063
Other short-term liabilities	**66,099**	**67,646**	**75,181**

33) Leasing

Leases as lessee

Operating leases

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Group enters into non-cancelable capital and operating lease agreements. The future minimum rental payments relating to leasing agreements during the basic rental period, if they cannot be terminated, are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Less than one year	8,818	5,340	8,718
Between one and five years	18,170	8,422	7,670
More than five years	5,161	538	88
Total Leasing Liabilities	**32,149**	**14,300**	**16,476**

Finance leases

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

	Minimum lease payments 2005	Interest 2005	Principal 2005	Minimum lease payments 2004	Interest 2004	Principal 2004	Minimum lease payments 2003	Interest 2003	Principal 2003
					(in t€)				
Less than one year	12		12	3		3	12		12
Between one and five years	10	—	10	—	—	—	8	—	8
	22	—	**22**	**3**	**0**	**3**	**20**	**0**	**20**

34) Contractual commitments

The following contractual commitments existed as of September 30, 2005 and could be categorized as follows:

- Fixed assets in the amount of t€ 19,564
- Inventories in the amount of t€ 19,293
- Other assets in the amount of t€ 750

Major contracts amounting to t€ 293 and t€ 382 have been signed for new machines. Software agreements with the amount of t€ 185 and an agreement for the server support service (t€ 678) have been concluded. In the Italian subsidiaries contracts for renting buildings have been signed, which are totaling t€ 623.

35) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is, why they are not recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation September 30			Amount recognized as a liability September 30		
	2005	2004	2003	2005	2004	2003
			(in t€)			
Cross-stream guarantees						
Credit guarantees	12,690	6,383				
Notes	13	1,396	1,476	474		
Guarantees for third-party liabilities	10,710	1,127	3,611			
Warranties	13,211	6,619	7,682		200	56
Others	2,646	383				
Total	**39,270**	**15,908**	**12,769**	**474**	**200**	**56**

Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which the Company, as the marker or endorser of the note, is liable, if the note is not honored.

Guarantees

Credit guarantees and other guarantees for third-party liabilities are liabilities that the Group preparing the financial statements assumes in relation to the creditor of a third party (guarantees to banks or others for third-party liabilities).

Together with Demag Investments S.àr.l. as Parent, certain subsidiaries within DCC are parties to a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The guarantees provided for these agreements are full down-stream, up-stream and cross-stream given by the guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Group – in favor of the Finance Parties. The guarantees as subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). As of September 30, 2005 the maximum potential obligation amounts to t€ 499,899 (prior year: t€ 408,256).

35) Contingent liabilities (Continued)

Environmental

The Company is subject to various lawsuits, claims and proceedings related to products, patents and other matters incidental to these businesses. Liabilities including accruals for significant litigation cost, related to such matters are recorded, if it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Company's financial position.

36) *Related parties*

The Company has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of the Company's ultimate parent company is Demag Holding S.àr.l.

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the Group (refer to Note 3)"Acquisitions of subsidiaries") and several financing activities as described in Note 26) "Long term interest-bearing loans and borrowings" are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Related party Siemens			
Sales	7,841	10,583	26,997
Supplies and services			9,487
Trade receivables	841	893	1,671
Financial payables			1,535
Trade payables	470	914	525

Trade receivables and payables from related parties are included in accounts receivable and in accounts payable, respectively. Financial and other receivables (financial and other payables) are included in other current assets (other current/other long-term liabilities, respectively).

The principal shareholder of the Company, DCC Luxembourg 2 S.àr.l., is holding 85.4% of the capital stock which amounts to t€ 1,450. As of September 30, 2004 the Company shows a receivable of t€ 3,126 against Demag Holding S.àr.l. relating to tax and pension claims associated with the Transaction agreement which has been paid in the current business year.

For significant further financial relations with KKR, Siemens and Demag Holding please refer to Note 26) "Long term interest-bearing loans and borrowings".

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 1,315 for the year ended September 30 2003, t€ 1,315 for the year ended September 30 2004 and t€ 1,166 for the year ended September 30 2005 respectively.

Demag Holding charges will be discontinued after the IPO (see also Note 37, "Subsequent events"). Management expects that similar charges will not be incurred in the future.

Management Compensation

Total key management personnel compensation for the year ending September 30, 2005 was t€ 6,055 (2004: t€ 6,735; 2003: t€ 7,289). It includes short term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends

36) Related parties (Continued)

executive and non executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly.

37) Subsequent events

DCC HoldCo 3 (drei) GmbH and Gottwald HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.àr.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation ("Aktiengesellschaft").

The DCC and Gottwald groups are currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which may be used to service working capital needs or for other general corporate purposes.

38) Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

In the preparation of these Consolidated Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, early retirement plans and restructurings,
- Determining inventory write-downs,
- Evaluating the extent to which deferred tax assets will be realized
- Allowances concerning trade receivables, other assets etc.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Company's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

39) Explanations about application of IFRS

The Group has retrospectively adopted International Financial Reporting Standards as at October 1, 2002, the first balance sheet date immediately following the Acquisition. For this reason the historical reconciliations that would otherwise be required under IFRS 1.38ff. are not considered necessary.

DCC HOLDCO 3 (DREI) GmbH, WETTER
AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

APPENDIX

Company	Company and location	Former name	Country Code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
DCC001	Kranservice Rheinberg GmbH, Rheinberg		DE	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC002	Demag Cranes Components Pty. Ltd., Smithfield (Australia)		AU	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC003	DCC GmbH, Wetter	DCC Holdco 6 (sechs) GmbH, Wetter	DE	DCC HoldCo 5 (fünf) GmbH, Wetter	100.00	100.00	100.00	
DCC004	Demag Cranes & Components A/S, Kopenhagen (Denmark)		DK	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC005	Demag Cranes & Components spol. S r.o., Slany (Czech Republic)		CZ	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC006	Demag Cranes & Components AG, Dietlikon (Switzerland)		CH	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC007	Demag Cranes & Components (Pty.) Ltd., Johannesburg (South Africa)		ZA	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC008	Demag Cranes & Components Ltda., Cotia (Brazil)		BR	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC009	Demag Cranes & Components (India) Pte. Ltd., Pune (India)		IN	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC011	DCC Verwaltungs 2 (zwei) GmbH, Wetter	Zasche ergo GmbH, Wetter	DE	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC015	Demag Cranes & Components Lda., Lissabon (Portugal)		PT	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC016	Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao (China)		CN	DCC GmbH, Wetter	100.00	100.00	100.00	Participation raised from 99.30% to 100.00%
DCC017	Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai (China)		CN	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC018	Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong (China)		CN	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC019	Demag Cranes & Components SAS, Châlons en Champagne, (France)		FR	DCC France HoldCo SA, Châlons en Champagne, (France)	100.00	100.00	100.00	

DCC HOLDCO 3 (DREI) GmbH, WETTER
AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

APPENDIX (Continued)

Company	Company and location	Former name	Country Code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
DCC020	Demag Cranes & Components S.A., Madrid (Spain)		ES	Demag Cranes & Components Spain Holdco S.A., Madrid (Spain)	100.00	100.00	100.00	
DCC021	Mannesmann Dematic (Middle East) EC, Bahrain		AE	DCC GmbH, Wetter	92.15	100.00	100.00	Participation raised from 51.00% to 92.15%
DCC022	Demag Cranes & Components (Middle East) FZE, Dubai (UAE)		VAE	Mannesmann Dematic (Middle East) EC, Bahrain	100.00	100.00	100.00	
DCC023	Demag Cranes & Components S.p.A., Agrate Brianza (Italy)		IT	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC024	Donati Sollevamenti S.r.l., Varese (Italy)		IT	Demag Cranes & Components S.p.A., Agrate Brianza (Italy),	90.00	100.00	100.00	
				DCC GmbH, Wetter	10.00			
DCC027	Demag Cranes & Components Corp., Cleveland (USA)		US	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC028	Crane America Services Corp., Dayton (USA)		US	Demag Cranes & Components Corp., Cleveland (USA)	100.00	100.00	100.00	
DCC031	Demag Cranes & Components GmbH, Salzburg (Austria)		AT	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC032	Demag Cranes & Components Guarantee Ltd., Banbury (UK)		GB	DCC GmbH, Wetter	100.00	100.00	100.00	
DCC033	Demag Cranes & Components Ltd., Banbury (UK)		GB	Demag Cranes & Components Holdings Ltd., Banbury, (UK)	100.00	100.00	100.00	
DCC035	Demag Cranes & Components Sp z o.o., Warszawa (Poland)		PL	DCC GmbH, Wetter	100.00	100.00	100.00	
DCH001	DCC HoldCo 3 (drei) GmbH, Wetter		DE	DCC Lux 2 S.à r.l., Luxembourg,	91.80			
				DCC Management Beteiligungs GmbH	8.20	100.00		
DCH002	DCC HoldCo 4 (vier) GmbH, Wetter		DE	DCC Holdco 3 (drei) GmbH, Wetter,	100.00	100.00	100.00	
DCH003	DCC HoldCo 5 (fünf) GmbH, Wetter		DE	DCC HoldCo 4 (vier) GmbH, 100. Wetter	100.00	100.00	100.00	
DCH005	DCC Verwaltungs GmbH, Wetter		DE	DCC GmbH, Wetter	100.00	100.00	100.00	

DCC HOLDCO 3 (DREI) GmbH, WETTER
AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

APPENDIX (Continued)

Company	Company and location	Former name	Country Code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
DCH007	DCC France HoldCo SA, Châlons en Champagne (France)		FR	DCC HoldCo 5 (fünf) GmbH, Wetter	100.00	100.00	100.00	
DCH008	Demag Cranes & Components Spain Holdco S.A., Madrid (Spain)		ES	DCC GmbH, Wetter	100.00	100.00	100.00	
DCH009	Demag Cranes & Components Holdings Ltd., Banbury (UK)		GB	DCC GmbH, Wetter	74.00			
				Demag Cranes & Components Guarantee Ltd., Banbury (UK)	26.00	100.00	100.00	
NON CONSOLIDATED AFFILIATED COMPANIES								
DCC010	MHE-Demag (S) Pte. Ltd., Singapore		SG	DCC GmbH, Wetter	50,00		nc	Associated company, consolidated at equity
DCC012	Projektentwick-lungsgesellschaft Wetter (Ruhr) – Reme mbH, Wetter		DE	DCC GmbH, Wetter	10,00		nc	In Liquidation
DCC025	Gutter Sollevamenti S.r.l., Lecco (Italy)		IT	Donati Sollevamenti S.r.l., Varese (Italy)	100,00		nc	
DCC026	Donati Ltd., Liverpool (UK)		GB	Donati Sollevamenti S.r.l., Varese (Italy)	100.00		nc	
DCC050	Demag Cranes & Components S.A., Buenos Aires (Argentina)		AR	DCC GmbH, Wetter	80.00		nc	
DCC051	Nordpol Sp. z o.o., Warszawa (Poland)		PL	DCC GmbH, Wetter	(98.00)			Liquidated
DCC052	E & W Anlagenbau GmbH, Moormerland		DE	Kranservice Rheinberg GmbH, Rheinberg	6.67		nc	

DCC HOLDCO 3 (DREI) GmbH, WETTER
AFFILIATED COMPANIES AS OF SEPTEMBER 30, 2005

Independent Auditors' Report

To the Board of Directors and Shareholders of
DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the accompanying consolidated opening balance sheet of DCC HoldCo 3 (drei) GmbH, Wetter, (the "Company") as of October 1, 2002 and the balance sheets as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of DCC HoldCo 3 (drei) GmbH, Wetter, as of October 1, 2002, and September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

Crampton (Wirtschaftsprüfer)	Dr. Loch (Wirtschaftsprüfer)

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
FOR THE YEAR ENDED
SEPTEMBER 30, 2005, COMPARATIVE INFORMATION FOR THE YEARS ENDED
SEPTEMBER 30, 2004 AND 2003;
AND OPENING BALANCE SHEET AS OF OCTOBER 1, 2002

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

CONSOLIDATED INCOME STATEMENT

for the year ended September 30

	Note	2005	2004	2003
			(in t€)	
Sales	3	237,089	194,916	183,423
Cost of sales		(186,458)	(151,895)	(156,567)
Gross Profit		**50,631**	**43,021**	**26,856**
R & D expenses	5	(4,339)	(6,168)	(9,032)
Selling, general and administrative expense	6	(28,646)	(22,610)	(26,004)
Other operating income/(expense), net	7	622	40	(235)
Earnings before interest and taxes (EBIT)		**18,268**	**14,284**	**(8,415)**
Interest and similar income/(expense), net	8	(10,009)	(7,635)	(1,930)
Earnings before tax (EBT)		**8,259**	**6,649**	**(10,345)**
Income tax expenses	9	(4,071)	(3,611)	3,580
Profit after tax		**4,188**	**3,038**	**(6,765)**
Net income after tax (NIAT)		**4,188**	**3,038**	**(6,765)**

The accompanying notes are an integral part of these consolidated financial statements.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES (SORIE)
for the year ended September 30

	2005	2004	2003
		(in t€)	
Fair value recognition of effective portion of cash flow hedges		171	(171)
Recognized actuarial gains and losses	(923)	250	(410)
Net Income recognized directly in equity	**(923)**	**421**	**(581)**
Net income after tax	**4,188**	**3,038**	**(6,765)**
attributable to the parent	4,188	3,038	(6,765)
Total recognized income and expenses for the year	**3,265**	**3,459**	**(7,346)**
attributable to the parent	3,265	3,459	(7,346)

The accompanying notes are an integral part of the consolidated financial statements.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
CONSOLIDATED BALANCE SHEET
for the year ended September 30

	Note	2005	2004	2003	2002
			(in t€)		
Goodwill	10	7,442	7,442	7,442	7,442
Other intangible assets	10	17,747	13,131	12,441	13,223
Property, plant + equipment	11	32,443	31,089	31,489	28,422
Other investments	12	126			25
Unamortized debt issuance cost	13	1,997	1,787	2,352	2,638
Long-term trade receivables	14	3,372	3,662	4,505	
Other long-term assets	15	1,806	1,980		
Deferred tax assets	16	4,995	5,012	8,580	1,609
Total non-current assets		**69,928**	**64,103**	**66,809**	**53,359**
Inventories	17	49,561	58,161	73,509	92,388
Advance payments made		303	438	55	8
Accounts receivable	18	23,887	16,667	16,365	6,200
Short-term financial receivables	19	33,989	10,749	700	938
Other current assets	20	4,530	4,597	4,034	5,065
Cash and cash equivalents	21	3,712	8,565	16,704	7,859
Total current assets		**115,982**	**99,177**	**111,367**	**112,458**
Total assets		**185,910**	**163,280**	**178,176**	**165,817**
Common stock		757	757	704	25
Additional paid-in capital		14,643	14,643	13,866	14,545
Statement of recognized income and expenses		(1,083)	(160)	(581)	
Retained Earnings, net of minorities		368	(3,820)	(6,858)	(93)
Equity attributable to equity holders of the parent		**14,685**	**11,420**	**7,131**	**14,477**
Total equity		**14,685**	**11,420**	**7,131**	**14,477**
Long-term interest-bearing loans and borrowings	23	86,159	71,515	69,807	70,239
Pension plans and similar commitments	25	12,013	9,928	9,251	7,508
Long-term provisions	28	3,483	4,043	3,929	3,680
Other long-term liabilities	26	2,465	2,589	2,544	2,425
Deferred tax liabilities	16	5,581	3,152	4,270	1,257
Total non-current liabilities		**109,701**	**91,227**	**89,802**	**85,109**
Short-term interest-bearing loans and borrowings and current maturities of long-term debt	27	217	228	914	2,731
Accounts payable		17,502	18,222	12,524	7,405
Advance payments received		22,206	21,274	45,364	32,519
Short-term provisions	28	1,163	2,711	5,361	8,295
Accrued tax liabilities (income/trade)		2,333	1,403	182	570
Other short-term liabilities	29	18,103	16,795	16,899	14,712
Total current liabilities		**61,524**	**60,633**	**81,244**	**66,232**
Total liabilities and shareholders' equity		**185,910**	**163,280**	**178,176**	**165,817**

The accompanying notes are an integral part of these consolidated financial statements.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended September 30

	2005	2004	2003
		(in t€)	
Net income after tax	**4,188**	**3,038**	**(6,765)**
Depreciation & amortization, impairment	4,815	4,664	4,254
Interest income/expenses, net	10,009	7,635	1,930
Income taxes	4,071	3,610	(3,580)
Subtotal	**23,083**	**18,947**	**(4,161)**
Change in inventory	8,600	15,348	18,880
Change in accounts receivable (trade)	(6,931)	955	(14,804)
Change in accounts payable (trade)	(721)	5,698	4,302
Change in advance payments, net	1,066	(24,472)	14,855
(Gain)/loss on the disposal of fixed assets	15	107	
Change in other assets/liabilities	(397)	(5,274)	6,208
Effect of foreign exchange rate changes in free cash flow		(1,146)	(4,504)
Cash flow from operations before interest & taxes	**24,715**	**10,163**	**20,777**
Net Interest payments	(8,442)	(3,655)	(4,481)
Income tax payments	(91)	(30)	
Cash flow from operating activities	**16,182**	**6,478**	**16,296**
Acquisitions (purchase price + debt)	(126)		9
Development cost	(4,588)	(967)	
Capital Expenditure	(6,239)	(4,375)	(6,599)
Disposal proceeds	28	30	86
Cash flow from investing activities	**(10,925)**	**(5,313)**	**(6,504)**
Free Cash Flow before financing*	**5,257**	**1,165**	**9,792**
Increase (decrease) in debt**	(10,111)	(10,071)	(560)
Other changes in equity		830	(283)
Cash flow from financing activities	**(10,111)**	**(9,241)**	**(843)**
Net increase/(decrease) in cash and cash equivalents	**(4,820)**	**(8,076)**	**8,949**
Cash and cash equivalents at the beginning of the year	8,565	16,704	7,859
Effect of foreign exchange rate changes	(33)	(64)	(104)
Cash and cash equivalents at the end of the year	**3,712**	**8,564**	**16,704**
Free cash flow before financing, interest & tax payments*	**13,790**	**4,850**	**14,273**

* *The Group uses free cash flow before financing as it represents the amounts available to distribute to either investors or to fund other financing needs. Additional information on key performance measures used by the group, see note 4.*

**	2005	2004	2003
Repayment of Siemens vendor loan note		(27,535)	
Repayment of vanilla loan note	(18,185)		
Scheduled repayment of senior debt	(1,500)		
Mandatory repayment of senior debt	(13,777)	(10,556)	
Repayment of Mezzanine debt	(30,904)	0	
Mezzanine loan borrowings	20,000	30,000	
Loan to Demag Finance loan	(15,000)		
Repayment of Demag Finance debt	(7,001)	7,001	
Senior loan borrowings	65,000		
Change in Intersilo Cash Pool	(8,238)	(10,650)	
Increase (decrease) in other financial debt	(506)	1,668	(560)
	(10,111)	(10,071)	(560)

The accompanying notes are an integral part of these consolidated financial statements.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

AS OF 30 SEPTEMBER 2003, 2004 AND 2005

	Common Stock	Additional paid in Capital (APIC)	Statement of recognized income and expenses (SORIE)	Retained earnings	Total Shareholders' equity	Minority interest	Total Equity
				(in t€)			
Balance at 1 October 2002	25	14,545		(93)	14,477		14,477
Net income after tax				(6,765)	(6,765)		(6,765)
Other changes	679	(679)	(581)		(581)		(581)
Balance at 30 September 2003	**704**	**13,866**	**(581)**	**(6,858)**	**7,131**		**7,131**
Balance at 1 October 2003	704	13,866	(581)	(6,858)	7,131		7,131
Net income after tax				3,038	3,038		3,038
Other changes	53	777	421		1,251		1,251
Balance at 30 September 2004	**757**	**14,643**	**(160)**	**(3,820)**	**11,420**		**11,420**
Balance at 1 October 2004	757	14,643	(160)	(3,820)	11,420		11,420
Net income after tax				4,188	4,188		4,188
Other changes			(923)		(923)		(923)
Balance at 30 October 2005	**757**	**14,643**	**(1,083)**	**368**	**14,685**		**14,685**

The accompanying notes are an integral part of these consolidated financial statements.

Detailed Index of the Notes to the Consolidated Financial Statements

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1) Business description, background and basis of presentation

On September 24, 2002, private equity investment funds advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") acquired seven businesses from Siemens AG. The businesses transferred included, among others, Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, ("Gottwald" or the "Company" (the "Acquisition")).

Gottwald HoldCo 3 (drei) GmbH is the leading company of the Gottwald group, the world's number one producer of mobile harbor cranes and a pioneer in automated container handling and integrated software solutions.

The accompanying consolidated balance sheet of Gottwald as of September 30, 2005 and the related statements of income, changes in equity and cash flow for the year then ended are prepared in accordance with International Financial Reporting Standards (IFRS).

The purchase method of accounting, which allocates the purchase price to the fair value of assets acquired and liabilities assumed, has been followed by Gottwald in accordance with IFRS 3.

2) Significant accounting policies

Gottwald is a company domiciled in Germany.

The financial statements were authorized for issue on April 21, 2006.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB). These financial statements carry comparative data for all three years of the Company's existence. For further information on the adoption of IFRS, please see *note 36 "Explanations about application of IFRS"*. All Standards (IAS and IFRS) and Interpretations (SIC and IFRIC) that were effective by 30 September 2005 and in addition to that considering the changes of the Improvement Project as well as amendments to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments" have been applied for the current and also for restatement of all previous periods besides IAS 24 "Related Parties", which has been applied in the version of January 1986. The Company will adopt IAS 24 (revised 2004) in its financial statements of the year ending September 30, 2006.

Basis of preparation

The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

Non-current assets are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have

2) Significant accounting policies (Continued)

significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 35 "Accounting estimates and judgments".

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Gottwald entities.

Basis of Consolidation

The consolidated financial statements include the following companies of Gottwald:

- Gottwald HoldCo 3 (drei) GmbH, Dusseldorf
- Gottwald HoldCo 4 (vier) GmbH, Dusseldorf
- Gottwald Port Technology GmbH, Dusseldorf
- Gottwald Port Technology Verwaltungsgesellschaft mbH, Dusseldorf

All significant intercompany transactions have been eliminated in the consolidation.

Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Operating foreign currency transaction gains and losses (transactions denominated in a currency other than the entity's functional currency) are included in other operating income (expense), net. Financing related foreign currency transaction gains and losses are included in interest and similar income (expense), net.

Sales

Sales are recognized for product sales when title passes, the risks and rewards of ownership have been transferred to the customer, the value is fixed or determinable, and collection is probable. Concerning multi-component-contracts, the recognition of sales from goods sold and services rendered are separated. Sales from service are recognized either after the Company has rendered service or over the life of the service contract. If product sales are subject to customer acceptance, revenues are recognized upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Revenue from sales of spare parts is recognized upon delivery.

Lease incentives granted are recognized as an integral part of the total rental income.

The Company sells some machines to leasing companies, which then enter into lease agreements with the end-user for periods normally ranging from one to five years. Under certain conditions, the Company is obligated to repurchase the machine from the leasing company or to reimburse the leasing company for economic losses incurred through a default by the end-user. The Company's revenue recognition policy for machine sales under such arrangements depends upon the terms of the underlying lease agreement. If, based on the terms of the lease agreement, the Company retains substantial risks of ownership in the leased machine, the transaction is treated as a borrowing and sales and gross profits are recognized over the lease term. If substantial risks of ownership are not retained, revenue is recognized in full upon shipment or delivery, consistent with normal sales.

Cost of Sales

Cost of sales includes costs directly attributable to the production process.

2) Significant accounting policies (Continued)

Research and Development Expenses

Research costs and development costs are expensed as incurred except for the cost of development projects which have been capitalized.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Derivative Financial Instruments

All derivative financial instruments are stated at fair value as of the balance sheet date under other assets/other liabilities.

Changes in the fair value of derivative financial instruments are recognized either in the consolidated statement of income or shareholder's equity depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivative financial instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the consolidated statement of income. For derivative financial instruments designated as cash flow hedges, changes in fair values of the effective portion are recognized in equity, net of deferred taxes, until the hedged item is recognized in earnings. The ineffective portions of the changes in fair values are directly recognized in earnings. Derivatives, which do not meet the criteria for hedge accounting, are marked to market and impact the consolidated statement of income immediately.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. All goodwill has been initially recognized applying the standards of IFRS 3.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Intangible Assets

Intangible assets include goodwill, patents, order and production backlog, brands, software, service contracts, technology, customer relationships, supplier relationships and capitalized development projects.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or

2) Significant accounting policies (Continued)

design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, if it is considered probable that the product or process will generate future economic benefits and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortization and impairment losses see below ("Impairment and recoverability").

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditures on capitalized intangible assets are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate and the cost can be measured reliably. All other expenditure is expensed as incurred.

The Company amortizes intangible assets with finite useful lives using the straight-line method over the shorter of their contractual rights or their expected useful lives. Goodwill (and intangible assets other than goodwill that are determined to have indefinite useful lives) is not amortized, but instead tested for impairment at least annually. If the carrying amount of the net assets, including goodwill, exceeds the sum of the discounted cash flows estimated to be generated by the respective reporting unit, impairment is recorded. Such impairment charges are recorded in the amount of the excess of the carrying value of the net tangible and identifiable intangible assets and goodwill over the discounted cash flows of the reporting unit.

Table of estimated useful lives for intangible assets

	Average useful life
Patents, licenses and similar rights	5
Capitalized Development Cost	5
Brands	Indefinite
Software	3

Property, plant and equipment

Property, plant, and equipment is valued at acquisition cost less accumulated depreciation.

Property, plant and equipment comprise land, land rights, buildings, including buildings on third-party land, machinery and equipment as well as other equipment.

Leases in terms of which Gottwald assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses see below ("Impairment and recoverability").

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. Cost of its dismantlement, removal, restoration or recultivation is also included. All other costs are recognized in the income statement as an expense as incurred.

Construction work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to

2) Significant accounting policies (Continued)

specific projects and an allocation of fixed and variable overheads incurred in the Company's contract activities based on normal operating capacity.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost is depreciated separately. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

The following estimated useful lives are used:

Factory and office buildings	25 to 33 years
Other buildings	8 to 25 years
Technical machinery & equipment	5 to 12 years
Furniture & office equipment	3 to 10 years

Other Investments

The Company does not hold any securities classified as trading or held-to-maturity.

Debt securities for which the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses.

When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date. Financial instruments classified as held for trading or available-for-sale investments are recognized/derecognized by the Company on the date it commits to purchase/sell the investments.

Unamortized debt issuance costs

Debt issuance costs are deferred and amortized over the expected life of the related borrowings.

Inventories

Inventories are carried at the lower of net realizable value or production cost using average prices or market value. Production costs comprise direct cost of material and labor and a portion of manufacturing overheads. Allowances are set up on the basis of the analysis of slow moving or obsolete stock.

Accounts receivable

Receivables are recorded at nominal value less discounts and valuation allowances. Non-current receivables are stated at their present value.

Other current assets

Other current assets are stated at their cost less provisions to reflect realizable value.

Cash and cash equivalents

The Company considers all highly liquid investments to be cash equivalents.

2) Significant accounting policies (Continued)

Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The Company's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate assumptions used reflect the rates available on high-quality fixed-income debt instruments.

Changes in the amount of either the defined benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses.

The calculation is performed by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

Actuarial gains and losses are recognized in the statement of recognized income and expense (SORIE) as part of equity.

The Company's net obligation in respect of long-term service benefits other than pension plans is the amount of future postretirement healthcare benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating to the terms of the Company's obligations.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Provisions for estimated costs related to product warranties are made at the time the related sale is recorded.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Accounts payable

Trade and other payables are stated cost.

2) Significant accounting policies (Continued)

Impairment and recoverability of assets

The carrying amounts of the Company's assets, other than inventories and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill, for assets that have an indefinite useful life and for intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

If a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity is recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

The recoverable amount of the Company's receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3) Sales

	2005	2004	2003
		(in t€)	
Sale of goods	216,285	176,044	167,900
Spare parts	12,309	10,958	8,041
Services and spare parts	4,969	5,865	4,955
Other Sales	3,526	2,049	2,527
Total Sales	**237,089**	**194,916**	**183,423**

4) Segment Reporting

The Gottwald Group distinguishes between business and geographical segments, whereby the primary segment reporting format is based on the organization of the Gottwald Group as a single business segment, Port Technology. The extent and content of the information to be provided with regard to the segments is set out in the primary segment reporting format "business segment" and also in the secondary segment reporting format "geographical segment". This structure reflects internal reporting (management approach) and takes into account related risks and earnings structures.

Primary reporting format (business segment)

Within "Port Technology" the Group develops, manufactures, assembles, delivers and maintains mobile harbor cranes and automated container handling systems including storage and integrated software solutions.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Port technology			
Segment revenues	**237,089**	**194,916**	**183,423**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Port technology			
Segment gross profit	52,000	43,622	43,699
Adjustments:			
+/- Effects from Purchase accounting in inventory		459	(16,418)
- Effects from Purchase accounting deprec./amortiz.	(310)	(345)	(369)
- Adjustments for one off effects	(1,058)	(715)	(57)
Gross profit	**50,632**	**43,021**	**26,855**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Port technology			
Segment profit	20,382	15,549	9,587
	20,382	**15,549**	**9,587**
Adjustments:			
+/- Effects from Purchase accounting in inventory		459	(16,418)
- Effects from Purchase accounting deprec./amortiz.	(320)	(396)	(379)
- Adjustments for one off effects*	(1,445)	(953)	(830)
- Adjustments for Holding charges	(349)	(375)	(375)
EBIT	**18,268**	**14,284**	**(8,415)**

* *thereof Consulting*	*(1,445)*	*(953)*	*(830)*

4) Segment Reporting (Continued)

Group policy is that, where explicit authorization is received from Demag Holding, costs of external consultants are adjusted. Not all consultancy costs were adjusted as there is an underlying level of consultancy services in business operations.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Other disclosures			
Capital expenditure	10,828	5,335	7,062
Depreciation & amortization	4,144	3,934	3,520
Assets	185,910	163,280	178,176
Liabilities	171,225	151,860	171,045

Secondary reporting format (geographical segments)

Revenues are allocated to countries based on the customer's domicile. The geographic information is provided for Germany and Europe as the most significant market places of the group, the Americas and the rest of the world.

Sales to customers presented by geographic region are as follows:

	Year ended September 30		
	2005	2004	2003
		(in m€)	
Germany	26	24	9
Europe (excluding Germany)	132	65	73
The Americas	17	13	23
Other regions	62	93	78
	237	**195**	**183**

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Capital expenditure	10,828	5,335	7,062
Assets	185,910	163,280	178,176

All assets and capital expenditure are located in Germany.

In addition to these segment measures the Group manages its overall profitability and cash flows using certain internal non GAAP measures. For its profitability assessment, management uses what it defines as adjusted EBITDA. Management believes that adjusted EBITDA permits a more meaningful basis upon which to compare the Group's results of operations from year to year. This is calculated as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Segment profit (Adjusted EBIT)	**20,382**	**15,549**	**9,587**
+ Depreciation & Amortization	4,495	4,268	3,875
Adjusted EBITDA	**24,877**	**19,817**	**13,462**

For cash flow purposes the Group manages its cash flow using internal non-GAAP measures. These include free cash flow and free cash flow before interest and tax payments. Free cash flow is

4) Segment Reporting (Continued)

defined as cash flow before financing costs and is used by the Group as management believes it is a representation of the amounts it has available to distribute to either investors or to fund other financing needs.

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Cash flow from operating activities	16,182	6,478	16,296
Cash flow from investing activities	(10,925)	(5,313)	(6,504)
Free Cash flow before financing	**5,257**	**1,165**	**9,792**
Net interest payments	8,442	3,655	4,481
Income tax payments	91	30	
Free Cash flow before financing, interest and tax payments	**13,790**	**4,850**	**14,273**

The definitions of these key performance measures used by the Group may differ from the definition used by other companies and the figures presented may thus not be fully comparable. These measures should not be used in isolation or as substitutes for the other analysis provided in the financial statements. In particular, they should not be considered by investors as alternatives to other indicators of the Group's performance as determined by IFRS.

5) Research & Development expenses

Total R&D costs for the year ending September 30, 2005 were t€ 8,878 (2004: t€ 7,136, 2003: t€ 9,032), of which t€ 4,588 (2004: t€ 967, 2003: t€ 0) were capitalized and t€ 4,339 (2004: t€ 6,168, 2003: t€ 9,032) were expensed. For further information on capitalized R&D expenses please refer to Note (10) Intangible assets and Goodwill.

6) Selling, general and administration expenses

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Selling and distribution expenses	24,096	18,696	22,256
General and administration expenses	4,550	3,914	3,748
Selling, general and administration expenses	**28,646**	**22,610**	**26,004**

Selling expenses include sales commissions to agents.

7) Other operating income and expense, net

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Foreign currency transaction gains	621	599	855
Foreign currency transaction losses	(975)	(890)	(1,091)
Gains on disposal of non-current assets	2	46	43
Losses of disposal of non-current assets	(154)	(153)	(43)
Income from release of other accruals	666		
Miscellaneous, net	462	438	1
Other operating income (expense), net	**622**	**40**	**(235)**

8) Interest and similar income (expense)

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Currency gains		1,146	4,504
Currency losses			
Mark-to-market revaluation from interest rate swaps	(543)	46	
Other mark-to-market revaluations			
Amortization of debt issuance cost	(2,453)	(1,844)	(286)
Interest on vanilla loan	(615)	(1,653)	(1,503)
Interest on vendor loan		(1,075)	(2,540)
Interest on Senior Credit Facility	(845)	(1,843)	(2,139)
Interest on Mezzanine Credit Facility	(2,806)	(1,758)	0
Interest expense on pension provision	(544)	(479)	(405)
Interest expense on LT provision	(104)	(118)	(117)
Other interest and similar expense	(2,099)	(57)	556
Interest and similar income (expense), net	**(10,009)**	**(7,635)**	**(1,930)**

As of January 31, 2005 the Vanilla Loan has been repaid.

In the financial year 2003, the mark-to-market effect from the interest rate swaps, t€ 171, was charged through equity (t€ 109 net of deferred taxes). Since the hedging requirements were not met any more, this charge was reversed through the income statement within the financial year 2004.

9) Income tax (expense)/credit

As of September 30, 2004, deferred taxes for German companies were calculated on the basis of a corporation tax rate of 25.0%, a solidarity surcharge of 5.5% and a trade profit tax, resulting in a total tax rate of 39.6%. Deferred taxes for foreign companies are based on enacted local tax rates.

Income tax (expense)/credit for the year ending September 30, 2005 consisted of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Income tax (expense)/credit			
Current income taxes			
Germany	(891)	(1,398)	0
Other countries	(130)	(36)	0
Subtotal	**(1,021)**	**(1,434)**	**0**
Deferred taxes			
Germany	(3,051)	(2,177)	3,580
Other countries	1	0	0
Subtotal	**(3,050)**	**(2,177)**	**3,580**
Income tax (expense)/credit	**(4,071)**	**(3,611)**	**3,580**

9) Income tax (expense)/credit (Continued)

Income tax expense differs from German expected blended rate (39.6%) as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Calculated tax. exp. (credit) at aggregate German rate (39.6%)	(3,271)	(2,633)	4,097
Additions/deductions for trade tax purposes	(791)	(527)	(504)
Other permanent differences	(9)	(451)	(13)
Income tax (expense) credit	**(4,071)**	**(3,611)**	**3,580**

Deferred tax charges/credits recognized directly in equity

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Relating to Hedging	0	0	0
Relating to equity securities available-for-sale	0	0	0
Relating to actuarial gains and losses in pensions	605	114	450

For information on deferred tax assets and liabilities please refer to Note 16) Deferred tax assets and liabilities.

10) Goodwill and other intangible assets

	Goodwill	Brands	Patents	Capitalized Development cost-under construction	Capitalized Development cost	Software	Prepayments on account to others	Total
				(in t€)				
Cost								
Balance at 1 October 2002	7,442	9,747	97			3,379		20,665
Acquisitions through business combinations								
Other acquisitions—internally developed								
Additions						462	119	581
Disposals								
Reclassifications								
Other changes								
Effect of movements in foreign exchange								
Balance at 30 September 2003	**7,442**	**9,747**	**97**			**3,841**	**119**	**21,246**
Balance at 1 October 2003	7,442	9,747	97			3,841	119	21,246
Acquisitions through business combinations								
Other acquisitions—internally developed								
Additions				967		564	696	2,227
Disposals						(46)		(46)
Reclassifications								
Effect of movements in foreign exchange								
Balance at 30 September 2004	**7,442**	**9,747**	**97**	**967**		**4,359**	**814**	**23,427**
Balance at 1 October 2004	7,442	9,747	97	967	0	4,359	814	23,427
Acquisitions through business combinations								0
Other acquisitions—internally developed								0
Additions			65	4,045	544	1,248	154	6,056
Disposals			(97)			(3,338)		(3,435)
Reclassifications				(442)	442	814	(814)	0
Other changes								0
Balance at 30 September 2005	**7,442**	**9,747**	**65**	**4,570**	**986**	**3,083**	**153**	**26,048**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10) Goodwill and other intangible assets (Continued)

(in t€)

	Goodwill	Brands	Patents	Capitalized Development cost-under construction	Capitalized Development cost	Software	Prepayments on account to others	Total
Amortization and impairment losses								
Balance at 1 October 2002								
Amortization for the year			(33)			(1,331)		(1,364)
Impairment charge								
Reversal of impairment losses								
Disposals								
Effect of movements in foreign exchange								
Balance at 30 September 2003			**(33)**			**(1,331)**		**(1,364)**
Balance at 1 October 2003			(33)			(1,331)		(1,364)
Amortization for the year			(33)			(1,503)		(1,536)
Impairment charge								
Disposals						46		46
Effect of movements in foreign exchange								
Balance at 30 September 2004			**(66)**			**(2,788)**		**(2,854)**
Balance at 1 October 2004			(66)			(2,788)		(2,854)
Amortization for the year			(34)		(72)	(1,332)		(1,438)
Impairment charge								
Disposals			97			3,335		3,432
Other changes								
Balance at 30 September 2005	**0**	**0**	**(2)**	**0**	**(72)**	**(785)**	**0**	**(859)**
Carrying amounts								
At 1 October 2002	7,442	9,747	97			3,379	0	20,665
At 30 September 2003	7,442	9,747	64			2,512	120	19,885
At 1 October 2003	7,442	9,747	64			2,512	120	19,885
At 30 September 2004	7,442	9,747	31	967		1,572	814	20,573
At 1 October 2004	7,442	9,747	31	967		1,572	814	20,573
At 30 September 2005	**7,442**	**9,747**	**61**	**4,570**	**914**	**2,300**	**155**	**25,189**

10) Goodwill and other intangible assets (Continued)

In fiscal year 2005, t€ 4,045 of capitalized development cost was included in assets under construction, thereof Mobile Harbor Cranes t€ 2,516 (2004 t€ 0), Cranes on Barge t€ 77 (2004 t€ 162), Automated Stacker Cranes t€ 1,107 (2004 t€ 526), E-Automated Guided Vehicle t€ 344 (2004 t€ 0). Capitalized R&D has been tested for impairment with the following result: No impairment losses.

Amortization and impairment charge

The amortization and impairment charge is recognized in the following line items in the income statement:

	2005	2004	2003
		(in t€)	
Cost of sales	85	127	106
Research and Development	1,014	1,137	1,132
Selling, General & Administrative	338	272	126
Other operating expenses			
	1,437	1,536	1,364

Goodwill

Goodwill originated mainly from the acquisition. An impairment test has been conducted with the result that no impairment charge had to be taken into account during the year ending September 30, 2005. The Company is in the process of obtaining further details regarding certain adjustments as required per the Transaction Agreement including, but not limited to, tax indemnities borne by Siemens AG for all types of taxes paid subsequent to June 30, 2002, related to the period prior to June 30, 2002. Accordingly, certain purchase price allocations are subject to refinement.

Impairment test for goodwill

Goodwill has been allocated to the Company as a whole and tested for impairment with the following result: No impairment losses.

GOTTWALD HOLDCO 3 (DREI) GmbH, DUSSELDORF
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11) Property, plant and equipment

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and construction in progress	Property, plant and equipment under capital leases	Total
				(in t€)			
Cost							
Balance at 1 October 2002	17,000	3,500	4,617	2,077	920	309	**28,423**
Acquisitions through business combinations							
Additions		1,159	3,899	1,377		46	**6,481**
Disposals			(33)	(372)	(430)		**(835)**
Reclassifications							
Effect of movements in foreign exchange							
Balance at 30 September 2003	**17,000**	**4,659**	**8,483**	**3,082**	**490**	**355**	**34,069**
Balance at 1 October 2003	17,000	4,659	8,483	3,082	490	355	**34,069**
Acquisitions through business combinations							
Additions	19	1,075	1,042	798	159	15	**3,108**
Disposals		(116)	(42)	(317)		(370)	**(845)**
Reclassifications							
Effect of movements in foreign exchange							
Balance at 30 September 2004	**17,019**	**5,618**	**9,483**	**3,563**	**649**	**0**	**36,332**
Balance at 1 October 2004	17,019	5,618	9,483	3,563	649	0	**36,332**
Acquisitions through business combinations							
Other acquisitions		757	1,222	1,229	1,500	64	**4,772**
Transfer to investment property							**0**
Disposals		(16)	(4)	(464)			**(484)**
Reclassifications		431		17	(448)		**0**
Other changes		(4)	4				**0**
Balance at 30 September 2005	**17,019**	**6,786**	**10,705**	**4,345**	**1,701**	**64**	**40,620**
Depreciation and impairment losses							
Balance at 1 October 2002							
Depreciation charge for the year		(761)	(1,051)	(1,002)		(86)	**(2,900)**
Impairment losses							
Disposals				320			**320**
Reclassifications							
Effect of movements in foreign exchange							
Balance at 30 September 2003	**0**	**(761)**	**(1,051)**	**(682)**	**0**	**(86)**	**(2,580)**
Balance at 1 October 2003	0	(761)	(1,051)	(682)	0	(86)	**(2,580)**
Depreciation charge for the year		(939)	(1,219)	(918)		(43)	**(3,119)**
Impairment losses							
Disposals		32	15	280		129	**456**
Reclassifications							
Effect of movements in foreign exchange							
Balance at 30 September 2004	**0**	**(1,668)**	**(2,255)**	**(1,320)**	**0**	**0**	**(5,243)**

11) Property, plant and equipment (Continued)

	Land	Buildings and land improvements	Machinery and equipment	Other equipment	Prepayments and construction in progress	Property, plant and equipment under capital leases	Total
				(in t€)			
Balance at 1 October 2004	0	(1,668)	(2,255)	(1,320)	0	0	**(5,243)**
Depreciation charge for the year		(1,161)	(1,180)	(1,029)		(7)	**(3,377)**
Reversal of impairment losses							**0**
Transfer to investment property							
Disposals		10		432			**442**
Reclassifications							
Other changes							**0**
Balance at 30 September 2005	**0**	**(2,819)**	**(3,435)**	**(1,917)**	**0**	**(7)**	**(8,178)**
Carrying amounts							
At 1 October 2002	17,000	3,500	4,616	2,077	920	309	**28,422**
At 30 September 2003	17,000	3,899	7,432	2,399	490	269	**31,489**
At 1 October 2003	17,000	3,899	7,432	2,399	490	269	**31,489**
At 30 September 2004	17,019	3,950	7,228	2,243	649	0	**31,089**
At 1 October 2004	17,019	3,950	7,228	2,243	649	0	**31,089**
At 30 September 2005	**17,019**	**3,965**	**7,270**	**2,431**	**1,701**	**57**	**32,443**

Impairment loss and subsequent reversal

No impairments were made and no reversals recognized for property, plant and equipment in the years ending September 30, 2005, 2004 and 2003, respectively.

Leased plant and machinery

The following amounts relating to finance leases were stated under property, plant and equipment:

	September 30		
	2005	2004	2003
		(in t€)	
Land and building	0		
Technical facilities, factory and office equipment	64		355
Less accumulated amortization	(7)		(86)
Total	**57**	**0**	**269**

For obligations under capital leases, an amount of t€ 60 (net present value) is included in long-term debt as of September 30, 2005 (2004: t€ 0, 2003: t€ 209).

For obligations under capital leases and further information on leasing issues, please refer to Note 30 "Leasing".

Property, plant and equipment under construction

The assets under construction include the following items for infrastructure and building fabric optimization projects:

A new paint workshop (t€ 446), railway tracks (t€ 57), indoor cranes (t€ 130), canals (t€ 215), fire water supply (t€ 130).

12) Other investments

	September 30		
	2005	2004	2003
		(in t€)	
Shares in other related parties			
Other share investments	126		
Long-term securities			
Non-current investments, net	**126**	**0**	**0**

Other share investments are capitalized costs due to the takeover of the majority of shares (70%) of TBA Nederland B.V. For further information regarding the acquisition, please refer to Note 34 Subsequent events.

With effect from 1 January 2006, Gottwald will take over the majority of shares (70%) of TBA Nederland B.V. The remaining 30% of the shares will continue to be held by the two founders of TBA Nederland B.V., Dr. Yvo Saanen and Klaas Pieter van Til. At the same time, TBA Nederland B.V. will be re-named TBA B.V.

The new software company will integrate Gottwald's know-how in the field of process equipment control software and the knowledge of TBA Nederland B.V. in the field of simulation and emulation applications. The use of port simulation and emulation applications offers a range of advantages for customers when it comes to planning and realizing their port and terminal operations and expansion projects.

13) Unamortized debt issuance cost

Unamortized debt issuance cost of t€ 1,997 (September 30, 2004: t€ 1,787, September 30, 2003: t€ 2,352) relate to the Company's long and short-term debt and is amortized over the life of the correspondent debt using the effective interest rate method. The amortization expense amounted to t€ 2,452 in the year ended September 30, 2005 including the full amortization of the existing debt issuance cost following the refinancing of debt as of January 31, 2005. New debt issuance costs were capitalized in the amount of t€ 2,675. In the year ended September 30, 2004, the amortization expense totaled t€ 1,844 including the full amortization on the share allocated to the fixed rate guaranteed subordinated unsecured loan notes repaid in February 2004. In September 2004, an additional amortization was recorded because of the mandatory prepayment of the Senior debt. The increase to the debt issuance cost was caused by the Mezzanine debt's financing and the Senior debt's refinancing in February/March 2004. Reference is made to note 23 "Long-term interest bearing loans and borrowings".

14) Long-term trade receivables

	September 30		
	2005	2004	2003
		(in t€)	
Non-current accounts receivable	3,917	4,452	5,369
less allowance for doubtful accounts	(545)	(790)	(864)
Long-term trade receivables	**3,372**	**3,662**	**4,505**

Non-current trade receivables reflect trade sales to third-party customers with payment terms between one and five years. Customers are charged with market interest rates on long-term payment arrangements over the life of the receivable.

15) Other long-term assets

	September 30		
	2005	2004	2003
		(in t€)	
Non-financial receivables third parties			
Non-financial receivables from affiliated companies			
Derivative financial instruments	2	74	0
Financial receivables (Sale and Leaseback)	1,804	1,906	0
Other long-term assets	**1,806**	**1,980**	**0**

16) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Receivables and other assets	64	175	670
Inventories			555
Loss carry forwards and tax credits	1,810	2,924	5,234
Provisions and liabilities	2,307	1,913	2,121
Other	814		
Sub-total (assets)	**4,995**	**5,012**	**8,580**
Valuation allowances			
Netting			
Deferred tax assets	**4,995**	**5,012**	**8,580**
Receivables and other assets	(752)	(1,388)	(1,118)
Inventories	(308)		
Intangible assets	(4,037)	(1,538)	(426)
Property, plant and equipment			(107)
Provisions and liabilities	(441)	(225)	(829)
Other	(43)		(1,790)
Sub-total (liabilities)	**(5,581)**	**(3,151)**	**(4,270)**
Netting	0		
Deferred tax liabilities	**(5,581)**	**(3,151)**	**(4,270)**
Deferred tax assets (liabilities), net	**(587)**	**1,861**	**4,310**

The changes in deferred tax are either booked in the income statement or recognized in equity. Please refer also to the Note 9 on Income Tax expense.

Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. With regard to improved future profitability expectations, management believes that it is probable that the deferred tax asset, net of valuation allowances, will be realized.

The Company has loss carry-forwards, which consist of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Germany corporate tax	7,942	9,651	14,489
trade profit tax	525	4,661	11,689

16) Deferred tax assets and liabilities (Continued)

The Company has loss carry-forwards, which consists of the following:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Germany corporate tax	7,942	9,651	14,489
trade profit tax	525	4,661	11,689

Losses can be carried forward indefinitely in Germany. In Germany, the utilization of future tax loss carry forwards is subject to minimum taxation.

17) Inventories

	September 30		
	2005	2004	2003
		(in t€)	
Raw materials and supplies	10,577	7,020	7,777
Work-in-process	35,031	43,646	57,909
Finished goods and products held for resale	3,953	7,495	7,823
Inventories, net	**49,561**	**58,161**	**73,509**

18) Trade accounts receivable

	September 30		
	2005	2004	2003
		(in t€)	
Current trade accounts receivable, third parties	23,057	16,488	17,230
Notes receivable	0		
Less allowance for doubtful accounts	(123)	(495)	(865)
Trade accounts receivables, net	**22,934**	**15,993**	**16,365**
Current trade receivables from affiliated companies	953	674	
Current receivables from related companies, net	**953**	**674**	**0**
Total trade accounts receivables, net	**23,887**	**16,667**	**16,365**

Trade accounts receivable are mainly non-interest-bearing.

19) Short-term financial receivables

	September 30		
	2005	2004	2003
		(in t€)	
Intersilo Cash Pool	18,889	10,650	
Intersilo Loans	15,000		603
Loans to employees	100	99	97
Short-term financial receivables	**33,989**	**10,749**	**700**

20) Other current assets

	September 30		
	2005	2004	2003
		(in t€)	
Other Tax receivables	2,581	2,543	2,374
Prepayments	706	78	163
Deferred charges	603	345	171
Derivative financial instruments	70	363	468
Miscellaneous	570	1,268	858
Other current assets, net	**4,530**	**4,597**	**4,034**

21) Cash and cash equivalents

Cash and cash equivalents amount to t€ 3,712 as of September 30, 2005 (2004: t€ 8,565, 2003: t€ 16,704).

22) Capital and reserves

The Consolidated Statement of Shareholders' Equity summarizes the changes in capital and reserves.

Additional paid-in capital

Additional paid-in capital includes t€ 104 of contributions made on September 30, 2004 following the waiver of the MEP loans, which were not paid in by the MEP participants.

SORIE

– Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

– Actuarial Gain & Loss

Actuarial Gain & Loss also includes recognition in the balance sheet of actuarial gains and losses relating to employee benefits as they occur.

23) Long-term interest-bearing loans and borrowings

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings. For more information about the Company's exposure to interest rate and foreign currency risk, see Note 24) ("Financial instruments").

Long-term debt after recapitalization as of January 31, 2005 and other long-term debt

	Year ended September 30					
	2005		2004		2003	
	Effective Interest Rate	Carrying amount	Effective Interest Rate	Carrying amount	Effective Interest Rate	Carrying amount
	(carrying amounts in t€)					
Divisional debt		60				
MEP loans				0		830
Obligations under capital leases		1,737		1,875		293
Fixed rate guaranteed subordinated unsecured loan notes due September 24, 2013 ("Vendor Loan Note")					10.0%	27,588
Other loans from affiliated companies			10.0%	18,185	10.0%	16,532
Fair value on interest rate swaps		498				
Senior and Mezzanine Credit Agreements:						
Mezzanine debt			11.7%	30,904		
Senior Tranche A € denominated debt due through September 30, 2009;						
Interest rate at September 30, 2004 3,86600%						
Senior Tranche A US Dollar denominated debt due through September 30, 2009;						
Interest rate at September 30, 2004 3,72500%						
Senior Tranche A Pound Sterling denominated debt due through September 30, 2009;						
Interest rate at September 30, 2004 6,67482%						
Senior Tranche B € denominated debt due March 31, 2010 and September 30, 2010;			4.4%	2,354		
Interest rate at September 30, 2004 4,36600%						
Senior Tranche B US Dollar denominated debt due March 31, 2010 and September 30, 2010;					3.9%	12,739
Interest rate at September 30, 2004 4,22500%						
Senior Tranche B Pound Sterling denominated debt due March 31, 2010 and September 30, 2010;						
Senior Tranche C € denominated debt due March 31, 2011 and September 30, 2011;			5.4%	11,423		
Interest rate at September 30, 2004 5,36600%						
Senior Tranche C US Dollar denominated debt due March 31, 2011 and September 30, 2011;					4.4%	12,739
Interest rate at September 30, 2004 5,22500%						
Intercompany ("IC") Term Loan Tranche A € due Sep 30, 2011	5.1%	28,500				
IC Senior Term Loan Tranche A US$ due Sep 30, 2012						
IC Senior Term Loan Tranche A GBP due Sep 30, 2013						
IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2012	5.3%	17,500				
IC Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2013						
IC Senior Term Loan Tranche B EUR due in two equal repayments March 31 and Sep 30, 2013	5.8%	17,500				
IC Senior Term Loan Tranche B USD due in two equal repayments March 31 and Sep 30, 2014						
IC "Mezzanine" Term Loan	4.0%	20,581				
Other IC Term Loans			4.0%	7,001		
Subtotal		86,376		71,742		70,721
Less current maturities		(217)		(227)		(914)
Long-term debt		**86,159**		**71,515**		**69,807**

23) Long-term interest-bearing loans and borrowings (Continued)

Maturities of long-term debt are as follows as of September 30, 2005:

	Current	Non-current					Total
	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	non-current
				(in t€)			
IC Senior Term Loans		6,750	4,500	5,700	5,700	40,850	63,500
Mezzanine Debt							0
Leasing Liability	217	231	245	1,040	4		1,520
Divisional debt			60				60
Swaps			498				498
MEP							0
IC Mezzanine Term Loan						20,581	20,581
Total	**217**	**6,981**	**5,303**	**6,740**	**5,704**	**61,431**	**86,159**

The Company estimates that all debt, based on current interest rates and terms, approximates fair value.

Financing Arrangements

Acquisition Financing

The overall acquisition of the seven businesses in 2002 was primarily financed by drawings under a t€ 825,000 senior credit facilities agreement entered into in September 2002 "the 2002 Credit Facility", the issuance of a t€ 215,000 vendor loan note to Siemens AG (the "Vendor Loan Note") and t€ 200,000 of shareholder loans (the "Vanilla Loan"), of which t€ 30,000 of senior debt, t€ 25,000 of the Vendor Loan Note and t€ 15,000 of the Vanilla Loan were directly allocated to the Group.

The Vendor Loan Note originally due September 24, 2013 was repaid along with interest in February 2004 as the conditions for mandatory repayment were fulfilled.

The Vanilla Loan associated with Gottwald was repaid in January 2005.

All amounts outstanding under the 2002 Credit Facility were refinanced at the end of 2004.

Senior and Mezzanine Credit Agreements

On December 23, 2004 Demag Finance S.àr.l. ("Demag Finance") entered into a Senior credit facilities agreement and Demag Mezz S.àr.l. ("Demag Mezz") into a Mezzanine credit facilities agreement (together "the Credit Agreements") with certain lending institutions including t€ 100,000 of Mezzanine debt, t€ 500,000 of Senior debt and up to t€ 250,000 of a revolving credit facility available to Demag Group as credit line. The Company is original guarantor under these Credit agreements. Demag Mezz and Demag Finance are 100% subsidiaries of Demag Investments S.àr.l.

On January 31, 2005, Gottwald borrowed a total amount of t€ 20,000 of mezzanine debt under intercompany on-loans from Demag Mezz and a total amount of t€ 65,000 of senior debt under intercompany on-loans from Demag Finance at terms of interest identical to those in the Senior credit facilities.

The Credit Agreements contain certain financial covenants including the requirement of a minimum interest cover (ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net cash interest), cash flow to total debt service, leverage and capital expenditures, all as defined in the Credit Agreements. The borrowings under the Credit Agreement are substantially collateralized by all the net assets of the Group and other Demag Holding subsidiaries.

24) Financial instruments

The Company conducts business in numerous major currencies and is, therefore, exposed to the risk of adverse movements in foreign currency exchange rates. The Company manages these types of market risks by using derivative financial instruments. Without these instruments the Company's market risks would be higher. The Company does not use derivative financial instruments for purposes other than risk management.

Foreign currency risk

The Company is involved in global business relations and is therefore also subject to currency risks. Due to the Company's hedging policy, currency contracts are closed to reduce currency risk and to stabilize foreign cash flows.

Credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Company establishes an allowance for doubtful accounts based upon factors such as the credit risk of specific customers, historical trends and other information.

Interest risk

As the Company entered into a credit facilities agreement at variable interest rates, the Company is exposed to risks from changes in interest rates. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Following the refinancing in 2005, the Company has hedged the interest rate risks until March 31, 2008 which arise from the intercompany on-loans as follows: 80% of the €-debt is hedged evenly by interest rate swaps at an average fixed rate of 2.8616% p.a. in fiscal year 2006 respectively of 3.04% p.a. thereafter and by interest rate collars setting a cap rate of 3.5%.

Sensitivity analysis

In managing interest rate and currency risks the Company aims to reduce the impact of short-term fluctuations on the Company's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

As of September 30, 2005, it is estimated that a general increase of one percentage point in interest rates would decrease the Company's profit before tax by approximately t€ 487 (2004: t€ 430). Interest rate swaps have been included in this calculation.

Fair value of financial instruments

Fair value is calculated for each financial instrument. The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party.

Fair values of financial instruments have been calculated with commonly used market valuation methods and with reference to available market information at the balance sheet date. Considering the fluctuation of value-influencing market data, the fair values may not be indicative of the amounts the Company could realize under current market conditions.

24) Financial instruments (Continued)

The fair value of the Company's unsecured loans approximate their carrying values as their interest rates approximate current market rates. The fair values of the Company's cash, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short-term nature. As of September 30, 2004 and September 30, 2003, respectively, the carrying amounts and the fair values of the forward contracts are materially the same due to their short maturities.

The notional amounts and fair values of derivative financial instruments are listed in the following table:

	September 30 2005		September 30 2004		September 30 2003	
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
			(in t€)			
Assets:						
Currency contracts	1,929	72	18,980	391	13,999	468
Interest rate contracts			9,644	46		
Liabilities:						
Currency contracts	19,578	(532)	3,091	(64)		
Interest rate contracts	102,177	(498)			20,683	(280)
Total		**(958)**		**373**		**188**

Estimation of fair value

The fair values of forward exchange contracts are based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premium or discounts).

As of March 31, 2004, bank debt has been rearranged and repaid. Therefore, the relationship between existing interest rate swaps and interest expense on loans did no longer exist and the hedged original forecasted transactions will not occur. Consequently, all remaining losses in accumulated other comprehensive income have been reclassified into earnings.

The fair values of interest rate swap agreements are estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. As of September 30, 2005 t€(498) (2004: t€ 46, 2003: t€(280)) are included in long-term debt.

25) Pension plans and similar commitments

Overview on employee benefit and post-retirement plans

Employee benefit obligations are comprised of the following components:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Defined benefit plans	9,577	8,062	7,990
Deferred compensation	2,436	1,866	1,222
Similar obligations			39
Pension plans and similar commitments	**12,013**	**9,928**	**9,251**
Recognized in equity (net of deferred taxes)	**(1,083)**	**(160)**	**(410)**

25) Pension plans and similar commitments (Continued)

Principal pension plans

The Company grants post-retirement pension benefits to virtually all employees in Germany. The level of post-retirement benefits is generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service.

Deferred Compensation

Deferred compensation is a form of retirement pay that is financed by the employee out of non-taxable income. Based on an agreement between the Company and the employee, part of the employee's compensation is not paid out to the employee as earned, but retained by the Company to be paid out at a later date (deferred compensation).

The total amount of deferred compensation is calculated by actuarial calculations based on the amount deferred, the age of the employee at the time of deferral, a yearly interest rate as applied for pensions and discounts for prior death and invalidity.

The total deferred compensation as of September 30, 2005 amounts to t€ 2,436 (2004: t€ 1,866, 2003: t€ 1,222).

Defined benefit obligations

Defined benefit obligations developed as follows during the financial year ending September 30, 2005 and the comparative years:

	Year ended September 30		
DBO development	**2005**	**2004**	**2003**
		(in t€)	
Defined benefit obligations at the beginning of year	8,062	7,990	6,762
Service costs	255	260	204
Interest cost	441	414	367
Actuarial (gains)/losses	1,086	(396)	680
Benefits paid	(267)	(213)	(198)
Transfers		5	175
Others		2	
Defined benefit obligations at the end of the year	**9,577**	**8,062**	**7,990**

All defined benefit plans are unfunded. Deferred compensation is not included in the development of the defined benefit obligations and shown as transfers in above computation for the German Plans.

25) Pension plans and similar commitments (Continued)

DBO expense

Based upon actuarial computations, the total net periodic pension cost is comprised of the following items:

DBO expense	Year ended September 30 2005	2004	2003
		(in t€)	
Service cost	255	260	204
Interest cost	441	414	367
Curtailments		2	
Net amortization of gains/losses	1	17	
Net periodic pension cost	**697**	**693**	**571**
Recognized in income statement under			
COGS	233	200	108
SG&A	26	75	87
R&D	(3)	4	9
Interest	441	414	367

Actuarial Assumptions

Assumed discount rates, rates of increase in remuneration and increases in pension payments used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are located. The range of assumptions is as follows:

	Year ended September 30 2005	2004	2003
		%	
Discount rate	4.25	5.5	5.25
Projected remuneration increases	2.5	2.5	2.5
Projected pension payment increases	1.5	1.5	1.5

26) Other long-term liabilities

	Year ended September 30 2005	2004	2003
		(in t€)	
Anniversary benefit	1,095	875	852
Early retirement plan	1,234	1,520	1,692
Other accruals			
Deferred income	130	164	
Derivative financial instruments	6	30	
Other liabilities related parties			
Other liabilities third parties			
Other long term liabilities and accruals	**2,465**	**2,589**	**2,544**

Early retirement plans (mainly German *Altersteilzeit*) include provisions for outstanding settlements and top-up amounts (*Aufstockungsbeträge*) for the signed contracts and, in addition, the top-up amounts for all potential contracts which the Company expects to incur in the future.

Early retirement plans are calculated according to actuarial principles and discounted with an interest rate of 4.75%. For signed early retirement contracts the whole amount of the agreed

26) Other long-term liabilities (Continued)

increases are accrued and discounted. The wages and salaries paid in the passive period are accrued proportionally. In addition to the contracts already signed, the top-up amount resulting from impending contracts (vested entitlement) is also recognized. This means that the top-up amount for the vested entitlement likely to become due (expected value) has to be provided for. Impending contracts are early retirement contracts that are agreed in the future in order to replace contracts approaching their expiration date. Due to the expiration of the statutory regulation (final date for early retirement agreements is December 31, 2009), measurement of the provision must take into account this date and the upper limits defined by law and/or collective agreements.

27) Short-term interest-bearing loans and borrowings and current maturities of long-term debt

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Current maturities of long-term debt:	217	228	914
Other short-term loans	0	0	0
Total	**217**	**228**	**914**

28) Provisions

	Warranties	Other provisions	Total
		(in t€)	
Balance at 1 October 2002	3,680	8,295	11,975
Provisions made during the year	249	9,333	9,582
Provisions used during the year		(6,418)	(6,418)
Provisions reversed during the year		(5,849)	(5,849)
Unwind of discount			0
Reclassifications			0
Foreign exchange			0
Other changes			
Balance at 30 September 2003	**3,929**	**5,361**	**9,290**
thereof non-current	*3,929*		*3,929*
Balance at 1 October 2003	3,929	5,361	9,290
Provisions made during the year	114	1,081	1,195
Provisions used during the year		(1,681)	(1,681)
Provisions reversed during the year		(2,050)	(2,050)
Unwind of discount			
Reclassifications			
Foreign exchange			
Other changes			
Balance at 30 September 2004	**4,043**	**2,711**	**6,754**
thereof non-current	*4,043*		*4,043*
Balance at 1 October 2004	4,043	2,711	6,754
Provisions made during the year		1,246	1,247
Provisions used during the year		(2,237)	(2,238)
Provisions reversed during the year	(560)	(557)	(1,117)
Unwind of discount			
Reclassifications			
Foreign exchange			
Other changes			
Balance at 30 September 2005	**3,483**	**1,163**	**4,646**
thereof non-current	*3,483*		*3,483*

Other provisions include legal and litigation cost and other risks from purchase and sales commitments.

Warranties

The Company issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period.

The Company forms provisions for costs associated with product warranties at the date products are sold. Warranty accruals comprise provisions that are calculated for each individual case as well as lump-sum accruals. The current and non-current accruals for product warranties together show the following development.

29) Other short-term liabilities

	September 30 2005	2004	2003
		(in t€)	
Outstanding suppliers invoices	5,074	6,743	5,872
Sales discounts/other sales related liabilities	2,668	2,602	3,181
Liabilities to social security, wage and church tax	1,509	1,045	1,057
Accrued other personnel expenses	5,058	5,297	4,933
Other liabilities	3,794	1,108	1,856
Other short-term liabilities	**18,103**	**16,795**	**16,899**

30) Leasing

Leases as lessee

Operating leases

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

The Company enters into non-cancelable capital and operating lease agreements. The future minimum rental payments relating to leasing agreements during the basic rental period when they cannot be terminated are as follows:

	Operating Leases
	(in t€)
Less than one year	578
Between one and five years	614
More than five years	
Total Leasing Liabilities	**1,192**

Lease arrangements are laptops, computers, copiers, cars and a telephone system.

Finance leases

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance lease liabilities are payable as follows:

	Payments 2005	Interest 2005	Principal 2005	Payments 2004	Interest 2004	Principal 2004	Payments 2003	Interest 2003	Principal 2003
					(in t€)				
Less than one year	217	97	120	227	104	123	84	15	69
Between one and five years	1,520	202	1,318	1,648	275	1,373	209	16	193
More than five years									
	1,737	**299**	**1,438**	**1,875**	**379**	**1,496**	**293**	**31**	**262**

30) Leasing (Continued)

Leases as lessor

Operating leases

	2005	2004	2003
		(in t€)	
Less than one year	30		
Between one and five years			
More than five years			
	30		

In the year ended 30 September 2005, t€ 135 was recognized in the income statement as rental income and t€ 6 as expense for maintenance.

Finance leases

The following table states the future leasing payments to be received from finance lease agreements:

	Lease payments 2005	Interest 2005	Principal 2005	Lease payments 2004	Interest 2004	Principal 2004	Lease payments 2003	Interest 2003	Principal 2003
					(in t€)				
Less than one year	198	102	96	217	107	110			
Between one and five years	1,606	255	1,351	1,689	295	1,394			
More than five years									
	1,804	**357**	**1,447**	**1,906**	**402**	**1,504**			

The contingent rent recognized in the income statement for the year ended September 30, 2005 amounted to t€ 60 (2004: t€ 0, 2003: t€ 0).

The Company concerns two rental contracts of Mobile Harbor cranes. Both contracts amount to five years, started in 2004 and end in 2009. The lessee has to conclude a full maintenance contract with the lessor. At the end of the duration, the lessee shall sign an take-over certificate for the rented property. The total amount of the unearned finance income for the year ended September 30, 2005 is t€ 250.

31) Contractual commitments

The following contractual commitments existed as of 30 September 2005:

t€ 3,271 in property, plant and equipment, t€ 46,950 in inventories and t€ 2,429 in other assets.

32) Contingent liabilities

Contingent liabilities are uncertainties in which the outcome has not been determined. This is why they are not (yet) recognized as provisions. If the outcome is probable and estimable, the liability is shown in the balance sheet.

Notes

The amount disclosed is the face value of the transferred notes that had not become mature or been honored by the date of the financial statements and for which the Company, as the marker or endorser of the note, is liable if the note is not honored.

32) Contingent liabilities (Continued)

Guarantees

Guarantees for third-party liabilities include contingencies from so-called "buy-back arrangements", which the Company enters in connection with the sale of certain of its machinery and equipment products. The term of such buy-back arrangements is generally between one and five years. In the context the Company sells the products to customers or to leasing companies under repurchase commitments or similar guarantees. Under some of these contracts, if the end-user of the machine defaults on the lease payments to the leasing company, does not wish to purchase the machine from the leasing company or extend the lease at the end of the original lease contract, the Company has the obligation to repurchase the machine from the leasing company. Under other contracts, the Company is obligated to reimburse the leasing company for economic losses incurred through a default by the end-user. In certain cases where the customer directly acquired the product from the Company, the repurchase option can be exercised by the customer upon certain conditions that need be met, before a customer can execute the option. Because of past experience and the geographical spread of the cranes installed, management assesses there only a remote probability that buy-back options are executed to a larger extent at the same time. As of September 30, 2005, the maximum potential obligation amounts to t€ 41,898 (2004: t€ 41,169, 2003: t€ 33,542).

As part of the Facility Agreement the following bond lines were drawn by Gottwald as of September 30, 2005: advance payment bonds of t€ 10,916 (2004: t€ 15,754), performance bonds of t€ 17,901 (2004: t€ 15,253), payment bonds of t€ 1,626 (2004: t€ 515) and other bonds of t€ 777 (2004: t€ 2,950).

Demag Investments S.à r.l., a wholly-owned subsidiary of Demag Holding S.à r.l., entered into a Senior Credit Facility and a Mezzanine Credit Facility Agreement (together, among other "the Finance Documents"). The credit guarantees provided for these agreements are fully up-stream and cross-stream given by the Guarantors as defined in the Finance Documents – comprising certain material subsidiaries of the Demag Investment Group including the Company – in favor of the Finance Parties. The guarantees are subject to limitations including being limited to the extent that otherwise the guarantee would amount to unlawful financial assistance and other jurisdiction specific tests (e.g. net assets). The Company's maximum potential obligation amounts to t€ 569,944 at September 30, 2005.

Litigation and environmental remediation risks

The Company is subject to various lawsuits, claims and proceedings related to products, patents, environmental remediation and other matters incidental to these businesses. Liabilities including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such pending matters will have a material adverse effect on the Company's financial position.

33) Related parties

The Company has relationships with other companies in the ordinary course of business, whereby it buys and sells a wide variety of products and services at arm's length. These customers and suppliers include private equity investment funds managed by KKR and Siemens AG as the principal owners of the Company's ultimate parent company is Demag Holding S.à r.l.

33) Related parties (Continued)

Transactions with Siemens AG, its subsidiaries and affiliated companies in addition to the acquisition of the seven businesses of the group (refer to Note 1) and several financing activities as described in Note 27 are as follows:

	Year ended September 30		
	2005	2004	2003
		(in t€)	
Related party Siemens			
Supplies and services	4,512	4,318	5,494
Trade receivables	79	904	57

In addition, Demag Holding, through its wholly owned subsidiaries, provides certain services to the Group (e.g. strategic advice and financing services) in exchange for a fee. Holding charges were t€ 375 for the year ended September 30, 2003, t€ 375 for the year ended September 30, 2004 and t€ 349 for the year ended September 30, 2005 respectively.

Demag Holding charges will be discontinued after the IPO (see also Note 34, "Subsequent events"). Management expects that similar charges will not be incurred in future.

Management Compensation

Total key management personnel compensation for the year ending September 30, 2005 was t€ 2,854 (2004: t€ 2,697, 2003: t€ 2,555). It includes short-term employee benefits, post-employment benefits, other long-term benefits and termination benefits. Key management comprehends executive and non-executive directors including members of the supervisory board and any other key management staff that have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly.

34) Subsequent events

Gottwald HoldCo 3 (drei) GmbH and DCC HoldCo 3 (drei) GmbH are currently indirect subsidiaries of Demag Holding S.à r.l. ("Demag Holding"), which is ultimately 81% owned by private equity investment funds advised by KKR, and 19% owned by Siemens AG. Prior to the planned initial public offering (IPO), the DCC group and Gottwald group will be restructured. Gottwald HoldCo 3 (drei) GmbH will become a wholly-owned subsidiary of DCC HoldCo 3 (drei) GmbH, in a transaction between entities under common control. DCC HoldCo 3 (drei) GmbH will be converted into a public stock corporation (*Aktiengesellschaft*).

The DCC and Gottwald groups are currently negotiating a new revolving credit facility that will replace the current financing. The new credit facility shall provide access to t€ 325,000, which may be used to service working capital needs or for other general corporate purposes.

35) Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these Consolidated Financial Statements, the following most significant estimates and assumptions have been made by management concerning in particular:

- Evaluating the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring of provisions for tax, environmental, warranty and litigation risks, product returns, early retirement plans and restructurings,

35) Accounting estimates and judgments (Continued)

- Determining inventory write-downs,
- Evaluating the extent to which deferred tax assets will be realized.

All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present the positions and results of the Company's operations. Given the uncertainty regarding the determination of these factors, actual results, however, could differ from these estimates.

36) Explanations about application of IFRS

The Group has retrospectively adopted International Financial Reporting Standards as at October 1 2002, the first balance sheet date immediately following the Acquisition. For this reason the historical reconciliations that would otherwise be required under IFRS 1.38ff. are not considered necessary.

Affiliated companies as of 30 September 2005

Company	Company and location	Former name	Country Code	Interest and control held by	% of interest	% of control	Consolidation method	Remarks
	GOTTWALD							
	Consolidated companies							
GOC001 .	Gottwald Port Technology GmbH, Dusseldorf	Gottwald Holdco 6 GmbH	DE	Gottwald HoldCo 4 (vier) GmbH, Dusseldorf	100.00	100.00	100.00	
GOC003 .	Gottwald Port Technology Verwaltungsgesellschaft GmbH, Dusseldorf		DE	Gottwald Port Technology mbH, Dusseldorf	100.00	100.00	100.00	
GOH001	Gottwald HoldCo 3 (drei) GmbH, Dusseldorf		DE	Gottwald Lux 2 (b) S.àr.l. Luxemburg	100.00	100.00	100.00	
GOH002	Gottwald HoldCo 4 (vier) GmbH, Dusseldorf		DE	Gottwald HoldCo 3 (drei) GmbH, Dusseldorf	100.00	100.00	100.00	
	Non-consolidated company							
GOC004	AQZ Ausbildungs- und Qualifizierungszentrum Dusseldorf GmbH		DE	Gottwald Port Technology GmbH, Dusseldorf	20.00		nk	

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Gottwald HoldCo 3 (drei) GmbH, Düsseldorf

We have audited the accompanying consolidated opening balance sheet of Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, (the "Company") as of October 1, 2002 and the balance sheets as of September 30, 2003, 2004 and 2005, and the related statements of income, recognized income and expenses, cash flows and explanatory notes for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, such consolidated financial statements present fairly, in all material respects, the financial position of Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, as of October 1, 2002, and September 30, 2003, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

April 21, 2006

von der Ohe
(Wirtschaftsprüferin)

Götzen
(Wirtschaftsprüfer)

DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS
IN ACCORDANCE WITH GERMAN GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (HGB) AS OF AND FOR THE YEAR
ENDED 30 SEPTEMBER 2005

DCC HOLDCO 3 (DREI) GmbH, WETTER
BALANCE SHEET AS AT 30 SEPTEMBER 2005

Assets

	30 Sept. 2005 (EUR)	Prior year (EUR)
A. Assets		
I. Financial assets		
Shares in affiliated enterprises	108,226,000.00	108,226,000.00
B. Current assets		
I. Receivables and other assets		
Receivables from affiliated enterprises	70,385,438.35	0.00
II. Bank balances	1,394.17	451.19
	178,612,832.52	**108,226,451.19**

Equity and Liabilities

	30 Sept. 2005 (EUR)	Prior year (EUR)
A. Equity		
I. Subscribed capital	1,450,350.00	1,450,350.00
II. Capital reserves	218,926,791.19	118,751,177.75
III. Accumulated losses brought forward	(45,584,290.21)	(20,914,706,86)
IV. Net loss for the year	(58,001,584.39)	(24,669,583.35)
	116,791,266.59	74,617,237.54
B. Accruals		
Other accruals	181,500.00	167,000.00
C. Liabilities		
1. Trade payables	20.00	0.00
2. Payables to affiliated enterprises	61,640,045.93	33,442,208.81
3. Other liabilities	0.00	4.84
	61,640,065.93	33,442,213.65
	178,612,832.52	**108,226,451.19**

DCC HOLDCO 3 (DREI) GmbH, WETTER

INCOME STATEMENT FOR THE PERIOD FROM OCTOBER 1, 2004 TO SEPTEMBER 30, 2005

	2004/2005	Prior year
	(EUR)	
1. General & administration expenses	(298,921.95)	(767,017.61)
2. Other interest and similar income	2,625,292.11	0.00
3. Expenses from loss transfer	(59,795,347.22)	(18,013,866.24)
4. Interest and similar expenses	(532,607.33)	(5,888,699.50)
5. Results from ordinary activities = net loss for the year	**(58,001,584.39)**	**(24,669,583.35)**

DCC HOLDCO 3 (DREI) GmbH, WETTER

NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR 2004/2005

Changes under Company Law

Effective 31 May 2005, Mr. Johannes Huth resigned from office as a representative of the shareholders in the Supervisory Board of DCC HoldCo 3 (drei) GmbH.

Effective 1 June 2005, Mr. Heinrich Fischer, CEO and delegate of the Administrative Board of Saurer AG, Switzerland, was appointed as a new member of the supervisory board of DCC HoldCo 3 (drei) GmbH.

Effective 24 June 2005, Dr. Thomas Zipse was appointed as a further managing director of DCC HoldCo 3 (drei) GmbH.

Accounting and Valuation Rules

The accounting and valuation rules are consistent with those applied in the prior year.

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB), § 276 German Commercial Code (HGB) and § 288 German Commercial Code (HGB).

Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost or at the lower fair value.

Current Assets

Appropriate allowances have been made on receivables in order to cover all risks identifiable as at the balance sheet date.

Liquid funds have been recognized at nominal value.

Equity

The equity has been recognized at nominal value.

Provisions and Accruals

The other provisions and accruals cover all risks identifiable as at the balance sheet date.

Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

Notes to the Income Statement

1. Result from Participations

The result from participations relates to expenses from loss transfer from affiliated enterprises in the amount of EUR 59,795 thousand.

2. Interest and Similar Expenses

The interest and similar expenses relate exclusively to affiliated enterprises.

Notes to the Balance Sheet

1. Equity

The Company's capital reserves were increased by means of a contribution made at the request of the majority shareholder DCC Luxembourg 2 S.à r.l. in the amount of EUR 100,000 thousand dated 14 December 2004 and by means of a contribution in the amount of EUR 175 thousand dated 7 July 2005 by DCC Management Beteiligungs GmbH & Co. KG, in which the management and executives of Demag Cranes & Components Group participate.

Management proposes to carry forward onto new account the net loss for the year in the amount of EUR 58,002 thousand.

2. Provisions and Accruals

The accruals relate basically to accrued expenses for preparation and audit of the annual financial statements.

3. *Liabilities*

All liabilities have a residual term of up to one year.

Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 567,839 thousand, GBP 9,500 thousand and USD 80,375 thousand.

OTHER DISCLOSURES

SHAREHOLDINGS (AS AT 30 SEPTEMBER 2005)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is deposited at the Commercial Register of the Hagen local court.

Notes to Parent Company in Accordance with § 291 (2) German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l, Luxembourg, prepared under International Financial Reporting Standards (IFRS) and is, hence, exempted from preparing consolidated financial statements under § 291 (2) German Commercial Code (HGB).

The consolidated financial statements of DEMAG Holding S.à r.l. are filed in the English language and in the German language with the Registration Court of the city of Luxembourg and with the Federal Gazette, respectively, for disclosure purposes.

Major Differences between German Accounting and IFRS

General

The consolidated financial statements as at 30 September 2005 of DEMAG Holding S.àr.l., Luxembourg, were initially prepared in compliance with the Directive 83/349 EEC (Group Accounting Directive) on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS) adopted and publicized by the International Accounting Standard Board (IASB).

Goodwill

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under IFRS, goodwill should not be amortized on a scheduled basis but is required to be subject to an impairment test at least once a year or additionally if there are indications of impairment. Impairments identified are required to be taken into account through write downs.

Property, Plant and Equipment

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under IFRS, write-downs are only admissible if the impairment is of a permanent nature.

Inventories

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under IFRS. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under IFRS, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write-downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market, with the net realizable value being regularly computed on the basis of the sales market under IFRS. The procurement market is neglected. Under IFRS, write-downs on raw materials depend on the write-downs on finished goods.

Deferred Tax

Under German commercial law, deferred tax assets are not permitted to be recognized for tax loss carry-forwards because the anticipated future tax credits are deemed not yet to be realized. Under IFRS, deferred tax assets are required to be recognized for all temporary differences between the carrying amount and the tax base of an asset or a liability if it is probable that there will be taxable income against which the temporary difference can be used. Deferred tax liabilities are required to be recognized for all taxable temporary differences between the carrying amount of an asset or a liability. Deferred taxes are measured at current tax rates and are recognized without being discounted. Deferred taxes are recognized and reversed as incurred if the underlying item was recognized in the income statement. The recognition and reversal of deferred taxes must, however, not be made through the income statement if the underlying item was directly netted with equity.

Provisions

In comparison with the German Commercial Code (HGB), IFRS are based on a different interpretation of the prudence concept with respect to provisions. IFRS tend to put higher demands on the probability of the relevant events and the identifiability of the amount to that can be provided for.

Equity

The first-time-application effects that result from first-time application of the IFRS are presented in retained earnings.

Pension Provisions

Under IFRS, the amount of the pension obligation is regularly required to be carried as a liability to the extent that the pension obligation is not covered by plan assets. The amount to be carried as a liability corresponds to the balance of the present value of the defined-benefit obligation plus actuarial gains and losses and less the fair value of the plan assets as at the balance sheet date. The present value of defined-benefit obligations and the related service cost has to be determined according to an actuarial valuation method according to which the benefits are allocated to the period of service of the employees and on the basis of actuarial assumptions.

Under the German Commercial Code (HGB), pension provisions have to be recognized at the present value determined according to actuarial principles. Application of the accounting method is inadmissible. The legal regulations do not require application of a specific valuation method.

Components of Accounting

Extending the size-dependent required components (balance sheet, profit and loss account, notes to the financial statements and additional complementary management report), a statement of changes in equity and a cash flow statement are required to be presented under IFRS. Therefore, the consolidated financial statements are extended to these components.

Management

Mr. Harald J. Joos, Herdecke, Germany;
Dr. Horst J. Heiber, Wetter, Germany;
Dr. Thomas Zipse, Herdecke, Germany (from 24 June 2005).

Supervisory Board

Dr. Horst Heidsieck, Büdingen, Germany,
CEO of DEMAG Holding S.àr.l., Luxembourg,
Chairman;

Mr. Josef Berger*, Düsseldorf, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Wetter,
Vice Chairman;

Mr. Gerd-Uwe Boguslawski*, Northeim, Germany,
IG Metall Trade Union, Göttingen Administration Office;

Mr. Heinrich Fischer, Winterthur, Switzerland,
CEO of Saurer AG, Switzerland
(from 1 June 2005);

Mr. Reinhard Gorenflos, London, Great Britain,
Merchant,
Kohlberg Kravis Roberts & Co. L.P., London;

Mr. Alfred Hack*, Herdecke, Germany,
Head of Cranes Division;
Demag Cranes & Components GmbH, Wetter;

Mr. Johannes P. Huth, London, Great Britain,
Banker,
Kohlberg Kravis Roberts & Co. L.P., London
(until 31 May 2005);

Mr. Eberhard Kuhn, Homburg, Germany,
former Director of Mannesmann Dematic AG, Wetter;

Mr. Reinhard Möller*, Uslar, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Uslar facility;

Prof Heinrich Pack, Hagen, Germany,
former Managing Director of Demag Cranes & Components GmbH, Wetter;

Mr. Werner Paschke, Luxembourg,
CFO of DEMAG Holding S.à r.l., Luxembourg;

Mr. Hubert Rosenthal*, Herdecke, Germany,
1st Authorized Representative of IG Metall Trade Union, Hagen Administration Office;

Mr. Ralph Triebel*, Ohrdruf, Germany,
Chairman of Works Council of Demag Cranes & Components GmbH, Luisenthal facility.

---

* Employee representative

Advisory Board

Dr. Horst Heidsieck, Büdingen, Germany;
Mr. Werner Paschke, Luxembourg.

Wetter, 29 November 2005

DCC HoldCo 3 (drei) GmbH

(Joos) (Dr. Heiber) (Dr. Zipse)

LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH
AS AT 30 SEPTEMBER 2005

Name and registered office of company	Country	Shareholder	Capital share	Equity	Net income/loss for the year
			(in %)	(in EUR'000)	
Consolidated companies – domestic					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH	100.00	108,039	0
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100.00	203,247	0
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100.00	308,667	0
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100.00	1,786	408
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100.00	26	(1)
DCC Verwaltungs 2 (zwei) GmbH, Wetter		DCC GmbH	100.00	605	14
Consolidated companies – foreign					
Demag Cranes & Components Pty. Ltd., Smithfield	Australia	DCC GmbH	100.00	6,319	560
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	92.15	481	106
Demag Cranes & Components Ltda., Cotia	Brazil	DCC GmbH	99.9999	10,147	2,812
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	100.00	2,413	(277)
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100.00	(947)	(794)
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100.00	2,390	1,184
Demag Cranes & Components A/S, Copenhagen	Denmark	DCC GmbH	100.00	3,131	(339)
DCC France Holdco SA, Chalons en Champagne	France	DCC Holdco 5 (fünf) GmbH	100.00	4,286	(5,594)
Demag Cranes & Components SA, Chalons en Champagne	France	DCC France Holdco SA	100.00	3,346	510
Demag Cranes & Components Ltd., Banbury	Great Britain	DCC Holdings Ltd.	100.00	13,488	2,728
Demag Cranes & Components Guarantee Ltd., Banbury	Great Britain	DCC GmbH	100.00	50	0
Demag Cranes & Components Holdings Ltd., Banbury	Great Britain	DCC GmbH/DCC Guarantee Ltd.	100.00[1]	(210)	(15,718)
Demag Cranes & Components (India) Pte. Ltd., Pune	India	DCC GmbH	100.00[2]	1,211	263
Donati Sollevamenti S.r.l., Varese	Italy	DCC GmbH/ DCC S.p.A.	100.00[3]	5,496	165
Demag Cranes & Components S.p.A., Agrate Brianza	Italy	DCC GmbH	100.00	13,977	1,751
Demag Cranes & Components GmbH, Salzburg	Austria	DCC GmbH	100.00	7,603	774
Demag Cranes & Components Sp. Z.o.o., Warsaw	Poland	DCC GmbH	100.00	428	(193)
Demag Cranes & Components Ltda., Lisbon	Portugal	DCC GmbH	100.00	219	44
Demag Cranes & Components AG, Dietlikon	Switzerland	DCC GmbH	100.00	14,853	3,864
Demag Cranes & Components Spain Holdco S.A., Madrid	Spain	DCC GmbH	100.00	4,498	(1,660)
Demag Cranes & Components S.A., Madrid	Spain	DCC Spain Holdco S.A.	100.00	31,411	(903)
Demag Cranes & Components (Pty.) Ltd., Johannesburg	South Africa	DCC GmbH	100.00	13,821	2,530
Demag Cranes & Components spol. s.r.o., Slaný	Czech Republic	DCC GmbH	100.00	4,068	603
Demag Cranes & Components Corp., Cleveland	US	DCC GmbH	100.00	20,493	32
Crane America Services Corp., Dayton	US	DCC Corp.	100.00	9,323	1,384
Demag Cranes & Components (Middle East) FZE, Dubai	UAE	MDC (Middle East) EC	100.00	315	107
Non-consolidated affiliated enterprises					
Demag Cranes & Components S.A., Buenos Aires	Argentina	DCC GmbH	80.00[4]	(618)	(198)
Associated companies – foreign					
MHE-Demag (S) Pte. Ltd., Singapore	Singapore	DCC GmbH	50.00[5]	21,433	456

1) 74% DCC GmbH/26% DCC Guarantee Ltd.
2) Values as at 31 March 2005.
3) 10% DCC GmbH/90% DCC S.p.A., preliminary data.
4) Values as at 30 September 2004.
5) Values as at 31 December 2004.

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2005, which were prepared in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2004 to 30 September 2005. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 5 December 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Crampton
Wirtschaftsprüfer
(German Public Auditor)

Signed: Schmelzer
Wirtschaftsprüfer
(German Public Auditor)

DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS IN ACCORDANCE WITH
GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)
AS OF AND FOR THE YEAR ENDED 30 SEPTEMBER 2004

DCC HOLDCO 3 (DREI) GmbH, WETTER
BALANCE SHEET AS AT 30 SEPTEMBER 2004

Assets

	30 September 2004	Prior year
	(EUR)	
A. Fixed assets		
Financial assets		
Shares in affiliated enterprises	108,226,000.00	108.226.000.00
B. Current assets		
Bank balances	451.19	229.01
	108,226,451.19	**108,226,229.01**

Equity and Liabilities

	30 September 2004	Prior year
	(EUR)	
A. Equity		
I. Subscribed capital	1,450,350.00	1,331,350.00
II. Capital reserves	118,751,177.75	39,438,650.00
III. Accumulated losses brought forward	(20,914,706.86)	(2,233,095.17)
IV. Net loss for the year	(24,669,583.35)	(18,681,611.69)
	74,617,237.54	19,855,293.14
B. Accruals		
Other accruals	167,000.00	10,000.00
C. Liabilities		
1. Trade payables	0.00	26,596.96
2. Payables to shareholders	0.00	71,639,027.78
3. Payables to affiliated enterprises	33,442,208.81	14,265,056.13
4. Other liabilities	4.84	2,430,255.00
	33,442,213.65	88,360,935.87
	108,226,451.19	**108,226,229.01**

DCC HOLDCO 3 (DREI) GmbH, WETTER

INCOME STATEMENT FOR THE PERIOD FROM 1 OCTOBER 2003 TO 30 SEPTEMBER 2004

	2003/2004	Prior year
	(EUR)	
1. General & administration expenses	(767,017.61)	(48,599.33)
2. Income from participations	0.00	900,000.00
3. Amortization of financial assets	0.00	(900,000.00)
4. Expenses from loss transfer	(18,013,866.24)	(12,119,987.52)
5. Interest and similar expenses	(5,888,699.50)	(6,513,024.84)
6. Results from ordinary activities (= net loss for the year)	**(24,669,583.35)**	**(18,681,611.69)**

DCC HOLDCO 3 (DREI) GmbH, WETTER

NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR 2003/2004

Accounting and Valuation Rules

Income Statement

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB), § 276 German Commercial Code (HGB) and § 288 German Commercial Code (HGB).

Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost or at the lower fair value.

Current Assets

Appropriate allowances have been made on current assets in order to cover all risks identifiable as at balance sheet date.

Equity

The equity has been recognized at nominal value.

Provisions and Accruals

The other provisions and accruals cover all risks identifiable as at the balance sheet date.

Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

Notes to the Income Statement

1. Result from Participations

The result from participations relates to expenses from loss transfer from affiliated enterprises in the amount of EUR 18,014 thousand.

2. Interest and Similar Expenses

The interest and similar expenses relate exclusively to affiliated enterprises.

Notes to the Balance Sheet

1. Equity

The Company's share capital was increased to EUR 1,450 thousand, by issuing a new share with a nominal value of EUR 119 thousand. The new original capital contribution was made by DCC Management Beteiligungsgesellschaft mbH & Co KG against cash payment with a premium.

Within the scope of the Manager Equity Plan (MEP), Management Beteiligungsgesellschaft mbH & Co KG made a contribution to the Company's equity of EUR 2,067 thousand. This residual debt of the MEP loan in the amount of EUR 363 thousand was allocated to the capital reserves.

As at 30 June 2004, DCC Luxembourg 2 S.àr.l. waived, in its capacity as the majority shareholder, its claims against the Company under the Vanilla Loan Agreement. The principal including interest in the amount of EUR 77,002 thousand was allocated to the Company's equity as an other additional cash payment of the shareholder within the meaning of § 272 (2) No. 4 German Commercial Code (HGB).

Management proposes to carry forward the net loss for the year in the amount of EUR 24,670 thousand.

2. Provisions and Accruals

The accruals relate to accrued expenses for preparation and audit of the annual financial statements.

3. Liabilities

Liabilities with a residual term of up to one year amount to EUR 33,442 thousand.

Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 413,010 thousand, GBP 25,120 thousand and USD 77,471 thousand.

OTHER DISCLOSURES

SHAREHOLDINGS (AS AT 30 SEPTEMBER 2004)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is deposited at the Commercial Register of the Hagen local court.

Notes to Parent Company in Accordance with § 291 (2) German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l., Luxembourg, prepared under Luxembourgian accounting rules and is, hence, exempted from preparing consolidated financial statements under § 291 (2) German Commercial Code (HGB).

Major Differences between German and Luxembourgian Accounting

General

Luxembourgian accounting complies with the regulations of the Fourth and Seventh EU Directive, under which the accounting enterprise is granted options with respect to the presentation of given items in the annual financial statements. These options are as a general rule exercised by the parent company Demag Holding S.à r.l. in accordance with IFRS accounting principles.

Goodwill

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under Luxembourgian accounting rules, amortization, though also admissible, needs to be justified in the notes to the financial statements if the amortization period is more than five years.

Property, Plant and Equipment

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under Luxembourgian rules, write-downs are only admissible if the impairment is of a permanent nature.

Inventories

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under Luxembourgian accounting rules. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under Luxembourgian law, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market. Luxembourgian accounting includes various options which should be exercised within the meaning of IFRS in the consolidated financial statements, with the net realizable value being regularly determined on the basis of the sales market. The procurement market is neglected.

Components of Accounting

The Luxembourgian components of reporting as at the year end correspond regularly to the components under the German Commercial Code (HGB), with the German Commercial Code (HGB) providing for more detailed disclosures in the notes to the financial statements. Extending the size-dependent required components (balance sheet, profit and loss account, notes to the financial statements and additional complementary management report), a statement of changes in

equity is normally presented in Luxemburg. Therefore, the consolidated financial statements are extended to this component.

Management

Mr. Harald J. Joos, Herdecke (from 1 December 2003);
Dr. Horst J. Heiber, Wetter;
Mr. Klaus K. Moll, Ludwigshafen (until 30 November 2003).

Supervisory Board

Dr. Horst Heidsieck, Büdingen,
Chairman (from 24 June 2004);

Mr. Josef Berger, Düsseldorf,
Vice Chairman;

Mr. Gerd-Uwe Boguslawski, Northeim;

Mr. Volkmar Flöß, Hagen,
(until 31 May 2004);

Mr. Reinhard Gorenflos, London,
Chairman (until 24 June 2004);

Mr. Alfred Hack*, Herdecke;

Mr. Johannes P. Huth, London;

Mr. Eberhard Kuhn, Homburg,
(from 1 April 2004);

Mr. Reinhard Möller, Uslar;

Prof. Heinrich Pack, Hagen;

Mr. Werner Paschke, Luxembourg;

Mr. Hubert Rosenthal, Herdecke,
(from 8 June 2004);

Dr. rer. nat. Dietmar Straub, Aschaffenburg,
(until 13 February 2004);

Mr. Ralph Triebel, Northeim
(from 9 October 2003).

Advisory Board

Dr. Horst Heidsieck, Büdingen;
Mr. Werner Paschke, Luxembourg.

Wetter, 29 November 2004
DCC HoldCo 3 (drei) GmbH

(Joos) (Dr. Heiber)

LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH AS AT 30 SEPTEMBER 2004

Name and registered office of company	Country	Shareholder	Capital share	Equity	Net income/ loss for the year 1 October 2003 to 30 September 2004
			(in %)		(in EUR'000)
Consolidated companies – domestic					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH	100.00	108,039	0
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100.00	203,247	0
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100.00	308,667	0
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100.00	556	822
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100.00	27	0
DCC Verwaltungs 2 (zwei) GmbH, Wetter		DCC GmbH	100.00	591	11
Consolidated companies – foreign					
Demag Cranes & Components Pty. Ltd., Smithfield	Australia	DCC GmbH	100.00	5,270	814
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	51.00	(1,322)	(2)
Demag Cranes & Components Ltda., Cotia	Brazil	DCC GmbH	99.9999	5,598	1,455
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	99.27	2,585	258
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100.00	(88)	(682)
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100.00	1,064	469
Demag Cranes & Components A/S, Copenhagen	Denmark	DCC GmbH	100.00	3,479	(524)
DCC France Holdco SA, Chalons en Champagne	France	DCC Holdco 5 (fünf) GmbH	100.00	10,279	(748)
Demag Cranes & Components SA, Chalons en Champagne	France	DCC France Holdco SA	100.00	9,380	(1,972)
Demag Cranes & Components Ltd., Banbury	Great Britain	DCC Holdings Ltd.	100.00[1]	13,951	954
Demag Cranes & Components Guarantee Ltd., Banbury	Great Britain	DCC GmbH	100.00[1]	49	51
Demag Cranes & Components Holdings Ltd., Banbury	Great Britain	DCC GmbH/DCC Guarantee Ltd.	100.00[1][2]	4	5,078
Demag Cranes & Components (India) Pte. Ltd., Pune	India	DCC GmbH	100.00[3]	840	323

LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH AS AT 30 SEPTEMBER 2004 (Continued)

Name and registered office of company	Country	Shareholder	Capital share	Equity	Net income/ loss for the year 1 October 2003 to 30 September 2004
			(in %)		(in EUR'000)
Donati Sollevamenti S.r.l., Varese	Italy	DCC GmbH/DCC S.p.A.	100.00[4]	5,284	168
Demag Cranes & Components S.p.A., Agrate Brianza	Italy	DCC GmbH	100.00	12,226	(2,648)
Demag Cranes & Components GmbH, Salzburg	Austria	DCC GmbH	100.00	6,829	816
Demag Cranes & Components Sp. Z.o.o., Warsaw	Poland	DCC GmbH	100.00	784	(276)
Demag Cranes & Components Ltda., Lisbon	Portugal	DCC GmbH	100.00	175	81
Demag Cranes & Components AG, Dietlikon	Switzerland	DCC GmbH	100.00	11,044	1,439
Demag Cranes & Components Spain Holdco S.A., Madrid	Spain	DCC GmbH	100.00	5,450	(1,019)
Demag Cranes & Components S.A., Madrid	Spain	DCC Spain Holdco S.A.	100.00	31,314	9,283
Demag Cranes & Components (Pty.) Ltd., Johannesburg	South Africa	DCC GmbH	100.00	10,740	1,992
Demag Cranes & Components spol. s.r.o., Slaný	Czech Republic	DCC GmbH	100.00	1,658	187
Demag Cranes & Components Corp., Cleveland	US	DCC GmbH	100.00	15,019	302
Crane America Services Corp., Dayton	US	DCC Corp.	100.00	8,553	915
Demag Cranes & Components (Middle East) FZE, Dubai	UAE	MDC (Middle East) EC	100.00	(1,772)	(689)
Non-consolidated affiliated enterprises					
Demag Cranes & Components S.A., Buenos Aires	Argentina	DCC GmbH	80.00[4]	(385)	(129)
Associated companies – foreign					
MHE-Demag (S) Pte. Ltd., Singapore	Singapore	DCC GmbH	50.00[5]	21,332	322

(1) Values as at 31 Sept 2003.

(2) 74% DCC GmbH/26% DCC Guarantee Ltd.

(3) Values as at 31 Mar. 2004

(4) 10% DCC GmbH/90% DCC S.p.A.

(5) Values as at 31 Dec. 2003

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2004, which were prepared in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2003 to 30 September 2004. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 2 December 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: von der Ohe Wirtschaftsprüferin (German Public Auditor)	Signed: Basler Wirtschaftsprüfer (German Public Auditor)

DCC HOLDCO 3 (DREI) GmbH, WETTER

ANNUAL FINANCIAL STATEMENTS IN ACCORDANCE WITH
GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)
AS OF AND FOR THE YEAR ENDED 30 SEPTEMBER 2003

DCC HOLDCO 3 (DREI) GmbH, WETTER

BALANCE SHEET AS AT 30 SEPTEMBER 2003

Assets

	30 September 2003	Prior year
	(EUR)	
A. Fixed assets		
Financial assets		
Shares in affiliated enterprises	108,226,000.00	109,126,000.00
B. Current assets		
Bank balances	229.01	728.14
	108,226,229.01	**109,126,728.14**

Equity and Liabilities

	30 September 2003	Prior year
	(EUR)	
A. Equity		
I. Subscribed capital	1,331,350.00	25,000.00
II. Capital reserves	39,438,650.00	40,745,000.00
III. Net loss for the year	(18,681,611.69)	(2,233,095.17)
IV. Accumulated losses brought forward	(2,233,095.17)	0.00
	19,855,293.14	38,536,904.83
B. Accruals		
Other accruals	10,000.00	0.00
C. Liabilities		
1. Trade payables	26,596.96	434.42
2. Payables to shareholders	71,639,027.78	65,126,388.89
3. Payables to affiliated enterprises	14,265,056.13	2,133,000.00
4. Other liabilities	2,430,255.00	3,330,000.00
	88,360,935.87	70,589,823.31
	108,226,229.01	**109,126,728.14**

DCC HOLDCO 3 (DREI) GmbH, WETTER

INCOME STATEMENT FOR THE PERIOD FROM 1 OCTOBER 2002 TO 30 SEPTEMBER 2003

	2002/2003	8 August to 30 September 2002
	(EUR)	
1. General administration expenses	(48,599.33)	(2,106.706.28)
2. Income from participations	900,000.00	0.00
3. Amortization of financial assets	(900,000.00)	0.00
4. Expense from loss transfer	(12,119,987.52)	0.00
5. Interest and similar expenses	(6,513,024.84)	(126,388.89)
6. Results from ordinary activities (= net loss for the year)	**(18,681,611.69)**	**(2,233,095.17)**

DCC HOLDCO 3 (DREI) GmbH, WETTER

NOTES TO THE FINANCIAL STATEMENTS FOR THE BUSINESS YEAR

FROM 1 OCTOBER 2002 TO 30 SEPTEMBER 2003

Accounting and Valuation Rules

Income Statement

The cost of sales format has been applied to the profit and loss account.

The Company took advantage of the reduced disclosure requirements under § 274a German Commercial Code (HGB) and § 276 German Commercial Code (HGB).

Fixed Assets

Shares in affiliated enterprises have been recognized at acquisition cost.

Current Assets

Liquid funds are recognized at nominal value.

Provisions and Accruals

The provisions and accruals cover all risks identifiable as at the balance sheet date.

Liabilities

The liabilities have as a general rule been recognized at the amounts at which they will be repaid.

Notes to the Income Statement

1. Result from Participations

The result from participations includes income from participations and amortization of financial assets in the amount of EUR 900 thousand and expense from loss transfer assumed in the amount of EUR 12,120 thousand. It relates exclusively to affiliated enterprises.

2. Interest and Similar Expenses

The interest and similar expenses are almost exclusively payable to the sole shareholder.

Personnel Expenses

The Company employs no staff.

Notes to the Balance Sheet

1. Equity

An amount of EUR 1,306 thousand was withdrawn from the capital reserves, which amounted to EUR 40,745 thousand, and allocated to the subscribed capital.

Management proposes to carry forward the net loss for the year in the amount of EUR 18,682 thousand.

2. Provisions and Accruals

The accruals relate to expenses for the audit of the annual financial statements.

3. Liabilities

The liabilities with residual terms of up to one year and of more than five years amount to EUR 16,722 thousand and EUR 71,639 thousand, respectively.

Contingent Liabilities

For securing the bank loans raised for the purpose of financing DEMAG Group, the Company has furnished the following collaterals:

- Pledging of the shares in DCC HoldCo 4 (vier) GmbH, Wetter;
- Pledging of receivables related to intercompany loans;
- Pledging of all bank balances.

The Company is the guarantor of the bank loans raised for financing DEMAG Group. It assumes joint and several liability in the amount of EUR 208,900 thousand, GBP 47,540 thousand and USD 500,691 thousand.

In addition, the Company is jointly and severally liable for drawings on overdraft facilities within DEMAG Group in the amount of EUR 128,990 thousand.

OTHER DISCLOSURES

SHAREHOLDINGS (AS AT 30 SEPTEMBER 2003)

The list of shareholdings of DCC HoldCo 3 (drei) GmbH is presented in the Exhibit to the Notes.

Notes to Parent Company in Accordance with § 291 (2) No. 3 German Commercial Code (HGB) and § 285 No. 14 German Commercial Code (HGB)

The Company is included in the consolidated financial statements of Demag Holding S.à r.l., Luxembourg, prepared under Luxembourgian accounting rules and is, hence, exempted from preparing consolidated financial statements under § 291 (2) No. 3 German Commercial Code (HGB).

Major Differences between German and Luxembourgian Accounting

General

Luxembourgian accounting complies with the regulations of the Fourth and Seventh EU Directive, under which the accounting enterprise is granted options with respect to the presentation of given items in the annual financial statements. These options are as a general rule exercised by the parent company Demag Holding S.à r.l. in accordance with IFRS accounting principles.

Goodwill

Under the German Commercial Code (HGB), the debit difference arising on capital consolidation (goodwill) is required to be amortized at least by one fourth in each following business year or to be amortized over the estimated useful life or else to be fully netted immediately with reserves. Under Luxembourgian accounting rules, amortization, though also admissible, needs to be justified in the notes to the financial statements if the amortization period is more than five years.

Property, Plant and Equipment

Under the German Commercial Code (HGB), property, plant and equipment can be optionally written down for anticipated temporary impairment whereas under Luxembourgian rules, write-downs are only admissible if the impairment is of a permanent nature.

Inventories

Inventories are required to be valued at production cost under the German Commercial Code (HGB) and under Luxembourgian accounting rules. As to the scope of production cost, there is, both under the German Commercial Code (HGB) and under Luxembourgian law, an option to capitalize production-related and non-production-related overheads. The parent company exercises these options in compliance with IFRS.

Under IFRS, production cost is defined as production-related full cost, which is required to include, besides direct material and direct labor as well as special direct cost of production, indirect material and production overhead. In addition, administration expenses have to be taken into account if these are obviously related to the production of the products to be measured.

Under German accounting rules, write downs to the lower fair value are determined depending on the nature of the inventories on the basis of the sales and/or procurement market. Luxembourgian accounting includes various options which should be exercised within the meaning of IFRS in the consolidated financial statements, with the net realizable value being regularly determined on the basis of the sales market. The procurement market is neglected.

Components of Accounting

The Luxembourgian components of reporting as at the year end correspond regularly to the components under the German Commercial Code (HGB), with the German Commercial Code (HGB) providing for more detailed disclosures in the notes to the financial statements. Extending the size-dependent required components (balance sheet, profit and loss account, notes to the

financial statements and additional complementary management report), a statement of changes in equity is normally presented in Luxemburg. Therefore, the consolidated financial statements are extended to this component.

Management

Mr. Reinhard Gorenflos, London (until 1 October 2002);
Mr. Johannes Huth, London (until 1 October 2002);
Mr. Klaus K. Moll, Ludwigshafen (from 7 January to 30 November 2003);
Dr. Helmut Leonhard Franzen, Wetter (from 2 October 2002 to 7 January 2003);
Dr. Horst J. Heiber, Bocholt (from 1 May 2003);
Mr. Harald Joos, Stuttgart (from 1 December 2003);
Prof. Heinrich Josef Pack, Hagen (from 2 October 2002 to 30 June 2003);
Mr. Christian Ludwig Peters, Bochum (from 2 October 2002 to 30 September 2003).

Supervisory Board

Mr. Reinhard Gorenflos, London (from 4 November 2002, Chairman since 7 January 2003);
Mr. Josef Berger, Düsseldorf (from 11 November 2002,
Vice Chairman since 7 January 2003);
Mr. Gerd-Uwe Boguslawski, Northeim (from 11 November 2002);
Mr. Volkmar Flöß, Hagen (from 11 November 2002);
Mr. Edward Gilhuly, London (from 4 November 2002 to 1 July 2003);
Mr. Oliver Haarmann, London (from 4 November 2002 to 1 July 2003);
Mr. Alfred Hack, Herdecke (from 11 November 2002);
Dr. Horst Heidsieck, Büdingen (from 1 February 2003);
Mr. Johannes Huth, London (from 4 November 2002);
Mr. Reinhard Möller, Uslar (from 11 November 2002);
Prof. Heinrich Josef Pack, Hagen (from 1 July 2003);
Mr. Werner Paschke, Luxembourg (from 1 July 2003);
Mr. Neil A. Richardson, London (from 4 November 2002 to 31 January 2003);
Ms. Silke Scheiber, London (from 4 November 2002 to 6 March 2003);
Mr. Andreas Schwarz (from 11 November 2002 to 30 September 2003);
Dr. Dietmar Straub, Aschaffenburg (from 6 March 2003).

Advisory Board

Dr. Horst Heidsieck, Büdingen (from 1 February 2003);
Mr. Werner Paschke, Luxemburg (from 27 June 2003).

Wetter, 3 December 2003

DCC HoldCo 3 (drei) GmbH

The General Management

LIST OF SHAREHOLDINGS OF DCC HOLDCO 3 (DREI) GmbH
AS AT 30 SEPTEMBER 2003

Name and registered office of company	Country	Shareholder	Capital share	Equity	Net income/loss for the year 1 October 2002 to 30 September 2003
			(in %)	(in EUR'000)	
Consolidated companies – domestic					
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 GmbH	100.00	108,039	—
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 GmbH	100.00	203,247	—
DCC Verwaltungs GmbH, Wetter		DCC GmbH	100.00	26	1
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 GmbH	100.00	199,994	—
Kranservice Rheinberg GmbH, Rheinberg		DCC GmbH	100.00	556	115
Zasche ergo GmbH, Wetter		DCC GmbH	100.00	580	16
Consolidated companies – foreign					
Demag Cranes & Components Pty. Ltd., Smithfield	Australia	DCC GmbH	100.00	6,608	505
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	DCC GmbH	51.00	(1,228)	(611)
Demag Cranes & Components Ltda., Cotia	Brazil	DCC GmbH	99.9999	11,693	1,177
Demag Cranes & Components (Qinhuangdao) Co. Ltd., Qinhuangdao	China	DCC GmbH	99.27	3,142	12
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	DCC GmbH	100.00	(698)	(452)
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	DCC GmbH	100.00	(1,247)	420
Demag Cranes & Components A/S, Copenhagen	Denmark	DCC GmbH	100.00	3,968	42
DCC France Holdco SA, Chalons en Champagne	France	DCC GmbH	100.00	11,028	933
Demag Cranes & Components SA, Chalon en Champagne	France	DCC France Holdco SA	100.00	11,352	(48)
Demag Cranes & Components Ltd., Banbury	Great Britain	DCC Holdings Ltd.	100.00	15,485	1,375
Demag Cranes & Components Guarantee Ltd., Banbury	Great Britain	DCC GmbH	100.00	51	51
Demag Cranes & Components Holdings Ltd., Banbury	Great Britain	DCC GmbH/DCC Guarantee Ltd.	100.00[(1)]	4	5,078
Demag Cranes & Components (India) Pte. Ltd., Pune	India	DCC GmbH	99.9997	721	150
Donati Sollevamenti S.r.l., Varese	Italy	DCC GmbH/DCC S.p.A.	100.00[(2)]	5,462	627
Demag Cranes & Components S.p.A., Agrate Brianza	Italy	DCC GmbH	100.00	14,874	3,038
Demag Cranes & Components GmbH, Salzburg	Austria	DCC GmbH	100.00	6,013	1,015
Demag Cranes & Components Sp. Z.o.o., Warsaw	Poland	DCC GmbH	100.00	927	(285)
Demag Cranes & Components Ltda., Lisbon	Portugal	DCC GmbH	75.00	261	(597)
Demag Cranes & Components AG, Dietlikon	Switzerland	DCC GmbH	100.00	10,042	1,191
Demag Cranes & Components Spain Holdco S.A., Madrid	Spain	DCC GmbH	100.00	6,469	(1,570)
Demag Cranes & Components S.A., Madrid	Spain	DCC Spain Holdco S.A.	100.00	23,030	(885)
Demag Cranes & Components (Pty.) Ltd., Johannesburg	South Africa	DCC GmbH	100.00	14,698	1,488
Demag Cranes & Components spol. s.r.o., Slaný	Czech Republic	DCC GmbH	100.00	1,309	103
Demag Cranes & Components Corp., Cleveland	US	DCC GmbH	100.00	14,465	(1,681)
Crane America Services Corp., Dayton	US	DCC Corp.	100.00	7,895	147
Demag Cranes & Components (Middle East) FZE, Dubai	UAE	MDC (Middle East) EC	100.00	594	—
Associated companies – foreign					
MHE-Demag (S) Pte. Ltd., Singapore	Singapore	DCC GmbH	50.00[(3)]	11,717	431

(1) 74% DCC GmbH/26% DCC Guarantee Ltd.

(2) 10% DCC GmbH/90% DCC S.p.A.

(3) Values as at 31 Dec. 2002

The following independent auditors' report (*Bestätigungsvermerk*) was issued in the German language in accordance with § 322 HGB (German Commercial Code) on the HGB Annual Financial Statements as of and for the year ended September 30, 2003, which were prepared in the German language.

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system, of DCC HoldCo 3 (drei) GmbH, Wetter, for the business year from 1 October 2002 to 30 September 2003. The maintenance of the books and records and the preparation of the annual financial statements in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements by appropriate application of § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") in compliance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of DCC HoldCo 3 (drei) GmbH, Wetter, in accordance with German principles of proper accounting.

Düsseldorf, 10 December 2003

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Strottmann Wirtschaftsprüfer (German Public Auditor)	Signed: von der Ohe Wirtschaftsprüferin (German Public Auditor)

DCC HOLDCO 3 (DREI) GmbH, WETTER

ADDITIONAL FINANCIAL INFORMATION IN ACCORDANCE WITH GERMAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (HGB)

DCC HOLDCO 3 (DREI) GmbH, WETTER

STATEMENT OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2003

Reconciliation of equity	Subscribed capital	Capital reserves	Loss carryforward	Net loss for the year	Total
			EUR		
Balance as at 1 October 2002	**25,000.00**	**40,745,000.00**	**0.00**	**2,233,095.17**	**38,536,904.83**
Capital increase	1,306,350.00	(1,306,350.00)			0.00
Accumulated losses brought forward for the year 2001/2002			2,233,095.17	(2,233,095.17)	0.00
Net loss for the year 2002/2003				18,681,611.69	18,681,611.69
Balance as at 30 September 2003	**1,331,350.00**	**39,438,650.00**	**2,233,095.17**	**18,681,611.69**	**19,855,293.14**

DCC HOLDCO 3 (DREI) GmbH, WETTER

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2003

	2002/2003
	(TEUR)
Net loss for the year	(18,682)
Amortization of/depreciation on fixed assets	900
Other non-cash expenses*	18,632
Cash earnings according to DVFA/SG	**850**
Increase in short and medium-term provisions and accruals	10
Decrease (-) in trade payables and other liabilities that are not attributable to investing or financing activities	(861)
Cash flow from operating activities	**(1)**
Cash flow from investing activities	**0**
Cash flow from financing activities	**0**
Change in cash and cash equivalents	**(1)**
Opening balance of cash and cash equivalents	1
Closing balance of cash and cash equivalents	**0**

* **Other non-cash expenses are:**

– Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH	12,120
– Interest paid on shareholder loans	6,512
	18,632

The following attestation report (*Bescheinigung*) was issued in the German language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2003, which were prepared in the German language.

ATTESTATION REPORT

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2002/2003, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2002/2003 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2002/2003 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2002/2003 have been properly derived from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2002/2003 have been properly derived from the annual financial statements for the business year 2002/2003 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 12 April 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Crampton Wirtschaftsprüfer (German Public Auditor)	Signed: von der Ohe Wirtschaftsprüferin (German Public Auditor)

Statement of Shareholders' Equity for the year ended September 30, 2004

DCC HoldCo 3 (drei) GmbH, Wetter

Reconciliation of equity	Subscribed capital	Capital reserves	Loss carryforward	Net loss for the year	Total
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)
Balance as at 1 Oct. 2003	**1,331,350.00**	**39,438,650.00**	**2,233,095.17**	**18,681,611.69**	**19,855,293.14**
Capital increase	119,000.00	79,312,527.75			79,431,527.75*
Accumulated losses brought forward for the year 2002/2003			18,681,611.69	(18,681,611.69)	0.00
Net loss for the year 2003/2004				24,669,583.35	24,669,583.35
Balance as at 30 Sept. 2004	**1,450,350.00**	**118,751,177.75**	**20,914,706.86**	**24,669,583.35**	**74,617,237.54**

* **as at 30 Sept. 2004:** – Reclassification capital reserves to subscribed capital	119,000.00
– Effect of reclassification to subscribed capital on capital reserves	(119,000.00)
– Allocated to capital reserves (MEP) – including conversion MEP loans	2,430,000.00
– Conversion vanilla loan including accrued interest into capital reserves	77,001,527.75
Total	**79,431,527.75**

Statement of Cash Flows for the year ended September 30, 2004

DCC HoldCo 3 (drei) GmbH, Wetter

	2003/2004
	(EUR'000)
Net loss for the year	(24,670)
Amortization of/depreciation on fixed assets	0
Other non-cash expenses *	23,903
Cash earnings according to DVFA/SG	**(767)**
Increase in short and medium-term provisions and accruals	157
Increase in trade payables and other liabilities that are not attributable to investing or financing activities	610
Cash flow from operating activities	**0**
Cash flow from investing activities	**0**
Cash receipts from capital contributions	2,067
Cash repayments of finance loans	(2,067)
Cash flow from financing activities	**0**
Change in cash and cash equivalents	**0**
Opening balance of cash and cash equivalents	0
Closing balance of cash and cash equivalents	**0**

* **Other non-cash expenses are:**

– Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH	18,014
– Interest paid on shareholder loans	5,889
	23,903

The following attestation report (*Bescheinigung*) was issued in the German Language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2004, which were prepared in the German language.

ATTESTATION REPORT

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2003/2004, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2003/2004 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2003/2004 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2003/2004 have been properly derived from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2003/2004 have been properly derived from the annual financial statements for the business year 2003/2004 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 12 April 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Signed: Crampton Wirtschaftsprüfer (German Public Auditor)	Signed: von der Ohe Wirtschaftsprüferin (German Public Auditor)

STATEMENT OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2005

DCC HOLDCO 3 (DREI) GmbH, WETTER

Reconciliation of equity	Subscribed capital	Capital reserves	Loss carryforward	Net loss for the year	Total
	(EUR)	(EUR)	(EUR)	(EUR)	(EUR)
Balance as at 1 Oct. 2004	**1,450,350.00**	**118,751,177.75**	**20,914,706.86**	**24,669,583.35**	**74,617,237.54**
Capital increase		100,175,613.44			100,175,613.44*
Accumulated losses brought forward for the year 2003/2004			24,669,583.35	(24,669,583.35)	0.00
Net loss for the year 2004/2005				58,001,584.39	58,001,584.39
Balance as at 30 Sept. 2005	**1,450,350.00**	**218,926,791.19**	**45,584,290.21**	**58,001,584.39**	**116,791,266.59**

* **as at 30 Sept. 2005:**	– Allocated to capital reserves (MEP)	175,613.44
	– Indirectly allocated to capital reserves by majority shareholder	100,000,000.00
	Total	**100,175,613.44**

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2005

DCC HOLDCO 3 (DREI) GmbH, WETTER

	2004/2005
	(EUR'000)
Net loss for the year	(58,002)
Amortization of/depreciation on fixed assets	0
Other non-cash expenses *	59,795
Cash earnings according to DVFA/SG	**1,793**
Increase in short and medium-term provisions and accruals	15
Increase in trade payables and other liabilities that are not attributable to investing or financing activities	(1,983)
Cash flow from operating activities	**(175)**
Cash flow from investing activities	**0**
Cash receipts from capital contributions	100,176
Cash repayments (-) of finance loans	(100,000)
Cash flow from financing activities	**176**
Change in cash and cash equivalents	**1**
Opening balance of cash and cash equivalents	0
Closing balance of cash and cash equivalents	**1**

* **Other non-cash expenses are:**

– Expenses from loss transfer under profit and loss transfer agreement with DCC HoldCo 4 (vier) GmbH	59,795
– Interest paid on shareholder loans	0
	59,795

The following attestation report (*Bescheinigung*) was issued in the German Language in accordance with *IDW Auditing Practice Statement (IDW AuPS) 9.960.2: Audit of additional financial statements' components* on the HGB Statement of Shareholders' Equity and the Statement of Cash Flow for the year ended September 30, 2005, which were prepared in the German language.

ATTESTATION REPORT

To DCC HoldCo 3 (drei) GmbH, Wetter

We have audited the statement of changes in equity and the statement of cash flows for the business year 2004/2005, excluding respective prior year's comparative figures, derived by DCC HoldCo 3 (drei) GmbH, Wetter, from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records. The statement of changes in equity and the statement of cash flows complement the annual financial statements for the business year 2004/2005 of DCC HoldCo 3 (drei) GmbH, Wetter, prepared in accordance with German commercial law.

The preparation of the statement of changes in equity and of the statement of cash flows for the business year 2004/2005 in accordance with German commercial law is the responsibility of the Company's management.

Our responsibility is, based on our audit, to express an opinion as to whether the statement of changes in equity and the statement of cash flows for the business year 2004/2005 have been properly derived from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records in accordance with German commercial law. The scope of our assignment audit did not cover the audit of the underlying annual financial statements and of the underlying bookkeeping records.

We planned and performed our audit in accordance with the IDW audit instruction: Audit of Additional Elements of Financial Statements (IDW PH 9.960.2) such that misstatements materially affecting the derivation of the statement of changes in equity and the statement of cash flows from the annual financial statements and the underlying bookkeeping records are detected with reasonable assurance.

In our opinion, which is based on the results of our audit, the statement of changes in equity and the statement of cash flows for the business year 2004/2005 have been properly derived from the annual financial statements for the business year 2004/2005 and the underlying bookkeeping records in accordance with German commercial law.

Düsseldorf, 18 May 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Crampton Wirtschaftsprüfer (German Public Auditor)	Schmelzer Wirtschaftsprüfer (German Public Auditor)

N

Amtsgericht Hagen

Abt. Handelsregister

Heinitzstrasse 42

58097 Hagen

Abteilung 3100
Name Schwarz
Telefon 02335-92-2476
Telefax 02335-92-2568
Volker2.Schwarz@demagcranes.com

Wetter 16.06.2004

HRB 5548

Sehr geehrte Damen und Herren,

in der vorgenannten Registersache reichen wir für unsere Muttergesellschaft DCC HoldCo 3 (drei) GmbH gemäss §§ 325 ff. HGB als kleine Kapitalgesellschaft anliegende Unterlagen über das Geschäftsjahr vom 01.10.2002 bis 30.09.2003 ein:

- Jahresabschluss für das Geschäftsjahr vom 01.10.2002 bis 30.09.2003 inklusive
    - Bilanz
    - Gewinn- und Verlustrechnung
    - Anhang
    - Bestätigungsvermerk
- Gesellschafterliste gemäss § 40 GmbHG
- Datum der Feststellung des Jahresabschlusses

Mit freundlichen Grüssen

Demag Cranes & Components GmbH

(Kopp) i.V. (Mensing)

Anlagen

Bundesanzeiger
Verlagsgesellschaft mbH
Postfach 10 05 34

50445 Köln

Abteilung 3100
Name Schwarz
Telefon 02335-92-2476
Telefax 02335-92-2568
Volker2.Schwarz@demagcranes.com

Wetter 17.06.2004

Pflichtveröffentlichung der DCC HoldCo 3 (drei) GmbH, Wetter

Sehr geehrte Damen und Herren,

folgende Bekanntmachung bitten wir für unsere Muttergesellschaft- ohne werbliche Herausstellung der Firma - in einer der nächsten Ausgaben des Bundesanzeigers zu veröffentlichen:

DCC HoldCo 3 (drei) GmbH
Ruhrstraße 28, 58300 Wetter (Ruhr)

Jahresabschluss des Geschäftsjahres vom 01.10.2002 bis 30.09.2003

Die Gesellschaft hat

den Jahresabschluss für das Geschäftsjahr
vom 01.10.2002 bis 30.09.2003 inklusive
- der Bilanz und der Gewinn- und Verlustrechnung
- des Anhangs
- des Bestätigungsvermerks des Abschlussprüfers

beim Registergericht des Amtsgerichts Hagen unter der
Nummer HRB 5548 eingereicht.

Wetter, 17. Juni 2004
Die Geschäftsführung

Wir weisen daraufhin, daß es sich bei der DCC HoldCo 3 (drei) GmbH, Wetter, um eine kleine Kapitalgesellschaft handelt.

Mit freundlichen Grüssen

Demag Cranes & Components GmbH

(Kopp) i.V. Mensing (Mensing)

Hinterlegungsbekanntmachung der Gesellschaft

DCC HoldCo 3 (drei) GmbH, Wetter (Ruhr)

Bundesanzeiger Nr. 130 von Donnerstag, 15. Juli 2003 – Hinterlegungskennziffer: 42 955

DCC HoldCo 3 (drei) GmbH [42 955]
Ruhrstraße 28, 58300 **Wetter (Ruhr)**

Jahresabschluss zum 30. September 2003

Die Gesellschaft hat
- die Bilanz
- die Gewinn- und Verlustrechnung
- den Anhang
- den Bestätigungsvermerk

beim Handelsregister des **Amtsgerichts Hagen** unter der Nummer **HRB 5548** eingereicht.

Wetter (Ruhr), den 17. Juni 2004

Die Geschäftsführung

Hinterlegungsbekanntmachung der Gesellschaft

DCC HoldCo 3 (drei) GmbH, Wetter (Ruhr)

Bundesanzeiger Nr. 99 von Sonnabend, 27. Mai 2006 - Hinterlegungskennziffer: 29 926

(Seite 12 810)

DCC HoldCo 3 (drei) GmbH [29 926]
Ruhrstraße 28, **58300 Wetter/Ruhr**

Jahresabschluss zum 30. September 2005

Die Gesellschaft hat

- die Bilanz
- die Gewinn- und Verlustrechnung
- den Anhang
- den Bestätigungsvermerk

beim Handelsregister des **Amtsgerichts Hagen** unter der Nummer **HRB 5548** eingereicht.

Wetter/Ruhr, den 21. April 2006

Die Geschäftsführung

Amtsgericht Hagen

Abt. Handelsregister

Heinitzstrasse 42

58097 Hagen

Abteilung 3100
Name Schwarz
Telefon 02335-92-2476
Telefax 02335-92-2568
Volker2.Schwarz@demagcranes.com

Wetter 06.10.2005

HRB 5548

Sehr geehrte Damen und Herren,

in der vorgenannten Registersache reichen wir für unsere Muttergesellschaft DCC HoldCo 3 (drei) GmbH gemäss §§ 325 ff. HGB als kleine Kapitalgesellschaft anliegende Unterlagen über das Geschäftsjahr vom 01.10.2003 bis 30.09.2004 ein:

- Jahresabschluss für das Geschäftsjahr vom 01.10.2003 bis 30.09.2004 inklusive
  - Bilanz
  - Gewinn- und Verlustrechnung
  - Anhang
  - Bestätigungsvermerk des Abschlussprüfers
- Gesellschafterliste gemäss § 40 GmbHG
- Datum der Feststellung des Jahresabschlusses

Mit freundlichen Grüssen

Demag Cranes & Components GmbH

(Kopp) i.V. (Wagner)

Anlagen

Bundesanzeiger
Verlagsgesellschaft mbH
Postfach 10 05 34

50445 Köln

Abteilung 3100
Name Schwarz
Telefon 02335-92-2476
Telefax 02335-92-2568
Volker2.Schwarz@demagcranes.com

Wetter 07.10.2005

Pflichtveröffentlichung der DCC HoldCo 3 (drei) GmbH, Wetter

Sehr geehrte Damen und Herren,

folgende Bekanntmachung bitten wir für unsere Muttergesellschaft- ohne werbliche Herausstellung der Firma - in einer der nächsten Ausgaben des Bundesanzeigers zu veröffentlichen:

DCC HoldCo 3 (drei) GmbH
Ruhrstraße 28, 58300 Wetter (Ruhr)

Jahresabschluss des Geschäftsjahres vom 01.10.2003 bis 30.09.2004

Die Gesellschaft hat

den Jahresabschluss für das Geschäftsjahr
vom 01.10.2003 bis 30.09.2004 inklusive
- der Bilanz und der Gewinn- und Verlustrechnung
- des Anhangs
- des Bestätigungsvermerks des Abschlussprüfers

beim Registergericht des Amtsgerichts Hagen unter der
Nummer HRB 5548 eingereicht.

Wetter, 7. Oktober 2005
Die Geschäftsführung

Wir weisen daraufhin, daß es sich bei der DCC HoldCo 3 (drei) GmbH, Wetter, um eine kleine Kapitalgesellschaft handelt.

Mit freundlichen Grüssen

Demag Cranes & Components GmbH

(Kopp) i.V. (Wagner)

Hinterlegungsbekanntmachung der Gesellschaft

DCC HoldCo 3 (drei) GmbH, Wetter (Ruhr)

Bundesanzeiger Nr. 217 von Donnerstag, 17. November 2005 – Hinterlegungskennziffer: 25 643

(Seite 28 884)

DCC HoldCo 3 (drei) GmbH [25 643]

Ruhrstraße 28, 58300 Wetter (Ruhr)

Jahresabschluss zum 30. September 2004

Die Gesellschaft hat

— die Bilanz
— die Gewinn- und Verlustrechnung
— den Anhang
— den Bestätigungsvermerk

beim Handelsregister des Amtsgerichts Hagen unter der Nummer HRB 5548 eingereicht.

Wetter (Ruhr), im Oktober 2005

Die Geschäftsführung

5

Bericht

über die Prüfung der Gründung der

Demag Cranes AG
Wetter

RECEIVED
2006 JUL 31 P 5: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Inhaltsverzeichnis

Anlageverzeichnis

1 Auftrag und Auftragsdurchführung

Mit Beschluss vom 29. März 2006 hat uns das Amtsgericht Hagen nach den §§ 197, 245, 220 Umwandlungsgesetz (UmwG) i. V. m. §§ 33 Aktiengesetz (AktG) zum Gründungsprüfer (Umwandlungsprüfer) für die Gründung der

Demag Cranes AG, Wetter,

bestellt.

Anlass der Prüfung ist die im Wege des Formwechsels gemäß den §§ 190 ff. i. V. m. §§ 226 ff. und §§ 238 ff. UmwG erfolgte Gründung der Gesellschaft, die aus der

DCC HoldCo 3 (drei) GmbH, Wetter,
–im Folgenden auch „DCC 3 GmbH" genannt–

hervorgeht.

Die Einzelheiten des Formwechsels sind in dem als Anlage 1 beigefügten notariell beurkundeten Umwandlungsbeschluss vom 28, April 2006 (siehe Anlage 1) festgelegt.

Die Durchführung der Prüfung erfolgte gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 UmwG und § 197 UmwG i. V. m. §§ 33 Abs. 2, 34 AktG.

In Übereinstimmung mit dem gesetzlichen Prüfungsumfang gemäß § 34 AktG haben wir auftragsgemäß den Gründungsvorgang geprüft. Hierbei erstreckte sich die Prüfung im Wesentlichen darauf, ob die Angaben im Gründungsbericht der Gründungsgesellschafter und im Bericht des Vorstandes und des Aufsichtsrates über die Gründungsprüfung richtig und vollständig sind, insbesondere, ob die Angaben über die Übernahme der Aktien, über die Einlagen auf das Grundkapital und die Festsetzungen nach den §§ 26 und 27 AktG richtig und vollständig sind, sowie ob der Wert des Vermögens der DCC 3 GmbH als formwechselnde Gesellschaft den Nennbetrag des Grundkapitals der Demag Cranes AG mindestens erreicht. Hierüber erstatten wir nachfolgend Bericht.

Dem Auftrag liegen die als Anlage 8 beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 zu Grunde. Die Höhe unserer Haftung bestimmt sich nach § 49 AktG i. V. m. § 323 Abs. 2 HGB. Im Verhältnis zu Dritten ist Nr. 1 Abs. 2 und Nr. 9 der Allgemeinen Auftragsbedingungen maßgebend.

Wir haben die Gründungsprüfung im Monat April 2006 durchgeführt. Art und Umfang unserer Prüfungshandlungen haben wir in unseren Arbeitspapieren festgehalten.

Zur Durchführung unserer Prüfung standen uns insbesondere folgende Unterlagen zur Verfügung:

- Notarielle Urkunde über die Gesellschafterversammlung der DCC 3 GmbH mit dem Beschluss über den Formwechsel der Gesellschaft vom 28. April 2006 (siehe Anlage 1);
- Satzung der Demag Cranes AG in der Fassung des Umwandlungsbeschlusses vom 28. April 2006;
- Gründungsbericht der Gründungsgesellschafter der Demag Cranes AG vom 28. April 2006 (siehe Anlage 2);
- Gründungsprüfungsbericht des Vorstands und des Aufsichtsrates der Demag Cranes AG vom 28. April 2006 (siehe Anlage 3);
- Gesellschaftsvertrag der DCC 3 GmbH in der letzten Fassung vom 27. November 2003 (siehe Anlage 4);
- Handelsregisterauszug des Amtsgerichts Hagen über die DCC 3 GmbH vom 9. Februar 2006 (siehe Anlage 5);
- von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main und Berlin, Zweigniederlassung Düsseldorf erstellte gutachtliche Stellungnahme zur Ermittlung eines Wertverhältnisses zum 1. Oktober 2005 zwischen der DCC HoldCo 3 (drei) GmbH, Wetter, und der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf;
- von der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, –im Folgenden auch „Deloitte" genannt– geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschlüsse (HGB) der DCC 3 GmbH für die zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahre;
- konsolidierte Planungsrechnungen der DCC-Gruppe für die zum 30. September 2006, 30. September 2007, 30. September 2008, 30. September 2009 und zum 30. September 2010 endenden Geschäftsjahre;
- von Deloitte geprüfter und mit einem uneingeschränkten Bestätigungsvermerk versehener Konzernabschluss (IFRS) der DCC HoldCo 3 (drei) GmbH zum 30. September 2005;

- Einzelplanungen der Tochtergesellschaften der DCC 3 GmbH, mit Gewinn- und Verlustrechnungen, Bilanzen und Cash Flow-Ableitung für die Plangeschäftsjahre 2005/2006 bis 2009/2010;

- Bericht der A. T. Kearney GmbH, Düsseldorf, über die Prüfung der Geschäftsstrategie der DCC-Gruppe vom 10. März 2006.

Darüber hinaus haben uns Entwürfe der notariellen Urkunde, der Satzung, des Gründungsberichts der Gründungsgesellschafter und der Gründungsprüfungsbericht des Vorstands und Aufsichtsrat im Vorfeld vorgelegen.

Alle weiteren erforderlichen Unterlagen sind uns von der Gesellschaft bereitwillig zur Verfügung gestellt worden, ebenso sind uns alle von uns erbetenen Auskünfte bereitwillig erteilt worden. Die Geschäftsführung der DCC 3 GmbH hat uns in einer Vollständigkeitserklärung bestätigt, dass uns sämtliche sachverhaltsrelevanten Informationen und Dokumente zugänglich gemacht worden sind.

2 Rechtliche und wirtschaftliche Grundlagen der DCC 3 GmbH

2.1 Rechtliche Grundlagen

Die DCC 3 GmbH ist im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen. Sitz der Gesellschaft ist Wetter.

Das Stammkapital der DCC 3 GmbH beträgt zum Zeitpunkt der Fassung des Umwandlungsbeschlusses € 1.450.350 und ist in voller Höhe eingezahlt. Die Anteile werden gehalten von der DCC Luxembourg 2 S.à.r.l., Luxemburg, (Amtsgericht Luxembourg, B 88829) --im Folgenden auch kurz „DCC L" genannt-- in Höhe von € 1.238.350 (= 85,4 %) und der DCC Management und Beteiligungs GmbH & Co. KG, Düsseldorf, (Amtsgericht Düsseldorf, HRA 17036) --im Folgenden auch kurz „DCC M" genannt-- in Höhe von € 119.000 und € 93.000 (= 14,6 %).

Gegenstand der DCC 3 GmbH sind die Führung, Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Erbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.

Die DCC 3 GmbH hielt zum 30. September 2005 sämtliche Anteile an der DCC HoldCo 4 (vier) GmbH, Wetter, – im Folgenden auch „DCC 4 GmbH" genannt. Zum 30. September 2005 betrug der Buchwert der Beteiligung an der DCC 4 GmbH € 108,2 Mio.

Die DCC 4 GmbH hat sich mit Vertrag vom 8. November 2002 verpflichtet, ihren Gewinn an die DCC 3 GmbH, mit Wirkung ab dem 1. Oktober 2002 abzuführen. Der Gewinnabführungsvertrag wurde am 13. März 2003 in das Handelsregister der DCC 4 GmbH eingetragen. Mit Abschluss des Ergebnisabführungsvertrages besteht seit dem 1. Oktober 2002 eine gewerbe- und körperschaftsteuerliche Organschaft.

Eine Aufstellung der Unternehmen, für die DCC 3 GmbH mittelbar und unmittelbar als Holdinggesellschaft tätig ist, ist in Anlage 7 aufgeführt.

Geschäftsführer der DCC 3 GmbH sind:

- Herr Harald J. Joos (Vorsitzender),
- Herr Dr. Horst J. Heiber,
- Herr Dr. Thomas Zipse (seit 24. Juni 2005).

Der Aufsichtsrat der DCC 3 GmbH setzt sich wie folgt zusammen:

Arbeitgebervertreter:

- Herr Dr. Horst Heidsieck (Vorsitzender),
- Herr Heinrich Fischer,
- Herr Reinhard Gorenflos,
- Herr Johannes P. Huth (bis 31. Mai 2005),
- Herr Eberhard Kuhn,
- Herr Prof. Heinrich Pack,
- Herr Werner Paschke.

Arbeitnehmervertreter:

- Herr Josef Berger,
- Herr Gerd-Uwe Boguslawski,
- Herr Alfred Hack,
- Herr Reinhard Möller,
- Herr Hubert Rosenthal,
- Herr Ralf Triebel.

2.2 Wirtschaftliche Grundlagen

Die Tätigkeit der DCC 3 GmbH beschränkt sich auf ihre Stellung als Holdinggesellschaft und dementsprechend auf die Verwaltung der Beteiligung an der DCC 4 GmbH. Die DCC 3 GmbH ist die deutsche Holdinggesellschaft der in Anlage 7 aufgeführten Gesellschaften. Damit ist die wirtschaftliche Lage der DCC 3 GmbH maßgeblich von der wirtschaftlichen Entwicklung der mittelbaren und unmittelbaren Beteiligungsgesellschaften, die im Bereich der Fertigung von Industriekranen und Antriebstechnik global tätig sind, bestimmt.

Mittels Ergebnisabführungsvertrag zwischen der DCC 3 GmbH als Organträger und ihrem Tochterunternehmen DCC 4 GmbH als Organgesellschaft wird das Jahresergebnis an die DCC 3 GmbH abgeführt oder --bei Verlusten-- von der DCC 3 GmbH ausgeglichen. Der Vertrag hat eine Laufzeit bis zum 30. September 2007 und verlängert sich jeweils um ein Jahr, sofern er nicht sechs Monate vor Ablauf der Vertragsdauer gekündigt wird. Die Verzinsung der Ansprüche aus dem Ergebnisabführungsvertrag erfolgt mit 12,5 Basispunkten über den Refinanzierungssatz der DEMAG-Gruppe.

3 Darstellung und Beurteilung der Gründung

3.1 Gründungshergang

Gemäß dem als Anlage 1 beigefügten notariell beurkundeten Protokoll der Gesellschafterversammlung der DCC 3 GmbH vom 28. April 2006 (siehe Anlage 1) wurde die formwechselnde Umwandlung gemäß §§ 190 ff, 238 ff. UmwG der DCC 3 GmbH in die Rechtsform der Aktiengesellschaft beschlossen.

Wesentliche, für den Formwechsel maßgebliche Inhalte des Umwandlungsbeschlusses sind:

- Die DCC 3 GmbH wird formwechselnd gemäß den §§ 190 ff. UmwG in eine Aktiengesellschaft umgewandelt.
- Die Aktiengesellschaft führt die Firma „Demag Cranes AG" und hat ihren Sitz in Wetter.
- Im Wege der Kapitalerhöhung aus Gesellschaftsmitteln (durch Gesellschafterbeschluss vom 28. April 2006) wird ein Teil der zum 30. September 2005 ausgewiesenen Kapitalrücklage von € 218.926.791,19 in Stammkapital der DCC 3 GmbH umgewandelt. Dadurch erhöht sich das bisherige Stammkapital von € 1.450.350 auf € 11.602.800. Der Formwechsel soll gemäß Beschluss erst nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln erfolgen. Das Stammkapital in Höhe von € 11.602.800 wird zum Grundkapital der Demag Cranes AG. Das Grundkapital soll in 11.602.800 auf den Inhaber lautende Stückaktien eingeteilt werden. Die DCC L soll mit 9.906.800 auf den Inhaber lautenden Stückaktien und die DCC M mit 1.696.000 auf den Inhaber lautenden Stückaktien am Grundkapital der Aktiengesellschaft beteiligt werden.
- Art und Umfang der Beteiligung an der Aktiengesellschaft sowie die Rechte der Aktionäre im Einzelnen ergeben sich aus der mit dem Umwandlungsbeschluss festgestellten Satzung der Aktiengesellschaft, die ein Bestandteil des Umwandlungsbeschlusses ist und diesem als Anlage 4 beigefügt ist
- Besondere Rechte (z. B. Vorzugsaktien, Mehrstimmrechtsaktien etc.) für einzelne Gesellschafter oder Dritte werden nicht gewährt.
- Die Gesellschaft hat keine Arbeitnehmer und keinen Betriebsrat. Daher ergeben sich keine Folgen für Arbeitnehmer und ihre Vertretungen.
- Bei der Gesellschaft ist ein Aufsichtsrat gemäß MitbestG 1976 gebildet, der nach § 203 UmwG fortbesteht.

- Zum Abschlussprüfer für das am 30. September 2006 endende Geschäftsjahr wird die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, gewählt.

- Die Kosten des Formwechsels trägt die Gesellschaft bis zum Betrag von € 90.000.

Darüber hinaus enthält der Umwandlungsbeschluss alle sonstigen Pflichtangaben gemäß §§ 194 Abs. 1, 243 i. V. m. § 218 UmwG und § 23 AktG.

Durch Beschluss des Aufsichtsrats vom 28. April 2006 wurden als Mitglieder des Vorstands der Demag Cranes AG bestellt:

- Herr Harald Joachim Joos (Vorsitzender),

- Herr Dirk Kießling.

In Höhe von € 11.602.800 wurde das Grundkapital dadurch erbracht, dass die Gesellschafter der DCC 3 GmbH mit Sitz in Wetter diese Gesellschaft formwechselnd nach den §§ 190 ff Umwandlungsgesetz in die Rechtsform der Aktiengesellschaft umgewandelt haben.

Der Festsetzung eines Barabfindungsgebotes bedurfte es nicht, da beide Gesellschafter durch notariell beurkundete Erklärung auf ein solches Abfindungsangebot verzichtet haben.

Die Gesellschafter haben den Umwandlungsbeschluss einstimmig gefasst. Die gesetzlichen Mehrheitsanforderungen gemäß § 240 Abs. 1 Satz 1 UmwG wurden damit eingehalten.

Als Gründer der Aktiengesellschaft gelten gemäß § 244 Abs. 1 i. V. m. § 245 Abs. 1 Satz 1 UmwG die DCC L und die DCC M.

Eine Klage gegen die Wirksamkeit des Umwandlungsbeschlusses ist ausgeschlossen, da der Umwandlungsbeschluss von den an dem formwechselnden Rechtsträger beteiligten Gesellschaftern einstimmig gefasst wurde.

Die Gesellschafter haben auf die Erstattung eines Umwandlungsberichtes i. S. d. § 192 UmwG notariell verzichtet. Der Verzicht ist gemäß den § 238 Satz 3 i. V. m. § 192 Abs. 3 UmwG zulässig. Die Gesellschafter haben einzeln auf eine mündliche Erläuterung des Entwurfs des Umwandlungsbeschlusses gemäß § 239 Abs. 2 UmwG verzichtet.

Die gesetzlichen Formerfordernisse wurden beachtet.

3.2 Ordnungsmäßigkeit der Satzung

Die Satzung der Demag Cranes AG ist dem notariellen Umwandlungsbeschluss der Gesellschaft vom 28. April 2006 (siehe Anlage 1) beigefügt.

Die Satzung entspricht den Anforderungen gemäß § 197 UmwG i. V. m. § 23 Abs. 3 und Abs. 4 AktG.

In der Satzung ist bestimmt, dass die Umwandlungskosten von voraussichtlich € 90.000 von der DCC 3 GmbH getragen werden. Einwendungen gegen diesen Kostenansatz sind nicht zu erheben.

Die Ordnungsmäßigkeit der übrigen Satzungsbestimmungen wurde festgestellt.

3.3 Gründungsbericht und Gründungsprüfungsbericht

Die Gesellschafter der DCC 3 GmbH, die für den Formwechsel gestimmt haben, haben am 28. April 2006 einen Gründungsbericht gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 2, 197 Satz 1 UmwG i. V. m. § 32 AktG erstellt.

Der Gründungsbericht enthält die notwendigen Angaben nach § 32 Abs. 2 und 3 AktG. Er legt den bisherigen Geschäftsverlauf und die Lage der formwechselnden Gesellschaft gemäß §§ 245 Abs. 1, 220 Abs. 2 UmwG dar. Insbesondere bestätigen die Gründer, dass für Rechnung der Mitglieder des Aufsichtsrats beziehungsweise der Mitglieder des Vorstands der Demag Cranes AG keine Aktien übernommen wurden oder diese sich keine besonderen Vorteile oder eine Entschädigung bzw. Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen haben. Auch andere Sondervorteile zu Lasten der Demag Cranes AG wurden nicht gewährt. Die DCC M hält ihre Anteile an der Gesellschaft wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an der DCC M halten. Zu dieser Gruppe gehören u. a. auch das Vorstandsmitglied Joos und verschiedene Anteilseignervertreter im Aufsichtsrat der Gesellschaft. Kein Mitglied des Vorstands oder des Aufsichtsrates hat sich einen besonderen Vorteil, eine Entschädigung oder eine Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

Die Mitglieder des Vorstands und des Aufsichtsrats der Demag Cranes AG haben gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 UmwG i. V. m. § 33 Abs. 1 AktG den Hergang der Gründung geprüft und am 28. April 2006 darüber gemäß § 34 Abs. 2 AktG schriftlich berichtet. Der Gründungsprüfungsbericht enthält die nach § 34 Abs. 1 und 2 AktG erforderlichen Angaben.

3.4 Wertverhältnisse im Zeitpunkt der Umwandlung

3.4.1 Grundlagen

Die DCC 3 GmbH besteht mit Wirksamkeit des Formwechsels in der Rechtsform der Aktiengesellschaft weiter; ein Vermögensübergang findet nicht statt. Gemäß § 247 Abs. 1 UmwG wird durch den Formwechsel das bisherige Stammkapital der DCC 3 GmbH als formwechselnde Gesellschaft zum Grundkapital der Demag Cranes AG. Nach den §§ 245 Abs. 1 Satz 2, 220 Abs. 1 UmwG darf der Nennbetrag des Grundkapitals der Aktiengesellschaft das nach Abzug der Schulden verbleibende Vermögen der formwechselnden Gesellschaft nicht übersteigen. Der Formwechsel wird wie eine Sachgründung der Aktiengesellschaft behandelt, wobei Gegenstand der „Sacheinlage" das Vermögen der formwechselnden Gesellschaft ist.

Die umwandlungsrechtlichen Vorschriften zum Formwechsel enthalten darüber hinaus keine ausdrückliche Regelung über die Art und Weise der Bewertung des als Sacheinlage zu behandelnden Vermögens der formwechselnden Gesellschaft.

Für die Beurteilung der Frage, ob der Wert des Vermögens der DCC 3 GmbH mindestens den Nennbetrag des Grundkapitals der Demag Cranes AG deckt, haben wir die folgenden Überlegungen angestellt.

3.4.2 Vermögenslage der DCC 3 GmbH

Zur Beurteilung des Wertes des Vermögens der DCC 3 GmbH haben wir zunächst die Bilanzansätze des Vermögens der Gesellschaft zum 30. September 2005 betrachtet. Nachfolgend ist die verkürzte Bilanz der mit uneingeschränktem Bestätigungsvermerk der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlüsse der DCC 3 GmbH zum 30. September 2004 und 30. September 2005 abgebildet.

Bilanz DCC HoldCo 3 (drei) GmbH (HGB)		
Geschäftsjahresende zum 30. September	**2004 € Mio.**	**2005 € Mio.**
Finanzanlagen	108,2	108,2
Anlagevermögen	**108,2**	**108,2**
Forderungen gegen verbundene Unternehmen	-	70,4
Flüssige Mittel	-	-
Umlaufvermögen	-	**70,4**
Summe Aktiva	**108,2**	**178,6**
Gezeichnetes Kapital	1,5	1,5
Kapitalrücklagen	118,7	218,9
Bilanzverlust	45,6	103,6
Eigenkapital	**74,6**	**116,8**
Rückstellungen	0,2	0,2
Verbindlichkeiten gegenüber verbundenen Unternehmen	33,4	61,6
Summe Passiva	**108,2**	**178,6**

Für die Zusammensetzung des Finanzanlagevermögens verweisen wir auf Abschnitt 2.1.

Die Forderungen gegen verbundene Unternehmen betreffen zum 30. September 2005 die Ausreichung eines Darlehens von ursprünglich € 100,0 Mio an die DCC HoldCo 5 (fünf) GmbH. Durch Konzernverrechnungen reduzierte sich der Darlehensbetrag auf T€ 70.385 (inklusive aufgelaufener Zinsen).

Das Stammkapital der DCC 3 GmbH beträgt € 1,5 Mio. Auf Veranlassung der Gesellschafterin DCC L erfolgte eine Zahlung von € 100 Mio seitens der Stabilus B.V., Amsterdam, die zum 30. September 2005 die Kapitalrücklage der Gesellschaft auf € 218,9 Mio erhöhte.

Die Verbindlichkeiten gegenüber verbundenen Unternehmen betreffen im Wesentlichen die Verlustausgleichsverpflichtung aus dem seit dem 1. Oktober 2002 mit der DCC 4 GmbH bestehenden Ergebnisabführungsvertrag. Die Vorjahresverbindlichkeit wurde durch Konzernverrechnungen erfüllt.

Das im Rahmen der formwechselnden Umwandlung gemäß §§ 245 Abs. 1 Satz 2, 220 Abs. 1 UmwG zu betrachtende (Rein-) Vermögen entspricht dem Unterschiedsbetrag von Vermögen und Schulden der Gesellschaft und ist somit mit dem Eigenkapital der DCC 3 GmbH gleichzusetzen.

Im Wege der Kapitalerhöhung aus Gesellschaftsmitteln ist durch Beschluss der Gesellschafterversammlung vom 28. April 2006 das Gezeichnete Kapital der DCC 3 GmbH von € 1.450.350 auf € 11.602.800 erhöht wurden. Der Formwechsel soll gemäß Beschluss erst nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln erfolgen.

Bei Heranziehung der Buchwerte der Gesellschaft zum 30. September 2005 ergibt sich unter Berücksichtigung eines bilanziellen Eigenkapitals von € 116,8 Mio und des zum Zeitpunkt der formwechselnden Umwandlung bestehenden Stammkapitals von € 11,6 Mio ein Unterschiedsbetrag von € 105,2 Mio. Somit übertrifft bereits unter Heranziehung der unter Beachtung des Vorsichtsprinzips angesetzten Buchwerte das nach Abzug der Schulden verbleibende Vermögen der DCC 3 GmbH den Nennbetrag des Grundkapitals der Demag Cranes AG in Höhe von € 11,6 Mio deutlich.

3.4.3 Ertragsentwicklung bei der DCC 3 GmbH

Die Entwicklung der Ertragslage der DCC 3 GmbH in den zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahren stellt sich wie nachstehend abgebildet dar. Die Zahlen wurden den mit einem uneingeschränkten Bestätigungsvermerk versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlüssen der DCC 3 GmbH zum 30. September 2004 und zum 30. September 2005 entnommen.

Gewinn- und Verlustrechnung DCC HoldCo 3 (drei) GmbH (HGB)		
Geschäftsjahresende zum 30. September	**2004 € Mio.**	**2005 € Mio.**
Allgemeine Verwaltungskosten	0,8	0,3
Sonstige Zinsen und ähnliche Erträge	-	2,6
Aufwendungen aus Verlustübernahme	18,0	59,8
Zinsen und ähnliche Aufwendungen	5,9	0,5
Jahresfehlbetrag	**(24,7)**	**(58,0)**

Die Reduzierung des Ergebnisses aus Verlustübernahme im Geschäftsjahr 2004/2005 resultiert aus erhöhten Aufwendungen aus Verlustübernahme für die DCC 4 GmbH.

Der Rückgang der Zinsaufwendungen beruht im Wesentlichen auf den im letzten Geschäftsjahr 2003/2004 mit Wirkung zum 30. Juni 2004 vorgenommenen Darlehensverzicht (einschließlich aufgelaufener Zinsen) der DCC L.

Die DCC 3 GmbH erzielte im Geschäftsjahr 2003/2004 einen Jahresfehlbetrag in Höhe von € 24,7 Mio. Im Jahresabschluss des zum 30. September 2005 endenden Geschäftsjahres weist die DCC 3 GmbH einen Jahresfehlbetrag in Höhe von € 58,0 Mio aus.

Als deutsche Holdinggesellschaft der in Anlage 7 aufgeführten Gesellschaften der Demag Cranes & Components-Gruppe, --im Folgenden „DCC-Gruppe" genannt--, ist die wirtschaftliche Lage der DCC 3 GmbH maßgeblich von der wirtschaftlichen Entwicklung der mittelbaren und unmittelbaren Beteiligungsgesellschaften bestimmt. Aus diesem Grund sind zur Beurteilung der künftigen Ertragsentwicklung der DCC 3 GmbH die konsolidierten Gewinn- und Verlustverrechnungen nach IFRS heranzuziehen. Die konsolidierten Gewinn- und Verlustrechnungen stellen sich wie folgt dar:

Gewinn- und Verlustrechnung DCC-Gruppe (IFRS)			
Geschäftsjahresende zum 30. September	**2003 Ist € Mio.**	**2004 Ist € Mio.**	**2005 Ist € Mio.**
Umsatz	**666,7**	**620,8**	**660,2**
Herstellungskosten	(545,5)	(475,4)	(483,3)
Rohertrag	**121,2**	**145,4**	**176,9**
Rohertrag (%)	*18,2%*	*23,4%*	*26,8%*
Forschungs- und Entwicklungskosten	(26,7)	(14,0)	(12,8)
Vertriebs- und Verwaltungskosten	(148,1)	(145,5)	(161,9)
Sonstige betriebliche Erträge/Aufwendungen	6,7	7,0	15,6
Ergebnis vor Zinsen und Steuern (EBIT)	**(46,8)**	**(7,2)**	**17,8**
EBIT (%)	*-7,0%*	*-1,2%*	*2,7%*
Finanzergebnis	(10,3)	(29,5)	(23,6)
Ergebnis vor Steuern (EBT)	**(57,2)**	**(36,7)**	**(5,7)**
Steuern	18,1	14,2	2,0
Jahresüberschuss	**(39,1)**	**(22,5)**	**(3,7)**

Die Jahresüberschüsse der DCC-Gruppe waren vornehmlich durch ein umfangreiches operatives Restrukturierungsprogramm und ähnliches sowie den damit zusammenhängenden Finanzierungsaufwendungen und durch Abschreibungen auf aufgedeckte stille Reserven belastet. Aus diesem Grund haben wir eine Bereinigung folgender Art vorgenommen.

Bereinigung des Ergebnisses vor Zinsen und Steuern (EBIT) der DCC-Gruppe (IFRS)

Geschäftsjahresende zum 30. September	2003 Ist € Mio.	2004 Ist € Mio.	2005 Ist € Mio.
Ergebnis vor Zinsen und Steuern (EBIT)	**(46,8)**	**(7,2)**	**17,8**
Bereinigungen:			
außerordentliche Aufwendungen/Erträge	15,0	9,7	14,3
Abschreibungen auf aufgedeckte stille Reserven (Sachanlagen)	31,4	16,0	11,5
Abschreibungen auf aufgedeckte stille Reserven (Vorräte)	43,2	-	-
Bereinigtes Ergebnis vor Zinsen und Steuern	**42,8**	**18,5**	**43,6**

Wie aus der Tabelle ersichtlich ist hat die DCC-Gruppe gemäß IFRS-Konzernabschluss unter Betrachtung der reinen operativen Geschäftstätigkeit positive Betriebsergebnisse (Ergebnis vor Zinsen, Steuern und dem außerordentlichen Ergebnis) von rd. € 43 Mio in 2002/2003, von rd. € 19 Mio in 2003/2004 und von rd. € 44 Mio in 2004/2005 erwirtschaft. Auch die operativen Cash Flows vor Investitionen, Zinsen und Steuern waren in allen drei Geschäftsjahren positiv. Sie betragen in 2002/2003 rd. € 58,7 Mio, in 2003/2004 rd. € 16,6 Mio und in 2004/2005 rd. € 25,3 Mio.

Als außerordentliche Erträge und Aufwendungen wurden Effekte aus der Bilanzierung des Kaufpreises zum 1. Oktober 2002, der für die Übernahme der DCC 3 GmbH durch die Demag Holding S.à.r.l., Luxemburg, gezahlt wurde, bereinigt. Im Rahmen des Erwerbs wurden die Vermögenswerte zu Marktwerten („fair values") neu bewertet, woraus eine höhere Abschreibungsbasis und ein höheres Vorratsvermögen resultierte. Zur Verbesserung der Vergleichbarkeit der operativen Ertragslage sind die erhöhten Abschreibungen sowie der Ergebniseffekt aus dem Abverkauf des erhöhten Vorratsvermögens als außerordentliches Ergebnis eliminiert worden.

Nach einer Kapitalzuführung von € 100 Mio im Geschäftsjahr 2004/2005 (siehe Abschnitt 3.4.2) und einer damit verbundenen Zurückführung von verzinslichem Fremdkapital konnte das Finanzergebnis im Geschäftsjahr 2004/2005 gegenüber dem Vorjahr verbessert werden.

Zwecks Analyse der Planung haben wir im Rahmen unser Arbeiten mit dem betreffenden Management Erläuterungsgespräche geführt. Die DCC-Gruppe konnte für den Zeitraum vom 1. Oktober 2005 bis 28. Februar 2006 ihr geplantes EBIT in Höhe von € 15,1 Mio. um rd. 6,6 % übertreffen. Für das zum 30. September 2006 endende Geschäftsjahr erwartet die DCC-Gruppe ein Jahresergebnis von über € 10 Mio. Für die weiteren Geschäftsjahre werden deutlich höhere Jahresüberschüsse erwartet.

Da die DCC-Gruppe in den Unternehmensplanungen für die nach dem 30. September 2005 beginnenden Geschäftsjahre mit einer positiven Ertragslage rechnet, ist das Vermögen der DCC 3 GmbH auch im Hinblick auf die Erzielung künftiger Einnahmenüberschüsse werthaltig.

4 Schlusserklärung

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung gemäß den §§ 245 Abs. 1 Satz 2, 220 Abs. 3 Satz 1 UmwG und § 197 UmwG i. V. m. §§ 33 Abs. 2, 34 AktG bestätigen wir auf Grund der uns zur Verfügung gestellten Unterlagen sowie der uns erteilten Aufklärungen und Nachweise, dass die Angaben der Gründer im Gründungsbericht über die Übernahme der Aktien, über die Einlagen auf das Grundkapital und über die Festsetzung nach den §§ 26, 27 AktG richtig und vollständig sind und dass der Nennbetrag des Grundkapitals der Aktiengesellschaft das nach Abzug der Schulden verbleibende Vermögen der formwechselnden GmbH nicht übersteigt.

Düsseldorf, den 28. April 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Beumer
Wirtschaftsprüfer

Weimer
Wirtschaftsprüfer
Steuerberater

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT * BERLIN UND FRANKFURT a.M. * WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT WIRTSCHAFTS-PRÜFUNGS-GESELLSCHAFT SIEGEL

Anlagen

Die Übereinstimmung

dieser Abschrift mit der Urschrift

beglaubige ich.

Düsseldorf, den 28. April 2006

Dr. Armin Hauschild

ZIMMERMANN HAUSCHILD | Notare

Schadow Arkaden, Blumenstraße 28, 40212 Düsseldorf

UR.Nr.: H 1418/2006

Verhandelt in Düsseldorf

am 28. April 2006

vor mir, dem unterzeichneten Notar

Dr. Armin Hauschild

erschienen

1. Herr Werner Paschke, geb. am 8. April 1950, wohnhaft rue Siggy vu Letzebuerg 41, L-1933 Luxembourg, ausgewiesen durch seinen Reisepass Nr. 1495434475,

   hier nicht handelnd im eigenen Namen, sondern in seiner Eigenschaft als alleinvertretungsberechtigter Geschäftsführer der DCC Luxembourg 2 S.à r.l.;

   eine notariell beglaubigte Abschrift des Handelsregisters der DCC Luxembourg 2 S.à r.l. ist in **Anlage 1** beigefügt,

2. Dr. Horst Heidsieck, geb. am 16. Juli 1947, wohnhaft Ostpreußenstraße 34, 63654 Büdingen, ausgewiesen durch seinen Personalausweis Nr. 420 8263 276 D,

   hier nicht handelnd im eigenen Namen, sondern im Namen der DCC Management Beteiligungs GmbH & Co. KG

   a) in seiner Eigenschaft als vertretungsberechtigter Geschäftsführer ihrer einzigen Komplementärin, der Demag Management Equity Participation Verwaltungs GmbH,

      öffentlich beglaubigte Abschriften der Handelsregisterauszüge für die DCC Management Beteiligungs GmbH & Co. KG und die Demag Management Equity Participation Verwaltungs GmbH sind in **Anlage 2** beigefügt, und

   b) in seiner Eigenschaft als rechtsgeschäftlicher Vertreter des zweiten Geschäftsführers der Demag Management Equity Participation Verwaltungs GmbH, Herrn Pepyn René Dinandt, aufgrund der als **Anlage 3** beigefügten notariell beglaubigten Vollmacht vom 21. April 2006.

Die Erschienenen, hier handelnd wie angegeben, erklärten sodann:

A.
Vorbemerkung

Die DCC Luxembourg 2 S.à r.l. und die DCC Management Beteiligungs GmbH & Co. KG sind alleinige Gesellschafter der DCC HoldCo 3 (drei) GmbH mit Sitz in Wetter (Ruhr), eingetragen im Handelsregister des Amtsgerichts Hagen unter HRB 5548 (nachfolgend auch „Gesellschaft" genannt).

Das voll eingezahlte Stammkapital der Gesellschaft beträgt EUR 1.450.350. Die DCC Luxembourg 2 S.à r.l. hält einen Geschäftsanteil in Höhe von EUR 1.238.350. Die DCC Management Beteiligungs GmbH & Co. KG hält einen Geschäftsanteil in Höhe von EUR 119.000 und einen Geschäftsanteil in Höhe von EUR 93.000.

B.

Unter Verzicht auf alle gesetzlichen und gesellschaftsvertraglichen Formen und Fristen der Einberufung, Ankündigung und Durchführung, insbesondere unter Verzicht auf die gesetzlichen Formvorschriften des § 239 UmwG, einschließlich des Verzichts durch jeden Gesellschafter einzeln auf eine mündliche Erläuterung des Entwurfs des Umwandlungsbeschlusses gemäß § 239 Abs. 2 UmwG zu Beginn der Verhandlung, und der Formvorschriften der § 238 S. 1 i.V.m. § 231 UmwG, halten wir hiermit eine

außerordentliche Gesellschafterversammlung

der DCC HoldCo 3 (drei) GmbH ab und fassen einstimmig folgende Beschlüsse:

I.
Kapitalerhöhung aus Gesellschaftsmitteln

1. Die in der Jahresbilanz der Gesellschaft zum 30. September 2005 ausgewiesene Kapitalrücklage von EUR 218.926.791,19 wird in Höhe von EUR 10.152.450 in Stammkapital umgewandelt. Das Stammkapital der Gesellschaft erhöht sich damit von EUR 1.450.350 auf EUR 11.602.800.

2. Die Kapitalerhöhung wird durch Erhöhung des Nennbetrags der bestehenden Geschäftsanteile ausgeführt. Der Geschäftsanteil der DCC Luxembourg 2 S.à r.l. im Nennbetrag von EUR 1.238.350 erhöht sich um EUR 8.668.450 auf EUR 9.906.800, der Geschäftsanteil der DCC Management Beteiligungs GmbH & Co. KG im Nennbetrag von EUR 119.000 erhöht sich um EUR 833.000 auf EUR 952.000 und der Geschäftsanteil der DCC Management Beteiligungs GmbH & Co. KG im Nennbetrag von EUR 93.000 erhöht sich um EUR 651.000 auf EUR 744.000.

3. Ziffer 4 des Gesellschaftsvertrags der Gesellschaft wird wie folgt geändert:

   "4. Stammkapital

   Das Stammkapital der Gesellschaft beträgt EUR 11.602.800 (in Worten: Euro elf Millionen sechshundertzweitausendachthundert)."

II.
Formwechsel

1. Die Gesellschaft wird nach Wirksamwerden der Kapitalerhöhung aus Gesellschaftsmitteln (vorstehend B. I.) formwechselnd umgewandelt in eine Aktiengesellschaft.

2. Die Gesellschaft führt künftig die Firma

Demag Cranes AG.

Sie hat ihren Sitz in Wetter (Ruhr).

3. Das Grundkapital der aus der Umwandlung hervorgehenden Aktiengesellschaft beträgt EUR 11.602.800 (in Worten: Euro elf Millionen sechshundertzweitausendachthundert). Es ist eingeteilt in 11.602.800 Stückaktien, die auf den Inhaber lauten. Auf jede Stückaktie entfällt damit ein anteiliger Betrag des Grundkapitals von EUR 1.

4. Alle Geschäftsanteile der DCC HoldCo 3 (drei) GmbH werden in auf den Inhaber lautende Stückaktien umgewandelt. Am Grundkapital sind die Aktionäre wie folgt beteiligt:

   - die DCC Luxembourg 2 S.à r.l. mit 9.906.800 Stückaktien im rechnerischen Betrag von je EUR 1,
   - die DCC Management Beteiligungs GmbH & Co. KG mit 1.696.000 Stückaktien im rechnerischen Betrag von je EUR 1.

5. Die Satzung der Demag Cranes AG wird gemäß der dieser Niederschrift beigefügten **Anlage 4** festgestellt, die Bestandteil dieser Urkunde ist. Aus ihr ergeben sich zugleich Zahl, Art und Umfang der Mitgliedschaftsrechte, die die Aktionäre durch den Formwechsel erlangen.

6. Es werden keine Rechte im Sinne des § 194 Abs. 1 Nr. 5 UmwG für einzelne Anteilsinhaber oder Inhaber besonderer Rechte gewährt, und es sind auch keine Maßnahmen für diese Personen vorgesehen.

7. Die Gesellschaft hat keine Arbeitnehmer und keinen Betriebsrat. Es ergeben sich deshalb keine Folgen für Arbeitnehmer und ihre Vertretungen durch den Formwechsel. Entsprechend sind insoweit keine Maßnahmen vorgesehen.

8. Der Aufsichtsrat der DCC HoldCo 3 (drei) GmbH setzt sich aus 12 Personen zusammen und ist gemäß §§ 1 Abs. 1, 5 Abs. 1, 7 Abs. 1 Nr. 1 MitbestG aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer gebildet worden.

Der gegenwärtig bestehende Aufsichtsrat der Gesellschaft besteht gemäß § 203 UmwG als Aufsichtsrat der aus der Umwandlung hervorgehenden Aktiengesellschaft fort und setzt sich wie folgt zusammen:

1. Dr. Horst Heidsieck
2. Herr Heinrich Fischer
3. Herr Reinhard Gorenflos
4. Herr Eberhard Kuhn
5. Prof. Heinrich Pack
6. Herr Werner Paschke

- als Anteilseignervertreter -

7. Herr Josef Berger
8. Herr Gerd-Uwe Boguslawski
9. Herr Alfred Hack
10. Herr Reinhard Möller
11. Herr Hubert Rosenthal
12. Herr Ralph Triebel

- als Arbeitnehmervertreter -

9. Die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, wird zum Abschlussprüfer und zum Konzernabschlussprüfer für das Geschäftsjahr vom 1. Oktober 2005 bis zum 30. September 2006 bestellt.

10. Die Gesellschaft hat den Umwandlungsaufwand bis zur Höhe von EUR 90.000 übernommen. § 22 Abs. 2 der Satzung enthält eine entsprechende Festsetzung.

Der Notar stellte gemäß § 244 Abs. 1 UmwG fest, dass die DCC Luxembourg 2 S.à r.l. und die DCC Management Beteiligungs GmbH & Co. KG als alleinige Gesellschafter der DCC HoldCo 3 (drei) GmbH für diesen Beschluss gestimmt haben.

Die Erschienenen erklärten sodann die Gesellschafterversammlung für beendet.

C.

Die Gesellschafter der DCC HoldCo 3 (drei) GmbH verzichten hiermit ausdrücklich auf die Erstattung eines Umwandlungsberichts nebst Vermögensaufstellung gemäß § 192 Abs. 3 UmwG sowie auf das Angebot einer Barabfindung gemäß § 207 UmwG. Sie verzichten ferner auf eine Klage gegen die Wirksamkeit des Umwandlungsbeschlusses gemäß §§ 195, 196 i.V.m. § 16 Abs. 2 UmwG.

Die Erschienenen stellten ferner fest, dass eine Zuleitung des Entwurfs des Umwandlungsbeschlusses an den Betriebsrat gemäß § 194 Abs. 2 UmwG nicht erforderlich war, da bei der Gesellschaft ein Betriebsrat nicht gebildet ist.

D.

Hiermit werden Herr Udo Jansen, Frau Silke Sturhan, Frau Nadine Frenzel, Blumenstraße 28, Düsseldorf, je einzeln bevollmächtigt, alles zu erklären und zu beschließen, was nach ihrem pflichtgemäßen Ermessen zum Vollzug dieser Urkunde und zur Eintragung im Handelsregister - insbesondere bei gerichtlichen Zwischenverfügungen - noch notwendig oder zweckmäßig ist.

Jede Vollmacht ist jederzeit widerruflich.

Jeder Bevollmächtigte darf für alle Gesellschafter gleichzeitig handeln.

E.

Der beurkundende Notar belehrte die Erschienenen darüber, dass

- die durch den Formwechsel entstehende Aktiengesellschaft zum Handelsregister anzumelden ist;
- der Formwechsel erst mit der Eintragung der Aktiengesellschaft im Handelsregister wirksam wird;
- die Gesellschafter, die für den Formwechsel gestimmt haben, verantwortlich sind für die Richtigkeit und Vollständigkeit der Angaben, die zum Zwecke des Formwechsels gemacht worden sind.

Diese Niederschrift und die Anlage 4 wurden den Erschienenen von dem Notar vorgelesen, von ihnen genehmigt und eigenhändig von ihnen und dem Notar wie folgt unterschrieben:

Registre de Commerce
et des Sociétés
Luxembourg

R C S

EXTRAIT

DCC Luxembourg 2 S.à r.l.

Numéro d'immatriculation : B 88829
Date d'immatriculation/d'inscription : 05/09/2002

Dénomination(s) ou raison(s) sociale(s) :
DCC Luxembourg 2 S.à r.l.

Forme juridique : Société à responsabilité limitée

Siège social :
59, Rue de Rollingergrund
L - 2440 Luxembourg

Indication de l'objet social : Société de Participations Financières. (*)

Capital social / fonds social :

Montant : 10.000.000 EUR

Etat de libération: Entièrement libéré

Date de constitution : 30/08/2002

Durée :
Illimitée

Associé(s) :
Dénomination ou raison sociale : Stabilus B.V.
Forme juridique : Besloten vennootschap met beperkte aansprakelijkheid
Numéro d'immatriculation : Pays-Bas 33205967 Registre de commerce
Siège social de la personne morale :
123, Fred. Roeskestraat, NL - 1076 EE Amsterdam
Parts détenues : 400.000

R C S

…nistrateur(s)/gérant(s) :

…me de signature statutaire : La Société sera engagée par la signature seule et individuelle de chacun des …nts ou par la signature individuelle de toute personne à qui de tels pouvoirs de signature auront été délégués …les gérants.

Nom : Paschke Prénom(s) : Werner
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 26/06/2003

Nom : Heidsieck Prénom(s) : Horst
Fonction : Gérant
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 26/06/2003

Délégué(s) à la gestion journalière :

Régime de signature statutaire : La Société sera engagée par la signature seule et individuelle de chacun des gérants ou par la signature individuelle de toute personne à qui de tels pouvoirs de signature auront été délégués par les gérants.

Nom : Paschke Prénom(s) : Werner
Fonction : Chief Financial Officer
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 01/06/2003
Pouvoir de signature : - la Société est valablement engagée par la signature individuelle du Chief Financial Officer dans toutes les matières relevant de la gestion journalière ; - dans le cadre de l'exécution des décisions du Conseil de Gérance et chaque fois que le Chief Financial Officer aura été chargé de cette exécution, la Société sera valablement engagée par la signature individuelle du Chief Financial Officer.

Nom : Heidsieck Prénom(s) : Horst
Fonction : Chief Executive Officer
Adresse privée ou professionnelle de la personne physique :
59, Rue de Rollingergrund, L - 2440 Luxembourg
Durée du mandat : Indéterminée Date de nomination : 06/03/2003
Pouvoir de signature : - la Société est valablement engagée par la signature individuelle du Chief Executive Officer dans toutes les matières relevant de la gestion journalière ; - dans le cadre de l'exécution des décisions du Conseil de Gérance et chaque fois que le Chief Executive Officer aura été chargé de cette exécution, la Société sera valablement engagée par la signature individuelle du Chief Executive Officer.

R C S

...de l'inscription : Pour le détail prière de se reporter au dossier.

...ur extrait conforme

Luxembourg, le 07/04/2006

Pour le gestionnaire du registre de commerce et des sociétés

Lonien

Philippe LONIEN

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 25. April 2006

Notar

Handelsregister A des Amtsgerichts Düsseldorf

Ausdruck
Abruf vom 10.4.2006 16:57

Nummer Seite

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	
1	2	3	4	5	
1	a) DCC Management Beteiligungs GmbH & Co. KG b) Düsseldorf	a) Jeder persönlich haftende Gesellschafter vertritt einzeln. b) Persönlich haftender Gesellschafter: Demag Management Equity Participation Verwaltungs GmbH, Düsseldorf (AG Düsseldorf HRB 48160)		a) Kommanditgesellschaft Beginn: 29.10.2003. c) Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.000,00 EUR. Kommanditist: Moll, Klaus, Ludwigshafen, *21.10.1948, Einlage: 100,00 EUR. Kommanditist: Dr. Heiber, Horst, Bocholt, *20.07.1949, Einlage: 100,00 EUR.	a) 29.10.2003 Aiwichel
2				c) Ausgeschieden als Kommanditist: Moll, Klaus, Ludwigshafen, *21.10.1948. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Hack, Alfred, Herdecke, *07.10.1948, Einlage: 100,00 EUR.	a) 27.11.2003 Schmidt
3				c) Eingetreten in die Gesellschaft: Kommanditist: Dr. Heidsieck, Horst, Büdingen, *18.07.1947, Einlage: 100,00 EUR. Kommanditist: Paschke, Werner, Luxemburg / Luxemburg, *08.04.1950, Einlage: 100,00 EUR. Kommanditist: Carr, Roger Martyn, London/Vereinigtes Königreich, *22.12.1946, Einlage: 100,00 EUR. Kommanditist: Bourrat, Corinne, Mainz, *25.05.1955, Einlage: 100,00 EUR. Kommanditist: Weckermann, Stefan, Luxemburg / Luxemburg, *17.10.1968, Einlage: 100,00 EUR. Kommanditist: Dr. Zettel, Wolfgang, Sasbachwalden, *15.11.1962, Einlage: 100,00 EUR. Kommanditist: Opderbecke, Jost, München, *02.11.1964, Einlage: 100,00 EUR. Kommanditist: Taylor, Gregg Robert, Knoxville, Tennessee / USA, *01.02.1958, Einlage: 100,00 EUR. Kommanditist: Shively, Thomas Leon, Oregonia, Ohio / USA, *18.12.1953, Einlage: 100,00 EUR. Kommanditist:	a) 17.02.2004 Schmidt

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder
1	2	3	4	5
				Milton, Matthew C., Waynesville, Ohio / USA, *12.03.1959, Einlage: 100,00 EUR. Kommanditist: Horn, Herbert E., Carrol, Ohio / USA, *23.06.1958, Einlage: 100,00 EUR. Kommanditist: Rapinat, Jean-Pierre, Epernay / Frankreich, *30.06.1957, Einlage: 100,00 EUR. Kommanditist: Convard, Claude, Montevrain / Frankreich, *12.06.1948, Einlage: 100,00 EUR. Kommanditist: Haußmann, Joachim, Gotha, *05.07.1963, Einlage: 100,00 EUR. Kommanditist: Stegmann, Tom B., Vaerloese / Dänemark, *29.08.1952, Einlage: 100,00 EUR. Kommanditist: Clarke, Andrew Martin, Stratford Upon Avon / Großbritannien, *20.07.1960, Einlage: 100,00 EUR. Kommanditist: Harris, Steven Roy, Springboro, Ohio / USA, *02.10.1961, Einlage: 100,00 EUR. Kommanditist: Marsee, Stephen F., Lebanon, Ohio / USA, *31.10.1957, Einlage: 100,00 EUR. Kommanditist: Paxton, John, Stow, Ohio / USA, *23.10.1962, Einlage: 100,00 EUR. Kommanditist: Jepson, William C., Hudson, Ohio / USA, *14.05.1950, Einlage: 100,00 EUR. Kommanditist: Linnebach, Rudy, Solon, Ohio / USA, *03.05.1944, Einlage: 100,00 EUR. Kommanditist: Keller, Frédéric, Laon / Frankreich, *14.12.1971, Einlage: 100,00 EUR. Kommanditist: Parent, Jeffrey, Stow, Ohio / USA, *17.12.1954, Einlage: 100,00 EUR. Kommanditist: Meyer, Johann, Shanghai / Volksrepublik China, *29.05.1959, Einlage: 100,00 EUR. Kommanditist: Nordemann, Bernhard, Geiselbach, *20.03.1947, Einlage: 100,00 EUR. Kommanditist: Georg, Vigold, Sao Paulo / Brasilien, *03.06.1965, Einlage: 100,00 EUR. Kommanditist: Möller, Klaus, Uslar, *23.04.1944, Einlage: 100,00 EUR. Kommanditist: Charoy, Christophe, Winterthur / Schweiz, *25.10.1961, Einlage: 100,00 EUR. Kommanditist:

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	
1	2	3	4	5	
				Moldenhauer, Peter, Ebmatingen / Schweiz, *20.09.1960, Einlage: 100,00 EUR. Kommanditist: Timmich, Jan, Madrid / Spanien, *04.04.1964, Einlage: 100,00 EUR. Kommanditist: Müller, Jochen, Bad Wimpfen, *17.07.1959, Einlage: 100,00 EUR. Kommanditist: Rauschenberg, Stephan, Daverio / Italien, *30.04.1967, Einlage: 100,00 EUR. Kommanditist: Terranova, Marco, Monza / Italien, *26.06.1963, Einlage: 100,00 EUR. Kommanditist: Martin, Thomas, Monza / Italien, *13.06.1965, Einlage: 100,00 EUR. Kommanditist: Baaske, Thomas, Bottrop, *26.04.1965, Einlage: 100,00 EUR. Kommanditist: Dr.-Ing. Blewald, Joachim, Hemer-Ihmert, *08.08.1950, Einlage: 100,00 EUR. Kommanditist: Frank, Ralph, Luisenthal, *07.12.1963, Einlage: 100,00 EUR. Kommanditist: Jörihsen, Ulrich, Essen, *06.07.1961, Einlage: 100,00 EUR. Kommanditist: Lamping, Achim, Witten, *01.11.1944, Einlage: 100,00 EUR. Kommanditist: Dr. Schiemann, Egon, Holzwickede, *25.11.1946, Einlage: 100,00 EUR. Kommanditist: Schmidt, Arnd, Wetter, *18.10.1962, Einlage: 100,00 EUR. Kommanditist: Wichert, Detlef, Wetter, *27.07.1956, Einlage: 100,00 EUR. Kommanditist: Schulte, Dirk, Schwerte, *11.06.1962, Einlage: 100,00 EUR. Kommanditist: Wagner, Thomas, Wetter, *31.12.1949, Einlage: 100,00 EUR. Kommanditist: Schneider, Heinz-Dieter, Moers, *11.09.1949, Einlage: 100,00 EUR. Kommanditist: Hoffmann, Klaus-Peter, Schwerte, *29.04.1962, Einlage: 100,00 EUR. Kommanditist: Dr. Harkort, Rainer, Dortmund, *06.03.1956, Einlage: 100,00 EUR. Kommanditist: Hering, Peter, Dresden, *30.01.1962, Einlage: 100,00 EUR.	
4				c) Eingetreten als Kommanditist: Reisinger, Ingo, Johannesburg / Südafrika, *09.01.1963, Einlage: 100,00 EUR.	a) 01.04.2004 Schmidt

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	
1	2	3	4	5	
				Eingetreten als Kommanditist: Kollenda, Georg Franz Josef, Northcliff / Südafrika, *09.03.1944, Einlage: 100,00 EUR.	
5				c) Eingetreten als Kommanditist: Joos, Harald Joachim, Stuttgart, *26.05.1952, Einlage: 100,00 EUR.	a) 01.04.2004 Schmidt
6				c) Nach Herabsetzung der Einlage im Wege der Sonderrechtsnachfolge um - 500,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 500,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dr. Zipse, Thomas, Niederfüllbach, *17.12.1956, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dorn, Thomas, Shanghai/ VR China, *30.04.1966, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Dr. Lebedev, Alexander, Herzebrock-Clarholz, *23.07.1962, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Kopp, Winfried, Obernfeld, *25.03.1958, Einlage: 100,00 EUR. Eingetreten im Wege der Sonderrechtsnachfolge Kommanditist: Kettlack, Achim, Krefeld, *09.12.1966, Einlage: 100,00 EUR.	a) 08.02.2006 Schmidt
7				c) Im Wege der Sonderrechtsnachfolge sind ausgeschieden: Kommanditist: Heußmann, Joachim, Gotha, *05.07.1963, Einlage: 100,00 EUR. Kommanditist: Lamping, Achim, Witten, *01.11.1944, Einlage: 100,00 EUR. Kommanditist: Dr. Schlemann, Egon, Holzwickede, *25.11.1945, Einlage: 100,00 EUR. Kommanditist: Schmidt, Arnd, Wetter, *18.10.1962, Einlage: 100,00 EUR. Kommanditist: Schneider, Heinz-Dieter, Moers, *11.09.1949, Einlage: 100,00 EUR. Nach Erhöhung der Einlage im Wege der Sonderrechtsnachfolge um	a) 08.02.2006 Schmidt

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	a) Allgemeine Vertretungsregelung b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn und Satzung b) Sonstige Rechtsverhältnisse c) Kommanditisten, Mitglieder	
1	2	3	4	5	
				500,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.000,00 EUR.	
6				c) Ausgeschieden als Kommanditist: Martin, Thomas, Monza / Italien, *13.06.1965. Ausgeschieden als Kommanditist: Baaske, Thomas, Bottrop, *28.04.1965. Ausgeschieden als Kommanditist: Nordemann, Bernhard, Gelselbach, *20.03.1947. Nach Erhöhung der Einlage im Wege der Sonderrechtsnachfolge um 300,00 EUR Kommanditist: Demag MEP Beteiligungs GmbH, Düsseldorf (AG Düsseldorf HRB 48165), Einlage: 1.300,00 EUR.	a) 07.03.2006 Schmidt

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 10. April 2006

Notar

Handelsregister B des Amtsgerichts Düsseldorf

Ausdruck
Abruf vom 10.4.2006 16:58

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	
1	2	3	4	5	6	
1	a) Kronen dreihundertvierundneunzig GmbH b) Düsseldorf c) Die Verwaltung eigenen Vermögens.	25.000,00 EUR	a) Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten. Einem oder mehreren Geschäftsführern kann die Befugnis erteilt werden, die Gesellschaft stets einzeln zu vertreten. Jeder Geschäftsführer kann von den Beschränkungen des § 181 BGB befreit werden. b) Geschäftsführer: Zander, Kerstin, Zossen, *27.01.1970 einzelvertretungsberechtigt mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Gesellschaft mit beschränkter Haftung Gesellschaftsvertrag vom 28.05.2003	a) 20.06.2003 Koelpin b) Gesellschaftsvertrag Blatt 9 f. Sonderband
2	a) Demag Management Equity Participation Verwaltungs GmbH c) Die Beteiligung als persönlich haftende, nicht geschäftsführende Gesellschafterin an und die Vertretung von Kommanditgesellschaften, die im Zusammenhang mit der Beteiligung von Organmitgliedern, Führungskräften und Mitarbeitern von Unternehmen der Demag-Gruppe an Gesellschaften der Demag-Gruppe errichtet werden. Die Demag-Gruppe umfasst die Gesellschaften, die unmittelbar oder mittelbar von der Demag Investments S.àr.l, Luxemburg, Luxemburg abhängig sind. Die Gesellschaft betreibt keine Geschäfte, für die eine gesetzliche Erlaubnispflicht besteht.		b) Nicht mehr Geschäftsführer: Zander, Kerstin, Zossen, *27.01.1970 Bestellt als Geschäftsführer: Dr. Heidsieck, Horst, Büdingen, *16.07.1947 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen. Bestellt als Geschäftsführer: Dinand, Pepyn René, München, *15.08.1961 mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Die Gesellschafterversammlung vom 15.08.2003 hat den Gesellschaftsvertrag insgesamt neu gefasst und dabei insbesondere § 1 Ziffer 1 (Firma), § 2 Ziffer 1 (Gegenstand des Unternehmens), § 3 (Stammkapital), § 4 (Geschäftsführung) und § 5 (Vertretung) geändert.	a) 30.09.2003 Pollmächer b) Beschluss Blatt 27 ff. Sonderband Gesellschaftsvertrag Blatt 34 ff. Sonderband

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges *richtig und vollständig* wiedergegeben ist.

Düsseldorf, den 10. April 2006

DR. KLAUS OERTEL • NOTAR IN DÜSSELDORF •

Notar

1455 | 06

Vollmacht

Ich, der Unterzeichnete, bin gemeinschaftlich vertretungsberechtigter Geschäftsführer der Demag Management Equity Participation Verwaltungs GmbH, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRB 48160 (die "**Komplementärin**").

Die Komplementärin ist die alleinvertretungsberechtigte persönlich haftende Gesellschafterin der DCC Management Beteiligungs GmbH & Co. KG, eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HRA 17036 (die "**KG**").

Die KG ist Gesellschafterin der DCC HoldCo 3 (drei) GmbH, eingetragen im Handelsregister des Amtsgerichts Hagen unter HRB 5548 (die "**Gesellschaft**"). Die Gesellschafter der Gesellschaft, einschließlich der KG, beabsichtigen, verschiedene Strukturmaßnahmen durchzuführen, die einen Gesellschafterbeschluss oder in anderer Weise eine Mitwirkung der KG erfordern.

(1) Ich bevollmächtige daher hiermit

Power of Attorney

I, the undersigned, am a managing director of Demag Management Equity Participation Verwaltungs GmbH, registered with the commercial register of the local court in Düsseldorf under HRB 48160 (the "**General Partner**"), authorized to jointly represent the General Partner.

The General Partner is authorized to solely represent DCC Management Beteiligungs GmbH & Co. KG, registered with the commercial register of the local court in Düsseldorf under HRA 17036 (the "**KG**").

KG is a shareholder of DCC HoldCo 3 (drei) GmbH, registered with the commercial register of the local court in Hagen under HRB 5548 (the "**Company**"). The shareholders of the Company, including the KG, intend to carry out several restructuring measures, which require a shareholder resolution or, otherwise, a participation of KG.

(1) I herewith authorize

Herrn Dr. Horst Heidsieck, Herrn Werner Paschke sowie Frau Corinne Bourrat

geschäftsansässig / having the business address 59, rue de Rollingergrund, L - 2440 Luxembourg

jeden für sich allein, mich als Geschäftsführer der Komplementärin, diese handelnd für die KG, zu vertreten und für und im Namen der KG, auch unter Verzicht auf alle Form- und Fristerfordernisse, an Gesellschafterver-

each of them acting alone, to represent me as managing director of the General Partner, the General Partner acting on behalf of KG, and to participate in the name and on behalf of the KG in shareholders' assemblies and,

sammlungen der Gesellschaft sowie nach dem Formwechsel der Gesellschaft in eine Aktiengesellschaft an ihren Hauptversammlungen teilzunehmen und über sämtliche Angelegenheiten der Gesellschaft bzw. der Aktiengesellschaft Beschlüsse zu fassen, die nach Auffassung der Bevollmächtigten erforderlich oder zweckmäßig sind.

after a conversion of the Company into a stock corporation in shareholders' meetings, to waive any of the requirements for form and period of notice, and to pass shareholders' resolutions on all matters of the Company or of the stock corporation which the representatives deem necessary or appropriate.

(2) Dies umfasst insbesondere, aber nicht ausschließlich Gesellschafterbeschlüsse bzw. Hauptversammlungsbeschlüsse zu folgenden Gegenständen:

- Umwandlung der Gesellschaft in eine Aktiengesellschaft, einschließlich der Bestellung eines Prüfers sowie sonstiger in Zusammenhang mit der Umwandlung stehender Maßnahmen;
- Kapitalerhöhung aus Gesellschaftsmitteln;
- Sachkapitalerhöhung bei Einbringung von Anteilen an der Gottwald HoldCo 3 (drei) GmbH;
- Nachgründungsvertrag im Zusammenhang mit der Einbringung von Anteilen an der Gottwald HoldCo 3 (drei) GmbH;
- Schaffung eines bedingten Kapitals in Zusammenhang mit Mitarbeiterbeteiligungsprogrammen oder Wandelschuldverschreibungen;
- Schaffung von genehmigtem Kapital;
- Ermächtigung zum Erwerb eigener Aktien;

(2) This includes, in particular, but not limited to, shareholder resolutions or resolutions of the shareholders' meeting on the following issues:

- conversion of the Company into a stock corporation, including the appointment of an auditor and other measures in connection with the conversion;
- capital increase from the Company's reserves;
- capital increase upon contribution of shares in Gottwald HoldCo 3 (drei) GmbH;
- agreement regarding post-formation acquisition in connection with the contribution of shares in Gottwald HoldCo 3 (drei) GmbH;
- creation of a contingent capital in connection with an employee stock option program or convertible bonds or warrant bonds;
- creation of authorized capital;
- authorization to acquire own shares of the stock corporation;

- Satzungsänderungen, einschließlich Änderung der Firma, des Sitzes und des Geschäftsgegenstandes;
- Zustimmung zum Abschluss eines Beherrschungs- und/oder Gewinnabführungsvertrages;
- Wahl und Abberufung von Aufsichtsratsmitgliedern;
- Unterzeichnung von Underwriting Agreements, Lock-Up-Agreements und/oder sonstigen Vereinbarungen mit den einen Börsengang begleitenden Banken.

- amendments of the articles of association, including a change of the name, the seat and the object and purpose of business;
- approval of a domination and/or profit and loss pooling agreement;
- election or removal of members of the supervisory board;
- Signing of underwriting agreements, lock up agreements and/or other agreements with banks sponsoring an initial public offering.

(3) Die Bevollmächtigten sind berechtigt, sämtliche in Zusammenhang mit den unter (1) und (2) genannten Gegenständen in Zusammenhang stehenden Erklärungen abzugeben und Maßnahmen vorzunehmen, die sie für erforderlich oder zweckmäßig halten. Dies betrifft insbesondere die Unterzeichnung des Umwandlungs-Gründungsberichts im Zusammenhang mit der Umwandlung der Gesellschaft in eine Aktiengesellschaft sowie Verzichtserklärungen in Bezug auf etwaige Berichts-, Prüfungs- und ähnliche Erfordernisse sowie etwaige Anfechtungsrechte und den Verzicht auf das Angebot einer Barabfindung.

(3) The representatives are authorized to make all declarations and take all actions they deem useful or appropriate in the context of (1) and (2) above, in particular, but not limited to, the execution of the shareholder report regarding the conversion of the Company into a stock corporation, and any waivers regards reporting, review or similar requirements and any rights to object shareholder resolutions and the right to receive a cash compensation.

(4) Die Bevollmächtigten sind von den Beschränkungen des § 181 BGB und ähnlicher gesetzlicher Bestimmungen befreit und berechtigt, Untervollmacht zu erteilen.

(4) The proxies are relieved from the restrictions set forth in § 181 BGB and similar legal provisions and authorized to delegate this power of attorney.

(5) Diese Vollmacht unterliegt deutschem Recht. Die deutsche Fassung geht der englischen vor.

(5) This proxy is governed by German law. The German version shall prevail.

(6) Diese Vollmacht erlischt ohne Widerruf automatisch am 31. Dezember 2006.

(6) This proxy expires on December 31, 2006 without further action.

20. April 2006

(Rene Pepyn Dinandt)

1455

URNr. /2006

ba

Beglaubigt wird hiermit die Echtheit der vor mir vollzogenen Unterschrift von

Herrn Pepyn René **Dinandt**, geb. am 15.08.1961,
München, persönlich bekannt.

München, den 21. April 2006

(Dr. Anton)
Notar

BAUER/KM DINANDT

SATZUNG

der

Demag Cranes AG

I. Allgemeine Bestimmungen

§ 1
Firma, Sitz und Geschäftsjahr

(1) Die Gesellschaft führt die Firma:

Demag Cranes AG.

(2) Sie hat ihren Sitz in Wetter.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Oktober eines Jahres und endet am 30. September des Folgejahres.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe.

(2) Die Gesellschaft kann auf den in Abs. 1 genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann

Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

§ 3
Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

II. Grundkapital und Aktien

§ 4
Grundkapital und Aktien

(1) Das Grundkapital der Gesellschaft beträgt 11.602.800 Euro (in Worten: elf Millionen sechshundertzweitausendachthundert Euro).

(2) Das Grundkapital ist eingeteilt in 11.602.800 Stückaktien. Die Aktien lauten auf den Inhaber.

(3) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung der neuen Aktien abweichend von § 60 AktG geregelt werden.

(4) Das Grundkapital der Gesellschaft ist erbracht durch Formwechsel.

§ 5
Aktien

(1) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(2) Die Form der Aktienurkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand.

III. Vorstand

§ 6
Zusammensetzung, Geschäftsordnung

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Im Übrigen bestimmt der Aufsichtsrat die Anzahl der Vorstandsmitglieder. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Vorstand bestimmt seine Geschäftsordnung durch einstimmigen Beschluss seiner Mitglieder, wenn nicht der Aufsichtsrat eine Geschäftsordnung für den Vorstand erlässt. Der Aufsichtsrat legt fest, welche Geschäfte nur mit seiner Zustimmung vorgenommen werden dürfen.

§ 7
Vertretungsmacht

(1) Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte Prokuristen von dem Verbot der Mehrfachvertretung gemäß § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

IV. Aufsichtsrat

§ 8
Zusammensetzung, Wahlen, Amtsdauer

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern. Davon werden sechs Mitglieder von der Hauptversammlung und sechs Mitglieder von den Arbeitnehmern nach den Bestimmungen des Mitbestimmungsgesetzes (*MitbestG*) gewählt.

(2) Die Wahl der Aufsichtsratsmitglieder und gegebenenfalls deren Ersatzmitglieder erfolgt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt, wobei das Jahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird. Die Hauptversammlung kann für von ihr zu wählende Mitglieder bei der Wahl einen kürzeren Zeitraum beschließen. Die Bestellung eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(3) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Aktionäre erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(4) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

(5) Die Mitglieder und die Ersatzmitglieder des Aufsichtsrats können ihr Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung unter Einhaltung einer Frist von zwei Wochen auch ohne wichtigen Grund niederlegen.

§ 9
Vorsitzender und Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Die Amtszeit des Vorsitzenden und des Stellvertreters entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, ihrer Amtszeit als Mitglied des Aufsichtsrats. Die Wahl soll im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu gewählt worden sind, erfolgen; diese Sitzung bedarf keiner besonderen Einberufung.

(2) Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl vorzunehmen.

(3) Der Vorsitzende oder – bei Verhinderung des Vorsitzenden – sein Stellvertreter ist ermächtigt, im Namen des Aufsichtsrats die zur Durchführung der Beschlüsse des Aufsichtsrats und seiner Ausschüsse erforderlichen Erklärungen abzugeben. Nur der Vorsitzende oder – im Fall seiner Verhinderung – sein Stellvertreter ist befugt, Erklärungen für den Aufsichtsrat entgegenzunehmen.

§ 10
Geschäftsordnung, Änderungen der Satzungsfassung

(1) Im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung gibt sich der Aufsichtsrat eine Geschäftsordnung.

(2) Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung zu beschließen, die nur die Fassung betreffen.

§ 11
Einberufung

(1) Aufsichtsratssitzungen werden vom Vorsitzenden oder im Falle seiner Verhinderung von seinem Stellvertreter unter Einhaltung einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Einberufungsfrist abkürzen.

(2) In der Einladung sind die einzelnen Punkte der Tagesordnung anzugeben. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall eine spätere Mitteilung rechtfertigt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 12
Beschlussfassung, Beschlussfähigkeit

(1) Beschlüsse des Aufsichtsrats werden in der Regel in Sitzungen gefasst. Der Vorsitzende leitet die Sitzungen. Er bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen.

(2) Beschlüsse sollen nur zu solchen Tagesordnungspunkten gefasst werden, die rechtzeitig in der Einladung angekündigt worden sind. Ist ein Tagesordnungspunkt nicht rechtzeitig angekündigt worden, so darf darüber nur beschlossen werden, wenn kein Mitglied widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung nachträglich zu widersprechen. Der Beschluss wird erst wirksam, wenn kein abwesendes Aufsichtsratsmitglied innerhalb der Frist widersprochen hat.

(3) Eine Beschlussfassung des Aufsichtsrats kann auf Anordnung des Vorsitzenden auch in einer Telefon- oder Videokonferenz oder außerhalb einer Sitzung durch mündliche, fernmündliche, schriftliche oder in Textform übermittelte Stimmabgaben erfolgen. Ein Recht zum Widerspruch gegen die vom Vorsitzenden angeordnete Form der Beschlussfassung besteht nicht. Solche Beschlüsse werden vom Vorsitzenden schriftlich festgestellt und allen Mitgliedern zugeleitet.

(4) Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält. Mitglieder, die durch Telefon- oder Videokonferenz zugeschaltet sind, gelten als anwesend. Abwesende Mitglieder können an der Beschlussfassung teilnehmen, indem sie eine schriftliche oder durch Telefax übermittelte Stimmabgabe durch ein anderes Mitglied überreichen lassen.

(5) Die Beschlüsse werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit nicht gesetzlich eine andere Mehrheit zwingend vorgeschrieben ist. Ergibt eine Abstimmung im Aufsichtsrat Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand, wenn auch sie Stimmengleichheit ergibt, der Vorsitzende zwei Stimmen. Absatz 4 Satz 3 ist auch auf die Abgabe der zweiten Stimme anzuwenden. Dem Stellvertreter steht die zweite Stimme nicht zu. Der Vorsitzende entscheidet bei Stimmengleichheit, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(6) Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Gegenstände der Tagesordnung auf höchstens vier Wochen vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Aktionäre und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung ist der Vorsitzende nicht befugt.

(7) Über die Verhandlungen und Beschlüsse des Aufsichtsrats sind Niederschriften zu fertigen, vom Vorsitzenden zu unterzeichnen und jedem Aufsichtsratsmitglied zuzuleiten.

§ 13
Ausschüsse

(1) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG bezeichneten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter und zwei weitere Mitglieder angehören, von denen je eines von den Aufsichtsratsmitgliedern der Arbeitnehmer und der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewählt wird.

(2) Der Aufsichtsrat kann weitere Ausschüsse bilden und aus seiner Mitte besetzen. Den Ausschüssen können, soweit gesetzlich zulässig, Entscheidungsbefugnisse des Aufsichtsrats übertragen werden.

(3) Der Ausschuss kann aus seiner Mitte einen Vorsitzenden wählen, wenn nicht der Aufsichtsrat einen Vorsitzenden bestimmt. Ein Ausschuss ist nur beschlussfähig, wenn die Hälfte der Mitglieder, mindestens jedoch drei Mitglieder, an der Beschlussfassung teilnehmen. Bei Stimmengleichheit im Ausschuss – ausgenommen im Ausschuss nach § 27 Abs. 3 MitbestG – hat der Ausschussvorsitzende, wenn eine erneute Abstimmung über denselben Beschlussgegenstand wiederum eine Stimmengleichheit ergibt, zwei Stimmen. Im Übrigen kann der Aufsichtsrat Zusammensetzung, Befugnisse und Verfahren der Ausschüsse regeln. Vorbehaltlich abweichender Regelungen des Aufsichtsrats gelten die §§ 11 und 12 für die Ausschüsse entsprechend, soweit nicht der Aufsichtsrat bei Bildung des Ausschusses etwas Anderes bestimmt.

§ 14
Vergütung des Aufsichtsrats

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von 25.000 Euro (in Worten: Fünfundzwanzigtausend Euro).

(2) Der Vorsitzende des Aufsichtsrats erhält das Zweieinhalbfache, jeder Stellvertreter das Anderthalbfache der Vergütung nach Absatz 1.

(3) Mitglieder von Ausschüssen – ausgenommen der Ausschuss nach § 27 Abs. 3 MitbestG – erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,1-fache der Vergütung nach Absatz 1 für jedes Amt in einem Ausschuss. Vorsitzende von Ausschüssen erhalten als feste Vergütung zusätzlich zu der Vergütung nach Absatz 1 das 0,25-fache der Vergütung nach Absatz 1; dies gilt nicht für den Vorsitzenden des Aufsichtsrats und den Vorsitzenden des Ausschusses nach § 27 Abs. 3 MitbestG. Die Vergütungen nach diesem Absatz 3 sind jährlich nach Ablauf des Geschäftsjahres zu zahlen.

(4) Aufsichtsrats- und Ausschussmitglieder, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat oder einem Ausschuss angehört haben, erhalten eine zeitanteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrates für Sitzungen des Aufsichtsrates und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von 1.500 Euro (in Worten: eintausendfünfhundert Euro) pro Sitzung, jedoch höchstens 1.500 Euro je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis angemessene Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrats berechtigt sind, die Umsatzsteuer der Gesellschaft gesondert in Rechnung zu stellen und dieses Recht ausüben.

(7) Die Gesellschaft kann zu Gunsten der Aufsichtsratsmitglieder eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftpflicht aus der Aufsichtsratstätigkeit abdeckt. Sie kann darüber hinaus auch eine Rechtsschutzversicherung abschließen, die die

im Zusammenhang mit der Aufsichtsratstätigkeit stehenden Risiken der Rechtsverfolgung und Rechtsverteidigung der Aufsichtsratsmitglieder abdeckt.

V. Hauptversammlung

§ 15
Ort und Einberufung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 km um den Sitz der Gesellschaft statt. Sie wird, vorbehaltlich der gesetzlichen Einberufungsrechte des Aufsichtsrats und einer Aktionärsminderheit, durch den Vorstand einberufen.

(2) Die Hauptversammlung wird spätestens 30 Tage vor dem Tag einberufen, bis zu dessen Ablauf sich die Aktionäre vor der Versammlung anzumelden haben.

§ 16
Anmeldung und Berechtigungsnachweis

(1) Aktionäre, die an der Hauptversammlung teilnehmen oder ihr Stimmrecht ausüben wollen, müssen sich vor der Versammlung anmelden. Die Anmeldung muss der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse spätestens am siebten Tag vor der Versammlung zugehen. Sie bedarf der Textform und muss in deutscher oder englischer Sprache erfolgen.

(2) Die Aktionäre müssen außerdem ihre Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts nachweisen. Dazu ist ein in Textform erstellter Nachweis ihres Anteilsbesitzes durch das depotführende Kreditinstitut oder Finanzdienstleistungsinstitut ausreichend. Der Nachweis muss in deutscher oder englischer Sprache erfolgen.

§ 17
Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigten aufgrund einer schriftlichen Vollmacht ausgeübt werden. Die Gesellschaft kann in der Einberufung bestimmen, dass Vollmachten mittels elektronischer Medien oder per Telefax erteilt werden können, und die Art der Erteilung im Einzelnen regeln.

(3) Beschlüsse werden, soweit nicht zwingende gesetzliche Vorschriften entgegenstehen, mit einfacher Mehrheit der abgegebenen Stimmen und, sofern das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, mit der einfachen Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst.

§ 18
Leitung der Hauptversammlung

(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er keinen Vertreter bestimmt, wird der Leiter der Hauptversammlung von den in der Hauptversammlung anwesenden Anteilseignervertretern im Aufsichtsrat mit einfacher Stimmenmehrheit gewählt.

(2) Der Versammlungsleiter kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen. Er bestimmt Art, Form und Reihenfolge der Abstimmungen.

(3) Der Vorsitzende kann das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken. Er ist insbesondere berechtigt, zu Beginn oder während der Hauptversammlung einen zeitlich angemessenen Rahmen für den Verlauf der Hauptversammlung, für einzelne Tagesordnungspunkte oder für einzelne Redner zu setzen.

§ 19
Übertragung der Hauptversammlung

(1) Die Hauptversammlung kann teilweise oder vollständig in Ton und Bild übertragen und aufgezeichnet werden.

(2) Die näheren Einzelheiten regelt der Vorstand mit Zustimmung des Aufsichtsrats sowie während der Hauptversammlung der Versammlungsleiter.

(3) Soll eine öffentliche Übertragung erfolgen, so ist hierauf sowie auf die weiteren Einzelheiten in der Einladung zur Hauptversammlung hinzuweisen.

(4) Die Teilnahme von Mitgliedern des Aufsichtsrats an der Hauptversammlung kann im Wege der Bild- und Tonübertragung erfolgen, sofern das Aufsichtsratsmitglied seinen Wohnsitz im Ausland hat oder am Tag der Hauptversammlung wegen der Wahrnehmung eigener Dienstgeschäfte oder aus sonstigen Gründen an der Teilnahme der Hauptversammlung verhindert ist. Die Entscheidung, in welcher Weise eine Bild- und Tonübertragung erfolgt, trifft der Vorsitzende des Aufsichtsrats.

VI. Jahresabschluss, Gewinnverwendung, ordentliche Hauptversammlung

§ 20
Jahresabschluss

(1) Der Vorstand hat für das vergangene Geschäftsjahr den Jahresabschluss und den Lagebericht sowie den Konzernabschluss und den Konzernlagebericht innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich nach der Aufstellung dem Aufsichtsrat und dem Abschlussprüfer vorzulegen.. Zugleich hat der Vorstand dem Aufsichtsrat einen Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals übersteigen oder nach der Einstellung übersteigen würden.

§ 21
Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats und über die Verwendung des Bilanzgewinns für das vorausgegangene Geschäftsjahr sowie über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

VII. Gründungskosten

§ 22
Gründungskosten

(1) Die mit der Urkunde zur Gründung der Gesellschaft in der Rechtsform der GmbH und deren Durchführung verbundenen Kosten (Notar-, Gerichts- und Veröffentlichungskosten) sowie die Kosten, die mit der Neubestellung der Geschäftsführung verbunden waren (Notar-, Gerichts- und Veröffentlichungskosten) hat die Gesellschaft bis zu einem Betrag von 2.000 Euro (in Worten: zweitausend Euro) getragen.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten und Steuern bis zu einem Betrag von insgesamt 90.000 Euro (in Worten: neunzigtausend Euro) trägt die Gesellschaft.

Beglaubigte Abschrift

Umwandlungs-Gründungsbericht

der Gründer gemäß § 197 UmwG i.V.m. § 32 AktG

In unserer Eigenschaft als Gesellschafter der DCC HoldCo 3 (drei) GmbH (nachfolgend auch „Gesellschaft" oder „GmbH"), die wir sämtlich für den Formwechsel der Gesellschaft durch Umwandlung gemäß den §§ 238 ff. UmwG in die Demag Cranes AG (die "**Aktiengesellschaft**") gestimmt haben und die wir demnach gemäß § 245 Abs. 1 Satz 1 UmwG an die Stelle der Gründer treten, erstatten wir, die Unterzeichnenden

- DCC Luxembourg 2 S.à r.l., Rue de Rollingergrund 59, L-2440 Luxembourg, und
- DCC Management Beteiligungs GmbH & Co. KG, c/o Rechtsanwälte Orth + Kluth, Grafenberger Allee 125, 40237 Düsseldorf,

hiermit gemäß §§ 245 Abs. 1, 197 UmwG i.V.m. § 32 AktG den nachfolgenden

Umwandlungs-Gründungsbericht.

I.

Die Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH hat am 28. April 2006 durch notariell beurkundeten Beschluss (UR-Nr. H 1418 / 2006 des Notars Dr. Armin Hauschild in Düsseldorf) die Umwandlung der Gesellschaft in eine Aktiengesellschaft unter der Firma Demag Cranes AG beschlossen und die Satzung der Aktiengesellschaft festgestellt.

II.

Die DCC HoldCo 3 (drei) GmbH wurde am 8. August 2002 mit einem Stammkapital von EUR 25.000 gegründet und am 26. August 2002 unter HR B 42958 im Handelsregister beim Amtsgericht Düsseldorf eingetragen. Aufgrund des Gesellschafterbeschlusses vom 10. Januar 2003 wurde der Sitz der Gesellschaft von Düsseldorf nach Wetter (Ruhr) verlegt und am 19. April 2003 unter HR B 1015 im Handelsregister beim Amtsgericht Wetter (Ruhr) eingetragen. Durch Gesellschafterbeschluss vom 22. Mai 2003 wurde das Stammkapital der Gesellschaft aus Gesellschaftsmitteln um EUR 1.306.350 von EUR 25.000 auf EUR 1.331.350 erhöht. Mit Freigabe vom 12. Dezember 2003 wurde aufgrund der Fortführung des Handelsregisterblattes

auf EDV und gleichzeitiger Änderung der örtlichen Zuständigkeit die Gesellschaft unter HR B 5548 im Handelsregister beim Amtsgericht Hagen eingetragen. Durch Gesellschafterbeschluss vom 27. November 2003 wurde das Stammkapital um EUR 119.000 von EUR 1.331.350 auf EUR 1.450.350 gegen Bareinlagen erhöht. Die neue Stammeinlage wurde von der DCC Management Beteiligungs GmbH & Co. KG übernommen. Der Gesellschafterbeschluss über die Kapitalerhöhung wurde am 31. März 2004 im Handelsregister eingetragen. Durch Anteilskaufvertrag vom 22. Juli 2005 hat die DCC Management Beteiligungs GmbH & Co. KG von der DCC Luxembourg 2 S.à r.l. einen Teilgeschäftsanteil im Nennbetrag von EUR 93.000 erworben.

Durch Beschluss der Gesellschafterversammlung vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) ist das Kapital der Gesellschaft von EUR 1.450.350 um EUR 10.152.450 auf EUR 11.602.800 im Wege der Kapitalerhöhung aus Gesellschaftsmitteln erhöht worden. Diese Kapitalerhöhung ist zum heutigen Tag noch nicht im Handelsregister eingetragen. Die Kapitalerhöhung soll vor dem Formwechsel eingetragen werden.

Das Stammkapital der DCC HoldCo 3 (drei) GmbH wird vor dem Wirksamwerden des Formwechsels von den Gesellschaftern wie folgt gehalten:

- DCC Luxembourg 2 S.à r.l.: EUR 9.906.800,
- DCC Management Beteiligungs GmbH & Co. KG: EUR 1.696.000 (ein Geschäftsanteil im Nennbetrag von EUR 952.000 und ein Geschäftsanteil im Nennbetrag von EUR 744.000).

III.

Das Grundkapital der Aktiengesellschaft ist im Umwandlungsbeschluss auf EUR 11.602.800 festgesetzt worden. Es ist eingeteilt in 11.602.800 auf den Inhaber lautende Stückaktien. Die bisherigen Gesellschafter der DCC HoldCo 3 (drei) GmbH haben Stückaktien übernommen, deren rechnerischer Gesamtbetrag dem Nennwert ihrer jeweiligen Geschäftsanteile an der DCC HoldCo 3 (drei) GmbH entspricht.

Die bisherigen Gesellschafter der DCC HoldCo 3 (drei) GmbH werden dementsprechend wie folgt an der Aktiengesellschaft beteiligt:

- die DCC Luxembourg 2 S.à r.l. mit 9.906.800 Stückaktien,
- die DCC Management Beteiligungs GmbH & Co. KG mit 1.696.000 Stückaktien.

Die Einlage der Aktionäre wird dadurch erbracht, dass das Vermögen der DCC HoldCo 3 (drei) GmbH mit der Umwandlung das Vermögen der Aktiengesellschaft wird.

IV.

Zur Angemessenheit der Leistung für die vorstehend bezeichnete Sacheinlage (Vermögen der DCC HoldCo 3 (drei) GmbH) wird dargelegt:

1. Das nach Abzug der Schulden verbleibende Vermögen der DCC HoldCo 3 (drei) GmbH erreicht die Höhe des Grundkapitals der Gesellschaft (§ 245 Abs. 1 Satz 2 i.V.m. § 220 Abs. 1 UmwG). Ausweislich des von Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft geprüften und mit einem uneingeschränkten Bestätigungsvermerk versehenen Jahresabschlusses der DCC HoldCo 3 (drei) GmbH zum 30. September 2005, der in Kopie als **Anlage 2** diesem Bericht beigefügt ist, betrug das Reinvermögen (Aktiva, vermindert um die Verbindlichkeiten einschließlich der Rückstellungen für ungewisse Verbindlichkeiten) der Gesellschaft zum Stichtag EUR 116.791.266,59 und überstieg damit deutlich das Stammkapital der Gesellschaft von EUR 1.450.350. Es ist denkbar, dass sich das bilanzielle Nettovermögen im Laufe des Geschäftsjahres auf Grund von Einmal-Sonderaufwendungen um bis zu EUR 20 Mio. bis zum Ende des laufenden Geschäftsjahres vermindern wird. Anzeichen dafür, dass sich das Reinvermögen in der Zeit nach dem Stichtag über diesen Betrag hinaus verringert hat oder bis zum Geschäftsjahresende verringern wird, sind allerdings nicht ersichtlich.

2. Dem Formwechsel sind keine Rechtsgeschäfte vorangegangen, die auf den Übergang des Vermögens der Gesellschaft auf die durch Formwechsel zu gründende Aktiengesellschaft hingezielt haben. Das Vermögen der Gesellschaft, das die Sacheinlageleistung bei der Aktiengesellschaft darstellt, wurde im Rahmen des laufenden Geschäftsbetriebs der Gesellschaft geschaffen und erworben.

3. Bei der DCC HoldCo 3 (drei) GmbH handelt es sich um eine Gesellschaft mit geringen operativen Aktivitäten. Mit Ausnahme der Verwaltung ihres eigenen Vermögens, das ausschließlich in Anteilen an verbundenen Unternehmen besteht, der Führung ihrer Tochtergesellschaften und der Erfüllung von bestimmten Aufgaben aus einem konzerninternen Dienstleistungsvertrag war sie nicht geschäftlich tätig. Da die DCC HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren vor der Fassung des Umwandlungsbeschlusses Vermögensgegenstände weder angeschafft noch hergestellt hat, sind auch keine Anschaffungs- und Herstellungskosten angefallen (vgl. § 32 Abs. 2 Nr. 2 AktG). Entsprechend zeigen die

Bilanzen der Gesellschaft zum 30. September 2005 und zum 30. September 2004 jeweils keine Veränderungen gegenüber dem Vorjahr beim Anlagevermögen der Gesellschaft.

4. Zum Nachweis der Betriebserträge der DCC HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren (vgl. § 32 Abs. 2 Nr. 3 AktG) fügen wir als **Anlagen 1 und 2** Kopien der Jahresabschlüsse für die Geschäftsjahre 2003/2004 und 2004/2005 bei. Daraus ergibt sich folgende Ergebnisentwicklung:

   a) Ausweislich der Bilanz für das Geschäftsjahr 2003/2004 bestand zum 30. September 2004 ein Jahresfehlbetrag von EUR 24.669.583,35. Der Jahresfehlbetrag beruhte im Wesentlichen auf der Übernahme des Verlusts abhängiger Unternehmen auf Grund des Ergebnisabführungsvertrags mit der DCC HoldCo 4 (vier) GmbH und Zinsen auf ein Gesellschafterdarlehen. Der ausgeglichene Verlust betrug EUR 18,014 Mio., die Zinsen auf das Gesellschafterdarlehen EUR 5,439 Mio. In der Bilanz ist ferner ein Verlustvortrag von EUR 20.914.706,86 ausgewiesen. Mit Wirkung zum 30. Juni 2004 hat die Gesellschafterin der Gesellschaft, die DCC Luxembourg 2 S.à r.l., auf ein Darlehen nebst aufgelaufener Zinsen in Höhe von insgesamt EUR 77 Mio. verzichtet und diesen Betrag der Kapitalrücklage der Gesellschaft zugeführt. Entsprechend stand dem Jahresfehlbetrag und dem Verlustvortrag zum 30. September 2004 eine Kapitalrücklage in Höhe von EUR 118.751.177,75 gegenüber.

   b) Ausweislich der Bilanz für das Geschäftsjahr 2004/2005 bestand ein Jahresfehlbetrag von EUR 58.001.584,39. Der Jahresfehlbetrag beruhte im Wesentlichen auf der Übernahme des Verlusts abhängiger Unternehmen. In der Bilanz ist ferner ein Verlustvortrag von EUR 45.584.290,21 ausgewiesen. Die Kapitalrücklage der Gesellschaft erhöhte sich im Geschäftsjahr 2004/2005 durch Einzahlungen unmittelbarer und mittelbarer Gesellschafter um mehr als EUR 100 Mio. Dem Jahresfehlbetrag und dem Verlustvortrag stand zum 30. September 2005 damit eine Kapitalrücklage in Höhe von EUR 218.926.791,19 gegenüber.

   c) Es ist zu erwarten, dass die Gesellschaft auch am Geschäftsjahresende am 30. September 2006 einen Jahresfehlbetrag ausweisen wird, der aber bei vorsichtiger Abschätzung einen Betrag von EUR 20 Mio. nicht übersteigen wird. In der Bilanz wird ferner ein Verlustvortrag in Höhe von ca. EUR 103,6 Mio. ausgewiesen werden. Dem Jahresfehlbetrag und dem Verlustvortrag wird, vorbehaltlich einer Verrechnung, die Kapitalrücklage in Höhe von ca. EUR 218,9 Mio. gegenüber stehen.

5. Die hohen Verluste der letzten Jahre wurden durch ein umfangreiches operatives Restrukturierungsprogramm und u.a. damit zusammenhängende Finanzierungsaufwendungen

verursacht. Als Obergesellschaft der Demag Cranes & Components-Gruppe hat die Gesellschaft freiwillig einen konsolidierten Konzernabschluss nach International Financial Reporting Standards erstellt. Die nachfolgende Tabelle mit wesentlichen Ertragskennzahlen der Gruppe über die letzten drei Jahre gibt einen Überblick über die operative Entwicklung und die Beiträge zu den aufgelaufenen Verlusten.

Kennzahl	2003	2004	2005
Umsatz (sales) in TEUR	666.689	620.812	660.224
Bruttogewinn (gross profit) in TEUR	121.238	145.372	176.923
Betriebliches Ergebnis (EBIT) in TEUR	-46.827	-7.156	17.844
Zinsen und ähnliche Erträge/Aufwendungen (interest and similar income/expense) in TEUR	-10.346	-29.533	-23.566
Ergebnis nach Steuern (profit after tax) in TEUR	-39.100	-22.505	-3.686

Das konsolidierte Eigenkapital der Gruppe hat sich in dieser Zeit wie folgt entwickelt:

- 2003: TEUR -5.267
- 2004: TEUR 53.657
- 2005: TEUR 146.289

6. Die Gründer sind der Auffassung, dass der Ertragswert der Gesellschaft und des Konzerns das bilanzielle Nettovermögen der Gesellschaft deutlich übersteigt.

V.

Über die Lage und den bisherigen Geschäftsverlauf der formwechselnden Gesellschaft erklären wir:

1. Im Hinblick auf die Höhe des Stammkapitals verweisen wir auf die Ausführungen unter II.

2. Die DCC HoldCo 3 (drei) GmbH befasst sich seit ihrer Gründung mit der Verwaltung ihres Vermögens, das ausschließlich aus Anteilen an verbundenen Unternehmen besteht, und der Leitung ihrer Tochtergesellschaften. Die operativ tätigen Tochtergesellschaften der Gesellschaft sind im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet von Transportverfahren, einschließlich Krane und ähnliche Produkte, sowie deren Komponenten tätig.

3. Auch im laufenden Geschäftsjahr betätigt sich die Gesellschaft bisher nur als Holding-Gesellschaft. Eine Änderung ihres Unternehmensgegenstands oder des Tätigkeitsschwerpunkts ihrer Tochtergesellschaften hat sich nicht ergeben.

4. Allerdings ist beabsichtigt, dass die Gesellschaft in naher Zukunft die Anteile an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, gegen Ausgabe eigener Aktien erwirbt. Diese Sachkapitalerhöhung wird Gegenstand einer Prüfung durch einen gerichtlich bestellten Prüfer nach § 183 Abs. 3 AktG sein. Der Einbringungsvertrag wird als Nachgründungsvertrag i.S.d. § 52 AktG behandelt werden.

5. Möglicherweise wird die Gesellschaft in Zukunft verstärkt gruppeninterne Dienstleistungen an ihre Tochtergesellschaften erbringen.

6. Der Gegenstand des Unternehmens wird im Hinblick auf die Einbringung der Anteile an der Gottwald HoldCo 3 (drei) GmbH einschließlich ihrer operativ tätigen Tochtergesellschaften und die Erbringung gruppeninterner Dienstleistungen wie folgt erweitert: Gegenstand des Unternehmens ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und der Erbringung von Dienstleistungen auf dem Gebiet von Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensysteme und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Erbringung von Dienstleistungen an Gesellschaften der Gruppe: Die Gesellschaft kann auf den in vorstehend genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck.auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

5. Im Hinblick auf die wirtschaftliche Situation verweisen wir auf die Ausführungen unter IV., insb. 1. und 4., insb. lit. c) und 5.

VI.

Der Aufsichtsrat der DCC HoldCo 3 (drei) GmbH setzt sich aus 12 Personen zusammen und ist gemäß den §§ 1 Abs. 1, 5 Abs. 1, 7 Abs. 1 Nr. 1 MitbestG aus sechs Vertretern der Anteilseigner und sechs Vertretern der Arbeitnehmer gebildet worden.

Der gegenwärtig bestehende Aufsichtsrat der Gesellschaft besteht gemäß § 203 UmwG als Aufsichtsrat der aus der Umwandlung hervorgehenden Aktiengesellschaft fort und setzt sich wie folgt zusammen:

1. Dr. Horst Heidsieck
2. Heinrich Fischer
3. Reinhard Gorenflos
4. Eberhard Kuhn
5. Prof. Heinrich Pack
6. Werner Paschke

- als Anteilseignervertreter -

7. Josef Berger
8. Gerd-Uwe Boguslawski
9. Alfred Hack
10. Reinhard Möller
11. Hubert Rosenthal
12. Ralph Triebel

- als Arbeitnehmervertreter -

VII.

Der Aufsichtsrat hat mit Beschluss vom 28. April 2006 die Herren

1. Harald J. Joos
2. Dirk Kießling

zu Mitgliedern des Vorstands bestellt und Herrn

Harald J. Joos

zum Vorsitzenden des Vorstands bestellt.

VIII.

Die Demag Cranes AG hat den Umwandlungsaufwand bis zur Höhe von EUR 90.000 übernommen. § 22 Abs. 2 der Satzung enthält eine entsprechende Festsetzung.

Beim Formwechsel wurden keine Aktien von Mitgliedern des Vorstands oder des Aufsichtsrates übernommen. Die DCC Management Beteiligungs GmbH & Co. KG hält ihre Anteile an der Gesellschaft wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an der DCC Management Beteiligungs GmbH & Co. KG halten. Zu dieser Gruppe gehören u.a. auch das Vorstandsmitglied Joos und verschiedene Anteilseignervertreter im Aufsichtsrat der Gesellschaft. Kein Mitglied des Vorstands oder des Aufsichtsrates hat sich einen besonderen Vorteil, eine Entschädigung oder eine Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

IX.

Zum Abschlussprüfer für den ersten Jahresabschluss der umgewandelten Aktiengesellschaft wurde die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, bestellt.

X.

Wir haben im Umwandlungsbeschluss vom 28. April 2006 auf die Erstattung eines Umwandlungsberichts durch die Geschäftsführer der DCC HoldCo 3 (drei) GmbH gemäß § 192 Abs. 3 UmwG, auf das Angebot einer Barabfindung gemäß § 207 UmwG und auf unser Anfechtungsrecht gemäß §§ 195, 196 UmwG verzichtet.

Düsseldorf, den 28. April 2006

DCC Luxembourg 2 S.à r.l., vertreten durch deren alleinvertretungsberechtigten Geschäftsführer

Werner Paschke

Düsseldorf, den 28. April 2006

DCC Management Beteiligungs GmbH & Co. KG, vertreten durch ihre Komplementärin, die Demag Management Equity Participation Verwaltungs GmbH, vertreten durch deren Geschäftsführer

Dr. Horst Heidsieck

Düsseldorf, den 28. April 2006

DCC Management Beteiligungs GmbH & Co. KG, vertreten durch ihre Komplementärin, die Demag Management Equity Participation Verwaltungs GmbH, vertreten durch deren Geschäftsführer

René Pepyn Dinandt

Die Übereinstimmung vorstehender Abschrift mit der mir vorliegenden Urschrift beglaubige ich.

Düsseldorf, den 2. Mai 2006

Dr. Armin Hauschild
Notar

Umwandlungs-Gründungsprüfungsbericht

der Mitglieder des Vorstands und des Aufsichtsrats

Wir, die unterzeichnenden sämtlichen Mitgliedes des Vorstands und des Aufsichtsrats der durch formwechselnde Umwandlung der DCC HoldCo 3 (drei) GmbH (HR B 5548, Amtsgericht Hagen) gemäß §§ 238 ff. UmwG entstehenden

Demag Cranes AG, Wetter (Ruhr),

erstatten gemäß §§ 245 Abs. 1, 197 UmwG i.V.m. § 33 Abs. 1 AktG folgenden Prüfungsbericht:

1. Bei der Prüfung haben uns die folgenden Unterlagen vorgelegen:

   a) Ausfertigung des notariellen Protokolls über die Gesellschafterversammlung der DCC HoldCo 3 (drei) GmbH vom 28. April 2006 (UR-Nr. H 1418 / 2006 des Notars Dr. Armin Hauschild in Düsseldorf), in der die formwechselnde Umwandlung der DCC HoldCo 3 (drei) GmbH in die Demag Cranes AG (die „**Aktiengesellschaft**") beschlossen und die Satzung der Aktiengesellschaft festgestellt sowie der Abschlussprüfer der Gesellschaft bestellt worden ist.

   b) Niederschrift über den Beschluss des Aufsichtsrats der Aktiengesellschaft vom 28. April 2006 betreffend die Bestellung des Vorstands der Gesellschaft.

   c) Jahresabschluss der DCC HoldCo 3 (drei) GmbH zum 30. September 2005.

   d) Umwandlungs-Gründungsbericht nebst Anlagen der DCC Luxembourg 2 S.à r.l. und der DCC Management Beteiligungs GmbH & Co. KG als Gesellschafter der DCC HoldCo 3 (drei) GmbH, die für die formwechselnde Umwandlung gestimmt haben, vom 28. April 2006.

2. Der sich aus den vorgenannten Urkunden ergebende Hergang des Formwechsels entspricht nach unserer Prüfung den gesetzlichen Vorschriften. Insbesondere haben wir Folgendes festgestellt:

   a) Die von den Gesellschaftern der DCC HoldCo 3 (drei) GmbH, die für die formwechselnde Umwandlung gestimmt haben, im Umwandlungs-Gründungsbericht gemachten Angaben sind vollständig und richtig.

b) Das Grundkapital der Aktiengesellschaft in Höhe von EUR 11.602.800 ist durch den Wert des Reinvermögens der Gesellschaft gedeckt. Dies ergibt sich sowohl aus dem nach HGB-Grundsätzen aufgestellten Einzelabschluss der Gesellschaft zum 30. September 2005 als auch aus dem nach International Financial Reporting Standards aufgestellten Konzernabschluss der Gesellschaft zum 30. September 2005. Auch der Ertragswert zeigt, dass der Wert des Unternehmens den Betrag des Grundkapitals deutlich übersteigt. Überbewertungen sind nicht vorgenommen worden.

c) Rechtsgeschäfte, die auf den Erwerb des Vermögens des bisherigen Rechtsträgers durch die Aktiengesellschaft hingezielt haben, sind nicht getätigt worden.

d) Sondervorteile zu Gunsten von Gesellschaftern sind nicht ausbedungen.

e) Gemäß § 22 der Satzung trägt die Gesellschaft den Aufwand für den Formwechsel bis zu einer Höhe von EUR 90.000. Der Aufwand für den Formwechsel wird auf weniger als EUR 90.000 geschätzt. Einwendungen gegen diesen Ansatz sind nicht zu erheben.

f) Uns ist bekannt, dass das Vorstandsmitglied Joos sowie einzelne Mitglieder des Aufsichtsrats an der DCC Management Beteiligungs GmbH & Co. KG beteiligt sind und daher zwangsläufig in Zukunft an einer Gesellschaft beteiligt sind, die für sie Aktien der Aktiengesellschaft hält. Im Übrigen haben aber weder die Mitglieder des Vorstands noch die des Aufsichtsrats Aktien für eigene oder fremde Rechnung übernommen.

g) Weder ein Mitglied des Vorstands noch ein Mitglied des Aufsichtsrats hat sich einen besonderen Vorteil oder eine Entschädigung oder Belohnung für den Formwechsel oder seine Vorbereitung ausbedungen.

Düsseldorf, den 28. April 2006

Der Vorstand:

Harald Joachim Joos

Dirk Kießling

Düsseldorf, den 28. April 2006

Der Aufsichtsrat:

Dr. Horst Heidsieck

Josef Berger

Gerd-Uwe Boguslawski

Heinrich Fischer

Reinhard Gorenflos

Alfred Hack

Eberhard Kuhn

Reinhard Möller

Prof. Heinrich Pack

Werner Paschke

Hubert Rosenthal

Hubert Rosenthal

[signature]

Ralph Triebel

Gesellschaftsvertrag der DCC HoldCo 3 (drei) GmbH

I. Allgemeine Bestimmungen

1. Firma, Sitz

1.1 Die Firma der Gesellschaft lautet:

DCC HoldCo 3 (drei) GmbH.

1.2 Sitz der Gesellschaft ist Wetter.

2. Gegenstand des Unternehmens

Gegenstand der Gesellschaft sind die Führung, die Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet von Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Erbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.

3. Bekanntmachungen

Die Bekanntmachungen der Gesellschaft werden im Bundesanzeiger veröffentlicht.

II. Stammkapital und Geschäftsanteile

4. Stammkapital, Stammeinlage

4.1 Das Stammkapital der Gesellschaft beträgt EUR 1.450.350,-- (in Worten: eine Million vierhundertfünfzigtausenddreihundertfünfzig Euro).

5. Einziehung von Geschäftsanteilen

5.1 Die Einziehung von Geschäftsanteilen ist mit Zustimmung des betroffenen Gesellschafters zulässig.

5.2 Die Einziehung erfolgt durch Erklärung der Geschäftsführer aufgrund eines Beschlusses der Gesellschafter. Statt der Einziehung können die Gesellschafter beschließen, daß der betroffene Gesellschafter den Geschäftsanteil auf die Gesellschaft oder auf eine im Beschluß zu benennende Person zu übertragen hat. Bei Abtretung an einen Dritten haftet die Gesellschaft für die Vergütung wie ein selbstschuldnerischer Bürge.

5.3 Der betroffene Gesellschafter ist ab Mitteilung der Einziehung vom Stimmrecht und vom Recht auf Gewinnbezug ausgeschlossen.

5.4 Soweit keine zwingende Gesetzesbestimmung entgegensteht, kann ein eingezogener Geschäftsanteil durch Beschluß der Gesellschafter neu gebildet werden.

6. Abfindung

6.1 Im Falle der Einziehung gemäß § 5.1 oder der die Einziehung ersetzenden Übertragung gemäß § 5.2 entspricht die Höhe des Einziehungsentgeltes dem im zugrundeliegenden Beschluss bestimmten Betrag und entsprechen die Zahlungsmodalitäten den im zugrundeliegenden Beschluss bestimmten Zahlungsmodalitäten, sofern der Gesellschafter, dessen Anteil eingezogen wird, diesem Betrag sowie den Zahlungsmodalitäten in Textform zugestimmt hat. Einer gesonderten Zustimmung bedarf es nicht, wenn der betroffene Gesellschafter dem Beschluss zustimmt.

7. **Verfügung über Geschäftsanteile**

7.1 Die Abtretung eines Geschäftsanteils oder von Teilen eines Geschäftsanteils sowie jede andere Verfügung über einen Geschäftsanteil bedarf zu ihrer Wirksamkeit der Zustimmung der Gesellschafterversammlung.

III. Geschäftsführung

8. **Geschäftsführung**

8.1 Die Gesellschaft hat einen oder -sofern gesetzlich vorgeschrieben oder durch Beschluss des Aufsichtsrates bestimmt - mehrere Geschäftsführer.

8.2 Der Aufsichtsrat kann einen Vorsitzenden der Geschäftsführung ernennen.

8.3 Die Geschäftsführer führen die Geschäfte nach Maßgabe der Gesetze, des Gesellschaftsvertrags, einer von den Gesellschaftern beschlossenen Geschäftsordnung, in der auch die Geschäftsverteilung geregelt wird, und den sonstigen Beschlüssen der Gesellschafter.

8.4 Die Gesellschafter und der Aufsichtsrat können durch Beschluß bestimmen, daß bestimmte Arten von Geschäften nur mit ihrer Zustimmung vorgenommen werden dürfen. Die Gesellschafter können geschäftsleitende Weisungen erteilen und Richtlinien für die Geschäftspolitik aufstellen.

9. **Vertretung**

9.1 Ist nur ein Geschäftsführer bestellt, vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer in Gemeinschaft mit einem Prokuristen vertreten.

9.2 Die Gesellschafterversammlung kann einem oder mehreren Geschäftsführern Alleinvertretungsmacht erteilen. Der Aufsichtsrat kann einen oder mehrere Geschäftsführer von den Beschränkungen des § 181 BGB befreien.

IV. Aufsichtsrat

10. Zusammensetzung des Aufsichtsrats und Amtszeit seiner Mitglieder

10.1 Die Gesellschaft hat einen Aufsichtsrat, sofern dessen Einrichtung gesetzlich vorgeschrieben oder von der Gesellschafterversammlung beschlossen worden ist. Die Zahl der Mitglieder wird im Rahmen der gesetzlichen Vorgaben durch Gesellschafterbeschluss bestimmt. Die Aufsichtsratsmitglieder der Anteilseigner werden von der Gesellschafterversammlung gewählt und abberufen. Wahl und Abberufung der Aufsichtsratsmitglieder der Arbeitnehmer richten sich nach den hierfür einschlägigen Bestimmungen.

10.2 Die Aufsichtsratsmitglieder werden für die Zeit bis zur Beendigung der Gesellschafterversammlung gewählt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Geschäftsjahr, in dem die Amtszeit beginnt, wird nicht mitgerechnet. Die Gesellschafterversammlung kann für Mitglieder der Anteilseigner bei der Wahl eine kürzere Amtszeit bestimmen. Scheidet ein Aufsichtsratsmitglied vor Ablauf seiner Amtszeit aus dem Aufsichtsrat aus, ohne dass ein Ersatzmitglied nachrückt, so erfolgt die Wahl des Nachfolgers, soweit die Gesellschafterversammlung die Amtszeit nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Mitglieds.

10.3 Mit der Bestellung eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das Mitglied des Aufsichtsrats wird, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet. Das Amt eines in den Aufsichtsrat nachgerückten Ersatzmitglieds erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Mitglieds.

10.4 Jedes Mitglied und Ersatzmitglied eines Aufsichtsrats kann sein Amt durch eine an den Vorsitzenden des Aufsichtsrats und an die Geschäftsführung zu richtende Erklärung unter Einhaltung einer Frist von vier Wochen niederlegen.

11. Vorsitzender und Stellvertreter

Soweit das Gesetz über die Mitbestimmung der Arbeitnehmer (MitbestG) Anwendung findet, wählt der Aufsichtsrat aus seiner Mitte gemäß § 27 MitbestG einen Vorsitzenden und einen oder mehrere Stellvertreter für die in Ziff. 10.2 bestimmte Amtszeit. Die Wahl erfolgt im Anschluss an die Gesellschafterversammlung, in der die Aufsichtsratsmitglieder der Anteilseigner gewählt worden sind, in einer ohne besondere Einladung stattfindenden Sitzung.

Anschließend bildet der Aufsichtsrat zur Wahrnehmung der in § 27 Abs. 3 MitbestG genannten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter aus den Mitgliedern der Arbeitnehmer sowie je ein von den Mitgliedern der Arbeitnehmer und der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewähltes Mitglied angehören.

Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus, so hat der Aufsichtsrat unverzüglich eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

12. Einberufung der Sitzungen

Die Sitzungen des Aufsichtsrats werden durch den Vorsitzenden mit einer Frist von 14 Tagen schriftlich, in elektronischer Form oder Textform einberufen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Frist auf höchstens drei Tage abkürzen und mündlich, fernmündlich, fernschriftlich, in elektronischer Form oder durch Fernkopie einladen. Mit der Einberufung sind die Gegenstände der Tagesordnung und etwa vorliegende Beschlussvorschläge mitzuteilen. Der Vorsitzende kann aus erheblichen Gründen eine von ihm einberufene Sitzung aufheben oder verlegen.

13. Beschlussfassung des Aufsichtsrats

13.1 Beschlüsse des Aufsichtsrats werden in der Regel in den Sitzungen gefasst. Der Vorsitzende bestimmt die Reihenfolge der Verhandlungsgegenstände und die Art der Abstimmung. Schriftliche, in elektronischer oder Textform, tele-

grafische, fernschriftliche, oder fernkopierte Beschlussfassungen sind zulässig, wenn kein Mitglied diesem Verfahren innerhalb einer vom Vorsitzenden bestimmten angemessenen Frist widerspricht.

13.2 Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich der Stimme enthält. Abwesende Mitglieder können an der Beschlussfassung des Aufsichtsrat teilnehmen, indem sie eine schriftliche Stimmabgabe durch ein anderes Mitglied überreichen lassen.

13.3 Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Punkte der Tagesordnung vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Anteilseigner und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung desselben Tagesordnungspunktes ist er nicht befugt.

13.4 Der Aufsichtsrat beschließt mit der Mehrheit der abgegebenen Stimmen, soweit nicht gesetzlich zwingend etwas anderes bestimmt ist. Ergibt eine Abstimmung Stimmengleichheit, so hat, sofern das MitbestG Anwendung findet, jedes Mitglied des Aufsichtsrats das Recht, eine erneute Abstimmung über denselben Gegenstand zu verlangen. Ergibt auch sie Stimmengleichheit, hat der Vorsitzende zwei Stimmen. Absatz 2 Satz 3 ist auch auf die Abgabe der zweiten Stimme anzuwenden.

13.5 Beschlüsse, deren Gegenstände nicht ordnungsgemäß angekündigt worden sind, werden nur wirksam, wenn kein Mitglied des Aufsichtsrats der Beschlussfassung widerspricht. Abwesenden Mitgliedern ist Gelegenheit zu geben, innerhalb einer vom Vorsitzenden bestimmten angemessenen Frist zu widersprechen.

13.6 Der Vorsitzende ist ermächtigt, die Beschlüsse des Aufsichtsrats und seiner Ausschüsse durchzuführen und die dazu erforderlichen Willenserklärungen abzugeben.

13.7 Über Sitzungen des Aufsichtsrats ist eine Niederschrift anzufertigen, die der Vorsitzende unterzeichnet. In der Niederschrift sind der Ort und der Tag der Sitzung, die Teilnehmer, die Gegenstände der Tagesordnung, der wesentliche Inhalt der Verhandlungen und die Beschlüsse des Aufsichtsrats wiederzugeben. Beschlüsse, die nicht in Sitzungen gefasst worden sind, werden vom Vorsitzenden in einer Niederschrift festgestellt. Die Niederschrift nach Satz 1 und 2 wird jedem Aufsichtsratsmitglied unverzüglich in Abschrift zugeleitet.

14. Aufgaben und Verantwortlichkeit des Aufsichtsrats

14.1 Der Aufsichtsrat hat die ihm durch Gesetz und Gesellschaftsvertrag zugewiesenen Rechte und Pflichten. Zu seinen Aufgaben gehören insbesondere:

a) Beratung und Überwachung der Geschäftsführung,

b) soweit das MitbestG Anwendung findet, die Bestellung und Widerruf der Bestellung der Geschäftsführer sowie Abschluss, Änderung, Aufhebung oder Kündigung der Anstellungsverträge,

c) Einberufung der Gesellschafterversammlung, wenn das Wohl der Gesellschaft es erfordert,

d) soweit das MitbestG Anwendung findet, Prüfung des Jahresabschlusses, des Lageberichts und des Vorschlags für die Verwendung des Bilanzgewinns sowie Abgabe eines schriftlichen Berichts über das Ergebnis der Prüfung an die Gesellschafterversammlung.

Der Aufsichtsrat kann von der Geschäftsführung jederzeit eine Berichterstattung nach Maßgabe des § 90 Abs. 3, 4 und 5 Satz 1 und 2 AktG verlangen.

14.2 Die Mitglieder des Aufsichtsrats haben bei der Ausübung ihrer Tätigkeit die Sorgfalt ordentlicher und gewissenhafter Amtswalter anzuwenden. Über vertrauliche Angaben und Geheimnisse der Gesellschaft, namentlich Betriebs- oder Geschäftsgeheimnisse, die ihnen durch ihre Tätigkeit im Aufsichtsrat bekannt werden, haben sie Stillschweigen zu bewahren. Will ein Mitglied des Aufsichtsrats Informationen weitergeben, von denen nicht mit Sicherheit

auszuschließen ist, dass sie vertraulich sind oder Geheimnisse der Gesellschaft betreffen, so hat es den Vorsitzenden des Aufsichtsrats vorher zu unterrichten und ihm Gelegenheit zur Stellungnahme zu geben.

15. Vergütung

Die Mitglieder des Aufsichtsrats erhalten neben dem Ersatz ihrer Auslagen eine jährliche Vergütung, die durch Beschluss der Gesellschafter festgesetzt wird.

16. Zustimmungspflichtige Geschäfte

Die Geschäftsführung bedarf der Zustimmung des Aufsichtsrats zur Vornahme folgender Geschäfte, wenn sie über den Rahmen des normalen Geschäftsbetriebs hinausgehen oder von erheblicher wirtschaftlicher Bedeutung für das Unternehmen sind:

a) Errichtung und Auflösung von Zweigniederlassungen,

b) Erwerb, Veräußerung und Verpfändung von Beteiligungen an anderen Unternehmen,

c) Aufnahme neuer und Aufgabe vorhandener Geschäfts- und Produktionszweige,

d) Erwerb, Veräußerung und Belastung von Grundstücken, grundstücksgleichen Rechten und Rechten an Grundstücken,

e) Übernahme von Bürgschaften, Garantien oder ähnlichen Haftungen,

f) Gewährung von Darlehen und sonstigen Krediten,

g) Emission von Anleihen.

V. Gesellschafter

17. Rechte der Gesellschafter

17.1 Der Beschlußfassung der Gesellschafter unterliegen alle Angelegenheiten, die nicht durch zwingende Vorschriften des Gesetzes oder durch diesen Gesellschaftsvertrag der Geschäftsführung oder dem Aufsichtsrat anvertraut sind.

17.2 Die Gesellschafter können die ihnen nach Ziff. 8.3 und 8.4 zustehenden sowie alle sonstigen nicht zwingend der Gesellschafterversammlung vorbehaltenen Rechte auf einen Gesellschafterausschuß übertragen.

18. Gesellschafterbeschlüsse

18.1 Die Beschlüsse der Gesellschafter werden in Versammlungen oder durch schriftliche, elektronische, fernschriftliche, fernmündliche oder fernkopierte Stimmabgaben gefaßt, wenn sich alle Gesellschafter mit der Beschlußfassung einverstanden erklären oder sich an ihr beteiligen.

18.2 Die Beschlüsse der Gesellschafter werden, soweit das Gesetz oder dieser Gesellschaftsvertrag nicht zwingend etwas anderes vorschreiben, mit der einfachen Mehrheit der abgegebenen Stimmen gefaßt. Je EUR 50,00 eines Geschäftsanteils gewähren eine Stimme.

18.3 Eine Anfechtungsklage muß innerhalb von einem Monat nach der Beschlußfassung erhoben werden. Ist der Beschluß außerhalb einer Gesellschafterversammlung ohne Beteiligung des Anfechtenden gefaßt worden, muß die Anfechtungsklage innerhalb von einem Monat nach Erhalt des schriftlichen Beschlußprotokolls erhoben werden.

19. Gesellschafterversammlung

19.1 Die Gesellschafterversammlung wird durch die Geschäftsführer einberufen. Zur Gesellschafterversammlung sind alle Gesellschafter schriftlich unter Beachtung einer Frist von zwei Wochen einzuladen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Versammlung

nicht mitgerechnet. Mit der Einladung sind die Gegenstände der Tagesordnung mitzuteilen.

19.2 Den Vorsitz in der Gesellschafterversammlung führt der Gesellschafter, der die größte Beteiligung an der Gesellschaft hält, wenn die Versammlung keinem anderen Gesellschafter den Vorsitz überträgt.

19.3 Die Gesellschafterversammlung ist beschlußfähig, wenn mindestens 70 % des Stammkapitals vertreten sind. Erweist sich eine Gesellschafterversammlung als nicht beschlußfähig, so ist innerhalb von zwei Wochen eine zweite Versammlung mit gleicher Tagesordnung einzuberufen, die ohne Rücksicht auf die Höhe des vertretenen Stammkapitals beschlußfähig ist; hierauf ist in der Einberufung hinzuweisen.

19.4 Die ordentliche Gesellschafterversammlung findet in den ersten acht Monaten des Geschäftsjahres statt. Sie beschließt über die Feststellung des Jahresabschlusses und die Verwendung des Ergebnisses, über die Entlastung der Geschäftsführer und der Mitglieder des Gesellschafterausschusses sowie die Wahl des Abschlußprüfers.

20. Gesellschafterausschuß/Beirat

20.1 Durch Beschluß der Gesellschafter kann ein Gesellschafterausschuß gebildet werden. In dem Beschluß können die Gesellschafter bestimmen, aus wie vielen Mitgliedern der Ausschuß bestehen soll. Die Mitglieder des Gesellschafterausschusses werden durch die Gesellschafterversammlung mit einfacher Mehrheit der abgegebenen Stimmen längstens für eine Zeit von fünf Jahren bestellt.

20.2 Die Mitglieder des Gesellschafterausschusses können ihr Amt jederzeit durch schriftliche Erklärung gegenüber den Geschäftsführern niederlegen.

20.3 Der Gesellschafterausschuß hat die ihm von den Gesellschaftern übertragenen Aufgaben.

20.4 Der Gesellschafterausschuß ist beschlußfähig, wenn mindestens die Hälfte seiner Mitglieder an der Beschlußfassung teilnimmt. Ein Mitglied kann sich

durch ein anderes Mitglied aufgrund schriftlicher Vollmacht vertreten lassen. Der Gesellschafterausschuß faß seine Beschlüsse mit der Mehrheit der abgegebenen Stimmen, soweit nicht gesetzlich zwingend etwas anderes bestimmt ist.

20.5 Der Gesellschafterausschuß gibt sich eine Geschäftsordnung, wenn nicht die Gesellschafterversammlung die Geschäftsordnung erläßt.

20.6 Die Mitglieder des Gesellschafterausschusses haben Anspruch auf Ersatz ihrer Auslagen. Die Gesellschafterversammlung kann beschließen, daß den Mitgliedern des Gesellschafterausschusses darüber hinaus eine jährliche Vergütung gezahlt wird.

20.7 Statt oder zusätzlich zu dem Gesellschafterausschuß kann durch Beschluß der Gesellschafter ein Beirat eingerichtet werden, der die Aufgabe hat, die Geschäftsführung zu beraten. In dem Beschluß können die Gesellschafter bestimmen, aus wie vielen Mitgliedern der Beirat bestehen soll. Die Mitglieder des Beirats werden durch die Gesellschafterversammlung mit einfacher Mehrheit der abgegebenen Stimmen für eine Zeit von bis zu fünf Jahren gewählt. Durch Beschluß der Gesellschafter wird das für den Beirat zu beachtende Verfahren und die Vergütung der Beiratsmitglieder festgelegt.

VI. Geschäftsjahr, Jahresabschluß

21. *Geschäftsjahr, Jahresabschluß*

21.1 Das Geschäftsjahr beginnt am 1. Oktober und endet am 30. September des folgendes Jahres. Das erste Geschäftsjahr ist ein Rumpfgeschäftsjahr, beginnend mit der Eintragung der Gesellschaft in das Handelsregister und endet mit dem auf die Eintragung in das Handelsregister folgenden 30. September.

21.2 Die Geschäftsführer haben in den ersten drei Monaten des Geschäftsjahres den Jahresabschluß und -soweit gesetzlich vorgeschrieben oder von den Gesellschaftern verlangt- den Lagebericht für das vergangene Geschäftsjahr aufzustellen und dem Abschlußprüfer vorzulegen. Unverzüglich nach Eingang des Prüfungsberichts des Abschlußprüfers haben die Geschäftsführer der Gesell-

schafterversammlung den Jahresabschluß, den Lagebericht und den Prüfungsbericht zugleich mit dem Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

VII. Schlußbestimmung

22. Gründungsaufwand

Die mit dieser Urkunde und ihrer Durchführung verbundenen Kosten (Notar-, Gerichts- und Veröffentlichungskosten) sowie die Kosten, die mit der Neubestellung der Geschäftsführung verbunden sind (Notar- Gerichts- und Veröffentlichungskosten), trägt die Gesellschaft bis zu einem Betrag von EUR 2.000,00 (in Worten: Euro zweitausend).

23. Salvatorische Klausel

Sollten Bestimmungen dieses Vertrages oder eine künftig in ihn aufgenommene Bestimmung ganz oder teilweise nicht rechtswirksam oder nicht durchführbar sein oder ihre Rechtswirksamkeit oder Durchführbarkeit später verlieren, so soll hierdurch die Gültigkeit der übrigen Bestimmungen des Vertrages nicht berührt werden. Das gleiche gilt, soweit sich herausstellen sollte, daß der Vertrag eine Regelungslücke enthält. Die Parteien sind verpflichtet, anstelle der unwirksamen oder undurchführbaren Bestimmungen oder zur Ausfüllung der Lücke eine angemessene Regelung zu treffen, die, soweit rechtlich möglich, dem am nächsten kommt, was die Gesellschafter gewollt haben oder nach dem Sinn und Zweck des Vertrages gewollt hätten, sofern sie bei Abschluß dieses Vertrages oder bei der späteren Aufnahme einer Bestimmung den Punkt bedacht hätten. Dies gilt auch, wenn die Unwirksamkeit einer Bestimmung etwa auf einem in dem Vertrage vorgeschriebenen Maß der Leistung oder Zeit (Frist oder Termin) beruht; es soll dann ein dem Gewollten möglichst nahekommendes rechtlich zulässiges Maß der Leistung oder Zeit (Frist oder Termin) vereinbart werden.

Zu dem vorstehend wiedergegebenen Wortlaut des Gesellschaftsvertrages bescheinige ich, daß die geänderten Bestimmungen des Gesellschaftsvertrages mit dem Beschluß über die Änderung des Gesellschaftsvertrages vom 27. November 2003 und die unveränderten Bestimmungen mit dem zuletzt zum Handelsregister eingereichten vollständigen Wortlaut des Gesellschaftsvertrages übereinstimmen.

Düsseldorf, den 15. Dezember 2003

L.S. gez. Dr. Oertel

Notar

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
1	a) DCC HoldCo 3 (drei) GmbH b) Wetter (Ruhr) c) Gegenstand der Gesellschaft sind die Führung, die Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Erbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.	1.331.350,00 EUR	a) Ist nur ein Geschäftsführer bestellt, so vertritt er die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer oder durch einen Geschäftsführer gemeinsam mit einem Prokuristen vertreten. b) Geschäftsführer: Moll, Klaus K., Ludwigshafen, *21.10.1948 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen Geschäftsführer: Dr. Halber, Horst J., Bocholt, *20.07.1949 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen		a) Gesellschaft mit beschränkter Haftung Gesellschaftsvertrag vom 08.08.2002	a) 12.12.2003 Bruhn b) Tag der ersten Eintragung: 19.04.2003 Dieses Blatt ist zur Fortführung auf EDV umgeschrieben worden und bei gleichzeitiger Änderung der örtlichen Zuständigkeit an die Stelle des bisherigen Registerblattes (Amtsgericht Wetter HRB 1015) getreten. Freigegeben am 12.12.2003. Gesellschaftsvertrag Bl. 75 ff. SB Beschluss Bl. 73 SB.
2		1.450.350,00 EUR	b) Nicht mehr Geschäftsführer: Moll, Klaus K., Ludwigshafen, *21.10.1948 Geschäftsführer: Joos, Harald J., Stuttgart, *28.05.1962 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.		a) Die Gesellschafterversammlung vom 27. November 2003 hat die Änderung des Gesellschaftsvertrages in § 4 (Stammkapital) und mit ihr die Erhöhung des Stammkapitals um 119.000,00 EUR sowie die Neufassung der §§ 5, 6, 8, 14 und 21 des Gesellschaftsvertrages beschlossen.	a) 31.03.2004 Fischer b) Beschluss, Bl. 123 ff. Sd.-Bd.; Gesellschaftsvertrag, Bl. 148 ff. Sd.-Bd.

Handelsregister B des Amtsgerichts Hagen

Ausdruck
Abruf vom 9.2.2006 13:39

Nummer der Firma: HRB 5548
Seite 2 von 2

Nummer der Eintragung	a) Firma b) Sitz, Niederlassung, Zweigniederlassungen c) Gegenstand des Unternehmens	Grund- oder Stammkapital	a) Allgemeine Vertretungsregelung b) Vorstand, persönlich haftender Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis	Prokura	a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag b) Sonstige Rechtsverhältnisse	a) Tag der Eintragung b) Bemerkungen
1	2	3	4	5	6	7
3				Gesamtprokura gemeinsam mit einem Geschäftsführer mit der Befugnis im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen: Hildebrandt, Jochen, Würselen, *20.11.1962 Jährsen, Ulrich, Essen, *06.07.1961		a) 08.04.2005 Block
4			b) Bestellt als Geschäftsführer: Dr. Zipse, Thomas, Herdecke, *17.12.1956			a) 16.08.2005 Block
5			b) Nach Änderung der besondern Vertretungsbefugnis, weiterhin Geschäftsführer: Dr. Zipse, Thomas, Herdecke, *17.12.1956 mit der Befugnis im Namen der Gesellschaft mit sich im eigenen Namen oder als Vertreter eines Dritten Rechtsgeschäfte abzuschließen.			a) 03.02.2006 Block

Aufgrund heute vorgenommener Einsicht in das elektronische Handelsregister bescheinige ich hiermit, dass der Inhalt des vorstehenden Registerauszuges richtig und vollständig wiedergegeben ist.

Düsseldorf, den 09. Februar 2006

Notar

Anlage 6 – Bilanzen der DCC 3 GmbH zum 30. September 2004 und 2005

Bilanz DCC HoldCo 3 (drei) GmbH (HGB)		
Geschäftsjahresende zum 30. September	**2004** **€ Mio.**	**2005** **€ Mio.**
Finanzanlagen	108,2	108,2
Anlagevermögen	**108,2**	**108,2**
Forderungen gegen verbundene Unternehmen	-	70,4
Flüssige Mittel	-	-
Umlaufvermögen	-	**70,4**
Summe Aktiva	**108,2**	**178,6**
Gezeichnetes Kapital	1,5	1,5
Kapitalrücklagen	118,7	218,9
Bilanzverlust	45,6	103,6
Eigenkapital	**74,6**	**116,8**
Rückstellungen	0,2	0,2
Verbindlichkeiten gegenüber verbundenen Unternehmen	33,4	61,6
Summe Passiva	**108,2**	**178,6**

Anlage 7 – Anteilsbesitz der DCC 3 GmbH zum 30. September 2005

Name und Sitz des Unternehmens	Land	Anteilseigner
Konsolidierte Unternehmen, Inland		
DCC HoldCo 4 (vier) GmbH, Wetter		DCC HoldCo 3 (drei) GmbH
DCC HoldCo 5 (fünf) GmbH, Wetter		DCC HoldCo 4 (vier) GmbH
Demag Cranes & Components GmbH, Wetter		DCC HoldCo 5 (fünf) GmbH
Kranservice Rheinberg GmbH, Rheinberg		Demag Cranes & Components GmbH
DCC Verwaltungs GmbH, Wetter		Demag Cranes & Components GmbH
DCC Verwaltungs 2 (zwei) GmbH, Wetter		Demag Cranes & Components GmbH
Konsolidierte Unternehmen, Ausland		
Demag Cranes & Components Pty. Ltd., Smithfield	Australien	Demag Cranes & Components GmbH
Mannesmann Dematic (Middle East) EC, Bahrain	Bahrain	Demag Cranes & Components GmbH
Demag Cranes & Components Ltda., Cotia	Brasilien	Demag Cranes & Components GmbH
Demag Cranes & Components (Quinhuangdao) Co. Ltd., Quinhuangdao	China	Demag Cranes & Components GmbH
Demag Cranes & Components (Shanghai) Co. Ltd., Shanghai	China	Demag Cranes & Components GmbH
Demag Cranes & Components Trading (Shanghai) Co. Ltd., Pudong	China	Demag Cranes & Components GmbH
Demag Cranes & Components A/S, Kopenhagen	Dänemark	Demag Cranes & Components GmbH
DCC France HoldCo SA, Chalons en Champagne	Frankreich	DCC HoldCo 5 (fünf) GmbH
Demag Cranes & Components SA, Chalons en Champagne	Frankreich	DCC France Holdco SA
Demag Cranes & Components Ltd., Banbury	Großbritannien	DCC Holdings Ltd.
Demag Cranes & Components Guarantee Ltd., Banbury	Großbritannien	Demag Cranes & Components GmbH
Demag Cranes & Components Holdings Ltd., Banbury	Großbritannien	Demag Cranes & Components GmbH / DCC Guarantee Ltd
Demag Cranes & Components (India) Pte. Ltd., Pune	Indien	Demag Cranes & Components GmbH
Donati Sollevamenti S.r.l., Varese	Italien	Demag Cranes & Components GmbH / DCC S.p.A.
Demag Cranes & Components S.p.A., Agrate Brianza	Italien	Demag Cranes & Components GmbH
Demag Cranes & Components GmbH, Salzburg	Österreich	Demag Cranes & Components GmbH

Name und Sitz des Unternehmens	Land	Anteilseigner
Demag Cranes & Components Sp.Z.o.o., Warschau	Polen	Demag Cranes & Components GmbH
Demag Cranes & Components Ltda., Lissabon	Portugal	Demag Cranes & Components GmbH
Demag Cranes & Components AG, Dietlikon	Schweiz	Demag Cranes & Components GmbH
Demag Cranes & Components Spain Holdco S.A., Madrid	Spanien	Demag Cranes & Components GmbH
Demag Cranes & Components S.A., Madrid	Spanien	Demag Cranes & Components Spain Holdco S.A.
Demag Cranes & Components (Pty.) Ltd., Johannesburg	Südafrika	Demag Cranes & Components GmbH
Demag Cranes & Components spol.s.r.o., Slany	Tschechien	Demag Cranes & Components GmbH
Demag Cranes & Components Corp., Cleveland	USA	Demag Cranes & Components GmbH
Crane America Services Corp., Dayton	USA	Demag Cranes & Components Corp.
Demag Cranes & Components (Middle East) FZE, Dubai	Vereinigte Arabische Emirate	MDC (Middle East) EC
Nicht konsolidierte verbundene Unternehmen		
Demag Cranes & Components S.A., Buenos Aires	Argentinien	Demag Cranes & Components GmbH
Assoziierte Unternehmen, Ausland		
MHE-Demag (S) Pte. Ltd., Singapur	Singapur	Demag Cranes & Components GmbH

Anlage 8

Allgemeine Auftragsbedingungen

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde.

Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

KPMG

Bericht

über die Nachgründungsprüfung und die Prüfung der Sachkapitalerhöhung der

Demag Cranes AG
Wetter

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Inhaltsverzeichnis

Anlagenverzeichnis

1 Auftrag und Auftragsdurchführung

Mit Beschluss vom 29. März 2006 hat uns das Amtsgericht Hagen nach §§ 52, 183 Aktiengesetz (AktG) als Nachgründungsprüfer und Sacheinlagenprüfer im Rahmen der Kapitalerhöhung der

Demag Cranes AG, Wetter,
--im Folgenden auch „DC AG" genannt--

bestellt.

Anlass der Prüfung ist die beabsichtigte Einbringung von Anteilen an der

Gottwald HoldCo 3 (drei) GmbH, Düsseldorf,
--im Folgenden auch „Gottwald 3 GmbH" genannt--

in die DC AG im Rahmen einer Sachkapitalerhöhung mit wirtschaftlicher Wirkung zum 1. Oktober 2005. Gesellschafter der Gottwald 3 GmbH sind die Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, --im Folgenden auch kurz „GCC L" genannt-- und die Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf, --im Folgenden auch kurz „GCC M" genannt--. Bei der DC AG handelt es sich um die vormalige DCC HoldCo 3 (drei) GmbH, Wetter, --im Folgenden auch kurz „DCC 3 GmbH" genannt--. Auf der Gesellschafterversammlung der DCC 3 GmbH vom 28. April 2006 wurde die formwechselnde Umwandlung beschlossen und am 11. Mai 2006 in das Handelsregister eingetragen.

Die Durchführung der Prüfung erfolgte gemäß § 52 Abs. 4 und § 183 AktG.

In Übereinstimmung mit dem gesetzlichen Prüfungsumfang gemäß § 52 Abs. 4 bzw. § 183 AktG haben wir auftragsgemäß geprüft, ob der Wert der eingebrachten Anteile an der Gottwald 3 GmbH mindestens dem Nominalbetrag der von der DC AG ausgegebenen 9.570.193 neuen Aktien in Höhe von € 9.570.193 entspricht. Hierüber erstatten wir nachfolgend Bericht. Da für die Sacheinlage Aktien im Nennbetrag von mehr als 10 % des erhöhten Grundkapitals gewährt werden handelt es sich um eine Nachgründung bzw. beim Entwurf des Einbringungsvertrags um einen Vertrag im Sinne des § 52 Abs. 1 AktG. Ferner haben wir gemäß § 52 Abs. 4 i. V. m. § 34 Abs. 1 und 2 AktG geprüft, ob die Nachgründungssachverhalte im Entwurf des Nachgründungsberichts des Aufsichtsrats der DC AG vollständig und richtig erfasst sind.

Dem Auftrag liegen die als Anlage 3 beigefügten Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 zu Grunde. Die Höhe unserer Haftung bestimmt sich nach § 49 AktG i. V. m. § 323 Abs. 2 HGB. Im Verhältnis zu Dritten ist Nr. 1 Abs. 2 und Nr. 9 der Allgemeinen Auftragsbedingungen maßgebend.

Wir haben unsere Arbeiten im Monat Mai 2006 durchgeführt. Art und Umfang unserer Prüfungshandlungen haben wir in unseren Arbeitspapieren festgehalten.

Zur Durchführung unserer Prüfung standen uns insbesondere folgende Unterlagen zur Verfügung:

- Entwurf des Einbringungsvertrags zwischen der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg, und der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf, als einbringende Gesellschaften und der Demag Cranes AG, Wetter, vom 16. Mai 2006 (siehe Anlage 1);

- Entwurf des Nachgründungsberichts des Aufsichtsrats der DC AG vom 16. Mai 2006 (siehe Anlage 2);

- Gründungsprüfungsbericht der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main und Berlin, Zweigniederlassung Düsseldorf, über die Prüfung des Gründungshergangs der DC AG vom 28. April 2006;

- Handelsregisterauszüge der Gottwald 3 GmbH und der Gottwald Port Technology GmbH vom 9. Februar 2006;

- Handelsregisterauszug der DCC 3 GmbH vom 9. Mai 2006;

- Handelsregisterauszug der DC AG vom 11. Mai 2006;

- Beschluss des Aufsichtsrats der DCC 3 GmbH / DC AG vom 28. April 2006;

- von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main und Berlin, Zweigniederlassung Düsseldorf erstellte gutachtliche Stellungnahme zur Ermittlung eines Wertverhältnisses zum 1. Oktober 2005 zwischen der DCC 3 GmbH und der Gottwald 3 GmbH vom 12. April 2006;

- von der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, München, Zweigniederlassung Düsseldorf, --im Folgenden auch „Deloitte“ genannt-- geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschlüsse (HGB) der DCC 3 GmbH für die zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahre;

- von Deloitte geprüfte und mit dem uneingeschränkten Bestätigungsvermerk versehene Jahresabschlüsse (HGB) der Gottwald 3 GmbH für die zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahre;

- von Deloitte geprüfter und mit einem uneingeschränkten Bestätigungsvermerk versehener Konzernabschluss (IFRS) der Gottwald 3 GmbH zum 30. September 2005;

- konsolidierte Planungsrechnungen der Gottwald-Gruppe für die zum 30. September 2006, 30. September 2007, 30. September 2008, 30. September 2009 und zum 30. September 2010 endenden Geschäftsjahre;

- Management-Präsentation der Gottwald 3 GmbH zum Markt, Geschäftsmodell und Business Plan der Gottwald 3 GmbH.

Alle weiteren erforderlichen Unterlagen sind uns von der Gesellschaft bereitwillig zur Verfügung gestellt worden, ebenso sind uns alle von uns erbetenen Auskünfte bereitwillig erteilt worden. Der Vorstand der DC AG hat uns in einer Vollständigkeitserklärung bestätigt, dass uns sämtliche sachverhaltsrelevanten Informationen und Dokumente zugänglich gemacht worden sind.

2 Rechtliche und wirtschaftliche Grundlagen

2.1 Rechtliche Grundlagen

2.1.1 DC AG

Die DCC 3 GmbH war im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen. Sitz der Gesellschaft war Wetter. Die DCC 3 GmbH wurde in die DC AG umgewandelt. Die Eintragung der Umwandlung in die DC AG in das Handelsregister erfolgte am 11. Mai 2006 beim Amtsgericht Hagen unter HRB 7364.

Nach Umwandlung beträgt das Grundkapital der DC AG € 11.602.800 und ist in voller Höhe eingezahlt. Die im Rahmen der Umwandlung stattgefundene Kapitalerhöhung aus Gesellschaftermitteln in Höhe von € 10.152.450 ist am 5. Mai 2006 im Handelsregister eingetragen worden. Die Anteile werden gehalten von der DCC Luxembourg 2 S.à.r.l., Luxemburg, in Höhe von € 9.906.800 (= 85,4 %) und der DCC Management und Beteiligungs GmbH & Co. KG, Düsseldorf, in Höhe von € 952.000 und € 744.000 (= 14,6 %).

Gegenstand der DC AG ist die Leitung einer Gruppe von Unternehmen, die insbesondere im Bereich der Entwicklung, der Planung, der Herstellung, des Vertriebs und der Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren und Hafentechnologie, einschließlich Krane, automatische Hafensystem und ähnliche Produkte sowie deren Komponenten und zugehörigen Softwarelösungen, tätig sind; die Leitung umfasst auch die Einbringung von Dienstleistungen an Gesellschaften der Gruppe. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Maßnahmen und Geschäften berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

In den Konzernabschluss der DCC 3 GmbH zum 30. September 2005 wurden neben dem Mutterunternehmen u. a. die DCC HoldCo 4 (vier) GmbH, Wetter, die DCC HoldCo 5 (fünf) GmbH, Wetter, und die Demag Cranes & Components GmbH (im Folgenden auch kurz „DCC GmbH"), Wetter, als voll konsolidierte inländische Tochterunternehmen einbezogen. Bei den ersten zwei Gesellschaften handelt es sich um Zwischenholdings, die DCC GmbH ist die operativ tätige deutsche Tochtergesellschaft. Über diese Unternehmen hinaus gehören über die

DCC GmbH diverse ausländische Gesellschaften zum Konzern (im Folgenden werden alle diese Gesellschaften zusammenfassend auch kurz „DCC-Gruppe“ genannt). Die DCC-Gruppe ist über diese Unternehmen im Bereich der Fertigung von Industriekranen und Antriebstechnik weltweit tätig.

2.1.2 Gottwald 3 GmbH

Die Gottwald 3 GmbH hat ihren Sitz in Düsseldorf und ist in das Handelsregister des Amtsgerichts Düsseldorf unter HRB 42948 eingetragen.

Das Stammkapital der Gottwald 3 GmbH beträgt € 756.750 und ist vollständig eingezahlt. Die Geschäftsanteile werden zu 93,1 % von der Gottwald Luxembourg 2 (B) S.a.r.l., Luxemburg, und zu 6,9 % von der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf, gehalten.

Gegenstand des Unternehmens sind gemäß Gesellschaftsvertrag vom 12. Juli 2004 die Führung, die Verwaltung und der Erwerb von Gesellschaften in Deutschland und im Ausland, die insbesondere im Bereich der Entwicklung, Planung, Herstellung und Vermarktung von Maschinen, Anlagen, sonstigen Handelsgütern und Dienstleistungen auf dem Gebiet Transportverfahren, einschließlich Krane und ähnliche Produkte sowie deren Komponenten, und des Handels mit Produkten dieser Art sowie der Einbringung von Dienstleistungen für diese Produkte tätig sind. Die Gesellschaft kann auf den genannten Gebieten auch selbst tätig werden. Sie ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann zu diesem Zweck auch andere Unternehmen gründen, erwerben oder sich an ihnen beteiligen. Sie kann Unternehmen, an denen sie mehrheitlich beteiligt ist, unter ihrer Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Die Gesellschaft kann gegenüber ihren direkten und indirekten Mutter-, Tochter- und Schwesterunternehmen Gelddarlehen und Akzeptkredite gewähren sowie Bürgschaften, Garantien und sonstige Gewährleistungen übernehmen. Die Gesellschaft kann ferner die Verwaltung ihrer Finanzen teilweise oder vollständig auf ein direktes oder indirektes Mutter- und/oder Schwesterunternehmen übertragen.

Die Satzung ist vom 8. August 2002 und gültig in der Fassung vom 12. Juli 2004.

Das Geschäftsjahr läuft vom 1. Oktober bis zum 30. September des Folgejahres.

In den Konzernabschluss der Gottwald 3 GmbH werden zum 30. September 2005 neben dem Mutterunternehmen u. a. die Gottwald HoldCo 4 (vier) GmbH, Düsseldorf, die Gottwald Port Technology GmbH (im Folgenden „GPT GmbH“), Düsseldorf, und die Gottwald Port Technology Verwaltungsgesellschaft GmbH, Düsseldorf, als voll konsolidierte inländische Tochterunternehmen einbezogen. Des Weiteren erwarb im November 2005 die GPT GmbH

70,0 % der Anteile an dem holländischen IT-Unternehmen TBA B.V., Delft/ Niederlande (kurz „TBA"). Mit Wirkung zum 1. Januar 2006 wird TBA B.V. in den Konzernabschluss der Gottwald 3 GmbH aufgenommen. Diese Unternehmen sind weltweit führender Hersteller mobiler Hafenkrane. Darüber hinaus bieten sie automatisierte Lösungen für die Hafenlogistik (z. B. Fertigung von sog. Automated Guided Vehicles und Automated Stacker Cranes) an. Im Folgenden werden diese Gesellschaften zusammenfassend auch kurz „Gottwald-Gruppe" genannt.

2.2 Wirtschaftliche Grundlagen

2.2.1 DC AG

Der Geschäftszweck der DCC-Gruppe ist insbesondere die Herstellung von Kranen und deren Komponenten. Dabei wird die Geschäftstätigkeit in die folgenden Geschäftszweige segmentiert: Krane, Antriebstechnik, Handling Technology (Handhabungstechnik) und Service (dem Neugeschäft nachgelagerte Dienstleistungen).

Der Geschäftszweig Krane plant und realisiert mit seinen Produkten individuelle Transportlösungen für den flächendeckenden und flurfreien Transport. Kostengünstige Standardkrane werden für allgemeine industrielle Anwendungen verkauft, während Prozesskrane entweder autark oder in Anlagen und Systemen Produktionsprozesse automatisieren und untereinander verketten.

Die Geschäftszweige Antriebstechnik und Handling Technology liefern Produkte für die ergonomische Handhabung in unterschiedlichen Bereichen der Industrie, im Handel und in Dienstleistungsbereichen, so z. B. beim Heben und Positionieren von Lasten am Arbeitsplatz oder beim Beschicken von Maschinen, Anlagen und Regalen. Darüber hinaus werden Lastträger aus dem Kranbaukastensystem KBK angeboten, die mit entsprechenden Lastaufnahmemitteln kombiniert werden können.

Der Geschäftszweig Service bietet folgende Dienstleistungen an: Montage und Inbetriebnahme, Sicherheitsprüfungen, Wartung und Inspektion, Reparatur, Produkt- und Bedienerschulungen, Ersatzteilversorgung sowie Kranumrüstung und -modernisierung.

2.2.2 Gottwald 3 GmbH

Der Geschäftszweck der Gottwald-Gruppe ist insbesondere die Entwicklung, Konstruktion und Montage von mobilen Hafenkranen sowie automatischen Hafentransportsystemen. Dabei wird die Geschäftstätigkeit in die folgenden Geschäftszweige segmentiert: Hafenmobilkrane, Automatisierte Produkte, Software und After Sales (dem Neugeschäft nachgelagerte Dienstleistungen).

Der Geschäftszweig mobile Hafenkrane (nicht automatisierte Produkte) umfasst die Entwicklung und Produktion von drei verschiedenen Kranarten: Hafenmobilkrane (HMK), Hafenschienenkrane (HSK) und Hafenpontonkrane (HPK). Mittels der verschiedenen Krane mit unterschiedlichen Traglasten und Ausladungen wird der effiziente Umschlag von Containern, Schütt- und Stückgütern sowie Schwerlasten in Häfen ermöglicht. Auf Grund ihrer kompakten Bauweise und Mobilität können Hafenmobilkrane in unterschiedlichen Bereichen im Hafen flexibel eingesetzt werden. Hafenschienenkrane kombinieren die Technologie der Hafenmobilkrane mit schienengebundenen Portalen. Hafenpontonkrane sind dagegen nicht auf eine Kaianlage angewiesen. Sie werden auf Pontons installiert, um von dort aus Schüttgüter von Schiff zu Schiff umzuschlagen.

Der Geschäftszweig Automatisierte Produkte/Software liefert voll- und halbautomatisierte Produkte für die Optimierung von Logistikketten im Hafenbereich. Die Gottwald-Gruppe ist auskunftsgemäß technologisch führend im Bereich der Hafenautomatisierung mit führerlos betriebenen Automated Guided Vehicles (AGV/E-AGV). Diese Fahrzeuge ermöglichen den automatisierten und schnellen Container-Transport vom Hafenkai zum Lagerareal oder Bahnterminal. Darüber hinaus werden Automated Stacker Cranes (ASC - im Sinne eines automatisierten Krans für optimierte Containerlager) und Wide-Span Gantries (WSG - im Sinne von Fahrwerkportalkranen) sowie Gottwald-eigene Software zur Steuerung und Überwachung der Fahrzeuge angeboten, die sich auch in übergeordnete Terminalmanagementsysteme integrieren lassen. Weitere Softwareentwicklungen der Gottwald-Gruppe dienen der Koordination, Kontrolle, Planung und Simulation der Hafenlogistik so z. B. zur Visualisierung des Hafenumschlags und der Analyse der Effizienz des Terminals.

Nach der im August 2005 vorverhandelten und im November 2005 erfolgten Akquisition des holländischen Softwareunternehmens TBA und der anschließenden Zusammenlegung mit der Softwareabteilung der Gottwald-Gruppe befindet sich derzeit eine weitere Produktgruppe hinsichtlich Softwareentwicklungen und IT-Lösungen im Aufbau.

Der Geschäftszweig After Sales bietet als Dienstleistungen die Montage und Inbetriebnahme, Lieferung von Ersatzteilen, regelmäßige Wartung, Reparatur sowie Produkt- und Bedienertrainingsprogramme, Technikerdienst bei technischen Störungen sowie Kranupgrades und -modernisierung an.

3 Darstellung und Beurteilung der Nachgründung durch Sachkapitalerhöhung

3.1 Hergang der Nachgründung durch Sachkapitalerhöhung

Gemäß dem als Anlage 1 beigefügten Entwurf des Einbringungsvertrags zwischen der GCC L und GCC M und der DC AG vom 16. Mai 2006 (siehe Anlage 1) wird die Einbringung der Gottwald 3 GmbH-Anteile im Wege der Sachkapitalerhöhung in die DC AG gegen Ausgabe von 9.570.193 neu geschaffener Aktien der DC AG vertraglich vereinbart.

Wesentliche, für die Nachgründung maßgebliche Inhalte des Entwurfs des Einbringungsvertrags sind:

- Die Anteile an der Gottwald 3 GmbH werden von den Gesellschaftern der Gottwald 3 GmbH mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr im Wege der Sachkapitalerhöhung in die DC AG eingebracht.

- Die DC AG ist aus der formwechselnden Umwandlung der DCC 3 GmbH hervorgegangen, die ihren Sitz in Wetter hatte und im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen war. Mit Gesellschafterbeschluss vom 28. April 2006 (Urkunde des Notars Dr. Hauschild, UR-Nr. H 1418/2006) wurde zum einen das Kapital der Gesellschaft im Wege der Kapitalerhöhung aus Gesellschaftsmitteln auf € 11.602.800 erhöht und zum anderen der Formwechsel der DCC 3 GmbH in eine Aktiengesellschaft beschlossen. Die Kapitalerhöhung ist vor dem Formwechsel eingetragen worden, so dass die Aktiengesellschaft im Zeitpunkt des Wirksamwerdens des Formwechsels ein Grundkapital in Höhe von € 11.602.800 hatte. Die Eintragung des Formwechsels der DCC 3 GmbH in das Handelsregister erfolgte am 11. Mai 2006 beim Amtsgericht Hagen unter HRB 7364.

- Das Stammkapital der Gottwald 3 GmbH beträgt € 756.750. Alleinige Gesellschafter der Gottwald 3 GmbH sind die GCC L mit einem Geschäftsanteil in Höhe von € 704.300 und die GCC M mit einem Geschäftsanteil in Höhe von € 52.450. Zu den Geschäftsanteilen gehören sämtliche Rechte und Pflichten, die auf den jeweiligen Anteil entfallen.

- Für die Einbringung von Geschäftsanteilen an der Gottwald 3 GmbH im Wege der Sachkapitalerhöhung in die DC AG ist vorgesehen, dass die Hauptversammlung der DC AG einen Beschluss über die Erhöhung des Grundkapitals der DC AG von € 11.602.800 um € 9.570.193 auf € 21.172.993 gegen Ausgabe von 9.570.193 neuen auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils € 1 zu einem Ausgabebetrag von jeweils € 1 fasst, welcher von den Einbringenden gezeichnet wird. Die von den Einbringenden zu leistenden Einlagen sollen dadurch erbracht werden, dass die Einbringenden die Anteile als Sacheinlage in die Gesellschaft einbringen.

- Die Kosten der Beurkundung des Einbringungsvertrages und seiner Durchführung einschließlich Steuern trägt die Gesellschaft.

- Besondere Rechte (z. B. Vorzugsaktien, Mehrstimmrechtsaktien etc.) für einzelne Gesellschafter oder Dritte werden nicht gewährt.

Der Entwurf des Einbringungsvertrags ist als Vertrag im Sinne des § 52 Abs. 1 AktG einzuordnen, da für die Sacheinlage Aktien im Nennbetrag von mehr als 10 % des erhöhten Grundkapitals gewährt werden.

Gemäß Entwurf des Einbringungsvertrags (siehe Anlage 1) ist vorgesehen dass die Gesellschafter der Gottwald 3 GmbH am 18. Mai 2006 einen einstimmigen Gesellschafterbeschluss fassen und der Abtretung der jeweiligen Geschäftsanteile an der Gottwald 3 GmbH zustimmen. Die dingliche Übertragung der jeweiligen Geschäftsanteile steht unter der aufschiebenden Bedingung, dass die Sachkapitalerhöhung beschlossen und dieser Beschluss in das Handelsregister eingetragen wird.

Der Aufsichtsrat der DC AG hat dem Erwerb der Anteile an der Gottwald 3 GmbH von den Einbringenden GCC L und GCC M in seinem Beschluss vom 28. April 2006 zugestimmt. Gemäß Entwurf des Nachgründungsberichts empfiehlt der Aufsichtsrat der DC AG der Hauptversammlung, dem Einbringungsvertrag zuzustimmen und die zu ihrer Wirksamkeit erforderliche Kapitalerhöhung zu beschließen.

Die gesetzlichen Formerfordernisse wurden beachtet.

3.2 Nachgründungsbericht

Der Aufsichtsrat der DC AG hat am 16. Mai 2006 den Entwurf des Nachgründungsberichts gemäß § 197 Satz 1 UmwG i. V. m. §§ 52 Abs. 3, 32 Abs. 2 und 3 AktG erstellt.

Der Entwurf des Nachgründungsberichts enthält die notwendigen Angaben nach § 32 Abs. 2 und 3 AktG:

- Der Einbringung gehen keine Rechtsgeschäfte voraus, die auf den Erwerb des Vermögens der Gottwald 3 GmbH durch die DC AG hingezielt haben.

- In den beiden letzten Geschäftsjahren vor der Einbringung der Geschäftsanteile an der Gottwald 3 GmbH wurden seitens der Gottwald 3 GmbH weder Vermögensgegenstände angeschafft noch hergestellt. Daher sind keine Anschaffungs- und Herstellungskosten aus den letzten beiden Jahren im Nachgründungsbericht anzuführen.

- Gemäß dem mit uneingeschränktem Bestätigungsvermerk von Deloitte versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlusses der Gottwald 3 GmbH sind folgende Betriebserträge in den letzten beiden Geschäftsjahren erwirtschaftet wurden. Für das zum 30. September 2004 endende Geschäftsjahr betrug der Jahresüberschuss € 5,348 Mio und für das zum 30. September 2005 endende Geschäftsjahr betrug der Jahresüberschuss € 1,069 Mio.

- Insbesondere bestätigt der Aufsichtsrat, dass für Rechnung der Mitglieder des Aufsichtsrats beziehungsweise der Mitglieder des Vorstands der DC AG keine Aktien übernommen wurden oder diese sich keine besonderen Vorteile oder eine Entschädigung bzw. Belohnung für die Einbringung oder seine Vorbereitung ausbedungen haben. Auch andere Sondervorteile zu Lasten der DC AG wurden nicht gewährt. Die GCC M hält ihre Anteile an der Gottwald 3 GmbH wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an der GCC M halten. Zu dieser Gruppe gehören u. a. auch das Vorstandsmitglied der DC AG Kießling und verschiedene Anteilseignervertreter im Aufsichtsrat. Im Übrigen werden ausweislich der Bestimmungen des Einbringungsvertrages und der uns mündlich gegebenen Erklärungen des Vorstands im Rahmen der Einbringung der Gesellschaftsanteile der Gottwald 3 GmbH keine Aktien für Rechnung eines Mitglieds des Vorstands oder des Aufsichtsrats übernommen. Kein Mitglied des Vorstands oder des Aufsichtsrates hat sich einen besonderen Vorteil oder für die Einbringung oder Vorbereitung der Einbringung eine Entschädigung oder eine Belohnung ausbedungen.

Die Mitglieder des Aufsichtsrats der DC AG haben gemäß § 197 Satz 1 UmwG i. V. m. §§ 52 Abs. 3, 32 Abs. 2 und 3 AktG den Hergang der Gründung geprüft und werden gemäß dem Entwurf des Nachgründungsberichts am 18. Mai 2006 darüber gemäß § 34 Abs. 2 AktG schriftlich berichten. Der Entwurf des Nachgründungsberichts enthält die nach § 34 Abs. 1 und 2 AktG erforderlichen Angaben.

3.3 Wertverhältnisse im Zeitpunkt der Nachgründung und der Sachkapitalerhöhung

3.3.1 Vorbemerkung

Die handelsrechtlichen Vorschriften zur Kapitalerhöhung mit Sacheinlage enthalten keine ausdrückliche Regelung über die Art und Weise der Bewertung der Sacheinlage.

Der Zweck des Gesetzes, das Haftungsvermögen zu gewährleisten, wird erreicht, wenn die Sacheinlage einer entsprechenden Bareinlage aus Sicht der aufnehmenden Partei mindestens gleichwertig ist.

Als Wertmaßstab ist somit der Wert des von den Gesellschaftern der Gottwald 3 GmbH der GCC L und der GCC M an die DC AG übertragenen Anteile an der Gottwald 3 GmbH zu betrachten.

3.3.2 Gegenstand der Sachkapitalerhöhung

Es ist beabsichtigt, dass die Gesellschafter der Gottwald 3 GmbH sämtliche Geschäftsanteile der Gottwald 3 GmbH im Wege der Sachkapitalerhöhung in die DC AG einbringen und dafür neue Stückaktien der Gesellschaft mit einem Nennbetrag von € 9.570.193 erhalten. Demnach erhält die GCC L entsprechend in Höhe ihres Anteils an der Gottwald 3 GmbH von rund 93,1 % Aktien im Wert von € 8.906.883 und die GCC M entsprechend ihres Anteils von rund 6,9 % Aktien im Wert von € 663.310.

3.3.3 Wert der Sacheinlage

Um zu prüfen, ob der Wert der geplanten Sacheinlage, d. h. der Wert der Anteile an der Gottwald 3 GmbH, den im Gegenzug zu gewährenden Nennbetrag der Kapitalerhöhung von € 9.570.193 erreicht, haben wir folgende Prüfungshandlungen vorgenommen:

- Vergleich des Nominalbetrags der Grundkapitalerhöhung gegen Sacheinlage mit dem bilanziellen Eigenkapital der Gottwald 3 GmbH zum 30. September 2005 gemäß Jahresabschluss nach HGB und IFRS-Konzernabschluss und zum 31. März 2006 gemäß IFRS-Management-reporting;

- Betrachtung der Entwicklung der handelsrechtlichen Jahresüberschüsse der Gottwald 3 GmbH für die Geschäftsjahre zum 30. September 2004 und 2005 (HGB) sowie Berücksichtigung der historischen und geplanten konsolidierten Ertragslage der Gottwald-Gruppe (IFRS).

Nachfolgend ist die verkürzte Bilanz des mit uneingeschränktem Bestätigungsvermerk der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlusses der Gottwald 3 GmbH zum 30. September 2005 abgebildet.

Bilanz Gottwald HoldCo 3 (drei) GmbH (HGB)	
Geschäftsjahresende zum 30. September	**2005 € Mio.**
Finanzanlagen	30,4
Anlagevermögen	**30,4**
Forderungen gegen verbundene Unternehmen	3,3
Umlaufvermögen	**3,3**
Summe Aktiva	**33,7**
Gezeichnetes Kapital	0,8
Kapitalrücklagen	14,6
Bilanzverlust	5,7
Eigenkapital	**9,7**
Rückstellungen	2,3
Verbindlichkeiten gegenüber verbundenen Unternehmen	21,7
Summe Passiva	**33,7**

Quelle: Jahresabschluss zum 30. September 2005

Wie aus der Tabelle ersichtlich ist, betrug das bilanzielle Eigenkapital (HGB) der Gottwald 3 GmbH zum 30. September 2005 rund € 9,7 Mio. Dieser Betrag übersteigt den Nominalwert der neuen Anteile um € 0,1 Mio.

Nachfolgend ist die verkürzte Konzern-Bilanz des mit uneingeschränktem Bestätigungsvermerk von der Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft versehenen IFRS-Konzernabschlusses der Gottwald 3 GmbH zum 30. September 2005 abgebildet.

Konzern-Bilanz Gottwald-Gruppe (IFRS)	
Geschäftsjahresende zum 30. September	**2005**
	€ Mio.
Immaterielle Vermögensgegenstände	25,1
Sachanlagen	32,4
Finanzanlagen	1,9
Anlagevermögen	**59,4**
Vorräte	49,9
Forderungen und sonstige Vermögensgegenstände	67,8
Flüssige Mittel	3,7
Umlaufvermögen	**121,4**
Aktive latente Steuern	5,0
Summe Aktiva	**185,8**
Gezeichnetes Kapital	0,8
Kapitalrücklagen	14,6
Bilanzverlust	0,4
Anteile anderer Gesellschafter	-
Revaluation	(1,1)
Eigenkapital	**14,7**
Rückstellungen	27,5
Verzinsliche Verbindlichkeiten	98,3
Unverzinsliche Verbindlichkeiten	39,7
Passive latente Steuern	5,6
Summe Passiva	**185,8**

Quelle: IFRS-Konzernabschluss zum 30. September 2005

Das bilanzielle Eigenkapital der Gottwald-Gruppe auf Basis des IFRS-Konzernabschlusses betrug zum 30. September 2005 in Summe rund € 14,7 Mio und ist damit rund € 5,1 Mio höher als der Nominalwert der neuen Anteile in Höhe von € 9,6 Mio.

Gemäß der Zahlen aus dem Managementreporting (IFRS) zum 31. März 2006 beträgt das bilanzielle Eigenkapital der Gottwald 3 GmbH rund € 16,9 Mio. Die Verbesserung im Vergleich zum 30. September 2005 (€ 14,7 Mio) ist im Wesentlichen auf ein positives Halbjahresergebnis zurückzuführen.

Die Entwicklung der Ertragslage der Gottwald 3 GmbH in den zum 30. September 2004 und zum 30. September 2005 endenden Geschäftsjahren stellt sich wie nachstehend abgebildet dar. Die Zahlen wurden den mit einem uneingeschränkten Bestätigungsvermerk versehenen und nach handelsrechtlichen Grundsätzen aufgestellten Jahresabschlüssen der Gottwald 3 GmbH zum 30. September 2004 und zum 30. September 2005 entnommen:

Gewinn- und Verlustrechnung Gottwald HoldCo 3 (drei) GmbH (HGB)		
Geschäftsjahr 1.Oktober bis 30. September	**2003/2004 € Mio.**	**2004/2005 € Mio.**
Allgemeine Verwaltungskosten	0,0	0,0
Sonstige betriebliche Erträge	-	0,0
Erträge aus Gewinnabführungsvertrag	9,0	3,3
Zinsen und ähnliche Aufwendungen	2,2	1,3
Steuern vom Einkommen und Ertrag	1,4	0,9
Jahresüberschuss	**5,3**	**1,1**

Quelle: Jahresabschluss zum 30. September 2005

Ausweislich der nach HGB aufgestellten Jahresabschlüsse hat die Gottwald 3 GmbH in den letzten beiden Jahren positive Jahresüberschüsse erwirtschaftet. Als deutsche Holdinggesellschaft der Gottwald-Gruppe ist die wirtschaftliche Lage der Gottwald 3 GmbH maßgeblich von der wirtschaftlichen Entwicklung der mittel- und unmittelbaren Beteiligungsgesellschaften bestimmt. Aus diesem Grund sind zur weiteren Beurteilung der Ertragsentwicklung der Gottwald 3 GmbH die konsolidierten Gewinn- und Verlustrechnungen nach IFRS heranzuziehen, die in folgender Tabelle dargestellt sind:

Konzern-Gewinn- und Verlustrechnung Gottwald-Gruppe (IFRS)		
Geschäftsjahr 1.Oktober bis 30. September	**2003/2004 Ist € Mio.**	**2004/2005 Ist € Mio.**
Umsatz	**194,9**	**237,1**
Herstellungskosten	(151,9)	(186,5)
Rohertrag	**43,0**	**50,6**
Rohertrag (%)	*22,1%*	*21,4%*
Forschungs- und Entwicklungskosten	(6,2)	(4,3)
Vertriebs- und Verwaltungskosten	(22,6)	(28,6)
Sonstige betriebliche Erträge/Aufwendungen	0,0	0,6
Ergebnis vor Zinsen und Steuern (EBIT)	**14,3**	**18,3**
EBIT (%)	*7,3%*	*7,7%*
Finanzergebnis	(7,6)	(10,0)
Ergebnis vor Steuern (EBT)	**6,6**	**8,3**
Steuern	(3,6)	(4,1)
Jahresüberschuss	**3,0**	**4,2**

Quelle: IFRS-Konzernabschluss zum 30. September 2005

Wie aus der Tabelle ersichtlich, hat die Gottwald-Gruppe gemäß IFRS-Konzernabschluss sowohl positive operative Ergebnisse (Ergebnisse vor Zinsen und Steuern) als auch positive Jahresüberschüsse erwirtschaftet. Auch die operativen Cash Flows für die zwei Geschäftsjahre waren gemäß IFRS-Konzernabschluss mit rund € 16,2 Mio (2004/2005) bzw. rund € 6,5 Mio (2003/2004) positiv.

Die Gottwald-Gruppe rechnet für die nach dem 30. September 2005 beginnenden Geschäftsjahre weiterhin mit einer positiven und im Vergleich zu den zwei dargestellten Geschäftsjahren deutlich besseren Ertragslage. Somit erwartet die Gesellschaft bereits für das zum 30. September 2006 endende Geschäftsjahr einen Konzern-Jahresüberschuss von über € 10,0 Mio. Für die weiteren Planjahre rechnet die Gottwald-Gruppe mit wesentlich höheren Konzern-Jahresüberschüssen. Die Sacheinlage ist somit auch im Hinblick auf die Erzielung künftiger Ergebnisse werthaltig.

4 Schlusserklärung

Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfungen gemäß §§ 52 Abs. 4, 34, 183 AktG bestätigen wir auf Grund der uns zur Verfügung gestellten Unterlagen sowie der uns erteilten Aufklärungen und Nachweise, dass die Angaben im Entwurf des Nachgründungsberichts des Aufsichtsrates richtig und vollständig sind und dass der Wert der geplanten Sacheinlage, d. h. der Anteile an der Gottwald HoldCo 3 (drei) GmbH, Düsseldorf, den im Gegenzug zu gewährenden Nennbetrag der Kapitalerhöhung von € 9.570.193 erreicht.

Düsseldorf, den 17. Mai 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Beumer	ppa. Weimer
Wirtschaftsprüfer	*Wirtschaftsprüfer*
	, Steuerberater

Anlagen

Entwurf
16. Mai 2006

UR Nr. [•] / 2006

Verhandelt in Düsseldorf

am 18. Mai 2006

vor mir, dem unterzeichneten Notar

Dr. Armin Hauschild

erschienen

1. Herr Harald Joachim Joos, geb. am 26. Mai 1952, wohnhaft Schwedler Str. 4, 14193 Berlin, ausgewiesen durch seinen Personalausweis Nr. 246 9110 858 D,

2. Herr Dirk Uwe Kießling, geb. am 15. Dezember 1964, wohnhaft Köhlerstr. 4 h, 58300 Wetter, ausgewiesen durch seinen Personalausweis Nr. 565 8542 638 D,

   die Erschienenen zu 1. und 2. hier nicht handelnd im eigenen Namen, sondern in ihrer Eigenschaft als gesamtvertretungsberechtigte Vorstandsmitglieder der Demag Cranes AG, Wetter,

   eine notariell beglaubigte Abschrift des Handelsregisters der Demag Cranes AG ist in **Anlage 1** beigefügt,

3. Herr Werner Paschke, geb. am 8. April 1950, wohnhaft rue Siggy vu Letzebuerg 41, L-1933 Luxembourg, ausgewiesen durch seinen Reisepass Nr. 1495434475,

   hier nicht handelnd im eigenen Namen, sondern in seiner Eigenschaft als alleinvertretungsberechtigter Geschäftsführer der Gottwald Luxembourg 2 (b) S.à r.l.;

   eine notariell beglaubigte Abschrift des Handelsregisters der Gottwald Luxembourg 2 (b) S.à r.l. ist in **Anlage 2** beigefügt,

3. Dr. Horst Heidsieck, geb. am 16. Juli 1947, wohnhaft Ostpreußenstraße 34, 63654 Büdingen, ausgewiesen durch seinen Personalausweis Nr. 420 8263 276 D,

hier nicht handelnd im eigenen Namen, sondern im Namen der Gottwald Management Beteiligungs GmbH & Co. KG

a) in seiner Eigenschaft als vertretungsberechtigter Geschäftsführer ihrer einzigen Komplementärin, der Demag Management Equity Participation Verwaltungs GmbH,

öffentlich beglaubigte Abschriften der Handelsregisterauszüge für die Gottwald Management Beteiligungs GmbH & Co. KG und die Demag Management Equity Participation Verwaltungs GmbH sind in **Anlage 3** beigefügt, und

b) in seiner Eigenschaft als rechtsgeschäftlicher Vertreter des zweiten Geschäftsführers der Demag Management Equity Participation Verwaltungs GmbH, Herrn Pepyn René Dinandt, aufgrund der als **Anlage 4** beigefügten notariell beglaubigten Vollmacht vom 21. April 2006.

Die Beteiligten baten um die Beurkundung des nachstehenden

Einbringungsvertrages

zwischen

der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg,

- nachfolgend „**Einbringender 1**" genannt -

und

der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf,

- nachfolgend „**Einbringender 2**" genannt -

- Einbringender 1 und Einbringender 2 zusammen nachfolgend auch **„Einbringende“** genannt -

und

der Demag Cranes AG, vormals DCC HoldCo 3 (drei) GmbH, Wetter,

- nachfolgend **„Gesellschaft“** genannt -.

Vorbemerkungen

0.1 Der Einbringende 1 ist eine Gesellschaft mit beschränkter Haftung nach luxemburgischem Recht, eingetragen im luxemburgischen Handelsregister unter RCS B 88869. Der Einbringende 2 ist eingetragen im Handelsregister des Amtsgerichts Düsseldorf unter HR A 17000. Die Gesellschaft ist aus der formwechselnden Umwandlung der DCC HoldCo 3 (drei) GmbH hervorgegangen, die ihren Sitz in Wetter hatte und im Handelsregister des Amtsgerichts Hagen unter HRB 5548 eingetragen war. Der Formwechsel der DCC HoldCo 3 (drei) GmbH in eine Aktiengesellschaft ist durch Gesellschafterbeschluss vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) beschlossen worden und am 11. Mai 2006 in das Handelsregister eingetragen worden.

0.2 Der Einbringende 1 und der Einbringende 2 sind die alleinigen Gesellschafter der Gottwald HoldCo 3 (drei) GmbH, die im Handelsregister des Amtsgerichts Düsseldorf unter HR B 42948 eingetragen ist und ein Stammkapital von EUR 756.750 hat. Der Einbringende 1 hält einen Geschäftsanteil in Höhe von EUR 704.300, der Einbringende 2 einen Geschäftsanteil in Höhe von EUR 52.450 (nachfolgend zusammen die "**GW-Anteile**"). Zu den GW-Anteilen gehören sämtliche Rechte und Pflichten, die auf den jeweiligen Anteil entfallen.

0.3 Die Gesellschaft hatte ursprünglich ein Stammkapital von EUR 1.450.350. Durch Beschluss der Gesellschafterversammlung vom 28. April 2006 (Urkunde des Notars Dr. Armin Hauschild, UR-Nr. H 1418 / 2006) ist das Kapital der Gesellschaft von EUR 1.450.350 auf EUR 11.602.800 im Wege der Kapitalerhöhung aus Gesellschaftsmitteln erhöht worden. Diese Kapitalerhöhung ist am 5. Mai 2006 in das

Handelsregister eingetragen worden. Die Kapitalerhöhung ist vor dem Formwechsel eingetragen worden, so dass die Aktiengesellschaft im Zeitpunkt des Wirksamwerdens des Formwechsels ein Grundkapital in Höhe von EUR 11.602.800 hatte.

0.4 Es ist beabsichtigt, dass die Einbringenden ihre GW-Anteile im Wege der Sachkapitalerhöhung in die Gesellschaft einbringen und dafür neu geschaffene Aktien der Gesellschaft erhalten. Dazu ist vorgesehen, dass die Hauptversammlung der Gesellschaft beschließt, das Grundkapital der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 gegen Ausgabe von 9.570.193 neuen auf den Inhaber lautenden Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 (nachfolgend zusammen die "**Neuen Aktien**") zu erhöhen, welche von den Einbringenden gezeichnet werden. Die von den Einbringenden zu leistenden Einlagen sollen dadurch erbracht werden, dass die Einbringenden die Anteile als Sacheinlage in die Gesellschaft einbringen.

§ 1
Einbringungsverpflichtung und Einbringung

1.1 Die Einbringenden verpflichten sich hiermit jeweils, die GW-Anteile mit wirtschaftlicher Wirkung zum Stichtag (§ 2) in die Gesellschaft einzubringen und hierzu jeweils eine Anzahl von Neuen Aktien gemäß § 185 AktG zu zeichnen, die dem Verhältnis entspricht, in dem der Nennbetrag des GW-Anteils des jeweiligen Einbringenden zum Gesamtnennbetrag der GW-Anteile steht. Diese Verpflichtung steht unter der aufschiebenden Bedingung, dass die in Ziffer 0.4 dieser Vereinbarung genannte Sachkapitalerhöhung beschlossen und dieser Beschluss in das Handelsregister eingetragen wird.

1.2 Die Einbringenden übertragen hiermit ihren jeweiligen GW-Anteil auf die dies annehmende Gesellschaft. Die dingliche Übertragung steht unter der aufschiebenden Bedingung, dass die in Ziffer 0.4 dieser Vereinbarung genannte Sachkapitalerhöhung beschlossen und dieser Beschluss in das Handelsregister eingetragen wird. Die Übertragung erfolgt in Erfüllung der jeweiligen Einlageverpflichtung der Einbringenden.

§ 2
Stichtag

Die Anteile werden mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr übertragen. Die Gewinnbezugsrechte aus den GW-Anteilen stehen für die Zeit nach diesem Zeitpunkt der Gesellschaft zu.

§ 3
Bilanzierung, Gegenleistung

3.1 Die Gesellschaft wird die vom Einbringenden 1 eingebrachten GW-Anteile in ihrer Handelsbilanz mit einem Wert von insgesamt EUR 89.654.751 und die vom Einbringenden 2 eingebrachten GW-Anteile zu deren Verkehrswert ansetzen. Der Betrag, um den der anzusetzende Wert für die GW-Anteile den auf die Neuen Aktien entfallenden anteiligen Betrag des Grundkapitals übersteigt, ist gemäß § 272 Abs. 2 Nr. 1 HGB in die Kapitalrücklage der Gesellschaft einzustellen.

3.2 Die Gesellschaft wird die GW-Anteile in ihrer Steuerbilanz mit dem Teilwert ansetzen.

3.3 Als Gegenleistung für die gemäß § 1 dieses Vertrags einzubringenden GW-Anteile erhalten die Einbringenden jeweils eine Anzahl Neuer Aktien, die dem Verhältnis entspricht, in dem der Nennbetrag des Anteils des jeweiligen Einbringenden zum Gesamtnennbetrag der Anteile steht. Der Einbringende 1 erhält damit 8.906.883 Neue Aktien und der Einbringende 2 663.310 Neue Aktien. Die Neuen Aktien nehmen am Gewinn des ganzen am 1. Oktober 2005 beginnenden und am 30. September 2006 endenden Geschäftsjahres teil.

§ 4
Gewährleistung

4.1 Die Einbringenden gewährleisten jeweils in Form einer unabhängigen Garantie, dass der jeweilige Einbringende im Zeitpunkt des dinglichen Übergangs der Anteile gemäß § 1.2 dieses Vertrags Inhaber des jeweiligen Anteils ist und über diesen verfügen kann, sowie dass der jeweilige Anteil zu diesem Zeitpunkt, vorbehaltlich von Sicherungsrechten zu Gunsten von finanzierenden Banken, die der Gesellschaft

bekannt sind, frei von Rechten Dritter ist. Ansprüche wegen einer Verletzung dieser Garantien verjähren am 31. Dezember 2008.

4.2 Im Übrigen wird jegliche Haftung der Einbringenden für den Bestand und die Beschaffenheit der Anteile ausgeschlossen, soweit dies gesetzlich zulässig ist. Insbesondere stehen der Gesellschaft keine Ansprüche und Rechte zu, die sich aus dem gesetzlichen Gewährleistungs- und Leistungsstörungsrecht und den Vorschriften zur Anfechtung von Willenserklärungen ergeben oder die vorvertraglicher Natur sind.

§ 5
Zustimmungen

5.1 Die Einbringenden als alleinige Gesellschafter der Gottwald HoldCo 3 (drei) GmbH fassen hiermit unter Verzicht auf alle Formen und Fristen einen Gesellschafterbeschluss der Gottwald HoldCo 3 (drei) GmbH und stimmen der Abtretung der GW-Anteile nach diesem Vertrag gemäß Ziffer 7.1 des Gesellschaftsvertrags der Gottwald HoldCo 3 (drei) GmbH zu.

5.2 Der Aufsichtsrat der Gesellschaft hat diesem Vertrag und dem Erwerb der GW-Anteile gemäß diesem Vertrag durch Beschluss vom 28. April 2006 zugestimmt, der als **Anlage 5.2** beigefügt ist.

§ 6
Sonstige Bestimmungen

6.1 Die Vertragsparteien werden alle Erklärungen abgeben und Handlungen vornehmen, welche für die Übertragung der Anteile etwa noch erforderlich oder zweckmäßig sind.

6.2 Die Kosten der Beurkundung dieses Vertrags und seiner Durchführung einschließlich Steuern trägt die Gesellschaft. Dies gilt auch für die Kosten, Gebühren und Honorare, die im Zusammenhang mit der Vorbereitung dieses Vertrags oder der Sachkapitalerhöhung (§ 0.4 dieses Vertrags) oder ihrer Durchführung stehen.

6.3 Änderungen und Ergänzungen dieses Vertrages einschließlich der Änderung oder Aufhebung dieser Bestimmung bedürfen der Schriftform, soweit nicht gesetzlich eine strengere Form vorgeschrieben ist.

6.4 Die Gesellschaft ist berechtigt, auf die aufschiebende Bedingung der Eintragung des Sachkapitalerhöhungsbeschlusses in das Handelsregister gemäß § 1.1 und 1.2 durch schriftliche Erklärung gegenüber dem Einbringenden 1 oder dem zuständigen Handelsregister der Gesellschaft zu verzichten.

6.5 Sollten eine oder mehrere Bestimmungen dieses Vertrags ganz oder teilweise nichtig, unwirksam oder undurchführbar sein oder werden, wird die Wirksamkeit dieses Vertrags und seiner übrigen Bestimmungen hiervon nicht berührt. Anstelle der nichtigen, unwirksamen oder undurchführbaren Bestimmung gilt eine solche Bestimmung, die nach Form, Inhalt, Zeit, Maß und Geltungsbereich dem am nächsten kommt, was von den Parteien nach dem wirtschaftlichen Sinn und Zweck der nichtigen, unwirksamen oder undurchführbaren Bestimmung gewollt war. Entsprechendes gilt für etwaige Lücken in diesem Vertrag.

Vorgelesen vom Notar, von den Beteiligten genehmigt, und eigenhändig unterschrieben:

Entwurf
16. Mai 2006

Nachgründungsbericht des Aufsichtsrats
gemäß § 197 Satz 1 UmwG i.V.m. §§ 52 Abs. 3, 32 Abs. 2 und 3 AktG

Wir, die Mitglieder des Aufsichtsrats der Demag Cranes AG, erstatten den folgenden Nachgründungsbericht:

I.
Allgemeine Feststellungen

Die am 11. Mai 2006 mit einem Grundkapital von EUR 11.602.800 in das Handelsregister des Amtsgerichts Hagen eingetragene Demag Cranes AG (nachfolgend auch „Gesellschaft" genannt) hat am 18. Mai 2006 mit der Gottwald Luxembourg 2 (b) S.à r.l., Luxemburg (nachfolgend „Einbringender 1" genannt), und der Gottwald Management Beteiligungs GmbH & Co. KG, Düsseldorf (nachfolgend „Einbringender 2" genannt, Einbringender 1 und Einbringender 2 nachfolgend auch „Einbringende" genannt), einen Nachgründungsvertrag geschlossen. Die Einbringenden sind die alleinigen Gesellschafter der Gottwald HoldCo 3 (drei) GmbH, die im Handelsregister des Amtsgerichts Düsseldorf unter HRB 42948 eingetragen ist und über ein Stammkapital von EUR 756.750 verfügt. Der Einbringende 1 hat sich verpflichtet, im Wege der Sachkapitalerhöhung seinen Geschäftsanteil in Höhe von EUR 704.300 in die Gesellschaft einzubringen. Der Einbringende 2 hat sich verpflichtet, im Wege der Sachkapitalerhöhung seinen Geschäftsanteil in Höhe von EUR 52.450 in die Gesellschaft einzubringen. Die Einbringungen erfolgen mit wirtschaftlicher Wirkung zum 1. Oktober 2005, 0.00 Uhr. Die Verpflichtungen und dinglichen Übertragungen stehen unter der aufschiebenden Bedingung, dass die Hauptversammlung der Gesellschaft beschließt, das Grundkapital der Gesellschaft von EUR 11.602.800 um EUR 9.570.193 auf EUR 21.172.993 gegen Ausgabe von 9.570.193 neuen Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1 (nachfolgend zusammen die die „Neuen Aktien") zu erhöhen, und dass die Kapitalerhöhung in das Handelsregister eingetragen wird. Die Gesellschaft hat sich verpflichtet, den Einbringenden als Gegenleistung für die Einbringung jeweils neue auf den Inhaber lautende Stückaktien der Gesellschaft mit Gewinnberechtigung ab 1. Oktober 2005 in folgender Anzahl zu gewähren: Einbringender 1 erhält 8.906.883 Aktien und Einbringender 2 663.310 Aktien.

Entwurf
16. Mai 2006

Der Aufsichtsrat der Gesellschaft hat dem Erwerb der Anteile an der Gottwald HoldCo 3 (drei) GmbH von den Einbringenden in seinem Beschluss vom 28. April 2006 zugestimmt, von dem wir eine Abschrift als **Anlage 1** beifügen.

Es ist nicht auszuschließen, dass es sich bei dem Einbringungsvertrag um einen Vertrag im Sinne des § 52 Abs. 1 AktG handelt. Nach verbreiteter, wenn auch nicht unbestrittener Auffassung können auch Verträge im Hinblick auf die Einbringung von Sacheinlagen dem § 52 Abs. 1 AktG unterfallen. Der Nominalbetrag der auszugebenden Aktien wird den zehnten Teil des Grundkapitals der Gesellschaft übersteigen. Einbringender 1 und Einbringender 2 könnten als den Aktionären nahe stehende Personen anzusehen sein, auf die § 52 Abs. 1 AktG verbreitet entsprechend angewandt wird. Einbringender 1 ist eine 100%-ige Tochtergesellschaft der Stabilus Luxembourg 2 (d) S.à r.l. (nachfolgend „Stabilus Luxembourg"). Stabilus Luxembourg hält ferner 100 % der Anteile an der Stabilus B.V. Stabilus B.V. hält 100 % der Anteile an der DCC Luxembourg 2 S.à r.l., die an der Gesellschaft derzeit mit 85,38 % beteiligt ist. Einbringender 1 und DCC Luxembourg 2 S.à r.l. sind daher verbundene Unternehmen im Sinne des § 15 AktG. Die einzige Komplementärin des Einbringenden 2 ist gleichzeitig einzige Komplementärin der DCC Management Beteiligungs GmbH & Co. KG, die an der Gesellschaft mit 14,62 % beteiligt ist.

Liegen die Voraussetzungen des § 52 Abs. 1 AktG vor, ist der Vertrag nach § 52 Abs. 3 AktG vor der erforderlichen Zustimmung durch die Hauptversammlung vom Aufsichtsrat zu prüfen. Der Aufsichtsrat hat über das Ergebnis der Beschlussfassung einen Bericht zu erstatten.

Zur Erstattung des Nachgründungsberichts liegt dem Aufsichtsrat der notariell beurkundete Nachgründungsvertrag zwischen der Gesellschaft und den Einbringenden vom 18. Mai 2006 vor.

II.
Prüfungsergebnis

Über die Angemessenheit der Leistungen der Gesellschaft für den in dem Nachgründungsvertrag vorgesehenen Erwerb der Geschäftsanteile der Einbringenden an der Gottwald HoldCo 3 (drei) GmbH machen wir folgende Angaben:

Entwurf
16. Mai 2006

1. Bei der Gottwald HoldCo 3 (drei) GmbH handelt es sich um eine nicht operativ tätige Gesellschaft. Mit Ausnahme der Verwaltung ihres eigenen Vermögens, das ausschließlich in Anteilen an verbundenen Unternehmen besteht, und der Führung ihrer Tochtergesellschaften war sie nicht geschäftlich tätig.

2. Der Erwerb der Geschäftsanteile an der Gottwald HoldCo 3 (drei) GmbH erfolgt durch die Ausgabe von 9.570.193 neuen Stückaktien mit einem anteiligen Betrag am Grundkapital von jeweils EUR 1 zu einem Ausgabebetrag von jeweils EUR 1.

3. Alle wertbildenden Faktoren und bilanziellen Kennzahlen der Gottwald HoldCo 3 (drei) GmbH zeigen, dass der Wert der eingebrachten Geschäftsanteile erheblich über dem Ausgabebetrag liegt. Laut Jahresabschluss 2004/2005 beläuft sich das bilanzielle Eigenkapital (HGB) der Gottwald HoldCo 3 (drei) GmbH auf EUR 9.669.523. Allein das bilanzielle Eigenkapital der Gottwald Port Technology, einer 100%-igen mittelbaren Tochtergesellschaft der Gottwald HoldCo 3 (drei) GmbH, betrug laut Jahresabschluss für das Geschäftsjahr 2004/2005 EUR 55,4 Mio. Die Gottwald Port Technology GmbH erzielte ein Vorsteuerergebnis von EUR 5,1 Mio. Die Werthaltigkeit der eingebrachten Geschäftsanteile wird auch durch das Consolidated Financial Statement gemäß International Financial Reporting Standards (IFRS) bestätigt. Danach erzielten die Gottwald HoldCo 3 (drei) GmbH und konsolidierte Tochtergesellschaften im Geschäftsjahr 2004/2005 einen Gewinn vor Zinsen und Steuern (EBIT) von EUR 18,3 Mio. Der Cash Flow aus operativer Tätigkeit der Gruppe (Cash flow from operating activities) betrug im Geschäftsjahr 2004/2005 EUR 16,2 Mio.

4. Die Vertragsbestimmungen im Übrigen entsprechen dem Standard für Einbringungsverträge. Dies gilt auch für den teilweisen Ausschluss von Gewährleistungsansprüchen. Den Einbringenden werden im Gegenzug auch keine Gewährleistungen im Hinblick auf die von der Gesellschaft zu gewährenden Aktien und das Geschäft der Gesellschaft gegeben.

5. Der Einbringung sind keine Rechtsgeschäfte vorangegangen, die auf den Übergang des Vermögens der Gottwald HoldCo 3 (drei) GmbH auf die Gesellschaft hingezielt haben (vgl. § 32 Abs. 2 Nr. 1 AktG).

6. Da die Gottwald HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren vor der Einbringung Vermögensgegenstände weder angeschafft noch hergestellt hat, sind

keine Anschaffungs- und Herstellungskosten angefallen. (vgl. § 32 Abs. 2 Nr. 2 AktG).

7. Zum Nachweis der Betriebserträge der Gottwald HoldCo 3 (drei) GmbH in den beiden letzten Geschäftsjahren fügen wir als **Anlagen 2 und 3** die Jahresabschlüsse für die Geschäftsjahre 2003/2004 und 2004/2005 bei (vgl. § 32 Abs. 2 Nr. 3 AktG). Für das Geschäftsjahr 2003/2004 ergab sich ein Jahresüberschuss von EUR 5,348 Mio., für das Geschäftsjahr 2004/2005 von EUR 1,069 Mio.

Wir halten danach die Ausgabe von 9.570.193 neuen Aktien der Gesellschaft für eine angemessene Gegenleistung der Sacheinlagen der Einbringenden.

III.
Gesonderte Angaben nach § 32 Abs. 3 AktG

Einbringender 2 hält seine Anteile an der Gottwald HoldCo 3 (drei) GmbH wirtschaftlich zu Gunsten einer größeren Anzahl von Managern und Vertretern des Mehrheitsgesellschafters, die ihrerseits Kommanditanteile an dem Einbringenden 2 halten. Zu den Gesellschaftern des Einbringenden 2 gehören unter anderem auch das Vorstandsmitglied Kießling sowie verschiedene Mitglieder des Aufsichtsrats. Im Übrigen werden ausweislich der Bestimmungen des Nachgründungsvertrages und der uns mündlich gegebenen Erklärungen des Vorstands im Rahmen der Einbringung der Geschäftsanteile der Gottwald HoldCo 3 (drei) GmbH keine Aktien für Rechnung eines Mitglieds des Vorstands oder des Aufsichtsrats übernommen. Weder ein Mitglied des Vorstands noch ein Mitglied des Aufsichtsrats hat sich einen besonderen Vorteil oder für die Einbringung oder Vorbereitung der Einbringung eine Entschädigung oder Belohnung ausbedungen.

IV.
Empfehlung

Wir empfehlen der Hauptversammlung einstimmig, dem Nachgründungsvertrag zuzustimmen und die zu ihrer Wirksamkeit erforderliche Kapitalerhöhung zu beschließen.

Entwurf
16. Mai 2006

Düsseldorf, den 18. Mai 2006

Für den Aufsichtsrat:

____

Dr. Horst Heidsieck

Anlage 3

Allgemeine Auftragsbedingungen

Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde.

Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.